

This Form CB contains pages. including all exhibits.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington. D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Telecom Italia S.p.A
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Italy
(Jurisdiction of Subject Company's Incorporation or Organization)

Olivetti S.p.A.
(Name of Person(s) Furnishing Form)

Ordinary Shares
and
American Depositary Receipts
(Title of Class of Subject Securities)

Ordinary Shares ISIN IT 0001127429
ADR CUSIP 87927W106
(CUSIP Number of Class of Securities (if applicable))

Riccardo Pettazzi
Department of Corporate Affairs
Telecom Italia S.p.A.
Corso d'Italia 41
00198 Rome (Italy)
+39006-3688-3201

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:
Loris Bisone
General Counsel
Olivetti S.p.A.
Via Jervis, 77
10015 Ivrea (Turin)
Italy
Jeffrey M. Oakes
Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG

Not Applicable
(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) (1) The Plan for the merger of Telecom Italia S.p.A. into Olivetti S.p.A., dated April 15, 2003 is included as Exhibit 1.2 to this Form CB.

(2) The Report to the Board of Directors of Olivetti S.p.A. on the plan for the merger of Telecom Italia S.p.A. into Olivetti S.p.A. dated April 15, 2003 is included as Exhibit 1.3 to this Form CB.

(3) The Report by the Board of Directors of Telecom Italia S.p.A. on the plan for the merger of Telecom Italia S.p.A. into Olivetti S.p.A. dated April 15, 2003 is included as Exhibit 1.4 to this Form CB.

(4) The Preliminary version of Olivetti S.p.A.'s Annual Report for the fiscal year ended December 31, 2002 is included as Exhibit 1.5 to this Form CB.

(5) The Preliminary version of Telecom Italia S.p.A.'s Annual Report for the fiscal year ended December 31, 2002 is included as Exhibit 1.6 to this Form CB.

(6) The Auditors' report by Reconta Ernst & Young S.p.A. relating to the exchange ratio of shares pursuant to Article 2501-quinquies of the Italian Civil Code is included as Exhibit 1.7 to this Form CB.

(7) The Auditors' report by Deloitte & Touche Italia S.p.A. relating to the exchange ratio of shares pursuant to Article 2501-quinquies of the Italian Civil Code is included as Exhibit 1.8 to this Form CB.

(8) The Olivetti S.p.A. Annual Report for the fiscal year ended December 31, 2001 is included as Exhibit 1.9 to this Form CB.

(9) The Olivetti S.p.A. Annual Report for the fiscal year ended December 31, 2000 is included as Exhibit 2.0 to this Form CB.

(10) The Olivetti S.p.A. Annual Report for the fiscal year ended December 31, 1999 is included as Exhibit 2.1 to this Form CB.

(11) The Telecom Italia S.p.A. Annual Report for the fiscal year ended December 31, 2001 is included as Exhibit 2.2 to this Form CB.

(12) The Telecom Italia S.p.A. Annual Report for the fiscal year ended December 31, 2000 is included as Exhibit 2.3 to this Form CB.

(13) The Telecom Italia S.p.A. Annual Report for the fiscal year ended December 31, 1999 is included as Exhibit 2.4 to this Form CB.

(b) Not applicable.

Item 2. Informational Legends

Not applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent on Form F-X has been filed by Olivetti S.p.A. with the Commission on March 13, 2003.

(2) Not applicable.

Exhibit Index

Exhibit Number	Description
1.0*	English press release relating to the business combination dated March 12, 2003.
1.1**	English press release relating to the approval by the Olivetti and Telecom Italia Board of Directors of the merger plan dated April 15, 2003.
1.2	Plan for the merger of Telecom Italia S.p.A. into Olivetti S.p.A., dated April 15, 2003.
1.3	Report to the Board of Directors of Olivetti S.p.A. on the plan for the merger of Telecom Italia S.p.A. into Olivetti S.p.A. dated April 15, 2003.
1.4	Report by the Board of Directors of Telecom Italia S.p.A. on the plan for the merger of Telecom Italia S.p.A. into Olivetti S.p.A. dated April 15, 2003.
1.5	Preliminary version of Olivetti S.p.A.'s Annual Report for the fiscal year ended December 31, 2002.
1.6	Preliminary version of Telecom Italia S.p.A.'s Annual Report for the fiscal year ended December 31, 2002.
1.7	Auditors' report by Reconta Ernst & Young S.p.A. relating to the exchange ratio of shares pursuant to Article 2501-quinquies of the Italian Civil Code.
1.8	Auditors' report by Deloitte & Touche Italia S.p.A. relating to the exchange ratio of shares pursuant to Article 2501-quinquies of the Italian Civil Code.
1.9	Olivetti S.p.A. Annual Report for the fiscal year ended December 31, 2001.
2.0	Olivetti S.p.A. Annual Report for the fiscal year ended December 31, 2000.
2.1	Olivetti S.p.A. Annual Report for the fiscal year ended December 31, 1999.
2.2	Telecom Italia S.p.A. Annual Report for the fiscal year ended December 31, 2001.
2.3	Telecom Italia S.p.A. Annual Report for the fiscal year ended December 31, 2000.
2.4	Telecom Italia S.p.A. Annual Report for the fiscal year ended December 31, 1999.

* Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated March 13, 2003

** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated April 16, 2003

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Olivetti S.p.A.

By: [signature]
Name: Loris Bisone
Title: General Counsel

Date: April 24 2003

(This page intentionally left blank)

Exhibit 1.2

JJ 00008

PLAN FOR THE MERGER OF TELECOM ITALIA S.P.A. INTO OLIVETTI S.P.A.

(under Article 2501-*bis* of the Civil Code)

Milan, April 15, 2003

The following is an English translation of the official version in Italian language. In case of conflict, the Italian language version will prevail.

Except as provided below, any offer to purchase or sell securities described herein is not being made, directly or indirectly, in or into, or by the use of the mails of, or by any means or instrumentality (including, without limitation by mail, telephonically or electronically by way of internet or otherwise) of interstate or foreign commerce, or any facility of any securities exchange, of the United States of America and any such offer will not be capable of acceptance by any such use, means, instrumentality or facility.

The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States.

The Olivetti securities referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Olivetti ordinary shares and Olivetti savings shares are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The proposed cash tender offer for a portion of the Telecom Italia ordinary shares described herein is intended to be made available in or into the United States pursuant to an exemption from the tender offer rules available pursuant to the Securities Exchange act of 1934.

The proposed cash tender offer for a portion of the Telecom Italia savings shares described herein is not being made and will not be made, directly or indirectly, in or into the United States

***

The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia ordinary shares will be converted into Olivetti ordinary shares is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States.Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Olivetti and Telecom Italia are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Olivetti may purchase securities of Telecom Italia otherwise than under the merger offer, such as in open market or privately negotiated purchases.

PLAN FOR THE MERGER
OF TELECOM ITALIA S.P.A.
INTO OLIVETTI S.P.A.
(under Article 2501-*bis* of the Civil Code)

1. Companies participating in the Merger

Absorbing Company

OLIVETTI S.P.A.

Olivetti S.p.A. ("Olivetti" or the "Absorbing Company"), with registered office at 77 Via Jervis, Ivrea, fully paid-up share capital of Euro 8,845,537,520 divided into 8,845,537,520 ordinary shares with a par value of Euro 1 each, tax code and registration number in the Turin Company Register: 00488410010.

Company to be Absorbed

TELECOM ITALIA S.P.A.

Telecom Italia S.p.A. ("Telecom Italia" or the "Company to be Absorbed"), with registered office at 2 Piazza degli Affari, Milan, and headquarters and secondary office at 41 Corso d'Italia, Rome, fully paid-up share capital of Euro 4,023,816,860.80 divided into 5,262,908,631 ordinary shares with a par value of Euro 0.55 each and 2,053,122,025 savings shares with a par value of Euro 0.55 each, tax code and registration number in the Milan Company Register: 00471850016.

2. Bylaws of the Absorbing Company and amendments thereto deriving from the Merger

As a consequence of the Merger, Olivetti will basically adopt the current bylaws of Telecom Italia.

In particular:

(i) the Absorbing Company will change its name to "Telecom Italia S.p.A.";

(ii) the Absorbing Company will take over the corporate purpose of Telecom Italia in its entirety, so as to be able to continue to perform the activities that Telecom Italia is authorized to perform under administrative measures. The amendment to the corporate purpose will give the right of withdrawal to



Olivetti shareholders who are absent or contrary to the Merger, pursuant to Article 2437 of the Civil Code;

(iii) the bylaws of the Absorbing Company will be amended to take account of the changes that will be made to the number and par value (which will be fixed at Euro 0.55) of the ordinary and savings shares at the end of the Merger and hence following the application of the share exchange ratio and assignment procedure described in Sections 3 and 4. As a further consequence of the Merger the bylaws will also be amended to take account of (a) the updating of the amount of the increases in capital already approved by Olivetti for the purposes of the "Piano triennale di Stock Option 2002-2004" stock-option plan, the "Piano triennale di Stock Option febbraio 2002-dicembre 2004" stock-option plan, the "Warrant Azioni Olivetti ex Tecnost 1999-2004" warrants, and the convertible bond issues "Prestito Olivetti 1,5% 2001-2004 convertibile con premio al rimborso" and "Prestito Olivetti 1,5% 2001-2010 convertibile con premio al rimborso", and (b) the increases in capital that the Olivetti shareholders' meeting will be called to approve for the purposes of the stock-option plans of the Company to be Absorbed (Piano 1999, Piano 2000, Piano 2001, Piano Top 2002 and Piano 2002), for the part still applicable;

(iv) the bylaws of the Absorbing Company will contain an article concerning the savings shares that will be assigned in exchange to the holders of Telecom Italia savings shares on the basis of the exchange ratio and assignment procedure described in Sections 3 and 4. In accordance with Article 145 of Legislative Decree 58/1998, this article will specify the substance of the preferential rights attaching to the savings shares issued for the purpose of the exchange, the related conditions, limits and procedures for the exercise thereof and describe the legal treatment of this class of shares in the event of the delisting of the ordinary or savings shares of the Absorbing Company. The preferential rights of the savings shares to be issued in exchange will be the same as those of the Telecom Italia savings shares, including the possibility of satisfying the rights attaching to them by distributing reserves, whose introduction in the Telecom Italia bylaws will be proposed at the shareholders' meeting called to consider the Merger Plan;

(v) the Minister for the Economy and Finance has notified Telecom Italia that he does not consider there are grounds for vetoing the adoption of the merger resolution by the Telecom Italia shareholders. With regard to the inclusion in the bylaws of the clauses providing for special powers, the Minister for the Economy and Finance has communicated that he considers it necessary to maintain the power of approval of the acquisition of major equity interests in the company and the veto powers, in the text currently contained in the Telecom Italia bylaws. The Minister for the Economy and Finance has also communicated that he has reached the agreement on these decisions with the Minister for Productive Activities. This premised, pending the formalization of the measure most appropriate to these decisions and the opinion, if any,

that the competent European Union authorities may see fit to express on the matter, the Minister for the Economy and Finance has requested that the bylaws to be submitted to the shareholders meetings of the Companies Participating in the Merger contain the provisions specified above.

(vi) It is also pointed out the shareholders' meeting of the Absorbing Company called to approve the Merger Plan will also be requested to grant a delegation under Article 2443 of the Civil Code to increase the share capital following the Merger by means of the issue of up to a maximum of 88,445,000 ordinary shares with a par value of Euro 0.55 each (and thus for a maximum of Euro 48,644,750), to be offered for subscription to employees of the Absorbing Company or its subsidiaries, with the exclusion of the right of pre-emption under the combined effects of Article 2441, last paragraph, of the Civil Code and Articles 134(2) and 134(3) of Legislative Decree 58/1998.

(vii) Lastly, it is pointed out that the shareholders' meeting of the Absorbing Company called to approved the Merger Plan will first be requested to approve the replacement of Article 20 (Board of Auditors) and the amendment of Article 13 (Board of Directors) of Olivetti's bylaws.

The complete text of the Absorbing Company's bylaws incorporating all the amendments deriving from the Merger, including what is provided for at points (v) and (vi), is annexed to this Merger Plan. The numbers contained in such bylaws will be specified in the merger instrument, on the basis of the principles and methods described in Sections 3 and 4.

3. Exchange ratio

The draft financial statements for the year ended 31 December 2002 of Olivetti and Telecom Italia were taken as showing their assets and liabilities in accordance with and for the purposes of Article 2501-*ter* of the Civil Code.

The exchange ratio has been fixed as follows:

- 7 Olivetti ordinary shares with a par value of Euro 1 (one) each for every Telecom Italia ordinary share with a par value of Euro 0.55;
- 7 Olivetti savings shares with a par value of Euro 1 (one) each for every Telecom Italia savings share with a par value of Euro 0.55;

No cash consideration is envisaged.



4. Procedure for assigning the shares of the Absorbing Company

The exchange ratio between the economic values underlying the shares will be satisfied principally by redistributing Olivetti's capital at the time of the Merger's implementation, net of the Olivetti shares with a par value of Euro 1 (one) for which the right of withdrawal referred to in Section 2(ii) has been exercised. This redistribution, subsequent to the change of the par value of the shares of the Absorbing Company from Euro 1 to Euro 0.55, will be made to the shareholders of Olivetti and the shareholders of Telecom Italia other than Olivetti at the time of the implementation of the Merger on the basis of the exchange ratio specified above and will thus give rise to the following assignment ratios:

- for every Olivetti share (with a par value of Euro 1) withdrawn and cancelled, "x" newly-issued ordinary shares of the Absorbing Company (with a par value of Euro 0.55) will be assigned;
- for every Telecom Italia ordinary share (with a par value of Euro 0.55) withdrawn and cancelled, "7x" newly-issued ordinary shares of the Absorbing Company (with a par value of Euro 0.55) will be assigned;
- for every Telecom Italia savings share (with a par value of Euro 0.55) withdrawn and cancelled, "7x" newly-issued savings shares of the Absorbing Company (with a par value of Euro 0.55) will be assigned;

where "x" is the ratio between

- ✓ the total number of shares of the Absorbing Company with a par value of Euro 0.55 to be redistributed
- ✓ the sum of (i) the total number of Olivetti shares with a par value of Euro 1 outstanding (for which the right of withdrawal has not been exercised) at the time of the Merger's implementation and (ii) 7 times the total number of Telecom Italia shares to be exchanged at the time of the Merger's implementation.

Moreover, if the capital to be redistributed is less than Euro 8,845,537,520, the redistribution will be accompanied by the assignment to all the holders of the Absorbing Company's ordinary and savings shares, in proportion to their respective holdings following the redistribution and therefore on the basis of the above-mentioned exchange ratio, of up to a maximum of 11,103,237,961 new ordinary or savings shares with a par value of Euro 0.55 each (and hence up to a total maximum of Euro 6,106,780,879.1) until the share capital of the Absorbing Company reaches a total of Euro 8,845,537,520 (more precisely: Euro 8,845,537,520.05, taking account of the change of the par value of the Absorbing Company's shares to Euro 0.55), without prejudice to any rounding deriving from the exchange operations.

A service will be provided to the shareholders of both Olivetti and Telecom Italia through authorized intermediaries to handle any fractions of shares, at market prices and at no cost in terms of expenses, stamp duty or commissions, which will permit the number of newly-issued shares due to be rounded down or up to the nearest whole number.



In the event that the Olivetti shares held do not entitle the holder to receive, in accordance with the assignment mechanism, even one newly-issued Olivetti share at the end of the Operation, maintenance of the position of shareholder can be ensured by the assignment free of charge to such persons of one share of the Absorbing Company made available by Olivetti International S.A.

The ordinary and savings shares assigned in exchange as specified above will be listed in the same way as the Olivetti ordinary shares currently outstanding.

Upon completion of the assignment procedure described above, the share capital of the Absorbing Company will be fixed in an amount between a minimum of Euro 8,845,537,520 (more precisely: Euro 8,845,537,520.05, taking account of the change of the par value of the Absorbing Company's shares to Euro 0.55) corresponding to Olivetti's paid-up share capital and certified as per Article 2444 of the Civil Code at the date of this Merger Plan, and a maximum of Euro 11,926,697,278 (more precisely: Euro 11,926,697,277.55, taking account of the change of the par value of the Absorbing Company's shares to Euro 0.55) corresponding to the Absorbing Company's share capital assuming that the conversion and subscription rights attaching respectively to the bonds and to the warrants and stock options issued by Olivetti are exercised in full, without prejudice to any rounding deriving from the exchange operations.

5. Date from which the ordinary and savings shares assigned in exchange will be entitled to a share of profits

The ordinary and savings shares issued by the Absorbing Company in exchange for the shares of the Company to be Absorbed that are cancelled as a result of the Merger will have regular dividend rights.

6. Date of effectiveness of the Merger. Recording of Telecom Italia transactions in the accounts of Olivetti. Start of the tax effects of the Merger

In accordance with Article 2504-*bis* of the Civil Code, the effects of the Merger shall start on the date of the last filing of the merger instrument, or from such later date as may be specified in that instrument.

The effectiveness of the Merger is subject to the admission to listing on the MTA electronic share market operated by Borsa Italiana S.p.A. of the savings shares assigned by the Absorbing Company for the purpose of the exchange.

With reference to point 6 of Article 2501-*bis* of the Civil Code, the transactions carried out by the Company to be Absorbed will be recorded in the accounts of the Absorbing Company from 1 January of the year in which the Merger will become effective in respect of third parties. The tax effects of the Merger will also start on that date.

7. **Treatment reserved to particular categories of shareholders or holders of securities other than shares. Special advantages for directors**

No special treatment is envisaged in connection with the Merger for any categories of shareholders or for holders of financial instruments other than the shares of the Absorbing Company or the shares of the Company to be Absorbed, although:

a) the number of shares obtainable by exercising warrants (Olivetti) and stock options (Olivetti and Telecom Italia) and the conversion ratios for the convertible bonds issued by Olivetti will be adjusted to take account of the exchange ratio and assignment procedure described in Sections 3 and 4, with ensuing amendment to all the respective rules;
b) the savings shares issued by the Absorbing Company in exchange for the savings shares of the Company to be Absorbed will have the same rights and features as the latter, as specified in Section 2(iv).

The Absorbing Company will assume the bonds already issued by Telecom Italia and adopt the rules thereof.

No special advantages are envisaged in favour of the directors of the Companies Participating in the Merger.

All numerical and other changes, additions and updates to this Merger Plan or the bylaws of the Absorbing Company annexed hereto shall be made that may be required by the administrative authorities, *inter alia* with reference to the powers referred to in Section 2(v), or on the occasion of filing with the Company Register or in connection with and/or attendant upon the operations envisaged in this Plan.

Milan, 15 April 2003.

TELECOM ITALIA S.p.A. OLIVETTI S.p.A.

(in original signed by the respective Legal Representatives)

Annexes:
Bylaws of the Absorbing Company after the Merger

Annexed to the plan for the merger
of Telecom Italia S.p.A. into Olivetti S.p.A.

POST-MERGER BYLAWS OF THE ABSORBING COMPANY

NAME - REGISTERED OFFICE - PURPOSE AND DURATION OF THE COMPANY

Article 1

The name of the Company shall be "TELECOM ITALIA S.p.A."

Article 2

The registered office of the Company shall be at 2 Piazza degli Affari, Milan, and the headquarters and secondary office at 41 Corso d'Italia, Rome.

Article 3

The Company's purpose shall be:

- the installation and operation, using any technique, method or system, of fixed and mobile equipment and installations, including space systems which use artificial satellites, radio stations, including shipboard stations, links for maritime wireless communications, and dedicated and/or integrated networks, for the purpose of providing and operating, without territorial restrictions, licensed telecommunications services for public use and telecommunications services in a free-market environment, including those resulting from technological progress, and the performance of activities directly or indirectly related thereto, including the design, construction, operation, maintenance and distribution of telecommunications, remote-computing, online and electronic products, services and systems;
- the performance of activities related to or otherwise serving the pursuit of the corporate purpose, including publishing, advertising, information technology, online and multimedia activities and, in general, all commercial, financial, property, research, training and consulting activities;
- the acquisition, provided it is not the Company's principal activity, of equity interests in other companies and undertakings falling within the scope of the corporate purpose or related, complementary or similar thereto, including companies involved in manufacturing electronic products and insurance;
- the control and the strategic, technical and administrative and financial coordination of subsidiary companies and undertakings, and the financial planning and management thereof, with the implementation of all related transactions.

Activities reserved to persons entered in a professional register, activities involving dealings with the public covered by Article 106 of Legislative Decree 385/1993, and those which are otherwise prohibited by applicable legislation shall be expressly excluded.

Article 4

The duration of the Company shall be until 31 December 2100.



SHARE CAPITAL – SHARES - BONDS

Article 5

The share capital shall be Euro [-],divided into [-] ordinary shares with a par value of Euro 0.55 each and [-] savings shares with a par value of Euro 0.55 each.

The Extraordinary Shareholders' Meeting of 4 October 2000 approved the increase, in one or more steps, of the share capital by up to a maximum amount now remaining, partly as a consequence of the resolution adopted by the Extraordinary Shareholders' Meeting of [-], of Euro 56,992,575.20, which is reserved exclusively for the exercise of the Warrant Tecnost 1999-2004 (now Warrant Azioni Olivetti ex Tecnost 1999-2004) warrants, by means of the issue of up to a maximum of 103,622,864 ordinary shares with a par value of Euro 0.55 each.

The Shareholders' Meeting of [-], reiterating, updating and, where necessary, renewing earlier resolutions of the Shareholders' Meeting and the Board of Directors resolved to increase the share capital by the following divisible amounts:

1. up to a maximum of Euro 492,726.30, by means of the issue of up to a maximum of 895,866 shares with a par value of Euro 0.55 each for the exercise of the "Piano triennale Stock Option 2002-2004" stock options, increase to be implemented by 15 December 2004;
2. up to a maximum of Euro 10,743,649.40, by means of the issue of up to a maximum of 19,533,908 shares with a par value of Euro 0.55 each for the exercise of the "Piano triennale Stock Option febbraio 2002-dicembre 2004" stock options, increase to be implemented by 31 December 2004;
3. up to a maximum of Euro 180,568,488.10, by means of the issue of up to a maximum of 328,306,342 shares with a par value of Euro 0.55 each to be reserved irrevocably and exclusively for the conversion of the "Olivetti 1,5% 2001-2004 convertibile con premio al rimborso" convertible bonds, on the basis of a conversion ratio equal to the assignment ratio established for the shareholders of Olivetti S.p.A. in the context of the merger of Telecom Italia S.p.A. into Olivetti S.p.A.;
4. up to a maximum of Euro 892,681,820.80, by means of the issue of up to a maximum of 1,623,057,856 shares with a par value of Euro 0.55 each to be reserved irrevocably and exclusively for the conversion of the "Olivetti 1,5% 2001-2010 convertibile con premio al rimborso" convertible bonds, on the basis of a conversion ratio equal to the assignment ratio established for the shareholders of Olivetti S.p.A. in the context of the merger of Telecom Italia S.p.A. into Olivetti S.p.A.

The Shareholders' Meeting of [-] also resolved to increase the share capital by up to a maximum of Euro 261,956,575.10, by means of the issue of up to a maximum of 476,284,682 shares with a par value of Euro 0.55 each, divided into the following divisible tranches:

1. a tranche of up to a maximum of Euro 21,969,104.30 for the exercise of the "Piano di Stock Option 1999" stock options, increase to be implemented by 31 January 2005 by means of the issue of up to a maximum of 39,943,826 shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 6.79 per option held;
2. a tranche of up to a maximum of Euro 53,421,890.50 for the exercise of the "Piano di Stock Option 2000" stock options, increase to be implemented by 30 July 2008 by means of the issue of up to a maximum of 97,130,710 shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 13.815 per option held;
3. a tranche of up to a maximum of Euro 84,158,927.60 for the exercise of the "Piano di Stock Option 2001" stock options, increase to be implemented by 30 April 2008 by means of the issue of up to a maximum of 153,016,232 shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 10.488 per option held;
4. a tranche of up to a maximum of Euro 30,600,889.00 for the exercise of the "Piano di Stock Option Top 2002" stock options, increase to be implemented by 28 February 2010 by means of the



issue of up to a maximum of 55,637,980 shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 9.203 per option held;

5. a tranche of up to a maximum of Euro 71,805,763.70 for the exercise of the "Piano di Stock Option 2002" stock options, increase to be implemented by 31 March 2008 for the first lot, by 31 March 2009 for the second lot and by 31 March 2010 for the third lot by means of the issue of up to a maximum of 130,555,934 ordinary shares with a par value of Euro 0.55 each, to be subscribed for at a total price for the different options of respectively Euro 9.665, Euro 7.952 and Euro 7.721 per option held.

The Extraordinary Shareholders' Meeting of 8 May 2002 authorized the directors, under Article 2420-*ter* of the Civil Code, to issue, in one or more steps, for up to a maximum of five years from the date of the resolution referred to above, bonds, in euros or other currencies, possibly convertible into the shares of other companies, with or without warrants giving the right to acquire shares of other companies, up to a maximum amount of Euro 9 billion, within the limits permitted from time to time by law, and to establish the procedures, time limits, conditions and related rules of such issues.

The Shareholders' Meeting of [-] authorized the Board of Directors, under Article 2443 of the Civil Code and for a period of up to a maximum of five years from [-], to increase the share capital in one or more steps by means of the issue for cash of up to a maximum of 88,445,000 ordinary shares with a par value of Euro 0.55 each (and thus for up to a maximum of Euro [-]), to be offered for subscription to employees of Telecom Italia S.p.A. or its subsidiaries, with the exclusion of the right of pre-emption pursuant to the combined effects of Article 2441, last paragraph, of the Civil Code and Articles 134(2) and 134(3) of Legislative Decree 58/1998. The Board of Directors' resolutions shall establish a time limit for the subscription of the shares and provide that, in the event of the increase approved not being subscribed for within the time limit established from time to time for the purpose, the share capital be increased by an amount equal to the subscriptions collected by such time limit.

Article 6

The savings shares shall have the preferential rights set forth in this Article.

The net profit shown in the duly approved annual accounts, less the amount allocated to the legal reserve, must be distributed to the savings shares up to five per cent of their par value.

The net profit that remains after the allocation to the savings shares of the preferred dividend provided for in the second paragraph, payment of which must be approved by the Shareholders' Meeting, shall be divided among all the shares in such a way that the dividend per savings share is higher by two per cent of its par value than the dividend per ordinary share.

When the dividend paid on savings share in a fiscal year is less than that indicated in the second paragraph, the difference shall go to increase the preferred dividend in the next two fiscal years.

In the event of a distribution of reserves, the savings shares have the same rights as the other shares. If the net profit for the year is nil or insufficient to satisfy the property rights referred to in the preceding paragraphs, the Shareholders' Meeting called to approve the annual accounts may resolve to satisfy the right referred to in the second paragraph and/or the right to the premium referred to in the third paragraph by drawing on the reserves. Payment made by drawing on the reserves shall exclude application of the mechanism for carrying over, to the two following fiscal years, the right to preferred dividends not received through the distribution of profits referred to in the fourth paragraph.

A reduction of the share capital due to losses shall not entail a reduction of the par value of the savings shares, except for the amount of the loss that exceeds the total par value of the other shares.

Upon dissolution of the Company, the savings shares shall have priority in the repayment of the capital up to their entire par value.

If the Company's ordinary or savings shares are delisted, holders of saving shares may apply to the Company for their conversion into ordinary shares, in the manner approved by an Extraordinary Shareholders' Meeting called ad hoc within two months of the delisting.



Article 7

The shares shall be indivisible. In the event of joint ownership, the rights of the joint owners shall be exercised by a common representative. Fully paid-up shares may be bearer shares when the law permits. In such case, shareholders may apply for their shares to be converted, at their own expense, into registered shares or vice versa.

Vis-à-vis the Company, shareholders shall be deemed to elect domicile for all legal purposes at the domicile indicated in the Shareholders' Register.

Article 8

The Company may issue bonds and shall establish the terms and conditions of their placement.

BOARD OF DIRECTORS

Article 9

The Company shall be managed by a Board of Directors consisting of not less than seven and not more than twenty-three members. The Shareholders' Meeting shall establish the number of members of the Board, which shall remain unchanged until the Meeting establishes a different number.

The Board of Directors shall be appointed on the basis of slates presented by the shareholders pursuant to the following paragraphs or by the outgoing Board of Directors, on which the candidates shall be listed by serial number.

When the Board of Directors presents its own slate, it shall be filed at the registered office of the Company and published in at least one Italian daily newspaper with national circulation, at least twenty days prior to the date set for the Shareholders' Meeting on the first call.

The slates presented by the shareholders shall be filed at the registered office of the Company and published at the expense of the shareholders in the manner indicated in the preceding paragraph at least ten days prior to the date set for the Shareholders' Meeting on the first call.

Each shareholder may present or participate in the presentation of only one slate and each candidate may appear on only one slate on pain of ineligibility.

Only shareholders who alone or together with other shareholders hold a total number of shares representing at least 1% of the share capital entitled to vote at the Ordinary Shareholders' Meeting may submit slates. To evidence ownership of the number of shares necessary to present slates, shareholders must present and/or deliver to the registered office of the Company, at least five days prior to the date set for the Shareholders' Meeting on the first call, a copy of the documentation attesting their right to attend the meeting.

Together with each slate, and within the respective time limits specified above, declarations must be filed in which the individual candidates agree to their candidacy and attest, on their own responsibility, that there are no grounds for ineligibility or incompatibility, and that they meet any requirements prescribed for the positions in question. Together with the declarations, a curriculum vitae shall be filed for each candidate setting out their main personal and professional data with an indication, where appropriate, of the grounds for their qualifying as independent.

Each person entitled to vote may vote for only one slate.

The Board of Directors shall be elected as specified below:

a) four fifths of the directors to be elected shall be chosen from the slate that obtains the majority of the votes cast by the shareholders, in the order in which they are listed on the slate; in the event of a fractional number, it shall be rounded down to the nearest whole number;

b) the remaining directors shall be taken from the other slates; to that end, the votes obtained by the various slates shall be divided first by one, then by two, then by three and then by four, up to the

elected any director or that has elected the smallest number of directors shall be elected.

If none of such slates has yet elected a director or all of them have elected the same number of directors, the candidate from the slate that obtained the largest number of votes shall be elected. If the different slates have received the same number of votes and their candidates have been assigned the same quotients, a new vote shall be held by the entire Shareholders' Meeting and the candidate obtaining the simple majority of the votes shall be elected.

In appointing directors who for any reason have not been appointed pursuant to the procedure specified above, the Shareholders' Meeting shall vote on the basis of the majorities required by law.

If in the course of the fiscal year one or more vacancies occur on the Board, the procedure specified in Article 2386 of the Civil Code shall be followed.

Should a majority of the seats on the Board of Directors become vacant for any cause or reason, the remaining directors shall be deemed to have resigned and they shall cease to hold office from the time the Board has been reconstituted by persons appointed by the Shareholders' Meeting.

Article 10

The Board of Directors shall elect a Chairman from among its member — if the Shareholders' Meeting has not already done so — and may also appoint a Deputy Chairman; both may be re-elected.

In the absence or disability to act of the Chairman, the Deputy Chairman, if one has been appointed, shall take his/her place or, if the Deputy Chairman is absent, the most senior director by age.

The Board of Directors may elect a Secretary who need not be a director.

Extracts from the register of the minutes of meetings of the Board of Directors signed by the Chairman or by two directors and countersigned by the Secretary shall be conclusive evidence.

Article 11

The Chairman or whoever takes his/her place shall call meetings of the Board of Directors at the Company's registered office or elsewhere, indicating the time and place, whenever he/she deems this appropriate in the interests of the Company or receives a written request to do so from at least one third of the directors holding office or from the members of the Board of Auditors.

In general, meetings shall be called at least five days prior to the date thereof, except in urgent cases, when it may be given by telegram, fax or e-mail with at least twenty-four hours' notice.

Notice shall be given to the Board of Auditors within the same time limits.

Meetings of the Board of Directors may be held — if the Chairman or the person acting in his/her place deems it necessary — by video-conference or audio-conference, provided that all those taking part can be identified by the Chairman and all the other participants, that they are able to follow the debate and intervene in real time in relation to the matters under discussion, that they are able to exchange documents pertaining to such matters and that all the above is fully recorded in the minutes. Once the above conditions have been verified, the Board meeting shall be considered to have taken place where the Chairman is located, where the Secretary to the meeting must also be.

Article 12

The Board of Directors shall have the broadest possible powers of ordinary and extraordinary administration of the Company, since all matters not expressly reserved to the General Shareholders' Meeting by law or these bylaws are within its jurisdiction.



The Board of Directors, through the Chairman or other directors delegated for the purpose, shall report to the Board of Auditors on the activities carried out and the transactions of greatest economic, financial or asset-related significance concluded by the Company or its subsidiaries; in particular, transactions involving a potential conflict of interest must be reported on. The report shall be made in good time, and at least once in each quarter, on the occasion of the meetings of the Board of Directors and the Executive Committee or in a written memorandum addressed to the Chairman of the Board of Auditors.

In accordance with the times and procedures for disclosing information to the market, the representative of the holders of savings shares must be informed by the Board of Directors or the persons delegated for the purpose of any corporate transactions that might affect the price of the shares of that class.

Article 13

To implement its own resolutions and manage the Company, the Board of Directors, subject to the limits provided for by law, may:

- create an Executive Committee, establishing its powers and the number of members;
- delegate suitable powers, establishing the limits thereof, to one or more directors, possibly with the title of Chief Executive Officer;
- appoint one or more General Managers, establishing their powers and duties;
- appoint attorneys, who may be members of the Board of Directors, for specific transactions and for a limited period of time.

Article 14

The company signature and the legal representation of the Company vis-à-vis third parties and in legal proceedings shall pertain to the Chairman and, in his absence or disability to act, the Deputy Chairman, if one is appointed; they shall also pertain to the directors with delegated powers.

Article 15

The directors shall be entitled to the reimbursement of expenses incurred in the performance of their duties. The Ordinary Shareholders' Meeting shall also decide the annual compensation payable to the Board. Once fixed, this compensation shall remain unchanged until the Meeting establishes a different amount.

BOARD OF AUDITORS

Article 16

The Board of Auditors shall consist of five or seven auditors. The Shareholders' Meeting shall establish the exact number, which shall remain unchanged until the Meeting establishes a different number. The Meeting shall also appoint two alternates.

The Board of Auditors shall elect a Chairman from among its members by majority vote. In the absence or disability to act of the Chairman, he/she shall be replaced by the most senior auditor by age.

Without prejudice to the situations of incompatibility established by law, persons who are members of the boards of auditors of more than five companies listed on Italian regulated markets may not be appointed auditors and shall forfeit the post if they are elected. TELECOM ITALIA S.p.A. and its subsidiaries shall not be included when computing the above limit.

For the purposes of Articles 1(2)(b) and 1(2)(c) of the regulation referred to in Justice Minister Decree 162/2000, the following sectors of activity and matters shall be considered closely linked to those of the Company: telecommunications, information technology, online systems, electronics and multimedia technology, and matters related to private and administrative law, economics and business administration.

The appointment of the Board of Auditors shall be based on the slates presented by shareholders who individually or together with other shareholders hold a total number of shares representing at least 1% of the share capital entitled to vote at the Ordinary Shareholders' Meeting. To evidence ownership of the number of shares necessary to present slates, shareholders must present and/or deliver to the registered office of the Company, at least five days prior to the date set for the Shareholders' Meeting on the first call, a copy of the documentation attesting their right to attend the meeting.

Each shareholder may present or participate in the presentation of only one slate and each candidate may appear on only one slate on pain of ineligibility.

The slates must be filed at the registered office of the Company and published at the expense of the shareholders who present them in at least one Italian daily newspaper with national circulation, at least ten days prior to the date set for the Shareholders' Meeting on the first call.

Together with each slate, declarations must be filed in which the individual candidates agree to their candidacy and attest, on their own responsibility, that there are no grounds for ineligibility or incompatibility, and that they meet the requirements prescribed by law and these bylaws. Together with the declarations, a curriculum vitae for each candidate shall be filed setting out their main personal and professional data.

The slates shall be divided into two sections: one for candidates to the position of auditor and the other for candidates to the position of alternate. The first candidate in each section must be selected from among persons entered in the register of auditors who have worked on statutory audits for a period of not less than three years.

Each person entitled to vote may vote for only one slate.

The Board of Auditors shall be elected as specified below:

a) from the slate that obtains the majority of the votes cast by the shareholders (the Majority Slate) [illegible]

to the candidate auditors on each slate in the order specified thereon. On the basis of the quotients assigned, the candidates on the various slates shall be arranged in a single decreasing ranking and those who have obtained the highest quotients shall be elected.

If more than one candidate obtains the same quotient, the candidate from the slate that has not yet elected an auditor shall be elected or, subordinately, there shall be a tiebreaker vote by the entire Shareholders' Meeting and the slate that obtains the simple majority of the votes shall prevail.

In appointing auditors who for any reason have not been appointed pursuant to the procedure specified above, the Shareholders' Meeting shall vote on the basis of the majorities required by law.

In the event of the substitution of an auditor chosen from the Majority Slate or one of the Minority Slates, the alternate chosen respectively from the Majority List or the Minority Lists shall take his/her place. Appointments to fill vacancies on the Board of Auditors pursuant to Article 2401 of the Civil Code shall be made by the Shareholders' Meeting on the basis of the majorities required by law.

After notifying the Chairman of the Board of Directors, the Board of Auditors, or at least two auditors, may call, as provided for by law, a meeting of the shareholders, the Board of Directors or the Executive Committee.

been verified, the meeting of the Board of Auditors shall be considered to have taken place where the Chairman is located.

SHAREHOLDERS' MEETING

Article 17

An Ordinary Shareholders' Meeting shall be called to approve the annual accounts every year within six months of the end of the fiscal year. Ordinary and Extraordinary Shareholders' Meetings may be held in a place other than the Registered Office, provided it is in Italy.

An Extraordinary Shareholders' Meeting shall be called whenever it is deemed advisable by the Board of Directors and when it is required by law.

Article 18

Every shareholder entitled to attend may be represented at the Shareholders' Meeting by giving a proxy to an individual or legal entity, subject to the restrictions established by law.

In order to facilitate the collection of proxies among employee shareholders of the Company and its subsidiaries who belong to shareholder associations satisfying the requirements established by law, special areas shall be made available in accordance with the procedures and time limits established by the Board of Directors either directly or through its agents where information can be provided and proxy forms collected.

Article 19

The Chairman of the Board of Directors or whoever takes his/her place or, in the absence thereof, the person appointed by those present, shall chair the Shareholders' Meeting and set the rules for the proceedings.

The Secretary shall be appointed by the Meeting, which may select a person who is not a shareholder.

The proceedings of shareholders' meetings shall be governed by law, these bylaws and the Meeting Rules approved by the Ordinary Shareholders' Meeting.

Article 20

Resolutions may be adopted by a show of hands. The Chairman shall establish the procedures for recording votes and may choose two or more tellers from among the persons present.

Each shareholder may exercise his/her right to vote by mail, in accordance with the applicable law.

FISCAL YEAR – DIVIDENDS

Article 21

The fiscal year shall end on 31 December of each year.

From the net profit reported in the annual accounts, 5% shall be allocated to the legal reserve until this reaches an amount equal to one-fifth of the share capital.

The remainder shall be used to pay the dividend determined by the Shareholders' Meeting, and for such other purposes as the Meeting deems most appropriate or necessary.

During the course of the fiscal year, the Board of Directors may distribute interim dividends to the shareholders.

SPECIAL POWERS

Article 22

Pursuant to Article 2(1) of Decree Law 332/1994, ratified with amendments by Law 474/1994, the Minister for the Economy and Finance, in agreement with the Minister for Productive Activities, shall have the following special powers:

a) approval, to be granted expressly upon the acquisition by parties subject to the limitations on share ownership referred to in Article 3 of Decree Law 332/1994, ratified with amendments by Law 474/1994, of major holdings, taken to mean holdings that, as specified by Treasury Minister Decree of 24 March 1997, are equal to at least 3% of the share capital represented by shares with a right to vote at the Ordinary Shareholders' Meeting. Approval must be granted within sixty days of the date of the communication that the Board of Directors must send at the time of the application for entry in the Shareholders' Register. Until approval has been granted and after expiration of the time limit without any action, the transferee may not exercise the voting rights or any rights other than the property rights attaching to the shares that represent the major holding. If approval is refused or the time limit expires without action, the transferee must sell the shares within one year. If this is not done, the Court, at the request of the Minister for the Economy and Finance, shall order the sale of the shares representing the major holding pursuant to the procedures established in Article 2359-*ter* of the Civil Code;

b) veto of any resolution to dissolve the Company, transfer the business, merge or divide the Company, transfer the registered office outside Italy, change the corporate object, or amend these bylaws with a view to eliminating or modifying the powers specified in subparagraphs a) and b).

In accordance with the provisions of the Prime Ministerial Decree issued on 21 March 1997 pursuant to Law 474/1994 and the Treasury Minister Decree issued pursuant to the same law on 21 March 1997, this article shall remain in the bylaws for three years and in any case until the liberalization of the telecommunications industry has reached a sufficiently advanced stage and the industry regulatory authority has become firmly established; the decision that these conditions have been met shall be adopted in an instrument issued in the form indicated in the above-mentioned Prime Ministerial Decree.

Exhibit 1.3

Report of the Board of Directors of Olivetti S.p.A. on the plan for the merger of

Telecom Italia S.p.A.

into

Olivetti S.p.A.

Milan, April 15, 2003

The following is an English translation of the official version in Italian language. In case of conflict, the Italian language version will prevail.

Except as provided below, any offer to purchase or sell securities described herein is not being made, directly or indirectly, in or into, or by the use of the mails of, or by any means or instrumentality (including, without limitation by mail, telephonically or electronically by way of internet or otherwise) of interstate or foreign commerce, or any facility of any securities exchange, of the United States of America and any such offer will not be capable of acceptance by any such use, means, instrumentality or facility.

The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States.

The Olivetti securities referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Olivetti ordinary shares and Olivetti savings shares are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The proposed cash tender offer for a portion of the Telecom Italia ordinary shares described herein is intended to be made available in or into the United States pursuant to an exemption from the tender offer rules available pursuant to the Securities Exchange act of 1934.

The proposed cash tender offer for a portion of the Telecom Italia savings shares described herein is not being made and will not be made, directly or indirectly, in or into the United States

***

The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia ordinary shares will be converted into Olivetti ordinary shares is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States.Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Olivetti and Telecom Italia are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Olivetti may purchase securities of Telecom Italia otherwise than under the merger offer, such as in open market or privately negotiated purchases.

CONTENTS

Dear shareholders,

We submit for your consideration this report, which describes, from the legal and economic standpoints, the plan for the merger of Telecom Italia S.p.A. ("**Telecom Italia**" or the "**Company to be Absorbed**") into Olivetti S.p.A. ("**Olivetti**" or the "**Absorbing Company**"; once the merger becomes effective, Olivetti is also referred to as the "**Company Resulting from the Merger**") and, in particular, the methods used to determine the exchange ratio of the shares of the companies concerned, pursuant to Article 2501-*quater* of the Civil Code and Article 70(2) of Consob Regulation 11971/1999 (the "**Regulation on Issuers**").

1. Description of and reasons for the operation

1.1 The operation

1.1.1 The operation submitted for your approval, of which the Boards of Directors of Olivetti and Telecom Italia approved the broad outline on 11 March 2003, will consist in the merger of Telecom Italia into Olivetti pursuant to Article 2501 et seq. of the Civil Code (the "**Operation**"). The Operation, since it involves companies with financial instruments listed on an Italian regulated market, is also subject to Legislative Decree 58/1998 and the Regulation on Issuers.

The proposed Operation will lead to the Company Resulting from the Merger being the universal successor to Telecom Italia, so that, from the date on which the merger becomes effective, it will assume all the assets and liabilities, rights and obligations of Telecom Italia, thus including, but not limited to, the title to all the related tangible and intangible assets, receivables and payables accrued and accruing, and, more generally, the entire patrimony of Telecom Italia. Provision is also made for the Company Resulting from the Merger to succeed to Telecom Italia in all the concessions, licences and administrative authorizations granted thereto, in the ways established by the law in force, including the amendment of its corporate purpose.

The balance sheets used for the purposes of the merger are those of the draft financial statements of Olivetti and Telecom Italia for the year ended 31 December 2002, in accordance with Article 2501-*ter* of the Civil Code.

The companies participating in the merger intend to complete the Operation as soon as possible and, specifically, to work for the merger to become effective in the first few days of August 2003.

1.1.2 Provision has been made for the Company Resulting from the Merger to adopt new bylaws, corresponding almost entirely to Telecom Italia's bylaws — with special reference to the governance rules, which will provide minority shareholders with

analogous protection to that provided by Telecom Italia's bylaws — and the latter's corporate purpose.

In particular, the change in Olivetti's corporate purpose, made necessary by the need — derivable from the provisions of the licences and related fee schedules issued by the competent authorities pursuant to Presidential Decree 318/1997 — for the Company Resulting from the Merger to have a purpose that expressly includes the regulated activities subject to administrative authorization currently performed by Telecom Italia will trigger the right of withdrawal from the company, under Article 2437 of the Civil Code, in favour of Olivetti shareholders contrary to the adoption of the resolution providing for such change.

The change in the corporate purpose is also necessary in order to eliminate the reference in Olivetti's present bylaws to the prevalent nature of the activity of holding company, which is incompatible with the activity performed by Telecom Italia, as expressly stated in its present bylaws.

The relative majority shareholder of Olivetti, Olimpia S.p.A., has announced that it will not exercise its right of withdrawal.

In order to meet the needs deriving from the settlement of withdrawals, Olivetti will draw on lines of credit provided by a pool of banks and amounting to Euro 9,000,000,000.

Provision has also been made for the Company Resulting from the Merger to adopt the name Telecom Italia. This meets the need to make the name of the Company Resulting from the Merger consistent with the new organizational structure and the nature of the activities it will acquire and perform at the end of the Operation, although the intention is to continue to capitalize on the historic name of "Olivetti" together with the other Group marks.

Lastly, it is proposed that the registered office of the Company Resulting from the Merger be transferred to Milan, at the address of Telecom Italia's present registered office. Ivrea will continue to be the strategic headquarters for the manufacturing activity of the Olivetti Group centred around Olivetti Tecnost and for the latter's activity in connection with the Tiberius Project.

For a more detailed discussion of the changes to the bylaws and the right of withdrawal made necessary by the Operation, see Sections 9 and 10.

1.1.3 Since the Operation will involve Olivetti's absorption of a subsidiary, it will result in the cancellation of Olivetti's holding in Telecom Italia at the time the merger becomes effective and the assignment to the holders of Telecom Italia ordinary and savings shares other than Olivetti of ordinary and savings shares issued by the Company Resulting from the Merger and to the holders of Olivetti shares of newly-

issued ordinary shares of the Company Resulting from the Merger on the basis of assignment ratios corresponding to the exchange ratio. This assignment will be made by redistributing Olivetti's capital at the end of the Operation (see most notably Section 4).

In particular, in order to comply with the exchange ratio for the Telecom Italia savings shares, provision has been made for the Company Resulting from the Merger to issue savings shares to be assigned to the holders of Telecom Italia savings shares. It is proposed that application be made to Borsa Italiana S.p.A. for the listing of these savings shares on the MTA electronic share market. The effectiveness of the merger will be subject to such listing.

1.1.4 As mentioned earlier, as a consequence of the merger, Olivetti will cancel all the Telecom Italia shares it holds at the time the merger takes place. For the purposes of the financial statements for the fiscal year, the difference between the carrying value of the cancelled Telecom Italia shares and the corresponding share of the shareholders' equity will be positive and will therefore give rise to a cancellation deficit. This deficit, whose size will also depend on the level of acceptances of the tender offer (discussed in Subsection 1.1.8), will be allocated to Telecom Italia's assets (in particular its holding of TIM shares) and any remaining difference will be entered under "goodwill". In view of the procedure for assigning the shares of the Company Resulting from the Merger (see Section 4), it is reasonable to expect that an exchange surplus will emerge.

In Olivetti's consolidated financial statements the consolidation difference that arose with the acquisition of Telecom Italia in 1999 will be increased by the difference between the carrying value of any Telecom Italia shares acquired in the tender offer and the corresponding share of the shareholders' equity.

1.1.5 The savings shares issued by the Company Resulting from the Merger for the holders of Telecom Italia savings shares will have identical economic rights to those of the Telecom Italia savings shares, including the possibility of satisfying the preferential rights provided for in the bylaws by distributing reserves (the addition of which to the Telecom Italia bylaws, with immediate effect, will be proposed to the shareholders' meeting called to approve the merger plan).

The maintenance of the preferential rights to which each Telecom Italia savings share is entitled by law will be accompanied by an improvement in the preferential position of each savings shareholder, since he/she will be assigned, for each such share held, more than one savings share of the Company Resulting from the Merger (on the basis of the assignment ratio by means of which the exchange will be implemented; on this point see Section 4).

Since each of the newly-issued savings shares of the Company Resulting from the Merger will have a par value equal to the present par value of the Telecom Italia

savings shares (Euro 0.55) and will give the same percentage preferential right calculated with reference to its par value, at the time of the exchange each holder of Telecom Italia savings shares will receive, as a consequence of the assignment ratio, a larger amount of the nominal capital of the Company Resulting from the Merger than the amount previously held and will therefore be entitled to a larger preferred dividend in absolute terms.

This advantage, together with the above-mentioned possibility of satisfying the preferential rights by distributing reserves, improves the position of the holders of savings shares compared with that prevailing before the Operation.

1.1.6 On 13 March 2003 Olivetti published a notice in the *Gazzetta Ufficiale* regarding the rights of holders of "Olivetti 1,5% 2001-2004 convertibile con premio al rimborso" and "Olivetti 1,5% 2001-2010 convertibile con premio al rimborso" convertible bonds to exercise the right of conversion pursuant to Article 2503-*bis*, second paragraph, of the Civil Code.

The time limit for the *de jure* exercise of the conversion right expired on 13 April 2003. The holders of bonds convertible into Olivetti shares can, however, exercise the conversion right in accordance with the rules of the above-mentioned bond issues after the expiration of the time limit established by Article 2503-*bis*, second paragraph, of the Civil Code, without prejudice to the periods of suspension provided for in such rules.

Lastly, it should be noted that as a consequence of the merger the ratio for the bond conversion into Olivetti shares and that for the exercise of the warrants will be adjusted to take account of the new par value of the shares of the Company Resulting from the Merger and in relation to the assignment ratio, as explained in more detail in Section 4. In particular, the adjustment will be made to reflect the new fractional number of shares of the Company Resulting from the Merger into which each bond and each warrant can be converted at the end of the merger in view of the assignment ratio on the basis of which the shares of the Company Resulting from the Merger will be assigned in exchange to the shareholders of Olivetti who have not exercised their right of withdrawal.

1.1.7 The Olivetti shareholders' meeting called to adopt the merger Resolution will therefore be required to update the resolutions adopted to increase the capital for the exercise of the rights attaching to the "Warrant azioni ordinarie Olivetti ex Tecnost 1999-2004" warrants and the "Olivetti 1,5% 2001-2004 convertibile con *premio al rimborso" and "Olivetti 1,5% 2001-2010 convertibile con premio al* rimborso" convertible bonds and for the exercise of stock options, with the consequent revision of the related rules. The same Olivetti shareholders' meeting will also be called upon to approve increases in capital for the stock options issued by Telecom Italia that have not yet been exercised.

Naturally, the exact quantification of the shares obtainable by exercising the warrants and stock options and of those deriving from conversions will be possible only when, at the time the deed of merger is signed, the assignment ratio is established, as provided for in Section 4.

1.1.8 As part of the Operation and before its completion, provision has been made for a tender offer for some of Telecom Italia's ordinary and savings shares. In addition to having an investment rationale, this is also intended to provide a way for Telecom Italia shareholders who do not wish to keep their entire holding in the Company Resulting from the Merger to liquidate part of it, in a similar way to the Olivetti shareholders who exercise their *de jure* right of withdrawal. The tender offer will be made for an amount equal to that remaining, if any, from the Euro 9,000,000,000 made available by the pool of banks to finance the exercise of the right of withdrawal.

Consequently, assuming the availability of financial resources, as specified above, the tender offer will be made only at the end of the period allowed for the exercise of the right of withdrawal following the approval of the merger plan and the adoption of the new bylaws with the amended corporate purpose and no minimum threshold will be set for acceptances. The number of Telecom Italia shares tendered for will be established — once the number of Olivetti shares for which the right of withdrawal has been exercised is known — by dividing the amount remaining of the finance provided for withdrawals, if any, by the offer price per Telecom Italia ordinary and savings share (established in the manner described below), so that the offer will be for the same percentage of ordinary shares and savings shares (calculated in relation to the total number of shares of each class).

The offer price will be equal to the weighted average of the official prices recorded on the stock exchange between 12 March 2003 and the date of the shareholders' meeting of the Absorbing Company that approves the merger plan, plus a 20% premium. In addition, the offer price will be between: (i) a maximum of Euro 8.40 and a minimum of Euro 7 per share for Telecom Italia ordinary shares and (ii) a maximum of Euro 5.65 and a minimum of Euro 4.70 per share for Telecom Italia savings shares.

Depending on the offer price established in the manner described above, and assuming that the full amount of Euro 9,000,000,000 is available owing to the failure of Olivetti shareholders to exercise their right of withdrawal, the tender offer will be for the minimum and maximum quantities of Telecom Italia ordinary and savings shares shown below:

(i) assuming that the offer price is equal to the maximum price specified above, the offer will be for about 16.1% of the ordinary shares and about 16.1% of the savings shares;

(ii) assuming that the offer price is equal to the minimum price specified above, the offer will be for about 19.4% of the ordinary shares and about 19.4% of the savings shares;

If, however, the acceptances of the tender offer fall short of the maximum quantity for one class of shares but exceed it for the other class, the amount not used to buy shares of the first class will be used to buy shares of the second class, and the maximum quantity of shares of the latter class will increase until all the funds available have been used, so that the largest number of shareholders wishing to accept the offer can be satisfied. In such case the percentages indicated in the subparagraphs (i) and (ii) will change.

The tender offer will be made as soon as possible after the close of the period for Olivetti shareholders to exercise their right of withdrawal. Provision has also been made for the tender offer, if made, to become ineffective if the merger does not become effective by a given date, now tentatively envisaged to be 31 December 2003, without prejudice to the intention of the companies participating in the Operation to complete the merger as soon as possible and, specifically, in the first few days of August 2003.

The foregoing condition for the ineffectiveness of the tender offer is intended to ensure that it depend on substantially the same circumstances as the right of withdrawal of the Olivetti shareholders, which applies only if the merger is completed.

1.1.9 At the end of the Operation the ordinary shares of the Company Resulting from the Merger will continue to be listed on Borsa Italiana's MTA electronic share market. Nor will the Operation affect the listing of the Olivetti ordinary shares on the Frankfurt Stock Exchange. As mentioned earlier, the intention is for the savings shares also to be listed on the MTA market before the merger becomes effective and as a condition of its effectiveness. It is also intended that the ordinary and savings shares be listed on the New York Stock Exchange in the form of American Depositary Receipts (ADRs), thus maintaining the present situation with regard to Telecom Italia ordinary and savings shares.

1.2 *The companies participating in the Operation*

1.2.1 Olivetti is a holding company, of which the most important holding is its 54.9% interest in the ordinary share capital of Telecom Italia (about 39.5% of the total share capital). It also has holdings in other industrial sectors such as office products and services and in real estate, notably through its subsidiaries Olivetti Tecnost

S.p.A. (information technology and communications products and services) and Olivetti Multiservice S.p.A. (services related to the real-estate sector).

The following tables show selected income, balance sheet and financial data for the Olivetti Group and for Olivetti, drawn from the consolidated financial statements for the 2002 fiscal year, Olivetti's draft financial statements for 2002 and its financial statements for 2001 and 2000, appropriately reclassified to conform with those of Telecom Italia.

Selected economic and financial data for the Olivetti Group and for Olivetti

OLIVETTI GROUP

(in millions of euros)	2002	2001	2000(*)	2000
Sales of goods and services	31,408	32,016	28,374	30,116
Gross operating profit	14,033	13,707	12,272	13,173
Operating income	6,016	5,338	5,112	5,477
Consolidated net income (loss) before minority interest	(773)	(3,090)	(940)	(940)
Consolidated shareholders' equity (parent company's interest)	11,640	12,729	13,856	13,856
Consolidated net financial debt:	33,399	38,362	35,728	37,524
- medium and long-term	33,309	37,042	25,622	27,157
- short-term	90	1,320	10,106	10,367

(*) Reconstructed by consolidating the Nortel Inversora group (Telecom Argentina) using the equity rather than the proportionate method.

OLIVETTI

(in millions of euros)	2002	2001	2000
Net income (loss)	(6,240)	(871)	870
Shareholders' equity	9,031	15,235	13,937
Net financial debt	15,195	16,322	17,991
- medium and long-term	12,472	10,293	17,150
- short-term	2,723	6,029	841

1.2.2 Telecom Italia, together with the group of companies it heads, is one of the largest international groups operating in the sector of telecommunication services and,

more in general, information and communication technology. Its companies, leaders in fixed and mobile communications, the Internet and multimedia, information technology and research offer integrated and innovative services in Italy and abroad. Its principal strength lies in its leadership in the Italian markets for fixed and mobile telecommunications and Internet services. The companies of the Group have created broadband, fixed and mobile networks providing innovative services, complex solutions for ICT, multimedia messaging, solutions for mobile business, *products for e-government and online banking.*

Following the changes in top management in 2001 and the significant overhaul of corporate growth strategies with the formulation of the Business Plan for 2002-2004, in 2002 an overall restructuring was launched. In particular, organizational restructuring led to the formation of a completely renewed, compact and stable management team. During 2002 the responsibilities of the Domestic Wireline and Information Technology business units were revised in depth and a new South American business unit was established.

At Group level the so-called "professional families" were upgraded and strengthened with the establishment of a functional link between distinctive competences in the individual Telecom Italia Group companies and the analogous functions in the parent company so as **(i)** to ensure greater organizational effectiveness and the verification of resources, and **(ii)** to foster intra-Group mobility. In addition, new procedures were introduced for the approval and monitoring of investments and acquisitions, with the centralization of governance responsibilities.

Important progress was made in financial strengthening and industrial restructuring, in line with the Business Plan. The results obtained with the gain in efficiency and the plan of disposals (which generated a net cash flow of Euro 4,771 million in 2002) were decisive in reducing the Group's debt from Euro 21,942 million at the end of 2001 to Euro 18,118 million at 31 December 2002. The proportion of debt *with a maturity of more than one year rose from 64% at the end of 2001 to 75% at* the end of 2002. The Group's structure was simplified, with the number of companies declining in 2002 from 714 to 416.

Turning to business developments, the focus in 2002 was placed on innovation by strengthening the company's leadership in the Italian market and its presence in international markets.

In the field of mobile telephony, TIM ranks first among European operators in terms of the number of GSM lines on a single network and is the leader in Italy. In October TIM launched Brazil's first GSM service, which reached more than 80 cities throughout the country.

The following tables show selected income, balance sheet and financial data for the Telecom Italia Group and for Telecom Italia, drawn from the consolidated financial statements for the 2002 fiscal year, the company's draft financial statements for 2002 and the financial statements for 2001 and 2000.

Selected economic and financial data for the Telecom Italia Group and for Telecom Italia

TELECOM ITALIA GROUP

(in millions of euros)	2002	2001	2000(*)	2000
Sales of goods and services	30,400	30,818	27,169	28,911
Gross operating profit	13,964	13,619	12,217	13,118
Operating income	7,381	6,674	6,440	6,805
Consolidated net income (loss) before minority interest	(322)	(2,068)	2,028	2,028
Consolidated shareholders' equity (parent company's interest)	9,049	13,522	18,821	18,821
Consolidated net financial debt:	18,118	21,942	17,233	19,029
✓ medium/long-term	15,018	16,083	6,733	8,268
✓ short-term	3,100	5,859	10,500	10,761
Consolidated free cash flow from operations [1]	8,610	5,990	4,453	4,763

(*) Reconstructed by consolidating the Nortel Inversora group (Telecom Argentina) using the equity rather than the proportionate method.

[1] Operating income + Depreciation and amortization – Industrial investments – Change in working capital.

TELECOM ITALIA

(in millions of euros)	2002	2001	2000
Sales of goods and services	17,055	17,309	17,463
Gross operating profit	7,549	7,571	7,556
Operating income	4,045	3,983	3,595
Net income (loss)	(1,645)	151	2,559
Shareholders' equity	10,956	15,871	18,714
Net financial debt:	15,128	16,913	16,839
✓ medium/long-term	11,848	10,371	3,188
✓ short-term	3,280	6,542	13,651
Free cash flow from operations [1]	5,291	4,384	4,234

[1] Operating income + Depreciation and amortization – Industrial investments – Change in working capital.

1.3 *The reasons for the Operation*

One aspect of interest to shareholders is that the Operation will lead to the Company Resulting from the Merger being more contestable since, upon completion of the Operation, the holding of the present relative majority shareholder of Olivetti will be reduced (see Section 7), with a consequent increase in the security's liquidity and the reasons for the market to view it favourably, to the benefit of all the shareholders.

The proposed Operation will also bring a major simplification in the structure of the Group, in line with the expectations of the market and the objective of an overall improvement in Olivetti's financial position. Among other things, the integration of corporate functions will ensure faster decision-making in the context of an organizational structure comparable to that of the leading international operators.

The Operation is also intended to bring additional advantages by:

- optimizing financial and income flows within the Group through a more efficient management of Group debt and more efficient use of financial leverage. In fact the Operation will permit the whole financial debt to be allocated directly to a level closer to the operational activities that generate cash flow and eliminate the dependence of Olivetti on the dividend policy of the Company to be Absorbed. It is also likely that these effects will lead to an improvement in the creditworthiness of the Company Resulting from the Merger, which, in turn, could lead to a more favourable rating and a reduction in the cost of future debt;

- allowing the Company Resulting from the Merger to optimize its financial structure and reduce the average cost of capital employed compared with that of Telecom Italia today. This effect should help to sustain the price of the shares of the Company Resulting from the Merger and therefore create value for the shareholders of Olivetti and Telecom Italia;

- improving the tax efficiency of the Company Resulting from the Merger under the current tax rules, through the complete and faster recovery, including the part currently not stated, of the tax benefits in connection with the value adjustments to equity interests decided at the time of the approval of Olivetti's draft financial statements for the 2002 fiscal year ("**Tax Asset**").

1.4 *The objectives for operations and the plans for achieving them*

The companies participating in the merger were in agreement on the objectives for operations and the plans for their achievement by the Company Resulting from the Merger. Substantially, they coincide with those of Telecom Italia approved by its Board of Directors on 13 February 2003, which in turn confirm the guidelines and objectives of the Business Plan 2002-2004. With specific regard to Olivetti, it should

be noted that Olivetti Tecnost is substantially neutral in terms of its impact on the operatingincome.

However, the Operation will result in a merger deficit (deriving from share cancellation) , any portion of which not classified as a Telecom Italia asset (specifically among equity interests) will be amortized over a period of 20 years. The updated financial projections take account of this additional portion of amortization.

The same projections consider the financial charges associated with Olivetti's present debt, as well as the effect of the tax asset connected with the value adjustments made in Olivetti's and Telecom Italia's draft financial statements for 2002.

In addition to the disposals already envisaged by the Business Plan (Telekom Austria, Operazioni Real Estate), the projections also include the receipts from the disposal of the company into which Seat Pagine Gialle is to be spun off.

Lastly, it is estimated that the cash flows from operations and disposals of the Company Resulting from the Merger will be able to sustain not only a reduction in debt but also a dividend distribution policy in line with that set out in Telecom Italia's Business Plan.

The following table summarizes the above considerations at consolidated level, from which the sustainability of the commitments entered into for the future appears evident.

Billions of euros	Olivetti 2002 consolidated financial statements	Consolidated objectives of the Company Resulting from the Merger (*) CAGR 2002-2005 ***
Sales of products and services	31.4	4 - 4.5%
Gross operating profit % of sales	14.0 44.6%	5 – 5.5%
Operating income % of sales	6.0 19.1%	8 – 8.5%
		Cumulative 2003-2005
Free Cash Flow	8.6	29
Net financial position	33.4**	34.3****

(*) Assuming zero withdrawals, fully diluted.
(**) The net financial position does not take account of the forward purchase commitments (December 2005) in respect of Aldermanbury Investment Limited (formerly Chase Equities Limited), equal to Euro 2,417 million.
(***) The scope of the consolidation is the same.
(****) At 31 December 2004.

2. The values attributed to Olivetti and Telecom Italia for the purpose of determining the exchange ratio

For the valuations needed to establish the exchange ratio, Olivetti's Board of Directors had recourse to the advice and assistance of a leading financial advisor, JPMorgan Chase Bank ("**JPMorgan**").

The valuation methods applied by JP Morgan to establish the exchange ratio have been checked by Professor Angelo Provasoli, in his capacity as Olivetti's consultant, with a view to verifying their mutual consistency and appropriateness with respect to the purpose of the Operation.

Olivetti's Board of Directors — taking into account the draft financial statements of the Absorbing Company and the Company to be Absorbed for the year ended 31 December 2002, approved by the two companies' respective Boards of Directors as the reference statements of assets and liabilities, and of the proposed distribution of reserves by Telecom Italia up to a maximum of about Euro 1,333 million, and after careful analyzing the valuations put forward by the financial advisor and the conclusions reached by Professor Angelo Provasoli and being in agreement with the valuation methods applied and described in Section 3 — has identified the following ranges for the values of the shares of the companies participating in the merger for the purpose of establishing the exchange ratio:

	Minimum	**Mean**	**Maximum**
Values per Telecom Italia ordinary share (euros)	**8.1**	**8.6**	**9.1**

	Minimum	**Mean**	**Maximum**
Values per Telecom Italia savings share (euros)	**5.4**	**5.8**	**6.1**

	Minimum	**Mean**	**Maximum**
Values per Olivetti ordinary share (euros)	**1.13**	**1.26**	**1.39**

	Minimum	**Mean**	**Maximum**
Values per Olivetti savings share (euros)	**0.76**	**0.84**	**0.93**

It should be noted that the figures in the above tables, as in all the tables in Section 3, have been rounded, albeit without this materially affecting the results.

3. The exchange ratio established and the methods used in determining it

3.1 *Valuation methods used*

3.1.1 It needs to be premised that the ultimate aim of the valuation of the companies participating in a merger is to obtain values of the companies participating in the operation that can be meaningfully compared.

Consistently with this objective, and in accordance with the regular practice, a uniform yardstick must be adopted throughout the whole valuation process in order to defend the interests of the shareholders of the Absorbing Company and the Company to be Absorbed. This does not necessarily mean that identical valuation methods must be used for all the companies directly or indirectly involved in the merger, especially if they operate in different sectors, but rather that there must be the same approach to valuation.

Since, as mentioned earlier, the exclusive aim of the estimates is to establish significantly comparable values, the methods adopted in the context of valuations for merger purposes and the related results may differ from those used for valuations having a different purpose.

On the basis of these assumptions and as a consequence of the adoption of the redistribution method for the assignment of the shares of the Company Resulting from the Merger (as discussed in more detail in Section 4), it is first necessary to establish a "natural" exchange ratio between the shares of the two companies, corresponding to the exchange ratio that would have been applied if the merger had involved the issue of new shares for the purpose of the exchange. This "natural" exchange ratio will correspond to different assignment ratios, which will depend, as shown in Section 4, on a number of variables.

With this premise, the "natural" exchange ratio was established by applying valuation methods that are commonly used in Italy and abroad for operations of this kind and for businesses in this sector.

In particular, account was taken of the comparative valuation of the companies involved and priority given to the homogeneousness and comparability of the methods used with respect to the simple estimate of the economic capital of each company considered on its own.

In this perspective, the valuations were carried out considering the two companies as separate entities and therefore ignoring all the strategic, operational and financial synergies expected from the merger, as well as the question of control premiums/minority discounts associated with the possession of equity interests.

3.1.2 For the valuation of Telecom Italia, the fundamental method it was decided to apply was that known as the Sum-of-the-Parts method, which it is standard market practice to use to estimate the value of a group operating in several sectors.

Under the Sum-of-the-Parts method the value of a company's economic capital is calculated as the sum of the values of its separate units, in the sense of economic entities that can be valued independently and suitably adjusted to take account of the company's financial position and minority interests, where material, and of other factors such as off-balance-sheet items and potential tax benefits.

As regards the single units, in view of the complexity and extensiveness of the structure of the Telecom Italia Group and of the many sectors in which it operates, it was decided advisable to value each of them using the methods deemed most appropriate to each situation. In particular, the valuation of the principal units was based primarily on the Discounted Cash Flow method, while the remaining assets, which are of limited importance in the overall valuation, were valued using stock market prices, for companies listed on a regulated market, and/or the method of market multiples, with use also made for testing and control purposes of balance sheet values and the values published in analysts' research reports on such units, where available.

The Discounted Cash Flow method gives the value of a company as a whole. It is based on the assumption that the value of a company or an economic activity is equal to the present value of future cash flows. These flows can be determined analytically as follows:

+	Earnings before interest and tax (EBIT)
-	Imputed tax on EBIT
+	Depreciation and other non-cash allowances
-	Fixed investment
+/-	Change in net working capital

Under this method the value of the economic capital of a company or an economic activity is equal to the sum of (i) the discounted value of the expected cash flows and (ii) the terminal value of the company, less (iii) the net financial debt and minority interests, as given by the following formula:

$$W = \sum_{t=1}^{n} \frac{FC_t}{(1+WACC)^t} + \frac{VT}{(1+WACC)^n} - DF_{t0}$$

where:

W	=	Value of the economic capital
FC t	=	Annual cash flow expected in period t
VT	=	Terminal value
DF	=	Net financial debt and minority interests at time t=0
n	=	Number of projection periods
WACC	=	Weighted average cost of capital

The terminal value is the value of the company or economic activity to be valued at the end of the period covered by the projections and is determined assuming that the duration of the business is unlimited.

The terminal value is determined using the perpetual growth method by applying the following formula:

$$VT = FC / (WACC - g)$$

where:

VT	=	Terminal value
FC	=	Normalized cash flow
g	=	Perpetual growth rate
WACC	=	Weighted average cost of capital

The terminal value obtained in this way is treated as if it were an additional cash flow and thus discounted using the weighted average cost of capital, which is the average of the costs of the different forms of financing used (equity capital and debt capital net of tax effects) weighted according to the financial structure of the company or economic activity.

$$WACC = Kd\ (1-t)\ \frac{D}{D+E} + Ke\ \frac{E}{D+E}$$

where:

Kd = Cost of debt capital
Ke = Cost of equity capital
D = Debt capital
E = Equity capital
t = Tax rate

In particular, the cost of debt capital is the long-term interest rate applicable to companies or economic activities of similar riskiness net of the tax effect. The cost of equity capital, instead, reflects the rate of return expected by the investor with account taken of the relative risk, calculated using the Capital Asset Pricing Model, as shown below:

$$K_e = R_f + \beta(R_m - R_f)$$

where:

K_e	=	Cost of equity capital
R_f	=	Rate of return on risk-free investments

β = Coefficient that measures the correlation between the rate of return expected on an investment and the rate of return expected on the reference equity market

R_m = Expected equity market rate of return

$(R_m - R_f)$ = Risk premium required by the equity market with respect to the rate of return on risk-free investments

3.1.3 The valuation of Olivetti was based, instead, using as fundamental method the Net Asset Value method (substantially equivalent in methodological terms to the Sum-of-the-Parts method), since it is standard market practice to use this method to value holding companies without a significant operating activity.

According to the Net Asset Value method, the value of the economic capital of a company is the sum of the values of its holdings, in the sense of economic entities that can be valued independently, and suitably adjusted to take account of the company's financial position and minority interests, where material, and of other factors such as the centralized costs of the holding company, other assets, off-balance-sheet items and potential tax benefits.

3.1.4 The exchange ratio obtained by applying the above methods was tested by using the stock-market prices method, which, in the case in question, involves considering the ratio between the values of the shares of the companies participating in the merger expressed by the stock market.

This method is considered significant when making valuations for a merger when both the companies involved are listed. Its significance increases further when, as in the case in question, the average volumes traded are large; in such circumstances the prices formed in the market provide a baseline for the purposes of a comparison of the profitability, soundness, growth prospects and riskiness of the companies from the standpoint of investors and thus for the ratio between the values of the companies involved in the merger.

In applying this method it is necessary to strike a balance between the need to mitigate the volatility of daily share prices by considering a sufficiently long period and the need to use recent data that are indicative of the market values of the companies in question. In identifying the time horizon to consider it also necessary to take account of any major changes or significant events that have affected the companies.

Since both Telecom Italia and Olivetti are listed on Borsa Italiana's MTA electronic share market and are among the largest Italian companies in terms of market value, it was considered that the stock market prices of their securities constituted a reliable benchmark.

3.2 *Application of the chosen valuation methods*

This subsection contains a description of the manner in which the valuation methods discussed in Subsection 3.1 were applied to the companies participating in the merger in order to obtain the "natural" exchange ratio.

3.2.1 *Telecom Italia*

Telecom Italia was valued using the Sum-of-the-Parts fundamental method.

In applying this method, the valuation of the principal activities (the activities of Telecom Italia S.p.A., Telecom Italia Mobile and Seat Pagine Gialle-directory) was based primarily on the Discounted Cash Flow method, while the remaining units were valued using stock market prices, for companies listed on a regulated market, and/or the method of market multiples, with use also made for testing and control purposes of balance sheet values and the values published in analysts' research reports on such companies, where available.

In the case of the units for which the Discounted Cash Flow method was used, the method was applied with a view to determining the fundamental value of the companies for financial investors and on the basis of the following assumptions and approaches:

- reference was made to the cash flows of the individual units as set out in the economic and financial plans drawn up by Telecom Italia;

- the growth rates used for the financial projections beyond the time horizon of Telecom Italia's business plan and for the calculation of the terminal value reflect growth prospects consistent with the relevant market benchmarks; the terminal value, determined on the basis of the flows estimated in the manner indicated, is substantially consistent with the multiples implicit in the current prices of comparable companies;

- the weighted average cost of capital (WACC) was calculated on the basis of a capital structure substantially in line with the present one.

In applying the Discounted Cash Flow method, reference was made, as mentioned earlier, to the cash flows from operations for the main activities based on the economic and financial plans drawn up by Telecom Italia's management. These are briefly described in what follows.

Fixed telephony

The economic and financial projections in this field were constructed starting from the market and economic and financial results achieved in 2002. For the years 2003-2005 they

reflect the company's strategic operating and financial objectives within a market scenario that refers substantially to the Italian fixed telephony market.

The projections were developed assuming little change in the regulatory framework, which is reflected in the movements expected in the prices for access, interconnection and leased lines. In particular, consideration was given to the introduction of the network cap for access and interconnection, while for leased lines the financial projections reflect a continuation of the present downward trend of prices in the period 2003-2005.

In a retail market characterized (i) by a decline in the value of voice traffic at an annual rate of 2.3%, as a result of small increases in volumes and falling prices, and (ii) by an in increase in sales in the Internet, data transmission and high value-added services segments, the "Domestic Wireline" business unit is expected to maintain the present level of revenues, with an average compound annual growth rate estimated at 0% - 0.5% in the period 2002-2005.

With revenues performing as described above, the Gross operating margin is forecast to grow at an annual rate of 2% - 2.5% until 2005, with an objective for the margin on sales of more than 49%. These results stem from the strategy of focusing on the core business, product innovation and a policy aimed at enhancing efficiency and lowering operating costs.

The high levels of profitability and of the generation of cash flow from operations will also benefit from capital spending on the order of Euro 6.2 billion in the period 2003-2005, of which about 80% will be on the development of innovative products and services.

The following table summarizes the financial objectives of the "Domestic Wireline" business unit, which consists principally of Telecom Italia's activity in the field of fixed telephony.

	2002 (billions of euros)	CAGR 2002 – 2005 (%)
Revenues	17.0	0%– 0.5%
EBITDA	8.0	2% - 2.5%
EBIT	4.7	4.5% - 5%
		Cumulative 2003 – 2005 (billions of euros)
Capex	2.5	6.2

Mobile telephony (TIM)

In this field consideration was given to market data and the results for the year 2002, together with economic and financial projections based on the TIM group's strategic objectives, with a distinction made between activities in Italy and abroad.

As regards the domestic market for mobile telephony, it is estimated that its value will have risen to 1.5% of GDP in 2005 and that the level of penetration will reach 100% in 2004. The level of profitability is expected to remain high in the European context.

The main source of the creation of value will be Value Added Services (VAS), which are expected to record a compound annual growth rate of around 30% in the period 2002-2005, with an objective for their contribution to Average Revenue Per User (ARPU) of 18%-22% in 2005, compared with 9% in 2002. Capital spending to sustain the growth of VAS in the domestic market is expected to increase from 28% of all capital spending on mobile telephony in 2003 to 35% in 2005.

Business abroad is expected to account for a rising proportion of mobile telephony revenues. In Brazil, which will be the main area of international expansion, it is estimated that the penetration of mobile telephony will rise from 19% in 2002 to 26% in 2005 and that over the same period the Group's market share will grow from 16% to 26%, with the objective of increasing users to 12.5 million, of which 9.9 million on the GSM network; this growth will be sustained by capital spending on the order of Euro 1.1 billion in the period 2003-2005.

The following table summarizes the results achieved in 2002 and the main economic and financial objectives for the period 2003-2005.

	2002 (billions of euros)	CAGR 2002 – 2005 (%)
Revenues	10.9	7% - 8%
EBITDA	5.0	8% - 9%
		Cumulative 2003 – 2005 (billions of euros)
Capex	1.7	5.6

Seat Pagine Gialle

In this case consideration was again given to market data and the results for the year 2002; reference was also made to a macroeconomic scenario with moderate growth in GDP and advertising in the main target markets (Italy and the United Kingdom).

In particular, Seat Pagine Gialle's strategy focuses on the search for further efficiency gains and aggressive action to expand its business, in order to generate continuous and growing cash flows.

This growth in business will come from a strengthening of the Directories sector through the integration of the different platforms (phone, paper and the Internet) and the application of this model in foreign markets, starting with the United Kingdom.

As regards Internet business, a rapid growth in revenues is envisaged, at an annual rate of between 17% and 21% in the period 2002-2005.

The estimates underlying Seat Pagine Gialle's financial projections are summarized in the following table.

	2002 (billions of euros)	CAGR 2002 – 2005 (%)
Revenues	2.0	6% - 8%
EBITDA	0.6	11% - 13%
EBIT	0.2	27% - 29%
		Cumulative 2003 – 2005 (billions of euros)
Capex	0.1	0.3

Sum of the Parts

In applying the Discounted Cash Flow method, in the context of the calculation of the Sum of the Parts, for the rate of return expected on risk-free investments, recourse was made to the "normal" rate of return on risk-free investments in the Italian market, while the beta coefficient was calculated on the basis of the most appropriate market indicators in the light of the financial structure of the activity to be valued. The risk premium required by the market was deduced from the rate of return implicit in market prices.

To the sum of the values of the assets calculated in the manner described above was added the net financial position at 31 December 2002 (adjusted to take account of the effects of the proportional net debts and minority interests, where material) and the net value of other adjustments, including some off-balance-sheet items and tax benefits.

The table below shows the minimum, mean and maximum values of the Telecom Italia ordinary share obtained using the Sum-of-the-Parts method before the distribution of reserves planned for June 2003 and thus before the completion of the merger.

	Minimum	Mean	Maximum
Values per Telecom Italia ordinary share (euros)	**8.3**	**8.8**	**9.3**

The results obtained using the Sum-of-the-Parts method were tested by analyzing the target prices identified by financial analysts. The research reports published by brokers and investment banks available at 7 March 2003, which gave a sample of 20 target prices for the Telecom Italia ordinary share, showed a range of values from Euro 7.5 to Euro 12.0 per Telecom Italia ordinary share. The mean value was Euro 9.2 per Telecom Italia ordinary share and the mid point of the range was Euro 9.8 per Telecom Italia ordinary share.

The table below shows the minimum, mean and maximum values of the Telecom Italia ordinary share obtained using the Sum-of-the-Parts method adjusted for the distribution of reserves planned for June 2003.

	Minimum	Mean	Maximum
Values per Telecom Italia ordinary share (euros)	**8.1**	**8.6**	**9.1**

The next table shows the minimum, mean and maximum values of the Telecom Italia savings share calculated on the basis of the average market discount of the last month before 7 March 2003, equal to about 33%, which is in line with the discount on the last day of trading of the Olivetti and Telecom Italia shares before the announcement of the merger (7 March 2003) and substantially in line with the average discount of the last 3, 6 and 12 months.

	Minimum	Mean	Maximum
Values per Telecom Italia savings share (euros)	**5.4**	**5.8**	**6.1**

3.2.2 Olivetti

As mentioned earlier, Olivetti was valued using the Net Asset Value method, which it is standard market practice to use to value holding companies without a significant operating activity.

The net asset value was calculated as the sum of the value of the company's equity investments and of its other assets, less its net financial liabilities and minority interests,

where material, and with consideration also given to the negative net present value of the centralized costs of the holding company.

The company's principal equity investment is that in Telecom Italia, which has been valued as discussed in Subsection 3.2.1 with reference to the values obtained using the Sum-of-the-Parts method, adjusted for the effect of the distribution of reserves planned for June 2003.

In this respect it needs to be stressed that it was not considered appropriate to calculate the Net Asset Value on the basis of the current stock market value of Olivetti's holding in Telecom Italia since, in the context of a valuation for the purpose of establishing an exchange ratio, having deemed it correct to value Telecom Italia on the basis of a fundamental method (Sum of the Parts), the valuation of the holding therein in the context of Olivetti's Net Asset Value had to be based on a fundamental method, so as to ensure the homogeneousness of the methods adopted and the overall reliability of the results. On the contrary, the calculation of Olivetti's Net Asset Value on the basis of stock-market prices of Telecom Italia would have been marked not only by the non-homogeneousness of the methods adopted but also by high volatility owing to Olivetti's financial leverage, which would cause the valuation to be unreliable.

The other equity investments and assets were valued using the Discounted Cash Flow method (Olivetti Tecnost), the stock market price method for companies listed on regulated markets and/or the market multiples method, with use also made for testing and control purposes of balance sheet values and the values published in analysts' research reports on such companies, where available.

The Olivetti treasury shares held both directly and indirectly through the subsidiary Olivetti International S.A. were valued at the final implicit value resulting from the calculation of Olivetti's Net Asset Value. This valuation method gives a result that is substantially equivalent to that obtained with the alternative method, which consists in determining the value of the Olivetti share by dividing the value of the company's economic capital (calculated without considering the holding of treasury shares) by the number of shares, excluding the treasury shares.

The calculation of the Net Asset Value also included the Tax Asset in connection with the adjustment of the value of Olivetti's equity investment in Telecom Italia proposed in Olivetti's draft financial statements for the 2002 fiscal year.

The value of the Tax Asset was calculated by discounting the amounts of the lower tax liabilities resulting from application of the tax deductions for which Olivetti would be eligible

on a stand-alone basis, taking into account to that end the taxable income it is forecast to earn.

To the sum of the values of the assets and the Tax Asset, calculated as described above, was added the value of the net financial position at 31 December 2002, adjusted for the effect of Telecom Italia's distribution of reserves planned for June 2003 and to take account of the pro forma effect of the conversion of the "Olivetti 1.5% 2001-2010 convertibile con premio al rimborso" convertible bonds, consistently with the fully-diluted method, which assumes the conversion into ordinary shares (the price of such conversion, equal to Euro 1 per bond, is lower than the value of the economic capital per Olivetti ordinary share obtained using the Net Asset Value valuation method).

The table below shows the minimum, mean and maximum values of the Olivetti ordinary share calculated using the fully-diluted method.

	Minimum	**Mean**	**Maximum**
Values per Olivetti ordinary share (euros)	**1.13**	**1.26**	**1.39**

The next table shows the minimum, mean and maximum values of the Olivetti ordinary share calculated assuming the same 33% discount as was assumed for the Telecom Italia savings share. The reference to the market discount of Telecom Italia savings shares with respect to the ordinary shares is the only objective and non-discretionary method which can be used in the absence of Olivetti savings shares.

	Minimum	**Mean**	**Maximum**
Values per Olivetti savings share (euros)	**0.76**	**0.84**	**0.93**

The discount applied reflects the average market discount of the Telecom Italia savings share with respect to the Telecom Italia ordinary share in the last month before 7 March 2003, equal to about 33%, which is in line with the discount on the last day of trading of the Olivetti and Telecom Italia shares before the announcement of the merger (7 March 2003) and substantially in line with the average discount of the last 3, 6 and 12 months.

Moreover, it appears unlikely that the discount of the savings shares of the Company Resulting from the Merger with respect to the ordinary shares will change significantly from that of the Telecom Italia savings shares before the Operation. This view is based on consideration of effects of opposite sign: on the one hand, the increase in the overall dividend premium in absolute terms would suggest a reduction in the discount; on the other

hand, the possibly greater rise in the price of the ordinary shares as a result of the increased contestability of the Company Resulting from the Merger would suggest an increase.

For the purposes of the valuation account was therefore taken both of the fact that, as an effect of the redistribution mechanism (described in Section 4), after the Operation the holders of Telecom Italia savings shares will have received a larger total number of savings shares of the Company Resulting from the Merger that, since they have the same par value and preferential rights as the Telecom Italia savings shares, will entitle them to a larger overall dividend premium in absolute terms, and of the fact that the importance of the administrative rights might exceed that of the economic rights in the Company Resulting from the Merger as a consequence of its greater contestability.

Lastly, it needs to be stressed that in establishing the exchange ratio an analysis was made of the reasonably foreseeable effects of the possible exercise of the right of withdrawal by Olivetti shareholders. This led, also on the basis of the stock-market prices of the relevant period already closed, to the belief that the number of withdrawals would not make it necessary to change the exchange ratio, since it can reasonably be expected that the withdrawal price will be lower than the value attributed to the Olivetti shares for the purposes of the merger on the basis of the valuation methods used.

Lastly, account was taken in determining the exchange ratio of the eventuality of the exercise of financial instruments giving rise to the subscription of Olivetti and Telecom Italia shares (stock options, convertible bonds and warrants) exclusively to the extent that their exercise was reasonably likely in the light of related economic and financial convenience.

3.2.3 Difficulties encountered in making the valuations

In applying the valuation methods described above, consideration was given to the characteristics and limitations of each one of them in the light of the standard practice normally followed in Italy and abroad for the valuation of companies comparable with Olivetti and Telecom Italia.

In making the valuations the following main critical areas were encountered:

- the valuations were made assuming that the present tax system will remain in force in the future. However, the tax reform under way in Italy envisages a series of changes (including new rates, consolidation for tax purposes and the abolition of Dual Income Tax, etc.), whose effects are difficult to assess.

- the estimation of the value of the savings shares assigned by the Company Resulting from the Merger for the purpose of the exchange was based on the differential found between the stock-market prices of Telecom Italia ordinary and savings shares. As explained in detail, the decision to differentiate the estimated values of the shares of different classes according to the differences between their market prices is consistent with standard practice in this field. However, even though in the case in question there were no objective elements permitting any other solution, some empirical analyses have shown that the differentials between the prices of ordinary and savings shares tend to be larger for companies, such as the Company Resulting from the Merger, where control is contestable. In such cases, in fact, the importance of the administrative rights exceeds that of the economic rights. This principle, however, is not applicable objectively to the case in question in the absence of historical data regarding Olivetti and it would only be possible to estimate its effects generically on the basis of data regarding comparable companies. Acting in the opposite direction to the foregoing, is the increase discussed earlier in the economic rights attached to the savings shares.

- the treasury shares held by Olivetti and the Olivetti shares held by the subsidiary Olivetti International S.A., which can be likened to treasury shares, were valued on the basis of the overall economic value of Olivetti itself. This approach assumes that the economic value is the same as the realizable value, i.e. the market value, of the shares in question, an assumption that has not always been true in practice. However, the valuation method adopted comes close to one of the technical solutions suggested by the literature and practice, which recommend treating treasury shares as early retirement of capital and accordingly setting their value equal to zero and calculating the value per share with reference to a smaller number of shares than the total issued, equal to those actually in circulation.

- at the present time it is not possible to make an accurate forecast of the outcome of the proposed disposal of the new company that will be created as a result of the spin-off of Seat Pagine Gialle. It is nonetheless considered, in view of the percentage of Telecom Italia's overall value accounted for by its equity investment in Seat Pagine Gialle, that the disposal cannot produce effects requiring the exchange ratio to be changed.

- in view of the size of the holding in Telecom Italia, a careful analysis was made, with the help of the Advisor, of the arguments put forward by some institutional investors regarding the application of the NAV method to Olivetti, as a holding company whose most important asset is the holding in Telecom Italia, with special reference to the appropriateness of valuing that holding on the basis of stock-market prices. Although recognizing the complexity of the question, it has been deemed appropriate, given the purpose of the valuation and the need, discussed in Subsection 3.2.2, to adopt uniform criteria for both the Companies, to value Olivetti using the same methods as those adopted to determine the value of Telecom Italia (Sum of the Parts).

3.2.4 Determination of the exchange ratio

The next table summarizes the range of the estimates of the exchange ratio calculated, with the methods and application criteria discussed in the preceding subsections, as the ratio of the estimated value of the Telecom Italia ordinary share to the estimated value of the Olivetti share using the minimum and maximum values of the ranges reported earlier.

	Minimum	Mean	Maximum
Olivetti ordinary shares per Telecom Italia ordinary share	**6.6**	**6.9**	**7.2**
Olivetti savings shares per Telecom Italia savings share	**6.6**	**6.9**	**7.2**

The Board of Directors, in the light of the indications provided by JP Morgan and after considering the results of the application of the above-mentioned valuation methods, reached a conclusion with regard to the ratio between the economic values of the two companies participating in the merger.

This conclusion was then compared with that reached by the Board of Directors of Telecom Italia, in the light of the indications provided by its own advisors, Lazard and Goldman Sachs.

At the end of the valuation process and the comparison between the results obtained by the two companies participating in the merger, the Board of Directors of Olivetti and the Board of Directors of Telecom Italia established that the "natural" exchange ratio on the basis of which to determine the assignment of the shares of the Company Resulting from the Merger was:

7 Olivetti shares assuming the current par value of Euro 1.00 each
for every
1 Telecom Italia share assuming the current par value of Euro 0.55 each

The exchange ratio will be the same for both the Telecom Italia ordinary shares and for the Telecom Italia savings shares. As will be shown in Section 4, the "natural" exchange ratio will correspond to a different assignment ratio, made necessary by the decision to carry out the exchange through the redistribution of the capital of the Company Resulting from the Merger, which means that it will also be necessary to establish an assignment ratio for the Olivetti shares.

The above exchange ratio must be verified by the experts appointed under Article 2501-*quinquies* of the Civil Code, namely by the auditing firm Deloitte & Touche Italia S.p.A., appointed by the President of the Ivrea Tribunal, for Olivetti, and by the auditing firm Reconta Ernst & Young, the external auditors, for Telecom Italia, for the purpose of the issuance of the fairness opinion required by law.

3.2.5 Control methodologies

In order to test the accuracy of the exchange ratio obtained in the manner described above, a further test was made using the method based on stock market prices.

The method was applied considering the average exchange ratio (Olivetti ordinary shares per Telecom Italia ordinary share) expressed by the market in different periods prior to the day on which Borsa Italiana S.p.A. suspended trading in the Olivetti and Telecom Italia securities in view of the forthcoming announcement of the Operation (the ratios given by the official prices recorded on 7 March 2003 and the weighted averages of the official prices in the preceding 1, 3, 6 and 12 months), adjusted for the effect of the distribution of reserves planned for June 2003, before the completion of the merger.

Account was not taken, instead, of the stock market prices of the Telecom Italia and Olivetti shares after the announcement of the Operation since they were influenced by the announcement and were therefore not deemed to be significant.

The following table shows the average exchange ratios obtained with reference to the different periods specified above.

	7 March	1 month	3 months	6 months	12 months
Olivetti ordinary shares per Telecom Italia ordinary share	**6.7**	**7.0**	**6.9**	**7.1**	**6.9**

The next table shows the minimum, mean and maximum values of the exchange ratio (Olivetti ordinary shares per Telecom Italia ordinary share) given by the stock market in the periods considered above.

	Minimum	Mean	Maximum
Olivetti ordinary shares per Telecom Italia ordinary share	**6.7**	**6.9**	**7.1**

The above figures are consistent with the exchange ratio established using the main valuation method. It should be noted that the stock market price method cannot be used to test the exchange ratio for the savings shares owing to the non-existence of Olivetti savings shares. Nonetheless, in the light of the arguments put forward above regarding the hypothesis of a substantially unchanged discount for the savings shares of the Company Resulting from the Merger with respect to its ordinary shares compared with that recorded by Telecom Italia's savings shares, the consistency of the exchange ratio established using the main valuation method can also be confirmed for the savings share ratio.

4. Procedure for assigning the shares of the Company Resulting from the Merger

In view of the interest in maintaining a flexible capital structure of a size suitable for corporate activities and with a view to limiting the effects of the Operation on the future remuneration of the shares, it was considered advisable to leave the nominal capital of Olivetti substantially unchanged at the conclusion of the Operation inasmuch as the absolute increase in the nominal capital by means of the issue of as many new shares as are necessary to satisfy the Exchange Ratio of all the Telecom Italia shares to be exchanged would lead, under current accounting rules, on the one hand, to an increase in the shareholders' equity consisting of capital with a consequent significant (exchange) merger deficit subject to amortization, obviously to the detriment of the remuneration of shares in future years, and, on the other, to a capital structure characterized by the nearly total prevalence of items not available for distribution.

Considering the adequacy of Olivetti's share capital (in relation also to the overall size of the debt when this is measured against the cash generating capacity of the Company Resulting from the Merger, both in absolute terms and relative to the main European competitors), it was decided to carry out the share exchange primarily by redistributing Olivetti's capital and have recourse to the issue of new shares only insofar as this proved necessary to maintain the share capital at the level currently subscribed.

The redistribution technique, which has also been used on previous occasions in important mergers involving listed companies, consists in dividing the share capital of the absorbing company and hence the shares composing it (in an equal, larger or smaller number than that existing, depending on whether the intention is to hold the par value of each share unchanged, decrease it or increase it) among the shareholders of the absorbing company and those of the absorbed company, according to what was referred to above as the "natural" Exchange Ratio between the shares.

Obviously, the redistribution takes the share capital of the absorbing company at the time the merger is implemented as the baseline. In the case in question, the share capital of Olivetti at the time the merger is implemented may vary from the current figure of Euro 8,845,537,520: (i) increasing as a consequence of the conversion of the "Olivetti 1,5% 2001-2004 convertibile con premio al rimborso" and "Olivetti 1,5% 2001-2010 convertibile con premio al rimborso" convertible bonds, the exercise of the "Warrant azioni ordinarie Olivetti ex Tecnost 1999-2004" Olivetti warrants and the exercise of all the Olivetti stock options ("**Conversions**") and (ii) decreasing as a consequence of withdrawals by Olivetti shareholders absent or contrary to the merger. The Absorbing Company's capital "to be "redistributed" will therefore be the algebraic sum of the subscribed capital at the time the merger plan is approved and the subsequent variations up to the implementation of the merger.

Assuming the extreme cases of (i) the total exercise of Conversions and no withdrawals and (ii) no Conversions and the exercise of the right to withdraw by all the Olivetti minority shareholders except the relative majority shareholder Olimpia, Olivetti's share capital at the time the merger is completed can vary between a maximum of Euro 11,926,697,278 and a minimum of Euro 2,738,756,641.

Since it is assumed that the post-merger share capital must not be less than the current figure of Euro 8,845,537,520, in the event that the decreasing effect of withdrawals outweighs the increasing effect of Conversions so that the share capital at the time the merger is implemented is less than Euro 8,845,537,520, the redistribution of the share capital will be accompanied by a simultaneous capital increase for the purpose of the merger to bring the share capital up to the above-mentioned minimum figure, apart from roundings serving to eliminate any resulting fractions of shares. In this connection Olivetti International has announced that it stands ready to renounce such number of shares or fractions of shares as will be necessary to close out the operation.

In the light of the method and principles described above, the share capital will be established and the share exchange carried out according to the following rules:

a) Olivetti will fix the nominal value of its shares — in the amount resulting after Conversions on the one hand and withdrawals on the other — at Euro 0.55 (equal to the par value of Telecom Italia shares), in place of the current par value of Euro 1. Consequently, Olivetti's share capital will be divided into a larger number of shares. Such shares will be divided into ordinary shares and savings shares.

b) The new ordinary and savings shares with a par value of Euro 0.55 each making up the share capital at the time of the merger of Olivetti will be redistributed, respectively, to the holders of Olivetti and Telecom Italia ordinary shares and the holders of Telecom Italia savings shares according to assignment ratios reflecting, with reference to the actual number of shares to be redistributed, the "natural" exchange ratio specified above of 7 Olivetti ordinary or savings shares for every Telecom Italia ordinary or savings share. In the redistribution only the Telecom Italia shares held by persons other than Olivetti and Telecom Italia itself will be exchanged with shares of the Company Resulting from the Merger. The number of shares of the Company to be Absorbed held by minority shareholders and actually to be exchanged will therefore vary, depending on the outcome of the tender offer that Olivetti may make after the shareholders' meeting called to approve the merger and before the latter's completion.

More precisely, where:

- **No. OLI Euro 1 shares** denotes the number of Euro 1 Olivetti shares resulting after Conversions and withdrawals;

- **No. OLI Euro 0.55 shares** denotes the number of shares of the Company Resulting from the Merger with a par value of Euro 0.55 each actually to be redistributed following the operation referred to at point a);

- **No. T.I. shares** denotes the number of Telecom Italia shares held by minority shareholders that must be exchanged;

(1) the holders of Olivetti ordinary shares will be assigned, for every share held, a number of ordinary shares of the Company Resulting from the Merger equal to:

$$\frac{\text{No. OLI Euro 0.55 shares}}{\text{No. OLI Euro 1 shares} + (\text{No. T.I. shares} \times 7)}$$

(2) the holders of Telecom Italia ordinary and savings shares will be assigned, for every ordinary or savings share held, a number of ordinary or savings shares of the Company Resulting from the Merger equal to:

seven times the number of shares assigned to Olivetti shareholders for every share held by the latter

Assuming the extreme case in which all the Conversions were carried out, all the shares reserved for the Telecom Italia stock-option plans were issued, no withdrawals occurred and none of the holders of Telecom Italia ordinary and savings shares accepted the tender offer, the redistribution would involve 21,684,904,141 shares of the Company Resulting from the Merger with a par value of Euro 0.55 each and the Telecom Italia shares to be exchanged would total (taking account of Olivetti's holding in the capital of Telecom Italia and of the latter's holding of treasury shares at the date of this Report) 4,459,575,170. In such case, applying the formula above would give the following assignment ratios:

(i) 0.502620 new ordinary shares of the Company Resulting from the Merger with a par value of Euro 0.55 each for every Olivetti ordinary share with a par value

of Euro 1 held at the date at which the merger becomes effective and for which the right of withdrawal has not been exercised;

(ii) 3.518341 new ordinary or savings shares of the Company Resulting from the Merger for every Telecom Italia ordinary or savings share, respectively, held at the date at which the merger becomes effective by minority shareholders other than Olivetti other than Olivetti and Telecom Italia itself.

In the light of the above, since the variables represented by Conversions, Telecom Italia stock options exercised, withdrawals and acceptances of the tender offer can only be quantified exactly at the time the merger is implemented, it is evident that the assignment ratio for the purposes of redistribution can be established precisely only at the time the merger becomes effective.

At all events, at the end of the Operation the ratio between the shares assigned to Olivetti shareholders and those assigned to Telecom Italia shareholders will accurately reflect the "natural" exchange ratio (1/7), as calculated above.

c) As already indicated, if at the time the merger is implemented the Absorbing Company's share capital is less than the current figure of Euro 8,845,537,520 because the decreasing effect of withdrawals outweighs the increasing effect of Conversions, the redistribution of the share capital just described will be accompanied by the simultaneous issue of up to a maximum of 11,103,237,962 new ordinary and saving shares of the Company Resulting from the Merger with a par value of Euro 0.55 each for the purpose of the share exchange, against the transfer to capital of the portion of Telecom Italia's shareholders' equity belonging to minority interests, with the possibility of an exchange deficit. These additional shares will be assigned to all the shareholders of both the Absorbing Company and the Company to be Absorbed in proportion to their respective shareholdings obtained by applying the assignment ratios indicated at Point b).

Thus, even if such an event occurs, at the end of the Operation the ratio between the shares assigned to Olivetti shareholders and those assigned to Telecom Italia shareholders will accurately reflect the "natural" exchange ratio (1 to 7), as calculated above.

d) As part of the procedure for assigning the shares of the Company Resulting from the Merger, a service will be provided to the minority shareholders of both Olivetti and Telecom Italia, through authorized intermediaries, to permit the rounding of the

number of newly-issued shares owned down or up to nearest whole number, at market prices and at no cost in terms of expenses, stamp duty or commissions.

In the event that the Olivetti shares held do not entitle the holder to receive, in accordance with the assignment mechanism, even one newly-issued share of the Company Resulting from the Merger at the end of the Operation, maintenance of the position of shareholder will be ensured by Olivetti International S.A. making available to such persons, free of charge, one share of the Company Resulting from the Merger.

e) The newly-issued shares to be utilized for the share exchange will be assigned to those entitled by the respective authorized intermediaries participating in Monte Titoli S.p.A. at the date the Operation becomes effective. It will be possible to exchange Olivetti and Telecom shares which have not been dematerialized only by delivering them to an authorized intermediary for dematerialized book-entry in the central securities system.

Olivetti will promptly publish notices in at least three newspapers with a national circulation, of which one must be a financial newspaper, announcing the amount of the capital of the Company Resulting from the Merger at the time thereof as a result of the quantification of the variables involved in the Operation (Conversions, the exercise of Telecom Italia stock options, withdrawals from Olivetti, acceptances of the tender offer), the exact assignment ratio in the overall and final measure resulting from the outcome of the supplementary assignment described at Point c), if any, and the detailed instructions on how to carry out the share exchange and to trade or obtain fractional rights as provided for at Point d).

5. Date on which the Operation becomes effective and dividend entitlement date

In accordance with Article 2504-*bis*, second paragraph, of the Civil Code (and with standard market practice for companies with listed shares), the Operation will become effective starting on the date of the last filing of the deed of merger provided for in Article 2504 of the Civil Code, or on such later date as may be specified in that deed.

The newly-issued shares of the Company Resulting from the Merger will have regular dividend rights.

In accordance with the combined effect of Articles 2504-*bis*, third paragraph, and 2501-*bis*, first paragraph, point 6, of the Civil Code, the transactions of Telecom Italia will be recorded

in the accounts of the Company Resulting from the Merger starting from 1 January of the year in which the Operation becomes effective and thus, according to the planned timetable, from 1 January 2003, for tax purposes as well, pursuant to Article 123(7) of Presidential Decree 917/1986.

Consequently, on the date the Operation becomes effective, the Company Resulting from the Merger will assume all Telecom Italia's assets, rights and obligations, including, but not limited to, all its fixed and movable, tangible and intangible assets, licences, authorizations, franchises, securities, current account assets and liabilities, loans, equity investments, insurance policies, labour contracts and every other contractual instrument.

6. Tax effects of the Operation on Olivetti and Telecom Italia

This section, after first indicating the main provisions of tax law governing mergers, considers the most important tax aspects of the Operation.

6.1 Tax neutrality

Pursuant to Article 123 of Presidential Decree 917/1986 (the "Income Tax Code") and Article 27(1) of Law 724/1994, mergers are transactions that do not give rise to the realization or distribution of capital gains or losses in respect of the assets of the company being absorbed.

6.2 Merger differences

The Operation will make it necessary to include specific items in order to achieve accounting balance between the assets and liabilities sides following the unification of the patrimonies of the companies involved. As mentioned earlier, in fact, the merger will give rise to a cancellation deficit and it is reasonable to expect that an exchange surplus will emerge.

The cancellation deficit, as mentioned in Subsection 1.1.4, will be allocated to Telecom Italia's assets (In particular to its holding of TIM shares) and any difference will be included under "goodwill".

Under Article 6(1) of Legislative Decree 358/1997 such revaluations may also be recognized for tax purposes if the 19% tax in lieu of income tax is paid. Pursuant to paragraph 2 of the same article, revaluations in connection with merger deficits may be recognized for tax purposes, even in the absence of payment of the tax in lieu of income tax, if and to the extent that the equity investments cancelled led to the previous owners being taxed on the resulting capital gains, net of the related capital losses and writedowns.

6.3 Reserves with tax deferred

The reserves with tax deferred shown in the latest financial statements of the company being absorbed will be included in the income of the absorbing company if and to the extent that they are not reconstituted in its accounts.

This rule does not apply to reserves that are taxable only if they are distributed (e.g. revaluation reserves), which have to be reconstituted in the balance sheet of the absorbing company only if there is a merger surplus or an increase in capital that exceeds the total capital of the companies participating in the merger, net of the parts of the capital of each company they already held. In this case the reserves will be included in the income of the absorbing company in the event of a subsequent distribution of the surplus or reduction in capital because it is excessive.

The reserves already allocated to capital by the company being absorbed are considered to be transferred to the capital of the absorbing company and form part of its income in the event of a reduction in capital because it is excessive.

6.4 Registration tax

Applicable in the fixed amount of Euro 129.11.

6.5 Effects on the shareholders of the company being absorbed

The exchange of the shares held by the shareholders of the company being absorbed is *immaterial for tax purposes since it does not involve them in the realization of their shares.*

For tax purposes the cost of the cancelled shares is automatically transferred to the new shares received in the exchange.

7. Forecasts of the composition of major shareholders and of the control structure of the Company Resulting from the Merger

Since the Operation will lead to the entry of Telecom Italia's shareholders into the capital of the Company Resulting from the Merger and the extinction of Telecom Italia, the forecasts of the composition of major shareholders at the end of the Operation refer to the Company Resulting from the Merger.

On 15 April 2003 the shareholders of Olivetti listed in the table below were found, on the basis of the shareholders' register and the notifications of major shareholdings pursuant to Article 120 of Legislative Decree 58/1998, to possess more than 2% of the company's capital:

	Number of ordinary	% of ordinary

Shareholders	shares held	share capital
Olimpia S.p.A.	2,524,127,813	28.54%
Caisse des Dépôts et Consignations*	389,200,000	4.40%
Assicurazioni Generali S.p.A.**	334,842,996	3.79%
Olivetti International S.A.***	211,931,328	2.40%
Mediobanca S.p.A.	200,000,000	2.26%

* Investment held via CDC Ixis Capital Market
** Investment held through subsidiaries
*** Subsidiary of Olivetti S.p.A. Under Article 2359-*bis* of the Civil Code, the voting rights of the shares held by Olivetti International S.A. may not be exercised.

The following table shows the foreseeable composition of shareholders with holdings of more than 2% in the Company Resulting from the Merger on the assumption: (i) that there *are no Conversions (apart from those deriving from applications received* by 31 March 2003, which are not yet reflected in Olivetti's share capital filed with the Company Register but are considered in this analysis) and that no Telecom Italia stock options have been exercised; (ii) that 25% of the shareholders other than Olimpia S.p.A. withdraw at a price taken to be equal to Euro 1 (which is in line with the average of the official prices recorded from 26 November 2002 up to today), giving a total outlay of about Euro 1,527 million; and (iii) that the tender offer is made at the average price between the minimum and maximum prices for the Telecom Italia ordinary and savings shares (i.e. Euro 7.7 per ordinary share and Euro 5.175 per savings share), giving a total outlay of about Euro 7,473 million, so that the tender offer covers about 14.6% of the ordinary and savings shares in the event of full acceptance.

Shareholders	Number of ordinary shares held	% of ordinary share capital
Olimpia S.p.A.	1,336,092,044	13.65%
Caisse des Dépôts et Consignations*	206,014,537	2.10%

* Investment held via CDC Ixis Capital Market

It is foreseeable that no single shareholder will have control of the Company Resulting from the Merger, which, as mentioned earlier, will be fully contestable.

8. Effects of the Operation on shareholders' agreements falling within the scope of Article 122 of Legislative Decree 58/1998

The parties to the shareholders' agreements falling within the scope of Article 122 of Legislative Decree 58/1998 that concern the companies participating in the merger have not sent any notification concerning the possible effects of the merger on such agreements.

9. Amendments to the bylaws

As mentioned earlier, it is intended the Company Resulting from the Merger adopt new bylaws, corresponding substantially to those of the current Telecom Italia bylaws.

In particular, following the Operation the Company Resulting from the Merger will change its name to "Telecom Italia S.p.A.", with the consequent amendment of Article 1 of the bylaws and of the other articles in which the name of the company appears. It has been clarified that the Company Resulting from the Merger can continue to use its own corporate marks and those of Telecom Italia.

Article 2, regarding the registered office of the Company Resulting from the Merger, will be amended to make the registered office that of Telecom Italia at 2 Piazza Affari, Milan.

As specified earlier, upon completion of the Operation the Company Resulting from the Merger will adopt the corporate purpose of Telecom Italia, with the integral substitution of Article 3 of Olivetti's current bylaws.

Article 5 of the bylaws of the Company Resulting from the Merger, concerning the share capital, will undergo a series of amendments to take account, in particular, of the redistribution and the assignment of the shares issued for the purpose of the exchange, as set out in Section 4, and of the adjustments necessary, in the light of the new amount of the share capital following the merger, for the conversion of the convertible bonds and the exercise of the warrants issued by the Absorbing Company and for the stock-option plans approved by the Absorbing Company and the Company to be Absorbed. In more detail, Article 5 of the bylaws will be amended as follows:

a) a new maximum amount of Euro 492,726.30 will be established for the variable capital increase for the exercise of the options already assigned by the Absorbing Company under the "Piano triennale di Stock Option 2002-2004" stock-option plan, increase to be carried out by 15 December 2004, with an update of up to a maximum of 895,866 shares of the Company Resulting from the Merger with a par value of Euro 0.55 each, which will be offered to the holders of the above-mentioned options on the basis of the exchange ratio for the shareholders of the

Absorbing Company in the context of the merger, at the price of Euro 3.308 per option held;

b) a new maximum amount of Euro 10,743,649.40 will be established for the variable increase in capital for the exercise of the options already assigned by the Absorbing Company under the "Piano triennale Stock Option febbraio 2002-December 2004" stock-option plan, increase to be carried out by 31 December 2004, with an update of up to a maximum of 19,533,908 shares of the Company Resulting from the Merger with a par value of Euro 0.55 to be offered to the holders of the above-mentioned options on the basis of the exchange ratio for the shareholders of the Absorbing Company in the context of the merger, at a price of Euro 2.515 per option held;

c) a new maximum amount of Euro 103,622,863.85 will be established for the increase in capital for the exercise of the "Warrant azioni ordinarie Olivetti ex Tecnost 1999-2004" warrants, increase to be carried out by 20 June 2004, with an update of up to a maximum of 188,405,207 shares of the Company Resulting from the Merger with a par value of Euro 0.55 to be offered to the holders of the above-mentioned warrants on the basis of the exchange ratio for the shareholders of the Absorbing Company in the context of the merger, at a price already fixed by the governing bodies of the Absorbing Company and included in the warrant rules;

d) a new maximum amount of Euro 180,568,488.10 will be established for the variable capital increase for the conversion of the "Olivetti 1,5% 2001-2004 convertibile con *premio al rimborso" convertible bonds already issued by the Absorbing Company,* increase to be carried out by 1 January 2004, with an update of up to a maximum of 328,306,342 shares of the Company Resulting from the Merger with a par value of Euro 0.55 each, reserved for the holders of the above-mentioned bonds at a conversion ratio equal to the exchange ratio for the shareholders of the Absorbing Company in the context of the merger.

e) a new maximum amount of Euro 892,681,820.80 will be established for the variable capital increase for the conversion of the "Olivetti 1,5% 2001-2010 convertibile con premio al rimborso" convertible bonds already issued by the Absorbing Company, increase to be carried out by 1 January 2010, with an update of up to a maximum of 1,623,057,856 shares of the Company Resulting from the Merger with a par value of Euro 0.55 each, reserved for the holders of the above-mentioned bonds at a conversion ratio equal to the exchange ratio for the shareholders of the Absorbing Company in the context of the merger.

As mentioned earlier, the Company Resulting from the Merger will also have to take over Telecom Italia's stock-option plans and will therefore have to honour the stock options already assigned thereunder. To this end, Olivetti will approve corresponding increases in capital permitting the issue in relation to such stock options of a number of shares updated

in accordance with the exchange ratio and the assignment ratio provided for in the merger plan, while the exercise price will remain unchanged.

In other words, the owner of Telecom Italia stock options will maintain the right to subscribe, at the price already fixed, not for the original number of Telecom Italia shares but the larger number of shares of the Company Resulting from the Merger established on the basis of the "natural" exchange ratio of 1 to 7.

Naturally, the exact quantification of the new quantities that can be subscribed will be possible only when, at the time the deed of merger is signed, the assignment ratio is established, as provided for in Section 4. At all events, the foregoing calculations will accurately reflect, with respect to the number of shares currently obtainable, the "natural" exchange ratio of 1 to 7.

More precisely, Olivetti will approve an increase in capital for up to a total maximum amount of Euro 261,956,575.10 by means of the issue of up to a maximum of 476,284,682 shares with a par value of Euro 0.55 each, divided into the following variable tranches:

a) a tranche of up to a maximum of Euro 21,969,104.30 for the exercise of the options already assigned by Telecom Italia under the "Piano di Stock Option 1999" stock-option plan, to be implemented by 31 January 2005 by the issue of up to a maximum of 39,943,826 shares of the Company Resulting from the Merger with a par value of Euro 0.55 each, which will be offered to the holders of the above-mentioned options on the basis of the exchange ratio for Telecom Italia shareholders in the context of the merger, at a price of Euro 6.79 per option held;

b) a tranche of up to a maximum of Euro 53,421,890.50 for the exercise of the options already assigned by Telecom Italia under the "Piano di Stock Option 2000" stock-option plan, to be implemented by 30 July 2008 by the issue of up to a maximum of 97,130,710 shares of the Company Resulting from the Merger with a par value of Euro 0.55 each, which will be offered to the holders of the above-mentioned options on the basis of the exchange ratio for Telecom Italia shareholders in the context of the merger, at a price of Euro 13.815 per option held;

c) a tranche of up to a maximum of Euro 84,158,927.60 for the exercise of the options already assigned by Telecom Italia under the "Piano di Stock Option 2001" stock-option plan, to be implemented by 30 April 2008 by the issue of up to a maximum of 153,016,232 shares with a par value of Euro 0.55 each, which will be offered to the holders of the above-mentioned options on the basis of the exchange ratio for Telecom Italia shareholders in the context of the merger, at a price of Euro 10.488 per option held;

d) a tranche of up to a maximum of Euro 30,600,889.00 for the exercise of the options already assigned by Telecom Italia under the "Piano di Stock Option Top 2002" stock-option plan, to be implemented by 28 February 2010 by the issue of up to a maximum

of 55,637,980 shares of the Company Resulting from the Merger with a par value of Euro 0.55 each, which will be offered to the holders of the above-mentioned options on the basis of the exchange ratio for Telecom Italia shareholders in the context of the merger, at a price of Euro 9.203 per option held;

e) a tranche of up to a maximum of Euro 71,805,763.70 for the exercise of the options already assigned by Telecom Italia in three distinct lots under the "Piano di Stock Option 2002" stock-option plan, to be implemented for the three lots by 31 March 2008, 31 March 2009 and 31 March 2010 respectively by the issue of up to a maximum total of 130,555,934 shares of the Company Resulting from the Merger with a par value of Euro 0.55 each, which will be offered to the holders of the above-mentioned options on the basis of the exchange ratio for Telecom Italia shareholders in the context of the merger, at a price for the three lots of Euro 9.665, Euro 7.952 and Euro 7.721 respectively per option held.

Article 6 will be reformulated and lay down the rules for the savings shares that will be issued by the Company Resulting from the Merger. These shares will entitle their holders to analogous preferential rights to those currently enjoyed by the holders of Telecom Italia savings shares. Provision will also be made, as announced, for the possibility for the preferred dividend established in the bylaws to be paid by means of the distribution of reserves (in accordance with the resolution that will be proposed to the Telecom Italia shareholders' meeting called to approve the merger plan).

As regards corporate governance, the bylaws of the Company Resulting from the Merger will provide for the appointment of a Board of Directors with not less than 7 and not more than 23 members, appointed by means of a slate mechanism taken over in large part from Telecom Italia's current bylaws.

Lastly, it needs to be underscored that Article of Telecom Italia's bylaws contains clauses that give the Minister for the Economy and Finance some special powers, to be exercised in agreement with the Minister for Productive Activities, in application of Article 2 of Law 474/1994, it should be noted that such powers include the right to veto the adoption of merger resolutions and amendments to the bylaws that would suppress or alter such powers, which were introduced into Telecom Italia's bylaws under a Prime Ministerial Decree of 21 March 1997 in the light of the sector of the company's operations (telecommunications) and with a view to its privatization.

At the end of the meeting of its Board of Directors on 11 March 2003, Telecom Italia requested the Minister for the Economy and Finance to indicate whether he intended to exercise the powers in question.

The Minister for the Economy and Finance subsequently informed Telecom Italia that he did not consider the conditions existed for the exercise of the power of veto with respect to the adoption by Telecom Italia's shareholders' meeting of the merger resolution. By contrast, as regards the question of the presence in the bylaws of the clauses giving the

special powers, the Minister for the Economy and Finance indicated that he considered it necessary to maintain the power of expressing a favourable opinion on the acquisition of major shareholdings in the company's capital and the power of veto as set out in the current bylaws of Telecom Italia.

The Minister for the Economy and Finance also stated that he had reached agreement with the Minister for Productive Activities on the indications regarding these questions.

With this premise, and pending the formalization of the measure best suited to the foregoing indications and any opinion the competent European Union authorities might express on the matter, the Minister for the Economy and Finance requested that the bylaws to be submitted to the shareholders' meetings of the companies participating in the merger conform with the indications set out above.

The amendments to the bylaws described above will come into force on the date that the Operation becomes effective, pursuant to Article 2504-*bis* of the Civil Code and the merger plan.

The amended text of the bylaws of the Company Resulting from the Merger, including the above-mentioned special powers, to be submitted to the shareholders' meetings of Olivetti and Telecom Italia for their approval is annexed to this Report.

10. Considerations of the Board of Directors concerning the potential recourse to the right of withdrawal

At the end of the Operation the Company Resulting from the Merger will adopt the corporate purpose of Telecom Italia. This innovation is necessary in order to reflect the major change in the business of Olivetti, which will be transformed from a holding company into an operational company with numerous administrative authorizations and franchises and operations in regulated markets, so that its corporate purpose must include the supply of the services for which such authorizations and franchises have been granted.

In particular, the adoption of the new corporate purpose for the Company Resulting from the Merger serves to permit it to maintain the licences currently held by Telecom Italia for the supply of telecommunications services to the public.

In fact Telecom Italia's activity consists essentially in the installation and operation of telecommunications equipment and in the supply of telecommunications services on the basis of individual licences and general authorizations issued under Presidential Decree 318/1997. Whereas the corporate purpose of Telecom Italia laid down in its bylaws provides expressly for all the activities referred to above, the corporate purpose of Olivetti only mentions "production and marketing in the field ... of telecommunications" and "services" as a merely secondary activity (without further specification).

The change in the corporate purpose is also intended to allow the Company Resulting from the Merger to engage in other activities covered by Telecom Italia's bylaws, such as advertising and publishing, which are not envisaged in Olivetti's current bylaws.

The adoption of Telecom Italia's corporate purpose means that the bylaws of the Company Resulting from the Merger will contain the requirement that holding equity investments should not be its principal activity, as it was for Olivetti. This formal change entails a substantial change in the risk profile associated with the investment since, as a consequence of the Operation, the Company Resulting from the Merger will no longer have the characteristics established by the Minister of the Treasury in implementing Article 113 of Legislative Decree 385/1993 to define the concept of "*engaging as the principal activity, without dealings with the public, in the acquisition of equity interests*".

Under Article 2437 of the Civil Code, the Olivetti shareholders who are contrary to the merger resolution and those who are absent may exercise the right of withdrawal.

The right of withdrawal may be exercised by shareholders entitled to do so by sending a registered letter that must reach Olivetti within 3 days of the date of the shareholders' meeting that approved the merger if sent by shareholders who were present at the meeting and contrary to the resolution or within 15 days of the filing of the resolution with the Company Register if sent by shareholders who were not present at the meeting. The date on which letters are received by Olivetti will count and not the date on which they were sent; it is therefore up to the shareholders contrary to the resolution to ensure compliance with the above-mentioned time limit since Olivetti takes no responsibility for transmission or delivery delays due to causes beyond its control.

For the purposes of legitimizing the exercise of the right of withdrawal, shareholders must also send Olivetti an appropriate certification, issued by an authorized intermediary pursuant to the provisions governing dematerialized financial instruments deposited with a central securities depository, attesting in particular the ownership of the company's shares from the date of the merger resolution. As provided for by the regulations in force, when certifications are issued the shares will be blocked by the intermediary in question until they are redeemed.

Olivetti will inform shareholders in good time, as laid down by law, regarding the procedure and time limits for exercising the right of withdrawal.

The amount due to Olivetti shareholders who exercise the right of withdrawal will be based on the price per share calculated as the mean of the official prices of the six months preceding the date of the merger resolution. For the purposes of the redemption, consideration will be given to the daily quotations of the Olivetti shares in the six calendar months preceding the date of the adoption of the merger resolution.

The Olivetti shareholders who exercise their right of withdrawal will be entitled to have their shares redeemed from the date on which the Operation becomes effective, with the consequent right to be paid interest at the legal rate from such date.

Accordingly, at the time the Operation becomes effective for civil law purposes and simultaneously with the exchange of shares for the Olivetti shareholders who did not exercise the right of withdrawal, Olivetti will redeem and cancel the shares of the shareholders who exercised the right of withdrawal, with the related payment expected to be made at the latest within 90 days of the date on which the Operation becomes effective.

The sums due to the shareholders who exercise the right of withdrawal will be taxable profit for any part exceeding the subscription or purchase price paid for the shares Olivetti cancels (Article 44(3) of the "Income Tax Code").

In the event that shareholders who are natural persons but not entrepreneurs or qualified shareholders are assigned reserves other than capital reserves, even if they were previously classified as share capital, the intermediary participating in the Monte Titoli S.p.A. central securities depository (or foreign central securities depositories participating therein) is required to apply the 12.50% tax in lieu of income tax pursuant to Article 27-*ter*, paragraph 1, of Presidential Decree 600/1973.

If, instead, the above-mentioned reserves were used to redeem non-residents, the tax in lieu of income would be 27%, without prejudice to the rate reduction provided for in double taxation agreements.

In the event that shareholders who are natural persons are qualified shareholders or, not being qualified shareholders, elect not to be subject to the tax in lieu of income referred to above, the taxable profit must be indicated in their tax returns for an amount equal to the difference between that redeemed and the subscription or purchase price for the shares Olivetti cancels and will be subject to personal income tax (Irpef) or separate taxation. At all events, for the part of the taxable profit determined in this way corresponding to the reserves, other than capital reserves, attributable to shareholders in relation to the shares cancelled, a tax credit on the dividends will be recognized up to the amount of the taxes referred to in Articles 105(1)(*a*) and 105(1)(*b*) of the "Income Tax Code".

Milan, 15 April 2003
On behalf of the Board of Directors of Olivetti S.p.A.

(in original signed by Olivetti's Legal Representative)

The meeting of ordinary shareholders of Olivetti S.p.A. (the Absorbing Company),

- having seen the plan for the merger of Telecom Italia S.p.A. into Olivetti S.p.A., entered respectively in the Turin Company Register and the Milan Company Register on April 22, 2003 and on April 18, 2003 (the Merger Plan);
- having examined the Directors' report on the merger operation (the Merger);
- having taken note of the balance sheets of the companies participating in the Merger, as shown in their draft financial statements for the year ended 31 December 2002;
- having taken note of the reports on the congruousness of the merger exchange ratio prepared by the auditing firms Deloitte & Touche Italia S.p.A. for Olivetti and Reconta Ernst & Young S.p.A. for Telecom Italia;
- having taken note of the timely filing of the documentation required under the applicable law;
- having taken note of the Board of Auditors' attestation that the present share capital is fully paid up;

resolves

1. to approve the Merger Plan and consequently to proceed — with the accounting and tax effects starting on 1 January of the year in which the Merger becomes effective in respect of third parties, as provided for in the Merger Plan — with the merger of Telecom Italia S.p.A. into Olivetti S.p.A. on the basis of the following exchange ratio:
   - 7 Olivetti ordinary shares with a par value of Euro 1 (one) for every Telecom Italia ordinary share with a par value of Euro 0.55 each;
   - 7 Olivetti savings shares with a par value of Euro 1 (one) for every Telecom Italia savings share with a par value of Euro 0.55 each;

   with the effectiveness of the whole operation subject (i) to the adoption by the shareholders' meeting of Telecom Italia of a like resolution and (ii) to the admission to listing on the MTA electronic share market operated by Borsa Italiana S.p.A. of the savings shares to be issued;

2. to withdraw and cancel the Olivetti shares with a par value of Euro 1 each (net of those for which the right of withdrawal has been exercised) and simultaneously to issue new ordinary and savings shares with a par value of Euro 0.55 each and regular dividend entitlement, in the number resulting from their assignment to Olivetti shareholders and Telecom Italia shareholders other than Olivetti in accordance with the following criteria:

   A. satisfaction of the exchange ratio between the economic values underlying the Olivetti and Telecom Italia shares by redistributing Olivetti's capital at the time of the implementation of the Merger, net of the Olivetti shares with a par value of Euro 1 (one) for which the right of withdrawal has been exercised, subsequent to the change in the par value of the shares of the Absorbing Company from Euro 1 to Euro 0.55, and thus by applying the following assignment ratios:
      - for every Olivetti share (with a par value of Euro 1) withdrawn and cancelled, assignment of "x" newly-issued ordinary shares of the Absorbing Company (with a par value of Euro 0.55 each);
      - for every Telecom Italia ordinary share (with a par value of Euro 0.55) withdrawn and cancelled, assignment of "7x" newly-issued ordinary shares of the Absorbing Company (with a par value of Euro 0.55 each);
      - for every Telecom Italia savings share (with a par value of Euro 0.55) withdrawn and cancelled, assignment of "7x" newly-issued savings shares of the Absorbing Company (with a par value of Euro 0.55 each);

      where the number "x" is the ratio between

- ✓ the total number of shares of the Absorbing Company with a par value of Euro 0.55 each to be redistributed and
- ✓ the sum of (i) the total number of Olivetti shares with a par value of Euro 1 outstanding (for which the right of withdrawal has not been exercised) at the time of the implementation of the Merger and (ii) 7 times the total number of Telecom Italia shares to be exchanged at the time of the implementation of the Merger;

B. assignment, if necessary, to all the holders of the Absorbing Company's ordinary and savings shares, in proportion to their respective holdings following the redistribution and therefore on the basis of the above-mentioned exchange ratio, of up to a maximum of 11,103,237,961 new shares, of the same class as the shares already assigned under the redistribution, with a par value of Euro 0.55 each (and thus up to a total maximum amount of Euro 6,106,780,879.10) until the share capital of the Absorbing Company reaches a total of Euro 8,845,537,520.05.

A service will be provided to shareholders to handle any fractions of shares, without prejudice to any rounding deriving from the aforesaid assignment operations;

3. to recalculate the remaining amount of the increase in capital already approved by the Extraordinary Shareholder's Meeting of 4 October 2000, for the part set aside for the exercise of the "Warrant Azioni Olivetti ex Tecnost 1999-2004" warrants, up to a maximum amount of Euro 56,992,575.20, by means of the issue of up to a maximum of 103,622,864 ordinary shares with a par value of Euro 0.55 each.

   A service will be provided to holders of the aforementioned warrants who exercise their subscription rights to handle any fractions of shares, without prejudice to any rounding deriving from the exercise of the warrants;

4. to increase the share capital as of the date on which the Merger becomes effective — by reiterating, updating and, where necessary, renewing earlier resolutions to increase the share capital adopted by Olivetti's Shareholders' Meeting and Board of Directors, insofar as they are still effective — by the following divisible amounts to take account of the assignment ratio for Olivetti shareholders in the context of the Merger:
   - (i) up to a maximum of Euro 492,726.30, by means of the issue of up to a maximum of 895,866 ordinary shares with a par value of Euro 0.55 each for the exercise of the "Piano triennale Stock Option 2002-2004" stock options, increase to be implemented by 15 December 2004;
   - (ii) up to a maximum of Euro 10,743,649.40, by means of the issue of up to a maximum of 19,533,908 ordinary shares with a par value of Euro 0.55 each for the exercise of the "Piano triennale Stock Option febbraio 2002-dicembre 2004" stock options, increase to be implemented by 31 December 2004;
   - (iii) up to a maximum of Euro 180,568,488.10, by means of the issue of up to a maximum of 328,306,342 ordinary shares with a par value of Euro 0.55 each to be reserved irrevocably and exclusively for the conversion of the "Olivetti 1,5% 2001-2004 convertibile con premio al rimborso" convertible bonds, on the basis of a conversion ratio equal to the assignment ratio established for the shareholders of Olivetti S.p.A. in the context of the merger of Telecom Italia S.p.A. into Olivetti S.p.A.;
   - (iv) up to a maximum of Euro 892,681,820.80, by means of the issue of up to a maximum of 1,623,057,856 ordinary shares with a par value of Euro 0.55 each to be reserved irrevocably and exclusively for the conversion of the "Olivetti 1,5% 2001-20010 convertibile con premio al rimborso" convertible bonds, on the basis of a conversion ratio equal to the assignment ratio established for the shareholders of Olivetti S.p.A. in the context of the merger of Telecom Italia S.p.A. into Olivetti S.p.A.

   A service will be provided to holders of the aforementioned securities who exercise their subscription/conversion rights to handle any fractions of shares, without prejudice to any rounding deriving from the exercise of the stock options and/or the conversion of the convertible bonds;

5. to increase the share capital as of the date on which the Merger becomes effective — for the outstanding stock option plans of Telecom Italia S.p.A., insofar as they are still effective, with account taken of the assignment ratio for Telecom Italia ordinary shareholders in the context of the Merger — by up to a maximum of Euro 261,956,575.10, by means of the issue of up to a maximum of 476,284,682 ordinary shares with a par value of Euro 0.55 each, divided into the following divisible tranches:
   (i) a tranche of up to a maximum of Euro 21,969,104.30 for the exercise of the "Piano di Stock Option 1999" stock options, increase to be implemented by 31 January 2005 by means of the issue of up to a maximum of 39,943,826 ordinary shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 6.79 per option held;
   (ii) a tranche of up to a maximum of Euro 53,421,890.50 for the exercise of the "Piano di Stock Option 2000" stock options, increase to be implemented by 30 July 2008 by means of the issue of up to a maximum of 97,130,710 ordinary shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 13.815 per option held;
   (iii) a tranche of up to a maximum of Euro 84,158,927.60 for the exercise of the "Piano di Stock Option 2001" stock options, increase to be implemented by 30 April 2008 by means of the issue of up to a maximum of 153,016,232 ordinary shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 10.488 per option held;
   (iv) a tranche of up to a maximum of Euro 30,600,889.00 for the exercise of the "Piano di Stock Option Top 2002" stock options, increase to be implemented by 28 February 2010 by means of the issue of up to a maximum of 55,637,980 ordinary shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 9.203 per option held;
   (v) a tranche of up to a maximum of Euro 71,805,763.70 for the exercise of the "Piano di Stock Option 2002" stock options, increase to be implemented by 31 March 2008 for the first lot, by 31 March 2009 for the second lot and by 31 March 2010 for the third lot by means of the issue of up to a maximum of 130,555,934 ordinary shares with a par value of Euro 0.55 each, to be subscribed for at a total price for the different options of respectively Euro 9.665, Euro 7.952 and Euro 7.721 per option held.

   A service will be provided to holders of the aforementioned options who exercise their subscription rights to handle any fractions of shares, without prejudice to any rounding deriving from the exercise of the stock options.

6. to adopt as of the date on which the Merger becomes effective the bylaws annexed to the Merger Plan (the Bylaws of the Absorbing Company), to be understood as referred to here in their entirety, in the version consistent with the indications of the competent governmental authorities regarding the special powers of the Minister for the Economy and Finance under Article 2(1) of Decree Law 332/1994, ratified with amendments by Law 474/1994;
7. to grant severally to the Legal Representatives the powers needed:
   (a) to complete all the formalities required for the resolutions adopted to obtain all the necessary authorizations, with the right to approve and introduce into such resolutions, the Merger Plan and the Bylaws of the Absorbing Company annexed thereto any amendments, additions or deletions that may be requested or suggested by administrative authorities and/or following the exercise of the special powers referred to in Article 5 of the bylaws of Telecom Italia S.p.A. or on the occasion of filings with the Company Register;
   (b) to draw up and sign, *inter alia* by having ad hoc recourse to attorneys or agents, in conformity with the resolution of point 1, the public merger instrument and every other assessment, supplement and amendment that should prove necessary or desirable, defining every agreement, condition, clause, time limit and procedure thereof in conformity with and in implementation of the Merger Plan;

(c) to complete and amend at the signing of the merger instrument the numbers contained in Article 5 of the Bylaws of the Absorbing Company on the basis of the final assignment ratios obtained in accordance with the criteria set out in point 2;
(d) to make, as and when necessary, the changes to Article 5 of the Bylaws of the Absorbing Company consequent on the implementation of the increases in capital referred to in points 2, 3 and 4, and to that end to complete all the formalities and publish all the notices required by law;
(e) to establish the timetable and procedures for carrying out the redistribution and assignment operations referred to in point 2;
(f) to do — *inter alia* by having ad hoc recourse to attorneys or agents — whatever else may be necessary for and conducive to the complete implementation of the foregoing resolutions, authorizing entries, transcriptions, annotations, amendments and corrections in public registers and every other competent seat.

Exhibit 1.4

BOARD OF DIRECTORS OF TELECOM ITALIA S.p.A.
MEETING OF 15 APRIL 2003

REPORT ON THE PLAN FOR THE MERGER OF TELECOM ITALIA S.p.A. INTO OLIVETTI S.p.A.

Milan, 15 April 2003

The following is an English translation of the official version in Italian language. In case of conflict, the Italian language version will prevail.

Contents

REPORT OF THE BOARD OF DIRECTORS OF TELECOM ITALIA S.P.A. ON THE PLAN FOR THE MERGER OF TELECOM ITALIA S.P.A. INTO OLIVETTI S.P.A. PURSUANT TO ARTICLE 2501-*QUATER* OF THE CIVIL CODE AND ARTICLE 70(2) OF CONSOB REGULATION 11971/1999 ON ISSUERS, AS AMENDED, IMPLEMENTING LEGISLATIVE DECREE 58/1998 (THE "CONSOLIDATED LAW").

Dear Shareholders,

In accordance with Article 2501 *quater* of the Civil Code and Article 70 of Consob Regulation 11971/1999 (the "**Regulation**"), we submit for your consideration and approval the plan (the "**Merger Plan**") for the merger (the "**Merger**" or the "**Operation**") of Telecom Italia S.p.A. ("**Telecom Italia**" or the "**Company to be Absorbed**") into Olivetti S.p.A. ("**Olivetti**" or the "**Absorbing Company**", or – once the Merger becomes effective – the "**Company Resulting from the Merger**"). The purpose of this report is to describe and justify the Merger Plan from the legal and economic standpoints, with particular regard to the exchange ratio.

1. Description of the Operation and the reasons therefor, with particular regard to the operating objectives of the companies participating in the merger and the programmes formulated for achieving them

1.1 Description of the persons involved

1.1.1 Telecom Italia S.p.A.: Telecom Italia is a company limited by shares with registered office at 2 Piazza Affari, Milan and headquarters at 4 Corso d'Italia, Rome, and a fully paid-up share capital of Euro 4,023,816,860.80 divided into 5,262,908,631 ordinary shares with a par value of Euro 0.55 each and 2,053,122,025 savings shares with a par value of Euro 0.55 each. The Company to be Absorbed is domiciled for tax purposes at its registered office, and its Milan Company Register Number and tax number is 00471850016.

1.1.2 Olivetti S.p.A.: Olivetti is a company limited by shares with registered office at 77 Via Jervis, Ivrea, a fully paid-up share capital of Euro 8,845,537,520 divided into 8,845,537,520 ordinary shares with a par value of Euro 1 each. The Absorbing Company is domiciled for tax purposes at its registered office, and its Ivrea Company Register number and tax number is 00488410010.

1.2 Description of the activities of Telecom Italia

1.2.1 The Telecom Italia Group is one of the largest international groups operating in the sector of telecommunications services and, more in general, information and communication technology. Its companies, leaders in fixed and mobile communications, the Internet and media, information technology and research offer integrated and innovative services in Italy and abroad. Its principal strength is its leadership in the domestic market in fixed and mobile telecommunications and Internet services. The companies of the Group have created broadband, fixed and mobile networks providing innovative services, complex solutions for ICT, multimedia messaging, solutions for mobile business, products for e-government and online banking.

1.2.2 Following the changes in top management during 2001 and the significant overhaul of corporate growth strategies with the formulation of the Business Plan for 2002-2004 (the "**Business Plan**"), in 2002 an overall restructuring was launched. In particular, organizational restructuring led to the formation of a completely renewed, compact and stable management team. During 2002 the responsibilities of the "Domestic Wireline" and "Information Technology" business units were revised in depth and a new "South America" business unit was established.

1.2.3 At Group level the so-called "professional families" were upgraded and strengthened with the establishment of a functional link between distinctive competences in the individual Telecom Italia Group companies and the analogous functions in the parent company so as **(i)** to ensure greater organizational effectiveness and the verification of resources, and **(ii)** to foster intra-Group mobility. In addition, new procedures were introduced for the approval and monitoring of investments and acquisitions, with the centralization of governance responsibilities.

1.2.4 The objectives of financial strengthening and industrial restructuring were achieved in accordance with the Business Plan. The results obtained with the gain in efficiency and the plan of disposals (which generated a net cash flow of Euro 4,771 million in 2002) were decisive in reducing the Group's debt from Euro 21,942 million at the end of 2001 to Euro 18,118 million at 31 December 2002. The proportion of debt with a maturity of more than one year rose from 64% at the end of 2001 to 75% at the end of 2002. The Group's structure was simplified, with the number of companies declining from 714 to 416.

1.2.5 Turning to business developments, 2002 brought a strengthening of Telecom Italia's leadership in the Italian market, obtained thanks to effective marketing and the focus on innovation.

1.2.6 In the field of mobile telephony, TIM S.p.A. ranks first among European operators in terms of the number of GSM lines on a single network and is the leader in Italy. In October TIM S.p.A. launched Brazil's first GSM service, which reached more than 80 cities throughout the country.

1.2.7 The following tables show selected income, balance sheet and financial data for the Telecom Italia Group and for Telecom Italia, drawn from the consolidated financial accounts for the 2002 fiscal year, Telecom Italia's draft financial statements for 2002 and its financial statements for 2001 and 2000.

Selected economic and financial data for the Telecom Italia Group and Telecom Italia

TELECOM ITALIA GROUP

(in millions of euros)	2002	2001	2000(*)	2000
Sales of goods and services	30,400	30,818	27,169	28,911
Gross operating margin	13,964	13,619	12,217	13,118
Operating result	7,381	6,674	6,440	6,805
Consolidated net income (loss) of the parent company	(322)	(2,068)	2,028	2,028
Consolidated shareholders' equity of the parent company	9,049	13,522	18,821	18,821
Consolidated net financial debt:	18,118	21,942	17,233	19,029
✓ medium/long-term	15,018	16,083	6,733	8,268
✓ short-term	3,100	5,859	10,500	10,761
Consolidated free cash flow from operations[1]	8,610	5,990	4,453	4,763

(*) Reconstructed by consolidating the Nortel Inversora group (Telecom Argentina) using the equity rather than the proportionate method.

[1] Operating result + Depreciation and amortization - Industrial investments - Change in working capital.

TELECOM ITALIA

(in millions of euros)	2002	2001	2000
Sales of goods and services	17,055	17,309	17,463
Gross operating margin	7,549	7,571	7,556
Operating result	4,045	3,983	3,595
Net income (loss)	(1,645)	151	2,559
Shareholders' equity	10,956	15,871	18,714
Net financial debt:	15,128	16,913	16,839
✓ medium/long-term	11,848	10,371	3,188
✓ short-term	3,280	6,542	13,651
Free cash flow from operations[1]	5,291	4,384	4,234

[1] Operating result + Depreciation and amortization - Industrial investments - Change in working capital.

1.3 Description of Olivetti's activities

1.3.1 Olivetti, in conformity with its current corporate purpose, is a company entered in the special section of the general register, kept by the Italian Foreign Exchange Office, of persons engaging "principally" in financial activities "without dealings with the public" pursuant to and for the effects of Articles 106 and 113 of Legislative Decree 385/1993.

1.3.2 Olivetti's principal equity interest is that held in Telecom Italia (54.9% of the ordinary capital) and, indirectly, in its subsidiaries. Olivetti is also present in business sectors such as office products and services and real estate, notably through its subsidiaries Olivetti Tecnost S.p.A. (information technology and communications products and services) and Olivetti Multiservice S.p.A. (services related to the real-estate sector).

1.3.3 The following tables show selected income, balance sheet and financial data for the Olivetti Group and for Olivetti, drawn from the consolidated financial statements for the 2002 fiscal year, Olivetti's draft financial statements for 2002 and its financial statements for 2001 and 2002, appropriately reclassified to make them consistent with those of Telecom Italia.

Selected economic and financial data for the Olivetti Group and Olivetti

OLIVETTI GROUP

(in millions of euros)	2002	2001	2000(*)	2000
Sales of goods and services	31,408	32,016	28,374	30,116
Gross operating margin	14,033	13,707	12,272	13,173
Operating result	6,016	5,338	5,112	5,477
Consolidated net income (loss) of the parent company	(773)	(3,090)	(940)	(940)
Consolidated shareholders' equity of the parent company	11,640	12,729	13,856	13,856
Consolidated net financial debt	33,399	38,362	35,728	37,524
✓ medium and long-term	33,309	37,042	25,622	27,157
✓ short-term	90	1,320	10,106	10,367

(*) Reconstructed by consolidating the Nortel Inversora group (Telecom Argentina) using the equity rather than the proportionate method.

OLIVETTI

(in millions of euros)	2002	2001	2000
Net income (loss)	(6,240)	(871)	870
Shareholders' equity	9,031	15,235	13,937
Net financial debt	15,195,	16,322	17,991
✓ medium and long-term	12.472	10.293	17.150
✓ short-term	2.723	6.029	841

1.4 Main legal aspects of the Operation

1.4.1 The proposed Operation envisages the merger of Telecom Italia into Olivetti pursuant to and for the effects of Article 2501 et seq. of the Civil Code. The Operation was approved, as regards its objectives and principal characteristics, by the Boards of Directors of the interested companies in their meetings on 11 March 2003.

On 13 March 2003 Olivetti published the notice provided for by Article 2503-*bis*, second paragraph, of the Civil Code. The time limit for exercising of conversion rights de jure expired on 13 April 2003. However, it is appropriate to point out that the holders of bonds convertible into Olivetti shares will able to exercise conversion rights in accordance with rules of these bond issues even after the expiration of the time limit indicated in Article 2503-*bis*, second paragraph, of the Civil Code, without prejudice to the periods of suspension of such rights envisaged by the issue rules.

1.4.2 The Merger will take place on the basis of the draft financial statements for the fiscal year ended 31 December 2002 of Olivetti and Telecom Italia (jointly the "**Companies Participating in the Merger**"), which were also adopted by the Boards of Directors of the Companies Participating in the Merger as statements of assets and liabilities under Article 2501-*ter* of the Civil Code (for each the "**Merger Statement of Assets and Liabilities**").

1.4.3 The Absorbing Company, as a consequence and at the conclusion of the Merger, will assume the name and corporate purpose of Telecom Italia. More in general, Olivetti will adopt new bylaws based on the current bylaws of Telecom Italia.

Concerning the amendment of the corporate purpose, premised that the extension of the corporate purpose to the performance of services in the telecommunications sector would by itself legitimate the right of withdrawal, it was nonetheless considered appropriate to take over Telecom Italia's corporate purpose in its entirety, in order to permit the Absorbing Company to operate in all the sectors in which Telecom Italia is currently present, with particular regard to the activities that Telecom Italia is authorized to engage in pursuant to administrative measures.

In this regard, the fee schedules of the individual licences issued to Telecom Italia provide that "the corporate purpose of the company must include activities in the telecommunications sector", which must refer to the provision of telecommunications services, as defined in Presidential Decree 318/1997, on the basis of which the licences were issued.

The inclusion of such activities in the corporate purpose of the licensee is among the elements evaluated for the grant of licences and, inasmuch as it responds to a specific prescription of the schedules accessory to such licences, must therefore be considered among the conditions for the preservation thereof by the successor Olivetti, whose corporate purpose does not currently provide for them.

As a consequence of the amendment of the corporate purpose within the context of the Merger, Olivetti shareholders who are absent or contrary to the resolutions approving the Operation will have the right to withdraw pursuant to and for the purposes of Article 2437 of the Civil Code (on the right to withdraw, see also Section 10 below).

The relative majority shareholder of Olivetti has already announced that it will not exercise its right of withdrawal.

1.4.4 In order to give the shareholders of Telecom Italia a possibility to disinvest within the context of the Operation, Olivetti has announced its intention of making a partial tender offer for ordinary and savings shares of Telecom Italia (the "**Offer**").

The consideration offered will be fixed on the basis of the weighted average of the official stock-market prices of the ordinary and savings shares of Telecom Italia in the period between 12 March 2003 and the date of the shareholders' meeting of the Absorbing Company called to approve the Merger Plan, plus a premium of 20%, but in no case will such consideration be (i) greater than Euro 8.40 per ordinary share and Euro 5.65 per savings share or (ii) lower than Euro 7 per ordinary share and Euro 4.70 per savings share.

The market has been informed that the number of shares to be tendered for will be decided after the time limit for exercising the right to withdraw under Article 2437 of the Civil Code has expired and, therefore, after the amount of the outlay to be incurred by Olivetti for the withdrawal rights actually exercised ("**Withdrawals**") has been ascertained. The maximum total amount to be allocated to the Offer will be Euro 9 billion, less the repayment for Withdrawals.

The Offer will be for the same percentage of ordinary shares and savings shares. If the resources allocated to the Offer for each of the two classes of shares (ordinary and savings) are not completely used for that class, they will be used for the other class. If the acceptances of the Offer by the holders of ordinary shares and savings shares were to exceed the quantity tendered for, they will be prorated with respect to each class.

On the basis of what Olivetti has indicated, if there were no Withdrawals and the Offer therefore had a maximum overall value of Euro 9,000,000,000:

(a) if made at the minimum price of Euro 7 per ordinary share and Euro 4.70 per savings share, the Offer would be for about 19.4% of the ordinary share capital and savings share capital respectively;

(b) if made at the maximum price of Euro 8.40 per ordinary share and Euro 5.65 per savings share, the Offer would be for about 16.1% of the ordinary share capital and savings share capital respectively.

The Offer will take place as soon as possible following the expiration of the time limit for the exercise of Withdrawals and will close before the merger instrument is signed. The Offer will cease to be effective in the event of failure to complete the procedure for filing the merger instrument with the Company Register within a given date, now tentatively envisaged to be 31 December 2003, without prejudice to the intention of the Companies Participating in the Merger to complete the formalities for the Merger in the shortest time possible, and specifically, as indicated in Subsection 1.4.8 below, by early August. The Offer will be evaluated by the Board of Directors of Telecom Italia pursuant to and for the purposes of Article 39 of the Regulation once the offer document has been received.

Since the Operation will result in Olivetti's absorbing a subsidiary, it will have as a consequence the cancellation of the equity interest held by Olivetti in Telecom Italia at the time the Merger becomes effective and the assignment to Telecom Italia ordinary or savings shareholders other than Olivetti of ordinary or savings shares and to Olivetti shareholders of ordinary shares issued by the Company Resulting from the Merger on the basis of the assignment ratios corresponding to the exchange ratio. This assignment will be made by Olivetti's capital at the completion of the Operation (see Section 4).

Olivetti will cancel all the Telecom Italia shares held at the time of the Merger. For the purposes of the annual financial statements, the difference between the carrying value of the cancelled Telecom Italia shares and the corresponding portion of shareholders' equity will be positive and will thus give rise to a "cancellation deficit". This deficit, whose size will also depend on the acceptances of the Offer, will be allocated to Telecom Italia assets (in particular, to the Tim shares held) and any difference recorded under the item "goodwill". Considering the procedure for the assignment of the shares of the Company Resulting from the Merger by means of the redistribution technique, it is reasonable to expect that a share exchange surplus will emerge.

1.4.5 For the share exchange, Olivetti will assign holders of Telecom Italia savings shares new savings shares with features identical to those of the shareholders currently issued by Telecom Italia. Among other things, the bylaws of the Company Resulting from the Merger will contain an article identical in content to that of the bylaws of Telecom Italia, including the possibility of satisfying the preferential rights of the holders of savings shares by distributing reserves, whose introduction in the bylaws of the Company to be Absorbed will be proposed at the shareholders' meeting called to approve the Merger Plan.

In the context of the Operation, and as an essential aspect thereof, the savings shares that will be issued by the Absorbing Company for the share exchange in favour of holders of Telecom Italia savings shares are to be listed on the stock exchange. The new Olivetti savings shares will have a par value of Euro 0.55 each, thus corresponding fully to the current savings shares of Telecom in this respect as well.

The Operation will therefore not give rise to any prejudice for the holders of savings shares. Consequently, lacking the preconditions referred to in Article 2376 of the Civil Code and Article 146 of the Consolidated Law, it will not be necessary to call the special meeting of such shareholders.

Considering that as a consequence of the share exchange and the specific manner in which it is to be carried out each holder of savings shares will be assigned a larger number of savings shares that that currently held, and that each of the new shares assigned by the Absorbing Company will have the same par value as a Telecom Italia savings share, there will be an increase in the total amount of dividends payable on a preferential basis to the holders of Telecom Italia savings shares at the date the Merger becomes effective.

This advantage in absolute terms, together with the above-mentioned possibility of satisfying the preferential right by distributing reserves, undoubtedly improves the position of the holders of Telecom Italia savings shares.

1.4.6 The Absorbing Company will succeed to all the legal relationships of Telecom Italia, including the concessions, licences and administrative authorizations granted thereto in accordance with the procedures established by the legislation in force. The Absorbing Company will also succeed to the relationships pertaining to Telecom Italia's bond issues and stock-option plans; to this end, the Absorbing Company will implement the capital increases for the purpose of such plans and will update the capital increases for the convertible bonds, stock-option plans and warrants issued by Olivetti with the necessary adjustments to take

account of the new par value of the Olivetti shares and the assignment procedure described in Section 4.

1.4.7 At the end of the Merger, the (ordinary and savings) shares of the Company Resulting from the Merger will be listed on Borsa Italiana's MTA electronic share market. Furthermore, it is expected that (1) the Company Resulting from the Merger will also succeed to Telecom Italia in being listed on the NYSE in the form of American Depositary Receipts (ADRs), and (ii) the Merger will not have consequences for the listing on the Frankfurt Stock Exchange of the ordinary shares of the Company Resulting from the Merger.

1.4.8 It is the intention of the Companies Participating in the Merger to complete the Operation in the shortest possible time. The Merger is expected to become effective in early August 2003.

1.5 Reasons for the Operation

1.5.1 The Operation is framed in the reorganization drive aimed at creating value for Telecom Italia shareholders, launched in July 2001 and carried out through an industrial and financial restructuring with positive results despite the crisis in the stock markets and the telecommunications sector.

1.5.2 The strategic objective of creating value for Telecom Italia shareholders involved the identification of a multiplicity of actions and initiatives. In particular, industrial restructuring and refocusing on the core business, completed earlier than had been announced to the financial community from September 2001 onwards and in line with the Business Plan, and carried out in part through the disposal of a number of non-strategic assets (such as the equity interests in Auna, Telemaco Immobiliare, Bouygues Decaux Telecom, Mobilkom Austria, Telekom Austria, Telespazio, Sogei and Lottomatica) led to:

- an improvement in the operating result, with the consolidated operating result rising by 10.6% to Euro 7.4 billion in the 2002 fiscal year, and

- a reduction in consolidated total net debt from Euro 21.9 billion at 31 December 2001 to Euro 18.1 million at 31 December 2002.

Meanwhile, Olivetti carried out a series of transactions to refinance its debt, with an improvement in the debt's conditions of maturity.

The completion of the above-mentioned industrial restructuring activities of the Telecom Italia Group, together with the improvement in Olivetti's financial situation, now makes it possible to take the further step of simplifying the Olivetti-Telecom Group's corporate structure, in accordance with the market's expectations, by merging Telecom Italia into Olivetti.

1.5.3 As a consequence of the Operation, Telecom Italia shareholders will be able to benefit fully from the enhancement in value deriving from the execution of the Business Plan.

Currently, Telecom Italia is majority controlled by Olivetti and the latter has a major shareholder- Olimpia S.p.A. - holding 28.54% of its share capital.

As a result of the Merger, Olivetti's controlling interest in Telecom Italia will be extinguished as a result of the cancellation of the shares, while Olimpia's interest in Olivetti will be diluted substantially.

Consequently, Telecom Italia shareholders, like Olivetti shareholders, will hold shares of a fully contestable company in which there will be no controlling shareholder. In this regard, it is to noted that the final size of Olimpia S.p.A.'s holding in the Company Resulting from the Merger will depend on a series of factors such as the number of Conversions (as defined below), the number of Olivetti warrants and Telecom Italia stock options exercised, the number of Withdrawals and the number of acceptances of the Offer (see also what is indicated in Subsection 7.3).

This will result in a more liquid security and, on the basis of experience, an enhanced possibility of it being appreciated by the market, to the benefit of all the shareholders.

1.5.4 At the same time, the Merger will create scope to improve tax efficiency, in compliance with the legislation in force, inter alia through the full and more rapid recovery within the Company Resulting from the Merger of Olivetti's tax assets (see Subsection 2.2.3, Point E).

1.5.5 The Operation as a whole will also make it possible to attain a more efficient financial structure, involving an increase in debt capital, whose net cost is lower than the cost of equity capital.

In connection with this aspect, it needs to be stressed that the increase in overall debt following the Merger involves reaching a level of debt **(i)** in line with or better than that of other companies of comparable size

operating in the sector in Europe, and (ii) consistent and compatible with Telecom Italia's set of activities and the prospective cash flows deriving from the execution of the Business Plan. According to the latter, debt is projected to decline with the utilization of the proceeds of the sales of other non-strategic assets. Furthermore, Telecom Italia will also benefit from the positive effects of unified debt management in terms of the lengthening of maturities and optimal correlation with corporate requirements.

1.5.6 Moreover, the Company Resulting from the Merger is expected to maintain a capacity to produce profits and adopt a dividend-distribution policy that will ensure Telecom Italia's current shareholders receive a total amount of dividends at least on a par with that currently received.

1.5.7 In conclusion, the Board of Directors considers the Merger an essential step so that the shareholders of Telecom Italia can reap, without constraints arising from control by another listed company such as Olivetti, all the benefits of a widely-held company operating in a strategic sector and with significant potential for value growth. The Business Plan and the clear direction adopted by the Board of Directors in terms of focusing on core business and constantly improving operational efficiency ensure a trajectory of value creation without dispersion of economic resources, assuming the macroeconomic environment remains unchanged.

1.6 Operating objectives and programmes to achieve them

1.6.1 The Companies Participating in the Merger have agreed on the operating objectives and the programmes to achieve them on the part of the Company Resulting from the Merger. These objectives are basically the same as those of Telecom Italia, adopted by the Board of Directors on 13 February 2003, which in turn confirm the guidelines and objectives of the Business Plan. With specific regard to Olivetti, it should be noted that Olivetti Tecnost is basically neutral in terms of its impact on the operating result.

However, the Operation will result in a Merger deficit (deriving from share cancellation) , any portion of which not classified as a Telecom Italia asset (specifically among equity interests) will be amortized over a period of 20 years. The updated financial projections take account of this additional portion of amortization.

1.6.2 The same projections consider the financial charges associated with Olivetti's present debt, as well as the effect of the tax asset connected with the value adjustments made in Olivetti's and Telecom Italia's draft

financial statements for 2002. In addition to the disposals already envisaged by the Business Plan (Telekom Austria, Operazioni Real Estate), the projections also include the receipts from the disposal of the company into which Seat Pagine Gialle S.p.A. ("**Seat Pagine Gialle**") is to be spun off.

1.6.3 Lastly, it is estimated that the cash flows from operations and disposals of the Company Resulting from the Merger will be able to sustain not only a reduction in debt but also a dividend distribution policy such as to ensure Telecom Italia's current shareholders a total dividend amount in line with that set out in the Business Plan, which expressly envisaged dividend policy remaining constant.

1.6.4 The following table summarizes the above considerations at consolidated level, from which the sustainability of the commitments entered into for the future appears evident.

Billions of euros	Olivetti 2002 consolidated financial statements	Consolidated objectives of the Company Resulting from the Merger (*) CAGR 2002-2005 ***
Sales of products and services	31.4	4 - 4.5%
Gross operating margin % of sales	14.0 44.6%	5 - 5.5%
Operating result % of sales	6.0 19.1%	8 - 8.5%
		Cumulative 2003-2005
Free Cash Flow	8.6	29
Net financial position	33.4**	34.3****

(*) Assuming zero Withdrawals, fully diluted.
(**) The net financial position does not take account of the forward purchase commitments (December 2005) in respect of Aldermanbury Investment Limited (formerly Chase Equities Limited), equal to Euro 2,417 million.
(***) The scope of the consolidation is the same.
(****) At 31 December 2004.

2. The values attributed to the Companies Participating in the Merger for the purpose of determining the Exchange Ratio

2.1 Objective of the valuation

2.1.1 The objective of the valuation in question is to establish the exchange ratio ("**Exchange Ratio**") on the basis of which the participation in the

Company Resulting from the Merger of the shareholders of Olivetti and Telecom Italia respectively will be determined.

The purpose of the valuation, therefore, is to value the two Companies Participating in the Merger in order to obtain significantly comparable values for the purpose of determining the Exchange Ratio with respect to the specific Operation in question, considering all the shareholders of the Companies Participating in the Merger as parties interested in the valuation and the Exchange Ratio.

To achieve this objective, the valuations for the purpose of determining the Exchange Ratio require the identification and application of valuation methods based on uniform criteria for the Companies Participating in the Merger.

Such valuations may therefore differ from other valuations made in different contexts or for different purposes, notably as regards the selection of the methods used.

2.1.2 The Board of Directors of Telecom Italia has reached its conclusions on the Exchange Ratio following a well-considered evaluation of the Companies Participating in the Merger, selecting from a multiplicity of valuation methods those generally considered most appropriate in the Merger in the light of the activities performed by the Absorbing Company and the Company to be Absorbed.

Furthermore, as suggested by theory and standard professional practice, the Board of Directors of Telecom Italia has compared the values attributed to the Companies Participating in the Merger on a going-concern basis.

The baseline accounting situation for the valuations performed is that resulting from the Merger Statements of Assets and Liabilities.

2.1.3 For the purpose of determining the Exchange Ratio, the Board of Directors of the Company to be Absorbed was assisted by Lazard and Goldman Sachs as independent financial advisors (the "**Advisors**").

It is to be noted that the Board of Directors of Olivetti was assisted by JP Morgan and by Professor Angelo Provasoli (who ascertained the consistency and appropriateness of the valuation methods adopted by JP Morgan for the Operation) as independent advisors.

2.1.4 The methods followed and the results obtained by the Board of Directors of Telecom Italia, with the support of the Advisors, are described in the following subsection.

2.2 Methods adopted and results obtained

2.2.1 Introduction

A. The Board of Directors of Telecom Italia, with the assistance of the Advisors, selected the valuation methods to be applied in the case in question taking into account:

a) the specific objectives of the valuations in connection with the Operation;

b) the nature of the activities performed by each of the Companies Participating in the Merger.

B. Concerning the first aspect, in selecting the valuation principles and methods, reference was made, as is considered proper and appropriate in every kind of valuation, to the purpose of the exercise and to the significant factors allowing the value of the object of valuation to be calculated. Given the objective of obtaining comparable values for the determination of the Exchange Ratio, valuation methods based on uniform criteria were adopted for both the Companies Participating in the Merger.

In the case in question, the Exchange Ratio was established on the basis of a comparison of the values of the Companies Participating in the Merger.

As reported above, these values were determined on a going-concern basis and can neither be considered to represent a separate valuation of the two Companies Participating in the Merger nor compared with any acquisition or disposal prices (which normally take account of majority premiums and minority discounts, if any). Nor do these values reflect strategic, operational and financial synergies expected from the Merger.

As indicated below, the Board of Directors utilized both the stock-market price method and the sum-of-parts method for the valuation of both of the Companies Participating in the Merger. In particular, for the purpose of establishing the Exchange Ratio, values determined on the basis of uniform methods were compared: the ratio between stock-market prices on the one hand and the ratio between fundamental values (sum-of-parts) on the

other. Consequently, in the circumstances it was considered that the Net Asset Value (NAV) method based on the current stock-market value of the equity interest in Telecom Italia could not be adopted. In a valuation to establish the Exchange Ratio carried out on the basis of a fundamental method, the latter must also be applied to Olivetti's equity interest in Telecom Italia. On the contrary, the application to Olivetti of a NAV based on the current stock-market value of the equity interest in Telecom Italia would lead to highly volatile results, mainly owing to Olivetti's financial leverage. Besides, the application of this method would imply referring to market values for only one of the Companies Participating in the Merger, which the Board of Directors considered methodologically inadmissible.

C. With regard to the second aspect, account was taken on the one hand of the various areas of the Telecom Italia Group's operations and, on the other, of the fact that the controlling interest in Telecom Italia held by Olivetti represents a significant component of the latter's balance sheet assets.

D. In the light of the above, the following methods were used to calculate the values of Olivetti and Telecom Italia, with equal level of significance for the purpose of the valuation procedure:

(i) stock-market prices ("**Stock-Market Prices**") as the principal method. In this regard, it is noted that where companies interested in a merger have shares listed in regulated securities markets, theory and professional practice suggest that account should be taken of the results derivable from the stock-market prices of the respective shares, averaged over appropriate periods of time. In the case in question, the stock-market prices are considered to be particularly significant, taking account of the high capitalization and liquidity of Telecom Italia and Olivetti;

(ii) the sum-of-parts ("**Sum-of-Parts**") method as a control. Under this method a company's value is calculated as the sum of the values of its separate units (taken as economic entities that can be valued independently) adjusted to take account of the company's financial position, minority interests and, where material, of other effects such as those of off-balance-sheet items and potential tax benefits.

In applying the valuation methods described, account was taken of the planned distribution of reserves by Telecom Italia of up to a maximum of Euro 1,333 million, whose proposal to the

shareholders' meeting called to consider the Merger Plan was approved by the Board of Directors on 11 March 2003. Since under the timetable of the Merger the share exchange is to take place after the payment of the dividend, the impact of the distribution of reserves on the values of the economic capital of the two Companies Participating in the Merger was taken into account in establishing the Exchange Ratio.

Finally, it should be stressed that in determining the Exchange Ratio an analysis was made of the reasonably foreseeable effects of the possible exercise of the right of withdrawal by Olivetti shareholders and it was considered that on the basis, inter alia, of the share prices in the significant period already elapsed the outcome of such Withdrawals will not be such as to render a change in the Exchange Ratio necessary; and this inasmuch as the withdrawal price can be reasonably expected to be lower than the value attributed to the shares of Olivetti for the purpose of the Merger under the valuation methods used.

E. The subsections that follow describe the methods and principles adopted in valuing the Companies Participating in the Merger both from the theoretical point of view and in terms of the main results.

2.2.2 Stock-market price method

A. The stock-market price method estimates the value of the capital on the basis of the stock-market prices recorded in a significant period concluding at a date close to that on which the estimation is performed. After the announcement of the Operation, the stock-market prices of Telecom Italia and Olivetti were influenced by the announcement. Hence, the prices following such announcement are not considered significant.

B. The stock-market price method is not applicable to Telecom Italia savings shares inasmuch as Olivetti savings shares do not exist today. For the savings shares, it was therefore assumed that the prices of the Olivetti savings shares would reflect a discount similar to that applied by the market to the Telecom Italia savings shares, as detailed in Subsection 2.2.4.

C. On the basis of the market data at 7 March 2003 (the last day of trading of the securities before the date of the board meetings that announced the Operation), it is found that:

a) both of the Companies Participating in the Merger have a large market capitalization and a significant and widely-distributed float;

b) as can be seen from the following table: (i) the daily volume of trading in Telecom Italia and Olivetti ordinary shares is high (around 1% of the float on average); and (ii) during the twelve months preceding the announcement of the Operation:

- trades of Olivetti shares amounted to around 240% of the share capital (excluding the portion held by Olimpia S.p.A.), for a value of Euro 16.9 billion;

- trades of Telecom Italia ordinary shares amounted to around 289% of the share capital represented by that class of shares (excluding the shares held by Olivetti), for a value of around Euro 54 billion.

Telecom Italia (ordinary shares)	Average volume ('000)	Cumulated volume ('000)	Average % of capital traded (*)	Cumulated % of capital traded (*)
Prices				
7 March 2003	42,131.3	42,131.3	1.8%	1.8%
Last week	38,225.3	191,126.4	1.6%	8.1%
Last month	28,994.8	579,895.0	1.2%	24.5%
Last 3 months	31,411.6	1,884,693.5	1.3%	79.5%
Last 6 months	30,126.5	3,765,810.3	1.3%	158.8%
Last year	27,073.7	6,849,656.0	1.1%	288.8%

Olivetti	Average volume ('000)	Cumulated volume ('000)	Average % of capital traded (*)	Cumulated % of capital traded (*)
Prices				
7 March 2003	90,695.9	90,695.9	1.0%	1.0%
Last week	86,240.0	431,200.0	1.4%	6.8%
Last month	59,319.6	1,186,392.2	0.9%	18.8%
Last 3 months	61,400.2	3,684,009.3	1.0%	58.3%
Last six months	61,220.3	7,652,538.4	1.0%	121.2%
Last year	59,851.9	15,142,528.8	1.0%	240.6%

(*) On the total number of shares held by the market.

Source: Datastream

c) both the Companies constitute a significant portion of the total capitalization of the Mibtel and MIB30 stock indices. At 24 March 2003 (for the MIB30 index) and 1 April 2003 (for the Mibtel index), according to data provided by Borsa Italiana:

- Olivetti made up 1.9% of the Mibtel index and 2.4% of the MIB30 index; and

- Telecom Italia made up 8.4% of the Mibtel index and 9.5% of the MIB30 index;

d) Telecom Italia's and Olivetti's floats are significantly split up among Italian and foreign institutional investors and Italian retail investors, none of whom is in a position to influence the price of the securities.

D. In order to mitigate the short-term fluctuations typical of the financial markets, in line with best valuation practice the analysis of the share prices was extended to the average figures recorded by the market in sufficiently large intervals of time.

Accordingly, the following were performed, among others:

a) analysis of the simple averages over a time span extending up to the 12 preceding months;

b) analysis of the volume-weighted averages over a time span extending up to the 12 preceding months;

c) analysis of 1, 3, 6 and 12 month moving averages;

d) adjustment of the value of Telecom Italia shares to take account of the planned distribution of the dividend for 2002.

E. From the analysis of the historical price movements, the 1, 3, 6 and 12-month averages were identified as those falling within a corridor of constant valuations, as can be seen from the following table.

Market prices	Stock-market value		Value for the purpose of the share exchange		Ratio*
	TI (€)	Oli (€)	TI post-div (€)	Oli (€)	
Weighted averages					
7 March 2003	5.9	0.86	5.7	0.86	6.7
1 month	6.5	0.91	6.3	0.91	7.0
3 months	7.0	0.99	6.8	0.99	6.9
6 months	7.4	1.02	7.2	1.02	7.1
12 months	7.8	1.11	7.6	1.11	6.9
Arithmetic averages					
7 March 2003	5.9	0.86	5.7	0.86	6.7
1 month	6.6	0.91	6.4	0.91	7.0
3 months	7.0	0.99	6.9	0.99	7.0
6 months	7.4	1.01	7.2	1.01	7.1
12 months	7.9	1.11	7.7	1.11	6.9
Maximum and minimum prices					
Maximum price in the last 12 months	9.7	1.47	9.5	1.47	6.5
Minimum prices in the last 12 months	5.9	0.84	5.7	0.84	6.8

Source: Datastream

* Differences are due to rounding.

F. The results shown above are also confirmed when the time horizon of the analysis is extended to 18 months.

2.2.3 Sum-of-Parts method

A. Under the Sum-of-Parts method, the value of Telecom Italia and Olivetti is calculated as the sum of the values of the individual units of each company, taken as economic entities that can valued independently. Such sum is suitably adjusted to take account of the financial position and minority interests for each of the Companies Participating in the Merger and, where material, of other effects, including those of any off-balance-sheet items and potential tax benefits.

B. Given the significant incidence on Olivetti's balance sheet assets of its controlling interest in Telecom Italia, the valuation procedure concentrated mainly on estimating Telecom Italia's economic capital, which was also the key factor in determining that of Olivetti.

In view of the complexity of the corporate structure of the Group and the many areas in which it operates, the individual assets were valued using the methods, among those commonly employed for valuation purposes, deemed most appropriate to each specific situation. In particular, the principal assets, such as fixed and mobile telephony, were valued using the discounted cash flow ("DCF") method.

The remaining assets and liabilities were valued on a case-by-case basis mainly with reference to their book or market value, in view of their limited importance in the overall valuation of Telecom Italia.

The DCF method was applied by discounting operating cash flows gross of any component of a financial nature (Free cash Flows or "FCF"). Under this method the value of a company is equal to the sum of the following components:

- operating cash flows that the company will be able to generate in the future, discounted at a rate representing the weighted average cost of capital;

- net financial position and minority interests, which in the case in question were calculated with reference to 31 December 2002.

The DCF method was applied to determine the fundamental value for financial investors and reflects the following assumptions and approaches:

- the Weighted Average Cost of Capital (WAAC") was calculated on a capital structure in line with the current one;

- the growth rates used for the financial projections beyond the horizon of Telecom Italia's Business Plan and for the calculation of the terminal value reflect growth prospects consistent with the relevant market benchmarks.

C. In applying the DCF method, reference was made to the cash flows from operations for the main activities based on the economic and financial plans drawn up by Telecom Italia's management. These are briefly described in what follows.

Fixed telephony

The economic and financial projections in this field were constructed starting from the market and economic and financial results achieved in 2002. For the years 2003-2005 they reflect the company's strategic operating and financial objectives within a market scenario that refers basically to the Italian fixed telephony market.

The projections were developed assuming little change in the regulatory framework, which is reflected in the movements expected in the prices for access, interconnection and rented lines. In particular, consideration was given to the introduction of the network cap for access and interconnection, while for rented lines the financial projections reflect a continuation of the present downward trend of prices in the period 2003-2005.

In a retail market characterized (i) by a decline **in the value of voice traffic** at an annual rate of 2.3%, as a result of **small increases in volumes** and **falling prices**, and (ii) in increase in sales in the Internet, data transmission and high value-added services segments, the "Domestic Wireline" business unit is expected to maintain the present level of revenues, with an average compound annual growth rate estimated at 0% - 0.5% in the period 2002-2005.

With revenues performing as described above, the EBITDA is forecast to grow at an annual rate of 2% - 2.5% until 2005, with an objective for the margin on sales of more than 49%. These results stem from the strategy of focusing on the core business, product innovation and a policy aimed at enhancing efficiency and lowering production costs.

The high levels of profitability and of the generation of cash flow from operations will also benefit from capital spending on the order of Euro 6.2 billion in the period 2003-2005, of which about 80% will be on the development of innovative products and services.

The following table summarizes the financial objectives of the "Domestic Wireline" business unit, which consists principally of Telecom Italia's activity in the field of fixed telephony.

	2002 (billions of euros)	CAGR 2002 - 2005 (%)
Revenues	17.0	0%- 0.5%
EBITDA	8.0	2% - 2.5%
Operating result	4.7	4.5% - 5%
		Cumulative 2003 - 2005 (billions of euros)
Capital spending	2.5	6.2

Mobile telephony (TIM)

In this field consideration was given to market data and the results for the year 2002, together with economic and financial projections based on the TIM group's strategic objectives, with a distinction made between activities in Italy and abroad.

As regards the domestic market for mobile telephony, it is estimated that its value will have risen to 1.5% of GDP in 2005 and that the level of penetration will reach 100% in 2004. The level of profitability is expected to remain high in the European context.

The main source of the creation of value will be Value Added Services (VAS), which are expected to record a compound annual growth rate of around 30% in the period 2002-2005, with an objective for their contribution to Average Revenue Per User (ARPU) of 18%-22% in 2005, **compared with 9% in 2002**. Capital spending to sustain the growth of VAS in the domestic market is expected to increase from 28% of all capital spending on mobile telephony in 2003 to 35% in 2005.

Business abroad is expected to account for a rising proportion of mobile telephony revenues. In Brazil, which will be the main area of international expansion, it is estimated that the penetration of mobile telephony will rise from 19% in 2002 to 26% in 2005 and that over the same period the Group's market share will grow from 16% to 26%, with the objective of increasing users to 12.5 million, of which 9.9 million on the GSM network; this growth will be sustained by capital spending on the order of Euro 1.1 billion in the period 2003-2005.

The following table summarizes the results achieved in 2002 and the main economic and financial objectives for the period 2003-2005.

	2002 (billions of euros)	CAGR 2002 - 2005 (%)
Revenues	10.9	7% - 8%
EBITDA	5.0	8% - 9%
		Cumulative 2003 - 2005 (billions of euros)
Capital spending	1.7	5.6

Seat Pagine Gialle

In this case consideration was again given to market data and the results for the year 2002; reference was also made to a macro-economic scenario with moderate growth in GDP and advertising in the main target markets (Italy and the United Kingdom).

In particular, Seat Pagine Gialle's strategy focuses on the search for further efficiency gains and aggressive action to expand its business, in order to generate continuous and growing cash flows.

This growth in business will come from a strengthening of the Directories sector through the integration of the different platforms (phone, paper and the Internet) and the application of this model in foreign markets, starting with the United Kingdom.

As regards Internet business, a rapid growth in revenues is envisaged, at an annual rate of between 17% and 21% in the period 2002-2005.

The estimates underlying Seat Pagine Gialle's financial projections are summarized in the following table.

	2002 (billions of euros)	CAGR 2002 - 2005 (%)
Revenues	2.0	6% - 8%
EBITDA	0.6	11% - 13%
Operating result	0.2	27% - 29%
		Cumulative 2003 - 2005 (billions of euros)
Capital spending	0.1	0.3

D. The financial projections for the activities analyzed above provided the basis for the estimates of operating cash flows in the forecasting period considered and of the residual value at the end of that period ("Terminal Value").

For the estimation of the Terminal Value, theory and professional practice proposes two alternatives:

- the value corresponding to the capitalization of the normalized operating cash flow (or the present value of the operating cash flows expected for the period subsequent to the time horizon of the explicit projection), which can be estimated as follows:

$$VT = \frac{FCFn}{(WACC - g)}$$

where:

VT = Terminal Value;
FCFn = Normalized operating cash flow;
g = Assumed perpetual growth rate;
WACC = Weighted Average Cost of Capital;

or,

- the value calculated on the basis of a multiple of EBITDA of the last year of the projection period considered.

Since the cash flows in question will be used to remunerate all the persons contributing capital, in discounting it is necessary to use a rate representing the cost of all the financial resources utilized by the company. This rate is identified as the Weighted Average Cost of Capital (WACC) and is calculated with reference to a capital structure in line with that of the company to be valued, as follows:

$$WACC = Kd\,(1 - t)\,\frac{D}{D + E} + Ke\,\frac{E}{D + E}$$

where:

Kd = Cost of debt capital;
Ke = Cost of equity capital;
D = Debt capital;

E	= Equity capital;
t	= Tax rate.

In particular, the prevailing practice is to calculate the cost of equity capital on the basis of the Capital Asset Pricing Model (CAPM), defined by the following formula:

$$Ke = Rf + Beta \times (Rm - Rf)$$

where:

Rf	= rate of return on risk-free investments;
Beta	= correlation coefficient between a share's effective rate of return and the overall market rate of return;
Rm	= overall market rate of return;
(Rm - Rf)	= premium required by the market with respect to the rate of return on risk-free investments.

The principle underlying this method rests on the hypothesis that in a liquid and efficient market investors determine the required rate of return only considering the degree of systematic (or market) risk of the investment, expressed by the relation between the variation in the price of the specific share and the variation in the market (Beta). The specific risk of the investment (the share) is not considered, since it can be eliminated by the investor through appropriate diversification of investments.

E. In the light of the above, in the case in question reference was made to the operating cash flows for the individual units as shown by the economic and financial plans prepared by Telecom Italia. The Terminal Value was calculated using both a perpetual growth rate of the FCF and a multiple of EBITDA consistent with the results produced by comparable listed companies for the different sectors of reference.

The "normal" rate of return on riskless investments in the Italian market was used for the risk-free rate. Beta was calculated on the basis of the most appropriate market data, taking account of the financial structure of the activities being valued. The most recent valuation practice was followed for the risk premium required by the market.

For Olivetti, which has the structure of a holding company whose assets consist principally of the equity interest in Telecom Italia, the Sum-of-Parts method was applied by valuing such equity interest according to the procedures described earlier and valuing

the remaining assets and liabilities principally at book or market value, in view of their limited importance in the overall valuation.

In the valuation of Telecom Italia and Olivetti account was also taken of the tax assets generated by value adjustments to the controlling interests held respectively by Telecom Italia in Seat Pagine Gialle and by Olivetti in Telecom Italia for the part that the Companies Participating in the Merger will effectively be able to use – independently of the completion of the Operation – on the basis of the taxable income they are forecast to make on their own.

From the sum of the values of the assets and the tax asset, calculated as described above, was subtracted the value of the net financial position at 31 December 2002, adjusted (i) for Telecom Italia, for the effect of the dividend to be distributed from reserves (June 2003) and (ii) for Olivetti, for the pro forma effect of the conversion of the 1.5% 2001-2010 convertible bonds, consistently with the fully-diluted method, which assumes the conversion into ordinary shares.

F. With reference to the Sum-of-Parts method, with the assistance of the Advisors the Board of Directors of Telecom Italia has identified the following values per ordinary share:

SUM-OF-PARTS METHOD			
	Telecom Italia	Olivetti	Ratio
Value per ordinary share (in euros)	8.8	1.27	6.9

The results obtained applying the Sum-of-Parts method confirm the relative values found with the stock-market price method.

2.2.4 Savings shares

For savings shares, inasmuch as shares of this class issued by Olivetti do not exist today, it was assumed, inter alia considering the preferential rights that Olivetti saving shares will have, that their prices reflected a discount similar to that applied by the market to Telecom Italia savings shares, and it was therefore considered appropriate to adopt the same Exchange Ratio as for ordinary shares.

It is a generally accepted principle, in fact, that other procedures for dividing the value of the capital between ordinary shares and savings

shares would introduce discretionary elements into the valuation unsupported by any objective evidence.

Moreover, it appears unlikely that the discount of the savings shares of the Company Resulting from the Merger with respect to the ordinary shares will be significantly different from that of the Telecom Italia savings shares before the Operation. This view is based on consideration of effects of opposite sign: on the one hand, the increase in the overall dividend premium in absolute terms would suggest a reduction in the discount; on the other hand, the possibly greater rise in the price of the ordinary shares as a result of the Company Resulting from the Merger not being controlled anymore by another entity would suggest an increase.

2.2.5 Main problems

In performing the valuations to determine the Exchange Ratio, the Board of Directors of Telecom Italia encountered the following main problems:

(i) Possible further asset sales during 2003: at present it is not possible to foretell precisely the outcome of the planned disposal of the new company that will be created as a result of the spin-off of Seat Pagine Gialle. At all events, in view of the limited importance of the equity interest in Seat Pagine Gialle in the overall value of Telecom Italia, the disposal is not expected to require changes in the Exchange Ratio;

(ii) taxation: the valuation was made on the basis of current tax law and therefore did not take into account the tax reform now being prepared, whose effects are difficult to quantify today;

(iii) valuation of savings shares: no Olivetti savings shares exist today. To avoid introducing discretionary elements into the analysis unsupported by objective evidence, in the absence of historical data to which to refer for Olivetti, reference consideration was given only to the price differential between Telecom ordinary and savings shares.

The Board of Directors has also carefully considered, with the help of the Advisors, the arguments put forward by some institutional investors regarding the application of the NAV method to Olivetti, as a holding company whose most important asset is the holding in Telecom Italia. Although recognizing the complexity of the question, the Board of Directors has come to the conclusion that, given the purpose of the valuation and the need to adopt uniform criteria for both the Companies Participating in the Merger, it is correct to value Olivetti using the same

methods as those adopted to determine the value of Telecom Italia (Stock-Market Prices and Sum of Parts).

3. Conclusions

3.1 Determination of the Exchange Ratio

3.1.1 In the light of the valuations made with the aid of their respective Advisors, the Boards of Directors of Telecom Italia and Olivetti have defined and agreed the relative values of the Companies Participating in the Merger for the purpose of determining the Exchange Ratio.

3.1.2 The exchange ratios derived by applying the methods used by the Board of Directors of Telecom Italia are summarized below:

METHOD	EXCHANGE RATIO
Stock-market price method	
- 7 March 2003	6.7
Weighted averages:	
- 1 Month	7.0
- 3 Months	6.9
- 6 Months	7.1
- 12 Months	6.9
Sum-of-Parts method	6.9

3.1.3 These conclusions were compared with those reached by the Board of Directors of Olivetti with the assistance of its financial advisor, JP Morgan. At the end of the comparison, the Exchange Ratio indicated below was established.

3.2 Exchange Ratio

3.2.1 On the basis of the valuations of the Companies Participating in the Merger described above, the following so-called "natural" Exchange Ratio was established", corresponding to the exchange ratio that would have been applied without redistribution but through the issue of new shares for the purpose of the exchange:

- 7 Olivetti shares (ordinary and savings respectively) with a par value of Euro 1 each for every Telecom Italia ordinary share or savings share with a par value of Euro 0.55 each.

3.2.2 No cash consideration is envisaged.

4. Procedure for assigning the shares of the Company Resulting from the Merger and the entitlement date of the shares

4.1 Procedure for carrying out the share exchange

4.1.1 In view of the interest in maintaining a flexible capital structure of a size suitable for corporate activities and with a view to limiting the effects of the Operation on the future remuneration of the shares, it was considered advisable to leave the nominal capital of Olivetti basically unchanged at the conclusion of the Operation inasmuch as the absolute increase in the nominal capital by means of the issue of as many new shares as would be needed to satisfy the Exchange Ratio of all the Telecom Italia shares to be exchanged would have led, under the accounting rules in force, on the one hand, to an increase in the shareholders' equity consisting of capital with a consequent significant (exchange) merger deficit subject to amortization, obviously to the detriment of the remuneration of shares in future years, and, on the other, to a capital structure characterized by the nearly total prevalence of items not available for distribution.

4.1.2 Considering the adequacy of Olivetti's share capital (in relation also to the overall size of the debt when this is measured against the cash generating capacity of the Company Resulting from the Merger, both in absolute terms and relative to the main European competitors), it is proposed that the share exchange be carried out primarily by redistributing Olivetti's capital, with recourse to the issue of new shares only insofar as this proves necessary to maintain the share capital at the level currently subscribed.

4.1.3 The redistribution technique, which has also been used on previous occasions in important mergers involving listed companies, consists in dividing the share capital of the absorbing company and hence the shares composing it (in an equal, larger or smaller number than that existing, depending on whether the intention is to hold the par value of each share unchanged, decrease it or increase it) among the shareholders of the absorbing company and those of the absorbed company, according to what was referred to above as the "natural" Exchange Ratio between the shares.

Obviously, the redistribution takes the share capital of the absorbing company at the time the merger is implemented as the baseline. In the case in question, the share capital of Olivetti at the time the Merger is implemented may vary from the current figure of Euro 8,845,537,520: (i) increasing as a consequence of the conversion of the "Olivetti 1,5%

2001-2004 convertibile con premio al rimborso" and "Olivetti 1,5% 2001-2010 convertibile con premio al rimborso" convertible bonds, the exercise of the "Warrant azioni ordinarie Olivetti ex Tecnost 1999-2004" Olivetti warrants and the exercise of all the Olivetti stock options ("**Conversions**") and (ii) decreasing as a consequence of Withdrawals. The Absorbing Company's capital "to be "redistributed" will therefore be the algebraic sum of the subscribed capital at the time the Merger Plan is approved and the subsequent variations up to the implementation of the Merger.

4.1.4 Given the extreme cases of the total exercise of Conversions and no Withdrawals on the one hand and no Conversions and the exercise of the right to withdraw by all the Olivetti minority shareholders except Olimpia on the other, at the time the Merger is implemented, Olivetti's share capital can vary between a maximum of Euro 11,926,697,278 and a minimum of Euro 2,738,756,641.

Since it is assumed that the post-Merger share capital must not be less than the current figure of Euro 8,845,537,520, in the event that the decreasing effect of Withdrawals outweighs the increasing effect of Conversions so that the share capital at the time the Merger is implemented is less than such amount, the redistribution of the share capital will be accompanied by a simultaneous capital increase for the purpose of the Merger to bring the share capital up to the above-mentioned minimum figure, apart from roundings serving to eliminate any resulting fractions of shares.

4.1.5 In the light of the method and principles described above, the share capital will be fixed and the share exchange carried out according to the following rules:

A) Olivetti will fix the nominal value of its shares – in the amount resulting after Conversions on the one hand and Withdrawals on the other – at Euro 0.55 (equal to the par value of Telecom Italia shares), in place of the current par value of Euro 1. Consequently, Olivetti's share capital will be divided into a larger number of shares. Such shares will be divided into ordinary shares and savings shares.

B) The new ordinary and savings shares with a par value of Euro 0.55 each making up the share capital at the time of the Merger of Olivetti will be redistributed, respectively, to the holders of Olivetti and Telecom Italia ordinary shares and the holders of Telecom Italia savings shares according to assignment ratios reflecting, with reference to the actual number of shares to be redistributed, the "natural" Exchange Ratio specified above of 7 Olivetti ordinary or savings shares for every Telecom Italia

ordinary or savings share. It should be noted in this respect that the Telecom Italia shares to be exchanged in the context of the redistribution with shares of the Company Resulting from the Merger with a new par value of Euro 0.55 each will naturally be the Telecom Italian shares held by persons other than Olivetti and Telecom Italia. The number of shares of the Company to be Absorbed held by minority shareholders and actually to be exchanged will therefore vary, depending on the outcome of the Offer that Olivetti may make after the shareholders' meeting called to approve the Merger and before the latter's completion.

More precisely, where:

No. OLI Euro 1 shares denotes the number of Euro 1 Olivetti shares resulting after Conversions and Withdrawals;

No. OLI Euro 0.55 shares denotes the number of new shares of the Company Resulting from the Merger with a par value of Euro 0.55 each actually to be redistributed following the operation referred to at point A;

No. T.I. shares denotes the number of Telecom Italia shares held by minority shareholders that must be exchanged;

(1) the holders of Olivetti ordinary shares will be assigned, for every share held, a number of ordinary shares of the Company Resulting from the Merger equal to:

$$\frac{\textbf{No. OLI Euro 0.55 shares}}{\textbf{No. OLI Euro 1 shares + (No. T.I. shares X 7)}}$$

(2) the holders of Telecom Italia ordinary and savings shares will be assigned, for every ordinary or savings share held, a number of ordinary or savings shares of the Company Resulting from the Merger equal to:

seven times the number of shares assigned to Olivetti shareholders for every share held by the latter

C) Assuming the extreme case in which all the Conversions were carried out, all the shares reserved for the Telecom Italia stock-option plans were issued, no Withdrawals occurred and none of the holders of Telecom Italia ordinary and savings shares accepted the Offer, the redistribution would involve 21,684,904,142 shares of the Company Resulting from the Merger with a par value of Euro 0.55 each and the Telecom Italia shares to be exchanged would total 4,459,575,170 (taking account of Olivetti's holding in the capital of Telecom Italia and of the latter's holding of own shares at the date of this Report). In such case, applying the formula above would give the following assignment ratios:

   (i) 0.502620 new ordinary shares of the Company Resulting from the Merger with a par value of Euro 0.55 each for every Olivetti ordinary share with a par value of Euro 1 held at the date at which the Merger becomes effective and for which the right of withdrawal has not been exercised;

   (ii) 3.518341 new ordinary or savings shares of the Company Resulting from the Merger for every Telecom Italia ordinary or savings share, respectively, held at the date at which the Merger becomes effective by minority shareholders other than Olivetti and Telecom Italia itself.

D) In the light of the above, since the variables represented by Conversions, the exercise of Telecom Italia stock options, Withdrawals and acceptances of the Offer can only be quantified exactly at the time the Merger is implemented, it is evident that the assignment ratio for the purpose of redistribution can be established precisely only at the time the Merger becomes effective.

E) At all events, at the end of the Operation the ratio between the shares assigned to Olivetti shareholders and those assigned Telecom Italia shareholders will exactly reflect the "natural" Exchange Ratio (1/7) determined above.

F) As already indicated, if at the time the Merger is implemented the Absorbing Company's share capital is less than the current figure of Euro 8,845,537,520 because the decreasing effect of Withdrawals outweighs the increasing effect of Conversions, the redistribution of the share capital just described will be accompanied by the

simultaneous issue of up to a maximum of 11,103,237,962 new ordinary and saving shares of the Company Resulting from the Merger with a par value of Euro 0.55 each for the purpose of the share exchange, against the transfer to capital of the portion of Telecom Italia's shareholders' equity belonging to minority interests. These additional shares will be assigned to all the shareholders of both the Absorbing Company and the Company to be Absorbed in proportion to their respective shareholdings obtained by applying the assignment ratios indicated at Point B).

G) Thus, even in the event of such an occurrence, at the end of the Operation the ratio between the shares assigned to Olivetti shareholders and those assigned to Telecom Italia shareholders will exactly reflect the "natural" Exchange Ratio (1/7) determined above.

The foregoing is without prejudice to roundings made necessary by the exchange transactions. Olivetti International has announced that it stands ready to renounce such number of shares or fractions of shares as will be necessary to close out the operation.

H) As part of the procedure for assigning the shares of the Company Resulting from the Merger, a service will be provided to the minority shareholders of both Olivetti and Telecom Italia, through authorized intermediaries, to round the number of newly-issued shares owned down or up to nearest whole number, at market prices and at no cost in terms of expenses, stamp duty or commissions. In the event that the Olivetti shares held do not entitle the holder to receive, in accordance with the assignment mechanism, even one newly-issued Olivetti share at the end of the Operation, maintenance of the position of shareholder in the Absorbing Company will be ensured by Olivetti International S.A. making available to such persons, free of charge, one share of the Company Resulting from the Merger.

I) The newly-issued shares to be utilized for the share exchange will be assigned to those entitled by the respective authorized intermediaries participating in Monte Titoli S.p.A. at the date the Operation becomes effective. It will be possible to exchange Olivetti and Telecom shares which have not been dematerialized only by delivering them to an authorized intermediary for dematerialized book-entry in the central securities system.

J) Special notices, published in at least three newspapers with a national circulation (of which one must be a financial newspaper), will promptly announce the amount of the capital of the Company Resulting from the Merger at the time of the Merger as a result of the quantification of the variables involved in the Operation (Conversions, the exercise of Telecom Italia stock options, Withdrawals, acceptances of the Offer), the exact assignment ratio in the overall and final measure resulting from the outcome of the supplementary assignment described at Point F, if any, and the detailed instructions on how to carry out the share exchange and to trade or obtain fractional rights as provided for at Point H).

4.2 Date on which the Merger becomes effective

4.2.1 Pursuant to Articles 2504-*bis*, last paragraph, and 2501-*bis*, first paragraph, point 5, of the Civil Code, the newly-issued shares of the Company Resulting from the Merger will have regular dividend rights.

4.2.2 Pursuant to Article 2504-*bis*, second paragraph, of the Civil Code, the effects of the Merger, except for those referred to in Article 2501-*bis*, points 5 and 6, of the Civil Code, will become effective starting on the date of the last filing of the merger instrument, or from such later date as may be specified in that instrument.

Consequently, on that date the Absorbing Company will assume all the assets, rights and obligations of the Company to be Absorbed, including, but not limited to, all the tangible and intangible assets, expropriation procedures, licences, authorizations, concessions, public service franchises, plant, machinery, equipment, motor vehicles and in general movable goods entered in public registers, patents, intellectual property, securities, current account assets and liabilities, loans, bond issues, equity investments, insurance policies, labour contracts and every other contractual instrument.

5. Date on which transactions are to be recorded in the Absorbing Company's accounts

5.1.1 In accordance with the combined effects of Articles 2504-*bis*, last paragraph, and 2501-*bis*, point 6, of the Civil Code and Article 123(7) of Presidential Decree 917/1986, and in conformity with Point 6 of the Merger Plan, the transactions of the Absorbed Company will be recorded in the accounts of the Absorbing Company starting from 1 January of the year in which the Operation becomes effective and thus, according to the planned timetable, from 1 January 2003, for income tax purposes as well.

6. Tax effects of the Operation on the Absorbing Company's accounts

6.1. Direct taxes: regime of the Companies Participating in the Merger

6.1.1 For income tax purposes, pursuant to Article 123 of the Income Tax Code approved with Presidential Decree 917/1986 and to Article 27(1) of Law 724/1994, mergers are neutral and therefore do not consitute a realization or distribution of capital gains or losses in respect of the assets of the merged companies, including inventories and goodwill. In particular, with regard to the position of the Absorbing Company, it is to be noted that in principle merger differences are not included in income and are totally immaterial for tax purposes.

However, pursuant to Article 6(1) of Legislative Decree 358/1997 it is possible that the larger values stated in the accounts of the Absorbing Company as a consequence of the recording of cancellation or share exchange deficits may be recognized for tax purposes upon application thereto of the tax in lieu of income tax at the rate of 19%. Furthermore, pursuant to Article 6(2) of the same decree, such larger values stated in the accounts as a consequence of the recording of the cancellation deficit are considered to be recognized for tax purposes without any tax liability (that is, without application of the above-mentioned tax in lieu of income tax) if and to the extent that the equity interests cancelled have resulted in the previous holders paying tax on the capital gains, net of the related capital losses and writedown.

6.1.2 Pursuant to Article 123(4) of Presidential Decree 917/1986, Olivetti will reconstitute:

- the reserves with tax deferred in the latest financial statements of Telecom Italia;

- the reserves subject to tax if they are distributed (Article 123(4), second sentence) up to the amount of any share exchange surplus.

6.1.3 From the date on which the Merger becomes effective, Olivetti will succeed to Telecom Italia's obligations and rights relating to income tax. Since the Operation is to be retroactive to 1 January of the year in which the Operation becomes effective for accounting and tax purposes, there is no separate tax period between the closing date of the last fiscal year of the Company to be Absorbed and the date on which the Merger becomes effective.

6.2. Tax regime for the shareholders

6.2.1 For the shareholders, the exchange of the shares held in the Company to be Absorbed does not constitute a sale of such securities since it simply involves replacing the securities of the Company to be Absorbed (which will be cancelled as a result of the Merger) with securities of the Absorbing Company. Consequently, the cost of the equity investment in the Company to be Absorbed will be transferred to the shares issued by the received Absorbing Company received in exchange.

6.3. Indirect tax regime

6.3.1 For the purposes of indirect taxes, the Merger is a transaction excluded from the scope of V.A.T. pursuant to Article 2(3)(f) of Presidential Decree 633/1972, whereby transfers of assets in connection with corporate mergers are not considered sales material for V.A.T. purposes. Consequently, the merger instrument is subject to a registration fee of Euro 129.11 pursuant to Article 4(b) of the first part of the fee schedule annexed to Presidential Decree 131/1986.

7. Forecasts of the composition of the shareholders of the Company Resulting from the Merger

7.1 Telecom Italia shareholders

7.1.1 According to the company share register, supplemented by communications received and available information, at the date of this Report the following shareholders hold an interest of more than 2% in the capital represented by ordinary shares of the Company to be Absorbed:

	NUMBER OF ORDINARY SHARES HELD	% OF ORDINARY SHARE CAPITAL
Olivetti S.p.A.	2,891,656,682	54.94%

7.2 Olivetti shareholders

7.2.1 According to the company share register, supplemented by communications received and available information, the following shareholders hold an interest of than 2% of the capital represented by ordinary shares of the Absorbing Company:

	NUMBER OF ORDINARY SHARES HELD	% OF ORDINARY SHARE CAPITAL
Olimpia S.p.A.	2,524,127,813	28.54%
Caisse des Depots et Consignations	389,200,000	4.40%
Assicurazioni Generali S.p.A.	334,842,996	3.79%
Olivetti International S.A.	211,931,328	2.40%
Mediobanca S.p.A.	210,723,954	2.38%

* Investment held via CDC Ixis Capital Market.
** Investment held through subsidiaries.
*** Subsidiary of Olivetti S.p.A. Under Article 2359-*bis* of the Civil Code, the voting rights of the shares held by Olivetti International S.A. may not be exercised.

7.3 Effects of the Merger on the composition of shareholders

7.3.1 As already mentioned the shareholder structure of the Company Resulting from the Merger depends on the number of Conversions and Withdrawals and consequently on the sum devoted to the Offer and the number of acceptances thereof. The following table shows the foreseeable composition of shareholders with holdings of more than 2% in the Company Resulting from the Merger on the assumption: (i) that there are no Conversions (apart from those deriving from applications received by 31 March 2003, which are not yet reflected in Olivetti's share capital filed with the Company Register but are considered in this analysis) and that no Telecom Italia stock options have been exercised; (ii) that 25% of the shareholders other than Olimpia S.p.A. withdraw at a price taken to be equal to Euro 1 (which is in line with the average of the official prices recorded from 26 November 2002 up to today), giving a total outlay of about Euro 1,527 million; and (iii) that the Offer is made at prices between the minimum and maximum prices for the Telecom Italia ordinary and savings shares (i.e. Euro 7.7 per ordinary share and Euro 5.175 per savings share), giving a total outlay of Euro 7,473 million, so that the Offer covers about 14.6% of the ordinary and savings shares in the event of full acceptance.

	NUMBER OF ORDINARY SHARES HELD	% OF ORDINARY SHARE CAPITAL
Olimpia S.p.A.	1,336,092,044	13.65%
Caisse des Depots et Consignations	296,014,537	2.10%

* Investment held via CDC Ixis Capital Market.

It is foreseeable that no single shareholder will have control of the Company Resulting from the Merger, which, as mentioned earlier, will be fully contestable.

8. Effects of the merger on shareholders agreements (Article 122 of Legislative Decree 58/1998) regarding the shares of the Companies Participating in the Merger

The participants in the shareholders agreements falling within the scope of Article 122 of Legislative Decree 58/1998 for the Companies Participating in the Merger have not sent any notifications concerning possible effects of the Merger on such agreements.

9. Changes to bylaws

9.1 Olivetti's bylaws and changes deriving from the Merger

9.1.1 For the purpose of the Merger, Olivetti will amend its bylaws, basically adopting the current bylaws of Telecom Italia. In particular:

(i) Olivetti will change its name to "Telecom Italia S.p.A." and adopt Telecom Italia's current corporate purpose in its entirety;

(ii) the article of the bylaws concerning the share capital will incorporate the changes concerning the number, par value and class of the shares into which the share capital of the Company Resulting from the Merger will be divided as a result of the Merger on the basis of the assignment procedure described in Section 4. In particular, account is taken of the change in the par value of the shares from Euro 1 to Euro 0.55 and the amount of the capital increases already approved by Olivetti for the purpose of the convertible bond issues, stock-option plans and warrants consequently adjusted, with account also taken of the Exchange Ratio and assignment procedure described in Section 4. Lastly, the amendments are included that are necessary to ensure the assumption by the Company Resulting from the Merger of the commitments under the stock-option plans of the Company to be Absorbed, for the part still applicable. Section 9.12 illustrates the provisions that will be included in the article of the bylaws concerning the share capital with reference to the capital increases for the stock-option plans of the Company to be Absorbed;

(iii) a specific article will concern the savings shares that will be assigned to the holders of Telecom Italia savings shares on the basis of the exchange ratio and assignment procedure described

earlier. In accordance with Article 145 of the Consolidated Law, this article will specify the substance of the preferential rights attaching to the savings shares issued for the purpose of the exchange, the related conditions, limits and procedures for the exercise thereof and describe the legal treatment of this class of shares in the event of the delisting of the ordinary or savings shares of the Company Resulting from the Merger. The preferential rights of the savings shares to be issued in exchange will be the same as those of the Telecom Italia savings shares, including the possibility of satisfying the rights attaching to them by distributing reserves, whose introduction in the Telecom Italia bylaws will be proposed at the shareholders' meeting called to consider the Merger Plan.

9.1.2 As regards the clauses of Telecom Italia's bylaws that give the Minister for the Economy and Finance some special powers, to be exercised in agreement with the Minister for Productive Activities, in application of Article 2 of Law 474/1994, it should be noted that such powers include the right to veto the adoption of merger resolutions and amendments to the bylaws that would suppress or alter such powers, which were introduced into Telecom Italia's bylaws under a Prime Ministerial Decree of 21 March 1997 in the light of the sector of the company's operations (telecommunications) and with a view to its privatization.

At the end of the meeting of its Board of Directors on 11 March 2003, Telecom Italia requested the Minister for the Economy and Finance to indicate whether he intended to exercise the powers in question.

The Minister for the Economy and Finance subsequently informed Telecom Italia that he did not consider the conditions existed for the exercise of the power of veto with respect to the adoption by Telecom Italia's shareholders' meeting of the merger resolution. By contrast, as regards the question of the presence in the bylaws of the clauses giving the special powers, the Minister for the Economy and Finance indicated that he considered it necessary to maintain the power of expressing a favourable opinion on the acquisition of major shareholdings in the company's capital and the power of veto as set out in the current bylaws of Telecom Italia.

The Minister for the Economy and Finance also stated that he had reached agreement with the Minister for Productive Activities on the indications regarding these questions.

With this premise, and pending the formalization of the measure best suited to the foregoing indications and any opinion the competent Community authorities might express on the matter, the Minister for the

Economy and Finance requested that the bylaws to be submitted to the shareholders' meetings of the Companies Participating in the Merger conform with the indications set out above.

9.1.3 The shareholders' meeting of the Absorbing Company called to approve the Merger Plan will be required, in relation to what was just said, not only to update the resolutions adopted to increase the capital for the exercise of the rights attaching to the "Warrant azioni ordinarie Olivetti ex Tecnost 1999-2004" warrants and the "Olivetti 1,5% 2001-2004 convertibile con premio al rimborso" and "Olivetti 1,5% 2001-2010 convertibile con premio al rimborso" convertible bonds and for the exercise of the Olivetti stock options, but also to approve increases in capital for the stock options issued by Telecom Italia that have not yet been exercised.

To this end, the Company Resulting from the Merger will approve corresponding increases in capital permitting the issue in relation to such stock options of a number of shares updated in accordance with the Exchange Ratio and the assignment ratio provided for in the Merger Plan, while the exercise price of the option with respect to the total number of shares updated as indicated above will remain unchanged. In other words, the owner of Telecom Italia stock options will maintain the right to subscribe, at the price already fixed, not for the original number of Telecom Italia shares but the larger number established on the basis of the assignment ratio as defined in Section 4.

In this case as well it will only be possible to calculate the exact numbers of shares that can be subscribed when the final assignment ratio is established at the time of the merger.

More precisely, with reference to Telecom Italia's stock options, the Absorbing Company will approve an increase in capital divided into the following tranches, all of which will be variable up to a maximum amount:

1. a tranche for the exercise of the 8,471,500 options already assigned by the Company to be Absorbed under the "Piano di Stock Option 1999" stock-option plan, to be implemented not later than 31 January 2005 by the issue of ordinary shares with a par value of Euro 0.55 each, which will be reserved for the holders of the above-mentioned options on the basis of the assignment ratio envisaged for the shareholders of the Company to be Absorbed in the Merger, at a price of Euro 6.79 for each option held;

2. a tranche for the exercise of the 20,600,000 options already assigned by the Company to be Absorbed under the "Piano di

Stock Option 2000" stock-option plan, to be implemented not later than 30 July 2008 by the issue of ordinary shares with a par value of Euro 0.55 each, which will be reserved for the holders of the above-mentioned options on the basis of the assignment ratio envisaged for the shareholders of the Company to be Absorbed in the Merger, at a price of Euro 13.815 for each option held;

3. a tranche for the exercise of the 32,452,500 options already assigned by the Company to be Absorbed under the "Piano di Stock Option 2001" stock-option plan, to be implemented not later than 30 April 2008 by the issue of ordinary shares with a par value of Euro 0.55 each, which will be reserved for the holders of the above-mentioned options on the basis of the assignment ratio envisaged for the shareholders of the Company to be Absorbed in the Merger, at a price of Euro 10.488 for each option held;

4. a tranche for the exercise of the 11,800,000 options already assigned by the Company to be Absorbed under the "Piano di Stock Option Top 2002" stock-option plan, to be implemented not later than 28 February 2010 by the issue of ordinary shares with a par value of Euro 0.55 each, which will be reserved for the holders of the above-mentioned options on the basis of the assignment ratio envisaged for the shareholders of the Company to be Absorbed in the Merger, at a price of Euro 9.203 for each option held;

5. a tranche for the exercise of the 27,689,000 options already assigned by the Company to be Absorbed in three distinct lots under the "Piano di Stock Option 2002" stock-option plan, to be implemented not later for the three lots than 31 March 2008, 31 March 2009 and 31 March 2010 respectively by the issue of ordinary shares with a par value of Euro 0.55 each, which will be reserved for the holders of the above-mentioned options on the basis of the assignment ratio envisaged for the shareholders of the Company to be Absorbed in the Merger, at a price for the three lots of Euro 9.665, Euro 7.952 and Euro 7.721 respectively for each option held.

9.1.4 As mentioned earlier, the amendment of the Absorbing Company's corporate purpose is necessary in order to allow the Company Resulting from the Merger to continue all the activities currently performed by Telecom Italia, and particularly those performed on the basis of specific administrative measures.

In another respect, it is necessary to clarify that at the completion of the Merger the Company resulting from the Merger will be able to engage in

other activities, such as *"[...] publishing [and] advertising [...]"*, which are not envisaged by Olivetti's current corporate purpose.

Again with a view to not prejudicing the succession by the Company Resulting from the Merger to the activities of Telecom Italia, and especially to those performed on the basis of specific administrative measures, it was considered advisable to include in the corporate purpose the provision that *"the acquisition [...] of equity interests in other companies or enterprises engaged in activities falling within the scope of the corporate purpose or related, complementary or similar thereto [...]"* may be performed *"provided it is not the Company's principal activity"*. Consequently, Olivetti will cease to be a holding company and will become a company operating principally in the sector of telecommunications services.

10. Evaluation of recourse to the right of withdrawal (Article 131 of Consolidated Law and Article 2437 of the Civil Code) for Telecom Italia shareholders

10.1 Evaluation on the basis of Article 131 of the Consolidated Law

10.1.1 The Absorbing Company is listed, inter alia, on Borsa Italiana's MTA electronic share market and will remain so at the completion of the Merger. Moreover, provision has been made for the Operation to be subject to the listing of the savings shares to be offered in exchange to holders of Telecom Italia savings shares at the date the Merger becomes effective.

Thus, there are no legal grounds for the exercise of the right of withdrawal provided for by Article 131 of the Consolidated Law.

10.2 Evaluation on the basis of Article 2437 of the Civil Code

10.2.1 As explained earlier, as a result of the Merger Olivetti will change its corporate purpose by adopting the current corporate purpose of Telecom Italia.

10.2.2 Consequently, Telecom Italia shareholders will not be entitled to exercise the right of withdrawal provided for by Article 2437 of the Civil Code. By contrast, this right can be exercised by the Olivetti shareholders who are absent or contrary to the approval of the Merger Plan. More precisely, Olivetti shareholders who vote against the plan in the shareholders' meeting will be able to exercise the right of withdrawal within 3 days of the date of the meeting, while those absent will be able

to exercise it within 15 days of the date the resolution is filed with the Company Register. Withdrawal will be exercisable only by those who are Olivetti shareholders at the date on which the Olivetti shareholders' meeting approves the Merger Plan.

* * * * *

Milan, 15 April 2003

TELECOM ITALIA S.p.A.

For the Board of Directors

The meeting of ordinary shareholders of Telecom Italia S.p.A.,

- having seen the plan for the merger of Telecom Italia S.p.A. into Olivetti S.p.A., entered respectively in the Turin Company Register and the Milan Company Register on April 18 and 22, 2003 (the Merger Plan);
- having examined the Directors' report on the merger operation (the Merger);
- having taken note of the balance sheets of the companies participating in the Merger, as shown in their draft financial statements for the year ended 31 December 2002;
- having taken note of the reports on the congruousness of the merger exchange ratio prepared by the auditing firms Deloitte & Touche Italia S.p.A. for Olivetti and Reconta Ernst & Young S.p.A. for Telecom Italia;
- having taken note of the timely filing of the documentation required under the applicable law;

resolves

1. to approve the Merger Plan and consequently to proceed - with the accounting and tax effects starting on 1 January of the year in which the Merger becomes effective in respect of third parties, as provided for in the Merger Plan - with the merger of Telecom Italia S.p.A. into Olivetti S.p.A. (the Absorbing Company) on the basis of the following exchange ratio:
    - 7 Olivetti ordinary shares with a par value of Euro 1 (one) for every Telecom Italia ordinary share with a par value of Euro 0.55 each;
    - 7 Olivetti savings shares with a par value of Euro 1 (one) for every Telecom Italia savings share with a par value of Euro 0.55 each;

    with the effectiveness of the whole operation subject (i) to the adoption by the shareholders' meeting of Olivetti of a like resolution and (ii) to the admission to listing on the MTA electronic share market operated by Borsa Italiana S.p.A. of the savings shares to be issued by the Absorbing Company, taking note that the Olivetti shares with a par value of Euro 1 each (net of those for which the right of withdrawal has been exercised) will be withdrawn and that new ordinary and savings shares will be issued with a par value of Euro 0.55 each and regular dividend entitlement, in the number resulting from their assignment to Olivetti shareholders and Telecom Italia shareholders other than Olivetti in accordance with the following criteria:

    A. satisfaction of the exchange ratio between the economic values underlying the Olivetti and Telecom Italia shares by redistributing Olivetti's capital at the time of the implementation of the Merger, net of the Olivetti shares with a par value of Euro 1 (one) for which the right of withdrawal has been exercised, subsequent to the change in the par

value of the shares of the Absorbing Company from Euro 1 to Euro 0.55, and thus by applying the following assignment ratios:

- for every Olivetti share (with a par value of Euro 1) withdrawn and cancelled, assignment of "x" newly-issued ordinary shares of the Absorbing Company (with a par value of Euro 0.55 each);
- for every Telecom Italia ordinary share (with a par value of Euro 0.55) withdrawn and cancelled, assignment of "7x" newly-issued ordinary shares of the Absorbing Company (with a par value of Euro 0.55 each);
- for every Telecom Italia savings share (with a par value of Euro 0.55) withdrawn and cancelled, assignment of "7x" newly-issued savings shares of the Absorbing Company (with a par value of Euro 0.55 each);

where the number "x" is the ratio between

✓ the total number of shares of the Absorbing Company with a par value of Euro 0.55 each to be redistributed and

✓ the sum of (i) the total number of Olivetti shares with a par value of Euro 1 outstanding (for which the right of withdrawal has not been exercised) at the time of the implementation of the Merger and (ii) 7 times the total number of Telecom Italia shares to be exchanged at the time of the implementation of the Merger;

B. assignment, if necessary, to all the holders of the Absorbing Company's ordinary and savings shares, in proportion to their respective holdings following the redistribution and therefore on the basis of the above-mentioned exchange ratio, of up to a maximum of 11,103,237,961 new shares, of the same class as the shares already assigned under the redistribution, with a par value of Euro 0.55 each (and thus up to a total maximum amount of Euro 6,106,780,879.10) until the share capital of the Absorbing Company reaches a total of Euro 8,845,537,520.05.

A service will be provided to shareholders to handle any fractions of shares, without prejudice to any rounding deriving from the aforesaid assignment operations;

2. to grant severally to the Chairman, the Deputy Chairman and each of the Managing Directors the powers needed:

(a) to complete all the formalities required for the resolutions adopted to obtain all the necessary authorizations, with the right to approve and introduce into such resolutions, the Merger Plan and the Bylaws of the Absorbing Company annexed thereto any amendments, additions or deletions that may be requested or suggested by administrative authorities and/or following the exercise of the special powers referred to in Article 5 of the bylaws of Telecom Italia S.p.A. or on the occasion of filings with the Company Register;

(b) to draw up and sign, *inter alia* by having ad hoc recourse to attorneys or agents, in conformity with the resolution of point 1, the public merger instrument, defining every agreement, condition, clause, time limit and procedure thereof in conformity with and in implementation of the Merger Plan;

(c) to do - *inter alia* by having ad hoc recourse to attorneys or agents - whatever else may be necessary for and conducive to the complete implementation of the foregoing resolutions, authorizing entries, transcriptions, annotations, amendments and corrections in public registers and every other competent seat.

Exhibit 1.5

OLIVETTI S.p.A.

2002 ANNUAL REPORT

olivetti

JJ 00130

Contents

Page


JJ 00131

olivetti

Olivetti S.p.A. – Registered Office: Via Jervis 77, Ivrea, Italy
Share Capital 8,845,522,868 Euros fully paid
Registered on the Turin Companies Register no. 00488410010

Board of Directors

Chairman
ANTONIO TESONE

Deputy Chairman and Chief Executive Officer
MARCO TRONCHETTI PROVERA

Deputy Chairman
GILBERTO BENETTON

Chief Executive Officer
CARLO BUORA

Directors
LORENZO CAPRIO
GIORGIO CIRLA
PIER LUIGI FABRIZI
CESARE GERONZI
GIANNI MION
GIAMPIETRO NATTINO
PAOLA PIERRI (*)
ALBERTO PIRELLI
CARLO ALESSANDRO PURI NEGRI
GIAN CARLO ROCCO DI TORREPADULA (**)
DARIO TREVISAN
ALBERTO VARISCO

Secretary to the Board
PIERA ROSIELLO

Board of Statutory Auditors

Chairman
ANGELO FORNASARI

Standing Auditors
VITTORIO BENNANI
FRANCO CARAMANTI

Alternate Auditors
SERGIO LODI
MASSIMO NUTI

Chief Operating Officer
CORRADO ARIAUDO (***)

Independent Auditors
Reconta Emst & Young S.p.A.

Powers delegated to the company officers

Powers delegated to the company officers are illustrated in the section on Corporate Governance in the Directors' Report on Operations

(*) co-opted by the Board of Directors on 7 November 2002
(**) co-opted by the Board of Directors on 5 September 2002
(***) resigned with effect from 31 December 2002

Directors' Report on Operations

EVOLUTION OF THE OLIVETTI GROUP IN 2002

2002 opened with the presentation by the Olivetti/Telecom Italia Group of the 2002-2004 Strategic Plan, which was approved by the Board of Directors on 13 February 2002.
The guidelines for the three-year period 2002-2004 are a stronger focus on core businesses, development of market leadership positions through a customer-oriented strategy, enhancement of the products and services portfolio by leveraging Group assets and investing in technological innovation, competencies and skills.
Financial strategy goals through 2004 are strong cash generation and a sharp reduction in debt, while maintaining the Telecom Italia dividend policy and without penalising investments. Investments for the three years will amount to approximately 16 billion euros, and be divided between wireline and mobile network services, with specific attention to innovation: X-DSL, data services, fibre and, a top priority, development of broadband services for the wireline network; GPRS, UMTS, VAS on the mobile network.

During 2002 the Group pursued the targets set in the 2002-2004 industrial plan, in part by continuing the disposals programme introduced in the last quarter of 2001 to strengthen the focus on core businesses and improve the Group's financial position. This programme, which also envisages a select number of acquisitions, enabled the Group to reach the target set by the Plan of disposals for 5 billion euros a year earlier than expected:

- in February Olivetti and Finsiel accepted the public tender offer on Lottomatica launched by Tyche S.p.A. (De Agostini Group) on 23 November 2001 and tendered a combined stake of 34% of share capital to raise proceeds totalling 391 million euros; Tim International sold its equity investment in BDT (19.61%), the parent company of French operator Bouygues Télécom, raising proceeds of 750 million euros;
- in July Finsiel closed the sale of Sogei to the Fiscal Policies Department of the Ministry of the Economy and Finance, which had an impact of 176 million euros on the Telecom Italia Group's net financial indebtedness;
- August saw the closing of the sale of the Telecom Italia Group's equity investment in AUNA to Endesa, Union Fenosa and Banco Santander Central Hispano, which had originally been scheduled for December. The transaction raised proceeds of 1,998 million euros for the Telecom Italia Group and contributed 1,033 million euros to the Telecom Italia Group's consolidated net earnings. Also in August, the Telecom Italia Group closed the sale of Telemaco Immobiliare to Mirtus, a company indirectly held by the US property fund Whitehall, promoted by the Goldman Sachs Group, generating proceeds of 192 million euros and a net capital gain of 64 million euros; additionally, Telecom Italia signed an agreement with Finmeccanica for the sale of Telespazio (which was subsequently executed in November), with a positive impact on Telecom Italia Group debt of 239 million euros and a consolidated net capital gain of 36 million euros;
- in October, Telecom Italia reached an agreement with News Corporation to create a single Italian pay-TV company (a single platform) through the merger of Stream and Tele+; also in October TIM closed the preliminary contract signed on 7 August with the shareholders of Blu S.p.A. for the purchase of 100% of Blu, which was subsequently merged in TIM S.p.A. with effect from 23 December 2002. The final price was 83 million euros;

- in November Telecom Italia International N.V. organised a placement of 75 million shares of Telekom Austria AG stock (representing 15% of capital). As a result of this operation, the Telecom Italia Group's stake in Telekom Austria decreased from 29.78% to 14.78%. Also in November, Telecom Italia sold its equity investment in IMMSI to the "Omniapartecipazioni" company for 68 million euros;
- in December Telecom Italia signed an agreement with Accenture for the sale of 100% of TE.SS – Tele Pay Roll Services, which handles payroll operations for the Telecom Italia Group. The selling price was approximately 10 million euros. Also in December Telecom Italia accepted an offer from PTT Serbia for the purchase of 29% of Telekom Srbija for 195 million euros, equivalent to the book value in Telecom Italia International, and spun off the "International Wholesale Services" business unit to the Telecom Italia Sparkle company (ex TMI - Telemedia International Italia), to which it also transferred its equity investments in PAN European Backbone and Telecom Italia of North America.

A key event in the disposals programme in 2002 was "Project Tiglio", a frame agreement between the Pirelli and Olivetti-Telecom Italia Groups for the integration and enhancement of the real-estate assets and property services providers of the companies involved in the project. Under the agreement, buildings, land and personnel involved in asset management were transferred by Olivetti, Telecom Italia and Seat Pagine Gialle to two newly established companies and subsequently to a closed-end real estate fund.
As envisaged by Project Tiglio, the Olivetti-Telecom Italia Group spun off real-estate operations and assets for an overall value of 1,585 million euros to Tiglio I and Tiglio II, two property companies controlled by The Morgan Stanley Real Estate Funds. The Olivetti Group retains an overall minority share in the two companies.
The operation brought Olivetti S.p.A. a gross capital gain of approximately 72 million euros and a net cash inflow of 165 million euros on an aggregate transferred-asset value of 225 million euros. The positive financial impact for the Telecom talia Group was 328 million euros, against an aggregate transferred-asset value of 1,360 million euros.
Additionally, the Olivetti Multiservices and Telecom Italia real-estate business units were spun off to the Pirelli & C. Real Estate Group, an operation involving the transfer of approximately 170 people to the Pirelli Group. The overall price was 18 million euros: 15 million euros relating to Telecom Italia and 3 million euros relating to Olivetti Multiservices.

2002 was also a year of intense financial activity, mainly for the purpose of re-financing existing debt by extending overall maturity. A key event was the issue by Telecom Italia in the first half of a 2.5 billion euro dual-tranche fixed rate bond (maturing in five and ten years), as part of the Group's "Global Note Programme".
An important operation at Olivetti was the placement of a 1.5 billion euro multi-tranche benchmark bond, divided into a 5-year tranche for 1,000 million euros and a 10-year tranche for 500 million euros by the subsidiary Olivetti Finance. This company also decided to call in the "Olivetti Finance N.V. 1999-2004" bond two years ahead of the original maturity date in 2004, for an amount equivalent to the nominal amount plus accrued interest. Both operations are part of the Olivetti Group's re-financing and debt-maturity extension plan.

Financial operations intensified in the second half of the year. In July and August, Olivetti Finance N.V. launched and successfully placed a 385 million euro bond exchangeable for Telecom Italia ordinary shares, maturing on 19 March 2004. The bonds have a per-share conversion price of 9.30 euros, and correspond to 41,400,000 Telecom Italia ordinary shares (0.79% of capital).
In September Olivetti successfully re-opened three bonds, for an aggregate amount of 1,550 million euros, subdivided into three tranches:

- 400 million euros, raising the "Olivetti Finance N.V. floating-rate 2002-2006" bond to 1,000 million euros;
- 650 million euros, raising the "Olivetti Finance N.V. 6.5% 2002-2007" bond to 1,650 million euros;
- 500 million euros, raising the "Olivetti Finance N.V. 7.25% 2002-2012" bond to 1,000 million euros.

These operations raised the average life of Olivetti debt to 5.5 years (4.8 years in February 2002), with medium/long-term debt accounting for 93% of the total amount.
As part of its re-financing plans, Olivetti also undertook extensive buy-backs of its own securities on the market and consequently cancelled the following:

- "Olivetti S.p.A. Eonia linked notes 2001-2003" for 400 million euros; the issue was extinguished as a result;
- "Olivetti Finance NV 1% 2000-2005" notes exchangeable for Telecom Italia ordinary shares for 1,235 million euros, reducing the loan to 765 million euros;
- "Olivetti Finance NV 5,375% 1999-2004" notes for 750 million euros, reducing the loan to 4,200 million euros.

During 2002, as authorised by the Shareholders' Meeting of 7 November 2001, Telecom Italia S.p.A. commenced a share buy-back on the market for a total outlay of 287 million euros, of which 247 million euros for savings shares.
In December, the Telecom Italia and TIM Shareholders' Meetings approved early pay-out of part of the 2002 dividend from reserves, for a maximum amount of 1 billion euros and 1.6 billion euros respectively, for a dividend to Telecom Italia and TIM shareholders of 0.1357 euros and 0.1865 euros, respectively, per each ordinary and savings share. Payment took place on 19 December.

In 2002 all the Olivetti/Telecom Italia Group companies extended their Corporate Governance codes, well ahead of legal and regulatory requirements and recommendations.
In July a series of principles governing dealings with related parties (directors, statutory auditors, infragroup operations) was approved to guarantee correct and transparent procedures and conduct and at the same time ensure the full joint responsibility of all members of the Board of Directors with regard to resolutions adopted by the Board. The companies also adopted a Code of Conduct with regard to insider dealing drawn up in compliance with the recent directives of Borsa Italiana (Italian Stock Exchange), which requires regular disclosure of transactions on Olivetti and subsidiary securities by parties with access to price-sensitive information. The new Code, which took effect on 1 December 2002, is particularly flexible in identifying parties subject to the disclosure requirement and extends this requirement to security transactions by the controlling companies. It also brings down the quantitative thresholds regulating quarterly disclosure of transactions. Furthermore, the Code envisages a stringent system of penalties, which, in the most serious cases, provides for termination for just cause of Directors and Statutory Auditors.

GROUP ACTIVITIES

The Olivetti Group's main activities are in the telecommunications sector, through Telecom Italia S.p.A. (owned 54.9% by Olivetti S.p.A.) and its subsidiaries (Telecom Italia Group).

Olivetti is also active in other industrial sectors, such as office and Internet products and services and facility management services.

Financial highlights by business sector for financial 2002 are set out below.

(in millions of euros)	OLIVETTI S.p.A.	Finance companies	Telecom Italia Group	Olivetti Tecnost Group	Olivetti Multi-services	Webegg Group (*)	Consol. adjust.	Total Group
Total net revenues			30,400	914	119	45	(70)	31,408
Result before interest and taxes (EBIT) and non recurring income and charges	(1,419)	(11)	7,415	14	15	3	(1)	6,016
EBIT	(1,323)	(50)	1,850	(63)	20	3	83	520
Net income for the year for consolidation purposes	(548)	(135)	(97)	(87)	11		83	(773)
Net result for consolidation purposes before amortisation of goodwill on Telecom Italia acquisitions	745	(135)	(97)	(87)	11		83	520
Shareholders' equity:								
- total	9,031	374	12,336	61	49		(1,227)	20,624
- Group	9,031	374	3,345	63	49		(1,222)	11,640
Net financial indebtedness (resources)	15,195	(27)	18,118	60	54		(1)	33,399
Employees (in units)	70	8	101,713	4,527	302			106,620

(*) consolidated in Telecom Italia from 30 June 2002

The Telecom Italia Group

In 2002 the Telecom Italia Group was principally active in the wireline telephony and mobile telephony sectors through, respectively, the Domestic Wireline Business Unit of Telecom Italia S.p.A. and the subsidiary TIM S.p.A. The Telecom Italia Group was also active in the Internet and Media sector through the Seat Pagine Gialle Group, in the information technology sector through the Market IT and Group IT Business Units, and in Other Activities, which mainly comprise the "Real Estate and General Services" Division, the Central Overseas Companies Function and the Telespazio Group (sold in November 2002). The International Operations Division was dismantled in May 2002 and the relevant companies and Telecom Italia business units were re-organised, without changes to the corporate control structure, under the Domestic Wireline Business Unit (Intelcom San Marino and Golden Lines) and the Central Overseas Companies Function (9Télécom Group, BBNed Group, AUNA Group, Telekom Austria Group, Telekom Srbija, Etec S.A., and the residual branch of the ex IOP unit); all the companies in the Latin American area were re-organised under Latin America Operations (LAO).

TELECOM ITALIA GROUP FINANCIAL HIGHLIGHTS BY BUSINESS UNITS

(in millions of euros)		Domestic Wireline	Mobile	South America	Internet and Media	Market IT	Group IT	Sub-total	Other activities and consolid. adjustments	Total
Revenues from sales and services	2002	17,022	10,867	1,409	1,991	912	1,215	33,416	(3,016)	30,400
	2001	17,168	10,250	1,534	1,957	1,198	1,198	33,305	(2,487)	30,818
Gross operating margin	2002	7,965	5,039	450	593	104	140	14,291	(327)	13,964
	2001	7,750	4,760	527	444	166	188	13,835	(216)	13,619
Operating result	2002	4,700	3358	146	232	61	(21)	8,476	(1,095)	7,381
	2001	4,361	3,136	187	31	123	22	7,860	(1,186)	6,674
Capital investments:										
- capital expenditure	2002	2,462	1,715	216	81	30	158	4,662	180	4,842
	2001	2,801	3,151	406	175	30	162	6,725	265	6,990
- Goodwill	2002	-	196	-	40	-	28	264	105	369
	2001	-	31	-	203	1	6	241	933	1,174
Personnel at year end (in units)	2002	53,682	18,702	5,461	7,715	4,493	7,327	97,380	4,333	101,713
	2001	57,895	16,721	5,746	9,264	6,441	6,844	102,911	7,045	109,956

JJ 00141

Domestic Wireline

Revenues from sales and services decreased by 0.9% from the previous year (a decrease of 146 million euros), which was significantly smaller than the reduction reported in 2001 (-1.4% compared with 2000). The decrease in traffic revenues (down 533 million euros) and slowdowns in other items (sales and other revenues) were largely offset by the increase in standing charges and contributions (up 539 million euros). Specifically, the reduction in the average traffic yield (-8.3%) was offset in part by the rise in minutes (up 2.4%) as a result of the following:

- the success of commercial offers (mainly Teleconomy and Alice) offering lower call rates to boost customer retention, against a standing charge;
- changes to rates on 1 July 2001 and 1 February 2002, which cut the prices of domestic and international calls and increased standing charges;
- competitive conditions;
- the substantial increase in traffic carried on behalf of other operators.

The *gross operating margin* showed a significant increase from 2001 (up 2.8%), which was amplified by the *operating result* (up 7.8%), thanks to the action taken as from 2001 to contain costs and improve the efficiency of invested capital.

Capital expenditure decreased by 12.1% from 2001 due to careful selection of investments that ensure a combination of efficiency and technological growth.

Mobile Services

Revenues from sales and services in 2002 amounted to 10,867 million euros with an increase of 617 million euros (up 6% from 2001), despite the impact of currency devaluation in Brazil and Venezuela. Excluding the exchange rate effect, the revenue increase compared with 2001 was 11.9%. Revenue growth arose mainly in Italy (up 6.7%).
The Tim Brazil Group reported revenues of 39 million euros on the GSM service introduced in the fourth quarter of 2002.

The *gross operating margin* for 2002 rose by 279 million euros to 5,039 million euros (up 5.9% from 2001), giving a return on revenues of 46.4% (as in 2001). Excluding the exchange rate effect, gross operating margin growth against the previous year was 8.6%, due largely to positive performance at TIM S.p.A. (up 304 million euros) and Stet Hellas (up 67 million euros) and the improvement in the albeit still negative margin at TIM Peru (up 26 million euros).

The *operating result* for 2002 was 3,358 million euros, an increase of 222 million euros (up 7.1% from 2001), giving a return on revenues of 30.9% (30.6% in 2001). The operating result improvement was largely attributable to the positive results posted by TIM S.p.A. (up 213 million euros) and Stet Hellas (up 42 million euros), which offset the downturn in the operating result of the TIM Brasil Group (45 million euros) after start-up charges.
Since the 2002 book values of TIM S.p.A. include the full-year financial and business results of the former Blu S.p.A., the effects of transactions prior to the acquisition date were eliminated from the TIM S.p.A. income statement during consolidation. TIM S.p.A. financial statements were also re-stated to exclude tax postings relating to amortisation of the UMTS licence.

Capital expenditure for 2002 amounted to 1,715 million euros, with a decrease of 1,436 million euros

compared with 2001, when the business unit invested heavily in telecommunications licences and in the start-up and development of international investee companies.

South America

Revenues from sales and services amounted to 1,409 million euros, a reduction of 81% (down 125 million euros in absolute value) compared with 2001; the decrease was largely due to the exchange rate effect, which had an overall negative impact of 212 million euros (182 million euros for the Chilean Peso and 29 million euros for the Boliviano). Excluding this effect, consolidated revenues rose by 5.7%, reflecting growth at the Entel Chile Group (up 12.3% in local currency) offset by the effects of market deregulation in Bolivia (the Entel Bolivia Group reported a revenue reduction of approximately 4.5% stated in local currency) and the suspension as from 1 April 2002 of the management fee agreement with Telecom Argentina.

The above trends affected earnings performance, Specifically, the gross operating margin decreased by 77 million euros (down 14.6%) from 2001, of which approximately 65 million euros was due largely to the exchange rate effect. Excluding this effect, the gross operating margin decreased by 2.3% against 2001, reflecting the suspension of the management fee from Telecom Argentina and the loss of profitability in Bolivia, set against a recovery in Chile, which increased profitability in the mobile business. The gross operating margin ratio to revenues was 31.9% in 2002 (against 34.4% in 2001).
The *operating result* confirmed the trends reported for the gross operating margin; the operating result ratio to revenues was 10.4% in 2002 (against 12.2% in 2001).

Capital expenditure decreased by 46.8% compared with 2001.

Internet and Media

Consolidated *revenues* for 2002 totalled 1,991 million euros, rising by 1.7% from 2001. The strongest contribution to growth came from telephone publishing, where revenues rose by 3.4%.

Gross operating margin grew by 33.6% to 593 million euros (a return on revenues of 29.8%), while the *operating esult* rose from 31 million euros in 2001 to 232 million euros in 2002. These results – achieved despite the persisting crisis on the advertising market – were achieved as a result of management action to rationalise operations, contain costs and focus on selected initiatives. Significant efficiency gains were achieved in 2002 in the Internet, Directories and Directory Assistance areas (which together account for 73% of aggregate revenues). For the first time, all activities reported a positive gross operating margin (with the sole exception of Television, although the area successfully reduced its losses from 2001).

The unit's more efficient capital allocation policy generated a 53.7% reduction in *capital expenditure* (from 175 million euros in 2001 to 81 million euros in 2002).

Market IT

Revenues from sales and services decreased by 48 million euros from the previous year on a consistent comparable basis, largely as a result of lower revenues at Finsiel, Consiel and Banksiel due to lower sales volumes and the general price reduction on sales to large accounts, offset by higher revenues at Intersiel and Insiel due to increased activity with core clients and acquisition of new clients on the Local Government market.

The *gross operating margin* and the *operating result* decreased due to the price reductions on a number of contracts renewed during the year and to new contracts with lower fees, which were only partly offset by cost reductions and improved efficiency. The decrease was largely due to lower profit margins at *Finsiel*, *Consiel*, and on outsourcing activities at *Tele Sistemi Ferroviari* for the companies in the Italian State Railways Group.

Capital expenditure was substantially unchanged from the previous year.

Group IT

Consolidated *revenues* were largely stable, despite the effect of price reductions.
The *gross operating margin* and the *operating margin* reflected these reductions and decreased compared with 2001.
Capital expenditure was largely in line with 2001; 2002 *investments in goodwill* refer to purchase of a controlling stake in Webegg.

Real Estate and General Services (Other Activities)

In 2002 revenues from sales and services totalled 846 million euros, a decrease of 107 million euros from the previous year. This was largely due to the reduction in revenues from the other Telecom Italia Business Units and Functions as a result of space-re-organisation policies and the alignment of prices with improved market conditions. Operating costs decreased by 51 million euros from 2001, thanks to reduced spending on materials and external services and a reduction in payroll costs following a significant reduction in the headcount during the year; these effects offset in part the downturn in revenues, thus mitigating the decrease in the gross operating margin compared with the previous year.

The operating result, after depreciation and amortisation charges, provisions to the reserve for risks and charges and sundry charges (mainly taxes on own property), was negative, at 92 million euros (loss of 65 million euros in 2001).

Other sectors directly controlled by Olivetti S.p.A.

Products, IT services and specialised systems: Olivetti Tecnost

The Olivetti Tecnost Group is active in office products and solutions (Office Products, Olivetti Advalia) and specialised applications for banking, retail and gaming automation (Vertical Division).
The Group operates on the main international geographical markets (which account for 68% of its aggregate revenues). While its primary focus is Europe (29%), Asia (12%) and Latin America (15%), it is also active in the consumer business in North America (11%) through the subsidiary Royal Consumer Information Product Inc.

In June, Olivetti Tecnost presented an industrial plan to the Trade Unions (fully illustrated in the 2002 Half-Year Report) which aims to return the Group to profitability through a series of business-specific measures.
The uncertain business climate existing before the presentation of the industrial plan had a negative impact on the year's results: revenues for the Olivetti Tecnost Group for financial 2002 amounted to 914 million euros (including 906 million euros from customers outside the Olivetti Group), a decrease of 16.7% from 2001(down 12.7% net of the exchange rate effect). Revenues comprised 588 million euros for hardware products, 154 million euros for supplies, 73 million euros for services and 99 million euros of other revenues.

In the Office sector covered by **Olivetti Advalia**, third-party revenues fell sharply (down 19%) due to the decision to curtail operations on the PC market and to the expected slowdown in fiscal cash register sales following the changeover to the euro.
With regard to other products, the ink-jet fax and MFP businesses (products and supplies) were stable and the copier business (products and supplies) expanded, with a marked shift in the product mix towards digital copiers and medium/high-end products.
In the first half of 2002 Olivetti Tecnost was awarded a contract by Consip, a company owned by the Italian Ministry of the Economy which draws up conventions with equipment and service suppliers for the public authorities, to supply 3000 digital photocopiers on a rental basis.
In the second half, Olivetti Tecnost introduced new laser printers and colour copiers to complete its offer for the professional channel and business users, renewed its laser and ink-jet fax range and expanded its digital copier offer.

2002 third-party revenues in the **Vertical Division** decreased from the previous year (down 11.6%), largely as a result of the second-half slowdown in sales to China at the Industrial Partnership division.
Gaming revenues, on a comparable basis, decreased compared with 2001 (down 5.7%) with a shift in the hardware/services mix towards hardware, reflecting the impact of the new contract to supply Lottomatica with M370 terminals and specialised printers.
As part of the diversification strategy, new initiatives were developed in the gaming sector, especially overseas, which open up excellent prospects for 2003: in Tunisia (contract with the Sport Commission to supply a turnkey solution for automation of the local football pools system), Peru (football pools automation, with supply of 1,500 terminals, of which 150 were delivered in 2002), India and China (with the launch of the new M380 family, which is expected to bring good results).
Revenues in the *banking and retail* sector were stable, confirming the importance of Tecnost Sistemi's products as the reference offer on the world market (PR2, PR2 Enhanced, PR4 for retail); the increase in revenues in Europe was offset by a decrease in China, where the PR2 E printer nevertheless continues to maintain an 80% market share.

In the *special products* sector, revenues more than doubled in 2002, mainly as a result of the supply of TP Label automatic weighing and franking machines to the Italian Post Office.
In the *shop automation sector,* the new Net Shop initiative proceeded. Net Shop offers services for SMBs in the retail business.

***

After taxes and minority interests, the Olivetti Tecnost Group posted a net loss for Olivetti consolidation purposes of 87.1 million euros for financial 2002 (a loss of 54.7 million euros in 2001), after taking a net non-recurring charge of 76.5 million euros relating to the corporate restructuring, implementation of which is essential to ensure a return to profitability in the future.
Net financial indebtedness at 31 December 2002 was 60.4 million euros compared with 133.9 million euros at 31 December 2001, a decrease of 73.5 million euros which was largely due to the decrease in working capital (mainly receivables and inventories).

At 31 December 2002 the Olivetti Tecnost Group had 4,527 employees (4,896 at 31 December 2001), of whom 2,371 in Italy and 2,156 abroad.

On 7 January 2003 the Group closed the contract drawn up in the second half of 2002 with SMT Vertronic, a Mexican company in the SMT Group, for the sale of industrial assets held by the subsidiary Olivetti Tecnost de Mexico, which is active in office automation products.
The agreement provided for the sale of the Tlaxcala facility in Mexico and recruitment by SMT Vertronic of the workers in the plant (1,266 at 31 December 2002). SMT will introduce new industrial operations into the Mexican plant in addition to those currently performed, which Olivetti Tecnost will continue to use.

Facility Management: Olivetti Multiservices

During 2002 Olivetti Multiservices made sweeping changes in its operations. As part of Project Tiglio (approved by the Olivetti S.p.A. Board of Directors on 26 March 2002) for the enhancement of the real estate assets of the Pirelli, Olivetti and Telecom Italia groups, on 1 September 2002 the partial split-up of Olivetti Multiservices S.p.A. (as approved by the company Board of Directors on 21 June 2002) took effect, through the transfer at book value of the company's real estate assets, specifically 23 buildings and 10 development areas, to OMS2 s.r.l. (a wholly owned subsidiary of Olivetti S.p.A. which was sold to Tiglio I in October). The share capital of Olivetti Multiservices S.p.A. was reduced accordingly.
Aggregate revenues for 2002 were 119.3 million euros, of which 75.8 million euros from third parties and 43.5 million euros from the captive market.
Net income for consolidation purposes totalled 10.8 million euros (1.7 million euros in 2001) arising in part from non-recurring income (5.8 million euros) as a result of asset sales.
At 31 December 2002 the company had 302 employees, compared with 353 at the end of 2001. The reduction of 51 heads was due to implementation of Project Tiglio.

HUMAN RESOURCES

At 31 December 2002 the employees of the Olivetti Group companies included in the consolidation numbered 106,620, a net decrease of 9,400 heads from 31 December 2001 (116,020 heads).

(employees)	31.12.2002	31.12.2001	Changes
Olivetti S.p.A.	70	89	(19)
Finance companies	8	8	-
Telecom Italia Group	101,713	109,956	(8,243)
Olivetti Tecnost Group	4,527 (***)	4,896	(369)
Olivetti Multiservices (*)	302	353	(51)
Webegg Group (**)	-	718	(718)
Total	106,620	116,020	(9,400)

(*) property and services businesses

(**) the Webegg Group is consolidated in Telecom Italia Group from 30 June 2002

(***) including 1,266 units transferred on 7 January 2003 to SMT Vertronic

The headcount at the Telecom Italia Group at 31 December 2002 was 101,713, with a decrease of 8,243 heads from 2001. This reflected the changes in the consolidation area, which generated a net decrease of 2,883 heads, and the net decrease arising from staff turnover (5,360 heads). Specifically, the main changes in the consolidation area were: the exit of the 9Télécom Group (- 1,003 heads), the sale of the Telespazio Group (- 1,168 heads), the exit of Sogei and Consiel (an overall reduction of 1,538 heads) and other minor companies (- 711 heads), the entry of Blu (+ 618 heads), the Webegg Group (+ 719 heads), Netesi and Epiclink (an overall increase of 168 heads) and other minor companies (+ 32 heads).
With regard to staff turnover, the year saw 12,567 full departures (including 5,413 at Telecom Italia S.p.A.) and 7,207 new hirings.

The headcount at the Olivetti Tecnost Group decreased by 369 heads, reflecting a net decrease of 73 heads in Italy (136 departures and 64 new hirings) and a net decrease of 296 heads abroad: 1,898 departures (including 1,752 in Mexico) and 1,657 new hirings (1,542 in Mexico).

The headcount at Olivetti Multiservices decreased by 51 heads, mainly as a result of the spin-off of the Property and Project units to Pirelli Real Estate (47 heads) under Project Tiglio.

The average number of employees in the Olivetti Group in 2002 was 107,079, of which 101,789 with the Telecom Italia Group.

***

On 27 May a frame agreement was signed with the Telecom Italia Trade Unions to ensure the correct sizing of the workforce in relation to the 2002 – 2004 Industrial Plan. Accordingly, on 30 July a union agreement was signed to place 3,803 Telecom Italia S.p.A. employees on mobility schemes. Similar agreements were reached during the rest of the year for other Group companies, affecting a total of approximately 380 resources.

Also in connection with the frame agreement, accords were drawn up for the recruitment of 350 young people in Telecontact Center and 110 young people in the Telecom Italia Domestic Wireline Business Unit.
On 12 December procedures for the transfer of Blu S.p.A. staff to TIM were completed.

On 25 June 2002, Olivetti Tecnost completed negotiations with the Trade Unions with regard to the Group Industrial Recovery Plan. The Plan includes special professional skills re-training programmes for approximately 300 employees involved in the Group's industrial re-organisation.

FINANCIAL REVIEW

The Group

The Olivetti Group posted a net loss after taxes of 773 million euros for financial 2002 (3,090 million euros in 2001); before amortisation of consolidation goodwill relating to Telecom Italia, it had a positive net result of 520 million euros (a loss of 1,791 million euros in 2001).
The 2,317 million euros improvement in the net result was largely due to lower losses at Telecom Italia for 575 million euros and at the Parent Company Olivetti S.p.A. for 1,681 million euros, the latter improvement arising chiefly as the result of lower net financial charges for 158 million euros, net income from non recurring items of 449 million euros and the writedown of the Telecom Italia equity investment posted in the statutory accounts purely for tax purposes; this writedown generated an overall benefit on consolidated income of 1,078 million euros, including deferred tax assets of 609 million euros whose recovery is reasonably certain.

Group net financial indebtedness at 31 December 2002 totalled 33,399 million euros (18,118 million euros for the Telecom Italia Group), a decrease of 4,963 million euros against 31 December 2001 (38,362 million euros).

Olivetti Group total shareholders' equity at 31 December 2002 was 20,624 million euros (26,353 million euros at 31 December 2001); excluding minority interests, shareholders' equity attributable to the Parent Company was 11,640 million euros (12,729 million euros at 31 December 2001).
A significant factor in the decrease of 5,729 million euros in total shareholders' equity was the Telecom Italia Group dividend payout of 3,649 million euros to minority shareholders.

Aggregate capital investments amounted to 7,024 million euros – relating in the main to the Telecom Italia Group (6,921 million euros) – subdivided as follows: 3,291 million euros for tangible assets (3,258 million euros for the Telecom Italia Group), 1,956 million euros for intangible assets (1,930 million euros for the Telecom Italia Group) and 1,777 million euros for financial assets (1,708 million euros for the Telecom Italia Group).

Group business performance

2002 business performance is reflected in the reclassified statement of income set out below, which also includes data for 2001. The statement classifies income components by nature, with separate disclosure of non-recurring income and expense items.

(in millions of euros)	Year 2002	%	Year 2001	%	Changes absolute	Changes %
Net revenues	31,408	100.0	32,016	100.0	(608)	(1.9)
Operating costs:						
Labour	(4,727)	(15.1)	(4,877)	(15.2)	150	3.1
Materials and services	(12,668)	(40.3)	(13,458)	(42.0)	790	5.9
Grants	20	0.1	26	0.1	(6)	(23.1)
Depreciation of tangible assets	(3,807)	(12.1)	(4,080)	(12.7)	273	6.7
Amortisation of intangible assets:						
Consolidation goodwill	(2,142)	(6.8)	(2,278)	(7.1)	136	6.0
Other	(1,320)	(4.2)	(1,283)	(4.0)	(37)	(2.9)
Provisions for writedowns and risks	(776)	(2.5)	(758)	(2.4)	(18)	(2.4)
Other income (charges), net	28	0.1	30	0.1	(2)	(6.7)
Result before interest and taxes (EBIT) and non recurring income and charges	**6,016**	**19.2**	**5,338**	**16.7**	**678**	**12.7**
Non recurring income:						
Gains on disposals and other non-recurring income (*)	2,990	9.5	999	3.1	1,991	199.3
Non recurring charges:						
Losses on disposals and other non-recurring charges (*)	(8,486)	(27.0)	(4,354)	(13.6)	(4,132)	(94.9)
EBIT	**520**	**1.7**	**1,983**	**6.2**	**(1,463)**	**(73.8)**
Income from equity investments, net	57	0.1	221	0.7	(164)	(74.2)
Financial charges, net	(2,307)	(7.3)	(3,105)	(9.7)	798	25.7
Value adjustments to financial assets	(786)	(2.5)	(2,196)	(6.9)	1,410	64.2
Result before taxes	**(2,516)**	**(8.0)**	**(3,097)**	**(9.7)**	**581**	**18.8**
Taxes	2,210	7.0	(579)	(1.8)	2,789	91.7
Result after taxes before minority interest	**(306)**	**(1.0)**	**(3,676)**	**(11.5)**	**3,370**	**(554.3)**
Minority interests	(467)	(1.5)	586	1.8	(1,053)	(179.7)
Net result for the year	**(773)**	**(2.5)**	**(3,090)**	**(9.7)**	**2,317**	**75.0**

(*) the amounts concerning the Telecom Italia Group have been classified as extraordinary items in the consolidated accounts of this latter.

Group *revenues* amounted to 31,408 million euros, compared with 32,016 million euros in 2001, a decrease of 1.9% (up 3.1% on a comparable basis and net of the exchange-rate effect).
Revenues at the Telecom Italia Group, which accounted for 96.8% of the total, increased by 3.8% excluding the exchange rate effect and the changes in the consolidation area.

The revenue increase at the Telecom Italia Group reflected the positive performance of the Mobile Business Unit and revenue growth at the Internet and Media Business Unit, offset by a lower contribution from the Domestic Wireline Business Unit, where, despite a 2.4% increase in minutes, traffic revenues fell by 8.3% due to the lower average traffic yield.

OLIVETTI GROUP - THIRD PARTY REVENUES

(in millions of euros)	Year 2002	Year 2001	Changes absolute	%
TELECOM ITALIA GROUP	30,400.4	30,817.6	(417.2)	(1.4)
OLIVETTI TECNOST GROUP	906.1	1,075.7	(169.6)	(15.8)
OLIVETTI MULTISERVICES	75.8	68.2	7.6	11.1
WEBEGG GROUP (*)	25.6	54.2	(28.6)	(52.8)
Total Group	**31,407.9**	**32,015.7**	**(607.8)**	**(1.9)**

(*) Consolidated in Telecom Italia Group from 30 June 2002

Operating costs and other net charges amounted to 25,392 million euros (22,985 million euros for the Telecom Italia Group), a reduction of 1,286 million euros on 2001 (26,678 million euros, of which 24,074 million euros for the Telecom Italia Group). As a percentage of revenues, excluding amortisation of consolidation goodwill, the heading decreased by 2.2 percentage points (74.0% in 2002 compared with 76.2% in 2001).

Labour costs at 4,727 million euros decreased by 150 million euros from 2001 (down 3.1%) and the ratio to revenues, despite the reduction in revenues from the previous year, also decreased slightly (from 15.2% in 2001 to 15.1% in 2002).
The decrease was due to the change in the consolidation area and also to the reduction in labour costs at Telecom Italia S.p.A. following the introduction of mobility schemes.

Costs of materials and services decreased by 790 million euros (down 5.9%), largely due to continuing action to improve efficiency, the impact of which was partly offset by higher costs, especially at the Brazilian companies being started up by the Mobile Business Unit.
The ratio of material and service costs to revenues was 40.3%, compared with 42.1% in 2001.

Depreciation and amortisation charges amounted to 7,269 million euros (7,641 million euros in 2001), comprising 3,462 million euros for amortisation of intangible assets (including 2,142 million euros relating to goodwill on the acquisition of equity investments in subsidiary companies) and 3,807 million euros for depreciation of tangible assets. The 136 million euros reduction in goodwill amortisation charges was mainly due to the goodwill writedowns applied in 2001. The ratio of this heading to revenues was 23.1%, down from 23.8% in 2001.

Provisions for writedowns and risks amounted overall to 776 million euros (758 million euros in 2001) as follows:

. 752 million euros for the Telecom Italia Group (733 million euros in 2001) including:

- 599 million euros for writedowns on trade receivables (specifically, 339 million euros at Telecom Italia, 57 million euros at the Seat Pagine Gialle Group, 40 million euros at the Entel Chile Group and 51 million euros at TIM);
- 153 million euros of provisions for risks and charges;

. 24 million euros for provisions and writedowns at other Olivetti Group companies (25 million euros in 2001).

EBIT before non-recurring income and charges for 2002 was therefore positive, at 6,016 million euros, with an improvement of 678 million euros (up 12.7%) from the previous year (5,338 million euros).

Non-recurring income amounted to 2,990 million euros (999 million euros in 2001). It consisted of 2,553 million euros of capital gains from the year's disposals (465 million euros in 2001) and 437 million euros of sundry income (534 million euros in 2001).

Capital gains from disposals totalled 2,553 million euros, of which 2,413 million euros at the Telecom Italia Group, as follows:

. 1,245 million euros from the sale of the entire 26.89% shareholding in AUNA;
. 484 million euros from the sale of the 19.61% shareholding in Bouygues Décaux Télécom (BDT);
. 234 million euros from the sale of the entire 100% shareholding in EMSA and Telimm as well as of real estate and activities as part of Project Tiglio;
. 133 million euros from the acceptance by the Finsiel Group of the public tender offer on Lottomatica;
. 115 million euros from the sale to Telekom Austria (in which Telecom Italia indirectly holds 14.78%) of the entire 25% shareholding owned by the Mobile Business Unit in Mobilkom Austria;
. 110 million euros from the sale of the entire 40% shareholding in Telemaco Immobiliare;
. 70 million euros from the sale of 100% of Telespazio;
. 22 million euros from other minor sales.

The 140 million euros of capital gains posted by the other Group companies included:

. 107 million euros from the acceptance by Olivetti S.p.A. and Olivetti International S.A. of the public tender offer on Lottomatica;
. 26 million euros from the sale of the entire shareholding in OMS2, as part of Project Tiglio;
. 7 million euros from other disposals.

Other non-recurring income totalling 437 million euros included 401 million euros at the Telecom Italia Group, as follows:

. 131 million euros from recovery of pre-amortisation interest in respect of integration charges pursuant to Law no. 58/1992 paid on a conditional basis to the Italian National Insurance Board (INPS) until 1999, after the dispute was resolved in favour of Telecom Italia;
. 270 million euros of other income, including 77 million euros from use of reserves (essentially use of part of the reserve for risks and charges provided in 2001 by Telecom Italia S.p.A. to cover charges relating to the agreement for the sale of Stream to News Corp. and Vivendi Universal/Canal+, when the sale did not take place), 9 million euros of contributions and 184 million euros of sundry income.

The 36 million euros of other non-recurring income posted by the other Group companies included 21 million euros from the reversal of redundant reserves provided in previous years.

Non-recurring charges amounted overall to 8,486 million euros (4,354 million euros in 2001) and included 8,375 million euros for the Telecom Italia Group (3,947 million euros in 2001), as follows:

- 6,237 million euros of equity investment writedowns to reflect enduring impairments of value (2,984 million euros in 2001), as follows:
  - writedown of goodwill and the call option on Seat Pagine Gialle shares for a total of 3,486 million euros; such items were written down to market value (based on the average ordinary share price for the last six months of 2002), following the Telecom Italia Group's decision to view the Seat Pagine Gialle Directories operation as a non-core business. In 2001, with regard to the call option, a provision of 569 million euros was posted under financial charges;
  - writedown of goodwill relating to consolidated companies for a total of 225 million euros, Blu (103 million euros), Digitel Venezuela (75 million euros), other subsidiaries (47 million euros);
  - the equity investment in Aria – Is Tim Turchia (2,341 million euros): the investment was written off in full (1,491 million euros) and a provision was made to the reserve for risks and charges to cover Group exposure to this associated company (850 million euros). The provision was commensurate to the guarantees provided by the Group in favour of international financial institutes that had granted loans to Aria – Is Tim and to the loan granted directly by the Group;
  - writedown of goodwill on Netco Redes (96 million euros) and other companies (46 million euros) and a provision to align the purchase price by Seat Pagine Gialle of an additional stake in Consodata to the value of the company as determined by an appraisal (43 million euros).

  The 2,984 million euros writedown on equity investments applied in 2001 eferred to goodwill writedowns on consolidated companies (9Télécom Group, Entel Bolivia, Entel Chile Group, Maxitel Group, Tele Celular Sul Group, Tele Nordeste Celular Group, Tim Brasil, Med1 Group and some companies in the Seat Group) and on companies valued with the equity method (GLB Serviços Interativos, Solpart Participaçoes, Telekom Austria, Nortel Inversora Group) and to other provisions relating to equity investments.
- 316 million euros of charges incurred following the sale of the equity investment in the 9Télécom Group. Specifically, considering the loss recorded prior to the sale, the French 9Télécom Group generated an overall charge to Telecom Italia Group income for the first nine months of 2002 of 389 million euros (267 million euros after taxes);
- 135 million euros of capital losses on the sale of 75 million shares (representing 15% of capital) of Telekom Austria A.G. in November 2002. Following the sale, the Telecom Italia Group's stake in Telekom Austria A.G. decreased to 14.78%;
- 494 million euros of charges and provisions relating to personnel retirements and mobility schemes (including a 379 million euros charge at Telecom Italia);
- 235 million euros of charges relating to non-recurring operations on equity investments;
- 79 million euros of financial charges on the amount payable to the Italian National Insurance Board (INPS) for re-absorption of the ex Telephone Sector Employees Pension Fund (FPT) and 74 million euros for an extraordinary contribution to INPS to cover increased financial requirements following the integration of the FPT with the Employees Pension Fund;
- 190 million euros of writedowns on fixed assets relating in the main to mobile telephone companies in Brazil and 38 million euros for capital losses on fixed-asset disposals;
- 194 million euros of provisions, including 135 million euros for guarantees provided on the sale of equity investments and company businesses and 59 million euros for other provisions;
- 383 million euros of other sundry charges.

Non-recurring charges for the other Group companies amounted to 111 million euros (407 million euros in 2001) and included 62 million euros of capital losses on the sale of the Seat Pagine Gialle equity

investment, 32 million euros of provisions relating to risks on equity investments, 4 million euros of charges relating to the public tender offer on Lottomatica and 13 million euros for miscellaneous charges.

The Group therefore posted positive *consolidated EBIT* of 520 million euros, compared with 1,983 million euros in 2001.

Net income from equity investments amounted to 57 million euros (221 million euros in 2001) and included 18 million euros for the Telecom Italia Group (154 million euros in 2001), 35 million euros for Olivetti S.p.A. from dividends on non-consolidated equity investments and 4 million euros for other Olivetti Group companies.

Interest expense and other financial charges, net, amounted to 2,307 million euros (3,105 million euros in 2001), of which 1,499 million euros related to the Telecom Italia Group (2,153 million euros in 2001) and 808 million euros to the other Group companies (952 million euros in 2001).
Net financial charges at the Telecom Italia Group decreased by 654 million euros (down 30.4%), for 85 million euros as a result of the decrease in net financial indebtedness, offset in part by exchange rate trends, (which had a negative impact on debt at a number of South American companies), and as a result of the provision for the call option on Seat Pagine Gialle shares (569 million euros in 2001) which in 2002 was classified under non-recurring charges.

Net financial charges for the other companies decreased by 144 million euros as a result of lower financial exposure and debt re-financing at less costly conditions.

Value adjustments to financial assets generated an overall charge of 786 million euros, including 682 million euros for the Telecom Italia Group as follows:

- 80 million euros for amortisation of goodwill arising on the purchase of equity investments in companies valued with the equity method, a reduction of 236 million euros compared with 2001, due to goodwill writedowns posted in 2001;
- the Group's share of income and losses of companies valued with the equity method, with a negative balance of 386 million euros (-1,300 million euros in 2001); this reflected losses at Stream for a total of 246 million euros (241 million euros in 2001), at Aria Is Tim (Turkey) for 171 million euros (334 million euros in 2001), and a positive balance of 31 million euros on the results of the other investee companies;
- a writedown of 176 million euros on securities and equity investments held as current assets (291 million euros in 2001) and of 40 million euros on securities held as fixed assets (49 million euros in 2001).

In 2001, this heading also reflected the results of the equity investments in the Nortel Inversora Group (238 million euros), the AUNA Group (203 million euros) and the Astrolink writedown (259 million euros) taken by Telespazio upon termination of the project. In 2002 the equity investment in Nortel Inversora was unchanged from the consolidated book value at 31 December 2001, when it was prudently written down to zero. The consolidated book value of the AUNA Group and Astrolink at 31 December 2001 was maintained until the sale of these investments, respectively, on 1 August 2002 and 30 November 2002.
Value adjustments at the other Group companies totalled 104 million euros, including 69 million euros relating to 41.4 million Telecom Italia shares held as current assets and valued at market prices at 31 December 2002.

Under the heading *income taxes* the Group posted income of 2,210 million euros for financial 2002 (a charge of 579 million euros in 2001). This referred to the Parent Company Olivetti S.p.A. for 1,603

million euros (largely as a result of the writedown of the Telecom Italia equity investment solely for tax purposes; this produced a positive overall tax effect of 1,078 million euros, including deferred tax assets of 609 million euros) and to the Telecom Italia Group for 688 million euros (also largely as a result of deferred tax assets), offset by tax charges posted by the other Group companies for an overall amount of 81 million euros.

Income attributable to minority interests reflected a loss of 467 million euros (income of 586 million euros in 2001) and included 472 million euros of income attributable to Telecom Italia Group minority shareholders.

The *Group net result* for financial 2002 reflected a loss of 773 million euros (a loss of 3,090 million euros in 2001); excluding amortisation of goodwill on the acquisition of Telecom Italia, the Group had net income of 520 million euros (a loss of 1,791 million euros in 2001).

Analysis of the Group balance sheet

The reclassified balance sheet of the Group at 31 December 2002 is set out below:

(in millions of euros)	31.12.2002	%	31.12.2001	%	Changes
Short-term assets:					
Financial resources	7,894	9.4	8,641	9.2	(747)
Operating assets	14,981	18.0	15,250	16.2	(269)
Total short-term assets	**22,875**	**27.4**	**23,891**	**25.4**	**(1,016)**
Medium/long-term assets:					
Financial assets	495	0.6	705	0.7	(210)
Intangible fixed assets	34,561	41.4	39,220	41.6	(4,659)
Tangible fixed assets	19,449	23.3	22,097	23.5	(2,648)
Other assets	6,004	7.3	8,314	8.8	(2,310)
Total medium/long-term assets	**60,509**	**72.6**	**70,336**	**74.6**	**(9,827)**
Total assets	**83,384**	**100.0**	**94,227**	**100.0**	**(10,843)**
Short-term liabilities					
Short-term debt	7,984	9.6	9,961	10.6	(1,977)
Operating liabilities	18,396	22.1	17,010	18.0	1,386
Total short-term liabilities	**26,380**	**31.7**	**26,971**	**28.6**	**(591)**
Medium/long-term liabilities:					
Medium/long-term debt	33,804	40.5	37,747	40.1	(3,943)
Other medium/long-term liabilities	2,576	3.1	3,156	3.3	(580)
Total medium/long-term liabilities	**36,380**	**43.6**	**40,903**	**43.4**	**(4,523)**
Total liabilities	**62,760**	**75.3**	**67,874**	**72.0**	**(5,114)**
Total shareholders' equity	**20,624**	**24.7**	**26,353**	**28.0**	**(5,729)**
Total liabilities and shareholders' equity	**83,384**	**100.0**	**94,227**	**100.0**	**(10,843)**

Short-term assets at 31 December 2002 totalled 22,875 million euros compared with 23,891 million euros at 31 December 2001.

Specifically, the net decrease of 269 million euros in short-term operating assets arose from a decrease of 107 million euros at the Telecom Italia Group (largely due to the reduction in trade receivables) and from a decrease of 162 million euros at the other companies, mainly the Tecnost Group, also chiefly as a result of a reduction in trade receivables.

Medium/long-term assets amounted to 60,509 million euros with a net decrease of 9,827 million euros from 70,336 million euros at 31 December 2001.

Specifically, medium/long-term financial assets at 31 December 2002 were 495 million euros and comprised 465 million euros for the prepayment of redemption premiums on the Olivetti 1.5% 2001-2004 and Olivetti 1.5% 2001-2010 bonds issued by the Parent Company in 2001 and on the Olivetti Finance 1% 2000-2005 bond exchangeable for Telecom Italia shares issued in 2000, for residual amounts not accruing in 2002.
The decrease of 210 million euros arose mainly from the portion of the prepayment on the above redemption premiums accrued in the year 2002 and from write off of the prepayment on the redemption premium on Olivetti Finance N.V. 1% 2000–2005 notes, which were bought back and subsequently cancelled.

Intangible fixed assets amounted to 34,561 million euros compared with 39,220 million euros at the end of 2001, a decrease of 4,659 million euros, which arose mainly from the amortisation charge of 3,462 million euros and goodwill writedowns of 1,903 million euros (including 1,544 million euros for the Seat equity investment), from other decreases of 1,250 million euros offset by additions totalling 1,956 million euros.

Tangible fixed assets decreased by 2,648 million euros of which 2,466 million euros for the Telecom Italia Group.

Other medium/long-term assets decreased by 2,310 million euros, reflecting a decrease of 3,001 million euros for the Telecom Italia Group (mainly for equity investment disposals and writedowns), offset in part by an addition of 691 million euros at the other Group companies, including 609 million euros of deferred tax assets at Olivetti S.p.A. as a result of the writedown of the Telecom Italia equity investment purely for tax purposes.

Short-term liabilities at 31 December 2002 amounted to 26,380 million euros, down by 591 million euros from 26,971 million euros at 31 December 2001.

Specifically, short-term debt (7,984 million euros at 31 December 2002) decreased by 1,977 million euros, reflecting a decrease for the Telecom Italia Group of 3,338 million euros offset by an increase of 1,361 million euros for the other Group companies.

Short-term operating liabilities increased by 1,386 million euros, reflecting a rise of 1,782 million euros at the Telecom Italia Group offset by a decrease of 396 million euros for the other companies (the latter consisting mainly of payment of previously provided charges of 125 million euros relating to Olivetti Finance financing operations and use of the Olivetti S.p.A. reserve for risks and charges for 167 million euros).

Medium/long-term liabilities amounted to 36,380 million euros with a decrease of 4,523 million euros from 40,903 million euros at 31 December 2001.
Specifically, medium/long-term debt amounted to 33,804 million euros (including 15,018 million euros for the Telecom Italia Group) with a decrease of 3,943 million euros including 1,065 million euros for the Telecom Italia Group.

Debt for the other Group companies decreased by 2,878 million euros, mainly as a result of operations to restructure debt and improve the maturity profile.

Medium/long -term non-financial liabilities decreased by 580 million euros, of which 338 million euros for companies outside the Telecom Italia Group.

Capital invested at 31 December 2002 and related funding is illustrated in the table below:

(in millions of euros)	31.12.2002	%	31.12.2001	%	Changes
Short-term operating assets	14,981	26.5	15,250	22.5	(269)
Short-term operating liabilities	(18,396)	(32.5)	(17,010)	(25.1)	(1,386)
Operating working capital	(3,415)	(6.0)	(1,760)	(2.6)	(1,655)
Intangible fixed assets	34,561	61.0	39,220	57.8	(4,659)
Tangible fixed assets	19,449	34.4	22,097	32.6	(2,648)
Other assets	6,004	10.6	8,314	12.2	(2,310)
Capital invested (A)	**56,599**	**100.0**	**67,871**	**100.0**	**(11,272)**
Medium/long-term non financial liabilities	2,576	4.5	3,156	4.6	(580)
Minority interests	8,984	15.9	13,624	20.1	(4,640)
Group shareholders' equity	11,640	20.6	12,729	18.8	(1,089)
Total non financial sources (B)	**23,200**	**41.0**	**29,509**	**43.5**	**(6,309)**
Net financial indebtedness (A-B)	**33,399**	**59.0**	**38,362**	**56.5**	**(4,963)**

Capital invested (56,599 million euros) decreased by 11,272 million euros from the end of 2001. Of the total, 41% was funded by non-financial sources, mainly total shareholders' equity (20,624 million euros, a decrease of 5,729 million euros from 26,353 million euros at 31 December 2001 as analysed earlier in this Report). Net financial indebtedness funded the remaining 59% (56.5% at 31 December 2001).

Olivetti Group ***net financial indebtedness*** at 31 December 2002 amounted to 33,399 million euros, a decrease of 4,963 million euros from 38,362 million euros at 31 December 2001.

(in millions of euros)	31.12.2002 Telecom Italia Group	Other companies	Total (a)	31.12.2001 Telecom Italia Group	Other companies	Total (b)	Changes (a-b)
Current portions of medium/long-term debt	2,677	773	3,450	1,669	270	1,939	1,511
Other payables to banks and other lenders	2,412	965	3,377	6,833	300	7,133	(3,756)
Financial payables to Olivetti Group companies	-	-	-	612		- (*)	-
Interest accruals and deferrals	441	716	1,157	366	523	889	268
Liquid funds	(1,588)	(4,765)	(6,353)	(2,701)	(4,621)	(7,322)	969
Financial receivables	(683)	(328)	(1,011)	(804)	(90)	(894)	(117)
Financial receivables from Olivetti Group companies	-	-	-	-	(612)	- (*)	-
Interest accruals and prepayments	(159)	(371)	(530)	(116)	(309)	(425)	(105)
Total short-term net financial indebtedness (resources) (A)	**3,100**	**(3,010)**	**90**	**5,859**	**(4,539)**	**1,320**	**(1,230)**
Bonds and other medium/long-term indebtedness	15,018	18,786	33,804	16,083	21,664	37,747	(3,943)
Other medium/long-term financial assets		(495)	(495)		(705)	(705)	210
Total medium/long-term net financial indebtedness (B)	**15,018**	**18,291**	**33,309**	**16,083**	**20,959**	**37,042**	**(3,733)**
Total net financial indebtedness (A+B)	**18.118**	**15.281**	**33.399**	**21.942**	**16.420**	**38.362**	**(4.963)**

(*) after intercompany balances elimination entries

(in millions of euros)	Year 2002
Telecom Italia Group	
Capital expenditure	4,842
Goodwill	369
Financial investments	1,708
Payment of dividends:	
to Olivetti S.p.A.	1,296
to third parties	3,649
Payment to JP Morgan for strike price reduction	500
Operating cash flows	(10,390)
Disposals	(5,698)
Others	(100)
Financial surplus of the Telecom Italia Group	**(3,824)**
Other companies	
Disposals	(592)
Dividend proceeds from Telecom Italia S.p.A.	(1,296)
Financial charges and other disbursements, net	749
Financial surplus of other companies	**(1,139)**
Total net financial surplus	**(4,963)**

Disposals for the Telecom Italia Group (5,698 million euros) reflected 2002 disposals, net of related charges, for an overall 4,771 million euros. They consisted mainly of the sale of AUNA (1,998 million euros), Bouygues Décaux Télécom (750 million euros), Mobilkom Austria (756 million euros), Lottomatica (212 million euros), Sogei (176 million euros), Telemaco Immobiliare (192 million euros), Immsi (69 million euros), Tiglio (328 million euros), Telekom Austria (559 million euros), Telespazio (239 million euros), 9Télécom (529 million euros) and other minor sales (21 million euros).

Disposals for the other companies in the Olivetti Group reflected 2002 equity investment sales, mainly the sale of Lottomatica (179 million euros), Seat (131 million euros), Tiglio (223 million euros) and Webegg (57 million euros).

***

The main financial operations transacted by the Olivetti Group in 2002 are described below.

Telecom Italia Group

- *Bond issue*

  In February, a 2.5 billion euro bond was issued, divided into two fixed-rate tranches of 1.25 billion euros each, maturing on 1 February 2007 and 1 February 2012. The issue is part of the "Global Note Programme" for the restructuring of Group debt; the overall amount of the programme was raised from 10 to 12 billion dollars following a resolution adopted by the Board of Directors on 18 December 2001.

- *Closure of the revised agreements for put/call options on Seat Pagine Gialle S.p.A. shares*

  On 25 February, Telecom Italia and the JPMorgan Chase Group signed the final agreements relating to the re-negotiation of the put and call options on, respectively, approximately 711 million and approximately 661 million Seat Pagine Gialle shares. The preliminary agreements were originally stipulated on 4 December 2000.

  Specifically, the option exercise price was reduced from 4.2 euros to 3.4 euros per share; in return, Telecom Italia will pay JPMorgan Chase an amount of approximately 569 million euros on the original expiry date in December 2005; alternatively it may make early payment of this amount after discounting back.

  The revised agreements also eliminate early exercise of the options for both parties. The options therefore expire on 6 December 2005. Telecom Italia retains early exercise rights on a portion of its call options – approximately half of the overall amount – in blocks, as from December 2004.

  The revised agreements achieve the aim of deferring exercise of the JPMorgan Chase put until the final expiry in December 2005, thus allowing Telecom Italia to avoid the possible impact of a single large outlay in 2003.

  The economic effects of the reduction in the option exercise price were reflected in the 2001 financial statements.

- *Equity investment acquisitions and disposals*

Sale of Lottomatica

In February 2002 the Market IT Business Unit (Finsiel group) accepted the public tender offer on Lottomatica, raising proceeds of 212 million euros and a capital gain of 73 million euros for the Telecom Italia Group consolidated net result.

Sale of BDT - Bouygues Décaux Télécom

In March 2002 the Telecom Italia Group sold the TIM International equity investment in BDT (19.61%), which controls the French operator Bouygues Telecom, raising proceeds of 750 million euros and a capital gain of 266 million euros for the Telecom Italia Group consolidated net result.

Sale of Mobilkom Austria

On 28 June 2002, TIM International N.V. sold its entire stake (25%) in Mobilkom Austria to Telekom Austria (in which Telecom Italia International held a 14.78% stake at 31.12.2002), raising proceeds of 756 million euros and a capital gain of 64 million euros for the Telecom Italia Group consolidated net result

Sale of Sogei

On 31 July 2002 Finsiel closed the sale of Sogei to the Fiscal Policies Department of the Ministry of the Economy and Finance, with an impact of 176 million euros on Telecom Italia Group net financial indebtedness.

Sale of AUNA

On 1 August 2002 the Telecom Italia Group sold its equity investment in AUNA to Endesa, Union Fenosa and Banco Santander Central Hispano. The sale was originally planned for December. The transaction raised proceeds of 1,998 million euros for the Telecom Italia Group and a capital gain of 1,033 million euros for the Telecom Italia Group consolidated net result.

Sale of Telemaco Immobiliare

On 1 August 2002 Telemaco Immobiliare was sold to Mirtus, a company indirectly controlled by the US Whitehall real estate fund promoted by the Goldman Sachs Group, raising proceeds of 192 million euros and a net capital gain of 64 million euros for the Telecom Italia Group.

Purchase of EPIClink

On 2 August 2002, having received approval from the Antitrust Authority, Telecom Italia purchased 86% of EPIClink S.p.A. for a price of 60.2 million euros. The equity was sold by Edisontel S.p.A.(30.3%), Pirelli S.p.A. (25.3%; Pirelli is a Telecom Italia related party through the Chairman and Chief Executive Officer Carlo Buora), IntesaBci S.p.A. (20%), E_voluzione (8%) and Camozzi Holding (2.4%). As a result of this transaction, EPIClink ownership is as follows: Telecom Italia 86%, Pirelli 5%, IntesaBci 5%, Camozzi 2%, E_voluzione 2%. Telecom Italia also committed to acquire the residual stake (14%) for an overall price of 10 million euros.

Sale of 9Télécom

On 26 August, the Telecom Italia Group closed the sale of the equity investment in 9Télécom and the simultaneous purchase of 7% of LDCom. The transactions had a net negative impact of 267 million euros on Telecom Italia Group income.

Sale of a portion of Solpart Participações

On 27 August the Telecom Italia Group reached an agreement with its partners in Solpart (which indirectly controls Brasil Telecom) to reduce its ordinary shareholding from 37.29% to 19% through the sale of 18.29% of ordinary share capital to Timepart Participações and Techold Participações. The transaction removed the regulatory obstacles blocking the start-up of a GSM 1800 commercial offer by the local TIM subsidiaries. Options have been agreed by both parties, to be exercised under certain conditions, that would restore the situation *quo ante*.

Purchase of an additional stake in Stet Hellas

In August, TIM International NV, a TIM subsidiary, acquired from the Verizon Europe Holding II group a 17.45% stake in Stet Hellas, in which it already held 63.95%, for a price of 108 million euros. The operation makes TIM International NV the sole industrial shareholder and the reference shareholder of Stet Hellas, and is part of the Group strategy to rationalise its international portfolio by consolidating its position in the Mediterranean.

Purchase of an additional stake in Netesi

In August, after receiving approval from the Antitrust Authority, the Telecom Italia Group purchased a 69.10% shareholding in Netesi, of which it already held 17.98%, for a price of 11 million euros.

Purchase of Pagine Utili

On 11 September 2002 Telecom Italia reached an agreement with Pagine Italia S.p.A. for the purchase of the Pagine Utili directories business, which has approximately 60,000 subscribers.
Telecom Italia will pay Pagine Italia a consideration of 214 million Seat ordinary shares held by the Telecom Italia Group, representing 1.9% of Seat ordinary share capital.
Closing is subject to approval by the AGCM Authority (the Italian Antitrust Authorities). Following the observations in the report of the AGCM, on 16 January 2003 Telecom Italia and Pagine Italia S.p.A. agreed to withdraw the notice of acquisition of the Pagine Utili business unit.
They also agreed to extend the term of the contract in order to re-formulate the purchase with a view to possible re-presentation to the Authority.
The contract provides in any case for an exclusive consideration to Pagine Italia S.p.A., of 6.6% of the total number of Seat Pagine Gialle shares to be paid in the event of closure.
Procedures for the merger of the Pagine Utili unit with Seat Pagine Gialle will be drawn up once the transaction has closed.

Telecom Italia – News Corporation agreement

On 1 October, Telecom Italia signed contracts with the News Corporation Group ("News"), its partner in Stream, and with Vivendi Universal ("Vivendi"), currently the controlling shareholder of Telepiù, for the acquisition of Telepiù by Stream and the subsequent creation of a single pay TV platform in Italy. Under the agreements, Telecom Italia will hold 19.9% of the single platform and News Corporation will hold the remaining 80.1%.
At closing, Telecom Italia will pay 31.84 million euros for 19.9% of Tele più and will waive the receivables from Stream at the end of 2002 due to the Group companies, for approximately 147 million euros (the full amount was provided in 2001). By the same token, News Corporation will waive receivables due to Stream for a similar amount.
The contract is subject to approval by the European Antitrust Authority which will issue a ruling by the end of April 2003.

Sale of the equity investment in Consiel

On 3 October 2002 the sale – between Finsiel and World Investment Partners S.A. - of the shares representing the entire share capital of Consiel was completed with the endorsement of the shares in favour of the purchaser.
The total amount paid by World Investment Partners S.A. was equal to 1 million euros.

Purchase of 100% of Blu S.p.A.

On 7 October TIM closed the preliminary contract signed on 7 August for the purchase of 100% of Blu S.p.A., which was subsequently merged with TIM S.p.A. The operation had previously been approved by the Competition & Market Authority, after the favourable ruling issued by the Communications Authority. The merger deed was drawn up on 18 December 2002, when the final sale price of 83 million euros was set. The merger took effect on 23 December 2002.

Project Tiglio

On 29 October the frame agreement drawn up by the Pirelli, Olivetti-Telecom Italia and The Morgan Stanley Real Estate Funds groups closed, with the merger of the parties' respective real estate assets and property management services providers.
Under the agreement, the assets of Tiglio I and Tiglio II will be enhanced in 2003 through a market operation implemented as part of a strategy for the development of the real-estate market, opening up important opportunities for the Telecom Italia Group to optimise the value of its current shareholdings in the two vehicles.

Specifically, through a series of transactions, the Telecom Italia Group transferred assets totalling 1,360 million euros to Tiglio I and Tiglio II. Of these assets, 50 million euros related to Seat Pagine Gialle, approximately 840 million euros related to property spun off to Emsa Immobiliare as a result of the non-proportional split-up of IM.SER, and 470 million euros related to other assets. The operation generated gross income of 229 million euros for Telecom Italia S.p.A. and 234 million euros for the Telecom Italia Group (with an impact of 150 million euros on the Telecom Italia Group net result).
The Pirelli Group companies involved in the operation are Pirelli S.p.A. (a related party of Telecom Italia through the Chairman and the Chief Executive Officer Carlo Buora) and Pirelli & C. Real Estate S.p.A. (a related party of Telecom Italia through the Chairman, the Chief Executive Officer Carlo Buora and the Director Carlo Alessandro Puri Negri).

Sale of Telespazio
In November Telecom Italia and Finmeccanica closed the agreement of 2 August 2002 for the sale of Telespazio. The transaction generated a positive impact of 239 million euros on Telecom Italia Group financial indebtedness, and a net capital gain of 36 million euros for Telecom Italia Group income.

Sale of the Viasat equity investment
On 18 November 2002, Seat Pagine Gialle S.p.A. and Finsatel sold their respective shareholdings of 33.54% and 16.46% in Viasat S.p.A. to Exe Fin S.p.A., for an aggregate amount of approximately 2.5 million euros; the transaction also eliminated the equity investment indirectly held in Viasat Assistance S.p.A.

Sale of Telekom Austria
In November Telecom Italia International N.V. organised placement of 75 million Telekom Austria AG shares (representing 15% of capital). The placement price was fixed at 7.45 per share. The operation raised gross proceeds of 559 million euros, with a loss of 135 million euros on the Telecom Italia Group's consolidated net result.
The operation reduced the Telecom Italia Group's equity investment in Telekom Austria from 29.78% to 14.78%.

Sale of the equity investment in Informatica Trentina
On 21 November, Finsiel disposed of its equity investment (40.41%) in Informatica Trentina in favour of DeDa Srl, a company controlled by Deltadator S.p.A. (Sequenza Group) for an amount equal to approximately 8.7 million euros, with a capital gain recorded in the Telecom Italia consolidated financial statements of 4 million euros.

Sale of IMMSI
On 22 November Telecom Italia sold its equity investment in IMMSI to the "Omniapartecipazioni" company. The selling price was 69 million euros, with a positive impact of 41 million euros for Telecom Italia S.p.A..

Sale of Fintech
On 20 December 2002, Telecom Italia Lab sold its shareholding in Fintech S.p.A. (50% of share capital) to the Belgian company Euroqube S.A., for an amount of 4.75 million euros, of which approximately half was settled at closing; the outstanding consideration will be paid over the following 12 months.

Sale of Tele Pay Roll Services

On 20 December Telecom Italia signed an agreement with Accenture for the sale of 100% of TE.SS – Tele Pay Roll Services, which handles payroll services for the Telecom Italia Group. The selling price is approximately 10 million euros. The transaction, part of the Telecom Italia Group plan to dispose of non-core operations, closed on 28 February 2003, when title to the capital stock was transferred.

Purchase of an equity investment in Mediocredito Centrale S.p.A.

On 27 December 2002 in execution of an agreement signed in July, the purchase of a 3% stake in Mediocredito Centrale S.p.A. was finalised at a price of 36 million euros

Sale of Telekom Srbija

On 28 December 2002 the Telecom Italia Group announced an agreement for the sale to PTT Serbia of its 29% shareholding in Telekom Srbija. On 20 February 2003 the contract was signed and closing is expected to take place by the end of May.

PTT will pay a consideration of 195 million euros: 120 million euros are to be paid in four monthly amounts as from February 2003 and the remaining sum in 6 six-monthly amounts as from January 2006. The shares involved in the transaction will be deposited with an international bank until payment of the consideration has been completed.

Project Ortensia

On 24 December 2002 Telecom Italia and the other shareholders of Tiglio I (MSMC Italy Holding BV, Olivetti, Seat Pagine Gialle and Pirelli) and Tiglio II (POPOY Holding B.V.) drew up a binding agreement with the Marzotto company – which became effective on 4 March 2003 – for the formation of a jointly owned vehicle to hold the land assets of Tiglio I e Tiglio II and the land assets owned directly and indirectly by Marzotto. The agreement provides for the transaction to be executed during 2003 through the spin-off from Tiglio I and Tiglio II of land assets and other related assets and liabilities to a company to which, under the agreement, Marzotto transferred its land assets at the end of December 2002. Based on the asset valuations currently available, on completion of the spin-offs, Telecom Italia will hold a share of approximately 28% of the company (at Group level, Seat Pagine Gialle will own a 1% share).

- *Telecom Italia share buy-back*

In connection with the share buy-back authorised by the Telecom Italia Shareholders' Meeting of 7 November which began in March 2002, during the year Telecom Italia purchased 45,647,000 savings shares and 5,280,500 ordinary shares, for a total outlay of 287 million euros.

Other companies in the Olivetti Group

- In January 2002, Olivetti accepted the public tender offer for 100% of Lottomatica shares made by the De Agostini Group on 23 November 2001, at a price of 6.55 euros per share, after an improved bid.
  Olivetti tendered its equity in Lottomatica, which amounted overall to 27,451,550 shares representing 15.6% of the company's subscribed capital (of which 14.04% directly owned by Olivetti S.p.A. and 1.56% owned by the subsidiary Olivetti International S.A.).
  Also considering Finsiel S.p.A.'s 18.3% equity investment in Lottomatica, the overall cash inflow for the Olivetti –Telecom Italia Group was 391 million euros, with an aggregate capital gain of 367 million euros recorded in the statutory accounts of the companies.

- On 27 June 2002 the Telecom Italia and Olivetti Boards of Directors approved the acquisition by IT Telecom S.p.A. (100% Telecom Italia) of Olivetti S.p.A.'s 50% equity investment in Webegg S.p.A. The transaction price of 57.5 million euros was determined on the basis of assessments performed by KPMG Corporate Finance for Telecom Italia and UBM for Olivetti.
  The operation will allow Webegg's specific knowhow to be integrated with that of the Telecom Italia Group Information Technology division, with a view to forming competence centres providing services for the Group itself and on the open market.

***

- On 29 January 2002 (with settlement date 12 February 2002), through a private placement with a select group of institutional investors, Olivetti International Finance N.V. re-opened the bond maturing in July 2009 for an additional amount of 250 million euros. As a result, total notes outstanding amount to 2,350 million euros.

- On 14 March 2002, through a private placement, Olivetti Finance N.V. issued a 500 million euro floating-rate bond, guaranteed by Olivetti S.p.A. The bond pays a quarterly coupon linked to 3-month Euribor + 130 basis points. The term is 3 years, which may be extended at the bondholders' option for subsequent 21-month periods up to a maximum overall term of 10 years.

- In April, the subsidiary Olivetti Finance N.V. successfully issued a multi-tranche bond. The operation raised proceeds totalling 1.5 billion euros, subdivided into two tranches maturing in 5 and 10 years. The terms of the issue are as follows:

  first tranche

amount:	1,000 million euros
issue date:	24 April 2002
maturity:	24 April 2007
coupon:	6.50% per annum

second tranche

amount:	500 million euros
issue date:	24 April 2002
maturity:	24 April 2012
coupon:	7.25% per annum

- On 22 April 2002, through a private placement, Olivetti Finance N.V. issued a 20 billion yen bond with a fixed 3.55% six-monthly coupon maturing in May 2032 (callable annually by the issuer after the 10th year).

- With a private placement, Olivetti Finance N.V. issued a bond for 300 million euros on 29 May and for an additional 300 million euros on 17 June. The bond bears a floating-rate quarterly coupon with a spread of 1.25%, and matures on 3 January 2006.

- On 24 June 2002, all outstanding notes of the "Olivetti Finance N.V. floating-rate 1999-2004" bond were early redeemed (as allowed by the bond regulation and in execution of the resolution adopted by the company's Board of Directors), for an amount corresponding to the nominal value of the notes (5,150 million euros), plus interest accrued to date.

- In the second half of 2002, Olivetti Finance N.V. launched additional euro bonds:
  1) a zero-coupon bond (with settlement date 20 September 2002) exchangeable for Telecom Italia ordinary shares for approximately 385 million euros (350 million euros issued on 29 July, followed on 27 August by exercise of the greenshoe option for a further amount of approximately 35 million euros by Lehman Brothers as global co-ordinator), maturing in March 2004; the bond is exchangeable for 41,400,000 Telecom Italia ordinary shares (at a price of 9.30 euros per share) representing approximately 0.79% of ordinary share capital;
  2) a bond placed privately on 7 August as part of the Euro Medium Term Note (EMTN) Programme for 200 million euros and bearing a floating-rate coupon of 1.45% over EONIA, maturing in February 2005;
  3) a bond placed privately on 9 August as part of the EMTN Programme for 250 million euros, with an annual 7.77% coupon, maturing in August 2032.
  4) the re-opening on 3 October of three bonds under the EMTN Programme, to re-finance and extend the repayment profile of existing debt.
     The overall gross proceeds of 1,550 million euros were as follows:
     - 400 million euros on the "Olivetti Finance N.V. floating-rate 2002-2006" bond for an original amount of 600 million euros, increased to 1,000 million euros;
     - 650 million euros on the "Olivetti Finance N.V. 6.5% 2002-2007" bond for an original amount of 1,000 million euros, increased to 1,650 million euros;
     - 500 million euros on the "Olivetti Finance N.V. 7.25% 2002-2012" bond for an original 500 million euros, increased to 1,000 million euros.

     Additionally, the above issues maturing in 2006 and 2007 were increased through private placements for 100 million euros each, thus raising the overall amounts to 1,100 million euros and 1,750 million euros respectively.

- On 18 December 2002 a debt-transfer operation took place by which Olivetti Finance N.V. (Netherlands) replaced Olivetti International Finance N.V. (Dutch Antilles) as the issuer of all the bonds already issued by the Antillean company under the EMTN Programme guaranteed by Olivetti S.p.A., as follows: the 4,950 million euro bond denominated "Euro Medium Term Note

Programme 5.375% due 2004" and the 2,350 million euros bond denominated "Euro Medium Term Note Programme 6.125% due 2009".

. On 23 December 2002 the following bonds were extinguished:
  - "Olivetti S.p.A. EONIA Linked notes 2001-2003" for a value of 400 million euros;
  - "Olivetti Finance N.V. 1% 2000-2005", exchangeable for Telecom Italia ordinary shares, for a nominal value of 1,235 million euros. As a result, the residual nominal loan amount decreased to 765 million euros;
  - "Olivetti Finance N.V. 5.375% 1999-2004" (originally issued by Olivetti International Finance N.V. for a nominal value of 750 million euros). As a result, the residual nominal loan amount decreased to 4,200 million euros.

***

All bonds issued by Olivetti Finance N.V. and Olivetti International Finance N.V. are guaranteed by the Parent Company Olivetti S.p.A..

Information by sector (CONSOB communication no. 98084143)

A) Information by business sector

The consolidated statement of income showing the results of the operating companies adjusted for consolidation purposes and the consolidated reclassified balance sheet showing the balances of these companies adjusted for consolidation purposes are set out on the following pages. The results and balances for consolidation purposes differ from those disclosed in the companies' respective statutory financial statements at 31 December 2002. The main consolidation adjustments are the elimination of intercompany gains and depreciation charges on assets transferred within the Group, the reversal of tax-related entries made largely in respect of depreciation, the valuation of equity investments (equity investments in subsidiary companies, by definition, appear in the consolidated accounts as the appropriate portion of the company's net equity used for consolidation purposes) and other adjustments made to align the results of the individual companies with the accounting policies adopted by the Group.

OLIVETTI GROUP - INCOME STATEMENT FOR THE YEAR 2002

(IN MILLIONS OF EUROS)

	OLIVETTI S.p.A.	FINANCE COMPANIES	TELECOM ITALIA GROUP		OLIVETTI TECNOST GROUP		OLIVETTI MULTISERVICES		WEBEGG GROUP (*)		CONSOLIDATION ADJUSTMENTS	TOTAL GROUP	
Third party revenues			30.400.4		906.1		75.8		25.6			31.407.9	
Revenues from Olivetti Group companies					7.9		43.5		19.5		(70.9)		
TOTAL NET REVENUES			**30,400.4**	**100.0**	**914.0**	**100.0**	**119.3**	**100.0**	**45.1**	**100.0**	**(70.9)**	**31,407.9**	**100.0**
OPERATING COSTS:													
Labour	(13.8)	(0.6)	(4.532.0)	(14.9)	(145.3)	(15.9)	(16.4)	(13.7)	(19.0)	(42.1)		(4.727.1)	(15.1)
Materials and services	(18.0)	(1.5)	(11,923.4)	(39.2)	(704.9)	(77.1)	(70.6)	(59.2)	(20.6)	(45.7)	70.9	(12,668.1)	(40.3)
Grants			19.0	-	1.0	0.1						20.0	0.1
Depreciation of tangible assets	(0.9)	(0.1)	(3,783.3)	(12.4)	(13.4)	(1.5)	(8.7)	(7.3)	(0.6)	(1.3)		(3,807.0)	(12.1)
Amortisation of intangible assets:													
Consolidation goodwill	(1,309.2)	(1.3)	(829.9)	(2.7)	(0.1)	(0.0)			(0.9)	(2.0)	(0.6)	(2,142.0)	(6.8)
Others	(76.8)	(4.3)	(1.226.3)	(4.0)	(11.2)	(1.2)	(0.2)	(0.2)	(0.7)	(1.6)		(1.319.5)	(4.2)
Value adjustments and provision for risks and charges		(3.4)	(752.6)	(2.5)	(15.5)	(1.7)	(3.9)	(3.3)	(0.2)	(0.4)		(775.6)	(2.5)
Other income (costs). net		(0.1)	43.0	0.1	(10.7)	(1.2)	(4.6)	(3.9)				27.6	0.1
Result before interest and taxes (EBIT) and non recurring income and charges	(1,418.7)	(11.3)	7,414.9	24.4	13.9	1.5	14.9	12.5	3.1	6.9	(0.6)	6,016.2	19.2
Non recurring income	157.4	4.9	2.810.4	9.2	5.6	0.6	5.8	4.9	0.1	0.2	6.0	2.990.2	9.5
Non recurring charges	(61.7)	(43.5)	(8,375.2)	(27.5)	(82.1)	(9.0)	(0.7)	(0.6)	(0.4)	(0.9)	77.6	(8,486.0)	(27.0)
EBIT	(1,323.0)	(49.9)	1,850.1	6.1	(62.6)	(6.8)	20.0	16.8	2.8	6.2	83.0	520.4	1.7
Income from equity investments	34.8	3.3	18.4	-								56.5	0.1
Financial income and charges, net	(771.7)	(66.5)	(1.499.4)	(4.9)	(17.4)	(1.9)	(2.3)	(1.9)	0.3	0.7	50.7	(2.306.3)	(7.3)
Value adjustments to financial assets	(90.5)	(13.7)	(682.0)	(2.2)	(0.2)	(0.0)			(0.7)	(1.6)	0.6	(786.5)	(2.5)
Result before taxes	(2.150.4)	(126.8)	(312.9)	(1.0)	(80.2)	(8.8)	17.7	14.8	2.4	5.3	134.3	(2.515.9)	(8.0)
Taxes	1.602.6	(7.8)	687.9	2.3	(11.0)	(1.2)	(6.9)	(5.8)	(2.9)	(6.4)	(51.7)	2.210.2	7.0
Result after taxes before minority interests	(547.8)	(134.6)	375.0	1.2	(91.2)	(10.0)	10.8	9.1	(0.5)	(1.1)	82.6	(305.7)	(1.0)
Minority interests			(472.2)	(1.6)	4.1	0.4			0.2	0.4	0.8	(467.1)	(1.5)
Net income for the year for consolidation purposes	(547.8)	(134.6)	(97.2)	(0.3)	(87.1)	(9.5)	10.8	9.1	(0.3)	(0.7)	83.4	(772.8)	(2.5)

(*) consolidated in Telecom Italia Group from 30 June 2002

OLIVETTI GROUP - BALANCE SHEET AS OF 31 DECEMBER 2002 BY COMPANY

(IN MILLIONS OF EUROS)

	OLIVETTI S.p.A.	FINANCE COMPANIES	TELECOM ITALIA GROUP	OLIVETTI TECNOST GROUP	OLIVETTI MULTISERVICES	CONSOLIDATION ADJUSTMENTS	TOTAL GROUP
Assets							
Short-term assets	2,221	7,498	16,033	646	106	(3,629)	22,875
Medium/long-term assets:							
. Intangible	179	22	12,918	31	1	21,410	34,561
. Tangible	1		19,291	66	89	2	19,449
. Other	23,975	9,200	4,620	18	8	(31,322)	6,499
TOTAL ASSETS	**26,376**	**16,720**	**52,862**	**761**	**204**	**(13,539)**	**83,384**
Liabilities							
Short-term liabilities	4,449	1,853	23,021	587	127	(3,657)	26,380
Medium/long-term liabilities	12,896	14,493	17,505	113	28	(8,655)	36,380
TOTAL LIABILITIES	**17,345**	**16,346**	**40,526**	**700**	**155**	**(12,312)**	**62,760**
TOTAL SHAREHOLDERS' EQUITY	**9,031**	**374**	**12,336**	**61**	**49**	**(1,227)**	**20,624**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**26,376**	**16,720**	**52,862**	**761**	**204**	**(13,539)**	**83,384**

OLIVETTI GROUP - ANALYSIS OF CAPITAL INVESTED AS OF 31 DECEMBER 2002 BY COMPANY

(IN MILLIONS OF EUROS)

	OLIVETTI S.p.A.	FINANCE COMPANIES	TELECOM ITALIA GROUP	OLIVETTI TECNOST GROUP	OLIVETTI MULTISERVICES	CONSOLIDATION ADJUSTMENTS	TOTAL GROUP
Inventories			411	150	23		584
Third party trade receivables, net	1		8,084	192	27		8,304
Other assets	1,152	51	5,108	98	35	(351)	6,093
Short-term operating assets	**1,153**	**51**	**13,603**	**440**	**85**	**(351)**	**14,981**
Third party trade payables	9		5,687	168	41	(9)	5,896
Other liabilities	649	201	11,804	186	29	(369)	12,500
Short-term operating liabilities	**658**	**201**	**17,491**	**354**	**70**	**(378)**	**18,396**
Operating working capital	495	(150)	(3,888)	86	15	27	(3,415)
Medium/long-term assets:							
. Intangible	179	22	12,918	31	1	21,410	34,561
. Tangible	1		19,291	66	89	2	19,449
. Other	23,554	475	4,620	18	5	(22,668)	6,004
A) CAPITAL INVESTED	**24,229**	**347**	**32,941**	**201**	**110**	**(1,229)**	**56,599**
Medium/long-term non-financial liabilities	3		2,487	80	7	(1)	2,576
Total shareholders' equity	9,031	374	12,336	61	49	(1,227)	20,624
B) TOTAL NON FINANCIAL SOURCES	**9,034**	**374**	**14,823**	**141**	**56**	**(1,228)**	**23,200**
C) NET FINANCIAL INDEBTEDNESS (RESOURCES) (A-B)	**15,195**	**(27)**	**18,118**	**60**	**54**	**(1)**	**33,399**

B) Other information

A geographical breakdown of revenues from sales and services is set out below:

(in millions of euros)	Year 2002	Year 2001	Changes absolute	%
Italy	25,029.5	24,895.3	134.2	0.5
Other European countries	2,454.6	2,494.8	(40.2)	(1.6)
Total Europe	**27,484.1**	**27,390.1**	**94.0**	**0.3**
North America	452.1	1,088.0	(635.9)	(58.4)
Central and South America	2,776.5	2,759.2	17.3	0.6
Australia, Africa and Asia	695.2	778.4	(83.2)	(10.7)
Total Group	**31,407.9**	**32,015.7**	**(607.8)**	**(1.9)**

Intercompany transactions between different business sectors or geographical areas are conducted at market prices and are eliminated during consolidation.

Quarterly results of the Olivetti Group

	Year 2002					Year 2001				
(in millions of euros)	1st quarter	2nd quarter	3rd quarter	4th quarter	**total**	1st quarter	2nd quarter	3rd quarter	4th quarter	**total**
Revenues from sales and services	7,533	8,010	7,660	8,205	**31,408**	7,409	7,925	7,802	8,880	**32,016**
Result before interest and taxes (EBIT) and non recurring income and charges	1,391	1,602	1,701	1,322	**6,016**	1,393	1,295	1,450	1,200	**5,338**
% EBIT on Revenues	*18.5%*	*20.0%*	*22.2%*	*16.1%*	***19.2%***	*18.8%*	*16.3%*	*18.6%*	*13.5%*	***16.7%***
EBIT	2,041	1,161	941	(3,623)	**520**	1,482	1,372	(232)	(639)	**1,983**
% EBIT on Revenues	*27.1%*	*14.5%*	*12.3%*	*-44.2%*	***1.7%***	*20.0%*	*17.3%*	*-3.0%*	*-7.2%*	***6.2%***
Net result	(187)	(324)	(349)	87	**(773)**	(479)	(608)	(1,093)	(910)	**(3,090)**
Net result before amortisation of goodwill on Telecom Italia acquisitions	136	(1)	(25)	410	**520**	(154)	(284)	(768)	(585)	**(1,791)**

Research & Development

In 2002 most of the Telecom Italia Group's R&D operations were conducted by TILAB, in some cases in co-operation with Pirelli Lab. R&D staff totalled 1,081 heads.
Activities consisted of study and testing in the wireline and mobile telecommunications areas and in the Internet area.
Research on Internet and mobile applications focused on testing of integrated technological and application solutions for the multimedia offer, development of access solutions and solutions for management of broadband users, development and assessment of advanced solutions for user environments (terminals, domestic cabling, application platforms).
Switching and networking research focused on IP networks with the development of Content Delivery Networks. Other special areas of interest were Wireless LANs and innovative telephony solutions on packet-switching networks.
In the area of network infrastructures, work was concerned with the metropolitan and transportation network, new automatic switching fibre networks, and the access network, where innovative solutions based on copper and fibre links are being developed.
During 2002, 45 patents were filed, an increase of 13% from 2001.
Total R&D expenditure for the year amounted to approximately 109 million euros. Subsidies and low-interest loans for R&D expenses collected during the year or due to be collected by TILAB amounted to approximately 12 million euros.

The Parent Company

In 2002, the Parent Company Olivetti S.p.A. operated purely as a holding, mainly in the wireline and mobile telecommunications sector, through its equity investment in the Telecom Italia Group, and, through controlling equity investments, in other industries, including office and Internet products and services (Olivetti Tecnost S.p.A.), and real-estate services (Olivetti Multiservices S.p.A.).

The Company closed financial 2002 with a net loss of 6,240 million euros (a net loss of 871 million euros in 2001) after equity investment writedowns of 8,400 million euros (175 million euros in 2001), including a writedown of 8,051 million euros on Telecom Italia S.p.A. shares made exclusively for tax purposes.

Capital investments for 2002 totalled 225 million euros and referred to equity investments. This compared with 584 million euros in 2001, of which 430 million euros for equity investments and 153 million euros for intangible assets and 1 million for tangible assets.

At 31 December 2002 shareholders' equity totalled 9,031 million euros, a decrease of 6,204 million euros against 15,235 million euros at 31 December 2001. The decrease arose as a result of the loss of 6,240 million euros posted for 2002, offset by share capital increases for 36 million euros following the conversion of bonds and exercise of warrants, net of use of restricted reserves tied to bond conversion/warrant exercise.

Net financial indebtedness at the end of 2002 totalled 15,195 million euros, a decrease of 1,127 million euros from the end of 2001 (16,322 million euros), which arose largely as a result of collection of dividends and equity investment disposals set against outlays mainly for financial charges.

Business performance for 2002 is reflected in the income statement set out below, reclassified in compliance with the Consob model for industrial holding companies pursuant to communication no. 94001437 of 23 February 1994:

(in millions of euros)	Year 2002	Year 2001	Changes
Financial income and charges			
1. Income from equity investments	1,979	85	1,894
2. Other financial income	41	37	4
3. Interest and other financial charges	(813)	(966)	153
Total financial income and charges	**1,207**	**(844)**	**2,051**
Value adjustments to financial assets			
4. Revaluations on equity investments	-	-	-
5. Write-downs on equity investments	(8,400)	(175)	(8,225)
Total value adjustments to financial assets	**(8,400)**	**(175)**	**(8,225)**
6. Other income from operations	**14**	**15**	**(1)**
Other costs from operations			
7. Non-financial services received	(26)	(49)	23
8. Leases and rentals	(2)	(3)	1
9. Payroll	(14)	(13)	(1)
10. Depreciation, amortisation and write-downs	(72)	(64)	(8)
11. Provisions for risks	-	(192)	192
12. Other operational expenses	(3)	(3)	-
Total other costs from operations	**(117)**	**(324)**	**207**
Result from ordinary operations	**(7,296)**	**(1,328)**	**(5,968)**
Extraordinary income and charges			
13. Income	240	23	217
14. Charges	(76)	(16)	(60)
Extraordinary income	**164**	**7**	**157**
Result before taxation	**(7,132)**	**(1,321)**	**(5,811)**
15. Taxation	892	450	442
Net income (loss) for the year	**(6,240)**	**(871)**	**(5,369)**

The year's *ordinary operations* closed with a loss of 7,296 million euros compared with a loss of 1,328 million euros in 2001.

This result arose as follows:

. 2,020 million euros of financial income (122 million euros in 2001) including:

- 1,979 million euros of dividends and related tax credits (85 million euros in 2001), of which 1,952 million euros from Telecom Italia (73 million euros in 2001, recorded as accrued), 14 million euros from Olivetti Multiservices, 7 million euros from Olivetti Finanziaria Industriale S.p.A., 4 million euros from Mediobanca and 2 million euros from other investee companies;
- 41 million euros of other financial income (37 million euros in 2001) including:
  - 3 million euros from securities and reverse repurchase agreements classified under current assets (largely investments in government securities);
  - 7 million euros of interest income from subsidiary companies (on borrowings and interest-bearing current accounts);
  - 4 million euros of interest income on bank current accounts;
  - 10 million euros of interest income on receivables from tax authorities ceded without recourse in previous years;
  - 11 million euros for exchange rate gains;

* 6 million euros of income on swaps;

. 813 million euros of interest expense and other financial charges (966 million euros in 2001), including:
  - 607 million euros to subsidiaries (814 million euros in 2001) in respect of borrowings and interest-bearing current accounts (of which 498 million euros to Olivetti Finance N.V. and 107 million euros to Olivetti Holding B.V.), with a decrease of 207 million euros from 2001;
  - 149 million euros on bond loans (62 million euros in 2001);
  - 3 million euros on medium/long-term borrowings (28 million euros in 2001);
  - 5 million euros for exchange rate losses (19 million euros in 2001);
  - 24 million euros from use of bank credit lines (29 million euros in 2001);
  - 14 million euros of swap charges;
  - 11 million euros on other financial operations (14 million euros in 2001);

. 8,400 million euros for writedowns of equity investments in subsidiary companies (175 million euros in 2001), including:
  - 8,051 million euros relating to Telecom Italia S.p.A. shares held as financial fixed assets, which were written down to the average market share price for the last six months in order to be eligible for tax benefits;
  - 69 million euros relating to Telecom Italia S.p.A. shares held as current assets, which were written down to market share prices at 30 December 2002;
  - 182 million euros relating to the equity investment in Olivetti Finance;
  - 98 million euros for writedowns and provisions on other equity investments.

. 14 million euros of other income from operations (15 million euros in 2001) consisting mainly of cost recoveries;

. 117 million euros in other costs of operations (324 million euros in 2001), including:
  - 26 million euros for non-financial services (49 million euros in 2001);
  - 72 million euros for depreciation and amortisation (63 million euros in 2001); this included 71 million euros in respect of intangible assets (62 million euros in 2001), of which 70 million euros for charges relating to share-capital increases and bonds subscribed in 2001;
  - 14 million euros for payroll costs (13 million euros in 2001);
  - 5 million euros in other costs of operations (6 million euros in 2001).

Extraordinary operations generated net income of 164 million euros, compared with net income of 7 million euros in 2001.

Extraordinary income amounted to 240 million euros, as follows:
- approximately 158 million euros from the sale of the Lottomatica equity investment;
- 72 million euros from the sale of the OMS2 equity investment;
- 9 million euros from the sale of the Webegg equity investment to the Telecom Italia Group;
- 1 million euros of other income.

Extraordinary charges amounted to 76 million euros (16 million euros in 2001), as follows:
- 71 million euros on the sale of Seat Pagine Gialle shares;
- 4 million euros on the sale of the Lottomatica equity investment;
- 1 million euros of other costs.

The heading *Taxation* reflects income of 892 million euros arising mainly from deferred tax assets (609 million euros) whose recovery is reasonably certain, booked as a result of the writedown of the Telecom Italia equity investment, and from the reversal of the reserve for deferred taxes provided in 2001, which became redundant (283 million euros).

The **balance sheet** of Olivetti S.p.A. at 31 December 2002 is laid out below:

(in millions of euros)	31.12.2002	%	31.12.2001	%	Changes
Short-term assets					
Financial resources	1,068	4.0	314	0.9	754
Operating assets	1,153	4.4	761	2.3	392
Total short-term assets	**2,221**	**8.4**	**1,075**	**3.2**	**1,146**
Medium/long-term assets					
Financial receivables and marketable securities	16	0.1	-	-	16
Medium/long-term interest accruals and prepayments	405	1.5	495	1.5	(90)
Equity investments	22,888	86.8	31,409	94.3	(8,521)
Other assets	846	3.2	316	1.0	530
Total medium/long-term assets	**24,155**	**91.6**	**32,220**	**96.8**	**(8,065)**
TOTAL ASSETS	**26,376**	**100.0**	**33,295**	**100.0**	**(6,919)**
Short-term liabilities					
Short-term debt	3,791	14.4	6,343	19.1	(2,552)
Operating liabilities	658	2.5	580	1.7	78
Total short-term liabilities	**4,449**	**16.9**	**6,923**	**20.8**	**(2,474)**
Medium/long-term liabilities					
Medium/long-term debt	12,893	48.9	10,788	32.4	2,105
Other liabilities	3	-	349	1.0	(346)
Total medium/long-term liabilities	**12,896**	**48.9**	**11,137**	**33.4**	**1,759**
TOTAL LIABILITIES	**17,345**	**65.8**	**18,060**	**54.2**	**(715)**
SHAREHOLDERS' EQUITY	**9,031**	**34.2**	**15,235**	**45.8**	**(6,204)**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**26,376**	**100.0**	**33,295**	**100.0**	**(6,919)**

Short-term assets at 31 December 2002 amounted to 2,221 million euros, an increase of 1,146 million euros from 1,075 million euros at 31 December 2001; this comprised an increase of 392 million euros in operating assets and an increase of 754 million euros in financial resources (mainly cash of 379 million euros, financial assets and financial receivables due from third parties for 271 million euros and financial receivables due from subsidiary companies for 104 million euros).

Medium/long-term assets at 31 December 2002 amounted to 24,155 million euros, reflecting a net decrease of 8,065 million euros compared with 32,220 million euros at 31 December 2001, of which 8,521 million euros referred to equity investments; the decrease arose from the writedown of Telecom Italia shares to average market value in the second half of 2002 in order to be eligible for tax benefits (8,051 million euros) and from the sale of the Webegg, OMS2 and Seat Pagine Gialle equity investments.

Medium/long-term interest accruals and prepayments decreased by 90 million euros, mainly for the accrued portion of the redemption premium on the "Olivetti 1.5% 2001-2004" and "Olivetti 1.5% 2001-2010" bonds.

Other medium/long-term non-financial assets increased by 530 million euros (mainly reflecting deferred tax assets).

Short-term liabilities at 31 December 2002 amounted to 4,449 million euros, with a decrease of 2,474 million euros compared with 6,923 million euros at 31 December 2001.
This reflected a decrease of 2,552 million euros in debt offset in part by an increase of 78 million euros in operating liabilities.
Specifically, the decrease of 2,552 million euros in debt arose mainly from a reduction of 2,890 million euros in amounts due to subsidiaries (including 1,905 million euros on interest-bearing current accounts) offset by an increase of 392 million euros in amounts due to banks and other lenders.

Medium/long-term liabilities at 31 December 2002 amounted to 12,896 million euros, an increase of 1,759 million euros from 11,137 million euros at 31 December 2001; this reflected an increase of 2,105 million euros in debt offset by a decrease of 346 million euros in other liabilities.
Specifically, the 2,105 million euros increase in medium/long-term debt consisted of an increase of 3,496 million euros in bonds, offset in part by a decrease of 1,559 million euros in amounts due to subsidiaries and a decrease of 52 million euros in amounts due to banks.

The table set out below analyses **capital invested** at 31 December 2002 and relating funding:

(in millions of euros)	31.12.2002	%	31.12.2001	%	Changes
Short-term operating assets	1,153	4.7	761	2.4	392
Short-term operating liabilities	(658)	(2.7)	(580)	(1.8)	(78)
Operating working capital	495	2.0	181	0.6	314
Long-term assets	23,734	98.0	31,725	99.4	(7,991)
Capital invested (A)	**24,229**	**100.0**	**31,906**	**100.0**	**(7,677)**
Medium/long-term non financial liabilities	3	0.0	349	1.1	(346)
Shareholders' equity	9,031	37.3	15,235	47.7	(6,204)
Total non financial sources (B)	**9,034**	**37.3**	**15,584**	**48.8**	**(6,550)**
Net financial indebtedness (A-B)	**15,195**	**62.7**	**16,322**	**51.2**	**(1,127)**

Capital invested was financed by debt for 62.7% (51.2% at the end of 2001) and by shareholders' equity for 37.3% (47.7% at the end of 2001).
Specifically, shareholders' equity decreased by 6,204 million euros during 2002 as follows:

- a decrease of 6,240 million euros for the loss for 2002;
- share-capital increases of 36 million euros (net of 25 million euros arising from free issues effected through use of reserves following the re-denomination of share capital in euros) as a result of conversion of bonds and exercise of warrants.

At 31 December 2002 the Company had **net financial indebtedness** of 15,195 million euros (16,322 million euros at 31 December 2001), as follows:

(in millions of euros)	31.12.2002	31.12.2001	Changes
Short-term financial resources			
Liquid funds	(519)	(140)	(379)
Financial assets and receivables from third parties	(365)	(94)	(271)
Receivables from subsidiary companies	(184)	(80)	(104)
Total short-term financial resources	**(1,068)**	**(314)**	**(754)**
Short-term debt			
Current portions of medium/long-term debt	54	90	(36)
Bonds	-	16	(16)
Bank borrowings and amounts due to other lenders	697	307	390
Amounts due to subsidiary companies	3,040	5,930	(2,890)
Total short-term debt	**3,791**	**6,343**	**(2,552)**
Total short-term net financial resources (A)	**2,723**	**6,029**	**(3,306)**
Medium/long-term financial assets:			
Amounts due for medium/long-term borrowings	(16)	-	(16)
Medium/long-term interest accruals and prepayments	(405)	(495)	90
Total medium/long-term financial assets	**(421)**	**(495)**	**74**
Medium/long-term debt			
Bonds	8,084 (*)	4,588	3,496
Amounts due to subsidiary companies	3,744	5,302	(1,558)
Amounts due to banks and other lenders	55	98	(43)
Medium/long-term accrued interest expenses	1,010	800	210
Total medium/long-term accruals and prepayments	**12,893**	**10,788**	**2,105**
Total medium/long-term net financial indebtedness (B)	**12,472**	**10,293**	**2,179**
Total net financial indebtedness (A+B)	**15,195**	**16,322**	**(1,127)**

(*) including 3,900 million euros subscribed by Olivetti Finance N.V.

The table set out below analyses the financial surplus generated in 2002:

(in millions of euros)	Year 2002
Dividends collection from Telecom Italia	(1,296)
Disposals	(577)
Tax credits assignments	(405)
Share capital increases	(36)
Costs for bond issues and borrowings	65
Settlement with Verizon (ex Bell Atlantic)	67
Cash disbursements for acquisitions, loss coverages, capital restorations and other	137
Financial charges and other disbursements net	918
Total net financial surplus	**(1,127)**

Dealings with related parties

(in millions of euros)	Subsidiary companies	Associated companies
Dividend income (excluding tax credit)	1,263	-
Other financial income	7	-
Financial charges	607	-
Other revenues	12	-
Purchase of goods and services	4	-
Trade and other receivables	305	-
Financial receivables	183	16
Trade and other payables	6	-
Financial payables	102,261	-

Employee Stock Option Plans

1999-2001 Plan

During 1999, a "Three-Year 1999-2001" Stock Option Plan" for the benefit of approximately one hundred managers of Olivetti S.p.A. and its subsidiaries was approved as a tool to provide incentives and boost management loyalty. Authorised by a Directors' resolution of 9 June 1999 and supplemented with a subsequent resolution of 29 November 1999, the plan provided for a maximum of 48 million warrants, non-transferable *inter vivos*, to be assigned free of charge to the beneficiaries. Each warrant gave an option on one Olivetti ordinary share at an overall price (par value plus share premium) of 2,320 Italian lire (equivalent to 1.198 euros), for a maximum nominal share-capital increase of 48 billion Italian lire (approximately 24.8 million euros). This increase, resolved by the above-mentioned Board meetings in execution of the proxy pursuant to art. 2443 of the Italian Civil Code (granted by the Extraordinary Shareholders' Meeting of 7 April 1999) complied with the limits set by art. 134, par 2, of Legislative Decree 58/1998.
The warrants assigned could be exercised at pre-specified times during the three-year period and could be accumulated until the end of the plan (January 2002). The first tranche was exercised in December 1999 and the second and third tranches in 2001 and in January 2002 respectively.
The evolution of the plan in 2001 and 2002 is illustrated in the table set out below:

	Year 2002			Year 2001			
	No.shares	Average exercise price (euros)	Market price (euros)	No. shares	Average exercise price (euros)	Market price (euros)	Notes
Rights existing at 1st January	8,038,315	-	1.43	26,255,000		2.24	
New rights assigned	-			-	-	-	
Rights exercised in the year	(5,654,982)	1.000	1.38	(18,216,685)	1,198/1,040	2.31	(1) (2) (3)
Rights expired in 2002	(2,383,333)		2.36	-			
Rights existing at 31/12	-			8,038,315	-	1,44	

(1) Annual average share prices (Source: Bloomberg)

(2) Exercise price equivalent to 1 euro (as adjusted following the share capital increase in November 2001) for no. 5,654,982 rights, relating to year 2002

(3) Exercise price equivalent to 1.198 euro for 12,171,682 rights and 1,040 euros (as adjusted following the share capital increase in March 2001) for 6,045,003 rights, relating to year 2001

***

2002-2004 Plans

On 24 February 2000 the Board of Directors approved a three-year stock option Plan from 1 January 2002 to 31 December 2004, assigning 29,500,000 warrants free of charge to approximately one hundred managers of the Company and its subsidiaries The warrants entitled the beneficiaries to subscribe to an equal number of Olivetti ordinary shares at a price of 3.308 euros per share (after adjustment for the share-capital increases of 2001), corresponding to the fair value of Olivetti ordinary shares at the date of the Board meeting.
The warrants were to be exercised in three tranches between 1 November and 15 December of 2002, 2003 and 2004, and could be accumulated until the end of the plan.
The relevant Directors' resolution, like that of the previous 1999-2001 plan, executed the proxy pursuant to art. 2443 of the Italian Civil Code granted by the Extraordinary Shareholders' Meeting of 7 April 1999.

The Company did not implement any operations that could encourage subscription of shares by its employees, pursuant to art. 2358 of the Italian Civil Code.

Subsequently, on 9 February 2001, after reversing its previous resolution of 24 February 2000 as untimely and no longer appropriate for the purpose for which it had been intended, the Board of Directors approved a share-capital increase for a total of 29 million euros through the issue of 29 million shares at a price of 2.515 euros per share (after adjustment for the share-capital increases of 2001). The capital increase services a stock option plan for managers of the Company and its subsidiaries for the three years 2002-2004; with regard to stock options already assigned to managers on the payroll as of 24 February 2000 who have since left the Group (1,330,000 options), the original terms and conditions apply.
The Company has not implemented any operations that could encourage subscription of shares by its employees, pursuant to art. 2358 of the Italian Civil Code.

At 31 December 2002, all the stock options assigned in connection with the two Directors' resolutions illustrated above (30,330,000 rights, of which 1,330,000 to be exercised at a unit price of 3.308 euros and 29,000,000 to be exercised at a unit price of 2.515 euros) were still unexercised. They entitled the beneficiaries to subscribe 30,330,000 Olivetti shares (the share price at 31 December 2002 was 0.969 euros).

Shares in Olivetti S.p.A. and its subsidiaries held by Directors, Statutory Auditors and Chief Operating Officer of Olivetti S.p.A. (CONSOB Regulation no. 11971/1999 and subsequent amendments)

In compliance with CONSOB Regulation no. 11971/1999 and subsequent amendments, shares issued by Olivetti S.p.A. and its subsidiaries that are owned by Company Directors, Statutory Auditors and Chief Operating Officer are detailed below.

	(1)	(2)	(3)	(4)		(5)	(6)	(7)
	Investee company	Shares held at 31.12.2001 *(or at date of appointment, if during the year 2002)*	Type of shares	Type of ownership	Modalities of ownership	Number of shares purchased	Number of shares sold	Shares held at 31.12.2002 *(or at date of resignation)*
Board of Directors								
Chairman								
TESONE Antonio	Olivetti S.p.A.	224	ordinary	full ownership	indirect	0	0	224
	Telecom Italia Mobile S.p.A.	625	ordinary	full ownership	indirect	0	0	625
Deputy Chairman and Chief Executive Officer								
TRONCHETTI PROVERA Marco	-	0	-	-	-	0	0	0
Deputy Chairman								
BENETTON Gilberto	-	0	-	-	-	0	0	0
Chief Executive Officer								
BUORA Carlo	-	0	-	-	-	0	0	0
Directors								
CAPRIO Lorenzo	-	0	-	-	-	0	0	0
CIRLA Giorgio	-	0	-	-	-	0	0	0
FABRIZI Pier Luigi	-	0	-	-	-	0	0	0
GERONZI Cesare	Olivetti S.p.A.	15,250	ordinary	full ownership	direct	59,475	74,725	0
	Telecom Italia S.p.A.	0	ordinary	full ownership	direct	3,980	2,180	1,800
	Telecom Italia S.p.A.	4,950	savings	full ownership	direct	7,250	6,600	5,600
	Telecom Italia Mobile S.p.A.	5,000	ordinary	full ownership	direct	4,900	2,900	7,000
	Seat Pagine Gialle S.p.A.	23,000	ordinary	full ownership	direct	13,000	36,000	0
MION Gianni	-	0	-	-	-	0	0	0
NATTINO Giampietro	-	0	-	-	-	0	0	0
PIERRI Paola	-	0	-	-	-	0	0	0
PIRELLI Alberto	Telecom Italia S.p.A.	550	ordinary	full ownership	(** direct	0	0	550
	Telecom Italia Mobile S.p.A.	750	ordinary	full ownership	(** direct	0	0	750
	Seat Pagine Gialle S.p.A.	3,000	ordinary	full ownership	(** direct	0	0	3,000
PURI NEGRI Carlo Alessandro	-	0	-	-	-	0	0	0
ROCCO di TORREPADULA Giancarlo	-	0	-	-	-	0	0	0
TREVISAN Dario	Olivetti S.p.A. (*)	6,961	ordinary	full ownership	direcct	0	0	6,961
	Seat Pagine Gialle S.p.A.	1,000	ordinary	full ownership	direct	0	0	1,000
VARISCO Alberto	Seat Pagine Gialle S.p.A.	5,000	ordinary	full ownership	direct	0	0	5,000
Former Directors								
BONDI Enrico	-	0	-	-	-	0	0	0
MODIANO Pietro	-	0	-	-	-	0	0	0
Board of Statutory Auditors								
Chairman								
FORNASARI Angelo	-	0	-	-	-	0	0	0
Regular Auditors								
BENNANI Vittorio	-	0	-	-	-	0	0	0
CARAMANTI Franco	Telecom Italia S.p.A.	20,000	savings	full ownership	(** indirect	0	0	20,000
Chief Operating Officer								
ARIAUDO Corrado	Olivetti S.p.A.	0	ordinary	full ownership	direct	533,332 (***)	233,332	300,000
	Telecom Italia S.p.A.	50,000	ordinary	full ownership	direct	0	0	50,000
	Telecom Italia S.p.A.	200,000	savings	full ownership	direct	0	0	200,000
	Telecom Italia Mobile S.p.A.	25,000	ordinary	full ownership	direct	0	0	25,000

(*) The number of shares owned at 31 December 2001 is adjusted with respect to data contained in the Annual Report 2001

(**) Operations carried out by separate company-managed asset portfolio

(***) Through exercise of stock options

Other information

At 31 December 2002 Olivetti S.p.A. treasury stock comprised 2,697,500 ordinary shares with a par value of 1 euro per share, arising from the conversion of an equal number of savings shares following approval by the Extraordinary Shareholders' Meeting of 4 July 2000 of the compulsory conversion of preferred and savings shares into ordinary shares. The shares, which are stated in the accounts at a unit carrying value of 0.852 euros, also arise from shareholder-approved purchases of stock from employees of the Company and its subsidiaries as a result of fulfilment of the conditions of the relative share offer regulations requiring that the shares be sold back to the Company.
The Shareholders' Meeting of 4 October 2000 authorised the Board of Directors, pursuant to art. 2357 ter, par 1, to dispose of all the above-mentioned treasury shares by 31 December 2002 through the distribution, in one or more operations, of non-compulsory purchase options to former employees of the Company and its subsidiaries who continue to provide services for the Group.

Equity investment writedowns pursuant to current tax laws

The Telecom Italia equity investment writedown (8,051.1 million euros), pursuant to art. 2426 par 2 of the Italian Civil Code, was recorded in the Company's Statutory Financial Statements in compliance with tax laws in order to obtain tax benefits for which the Company would not otherwise be eligible; the writedown reduced carrying value by an amount equivalent to the difference between the book value and the arithmetic mean value of daily share prices in the second half of the year, as envisaged under art. 66, par 1 bis of Presidential Decree no. 917/1986.
Had this writedown not been applied, Olivetti S.p.A. would have posted positive result before taxes for financial 2002 of 919 million euros, reflecting an improvement equal to the writedown amount; its result, net of the taxation that would otherwise have been applied, would have been positive (733.1 million euros), reflecting an improvement of 6,973.1 million euros, which would also have been reflected in shareholders' equity at 31 December 2002.
Following the above equity investment writedown, the consolidated result reflected the combined benefit of the lower tax payable by Olivetti S.p.A. and the deferred tax assets posted by Olivetti S.p.A., for a total of 1,078 million euros; had the writedown not been applied, the Olivetti Group consolidated net result and shareholders' equity would have been worse by a similar amount.

Since the above differences arose, as illustrated above, from the writedown of equity investments applied pursuant to art. 2426 par 2 of the Italian Civil Code, they will be retained unchanged in future financial statements, as will the related tax benefits.

ANNUAL REPORT ON THE COMPANY'S SYSTEM OF CORPORATE GOVERNANCE

The Company's system of corporate governance has been gradually enhanced to ensure maximum transparency and efficient management. It takes the Voluntary Code of Conduct drawn up by Borsa Italiana as its frame of reference.

Composition and duties of the Board of Directors

The 16-member Board of Directors acting in 2002 was elected by the ordinary Shareholders' Meeting of 13 October 2001; later, two Directors were co-opted to replace outgoing Directors who resigned. The table below showing the composition of the Board of Directors specifies for each Director the position held, the expiry of his or her mandate and important positions held other than in the Company.

Name	Office	Date of appointment	Expiry date	Other offices
Antonio Tesone	Chairman	13 October 2001	2003 Annual Report approval	Chairman Olivetti International S.A.; Director Sogefi S.p.A and Sema S.p.A.
Marco Tronchetti Provera	Deputy Chairman and Chief Executive Officer	13 October 2001	2003 Annual Report approval	Chairman Telecom Italia S.p.A., Olimpia S.p.A., Pirelli & C. S.a.p.A., Pirelli & C. Real Estate S.p.A., Camfin S.p.A.; Chairman and Chief Executive Officer Pirelli S.p.A.; Deputy Chairman Confindustria; Director Fondazione Teatro alla Scala and Università Commerciale Luigi Bocconi; Chairman of the Council for Italo-American Relations, member of the Assonime Steering Committee, of the European Round Table of Industrialists, of the Italian Group of the Trilateral Commission, of the International Advisory Board of Allianz, of the International Council of J.P. Morgan and of New York Stock Exchange European Advisory Committee.
Gilberto Benetton	Deputy Chairman	13 October 2001	2003 Annual Report approval	Chairman Autogrill S.p.A., Benfin S.p.A., C.F.I. S.p.A., Edizione Holding S.p.A., Edizione Property S.p.A., Ragione S.a.p.a. di G. Benetton & C., Verde Sport S.p.A.; Deputy Chairman Fondazione Benetton, Telecom Italia S.p.A., Olimpia S.p.A.; Sole Director of Regia S.r.l. and Immobiliare Marca S.r.l.; Director of Benetton

				Group S.p.A., Area Nord Concessionaria di Pubblicità, Banca Antoniana Popolare Veneta, Impresa Tipografica Veneta, Mediobanca S.p.A., Pirelli S.p.A., Schemaventotto S.p.A., Sep S.p.A., Società Finanziaria Editrice San Marco, HMS Host Corp., Autostrade S.p.A., Beni Stabili S.p.A., Lloyd Adriatico S.p.A., Autopistas C.E.S.A.
Enrico Bondi	Chief Executive Officer	13 October 2001	5 September 2002 (resignations)	
Carlo Buora	Chief Executive Officer	13 October 2001	2003 Annual Report approval	Chaiman of Telecom Italia Mobile S.p.A.; Chief Executive Officer of Telecom Italia S.p.A. and Pirelli S.p.A.; Director of Olimpia S.p.A., Pirelli & C. S.a.p.A., Pirelli & C Real Estate S.p.A., Pirelli Societe Generale S.A., Pirelli & C. Ambiente S.p.A., Pirelli International Ltd., Pirelli & C. Real Estate Ltd., Pirelli Labs S.p.A., HDP Holding di Partecipazioni S.p.A., Mediobanca S.p.A., RAS S.p.A. and Tecnost S.p.A; Member of Board of Management of Pirelli Cable Holding N.V..
Lorenzo Caprio	Director	13 October 2001	2003 Annual Report approval	Statutory Auditor of Commercial Union Previdenza, Commercial Union Assicurazioni, Commercial Union Life and Commercial Union Insurance; Professor of Corporate Finance at Università Cattolica del Sacro Cuore in Milan and Professor of Corporate Finance and Corporate banking at Italian Switzerland University of Lugano.
Giorgio Cirla	Director	13 October 2001	2003 Annual Report approval	Chief Executive Officer of Interbanca S.p.A.; Chairman of Interbanca International Holding SA; Director of SNIA S.p.A., Sirti S.p.A., Hopa S.p.A., Interbanca Gestione Investimenti SGR S.p.A., Antonveneta ABN Amro Bank S.p.A., Antonveneta ABN Amro SGR S.p.A., Imprenditori Associati S.p.A..
Pier Luigi Fabrizi	Director	13 October 2001	Approv. Annual Report at 31 December 2003	Chairman of Monte dei Paschi di Siena S.p.A.; Deputy Chairman of Banca Nazionale

				del Lavoro S.p.A.; Director of Banca Agricola Mantovana S.p.A., Banca Monte Parma S.p.A., Unipol Assicurazioni S.p.A., Italian Bankers Association; Professor of Security Market Economics at Università L. Bocconi, Milan.
Cesare Geronzi	Director	13 October 2001	2003 Annual Report approval	Chairman of Capitalia S.p.A.; Deputy Chairman and Executive Committee Member of Mediobanca S.p.A.; Director of the Board of Italian Bankers Association and of CASPIE; Member of the Steering Committee of Assonime; Member of Executive Committee of Associazione "Guido Carli"; Deputy Chairman Isti tuto della Enciclopedia Italiana founded by Giovanni Treccani S.p.A..
Gianni Mion	Director	13 October 2001	2003 Annual Report approval	Chief Executive Officer of Edizione Holding S.p.A. and Schemaventotto; Deputy Chairman of Telecom Italia Mobile S.p.A.; Director of Benetton Group S.p.A., Autogrill S.p.A., 21 Investimenti S.p.A., Autostrade S.p.A., Sagat S.p.A., Olimpia S.p.A., Telecom Italia S.p.A., Seat PG S.p.A., Interbanca S.p.A., Banca Antonveneta S.p.A. and 21 Partners Società di Gestione del Risparmio S.p.A.
Pietro Modiano	Director	13 October 2001	7 November 2002 (resignations)	
Giampietro Nattino	Director	13 October 2001	2003 Annual Report approval	Chairman of Pirelli Cavi e Sistemi telecom S.p.A., Pirelli Cavi e Sistemi Energia S.p.A. and GSC Proxitalia S.p.A.; Deputy Chairman of Borsa Italiana S.p.A., Fideuram Fondi S.p.A., ASSOSIM, Fondo Nazionale di Garanzia; Chief Executive Officer of Banca Finnat Euramerica S.p.A. Finnat AG Zurigo; Director of Generali SGR, Finnat Investments S.p.A., Banca Fideuram S.p.A., Caltagirone Editore S.p.A., Pirelli & C Real Estate S.p.A., Finnat Fiduciaria S.p.A., SCIA S.p.A.. Fedra S.r.l..
Paola Pierri	Director	Coopted on 7 November 2002	First Shareholders' Meeting of the year 2003	Deputy General Manager of Unicredito Italiano

Alberto Pirelli	Director	13 October 2001	2003 Annual Report approval	Deputy Chairman Pirelli & C S.a.p.A., Pirelli S.p.A. and G.P.I. Gruppo Partecipazioni Industriali S.p.A.; Director of Camfin S.p.A., SMI S.p.A., Olimpia S.p.A. and GIM S.p.A..
Carlo Alessandro Puri Negri	Director	13 October 2001	2003 Annual Report approval	Deputy Chairman and Chief Executive Officer of Pirelli & C. Real Estate S.p.A.; Deputy Chairman of Camfin S.p.A.; General Partner and Chief Operating Officer of Pirelli & C. S.a.p.A.; Director of Olimpia S.p.A., Pirelli S.p.A., Telecom Italia S.p.A., Permasteelisa and AON Italia S.p.A; Deputy Chairman of Pirelli & C. Ambiente S.p.A.; Member of the Management Board of the Pirelli & C. S.a.p.A. Voting Trust.
Gian Carlo Rocco di Torrepadula	Director	Coopted on 5 September 2002	First Shareholders' Meeting of the year 2003	Member of Steering Committee of Pirelli S.p.A.; Director of Pirelli Cultura S.p.A.; Member of Steering Committee of UPA; Manager of "Communication & Image" of Telecom Italia Group; Chairman of Communication Committee of Telecom Italia Group- TIM – Seat PG; Member of Management Committee of Telecom Italia S.p.A..
Dario Trevisan	Director	13 October 2001	2003 Annual Report approval	Trevisan & Associati legal firm; Common Representative of Savings Non Convertible shareholders of Marzotto & Figli S.p.A.; International Member of Council of Institutional Investors, of Board of Governors of International Corporate Governance Network, of Eurolegal (European legal association)
Alberto Varisco	Director	13 October 2001	2003 Annual Report approval	Director of Caboto IntesaBci SIM S.p.A. and e-MID S.p.A.; Manager of M&A and Equity Origination (Corporate Division) of Banca Intesa S.p.A.; Member of the technical Commission for finance of Italian Bankers Association.

The powers attributed to the Company officers by the Board of Directors are as follows:

Chairman Antonio Tesone – legal representation and signature on the Company's behalf. No management powers were attributed to the Chairman.

Deputy Chairmen – Deputy Chairman Marco Tronchetti Provera was granted the same powers as the Chairman. Deputy Chairman Gilberto Benetton was granted the same powers as the Chairman and the Deputy Chairman Tronchetti Provera, to be exercised in the absence of the Chairman or of the other Deputy Chairman.

In his capacity as Chief Executive Officer, Marco Tronchetti Provera may carry out all Company business with the following restrictions: power to issue, with a single signature, personal guarantees up to 50 million euros for Group companies and up to 20 million euros for third parties; power to invest, dispose of and acquire controlling and associated interests and to dispose of companies or businesses thereof in any manner, for amounts no greater than 250 million euros;

Chief Executive Officer Carlo Buora: management powers regarding ordinary Company business.

The Board of Directors, in accordance with the bylaws, has the widest powers for the ordinary and extraordinary administration of the Company, since it is empowered to carry out any business which is not expressly the domain of the shareholders, whether by law or under the bylaws.

Even in the absence of a specific bylaw, but as accepted practice, the following are the exclusive domain of the Board :

- examination and approval of the industrial, financial and strategic planning of the Company, as well as the corporate structure of its Group;
- granting and withdrawal of powers to the Chief Executive Officers and the definition of any limits and operating procedures;
- determination, after examining the proposals of the specific Committee and the opinion of the Board of Statutory Auditors, of the remuneration of the Chief Executive Officers and those Directors with specific mandates;
- supervision of operations in general, with a particular focus on any situations involving conflicts of interest, taking into account the information received from the Chief Executive Officers and the Internal Control Committee and regularly comparing results achieved with those forecast;
- examination and approval of any transactions of financial significance, particularly with related parties;
- verification of the suitability of the general administrative and organisational structure of the Company and of the Group as set up by the Chief Executive Officers;
- reporting to the Shareholders' Meetings.

In accordance with point 2.1 of the Voluntary Code of Conduct, the Deputy Chairman and Chief Executive Officer Marco Tronchetti Provera and the Chief Executive Officer Carlo Buora are deemed to be executive Directors, in that they have operational/managerial powers further to the granting of the above-mentioned powers.

Point 3.1 of the Voluntary Code of Conduct establishes that "independent Directors" are those who:

a) do not carry out business, directly, indirectly or on behalf of third parties, nor have recently carried out such business with the Company, its subsidiaries, its executive Directors, the

shareholder or group of shareholders who control the Company, such as would affect their independence of judgement;

b) do not own, directly or indirectly or on behalf of third parties, equity interests of a size to enable them to exercise control or significant influence over the Company, nor are party to private shareholder agreements regarding the control of the Company;

c) are not closely related to the Company executive Directors or to parties as in points a) and b) above.

In light of the above definition, 6 of the remaining 14 Directors (the Chairman Antonio Tesone and the Directors Lorenzo Caprio, Giorgio Cirla, PierLuigi Fabrizi, Cesare Geronzi and Dario Trevisan) qualify as "independent".

The Chairman, as part of the functions attributed to him by the bylaws, supervises the activities of the Board, ensuring that the statutory and legal regulations in force are properly applied, using the powers granted to him by law and the Articles of Association, chairs and supervises the Company's Shareholders' Meetings.

The Board of Directors held nine meetings in 2002; the overall attendance was more than 76% (76.39). The Board has also already met twice in 2003. The Company has approved the calendar of corporate events for 2003, which has been announced to the market, on the basis of which at least six Board meetings are envisaged.

In applying article 19 of the Bylaws, those Directors with powers granted pursuant to article 2381 of the Italian Civil Code report at least quarterly to the Board of Directors and the Board of Statutory Auditors (also pursuant to article 150 of Legislative Decree 58/1998) on their activities, on extraordinary transactions as well as on those where there could be a potential conflict of interest, following a specific Procedure illustrated later in this report.

Appointment and remuneration of the Directors

The list vote mechanism is not envisaged when electing Directors.

The Board of Directors did not deem it necessary to establish an internal committee to propose Directors for election.

At the aforementioned Shareholders' Meeting held on 13 October 2001, all shareholders, upon entering the hall, were provided with a printed document containing the names of the proposed candidates and a detailed *curriculum vitae* for each one.

The same meeting, pursuant to article 2389, par 1, of the Italian Civil Code, voted to grant the Board of Directors overall annual emoluments of 826,331.04 euros, to be divided equally among the Directors, which will be computed before the net profit in the financial statements.

On 13 October 2001, the Board of Directors formed a **Remuneration Committee** (expanding the duties of the already existing Emoluments Committee) and provided that part of its duties is to formulate proposals to the Board for the remuneration of the Chief Executive Officers and those Directors with specific mandates, to formulate proposals, at the request of the Chief Executive Officers, for determining the criteria used for the remuneration of the top management of the Company, and to conduct preliminary examinations of stock option proposals. As regards composition, the Board voted

that the Committee comprise at least three Directors, who elect the Chairman and, even if not one of them, a Secretary, with the members of the Board of Statutory Auditors as well as the Chief Executive Officers being entitled to attend the meetings.

The Committee meets whenever the Chairman deems it appropriate or upon the request of another member or Chief Executive Officer.

The Board also voted that notice of the meetings of the Committee as well as the validity of the meetings and the decisions thereof shall be governed by the same regulations stated in the Bylaws regarding Board meetings of the Company.

The Board elected to the Committee Lorenzo Caprio, Pietro Modiano and Antonio Tesone, all non-executive and independent Directors.

At the meeting held on 13 November 2001, the Committee elected the Chairman (Antonio Tesone) and the Secretary (Piera Rosiello). It also formulated proposals regarding the emoluments for those Directors with specific mandates, as per article 2839, par 2, of the Italian Civil Code, expressing the opinion that, since the Company is a pure holding company (which therefore reflects the results of the operating subsidiaries), it was not appropriate to envisage a variable element in the emoluments, only a fixed one.

The Committee's proposals were approved by the Board of Directors (in the meeting held on 13 November), which therefore voted to grant those Directors with specific mandates the emoluments which are stated next to each name in the Report on Operations.

On 7 November 2002, the Director Paola Pierri was elected to the Committee to replace Pietro Modiano who resigned.

No stock options are envisaged for Directors in service.

Internal control system

1) For a number of years, the Company has had an internal control function, one of whose duties is to ensure, with regard to Olivetti itself and also to its unlisted subsidiaries, the adequacy of the corporate regulations regarding processes as well as the reliability and correctness of the accounts and compliance with relevant laws and regulations.

   In 2002, the Board of Directors adopted a proposal by the Internal Control Committee to designate the consortium In.Tel.Audit, originally formed by the subsidiaries Telecom Italia, TIM and Seat Pagine Gialle, and in which Olivetti had in the meantime become a member, as the Head of Internal Control (pursuant to article 9.4 of the Voluntary Code of Conduct) for the purpose of verifying the adequacy and efficiency of the current internal control system.

   With reference to Legislative Decree 231/2001 (Administrative liability of bodies for offences committed by its collaborators), the consortium will also, on behalf of all its member companies, identify and assess areas of operation that are at risk and draw up an appropriate "dispensing organisational model" that takes account of the particular characteristics of each member company.

   The Board deems the Company's internal control system as a whole to be adequate.

2) The Board of Directors has set up, within its ambit, an "Internal Control Committee", establishing that:

a) as regards consultative and proposing duties vis-à-vis the Board of Directors, the Committee should in particular:
- evaluate the adequacy of the internal control system;
- evaluate the work schedule prepared by the internal control officers and receive regular reports from them;
- evaluate the proposals of the external auditors for their audit services as well as the work schedule for the audit and the results stated in the Audit Report and in the Suggestions Report;
- report to the Board at least once every six months, when the annual accounts and the half-year report are approved, regarding the activities carried out and the adequacy of the internal control system;
- carry out any further duties which it may be assigned by the Board of Directors, particularly regarding relations with the external auditors;

b) as regards composition, that:
- the Committee comprise non-executive directors, who shall elect a Chairman and, even if not one of them, a Secretary;
- the Board of Statutory Auditors, the Chief Executive Officers as well as, if invited, the head of the Internal Auditing Department and one or more Chief Operating Officers may attend the meetings;

c) as regards activities, that:
- the Committee meet at least twice a year, before the Board meetings for the approval of the Annual Report and the Half-Year Report, or whenever the Chairman deems it appropriate or upon the request of another member or Chief Executive Officer;
- notice of the meetings as well as the validity of the meetings and the decisions thereof shall be governed by the same regulations stated in the Bylaws regarding meetings of the Company Board of Directors .

The Company is updating the duties attributed to the Internal Control Committee and its composition in line with the new provisions of the revised July 2002 edition of the Code of Voluntary Conduct.

In 2002 the Internal Control Committee met six times; as of the date of approval of this Report, it has already held two meetings in 2003.

The members of the Internal Control Committee are:
Antonio Tesone (Chairman), Lorenzo Caprio and Alberto Varisco.

The Committee evaluated the suitability of Olivetti's membership of the consortium In.Tel.Audit Scrl; during the year. It also conducted a detailed examination of the specific characteristics of the "Head of Internal Control", as a result of which, as already mentioned in heading 1) above, it drew up a proposal for the consortium to be designated to this duty; t established a continuous flow of information with the Independent Auditors, also with regard to the audit plan drawn up by them; it examined the half-year report and the quarterly reports for financial 2002.

With regard to corporate governance, the Committee analysed the Code and the Procedures that the Company intended to adopt (see the specific sections in this Report) and expressed a positive opinion thereof.

Dealings with related parties

In order to ensure proper conduct and management transparency, at its meeting of 25 July 2002, the Board of Directors approved a set of "Principles of Conduct" to be observed in the execution of operations, including infragroup operations, with "related parties" (as defined by International Accounting Standard - IAS - 24).

At the same meeting, the Board also adopted a special Procedure ("Procedure for compliance with the requirements of article 150, par 1. of Legislative Decree no. 58 of 1998"), to be observed by all Directors and Statutory Auditors, in order to guarantee complete and effective information flows pursuant to the above-mentioned article 150, to article 19 of the Bylaws and to CONSOB recommendations concerning corporate governance. The Procedure is designed to ensure that activities performed, operations of particular importance, non-typical or unusual operations and operations transacted with related parties are fully transparent in substance and at procedural level, and makes the entire Board responsible for the resolutions adopted in connection with such operations.

The Procedure was amended at the Board meeting of 13 February 2003 to take account of the notion of "related parties" adopted by CONSOB with effect from 1 January 2003 and is now consistent with the pronouncements of CONSOB where CONSOB adopts definitions of a more stringent nature; it remains unchanged where the original text drawn up by the Company is more stringent.

The Principles and the Procedure may be consulted on the Company web site, www.olivetti.it, under the heading "Investor Relations", sub-heading "Corporate Governance", and will be sent in hard copy to any person who may request a copy.

Code of Conduct with regard to Insider Dealing

On 7 November 2002, the Company implemented the relevant regulations issued by Borsa Italiana and adopted a "Code of Conduct with regard to Insider Dealing", which governs disclosure to the Company and to the market of transactions on Group listed securities executed by so-called "relevant persons".

The Code adopts a more rigorous approach than the regulations drawn up by the Market Authority with regard to insider dealing, compared with which it presents a number of significant differences (including: reduction of the quantitative thresholds for market disclosure of transactions on a quarterly basis or at the time of the transaction; indication of periods during which Relevant Persons may not transact operations on Group securities; extension of disclosure requirements to cover financial instruments issued by controlling companies as well as by subsidiary companies; considerable flexibility in the identification of Relevant Persons in order to take account of contingencies in which additional parties may have access to company strategy).

The Code took effect earlier than the term established by Borsa Italiana (1 December 2002 instead of 1 January 2003) and also comprises a particularly severe system of penalties. The document may be consulted on the Company web site, www.olivetti.it under the heading "Investor Relations", sub-heading "Corporate Governance", and will be sent in hard copy to any person who may request a copy.

Treatment of confidential information

Management of confidential information is supervised directly by the Chairman or by the Deputy Chairman and Chief Executive Officer.

With regard to communication of price-sensitive information to the public, the Company recently approved a special Procedure, which specifies, among other things, the measures to be taken in the event of rumours or requests for information from the market control and supervisory bodies and the conduct to be observed to ensure non-selective use of company information during meetings with the shareholders, with the financial community and with the Press.

Investor relations (in particular relations with institutional investors)

The company has a special unit (investor.relations@olivetti.com) which is responsible for relations with shareholders and institutional investors.

The Board of Directors has not deemed – and in the present circumstances does not deem – it necessary to adopt rules for Shareholders' Meetings since it believes that the powers assigned to the Chairman of the Board of Directors in this respect are amply sufficient for the normal business of Shareholders' Meetings.

Statutory Auditors

In accordance with article 20 of the Company Bylaws, the election (or integration following substitution or forfeiture) of the Board of Statutory Auditors occurs by means of a list vote. Those shareholders who alone or together own voting shares equivalent to at least 5% of the corresponding share capital may present one (and only one) list.

Each candidate may be presented in one list only, pain of ineligibility; candidates who are Statutory Auditors in another five listed companies (excluding Olivetti S.p.A.'s controlling or subsidiary companies) or who do not possess the necessary requirements of character and professional background may not be listed.

The lists (together with, pain of inadmissibility, the acceptances of the individual candidates, the statements declaring absence of reasons of ineligibility and incompatibility and the statements declaring existence of the conditions required by law and the bylaws) must be presented at the Company's registered offices at least five days prior to the date of the first calling of the Shareholders' Meeting.

LEGAL PROCEEDINGS

Olivetti S.p.A.

The legal proceedings involving the Parent Company are described below:

1. Currently under preliminary examination by magistrates in Rome are the criminal charges of corruption and peculation brought by the Rome State Prosecutor against former representatives and former employees of Olivetti (and of the Italian Post Office) regarding products and services provided by Olivetti to the Post Office in the early 1990s; the Rome magistrates acquitted all the Olivetti people involved in the investigation of the charge of peculation, since the fact did not amount to a crime. The State Prosecutor lodged an appeal against the sentence. Recently the Rome magistrates fully acquitted all the former Olivetti managers involved in the investigation of charges of corruption
2. With regard to the dispute in the Rome courts between Olivetti and Poste Italiane S.p.A. for non-payment by Poste Italiane S.p.A. of products and/or technical assistance, sentences passed to date are in favour of Olivetti and have been appealed by Poste Italiane S.p.A..
3. In relation to the disposal of the personal computers business in April 1997, lawsuits have been brought before the Ivrea courts against Olivetti and its subsidiary Olivetti Finanziaria Industriale S.p.A. (which had merged Sy.F.A. S.p.A., which had in turn merged Olivetti Personal Computers S.p.A) by:
   a) Centenary Corporation and Centenary International, for damages (250 billion Italian lire equivalent to 129.1 million euros claimed but lacking evidence) which the plaintiffs allege they suffered as a consequence of the acquisition of the Olivetti Group's personal computers business (through acquisition of the specific business unit, which was spun off to OP Computers S.p.A., established for that purpose);
   b) ex-employees of OP Computers S.p.A., to ascertain that the contracts relating to the aforementioned disposal of the personal computers business are null and void, to obtain reinstatement as employees of Olivetti, with payment of salary differences and damages (calculated at 310 billion Italian lire, 160.1 million euros, and lacking evidence);
   c) the receiver of OP Computers S.p.A. (which is in bankruptcy proceedings), to ascertain that the contract of sale of the personal computers business by Olivetti Personal Computers to OP Computers is either null and void, or to be annulled or revoked, claiming damages (again, lacking evidence and calculated at 158 billion Italian lire, 81.6 million euros).
   d) a group of ex-employees of OP Computers S.p.A., who have filed a complaint against former legal representatives of the company; the Ivrea State Prosecutor has opened an investigation into the former legal representatives.

   Olivetti and its external advisors believe that the transactions carried out regarding the disposal of the personal computers business were legal and proper, and therefore consider the above legal actions to be essentially groundless in fact and in law.
4. Olivetti and its subsidiary Olivetti Finanziaria Industriale S.p.A., on their part, have taken legal action in the Milan courts against Piedmont International S.A. (a Centenary Group company) for the recovery of 100 billion Italian lire (51.6 million euros) due by the latter or for a greater amount to be proven in court.

Disputes regarding Telecom Italia shareholder resolutions

Still pending is the claim for damages of 18.9 million euros brought against Olivetti, Telecom Italia and the Chairman and Deputy Chairman *pro-tempore,* alleging non-fulfilment of the undertakings in the "Offer document" concerning the public tender and exchange offer made by Olivetti and Tecnost on Telecom Italia in 1999, and of the resolutions carried by the Shareholders' Meeting of 14 January 2000 regarding purchases of own savings shares.

Universal service

In January 2002 the Regional Administrative Court of Lazio accepted Omnitel's appeal for the annulment of the Telecommunications Authority' decision regarding the "applicability of the mechanism for the division of the net costs of the universal service for 1999", which had also been contested by Infostrada. Specifically, the court upheld the complaint alleging defects in the administrative procedure, but did not accept the appeal against the merits of the decision, which will in any case have to be renewed.

In the meantime, Infostrada and Omnitel have not paid their respective portions (set at 9 million euros overall), thereby preventing the Ministry of Communications from transferring the amount globally assessed in favour of Telecom Italia for costs sustained in 1999 for the universal service (27 million euros).

* * *

In early 2002 Telecom Italia was served with notice of Omnitel's appeal to the Regional Administrative Court of Lazio and Wind's extraordinary appeal to the Head of State for the annulment of the resolution setting out regulations for the "Universal Service: applicability of the mechanism for the division and assessment of the net costs for 2000". In addition to suspension of the resolution, Omnitel also requested prior referral to the European Court of Justice to ascertain whether community directives have been correctly interpreted.

Data transmission and Internet access services using X-DSL technology

Following the opening of an investigation into the supply by Telecom Italia of direct baseband circuits and the offer to its business customers of broadband Internet access and data transmission services based on X-DSL technology without a corresponding wholesale offer to competitors, in April 2001 the Competition and Market Authority imposed a fine of 59 million euros on Telecom Italia. In November 2001, the Regional Administrative Court of Lazio reduced the fine to 29 million euros, which was paid in January on a conditional basis, given Telecom Italia's intention of lodging an appeal with the Administrative Supreme Court. This appeal, for the annulment of the entire fine, on the grounds of a general lack of logic and defects in motivation and investigation, was subsequently filed.

Meanwhile, Albacom, Infostrada, AIIP, Unidata, Data Service and other operators filed claims for damages before the civil courts, alleging abuse of a dominant position by Telecom Italia in connection with the practices challenged by the Competition and Market Authority.

In January 2003, the Rome Court of Appeal sentenced Telecom Italia to pay damages totalling approximately 2 million euros to Albacom, Wind (formerly Infostrada), Cable & Wireless (formerly Unidata) and Data Service.

Similar claims for damages presented by other operators are still pending.

Galactica dispute

In May 2001, a dispute arose between Telecom Italia and the Internet Service Provider Galactica S.p.A. (currently being wound up) for the non-renewal of an agreement regarding an experimental Internet access service at a flat rate. Claiming that failure to renew was unlawful, Galactica sued Telecom Italia for damages and filed an injunction against Telecom Italia interrupting the service.
In February 2002, Galactica filed another writ of summons for damages relating to alleged anti-competitive practices of Telecom Italia
In May 2002 the investigating magistrate unified the two lawsuits.
On 16 October 2002, the Servinternet S.p.A. company (formerly Galactica S.p.A.), which is being wound up, filed a third writ of summons on Telecom Italia in the Milan courts. This third suit has been unified with the other two being investigated by the same judge.

Alleged anti-competitive strategies of Telecom Italia

Following the complaint filed by 27 competing operators alleging anti-competitive market strategies by Telecom Italia, the Telecommunications Authority issued decision no. 179/01/CONS charging the Company with a series of breaches and commenced sanction proceedings with specific resolutions.
A counter-action against the decision and the subsequent resolutions has been filed with the Regional Administrative Court of Lazio.
In the meantime the Authority ordered Telecom Italia to pay two administrative fines for a total of approximately 150,000 euros; the Company has filed an appeal against the orders with the Regional Administrative Court of Lazio.

Seat Pagine Gialle/De Agostini

Arbitration is underway on the dispute referred by De Agostini against Seat Pagine Gialle, Finanziaria Web, Matrix and the Buffetti Group for alleged breaches of the agreement signed in 2000, which among other things regulates the acquisition of shareholdings in Finanziaria Web (which controls Matrix) by Seat and De Agostini. Claiming that the conditions required under the agreement had occurred, De Agostini is requesting the transfer to Seat of its Finanziaria Web shares for a price of 700 million euros, with payment beginning as from 30 June 2003.

Seat Pagine Gialle/Cecchi Gori

On 13 June 2002 the Rome courts dismissed the applications filed by Cecchi Gori Group Media Holding and Fin.Ma.Vi. to ascertain the nullity of the financial statements and related balance sheet as at 31 December 2000 of Cecchi Gori Communications - CGC (now Holding Media Communications) and to declare null the resolutions carried by the company's Shareholders' Meeting on 27 April 2001.
Cecchi Gori Group Media Holding and Fin.Ma.Vi have appealed the dismissal and re-presented the applications filed in the first instance.
Still pending are: i) a ruling on the annulment of the contract pledging CGC shares to guarantee fulfilment of the undertakings set out in the contract under which Seat Pagine Gialle acquired control of CGC on 7 August 2000; ii) a ruling on the annulment of the resolution adopted by the extraordinary Shareholders' Meeting of CGC, to modify the quorums for resolutions adopted by the Board of Directors and the Shareholders' Meeting. Cecchi Gori Group Media Holding and Fin.Ma.Vi. have also begun arbitration proceedings on both matters.

FastWeb

On 11 July 2001, Telecom Italia and FastWeb drew up a "Contract for access to and use of civil infrastructures" in compliance with the Competition & Market Authority ruling requiring Telecom Italia to make its civil infrastructures available to competitors for the supply of interactive and multimedia services, on non-discriminatory conditions and at cost-oriented prices.

On 29 August 2002, Fastweb filed a writ of summons against Telecom Italia requesting the determination and declaration of the exact consideration due for access to and use of such infrastructures in order to clarify interpretation of the clause regulating the price determination procedures.

With a counter-summons, Telecom Italia has requested payment of a consideration of approximately 46 million euros for the services pursuant to the contract.

Contribution as per art. 20, par 2 of Law no. 448 of 23.12.1998

Before the Regional Administrative Court of Lazio, Telecom Italia, TIM, Wind and Omnitel challenged the Ministerial Decree of 21 March 2000, implementing Law no. 448 of 23 December 1998, which, from 1 January 1999, introduced a new contribution to replace the concession fee. Infostrada and Albacom have presented extraordinary appeals to the Head of State against the same Decree.

With regard to the extraordinary appeals to the Head of State, the Administrative Supreme Court has raised the preliminary issue before the European Court of Justice of whether the contribution was compatible with EU directives concerning telecommunications.

Stet Hellas

In 1996 Mobitel, a company in the Greek Interamerican Group (now Demco Reinsurance) and at that time the sole agent of Stet Hellas, initiated arbitration proceeding to ascertain its right to receive fees not only on outgoing traffic generated by the subscribers it introduced, but also on incoming traffic and on traffic generated by late-paying customers. It also claimed payment of relevant damages and of damages relating to resolution of the sole agency by Stet Hellas.

Stet Hellas and Telecom Italia (which replaced Stet International, the former guarantor of Stet Hellas and as such party to the agreements signed at the time) filed a counter-claim for damages suffered as the result of non-acquisition of market share due to breach of contract by Mobitel.

An initial partial award (October 2000) was made in favour of Mobitel's claim for recognition of fees on incoming traffic; in November 2001 the arbitration panel asserted its competence regarding quantification of damages as well as the existence of a due amount. The parties notified their final compensation claims, which are approximately 140 million euros by Mobitel and approximately 890 million euros by Stet Hellas and Telecom Italia.

Nortel Inversora

In August 2001, a minority shareholder applied for a writ of summons for Nortel to appear before the Buenos Aires courts for a conciliation attempt (which proved unsuccessful), alleging irregularities in the shareholders' resolution approving the financial statements for the year closed on 31 December 2000.

The same shareholder had previously contested the shareholders' resolution approving the financial statements for the year closed on 30 September 2000. In September 2001 the Buenos Aires courts

therefore issued a precautionary ruling suspending the effectiveness of the above-mentioned shareholders' resolutions .

In August 2002, at the request of the same shareholder, two additional but unsuccessful conciliation hearings were held with regard to alleged irregularities in the resolutions carried by the Nortel ordinary and special Shareholders' Meetings of 25 April 2002, which, among other things, approved the Nortel financial statements for financial 2001.

On 3 March 2003 a settlement was reached under which the minority shareholder has undertaken to desist from continuation of the suits filed against Nortel and its representatives and to not file other similar suits against Nortel and/or its representatives. The agreement is due to be submitted to the Buenos Aires courts for approval.

Brasil Telecom

Still pending are two lawsuits filed by Brasil Telecom in 2001 before the Rio de Janeiro civil courts (Brazil), respectively against Telecom Italia and Telecom Italia International and against two directors of Brasil Telecom appointed by Telecom Italia International. The plaintiff claims compensation for damages suffered as a result of the acquisition of CRT and non-participation in the SMP tender.

Chase Manhattan Bank dispute

On 5 April 2002, the US District Court judge for the District of Delaware dismissed Telecom Italia (on the grounds that it was no longer a direct shareholder of Iridium LLC) from the action initiated in June 2000 by Chase Manhattan Bank (now JP Morgan Chase Bank) with regard to the 800 million US dollar loan granted in 1998 to Iridium Operating LLC (a subsidiary of Iridium LLC).

Chase has appealed against the judge's ruling and has also summoned Iridium Italia S.p.A, in which Telecom Italia has a 30% shareholding (the remaining equity is equally owned by TIM and Telespazio) and which is a direct shareholder of Iridium LLC.

TIM PCS companies in Brazil

Following the dismissal of applications filed by local operators Telesp Celular and BCP for the precautionary suspension of the transfer of approximately 18.3% of the equity of Solpart from Telecom Italia International to Techold and Timepart, and of related administrative measures, BCP took out a suit against Anatel in the Brazilian Federal Court requesting that the assignment of PCS frequencies to TIM's Brazilian subsidiaries be annulled.

Bancomext/Etec S.A. dispute

On 12 August the Turin civil court issued a cautionary attachment on all the assets of Etec S.A. (a Cuban investee company of Telecom Italia) and Telan (the majority shareholder of Etec S.A., which is controlled by the Cuban government), including receivables due from third parties, up to an amount of 33 million euros.

This followed a complaint filed by Banco Nacional de Comercio Exterior ("Bancomext") that Etec S.A. and Telan had failed to comply with repayment and guarantee obligations – for a value to date of approximately 300 million US dollars – stipulated in a financing contract drawn up by Etec S.A., Telan, Bancuba (Cuba's central bank) and Bancomext. The attachment was subsequently notified to Telecom Italia, TIM, Intesa BCI and Deutsche Telekom, who have received a garnishment in respect of all payments to Etec S.A., up to an amount of 33 million euros.

TIM has already presented a negative third-party debtor declaration, pursuant to article 547 of the

Italian code of civil procedure.
On 6 February 2002 Telecom Italia presented its positive third-party debtor declaration, pursuant to article 547 of the Italian code of civil procedure.

Teleque Communications S.p.A.

On 6 November 2002, Teleque Communications S.p.A. , which offers prepaid solutions for international telephone services, served a summons on Telecom Italia before the Rome Court of Appeal alleging anti-competitive practices and claiming damages of 65 million euros. Teleque Communications alleges that Telecom Italia obtained a competitive advantage by imposing additional costs on supply of its interconnection services, whereas Telecom Italia did not charge such costs to its end clients for prepaid international services.

Request of refund for Ministry of Defence charges for 900 band frequency release

With formal decrees issued in 2001, the Italian Ministries of Defence and of Communications quantified charges for the release of the band frequencies in question and debited such charges largely to TIM as the licensee of the TACS service. The band frequency release, however, was intended to broaden GSM frequencies, which were to be shared out among all operators.
The ministerial quantifications are deemed illegitimate since they are based on an incorrect interpretation of Ministerial Decree 113/98 governing these matters. An application for their annulment has therefore been filed with the Regional Administrative Court of Lazio.

Dispute with INPS

In compliance with Law no. 58/1992, Telecom Italia is required to provide full national insurance coverage for all persons employed as at 20 February 1992 by STET S.p.A., SIP S.p.A., Italcable S.p.A. and Telespazio S.p.A., as well as persons transferred from the Public Administration to IRITEL, including periods previously worked in other companies, through the "Fondo Previdenza Telefonici" (Telephone Sector Employees Pension Fund), which merged into the "Assicurazione generale obbligatoria" (compulsory general insurance scheme) on 1 January 2000. The contributions due are calculated by INPS (Italian National Insurance Board) and must be paid in 15 annual instalments.
The amount of the liability regarding the payments due is uncertain, in that Telecom Italia and INPS disagree on the method of calculating such amounts.
However, 595 million euros of outstanding amounts due to INPS relating to ex-IRITEL employees are included in the Telecom Italia Group financial statements at 31 December 2002.
Concerning the application and interpretation of the regulation, there is an ongoing dispute with INPS regarding both the starting date for the calculation of interest due, as per the aforementioned Law no. 58/1992, for the deferred payment of the amount, as well as the exclusion from the provisions of Law 58/1992 of all those employees (except for ex-IRITEL personnel) who had already requested full insurance coverage prior to 20 February 1992.
Telecom Italia has undertaken to pay on a conditional basis the amounts claimed by INPS according to its calculations, subject to adjustment in the event that the courts' final ruling should uphold the company's position.
According to Telecom Italia's estimates, the principal amount payable (excluding, as stated above, the portion relating to ex-employees of IRITEL) could vary, depending on the opposing interpretations and on evaluations which take account of all the employees involved, between 964 million euros and 1,289 billion euros approximately, of which an amount of 409 million euros has already been paid.

In compliance with accepted accounting principles, a provision for an amount in line with the minimum estimated liability has been stated in the consolidated financial statements of the Olivetti Group at 31 December 2002, as a component of the goodwill arising on the acquisition of Telecom Italia.
Following an agreement between INPS and Telecom Italia, pre-amortisation interest (including interest relating to ex-IRITEL employees) was paid by Telecom Italia – on a conditional basis – in fifteen equal annual deferred instalments, inclusive of interest at 5% per annum, up to the end of 1999, for a total amount of 110 million euros, net of adjustment interest and some refunds paid by INPS.
The dispute was settled in the first half of 2002 with Supreme Court sentence no. 3398/2002 which found in favour of Telecom Italia, in conformity with the previous sentence no. 4242/2000 (following which payment of the above interest and the deferred interest relating thereto was suspended as from June 2000). A receivable of 131 million euros (including interest calculated at the conventional annual rate of 5%) therefore arose for the Telecom Italia Group, which has been fully offset on payment of the usual instalments.

EVENTS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

Telecom Italia Group

Sale of Globo.com

On 15 January Telecom Italia Finance sold its 28.57% shareholding in Brazilian company Glb Serviços Interativos ("Globo.com") to TIM Brasil, for 15 million dollars. At the end of January, TIM Brasil in turn sold the shareholding to the Globo television group. The sale generated a net capital gain of 4 million euros for the Telecom Italia Group.

Renewal of first tranche of 2001 securitisation programme

On 22 January, the TI Securitisation Vehicle company renewed the first 100 million euro tranche of the asset-backed securities issued on 29 January 2001. The operation, which is part of the Telecom Italia telephone bill securitisation programme, is described in full in the Telecom Italia S.p.A. Explanatory Notes.

Early purchase of leased buildings

On 27 January procedures were completed for the early purchase from Teleleasing S.p.A. of 12 buildings (for approximately 300,000 m^2) used by Telecom Italia S.p.A. and other Group companies on a financial leasing basis. The operation generated a total financial outlay for the Telecom Italia Group of approximately 369 million euros.

Sale of Telecom Italia logistics business

On 27 January, Telecom Italia announced an agreement for the sale to TNT Logistics Italia of Telecom Italia customer wireline telephony product warehousing and distribution operations and network assistance and installation operations. The Telecom Italia business being sold to TNT Logistics includes 6 central warehouses and 100 advanced warehouses, which handle more than 4.5 million items annually (handsets and telephone parts). The agreement, designed to strengthen Telecom Italia's focus on its core business, became operational on 5 March 2003 following approval by the Antitrust Authority and completion of consultations with the trade unions.

LISIT Informatica

On 4 February 2003, as part of a temporary grouping of companies with Finsiel and Lutech (Lucchini Group), Telecom Italia was awarded a tender organised by the Regional Authority of Lombardy (through its subsidiary Lombardia Informatica S.p.A.) to supply goods and services for region-wide introduction and management of the "Regional Services Card".
The aggregate value of the contract awarded to the grouping led by Telecom Italia, over the term of the agreement, which expires in 2009, is approximately 350 million euros.
As required under the terms of the contract, Telecom Italia and Finsiel have purchased 35.2% of the share capital of LISIT, for a total outlay of 54 million euros.

Consodata stock purchase

On 12 February, Seat Pagine Gialle purchased 1,108,695 shares of ordinary stock of the French subsidiary Consodata S.A. – which is listed on the Nouveau Marché of the Paris Stock Exchange – after the founding partners exercised their put option as envisaged by the agreement signed by the previous management of Seat PG on 31 July 2000. As a result of the purchase, for an agreed price of 44 euros per share and a total value of approximately 48.8 million euros, Seat PG acquired a further 8.17% of the capital and voting rights in Consodata S.A., thereby increasing its stake to 98.60%.

Bond reserved for employees

On 13 February 2003, the Telecom Italia Board of Directors adopted a resolution to reduce the bond reserved for employees from 1 billion euros to 400 million euros, by revoking the issue resolution for the part that had not yet been implemented.

Sale of Telekom Srbija

On 28 December 2002, the Telecom Italia Group announced an agreement for the sale of its 29% shareholding in Telekom Srbija to PTT Srbija. The agreement was finalised on 20 February 2003 and closing is expected to take place in June.

PTT Srbija will pay Telecom Italia 195 million euros, of which 120 million euros in four monthly instalments starting from February 2003, and the remaining amount in six half-yearly instalments beginning in January 2006. The stock involved in the transaction will be deposited with an international bank until payment is complete.

Telecom Italia – Hewlett-Packard agreement

On 21 February, Telecom Italia and Hewlett-Packard signed a five-year management services and outsourcing agreement worth 225 million euros. Under the agreement, HP is to provide asset management, help desk, maintenance and management services for 90,000 Telecom Italia workstations, leveraging the skills of approximately 600 specialists from IT Telecom, who will join a new HP unit specialised in the delivery of these services. IT Telecom will host the systems and manage HP operations for SAP environments.

The agreement is designed to help Telecom Italia strengthen its focus on its core business and achieve cost savings in distributed environment management. It will become operational once consultations with the unions have been completed and approval has been received from the Italian Antitrust authorities.

Approval of the 2002 interconnection price list by the Communication Authority

On 27 February 2003 the Infrastructures & Networks Commission of the Communication Authority approved the 2002 Reference Offer, now being notified, which Telecom Italia is to apply to competitors for use of its network as regards traffic interconnection services, the "billing and insolvency risk for Telecom Italia subscriber access to non-geographical numbers of other operators" service, unbundled access services. 2002 income takes account of the impact of this price list.

Megabeam acquisition agreement

In March 2003 Telecom Italia signed an agreement to purchase 100% of the share capital of Megabeam Italia S.p.A., Italy's first wireless Internet service provider, for an outlay of 11.5 million euros.

The acquisition is part of Telecom Italia's broadband strategy, where Wi-Fi wireless technology plays a key role in both residential and business solutions, since it enhances the functionality and flexibility of the company's innovative wireline access offer.

Megabeam provides Wi-Fi networking services to private locations and is currently running Wi-Fi service trials in public locations – major Italian airports and a leading hotel chain – through Wireless-LANs on the 2,400-2,483.5 bandwidth.

The execution of the agreement is subject to the approval of the Antitrust Authority.

Telecom Italia share buy-back

In connection with the share buy-back authorised by the Telecom Italia Shareholders' Meeting of 7 November 2001, from 1 January through 11 March 2003 Telecom Italia purchased 8,662,500 own savings shares for an average per-share price of 4.73 euros and a total outlay of 41 million euros, and 915,000 ordinary shares for an average per-share price of 6.83 euros and a total outlay of 6 million

euros.
Therefore, until 11 March 2003 Telecom Italia purchased overall 54,309,500 own savings share for an average per-share price of 5.24 euros and a total outlay of 285 million euros, and 6,195,500 own ordinary shares for an average per-share price of 8 euros and a total outlay of 50 million euros.

Bond buy-back and subsequent cancellation
On 11 March 2003, the Telecom Italia Board of Directors carried a resolution for the buy-back, at the market price, and subsequent cancellation of a portion of the bonds subscribed by the subsidiary Telecom Italia Finance, up to a maximum amount of 2 billion euros. The purpose of the operation is to restore the balance between shareholders' equity and bond loans and finance bills, in connection with the proposal to distribute reserves up to a maximum of 1,333 million euros.

Other companies in the Olivetti Group

. On 10 January 2003, the multi-tranche benchmark bond issued by Olivetti Finance N.V. and guaranteed by Olivetti S.p.A. was successfully placed. The bond is part of the operations to re-finance debt and extend average maturity and does not imply any change in net financial indebtedness.

As a result of solid investor demand, for approximately 4 billion euros, which reflected strong market interest, the bond amount was set at 3 billion euros to be divided into three tranches, for five, ten and thirty years. The 30-year eurobond, a novelty in the corporate sector, is the first public euro-denominated bond with such long maturity.

The terms of the bond are as follows:

first tranche

amount:	1,750 million euros
issue date:	24 January 2003
maturity:	24 January 2008
term:	5 years
coupon:	5.875% per annum
issue price:	98.937%
effective yield on maturity:	5.89% per annum, corresponding to a yield of + 225 basis points over the mid-swap rate

second tranche

amount:	850 million euros
issue date:	24 January 2003
maturity:	24 January 2013
term:	10 years
coupon:	6.875% per annum
issue price:	99.332%
effective yield on maturity:	6.97% per annum, corresponding to a yield of + 255 basis points over the mid-swap rate

third tranche

amount:	400 million euros
issue date:	24 January 2003
maturity:	24 January 2033
term:	30 years
coupon:	7.75% per annum
issue price:	98.239%
effective yield on maturity:	7.905% per annum, corresponding to a yield of + 300 basis points over mid-swap rate

The issue is part of Olivetti's Euro Medium Term Note (EMTN) programme.

- *On 28 January 2003, in response to the large number of applications and strong market interest,* the thirty-year "Olivetti Finance N.V. 7.75% 2003-2033" bond issued on 24 January and guaranteed by Olivetti S.p.A. was re-opened. The bond is part of the operations to re-finance debt and extend average maturity and does not imply any change in net financial indebtedness.
  The size of the operation was set at 400 million euros, bringing the total issue amount to 800 million euros; this made the bond eligible for inclusion in the top market indices and significantly improved liquidity to the benefit of investors.

The coupon and term are the same as the original loan and the issue price was set at 102.142% corresponding to an effective yield at maturity of + 287 basis points over the mid-swap rate.
The issue is part of Olivetti's Euro Medium Term Note (EMTN) programme.

* * *

Telecom Italia / Olivetti merger project

On 11 March 2003, the Boards of Directors of Olivetti and Telecom Italia adopted a project to simplify the Group's corporate structure by merging the two companies. Specifically, the project envisages the merger of Telecom Italia into Olivetti and is a key step in the industrial and financial restructuring process launched in July 2001 to create shareholder value.

OPERATING OUTLOOK FOR 2003

Assuming that the dividend payout policy of the subsidiary Telecom Italia continues, Olivetti S.p.A. expects to post a positive full-year net result for financial 2003, before accounting for the impact of any extraordinary operations.

Group earnings, before amortisation of goodwill on the acquisition of Telecom Italia, will depend on the results reported by the Telecom Italia Group, which expects profitability to be substantially unchanged from financial 2002.

PROPOSAL FOR THE COVERAGE OF THE PARENT COMPANY LOSS FOR 2002

The 2002 financial statements of the Parent Company Olivetti S.p.A. show a net loss of 6,239,962,549 euros and shareholders' equity at 31 December 2002 of 9,031,365,025 euros, as follows:

(in euros)		31.12.2002
I.	Share capital	8,845,239,632
I.bis	Share capital increase to be filed with the Companies Register	200,198
II.	Adfditional paid-in capital	3,765,365,301
II.bis	Additional paid-in capital in respect of capital increases to be filed with the Companies Register	126,941
III.	Revaluation reserves	1,128,827
IV.	Legal reserve	920,809,760
V.	Reserve for treasury stock	2,298,156
VII.	Other reserves	2,036,088,939
VIII.	Retained earnings and accumulated losses	(299,930,180)
	Total Share Capital and Reserves	15,271,327,574
IX.	Net loss for the year	(6,239,962,549)
Total		**9,031,365,025**

The Board of Directors proposes that the 2002 net loss of 6,239,962,549 euros be covered as follows:

- 1,888,261,068 euros through use of the Extraordinary Reserve (included under the heading Other reserves);
- 10,217,010 euros through use of Non-taxable reserves (including under the heading Other reserves), specifically:
  - 8,741,403 euros from the Reserve for research grants (law no. 346/1988)
  - 685,713 euros from the Reserve for technological innovation grants (law no. 46/1982)
  - 695,110 euros from the Reserve for capital investment grants (law no. 64/1986)
  - 94,784 euros from the Reserve for VAT deductions on capital investments;
- 18,598,579 euros through use of reserves previously tied to conversion of bonds and exercise of warrants, which have become available upon expiry of the relevant rights (included under the heading Other reserves), specifically:
  - 927,188 euros from the Reserve tied to conversion of Olivetti floating-rate 1998-2002 bonds
  - 163,110 euros from the Reserve tied to exercise of Olivetti 1998-2002 ordinary share warrants
  - 3,886,872 euros from the Reserve tied to exercise of Olivetti 1999-2001 subscription rights (warrants or options) reserved for managers of the Parent Company and its subsidiaries;
  - 13,621,409 euros from the Reserve tied to exercise of Olivetti 2002-2004 subscription rights (warrants or options) reserved for managers of the Parent Company and its subsidiaries.
- 1,128,827 euros through use of the Revaluation reserves;
- 920,809,760 euros through use of the Legal reserve;
- 126,941 euros through use of the Additional paid-in capital reserve in respect of share capital increases to be filed with the Companies Register;
- 3,400,820,364 euros through partial use of the Additional paid-in capital reserve, which will therefore reflect a residual balance of 364,544,937 euros.

Additionally, the Board of Directors proposes that the Accumulated losses of 299,930,180 euros be covered through partial use of the Additional paid-in capital reserve, which will therefore reflect a residual balance of 64,614,757 euros.

The Board of Directors

Olivetti S.p.A.

Statutory Financial Statements
at 31 December 2002

Balance Sheet
Income Statement
Explanatory Notes

olivetti

Olivetti S.p.A.
Balance Sheet (in euros)

ASSETS	31.12.2002	31.12.2001	Changes
A) AMOUNTS DUE FROM SHAREHOLDERS			
B) FIXED ASSETS			
I. Intangible fixed assets			
1) Start-up and expansion costs	50,496,231	81,096,623	(30,600,392)
3) Industrial patents and intellectual property rights	-	1,033	(1,033)
7) Other assets	128,872,804	168,624,950	(39,752,146)
Total intangible fixed assets	179,369,035	249,722,606	(70,353,571)
II. Tangible fixed assets			
2) Plant and machinery	277,269	1,104,221	(826,952)
3) Industrial and commercial equipment	-	4,648	(4,648)
4) Other assets	767,173	1,065,708	(298,535)
5) Assets under construction and advance payments	33,343	33,343	-
Total tangible assets	1,077,785	2,207,920	(1,130,135)
III. Financial fixed assets			
1) Equity investments in:			
subsidiary companies	22,693,511,448	31,261,276,711	(8,567,765,263)
associated companies	44,935,728	295,528	44,640,200
other	149,090,191	147,732,059	1,358,132
	22,887,537,367	31,409,304,298	(8,521,766,931)
2) Receivables			
Due within 12 months from			
subsidiary companies	-	18,201	(18,201)
associated companies	-	61,397	(61,397)
others	9,024,236	13,510,565	(4,486,329)
	9,024,236	13,590,163	(4,565,927)
Due after 12 months from			
subsidiary companies	-	-	-
associated companies	15,879,855	95,535	15,784,320
others	54,181,142	61,328,465	(7,147,323)
	70,060,997	61,424,000	8,636,997
3) Other securities	-	-	-
4) *Treasury stock*	2,298,155	2,298,156	(1)
Total financial fixed assets	22,968,920,755	31,486,616,617	(8,517,695,862)
Total fixed assets (B)	**23,149,367,575**	**31,738,547,143**	**(8,589,179,568)**

JJ 00208

	31.12.2002	31.12.2001	Changes
C) CURRENT ASSETS			
I. Inventories	-	-	-
	-	-	-
II. Receivables			
Due within 12 months from			
1) Customers	997,697	1,222,062	(224,365)
2) Subsidiary companies			
- trade and other receivables	313,397,251	55,936,486	257,460,765
- interest bearing current accounts	183,724,426	79,528,229	104,196,197
3) Associated companies			
- trade and other receivables	53,456	45,627	7,829
- interest bearing current accounts	89,429	85,576	3,853
4) Others			
- miscellaneous	832,835,762	693,755,383	139,080,379
- interest bearing current accounts	2,789,317	6,882,372	(4,093,055)
	1,333,887,338	837,455,735	496,431,603
Due after 12 months from			
1) Others	609,000,000	-	609,000,000
Total receivables	1,942,887,338	837,455,735	1,105,431,603
III. Financial assets not held as fixed assets			
4) Other equity investments	2,755,510	7,236,210	(4,480,700)
6) Other securities			
- miscellaneous	346,871,904	67,361,517	279,510,387
- receivables for securities held under reverse repurchase agreements	961,066	911,312	49,754
Total financial assets not held as fixed assets	350,588,480	75,509,039	275,079,441
IV. Liquid funds			
1) Bank and post office deposits	518,639,674	140,359,133	378,280,541
3) Cash	3,431	6,391	(2,960)
Total liquid funds	518,643,105	140,365,524	378,277,581
Total current assets (C)	**2,812,118,923**	**1,053,330,298**	**1,758,788,625**
D) ACCRUED INCOME AND PREPAID EXPENSES			
2) Other accrued income and prepaid expenses			
subsidiary and associated companies	-	1,515	(1,515)
third parties	414,077,727	502,988,663	(88,910,936)
Total accrued income and prepaid expenses (D)	**414,077,727**	**502,990,178**	**(88,912,451)**
TOTAL ASSETS	**26,375,564,225**	**33,294,867,619**	**(6,919,303,394)**

Olivetti S.p.A.
Balance Sheet (in euros)

LIABILITIES AND SHAREHOLDERS' EQUITY		31.12.2002	31.12.2001	Changes
A) SHAREHOLDERS' EQUITY				
I.	Share capital	8,845,239,632	8,783,701,564	61,538,068
I. bis	Share capital increases to be filed with the Companies Register (article 2444 of the Civil Code)	200,198	839,593	(639,395)
I. ter	Share capital increase payments relating to shares to be issued	-	26,954	(26,954)
II.	Additional paid-in capital	3,765,365,301	3,765,113,918	251,383
II. bis	Additional paid-in capital in respect of share capital increases to be filed with the Companies Register and of shares to be issued	126,941	10,442	116,499
III.	Revaluation reserves	1,128,827	1,128,827	-
IV.	Legal reserve	920,809,760	920,809,760	-
V.	Reserve for treasury stock	2,298,156	2,298,156	-
VII.	Other reserves	2,036,088,939	2,061,056,125	(24,967,186)
VIII.	Retained earnings and accumulated losses	(299,930,180)	571,549,306	(871,479,486)
IX.	Net income (loss) for the year	(6,239,962,549)	(871,479,486)	(5,368,483,063)
Total shareholders' equity (A)		**9,031,365,025**	**15,235,055,159**	**(6,203,690,134)**
B) RESERVES FOR RISKS AND CHARGES				
2) a)	Reserves for taxation	-	-	-
b)	Reserves for deferred taxation	-	344,437,178	(344,437,178)
3)	Other provisions	336,309,681	429,507,304	(93,197,623)
Total reserves for risks and charges (B)		**336,309,681**	**773,944,482**	**(437,634,801)**
C) RESERVE FOR EMPLOYEE SEVERANCE INDEMNITIES		**2,587,158**	**3,857,916**	**(1,270,758)**

	31.12.2002	31.12.2001	Changes
D) PAYABLES			
Due within 12 months			
1) Bonds	-	-	-
2) Convertible bonds	-	15,675,896	(15,675,896)
3) Due to banks	670,458,552	357,134,963	313,323,589
4) Due to other lenders	2,842,623	6,375,644	(3,533,021)
5) Advances	3,772,422	3,772,422	-
6) Due to suppliers	8,989,315	24,717,419	(15,728,104)
8) Due to subsidiary companies			
- trade and other payables	13,143,430	22,312,200	(9,168,770)
- interest bearing current accounts	2,617,061,850	4,522,110,267	(1,905,048,417)
9) Due to associated companies			
- trade and other payables	586,256	1,107	585,149
11) Due to tax authorities	282,587,074	31,172,199	251,414,875
12) Due to social security authorities	373,603	699,126	(325,523)
13) Other payables			
- miscellaneous	17,685,785	66,957,695	(49,271,910)
	3,617,500,910	5,050,928,938	(1,433,428,028)
Due after 12 months			
1) Bonds			
subscribed by third parties	-	400,000,000	(400,000,000)
subscribed by subsidiary companies	3,900,000,000	-	3,900,000,000
2) Convertible bonds	4,184,127,509	4,188,416,003	(4,288,494)
3) Due to banks	20,270,104	71,798,098	(51,527,994)
4) Due to other lenders	34,489,703	25,372,174	9,117,529
5) Due to subsidiary companies	3,743,567,709	5,302,415,417	(1,558,847,708)
	11,882,455,025	9,988,001,692	1,894,453,333
Total payables (D)	**15,499,955,935**	**15,038,930,630**	**461,025,305**
E) ACCRUED EXPENSES AND DEFERRED INCOME			
2) Other accrued expenses and deferred income			
Group companies	1,434,016,225	2,208,669,229	(774,653,004)
third parties	71,330,201	34,410,203	36,919,998
Total accrued expenses and deferred income (E)	**1,505,346,426**	**2,243,079,432**	**(737,733,006)**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**26,375,564,225**	**33,294,867,619**	**(6,919,303,394)**

MEMORANDUM ACCOUNTS	**31.12.2002**	**31.12.2001**	**Changes**
Personal guarantees, net of counter-securities received	15,097,017,500	17,319,460,000	(2,222,442,500)
Commitments	7,960,000	10,990,000	(3,030,000)
Other accounts	3,810,000	3,810,000	-
TOTAL MEMORANDUM ACCOUNTS	**15,108,787,500**	**17,334,260,000**	**(2,225,472,500)**

Olivetti S.p.A.
Income Statement (in euros)

A) VALUE OF PRODUCTION	Year 2002	Year 2001	Changes
1) Revenues from sales and services		-	-
2) Changes in inventories of work in progress, semifinished and finished products		-	-
3) Changes in contract work in progress		-	-
4) Capitalized production		-	-
5) Other revenues and income:			
- other	13,598,043	15,209,057	(1,611,014)
Total value of production (A)	**13,598,043**	**15,209,057**	**(1,611,014)**
B) COSTS OF PRODUCTION			
6) Raw, ancillary and consumable materials and goods for resale	232,022	179,687	52,335
7) Services received	26,361,228	49,093,106	(22,731,878)
8) Leases and rentals	2,383,471	2,532,780	(149,309)
9) Personnel			
a) Wages and salaries	4,898,745	8,040,416	(3,141,671)
b) Social security charges	1,409,992	2,108,684	(698,692)
c) Termination indemnities	24,045	1,050,599	(1,026,554)
d) Employee pension and similar obligation charges	-	-	-
e) Other costs	7,424,646	1,900,561	5,524,085
	13,757,428	13,100,260	657,168
10) Amortisation, depreciation and write-downs			
a) Amortisation of intangible fixed assets	70,525,404	61,688,982	8,836,422
b) Depreciation of tangible fixed assets	1,194,871	1,262,719	(67,848)
c) Other amounts written down on fixed assets	-	-	-
d) Write-down of receivables classified as current assets and of liquid funds	-	1,523,624	(1,523,624)
	71,720,275	64,475,325	7,244,950
11) Changes in inventories of raw, ancillary and consumable materials and goods for resale	-	-	-
12) Provisions for risks	-	191,808,785	(191,808,785)
13) Other provisions	-	-	-
14) Other operational expenses	2,730,313	3,045,755	(315,442)
Total costs of production (B)	**117,184,737**	**324,235,698**	**(207,050,961)**
Difference between value and costs of production (A-B)	**(103,586,694)**	**(309,026,641)**	**205,439,947**

JJ 00212

	Year 2002	Year 2001	Changes
C) FINANCIAL INCOME AND EXPENSES			
15) Income from equity investments			
- subsidiary companies	1,973,535,014	73,555,112	1,899,979,902
- associated companies	-	8,261,552	(8,261,552)
- other companies	5,818,495	3,591,809	2,226,686
	1,979,353,509	85,408,473	1,893,945,036
16) Other financial income			
a) income from receivables classified as fixed assets from			
- subsidiary companies	402	1,134	(732)
- associated companies	1,355	9,683	(8,328)
- others	1,418	4,002	(2,584)
	3,175	14,819	(11,644)
b) income from securities held as fixed assets	-	-	-
c) income from securities held as current assets	3,063,050	4,202,788	(1,139,738)
d) other income from			
- subsidiary companies	7,468,984	3,991,770	3,477,214
- associated companies	151,716	4,516	147,200
- others	30,709,474	29,120,917	1,588,557
	38,330,174	33,117,203	5,212,971
	41,396,399	37,334,810	4,061,589
17) Interest and other financial charges			
a) subsidiary companies	(607,163,943)	(814,204,575)	207,040,632
b) associated companies	-	-	-
c) others	(205,925,868)	(152,423,847)	(53,502,021)
	(813,089,811)	(966,628,422)	153,538,611
Total financial income and expenses (C)	**1,207,660,097**	**(843,885,139)**	**2,051,545,236**
D) VALUE ADJUSTMENTS TO FINANCIAL ASSETS			
18) Revaluations	-	-	-
19) Writedowns			
a) on equity investments	(8,400,396,263)	(175,226,612)	(8,225,169,651)
Total value adjustments to financial assets (D)	**(8,400,396,263)**	**(175,226,612)**	**(8,225,169,651)**
E) EXTRAORDINARY INCOME AND CHARGES			
20) Income			
- Gains from disposals	238,849,887	1,045,574	237,804,313
- Other income	1,447,518	22,622,268	(21,174,750)
	240,297,405	23,667,842	216,629,563
21) Charges			
- Losses from disposals	(70,547,485)	(512)	(70,546,973)
- Taxes for previous years	(1,213,055)	-	(1,213,055)
- Other charges	(4,274,051)	(16,459,071)	12,185,020
	(76,034,591)	(16,459,583)	(59,575,008)
Total extraordinary income and charges (E)	**164,262,814**	**7,208,259**	**157,054,555**
Result before taxation (A-B+C+D+E)	**(7,132,060,046)**	**(1,320,930,133)**	**(5,811,129,913)**
22) Income taxes for the year	892,097,497	449,450,647	442,646,850
23) NET RESULT FOR THE YEAR	**(6,239,962,549)**	**(871,479,486)**	**(5,368,483,063)**

JJ 00213

Explanatory Notes

Form and content of the financial statements

The financial statements for the year closed at 31 December 2002 have been prepared and presented in accordance with the Italian Civil Code interpreted by the accounting principles established by the Italian Accounting Profession ("Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri"). They comprise the Balance Sheet (prepared in accordance with the formats specified in articles 2424 and 2424 bis of the Italian Civil Code), he Income Statement (prepared in accordance with the formats specified in articles 2425 and 2425 bis of the Italian Civil Code) and these Explanatory Notes.

The Explanatory Notes are provided to illustrate, analyse and supplement the data reported in the financial statements with the information required by article 2427 of the Italian Civil Code, by other provisions of Legislative Decree no. 127/1991, or by other laws; they also provide additional information, even where not required by specific legislation, if deemed necessary to present a true and fair view.

The Explanatory Notes also include information relating to holding companies requested by the Italian Securities and Investment Board (CONSOB) in communication no. 94001437 of 23 February 1994.

Accounting policies in the valuation of financial statement items, in value adjustments and in translation of values not originally denominated in euros

The most significant accounting policies adopted for the financial statements for the year to 31 December 2002, in compliance with article 2426 of the Italian Civil Code, are as follows:

1) Intangible fixed assets

Intangible fixed assets are stated at purchase or production cost including related accessory charges, and are amortised over their residual useful life.
Start-up and expansion costs and purchased goodwill are amortised over five and ten years respectively. Intangible fixed assets are written down to reflect any other than temporary impairment in value; their book value is reinstated in subsequent years if the reasons for such writedowns no longer apply.

2) Tangible fixed assets and depreciation

Tangible fixed assets are stated at purchase or construction cost, which includes financial charges incurred over the period of construction of the asset, if this period is of significant duration, up to the time the asset enters service. Assets are written down to reflect any other than temporary impairment in value; the original value is reinstated in subsequent periods if the reasons for such writedowns no longer exist.

Ordinary depreciation is provided on a straight-line basis using rates that reflect the residual useful life of the assets concerned.
The Company also provides accelerated depreciation for some categories of assets in order to obtain the benefits deriving from deferred taxation, as allowed by current tax legislation.
Ordinary maintenance costs are charged in full to income; costs incurred that extend the useful life of assets are capitalised as part of the said assets and depreciated over the remaining useful life thereof.

3) Equity investments and securities held as financial fixed assets

Equity investments held as fixed assets are stated at purchase cost (LIFO method with annual layers), written down to reflect any other than temporary impairment in value; their original value is reinstated in subsequent years if the reasons for such writedowns no longer apply.
Securities held as fixed assets are valued at purchase cost (LIFO method with annual layers), adjusted on an accrual basis for the difference between such cost and the redemption value, written down to reflect any other than temporary impairment in value; their original value is reinstated in subsequent years if the reasons for such writedowns no longer apply.

4) Accounts receivable and payable

Accounts receivable are stated at estimated realisable value and classified under financial fixed assets or current assets. Accounts payable are stated at face value.

5) Equity investments and securities not held as financial fixed assets

Securities and equity investments in listed companies held as current assets are valued at the lower of cost and market value, the latter being determined on the basis of the stock market prices at the end of December; if the reasons for writedowns no longer apply, the original value is reinstated in subsequent years to the extent that it does not exceed the original cost.

Securities purchased through reverse repurchase agreements with an obligation of resale on maturity are classified as financial assets not held as fixed assets and stated at purchase cost.
Income and charges relating to such transactions are calculated taking into account both the difference between the spot and forward prices and the income generated by such assets over the duration of the operation and are recorded on an accrual basis.

6) Accruals, prepayments and deferrals

Costs and income common to two or more financial years are recorded under this heading to reflect the accrual accounting principle.

7) Reserves for risks and charges

Specific reserves are provided to cover known or likely losses or liabilities of a given nature, the extent or timing of which are uncertain at the end of the year; the provisions reflect, therefore, the best estimate based on the information available.

8) Employee severance indemnities

This provision is formed in accordance with current legislation and labour contracts and reflects the liability accrued to all employees at the balance-sheet date.

9) Revenues

Revenues from services are credited to income at the time the services are provided.

10) Research and development

Interest-relief grants on financial charges accruing on research loans are accounted on an accrual basis and credited directly to income for the year against financial charges.

11) Exchange rate differences arising on transactions in foreign currency and translation criteria for foreign currency items

Receivables and payables denominated in non-EMU currencies are originally translated into euros by adopting the accounting rates at the date of the respective transactions. Exchange rate differences arising at the time of collection of receivables or settlement of payables in non-EMU currencies are credited or charged to income.
Gains or losses on payables and receivables arising from application of the exchange rates in force in December are credited or charged to income for the year.
Total exchange rate differences are illustrated in the specific comment on financial income and charges.

12) Forward currency transactions

As regards forward purchase or sale transactions of foreign currency at pre-arranged exchange rates in respect of specific receivables and payables expressed in foreign currency, i.e., in respect of a net exposure in foreign currency, the difference between the exchange rate at the transaction date and the pre-arranged forward exchange rate is charged to income for the duration of the said transaction; furthermore, gains or losses arising from differences between the spot exchange rate at the transaction date and the spot exchange rate at the balance-sheet date are credited or charged to income, if gains or losses in respect of the foreign-currency assets and liabilities to which the transactions refer are also credited or charged to income.

Gains or losses arising from other forward purchases or sales of foreign currency at pre-arranged exchange rates, determined by reference to the comparable forward rates at the balance-sheet date, are credited or charged to income.

13) Forward interest rate transactions

Interest rate differentials to be paid or received on interest rate swaps and similar transactions accruing at the balance-sheet date are posted to income on an accrual basis under financial income and charges.
Considerations for options acquired or sold in connection with forward interest rate transactions are posted to income over the duration of the options.

14) Dividends

Dividend income and the relative tax credit from subsidiary companies are entered on accrual, that is, in the year such income is formed; dividends from other equity investments are recorded on collection.

15) Capital gains from contributions in kind

Capital gains from corporate demergers and subsequent contributions are classified as extraordinary income.

16) Value adjustments and provisions charged exclusively for tax purposes

Value adjustments and provisions charged exclusively for tax purposes, comprising accelerated depreciation as allowed under specific tax laws and writedowns on equity investments, are carried in the respective income headings.

17) Income taxes

Current tax liabilities are provided, where applicable, as amounts due to tax authorities, based on a reasonable estimate of taxation for the year. In addition, in accordance with the tax liability method, deferred taxes or prepaid taxes are recognised on all temporary differences between the book values of assets and liabilities and their corresponding tax values, applying tax rates expected in the periods in which the temporary differences will be reversed.
The benefit of tax-loss carryforwards is recognised when a reasonable certainty exists that future taxable income will be available against which such carryforwards can be utilised, in accordance with current legislation.

18) Grouping of financial statement headings

The financial statements at 31 December 2002 do not include any groupings of headings.

20) Exceptions allowed under paragraph 4, article 2423 of the Italian Civil Code.

No exceptions were applied in the attached financial statements pursuant to paragraph 4, art. 2423 of the Italian Civil Code.

Comments on assets

B) Fixed assets

I. Intangible fixed assets

Net intangible fixed assets at 31 December 2002 amounted to 179.4 million euros (249.7 million euros at 31 December 2001).

	Net value at 31.12.2001	New costs	Amortisation charges	Net value at 31.12.2002
1) Start-up and expansion costs	81,096,623	-	(30,600,392)	50,496,231
3) Industrial patents and intellectual property rights	1,033	-	(1,033)	-
7) Other				
- Extraordinary maintenance and leasehold *improvements*	3,197,051	171,833	(1,006,708)	2,362,176
- Costs relating to the issue of bonds	85,100,888	-	(17,385,222)	67,715,666
- Costs relating to borrowings, sustained by Tecnost S.p.A. (merged into Olivetti in 2000)	80,327,011	-	(21,532,049)	58,794,962
	168,624,950	171,833	(39,923,979)	128,872,804
Total	**249,722,606**	**171,833**	**(70,525,404)**	**179,369,035**

Start-up and expansion costs at 31 December 2002 amounted to 50.5 million euros and included guarantee commissions connected with share capital increases. These costs are amortised over five years.

Extraordinary maintenance and leasehold improvements included expenses incurred for the renovation of the building provided on a free loan basis, as a contribution in kind, to the "Associazione Interaction Design Institute" of Ivrea; these costs are amortised over the term of contracts. Net value at 31 December 2002 was 2.4 million euros.

Costs relating to the issue of bonds and to borrowings amounted to 126.5 million euros at 31 December 2002 and referred to bonds issued in previous years including bonds issued by Tecnost S.p.A. (merged with Olivetti in 2000).

II. Tangible fixed assets

Breakdown of tangible fixed assets:

	Cost	Accumulated depreciation	Net book value at 31.12.2002	% accum.deprec. at 31.12.2002	Net book value at 31.12.2001
1) Land and buildings	-	-	-	-	
2) Plant and machinery					
General plant	27,889	(13,943)	13,946	49.99	19,522
Electronic plant	5,328,678	(5,093,525)	235,153	95.59	1,045,180
Machinery and specific plant	6,196,874	(6,168,704)	28,170	99.55	39,519
	11,553,441	**(11,276,172)**	**277,269**	**97.60**	**1,104,221**
3) Industrial and commercial equipment	10,267,336	(10,267,336)	-	100.00	4,648
4) Other assets					
Vehicles	214,498	(214,498)	-	100.00	-
Furniture and fittings	3,059,026	(2,291,853)	767,173	74.92	1,065,708
	3,273,524	**(2,506,351)**	**767,173**	**76.56**	**1,065,708**
5) Assets under construction and advance payments					
Assets under construction	**33,343**	-	**33,343**	-	**33,343**
Total	**25,127,644**	**(24,049,859)**	**1,077,785**	**95.71**	**2,207,920**

The gross value of tangible fixed assets changed as follows during 2002:

	Cost at 31.12.2001	Additions	Disposals and reclassifications	Cost at 31.12.2002
1) Land and buildings	-	-	-	-
2) Plant and machinery				
General plant	27,889	-	-	27,889
Electronic plant	5,318,056	79,188	(68,566)	5,328,678
Machinery and specific plant	6,191,818	5,319	(263)	6,196,874
	11,537,763	**84,507**	**(68,829)**	**11,553,441**
3) Industrial and commercial equipment	**10,267,336**	-	-	**10,267,336**
4) Other assets				
Vehicles	340,349	-	(125,851)	214,498
Furniture and fittings	3,178,555	73,551	(193,080)	3,059,026
	3,518,904	**73,551**	**(318,931)**	**3,273,524**
5) Assets under construction and advance payments				
Assets under construction	**33,343**	-	-	**33,343**
Total	**25,357,346**	**158,058**	**(387,760)**	**25,127,644**

Changes in accumulated depreciation for 2002 were as follows:

Accumulated ordinary depreciation	Accumulated depreciation at 31.12.2001	Provision for the year	Disposals and reclassifications	Accumulated depreciation at 31.12.2002
1) Land and buildings	-	-	-	-
2) Plant and machinery				
General plant	4,182	2,789	-	6,971
Electronic plant	2,590,665	453,087	(27,784)	3,015,968
Machinery and specific plant	5,559,316	9,043	(263)	5,568,096
	8,154,163	**464,919**	**(28,047)**	**8,591,035**
3) Industrial and commercial equipment	**6,913,294**	**3,099**	-	**6,916,393**
4) Other assets				
Vehicles	228,491	-	(83,913)	144,578
Furniture and fittings	1,700,092	147,375	(102,153)	1,745,314
	1,928,583	**147,375**	**(186,066)**	**1,889,892**
Total accumulated ordinary depreciation	**16,996,040**	**615,393**	**(214,113)**	**17,397,320**

Accumulated accelerated depreciation	Accumulated depreciation at 31.12.2001	Provision for the year	Disposals and reclassifications	Accumulated depreciation at 31.12.2002
1) Land and buildings	-	-	-	-
2) Plant and machinery				
General plant	4,183	2,789	-	6,972
Electronic plant	1,682,153	420,209	(24,805)	2,077,557
Machinery and specific plant	593,043	7,565	-	600,608
	2,279,379	**430,563**	**(24,805)**	**2,685,137**
3) Industrial and commercial equipment	**3,349,394**	**1,549**	-	**3,350,943**
4) Other assets				
Vehicles	111,858	-	(41,938)	69,920
Furniture and fittings	412,755	147,366	(13,582)	546,539
	524,613	**147,366**	**(55,520)**	**616,459**
Total accumulated accelerated depreciation	**6,153,386**	**579,478**	**(80,325)**	**6,652,539**
Total accumulated depreciation	**23,149,426**	**1,194,871**	**(294,438)**	**24,049,859**

Ordinary depreciation was provided at rates deemed to reflect the residual useful life of the tangible fixed assets in question.

The rates applied, reduced by 50% for assets acquired during the year, were as follows:

Plant and machinery	10% - 20%
Industrial and commercial equipment	20% - 40%
Other assets:	
Electronic office machines	20%
Office furniture and fittings	12%
Motor vehicles	25%

At 31 December 2002 fixed assets were depreciated by 95.71%, compared with 91.29% at the end of 2001.
Accelerated depreciation for the year and previous years, charged in accordance with current tax laws, was classified as a deduction of the relevant asset items.

III. Financial fixed assets

Equity investments

Equity investments at 31 December 2002 totalled 22,887.5 million euros, a decrease of 8,521.8 million euros from 31 December 2001, as analysed below:

	Net book value
As of 31 December 2001	**31,409,304,298**
Acquisitions, capital subscriptions, replenishment of losses and other disbursements	224,595,924
Disposals	(405,281,584)
Write-downs	(8,341,081,271)
	(8,521,766,931)
As of 31 December 2002	**22,887,537,367**

Changes were as follows:

. acquisitions of shares or quotas in the following companies for 67.3 million euros:
- 7.5 million euros Thema S.p.A.
- 14.9 million euros Mediobanca S.p.A.
- 44.6 million euros Tiglio I S.r.l.
- 0.3 million euros In.Tel. Audit S.c.r.l.

. share capital increases and other disbursements for 20.6 million euros relating to:
- 20.0 million euros Olivetti Multiservices S.p.A.
- 0.5 million euros Eurofly Services S.p.A.
- 0.1 million euros OMS 2 S.r.l.

. replenishment of losses and capital increase for 136.7 million euros relating to Olivetti Finance N.V.;

. disposals of equity investments in the following companies for 405.3 million euros:
- 150.2 million euros OMS 2 S.r.l.
- 192.0 million euros SEAT Pagine Gialle S.p.A.
- 49.1 million euros Webegg S.p.A.
- 14.0 million euros Tredicimarzo S.r.l.

. writedowns totalling 8,341.1 million euros on the following equity investments:
- 106.4 million euros Olivetti Tecnost S.p.A.

- 183.6 million euros Olivetti Finance N.V.
- 8,051.1 million euros Telecom Italia S.p.A.

During the year the OMS 2 s.r.l. company was formed and the real-estate assets of Multiservices S.p.A. were transferred to the new company under Project Tiglio. OMS 2 s.r.l. was subsequently sold to Tiglio I generating a capital gain of 71.9 million euros.

The equity investment in Telecom Italia S.p.A. during the year 2002 was written down by approximately 8,051 million euros, in compliance with current tax regulations, for tax benefit purposes only.
Likewise, during 1999 the same investment in Telecom Italia and that in Olivetti International were written down by 2,166 million euros. The Company collected, during 2002, from Telecom Italia S.p.A. dividends amounting to approximately 832 million euros (392 million of which in December) deriving from the distribution of income reserves formed prior to the acquisition of Telecom Italia. Such dividends were credited to income and not considered as a reduction of the equity investment.
Subsequently, as a result of the afore-mentioned writedowns, the higher equity investment would be considered reduced from 10,217 million euros to 9,385 million euros as the writedown applied in 1999, in compliance with tax regulations, can be considered partially reduced by the amount of the dividends themselves.
If all the above-mentioned operations would have not been effected, the net shareholders' equity at 31 December 2002 would have shown an increase of approximately 8,217 million euros (net of the relevant tax effect equal to about 1,168 million euros) and the financial years' net result would have shown an improvement of approximately 6,300 million euros (net of the relevant tax effect equal to about 919 million euros).

The breakdown of the opening balances for equity investments classified as financial fixed assets was as follows:

	Shares/quotas at 31.12.2001	Original cost	Losses and write-downs	Replenishments and value restorations	Book value at 31.12.2001
Subsidiary companies					
Finsiel S.p.A.	18,320	429,486			429,486
Global Gaming Investments S.p.A. in winding-up	1,300,000	1,396,896	(96,896)		1,300,000
Olivetti International S.A.	3,999,998	442,739,664	(778,241,328)	756,428,121	420,926,457
Olivetti Multiservices S.p.A.	33,131,900	176,156,192	(9,174,314)	-	166,981,878
Olivetti Finance N.V.	46,905,660	46,905,655	-	-	46,905,655
Olivetti Finanziaria Industriale S.p.A.	35,000,000	78,939,697	(27,556,568)	(16,274,462)	35,108,667
Olivetti Tecnost S.p.A.	273,000,000	538,912,186	(266,801,172)	(64,100,000)	208,011,014
Seat P.G. S.p.A.	159,614,304	192,016,008			192,016,008
Telecom Italia S.p.A.	2,850,255,432	32,206,376,093	(2,065,827,596)	-	30,140,548,497
Webegg S.p.A.	6,621,432	49,049,050	-	-	49,049,050
Total subsidiary companies		**33,732,920,927**	**(3,147,697,874)**	**676,053,659**	**31,261,276,712**
Associated companies					
IN.VA. S.p.A.	400,000	206,583	(44,817)	-	161,766
Distretto Tecnologico del Canavese	225	117,752	-	-	117,752
		324,335	(44,817)		279,518
Other					16,009
Total associated companies					**295,527**
Other investments					
Consortium S.r.l.	12,768,512	19,527,217			19,527,217
Eurofly Service S.p.A.	387,915	482,006	(1,064,845)	787,700	204,861
Fin - Priv. S.r.l.	22,877	15,375,273	-	-	15,375,273
Mediobanca S.p.A.	12,837,000	98,255,610			98,255,610
Tredicimarzo S.r.l.	1	14,001,000			14,001,000
		147,641,106	(1,064,845)	787,700	147,363,961
Other					368,098
Total other					**147,732,059**
Total					**31,409,304,298**

The changes in equity investments during 2002 are analysed below:

Equity investments	Book value at 31.12.2001		Acquisitions, subscriptions and replenishments		Disposals, demergers and reclassifications		Writedowns and value restorations	Book value at 31.12.2002	
	Shares/quotas	Amounts	Shares/quotas	Amounts	Shares/quotas	Amounts		Shares/quotas	Amounts
Subsidiary companies									
Italian listed companies									
Telecom Italia S.p.A.	2,850,255,432	30,140,548,497					(8,051,068,899)	2,850,255,432	22,089,479,598
Seat P.G. S.p.A.	159,614,304	192,016,008			159,614,304	(192,016,008)			
Foreign unlisted companies									
Olivetti International, S.A.	3,999,998	420,926,457						3,999,998	420,926,457
Olivetti Finance N.V.	46,905,660	46,905,655		136,714,803			(183,620,458)	46,905,660	
Italian unlisted companies									
Olivetti Multiservices S.p.A.	33,131,900	166,981,878		20,000,000	2,131,900	(150,100,010)		31,000,000	36,881,868
OMS2 S.r.l.				115,000		(115,000)			
Finsiel S.p.A.	18,320	429,486						18,320	429,486
Olivetti Tecnost S.p.A.	273,000,000	208,011,014					(106,391,914)	273,000,000	101,619,100
Webegg S.p.A.	6,621,432	49,049,050			6,621,432	(49,049,050)			
Olivetti Finanziaria Industriale S.p.A.	35,000,000	35,108,667						35,000,000	35,108,667
Global Gaming Investments S.p.A. in winding-up	1,300,000	1,300,000						1,300,000	1,300,000
Thema S.p.A.			1,300,000	7,516,272				1,300,000	7,516,272
In.Tel Audit Scrl			250,000	250,000				250,000	250,000
Total subsidiary companies		**31,261,276,712**		**164,596,075**		**(391,280,068)**	**(8,341,081,271)**		**22,693,511,448**
Associated companies									
Italian unlisted companies									
IN.VA., S.p.A.	400,000	161,766						400,000	161,766
OCN Trading S.r.l. (in winding-up)	32,000	516						32,000	516
Consorzio per il Distretto Tecnologico del Canavese	225	117,752						225	117,752
EO consorzio (in winding-up)	6	15,493						6	15,493
Tiglio I S.r.l.			456,964	44,640,200				456,964	44,640,200
Total associated companies		**295,527**		**44,640,200**					**44,935,727**
Other investments									
Consortium S.r.l.	12,768,912	19,527,217						12,768,912	19,527,217
Eurofly Service, S.p.A.	387,915	204,861	954,868	496,531				1,342,783	701,392
Fin.-Priv. S.r.l.	2,857	15,375,273						2,857	15,375,273
Mediobanca S.p.A.	12,837,000	98,255,610	1,281,350	14,863,118				14,118,350	113,118,728
Tredicimarzo S.r.l.	1	14,001,000			1	(14,001,000)			
Societa' diverse		368,098				(516)			367,582
Total other investments		**147,732,059**		**15,359,649**		**(14,001,516)**			**149,090,192**
Total		**31,409,304,298**		**224,595,924**		**(405,281,584)**	**(8,341,081,271)**		**22,887,537,367**

(amounts in euros)	Share capital par value	Shareholders' equity	Net income (loss)	Shares/quotas owned	% owned	Pro-quota (*) shareholders' equity	Book value
Subsidiary companies							
Italian listed companies							
Telecom Italia S.p.A.	4,023,816,861	10,955,270,523	(1,645,375,512)	2,850,255,432	38.96 (**	4,268,173,396	22,089,479,598
Foreign unlisted companies							
Olivetti International S.A.	500,000,000	373,933,790	(64,510,649)	3,999,998	100.00	373,933,603	420,926,457
Olivetti Finance N.V.	46,905,660	(24,542,346)	(71,448,006)	46,905,660	100.00	(24,542,346)	-
Italian unlisted companies							
Finsiel S.p.A.	59,982,385	206,170,000	37,110,000	18,320	1.58 (0)	3,252,352	429,486
In.Tel.Audit Scrl	2,750,000	2,750,000	-	250,000	9.09 (0)	250,000	250,000
Global Gaming Investments S.p.A. in winding-up	1,300,000	977,833	(41,661)	1,300,000	100.00	977,833	1,300,000
Olivetti Multiservices S.p.A.	31,000,000	42,024,680	9,202,848	31,000,000	100.00	42,024,680	36,881,868
Olivetti Finanziaria Industriale S.p.A.	35,000,000	1,662,422	36,992,084	35,000,000	100.00	1,662,422	35,108,667
Olivetti Tecnost S.p.A.	273,000,000	160,654,511	(132,708,904)	273,000,000	100.00	160,654,512	101,619,100
Thema S.p.A.	1,300,000	7,673,513	671,029	1,300,000	100.00	7,673,513	7,516,272
Total subsidiary companies						**4,834,059,965**	**22,693,511,448**
Associated companies							
Italian unlisted companies							
INVA S.p.A.	520,000	935,773	238,401	400,000	40.00	374,309	161,766
OCN Trading S.r.l. (in winding-up)	80,000,000 (***	30,948	(650)	32,000	40.00	12,379	516
Tiglio I S.r.l.	5,255,704	497,444,772	(7,288,762)	456,964	8.85	465,130	44,640,200
Cons. Distret. Tecn. Canavese	472,558	368,673	(452,846)	225	24.59	90,657	117,752
Other companies						15,494	15,494
Total associated companies						**957,969**	**44,935,728**
Other investments							
Consortium S.r.l.	561,600,000	664,414,186	37,193,625	12,768,912	2.27	15,106,564	19,527,217
Fin - Priv. S.r.l.	20,000	98,155,330	2,778,391	2,857	14.28	14,011,673	15,375,273
Mediobanca S.p.A.	389,262,457	3,695,702,984	117,646,087	14,118,350	1.81	64,902,808	113,118,728
Other investments						49,859,779	1,068,973
Total other investments						**143,880,824**	**149,090,191**
TOTAL EQUITY INVESTMENTS						**4,978,898,758**	**22,887,537,367**

(*) Pro-quota net equity, after distribution of dividends

(**) 39.52% (54.94% of the voting rights) taking account of the shares classified as current assets.

(***) The share capital is denominated in Italian Lira

(0) Controlled indirectly through Telecom Italia S.p.A.

A comparison of the book values of equity investments in subsidiary companies and the corresponding portions of shareholders' equity adjusted for consolidation purposes shows aggregate equity investment book value to be 18,845.3 million euros higher than aggregate shareholders' equity portions:

(in millions of euros)	Book value of equity investments (a)	Portion of net equity as adjusted for consolidation purposes attributable to the Parent Company (b)	Differences (a-b)
Equity investments the book values of which are lower than the pro-quota net equity of the relevant subsidiaries, as adjusted for consolidation purposes:			
Olivetti Multiservices S.p.A.	36.9	44.3	(7.4)
Olivetti Finanziaria Industriale S.p.A.	35.1	37.0	(1.9)
Thema S.p.A.	7.5	7.7	(0.2)
	79.5	89.0	(9.5)
Equity investments the book values of which are higher than the pro-quota net equity of the relevant subsidiaries, as adjusted for consolidation purposes:			
Telecom Italia S.p.A.	22,089.5	3,345.4	18,744.1
Olivetti International S.A.	420.9	373.9	47.0
Olivetti Finance N.V.	-	(24.3)	24.3
Olivetti Tecnost S.p.A.	101.6	62.5	39.1
Global Gaming Investments S.p.A. (in winding-up)	1.3	1.0	0.3
	22,613.3	3,758.5	18,854.8
	22,692.8	**3,847.5**	**18,845.3**

The difference between the book value of the Telecom Italia S.p.A. equity investment and the corresponding portion of shareholders' equity adjusted for consolidation purposes (18,744.1 million euros) is 6,363.7 million euros lower than the difference in 2001. This is due to the writedown of 8,051.1 million euros applied purely for fiscal purposes pursuant to article 2426 par 2 of the Italian Civil Code, offset by the effect of the dividends distributed during the year.

The liabilities arising from the risk of uncollectibility of the higher amount of the other investments (110.7 million euros) are included in the reserve for risks and charges.

JJ 00225

Receivables

This heading includes both short-term and medium/long-term financial receivables:

	31.12.2002	31.12.2001	Changes
Amounts due within 12 months			
Current portions of subsidized loans relating to:			
. Subsidiary companies	-	18,201	(18,201)
. Associated companies	-	61,397	(61,397)
. Other companies	-	64,242	(64,242)
Getronics Solutions Italia S.p.A.	974,880	3,620,238	(2,645,358)
Interest relief grants Law 346/1988	8,049,356	9,826,085	(1,776,729)
Total amounts due within 12 months	**9,024,236**	**13,590,163**	**(4,565,927)**
Amounts due after 12 months			
Portions of subsidized loans relating to subsidiary companies			
. Olivetti I-Jet S.p.A.	-	18,201	(18,201)
less: current portions	-	(18,201)	18,201
Total amounts due from subsidiary companies after 12 months	-	-	-
Associated companies			
. Tiglio I S.r.l.	15,784,320	-	15,784,320
. Istituto RTM S.p.A.	95,535	95,535	-
. Baltea S.r.l.	-	61,396	(61,396)
less: current portions	-	(61,396)	61,396
Total amounts due from associated companies after 12 months	15,879,855	95,535	15,784,320
Portions of subsidized loans relating to other parties			
. Nortel Italia S.p.A.	-	64,242	(64,242)
. Consorzio per il Distretto Tecnologico del Canavese	226,760	358,811	(132,051)
less: current portions	-	(64,242)	64,242
Due from tax authorities for advancess on severance indemnities	877,182	989,117	(111,935)
Due from Allen Bradley	56,294	56,294	-
Restricted deposit in favour of Getronics (ex Wang Lab.)	40,544,599	46,487,558	(5,942,959)
Cash guarantee deposits	12,476,307	13,436,685	(960,378)
Total amounts due from others after 12 months	54,181,142	61,328,465	(7,147,323)
Total amounts due after 12 months	**70,060,997**	**61,424,000**	**8,636,997**

The 4.6 million euros decrease in receivables due within 12 months from third parties compared with 31 December 2001 (13.6 million euros) was largely due to collection of receivables from Getronics Solutions Italia S.p.A. (2.6 million euros) and receivables for grants pursuant to Law 346/1998 (1.8 million euros).
Amounts due after 12 months totalled 70.1 million euros (61.4 million euros at 31 December 2001) and related in the main to a long-term loan granted to Tiglio I S.r.l. (15.8 million euros) due in December 2009 and an interest-bearing restricted deposit (40.5 million dollars at 31 December 2002), established with a leading bank to guarantee cover for any residual liabilities, in favour of Getronics (formerly Wang Laboratories).
A currency hedging contract was arranged on the deposit through a forward sale of dollars against euros. It totalled 40.5 million euros at 31 December 2002.

Treasury stock

At 31 December 2002 the Parent Company held 2,697,500 own ordinary shares (formerly savings shares converted into ordinary shares in 2000), including shares acquired from employees, for a par value, following the re-denomination of share capital in euros, of 2.7 million euros, and recorded at cost at 2.3 million euros; a special restricted reserve is carried under shareholders' equity for the same amount.

C) Current assets
II. Receivables
Receivables due within 12 months

	31.12.2002	31.12.2001	Changes
Due from third parties			
Customers	2,351,995	2,724,938	(372,943)
Trade notes receivables	58,876	98,127	(39,251)
	2,410,871	2,823,065	(412,194)
less: allowance for doubtful accounts	(1,413,174)	(1,601,003)	187,829
	997,697	1,222,062	(224,365)
Due from subsidiary companies			
- For supplies and other	5,711,280	2,533,042	3,178,238
- Due from Telecom Italia S.p.A. for VAT	213,916,627	-	213,916,627
- Due from Olivetti Group for VAT	3,663,006	-	3,663,006
- Due from Tim and Seat PG for assignments of receivables due from tax authorities	81,364,338	-	81,364,338
- Due from Olivetti Finance N.V.	-	6,944,280	(6,944,280)
- Telecom Italia dividends as accrued	-	46,459,164	(46,459,164)
- Multiservices dividends as accrued	8,742,000	-	8,742,000
	313,397,251	55,936,486	257,460,765
-Interest bearing current accounts:			
. Financing to Olivetti Tecnost S.p.A.	150,000,000	-	150,000,000
. Financing to Olivetti Multiservices S.p.A.		20,000,000	(20,000,000)
. Alladium S.p.A.	192,521	-	192,521
. Olivetti Multiservices S.p.A.	10,216,089	-	10,216,089
. Est S.p.A.	867,841	319,268	548,573
. Olivetti Finance N.V.	-	400,946	(400,946)
. Domustech S.p.A.	1,105,029	667,312	437,717
. GotoWeb S.p.A.	1,071,966	1,669,194	(597,228)
. Olivetti Tecnost S.p.A.	10,653,136	50,761,332	(40,108,196)
. Tecnost Sistemi S.p.A.	4,900,492	-	4,900,492
. OliWeb S.p.A.	-	872,369	(872,369)
. Tiemme Sistemi S.p.A.	4,717,352	4,823,367	(106,015)
. Other subsidiary companies	-	14,441	(14,441)
	183,724,426	79,528,229	(45,803,803)
	497,121,677	135,464,715	211,656,962
Due from associated companies			
- for supplies and other	53,456	45,627	7,829
- interest bearing current accounts	89,429	85,576	3,853
	142,885	**131,203**	**11,682**
Due from others			
- Withholdings and amounts due from tax authorities	753,276,839	548,030,314	205,246,525
- VAT and other amounts due from public authorities	11,114,579	47,027,839	(35,913,260)
- Due from employees	176,517	139,486	37,031
- Prepaid taxes	4,917,465	26,133,279	(21,215,814)
- Due from Getronics	1,606,157	1,606,157	-
- Amounts due from insurance companies	119,854	18,281,065	(18,161,211)
. Receivables acquired from TechnoProduzioni S.p.A.	1,262,471	1,262,471	-
. Due from Ixtant (settlement of grants accrued by Modinform)	-	37,222	(37,222)
. Receivables acquired from Getronics S.p.A. and O.i.S Group.	60,979,538	67,003,111	(6,023,573)
- Other	29,466,411	19,407,365	10,059,046
less: allowance for doubtful accounts	(30,084,069)	(35,172,926)	5,088,857
	832,835,762	693,755,383	139,080,379
- Loans and interest bearing current accounts	2,789,317	6,882,372	(4,093,055)
	835,625,079	**700,637,755**	**134,987,324**
Total receivables due within 12 months	**1,333,887,338**	**837,455,735**	**346,431,603**
Summary of receivables due within 12 months			
Total receivables for suppliers and others			
Third parties	833,833,459	694,977,445	138,856,014
Group	313,450,707	55,982,113	257,468,594
	1,147,284,166	750,959,558	396,324,608
Total financial receivables			
Third parties	2,789,317	6,882,372	(4,093,055)
Group	183,813,855	79,613,805	104,200,050
	186,603,172	86,496,177	100,106,995
Total	**1,333,887,338**	**837,455,735**	**496,431,603**

JJ 00227

Receivables due within 12 months amounted to 1,333.9 million euros, a net increase of 496,4 million euros compared with 31 December 2001.

The change arose largely as a result of an increase in receivables due from subsidiaries (81.4 million euros) in respect of ceded tax credits, an increase in financial receivables due from subsidiaries (104.2 million euros) and an increase in amounts due from tax authorities (205.2 million euros) mainly in connection with tax credits on dividends.

With the participation of Telecom Italia S.p.A. to the Group VAT system in 2002, Olivetti S.p.A. also had a receivable of 213.9 million euros due from Telecom Italia S.p.A. for VAT payables.
These higher receivables were offset by decreases in amounts due from accrued dividends (37.7 million euros), related tax credits (21.2 million euros) and amounts due from insurance companies (18.2 million euros).

Receivables due after 12 months

The balance on this heading at 31 December 2002 was 609 million euros and referred entirely to prepaid taxes arising largely from the allocation on five years of the tax benefit on the Telecom Italia S.p.A. investment writedown (8,051.1 million euros).

III. Financial assets not held as fixed assets

Other equity investments

These assets amounted to 2.7 million euros at 31 December 2002, and referred to equity investments acquiring for trading purposes in:
- Biesse S.p.A. 0.6 million euros;
- Datalogic S.p.A. 2.1 million euros;

The decrease of 4.5 million euros compared with 31 December 2001 was largely due to the sale of the equity investment in Lottomatica S.p.A. (3.3 million euros).

Miscellaneous securities

	31.12.2002	31.12.2001	Changes	Market value
Treasury Certificates (C.C.T.)	31,559,665	46,716,156	(15,156,491)	31,488,810
Long Term Treasury Bonds (B.T.P.)	15,981,202	19,612,447	(3,631,245)	16,779,455
Corporate Bonds	-	1,032,914	(1,032,914)	-
Shares	299,331,037	-	299,331,037	299,331,037
Total	**346,871,904**	**67,361,517**	**279,510,387**	**347,599,302**

The amount of 299.3 million euros of shares refers to no. 41,401,250 Telecom Italia ordinary shares purchased during the year 2002 from Olivetti Finance N.V. and valued at euro 7,23 per share, corresponding to the stock price on the last day of trading in December.

Receivables for securities held under reverse repurchase agreements

This heading reflects the purchase cost of securities acquired under agreements to resell the securities at a pre-arranged date and price.
Income and charges relating to these transactions are computed in respect of the difference between the agreed spot and forward prices and recognised on an accrual basis, under other financial income or charges.

	31.12.2002	31.12.2001	Changes
Treasury Certificates (C.C.T.)	961,066	-	961,066
Long Term Treasury Bonds (B.T.P.)	-	911,312	(911,312)
Total	961,066	911,312	49,754

D) Accrued income and prepaid expenses

	31.12.2002	31.12.2001	Changes
Accrued income			
Due within 12 months			
Interest income			
from third parties	3,019,953	1,898,916	1,121,037
from associated companies	-	1,169	(1,169)
from subsidiary companies	-	346	(346)
Interest relief grants	2,491,939	3,807,848	(1,315,909)
Total accrued income within 12 months	5,511,892	5,708,279	(196,387)
Due after 12 months			
from third parties	-	11,449,758	(11,449,758)
Total accrued income	5,511,892	17,158,037	(11,646,145)
Prepaid expenses			
Due within 12 months			
Financial charges to third parties	-	-	-
Insurance premiums and other costs to:			
third parties	3,329,179	2,259,725	1,069,454
subsidiary companies	-	-	-
Total prepaid expenses due within 12 months	3,329,179	2,259,725	1,069,454
Due after 12 months			
Financial charges from third parties	405,236,656	483,572,416	(78,335,760)
Total prepaid expenses	408,565,835	485,832,141	(77,266,306)
Total	**414,077,727**	**502,990,178**	**(88,912,451)**

Prepaid expenses in respect of financial charges (405.2 million euros) consist mainly of future-year portions of the redemption premium on the convertible bonds issued in 2001.

Comments on liabilities and shareholders' equity

A) Shareholders' equity

I. Share capital

The share capital of Olivetti S.p.A. at 31 December 2002, fully subscribed, paid-up and filed with the Companies Register, was represented by 8,845,239,632 ordinary shares with a par value of 1 euro each (8,783,701,564 ordinary shares at 31 December 2001) for an aggregate value of 8,845,239,632 euros (8,783,701,564 euros at 31 December 2001).

The following operations determined the net increase of 61,538,068 euros during 2002:

- share capital increases subscribed by 31 December 2001 for an aggregate amount of 839,593 euros through the issuance of 839,593 ordinary shares filed with the Companies Register in 2002, in accordance with article 2444 of the Italian Civil Code, as follows:
  - share capital increase of 780,895 euros par value through the issuance of 780,895 ordinary shares, following conversion of a similar number of "Olivetti floating rate1998-2002" bonds;
  - share capital increase of 52,575 euros par value through the issuance of 52,575 ordinary shares following exercise of a similar number of "Olivetti 1998-2002 ordinary share warrants";
  - share capital increase of 6,123 euros par value through the issuance of 6,123 ordinary shares, following exercise of 12,246 "Olivetti 2001-2002 share warrants";

- share capital increases for 26,954 euros par value through the issuance of 26,954 ordinary shares following exercise in December 2001 of 21,033 "Olivetti 1998-2002 ordinary share warrants" and 11,842 "Olivetti 2001-2002 share warrants" in respect of which the corresponding shares had not yet been issued at 31 December 2001;

- share capital increases for 28,797,733 euros par value through the issuance of 28,797,733 ordinary shares following conversion of a similar number of "Olivetti floating-rate 1998-2002" bonds with a par value of 1,000 Italian each (equivalent to 0.5165 euro), after utilisation of 13,924,945 euros from the "Reserve tied to conversion of Olivetti floating rate 1998-2002 bonds" formed following re-denomination of share capital in euros;

- share capital increases for 22,831,828 euros par value through the issuance of 22,831,828 ordinary shares following exercise of a similar number of "Olivetti 1998-2002 ordinary share warrants"; the shares were issued:
  - for 11,791,655 euros against payment of 0.5165 euros (equivalent to 1,000 Italian lire) per share;
  - for 11,040,173 euros on a free basis through use of the "Reserve tied to exercise of Olivetti 1998-2002 ordinary share warrants" formed following re-denomination of share capital in euros;

- share capital increases for 134,430 euros par value (in addition to a share premium of 215,088 euros) through the issuance of 134,430 ordinary shares following conversion of a similar number of "Olivetti 1.5% 2001-2004 convertible bonds with redemption premium";

- share capital increases for an aggregate amount of 5,654,982 euros par value through the issuance at par of 5,654,982 ordinary shares reserved for managers of the Parent Company and its subsidiaries following exercise of a similar number of "Olivetti 1999-2001 share warrants";

- share capital increases for 2,688 euros par value (in addition to a share premium of 8,114 euros) through the issuance of 2,688 ordinary shares following exercise of 2,400 "Olivetti ex Tecnost 1999-2004 warrants" on an exchange basis of 1.12 Olivetti shares per warrant; the issuance was effected:
  - for 620 euros against payment;
  - for 2,068 euros on a free basis through use of the "Reserve tied to exercise of ex Tecnost 1999-2004 warrants" formed following re-denomination of Tecnost S.p.A. share capital in euros;

- share capital increases for 20,460 euros par value (in addition to a share premium of 17,739 euros) through the issuance of 20,460 ordinary shares following exercise of 40,920 "Olivetti 2001-2002 ordinary share warrants";

- share capital increases for 3,229,400 euros par value through the issuance at par of 3,229,400 ordinary shares following conversion of a similar number of "Olivetti 1.5% 2001-2010 convertible bonds with redemption premium".

Future potential changes in share capital

The following were still outstanding at 31 December 2002:

- 137,355,625 "Olivetti ex Tecnost 1999-2004 warrants" for subscription of 153,838,300 Olivetti ordinary shares (at a rate of 1.12 Olivetti shares for each warrant exercised) at the originally planned price per share of 2.80 euros with a 15% annual increment, for the period between 20 August 1999 and the execution date of the respective applications; the price therefore ranges (following adjustment in respect of the share capital increases executed in 2001) from 3.780 euros in the case of warrants exercised in January 2003 to 4.626 euros in relation to warrants that will be exercised in June 2004.
  Consequently, should all warrants outstanding at 31 December 2002 be exercised, the aggregate value of the share capital increase, including the share premium, would vary from a minimum of 581,508,774 euros (January 2003) to a maximum of 711,655,976 euros (June 2004), with an additional amount of 118,369,170 euros from utilisation of pre-established free share capital increase reserves;
- 487,409,258 "Olivetti 1.5% 2001-2004 convertible bonds with redemption premium" net of 2,618 bonds for which applications for conversion into shares had been received at 31 December 2002, thus reducing the value of outstanding bonds with counter-item represented by a payable due to future shareholders (the corresponding shares were issued on 15 January 2003). A total of 487,409,258 Olivetti ordinary shares could still be issued in respect of the outstanding bonds, for an aggregate par value of 487,409,258 euros (plus a share premium of 779,854,813 euros);
- 2,409,663,062 "Olivetti 1.5% 2001-2010 convertible bonds with redemption premium" net of 14,210 bonds for which applications for conversion into shares had been received at 31 December 2002, thus reducing the value of outstanding bonds with counter-item represented by a payable due to future shareholders (the corresponding shares were issued on 15 January 2003). A total of 2,409,663,062 Olivetti shares could still be issued at par in respect of the outstanding bonds for an aggregate par value of 2,409,663,062 euros.

The Board of Directors' meeting of 24 February 2000 implemented the proxy granted pursuant to art. 2443 of the Italian Civil Code by the Extraordinary Shareholders' Meeting of 7 April 1999 to carry a resolution for a Three-Year Stock Option Plan from 1 January 2002 to 31 December 2004, assigning to approximately one hundred managers of the Parent Company and its subsidiaries 29,500,000 free warrants for subscription of an equal number of Olivetti ordinary shares at a price of 3.308 euros per share (after adjustment for the share capital increases of 2001) corresponding to the fair value of Olivetti ordinary shares at the date of the Board of Directors' meeting.
The stock options were to have been exercised in three groups in the period between 2 November and 15 December of 2002, 2003 and 2004 and could be accumulated until the end of the Plan. Subsequently, the Board of Directors' meeting of 9 February 2001 passed a resolution to reverse the previous resolution of 24 February 2000 and to raise share capital by an aggregate amount of 29 million euros through issue of 29 million shares at a subscription price of 2.515 euros per share (after adjustment for the share capital increases of 2001). The shares are reserved for managers of the Parent Company and its subsidiaries and service the warrants to be assigned to such managers under the "February 2002 – December 2004 Three-Year Stock Option Plan", with no changes to terms and conditions applying to stock options already assigned to managers on the payroll as of 24 February 2000 who had since left the Group's employ (a total of 1,330,000 rights).

Proxies assigned to Directors

The Extraordinary Shareholders' Meeting held on 7 April 1999 granted the following powers to the Directors, pursuant to arts. 2443 and 2420 ter of the Italian Civil Code, for a period of five years as from the date of the resolution:

a) to increase share capital in one or more tranches, for a maximum par value of 5 thousand billion Italian lire (2,582.3 million euros), on a free and/or payment basis, with or without share premium, through the issuance of ordinary shares and/or shares serviced with various rights, with the same characteristics as the outstanding shares, to be assigned or offered to parties with entitlement thereto, giving the Directors the right to establish, case by case, the categories of the shares, the issue price thereof, the dividend due date, the appropriation of share capital increase to service the conversion of bonds including bonds issued by third parties, both in Italy and abroad, and/or warrants, as well as the right to appropriate the increase or the increases (within the time limits set forth in art. 134 of Legislative Decree no. 58/1998), also via options, warrants, or similar rights, to employees of the Company, its controlling company and its subsidiary companies;
b) to issue bonds, in one or more tranches, and/or bonds convertible into ordinary shares and/or serviced with various rights, with the same characteristics as the outstanding bonds, with or without warrants, also issued in foreign currency, to be offered with pre-emptive rights to parties with entitlement thereto, for a maximum amount of 8 thousand billion Italian lire (4,131.7 million euros), within the limits permitted under law, on a case-by-case basis, with the consequent share capital increase to service the conversion of bonds and/or exercise of warrants, establishing the procedures, terms, conditions and regulations thereof.

On 13 October 2001, the Extraordinary Shareholders' Meeting resolved to grant proxies authorising the Directors, in accordance with article 2443 of the Italian Civil Code, to raise share capital on one or more occasions over a five-year period from the date of the resolution, by a maximum of 7 billion euros (par value) through the issuance of shares to be assigned or offered with pre-emptive rights to entitled parties and to issue bonds and/or convertible bonds – in accordance with article 2420 ter of the Italian Civil Code – up to a maximum of 10 billion euros (par value), on one or more occasions over a five-year period from the date of the resolution. These proxies are additional to existing proxies for remaining sums.

The Shareholders' Meeting of 8 May 2002 upheld the Board of Directors' proposal of 13 October 2001 and passed a resolution to revoke the non-utilised portions of the proxies pursuant to articles 2443 and 2420 ter granted with the resolutions carried by the Shareholders' Meetings of 7 April 1999 and 13 October 2001 (amounting respectively to a maximum of 6,740 million euros and 10,051 million euros).
Therefore any future operation on capital or any operation that may have an effect on capital (to be executed directly or through a request for new proxies, by means of issuance of shares, convertible bonds or bonds with warrants, warrants, options or other similar rights to the Company shares) will be submitted for Shareholder approval on a case-by-case basis.
The Shareholders' Meeting of 8 May 2002 also passed a resolution empowering the Directors, pursuant to article 2420 ter of the Italian Civil Code, to issue bonds in euros or foreign currency, in one or more instances, over a maximum period of five years as from the date of the resolution, for a maximum aggregate amount of 9 billion euros, within the limits permitted under law on a case-by-case basis, and to establish the procedures, terms, conditions and regulations thereof. These bonds might be convertible into the shares of other companies, and might or might not bear warrants for the purchase of shares of other companies.

I. bis Share capital increases to be filed with the Companies Register pursuant to art. 2444 of the Italian Civil Code

The balance on this heading amounted to 200,198 euros at 31 December 2002 (839,593 euros at 31 December 2001). It reflects the par value of the shares issued by the Company in respect of share capital increases effected in 2002, which had not been filed with the Companies Register by the end of the year (141,134 shares from the exercise of 282,268 "Olivetti 2001-.2002 ordinary share warrants", 2,861 shares from the conversion of a similar number of "Olivetti 1.5% 2001-2004 convertible bonds with redemption premium" and 56,203 shares from the conversion of a similar number of "Olivetti 1.5% 2001-2010 convertible bonds with redemption premium").

I.ter Share capital increase payments relating to shares to be issued

At 31 December 2002 the balance on this heading was zero, compared with 26,954 euros at 31 December 2001.

II. Additional paid-in capital

This reserve amounted to 3,765,365,301 euros at 31 December 2002 compared with 3,765,113,918 euros at 31 December 2001, a net increase of 251,383 euros which reflected the following movements:

- 10,442 euros relating to 12,044 shares (issued at 1.867 euros per share) arising from the exercise in December 2001 of a similar number of "Olivetti 2001-2002 share warrants", for which the relevant shares were issued in 2001 and registered in 2002 (6,123 shares) or issued and registered in January 2002 (5,921 shares);
- 215,088 euros relating to 134,430 shares issued following conversion of a similar number of bonds (with a par value of 2.60 euros per bond) of the series "Olivetti 1.5% 2001-2004 convertible with redemption premium";
- 17,739 euros relating to 20,460 shares issued (at a price of 1.867 euros per share) following exercise of 40,920 "Olivetti 2001-2002 share warrants";
- 8,114 euros relating to 2,688 shares issued following exercise of 2,400 "Olivetti ex Tecnost 1999-2004 warrants" at a price of 3.249 euros per share.



II. bis Additional paid-in capital in respect of share capital increases to be filed with the Companies Register and of shares to be issued

This reserve amounted to 126,941 euros at 31 December 2002 (10,442 euros at 31 December 2001) and comprised 122,363 euros for 141,134 shares arising from the exercise (at a price of 1.867 euros per share) of 282,268 "Olivetti 2001-2002 share warrants" and 4,578 euros for 2,861 shares arising from the conversion of a similar number of bonds with a par value of 2.60 euros per bond from the series "Olivetti 1.5% 2001-2004 with redemption premium".

III. Revaluation reserves

This heading refers to the Revaluation reserve previously stated in the books of the merged company Tecnost S.p.A. and re-formed in the books of Olivetti S.p.A. following the merger with effect from 31 December 2000; at 31 December 2002 it amounted to 1,128,827 euros, unchanged from 31 December 2001.

IV. Legal reserve

This reserve amounted to 920,809,760 euros at 31 December 2002 (unchanged from 31 December 2001)..

V. Reserve for treasury stock

This reserve of 2,298,156 euros reflects the value of 2,697,500 shares issued and held by the Company and carried in the balance sheet under the appropriate financial fixed assets heading, in accordance with art. 2357 ter of the Italian Civil Code: it cannot be distributed while own shares continue to be held.

VII. Other reserves

At 31 December 2002 these reserves reflected an aggregate amount of 2,036,088,939 euros compared with 2,061,056,125 euros at 31 December 2001, a total net decrease of 24,967,186 euros.

a) Extraordinary reserve
At 31 December 2002 this reserve amounted to 1,888,261,068 euros (unchanged from 31 December 2001).

b) Restricted reserve tied to exercise of Olivetti ex Tecnost 1999-2004 warrants
This reserve is irrevocably tied to exercise of "Olivetti ex Tecnost 1999-2004 warrants". At 31 December 2001 it amounted to 118,369,170 euros compared with 118,371,238 euros at 31 December 2001; the decrease of 2,068 euros was due to the exercise of 2,400 warrants during the year. The reserve was formed following the free share capital increase at Tecnost S.p.A. and the simultaneous re-denomination of share capital in euros; at the moment of exercise of the warrants, the unit amount of 1,436.27 Italian lire (equal to the difference between the unit counter-value of 1 euro, namely 1,936.27 Italian lire, and the pre-existing par value of 500 Italian lire per share) will be transferred to share capital in the form of a free share capital increase, as well as to take account of the joint exchange ratio of 1.12 Olivetti shares for each ex-Tecnost warrant following the merger of Tecnost S.p.A. into and with Olivetti S.p.A..

c) Restricted reserves tied to conversion of Olivetti bonds and exercise of Olivetti warrants
These reserves (formed following the re-denomination of Olivetti share capital in euros) amounted to an aggregate 19,241,691 euros at 31 December 2002 compared with 44,206,809 euros at 31 December 2001. The decrease of 24,965,118 euros reflects:

- for 13,924,945 euros, use of the "Reserve for conversion of Olivetti floating rate 1998-2002 bonds" (which decreased from 14,852,133 euros to 927,188 euros) following conversion of 28,797,733 bonds;
- for 11,040,173 euros, use of the "Reserve for exercise of Olivetti 1998-2002 ordinary share warrants" (which decreased from 11,203,283 euros to 163,110 euros) following exercise of 22,831,828 warrants.

At 31 December 2002 the heading also included the "Reserve for exercise of Olivetti 2002-2004 subscription rights (warrants or options) reserved for managers of the Parent Company and its subsidiaries" for 14,264,521 euros, unchanged from 31 December 2001, (and for 643,112 euros still restricted as tied to the exercise of no. 1,330,000 warrants still outstanding) and the "Reserve for exercise of Olivetti 1999-2001 subscription rights (warrants or options) reserved for managers of Parent Company and its subsidiaries" for 3,886,872 euros, also unchanged from 31 December 2001.
After closure of the conversion period for Olivetti 1998-2002 floating rate bonds and the exercise periods for Olivetti 1998-2002 share warrants, Olivetti 1999-2001 subscription rights, and no. 28,170,000 Olivetti 2002-2004 subscription rights (stock options) at 31 December 2002 the corresponding reserves reflected an aggregate balance of 18,598,579 euros and were no longer restricted.

d) Non-taxable reserves
These reserves, amounting overall to 10,217,010 euros (unchanged from 31 December 2002), were originally carried by Tecnost S.p.A. They were re-formed in the Olivetti balance sheet following the merger of Tecnost into and with Olivetti; the breakdown of these reserves is as follows:

- Reserve pertaining to research grants (Law no. 346/1988) for 8,741,403 euros
- Reserve pertaining to Technological Innovation grants (Law no. 46/1982) for 685,713 euros
- Reserve pertaining to capital investment grants (Law no. 64/1986) for 695,110 euros
- Reserve pertaining to VAT deductions on capital investments for 94,784 euros.

Taxes are not provided for these reserves since operations that would make them liable for taxation are not planned at the present time.

VIII. Retained earnings (accumulated losses)

At 31 December 2002 this heading reflected accumulated losses totalling 299,930,180 euros (retained earnings of 571,549,306 euros at 31 December 2001). The difference arose after the loss of 871,479,486 euros posted in 2001 was carried forward with the approval of the Shareholders' Meeting of 8 May 2002.

B) Reserves for risks and charges

2.a) Reserves for taxation

The following years are still subject to adjustment or to assessment by the tax authorities: the financial years from 1997 onwards as regards income taxes; the financial years from 1998 onwards as regards value added tax.

In 1999 the Parent Company underwent a general tax inspection conducted by the Regional Corps of the Turin Tax Police, with specific reference to the years 1994, 1995 and 1996. At the end of the inspection, the tax authorities were notified of hypothetical administrative anomalies regarding both value added tax and (predominantly) income tax. The objections regarding income tax were resolved as a result of the tax settlement agreed on 23 July 2001.

On 15 December 2000 adjustment notices were received regarding value added tax for 1994 and 1995 as a consequence of the findings of the Tax Police's report. The Company promptly presented a well-argued appeal, which was substantially accepted by the Provincial Tax Commission.

In 1994, 1995 and 1996 the Company received assessment notices relating to the income tax returns from 1988 to 1992.

With regard to the assessment relating to 1988, the authorities objected, in view of the consequent tax regime, to the treatment of lease-back contracts as financial leasing contracts. The assessments relating to 1991 and 1992 stemmed from the findings of the Regional Corps of the Trieste Tax Police with regard to usufruct on share contracts entered into by the Company in previous years, while the assessments for 1989 and 1990 concerned both matters.
With regard to usufruct on share contracts, the authorities, in separate assessments, questioned the legitimacy of the deduction of tax credits and withholdings relating to dividends collected from resident companies by the Company as usufructuary. It also alleged the joint responsibility of the Company for the failure to apply to such dividends the higher withholdings tax due on payment of share income to non-residents.
Well-argued appeals have been made against all these assessments.

The objections raised with regard to lease-back contracts have been resolved in favour of the Company and the tax authorities have not proceeded with the matter.

All the objections raised by the authorities regarding usufruct on shares for 1989, 1991 and 1992, as well as that relating to the alleged non-deductibility of tax credits and withholdings on dividends for 1990, have been rejected by the first and second degree tax commissions. Only the appeal lodged by the Company against the 1990 assessment alleging joint responsibility for lower tax withholdings has been rejected by both the provincial and regional tax commissions.

The tax authorities have submitted appeals to the Supreme Court as regards all the decisions in favour of the Company concerning the objections to usufruct on shares and the Company has lodged counter-appeals. With regard to the adverse ruling of the regional tax commission regarding the assessment of tax withholdings for 1990, the Company has lodged an appeal to the Supreme Court and the tax authorities have submitted a counter-appeal.

The Company's tax advisors believe that the dispute regarding usufruct on shares will be settled in favour of the Company since the objections raised on both matters lack any juridical basis, and the Supreme Court has already issued favourable jurisprudence in this area.

2.b) Reserve for deferred taxation

The entire reserve for deferred taxation (344.4 million euros at 31 December 2001) was reversed to income in relation to taxable result for the year and the reduction in the taxable temporary differences for which the reserve was formed in 2000; these differences were more than offset by the deductible temporary differences that arose in the year, as described in the note on prepaid tax receivables.

3) Other provisions

Other provisions at 31 December 2002 amounted to 336.3 million euros (429.5 million euros at 31 December 2001), following increases of 121.8 million euros and uses totalling 215.0 million euros.

The heading includes 23.4 million euros for deferred social security charges arising as a result of reductions in the workforce pursuant to Law 223/1991, 71.5 million euros for charges relating to commitments and possible future risks associated with the sale of OliMan Holding B.V., 222.1 million euros for risks and charges relating to investee companies and 19.3 million euros for charges relating to guarantees given in connection with the sale of subsidiary companies.

C) Reserve for employee severance indemnities

	31.12.2002	31.12.2001	Changes
Beginning balance	**3,857,916**	**4,126,520**	**(268,604)**
Provision for the year	24,045	1,050,599	(1,026,554)
Additional indemnities	7,424,646	1,900,561	5,524,085
	7,448,691	2,951,160	4,497,531
Indemnities paid	(8,191,475)	(2,832,851)	(5,358,624)
Advances to employees	(17,815)	(47,529)	29,714
Contributions paid to the National Insurance Board (INPS)	(8,700)	(11,544)	2,844
Net transfers between Olivetti S.p.A. and Italian subsidiaries	(413,707)	(185,006)	(228,701)
Other uses	(87,752)	(142,834)	55,082
	(8,719,449)	(3,219,764)	(5,499,685)
Ending balance	**2,587,158**	**3,857,916**	**(1,270,758)**

D) Payables

Payables due within 12 months

	31.12.2002	31.12.2001	Changes
Financial payables			
2) Olivetti 1998-2002 floating rate convertible bond	-	15.675.896	(15.675.896)
3) Due to banks			
- Bank overdrafts	618.930.558	266.785.214	352.145.344
- Ordinary loans	-	-	-
- Current portion of loans for research activities	26.527.994	25.159.770	1.368.224
- Current portion of ordinary loans	25.000.000	65.189.979	(40.189.979)
	670,458,552	357,134,963	313,323,589
4) Due to other lenders			
- Savings deposits of employees	63,752	63,752	-
- Other debt	-	549,716	(549,716)
- Current portion of loans from the Tecnological Innov. Fund (FIT)	2,778,871	5,762,176	(2,983,305)
	2,842,623	6,375,644	(3,533,021)
8) Due to subsidiary companies			
Borrowings			
- Olivetti Finance N.V.	368,636,730	407,718,697	(39,081,967)
Current portion of medium/long term loans:			
- Olivetti Finance N.V.	-	1.908.200.000	(1.908.200.000)
- Olivetti Holding B.V.	2.147.000.000	2.147.000.000	-
	2.515.636.730	4.462.918.697	(1.947.281.967)
Interest bearing current accounts			
- Olivetti Multiservices S.p.A.	-	9,450,460	(9,450,460)
- Jetech S.p.A.	76,804	-	76,804
- *Alladium S.p.A.*	-	7,256,030	(7,256,030)
- Olivetti Finanziaria Industriale S.p.A.	3,641,942	14,531,595	(10,889,653)
- Antex F&A S.p.A. (ex Olivetti Servizi Amministrativi)	-	2,129,793	(2,129,793)
- TechnoProduzioni S.p.A.	34,254,683	17,665,270	16,589,413
- Olivetti I-Jet S.p.A.	18,904,896	2,674,634	16,230,262
- Tecnost Sistemi S.p.A.	42,404,916	1,569,954	40,834,962
- TeleAp S.p.A.	147,719	-	147,719
- OliWeb S.p.A.	882,843	1,969,084	(1,086,241)
- Global Gaming Investments S.p.A.	965.013	1.066.486	(101.473)
- Other subsidiary companies	146.304	878.264	(731.960)
	101.425.120	59.191.570	42.233.550
	2.617.061.850	4.522.110.267	(1.905.048.417)
Total financial payables	**3.290.363.025**	**4.901.296.770**	**(1.610.933.745)**
Non financial payables			
5) Advances	3,772,422	3,772,422	-
6) Suppliers	8,989,315	24,717,419	(15,728,104)
8) Subsidiary companies			
- for supplies	8,980,575	3,265,895	5,714,680
- other	4,162,855	19,046,305	(14,883,450)
	13,143,430	22,312,200	(9,168,770)
9) Due to associated companies			
- for supplies	-	1,107	(1,107)
- other	586,256	-	586,256
	586.256	1.107	585.149
11) *Due to tax authorities*	282.587.074	31.172.199	251.414.875
12) Due to soocial security authorities	373.603	699.126	(325.523)
13) Other payables			
- Invoices to be received for costs on 2001 capital increases	5.955.602	55.815.417	(49.859.815)
- Wages, salaries and social contributions	5,659,003	3,032,833	2,626,170
- Other	6,071,180	8,109,445	(2,038,265)
	17,685,785	66,957,695	(49,271,910)
Total non financial payables	**327,137,885**	**149,632,168**	**177,505,717**
Total payables due within 12 months	**3.617.500.910**	**5.050.928.938**	**(1.433.428.028)**

Payables due within 12 months amounted to 3,617.5 million euros at 31 December 2002 (5,050.9 million euros at 31 December 2001)
The change of 1,433.4 million euros arose largely from the decrease in the current portion due on borrowings from foreign subsidiary companies (1,908.2 million euros) set against the increase in amounts due to banks (352.1 million euros) and in non-financial payables (177.6 million euros). Payment of the current portion of the borrowing from Olivetti Holding B.V. amounting to 2,147 million euros was extended to 30 June 2003.

Payables due after 12 months

1) Bonds

Amounts due to third parties:

	31.12.2002	31.12.2001	Changes
Olivetti S.p.A. EONIA linked notes 2001-2003 bond	-	**400,000,000**	**(400,000,000)**

The "Olivetti S.p.A. EONIA linked notes 2001-2003" bond for a par value of 400 million euros was cancelled in full as part of the debt re-financing and maturity profile improvement plan.

Amounts due to subsidiary companies:

	31.12.2002	31.12.2001	Changes
Olivetti 2002-2012 fixed rate bond issued on 26 June 2002	2,500,000,000	-	2,500,000,000
Olivetti 2002-2012 fixed rate bond issued on 23 December 2002	1,400,000,000	-	1,400,000,000
Total	**3,900,000,000**	**-**	**3,900,000,000**

2) Convertible bonds

	31.12.2002	31.12.2001	Changes
Olivetti 1,5% 2001-2004 convertible bond with premium upon redemption			
- par value	1,267,627,834	1,267,627,834	-
- less: conversions into ordinary shares	(363,763)	-	(363,763)
- premium upon redemption	64,346,474	64,364,944	(18,470)
	1,331,610,545	1,331,992,778	(382,233)
Olivetti 1,5% 2001-2010 convertible bond with premium upon redemption			
- par value	2,412,962,875	2,412,962,875	-
- less: conversions into ordinary shares	(3,299,813)	-	(3,299,813)
- premium upon redemption	442,853,902	443,460,350	(606,448)
	2,852,516,964	2,856,423,225	(3,906,261)
Total	**4,184,127,509**	**4,188,416,003**	**(4,288,494)**

The premiums on the 2001-2004 and 2001-2010 bonds, determined on the basis of 5.07759% and 18.37825% redemption increments respectively, were recorded under financial charges and deferred for amounts accruing to future years.

3) Amounts due to banks

	31.12.2002	31.12.2001	Changes
Ordinary loans	25,000,000	90,189,979	(65,189,979)
Loans for research	46,798,098	71,957,868	(25,159,770)
less: current portion	(51,527,994)	(90,349,749)	38,821,755
Total	**20,270,104**	**71,798,098**	**(51,527,994)**

4) Amounts due to other lenders

	31.12.2002	31.12.2001	Changes
Loans from the Tecnological Innovation Fund (FIT)	13,137,832	18,900,009	(5,762,177)
Other lenders	24,130,742	12,234,341	11,896,401
less: current portions	(2,778,871)	(5,762,176)	2,983,305
Total	**34,489,703**	**25,372,174**	**9,117,529**

5) Amounts due to subsidiary companies

	31.12.2002	31.12.2001	Changes
Amounts due to subsidiary companies			
- Olivetti Finance N.V.	3,743,567,709	5,302,415,417	(1,558,847,708)
	3,743,567,709	**5,302,415,417**	**(1,558,847,708)**
Total amounts due after 12 months	**11,882,455,025**	**9,988,001,692**	**1,894,453,333**

With regard to amounts due to Olivetti Finance N.V., two 20 billion yen loans have been arranged at a six-monthly floating rate, expiring respectively in 2029 (referring to a capital of 174.2 million euros) and 2032 (referring to a capital of 171.5 million euros).

On both loans, cross currency and interest rate swaps have been arranged to nullify yen/euro exchange and interest risks. The hedging structure is applicable as long as Olivetti S.p.A. is *in bonis*.

***

At 31 December 2002 financial payables secured by guarantees on assets owned by the Company amounted to 20.9 million euros; these guarantees, for 22.7 million euros (34.5 million euros at 31 December 2001), consisted of pledges on securities and were provided in connection with research loans granted by San Paolo IMI.

The breakdown of medium/long-term debt, including portions due within 12 months, was as follows:

(in millions of euros)	31.12.2002	31.12.2001
Amounts due to subsidiary companies:		
Loan from Olivetti Holding B.V., floating rate 4.74361% at 31.12.2002, extended to 30 June 2003	2,147.0	2,147.0
Loan from Olivetti Finance N.V., repaid on 26 June 2002	-	1,908.2
Loan from Olivetti Finance N.V., floating rate 8.03475% at 31.12.2002, repayable on 30 June 2004	2,434.0	3,129.0
Loan from Olivetti Finance N.V., floating rate 5.86237% al 31.12.2002, repayable on 30 June 2007	223.0	-
Loan from Olivetti Finance N.V., floating rate 4.131178% at 31.12.2002, repayable on 3 November 2005	765.0	2,000.0
Loan from Olivetti Finance N.V. - yen 20 billion - floating rate 1.140978% at 31.12.2002, repayable on 29 October 2029	160.8	173.4
Loan from Olivetti Finance N.V. - yen 20 billion - floating rate 0.07813% at 31.12.2002, repayable on 14 May 2032	160.8	-
Bond issued on 26/6/2002, repayable on 26/6/2012, fixed rate 7.375%, subscribed by Olivetti Finance N.V.	2,500.0	-
Bond issued on 23/12/2002 repayable on 23/12/2012, fixed rate 6.625%, subscribed by Olivetti Finance N.V.	1,400.0	-
Amounts due to third parties:		
"Olivetti 1998-2002" floating rate bond, convertible into ordinary shares, repaid in full on 30 September 2002.	-	15.7
"EONIA Linked Notes due 2003", EONIA rate plus 0.92%, cancelled on 23/12 2002	-	400.0
"Olivetti 1,5% 2001-2004 convertible bond with premium upon redemption", repayable in full on 1st January 2004	1,267.3	1,267.6
Premium upon redemption "Olivetti 1,5% 2001-2004": 5.07759% of bond par value, payable upon redemption on 1st January 2004	64.3	64.4
"Olivetti 1,5% 2001-2010 convertible bond with premium upon redemption", repayable in full on 1st January 2010	2,409.7	2,413.0
Premium upon redemption "Olivetti 1.5% 2001-2010": 18.37825% of bond par value, payable upon bond redemption on 1st January 2010	442.9	443.5
IMI loans for research pursuant Law 346/1988, average interest rate 12.4742% (gross of interest relief grants) at 31 December 2002, repayable by 2004	46.8	71.9
Subsidized loans for technological innovation, average interst rate 4.0994% at 31 December 2002, repayable by 2012	13.1	18.9
Other loans, average interest 3.638% at 31 December 2002, repayable by 2003	25.0	90.2
Other lenders	24.1	12.2
Total	**14,083.8**	**14,155.0**
of which:		
Portions expiring within 12 months	2,201.3	4,167.0
Portions expiring after 12 months	11,659.5	9,988.0

Payables due after 12 months were as follows:

(in millions of euros)	31.12.2002	31.12.2001
within 2 years	4,556.2	465.7
within 5 years	3,080.5	6,487.7
after 5 years	4,245.8	3,034.6
Total	**11,882.5**	**9,988.0**

At 31 December 2002 the Company had unused overdraft facilities on current accounts of 129.5 million euros (315.4 million euros at 31 December 2001) and other unused standby lines of credit for 61 million euros (46.7 million euros at 31 December 2001).

Analysis of the financial position

	31.12.2002	31.12.2001	Changes
Financial liabilities:			
Due within 12 months	3,791,075,585	6,343,665,953	(2,552,590,368)
Due after 12 months	12,892,671,729	10,788,241,009	2,104,430,720
Total financial liabilities (A)	**16,683,747,314**	**17,131,906,962**	**(448,159,648)**
Medium/long-term financial assets	421,020,975	495,022,174	(74,001,199)
Financial current assets	1,062,103,484	308,724,693	753,378,791
Accrued interest income	5,511,892	5,708,279	(196,387)
Total financial resources (B)	**1,488,636,351**	**809,455,146**	**679,181,205**
Net financial indebtedness (A-B)	**15,195,110,963**	**16,322,451,816**	**(1,127,340,853)**

Net financial indebtedness at 31 December 2002 amounted to 15,195.1 million euros, a decrease of 1,127.3 million euros compared with 31 December 2001.
The change (reflecting an increase in medium/long-term debt of 2,178.4 million euros and a decrease in short-term debt of 3,305.8 million euros) was largely due to collection of dividends, disposal of equity investments, assignment of receivables due from tax authorities to Group companies, net of costs incurred mainly for financial charges.

E) Accrued expenses and deferred income

	31.12.2002	31.12.2001	Changes
Accrued expenses			
Due within 12 months			
Interest expenses and charges on loans payable to:			
. Subsidiary companies			
Olivetti Holding B.V.	305,673,260	201,394,399	104,278,861
Olivetti Finance N.V.	117,020,093	1,206,694,659	(1,089,674,566)
. Third parties	70,339,122	34,280,125	36,058,997
Insurance premiums and other			
Third parties	216,731	98,517	118,214
Total accrued expenses within 12 months	493,249,206	1,442,467,700	(949,218,494)
Due after 12 months			
Interest expenses on loans payable to:			
. Subsidiary companies			
Olivetti Finance N.V.	1,010,216,704	800,239,317	209,977,387
Total accrued expenses after 12 months	1,010,216,704	800,239,317	209,977,387
Total accrued expenses	1,503,465,910	2,242,707,017	(739,241,107)
Deferred income			
Due within 12 months			
Third parties	774,348	31,561	742,787
Subsidiary companies	1,106,168	340,854	765,314
Total deferred income within 12 months	1,880,516	372,415	1,508,101
Total accrued expenses and deferred income	**1,505,346,426**	**2,243,079,432**	**(737,733,006)**

Memorandum accounts

A) Personal guarantees given and counter-securities received

At 31 December 2002 suretyships and other personal securities given directly or indirectly through banks and insurance companies totalled 15,387 million euros (17,634.5 million euros at 31 December 2001), as follows:

(in millions of euros)	31.12.2002	31.12.2001	Changes
To third party holders of securities issued by subsidiary companies	15,032	17,136	(2,104)
To banks and finance companies for credit lines and financings given to subsidiary and associated companies	14	137	(123)
Counter-securities given to third parties for guarantees given on behalf of:			-
subsidiary companies	72	72	-
associated and unconsolidated subsidiary companies	3	3	-
third parties	32	34	(2)
	15,153	17,382	(2,229)
Other personal guarantees given	234	253	(19)
Total personal guarantees given	**15,387**	**17,635**	**(2,248)**

The decrease of 2,104 in guarantees to third-party holders of securities issued by subsidiary companies refers in particular to guarantees given in respect of bond loans issued by Olivetti International Finance N.V. and Olivetti Finance N.V.

Counter-securities given to third parties for guarantees given on behalf of subsidiary companies included 52.8 million euros in favour of Telecom Italia.

Other personal guarantees, amounting to 234 million euros at 31 December 2002, referred to:

- suretyships for 3.6 million euros to guarantee fulfilment of trade supplies by Getronics S.p.A.;
- guarantees of 228.1 million euros given to the Italian State Railways in the interest of Wind S.p.A. (ex Infostrada S.p.A.);
- other guarantees for 2.3 million euros.

In respect of the above guarantees, at 31 December 2002 the Company had counter-securities totalling 290 million euros (315 million euros at 31 December 2001), including 213 million euros from Mannesmann A.G., in respect of guarantees given to the Italian State Railways, and 52.8 million euros from Telecom Italia.

B) Guarantees on company assets

Guarantees on Company assets relating to financial operations are analysed under financial payables.

C) Commitments

At 31 December 2002 contractual commitments totalled 8 million euros overall (11 million euros at 31 December 2001), down by 3 million euros.
On the same date, the heading also included a letter of indemnity in favour of Olivetti Finanziaria Industriale S.p.A. in respect of potential risks from on-going disputes.

D) Other memorandum accounts

Other memorandum accounts at 31 December 2002 amounted to 3.8 million euros relating to third-party assets held as guarantee deposits (unchanged from 31 December 2001).

Comments on the income statement

A) Value of production

5) Other revenues and income

Other revenues amounted to 13.6 million euros (15.2 million euros in 2001). They referred to services supplied and to the recovery of costs in relation to subsidiary companies.

B) Costs of production

7) Services

The amount of 26.4 million euros (49.1 million euros in 2001) consisted largely of costs incurred for services and consultancy.

9) Personnel

Payroll costs in 2002 were 13.8 million euros (13.1 million euros in 2001). The increase of 0.7 million euros arose from higher costs for retirement incentives (7.4 million euros) offset in part by the decrease in costs as a result of the reduction in the average number of employees, from 107 heads in 2001 to 78 heads in 2002 (22 managers, 12 supervisors, 44 office staff).
At 31 December 2002 there were 70 employees (89 at 31 December 2001).

10) Amortisation, depreciation and writedowns

Amortisation of intangible fixed assets

The charge for the year amounted to 70.5 million euros, of which 30.6 million euros for amortisation of costs incurred for share capital increases and 38.9 million euros for amortisation of costs relating to issuance of bond loans.

Depreciation of tangible fixed assets

Depreciation for the year (1.2 million euros) was determined on a straight-line basis by adopting rates that reflect the residual useful life of the assets.

As illustrated in the note on tangible fixed assets, accelerated depreciation was also provided, as allowed under tax laws:

(in millions of euros)	Year 2002	Year 2001	Changes
Ordinary depreciation	0.6	0.7	(0.1)
Accelerated depreciation	0.6	0.6	-
Total depreciation	**1.2**	**1.3**	**(0.1)**

Writedowns of receivables classified as current assets

No provision for doubtful accounts was deemed necessary in 2002; the 2001 provision was 1.5 million euros.

14) Other operational expenses

Other operational expenses amounted to 2.7 million euros in 2002 (3 million euros in 2001) and largely comprised duties and taxes other than income taxes of 0.7 million euros and contributions to public and private institutions of 0.8 million euros.

C) Financial income and charges

15) Income from equity investments

	Year 2002	Year 2001	Changes
Dividends from subsidiary companies			
Telecom Italia S.p.A.: accrued in the year	-	46,459,164	(46,459,164)
collected in the year	1,249,581,359	-	1,249,581,359
Finsiel S.p.A.	540,171	606,482	(66,311)
Olivetti Finanziaria Industriale S.p.A.	4,198,879	-	4,198,879
Olivetti Multiservices S.p.A., accrued in the year	8,742,000	-	8,742,000
	1,263,062,409	47,065,646	1,215,996,763
Tax credit			
on accrued dividends	705,555,230	356,187	679,421,951
on dividends collected	4,917,375	26,133,279	4,561,188
	1,973,535,014	**73,555,112**	**1,899,979,902**
Dividends from associated companies			
Lottomatica S.p.A.	-	5,204,783	(5,204,783)
	-	5,204,783	(5,204,783)
Tax credit	-	3,056,769	(3,056,769)
	-	**8,261,552**	**(8,261,552)**
Other dividends			
Fin - Priv. S.r.l.	-	273,915	(273,915)
Mediobanca S.p.A.	2,432,896	1,988,927	443,969
Tredicimarzo S.r.l.	782,910	-	782,910
Eurofly Service	496,531	-	496,531
Datalogic	11,500	-	11,500
	3,723,837	2,262,842	1,460,995
Tax credits	2,094,658	1,328,967	765,691
	5,818,495	**3,591,809**	**2,226,686**
Total	**1,979,353,509**	**85,408,473**	**1,893,945,036**

JJ 00248

16) Other financial income

	Year 2002	Year 2001	Changes
Income from			
Receivables classified as financial fixed assets for subsidized loans			
pertaining to			
subsidiary companies	402	1,134	(732)
associated companies	1,355	4,142	(2,787)
third parties	1,418	4,002	(2,584)
Other from associated companies	-	5,541	(5,541)
Securities held as current assets			
fixed income	1,636,953	1,802,576	(165,623)
floating income	1,385,779	2,310,411	(924,632)
Receivables for securities held under reverse repurchase agreements	40,318	89,801	(49,483)
Other receivables from:			
subsidiary companies			
Olivetti Tecnost S.p.A.	5,933,457	10,571	5,922,886
Olivetti I-Jet S.p.A.	158,127	2,152,328	(1,994,201)
Olivetti Multiservices S.p.A.	540,861	781,976	(241,115)
other subsidiary companies	836,539	1,046,895	(210,356)
associated companies	151,716	4,516	147,200
others	154,354	763,114	(608,760)
Bank current accounts	3,590,102	8,857,886	(5,267,784)
Gains from exchange rate fluctuations	11,325,899	9,796,816	1,529,083
Gains from swap	6,142,461	-	6,142,461
Other	9,496,658	9,703,101	(206,443)
Total	**41,396,399**	**37,334,810**	**4,061,589**

JJ 00249

17) Interest expense and other financial charges

	Year 2002	Year 2001	Changes
Interest payable to subsidiary companies			
Olivetti Tecnost S.p.A.	311,248	7,920,376	(7,609,128)
Olivetti Finanziaria Industriale S.p.A.	481,740	789,342	(307,602)
TechnoProduzioni S.p.A.	-	527,357	(527,357)
Olivetti Holding B.V.	107,315,195	81,641,655	25,673,540
Tecnost Sistemi S.p.A.	-	301,323	(301,323)
Olivetti Finance N.V.	497,774,288	722,416,961	(224,642,673)
other subsidiary companies	1,281,472	607,561	673,911
Interest payable to third parties			
Bonds	148,952,776	62,139,142	86,813,634
Medium/long-term loans	3,468,402	28,089,997	(24,621,595)
Bank current accounts	23,834,480	29,281,339	(5,446,859)
Interest rate swap	14,206,634	2,116,366	12,090,268
Losses on exchange rate fluctuations	5,400,706	18,800,340	(13,399,634)
Interest, commissions and charges on other finance operations	10,062,870	11,996,663	(1,933,793)
Total	**813,089,811**	**966,628,422**	**(153,538,611)**

Financial charges totalled 813.1 million euros, a decrease of 153.5 million euros compared with 2001. The reduction reflected lower charges on borrowings from Olivetti Finance N.V. (224.6 million euros), due to the fact that interest rates on new borrowings were lower than those on loans discharged during the year, set against higher charges for bonds issued in 2001 which had only a partial impact on 2001 income.

D) Value adjustments to financial assets

19) Writedowns

The writedown of 8,400.4 million euros (175.2 million euros in 2001) referred mainly to the fixed-asset equity investment in Telecom Italia S.p.A., which was written down by 8,051.1 million euros, and to Olivetti Finance N.V., which was written down by 182.5 million euros.

The heading also includes a writedown of 69.3 million euros on Telecom Italia S.p.A. shares acquired by Olivetti Finance N.V. during the year and classified as current assets, to reflect the difference between the purchase price and stock market value at 31 December 2002.

E) Extraordinary income and charges

20) Extraordinary income

	Year 2002	Year 2001	Changes
Gains on disposals			
Equity investments			
subsidiary companies	80,328,447	1,032,155	79,296,292
associated companies	-	10,106	(10,106)
other companies	158,468,340	-	158,468,340
Tangible fixed assets	53,100	3,313	49,787
	238,849,887	**1,045,574**	**237,804,313**
Other income	**1,447,518**	**22,622,268**	**(21,174,750)**
Total	**240,297,405**	**23,667,842**	**216,629,563**

Gains on disposals of equity investments in subsidiaries (80.3 million euros) include 71.8 million euros arising from the sale of OMS2 and 8.5 million euros arising from the sale of Webegg to Telecom Italia S.p.A.

Other income (1.4 million euros) included collection of amounts in excess of the price paid for the re-purchase of receivables by Wang Global S.p.A., now Getronics S.p.A. (0.5 million euros), the portion of the sale price of equity investments disposed of in previous years that related to the collection of research grants (0.5 million euros) and other items (0.4 million euros).

21) Extraordinary charges

Extraordinary charges amounted to 76.0 million euros (16.5 million euros in 2001) and referred to a capital loss of 70.5 million euros on the sale of Seat Pagine Gialle shares, and a charge of 3.6 million euros for costs incurred on the sale of the equity investment in Lottomatica.

22) Income taxes for the year

The overall tax benefit of 892.1 million euros arose from deferred tax assets of 609 million euros and reversal of the previously provided reserve for deferred taxes of 344.4 million euros, set against current income tax for 2002 of 61.3 million euros.

The table below illustrates the difference between effective corporate income tax (IRPEG) for the year and the theoretical tax computed with the tax rates applicable for 2002; no provisions were made with regard to the local tax on production activities (IRAP), since both the theoretical and the effective taxable amounts were negative.

Reconciliation between theoretical taxes and effective taxes reported in the income statement

IRPEG

(in millions of euros)	Result for the year	Temporary differences	Tax charge (benefit) Current	Deferred
Result before taxes	**(7,132.0)**			
Theoretical income tax charge (benefit)			**(1,355.0)**	
Temporary differences taxable in the following years	(19.3)	19.3	(3.7)	3.7
Temporary differences deductible in the following years	6,574.2	(6,574.2)	1,249.1	(770.9)
Reversal of temporary differences arisen in prior years	715.6	834.9	135.9	158.2
Permanent differences	184.3	-	35.0	-
Increase (decrease) of taxable income	7,454.8	(5,720.0)	1,416.3	(609.0)
Taxable income (tax loss)	**322.8**	**(5,720.0)**		
less: Reserve for deferred taxation as of 31 December 2001				344.4
Total income tax charge (benefit) for the year 2002			**61.3**	**(953.4)**

The temporary differences deductible in subsequent years arose largely from the equity investment writedowns applied during the year as a result of compulsory allocation of the allowance over five years pursuant to Legislative Decree 209/2002.
The temporary differences from previous years related mainly to the capital gains recorded in 1999 (4,155.8 million euros, of which 2,493.5 million euros already taxed in previous years) on the sale of 31.5% of the equity investment in OliMan Holding B.V., taxation of which was allocated over five annual instalments.
The year's taxable income of 322.8 million euros generated a current tax charge of 61.3 million euros (19% tax rate).
The deferred tax credit of 609 million euros was determined by calculating taxes on temporary differences that will be reversed in respect of future expected taxable income (2,880 million euros) and taking account of DIT benefits.

Other information

Remunerations to Parent Company Directors, Statutory Auditors and Chief Operating Officer

In compliance with CONSOB resolution no. 11971/1999, details are provided below of the remunerations payable in 2002 by the Parent Company and also by subsidiary companies, on whatever basis and in whatever form, to Directors, Statutory Auditors and the Chief Operating Officer.

Name	Office	Office period	Office expiry	Gross remunerations for the year 2002 (in euros)				
				(E)	(F)	(G)	(H)	
				Emoluments for the office in the company drawing up the RS (i.e. Olivetti S.p.A.)	Non-cash benefits	Bonuses and other incentives	Other emoluments Amount	Other emoluments Company
(A)	(B)	(C)	(D)					
TESONE Antonio	Chairman	1/1-31/12/2002	2003 Annual Report Approval	774 886				
	Director	1/1-31/12/2002	2003 Annual Report Approval	51 646				
	Chairman of Internal Control and Remuneration Committees	1/1-31/12/2002	2003 Annual Report Approval	51 646				
TRONCHETTI PROVERA Marco	Deputy Chairman and Chief Executive Officer	1/1-31/12/2002	2003 Annual Report Approval	516 457			1 755 953 (1)	Telecom Italia S.p.A.
	Director	1/1-31/12/2002	2003 Annual Report Approval	51 646				
BENETTON Gilberto	Deputy Chairman and Director	1/1-31/12/2002	2003 Annual Report Approval	51 646			103 291	Telecom Italia S.p.A.
							12 911	Seat Pagine Gialle S.p.A.
BONDI Enrico	Chief Executive Officer	1/1-5/9/2002	05/09/2002	350 908	4 711		2 055 910 (2)	Telecom Italia S.p.A.
	Director	1/1-5/9/2002	05/09/2002	35 091			117 589 (3)	
BUORA Carlo	Chief Executive Officer	1/1-31/12/2002	2003 Annual Report Approval	516 457			2 065 828 (1)	Telecom Italia S.p.A.
	Director	1/1-31/12/2002	2003 Annual Report Approval	51 646			80 000	Telecom Italia Mobile S.p.A.
CAPRIO Lorenzo	Director	1/1-31/12/2002	2003 Annual Report Approval	51 646				
	Member of Internal Control and Remuneration Committees	1/1-31/12/2002	2003 Annual Report Approval	51 646				
CIRLA Giorgio	Director	1/1-31/12/2002	2003 Annual Report Approval	51 646				
FABRIZI Pier Luigi	Director	1/1-31/12/2002	2003 Annual Report Approval	51 646				
GERONZI Cesare	Director	1/1-31/12/2002	2003 Annual Report Approval	51 646				
MION Gianni	Director	1/1-31/12/2002	2003 Annual Report Approval	51 646 (*)			103 291	Telecom Italia S.p.A.
							80 000	Telecom Italia Mobile S.p.A.
							103 292	Seat S.p.A.
MODIANO Pietro	Director	1/1-7/11/2002	2003 Annual Report Approval	44 008 (*)				
	Member of Remuneration Committee	1/1-7/11/2002	2003 Annual Report Approval	22 002 (*)				
NATTINO Giampietro	Director	1/1-31/12/2002	2003 Annual Report Approval	51 646				
PIERRI Paola	Director	7/11-31/12/2002	First 2003 Shareholders meeting	7 641 (*)				
	Member of Remuneration Committee	7/11-31/12/2002	First 2003 Shareholders meeting	3 820 (*)				
PIRELLI Alberto	Director	1/1-31/12/2002	2003 Annual Report Approval	51 646				
PURI NEGRI Carlo Alessandro	Director	1/1-31/12/2002	2003 Annual Report Approval	51 646				
ROCCO di TORREPADULA Giancarlo	Director	5/9-31/12/2002	First 2003 Shareholders meeting	16 555			271 443	Telecom Italia S.p.A.
TREVISAN Dario	Director	1/1-31/12/2002	2003 Annual Report Approval	51 646				
VARISCO Alberto	Director	1/1-31/12/2002	2003 Annual Report Approval	51 646 (*)				
	Member of Internal Control Committee	1/1-31/12/2002	2003 Annual Report Approval	25 823 (*)				
Total Directors				**3.139.775**	**4.711**	**0**	**6.749.508**	
FORNASARI Angelo	Chairman of Board of Statutory Auditors	1/1-31/12/2002	2002 Annual Report Approval	124 000			32 260	Tecnost Sistemi S.p.A.
							4 358	Alladium S.p.A.
BENNANI Vittorio	Statutory Auditor	1/1-31/12/2002	2002 Annual Report Approval	82 633			6 869	Alladium S.p.A.
							21 931	Technoproduzioni S.p.A.
							11 950	Olivetti Fin. Ind. e S.p.A.
CARAMANTI Franco	Statutory Auditor	1/1-31/12/2002	2002 Annual Report Approval	83 833			43 571	Seat Pagine Gialle S.p.A.
Total Statutory Auditors				**290.466**	**0**	**0**	**110.968**	
ARIAUDO Corrado	Chief Operating Officer	1/1-31/12/2002			10 000	154 937	4 161 380 (4)	
TOTAL EMOLUMENTS				**3.430.241**	**14.711**	**154.937**	**11.021.928**	

(1) Amount including the gross remuneration as art. 2389 para 1 and 2 of the Italian Civil Code

(2) Amount including the gross remuneration as art. 2389 para 1 and 2 of the Italian Civil Code, as well as bonuses and other incentives (for an amount equal to euros 650 000)

(3) Emoluments for the office of Chairman in companies controlled by Telecom Italia S.p.A. not collected but transferred to Telecom Italia

(4) Remuneration as employee, accrued compensations and severance indemnity, as well as indemnity for the early waiver to corporate offices and stock options

(*) Olivetti emoluments are transferred to the employing company

As requested by the Consob resolution no. 11971/1999 and subsequent amendments details are provided below of stock options assigned to the Chief Operating Officer

		Options owned at the beginning of the year			Options assigned during the year			Options exercised during the year			Options expired during the year	Options owned at the end of the year		
(A)	(B)	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)=1+4-7-10	(12)	(13)
First Name and Surname	Office	Number of options	Average exercise price (euros)	Average expiry	Number of options	Average exercise price (euros)	Average expiry	Number of options	Average exercise price (euros)	Average market value upon exercise (euros)	Number of options	Number of options	Average exercise price (euros)	Average expiry
Corrado ARIAUDO	Chief Operating Officer	533.332	1,00	-	-	-	-	533.332	1,00	-	-	-	-	-
Corrado ARIAUDO	Chief Operating Officer	2.500.000	2,515	-	-	-	-	-	-	-	-	2.500.000	2,515	-

00253

Tax regime in the event of distribution of reserves

- Additional paid-in capital reserve (3,765,365,301 euros). This is a capital reserve and therefore, in the event of distribution, does not contribute to the formation of shareholders' taxable income.

- Revaluation reserve (1,128,827 euros).
  In the event of distribution, this reserve contributes to the formation of Company and shareholders' taxable income.

- Reserve for treasury stock (2,298,156 euros).
  Should this reserve be made available and distributed, it would contribute to the formation of shareholders' taxable income. The shareholders would attract tax credits within the limits of the taxes paid by the Company pursuant to article 105, par 1, subheads a and b of the Income Tax Consolidated Text.

- Extraordinary reserve (1,888,261,068 euros).
  In the event of distribution, this reserve contributes to the formation of shareholders' taxable income. The shareholders would attract tax credits within the limits of the taxes paid by the Company pursuant to article 105, par 1, subheads a and b of the Income Tax Consolidated Text.

- Non-taxable reserves.
  These comprise:
  - a reserve for research grants (Law 346/1988) for 8,741,403 euros;
  - a reserve for Technology Innovation grants (Law 46/1982) for 685,713 euros;
  - a reserve for capital investment grants (Law 64/1986) for 695,110 euros;
  - a reserve for VAT deductions on capital investments for 94,784 euros.

In the event of distribution, these reserves would contribute to the formation of Company and shareholders' taxable income; should they be used for purposes other than replenishment of losses for the year, they would be treated as contributing to the formation of the Company's taxable income.

Exhibits

Statement of Changes in Shareholders' Equity
Reclassified Income Statement
Statement of Changes in Financial Position

Olivetti S.p.A.
Statement of changes in shareholders' equity

(in euros)	Share capital	Share Capital Increases (I bis through I ter of Shareholders' Equity)	Additional paid-in capital	Additional paid-in capital in respect of share capital increases to be filed with the Companies Register or shares to be issued	Revaluation reserves	Legal reserve	Reserve for treasury stock	Other reserves: Extraordinary reserve	Other reserves: Other	Retained earnings (accumulated losses)	Net result for the year	Total
Balance at 31 December 2000	**4.914.694.381**	**1.999.862.926**	**3.196.212.781**	**-**	**1.128.827**	**877.318.758**	**2.298.156**	**1.888.261.068**	**187.391.835**	**-**	**869.820.034**	**13.936.988.766**
Appropriation of net income 2000 as resolved by the Shareholders' Meeting held on 14 June 2001						43 491 002				571 549 306	(615 040 308)	
Payment of dividends											(254.779 726)	(254.779 726)
Conversion of no. 360,695 Olivetti f.r. 1998-2002 convertible bonds	360 695	(360 695)										
Exercise of "Olivetti common shares 1998 -2002 warrants"	37.012	(37 012)										
Exercise of "Olivetti common shares 1998 -2002 warrants"	26.127	(26 127)										
Merger of Tecnost S.p.A.: Share capital increase through the issue of no. 1,999,439,092 shares in exchange for no.1,785,213,475 *shares owned* by third parties	1.999.439.092	(1.999 439 092)										
Conversion of no. 7,213,223 Olivetti f.r. 1998-2002 convertible bonds	3.725.319											3 725 319
Use of reserve for free capital increase following the conversion of no. 7,213,223 Olivetti f.r. 1998-2002 convertible bonds	3.487.904								(3.487 904)			
Exercise of "Olivetti common shares *1998 -2002 warrants*"	2.009 582											2 009 582
Use of the reserve for free share capital increase following the exercise of "Olivetti common shares 1998-2002 warrants"	1.881 511								(1.881 511)			
Exercise of "Olivetti ex Tecnost common shares 1999 -2004 warrants"	1 685		20 709									22 394
Use of the reserve for free share capital increase following the exercise of "Olivetti ex Tecnost common shares 1999-2004 warrants"	5 623								(5 623)			
Share capital increase resolved by the Board of Directors Meeting held on 9 *June 1999 (stock-options)* in execution of the powers conferred by the Extraordinary Shareholder' Meeting hel on 7 April 1999	9 408 133		11 488 562									20 896 695
Use of the reserve for free share capital increase following the exercise of Stock options	8 808.552								(8 808 552)			
Share capital increase in March 2001 (no. 348,249,405 shares)	348 249 405		557 199.048									905 448 453
Share capital increase *in November 2001 (no.1,491,373,698 shares)*	1.491 373 698											1,491 373 698
Exercise of "Olivetti common shares 2001/2002 warrants"	192.845		192.818									385 663
Conversion of no. 780,896 Olivetti 1998-2002 f.r. convertible bonds		403 299										403 299
Use of the reserve for free share capital increase following the conversion of *no.780,895 Olivetti 1998-2002 f. r. convertible* bonds (bis)		377 596							(377.596)			
Exercise of "Olivetti common shares 1998-2002 warrants" (bis)		27.153										27 153
Usse of the reserve for *free share capital increase following the exercise of* "Olivetti common shares 1998-2002 warrants"		25.422							(25.422)			
Exercise of "Olivetti common shares 2001-2002 warrants" (bis)		6.123		5 309								11 432
Exercise of "Olivetti common shares 1998-2002 warrants" (ter)		10 863										10 863
Use of the reserve for free share capital increase following the exercise of "Olivetti common shares 1998 -2002 warrants"		10.170							(10 170)			
Exercise of "Olivetti common shares 2001-2002 warrants" (ter)		5 921		5.133								11 054
Net result of the year											(871 479 486)	(871 479 486)
Balance as of 31 December 2001	**8.783.701.564**	**866.547**	**3.765.113.916**	**10.442**	**1.128.827**	**920.809.760**	**2.298.156**	**1.888.261.068**	**172.795.057**	**571.549.306**	**(871.479.486)**	**15.235.055.159**

(in euros)	Share capital	Share capital increases (I bis through I ter of Shareholders' Equity)	Additional paid-in capital	Additional paid-in capital in respect of share capital increases to be filed with the Companies Register or shares to be issued	Revaluation reserves	Legal reserve	Reserve for treasury stock	Other reserves: Extraordinary reserve	Other reserves: Other	Retained earnings (accumulated losses)	Net result for the year	Total
Balance as of 31 December 2001	**8.783.701.564**	**866.547**	**3.765.113.918**	**10.442**	**1.128.827**	**920.809.760**	**2.298.156**	**1.888.261.068**	**172.795.057**	**571.549.306**	**(871.479.486)**	**15.235.055.159**
Year 2001 loss coverage										(871.479.486)	871.479.486	-
Conversion of no. 780,895 Olivetti 1998-2002 f.r. convertible bonds	780.895	(780.895)										
Exercise of "Olivetti common shares 1998-2002 warrants"	52.575	(52.575)										
Exercise of "Olivetti common shares 2001-2002 warrants"	6.123	(6.123)	5.309	(5.309)								
Exercise of "Olivetti common shares 1998-2002 warrants "	21.033	(21.033)										
Exercise of "Olivetti common shares 2001-2002 warrants"	5.921	(5.921)	5.133	(5.133)								
Conversion of no. 28,797,733 Olivetti 1998-2002 f.r. convertible bonds	14.872.788											14.872.788
Use of reserve for free share capital increase following the conversion of no. 28,797,733 Olivetti common shares 1998-2002 f.r. convertible bonds	13.924.945								(13.924.945)			
Conversion of no. 134,430 Olivetti 1,5% 2001-2004 convertible bonds	134.430		215.088									349.518
Esercizio n. 40.920 "Warrant azioni ordinarie Olivetti 2001/2002	20.460		17.739									38.199
Share capital increase resolved by the Board of Directors Meeting held on 9 June 1999 (Stock-options) in execution of the powers conferred by the Extraordinary Shareholders' Meeting held on 7 April 1999	5.654.982											5.654.982
Exerciese of no. 22,831,828 "Olivetti common shares 1998-2002 warrants"	11.791.655											11.791.655
Use of the reserve for free share capital increase following the exercise of "Olivetti common shares 1998 -2002 warrants"	11.040.173								(11.040.173)			
Exercise of no. 2,400 "Olivetti ex Tecnost common shares 1999 -2004"	620		8.114									8.734
Use of the reserve for share capital increase following the exercise of "Olivetti ex Tecnost common shares 1999 -2004"	2.068								(2.068)			
Conversion of no. 3,229,400 Olivetti 1,5% 2001-2010 convertible bonds	3.229.400											3.229.400
Conversion of no. 2,861 Olivetti 1,5% 2001-2004 convertible bonds		2.861		4.578								7.439
Exercise of no. 282,268 "Olivetti common shares 2001-2002 warrants"		141.134		122.363								263.497
Conversion of no. 56,203 Olivetti common shares 1,5% 2001-2010 convertible bonds		56.203										56.203
Net result of the year											(6.239.962.549)	(6.239.962.549)
Balance as of 31 December 2002	**8.845.239.632**	**200.198**	**3.765.365.301**	**126.941**	**1.128.827**	**920.809.760**	**2.298.156**	**1.888.261.068**	**147.827.871**	**(299.930.180)**	**(6.239.962.549)**	**9.031.365.025**

Olivetti S.p.A.
Reclassified Income Statement

(in euros)	Year 2002	Year 2001	Changes
Financial income and charges			
1. *Income from equity investments in*			
Subsidiary companies	1,973,535,014	73,555,112	1,899,979,902
Other companies	5,818,495	11,853,361	(6,034,866)
Total income from equity investments	1,979,353,509	85,408,473	1,893,945,036
2. Other financial income from			
Receivables classified as fixed assets	3,175	14,819	(11,644)
Securities classified as current assets	3,063,050	4,202,788	(1,139,738)
Other income:			
Interest income from subsidiary companies	7,468,984	3,991,770	3,477,214
Interest income from associated companies	151,716	4,516	147,200
Interest and other financial income	30,709,474	29,120,917	1,588,557
Total other financial income	41,396,399	37,334,810	4,061,589
3. Interest and other financial charges payable to:			
Subsidiary companies	(607,163,943)	(814,204,575)	207,040,632
Others	(205,925,868)	(152,423,847)	(53,502,021)
Total interest and other financial charges	(813,089,811)	(966,628,422)	153,538,611
Total financial income and charges (1+2+3)	**1,207,660,097**	**(843,885,139)**	**2,051,545,236**
Value adjustments to financial assets			
4. Revaluation of equity investments	-	-	-
5. Write-down of equity investments	(8,400,396,263)	(175,226,612)	(8,225,169,651)
Total value adjustments to financial assets (4+5)	**(8,400,396,263)**	**(175,226,612)**	**(8,225,169,651)**
6. Other income from operations	**13,598,043**	**15,209,057**	**(1,611,014)**
Other costs from operations			
7. Non-financial services	(26,361,228)	(49,093,106)	22,731,878
8. Leases and rentals	(2,383,471)	(2,532,780)	149,309
9. Personnel	(13,757,428)	(13,100,260)	(657,168)
10. Amortisation, depreciation and write-downs	(71,720,275)	(64,475,325)	(7,244,950)
11. *Provision for risk and charges*	-	(191,808,785)	191,808,785
12. Miscellaneous operational expenses	(2,962,335)	(3,225,442)	263,107
Total other costs from operations	**(117,184,737)**	**(324,235,698)**	**207,050,961**
Result from ordinary operations	**(7,296,322,860)**	**(1,328,138,392)**	**(5,968,184,468)**
Extraordinary income and charges			
13. Income	240,297,405	23,667,842	216,629,563
14. Charges	(76,034,591)	(16,459,583)	(59,575,008)
Extraodinary income	**164,262,814**	**7,208,259**	**157,054,555**
Result before taxation	**(7,132,060,046)**	**(1,320,930,133)**	**(5,811,129,913)**
15. Income taxes for the year	892,097,497	449,450,647	442,646,850
NET INCOME (LOSS) FOR THE YEAR	**(6,239,962,549)**	**(871,479,486)**	**(5,368,483,063)**

Olivetti S.p.A.
Statement of Changes in Financial Position

(in millions of euros)	Year 2002	Year 2001
A. Net financial resources (indebtedness) at the beginning of the year	(16,322.5)	(17,990.9)
B. Cash-flow from operating activities		
Net income (loss) for the year	(6,240.0)	(871.5)
Amortization and depreciation	71.7	63.0
Net gains from disposal of fixed assets	(9.7)	(1.0)
Writedown of fixed assets	8,341.1	64.2
Change in operating working capital	(1,268.1)	810.3
Net change in reserve for severance indemnities	(1.3)	(0.3)
	893.7	64.7
C. Cash-flow from investing activities		
Capital investments:		
. Intangible assets	(0.2)	(153.1)
. Tangible assets	(0.1)	(1.4)
. Financial assets	(224.6)	(438.7)
. Other	7.1	-
Proceeds from the disposal of fixed assets	415.2	27.4
	197.4	(565.8)
D. Cash-flow from financing activities		
Capital increases	36.3	2,424.3
Distribution of dividends	-	(254.8)
	36.3	2,169.5
E. Net cash-flow of the year (B+C+D)	1,127.4	1,668.4
F. Net financial resources (indebtedness) at the end of the year (A+E)	(15,195.1)	(16,322.5)

The Board of Directors

Olivetti Group

Consolidated Financial Statements at 31 December 2002

Balance Sheet
Income Statement
Explanatory Notes

olivetti

OLIVETTI GROUP
Consolidated Balance Sheet
ASSETS

(in millions of euros)	31.12.2002	31.12.2001
A) AMOUNTS DUE FROM SHAREHOLDERS	**3**	**1**
B) FIXED ASSETS		
I. Intangible fixed assets		
1) Start-up and expansion costs	83	126
2) Industrial patents and intellectual property rights	1,269	1,291
3) Concessions, licenses, trademarks and similar rights	3,995	4,452
4) Goodwill	17	50
5) Assets in process of formation and advance payments	832	874
6) Other assets	488	590
7) Consolidation differences	27,877	31,837
Total intangible fixed assets	*34,561*	*39,220*
II. Tangible fixed assets		
1) Land and buildings	2,245	3,137
2) Plant and machinery	14,958	16,695
3) Industrial and commercial equipment	60	83
4) Other assets	691	746
5) Assets under construction and advance payments	1,495	1,436
Total tangible assets	19,449	*22,097*
III. Financial fixed assets		
1) Equity investments in		
subsidiary companies	19	19
associated companies	2,101	4,651
other companies	456	387
advances on future capital contributions		1,659
2) Financial receivables		
Due within 12 months from		
others	16	82
Due after 12 months from		
subsidiary company	16	
others	14	
3) Other receivables		
Due within 12 months from		
subsidiary companies	5	2
associated companies	2	
verso altri	55	80
Due after 12 months from		
associated companies	433	117
others	232	273
4) Other securities		
Guarantee deposits	1	1
Other	303	86
5) Treasury stock	393	393
Total financial fixed assets	*4,046*	*7,750*
Total financial fixed assets (B)	**58,056**	**69,067**

(in millions of euros)	31.12.2002	31.12.2001
C) CURRENT ASSETS		
I. Inventories		
1) Raw, ancillary and consumable materials	30	42
2) Work-in progress and semi-finished products	27	29
3) Contract work-in progress	179	352
4) Finished products and goods for resale	346	436
5) Advances to suppliers	2	2
Total inventories	**584**	**861**
II. Receivables		
Due within 12 months from		
customers	8,119	8,251
subsidiary companies	41	32
associated companies	214	569
others	6,295	4,908
Due after 12 months from		
customers	1	3
others	2,065	725
Total receivables	16,735	*14,488*
III. *Financial assets not held as fixed assets*		
Equity investments	173	393
Securities	1,927	3,616
Receivables for securities held under reverse repurchase agreements	56	4
Total financial assets not held as fixed assets	*2,156*	*4,013*
IV. Liquid funds		
Bank and post office deposits	4,363	3,626
Cash	7	76
Total liquid funds	*4,370*	*3,702*
Total current assets (C)	**23,845**	**23,064**
D) ACCRUED INCOME AND PREPAID EXPENSES		
1) Discounts on bond issues and deferred charges on loans	150	131
2) Other accrued income and prepaid expenses	1,330	1,964
Total accrued income and prepaid expenses (D)	**1,480**	**2,095**
TOTAL ASSETS	**83,384**	**94,227**

LIABILITIES AND SHAREHOLDERS' EQUITY

(in millions of euros)		31.12.2002	31.12.2001
A) SHAREHOLDERS' EQUITY			
I.	*Share capital*	*8,845*	*8,784*
I bis.	*Share capital increase to be filed with the Companies Register, pursuant article 2444 of Civil Code*		*1*
I ter.	*Share capital increases payments relating to shares to be issued*		
II.	*Additional paid-in capital*	*3,765*	*3,765*
II bis.	*Additional paid-in capital in respect of share capital increases to be filed with the Companies Register and of shares to be issued*		-
III.	*Revaluation reserves*	*1*	*1*
IV.	*Legal reserve*	*921*	*921*
V.	*Reserve for treasury stock*	*2*	*2*
VI.	*Other Parent Company reserves*	*2,036*	*2,061*
VII.	*Reserve for Parent Company shares held by subsidiary companies*	*391*	*391*
VIII.	*Sundry reserves, retained earnings and accumulated losses*	*(3,548)*	*(107)*
IX.	*Group income (loss) for the year*	*(773)*	*(3,090)*
Group shareholders' equity		**11,640**	**12,729**
X.	*Minority interests*	*8,984*	*13,624*
Total shareholders' equity (A)		**20,624**	**26,353**
B) RESERVES FOR RISKS AND CHARGES			
1) Employee pensions and similar obligations		47	66
2) Taxation		384	759
3) Other provisions		5,395	3,333
Total reserves for risks and charges (B)		**5,826**	**4,158**
C) RESERVE FOR EMPLOYEE SEVERANCE INDEMNITIES		**1,364**	**1,414**

JJ 00264

(in millions of euros)	31.12.2002	31.12.2001
D) PAYABLES		
Due within 12 months		
1) Bonds	813	180
2) Convertible bonds		16
3) Due to banks	3,926	7,412
4) Due to other lenders	1,104	412
5) Advances	270	399
6) Due to suppliers	5,657	6,351
7) Notes payable	241	
8) Due to subsidiary companies	16	27
9) Due to associated companies	625	421
10) Due to tax authorities	898	937
11) Due to social security authorities	257	284
12) Other payables	4,511	4,770
Due after 12 months		
1) Bonds	23,591	22,871
2) Convertible bonds	7,401	8,956
3) Due to banks	1,850	3,453
4) Due to other lenders	866	1,413
5) Due to suppliers	13	156
6) Notes payables		220
7) Due to associated companies	24	474
8) Due to tax authorities	29	82
9) Due to social security authorities	1,102	1,236
10) Other payables	49	181
Total payables (D)	**53,243**	**60,251**
E) ACCRUED EXPENSES AND DEFERRED INCOME		
Premiums on loan issues	37	
Other accrued expenses and deferred income	2,290	2,051
Total accrued expenses and deferred income (E)	**2,327**	**2,051**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**83,384**	**94,227**

Memorandum accounts	31.12.2002	31.12.2001
Personal guarantees given, net of counter- securities received	1,227	1,538
Guarantees on Group companies assets	111	163
Commitments	3,124	5,431
Other accounts	93	295
TOTAL MEMORANDUM ACCOUNTS	**4,555**	**7,427**

OLIVETTI GROUP
Consolidated Income Statement

(in millions of euros)	Year 2002	Year 2001
A) Value of production		
1) Revenues from sales and services	31,408	32,016
2) Changes in inventories of work-in progress, semi-finished and finished products	(8)	(15)
3) Changes in contract work-in progress	(42)	(119)
4) Capitalised production	675	583
5) Other revenues and income		
grants	20	26
other	484	450
Total value of production (A)	**32,537**	**32,941**
B) Costs of production		
6) Raw, ancillary and consumable materials and goods for resale	2,315	2,640
7) Services received	9,407	9,782
8) Leases and rentals	1,166	1,096
9) *Personnel*		
a) Wages and salaries	3,410	3,522
b) Social security charges	1,008	1,042
c) Employee severance indemnities	218	222
d) Other	101	133
	4,737	4,919
10) *Amortisation, depreciation and writedowns*		
a) Amortisation of intangible fixed assets	3,462	3,565
b) Depreciation of tangible fixed assets	3,807	4,080
c) Other writedowns of fixed assets	58	17
d) Writedowns of receivables classified as current assets and of liquid funds	546	448
	7,873	8,110
11) Changes in inventories of raw, ancillary and consumable materials and goods for resale	12	(42)
12) Provisions for risks	114	389
13) Other provisions	58	97
14) Other operational expenses	839	858
Total costs of production (B)	**26,521**	**27,849**
Difference between value and costs of production (A-B)	**6,016**	**5,092**

(in millions of euros)	Year 2002	Year 2001
C) Financial income and charges		
15) *Income from equity investments in*		
Subsidiary companies	46	9
Associated companies		8
Others	11	204
	57	221
16) *Other financial income*		
a) From receivables classified as fixed assets due from		
subsidiary companies		
associated companies	1	6
others	16	16
b) From securities held as fixed assets	4	3
c) From securities held as current assets	234	295
d) Other interest and financial income from		
subsidiary companies	1	1
associated companies	12	17
others	1,244	887
	1,512	1,225
17) *Interest and other financial charges*	(3,819)	(4,330)
Total financial income and charges (C)	**(2,250)**	**(2,884)**
D) Value adjustments to financial assets		
18) *Revaluations of*		
equity investments	121	168
securities held as current assets		30
	121	198
19) Writedowns of		
equity investments	(759)	(2,157)
financial fixed assets	(40)	(49)
securities held as current assets	(108)	(188)
	(907)	(2,394)
Total value adjustments to financial assets (D)	**(786)**	**(2,196)**
E) Extraordinary income and charges		
20) *Income*		
gains on disposals	2,553	465
other income	437	531
	2,990	996
21) *Charges*		
losses on disposals	(236)	(48)
prior years taxation	(8)	(5)
other charges	(8,242)	(4,052)
	(8,486)	(4,105)
Total extraordinary income and charges (E)	**(5,496)**	**(3,109)**
RESULT BEFORE TAXATION AND MINORITY INTERESTS (A-B+C+D+E)	(2,516)	(3,097)
22) Income taxes for the year	2,210	(579)
RESULT AFTER TAXATION BEFORE MINORITY INTERESTS	(306)	(3,676)
23) Result attributable to minority shareholders	(467)	586
24) GROUP NET RESULT FOR THE YEAR	**(773)**	**(3,090)**

Explanatory Notes

Basis of presentation

The consolidated financial statements for the year ended 31 December 2002 have been prepared in accordance with Legislative Decree no. 127 of 9 April 1991. They comprise the Consolidated Balance Sheet (prepared in accordance with the formats specified in articles 2424 and 2424 bis of the Italian Civil Code with suitable adaptations), the Consolidated Income Statement (prepared in accordance with the formats specified in articles 2425 and 2425 bis of the Italian Civil Code with suitable adaptations) and these Explanatory Notes.

The Explanatory Notes are provided to illustrate, analyse and, in some cases, supplement the data reported in the financial statements. They include the information required by article 38 of Legislative Decree no. 127/1991 and by other provisions contained therein, as well as by provisions issued by the Italian Securities and Investments Board (CONSOB); they also provide additional information, even where not required by specific legislation, if deemed necessary to present a true and fair view.

The financial statements used for consolidation purposes are those at 31 December 2002 approved by the Shareholders' Meetings of the individual companies or prepared by the respective Boards of Directors for such approval, adjusted, where necessary, to eliminate entries recorded solely for fiscal purposes and to align the statements with the accounting policies adopted by the Group. Such accounting policies are consistent with legislation governing consolidated financial statements, interpreted by the accounting principles established by the Italian Accounting Profession.

Consolidation area

The consolidated financial statements at 31 December 2002 were prepared using the financial statements of the Parent Company Olivetti S.p.A. and those of the Groups and companies it controls directly and indirectly (that is to say, in which, at 31 December 2002, the Parent Company directly or indirectly held the majority of voting rights at ordinary Shareholders' Meetings, or sufficient votes to exercise a dominant influence), with the exception of a number of minor subsidiary companies and of companies sold since 31 December 2002. Specifically, Telecom Italia S.p.A. and its subsidiary companies (hereinafter referred to as the Telecom Italia Group), which contributed approximately 97% of consolidated revenues, were included through line-by-line consolidation of the consolidated financial statements of the Telecom Italia Group (approved by the Board of Directors and audited by Reconta Ernst & Young S.p.A.), after the necessary consolidation adjustments.

The complete list of investee companies is contained in the Exhibit to these Explanatory Notes ("List of companies included in the consolidated financial statements at 31 December 2002 and of equity investments, pursuant to articles 38 and 39 of Legislative Decree no. 127/1991").

The main changes in the Telecom Italia Group consolidation area compared with 31 December 2001 are as follows:

a) inclusion in the consolidation area:
   - for *Domestic Wireline*: Mediterranean Nautilus Telekomunikasyon Hizmetleri Ticaret Anonim Sirketi, Latin American Nautilus Saint Croix, Latin American Nautilus Colombia Limitada and Latin American Nautilus Bolivia;

- for *Mobile*: Timnet Usa, Starcel, Blu;
- for *Market IT*: Agrisian;
- for *Group IT*: Teco Soft Argentina;
- for "Others": EMSA Servizi Immobiliari, IN.TEL.AUDIT; Epiclink, Netesi.

b) exclusion from the consolidation area:

- for *Domestic Wireline*: Euro Datacom, TMI Italy-Canada and TMI do Brasil;
- for *Mobile*: Autel;
- for *Internet and Media*: Data House Group and some companies in the Internet Business Area;
- for *Market IT*: Consiel, Sogei;
- for *Group IT*: Teco Soft Espana;
- for "Others": the Telespazio Group, Emsa, Immsi, Telimm, Trainet, the 9Télécom Group, Indian Telecommunication Holding, Telecom Italia de Espana and Telecom Italia GmbH.

Telecom Italia S.p.A. spun off the International Wholesale Services business to Telecom Italia Sparkle S.p.A. (ex TMI Telemedia International Italia S.p.A.) and the Training business to Telecom Italia Learning Services S.p.A.

Consolidation principles

The most significant consolidation principles adopted for the consolidated financial statements at 31 December 2002 are as follows:

a) the assets and liabilities of the companies consolidated on a line-by-line basis are stated by eliminating the book value of each consolidated equity investment against the related portion of shareholders' equity.

b) unrealised gains and losses deriving from operations between Group companies are eliminated, as are all receivables, payables, dividends and transactions between companies in the consolidation area.

c) goodwill (or consolidation difference), defined as the difference between the purchase price of subsidiary companies and their current value at the time of acquisition, if positive, is classified under the asset heading "Consolidation differences", which represents the future earnings capacity of the company, and amortised over the period in which such goodwill is expected to provide benefit; if negative, it is classified under the equity reserve "Consolidation reserve". The income statements of subsidiaries acquired during the year are consolidated for the full year; pre-acquisition results not accruing to the Group are reversed under a specific income statement heading.
Consolidation differences relating to equity investments in associated companies, if positive, are included in the investment cost and amortised over the period in which they are expected to provide benefit.

d) minority shareholders' interests in the equity and net result for the year of the consolidated subsidiaries are disclosed separately under specific headings of consolidated shareholders' equity and consolidated income respectively.

e) capital gains and losses arising from the sale of shares in Group companies to third parties are recorded under income. In the event of a share capital increase at a Group company subscribed by

a minority shareholder only, any capital gains or losses arising as the difference between the value of the Group's share of equity before and after the various operations are recorded under income.

f) provisions and value adjustments recorded by consolidated companies to obtain tax benefits allowed under current legislation are eliminated from the consolidated financial statements, taking due account of any related tax effects.

Translation into euro of financial statements denominated in foreign currency

The financial statements of foreign subsidiary companies resident in non-European Monetary Union (EMU) countries are translated into euro by applying the year-end exchange rates to balance sheet headings and the average exchange rates for the year to income statement headings. Any differences arising in respect of the rates at the end of the previous financial year are reported separately under a specific consolidated shareholders' equity heading "Sundry reserves, retained earnings and accumulated losses".

The exchange rates used for currencies of non-EMU countries are set out below:

Exchanges rates Euro/Local Currency					
			average for the year 2002	average for the year 2001	
	31.12.2002	31.12.2001		Telecom Italia Group	Others
European currencies					
Danish krone	7.42880	7.43650	7.43053	-	-
Norwegian krone	7.27560	7.95150	7.50888	-	-
Swedish krone	9.15280	9.30120	9.16143	-	9.14077
Hungarian forint	236.290	245.180	242.959	256.624	-
Swiss franc	1.45240	1.48290	1.46701	-	-
British pound	0.65050	0,60850	0.62879	0.62187	0.61757
Roumanian leu	35,134.6	27,817.2	35,134.6	27,817.2	-
Russian rublo	33.4790	26.8524	29.6715	26.1487	-
Polish zloty	4,02099	3.49530	3.85693	3.67004	-
Non-European currencies					
Venezuelan bolivar	1,471.33	672.432	1,471.33	679.55	640.539
Bolivian	7.85843	6.00473	6.77947	5.89386	-
Australian dollar	1.8556	1.72800	1.74053	-	-
Canadian dollar	1.65500	1.40770	1.48607	-	-
Hong Kong dollar	8.17810	6.87230	7.37650	6.98554	6.8730
Singapore dollar	1.81990	1,63060	1.69391	-	-
US dollar	1.04870	0.88130	0.94540	0.89564	0.89006
Japanese yen	124.3900	115.330	118.03372	-	108.721
Argentine peso	3,53412	1.49821	3.01204	0.89564	0.91112
Chilean peso	755.064	577.066	651.816	567.384	564.356
Colombian peso	2,993.51	2,019.22	2,369.77248	-	2,047.85
Mexican peso	10.85405	8.05711	9.13752	-	8.29024
South African rand	9.00940	10.43020	9.90602	-	7.62055
Brazilian real	3.70537	2.08224	2.77091	2.10294	2.09923
Peruvian sol	3.67150	3.03343	3.32488	-	3.13306

The financial statements of companies operating in highly inflationary economies have been adjusted in accordance with inflation accounting procedures by restating historical book values on the basis of indices that reflect the real change in the purchasing power of local currencies. In order to avoid distortions to results, the year-end exchange rates have been used to translate the income statements of these companies, rather than the average rates for the year. The following companies adopt inflation accounting procedures: Corporacion Digitel C.A. (Venezuela), Finsiel Romania S.r.l. (Romania), IS Tim Telekomunikasyon Hitzmetleri A.S. (Turkey), TECO Soft Argentina and Olivetti Argentina S.A.C.é.l..

Accounting policies

The accounting policies adopted for the preparation of the consolidated financial statements comply with those established by law and are consistent with those adopted in the previous financial year.
The accounting policies adopted for the various headings are illustrated below.

Intangible fixed assets

Intangible fixed assets are stated at purchase or production cost including related accessory charges, and are amortised over their residual useful life; intangible fixed assets are written down to reflect any other than temporary impairment in value; their book value is reinstated in subsequent years if the reasons for such writedowns no longer apply.

Start-up and expansion costs are amortised over five years.

Industrial patents and intellectual property rights are amortised in respect of their expected useful life, over five years (for industrial patents) or predominantly over three years (software), as from the year in which they enter service.

Concessions, licences, trademarks and similar rights are amortised in respect of their expected useful life (licences are amortised over the term of the relevant contracts).

Purchased goodwill relating to the acquisition of businesses or business units is capitalised and generally amortised over five years.

Assets in process of formation and advance payments refer to costs sustained for current software development projects. Due to their nature and value, these projects are of high economic and management importance and offer significant prospects of future revenues or containment of costs.

The heading Other includes leasehold improvements (generally amortised over the term of the relevant leases), rights of way acquired by Telecom Italia to ensure extension of its transmission capacity over non-Italian territory (amortised over the residual life of the contracts with the foreign operators who own the facilities to which the rights refer).

Tangible fixed assets

Tangible fixed assets are recorded at purchase or construction cost restated in accordance with specific monetary revaluation laws and amortised over their residual useful lives.
Assets are written down to reflect any other than temporary impairment in value; the original value is reinstated in subsequent periods if the reasons for such writedowns no longer exist.

Depreciation rates applied are as follows:

Buildings	3 – 7%
Telecommunication plant and systems	3 – 33%
Plant and machinery	20 – 33%
Industrial and commercial plant	15 – 25%
Other assets	6 – 33%

Tangible fixed assets under construction are stated at the direct costs incurred.

Ordinary maintenance costs are charged in full to income.

Equity investments

Long-standing equity investments are classified as financial fixed assets; equity investments acquired for subsequent sale are classified as financial assets not held as fixed assets.
Equity investments classified as financial fixed assets in unconsolidated companies in which at least 20% of voting rights are held are valued with the equity method. Other equity investments classified as financial fixed assets in unconsolidated companies are recorded at cost written down to the corresponding portion of shareholders' equity resulting from the latest financial statements of the investee company in order to reflect other than temporary impairments in value. Losses in value in excess of the corresponding book values are recorded under reserves for risks and charges. In any case the book value of such equity investments is determined on the basis of reasonable expectations of utility and recovery in future financial periods, if lower.
Equity investments purchased for trading purposes and consequently classified under current assets, in consolidated or unconsolidated listed companies, are stated at the lower of purchase cost and realisable value based on year-end stock market prices.
Writedowns of equity investments (both those held as financial fixed assets and those held as current assets) are eliminated in subsequent years if the reasons for such writedowns no longer exist.

Other securities (other than equity investments)

Securities to be held until maturity are classified as financial fixed assets; marketable securities are classified as financial assets not held as fixed assets.
Securities held as fixed assets are stated at purchase cost adjusted on an accrual basis to reflect the difference between purchase cost and redemption value, and written down to reflect any other than temporary impairment in value.
Securities held as current assets are recorded at the lower of purchase cost, adjusted on an accrual basis to reflect the issue spread, and presumed realisable value based on market trends.
Writedowns of securities are eliminated in subsequent years if the reasons for such writedowns no longer exist.

Securities purchased through reverse repurchase agreements with an obligation of re-sale on maturity are classified as financial assets not held as fixed assets and stated at purchase cost. The differences between the spot and forward prices are charged or credited to income on an accrual basis, with a counter-item under accrued income/expenses.

Inventories

Inventories are valued at the lower of purchase or production cost and market value.
The chief methods used to determine cost are as follows:

- raw materials and finished products: LIFO based on annual layers for the Telecom Italia Group and weighted average for the Olivetti Tecnost Group;
- goods: weighted average;
- work-in-progress and semi-finished products: production cost;
- short-term contract work-in-progress: industrial cost;

- long-term contract work-in-progress: percentage of completion method, based on the agreed considerations, also taking account of presumed losses until completion and other possible related risks.

Raw materials, finished products and goods in excess of foreseeable production requirements, slow-moving items or items subject to obsolescence are written down to presumed realisable value.

Accounts receivable and payable

Accounts receivable are stated at estimated realisable value and classified under financial fixed assets or current assets.

Accounts payable are stated at face value.

Foreign currency receivables and payables are stated on the basis of year-end exchange rates; any translation gains or losses arising in respect of the original exchange rates are recorded under "*financial income*" and "*financial charges*" respectively.

Receivables due to the consolidated subsidiary TIM from almost all its dealers are transferred to a factoring company (without recourse, within the agreed limits). As each receivable falls due, the factoring company pays TIM the relative face value, minus amounts due to dealers for services rendered. TIM has not provided guarantees in respect of this operation.

Telephone Companies Employees Social Security Fund

Pursuant to law no. 58/1992, Telecom Italia is required to provide full national insurance coverage for all employees on the payrolls of STET, SIP, Italcable and Telespazio as at 20 February 1992, as well as for all employees transferred from the Public Administration to IRITEL, through the Telephone Companies Employees Social Security Fund (Fondo Previdenza Telefonici, FPT). This coverage also extends to previous periods of employment in other companies. The amounts due were calculated by the Italian National Social Security Board (INPS) and are to be paid in 15 annual instalments. Subsequently, article 66 of Law no. 427/1993 ruled that these costs be recorded in the financial statements and deducted against taxes for the years in which the payments are made.

The amount of the liability is uncertain, since Telecom Italia and the INPS do not agree on the calculation methods to be used.

The matter is being examined in the Courts. Telecom Italia believes that the total liability at 31 December 2002 in respect of the above payments is between 964 million euros and 1,289 million euros (of which 409 million have already been paid), net of the residual amount already recorded by IRITEL and currently carried in the financial statements of Telecom Italia and TIM following the merger of IRITEL.

In accordance with accepted accounting principles, a payable for an amount equivalent to the minimum estimated liability has been recorded in the Olivetti Group's consolidated financial statements for the purposes of determining consolidation goodwill.

Accruals, prepayments and deferrals

Accruals, prepayments and deferrals are determined to reflect the correct apportionment of costs and revenues applicable to two or more financial periods.

Reserves for risks and charges

Taxation: reserves are provided to cover presumed tax liabilities (including any surcharges and arrears interest) in respect of open or disputed positions, and also to cover deferred taxes.

In addition, deferred and prepaid taxes are recognised for temporary differences between the book value and the tax value of the assets and liabilities of the individual consolidated companies, and also for consolidation adjustments.
In accordance with prudent accounting principles, prepaid tax assets are not recognised unless there is a reasonable certainty that future taxable income will be available in the years in which the temporary differences will be reversed.
Prepaid and deferred taxes are recorded in the consolidated financial balance sheet under, respectively, the current assets heading "receivables due from others" and the "reserve for taxation" as a counter-item to "income taxes for the year".
The tax benefit of tax loss carry-forwards is recognised to the extent that there is a reasonable expectation of realising the said benefit.
Deferred taxes on equity reserves not subject to taxation of consolidated companies or companies valued with the equity method are recognised when such reserves are distributed or utilised and are thus liable for taxation.

Other provisions: these amounts are provided largely to cover likely known charges whose timing and extent are however uncertain at year-end. The provisions reflect best estimates based on the commitments undertaken and the information available.

Employee severance indemnities

This provision is formed in accordance with current legislation and labour contracts and reflects the liability accrued to all employees of the consolidated companies at the balance-sheet date. Receivables arising as a result of advance tax payments on employee severance indemnities pursuant to Law no. 662 of 23 December 1996 and subsequent amendments are shown under the financial fixed assets heading "other receivables". These receivables are re-valued in compliance with the provisions of the said law.

Grants

Grants related to income (directly credited to the income statement) and grants related to assets are recognised in the period in which the documents confirming payment are filed, or in the period in which the related costs are sustained in cases when payment is based on established procedures.
Specifically, grants related to assets are recognised on an accrual basis: they are classified as deferred income and subsequently credited to income as the assets to which they refer are amortised.

Revenues

Revenues are recognised as they arise, as follows:

a) *telecommunications services:* in the year the services are provided; since 1999, traffic revenues have been stated gross of amounts due to third-party operators;
b) *IT operations, innovative network services and other operations:* to the extent that the relevant services are provided during the year;
c) *manufacturing and installation operations:* on delivery of goods in the case of supplies or on completion of work in the case of services, consistently with contractual commitments;
d) *office products:* on delivery.

Leased assets

Assets held under finance lease contracts are classified under fixed assets and depreciated beginning from the contract date at the rates applied to proprietary assets of a similar nature. A financial payable is recorded for an equivalent amount and gradually written down as payment is made. Financial charges and amortisation charges provided in respect of leased asset values are charged to income on an accrual basis. Capital gains realised on the sale of assets to leasing companies that are immediately leased back through finance lease contracts are deferred in financial statements and credited to consolidated income over the lease term.

Dividends

Dividend income from subsidiaries is recorded on accrual (i.e., in the year in which the corresponding income is earned) and eliminated during consolidation. Deferred taxes are provided in respect of such income.
In line with accrual accounting procedures, tax credits arising on collection of dividends are also classified as deferred tax assets in the year the dividends accrue, with a balance-sheet counter-item under the heading "Prepaid taxes" in other receivables.
Dividends from non-subsidiary companies and related tax credits are recorded in the year in which such dividends are declared, which generally coincides with the year of collection.

Memorandum accounts

Guarantees given – referring in the main to suretyships – are stated for an amount reflecting the value of securities, net of counter-securities received.
Purchase and sale commitments reflect year-end contractual amounts which have not been included in the normal "operating cycle" and portions not yet executed.

Derivative instruments

Financial derivative contracts are used by the Group to hedge exposure to interest rate and exchange rate risks. They are valued consistently with the underlying asset and liability positions and any net expenses connected with each single transaction are recognized in the statement of income.

For financial instruments used to hedge interest rate risks, the interest differentials are recorded in the statement of income in "financial income and expense" based on the accrual principle.
For financial instruments used to hedge exchange rate risks, the cost (or "financial component" calculated as the difference between the rate at the date of stipulating the contract and the forward rate) is recorded in the statement of income in "financial income and expense" based on the accrual principle.

Non-hedging derivatives are assessed by comparing the instrument value at the contract date and its year-end value. Any losses are charged to income, while gains are not recorded since they are not realised.

Premiums collected (paid) on the sale or purchase of put and call options on listed portfolio shares are classified under "other payables" or "receivables due from others". If the option is exercised, the premium collected (paid) is treated as an accessory component of the strike price of the underlying instruments; if the option is not exercised, the premium collected (paid) is recorded under financial

income (financial charges). Purchase or sale commitments in respect of the sale of put and call options are illustrated in these notes, in the section "Hedging instruments and other derivatives".

Exceptions allowed under article 2423, paragraph 4, of the Italian Civil Code

No exceptions pursuant to article 2423, par 4, of the Italian Civil Code have been made in the financial statements as at 31 December 2002.

Changes in the application of accounting policies

No changes have been adopted in accounting or evaluation policies for financial statement items in 2002.

Comments on consolidated assets

B) Fixed assets

I. Intangible fixed assets

Net intangible fixed assets at 31 December 2002 amounted to 34,561 million euros (39,220 million euros at 31 December 2001).

(in millions of euros)	Net book value at 31.12.2001	Increases	Amortisations	Other changes	Net book value at 31.12.2002
Start-up and expansion costs	126	14	(46)	(11)	83
Industrial patents and intellectual property rights	1,291	581	(1,013)	410	1,269
Concessions, licenses, trademarks and similar rights	4,452	117	(107)	(467)	3,995
Goodwill	50	3	(9)	(27)	17
Assets in process of formation and advance payments	874	817		(859)	832
Other	590	78	(145)	(35)	488
Consolidation differences	31,837	346	(2,142)	(2,164)	27,877
Total	**39,220**	**1,956**	**(3,462)**	**(3,153)**	**34,561**

Start-up and expansion costs comprised costs relating to share capital increases.

Industrial patents and intellectual property rights essentially related to application software owned or licensed indefinitely, largely attributable to the Telecom Italia Group.

Concessions, licences, trademarks and similar rights amounted to 3,995 million euros, a decrease of 457 million euros caused mainly by exchange rate changes in South American countries (-650 million euros). They referred chiefly to the residual cost of UMTS and PCS licences.

Assets in process of formation and advance payments amounted to 832 million euros and reflected costs sustained by Telecom Italia for current software development projects.

The heading *Other* reflected a balance of 488 million euros, including:

a) 222 million euros for leasehold improvements;
b) 42 million euros for bank fees and commissions in respect of the public tender offer on Telecom Italia;
c) 148 million euros for bond issuance expenses.

Consolidation differences at 31 December 2002 amounted to 27,877 million euros (31,837 million euros at 31 December 2001) and included:

* 20,692 million euros for the acquisition of 52.12% of the ordinary share capital of Telecom Italia, net of amortisation totalling 4,446 million euros.
  Aggregate consolidation goodwill was originally stated at 25,534 million euros (justified by stock market prices, availability of the majority of voting rights and earnings expectations as a result of implementation of the Industrial Business Plan drawn up at the time of the public tender offer), to be amortised over 20 years beginning from the second half of 1999;
* 659 million euros for Telecom Italia shares purchased since the public tender offer, net of amortisation of 102 million euros;
* 6,509 million euros for the acquisition by the Telecom Italia Group of the equity investment in Seat Pagine Gialle and other companies.

The balance on the heading decreased by 3,960 million euros from 2001 as a result of writedowns of 1,903 million euros generated by the Telecom Italia Group, current amortisation charges totalling 2,142 million euros and the impact of Latin American currency devaluation on goodwill denominated in such currencies.

II. Tangible fixed assets

At 31 December 2002 net tangible fixed assets amounted to 19,449 million euros (22,097 million euros at 31 December 2001) and comprised:

(in millions of euros)	Gross value at 31.12.2002	Accumulated depreciation at 31.12.2002	Net book value at 31.12.2002 (a)	Net book value at 31.12.2001 (b)	Changes (a-b)
Land and buildings	3,712	1,467	2,245	3,137	(892)
Plant and machinery	56,801	41,843	14,958	16,695	(1,737)
Equipment	1,043	983	60	83	(23)
Other assets	2,101	1,410	691	746	(55)
Assets under construction	1,495	-	1,495	1,436	59
Total	**65,152**	**45,703**	**19,449**	**22,097**	(2,648)

Changes in tangible fixed assets during 2002 were as follows:

(in millions of euros)	
Net book value as of 31 December 2001	**22,097**
Additions	3,291
Depreciation charges	(3,807)
Changes in the consolidation area	(313)
Disposals	(541)
Translation differences and other changes	(1,278)
Net book value as of 31 December 2002	**19,449**

Additions totalled 3,291 million euros, of which 3,258 million euros for the Telecom Italia Group and 33 million euros for the other Group companies.

Additions at the Telecom Italia Group were as follows:

(in millions of euros)	Year 2002
Domestic Wireline	1,828
Mobile	1,075
South America	201
Internet and Media	28
Market IT	12
Group IT	85
Sundry operations and consolidation adjustments	29
Total	**3,258**

Additions for the other Group companies totalled 33 million euros and related to the Olivetti Tecnost Group for 26 million euros and the Olivetti Multiservices Group for 7 million euros.

Depreciation was provided at rates deemed to reflect the residual useful life of the assets concerned and related to the period of utilisation as regards additions for the period.

III. Financial fixed assets

Financial fixed assets at 31 December 2002 amounted overall to 4,046 million euros compared with 7,750 million euros at 31 December 2001, as follows:

(in millions of euros)	31.12.2002 (a)	31.12.2001 (b)	Changes (a-b)
Equity investments	2,576	5,057	(2,481)
Advances on future capital contributions	-	1,659	(1,659)
Financial receivables	46	82	(36)
Other receivables due from:			
subsidiary companies	5	2	3
associated companies	435	117	318
other companies	287	353	(66)
Other securities	304	87	217
Treasury stock	393	393	-
Total	**4,046**	**7,750**	**(3,704)**

JJ 0C280

Equity investments

(in millions of euros)	31.12.2002 (a)	31.12.2001 (b)	Changes (a-b)
Equity investments in unconsolidated subsidiary companies	19	19	-
Equity investments in associated companies	2,101	4,651	(2,550)
Equity investments in other companies	456	387	69
Total	**2,576**	**5,057**	**(2,481)**

Equity investments in associated companies (2,101 million euros as of 31 December 2002) comprised:

(in millions of euros)	Net book value as of 31.12.2002	Net book value as of 31.12.2001	Changes
- Telekom Austria	708	1,460	(752)
- GLB Serviços Interativos	13	24	(11)
- Solpart Participaçoes	142	238	(96)
- Mobilkom Austria	-	544	(544)
- AUNA	-	690	(690)
- Etec S.A.	467	551	(84)
- Telekom Srbija	187	195	(8)
- IS TIM	-	81	(81)
- B.D.T.	-	158	(158)
- IM.SER	12	141	(129)
- Netco Redes	22	125	(103)
- Telemaco immobiliare	-	91	(91)
- Tiglio I	242	-	242
- Tiglio II	74	-	74
- Mirror International Holding	94	94	-
- Italtel Holding	43	65	(22)
- Stream	19	32	(13)
- Other	78	162	(84)
Total	**2,101**	**4,651**	**(2,550)**

The aggregate value of these equity investments includes the residual amount to be amortised (504 million euros at 31 December 2002 and 1,688 million euros at 31 December 2001) of the positive consolidation difference arising at the time of acquisition between the purchase cost and the value of the corresponding net equity portion of the investee companies. The consolidation difference mainly referred to Telekom Austria (315 million euros) and Etec S.A. (100 million euros).

Other receivables

Other receivables classified as financial fixed assets (but not included in the net financial position) amounted to 727 million euros at 31 December 2002 (of which 62 million euros short-term and 665 million euros medium/long-term). They included 94 million euros for receivables, including revaluations, arising from advance tax payments on employee severance indemnities, 435 million euros due from associated companies, mainly for borrowings granted by the Telecom Italia Group to its foreign investee companies, and 85 million euros for loans to personnel.
At 31 December 2001 other receivables amounted to 472 million euros, of which 82 million euros short-term and 390 million euros medium/long-term.

Other securities

The balance on this heading at 31 December 2002 totalled 304 million euros (87 million euros at 31 December 2001).

Treasury shares held by the Parent Company and by its subsidiary Olivetti International S.A.

At 31 December 2002 Olivetti S.p.A. and Olivetti International S.A. held a total of 214,628,828 Parent Company ordinary shares, carried at a book value of 393 million euros. Treasury shares held by the Parent Company Olivetti S.p.A. (2,697,500) are carried at 2 million euros and arose partly from purchases authorised by the Shareholders' Meeting of stock held by employees of the Parent Company and its subsidiaries. The shares held by Olivetti International S.A. (211,931,328) were obtained in joint exchange with Tecnost S.p.A. shares following the upstream merger of Tecnost into Olivetti and are carried at an aggregate value of 391 million euros, the original book value of the Tecnost shares.

C) Current assets

I. Inventories

Net inventories at 31 December 2002 amounted to 584 million euros (861million euros at 31 December 2001):

(in millions of euros)	31.12.2002 (a)	31.12.2001 (b)	Changes (a-b)
Raw, ancillary and consumable materials	30	42	(12)
Work-in progress and semifinished products	27	29	(2)
Total manufactoring inventories	57	71	(14)
Finished products and goods for resale:			
- in respect of group core business	323	409	(86)
- property for sale	23	27	(4)
	346	436	(90)
Contract work-in progress	179	352	(173)
Advance payments	2	2	-
Total	**584**	**861**	**(277)**

Long-term contract work-in-progress reflected considerations due under contractual terms, according to the percentage of completion method.
Property for sale comprised land and buildings already owned by the Olivetti Group, as well as residential real estate whose construction or restructuring had not been completed by the contractors at 31 December 2002.

II. Receivables

Accounts receivable not held as fixed assets amounted to 16,735 million euros at 31 December 2002 (14,488 million euros at 31 December 2001).

(in millions of euros)	31.12.2002 (a)	31.12.2001 (b)	Changes (a-b)
Receivables due within 12 months	14,669	13,760	909
Receivables due after 12 months	2,066	728	1,338
Total	**16,735**	**14,488**	**2,247**

Receivables due within 12 months

(in millions of euros)	31.12.2002 (a)	31.12.2001 (b)	Changes (a-b)
Financial receivables:			
Interest-bearing current accounts and loans			
- subsidiary companies	23	7	16
- associated companies	12	206	(194)
- third parties	960	599	361
	995	812	183
Non financial receivables due from:			
- subsidiary companies	18	25	(7)
- associated companies	202	363	(161)
- trade customers	8,967	9,081	(114)
- others	5,374	4,354	1,020
	14,561	13,823	738
less: *allowance for doubtful accounts*	(887)	(875)	(12)
Total	**14,669**	**13,760**	**909**

Trade receivables before allowances for bad debts amounted to 8,967 million euros and referred in the main to amounts due for telecommunications services and supplies of office products. They related to Telecom Italia (3,753 million euros), TIM (1,404 million euros) and the Seat Pagine Gialle Group (894 million euros). They also included 1,107 million euros for amounts due from other telecommunications services providers.
Receivables were written down to estimated realisable value. Such writedowns mainly concerned amounts due to the Group's telecommunications companies.

During 2002, Telecom Italia S.p.A. transacted securitisation operations which generated a decrease of 849 million euros in trade receivables at 31 December 2002, of which 757 million euros were not yet due, and a decrease of 826 million euros in net financial indebtedness.
Factoring operations totalling 3,969 million euros were also arranged, of which 3,843 million euros relating to the Telecom Italia Group and 126 million euros to other Group companies; ceded receivables not yet due at 31 December 2002 amounted to 585 million euros.

Other short-term non-financial receivables amounted to 5,374 million euros (4,354 million euros at 31 December 2001), as follows:

(in millions of euros)	31.12.2002	31.12.2001	Changes
Subsidies and grants due from the State and other public bodies	59	43	16
Amounts collected from customers, currently being credited	98	210	(112)
Amounts due from tax authorities	2,092	2,215	(123)
Prepaid taxes	2,151	991	1,160
Amounts due from employees	95	94	1
Sundry amounts due (from the State and other public bodies)	879	801	78
Total	**5,374**	**4,354**	**1,020**

Receivables due after 12 months

Receivables due after 12 months amounted to 2,066 million euros at 31 December 2002 (728 million euros at 31 December 2001), as follows:

- 2,039 million euros for prepaid taxes (704 million euros at 31 December 2001), of which 210 million euros for the entry in the Olivetti consolidated financial statements only of the Telephone Companies Employee Social Security Fund payable (which the Telecom Italia Group accounts for on a cash basis);
- 27 million euros for other receivables (24 million euros in 2001).

III. Financial assets not held as fixed assets

These assets totalled 2,156 million euros at 31 December 2002 (4,013 million euros at 31 December 2001).

(in millions of euros)	31.12.2002 (a)	31.12.2001 (b)	Changes (a-b)
Equity investments in subsidiary companies	169	247	(78)
Equity investments in associated companies	-	134	(134)
Other equity investments	4	12	(8)
Securities	1,927	3,616	(1,689)
Receivables for securities held under reverse repurchase agreements	56	4	52
Total	**2,156**	**4,013**	**(1,857)**

Equity investments available for future divestments are classified under current assets and carried at the lower of purchase cost and estimated realisable value based on December stock market prices.

At 31 December 2002, equity investments in subsidiary companies amounted to 169 million euros and related primarily to shares held by companies in the Telecom Italia Group. The reduction was largely due to the Telecom Italia writedown on TIM shares.

Equity investments acquired for trading purposes relating to listed companies, including companies consolidated on a line-by-line basis, are classified as Securities and carried at the lower of purchase cost and estimated realisable value based on year-end stock market prices.

Securities amounted overall to 1,927 million euros at 31 December 2002 and were held in the main by Group finance companies in connection with trading activities; they included 278 million euros for securities held by the Telecom Italia Group and 1,649 million euros for securities held by other Olivetti Group companies, in particular bonds (517 million euros), own bonds (649 million euros) and other securities (483 million euros).

IV. Liquid funds

At 31 December 2002 liquid funds amounted to 4,370 million euros (3,702 million euros at 31 December 2001), including 1,255 million euros for the Telecom Italia Group. They consisted mainly of cash held in bank current accounts.

D) Accrued income and prepaid expenses

Accrued income and prepaid expenses amounted to 1,480 million euros at 31 December 2002 (2,095 million euros at 31 December 2001).

(in milions of euros)	31.12.2002 (a)	31.12.2001 (b)	Changes (a-b)
Accrued income:			
- interest income			
within 12 months	358	366	(8)
after 12 months	-	12	(12)
- other	9	100	(91)
Total accrued income	367	478	(111)
Prepaid expenses:			
- interest charges			
within 12 months	22	59	(37)
after 12 months	465	693	(228)
- other	476	734	(258)
Discounts on bond issues and other similar charges on loans	150	131	19
Total prepaid expenses and discounts	1,113	1,617	(504)
Total	**1,480**	**2,095**	**(615)**

Prepaid expenses in respect of financial charges due after 12 months amounted to 465 million euros at 31 December 2002 and consisted of the redemption premium on the Olivetti 1.5% 2001-2004 and Olivetti 1.5% 2001-2010 bonds issued by the Parent Company in 2001 and on the 2000-2005 1% Bond exchangeable for Telecom Italia shares issued by Olivetti Finance N.V., for the portions not accruing in 2002.

Comments on liabilities and shareholders' equity

A) Shareholders' equity

I. Share capital

The share capital of Olivetti S.p.A. at 31 December 2002, fully subscribed, paid-up and filed with the Companies Register, was represented by 8,845,239,632 ordinary shares with a par value of 1 euro each (8,783,701,564 ordinary shares at 31 December 2001) for an aggregate value of 8,845,239,632 euros (8,783,701,564 euros at 31 December 2001).

The following operations determined the net increase of 61,538,068 euros during 2002:

- share capital increases subscribed by 31 December 2001 for an aggregate amount of 839,593 euros, filed with the Companies Register in January 2002, as follows:
  - 780,895 euros following conversion of 780,895 "Olivetti floating rate 1998-2002" bonds;
  - 52,575 euros following exercise of 52,575 "Olivetti 1998-2002 ordinary share warrants";
  - 6,123 euros following exercise of 12,246 "Olivetti 2001-2002 share warrants";

- share capital increases for an aggregate 26,954 euros following exercise in December 2001 of 21,033 "Olivetti 1998-2002 ordinary share warrants" and 11,842 "Olivetti 2001-2002 share warrants" in respect of which the corresponding shares were issued and filed with the Companies Register in 2002;

- share capital increases for an aggregate 32,161,563 euros following the conversion of bonds, comprising:
  - 28,797,733 euros following conversion of 28,797,733 "Olivetti floating rate 1998-2002" bonds with a par value of 1,000 Italian lire each (equivalent to 0.5165 euro), after utilisation of 13,924,945 euros from the "Reserve tied to conversion of Olivetti floating rate 1998-2002 bonds" formed following re-denomination of share capital in euros;
  - 134,430 euros following conversion of 134,430 "Olivetti 1.5% 2001-2004 convertible bonds with redemption premium" (in addition to a share premium of 215,088 euros);
  - 3,229,400 euros following conversion of 3,229,400 "Olivetti 1.5% 2001-2010 convertible bonds with redemption premium";

- share capital increases for an aggregate 28,509,958 euros following exercise of warrants, comprising:
  - 22,831,828 euros par value following exercise of "Olivetti 1998-2002 ordinary share warrants"; this increase consisted of 11,791,655 euros against payment of 0.5165 euros (equivalent to 1,000 Italian lire) per share and 11,040,173 euros on a free basis (through use of the "Reserve tied to exercise of Olivetti 1998-2002 ordinary share warrants" formed following the re-denomination of share capital in euros);

- 5,654,982 euros par value following exercise of a similar number of "Olivetti 1999-2001 share warrants" assigned to Parent Company and subsidiary managers;

- 2,688 euros par value (in addition to a share premium of 8,114 euros) following exercise of 2,400 "Olivetti ex Tecnost 1999-2004 warrants" on an exchange basis of 1.12 Olivetti shares per warrant; the issue was effected for 620 euros against payment and for 2,068 euros on a free basis through use of the "Reserve tied to exercise of ex Tecnost 1999-2004 warrants" formed following the re-denomination of Tecnost S.p.A. share capital in euros;
- share capital increase for 20,460 euros par value (in addition to a share premium of 17,739 euros) following exercise of 40,920 "Olivetti 2001-2002 ordinary share warrants".

Future potential changes in share capital and proxies assigned to Directors

The following were still outstanding at 31 December 2002:
- 137,355,625 "Olivetti ex Tecnost 1999-2004 warrants" with a floating exercise price. Exercise of these warrants would determine an aggregate share capital increase including the share premium varying from a minimum of 581.5 million euros (January 2003) to a maximum of 711.7 million euros (June 2004), as well as 118.4 euros from utilisation of pre-established free share capital increase reserves;
- 487,409,258 "Olivetti 1.5% 2001-2004 convertible bonds with redemption premium" which would generate a share capital increase for an aggregate par value of 487.4 million euros (in addition to a share premium of 779.9 million euros);
- 2,409,663,062 "Olivetti 1.5% 2001-2010 convertible bonds with redemption premium" in respect of which a similar number of Olivetti ordinary shares could still be issued at 31 December 2002 for an aggregate par value of 2,409.7 million euros.

The Board of Directors' meeting of 24 February 2000 implemented the proxy granted pursuant to art. 2443 of the Italian Civil Code by the Extraordinary Shareholders' Meeting of 7 April 1999 to carry a resolution for a Three-Year Stock Option Plan from 1 January 2002 to 31 December 2004, assigning to approximately one hundred managers of the Parent Company and its subsidiaries 29,500,000 free warrants for subscription of an equal number of Olivetti ordinary shares at a price of 3.308 euros per share (after adjustment for the share capital increases of 2001) corresponding to the normal value of Olivetti ordinary shares at the date of the Board of Directors' meeting.
The warrants were to have been exercised in three groups in the period between 1 November and 15 December of 2002, 2003 and 2004 and could be accumulated until the end of the Plan.

Subsequently, the Board of Directors' meeting of 9 February 2001 passed a resolution to revoke the previous resolution of 24 February 2000 and to raise share capital by an aggregate amount of 29 million euros through issue of 29 million shares at a subscription price of 2.515 euros per share (after adjustment for the share capital increases of 2001). The shares are reserved for managers of the Parent Company and its subsidiaries and service the warrants to be assigned to such managers under the "February 2002 – December 2004 Three-Year Stock Option Plan", with no changes to terms and conditions applying to stock options (a total of 1,330,000) already assigned to managers on the payroll as of 24 February 2000 who had since left the Group's employ.

The Shareholders' Meeting of 8 May 2002 upheld the Board of Directors' proposal of 13 October 2001 and passed a resolution to revoke the non-utilised portions of the proxies pursuant to articles 2443 and 2420 ter granted with the resolutions carried by the Shareholders' Meetings of 7 April 1999 and 13 October 2001 (amounting respectively to a maximum of 6,740 million euros and 10,051 million euros). Therefore any future operation on capital or any operation that may have an effect on capital (to be executed directly or through a request for new proxies, by means of issuance of shares, convertible bonds or bonds with warrants, warrants, options or other similar rights to the Company shares) will be submitted for Shareholder approval on a case-by-case basis.
The Shareholders' Meeting of 8 May 2002 also passed a resolution empowering the Directors, pursuant to article 2420 ter of the Italian Civil Code, to issue bonds in euros or foreign currency, in one or more instances, over a maximum period of five years as from the date of the resolution, for a maximum aggregate amount of 9 billion euros, within the limits permitted under law on a case-by-case basis, and to establish the procedures, terms, conditions and regulations thereof.

I bis. Share capital increases to be filed with the Companies Register pursuant to art. 2444 of the Italian Civil Code

The balance on this heading amounted to 200,198 euros at 31 December 2002 (839,593 euros at 31 December 2001). It reflects the par value of the shares issued by Olivetti S.p.A. in respect of share capital increases effected in 2002, which had not been filed with the Companies Register by the end of the year.

I ter. Share capital increase payments relating to shares to be issued

At 31 December 2002 the balance on this Parent Company heading was zero (26,954 euros at 31 December 2001).

II. Additional paid-in capital

This Parent Company reserve amounted to 3,765,365,301 euros at 31 December 2002 compared with 3,765,113,918 euros at 31 December 2001, a net increase of 251,383 euros which reflected the following movements:

- 10,442 euros relating to 12,044 shares (issued at 1.867 euros per share) arising from the exercise in December 2001 of a similar number of "Olivetti 2001-2002 share warrants" for which the relevant shares were issued in 2001 and registered in 2002 (6,123 shares) or issued and registered in January 2002 (5,921 shares);
- 215,088 euros relating to 134,430 shares issued following conversion of a similar number of bonds (with a par value of 2.60 euros per bond) of the series "Olivetti 1.5% 2001-2004 convertible with redemption premium";
- 17,739 euros relating to 20,460 shares issued (at a price of 1.867 euros per share) following exercise of 40,920 "Olivetti 2001-2002 share warrants";
- 8,114 euros relating to 2,688 shares issued following exercise of 2,400 "Olivetti ex Tecnost 1999-2004 warrants" at a price of 3.249 euros per share.

II bis. Additional paid-in capital in respect of share increases to be filed with the Companies Register and of shares to be issued

This Parent Company reserve (which is not shown in the Consolidated Balance Sheet given the immaterial amount involved) amounted to 126,941 euros at 31 December 2002 (10,442 euros at 31 December 2001).

III. Revaluation reserves

This Parent Company reserve of 1,128,827 euros (unchanged from 31 December 2001) consists of the revaluation reserve originally stated in the books of the merged company Tecnost S.p.A. and re-formed in the books of Olivetti S.p.A..

IV. Legal reserve

This Parent Company reserve amounted to 920,809,760 euros at 31 December 2002 (unchanged from 31 December 2001).

V. Reserve for treasury stock

This Parent Company reserve of 2,298,156 euros reflects the value of 2,697,500 shares issued and held by Olivetti S.p.A. and carried in the balance sheet under the appropriate financial fixed assets heading.

VII. Other reserves

a) Other Parent Company reserves

At 31 December 2002 these reserves reflected an aggregate amount of 2,036,088,939 euros compared with 2,061,056,125 euros at 31 December 2001, a total net decrease of 24,967,186 euros.

1) Extraordinary reserve
At 31 December 2002 this reserve amounted to 1,888,261,068 euros (unchanged from 31 December 2001).

2) Restricted reserve tied to exercise of Olivetti ex Tecnost 1999-2004 warrants
This reserve was formed following the free share capital increase at Tecnost S.p.A. and the simultaneous re-denomination of share capital in euros. It is irrevocably tied to exercise of "Olivetti ex Tecnost 1999-2004 warrants". At 31 December 2002 it amounted to 118,369,170 euros, down by 2,068 euros from 31 December 2001 due to exercise of 2,400 warrants during the year.

3) Restricted reserves tied to conversion of Olivetti bonds and exercise of Olivetti warrants

These reserves (formed following the re-denomination of Olivetti share capital in euros) amounted to an aggregate 19,241,691 euros at 31 December 2002 compared with 44,206,809 euros at 31 December 2001. The decrease of 24,965,118 euros reflects:

- for 13,924,945 euros, use of the "Reserve for conversion of Olivetti floating rate 1998-2002 bonds" (which decreased from 14,852,133 euros to 927,188 euros) following conversion of 28,797,733 bonds;
- for 11,040,173 euros, use of the "Reserve for exercise of Olivetti 1998-2002 ordinary share warrants" (which decreased from 11,203,283 euros to 163,110 euros) following exercise of 22,831,828 warrants.

At 31 December 2002 the heading also included the "Reserve for exercise of Olivetti 2002-2004 subscription rights (warrants or options) reserved for managers of the Parent Company and its subsidiaries" for 14,264,521 euros, unchanged from 31 December 2001, (and for 643,112 euros still restricted as tied to the exercise of no.1,330,000 warrants still outstanding), and the "Reserve for exercise of Olivetti 1999-2001 subscription rights (warrants or options) reserved for managers of Parent Company and its subsidiaries" for 3,886,872 euros, also unchanged from 31 December 2001.

After closure of the conversion period for Olivetti 1998-2002 floating rate bonds and the exercise period for Olivetti 1998-2002 share warrants, Olivetti 1999-2001 subscription rights and no. 28,170,000 Olivetti 2002-2004 subscription rights (stock options), at 31 December 2002 the corresponding reserves, which reflected an aggregate balance of 18,598,579 euros, were no longer restricted.

4) Non-taxable reserves

These reserves, amounting overall to 10,217,010 euros (unchanged from 31 December 2002), were originally carried by Tecnost S.p.A. They were re-formed in the Olivetti balance sheet following the merger of Tecnost into and with Olivetti. Taxes are not provided for these reserves since operations that would make them liable for taxation are not planned at the present time.

a) Reserve for Parent Company shares held by subsidiary companies

This reserve amounted to 391 million euros at 31 December 2002 (unchanged from 31 December 2001) in respect of 211,931,328 Olivetti shares held by the subsidiary Olivetti International S.A., and received in exchange for Tecnost S.p.A. shares following the merger of Tecnost into and with Olivetti.

VII. Sundry reserves, retained earnings and accumulated losses

At 31 December 2002 this heading reflected a negative balance of 3,548 euros (a negative balance of 107 million euros at 31 December 2001). It included sundry reserves, retained earnings/accumulated losses, exchange rate differences from the translation of financial statements denominated in foreign currency and other net equity headings relating to subsidiaries that were not eliminated during consolidation.

Total Group shareholders' equity

At 31 December 2002 consolidated shareholders' equity pertaining to the Group amounted to 11,640 million euros (12,729 million euros at 31 December 2001).
The reconciliation of the consolidated net result pertaining to the Group and the Parent Company net result for 2002 is set out below:

(in millions of euros)	Net result for the year
Net result shown in the Olivetti S.p.A. statutory financial statements as of 31 December 2002	**(6,240)**
Elimination of dividend income from subsidiary companies	(1,245)
Elimination of the writedown of Telecom Italia equity investment recorded by the Parent Company for tax purposes only	8,051
Amortization of consolidation goodwill on the acquisition of Telecom Italia shares	(1,293)
Results as adjusted for consolidation purposes of subsidiary companies and other changes	(46)
Net result shown in the consolidated financial statements of the Olivetti Group as of 31 December 2002	**(773)**

The reconciliation of consolidated shareholders' equity pertaining to the Group and Parent Company shareholders' equity at 31 December 2002 is set out below:

(in millions of euros)	Shareholders' equity
Amount shown in the Olivetti S.p.A. statutory financial statements as of 31 December 2002	**9,031**
Lower carrying value in Olivetti S.p.A. statutory accounts of equity investment in Telecom Italia	2,607
Higher carrying value in Olivetti S.p.A. statutory accounts of other equity investments with respect to the relevant shareholders' equity portions (as adjusted for consolidation purposes)	(101)
Other differences	103
Amount shown in the consolidated financial statements of the Olivetti Group as of 31 December 2002	**11,640**

X. Minority interests

Minority interests at 31 December 2002 and 2001 were as follows:

(in millions of euros)	31.12.2002 (a)	31.12.2001 (b)	Changes (a-b)
Reserves	8,517	14,210	(5,693)
Result of the year	467	(586)	1,053
Total	**8,984**	**13,624**	**(4,640)**

Total shareholders' equity

Total shareholders' equity at 31 December 2002 and 2001 (Group shareholders' equity and minority interests) amounted to 20,624 million euros and 26,353 million euros respectively, and comprised:

(in millions of euros)	31.12.2002 (a)	31.12.2001 (b)	Changes (a-b)
Capital and reserves			
Group	12,413	15,819	(3,406)
minority interests	8,517	14,210	(5,693)
	20,930	30,029	(9,099)
Net result of the year			
Group	(773)	(3,090)	2,317
minority interests	467	(586)	1,053
	(306)	(3,676)	3,370
Total	20,624	26,353	(5,729)

B) Reserves for risks and charges

Reserves for risks and charges at 31 December 2002 and 2001 amounted to 5,826 million euros and 4,158 million euros respectively and comprised:

1) Employee pensions and similar obligations

This reserve includes liabilities accruing to the employees of a number of Group companies operating abroad. At 31 December 2002 it amounted to 47 million euros, compared to 66 million euros at 31 December 2001.

2) Taxation

This reserve includes the provision for tax risks and the provision for deferred taxes.
The reserve for tax risks is provided in relation to potential charges on open or disputed tax positions. At 31 December 2002 it amounted to 344 million euros (378 million euros at 31 December 2001), of which 198 million euros relating to the Telecom Italia Group (154 million euros at 31 December 2001), 103 million euros to Olivetti Finance N.V. (202 million euros at 31 December 2001) and 43 million euros to other Olivetti Group companies.
The tax position of the Parent Company Olivetti S.p.A. is illustrated in the Explanatory Notes to the Olivetti S.p.A. Financial Statements.

Deferred taxes and prepaid taxes are calculated on temporary differences between the tax values of assets and liabilities and the corresponding book values carried in the Group companies' balance sheets used for consolidation purposes, as well as on consolidation adjustments, based on local tax rates in each country.

Deferred taxes and prepaid taxes are set off only when permitted under tax laws and for each financial year in which temporary differences are expected to be reversed.

Deferred tax liabilities which are not set off against prepaid taxes are included in the Reserve for deferred taxes, while prepaid taxes which are not set off against deferred taxes are classified under the current assets heading Other receivables.

The balance on deferred and/or prepaid taxes at 31 December 2002 reflected a net tax asset of 4,150 million euros, compared with a net tax asset of 1,314 million euros at 31 December 2001, and comprised:

(in millions of euros)	31.12.2002	31.12.2001	Changes
Reserves for deferred taxes	40	381	(341)
Prepaid tax assets	(4,190)	(1,695)	(2,495)
Net tax liability (asset)	**(4,150)**	**(1,314)**	**(2,836)**

Prepaid tax assets referred to the Telecom Italia Group for 3,546 million euros and to Olivetti S.p.A. for 624 million euros.
As of 31 December 2002 Olivetti Group companies had tax losses brought forward, not utilised to post deferred tax assets, representing an aggregate amount of approximately 2,200 million euros.

3) Other provisions

At 31 December 2002 these reserves amounted to an overall total of 5,395 million euros (3,333 million euros at 31 December 2001). They included reserves provided by Telecom Italia Group companies for 4,950 million euros, as follows:

- provisions of 293 million euros for risks relating to investee companies, consisting largely of extraordinary charges relating to the new strategic guidelines;
- a provision of 1,942 million euros relating to forward purchase commitments on Seat Pagine Gialle shares, for the estimated unrecoverable amount of the original strike price: following re-negotiation of the strike price on 25 February 2002, the entire 2001 provision of 569 million euros was re-classified under payables due to other lenders; in November the payable was early repaid to JP Morgan Chase with a consideration of 500 million euros, equivalent to the present value of the payable;
- a provision of 43 million euros at Seat Pagine Gialle, for charges relating to the exercise of put options by the founder shareholders of Consodata S.A.;
- provisions of 850 million euros at TIM, to cover guarantees given by the Group in favour of Is Tim bank creditors and the loan granted directly by the Group;
- provisions for contractual and sundry risks totalling 946 million euros, mainly at Telecom Italia; these included current and prior-year provisions relating to the spin-off of the "Grandi Immobili" business and the disposals of Italtel, Telespazio and the satellite consortia; the amounts reversed to income related almost entirely to the termination of the agreement for the sale of Stream to News Corporation and Vivendi Universal/Canal+ (59 million euros);

- provisions of 299 million euros for restructuring charges, including 194 million euros at Telecom Italia;
- provisions of 453 million euros for technological upgrades and charges relating to Tim's regulatory position;
- provisions of 124 million euros at Telecom Italia Finance (ex Sogerim) for financial charges on the bond loan.

The other reserves of 445 million euros for the other Olivetti Group companies included provisions of 201 million euros for contractual risks arising from the disposal of equity investments.

C) Reserve for employee severance indemnities

This heading reflects accrued severance liabilities pursuant to current legislation and employment contracts in the countries in which the consolidated companies operate.

The movements on the reserve during 2002 were as follows:

(in millions of euros)	
Balance as of 31 December 2001	**1,414**
Indemnity accrued	216
Indemnities paid in the year	(168)
Other changes, net	(98)
Balance as of 31 December 2002	**1,364**

D) Payables

Payables at 31 December 2002 totalled 53,243 million euros (60,251 million euros at 31 December 2001), of which 40,631 million euros were financial payables (46,819 million euros at 31 December 2001) and 12,612 million euros were trade and other payables (13,432 million euros at 31 December 2001).

Financial payables

(in millions of euros)	31.12.2002 short-term	long-term	total	31.12.2001 short-term	long-term	total
Bonds						
- Telecom Italia Group	113	10,511	10,624	180	8,003	8,183
- Olivetti S.p.A.					400	400
- Finance companies controlled by Olivetti	700	13,080	13,780		14,468	14,468
Total	*813*	*23,591*	*24,404*	*180*	*22,871*	*23,051*
Convertible bonds						
- Telecom Italia Group		1,964	1,964		2,500	2,500
- Olivetti S.p.A.		4,184	4,184	16	4,188	4,204
- Finance companies controlled by Olivetti		1,253	1,253		2,268	2,268
Total		*7,401*	*7,401*	*16*	*8,956*	*8,972*
Due to banks						
- Telecom Italia Group	3,225	1,803	5,028	6,895	3,340	10,235
- Other companies	701	47	748	517	113	630
Total	*3,926*	*1,850*	*5,776*	*7,412*	*3,453*	*10,865*
Due to other lenders						
- Telecom Italia Group	775	644	1,419	977	1,186	2,163
- Other companies	329	222	551	35	227	262
Total	*1,104*	*866*	*1,970*	*1,012*	*1,413*	*2,425*
Due to suppliers						
- Telecom Italia Group	8	13	21	13	155	168
- Other companies						
Total	*8*	*13*	*21*	*13*	*155*	*168*
Notes payable						
- Telecom Italia Group	241		241		220	220
- Other companies						
Total	*241*		*241*		*220*	*220*
Due to subsidiary companies						
- Telecom Italia Group	8		8	29		29
- Other companies				2		2
Total	*8*		*8*	*31*		*31*
Due to associated companies						
- Telecom Italia Group	374	24	398	67	474	541
- Other companies						
Total	*374*	*24*	*398*	*67*	*474*	*541*
Due to tax authorities						
- Telecom Italia Group	18	14	32	18	32	50
- Other companies	8		8			
Total	*26*	*14*	*40*	*18*	*32*	*50*
Other payables						
- Telecom Italia Group	327	45	372	935	173	1,108
- Other companies						
Total	*327*	*45*	*372*	*935*	*173*	*1,108*
Total						
- Telecom Italia Group	***5,089***	***15,018***	***20,107***	***9,114***	***16,083***	***25,197***
- Other companies	***1,738***	***18,786***	***20,524***	***570***	***21,664***	***22,234***
Consolidation adjustments				*(612)*		*(612)*
Total	**6,827**	**33,804**	**40,631**	**9,072**	**37,747**	**46,819**

The Olivetti Group's main debt positions are illustrated below:

Telecom Italia Group

Bonds amounted to 10,624 million euros, an increase of 2,441 million euros compared with 31 December 2001. They were as follows:

- an international bond issued by the subsidiary company Sogerim (merged with Telecom Italia Finance) for a total of 6,000 million euros. The issue was subdivided into three tranches: one, floating rate notes for 1,000 million euros maturing 20 April 2004; two, fixed rate bonds for 3,000 million euros maturing 20 April 2006; three, fixed rate bonds for 2,000 million euros maturing 20 April 2011;
- floating rate notes for a total of 1,500 million euros issued by Telecom Italia (the first issue in the Global Medium Term Note Programme with Telecom Italia as issuer). The bond matures on 21 June 2005, and is callable at par by the issuer as from the end of second year and with each subsequent coupon;
- bonds maturing in 2003 issued by Brazil's Tele Nordeste Celular and Tele Celular Sul for an aggregate amount of 108 million euros;
- bonds maturing between 2007 and 2023 issued by Entel Chile for an aggregate amount of 208 million euros;
- bonds issued by the TDL Infomedia Ltd. Group, maturing between 2009 and 2010, for an aggregate amount of 116 million euros.
- a 2,500 million euro fixed rate bond issued by Telecom Italia on 1 February 2002 and subdivided into two 1,250 million euro tranches maturing on 1 February 2007 and 1 February 2012 respectively. The issue is part of the "Global Note Programme";
- a 2002 – 2022 bond reserved for current and retired employees of Italian companies controlled directly and indirectly by Telecom Italia, for 192 million euros.

Convertible bonds refer to a bond issued in March 2001 by Sogerim (merged with Telecom Italia Finance) for 2,500 million euros, exchangeable into TIM or Seat Pagine Gialle shares, with the issuer having the right to make a cash settlement. The bond matures after five years, with early redemption rights for investors as from the end of the third year. The bond was reduced by 536 million euros due to the bond buy-back by Telecom Italia Finance, which subsequently cancelled the notes.

Amounts due to banks amounted to 5,028 million euros and were collateralised by mortgages for 25 million euros and pledges for 229 million euros; the decrease in respect of 31 December 2001 was 5,207 million euros.

Amounts due to other lenders totalled 1,419 million euros, a decrease of 744 million euros from 31 December 2001. They include amounts due at Seat Pagine Gialle for a loan granted by Seat Pagine Gialle Finance s.r.l., a corporate securitisation vehicle wholly owned by third parties, which operates pursuant to law no. 130/99 (780 million euros), amounts due at Telecom Italia for short-term loans granted by T.I. Securitisation Vehicle s.r.l. for surplus liquidity generated in connection with the securitisation operation (165 million euros), and loans granted to Telecom Italia by the Cassa Depositi e Prestiti (284 million euros).

Amounts due to associated companies amounted to 398 million euros, and included 393 million euros for amounts due to Teleleasing in respect of finance lease contracts.

Amounts due to tax authorities totalled 32 million euros and referred to the agreements with the tax authorities regarding the notices of assessment served on Telecom Italia in 2001.

Amounts due in respect of notes payable totalled 241 million euros. They comprised investment certificates of 221 million euros maturing in June 2003 issued by Seat Pagine Gialle as part of the securitisation operation with Seat Pagine Gialle Finance s.r.l. and short-term finance bills for 20 million euros issued by Telecom Italia.

Other payables amounted to 372 million euros. They included 181 million euros at Telecom Italia (including 176 million euros for security lending operations) and 161 million euros at the TIM Group for residual amounts due to the Ministry of Communications for acquisition of the UMTS licence in Italy and Greece.

Other companies

Bonds amounted overall to 13,780 million euros. For each one, the original rate and any credit protection step-ups are disclosed separately below. All hedging operations are analysed in the section "Hedging instruments and other derivatives".

* Olivetti International N.V. - 700 million euros
  - bond (1998-2003) with a fixed annual 5.875% coupon + 0.15% step-up maturing in May 2003;
* Olivetti International N.V. – 1,500 million euros
  - bond (1999-2009) with a fixed annual 5% coupon + 0.15% step-up maturing in February 2009 ;
* Olivetti International N.V. - 100 million Swiss francs equivalent to 69 million euros
  - Swiss franc bond (1986-2046) with a fixed annual 5.625% coupon maturing in June 2046;
* Olivetti Finance N.V. (originally Olivetti International Finance N.V.) – 4,200 million euros
  - bond (1999-2004) with a fixed annual 5 3/8% coupon + 0.45% step-up maturing in July 2004;
* Olivetti Finance N.V. – 200 million euros
  - bond (2002-2005) with a floating rate coupon of 1.45% over the EONIA maturing in February 2005;
* Olivetti Finance N.V. – 500 million euros
  - bond (2002-2005) with a floating rate coupon linked to quarterly EURIBOR + 130 basis points. Bondholders may extend maturity for subsequent periods of 21 months up to an overall maximum term of 10 years;
* Olivetti Finance N.V. –1,100 million euros
  - bond (2002-2006) with a floating rate quarterly coupon + 1.25% spread maturing in January 2006;
* Olivetti Finance N.V. –1,750 million euros
  - bond (2002-2007) with a fixed annual 6.5% coupon maturing in April 2007;

* Olivetti Finance N.V. (originally Olivetti International Finance N.V.) – 2,350 million euros
  – bond (1999-2009) with a fixed annual 6 1/8% coupon + 0.45% step-up maturing in July 2009;
* Olivetti Finance N.V. – 1,000 million euros
  – bond (2002-2012) with a fixed annual 7.25% coupon maturing in April 2012;
* Olivetti Finance N.V. – 20 billion yen equivalent to 161 million euros
  – bond (2002-2032) with a fixed six-monthly 3.55% coupon maturing in May 2032 (callable by the issuer annually as from the tenth year);
* Olivetti Finance N.V. – 250 million euros
  – bond (2002-2032) with a fixed annual 7.77% coupon maturing in August 2032.

All the above Olivetti Finance N.V. bonds were issued under the Euro Medium Term Note programme (EMTN).

Convertible bonds amounted overall to 5,437 million euros, as follows:

* Olivetti Finance N.V.: 2000-2005 bond for 765 million euros exchangeable for Telecom Italia ordinary shares, with a fixed annual 1% coupon and redemption premium of 113.41% of the issue price (approximately 15.22 euros per bond) maturing in November 2005. The loan determined an aggregate payable of 868 million euros. The yield on maturity is 3.5% per annum and the exchange will be one Telecom Italia share for each bond;
* Olivetti S.p.A.: 2001-2004 bond for 1,267 million euros convertible into Olivetti S.p.A. shares, with a fixed annual 1.5% coupon and redemption premium of 105.07759% of the issue price (2.6 euros per bond) maturing in January 2004. The loan determined an aggregate payable of 1,331 million euros. The yield on maturity is 3.25% per annum and the conversion rate is one Olivetti share for each bond.
* Olivetti Finance N.V.: 2002-2004 zero-coupon bond for 385 million euros maturing in March 2004. The loan is convertible into 41,400,000 Telecom Italia ordinary shares (at an exercise price of 9.30 euros per share);
* Olivetti S.p.A.: 2001-2010 bond for 2,410 million euros convertible into Olivetti S.p.A. shares, with a fixed annual 1.5% coupon and redemption premium of 118.37825% of the issue price (1.0 euros per bond) maturing in January 2010. The loan determined an aggregate payable of 2,853 million euros. The yield on maturity is 3.5% per annum and the conversion rate is one Olivetti share for each bond.

Amounts due to banks amounted to an aggregate 748 million euros (630 million euros at 31 December 2001). The main items were as follows:

* Olivetti S.p.A.:
  – IMI research loans pursuant to law no. 346/1988, for 47 million euros, average rate of 12.4742% at 31 December 2002 before interest-relief grants, to be repaid by the end of 2004 (27 million euros falling due by 31.12.2003);
  – other loans totalling 644 million euros, average rate of 3.886% at 31.12.2002, to be repaid by the end of 2003.
* Olivetti Tecnost Group:
  – loans totalling 40 million euros (13 million euros falling due by 31.12.2003);
  – other short-term payables for 17 million euros.

Amounts due to other lenders amounted to an aggregate 551 million euros, as follows:

* Olivetti S.p.A.: subsidised loans for technological innovation (FIT) totalling 13 million euros (3 million euros falling due by 31.12.2003), average rate of 4.0994% at 31.12.2002, to be repaid by 2012;
* other loans for 32 million euros;
* other companies:
  - a financing contract for 174 million euros due 29.10.2029 granted to Olivetti International Finance N.V. by a Japanese investor; the borrowing previously took the form of a bond loan; this 20 billion yen loan bears a fixed 5% coupon + 0.45% step-up in relation to a notional capital of 185.6 million US dollars;
  - other loans totalling 31 million euros (5 million euros falling due by 31.12.2003);
  - short-term payables due to other lenders for 301 million euros.

***

Financial payables totalling 40,631 million euros may be analysed by currency as follows:

(in millions of euros)	31.12.2002	31.12.2001
EMU currencies	35,465	42,502
Other currencies	5,166	4,317
Total	**40,631**	**46,819**

At 31 December 2002 financial payables due after five years amounted to 12,703 million euros, as follows:

(in millions of euros)	31.12.2002	31.12.2001
Bonds	12,408	8,804
Amounts due to banks	4	350
Amounts due to other lenders	291	597
Total	**12,703**	**9,751**

Overall net financial indebtedness at 31 December 2002 amounted to 33,399 million euros (38,362 million euros at 31 December 2001) as shown in the table below:

(in millions of euros)	31.12.2002 (a)	31.12.2001 (b)	Changes (a-b)
Debt			
- short-term	6,827	9,072	(2,245)
- medium/long-term	33,804	37,747	(3,943)
Interest accruals and deferrals	1,157	889	268
Total gross financial indebtedness (A)	**41,788**	**47,708**	**(5,920)**
Financial fixed assets:			
- financial receivables due within 12 months	16	82	(66)
- financial receivables due after 12 months	30		30
Current assets:			
- financing and interest bearing current accounts	995	812	183
- financial assets not held as fixed assets	1,983	3,620	(1,637)
- liquid funds	4,370	3,702	668
Interest accruals and prepayments			
- due within 12 months	530	425	105
- due after 12 months	465	705	(240)
Total financial resources (B)	**8,389**	**9,346**	**(957)**
Net financial indebtedness (A-B)	**33,399**	**38,362**	**(4,963)**

At 31 December 2002 financial payables were secured by guarantees on Group assets for a total of 283 million euros.

Trade and other payables

(in millions of euros)	31.12.2002 short-term	long-term	total	31.12.2001 short-term	long-term	total
Advances						
- Telecom Italia Group	263		263	388		388
- Other companies	7		7	11		11
Total	*270*		*270*	*399*		*399*
Due to suppliers						
- Telecom Italia Group	5.442		5.442	6.058	1	6.059
- Other companies	207		207	280		280
Total	*5.649*		*5.649*	*6.338*	*1*	*6.339*
Due to subsidiary companies						
- Telecom Italia Group	8		8	8		8
- Other companies						
Total	*8*		*8*	*8*		*8*
Due to associated companies						
- Telecom Italia Group	247		247	349		349
- Other companies	4		4	5		5
Total	*251*		*251*	*354*		*354*
Due to tax authorities						
- Telecom Italia Group	558	7	565	822	50	872
- Other companies	314	8	322	97		97
Total	*872*	*15*	*887*	*919*	*50*	*969*
Due to social security authorities						
- Telecom Italia Group	248	1.102	1.350	271	1.236	1.507
- Other companies	9		9	13		13
Total	*257*	*1.102*	*1.359*	*284*	*1.236*	*1.520*
Other payables						
- Telecom Italia Group	4.140	4	4.144	3.727	8	3.735
- Other companies	44		44	108		108
Total	*4.184*	*4*	*4.188*	*3.835*	*8*	*3.843*
Total						
- Telecom Italia Group	***10.906***	***1.113***	***12.019***	***11.623***	***1.295***	***12.918***
- Other companies	***585***	***8***	***593***	***514***		***514***
Total	**11.491**	**1.121**	**12.612**	**12.137**	**1.295**	**13.432**

Amounts due to suppliers totalled 5,649 million euros and included 513 million euros due to other telecommunications services providers.

Amounts due to tax authorities totalled 887 million euros (969 million euros at 31 December 2001) and included current income taxes, indirect duties and taxes and withholdings to be paid.
The current tax payable of 244 million euros reflects a reasonable estimate of the current income tax liabilities of Group companies computed with reference to local tax regulations; the payable for other taxes at 31 December 2002 refers in the main to tax withholdings applied by Group companies in their capacity as withholding agents.

The tax position of Olivetti S.p.A. is illustrated in the Explanatory Notes to the Parent Company financial statements.

Amounts due to social security authorities totalled 1,359 million euros and referred to contributions accrued and due to social security authorities; the heading includes 595 million euros in respect of the residual Telecom Italia payable due to the INPS in connection with the estimated re-absorption charge for former ASST personnel, pursuant to law no. 58/1992.
The heading also includes the payable of 568 million euros to the former Telephone Companies Employee Social Security Fund (FPT) for Telecom Italia Group employees, which was incorporated under compulsory national insurance on 1 January 2001. The amount was recorded in the Olivetti Group consolidated financial statements at the time of determination of consolidation goodwill on the acquisition of the Telecom Italia Group.

Other payables amounted to 4,188 million euros and included:
- 1,604 million euros for customer-related items: subscriber payments for conversations, prepaid rentals and prepaid traffic charges;
- 1,394 million euros for contributions regarding operation of telecommunications services;
- 720 million euros for payables relating to staff management;
- 470 million euros for other items of a miscellaneous and recurring nature.

***

Payables due after 12 months, excluding the Telephone Companies Employee Social Security Fund payable of 568 million euros, totalled 34,357 million euros, falling due as follows:

(in millions of euros)	from 2 to 5 years	after 5 years	Total
Debt			
Telecom Italia Group	10,693	4,325	15,018
Other companies	10,408	8,378	18,786
Trade and other payables			
Telecom Italia Group	296	249	545
Other companies	8		8
Total	**21,405**	**12,952**	**34,357**

E) Accrued expenses and deferred income

Accrued expenses and deferred income at 31 December 2002 totalled 2,327 million euros (2,051 million euros at 31 December 2001):

(in millions of euros)	31.12.2002 (a)	31.12.2001 (b)	Changes (a-b)
Accrued expenses:			
- interest charges	1,110	875	235
- other	58	92	(34)
Total accrued expenses	1,168	967	201
Deferred income:			
- grants related to assets	325	349	(24)
- other	787	721	66
- premiums on loans	37	-	37
- interest income	10	14	(4)
Totale deferred income	1,159	1,084	75
Total	**2,327**	**2,051**	**276**

Hedging instruments and other derivatives

The Olivetti Group enters into forward contracts to hedge risks associated with exchange rate fluctuations among the currencies of denomination of commercial and financial transactions undertaken by Group companies.

At 31 December 2002, the Olivetti Group companies had forward contracts and options for the purchase or sale of foreign currency at pre-arranged rates of exchange for the equivalent of 702 million euros, comprising hedging contracts for 537 million euros on financial operations transacted by Olivetti International S.A. and exchange-risk hedges for 165 million euros arranged by Olivetti Finance N.V. (on the 20 billion yen 2002/2032 bond issued by Olivetti Finance N.V.).

The Olivetti Group enters into Interest Rate Swaps (IRS), Currency and Interest Rate Swaps (CIRS) and other hedging agreements to mitigate the possible effects of interest rate fluctuations. At 31 December 2002, the Group companies had short- and long-term forward contracts covering financial liabilities based on a total notional capital amount for the equivalent of 16,735 million euros (5,881 million euros relating to Telecom Italia Group companies and 10,854 million euros relating to other Olivetti Group companies), as illustrated below:

(in millions of euros)	31.12.2002
Telecom Italia Group:	
Interest Rate Swaps (IRS) and Interest Rate Options (IRO)	5,054
Cross currency and Interest Rate Swap	827
Total	5.881
Other companies	
IRS contracts expiring June 2046, carried out by Olivetti International S.A. on the bonds of 100 million Swiss francs (1986-2046) issued by Olivetti International N.V.	69
IRS contracts with cap structures, expiring February 2009, carried out by Olivetti International S.A. and Olivetti Finance N.V. on the bonds of euro 1,500 million (1999-2009) issued by Olivetti International N.V.	1,500
IRS contracts, expiring May 2003 carried out by Olivetti International S.A. on the bonds of euro 700 million (1998-2003) issued by Olivetti International N.V.	700
CIRS contracts expiring October 2029 carried out by Olivetti S.p.A., on the loan of Yen 20 billion received by Olivetti International Finance N.V.	174
IRS contracts, expiring May 2032 carried out by Olivetti Finance N.V. on bonds of Yen 20 billion issued by Olivetti Finance N.V.	161
IRS contracts (with cap and floor structures) carried out by Olivetti Finance N.V.:	
- expiring July 2009 on the bonds of euro 2,350 million issued by Olivetti Finance N.V., originally issued by Olivetti International Finance N.V. (1999-2009)	2,350
- expiring July 2004 on the bonds of euro 4,200 million issued by Olivetti Finance N.V., originally issued by Olivetti International Finance N.V. (1999-2004)	4,000

- expiring March 2005 on the bonds of euro 500 million issued by Olivetti International Finance N.V. (2002-2005)	500
- expiring January 2006 on the bonds of euro 1,100 million issued by Olivetti Finance N.V. (2002-2006)	800
- expiring April 2007 on the bonds of euro 1,750 million issued by Olivetti Finance N.V. (2002-2007)	250
- expiring April 2012 on the bonds of euro 1.000 million issued by Olivetti Finance N.V. (2002-2012)	350
Total	10,854
Total hedging contracts	**16,735**

Telecom Italia Group

The Telecom Italia Group used derivatives mainly for the management of its debt positions, primarily interest rate swaps (IRS) and interest rate options (IRO) to reduce interest rate exposure on fixed rate and floating rate bank loans and bonds, and cross currency and interest rate swaps (CIRS) and currency forwards to convert currency loans – mainly in dollars and euros – into the accounting currencies of the various Group companies.
IRSs and IROs respectively involve or may involve the exchange, with the counterparts, of interest flows calculated on the reference notional value at the agreed fixed or floating rates, at the specified maturity dates. The notional value does not represent the amount exchanged and therefore does not constitute a measure of exposure to credit risk, such exposure being limited instead to the amount of interest or interest differentials to be received at the interest date.
The same also applies to CIRSs, which involve the exchange of the principal, in the respective currencies of denomination, at maturity and eventually for cash, in addition to the settlement of periodic interest flows. Counterparts to derivative contracts are selected fom among the top rated banks and financial institutions and are continually monitored in order to minimise the risk of default.

Other companies

The main hedging agreements with regard to the medium/long-term debt positions of the other companies in the Olivetti group are analysed below.

With regard to the 1986/2046 100 million Swiss franc 5.625% fixed rate bond (69 million euros) expiring in June 2046 issued by Olivetti International N.V., Olivetti International S.A. has arranged an IRS for the full amount and maturity, to convert the annual fixed rate into a six-monthly floating rate in Swiss francs.

With regard to the 1999/2009 1,500 million euro 5%+0.15% step-up fixed rate bond maturing in February 2009 issued by Olivetti International N.V., Olivetti International S.A. and Olivetti Finance N.V. have arranged the following hedging contracts for the full amount and maturity:

- IRS for 500 million euros to convert the annual fixed rate into a quarterly floating rate with a protection structure applicable until the 1-year swap rates exceed the 5-year swap rates and simultaneous floor sale at 2.50%;
- IRS for 500 million euros to convert the annual fixed rate into a quarterly 4.30% fixed rate (if 3-month Euribor remains under 5.80%), or into a quarterly floating rate less 0.50% (if 3-month Euribor exceeds 5.80%), and simultaneous cap sale for 500 million euros at the USD six-monthly rate of 7.10%;
- IRS for 250 million euros to convert the annual fixed rate into a fixed 4.15% rate (if 6-month Euribor fixed in arrears remains under 6.65%) or into a six-monthly floating rate fixed in arrears (if 6-month

Euribor exceeds 6.65%), with a protection structure applicable until the USD 5-year swap rates exceed the GBP 5-year swap rates with a 1% increment;

- IRS for 250 million euros to convert the annual fixed rate into a six-monthly floating rate fixed in arrears, with a protection structure applicable until the USD 5-year swap rates exceed the GBP 5-year swap rates with a 1% increment.

With regard to the 1998/2003 700 million euros annual 5.875%+0.15% step-up fixed-rate bond maturing in May 2003 issued by Olivetti International N.V., Olivetti International S.A. has arranged IRS for a similar amount and maturity to convert the annual fixed rate into a rate linked to the six-monthly and two-year rates in Swiss francs, fixed in arrears.

With regard to the fixed-rate 20 billion yen borrowing expiring in October 2029 received by Olivetti International Finance N.V., Olivetti S.p.A. has arranged a CIRS for the full amount and similar expiration, to convert the rate into an annual 5.525% fixed rate until 2004 and subsequently into an annual 6.08% fixed rate (or into a floating rate, as the counterpart prefers) until maturity (on a principal of 174.2 million euros). The interest rate and currency risk hedging structure is applicable as long as Olivetti S.p.A. is *in bonis*.

With regard to the 2002/2032 bond for 20 billion yen (equivalent to 161 million euros) with a 3.55% fixed-rate coupon maturing in May 2032 issued by Olivetti Finance N.V., Olivetti Finance N.V. has arranged an IRS with similar maturity to convert the annual fixed rate into a 1.68% fixed rate until 2012 and subsequently into a six-monthly floating rate until maturity. The interest-rate and currency risk hedging structure is applicable as long as Olivetti S.p.A. is *in bonis*.

With regard to the Olivetti Finance N.V. 1999/2009 bond for 2,350 million euros with an annual 6.125%+0.45% step-up fixed rate (originally issued by Olivetti International Finance N.V.), Olivetti Finance N.V. has arranged IRS for the full amount and similar maturity to convert the annual fixed rate as follows:

a) into a 3.55% fixed rate until January 2003 and subsequently into a floating rate linked to the US six-monthly rates fixed in arrears for 1,000 million euros with the following additional hedges:
   - cap purchase at 5.17%
   - cap sale at 6.44%
   - floor sale at 1.50% until July 2003 and subsequently at 3.25% until maturity;

b) into a 4.1475% fixed rate until January 2003 and subsequently into a floating rate linked to six-monthly Euribor fixed in arrears for 750 million euros with the following additional hedges:
   - cap purchase at 5.50%
   - cap sale at 7.125% on the USD 6-month rate fixed in arrears as from July 2005
   - floor sale at 2.375% as from July 2003;

c) into a six-monthly 5.55% fixed rate for 250 million euros until 30 January 2003, subsequently into a 5.5745% fixed rate if 6-month Euribor remains below 7%, or into a six-monthly floating rate if 6-month Euribor exceeds 7%, with a protection structure application until the 1-year swap rates exceed the 5-year swap rates;

d) into a six-monthly 5.0025% fixed rate for 350 million euros until 30 January 2003 and subsequently into a 5.12% fixed rate until July 2003, into a floating rate linked to quarterly Euribor fixed in arrears until July 2004 and subsequently until maturity into a floating rate linked to quarterly USD Libor and Euribor, whichever is the higher.

With regard to the Olivetti Finance N.V. 1999/2004 bond for 4,200 million euros with an annual 5.375%+0.45% step-up fixed rate (originally issued by Olivetti International Finance N.V.) maturing in July 2004, Olivetti Finance N.V. has arranged the following hedges with similar maturity for a total of 4,000 million euros:

a) for 500 million euros, conversion of the annual fixed rate into a six-monthly fixed rate of 4.1829% until January 2003 and subsequently of 4.63% until maturity;
b) for 1,000 million euros, conversion of the annual fixed rate into 12-month Euribor fixed in arrears (of which 500 million euros already fixed at 5.375% until July 2003) with a floor sale for a similar amount at 3.15% fixed in arrears (to be applied if at fixing 12-month Euribor is below 2.65%);
c) conversion of the annual fixed rate until January 2003 into a six-monthly fixed rate of 4.83% for 500 million euros and of 4.4675% for a further 1000 million euros, with conversion of the annual fixed rate into a six-monthly floating rate fixed in arrears;
d) for 500 million euros, conversion of the annual fixed rate (4.8 % until January 2003) into quarterly Euribor fixed in arrears with floor sale at 3.25% for 450 million euros (applicable if at fixing 3-month Euribor is below 2.75%);
e) for 500 million euros, conversion of the annual fixed rate into a six-monthly floating rate linked to the CHF 2-year swap rate with six-monthly fixing in arrears.

With regard to the 2002/2005 bond for 500 million euros with a quarterly floating rate maturing in March 2005 issued by Olivetti Finance N.V., Olivetti Finance N.V. has arranged IRS with similar maturity to convert the floating rate into an average quarterly fixed rate of 4.0865%.

With regard to the 2002/2006 bond for 1,100 million euros with a quarterly floating rate maturing in January 2006 issued by Olivetti Finance N.V., Olivetti Finance N.V. has arranged RS for 800 million euros with similar maturity to convert the floating rate as follows:

a) into a quarterly floating rate for 200 million euros linked to the quarterly USD or euro rate, whichever is the higher, with a protection structure applicable until the CHF quarterly rates are below the USD rates;
b) into a six-monthly floating rate fixed in arrears for 600 million euros with the following additional hedges:
   - floor sale at 3% (to be activated if at fixing six-monthly Euribor is below 2.50%)
   - cap sale at 5%
   - digital cap purchase to be activated if the six-monthly rate fixed in arrears exceeds 4%.

With regard to the 2002/2007 bond for 1,750 million euros with a 6.50% fixed rate maturing in April 2007 issued by Olivetti Finance N.V., Olivetti Finance N.V. has arranged IRS for 250 million euros with similar maturity to convert the annual fixed rate as follows: for 250 million euros into a six-monthly fixed rate of 5.75% until April 2003, 5.774% until April 2005, with a protection structure applicable as long as the 30-year euro swap rate exceeds the 5-year swap rate.

With regard to the 2002/2012 bond for 1,000 million euros with a 7.25% fixed rate maturing in April 2012 issued by Olivetti Finance N.V., Olivetti Finance N.V. has arranged IRS contracts with similar maturity and with the following protection structure applicable as long as the 10-year euro swap rate exceeds the two-year swap rate, to convert the annual fixed rate as follows:

- for 250 million euros, into a quarterly 5.85% fixed rate unless Euribor fixed in advance exceeds 6% or into a quarterly floating rate;
- for 100 million euros, into a quarterly 5.61% fixed rate unless the USD Libor rate exceeds 7% or into a quarterly floating rate tied to USD Libor.

***

The following operations have also been arranged to hedge securities or other portfolio assets:

- IRS and CIRS arranged by Telecom Italia Finance and TIM Celular on financial assets for 150 million euros;
- treasury hedging contracts for a notional capital of 1,433 million euros;
- IRS arranged by Olivetti International S.A. and Olivetti Finance N.V. on securities for a nominal value of, respectively, 50 million euros and 300 million euros;
- contracts arranged by Olivetti S.p.A. to hedge the currency risk on the restricted deposit denominated in USD, for 41 million euros.

Memorandum accounts

A. Personal guarantees given and counter-securities received

At 31 December 2002 personal guarantees given directly or indirectly through banks and insurance companies amounted to 1,823 million euros (2,344 million euros at 31 December 2001), of which 965 million euros in respect of unconsolidated subsidiaries and associated companies (1,656 million euros at 31 December 2001).

Personal guarantees given at 31 December 2002 were as follows:

- guarantees given by the Telecom Italia Group in the interest of unconsolidated subsidiaries and associated companies (957 million euros), consolidated subsidiaries (5 million euros), and third parties (529 million euros) in respect of medium/long-term financial operations, supply contracts and telephony licences abroad, for a total of 1,491 million euros;
- suretyships and counter-securities given by other companies in the Olivetti Group in the interest of unconsolidated subsidiaries and associated companies (8 million euros), consolidated subsidiaries (69 million euros) and third parties (32 million euros), for a total of 109 million euros;
- 213 million euros for guarantees given by Olivetti S.p.A. to the Italian State Railways in the interest of Wind S.p.A. (formerly Infostrada S.p.A.);
- 1 million euros for guarantees given by Olivetti S.p.A. with regard to fulfilment of trade supplies by Getronics S.p.A. (formerly Wang Global S.p.A.);
- 9 million euros for other guarantees.

At 31 December 2002, the Olivetti Group had counter-securities in respect of the above guarantees for an amount totalling 596 million euros (806 million euros at 31 December 2001), as follows:

- counter-securities from third parties for 378 million euros relating to guarantees given by Telecom Italia S.p.A.;
- counter-securities from Mannesmann AG for 213 million euros relating to the guarantees given by Olivetti S.p.A. to the Italian State Railways;
- counter-securities from Getronics for 1 million euros.

B. Guarantees on Group assets

These guarantees related to pledges and mortgages set up on Telecom Italia Group assets in respect of non-financial operations for an amount totalling 111 million euros at 31 December 2002 (163 million euros at 31 December 2001). They included pledges on IS Tim shares given by TIM International to guarantee fulfilment of obligations stipulated in IS Tim's supply contracts with Ericsson and Siemens.

Guarantees on Group assets securing financial operations are analysed in the section on financial payables.

C. Commitments

At 31 December 2002 the Olivetti Group had contractual commitments for an aggregate amount of 3,124 million euros (5,431 million euros at 31 December 2001), of which 3,077 million euros for the Telecom Italia Group and 47 million euros for the other companies.

Telecom Italia Group commitments amounted to 3,077 million euros (5,369 million euros at 31 December 2001) as follows:

- a commitment of 2,417 million euros for the Telecom Italia put option on Seat Pagine Gialle shares, which was updated following the re-negotiation on 25 February 2002 of the put and call options agreed with JP Morgan Chase on Seat Pagine Gialle shares; the revised agreement reduced the original strike price (from 4.2 euros to 3.4 euros per share). To guarantee fulfilment of the put on Seat Pagine Gialle shares, Telecom Italia Finance provided a Direct Participation Letter of Credit, in favour of JP Morgan Chase Equity Limited, for 1,940 million euros.
  Additionally, the 2002 year-end valuation of the call option on Seat Pagine Gialle shares generated a provision of 1,942 million euros to the reserve for risks and charges, for the estimated non-recoverable strike price following the decision to view the Seat P.G. Directories operations as a non-core business;
- 195 million euros for the Group commitment on the sale of the equity investment in Telekom Srbija to PTT Serbia;
- 55 million euros for the Seat Pagine Gialle commitment to purchase 9,122,733 Seat Pagine Gialle shares from shareholder-managers of TDL Infomedia Ltd. and the residual 0.27% of TDL Infomedia Ltd.;
- 34 million euros for leases of which 17 million towards Teleleasing;
- 20 million euros for the TIM commitment to purchase Blu core network assets from Wind;
- 10 million euros for the Telecom Italia S.p.A. commitment to purchase the residual 14% shareholding in Epiclink from Pirelli and the other shareholders;
- 10 million euros for the commitment to sell Tess to Accenture;
- 7 million euros for the commitment on the sale of Siteba to the other shareholders;
- 329 million euros for other commitments.

The commitments of the other Olivetti Group companies amounted to an aggregate 47 million euros (62 million euros at 31 December 2001), as follows:

- 35 million euros for leases;

- 6 million euros for trade receivables guaranteed by Olivetti S.p.A. in respect of the sale of the O.i.S. group to GFI Informatique S.A.;
- 6 million euros for other commitments.

D. Other memorandum accounts

At 31 December 2002, other memorandum accounts totalled 93 million euros (295 million euros at 31 December 2001), of which 88 million euros for the Telecom Italia Group (287 million euros at 31 December 2001). They related to third-party assets deposited with consolidated companies, mainly in the IT sector.
The reduction of 199 million euros at the Telecom Italia Group arose as a result of the deconsolidation of Sogei and the Telespazio group.

E. Other information

At 31 December 2002 the aggregate value of Telecom Italia commitments for leases on buildings payable to IMSER 60, Tiglio I and Tiglio II under the terms of 21-year contracts was 3,818 million euros. The amount accruing to each year is 209 million euros.

TIM is drawing up a purchase and sale commitment with H3G, regarding the transfer of certain equipment and property lease contracts as a result of the new valuation of the Blu unit sold to H3G.

Comments on the consolidated income statement

A) Value of production

1) Net revenues from sales and services

Net revenues from the sale of products and supply of services in 2002 amounted to 31.408 million euros compared with 32,016 million euros in 2001, a decrease of 608 million euros, or –1.9%.

The revenue breakdown by business sector is set out in the table below:

(in millions of euros)	Year 2002 (a)	%	Year 2001 (b)	%	Changes (a-b)	%
Telecom Italia Group Business Units						
Domestic Wireline	17,022	54.2	17,168	53.6	(146)	(0.9)
Mobile	10,867	34.6	10,250	32.0	617	6.0
South America	1,409	4.5	1,534	4.8	(125)	(8.1)
Internet and Media	1,991	6.3	1,957	6.1	34	1.7
IT Market	912	2.9	1,198	3.8	(286)	(23.9)
IT Group	1,215	3.9	1,198	3.7	17	1.4
Other operations and consolidation adjustments	(3,016)	(9.6)	(2,487)	(7.8)	(529)	21.3
Total Telecom Italia Group	**30,400**	**96.8**	**30,818**	**96.3**	**(418)**	**(1.4)**
Other Olivetti Group activities						
Information Technology	932	3.0	1,130	3.5	(198)	(17.5)
Real estate and services	76	0.2	68	0.2	8	11.8
Total Olivetti Group	**31,408**	**100.0**	**32,016**	**100.0**	**(608)**	**(1.9)**

4) Capitalised production

Capitalised production amounted to 675 million euros, and related entirely to the Telecom Italia Group.

5) Other revenues and income

Other revenues and income for 2002 amounted to 504 million euros (476 million euros in 2001) and included:

- 20 million euros in grants relating to costs for research, development and technological innovation;
- 65 million euros for the portion of capitalised grants credited to income as accrued, relating entirely to the Telecom Italia Group;
- 106 million euros for charges to customers for late bill payments;
- 313 million euros of other income from ordinary operations, arising mainly from indemnities and refunds, recovery of expenses and sundry income.

B) Costs of production

6) Purchases of raw, ancillary and consumable materials and goods for resale

In 2002 this heading totalled 2,315 million euros (1,779 million euros for the Telecom Italia Group) compared with 2,640 million euros in 2001 (1,972 million euros for the Telecom Italia Group) and included costs for the supply of materials relating to the Group's core businesses.

7) Costs of services

These costs amounted to 9,407 million euros in 2002 compared to 9,782 million euros in 2001.
The decrease of 375 million euros related to the Telecom Italia Group for 323 million euros and to the other Group companies for 52 million euros.

8) Leases and rentals

This heading included rentals for buildings and other asset lease and hire charges. In 2002 it amounted to 1,166 million euros, compared to 1,096 million euros in 2001. The increase of 70 million euros reflected higher costs of 76 million euros at the Telecom Italia Group.

9) Personnel

Payroll costs in 2002 amounted to 4,737 million euros (4,919 million euros in 2001) and included 4,540 million euros for he Telecom Italia Group, of which 3,373 million euros relating to the companies that provide telecommunications services.

In 2002 the aggregate average number of staff employed by the Olivetti Group was 107,079 equivalent units, compared with 113,974 equivalent units in 2001.
In terms of geographical distribution, in 2002 the average number of employees was 87,737 heads in Italy (93,610 in 2001) and 19,342 heads abroad (20,364 in 2001).

The staff breakdown by category in Italy (different categories applyin other countries) was as follows:

(employees)	Year 2002	Year2001
ITALY		
Managers	2,058	2,214
Supervisors	5,271	5,031
White collars	71,608	76,092
Blue collars	8,800	10,273
Total average in Italy	**87,737**	**93,610**
Average abroad	**19,342**	**20,364**
Total average	**107,079**	**113,974**

10) Amortisation, depreciation and writedowns

Depreciation and amortisation charges in 2002 totalled 7,269 million euros and included 3,462 million euros relating to intangible fixed assets and 3,807 million euros relating to tangible fixed assets. Charges in 2001 amounted to 7,645 million euros and included 3,565 million euros relating to intangible fixed assets and 4,080 million euros relating to tangible fixed assets.

Amortisation of intangible fixed assets (3,462 million euros) included 1,293 million euros in respect of consolidation goodwill on the acquisition of Telecom Italia (1,299 million euros in 2001) and 2,056 million euros for amortisation charges at the Telecom Italia Group.

Writedowns in 2002 amounted to 604 million euros and included 58 million euros relating to fixed assets and 546 million euros relating to receivables classified under current assets. Writedowns in 2001 totalled 465 million euros.

12-13) Provisions for risks and Other provisions

Provisions for risks and Other provisions amounted overall to 172 million euros in 2002 (486 million euros in 2001). They included 153 million euros of provisions for Telecom Italia Group contractual risks and risks relating to legal disputes and 19 million euros of provisions at other Olivetti Group companies, mainly in respect of risks on equity investments.

14) Other operational expenses

Other operational expenses amounted to 839 million euros (858 million euros in 2001) and included:

(in millions of euros)	Year2002 (a)	Year 2001 (b)	Changes (a-b)
Duties for communications activities	431	524	(93)
Losses on disposal of intangible and tangible assets	36	29	7
Taxes other than on income and duties accrued in the year, including ICI (local tax on real estate)	123	125	(2)
Other charges	249	180	69
Total	**839**	**858**	**(19)**

C) Financial income and charges

15) Income from equity investments

Income from equity investments amounted to 57 million euros (221 million euros in 2001) and included:

JJ 00315

(in millions of euros)	Year 2002 (a)	Year 2001 (b)	Changes (a-b)
Dividends and tax credits	51	30	21
Other income from equity investments	6	191	(185)
Total	**57**	**221**	**(164)**

16) Other financial income

Other financial income amounted to 1,512 million euros in 2002 (1,225 million euros in 2001) and included:

(in millions of euros)	Year 2002 (a)	Year 2001 (b)	Changes (a-b)
Interest income and gains on fixed income securities	125	295	(170)
Interest income and commissions from:			
- unconsolidated subsidiary companies	1	1	-
- associated companies	13	23	(10)
- banks	185	197	(12)
- customers	2	2	-
Exchange rate gains	508	257	251
Other	678	450	228
Total	**1,512**	**1,225**	**287**

17) Interest expense and other financial charges

Interest expense and other financial charges amounted to 3,819 million euros (4,330 million euros in 2001), of which 2,717 million euros for the Telecom Italia Group (3,075 million euros in 2001). The heading comprised:

(in millions of euros)	Year 2002 (a)	Year 2001 (b)	Changes (a-b)
Interest and other charges on bonds	1,751	1,501	250
Exchange rate losses	905	392	513
Banks and other	1,163	2,437	(1,274)
Total	**3,819**	**4,330**	**(511)**

D) Value adjustments to financial assets

18) Revaluations

Revaluations amounted to 121 million euros, reflecting upward adjustments on unconsolidated equity investments valued with the equity method.
The heading amounted to 198 million euros in 2001.

19) Writedowns

This heading totalled 907 million euros (2,394 million euros in 2001), reflecting writedowns for other than temporary impairments of value on equity investments valued at cost, downward adjustments of equity investments valued with the equity method and writedowns of securities to reflect other than temporary impairments of value (on securities classified under fixed assets) and to reflect market value (on securities held as current assets). It also included amortisation of goodwill arising on the acquisition of equity investments valued with the equity method.
Writedowns arose as follows:

- amortisation of goodwill arising on the acquisition of equity investments valued with the equity method for 80 million euros (316 million euros in 2001), a reduction of 236 million euros compared with 2001, as a result of the goodwill writedowns applied in 2001;
- writedowns for 259 million euros on securities and equity investments held as current assets (509 million euros in 2001) and for 40 million euros on securities held as fixed assets (49 million euros in 2001), with an overall reduction of 123 million euros compared with 2001;
- the Group's share of losses at investee companies valued with the equity method, for 528 million euros (1,569 million euros in 2001); specifically, Stream for 246 million euros (241 million euros in 2001), Is Tim Turchia for 171 million euros (334 million euros in 2001).

The heading was not affected by the results of the equity investments in Astrolink, Nortel Inversora (Telecom Argentina) and the AUNA Group, which had a negative impact of 700 million euros in 2001. No change was made in the Nortel Inversora equity investment which, in accordance with prudent accounting policies, was written off in the consolidated balance sheet at 31 December 2001. The consolidated book values of the AUNA Group and the Astrolink company at 31 December 2001 were retained until the equity investments were sold, on 1 August 2002 and 30 November 2002 respectively, as a result of the sale of the Telespazio Group.

(in millions of euros)	Year 2002 (a)	Year 2001 (b)	Changes (a-b)
Equity investments	759	2,157	(1,398)
Financial fixed assets other than equity investments	40	49	(9)
Securities classified as current assets other than equity investments	108	188	(80)
Total	**907**	**2,394**	**(1,487)**

E) Extraordinary income and charges

20) Extraordinary income

Extraordinary income, at 2,990 million euros (996 million euros in 2001), included 2,553 million euros of capital gains from disposals during the year (465 million euros in 2001) and 437 million euros from sundry and other income (531 million euros in 2001).

Capital gains from disposals amounted to 2,553 million euros, of which 2,413 million euros at the Telecom Italia Group, including:

- 1,245 million euros from the sale of the full 26.89% shareholding in AUNA;
- 484 million euros from the sale of the 19.61% shareholding in Bouygues Décaux Télécom (BDT);

- 34 million euros from the sale of the full 100% shareholding in EMSA, Telimm as well as of real estate and activities as part of Project Tiglio;;
- 133 million euros from the acceptance by the Finsiel Group of the public tender offer on Lottomatica;
- 115 million euros from the sale to Telekom Austria (in which Telecom Italia indirectly holds 14.78%) of the entire 25% shareholding in Mobilkom Austria;
- 110 million euros from the sale of the entire 40% shareholding in Telemaco Immobiliare;
- 70 million euros from the sale of 100% of Telespazio;
- 22 million euros from other minor sales.

The capital gains totalling 140 million euros posted by the other Group companies included:
- 107 million euros from the acceptance by Olivetti S.p.A. and Olivetti International S.A. of the public tender offer on Lottomatica;
- 26 million euros from the sale of the entire shareholding in OMS2, as part of Project Tiglio;
- 7 million euros from other disposals.

Other extraordinary income totalling 437 million euros included 401 million euros at the Telecom Italia Group, as follows:
- 131 million euros from recovery of pre-amortisation interest in respect of integration charges pursuant to Law no. 58/1992 paid on a conditional basis to the Italian National Insurance Board (INPS) until 1999, after the dispute was resolved in favour of Telecom Italia;
- 270 million euros of other income, including 77 million euros from use of reserves (essentially use of part of the reserve for risks and charges provided in 2001 by Telecom Italia S.p.A. to cover charges relating to the agreement for the sale of Stream to News Corp. and Vivendi Universal/Canal+, when the sale did not take place), 9 million euros of contributions and 184 million euros of sundry income.

The 36 million euros of other extraordinary income posted by the other Group companies included 21 million euros from use of surplus reserves provided in previous years.

21) Extraordinary charges

Extraordinary charges amounted overall to 8,486 million euros (4,105 million euros in 2001) and included 8,375 million euros for the Telecom Italia Group (3,947 million euros in 2001), as follows:
- 6,237 million euros of equity investment writedowns to reflect other than temporary impairments of value (2,984 million euros in 2001), as follows:
  - writedown of goodwill and the call option on Seat Pagine Gialle shares for a total of 3,486 million euros; goodwill was written down to market value (based on the average ordinary share price for the last six months of 2002), following the Telecom Italia Group's decision to view the Seat Pagine Gialle Directories operation as a non-core business. In 2001, with regard to the call option, a provision of 569 million euros was posted under financial charges;
  - writedown of goodwill relating to consolidated companies for a total of 225 million euros, Blu (103 million euros), Digitel Venezuela (75 million euros), other subsidiaries (47 million euros);
  - the equity investment in Aria – Is Tim (2,341 million euros): the investment was written off in full (1,491 million euros) and a provision was made to the reserve for risks and charges to cover Group exposure to this associated company (850 million euros). The provision was commensurate to the guarantees provided by the Group in favour of international financial institutes that had granted loans to Aria – Is Tim and to the loan granted directly by the Group;

- writedown of goodwill on Netco Redes (96 million euros) and other companies (46 million euros) and a provision to align the purchase by Seat Pagine Gialle of an additional stake in Consodata with the value of the company as determined by an appraisal (43 million euros).

The 2,984 million euros equity investment writedown applied in 2001 referred to goodwill writedowns on consolidated companies (9Télécom Group, Entel Bolivia, Entel Chile Group, Maxitel, Tele Celular Sul Group, Tele Nordeste Celular Group, Tim Brasil, Med1 Group and other companies in the Seat Group) and on companies valued with the equity method (GLB Serviços Interativos, Solpart Participaçoes, Telekom Austria, Nortel Inversora Group) and to other provisions relating to equity investments.

- 316 million euros of provisions relating to the sale of the equity investment in the 9Télécom Group. Specifically, considering the loss recorded prior to the sale, the French 9Télécom Group generated an overall charge to Telecom Italia Group income for the first nine months of 2002 of 389 million euros (267 million euros after taxes);
- 135 million euros of capital losses on the sale of 75 million shares (representing 15% of capital) of Telekom Austria A.G. in November 2002. Following the sale, the Telecom Italia Group's stake in Telekom Austria A.G. decreased to 14.78%;
- 494 million euros of charges and provisions relating to personnel retirements and mobility schemes (including a 379 million euros charge at Telecom Italia);
- 235 million euros of charges relating to extraordinary operations on equity investments;
- 79 million euros of financial charges on the amount payable to the Italian National Insurance Board (INPS) for re-absorption of the ex Telephone Companies Employees Pension Fund (FPT) and 74 million euros for an extraordinary contribution to INPS to cover increased financial requirements following the integration of the FPT with the Employees Pension Fund;
- 190 million euros of writedowns on fixed assets relating in the main to mobile telephone companies in Brazil (142 million euros) and 38 million euros for capital losses on fixed-asset disposals;
- 194 million euros of provisions to reserves, including 135 million euros for guarantees provided on the sale of equity investments and company units and 59 million euros for other provisions;
- 383 million euros of other sundry charges.

Extraordinary charges for the other Group companies amounted to 111 million euros (158 million euros in 2001) and included 62 million euros of capital losses on the sale of the Seat Pagine Gialle equity investment, 32 million euros of provisions relating to risks on equity investments, 4 million euros of charges relating to the public tender offer on Lottomatica and 13 million euros for miscellaneous charges.

22) Income taxes for the year

Income taxes for financial 2002 reflected a benefit of 2,210 million euros compared with a tax charge of 579 million euros in 2001.

(in millions of euros)	Year 2002	Year 2001
Current taxes	1,585	1,291
Deferred (prepaid) taxes, net	(3,795)	(712)
Total	**(2,210)**	**579**

Net prepaid taxes arose mainly from deferred tax assets and use of deferred tax reserves (provided in previous years) as a result of the writedown of Olivetti and Telecom Italia Group equity investments for 964 million euros and 2,167 million euros, respectively, as well as from the Olivetti tax credit on dividends collected from Telecom Italia for 700 million euros.

Loss per share

The primary loss per share for fiscal 2002 determined in compliance with International Financial Reporting Standard (IFRS) no. 33, is set below:

Year 2002	Net loss (in millions of euros)	Number of shares	Loss per share (in euros)
Loss for the year, wholly attributable to outstanding shares	(773)		
Average number of outstanding ordinary shares		8,600,047,643	
Primary loss per share			(0.090)

Other information

1) Transactions with related parties

The operations transacted by consolidated companies of the Olivetti Group with related companies and entities are all normal operations and are conducted according to market conditions or in compliance with specific laws; no non-typical or unusual operation has been effected.

The main operations with unconsolidated subsidiaries and with associated companies are detailed below:

(in millions of euros)	Telecom Italia Group			
Main income and financial items for the year 2002	Unconsolidated subsidiary and associated companies	Subsidiary and associated companies of the controlling company	Other Olivetti Group companies	Description
Revenues from sales	299	3	4	They include revenues from Teleleasing (euro 105 million), Brasil Telecom (euro 48 million), Stream (euro 42 million), AUNA Group (euro 18 million), Telecom Argentina (euro 18 million), Telecom Srbija (euro 17 million)
Consumption of materials and services	445	24	6	They include principally costs for rentals paid to IM.SER (euro 153 million), Telemaco Immobiliare (euro 37 million) and costs for Tlc services to Etecsa Cuba (euro 77 million) and for maintenance and technical asistance to Italtel (euro 40 million) and Siemens Informatica (euro 24 million)
Other income, net	9	-	-	They refer principally to recoveries of payroll costs for personnel moved temporarily to some foreign subsidiaries
Financial charges, net	9	-	-	They include interest income accrued on loans granted to some overseas group companies (euro 14 million) and interest payable to Teleleasing accrued on financial lease contracts (euro 23 million)
Credits of financial fixed assets	440	-	16	They include medium/long-term loans to Is Tim (euro 313 million), Tiglio I (euro 70 million), Telegono (euro 34 millioni) and Tiglio II (euro 30 million)
Financial receivables	35	-	-	They include short-term loans to TMI Group companies (euro 14 million) and to Golden Lines (euro 10 million net of allowances)
Financial payables	406	-		They refer principally to amounts due to Teleleasing for financial lease contracts (euro 393 million)
Trade receivables and other	219	2	1	They refer principally to receivables from Stream (euro 71 million), Telekom Srbija (euro 21 million net of allowances), Teleleasing (euro 38 million) and Consorzio Telcal (euro 14 million)
Trade payables and other	386	15	4	They refer to supply contracts for investing and operating activities: Italtel Group (euro 150 million), Siemens Informatica (euro 40 million), Teleleasing (euro 17 million) as well as advances from Consorzio Telcal (euro 103 million)
Contract work-in progress	110	-	-	They refer principally to work-in progress on jobs ordered by Consorzio Telcal for Piano Telematico Calabria
Guarantees given	930	-	5	They include suretyships given in favor of Is Tim (euro 537 million), Consorzio Csia (euro 85 million), Stream (euro 72 million) as well as guarantees on assets given in favor of Is Tim (euro 110 million)
Purchase and sale commitments	17	-	-	They refer to commitments to Teleleasing relating to operating lease contracts
Capital investments	441	-	-	They refer principally to purchase of telephone exchanges from Italtel Group (euro 406 million) and Siemens Informatica (euro 19 million)
Sale of equity investments	690	-	-	25% of Mobilkom Austria, trough transfer of Autel holding to Telekom Austria
Transfers of businesses	219	-	26	They refer to gains from transfers of real estate assets to Tiglio I (euro 185 million) and the contribution of "asset management" business to Tiglio II (euro 60 million)

Operations with related parties other than Group companies include those transacted in 2002 by the Telecom Italia Group with the Pirelli Group and Edizione Holding Group.

(in millions of euros)	Year 2002	
Revenues from sales	26	They refer principally to phone services supplied to the Pirelli Group (euro 8 million) and to the Edizione Holding Group (euro 16 million) as well as to IT services rendered to the Pirelli Group (euro 2 million)
Consumption of materials and external services	23	They refer principally to capital expenditure for R&D and supplies in IPR sector
Trade receivables and other	3	They refer principally to phone services above mentioned
Trade payables and other	9	They refer principally to supplies linked to investment activities
Capital investments	32	They refer principally to purchases of telecommunication cables
Equity investments acquisition and purchase commitments	21	Acquisition by Telecom Italia S.p.A. of 25.3% of Epiclink S.p.A. from Pirelli S.p.A. (euro 18 million) and commitment to purchase the remaining 5% (euro 3 million)
Business acquisitions	3	Acquisition by Epiclink S.p.A. of a business from Pirelli Informatica
Businesses sale	19	Gain from transfer of non facility business to Pirelli Real Estate from Telecom Italia Group and of Property and Project business from Olivetti Multiservices

We also point out that in the year 2002 TIM sold telephone cards to Autogrill S.p.A. (Edizioni Holding Group) for the subsequent sale to the public for a total amount of euro 20 million.

2) Remunerations to Parent Company Directors and Statutory Auditors

Remunerations for 2002 due to Parent Company Directors and Statutory Auditors in respect of services provided to companies included in the consolidation area totalled 5,877,304 euros and 375,268 euros respectively.

3) Exhibits

The following exhibits are attached to provide the fullest and clearest description of the consolidated financial position at 31 December 2002 and of the consolidated result for financial 2002:

a) Statement of changes in consolidated financial position
b) statement of changes in Group consolidated shareholders' equity;
c) reclassified consolidated statement of income;
d) list of companies included in the consolidated financial statements at 31 December 2002 and of equity investments, pursuant to articles 38 and 39 of Legislative Decree no. 127/1991.

OLIVETTI GROUP

Statement of changes in consolidated financial position

(in millions of euros)	Year 2002	Year 2001
A. Net financial resources (indebtedness) at the beginning of the year	(38,362)	(35,728)
B. Cash flow provided (used) by operating activities		
Net result for the year (including minority interests)	(306)	(3,676)
Amortizations and depreciation	7,269	7,645
(Gains) or losses from disposal of fixed assets	(2,243)	(373)
Writedowns of fixed assets, net	4,387	3,753
Net change in operating working capital	(382)	620
Net change in reserve for severance indemnities	(50)	26
Changes in the consolidation area, exchange differences and other chang	(2,734)	(2,735)
	5,941	**5,260**
C. Cah flow provided (used) by investing activities		
Fixed assets:		
. Intangible	(1,956)	(4,107)
. *tangible*	(3,291)	(4,317)
. financial	(1,777)	(3,141)
Proceeds, or reimbursement value, from disposal of fixed assets	5,968	1,484
	(1,056)	**(10,081)**
D. Cash flow provided (used) by financing activities		
Capital increases	36	2,420
Grants related to assets	42	22
	78	**2,442**
E. Distribution of dividends	**-**	**(255)**
F. Net cash flow provided (used) in the year (B+C+D+E)	**4,963**	**(2,634)**
G. Net financial resources (indebtedness) at the end of the year (A+F)	**(33,399)**	**(38,362)**

Olivetti Group - Statement of Changes in the Group Consolidated Shareholders' Equity

(In millions of euros)	Share capital	Share capital increases to be filed with the Companies Register	Additional paid-in capital	Revaluation reserves	Legal reserve	Reserve for treasury stock	Other Parent Company reserves	Reserve for Parent Company shares held by subsidiary companies	Sundry reserves, retained earnings and accumulated losses	Group net result of the year	Group shareholders' equity
Balance as of 31 December 2000	4,915	1,999	3,196	1	877	2	2,075	391	1,340	(940)	13,856
Appropriation of 2000 net result					44				(984)	940	
Dividend distribution									(255)		(255)
Share capital increases:											
Share capital increase in exchange for Tecnost shares owned by third parties	1,999	(1,999)									
Conversion of "Olivetti 1998-2002 bonds"	8	1					(4)				5
Exercise of "Olivetti common shares 1998-2002 warrants"	4						(2)				2
Resolution of the Board of Directors on 9 June 1999 in execution of the powers granted by Extraordinary Shareholders' Meeting on 7 April 1999	17		12				(8)				21
Share capital increase (March 2001) - no. 348,249,405 shares subscribed	349		557								906
Share capital increase (November 2001) no.1,491,698 shares subscribed	1,492										1,492
Annulment Telecom Italia savings shares									(277)		(277)
Other changes									69		69
Net result of the year 2001										(3,090)	(3,090)
Balance as of 31 December 2001	8,784	1	3,765	1	921	2	2,061	391	(107)	(3,090)	12,729
Appropriation of 2001 net result									(3,090)	3,090	
Share capital increases:											
Conversion of "Olivetti 1998-2002 bonds"	30	(1)					(14)				15
Exercise of "Olivetti common shares 1998-2002 warrant"	23						(11)				12
Resolution of the Board of Directors on 9 June 1999 in execution of the powers granted by Extraordinary Shareholders' Meeting on 7 April 1999	5										5
Conversion of Olivetti 2001-2010 bonds	3										3
Other changes									(351)		(351)
Net result of the year 2002										(773)	(773)
Balance as of 31 December 2002	8,845	-	3,765	1	921	2	2,036	391	(3,548)	(773)	11,640

00324

Olivetti Group

Reclassified Consolidated Income Statement

(in millions of euros)	Year 2002	%	Year 2001	%
Net revenues	31,408	100.0	32,016	100.0
Operating costs:				
Labour	(4,727)	(15.1)	(4,877)	(15.2)
Materials and services	(12,668)	(40.3)	(13,458)	(42.1)
Grants	20	0.1	26	0.1
Depreciation of tangible assets	(3,807)	(12.1)	(4,080)	(12.7)
Amortisation of intangible assets:				
Consolidation goodwill	(2,142)	(6.8)	(2,278)	(7.1)
Other	(1,320)	(4.2)	(1,283)	(4.0)
Provisions for writedowns and risks	(776)	(2.5)	(758)	(2.4)
Other income (costs) net	28	0.1	30	0.1
Result before interest and taxes (EBIT) and non recurring income and charges	**6,016**	**19.2**	**5,338**	**16.7**
Non recurring income:				
Gains on disposals and other non-recurring income (*)	2,990	9.5	999	3.1
Non recurring costs:				
Losses on disposals and other non-recurring charges (*)	(8,486)	(27.0)	(4,354)	(13.6)
EBIT	**520**	**1.7**	**1,983**	**6.2**
Income from equity investments, net	57	0.1	221	0.7
Financial charges, net	(2,307)	(7.3)	(3,105)	(9.7)
Value adjustments to financial assets	(786)	(2.5)	(2,196)	(6.9)
Result before taxes and minority interests	**(2,516)**	**(8.0)**	**(3,097)**	**(9.7)**
Taxes	2,210	7.0	(579)	(1.8)
Result after taxes and minority interests	**(306)**	**(1.0)**	**(3,676)**	**(11.5)**
Minority interests	(467)	(1.5)	586	1.8
Net result for the year	**(773)**	**(2.5)**	**(3,090)**	**(9.7)**

(*) The amounts concerning the Telecom Italia Group have been classified as extraordinary items in the consolidated accounts of this latter.

List of Companies included in the consolidated financial statements at 31 December 2002 and of equity investments, pursuant to articles 38 and 39 of Italian Legislative Decree no. 127/1991

List of companies included in the consolidated financial statements as of 31 December 2002 and equity investments, pursuant to articles 38 and 39, Italian Legislative Decree no. 127/1991

	Equity investments as of 31 December, 2002					*Direct investors as of 31 December, 2002*
	Company name	*Registered office*	*Currency*	*Share capital*	*% of ownership*	*Company name*
	COMPANIES CONSOLIDATED ON A LINE-BY-LINE BASIS					
	Parent company					
	OLIVETTI S.p.A.	ITALY	EUR	8.845.239.632		
	Finance companies					
	GLOBAL GAMING INVESTMENTS S.p.A.	ITALY	EUR	1.300.000	100,00	OLIVETTI S.p.A.
	OLIVETTI FINANCE N.V.	NETHERLANDS	EUR	46.905.660	100,00	OLIVETTI S.p.A.
	OLIVETTI FINANZIARIA INDUSTRIALE S.p.A.	ITALY	EUR	35.000.000	100,00	OLIVETTI S.p.A.
	OLIVETTI HOLDING B.V.	NETHERLANDS	EUR	15.882.770	100,00	OLIVETTI INTERNATIONAL S.A.
	OLIVETTI INTERNATIONAL S.A.	LUXEMBOURG	EUR	500.000.000	100,00	OLIVETTI S.p.A.
	OLIVETTI INTERNATIONAL (SERVICE) S.A.	SWITZERLAND	FSV	50.000	100,00	OLIVETTI INTERNATIONAL S.A.
	OLIVETTI INTERNATIONAL FINANCE N.V.	NETH. ANTILLES	EUR	3.000.000	100,00	OLIVETTI FINANCE N.V.
	OLIVETTI INTERNATIONAL N.V.	NETH. ANTILLES	EUR	3.000.000	100,00	OLIVETTI INTERNATIONAL S.A.
	OLIVETTI RAP S.A.	SPAIN	EUR	63.613.800	90,00	OLIVETTI HOLDING B.V.
					10,00	OLIVETTI INTERNATIONAL S.A.
	OLIVETTI SYSTEMS & SERVICES UK Ltd.	GREAT BRITAIN	LGS	47.180.759	100,00	OLIVETTI HOLDING B.V.
	OLIVETTI TELEMEDIA INVESTMENTS B.V.	NETHERLANDS	EUR	24.957.920	100,00	OLIVETTI HOLDING B.V.
	Telecom Italia Group					
(*)	TELECOM ITALIA S.p.A.	ITALY	EUR	4.023.816.861	38,96 (*)	OLIVETTI S.p.A.
(**)	FINSIEL S.p.A. - CONSULENZA E APPLICAZIONI INFORMATICHE-	ITALY	EUR	59.982.385	1,58	OLIVETTI S.p.A.
(**)	IN.TEL.AUDIT - Società Consortile di Revisione Interna Gruppo Telecom a r.l.	ITALY	EUR	2.750.000	9,09	OLIVETTI S.p.A.
	Olivetti Tecnost Group					
	ALLADIUM S.p.A.	ITALY	EUR	1.500.000	100,00	OLIVETTI TECNOST S.p.A.
	APRIMATIC DOORS S.L.	SPAIN	EUR	50.000	0,02	APRIMATIC FRANCE S.A.S.
					99,98	APRIMATIC S.p.A.
	APRIMATIC FRANCE S.A.S.	FRANCE	EUR	38.200	100,00	APRIMATIC S.p.A.
	APRIMATIC S.p.A.	ITALY	EUR	6.240.000	100,00	DOMUSTECH S.p.A.
	CONSORZIO MAEL	ITALY	EUR	52.000	60,00	TECNOST SISTEMI S.p.A.
					40,00	TIEMME SISTEMI S.r.l.
	DIASPRON DO BRASIL S.A.	BRAZIL	REA	5.135.417	100,00	OLIVETTI DO BRASIL S.A.
	DOMUSTECH S.p.A.	ITALY	EUR	8.333.333	93,87	OLIVETTI TECNOST S.p.A.
	GOTOWEB S.p.A.	ITALY	EUR	3.719.764	80,00	OLIVETTI TECNOST S.p.A.
	INNOVIS S.p.A.	ITALY	EUR	1.000.000	80,00	OLIVETTI TECNOST S.p.A.
	JETECH S.P.A.	ITALY	EUR	100.000	100,00	OLIVETTI TECNOST S.p.A.
	MULTIDATA S/A ELETRONICA INDUSTRIA E COMERCIO	BRAZIL	REA	5.583.350	100,00	OLIVETTI DO BRASIL S.A.
	OLIVETTI ARGENTINA S.A.C.e.I.	ARGENTINA	PSA	7.590.000	100,00	OLIVETTI TECNOST INTERNATIONAL B.V.
	OLIVETTI CHILE S.A.	CHILE	PCL	2.341.370.200	100,00	OLIVETTI TECNOST INTERNATIONAL B.V.
	OLIVETTI COLOMBIANA S.A.	COLUMBIA	PCS	6.245.014.700	0,11	OLIVETTI COLOMBIANA S.A.
					9,46	OLIVETTI TECNOST S.p.A.
					90,43	OLIVETTI TECNOST INTERNATIONAL B.V.
	OLIVETTI DA AMAZONIA IND. E COM.	BRAZIL	REA	361.000	99,72	OLIVETTI DO BRASIL S.A.
					0,28	OLIVETTI SISTEMA E SERVICOS LIMITADAS
	OLIVETTI DE PUERTO RICO, Inc.	PUERTO RICO	USA $	1.000	100,00	OLIVETTI TECNOST INTERNATIONAL B.V.
	OLIVETTI DE VENEZUELA C.A.	VENEZUELA	BOL	150.000.000	100,00	OLIVETTI TECNOST INTERNATIONAL B.V.
	OLIVETTI DO BRASIL S.A.	BRAZIL	REA	111.650.625	3,36	OLIVETTI MEXICANA S.A.
					96,65	OLIVETTI TECNOST INTERNATIONAL B.V.
	OLIVETTI I-JET S.P.A.	ITALY	EUR	25.000.000	100,00	OLIVETTI TECNOST S.p.A.
	OLIVETTI LEXIKON BENELUX S.A.	BELGIUM	EUR	1.932.592	100,00	OLIVETTI TECNOST INTERNATIONAL B.V.
	OLIVETTI LEXIKON NORDIC AB	SWEDEN	KS	10.100.000	100,00	OLIVETTI TECNOST INTERNATIONAL B.V.
	OLIVETTI MEXICANA S.A.	MEXICO	PSM	153.538.636	100,00	OLIVETTI TECNOST INTERNATIONAL B.V.
	OLIVETTI PERUANA S.A.	PERU	SOL	4.654.920	100,00	OLIVETTI TECNOST INTERNATIONAL B.V.
	OLIVETTI SERVICIOS Y SOLUCIONES INTEGRALES S.A. de C.V.	MEXICO	PSM	7.025.226	100,00	OLIVETTI TECNOST INTERNATIONAL B.V.
	OLIVETTI SISTEMA E SERVICOS LIMITADAS	BRAZIL	REA	410.000	0,02	OLIVETTI DA AMAZONIA IND. E COM.
					99,98	OLIVETTI DO BRASIL S.A.
	OLIVETTI TECNOST (H.K.) Ltd.	CHINA POP.REP.	HK $	100.000	99,00	OLIVETTI TECNOST INTERNATIONAL B.V.
					1,00	OLIVETTI TECNOST S.p.A.
	OLIVETTI TECNOST AFRICA (PTY) Ltd.	SOUTH AFRICA	RAN	601	100,00	OLIVETTI TECNOST INTERNATIONAL B.V.
	OLIVETTI TECNOST AUSTRIA Ges.m.b.H	AUSTRIA	EUR	36.336	100,00	OLIVETTI TECNOST INTERNATIONAL B.V.
	OLIVETTI TECNOST de MEXICO S.A. de C.V.	MEXICO	PSM	193.243.310	100,00	OLIVETTI MEXICANA S.A.
	OLIVETTI TECNOST DEUTSCHLAND GmbH	GERMANY	EUR	25.600.000	100,00	OLIVETTI TECNOST INTERNATIONAL B.V.

Company name	Registered office	Currency	Share capital	% of ownership	Company name
Equity investments as of 31 December, 2002					*Direct investors as of 31 December, 2002*
OLIVETTI TECNOST ESPANA S.A.	SPAIN	EUR	1.229.309	99,99	OLIVETTI TECNOST INTERNATIONAL B.V.
OLIVETTI TECNOST FRANCE S.A.S.	FRANCE	EUR	2.200.000	100,00	OLIVETTI TECNOST INTERNATIONAL B.V.
OLIVETTI TECNOST INTERNATIONAL B.V.	NETHERLANDS	EUR	5.027.142	100,00	OLIVETTI TECNOST S.p.A.
OLIVETTI TECNOST NEDERLAND B.V.	NETHERLANDS	EUR	18.151	100,00	OLIVETTI LEXIKON BENELUX S.A.
OLIVETTI TECNOST PORTUGAL, S.A.	PORTUGAL	ESP	275.000	99,99	OLIVETTI TECNOST INTERNATIONAL B.V.
OLIVETTI TECNOST S.p.A.	ITALY	EUR	273.000.000	100,00	OLIVETTI S.p.A.
OLIVETTI TECNOST UK Ltd.	GREAT BRITAIN	LGS	6.295.712	100,00	OLIVETTI TECNOST INTERNATIONAL B.V.
OLIWEB S.p.A	ITALY	EUR	1.000.000	100,00	OLIVETTI TECNOST S.p.A.
ROYAL CONSUMER INFORMATION PRODUCTS, Inc.	USA	USA $	1.176	100,00	OLIVETTI TECNOST INTERNATIONAL B.V.
TECHNOPRODUZIONI S.p.A.	ITALY	EUR	25.000.000	100,00	TECNOST SISTEMI S.p.A.
TECNOST SISTEMI S.p.A.	ITALY	EUR	145.000.000	100,00	OLIVETTI TECNOST S.p.A.
TIEMME SISTEMI S.r.l.	ITALY	EUR	1.040.000	100,00	TECHNOPRODUZIONI S.p.A.
TIESSE S.c.p.A.	ITALY	EUR	103.292	42,00	TECNOST SISTEMI S.p.A.
				19,00	TIEMME SISTEMI S.r.l.
Real estate and services companies					
E.S.T. - EROGAZIONE SERVIZI E TECNOLOGIE - S.p.A.	ITALY	EUR	1.600.995	100,00	OLIVETTI MULTISERVICES S.p.A.
EMMEGIESSE S.p.A.	ITALY	EUR	250.000	51,00	E.S.T. - EROGAZIONE SERVIZI E TECNOLOGIE - S.p.A.
O&B COSTRUZIONI GENERALI S.r.l.	ITALY	EUR	100.000	50,10	OLIVETTI MULTISERVICES S.p.A.
OLIVETTI MULTISERVICES S.p.A.	ITALY	EUR	31.000.000	100,00	OLIVETTI S.p.A.
OLIVETTI SYSTEMS TECHNOLOGY CORPORATION	JAPAN	YEN	100.000.000	100,00	OLIVETTI INTERNATIONAL S.A.
OMS HOLDING B.V.	NETHERLANDS	EUR	20.000	100,00	OLIVETTI MULTISERVICES S.p.A.
RUF GESTION S.A.S.	FRANCE	EUR	266.300	100,00	OMS HOLDING B.V.
Other companies					
THEMA S.p.A.	ITALY	EUR	1.300.000	100,00	OLIVETTI S.p.A.

EQUITY INVESTMENTS IN SUBSIDIARY AND ASSOCIATED COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD

Company name	Registered office	Currency	Share capital	% of ownership	Company name
Subsidiary Companies					
P.I.T. S.c.r.l.	ITALY	EUR	25.823	100,00	E.S.T. - EROGAZIONE SERVIZI E TECNOLOGIE - S.p.A.
Associated Companies					
(**) LOCALPORT S.p.A.	ITALY	EUR	922.365	37,67	OLIVETTI TECNOST S.p.A.

OTHER EQUITY INVESTMENTS IN SUBSIDIARY AND ASSOCIATED COMPANIES

Company name	Registered office	Currency	Share capital	% of ownership	Company name
Subsidiary Companies					
ENSAMBLADORA TLAXCALTECA S.A.	MEXICO	PSM	2.000	0,02	OLIVETTI MEXICANA S.A.
				99,98	OLIVETTI TECNOST de MEXICO S.A. de C.V.
TOP SERVICE S.p.A.	ITALY	EUR	1.051.350	50,55	OLIVETTI TECNOST S.p.A.
Associated Companies					
BALTEA S.r.l.	ITALY	EUR	2.220.000	49,00	OLIVETTI TECNOST S.p.A.
IN.VA. S.p.A.	ITALY	EUR	520.000	40,00	OLIVETTI S.p.A.
INTERNATIONAL INFORMATION SERVICES	RUSSIA	RUB	1.000.000	50,00	OLIVETTI HOLDING B.V.
ISTITUTO R.T.M. S.p.A.	ITALY	EUR	2.107.320	31,46	OLIVETTI TECNOST S.p.A.
OLI GULF FZCO	DUBAI	DIR	500.000	40,00	OLIVETTI TECNOST INTERNATIONAL B.V.
OLITECNO S.A. de C.V.	MEXICO	PSM	1.000.000	50,00	OLIVETTI MEXICANA S.A.
(**) PARCO DORA BALTEA S.p.A.	ITALY	EUR	300.000	33,33	OLIVETTI MULTISERVICES S.p.A.
TIGLIO I S.r.l.	ITALY	EUR	5.255.704	8,85	OLIVETTI S.p.A.
YMINDS S.A.	SWITZERLAND	FSV	100.000	27,20	OLIVETTI I-JET S.P.A.
				11,40	OLIVETTI TECNOST INTERNATIONAL B.V.
Associated Consortia					
CONSORZIO PER IL DISTRETTO TECNOLOGICO DEL CANAVESE	ITALY	EUR	472.558	24,59	OLIVETTI S.p.A.

EQUITY INVESTMENTS IN OTHER COMPANIES

Company name	Registered office	Currency	Share capital	% of ownership	Company name
AZIENDA ESERCIZIO GAS S.c.r.l.	ITALY	EUR	901.558	0,24	OLIVETTI S.p.A.
BEMAR SERVEIS OFIMATICS S.L.	SPAIN	EUR	12.000	15,00	OLIVETTI TECNOST ESPANA S.A.
BIOINDUSTRY PARK DEL CANAVESE S.p.A.	ITALY	EUR	5.651.891	0,90	OLIVETTI S.p.A.
CIRSA BUSINESS CORPORATION S.A.	SPAIN	EUR	24.077.424	4,98	OLIVETTI RAP S.A.
CISI CAMPANIA S.p.A.	ITALY	EUR	2.580.000	8,00	E.S.T. - EROGAZIONE SERVIZI E TECNOLOGIE - S.p.A.
CONSORTIUM S.r.l.	ITALY	EUR	561.600.000	2,27	OLIVETTI S.p.A.
DOCUNET Inc.	USA	USA $	15.851.731	0,60	OLIVETTI INTERNATIONAL S.A.
EUROFLY SERVICE S.p.A.	ITALY	EUR	4.275.000	16,33	OLIVETTI S.p.A.
FIN.PRIV., S.r.l.	ITALY	EUR	20.000	14,29	OLIVETTI S.p.A.
FLEXTEL S.P.A.	ITALY	EUR	2.150.829	13,42	OLIVETTI TECNOST S.p.A.

JJ 00329

Equity investments as of 31 December, 2002					Direct investors as of 31 December, 2002
Company name	*Registered office*	*Currency*	*Share capital*	*% of ownership*	*Company name*
FUNIVIE DEL PICCOLO S. BERNARDO S.p.A.	ITALY	EUR	7.789.469	N.S.	OLIVETTI S.p.A.
IPV Ltd	GREAT BRITAIN	LGS	265.837	12,54	OLIVETTI TELEMEDIA INVESTMENTS B.V.
ISTUD ISTITUTO STUDI DIREZIONALI S.p.A.	ITALY	EUR	1.136.212	0,68	OLIVETTI S.p.A.
LEISURE LINK HOLDINGS Ltd	GREAT BRITAIN	LGS	7.809.618	1,20	OLIVETTI INTERNATIONAL S.A.
MEDIAPOLIS S.p.A.	ITALY	EUR	3.517.615	10,00	OLIVETTI MULTISERVICES S.p.A.
MEDIOBANCA S.p.A.	ITALY	EUR	389.262.458	1,81	OLIVETTI S.p.A.
MONTEROSA S.p.A	ITALY	EUR	19.156.858	0,11	OLIVETTI S.p.A.
NOMISMA S.p.A.	ITALY	EUR	5.345.328	0,07	OLIVETTI FINANZIARIA INDUSTRIALE S.p.A.
PENTA SERVICE S.p.A.	ITALY	EUR	516.000	5,00	OLIVETTI TECNOST S.p.A.
PIEDMONT INTERNATIONAL S.A.	LUXEMBOURG	USA $	9.192.500	11,92	OLIVETTI INTERNATIONAL S.A.
PILA S.p.A.	ITALY	EUR	7.060.000	0,10	OLIVETTI S.p.A.
RETAIL NETWORK SERVICES B.V.	NETHERLANDS	EUR	15.129.484	13,65	TECNOST SISTEMI S.p.A.
REVISIONE S.r.l.	ITALY	EUR	31.200	5,00	OLIVETTI FINANZIARIA INDUSTRIALE S.p.A.
S.A.G.I.T., S.p.A.	ITALY	EUR	1.150.930	0,14	OLIVETTI S.p.A.
S.F.C. - SISTEMI FORMATIVI CONFINDUSTRIA- S.c.p.A.	ITALY	EUR	236.022	0,22	E.S.T. - EROGAZIONE SERVIZI E TECNOLOGIE - S.p.A.
SYSTEM UNION GROUP PLC.	GREAT BRITAIN	LGS	4.880.000	0,09	OLIVETTI HOLDING B.V.
X/OPEN Inc.	GREAT BRITAIN	LGS	11	9,09	OLIVETTI S.p.A.
Consortia					
CONSORZIO INGEGNERIA PARTENOPEA S.c.r.l.	ITALY	EUR	67.145	7,69	E.S.T. - EROGAZIONE SERVIZI E TECNOLOGIE - S.p.A.
COREP - CONSORZIO PER LA RICERCA E L'EDUCAZIONE PERMANENTE	ITALY	EUR	707.763	7,69	OLIVETTI S.p.A.

Notes: - This statement does not include companies in winding-up, dormant companies and those companies intended to be disposed of to third parties.
- Percentages of ownership do not consider securities classified as current assets (in particular the share of 0.57% of Telecom Italia S.p.A. owned by Olivetti S.p.A.).

(*) Equity investments held by Telecom Italia S.p.A. are listed in the following pages, as shown in the Exibits of Telecom Italia itself's Annual Report.

(*) Equity investments held also by Telecom Italia Group companies.

(*) Companies whose share percentage computed on voting rights is different from that computed on ownership.

In the following pages subsidiary and associated companies of the Telecom Italia Group are listed with format of the Exhibit to the "2002 Annual Report" of the Telecom Italia Group itself.

JJ 00330

LIST OF COMPANIES CONSOLIDATED ON A LINE-BY-LINE BASIS

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
Domestic Wireline						
ATESIA - Telemarketing Comunicazione Telefonica e Ricerche di Mercato S.p.A. (telemarketing)	Rome (Italy)	EUR	3,150,406	100.00		TELECOM ITALIA
INTELCOM SAN MARINO S.p.A (telecommunications services in San Marino)	Republic of San Marino	EUR	1,550,000	70.00		TELECOM ITALIA INTERNATIONAL
LATIN AMERICAN NAUTILUS S.A. (holding company)	Luxembourg	USD	60,000,000	70.00 10.00 10.00 10.00		TELECOM ITALIA ENTEL BOLIVIA ENTEL CHILE TELECOM ARGENTINA STET-FRANCE TELECOM
· LATIN AMERICAN NAUTILUS ARGENTINA S.A. (installation and maintenance of submarine cable systems)	Buenos Aires (Argentina)	ARS	12,000	100.00 (*)		LATIN AMERICAN NAUTILUS S.A.
· LATIN AMERICAN NAUTILUS BOLIVIA S.r.l. (installation and maintenance of submarine cable systems)	La Paz (Bolivia)	BOB	1,000	100.00		LATIN AMERICAN NAUTILUS S.A.
· LATIN AMERICAN NAUTILUS BRASIL Ltda (installation and maintenance of submarine cable systems)	Rio de Janeiro (Brazil)	BRL	20,000	99.99 0.01		LATIN AMERICAN NAUTILUS S.A. LATIN AMERICAN NAUTILUS USA
· LATIN AMERICAN NAUTILUS CHILE S.A. (installation and maintenance of submarine cable systems)	Santiago (Chile)	CLP	6,200,000	100.00 (*)		LATIN AMERICAN NAUTILUS S.A.
· LATIN AMERICAN NAUTILUS COLOMBIA S.A. (installation and maintenance of submarine cable systems)	Bogotá (Colombia)	COP	28,430,000	100.00 (*)		LATIN AMERICAN NAUTILUS S.A.
· LATIN AMERICAN NAUTILUS Ltd (installation and maintenance of submarine cable systems)	Dublin (Ireland)	USD	1,000,000	100.00		LATIN AMERICAN NAUTILUS S.A.
· LATIN AMERICAN NAUTILUS PANAMA S.A. (installation and maintenance of submarine cable systems)	Panama	USD	10,000	100.00		LATIN AMERICAN NAUTILUS S.A.
· LATIN AMERICAN NAUTILUS PERU' S.A. (installation and maintenance of submarine cable systems)	Lima (Perù)	PEN	3,500	100.00 (*)		LATIN AMERICAN NAUTILUS S.A.
· LATIN AMERICAN NAUTILUS ST. CROIX LLC (installation and maintenance of submarine cable systems)	St. Croix (USA Virgin Islands)	USD	1,000	100.00		LATIN AMERICAN NAUTILUS S.A
· LATIN AMERICAN NAUTILUS USA Inc. (installation and maintenance of submarine cable systems)	Florida (USA)	USD	10,000	100.00		LATIN AMERICAN NAUTILUS S.A
· · LATIN AMERICAN NAUTILUS SERVICE Inc. (installation and maintenance of submarine cable systems)	Florida (USA)	USD	10,000	100.00		LATIN AMERICAN NAUTILUS USA
· LATIN AMERICAN NAUTILUS VENEZUELA C.A. (installation and maintenance of submarine cable systems)	Caracas (Venezuela)	VEB	7,000,000	100.00 (*)		LATIN AMERICAN NAUTILUS S.A
MED-1 SUBMARINE CABLES Ltd (construction and maintenance of submarine cable Lev)	Tel Aviv (Israel)	ILS	100,000	23.17 27.83		TELECOM ITALIA TELECOM ITALIA INTERNATIONAL
· MED 1 IC-1 (1999) Ltd (installation and maintenance of submarine cable IC1)	Tel Aviv (Israel)	ILS	1,000	99.99 0.01		MED-1 SUBMARINE CABLES MED-1 ITALY
· MED-1 (NETHERLANDS) B.V. (holding company)	Amsterdam (Holland)	EUR	18,151	100.00		MED-1 SUBMARINE CABLES
· · MED-1 ITALY S.r.l. (installation and maintenance submarine cable systems in Italian seas)	Rome (Italy)	EUR	548,477	100.00		MED-1 NETHERLANDS
MEDITERRANEAN NAUTILUS S.A. (holding company)	Luxembourg	USD	326,480,000	62.51 7.49		TELECOM ITALIA TELECOM ITALIA INTERNATIONAL
· ELETTRA TLC S.p.A. (installation and maintenance of submarine cable systems)	Rome (Italy)	EUR	10,329,200	100.00		MEDITERRANEAN NAUTILUS S.A.
· MEDITERRANEAN NAUTILUS Ltd (installation and maintenance of submarine cable systems)	Dublin (Ireland)	USD	100,000	51.00		MEDITERRANEAN NAUTILUS S.A.
· · MEDITERRANEAN NAUTILUS B.V. (holding company)	Amsterdam (Holland)	EUR	18,003	100.00		MEDITERRANEAN NAUTILUS Ltd
· · · MEDITERRANEAN NAUTILUS GREECE S.A. (installation and maintenance of submarine cable systems)	Athens (Greece)	EUR	111,600	100.00		MEDITERRANEAN NAUTILUS B.V.
· · · MEDITERRANEAN NAUTILUS ISRAEL Ltd (installation and maintenance of submarine cable systems)	Tel Aviv (Israel)	ILS	1,000	100.00		MEDITERRANEAN NAUTILUS B.V.
· · · MEDITERRANEAN NAUTILUS ITALY S.p.A. (installation and maintenance of submarine cable systems)	Rome (Italy)	EUR	3,100,000	100.00		MEDITERRANEAN NAUTILUS B.V.
· · · MEDITERRANEAN NAUTILUS Inc. (telecommunications activities)	Delaware (USA)	USD	3,000	100.00		MEDITERRANEAN NAUTILUS B.V.

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
· MEDITERRANEAN NAUTILUS TELEKOMUNIKASYON HIZMETLERI TICARET ANONIM SIRKETI (telecommunications activities)	Istanbul (Turkey)	TRL	350,000,000,000	99.9988 0.0003 0.0003 0.0003 0.0003		MEDITERRANEAN NAUTILUS B.V. MEDITERRANEAN NAUTILUS Ltd MEDITERRANEAN NAUTILUS ISRAEL MEDITERRANEAN NAUTILUS ITALY MEDITERRANEAN NAUTILUS GREECE
PATH.NET S.p.A. (networking systems and telecommunications)	Rome (Italy)	EUR	25,800,000	99.99 0.01		TELECOM ITALIA IT TELECOM
TELECONTACT CENTER S.p.A. (telemarketing)	Naples (Italy)	EUR	110,000	100.00		TELECOM ITALIA
TELECOM ITALIA SPARKLE S.p.A. (ex-TMI) (public and private telecommunication services)	Rome (Italy)	EUR	200,000,00C	100.00		TELECOM ITALIA
· TELECOM ITALIA NETHERLANDS B.V. (telecommunications services)	Amsterdam (Holland)	EUR	18,200	100.00		TELECOM ITALIA SPARKLE
· TELECOM ITALIA OF NORTH AMERICA Inc. (telecommunications promotional services)	New York (USA)	USD	15,550,000	100.00		TELECOM ITALIA SPARKLE
· TELECOM ITALIA SPAIN S.L. UNIPERSONAL (telecommunications services)	Madrid (Spain)	EUR	703,111	100.00		TELECOM ITALIA SPARKLE
· TI BELGIUM S.P.R.L. - B.V.B.A (telecommunications services)	Brussels (Belgium)	EUR	3,000,000	100.00		TELECOM ITALIA SPARKLE
· TI FRANCE S.A.R.L. (telecommunications services)	Paris (France)	EUR	10,307,800	100.00		TELECOM ITALIA SPARKLE
· TI GERMANY GmbH (telecommunications services)	Frankfurt (Germany)	EUR	25,000	100.00		TELECOM ITALIA SPARKLE
· TI SWITZERLAND GmbH (telecommunications services)	Zürich (Switzerland)	CHF	2,000,000	100.00		TELECOM ITALIA SPARKLE
· TI Telecom Italia (Austria) Telekommunikationsdienste GmbH (telecommunications services)	Vienna (Austria)	EUR	1,835,000	100.00		TELECOM ITALIA SPARKLE
· TI UNITED KINGDOM Ltd (telecommunications services)	London (UK)	GBP	2,680,000	100.00		TELECOM ITALIA SPARKLE
· TMI TELEMEDIA INTERNATIONAL LUXEMBOURG S.A. (holding company)	Luxembourg	EUR	82,150,674.64	100.00 (*)		TELECOM ITALIA SPARKLE
· TMI TELEMEDIA INTERNATIONAL Ltd (telecommunications services)	London (UK)	USD	558,472,454	67.88 32.12		TMI TELEMEDIA INTERN. LUX. TELECOM ITALIA SPARKLE
· TELEMEDIA INTERNATIONAL USA Inc. (telecommunications services)	New Jersey (USA)	USD	119,022,889.68	100.00		TMI TELEMEDIA INTERN. Ltd

Mobile

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
TELECOM ITALIA MOBILE S.p.A. (mobile telecommunications)	Turin (Italy)	EUR	513,964,432.74	54.82 0.17	55.68 0.17	TELECOM ITALIA TELECOM ITALIA FINANCE
· TIM INTERNATIONAL N.V. (holding company)	Amsterdam (Holland)	EUR	555,427,000	100.00		TELECOM ITALIA MOBILE
· STET HELLAS TELECOMMUNICATIONS S.A. (mobile telephony services)	Athens (Greece)	EUR	126,453,694.4	81.40 0.13		TIM INTERNATIONAL TELECOM ITALIA FINANCE
· TIM BRASIL S.A. (holding company)	Saõ Paulo (Brazil)	BRL	4,760,522,987.04	100.00 (*)		TIM INTERNATIONAL
· BITEL PARTICIPACOES S.A. (holding company)	Rio de Janeiro (Brazil)	BRL	2,290,264,028	100.00 (*)		TIM BRASIL
· TELE CELULAR SUL PARTICIPACOES S.A. (holding company for operating companies providing mobile network services)	Curitiba (Brazil)	BRL	324,666,393.24	20.68 (*)	52.06	BITEL PARTICIPACOES
· TELEPAR CELULAR S.A. (mobile telephony operator)	Curitiba (Brazil)	BRL	912,839,704.66	80.79 (*)	90.19	TELE CELULAR SUL
· CTMR CELULAR S.A. (mobile telephony operator)	Pelotas (Brazil)	BRL	21,251,917.26	100.00 (*)		TELEPAR CELULAR
· TELESC CELULAR S.A. (mobile telephony operator)	Florianopolis (Brazil)	BRL	266,803,506.58	100.00 (*)		TELEPAR CELULAR
· TELE NORDESTE CELULAR PARTICIPACOES S.A. (holding company for operating companies providing mobile network services)	Recife (Brazil)	BRL	288,442,548.62	21.18 (*)	52.32	BITEL PARTICIPACOES
· TELASA CELULAR S.A. (mobile telephony operator)	Recife (Brazil)	BRL	33,970,730.02	78.78 (*)	97.31	TELE NORDESTE CELULAR
· TELECEARA' CELULAR S.A. (mobile telephony operator)	Fortaleza (Brazil)	BRL	148,484,134.39	79.99 (*)	86.00	TELE NORDESTE CELULAR
· TELEPISA CELULAR S.A. (mobile telephony operator)	Teresina (Brazil)	BRL	24,762,149.14	79.46 (*)	97.59	TELE NORDESTE CELULAR
· TELERN CELULAR S.A. (mobile telephony operator)	Natal (Brazil)	BRL	45,011,693.89	76.19 (*)	92.87	TELE NORDESTE CELULAR
· TELPA CELULAR S.A. (mobile telephony operator)	Joao Pessoa (Brazil)	BRL	43,164,229.17	71.85 (*)	94.87	TELE NORDESTE CELULAR

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
· TELPE CELULAR S.A. (mobile telephony operator)	Recife (Brazil)	BRL	125,620,727.74	78.68 (*)	95.16	TELE NORDESTE CELULAR
· STARCEL Ltda (call center services)	Saõ Paulo (Brazil)	BRL	30,000	100.00 (*)		TIM BRASIL
· TIM CELULAR S.A. (ex-PORTALE SAO PAULO S.A.) (mobile telephony operator)	Saõ Paulo (Brazil)	BRL	1,251,790,742	100.00 (*)		TIM BRASIL
· MAXITEL S.A. (mobile telephony operator)	Belo Horizonte (Brazil)	BRL	677,679,703	58.70 (*) 37.97 3.33	43.15 46.85 10.00	TIM INTERNATIONAL BITEL PARTICIPACOES TIM BRASIL
· TIMNET.COM S.A. (Internet services)	Rio de Janeiro (Brazil)	BRL	78,000,000	20.00 (*) 20.00 20.00 20.00 20.00		TIM INTERNATIONAL MAXITEL TELE NORDESTE CELULAR TELE CELULAR SUL TIM CELULAR
· TIMNET USA Inc. (mobile services)	New Jersey (USA)	USD	11,000,000	100.00		TIM INTERNATIONAL
· TIM PERU' S.A.C. (mobile telephony operator)	Lima (Perù)	PEN	1,337,542,452	100.00 (*)		TIM INTERNATIONAL
· CORPORACION DIGITEL C.A. (telecommunications services)	Caracas (Venezuela)	VEB	42,823,450,241	66.56		TIM INTERNATIONAL

South America

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
ENTEL CHILE S.A. (telecommunications services)	Santiago (Chile)	CLP	408,096,296,423	54.76		TELECOM ITALIA INTERNATIONAL
· AMERICATEL CENTROAMERICA S.A. (holding company)	Guatemala City (Guatemala)	USD	2,649,608	78.65		ENTEL CHILE
· AMERICATEL EL SALVADOR S.A. DE C.V. (telecommunications services)	San Salvador (El Salvador)	USD	1,143,572.24	15.00 85.00		ENTEL CHILE AMERICATEL CENTROAMERICA
· AMERICATEL GUATEMALA S.A. (telecommunications services)	Guatemala City (Guatemala)	GTQ	450,000	100.00		AMERICATEL CENTROAMERICA
· AMERICATEL HONDURAS S.A. (telecommunications services)	Tegucigalpa (Honduras)	HNL	500,000	100.00 (*)		AMERICATEL CENTROAMERICA
· ENTEL CALL CENTER S.A. (telecommunications services)	Santiago (Chile)	CLP	10,827,422,540	90.00 10.00		ENTEL CHILE ENTEL INVERSIONES
· ENTEL INTERNATIONAL B.V.I. Corp. (holding company)	Tortola (British Virgin Islands)	CLP	32,424,451,213	100.00		ENTEL CHILE
· AMERICATEL CORP. USA (telecommunications services)	Florida (USA)	USD	62,372,552.74	80.00		ENTEL INTERNATIONAL B.V.I.
· ENTEL USA HOLDING Inc. (holding company)	Florida (USA)	USD	1,000	100.00		ENTEL INTERNATIONAL B.V.I.
· AMERICASKY Corporation (telecommunications services)	Florida (USA)	USD	1,000	80.00 20.00		ENTEL USA HOLDING ENTEL INTERNATIONAL B.V.I.
· ENTEL INVERSIONES S.A. (holding company)	Santiago (Chile)	CLP	3,223,396,817	100.00 (*)		ENTEL CHILE
· AMERICATEL PERU' S.A. (telecommunications services)	Lima (Perù)	PEN	39,288,339.60	45.69 54.31		ENTEL CHILE ENTEL INVERSIONES
· ENTEL INVESTMENTS Inc. (holding company)	Tortola (British Virgin Islands)	USD	1,630	100.00		ENTEL CHILE
· ENTEL SERVICIOS TELEFONICOS S.A. (telecommunications services)	Santiago (Chile)	CLP	1,103,479,919	91.42 8.58		ENTEL CHILE ENTEL INVERSIONES
· ENTEL TELEFONIA LOCAL S.A. (local telecommunications services)	Santiago (Chile)	CLP	23,113,989,207	99.00 1.00		ENTEL CHILE ENTEL INVERSIONES
· CHILE WIRELESS S.A. (holding company)	Santiago (Chile)	CLP	116,128,205	99.00 1.00		ENTEL TELEFONIA LOCAL ENTEL INVERSIONES
· ENTEL TELEFONIA PERSONAL S.A. (holding company)	Santiago (Chile)	CLP	127,256,898,429	94.64 5.36		ENTEL CHILE ENTEL INVERSIONES
· EMPRESA DE RADIOCOMUNICACIONES INSTA BEEP Ltda (telecommunications services)	Santiago (Chile)	CLP	1,757,062,939	99.90		ENTEL TELEFONIA PERSONAL
· ENTEL PCS TELECOMUNICACIONES S.A. (mobile telecommunications services)	Santiago (Chile)	CLP	98,369,022,334	0.10 99.90		ENTEL CHILE ENTEL TELEFONIA PERSONAL
· ENTEL TELEFONIA MOVIL S.A. (mobile telecommunications services)	Santiago (Chile)	CLP	1,883,969,582	0.08 99.92		ENTEL CHILE ENTEL TELEFONIA PERSONAL
· MICARRIER TELECOMUNICACIONES S.A. (telecommunications services)	Santiago (Chile)	CLP	3,233,725,941	99.99 0.01		ENTEL CHILE ENTEL INVERSIONES

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
· ENTEL VENEZUELA C.A. (ex-ORBITEL VENEZUELA C.A.) (telecommunications services)	Caracas (Venezuela)	VEB	709,500,000	100.00		ENTEL CHILE
· RED DE TRANSACCIONES ELECTRONICAS S.A (telecommunications services)	Santiago (Chile)	CLP	1,629,756,041	93.76		ENTEL CHILE
· SATEL TELECOMUNICACIONES S.A. (telecommunications services)	Santiago (Chile)	CLP	2,779,689,356	99.90 0.10		ENTEL CHILE ENTEL INVERSIONES
ENTEL Empresa Nacional de Telecomunicaciones S.A. (telecommunications services)	La Paz (Bolivia)	BOB	1,280,898,800	50.00		ETI
· DATACOM S.A. (data transmission services)	La Paz (Bolivia)	BOB	56,938,200	99.99		ENTEL S.A.
TELECOM ITALIA AMERICA LATINA S.A. (telecommunications promotional services)	São Paulo (Brazil)	BRL	43,614,072	100.00		TELECOM ITALIA
Internet and Media						
SEAT PAGINE GIALLE S.p.A. (publishing and Internet services)	Milan (Italy)	EUR	341,183,511.30	53.21 2.03 0.02	53.5850 2.068 0.0171	TELECOM ITALIA TELECOM ITALIA FINANCE IT TELECOM
· ANNUARI ITALIANI S.p.A. (ex-KOMPASS ITALIA) (publishing of annuals and sale of telematic products)	Turin (Italy)	EUR	1,610,904.88	100.00		SEAT PAGINE GIALLE
· CIPI S.p.A. (personalized products for companies)	Milan (Italy)	EUR	1,200,000	60.00		SEAT PAGINE GIALLE
· CONSODATA S.A. (management and supply of data banks and market research)	Levallois Perret (France)	EUR	4,748,159.50	90.42		SEAT PAGINE GIALLE
· BCA FINANCES S.A. (analysis, management and marketing of data banks)	Lille (France)	EUR	107,100	100.00		CONSODATA S.A.
· BCA S.A. (analysis, management and marketing of data banks)	Lille (France)	EUR	80,000	17.00 83.00		CONSODATA S.A. BCA FINANCES
· CAL - CONSUMER ACCES Ltd (management and supply of data banks)	Kingston (UK)	GBP	200,000	100.00		CONSODATA S.A.
· CONSODATA UK Ltd (business information)	Kingston (UK)	GBP	2	100.00		CAL - CONSUMER ACCES
· CHINALOOP HOLDINGS (direct marketing)	Cayman Islands	USD	29,961.3	50.06		CONSODATA S.A.
· CHINALOOP (MAURITIUS) Co (direct marketing)	Port Louis (Mauritius)	USD	200	100.00		CHINALOOP HOLDINGS
· SHANGHAI CHINALOOP INFORMATION SERVICES (direct marketing)	Shanghai (China)	USD	1,730,000	100.00		CHINALOOP (MAURITIUS)
· CONSOBELGIUM S.A. (business information)	Brussels (Belgium)	EUR	62,500	100.00		CONSODATA S.A.
· CONSODATA ESPANA S.A. (business information)	Barcelona (Spain)	ESP	310,000,000	100.00		CONSODATA S.A.
· QUANTITATIVE MARKETING TECHNOLOGIES S.L. (direct marketing)	Barcelona (Spain)	EUR	13,113	70.00		CONSODATA ESPANA
· CONSODATA SOLUTIONS S.A. (data management)	Levallois Perret (France)	EUR	270,000	100.00		CONSODATA S.A.
· CONSODATA S.p.A. (services of direct marketing; creation, management and marketing of data bank)	Rome (Italy)	EUR	13,200,000	100.00		CONSODATA S.A.
· CONSODATA MARKETING INTELLIGENCE S.r.l. (ex-DOMINO RESEARCH S.r.l.) (data processing geomarketing sector)	Milan (Italy)	EUR	46,400	96.00		CONSODATA S.p.A.
· DWI S.p.A. (design, software realization)	Verona (Italy)	EUR	500,000	51.00		CONSODATA S.p.A.
· FINANZA E GESTIONE S.r.l. (creation, management and trading of data banks for the banking sector)	Milan (Italy)	EUR	77,450	100.00		CONSODATA S.p.A.
· PUBBLIBABY S.p.A. (design, management and marketing of native sector data bank)	Cusago (Milan, Italy)	EUR	100,000	100.00		CONSODATA S.p.A.
· MEDIA PRISME S.A. (analysis, management and marketing of data banks)	Levallois Perret (France)	EUR	40,000	50.00 50.00		CONSODATA S.A. BCA FINANCES
· MEDIA PRISME ESPAGNE S.A. (direct marketing)	Madrid (Spain)	EUR	30,490	100.00		MEDIA PRISME
· MP LIST S.A. (analysis, management and marketing of data banks)	Brussels (Belgium)	FB	750,000	100.00		MEDIA PRISME
· CONSODATA GROUP Ltd (management and supply of data banks)	London (UK)	GBP	25,146,140	99.996 0.004		SEAT PAGINE GIALLE CAL - CONSUMER ACCES
· NETCREATIONS Inc. (management of the license regarding the software products of Netex Ltd)	New York (USA)	USD	1	100.00		CONSODATA GROUP

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
- PAN-ADRESS DIREKTMARKETING VERWALTUNG GmbH (direct marketing)	Munich (Germany)	EUR	25,000	100.00		CONSODATA GROUP
- PAN-ADRESS DIREKTMARKETING & Co. KG (direct marketing)	Munich (Germany)	DEM	2,040,000	100.00		CONSODATA GROUP
- CONSODATA DEUTSCHLAND GmbH (in liquidation) (direct marketing)	Munich (Germany)	DEM	50,000	100.00		PAN-ADRESS DIREKTMARK. & Co. KG
- CONSODATA MARKETING INTELLIGENCE GmbH (direct marketing)	Munich (Germany)	EUR	25,000	100.00		PAN-ADRESS DIREKTMARK. & Co. KG
- MEDIPLAN GmbH (in liquidation) (direct marketing)	Munich (Germany)	EUR	26,000	100.00		PAN-ADRESS DIREKTMARK. & Co. KG
- DATABANK S.p.A. (marketing)	Milan (Italy)	EUR	937,300	93.465		SEAT PAGINE GIALLE
- DBK S.A. (marketing)	Madrid (Spain)	EUR	99,000	99.99		DATABANK S.p.A.
- EUREDIT S.A. (realization, promotion and marketing of European "Europages" product annual)	Paris (France)	EUR	2,800,000	93.562		SEAT PAGINE GIALLE
- FINANZIARIA WEB S.p.A. (financing)	Turin (Italy)	EUR	9,606,073.50	60.00		SEAT PAGINE GIALLE
- MATRIX S.p.A (Internet services)	Milan (Italy)	EUR	1,100,000	0.70 66.00 33.30		SEAT PAGINE GIALLE FINANZIARIA WEB N.V. VERTICO
- FREE FINANCE S.p.A (Internet loans for the real estate market)	Milan (Italy)	EUR	148,102	100.00		MATRIX
- WEBNEXT S.r.l. (ex-XOOM.it S.p.A.) (in liquidation) (development and management of virtual communities)	Milan (Italy)	EUR	100,000	100.00		MATRIX
- FINSATEL S.r.l. (in liquidation) (holding company)	Turin (Italy)	EUR	10,000	100.00		SEAT PAGINE GIALLE
- GIALLO PROFESSIONAL PUBLISHING S.p.A. (publishing, typographic and graphic marketing, advertising)	Turin (Italy)	EUR	1,000,000	100.00		SEAT PAGINE GIALLE
- GRUPPO EDITORIALE FAENZA EDITRICE S.p.A. (publishing house)	Faenza (Ravenna, Italy)	EUR	260,000	60.00		GIALLO PROFESSIONAL PUBLISHING
- FAENZA EDITRICE IBERICA S.L. (publishing house also on behalf of third parties)	Castellon de La Plana (Spain)	EUR	3,005.50	100.00		GRUPPO EDITORIALE FAENZA EDITRICE
- FAENZA EDITRICE DO BRASIL Ltda (publishing house also on behalf of third parties)	Saõ Paulo (Brazil)	BRL	133,169	91.00 9.00		GRUPPO EDITORIALE FAENZA EDITRICE FAENZA EDITRICE IBERICA
- PROMO ADVERTISING S.r.l. (acquisition of advertising on behalf of magazines, TV and multimedia broadcasting)	Faenza (Ravenna, Italy)	EUR	10,320	100.00		GRUPPO EDITORIALE FAENZA EDITRICE
- GRUPPO EDITORIALE JCE S.p.A. (publishing house)	Cinisello Balsamo (Milan, Italy)	EUR	1,032,800	65.00		GIALLO PROFESSIONAL PUBLISHING
- QUASAR E ASSOCIATI S.r.l. (multimedia publishers)	Milan (Italy)	EUR	20,408	51.00		GIALLO PROFESSIONAL PUBLISHING
- EDITORIALE QUASAR S.r.l. (publishing house and advertising agency)	Milan (Italy)	EUR	10,000	100.00		QUASAR E ASSOCIATI
- TTG ITALIA S.p.A. (publishing house for the tourist market)	Turin (Italy)	EUR	100,000	98.00		GIALLO PROFESSIONAL PUBLISHING
- GIALLO VOICE S.p.A. (teleselling, telemarketing, call centers and marketing)	Turin (Italy)	EUR	1,000,000	100.00		SEAT PAGINE GIALLE
- DMR S.r.l. (call center services)	Turin (Italy)	EUR	10,500	100.00		GIALLO VOICE
- OPS S.r.l. (call center services)	Milan (Italy)	EUR	10,200	66.00		GIALLO VOICE
- TELEPROFESSIONAL S.r.l. (call center services)	Monza (Milan, Italy)	EUR	52,000	66.00		GIALLO VOICE
- GRUPPO BUFFETTI S.p.A. (supply of products regarding the paper industry, printing and publishing)	Rome (Italy)	EUR	11,817,000	100.00		SEAT PAGINE GIALLE
- OFFICE AUTOMATION PRODUCTS S.p.A. (wholesale magnetic support sales)	Lecco (Italy)	EUR	774,000	84.00		GRUPPO BUFFETTI
- IS PRODUCTS S.p.A. (marketing of office automation)	Lecco (Italy)	EUR	9,360,000	27.78 72.22		GRUPPO BUFFETTI OFFICE AUTOMATION PRODUCTS
- INCAS PRODUCTIONS S.r.l. (wholesale production and marketing of office consumable products)	Venaria Reale (Turin, Italy)	EUR	510,000	100.00		OFFICE AUTOMATION PRODUCTS
- PBS PROFESSIONAL BUSINESS SOFTWARE S.p.A. (production and marketing of business software)	Rome (Italy)	EUR	127,500	100.00		GRUPPO BUFFETTI
- SK DIRECT S.r.l. (graphic arts)	Rome (Italy)	EUR	5,522,920	58.37 41.63		GRUPPO BUFFETTI OFFICE AUTOMATION PRODUCTS

JJ 00335

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
· HOLDING MEDIA E COMUNICAZIONE H.M.C. S.p.A. (production, marketing on TV and press)	Rome (Italy)	EUR	5,064,000	100.00		SEAT PAGINE GIALLE
· GLOBO EUROPA B.V. (in liquidation) (services and operations in the field of radio and TV broadcasting)	Amsterdam (Holland)	EUR	181,512.09	100.00		HOLDING MEDIA E COMUNICAZIONE H.M.C.
· HOLDING MEDIA E COMUNICAZIONE PUBBLICITA' S.r.l. (in liquidation) (purchase and sale of advertising spaces and management of advertising in the field of radio and TV broadcasting)	Rome (Italy)	EUR	516,500	100.00		HOLDING MEDIA E COMUNICAZIONE H.M.C.
· TV INTERNAZIONALE S.p.A. (purchase, management and maintenance of technical transmission systems for audio and video broadcasting)	Rome (Italy)	EUR	6,200,000	100.00		HOLDING MEDIA E COMUNICAZIONE H.M.C.
· BEIGUA S.r.l. (purchase, management and maintenance of installation for the repair and distribution of radio and TV broadcasting)	Rome (Italy)	EUR	51,480	51.00		TV INTERNAZIONALE
· GIAROLO S.r.l. (purchase, management and maintenance of installation for the repair and distribution of radio and TV broadcasting)	Rome (Italy)	EUR	50,490	75.50		TV INTERNAZIONALE
· MTV ITALIA S.r.l. (services in the field of radio and TV broadcasting, production and sale of radio, TV and cinema programs)	Rome (Italy)	EUR	12,151,928	51.00		TV INTERNAZIONALE
· MTV PUBBLICITA' S.r.l. (advertising agency)	Milan (Italy)	EUR	10,400	100.00		MTV ITALIA
· TDL INFOMEDIA Ltd (holding company)	Hampshire (UK)	GBP	139,524.78	99.73		SEAT PAGINE GIALLE
· MYBLUECAT.COM Ltd (in liquidation) (supply of services)	Hampshire (UK)	GBP	2	100.00		TDL INFOMEDIA
· TDL INFOMEDIA FINANCE Ltd (holding company)	Hampshire (UK)	GBP	9,734.09	100.00		TDL INFOMEDIA
· TDL INFOMEDIA HOLDINGS Plc (holding company)	Hampshire (UK)	GBP	397,126.43	100.00		TDL INFOMEDIA FINANCE
· TDL INFOMEDIA GROUP Plc (holding company)	Hampshire (UK)	GBP	624,576.64	100.00		TDL INFOMEDIA HOLDINGS
· TDL GROUP Ltd (holding company)	Hampshire (UK)	GBP	89,864.25	100.00		TDL INFOMEDIA GROUP
· THOMSON DIRECTORIES Ltd (publishing and marketing directories)	Hampshire (UK)	GBP	1,340,000	100.00		TDL GROUP
· THOMSON DIRECTORIES PENSION COMPANY Ltd (management of Thomson Directories Pension fund)	Hampshire (UK)	GBP	2	100.00		THOMSON DIRECTORIES
· TDL INVESTMENTS B.V. (in liquidation) (supply of services)	Rotterdam (Holland)	EUR	20,000	100.00		TDL INFOMEDIA
· TELEGATE HOLDING GmbH (holding company)	Martinsried (Germany)	EUR	26,076	100.00		SEAT PAGINE GIALLE
· TELEGATE A.G. (call center services)	Martinsried (Germany)	EUR	20,944,355	16.46 61.98		SEAT PAGINE GIALLE TELEGATE HOLDING
· 118866 Ltd (ex-TELEGATE Ltd) (call center services)	London (UK)	GBP	1	100.00		TELEGATE A.G.
· ARSMOVENDI.COM A.G. (in liquidation) (Internet services)	Munich (Germany)	EUR	150,000	100.00		TELEGATE A.G.
· TRAVELGATE BUSINESS GmbH (in liquidation) (business tour operator)	Munich (Germany)	EUR	25,000	100.00		ARSMOVENDI .COM
· DATAGATE GmbH (call center)	Martinsried (Germany)	EUR	25,000	100.00		TELEGATE A.G.
· KIMTRAVEL CONSULTING A.G. (in liquidation) (Internet services)	Munich (Germany)	EUR	69,493	100.00		TELEGATE A.G.
· TELEGATE AKADEMIE GmbH (training center for employees of call centers)	Rostock (Germany)	EUR	25,000	100.00		TELEGATE A.G.
· TELEGATE ANKLAM GmbH (Internet services)	Anklam (Germany)	EUR	51,129	100.00		TELEGATE A.G.
· 11880.com GmbH (call center services)	Martinsried (Germany)	EUR	25,000	100.00		TELEGATE ANKLAM
· MOBILSAFE A.G. (in liquidation) (Internet services)	Meerbusch (Germany)	EUR	150,000	100.00		TELEGATE ANKLAM
· TELEGATE ESPANA S.A. (call center services)	Madrid (Spain)	EUR	3,061,000	100.00		TELEGATE A.G.
· TELEGATE GmbH (call center services)	Vienna (Austria)	EUR	35,000	100.00		TELEGATE A.G.
· TELEGATE Inc. (call center services)	Texas (USA)	USD	10,000,010	100.00		TELEGATE A.G.

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
- TELEGATE ITALIA S.r.l. (call center services)	Milan (Italy)	EUR	129,000	100.00		TELEGATE A.G.
- TGT HOLDING B.V. (in liquidation) (holding company)	Schiphol (Holland)	EUR	18,200	100.00		TELEGATE A.G.

Information Technology Market

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
FINSIEL - Consulenza e Applicazioni Informatiche S.p.A. (conception and implementation of projects in information technology applications)	Rome (Italy)	EUR	59,982,384.60	77.92 0.63		TELECOM ITALIA FINSIEL
- AGRISIAN - Consulenza e Servizi per l'Agricoltura S.C.p.A. (consulting and services in favor of agriculture)	Rome (Italy)	EUR	10,330,000	50.86		FINSIEL
- ASPASIEL S.r.l. (information systems)	Rome (Italy)	EUR	260,000	50.00	51.00	FINSIEL
- BANKSIEL - Società di informatica e Organizzazione p.A. (design, installation, operation and maintenance of information systems for bank and insurance companies)	Milan (Italy)	EUR	10,400,000	55.50		FINSIEL
- CARISIEL Sistemi Informativi Elettronici per il Settore Creditizio e Finanziario S.p.A. (electronic information systems for banking and financial industry)	Rende (Cosenza, Italy)	EUR	769,585	2.00 98.00		FINSIEL BANKSIEL
- CENTROSIEL S.p.A. (information systems)	Milan (Italy)	EUR	516,600	47.00	51.00	BANKSIEL
- EIS - Elettronica Ingegneria Sistemi S.p.A. (design, installation, operation and maintenance of sophisticated electronic systems)	Rome (Italy)	EUR	5,165,000	100.00		FINSIEL
- FINSIEL ROMANIA S.r.l. (information systems)	Bucharest (Rumania)	ROL	11,841,500,000	90.53		FINSIEL
- INSIEL - Informatica per il Sistema degli Enti Locali S.p.A. (information systems)	Trieste (Italy)	EUR	7,755,000	52.00		FINSIEL
- VENIS - VENEZIA INFORMATICA E SISTEMI S.p.A. (information systems for the municipality of Venice and other public entities)	Venice (Italy)	EUR	1,549,500	20.40 30.60		FINSIEL INSIEL
- INTERSIEL - Società Interregionale Sistemi Informativi Elettronici S.p.A. (design, installation, operation and maintenance of information systems)	Rende (Cosenza, Italy)	EUR	1,033,000	100.00		FINSIEL
- KREMESIEL - Società Sarda di Informatica S.p.A. (information systems)	Sassari (Italy)	EUR	2,582,300	41.00 10.00		FINSIEL INSIEL
- TELE SISTEMI FERROVIARI S.p.A. (information systems)	Rome (Italy)	EUR	77,003,669.54	61.00		FINSIEL
- WEBRED S.p.A. (information systems)	Perugia (Italy)	EUR	1,560,000	51.00		FINSIEL

Information Technology Group

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
IT TELECOM S.p.A. (information and communication technology)	Rome (Italy)	EUR	96,853,000	100.00		TELECOM ITALIA
- NETIKOS S.p.A. (information systems)	Rome (Italy)	EUR	13,416,000	100.00		IT TELECOM
- NETIKOS FINLAND OY (development of wireless solutions)	Helsinki (Finland)	EUR	10,700	100.00		NETIKOS
- SODALIA NORTH AMERICA Inc. (telecommunications software)	Virginia (USA)	USD	700,000	100.00		IT TELECOM
- EUSTEMA S.p.A. (design, research, development and marketing of software, information and online systems)	Rome (Italy)	EUR	312,000	67.33		IT TELECOM
- *TECO SOFT ARGENTINA S.A.* (design, realization and sale of software)	Buenos Aires (Argentina)	ARS	*12,000*	*100.00 (*)*		*IT TELECOM*
- TELESOFT HELLAS S.A. (telecommunications software)	Athens (Greece)	EUR	489,000	100.00		IT TELECOM
- TELESOFT RUSSIA ZAO (telecommunications software)	Moscow (Russia)	RUB	1,592,000	75.00		IT TELECOM
- WEBEGG S.p.A. (e-business solutions)	Milan (Italy)	EUR	33,107,160	69.80 30.20		IT TELECOM FINSIEL
- TELEAP S.p.A. (software applications, architecture)	Ivrea (Turin, Italy)	EUR	1,560,000	100.00		WEBEGG
- OLIVE S.p.A. (international training)	Turin (Italy)	EUR	10,000	100.00		WEBEGG
- DOMUS ACCADEMY S.p.A. (design research)	Milan (Italy)	EUR	140,000	67.33		WEBEGG

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
- W.P. WINNER PROJECT B. V. (software applications)	Rotterdam (Holland)	EUR	18,152	100.00		WEBEGG
- SOFTWARE FACTORY S.p.A. (software applications)	Milan (Italy)	EUR	1,500,000	100.00		W.P. WINNER PROJECT
TELECOM ITALIA LAB S.p.A. (studies, research and venture capital in telecommunications and electronics)	Turin (Italy)	EUR	27,455,000	100.00		TELECOM ITALIA
- LOQUENDO - SOCIETA' PER AZIONI (research, development and marketing of technologies and equipment regarding voice recognition and interaction)	Turin (Italy)	EUR	3,573,741	99.99		TELECOM ITALIA LAB S.p.A.
- TELECOM ITALIA LAB GENERAL PARTNER S.A. (holding company)	Luxembourg	USD	30,000	99.97 0.03		TELECOM ITALIA LAB S.p.A. TELECOM ITALIA FINANCE
- TELECOM ITALIA LAB S.A. (holding company)	Luxembourg	USD	25,894,360	99.99 0.01		TELECOM ITALIA LAB S.p.A. TELECOM ITALIA FINANCE
- TELECOM ITALIA LAB B.V. (holding company)	Amsterdam (Holland)	EUR	18,655	100.00		TELECOM ITALIA LAB S.A.
- TELSY Elettronica e Telecomunicazioni S.p.A. (manufacturing and sale of systems for encrypted telecommunications)	Turin (Italy)	EUR	390,000	100.00		TELECOM ITALIA LAB S.p.A.
Other operations						
EMSA Servizi S.p.A. (ex-CONSULTEL S.p.A.) (real estate management)	Rome (Italy)	EUR	5,000,000	100.00		TELECOM ITALIA
EPICLINK S.p.A. (telecommunication services)	Segrate (Milan, Italy)	EUR	12,500,000	86.00		TELECOM ITALIA
IN.TEL.AUDIT S.c.a r.l. (internal auditing for the Telecom Italia Group)	Milan (Italy)	EUR	2,750,000	54.55 18.18 18.18		TELECOM ITALIA SEAT PAGINE GIALLE TELECOM ITALIA MOBILE
NETESI S.p.A. (telecommunication and multimedia services)	Milan (Italy)	EUR	14,744,573	100.00		TELECOM ITALIA
SAIAT- Società Attività Intermedie Ausiliarie Telecomunicazioni p.A. (financing)	Turin (Italy)	EUR	35,745,120	100.00		TELECOM ITALIA
TELECOM ITALIA LEARNING SERVICES S.p.A. (ex-SSGRR) (professional training)	L'Aquila (Italy)	EUR	1,560,000	100.00		TELECOM ITALIA
- TELECOM ITALIA LEARNING SERVICES DO BRASIL Ltda (ex-CONSIEL DO BRASIL) (consulting and information systems)	Saõ Paulo (Brazil)	BRL	174,040	100.00 (*)		TELECOM ITALIA LEARNING SERVICES
TECNO SERVIZI MOBILI S.r.l. (real estate management)	Rome (Italy)	EUR	26,000	51.00		TELECOM ITALIA
TELECOM ITALIA INTERNATIONAL N.V. (ex-STET INTERNATIONAL NETHERLANDS N.V.) (holding company)	Amsterdam (Holland)	EUR	2,399,483,300	100.00		TELECOM ITALIA
- BBNED N.V. (telecommunications services)	Amsterdam (Holland)	EUR	82,425,000	97.56		TELECOM ITALIA INTERNATIONAL
- BBEYOND B.V. (telecommunications services)	Amsterdam (Holland)	EUR	18,000	100.00		BBNED
- ICH – International Communication Holding N.V. (holding company)	Amsterdam (Holland)	EUR	50,000	100.00		TELECOM ITALIA INTERNATIONAL
- ETI – Euro Telecom International N.V. (holding company)	Amsterdam (Holland)	EUR	50,050	100.00		ICH
TELECOM ITALIA FINANCE S.A. (ex-TI WEB) (holding company)	Luxembourg	EUR	869,162,615	100.00 (*)		TELECOM ITALIA
- ISM S.r.l. (holding company)	Turin (Italy)	EUR	10,000	100.00		TELECOM ITALIA FINANCE
- N.V. VERTICO (holding company)	Brussels (Belgium)	EUR	3,533,781	99.99 0.01		ISM TELECOM ITALIA FINANCE
- TELSI Ltd (holding company)	London (UK)	EUR	603,565,000	100.00 (*)		TELECOM ITALIA FINANCE
TELE PAY ROLL SERVICES S.p.A. (information systems for payroll services)	Rome (Italy)	EUR	2,840,000	100.00		TELECOM ITALIA

(*) The percentage of ownership includes Ordinary Shares/Quotas held by members of the Board of Directors/Managers, as requested by local laws in order to take the post of Director /Manager, or held by Fiduciaries.

LIST OF COMPANIES CONSOLIDATED BY THE EQUITY METHOD

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
SUBSIDIARIES						
EDOTEL S.p.A. (holding company)	Turin (Italy)	EUR	15,080,541.90	60.00 40.00		TELECOM ITALIA TELECOM ITALIA MOBILE
EURO DATACOM Ltd (telecommunications services)	Huddersfield (UK)	GBP	306,666	100.00		TMI TELEMEDIA INTERN. Ltd
GOALLARS B.V. (management of an Internet site)	Amsterdam (Holland)	EUR	100,000	55.00		MATRIX
TELECOM ITALIA CAPITAL S.A. (financing)	Luxembourg	EUR	2,336,000	99.999 0.001		TELECOM ITALIA TELECOM ITALIA FINANCE
TELECOM MEDIA INTERNATIONAL ITALY-CANADA Inc. (telecommunications services)	Montreal (Canada)	CAD	952,100	100.00		TMI TELEMEDIA INTERN. Ltd
TELEFONIA MOBILE SAMMARINESE S.p.A. (mobile telecommunications)	Republic of San Marino	EUR	78,000	51.00		INTELCOM S.MARINO
THINX-SM TELEHOUSE INTERNET EXCHANGE S.A. (housing and hosting)	Republic of San Marino	EUR	870,000	100.00		INTELCOM S.MARINO
TMI TELEMEDIA INTERNATIONAL DO BRASIL Ltda (telecommunications services)	Saõ Paulo (Brazil)	BRL	2,443,217	100.00 (*)		TMI TELEMEDIA INTERN. Ltd
ZDNET ITALIA S.p.A. (creation and management of Internet sites)	Milan (Italy)	EUR	400,000	51.00		MATRIX
AFFILIATED COMPANIES						
ASCAI SERVIZI S.r.l. (promotion of communications strategies and process)	Rome (Italy)	EUR	73,336.84	35.21		SAIAT
BROAD BAND SERVICE S.A. (production and sales of multimedia services)	Republic of San Marino	EUR	258,000	20.00 20.00		INTELCOM S.MARINO STREAM
BUENAVENTURA S.A. (telecommunications services)	Santiago (Chile)	CLP	1,841,258,210	50.00		ENTEL TELEFONIA PERSONAL
CABLE INSIGNIA S.A. (telecommunications services)	Asuncion (Paraguay)	PYG	1,000,000,000	75.00		TELECOM PERSONAL
CARTESIA-CARTOGRAFIA DIGITALE S.p.A. (design, realization, marketing of numeric cartography)	Rome (Italy)	EUR	1,032,800	50.00		TELECOM ITALIA
CYGENT Inc. (development and sale of software)	California (USA)	USD	52,273,000	25.21		TELECOM ITALIA LAB B.V.
DATASIEL – Sistemi e Tecnologie di Informatica S.p.A. (data processing products and services for public administration agencies, institutions and enterprises under Ligurian Regional Law n. 17/85)	Genoa (Italy)	EUR	2,582,500	49.00		FINSIEL
DISCOVERITALIA S.p.A. (communication services)	Novara (Italy)	EUR	5,160,000	25.00		SEAT PAGINE GIALLE
EISYS S.p.A. (information systems)	Rome (Italy)	EUR	619,200	25.00		EIS
ESRI ITALIA S.p.A. (development and distribution of services based on the GIS - "Geographical Information Systems" technology)	Rome (Italy)	EUR	500,000	49.00		SEAT PAGINE GIALLE
ETEC S.A. – Empresa de Telecomunicaciones de Cuba S.A. (telecommunications services)	La Habana (Cuba)	USD	1,441,900,000	29.29		TELECOM ITALIA INTERNATIONAL
EURODIRECTORY S.A. (holding company of the publishers of the Kompass directories)	Luxembourg	EUR	1,625,320	50.00		SEAT PAGINE GIALLE
GARAGE S.r.l. (multimedia and cinema broadcasting)	Milan (Italy)	EUR	49,400	35.00		WEBEGG
GLB SERVICOS INTERATIVOS S.A. (Internet services)	Rio de Janeiro (Brazil)	BRL	182,732,615	28.57		TELECOM ITALIA FINANCE
GO TO WEB S.p.A. (web-based software solutions)	Ivrea (Turin, Italy)	EUR	3,719,764	20.00		WEBEGG
GOLDEN LINES INTERNATIONAL COMMUNICATIONS SERVICES Ltd (long distance telephony services)	Ramat Gan (Israel)	ILS	3,000,000	26.40		TELECOM ITALIA INTERNATIONAL
ICOM Inc. (development of data bank and Internet market place)	Toronto (Canada)	CAD	203.09	40.00		NETCREATIONS

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
IM.SER S.p.A. (real estate management)	Rome (Italy)	EUR	1,315,800	40.00		TELECOM ITALIA
IS TIM TELEKOMUNIKASYON HIZMETLERI A.S. (mobile telephony operator)	Istanbul (Turkey)	TRL	545,000,000,000,000	49.00		TIM INTERNATIONAL
ISCE Investor in Sapient & Cuneo Europe S.A. (consulting)	Luxembourg	EUR	4,334,400	25.00		SEAT PAGINE GIALLE
ITALCOM S.p.A. (multimedia systems and devices)	Milan (Italy)	EUR	103,200	100.00		ITALTEL S.p.A.
ITALDATA S.p.A. (solutions and services for the web economy)	Avellino (Italy)	EUR	3,096,000	100.00		SIEMENS INFORMATICA
ITALTEL A.O. (telecommunications systems)	Saint Petersburg (Russia)	RUB	20,000	100.00		ITALTEL B.V.
ITALTEL ARGENTINA S.A. (telecommunications systems)	Buenos Aires (Argentina)	ARS	600,000	96.00 4.00		ITALTEL B.V. ITALTEL S.p.A.
ITALTEL B.V. (trading and financial company)	Amsterdam (Holland)	EUR	6,000,000	100.00		ITALTEL S.p.A.
ITALTEL BRASIL Ltda (trading company)	Saõ Paulo (Brazil)	BRL	2,018,302	51.44 48.56		ITALTEL S.p.A. ITALTEL B.V.
ITALTEL CERM PALERMO S.c.p.a. (research)	Palermo (Italy)	EUR	2,125,000	90.00 10.00		ITALTEL S.p.A. TELECOM ITALIA LAB S.p.A.
ITALTEL DE CHILE S.A. (telecommunications systems)	Santiago (Chile)	CLP	46,789,237	90.00 10.00		ITALTEL B.V. ITALTEL S.p.A.
ITALTEL DEUTSCHLAND GmbH (trading company)	Dusseldorf (Germany)	EUR	40,000	60.00 40.00		ITALTEL HOLDING ITALTEL B.V.
ITALTEL FRANCE S.a.s. (trading company)	Issy (France)	EUR	40,000	100.00		ITALTEL HOLDING
ITALTEL HOLDING S.p.A. (holding company)	Milan (Italy)	EUR	115,371,464	19.39		TELECOM ITALIA FINANCE
ITALTEL Inc. (trading company)	Delaware (USA)	USD	1,000	60.00 40.00		ITALTEL HOLDING ITALTEL B.V.
ITALTEL KENYA Ltd (telecommunications systems)	Nairobi (Kenya)	KES	500,000	99.98 0.02		ITALTEL B.V. ITALTEL S.p.A.
ITALTEL NIGERIA Ltd (telecommunications systems)	Lagos (Nigeria)	NGN	2,000,000	99.99 0.01		ITALTEL B.V. ITALTEL S.p.A.
ITALTEL S.A. (telecommunications systems)	Madrid (Spain)	EUR	4,056,750	100.00		ITALTEL B.V.
ITALTEL S.p.A. (telecommunications systems)	Milan (Italy)	EUR	196,830,400	100.00		ITALTEL HOLDING
ITALTEL UK Ltd (trading company)	Staines (UK)	GBP	26,000	60.00 40.00		ITALTEL HOLDING ITALTEL B.V.
L'UFFICIO MODERNO S.r.l. (sale of books and office supplies)	Florence (Italy)	EUR	10,400	15.00 15.00		GRUPPO BUFFETTI IL CENTRO CONTABILE
MARCAM ITALY S.r.l. (services for automatic data management)	Milan (Italy)	EUR	92,962	99.00		PRAXIS CALCOLO
MESNIL HOLDING S.A. (holding company)	Luxembourg	EUR	78,000	99.99		ISCE
MIA ECONOMIA.com S.r.l. (publishing in the field of personal finance)	Milan (Italy)	EUR	1,500,000	30.00		MATRIX
MICRO SISTEMAS S.A. (telecommunications services)	Buenos Aires (Argentina)	ARS	210,000	99.99 0.01		TELECOM ARGENTINA STET-FRANCE TELECOM PUBLICOM
MIRROR INTERNATIONAL HOLDING S.a.r.l. (holding company)	Luxembourg	EUR	250,000	30.00		TELECOM ITALIA
MIRROR INTERNATIONAL GmbH (holding company)	Frankfurt (Germany)	EUR	25,000	100.00		MIRROR INTERN. HOLDING
MOVENDA S.p.A. (technological platforms for the development of mobile Internet services)	Rome (Italy)	EUR	133,333	25.00		TELECOM ITALIA LAB B.V.
NETCO REDES S.A. (provider of telecommunications infrastructures)	Madrid (Spain)	EUR	6,038,248	30.00		TELECOM ITALIA INTERNATIONAL
NORDCOM S.p.A. (application service provider)	Milan (Italy)	EUR	5,000,000	42.00		TELECOM ITALIA
NORTEL INVERSORA S.A. (holding company)	Buenos Aires (Argentina)	ARS	78,633,050	22.03 11.86	32.50 17.50	TELECOM ITALIA TELECOM ITALIA INTERNATIONAL
NUCLEO S.A. (telecommunications services)	Asuncion (Paraguay)	PYG	175,200,000,000	67.50		TELECOM PERSONAL
PRAXIS CALCOLO S.p.A. (technical and organizational services for automatic data management)	Milan (Italy)	EUR	1,056,000	22.50		FINSIEL
PUBLICOM S.A. (telecommunications services)	Buenos Aires (Argentina)	ARS	16,000,000	99.99 0.01		TELECOM ARGENTINA STET-FRANCE TELECOM NORTEL INVERSORA
SIEMENS INFORMATICA S.p.A.	Milan	EUR	6,192,000	49.00		TELECOM ITALIA

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
(sale of innovating solutions in the field of electronic and mobile business)	(Italy)					
SIOSISTEMI S.p.A. (systems networking with special emphasis on the design of LAN and WAN systems and related hardware support systems)	Brescia (Italy)	EUR	260,000	40.00		TELECOM ITALIA LAB S.p.A.
SISPI S.p.A. (information systems for the municipality of Palermo and other private and public entities)	Palermo (Italy)	EUR	2,066,000	49.00		FINSIEL
SITEBA SISTEMI TELEMATICI BANCARI S.p.A. (support services for payments systems)	Milan (Italy)	EUR	2,600,000	30.00		TELECOM ITALIA
SITECNIKA S.p.A. (IT multivendor services)	Milan (Italy)	EUR	143,000	100.00		SIEMENS INFORMATICA
SITEKNE S.p.A. (furnishing of resources in the field of ITC-Information Technology Communication solutions)	Rome (Italy)	EUR	103,200	100.00		SIEMENS INFORMATICA
SOGEI SERVIZI INNOVATIVI E TECNOLOGICI S.p.A. (development of business enterprises in the field of ITC and technological information)	Rome (Italy)	EUR	100,000	49.00		FINSIEL
STREAM S.p.A. (multimedia services)	Rome (Italy)	EUR	302,399,080	50.00		TELECOM ITALIA
TELECOM ARGENTINA STET-FRANCE TELECOM S.A. (telecommunications services)	Buenos Aires (Argentina)	ARS	984,380,978	54.74		NORTEL INVERSORA
TELECOM ARGENTINA USA Inc. (telecommunications services)	Delaware (USA)	USD	249,873	100.00		TELECOM ARGENTINA STET-FRANCE TELECOM
TELECOM PERSONAL S.A. (telecommunications services)	Buenos Aires (Argentina)	ARS	310,514,481	99.99 0.01		TELECOM ARGENTINA STET-FRANCE TELECOM PUBLICOM
TELEGONO S.r.l. (real estate management)	Rome (Italy)	EUR	1,000,000	40.00		TELECOM ITALIA
TELEKOM AUSTRIA A.G. (wireline telephony)	Vienna (Austria)	EUR	1,090,500,000	14.78		TELECOM ITALIA INTERNATIONAL
TELEKOM SRBIJA a.d. (telecommunications services)	Belgrade (Serbia)	YUM	10,800,000,000	29.00		TELECOM ITALIA INTERNATIONAL
TELELEASING - Leasing di Telecomunicazioni e Generale S.p.A. (financial leasing of real estate and other assets)	Milan (Italy)	EUR	9,500,000	20.00		SAIAT
TIGLIO I S.r.l. (real estate management)	Milan (Italy)	EUR	5,255,704	36.85 2.10		TELECOM ITALIA SEAT PAGINE GIALLE
TIGLIO II S.r.l. (real estate management)	Milan (Italy)	EUR	14,185,288	49.47		TELECOM ITALIA
USABLENET Inc. (development of software for the analysis of web site usability)	Delaware (USA)	USD	1	20.00		TELECOM ITALIA LAB B.V.
VIRTUALSELF Ltd. (development and sale of internet services based on a technology for the linguistic analysis for the research of contents)	Ramat Gan (Israel)	ILS	4,749	38.70		TELECOM ITALIA LAB B.V.

(*) The percentage of ownership includes Ordinary Shares/Quotas held by members of the Board of Directors/Managers, as requested by local laws in order to take the post of Director /Manager, or held by Fiduciaries.

JJ 00341

LIST OF OTHER SUBSIDIARIES AND AFFILIATED COMPANIES

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
SUBSIDIARIES						
ARTES S.r.l. (in liquidation) (telecommunications services)	Rome (Italy)	EUR	10,000	100.00		HOLDING MEDIA E COMUNICAZIONE HMC
BUFFETTI S.r.l. (in liquidation) (sale of books and office supplies)	Rome (Italy)	EUR	10,000	100.00		GRUPPO BUFFETTI
CABESTAN S.A. (in liquidation) (software design)	Suresnes (France)	FRF	250,000	100.00		CONSODATA S.A.
CONSODATA INTERACTIVE S.A. (in liquidation) (business information services)	Levallois Perret (France)	EUR	40,000	100.00		CONSODATA S.A.
CONSODATA ITALIA S.r.l. (in liquidation) (business information)	Milan (Italy)	EUR	10,200	100.00		CONSODATA S.A.
CONSODATA SYSTEME S.A. (in liquidation) (business information services)	Levallois Perret (France)	EUR	40,000	100.00		CONSODATA S.A.
DATABANK WETTBEWERBS - MARKT- UND FINANZANALYSE GmbH (in liquidation) (marketing)	Darmstadt (Germany)	EUR	153,387.56	60.00		DATABANK S.p.A.
EMAX-TRADE S.r.l. (in liquidation) (management of Internet sites)	Milan (Italy)	EUR	100,000	100.00		MATRIX
GIALLO MARKET S.r.l. (in liquidation) (owner of Virgilio.it)	Milan (Italy)	EUR	10,000	90.00 10.00		MATRIX SEAT PAGINE GIALLE
GIALLO VIAGGI.it S.p.A. (in liquidation) (research, development, production of information and telematic products for tourism)	Milan (Italy)	EUR	10,000	100.00		SEAT PAGINE GIALLE
EVEREST S.r.l. (telematic services)	Trieste (Italy)	EUR	10,400	100.00		WAVENET
FINSIEL HELLAS S.A. (in liquidation) (computer products for public and private customers)	Koropi (Greece)	GRD	230,000,000	91.00		FINSIEL
IL CENTRO CONTABILE S.p.A. (in liquidation) (sale of books and office ware)	Rome (Italy)	EUR	2,233,507.26	89.70		GRUPPO BUFFETTI
INCAS FRANCE S.A. (in liquidation) (sale of products for office automation)	Asnieres (France)	FRF	19,168,900	100.00		IS PRODUCTS
IREOS S.p.A. (in liquidation) (promotion and management of remote at-home assistance)	Rome (Italy)	EUR	100,000	100.00		TELECOM ITALIA
IRIDIUM ITALIA S.p.A. (in liquidation) (satellite telecommunications services)	Rome (Italy)	EUR	2,575,000	30.00 35.00		TELECOM ITALIA TELECOM ITALIA MOBILE
KMATRIX S.r.l. (creation and management of an Internet site)	Milan (Italy)	EUR	100,000	100.00		MATRIX
LINK S.r.l. (in liquidation) (supply of computer services)	Milan (Italy)	EUR	10,400	100.00		MATRIX
LOQUENDO Inc. (in liquidation) (development of software for web voice interaction)	California (USA)	USD	14,021,000	100.00		LOQUENDO S.p.A.
NETESI S.A.S. (in liquidation) (telecommunication services)	Paris (France)	EUR	40,000	100.00 (*)		NETESI
NEW WORLD TELECOM S.A. (telecommunication services)	Santiago (Chile)	CLP	14,000,000	100.00 (*)		LATIN AMERICAN NAUTILUS CHILE
OR.MA INFORMATICA S.r. (wholesale of computer products)	Rome (Italy)	EUR	10,200	100.00		GRUPPO BUFFETTI
RFM DATA Ltd (in liquidation) (list brokering)	Kingston (UK)	GBP	2	100.00		CAL - CONSUMER ACCESS
SCS COMUNICAZIONE INTEGRATA S.p.A. (in liquidation) (marketing and communication consulting)	Rome (Italy)	EUR	600,000	100.00		SEAT PAGINE GIALLE
SERVICE IN S.r.l. (in liquidation) (furnishing of services)	Milan (Italy)	EUR	10,691	95.00		CIPI
TELECOM ITALIA GmbH (in liquidation) (holding company)	Vienna (Austria)	EUR	36,336.42	100.00		TELECOM ITALIA
TELECOM ITALIA IRELAND Ltd (telecommunications services)	Dublin (Ireland)	EUR	2	100.00		TELECOM ITALIA
TELECOMMUNICATIONS ADVISER LLC (management of Saturn Venture Partners fund)	Delaware (USA)	USD	560,280	100.00		TELECOM ITALIA LAB G.P.
TELENERGIA S.r.l. (import, export, purchase, sale and exchange of electrical energy)	Rome (Italy)	EUR	50,000	80.00 20.00		TELECOM ITALIA TELECOM ITALIA MOBILE

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
TIM.COM Holding B.V. (holding company)	Amsterdam (Holland)	EUR	18,000	100.00		TIM INTERNATIONAL
TIMNET.COM PERU' S.A.C. (services for mobile networks)	Lima (Perù)	PEN	1,000	100.00		TIM PERU'
TIN WEB S.p.A. (in liquidation) (consulting for the creation of Internet sites)	Milan (Italy)	EUR	10,000	100.00		SEAT PAGINE GIALLE
TMI HUNGARY TRADING AND SERVICES Ltd (in liquidation) (telecommunications services)	Budapest (Hungary)	HUF	3,000,000	100.00		TMI TELEMEDIA INTERN. Ltd
TRAINET S.p.A. (in liquidation) (development, operation and sales of lines teaching systems)	Rome (Italy)	EUR	674,445.70	100.00		TELECOM ITALIA
WAVENET S.r.l. (telematic services)	Monfalcone (Gorizia, Italy)	EUR	51,600	84.37		NETESI

AFFILIATED COMPANIES

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
CITEL - Corporacion Interamericana de Telecomunicaciones S.A. (holding company)	Monterrey (Mexico)	MXN	2,073,729,933	25.00		TELECOM ITALIA INTERNATIONAL
CLIPPER S.p.A. (in liquidation) (marketing and communication consulting)	Rome (Italy)	EUR	100,000	50.00		SCS COMUNICAZIONE INTEGR. (in liq.)
CROMA S.r.l. (in liquidation) (hardware maintenance)	P. San Giovanni (Perugia, Italy)	EUR	41,317	50.00		WEBRED
DATATRADER S.A. (in liquidation) (creation and sale of data base)	Rueil Malmaison (France)	EUR	266,980	50.00		CONSODATA S.A.
E-UTILE S.p.A. (ICT solutions and services for companies in the field of public utilities)	Milan (Italy)	EUR	482,000	51.00		SIEMENS INFORMATICA
INDIRECT S.P.R.L. (in liquidation) (sale of services)	Brussels (Belgium)	BEF	6,000,000	19.17 7.83		TDL INVESTMENTS TDL INFOMEDIA Ltd
MEDITERRANEAN BROAD BAND ACCESS S.A. (telecommunications services)	Heraklion Crete (Greece)	EUR	17,580,000	40.00		TELECOM ITALIA INTERNATIONAL
NETEX S.r.l. (in liquidation) (activities relating to the contract regarding the license of the software of Netex Ltd)	Milan (Italy)	EUR	10,000	50.00		MATRIX
TDL BELGIUM S.A. (publishing and sale of directories)	Brussels (Belgium)	FB	750,087,200	49.60		TDL INVESTMENTS
UBA – NET S.A. (teledidactic services)	Buenos Aires (Argentina)	ARS	12,000	50.00		TRAINET (in liquidation)
VOICEMAIL INTERNATIONAL Inc. (in liquidation) (voice message services)	California (USA)	USD	48,580	37.07		TELECOM ITALIA

CONSORTIUM SUBSIDIARIES

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
CONSORZIO ABECA (in liquidation) (information systems for the Ministry of Cultural Works and the Environment)	Rome (Italy)	EUR	103,291.38	33.33 33.33		FINSIEL INTERSIEL
CONSORZIO CONNET FORMAZIONE (professional training for the Ministry of Labor and Social Security)	Bari (Italy)	EUR	51,645.69	60.00		TELECOM ITALIA LEARNING SERVICES
CONSORZIO ENERGIA GRUPPO TELECOM ITALIA (cooordination of power for fixed and mobile network of the associated companies)	Rome (Italy)	EUR	10,000	50.00 50.00		TELECOM ITALIA TELECOM ITALIA MOBILE
CONSORZIO GEODOC (in liquidation) (realization of an information system for the geological documentation of the national territory)	Rome (Italy)	EUR	103,291.38	90.00		FINSIEL
CONSORZIO IRIS BENI CULTURALI (filing and recovery of documents and system assistance for the Ministry of Cultural Works and the Environment)	Rome (Italy)	EUR	171,600	90.91 9.09		FINSIEL IT TELECOM
CONSORZIO ISIB (in liquidation) (harmonization of the infrastructure system of the Central Institute which manages the unique catalogue of the Italian libraries)	Rome (Italy)	EUR	51,645.69	70.00 30.00		FINSIEL INTERSIEL
CONSORZIO NAUTILUS (professional training)	Rome (Italy)	EUR	30,000	31.00 20.00		TELECOM ITALIA LEARNING SERVICES MEDITERRANEAN NAUTILUS Ltd
CONSORZIO SEGISIEL in liquidation) (realization of operating systems in the field of justice for the Telcal consortium)	Rende (Cosenza, Italy)	EUR	103,291.38	85.00 15.00		INTERSIEL FINSIEL
CONSORZIO SER (in liquidation) (realization of the information plan Calabria for the Telcal consortium)	Catanzaro (Italy)	EUR	103,291.38	46.00 5.00		INTERSIEL INSIEL
CONSORZIO SESIT (realization of the integrated information system for the Ministry of Transport and Navigation)	Rome (Italy)	EUR	51,645.69	70.00		FINSIEL
CONSORZIO SOFTIN (in liquidation)	Naples	EUR	877,976.73	100.00		FINSIEL

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
(research and development in the field of industrial software and consulting)	(Italy)					
CONSORZIO TURISTEL (information systems for tourism)	Rome (Italy)	EUR	77,460	33.33 33.33		IT TELECOM FINSIEL
CONSORTIUM AFFILIATES						
CONSORZIO ACCAM (automation of the communication centers of the agencies and operating units of the Air Force)	Rome (Italy)	EUR	6,120	33.33		EIS
CONSORZIO C.O.M.P.A. (in liquidation) (study and monitoring of the problems of the Padano-Adriatico basin and professional training)	Bologna (Italy)	EUR	180,759.91	20.00		FINSIEL
CONSORZIO CEW (electronic publishing)	Perugia (Italy)	EUR	15,400	40.00		WEBRED
CONSORZIO CSIA (information systems for the State agency for the agricultural market)	Rome (Italy)	EUR	206,582.76	44.00		FINSIEL
CONSORZIO DREAM FACTORY (promotion and development of new economy in the weak areas of the Nation)	Rome (Italy)	EUR	20,000	20.00		TELECOM ITALIA LAB S.p.A.
CONSORZIO ITALTEL TELESIS (in liquidation) (integrated telematic systems)	Milan (Italy)	EUR	516,456	100.00		ITALTEL S.p.A.
CONSORZIO LABORATORIO DELLA CONOSCENZA (realization of a research project for innovative remote professional training and platforms in Naples)	Naples (Italy)	EUR	51,646	25.00 25.00		TELECOM ITALIA LAB S.p.A. TELECOM ITALIA LEARNING SERVICES
CONSORZIO LA CARTA DI VENEZIA (in liquidation) (integrated services for the metropolitan area of Venice)	Venice (Italy)	EUR	10,500	50.00		VENIS
CONSORZIO OMNIA (in liquidation) (hardware maintenance)	Perugia (Italy)	EUR	2,582.28	50.00		WEBRED
CONSORZIO PAOLA (in liquidation) (applied research for the development of information systems for clinics and medical structures)	Udine (Italy)	EUR	8,143.88	50.00		INSIEL
CONSORZIO REISSFORM (services and consulting regarding professional training and management)	Rome (Italy)	EUR	51,000	50.00		TELECOM ITALIA LEARNING SERVICES
CONSORZIO SCUOLA SUPERIORE ALTA FORMAZIONE UNIVERSITA' FEDERICO II (professional training)	Naples (Italy)	EUR	127,500	20.00		TELECOM ITALIA MOBILE
CONSORZIO SIMT (information systems for the General Management of the civil traffic and transport control authority)	Rome (Italy)	EUR	51,645.69	45.00		FINSIEL
CONSORZIO STOAMED (projects and management of technologically advanced services regarding professional training)	Ercolano (Naples, Italy)	EUR	10,000	30.00		TELECOM ITALIA LEARNING SERVICES
CONSORZIO TELCAL (planning and development of the organic project "Piano Telematico Calabria")	Catanzaro (Italy)	EUR	877,975	24.00 24.00		TELECOM ITALIA INTERSIEL
CONSORZIO TELEMED (in liquidation) (telematic activities for social and sanitary assistance)	Rome (Italy)	EUR	103,291	33.33		TELECOM ITALIA

(*) The percentage of ownership includes Ordinary Shares/Quotas held by members of the Board of Directors/Managers, as requested by local laws in order to take the post of Director/Manager, or held by Fiduciaries.

Independent Auditors' Reports

ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Corso Vittorio Emanuele II, 83
10128 Torino

Tel. (+39) 011 5161611
Fax (+39) 011 5612554
www.ey.com

AUDITORS' REPORT
pursuant to article 156 of Legislative Decree of February 24, 1998, n. 58
(Translation from the original Italian text)

To the Shareholders
of Olivetti S.p.A.

1. We have audited the financial statements of Olivetti S.p.A. as of and for the year ended December 31, 2002. These financial statements are the responsibility of the Olivetti S.p.A.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Our audit was made in accordance with auditing standards and procedures recommended by CONSOB. In accordance with such standards and procedures we planned and performed our audit to obtain the information necessary in order to determine whether the financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness of the accounting principles applied and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

   For the opinion on the financial statements of the prior year, which are presented for comparative purposes as required by the law, reference should be made to our report dated April 16, 2002.

3. In our opinion, the financial statements of Olivetti S.p.A. comply with the Italian regulations governing financial statements; accordingly, they clearly present and give a true and fair view of the financial position of Olivetti S.p.A. as of December 31, 2002, and the results of its operations for the year then ended.

4. We draw your attention to the following:

   a) The company holds investments in subsidiary companies and has therefore prepared (as required by law) consolidated financial statements. These consolidated financial statements form an integral part of the annual financial statements for the purpose of providing adequate information on the financial position and the results of operation of the company and the Group. We have audited the consolidated financial statements which, together with our audit report thereon, are presented together with these financial statements.

Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via G.D. Romagnosi, 18/A
Capitale Sociale € 1.111.000,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
P.I. 00891231003
(vecchio numero R.I. 6697/89 - numero R.E.A. 250904)

b) In 2002, the company wrote-down its investment in Telecom Italia S.p.A., in order to obtain tax benefits provided by the tax legislation. The purpose and the effects of such accounting treatment, allowed by the Italian regulations governing financial statements, are illustrated in the explanatory notes.

c) On April 15, 2003 the board of directors of the company adopted the plan for the merger of the subsidiary Telecom Italia S.p.A. into Olivetti S.p.A., which will be submitted for approval to the extraordinary shareholders' meetings of the respective companies called for this purpose.

Turin, April 18, 2003

Reconta Ernst & Young S.p.A.
Signed by: Mario Lamprati, Partner



■ Reconta Ernst & Young S.p.A.
Corso Vittorio Emanuele II, 83
10128 Torino

■ Tel. (+39) 011 5161611
Fax (+39) 011 5612554
www.ey.com

AUDITORS' REPORT
pursuant to article 156 of Legislative Decree of February 24, 1998, n. 58
(Translation from the original Italian text)

To the Shareholders
of Olivetti S.p.A.

1. We have audited the consolidated financial statements of Olivetti S.p.A. as of and for the year ended December 31, 2002. These financial statements are the responsibility of the Olivetti S.p.A.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Our audit was made in accordance with auditing standards and procedures recommended by CONSOB. In accordance with such standards and procedures we planned and performed our audit to obtain the information necessary in order to determine whether the consolidated financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness of the accounting principles applied and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

   The financial statements of certain subsidiaries and associated companies, which represent respectively 4% and 7% of consolidated total assets and consolidated total revenues, have been examined by other auditors, whose reports have been furnished to us. Our opinion, expressed herein, insofar as it relates to the data relating to these subsidiaries and associated companies included in the consolidated financial statements, is based also on the reports of the other auditors.

   For the opinion on the consolidated financial statements of the prior year, which are presented for comparative purposes as required by the law, reference should be made to our report dated April 16, 2002.

3. In our opinion, the consolidated financial statements of Olivetti S.p.A. comply with the Italian regulations governing consolidated financial statements; accordingly, they clearly present and give a true and fair view of the consolidated financial position of Olivetti S.p.A. as of December 31, 2002, and the consolidated results of its operations for the year then ended.

■ Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via G.D. Romagnosi, 18/A
Capitale Sociale € 1.111.000,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
P.I. 00891231003
(vecchio numero R.I. 6697/89 - numero R.E.A. 250904)

4. We draw your attention to the following:

   a) The explanatory notes describe, in relation to the dispute with INPS (the "Italian National Insurance Board"), the uncertainty of the liability for the payments due by the subsidiary Telecom Italia S.p.A. for the social security contributions (the previous Telecom Workers Fund) of the personnel of its telephone division.

   b) On April 15, 2003 the board of directors of the company adopted the plan for the merger of the subsidiary Telecom Italia S.p.A. into Olivetti S.p.A., which will be submitted for approval to the extraordinary shareholders' meetings of the respective companies called for this purpose.

Turin, April 18, 2003

Reconta Ernst & Young S.p.A.
Signed by: Mario Lamprati, Partner

Exhibit 1.6

JJ 00351


TELECOM
ITALIA

ANNUAL REPORT 2002

■ CONTENTS

JJ 00353

■ CORPORATE BOARDS

Board of Directors [1]	**Chairman**	Marco Tronchetti Provera (E)
	Deputy Chairman	Gilberto Benetton
	Managing Directors	Carlo Orazio Buora (E)
		Riccardo Ruggiero (E) *
	Directors	Umberto Colombo (I)
		Francesco Denozza (I)
		Luigi Fausti (I)
		Guido Ferrarini (I)
		Natalino Irti (I)
		Gianni Mion
		Pietro Modiano °
		Massimo Moratti
		Carlo Alessandro Puri Negri
		Pier Francesco Saviotti
		Roberto Ulissi (I)
	Secretary to the Board	Francesco Chiappetta
Directors' Compensation Committee	**Chairman**	Luigi Fausti
	Members	Umberto Colombo
		Pier Francesco Saviotti
Audit and Corporate Governance Committee	**Chairman**	Roberto Ulissi
	Members	Guido Ferrarini
		Natalino Irti
Board of Statutory Auditors [2]	**Chairman**	Paolo Germani
	Acting auditors	Mario Boidi
		Paolo Golia
		Fabrizio Quarta
		Gianfranco Zanda
	Alternate auditors	Enrico Bignami
		Leonida Liuni
Common representative of savings shareholders [3]		Carlo Pasteris
Independent auditors [4]		Reconta Ernst & Young S.p.A.

(E) Executive director.

(I) Independent director.

[1] Appointed by the Shareholders' Meeting on November 7, 2001.

[2] Appointed by the Shareholders' Meeting on July 3, 2000.

[3] Appointed by the special Savings Shareholders' Meeting on October 31, 2001.

[4] Appointed by the Shareholders' Meeting on June 12, 2001.

* Appointed by the Shareholders' Meeting on December 12, 2002; he holds the position of general manager since May 5, 2002.

° Appointed by the Shareholders' Meeting on December 12, 2002.

■ SELECTED ECONOMIC AND FINANCIAL DATA - TELECOM ITALIA GROUP

Changes in the scope of consolidation in 2002 refer to the exclusion of the 9 Telecom group, the Telespazio group and the companies Sogei S.p.A., Consiel S.p.A., DataHouse S.p.A., Emsa S.p.A., Immsi S.p.A., and Telimm S.p.A.; additions include the Webegg group, Blu S.p.A. and other minor companies. These changes, moreover, did not have a significant impact on the economic results or the financial conditions for the year ended December 31, 2002.


Revenues
(euro/millions)
+13.4%
-1.4%
27,169
30,818
30,400
2000 2001 2002
Operating income
(euro/millions)
6,440
6,674
7,381
2000 2001 2002
Revenues/Employees
(euro/thousands)
+23.9%
+4.2%
231.4
286.7
298.7
2000 2001 2002

	2002	2001	2000 (*)
Results of operations (in millions of euro)			
Sales and services revenues	30,400	30,818	27,169
Gross operating profit	[illegible]	13,619	12,217
Operating income	[illegible]	6,674	6,440
Income (loss) before income taxes	[illegible]	(733)	4,802
Income (loss) before minority interest	[illegible]	(1,658)	2,892
Net income (loss)	[illegible]	(2,068)	2,028
Free cash flow (1)	8,610	5,990	4,453
Investments:	[illegible]	11,257	19,484
- Industrial	[illegible]	6,990	7,375
- Goodwill	[illegible]	1,174	9,109
- Financial	[illegible]	3,093	3,000
Financial condition (in millions of euro)			
Total assets	[illegible]	62,670	61,985
Net invested capital	[illegible]	41,250	41,923
Shareholders' equity	[illegible]	19,308	24,690
-Parent company's interest	[illegible]	13,522	18,821
-Minority interest	[illegible]	5,786	5,869
Net debt	[illegible]	21,942	17,233
Profit and financial indexes			
Gross operating profit/Revenues	[illegible]	44.2%	45,0%
Operating income/Revenues (ROS)	[illegible]	21.7%	23.7%
Return on investments (ROI)	[illegible]	16,0%	18.4%
Free cash flow/Revenues	[illegible]	19.4%	16.4%
(Debt ratio) Net debt/ Net invested capital	[illegible]	53.2%	41.1%
Employees			
Employees (number in Group at year-end)	[illegible]	109,956	107,171
Employees (average number in Group)	[illegible]	107,491	117,424
Revenues/Employees (Group average), euro/thousands	[illegible]	286.7	231.4

(*) Restated to give effect to the consolidation of the Nortel Inversora group (Telecom Argentina) using the equity method instead of the proportional method.

(1) Calculated as follows: Operating income + Depreciation and amortization – Industrial investments – Change in operating working capital.

JJ 00355

■ KEY DATA - TELECOM ITALIA BUSINESS UNITS /OPERATING ACTIVITIES

In May 2002, the International Operations (IOP) "Operating Activity" was disbanded. Although maintaining the same corporate control structure, the relative companies and business segments of Telecom Italia organizationally became part of the following: the Domestic Wireline BU (Intelcom San Marino and Golden Lines), the Foreign Holdings Central Function (9 Telecom group, BB Ned group, Auna group, Telekom Austria group, Telekom Srbija, Etec S.A. and what remains of the ex IOP) and the companies in the South American area report to Latin America Operations (LAO).

Telecom Italia Group thus operated with the following Business Unit/Operating Activities structure:

(in millions of euro)		Domestic Wireline (1)	Mobile	South America (1) (2)	Internet and Media	IT Market (3)	IT Group (3)	**Sub-total**	Other activities and eliminations (4)	**Consolidated total**
Sales and services revenues	2002	17,022	10,867	1,409	1,991	912	1,215	**33,416**	(3,016)	**30,400**
	2001	17,168	10,250	1,534	1,957	1,198	1,198	**33,305**	(2,487)	**30,818**
Gross operating profit	2002	7,965	5,039	450	593	104	140	**14,291**	(327)	**13,964**
	2001	7,750	4,760	527	444	166	188	**13,835**	(216)	**13,619**
Operating income	2002	4,700	3,358	146	232	61	(21)	**8,476**	(1,095)	**7,381**
	2001	4,361	3,136	187	31	123	22	**7,860**	(1,186)	**6,674**
Investments:										
- Industrial	2002	2,462	1,715	216	81	30	158	**4,662**	180	**4,842**
	2001	2,801	3,151	406	175	30	162	**6,725**	265	**6,990**
- Goodwill	2002		196		40		28	**264**	105	**369**
	2001		31		203	1	6	**241**	933	**1,174**
Number of employees at December 31	2002	53,682	18,702	5,461	7,715	4,493	7,327	**97,380**	4,333	**101,713**
	2001	57,895	16,721	5,746	9,264	6,441	6,844	**102,911**	7,045	**109,956**

(1) For purposes of a more meaningful comparison, the data relating to 2001 has been restated.

(2) The data relates to the Entel Chile group, the Entel Bolivia group, the companies Telecom Italia America Latina and the South American business segment of Telecom Italia.

(3) In the early months of 2002, the IT Services Business Unit was split into two distinct units: Information Technology Market and Information Technology Group; beginning January 1, 2002, Saritel S.p.A. has been consolidated in the Information Technology Group BU instead of the Domestic Wireline BU.

(4) The data presented above includes the Foreign Holdings Central Function and the Telespazio business unit, sold in the last quarter of 2002 and consolidated only with respect to the statement of income for the first nine months of 2002.

JJ 00356

Major economic and operating indicators in 2002 by Business Unit / Operating Activity

	Sales and revenues	Gross operating margin	Operating income	Industrial investments	Employees(*)
Domestic Wireline	51.0%	55.8%	55.5%	52.9%	52.8%
Mobile	32.5%	35.3%	39.6%	36.8%	18.4%
South America (1)	4.2%	3.1%	1.7%	4.6%	5.4%
Internet and Media	6.0%	4.1%	2.7%	1.7%	7.6%
IT Market	2.7%	0.7%	0.7%	0.6%	4.4%
IT Group	3.6%	1.0%	(0.2)%	3.4%	7.2%

(*) 4.2% of employees work in Other Activities of the Telecom Italia Group.

(1) The data relates to the Entel Chile group, the Entel Bolivia group, the companies Telecom Italia America Latina and the South American business segment of Telecom Italia.

■ OPERATING HIGHLIGHTS - TELECOM ITALIA GROUP

Voice flat rate plans (thousands)

+86.1% +27.6%

2,200 4,094 5,224

12/31/2000 12/31/2001 12/31/2002

TIM lines in Italy (thousands)

+10.6% +5.7%

21,601 23,946 25,302

12/31/2000 12/31/2001 12/31/2002

	2002	2001	2000
DOMESTIC WIRELINE			
Fixed network connections in Italy (thousands)	27,142	27,353	27,153
- of which digital (equivalent ISDN channels)	5,756	5,403	4,584
Voice flat rate plans (thousands)	5,224	4,094	2,200
Network infrastructure in Italy			
- access network in copper (millions of km - pair)	104.3	104.3	104.0
- access network and transport in fiber optics (millions of km of fiber optics)	3.6	3.2	3.1
Network infrastructure abroad			
- European backbone (km of fiber optics)	36,600	36,600	36,600
MOBILE			
TIM lines in Italy (at year-end, thousands)	25,302	23,946	21,601
TIM group foreign lines (at year-end, thousands) (1)	13,809	10,923	7,637
TIM group lines total (Italy + foreign in thousands) (1)	39,111	34,869	29,238
GSM penetration in Italy (% of population)	99.8	99.7	99.6
E-TACS penetration in Italy (% of population)	98.0	98.0	98.0
INTERNET AND MEDIA			
Directories:			
- published by Seat Pagine Gialle (units)	304	304	304
- published by Thomson (TDL Infomedia Ltd.) (units)	173	173	170
Internet:			
Page views Virgilio (millions)	5,267	3,945	2,218
Active users ISP (at year-end, thousands)	2,226	1,804	1,656

(1) The foreign lines at December 31, 2001 and December 31, 2000 have been rendered comparable to those at December 31, 2002, excluding the lines of Bouygues Decaux Telecom, Amena (mobile operator controlled by Auna) and the Mobilkom Austria group. The foreign lines include those of the affiliate Aria - IS TIM Turchia and the subsidiary Radiomobil.

■ SHAREHOLDER INFORMATION

■ TELECOM ITALIA S.p.A. SHARES

Share capital	euro 4,023,816,860.80
Ordinary shares (par value euro 0.55 each)	No. 5,262,908,631
Savings shares (par value euro 0.55 each)	No. 2,053,122,025
Market capitalization (based on average December 2002 prices)	euro 50,362 million
Percentage of Telecom Italia stock	
. on Mibtel Index (Telecom Italia – ordinary and savings)	10.1% (at 12/31/2002)
. on DJ eurostoxx TLC Index [1] (Telecom Italia - ordinary)	5.1% (at 12/31/2002)
Percentage of the stocks of companies in the Telecom Italia Group	
. on Mibtel Index (Telecom Italia, TIM, Seat Pagine Gialle – ordinary and savings)	19.9% (at 12/31/2002)
. on DJ eurostoxx TLC Index (Telecom Italia, TIM – ordinary)	10.0% (at 12/31/2002)

■ SHAREHOLDERS

Shareholders of Telecom Italia S.p.A. as of stock ledger at December 31, 2002 (Ordinary shares)


Foreign companies
2.81%
Others
8.63%
Italian companies
0.65%
OLIVETTI
54.94%
Foreign institutional
investors
22.42%
Italian institutional
investors
10.55%

JJ 00359

[1] The Index is calculated on a geographical basis that includes all European countries.

■ DISTRIBUTION OF INCOME RESERVES

Mention should made of the fact that:

- ✓ the TIM Shareholders' Meeting on December 11, 2002 voted to distribute reserves to the shareholders up to a maximum of euro 1,600 million, equal to euro 0.1865 per each ordinary and savings share. Payment was made from these reserves starting from December 19, 2002; the amount paid out amounted to euro 1,597 million, of which euro 711 million was to minority shareholders.
- ✓ the Telecom Italia Shareholders' Meeting on December 12, 2002 voted to reclassify reserves by the transfer of euro 2,160 million from "miscellaneous reserves" to "additional paid-in-capital ", the transfer of euro 820 million from "additional paid-in-capital" to the "legal reserve", the transfer of euro 660 million from the "legal reserve" to "miscellaneous reserves" with the contextual change in the name to "miscellaneous income reserves".

  This reclassification immediately identifies the nature of the reserves in the financial statements, namely whether they are profit or capital reserves.

  The same Shareholders' Meeting resolved to distribute reserves for a maximum amount of euro 1,000 million, paying euro 0.1357 to the shareholders per each ordinary and savings share. On December 19, 2002, a payment of euro 987 million was made.

■ PERFORMANCE OF THE MAIN STOCKS OF THE TELECOM ITALIA GROUP

Relative performance Telecom Italia S.p.A., 2002 vs. MIBTEL Index and DJ eurostoxx TLC Index (ordinary shares) (Source: Reuters)


110
100
90
80
70
60
50
Jan-02
Feb-02
Mar-02
Apr-02
May-02
June-02
July-02
Aug-02
Sept-02
Oct-02
Nov-02
Dec-02
TELECOM ITALIA Ord. (*)
TELECOM ITALIA Sav. (*)
MIBTEL Index
Dow Jones EUROSTOXX TLC Index

Relative performance TIM S.p.A. 2002, vs. MIBTEL Index and DJ eurostoxx TLC Index (ordinary shares) (Source: Reuters)


110
100
90
80
70
60
50
Jan-02
Feb-02
Mar-02
Apr-02
May-02
Jun-02
July 02
Aug-02
Sept02
Oct-02
Nov-02
Dec-02
TIM Ord. (*)
MIBTEL Index
Dow Jones EUROSTOXX TLC Index

JJ 00360

Relative performance Seat Pagine Gialle S.p.A., 2002 vs. MIBTEL Index and DJ eurostoxx TLC Index (ordinary shares) (Source: Reuters)



SEAT PG Ord. (*)
MIBTEL Index
Dow Jones EUROSTOXX MEDIA Index

■ FINANCIAL INDICATORS

(in euro)		2002	2001	2000
Telecom Italia S.p.A.				
Market price (December average) (*)				
- Ordinary share		7.61	9.56	12,75
- Savings share		5.03	5.80	6,33
Dividends				
- Ordinary share		0.3125 (°)	0.3125	0,3125
- Savings share		0.3235 (°)	0.3237	0,3238
Pay-out Ratio		-	95%	90%
Market to Book Value		4.6	3.9	4,3
Dividend Yield (on December average market prices)				
- Ordinary share		4.11%	3.27%	2,45%
- Savings share		6.43%	5.58%	5,11%
Telecom Italia Group				
Earnings/(loss) per share		(0.0443)	(0.2827)	0.2770
Operating free cash flow per share		1.1851	0.8189	0.6082
Consolidated equity per share		1.2455	1.8486	2,5708
Ratings at 12/31/2002		**Outlook**		
STANDARD&POOR'S	BBB+	Positive		
MOODY'S	Baa1	Positive		
FITCH IBCA	A-	Stable		

The positive outlook expressed by both Moody's and Standard & Poor's is confirmation of the Company's credibility to reduce its debt and sell its non-core businesses, as established by the Industrial Plan. The opinion expressed by the rating agencies also reflects expectations that the Company will remain the leading operator in Italy in both wireline and mobile telephone services with the ability to continue to generate cash flows.

(°) In line with the objective of ensuring shareholders dividends commensurate with those paid out for 2001, in December 2002, reserves were distributed corresponding to a per share dividend of euro 0.1357. A motion will be put before the Shareholders' Meeting for the approval of the financial statements for the year ended December 2002 to pay out the residual dividends of euro 0.1768 euro per ordinary share and euro 0.1878 per savings share, by drawing from the income and capital reserves.

JJ 00361

■ MACRO-ORGANIZATION CHART OF TELECOM ITALIA GROUP AT DECEMBER 31, 2002



Chairman
Marco Tronchetti Provera
Deputy Chairman
Gilberto Benetton
C.E.O.
Carlo Buora
Assistant to the Chairman
Giuseppe Sala
Assistant to C.E.O.
Fausto Federici
Communication and Image
G.Carlo Rocco di Torrepadula
Brand Enrichment
Andrea Kerbaker
Human Resources
Gustavo Bracco
Public and Economic Affairs
R. Perissich
A. Camanzi (Co-director)
General Counsel
Francesco Chiappetta
IN.TEL. AUDIT (1)
Armando Focaroli
Finance Administration and Control
Enrico Parazzini
Purchasing
Germanio Spreafico
Corporate and Legal Affairs
Aldo Cappuccio
Security (2)
Luciano Gallo M.
Mergers and Acquisitions
Francesca Di Carlo
Research and Development
Andrea Granelli
Investor Relations (3)
Alberto Borgia
Venture Capital (4)
Andrea Granelli
Foreign Holdings
Francesco S. Bruno
Real Estate and General Services (5)
Salvatore Sardo
Information Technology Group
Arrigo Andreoni
Domestic Wireline
Riccardo Ruggiero
Mobile
Marco De Benedetti
Internet and Media
Paolo Dal Pino
Latin America Operations (6)
Oscar Cristianci
Information Technology Market
Nino Tronchetti Provera

(1) Consortium company which carries out Internal Auditing activities in the Telecom Italia Group and Olivetti.

(2) Starting March 1, 2003, Giuliano Tavaroli took over responsibility for the Security function.

(3) Starting February 1, 2003, Olimpia Cuomo took over responsibility for the Investor Relations function.

(4) In January 2003, the Venture Capital function was disbanded.

(5) In February 2003 the Real Estate and General Services Operating Activity was disbanded; its activities and resources were reassigned to other corporate functions of the Group.

(6) The function coordinates the activities of the Telecom Italia Group in Latin America, to be developed in accordance with the strategic plan. It reports to the International Steering Committee, composed of the Chairman and CEO. Permanent invitations to the Steering Committee meetings are extended to those in charge of the Domestic Wireline and Mobile Business Units; the assistant to the Chairman is the Secretary. Beginning February 2003, Latin America Operations reports directly to the CEO Carlo Buora for wireline TLC and to the manager of the Mobile Business Unit Mobile for Mobile TLC.

JJ 00362

■ INTERNATIONAL PRESENCE OF TELECOM ITALIA GROUP AT DECEMBER 31, 2002 - MAJOR SUBSIDIARIES

Presence through subsidiaries

Presence through affiliates or other companies



EUROPE

DOMESTIC WIRELINE
- Intelcom S.Marino (S.Marino) *
- Pan European Backbone (Europe) *
- TMI – Telemedia International Luxemburg S.A.

INTERNET AND MEDIA
- Consodata Group (France) *
- Telegate Group (Germany) *
- TDL Infomedia Group (Great Britain) *

FOREIGN HOLDINGS
- BBNed (Holland)
- Telecom Italia International (Holland)

OTHER ACTIVITIES
- T.I.Finance (Luxembourg) *

ITALY

DOMESTIC WIRELINE
- Atesia S.p.A. *
- Path.net S.p.A. *
- Telecom Italia Sparkle S.p.A. *
- Telecontact Center S.p.A.

MOBILE
- TIM S.p.A. *

INTERNET AND MEDIA
- Buffetti Group *
- Holding Media e Comunicazione Group *
- Matrix S.p.A. *
- Seat Pagine Gialle S.p.A. *

IT MARKET
- Agrisian S.C.p.A.
- Aspasiel S.p.A.
- Banksiel S.p.A. *
- EIS S.p.A.
- Finsiel S.p.A. *
- Insiel S.p.A. *
- Tele Sistemi Ferroviari S.p.A. *

IT GROUP
- Netikos Group *
- TILAB Group *
- Webegg Group *
- I.T. Telecom S.p.A. *

OTHER ACTIVITIES
- Saiat S.p.A. *
- TI Learning Services S.p.A. *

MEDITERRANEAN BASIN

DOMESTIC WIRELINE
- Mediterranean Nautilus Group (Mediterranean Basin) *
- Med-1 Group (Mediterranean Basin) *

MOBILE
- Stet Hellas S.A. (Greece) *



SOUTH AMERICA

DOMESTIC WIRELINE
- Latin American Nautilus Group (Latin America) *

MOBILE
- Bitel Participaçoes S.A. (Brazil)
- Corporacion Digitel C.A. (Venezuela) *
- Tele Celular Sul Participaçoes Group (Brazil) *
- Tele Nordeste Celular Participaçoes Group (Brazil) *
- Maxitel S.A. (Brazil) *
- TIM Celular S.A. * (Brazil)
- TimNet Com S.A. (Brazil)
- TIM Perù S.A.C. (Peru) *

LATIN AMERICA OPERATIONS
- Entel Bolivia Group (Bolivia) *
- Entel Chile Group (Chile) *
- Telecom Italia America Latina

(1) In May 2002, the International Operations (IOP) "Operating Activity" was disbanded. Although maintaining the same corporate control structure, the relative companies became part of the following: the Domestic Wireline BU (Intelcom San Marino and Golden Lines), the Foreign Holdings Central Function (9Telecom Reseau group, BB Ned group, Auna group, Telekom Austria group, Telekom Srbija, Etec S.A. and what remains of the ex IOP) and the companies in the South American area report to Latin America Operation (LAO).

* Comments on the main economic and financial performance of these companies are provided in the report.

■ ECONOMIC AND FINANCIAL PERFORMANCE - TELECOM ITALIA GROUP

RESULTS OF OPERATIONS

The **consolidated net result of the Group** for 2002 is a loss of euro 322 million (net income of euro 297 million *before minority interest)*. In 2001, the consolidated net result of the Group was a loss of euro 2,068 million (loss of euro 1,658 million *before minority interest*).
The *pretax result* was a loss of euro 419 million. The improvement of euro 314 million compared to the prior year was due to:

- a notable increase in the *operating income* (+euro 707 million);
- an improvement in *net investment and financial income (expense)* (+euro 1,792 million)
- a deterioration in *net extraordinary income (expense)* (-euro 2,185 million).
  The latter, as detailed later in the report, includes:
  - gains from the disposal of investments for euro 2,413 million (euro 264 million in 2001) following the sales of Auna, Bouygues Decaux Telecom (BDT), Mobilkom Austria, Lottomatica, Telemaco Immobiliare, Telespazio and the Tiglio transaction;
  - writedown of Seat Pagine Gialle goodwill and provision to the reserve for charges in respect of the forward commitment to purchase Seat Pagine Gialle shares for a total of euro 3,486 million, following the decision - taken within the framework of the redefinition of Telecom Italia Group's strategies - of no longer considering the "Directories" business of Seat Pagine Gialle to be of strategic interest. In 2001, with regard to the purchase commitment, a provision of euro 569 million had been aside and was included in net investment and financial income and expense;
  - writedowns of investments and goodwill on investments for euro 2,751 million (euro 2,984 million in 2001) mainly with regard to Aria - Is Tim Turchia, Netco Redes, Corporacion Digitel and Blu;
  - other extraordinary expense for euro 1,813 million (euro 732 million in 2001) relating in 2002, among other things, to the expenses incurred on the sale of the investment in the 9Telecom group, the loss on the sale of Telekom Austria AG shares, the expenses connected with extraordinary investment transactions, the expenses and provisions for employee cutbacks and layoffs and provisions to reserves.

Sales and service revenues in 2002 amounted to euro 30,400 million, with a reduction of 1.4% compared to 2001. Excluding the effect of the changes in the exchange rates (euro 763 million), the increase was 1.1%, while the effect of the change in the scope of consolidation was euro 755 million. Excluding such effects, the organic growth was +3.8%. Particularly affecting the change in the scope of consolidation are the exclusion of the 9Telecom group and Sogei (both consolidated for the first six months of 2002) and the exit of the Telespazio group from October 1, 2002.
The increase in revenues reflected the positive contribution made by the Mobile BU and higher revenues from the Internet and Media BU, contrasting a reduction in the revenues contributed by the Domestic Wireline BU where traffic revenues, despite a 2.4% increase in terms of minutes, fell by euro 533 million (-6.0%). In spite of an increase in minutes, the average return of retail and wholesale traffic fell by 8.3%. Such phenomena were partly compensated by higher basic charges and activation fees.

The breakdown of sales and service revenues is as follows:

Geographical area (millions of euro)	2002		2001	
Italy	24,652	81.1%	24,456	79.4%
Rest of Europe	2,182	7.2%	2,169	7.0%
North America	354	1.2%	968	3.1%
Central and South America	2,638	8.7%	2,592	8.4%
Australia, Africa and Asia	574	1.9%	633	2.1%

Gross operating profit, equal to euro 13,964 million, rose in comparison to 2001 by euro 345 million (+ 2.5%). As a percentage of revenues, the gross operating profit was 45.9% (44.2% in 2001). Excluding the effect of exchange rates (euro 186 million) and the effect caused by the change in the scope of consolidation (euro 120 million), the increase was 4.9% (euro 651 million). 1 1 00364

In particular, the percentage of the Domestic Wireline BU's gross operating profit to revenues rose from 45.1% in 2001 to 46.8% in 2002, while the Mobile BU confirms its position at over 46%.

In greater detail, gross operating profit was impacted in 2002 by the following:

- **raw materials and outside services,** equal to euro 12,558 million, were down by 3.7% compared to 2001. The reduction was principally due to action taken to improve the level of efficiency. The percentage of raw materials and outside services to revenues was 41.3%, a decrease from 2001 (42.3%).

- **Labor costs**, equal to euro 4,532 million, were lower by euro 115 million compared to 2001 (2.5%). The decrease was connected to the change in the scope of consolidation as well as the headcount reduction in Telecom Italia. As a percentage of revenues, labor costs were 14.9%, in line with 2001. Employees at December 31, 2002 numbered 101,713 (109,956 at December 31, 2001). A breakdown is presented below:

	12/31/2002 (a)	12/31/2001 (b)	Change (a – b)
Italy	83,541	90,628	(7,087)
Outside Italy	18,172	19,328	(1,156)
Total employees	**101,713**	**109,956**	**(8,243)**

Contributing to this decrease were the changes in the scope of consolidation, with a net headcount reduction of -2,883, and the drop in the number of employees due to turnover (-5,360). The headcount variation caused by changes in the scope of consolidation specifically refer to the exclusion of the 9Telecom group (-1,003), the sale of the Telespazio group (-1,168), the exit of Sogei and Consiel (a total of -1,538) and other minor companies (-711), as well as the inclusion of Blu (+618), the Webegg group (+719), Netesi and Epiclink (a total of +168) and other minor companies (+32).
As regards turnover, during the year 12,567 employees left and 7,207 were hired.

Operating income, equal to euro 7,381 million, increased by euro 707 million (+10.6%) compared to 2001, and as a percentage of revenues rose from 21.7% in 2001 to 24.3% in 2002. Excluding the effect of exchange rates and the consequence of the change in the scope of consolidation, the gain was 9.9%.
The increase in the absolute amount reflects higher gross operating profit, in addition to the decrease in amortization and depreciation charges.

In particular:

- **Depreciation and amortization**, equal to euro 5,877 million (euro 6,275 million in 2001), recorded a reduction of euro 398 million. Details are as follows:

(millions of euro)	2002 (a)	2001 (b)	Change (a – b)
Fixed assets	3,783	4,034	(251)
Intangibles	2,094	2,241	(147)
of which goodwill	*844*	*1,022*	*(178)*
Total depreciation and amortization	**5,877**	**6,275**	**(398)**

The reduction in the *amortization of goodwill* (-euro 178 million) was primarily due to the goodwill writeoffs taken in 2001.
As a percentage of revenues, depreciation and amortization charges were 19.3%, down from 20.4% in 2001.

- **Other valuation adjustments,** equal to euro 599 million (euro 455 million in 2001), increased by euro 144 million compared to 2001. Such adjustments were principally for writedowns to reduce receivables from customers to their estimated realizable value. They referred, in particular, to:
  - Telecom Italia: euro 356 million
  - Seat Pagine Gialle group: euro 57 million
  - Tim: euro 51 million
  - Entel Chile group: euro 40 million

- **Provisions to reserves for risks and charges**, amounting to euro 153 million (euro 278 million in 2001), presented a reduction of euro 125 million, which was partly due to the amount provided in 2001 for the closing of the Astrolink contract (euro 54 million).

- **Net other income (expense)** showed an income balance of euro 46 million (an income balance of euro 63 million in 2001). Details are as follows:

(millions of euro)	2002 (a)	2001 (b)	Change (a – b)
Indirect duties and taxes	(115)	(120)	5
Net loss on sale of fixed assets and intangibles	(30)	(17)	(13)
Expenses connected with credit management	(60)	(37)	(23)
Late payment fees charged by TLC companies to customers	106	112	(6)
Portion of capital grants credited to income during the year	65	73	(8)
Sundry other income and expense	80	52	28
Total	**46**	**63**	**(17)**

Net investment and financial income (expense) is composed of the following:

(millions of euro)	2002 (a)	2001 (b)	Change (a – b)
Net investment income	18	154	(136)
Net financial expense	(1,499)	(2,153)	654
Value adjustments to financial assets	(682)	(1,956)	1,274
Total	**(2,163)**	**(3,955)**	**1,792**

Details are as follows:

- The reduction in net investment income was due to lower net gains realized on the listed stocks classified in current assets.
- The reduction in net financial expenses, for euro 569 million, can be ascribed to the provision that was set aside in 2001 for the forward commitment to purchase Seat Pagine Gialle shares that, in 2002, instead, was recorded in extraordinary expense. Excluding such effect, the improvement in net financial expenses (+euro 85 million) came from a lower average debt exposure of the Group during the period and lower interest rates and fees that was mainly countered by a worsening of the exchange rates which negatively affected certain South American economies, particularly Venezuela and Brazil.
- Value adjustments to financial assets, equal to euro 682 million, refer to:
  - amortization of goodwill arising at the time of the purchase of the investments in companies accounted for using the equity method, equal to euro 80 million (euro 316 million in 2001). The reduction is due to the writeoffs of goodwill taken in the 2001 financial statements;
  - writedowns of securities and investments included in current assets of euro 176 million (euro 291 million in 2001) and long-term securities of euro 40 million (euro 49 million in 2001), with a total reduction of euro 124 million compared to 2001;
  - the Group's share of the equity in the earnings and losses of the unconsolidated companies accounted for using the equity method which produced a loss of euro 386 million (-euro 1,300 million in 2001). This refers to the losses of Stream of euro 246 million (euro 241 million in 2001), Aria -Is Tim Turchia of euro 171 million (euro 334 million in 2001) and the earnings balance relating to the earnings and losses of the other unconsolidated companies of euro 31 million.

Moreover, in 2001, this caption had included the results of the investments in the Nortel Inversora group (euro 238 million) and the Auna group (euro 203 million) and the writedown of Astrolink (euro 259 million) effected by Telespazio as a consequence of the interruption of the relative contract. The investment in Nortel Inversora, the carrying value of which had been prudently written off in the consolidated financial statements at December 31, 2001, has remained unchanged.

Net extraordinary income (expense) showed an expense balance of euro 5,637 million (-euro 3,452 million in 2001), with a deterioration of euro 2,185 million compared to 2001. In particular:

Extraordinary income of euro 2,814 million comprised:

- euro 2,413 million of gains from disposals relating to:

- the sale of the entire 26.89% interest held by the Telecom Italia Group in Auna, realizing a gross gain of euro 1,245 million, which contributed – net of selling expenses – euro 1,033 million to the consolidated net result of the Telecom Italia Group;
- sale of the entire 19.61% interest held by the Mobile BU in Bouygues Decaux Telecom (BDT), realizing a gross gain of euro 484 million, which contributed euro 266 million to the consolidated net result of the Telecom Italia Group;
- the acceptance of the tender offer for Lottomatica shares by the Information Technology Market BU (Finsiel group), realizing a gross gain of euro 133 million (euro 93 million net of income taxes), which contributed euro 73 million to the consolidated net result of the Telecom Italia Group;
- the sale to Telekom Austria (a company in which Telecom Italia International has a 14.78% interest at December 31, 2002) of the entire 25% interest held by the Mobile BU in the Mobilkom Austria group, realizing a gross gain of euro 115 million, which contributed 64 million to the consolidated net result of the Telecom Italia Group;
- the sale of the entire 40% interest held in Telemaco Immobiliare, realizing a gross gain of euro 110 million, which contributed euro 64 million to the consolidated net result of the Telecom Italia Group;
- the sale of the entire 100% interest held in Telespazio, realizing a gross gain of euro 70 million, which contributed euro 36 million to the consolidated net result of the Telecom Italia Group;
- the sale of the entire 100% interest held in Emsa and Telimm, in addition to the properties and business segment in the Tiglio transaction, realizing a total gross gain of euro 234 million, which contributed euro 150 million to the consolidated net result of the Telecom Italia Group;
- the disposal of other investments, fixed assets, intangibles and business segments for a total of euro 22 million.

- prior period income of euro 131 million arising from the recovery of accrued pre-amortization interest - on the expenses for employee benefit obligations under Law 58/1992 that were paid, with reserve, to INPS up to 1999 - following the termination of litigation after the courts ruled in Telecom Italia's favor;
- the release of euro 77 million, primarily to absorb a portion of the reserve for risks and charges set up in 2001 by Telecom Italia to cover the expenses connected with the agreement to sell Stream to News Corporation and Vivendi Universal/Canal+ after the parties did not go through with the agreement
- grants of euro 9 million and other income of euro 184 million.

Extraordinary expenses of euro 8,451 million comprised:

- writedowns, for permanent impairments in value, and other provisions relating to investments for a total of euro 6,237 million (euro 2,984 million in 2001), referring to:
  - the writedown of goodwill and the provision to the reserve for charges in respect of the forward commitment to purchase Seat Pagine Gialle shares for a total of euro 3,486 million. The writedown and the provision were effected on the basis of market value (average market price of ordinary shares for the last six months of 2002) within the framework of Telecom Italia Group's decision of no longer considering the "Directories" business of Seat Pagine Gialle to be of strategic interest. In 2001, with regard to the purchase commitment only, a provision of euro 569 million had been set aside and was included in net investment and financial income (expense);
  - the writedown of goodwill on the subsidiaries and affiliated companies for a total of euro 225 million in respect of Blu (euro 103 million), Digitel Venezuela (euro 75 million) and other subsidiaries (euro 47 million);
  - the writeoff of the investment in Aria - Is Tim Turchia (euro 2,341 million), arising from the writeoff of the carrying value (euro 1,491 million) and the provision to the reserves for risks and charges to cover the Group's exposure with the same affiliated company (euro 850 million). The provision is commensurate with the guarantees provided by the Group to the international financial institutions that are creditors of Aria - Is Tim and the loan in financial receivable granted directly by the Group.
  - the writedown of goodwill on Netco Redes (euro 96 million), writedowns of other companies (euro 46 million) and the provision relating to the purchase of an additional stake in Consodata by Seat Pagine Gialle in order to adjust the value of the company to that determined on the basis of an appraisal (euro 43 million).

The writedowns in 2001 had referred to the goodwill relating to both the consolidated companies (9 Telecom group, Entel Bolivia, Entel Chile group, Maxitel group, Tele Celular Sul group, Tele Nordeste Celular group, Tim Brasil, Med-1 group and certain companies in the Seat Pagine Gialle group) and companies valued using the equity method (Globo.com, Solpart Participaçoes, Telekom Austria and Nortel Inversora group), as well as other provisions related to investments.

JJ 00367

- the expenses of euro 316 million incurred in conjunction with the disposal of the investment in the 9Telecom group. In particular, in view of the loss reported prior to the sale, the French group 9Telecom produced a negative effect on the nine-months 2002 statement of income of the Telecom Italia Group for a total of euro 389 million (euro 267 million net of income taxes);
- the loss of euro 135 million on the sale of 75 million (equal to 15% of share capital) Telekom Austria AG shares during the month of November 2002. As a result of this sale, Telecom Italia Group's holding in Telekom Austria AG has been reduced to 14.78% and the investment value is aligned with the market value;
- the expenses of euro 235 million connected with extraordinary investment transactions;
- the provisions to reserves for euro 194 million, of which euro 135 million refer to guarantees provided for the disposal of investments and business segments and euro 59 million for other provisions to reserves;
- the expenses and provisions of euro 494 million for employee cutbacks and layoffs (of which euro 379 million is borne by Telecom Italia S.p.A.);
- the expenses of euro 155 million under Law 58/1992 to cover employees under the former fund "Telephone Employees Pension Fund" (FPT) and euro 74 million for the extraordinary contribution to INPS to meet the higher financial requirements covered by the rules of the former fund "Telephone Employees Pension Fund" (FPT) which became part of the general "Employees Pension Fund";
- the writedowns of euro 190 million to fixed assets, intangibles and long-term investments, mainly in reference to the mobile telephone companies in Brazil, and euro 38 million for losses on the sale of fixed assets, intangibles and long-term investments;
- other prior period expenses of euro 383 million.

Income taxes had a positive effect on the result of euro 716 million and decreased by euro 1,641 million compared to 2001. This was due to the loss for the year that was principally caused by the aforementioned investment writedowns, which contributed to the increase in deferred tax assets, as well as the utilization of tax loss carryforwards deriving from the merger of TIM and Blu.

FINANCIAL CONDITION

Intangibles, fixed assets and long-term investments, amounting to euro 35,586 million, decreased by euro 9,432 million from the end of 2001.
Details are as follows:

- **fixed assets** decreased from euro 21,757 million at the end of 2001 to euro 19,291 million at the end of 2002 and **intangibles** fell from euro 16,197 million at the end of 2001 to euro 13,052 million at December 31, 2002. The reduction is due overall to the depreciation and amortization charge for the year that was only partly compensated by the investments made during the same period, the fall in exchange rates compared to the end of 2001, as well as the contributions of business segments under the "Tiglio" transaction and the writedowns of the goodwill on consolidated companies effected in 2002 and recorded in extraordinary expense.
- **long-term investments** decreased from euro 7,064 million at the end of 2001 to euro 3,243 million al December 31, 2002. The reduction is principally due to the disposal of investments and writedowns for permanent impairments in value carried out during the year.

Investments made during the year amounted to euro 6,919 million (compared to euro 11,257 million in 2001). The breakdown is as follows:

(millions of euro)	2002 (a)	2001 (b)	*Change* (a-b)
Industrial investments	4,842	6,990	(2,148)
Goodwill	369	1,174	(805)
Financial investments	1,708	3,093	(1,385)
Total investments	**6,919**	**11,257**	**(4,338)**

The reduction of investments by euro 4,338 million was mainly due to:

- industrial investments:
  - to lower investment made by the Mobile BU for euro 1,436 million, chiefly relating to mobile phone licenses acquired in 2001 in Brazil and Greece (about euro 1,080 million);

- to lower investments made by the Domestic Wireline BU (-euro 339 million), by other companies in South America (-euro 190 million) and by the Seat group (-euro 94 million) partly as a result of the implementation of the selective investment program;

- for goodwill: to the acquisitions which occurred in 2001 in respect of Entel Chile (euro 731 million), Holding Media e Comunicazione (euro 66 million), NetCreations (euro 93 million) and the increase in the investment in Stet Hellas (euro 31 million), compared to those in 2002 which referred mainly to the increase in the investment in Stet Hellas (euro 66 million) and in Digitel Venezuela (euro 27 million), to the acquisition of Epiclink (euro 49 million) and Netesi (euro 14 million), the acquisition of Blu (euro 103 million) and the increase in the investment holding in the Webegg group (euro 24 million);
- for financial investments: to capital injections made in 2001 in the company Aria - Is Tim Turchia (euro 1,906 million) and in Auna (euro 276 million).

Financial investments made in 2002 mainly regarded transactions involving the share capital of Stream (euro 234 million) and Auna (euro 193 million, repaid on August 1, 2002), the investment in the share capital of Tiglio I (euro 197 million), the purchase of LDCom within the framework of the 9Telecom deal (euro 172 million), the disbursement of loans to subsidiaries and affiliated companies (euro 351 million), as well as the buy-back of treasury stock (euro 287 million), acquisitions of other investments and share capital increases for a total of euro 274 million.

Working capital showed a negative balance of euro 3,340 million (a negative balance of euro 2,418 million at December 31, 2001), with a change of euro 922 million.

Shareholders' equity amounted to euro 12,823 million (euro 19,308 million at the end of 2001), of which euro 9,049 million was Telecom Italia, the Parent Company's interest (euro 13,522 million al December 31, 2001), and euro 3,774 million was the minority interest (euro 5,786 million at December 31, 2001).

The reduction of euro 6,485 million can be analyzed as follows:

(millions of euro)	2002	2001
At beginning of year	**19,308**	**24,690**
Net income (loss) of the Parent Company and minority interest	297	(1,658)
Dividends to third parties paid by:	(3,247)	(3,097)
- *Telecom Italia S.p.A.*	*(2,306)*	*(2,309)*
- *TIM S.p.A.*	*(895)*	*(743)*
- *Other Group companies*	*(46)*	*(45)*
Extraordinary distribution of reserves to third parties:	(1,698)	-
- *Telecom Italia S.p.A.*	*(987)*	
- *TIM S.p.A.*	*(711)*	
Cancellation of Telecom Italia S.p.A. treasury stock	-	(711)
Change in scope of consolidation	(95)	358
Translation adjustments and other changes	(1,742)	(274)
At end of year	**12,823**	**19,308**

Translation adjustments and other changes, in particular, are primarily the result of the deterioration in exchange rates of certain South American countries such as Brazil, Chile and Bolivia.

Net debt of euro 18,118 million decreased from euro 21,942 million at the end of 2001 by euro 3,824 million subsequent to the payment of dividends and the distribution of reserves for a total of euro 4,945 million.
Indebtedness at December 31, 2002 particularly benefited from the investment disposals made in 2002, net of the related expenses, for a total of euro 4,771 million mainly in connection with the sale of Auna (euro 1,998 million), Bouygues Decaux Telecom (euro 750 million), Mobilkom Austria (euro 756 million), Lottomatica (euro 212 million), Sogei (euro 176 million), Telemaco Immobiliare (euro 192 million), Immsi (euro 69 million) Tiglio (euro 328 million), Telekom Austria (euro 559 million), Telespazio (euro 239 million), 9Telecom (-euro 529 million) and other minor companies (euro 21 million).
Transactions for the securitization and factoring of trade accounts receivable were also carried out which led to an improvement in net debt at December 31, 2002 of euro 1,038 million (euro 848 million at the end of 2001).

The following chart summarizes the major items which had an impact on the change in net debt during the course of 2002.



4,945
500
1,708
4,842
369
21,942
10,390
18,118
5,698
100
Net financial debt 12/31/2001
Industrial investments
Goodwill investments
Financial investments
Dividend and reserve payments
Payment at present value JPM strike price reduction
Flows from operating activities
Disposals
Other
Net financial debt 12/31/2002

The portion of debt due beyond one year rose from 64% at December 31, 2001 to 75% at December 31, 2002. When also considering the current portion due next year (euro 2,677 million) as medium/long-term, the percentage rises to 88% (70% in 2001). The increase is the result of the issue of fixed-rate notes for euro 2,500 million by Telecom Italia S.p.A. on February 1, 2002, divided into two tranches of euro 1,250 million each, expiring, respectively on February 1, 2007 and February 1, 2012. This issue falls under the "Global Note Program".

Gross debt is detailed in the following table:

	At 12/31/2002						At 12/31/2001	
(millions of euro)	***euro***	**%**	***Foreign currency***	**%**	**Total**	**%**	**Total**	**%**
Medium/long-term debt	13,684	76	1,334	63	15,018	75	16,083	64
Short-term borrowings	4,320	24	769	37	5,089	25	9,114	36
Total	**18,004**	**100**	**2,103**	**100**	**20,107**	**100**	**25,197**	**100**

JJ 0C370

■ ACQUISITIONS AND SALES OF EQUITY INVESTMENTS

Sale of Lottomatica
In February 2002, the Information Technology Market BU (Finsiel group) tendered its Lottomatica shares to the tender offer for Lottomatica for proceeds of euro 212 million, realizing a gain that contributed euro 73 million to the consolidated net result of the Telecom Italia Group.

Sale of BDT - Bouygues Decaux Telecom
In March 2002, the Telecom Italia Group sold the investment (19.61%) held by TIM International in BDT, the holding company of the French operator Bouygues Telecom for proceeds of euro 750 million, realizing a gain that contributed euro 266 million to the consolidated net result of the Telecom Italia Group.

Sale of Mobilkom Austria
On June 28, 2002, TIM International N.V. sold the entire investment (25%) held in Mobilkom Austria to Telekom Austria (a 14.78%-owned affiliate of Telecom Italia International at December 31, 2002) for proceeds of euro 756 million, realizing a gain that contributed euro 64 million to the consolidated net result of the Telecom Italia Group.

Sale of Sogei
On July 31, 2002, Finsiel concluded the sale of Sogei to the Ministry of Economy and Finance – Department of Fiscal Policy. This had a positive impact of euro 176 million on the net debt of the Telecom Italia Group.

Sale of Auna
On August 1, 2002, the transaction was finalized for sale of the investment in Auna by the Telecom Italia Group to Endesa, Union Fenosa and Banco Santander Central Hispano, that had initially been planned for December. The transaction gave rise to proceeds of euro 1,998 million for Telecom Italia Group that contributed 1,033 million to the consolidated net result.

Sale of Telemaco Immobiliare
On August 1, 2002, Telemaco Immobiliare was sold to Mirtus, a company indirectly controlled by the American real estate fund Whitehall, promoted by the Goldman Sachs group, for net proceeds of euro 192 million, realizing a net gain of 64 million for the Telecom Italia Group.

Acquisition of EPIClink
On August 2, 2002, after having received approval from the Antitrust Authority, Telecom Italia purchased 86% of EPIClink S.p.A. for a price of euro 60.2 million. The shares were sold by Edisontel S.p.A. (30.3%), Pirelli S.p.A. (25.3%; Pirelli is considered a related party of Telecom Italia through the persons of the Chairman and the CEO Carlo Buora), IntesaBci S.p.A. (20%), E_voluzione (8%) and Camozzi Holding (2.4%). After this transaction, EPIClink's shareholder base was as follows: Telecom Italia 86%, Pirelli 5%, IntesaBci 5%, Camozzi 2% and E_voluzione 2%. Furthermore, Telecom Italia is committed to the purchase of the remaining stake (14%) at a total price of euro 10 million.

Sale of 9Telecom
On August 26, 2002, the transaction was concluded for sale of the investment in 9Telecom and the simultaneous purchase of a 7% stake in LDCom. The net impact on the net result of the Telecom Italia Group was a loss of euro 267 million.

Sale of a stake in Solpart Participações
On August 27, 2002, the Telecom Italia Group reached an agreement with the other shareholders of Solpart (indirect parent company of Brasil Telecom) to reduce its stake in ordinary share capital from 37.29% to 19% by the sale of 18.29% of ordinary share capital to Timepart Participações and to Techold Participações. This reduction, among other things, removed the regulatory obstacles that prevented TIM's local subsidiaries from offering GSM 1800 commercial service. Within the framework of this transaction, both parties have an option which can be exercised in the event certain conditions are met that will restore the shareholder position quo ante.

Acquisition of another stake in Stet Hellas
In August, TIM International N.V., a subsidiary of TIM, purchased, from the Verizon Europe Holding II group, a 17.45% stake in the share capital of Stet Hellas, in which it already had a 63.95% interest, at a price of euro 108 million. The deal, which in effect makes TIM International N.V. the only industrial partner and strategic shareholder in the company, falls within the framework of the Group's strategy to rationalize its international portfolio and consolidate its position in the Mediterranean Basin.

Acquisition of another stake in Netesi
In August, following the authorization received from the Antitrust Authority, the Telecom Italia Group purchased a 69.10% stake in the share capital of Netesi, in which it already held a 17.98% interest, at a price of euro 11 million.

Acquisition of Pagine Utili
On September 11, 2002, Telecom Italia reached an agreement with Pagine Italia S.p.A. for the acquisition of the assets of the Pagine Utili directories, the business segment represented principally by the so-called pocket pages with about 60,000 advertisers.
The transaction involves the payment of consideration to Pagine Italia equal to 214 million Seat Pagine Gialle ordinary shares held by the Telecom Italia Group, corresponding to 1.9% of the Seat Pagine Gialle ordinary share capital.
The execution of this transaction is subject to the approval of the Italian Antitrust Authority. After the observations formulated by the Antitrust Authority during the preliminary investigation, on January 16, 2003, Telecom Italia and Pagine Italia S.p.A. agreed to formally withdraw the announcement about the acquisition of the Pagine Utili business segment.
The parties further agreed to extend the contract period in order to be able to re-design the transaction so that it can eventually be re-submitted to the Antitrust Authority.
Moreover, the agreement between the parties provides for exclusive consideration which would, in any case, involve the payment to Pagine Italia S.p.A. of a percentage equal to 6.6% of the 214 million of Seat Pagine Gialle shares already said.
After execution of the transaction, a decision will be made as to how the purchased business segment will be integrated in Seat Pagine Gialle.

Telecom Italia – News Corporation agreement
On October 1, 2002, Telecom Italia signed agreements with the News Corporation group ("News"), partner of Telecom Italia in Stream, and Vivendi Universal ("Vivendi"), current shareholder of Tele+, in order to allow Stream to purchase Tele+ and to subsequently create a single platform for pay-TV in Italy. On the basis of this agreement Telecom Italia will hold a 19.9% stake in the single platform and News Corporation will own the remaining 80.1%.
Telecom Italia will pay euro 31.84 million at the closing for a 19.9% stake in Tele+ and will waive receivables owed by Stream to the Telecom Italia Group companies due at the end of 2002 for euro 147 million (a figure entirely provided for in the 2001 financial statements). At the same time, News Corporation will waive receivables from Stream for the same amount.
The execution of the contract is subject to the approval by the European Antitrust Authority which should announce a decision by the end of April 2003.

Sale of Consiel investment
On October 3, 2002, the agreement was concluded for the sale of the shares representing the entire share capital of Consiel by Finsiel to World Investment Partners S.A.. The total amount paid by World Investment Partners S.A. amounted to euro 1 million.

Acquisition of 100% of Blu S.p.A. shares
On October 7, 2002, TIM finalized the preliminary contract signed on August 7, 2002 with Blu S.p.A. shareholders for the purchase of 100% of the company, later merged with TIM S.p.A.. The authorizations for this transaction had been previously granted by the Antitrust Authority in view of the approval by the Telecommunications Regulatory Agency. The merger plan was signed on December 18, 2002. On that date the final price of the sale was set at euro 83 million. The merger became effective on December 23, 2002.
Other sellers of Blu S.p.A. include Edizione Holding S.p.A. (the Chairman and Deputy Chairman of which are, respectively, the Deputy Chairman of Telecom Italia Gilberto Benetton and the Director Gianni Mion) and Autostrade S.p.A. (where the same Gilberto Benetton and Gianni Mion are members of the Executive Committee)

Progetto Tiglio
On October 29, 2002, the transaction envisaged by the framework agreement between the Pirelli, Olivetti-Telecom Italia Groups and The Morgan Stanley Real Estate Funds was finalized and integration was thus achieved for the real estate properties of the companies involved as well as the entities that provide real estate services to the same companies or to their subsidiaries.
The agreement also calls for leveraging, during 2003, the assets of Tiglio I and Tiglio II through a market transaction within the framework of a strategy that could contribute to the development of the real estate financial market, with consequent significant opportunities for the Telecom Italia Group to leverage the investments currently held in the two companies.
In particular, Telecom Italia Group transferred assets worth euro 1,360 million to Tiglio I and Tiglio II, in various corporate forms. Euro 50 million of the total relates to Seat Pagine Gialle, about euro 840 million to real estate that was contributed to Emsa Immobiliare after the non-proportional spin-off of IM.SER and euro 470 million to other assets. The transaction had a gross economic impact of about euro 229 million on Telecom Italia S.p.A. and euro 234 million on the Telecom Italia Group (a net impact of euro 150 on the net result of the Telecom Italia Group).
The companies in the Pirelli Group involved in the transaction were Pirelli S.p.A. (a related party of Telecom Italia through the Chairman and the Managing Director Carlo Buora) and Pirelli & C. Real Estate S.p.A. (a related party of Telecom Italia through the Chairman, the Managing Director Carlo Buora and the Director Carlo Alessandro Puri Negri).

Sale of Telespazio
In November, Telecom Italia executed the sale of Telespazio to Finmeccanica on the basis of the agreement signed on August 2, 2002. The positive impact on the financial indebtedness of the Telecom Italia Group was euro 239 million and the net gain was euro 36 million for the Telecom Italia Group.

Sale of Viasat
On November 18, 2002, Seat Pagine Gialle S.p.A. and Finsatel sold their respective 33.54% and 16.46% investments in Viasat S.p.A. to Exe Fin S.p.A. for a total of some euro 2.5 million. As a result of this sale, the company no longer holds an indirect interest in the company Viasat Assistance S.p.A.

Sale of Telekom Austria
In November 2002, Telecom Italia International N.V. placed 75 million Telekom Austria AG shares on the market (equal to 15% of share capital). The price of the placement was set at euro 7.45 per share. Gross proceeds from the sale were euro 559 million. The impact on the consolidated net result of the Telecom Italia Group was a loss of -euro 101 million.
After this transaction, Telecom Italia Group's stake in Telekom Austria decreased from 29.78% to 14.78%.

Sale of Informatica Trentina
On November 21, 2002, Finsiel sold the 40.41% stake held in Informatica Trentina to DeDa S.r.l., a company controlled by Deltadator S.p.A. (Sequenza Group), for some euro 8.7 million, realizing a gain of euro 4 million in the consolidated financial statements of Telecom Italia.

Sale of IMMSI
On November 22, 2002, Telecom Italia sold its stake in IMMSI to the company Omniapartecipazioni. The sales price was euro 69 million, with a positive impact of euro 41 million for the Parent Company, Telecom Italia.

Sale of Fintech
On December 20, 2002, Telecom Italia Lab sold its investment in Fintech S.p.A. (equal to 50% of share capital) to the Belgium-registered company Euroqube S.A., for consideration of euro 4.75 million, of which about half will be paid at the closing and the remainder within 12 months thereafter.

Acquisition of a stake in Mediocredito Centrale S.p.A.
On December 27, 2002, in execution of the contract signed in July, a 3% stake was purchased in the share capital of Mediocredito Centrale S.p.A. for a price of euro 36 million.

In conclusion, the following chart depicts the impact that the sales had on the net debt of the Telecom Italia Group in the two-year period 2001-2002, reaching the objective of the divestiture program earlier than anticipated.


• Tiglio 1 and 2 +328
• Telemaco +192
• IMMSI +69
• Other Assets +21
450
212
750
756
610
-529
1,998
176
239
559
5,221
450
2001
2002
Satellite Consortia 2001
Lotto-matica
Bouygues
Mobilkom Austria
Real Estate
9Telecom
Auna
Sogei
Telespazio
Telekom Austria
Total

JJ 00374

■ MARKET SCENARIO

The projections for the world market of telecommunications services for the next few years suggest average annual growth of approximately 5.7%, lower than the growth of 7.7% reported in 2002.

In Europe, in 2002, the market grew by 5.4% and, over the next few years, annual average growth is expected to be in the order of 4.1%, and impacted by a slowdown in the growth of revenues from mobile services.



Performance of the European TLC services market
(billions of euro)
300
250
200
150
100
50
0
225
237
247
258
268
Total
109
106
115
123
130
Mobile
(voice and VAS)
93
104
102
101
100
Wireline
(voice and VA$
14
15
16
17
21
Internet access
(NB + BB)
9
12
14
17
TD eleased lines
2001
2002
2003
2004
2005
Fonte: EITO 2002

In Italy, growth over the next few years is expected to be higher than in the European market as a whole, with annual average growth of 5%. In particular, revenues from mobile services will increase at an annual average of 9%, particularly as a result of the development of innovative services, broadband and VAS on wireline networks, especially thanks to the spread of ADSL, at an annual average of approximately 18%.

In South America, annual average growth over the next few years is expected to be 11.6%. In particular, the mobile telephone services market in Brazil is expected to grow at an annual average of approximately 12%, and will be marked by a growing consolidation and by a regulatory framework that will favor the evolution of the SMC model over the SMP model, with higher standards of quality and fiercer competition.

From the point of view of the range of services available, it is probable that, over the next few years, the trend towards the consolidation of operators will continue, especially on a national level. This may prove to be to the advantage of large operators which will be able to exploit a broad customer base and control over the infrastructures.

From the point of view of technological development, there is likely to be innovation geared to expanding the bandwidth for wireline services and the development of "seamless" solutions for mobile services.

The development strategies of the larger operators are mainly focused on defending the domestic core business, launching broadband and value-added services and on reducing the level of indebtedness.

JJ 00375

■ STRATEGIC GUIDELINES

The fundamental objective declared by management for the next few years (as it was last year) will continue to be the creation of value. This must be ensured by capitalizing on the assets and on the distinctive competences and by further strengthening the financial structure to sustain development.

The priorities of industrial operations as described by the management are as follows:

- to consolidate its leadership of the domestic market: in wireline services, by encouraging customer loyalty with innovative products and stimulating the market of VAS and broadband, particularly through ASL access technology; in mobile services, by augmenting traffic volumes and developing a range of value-added services consistent with market expectations (MMS, community, videotelephone services), and by effectively introducing UMTS technology; in Internet and Media, by developing broadband and portals, directories and office products.

- to develop corporate presence abroad in markets where the Group can enhance its commercial and technological expertise: in the mobile sector, in South American countries, and particularly in Brazil; in the wireline sector, through the development of the pan-European broadband network.

- to continue to manage the Group according to strict criteria of efficiency thanks to the synergies activated by the organizational model based on professional categories and service centers, systems that control expenditure and results, and a careful selection of investments targeting innovation and development.

Over the next few years, the exacting dynamics in the economic and financial field will generate cash flows that will lead to a reduction in consolidated indebtedness that is expected to fall by more than euro 5 billion by the end of 2005, compared to the end of 2002.

The Group will also further develop initiatives associated with sustainability, which for the first time constitutes an integral part of corporate planning.

Telecom Italia Group

Consolidated Statements of Income

	(millions of euro)	2002 (a)	2001 (b)	Change (a-b) amount	Change (a-b) %
A.	**SALES AND SERVICE REVENUES**	**30,400**	**30,818**	**(418)**	**(1.4)**
	Changes in inventories of work in progress, semifinished and finished goods	2		2	n.s.
	Changes in inventory of contract work in process	(42)	(115)	73	(63.5)
	Increases in capitalized internal construction costs	675	581	94	16.2
	Operating grants	19	24	(5)	(20.8)
B.	**STANDARD PRODUCTION VALUE**	**31,054**	**31,308**	**(254)**	**(0.8)**
	Raw materials and outside services (1)	(12,558)	(13,042)	484	(3.7)
C.	**VALUE ADDED**	**18,496**	**18,266**	**230**	**1.3**
	Labor costs (1)	(4,532)	(4,647)	115	(2.5)
D.	**GROSS OPERATING PROFIT**	**13,964**	**13,619**	**345**	**2.5**
	Depreciation and amortization	(5,877)	(6,275)	398	(6.3)
	of which goodwill	*(844)*	*(1,022)*	*178*	*(17.4)*
	Other valuation adjustments	(599)	(455)	(144)	31.6
	Provisions to reserves for risks and charges	(153)	(278)	125	(45.0)
	Net other income (expense)	46	63	(17)	(27.0)
E.	**OPERATING INCOME**	**7,381**	**6,674**	**707**	**10.6**
	Net investment and financial income (expense)	(2,163)	(3,955)	1,792	(45.3)
	of which value adjustments	*(682)*	*(1,956)*	*1,274*	*(65.1)*
F.	**INCOME BEFORE EXTRAORDINARY ITEMS AND TAXES**	**5,218**	**2,719**	**2,499**	**91.9**
	Net extraordinary income (expense)	(5,637)	(3,452)	(2,185)	63.3
G.	**INCOME BEFORE TAXES**	**(419)**	**(733)**	**314**	**(42.8)**
	Income taxes	716	(925)	1,641	°
H.	**NET INCOME (LOSS) BEFORE MINORITY INTEREST**	**297**	**(1,658)**	**1,955**	**°**
	Minority interest	(619)	(410)	(209)	51.0
I.	**NET INCOME (LOSS)**	**(322)**	**(2,068)**	**1,746**	**(84.4)**

(1) Reduced by related cost recoveries

JJ 00377

Telecom Italia Group

Consolidated Balance Sheets

	(millions of euro)		12/31/2002 (a)	12/31/2001 (b)	Change (a-b)
A.	**INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS**				
	Intangible assets		13,052	16,197	(3,145)
	Fixed assets		19,291	21,757	(2,466)
	Long-term investments				
	• equity investments and advances on future capital contributions		2,286	6,586	(4,300)
	• other		957	478	479
			35,586	**45,018**	**(9,432)**
B.	**WORKING CAPITAL**				
	Inventories		411	636	(225)
	Trade accounts receivable		8,201	8,346	(145)
	Other assets		6,154	5,047	1,107
	Trade accounts payable		(5,966)	(6,793)	827
	Reserves for risks and charges		(5,214)	(3,053)	(2,161)
	Other liabilities		(6,926)	(6,601)	(325)
			(3,340)	**(2,418)**	**(922)**
C.	**INVESTED CAPITAL**, net of operating liabilities	**(A+B)**	**32,246**	**42,600**	**(10,354)**
D.	**RESERVE FOR EMPLOYEE TERMINATION INDEMNITIES**		**(1,306)**	**(1,350)**	**45**
E.	**INVESTED CAPITAL**, net of operating liabilities and the reserve for employee termination indemnities	**(C+D)**	**30,941**	**41,250**	**(10,309)**
	Financed by:				
F.	**SHAREHOLDERS' EQUITY** (1)				
	Parent Company interest		9,049	13,522	(4,473)
	Minority interest		3,774	5,786	(2,012)
			12,823	**19,308**	**(6,485)**
G.	**MEDIUM/LONG-TERM DEBT**		**15,018**	**16,083**	**(1,065)**
H.	**NET SHORT-TERM BORROWINGS**				
	Short-term borrowings		5,089	9,114	(4,025)
	Liquid assets and short-term financial assets		(2,271)	(3,505)	1,234
	Financial accrued expense (income) and deferred expense (income), net		282	250	32
			3,100	**5,859**	**(2,759)**
		(G+H)	**18,118**	**21,942**	**(3,824)**
I.	**TOTAL**	**(F+G+H)**	**30,941**	**41,250**	**(10,309)**

(*) Net of "Receivables from shareholders for capital contribution"

JJ 00378

Telecom Italia Group

Consolidated Statements of Cash Flows

	(millions of euro)			2002		2001
A.	**NET DEBT, AT BEGINNING OF YEAR**			**(21,942)**		**(17,233)**
B.	**CHANGE IN SCOPE OF CONSOLIDATION**					**(839)**
C.	**CASH FLOWS - OPERATING ACTIVITIES**					
	Net income (loss)			297		(1,658)
	Depreciation and amortization			5,877		6,275
	(Gains) losses on sales of intangibles, fixed assets and long-term investments			(2,210)		(330)
	Writedowns of intangibles, fixed assets and long-term investments			4,384		4,039
	Change in working capital (*)			896		290
	Net change in reserve for employee termination indemnities			(45)		31
	Foreign exchange gains (losses) and other changes			691		136
				9,890		**8,783**
D.	**CASH FLOWS - INVESTING ACTIVITIES**					
	Long-term investments:			(6,919)		(11,257)
	. intangible assets:					
	- goodwill		*(369)*		*(1,174)*	
	- other investments		*(1,584)*		*(2,736)*	
	. fixed assets		*(3,258)*		*(4,254)*	
	. long-term investments		*(1,708)*		*(3,093)*	
	Proceeds from sale, or redemption value, of intangible assets, fixed assets and long-term investments			5,698		1,439
				(1,221)		**(9,818)**
E.	**CASH FLOWS - FINANCING ACTIVITIES**					
	Capital contributions			58		240
	Capital grants			42		22
				100		**262**
F.	**DIVIDENDS**			**(4,945)**		**(3,097)**
G.	**CHANGE IN NET DEBT**	**(B+C+D+E+F)**		**3,824**		**(4,709)**
H.	**NET DEBT, AT END OF YEAR**	**(A+G)**		**(18,118)**		**(21,942)**

(*)The difference with respect to the reclassified consolidated balance sheets is due to the movements in capital grants and the use of the reserves for risks and charges.

The change in net debt was due to the following:

(millions of euro)	2002	2001
Increases (decreases) in medium/long-term debt	(1,065)	9,350
Increases (decreases) in short-term borrowings	(2,759)	(4,641)
Total	**(3,824)**	**4,709**

JJ 00379

■ ECONOMIC AND FINANCIAL PERFORMANCE - TELECOM ITALIA S.p.A.

RESULTS OF OPERATIONS

The Parent Company, **Telecom Italia S.p.A.**, closed the year 2002 with a **net loss** of euro 1,645 million (a net income of euro 151 million in 2001).
The result was mainly caused by a higher expense balance of *net extraordinary income (expense)* (-euro 3,200 million) that was partly offset by an improvement in the operating income (+euro 62 million) and the income balance of *net investment and financial income (expense)* (+euro 754 million), and lower *income taxes* (-euro 588 million).
The increase in the net expense balance of extraordinary income (expense), in particular, was caused, on one hand, by the provisions made with respect to the value of the Seat Pagine Gialle investment (euro 2,691 million) and to the forward commitment for the purchase of Seat Pagine Gialle shares (euro 1,942 million), to adjust them to the market value of the shares (based on the average of the last six months of 2002), as a result of the decision of no longer considering the "Directories" business of Seat Pagine Gialle to be of strategic interest, and, on the other hand, to the lower writedown, compared to the prior year, made in respect of Telecom Italia International (-euro 882 million) and the writedown of TI WEB (euro 542 million) effected in 2001.

As far as dividends are concerned, with a view towards meeting the objective of paying dividends to the shareholders that are substantially in line with 2001, in December 2002, reserves were distributed for euro 987 million.. A motion for the residual amount of dividends will be submitted to the Shareholders' Meeting convened to approve the 2002 financial statements.

Sales and service revenues of euro 17,055 million decreased by euro 254 million, -1.5%, compared to 2001.
The reduction can principally be attributed to traffic, the equivalent amount of which, despite an increase of 2.4% in term of minutes, declined by euro 533 million (-6.0%) as a result of a reduction in the average retail and wholesale return of 8.3%.
Such phenomena were partly compensated by the increase in basic charges and activation fees.

Sales and service revenues, net of the amounts due to other telecommunications operators, totaled euro 13,409 million and decreased by euro 485 million (-3.5%) compared to the prior year.

Gross operating profit of euro 7,549 million decreased by euro 22 million compared to 2001 (euro 7,571 million). The percentage of gross operating profit to sales and service revenues was 44.3% (43.7% in the previous year).
The change is due to the reduction in the costs of raw materials and outside services (-euro 143 million) and the reduction in labor costs, which fell by euro 65 million compared to 2001, thus compensating the aforementioned decrease in revenues.

Total raw materials and outside services, net of the amount due to other operators, amounted to euro 3,320 million, and decreased by euro 374 million compared to the prior year.

Operating income, amounting to euro 4,045 million, increased by euro 62 million compared to 2001 (+1.6%), and represents 23.7% of revenues, compared to 23.0% in 2001. The increase was essentially attributable to lower depreciation and amortization charges (-euro 301 million) that were partly compensated by expenses connected with credit management (+euro 255 million).

Net investment and financial income (expense) is composed as follows:

(millions of euro)	2002 (a)	2001 (b)	Change (a-b)
Net investment income	2,118	2,022	96
Net financial expense	(1,087)	(1,624)	537
Value adjustments to financial assets	(654)	(775)	121
Total	**377**	**(377)**	**754**

JJ 00380

In particular:

- the increase in net investment income (+euro 96 million) is primarily due to higher dividends from the subsidiaries TIM (+euro 247 million) – following the distribution of reserves in December 2002 – and Finsiel (+euro 126 million), partly offset by the fact that in 2001 Telecom Italia had benefited from a distribution of reserves by Saiat (euro 249 million);
- the reduction in net financial expenses (-euro 537 million) was almost entirely due to the fact that a provision was set aside in 2001 (euro 569 million) for the forward commitment to purchase Seat Pagine Gialle shares; the provision in 2002, as previously described, was recorded in extraordinary expense;
- the reduction in value adjustments to financial assets (-euro 121 million) was due to the increase in the writedowns of other investments for a total of euro 131 million and to the fact that in 2001 writedowns were made to the investments in Telespazio (euro 91 million) and in TMI – Telemedia International Italia (euro 161 million).

Net extraordinary income (expense) showed an expense balance of euro 6,093 million (-euro 2,893 million in 2001), with an decrease of euro 3,200 million. Specifically:

Extraordinary income of euro 884 million comprised:

- the gains realized on the sales of investments in Telemaco Immobiliare (euro 134 million), Telespazio (euro 47 million), IMMSI (euro 51 million), EMSA (euro 70 million), the contribution of the "Asset Management" business segment to Tiglio II (euro 126 million), the sale of the non-facility business segments (property, project and agency) to the Pirelli & C. Real Estate group (euro 15 million), the sale of the "Training" segment to Telecom Italia Learning Services (euro 2 million) and the disposal of buildings (euro 7 million);
- the prior period income arising from the recovery of accrued pre-amortization interest (euro 131 million) on the expenses for employee benefit obligations under Law 58/1992 that were paid, with reserve, to INPS up to 1999 following the termination of litigation after the courts ruled in Telecom Italia's favor;
- the recovery of expenses connected with extraordinary transactions (euro 192 million) incurred by Telecom Italia on behalf of subsidiaries (principally Telecom Italia International and TIM International);
- the release to income (euro 59 million) of a part of the reserve for risks and charges, set up in 2001 to cover the expenses connected with the agreement for the sale of Stream to News Corporation and Vivendi Universal/Canal+, after the parties did not go through with the agreement;
- other prior period income of euro 50 million.

Extraordinary expenses of euro 6,977 million comprised:

- the writedown of the investment in Seat Pagine Gialle (euro 2,691 million) and the provision for the forward commitment to purchase Seat Pagine Gialle shares (euro 1,942 million);
- the extraordinary provisions regarding the investments in Netesi (euro 31 million) and Telecom Italia International (euro 1,102 million) mainly in conjunction with the expenses on the sale of the investment in 9Telecom to LDCom (euro 389 million), the loss on the sale of Telekom Austria (euro 189 million), the writedown of Netco Redes (euro 103 million) and the writeoff of the carrying value of the investment in Nortel Inversora (euro 37 million);
- the expenses and provisions (euro 379 million) for corporate restructuring relating to employees cutbacks and layoffs;
- expenses under Law 58/1992 (euro 154 million) to cover employees under the former fund "Telephone- Employees Pension Fund" (FPT), which became part of the general "Employees Pension Fund", in accordance with the 2000 Finance Bill;
- the aforementioned expenses incurred on behalf of Group companies and recovered from the same companies (euro 192 million);
- the extraordinary contribution to INPS, euro 71 million (established by the 2000 Finance Bill for the three years 2000 – 2002);
- the provisions of euro 111 million following the guarantees provided upon the disposals of Italtel (euro 15 million) and Telespazio (euro 38 million) and at the time of the reorganization of real estate assets (Progetto Tiglio, euro 30 million), as well as for other matters totaling euro 28 million, of which euro 22 million refers to relations with Stream;
- the prior period expense (euro 158 million) relating to the adjustment of the estimated value of unused prepaid telephone cards following the introduction of technical data collection procedures;

- other prior period expenses of euro 146 million relating mainly to expenses connected with extraordinary transactions, damage compensation to third parties and sundry charges.

Income taxes had a positive effect on the result for the year of euro 26 million and decreased by euro 588 million compared to 2001. This was due to the loss for the year that was principally caused by the aforementioned investment writedowns, which contributed to the increase in deferred tax assets.

FINANCIAL CONDITION

As far as **intangibles, fixed assets and long-term investments** are concerned, the reduction in industrial assets compared to December 31, 2001 (-euro 1,462 million) can be ascribed to the balance between investments (euro 2,322 million), depreciation and amortization (euro 3,020 million), disposals (euro 84 million), writedowns (euro 39 million) and the contributions of Telecom Italia's "Asset Management" business to Tiglio II (euro 245 million) and the "International Wholesale Services" business segment to TI Sparkle (euro 396 million). Long-term investments totaled euro 15,598 million and decreased by euro 2,772 million from December 31, 2001. The reduction is principally due to:

- new investments and recapitalizations of euro 860 million of which:
  - ✓ euro 186 million for the purchase of a 36.85% interest in the share capital of Tiglio I;
  - ✓ euro 60 million for the purchase of an 86% interest in EPIClink;
  - ✓ euro 29 million for the purchase of a 69.10% interest in the share capital of Netesi and for its successive recapitalization;
  - ✓ euro 234 million for the recapitalization and replenishment of the share capital of Stream;
  - ✓ euro 87 million for the recapitalization of Telecom Italia Sparkle;
  - ✓ euro 166 million for payments against future capital increases in investments made principally to IT Telecom;
  - ✓ euro 98 million for the purchase/recapitalization of other holdings;
- acquisition of investments, as a result of the aforementioned contributions of business segments, in Telecom Italia Sparkle (euro 698 million) and Tiglio II (euro 74 million);
- writedowns for euro 4,396 million, including extraordinary writedowns (euro 3,939 million) made to the value of investments in Seat Pagine Gialle, Telecom Italia International and Netesi;
- disposals of investments for euro 376 million, of which euro 330 million principally relates to the sale of EMSA (euro 155 million), Telespazio (euro 80 million) and Telemaco Immobiliare (euro 76 million) and euro 46 million for the disposal of investments within the framework of the contribution of the "International Wholesale Services" business segment to Telecom Italia Sparkle;
- loans made primarily to Tiglio I, Tiglio II and Telegono for a total of euro 117 million;
- euro 287 million for the purchase of 5,280,500 ordinary shares of treasury stock and 45,647,000 savings shares of treasury stock.

Working capital was a negative balance of euro 2,511 million (a positive balance of euro 12 million at December 31, 2001) and decreased by euro 2,523 million. The reduction is due to lower "trade accounts receivable" (-euro 812 million) and "other assets" (-euro 400 million) and higher "reserves for risks and charges" (+euro 1,532 million) – especially with regard to the provision for the forward commitment to purchase Seat Pagine Gialle shares of euro 1,942 million and the provisions to the reserve for corporate restructuring – and higher other liabilities (+euro 363 million). Such effects were partly compensated by the reduction in trade accounts payable (-euro 591 million).
In 2002, transactions for the securitization of trade accounts receivable from residential customers and the sale of receivables to factoring companies led to a reduction in trade accounts receivable from customers at December 31, 2002 of euro 1,031 million.

Net invested capital of euro 26,084 million (euro 32,784 million at December 31, 2001) was financed by shareholders' equity for 42% and net debt for 58%.

Shareholders' equity went from euro 15,871 million at December 31, 2001 to euro 10,956 million at the end of 2002. The reduction, equal to euro 4,915 million, was due to:

(millions of euro)	2002	2001
At January 1	**15,871**	**18,714**
Net income (loss) for the year	(1,645)	151
Retained earnings	1	-
Portion of capital grants available	13	15
Distribution of profits	(142)	(2,309)
Distribution of income reserves	(3,151)	-
Cancellation of the reserve for treasury stock in portfolio	-	(711)
Increase in additional paid-in-capital	8	10
Increase in share capital	1	188
Reduction in revaluation reserve Law 72, 3/19/83	-	(187)
At December 31	**10,956**	**15,871**

The Telecom Italia Shareholders' Meeting on December 12, 2002 passed a resolution to reclassify reserves by the transfer of euro 2,160 million from "miscellaneous reserves" to "additional paid-in-capital ", the transfer of euro 820 million from "additional paid-in-capital" to the "legal reserve", the transfer of euro 660 million from the "legal reserve" to "miscellaneous reserves" with the contextual change in the name to "miscellaneous income reserves".
This reclassification immediately identifies, in the financial statements, the nature of the reserves, namely whether they are profit or capital reserves.
The same Shareholders' Meeting resolved to distribute reserves for an amount of euro 987 million, paying euro 0.1357 to the shareholders for each ordinary and savings share, which is in line with the objective of ensuring the shareholders an amount corresponding to the dividends paid out for 2001.

Net debt of euro 15,128 million (euro 16,913 million at December 31, 2001) decreased by euro 1,785 million from December 31, 2001.
The improvement from the end of 2001 was due to the monetary flows provided by operating activities (euro 7,845 million) which more than compensated the flows used for investing activities (euro 2,799 million), for the payment of 2001 dividends and for the distribution of income reserves totaling euro 3,293 million.
Net financial debt benefited from the effects of the securitization and factoring transactions for a total amount, at December 31, 2002, of euro 1,008 million, of which euro 826 million refers to securitization (euro 848 million at December 31, 2001).

Gross debt at December 31, 2002 totals euro 17,299 million (euro 17,909 million at December 31, 2001). Details are provided in the following table:

(millions of euro)	At 12/31/2002						At 12/31/2001	
	euro	%	*Foreign currency*	%	Total	%	Total	%
Medium/long-term debt	11,767	69	81	26	11,848	68	10,371	58
Short-term borrowings	5,216	31	235	74	5,451	32	7,538	42
Total	**16,983**	**100**	**316**	**100**	**17,299**	**100**	**17,909**	**100**

The portion of medium/long-term debt rose from 58% at December 31, 2001 to 68% at December 31, 2002 following the issue of Telecom Italia fixed-rate notes under the "Global Note Program" for a total of euro 2,500 million.

Telecom Italia S.p.A.

Statements of income

	(millions of euro)	2002	2001	Change amount	Change %
A.	**SALES AND SERVICE REVENUES**	**17,055**	**17,309**	(254)	(1.5)
	Changes in inventory of contract work in process	-	(19)	19	
	Increases in capitalized internal construction costs	11	6	5	83.3
	Operating grants	-	-		
B.	**STANDARD PRODUCTION VALUE**	**17,066**	**17,296**	(230)	(1.3)
	Raw materials and outside services (1)	(6,966)	(7,109)	143	(2.0)
C.	**VALUE ADDED**	**10,100**	**10,187**	(87)	(0.9)
	Labor costs (1)	(2,551)	(2,616)	65	(2.5)
D.	**GROSS OPERATING PROFIT**	**7,549**	**7,571**	(22)	(0.3)
	Depreciation and amortization	(3,020)	(3,321)	301	(9.1)
	Other valuation adjustments	(357)	(159)	(198)	°
	Provisions to reserves for risks and charges	(44)	(100)	56	(56.0)
	Net other income (expense)	(83)	(8)	(75)	°
E.	**OPERATING INCOME**	**4,045**	**3,983**	62	1.6
	Net investment and financial income (expense)	377	(377)	754	°
	Of which value adjustments	*(654)*	*(775)*	121	(15.6)
F.	**INCOME BEFORE EXTRAORDINARY ITEMS AND TAXES**	**4,422**	**3,606**	816	22.6
	Net extraordinary income (expense)	(6,093)	(2,893)	(3,200)	°
G.	**INCOME BEFORE TAXES**	**(1,671)**	**713**	(2,384)	°
	Income taxes	26	(562)	588	°
H.	**NET INCOME (LOSS)**	**(1,645)**	**151**	(1,796)	°

(1) Reduced by related cost recoveries

JJ 00384

Balance Sheets

	(millions of euro)		12/31/2002 (a)	12/31/2001 (b)	Change (a-b)
A.	**INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS**				
	Intangible assets		1,287	1,336	(49)
	Fixed assets		12,678	14,091	(1,413)
	Long-term investments				
	• Equity investments and advances on future capital contributions		15,010	18,149	(3,139)
	• Other		588	221	367
			29,563	**33,797**	**(4,234)**
B.	**WORKING CAPITAL**				
	Inventories		70	77	(7)
	Trade accounts receivable		4,292	5,104	(812)
	Other assets		3,468	3,868	(400)
	Trade accounts payable		(2,958)	(3,549)	591
	Reserves for risks and charges		(3,145)	(1,613)	(1,532)
	Other liabilities		(4,238)	(3,875)	(363)
			(2,511)	**12**	**(2,523)**
C.	**INVESTED CAPITAL,** net of operating liabilities	**(A+B)**	**27,052**	**33,809**	**(6,757)**
D.	**RESERVE FOR EMPLOYEE TERMINATION INDEMNITY**		**(968)**	**(1,025)**	**57**
E.	**INVESTED CAPITAL,** net of operating liabilities and reserve for employee termination indemnities	**(C+D)**	**26,084**	**32,784**	**(6,700)**
	Financed by:				
F.	**SHAREHOLDERS' EQUITY**				
	Share capital paid-in		4,024	4,023	1
	Reserves and retained earnings		8,577	11,697	(3,120)
	Net income (loss)		(1,645)	151	(1,796)
			10,956	**15,871**	**(4,915)**
G.	**MEDIUM/LONG-TERM DEBT**		**11,848**	**10,371**	**1,477**
H.	**NET SHORT-TERM BORROWINGS**				
	Short-term borrowings		5,451	7,538	(2,087)
	Liquid assets and short-term financial assets		(2,698)	(1,248)	(1,450)
	Financial accrued expense (income) and deferred expense (income), net		527	252	275
			3,280	**6,542**	**(3,262)**
		(G+H)	**15,128**	**16,913**	**(1,785)**
I.	**TOTAL**	**(F+G+H)**	**26,084**	**32,784**	**(6,700)**

JJ 00385

Statements of Cash Flows

(millions of euro)		2002		2001
A. NET DEBT, AT BEGINNING OF YEAR		**(16,913)**		**(16,839)**
B. CASH FLOWS - OPERATING ACTIVITIES				
Net income (loss)		(1,645)		151
Depreciation and amortization		3,020		3,321
(Gains) losses on sales of intangibles, fixed assets and long-term investments		(423)		(241)
Writedowns of intangibles and fixed assets and long-term investments		4,371		3,148
Change in working capital (*)		2,579		(514)
Net change in reserve for employee termination indemnities		(57)		(6)
		7,845		**5,859**
C. CASH FLOWS – INVESTING ACTIVITIES				
Intangibles, fixed assets and long-term investments:		(3,608)		(4,495)
. intangible assets	*(648)*		*(727)*	
. fixed assets	*(1,674)*		*(1,739)*	
. long-term investments	*(1,286)*		*(2,029)*	
Intangibles, fixed assets and long-term investments purchased as a result of corporate transactions		(772)		(413)
Proceeds from sale, or redemption value, of intangibles, fixed assets and long-term investments		891		975
Intangibles, fixed assets and long-term investments sold as a result of corporate transactions		690		280
		(2,799)		**(3,653)**
D. CASH FLOWS – FINANCING ACTIVITIES				
Capital contributions		9		10
Capital grants		23		19
		32		**29**
E. DIVIDENDS		**(3,293)**		**(2,309)**
F. CHANGE IN NET DEBT (B+C+D+E)		**1,785**		**(74)**
G. NET DEBT, AT END OF YEAR (A+F)		**(15,128)**		**(16,913)**

(*) The difference with respect to the reclassified "balance sheet" is due to entries affecting working capital. They refer to changes in capital grants, the use of the reserve for losses of subsidiaries and affiliates, the adjustment of medium/long-term loans receivable to year-end exchange rates.

The change in net debt is due to the following:

(millions of euro)	2002	2001
Increase (decrease) in medium/long-term debt	1,477	7,183
Increase (decrease) in short-term borrowings	(3,262)	(7,109)
Total	**(1,785)**	**74**

■ SUBSEQUENT EVENTS

There follows a description of the significant events subsequent to December 31, 2002.

Sale of Globo.com

On January 15, 2003, Telecom Italia Finance sold its 28.57% investment in the Brazilian company Glb Servicos Interativos ("Globo.com") to TIM Brasil for US $15 million. At the end of January, TIM Brasil then sold that investment to the Globo television group. The net gain for the Telecom Italia Group was about euro 4 million.

Renewal of the first securitization tranche 2001

On January 22, the company TI Securitisation Vehicle renewed the first tranche of euro 100 million of asset backed securities issued on January 29, 2001. The transaction falls under the securitization program of Telecom Italia telephone bills and is described in greater detail in the notes to the financial statements of Telecom Italia S.p.A..

Early purchase of leased assets

On January 27, 2003, the procedures were completed for the early purchase of 12 property units (for about 300,000 square meters) from Teleleasing S.p.A. that are used by Telecom Italia S.p.A. and other Group companies under financial leasing contracts. The deal involved a total financial payment of some euro 369 million for the entire Group.

Sale of the TI Logistic business segment

On January 27, 2003, Telecom Italia announced an agreement with TNT Logistics Italia whereby this company would take over the warehouse and distribution operations of wireline telephone products for customers and for assistance and installation for the Telecom Italia network. The agreement also provides for the sale to TNT Logistics of the relative business segment of Telecom Italia, including six central warehouses, 100 advance warehouses and over 4.5 million pieces of telephone equipment and parts a year. The understanding, finalized with the aim of concentrating on the core business, became operative on March 5, 2003 following the authorization of the Antitrust Authority and the experiment with the labor consultation procedure.

Acquisition of Consodata shares

On February 12, 2003, Seat Pagine Gialle purchased 1,108,695 ordinary shares of the French subsidiary Consodata S.A. - listed on the Nouveau Marché of the Paris Stock Exchange - following the sale option exercised by the founding shareholders to which they were entitled on the basis of the agreement signed originally with the previous management of Seat Pagine Gialle on July 31, 2000. As a result of this transaction, after payment of the agreed consideration of euro 44 per share - for a total amount some euro 48.8 million - Seat Pagine Gialle acquired a further 8.17% stake and voting rights in the company, thus increasing its holding in Consodata S.A. to 98.60%.

Sale of Telekom Srbija

On December 28, 2002, the Telecom Italia Group announced that it had reached an agreement for the sale of its 29% stake in Telekom Srbija to PTT Srbija. The agreement for the sale was finalized on February 20, 2003 and the closing is scheduled to take place by the end of June.
PTT will pay euro 195 million, 120 million of which will be paid in four installments beginning February 2003. The remaining amount will be paid in six semi-annual installments beginning January 2006. The shares sold will be deposited with an international bank until full payment of the price.

Sale of Tele Pay Roll Services

On February 28, 2003, Telecom Italia sold to Accenture group the 100% interest in TE.SS – Tele Pay Roll Services, a company responsible for the administration activities connected with human resources management of the Telecom Italia Group. The sales price was euro 10 million. The transaction falls under the program for the divestiture of non-core businesses by the Telecom Italia Group.

Telecom Italia – Hewlett Packard agreement

On February 21, 2003, Telecom Italia and Hewlett-Packard signed a five-year agreement for management services and outsourcing worth a total of euro 225 million. Under the agreement, HP will supply asset management, help desk, maintenance and administration services for 90,000 Telecom Italia workstations,

drawing upon the skills of around 600 IT Telecom specialists, who will be absorbed by a new HP company specialized in these services. For its part, IT Telecom is to house the systems and manage HP Italia's operating activities in the SAP environment.
The agreement will lead to a closer focus on the core business and efficiency needs in terms of savings in the operation of the distributed environment. The deal becomes binding and operational once the consultations with the labor unions have been concluded and authorization has been received from the Italian Antitrust Authority.

Bonds reserved for employees

On February 13, 2003, the Board of Directors of Telecom Italia resolved, by partially revoking the resolution for the issue of bonds for the part not yet executed, to reduce the bond issue reserved for employees from euro 1 billion to euro 400 million.

Repurchase and subsequent cancellation of notes

On March 11, 2003, the Board of Directors of Telecom Italia voted to repurchase, at market price, and subsequently cancel, a part of the notes subscribed by the subsidiary Telecom Italia Finance up to a maximum amount of euro 2 billion. This decision was taken in order to regulate the ratio of net equity to notes and bonds, in view of the motion for the distribution of reserves up to a maximum amount of euro 1,333 million.

Approval of the 2002 interconnection price list by the National Regulatory Agency

On February 27, 2003, the Infrastructures and Networks Commission of the National Regulatory Agency approved the interconnection price list for 2002, currently being announced, which Telecom Italia must apply to competing operators for the use of its network with regard to Interconnection Services for traffic, Billing Services with the risk of non-payment by Telecom Italia subscribers for access to non-geographical numbers and Unbundling Local Loop Access Services. The economic effects are included in the 2002 financial statements.

LISIT Informatica

On February 4, 2003, Telecom Italia, in a temporary association of companies with Finsiel and Lutech (Lucchini group), won the bid held by the Lombardy Region (through the subsidiary Lombardia Informatica S.p.A.) for the supply of the goods and services needed to disseminate and manage the "Regional Services Card" throughout the Lombardy Region.
The total value of the bid won by the association led by Telecom Italia, scheduled to last until 2009, is approximately euro 350 million.
Within the framework of the obligations undertaken, Telecom Italia and Finsiel acquired 35.2% of the share capital of LISIT, for a total of euro 54 million.

Agreement for the acquisition of Megabeam

In March 2003, Telecom Italia signed the agreement for the acquisition of 100% of the share capital of Megabeam Italia S.p.A., the first Italian wireless internet service provider, for consideration of euro 11.5 million.
Megabeam's acquisition falls under Telecom Italia's broadband strategy, in which wireless technology, such as Wi-Fi, occupies a fundamental role in solutions both for the family and for business, since it enhances the innovative connectivity services on fixed networks with functions and flexibility.
Megabeam offers Wi-Fi networking services in private sites and is experimenting the same Wi-Fi service in public places – in the main Italian airports and in an important hotel chain – using Wireless-Lan which operates on the 2400-2483.5 frequency.
The execution of the agreement is subject to the approval of the Antitrust Authority.

Buy-back of treasury stock by Telecom Italia

Under the transaction for the buy-back of treasury stock authorized by the Ordinary Shareholders' Meeting of Telecom Italia shareholders on November 7, 2001, during the period January 1, 2003 to March 11, 2003, 8,662,500 savings shares were purchased at an average price of euro 4.73 per share, for an investment of euro 41 million, and 915,000 ordinary shares at an average price of euro 6.83 per share, for an investment of euro 6 million. The total treasury stock purchased up to March 11, 2003 amounted to 54,309,500 savings shares at an average price of euro 5.24 for an investment of euro 285 million and 6,195,500 ordinary shares at an average price of euro 8.00 for an investment of euro 50 million.

Sale of SITEBA
On March 12, 2003, Telecom Italia sold, to the other shareholders which exercised their pre-emptive right, the 30% investment held in the share capital of the company SITEBA Sistemi Telematici Bancari S.p.A., for a total amount of some euro 7.2 million.

Merger by incorporation of Telecom Italia Lab in Telecom Italia
As voted by the Extraordinary Shareholders' Meetings of Telecom Italia and Telecom Italia Lab on December 12, 2002, the 100%-controlled company Telecom Italia Lab was merged by incorporation in Telecom Italia. The deed of merger was signed on March 18, 2003, effective for accounting and fiscal purposes on January 1, 2003.

Project to merge Telecom Italia and Olivetti
On March 11, 2003, the Boards of Directors of Olivetti and Telecom Italia passed resolutions on the project directed to the simplification of the corporate structure of the Group via the merger of the two companies. The project specifically calls for the merger by incorporation of Telecom Italia in Olivetti and constitutes a fundamental step in the industrial and financial reorganization process begun in July 2001 and aimed at the creation of value for the shareholders.

■ BUSINESS OUTLOOK

In 2003, the Telecom Italia Group expects to substantially maintain operating income at this year's level and further reduce net debt.

■ RELATED PARTY TRANSACTIONS

With reference to related party transactions, the effects of such transactions on the balance sheet and statement of income in the consolidated financial statements of the Telecom Italia Group at December 31, 2002 are reported in the following table.
The effects of transactions between Telecom Italia S.p.A. and the relative parent companies, subsidiaries and affiliated companies are reported, as a supplement to this disclosure, in the individual notes to the statutory financial statements of Telecom Italia S.p.A..
In the consolidated financial statements, the effects of intercompany transactions on the balance sheet and statement of income, that is, all transactions among consolidated companies, have been eliminated.
All related party transactions, including intercompany transactions, fall within the normal business operations of the group, are governed by market terms or on the basis of specific laws; there aren't atipic or unusual transactions.

Major statement of income and balance sheet components	Transactions with:		Nature of transaction
(millions of euro)	unconsolidated subsidiaries and affiliates	parent companies, subsidiaries and affiliates of parent companies	
Sales and service revenues	299	3	These comprise revenues from Teleleasing (euro 105 million), Brasil Telecom (euro 48 million), Stream (euro 42 million), Auna group (euro 18 million), Telecom Argentina (euro 18 million), Telekom Srbija (euro 17 million)
Raw materials and outside services	445	24	These mainly comprise rent payable to IMSER (euro 153 million) and Telemaco Immobiliare (euro 37 million) as well as TLC service costs from Etecsa Cuba (euro 77 million) and maintenance and assistance contracts from Italtel (euro 40 million) and Siemens Informatica (euro 24 million)
Net other (income) expense	9	-	These mainly relate to cost recoveries for personnel on loan to certain foreign subsidiaries and affiliates
Net financial (income) expense	(9)	(11)	These include accrued interest income on loans made to certain subsidiaries and affiliates (euro 14 million), interest expense payable to Teleleasing for financial leasing transactions (euro 23 million) and interest on the payable by Softe to Olivetti Finance NV (euro 11 million)
Loans in long-term investments	440	-	These comprise medium/long-term loans made to IS TIM (euro 313 million), Tiglio I (euro 54 million), Telegono (euro 34 million) and Tiglio II (euro 30 million)
Financial receivables	35	-	These comprise short-term loans made to TMI group companies (euro 14 million) and Golden Lines (euro 10 million net of provisions)
Financial payables	406	-	These refer mainly to payables for finance leases to Teleleasing (euro 393 million)
Trade and other accounts receivable	219	2	They mainly regard receivables from Stream (euro 71 million), Telekom Srbija (euro 21 million net of provisions), Teleleasing (euro 38 million) and Consorzio Telcal (euro 14 million)
Trade and other accounts payable	386	311	These refer to payables to Olivetti for the settlement of Group VAT and receivables from the tax authorities transferred (euro 296 million) and supply contracts connected with operating and investment activities: they include payables to the Italtel group (euro 150 million), Siemens Informatica (euro 40 million), Teleleasing (euro 17 million) and advances from Consorzio Telcal (euro 103 million)
Contract work in process	110	-	These refer mainly to activities on behalf of Consorzio Telcal for the Telematico Calabria Plan
Guarantees and collateral provided	908	-	These comprise sureties provided on behalf of Is Tim (euro 537 million), Consorzio Csia (euro 85 million) and Stream (euro 72 million) as well as collateral on behalf of Is Tim (euro 110 million)
Purchases and sales commitments	17	-	They refer to commitments with Teleleasing under operating leases.
Investments in fixed assets and intangibles	455	-	These mainly consist of acquisitions of telephone exchanges from the Italtel group (euro 406 million) and computer projects from Webegg (euro 14 million) and Siemens Informatica (euro 19 million)
Acquisition of investments	-	58	*50% of Webegg from Olivetti*
Disposal of investments	690	-	25% of Mobilkom Austria, through the disposal of the Autel holding to Telekom Austria
Contribution and sale of business segments	219	-	They refer to gains realized on the concentration of real estate assets in Tiglio I (euro 159 million) and the contribution of the "asset management" business segment to Tiglio II (euro 60 million) (1).

Related party transactions, excluding transactions among Group companies, also comprise those by the Telecom Italia Group with the Pirelli group and the Edizione Holding group in 2002 as follows:

(millions of euro)	2002	
Sales and service revenues	26	These mainly refer to telephone services to Pirelli group (euro 8 million) and to Edizione Holding (euro 16 million) and to information services to Pirelli group (euro 2 million).
Raw materials and outside services	23	These essentially refer to R & D expenditures and the supply of services in the IPR field to Pirelli group (euro 21 million) and to Edizione Holding group (euro 2 million).
Trade and other accounts receivable	3	These mainly refer to the above-mentioned telephone services to Pirelli group (euro 1.6 million) and to Edizione Holding group (euro 1.5 million).
Trade and other accounts payable	9	These mainly refer to the supply contracts connected with investment activities to Pirelli group (euro 8 million) and to Edizione Holding group (euro 1 million).
Investments in fixed assets and intangibles	32	These mainly refer to purchases of telecommunications cables from Pirelli group.
Acquisition of investments and purchases commitments	21	Purchase of 25.3% stake in EPIClink by Telecom Italia S.p.A. from Pirelli S.p.A. (euro 18 million) purchase commitment for remaining 5% (euro 3 million) (2)
	35	Purchase by TIM of Blu S.p.A. shares, stake from Edizione Holding S.p.A. e Autostrade S.p.A.. (2)
Acquisition of business segments	3	Purchase of a business segment by EPIClink S.p.A. from Pirelli Informatica
Disposal of business segments	15	Gain on the sale of non-facility business segments to Pirelli Real Estate (1)

Moreover, during the year 2002, TIM sold telephone cards for an equivalent amount of some euro 20 million to Autogrill (Edizione Holding Group) for subsequent resale to the public.

(1) The acquisition and sale transactions of equity investments is fully described in the section "Acquisitions and sales of equity investments" *and in the section "Economic and financial performance - Telecom Italia Business Units/Operating* Activities – Other activities".

(2) The transaction is extensively described in the section "Acquisitions and sales of equity investments".



ECONOMIC AND FINANCIAL PERFORMANCE - TELECOM ITALIA BUSINESS UNITS/OPERATING ACTIVITIES

DOMESTIC WIRELINE

- **Growth of profit margins**
- **Innovation of products and service and in the field of Customer Care**
- **Efficiency in costs and investments**
- **Development of fiber optic networks for operators**
- **Corporate reorganization for international services management**

■ THE BUSINESS UNIT

The Domestic Wireline Business Unit operates on a national level as the consolidated market leader in wireline telephone and data services and call centers, for final (retail) customers and other (wholesale) operators. On an international level, Domestic Wireline develops fiber optic networks for wholesale customers, mainly in Europe and Latin America.
During the year, strong competition in the market continued. It was more accentuated in the case of national traffic and was countered with new rate plans offered as part of the action to win back and retain customers.

■ THE STRUCTURE BUSINESS UNIT

The Business Unit is organized as follows:

Telecom Italia DW	National Subsidiaries	International Subsidiaries
Wireline TLC services: . Traffic and Access . Data Business . National Wholesale . International Wholesale (1) . Public Telephone Services	Atesia S.p.A. Path.Net S.p.A. Telecom Italia Sparkle Group (1) - Telecom Italia Sparkle S.p.A. - Pan European Backbone - Telecom Italia of N.A.Inc. - Telemedia Int.Lux. Group	Latin American Nautilus Group Mediterranean Nautilus Group Med-1 Group Intelcom San Marino S.p.A.

(1) "International Wholesale Services" became part ot Telecom Italia Sparkle on December 31, 2002

■ MAJOR CORPORATE EVENTS/SCOPE OF CONSOLIDATION

In 2002, changes in the scope of consolidation were due to the transfer of Saritel S.p.A. to the Information Technology Group Operating Activity and the addition of the company Intelcom San Marino S.p.A. (previously part of the International Operations Operating Activity) following the reorganization of the international operations of the Telecom Italia Group. 2001 figures have been restated accordingly.

On December 31, 2002, Telecom Italia's "International Wholesale Services" business was contributed to Telecom Italia Sparkle (ex TMI - Telemedia International Italia), to which the investments in the companies headed by Pan European Backbone and Telecom Italia of North America were also conferred at the same time. Telecom Italia Sparkle will have the task of developing the international services market aimed at "heavy users", these being wireline and mobile operators, ISPs (Internet Service Providers) and multinational companies. This initiative will enable Telecom Italia to step up its competitive position on the international market by focusing on high-value Data and Internet services with a high growth potential, operated on infrastructures owned by the Group in Italy and abroad.

■ ECONOMIC AND FINANCIAL DATA

The following table shows the key results in 2002 compared to those in 2001, restated for purposes of comparison.

(millions of euro)	2002 (a)	2001 (b)	Change (a - b) amount	%
Sales and service revenues	17,022	17,168	(146)	(0.9)
Gross operating profit	7,965	7,750	215	2.8
% of revenues	*46.8%*	*45.1%*		
Operating income	4,700	4,361	339	7.8
% of revenues	*27.6%*	*25.4%*		
Investments:				
. industrial	2,462	2,801	(339)	(12.1)
. goodwill	-	-	-	-
Employees at year-end (number)	53,682	57,895	(4,213)	(7.3)


Gross operating profit
7,750
7,965
2001
2002

For comments on the performance of operations please refer to the section "Economic and financial review of Telecom Italia S.p.A.".

Compared to the prior year, *Sales and service revenues* reported a reduction of 0.9% (-euro 146 million). This slight fall, which was considerably lower than that reported in 2001 (-1.4% compared to 2000), constitutes a very important result that was achieved thanks to an effective focus on the telephony market, the core market of the Business Unit, and to the notable growth of the broadband markets. Growth in the segment of innovative Data services and Web services was particularly significant. This compensated the decline recorded in traditional data and leased line services, which were affected by a regimented price regime, and the effect of migration towards innovative solutions.
In particular, the reduction in revenues can be mainly attributed to traffic (-euro 533 million) and other components reporting a decline (sales and other revenues), and was offset to a large extent by the increase in charges and fees (+euro 539 million).
In greater detail, the reduction in the average yield of traffic (-8.3%) was partially compensated by an increase in minutes (+2.4%), with greater stability of the market share and growth of 0.1% compared to 2001. The main phenomena which influenced these figures were as follows:

- the spread of commercial rate plans (mainly Teleconomy and Alice) offering rate discounts on traffic in order to build customer loyalty, with payment of subscription charges;
- the rate adjustments of July 1, 2001 and February 1, 2002 which reduced the prices of national and international communications and, at the same time, led to an increase in subscriber line charges for the network;
- the competitive context;
- the sharp growth of "carried" traffic on behalf of other operators.

There was a considerable increase in the *gross operating profit* compared to the prior year (+2.8%), which was amply confirmed by the *operating income* (+7.8%), as a result of steps taken to curb costs and improve the level of the efficiency of invested capital begun in 2001.

Investments fell by 12.1% compared to the prior year, as a result of a selective policy of investments designed to combine efficiency with technological development.

The number of *employees* fell by 4,213 due to cutbacks under Law 223/1991 (3,298), other resignations (2,040), new recruits (1,104) and an increase as a result of transfers of employees from other companies in the Group (21).

■ INFORMATION ON OPERATIONS

The following table shows the operating highlights in 2002, compared to those in 2001:

Operating data	12.31.2002	12.31.2001
Fixed network connections (in thousands)	27,142	27,353
- of which ISDN	5,756	5,403
Annual increase in minutes of traffic on the fixed network (%)	2.4	22.5
• national traffic	1.8	22.8
• international traffic	17.9	16.9
- outgoing	13.0	11.4
- incoming	(0.1)	12.6
- in transit	64.1	39.3

Traffic and access

During 2002, new commercial rate plans were launched for Residential and Business Phone services, including:

Residential telephone services	Ricomincio da Te	Generalized plan combining minutes of free calls (local and long-distance) included in the monthly basic telephone subscription charge
	Teleconomy Forfait	Customized package offering free national calls (local and long-distance calls) of unlimited duration for a fixed monthly cost
	Teleconomy Zero	Customized package offering calls to anywhere in Italy (local and long-distance calls) at a fixed cost per call (regardless of the duration of the call) with a monthly subscription charge
Business telephone services	Ricomincio da Te	In the second half, the plan combining minutes of free calls with a simultaneous adjustment of the monthly basic subscription charge was also introduced to the Business segment
	Business and Corporate Rate Plans	Plan directed at companies with a high volume of traffic detailed into 9 variable rate plans according to the customer's commitment for expenditure, with the expense subdivided into six installments
	Teleconomy Professional Plan	Plan enabling customers to acquire a maximum number of minutes of national traffic included in the monthly subscription charge
	Teleconomy Zero Business	Package offering calls to anywhere in Italy (local and long-distance calls) at a fixed cost per call (regardless of the duration of the call) with a monthly subscription charge

With reference to Public Telephone Service installations, terminals using ISDN technology numbered 104,635 at year-end (+50% compared to year-end 2001).

Data business

During 2002, the commercial range of data packages was expanded by the introduction of new plans in both the data transmission segment of corporate networks and Internet access, offered to Companies and Private Customers alike. These included:

Data transmission services	• Development of new fiber optic solutions for both point-to-point connections and IP services, with new rate plan profiles especially for the small/medium size business segment • Extension of geographical coverage in broadband with 600 new ADSL exchanges, and extension of the ATM service to 80 POP with consequent repricing • Consolidation of the range of value-added services offered through the launch of security solutions for the small/medium-size business segment and enhancement of the range of outsourcing services
Web services	• Launch of the web-wizard rate plan for helping users create websites on the Broadway platform • Launch of storage services which make a secure, confidential space available to companies for keeping and conserving sensitive documents in Internet Data Centers • Enhancement of messaging services through integration with SMS and Fax services and of streaming services on Internet WebStudios with the introduction of hi-tech production and operation tools • Expansion of the IES rate plan with customized e-learning environments for companies • New services for the Full Business Management plan (Housing, Hosting and Colocation)

- **National wholesale**

In 2002, Telecom Italia expanded its activities in the national wholesale area as follows:

- at year-end approximately 131,000 phone lines had been connected directly to the networks of other operators, through Local Loop Unbundling.
- approximately 220,000 ADSL Wholesale lines were acquired by other operators and ISPs.
- an increase of approximately 20% of traffic from traditional interconnection services compared to the prior year.
- an increase of approximately 8% of access lines compared to 2001.
- construction of long-distance fiber optic networks for some leading mobile and wireline operators in 2002.

From the commercial point of view, in 2002 the activities of the Wholesale market were expanded through the following products:

Access to broadband	*Wholesale ADSL*: The plan, which was already available the prior year, was enhanced through the addition of new features in terms of services and economic incentives. A new plan was introduced whereby the ADSL connection is invoiced based on consumption, according to the traffic involved. Finally, promotional offers were introduced for activation fees and discounts on monthly subscription rates *Permanent Virtual Channel*: new technological (SHDSL technology) and commercial (flat-rate charges applied to symmetrical connections) features have also been introduced for this type of connection
Dedicated carrier services	*Giganet:* the service for carrying data on optic connections, already available at the speed of 2.5 Gbit/s, has been expanded with the introduction of the speed of 10 Gbit/s
Unbundling Local Loop Services	*ULL Provisioning*: A new plan has been created to enable operators to obtain additional processing capacity of ULL orders from Telecom Italia compared to the standard capacity. In addition, significant economic incentives were introduced on ULL and Shared Access services
Housing and hosting	There have been significant developments in the offering to accommodate apparatus on Telecom Italia premises. It has been extended to various types of systems and includes the option of maintenance of the apparatus concerned
Internet interconnection traffic	*Decade 7*: OLOs (Other Licensed Operator) and ISPs have initiated the large-scale introduction of the new numbering system for access to Internet through the telephone network. This interconnection service makes it possible to use single numbers on a national scale to dial the access supplier, and also makes it possible to charge the final customer for the traffic in various ways *"Flat collection"*: This new offer has been introduced whereby, in addition to the minute collection system already available, operators can acquire a certain "capacity" of traffic collection at various levels of the network, in blocks of 30 lines

- **International wholesale**

With regard to international wholesale services (which, as described above, were contributed to Telecom Italia Sparkle at the end of 2002 by Telecom Italia - Domestic Wireline), growth was steady both in Telephony services and in IP and Data transmission services:

- With regard to wholesale volumes there was growth (+26.2% compared to the prior year) thanks to interconnection with new international carriers, to greater collection by Italian OLOs on the domestic market and the competitiveness of the Telecom Italia offering in the transit segment.
- In the area of IP and data transmission, there was an increase in the sales of innovative international connectivity services, (+6.7% compared to 2001), in line with the growth trend of the market.

- **National network**

The national network in statistics at December 31, 2002 is as follows.

Exchange areas	about 10,400
Switching areas	615, served by 628 Line Stages (LS)
Gateway areas	33, served by 66 Transit Group Stages (TGS)
Copper access network	104.3 millions of kilometers-pair
Fiber optic access network	417,000 kilometers-line
Fiber optic carrier network	3.18 million of kilometers-line
Direct dialing circuits	3.6 million
Network for direct digital circuits	511,600 access points with speed up to 2 Mbit/s
Frame Relay accesses	about 71,500 gates at 2 Mbit/s
PoP main data networks	32

As far as the national network is concerned, during 2002, infrastructures and operation systems were improved, in particular, by the development of the infrastructure supporting broadband services. The following activities are worthy of note:

National Backbone	The migration of long-distance phone traffic from a backbone based on circuit technologies to the innovative one based on IP technologies began. In 2002, work began to integrate the voice and data network platforms with the migration of voice traffic to the Rome-Milan route on the innovative IP network; the project is scheduled for completion in 2004
ADSL	In 2002, the ADSL network was extended to increase the coverage of the ADSL service to more than 74% of Internet users in 1,300 towns with 2,120 exchanges
SHDSL	New technology is making it possible to supply services at up to 2 Mbit/s by using a single two-pair copper cable
Gigabit Ethernet	Work continued to create a network to support the marketing of services based on Gigabit Ethernet technology (Ethernity and Hyperway MPLS services)
W-LAN	The broadband wireless LAN service for private users was introduced
Open Multimedia Platform	The Open Multimedia Platform (Content Delivery Network) was introduced, making it possible to accelerate the distribution time of Web content by repetition on the network server
Carrier network	17 more SDH rings were realized for the network infrastructure called Arianna involving links between the regional networks and the national transmission backbone. The national 96-fiber T-bone fiber optic cable infrastructure using new technology linking the largest Italian cities has been completed along the main line of Turin-Venice and Milan-Palermo via Genoa-Florence-Rome-Naples, and via Bologna-Ancona-Bari. 32-fiber optic wavelength division multiplexer systems (DWDM) have been introduced at the speed of 40 times 10 Gbit/s
Organization of operating activities	Within the framework of striving to improve the efficiency and quality of service, the Single Work Center (CLU) project has been completed for the integration of work centers (which are no longer specialized according to the type of activity) and the reduction of the number of centers from 331 to 148. The Work Force Management (WFM) and Trouble Ticket Management (TTM) platform has now been spread to all the work centers. The organization of network platform supervision and control has been centralized and the number of national centers has been reduced from 11 to 5. The delivery and assurance processes were re-engineered and optimized
Value-added voice services	With regard to VAS voice services, implemented through the Intelligent Network, numerous new services were created, particularly in the field of Public Telephone Services, games and Customer Operation

- **International network**

The international network in statistics at December 31, 2002 is as follows.

Network operator directly connected	237
- Countries connected by direct dialing	220 (more than 9 satellite destinations)
- Countries connected by ISDN	53
Switching exchanges	9 (5 in Milan, 3 in Rome and 1 in Palermo)
Extent of European backbone	36,600 kilometers-line
Bands	2 rings of 60,000 Mbit/s

As far as the international network is concerned, services continued to be activated on the new infrastructures and operating systems developed in 2001. These were carried out in geographical areas with a strong growth in demand for capacity and of strategic importance, thanks partly to interconnection with MED and LAN networks.

At the end of 2002, integrated voice/data POPs in Europe and the U.S.A. were nine, in Amsterdam, Brussels, Frankfurt, London, Milan, Paris, Vienna, Zürich and Newark. The submarine cable network is now approximately 360,000 km long. Highlights during the year include:

Pan-European Backbone	Activation of the pan-European regional network, which connects nine countries (Austria, Belgium, France, Germany, Italy, Holland, Spain, Switzerland and Great Britain) with high-speed optical fibers and a ring structure which will guarantee the self-protection of traffic should a fault occur on any given section. Activation of cross-border services for wholesale customers such as Managed Bandwidth (transmission capacity services), IP connectivity (international IP connectivity services), international phone services (transport and delivery of international phone traffic, also using ATM technology) and GRX (GPRS Roaming eXchange for IP interconnection between GPRS mobile operators) which are now fully operational.
LAN (Latin American Nautilus)	Activation of the final configuration of the LAN ring network, which connects eight junctions in Latin America, including Rio de Janeiro, São Paulo, Buenos Aires and Santiago, to the American junctions in Miami and New York.

MED (Mediterranean Nautilus)	Work continued on the "Mediterranean Nautilus" project, the submarine optical fiber ring network which will connect Italy, Greece, Turkey and Israel, with the completion (in the configuration which ensures self-protection of the traffic) of the ring which connects the points of Catania (Sicily), Chania (Crete), Haifa (Israel) and Tel Aviv (Israel).
TINA (Telecom Italia of North America)	Within the framework of the international development of the Telecom Italia network, POPs were installed in Newark (NJ) and Miami, making it possible to expand and extend the commercial range of services currently active on the Pan-European PEB network (IP connectivity, wholesale phone services and Managed bandwidth) to North America and, through Miami, also to those of South America (LAN). Furthermore, work began to augment capacity on the trans-Atlantic route (EU-USA) .

■ Events subsequent to December 31, 2002

Events already described in the section "Subsequent events" are listed below :

- **New broadband network infrastructure:** in February 2003, Telecom Italia announced the start of an important project to create a new broadband network infrastructure able to distribute hi-tech multimedia services. This initiative will make it possible to adapt telephone exchanges to new technologies through the gradual replacement of current connection systems with apparatus of the new generation.
  The construction of this project was awarded by Telecom Italia to Marconi which won the bid worth more than euro 80 million under a two-year agreement, in keeping with the wide-ranging investment plan that Telecom Italia has set up for developing broadband technologies. Marconi will build the new network infrastructure together with Italtel which will supply its switching technologies and professional services. Thanks in particular to its Access Hub technology, Marconi will make it possible to distribute many services to the clientele, including xDSL, conventional and ISDN telephone services that are able to interact both with conventional exchanges and with new-generation systems based on IP protocols.

- **Approval of the 2002 interconnection price list by the National Regulatory Agency**
  On February 27, 2003, the Infrastructures and Networks Commission of the National Regulatory Agency approved the interconnection price list for 2002, currently being announced, which Telecom Italia must apply to competing operators for the use of its network with regard to Interconnection Services for traffic, Billing Services with the risk of non-payment by Telecom Italia subscribers for access to non-geographical numbers and Unbundling Local Loop Access Services. The economic effects are included in the 2002 financial statements.

■ MAJOR SUBSIDIARIES

Atesia S.p.A.

Held by: Telecom Italia 100.0%

The company operates in the sector of telemarketing and market research.
The table shows the key economic highlights:

(millions of euro)	2002	2001	Change (%)
Sales and service revenues	98	83	18.1
Gross operating profit	38	40	(5.0)
Operating income	32	36	(11.1)

Activities during 2002:

- creation and operation of the first CRM platform and opening of two new Call Centers (about 700 operating stations) to manage the growth of Telecom Italia's business

Path.Net S.p.A.

Held by: Telecom Italia 99.99%, IT Telecom 0.01%

The company is responsible for the development and management of the single Public Administration (R.U.P.A.) network.
The table shows the key economic highlights:

(millions of euro)	2002	2001	Change (%)
Sales and service revenues	93	79	17.7
Gross operating profit	5	3	66.7
Operating income	[illegible]	1	°

JJ00396

Activities during 2002:
- growth of access and transmission band services compared to 2001
- stipulation of eight important new contracts with the Public Administration (at year-end there were 64 active contracts)

TMI group – Telemedia International Italia (Telecom Italia Sparkle as from December 31, 2002)

Held by: Telecom Italia 100.0%

During 2002, the group was reorganized as a result of the contribution of the "International Wholesale Services" business segment of Telecom Italia – Domestic Wireline. It also changed its name to Telecom Italia Sparkle.

The table shows the key economic highlights, which refer exclusively to the former TMI – Telemedia International Italia group, since the contribution of the business segment took place on December 31, 2002:

(millions of euro)	2002	2001	Change (%)
Sales and service revenues	19	91	(79.1)
Gross operating loss	(30)	(53)	43.4
Operating loss	(43)	(126)	65.9

Activities during 2002:
- With reference to the reorganization described above, the economic and financial data for 2002 are not significant

Latin American Nautilus Group

Held by: Telecom Italia 70.0%, Entel Bolivia 10.0%, Entel Chile 10.0%. Tel. Arg. 10.0%

The group ensures the transport of traffic and the supply of transmission capacity for wholesale customers in Latin America.

The table shows the key economic highlights:

	2002 (millions of euro)	2001 (millions of euro)	2002 (millions of US$)	2001 (millions of US$)	Change in US$ (%)
Sales and service revenues	29	3	28	3	°
Gross operating profit (loss)	11	(26)	11	(24)	°
Operating loss	(6)	(27)	(6)	(24)	75.0

Activities during 2002:
- The group network has been fully operational since the first quarter of 2002. Activities during the year focused on extending the customer base and developing new products and services

Mediterranean Nautilus Group

Held by: Telecom Italia 62.51%, Telecom Italia International 7.49%

The group ensures the transport of traffic and the supply of transmission capacity for wholesale customers in the Eastern Mediterranean.

The table shows the key economic highlights:

	2002 (millions of euro)	2001 (millions of euro)	2002 (millions of US$)	2001 (millions of US$)	Change in US$ (%)
Sales and service revenues	64	54	61	48	27.1
Gross operating profit	26	20	24	18	33.3
Operating income (loss)	56	(20)	53	(17)	°

Activities during 2002:
- completion of the creation of the submarine fiber optic link being built between Catania, Chania (Crete), Haifa and Tel Aviv (Israel) and the start of traffic carrier activities
- completion of the landing stations in Catania, Athens, Crete and of a Telehouse in Athens
- delivery of a new cable-laying vessel to update the fleet

Med-1 Group

Held by: Telecom Italia 23.17%, Telecom Italia International 27.83%

The group is responsible for installing land-based and submarine networks in the area of the Middle East.

The table shows the key economic highlights:

	2002 (millions of euro)	**2001 (millions of euro)**	**2002 (millions of US$)**	**2001 (millions of US$)**	**Change in US$ (%)**
Sales and service revenues	**20**	13	**19**	12	58.3
Gross operating profit	**12**	2	**12**	1	°
Operating income (loss)	**4**	(5)	**4**	(5)	°

Activities during 2002:

- management of the laying of the Lev-1 (Israel-Cyprus-Italy) fiber optic submarine network and integration of the land network

Pan European Backbone

Held by: Telecom Italia Sparkle 100.00%

This is a group of companies responsible for the transport of traffic and the supply of transmission capacity for wholesale customers in Europe.

The table shows the key economic highlights:

(millions of euro)	**2002**	**2001**	**Change (%)**
Sales and service revenues	**27**	19	42.1
Gross operating profit	**18**	13	38.5
Operating income	**6**	7	(14.3)

Activities during 2002:

- completion of the Vienna junction and consolidation of commercial activities with the aim of supplying wholesale customers with Managed Bandwidth services (transmission capacity services), IP Connectivity, international phone services and GRX (GPRS Roaming eXchange)

Intelcom San Marino S.p.A.

Held by: Telecom Italia International 70.00%

The company operates under a concession for international telephone services in the Republic of San Marino. In addition, it offers value-added services connected with the sale of international connections, as well as data-transmission, hosting and housing and Internet-access services.

The table shows the key economic highlights:

(millions of euro)	**2002**	**2001**	**Change (%)**
Sales and service revenues	**25**	41	(39.0)
Gross operating profit (loss)	**(1)**	2	°
Operating income (loss)	**(11)**	1	°
Volume of traffic handled (millions of minutes)	**166**	304	(45.4)
Internet customers at year-end (thousands)	**5.3**	4.6	15.2

Activities during the 2002:

- The company is currently working out an organizational restructuring plan and a commercial repositioning plan

MOBILE

- **Growth of revenues and improvement in profitability margins**
- **Confirmation of leadership on the domestic market**
- **Launch of GSM service in Brazil**
- **Completion of non-core asset divestiture program**
- **Completion of integration of the former company Blu S.p.A.**

THE BUSINESS UNIT

The Mobile Services Business Unit (TIM group) operates in the sector of national and international mobile telecommunications. Its international presence is concentrated in Latin America and in the Mediterranean Basin.

During 2002, the spread of wireless telephone services throughout the world continued at a steady pace. The number of customers exceeded the billion mark, with penetration of the population at close to 20%. In this scenario, Italy is a market that can now be considered saturated (with a penetration rate of more than 90%) whereas Latin America, with approximately 100 million customers and a level of penetration of approximately 20%, is a market with enormous potential (growth in 2002 was higher than 20%).

THE STRUCTURE OF THE BUSINESS UNIT

The Business Unit is organized as follows:

Mobile			
National Subsidiaries	**International Subsidiaries**		**Affiliated companies**
TIM – Telecom Italia Mobile S.p.A	**Mobile South America**	**Other Subsidiaries**	IS TIM T.H.A.S. (Turkey)
	TIM International N.V.		
	TIM Brasil Group Bitel Participacoes S.A.(Brazil) Tele Nordeste Celular Group Participaçoes (Brazil) Tele Celular Sul Group Participaçoes (Brazil) Maxitel S.A. (Brazil) TIM Celular S.A .Brazil) TIMNet.com S.A. (Brazil) TIM Perù S.A.C. Corporacion Digitel C.A. (Venezuela)	Stet Hellas Telecommunications S.A. (Greece)	

MAJOR CORPORATE EVENTS/SCOPE OF CONSOLIDATION

The year 2002 was marked by:

- the sale of BDT (Bouygues Decaux Telecom, a 19.61%-owned affiliate, the group holding company of the French operator Bouygues Telecom), for proceeds of euro 750 million and a gain of euro 484 million;
- the sale of Autel (a 100%-owned subsidiary which holds a 25% stake in the Mobilkom Austria group) to Telekom Austria, for proceeds of euro 756 million and a gain of euro 163 million;
- the sale of Auna, for proceeds of euro 240 million and a gain of euro 198 million;
- the purchase of 17.45% of the ordinary share capital of Stet Hellas for euro 108 million, bringing the stake held by TIM International to 81.40%;
- the purchase of 10% of the ordinary share capital of Digitel for euro 32 million, bringing the stake held by TIM International to 66.56%;
- the purchase of 100% of the share capital of Blu, later absorbed by TIM S.p.A.

These transactions had no significant effect on the scope of consolidation in that the companies sold had been valued using the equity method, whereas the acquisition of Blu, consolidated in the Mobile Business Unit for the fourth quarter of 2002 only, had no meaningful impact on the results of operations or on the financial condition.

■ ECONOMIC AND FINANCIAL DATA

The following table shows the key results in the 2002, compared to those in 2001.

(millions of euro)	2002 (a)	2001 (b)	Change (a - b) amount	Change (a - b) %
Sales and service revenues	10,867	10,250	617	6.0
Gross operating profit	5,039	4,760	279	5.9
% on Revenues	*46.4%*	*46.4%*		
Operating income	3,358	3,136	222	7.1
% on Revenues	*30.9%*	*30.6%*		
Investments:				
. industrial	1,715	3,151	(1,436)	(45.6)
. goodwill	196	31	165	°
Employees at year-end (number)	18,702	16,721	1,981	11.8

Gross operating profit



5,039
4,760
2001
2002

In 2002, *sales and service revenues* amounted to euro 10,867 million, an increase of euro 617 million (+6% compared to 2001) despite the effects deriving from the weakness of the Brazilian and Venezuelan currencies. Excluding the effect of the changes in the exchange rates, the increase in revenues would be +11.9% compared to the prior year.
The growth in revenues can mainly be attributed to Italy (+6.7%).
In addition, the TIM Brasil group reported revenues of euro 39 million generated by the GSM service launched in the fourth quarter of 2002.

In 2002, the *gross operating profit* was euro 5,039 million, with an increase of euro 279 million (+5.9% compared to 2001). As a percentage of revenues, the *gross operating profit* was 46.4% (46.4% in 2001). Excluding the effect of the changes in the exchange rates, the growth of the gross operating profit would be +8.6% compared to the prior year, and can mainly be attributed to the positive performance reported by TIM S.p.A. (+euro 304 million), Stet Hellas (+euro 67 million) and to the improvement in the results, albeit still negative, of TIM Perù (+euro 26 million).

Operating income in 2002 was euro 3,358 million, an increase of euro 222 million (+7.1% compared to 2001) and, as a percentage of revenues was 30.9% (30.6% in 2001). The increase in the operating income can mainly be attributed to the positive results of TIM S.p.A. (+euro 213 million) and Stet Hellas (+euro 42 million) which compensates for the deterioration in the operating income of the TIM Brasil group (euro 45 million) due to expenses incurred for start-up operations.
Since the financial statements of TIM S.p.A. include the economic and financial results for the whole of 2002 of the former company Blu S.p.A., for the purposes of consolidation the economic and equity situation of TIM S.p.A. has been adjusted to eliminate the effects of the merger with Blu as regards pre-acquisition transactions. Furthermore, the economic and equity situation of TIM S.p.A. has been adjusted to account for tax interference mainly for the amortization taken on the UMTS licenses.

Industrial investments in 2002 amounted to a total of euro 1,715 million, with a decrease compared to 2001 of euro 1,436 million, relating to the considerable investments made in 2001 for the acquisition of telecommunications licenses and for the start-up and development of foreign subsidiaries and affiliates.

At December 31, 2002, *employees* numbered 18,702 with an increase of 1,981 compared to December 31, 2001 due both to the acquisition of Blu S.p.A. and the increase in the number of employees of the South American companies connected, amongst other things, with the launch of the GSM service in Brazil.
For a description of operations, please refer to the comment on the parent company TIM and the individual consolidated companies.

JJ 00400

■ ECONOMIC AND FINANCIAL DATA FOR MOBILE OPERATIONS IN SOUTH AMERICA

The following table shows the key economic and financial highlights of the Mobile BU operations in Latin America, coordinated by Latin America Operations (LAO).

(millions of euro)	2002 (a)	2001 (b)	Change (a - b) amount	Change (a - b) %
Sales and service revenues	1,298	1,403	(105)	(7.5)
Gross operating profit	274	355	(81)	(22.8)
% on Revenues	*21.1*	*25.3*		
Operating loss	(98)	(72)	(26)	(36.1)
% on Revenues	°	°		
Investment:				
. industrial	541	1,662	(1,121)	(67.4)
. goodwill				
Employees at year-end (number)	7,050	5,678	1,372	24.2



Gross operating profit
355
274
2001
2002

In 2002, the operations of the Mobile Business Unit in Latin America generated *revenues* of euro 1,298 million, with a decrease of 7.5% compared to 2001, and can mainly be attributed to the effect of changes in the exchange rates resulting from the weakening of the Brazilian and Venezuelan currencies.
Gross operating profit for 2002 amounted to euro 274 million, with a decrease of 22.8% compared to 2001. This was due mainly to expenses incurred for start-up activities.
Operating income for 2002 was a loss of euro 98 million.
In 2002, *industrial investments* amounted to euro 541 million, with a decrease compared to 2001 of euro 1,121 million. The decrease can be correlated to the aforementioned investments made in 2001 to acquire PCS telecommunications licenses in Brazil and the start-up and development of foreign subsidiaries. In particular, on October 18, following the concession of authorization from Anatel, the Brazilian Regulatory body for telecommunications, the TIM group launched a commercial plan for the GSM mobile telephone service throughout the Brazilian territory.
At December 31, 2002, *employees* numbered 7,050, an increase of 1,372 compared to December 31, 2001 which can mainly be attributed to the increase of employees associated with the above-mentioned launch of the GSM service in Brazil.

■ TELECOM ITALIA MOBILE S.p.A. (PARENT COMPANY)

Held by: Telecom Italia 54.82%, TI Finance 0.17%

The following table shows the key economic highlights. Since the 2002 economic results of TIM S.p.A. also include those of the merged company Blu, for purposes of comparison with the figures of the prior year, the results are also shown net of Blu.

(millions of euro)	2002 TIM EXCLUDING BLU (a)	2002 BLU (b)	2002 TIM POST-MERGER (*) (a+b)	2001 TIM (c)	Change (%) (a-c)
Sales and service revenues	8,915	213	9,022	8,357	6.7
Gross operating profit (loss)	4,529	(125)	4,404	4,225	7.2
Operating income (loss)	3,323	(170)	3,153	3,231	2.8

(*) The figures are net of any intercompany eliminations.

JJ 00401

The comments on the key economic and financial results refer to data excluding the effects of Blu's operations.

The increase in *sales and service revenues* stems from higher service revenues, the VAS component of which increased by more than 41% to euro 752 million, thanks to the growth of SMS (+32.6%) and the increase in traffic to euro 6,845 million (+3.5%) especially as a result of the growth of Internet traffic.
Revenues from prepaid cards showed an increase of 19.3%.
Revenues from sales of phones, spurred on by the launch of MMS services, led to overall growth of approximately 9%.

Gross operating profit increased more than revenues, as a result of efforts to curb expenses, achieved also thanks to the considerable efforts made to improve efficiency in operating and administrative expenses.

Operating income rose by 2.8% and was affected by higher amortization and depreciation charges for the year which included:

- the amortization of the UMTS license, recorded beginning from the month of January for purposes of tax deductibility. The charge was some euro 121 million, gross of the tax effect of some euro 49 million;
- higher depreciation of fixed assets following the review of the estimates for the useful lives of the assets. Such higher depreciation, compared to the depreciation charge that would have been recorded if the previous estimated useful lives had been used, amounted to about euro 53 million.

Activities during 2002:
The following table shows the key operating highlights for 2002, compared to 2001, and the main activities carried out by each sector:

TIM – operating highlights (excluding BLU)	**12.31.2002**	**12.31.2001**
TIM lines in Italy (thousands)	25,302	23,946
Mobile traffic (millions of minutes)	36,432	33,784
GSM penetration in Italy (% of population)	99.8	99.7
E-TACS penetration in Italy (% of population)	98.0	98.0

In 2002, TIM continued to develop innovative services with the aim of building customer loyalty and giving users greater incentives for using mobile phones. The most important initiatives are discussed below:

- TIM was the first mobile operator in Europe to launch the new MMS (Multimedia Messaging Service), the multimedia evolution of SMS, making it possible to send and receive, directly from and on cell phones or on PCs, messages composed by photos, images, sound and texts.
- Presentation of the Extended memory SIM Card (64K/byte).
- Launch of the exclusive "4888 Pay For Me" service, which enables customers to charge the cost of a call to the receiver of the call (TIM cell phones and all Telecom Italia fixed phones).

- **MAJOR SUBSIDIARIES**
- **EUROPE**

Stet Hellas Telecommunications S.A.

Held by: TIM International N.V. 81.40%, TI Finance 0.13%

The company operates the GSM service in Greece.
The table shows the main economic and operating data:

(millions of euro)	2002	2001	Change (%)
Sales and service revenues	689	523	31.7
Gross operating profit	255	188	35.6
Operating income	131	89	47.2
Number of lines at year-end (thousands)	2,514	2,135	17.8
Market share	27%	27%	

The results achieved in 2002 confirm the positive market performance of Stet Hellas. Revenues increased by 31.7% compared to the prior year, mainly as a result of the increase in outgoing traffic and VAS services. The gross operating margin rose by 35.6% as a result of market growth, with an increase in industrial costs that was lower than the increase in revenues. The operating income was euro 131 million, an increase of 47.2%.

Activities during 2002:

- Launch of the TELEST E-bill, a service offered to subscribers through Internet
- Development of TELESTET Centers, which helped to encourage the growth of the distribution network
- Launch of the new "B Best Web SMS" service for business clientele
- Experiments with the UMTS infrastructure, currently at the testing stage

- **LATIN AMERICA**

As previously pointed out, the activities of the Mobile BU in Latin America are coordinated by Latin America Operations.

Tele Nordeste Celular Participaçoes Group

Held by: Bitel Participaçoes S.A. 21.18%

The group operates mobile network services in the northeast of Brazil using TDMA technology.
The table shows the main economic and operating data:

	2002 (millions of euro)	2001 (millions of euro)	2002 (millions of reais)	2001 (millions of reais)	Change in reais (%)
Sales and service revenues	359	416	98[illegible]	876	12.3
Gross operating profit	189	198	523	416	25.7
Operating income	98	102	27[illegible]	215	26.0
Number of lines at year-end (thousands)	[illegible]		1,926	1,758	9.6
Market share	[illegible]		59%	65%	

The economic results achieved in 2002 reflect a general increase compared to 2001. Revenues increased by 12.3% thanks to the expansion of telephone traffic and growth in interconnection rates which were updated by Anatel in February. The gross operating profit increased by 25.7% compared to the prior year as a result of an improvement in cost control policies. The operating income rose by 26% compared to 2001.

Activities during 2002:

- Strategy aimed at pursuing profitability and focused on the corporate segment
- Launch of programs to encourage customer loyalty and retention
- Rationalization in the operation of points of sale and with the aim of pursuing a continuous reduction of costs
- Control of investments, while pursuing the objective of maintaining an optimum level of efficiency of service

Tele Celular Sul Participaçoes Group

Held by: Bitel Participaçoes S.A. 20.68%

The group operates mobile network services in the south of Brazil using TDMA technology.
The table shows the main economic and operating data:

	2002 (millions of euro)	2001 (millions of euro)	2002 (millions of reais)	2001 (millions of reais)	Change in reais (%)
Sales and service revenues	364	423	1,010	889	13.6
Gross operating profit	152	179	422	376	12.2
Operating income	69	88	192	185	3.8
Number of lines at year-end (thousands)			1,724	1,604	7.5
Market share			61%	65%	

Positive results were reported in 2002. As in the case of Tele Nordeste Celular, revenues increased compared to 2001 (+13.6%) thanks to higher interconnection rates and greater telephone traffic. Cost control policies led to an increase in the gross operating profit of 12.2% and an improvement in the operating income of 3.8%.
Activities during 2002:

- Implementation of strategies focused on the clientele
- Repositioning of the commercial product range for the business segment
- Growth of revenues from SMS and from value-added services
- Development of diversified sales channels

Maxitel S.A.

Held by: TIM International N.V. 58.70%, Bitel Participaçoes S.A. 37.97%, TIM Brasil S.A. 3.33%

The group handles mobile telephone services in Brazil in the areas of Bahia Sergipe and Minas Gerais using TDMA technology.
The table shows the main economic and operating data:

	2002 (millions of euro)	2001 (millions of euro)	2002 (millions of reais)	2001 (millions of reais)	Change in reais (%)
Sales and service revenues	273	277	755	582	29.7
Gross operating profit	106	86	293	181	61.9
Operating income (loss)	27	(21)	74	(44)	°
Number of lines at year-end (thousands)			1,392	1,196	16.4
Market share			30%	33%	

During 2002, Maxitel reported an increase in revenues of 29.7% compared to 2001, attributed to a significant increase in telephone traffic and to the review of interconnection rates. The increase in revenues, together with a more careful control of costs, led to growth in the gross operating profit of 61.9% and to a positive operating income.
Activities during the year:

- Special offers for subscriber customers to encourage migration to new rate plans
- Commercial strategies focused on customer acquisition and retention of high-profile customers
- Expansion of the range of value-added services

Tim Celular S.A.

Held by: TIM Brasil S.A. 100.00%

The company operates mobile network services using GSM technology in the north of Brazil and in the states of São Paulo, Rio de Janeiro and Espirito Santo.
Within the framework of the corporate reorganization process, Portale Rio Norte and TIM Celular Centro Sul were merged by absorption in Portale Sao Paulo, which subsequently changed its name to Tim Celular.
The table shows the main economic and operating data:

	2002 (millions of euro)	2001 (millions of euro)	2002 (millions of reais)	2001 (millions of reais)	Change in reais (%)
Sales and service revenues	39	0	108	0	-
Gross operating loss	(170)	(16)	(472)	(33)	°
Operating loss	(188)	(16)	(521)	(34)	°
Number of lines at year-end (thousands)	[illegible]		293	0	-

Revenues in 2002 were generated by the launch of the GSM service in the fourth quarter of 2002. The company reported a gross operating loss and an operating loss because of start-up expenses.
Activities in 2002:

- Implementation of the roll-out of the network and IT systems
- Organization of the sales force and the distribution channel
- Strategy focused on innovative features of the GSM service and the SIM card
- Activation of call center services

TIM Perù S.A.C.

Held by: TIM International N.V. 100.00%

The company operates mobile telephone services in Peru.
The table shows the main economic and operating data:

	2002 (millions of euro)	2001 (millions of euro)	2002 (millions of nuevo soles)	2001 (millions of nuevo soles)	Change in nuevo soles (%)
Sales and service revenues	93	34	308	105	193.3
Gross operating loss	(29)	(55)	(95)	(173)	45.1
Operating loss	(61	(76)	(201	(238)	15.5
Number of lines at year-end (thousands)	[illegible]		396	173	128.3
Market share	[illegible]		17%	10%	

In 2002, revenues increased by approximately 193% compared to the prior year, particularly as a result of the intensification of telephone traffic generated by the increase in the customer base. The gross operating result improved by 45.1% compared to 2001 thanks to higher revenues and more careful cost control. Despite the fact that the company again reported an operating loss, it improved considerably compared to the prior year.
Activities during 2002:

- Launch of new products and services, with the aim of developing voice and data traffic
- Expansion of the distribution chain and phone recharging points

Corporacion Digitel C.A.

Held by: TIM International N.V. 66.56%

The company operates mobile telephone services in Venezuela.
The table shows the main economic and operating data:

	2002 (millions of euro)	2001 (millions of euro)	2002 (millions of bolivares)	2001 (millions of bolivares)	Change in bolivares (%)
Sales and service revenues	147	255	260,378	173,328	50.2
Gross operating profit	35	15	51,355	10,139	°
Operating loss	(20	(32)	(30,070)	(21,466)	40.1
Number of lines at year-end (thousands)	[illegible]		894	667	34.0
Market share (*)	[illegible]		15%	18%	

(*)The market share in 2001 cannot be compared to that in 2002 because the latter refers to the whole of Venezuela whereas the 2001 figure refers only to the central region.

JJ 00405

In 2002, revenues increased by 50.2% compared to 2001, thanks to an increase in the number of lines. The gross operating profit improved compared to the prior year as a combined result of a decrease in the costs of services and an increase in revenues. The operating loss shows a deterioration of 40.1% which can mainly be attributed to the impact of the writedown of assets with out-of-date technology.

Activities during 2002:

- Significant changes in the architecture of the network with the choice of Nokia as the main infrastructure supplier
- Updates of prepaid services technology
- Launch of the GPRS and MMS services

AFFILIATED COMPANIES

MEDITERRANEAN BASIN

IS TIM T.H.A.S.

Held by: TIM International N.V. 49.00%

The company operates mobile telephone services in Turkey, under the Aria trademark.

The table shows the main economic and operating data:

	2002 (millions of euro)	2001 (millions of euro)	2002 (billions of Turkish lire)	2001 (billions of Turkish lire)	Change in Turkish lire (%)
Sales and service revenues	83	46	141,276	58,753	140.5
Gross operating loss	(122)	(181)	(207,609)	(229,154)	9.4
Operating loss	(420)	(382)	(715,735)	(484,897)	(47.6)
Number of lines at year-end (thousands)			1,161	540	115.0
Market share			5%	3%	

The results for 2002 cannot be compared with those of 2001 because some of the revenues and costs date from the start of the operations, that is, from March 21, 2001, and thus refer to a shorter period than the twelve months of 2002.

The growth of revenues was negatively influenced by the deterioration of the macroeconomic scenario which was already in place in 2001 and by a regulatory framework which made it impossible to conclude national roaming agreements with other operators. The company succeeded in limiting the growth of consumption costs. As a percentage of revenues, the company reported a gross operating loss, but with a considerable improvement over that of the prior year. The operating loss deteriorated primarily as a result of the higher amortization and depreciation charges.

Activities during 2002:

- New rate plans aimed at corporate clientele and the introduction of rates based on time frames
- Launch of new services including "pay for me"
- Continuation of the network roll-out with a significant increase in radio base stations

JJ 00406

SOUTH AMERICA

In May 2002, the International Operations (IOP) "Operating Activity" was disbanded. While the companies involved maintained the same corporate control structure, the companies and business segments of Telecom Italia which formerly reported to the IOP have been transferred to Domestic Wireline (Intelcom San Marino and Golden Lines), the Foreign Holdings Corporate Function (9Telecom Reseau group, BBNed group, Auna group, Telekom Austria group, Telekom Srbija, Etec S.A. and what remains of the ex IOP), while all the companies situated in Latin America are now coordinated by Latin America Operations (LAO).

LAO's structure is organized as follows:

Latin America Operations		
Subsidiaries		Affiliates
. TIM Brasil Group . TIM Perù S.A.C. . Corporacion Digitel C.A. (Venezuela)	. Entel Chile Group . Entel Bolivia Group . Telecom Italia America Latina	. Telecom Argentina Group . GLB Serviços Interativos (Globo.com) - Brazil

The following comments present the key consolidated economic and financial highlights of the Entel Chile group, the Entel Bolivia group, the company Telecom Italia America Latina and the South America business segment of Telecom Italia.
The economic and financial highlights of the companies in the Tim Brasil group, Tim Perù and Corporacion Digitel are described in the section pertaining to the Mobile BU.

■ MAJOR CORPORATE EVENTS/SCOPE OF CONSOLIDATION

2002 was marked by the following transactions:

- Sale, by Telecom Italia Group of a stake in Solpart Participacoes S.A. (indirect parent company of Brasil Telecom) to other shareholders for a price of US $47,000, which takes into account the value of the ordinary shares compared to the preferred shares based on the economic value of Solpart. Following this transaction, the Group's stake in ordinary share capital fell from 37.29% to 19.0%. As a result, the regulatory obstacle preventing the TIM group from launching a mobile telephone service based on GSM technology throughout Brazil was removed. Within the framework of this transaction, both parties have an option which can be exercised in the event certain conditions are met that will restore the shareholder position quo ante.

- on August 19, as a result of the transformation of the subsidiary Telecom Italia do Brasil Ltda, the company Telecom Italia America Latina S.A. came into being. Subsequently, on September 26, Telecom Italia S.p.A. subscribed to the share capital increase of euro 11 million voted by the subsidiary.

■ ECONOMIC AND FINANCIAL DATA

The following table shows the key highlights, restated for the purposes of comparison, of the Entel Chile group, the Entel Bolivia group, the company Telecom Italia America Latina and the South America business segment of Telecom Italia in 2002, compared to those of 2001.

(millions of euro)	2002 (a)	2001 (b) (1)	Change (a - b) amount	%
Sales and service revenues	1,409	1,534	(125)	(8.1)
Gross operating profit	450	527	(77)	(14.6)
% on Revenues	*31.9%*	*34.4%*		
Operating income	146	187	(41)	(21.9)
% on Revenues	*10.4%*	*12.2%*		
Investments:				
. industrial	216	406	(190)	(46.8)
. goodwill	[illegible]	-		
Employees at year-end (number) (1)	5,461	5,746	(285)	(5.0)

(1) Figures restated for the purposes of comparison.


Gross operating profit
527
450
2001
2002

Sales and service revenues amounted to euro 1,409 million, with a decrease of 8.1% (-euro 125 million in absolute terms) compared to 2001. The decrease can be attributed mainly to exchange rate fluctuations (which generated a total impact of -euro 212 million, of which euro 182 million refer to the Chilean peso and euro 29 million to the Bolivian boliviano). Had this effect not been considered, consolidated revenues would have increased by 5.7%, as a result of the increase in revenues of the Entel Chile group (+12.3% in local currency). This was offset by the effects of the deregulation of the Bolivian market (Entel Bolivia reported a reduction of approximately 4.5% in local currency), and the suspension with effect from April 1, 2002 of the contribution of the management fee under the terms of the contract with Telecom Argentina.

The fluctuations described affected profitability performance. In particular, the *gross operating profit* decreased by euro 77 million (-14.6%) compared to 2001, of which approximately euro 65 million can be attributed to the exchange effect. Excluding the exchange effect, the reduction in the gross operating profit compared to 2001 would have been 2.3% and can be ascribed to the suspension of the payment of the management fee by Telecom Argentina and lower profit margins in Bolivia that were offset by a recovery in Chile that can be attributed to improved profit margins in the mobile sector. As a percentage of revenues, the gross operating profit was 31.9% in 2002 (34.4% in the prior year).

Operating income confirms the trends already described with regard to the gross operating profit. As a percentage of revenues, the operating income was 10.4% in 2002 (compared to 12.2% in 2001).

Industrial investments show a declining trend compared to December 31 2001, with a reduction of 46.8%.

Employees numbered 5,461, with a decrease of 285 (-5.0%) compared to December 31, 2001. This can mainly be attributed to rationalization measures adopted by the Entel Chile group and the Entel Bolivia group (reductions of -180 and -122 respectively compared to December 31, 2001).

Entel Chile Group

Held by: Telecom Italia International 54.76%

The group operates in the sectors of fixed and mobile telephone services, data transmission and Internet access services in Chile.

The table shows the key economic and operating highlights 2002, compared to those of 2001:

	2002 (millions of euro)	2001 (millions of euro)	2002 (billions of pesos)	2001 (billions of pesos)	Change in pesos (%)
Sales and service revenues	1,223	1,251	79[illegible]	710	12.3
Gross operating profit	381	374	248	212	17.0
Operating income	151	128	99	72	37.5
No. of fixed lines at year-end (thousands)			98	95	
No. of mobile customers at year-end (thousands)			2,293	1,936	
Internet customers at year-end (thousands)			513	326	

JJ 00408

Activities during 2002:

- Despite the persisting recessive macroeconomic context in South America, in 2002, the Entel Chile group considerably improved all the economic indicators of operational profitability, consolidating its leadership position as a mobile telephone services operator and successfully implementing a fast Internet-access service using WLL technology in Chile and long distance services in Peru and Venezuela
- In August 2002, the Entel Chile group reduced the number of its employees (468 between staff and outsourcing) incurring extraordinary expenses of approximately euro 10 million

Entel Bolivia Group

Held by: Telecom Italia International through ICH/ETI 50.00%

The group operates in the sectors of wireline and mobile telephone services, Internet, data transmission, telex and telegraphy services in Bolivia.

The table shows the economic and operating highlights for 2002, compared to those of 2001:

	2002 (millions of euro)	2001 (millions of euro)	2002 (millions of bolivianos)	2001 (millions of bolivianos)	Change in bolivianos (%)
Sales and service revenues	186	224	1,260	1,320	(4.5)
Gross operating profit	72	92	489	545	(10.3)
Operating income	2	15	15	91	(83.5)
Number of fixed lines at year-end (thousands)			50	53	
Number of mobile customers at year-end (thousands)			462	368	
Internet customers at year-end (thousands)			15	12	

Activities during 2002:

- Following the deregulation of the market in November 2001, there are now 7 Long Distance and 4 mobile competitors operating in Bolivia, whereas local traffic continues to be operated mainly by pre-existing operators ("cooperativas")
  In this scenario, the operating performance of the group (which formerly held the monopoly for long distance service) shows a significant reduction in revenues from wireline services (-23% in local currency, as a result of lower volumes and price fluctuations) and a decline in profitability (the gross operating profit in local currency was -10% compared to 2001). There was also a reduction in the market share which fell to 87% on long distance service and 71% on international long distance service. Conversely, the mobile sector showed marked growth. Revenues increased by 50% thanks to the dynamics of customers. The company now leads the field with 52% of the market
- During 2002, the group implemented a radical rationalization plan to reduce labor costs (-7%) and investments (-61% compared to 2001), giving priority to the development of GSM technology in keeping with the strategies decided for South America. 2002 also saw the start-up of the xDSL service

Affiliated companies

Telecom Argentina Group

Held by: Telecom Italia and Telecom Italia International through Nortel Inversora 13.97%

The group operates in the sector of fixed and mobile telephone services, data-transmission and Internet-access services in Argentina.

The table shows the key economic and operating highlights:

	2002 (millions of euro)	2001 (millions of euro)	2002 (millions of pesos)	2001 (millions of pesos)	Change in pesos (%)
Sales and service revenues	1,115	3,558	3,940	3,188	23.6
Gross operating profit	672	1,904	2,374	1,705	39.2
Operating income	6	636	21	570	(96.3)
Number of fixed lines at year-end (thousands)			3,295	3,584	
Number of mobile lines at year-end (thousands)			2,725	2,636	
Internet customers at year-end (thousands)			181	247	

The figure for mobile lines at December 31, 2001 includes Nucleo customers.

Activities during 2002:

- The group is implementing a plan to optimize costs and investments and is making efforts to restructure the debt resulting from the serious crisis prevailing in the country
- The group maintained its leadership in the mobile sector, whereas the development of ADSL services has been slowed down by the weakness in the demand for domestic consumption

In the 2002 financial statements, the value of the investment held by Telecom Italia Group in Nortel Inversora, written off in the consolidated financial statements at December 31, 2001, has remained unchanged.

Furthermore, the Telecom Italia Group, as a result of the Nortel Inversora Shareholders' Meeting on April 25 and September 13, 2002 which gave voting rights in the shareholders' meeting to the savings shareholders and the right to appoint their own representative on the Board of Directors, has reduced its percentage of vote in the shareholders' meeting to 33.89%. The percentage holding of ordinary share capital has remained unchanged at 50%, as well as the economic rights thereto.
Finally, as part of the plan to restructure debt, on February 12, 2003, Telecom Argentina and its subsidiary Telecom Personal announced the intention to launch an offer for a portion of its financial debt for cash and to effect a partial payment of the interest due. The offer will be launched after the necessary approvals are received from the competent regulatory authorities.

****

In order to present an overall view of **Latin America Operations (LAO)**, the following table shows the key economic and financial highlights of all the companies operating in wireline and mobile telephone services in South America in 2002, compared to those in 2001, restated for the purposes of comparison.

	2002 (a)	2001 (b)(1)	Change (a - b)	
(millions of euro)			amount	%
Sales and service revenues	2,706	2,937	(231)	(7.9)
Gross operating profit	724	882	(158)	(17.9)
% on Revenues	*26.8*	*30*		
Operating income	48	115	(67)	(58.3)
% on Revenues	*1.8*	*3.9*		
Investments:				
. industrial	757	2,068	(1,311)	(63.4)
. goodwill	0	0	-	-
Employees at year-end (number)	12,511	11,424	1,087	9.5

(1) Figures restated for the purposes of comparison.

INTERNET AND MEDIA

- **Sharp increase in profitability, gross operating profit reaches 29.8% of revenues**
- **Revenues gain 1.7% thanks to the positive trend of telephone publishing**
- **Rationalization of activities and focus on core business areas**

THE BUSINESS UNIT

The Internet and Media Business Unit is responsible for the whole chain of value in the media sector, satisfying the public's need for information and entertainment, and the communication requirements of the business sector, through the production of traditional products on paper, and innovative products through the media of Internet, the telephone and television.

In the field of telephone publishing, the group leads the field in Italy and is the second largest telephone publishing group in the United Kingdom with a market share of 14%. In the Internet sector, Seat Pagine Gialle promotes the development of all Internet services for residential customers and for small and medium-size companies: access, portals and web services. In Directory Assistance, the group handles the 89.24.24 Pronto Pagine Gialle 24-hour service in Italy and has a market share of more than 30% in Germany. Furthermore, in Italy, Seat Pagine Gialle is the top company in the marketing of services and products for the office and is present in the television sector with La7 and MTV Italia.

THE STRUCTURE OF THE BUSINESS UNIT

The Business Unit consists of the Seat Pagine Gialle group, which is organized as follows (the table shows the main consolidated companies/areas of consolidated operations):

Seat Pagine Gialle Group					
Directories	**Directory Assistance**	**Internet**	**Office Products & Services**	**Business Information**	**TV and Other**
. Seat Pagine Gialle – Directories Division Italia . TDL Infomedia Group	. Telegate Group . Seat Pagine Gialle – Directory Assistance Division	. Seat Pagine Gialle - Tin.it . Matrix	. Buffetti Group . CIPI	. Consodata Group . Pan-Adress . NetCreations	. Holding Media e Comunicazione Group

MAJOR CORPORATE EVENTS/SCOPE OF CONSOLIDATION

There were no significant changes in the scope of consolidation compared to 2001.

Major corporate transactions during the year comprised the sale of Datahouse (Business Information) and Neoexpo (Directories) and the investments in the affiliated companies Mondus, Viasat and Roncadin. Transactions were also concluded for the rationalization and simplification of the corporate structure, particularly in the TV sector.

ECONOMIC AND FINANCIAL DATA

The table shows the key highlights for 2002, compared to those for 2001.

JJ 00412

Gross operating profit


593
444
2001
2002

(millions of euro)	2002 (a)	2001 (b)	Change (a - b)	
			amount	%
Sales and service revenues	1,991	1,957	34	1.7
Gross operating profit	593	444	149	33.6
% on Revenues	*29.8%*	*22.7%*		
Operating income	232	31	201	°
% on Revenues	*11.7%*	*1.6%*		
Investments:				
. industrial	81	175	(94)	(53.7)
. goodwill	40	203	(163)	(80.3)
Employees at year-end (number)	7,715	9,264	(1,549)	(16.7)

Consolidated *revenues* of the Seat Pagine Gialle group for 2002 showed an increase of 1.7% to euro 1,991 million compared to 2001. The largest contributor to the increase was telephone publishing activities, which rose by 3.4%.

revenues), while *operating income* rose from euro 31 million in 2001 to euro 232 million in 2002. These figures – despite the persisting crisis in the advertising market - are the result of the initiatives launched by management which, in a particularly difficult economic context, concentrated on rationalizing activities, curbing costs and applying selectivity in its initiatives. In particular, during 2002, important improvements in efficiency were achieved in the areas of Internet, Directories and Directory Assistance (which, together, constitute 73% of aggregate revenues). For the first time, all the areas of operations generated a gross operating profit (with the sole exception of Television, where, however, there were lower losses than in 2001).

A more effective capital allocation policy made it possible to reduce *industrial investments* by 53.7% (from euro 175 million in 2001 to euro 81 million in 2002). The reduction of 80.3% in *investments in goodwill* (from euro 203 million in 2001 to euro 40 million in 2002) reflects fewer purchases of consolidated investments effected in 2002.

Rationalization measures led to a reduction in the number of *employees* of 1,549 compared to December 31, 2001, from 9,264 to 7,715.

■ INFORMATION ON OPERATIONS

During 2002, in addition to achieving significant improvements in efficiency, Seat Pagine Gialle strengthened its position on the markets in which it operates thanks to a dynamic sales strategy and to its portfolio of highly acclaimed trademarks. The business of the group was characterized by:

- New definition of internal activities and processes and the introduction of a new commercial group structure;
- Launch of new telephone publishing products on paper and the constant development of on-line products (telephone and Internet) as part of the process of integrating the various media;
- Revision of the range of text products proposed by the Virgilio portal and a more effective use of its search tool by offering outgoing priority and listing on the results of searches (PG Net product);
- Entry of Telegate on the British Directory Assistance market, in collaboration with Thomson;
- Collaboration with Telecom Italia Domestic Wireline for the range of integrated content and services in the Alice ADSL subscription package;
- Collaboration on content between the areas of Internet and Television.

For a description of operations during 2002, please refer to the comments on the parent company Seat Pagine Gialle and its main consolidated companies, presented below.

■ EVENTS SUBSEQUENT TO DECEMBER 31, 2002

- In January 2003, the remaining 34% stake was acquired in Teleprofessional. As a result of this transaction, the company is now 100%-owned by Seat Pagine Gialle.
- On February 12, 2003, Seat Pagine Gialle purchased 1,108,695 ordinary shares of the French subsidiary Consodata S.A. - listed on the Nouveau Marché of the Paris Stock

Exchange - following the sale option exercised by the founding shareholders to which they were entitled on the basis of the agreement signed originally with the previous management of Seat Pagine Gialle on July 31, 2000. As a result of this transaction, after payment of the agreed consideration of euro 44 per share - for a total amount of some euro 48.8 million - Seat Pagine Gialle acquired a further 8.17% stake and voting rights in the company, thus increasing its stake in Consodata S.A. to 98.60%.

■ SEAT PAGINE GIALLE (PARENT COMPANY)

Held by: Telecom Italia 53.21%, TI Finance 2.03%, IT Telecom 0.02%

The company operates in the sectors of telephone publishing and the Internet.
The table shows the economic highlights for 2002, compared to those for 2001.

(millions of euro)	2002	2001	Change (%)
Sales and service revenues	1,152	1,090	5.7
Gross operating profit	545	505	8.0
Operating income	348	285	22.2

Activities during 2002:

Telephone publishing	Pagine Bianche	Introduction of the Pagine Bianche name to replace the old directories
	Pagine Gialle	Launch of graphics restyling and innovations in content
	PG on line	Sharp increase in the customer base (+18%), integration with PG Net, a new product offering listing on the Virgilio search engine
	Tuttocittà	Service supplying maps of Italian cities on-line
Internet	Dial up	Growth of 6.3% in the number of users to 1.8 million despite migration towards ADSL
	ADSL	Extension of the product range, introduction of ADSL based on consumption and marked increase in the customer base (Alice+Tin.it), more than tripled compared to 450,000

■ MAJOR SUBSIDIARIES

TDL Infomedia Group

Held by: Seat Pagine Gialle 99.73%

The group operates in the telephone publishing sector and is the second-largest publisher of directories in the United Kingdom.
The table shows the economic highlights for 2002, compared to those for 2001.

(millions of euro)	2002	2001	Change (%)
Sales and service revenues	154	151.2	1.8
Gross operating profit	52	48.4	8.1
Operating income	20	19	2.1

Activities during 2002:

- 173 Thomson Local editions were published and distributed, the same number as in 2001
- Growth in the customer base of paper editions by 4% to 92,791
- Development of the plan to relaunch the yellow pages activities on line (Thomweb)
- Growth of business information services

Telegate Group

Held by: Seat Pagine Gialle 78.44%

The group operates in the sector of Directory Assistance, mainly in Germany and Italy.
The table shows the key economic highlights for 2002, compared to those for 2001.

(millions of euro)	2002	2001	Change (%)
Sales and service revenues	116	135	(14.4)
Gross operating profit	14	(12)	214.3
Operating loss	(3)	(32)	90.4

Activities during 2002:

- Rationalization of Telegate activities in Germany, given the very difficult market situation
- Start-up of operations in the United Kingdom following deregulation and in collaboration with Thomson

Matrix S.p.A.

Held by: Finanziaria WEB 66.0%, Seat Pagine Gialle 0.7%, NV Vertico 33.3%

The company operates in the Internet sector.
The table shows the key economic highlights for 2002, compared to those for 2001.

(millions of euro)	2002	2001	Change (%)
Sales and service revenues	28	26	7.7
Gross operating loss	(7)	(39)	82.1
Operating loss	(15)	(46)	67.4

Activities during 2002:

- New definition of range of activities and strengthening of the company's competitive position (reach of 63% compared to approximately 61% the prior year)
- Complete review of the text and graphics of the Virgilio portal and the launch of the pay-service Virgilio Più
- Introduction of PG Net (a new service offering outgoing priorities and listing on the Virgilio search tool for a fee) with almost 33 thousand on-line customers after 6 months of activity

Buffetti Group

Held by: Seat Pagine Gialle 100.0%

The group operates in the sector of products and services for the office.
The table shows the key economic highlights for 2002, compared to those for 2001.

(millions of euro)	2002	2001	Change (%)
Sales and service revenues	253	239	5.9
Gross operating profit	11	11	-
Operating income	5	4	25.0

Activities during 2002:

- Repositioning towards products with greater added value, with the introduction of print on demand and the digital signature, development of software and the ADSL subscription plan
- Strengthening of the market position of Cipi (promotional gifts), generating revenues of euro 27 million

Consodata Group

Held by: Seat Pagine Gialle 90.42%

The group operates in the sector of business information in the French market.
The table shows the economic highlights for 2002, compared to those for 2001. (Figures restated for the purposes of comparison):

(millions of euro)	2002	2001	Change (%)
Sales and service revenues	83	82	1.2
Gross operating profit	7	4	75.0
Operating loss	(5)	(13)	61.5

Activities during 2002:

- During the first half of the year a plan was started to rationalize operations and relaunch cemmercial activities

Holding Media e Comunicazione Group

Held by: Seat Pagine Gialle 100.0%

The group operates in the sector of radio and television broadcasting.
The table shows the key economic highlights for 2002, compared to those for 2001.

(millions of euro)	2002	2001	Change (%)
Sales and service revenues	88	85	3.5
Gross operating loss	(45)	(75)	40.0
Operating loss	(64)	(99)	35.4

Activities during 2002:

- Repositioning of the television broadcasting channel La7 with new programming and programs starting March 2002, and significant development of MTV Italia
- Consolidation of geographical coverage and the percentage of the population served by the signal distribution network
- Agreement with Cairo Communication to collect advertising business with a guaranteed minimum on channel La7 with effect from 2003
- Collaboration with the Virgilio portal for news

JJ 00416

INFORMATION TECHNOLOGY MARKET

- **Action to improve efficiency and reduce the cost of orders in a shrinkage market with falling prices**
- **Relaunching of commercial dealings with all high-profile customers and acquisition of strategic new customers in the sphere of the Public Administration, banks, insurance companies and transport**

■ INTRODUCTION

The Information Technology Market Business Unit was created in the early months of 2002 with the aim of focusing the activities previously concentrated in the Information Technology Services BU according to the type of customer.
The BU is responsible for organizing the information technology activities of the Group towards the external market, in particular, Central and Local Public Administrations moving towards decentralization and e-government, as well as banks, insurance companies and industry. Its product range covers the whole chain of value of information services. The IT Market BU creates solutions and services around platforms and products of the main market vendors. Customers' problems are solved in one of three possible ways: by acquiring existing solutions on the market, developing special solutions, or by integrating components offered by Finsiel with typical market platforms (including Microsoft, SAP and Oracle).

The year 2002 was marked by growth in the IT services market on a global scale, although growth was more restrained and tended to contract more compared to the prior year. The negative economic situation and the stagnation of the IT market, which affected all operators, and the acquisition of new orders and new customers at lower prices than in the past, obliged companies in the Finsiel group to adopt far-reaching measures to reduce costs and improve efficiency.

■ THE STRUCTURE OF THE BUSINESS UNIT

The Business Unit, which is represented by the Finsiel group, is organized as follows:



Information Technology Market
Major subsidiaries
Finsiel S.p.A.
Agrisian S.C.p.A.
Aspasiel S.p.A.
Banksiel S.p.A.
EIS S.p.A.
Insiel S.p.A.
Tele Sistemi Ferroviari S.p.A.

On October 22, 2002 a new organizational structure became operational in the IT Market BU, organized according to the following functions which have the task of guaranteeing activities relating to the design, development, operation and marketing of IT products/solutions for each respective reference market:



Government
Central and Local Public Administrations market
Finance
Bank and insurance market
Innovation, New markets and Coordination

■ MAJOR CORPORATE EVENTS/SCOPE OF CONSOLIDATION

The following major corporate events and changes in the scope of consolidation took place during the year:

- Sale, in February 2002, of the investment in Lottomatica (18.33%) by Finsiel to Tyche S.p.A., through the tender of its shares in the tender offer.
- Creation, in May 2002, of Sogei Servizi Innovativi and Tecnologici S.p.A. (Sogei 51% and Finsiel 49%). The business purposes of these companies is to obtain and realize initiatives geared to the operation and development of businesses connected with Information Communication Technology (ICT) in the fiscal sector. Furthermore, on July 25, 2002, the company voted a capital increase to be paid partly in cash and partly in kind. The cash

increase was subscribed to by Finsiel while the increase in kind was carried out by Sogei by contribution of its "ETI" business segment. Sogei IT, as a result of the sale of Sogei S.p.A., became an affiliated company and is valued using the equity method.

- Sale, in June 2002, of the investments held by Finsiel in Netikos (75%), Netsiel (31.35% and Telesoft (40%) to IT Telecom.
- On July 10, 2002, Finsiel sold the investment (40.41%) in the affiliated company Informatica Trentina to Deda S.r.l.. The transfer of the shares took place on November 21, 2002.
- On July 31, 2002, Finsiel sold 100% of the share capital of Sogei to the Ministry of Economy and Finance – Department of Fiscal Policy, with the relative transfer of the shares. For purposes of the consolidation of the ITM Business Unit, Sogei's statement of income was consolidated up to June 30, 2002.
- On August 2, 2002, the company AGRISIAN - *Consulenza e Servizi per l'Agricoltura* S.C.p.A., was set up; Finsiel has a 50.86% stake. The company administers a five-year contract with the Ministry for Agriculture and Forestry Policy also on behalf of AGEA (Agency for Agriculture Disbursements). The company was consolidated from the month of August.
- On August 2, 2002, Finsiel signed a contract for the sale of 100% of the capital of Consiel to World Investment Partners S.A. The company was deconsolidated beginning September 1, 2002, while the transfer of shares took place on October 3, 2002.

■ ECONOMIC AND FINANCIAL DATA

The table shows the key highlights for 2002, compared to those for 2001, restated for the purposes of comparison.

(millions of euro)	2002 (a)	2001 (b)(1)	2001	Change (a - b) amount	Change (a - b) %
Sales and service revenues	912	960	1,198	(48)	*(5.0)*
Gross operating profit	104	137	166	(33)	*(24.1)*
% on Revenues	*11.4%*	*14.3%*	*13.9%*		
Operating income	[illegible]	100	123	(39)	*(39.0)*
% on Revenues	*6.7%*	*10.4%*	*10.3%*		
Investments:					
. industrial	30	28	30	2	*7.1*
. goodwill	[illegible]	1	1	(1)	*(100.0)*
Employees at year-end (number)	4,49[illegible]	4,810	6,441	(317)	*(6.6)*

(1) Restated for the purposes of comparison. Note that Sogei is included in the scope of consolidation for only the first six months of 2001 and Consiel for only the first eight months of 2001.

Gross operating profit


137
104
2001
2002

Sales and service revenues, in 2002, decreased by euro 48 million compared to the prior year which was restated for purposes of comparison. A contributory factor to the decrease was a contraction in the revenues of Finsiel, Consiel and Banksiel, resulting from both lower volumes and a reduction in prices with the most important customers. This was offset by an increase in the operations of Intersiel and Insiel both for core customers and as a result of the acquisition of new customers in the Local Public Administration market.

The profitability of the IT Market BU, both in terms of the *gross operating profit* and the *operating income*, decreased as a result of the already-mentioned reduction of prices on some contracts which were renewed during the year, and the new bids won with lower contract prices, that were only partly offset by cost cuts and improved levels of efficiency. The reduction can mainly be attributed to the lower profit margins of Finsiel, Consiel and Tele Sistemi Ferroviari on outsourcing activities for companies in the Ferrovie group.

Industrial investments were much in line with those in the prior year.

The number of *employees* of the IT Market BU fell by 317 compared to the figure at December 31, 2001, adjusted for the purposes of comparison, and can mainly be attributed to Finsiel. The reduction was the result, on the one hand, of the sale by Finsiel of the "Personnel Administration" business segment to Tess S.p.A., and, on the other, to rationalization activities and measures aimed to improve efficiency.

INFORMATION ON OPERATIONS

During 2002, the range of services was rationalized through an organization focusing on the vertical markets (government, finance and enterprises).

Numerous contracts were acquired, including the following:

- **Finsiel** stepped up its collaboration with Inps by winning the bid for new e-service services, with Consip for the document system of the Ministry of Economy and Finance and for the public employment information system. Collaboration continued with MIFAP to create the new National Agricultural Information System and with the Ministry of the Interior on the electronic identity card; at the end of 2002 Emilia Romagna and the Veneto were added to the list of customers in the field of local health services.
- **Insiel** devoted itself to new e-government initiatives: electronic personal Health Records, which can also be consulted via Internet; a system of health-care administration, based on an epidemiological and economic datawarehouse; regional CUP; a regional Coordination and Compensation Center for the Blood Plan; completion of the Territorial and Hospital Information System.
- **Banksiel**, the leading Italian company specializing in IT solutions and services for finance, has supervised the migration of information systems of banks involved in processes of combining or merging with other banks, such as Sanpaolo IMI, Banca Antoniana Popolare Veneta and Banca Popolare di Milano; it has acquired the first important customer in the sphere of insurance (Cattolica group); it has created innovative projects in the area of derivatives (Cassa Risparmio di Firenze) and Wealth Management for Monte dei Paschi di Siena.
- **Tele Sistemi Ferroviari**, the technological partner of the companies of the Ferrovie dello Stato group, has stepped up its presence in local public transport with projects that are highly innovative from a technological point of view; in 2002 the company won three bids for electronic ticketing systems for CIVA (the consortium of companies providing transport in the Province of Varese), ASM of Pavia and the Autonomous Province of Trento. It was also involved in numerous activities for the Italian national rail network, including the electronic system for managing investment projects on the SAP platform, the start of the Traffic Information Platform for planning and operating the rail network; the extension and integration of traffic control and public information systems and development over new companies in the FS group (Centostazioni).

EVENTS SUBSEQUENT TO DECEMBER 31, 2002

- Finsiel with RTI was awarded the bid to develop and operate the new **Ministry of Education Information System** in full outsourcing for five years. The group will create an information system which will be disseminated to teachers, families and students who will be able to interact with the system wherever they are, at school or at home.
- The bid was won for the creation of an **Information System for Social Services and Health Care** and a **Regional Services Card for the Lombardy Region**, under a seven-year contract, which involves the design of a network incorporating all the facilities and operators of health care and social services, as well as new services which the public can access through a Regional Health Care Card;
- Still in the field of health care, the Ministry of Health has entrusted Finsiel with the operation of the information system of the **National Transplant Center**, which Finsiel has been involved in developing over the last three years;
- The bid was awarded for the whole project to create the **portal for Italy's six-month Presidency of the European Union.**
- In mid-January, Finsiel and Oracle Italia (a subsidiary of Oracle Corporation, a world leader in creating software for businesses) signed **an agreement to use and develop vertical applications on the innovative Oracle HTB** (Healthcare Transaction Based) **platform**. Finsiel aims to use the HTB platform for designing new solutions for information systems of clinics and hospitals, and intends to develop approximately 60 specialized resources using Oracle technologies.

- **MAJOR SUBSIDIARIES**

Finsiel S.p.A.

Held by: Telecom Italia 77.92%

The company supplies systems integration and Internet services for the Public Administration and large businesses.

The table shows the key economic highlights for 2002, compared to those for 2001:

(millions of euro)	2002	2001	Change (%)
Sales and service revenues	244	296	(17.6)
Gross operating profit	3	24	(87.5)
Operating income (loss)	(14)	16	°

Activities during 2002:

- There was a reduction in sales and service revenues in 2002, leading to a contraction of profitability indicators. This can almost exclusively be attributed to a revision of the prices applied to important customers and to the acquisition of new orders at lower prices
- The award of numerous bids and the renewal of some important contracts
- The start of initiatives geared to considerably improving the level of efficiency, by taking measures to reduce purchase costs and improve performance through a review of the organizational structure

Banksiel S.p.A.

Held by: Finsiel 55.5%

The company is the leading Italian company in information technology for banking and finance.

The table shows the key economic highlights for 2002, compared to those for 2001:

(millions of euro)	2002	2001	Change (%)
Sales and service revenues	114	118	(3.4)
Gross operating profit	17	16	6.3
Operating income	15	11	36.4

Activities during 2002:

- Consolidation of its market share in the sphere of banking and finance through the rationalization of its range of services
- Start of a service directed at insurance companies, and acquisition of the first important customer in this new market (Cattolica Assicurazioni group)
- New organization with the aim of improving the level of efficiency and capacity to follow its clientele effectively

Insiel S.p.A.

Held by: Finsiel 52.0%

Insiel is the leading company in Italy for solutions and information services for local Public Administrations.

The table shows the key economic highlights for 2002, compared to those for 2001:

(millions of euro)	2002	2001	Change (%)
Sales and service revenues	84	81	3.7
Gross operating profit	18	17	5.9
Operating income	12	11	9.1

Activities during 2002:

- Acquisition of new contracts in the sphere of the Public Administration and Health Care Services, including the electronic identity card project for the Bolzano City Council, the Territorial Information System for Friuli-Venezia Giulia, virtual Records and, in the field of health care, the development of an information system for the administration and operation of health-care services in Friuli-Venezia Giulia, Health Care Records and the citizens Card

Tele Sistemi Ferroviari S.p.A.

Held by: Finsiel 61.0%

The company specializes in the sector of transport and logistics and is a partner of the Italian national railways, the Ferrovie dello Stato group.

The table shows the key economic highlights for 2002, compared to those for 2001:

(millions of euro)	2002	2001	Change (%)
Sales and service revenues	155	157	(1.3)
Gross operating profit	30	35	(14.3)
Operating income	20	28	(28.6)

Activities during 2002:

- Renewal of the ten-year outsourcing contract for the period 2002-2006 for ICT services for the companies of the Ferrovie dello Stato group, with lower contract payments, obliging the company to achieve higher levels of efficiency in order to maintain its levels of profitability;
- Development and innovation of its range of products with the acquisition of important customers in the local public transport sector and new companies in the Ferrovie dello Stato group (Centostazioni)

INFORMATION TECHNOLOGY GROUP

- **Creation of a new Operating Activity directed towards Group services**

THE OPERATING ACTIVITY

The Information Technology Group Operating Activity was created in the early months of 2002 as a result of rationalizing the activities previously included in the Information Technology Services BU. It also incorporates operations of the TILAB group [1].

The unit is responsible for organizing technological innovation and service information technology activities within the Telecom Italia Group, pursuing objectives that will augment efficiency, improve quality and stimulate innovation.

THE STRUCTURE OF THE OPERATING ACTIVITY

The Operating Activity is responsible for the companies dedicated to the Group's information systems within the framework of the plan to integrate the various companies involved.



Information Technology Group
IT Telecom S.p.A.
Eustema S.p.A.
Sodalia North America
Teco Soft Argentina
Telesoft Hellas
Telesoft Russia
NETikos Group
Webegg Group
TILAB Group

The Operating Activity is organized as follows:



Domestic Wireline Solutions
VAS-Solutions
Group Solutions
IT Operations and Infrastructures
IT Architectures

The new operating activity is organized into five production divisions:

Domestic Wireline Solutions – design and development of systems, solutions and IT applications required to oversee the Domestic Wireline business of Telecom Italia;

VAS Solutions – basic systems integrator and technological support in the evolution of innovative services for the Telecom Italia Group;

Group Solutions – design and development of systems, solutions, and IT applications required to monitor the transversal processes of the Business Units and support activities for the information systems of the Mobile Business Unit;

IT Operations and Infrastructures – creation of the IT infrastructures required for running systems, Group applications and the delivery of investment-based services for the market;

IT Architectures – design and creation of applications and infrastructure architectures, ensuring their creation and standardization.

MAJOR CORPORATE EVENTS/SCOPE OF CONSOLIDATION

The following major corporate events and changes in the scope of consolidation took place during the year:

- On December 2, 2002, the following companies were merged by absorption in IT Telecom S.p.A. effective January 1, 2002 for accounting and tax purposes: Netsiel S.p.A., Saritel S.p.A., Sodalia S.p.A. and Telesoft S.p.A.. The transactions previously entered into in order to the execute the mergers were the following:
  - contribution by Telecom Italia S.p.A. to IT Telecom S.p.A. of the holdings in Netsiel S.p.A.

[1] With effect from October 2002, the TILab Group came under the direct control of the Managing Director of Telecom Italia, Carlo Buora.

(68.65%), in Saritel S.p.A. (100%), in Sodalia S.p.A. (100%) and in Telesoft S.p.A. (60%);
- purchase by IT Telecom S.p.A. of the holdings held by Finsiel S.p.A. in Netikos S.p.A. (75%), in Netsiel S.p.A. (31.35%) and in Telesoft S.p.A. (40%).

- purchase by IT Telecom S.p.A., at the end of June, of the 50% stake in Webegg S.p.A. held by Olivetti S.p.A.; Webegg S.p.A. is now 69.8% controlled. The Webegg group was consolidated beginning July 1, 2002.
- Teco Soft España (100%-controlled by Telesoft S.p.A.) was sold on July 31, 2002 after the Telecom Italia group disbanded operations in Spain following the sale of Auna.

■ ECONOMIC AND FINANCIAL DATA

The table shows the key highlights for 2002, compared to those for 2001, restated for the purposes of comparison.


Gross operating profit
188
140
2001
2002

(millions of euro)	2002 (a)	2001 (b)	Change (a - b) amount	Change (a - b) %
Sales and service revenues	1,215	1,198	17	1.4
Gross operating profit	140	188	(48)	(25.5)
% on Revenues	*11.5%*	*15.7%*		
Operating income	(21)	22	(43)	°
% on Revenues	*(1.7%)*	*1.8%*		
Investments:				
. industrial	158	162	(4)	(2.5)
. goodwill	28	6	22	°
Employees at year-end (number)	7,327	6,844	483	7.1

Consolidated *revenues* remained fairly stable and were affected by the fall in prices.
Gross operating profit and *operating income* were also affected by the fall in prices and showed a reduction compared to 2001.
Industrial investments are much in line with those of 2001. *Investments in goodwill* in 2002 refers to the acquisition of the majority stake in Webegg.
The number of *employees* increased as a result of the change in the scope of consolidation, and was particularly affected by the acquisition of the Webegg group (+701 at December 31, 2002, and +719 at June 30,2002).

■ INFORMATION ON OPERATIONS

2002 was marked by the completion of the merger plan for absorption of Netsiel, Saritel, Sodalia and Telesoft by IT Telecom S.p.A., within the framework of a broader reorganization of the investments of the Telecom Italia Group, with the aim of significantly streamlining the decision-making and control chain of the Information Technology segment, in order to achieve single operations, business and organization in a unitary stand for captive TLC supplying and group factories.
In 2002 it proved possible to focus the Business Unit on its core business, TLC, ensuring the development and application of the solutions needed for the functioning of the business and the monitoring of the technological innovation of the information systems as drivers for the development of Telecom Italia.

During the year, operations were marked by a series of initiatives geared to the following objectives:
- increasing efficiency and improving performance;
- reducing the disparate architecture and infrastructure solutions, with obvious economies of scale, strengthening the operational tool and making the best possible use of existing specific professional skills.

■ **EVENTS SUBSEQUENT TO DECEMBER 31, 2002**

These transactions are described in the section "Significant events":

- following the Extraordinary Shareholders' Meetings of TILAB S.p.A. and Telecom Italia, held on December 12, 2002 and December 13, 2002 respectively, TILAB S.p.A. will be merged by absorption in Telecom Italia S.p.A. The merger of Tilab and Telecom Italia is scheduled for March 2003, with effect from January 1, 2003;
- On January 27, 2003, as decided by the Board of Directors on December 19, 2002, IT Telecom acquired the real estate complex in Pomezia (Rome) S.S. 148 Pontina Km. 29,100, by paying off the lease contract with Teleleasing S.p.A. before the expiration date. The purchase price was euro 32.6 million.
- On February 21, 2003, Telecom Italia signed an outsourcing agreement with Hewlett Packard to supply asset management, help desk and maintenance and administration operations regarding 90,000 workstations. The contract, which will last for five years, will draw upon the skills of about 600 IT Telecom specialists who will be transferred to a new HP entity specialized in these services. The strategic importance of this agreement, which is worth euro 255 million and will become binding and operational once consultations have been completed with the unions and a go-ahead has been received from the Italian Antitrust Authority, will generate significant savings in the management of the distributed environment and will lead to a greater focus of the resources on Telecom Italia's core business.

■ **MAJOR SUBSIDIARIES**

IT Telecom S.p.A.

Held by: Telecom Italia 100.0%

The table shows the key economic highlights for 2002, compared to those for 2001:

(millions of euro)	2002	2001 (1)	Change (%)
Sales and service revenues	974	967	0.7
Gross operating profit	114	198	(42.4)
Operating income (loss)	(13)	56	°

(1) Proforma figures

Activities during 2002:

Revenues remained virtually unchanged despite being negatively influenced by the redefinition of commercial dealings with the Domestic Wireline BU, which led to a significant reduction in prices both for IT Operations and Infrastructures, and for Domestic Wireline Solutions. This phenomenon, associated with an increase in labor costs and an increase in the consumption of raw materials and external services, led to a reduction in the gross operating profit and an operating loss.

Webegg Group

Held by: IT Telecom 69.8%, Finsiel 30.2%

The Webegg group operates in many different spheres with a network of international partners that aims its business at positioning companies on the Internet.

The group operates mainly as a supplier of CRM systems, particularly for Telecom Italia Mobile and for third-party customers, especially Software Factory, exclusively in the banking and insurance sector.

The table shows the key economic highlights for 2002, compared to those for 2001:

(millions of euro)	2002 (*)	2001 (*)	Change (%)
Sales and service revenues	80	92	(13,0)
Gross operating profit	8	13	(38,5)
Operating income	2	7	(71,4)

(*) In 2001, the Webegg group was not consolidated in the Telecom Italia Group, whereas, in 2002, the Webegg group was included in the scope of consolidation with effect from July 1, 2002

Activities during 2002:
Revenues showed a marked reduction, particularly in the area of Web and Internet applications owing to the performance of the reference market. Despite this, thanks to constant efforts to improve corporate efficiency, it proved possible to maintain positive profit margins. Personnel costs were the target of a far-reaching and incisive cost-saving policy, through outplacements in the areas of business which had reported the highest decline in operations.

NETikos Group

Held by: IT Telecom 100.0%

The NETikos group was founded by Telecom Italia to respond to the growing need for Internet and wireless solutions, with the aim of being a "one-stop-shop partner" that would satisfy every need with regard to Mobile Internet in such a way that would enable companies, institutions and final users to be permanently on-line and to obtain better results by using wireless applications.

(millions of euro)	2002	2001	Change (%)
Sales and service revenues	21	17	23.5
Gross operating profit	2	2	-
Operating profit	0	1	°

Activities during 2002:
The NETikos group suffered from the uncertainty prevailing on the market and from the postponement of important projects by its main customers, although, during the second half of the year there was a considerable improvement in revenues and a substantial growth of international activities through the affiliated company NETikos Finland, especially in the area of Wireless Lab.

TILAB Group

Held by: Telecom Italia 100.0%

The TILAB group identifies and manages innovative initiatives, creating new business opportunities both for companies within the Group and for the external market.
The table shows the key economic highlights for 2002, compared to those for 2001:

(millions of euro)	2002	2001	Change (%)
Sales and service revenues	166	134	23.9
Gross operating profit (loss)	31	(14)	°
Operating income (loss)	7	(34)	°

Activities during 2002:
Operations which focused on R&D, and which also involved collaboration with Pirelli Lab concerned the following projects:

- study of enabling techniques in mobile and wireless sectors
- definition of network design, planning and management tools
- definition and testing of local access techniques
- development of solutions, architectures and products integrated in silicon
- development of modular products, created in software and able to be transformed into firmware for specific solutions or hardware components
- implementation of interactive TV services

There follows a description of the most significant activities of TILAB in 2002:

- completion of the first phase of the "Network Development" project to support the Group in making strategic decisions about the evolution of the network;
- testing in the field of the localization platform, in collaboration with TIM;
- completion of the economic evaluation of a business disaster recovery service with a "storage" services center operated through fiber-optic connections;
- definition of a new release of equipment for interconnecting GSM and the Internet operating with the UCP (Universal Communication Protocol) Gateway protocol, so that SMS text messages on mobile networks can be interchanged in a Web environment;
- creation of content protection functions within the framework of the Easy Video streaming platform, based on multimedia techniques developed by TILAB for the mobile network;
- creation of the "Video Intervention" service based on video communication technologies on the Internet used for TV programming (for example, the program "Processo del lunedi");
- definition of new cost models for the broadband access network;
- definition of the functional specifications of the virtual ADSL platform to design Systems Intellectual Properties on Chips;
- testing of a prototype of a cryogenic filter to increase the efficiency of the base stations of the mobile network, in collaboration with Pirelli Labs;
- creation of an updated version of the prototype of an emulator of the UMTS network in order to assess the impact of the quality of service on Internet multimedia applications;
- creation of the specification and prototype of some OSA-Parlay components for a network intelligence architecture with standard open interfaces for the introduction of new services;
- testing on the DW and TIM networks of the StarSip platform for the delivery of integrated voice – data services on the network;
- integration of data network backbone functions on the OPB infrastructure and OPB-BBN (national backbone) cross-work;
- definition and creation of wholesale services directed at OLO and ISP customers;
- testing of the interactive TV service within TV broadcasts (LA7);
- evolution of the Mobile Amico instant messaging system used in TIM@Cafè;
- download&play and videostreaming services on a mobile terminal;
- preparation and inauguration of the "Exhibition on the Future of Telecommunications" at the Future Centre in Venice.

OTHER ACTIVITIES

The "Other Activities" of the Telecom Italia Group are principally constituted by the "Real Estate and General Services" Operating Activity, by the companies formerly in ex-International Operations which, following the reorganization of international activities, were transferred to the Foreign Holdings Function, by the Telespazio BU, by subsidiaries which supply support activities to the Group and by the affiliated company Stream.

■ REAL ESTATE AND GENERAL SERVICES

In addition to leveraging the net asset value of the Group, up to December 31, 2002, the "Real Estate and General Services" Function constituted an interface for the various corporate Functions/Business Units in order to satisfy the needs of the real estate and general services area. In particular, the activity operated by the Real Estate and General Services Function concerns the planning of the sites and locations of the Group, the design and construction of civil works, the maintenance of the properties and technological plant, in addition to providing real estate and general services.
The Function operates through the internal structures of Telecom Italia S.p.A. – mainly for the activities conducted on behalf of the Telecom Italia BU/Functions - and through the subsidiary Emsa Servizi S.p.A., which, for the most part, gears its activities towards the other companies in the Group.

In February 2003 the Real Estate and General Services Operating Activity was disbanded; its activities and resources were reassigned to other corporate functions of the Group.

The following table shows the key highlights for 2002, compared to those for 2001, restated for purposes of comparison. The figures take into account the exchanges between the Real Estate and General Services operating activity and the other functions of Telecom Italia S.p.A.

	2002 (a)	2001 (b)	Change (a - b)	
(millions of euro)			amount	%
Sales and service revenues	846	953	(107)	(11.2)
Operating costs	(758)	(809)	51	6.3
Gross operating profit	88	145	(57)	(39.3)
% on Revenues	*10.4%*	*15.2%*		
Operating loss	(92)	(65)	(27)	(41.5)

In 2002, *sales and service revenues* decreased by euro 107 million to euro 846 million compared to the prior year. The reduction can be attributed mainly to a reduction of revenues from other corporate BU/Functions resulting both from the continuation of the policy of rationalizing the space occupied, and to the process of bringing prices into line with the best market terms. Operating costs benefited from a reduction of euro 51 million compared to 2001, following efforts to curb expenditures for materials and external services and from the reduction in labor costs following a marked cutback in the workforce during the year; these effects partially compensated the above-mentioned reduction in revenues, thus attenuating the decline in the *gross operating profit* compared to the prior year .
The *operating loss*, which includes amortization and depreciation, provisions to the reserves for risks and charges and various expenses that are mainly in reference to property taxes, amounted to euro 92 million (-euro 65 million in 2001).

With reference to the core activities of the Function aimed at leveraging the value of the Group's real estate assets, during 2002 some important new extraordinary transactions were completed, and are described below.

Tiglio project
Following the framework agreement signed May 2002 between the Pirelli, Olivetti-Telecom Italia Groups and The Morgan Stanley Real Estate Funds for the integration of the relative real estate properties as well as the entities that provide real estate services to the same companies or to their subsidiaries, in the second half of 2002, the transactions were finalized for the concentration of the assets in the two new vehicles companies set up for this purpose (Tiglio I and Tiglio II). Such

concentration is functional to specific development actions to be started in the real estate market in 2003, including the possibility of a contribution of the properties to real estate investment funds. Among the preliminary transactions for the concentration of the real estate assets in Tiglio I and Tiglio II, on October 24, 2002, the non-proportional partial spin-off IM.SER (60% Beni Stabili and 40% Telecom Italia) was effected by which the relative real estate assets were contributed to the company IMSER 60 (98% Beni Stabili group and 2% Telecom Italia) and to the company EMSA Immobiliare (100% controlled by Telecom Italia) in proportion to the stakes held in IM.SER, respectively, by Beni Stabili and Telecom Italia. Following this transaction, which came after the positive conclusion of the securitization of IMSER 60's debt, and also to the effect of certain fixed asset acquisitions by companies in the Seat Pagine Gialle group, EMSA Immobiliare had a conspicuous portfolio constituted by a total 169 real estate properties
On October 29, 2002, having met all the preliminary conditions for the deal, a series of acts were therefore finalized whereby the first stage of the Progetto Tiglio was concluded which, for Telecom Italia regarded:

- the subscription, simultaneously with all the other participants in the initiative, to a capital increase by Tiglio I for cash, with the consequent stake in the company equaling 36.85% (in addition, at Telecom Italia Group level, to the 2.1% subscribed to by Seat Pagine Gialle), in proportion to the value of the assets transferred by Telecom Italia (and by Seat Pagine Gialle) to Tiglio I to the total assets that were taken over by the latter company;
- the subscription to a capital increase by Tiglio II paid for in kind by the contribution of its "Asset Management" business segment with the consequent stake in the company equaling 49.47%;
- the sale of the investment in EMSA Immobiliare to OMS2 (100% controlled by Tiglio I);
- the sale – directly and through the subsidiary Saiat – of the investment in Telimm S.r.l. to the company MSMC Immobiliare Holding (entirely controlled by Tiglio I).

With reference to the part of the Progetto Tiglio regarding the optimization of the service activities, in November, Telecom Italia sold the "Property Management", "Project Management" and "Agency" business segments to the Pirelli & C. Real Estate group.

These transactions gave rise to a total gross economic impact (gross gain and extraordinary dividend) for the Parent Company, Telecom Italia of euro 229 million. The impact for the Telecom Italia Group was euro 234 million.

Finally, as agreed between the parties, December 24, 2002 marked the completion of the merger by absorption, in Tiglio I and Tiglio II, of the real estate investment holdings owned by them – falling under Progetto Tiglio and already 100% controlled, directly or indirectly – so that the corporate structure of the two subjects could be optimized, in view of the successive actions to leverage the assets on the market.

Sale of IMMSI
On November 22, 2002, Telecom Italia sold its stake in IMMSI to the company Omniapartecipazioni. The sales price was euro 68 million, with a gross gain of 51 million for the Parent Company and euro 1 million for the Group.

Sale of Telemaco Immobiliare
On December 20, 2002, the final price was fixed for the sale, which took place in July, of Telecom Italia's investment in Telemaco Immobiliare to the company Mirtus.
The net proceeds were euro 192 million for the Telecom Italia Group with a gross gain of euro 134 million for the Parent Company, Telecom Italia, and euro 110 million for the Group.
On October 31, 2002, Telemaco Immobiliare exercised a put option on 28 real estate properties owned by Telegono (a company which is held 40% by Telecom Italia, 45% by the Beni Stabili group and 15% by Lehman Brothers, analogously to the original shareholder base of Telemaco Immobiliare) based on agreements formalized in July 2002 between Mirtus and the three sellers of the company. For purposes of the acquisition of such assets, Telegono signed a loan agreement that will be extinguished partly by the consideration from the sale in progress of such properties.

Ortensia project
On December 24, 2002, Telecom Italia and the other shareholders of Tiglio I (MSMC Italy Holding BV, Olivetti, Seat Pagine Gialle and Pirelli) and Tiglio II (POPOY Holding B.V.) formalized a binding agreement with the company Marzotto – which became executive on March 4, 2003 – to set up a common vehicle company for the land owned by Tiglio I and Tiglio II together with the portfolio of areas owned, directly and indirectly, by Marzotto. The agreement calls for the deal to be finalized in 2003 through the spin-off of the land owned by Tiglio I and Tiglio II and other assets and liabilities related thereto to a company in which Marzotto, at the end of December 2002, on the

basis of formalized agreements, had contributed a business segment inclusive of the land earmarked for the initiative. Given the valuation of the assets available at this time, it is expected that, when the spin-offs are completed, Telecom Italia will hold about a 28% stake in the company (in addition, at Group level, of the 1% stake that will be held by Seat Pagine Gialle).

Events subsequent to December 31, 2002

On January 27, 2003, the procedures were completed for the early purchase of 12 property units (for about 300,000 square meters) from Teleleasing S.p.A. that are used by Telecom Italia S.p.A. and other Group companies under financial leasing contracts. The deal involved a total financial payment of some euro 369 million for the entire Group.

FOREIGN HOLDINGS

The corporate function Foreign Holdings, operating under the corporate control structure, heads up the companies Telecom Italia International, 9Telecom group (consolidated up to June 30, 2002), the BBNed group, the Telekom Austria group, Telekom Srbija, Etec S.A. and Netco Redes. The function ensures the coordination, leveraging and rationalization of the foreign holdings held by Telecom Italia operating in the fixed and integrated fixed-mobile TLC business.

The table shows the key highlights for 2002, compared to those for 2001, restated for the purposes of comparison.

(millions of euro)	2002	2001
Sales and service revenues	214	292
Gross operating loss	(49)	(149)

The above data refers to the BBNed group and Telecom Italia International and the 9 Telecom group, consolidated line-by-line for the first six months of 2002 only since they were sold in August 2002, as described below. The two years are therefore not comparable.

As far as the principal corporate transactions are concerned, the following can be said:

- on August 1, 2002, the Telecom Italia group finalized the sale of the investment in Auna and Multimedia Cable to Endesa, Union Fenosa and Banco Santander Central Hispano, realizing a total consolidated gross gain of euro 1,245 million, including the stake sold through TIM International.
- On August 26, 2002, the French group 9Telecom was sold to LDCom with the simultaneous purchase on the part of Telecom Italia International of a 7.22% stake in LDCom (euro 172 million). At December 31, 2002, the stake was reduced to 6.99% after the company effected a reserved capital increase in November. In the 2002 financial statements, the Telecom Italia Group adjusted the carrying value to euro 51 million.
- Telecom Italia International, following the agreement reached in June with OIAG, in the month of November, sold 75,000,000 Telekom Austria shares at a price of euro 7.45 per share, reducing its investment from 29.78% to 14.78%. The transaction resulted in gross proceeds of euro 559 million with a loss of euro 135 million. The carrying value of the investment in the 2002 financial statements is in line with market value; the residual holding is gradually being sold.
- On December 28, 2002, the Telecom Italia Group announced that it had reached an agreement for the sale of its 29% stake in Telekom Srbija to PTT Srbija. The agreement for the sale was finalized on February 20, 2003 and the closing is scheduled to take place by the end of June.
  PTT will pay euro 195 million, 120 million of which will be paid in four installments beginning February 2003. The remaining amount will be paid in six semi-annual installments beginning January 2006. The shares sold will be deposited with an international bank until full payment of the price.

Finally, as regards the investment in Netco Redes (Spain), the carrying value of the investment was adjusted to market value as at December 31, 2002, with an impact on the consolidated financial statements of the Telecom Italia Group of euro 96 million.

■ TELESPAZIO

In 2002, the Telespazio Business Unit included the Telespazio group, sold in November 2002 and with only the statement of income consolidated up to September 30, 2002, and the "Satellite Telecommunications" business segment of Telecom Italia.

The following table shows the key highlights of the Telespazio Group (included in the scope of consolidation until September 30, 2002) and the Satellite Telecommunications business segment of Telecom Italia, compared to the whole of 2001, which included the effects of the interruption of the Astrolink initiative.

(millions of euro)	2002	2001
Sales and service revenues	237	648
Gross operating profit	12	159
Operating income (loss)	(6)	60

■ OTHER SUBSIDIARIES

Telecom Italia Finance S.A.

Held by: Telecom Italia 100.00%

Under the reorganization of the Telecom Italia Group companies in Luxembourg, in October 2002, Sogerim S.A. was absorbed by its sole shareholder Softe S.A., and Huit II was absorbed by its sole shareholder TI Media S.A..
On December 16, 2002, Softe S.A. incorporated TI Media S.A. and the new company was merged with TI WEB S.A., which, on the same date, changed its name to Telecom Italia Finance. The financial statements used in the merger were those as at October 31, 2002.
Following the merger, beginning November 1, 2002, TI Finance took over responsibility of the international treasury function operating in support of the financial needs of the foreign companies of the Telecom Italia Group, a task previously carried out by Softe.

From an economic standpoint, TI Finance's financial statements for the year ended December 31, 2002 include the former TI WEB, and beginning November 1, 2002, Softe and TI Media. Therefore, a comparison with the corresponding prior year's figures would not be meaningful.

The company ended the year 2002 with a loss of euro 85 million, due principally to writedowns for euro 80 million. The writedowns specifically refer to euro 24 million for the adjustment of third-party bonds in portfolio to market price, euro 56 million for the adjustment of investments to market value and the adjustment of the investment in GLB Serviçoes Interativos S.A. (Globo.com). to the sales price.

Saiat S.p.A.

Held by: Telecom Italia 100.00%

The company carries out support services for the Parent Company, Telecom Italia, in the financial area and in investment management.
In 2002, in particular, the company continued to provide services under the program for the securitization of Telecom Italia trade accounts receivable. Under the "Progetto Tiglio", the company sold its interest (99.42%) in TELIMM to MSMC Immobiliare and, as part of the reorganization of the Luxembourg companies of the Group, sold its stakes in Softe (0.01%) and Sogerim (0.05%).

TI Learning Services S.p.A.

Held by: Telecom Italia 100.00%

The company operates in the sector of training with the aim of achieving a leadership position in the market of Learning & Knowledge Management. Thanks to the technologies at its disposal and the experience gained in this field, the company is able to design complex and customized training systems that can be used by large numbers of people. Its product range includes more than 1,000 courses for continuous training, particularly on topics associated with ICT and Business Management.

At December 31, 2002 the conferral of the "Training" business segment of Telecom Italia was completed, concluding the project to rationalize the companies of Telecom Italia operating in the field of traditional and web-based training approved by the Board of Directors of Telecom Italia on December 18, 2001. The following table shows the key highlights for 2002, compared to those for 2001:

(millions of euro)		2001	Change (%)
Sales and service revenues	41	23	78.3
Gross operating profit	3	4	(25.0)
Operating income	-	2	-

Activities during 2002:

- Strengthening of commercial action, on internal and external markets, regarding the services industry and the Public Administration, as well as participation in bids for training with financial backing
- Harmonization of production, rationalization and cost-cutting processes

■ OTHER AFFILIATED COMPANIES

STREAM S.p.A.

Held by: Telecom Italia 50.00%

On October 1, 2002, Telecom Italia reached an agreement with News Corporation over the creation of a single Italian pay-TV company (single platform) born of the integration Stream and Tele+. Under this agreement, Telecom Italia will hold a 19.9% stake in the single platform and News Corporation the remaining 80.1% stake.

Telecom Italia, at the closing, will pay a price of euro 31.84 million for the 19.9% interest in Tele+ and will waive the receivables due to the Group companies from Stream accrued up to the end of 2002 for some euro 147 million (a figure entirely set aside in the 2001 financial statements). In the meantime, News Corporation will waive the receivables due from Stream for the same amount.

Execution of the contract is subject to the approval of the European Antitrust Authority which will announce its decision by the end of April 2003.

***

Furthermore, in 2002, the following transactions were carried out:

- under the project to create the Administrative Services Center (ASC) of the Telecom Italia Group, in December, the ASC business segment of Telecom Italia absorbed the business segments performing administrative and accounting activities of the companies Holding Media e Comunicazione (effective December 31, 2002) and TIM (effective January 1, 2003). The TIM business segment comprises 96 human resources and the Holding Media e Comunicazione business segment has 13 resources;
- on December 20, 2002, Telecom Italia reached an agreement for the sale to the Accenture group of 100% of TE.SS – Tele Pay Roll Services, a company responsible for the administration activities connected with human resources management of the Telecom Italia Group. The sales price was set at euro 10 million. The transaction, which is part of the divestiture program for the non-core businesses of the Telecom Italia Group, was executed on February 28, 2003, with delivery of the shares.

■ SUSTAINABILITY SECTION

INTRODUCTION

As from this year the Annual Report will include a Sustainability Section, which shows the Group's attention to its stakeholders, stakeholder satisfaction being fundamental to its reputation and ability to compete in the market in the medium-to-long term. The section covers the same information reported last year under Other Relevant Information about Telecom Italia Group but is organized by pertinent shareholder.

Accordingly, the Corporate Governance report is included in the section on shareholders and new information is provided specifically regarding customers, suppliers, competitors, future generations, the Community, and the State, and in greater depth in the attached Sustainability Report.

■ SUSTAINABILITY PROGRESS IN 2002

The Sustainability Report was already updated in 2001 when it was produced as a joint publication with the Annual Report.
In March 2002, the Telecom Italia Group signed up to the Global Compact's nine principles set by the UN Secretary General, Kofi Annan, concerning human rights, labor and the environment.
During 2002, a new Sustainability reporting system was developed allowing around 380 Key Performance Indicators, both quantity and quality related, to be monitored at Group level. This set of information will make it possible to measure the impact of Sustainability in relation to all stakeholders inside and outside the Group.
Telecom Italia and TIM were admitted to the FTSE4Good Global 100 Sustainability Index and Seat Pagine Gialle to the Dow Jones Sustainability Group Index, for which Telecom Italia and TIM have gained qualification.
The Code of Ethics and Code of Conduct for Insider Dealing were introduced across the Group, joining the Charter of Values, the Environmental Charter and Charter of Services already in place [the texts can be viewed on www.telecomitalia.it]
The first version of the Strategic Sustainability Plan was also prepared, forming an integral part of the 2003-2005 Industrial Plan presented to the Financial Community on February 14, 2003.
The office of Sustainability Manager was established and organizational mechanisms were introduced for management of Sustainability at Group level.

Sustainability governance actions in 2002 were therefore:



Principles
Sustainability Report
Verification
Entry in indexes
Standards
Planning
Organization
UN Global Compact
New joint publication with the Annual Report (Triple Bottom Line)
New Sustainability KPIs for the Group
FTSE4Good for Telecom Italia and Tim. DJSI for Seat and qualification for Telecom and Tim
Code of Ethics across the Group and Code of Conduct within Telecom Italia
2003-2005 Strategic Sustainability Plan
Group Sustainability Function Leaders
1st quart.
2nd quart.
3rd quart.
4th quart.

JJ 00433

CHARTERS AND CODES

■ CODE OF ETHICS

The Group Code of Ethics, adopted on November 7, 2002, is the charter of fundamental values with which the Group identifies and which forms the framework for the whole corporate governance system. The Code is of basic importance in programmatic terms as the *corpus* of principles necessary for the ethically-oriented conduct of affairs and states the information objectives and values of business activities, with reference to the principal stakeholders with which the Group companies interact on a daily basis: shareholders, the financial market, customers, the community and employees.

Under the Code, Group companies are committed to:

- observing, and ensuring compliance within their organizations with, the laws in force in the countries in which they operate and the ethical principles commonly accepted in the conduct of business: transparency, correctness and fairness;
- ensuring equal treatment for all classes of shareholders and avoiding biased behavior;
- pursuing their business objectives exclusively through the excellence of their products and services rejecting recourse to illegal and improper conduct;
- conducting their activities in accordance with the principles of transparency and fair competition, being aware of the importance to the market, investors and the community in general, of correct information on their operations;
- contributing to the economic well-being and growth of the communities in which they operate by providing efficient and technologically advanced services; the Group companies also support social, cultural and educational initiatives aimed at personal development and improving standards of living;
- employing resources responsibly, recognizing the central role of human resources, in the belief that the principal factor in the success of every business is the professional contribution of its employees, in a context of fairness and mutual trust;
- forming investment and business decisions with respect for the environment and public health, considering environmental issues.

Telecom Italia promoted adoption of the Code of Ethics in all companies belonging to the group.

The governing bodies of all Group companies, their management and all those who work for them are required to observe the code in order to enforce the principles and commitments set by the Code and each company has the duty to make provision for appropriate procedures and, where necessary, sanction systems for violations.

■ CODE OF CONDUCT

The Code of Conduct for insider dealing, adopted on November 7, 2002, was drawn up in compliance with the regulation recently introduced by the Italian Stock Exchange, which requires listed companies to regularly disclose transactions in the listed stocks of the Company and its subsidiaries entered into by persons who may have access to price-sensitive information.

The criteria assumed in drawing up the Code of Conduct are consistent with the fundamental choices of Telecom Italia's corporate governance: stringency, transparency and alignment with the best international practices. Additional information on the Code of Conduct regarding insider dealing is contained in the section on corporate governance.

HUMAN RESOURCES

■ TELECOM ITALIA GROUP

Dec. 31, 2001	Employees at Dec. 31, 2002	Change	Hired	Left	Change in scope of consolidation
109,956	101,713	(8,243)	7,207	(12,567)	(2,883)

On December 31, 2002, Telecom Italia Group employed 101,713 people, 8,243 less than at year-end 2001. This reduction was the result of the change in the scope of consolidation (-2,883 people) and employee turnover (-5,360 people). The more significant movements in the Group from the change in the scope of consolidation were: exclusion of the 9Telecom group (-1,003 people), sale of Telespazio (-1,168 people), exclusion of Sogei and Consiel (in total – 1,538 people) and other minor movements (-711), as well as the addition of BLU (+618 people), the Webegg group (+719 people), Netesi and Epiclink (in total +168 people) and other minor companies (+ 32 people).
With regard to employee turnover, during the year a total of 12,567 people left the Group and 7,207 people joined the workforce.

The number of people employed in Italy is 82% of the overall workforce.


TELECOM ITALIA GROUP: breakdown by age
under 32
17%
over 45
33%
33 to 45
50%


TELECOM ITALIA GROUP
breakdown by professional category
Senior Management
2.2%
Workers
7.2%
Middle Management
5.8%
Clerical Staff
84.8%

■ TELECOM ITALIA S.p.A.

Employees at Dec. 31, 2001	Employees at Dec. 31, 2002	Change	Hired	Left	Transfers from/to other Group companies	Services
61,081	54,705	(6,376)	398	(5,413)	(1,086)	(275)

JJ 00435

DEVELOPMENT AND TRAINING

Around 2 million hours were spent in training activities in 2002 (classroom and on-line learning and on-the-job training for employees in Italy) and around euro 35 million in actual costs. These activities were largely delivered by Telecom Italia Learning Services, the Group company appointed with development and marketing of learning packages, and primarily addressed:

- specialist issues to meet the needs of specific businesses, with particular attention to development of customer focus and to training for front-end personnel (e.g., Info 12, Customer Relationship Management, Progetto Coaching, Progetto Concorde, Progetto CuORE, Progetto Fish);
- management development initiatives for the Group's management, targeted both for change management according to the managerial model defined for the Group and for enhancement of skills and behaviors essential to creating value (e.g., Progetto Economics aimed at rapidly spreading knowledge about the economic value of an enterprise);
- learning packages for professional groups, to integrate and develop activity-specific knowledge and skills (e.g., Human Resources, Investor Relations);
- institutional training for new employees in management roles.

EMPLOYEE SATISFACTION

In the first six months of the year 2002, the quantitative phase of the survey on employee attitudes across the group, known as the "Group Photo", was carried out via Intranet. A total of 33,919 questionnaires were completed.

The results were communicated through the Group Intranet portal and focus group meetings. In October 2002, the qualitative phase of the survey was run with 19 focus groups, counting around one hundred participants selected from senior and middle managers, workers and clerical staff. Based on this feedback, the general picture of employee satisfaction and motivation shows steady improvement.

INTERNAL COMMUNICATION

In 2002, Internal Communication implemented a number of initiatives for Telecom Italia Group employees, including:

- continuing the process of implementing the Group Intranet, which connected 75% of the Group companies at year-end 2002;
- organizing a convention transmitted by satellite business TV to the 35 offices in Italy and worldwide, during which the Chairman, Marco Tronchetti Provera, illustrated the Industrial Plan to the Group's management;
- making a calendar entitled "noi" (us), featuring 12 employees from different companies belonging to the Group, with the objective of developing a sense of belonging and integration between different cultures and businesses;
- producing a newsletter e-mailed to all Group employees on the occasion of Telethon, the fundraising marathon broadcast by the RAI networks.

INDUSTRIAL RELATIONS

During the year, negotiations in the Group mainly covered the following areas:

Employment

On May 27, the Group framework agreement was signed with the labor unions to guarantee the correct number of the workforce in relation to the 2002-2004 Industrial Plan. In implementation of the understanding, a union agreement was signed on July 30, downsizing the Telecom Italia workforce by 3,803. Similar agreements were signed in the following months for other Group companies for a further reduction in force of 380.

Under the same framework agreement, on October 8, Telecontact Center signed a union agreement for 350 new entrants and on November 13, an understanding was signed between Telecom Italia and the labor unions to recruit 110 young people in Domestic Wireline.

Lastly, on December 12, the procedure transferring Blu employees to TIM was completed.

Performance bonus

On June 3, Telecom Italia and the labor unions reached agreement over the Performance Bonus for 2002, paid in relation to the Gross Operating Profit for financial year 2001. For the years 2003-2005 the bonus will be determined also considering a Customer Loyalty rating.

- **Corporate reorganization**

  Procedures were carried out for the sale of the business segments of Telecom Italia responsible for management and development of corporate real estate to the companies Pirelli & C. Commercial Agency, Pirelli & C. Project Management, Pirelli & C. Property Management and Tiglio II.

  Procedures were also completed for assigning organization units within the Group according to the missions of the various companies.

TRANSFERS WITHIN THE GROUP

Transfers of resources between the Business Units was particularly intensified during the year with a view to developing loyalty to the Group, creating new opportunities for professional development and balancing recourse to external recruitment. Around 1,300 resources were transferred at Group level.

STOCK OPTION PLANS

In 2002, two stock option plans were introduced, one for top management and one for middle management.

The 2002 TOP plan, voted by the Board of the Directors of the Company by the power vested in it by the Extraordinary Shareholders' Meeting of June 12, 2001, was introduced in February 2002 and 11,800,000 options were granted to sixteen top managers. The strike price, defined as the normal value of the share at the time of the grant, in agreement with existing fiscal legislation, was € 9.203. The plan covers a period of three years.

The 2002 plan, instead, was reserved for Group management who already held options from the 2000 stock option plan and other executives hired after July 27, 2001 (the date of the start of the 2001 stock option plan). This plan was deemed necessary since, as a result of the general performance of the stock market during recent years, the 2000 plan had lost its effectiveness as a tool through which to encourage and retain management staff. The new plan was financed through the voluntary relinquishment of the 2000 plan by executives still working for the Group.

The 2002 plan, at December 31, 2002, covered 440 managers of the Group, 398 of whom were already covered by the 2000 plan which, as stated, they voluntarily renounced.

The options were granted in March, August and October. The strike price was defined as the normal value of the share in the month prior to the grant, in agreement with existing fiscal legislation. The weighted average price was € 9.606. The plan covers a period of three years.

In compliance with the recommendation contained in Consob Communication No. 11508 dated February 15, 2000, the following table summarizes the key features of the stock option plans in force in 2002:

	Amount (in euro)	Options existing at 1/1/2002	New options granted during the year	Options exercised during the year	Options expired and not exercised during the year	Options extinguished during the year due to renouncement	Options expired during the year due to termination of service/other reason	Options existing at 12/31/2002	of which exercisable at 12/31/2002
1999 Plan	**No.options**	9,846,650	-	1,375,150	-	-	-	8,471,500	8,471,500
	Exercise price	6.79	-	6.79	-	-	-	6.79	6.79
	Market price	9.713	-	9.325	-	-	-	7.202	-
2000 Plan	**No.options**	50,570,000	-	-	-	29,820,000	150,000	20,600,000	10,699,996
	Exercise price	13.815	-	-	-	13.815	13.815	13.815	13.815
	Market price	9.713	-	-	-	9.837	8.062	7.202	-
2001 Plan	**No.options**	66,320,000	-	-	-	-	2,032,500	64,287,500	32,560,000
	Exercise price	10.488	-	-	-	-	10.488	10.488	10.488
	Market price	9.713	-	-	-	-	8.163	7.202	-
2002 Plan	**No.options**	-	30,998,000	-	-	-	1,974,000	29,024,000	-
	Exercise price	-	9.606	-	-	-	9.665	9.602	-
	Market price	-	9.771	-	-	-	7.735	7.202	-
2002 TOP Plan	**No.options**	-	11,800,000	-	-	-	-	11,800,000	-
	Exercise price	-	9.203	-	-	-	-	9.203	-
	Market price	-	8.694	-	-	-	-	7.202	-

Plan	**Exercise price (in euro)**	**Number of options granted at 12/31/2002 and exercisable from**					**Total**	**Maximum period of options**
		2001	**2002**	**2003**	**2004**	**2005**		
1999	6.79	3,755,750	4,715,750	-	-	-	8,471,500	3 years beginning from each year
2000	13.815	5,349,998	5,349,998	9,900,004	-	-	20,600,000	5 years beginning from each year
2001	10.488	-	32,560,000	31,727,500	-	-	64,287,500	5 years beginning from each year
2002	9.665	-	-	8,395,200	8,395,200	11,193,600	27,984,000	5 years beginning from each year
	7.952	-	-	252,000	252,000	336,000	840,000	
	7.721	-	-	60,000	60,000	80,000	200,000	
2002 TOP	9.203	-	-	3,540,000	3,540,000	4,720,000	11,800,000	5 years beginning from each year

SHAREHOLDERS: CORPORATE GOVERNANCE

CODES, PRINCIPLES AND PROCEDURES

During 2002, the Company and the Group continued to improve the instruments used for corporate governance. In this context, the Group's fundamental decision to comply with the principles formulated by the Corporate Governance Committee (encompassed in the "Preda Code") was accomplished through the adoption of practices and principles of conduct, formalized in specific codes and procedures aimed at realistically putting into practice the principles of the Preda Code and adapting the system of corporate governance to the specific realities of the Company and Group. Contemporaneously, the review of certain previously adopted instruments was, for the most part, completed in accordance with the principle that governance practices should be constantly subject to verification and updating, in order to respond in a timely and effective manner to the demands arising from changes in operating practices and the evolution of the overall internal and external regulatory context. Within that framework, an overall review of the Company's Code of Self-discipline is being planned and a Group project is being developed that is aimed at verifying the suitability of the organizational models already in place in respect of the regulations set forth by Legislative Decree No. 231 of 2001, regarding the administrative responsibility of entities for violations committed by their associates, with consequent adjustment, where necessary, to the internal control system.
The documents related to the corporate governance instruments adopted by Telecom Italia during 2002 and summarized below, are, for the most part, available for consultation on the Company's website: www.telecomitalia.it.

Code of Ethics
The system of corporate governance of the Telecom Italia Group was implemented during 2002 with the adoption of the Code of Ethics that ideally is the foundation of the entire system and represents the "charter of values" of the Group, establishing, in programmatic terms, the *corpus* of principles for the ethically-oriented conduct of affairs to which the Group aspires. The Code of Ethics, adopted by Telecom Italia and to be gradually adopted by all Group entities, sets out the objectives and guiding values of the business activities, with reference to the principal stakeholders with which Group companies find themselves interacting on a daily basis: shareholders, the financial market, customers, the community and employees.

Transactions with related parties and information flows
During 2002, the Company adopted a series of principles of conduct concerning the manner in which transactions with related parties, including intra-group transactions, are carried out. The principles of conduct are directed towards guaranteeing true accuracy and transparency in these transactions, both in substance and in form, with full joint responsibility being assumed the entire Board of Directors in the related decisions.
At the same time, internal rules were formalized, through a specific procedure, for the collection and communication to the Board of Statutory Auditors – in accordance with Article 150, paragraph 1, of Legislative Decree No. 58 of 1998 ("Testo Unico of Finance") – of the most exhaustive information inherent to the activities being carried out, to the most significant economic, financial and equity transactions, to transactions with related parties (including intra-group transactions) and to atypical or unusual transactions. Contemporaneously, that procedure ensures the completeness of information flows – also recommended by the Preda Code – from the Directors responsible for those activities to all members of the Board of Directors.

Code of Conduct on insider dealing
In accordance with the regulations recently introduced in the Regulation of Markets Organized and Managed by Borsa Italiana, Telecom Italia has adopted a Code of Conduct on insider dealing aimed at disciplining the obligatory regulations concerning disclosure requirements and conduct inherent to transactions on the Group's listed securities carried out by persons who, by virtue of their positions held in the Group, have access to confidential "price sensitive" information. The criteria adopted in the drafting of the Code are consistent with Telecom Italia's fundamental decisions regarding governance: stringency, transparency and alignment with the best international practices.

Procedure for the communication of price sensitive information to the market
At the beginning of the current year, the Company formalized a specific Procedure containing the practices to be followed in the communication of price sensitive information to the market. The Procedure establishes the operating procedures for the circulation of that type of information to the market, identifies the Company Functions and Structures involved in the process, and also regulates the procedures to be followed in the event of rumors or requests for information by those responsible for the surveillance and management of the

market. Furthermore, the Procedure regulates the activities to be carried out for meetings with the financial community and the Press, so as to guarantee a non-selective use of Company information.
With regard to the internal management of information relating to Telecom Italia, specific guidelines have been adopted for some time regarding the classification and management of information from the viewpoint of Company confidentiality and privacy.

BOARD OF DIRECTORS

Composition
The number of members of the Board of Directors has not changed during 2002 compared to that fixed during the Shareholders' Meeting of November 7, 2001. The Board of Directors is thus comprised of fifteen members.
During the year, following the resignations of the Directors Paolo Maria Grandi and Enrico Bondi (in July and September 2002, respectively), Pietro Modiano and Riccardo Ruggiero (already General Manager of the Company) were nominated as Directors of Telecom Italia. Consequently, the present members are: Gilberto Benetton (Deputy Chairman), Carlo Orazio Buora (Managing Director), Umberto Colombo, Francesco Denozza, Luigi Fausti, Guido Ferrarini, Natalino Irti, Gianni Mion, Pietro Modiano, Massimo Moratti, Carlo Alessandro Puri Negri, Riccardo Ruggiero (Managing Director and General Manager), Pier Francesco Saviotti, Marco Tronchetti Provera (Chairman) and Roberto Ulissi. The Board's term of office was set for three years, expiring at the time of approval of the 2003 financial statements.

As recommended by the Preda Code, the offices held by the Directors in other listed companies, in financial, banking or insurance companies or in companies that are significant in size are set out below:

Chairman	Marco Tronchetti Provera	Chairman of CAMFIN S.p.A., Chairman and CEO of Pirelli S.p.A., Chairman of Pirelli & C. S.a.p.A., Olimpia S.p.A. and Pirelli & C. Real Estate S.p.A., and Deputy Chairman and Managing Director of Olivetti S.p.A..
Deputy Chairman	Gilberto Benetton	Chairman of Edizione Holding S.p.A., Autogrill S.p.A., Ragione S.a.p.A. and Verde Sport S.p.A., Deputy Chairman of the Benetton Foundation, Olimpia S.p.A. and Olivetti S.p.A., Director of Area Nord Concessionaria di Pubblicità, Autopistas C.E.S.A., Autostrade S.p.A., Banca Antoniana Popolare Veneta, Benetton Group S.p.A., Beni Stabili S.p.A., HMS Host Corp., Lloyd Adriatico S.p.A., Pirelli S.p.A., Mediobanca S.p.A., Schemaventotto S.p.A. and Sep S.p.A..
Managing Director	Carlo Buora	Director of Pirelli & C., Managing Director and General Manager of Pirelli S.p.A., Director of Pirelli & C. Real Estate S.p.A. and Olimpia S.p.A., Managing Director of Olivetti S.p.A., Chairman of Tim S.p.A., Director of HDP Holding di Partecipazioni S.p.A., Ras S.p.A., Mediobanca S.p.A., Olivetti Tecnost and F.C. Internazionale.
Managing Director – General Manager	Riccardo Ruggiero	Deputy Chairman of Banca della Rete, Director of Telecom Italia America Latina and Sia S.p.A..

Director	Umberto Colombo	Chairman of Novamont S.p.A., Alcantara S.p.A. and Kemyx S.p.A., and Director of ACEA S.p.A., Impregilo S.p.A., Snia S.p.A. and Energy Conversion Devices.
Director	Francesco Denozza	
Director	Luigi Fausti	Chairman of Patrimonio Immobiliare dello Stato S.p.A., and Director of MONRIF S.p.A..
Director	Guido Ferrarini	Independent Director of Erg S.p.A. and Grandi Navi Veloci S.p.A..
Director	Natalino Irti	
Director	Pietro Modiano	Director of Borsa Italiana S.p.A., E-Mid S.p.A., Euro Capital Structures Ltd, Equinox Inv. Comp. S.c.p.a., TLX S.p.A., Mts S.p.A. and Locat S.p.A., Deputy General Manager of Unicredito Italiano S.p.A., Chairman of Pioneer Global Asset Management S.p.A. and TradingLab Banca S.p.A., and Deputy Chairman of Unicredit Fondi SGR p.A., Pioneer Inv. Management USA Inc. and MonteTitoli S.p.A..
Director	Gianni Mion	Managing Director of Edizione Holding S.p.A. and Schemaventotto S.p.A., Deputy Chairman of Telecom Italia Mobile S.p.A., Director of Benetton Group S.p.A., Autogrill S.p.A., 21 Investimenti S.p.A., Autostrade S.p.A., Sagat S.p.A., Olimpia S.p.A., Olivetti S.p.A., Seat PG S.p.A., Interbanca S.p.A., Banca Antonveneta S.p.A. and 21 Partners Società di Gestione del Risparmio S.p.A..
Director	Massimo Moratti	Managing Partner of Angelo Moratti di Gian Marco e Massimo Moratti & C. S.a.p.a., Managing Director and Deputy Chairman of Saras S.p.A. Raffinerie Sarde, Chairman of F.C. Internazionale Milano S.p.A. and Sarint S.A., and Director of Interbanca.
Director	Carlo Alessandro Puri Negri	Director of Aon Italia S.p.A., Deputy Chairman and Managing Director of Pirelli & C. Real Estate S.p.A., Deputy Chairman of CAMFIN S.p.A. and Pirelli & C. Ambiente S.p.A., Director of Pirelli S.p.A., Olimpia S.p.A., Olivetti S.p.A., Pirelli & C. S.a.p.A. and Parmasteelisa S.p.A., General Manager of Pirelli & C. S.a.p.A., and Management Representative of Voting Trust of Pirelli & C. S.a.p.A..
Director	Pier Francesco Saviotti	Director of Stefanel S.p.A., TOD'S S.p.A., Danieli S.p.A. and Linificio e Canapificio Nazionale S.p.A., and General Manager of Intesa BCI S.p.A., with responsibility for the credit area.
Director	Roberto Ulissi	General Manager Responsible for the 4th Directorate of the Department of Treasury of the Ministry of Economy and Finance (Banking and Financial Sector and Legal Affairs).

Independent Directors
Members of the Board of Directors that are considered independent, in accordance with the guidelines set down by the Preda Code, are those that (i) do not have, nor have they recently had, either directly, indirectly or on behalf of third parties, economic relationships of such significance as to influence the independence of their judgment with regard to the Company, its subsidiaries, its Executive Directors, or its controlling shareholder or group of shareholders; (ii) do not hold directly, indirectly or on behalf of third parties equity investments of such magnitude as to allow them to exercise control or significant influence over the Company, nor do they participate in shareholder agreements for control over the Company and (iii) are not close family members of Executive Directors of the Company or of persons that find themselves in the above situations.
Furthermore, Telecom Italia has adopted as a further condition of independence the requirement that Directors not participate in shareholder agreements containing clauses concerning the composition and the resolutions of the Board of Directors.
In light of the declarations given by the members of the Board of Directors, the Directors Umberto Colombo, Francesco Denozza, Luigi Fausti, Guido Ferrarini, Natalino Irti and Roberto Ulissi are considered independent.

JJ 00441

Executive Directors
In September 2002, the Board of Directors reviewed the overall system of mandates of the Company's Executive Directors' (Chairman and Managing Directors), which are as follows:
- the Chairman Marco Tronchetti Provera is granted the powers necessary to execute all acts pertaining to the corporate activity in its various forms, with the exception of investments and acts to dispose of investments in subsidiaries and associated companies, and companies or businesses thereof, of amounts in excess of euro 250 million per transaction. Furthermore, the signature of the Chairman must be joined by that of a Managing Director for the issue of guarantees against obligations of Telecom Italia or its subsidiaries in excess of euro 250 million or against the obligations of third parties in excess of euro 100 million. The Chairman is further granted emergency powers regarding matters under the Board of Directors' responsibility, the duty of reporting to the Board of Statutory Auditors in the manner and under the terms required by Article 13 of the by-laws, the mandate to provide for the management of confidential information and ensure the functioning and adequacy of the internal control system, and the power to appoint one or more persons in charge;
- the Managing Director Carlo Orazio Buora is granted the powers necessary to execute all acts pertaining to the corporate activity in its various forms, with the exception of investments and acts to purchase, sell and dispose of investments in subsidiaries and associated companies, and companies or businesses thereof, and of goods and services in general of amounts in excess of euro 150 million per transaction. The Managing Director Carlo Orazio Buora may issue guarantees against the obligations of Telecom Italia or its subsidiaries not in excess of euro 150 million, or against the obligations of third parties not in excess of euro 50 million;
- the Managing Director Riccardo Ruggiero is granted the powers necessary to execute all acts pertaining to the corporate activity in its various forms, with the exception of investments and acts to purchase, sell and dispose of investments in subsidiaries and associated companies, and companies or businesses thereof, and of goods and services in general of amounts in excess of euro 75 million per transaction, and with the exception of the issue of guarantees. The powers of the Managing Director Riccardo Ruggiero exclusively relate to the activities of the Domestic Wireline Business Unit.
In respect of the limits of value described above, an individual transaction is intended to mean the aggregate of transactions that, while individually may be below the thresholds indicated, prove to be linked together within the same strategic or executive structure and therefore, when considered together, exceed the materiality threshold.
During 2002 the Company, as mentioned previously, adopted a procedure to formalize the rules for the collection and communication to the Board of Statutory Auditors and Board of Directors of the most exhaustive information inherent to the activities carried out, to the most significant economic, financial and equity transactions, to transactions with related parties (including intra-group transactions) and to atypical or unusual transactions. This procedure sets in motion the information flows recommended by the Preda Code through which the appointed Directors periodically report to the Board of Directors and the Board of Statutory Auditors on the activities they have carried out in exercising the mandates conferred upon them. That information includes executive activities and the status of transactions already approved by the Board of Directors; in particular, Executive Directors report on the activities carried out by them – also through the Company's and its subsidiaries' structures – in exercising the mandates conferred upon them, including the initiatives adopted and projects launched.

Roles and Activities of the Board of Directors
In accordance with Telecom Italia's by-laws, the Board of Directors has full and ample powers for the ordinary and extraordinary administration of the Company, including all responsibilities that are not, under the law and the by-laws, expressly reserved for the general Shareholders' Meeting. Furthermore, the Board – in accordance with paragraph 1.3 of Telecom Italia's Code of Self-discipline – is exclusively responsible for (i) the examination and approval of the Company's and Group's strategic, industrial and financial plans; (ii) the examination and approval of transactions (including, for example, the acquisition and divestiture of direct or indirect controlling interests) of particular economic or strategic significance, with particular reference to transactions with related parties; (iii) the granting and revoking of the mandates of the Managing Director and the Executive Committee, if established, defining the limits, operating procedures and frequency, normally not less than every three months, with which they should report to the Board on the activities they have carried out in exercising their mandates; (iv) the determination, after having examined the proposals of the specific committee and consulted the Board of Statutory Auditors, of the compensation of the Managing Directors and those who hold particular offices, and, providing that the Shareholders' Meeting has not already taken steps to do so, the breakdown of the overall compensation due to individual members of the Board and committees; (v) the supervision of the general management performance, with particular attention to situations of conflict of interest, taking into consideration information received from the Managing Director and the Audit and Corporate Governance Committee, and periodically comparing the results achieved with those planned; (vi) the verification of the adequacy of the Company's and Group's general organizational and administrative structure drawn up by the Managing Director.

In addition to the above matters, that are also recommended by the Preda Code, the Board – based on the provisions of paragraph 1.3 of the Code of Self-discipline – is responsible for (vii) the preparation and adoption of the Company's rules of corporate governance and the definition of the Group's corporate governance guidelines; (viii) the evaluation and approval of the Company's and Group's annual budgets; (ix) the evaluation and approval of the periodic accounting documentation as provided by the existing regulations; (x) the examination and approval of investments and divestitures (also in real estate) of amounts exceeding Lire 500 billion (approximately euro 258.2 million); (xi) the nominating, revoking and conferring of powers of the General Managers of the Company, by proposal of the Managing Director; (xii) the appointments for the offices of Managing Director and Chairman in subsidiaries with sales equal to or higher than Lire 2,000 billion (approximately euro 1,033 million) – as per the latest available financial statements – and (xiii) reporting to the Shareholders during Shareholders' Meetings.
The criteria adopted by Telecom Italia to identify transactions that should be examined, in advance, by the Board of Directors are both quantitative and qualitative, in that – in addition to an assessment of relevance based on the value of the transaction – an evaluation is carried out of the actual impact of the transaction on the performance of the Company. This may result in the requirement for advance Board approval of transactions that, while being lower than the defined materiality thresholds, exhibit particular critical elements, such as the nature of the counterparty, the time-frame of execution or the potential risks deriving from the transaction. In this regard, during 2002 the Company adopted – as previously highlighted – a series of principles on the execution of transactions with related parties, by virtue of which the Board of Directors approves, in advance, transactions with related parties, including intra-group transactions, with the exception of typical or usual transactions or those to be concluded under standard conditions.
During 2002, the Board met nine times, more than double that required by the Company's Code of Self-discipline (paragraph 3.3 indicates a frequency of at least four meetings per year) and a greater number than communicated beforehand in disclosure to the market (eight meetings).
Attendance at the meetings by Directors was always very high, with a percentage attendance that was never below 73% of Directors; statistically, even the independent Directors participated in the Board's activities with notable regularity, always ensuring an overall minimum presence of above 66% of independent Directors.
As provided by the Company's Code of Self-discipline, it is normal practice for the Directors to be provided, sufficiently in advance of the Board meetings, with the documentation and information necessary to allow them to effectively participate in the Board's business.
In December 2002, the Company distributed a calendar of Company events for 2003, which included the planned Board meetings. In particular, Telecom Italia will, again in 2003, anticipate the publication of the annual and semiannual financial statements, in order to take advantage of the possibility, provided by Consob Regulation 11971 of 1999, to be exempted from the preparation of the second and fourth quarter accounts.

DIRECTORS' NOMINATION AND COMPENSATION

Nomination of Directors

Telecom Italia S.p.A.'s by-laws provide that the nomination of members of the Board of Directors occur through a ballot based on lists of candidates. That system, in place since 1997, is intended to ensure adequate representation of minority shareholders on the Board and has rendered the establishment of a nominating committee unnecessary. For the nomination of the Directors, it is now common practice in Telecom Italia to make the profiles of each candidate available to the shareholders, at the registered office, the secondary office and the premises where Shareholders' Meetings are held, so as to enable shareholders to become acquainted with their personal and professional characteristics and exercise their voting rights more knowledgeably.

Directors' Compensation Committee

As already highlighted in the annual report on Corporate Governance in the 2001 financial statements, the Board of Directors has a Directors' Compensation Committee with investigative and advisory functions. No changes were made during 2002 to the composition or responsibilities of the Directors' Compensation Committee, which has particular responsibility for formulating proposals to the Board in respect of the compensation of the Managing Directors and of those Directors who hold specific offices, and, at the Managing Directors' indication, in respect of the determination of criteria for the compensation of top management of the Company. The Committee is composed of the independent Directors Luigi Fausti (Chairman) and Umberto Colombo, and of Pier Francesco Saviotti.
During 2002, the Committee held six meetings, during which it examined subjects related to the start-up of new stock option plans, the criteria to be utilized for the compensation of management and the incentive

formulas. Furthermore, the Committee identified the reference parameters for the variable component of Executive Directors' compensation, in accordance with Article 2389, paragraph 2, of the Italian Civil Code.
With reference to the choices made by the Company regarding the compensation of top management of the Company, the current system provides for the allocation of compensation broken down into a fixed component and a variable component, contingent upon the achievement of predetermined budget objectives. The system is similar to that used for the rest of management which – in addition to the base salary – provides for the presence of incentive and loyalty systems by means of stock options. More detailed information on the stock option plans are contained in the "Human Resources" paragraph, above.
During its meetings the Committee has availed itself of the assistance of external consultants, in addition to Company personnel.

INTERNAL CONTROL SYSTEM

The system of internal controls – briefly outlined in the Company's Code of Self-discipline – is a process aimed towards guaranteeing the efficiency of administrative and operational management, its understanding and verification, the reliability of the accounting and management data, the observance of the laws and regulations from every source and the safeguarding of the Company's integrity, also to prevent fraud that may damage the Company and the financial markets.
As disclosed in the previous year's report on Corporate Governance, the Telecom Italia Group has approved the organizational decision to concentrate the so-called internal audit activities in a specific consortium company, with the formation of In.Tel.Audit – S.c.a r.l..
That solution, which was born out of the need to take into consideration the objective complexity of the Group (while at the same time evaluating the professional resources within), as well as the new requirements set forth by Legislative Decree No. 231/2001, was further implemented during 2002. Having taken into consideration the approach, now common in international doctrine and practice, by which the functions of those in charge of internal control should be the verification of the adequacy and efficiency (i.e. proper functioning) of the internal control system and – where anomalies are discovered – the proposal of necessary corrective solutions, In.Tel.Audit – S.c.a.r.l. was identified as being in charge of internal control, responsibility for internal auditing.
This organizational solution permits the maximization of independence of the those in charge of internal control from the Company's organizational structure, from which they work in complete autonomy, reporting their findings to the Chairman, the Audit and Corporate Governance Committee and the Board of Statutory Auditors. The execution of any "maintenance" interventions on the internal control system recommended by those in charge of internal control is then, depending on the occasion, the responsibility of the various sectors of the Company or Group companies, based on the recommendations drawn up by the Board of Directors. Furthermore, the Company, in order to facilitate the overall operation of the system, will identify an "individual in charge of execution" of the above-mentioned interventions.
The Board of Directors – based on the checks carried out and having taken account of the improvement initiatives undertaken – considers the system of internal control to be adequate for the needs of the Company and in respect of the regulations in force.

Audit and Corporate Governance Committee
Telecom Italia's Audit and Corporate Governance Committee, in its composition and in the activities carried out by it, has already adapted to the regulations of the Code of Self-discipline adopted by Borsa Italiana in July 2002.
The Committee is, in fact, composed exclusively of independent non-executive Directors, including the Directors Roberto Ulissi (Chairman), Guido Ferrarini and Natalino Irti. The Chairman of the Board of Statutory Auditors or, when it was considered appropriate to hold a joint meeting, all members of the Board participated in the meetings of the Committee, of which in 2002 there were eight.
The Audit and Corporate Governance Committee, based on the provisions of Telecom Italia's Code of Self-discipline, carries out the following activities: (i) evaluates the adequacy of the internal control system; (ii) evaluates the work plan prepared by those in charge of internal control and receives periodic reports from the same; (iii) evaluates proposals formulated by independent audit firms wishing to be appointed as auditors, and the audit plan and results expressed in the letter of recommendations; (iv) discloses to the Board, at least every six months, at the time of the approval of the annual and semiannual financial statements, the work carried out by it and the adequacy of the system of internal control; and (v) monitors compliance with and periodic updating of the corporate governance regulations.
During 2002, the Committee contributed to the process of implementation of the corporate governance instruments, participating in the analysis and the definition of the documents that were subsequently adopted by the Company in the above-mentioned period. Furthermore, in adopting the new recommendations of the Preda Code, the Committee examined, with the aid of the Company's Offices and the independent auditors

Reconta Ernst & Young, the appropriateness of the accounting principles used and their uniformity in the preparation of the consolidated financial statements, following the evaluation and verification activities undertaken by management on the reasonableness of the carrying values of the Group's investment portfolio.
The Committee placed particular attention on the evolution of the American corporate regulations (i.e. Sarbanes Oxley Act 2002).

TRANSACTIONS WITH RELATED PARTIES

As previously indicated, during 2002 the Company adopted a series of principles for the execution of transactions with related parties. On the basis of those principles the Board of Directors approves in advance transactions with related parties, including intra-group transactions, with the exception of transactions that are typical or usual or to be finalized at standard conditions. To this end, the Board of Directors receives adequate information on the nature of the relationship, the manner in which the transaction is to be executed, the conditions, even economic, for its realization, the valuation technique followed, the interests and underlying motivations and any risks to the Company. Furthermore, in the event that the relationship is with a Director or with a party related through a Director, the interested Director will be limited to providing clarification and will leave the Directors' meeting at the time of the deliberations.
In relation to the nature, value or other characteristics of the transaction, the Board of Directors, in order to avoid that the transaction is realized at unreasonable conditions, is assisted by one or more experts who, depending on the circumstances, expresses an opinion on the economic conditions, and/or the objectivity, and/or the technical aspects of the transaction.

HANDLING OF CONFIDENTIAL INFORMATION

With regard to the internal management of information relating to Telecom Italia, some time ago the Company adopted specific guidelines regarding the classification and management of information from the viewpoint of Company confidentiality and privacy, in the knowledge that information represents a strategic component of corporate wealth and a fundamental asset for the success of all organizations that operate in the Telecom Italia Group. However, the protection of information is not only an instrument to support the business, it is also a legal obligation in the event that it deals with personal data related to customers, employees, suppliers or other persons (either physical or juridical) external to or within the Company's organization.
At the end of 2002, in compliance with the regulations of Borsa Italiana, a Code of Conduct was adopted relating to insider dealing, that regulates the requirements for information and conduct in relation to transactions regarding the listed stocks of the Group carried out by "relevant persons" who operate within the Company. The criteria assumed in the drafting of the Code are consistent with the Telecom Italia's fundamental decisions regarding governance: stringency, transparency and alignment with the best international practices.
The Code goes beyond the regulations prescribed by Borsa Italiana, providing flexibility in the identification of persons subject to the disclosure obligation and extending the communication requirement to transactions executed on listed financial instruments issued by the Parent Company (in addition to the subsidiaries), even if carried out within an individual investment portfolio relationship, in which the client foregoes the right to give instructions.
Furthermore, Telecom Italia has significantly reduced the materiality thresholds, compared to those indicated by Borsa Italiana, on the transactions to be periodically communicated to the market (from euro 50,000 to euro 35,000) or to-be immediately communicated at the time the transaction is carried out (from euro 250,000 to euro 80,000), assuming a flexible period of time for the verification of whether the materiality threshold for communication without delay has been attained. Finally, Telecom Italia's Code of Conduct – which came into force (on December 1, 2002) in advance of the obligatory deadline set by the Regulation of Borsa Italiana (of January 1, 2003) – limits the period of free trading of Group stocks by "relevant persons" and provides for a particularly stringent system of sanctions.
At the beginning of 2003, the Company formalized a specific Procedure containing the operating procedures for communication of price sensitive information to the market, identifying the Functions and Structures involved in the process and also regulating the procedures to be followed in the event of rumors or requests for information by those responsible for the surveillance and management of the market. Furthermore, the Procedure regulates the activities to be carried out for meetings with the financial community and the media, so as to guarantee a non-selective use of Company information.

BOARD OF STATUTORY AUDITORS

The Board of Statutory Auditors of Telecom Italia, appointed by the Shareholders' Meeting of July 2000, is composed of five Acting Auditors (Paolo Germani - Chairman, Mario Boidi, Paolo Golia, Fabrizio Quarta and Gianfranco Zanda), of which two (Paolo Germani - Chairman and Fabrizio Quarta) are appointed by the government and one (Paolo Golia) was elected from the list presented by the minority shareholders.
In accordance with paragraph 13.1 of the Code of Self-discipline, proposals put to the Shareholders' meeting for the appointment of Statutory Auditors, accompanied by comprehensive information concerning the personal and professional characteristics of the candidates, are normally deposited at the Company's registered office at least ten days prior to the date set for the meeting, or at the time the lists are deposited.
The Board of Statutory Auditors conducted 24 meetings during 2002, in addition to meetings with the Audit Committee, the internal auditors, and the external auditors and Company management.
As previously highlighted, during 2002 the Company formalized, through a specific procedure, internal rules for the collection and communication to the Board of Statutory Auditors – in accordance with Article 150, paragraph 1, of the Testo Unico of Finance – of information on the activities and significant transactions carried out by the Company and its subsidiaries, as well as on transactions that are potentially in conflict of interest. Through that procedure – which also ensures, as already noted, the completeness of information flows recommended by the Preda Code from the Directors responsible for those activities to all members of the Board of Directors – the Chairman, by the mandate delegated to him for this purpose, reports, in writing, to the Board of Statutory Auditors:

a) on the activities carried out by the Company, with particular reference to executive activities and the status of transactions already approved by the Board of Directors, as well as to activities carried out by Executive Directors, also through the Company's and its subsidiaries' structures, in exercising their mandates, including the initiatives adopted and the projects begun;
b) on the most significant economic, financial and equity transactions, highlighting, in particular, the strategic aims, the consistency with the budget and industrial plan, the terms of execution (including the terms and conditions, also economic, of their realization) and the developments, and any conditions and implications that they carry on the Group's activities;
c) on transactions that are potentially in conflict of interest, that is to say on intra-group transactions and on transactions with related parties that are not intra-group transactions. The information concerning those types of transactions illustrates the underlying interests (and, for intra-group transactions, their rationale in the Group context) as well as the terms of execution of the transaction (including the terms and conditions, also economic, of their realization) with particular regard to the valuation methods followed. The concept of related parties utilized in this procedure was adapted during 2002 to that prescribed by Consob in its Communication No. 2064231 dated September 30, 2002, whilst maintaining the remaining parts of the definition utilized in the Telecom Italia procedure, where they conform to more stringent criteria than prescribed by Consob;
d) on the atypical or unusual transactions, by which it is intended those transactions whose subject or nature are outside the normal course of the Company's business or that present particular critical elements due to their characteristics and to the risks inherent to the nature of the counterparty or to the time of their completion. Also in this case, the information provided about those transactions highlights the underlying interests and illustrates the terms of execution of the transactions (including the terms and conditions of their realization) with particular regard to the valuation methods followed.

Set out below are the offices held by the statutory auditors in other listed companies, in financial, banking or insurance companies or in companies that are significant in size:

Chairman	Paolo Germani	General Manager, General Inspectorate of Finance of the National Department of General Accounting – Ministry of Economy and Finance, and Chairman of the Supervisory Committee of EFIM - in forced administrative liquidation.
Acting Auditor	Mario Boidi	
Acting Auditor	Paolo Golia	Chairman of the Board of Statutory Auditors of Banco di Brescia S. Paolo S.p.A., Acting Statutory Auditor of C.B.A. Vita and C.B.I. Factor, Chairman of the Board of Statutory Auditors of Cosidis S.p.A., Acting Statutory Auditor of Criterium S.p.A., Chairman of the Board of Statutory Auditors of Ergon Finanziaria S.p.A., General Partner of Gami S.a.s., Chairman of the Board of Statutory Auditors of Interdis S.p.A. and Mercati Finanziari SIM S.p.A., Acting Statutory Auditor of Multiutility S.p.A., Chairman of the Board of Statutory Auditors of Riva Acciaio S.p.A., Acting Statutory Auditor of Sara Ass.ni S.p.A., Sara Vita S.p.A., Schemaventotto S.p.A. and TSP S.p.A., and Chairman of the Board of Statutory Auditors of Vegè Italia S.c.a.r.l. and Vegè Leasing S.p.A., in liquidation.
Acting Auditor	Fabrizio Quarta	
Acting Auditor	Gianfranco Zanda	Member of the Board of Statutory Auditors of AGIP Petroli S.p.A., AGIP S.p.A., Banca d'Italia, Ufficio Internazionale Cambi, Finsiel S.p.A., Telespazio S.p.A., Tim S.p.A., Sangemi S.p.A., and Immsi S.p.A..

SHAREHOLDERS

Shareholders' Meetings

During 2002, two Shareholders' Meetings took place. During the first, on May 7, the 2001 financial statements were examined, whereas on December 12, during the ordinary session of the Shareholders' Meeting the nomination of two Directors (Modiano and Ruggiero) and the reclassification and distribution of certain reserves were approved, and during the extraordinary session the merger through incorporation of TILab into Telecom Italia was approved. Again during the Shareholders' Meetings in 2002, which the Company views as a constant commitment on its part, shareholders were encouraged and supported to participate in direct discussions with management and shareholders, with a view towards a productive exchange of opinions.

Furthermore, with a view to carrying out its responsibilities in a more orderly and productive manner, the Company, in 2001, adopted regulations for Shareholders' Meetings that are applicable to ordinary and extraordinary meetings of the Shareholders.

Finally, a specific function within Telecom Italia's organizational structure (Investor Relations) is dedicated to relations with the national and international financial communities. More detailed information is contained in the paragraph relating to "Financial Communications".

Shareholders' agreements

During 2001, shareholders' agreements were signed among the shareholders of Olimpia S.p.A. (Pirelli S.p.A., Edizione Holding S.p.A., Unicredito Italiano S.p.A. and Intesa BCI S.p.A.) that contain certain clauses concerning, amongst other things, the composition and resolutions of Telecom Italia's Board of Directors. The cited agreements and any variations thereto were communicated to the market in accordance with the regulations in force.

In December 2002, a new shareholders' agreement was signed among Pirelli, Edizione Holding, Unicredito Italiano, IntesaBCI, Olimpia and Hopa S.p.A., that provides for a change in the shareholder base of Olimpia upon the conclusion of certain transactions (amongst which the merger of Holy S.p.A., 100%-controlled by Hopa, into Olimpia). The shareholder base of Olimpia will then comprise Pirelli, 50.40%, Edizione Finance International 16.80%, UniCredito 8.40%, IntesaBCI 8.40% and Hopa 16.00%.

After the aforementioned merger, Olimpia S.p.A. will hold 28.5% of the share capital of Olivetti, the parent company of Telecom Italia.

■ FINANCIAL COMMUNICATIONS

Since the end of 2001 and throughout 2002, the Telecom Italia Group has wanted to provide information about financial matters that is ever-more accurate, continuous and timely, with the aim of achieving greater transparency and reliability both in terms of the business results and corporate governance of Telecom Italia S.p.A. and its subsidiaries, in order to meet in full the requirements of investors and the regulations established by the official bodies involved.

Moreover, this high level of commitment is recognized by the financial market which, through a study conducted by Deutsche Bank in collaboration with DWS Investment, ranked Telecom Italia in first place *among European telecommunications companies in terms of respecting corporate governance regulations.* It should be pointed out that the operations of Investor Relations have been entrusted to an independent Corporate Function which reports directly to the Managing Director, with key accounts devoted to the various categories of internal and external interlocutors, with the aim of ensuring that communication will be more timely, complete and effective.

With this in mind, it has been decided to disseminate precise, exhaustive information through the delivery of communiqués and the publication of institutional bulletins (compulsory and optional periodical reports, such as the Sustainability Report, and disclosure giving details of shareholders' meetings and individual transactions on the market) and by taking advantage of both traditional paper and innovative on-line tools.

In fact, the Telecom Italia website www.telecomitalia.it has been renovated with a special area devoted to institutional investors and the retail sector. In addition to the continuous enhancing and updating of the content of the website, special care has been taken to provide information on the performance of shares and corporate events.

In 2002, the company organized more than 25 formal encounters with the market (with analysts, institutional investors and members of the national and international specialized Press). They took the form of quarterly conference calls, road shows, participation in conventions, Press conferences, to which must be added daily dealings with all the financial analysts and investors both through direct meetings or by phone, to supply them with the information they need for their activities.

In addition, the annual meeting was held in Milan on February 14 and 15, to present the guidelines of the Group's industrial and financial plan for 2002-2004 and, for the first time, a special event was organized in Rome on July 18 and 19 called "Technology Day", to illustrate the development of innovative technologies and services of the Telecom Italia Group to the financial community.
Finally, on February 13, 2003, within the framework of the activities undertaken to implement the rules of Corporate Governance, the Board of Directors of Telecom Italia also approved the "Procedure for the communication of price-sensitive information to the market". The document establishes ways of operating with the aim of disseminating this kind of information to the market, identifies the Functions and Structures involved in the process, and also lays down the procedure that must be observed in the presence of rumors or requests for information from people involved in the supervision or management of the market. Furthermore, the procedure lays down rules about activities to be conducted whenever there are encounters between the Company and the financial community or the Press, so as to ensure a non-selective use of corporate information.

CUSTOMERS

■ CUSTOMER SATISFACTION

Customer satisfaction and direct, ongoing business with customers were the cornerstone of Telecom Italia Group's loyalty policy also in 2002. Despite the diversity of operations of the various businesses, the **customer relationship management** tools are quite similar (call centers, toll-free numbers, service centers, websites, regular customer satisfaction surveys – the latter often in collaboration with independent agencies), although tailored to the type of customer and service delivered.

In 2002, customer care at Telecom Italia S.p.A. - **Domestic Wireline** was based on 169 toll-free numbers, 100 service centers and the company website. The helpdesks answered nearly 64 million calls, while the website was visited around 4 million times. Monthly surveys on customer satisfaction produced the following feedback:

- customers satisfied with line operations were on average over 90% (90.9% residential customers and 89.2% business customers);
- 64% of residential customers and 50% of business customers receive a solution to their problems in a single telephone call, a one-call solution;
- 77% of residential customers' repairs and 74.6% of business customers' are carried out within the 2nd day after being reported;
- Residential customer satisfaction with fault repairs measures 92.7% and business customer satisfaction 83%;
- Executive customer satisfaction levels are high and, on average, over 80%.

The other companies belonging to the Domestic Wireline Business Unit, operating in various markets, use similar tools, adapting them according to their specific customers.

The organizational model of the TIM group (**Mobile** Business Unit) consists in extending the controlling company's model to all affiliates. Its customer care policies are underpinned by nationwide sales and service networks and services (toll-free numbers, call centers, websites) that are easily and regularly used by customers, who particularly appreciated the effectiveness of these services in 2002. Customer satisfaction was 83.9% for the TIM call center, 90.3% for the Stet Hellas call center and, on average, around 70% for the call centers run by the companies operating in South America.

To improve customer satisfaction, both Entel Chile and Entel Bolivia (**Latin America Operations**) set up call centers, toll-free numbers dedicated to segments of its customer base, sales points, service centers and websites; the call centers were the most successful service with as many as 3.2 million calls in Bolivia.

All companies in the Seat group (**Internet & Media** Business Unit) employ dedicated toll-free numbers and call centers, greatly used by customers, and corporate websites for customer relationship management. Seat Tin.it also uses innovative web-based forms of contact with customers. The La7 call center and MTV toll-free number are dedicated to customers who have signal reception problems.

As regards the **Information Technology Market** Business Unit, the group leader, Finsiel, manages customer relations through dedicated toll-free numbers, websites/e-mail (with more than 70,000 hits in 2002) and automatic call centers. The help desk – the main service for customer satisfaction - was used to interview customers by telephone in order to monitor customer satisfaction.

In the companies forming the **Information Technology Group** Business Unit, customer service was guaranteed by toll-free numbers, service centers and websites/e-mail; in 2002, Sodalia and Webegg's sites had a very high viewing rate. Saritel's service procedures are diversified according to the services delivered. Customer satisfaction with Sodalia's communication and supply of service was around 70%.

ISO 9000 **certifications** were obtained by companies belonging to all Business Units and operating activities in the Group, including Telecom Italia S.p.A. – Domestic Wireline, TIM, Stet Hellas, Maxitel, Entel Bolivia, Banksiel, Saritel and TILab. Digitel Venezuela and Entel Chile expect to obtain them in 2004. Part of TIM's network operations are certified according to the ISO 14001 standard concerning the environmental management system. The same certification is pending for Telecom Italia's network; TILab has already obtained it for its Environment, Health & Safety system. A number of companies obtained special certifications for specific activities.

SUPPLIERS

■ CONTRIBUTION TO SUPPLIERS OF THE TELECOM ITALIA GROUP

To quantify Telecom Italia Group's business with suppliers, consumption of outside supplies and services and industrial investments are shown below:

(millions of euro)	2002		2001	
TELECOM ITALIA GROUP				
* Consumption of raw materials and outside services (net of the telecommunications license fee or charge) **(A)**		12,127		12,518
- *of which related parties **(a)***	*469*		*586*	
* Industrial investments **(B)**		4,842		8,164
- *of which related parties and capitalized internal construction costs **(b)***	*1,130*		*665*	
*** Total contribution (C=A+B)**		**16,969**		**20,682**
- *of which related parties and capitalized internal construction costs **(c=a+b)***	*1,599*		*1,251*	
*** Net total contribution (C-c)**		**15,370**		**19,431**

■ QUALIFICATION

The supplier qualification process is centralized for all Telecom Italia Group companies through application of common general criteria, but taking into account product/service-specific parameters or checklists.

Qualification can be of three typologies, each preliminary to the subsequent assessment:

- Basic (sales, safety, social responsibility, compliance with environmental policies, etc.);
- Economic-Financial (examination of financial statements and evaluation of specific indicators);
- Technical-Organizational (actual capability to produce or supply products and services).

Qualified suppliers are listed in the Telecom Italia Group Register of Vendors by product category.

The Group's procurement policy is based on competition between qualified Vendors in terms of purchase cost, procurement time, and quality of supplies.

A similar, but more simplified, selection process is applied to subcontractors, the results of which determine authorization to subcontract.

■ VERIFICATION

The quality of supplies/services is monitored by means of the product/service-specific Vendor Rating based on technical, commercial and administrative evaluations.

Assessments are made both at centralized level during supplier qualification and by the individual companies in the Telecom Italia Group during the term of contract.

The latter assessments may be annual or six-monthly and the number of assessments can vary according to performance resulting from the Vendor Rating.

■ TRANSPARENCY

Transparency is assured in relationships with suppliers by:

- informing suppliers of the results of the Vendor Rating in order to agree on improvements;
- informing suppliers of the verification system, illustrating all aspects related to the specific monitoring procedure in documents enclosed with contracts;
- on-line bids via the Corporate Internet site, allowing suppliers to know developments and the final results in real time;
- including health & safety and environmental standards in bidding documents and related specifications.

COMPETITORS AND REGULATORY FRAMEWORK

APPROACH

OLO (Other Licensed Operators), ISP (Internet Service Providers) and other television licensees can - at one and the same time - be for Telecom Italia:

- **Competitors** and participate in defining rules for fair competition and for achieving convergence in communications. Creation of balanced, stable, predictable rules is a target shared by all businesses in the sector.
- **Partners** in development of new services and new business models. In the recent past, development first in mobile telephony followed by Internet was also the result of innovations proposed by various businesses.
- **Customers.** Telecom Italia's organization comprises a Wholesale Division, which sells a wide range of services. Telecom is one of the first operators in Europe to have offered services such as the permanent virtual channel, partial lines, wholesale direct lines, and shared access.

PARTNERSHIPS

The Telecom Italia Group joined the digital TV sector with La7 and MTV, actively participating in television associationism and starting experimentation on its own sites.

At European level, relations with institutions in the industry increased. Telecom Italia supports various initiatives, including a market and investments strategy for e-Europe.

Group companies operating in South America, such as TIM Perù and Wireline Bolivia, collaborated with competitors in numerous projects.

The principal associations in which the Group actively participates are:

- **ETNO** (European Telecommunications Network Operators' Association) founded to promote development of a competitive and efficient European market for telecommunications. Telecom Italia is a member of the Executive Board of the Association and chairs the Sustainability Task Force;
- **ITU** (*International Telecommunications Union*) *which aims to support development of the industry* internationally through cooperation between the public and private sectors. Telecom Italia, TIM and TILab participate in, and often lead or coordinate, many study groups.
- **GSM Association** which promotes global development of wireless communications guaranteeing interoperability between operators, equipment, services and roaming, in which TIM was recognized technological leadership in addressing and defining strategies for development of global radiomobile services worldwide.

Participation in the Task Forces EIRUS (European Ipqm and Rqms UserS) in Europe and QuEST (Quality Excellence for Suppliers of Telecommunications) in North America allows the Telecom Italia Group to be informed of developments in technical quality monitoring processes applied by the leading operators and manufacturers of telecommunications products and systems.

■ REGULATORY FRAMEWORK

The new regulatory framework will be governed by new standards which will be introduced in national regulations by incorporating the EC Directives in the "'99 Review" relating to electronic communication networks and services (directives concerning "Access", "Authorization", "Framework", "Universal Service" and "Data Protection"). The new standards will be included in the national regulatory framework by July 24, 2003. In this connection, Law No. 166 of August 1, 2002 gave the Government a mandate to implement the new directives, and to adopt a code of legal and regulatory measures in the field of TLC. Furthermore, the European Commission published Recommendations on important product and services markets in electronic communications, as well as Guidelines for market analysis and the evaluation of significant market power.

There follows a brief description of the standards adopted during 2002.

■ RATE REBALANCING

Within the framework of the price cap formulas and in observance of Resolution No. 847/00/CONS of December 11, 2000, the price adjustments of February 1, July 1, and December 30, 2002 became effective and further reduced telephone expenses for residential and business customers. The adjustment of basic subscription charges was accompanied by further price reductions for local, inter-district and international calls.
On August 5, 2002, the National Regulatory Agency began a public consultation with Resolution No. 183/02/CONS on the review of the price-cap formulas with effect from 2003.

■ INTERCONNECTION AND LOCAL LOOP UNBUNDLING

In compliance with the rules laid down in Resolution No. 4/02/CIR, on April 18, 2002 Telecom Italia published the Interconnection Reference Plan (OIR) which contains technical and economic conditions for using the network, both in terms of switched transport and local loop unbundling to the last mile. The new plan offers generalized reductions on the services distributed to interconnected operators. On February 27, 2003, the National Regulatory Agency approved the OIR together with the criteria for changing the charges of the OIR for the next 4 years (the so-called network cap). In compliance with Resolution No. 5/02/CIR, on April 30, 2002 Telecom Italia published the new flat-rate interconnection rate for Internet access known as FRIACO. The terms of supplying Partial lines according to the 2002 price list were published on the same date.

■ ADSL BROADBAND ACCESS SERVICES

On September 30, 2002, Telecom Italia presented a new ADSL wholesale rate plan, based on a flat rate, which enables an operator to separately acquire access and "carry" data traffic to its point of presence. These changes, together with simultaneous price reductions for unbundling and shared access services led the National Regulatory Agency to grant approval of Telecom Italia's new "Alice time" rate plan, on September 25, 2002.

■ EQUALITY IN INTERNAL/EXTERNAL TREATMENT

In Resolution No. 152/02/CONS, the National Regulatory Agency approved measures that are intended to ensure the full application of the principle of equality in internal and external treatment on the part of fixed telephone operators with significant market power. These measures concern accounting reports, the ways in which services are offered to other operators, the application of the Network Cap model to the interconnection price list and *unbundling*, and ways of verifying the terms of the plans offered to the public.

■ GENERAL TELEPHONE DIRECTORY

In Resolutions No. 36/02/CONS and 180/02/CONS, the National Regulatory Agency established the rules and organizational methods for the creation and supply of a general telephone directory containing the numbers of subscribers to the services of all fixed and mobile telephone operators. The creation of the single database will be organized within the regulatory framework agreements stipulated among the various operators.

■ MOBILE NUMBER PORTABILITY

In Resolution No. 7/02/CIR, the National Regulatory Agency issued the regulations for the pricing of Mobile Number Portability. The prices which the Recipient (the operator who acquires the customer with the same number) must pay to the Donor (the operator who gives up the customer) will be established by the National Regulatory Agency and must not, in any case, be higher than the prices for Number

Portability on fixed networks. In addition, the customer migrating to another operator has the right to use up any credit remaining on prepaid cards.

- **UNIVERSAL SERVICE**

Telecom Italia continues to maintain its obligation to provide certain services – including phone services - at "accessible" prices. Such services, which are guaranteed in unprofitable geographical areas to low-profile customers, constitute the so-called "Universal Service", for the supply of which Telecom Italia sustains a "net cost". On December 23, 2002, the Infrastructures and Networks Commission of the National Regulatory Agency approved the measure in which the net cost sustained by Telecom Italia to provide the Universal Service in 2001 was estimated at euro 40.28 million, to which Telecom Italia itself contributes 42.68% (euro 17.19 million).

- **EQUALITY FOR ISP/OLO**

In its implementation of Law No. 59/02, the National Regulatory Agency declared that Internet Service Providers (ISP) are to be considered on an equal basis with other licensed operators, granting ISPs the right of access to the prices on the Interconnection Reference Plan (OIR), and to ask the Ministry of Communications to grant them the right to use numbering resources for Internet services and for the routing of the traffic involved. In implementation of the above-mentioned law, the National Regulatory Agency made known that Telecom Italia and Wind were "Significant Market Power" (SMP) operators in the intermediate market for the termination of calls destined for Internet, and Telecom Italia was an SMP in the market of final Internet access services from the wireline network using dial-up technology.

- **LEASED LINES**

In Resolution No. 59/02/CONS, the National Regulatory Agency approved the wholesale plan of charges for leased lines for OLO and ISP in compliance with the obligation to levy charges based on the "retail-minus" principle established in Resolution No. 393/01/CONS.

- **LICENSES**

DPR No. 211 of August 1, 2002 changed the period of individual licenses in the TLC sector from 15 to 20 years (with an extension for those already issued).

- **TLC INFRASTRUCTURES**

Legislative Decree No. 198 of September 4, 2002 establishes the fundamental principles with regard to the installation and alteration of TLC infrastructures that are regarded as being strategic, and fixing precise terms for the issue of authorizations, abrogating the procedure of environmental impact assessment (VIA) and limiting the financial responsibility of companies to expenses associated with installation operations, digging and occupation of public property. Law No. 166 of August 1, 2002, also defined the new standards relating to the installation, access and sharing of multi-service cables and cable ducts that need to be built following construction and maintenance work on civil works.

- **EVOLUTION OF THE EC REGULATORY FRAMEWORK**

New directives have been published and are in the "99 Review":

- ✓ Directive 2002/19/CE concerning access to electronic communications networks and related resources, and interconnection of the said networks (known as the "Access" directive);
- ✓ Directive 2002/20/CE concerning authorizations for electronic communications networks and services (known as the "Authorizations" directive);
- ✓ Directive 2002/21/CE which establishes a common regulatory framework for electronic communications networks and services (known as the "Framework" directive);
- ✓ Directive 2002/22/CE concerning the universal service and the rights of users with regard to electronic communications networks and services (known as the "Universal Service" directive).
- ✓ Directive 2002/58/CE on the treatment of personal information and on the safeguarding of privacy (known as the "Data Protection" directive)

The new standard must be incorporated in national regulations by July 24, 2003 and, in this context, Law No. 166 of August 1, 2002 gave the Government a mandate to introduce the new directives and to adopt a code of legal and regulatory measures for TLC. In addition, the European Commission is in the process of defining a recommendation concerning important markets for services and products with the aim of imposing, changing or revoking the observance of regulations.

THE STATE AND OTHER INSTITUTIONS

In 2002 the contribution of Telecom Italia Group to Public Administrations, in Italy and internationally, was euro 1,090 million.

Telecom Italia Group (millions of euro)		
	2002	**2001**
Social security and national health insurance contributions	**1,199**	**1,225**
Direct taxes	**(716)**	**925**
Indirect taxes	**115**	**120**
TLC license fees	**431**	**524**
Ministry of Economy and Finance (dividends)	**61**	**61**
	1,090	**2,855**

In 2002, the Group received capital grants from Italian Public Administrations only amounting to euro 42 million (euro 22 million in 2001), including euro 23 million pertaining to Telecom Italia S.p.A. .

FUTURE GENERATIONS

Respect for the environment, which is an integral part of Telecom Italia Group's commitment in adopting Sustainability as one of its principal values of reference, ranks among the Group's strategic objectives and is the subject of continuous verification.

■ ENVIRONMENTAL PERFORMANCE INDICATORS

The Group identified four major elements by which it measures the effectiveness of its environmental management system and establishes programs to improve performance:

- waste management;
- consumption of natural resources and energy;
- air quality and climate changes;
- electromagnetic emissions.

All information reported herebelow has been obtained by processing appropriately reclassified management accounting data.

■ Waste management

The waste generated by Telecom Italia derives from constant innovation and development of its infrastructures and from day-to-day business operations.
Waste, primarily consisting of telecommunications materials and products, has been managed by a single company at national level since 1999. Disposal processes favor reuse and recycling options, whenever possible.
The data reported herebelow refer to the financial year 2001 and Telecom Italia S.p.A..
In 2001, generated waste totaled 27,915 tons, a decrease of nearly 34% over the previous year. Compared with the year 2000, there was a significant reduction in disposal of equipment and batteries, which were related to decommissioning of analog telephone exchanges, poles and cables.
Hazardous waste accounted for 29.7% of the total amount of waste (against 36.9% in 2000) while the percentage of waste destined for recovery was 83% (89% in 2000).


Types of waste produced by Telecom Italia S.p.A. in 2001


Tank sediment and purification plant sludge 0.06%
Waste containing PCBs and PCTs 0.27%
CFCs 0.52%
Demolition and decommissioning waste 0.57%
Plastic reinforced by fiber glass, plastic and rubber 1.17%
Ink and toner cartridges 0.05%
Adhesives and sealants 0.04%
Electrolytes 0.02%
Other 0.27%
Paper and cardboard 1.81%
Waste containing asbestos 5.00%
Packaging 5.17%
Metal 9.78%
Batteries 10.22%
Equipment 34.19%
Telegraph poles 19.18%
Ccables 11.68%

Consumption of natural resources and energy

The natural resources used directly by the company include materials employed in material manufacturing processes and products acquired and operated directly or made available to the public:

- **water**, for civil use. In 2002, consumption rose 19%.
- **diesel oil and natural gas** used in heating systems. In 2002, diesel oil consumption decreased by more than 14%, whereas natural gas consumption increased by just over 4.3%; from an energy standpoint, this means a global reduction of 0.68% (from consumption of 825,151 GJ in 2001 to 819,540 GJ in 2002). Thanks to an optimization plan currently underway diesel oil consumption for heating purposes is expected to be reduced by 3% in 2003.
- **fuel** for corporate fleet vehicles. Consumption was reduced by around 11.5% compared with 2001, as a result of a reduction in vehicle numbers and distances covered. A project is in place that should lead to the reduction of the corporate fleet by approx. 4,000 vehicles in 2003 and the introduction of a certain number of vehicles using a gasoline and methane fuel mixture aimed at reducing polluting atmospheric emissions.

Electricity for power for corporate infrastructures and buildings is classed as indirect consumption of natural resources as the majority of electric power generation in Italy utilizes fossil fuels (approx. 76%).
As a result of action to improve the energetic efficiency of infrastructures over the last three years, the Group succeeded in achieving an annual reduction in the consumption of electricity used to power the telecommunications network exceeding 3%. The action plans should also make it possible to continue the declining trend in 2003.
The Group is experimenting alternative sources of electric power generation to power the Base Radio Stations (SRB) including photovoltaic and wind power production. In 2002, a program was launched to produce four SRBs in Calabria able to produce a total of 80KW. It is estimated that for every SRB with a power of 18KW there will be a daily saving of 110 liters of diesel oil; this significantly reduces pollutant emissions to air (particulate, carbon monoxide, nitric oxide).

2003 Targets for Telecom Italia S.p.A.:
a) to reduce consumption by 3% (diesel oil and natural gas);
b) to reduce the corporate fleet by approx. 4,000 vehicles;
c) to reduce wireline network electric power consumption by 3%.

Air quality and climate change

The Group's contribution to greenhouse emissions, primarily carbon dioxide (CO_2), is basically due to use of fuels for heating and transport and, indirectly, to consumption of electricity.
In 2002, Telecom Italia S.p.A.'s emissions amounted to 950,304 tonnes of CO_2; the estimated net reduction compared with the previous year was above 13.0%.

Electricity consumption [GWh]	2002	2001
Telecom Italia S.p.A.	1,706	1,835
TIM S.p.A.	431	410
Seat S.p.A.[1]	6	5.4
Total	2,143	2,250.4

Water consumption [m^3]	2002	2001
Telecom Italia S.p.A.	4,967,312	4,220,253
TIM S.p.A.	310,000	432,000
Seat S.p.A.	55,000	54,122
Total	5,332,312	4,706,375

Diesel oil consumption for heating [liters]	2002	2001
Telecom Italia S.p.A.	5,393,518	6,280,431
TIM S.p.A.	140,000	147,000
Seat S.p.A.	0	0
Total	5,533,518	6,427,431

Natural gas consumption for heating [m^3]	2002	2001
Telecom Italia S.p.A.	17,990,314	17,241,706
TIM S.p.A.	2,950,000	2,275,000
Seat S.p.A.	500,000	411,650
Total	21,440,314	19,928,356

CO_2 emissions [t]	2002			2001		
	Electricity	Heating fuel	Transport fuel	Electricity	Heating fuel	Transport fuel
Telecom Italia S.p.A.	843,186	54,887	52,231	979,890	55,581	58,410
TIM S.p.A.	217,338	7,005	6,949	218,940	5,507	6,332
Seat S.p.A.	3,204	1,124	1,424	2,873	925	Not reported
Total	1,063,728	63,016	60,604	1,201,703	62,013	64,742

Electromagnetic emissions

The Telecom Italia Group's attention to the issue of electromagnetic emissions can be summed up in the following commitments and actions:

- absolute compliance with the legislation in force in the countries in which it operates. The corporate process is structured on rigorous management of project engineering, of the selection of sites, and of installation of systems;
- careful and scrupulous management of company installations throughout the whole life cycle, in compliance with additional internal efficiency and safety standards;
- use of, and constant research for, leading-edge technology tools for control and investigation activities. Specifically, as far as regards GSM, a procedure for monitoring the fraction of power emitted with respect to the maximum rated power is currently in an advanced stage of development.

  Regarding UMTS, definition of methodologies of analysis and simulation for estimation of radioelectric power in various propagating environments and multimedia traffic contexts is in the process of refinement. The first results have already been presented at a number of international conferences. The technology developed by TILab for measurement of radiofrequency power generated by a base radio station will shortly be integrated by a sensor that will allow direct measurement of electromagnetic pollution.

  In 2002, TIM monitored 2,896 transmission installations out of 4,059, spending euro 3,936,064.

  As far as regards cell phones marketed through its sales network, TIM makes a selection based on level of technological innovation and Standard Absorption Rate (SAR) measurements, to guarantee reduced electromagnetic emissions levels.
- cooperation and support in medical-scientific studies. Specifically, Telecom Italia S.p.A., in cooperation with a number of Italian universities and national and international organizations, promoted investigations to check the emission values of electromagnetic radiations and possible impacts.

ENVIRONMENTAL MANAGEMENT

An Environmental Management System (EMS) is under development; implementation of the system is a target to be progressively extended across the Group.

[1] The consumption figures for Seat S.p.A. refer to the 7 company offices where electricity supplies are registered in the name of the company.

Telecom Italia Lab developed an integrated system for environmental management in accordance with the standard UNI EN ISO 14001 and for Health & Safety management in accordance with standard OHSAS 18001. The Environmental Management System obtained certification by DNV (Det Norske Veritas, an internationally accredited certification agency) in 2001.
Additionally, Telecom Italia Lab conducted research on behalf of Telecom S.p.A. and TIM, to promote the improvement process in terms of sustainable development.
The project for UNI EN ISO 4001 certification of the Environmental Management System of the **Network Function** of the **Domestic Wireline** (DW) Business Unit is in the stage of completion. In 2002, audits were carried out by the certification agency IMQ-CSQ, all with positive results, in the Network's territorial structures "Centro 2" (which covers Lazio, Abruzzo, Molise and Sardinia), Milan, "Centro-Nord" (which covers Emilia Romagna, the Marches and Umbria), "Sud 2" (which covers Calabria and Sicily), Piemonte-Valle d'Aosta, plus Network's central Function SQ, which coordinates the project.
Audits at the remaining structures will be finished by July 2003. On completion of the project, all certificates issued for the individually certified structures will go to form a single ISO 14001 certificate applying to the whole Network Function.
TIM is carrying on the project, begun in 2001, for implementation and certification of the integrated system for Quality Management and Environmental Management, respectively developed to standard UNI EN ISO 9001 and UNI EN ISO14001, in its territorial organizations of the Network Function. To date, IMQ-CSQ awarded certification to the Network organizations in Piedmont, Liguria, Valle d'Aosta, Calabria and Sicily; certification is expected to be extended to Campania, Basilicata and Apulia by April 2003. The project will be completed in 2004.

THE COMMUNITY

In 2002, the Telecom Italia Group companies' commitment to the community was estimated at euro 120,885 million, equal to 1.6% of the Group's operating income.
This was calculated using appropriately reclassified management accounting data and is a partial quantitative estimate of the cost of community projects and initiatives recorded in the accounts according to several criteria.

■ CONTRIBUTION CLASSIFICATION (LONDON BENCHMARKING GROUP MODEL)

The London Benchmarking Group (LBG), established in 1994, comprises 60 leading international companies and is currently the European benchmark in evolution of social-environmental reporting.

Distribution of the social and enviromental contribution of the Telecom Italia Group euro 120,885 milion


Charity
3,9%
Initiatives for social improvements
10,3%
Investments in the community
19,4%
Innovatives services for social growth
66,4%


SCHEMA LBG
(euro milioni)
Charity
4,735
Investments in the community
23,504
Initiatives for Social improvement
12,438
Innovative Services for social growth
80,208

This model reclassifies contributions into four different categories. The pyramid diagram reflects the possibility of measuring the benefits and business returns arising from the various activities:
- at the base of the pyramid, the return can easily be measured since it is connected to the core business;
- at the apex, donations are strictly linked to the Group's sense of social and moral responsibility.

The four category classification proposed by the LBG model is not straightforward as a single initiative may have effects in more than one different category. As a general rule, preference has been given to comparability with previous years.

Classification according to this model, compared with 2001, shows a general increase in the contribution also as a result of introducing a more analytical data entry system. Nevertheless, the share of investment in each category is basically the same as in 2001.

COMMUNITY ACTIVITIES SELECTED TO FORM THE CATEGORIES ACCORDING TO THE LBG MODEL

CHARITY	*Funding to Associations and liberal grants* Humanitarian projects [CRALT] Donations
COMMUNITY INVESTMENTS	Scholarships, internships Education and employment projects Environmental Management Development Electromagnetic emissions – monitoring and measurement Health & Safety Management System – improvement Environment, Health & Safety research Energy saving schemes Territorial safety plans Civil Protection
SOCIAL INITIATIVES	Projects in the social field Health and social solidarity related events Culture, arts and sports events
INNOVATIVE SERVICES FOR SOCIAL GROWTH	Research and development for innovative services Support for university research Technological innovation projects Initiatives and projects promoting social growth E-learning platform project

- **Charity**

Group companies in Italy and other countries supported various initiatives including "Telefono Azzurro" (helpline for children), AIRC (cancer research), Telethon, San Patrignano (community for recovery of drug addicts), donation of medicines to the needy and surgical equipment to public hospitals in Bolivia, support for the populations hit by the earthquake in Molise and by flooding in Brazil and for the victims of domestic violence in South America.

- **Community investments**

Group activities to improve infrastructures (building and technological infrastructures) from a safety and environmental viewpoint continued in 2002.
Numerous scholarships were offered by the Group ("Master Bocconi MEGeS", "Borsa Scuola Superiore di Specializzazione in TLC", "Borsa di studio Master LUISS"; "Consorzio ELIS" (CONSEL); "Federazione Nazionale Cavalieri del Lavoro"). Additionally, the "TIM Fellowship Programme", conceived with the aim of creating a preferential channel for identifying the best candidates, through promoting lifelong learning and professional development of university students in the new economy, mobile business and ICT, was started up.
The Project "Telecom alleniamoci alla Vita" (Telecom let's train for life) is conceived with the aim of promoting social and individual growth of the young through the values of sport. It is a three-year, nation-wide project for schools of all types and levels, targeted and diversified for students, teachers and families by an integrated package of educational materials and aids: teaching cards, posters, films, CD-Roms, guides and booklets.
Support for the Children's Hospital "Ospedale Pediatrico Bambino Gesù" in Rome for a research project to set up human endothelial cell banks to treat diseases and pathological injuries resistant to pharmacological therapy.



- **Social initiatives**

  Participation of the Telecom Italia Group in the 13th edition of the television marathon Telethon, providing Group facilities and technology to raise awareness for and most successfully support fundraising for muscular dystrophy and other genetic diseases. The Group also provided support in the form of an important press campaign in the leading national and regional newspapers to maximize circulation of the message of the appeal.
  Support for the 19th edition of "ViviCittà", recognized as a major social and sports event, with stops in 60 cities in Italy (and 30 prisons and juvenile detention centers) and 50 cities worldwide, covering a total distance of 14,535 km and involving one million participants. Africa was chosen as the testimonial for the 2002 edition, named "Run for rights".
  Support for the "Bread project", an educational program for alternative nutrition in the poor regions in Brazil aimed at eliminating infantile malnutrition through education for 10,000 people.

- **Innovative services for social growth**

  These basically refer to research and development activities by TILab for the Group companies in ICT, which have reverberations of great social importance.
  The E-Learning platform, begun in 2001, was completed. This service has made it possible to deliver "distance" learning and mixed learning (traditional classroom teaching supported by and/or replaced by on-line learning). In the distance learning field, the "Application Service Provider" facility (interactivity with the customer's IT structure or setting up the learning package on the customer's premises) proved the key solution for the future of training. Teaching packages were designed and produced and put into operation, as well as the E-Educational branch for formative services for Schools and Universities.

In 2003, " **PROGETTO ITALIA**" was launched programming community investment initiatives.

Progetto Italia, publicly presented on January 21, 2003, is a further sign of the will to give a unitary and strategic sense to all the resources and energies spent by the Group on various fronts of activities in the cultural, social and sports field.
Specifically, the aim of the program is to promote growth of the country through improving diffusion of culture and cultural values.

With a budget of euro 30 million, Progetto Italia comprises more than 30 initiatives. Each of them is conceived and realized directly by Telecom Italia, either independently or in partnership allowing the Group to actively participate with a contribution of ideas and technologies.

RESEARCH & DEVELOPMENT

During 2002, the R&D activities of the Telecom Italia Group were largely conducted by TILAB, also in collaboration with Pirelli Lab, dedicating 1,081 employees

The activities involved research and testing in the field of fixed, mobile and Internet telecommunications.

As far as Internet and mobile applications are concerned, research activities were focused on testing integrated applications and technological solutions for multimedia, the definition of the manner and methods of accessing contents and managing broadband users, creating and evaluating hi-tech solutions for user environments (terminals, domestic cabling and applications platforms).

Activities in the sphere of switching and networking were geared to the evolution of IP networks, developing Content Delivery Network architectures for an efficient distribution of multimedia content. Particular attention was also focused on Wireless LAN and on innovative solutions for telephone services on package networks.

Research into network infrastructures involved both the metropolitan and transport network, with the testing of new automatic fiber optic switching architectures, and the access network, with the proposal of innovative solutions based on copper wire and fiber optic connections.

In 2002, these research activities led to the registration of 45 patents, an increase of 13% compared to the prior year.

Overall R&D expenditures incurred during the year amounted to approximately euro 121 million. The total of grants and low-interest loans to support R&D costs, already received or awaiting receipt by TILAB, amounted to approximately euro 12 million.

OTHER INFORMATION

EQUITY INVESTMENTS HELD BY DIRECTORS, STATUTORY AUDITORS AND GENERAL MANAGER

Pursuant to art. 79 which introduced Legislative Decree No. 58 of February 24, 1998, adopted by Consob under Resolution No. 11971 of May 14, 1999 and later amendments and supplements, the following table presents the equity interests held by the Directors, Statutory Auditors and General Manager of Telecom Italia S.p.A. and its subsidiaries.

Name	Company	Class of shares	Number of shares held at the end of 2001	Number of shares purchased	Number of shares sold	Number of shares held at the end of 2002
BOARD OF DIRECTORS						
Marco TRONCHETTI PROVERA	=	=	=	=	=	=
Gilberto BENETTON	=	=	=	=	=	=
Carlo Orazio BUORA	=	=	=	=	=	=
Riccardo RUGGIERO	=	=	=	=	=	=
Enrico BONDI	=	=	=	=	=	=
Umberto COLOMBO						
Francesco DENOZZA	=	=	=	=	=	=
Luigi FAUSTI	Telecom Italia Mobile	ordinary	50,000	=	=	50,000
Guido FERRARINI	=	=	=	=	=	=
Paolo GRANDI	=	=	=	=	=	=
Natalino IRTI	Telecom Italia Mobile	ordinary	11,000	=	11,000	=
Gianni MION	=	=	=	=	=	=
Pietro MODIANO	=	=	=	=	=	=
Massimo MORATTI	=	=	=	=	=	=
Carlo Alessandro PURI NEGRI	=	=	=	=	=	=
Pier Francesco SAVIOTTI	Telecom Italia Mobile	ordinary	10,000	=	=	10,000
Roberto ULISSI	=	=	=	=	=	=
BOARD OF STATUTORY AUDITORS						
Paolo GERMANI	=	=	=	=	=	=
Mario BOIDI	=	=	=	=	=	=
Paolo GOLIA	Telecom Italia	savings	=	4,309	4,309	=
Fabrizio QUARTA	=	=	=	=	=	=
Gianfranco ZANDA	=	=	=	=	=	=

JJ 00463

LITIGATION

There follows a description of the main disputes and litigation in which the Telecom Italia Group is involved at December 31, 2002. Except where specifically mentioned, the Telecom Italia Group did not make any provision to the risk reserves because of the absence of definite and certain elements and/or because a negative outcome to the litigation is not considered probable.

■ DISPUTE CONCERNING RESOLUTIONS PASSED AT TELECOM ITALIA SHAREHOLDERS' MEETINGS

Personal action is pending for damages claimed for a total of euro 18.9 million brought against Olivetti, Telecom Italia and the Chairman and Deputy Chairman pro tempore. The claim is based upon the alleged non-fulfillment of the commitments contained in the "Offer Document" relating to the takeover and exchange bid by Olivetti and Tecnost for Telecom Italia in 1999, and also for the resolution passed by the Shareholders' Meeting of January 14, 2000 for the buy-back of savings treasury stock.

■ UNIVERSAL SERVICE

In January 2002, the Regional Administrative Court (TAR) of Lazio ruled in favor of the appeal presented by Omnitel to obtain the annulment of the resolution passed by the National Regulatory Agency on the subject of the "Applicability of the formula for sharing the net cost of the universal service for the year 1999", that was also contested by Infostrada. In particular, the TAR ruled that the dispute concerning the errors in the administrative proceedings was valid whereas it turned down the plea over the merits of the regulation, which in any case will be updated.
Meanwhile, Omnitel did not pay its share of the universal service (some euro 9 million) and the Ministry of Communication was thus unable to pay the amount due to Telecom Italia for the costs it incurred in 1999 to supply the universal service.

***

In the early months of 2002, Telecom Italia was notified of the appeal presented by Omnitel to the TAR of Lazio and the extraordinary appeal filed by Wind to the Head of State to annul the resolution containing the regulations on the "Universal Service: Applicability of the formula for sharing the net cost of the universal service for the year 2000".
In addition to the suspension of the efficacy of the law, Omnitel also requested that the case be referred to the Court of Justice of the European Community for a preliminary opinion on the correct interpretation of the EC directives. This being the case, Omnitel and Wind did not pay their share of the contribution for supplying the universal service for the year 2000 which amounted to euro 12 million.

■ DATA TRANSMISSION SERVICES AND INTERNET ACCESS BASED ON X-DSL TECHNOLOGY

Following a preliminary investigation into Telecom Italia's conduct with regard to the supply of basic band direct lines and the offer to its business users of broadband data-transmission and Internet access services based on x-DSL technology, without any corresponding wholesale rate plan for its competitors, in April 2001 the Antitrust Authorities imposed a fine of euro 59 million on Telecom Italia. In November, the TAR of Lazio reduced the fine to euro 29 million which was paid, with reserve, in January, in relation to a proposed appeal to the Council of State. The appeal was then filed to obtain the integral annulment of the contested proceedings, which was disputed on the basis of general unreasonableness and lack of motivation and preliminary investigation.
In the meantime, claims for the payment of damages have been brought before the competent civil courts by Albacom, Infostrada, AIIP, Unidata, Data Service and other operators, for the alleged abuse of a dominant position on the part of Telecom Italia for the same conduct contested by the Antitrust Authorities.
In January 2003, the Court of Appeals of Rome sentenced Telecom Italia to pay a total of about euro 2 million as compensatory damages to Albacom, Wind (formerly Infostrada), Cable & Wireless (formerly Unidata) and Data Service.
Similar actions are pending for claims brought by other operators.

■ GALACTICA DISPUTE

At the end of May 2001 a dispute arose between Telecom Italia and the Internet Service Provider Galactica S.p.A. (currently in liquidation) for failure to renew the agreement concerning the testing of an Internet access service, at a flat rate. Assuming the alleged illegality of not renewing the agreement, Galactica claimed damages, challenging Telecom Italia not to interrupt the distribution of the service.
In February 2002, Galactica therefore presented a new summons in action for damages suffered as a result of the alleged unfair trade practices of Telecom Italia.
In May 2002, the magistrate judge combined the two cases.

On October 16, 2002, the company Servinternet S.p.A. (formerly Galactica) in liquidation, presented a third summons in action against Telecom Italia to appear before the Milan Courts. This case has also been combined with the other two cases pending before the same magistrate judge.

- **ALLEGED UNFAIR TRADE PRACTICES BY TELECOM ITALIA**

Following a petition by 27 operators of the competition in which Telecom Italia was denounced for alleged market strategies hurting market development, in regulation No. 179/01/CONS, the National Regulatory Agency objected to violations committed by the Company, and proceeded to commence the relative procedures for sanctions with independent and specific resolutions.
A counter-action is pending before the TAR of Lazio for both the presumed procedure and the successive resolutions.
In the meantime, the National Regulatory Agency notified Telecom Italia of certain proceedings relating to administrative sanctions which were contested by the Company before the TAR of Lazio.

- **SEAT PAGINE GIALLE/DE AGOSTINI**

Arbitration proceedings initiated by De Agostini are pending against Seat Pagine Gialle, Finanziaria Web, Matrix and Buffetti group for the alleged non-fulfillment of the agreement signed in 2000 governing – among other things, the sale of the 40% stake in Finanziaria Web (which, in turn, controls Matrix) by De Agostini to Seat. Maintaining that all the conditions stipulated in the contract were met, De Agostini is asking for the specific execution of the agreement and, therefore, the transfer of its Finanziaria Web shares to Seat at the price of euro 700 million, with payment beginning on June 30, 2003.

- **SEAT PAGINE GIALLE/CECCHI GORI**

On June 13, 2002, the Rome Court rejected the complaint filed by Cecchi Gori Group Media Holding and Fin.Ma.Vi. to find the financial statements and related balance sheet at December 31, 2000 of Cecchi Gori Communications - CGC (now Holding Media Communications) null and void and to find the resolutions passed by the Shareholders' Meeting of April 27, 2001 invalid. Cecchi Gori Group Media Holding and Fin.Ma.Vi appealed the decision, re-proposing the complaint in the first degree court.
Pending at this date is i) the case for the annulment of the pledge of the CGC shares to guarantee the proper fulfillment of all the obligations covered by the contract under which, on August 7, 2000, Seat Pagine Gialle acquired control of CGC ii) the case for a declaratory judgement finding the resolution passed by the CGC Extraordinary Shareholders' Meeting invalid and to change the quorum for voting in the Board of Directors' Meeting and the Shareholders' Meeting. In August 2001, Cecchi Gori Group Media Holding and Fin.Ma.Vi. also initiated arbitration proceedings to find for the rescission or the invalidity of the contract for the acquisition of Cecchi Gori Communications dated August 7, 2000, signed between Seat Pagine Gialle and the Cecchi Gori Group, and to sentence Seat Pagine Gialle to return 75% of the share capital of Cecchi Gori Communication or to pay damages for breach of contract.

- **FASTWEB**

On July 11, 2001, Telecom Italia and Fastweb signed the "Contract for access and utilization of civil infrastructures" in compliance with the ruling handed down by the Antitrust Authority, which obliged Telecom Italia to make its civil infrastructures available to competing operators for the supply of interactive and multimedia services, at non-discriminatory terms and prices aligned to costs.
Telecom Italia was subpoenaed on August 29, 2002 to appear before courts in action brought by Fastweb so that the judge could ascertain and state the precise amount of consideration due for the access and the utilization of said infrastructures, eliminating any doubts arising from the interpretation of the clause governing the determination of price.
Telecom Italia asked, by way of a counterclaim, the payment of some euro 46 million as consideration for the services contained in above said contract.

- **FEE CONCERNING ARTICLE 20, PARAGRAPH 2 OF LAW NO. 448 OF DECEMBER 23 1998**

The Ministerial Decree of March 21, 2000 introducing Italian Law No. 448 of December 23, 1998, which, on January 1, 1999, established a new license fee in place of the concession fee was contested by Telecom Italia, Tim, Wind and Omnitel, before the TAR of Lazio and extraordinary appeals were presented by Infostrada and Albacom to the Head of State. Furthermore, with regard to extraordinary appeals presented to the Head of State, asking for the annulment of the above-mentioned decree, the Council of State brought the case before the European Court of Justice, raising the preliminary question of the non-compatibility of the fee with Community regulations relating to telecommunications.
Following the dispute, Telecom Italia and Tim did not proceed to pay the fee for 2000, 2001 and 2002, although the corresponding costs, included interest, were recorded in the financial statements in the pertinent years.

STET HELLAS

In 1996, Mobitel - a company in the Greek Interamerican group (now Demco Reinsurance), and, at that time, the exclusive representative of Stet Hellas - initiated arbitration proceedings to ascertain its right to receive commissions not only on outgoing traffic generated by the subscribers it had signed up, but also on incoming traffic and on that generated by customers in default of payment. It also requested the payment of the corresponding damages in addition to damages generated by the cancellation of the exclusive agency agreement with Stet Hellas.
The latter and Telecom Italia (which took over from Stet International which was already the guarantor of Stet Hellas and, as such, a party to the contracts at one time signed) presented a counterclaim seeking damages suffered as a result of the loss of the acquisition of market share caused by non-fulfillment on the part of Mobitel.
In October 2000, a partial award was ruled which, in principle, agreed with Mobitel's request for recognition of a commission also on Stet Hellas's revenues from incoming traffic; in November 2001, the Board of Arbitration affirmed its jurisdiction over the quantification of the amount of damages, besides its payment. The parties therefore indicated their final claims which can be summarized in damages for some euro 140 million on the part of Mobitel and some euro 890 million on the part of Stet Hellas and Telecom Italia.

NORTEL INVERSORA

In August 2001, a minority shareholder of Nortel filed a complaint summoning the company's appearance before the Civil Court of Buenos Aires to try and reach an agreement (which did not have a positive outcome) over the alleged irregularities in the resolution passed by the Nortel Shareholders' Meeting approving the financial statements for the year ended December 31, 2000.
The same shareholder had previously contested the resolution passed by the Nortel Shareholders' Meeting approving the financial statements at September 30, 2000. In September 2001, the effectiveness of both the aforementioned shareholders' resolutions was suspended by the Buenos Aires Court with a precautionary relief order.
In August 2002, based on complaints filed by the same shareholder, two further hearings were held to attempt reconciliation (which proved inconclusive) regarding the alleged irregularities in the resolution passed by the Nortel Ordinary and Extraordinary Shareholders' Meeting on April 25, 2002, concerning, among other things, the approval of the financial statements at December 31, 2001.
On March 3, 2003, a settlement agreement was reached with the aforesaid minority shareholder in which the same shareholder has agreed to desist from continuing with the pending legal cases against Nortel and its representatives and not to bring other similar actions against Nortel and/or its representatives. The agreement was validated by the Buenos Aires Court on March 5, 2003.

BRASIL TELECOM

There are two cases pending from 2001 brought by Brasil Telecom before the Civil Court of Rio de Janeiro (Brazil), against, respectively, Telecom Italia and Telecom Italia International and against two directors of Brasil Telecom nominated by Telecom Italia International. The suits request compensation for the damages suffered by Brasil Telecom as a result of the acquisition of CRT and the failure to participate in the auction of the SMP licenses.

CHASE MANHATTAN BANK DISPUTE

On April 5, 2002, the magistrate judge of the U.S. District Court for the District of Delaware dismissed the case against Telecom Italia (since it is no longer a direct shareholder of Iridium LLC) begun in June 2000 by Chase Manhattan Bank (now JP Morgan Chase Bank) over the U.S. $800 million loan given to Iridium Operating LLC (a subsidiary of Iridium LLC) in 1998.
The above decision was appealed by Chase, which also decided to sue Iridium Italia S.p.A., a 30%-owned affiliate of Telecom Italia (with the remaining stake divided equally between TIM and Telespazio), and the direct shareholder of Iridium LLC.

TIM PCS IN BRASILE

Following the denial of the request for precautionary measures presented by the local operators, Telesp Celular and BCP, to obtain suspension of the effect of the share transfer of about 18.3% of the capital of Solpart by Telecom Italia International to Techold and to Timepart, as well as the administrative regulations related thereto, BCP brought ordinary action against Anatel, before the Brazilian Federal Court, to obtain the nullification of the assignment of PCS frequencies to the Brazilian subsidiaries of TIM.

BANCOMEXT/ETEC S.A. DISPUTE

By order of August 12, 2002, the Civil Court of Turin issued a cautionary attachment order for all the assets of Etec S.A. (a Cuban affiliated company of Telecom Italia) and Telan (a majority shareholder of Etec S.A., a subsidiary of the Cuban government), also including the receivables from third parties up to the amount of

euro 33 million.
This ruling follows an appeal presented by Banco Nacional de Comercio Exterior ("Bancomext") which claims breach of contract, on the part of Etec S.A. and Telan, concerning alleged obligations for the restitution and guarantee – to date, of an amount of about U.S. $300 million – established in a loan contract stipulated between Etac S.A., Telan, Bancuba (Central Bank of Cuba) and Bancomext. Notice of the attachment was successively served to Telecom Italia, TIM, Intesa BCI and Deutsche Telecom, which were ordered to suspend any payment to Etec S.A., up to euro 33 million.
TIM has already made a negative statement as third party pursuant to art. 547 of the Italian Civil Code.
Telecom Italia, on February 6, 2003, again pursuant to art. 547 of the Italian Civil Code, made a positive statement as third party.

- **TELEQUE COMMUNICATIONS S.P.A.**
  Under the summons of November 6, 2002, Teleque Communications S.p.A., a company operating in the sector of prepaid telephone cards for international telephone services, has brought suit to summon Telecom Italia before the Rome Court of Appeals to find for alleged unfair trade practices and to obtain damages quantifiable in euro 65 million. Teleque Communications claims that Telecom Italia acquired a competitive advantage by adding, for the supply of its interconnecting services, additional costs which, vice-versa, would not have been charged to Telecom Italia's final customers of prepaid international services.

- **EXPENSE COMPENSATION TO THE MINISTRY OF DEFENSE FOR THE LIBERATION OF THE 900 BAND FREQUENCY**
  The Ministry of Defense and the Ministry of Communications, with the regulations formalized in 2001, have quantified the expenses to liberate the frequency band in question, charging such expenses mainly to TIM as the licenseholder of the TAC mobile service. The liberation of the band in question, instead, was aimed at amplifying the frequency resources to be destined to GSM and, as such, to be allocated among all the beneficiary operators.
  Maintaining that such judgements are not legal, since they are based upon an incorrect interpretation of Ministerial Decree 113/98 which governs the matter, said judgements have been contested before the TAR of Lazio, asking for their annulment.

- **DISPUTE CONCERNING RESOLUTION 399/02**
  On March 3, 2003, the National Regulatory Agency and Wind were notified of the appeal presented to the TAR against Resolution 399/02/CONS regarding the "Current cost accounting guidelines for notified operations of wireline and wireless networks" which constitutes the presupposition for establishing the prices to be applied to operators which ask to use of the network.
  Telecom Italia has contested the part of the resolution in which the National Regulatory Agency establishes that the current cost method, adopted to replace the historical cost method, should not be applied equally to the copper network, that is, the so-called "access network", for which the National Regulatory Agency has reserved the right to make future judgement and with reference to which it should continue, therefore, to apply the historical cost method.

■ INTERBUSINESS SERVICES

As required by the Antitrust Authority, the accounting principles used to determine the economic values for Interbusiness services are described below. These accounting principles have been audited starting from the year 1996.
In 2002, this examination was performed by the firm of Reconta Ernst & Young S.p.A..

• ***Revenues*** are stated at market prices for competitive services and at rates established by law for services granted by license and are recorded on the accrual basis. In the case of services provided that imply the use of dedicated access lines by the final customer, the revenues also include the income from leasing such lines (valued on the basis of the rates defined in the ministerial decrees), with the consequent recognition of the same amount in costs.

• ***Direct costs***
- *labor costs* represent the cost of personnel who worked to provide such services; the cost includes salary and wages, social security costs, provisions for employee termination indemnities and other sundry costs recorded on the basis of the number of persons in the dedicated operating structures and using cost accounting standards;
- *network utilization costs* include the cost to use the regulated carrier services (usually direct connections) and the cost to use the carrier products/services offered in a competitive environment; they are therefore valued, respectively, using the rates established by law and the rates applied to all third-party customers, the same as that which occurs in the cost structure of other carriers in the sector;
- *other direct costs* refer to direct costs (advertising, marketing, service connection, operating and maintenance, etc.) and indirect costs (corporate structure costs supporting the operating lines) valued using cost accounting standards and applying specific allocation methods.

• *Depreciation:* of fixed assets directly employed in providing the services in question are determined on the basis of the estimated useful lives of the assets of Telecom Italia.

The economic results of the interbusiness services are reported as follows:

(thousands of euro)	**2002 (a)**	**2001 (b)**	**Change (a-b)**	
			amount	%
Revenues	70,157	88,913	(18,756)	(21.1)
Costs	(56,286)	(80,810)	24,524	(30.3)
Of which:				
Labor cost	(2,871)	(5,920)	3,049	(51.5)
Network utilization costs	(36,023)	(44,878)	8,855	(19.7)
Other costs	(17,392)	(30,012)	12,620	(42.0)
Gross operating profit	13,871	8,103	5,768	71.2
Depreciation and amortization	(17,696)	(18,439)	743	(4.0)
Operating loss	(3,825)	(10,336)	6,511	n.s.

The results for 2002 show an operating loss of euro 3.8 million compared to a loss of euro 10.3 million in 2001. Such result is due to the combined effect of the reduction in revenues that was more than offset by the reduction in costs. The impact on revenues (-21.1%) is mainly on account of a decline in customers who switched to other alternative plans. The reduction of resources absorbed by the service is due to a decline in the clientele and, in some cases, a reduction in the unit cost; in total, therefore, costs decreased by 30.3%. Depreciation and amortization show a reduction of 4.0%.

CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2002
OF TELECOM ITALIA GROUP

CONSOLIDATED BALANCE SHEETS		12/31/2002		12/31/2001
ASSETS				
(in millions of euro)				
RECEIVABLES FROM SHAREHOLDERS FOR CAPITAL CONTRIBUTIONS				
. PORTION CALLED IN		=		=
. PORTION NOT CALLED IN		4		1
TOTAL RECEIVABLES FROM SHAREHOLDERS FOR CAPITAL CONTRIBUTIONS		4		1
INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS				
. INTANGIBLE ASSETS				
Start-up and expansion costs		73		104
Industrial patents and intellectual property rights		1,256		1,274
Concession, licenses, trademarks and similar rights		3,995		4,452
Goodwill		15		47
Consolidation difference		6,597		9,094
Work in progress and advances to suppliers		831		874
Other intangibles		285		352
TOTAL INTANGIBLE ASSETS		13,052		16,197
. FIXED ASSETS				
Land and buildings		2,145		2,877
Plant and machinery		14,933		16,649
Manufacturing and distribution equipment		49		73
Other fixed assets		677		731
Construction in progress and advances to suppliers		1,487		1,427
TOTAL FIXED ASSETS		19,291		21,757
. LONG-TERM INVESTMENTS				
Equity investments in:				
unconsolidated subsidiaries		18		18
affiliated companies		2,051		4,764
other companies		217		145
Total equity investments		2,286		4,927
Advances on future capital contributions		=		1,659
Accounts receivable:	(*)		(*)	
unconsolidated subsidiaries	5	5	2	2
affiliated companies	2	435	=	117
other receivables	55	215	80	273
Total accounts receivable	62	655	82	392
Other securities		15		86
Treasury stock (total par value of euro 28 million at 12/31/2002)		287		=
TOTAL LONG-TERM INVESTMENTS		3,243		7,064
TOTAL INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS		35,586		45,018
CURRENT ASSETS				
. INVENTORIES				
Raw materials and supplies		19		22
Work in progress and semifinished goods		8		6
Contract work in process		179		352
Finished goods and merchandise:				
finished goods	2		2	
merchandise	202	204	253	255
Advances to suppliers		1		1
TOTAL INVENTORIES		411		636
. ACCOUNTS RECEIVABLE	(**)		(**)	
Trade accounts receivable	1	7,901	3	7,904
Accounts receivable from unconsolidated subsidiaries	=	41	=	31
Accounts receivable from affiliated companies	=	213	=	567
Accounts receivable from parent companies	=	2	=	1
Other receivables	1,221	6,236	478	4,524
TOTAL ACCOUNTS RECEIVABLE	1,222	14,393	481	13,027
. SHORT-TERM FINANCIAL ASSETS				
Equity investments in unconsolidated subsidiaries		170		247
Other equity investments		1		9
Other securities		278		1,935
Receivables for sales of securities		55		3
TOTAL SHORT-TERM FINANCIAL ASSETS		504		2,194
. LIQUID ASSETS				
Bank and postal accounts		1,251		757
Cash and valuables on hand		4		5
TOTAL LIQUID ASSETS		1,255		762
TOTAL CURRENT ASSETS		16,563		16,619
ACCRUED INCOME AND PREPAID EXPENSES				
Issue discounts and similar charges		108		94
Accrued income and other prepaid expenses		525		938
TOTAL ACCRUED INCOME AND PREPAID EXPENSES		633		1,032
TOTAL ASSETS		52,786		62,670

(*) Amounts due within one year.
(**) Amounts due beyond one year.

CONSOLIDATED BALANCE SHEETS		12/31/2002		12/31/2001
LIABILITIES AND SHAREHOLDERS' EQUITY (in millions of euro)				
SHAREHOLDERS' EQUITY				
PARENT COMPANY INTEREST IN:				
. SHARE CAPITAL		4,024		4,023
. RESERVE FOR TREASURY STOCK		287		=
. RESERVES AND RETAINED EARNINGS		5,060		11,567
. NET LOSS		(322)		(2,068)
TOTAL PARENT COMPANY INTEREST		9,049		13,522
MINORITY INTEREST IN:				
. SHARE CAPITAL, RESERVES AND RETAINED EARNING		3,159		5,377
. NET INCOME		619		410
TOTAL MINORITY INTEREST		3,778		5,787
TOTAL SHAREHOLDERS' EQUITY		12,827		19,309
RESERVES FOR RISKS AND CHARGES				
Reserve for pension and similar obligation		32		49
Reserve for taxes				
for taxes		198		154
for deferred taxes		34		35
Total reserve for taxes		232		189
Other reserves		4,950		2,815
TOTAL RESERVES FOR RISKS AND CHARGES		5,214		3,053
RESERVE FOR EMPLOYEE TERMINATION INDEMNITIES		1,305		1,350
	(* *)		(* *)	
LIABILITIES				
Debentures	10,511	10,624	8,003	8,183
Convertible debentures	1,964	1,964	2,500	2,500
Due to banks	1,803	5,028	3,340	10,235
Due to other lenders	644	1,419	1,186	2,163
Advances	=	263	=	388
Trade accounts payable	13	5,477	155	6,226
Notes payable	=	241	221	221
Accounts payable to unconsolidated subsidiaries	=	16	=	25
Accounts payable to affiliated companies	24	645	474	902
Accounts payable to parent companies	=	296	=	1
Taxes payables	20	597	82	922
Contributions to pension and social security institutions	535	784	598	865
Other liabilities	50	4,516	178	4,851
TOTAL LIABILITIES	15,564	31,870	16,737	37,482
ACCRUED EXPENSES AND DEFERRED INCOME		1,570		1,476
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		52,786		62,670

(* *) Amounts due beyond one year.

JJ 00471

MEMORANDUM ACCOUNTS	12/31/2002	12/31/2001
(in millions of euro)		
GUARANTEES PROVIDED		
Sureties:		
on behalf of unconsolidated subsidiaries	5	20
on behalf of affiliated companies	783	1,041
on behalf of others	231	213
Total sureties	1,019	1,274
Endorsements:		
on behalf of others	=	=
Other guarantees:		
on behalf of unconsolidated subsidiaries	=	3
on behalf of affiliated companies	10	50
on behalf of others	84	95
Total other guarantees	94	148
TOTAL GUARANTEES PROVIDED	1,113	1,422
COLLATERAL PROVIDED		
For obligations of others, of affiliated companies	110	147
For own obligations, not including liabilities	1	16
TOTAL COLLATERAL PROVIDED	111	163
PURCHASES AND SALES COMMITMENTS	3,077	5,369
OTHER MEMORANDUM ACCOUNTS	88	287
TOTAL MEMORANDUM ACCOUNTS	4,389	7,241

CONSOLIDATED STATEMENTS OF INCOME	2002	2001
(in millions of euro)		
PRODUCTION VALUE		
Sales and service revenues	30,400	30,818
Changes in inventories of work in progress, semifinished and finished goods	2	=
Changes in inventory of contract work in process	(42)	(115)
Increases in capitalized internal construction costs	675	581
Other revenue and income:		
operating grants	19	24
other	460	393
Total other revenue and income	479	417
TOTAL PRODUCTION VALUE	**31,514**	**31,701**
PRODUCTION COST		
Raw materials, supplies and merchandise	(1,579)	(1,767)
Semifinished and finished goods	(200)	(205)
Services	(9,229)	(9,552)
Use of property not owned	(1,145)	(1,069)
Personnel:		
wages and salaries	(3,272)	(3,355)
social security contributions	(970)	(993)
termination indemnities	(208)	(211)
other costs	(90)	(107)
Total personnel cost	(4,540)	(4,666)
Amortization, depreciation and writedowns		
amortization of intangible assets	(2,094)	(2,241)
depreciation of fixed assets	(3,783)	(4,034)
other writedowns of intangibles and fixed assets	(57)	(16)
writedowns of receivables included in current assets and liquid assets	(542)	(439)
Total amortization, depreciation and writedowns	(6,476)	(6,730)
Changes in inventory of raw materials, supplies and merchandise	12	57
Provisions for risks	(109)	(189)
Other provisions	(44)	(89)
Miscellaneous operating costs	(823)	(817)
TOTAL PRODUCTION COST	**(24,133)**	**(25,027)**
OPERATING INCOME	**7,381**	**6,674**
FINANCIAL INCOME AND EXPENSE		
Income from equity investments:		
dividends from unconsolidated subsidiaries	16	9
dividends from other companies	=	8
other income from equity investments	2	137
Total income from equity investments	18	154
Other financial income from:		
accounts receivable included in long-term investments		
affiliated companies	1	7
other	16	16
Total accounts receivable included in long-term investments	17	23
securities, other than equity investments, included in long-term investments	4	3
securities, other than equity investments, included in current assets	90	135
other income		
interest and fees from unconsolidated subsidiaries	1	1
interest and fees from affiliated companies	12	16
interest and fees from others and miscellaneous income	1,094	744
Total other income	1,107	761
Total other financial income	1,214	919
Interest and other financial expense:		
interest and fees paid to affiliated companies	(23)	(31)
interest and fees paid to others and miscellaneous expense	(2,694)	(3,044)
Total interest and other financial expense	(2,717)	(3,075)
TOTAL FINANCIAL INCOME AND EXPENSE	**(1,485)**	**(2,002)**

JJ 00473

CONSOLIDATED STATEMENTS OF INCOME (continued)	YEAR 2002	YEAR 2001
(in millions of euro)		
VALUE ADJUSTMENTS TO FINANCIAL ASSETS		
Upward adjustments of		
equity investments	121	167
Total upward adjustments	121	167
Writedowns of		
equity investments	(668)	(1,933)
long-term investments, other than equity investments	(40)	(49)
securities, other than equity investments, included in current assets	(95)	(141)
Total writedowns	(803)	(2,123)
TOTAL VALUE ADJUSTMENTS	**(682)**	**(1,956)**
EXTRAORDINARY INCOME AND EXPENSE		
Income		
gains on disposals	2,413	392
miscellaneous	401	460
Total income	2,814	852
Expense		
losses on disposals	(173)	(46)
prior years' taxes	(6)	(5)
provisions and writedowns of equity investments	(6,552)	(2,984)
miscellaneous	(1,720)	(1,269)
Total expense	(8,451)	(4,304)
TOTAL EXTRAORDINARY ITEMS	**(5,637)**	**(3,452)**
LOSS BEFORE TAXES	**(423)**	**(736)**
Income taxes		
current taxes	(1,451)	(1,186)
deferred taxes	2,167	261
Total income taxes	716	(925)
NET INCOME (LOSS) BEFORE MINORITY INTEREST	**293**	**(1,661)**
Minority interest	(619)	(410)
NET LOSS	**(326)**	**(2,071)**

Notes to consolidated financial statements

The consolidated financial statements have been prepared in accordance with the provisions of the Italian Civil Code and are also accompanied by the Report on the Group's operations together with the Report on Telecom Italia. At December 31, 2002, a 54.94% stake is held in Telecom Italia by Olivetti S.p.A..
Reclassifications made to certain captions of the consolidated financial statements have also been made to the consolidated financial statements at December 31, 2001 for purposes of comparison.
The consolidated statement of cash flows, although presented in the Report on Operations, constitutes an integral part of these Notes to consolidated financial statements pursuant to Article 29, paragraph 3 of Legislative Decree No. 127/1991.
The scope and principles of consolidation, the summary of significant accounting policies, along with the composition and changes in the individual components of the consolidated financial statements are set out below.

SCOPE OF CONSOLIDATION

The scope of the consolidation at December 31, 2002, which was affected by the far-reaching reorganization of the Business Units compared to December 31, 2001, includes the Italian and foreign companies listed in Annex 5, in which the Telecom Italia holds a majority of voting rights, and all other companies in which it exercises a dominant influence.

The companies in which Telecom Italia holds between a 20% and 50% investment in share capital, with voting rights, including jointly controlled companies and companies in which a significant influence is exercised, have been accounted for using the equity method.

The following changes have taken place in the scope of consolidation since December 31, 2001:

a) added to the scope of consolidation:
   - for *Domestic Wireline*: Mediterranean Nautilus Telekomunikasyon Hizmetleri Ticaret Anonim Sirketi, Latin American Nautilus Saint Croix, Latin American Nautilus Colombia Limitada and Latin American Nautilus Bolivia;
   - for *Mobile*: Timnet Usa, Starcel and Blu;
   - for *IT Market*: Agrisian;
   - for *IT Group*: Webegg group and Teco Soft Argentina;
   - *for Other Activities*: EMSA Servizi Immobiliari, IN.TEL.AUDIT, Epiclink and Netesi.

b) eliminated from the scope of consolidation:
   - for *Domestic Wireline*: Euro Datacom, TMI Italy-Canada and TMI do Brasil;
   - for *Mobile*: Autel;
   - for *Internet and Media*: Data House Group and certain minor companies in the Internet Business Area;
   - for *IT Market*: Consiel, Sogei;
   - for *IT Group*: Teco Soft Espana;
   - for *Other Activities*: Telespazio group, Emsa, Immsi, Telimm, Trainet, 9Telecom group, Indian Telecommunication Holding, Telecom Italia de Espana and Telecom Italia GmbH.

c) merged:
   - for *Mobile*: Blu in TIM, Telepolis in Stet Hellas, and Tim Celular Centro Sul and Portale Rio Norte in Tim Celular (ex Portale Sao Paulo);
   - for *Internet and Media:* H.M.C. Broadcasting and H.M.C. Produzioni in TV Internazionale;
   - for *IT Group*: Sibisiel in Netsiel; Sodalia, Telesoft, Saritel and Netsiel in IT Telecom;
   - for *Other Activities*: Softe, Sogerim, Huit II and TI Media in Telecom Italia Finance (ex TI Web).

Telecom Italia S.p.A. also conferred the "International Wholesale Services" business segment to Telecom Italia Sparkle S.p.A. (ex TMI Telemedia International Italia S.p.A.) and the "Training" business to Telecom Italia Learning Services S.p.A..
At December 31, 2002, Telecom Italia's subsidiaries and affiliates listed in Annexes 5 to 7, were categorized as follows:

	Subsidiaries			Affiliates			Total
	Italy	Abroad	Total	Italy	Abroad	Total	
Companies:							
• consolidated line-by-line	80	155	235				235
• valued by the equity method	2	7	9	32	38	70	79
• valued at cost	31	16	47	20	7	27	74
Total companies	**113**	**178**	**291**	**52**	**45**	**97**	**388**

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements used in consolidation are those of each consolidated company at December 31, 2002, approved by the respective boards, and adjusted where necessary to conform to the accounting policies adopted by the Parent Company, Telecom Italia.
The financial statements expressed in foreign currency have been translated into euro by applying the average annual exchange rate to the individual items of the statement of income and the year-end exchange rate to the items of the balance sheet.
The difference arising from the translation of beginning shareholders' equity and the net result for the year at the year-end exchange rate is recorded in the reserves under consolidated shareholders' equity.
For the consolidated subsidiaries and affiliates which use inflation accounting to eliminate distorting effects on the results for the year, the statements of income have been translated at the year-end exchange rates instead of at the average rates. The companies in the Group which apply inflation accounting principles are Corporacion Digitel C.A. (Venezuela), Finsiel Romania S.r.l. (Romania), IS Tim Telekomunikasyon Hizmetleri A.S. (Turkey) and Teco Soft Argentina (Argentina).

The exchange rates used are those presented in "Other information".

All subsidiaries included in the scope of consolidation have been consolidated using the line-by-line method, which can be summarized as follows:

a) assumption of the total amount of assets, liabilities, revenues and expenses, regardless of the interest held, separately showing the minority interest in shareholders' equity and net income;
b) the difference arising from the elimination of the carrying value of an investment in a company included in the scope of consolidation against the underlying share of the shareholders' equity at the date of acquisition is allocated, where possible, to the assets and liabilities of the company. Any residual amount is treated as follows:
   - if positive, it is recorded in "consolidation difference" under "intangible assets" and is amortized on the straight-line method over the estimated time required to recover the amount and, in any case, not more than a period of 15 years;
   - if negative, it is recorded in shareholders' equity as "consolidation reserve", or, when the amount is due to expectations of unfavorable financial results, to "consolidation reserve for future risks and charges";
c) elimination of receivables and payables, as well as expenses and revenues among consolidated companies;
d) elimination of profit included in fixed assets and intangible assets which stem from intra-Group purchases of goods and services at market prices. The portion of intra-Group revenues referring to the above goods and services has been reclassified, net of intra-Group profit, to the item "increase in capitalized internal construction costs".

Provisions and value adjustments made by individual consolidated companies exclusively for the purpose of securing tax benefits allowed by law have also been eliminated from the consolidated financial statements.

ACCOUNTING POLICIES

The accounting policies adopted in preparing the consolidated financial statements conform to the law and have been applied on a basis consistent with the prior year.
The accounting policies are set out below:

Intangible assets

Intangible assets are recorded at acquisition or production cost and are amortized systematically over their estimated period of benefit, as follows:

Licenses, trademarks and similar rights	Contract term
Goodwill	Years expected to be benefited
Software	Generally 3 years
Leasehold improvements	Lease period

Capitalized software costs only represent costs for the development of new software or improvements to software for the introduction of new features. The Group applies the same principle to website development costs and software development costs for internal use. All costs for software maintenance, for software development of new features that are not introduced and for the preliminary stages of software development are expensed in the statement of income in the year incurred.

Fixed assets

Fixed assets are recorded at acquisition or production cost, including incidental purchase costs and expenses directly attributable to construction. They are depreciated on the straight-line method over their estimated useful lives or possibility of utilization. They include inflation adjustments required or allowed by specific laws in the countries in which the fixed assets are located.
Construction in progress is stated at the amount of direct costs incurred. Ordinary maintenance is expensed in the statement of income in the year incurred. The elimination, disposal or sale of fixed assets is recorded in the financial statements by eliminating the cost and accumulated depreciation from the balance sheet and booking the related gain or loss in the statement of income.

Equity investments

Equity investments considered long-term in nature are recorded in long-term investments or, if acquired for subsequent sale, recorded in short-term financial assets.
Long-term equity investments in unconsolidated subsidiaries and affiliates are generally valued by the equity method; positive differences arising upon acquisition, between the carrying value of the investments in said companies and the underlying share of net equity at current values, are included in the value of the investments and amortized on the straight-line method over their expected period of recoverability and, in any case, for a period not exceeding 15 years. Such amortization is charged to the statement of income in "value adjustments to financial assets" under writedowns of equity investments.
Other long-term investments in unconsolidated companies are recorded at acquisition or subscription cost, including incidental costs, adjusted for any reasonable expectations of a decline in profitability or recoverability in future years.
In the case of a permanent impairment, the value of such investments is written down and the impairment in value in excess of the corresponding carrying value is recorded in "reserves for risks and charges".
Contracts for the loan of securities are represented in the financial statements as two functionally related transactions: a loan and a "repurchase transaction" on the securities with the obligation of the borrower to resell them at maturity. Accordingly, "Other receivables" and "Other liabilities" include, respectively, a receivable and a payable of the same amount at the fixed amount of the contract (market price of stock at the date of delivery of the securities).
Equity investments included under current assets, consisting mainly of shares of consolidated listed companies purchased for trading purposes, are stated at the lower of cost and realizable value, based on the year-end stock market prices.

Writedown of long-term assets

Long-term assets (intangibles, including goodwill, fixed assets and equity investments) are written down when there is a permanent impairment to below their net book value. The lower value is not maintained in subsequent financial statements whenever the reasons for the adjustment no longer apply. The Group periodically evaluates its long-term assets for any permanent impairments in value. The writedown is recorded when the recoverable value of the asset is below the net book value and, in this case, the amount

of the writedown is given by the difference between the two amounts, as stated in Article 2426, paragraph 1, paragraph 3 of the Italian Civil Code.

Other securities (other than equity investments)

Securities that the company intends to hold to maturity are included among long-term investments; those bought for trading purposes are listed under short-term financial assets.
Securities held as long-term investments are valued at cost, adjusted by any permanent impairment in value.
Securities included in current assets are valued at the lower of cost of acquisition and realizable value based on market prices.
Writedowns of securities will be reversed in subsequent years, if the underlying assumptions are no longer correct.
Securities acquired under "repurchase agreements", for which the obligation exists to resell them at maturity, are included at purchase cost in receivables under short-term financial assets. The difference between the sales price and the purchase price is allocated to income as it accrues with a contra-entry to accrued income/expense in the balance sheet.

Inventories

Inventories are valued at the lower of purchase or production cost and market.
The methods mainly used in computing cost are the following:
- raw materials and finished goods: LIFO with annual adjustments;
- merchandise: weighted average;
- work in progress and semifinished goods: production cost;
- contract work in process:
  - contracts covering less than 12 months: industrial cost;
  - contracts covering more than one year: at estimated revenues using the percentage of completion method.

In determining the value of contract work in process, anticipated losses upon completion and any other risks are also taken into account. Inventories of raw materials, finished goods and merchandise which exceed foreseeable manufacturing requirements or have become obsolete are written down to their estimated realizable value.

Accounts receivable and liabilities

Receivables are stated at estimated realizable value and classified under long-term investments or current assets. Estimated realizable value is based upon an analysis of receivables at year-end. Uncollectible receivables are accounted for in the year they are identified. Liabilities are shown at their nominal value.

Transactions in foreign currency

Monetary assets and liabilities are accounted for at the exchange rate as of the transaction date and updated to the exchange rates prevailing at year-end, taking into account hedging contracts. Unrealized positive and negative differences arising from recording foreign currency assets and liabilities at the exchange rates at the transaction date and at year-end date are recorded in the statement of income, respectively, in "financial income" and "financial expense".

Accruals and deferrals

These items are recorded on the accrual basis.

Reserves for risks and charges

"For taxes": this reserve includes prudent provisions for estimated tax charges, including any surtaxes and late payment interest, on positions not yet agreed or in dispute.

"For deferred taxes": this reserve includes deferred taxes calculated as described in the note on income taxes.

"Other reserves" relate primarily to provisions to cover risks and charges for losses or liabilities of certain or likely existence whose amount or date of occurrence could, however, not be determined at the end of the year. The provisions reflect the best possible estimate, based on the commitments made and on the available data.

Reserve for employee termination indemnities

The amount of this reserve is determined in accordance with current laws and collective bargaining agreements and includes the liability matured at the end of the year in favor of all personnel employed by the Italian consolidated companies, net of advances paid.

Employee benefit obligations under Law No. 58/1992

Employee benefit obligations, as required by Law No. 58/1992, are accounted for on a cash basis, as described in the notes to financial statements of Telecom Italia. The remaining liability for such obligations, payable in fifteen deferred annual installments on the basis of the statement updated to December 31, 2002 by the National Social Security Institute (INPS) and according to its interpretation, amounts to euro 1,227 million, divided as follows:

a) euro 859 million for the principal amount (except for the portion attributable to former Iritel employees);
b) euro 368 million for accrued interest.

As regards pre-amortization interest and the related accrued interest, as described in the notes of Telecom Italia, the dispute with INPS was won by Telecom Italia and the ensuing credit of euro 131 million has been completely offset against the payment of the regular expense installments.

The consolidated balance sheet also includes euro 595 million due to INPS for the residual liability relating to the estimate for the employees of the former State Company for Telephone Services (ASST) made by the special Ministerial Commission established under Law No. 58/1992, upon the contribution of the assets of the Post and Telecommunications Administration to Iritel.
The employee benefit obligations to guarantee uniform insurance status recorded in the consolidated statement of income for the year 2002 (under "extraordinary expense") amount to euro 155 million inclusive of accrued and pre-amortization interest.

Grants
Both operating grants (directly credited to the statement of income) and capital grants or grants for installations are recorded in the accounting period in which the paperwork documenting the grants is received, or in the period in which the respective costs are incurred, provided that the certainty of payment is confirmed by established procedures. Such grants are not subject to restrictions regarding their use and are not subject to reimbursement.

Specifically, capital grants are recorded in deferred income and recognized in future years in the statement of income in relation to the amount of depreciation taken on the underlying assets to which the grants refer.

Revenues and expenses

Revenues and expenses are recorded on an accrual basis.

In particular, revenue are recognized in the consolidated statement of income as follows:

a) telecommunications services (wireline and mobile): in the year in which the services are rendered; in particular, traffic revenues are shown gross of the amounts due to other carriers which are recorded, for the same amount, in production costs. Certain services deriving from wireline and mobile telephony are invoiced in advance and recognized as revenues when they are used. The revenues deriving from other telecommunications services, principally those related to network access, long-distance calls and the

use of local and wireless networks, are recognized in the statement of income on the basis of the minutes of traffic used or on the basis of fixed rates by contract. The revenues deriving from installations or activations are recognized in the statement of income at the date of installation or activation. The revenues and costs relating to sales of wireless equipment and related accessories are recognized in the statement of income at the time of delivery and acceptance on the part of the customers in that these revenues are considered separate from the revenues deriving from the use of wireless services;

b) *information technology and innovative network services, other activities:* to the extent to which the related services were carried out during the fiscal year.

c) revenues from the segments Internet and Media, which principally derive from advertising and publishing, the sale of office and similar products and internet access (including related services) are recognized in the statement of income as follows: i) the revenues from advertising and publishing sales are recognized in the income statement on the basis of the date of publication which corresponds to the date the telephone directories are printed and distributed ii) revenues from advertising sales from on-line services are recognized in revenues when the advertising appears on the website iii) revenues from TV advertising are recognized when the advertising is broadcast and iv) the sales of office and similar products are recognized in revenues when passage of title takes place, usually upon delivery of the products.

Provisions for returns and other sales-related provisions are recorded in the year of the relative sales. Revenues for internet access and related services, mainly subscriber revenues, are recognized in the period in which the subscription is in effect, using the straight-line method.

Leased assets

Assets covered by finance lease contracts with a purchase option are recorded in fixed assets and depreciated from the date of the lease contract using rates consistent with those used for similarly owned assets. At the same time, a liability is recorded for the same amount, adjusted by the principal lease payments. The statement of income is charged for the financial expenses for the period and the depreciation charge on the assets acquired in leasing.

Income taxes

Current income taxes are computed on the basis of a realistic estimate of the income tax charge according to the tax laws of the country; the related income tax payable is shown net of payments on account, withholding taxes and tax credits in "income taxes payable". Any net receivable position is shown in "other receivables". Deferred income taxes are calculated in the financial statements of the individual consolidated companies on the basis of the temporary differences between the value attributed to the assets and liabilities for statutory purposes and the value attributed to the same assets and liabilities for tax purposes, as well as on the consolidation adjustments in the consolidated financial statements. Deferred tax assets, including benefits from tax loss carryforwards, are booked in "other receivables" in current assets. The tax benefit relating to tax loss carryforwards is recorded only when there is reasonable certainty of recovery.

Deferred tax assets and liabilities are offset, whenever the assumptions for doing so exist. Deferred taxes on the reserves and funds in abeyance of taxation carried by the consolidated companies or the companies accounted for using the equity method are book if such reserves will be distributed or, in any case, utilized and their distribution or utilization gives rise to a tax charge.

Capitalization of interest

Interest on construction projects is capitalized only when loans have been taken out that can be specifically attributed to the project.

Memorandum accounts

"Collateral and guarantees provided" are recorded for an amount equal to the guarantee provided; those in foreign currencies are translated at year-end exchange rates.
"Purchases and sales commitments" are determined on the basis of the unperformed portion of contracts outstanding at the end of the fiscal year which do not fall under the normal "operating cycle".

Derivative financial instruments

Derivative financial instruments are used by the Group to hedge exposure on interest rate and exchange rate risks. They are valued consistently with the underlying asset and liability positions and any net expenses connected with each single transaction are recognized in the statement of income.
For financial instruments used to hedge interest rate risks, the interest differentials are recorded in the statement of income in "financial income and expense" based on the accrual principle.
For financial instruments used to hedge exchange rate risks, the cost (or "financial component" calculated as the difference between the rate at the date of stipulating the contract and the forward rate) is recorded in the statement of income in "financial income and expense" based on the accrual principle.

Receivables transactions

- Securitization

As a result of the sale of receivables (securitization) to TI Securitization Vehicle S.r.l., such receivables are reversed from the balance sheet and the difference between the carrying value of the receivables sold and consideration received on the sale (including the deferred consideration provided on the deferred purchase price) is charged on the accrual basis to the statement of income in "miscellaneous operating costs". All expenses incurred for the securitization program are recorded in "costs for services".
The securities issued under the securitization program are not recorded in the balance sheet of the Group since these represent legal obligations of TI Securitization Vehicle S.r.l.
The program for the securitization of trade accounts receivable generated by the services rendered to the clientele of Telecom Italia Domestic Wireline (*TIDW*) begun during 2001 has continued into 2002. Reference should be made to the 2001 annual report for a description of the program.
In 2002, the total amount of trade accounts receivable sold under the securitization program was equal to euro 9 billion and referred to Telecom Italia's receivables from residential customers. At December 31, 2002, receivables sold amounted to euro 849 million (of which euro 757 was not yet due).
The securitization transaction led to an improvement in net financial debt of euro 826 million at December 31, 2002.
At December 31, 2002, Telecom Italia showed financial payables of euro 165 million due to TI Securitisation Vehicle for the investment of excess temporary liquid resources by the latter in Telecom Italia.

- Factoring

In 2002, Telecom Italia, Seat Pagine Gialle and TIM sold trade accounts receivables without recourse for a total of euro 3,843 million.
These factoring transactions led to a reduction in net financial debt at December 31, 2002 of euro 212 million.

CONSOLIDATED BALANCE SHEETS

ASSETS

INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS

INTANGIBLE ASSETS — euro 13,052 million

(euro 16,197 million at December 31, 2001)

Intangible assets decreased by euro 3,145 million compared to December 31, 2001. A breakdown of the composition and the changes in this account are provided below:

(in millions of euro)	12/31/2001	Additions	Amortization	Other changes	12/31/2002
Start-up and expansion costs	104	14	(37)	(8)	73
Industrial patents and intellectual property rights	1,274	578	(1,007)	411	1,256
Concessions, licenses, trademarks and similar rights	4,452	117	(107)	(467)	3,995
Goodwill	47	3	(8)	(27)	15
Consolidation difference	9,094	369	(844)	(2,022)	6,597
Work in progress and advances to suppliers	874	816		(859)	831
Other intangibles	352	56	(91)	(32)	285
Total	**16,197**	**1,953**	**(2,094)**	**(3,004)**	**13,052**

The other changes include writedowns for euro 2,004 million and translation adjustments, for euro 933 million, referred to foreign companies, in particular South American.

Start-up and expansion costs
Start-up and expansion costs referred primarily to registration fees paid when consolidated companies were established or when their capital was increased.

Industrial patents and intellectual property rights
Industrial patents and intellectual property rights consisted mainly of applications software either owned outright or acquired under a license for an unspecified period of time.

Concessions, licenses, trademarks and similar rights
Concessions, licenses, trademarks and similar rights decreased by euro 457 million mainly as a result of the variation in the exchange rates of South American countries (-euro 650 million). They refer to the Mobile BU for euro 3,446 million, principally for the residual cost on UMTS and PCS licenses (of which euro 2,417 million relates to TIM), and to other Telecom Italia Group companies for euro 549 million, mainly Indefeasible Rights Of Use - IRU.

Consolidation difference
The consolidation difference decreased by euro 2,497 million from the end of 2001 mainly due to the amortization taken during the year (euro 844 million), the writedown of residual goodwill of 9Telecom relating to the subsidiary JetMultimedia (euro 134 million), the goodwill relating to the companies Seat Pagine Gialle (euro 1,544 million), Blu (euro 103 million), Corporacion Digitel (euro 75 million) and other minor companies (euro 47 million) and the negative performance of the Brazilian real and the Chilean peso (euro 84 million) in respect of the goodwill in those currencies.
Additions during the year mainly referred to the purchase of Blu by Tim (euro 103 million) and Netesi and Epiclink by Telecom Italia (euro 67 million), the increase in the stake in Webegg (euro 24 million) by ITTEL and in Stet Hellas (euro 66 million) and in Digitel (euro 27 million) by Tim International.

The remaining amount of euro 6,597 million mainly referred to:

(in millions of euro)	12/31/2002
Seat Pagine Gialle	3,780
TIM	748
Entel Chile	739
Corporacion Digitel	266
TDL Infomedia	252
Holding Media e Comunicazione	163
Other companies	649
Total	**6,597**

Work in progress and advances to suppliers
Work in progress and advances to suppliers decreased by euro 43 million, compared to December 31, 2001, and represented the difference between the capitalization of costs incurred mainly by Telecom Italia for software development projects in progress and the projects which came into use during the year.

Other intangibles
Other intangibles, totaling euro 285 million (euro 352 million at December 31, 2001) mainly referred to leasehold improvements.

FIXED ASSETS **euro 19,291 million**
(euro 21,757 million at December 31, 2001)

Fixed assets decreased by euro 2,466 million compared to the end of 2001. They are shown net of accumulated depreciation and writedowns and have been adjusted to eliminate intra-Group profits generated by purchases of internally produced goods and services by the Group. An analysis of fixed assets is provided in the following table:

(in millions of euro)							12/31/2002	12/31/2001
	Owned assets			Leased assets			Total	Net book value
	Gross value	Accumulated depreciation	Total	Gross value	Accumulated depreciation	Total		
Land and buildings	2,998	(1,305)	1,693	565	(113)	452	2,145	2,877
Plant and machinery	56,644	(41,716)	14,928	22	(17)	5	14,933	16,649
Manufacturing and distribution equipment	955	(906)	49	2	(2)		49	73
Other fixed assets	1,987	(1,365)	622	82	(27)	55	677	731
Construction in progress and advances to suppliers	1,462		1,462	25		25	1,487	1,427
Total	**64,046**	**(45,292)**	**18,754**	**696**	**(159)**	**537**	**19,291**	**21,757**

The gross value of fixed assets included euro 1,167 million of monetary revaluations made by the Italian companies. Accumulated depreciation covered 71.9% of gross fixed assets, compared to 70.4% at the end of last year.
Certain fixed assets leased by Telecom Italia and other Group companies were purchased in January 2003, before the expiration date.

A summary of the changes in fixed assets during the year is shown in the following table:

(in millions of euro)	2002	2001
At January 1	**21,757**	**20,721**
- Additions	3,258	4,254
- Disposals and contributions	(533)	(172)
- Depreciation for the year	(3,783)	(4,034)
- Writedowns	(88)	(11)
- Change in the scope of consolidation	(313)	1,345
- Translation adjustment and other	(1,007)	(346)
At December 31	**19,291**	**21,757**

Translation adjustments equal to euro 1,154 million referred to the Mobile BU for euro 674 million, the Entel Chile group for euro 305 million, the Entel Bolivia group for euro 111 million and other minor companies (euro 64 million).

Additions for the year amounted to euro 3,258 million (euro 4,254 million in 2001), with a decrease of euro 996 million compared to 2001. Details by Business Unit are as follows:

(in millions of euro)	2002	2001
Domestic Wireline	1,828	1,949
Mobile	1,075	1,547
South America	201	351
Internet and Media	28	82
IT Market	12	19
IT Group	85	111
	3,229	**4,059**
Other operations and intra-Group eliminations	29	195
Total	**3,258**	**4,254**

LONG-TERM INVESTMENTS *euro* **3,243 million**
(euro 7,064 million at December 31, 2001)

Long-term investments, which decreased by euro 3,821 million from December 31, 2001, comprised the following:

(in millions of euro)	12/31/2002	12/31/2001
Equity investments in:		
• unconsolidated subsidiaries	18	18
• affiliated companies	2,051	4,764
• other companies	217	145
	2,286	4,927
Advances on future capital contributions		1,659
	2,286	6,586
Accounts receivable:		
• unconsolidated subsidiaries	5	2
• affiliated companies	435	117
• other receivables	215	273
	655	392
Other securities	15	86
Treasury stock	287	-
Total	**3,243**	**7,064**

Equity investments in affiliated companies
Equity investments in affiliated companies, amounting to euro 2,051 million, decreased by euro 2,713 million from December 31, 2001 chiefly due to the sale of equity investments made during the year.
Equity investments in affiliated companies refer to the following:

(in millions of euro)	12/31/2001	Additions	Disposals	Valuation using equity method (*)	12/31/2002
Auna	690	193	(883)		-
BDT	158		(158)		-
Etec S.A.	551			(84)	467
GLB Serviços Interativos	24			(11)	13
IM.SER	141		(126)	(3)	12
IS Tim	81			(81)	-
Italtel Holding	65			(22)	43
Lottomatica	78		(78)		-
Mirror International Holding	94				94
Mobilkom Austria	544		(553)	9	-
Mondus	18		(18)		-
Netco Redes	125			(103)	22
Solpart Participaçoes	238		(7)	(89)	142
Stream	32	234		(247)	19
Telemaco Immobiliare	91		(109)	18	-
Telekom Austria	1,460		(718)	(34)	708
Telekom Srbija	195			(8)	187
Tiglio I		197			197
Tiglio II		74			74
Other	179	6	(85)	(27)	73
Total	**4,764**	**704**	**(2,735)**	**(682)**	**2,051**

(*) Includes the share of earnings or losses for the period, amortization of goodwill and adjustments on the translation of foreign currency financial statements.

The investments valued using the equity method include the unamortized portion of the excess, euro 504 million (euro 1,688 million at December 31, 2001), of book values over the corresponding share of the underlying net equity at the time of purchase. The excess mainly referred to Telekom Austria, euro 315 million, and Etec S.A., euro 100 million.

A list of the companies valued using the equity method is provided in Annex 6; equity investments in unconsolidated subsidiaries and affiliates are listed in Annex 7.

Advances on future capital contributions
Advances on future capital contributions at December 31, 2001 mainly referred to advances made by Tim International to IS TIM. The advances have been completely written off due to the worsening of the prospects for the recoverability of the investment.

Accounts receivable from affiliated companies
Accounts receivable from affiliated companies mainly referred to loans made to IS Tim (euro 313 million), Tiglio I (euro 54 million), Telegono (euro 34 million), Tiglio II (euro 30 million) and other minor companies (euro 4 million). Relating to the loan made to IS Tim, the relative allowance for doubtful accounts has been set aside for uncollectible receivables.

Other receivables
Other receivables included the revalued amount of the tax receivable from the prepayment of the taxes on the reserve for employee severance indemnities (euro 89 million), loans to employees (euro 85 million), loans to other companies and security deposits (euro 41 million).

Other securities
Other securities decreased by euro 71 million from December 31, 2001, and mainly referred to the closed investment fund Saturn Venture Partners LLC held by TIM and TILAB (euro 9 million) and other investments in securities (euro 6 million).

Treasury stock
Treasury stock referred to 45,647,000 Telecom Italia ordinary shares and 5,280,500 Telecom Italia savings shares purchased by authorization of the Ordinary Shareholders' Meeting held on November 7, 2001.

CURRENT ASSETS

INVENTORIES **euro 411 million**
(euro 636 million at December 31, 2001)

Inventories include the following:

(in millions of euro)	12/31/2002	12/31/2001
Raw materials and supplies	19	22
Merchandise	202	253
	221	275
Work in progress and semifinished goods	8	6
Finished goods	2	2
	10	8
Contract work in process	179	352
Advances to suppliers	1	1
	180	353
Total	**411**	**636**

Inventories were held by companies providing telecommunications services for euro 193 million (euro 245 million at December 31, 2001), the companies in the information technology BU for euro 170 million (euro 234 million at December 31, 2001) and the Seat Pagine Gialle group and other minor companies for euro 48 million. The reduction from December 31, 2001 is substantially due to the sale of Sogei and the Telepspazio group (- euro 133 million). Contract work in process included work on behalf of Consorzio Telcal for the Piano Telematico Calabria (euro 110 million).
Raw materials and supplies and work in progress and semifinished goods are in line with current costs.

ACCOUNTS RECEIVABLE **euro 14,393 million**
(euro 13,027 million at December 31, 2001)

A breakdown of accounts receivable, which increased by euro 1,366 million, is provided below:

(in millions of euro)	12/31/2002	12/31/2001
Trade accounts receivable	8,731	8,712
• allowance for doubtful accounts	(830)	(808)
Total trade accounts receivable	7,901	7,904
Accounts receivable from unconsolidated subsidiaries	41	31
Accounts receivable from affiliated companies	213	567
Accounts receivable from parent companies	2	1
Other receivables	6,236	4,524
Total	**14,393**	**13,027**

Trade accounts receivable

Gross trade accounts receivable totaled euro 8,731 million and consisted, for the most part, of receivables for telecommunications services. Receivables have been adjusted to estimated realizable value by writedowns and they, too, refer mostly to telecommunications companies. Trade accounts receivable referred, in particular, to Telecom Italia (euro 3,753 million), TIM (euro 1,404 million) and the Seat Pagine Gialle group (euro 894 million).

The balance is in line with that at December 31, 2001 owing to the fact that the increase in Tim (euro 487 million) and Telecom Italia (euro 91 million net of the contribution to Telecom Italia Sparkle) is compensated by the exit from the scope of consolidation of the 9 Telecom group, Sogei and the Telespazio group (euro 487 million) and by the negative performance of the currencies of the South American countries (euro 208 million).

This caption also includes euro 1,107 million of receivables from other telecommunications carriers and euro 113 million of services to be performed by Seat Pagine Gialle, with a contra-entry to other liabilities for the same amount, representing advertising commitments undertaken and invoiced by the company for directories that will be published in 2003.

Furthermore, the securitization of receivables by Telecom Italia led to a reduction in trade accounts receivable at December 31, 2002 of euro 849 million, of which euro 757 million refer to receivables not yet due.

During 2002, the Group sold trade accounts receivable without recourse under factoring arrangements for euro 3,843 million. At December 31, 2002, such receivables sold and not yet due totaled euro 573 million.

Accounts receivable from unconsolidated subsidiaries

Accounts receivable from unconsolidated subsidiaries included loans of euro 23 million and trade accounts receivables and other receivables from subsidiaries of euro 18 million.

Accounts receivable from affiliated companies

Accounts receivable from affiliated companies of euro 213 million decreased by euro 354 million and referred to financial receivables of euro 12 million and trade and other receivables of euro 201 million. Trade and other receivables chiefly referred to Stream (euro 106 million, of which euro 35 million was completely written off following the enforcement of the guarantees provided by Telecom Italia to Italtel) and Teleleasing (euro 38 million).

Other receivables

Other receivables of euro 6,236 million (euro 4,524 million at December 31, 2001) included the following:

- financial receivables of euro 648 million (euro 591 million at December 31, 2001), almost entirely in reference to Telecom Italia for the loan of securities transactions on Seat Pagine Gialle shares (euro 176 million) that was concluded in February and March 2003, and receivables for the "deferred purchasing price" connected with the securitization transaction (euro 370 million);
- other receivables totaling euro 5,588 million (euro 3,933 million at December 31, 2001), which referred to the following:

(in millions of euro)	12/31/2002	12/31/2001
Government and other public entities for subsidies and grants	68	45
Customer payments in transit	98	95
Due from the Tax Administration	1,262	1,544
Deferred tax assets	3,336	1,410
Employees	94	93
Other receivables (from the Government, other public entities and items)	730	746
Total	**5,588**	**3,933**

JJ 00486

The increase in deferred tax assets of TIM (euro 928 million) and Telecom Italia (euro 1,080 million) was due to the writedowns of investments recorded in long-term investments and provisions made to the reserves for risks and charges whereas the decrease in receivables from the Tax Administration was caused by lower VAT receivables and direct income taxes of Telecom Italia (euro 596 million) that were partly offset by the increase in TIM receivables (euro 376 million) due primarily to the utilization of Blu's tax loss carryforwards.

Net deferred tax assets were composed as follows:

(in millions of euro)	12/31/2002	12/31/2001
Deferred tax assets	3,336	1,410
Reserve for deferred taxes	(34)	(35)
Total	**3,302**	**1,375**

Deferred tax assets mainly referred to the writedown of investments, reserves for risks and the writedown of receivables; deferred tax liabilities mainly originated from gains.
No deferred tax assets have been set aside because of uncertainty over their recoverability against future taxable profits. In particular, tax losses carryforwards, which have not been considered in the determination of deferred tax assets, amount to some euro 2,830 million.

SHORT-TERM FINANCIAL ASSETS **euro 504 million**
(euro 2,194 million at December 31, 2001)

This item, which decreased by euro 1,690 million compared to December 31, 2001, included the following:

(in millions of euro)	12/31/2002	12/31/2001
Equity investments in unconsolidated subsidiaries	170	247
Other equity investments	1	9
Other securities	278	1,935
Receivables for sales of securities	55	3
Total	**504**	**2,194**

Equity investments in unconsolidated subsidiaries mainly referred to listed shares purchased for trading; the reduction from December 31, 2001 is chiefly attributable to the writedown of TIM shares by Telecom Italia (euro 75 million).

Other securities consist of bank certificates of deposit held by the Tele Nordeste Celular group and bonds held by Telecom Italia Finance. Other securities decreased by euro 1,657 million compared to December 31, 2001 mainly with regard to those held by Softe and Sogerim which, before their merger with Telecom Italia Finance, had reduced their bond portfolios.

The carrying values of both equity investments and other securities have been adjusted by euro 177 million to approximate market values at year end.

LIQUID ASSETS **euro 1,255 million**
(euro 762 million at December 31, 2001)

Liquid assets increased by euro 493 million. They consist mainly of funds on deposit in Italian and foreign banks in current accounts. Euro 300 million, due in the first months of 2003, are lodged for the creditors of the companies Netsiel, Saritel, Sodalia and Telesoft due to their mergers and absorption in IT Telecom, for the creditors of Blu due to its merger and absorption by TIM and for the creditors of the companies H.M.C. Broadcasting and H.M.C.Produzioni for their mergers and absorption in TV Internazionale. Euro 198 million are lodged for a guarantee provided by Royal Bank of Scotland on behalf of Mediobanca in the interest of IS Tim.

ACCRUED INCOME AND PREPAID EXPENSES **euro 633 million**
(euro 1,032 million at December 31, 2001)

This item, which decreased by euro 399 million, can be analyzed as follows:

(in millions of euro)	12/31/2002	12/31/2001
Issue discounts and similar charges	108	94
Accrued income:		
• *production value*	8	95
• financial income	31	57
• *other*	-	-
	39	152
Other prepaid expenses:		
• production costs	85	127
• financial expense	20	60
• other	381	599
	486	786
Accrued income and other prepaid expenses	525	938
Total	**633**	**1,032**

Other prepaid expenses referred to the deferral of the put option on Seat Pagine Gialle shares.

An analysis of accounts receivable and accrued income by maturity and type is provided in Annex 1.

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS' EQUITY

SHAREHOLDERS' EQUITY **euro 12,827 million**
(euro 19,309 million at December 31, 2001)

A breakdown of shareholders' equity is presented below:

(in millions of euro)	12/31/2002	12/31/2001
Parent company interest	9,049	13,522
Minority interest	3,778	5,787
Total	12,827	19,309

Telecom Italia's interest in shareholders' equity decreased by euro 4,473 million compared to December 31, 2001. The reduction was due mainly to the payment of 2001 dividends (euro 2,306 million), the distribution of reserves (euro 987 million), the loss for the year (euro 322 million), as well as the decrease in the net equities of some foreign companies as a result of the unfavorable performance of the local currency against the euro.

Share capital
The *share capital* of Telecom Italia consists of 5,262,908,631 ordinary shares and 2,053,122,025 savings shares, both with a par value of euro 0.55 each.

Parent Company interest in reserves and retained earnings
The Parent company interest in reserves and retained earnings includes Telecom Italia's own retained earnings and reserves, as well as the consolidated companies' retained earnings and inflation adjustment reserves and tax-deferred reserves. No deferred taxes have been provided on the latter reserves since, based on current plans, no transactions are expected to be entered into that would warrant their taxation.

The reconciliation of Telecom Italia's financial statements with the consolidated financial statements as regards shareholders' equity and net result for the year, and the changes in the components of consolidated shareholders' equity, are provided in Annexes 3 and 4.

RESERVES FOR RISKS AND CHARGES **euro 5,214 million**
(euro *3,053 million at December 31, 2001*)

These reserves increased by euro 2,161 million from December 31, 2001 and referred to the following:

Reserve for taxes
The reserve for taxes, amounting to euro 198 million (euro 154 million at December 31, 2001), consisted of estimated tax liabilities on positions still to be agreed or in dispute.

Reserve for deferred taxes
The reserve for deferred taxes, amounting to euro 34 million (euro 35 million compared to December 31, 2001), included deferred taxes provided by the individual consolidated companies on the income components subject to deferred taxation and on consolidation adjustments.

Other reserves
Other reserves, amounting to euro 4,982 million, increased by euro 2,118 million compared to December 31, 2001.

They comprised:

- the reserve for the forward commitment to purchase Seat Pagine Gialle shares of euro 1,942 million provided to cover the estimate of the non-recoverability of the original price to exercise the option. The amount set aside in 2001 of euro 569 million was completely utilized following the renegotiation of the put and call option exercise price on February 25, 2002, reclassifying the amount to "due to other lenders" under liabilities. In November, this liability was extinguished before the expiration

JJ 00489

date by paying JP Morgan Chase consideration equal to euro 500 million, corresponding to the present value of the liability;

- Seat Pagine Gialle's reserve totaling euro 43 million, for expenses connected with the exercise of the put option by the founding shareholders of Consodata S.A.;
- TIM's reserves totaling euro 850 million, set aside to cover the guarantees provided by the group to the creditor financial institutions of IS TIM and the loan made directly by the group;
- the reserves for contractual risks and other risks, mainly in respect of Telecom Italia, for a total of euro 978 million provided in previous years and in the current year, relating to the contribution of the business segment "Large Buildings", the sales of Italtel, Telespazio and the satellite consortia. The release to income is mainly connected to the agreement for the sale of Stream to News Corporation and Vivendi Universal/Canal+ (euro 59 million) which did not go through;
- the reserves for corporate restructuring of euro 299 million, of which euro 194 million, related to Telecom Italia, for the framework agreement with the labor unions concerning the layoffs for the month of May 2002;
- the reserves for the risks of technological revisions and future risks inherent to the regulatory framework of TIM for euro 453 million;
- Telecom Italia Finance's (ex Sogerim) reserve totaling euro 124 million, relating to the financial expenses connected with the notes;
- reserve for losses of subsidiaries and affiliates of euro 293 million.

RESERVE FOR EMPLOYEE TERMINATION INDEMNITIES **euro 1,305 million**
(euro 1,350 million at December 31, 2001)

A breakdown of the changes which occurred during the year are provided below:

(in millions of euro)	
January 1	**1,350**
Change during the period:	
• provisions charged to income	208
• utilizations for:	
. indemnities paid to employees	(159)
. advances	(19)
. pension funds	(30)
• other changes	(45)
December 31	**1,305**

"Other changes" mainly refer to the change in the scope of consolidation.

LIABILITIES **euro 31,870 million**
(euro 37,482 million at December 31, 2001)

A breakdown of liabilities, which increased by euro 5,612 million from December 31, 2001, is as follows:

	12/31/2002		12/31/2001	
(in millions of euro)	Financial payables	Trade accounts payable and other payables	Financial payables	Trade accounts payable and other payables
Debentures	10,624	-	8,183	-
Convertible debentures	1,964	-	2,500	-
Due to banks	5,028	-	10,235	-
Due to other lenders	1,419	-	2,163	-
Advances	-	263	-	388
Trade accounts payable	21	5,456	168	6,058
Notes payable	241	-	221	-
Accounts payable to unconsolidated subsidiaries	8	8	17	8
Accounts payable to affiliated companies	398	247	553	349
Accounts payable to parent companies	-	296	-	1
Taxes payable	32	565	50	872
Contributions to pensions and social security institutions	-	784	-	865
Other liabilities	372	4,144	1,107	3,744
Total	**20,107**	**11,763**	**25,197**	**12,285**

Debentures
Debentures totaled euro 10,624 million and increased by euro 2,441 million compared to December 31, 2001; details are as follows:

- notes issued by the subsidiary Sogerim (merged in Telecom Italia Finance) on international markets for euro 6,000 million. The issue was divided in three tranches: the first, for euro 1,000 million of floating rate notes, maturing on April 20, 2004; the second, for euro 3,000 million of fixed-rate notes, maturing on April 20, 2006; the third, for euro 2,000 million of fixed-rate notes, maturing on April 20, 2011;
- floating rate notes of euro 1,500 million issued by Telecom Italia (this is the first issue under the Global Medium-Term Note Program with Telecom Italia as the issuer). The maturity date is June 21, 2005 and the issuer can call in the notes at an earlier date at face value beginning from the second year and at every coupon date for interest thereafter;
- notes maturing in 2003 issued by the Brazilian companies Tele Nordeste Celular and Tele Celular Sul for a total of euro 108 million;
- notes maturing between 2007 and 2023 issued by Entel Chile for a total of euro 208 million;
- notes maturing between 2009 and 2010 issued by the TDL Infomedia Ltd group for a total of euro 116 million;
- notes issued by Telecom Italia on February 1, 2002 for euro 2,500 million, divided into two tranches of euro 1,250 million each, at fixed interest rates, maturing, respectively on February 1, 2007 and February 1, 2012. The issue is part of the "Global Note Program";
- notes 2002 – 2022 reserved for subscription by employees, in service and retired, of companies, directly and indirectly, controlled by Telecom Italia with headquarters in Italy, for euro 192 million.

Convertible debentures
Convertible debentures included notes issued by Sogerim (merged with Telecom Italia Finance) in March 2001, for euro 2,500 million convertible into TIM or Seat Pagine Gialle shares, with the right of the issuer to pay off the amount due in cash.
These are five-year notes and can be redeemed by the noteholders before maturity at the end of the third year after issue. Debentures decreased by euro 536 million due to the purchase of own notes by Telecom Italia Finance, subsequently cancelled.

Due to banks
Due to banks, totaling euro 5,028 million, were secured by euro 254 million including mortgages of euro 25 million and liens and pledges of euro 229 million mainly referring to Maxitel. The balance decreased by euro 5,207 million compared to December 31, 2001. It should be pointed out that TIM pledged Digitel shares to guarantee the credit facility granted to Digitel.

Due to other lenders
Due to other lenders, totaling euro 1,419 million, decreased by euro 744 million compared to December 31, 2001. This caption refers to payables for a loan received by Seat Pagine Gialle (euro 780 million) from Seat Pagine Gialle Finance S.r.l., a corporate vehicle entirely owned by third parties, operating under Law No. 130/99 on securitization, short-term loans received by Telecom Italia from TI Securitisation Vehicle S.r.l., from the excess liquidity generated by the securitization of receivables (euro 165 million), and loans received by Telecom Italia from the Cassa Depositi e Prestiti (euro 284 million) .

Advances
Advances, which totaled euro 263 million, decreased by euro 125 million compared to December 31, 2001 and included advances received from customers, of which euro 103 million referred to Consorzio Telcal.

Trade accounts payable
Trade accounts payable amounted to euro 5,477 million and decreased by euro 749 million from December 31, 2001, mainly as a result of the reduction in payables by Telecom Italia (-euro 146 million net of payables transferred to Telecom Italia Sparkle), the change in the scope of consolidation (-euro 368 million) and the negative performance of the currencies of the South American companies (euro 282 million).
This item also included euro 513 million of amounts due to other telecommunications operators.
It should be pointed out that Tim Group pledged its Maxitel shares to guarantee the supply contract between Maxitel and Ericsson.

Notes payable
Notes payable, totaling euro 241 million, increased by euro 20 million compared at December 31, 2001. They refer to investment certificates, maturing in June 30, 2003, issued by Seat Pagine Gialle as part of the securitization transaction with Seat Pagine Gialle Finance S.r.l. for euro 221 million and short-term financial notes issued by Telecom Italia for euro 20 million.

Accounts payable to unconsolidated subsidiaries
Accounts payable to unconsolidated subsidiaries amounted to euro 16 million and decreased by euro 9 million from December 31, 2001. The balance included financial payables of euro 8 million and trade accounts payable and other payables of euro 8 million.

Accounts payable to affiliated companies
Accounts payable to affiliated companies, totaling euro 645 million, decreased by euro 257 million compared to December 31, 2001. They included financial payables of euro 398 million, mainly to Teleleasing (euro 393 million) for financial lease contracts, some of which were paid off before the expiration date in January 2003 (euro 369 million) and trade accounts payable and other payables for euro 247 million due to the Italtel group (euro 150 million), Siemens Informatica (euro 40 million), Teleleasing (euro 17 million) and Etec S.A. (euro 12 million).

Accounts payable to parent companies
Accounts payable to parent companies of euro 296 million referred to the payable to Olivetti for Group VAT (euro 214 million) and the sale of Irpeg receivables (euro 82 million).

Taxes payable
Taxes payable amounted to euro 597 million and decreased by euro 325 million compared to December 31, 2001. Taxes payable included euro 162 million for income taxes and euro 403 million for indirect taxes and withholdings made by the companies as substitute taxpayers, as well as euro 32 million for medium/long-term financial debt relating to the agreement reached with the Tax Administration over the assessments received in 2001 by Telecom Italia.

Contributions to pensions and social security institutions
Contributions to pensions and social security institutions totaled euro 784 million and decreased by euro 81 million compared to December 31, 2001; they included amounts owed to social security and health institutions. This item includes euro 595 million payable to INPS for the remaining balance of the estimated charges assessed for employees of the former ASST pursuant to Law No. 58/1992.

Other liabilities
Other liabilities, of euro 4,516 million, decreased by euro 335 million compared to December 31, 2001. A breakdown is provided below:

(in millions of euro)	12/31/2002	12/31/2001
Customer-related items	1,604	1,650
Employee-related items	707	631
Telecommunications license fee	1,394	1,034
Other financial items	372	1,108
Other recurring and miscellaneous items (contra-entries for accrued costs, accrued interest expense at December 31 and payable the following year, sundry payables, etc.)	439	428
Total	**4,516**	**4,851**

In particular, customer-related items consisted of deposits paid by customers and basic subscriber charges (mainly for January and February), as well as prepaid traffic. The item also included other liabilities for services to be performed by Seat Pagine Gialle (euro 113 million). The financial items payable principally comprised euro 181 million payable by Telecom Italia and include the transaction for the loan on securities to Morgan Stanley (euro 176 million), and euro 161 million by the Mobile BU, for the remaining amount due on the UMTS licenses acquired in Italy and Greece. Such liabilities are considerably lower as a result of the payment of the residual liability for the purchase of the PCS licenses by Tim Celular.

JJ 00492

ACCRUED EXPENSES AND DEFERRED INCOME **euro 1,570 million**
(euro 1,476 million at December 31, 2001)

A breakdown of accrued expenses and deferred income, which increased by euro 94 million, is provided below:

(in millions of euro)	12/31/2002	12/31/2001
Accrued expenses:		
. production costs	24	51
. financial expense	431	352
. other charges	-	-
	455	**403**
Deferred income:		
. capital grants (unavailable amount)	325	349
. production value	526	452
. financial income	10	14
. other income	254	258
	1,115	**1,073**
Total	**1,570**	**1,476**

An analysis of liabilities and accrued expenses by maturity and type is provided in Annex 2.

MEMORANDUM ACCOUNTS

Memorandum accounts at December 31, 2002 totaled euro 4,389 million and decreased, compared to December 31, 2001, by euro 2,852 million.

Memorandum accounts are detailed as follows:

(in millions of euro)	12/31/2002	12/31/2001
Guarantees provided	1,113	1,422
Collateral provided	111	163
Purchases and sales commitments	3,077	5,369
Other	88	287
Total	**4,389**	**7,241**

GUARANTEES PROVIDED

Guarantees provided, net of counter-guarantees received of euro 378 million, totaled euro 1,113 million and mainly consisted of sureties provided by Telecom Italia and TIM on behalf of affiliated companies (of which euro 537 million was in the interests of IS Tim, set aside in the reserves for risks and charges) and others for medium/long-term loan transactions and guarantees on bids to acquire fixed line and mobile licenses abroad.

COLLATERAL PROVIDED

Collateral provided of euro 111 million referred mainly to the Is Tim shares pledged as guarantees by TIM International for the performance of the obligations covered by the supply contracts signed by IS TIM with Ericsson and Siemens.

PURCHASES AND SALES COMMITMENTS

Purchases and sales commitments at the end of the year, respectively, of euro 2,858 million (euro 3,305 million at December 31, 2001) and euro 219 million (euro 2,064 million at December 31, 2001), referred to commitments, for the portion still to be executed, which do not fall within the normal "operating cycle" of the individual consolidated companies.

In particular, the purchases commitments refer to:

- Telecom Italia's commitment for the put option on Seat Pagine Gialle shares (euro 2,417 million), revised in relation to the renegotiation with JP Morgan Chase of the put and call options on Seat Pagine Gialle shares on February 25, 2002. This renegotiation is fully described in the notes to the financial statements of Telecom Italia S.p.A. and led to the reduction of the original option exercise price (from euro 4.2 to euro 3.4 per share). To guarantee the performance of the obligations relating to the put option on Seat Pagine Gialle shares, Telecom Italia Finance provided a guarantee (euro 1,940 million) in the form of a Direct Participation Letter of Credit to JPMorgan Chase Equity Limited.
  Furthermore, the valuation of the forward commitment to purchase Seat Pagine Gialle shares at year-end 2002 led to a provision set aside in the reserve for risks and charges of euro 1,942 million to account for the estimated non-recoverability of the exercise option price as a result of the decision, taken within the framework of the redefinition of Telecom Italia Group's strategies, of no longer considering the "Directories" business of Seat Pagine Gialle to be of strategic interest;
- commitment by Seat Pagine Gialle (euro 55 million) to purchase 9,122,733 Seat Pagine Gialle shares and the remaining 0.27% stake in TDL Infomedia Ltd from the manager shareholders of TDL Infomedia Ltd;
- commitment by Telecom Italia (euro 10 million) to purchase the remaining 14% stake in Epiclink from Pirelli and other shareholders;
- commitment by Tim (euro 20 million) to purchase the assets of the ex Blu core network from Wind;
- future operating lease obligations including the purchase option price (euro 34 million, of which euro 17 million refers to Teleleasing).

Sales commitments mainly included the Group's commitment for the sale of the investment in Telekom Srbija to PTT Srbija (euro 195 million), the sale of TESS to Accenture (euro 10 million) and the sale of Siteba to other shareholders (euro 7 million).

Purchases and sales commitments include commitments by Telecom Italia International, for the same amount (euro 7 million), by which, if the transfer of the investment in Mediterranean Broadband Access by Forthnet has not occurred by the date of June 30, 2003 in exchange for the capital increase by Forthnet reserved for Telecom Italia International, beginning July 1, 2003, the transfer of said investment will be effected for the same amount in cash.
Furthermore, there are purchase commitments for the stakes held by the minority shareholders (equal to 49% of the companies) of Mediterranean Nautilus Ltd and Med-1 Submarine Cables Ltd based on the market value of the companies at the option expiration date.

OTHER MEMORANDUM ACCOUNTS

Other memorandum accounts of euro 88 million referred mainly to third-party assets held by the individual consolidated companies, principally those in the information technology sector. They decreased by euro 199 million as a result of the deconsolidation of Sogei and Telespazio Group.

Furthermore:

- the consolidated companies of the Group issued weak letters of patronage totaling euro 241 million chiefly on behalf of unconsolidated subsidiaries and affiliated companies to guarantee insurance polices, lines of credit and overdraft arrangements;
- assets held by third parties on loan, on deposit for safekeeping or for similar purposes amounted to euro 261 million and consisted mainly of equipment leased to customers;
- collateral received amounted to euro 2 million;
- guarantees received amounted to euro 18 million;
- guarantees provided by others for obligations of the Group companies, which consisted primarily of sureties to guarantee the proper performance of non-financial contractual obligations, totaled euro 1,752 million. They comprised euro 1,110 million of bank guarantees provided for the merger by absorption of Blu in TIM, euro 123 million of bank guarantees for the merger of Netsiel, Saritel, Sodalia Telesoft in ITTEL. They also comprised euro 207 million for the surety policy replacing the security deposit for contracts with public agencies, issued by Fondiaria Assicurazioni S.p.A. on behalf of the temporary association of companies, of which Finsiel is the principal on behalf of the guaranteed agency (MIPAF – Ministry of Agriculture and Forest Policies) after having won the bid for the contract, euro 208 million for sureties provided by insurance companies to guarantee Agrisian's contractual commitments with MIPAF and AGEA and euro 7 million for the bank surety provided in order to take part in a bid set up by the Lombardy Region for the Regional Service Card-Health Care Information System;
- the value of the shares of employees and private shareholders deposited on December 31, 2002 at the companies of the Group amounted to about euro 99 million;
- the total amount of Telecom Italia commitments at December 31, 2002 for building lease obligations to be paid to IMSER 60, Tiglio I and Tiglio II, under 21-year contracts was euro 3,818 million. The amount for each single year is euro 209 million. Furthermore, Telecom Italia provided guarantees to IMSER 60 for contractual risks on previously sold buildings for a maximum amount of euro 450 million.
- a purchase and sale commitment is currently being set up by TIM with H3G for the transfer of certain equipment and property lease contracts arising from the revision of the value of the Blu business segment sold to H3G.

DERIVATIVE FINANCIAL INSTRUMENTS

The Group uses derivative financial instruments mainly for the management of its debt positions, primarily interest rate swaps (IRS) and interest rate options (IRO) to reduce the interest rate exposure on fixed-rate and floating-rate bank loans and bonds, and the use of cross currency and interest rate swaps (CIRS) and currency forwards to convert various currency loans – mainly in US dollar and euro – into the functional currencies of the various subsidiaries of the Group.
The following table gives a description of the derivative financial instruments used to hedge medium/long-term debt positions of the Group at December 31, 2002.

(in millions of euro)	**Notional amount/ Capital exchanged at 12/31/2002**
Interest rate swaps and interest rate options	5,054
Cross currency and interest rate swaps	827

IRSs and IROs involve or can involve the exchange of flows of interest calculated on the notional amount of reference at the agreed fixed or variable rates at the specified maturity date with the counterparts. This amount does not represent the amount exchanged between the parties and therefore does not constitute a measure of exposure to credit risk, which is instead limited to the amount of interest or interest differentials to be received at the interest date.
The same also applies to CIRSs which involve the exchange of capital, in the respective currencies of denomination, in addition to the settlement of periodic interest flows, at maturity and at another date.
The counterparts to derivative contracts are only the best rated banks and financial institutions and continually monitored in order to minimize the risk of non-performance.

Besides the derivative contracts for the management of debt exposure, at December 31, 2002, IRSs and CIRSs were in place at the subsidiaries Telecom Italia Finance and Tim Celular to hedge financial assets of euro 150 million. There are also currency forwards to hedge exchange rate risks on short-term cash management transactions for a total of euro 1,433 million.

CONSOLIDATED STATEMENTS OF INCOME

PRODUCTION VALUE **euro 31,514 million**
(euro 31,701 million in 2001)

Production value decreased by euro 187 million (-0.6% compared to 2001) and included the captions below.

Sales and service revenues
Sales and service revenues amounted to euro 30,400 million and decreased by euro 418 million compared to 2001 (-1.4% compared to 2001). This growth is due to the positive performance of mobile telephone services and the increase in revenues from the Internet area countered by a reduction in wireline telephone services and exclusion from the scope of consolidation of the 9 Telecom group and Sogei, beginning from July 1, 2002, and the Telespazio group, beginning from October 1, 2002.
A breakdown by Business Unit is presented below:

(in millions of euro)	2002	2001	Change Amount	Change %
Domestic Wireline	17,022	17,168	(146)	(0,9)
Mobile	10,867	10,250	617	6,0
South America	1,409	1,534	(125)	(8,1)
Internet and Media	1,991	1,957	34	1,7
IT Market	912	1,198	(286)	(23,9)
IT Group	1,215	1,198	17	1,4
	33,416	**33,305**	111	0,3
Other activities and Intra-Group eliminations	(3,016)	(2,487)	(529)	(21,3)
Consolidated Group revenues	**30,400**	**30,818**	**(418)**	**(1,4)**

Revenues from telecommunications services are shown gross of the amount due to other carriers of euro 4,159 million (euro 3,714 million in 2001).
Revenues from foreign operations totaled euro 5,748 million (euro 6,362 million in 2001) and decreased mainly as a result of the weakness of the currencies of the South American countries against the euro and the end of the Astrolink contract in 2001.

Increases in capitalized internal construction costs
Increases in capitalized internal construction costs totaled euro 675 million, with an increase of euro 94 million compared to 2001; they may be analyzed as follows:

(in millions of euro)		2002		2001	Change
. intra-Group revenues from sales of systems		643		549	94
- personnel	19		14		
- financial expenses	1		3		
- materials and other costs	12	32	15	32	-
Total		**675**		**581**	**94**

The financial expenses were charged to "construction in progress and advances to suppliers" in fixed assets.

Other revenues and income
Other revenues and income of euro 479 million (euro 417 million in 2001) included the following:

(in millions of euro)	2002	2001	Change
. operating grants	19	24	(5)
. gains on disposal of intangibles and fixed assets	6	12	(6)
. portion of capital grants recorded in income	65	73	(8)
. other income	389	308	81
Total	**479**	**417**	**62**

In particular:

- operating grants, for the most part, referred to the amounts bestowed by public institutions to defray the costs incurred for research, development and technological innovation;
- the portion of capital grants recorded in income represents the portion that became available during the year;
- other income from operations mainly included charges to customers by the telecommunications services companies for the late payment of telephone bills (euro 106 million compared to euro 112 million in 2001).

PRODUCTION COST **euro 24,133 million**
(euro 25,027 million in 2001)

Production cost increased by euro 894 million compared to 2001 (-3.6.% compared to 2001) and included the following captions.

Raw materials, supplies and merchandise
Raw materials, supplies and merchandise amounted to euro 1,579 million (euro 1,767 million in 2001) and *semifinished and finished goods* amounted to euro 200 million (euro 205 million in 2001). These costs, which principally represented purchases of raw materials and other goods to be used in operations, decreased by a total of euro 193 million.

Services
Service costs totaled euro 9,229 million (euro 9,552 million in 2001) and the *cost for the use of property not owned* amounted to euro 1,145 million (euro 1,069 million in 2001). Overall, these two items increased by euro 247 million, mainly due to higher costs for the operation and development of mobile telecommunications (euro 187 million) and the exclusion from the scope of consolidation of the Telespazio group, the 9 Telecom group and Sogei (-euro 252 million).

Personnel costs
Personnel costs amounted to euro 4,540 million (euro 4,666 million in 2001), including euro 3,373 million relating to companies which provide telecommunications services. The decrease from 2001 is due to the reduction in Telecom Italia's personnel costs following layoffs and the change in the scope of consolidation due to the exclusion from the scope of consolidation of the Telespazio group, the 9 Telecom group and Sogei and the addition of the Webegg group, of Blu, Epiclink and Netesi.
The average cost per capita for the Group was euro 45 thousand (euro 43 thousand in 2001).
At December 31, 2002, employees of the Group numbered 101,713 (109,956 at December 31, 2001), a decrease of 8,243, owing to personnel turnover (-5,360) and the effect of the change in the scope of consolidation (-2,883). A breakdown of personnel by Business Unit is presented as follows:

	12/31/2002	12/31/2001	Change
Domestic Wireline	53,682	57,895	(4,213)
Mobile Services	18,702	16,721	1,981
South America	5,461	5,746	(285)
Internet and Media	7,715	9,264	(1,549)
IT Market	4,493	6,441	(1,948)
IT Group	7,327	6,844	483
Other activities	4,333	7,045	(2,712)
Total	**101,713**	**109,956**	**(8,243)**

The equivalent average number of salaried employees was 101,789 in 2002 (107,491 in 2001).

A breakdown by category follows:

	2002	2001
Executives	2,317	2,454
Middle management	6,648	6,379
Clerical staff	84,841	89,066
Technicians	7,983	9,592
Total	**101,789**	**107,491**

Amortization, depreciation and writedowns

Amortization, depreciation and writedowns amounted to euro 6,476 million (euro 6,730 million in 2001), with a decrease of euro 254 million. Details are as follows:

- amortization of intangible assets totaled euro 2,094 million, compared to euro 2,241 million in 2001, with a decrease of euro 147 million. The change is due to the writeoff of goodwill in 2001 of euro 1,303 million;
- depreciation of fixed assets totaled euro 3,783 million, compared to euro 4,034 million in 2001, with a decrease of euro 251 million. A breakdown of depreciation expense by asset category is provided below:

(in millions of euro)	2002	2001	Change
Non-industrial and industrial buildings	147	152	(5)
Plant and machinery	3,331	3,542	(211)
Manufacturing and distribution equipment	32	34	(2)
Other fixed assets	273	306	(33)
Total	**3,783**	**4,034**	**(251)**

Depreciation decreased as a result of the change in the scope of consolidation, a reduction in the depreciation expense of Telecom Italia (euro 250 million) owing to a lower amount of depreciable assets and a change in the mix of depreciable assets.

- other writedowns of intangibles and fixed assets totaled euro 57 million (euro 16 million in 2001), of which euro 18 million refer to the writedoff of IRU.

- writedowns of receivables included in current assets and liquid assets amounted to euro 542 million (euro 439 million in 2001) and represent the provisions made during the year to adjust receivables to their estimated realizable value.

Provisions for risks and other provisions

Provisions for risks and other provisions totaled euro 153 million (euro 278 million in 2001) and consisted of provisions made during the year to the various reserves for contractual risks and pending disputes.

Miscellaneous operating costs

Miscellaneous operating costs amounted to euro 823 million compared to euro 817 million in 2001. They referred to the following:

(in millions of euro)	2002	2001
. TLC license fee	431	524
. losses on disposal of intangibles and fixed assets	36	29
. expenses connected with receivables management	60	37
. indirect duties and annual taxes, including the local property tax (I.C.I.)	115	120
. membership dues and other costs	181	107
Total	**823**	**817**

FINANCIAL INCOME AND EXPENSE **-euro 1,481 million**

(-euro 1,999 million in 2001)

Financial income and expense refers to the following items:

(in millions of euro)	2002	2001	Change
Income from equity investments, net	18	154	(136)
Other financial income	1,218	922	296
Interest and other financial expense	(2,717)	(3,075)	358
Total	**(1,481)**	**(1,999)**	**518**

Income from equity investments

Income from equity investments, net, totaled euro 18 million (euro 154 million in 2001) and mainly included dividends from unconsolidated companies.

Other financial income

Other financial income of euro 1,218 million (euro 922 million in 2001), included the following:

(in millions of euro)	2002		2001		Change
Interest and capital gains on fixed-income securities		93		138	(45)
Interest and fees from:					
- unconsolidated subsidiaries	1		1		
- affiliated companies	13		23		
- banks	84		110		
- customers	2	100	2	136	(36)
Foreign exchange gains		478		217	261
Other		547		431	116
Total		**1,218**		**922**	**296**

Interest and capital gains on fixed-income securities referred to interest on long-term investment securities for euro 4 million (euro 3 million in 2001) and interest and capital gains on marketable securities for euro 89 million (euro 135 million in 2001).
Foreign exchange gains referred essentially to the TIM group. "Other" included euro 392 million of income on hedging contracts and income from the application of inflation accounting principles.

Interest and other financial expense

Interest and other financial expense of euro 2,717 million (euro 3,075 million in 2001), included the following:

(in millions of euro)	2002		2001		Change
. Interest and fees paid to:					
- *affiliated companies*	23		31		
- banks	257		815		
- suppliers and other lenders	181	461	165	1,011	(550)
. Interest and other charges on note issues		765		449	316
. Foreign exchange losses		874		348	526
. Other financial expense		617		1,267	(650)
Total		**2,717**		**3,075**	**(358)**

The reduction in financial expense can mainly be ascribed to the provision of euro 569 million set aside, in 2001, for the forward commitment to purchase Seat Pagine Gialle shares in connection with the estimated nonrecoverability of the original option exercise price whereas the improvement in net financial expense came from a lower average debt exposure of the Group that was partly neutralized by a worsening of the exchange rates of the South American countries.
Foreign exchange losses referred mainly to the TIM group. "Other" included euro 153 million of expenses on hedging contracts and expenses from the application of inflation accounting principles.

VALUE ADJUSTMENTS TO FINANCIAL ASSETS **-euro 682 million**
(-euro 1,956 million in 2001)

These include:

(in millions of euro)	2002	2001	Change
. Upward adjustments of:			
- equity investments	121	167	(46)
	121	167	(46)
. Writedowns of:			
- equity investments	(668)	(1,933)	1,265
- long-term investments other than equity investments included in current assets	(40)	(49)	9
- securities included in current assets other than equity investments	(95)	(141)	46
	(803)	(2,123)	1,320
Total	**(682)**	**(1,956)**	**1,274**

Value adjustments to financial assets amounted to a net expense balance of euro 682 million. They refer to:

- amortization of goodwill arising at the time of the purchase of the investments in companies accounted for using the equity method, equal to euro 80 million (euro 316 million in 2001), with a reduction of euro 236 million from the writeoffs of goodwill taken in the 2001 financial statements;
- writedowns of securities and investments included in current assets of euro 176 million (euro 291 million in 2001) and long-term securities of euro 40 million (euro 49 million in 2001), with a total reduction of euro 123 million compared to 2001;
- the Group's share of the equity in the earnings and losses of the unconsolidated companies accounted for using the equity method which produced a loss of euro 386 million (-euro 1,300 million in 2001). This refers to the losses of Stream of euro 246 million (euro 241 million in 2001), Aria -Is Tim Turchia of euro 171 million (euro 334 million in 2001) and the earnings balance relating to the earnings and losses of the other unconsolidated companies of euro 32 million (a loss balance of 725 million in 2001).

Moreover, this caption was not affected by the results of the investments in Astrolink, Nortel Inversora (Telecom Argentina) and the Auna Group which, in 2001, reported losses of euro 700 million. The investment in Nortel Inversora, the carrying value of which had been prudently written off in the consolidated financial statements at December 31, 2001, has remained unchanged. As for the Auna Group and the company Astrolink, the carry values recorded in the 2001 consolidated financial statements were maintained until their sale on, respectively, August 1, 2002 and November 30, 2002, with the divestiture of the Telespazio group.

EXTRAORDINARY INCOME AND EXPENSE **-euro 5,637 million**
(-euro 3,452 million in 2001)

Extraordinary income and expense showed a net expense balance of euro 5,637 million (-euro 3,452 million in 2001) which included euro 2,814 million of income and euro 8,451 million of expense.

Extraordinary income of euro 2,814 million comprised:

- euro 2,391 million for gains on the disposals of the investments and business segments, detailed as follows:
    - euro 1,245 million for the sale of the 26.89% stake in Auna;
    - euro 484 million for the sale of the 19.61% stake in Bouygues Decaux Telecom (BDT);
    - euro 133 million for the shares tendered in the tender offer for Lottomatica;
    - euro 115 million for the sale of the 25% stake in the Mobilkom Austria group to Telekom Austria;
    - euro 110 million for the sale of the 40% stake in Telemaco Immobiliare;
    - euro 70 million for the sale of the 100% stake in Telespazio ;
    - euro 159 million for the concentration of the real estate assets in Tiglio I through the companies Imser, Emsa and Telimm;

JJ 00501

- euro 60 million for the contribution of the "Asset Management" business segment to Tiglio II;
- euro 15 million for the sale of the non-facility business to Pirelli Real Estate;

- euro 22 million for the disposal of other investments, fixed assets and business segments;
- euro 131 million for prior period income arising from the recovery of accrued pre-amortization interest - on the expenses for employee benefit obligations under Law 58/1992 that were paid, with reserve, to INPS up to 1999 - following the termination of litigation after the courts ruled in Telecom Italia's favor;
- euro 270 million, of which euro 77 million was for the release of reserves primarily to absorb a portion of the reserve for risks and charges set up in 2001 by Telecom Italia to cover the expenses connected with the agreement to sell Stream to News Corporation and Vivendi Universal/Canal+ after the parties did not go through with the agreement, grants of euro 9 million and other income of euro 184 million.

Extraordinary expense of euro 8,451 million comprised:

- writedowns for impairment losses of investments for a total of euro 6,237 million (euro 2,984 million in 2001), for:
  - the investment held in IS Tim (euro 1,491 million), owing to the changed conditions of the macroeconomic scenario and the difficulties in supplying services independent of the company and the provisions (euro 850 million) connected with the loans made and the guarantees provided on behalf of the company;
  - the goodwill relating to the consolidated companies Seat (euro 1,544 million), Blu (euro 103 million), Corporacion Digitel (euro 75 million) and other minor companies (euro 47 million);
  - the goodwill relating to Netco Redes (euro 96 million) and writedowns of other investments (euro 46 million);
  - the provision for the forward commitment to purchase Seat Pagine Gialle shares (euro 1,942 million) that had already been partly written down in 2001 by a charge to "financial expense" of euro 569 million and the provision for the purchase of an additional 8.17% holding in Consodata (euro 43 million) to adjust it to the current value of the company as determined on the basis of an appraisal.

The writedowns of euro 2,984 million in 2001 had referred to the writedowns of goodwill relating to both the consolidated companies (9 Telecom group, Entel Bolivia, Entel Chile group, Maxitel, Tele Celular Sul group, Tele Nordeste Celular group, Tim Brasil, Med-1 group and certain companies in the Seat Pagine Gialle group) and companies valued using the equity method (GLB Servicos Interativos, Solpart Participaçoes, Telekom Austria and Nortel Inversora group), as well as other provisions related to investments.

- euro 316 million relating to the provisions effected in conjunction with the disposal of the investment in the 9Telecom group. In particular, in view of the loss reported prior to sale, the French group 9Telecom produced a negative effect on the nine-months 2002 statement of income of the Telecom Italia Group for a total of euro 389 million;
- euro 135 million of losses for the sale of the 15% stake in Telekom Austria;
- euro 494 million of expenses and provisions for employee cutbacks and layoffs (of which euro 379 million was borne by Telecom Italia);
- euro 235 million of expenses in connection with extraordinary investment transactions;
- euro 155 million of expenses under Law 58/1992 to cover employees under the former fund "Telephone Employees Pension Fund" (FPT) and euro 74 million for the extraordinary contribution to INPS to meet the higher financial requirements covered by the rules of the former fund "Telephone Employees Pension Fund" (FPT) which became part of the general "Employees Pension Fund";
- euro 190 million of writedowns of intangibles and fixed assets, of which euro 142 million related to the Brazilian companies;
- euro 194 million of provisions to reserves, of which 135 million referred to guarantees provided upon the sale of investments and business segments;
- euro 158 million for the adjustment of Telecom Italia's liability to customers for prepaid telephone cards;

- euro 38 million of losses relating to intangibles, fixed assets and long-term investments and euro 225 million of other expenses.

INCOME TAXES **-euro 716 million**

(euro 925 million in 2001)

Income taxes decreased by euro 1,641 million due to the investment writedowns which contributed to the increase in deferred tax assets, as well as the benefit from the utilization of tax loss carryforwards deriving from the merger of TIM and Blu.
Income taxes included current taxes for euro 1,451 million and deferred tax assets for euro 2,167 million, of which euro 1,900 million deriving from the application of D.L. 209/02 (turned ex L. n. 265/02) to writedowns of equity investments.

OTHER INFORMATION

Compensation to directors and statutory auditors

The compensation to which the directors and statutory auditors of Telecom Italia are entitled for fiscal 2002 for carrying out their responsibilities and functions in Telecom Italia and also in other consolidated companies, totaled euro 7,887 thousand for directors and euro 748 thousand for statutory auditors.

EXCHANGE RATES USED TO TRANSLATE FOREIGN CURRENCY FINANCIAL STATEMENTS

	Year-end exchange rates (balance sheet items)			Average exchange rate for the year (statement of income items)		
(currency/euro)	31/12/2002	31/12/2001	% Change	2002	2001	% Change
Europe						
Romanian leu	0.000028462	0.000035949	(20.8)	0.000028462	0.000035949	(20.8)
Pound sterling	1.537279016	1.643385374	(6.5)	1.590356081	1.608054208	(1.10)
Turkish lira	0.000000587	0.000000788	(25.5)	0.000000587	0.000000788	(25.5)
Hungarian forint	0.004232088	0.004078636	3.8	0.004115926	0.003896759	5.6
Russian rouble	0.029864127	0.037240619	(19.8)	0.033702329	0.038242782	(11.9)
Polish zloty	0.248694355	0.286098475	(13.1)	0.259273567	0.272476471	(4.8)
North America						
USA dollar	0.953561552	1.134687394	(16.0)	1.057753332	1.116525329	(5.3)
South America						
Venezuelan bolivar	0.000679659	0.001471562	(53.8)	0.000679659	0.001471562	(53.8)
Bolivian boliviano	0.127251881	0.166535381	(23.6)	0.147504156	0.169668023	(13.1)
Costarican colon	0.002520449	0.003302924	(23.7)	0.002942266	0.003362076	(12.5)
Peruvian nuevo sol	0.272368242	0.329612014	(17.4)	0.300762734	0.318505825	(5.6)
Argentinean peso	0.282955870	0.667463173	(57.6)	0.282955870	1.116525329	(74.7)
Chilean peso	0.001324391	0.001740402	(23.9)	0.001534176	0.001762476	(13.0)
Colombian peso	0.000334056	0.000483854	(31.0)	0.000334055	0.000498525	(33.0)
Brazilian real	0.269878582	0.488901926	(44.8)	0.360892270	0.475524176	(24.1)
Asia						
Hong Kong dollar	0.122277791	0.145511692	(16.0)	0.135565648	0.143152839	(5.3)
Israeli shekel	0.199782237	0.258742254	(22.8)	0.223439720	0.265806340	(15.9)

The following Annexes numbered 1 to 7 are an integral part of these notes.

JJ 00563

ANNEX 1

ACCOUNTS RECEIVABLE AND ACCRUED INCOME BY MATURITY AND TYPE

(in millions of euro)

	12/31/2002				12/31/2001			
	Amount due				Amount due			
	Within one year	From two to five years	Beyond five years	Total	Within one year	From two to five years	Beyond five years	Total
Accounts receivable in long-term investments								
Unconsolidated subsidiaries	5			5	2			2
Affiliated companies	2	433		435		3	114	117
Other:								
Customers	2	13	1	16	2	3	1	6
Others	53	115	31	199	78	155	34	267
	62	**561**	**32**	**655**	**82**	**161**	**149**	**392**
Accounts receivable in current assets								
Other loans to:								
Unconsolidated subsidiaries	23			23	7			7
Affiliated companies	12			12	206			206
Others	646	2		648	591			591
	681	**2**		**683**	**804**			**804**
Trade accounts receivables:								
Customers	7,900	1		7,901	7,901	3		7,904
Unconsolidated subsidiaries	16			16	10			10
Affiliated companies	184			184	360			360
Parent companies	2			2	1			1
Others	88	2	8	98	70	1		71
	8,190	**3**	**8**	**8,201**	**8,342**	**4**		**8,346**
Other receivables:								
Unconsolidated subsidiaries	2			2	14			14
Affiliated companies	17			17	1			1
Others	4,281	1,059	150	5,490	3,385	223	254	3,862
	4,300	**1,059**	**150**	**5,509**	**3,400**	**223**	**254**	**3,877**
Total accounts receivables	**13,171**	**1,064**	**158**	**14,393**	**12,546**	**227**	**254**	**13,027**
Accrued income	**39**			**39**	**152**			**152**

ANNEX 2

LIABILITIES AND ACCRUED EXPENSES BY MATURITY AND TYPE

(in millions of euro)

	12/31/2002				12/31/2001			
	Amount due				Amount due			
	Within one year	From two to five years	After five years	Total	Within one year	From two to five years	After five years	Total
Medium and long-term debt								
Debentures	113	6,285	4,226	10,624	180	5,722	2,281	8,183
Convertible debentures	-	1,964	-	1,964	-	2,500	-	2,500
Due to banks	1,225	1,801	2	3,028	1,105	2,995	345	4,445
Due to other lenders	609	567	77	1,253	186	1,090	96	1,372
Suppliers	3	13	-	16	12	155	-	167
Notes	221	-	-	221	-	221	-	221
Affiliated companies	369	18	6	393	48	176	298	522
Taxes payables	18	14	-	32	18	32	-	50
Other liabilities	119	30	15	164	120	157	15	292
	2,677	**10,692**	**4,326**	**17,695**	**1,669**	**13,048**	**3,035**	**17,752**
Short-term debt								
Due to banks	2,000	-	-	2,000	5,790	-	-	5,790
Due to other lenders	166	-	-	166	791	-	-	791
Trade accounts payable	5	-	-	5	1	-	-	1
Notes payable	20	-	-	20	-	-	-	-
Unconsolidated subsidiaries	8	-	-	8	17	-	-	17
Affiliated companies	5	-	-	5	31	-	-	31
Other liabilities	208	-	-	208	815	-	-	815
	2,412	**-**	**-**	**2,412**	**7,445**	**-**	**-**	**7,445**
Trade accounts payable (1)								
Suppliers	5,456	-	-	5,456	6,058	-	-	6,058
Unconsolidated subsidiaries	2	-	-	2	3	-	-	3
Affiliated companies	245	-	-	245	343	-	-	343
Parent companies	-	-	-	-	1	-	-	1
	5,703	**-**	**-**	**5,703**	**6,405**	**-**	**-**	**6,405**
Other payables								
Unconsolidated subsidiaries	6	-	-	6	5	-	-	5
Affiliated companies	2	-	-	2	6	-	-	6
Parent companies	296	-	-	296	-	-	-	-
Taxes payable	559	6	-	565	822	50	-	872
Contributions to pension and social security institutions	249	286	249	784	267	272	326	865
Other liabilities	4,139	5	-	4,144	3,738	6	-	3,744
	5,251	**297**	**249**	**5,797**	**4,838**	**328**	**326**	**5,492**
Total liabilities (1)	**16,043**	**10,989**	**4,575**	**31,607**	**20,357**	**13,376**	**3,361**	**37,094**
Accrued expenses	**455**			**455**	**403**	**-**	**-**	**403**

(1) not including advances

JJ 00EC5

ANNEX 3

RECONCILIATION OF THE SHAREHOLDERS' EQUITY AND NET INCOME OF TELECOM ITALIA AND THE CONSOLIDATED FIGURES IN THE FINANCIAL STATEMENTS AT DECEMBER 31, 2001

(in millions of euro)	TELECOM ITALIA'S INTEREST				MINORITY INTEREST			TOTAL
	Share capital	Reserves and retained earnings	Net income (loss)	Total	share capital and reserves	Net income (loss)	Total	
Financial statements of Telecom Italia at December 31, 2001	**4,023**	**11,697**	**151**	**15,871**				**15,871**
Results of consolidated companies			(7,020)	(7,020)		(1,048)	(1,048)	(8,068)
Share capital and reserves of consolidated companies		32,301		32,301	5,914		5,914	**38,215**
. carrying value of investments in consolidated companies		(39,539)		(39,539)				**(39,539)**
Consolidation adjustments:								
. elimination of tax-related entries		(137)	70	(67)	4	1	5	**(62)**
. valuation of investments using the equity method		(1,526)	(888)	(2,414)	(636)	(136)	(772)	**(3,186)**
. positive differences on purchase of investments		9,788	(860)	8,928	464	(43)	421	**9,349**
. elimination of intra-Group dividends		263	(1,334)	(1,071)		(27)	(27)	**(1,098)**
. losses of subsidiaries included in the results of parent companies and extraordinary writedowns of investments		(612)	7,826	7,214	7	1,609	1,616	**8,830**
. gains on sales of investments		(149)	(35)	(184)	(4)	4		**(184)**
. elimination of intra-Group profits included in fixed assets and intangibles		(283)	57	(226)	(21)	4	(17)	**(243)**
. elimination of intra-Group profits on investments		(469)		(469)	(283)		(283)	**(752)**
. other.		233	(35)	198	(68)	46	(22)	**176**
Consolidated financial statements at December 31, 2001	**4,023**	**11,567**	**(2,068)**	**13,522**	**5,377**	**410**	**5,787**	**19,309**

ANNEX 3

RECONCILIATION OF THE SHAREHOLDERS' EQUITY AND NET INCOME OF TELECOM ITALIA AND THE CONSOLIDATED FIGURES IN THE FINANCIAL STATEMENTS AT DECEMBER 31, 2002

(in millions of euro)

	TELECOM ITALIA'S INTEREST				MINORITY INTEREST			TOTAL
	Share capital	Reserves and retained earnings	Net income (loss)	Total	Share capital and reserves	Net income (loss)	Total	
Financial statements of Telecom Italia at December 31, 2002	**4,024**	**8,577**	**(1,645)**	**10,956**				**10,956**
Results of consolidated companies			(2,428)	(2,428)		(1,002)	(1.,002)	**(3,430)**
Share capital and reserves of consolidated companies		24,728		24,728	3,388		3,388	**28,116**
. carrying value of investments in consolidated companies		(32,773)		(32,773)				**(32,773)**
Consolidation adjustments:								
. elimination of tax-related entries		(86)	36	(50)	2		2	**(48)**
. valuation of investments by the equity method		(720)	222	(498)	(417)	(743)	(1,160)	**(1,658)**
. positive differences on purchase of investments		6,844	(784)	6,060	598	(61)	537	**6,597**
. elimination of intra-Group dividends		1,119	(1,478)	(359)	10	(16)	(6)	**(365)**
. losses of subsidiaries included in the results of parent companies and extraordinary writedowns of investments		(1,081)	5,223	4,142	(26)	2,284	2,258	**6,400**
. gains on sales of investments		(690)	493	(197)	(158)	129	(29)	**(226)**
. elimination of intra-Group profits included in fixed assets and intangibles		(224)	66	(158)	(14)	4	(10)	**(168)**
. elimination of intra-Group profits on investments		(418)		(418)	(261)		(261)	**(679)**
. other		71	(27)	44	37	24	61	**105**
Consolidated financial statements at December 31, 2002	**4,024**	**5,347**	**(322)**	**9,049**	**3,159**	**619**	**3,778**	**12,827**

ANNEX 4

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY FOR THE YEAR ENDED DECEMBER 31, 2001
(in millions of euro)

	TELECOM ITALIA'S INTEREST				MINORITY INTEREST			TOTAL
	Share Capital	Reserves and retained earnings	Net income (loss)	Total	Share Capital and reserves	Net income (loss)	Total	
Consolidated financial statements at December 31, 2000	**3,835**	**12,958**	**2,028**	**18,821**	**5,788**	**920**	**6,708**	**25,529**
Deconsolidation of Nortel Inversora group	-	-	-	-	(781)	(56)	(837)	(837)
Consolidated financial statements at December 31, 2000	**3,835**	**12,958**	**2,028**	**18,821**	**5,007**	**864**	**5,871**	**24,692**
Contribution by shareholders	1	137		138	102		102	240
Cancellation of treasury stock and euro conversion	187	(898)		(711)				(711)
Appropriation of 2000 net income:								
Dividends distributed		(281)	(2,028)	(2,309)		(788)	(788)	(3,097)
Transfer to reserves					76	(76)		
Consolidation of Entel Chile group					358		358	358
Translation adjustments on the conversion of financial statements in foreign currencies and other		(349)		(349)	(166)		(166)	(515)
Net income (loss) for the year 2001			(2,068)	(2,068)		410	410	(1,658)
Consolidated financial statements at December 31, 2001	**4,023**	**11,567**	**(2,068)**	**13,522**	**5,377**	**410**	**5,787**	**19,309**

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY FOR THE YEAR ENDED DECEMBER 31, 2002
(in millions of euro)

	TELECOM ITALIA'S INTEREST				MINORITY INTEREST			TOTAL
	Share Capital	Reserves and retained earnings	Net income (loss)	Total	Share capital and reserves	Net income (loss)	Total	
Consolidated financial statements at December 31, 2001	**4,023**	**11,567**	**(2,068)**	**13,522**	**5,377**	**410**	**5,787**	**19,309**
Contribution by shareholders	1	8		9	49		49	58
Appropriation of 2001 net income:								
Dividends distributed		(2,306)		(2,306)	(531)	(410)	(941)	(3,247)
Transfer to reserves		(2,068)	2,068					
Distribution of extraordinary reserves		(987)		(987)	(711)		(711)	(1,698)
Translation adjustments on the conversion of financial statements in foreign currencies and other		(867)		(867)	(1,025)		(1,025)	(1,892)
Net income (loss) for the year 2002			(322)	(322)		619	619	297
Consolidated financial statements at December 31, 2002	**4,024**	**5,347**	**(322)**	**9,049**	**3,159**	**619**	**3,778**	**12,827**

JJ 00508

LIST OF COMPANIES CONSOLIDATED ON A LINE-BY-LINE BASIS

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
Domestic Wireline						
ATESIA - Telemarketing Comunicazione Telefonica e Ricerche di Mercato S.p.A. (telemarketing)	Rome (Italy)	EUR	3,150,406	100.00		TELECOM ITALIA
INTELCOM SAN MARINO S.p.A (telecommunications services in San Marino)	Republic of San Marino	EUR	1,550,000	70.00		TELECOM ITALIA INTERNATIONAL
LATIN AMERICAN NAUTILUS S.A. (holding company)	Luxembourg	USD	60,000,000	70.00 10.00 10.00 10.00		TELECOM ITALIA ENTEL BOLIVIA ENTEL CHILE TELECOM ARGENTINA STET-FRANCE TELECOM
· LATIN AMERICAN NAUTILUS ARGENTINA S.A. (installation and maintenance of submarine cable systems)	Buenos Aires (Argentina)	ARS	12,000	100.00 (*)		LATIN AMERICAN NAUTILUS S.A.
· LATIN AMERICAN NAUTILUS BOLIVIA S.r.l. (installation and maintenance of submarine cable systems)	La Paz (Bolivia)	BOB	1,000	100.00		LATIN AMERICAN NAUTILUS S.A.
· *LATIN AMERICAN NAUTILUS BRASIL Ltda* (installation and maintenance of submarine cable systems)	*Rio de Janeiro* (Brazil)	BRL	20,000	99.99 0.01		*LATIN AMERICAN NAUTILUS S.A.* LATIN AMERICAN NAUTILUS USA
· LATIN AMERICAN NAUTILUS CHILE S.A. (installation and maintenance of submarine cable systems)	Santiago (Chile)	CLP	6,200,000	100.00 (*)		LATIN AMERICAN NAUTILUS S.A.
· LATIN AMERICAN NAUTILUS COLOMBIA S.A. (installation and maintenance of submarine cable systems)	Bogotà (Colombia)	COP	28,430,000	100.00 (*)		LATIN AMERICAN NAUTILUS S.A.
· LATIN AMERICAN NAUTILUS Ltd (installation and maintenance of submarine cable systems)	Dublin (Ireland)	USD	1,000,000	100.00		LATIN AMERICAN NAUTILUS S.A.
· LATIN AMERICAN NAUTILUS PANAMA S.A. (installation and maintenance of submarine cable systems)	Panama	USD	10,000	100.00		LATIN AMERICAN NAUTILUS S.A.
· LATIN AMERICAN NAUTILUS PERU' S.A. (installation and maintenance of submarine cable systems)	Lima (Perù)	PEN	3,500	100.00 (*)		LATIN AMERICAN NAUTILUS S.A.
· LATIN AMERICAN NAUTILUS ST. CROIX LLC (installation and maintenance of submarine cable systems)	St. Croix (USA Virgin Islands)	USD	1,000	100.00		LATIN AMERICAN NAUTILUS S.A
· LATIN AMERICAN NAUTILUS USA Inc. (installation and maintenance of submarine cable systems)	Florida (USA)	USD	10,000	100.00		LATIN AMERICAN NAUTILUS S.A
· LATIN AMERICAN NAUTILUS SERVICE Inc. (installation and maintenance of submarine cable systems)	Florida (USA)	USD	10,000	100.00		LATIN AMERICAN NAUTILUS USA
· LATIN AMERICAN NAUTILUS VENEZUELA C.A. (installation and maintenance of submarine cable systems)	Caracas (Venezuela)	VEB	7,000,000	100.00 (*)		LATIN AMERICAN NAUTILUS S.A
MED-1 SUBMARINE CABLES Ltd (construction and maintenance of submarine cable Lev)	Tel Aviv (Israel)	ILS	100,000	23.17 27.83		TELECOM ITALIA TELECOM ITALIA INTERNATIONAL
· MED 1 IC-1 (1999) Ltd (installation and maintenance of submarine cable IC1)	Tel Aviv (Israel)	ILS	1,000	99.99 0.01		MED-1 SUBMARINE CABLES MED-1 ITALY
· MED-1 (NETHERLANDS) B.V. (holding company)	Amsterdam (Holland)	EUR	18,151	100.00		MED-1 SUBMARINE CABLES
· MED-1 ITALY S.r.l. (installation and maintenance submarine cable systems in Italian seas)	Rome (Italy)	EUR	548,477	100.00		MED-1 NETHERLANDS
MEDITERRANEAN NAUTILUS S.A. (holding company)	Luxembourg	USD	326,480,000	62.51 7.49		TELECOM ITALIA TELECOM ITALIA INTERNATIONAL
· ELETTRA TLC S.p.A. (installation and maintenance of submarine cable systems)	Rome (Italy)	EUR	10,329,200	100.00		MEDITERRANEAN NAUTILUS S.A.
· MEDITERRANEAN NAUTILUS Ltd (installation and maintenance of submarine cable systems)	Dublin (Ireland)	USD	100,000	51.00		MEDITERRANEAN NAUTILUS S.A.
· MEDITERRANEAN NAUTILUS B.V. (holding company)	Amsterdam (Holland)	EUR	18,003	100.00		MEDITERRANEAN NAUTILUS Ltd
· MEDITERRANEAN NAUTILUS GREECE S.A. (installation and maintenance of submarine cable systems)	Athens (Greece)	EUR	111,600	100.00		MEDITERRANEAN NAUTILUS B.V.
· MEDITERRANEAN NAUTILUS ISRAEL Ltd (installation and maintenance of submarine cable systems)	Tel Aviv (Israel)	ILS	1,000	100.00		MEDITERRANEAN NAUTILUS B.V.
· MEDITERRANEAN NAUTILUS ITALY S.p.A. (installation and maintenance of submarine cable systems)	Rome (Italy)	EUR	3,100,000	100.00		MEDITERRANEAN NAUTILUS B.V.
· MEDITERRANEAN NAUTILUS Inc. (telecommunications activities)	Delaware (USA)	USD	3,000	100.00		MEDITERRANEAN NAUTILUS B.V.

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
· MEDITERRANEAN NAUTILUS TELEKOMUNIKASYON HIZMETLERI TICARET ANONIM SIRKETI (telecommunications activities)	Istanbul (Turkey)	TRL	350,000,000,000	99.9988 0.0003 0.0003 0.0003 0.0003		MEDITERRANEAN NAUTILUS B.V. MEDITERRANEAN NAUTILUS Ltd MEDITERRANEAN NAUTILUS ISRAEL MEDITERRANEAN NAUTILUS ITALY MEDITERRANEAN NAUTILUS GREECE
PATH.NET S.p.A. (networking systems and telecommunications)	Rome (Italy)	EUR	25,800,000	99.99 0.01		TELECOM ITALIA IT TELECOM
TELECONTACT CENTER S.p.A. (telemarketing)	Naples (Italy)	EUR	110,000	100.00		TELECOM ITALIA
TELECOM ITALIA SPARKLE S.p.A. (ex-TMI) (public and private telecommunication services)	Rome (Italy)	EUR	200,000,000	100.00		TELECOM ITALIA
· TELECOM ITALIA NETHERLANDS B.V. (telecommunications services)	Amsterdam (Holland)	EUR	18,200	100.00		TELECOM ITALIA SPARKLE
· TELECOM ITALIA OF NORTH AMERICA Inc. (telecommunications promotional services)	New York (USA)	USD	15,550,000	100.00		TELECOM ITALIA SPARKLE
· TELECOM ITALIA SPAIN S.L. UNIPERSONAL (telecommunications services)	Madrid (Spain)	EUR	703,111	100.00		TELECOM ITALIA SPARKLE
· TI BELGIUM S.P.R.L. - B.V.B.A (telecommunications services)	Brussels (Belgium)	EUR	3,000,000	100.00		TELECOM ITALIA SPARKLE
· TI FRANCE S.A.R.L. (telecommunications services)	Paris (France)	EUR	10,307,800	100.00		TELECOM ITALIA SPARKLE
· TI GERMANY GmbH (telecommunications services)	Frankfurt (Germany)	EUR	25,000	100.00		TELECOM ITALIA SPARKLE
· TI SWITZERLAND GmbH (telecommunications services)	Zürich (Switzerland)	CHF	2,000,000	100.00		TELECOM ITALIA SPARKLE
· TI Telecom Italia (Austria) Telekommunikationsdienste GmbH (telecommunications services)	Vienna (Austria)	EUR	1,835,000	100.00		TELECOM ITALIA SPARKLE
· TI UNITED KINGDOM Ltd (telecommunications services)	London (UK)	GBP	2,680,000	100.00		TELECOM ITALIA SPARKLE
· TMI TELEMEDIA INTERNATIONAL LUXEMBOURG S.A. (holding company)	Luxembourg	EUR	82,150,674.64	100.00 (*)		TELECOM ITALIA SPARKLE
· TMI TELEMEDIA INTERNATIONAL Ltd (telecommunications services)	London (UK)	USD	558,472,454	67.88 32.12		TMI TELEMEDIA INTERN. LUX. TELECOM ITALIA SPARKLE
· TELEMEDIA INTERNATIONAL USA Inc. (telecommunications services)	New Jersey (USA)	USD	119,022,889.68	100.00		TMI TELEMEDIA INTERN. Ltd

Mobile

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
TELECOM ITALIA MOBILE S.p.A. (mobile telecommunications)	Turin (Italy)	EUR	513,964,432.74	54.82 0.17	55.68 0.17	TELECOM ITALIA TELECOM ITALIA FINANCE
· TIM INTERNATIONAL N.V. (holding company)	Amsterdam (Holland)	EUR	555,427,000	100.00		TELECOM ITALIA MOBILE
· *STET HELLAS TELECOMMUNICATIONS S.A.* (mobile telephony services)	Athens (Greece)	EUR	126,453,694.4	81.40 0.13		TIM INTERNATIONAL TELECOM ITALIA FINANCE
· TIM BRASIL S.A. (holding company)	São Paulo (Brazil)	BRL	4,760,522,987.04	100.00 (*)		TIM INTERNATIONAL
· BITEL PARTICIPACOES S.A. (holding company)	Rio de Janeiro (Brazil)	BRL	2,290,264,028	100.00 (*)		TIM BRASIL
· TELE CELULAR SUL PARTICIPACOES S.A. (holding company for operating companies providing mobile network services)	Curitiba (Brazil)	BRL	324,666,393.24	20.68 (*)	52.06	BITEL PARTICIPACOES
· TELEPAR CELULAR S.A. (mobile telephony operator)	Curitiba (Brazil)	BRL	912,839,704.66	80.79 (*)	90.19	TELE CELULAR SUL
· CTMR CELULAR S.A. (mobile telephony operator)	Pelotas (Brazil)	BRL	21,251,917.26	100.00 (*)		TELEPAR CELULAR
· TELESC CELULAR S.A. (mobile telephony operator)	Florianopolis (Brazil)	BRL	266,803,506.58	100.00 (*)		TELEPAR CELULAR
· TELE NORDESTE CELULAR PARTICIPACOES S.A. (holding company for operating companies providing mobile network services)	Recife (Brazil)	BRL	288,442,548.62	21.18 (*)	52.32	BITEL PARTICIPACOES
· TELASA CELULAR S.A. (mobile telephony operator)	Recife (Brazil)	BRL	33,970,730.02	78.78 (*)	97.31	TELE NORDESTE CELULAR
· TELECEARA' CELULAR S.A. (mobile telephony operator)	Fortaleza (Brazil)	BRL	148,484,134.39	79.99 (*)	86.00	TELE NORDESTE CELULAR
· TELEPISA CELULAR S.A. (mobile telephony operator)	Teresina (Brazil)	BRL	24,762,149.14	79.46 (*)	97.59	TELE NORDESTE CELULAR
· TELERN CELULAR S.A. (mobile telephony operator)	Natal (Brazil)	BRL	45,011,693.89	76.19 (*)	92.87	TELE NORDESTE CELULAR
· TELPA CELULAR S.A. (mobile telephony operator)	Joao Pessoa (Brazil)	BRL	43,164,229.17	71.85 (*)	94.87	TELE NORDESTE CELULAR

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
- TELPE CELULAR S.A. (mobile telephony operator)	Recife (Brazil)	BRL	125,620,727.74	78.68 (*)	95.16	TELE NORDESTE CELULAR
- STARCEL Ltda (call center services)	Saõ Paulo (Brazil)	BRL	30,000	100.00 (*)		TIM BRASIL
- TIM CELULAR S.A. (ex-PORTALE SAO PAULO S.A.) (mobile telephony operator)	Saõ Paulo (Brazil)	BRL	1,251,790,742	100.00 (*)		TIM BRASIL
- MAXITEL S.A. (mobile telephony operator)	Belo Horizonte (Brazil)	BRL	677,679,703	58.70 (*) 37.97 3.33	43.15 46.85 10.00	TIM INTERNATIONAL BITEL PARTICIPACOES TIM BRASIL
- TIMNET.COM S.A. (Internet services)	Rio de Janeiro (Brazil)	BRL	78,000,000	20.00 (*) 20.00 20.00 20.00 20.00		TIM INTERNATIONAL MAXITEL TELE NORDESTE CELULAR TELE CELULAR SUL TIM CELULAR
- TIMNET USA Inc. (mobile services)	New Jersey (USA)	USD	11,000,000	100.00		TIM INTERNATIONAL
- TIM PERU' S.A.C. (mobile telephony operator)	Lima (Perù)	PEN	1,337,542,452	100.00 (*)		TIM INTERNATIONAL
- CORPORACION DIGITEL C.A. (telecommunications services)	Caracas (Venezuela)	VEB	42,823,450,241	66.56		TIM INTERNATIONAL

South America

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
ENTEL CHILE S.A. (telecommunications services)	Santiago (Chile)	CLP	408,096,296,423	54.76		TELECOM ITALIA INTERNATIONAL
- AMERICATEL CENTROAMERICA S.A. (holding company)	Guatemala City (Guatemala)	USD	2,649,608	78.65		ENTEL CHILE
- AMERICATEL EL SALVADOR S.A. DE C.V. (telecommunications services)	San Salvador (El Salvador)	USD	1,143,572.24	15.00 85.00		ENTEL CHILE AMERICATEL CENTROAMERICA
- AMERICATEL GUATEMALA S.A. (telecommunications services)	Guatemala City (Guatemala)	GTQ	450,000	100.00		AMERICATEL CENTROAMERICA
- AMERICATEL HONDURAS S.A. (telecommunications services)	Tegucigalpa (Honduras)	HNL	500,000	100.00 (*)		AMERICATEL CENTROAMERICA
- ENTEL CALL CENTER S.A. (telecommunications services)	Santiago (Chile)	CLP	10,827,422,540	90.00 10.00		ENTEL CHILE ENTEL INVERSIONES
- ENTEL INTERNATIONAL B.V.I. Corp. (holding company)	Tortola (British Virgin Islands)	CLP	32,424,451,213	100.00		ENTEL CHILE
- AMERICATEL CORP. USA (telecommunications services)	Florida (USA)	USD	62,372,552.74	80.00		ENTEL INTERNATIONAL B.V.I.
- ENTEL USA HOLDING Inc. (holding company)	Florida (USA)	USD	1,000	100.00		ENTEL INTERNATIONAL B.V.I.
- AMERICASKY Corporation (telecommunications services)	Florida (USA)	USD	1,000	80.00 20.00		ENTEL USA HOLDING ENTEL INTERNATIONAL B.V.I.
- ENTEL INVERSIONES S.A. (holding company)	Santiago (Chile)	CLP	3,223,396,817	100.00 (*)		ENTEL CHILE
- AMERICATEL PERU' S.A. (telecommunications services)	Lima (Perù)	PEN	39,288,339.60	45.69 54.31		ENTEL CHILE ENTEL INVERSIONES
- ENTEL INVESTMENTS Inc. (holding company)	Tortola (British Virgin Islands)	USD	1,630	100.00		ENTEL CHILE
- ENTEL SERVICIOS TELEFONICOS S.A. (telecommunications services)	Santiago (Chile)	CLP	1,103,479,919	91.42 8.58		ENTEL CHILE ENTEL INVERSIONES
- ENTEL TELEFONIA LOCAL S.A. (local telecommunications services)	Santiago (Chile)	CLP	23,113,989,207	99.00 1.00		ENTEL CHILE ENTEL INVERSIONES
- CHILE WIRELESS S.A. (holding company)	Santiago (Chile)	CLP	116,128,205	99.00 1.00		ENTEL TELEFONIA LOCAL ENTEL INVERSIONES
- ENTEL TELEFONIA PERSONAL S.A. (holding company)	Santiago (Chile)	CLP	127,256,898,429	94.64 5.36		ENTEL CHILE ENTEL INVERSIONES
- EMPRESA DE RADIOCOMUNICACIONES INSTA BEEP Ltda (telecommunications services)	Santiago (Chile)	CLP	1,757,062,939	99.90		ENTEL TELEFONIA PERSONAL
- ENTEL PCS TELECOMUNICACIONES S.A. (mobile telecommunications services)	Santiago (Chile)	CLP	98,369,022,334	0.10 99.90		ENTEL CHILE ENTEL TELEFONIA PERSONAL
- ENTEL TELEFONIA MOVIL S.A. (mobile telecommunications services)	Santiago (Chile)	CLP	1,883,969,582	0.08 99.92		ENTEL CHILE ENTEL TELEFONIA PERSONAL
- MICARRIER TELECOMUNICACIONES S.A. (telecommunications services)	Santiago (Chile)	CLP	3,233,725,941	99.99 0.01		ENTEL CHILE ENTEL INVERSIONES

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
- ENTEL VENEZUELA C.A. (ex-ORBITEL VENEZUELA C.A.) (telecommunications services)	Caracas (Venezuela)	VEB	709,500,000	100.00		ENTEL CHILE
- RED DE TRANSACCIONES ELECTRONICAS S.A (telecommunications services)	Santiago (Chile)	CLP	1,629,756,041	93.76		ENTEL CHILE
- SATEL TELECOMUNICACIONES S.A. (telecommunications services)	Santiago (Chile)	CLP	2,779,689,356	99.90 0.10		ENTEL CHILE ENTEL INVERSIONES
ENTEL Empresa Nacional de Telecomunicaciones S.A. (telecommunications services)	La Paz (Bolivia)	BOB	1,280,898,800	50.00		ETI
- DATACOM S.A. (data transmission services)	La Paz (Bolivia)	BOB	66,938,200	99.99		ENTEL S.A.
TELECOM ITALIA AMERICA LATINA S.A. (telecommunications promotional services)	São Paulo (Brazil)	BRL	43,614,072	100.00		TELECOM ITALIA

Internet and Media

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
SEAT PAGINE GIALLE S.p.A. (publishing and Internet services)	Milan (Italy)	EUR	341,183,511.30	53.21 2.03 0.02	53.5850 2.068 0.0171	TELECOM ITALIA TELECOM ITALIA FINANCE IT TELECOM
- ANNUARI ITALIANI S.p.A. (ex-KOMPASS ITALIA) (publishing of annuals and sale of telematic products)	Turin (Italy)	EUR	1,610,904.88	100.00		SEAT PAGINE GIALLE
- CIPI S.p.A. (personalized products for companies)	Milan (Italy)	EUR	1,200,000	60.00		SEAT PAGINE GIALLE
- CONSODATA S.A. (management and supply of data banks and market research)	Levallois Perret (France)	EUR	4,748,159.50	90.42		SEAT PAGINE GIALLE
- BCA FINANCES S.A. (analysis, management and marketing of data banks)	Lille (France)	EUR	107,100	100.00		CONSODATA S.A.
- BCA S.A. (analysis, management and marketing of data banks)	Lille (France)	EUR	80,000	17.00 83.00		CONSODATA S.A. BCA FINANCES
- CAL - CONSUMER ACCES Ltd (management and supply of data banks)	Kingston (UK)	GBP	200,000	100.00		CONSODATA S.A.
- CONSODATA UK Ltd (business information)	Kingston (UK)	GBP	2	100.00		CAL - CONSUMER ACCES
- CHINALOOP HOLDINGS (direct marketing)	Cayman Islands	USD	29,961.3	50.06		CONSODATA S.A.
- CHINALOOP (MAURITIUS) Co (direct marketing)	Port Louis (Mauritius)	USD	200	100.00		CHINALOOP HOLDINGS
- SHANGHAI CHINALOOP INFORMATION SERVICES (direct marketing)	Shanghai (China)	USD	1,730,000	100.00		CHINALOOP (MAURITIUS)
- CONSOBELGIUM S.A. (business information)	Brussels (Belgium)	EUR	62,500	100.00		CONSODATA S.A.
- CONSODATA ESPANA S.A. (business information)	Barcelona (Spain)	ESP	310,000,000	100.00		CONSODATA S.A.
- QUANTITATIVE MARKETING TECHNOLOGIES S.L. (direct marketing)	Barcelona (Spain)	EUR	13,113	70.00		CONSODATA ESPANA
- CONSODATA SOLUTIONS S.A. (data management)	Levallois Perret (France)	EUR	270,000	100.00		CONSODATA S.A.
- CONSODATA S.p.A. (services of direct marketing; creation, management and marketing of data bank)	Roma (Italy)	EUR	13,200,000	100.00		CONSODATA S.A.
- CONSODATA MARKETING INTELLIGENCE S.r.l. (ex-DOMINO RESEARCH S.r.l.) (data processing geomarketing sector)	Milan (Italy)	EUR	46,400	96.00		CONSODATA S.p.A.
- DWI S.p.A. (design, software realization)	Verona (Italy)	EUR	500,000	51.00		CONSODATA S.p.A.
- FINANZA E GESTIONE S.r.l. (creation, management and trading of data banks for the banking sector)	Milan (Italy)	EUR	77,450	100.00		CONSODATA S.p.A.
- PUBBLIBABY S.p.A. (design, management and marketing of native sector data bank)	Cusago (Milan, Italy)	EUR	100,000	100.00		CONSODATA S.p.A.
- MEDIA PRISME S.A. (analysis, management and marketing of data banks)	Levallois Perret (France)	EUR	40,000	50.00 50.00		CONSODATA S.A. BCA FINANCES
- MEDIA PRISME ESPAGNE S.A. (direct marketing)	Madrid (Spain)	EUR	30,490	100.00		MEDIA PRISME
- MP LIST S.A. (analysis, management and marketing of data banks)	Brussels (Belgium)	FB	750,000	100.00		MEDIA PRISME
- CONSODATA GROUP Ltd (management and supply of data banks)	London (UK)	GBP	25,146,140	99.996 0.004		SEAT PAGINE GIALLE CAL - CONSUMER ACCES
- NETCREATIONS Inc. (management of the license regarding the software products of Netex Ltd)	New York (USA)	USD	1	100.00		CONSODATA GROUP

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
- PAN-ADRESS DIREKTMARKETING VERWALTUNG GmbH (direct marketing)	Munich (Germany)	EUR	25,000	100.00		CONSODATA GROUP
- PAN-ADRESS DIREKTMARKETING & Co. KG (direct marketing)	Munich (Germany)	DEM	2,040,000	100.00		CONSODATA GROUP
- CONSODATA DEUTSCHLAND GmbH (in liquidation) (direct marketing)	Munich (Germany)	DEM	50,000	100.00		PAN-ADRESS DIREKTMARK. & Co. KG
- CONSODATA MARKETING INTELLIGENCE GmbH (direct marketing)	Munich (Germany)	EUR	25,000	100.00		PAN-ADRESS DIREKTMARK. & Co. KG
- MEDIPLAN GmbH (in liquidation) (direct marketing)	Munich (Germany)	EUR	26,000	100.00		PAN-ADRESS DIREKTMARK. & Co. KG
- DATABANK S.p.A. (marketing)	Milan (Italy)	EUR	937,300	93.465		SEAT PAGINE GIALLE
- DBK S.A. (marketing)	Madrid (Spain)	EUR	99,000	99.99		DATABANK S.p.A.
- EUREDIT S.A. (realization, promotion and marketing of European "Europages" product annual)	Paris (France)	EUR	2,800,000	93.562		SEAT PAGINE GIALLE
- FINANZIARIA WEB S.p.A. (financing)	Turin (Italy)	EUR	9,606,073.50	60.00		SEAT PAGINE GIALLE
- MATRIX S.p.A (Internet services)	Milan (Italy)	EUR	1,100,000	0.70 66.00 33.30		SEAT PAGINE GIALLE FINANZIARIA WEB N.V. VERTICO
- FREE FINANCE S.p.A (Internet loans for the real estate market)	Milan (Italy)	EUR	148,102	100.00		MATRIX
- WEBNEXT S.r.l. (ex-XOOM.it S.p.A.) (in liquidation) (development and management of virtual communities)	Milan (Italy)	EUR	100,000	100.00		MATRIX
- FINSATEL S.r.l. (in liquidation) (holding company)	Turin (Italy)	EUR	10,000	100.00		SEAT PAGINE GIALLE
- GIALLO PROFESSIONAL PUBLISHING S.p.A. (publishing, typographic and graphic marketing, advertising)	Turin (Italy)	EUR	1,000,000	100.00		SEAT PAGINE GIALLE
- GRUPPO EDITORIALE FAENZA EDITRICE S.p.A. (publishing house)	Faenza (Ravenna, Italy)	EUR	260,000	60.00		GIALLO PROFESSIONAL PUBLISHING
- FAENZA EDITRICE IBERICA S.L. (publishing house also on behalf of third parties)	Castellon de La Plana (Spain)	EUR	3,005.50	100.00		GRUPPO EDITORIALE FAENZA EDITRICE
- FAENZA EDITRICE DO BRASIL Ltda (publishing house also on behalf of third parties)	Saõ Paulo (Brazil)	BRL	133,169	91.00 9.00		GRUPPO EDITORIALE FAENZA EDITRICE FAENZA EDITRICE IBERICA
- PROMO ADVERTISING S.r.l. (acquisition of advertising on behalf of magazines, TV and multimedia broadcasting)	Faenza (Ravenna, Italy)	EUR	10,320	100.00		GRUPPO EDITORIALE FAENZA EDITRICE
- GRUPPO EDITORIALE JCE S.p.A. (publishing house)	Cinisello Balsamo (Milan, Italy)	EUR	1,032,800	65.00		GIALLO PROFESSIONAL PUBLISHING
- QUASAR E ASSOCIATI S.r.l. (multimedia publishers)	Milan (Italy)	EUR	20,408	51.00		GIALLO PROFESSIONAL PUBLISHING
- EDITORIALE QUASAR S.r.l. (publishing house and advertising agency)	Milan (Italy)	EUR	10,000	100.00		QUASAR E ASSOCIATI
- TTG ITALIA S.p.A. (publishing house for the tourist market)	Turin (Italy)	EUR	100,000	98.00		GIALLO PROFESSIONAL PUBLISHING
- GIALLO VOICE S.p.A. (teleselling, telemarketing, call centers and marketing)	Turin (Italy)	EUR	1,000,000	100.00		SEAT PAGINE GIALLE
- DMR S.r.l. (call center services)	Turin (Italy)	EUR	10,500	100.00		GIALLO VOICE
- OPS S.r.l. (call center services)	Milan (Italy)	EUR	10,200	66.00		GIALLO VOICE
- TELEPROFESSIONAL S.r.l. (call center services)	Monza (Milan, Italy)	EUR	52,000	66.00		GIALLO VOICE
- GRUPPO BUFFETTI S.p.A. (supply of products regarding the paper industry, printing and publishing)	Rome (Italy)	EUR	11,817,000	100.00		SEAT PAGINE GIALLE
- OFFICE AUTOMATION PRODUCTS S.p.A. (wholesale magnetic support sales)	Lecco (Italy)	EUR	774,000	84.00		GRUPPO BUFFETTI
- IS PRODUCTS S.p.A. (marketing of office automation)	Lecco (Italy)	EUR	9,360,000	27.78 72.22		GRUPPO BUFFETTI OFFICE AUTOMATION PRODUCTS
- INCAS PRODUCTIONS S.r.l. (wholesale production and marketing of office consumable products)	Venaria Reale (Turin, Italy)	EUR	510,000	100.00		OFFICE AUTOMATION PRODUCTS
- PBS PROFESSIONAL BUSINESS SOFTWARE S.p.A. (production and marketing of business software)	Rome (Italy)	EUR	127,500	100.00		GRUPPO BUFFETTI
- SK DIRECT S.r.l. (graphic arts)	Rome (Italy)	EUR	5,522,920	58.37 41.63		GRUPPO BUFFETTI OFFICE AUTOMATION PRODUCTS

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
· HOLDING MEDIA E COMUNICAZIONE H.M.C. S.p.A. (production, marketing on TV and press)	Rome (Italy)	EUR	5,064,000	100.00		SEAT PAGINE GIALLE
· GLOBO EUROPA B.V. (in liquidation) (services and operations in the field of radio and TV broadcasting)	Amsterdam (Holland)	EUR	181,512.09	100.00		HOLDING MEDIA E COMUNICAZIONE H.M.C.
· HOLDING MEDIA E COMUNICAZIONE PUBBLICITA' S.r.l. (in liquidation) (purchase and sale of advertising spaces and management of advertising in the field of radio and TV broadcasting)	Rome (Italy)	EUR	516,500	100.00		HOLDING MEDIA E COMUNICAZIONE H.M.C.
· TV INTERNAZIONALE S.p.A. (purchase, management and maintenance of technical transmission systems for audio and video broadcasting)	Rome (Italy)	EUR	6,200,000	100.00		HOLDING MEDIA E COMUNICAZIONE H.M.C.
· BEIGUA S.r.l. (purchase, management and maintenance of installation for the repair and distribution of radio and TV broadcasting)	Rome (Italy)	EUR	51,480	51.00		TV INTERNAZIONALE
· GIAROLO S.r.l. (purchase, management and maintenance of installation for the repair and distribution of radio and TV broadcasting)	Rome (Italy)	EUR	50,490	75.50		TV INTERNAZIONALE
· MTV ITALIA S.r.l. (services in the field of radio and TV broadcasting, production and sale of radio, TV and cinema programs)	Rome (Italy)	EUR	12,151,928	51.00		TV INTERNAZIONALE
· MTV PUBBLICITA' S.r.l. (advertising agency)	Milan (Italy)	EUR	10,400	100.00		MTV ITALIA
· TDL INFOMEDIA Ltd (holding company)	Hampshire (UK)	GBP	139,524.78	99.73		SEAT PAGINE GIALLE
· MYBLUECAT.COM Ltd (in liquidation) (supply of services)	Hampshire (UK)	GBP	2	100.00		TDL INFOMEDIA
· TDL INFOMEDIA FINANCE Ltd (holding company)	Hampshire (UK)	GBP	9,734.09	100.00		TDL INFOMEDIA
· TDL INFOMEDIA HOLDINGS Plc (holding company)	Hampshire (UK)	GBP	397,126.43	100.00		TDL INFOMEDIA FINANCE
· TDL INFOMEDIA GROUP Plc (holding company)	Hampshire (UK)	GBP	624,576.64	100.00		TDL INFOMEDIA HOLDINGS
· TDL GROUP Ltd (holding company)	Hampshire (UK)	GBP	89,864.25	100.00		TDL INFOMEDIA GROUP
· THOMSON DIRECTORIES Ltd (publishing and marketing directories)	Hampshire (UK)	GBP	1,340,000	100.00		TDL GROUP
· THOMSON DIRECTORIES PENSION COMPANY Ltd (management of Thomson Directories Pension fund)	Hampshire (UK)	GBP	2	100.00		THOMSON DIRECTORIES
· TDL INVESTMENTS B.V. (in liquidation) (supply of services)	Rotterdam (Holland)	EUR	20,000	100.00		TDL INFOMEDIA
· TELEGATE HOLDING GmbH (holding company)	Martinsried (Germany)	EUR	26,076	100.00		SEAT PAGINE GIALLE
· TELEGATE A.G. (call center services)	Martinsried (Germany)	EUR	20,944,355	16.46 61.98		SEAT PAGINE GIALLE TELEGATE HOLDING
· 118866 Ltd (ex-TELEGATE Ltd) (call center services)	London (UK)	GBP	1	100.00		TELEGATE A.G.
· ARSMOVENDI.COM A.G. (in liquidation) (Internet services)	Munich (Germany)	EUR	150,000	100.00		TELEGATE A.G.
· TRAVELGATE BUSINESS GmbH (in liquidation) (business tour operator)	Munich (Germany)	EUR	25,000	100.00		ARSMOVENDI .COM
· DATAGATE GmbH (call center)	Martinsried (Germany)	EUR	25,000	100.00		TELEGATE A.G.
· KIMTRAVEL CONSULTING A.G. (in liquidation) (Internet services)	Munich (Germany)	EUR	69,493	100.00		TELEGATE A.G.
· TELEGATE AKADEMIE GmbH (training center for employees of call centers)	Rostock (Germany)	EUR	25,000	100.00		TELEGATE A.G.
· TELEGATE ANKLAM GmbH (Internet services)	Anklam (Germany)	EUR	51,129	100.00		TELEGATE A.G.
· 11880.com GmbH (call center services)	Martinsried (Germany)	EUR	25,000	100.00		TELEGATE ANKLAM
· MOBILSAFE A.G. (in liquidation) (Internet services)	Meerbusch (Germany)	EUR	150,000	100.00		TELEGATE ANKLAM
· TELEGATE ESPANA S.A. (call center services)	Madrid (Spain)	EUR	3,061,000	100.00		TELEGATE A.G.
· TELEGATE GmbH (call center services)	Vienna (Austria)	EUR	35,000	100.00		TELEGATE A.G.
· TELEGATE Inc. (call center services)	Texas (USA)	USD	10,000,010	100.00		TELEGATE A.G.

JJ 00514

Name (type of business)	Head office	Share capital		% ownership	% of voting rights	Held by
- TELEGATE ITALIA S.r.l. (call center services)	Milan (Italy)	EUR	129,000	100.00		TELEGATE A.G.
- TGT HOLDING B.V. (in liquidation) (holding company)	Schiphol (Holland)	EUR	18,200	100.00		TELEGATE A.G.

Information Technology Market

Name (type of business)	Head office	Share capital		% ownership	% of voting rights	Held by
FINSIEL - Consulenza e Applicazioni Informatiche S.p.A. (conception and implementation of projects in information technology applications)	Rome (Italy)	EUR	59,982,384.60	77.92 0.63		TELECOM ITALIA FINSIEL
- AGRISIAN - Consulenza e Servizi per l'Agricoltura S.C.p.A. (consulting and services in favor of agriculture)	Rome (Italy)	EUR	10,330,000	50.86		FINSIEL
- ASPASIEL S.r.l. (information systems)	Rome (Italy)	EUR	260,000	50.00	51.00	FINSIEL
- BANKSIEL - Società di Informatica e Organizzazione p.A. (design, installation, operation and maintenance of information systems for bank and insurance companies)	Milan (Italy)	EUR	10,400,000	55.50		FINSIEL
- CARISIEL Sistemi Informativi Elettronici per il Settore Creditizio e Finanziario S.p.A. (electronic information systems for banking and financial industry)	Rende (Cosenza, Italy)	EUR	769,585	2.00 98.00		FINSIEL BANKSIEL
- CENTROSIEL S.p.A. (information systems)	Milan (Italy)	EUR	516,600	47.00	51.00	BANKSIEL
- EIS - Elettronica Ingegneria Sistemi S.p.A. (design, installation, operation and maintenance of sophisticated electronic systems)	Rome (Italy)	EUR	5,165,000	100.00		FINSIEL
- FINSIEL ROMANIA S.r.l. (information systems)	Bucharest (Rumania)	ROL	11,841,500,000	90.53		FINSIEL
- INSIEL - Informatica per il Sistema degli Enti Locali S.p.A. (information systems)	Trieste (Italy)	EUR	7,755,000	52.00		FINSIEL
- VENIS - VENEZIA INFORMATICA E SISTEMI S.p.A. (information systems for the municipality of Venice and other public entities)	Venice (Italy)	EUR	1,549,500	20.40 30.60		FINSIEL INSIEL
- INTERSIEL - Società Interregionale Sistemi Informativi Elettronici S.p.A. (design, installation, operation and maintenance of information systems)	Rende (Cosenza, Italy)	EUR	1,033,000	100.00		FINSIEL
- KRENESIEL - Società Sarda di Informatica S.p.A. (information systems)	Sassari (Italy)	EUR	2,582,300	41.00 10.00		FINSIEL INSIEL
- TELE SISTEMI FERROVIARI S.p.A. (information systems)	Rome (Italy)	EUR	77,003,669.54	61.00		FINSIEL
- WEBRED S.p.A. (information systems)	Perugia (Italy)	EUR	1,560,000	51.00		FINSIEL

Information Technology Group

Name (type of business)	Head office	Share capital		% ownership	% of voting rights	Held by
IT TELECOM S.p.A. (information and communication technology)	Rome (Italy)	EUR	96,853,000	100.00		TELECOM ITALIA
- *NETIKOS S.p.A.* (information systems)	Rome (Italy)	EUR	*13,416,000*	*100.00*		*IT TELECOM*
- NETIKOS FINLAND OY (development of wireless solutions)	Helsinki (Finland)	EUR	10,700	100.00		NETIKOS
- SODALIA NORTH AMERICA Inc. (telecommunications software)	Virginia (USA)	USD	700,000	100.00		IT TELECOM
- EUSTEMA S.p.A. (design, research, development and marketing of software, information and online systems)	Rome (Italy)	EUR	312,000	67.33		IT TELECOM
- TECO SOFT ARGENTINA S.A. (design, realization and sale of software)	Buenos Aires (Argentina)	ARS	12,000	100.00 (*)		IT TELECOM
- TELESOFT HELLAS S.A. (telecommunications software)	Athens (Greece)	EUR	489,000	100.00		IT TELECOM
- TELESOFT RUSSIA ZAO (telecommunications software)	Moscow (Russia)	RUB	1,592,000	75.00		IT TELECOM
- WEBEGG S.p.A. (e-business solutions)	Milan (Italy)	EUR	33,107,160	69.80 30.20		IT TELECOM FINSIEL
- TELEAP S.p.A. (software applications, architecture)	Ivrea (Turin, Italy)	EUR	1,560,000	100.00		WEBEGG
- OLIVE S.p.A. (international training)	Turin (Italy)	EUR	10,000	100.00		WEBEGG
- DOMUS ACCADEMY S.p.A. (design research)	Milan (Italy)	EUR	140,000	67.33		WEBEGG

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
- W.P. WINNER PROJECT B. V. (software applications)	Rotterdam (Holland)	EUR	18,152	100.00		WEBEGG
- SOFTWARE FACTORY S.p.A. (software applications)	Milan (Italy)	EUR	1,500,000	100.00		W.P. WINNER PROJECT
TELECOM ITALIA LAB S.p.A. (studies, research and venture capital in telecommunications and electronics)	Turin (Italy)	EUR	27,455,000	100.00		TELECOM ITALIA
- LOQUENDO - SOCIETA' PER AZIONI (research, development and marketing of technologies and equipment regarding voice recognition and interaction)	Turin (Italy)	EUR	3,573,741	99.99		TELECOM ITALIA LAB S.p.A.
- TELECOM ITALIA LAB GENERAL PARTNER S.A. (holding company)	Luxembourg	USD	30,000	99.97 0.03		TELECOM ITALIA LAB S.p.A. TELECOM ITALIA FINANCE
- TELECOM ITALIA LAB S.A. (holding company)	Luxembourg	USD	25,894,360	99.99 0.01		TELECOM ITALIA LAB S.p.A. TELECOM ITALIA FINANCE
- TELECOM ITALIA LAB B.V. (holding company)	Amsterdam (Holland)	EUR	18,655	100.00		TELECOM ITALIA LAB S.A.
- TELSY Elettronica e Telecomunicazioni S.p.A. (manufacturing and sale of systems for encrypted telecommunications)	Turin (Italy)	EUR	390,000	100.00		TELECOM ITALIA LAB S.p.A.
Other operations						
EMSA Servizi S.p.A. (ex-CONSULTEL S.p.A.) (real estate management)	Rome (Italy)	EUR	5,000,000	100.00		TELECOM ITALIA
EPICLINK S.p.A. (telecommunication services)	Segrate (Milan, Italy)	EUR	12,500,000	86.00		TELECOM ITALIA
IN.TEL.AUDIT S.c.a r.l. (internal auditing for the Telecom Italia Group)	Milan (Italy)	EUR	2,750,000	54.55 18.18 18.18		TELECOM ITALIA SEAT PAGINE GIALLE TELECOM ITALIA MOBILE
NETESI S.p.A. (telecommunication and multimedia services)	Milan (Italy)	EUR	14,744,573	100.00		TELECOM ITALIA
SAIAT- Società Attività Intermedie Ausiliarie Telecomunicazioni p.A. (financing)	Turin (Italy)	EUR	35,745,120	100.00		TELECOM ITALIA
TELECOM ITALIA LEARNING SERVICES S.p.A. (ex-SSGRR) (professional training)	L'Aquila (Italy)	EUR	1,560,000	100.00		TELECOM ITALIA
- TELECOM ITALIA LEARNING SERVICES DO BRASIL Ltda (ex-CONSIEL DO BRASIL) (consulting and information systems)	Saõ Paulo (Brazil)	BRL	174,040	100.00 (*)		TELECOM ITALIA LEARNING SERVICES
TECNO SERVIZI MOBILI S.r.l. (real estate management)	Rome (Italy)	EUR	26,000	51.00		TELECOM ITALIA
TELECOM ITALIA INTERNATIONAL N.V. (ex-STET INTERNATIONAL NETHERLANDS N.V.) (holding company)	Amsterdam (Holland)	EUR	2,399,483,300	100.00		TELECOM ITALIA
- BBNED N.V. (telecommunications services)	Amsterdam (Holland)	EUR	82,425,000	97.56		TELECOM ITALIA INTERNATIONAL
- BBEYOND B.V. (telecommunications services)	Amsterdam (Holland)	EUR	18,000	100.00		BBNED
- ICH - International Communication Holding N.V. (holding company)	Amsterdam (Holland)	EUR	50,000	100.00		TELECOM ITALIA INTERNATIONAL
- ETI - Euro Telecom International N.V. (holding company)	Amsterdam (Holland)	EUR	50,050	100.00		ICH
TELECOM ITALIA FINANCE S.A. (ex-TI WEB) (holding company)	Luxembourg	EUR	869,162,615	100.00 (*)		TELECOM ITALIA
- ISM S.r.l. (holding company)	Turin (Italy)	EUR	10,000	100.00		TELECOM ITALIA FINANCE
- N.V. VERTICO (holding company)	Brussels (Belgium)	EUR	3,533,781	99.99 0.01		ISM TELECOM ITALIA FINANCE
- TELSI Ltd (holding company)	London (UK)	EUR	603,565,000	100.00 (*)		TELECOM ITALIA FINANCE
TELE PAY ROLL SERVICES S.p.A. (information systems for payroll services)	Rome (Italy)	EUR	2,840,000	100.00		TELECOM ITALIA

(*) The percentage of ownership includes Ordinary Shares/Quotas held by members of the Board of Directors/Managers, as requested by local laws in order to take the post of Director /Manager, or held by Fiduciaries.

JJ 00516

LIST OF COMPANIES CONSOLIDATED BY THE EQUITY METHOD

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
SUBSIDIARIES						
EDOTEL S.p.A. (holding company)	Turin (Italy)	EUR	15,080,541.90	60.00 40.00		TELECOM ITALIA TELECOM ITALIA MOBILE
EURO DATACOM Ltd (telecommunications services)	Huddersfield (UK)	GBP	306,666	100.00		TMI TELEMEDIA INTERN. Ltd
GOALLARS B.V. (management of an Internet site)	Amsterdam (Holland)	EUR	100,000	55.00		MATRIX
TELECOM ITALIA CAPITAL S.A. (financing)	Luxembourg	EUR	2,336,000	99.999 0.001		TELECOM ITALIA TELECOM ITALIA FINANCE
TELECOM MEDIA INTERNATIONAL ITALY-CANADA Inc. (telecommunications services)	Montreal (Canada)	CAD	952,100	100.00		TMI TELEMEDIA INTERN. Ltd
TELEFONIA MOBILE SAMMARINESE S.p.A. (mobile telecommunications)	Republic of San Marino	EUR	78,000	51.00		INTELCOM S.MARINO
THINX-SM TELEHOUSE INTERNET EXCHANGE S.A. (housing and hosting)	Republic of San Marino	EUR	870,000	100.00		INTELCOM S.MARINO
TMI TELEMEDIA INTERNATIONAL DO BRASIL Ltda (telecommunications services)	Saõ Paulo (Brazil)	BRL	2,443,217	100.00 (*)		TMI TELEMEDIA INTERN. Ltd
ZDNET ITALIA S.p.A. (creation and management of Internet sites)	Milan (Italy)	EUR	400,000	51.00		MATRIX
AFFILIATED COMPANIES						
ASCAI SERVIZI S.r.l. (promotion of communications strategies and process)	Rome (Italy)	EUR	73,336.84	35.21		SAIAT
BROAD BAND SERVICE S.A. (production and sales of multimedia services)	Republic of San Marino	EUR	258,000	20.00 20.00		INTELCOM S.MARINO STREAM
BUENAVENTURA S.A. (telecommunications services)	Santiago (Chile)	CLP	1,841,258,210	50.00		ENTEL TELEFONIA PERSONAL
CABLE INSIGNIA S.A. (telecommunications services)	Asuncion (Paraguay)	PYG	1,000,000,000	75.00		TELECOM PERSONAL
CARTESIA-CARTOGRAFIA DIGITALE S.p.A. (design, realization, marketing of numeric cartography)	Rome (Italy)	EUR	1,032,800	50.00		TELECOM ITALIA
CYGENT Inc. (development and sale of software)	California (USA)	USD	52,273,000	25.21		TELECOM ITALIA LAB B.V.
DATASIEL - Sistemi e Tecnologie di Informatica S.p.A. (data processing products and services for public administration agencies, institutions and enterprises under Ligurian Regional Law n. 17/85)	Genoa (Italy)	EUR	2,582,500	49.00		FINSIEL
DISCOVERITALIA S.p.A. (communication services)	Novara (Italy)	EUR	5,160,000	25.00		SEAT PAGINE GIALLE
EISYS S.p.A. (information systems)	Rome (Italy)	EUR	619,200	25.00		EIS
ESRI ITALIA S.p.A. (development and distribution of services based on the GIS - "Geographical Information Systems" technology)	Rome (Italy)	EUR	500,000	49.00		SEAT PAGINE GIALLE
ETEC S.A. - Empresa de Telecomunicaciones de Cuba S.A. (telecommunications services)	La Habana (Cuba)	USD	1,441,900,000	29.29		TELECOM ITALIA INTERNATIONAL
EURODIRECTORY S.A. (holding company of the publishers of the Kompass directories)	Luxembourg	EUR	1,625,320	50.00		SEAT PAGINE GIALLE
GARAGE S.r.l. (multimedia and cinema broadcasting)	Milan (Italy)	EUR	49,400	35.00		WEBEGG
GLB SERVICOS INTERATIVOS S.A. (Internet services)	Rio de Janeiro (Brazil)	BRL	182,732,615	28.57		TELECOM ITALIA FINANCE
GO TO WEB S.p.A. (web-based software solutions)	Ivrea (Turin, Italy)	EUR	3,719,764	20.00		WEBEGG
GOLDEN LINES INTERNATIONAL COMMUNICATIONS SERVICES Ltd (long distance telephony services)	Ramat Gan (Israel)	ILS	3,000,000	26.40		TELECOM ITALIA INTERNATIONAL
ICOM Inc. (development of data bank and Internet market place)	Toronto (Canada)	CAD	203.09	40.00		NETCREATIONS

JJ 00517

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
IM.SER S.p.A. (real estate management)	Rome (Italy)	EUR	1,315,800	40.00		TELECOM ITALIA
IS TIM TELEKOMUNIKASYON HIZMETLERI A.S. (mobile telephony operator)	Istanbul (Turkey)	TRL	545,000,000,000,000	49.00		TIM INTERNATIONAL
ISCE Investor in Sapient & Cuneo Europe S.A. (consulting)	Luxembourg	EUR	4,334,400	25.00		SEAT PAGINE GIALLE
ITALCOM S.p.A. (multimedia systems and devices)	Milan (Italy)	EUR	103,200	100.00		ITALTEL S.p.A.
ITALDATA S.p.A. (solutions and services for the web economy)	Avellino (Italy)	EUR	3,096,000	100.00		SIEMENS INFORMATICA
ITALTEL A.O. (telecommunications systems)	Saint Petersburg (Russia)	RUB	20,000	100.00		ITALTEL B.V.
ITALTEL ARGENTINA S.A. (telecommunications systems)	Buenos Aires (Argentina)	ARS	600,000	96.00 4.00		ITALTEL B.V. ITALTEL S.p.A.
ITALTEL B.V. (trading and financial company)	Amsterdam (Holland)	EUR	6,000,000	100.00		ITALTEL S.p.A.
ITALTEL BRASIL Ltda (trading company)	Saõ Paulo (Brazil)	BRL	2,018,302	51.44 48.56		ITALTEL S.p.A. ITALTEL B.V.
ITALTEL CERM PALERMO S.c.p.a. (research)	Palermo (Italy)	EUR	2,125,000	90.00 10.00		ITALTEL S.p.A. TELECOM ITALIA LAB S.p.A.
ITALTEL DE CHILE S.A. (telecommunications systems)	Santiago (Chile)	CLP	46,789,237	90.00 10.00		ITALTEL B.V. ITALTEL S.p.A.
ITALTEL DEUTSCHLAND GmbH (trading company)	Dusseldorf (Germany)	EUR	40,000	60.00 40.00		ITALTEL HOLDING ITALTEL B.V.
ITALTEL FRANCE S.a.s. (trading company)	Issy (France)	EUR	40,000	100.00		ITALTEL HOLDING
ITALTEL HOLDING S.p.A. (holding company)	Milan (Italy)	EUR	115,371,464	19.39		TELECOM ITALIA FINANCE
ITALTEL Inc. (trading company)	Delaware (USA)	USD	1,000	60.00 40.00		ITALTEL HOLDING ITALTEL B.V.
ITALTEL KENYA Ltd (telecommunications systems)	Nairobi (Kenya)	KES	500,000	99.98 0.02		ITALTEL B.V. ITALTEL S.p.A.
ITALTEL NIGERIA Ltd (telecommunications systems)	Lagos (Nigeria)	NGN	2,000,000	99.99 0.01		ITALTEL B.V. ITALTEL S.p.A.
ITALTEL S.A. (telecommunications systems)	Madrid (Spain)	EUR	4,056,750	100.00		ITALTEL B.V.
ITALTEL S.p.A. (telecommunications systems)	Milan (Italy)	EUR	196,830,400	100.00		ITALTEL HOLDING
ITALTEL UK Ltd (trading company)	Staines (UK)	GBP	26,000	60.00 40.00		ITALTEL HOLDING ITALTEL B.V.
L'UFFICIO MODERNO S.r.l. (sale of books and office supplies)	Florence (Italy)	EUR	10,400	15.00 15.00		GRUPPO BUFFETTI IL CENTRO CONTABILE
MARCAM ITALY S.r.l. (services for automatic data management)	Milan (Italy)	EUR	92,962	99.00		PRAXIS CALCOLO
MESNIL HOLDING S.A. (holding company)	Luxembourg	EUR	78,000	99.99		ISCE
MIA ECONOMIA.com S.r.l. (publishing in the field of personal finance)	Milan (Italy)	EUR	1,500,000	30.00		MATRIX
MICRO SISTEMAS S.A. (telecommunications services)	Buenos Aires (Argentina)	ARS	210,000	99.99 0.01		TELECOM ARGENTINA STET-FRANCE TELECOM PUBLICOM
MIRROR INTERNATIONAL HOLDING S.a.r.l. (holding company)	Luxembourg	EUR	250,000	30.00		TELECOM ITALIA
MIRROR INTERNATIONAL GmbH (holding company)	Frankfurt (Germany)	EUR	25,000	100.00		MIRROR INTERN. HOLDING
MOVENDA S.p.A. (technological platforms for the development of mobile Internet services)	Rome (Italy)	EUR	133,333	25.00		TELECOM ITALIA LAB B.V.
NETCO REDES S.A. (provider of telecommunications infrastructures)	Madrid (Spain)	EUR	6,038,248	30.00		TELECOM ITALIA INTERNATIONAL
NORDCOM S.p.A. (application service provider)	Milan (Italy)	EUR	5,000,000	42.00		TELECOM ITALIA
NORTEL INVERSORA S.A. (holding company)	Buenos Aires (Argentina)	ARS	78,633,050	22.03 11.86	32.50 17.50	TELECOM ITALIA TELECOM ITALIA INTERNATIONAL
NUCLEO S.A. (telecommunications services)	Asuncion (Paraguay)	PYG	175,200,000,000	67.50		TELECOM PERSONAL
PRAXIS CALCOLO S.p.A. (technical and organizational services for automatic data management)	Milan (Italy)	EUR	1,056,000	22.50		FINSIEL
PUBLICOM S.A. (telecommunications services)	Buenos Aires (Argentina)	ARS	16,000,000	99.99 0.01		TELECOM ARGENTINA STET-FRANCE TELECOM NORTEL INVERSORA
SIEMENS INFORMATICA S.p.A.	Milan	EUR	6,192,000	49.00		TELECOM ITALIA

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
(sale of innovating solutions in the field of electronic and mobile business)	(Italy)					
SIOSISTEMI S.p.A. (systems networking with special emphasis on the design of LAN and WAN systems and related hardware support systems)	Brescia (Italy)	EUR	260,000	40.00		TELECOM ITALIA LAB S.p.A.
SISPI S.p.A. (information systems for the municipality of Palermo and other private and public entities)	Palermo (Italy)	EUR	2,066,000	49.00		FINSIEL
SITEBA SISTEMI TELEMATICI BANCARI S.p.A. (support services for payments systems)	Milan (Italy)	EUR	2,600,000	30.00		TELECOM ITALIA
SITECNIKA S.p.A. (IT multivendor services)	Milan (Italy)	EUR	143,000	100.00		SIEMENS INFORMATICA
SITEKNE S.p.A. (furnishing of resources in the field of ITC-Information Technology Communication solutions)	Rome (Italy)	EUR	103,200	100.00		SIEMENS INFORMATICA
SOGEI SERVIZI INNOVATIVI E TECNOLOGICI S.p.A. (development of business enterprises in the field of ITC and technological information)	Rome (Italy)	EUR	100,000	49.00		FINSIEL
STREAM S.p.A. (multimedia services)	Rome (Italy)	EUR	302,399,080	50.00		TELECOM ITALIA
TELECOM ARGENTINA STET-FRANCE TELECOM S.A. (telecommunications services)	Buenos Aires (Argentina)	ARS	984,380,978	54.74		NORTEL INVERSORA
TELECOM ARGENTINA USA Inc. (telecommunications services)	Delaware (USA)	USD	249,873	100.00		TELECOM ARGENTINA STET-FRANCE TELECOM
TELECOM PERSONAL S.A. (telecommunications services)	Buenos Aires (Argentina)	ARS	310,514,481	99.99 0.01		TELECOM ARGENTINA STET-FRANCE TELECOM PUBLICOM
TELEGONO S.r.l. (real estate management)	Rome (Italy)	EUR	1,000,000	40.00		TELECOM ITALIA
TELEKOM AUSTRIA A.G. (wireline telephony)	Vienna (Austria)	EUR	1,090,500,000	14.78		TELECOM ITALIA INTERNATIONAL
TELEKOM SRBIJA a.d. (telecommunications services)	Belgrade (Serbia)	YUM	10,800,000,000	29.00		TELECOM ITALIA INTERNATIONAL
TELELEASING - Leasing di Telecomunicazioni e Generale S.p.A. (financial leasing of real estate and other assets)	Milan (Italy)	EUR	9,500,000	20.00		SAIAT
TIGLIO I S.r.l. (real estate management)	Milan (Italy)	EUR	5,255,704	36.85 2.10		TELECOM ITALIA SEAT PAGINE GIALLE
TIGLIO II S.r.l. (real estate management)	Milan (Italy)	EUR	14,185,288	49.47		TELECOM ITALIA
USABLENET Inc. (development of software for the analysis of web site usability)	Delaware (USA)	USD	1	20.00		TELECOM ITALIA LAB B.V.
VIRTUALSELF Ltd. (development and sale of internet services based on a technology for the linguistic analysis for the research of contents)	Ramat Gan (Israel)	ILS	4,749	38.70		TELECOM ITALIA LAB B.V.

(*) The percentage of ownership includes Ordinary Shares/Quotas held by members of the Board of Directors/Managers, as requested by local laws in order to take the post of Director /Manager, or held by Fiduciaries.

LIST OF OTHER SUBSIDIARIES AND AFFILIATED COMPANIES

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
SUBSIDIARIES						
ARTES S.r.l. (in liquidation) (telecommunications services)	Rome (Italy)	EUR	10,000	100.00		HOLDING MEDIA E COMUNICAZIONE HMC
BUFFETTI S.r.l. (in liquidation) (sale of books and office supplies)	Rome (Italy)	EUR	10,000	100.00		GRUPPO BUFFETTI
CABESTAN S.A. (in liquidation) (software design)	Suresnes (France)	FRF	250,000	100.00		CONSODATA S.A.
CONSODATA INTERACTIVE S.A. (in liquidation) (business information services)	Levallois Perret (France)	EUR	40,000	100.00		CONSODATA S.A.
CONSODATA ITALIA S.r.l. (in liquidation) (business information)	Milan (Italy)	EUR	10,200	100.00		CONSODATA S.A.
CONSODATA SYSTEME S.A. (in liquidation) (business information services)	Levallois Perret (France)	EUR	40,000	100.00		CONSODATA S.A.
DATABANK WETTBEWERBS - MARKT- UND FINANZANALYSE GmbH (in liquidation) (marketing)	Darmstadt (Germany)	EUR	153,387.56	60.00		DATABANK S.p.A.
EMAX-TRADE S.r.l. (in liquidation) (management of Internet sites)	Milan (Italy)	EUR	100,000	100.00		MATRIX
GIALLO MARKET S.r.l. (in liquidation) (owner of Virgilio.it)	Milan (Italy)	EUR	10,000	90.00 10.00		MATRIX SEAT PAGINE GIALLE
GIALLO VIAGGI.it S.p.A. (in liquidation) (research, development, production of information and telematic products for tourism)	Milan (Italy)	EUR	10,000	100.00		SEAT PAGINE GIALLE
EVEREST S.r.l. (telematic services)	Trieste (Italy)	EUR	10,400	100.00		WAVENET
FINSIEL HELLAS S.A. (in liquidation) (computer products for public and private customers)	Koropi (Greece)	GRD	230,000,000	91.00		FINSIEL
IL CENTRO CONTABILE S.p.A. (in liquidation) (sale of books and office ware)	Rome (Italy)	EUR	2,233,507.26	89.70		GRUPPO BUFFETTI
INCAS FRANCE S.A. (in liquidation) (sale of products for office automation)	Asnieres (France)	FRF	19,168,900	100.00		IS PRODUCTS
IREOS S.p.A. (in liquidation) (promotion and management of remote at-home assistance)	Rome (Italy)	EUR	100,000	100.00		TELECOM ITALIA
IRIDIUM ITALIA S.p.A. (in liquidation) (satellite telecommunications services)	Rome (Italy)	EUR	2,575,000	30.00 35.00		TELECOM ITALIA TELECOM ITALIA MOBILE
KMATRIX S.r.l. (creation and management of an Internet site)	Milan (Italy)	EUR	100,000	100.00		MATRIX
LINK S.r.l. (in liquidation) (supply of computer services)	Milan (Italy)	EUR	10,400	100.00		MATRIX
LOQUENDO Inc. (in liquidation) (development of software for web voice interaction)	California (USA)	USD	14,021,000	100.00		LOQUENDO S.p.A.
NETESI S.A.S. (in liquidation) (telecommunication services)	Paris (France)	EUR	40,000	100.00 (*)		NETESI
NEW WORLD TELECOM S.A. (telecommunication services)	Santiago (Chile)	CLP	14,000,000	100.00 (*)		LATIN AMERICAN NAUTILUS CHILE
OR.MA INFORMATICA S.r. (wholesale of computer products)	Rome (Italy)	EUR	10,200	100.00		GRUPPO BUFFETTI
RFM DATA Ltd (in liquidation) (list brokering)	Kingston (UK)	GBP	2	100.00		CAL - CONSUMER ACCESS
SCS COMUNICAZIONE INTEGRATA S.p.A. (in liquidation) (marketing and communication consulting)	Rome (Italy)	EUR	600,000	100.00		SEAT PAGINE GIALLE
SERVICE IN S.r.l. (in liquidation) (furnishing of services)	Milan (Italy)	EUR	10,691	95.00		CIPI
TELECOM ITALIA GmbH (in liquidation) (holding company)	Vienna (Austria)	EUR	36,336.42	100.00		TELECOM ITALIA
TELECOM ITALIA IRELAND Ltd (telecommunications services)	Dublin (Ireland)	EUR	2	100.00		TELECOM ITALIA
TELECOMMUNICATIONS ADVISER LLC (management of Saturn Venture Partners fund)	Delaware (USA)	USD	560,280	100.00		TELECOM ITALIA LAB G.P.
TELENERGIA S.r.l. (import, export, purchase, sale and exchange of electrical energy)	Rome (Italy)	EUR	50,000	80.00 20.00		TELECOM ITALIA TELECOM ITALIA MOBILE

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
TIM.COM Holding B.V. (holding company)	Amsterdam (Holland)	EUR	18,000	100.00		TIM INTERNATIONAL
TIMNET.COM PERU' S.A.C. (services for mobile networks)	Lima (Perù)	PEN	1,000	100.00		TIM PERU'
TIN WEB S.p.A. (in liquidation) (consulting for the creation of Internet sites)	Milan (Italy)	EUR	10,000	100.00		SEAT PAGINE GIALLE
TMI HUNGARY TRADING AND SERVICES Ltd (in liquidation) (telecommunications services)	Budapest (Hungary)	HUF	3,000,000	100.00		TMI TELEMEDIA INTERN. Ltc
TRAINET S.p.A. (in liquidation) (development, operation and sales of lines teaching systems)	Rome (Italy)	EUR	674,445.70	100.00		TELECOM ITALIA
WAVENET S.r.l. (telematic services)	Monfalcone (Gorizia, Italy)	EUR	51,600	84.37		NETESI

AFFILIATED COMPANIES

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
CITEL - Corporacion Interamericana de Telecomunicaciones S.A. (holding company)	Monterrey (Mexico)	MXN	2,073,729,933	25.00		TELECOM ITALIA INTERNATIONAL
CLIPPER S.p.A. (in liquidation) (marketing and communication consulting)	Rome (Italy)	EUR	100,000	50.00		SCS COMUNICAZIONE INTEGR. (in liq.)
CROMA S.r.l. (in liquidation) (hardware maintenance)	P. San Giovanni (Perugia, Italy)	EUR	41,317	50.00		WEBRED
DATATRADER S.A. (in liquidation) (creation and sale of data base)	Rueil Malmaison (France)	EUR	266,980	50.00		CONSODATA S.A.
E-UTILE S.p.A. (ICT solutions and services for companies in the field of public utilities)	Milan (Italy)	EUR	482,000	51.00		SIEMENS INFORMATICA
INDIRECT S.P.R.L. (in liquidation) (sale of services)	Brussels (Belgium)	BEF	6,000,000	19.17 7.83		TDL INVESTMENTS TDL INFOMEDIA Ltd
MEDITERRANEAN BROAD BAND ACCESS S.A. (telecommunications services)	Heraklion Crete (Greece)	EUR	17,580,000	40.00		TELECOM ITALIA INTERNATIONAL
NETEX S.r.l. (in liquidation) (activities relating to the contract regarding the license of the software of Netex Ltd)	Milan (Italy)	EUR	10,000	50.00		MATRIX
TDL BELGIUM S.A. (publishing and sale of directories)	Brussels (Belgium)	FB	750,087,200	49.60		TDL INVESTMENTS
UBA - NET S.A. (teledidactic services)	Buenos Aires (Argentina)	ARS	12,000	50.00		TRAINET (in liquidation)
VOICEMAIL INTERNATIONAL Inc. (in liquidation) (voice message services)	California (USA)	USD	48,580	37.07		TELECOM ITALIA

CONSORTIUM SUBSIDIARIES

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
CONSORZIO ABECA (in liquidation) (information systems for the Ministry of Cultural Works and the Environment)	Rome (Italy)	EUR	103,291.38	33.33 33.33		FINSIEL INTERSIEL
CONSORZIO CONNET FORMAZIONE (professional training for the Ministry of Labor and Social Security)	Bari (Italy)	EUR	51,645.69	60.00		TELECOM ITALIA LEARNING SERVICES
CONSORZIO ENERGIA GRUPPO TELECOM ITALIA (cooordination of power for fixed and mobile network of the associated companies)	Rome (Italy)	EUR	10,000	50.00 50.00		TELECOM ITALIA TELECOM ITALIA MOBILE
CONSORZIO GEODOC (in liquidation) (realization of an information system for the geological documentation of the national territory)	Rome (Italy)	EUR	103,291.38	90.00		FINSIEL
CONSORZIO IRIS BENI CULTURALI (filing and recovery of documents and system assistance for the Ministry of Cultural Works and the Environment)	Rome (Italy)	EUR	171,600	90.91 9.09		FINSIEL IT TELECOM
CONSORZIO ISIB (in liquidation) (harmonization of the infrastructure system of the Central Institute which manages the unique catalogue of the Italian libraries)	Rome (Italy)	EUR	51,645.69	70.00 30.00		FINSIEL INTERSIEL
CONSORZIO NAUTILUS (professional training)	Rome (Italy)	EUR	30,000	31.00 20.00		TELECOM ITALIA LEARNING SERVICES MEDITERRANEAN NAUTILUS Ltd
CONSORZIO SEGISIEL in liquidation) (realization of operating systems in the field of justice for the Telcal consortium)	Rende (Cosenza, Italy)	EUR	103,291.38	85.00 15.00		INTERSIEL FINSIEL
CONSORZIO SER (in liquidation) (realization of the information plan Calabria for the Telcal consortium)	Catanzaro (Italy)	EUR	103,291.38	46.00 5.00		INTERSIEL INSIEL
CONSORZIO SESIT (realization of the integrated information system for the Ministry of Transport and Navigation)	Rome (Italy)	EUR	51,645.69	70.00		FINSIEL
CONSORZIO SOFTIN (in liquidation)	Naples	EUR	877,976.73	100.00		FINSIEL

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
(research and development in the field of industrial software and consulting)	(Italy)					
CONSORZIO TURISTEL (information systems for tourism)	Rome (Italy)	EUR	77,460	33.33 33.33		IT TELECOM FINSIEL
CONSORTIUM AFFILIATES						
CONSORZIO ACCAM (automation of the communication centers of the agencies and operating units of the Air Force)	Rome (Italy)	EUR	6,120	33.33		EIS
CONSORZIO C.O.M.P.A. (in liquidation) (study and monitoring of the problems of the Padano-Adriatico basin and professional training)	Bologna (Italy)	EUR	180,759.91	20.00		FINSIEL
CONSORZIO CEW (electronic publishing)	Perugia (Italy)	EUR	15,400	40.00		WEBRED
CONSORZIO CSIA (information systems for the State agency for the agricultural market)	Rome (Italy)	EUR	206,582.76	44.00		FINSIEL
CONSORZIO DREAM FACTORY. (promotion and development of new economy in the weak areas of the Nation)	Rome (Italy)	EUR	20,000	20.00		TELECOM ITALIA LAB S.p.A.
CONSORZIO ITALTEL TELESIS (in liquidation) (integrated telematic systems)	Milan (Italy)	EUR	516,456	100.00		ITALTEL S.p.A.
CONSORZIO LABORATORIO DELLA CONOSCENZA (realization of a research project for innovative remote professional training and platforms in Naples)	Naples (Italy)	EUR	51,646	25.00 25.00		TELECOM ITALIA LAB S.p.A. TELECOM ITALIA LEARNING SERVICES
CONSORZIO LA CARTA DI VENEZIA (in liquidation) (integrated services for the metropolitan area of Venice)	Venice (Italy)	EUR	10,500	50.00		VENIS
CONSORZIO OMNIA (in liquidation) (hardware maintenance)	Perugia (Italy)	EUR	2,582.28	50.00		WEBRED
CONSORZIO PAOLA (in liquidation) (applied research for the development of information systems for clinics and medical structures)	Udine (Italy)	EUR	8,143.88	50.00		INSIEL
CONSORZIO REISSFORM (services and consulting regarding professional training and management)	Rome (Italy)	EUR	51,000	50.00		TELECOM ITALIA LEARNING SERVICES
CONSORZIO SCUOLA SUPERIORE ALTA FORMAZIONE UNIVERSITA' FEDERICO II (professional training)	Naples (Italy)	EUR	127,500	20.00		TELECOM ITALIA MOBILE
CONSORZIO SIMT (information systems for the General Management of the civil traffic and transport control authority)	Rome (Italy)	EUR	51,645.69	45.00		FINSIEL
CONSORZIO STOAMED (projects and management of technologically advanced services regarding professional training)	Ercolano (Naples, Italy)	EUR	10,000	30.00		TELECOM ITALIA LEARNING SERVICES
CONSORZIO TELCAL (planning and development of the organic project "Piano Telematico Calabria")	Catanzaro (Italy)	EUR	877,975	24.00 24.00		TELECOM ITALIA INTERSIEL
CONSORZIO TELEMED (in liquidation) (telematic activities for social and sanitary assistance)	Rome (Italy)	EUR	103,291	33.33		TELECOM ITALIA

(*) The percentage of ownership includes Ordinary Shares/Quotas held by members of the Board of Directors/Managers, as requested by local laws in order to take the post of Director/Manager, or held by Fiduciaries.

OTHER MAJOR EQUITY HOLDINGS AS PER CONSOB RESOLUTION N. 11971 OF MAY 14, 1999

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
ANCITEL S.p.A. (telecommunications services)	Rome (Italy)	EUR	1,087,232	8.55 7.13		TELECOM ITALIA INSIEL
CIFRA S.c.a.r.l. (information technology activities)	Cagliari (Italy)	EUR	61,976	16.67		KRENESIEL
COMUNICARE VIA SATELLITE S.r.l. (in liquidation) (sale of services relating to TV business)	Republic of San Marino	EUR	72,000	15.00		INTELCOM S.MARINO
ELETTROCLICK S.p.A. (in liquidation) (software production)	Milan (Italy)	EUR	127,420	14.70		SEAT PAGINE GIALLE
EUSKALTEL S.A. (telecommunications services)	Zamudio Bizkaia (Spain)	EUR	295,000,000	15.26		TELECOM ITALIA INTERNATIONAL
HOLDING BANCA DELLA RETE S.p.A. (financing)	Milan (Italy)	EUR	25,040,000	15.00		EDOTEL
IFM INFOMASTER S.p.A. (planning and realization of call center solutions)	Genoa (Italy)	EUR	161,765	12.00		TELECOM ITALIA LAB B.V.
INSULA S.p.A. (telecommunications services)	Mestre (Venice, Italy)	EUR	2,064,000	12.00		TELECOM ITALIA
ITALBIZ.COM Inc. (management of an Internet site)	California (USA)	USD	4,720	19.50		SEAT PAGINE GIALLE
LOCALPORT S.p.A. (study, research, development and sale of information systems)	Ivrea (Turin, Italy)	EUR	922,365	12.14		TELECOM ITALIA LAB S.p.A.
PAS GROUP - Professional Application Software S.r.l. (software production)	Milan (Italy)	EUR	91,800	16.67		EUSTEMA
POLCESCA S.r.l. (in liquidation) (management of information services)	Bologna (Italy)	EUR	89,000	16.67		EIS
SOLPART PARTICIPAÇOES S.A. (holding company for investment in Brasil Telecom Participaçoes S.A.)	Rio de Janeiro (Brazil)	BRL	2,023,103,679	19.00		TELECOM ITALIA INTERNATIONAL
TELEPORTO ADRIATICO S.r.l. (telecommunications services)	Venice (Italy)	EUR	1,650,000	7.50 4.69		TELECOM ITALIA INSIEL
TRADIZIONI ITALIANE S.p.A. (agro-food company)	Cirò (Crotone, Italy)	EUR	8,263,111	11.38		INTERSIEL
TWICE SIM S.p.A. (investment services)	Milan (Italy)	EUR	12,925,000	18.64		SEAT PAGINE GIALLE
VIRTUALAND PARK S.p.A. (in liquidation) (information services)	Castiglione del Lago (Perugia, Italy)	EUR	103,280	12.50		WEBRED

JJ 00523

ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Corso Vittorio Emanuele II, 83
10128 Torino

Tel. (+39) 011 5161611
Fax (+39) 011 5612554
www.ey.com

AUDITORS' REPORT
pursuant to article 156 of Legislative Decree of February 24, 1998, n. 58
(Translation from the original Italian text)

To the Shareholders
of Telecom Italia S.p.A.

1. We have audited the consolidated financial statements of Telecom Italia S.p.A. as of and for the year ended December 31, 2002. These financial statements are the responsibility of the Telecom Italia S.p.A.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Our audit was made in accordance with auditing standards and procedures recommended by CONSOB. In accordance with such standards and procedures we planned and performed our audit to obtain the information necessary in order to determine whether the consolidated financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness of the accounting principles applied and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

   The financial statements of certain subsidiaries and associated companies, which represent respectively 6% and 8% of consolidated total assets and consolidated total revenues, have been examined by other auditors, whose reports have been furnished to us. Our opinion, expressed herein, insofar as it relates to the data relating to these subsidiaries and associated companies included in the consolidated financial statements, is based also on the reports of the other auditors.

   For the opinion on the consolidated financial statements of the prior year, which are presented for comparative purposes as required by the law, reference should be made to our auditors' report dated April 15, 2002.

3. In our opinion, the consolidated financial statements of Telecom Italia S.p.A. comply with the Italian regulations governing consolidated financial statements; accordingly, they clearly present and give a true and fair view of the consolidated financial position of Telecom Italia S.p.A. as of December 31, 2002, and the consolidated results of its operations for the year then ended.

4. We draw your attention to the information presented in the explanatory notes, "Summary of significant accounting policies", regarding the accounting criteria utilized for the employee benefit obligations as required by Law no. 58/1992.

5. On March 11, 2003, the Board of Directors of Telecom Italia S.p.A., approved the proposal for a project aimed to shorten the corporate structure through the merger of Telecom Italia S.p.A. into Olivetti S.p.A and subsequently, on April 15, 2003 it approved the related plan for the merger, prepared in accordance with art. 2501 – *bis* of the Italian Civil Code.

Turin, April 18, 2003

Reconta Ernst & Young S.p.A.

signed by: Felice Persico (Partner)

FINANCIAL STATEMENTS AT DECEMBER 31, 2002 OF TELECOM ITALIA S.p.A.

BALANCE SHEETS

ASSETS		12/31/2002			12/31/2001	
(in euros)						
RECEIVABLES FROM SHAREHOLDERS FOR CAPITAL CONTRIBUTIONS			-			-
INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS						
INTANGIBLE ASSETS						
Start-up and expansion costs		-			-	
Industrial patents and intellectual property rights		525,523,663			665,720,762	
Concessions, licenses, trademarks and similar rights		10,791,308			85,560	
Goodwill		16,000			-	
Work in progress and advances to suppliers		637,069,639			479,961,536	
Other intangibles		114,048,229			172,154,470	
TOTAL INTANGIBLE ASSETS			1,287,448,839			1,317,922,328
FIXED ASSETS						
Land and buildings		1,178,606,207			1,497,470,780	
Plant and machinery		10,692,289,963			11,800,587,380	
Manufacturing and distribution equipment		11,937,567			27,952,989	
Other fixed assets		63,711,467			102,835,291	
Construction in progress and advances to suppliers		731,490,279			680,743,184	
TOTAL FIXED ASSETS			12,678,035,483			14,109,589,624
LONG-TERM INVESTMENTS						
Equity investments in						
subsidiaries		14,399,645,612			17,659,160,313	
affiliated companies		388,273,288			386,923,301	
other companies		55,233,459			24,326,711	
Total equity investments		14,843,152,359			18,070,410,325	
Advances on future capital contributions		166,183,295			78,895,821	
Accounts receivable	(*)			(*)		
subsidiaries		60,000,000			60,000,000	
affiliated		117,406,373			-	
other receivables	34,795,153	123,533,159		60,523,522	160,738,026	
Total accounts receivable	34,795,153	300,939,532		60,523,522	220,738,026	
Treasury stocks (par value euro 28,010 thousand at 12/31/2002		287,212,760			-	
TOTAL LONG-TERM INVESTMENTS			15,597,487,946			18,370,044,172
TOTAL INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS			29,562,972,268			33,797,556,124
CURRENT ASSETS						
INVENTORIES						
Contract work in process		16,868,691			16,593,288	
Finished goods and merchandise						
merchandise		52,703,650			60,300,588	
TOTAL INVENTORIES			69,572,341			76,893,876
	(**)			(**)		
ACCOUNTS RECEIVABLE						
Trade accounts receivable		3,753,467,984			4,241,654,077	
Accounts receivable from subsidiaries		2,796,623,107			2,196,920,276	
Accounts receivable from affiliated companies		91,519,524			311,569,853	
Accounts receivable from parent companies		1,243,144			1,090,158	
Other receivables due from						
Government and other public entities for grants and subsidies		1,265,371			1,265,371	
deferred tax assets	850,727,767	1,589,039,225		94,489,404	509,093,704	
other receivables		1,399,099,236			1,958,800,056	
Total other receivables	850,727,767	2,989,403,832		94,489,404	2,469,159,131	
TOTAL ACCOUNTS RECEIVABLE			9,632,257,591			9,220,393,495
SHORT-TERM FINANCIAL ASSETS						
Equity investments in subsidiaries		165,282,784			240,456,832	
Other equity investments		-			-	
Other securities		-			-	
TOTAL SHORT-TERM FINANCIAL ASSETS			165,282,784			240,456,832
LIQUID ASSETS						
Bank and postal accounts		235,044,882			80,219,566	
Checks		15,028			9,021	
Cash and valuables on hand		478,432			384,569	
TOTAL LIQUID ASSETS			235,538,342			80,613,156
TOTAL CURRENT ASSETS			10,102,651,058			9,618,357,359
ACCRUED INCOME AND PREPARED EXPENSES						
Issue discounts and similar charges		40,952,035			25,097,171	
Accrued income and other prepaid expenses		438,973,972			669,942,075	
TOTAL ACCRUED INCOME AND PREPARED EXPENSES			479,926,007			695,039,246
TOTAL ASSETS			40,145,549,333			44,110,952,729

(*) Amounts due within one year

(**) Amounts due beyond one year

JJ 00527

LIABILITIES AND SHAREHOLDERS' EQUITY	12/31/2002			12/31/2001		
(in euros)						
SHAREHOLDERS' EQUITY						
SHARE CAPITAL			4,023,816,861			4,023,060,528
ADDITIONAL PAID-IN-CAPITAL			3,038,373,925			1,812,283,565
RESERVES FOR INFLATION ADJUSTMENTS UNDER						
Law No. 72 of 3.19.1983		2,294,719,878			2,294,719,878	
Law No. 413 of 12.30.1991		468,944,257			468,944,257	
TOTAL RESERVES FOR INFLATION ADJUSTMENTS UNDER			2,763,664,135			2,763,664,135
LEGAL RESERVE			820,000,000			652,025,781
RESERVE FOR TREASURY STOCK			287,212,760			-
OTHER RESERVES						
Reserve for accelerated depreciation		-			-	
Reserve under Law No. 342 of 11.21.2000 - art.14		716,378,105			716,378,105	
Reserve under Legislative Decree No. 124/93 - art. 13		169,300			169,300	
Reserve under Law No. 488/1992		118,677,664			118,677,664	
Special reserve		-			1,369,062,099	
Reserve for capital grants		485,702,698			471,946,843	
Miscellaneous reserves		-			2,324,722,183	
Miscellaneous income reserves		345,503,775			1,467,854,031	
TOTAL OTHER RESERVES			1,666,431,542			6,468,810,225
RETAINED EARNINGS			1,146,812			-
NET INCOME (LOSS)			(1,645,375,512)			150,809,707
TOTAL SHAREHOLDERS' EQUITY			10,955,270,523			15,870,653,941
RESERVES FOR RISK AND CHARGES						
Reserves for taxes		134,682,384			116,647,942	
Other reserves		3,010,304,006			1,496,089,636	
TOTAL RESERVES FOR RISK AND CHARGES			3,144,986,390			1,612,737,578
RESERVE FOR EMPLOYEE TERMINATION INDEMNITIES			968,553,216			1,025,348,862
LIABILITIES	(**)			(**)		
Debentures	10,941,662,050	10,941,662,050		8,250,000,000	8,250,000,000	
Due to banks	657,448,391	3,447,500,472		1,771,000,440	7,308,419,764	
Due to other lenders	235,273,938	502,544,735		317,658,225	657,777,214	
Advances		9,967,386			2,447,145	
Trade accounts payable		1,855,721,117			2,240,654,716	
Notes payable		20,000,000			-	
Accounts payable to subsidiaries		3,181,937,098			2,350,729,615	
Accounts payable to affiliated companies		156,023,258			244,744,430	
Accounts payable to parent companies		213,968,607			11,000	
Taxes payables	18,063,563	221,260,462		43,974,617	460,551,409	
Contributions to pension and social security institutions	529,899,160	691,021,070		593,360,920	767,411,695	
Other liabilities	1,019,681	2,731,143,190		1,960,192	2,615,256,311	
TOTAL LIABILITIES	12,383,366,783		23,972,749,445	10,977,954,394		24,898,003,299
ACCRUED INCOME AND DEFERRED EXPENSES			1,103,989,759			704,209,049
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			40,145,549,333			44,110,952,729

(**) Amounts due beyond one year

MEMORANDUM ACCOUNTS		12/31/2002		12/31/2001
(in euros)				
GUARANTEES PROVIDED				
Sureties				
on behalf of subsidiaries	10,504,477,542		11,191,302,621	
on behalf of affiliated companies	157,028,262		185,450,107	
on behalf others	143,255,055		164,576,258	
TOTAL GUARANTEES PROVIDED		10,804,760,859		11,541,328,986
COLLATERAL PROVIDED		-		-
PURCHASES AND SALES COMMITMENTS		2,802,362,068		3,388,579,706
OTHER MEMORANDUM ACCOUNTS		6,253,354		7,060,549
TOTAL MEMORANDUM ACCOUNTS		13,613,376,281		14,936,969,241

STATEMENTS OF INCOME	2002	2001
(in euros)		
PRODUCTION VALUE		
Sales and service revenues	17,055,185,163	17,309,065,135
Changes in inventory of contract work in process	275,402	(19,317,463)
Increases in capitalized internal construction costs	10,582,584	5,615,206
Other revenue and income		
operating grants	-	278,080
other	226,669,754	241,624,830
Total other revenue and income	226,669,754	241,902,910
TOTAL PRODUCTION VALUE	**17,292,712,903**	**17,537,265,788**
PRODUCTION COSTS		
Raw materials, supplies and merchandise	244,546,331	301,446,894
Services	5,906,771,486	5,945,961,040
Use of property not owned	599,807,343	619,499,094
Personnel		
wages and salaries	1,823,410,523	1,858,020,773
social security contributions	577,147,337	590,283,266
termination indemnities	138,990,806	142,974,705
other costs	43,407,726	52,961,421
Total personnel cost	2,582,956,392	2,644,240,165
Amortization, depreciation and writedowns		
amortization of intangible assets	566,495,015	617,565,388
amortization of fixed assets	2,453,875,371	2,703,674,290
other writedowns of intangibles and fixed assets	39,306,896	-
writedowns of receivables included in current assets and liquid assets	317,041,940	158,542,120
Total Amortization, depreciation and writedowns	3,376,719,222	3,479,781,798
Changes in inventory of raw materials, supplies and merchandise	7,596,937	(19,058,872)
Provisions for risks	44,118,787	76,784,534
Other provisions	-	23,429,622
Miscellaneous operating costs		
losses on disposals of assets	31,386,328	24,747,506
license fee	224,769,247	289,581,611
other miscellaneous costs	228,750,172	167,567,664
Total miscellaneous operating costs	484,905,747	481,896,781
TOTAL PRODUCTION COSTS	**(13,247,422,245)**	**(13,553,981,056)**
OPERATING INCOME	**4,045,290,658**	**3,983,284,732**
FINANCIAL INCOME AND EXPENSE		
Income from equity investments		
dividends from subsidiaries	1,396,474,300	1,259,193,465
dividends from affiliated companies	16,771,548	41,055,604
dividends from other companies	462,993	4,384,727
other income from equity investments	704,048,145	717,456,025
Total income from equity investments	2,117,756,986	2,022,089,821
Other financial income from		
accounts receivable included in long-term investments		
subsidiaries	3,420,000	2,466,241
affiliated companies	1,265,043	-
other	12,458,360	11,917,535
Total accounts receivable included in long-term investments	17,143,403	14,383,776
securities, other than equity investments, included in long-term investments	90	-
securities, other than equity investments, included in current assets	638,065	-
other income		
interest and fees from subsidiaries	35,859,244	57,163,147
interest and fees from affiliated companies	2,550,633	8,336,127
interest and fees from others and miscellaneous income	148,922,941	108,168,456
Total other income	187,332,818	173,667,730
Total other financial income from	205,114,376	188,051,506
Interest and other financial expense		
interest and fees paid to subsidiaries	217,345,362	257,799,579
interest and fees paid to affiliated companies	914,833	1,454,675
interest and fees paid to others and miscellaneous expense	1,073,366,852	1,553,551,229
Total interest and other financial expense	(1,291,627,047)	(1,812,805,483)
TOTAL FINANCIAL INCOME AND EXPENSE	**1,031,244,315**	**397,335,844**
VALUE ADJUSTMENTS TO FINANCIAL ASSETS		
Upward adjustments of		
equity investments	-	13,792
Total upward adjustments	-	13,792
Writedowns of		
equity investments	654,332,869	774,881,369
Total writedowns	(654,332,869)	(774,881,369)
TOTAL VALUE ADJUSTMENTS TO FINANCIAL ASSETS	**(654,332,869)**	**(774,867,577)**
EXTRAORDINARY INCOME AND EXPENSE		
Income		
gains on disposals	451,941,771	264,388,273
miscellaneous	431,487,024	230,823,224
Total income	883,428,795	495,211,497
Expense		
losses on disposals	19,161	1,134,306
prior years' taxes	1,324,604	1,225,839
provisions and writedowns of equity investments	5,765,466,512	2,526,767,530
miscellaneous	1,209,796,215	859,005,899
Total expense	(6,976,606,492)	(3,388,133,574)
TOTAL EXTRAORDINARY ITEMS	**(6,093,177,697)**	**(2,892,922,077)**
INCOME (LOSS) BEFORE TAXES	**(1,670,975,593)**	**712,830,922**
Income taxes		
current taxes	926,203,111	73,554,063
deferred taxes	(951,803,192)	488,467,152
Total income taxes	25,600,081	(562,021,215)
NET INCOME (LOSS)	**(1,645,375,512)**	**150,809,707**

JJ 00530

NOTES TO FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with the provisions of the Italian Civil Code.
The accounting policies adopted in the preparation of the financial statements have been applied on a basis consistent with the prior year and are described below.
No special situations arose during the year that would require the use of the waivers allowed under Article 2423, paragraph 4, of the Italian Civil Code.
Reclassifications made to certain captions of the financial statements have also been made to the consolidated financial statements at December 31, 2001 for purposes of comparison.
As required by Legislative Decree No. 127/1991, consolidated financial statements have also been prepared and are presented together with the financial statements of Telecom Italia.
The statement of cash flows, although presented in the Report on Operations, constitutes an integral part of these Notes to financial statements pursuant to Article 2423, paragraph 3 of the Italian Civil Code.
Unless otherwise specified, all figures are stated in thousands of euro.
It should be pointed out that as a result of the sale and contribution transactions carried out during 2002, the balance sheet does not include the assets and liabilities that were transferred, whereas the statement of income takes into account the results of the companies sold/contributed up to the date the transactions went into effect.

Summary of significant accounting policies

Intangible assets
Intangible assets are recorded at acquisition or production cost and are amortized systematically over their estimated period of benefit. Intangible assets are written down when there is a permanent impairment to below their net book value, in accordance with article 2426, paragraph 1, item 3 of the Italian Civil Code.

Intangible assets refer to the following:
"Industrial patents and intellectual property rights" are amortized over their estimated period of benefit on a five-year basis (industrial patents) or on a three-year basis (software), starting from the year of their initial use.
"Concessions, licenses, trademarks and similar rights" refer mainly to satellite utilization rights and are amortized over the contract period. Amortization also includes the amortization charge, calculated over the contract period, on the rights of way (DDP) and indefeasible rights of use (IRU), conferred to Telecom Italia Sparkle on December 31, 2002 upon the contribution of the "International Wholesale Services" business segment.
"Goodwill" relates to the acquisition of the "administrative services" business segment from Holding Media e Comunicazioni and is amortized over five years;
"Others" refer almost entirely to leasehold improvements. Amortization is calculated on the basis of the remaining period of the lease contracts.
"Research, development and advertising costs" are charged to income in the year incurred.

Fixed assets
Fixed assets are recorded at acquisition or production cost and depreciated on the straight-line method at rates determined on the basis of their estimated remaining useful life. They include monetary revaluations made on the basis of the special laws regarding assets existing on or before December 31, 1981, entries required under Law No. 823 of December 19, 1973, regarding the settlement of tax liabilities, as well as mandatory inflation adjustments of buildings as required by Law No. 413 of December 30, 1991.
Fixed assets are written down when there is a permanent impairment to below their net book value, in accordance with article 2426, paragraph 1, item 3 of the Italian Civil Code.
Construction in progress is stated at the amount of direct costs incurred (materials used for or intended for installations, third-party services, miscellaneous expenses, as well as company labor). The value of fixed assets does not include maintenance costs incurred for their upkeep to guarantee their expected useful life, their original capacity and productivity, and costs borne to repair malfunctions and failures; such expenses are charged to the statement of income in the year incurred.
Depreciation is calculated on the basis of the estimated useful lives of the installations.
Total accumulated depreciation for fixed assets was upwardly adjusted where called for by the previously mentioned special laws.

The elimination, disposal or sale of fixed assets is recorded in the financial statements by eliminating the cost and accumulated depreciation from the balance sheet and booking the related gain or loss in the statement of income.

Equity investments

Equity investments in subsidiaries, affiliated companies and other companies considered long-term in nature are recorded in long-term investments or, if acquired for subsequent sale, recorded in short-term financial assets.

Long-term equity investments in "*subsidiaries, affiliated companies* and *other companies*" are valued at acquisition or subscription cost – determined according to the continuous LIFO method – increased by the statutory inflation adjustments, as well as the voluntary one made to several investments during the preparation of the financial statements at December 31, 1981.

The carrying value of investments recorded in long-term investments is adjusted for any reasonable expectations of a decline in profitability or recoverability in future years.

In the case of a permanent impairment, the value of such equity investments is written down and the impairment in value in excess of the corresponding carrying value is recorded among "*reserves for risks and charges*".

Writedowns of investments, whether included in long-term investments or current assets, will be reversed in subsequent years if the underlying assumptions are no longer correct.

Contracts for the loan of securities are represented in the financial statements as two functionally related transactions: a loan and a repurchase transaction on the securities with the obligation of the borrower to resell them at maturity. Accordingly, "Other receivables" and "Other liabilities" include, respectively, a receivable and a payable of the same amount at the fixed amount of the contract (market price of stock at the date of delivery of the securities).

Equity investments included under current assets, consisting mainly of shares of subsidiaries listed companies purchased for trading purposes, are stated at the lower of cost – determined according to the continuous LIFO method – and realizable value, based on the year-end prices on the Italian Online Stock Market.

The costs of investments in foreign companies have been translated at historical exchange rates prevailing at the time of acquisition or subscription.

Inventories

Inventories – consisting of goods intended for sale, as well as stock on hand of technical materials and replacement parts to be used in the business during the year and for maintenance – are valued at the lower of cost, calculated using the weighted-average method, and realizable value.

The carrying value of goods in stock is reduced, through appropriate writedowns, for obsolete materials.

Inventories include the amount of work on behalf of third parties in progress at the end of the year, valued according to the "costs" already incurred.

Accounts receivable and liabilities

Accounts receivable are stated at estimated realizable value and classified under long-term investments or current assets. Estimated realizable value is based upon an analysis of receivables at year-end. They include – as far as telecommunications services are concerned – the amount of services already rendered to customers and other carriers, already billed or still to be billed, as well as invoices for the sale of telephone and on-line products.

Liabilities are shown at their nominal value.

Transactions in foreign currency

Monetary assets and liabilities are accounted for at the exchange rate as of the transaction date and updated to the exchange rates prevailing at year-end, taking into account hedging contracts. Unrealized positive and negative differences arising from recording foreign currency assets and liabilities at the exchange rates at the transaction date and at year-end date are recorded in the statement of income, respectively, in "financial income" and "financial expense".

Receivables transactions

Securitization

The program for the securitization of trade accounts receivable generated by the services rendered to the clientele of Telecom Italia Domestic Wireline (*TIDW*) begun during 2001 has continued into 2002. Reference should be made to the 2001 annual report for a description of the program.

In 2002, the total amount of trade accounts receivables sold under securitization transactions amounted to euro 9 billion and only took into account the receivables due by Telecom Italia from residential customers. At December 31, 2002, trade receivables sold totaled euro 849 million (of which euro 757 million were not yet due).

As far as the accounting treatment of securitization transactions is concerned, the total amount of receivables sold is reversed from the balance sheet with a contra-entry for the consideration received on the sale: the amount paid is represented by the non-repeatable amount received immediately (without recourse) whereas the deferred portion is recorded in *Other receivables (financial)* in current assets. This balance sheet caption is presented net of the relative allowance for doubtful accounts calculated on the basis of estimated realizable value; the change in the allowance account is recorded in *financial expense* in the statement of income. The difference between the accounting value of the receivables sold and the consideration on the sale, for the commercial portion, is charged to *Miscellaneous operating costs,* and for the financial portion, to *interest and other financial expense* in the statement of income. The costs and expenses relating to the start-up and completion and implementation of the securitization program (arrangement, underwriting, legal, rating, audit and other expenses) were charged directly to the 2001 statement of income in *Costs for Services.*

The securitization transaction led to an improvement in net financial debt at December 31, 2002 of euro 826 million.

At December 31, 2002, Telecom Italia showed financial payables of euro 165 million due to TI Securitisation Vehicle for the investment of excess temporary liquid resources by the latter in Telecom Italia.

Lastly, under the securitization program, in January 2003, TI Securitisation Vehicle S.p.A. (TISV) reimbursed the first tranche of securities denominated Series 2001-1, Class A1, issued in June 2001 for an amount of euro 100 million. At the same time, TISV issued a new tranche of securities for the same amount denominated Series 2003-1, Class A1, at a variable interest rate with a 27 basis point margin on the 3-month Euribor maturing July 25, 2004. The placement price was above face value with a yield of 24 basis points over the 3-month Euribor. Therefore, the total securities currently outstanding under the securitization program continue to be equal to euro 700 million. As was the case for the securities issued in 2001, this new tranche was awarded the highest ratings by Fitch, Moody's and Standard & Poors of AAA/Aaa/AAA.

Factoring

In 2002, Telecom Italia entered into certain transactions with leading factoring companies for the sale of trade accounts receivables without recourse for a total of euro 414 million. These factoring transactions led to a reduction in net financial debt at December 31, 2002 of euro 182 million.

Accruals and deferrals

These items are recorded on the accrual basis. "*Issue discounts and similar charges*" consist of costs in connection with long-term loans, which are charged to the statement of income over the duration of the loan in proportion to the accrued interest.

Reserves for risks and charges

"For taxes": this reserve includes prudent provisions for estimated tax charges (including any surtaxes and late payment interest) on positions not yet agreed or in dispute.

"For deferred taxes": this reserve includes deferred taxes calculated as described in the note on income taxes.

"Other reserves" relate primarily to provisions to cover risks and charges for losses or liabilities of certain or likely existence whose amount or date of occurrence could, however, not be determined at the end of the year. The provisions reflect the best possible estimate, based on the commitments made and on the available data.

Reserve for employee termination indemnities

The amount of this reserve is determined in accordance with current laws (in particular Law No. 297 of May 29, 1982, which provides for fixed and variable cost-of-living adjustments) and collective bargaining agreements. The reserve is adjusted to the liability matured at the end of the year for personnel in force at that date and is net of advances paid.

Employee benefit obligations under Law No. 58/1992

With regard to Telecom Italia's obligation required by Law No. 58/1992 to guarantee a uniform insurance status under the Telephone Workers' Social Security Fund – FPT (part of the general "Employees Pension Fund" beginning January 1, 2000) to all employees in service in the Group's telephone companies (Stet, Sip, Italcable and Telespazio) as of February 20, 1992, as well as those who moved from the Public Administration to Iritel, Article 66, paragraph 1 of Law 331/1993 and converted into Law No. 427/1993 specifies that the sums due to the Fund should be recorded in the financial statements and are tax deductible in the years in which the fifteen equal annual deferred installments are paid to discharge this obligation.

At the present time, the amount of the liability, which will be determined by the National Social Security Institute (Istituto Nazionale della Previdenza Sociale - INPS), can be estimated only roughly, due to problems relating to the interpretation and application of the social security legislation and to the lack of certain data which only the social security institutions currently possess (at December 31, 2002, INPS had notified the Company of around 97% of the positions, the uniform insurance status of which gives rise to expenses for Telecom Italia).

Nevertheless, these financial statements include euro 590 million of residual payables to INPS, (net of the amount attributed to Group companies for the employees transferred to those companies), relating to the estimate made for the employees of the former State Company for Telephone Services (ASST) by the special Ministerial Commission established under Law No. 58/1992 upon the transfer of the assets of the Post and Telecommunications Administration to Iritel, and recorded by the latter company in its financial statements at December 31, 1993. As a result, these charges will have no impact on the results of future years, since they were already included in the aforementioned calculation.

A dispute concerning the application and interpretation of this law arose with INPS regarding, firstly, the effective date for the computation of the accrued interest due under Law No. 58/1992, in view of the fact that the liability is paid in installments. Telecom Italia maintains that interest should accrue from the time INPS notifies it of the actual amount of the liability, while INPS claims that the computation should be made as from February 20, 1992 or from the date of the transfer to Iritel, thus giving rise to pre-amortization interest. The second issue is the exclusion from the estimates under Law No. 58/1992 of all employees (except for employees of the former Iritel) who had filed an application to join pursuant to Law No. 29/1979 before February 20, 1992, unless that application had not been processed by INPS. The position of the Company is that the criteria set forth in Law No. 29/1979 – and, therefore, payment of the respective obligations – apply to these employees.

At the present time, the parties have agreed that the differences in interpretation shall be settled through test appeals, with recourse to the Court of Appeals being waived for a final determination of the correct interpretation of the law in question.

While the proceedings are pending, Telecom Italia has agreed to pay, with reservation, the amounts requested by INPS based on the criteria determined by the latter, subject to subsequent equalization adjustments, if the Courts ultimately accept the Company's interpretation.

As stated later in the report, the dispute concerning pre-amortization interest was settled in the first half of the year.

Having said that, a reasonable estimate of the principal amount of the liability attributable to Telecom Italia (excluding, as mentioned earlier, the part relating to the former Iritel employees) could vary between euro 964 million and euro 1,289 million (euro 409 million of which has already been paid), depending on conflicting interpretations and taking into account all personnel involved.

In either case, the impact of the charge should definitely be compatible with the income of future years, since, as allowed under Article 5, paragraph 3 of Law No. 58/1992, the payments requested by INPS will be made in fifteen equal annual deferred installments (including annual interest of 5%), starting when INPS formally submits its requests.

The remaining liability for obligations under Law No. 58/1992, to be paid in fifteen annual installments on the basis of the formal requests made by INPS up to December 31, 2002 and the interpretation of said requests, amounts to euro 1,227 million, divided as follows:

- euro 859 million for the principal amount (except for the portion attributable to former Iritel employees);
- euro 368 million in accrued interest.

Pre-amortization interest (including that relating to the employees of the former Iritel), subsequent to the agreement between INPS and Telecom Italia, was paid by the latter - with reservation - in fifteen equal annual deferred installments, including interest at an annual rate of 5%, up to the end of 1999, for a total amount of euro 110 million, net of equalization interest and certain refunds made by INPS. As previously mentioned, Telecom Italia won the case under the ruling issued by the Court of Cassation No. 3398/2002, in keeping with the previous ruling No. 4242/2000 (as a result of which, from June 2000, the payment of the aforementioned interest and accrued interest was suspended). Consequently,



Telecom Italia has a credit of euro 131 million (inclusive of an additional amount at the conventional annual rate of 5%) that was completely offset against the payment of the regular expense installments.
During 2002, Telecom Italia paid INPS the above-mentioned expenses also on behalf of other Group companies - mainly TIM and TI Lab - for those employees transferred and covered by the obligation of a uniform insurance status under Law No. 58/1992, recovering the amounts paid from these same companies. The recovery is recorded in the statement of income under "extraordinary income" and amounts to euro 2 million.

Grants

Operating grants (directly credited to the statement of income) and capital grants or grants for installations are recorded in the accounting period in which the paperwork documenting the grants is received, or in the period in which the respective costs are incurred, provided that the certainty of payment is confirmed by established procedures.
The treatment of capital grants and grants for installations in the balance sheet is as follows:

a) grants received through December 31, 1992, are included under "*reserves for risks and charges*". The portions equivalent to the depreciation taken on assets financed with the grants in question (the so-called "available" portion) are transferred to a special equity reserve in order to obtain the benefits allowed under the tax law;
b) for grants received from January 1, 1993 to December 31, 1997, 50% of the amount received is recorded in a special reserve of shareholders' equity in order to take advantage of the benefits available under the tax laws, and the remaining 50% is recorded under "*deferred income*". These amounts are gradually credited to income in accordance with the pertinent laws;
c) for grants received from January 1, 1998, the amount is recorded under "*deferred income*" and progressively credited to the statement of income in relation to the depreciation taken on the assets to which the grants refer.

Revenues and expenses

Revenues and expenses are recorded on an accrual basis. Revenues relating to telecommunications services are shown gross of the amounts due to other carriers which are recorded, for the same amount, in production cost.
Fees for new access lines and line transfers are recorded as income when the service is provided.
Dividends from subsidiaries are recorded on the maturity principle, that is, in the year when the income from which they are paid is earned by the subsidiaries, providing there is a substantial certainty that they will be paid, and, in any event, when the shareholders' resolution declaring the dividend is passed or when the appropriation of net income is set forth in the preliminary financial statements prepared by the management of the subsidiaries prior to the Board Meeting of the parent company that resolves upon the financial statements.
Dividends from affiliated companies and other companies, on the other hand, are recognized in the statement of income according to the accrual principle, that is, in the year in which the respective right to the receivable arises, following the declaration of dividends approved by the shareholders' resolution of those companies. The tax credits are recorded in the same manner as the dividends to which they refer.

Leased assets

Capital goods acquired under leasing agreements are recorded in the financial statements by a method consistent with current legislation, which requires that leasing payments be recorded as operating costs.

Income taxes

Current income taxes are computed on the basis of a realistic estimate of the income tax charge according to the tax law; the related income tax payable is shown net of payments on account, withholding taxes and tax credits in "income taxes payable". Any net receivable position is shown in "other receivables".
Deferred income taxes are calculated in the financial statements on the basis of the temporary differences between the value attributed to the assets and liabilities for statutory purposes and the value attributed to the same assets and liabilities for tax purposes. Deferred tax assets, including benefits from tax loss carryforwards, are booked in "other receivables" in current assets. The tax benefit relating to tax loss carryforwards is recorded only when there is reasonable certainty of recovery.

Deferred tax assets and liabilities are offset, whenever the assumptions for doing so exist. Deferred taxes on the reserves and funds in abeyance of taxation are book if such reserves will be distributed or, in any case, utilized and their distribution or utilization gives rise to a tax charge.

Memorandum accounts
"*Guarantees provided*" are shown for the amount of the remaining liability or other obligation guaranteed; those provided in foreign currencies are translated at year-end exchange rates.
"*Purchases and sales commitments*" are determined on the basis of the unperformed portion of contracts outstanding at the end of the fiscal year which do not fall under the normal "operating cycle".

Derivative financial instruments
Derivative financial instruments are used by the Company to hedge exposure to interest rate and exchange rate risks. They are valued consistently with the underlying asset and liability positions and any net expenses connected with each single transaction are recognized in the statement of income.
For derivative financial instruments used to hedge interest rate risks, the interest differentials are recorded in the statement of income in "financial income and expense" based on the accrual principle.
For financial instruments used to hedge exchange rate risks, the cost (or "financial component" calculated as the difference between the rate at the date of stipulating the contract and the forward rate) is recorded in the statement of income in "financial income and expense" based on the accrual principle.

BALANCE SHEETS

ASSETS

INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS

Intangible assets ***euro 1,287,449 thousand***
(euro 1,336,128 thousand at December 31, 2001)

A summary of the changes in intangible assets during the year is presented as follows:

(in thousands of euro)	2002
- additions	648,064
- disposals	(20,279)
- sales and contributions of business segments	(109,969)
- amortization	(566,495)
Total	**(48,679)**

An analysis of the composition and the changes in intangible assets during the year is shown below:

	12/31/2001				
(in thousands of euro)	**Cost**	**Upward adjustments**	**Writedowns**	**Amortization**	**Total**
Start-up and expansion costs	2,635			(2,635)	-
Industrial patents and intellectual property rights	2,850,338			(2,184,617)	665,721
Concessions, licenses, trademarks and similar rights	169,095			(96,916)	72,179
Work in progress and advances to suppliers	498,167				498,167
Other intangibles (*)	375,103			(275,042)	100,061
Total	3,895,338	-	-	(2,559,210)	1,336,128
(*) of which: *Leasehold improvements*	374,696	-		*(274,635)*	*100,061*

	Changes during the year					
(in thousands of euro)	**Additions**	**Reclassifica-tions**	**Sales / Retirements / Other changes (a)**	**Writedowns/ Reinstatements**	**Amortization**	**Total**
Industrial patents and intellectual property rights		421,531	(33,644)		(528,084)	(140,197)
Concessions, licenses, trademarks and similar rights		3,767	(50,267)		(14,887)	(61,387)
Goodwill		20			(4)	16
Work in progress and advances to suppliers	648,064	(462,826)	(28,129)	(18,206)		138,903
Other intangibles (*)		37,508	(2)		(23,520)	13,986
Total	648,064	-	(112,042)	(18,206)	(566,495)	(48,679)
(*) including: *Leasehold improvements*	-	*37,508*	*(2)*	-	*(23,520)*	13,986

(a) Broken down as follows:

	Cost	*Upward adjustments*	*Writedowns*	*Amortization*	*Net value*
Start-up and expansion costs	*(2,635)*			*2,635*	*-*
Industrial patents and intellectual property rights	*(105,546)*			*71,902*	*(33,644)*
- of which sales of business segments	*(84,416)*			*52,767*	*(31,649)*
Concessions, licenses, trademarks and similar rights	*(80,712)*			*30,445*	*(50,267)*
- of which contribution of business segment	*(80,583)*			*30,320*	*(50,263)*
Work in progress and advance to suppliers	*(46,335)*		*18,206*		*(28,129)*
- of which sale and contribution of business segment	*(46,263)*		*18,206*		*(28,057)*
Other intangibles	*(90)*			*88*	*(2)*
- of which leasehold improvements	*(84)*			*82*	*(2)*
TOTAL	*(235,318)*		*18,206*	*105,070*	*(112,042)*
- of which sale and contribution of business segment	*(211,262)*		*18,206*	*83,087*	*(109,969)*

			12/31/2002		
(in thousands of euro)	**Cost**	**Upward adjustments**	**Writedowns**	**Amortization**	**Total**
Start-up and expansion costs	-			-	-
Industrial patents and intellectual property rights	3,166,323			(2,640,799)	525,524
Concessions, licenses, trademarks and similar rights	92,150			(81,358)	10,792
Goodwill	20			(4)	16
Work in progress and advances to suppliers	637,070			0	637,070
Other intangibles (*)	412,521			(298,474)	114,047
Total	4,308,084	-	-	(3,020,635)	1,287,449
(*) of which					
Leasehold improvements	412,120			(298,073)	*114,047*

In particular:

"Industrial patents and intellectual property rights" consisted almost entirely of applications software. Eliminations referred mostly to software projects contributed to Telecom Italia Sparkle (at the time of the contribution of the "International Wholesale Service" business) and sold to Telecom Italia Learning Services (at the time of the sale of Telecom Italia's "Training" business).

"*Concessions, licenses, trademarks and similar rights"* referred to satellite utilization rights. Eliminations refer almost entirely to the rights of way (DDP) and indefeasible rights of use (IRU) that guarantee the extension of the Company's transmission capacity over a foreign territory. Such rights were contributed to Telecom Italia Sparkle upon the contribution of the "International Wholesale Services" business segment. Amortization also included the amortization charge on the above rights of way (DDP) and indefeasible rights of use (IRU) calculated over the period of the contracts.



"Work in progress and advances to suppliers" mainly referred to software projects for network and operating program applications. All acquisitions of intangibles are managed through specific work orders and recorded in this caption. Reclassifications refer to intangible assets that went into operation during the year.

"Other intangibles" almost completely comprised leasehold improvements made to properties owned by third parties and included the costs incurred to meet the operating requirements of the Company in the rented premises.

In particular, the acquisitions of intangibles from subsidiaries, affiliated companies and parent companies amounted to euro 522,728 thousand and principally referred to software projects from Telesoft (euro 400,171 thousand), Italtel (euro 60,681 thousand), Siemens Informatica (euro 18,756 thousand) and TILAB (euro 18,000 thousand).

Fixed assets **euro 12,678,035 thousand**
(euro 14,091,384 thousand at December 31, 2001)

A summary of the changes in fixed assets during the year is presented as follows:

(in thousands of euro)	2002
- additions	1,674,275
- disposals	(57,780)
- sales and contributions of business segments	(556,103)
- provisions to reserve for writedowns	(21,101)
- utilization of the reserve for writedowns	1,235
- depreciation	(2,453,875)
Total	**(1,413,349)**

An analysis of the composition and the changes in fixed assets during the period is shown below:

	12/31/2001				
(in thousands of euro)	Cost	Upward adjustments	Writedowns	Accumulated depreciation	Total
Land and buildings					
. non-industrial buildings	34,371	1,290		(2,377)	33,284
. industrial buildings	2,212,760	464,248	(1,856)	(1,210,965)	1,464,187
	2,247,131	465,538	(1,856)	(1,213,342)	1,497,471
Plant and machinery	46,349,627	785,054	(711,165)	(34,622,928)	11,800,588
Manufacturing and distribution equipment	859,082	0		(831,129)	27,953
Other fixed assets	642,942	4,312		(544,419)	102,835
Construction in progress and advances to suppliers	662,537	0		0	662,537
Total	50,761,319	1,254,904	(713,021)	(37,211,818)	14,091,384

(in thousands of euro)	Changes during the year					
	Additions	Reclassifications	Sales/ Retirements/ Other changes (a)	Writedowns/ Reinstatements	Depreciation	Total
Land and buildings						
. non-industrial buildings		13	(12,084)		(181)	(12,252)
. industrial buildings		26,438	(242,866)	(3,499)	(86,686)	(306,613)
	0	26,451	(254,950)	(3,499)	(86,867)	(318,865)
Plant and machinery		1,505,584	(300,376)	(17,602)	(2,295,904)	(1,108,298)
Manufacturing and distribution equipment		2,613	(2,626)		(16,002)	(16,015)
Other fixed assets		19,450	(3,472)		(55,102)	(39,124)
Construction in progress and advances to suppliers	1,674,275	(1,554,098)	(51,224)			68,953
Total	1,674,275	0	(612,648)	(21,101)	(2,453,875)	(1,413,349)

(a) Broken down as follows:

	Cost	*Upward adjustments*	*Writedowns*	*Accumulated depreciation*	*Net value*
Land and buildings					
. non-industrial buildings	*(13,133)*	*(479)*		*1,528*	*(12,084)*
. industrial buildings	*(341,874)*	*(70,332)*	*198*	*169,142*	*(242,866)*
	(355,007)	*(70,811)*	*198*	*170,670*	*(254,950)*
- of which contributions of business segments	*(337,032)*	*(68,508)*		*165,594*	*(239,946)*
- of which non-industrial buildings	*(555)*	*(304)*		*150*	*(709)*
- of which industrial	*(336,477)*	*(68,204)*		*165,444*	*(239,237)*
Plant and machinery	*(1,763,662)*	*(40,690)*	*1,037*	*1,502,939*	*(300,376)*
- of which contributions of business segments	*(753,517)*	*(1)*		*498,373*	*(255,145)*
Manufacturing and distribution equipment	*(26,455)*			*23,829*	*(2,626)*
- of which sales and contributions of business segments	*(22,087)*			*19,157*	*(2,930)*
Other fixed assets	*(83,695)*	*(18)*		*80,241*	*(3,472)*
- of which sales and contributions of business segments	*(25,474)*			*17,848*	*(7,626)*
Construction in progress and advances to suppliers	*(51,224)*				*(51,224)*
- of which contributions of business segments	*(50,456)*				*(50,456)*
Total	*(2,280,043)*	*(111,519)*	*1,235*	*1,777,679*	*(612,648)*
- of which sales and contributions of business segments	*(1,188,566)*	*(68,509)*	*0*	*700,972*	*(556,103)*

(in thousands of euro)	12/31/2002 Cost	Upward adjustments	Writedowns	Accumulated depreciation	Total
Land and buildings					
. non-industrial buildings	21,251	811		(1,030)	21,032
. industrial buildings	1,897,324	393,916	(5,157)	(1,128,509)	1,157,574
	1,918,575	394,727	(5,157)	(1,129,539)	1,178,606
Plant and machinery	46,091,549	744,364	(727,730)	(35,415,893)	10,692,290
Manufacturing and distribution equipment	835,240			(823,302)	11,938
Other fixed assets	578,697	4,294		(519,280)	63,711
Construction in progress and advances to suppliers	731,490			0	731,490
Total	50,155,551	1,143,385	(732,887)	(37,888,014)	12,678,035

Acquisitions of fixed assets are managed using specific work orders, recorded in "construction in progress and advances to suppliers". The reclassifications refer to fixed assets that went into use during the year. *In 2002, the acquisitions of fixed assets from subsidiaries, affiliated companies and parent companies amounted to euro 371,995 thousand and referred almost entirely to the acquisition of telephone exchanges from Italtel (euro 341,428 thousand).*
Furthermore, transactions with other related parties totaled euro 32,152 thousand and referred to the purchases of network cables from Pirelli.
The reduction in the gross value of fixed assets due to transactions for the contribution and sale of business segments totaled euro 1,257,075 thousand (of which euro 791,415 thousand related to the contribution of the "International Wholesale Service" business segment to Telecom Italia Sparkle and euro 431,703 thousand in connection with the contribution of the "Asset Management" business segment to Tiglio II). The relative accumulated depreciation amounted to euro 700,972 thousand (of which euro 486,311 thousand was for the contribution to Telecom Italia Sparkle and euro 186,634 thousand for the contribution to Tiglio II).

Accumulated depreciation at December 31, 2002, as a whole, was considered sufficient in relation to the remaining period of utilization of the assets, determined on the basis of the estimated useful lives of the installations making up the domestic telecommunications network. Depreciation is calculated by the rates used in the previous year. Accumulated depreciation, net of writedowns, covered 74.9% of fixed assets at December 31, 2002, compared to 72.5% at December 31, 2001.

At December 31, 2002, the upward adjustments made to fixed assets in 1952, 1975, 1983 and 1991 as well as those made under Law No. 823/1973 have been depreciated by an average of 80%.

The Company has fixed assets purchased through lease contracts stipulated at market terms with its affiliate Teleleasing and with Intesa BCI, as disclosed in the memorandum accounts and related notes. Had these contracts been accounted for using the financial method, entries would have been made in the statement of income for the interest on the financed principal and for the depreciation charge attributable to the leased assets and assets would have been recorded in fixed assets and the residual debt under liabilities. The use of this method, however, would have had no material economic effect on the financial statements.
In January 2003, the Company proceeded to purchase the buildings leased from Teleleasing under financial leasing contracts before the expiration date.

Long-term investments ***euro 15,597,488 thousand***

(euro 18,370,044 thousand at December 31, 2001)

Long-term investments decreased by euro 2,772,556 thousand compared to December 31, 2001. They comprise the following:

(in thousands of euro)	12/31/2002	12/31/2001
Equity investments in:		
• subsidiaries	14,399,646	17,659,160
• affiliated companies	388,273	386,923
• other companies	55,233	24,327
	14,843,152	**18,070,410**
Advances on future capital contributions		
	166,184	**78,896**
Accounts receivable:		
• subsidiaries	60,000	60,000
• affiliated companies	117,406	-
• other receivables	123,533	160,738
	300,939	**220,738**
Treasury stock	**287,213**	**-**
Total	**15,597,488**	**18,370,044**

Equity investments *euro 14,843,152 thousand*

Annex 1 presents the changes in each investment during the period together with the corresponding amount at the beginning of the year and at December 31, 2002. Overall, investments in subsidiaries, affiliates and other companies decreased by euro 3,227,258 thousand compared to December 31, 2001, as shown below:

(in thousands of euro)		
Increases:		
• **Subscription to capital increases, recapitalizations and loss coverage of:** Tiglio I (185,985), TILAB (5,600), IN.TEL.AUDIT (1,500), Emsa Servizi (7,001), Nordcom (2,062), Stream (233,541), TI Sparkle (92,696), Edotel (8,436), Telegono (413), Sistemi Formativi Confindustria (12), I.T. Telecom (376), EPIClink (60,254), Netesi (29,182), TI Austria (650), TI United Kingdom (602), Telecom Italia of North America (9,730) Telecom Italia America Latina (11,100), Consorzio Energia Gruppo Telecom Italia (5), Telecom Italia Capital (6,826), TE.SS (1,368), Telenergia (40), IMSER 60 (60), Consorzio TOPIX (100) and Mediocredito Centrale (36,018).		693,557
• **Subscription to shares** of **I.T. Telecom** following the contribution in kind, to the same company, of the investments in Netsiel, Telesoft, Saritel and Sodalia.		142,906
• **Subscription to shares of TI Sparkle** (ex TMI - Telemedia International Italia) following the contribution, to the same company, of the "International Wholesale Services" business segment.		697,768
• **Final share capital purchase** from payments against future capital increases in investments relating to Telecom Italia International (78,896) and Tiglio I (26).		78,922
• **Subscription to quotas of Tiglio II** following the contribution, to the same company, of the "Asset Management" business segment.		74,281
• **Subscription to shares of Softe** following the contribution, to the same company, of the investment in TI Media.		51,005
• **Subscription to shares of TI Finance (ex TI Web)** following the contribution, to the same company, of the investment in Softe.		8,050
• **Acquisition of investment in EMSA** following the partial non-proportional spin-off of IM.SER		126,118
Total increases	**(A)**	**1,872,607**

JJ 00542

Decreases:		
• **Sale/reduction of shares/quotas in:** IMMSI (18,228), Emsa (155,494), Telespazio (80,444), Telemaco Immobiliare (75,798), Consorzio Stet Italia 90 Group (41), Telimm (18), Sistemi Formativi Confindustria (12), IMSER 60 (1).		330,036
• **Writedown for losses of value charged to the statement of income to the following investments:** Seat Pagine Gialle (2,690,503), Telecom Italia International (1,101,893), Stream (246,355), Finsiel (115,000), Netesi (31,227), Nordcom (26,902), Nortel Inversora (19,114), Latin American Nautilus (15,054), I.T. Telecom (26,959), Telecom Italia of North America (1,337), TILAB (38,468), Telecom Italia America Latina (695), TI Finance (ex TI Web) (16,413), Telecom Italia Learning Services (884) and Cartesia (516).		4,331,320
• **Writedown for losses of value covered by the reserve for losses of subsidiaries and affiliated to the following investments:** Fratelli Alinari (2,400), TI Sparkle (ex TMI - Telemedia International Italia) (5,698), Emsa Servizi (2,001), Eurescom (9), Telecom Italia America Latina (6,941), Telecom Italia Capital (4,438), Softe (42,955), Consorzio RES (155) and Ertico (1).		64,598
• **Investments contributed to I.T. Telecom:** Netsiel (108,486), Telesoft (12,550), Saritel (17,783) and Sodalia (4,087).		142,906
• **Investments contributed to TI Sparkle:** TI Austria (1,835), TI Belgium (3,000), TI France (10,308), TI Germany (9,325), TI Netherlands (3,518), TI Spain (703), TI Switzerland (2,631), TI United Kingdom (4,305) and Telecom Italia of North America (10,207).		45,832
• **Partial non-proportional spin-off** of IM.SER to EMSA and IMSER 60.		126,118
• **Contribution of the investment in TI Media to Softe**		51,005
• **Contribution of the investment in Softe to TI Finance (ex TI Web)**		8,050
Total decreases	**(B)**	**5,099,865**
Net change for the year	**(A-B)**	**(3,227,258)**

In particular:

- writedowns were made to the investment held in Telecom Italia International by euro 1,101,893 thousand mainly for the expenses connected with the sale of 9Telecom to LDCom (euro 388,328 thousand), for the loss on the sale of Telekom Austria (euro 187,951 thousand), for the writedown of Netco Redes (euro 102,727 thousand) and for the writeoff of the carrying value of the investment in Nortel Inversora (euro 37,000 thousand);
- writedowns were made to the investment held in Seat Pagine Gialle by euro 2,690,503 thousand following the adjustment of the shares of this company to market value as a result of the decision, taken in conjunction with the re-definition of Telecom Italia Group's strategy, of no longer considering the "Directories" business of Seat Pagine Gialle to be of strategic interest to the Group. The adjustment of the aforementioned shares (recorded in the financial statements at a carrying value of euro 1.11 per shares) was made on the basis of the average market price of the shares over the last six months of 2002 (euro 0.668);
- writedown of the investment in Finsiel by euro 115,000 thousand. Since the company realized gains on the sale of Lottomatica and Sogei in 2002, the Board of Directors of Finsiel submitted a motion to the Shareholders' Meeting for the payment of dividends including the aforementioned gains. Since Telecom Italia, as usual, recorded the dividends from subsidiaries on the maturity principle in 2002, effect was given to the writedown;
- under the project for the reorganization of the Information Technology Group BU, Telecom Italia, in June, subscribed to 14,370,600 I.T. Telecom shares of par value euro 5 each and the share premium capital of euro 4.944 by contributing – at book value – the investments held in Netsiel (68.65%), Saritel (100%), Sodalia (100%) and Telesoft (60%). The total amount of the contribution was euro 142,906 thousand;
- on August 1, 2002, Telecom Italia proceeded to sell the 40% investment held in Telemaco Immobiliare to Mirtus, a company indirectly controlled by the American real estate fund Whitehall, promoted by the Goldman Sachs Group;
- on December 18, 2002, Telecom Italia subscribed to the capital increase of 2,269,774 shares of TI Sparkle (ex TMI – Telemedia International Italia) at the par value of euro 50 each for a total of euro 697,768 thousand (of which euro 584,279 thousand was for the share premium), by contributing, to the same company, the "International Wholesale Services" business segment in the Domestic

Wireline BU. This contribution also included the investments held by Telecom Italia in: TI Austria, TI Belgium, TI France, TI Germany, TI Netherlands, TI Spain, TI Switzerland, TI United Kingdom and Telecom Italia of North America;

- under the "Progetto Tiglio", details of which are provided in the report on operations, the following corporate transactions took place:
  - ✓ on October 24, 2002, the partial non-proportional spin-off of IM.SER to EMSA and IMSER 60. As a result of this transactions, EMSA, a 100%-owned subsidiary of Telecom Italia, received 40% of the shareholders' equity at December 31, 2001 of IM.SER and IMSER 60 received the remaining 60%. After this transaction, Telecom Italia's investment in EMSA was equal to euro 155,494 thousand;
  - ✓ on October 29, 2002, the sale of the investments in EMSA to OMS 2 at a price of euro 219,665 thousand, with a gain of euro 69,524 thousand, and in TELIMM to MSMC Immobiliare;
  - ✓ on October 29, 2002, the subscription to quotas amounting to a 36.74% interest in the share capital of Tiglio I for a total of euro 185,985 thousand, of which euro 184,074 thousand is a share premium, and advances on future capital contributions of euro 26 thousand. This advance was converted into share capital in December, raising the total ownership to 36.85% of share capital;
  - ✓ on October 29, 2002, the subscription to quotas amounting to 49.47% of the share capital of Tiglio II by contribution of the "Asset Management" business segment at market value, with a gain of euro 126,355 thousand;
- on November 22, 2002, the sale of the investment in IMMSI to Omniapartecipazioni at a price of euro 68,310 thousand, with a gain of euro 50,206 thousand;
- on November 29, 2002, the sale of the investment in Telespazio to Finmeccanica at a price of euro 127,210 thousand, with a gain of euro 46,767 thousand;
- on December 16, 2002, the merger of TI Media and Softe by contribution of the shareholders' equity in TI Media to Softe in exchange for the issue of 36,936,740 shares of par value euro 4.07 by the latter company to Telecom Italia, shareholder of TI Media. Subsequent merger of the "new" Softe and TI Web against the issue of 3,193,533 shares of par value US $10 by the latter company to Telecom Italia, shareholder of Softe. The new company thus formed took the name of Telecom Italia Finance;
- at December 31, 2002, the Seat Pagine Gialle shares loaned to Morgan Stanley numbered 58,000,000.
  In February and March, all the Seat Pagine Gialle shares on loan to Morgan Stanley were returned;
- certain investments in subsidiaries and affiliated companies are recorded at an amount in excess of the corresponding share of the underlying shareholders' equity, net of dividends and after consolidation adjustments. These investments are maintained at their carrying values since they are expected to show future earnings and their assets are worth more than their respective book values.

A comparison between the market price of listed shares at December 31, 2002 and their carrying value shows an unrealized gain of euro 15,888 million. Further details are given in Annex 3.

Advances on future capital contributions *euro 166,184 thousand*

Advances on future capital contributions increased by euro 87,288 thousand compared to December 31, 2001, following payments made to I.T. Telecom for the acquisitions, from Finsiel, of the interests in the companies Netsiel, Telesoft and Netikos (euro 83,401 thousand) and, from Olivetti, of the interest in Webegg (euro 57,500 thousand). Furthermore, euro 78,896 thousand was converted into capital and referred to advances made in previous years to Telecom Italia International for the acquisition of foreign investment holdings.

Accounts receivable *euro 300,939 thousand*

Accounts receivable increased by euro 80,201 thousand compared to December 31, 2001, and are analyzed as follows:

(in thousands of euro)	**12/31/2001**	**Changes during the year**				**12/31/2002**
		Disbursements	Reimburse-ments	Reclassifications/ Other	Total	
Subsidiaries	**60,000**	-	-	-	-	**60,000**
Affiliated companies	-	117,406	-	-	117,406	**117,406**
Other receivables	**160,738**	21,690	(56,029)	(2,866)	(37,205)	**123,533**
Total	**220,738**	**139,096**	**(56,029)**	**(2,866)**	**80,201**	**300,939**



Subsidiaries euro 60,000 thousand

Accounts receivables from subsidiaries refer to a loan made in 2001 to *Stet Hellas for the acquisition of UMTS licenses.*

Affiliated companies euro 117,406 thousand

Accounts receivable from affiliated companies refer mainly to loans made to the companies *Tiglio I, Tiglio II, Telegono and Mirror International Holding.*

Other receivables euro 123,533 thousand

These mainly refer to:

- the remaining loans receivable from employees (euro 45,306 thousand);
- the prepayment of the tax on the reserve for employee termination indemnities (euro 71,350 thousand), required under Law No. 662 of December 23, 1996 and subsequent amendments, revalued as required by law.

As regards accounts receivable included in long-term investments, the portion due within and beyond five years is presented in the attached Annex 4, as required by art. 2427, point 6, of the Italian Civil Code.

Treasury stock euro 287,213 thousand

"Treasury stock" purchased up to December 31, 2002 totaled 5,280,500 ordinary shares and 45,647,000 savings shares, for an equivalent amount of euro 287,213 thousand. Moreover, the Telecom Italia Ordinary Shareholders' Meeting on November 7, 2001, in authorizing the Board of Directors of the Company to buy-back ordinary and/or savings shares for a maximum amount of euro 1,500,000,000, within the limits established by law, also authorized the directors to dispose of, for an unspecified period of time, the shares purchased for any stock option plans.

* * * * *

As required by Article 10 of Law No. 72/1983 the table below sets forth a breakdown of upward adjustments by type of asset held at December 31, 2002.

(in thousands of euro)

Description	Fixed assets						Investments	
	Land and buildings	*Plant and machinery*	*Manufacturing and distribution equipment*	*Other assets*	*Construction in progress and advances to suppliers*	*Total*	*Subsidiaries*	*Affiliates*
Historical cost of additions to 12/31/2001:								
. Upward adjustments under special laws	**690,902**	**2,002,718**	**-**	**7,865**	**-**	**2,701,485**	**768,400**	**2,417**
• Not adjusted	**1,227,673**	**44,047,415**	**835,240**	**570,832**	**731,490**	**47,412,650**	**20,274,670**	**654,872**
Total	**1,918,575**	**46,050,133**	**835,240**	**578,697**	**731,490**	**50,114,135**	**21,043,070**	**657,289**
Upward adjustments:								
. under Law No. 74 of 2/11/1952	**212**	**-**	**-**	**-**	**-**	**212**	**374**	**-**
. under Law No. 823 of 12/19/1973	**1,084**	**-**	**-**	**-**	**-**	**1,084**	**546**	**-**
• under - Law No. 576 of 12/2/1975	**20,605**	**27,650**	**-**	**475**	**-**	**48,730**	**12,653**	**-**
• under Law No. 72 of 3/19/1983	**161,800**	**716,714**	**-**	**3,819**	**-**	**882,333**	**84,820**	**1,424**
. under Law No. .413 of 12/30/1991	**211,026**	**-**	**-**	**-**	**-**	**211,026**	**-**	**-**
• voluntary adjustment made in 1981	**-**	**-**	**-**	**-**	**-**	**-**	**38,012**	**-**
Total	**394,727**	**744,364**	**-**	**4,294**	**-**	**1,143,385**	**136,405**	**1,424**
Grand total	**2,313,302**	**46,794,497**	**835,240**	**582,991**	**731,490**	**51,257,520**	**21,179,475**	**658,713**

CURRENT ASSETS

Inventories **euro 69,572 thousand**
(euro 76,894 thousand at December 31, 2001)

Inventories, which decreased by euro 7,322 thousand compared to December 31, 2001, consist of "contract work in process" (euro 16,868 thousand) and "merchandise" (euro 52,704 thousand).

Accounts receivable **euro 9,632,258 thousand**
(euro 9,220,393 thousand at December 31, 2001)

Accounts receivable increased by euro 411,865 thousand compared to December 31, 2001. A breakdown and the changes that occurred during the year are given in the table below:

	12/31/2001	**Changes during the year**				**12/31/2002**
(in thousands of euro)		Utilizations	Provisions	Other	Change	
Trade accounts receivable	4,548,154				(446,824)	4,101,330
. allowance for doubtful accounts	(306,500)	225,682	(299,642)	32,598	(41,362)	(347,862)
Total trade accounts receivable	**4,241,654**				(488,186)	**3,753,468**
Accounts receivable from subsidiaries	2,214,020				617,103	2,831,123
. allowance for doubtful accounts of subsidiaries	(17,100)		(17,400)		(17,400)	(34,500)
Total accounts receivable from subsidiaries	**2,196,920**				599,703	**2,796,623**
. of which financial receivables	*496,989*				*1,403,610*	*1,900,599*
Accounts receivable from affiliated companies	324,870				(171,560)	153,310
. allowance for doubtful accounts of affiliated companies	(13,300)	13,300	(61,790)		(48,490)	(61,790)
Accounts receivable from affiliated companies	**311,570**				(220,050)	**91,520**
. of which financial receivables	*122,490*				*(121,769)*	*721*
Accounts receivable from parent companies	**1,090**				153	**1,243**
Other receivables	**2,469,159**				520,245	**2,989,404**
. Government and other public entities for grants and subsidies	1,265				-	1,265
. deferred tax assets	509,094				1,079,945	1,589,039
. other receivables	1,958,800				(559,700)	1,399,100
Total	**9,220,393**				411,865	**9,632,258**

Trade accounts receivable *euro 3,753,468 thousand*
Trade accounts receivable are shown net of the relative allowance accounts (euro 347,862 thousand, of which euro 299,642 thousand were provided in the year) and decreased by euro 488,186 thousand. They included euro 685,732 thousand of receivables from other wireline and mobile telecommunications carriers.
Following the contribution of Telecom Italia's "International Wholesale Services" business segment to Telecom Italia Sparkle on December 31, 2002, on that date, receivables from foreign correspondents were transferred to the latter company totaling euro 579,188 thousand, net of the related allowance for doubtful accounts of euro 32,598 thousand.
The securitization and factoring of receivables led to a reduction in trade accounts receivable at December 31, 2002 of euro 1,031,309 thousand.

Accounts receivable from subsidiaries *euro 2,796,623 thousand*
Accounts receivable from subsidiaries increased by euro 599,703 thousand, compared to December 31, 2001, and include trade, financial and other receivables.
The financial receivables, equal to euro 1,900,599 thousand, reflect current account transactions carried out at market rates for cash management purposes and short-term loans granted principally to *TIM (euro 1,252,321 thousand), TILAB (euro 174,460 thousand) and I.T. Telecom (euro 329.033 thousand).*



Trade accounts receivables (euro 453,164 thousand) related to TLC services rendered mainly to *TIM (euro 201,657 thousand), Seat Pagine Gialle (euro 29,667 thousand), Path.Net (euro 50,684 thousand)* and management fees from *Telecom Italia International (euro 48,899 thousand net of the relative allowance for doubtful accounts of euro 34,500 thousand, set aside for uncollectible receivables by Telecom Italia International from Telekom Srbija).* Other receivables (euro 442,860 thousand) represent accrued dividends from *subsidiaries (euro 333,536 thousand, the details of which are shown in the note on "income from equity investments" in the statement of income*, and other receivables connected with the Group's VAT settlement system (euro 87,863 thousand).

Accounts receivable from affiliated companies *euro 91,520 thousand*

Accounts receivable from affiliated companies decreased by euro 220,050 thousand compared to December 31, 2001, and mainly refer to financial and trade accounts receivable.

Financial receivables, equal to euro 721 thousand, consisted almost entirely of the loan receivable from *Stream (euro 27,887 thousand)* that is nearly completely covered by the allowance for doubtful accounts *of euro 27,166 thousand that was set aside purposely.* Trade accounts receivable (euro 83,239 thousand) refer to TLC services rendered principally to *Stream (euro 33,768 thousand)* and TLC products sold to *Teleleasing (euro 37,703 thousand).* Other receivables (euro 7,560 thousand) mainly refer to *Stream (euro 34,689 thousand)* - following the enforcement of the guarantee provided by Telecom Italia, at the time of the sale of Italtel, on receivables of the latter from Stream – almost entirely covered by the relative allowance for doubtful accounts, and receivables from Tiglio I (euro 5,707 thousand).

Accounts receivable from parent companies *euro 1,243 thousand*

These accounts receivable are trade in nature and are receivable from the parent company *Olivetti.*

Other receivables *euro 2,989,404 thousand*

Government and other public entities for grants and subsidies euro 1,265 thousand

These consist of the receivable from the Ministry of Industry, Commerce and Handicrafts for grants to defray the costs incurred for the realization of the telecommunications installations in Southern Italy.

Deferred tax assets euro 1,589,039 thousand

These are shown net of the reserve for deferred taxes (euro 215,680 thousand). The main items which gave rise to deferred tax assets are tax credits on dividends accrued but not yet received and provisions to the reserves for risks and charges. Deferred tax assets include the effects of applying Legislative Decree No. 209/2002, as well as the amendments made upon its conversion into Law No. 265/2002.

At December 31, 2002, about euro 305 million of deferred tax assets have not been recorded since their future recovery is not assured.

The balance of deferred tax assets and liabilities was made up as follows:

	12/31/2002				12/31/2001			
	Amount due				Amount due			
(in thousands of euro)	Within 1 year	From 2 to 5 years	Beyond 5 years	Total	Within 1 year	From 2 to 5 years	Beyond 5 years	Total
Deferred tax assets	932,309	872,410	-	**1,804,719**	988,499	108,831	-	**1,097,330**
Reserve for deferred taxes	(193,998)	(21,682)	-	**(215,680)**	(573,895)	(14,341)	-	**(588,236)**
Net balance	738,311	850,728	-	**1,589,039**	414,604	94,490	-	**509,094**

JJ 00547

Other receivables euro 1,399,100 thousand

Other receivables decreased by euro 559,700 thousand compared to December 31, 2001 and can be analyzed as follows:

(in thousands of euro)	12/31/2002	12/31/2001
. receivables from the Tax Administration	390,167	986,212
. receivables relating to personnel	145,559	114,335
. transaction for the loan of securities	175,872	235,552
. customer payments in transit with the banking and postal banking system	94,281	89,670
• receivable from TISV for the "Deferred Purchasing Price"	369,958	308,049
• other items	223,263	224,982
Total	**1,399,100**	**1,958,800**

In particular, the receivables from the Tax Administration fell by euro 596,045 thousand, mainly due to lower receivables for direct income taxes and the VAT receivable positions that were transferred to the parent company Olivetti.

The contra-entry to transactions for the loan of securities, described under "Investments" in the accounting policies, is in "Other liabilities". As previously pointed out, in February and March 2003, all the Seat Pagine Gialle shares loaned to Morgan Stanley were returned. Therefore, as of March 7, 2003, there are no Seat Pagine Gialle shares surrendered under contracts for the loan of securities.

Short-term financial assets ***euro 165,283 thousand***

(euro 240,457 thousand at December 31, 2001)

The composition and changes during the year are shown in the following table:

(in thousands of euro)	12/31/2001	Changes during the year				12/31/2002
		Acquisitions	Sales/Reimbursements	Writedowns/ Reinstatements	Total	
Equity investments in subsidiaries	**240,457**	10,739	(10,711)	(75,202)	(75,174)	**165,283**
Total	**240,457**	**10,739**	**(10,711)**	**(75,202)**	**(75,174)**	**165,283**

"Equity investments in subsidiaries" refer to the value of *TIM and Seat Pagine Gialle* ordinary shares, purchased for later trading.

Further details are provided in Annex 3.

Liquid assets ***euro 235,538 thousand***

(euro 80,613 thousand at December 31, 2001)

Liquid assets increased by euro 154,925 thousand compared to December 31, 2001 mainly for a guarantee provided by Royal Bank of Scotland on behalf of Mediobanca in the interest of IS Tim.

(in thousands of euro)	12/31/2002	12/31/2001
Bank and postal accounts	235,045	80,220
Checks	15	9
Cash and valuables on hand	478	384
Total	**235,538**	**80,613**

Accrued income and prepaid expenses **_euro 479,926 thousand_**
(euro 695,039 thousand at December 31, 2001)

These decreased by euro 215,113 thousand compared to December 31, 2001 and include the following:

(in thousands of euro)	12/31/2002	12/31/2001
Issue discounts and similar charges	40,952	25,097
Accrued income		
. financial income	9,669	11,944
	9,669	11,944
Other prepaid expenses		
. production costs	44,147	54,652
. financial expense	4,227	4,715
. other	380,931	598,631
	429,305	657,998
Accrued income and other prepaid expenses	438,974	669,942
Total	**479,926**	**695,039**

Issue discounts and similar charges *euro 40,952 thousand*

"Issue discounts and similar charges" increased by euro 15,855 thousand compared to December 31, 2001 owing to the issue, at below face value, of a new note on the market. See also the comment on "Debentures" in the liabilities. They also include consulting expenses incurred to connection with the transaction.

Accrued income and other prepaid expenses *euro 438,974 thousand*

Accrued income mainly includes the interest (euro 3,864 thousand) subsidized until 1991 by the government under Law No. 67/1988, equivalent to three percentage points of the cost of the loans which replaced those assigned to the Company, through Cassa Depositi e Prestiti, under Law No. 887/1984, interest income from subsidiaries and affiliated companies (euro 2,424 thousand) and income on derivative financial instruments (euro 1,384 thousand).
Prepaid expenses mainly pertain to building rents (euro 32,806 thousand) and financial expenses *(euro 380,919 thousand) relating to Telecom Italia International* for the deferral of the put option on Seat Pagine Gialle shares. See also "Purchases and sales commitments" in the memorandum accounts.

***

A breakdown of receivables and accrued income by maturity and type is given in Annex 4.

BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS' EQUITY

Shareholders' equity ***euro 10,955,270 thousand***
(euro 15,870,654 thousand at December 31, 2001)

Shareholders' equity decreased by euro 4,915,384 thousand, compared to December 31, 2001; the table below shows the changes that occurred during the year:

	12/31/2001	Changes during the year				12/31/2002
(in thousands of euro)		Appropriation of 2001 net income	Other changes	Net loss for the loan	Total	
Share capital	**4,023,061**	-	756	-	756	**4,023,817**
Additional paid-in capital	**1,812,283**	-	1,226,091	-	1,226,091	**3,038,374**
Reserves for inflation adjustments under						
. Law No. 72 of 3/19/1983	**2,294,720**	-	-	-	-	**2,294,720**
. Law No. 413 of 12/30/1991	**468,944**	-	-	-	-	**468,944**
Legal reserve	**652,026**	7,633	160,341	-	167,974	**820,000**
Reserve for treasury stock in portfolio	-	-	287,213	-	287,213	**287,213**
Other reserves:						
. reserve Law No. 488/92	**118,678**	-	-	-	-	**118,678**
. reserve Law No. 342 of 11/21/2000, art. 14	**716,378**	-	-	-	-	**716,378**
. special reserve	**1,369,062**	-	(1,369,062)	-	(1,369,062)	-
. reserve for capital grants	**471,947**	-	13,756	-	13,756	**485,703**
. reserve, Leg. Decree No. 124/93, ex art. 13	**169**	-	-	-	-	**169**
. miscellaneous reserves	**2,324,722**	-	(2,324,722)	-	(2,324,722)	-
. miscellaneous income reserves	**1,467,854**		(1,122,351)		(1,122,351)	**345,503**
Retained earnings	-	1,147	-	-	1,147	**1,147**
Net income (loss)	**150,810**	(8,780)	(142,030)	(1,645,376)	(1,796,186)	**(1,645,376)**
Total shareholders' equity	**15,870,654**	-	**(3,270,008)**	**(1,645,376)**	**(4,915,384)**	**10,955,270**

Share capital
Share capital amounted to euro 4,023,817 thousand and increased by euro 756 thousand compared to December 31, 2001 as a result of the subscription against payment, by executives of the Group, of 1,375,150 ordinary shares of par value euro 0.55 each, under the stock option plan.

Additional paid-in capital
Additional paid-in capital of euro 3,038,374 thousand increased by euro 1,226,091 thousand, compared to December 31, 2001, as a result of the following transactions:
- ✓ reclassifications of euro 2,159,995 thousand from "miscellaneous reserves" of euro 820,000 thousand to the "legal reserve" as voted by the Ordinary Shareholders' Meeting on December 12, 2002;
- ✓ increase of euro 8,582 thousand to service the aforementioned stock option plan;
- ✓ reclassification to the "reserve for treasury stock in portfolio" of euro 122,486 thousand for the purchases, made between October 1, and December 31, 2002, of 833,500 ordinary shares of treasury stock at the average price of euro 7.69 and 22,607,000 savings shares of treasury stock at the average price of euro 5.20 under the buy-back program authorized by the Ordinary Shareholders' Meeting on November 7, 2001.

Legal reserve
The legal reserve amounted to euro 820,000 thousand and increased by euro 167,974 thousand as a result of the following changes:
- ✓ reclassification of euro 820,000 thousand from "additional paid-in-capital" as described above;
- ✓ reclassification of euro 659,659 thousand to "miscellaneous reserves" – which, at the same time, were renamed "miscellaneous income reserves" – as voted by the Ordinary Shareholders' Meeting on December 12, 2002;

✓ appropriation of 5.1% of 2001 profits as voted by the Ordinary Shareholders' Meeting of May 7, 2002.

Reserve for treasury stock in portfolio
This reserve totaled euro 287,213 thousand. The amount referred to the following:
✓ reclassification of euro 164,727 thousand from "miscellaneous reserves" and purchases, between January 1 and September 30, 2002, of 4,447,000 ordinary shares of treasury stock at an average price of euro 8.30 and 23,040,000 savings shares of treasury stock at an average price of euro 5.55 under the buy-back program authorized by the Ordinary Shareholders' Meeting on November 7, 2001;
✓ reclassification of euro 122,486 thousand from the "reserve for treasury stock in portfolio" for the aforementioned purchases of treasury stock during the period October 1, to December 31, 2002.

Special reserve
The special reserve showed a nil balance after the distribution of the entire reserve to shareholders as voted by the Ordinary Shareholders' Meeting on May 7, 2002.

Reserve for capital grants
The reserve for capital grants totaled euro 485,703 thousand and increased by euro 13,756 thousand as a result of the transfer, from the "reserves for risks and charges", of the portion of grants received up to December 31, 1992 that became available during the year, in relation to the depreciation of the assets to which such grants refer.

Miscellaneous reserves
Miscellaneous reserves showed a nil balance after the aforementioned reclassifications of euro 2,159,995 thousand to the "reserve for additional paid-in-capital" and euro 164,727 thousand to the "reserve for treasury stock in portfolio".

Miscellaneous income reserves
The reserve came about by renaming "miscellaneous reserves", voted by the Ordinary Shareholders' Meeting on December 12, 2002, and was entirely formed by income reserves. The reserves have been reduced by euro 1,122,351 thousand as a result of the following changes:
✓ euro 795,431 thousand drawn for the distribution to shareholders as voted by the Ordinary Shareholders' Meeting on May 7, 2002;
✓ euro 986,579 thousand drawn for the distribution to shareholders as voted by the Ordinary Shareholders' Meeting on December 12, 2002;
✓ reclassification of euro 659,659 thousand from the "legal reserve" shareholders as voted by the same shareholders' meeting.

Reserves for risks and charges ***euro 3,144,986 thousand***
(euro 1,612,737 thousand at December 31, 2001)

These increased by euro 1,532,249 thousand, compared to December 31, 2001. The composition and changes in these reserves are described as follows:

		Change during the year					
(in thousands of euro)	**12/31/2001**	Provisions	Utilizations	Released to income	Reclassifications/ Other	Total	**12/31/2002**
Reserve for taxes	**116,648**	**178,729**	**(584,280)**	**(528)**	**424,113**	**18,034**	**134,682**
For taxes	116,648	-	(548)	(528)	19,110	18,034	134,682
For deferred taxes	-	178,729	(583,732)	-	405,003	-	-
Other reserves	**1,496,089**	**2,356,792**	**(731,314)**	**(64,827)**	**(46,436)**	**1,514,215**	**3,010,304**
Reserve for litigation	140,625	5,902	(10,938)	-	(5,751)	(10,787)	129,838
Reserve for capital grants	115,513	-	-	-	(13,756)	(13,756)	101,757
Reserve for losses of subsidiaries and affiliates	80,932	71,433	(64,598)	-	-	6,835	87,767
Reserve for corporate restructuring	-	194,614	-	-	(717)	193,897	193,897
Reserve for purchase commitments	568,622	1,941,843	(568,622)	-	-	1,373,221	1,941,843
Reserve for contractual risks and other risks	590,397	143,000	(87,156)	(64,827)	(26,212)	(35,195)	555,202
Total	**1,612,737**	**2,535,521**	**(1,315,594)**	**(65,355)**	**377,677**	**1,532,249**	**3,144,986**

Reserve for taxes *euro 134,682 thousand*

The reserve for taxes increased by euro 18,034 thousand compared to December 31, 2001 and refers entirely to income taxes and other duties and taxes. The reserve for deferred taxes shows a nil balance attributable to the set-off with deferred tax assets.

Other reserves *euro 3,010,304 thousand*

These include the following reserves:

- reserve for litigation (euro 129,838 thousand): this included prudent provisions - charged to various items of the statement of income - for probable expenses in connection with personnel disputes and litigation with third parties which had not yet been settled at the end of the year;
- reserve for capital grants (euro 101,757 thousand): this included the unavailable portion of capital grants received up to December 31, 1992. Utilizations during the year (euro 13,756 thousand) stem from the transfer to shareholders' equity of the portion of the capital grants which became available;
- reserve for losses of subsidiaries and affiliates (euro 87,767 thousand): this included the provisions to account for the losses in excess of the carrying value of certain investments, in particular Telecom Italia Finance (euro 66,902 thousand);
- reserve for corporate restructuring (euro 193,897 thousand): this included the provision (euro 194,614 thousand) for the framework agreement with the labor unions concerning the layoffs for the month of May 2002;
- reserve for purchase commitments (euro 1,941,843 thousand): the amount provided in 2002 related to the forward commitment to purchase Seat Pagine Gialle shares.
  The amount set aside in 2001 for this purpose (euro 568,622 thousand) was completely utilized following the renegotiation of the put and call option exercise price on February 25, 2002, reclassifying the amount to "due to other lenders" under liabilities. In November, this liability was extinguished before the expiration date by paying JP Morgan Chase consideration equal to euro 499,822 thousand, corresponding to the present value of the liability. The transaction had no impact on the statement of income;
- reserve for contractual risks and other risks (euro 555,202 thousand): this included provisions mainly to cover potential regulatory disputes (euro 40,189 thousand), expenses connected with the sale of Italtel (euro 15,000 thousand) and Telespazio (euro 38,200 thousand) and guarantees relating to the reorganization of real estate assets under Progetto Tiglio (euro 29,500 thousand); utilizations referred mainly to guarantees provided by Telecom Italia for the sale of Sirti (euro 21,781 thousand) and Italtel (euro 36,152 thousand); amounts released to income almost entirely referred to the failure to execute the agreement for the sale of Stream to News Corporation and Vivendi Universal/Canal+ (euro 59,360 thousand); reclassifications regarded mainly the transfer to the "allowance for doubtful accounts of affiliated companies" of euro 25,823 thousand to adjust to estimated realizable value, the receivable from Stream arising from the extinguishment of Stream's debt payable to Italtel, guaranteed by Telecom Italia.

Reserve for employee termination indemnities ***euro 968,553 thousand***

(euro 1,025,349 thousand at December 31, 2001)

This reserve decreased by euro 56,796 thousand, compared to December 31, 2001. The following changes took place during the year:

(in thousands of euro)

Balance at December 31, 2001	**1,025,349**
Changes during the year:	
- Provisions charged to income for amounts to fund employee termination indemnities accrued in favor of employees during the year plus the fixed and variable cost-of-living adjustments required under Law No. 297/1982	138,991
- Utilizations for:	
• Indemnities paid to employees who took retirement or resigned during the year	(135,638)
• Advances	(14,566)
• Supplementary benefits (Telemaco)	(17,488)
• Substitute tax on the revaluation of the reserve	(3,572)
- Amounts transferred to/from subsidiaries	(24,523)
Balance at December 31, 2002	**968,553**

JJ 00552

Liabilities ***euro 23,972,750 thousand***

(euro 24,898,003 thousand at December 31, 2001)

Liabilities, which decreased by euro 925,253 thousand compared to December 31, 2001, included the following:

(in thousands of euro)	12/31/2002 Financial accounts payable	Trade accounts payable and other payables	Total	12/31/2001 Financial accounts payable	Trade accounts payable and other payables	Total
Debentures	10,941,662	-	10,941,662	8,250,000	-	8,250,000
Due to banks	3,447,500	-	3,447,500	7,308,420	-	7,308,420
Due to other lenders	502,545	-	502,545	657,777	-	657,777
Advances	-	9,967	9,967	-	2,447	2,447
Trade accounts payable	-	1,855,721	1,855,721	-	2,240,654	2,240,654
Notes payable	20,000	-	20,000	-	-	-
Accounts payable to subsidiaries	2,169,195	1,012,742	3,181,937	1,218,043	1,132,687	2,350,730
Accounts payable to affiliated companies	5,125	150,898	156,023	29,205	215,539	244,744
Accounts payable to parent companies	-	213,969	213,969	-	11	11
Taxes payable	31,920	189,341	221,261	50,162	410,390	460,552
Contributions to pension and social security institutions	-	691,021	691,021	-	767,412	767,412
Other liabilities	181,498	2,549,646	2,731,144	395,266	2,219,990	2,615,256
Total	17,299,445	6,673,305	23,972,750	17,908,873	6,989,130	24,898,003

Debentures *euro 10,941,662 thousand*

Debentures included euro 10,750,000 thousand of notes issued under the "Global Note Program" and euro 191,662 thousand for the issue of notes 2002 – 2022 reserved for subscription by employees, in service and retired, of companies, directly and indirectly, controlled by Telecom Italia with headquarters in Italy. The 20-year notes, with a face value of euro 50 each, issued at the same price, are not listed and can only be negotiated with Telecom Italia. The semi-annual deferred interest is payable on January 1 and July 1 of every year and is indexed at the 6-month Euribor.

Under the "Global Note Program", in February, Telecom Italia issued a new note on the market listed on the Luxembourg stock exchange for euro 2,500,000 thousand in two tranches of euro 1,250,000 thousand each, maturing February 1, 2007 and February 1, 2012.

Due to banks *euro 3,447,500 thousand*

These decreased by euro 3,860,920 thousand compared to December 31, 2001. They comprised medium/long-term debt totaling euro 1,801,152 thousand - of which euro 24,790 thousand is secured by collateral - and short-term borrowings totaling euro 1,646,348 thousand. Of the latter amount, euro 1,035,000 thousand refers to loans taken out to cover temporary liquidity requirements and euro 611,348 thousand to bank overdrafts.

Due to other lenders *euro 502,545 thousand*

These decreased by euro 155,232 thousand compared to December 31, 2001. They consisted of medium/long-term financing (euro 337,927 thousand), referring principally to loans made by the Cassa Depositi and Prestiti (euro 284,268 thousand), and short-term loans payable to TI Securitisation Vehicle S.r.l. for financing funded by the excess liquidity generated by the securitization of receivables (euro 164,618 thousand).

Trade accounts payable *euro 1,855,721 thousand*

These decreased by euro 384,933 thousand compared to December 31, 2001. At December 31, 2002, trade accounts payable due to foreign correspondents (euro 336,542 thousand) were transferred to Telecom Italia Sparkle following the contribution of Telecom Italia's "International Wholesale Services" business segment to the latter company on December 31, 2002.

The balance included euro 259,455 thousand due to other wireline and mobile operators.

Notes payable *euro 20,000 thousand*

There referred to 3-month notes issued by Telecom Italia on October 25, 2002 and subscribed by RAS S.p.A. (euro 10,000 thousand), RAS Asset Management SGR S.p.A. Ras Obbligazionario (euro 2,000 thousand), RAS Asset Management SGR S.p.A. Ras Cedola (euro 2,000 thousand) and RAS Asset Management SGR S.p.A. Ras Monetario (euro 6,000 thousand). The interest rate is equal to 3.52% plus a spread of 0.27% over the Euribor rate. Placement of the notes was carried out by RASFIN SIM S.p.A..

Accounts payable to subsidiaries *euro 3,181,937 thousand*

These increased by euro 831,207 thousand compared to December 31, 2001. They consisted of financial payables, trade accounts payable and other payables. Financial payables (euro 2,169,195 thousand), refer to current account transactions negotiated at market rates for cash management purposes and mainly include accounts payable to *Telecom Italia International (euro 1,200,000 thousand), Seat Pagine Gialle (euro 529,198 thousand) and Finsiel (euro 215,273 thousand).* Trade accounts payable (euro 943,205 thousand) mainly consisted of accounts payable to *TIM (euro 256,975 thousand) and Seat Pagine Gialle (euro 37,962 thousand) for the portion of TLC services invoiced by Telecom Italia to customers, and I.T. Telecom (euro 462,467 thousand) and TILAB (euro 83,398 thousand)* for supply transactions. Other payables (euro 69,537 thousand) primarily referred to *capital contributions paid to the company PathNet (euro 18,074 thousand) and sundry payables to Telecom Italia Sparkle (euro 43,164 thousand).*

Accounts payable to affiliated companies *euro 156,023 thousand*

These decreased by euro 88,721 thousand, thousand, compared to December 31, 2001. They referred to financial payables, trade accounts payable and other payables. Financial payables (euro 5,125 thousand), referred to current account transactions negotiated at market rates for cash management purposes and mainly refer to accounts payable to *Teleleasing (euro 4,830 thousand).* Trade accounts payable (euro 148,908 thousand) mainly referred to payables to *Italtel (euro 112,257 thousand) and Siemens Informatica (euro 20,612 thousand).* Other payables (euro 1,990 thousand) almost entirely regarded amounts due to *Tiglio II.*

Accounts payable to parent companies *euro 213,969 thousand*

Accounts payable to parent companies referred almost entirely to the payable to Olivetti for Group VAT.

Taxes payable *euro 221,261 thousand*

These decreased by euro 239,291 thousand, compared to December 31, 2001, and mainly referred to:

- ✓ the payable to the Italian Treasury for withholding taxes of euro 79,750 thousand;
- ✓ the VAT liability totaling euro 57,459 thousand;
- ✓ medium/long-term taxes payable (euro 31,920 thousand) relative to the agreement reached with the Financial Administration over the assessments received in 2001.

Contributions to pension and social security institutions *euro 691,021 thousand*

These decreased by euro 76,391 thousand compared to December 31, 2001. They included amounts owed to social security and health institutions with regard to personnel. These specifically included euro 590,084 thousand payable to INPS for the remaining balance of the estimated charges assessed for employees of the former ASST pursuant to Law No. 58/1992, described under the accounting policies.

Other liabilities *euro 2,731,144 thousand*

These increased by euro 115,888 thousand compared to December 31, 2001. They included, in particular, liabilities for the:

- ✓ payable to customers totaling euro 1,151,549 thousand, including deposits by subscribers against telephone conversations and basic charges;
- ✓ employee-related items amounting to euro 405,485 thousand;
- ✓ payable for the TLC license fee totaling euro 849,077 thousand. Telecom Italia contested the Ministerial Decree dated March 21, 2000 that introduced Law No. 448/1998, which set forth a new license fee as from January 1, 1999 in lieu of the previous concession fee. Consequently, it did not pay the license fee for the years 2000, 2001 and 2002;
- ✓ loan of Seat Pagine Gialle ordinary shares to Morgan Stanley (euro 175,872 thousand); the contra-entry is to "Other receivables ".

Accrued expenses and deferred income **_euro 1,103,990 thousand_**
(euro 704,209 thousand at December 31, 2001)

These increased by euro 399,781 thousand, compared to December 31, 2001, and included the following:

(in thousands of euro)	12/31/2002	12/31/2001
Accrued expenses		
. production costs	119	3,109
. financial expense	578,929	265,069
	579,048	268,178
Deferred income		
. capital grants (unavailable portion)	132,854	134,975
. production value	389,403	297,368
. financial income	2,685	3,688
	524,942	436,031
Total	1,103,990	704,209

Accrued financial expenses mainly relate to interest accrued on notes (euro 552,592 thousand). Deferred income mainly includes basic charges and rentals of telephone equipment (euro 298,468 thousand), the unavailable portion of capital grants received after December 31, 1992, and financial items mainly connected to loans to employees.

***

An analysis of liabilities and accrued expenses by maturity and type is provided in Annex 5.

MEMORANDUM ACCOUNTS

Memorandum accounts totaled euro 13,613,376 thousand at December 31, 2002 and can be analyzed as follows:

Guarantees provided **euro 10,804,761 thousand**

Guarantees provided consisted of sureties (net of counter-guarantees received totaling euro 1,299,953 thousand), of which euro 10,504,478 thousand were on behalf of subsidiaries, euro 157,028 thousand on behalf of affiliated companies and euro 143,255 thousand on behalf of third parties. The guarantees were given mainly in respect of the notes issued by Sogerim (merged with Telecom Italia Finance) for a total of euro 7,964,500 thousand (part of the Global Note Program which is completely guaranteed by Telecom Italia), other medium/long-term financial transactions, supply contracts and guarantees on bids to acquire licenses abroad.

Purchases and sales commitments ***euro 2,802,362 thousand***

Purchases commitments totaling euro 2,785,119 thousand mainly consisted of commitments for the purchase of Seat Pagine Gialle shares (euro 2,416,642 thousand) relating to the put option on these same shares, described below, the commitment of euro 263,639 thousand for the early purchase of two building complexes under financial leases held by Teleleasing, located in Rome (Parco dei Medici) and Lecce, future lease obligations plus the related purchase options (euro 72,195 thousand), Telecom Italia's five-year commitment with the "Interaction Design Institute" Association of Ivrea (euro 18,889 thousand), the commitment for the purchase, from Pirelli, Camozzi, Evoluzione and Intesa, of the entire interests held by each in EPIClink for euro 9,800 thousand.
Sales commitments of euro 17,243 thousand mainly referred to the agreement with Accenture for the sale of TESS (euro 10,043 thousand) and the agreement with the other shareholders of SITEBA to sell the stake held by Telecom Italia (euro 7,200 thousand).

Put option on Seat Pagine Gialle shares

Under the contract stipulated on March 15, 2000 (as subsequently amended and integrated), Telecom Italia gave Huit II a put option on No. 710,777,200 Seat Pagine Gialle shares at a strike price of euro 4.2 per share. The contract provided for the exercise of such option after the deed of merger between Seat Pagine Gialle and Tin.it was recorded in the Companies Register. Huit II later transferred the put option to JPMorgan Chase Equity Limited (JPCEL, at that time called Chase Equity Limited), together with the ownership of the corresponding Seat Pagine Gialle shares. On December 4, 2000, JPCEL renegotiated the contract with Telecom Italia, extending the period to five years, with the possibility of exercising the option at an earlier date in April and May 2003, 2004 and 2005. The time extension made it possible to defer the financial impact.
Telecom Italia International (at that time called Stet International Netherlands, a wholly-owned subsidiary of Telecom Italia) then purchased from JPCEL, through the Liberator Ltd. trust, a call option on 660,777,200 Seat Pagine Gialle ordinary shares with the same expiry date and strike price as the put option, paying a total premium of euro 747,016,226. Moreover, for the purpose of transferring the effects of this latter transaction to Telecom Italia, a call option was stipulated, with the same features, between the same Telecom Italia and Telecom Italia International.
On February 25, 2002, Telecom Italia concluded the renegotiation of the December 4, 2000 put and call options with the JPMorgan Chase group.
In particular, it was agreed to reduce the price to exercise the aforementioned options from euro 4.2 to euro 3.4 per share; in view of the reduction, Telecom Italia agreed to pay JPMorgan Chase an amount of euro 568,622 thousand at the original expiration date of December 2005, unless Telecom Italia's elected to pay the consideration earlier, in which case the consideration would be discounted to its present value at the time of payment.
It was also agreed to eliminate the right of either party to exercise the options at an earlier date, which therefore expire on December 6, 2005, except for Telecom Italia's right to exercise part of the call options beforehand; the early exercise of the option per tranche, beginning from December 2004, covers 355 million Seat Pagine Gialle shares.
As a result of this renegotiation, the aforementioned expense connected with the revision of the strike price of the options (euro 568,622 thousand) was recorded in the caption "due to other lenders" and had no effect on the statement of income for the period following the utilization of the reserve for risks and charges set aside, for the same amount, at the end of 2001 for the estimated nonrecoverability of the original price of the put option. In November, this liability was extinguished by Telecom Italia at an earlier date by paying JP Morgan Chase consideration equal to euro 499,822 thousand, corresponding to the present value of the liability.
Furthermore, the valuation of the forward commitment to purchase Seat Pagine Gialle shares at the end of 2002 led to a provision in the reserves for risks and charges (other reserves) of euro 1,941,843

thousand. This was to account for the estimated nonrecoverability of the option exercise price as a result of the decision, taken in conjunction with the redefinition of the strategy of the Telecom Italia Group, of no longer considering the "Directories" business of Seat Pagine Gialle to be of strategic interest.

Other memorandum accounts — ***euro 6,253 thousand***

These mainly referred to assets of third parties on loan, on deposit for safekeeping or for similar purposes (euro 5,289 thousand).

***

Moreover:

- the Company issued weak letters of patronage totaling euro 1,154,651 thousand, chiefly on behalf of subsidiaries and affiliated companies to guarantee insurance polices, lines of credit and overdraft arrangements;
- assets held by third parties on loan, on deposit for safekeeping or for similar purposes amounted to euro 253,808 thousand and consisted of equipment leased to customers (euro 238,386 thousand), assets given on loan to the Telcal consortium (euro 50 thousand) and telephone cards owned by the company and held by third parties (euro 15,372 thousand);
- guarantees provided by others for Company obligations totaled euro 2,297,431 thousand and consisted of a guarantee provided by Telecom Italia Finance, in the form of a Direct Participation Letter of Credit (euro 1,940,000 thousand) to JPMorgan Chase Equity Limited to guarantee the performance of the obligations relating to the put option on Seat Pagine Gialle shares, sureties provided to guarantee the proper performance of non-financial contractual obligations (euro 349,931 thousand) and a banking surety (euro 7,500 thousand) provided in order to take part in a bid set up by the Lombardy Region for the Regional Service Card-Health Care Information System;
- the shares of employees and private shareholders deposited at December 31, 2002 with Telecom Italia, and therefore subdeposited with Monte Titoli S.p.A., were equal to euro 67,569 thousand, whereas those awaiting assignment or in the process of being replaced totaled euro 31,168 thousand;
- at December 31, 2002, the expense fund to safeguard the holders of savings shares, set up by resolution of the Shareholders' Meeting on June 21, 1999, amounted to euro 2,176 thousand; the compensation to the common Representative of said shareholders will be paid out of this fund, as voted by the Meeting of the Savings Shareholders on October 31, 2001;
- the total amount of commitments at December 31, 2002 for building rental obligations to be paid to IMSER 60, Tiglio I and Tiglio II, under 21-year contracts was euro 3,817,762 thousand. The amount for each single year is euro 209,218 thousand. Furthermore, Telecom Italia provided guarantees to IMSER 60 for contractual risks on previously sold buildings for a maximum amount of euro 450,000 thousand.

Derivative financial instruments

In 2002, transactions in derivatives mainly regarded the management of debt exposure through the use of instruments to hedge interest rate and exchange rate risks. The following table gives a description of the derivative financial contracts outstanding at December 31, 2002 used to hedge medium/long-term debt positions, compared to those at December 31, 2001.

(in millions of euro)	Notional amount/ Capital exchanged at December 31, 2002	Notional amount/ Capital exchanged at December 31, 2001
Interest rate swaps	1,097	1,437
Cross currency and interest rate swaps	313	390

The following table indicates the notional amount and the average interest rate to be paid/received for interest rate swaps by maturity date.

JJ 00557

(in millions of euro)	Maturity			
	2003	2004	2005	2006
Interest rate swaps:				
Fixed pay rate, variable receive rate:				
• notional amount	568	2	18	=
• weighted average pay rate	3.89%	4.25%	4.71%	=
• received parameter	3 mo. Libor euro	3 mo. Libor euro	3 mo. Libor euro	=
Variable pay rate, variable receive rate:				
• notional amount	=	152	182	175
• paid parameter	=	6 mo. Euribor	6 mo. Euribor	6 mo. Euribor
• received parameter	=	Rolint Robot	Rendint Rendibot Rolint Robot	Rendint Rendibot Rolint Robot

Currency forward agreements hedging exchange rate risks on short-term cash management transactions totaled euro 212 million (euro 311 million at December 31, 2001, of which euro 300 million related to forward rate agreements and euro 11 to currency forward agreements.

STATEMENTS OF INCOME

Production value **_euro 17,292,712 thousand_**
(euro 17,537,266 thousand in 2001)

Production value, which decreased by euro 244,554 thousand compared to 2001, included the captions below.

Sales and service revenues *euro 17,055,185 thousand*

Sales and service revenues decreased by euro 253,881 thousand compared to 2001 and are shown gross of the amount due to other carriers (euro 3,646,360 thousand), which are recorded, for the same amount, in production cost.
A breakdown of sales and service revenues by type of business and geographical area, as required under Article 2427, paragraph 10 of the Italian Civil Code, is provided below:

Breakdown by *type of business*

(in thousands of euro)	2002	2001	Change
Sales:			
- telephone products	251,549	260,207	(8,658)
- other goods	344	3,751	(3,407)
	251,893	**263,958**	(12,065)
Services:			
- Traffic (*):	8,280,672	8,813,352	(532,680)
- Basic charges	7,740,044	7,270,113	469,931
- Activation fees	323,679	259,871	63,808
- Other	458,897	701,772	(242,875)
	16,803,292	**17,045,108**	(241,816)
Total	**17,055,185**	**17,309,066**	(253,881)

Breakdown by *geographical area*

(in thousands of euro)	2002	2001	Change
Italy	15,834,630	15,823,442	11,188
Rest of Europe	691,625	810,590	(118,965)
North America	230,833	231,612	(779)
Central and South America	100,626	215,307	(114,681)
Australia, Africa and Asia	197,471	228,115	(30,644)
Total	**17,055,185**	**17,309,066**	(253,881)

Traffic revenues, in particular, were composed of the following:

(in thousands of euro)	2002	2001	Change
• Traffic by Telecom Italia customers:			
- domestic	5,234,151	6,005,914	(771,763)
- outgoing non-domestic	419,355	482,584	(63,229)
- special services and other	580,947	480,553	100,394
	6,234,453	**6,969,051**	(734,598)
• Traffic by other operators:			
- domestic	1,220,164	1,042,499	177,665
- foreign correspondents	826,055	801,802	24,253
	2,046,219	**1,844,301**	201,918
Total	**8,280,672**	**8,813,352**	(532,680)

Revenues for pre-billed basic charges were composed of the following:

(in thousands of euro)	2002	2001	Change
• Network access	4,390,525	4,073,343	317,182
• TLC operator interconnections	1,043,749	924,581	119,168
- mobile operators	554,581	563,147	(8,566)
- wireline carriers	489,168	361,434	127,734
• Transmission and outsourcing	610,197	675,207	(65,010
• Subscriptions to services	639,103	581,659	57,444
• Maintenance and rental	780,437	822,633	(42,196)
• Discount packages	276,033	192,690	83,343
Total	**7,740,044**	**7,270,113**	469,931

As regards the geographical breakdown of revenues from sales and services, the "Rest of Europe", "North America", "Central and South America" and "Australia, Africa and Asia" referred almost entirely to revenues from traffic to and from these geographical areas.

Transactions for revenues from sales and services with subsidiaries, affiliated companies and parent companies totaled euro 1,308,364 thousand. In particular they refer to:

- *TIM (euro 723,280 thousand) - revenues for mobile-fixed interconnections and lines leased;*
- *Telespazio (euro 87,582 thousand) - sale of satellite capabilities;*
- *Path.Net (euro 82,774 thousand) - TLC services and infrastructures dedicated to the Public Administration;*
- *Seat Pagine Gialle (euro 57,894 thousand) - telecommunications services;*
- *Teleleasing (euro 105,222 thousand) - sales of products;*
- *I.T. Telecom (euro 36,313 thousand) - telecommunications services.*

Transactions for revenues from sales and services with other related parties totaled euro 20,445 thousand and refer to . In particular they refer to telecommunications services provided to Pirelli group (euro 5,448 thousand) and to Edizione Holding group (euro 14,997 thousand).

Changes in inventory of contract work in process — *euro 275 thousand*

Changes in inventory of contract work in process represented the difference between the increase in work in progress and the decrease as a result of completed contracts.

Increases in capitalized internal construction costs — *euro 10,583 thousand*

These consisted entirely of capitalized labor costs. The item increased by euro 4,968 thousand compared to 2001.

Other revenues and income — *euro 226,669 thousand*

Other revenues and income included the following:

(in thousands of euro)	**2002**	**2001**	**Change**
Operating grants	-	278	(278)
Gains on disposal of production assets	1,761	2,532	(771)
Reimbursements for costs of employees on loan at Group companies	31,485	28,734	2,751
Capital grants recorded in income	24,897	29,941	(5,044)
Late payment fees	91,042	95,658	(4,616)
Indemnification, reimbursements and recoveries and other miscellaneous income	77,484	84,760	(7,276)
Total	**226,669**	**241,903**	**(15,234)**

Transactions involving other revenues and income with subsidiaries, affiliated companies and parent companies totaled euro 50,328 thousand. They referred to the recovery of costs for personnel on loan and sundry services, mainly in respect of:

- *TIM (euro 19,922 thousand);*
- *Seat Pagine Gialle (euro 5,356 thousand);*
- *TILAB (euro 4,331 thousand);*
- *I.T. Telecom (euro 4,089 thousand);*
- *Finsiel (euro 2,746 thousand);*

Production cost — ***euro 13,247,421 thousand***

(euro 13,553,981 thousand in 2001)

Production cost, which decreased by euro 306,560 thousand compared to 2001, included the following captions:

Raw materials, supplies and merchandise — *euro 244,546 thousand*

These decreased by euro 56,901 thousand, compared to 2001, mainly due to lower purchases of inventory items.

This item included euro 25,214 thousand of costs incurred on behalf of subsidiaries, affiliated companies and parent companies mainly in reference to Teleleasing (euro 11,423 thousand) per TLC products and Italtel (euro 7,223 thousand) for the maintenance costs of telephone exchanges.

Services *euro 5,906,772 thousand*

Service costs, which decreased by euro 39,189 thousand compared to 2001, included the following:

(in thousands of euro)	2002	2001	Change
Direct service costs	493,645	702,824	(209,179)
Operating costs	1,102,412	1,172,237	(69,825)
Marketing costs	522,738	574,541	(51,803)
Know-how development costs	141,617	81,484	60,133
Amounts due to other carriers	3,646,360	3,414,875	231,485
Total	**5,906,772**	**5,945,961**	**(39,189)**

An analysis of the composition of such costs shows the following:

a) "direct service costs" included the operating and maintenance costs of the TLC network (euro 184,782 thousand), operating and maintenance costs of customer installations (euro 80,193 thousand), public telephone installations (euro 61,867 thousand), the satellite systems (euro 49,164 thousand) and rented products (euro 49,200 thousand);

b) "operating costs" referred to the operating and maintenance costs of buildings, motor vehicles, information systems as well as general expenses. In particular, operating costs included euro 276,919 thousand for information systems, euro 80,024 thousand for the operating and maintenance of buildings and technological plant, euro 143,215 thousand for electricity for buildings and installations; euro 121,811 thousand for indirect personnel costs, euro 32,502 thousand for motor vehicle costs and euro 51,743 thousand for miscellaneous professional services;

c) "marketing costs" included selling expenses, after-sales assistance, customer relations, advertising and promotion. In particular, such costs included euro 148,304 thousand for advertising and promotions, euro 91,198 thousand for outsourcing costs from Postel for printing telephone bills and transportation costs for telephone books, euro 60,411 thousand for trade agreements with Internet Service Providers, euro 170,711 thousand for compensation to dealers and other commercial costs and euro 27,992 thousand for product sales costs;

d) "know-how development costs" consisted mainly of expenditures for studies and research (euro 61,401 thousand) and consulting fees (euro 60,337 thousand);

e) "amounts due to other carriers" mainly comprised euro 2,047,673 thousand due to Italian mobile operators, euro 808,814 thousand to domestic fixed carriers and euro 744,857 thousand to foreign correspondents.

The costs for services included euro 2,131,465 thousand regarding transactions with subsidiaries, affiliated companies and parent companies. They referred, in particular, to:

- *TIM (euro 1,292,480 thousand) - amounts due for telecommunications services;*
- *I.T. Telecom (euro 324,078 thousand) - operating information systems;*
- *Seat Pagine Gialle (euro 86,851 thousand), Etec S.A. (euro 39,291 thousand), Entel Chile (euro 37,089 thousand) - TLC services;*
- *TILAB (euro 52,145 thousand) - studies and research costs;*
- *Telespazio (euro 37,277 thousand) - use of satellite circuits;*
- *TESS (euro 25,819 thousand) - outsourcing of administration requirements for personnel.*

Use of property not owned *euro 599,807 thousand*

Use of property not owned, which decreased by euro 19,692 thousand, compared to 2001, included mainly "service costs " of euro 187,879 thousand (for the lease of TLC lines and satellite systems), and "operating costs" of euro 411,928 thousand (for building rentals, building and vehicle leases and equipment rentals). As regards lease installments, principal and interest totaled, respectively, euro 19,123 thousand and euro 19,393 thousand.

This item comprised euro 250,392 thousand of costs for the use of property not owned relating to subsidiaries, affiliated companies and parent companies. They regarded, in particular:

- *IM.SER (euro 152,553 thousand), Telemaco Immobiliare (euro 36,776 thousand) and Tiglio I (euro 16,682 thousand) - building rentals;*
- *Teleleasing (euro 34,795 thousand) - mainly building leases.*

Personnel *euro 2,582,956 thousand*

Personnel costs decreased by euro 61,284 thousand. They comprised "wages and salaries" (euro 1,823,410 thousand), "social security contributions" (euro 577,147 thousand), "termination indemnities" (euro 138,991 thousand) and "other costs" (euro 43,408 thousand). Personnel costs include the costs of employees on loan to other Group companies (euro 31,485 thousand) and recovered from the same Group companies and the income from the recovery of such costs is recorded in "*Other revenues and income*".
A comparative breakdown of the average number of employees by professional category is given below:

	2002	2001	Change
Executives	948	1,005	(57)
Middle management	1,688	1,655	33
Clerical staff	47,223	49,953	(2,730)
Technicians	7,519	8,846	(1,327)
Total	**57,378**	**61,459**	**(4,081)**

Amortization, depreciation and writedowns *euro 3,359,117 thousand*

Amortization, depreciation and writedowns, which decreased by euro 120,664 thousand compared to 2001, included the following:

Amortization of intangible assets euro 566,495 thousand

Amortization of intangible assets decreased by euro 51,070 thousand and referred to the following assets:

(in thousands of euro)	2002	2001	Change
Industrial patents and intellectual property rights	528,084	578,542	(50,458)
Concessions, licenses, trademarks and similar rights	14,887	37	14,850
Goodwill	4	-	4
Other intangibles	23,520	38,986	(15,466)
Total	**566,495**	**617,565**	**(51,070)**

Depreciation of fixed assets euro 2,453,875 thousand

Depreciation of fixed assets decreased by euro 249,799 thousand compared to 2001 on account of the reduction in depreciable assets and the change in the mix of depreciable assets.
The average depreciation rate, calculated by taking into account the above depreciation charge and the assets being depreciated, is equal to 8.0% (8.4% in 2001).

The following table shows the depreciation charge for each asset category and the related depreciation rate:

(in thousands of euro)	2002		2001		Change
Land and building	3.3%	86,867	3.3%	89,888	(3,021)
Plant and machinery	8.3%	2,295,904	8.8%	2,548,024	(252,120)
Manufacturing and distribution equipment	19.4%	16,002	23.9%	18,806	(2,804)
Other fixed assets	22.7%	55,102	19.0%	46,956	8,146
Total		**2,453,875**		**2,703,674**	**(249,799)**



Other writedowns of intangibles and fixed assets — euro 39,307 thousand

Other writedowns of intangibles and fixed assets included euro 18,206 thousand for the writedoff of the Indefeasible Rights of Use - IRUs, transferred on December 31, 2002 to Telecom Italia Sparkle as part of the contribution of the "International Wholesale Services" business segment, euro 3,499 thousand for the writedown of industrial buildings and euro 17,206 thousand for the writedown of telephone exchanges.

Writedowns of receivables included in current assets and liquid assets — euro 317,042 thousand

This item comprises provisions to the allowance for doubtful accounts and includes euro 299,642 thousand in respect of trade accounts receivables from customers and euro 17,400 thousand in respect of trade accounts receivable from subsidiaries set aside in respect of the risk of uncollectibility of receivables from *Telecom Italia International verso Telekom Srbija.*

Changes in inventories of raw materials, supplies and merchandise — euro 7,597 thousand

The change is due to lower purchases in respect of supplies destined for sale and maintenance following the optimization of inventory levels and also takes into account writedowns for obsolete materials and materials with diminished utilization.

Provisions for risks — euro 44,119 thousand

These refer to provisions made to the "*reserve for litigation*" to cover expenses connected with the probable outcome of disputes with third parties of euro 3,150 thousand and to the "*reserve for contractual risks and other risks*" to cover risks stemming from the settlement of trade and regulatory questions of euro 40,969 thousand.

Miscellaneous operating costs — euro 484,905 thousand

Miscellaneous operating costs, which increased by euro 3,008 thousand compared to 2001, included the following:

Losses on disposal of assets — euro 31,386 thousand

These losses mainly refer to the disposal of fixed assets relating to public telephone installations.

License fee — euro 224,769 thousand

The TLC license fee decreased by euro 64,813 thousand compared to 2001, owing to a reduction in the revenue base and a reduction in the rate which decreased from 2.5% in 2001 to 2% in 2002; this item mainly includes the fee on amounts invoiced under Law No. 448/1998 (euro 203,826 thousand), the fee for the assignment of available numbers (euro 7,800 thousand) and the free for the use of radio frequencies (euro 8,746 thousand) established by the Ministerial Decree of February 5, 1998, in addition to the contribution for the operation of the regulatory body (euro 3,895 thousand).

Other miscellaneous costs — euro 228,750 thousand

Other miscellaneous costs, which increased by euro 61,182 thousand, include the following:

(in thousands of euro)	2002	2001	Change
• Other indirect duties and annual taxes, relating mainly to the local property tax, local duties, stamp and register tax, vehicle tax, Technical and Finance Office taxes and permits, license tax on mobile equipment	**84,991**	**87,857**	(2,866)
• contributions and membership fees	**15,842**	**14,601**	1,241
• losses due to settlements	**45,305**	**10,381**	34,924
• losses on the sale of receivables	**59,099**	**36,769**	22,330
• other costs, essentially relating to compensation due to customers under service regulations for delays in hookups or line transfers, damages paid to third parties for line installations and maintenance	**23,513**	**17,960**	5,553
Total	**228,750**	**167,568**	61,182

Financial income and expense **(*euro 397,336 thousand in 2001*)** ***euro 1,031,244 thousand***

The income balance, net, of financial income and expense, which increased by euro 633,908 thousand, compared to 2001, included the following:

(in thousands of euro)		2002	2001	Change
Income from equity investments	(A)	**2,117,757**	**2,022,090**	95,667
Other financial income	(B)	**205,114**	**188,052**	17,062
Interest and other financial expense	(C)	**1,291,627**	**1,812,806**	(521,179)
Total	**(A+B-C)**	**1,031,244**	**397,336**	633,908

Income from equity investments referred to the following:

(in thousands of euro)	2002	2001	Change
Dividends from subsidiaries, affiliates and other companies	**1,413,709**	**1,304,634**	109,075
Other income from equity investments:			
• tax credits on dividends	702,440	717,456	(15,016)
• gains on sales of investments	1,608	-	1,608
	704,048	**717,456**	(13,408)
Total	**2,117,757**	**2,022,090**	95,667

Dividends can be analyzed as follows:

(in thousands of euro)	2002			2001			Change		
Dividends from subsidiaries	***Accrued***	***Received***	***Total***	***Accrued***	***Received***	***Total***	Accrued	Received	Total
. TIM	143,225	1,051,511	**1,194,736**	940,117	7,398	**947,515**	(796,892)	1,044,113	247,221
. Finsiel	152,989	-	**152,989**	26,682	280	**26,962**	126,307	(280)	126,027
. Atesia	14,236	-	**14,236**	19,625	-	**19,625**	(5,389)	-	(5,389)
. Saiat	22,984	-	**22,984**	6,792	249,059	**255,851**	16,192	(249,059)	(232,867)
. Saritel	-	-	-	6,445	-	**6,445**	(6,445)	-	(6,445)
. Emsa	-	11,140	**11,140**	2,795	-	**2,795**	(2,795)	11,140	8,345
. Tecnoservizi Mobili	102	-	**102**	-	-	-	102	-	102
. Telecom Italia Gmbh	-	180	**180**				-	180	180
. TELIMM	-	107	**107**	-	-	-	-	107	107
	333,536	1,062,938	**1,396,474**	1,002,456	256,737	**1,259,193**	(668,920)	806,201	137,281
Dividends from affiliated companies		**Received**	**Total**		**Received**	**Total**		Received	Total
. Eutelsat		-	-		32,265	**32,265**		(32,265)	(32,265)
. Nortel Argentina		-	-		4,372	**4,372**		(4,372)	(4,372)
. Siemens Informatica		-	-		4,186	**4,186**		(4,186)	(4,186)
. Siteba		316	**316**		233	**233**		83	83
. Telemaco Immobiliare		16,456	**16,456**		-	-		16,456	16,456
		16,772	**16,772**		41,056	**41,056**		(24,284)	(24,284)
Dividends from other companies		**Received**	**Total**		**Received**	**Total**		Received	Total
. Intelsat		-	-		3,044	**3,044**		(3,044)	(3,044)
. Accel		-	-		990	**990**		(990)	(990)
. SIA		307	**307**		279	**279**		28	28
. Emittenti Titoli		156	**156**		72	**72**		84	84
		463	**463**		4,385	**4,385**		(3,922)	(3,922)
Total	333,536	1,080,173	**1,413,709**	1,002,456	302,178	**1,304,634**	(668,920)	777,995	109,075

Tax credits on dividends related to dividends from subsidiaries accrued in 2002 (euro 187,614 thousand) and received in 2002 (euro 514,826 thousand).

Other financial income included the following:

(in thousands of euro)	2002 Included in long-term investments	2002 Included in current assets	2002 Total	2001	Change
Interest and fees on:					
• accounts receivable					
. from subsidiaries	3,420	35,859	39,279	59,629	(20,350)
. from affiliated companies	1,265	2,551	3,816	8,336	(4,520)
. from others	12,458	-	12,458	11,918	540
• banks and the Postal Administration	7,990	-	7,990	3,966	4,024
• securities	-	638	638	-	638
	25,133	39,048	64,181	83,849	(19,668)
Foreign exchange gains			38,619	38,971	(352)
Income on derivative financial instruments			22,812	50,398	(27,586)
Other income			79,502	14,834	64,668
Total			**205,114**	**188,052**	**17,062**

Other financial income included euro 43,095 thousand of interest and fees on receivables from subsidiaries, affiliated companies and parent companies almost all of which refer to interest on current accounts for cash management purposes, mainly with:

- *I.T. Telecom (euro 9,568 thousand);*
- *TIM (euro 6,772 thousand);*
- *TILAB (euro 4,583 thousand);*
- *Telespazio (euro 2,404 thousand);*
- *Stream (euro 2,166 thousand);*
- *Sogei (euro 2,029 thousand);*
- *Stet Hellas (euro 3,420 thousand) – income on long-term receivables in long-term investments.*

Interest and other financial expense can be analyzed as follows:

(in thousands of euro)	2002 Medium/long-term debt	2002 Short-term borrowings	2002 Total	2001	Change
Interest and fees:					
• subsidiaries	-	217,345	217,345	257,800	(40,455)
• affiliated companies	-	915	915	1,455	(540)
• banks	84,505	58,209	142,714	563,347	(420,633)
• other lenders	41,927	5,291	47,218	48,346	(1,128)
• suppliers	-	174	174	858	(684)
• others	20,987	1,515	22,502	13,878	8,624
	147,419	283,449	**430,868**	**885,684**	(454,816)
Interest, premiums and other similar charges on notes	645,366	-	645,366	215,328	430,038
Accrued portion of issue discounts and similar charges on loans	-	7,508	7,508	2,197	5,311
Forward commitment to purchase Seat Pagine Gialle shares	-	-	-	568,622	(568,622)
Provision to allowance for doubtful financial accounts receivable from affiliated companies	-	27,167	27,167	-	27,167
Provision to the allowance for doubtful receivable for the "Deferred Purchasing Price"	-	12,520	12,520	29,400	(16,880)
Expenses on derivative financial instruments	20,807	-	20,807	29,234	(8,427)
Foreign exchange losses	-	53,640	53,640	34,255	19,385
Other financial expense	-	93,751	93,751	48,086	45,665
Total	813,592	478,035	**1,291,627**	**1,812,806**	(521,179)



Interest and other financial expense included euro 218,260 thousand of interest and fees on payables to subsidiaries, affiliated companies and parent companies principally with regard to:

- *Telecom Italia International (euro 159,358 thousand) - financial expenses on the call option on Seat Pagine Gialle shares as part of the put option on the same shares;*
- *TIM (euro 17,652 thousand) and Seat Pagine Gialle (euro 16,570 thousand) - interest expenses accrued on current accounts for cash management purposes.*

Value adjustments to financial assets **-euro 654,333 thousand**
(-euro 774,881 thousand in 2001)

This item refers to the writedowns of investments in the following companies:

(in thousands of euro)	Writedowns to the carrying values	Writedowns recorded in the reserve for losses of subsidiaries and affiliates	Total
Recorded in long-term investments			
. Stream	246,354	-	246,354
. Finsiel	115,000	-	115,000
. Telecom Italia Finance	16,414	66,903	83,317
. Latin American Nautilus	15,054	-	15,054
. TILAB	38,469	-	38,469
. IT Telecom	26,959	-	26,959
. Nordcom	26,902	-	26,902
. Nortel Inversora	19,114	-	19,114
. Trainet	-	2,425	2,425
. Telecom Italia of North America	1,337	-	1,337
. Other companies	2,095	2,105	4,200
Total	**507,698**	**71,433**	**579,131**
Recorded in short-term financial assets			
. TIM	75,200	-	75,200
. Seat Pagine Gialle	2	-	2
Total	**75,202**	**-**	**75,202**

Extraordinary income and expense **-euro 6,093,178 thousand**
(-euro 2,892,922 thousand in 2001)

Extraordinary income and expense showed a net expense balance, with an increase of euro 3,200,256 thousand compared to 2001. Details are as follows:

(in thousands of euro)		2002	2001	Change
Income				
. gains on disposals		451,942	264,388	187,554
. interest on pre-amortization interest Law 58/1992		131,188	-	131,188
. release of sundry reserves to income		59,360	120,478	(61,118)
. recovery of centralized expenses		191,997	-	191,997
. other		48,942	110,346	(61,404)
	(A)	883,429	495,212	388,217
Expense				
. Purchase commitment on Seat Pagine Gialle		1,941,843	-	1,941,843
. provisions and writedowns of investments		3,823,623	2,526,768	1,296,855
. restructuring costs (employee reduction plans, territorial and other layoffs)		378,806	202,556	176,250
. expenses under ex Law 58/1992		153,615	155,245	(1,630)
. INPS extraordinary contribution to abolish FPT		71,234	71,431	(197)
. *charges for centralized expenses*		191,997	-	191,997
. prior period expense for telephone cards		157,963	-	157,963
. expenses for the sale of Stream		21,562	247,373	(225,811)
. provision for other sales of investments		89,126	55,877	33,249
. other		146,838	128,884	17,954
	(B)	6,976,607	3,388,134	3,588,473
Total	**(A-B)**	**(6,093,178)**	**(2,892,922)**	**(3,200,256)**

In particular:

Extraordinary income related to the following:

- gains realized on the sales of investments in *Telemaco Immobiliare (euro 134,420 thousand)*, Telespazio (euro 46,767 thousand), *IMMSI (euro 50,627 thousand), EMSA (euro 69,524 thousand),* the contribution of the "Asset Management " business segment to Tiglio II, (euro 126,355 thousand), the sale of the "non-facility" business segment (property, project e agency) to the Pirelli & C. Real Estate Group (euro 15,163 thousand), the sale of the "Training" business segment to *Telecom Italia Learning Services (euro 1,900 thousand)* and the disposal of buildings (euro 6,782 thousand);
- prior period income arising from the recovery of accrued pre-amortization interest (euro 131,188 thousand) on the expenses for employee benefit obligations under Law 58/1992 that were paid, with reserve, to INPS up to 1999 following the termination of litigation after the courts ruled in Telecom Italia's favor;
- recovery, from subsidiaries (mainly *Telecom Italia International and TIM International*), of expenses connected with extraordinary transactions (euro 191,997 thousand) incurred by Telecom Italia on their behalf;
- release to income (euro 59,360 thousand) of a part of the reserve for risks and charges, set up in 2001 to cover the expenses connected with the agreement for the sale of *Stream* to News Corporation and Vivendi Universal/Canal+, after the parties did not go through with the agreement;
- other prior period income of euro 48,942 thousand.

Extraordinary expenses comprised the following:

- writedown of the investment in *Seat Pagine Gialle (euro 2,690,503 thousand)* and the provision for the forward commitment to purchase Seat Pagine Gialle shares (euro 1,941,843 thousand);
- extraordinary provisions regarding the investments in *Netesi (euro 31,227 thousand) and Telecom Italia International (euro 1,101,893 thousand),* the latter mainly in conjunction with the expenses on the sale of the investment in 9Telecom to LDCom (euro 388,328 thousand), the loss on the sale of Telekom Austria (euro 187,951 thousand), the writedown of Netco Redes (euro 102,727 thousand), and the writeoff of the carrying value of the investment in Nortel Inversora (euro 37,000 thousand);
- expenses and provisions (euro 378,806 thousand) for corporate restructuring relating to employees cutbacks and layoffs;

- expenses under Law 58/1992 (euro 153,615 thousand) to cover employees under the former fund "Telephone Employees Pension Fund" (FPT), which became part of the general "Employees Pension Fund", in accordance with the 2000 Finance Bill ;
- expenses incurred on behalf of Group companies and recovered from the same companies (euro 191,997 thousand);
- extraordinary contribution to INPS, euro 71,234 thousand, (established by the 2000 Finance Bill for the three years 2000 – 2002);
- provisions following the guarantees provided upon the disposals of Italtel (euro 15,000 thousand) and Telespazio (euro 38,200 thousand) and at the time of the reorganization of real estate assets (Progetto Tiglio) euro 29,500 thousand, as well as other matters, euro 28,780 thousand, of which euro 21,562 thousand refers to relations with Stream;
- prior period expenses (euro 157,963 thousand) relating to the adjustment of the estimated value of unused prepaid telephone cards as a result of the introduction of technical data collection procedures;
- other prior period expenses of euro 146,838 thousand relating mainly to expenses connected with extraordinary transactions, damage compensation to third parties and sundry charges.

Income taxes ***-euro 25,600 thousand***

(euro 562,022 thousand in 2001)

Income taxes showed a credit balance of euro 25,600 thousand and comprised current income tax expense of euro 919,471 thousand and deferred tax credits of euro 945,071 thousand.
The total reduction of euro 587,622 thousand compared to 2001 is the result of the loss for the year, which was mainly caused by the aforementioned writedowns of investments which contributed to the increase in deferred tax credits.
Income taxes can be broken down into a credit for taxes on income (IRPEG) of euro 325,049 thousand and the expense for the Regional Tax on Production Activities (IRAP) of euro 299,449 thousand.
Details used in the determination of income taxes in 2002 are as follows:

(in thousands of euro)		IRPEG	IRAP	TOTAL
Theoretical taxes	(A)	**(601,551)**	**297,549**	**(304,002)**
• Temporary differences taxed and deductible in future years				
- dividends accrued		(187,614)	-	(187,614)
- writedowns of receivables		135,103	-	135,103
- provision to the reserves for risks and charges		149,382	-	149,382
- writedowns of investments		1,155,060		1,155,060
- net change relating to installation writedowns and other items		86,154	3,193	89,347
• Reversal of prior years' temporary differences				
- prior years' dividends received		563,881		563,881
- writedowns of receivables		(83,995)		(83,995)
- provision to the reserves for risks and charges		(70,780)	(46)	(70,826)
- writedowns of investments		(31,876)		(31,876)
- net change relating to installation writedowns and other items		(73,056)	(4,701)	(77,757)
• Permanent differences		202,925	1,900	204,825
• Differences arising from tax benefits		(81,621)	-	(81,621)
• Tax credits		(576,881)	-	(576,881)
• Substitute tax and foreign taxes		43,177		43,177
Current income taxes		**628,308**	**297,895**	**926,203**
Deferred income taxes, net		**(953,357)**	**1,554**	**(951,803)**
Taxes booked to statement of income	(B)	**(325,049)**	**299,449**	**(25,600)**

***

The following Annexes numbered 1 to 5 are an integral part of these notes.

JJ 00568

OTHER INFORMATION

Compensation to Directors, Statutory Auditors and General Manager

In compliance with the art. 78 giving effect to Legislative Decree 58 dated February 24, 1998, that was adopted by Consob under resolution No. 11971 of May 14, 1999 and subsequent changes and integrations, the compensation to which the Directors, Statutory Auditors and General Manager are entitled for fiscal 2002 are presented in the following table.
The column "Fees for the post held in the company preparing the financial statements" includes the pertinent fees voted by the Telecom Italia S.p.A. Shareholders' Meeting and the compensation pursuant to ex art. 2389, paragraph 2, of the Italian Civil Code.
The column "Non-cash benefits" refer to fringe benefits subject to taxes based on current tax laws.
The column "Bonuses and other incentives" include one-off compensation.
The column "Other compensation" includes: (i) fees due for posts held in listed and unlisted subsidiaries; (ii) employee compensation (gross of the employees' portion of social security charges and taxes, excluding the employers' portion of obligatory social security contributions and expenses for employee termination indemnities).

INDIVIDUAL	DESCRIPTION OF POST			COMPENSATION (in thousands of euro)			
First and last name	Post held	Term of office	Expiration date of term of office	Fees for the post held in the company preparing the financial statements	Non-cash benefits	Bonuses and other incentives	Other compen-sation
BOARD OF DIRECTORS							
Marco TRONCHETTI PROVERA	Chairman	1/1-12/31/2002	12/31/2003	1,756 [1]		1,200 [2]	
Gilberto BENETTON	Deputy Chairman	1/1-12/31/2002	12/31/2003	103			13 [3]
Carlo Orazio BUORA	Managing Director	1/1-12/31/2002	12/31/2003	2,066 [1]		1,200 [2]	80 [4]
Riccardo RUGGIERO	Managing Director General Manager	9/5-12/31/2002 5/7-12/31/2002	12/31/2003	71 [1]	178	1,201	5 [5] 646 [6]
Enrico BONDI	Managing Director	1/1-9/5/2002	12/31/2003	1,406 [1]		650	118 [7]
Umberto COLOMBO	Director	1/1-12/31/2002	12/31/2003	155 [8]			
Francesco DENOZZA	Director	1/1-12/31/2002	12/31/2003	103			
Luigi FAUSTI	Director	1/1-12/31/2002	12/31/2003	155 [8]			
Guido FERRARINI	Director	1/1-12/31/2002	12/31/2003	155 [9]			
Paolo GRANDI	Director	1/1-25/7/2002	12/31/2003	60 [10]			
Natale IRTI	Director	1/1-12/31/2002	12/31/2003	155 [9]			
Gianni MION	Director	1/1-12/31/2002	12/31/2003	103 [11]			183 [12]
Pietro MODIANO	Director	7/26-12/31/2002	12/31/2003	34 [13]			
Massimo MORATTI	Director	1/1-12/31/2002	12/31/2003	103			
Carlo Alessandro PURI NEGRI	Director	1/1-12/31/2002	12/31/2003	103			
Pier Francesco SAVIOTTI	Director	1/1-12/31/2002	12/31/2003	155 [8]			
Roberto ULISSI	Director	1/1-12/31/2002	12/31/2003	155 [14]			
BOARD OF STATUTORY AUDITORS							
Paolo GERMANI	Chairman	1/1-12/31/2002	2003	155 [15]			
Mario BOIDI	Acting Auditor	1/1-12/31/2002	2003	116			
Paolo GOLIA	Acting Auditor	1/1-12/31/2002	2003	116			
Fabrizio QUARTA	Acting Auditor	1/1-12/31/2002	2003	116			
Gianfranco ZANDA	Acting Auditor	1/1-12/31/2002	2003	116			129 [16]

(1) The amount includes the compensation ex art. 2389, section 2, of the Italian Civil Code.

(2) The amount refers to year 2002, was voted by the Board of Directors on March 11, 2003 and will be paid in the current year.

(3) Compensation for the post of Director in the subsidiary Seat Pagine Gialle.

(4) Compensation for the post of Chairman and Deputy Chairman in the subsidiary Telecom Italia Mobile not received but paid over to Telecom Italia.

(5) Compensation for the post of Director in the subsidiary Holding Banca della Rete not received but paid over to Telecom Italia.

(6) Employee income.

(7) Compensation for the post of Chairman of the subsidiaries Telecom Italia Mobile, Telespazio, Seat Pagine Gialle and Stream not received but paid over to Telecom Italia.

(8) The amount includes the compensation paid as a member of the Compensation Committee.

(9) The amount includes the compensation paid as a member of the Audit and Corporate Governance Committee.

(10) Compensation not received but paid over to Banca Intesa BCI.

(11) Compensation not received but paid over to Edizione Holding;

(12) Compensation for the posts of Director and Committee member in Seat Pagine Gialle and Director and Deputy Chairman in Telecom Italia Mobile not received but paid over to Edizione Holding.

(13) Compensation not received but paid over to Unicredito.

(14) The amount includes the compensation paid as a member of the Audit and Corporate Governance Committee paid over by the person to the Administration Fund of the entity for which he works.

(15) Compensation for the post not received by the person but paid over to the Administration Fund of the entity for which he works.

(16) Compensation for the post of Chairman of the Board of Statutory Auditors in the subsidiary IT Telecom and Acting Statutory Auditor in the subsidiaries Finsiel, Immsi, Telespazio and Telecom Italia Mobile. Immsi and Telespazio were sold on November 2002.

ANNEX 1

LONG-TERM INVESTMENTS AND ADVANCES ON FUTURE CAPITAL CONTRIBUTIONS OF SUBSIDIARIES AND AFFILIATED COMPANIES

(in thousands of euro)	12/31/2001				Changes during the year						12/31/2002		
	Cost	Upward adjustments	Write-downs	Carrying value	Purchases / Subscriptions	Reclassifications	Disposals (1)	Writedowns(-) / Reinstatements of value(+)	Capital Replenishments	Total	Cost	Write-downs	Carrying value
Equity investments in subsidiaries													
ATESIA	3,707	-	-	3,707	-	-	-	-	-	-	3,707	-	3,707
EDOTEL	620	-	(116)	504	8,436	-	-	-	-	8,436	9,056	(116)	8,940
EMSA	29,136	240	-	29,376	-	126,118	(155,494)	-	-	(29,376)	-	-	-
EMSA SERVIZI	1,340	-	(1,340)	-	2,001	(2,001)	-	-	5,000	5,000	5,000	-	5,000
EPIClink	-	-	-	-	60,254	-	-	-	-	60,254	60,254	-	60,254
FINSIEL	364,251	-	-	364,251		-	-	(115,000)	-	(115,000)	364,251	(115,000)	249,251
IMMSI	4,428	13,800	-	18,228	-	-	(18,228)	-	-	(18,228)	-	-	-
IN.TEL.AUDIT	-	-	-	-	1,500	-	-	-	-	1,500	1,500	-	1,500
IREOS (in liquidation)	103	-	(103)	-	-	-	-	-	-	-	103	(103)	-
IRIDIUM ITALIA (in liquidation)	775	-	(775)	-	-	-	-	-	-	-	775	(775)	-
I.T. TELECOM	25,823	-	(1,085)	24,738	378	142,906	-	(26,959)	-	116,323	169,156	(28,095)	141,061
LATIN AMERICAN NAUTILUS S.A.	47,863	-	(28,566)	19,297		-	-	(15,054)	-	(15,054)	47,863	(43,620)	4,243
MED-1 Submarine Cables	5	-	-	5	-	-	-	-	-	-	5	-	5
MEDITERRANEAN NAUTILUS S.A.	14,352	-	-	14,352	-	-	-	-	-	-	14,352	-	14,352
NETESI	-	-	-	-	18,150	13,893	-	(31,227)	-	816	14,744	(13,928)	816
NETSIEL	108,486	-	-	108,486	-	(108,486)	-	-	-	(108,486)	-	-	-
PATH.NET	25,820	-	-	25,820	-	-	-	-	-	-	25,820	-	25,820
SAIAT	34,743	11,617	-	46,360		-	-	-	-	-	34,743	-	46,360
SARITEL	17,783	-	-	17,783	-	(17,783)	-	-	-	(17,783)	-	-	-
TELECOM ITALIA LEARNING SERVICES (EX SCUOLA SUPERIORE GUGLIELMO REISS ROMOLI)	1,549	-	-	1,549	-	-	-	(884)	-	(884)	1,549	(884)	665
SEAT PAGINE GIALLE	6,732,912	-	-	6,732,912	-			(2,690,503)		(2,690,503)	6,732,912	(2,690,503)	4,042,409
SODALIA	4,138	-	(51)	4,087	-	(4,087)	-	-	-	(4,087)	-	-	-
SOFTE	5,882	38,056	(43,938)	-	-	-	-	-	-	-	-	-	-
TECNO SERVIZI MOBILI	53	-	-	53	-	-	-	-	-	-	53	-	53
TELECOM ITALIA AMERICA LATINA (ex TELECOM ITALIA DO BRASIL)	2,120	-	(2,120)	-	11,100	(6,941)	-	(695)	-	3,464	13,220	(9,756)	3,464
TELECOM ITALIA CAPITAL	1,069	-	(1,069)	-	6,826	(4,438)	-	-	-	2,388	2,388	-	2,388
TELECOM ITALIA GMBH (in liquidation)	43	-	-	43	-	-	-	-	-	-	43	-	43
TELECOM ITALIA INTERNATIONAL (ex Stet International Netherlands)	7,772,567	-	(2,040,842)	5,731,725	-	78,896	-	(1,101,893)	-	(1,022,997)	7,851,463	(3,142,735)	4,708,728
TELECOM ITALIA MOBILE	4,202,226	84,144	-	4,286,370		-	-	-	-	-	4,202,226	-	4,286,370
TELECOM ITALIA of NORTH AMERICA	3,585	-	(1,771)	1,814	9,730	(10,207)	-	(1,337)	-	(1,814)	-	-	-
TELECONTACTCENTER	110	-		110	-	-	-	-	-	-	110	-	110
TELENERGIA	-	-	-	-	40	-	-	-	-	40	40	-	40
TELE PAY ROLL SERVICE	3,391	-	(731)	2,660	-	-	-	-	1,368	1,368	4,028	-	4,028
TELESOFT	12,550	-	-	12,550	-	(12,550)	-	-	-	(12,550)	-	-	-
TELESPAZIO	86,260	-	(5,816)	80,444	-	-	(80,444)	-	-	(80,444)	-	-	-
TELIMM	18	-	-	18	-	-	(18)	-	-	(18)	-	-	-
TI AUSTRIA	1,185	-	-	1,185	650	(1,835)	-	-	-	(1,185)	-	-	-
TI BELGIUM	3,000	-	-	3,000	-	(3,000)	-	-	-	(3,000)	-	-	-
TI FRANCE	10,308	-	-	10,308	-	(10,308)	-	-	-	(10,308)	-	-	-
TI GERMANY	9,325	-	-	9,325	-	(9,325)	-	-	-	(9,325)	-	-	-
TI IRELAND (in liquidation)	-	-	-	-	-	-	-	-	-	-	-	-	-
TI LAB	85,157	2,588	(49,609)	38,136	5,600	-	-	(38,468)	-	(32,868)	90,757	(88,077)	5,268
TI MEDIA	51,005	-	-	51,005	-	(51,005)	-	-	-	(51,005)	-	-	-
TI NETHERLANDS	3,518	-	-	3,518	-	(3,518)	-	-	-	(3,518)	-	-	-
TI SPAIN	703	-	-	703	-	(703)	-	-	-	(703)	-	-	-
TI SWITZERLAND	2,631	-	-	2,631	-	(2,631)	-	-	-	(2,631)	-	-	-
TI UNITED KINGDOM	3,703	-	-	3,703	602	(4,305)	-	-	-	(3,703)	-	-	-
TI FINANCE (ex TI WEB)	550,820	-	(542,257)	8,363	-	8,050	-	(16,413)	-	(8,363)	607,507	(645,563)	-
TI SPARKLE (ex TMI - TELEMEDIA INTERNATIONAL ITALIA)	86,521	-	(86,521)	-	6,184	692,070	-		86,512	784,766	784,766	-	784,766
TRAINET (in liquidation)	674	-	(674)	-	-	-	-	-	-	-	674	(674)	-
Consorzio Energia Gruppo Telecom Italia	-	-	-	-	5	-	-	-	-	5	5	-	5
Consorzio GRUPPO STET PER ITALIA 90 (in liquidation)	41	-	-	41	-	-	(41)	-	-	(41)	-	-	-
	20,318,099	**150,445**	**(2,807,384)**	**17,659,160**	**131,484**	**808,810**	**(254,225)**	**(4,038,433)**	**92,880**	**(3,259,514)**	**21,043,070**	**(6,779,829)**	**14,399,648**

(1)	TI SPARKLE (ex TMI)	EMSA SERVIZI	IMMSI	TE.SS	EMSA	TELIMM	Cons. Stet Italia 90	TELESPAZIO	NETESI	TI CAPITAL
Cost	92,219	3,341	18,228	730	155,494	18	41	86,260	25,064	5,508
Writedowns	(92,219)	(3,341)	-	(730)	-	-	-	(5,816)	(25,064)	(5,508)
	-	-	18,228	-	155,494	18	41	80,444	-	-

JJ 00571

(in thousands of euro)	12/31/2001				Changes during the year						12/31/2002		
	Cost	Upward adjustments	Write-downs	Carrying value	Purchases / Subscriptions	Reclassifications	Disposals (1)	Writedowns(-) / Reinstatements of value(+)	Capital Replenishments	Total	Cost	Write-downs	Carrying value
Equity investments in affiliated companies													
ASTELIT	1	-	(1)	-	-	-	-	-	-	-	-	-	-
CARTESIA	516	-	-	516	-	-	-	(516)	-	(516)	516	(516)	-
CZECH TELESPAZIO (in liquidation)	17	-	(17)	-	-	-	-	-	-	-	-	-	-
IM.SER	127,277	-	-	127,277	-	(126,118)	-	-	-	(126,118)	1,159	-	1,159
MIRROR INTERNATIONAL HOLDING	100,351	-	-	100,351	-	-	-	-	-	-	100,351	-	100,351
NORDCOM	26,983	-	-	26,983	2,062	-	-	(26,902)	-	(24,840)	29,045	(26,902)	2,143
NORTEL INVERSORA	19,114	-	-	19,114	-	-	-	(19,114)	-	(19,114)	19,114	(19,114)	-
SIEMENS INFORMATICA	2,417	1,424	-	3,841	-	-	-	-	-	-	2,417	-	3,841
SITEBA	751	-	-	751	-	-	-	-	-	-	751	-	751
STREAM	247,940	-	(216,024)	31,916	50,750		-	(246,355)	182,791	(12,814)	239,209	(220,107)	19,102
TELEGONO	-	-	-	-	413	-	-	-	-	413	413	-	413
TELEMACO IMMOBILIARE	75,798	-	-	75,798	-	-	(75,798)	-	-	(75,798)	-	-	-
TIGLIO I	-	-	-	-	185,985	26	-	-	-	186,011	186,011	-	186,011
TIGLIO II	-	-	-	-	-	74,281	-	-	-	74,281	74,281	-	74,281
VOICE MAIL INTERNATIONAL (in liquidation)	3,801	-	(3,801)	-	-	-	-	-	-	-	3,801	(3,801)	-
Consorzio R.E.S.	155	-	-	155	-	(155)	-	-	-	(155)	-	-	-
Consorzio TELCAL	211	-	-	211	-	-	-	-	-	-	211	-	211
Consorzio TELEMED (In liquidation)	10	-	-	10	-	-	-	-	-	-	10	-	10
	605,342	**1,424**	**(219,843)**	**386,923**	**239,210**	**(51,966)**	**(75,798)**	**(292,887)**	**182,791**	**1,360**	**657,289**	**(270,440)**	**388,273**

(1)	STREAM	ASTELIT	TELEMACO IMMOBILIARE.	CZECH TELESPAZIO	Consorzio R.E.S.
Cost	242,271	1	75,798	17	155
Writedowns	(242,271)	(1)		(17)	(155)
	-	-	75,798	-	-

(in thousands of euro)	12/31/2001				Changes during the year						12/31/2002		
	Cost	Upward adjust-ments	Write-downs	Carrying value	Purchases / Subscrip-tions	Reclassi-fications	Disposals (1)	Writedowns(-) / Reinstatements of value(+)	Capital Replenish-ments	Total	Cost	Write-downs	Carrying value
Equity investments in other companies													
ANCITEL	93	-	-	93	-		-	-	-	-	93	-	93
CAF ITALIA	1	-	-	1	-		-	-	-	-	1	-	1
EDINDUSTRIA	44	-	(6)	38	-	-	-	-	-	-	44	(6)	38
EMITTENTI TITOLI	423	-	-	423	-	-	-	-	-	-	423	-	423
ERTICO	1	-	-	1	-	(1)	-	-	-	(1)	-	-	-
EURESCOM (in liquidation)	9	-	-	9	-	(9)	-	-	-	(9)	-	-	-
FRATELLI ALINARI	3,101	-	-	3,101	-	(2,400)	-	-	-	(2,400)	2,974	(2,273)	701
IDROENERGIA	-	-	-	-	-	-	-	-	-	-	-	-	-
IMSER 60	-	-	-	-	60		(1)	-	-	59	59	-	59
INSULA	248	-	-	248	-	-	-	-	-	-	248	-	248
ISTITUTO DELLA ENCICLOPEDIA ITALIANA FONDATA DA GIOVANNI TRECCANI	5,255	-	(1,424)	3,831	-	-	-	-	-	-	5,255	(1,424)	3,831
MEDIOCREDITO CENTRALE	-	-	-	-	36,018	-	-	-	-	36,018	36,018	-	36,018
MIX	10	-	-	10	-	-	-	-	-	-	10	-	10
NETESI	10,625	-	(7,764)	2,861	11,033	(13,894)	-	-	-	(2,861)	-	-	-
SIA	11,278	-	-	11,278		-	-	-	-	-	11,278	-	11,278
SISTEMI FORMATIVI CONFINDUSTRIA	-	-	-	-	12	-	(12)	-	-	-	-	-	-
SODETEL	4	-	-	4	-	-	-	-	-	-	4	-	4
TELEPORTO ADRIATICO	124	-	-	124	-	-	-	-	-	-	124	-	124
UBAE	1,897	-	-	1,897	-	-	-	-	-	-	1,897	-	1,897
Consorzio C.I. MARK	3	-	-	3	-	-	-	-	-	-	3	-	3
Consorzio CAISI (in liquidation)	-	-	-	-	-	-	-	-	-	-	-	-	-
Consorzio CEFRIEL	36	-	-	36	-	-	-	-	-	-	36	-	36
Consorzio CIES	26	-	-	26	-	-	-	-	-	-	26	-	26
Consorzio CO.TIM (in liquidation)	4	-	(2)	2	-	-	-	-	-	-	4	(2)	2
Consorzio DI BIOINGEGNERIA ED INFORMATICA MEDICA	15	-	-	15	-	-	-	-	-	-	15	-	15
Consorzio Nazionale Imballaggi (CONAI)	1	-	-	1	-	-	-	-	-	-	1	-	1
Consorzio ELIS	3	-	-	3	-	-	-	-	-	-	3	-	3
Consorzio ENERGIA FIERA DISTRICT	2	-	-	2	-	-	-	-	-	-	2	-	2
Consorzio GE.SE.CE.DI	72	-	-	72	-	-	-	-	-	-	72	-	72
Consorzio NETTUNO	41	-	-	41	-	-	-	-	-	-	41	-	41
Consorzio QUALITAL	-	-	-	-	-	-	-	-	-	-	-	-	-
Consorzio TECHNAPOLI	207	-	-	207	-	-	-	-	-	-	207	-	207
Consorzio TOPIX	-	-	-	-	100	-	-	-	-	100	100	-	100
	33,623	-	(9,196)	24,327	47,223	(16,304)	(13)	-	-	30,906	58,938	(3,705)	55,233
Total long-term equity investments	20,954,964	151,869	(3,036,423)	18,070,410	417,887	740,540	(330,038)	(4,331,320)	275,671	(3,227,258)	21,759,297	(7,053,974)	14,843,162

(1)	EURESCOM	IMSER 60	SFC	FRATELLI ALINARI	ERTICO
Cost	9	1	13	127	1
Writedowns	(9)	-	-	(127)	(1)
	-	1	13	-	-

	12/31/2001				Changes during the year						12/31/2002		
Advances on future capital contributions of subsidiaries and affiliated companies	Cost	Upward adjust-ments	Write-downs	Carrying value	Purchases / Subscrip-tions	Reclassi-fications	Disposals (1)	Writedowns(-) / Reinstatements of value(+)	Capital Replenish-ments	Total	Cost	Write-downs	Carrying value
EPIClink	-	-	-	-	12,000	-	-	-	-	12,000	12,000	-	12,000
I.T. TELECOM	-	-	-	-	140,901	-	-	-	-	140,901	140,901	-	140,901
NETESI	-	-	-	-	1,650	-	-	-	-	1,650	1,650	-	1,650
TIGLIO 1	-	-	-	-	26	(26)	-	-	-	-	-	-	-
TELECOM ITALIA LEARNING SERVICES	-	-	-	-	10,000	-	-	-	-	10,000	10,000	-	10,000
TELECOM ITALIA INTERNATIONAL	78,896			78,896	-	(78,896)	-	-	-	(78,896)	-	-	-
TELE PAY ROLL SERVICE	-	-	-	-	1,633	-	-	-	-	1,633	1,633	-	1,633
	78,896	-	-	78,896	166,210	(78,922)	-	-	-	87,288	166,184	-	166,184
TOTAL	21,033,860	151,869	(3,036,423)	18,149,306	584,097	661,618	(330,037)	(4,331,320)	275,671	(3,139,970)	21,925,481	(7,053,974)	15,009,336

JJ 00573

ANNEX 2

LIST OF EQUITY INVESTMENTS IN SUBSIDIARIES AND AFFILIATED COMPANIES AT 12/31/2002

(in thousands of euro)	Registered office		Share capital (1)	Shareholders' equity (1) (2)	Net income / (loss) (1)	Percentage ownership (%)	Share of shareholders' equity (A) (3)		Carrying value (B) (4)	Difference (B-A)
Equity investments in subsidiaries										
ATESIA	Rome		3,150	38,474	15,818	100.00%	24,238		3,707	(20,531)
EDOTEL	Turin		15,081	14,870	(30)	60.00%	8,922	(5)	8,940	18
EMSA SERVIZI	Rome		5,000	5,068	68	100.00%	5,068		5,000	(68)
EPIClink	Cesano Maderno (MI)		12,500	13,005	(29,995)	86.00%	11,184	(9)	72,254	61,070
FINSIEL	Rome		59,982	382,889	210,629	77.92%	143,307	(6)	249,251	105,944
IN.TEL.AUDIT	Milan		2,750	2,750	-	54.55%	1,500		1,500	-
IREOS (in liquidation)	Rome		100	(1,483)	(144)	100.00%	(1,483)	(5)	-	1,483
IRIDIUM ITALIA (in liquidation)	Rome		2,575	(3,767)	-	30.00%	(1,130)	(5)	-	1,130
I.T. TELECOM	Rome		96,853	281,961	(69,172)	100.00%	288,425	(6)	281,961	(6,464)
LATIN AMERICAN NAUTILUS S.A.	Luxembourg	US$ (.000)	60,000	6,312	(17,983)					
			57,214	6,019	17,147	70.00%	4,243	(6)	4,243	-
MED-1 Submarine Cables	Tel Aviv	NIS (.000)	100	(94,572)	6,238		-			-
	(Israel)		20	(19,038)	1,256	23.17%	(4,411)	(6)	5	4,416
MEDITERRANEAN NAUTILUS S.A.	Luxembourg	US$ (.000)	326,480	328,930	3,797		-			-
			311,318	313,654	3,621	62.51%	196,062		14,352	(181,710)
NETESI	Milan		14,745	2,467	(24,004)	100.00%	2,467		2,467	-
PATH.NET	Rome		25,800	28,042	1,859	99.99%	28,039		25,820	(2,219)
SAIAT	Turin		35,745	66,140	23,011	100.00%	43,156		46,360	3,204
SEAT PAGINE GIALLE (7)	Milan		341,184	1,488,906	(151,946)	53.21%	832,487	(6)	4,042,409	3,209,922
TECNO SERVIZI MOBILI (ex HITECO)	Rome		26	589	477	51.00%	198		53	(145)
TELECOM ITALIA LEARNING SERVICES (ex SSGRR)	L'Aquila		1,560	10,666	(2,583)	100.00%	10,666		10,666	-
TELECOM ITALIA INTERNATIONAL	Amsterdam									
(ex STET INTERNATIONAL NETHERLANDS)	(Holland)		2,399,483	4,686,727	(281,236)	100.00%	4,686,727		4,708,728	22,001
TELECONTACTCENTER	Naples		110	1,002	744	100.00%	1,002		110	(892)
TELECOM ITALIA CAPITAL	Luxembourg		2,336	2,661	(268)	99.99%	2,661		2,388	(273)
TELECOM ITALIA GMBH (in liquidation)	Vienna		36	99	(113)	100.00%	99		43	(56)
	(Austria)						-			
TELECOM ITALIA AMERICA LATINA	Rio de Janeiro	R$ (.000)	43,614	12,837	(25,616)		-			
	(Brazil)		11,771	3,464	(6,913)	99.99%	3,464		3,464	-
TELECOM ITALIA MOBILE (7)	Turin		513,964	7,044,790	264,154	54.82%	2,822,026	(6)	4,286,370	1,464,344
TELENERGIA	Rome		50	48	(2)	80.00%	38		40	2
TELE PAY ROLL SERVICE	Rome		2,840	5,019	(641)	100.00%	5,019		5,660	641
TI IRELAND	Dublin (Ireland)		-	(12)	(5)	100.00%	(12)	(5)	-	12
TELECOM ITALIA FINANCE (ex TIWEB)	Luxembourg		869,163	(77,155)	(108,041)	100.00%	(66,902)	(5) (11)	-	66,902
TI LAB	Turin		27,455	5,268	(38,468)	100.00%	5,268		5,268	-
TELECOM ITALIA SPARKLE (ex TMI Italia)	Rome		200,000	857,698	73,419	100.00%	873,078	(6)	784,766	(88,312)
TRAINET (in liquidation)	Rome		674	(11,381)	(2,734)	100.00%	(11,381)	(5)	-	11,381
Consorzio ENERGIA GRUPPO TELECOM ITALIA	Rome		10	10	-	50.00%	5		5	-
									14,565,830	4,651,800

(in thousands of euro)	Registered office		Share capital (1)	Shareholders' equity (1) (2)	*Net* income / (loss) (1)	Percentage ownership (%)	*Share of* shareholders' equity (A) (3)		Carrying value (B)	Difference (B-A)
Equity investments in affiliated companies										
CARTESIA	Rome		1,033	(726)	(840)	50.00%	(363)	(5)	-	363
IM.SER	Turin		1,316	892	(1,900)	40.00%	357		1,159	802
MIRROR INTERNATIONAL HOLDING	Luxembourg		250	324,116	(10,388)	30.00%	97,235		100,351	3,116
NORDCOM	Milan		5,000	5,398	400	42.00%	2,267		2,143	(124)
NORTEL INVERSORA	Buenos Aires	Pesos Arg. (.000)	78,633	445,000	(2,385,000)		-		-	-
	(Argentina)		22,250	125,915	(674,850)	16.58%	(22,562)	(8)	-	22,562
SIEMENS INFORMATICA	Milan		6,192	48,574	(1,062)	49.00%	25,383	(6)	3,841	(21,542)
SITEBA	Milan		2,600	13,320	3,504	30.00%	3,996		751	(3,245)
STREAM	Rome		302,399	47,350	(432,377)	50.00%	23,675	(10)	19,102	(4,573)
TELEGONO	Rome		1,000	14,934	13,910	40.00%	5,974		413	(5,561)
TIGLIO I	Milan		5,256	497,445	(7,289)	36.85%	183,331		186,011	2,680
TIGLIO II	Milan		14,185	149,040	(1,112)	49.47%	73,730		74,281	551
VOICE MAIL INTERNATIONAL	Santa Clara (USA)	US$ (.000)	49	49	-					
(in liquidation)			46	46	-	37.07%	17		-	(17)
Consorzio TELCAL	Catanzaro		878	878	-	24.00%	211		211	-
Consorzio TELEMED (in liquidation)	Rome		103	21	(7)	33.33%	7	(5)	10	3
									388,273	(4,984)

(1) Data taken from the latest financial statements.
(2) Includes net income (loss).
(3) Net of dividends paid.
(4) Includes advances on future capital contributions of subsidiaries and affiliated companies.
(5) Covered by reserve for losses of subsidiaries and affiliated companies
(6) Data taken from the consolidated financial statements.
(7) Does not include stock included in short-term financial assets.
(8) At December 31, 2001, the percentage of the ordinary share capital is 32.50%, while the percentage of total shareholders' equity, taking into account the redemption of the Class A preferred shares, is 16.58%. Consolidated data conformed to the Principles of Telecom Italia Group.
(9) Includes the advance on future contributions (euro 12 million) only effected by Telecom Italia.
(10 Data taken from the financial statements at November 30, 2002.
(11) Adjusted data showing Telsi accounted for using the equity method.

JJ 00575

COMPARISON OF BOOK VALUE OF LISTED SHARES WITH MARKET PRICES

December 31, 2002	Shares held	Market value Unit price (in euro)	Market value Total (thousands of euro) (A)	Carrying value Unit price (in euro)	Carrying value Total (thousands of euro) (B)	Difference Unit price (in euro)	Difference Total (thousands of euro) (A-B)
Long-term equity investments							
TELECOM ITALIA MOBILE - ordinary shares	4,695,889,519	4.33	20,319,114	0.91	4,286,371	3.41	16,032,743
SEAT PAGINE GIALLE - ordinary shares	6,051,510,901	0.64	3,897,173	0.67	4,042,409	(0.03)	(145,236)
Short-term financial assets							
TELECOM ITALIA MOBILE - ordinary shares	38,192,000	4.33	165,257	4.33	165,257	-	-
SEAT PAGINE GIALLE - ordinary shares	50,000	0.52	26	0.52	26	-	-

ANNEX 4

ACCOUNTS RECEIVABLE AND ACCRUED INCOME BY MATURITY AND TYPE

(in thousands of euro)	12/31/2002				12/31/2001		
	Amounts due				Amounts due		
	within one year	from two to five years	after five years	Total	within one year	after five years	Total
Accounts receivable in long-term investments							
Subsidiaries	-	60,000	-	60,000	-	-	60,000
Affiliated companies	-	117,406	-	117,406			
Others							
. customers	666	166	-	832	709	-	886
. employees	5,887	28,395	11,024	45,306	8,887	16,108	49,385
. security deposits	1,521	3,668	253	5,442	1,347	787	5,926
. miscellaneous	26,721	45,232	-	71,953	49,581	-	104,541
	34,795	**254,867**	**11,277**	**300,939**	**60,524**	**16,895**	**220,738**
Accounts receivable in current assets							
Other loans from							
Subsidiaries	1,900,599	-	-	1,900,599	496,989	-	496,989
Affiliated companies	721	-	-	721	122,490	-	122,490
Others	561,055	-	-	561,055	547,878	-	547,878
	2,462,375	-	-	2,462,375	1,167,357	-	1,167,357
Trade receivables							
Customers	3,753,468	-	-	3,753,468	4,241,654	-	4,241,654
Subsidiaries	453,164	-	-	453,164	671,132	-	671,132
Affiliated companies	83,239	-	-	83,239	188,847	-	188,847
Parent companies	1,243	-	-	1,243	1,090	-	1,090
Other receivables due from							
. Government and other public entities							
for grants and subsidies	1,265	-	-	1,265	1,265	-	1,265
	4,292,379	-	-	4,292,379	5,103,988	-	5,103,988
Other receivables							
Subsidiaries	442,860	-	-	442,860	1,028,799	-	1,028,799
Affiliated companies	7,560	-	-	7,560	233	-	233
Miscellaneous receivables							
. deferred tax assets	738,311	850,728	-	1,589,039	414,604	-	509,094
. other	838,045		-	838,045	1,410,922	-	1,410,922
	2,026,776	850,728	-	2,877,504	2,854,558	-	2,949,048
Total accounts receivable	**8,781,530**	**850,728**	**-**	**9,632,258**	**9,125,903**	**-**	**9,220,393**
Accrued income	**9,670**	**-**	**-**	**9,670**	**11,944**	**-**	**11,944**

ANNEX 5

LIABILITIES AND ACCRUED EXPENSES BY MATURITY AND TYPE

(in thousands of euro)	12/31/2002				12/31/2001		
	Amounts due				Amounts due		
	within one year	from two to five years	after five years	Total	within one year	after five years	Total
Medium/long-term debt							
Debentures	-	7,550,000	3,391,662	10,941,662	-	1,950,000	8,250,000
Due to banks	1,143,704	657,010	438	1,801,152	810,364	3,126	2,581,365
Due to other lenders	102,653	215,330	19,944	337,927	172,330	44,358	489,988
Taxes payable	18,240	13,680		31,920	18,241	-	50,162
	1,264,597	8,436,020	3,412,044	13,112,661	1,000,935	1,997,484	11,371,515
Short-term borrowings							
Due to banks	1,646,348	-	-	1,646,348	4,727,055	-	4,727,055
Due to other lenders	164,618	-	-	164,618	167,789	-	167,789
Liabilities represented by credit instruments	20,000	-	-	20,000			
Subsidiaries	2,169,195	-	-	2,169,195	1,218,043	-	1,218,043
Affiliated companies	5,125	-	-	5,125	29,205	-	29,205
Other liabilities	181,498	-	-	181,498	395,266	-	395,266
	4,186,784	-	-	4,186,784	6,537,358	-	6,537,358
Trade payables (1)							
Suppliers	1,854,831	-	-	1,854,831	2,240,654	-	2,240,654
Subsidiaries	943,205	-	-	943,205	1,090,902	-	1,090,902
Affiliated companies	149,798	-	-	149,798	215,446	-	215,446
Parent companies	52	-	-	52	11	-	11
	2,947,886	-	-	2,947,886	3,547,013	-	3,547,013
Other payables							
Subsidiaries	69,537	-	-	69,537	41,785	-	41,785
Affiliated companies	1,990	-	-	1,990	93	-	93
Parent companies	213,917	-	-	213,917			
Taxes payable	184,958	4,383	-	189,341	398,336	-	410,390
Contributions to pension and social security institutions	161,122	280,562	249,337	691,021	174,051	325,539	767,412
Other liabilities	2,548,626	1,020	-	2,549,646	2,218,030	53	2,219,990
	3,180,150	285,965	249,337	3,715,452	2,832,295	325,592	3,439,670
Total liabilities (1)	**11,579,417**	**8,721,986**	**3,661,381**	**23,962,783**	**13,917,601**	**2,323,076**	**24,895,556**
Accrued expenses	579,048	-	-	579,048	268,178	-	268,178

(1) Does not include advances

JJ 00578

ERNST & YOUNG

■ Reconta Ernst & Young S.p.A.
Corso Vittorio Emanuele II, 83
10128 Torino

■ Tel. (+39) 011 5161611
Fax (+39) 011 5612554
www.ey.com

AUDITORS' REPORT
pursuant to article 156 of Legislative Decree of February 24, 1998, n. 58
(Translation from the original Italian text)

To the Shareholders
of Telecom Italia S.p.A.

1. We have audited the financial statements of Telecom Italia S.p.A. as of and for the year ended December 31, 2002. These financial statements are the responsibility of the Telecom Italia S.p.A.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Our audit was made in accordance with auditing standards and procedures recommended by CONSOB. In accordance with such standards and procedures we planned and performed our audit to obtain the information necessary in order to determine whether the financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness of the accounting principles applied and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

   For the opinion on the financial statements of the prior year, which are presented for comparative purposes as required by the law, reference should be made to our auditors' report dated April 15, 2002.

3. In our opinion, the financial statements of Telecom Italia S.p.A. comply with the Italian regulations governing financial statements; accordingly, they clearly present and give a true and fair view of the financial position of Telecom Italia S.p.A. as of December 31, 2002, and the results of its operations for the year then ended.

4. We draw your attention to the information presented in the explanatory notes, "Summary of significant accounting policies", regarding the accounting criteria utilized for the employee benefit obligations as required by Law no. 58/1992.

■ Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via G.D. Romagnosi, 18/A
Capitale Sociale € 1.111.000,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
P.I. 00891231003
(vecchio numero R.I. 6697/89 - numero R.E.A. 250904)

5. On March 11, 2003, the Board of Directors of Telecom Italia S.p.A., approved the proposal for a project aimed to shorten the corporate structure through the merger of Telecom Italia S.p.A. into Olivetti S.p.A and subsequently, on April 15, 2003 it approved the related plan for the merger, prepared in accordance with art. 2501 – *bis* of the Italian Civil Code.

Turin, April 18, 2003

Reconta Ernst & Young S.p.A.

signed by: Felice Persico (Partner)

Exhibit 1.7

ERNST & YOUNG

Reconta Ernst & Young S.p.A.

PLAN FOR THE MERGER OF

TELECOM ITALIA S.P.A.

INTO

OLIVETTI S.P.A.

AUDITORS' REPORT

Relating to the exchange ratio of shares
pursuant to Art. 2501 quinquies of the Italian Civil Code.

(Translation from the original Italian text)



■ Reconta Ernst & Young S.p.A.

PLAN FOR THE MERGER OF

TELECOM ITALIA S.P.A.

INTO OLIVETTI S.P.A.

AUDITORS' REPORT

Relating to the exchange ratio of shares
pursuant to Art. 2501 quinquies of the Italian Civil Code.

(Translation from the original Italian text)

To the Shareholders of
Telecom Italia S.p.A.

1. OBJECTIVE, SUBJECT AND SCOPE OF THE ENGAGEMENT

We have been appointed by Telecom Italia S.p.A. to prepare our report on the exchange ratio of shares (hereinafter the "exchange ratio") of Telecom Italia S.p.A. (hereinafter "Telecom Italia" or the "company to be absorbed") and Olivetti S.p.A. (hereinafter "Olivetti" or the "absorbing company" and, together with Telecom Italia, the "Companies"), in accordance with Article 2501 quinquies of the Italian Civil Code. To this end, we have been provided by Telecom Italia with the plan for the merger, accompanied by the Directors' Report, which identifies, explains and justifies, pursuant to Article 2501 quater of the Italian Civil Code, the exchange ratio, as well as the Balance Sheet as of December 31, 2002 provided by Article 2501 ter of the Italian Civil Code.

The plan for the merger will be subject to approval at the Extraordinary General Meeting of the shareholders of Telecom Italia to be held on May 24, 2003, first meeting, or on May 25, 2003, second meeting.

Similarly, the shareholders of Olivetti will be required to approve the plan for the merger at the Extraordinary General Meeting to be held on May 24, 2003, first meeting, or on May 25, second meeting or, on May 26, 2003, third meeting if required.

Deloitte & Touche Italia S.p.A. has been appointed by Olivetti to prepare a similar report on the exchange ratio.

■ Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via G.D. Romagnosi, 18/A
Capitale Sociale € 1.111.000,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
P.I. 00891231003
(vecchio numero R.I. 6697/89 - numero R.E.A. 250904)

In order to provide the shareholders with adequate information regarding the exchange ratio, this report illustrates the methods adopted by the Directors in determining the exchange ratio and the difficulties encountered by them; in addition, this report also indicates whether, under the circumstances, such methods are reasonable and not arbitrary, whether the Directors have considered the respective importance of such methods and whether the methods have been correctly applied.

In our examination of the valuation methods adopted by the Directors, also based on indications from their Professional Advisors, we have not made a valuation of the Companies participating to the merger. This was done solely by the Directors and the Professional Advisors appointed by them.

2. SUMMARY OF THE TRANSACTION

The Boards of Directors of Telecom Italia and of Olivetti have developed a plan, the purpose of which is to simplify the corporate structure of the Olivetti and Telecom Italia Group.

As indicated in the report of the Board of Directors of Telecom Italia, the proposed transaction provides for the merger of Telecom Italia into Olivetti, pursuant to Articles 2501 and following of the Italian Civil Code. Such transaction, with respect to its scope and main characteristics, was approved by the Boards of Directors of the companies participating to the merger, held on March 11, 2003.

On April 15, 2003, the Board of Directors of Telecom Italia approved the plan for the merger of Telecom Italia into Olivetti, confirming the exchange ratio preliminarily indicated by the Board of Directors on March 11, 2003.

The merger will be effected on the basis of the draft financial statements of Telecom Italia and of Olivetti as of December 31, 2002, adopted by the Boards of Directors of the Companies as the balance sheets required by Article 2501 ter of the Italian Civil Code.

As a result of the merger, the absorbing company will take the name and the corporate scope of Telecom Italia and will adopt new by-laws, based on the current by-laws of Telecom Italia.

As a consequence of the change in the corporate scope, the shareholders of Olivetti who are absent or contrary to the resolutions approving the transaction, will have the right to withdraw pursuant to Article 2437 of the Italian Civil Code.

In the context of the transaction, Olivetti announced the intention to proceed with a voluntary and partial tender offer on Telecom Italia's ordinary and savings shares. In particular, Olivetti intends to offer a consideration based on the average of the stock-market prices of Telecom Italia's ordinary and savings shares in the period between March 12, 2003 and the date of the shareholders' meeting called to approve the merger project, increased by a premium of 20%. In any case, the consideration will not be (i) higher than Euro 8.40 for each ordinary share and Euro 5.65 for each

savings share and (ii) lower than Euro 7 for each ordinary share and Euro 4.70 for each savings share.

Based on information already made public, the number of shares subject to the tender offer will be determined when the period to exercise the right of withdrawal pursuant to Article 2437 of the Italian Civil Code will expire and, accordingly, at the time Olivetti will have determined the total amount of disbursement to be incurred for such withdrawals. The maximum total amount for the tender offer will be Euro 9 billion, net of the amount of withdrawals. The financial resources allocated to the tender offer for each class of shares (ordinary and savings), if non totally utilized for a class will be assigned to the other class. If the acceptances of the tender offer by the holders of ordinary shares and savings shares were to exceed the quantity tendered for, they will be prorated with respect to each class.

The tender offer will start subsequent to the expiration of the term for the exercise of the right of withdrawal and will be completed prior to the execution of the merger deed. The offering will cease its effects in case the registration of the merger deed at the Companies' Register will not be completed.

The offering will be evaluated by the Board of Directors of Telecom Italia, pursuant to Article 39 of the Ruling for the Issuers on the Italian Stock Exchange.

The merger will result with the cancellation of Olivetti's investment in Telecom Italia. Olivetti's share capital, as resulting on the date the merger will become effective, will be re-determined on the basis of the reduction of the par value of the shares (from Euro 1.00 to Euro 0.55), of its allocation to ordinary and savings shares (the latter category being introduced in the new by-laws of the absorbing company as a result of the merger) and of the necessity to maintain its current level in terms of absolute value. After the allocation, the capital of the company resulting from the merger will be distributed to the shareholders of Olivetti and those of Telecom Italia on the basis of a distribution ratio which will reflect the exchange ratio of Olivetti's shares with the ordinary and savings shares of Telecom Italia. In particular, with respect to the criteria for the allocation of Olivetti's shares, the Directors propose to proceed to the exchange by adopting principally the method of the re-distribution of Olivetti's capital and issuing new shares only within the limits eventually required to maintain the share capital at the current level. The re-distribution method consists in the allocation of the absorbing company's share capital among the shareholders of the absorbing company and those of the company to be absorbed, on the basis of the so called "natural" exchange ratio. The determination of the share capital and the exchange transaction will be made in accordance with the following principles:

- Olivetti will set the par value of its shares – to the amount resulting from the conversions of the convertible bonds, the exercise of the warrants and the exercise of the stock options on one hand, and the exercise of the right of withdrawal on the other hand – at Euro 0.55 each (equal to the par value of Telecom Italia's shares), in place of the current par value of Euro 1. Therefore, the share capital of Olivetti will be divided in a greater number of shares. These shares, will be divided into ordinary and savings shares;

- the new shares, ordinary and savings, with a par value of Euro 0.55 each, representing the share capital of Olivetti at the time of the merger, will be distributed to Olivetti's ordinary shareholders and to ordinary and savings shareholders of Telecom Italia, respectively. This distribution will be made on the basis of the distribution ratios, which will reflect the so called "natural" exchange ratio, with reference to the actual number of shares to be distributed, not yet known as of to date. Paragraph 6.4 below indicates this ratio as 7 ordinary or savings shares of Olivetti for each of ordinary and savings shares of Telecom Italia.

Should the capital of the absorbing company at the time of the merger fall, as a result of the effect of the withdrawals in respect to those of the conversions, below the current amount of Euro 8,845,537,520, the distribution of the share capital will be accompanied by the issuance of new ordinary and savings shares of the company resulting from the merger, to service the exchange of shares, up to a maximum number of 11,103,237,962, with a par value of Euro 0.55 each, in respect to the assignment to capital of the portion of minority interests of the company to be absorbed. These additional shares will be allocated to the shareholders of the absorbing company as well as those of the company to be absorbed, in respect of their proportional ownership.

At the time of the exchange of shares, Olivetti will assign to the savings shareholders of Telecom Italia new savings shares with characteristics corresponding to those currently issued by Telecom Italia.

The transaction provides for the listing of savings shares that will be issued by the absorbing company to service the exchange of shares in favor of the savings shareholders of Telecom Italia. The new Olivetti savings shares will have a par value of Euro 0.55 each, corresponding to that of the current savings shares of Telecom Italia.

Pursuant to Articles 2504 bis, last paragraph and 2501 bis, first paragraph, n. 5 of the Italian Civil Code, the new shares of the company resulting from the merger will have regular dividend rights.

Pursuant to Article 2504 bis, last paragraph of the Italian Civil Code, the effects of the merger, except for those effects provided for by Article 2501 bis, numbers 5 and 6 of the Italian Civil Code, will start from the last of the registrations of the merger deed, or from such subsequent date provided for by the merger deed.

The operations of the company to be absorbed, including income taxes, will be imputed to the financial statements of the absorbing company, with effect from January 1 of the year in which the transaction will become effective.

3. Documentation utilized

In performing our work, we obtained from Telecom Italia and Olivetti, such documentation and information as was considered useful in the circumstances. We analyzed such documentation and, in particular:

a) the plan for the merger and the reports of the Boards of Directors of the two Companies addressed to the respective Extraordinary General Meetings which, on the basis of the Balance Sheet as at December 31, 2002, propose an exchange ratio as follows:

7 Olivetti ordinary shares, with a par value of Euro 1.00 (one) each for each Telecom Italia ordinary share, with a par value of Euro 0.55 each;

7 Olivetti savings shares, with a par value of Euro 1.00 (one) each for each Telecom Italia ordinary share, with a par value of Euro 0.55 each.

This exchange ratio, so called "natural", corresponds to the exchange ratio that would be applied, had the merger been realized without re-distribution, but issuing new shares to service the exchange ratio.

The ratio for the exchange of shares has been determined by the Directors also taking into account the valuation reports of the Professional Advisors indicated in points b) and c) below. The report of the Board of Directors sets out in detail the valuation criteria adopted, the reasons for their choice, the values resulting from their application and the related comments;

b) the appraisal report of the exchange ratio prepared by Lazard, as Professional Advisor of the Directors; this report, dated May 11, 2003, and prepared at the request of Telecom Italia, sets out the valuation criteria adopted, the reason for which they were chosen and the results of their application;

c) the fairness opinion issued by Goldman Sachs on March 11, 2003 at the request of Telecom Italia, with respect to the fairness of the exchange ratio;

d) the following documentation, used by the Professional Advisors to prepare their appraisal reports and, subsequently, within the scope of our engagement, also utilized by us:

- the financial statements and the consolidated financial statements of Telecom Italia and Olivetti as at December 31, 2001 accompanied by the Report of the Board of Directors, the Report of the Board of Statutory Auditors and the Independent Auditors' Report;
- draft financial statements and draft consolidated financial statements of Telecom Italia and of Olivetti as at December 31, 2002 accompanied by the Report of the Board of Directors;
- Telecom Italia's consolidated Business Plan 2003 – 2005 (version dated January 16, 2003) and related updates;
- Tecnost Group's condensed business plan;
- historical market prices and trading volumes of ordinary and savings shares of Telecom Italia and Olivetti;
- publicly available information about companies operating in the same sector;

- financial research and analyses, published by specialized institutions and investment banks;

e) additional documentation, as follows, has been utilized by us:
   - data and information obtained from the Professional Advisors and used by them for the determination of the exchange ratio;
   - rulings of convertible bonds of Olivetti;
   - appraisal report of the exchange ratio dated March 11, 2003, issued by JP Morgan as Professional Advisor of Olivetti and the report prepared by Professor Angelo Provasoli, who reviewed and concurred with the valuation methodologies adopted by JP Morgan;
   - by-laws of the companies participating to the merger;
   - accounting elements and other information as deemed necessary for this report.

Finally, we obtained representation from Telecom Italia that, as to the Directors' best knowledge, no significant changes occurred in the data and information considered during our analysis. The same representation has been obtained by Deloitte & Touche Italia S.p.A. from the Directors of Olivetti.

4. VALUATION METHODS ADOPTED BY THE BOARDS OF DIRECTORS FOR THE DETERMINATION OF THE EXCHANGE RATIO

The Directors, also supported by their Professional Advisors, considering the importance and complexity of the merger transaction, deemed it appropriate to identify the valuation methods which, in addition to be in accordance with current best practice, would enable the two companies to be valued on a homogeneous basis.

4.1. Selection of the methods and valuation criteria

The Board of Directors of Telecom Italia determined the exchange ratio by selecting, among a number of valuation methods, those deemed more appropriate to express the value of the entities involved in the merger, considering the activities carried-out by the absorbing company and by the company to be absorbed.

In addition, as suggested by corporate doctrine and professional practice, the Directors compared the values attributed to the companies participating in the merger process under the assumption that they will continue as a going concern. These values cannot be considered representative of a valuation in absolute terms of the two companies participating to the merger, nor can they be compared with any acquisition or sale prices (which normally reflect majority premiums or minority discounts).

The Directors of Telecom Italia, supported by their Professional Advisors, selected the valuation methods and principles to be adopted taking into account:

a) the specific objectives attributed to the valuations with reference to the underlying transaction;

JJ 00589

b) the nature of the activities carried-out by each company participating to the merger.

In connection with the first aspect, in the selection of the valuation principles the Directors referred to the purpose of the valuation and to the relevant factors that allow to estimate the value of the entities being valued. As the objective is to express comparable values in order to determine the exchange ratio, the Directors adopted, for both companies participating to the merger, valuation methods based on homogeneous criteria.

As to the second aspect, the Directors considered on one hand the various areas of operations of Telecom Italia and, on the other hand, the circumstances that the controlling investment of Olivetti in Telecom Italia represents a significant component of total assets of Olivetti.

On the basis of the above, the Directors, for the purpose of determining the values of Olivetti and Telecom Italia, have utilized, given the equal significance level in the valuation process, the method of stock-market prices as the principal method and the sum-of-parts method as the control method.

Stock-market prices method: when the companies involved in the merger have shares listed on regulated markets, doctrine and professional practice suggest to consider the results deriving from the stock prices of the respective shares, averaged over an adequate period of time. In this case, the Directors deemed the stock prices particularly significant and, on the basis of the stock-market prices at March 7, 2003 (last date of stock trading prior to the announcement of the transaction by the Boards of Directors), they note that both companies show high levels of volumes exchanged, high capitalization and a high liquidity of their respective shares.

Sum-of-parts method: according to this method, the value of a company is determined as the sum of the values of each of its businesses (intended as economic entities which can be individually evaluated), adjusted to take into account the financial position of the company, minority interests and, where significant, other effects such as those relating to off-balance sheet items, if any, and to potential tax benefits.

In the application of the valuation methods described, the Directors considered the expected distribution of reserves by Telecom Italia, approved by the Board of Directors on March 11, 2003.

4.1.1. Stock-market prices method

The stock-market prices method estimates the value of the equity on the basis of stock-market prices during a significant period, that expires on a date close to which the valuation is prepared. The Directors believe that the stock-market prices following the announcement of the transaction are not relevant.

In order to mitigate short-term fluctuations that typically characterize financial markets, the Directors extended the analysis of stock-market prices to the average prices expressed by the market over sufficiently long periods.

Accordingly, in the application of the stock-market prices method, with reference to the date of March 7, 2003, the Directors proceeded to:

a) analyze the historical simple averages over a period covering the preceding 12 months;

b) analyze the historical averages weighted for volumes over a period covering the preceding 12 months;

c) analyze the mobile averages for 1, 3, 6 and 12 months;

d) adjust the value of Telecom Italia's shares, to take into account the expected distribution of reserves.

From the analysis of the historical trends, the Directors identified the averages for 1, 3, 6 and 12 months as those within a range of constant ratios of values.

4.1.2. Sum-of-Parts method

According to the sum-of-parts method, the value of Telecom Italia and Olivetti is determined as the sum of the values of the individual businesses of each company, considered as economic entities which can be individually evaluated. This sum, for each of the companies participating to the merger, is adjusted to reflect the financial position, minority interests and, where significant, other effects, such as off-balance sheet items, if any, and potential tax benefits.

On the basis of the significance of the investment in Telecom Italia in respect to Olivetti's total assets, the valuation process was concentrated on the estimated value of Telecom Italia, decisive element to identify Olivetti's value.

Taking into account the complexity of the company's structure and the various areas of the operations of the Telecom Italia Group, the individual businesses were evaluated on the basis of those methodologies, among those utilized by the practice, considered more suitable in the specific situation. In particular, the method of the discounted cash flow ("DCF") was utilized for the main businesses, such as for instance, the services connected to mobile and wire-line communications.

The remaining assets and liabilities of Telecom Italia have been valued principally on either book or market value basis, in consideration of their limited weight with respect to the entire value of Telecom Italia.

The DCF method has been applied by computing the present value of operating cash flows, gross of any component of financial nature ("Free Cash Flow" or "FCF"). According to this method, the economic value of an enterprise is equal to the sum of the following components:

- operating cash flows that the company will be able to generate in the future, discounted at a rate representing the weighted average cost of capital;

- net financial position and minority interests, which, in this case, refer to December 31, 2002.

In applying the DCF method, the Directors made reference to the operating cash flows connected to the main activities, as resulting from the economic and financial forecasts made for Telecom Italia.

For Olivetti, which is a holding company, the main asset of which is represented by the investment in Telecom Italia, the sum-of-parts method has been applied by evaluating this investment according to the principles described above and by evaluating the remaining assets and liabilities at book or market value, in light of their limited weight in respect to the valuation of the company taken as a whole.

In the valuation of Telecom Italia and Olivetti, the Directors have also taken into consideration the tax assets, for the portion deemed utilizable by the companies participating to the merger, regardless if the merger transaction will become effective or not, on the basis of expected taxable income on a stand alone basis. The Directors have also considered, for Telecom Italia, the expected distribution of reserves and, for Olivetti, the pro-forma effect of the conversion of convertible bonds consistent with the fully-diluted methodology.

4.2. Treatment of saving shares

With respect to the category of savings shares, which, as of to date are not issued by Olivetti, the Directors supported by their Professional Advisors assumed that, also considering the economic benefits that will be granted to Olivetti's savings shares, the discount currently recognized by the market to Telecom Italia's savings shares, with respect to the ordinary shares, may be utilized in the determination of the exchange ratio applicable to Olivetti's savings shares to be issued. The Directors therefore deemed appropriate to adopt the same exchange ratio, as that adopted for ordinary shares.

The Directors believe that, on the basis of a generally accepted principle, different methods of allocation between ordinary and savings shares would imply discretionary factors in the valuation, not supported by objective factors.

5. VALUATION DIFFICULTIES ENCOUNTERED BY THE BOARD OF DIRECTORS

In carrying out the valuations for the purpose of determining the exchange ratio, the Board of Directors of Telecom Italia encountered the following main difficulties:

a) *asset disposals during 2003, if any*: at present, it is not possible to precisely determine the outcome of the expected disposal of the new company that will be incorporated, as a result of the de-merger of Seat Pagine Gialle. In any case, the Directors, on the basis of the significance of the investment in Seat Pagine Gialle in respect of the total value of Telecom Italia, expect that the disposal should not have such effects that would require changes to the exchange ratio;

b) *taxation*: the valuation was made on the basis of current tax legislation; therefore, the Directors did not consider the tax reform currently in process, and not yet enacted, the effects of which are to date difficult to be quantified;

c) *valuation of savings shares*: as of to date there are no Olivetti savings shares; in order not to include in the analysis discretionary factors, not supported by objective factors, lacking historical data of reference for Olivetti, the Directors took into account the price differentials of ordinary and savings shares of Telecom Italia only.

The Directors, supported by their Professional Advisors, made a thorough analysis of the argumentations raised by some institutional investors, in connection with the application of the NAV method to Olivetti as holding company owing as its main asset the investment in Telecom Italia, and in particular in respect to the opportunity to value such investment at stock-market prices. In light of the purposes of the valuation, the Directors, even though recognizing the complexity of the subject, deemed to adopt homogeneous criteria for both companies and therefore to utilize for Olivetti the same method as that utilized for Telecom Italia (Sum-of-Parts).

6. RESULT OF THE VALUATION PERFORMED BY THE BOARDS OF DIRECTORS

6.1. Stock-market prices method

The results obtained with the application of the principal method led the Directors supported by their Professional Advisors to identify the following values:

	Values (Euro)		
Stock market prices	**Telecom Italia post dividend**	**Olivetti**	**Value Ratio**
Weighted averages			
March 7, 2003	5.7	0.86	6.7
Average 1 month	6.3	0.91	7.0
Average 3 months	6.8	0.99	6.9
Average 6 months	7.2	1.02	7.1
Average 12 months	7.6	1.11	6.9
Arithmetic averages			
March 7, 2003	5.7	0.86	6.7
Average 1 month	6.4	0.91	7.0
Average 3 months	6.9	0.99	7.0
Average 6 months	7.2	1.01	7.1
Average 12 months	7.7	1.11	6.9
Maximum and minimum prices			
Maximum price last 12 months	9.5	1.47	6.5
Minimum price last 12 months	5.7	0.84	6.8

The Directors noted that the above results are confirmed also when expanding the time range to 18 months.

6.2. Sum-of-Parts method

As to the sum-of-parts method, the Directors of Telecom Italia supported by their Professional Advisors identified the following values for each ordinary share:

	Telecom Italia	**Olivetti**	**Value Ratio**
Value per each ordinary share (Euro)	8.8	1.27	6.9

6.3. Determination of the exchange ratio

On the basis of the valuations performed with the support of the respective Professional Advisors and in accordance thereto, the Directors defined the relative values of the companies participating to the merger, for the purpose of the exchange ratio.

The value ratios resulting from the application of the methods adopted by the Board of Directors of Telecom Italia are summarized as follows:

Method	**Value ratio**
Stock-maket prices method	
- March 7, 2003	6.7
Weighted averages:	
- Average 1 month	7.0
- Average 3 months	6.9
- Average 6 months	7.1
- Average 12 months	6.9
Sum-of-parts method	6.9

On the basis of the valuation methods applied to the companies participating to the merger described above, the Directors identified the following exchange ratio, so called "natural", corresponding to the exchange ratio that would result, had the merger been realized without re-distribution, but through the issuance of new shares to service the exchange:

> **7 ordinary shares of Olivetti, with a par value of Euro 1.00 (one) each, for each ordinary share of Telecom Italia with a par value of Euro 0.55 each;**
>
> **7 savings shares of Olivetti, with a par value of Euro 1.00 (one) each, for each ordinary share of Telecom Italia with a par value of Euro 0.55 each.**

6.4. Procedures for assigning the shares and carrying out the share exchange

As previously described, the Directors considered advisable to leave the nominal capital of Olivetti basically unchanged at the completion of the transaction. Accordingly, they proposed that the share exchange be carried out primarily by redistributing Olivetti's capital, with recourse to the issue of new shares only insofar as this is required to maintain the share capital at the current level.

The redistribution technique consists of dividing the share capital of the absorbing company and hence the shares composing it among the shareholders of the absorbing company and those of the company to be absorbed, according to the so called "natural" exchange ratio between the shares.

The redistribution takes the share capital of the absorbing company at the time the merger is implemented as the baseline.

The amount of capital will be determined and the share exchange transaction will be carried out according to the following methodologies:

a) Olivetti will set the nominal value of its shares — in the amount resulting after the conversions and withdrawals — at Euro 0.55 (equal to the par value of Telecom Italia shares), in place of the current par value of Euro 1.00. Accordingly, Olivetti's share capital will be divided into a larger number of shares. Such shares will be divided into ordinary shares and savings shares, the latter category with the same rights and features of the Telecom Italia savings shares;

b) the new ordinary and savings shares with a par value of Euro 0.55 each constituting the share capital at the time of the merger of Olivetti will be redistributed, respectively, to the holders of Olivetti and Telecom Italia ordinary shares and the holders of Telecom Italia savings shares according to the assignment ratios reflecting, with reference to the actual number of shares to be redistributed, the so called "natural" exchange ratio of 7 Olivetti ordinary or savings shares for each Telecom Italia ordinary or savings share.

The variables represented by conversions, exercise of stock options, withdrawals and acceptances of the tender offer can only be quantified exactly at the time the merger is effective. Accordingly, the determination of the assignment ratio for the purpose of redistribution can be established precisely only at the time the merger becomes effective.

At the end of the merger transaction, the ratio between the shares assigned to the Olivetti shareholders and those assigned to the Telecom Italia shareholders will exactly reflect the "natural" exchange ratio between the shares of the two companies prior to the merger (1/7) determined above.

7. WORK DONE

7.1. Work done on the "documentation utilized" as mentioned at point 3.

The valuation methods applied by the Directors, also on the basis of the indications of their Professional Advisors, take as a reference basis the draft financial statements of the Companies as at December 31, 2002, in accordance with art. 2501 ter of the Italian Civil Code. It should be noted that the statutory and consolidated financial statements of Telecom Italia and of Olivetti as at December 31, 2002, were audited by us.

In addition, we have performed the following activities:

- We have met with the Telecom Italia management to obtain information on the subsequent events with respect to the financial statements mentioned above that could have a significant effect on the amounts being examined here;

- With regard to the three-year plan 2003 – 2005 and cash flow forecasts of Telecom Italia, while considering the inherent uncertainty and limits of any type of forecast, we have discussed with the management of Telecom Italia the main characteristics of the forecasting process and the criteria used for their compilation.

The above activities have been performed to the extent necessary for the purpose of our engagement, indicated in paragraph 1 above.

7.2. Work done on the methods used to determine the exchange ratio

We have examined the methods followed by the Directors, also based on the indications given by their Professional Advisors, for the determination of the relative value of the Companies and, thus, of the exchange ratios, ascertaining their technical suitability under the circumstances.

We have also performed the following procedures:

- analysis of the Directors' report and of the Professional Advisors reports to verify the completeness and consistency of the processes followed by the Directors in the determination of the exchange ratio, as well as the homogeneity in the application of the valuation methods;

- sensitivity analyses within the valuation methods adopted, with the aim to verify to what extent the exchange ratio would be affected by changes in the assumptions and parameters, considered as significant, utilized in the reports of the Professional Advisors;

- verification of the consistency of data utilized, with respect to the reference sources and with the "Documentation used", described in paragraph 3 above;

- verification of the mathematical correctness of the computation of the exchange ratio, by applying the valuation methods adopted by the Directors, also on the basis of the indications from their Professional Advisors;

- meetings with the Professional Advisors of Telecom Italia, to discuss the activities performed, the matters encountered and the solutions adopted.

We have also obtained representation that, to the management of Telecom Italia best knowledge, no significant changes occurred in the data and information considered in our analyses.

8. COMMENTS ON THE SUITABILITY OF THE METHODS USED AND THE ACCURACY OF THE ESTIMATES

With reference to this engagement we believe it is worth noting that the principal purpose of the decisional process used by the Directors was to make an estimate of relative values of the companies involved in the merger, by applying homogeneous criteria, in order to obtain comparable values. In fact, the main objective of valuations for mergers is to identify comparable values in order to determine the exchange ratio, rather than to determine absolute values of the companies involved. As such, valuations for merger transactions have a meaning solely in respect of their relative profile and cannot be regarded as estimates of the absolute values of the companies involved, for transactions different from the merger and for which they were not made.

In connection with the valuation methods adopted, we note that:

- they are widely spread in Italian and international practice, they have solid doctrinal bases and are based on parameters determined according to a rigorous methodology process;

- they appear adequate in the circumstances, in light of the characteristics of the companies involved in the merger;

- in conformity with the valuation context required for a merger, the methods have been developed on a stand alone basis;

- the methodology approach adopted by the Directors allowed to meet the criterion of homogeneity of valuation methods and thus that of comparability of values; -

- the application of a principal method and of a control method allowed, in any case, to enlarge the valuation process and to verify the results obtained.

With reference to the development of the valuation methodologies made by the Directors, we note that:

- the stock-market prices method is particularly suitable in connection with companies with a high capitalization, an ample and spread floating and high

volumes of exchange. In this case, the adoption of averages over a sufficiently long period of time allowed to mitigate the effect of shares fluctuations, connected to the general situation of the stock markets; the results are confirmed also by expanding the analysis over 18 months;

- the sum-of-parts method is generally applied by professional practice in the valuation of complex enterprises, characterized by various areas of business. In the specific case, the utilization of the DCF method allowed to appreciate the operational characteristics of the companies participating to the merger. The selection of the DCF method for the main business areas of Telecom Italia is justified by the activity carried on which turns both the balance sheet and the economic and financial aspects into relevant elements for the valuation process;

- the results obtained with the sum-of-parts method, utilized by the Directors for verification purposes, are supported by the analysis of the "consensus" expressed by financial analysts on target prices of Telecom Italia in the three months preceding the announcement of the transaction;

- lacking the historical data for Olivetti, the determination of the exchange ratio for the savings shares of Telecom Italia, provided for in the merger, even in consideration of the limits of the empirical process described in paragraph 4.2, is appropriate under the circumstances and in any case objective.

9. SPECIFIC LIMITATIONS ENCOUNTERED BY THE AUDITORS IN CARRYING OUT THE ENGAGEMENT

During our engagement we did not encounter limitations or difficulties that should be mentioned in this section of the report.

10. CONCLUSION

Based on the documentation we have examined and on the procedures described above, and considering the nature and extent of our work as described in this report, we believe that the valuation methods adopted by the Directors, also based upon the advice of their Professional Advisors are, under the circumstances, reasonable and not arbitrary and they have been correctly applied by them in their determination of the following exchange ratio of shares:

> **7 Olivetti ordinary shares, with a par value of Euro 1.00 (one) each, for each ordinary share of Telecom Italia, with a par value of Euro 0.55 each,**
>
> **7 Olivetti saving shares, with a par value of Euro 1.00 (one) each, for each savings share of Telecom Italia, with a par value of Euro 0.55 each,**

indicated in the plan for the merger.

Milan, April 22, 2003

Reconta Ernst & Young S.p.A.

Signed by Giovanni Aspes, partner

Exhibit 1.8

OLIVETTI S.p.A.

REPORT ON THE FAIRNESS OF THE RATIO FOR THE EXCHANGE OF SHARES RELATED TO THE PROPOSED MERGER OF TELECOM ITALIA S.p.A. INTO OLIVETTI S.p.A. PURSUANT TO ART. 2501 QUINQUIES OF THE ITALIAN CIVIL CODE.

(Translation of Original Issued in Italian)

Deloitte & Touche Italia S.p.A.
Via della Moscova, 3
20121 Milano
Italia

Tel: +39 02 290371
Fax: +39 02 6572876
www.deloitte.it

Deloitte & Touche

**To the Shareholders of
Olivetti S.p.A.:**

1. OBJECTIVE, SUBJECT AND SCOPE OF THE ENGAGEMENT

In the context of the proposed merger of Telecom Italia S.p.A. (hereinafter also Telecom Italia or the Absorbed Company) into Olivetti S.p.A. (hereinafter also Olivetti or the Absorbing Company; Olivetti, subsequent to the effective date of the merger, is also defined as the "Company Resulting from the Merger"), on March 18, 2003, we were appointed by the President of the Ivrea Tribunal, following the petition presented by Olivetti, as experts for the preparation of the report on the fairness of the ratio for the exchange of the shares of the Absorbed Company with those of the Absorbing Company, in accordance with Article 2501 quinquies, last paragraph, of the Italian Civil Code.

To this end, we have received from the Board of Directors of Olivetti the proposed merger project together with the report prepared by the Board which identifies, explains and justifies in accordance with Article 2501 quater of the Italian Civil Code the exchange ratio as well as the Balance Sheet situation as of December 31, 2002, prepared in accordance with Article 2501 ter, last paragraph, of the Italian Civil Code.

The proposed merger project will be subject to approval at the Extraordinary General Meeting of the Shareholders of Olivetti called for the days of May 24, 25 and 26, 2003, in first, second and third convocation, respectively. In the same way, the Shareholders of Telecom Italia will also be required to be called to deliberate at an Extraordinary General Meeting.

The audit firm Reconta Ernst & Young S.p.A. has been appointed to prepare a similar report on the fairness of the ratio for the exchange of shares for Telecom Italia.

In order to provide the Shareholders with suitable information regarding the ratio for the exchange of shares, this report indicates the methods followed by the Directors for its determination and the valuation difficulties encountered by them; it also contains our evaluation of the adequacy in the circumstances of such methods, from the point of view of their reasonableness and non-arbitrariness, on the relative importance attributed to each method by the Directors and on their correct application.

In examining the valuation methods adopted by the Directors, also on the basis on the indications of the Advisor used by them, we have not performed an economic valuation of the Companies. Such valuation has been performed exclusively by the Directors and the Advisor.



Deloitte
Touche
Tohmatsu

Bologna Brescia Firenze Genova Milano Napoli Padova Roma Torino Treviso Verona

2. SUMMARY OF THE OPERATION

The Boards of Directors of Olivetti and Telecom Italia have prepared a project aimed at simplifying the corporate structure of the Olivetti Group, as summarized in the following points:

- Merger of Telecom Italia into Olivetti and adoption of the corporate object and name of Telecom Italia by Olivetti.

- Obtaining, on the part of Olivetti, of a credit line up to Euro 9 billion to meet the financial requirements deriving from eventual withdrawal requests by Olivetti Shareholders communicated in accordance with Article 2437 of the Italian Civil Code, and to promote the public offering discussed in the following point.

- The Euro 9 billion financing not eventually utilized for the aforementioned withdrawal of Olivetti Shareholders will then be destined to promote a voluntary and partial public offer by Olivetti to acquire Telecom Italia shares (OPA). The purchase price of the OPA will be equal to the average of the share price in the period between March 12 and the date of the Meeting of Olivetti called to approve the merger, increased by a premium of 20%, with a minimum and maximum, respectively, of Euro 7.0 and Euro 8.4 for each ordinary share and Euro 4.7 and Euro 5.65 for each savings share. The right of withdrawal and OPA are both subordinate to the realization of the merger.

- Distribution of reserves by Telecom Italia prior to the completion of the merger, up to a maximum amount estimated to approximate Euro 1,333 million.

- The merger will result in the elimination of the investment held by Olivetti in the capital of Telecom Italia, and the capital of Olivetti, which will result as of the effective date of the merger, will be re-determined in relation to the reduction in the nominal value of the shares (which will pass from Euro 1.00 to Euro 0.55), to their division between ordinary and savings shares (a category that will be introduced in the new articles of incorporation of the Absorbing Company subsequent to the merger) and to the eventual need to maintain the present consistency in terms of absolute value. After having been so divided, the capital of the Company Resulting from the Merger will be re-allocated between the Shareholders of Olivetti and the Shareholders of Telecom Italia on the basis of an allotment ratio which will reflect the ratio of exchange between the shares of Olivetti and the ordinary and savings shares of Telecom Italia. In particular, with regard to way of allotment of the Olivetti shares, the report of the Olivetti Board of Directors informs that considering the adequacy of Olivetti's share capital - in relation also to the overall size of the debt when this is measured against the cash generating capacity of the Company Resulting from the Merger, both in absolute terms and relative to the main European competitors - it was decided to carry out the share exchange primarily by redistributing Olivetti's capital and have recourse

to the issue of new shares only insofar as this proved necessary to maintain the share capital at the level currently subscribed. The redistribution technique consists in dividing the share capital of the Absorbing Company among the shareholders of the Absorbing Company and those of the Absorbed Company, in accordance with the "natural" exchange ratio between the shares. In the light of the method and principles described in paragraph 4 below, the share capital will be established and the share exchange operation carried out according to the following rules:

- Olivetti will fix the nominal value of its shares - in the amount resulting after conversions on the one hand and withdrawals on the other - at Euro 0.55 (equal to the par value of Telecom Italia shares), in place of the current par value of Euro 1. Consequently, Olivetti's share capital will be divided into a larger number of shares. Such shares will be divided into ordinary shares and savings shares;

- the new ordinary and savings shares with a par value of Euro 0.55 each making up the share capital of Olivetti at the time of the merger will be redistributed, respectively, to the holders of Olivetti and Telecom Italia ordinary shares and the holders of Telecom Italia savings shares according to assignment ratios reflecting, with reference to the actual number of shares to be redistributed, not known as of to-day, the "natural" exchange ratio, by which for each Telecom Italia share of par value Euro 0.55 will correspond 7 Olivetti shares of par value Euro 1.

3. DOCUMENTATION UTILIZED

In the performance of our work we have obtained the documents and the information considered useful in the circumstances. To this end we have analyzed the documentation and information received, and in particular:

- The merger project and the reports of the Boards of Directors of the two Companies addressed to the respective Extraordinary General Meetings which, on the basis of the draft financial statements as of December 31, 2002, taken as the basis for the reference financial position, propose a ratio for the exchange of 7 Olivetti shares for each Telecom Italia share, following the planned distribution of reserves. This ratio for the exchange of shares has been determined by the Directors also using the indications resulting from the reports discussed in the following point.

- The reports on the ratio for the exchange of shares prepared by JPMorgan appointed by Olivetti and by Lazard and Goldman Sachs for Telecom Italia (also described below as "Advisors"), dated March 11, 2003, and updated on April 15, 2003. These reports detail the valuation criteria adopted, the work performed and

the conclusions reached. In addition, we have examined the report of Prof. A. Provasoli, requested by Olivetti to check the consistency and relevancy with respect to the finalities of the operation of the valuation criteria applied by JPMorgan for the determination of the ratio for the exchange of shares.

- The following documentation, used by JPMorgan for the preparation of its report and subsequently also by us, for the performance of our engagement:

  - the consolidated financial statements and Company financial statements for 2001 and the draft financial statements for 2002 of Olivetti, Telecom Italia, Telecom Italia Mobile, Seat Pagine Gialle;

  - the half-year and quarterly reports of the years 2001 and 2002 of Olivetti, Telecom Italia, Telecom Italia Mobile, Seat Pagine Gialle;

  - the Group Business Plan of Telecom Italia 2003-2005 (January 2003 version) and the related updates ;

  - the condensed Business Plan 2003-2005 of Olivetti Tecnost;

  - research and financial analyses published by specialized institutes and investment banks;

  - research and analyses related to companies which are comparable or have similar operating characteristics;

  - stock market trends;

  - other detailed documentation on specific aspects which Olivetti provided to the Advisor in the course of their work.

- Further documentation obtained and information received are:

  - the reports of the audit firm Reconta Ernst & Young S.p.A. and analyses of certain work papers and information obtained verbally from the firm relating to the audit of the financial statements for 2002 of the Companies involved in the merger;

  - accounting and statistical elements as well as other information publicly available considered useful for the purposes of this report.

We have also obtained representation that, as far as the Management of the Company are aware, there have been no significant changes to the data and information taken into consideration in the performance of our analyses.

4. VALUATION METHODS ADOPTED BY THE BOARD OF DIRECTORS

The Directors of Olivetti, also on the basis of the indications of its Advisor, in consideration of the significance and complexity of the merger operation, considered it appropriate to identify valuation methods which, as well as having consolidated authoritative and applicative bases, would enable the two Companies to be valued in a homogeneous manner. In particular:

- Since the exclusive aim of the estimates is to establish significantly comparable values, the methods adopted in the context of valuations for merger purposes and the related results may differ from those used for valuations having a different purpose. On the basis of these assumptions and as a consequence of the adoption of the redistribution method for the assignment of the shares of the Company Resulting from the Merger, summarized in paragraph 2 above, it is first necessary to establish a "natural" exchange ratio between the shares of the two Companies, corresponding to the exchange ratio that would have been applied if the merger had involved the issue of new shares for the purpose of the exchange. This "natural" exchange ratio will correspond to a variety of assignment ratios, which will depend on other variables and in particular on the change in the nominal value of the shares, the number of withdrawals and conversions and total amount of share capital. With this premise, the "natural" exchange ratio was established by applying valuation methods that are commonly used, also internationally, for operations of this kind and for businesses in this sector. In particular, account was taken of the comparative valuation of the Companies involved and priority given to the homogeneousness and comparability of the methods used with respect to the simple estimate of the economic capital of each Company considered on its own. In this perspective, the valuations were carried out considering the two Companies as separate entities and therefore ignoring all the strategic, operational and financial synergies expected from the merger, as well as the question of control premiums/minority discounts associated with the possession of equity interests.

- Telecom Italia has been valued applying, as the basic method, the criterion known as the Sum of Parts (SOP) method, which it is standard market practice to use to estimate the value of a group operating in several sectors. Under this method the value of a company's economic capital is calculated as the sum of the values of its separate units, in the sense of economic entities that can be valued independently and suitably adjusted to take account of the company's net financial position and minority interests where material as well as other factors such as off-balance-sheet items and potential tax benefits. It was considered appropriate to use this method in view of the numerous areas in which Telecom Italia is active. As regards the single units, the Board of Directors of Olivetti

decided that it was advisable to value each of them using the methods deemed most appropriate to each situation. In particular, the valuation of the principal units was based primarily on the Discounted Cash Flow method, following the logic of determining the fundamental value for the financial investor, on the basis of the following methodological approach:

- reference was made to the cash flows of the individual units as set out in the economic and financial plans drawn up by Telecom Italia;

- the growth rates used for the financial projections beyond the time horizon of Telecom Italia's business plan and for the calculation of the terminal value reflect growth prospects consistent with the relevant market benchmarks; the terminal value, determined on the basis of the flows estimated in the manner indicated, is basically consistent with the multiples implicit in the current prices of comparable companies;

- the weighted average cost of capital (WACC) was calculated on the basis of a capital structure basically in line with the present one.

The remaining activities (not valued applying the Discounted Cash Flow method), which have a limited weight within the overall valuation, have been valued using the stock market price method for companies listed on regulated markets and/or the market multiples method, with use also made for testing and control purposes of financial statement values and the values published in analysts' research reports on such companies, where available.

- Olivetti has been valued applying, as the basic method, the Net Asset Value (NAV) criterion – an approach substantially equivalent to the Sum of Parts criterion from a methodological point of view – since commonly considered the most suitable for the valuation of a holding company without significant operations. At the basis of the NAV criterion, the value of the economic capital of a company is determined as the sum of the values of the equity investments and of its other assets, appropriately adjusted to take into account the net financial position of the company and third party interests where significant, as well as other-aspects, including those relative to the central costs of the holding, off-balance sheet items and potential tax benefits. In the specific case, for the purposes of such computation, the principal equity investment is that in Telecom Italia, which has been valued using the Sum of Parts method (described above), adjusted for the effect of the distribution of reserves planned for June 2003. The other equity investments and assets were valued using the Discounted Cash Flow method (Olivetti Tecnost), the stock market price method for

companies listed on regulated markets and/or the market multiples method, with use also made for testing and control purposes of financial statement values and the values published in analysts' research reports on such companies, where available. To the sum of the values of the assets and the Tax Asset, described more fully below, was added the value of the net financial position as of December 31, 2002, adjusted for the effect of Telecom Italia's distribution of reserves planned for June 2003. Finally, account was taken of the pro forma effect of the conversion of the "Olivetti 1.5% 2001-2010 convertibile con premio al rimborso" convertible bonds, consistently with the fully-diluted method, which assumes the conversion into ordinary shares (the price of such conversion, equal to Euro 1 per bond, is lower than the value of the economic capital per Olivetti ordinary share obtained using the Net Asset Value valuation method).

- In addition, the Board of Directors of Olivetti has tested the ratio of exchange for shares resulting from the application of the above methods by using, as the control method, the stock market prices method. This method expresses the value of the enterprise on the basis of the share prices negotiated on regulated stock markets. In particular, the stock market prices method is considered significant when the average volumes traded are large, since in such circumstances the value attributed by the market represents a reference which is certainly of significance in the relative assessment of profiles of profitability, patrimonial solidity, growth prospects and riskiness. In applying this method it is necessary to strike a balance between the need to mitigate the volatility of daily share prices by considering a sufficiently long period and the need to use recent data that are indicative of the market values of the companies in question. Since both Telecom Italia and Olivetti are listed on Borsa Italiana's MTA electronic share market and are among the largest Italian companies in terms of market value, the Board of Directors considered that the stock market prices of their securities constituted a reliable benchmark and reference was made to the average exchange ratio (Olivetti ordinary shares per Telecom Italia ordinary share) obtaining in the market in different periods prior to the day on which Borsa Italiana S.p.A. suspended trading in the Olivetti and Telecom Italia securities in view of the forthcoming announcement of the Operation (data as of March 7, 2003 and the weighted averages of the official prices in the preceding 1, 3, 6 and 12 months).

In the application of the valuation methods described above, the Directors of Olivetti have taken into account the following:

- The valuations of the tax assets generated from the adjustments to the values of the controlling equity investments held by Olivetti and Telecom Italia in, respectively, Telecom Italia itself and Seat Pagine Gialle have been made on the basis of the expected taxable income and limits effectively utilizable by the

Companies, independent of the realization of the merger operation. In this respect, it should be noted that: (a) the adjustments made to the investment in Telecom Italia were made to obtain tax benefits not otherwise available; (b) those regarding Seat Pagine Gialle, of an economic nature, are, among other things, the result of the decision of Telecom Italia to consider no longer strategic the Directories business of Seat Pagine Gialle. This has been taken into account in the application of the SOP and NAV methodologies used, respectively, for Telecom Italia and Olivetti.

- Since there are no Olivetti savings shares as of to-day, the hypothesis has been made that the quotations of the savings shares of the Company Resulting from the Merger may reflect a discount analogous to that recognized by the market to the Telecom Italia savings shares with respect to the ordinary shares. This discount was quantified in the measure of 33% as illustrated below in paragraph 6. This has been taken into account in the determination of the ratio for the exchange of shares applicable to the Telecom Italia savings shares, calculated applying both the basic SOP and NAV methods and the stock market price method.

- In the determination of the values attributed to Olivetti, the Directors decided not to calculate the NAV on the basis of the current stock market prices of the investment held by Olivetti in Telecom Italia since, in the contest of a valuation made to determine an exchange ratio, having considered appropriate the valuation of Telecom Italia on the basis of the fundamental methodology (SOP), the valuation of the investment Telecom Italia within the context of the valuation of Olivetti with the NAV method must also be based on a fundamental methodology, in order to assure the homogeneity of criteria adopted and the overall reliability of the valuation conclusions. On the contrary, the calculation of the NAV of Olivetti based on the stock market quotations of Telecom Italia would be characterized, apart from the lack of homogeneousness of the criteria adopted, also by the high volatility determined by the financial lever present in Olivetti, which would render the resulting valuation unreliable.

- The Olivetti own shares and the Olivetti shares held by the subsidiary Olivetti International S.A. have been valued at the implicit final value resulting from the Net Asset Value of Olivetti.

- The values attributed to Olivetti and Telecom Italia for the purpose of determining the ratio for the exchange of shares take account of the planned distribution of reserves by Telecom Italia up to a maximum of about Euro 1,333 million, since the timing of the merger provides that the share exchange will take place subsequent to the payment of these reserves.

- Lastly, account was taken in determining the exchange ratio of the eventuality of the exercise of financial instruments giving rise to the subscription of Olivetti and Telecom Italia shares (stock options, convertible bonds and warrants) exclusively to the extent that their exercise was reasonable likely in the light of the related economic and financial benefits.

The choice of the methods and valuation criteria adopted by the Board of Directors of Telecom Italia is substantially in line with that adopted by the Olivetti Board, with the clarification that the Telecom Italia Directors have used, with equal weight, the stock market price method (as the principal method) and the Sum of Parts method (as the control method).

5. VALUATION PROBLEMS ENCOUNTERED BY THE DIRECTORS

In making the valuations, as described in their report, the Olivetti Directors encountered the following main difficulties:

- The valuations were made assuming that the present tax system will remain in force in the future. The tax reform under way envisages a series of changes (including new rates, consolidation for tax purposes and the abolition of Dual Income Tax, etc.), whose effects are difficult to assess.

- The estimation of the value of the savings shares assigned by the Company Resulting from the Merger for the purpose of the exchange was based on the differential found between the stock market prices of Telecom Italia ordinary and savings shares. As explained in detail in the report, the decision to differentiate the estimated values of the shares of different classes according to the differences between their market prices is consistent with standard practice in this field. However, even though in the case in question there were no objective elements permitting any other solution, some empirical analyses have shown that the differentials between the prices of ordinary and savings shares tend to be larger for companies, such as the Company Resulting from the Merger, where control is contestable. In such cases, in fact, the importance of the administrative rights exceeds that of the property rights. This principle, however, is not applicable objectively to the case in question in the absence of historical data regarding Olivetti and it would only be possible to estimate its effects generically on the basis of data regarding comparable companies. Acting in the opposite direction to the foregoing, is both the increase in the property rights attached to the savings

shares as a result of the planned introduction of more extensive property rights which will be introduced with the Meeting called to deliberate the Merger and the fact that to each Savings Shareholder of Telecom Italia will be assigned, for each Telecom Italia savings share held, more than one savings share of the Company Resulting from the Merger (in proportion to the exchange ratio).

- The own shares held by Olivetti and the Olivetti shares held by the subsidiary Olivetti International S.A., which can be likened to own shares, were valued on the basis of the overall economic value of Olivetti itself. This approach assumes that the economic value is the same as the realizable value, i.e. the market value, of the shares in question, an assumption that has not always been true in practice. However, the valuation method adopted comes close to one of the technical solutions suggested by the literature and practice, which recommend treating own shares as early retirement of capital and accordingly setting their value equal to zero and calculating the value per share with reference to a smaller number of shares than the total issued, equal to those actually in circulation.

- At the present time it is not possible to make an accurate forecast of the outcome of the proposed disposal of the new company that will be created as a result of the spin-off of Seat Pagine Gialle. It is nonetheless considered, in view of the percentage of Telecom Italia's overall value accounted for by its equity investment in Seat Pagine Gialle, that the disposal cannot produce effects requiring the exchange ratio to be changed.

- In view of the size of the holding in Telecom Italia, the Directors of Olivetti, with the help of the Advisor, have made a careful analysis of the arguments put forward by some institutional investors regarding the application of the NAV method to Olivetti, as a holding company whose most important asset is the holding in Telecom Italia and with special reference to the appropriateness of valuing that holding on the basis of stock market prices. Given the purpose of the valuation, the Directors, whilst recognizing the complexity of the question, have decided to adopt uniform criteria for both the Companies and thus to use for the valuation of Olivetti the same method used for the valuation of Telecom Italia (Sum of Parts).

6. RESULTS OF THE VALUATION PERFORMED BY THE DIRECTORS

In the light of the indications provided by JPMorgan, the Board of Directors of Olivetti, using the principal method (SOP and NAV) has identified the following estimated interval of the ratio for the exchange of shares, calculated as a quotient between the value estimated per Telecom Italia shares and the value estimated per Olivetti shares (rounded data):

	Minimum	Mean	Maximum
		(Exchange ratio)	
Olivetti ordinary shares per Telecom Italia ordinary share	6.6	6.9	7.2
Olivetti savings shares per Telecom Italia savings share	6.6	6.9	7.2

In particular, the above reflects, allocated in the respective categories of "Minimum, Mean and Maximum", the ratios between the following values of the shares of the Companies involved in the merger (rounded data):

	Minimum	Mean	Maximum
		(Euro)	
Value per Telecom Italia ordinary share, after distribution of reserves (a)	8.1	8.6	9.1
Value per Telecom Italia savings share (b)	5.4	5.8	6.1
Value per Olivetti ordinary share (c)	1.13	1.26	1.39
Value per Olivetti savings share (d)	0.76	0.84	0.93

a) Minimum, mean and maximum values of Telecom Italia ordinary shares determined using the principal method SOP, adjusted for the effect of the distribution of the reserves planned for month of June 2003.

b) Minimum, mean and maximum values of Telecom Italia savings shares calculated on the basis of the average market discount of the last month prior to the announcement of the Operation (March 7, 2003), equal to circa 33%, which is in line with the discount on the last trading day of Olivetti and Telecom Italia shares before March 7, 2003, and substantially in line with the average discount of the last 3, 6 and 12 months.

c) Minimum, mean and maximum values of Olivetti shares determined using the NAV method.

d) Minimum, mean and maximum values of the savings shares of the Company Resulting from the Merger, calculated assuming the above discount of 33% relative to the savings shares of Telecom Italia.

The minimum, mean and maximum values of the Telecom Italia ordinary shares, determined using the principal method SOP, prior to the distribution of the reserves planned for the month of June 2003, are the following (rounded data):

	Minimum	Mean	Maximum
		(Euro)	
Value per Telecom Italia ordinary share	8.3	8.8	9.3

The above results were tested by analyzing the target prices identified by financial analysts. The research reports published by specialized institutes and investment banks available at March 7, 2003, which gave a sample of 20 target prices for the Telecom Italia ordinary share, showed a mean value of Euro 9.2 per Telecom Italia ordinary share, a value within the above range.

Moreover, in order to test the accuracy of the exchange ratio obtained in the manner described above, the Board of Directors of Olivetti, with the help of its Advisor, made a further test using the method based on stock market prices, on the basis of the ratio between the average exchange ratio (Olivetti ordinary shares per Telecom Italia ordinary share) obtaining in the market in different periods prior to the last trading day of Olivetti and Telecom Italia shares before the suspension of trading by Borsa Italiana S.p.A. in view of the forthcoming announcement of the Operation (data as of March 7, 2003 and averages weighted for the preceding 1, 3, 6 and 12 months), which evidence the following (taking account of the necessary roundings):

	Telecom Italia (1)	Olivetti	Exchange Ratio
	(Euro)	(Euro)	
March 7, 2003	5.7	0.9	6.7
Average – 1 month	6.3	0.9	7.0
Average – 3 months	6.8	1.0	6.9
Average – 6 months	7.2	1.0	7.1
Average – 12 months	7.6	1.1	6.9

(1) Value adjusted for the effect of the distribution of reserves planned for the month of June 2003.

The following table evidences the minimum, mean and maximum exchange ratios (Olivetti ordinary shares for Telecom Italia ordinary share) expressed by the stock market detailed above (rounded data):

	Minimum	Mean	Maximum
		(Exchange ratio)	
Olivetti ordinary shares for Telecom Italia ordinary share	6.7	6.9	7.1

The above figures are consistent with the exchange ratio established using the main valuation method. It should be noted that the stock market price method cannot be used to test the exchange ratio for the savings shares owing to the non-existence of Olivetti savings shares. Nonetheless, in the light of the arguments put forward in paragraph 4 above regarding the hypothesis of a basically unchanged discount for the savings shares of the Company Resulting from the Merger with respect to its ordinary shares compared with that recorded by Telecom Italia's savings shares, the consistency of the exchange ratio established using the main valuation method can also be confirmed for the savings share ratio.

7. DETERMINATION OF THE EXCHANGE RATIO

The Directors of Olivetti, taking account of the indications provided by JPMorgan and after examining the results of the application of the above-mentioned valuation methods, have thus reach a valuation of the ratio existing between the economic values of the two Companies involved in the merger, which has then been compared with the conclusions reached by the Board of Directors of Telecom Italia, taking into account the indications provided by Lazard and Goldman Sachs.

At the end of the valuation process, the Board of Directors of Olivetti and the Board of Directors of Telecom Italia have established that the "natural" exchange ratio on the basis of which to determine the assignment of the shares of the Company Resulting from the Merger is:

7 Olivetti shares, assuming the current par value of Euro 1.00 each
for every
1 Telecom Italia share, assuming the current par value of Euro 0.55 each

The exchange ratio will be the same for both the Telecom Italia ordinary shares and for the Telecom Italia savings shares. To this "natural" exchange ratio will correspond a different assignment ratio, made necessary by the decision to carry out the exchange through the redistribution of the capital of the Company Resulting from the Merger, as summarized in paragraph 2 above.

8. WORK PERFORMED

The work performed on the documentation utilized as described in the preceding paragraph 3 is summarized as follows:

- Analysis of the reports and the work papers of the audit firm Reconta Ernst & Young on the Company financial statements and the consolidated financial statements of Olivetti and of Telecom Italia as of December 31, 2002.

- Analysis of the valuation criteria used for the preparation of the Company financial statements and consolidated financial statements of Olivetti and Telecom Italia as of December 31, 2002, to determine the consistency thereof or to assess the effects of any inconsistencies.

- Obtaining information from Management regarding events subsequent to the closing of the 2002 financial statements which could have a significant effect on the determination of the values object of this examination.

- Discussion with the Management of the Companies involved in the merger regarding the criteria used for the preparation of the Group Business Plan of Telecom Italia and the condensed Business Plan of Olivetti Tecnost, the uncertainties and limitations inherent in all forecasts being understood. In particular, we have examined the principal characteristics of the forecasting process and the methodological coherence of the process itself, also with regard to the comparability of the data obtained, taking into account the specificity and characteristics of the Companies involved.

- Verification of the stock market prices referring to the shares of the Companies involved in the merger, considered important in connection with the determination of the ratio for the exchange of shares.

The work performed with reference to the methods of determination of the ratios for the exchange of shares is summarized as follows:

- Critical examination of the valuation methods adopted and of all elements considered necessary to determine whether such methods were technically appropriate, in the specific circumstances, to determine the economic values of the two Companies involved in the merger in relation to the ratio for the exchange of shares.

- Participation in meetings with JPMorgan in order to obtain information regarding the work they performed and the calculations they made.

- Comparison between the procedures and results obtained by the Advisor of Olivetti with those of the Advisors of Telecom Italia.

- Verification of the completeness and uniformity of the procedures followed by the Directors of Olivetti in the determination of the ratio for the exchange of shares.

- Verification that the valuation methods were applied in the uniform way.

- Verification of the consistency of the data utilized with respect to the reference sources and with the "Documentation utilized" described in the preceding paragraph 3.

- Verification of the mathematical accuracy of the calculation of the ratio for the exchange of shares performed through the application of valuation methods adopted by the Directors of Olivetti also on the basis of the indications of JPMorgan.

- Sensitivity analyses in relation to the valuation methods adopted with the objective of verifying the extent to which the ratio for the exchange of shares are influenced by changes in the hypotheses and parameters.

9. COMMENTS ON THE SUITABILITY OF THE METHODS USED AND THE VALIDITY OF ESTIMATES PRODUCED

With reference to the present engagement we believe it appropriate to emphasize that the principal purpose of the Directors' decisional process was to arrive at an estimate of the relative economic values of the individual Companies involved in the merger by applying uniform criteria for the purpose of the determination of the ratio for the exchange of shares. The estimate, therefore, is not suitable for other purposes.

That being stated, we bring to the attention of the Shareholders the following:

- The ratio for the exchange of shares has been determined, as suggested by business doctrine and generally applied in professional practice, on the basis of the comparison of the values attributed to each of the Companies involved in the merger on a going concern basis, that is excluding, in general, considerations of any synergies deriving from the integration of the activities of the two Companies. In particular, with reference to the tax assets, these have only been considered for the part recoverable by the Companies involved in the merger on a stand-alone basis, as described in the following paragraph.

- The determination of the relative economic values of the Companies involved in the merger include the value of the tax benefits deriving from the write-down of investments, in particular those relating to the write-down of Telecom Italia in Olivetti and of Seat Pagine Gialle in Telecom Italia. Such value has been calculated at the present value of the tax savings utilizable by Olivetti and Telecom Italia, on the basis of forecast taxable income, on a stand-alone basis. The cited valuations, and, more generally, all the assumptions of a fiscal nature considered, are based on current fiscal legislation and therefore exclude consideration of future developments deriving from the tax reform in process. This approach seems acceptable since it allows for a reasonable valuation of the position, without taking into consideration future effects not presently reasonably

quantifiable. More specifically, we believe it to be correct that no account has been taken of the eventual benefit of a complete and more rapid recovery of the tax benefit which should derive from the merger. In fact, such benefit should be shared with the shareholding structure of the Company Resulting from the Merger and, prior to the merger, does not represent for either the Absorbing Company or the Absorbed Company an asset that can be ascribed directly and exclusively to one of these.

- The savings shares which will be issued by the Company Resulting from the Merger in favor of the Telecom Savings Shareholders will have more extensive property rights than those enjoyed by Telecom Italia savings shares presently in circulation and on which was calculated the spread, both with regard to the extent of the privilege in the distribution of reserves which will be introduced statutorily by the Telecom Italia General Meeting called to deliberate the merger and for the improvement of the basis on which the privilege will be quantified in absolute value terms; in fact, to each Telecom Italia Savings Shareholder will be allocated for each Telecom Italia savings share more than one savings share of the Company Resulting from the Merger (as a result of the allocation ratio through which the ratio for the exchange of shares will be satisfied). The estimate of the value of the savings shares allotted to the Company Resulting from the Merger has been effected by reference to the spread between the quotations for Telecom Italia ordinary and savings shares. In this regard we bring to your attention that the methodology adopted by the Olivetti Directors presents the limits inherent whenever an empirical method is used, even if it appears to be the only one with the quality of a degree of objectivity otherwise lacking. Furthermore, the creation of one new Olivetti savings share with the characteristics described above and the higher takeover risk of the Company Resulting from the Merger compared to Telecom Italia, constitute a further limit on the utilization of the spread on which the ratio for the exchange of the savings shares of the Company Resulting from the Merger and Telecom savings shares has been defined. However, the method used, even with the above-mentioned limits, is considered to be the most appropriate in the circumstances and, in any event, the most objective.

- The approach used to value the own shares and the Olivetti shares owned by Olivetti International S.A. assumes that economic value and the realizable value are substantially in line. The simplification implicit in the method adopted seems, however, acceptable.

- Following the decision taken by Telecom Italia no longer to consider as strategic the "Directories" business of Seat Pagine Gialle, such investment has been written down to reflect a permanent loss of value. In the light of the impact of the investment in Seat Pagine Gialle on the total value of Telecom Italia and of the information available as of to-day, we agree with the Directors of Olivetti in considering that such disinvestment should not reasonably have effects such as to require modifications to the ratio for the exchange of shares. However, we point out that only when the disinvestment has been concluded will it be possible to evaluate fully the correctness of such assumption.

- The values attributed to Olivetti and Telecom Italia take into account the planned distribution of reserves by Telecom Italia, up to a maximum of approximately Euro 1,333 million. This relates to the distribution of reserves forming part of shareholders' equity not tied to the results for 2002. This approach is to be considered correct and consistent with the methodological approach followed in the valuation under consideration.

- The methods adopted by the Directors of Olivetti are commonly accepted and utilized, both nationally and internationally. We believe that such methods, in this specific case, have adequately taken into account the characteristics of the Companies being valued and the factors which are significant to the valuation itself. In particular, in the application of the analytical methodologies used to value the two Companies (SOP for Telecom Italia and NAV for Olivetti), the numerous operational areas of the Telecom Italia Group and the fact that the controlling interest held by Olivetti in Telecom Italia represents the most significant component of its assets have been taken into consideration. Furthermore, we have verified the substantial uniformity in application of the valuation process and the consistency of the methods. Finally, we point out that the Directors of Telecom Italia have also utilized substantially equivalent methods (even if with the inversion between the principal method and that of control), which confirms the acceptability of the valuation approach adopted.

- In the development of the valuations, the individual components have been valued by the Directors of Olivetti on the basis of the methodologies considered suitable in the circumstances. In particular, even with the different gradations of the two analytical valuation methods adopted (NAV and SOP), the Discounted Cash Flow (DCF) method has been consistently used for the valuation of the principal activities of both Companies. This method is generally considered to be the most rational of those alternatively used. However, it is to be noted that the implicit difficulty in expressing an opinion on the realizability of economic forecasts on which the DCF method is constructed is inherent in every forecasting process. On the whole, however, the forecasts seem to have been developed through a rigorous and methodologically coherent process. In particular, for Telecom Italia such forecasts are based on the detailed Business Plan 2003-2005.

- Considering that both Companies involved in the merger have a high stock market capitalization and a high flotation and that both Companies represent a significant share of the total capitalization of Mibtel and Mib30, the utilization of stock market prices over a sufficient period of time, as performed in the case under examination, is considered to be a particularly important parameter and in any event necessary at least as a point of comparison and control. Moreover, it is to be noted that the difficulties is fully assessing the potential incongruities originating, on the one hand, from a depressed stock market and, on the other, from the possible gaps between quotations and absolute values represents an inherent limitation in the valuation process; however, this difficulty is mitigated

by the convergence in the ratios for the exchange of shares provided by the methods used. Moreover, we agree with the reasons provided by the Directors of Olivetti in support of the utilization of the NAV method for not considering the current stock market value for the valuation of Telecom Italia. This because the inclusion of current market quotations in a valuation made with the NAV method, in the presence of significant controlling interests, can originate incongruities for the possible high volatility of the quotations (with a distortive effect on the exchange ratio) and, in this specific case, a lack of homogeneity of criteria, which is certainly inappropriate when the objective is the estimate of an exchange ratio and not the estimate of absolute values.

- The Directors, in the determination of the exchange ratio, have performed an analysis of the effects which can be reasonably foreseen of the possible exercise of the right of withdrawal by Olivetti Shareholders, and have considered that, also on the basis of the stock market trends of the significant period already elapsed, the outcome of such withdrawals will not be such as to render necessary a modification of the exchange ratio. As a result of the checks performed, we believe we are in a position to agree with the Directors' considerations supporting their decisions.

  Similar considerations could be made with regard to the effects which the planned OPA on Telecom Italia shares could determine. The simulations performed independently by us on the possible outcomes of the OPA, the results of which, however, are also linked to the extent and conditions of the eventual withdrawals, confirm that the fairness of the exchange ratio cannot be significantly influenced.

- The sensitivity analyses we performed to evaluate better the impact of the variations in the different hypotheses and parameters assumed, always within the context of the valuation methods adopted, confirm that the results reached by the Directors are reasonable and not arbitrary.

10. SPECIFIC LIMITATIONS ENCOUNTERED BY THE AUDITOR IN CARRYING OUT THE ENGAGEMENT

Notwithstanding the complexity of the problems faced in the course of our activity, we did not encounter any limitations or difficulties in the performance of this engagement worthy of specific mention in this Section of our report.

11. CONCLUSIONS

On the basis of the documentation examined and the procedures described above and considering the nature and extent of our work as described in this report, we believe that the valuation methods adopted by the Directors also on the basis of the indications of their Advisor are, under the circumstances, reasonable and not arbitrary and have been correctly applied by them in the determination of the ratio for the exchange of shares contained in the proposed merger project.

DELOITTE & TOUCHE ITALIA S.p.A.

S/Vincenzo Ceppa
Partner

Milan, Italy
April 22, 2003

Exhibit 1.9


2001 Annual Report
olivetti

Olivetti S.p.A.

2001 Annual Report

olivetti

Contents

olivetti

Olivetti S.p.A. – Registered Office: Via Jervis 77, Ivrea, Italy
Share capital 8,792,700,632 Euro fully paid – Registered on the Turin Companies Register no. 00488410010

Board of Directors
(for the three years 2001 - 2003)

Chairman
ANTONIO TESONE

Deputy Chairman and Chief Executive Officer
MARCO TRONCHETTI PROVERA

Deputy Chairman
GILBERTO BENETTON

Chief Executive Officers
ENRICO BONDI
CARLO BUORA

Directors
LORENZO CAPRIO
GIORGIO CIRLA
PIER LUIGI FABRIZI
CESARE GERONZI
GIANNI MION
PIETRO MODIANO
GIAMPIETRO NATTINO
ALBERTO PIRELLI
CARLO ALESSANDRO PURI NEGRI
DARIO TREVISAN
ALBERTO VARISCO

Secretary to the Board
PIERA ROSIELLO

Board of Statutory Auditors

Chairman
ANGELO FORNASARI

Standing Auditors
VITTORIO BENNANI
FRANCO CARAMANTI

Alternate Auditors
SERGIO LODI
MASSIMO NUTI

Chief Operating Officer

CORRADO ARIAUDO

Independent Auditors

Reconta Ernst & Young S.p.A.

POWERS DELEGATED TO THE COMPANY OFFICERS

Powers delegated to the company officers are illustrated in the section on Corporate Governance in the Directors' Report on Operations.


Directors' Report on Operations

00630

Evolution of the Olivetti Group in 2001

During 2001, Olivetti Group pursued its plans to consolidate the activities begun in 2000 regarding the restructuring and development of the business and to further accelerate the process of strengthening the financial structure of the companies.

In the first half of the year, an important extraordinary transaction on Olivetti S.p.A.'s capital was completed, aimed at improving the debt to equity ratio. The transaction, approved by the Company's Board of Directors on 18 December 2000, pursuant to the proxies granted by the Shareholders' Meeting on 7 April 1999, generated a cash inflow of around 0.9 billion euros for the portion relating to shares (which may increase to 1.25 billion euros in the event of the full exercise of the warrants attached to the shares) and of 1.27 billion euros for the portion relating to the convertible bond. 348,249,405 ordinary shares were issued for this transaction (as well as an equal number of free warrants of the "Olivetti ordinary shares 2001-2002 warrants" series, attached to the shares and exercisable in the ratio of 2 warrants for each newly-issued share) and 487,549,167 bonds of the "Olivetti 1.5% 2001-2004 convertible with redemption premium" series. The transaction achieved immediate positive effects for the income statement and the cash-flow of the Company, also for the bond element, considering that the issue took place at conditions better than those of already existing loans.

In July, a fundamental change took place in the shareholding structure of Olivetti S.p.A., further to the agreement between Pirelli S.p.A., along with Edizione Holding S.p.A. (Benetton Group), and Bell S.A., relating to the purchase of around 23% of Olivetti's capital held by Bell. The purchase was completed in the second half of the year through a holding company called Olimpia S.p.A. (initially 80% owned by Pirelli and 20% owned by Edizione Holding), into which the Olivetti shares already owned by the two groups were placed. On 24 October 2001, Unicredito Italiano and IntesaBci finalised their entry into the share capital of Olimpia with a 10% stake each. Following this transaction, Pirelli S.p.A.'s stake became 60%, while the stake of Edizione Finance International SA (controlled by Edizione Holding S.p.A., which it replaced on 7 August 2001) remained at 20%.

Also in July, further to the above mentioned transaction, Roberto Colaninno resigned as Chairman and Chief Executive Officer of Telecom Italia and as Chief Executive Officer of Olivetti.

In the meetings of 31 July 2001, the Boards of Directors of Olivetti and Telecom Italia accepted Roberto Colaninno's resignation and substituted him with Enrico Bondi, who was named Chief Executive Officer. Subsequently, in September 2001, following further resignations, Marco Tronchetti Provera (named Deputy Chairman of Olivetti and Chairman of Telecom Italia) and Gilberto Benetton (named Deputy Chairman of both Olivetti and Telecom Italia) and Carlo Buora (named Chief Executive Officer of Olivetti) were elected to the Boards of Olivetti and Telecom Italia. Further resignations meant that the entire Boards were deemed to be vacant and therefore the shareholders' meeting of Olivetti on 13 October 2001 and that of Telecom Italia on 7 November 2001 elected new Boards for the three-year period 2001-2003.

Considering the difficult conditions on the international marketplace, the new management firmly accelerated the financial restructuring within the framework of a comprehensive review of the Group's long-term industrial plans, submitting the new strategic guidelines for the approval of the Boards of Directors of Olivetti and Telecom Italia, held in September.

The plan was based on the principle of creating value, both by developing the activities deriving from new business opportunities and advances in technology as well as from continuously seeking an optimal financial structure based on increased cash flows. Specifically, it was estimated that by focusing on the

core businesses and reviewing the equity investment portfolio, it would have been possible, taking into account the particular international economic situation, to obtain cash flows from disposals of around 5 billion euros for Telecom Italia and around 1 billion euros for Olivetti over a two-year period. This programme will be linked to carefully managed costs and investments.

The management team, significantly strengthened during the year with the addition of men with wide experience in the various sectors of operations and of staff, in line with the general principles laid out in the plan, will place a strictly industrial emphasis on the management of the Group, ensuring prompt and effective control of operations, costs, purchases and investments.

All the activities of the Group have been resolutely focused on the core businesses. The plan foresees further consolidation in domestic fixed and mobile telephony as well as in international mobile telephony in part through acquisitions and/or agreements, while no further acquisitions are envisaged in international fixed telephony. The directories and the Internet activities connected to the two types of telephony fall within the core businesses. The above will involve a global review of the business portfolio. The Telecom Italia Group will operate as a provider of a variety of services, especially in some business segments.

Regarding more in detail the main areas of business:

- the objective in fixed telephony is to offer "business" customers a broader range of services via optical fibre broadband access; for "mass market" customers, DSL technology will be preferred by using already existing connections;
- the objective in mobile telephony is to increase revenues per customer by offering value added services (VAS); to consolidate the position of market leader in Latin America by offering pan-Latin American GSM services; to develop infrastructures and activities in Europe;
- the objective in directories and the Internet is to increase market share and traffic in the Internet access sector; to develop synergy with mobile and fixed telephony; to build a selective presence in the B2B and B2C portal business.

Referring specifically to Olivetti S.p.A., the Board of Directors deemed it necessary to reinforce the financial restructuring plan, both by disposing of non-core equity investments as well as through a new extraordinary share capital transaction, approved on the basis of the proxies granted by the General Meetings of 7 April 1999 (for the outstanding portion) and of 13 October 2001.

The transaction was successfully completed in November 2001. Overall, 1,491,373,698 shares were issued (for the equivalent of 1,491.37 million euros) and 2,412,962,875 convertible bonds (for the equivalent of 2,412.96 million euros), denominated "Olivetti 1.5% 2001-2010 convertible with redemption premium" having an effective yield on redemption of 3.5% p.a. gross. The shares and bonds were offered at 1 Euro each, on an either/or basis, at the choice of the rights holders.

In accordance with its prior undertaking, Olimpia S.p.A. subscribed the rights to which it was entitled (50% in shares and 50% in bonds); as a result of the transaction, Olimpia S.p.A. owned 28.736% of Olivetti.

In the event of full conversion of the above bonds, the new share capital transaction will involve a significant reduction in indebtedness to 13.5 billion euros.

The Board of Directors also unanimously approved the proposal of the Deputy Chairman and Chief Executive Officer, Mr. Tronchetti Provera, not to further implement the outstanding proxies to issue shares, convertible bonds or bonds with warrants, warrants, options or other similar securities which

grant rights to subscribe to Olivetti shares, and to submit to a future Shareholders' Meeting the withdrawal of the aforementioned proxies, relating to the unused outstanding portion.
As well as the success achieved on the extraordinary share capital transactions front, the prompt execution, starting towards the end of last year, of a part of the plan to dispose of non-strategic businesses should be underlined.
Specifically, in December, Olivetti S.p.A., Olivetti International S.A. and Finsiel S.p.A. accepted the public tender offer made by Tyche S.p.A. (De Agostini Group) regarding Lottomatica S.p.A. shares.
Moreover, Telecom Italia Group agreed with Endesa, Union Fenosa and Santander Central Hispano (SCH) to sell its 26.89% stake in AUNA (Auna Operadores de Telecomunicaciones, S.A.), the Spanish telecommunications operator. The sale of this equity investment generated a net cash inflow of approximately 1,850 million euros. Finally, also in December, Telecom Italia completed the disposal of equity investments in Eutelsat, Intelsat, Inmarsat and New Skies Satellites, all ex-satellite consortia, to the recently incorporated company, Mirror International Holding Sarl, owned by the Lehman Brothers Merchant Banking Partners II L.P. closed-end fund with minority stakes held by IntesaBci and Interbanca. The portfolio which Telecom Italia sold to Mirror International Holding Sarl, in which it maintained a 30% stake, was valued at 550 million euros, with a cash inflow of 450 million euros (net of the investment in the new company) and a net capital gain of more than 100 million euros at statutory accounts level.
On the operations front, the marketplace in which the Telecom Italia Group operates has witnessed a rise in demand for telecommunications services of approximately 10% per annum, driven by the widespread use of mobile telephony and the development in data and Internet services. The sector is expected to continue to grow over the next few years and the shift in part of family and business expenditure towards digital products and services is also expected to continue, thereby increasing the possibilities of integrating transmission services and online application content. In 2001, the telecommunications market was characterised by a phase of restructuring and consolidation after the substantial growth caused by the Internet phenomenon and the boom in stock prices. The financial markets have in part re-directed investments from "alternative" carriers, typically characterised by large investment flows linked to the accomplishment of business plans based on the expectation of substantial growth of the Internet and telecommunications market, to those which can leverage assets, distinctive skills and a solid financial structure.
Compared to the major European countries, the Italian market is also characterised by a high penetration of mobile phones, which is in contrast with a relatively modest penetration of Internet and broadband services, whether residential or business. At the end of 2001, Internet penetration in Italy was 23% for families and 44% for small-to-medium sized businesses. Family access is still primarily based on dial-up technology (98%), only a small part (2%) via broadband ADSL. However, a progressive improvement on these figures is expected, in part based upon the experience of the German market, which indicated that widespread use of ADSL accesses may occur fairly rapidly. There is also ample room for growth in the areas of data transmission, services connected with the Internet and new-generation mobile services (GPRS, UMTS). The sector will continue growing over the next few years and the shift in part of family and business expenditure towards digital products and services will continue, thereby increasing the possibilities of integrating transmission services and online application content.
In 2001, the Telecom Italia Group conducted a major restructuring of its Business Units organisation, the details of which will be specified later. Operations through these units were as follows:

- the *Domestic Wireline* business unit operated in an intensely competitive market, based upon price reductions in the "voice traffic" business area and in the Internet access (ISP) market. In this context, Domestic Wireline's business was characterised by a consolidation in its market leadership in the core areas, a consistent increase in the traffic transported on behalf of other operators and price reductions, partly set off by the increase in the standing charge.
- the *Mobile Services* business unit, through TIM, confirmed its leadership in the domestic market, which was highly competitive due to the increase in and further diversification of the products and services and also the significant expansion of the international networks. The results in the international markets were generally better than in 2000, even if still affected by start-up costs in some cases.
- the *Internet and Media* business unit was reviewed within the framework of the new strategic guidelines, making its mission to be the creation of a multi-platform group which, by using paper, telephone, internet and television, satisfies the information and entertainment needs of the public and the communication and services requirements of businesses. During the year, the area of consolidation was extended to many recently acquired companies.
- during the year, the development and management of the foreign portfolio, represented by the *International Operations* business unit, aimed at maintaining Telecom Group's presence in the strategic markets of Latin America and Europe and in the business segments with substantial growth potential.
- also during the year, a further boost was given to the industrial rationalisation plans and corporate reorganisation of the *Information Technology Services* business unit, in charge of the IT activities of the Group, by re-positioning on higher added value products. In particular, consistent with the new strategic guidelines, the business unit was divided into two new business units focusing on the external market and on managing the Group's internal IT processes, respectively.
- the operating results of the *Satellite Services* business unit are however contrasting: the positive trend in the "Media and Communication" and "Space System" areas are offset by the negative effects of the premature closure of the Astrolink contract.
- finally, the *TI Lab business unit*, born out of the integration of the technological know-how of CSELT and the venture capital management skills of Telecom Italia, continued its research activities in the various technology sectors of telecommunications and network technology, carrying out numerous transactions, described later on, aiming to strengthen its corporate national and international structure.

With regard to the other industrial activities directly controlled by Olivetti, an important role is played by Olivetti Tecnost, which operates in the office products sector where the market was characterised by fierce competition, particularly with reference to the ink-jet products segment and to IT systems specialising in services for banking, retail and gaming automation and public administrations, which achieved good results for the year and which represent an important sector in the company's growth strategy.

Industrial and marketing activities were aimed at offering innovative services based on Internet technology, with solutions tailored for small-to-medium sized companies and in the home automation sector, with solutions for private residential use.

Group Structure and Activities



olivetti
Finance companies
54.9% (*)
50%
100%
100%
TELECOM ITALIA
50% (**)
WEB
Olivetti Multiservices
OLIVETTI TECNOST

(*) % of ordinary share capital
(**) 30.2% Finsiel and 19.8% I.T. Telecom

The Olivetti Group operates in the telecommunications sector through the companies of the Telecom Italia Group, which represents approximately 96% of its total revenues.
The Telecom Italia Group is one of the major international companies in the Information and Communication Technology industry. Its companies are leaders in wireline, mobile and satellite communications, Internet and media, information technology and research, providing integrated and innovative services in Italy and abroad. In the domestic market, Telecom Italia is both the technology and the market leader in the highest growth sectors (mobile, broadband, data transmission). Its international presence is geographically focused on Latin America and Europe. Olivetti is also active in other industrial sectors through directly owned subsidiaries, such as office products, Internet appliances and IT services (Olivetti Tecnost Group), Internet services (Webegg Group), facility management and property services (Olivetti Multiservices).

Financial highlights by sector

(in millions of euros)	Olivetti S.p.A.	Finance companies	Telecom Italia Group	Olivetti Tecnost Group	Olivetti Multi-services	Webegg Group	Consol. adjust.	Total Group
Total net revenues			30,818	1,097	98	91	(88)	32,016
Result before interest and taxes (EBIT) and non recurring income and charges	(1,425)	(7)	6,744	13	6	8	(1)	5,338
EBIT	(1,701)	52	3,648	(30)	9	6	(1)	1,983
Net income for the year for consolidation purposes	(2,229)	(135)	(672)	(55)	2	1	(2)	(3,090)
Net result for consolidation purposes before amortisation of goodwill on Telecom Italia acquisitions	(930)	(135)	(672)	(55)	2	1	(2)	(1,791)
Shareholders' equity:								
Total	15,235	386	18,699	193	172	67	(8,399)	26,353
Group	15,235	386	5,050	189	172	45	(8,348)	12,729
Net financial indebtedness (resources)	16,322	(77)	21,942	134	71	(30)		38,362
Employees	89	8	109,956	4,896	353	718		116,020

The Telecom Italia Group

During 2001, the Telecom Italia Group operated through a structure of business units, which was comprehensively reorganised during the year.

Domestic Wireline

The Domestic Wireline Business Unit operates nationwide and is the established market leader in wireline voice and data services and call centres, both for end-users and other operators. Internationally, Domestic Wireline develops optical fibre networks for wholesale customers, mainly in Europe and South America.
In 2001, the Business Unit had the following structure:

Telecom Italia DW	*Domestic Subsidiaries*	*International Subsidiaries*
Wireline telecommunication services	Saritel S.p.A.	Pan European Backbone
- Traffic and Access	TMI Group	Latin American Nautilus Group
- Business Data	Atesia	Mediterranean Nautilus Group
- Domestic Wholesale	Path Net	MED1 Group
- International Wholesale		

At the end of the year, a new organisational structure became operational (Marketing, Customer Operations, Residential Customers, Business Customers, Executive Customers, Domestic Wholesale, International Wholesale, Network, Public Telephony), the main objective of which is to shift the emphasis from the product to the customer and to improve time-to-market.

The table below compares the main financial results, almost entirely attributable to Telecom Italia's Domestic Wireline business, as well as capital investments made and the staff employed, with those of 2000:

(in millions of euros)	Year 2001 (A)	Year 2000 (B)	Changes (A-B) Absolute	%
Revenues from sales and services	17,291	17,514	(223)	(1.3)
Gross operating margin	7,788	7,421	367	4.9
Operating result	4,379	3,915	464	11.8
Capital investments:				
capital expenditure	2,835	2,746	89	3.2
goodwill	-	-	-	-
Personnel at year end (employees)	58,406	62,782	(4,376)	(7.0)

2001 was highly competitive, based upon price reductions in the "voice traffic" business area and in the Internet access (ISP) market. In this context, the activity of Domestic Wireline was principally characterised by a consolidation in market leadership in the business areas of access, data services, web services and wholesale, by a substantial increase in traffic "carried" on behalf of other operators and in on-line traffic and by the price reductions in domestic traffic and outgoing international traffic, which was partially offset by an increase in the standing charge.

The main operational figures for 2001 are compared with 2000 in the table below:

	Year 2001	Year 2000
Connections to wireline network (in thousands)	27.353	27.153
of which ISDN	5.403	4.584
Annual increase in minutes of traffic on wireline network (%)	30,7	27,6
domestic traffic	31,3	28,1
international traffic	16,9	11,5

During 2001, many commercial offers were launched in the voice sector; in particular, in the Residential voice sector, 3,240,000 customers subscribed to the "Teleconomy voce" offer and "Sirio 187", the first telephone in the world capable of managing SMSs, was also launched.

In the Business voice sector, more than 840,000 customers subscribed to the "Teleconomy24 aziende" offer by the year-end.

As regards the installations of Public Telephony, there were 70,000 ISDN terminals at the end of the year (+54% compared to 2000).


00637

In data transmission, the year was characterised by a broader range of data products on offer, such as:

- "Hyperway", nationwide virtual private network using IP protocol and a metropolitan virtual LAN;
- "NetVantage", offering e-business solutions provided by Internet Data Centres (IDC) to manage on-line virtual community processes;
- "Full Business Government/Banking", offering e-business solutions provided by IDCs for local public administrations and for the financial sector.

During the year, Telecom Italia consolidated its Domestic Wholesale activities, increasing interconnection traffic by 126.4% compared to 2000.
The year was characterised by a wider range of products on offer, such as "Canale virtuale permanente" (Permanent Virtual Channel), which enables Internet Service Providers and Other Licensed Operators to offer end-users services and data via broadband access technology using a copper pair or optical fibre, and, to meet the increasing market demand for broadband, "dark optical fibre" provided without power supplies and equipment to use Telecom Italia's network, ensuring potentially unlimited transport capacity.
At the International Wholesale level, the year saw a growth in demand, particularly for Internet and data with an 18.7% increase in traffic volume compared to 2000.

The Domestic Network's performance was characterised by infrastructure and management system upgrades, in part as a consequence of the increased activity of other operators in the Italian market. Of particular interest are the activation of dialling mobile phones numbers without the "0", the activation of the call return service (which advises the customer of the last call, giving number, data and time, with the possibility of automatically dialling the recorded number) and the completion of the digitalisation and the migration of customers from analogue exchanges to digital ones.
Progress was also made on the development of the ring connection, which uses the latest generation SDH and DWDM (Dense Wavelength Division Multiplexing) technology and is the platform for the new "Rete di Trasporto Ottico" (Optical Transport Network) which carries flows with high levels of quality and availability.
The SDH optical network was strengthened during the year and higher capacity equipment (radio links) was installed to meet the increased demand of the mobile operators.

Regarding the International Network, infrastructures and management systems were developed in geographical areas characterised by a strong increase in the demand for capacity and of strategic importance due to the presence of subsidiary and associated companies. Of particular note is the activation of the Pan European Backbone, which connects nine countries (Austria, Belgium, France, Germany, Italy, Holland, Spain, Switzerland and Great Britain) by high speed optical fibre and a ring structure, so as to ensure protection of traffic in the event of a fault in one link. To this end, fully-owned subsidiary companies have been incorporated in each of the nine countries mentioned above.
The initial configuration of the LAN (which connects eight nodes in South America, including Rio de Janeiro, Sao Paulo, Buenos Aires and Santiago, via a ring structure with the Miami node) has been activated and progress was made in laying the submarine optical ring (Mediterranean Nautilus) which will connect Italy, Greece, Turkey, Israel and Egypt, with the help of the subsidiaries MED1 and MED Nautilus.


00638

Approximately 3% of the total revenues of the Domestic Wireline Business Unit is attributable to subsidiary companies in Italy (Saritel, Atesia and Path.Net) and abroad (Pan American Backbone, Latin American Nautilus, Mediterranean Nautilus - incorporated between the end of 2000 and the beginning of 2001 to follow specific projects - and the TMI and MED1 groups).

Mobile Services

The Mobile Services Business Unit (TIM Group) operates in the sector of domestic and international mobile telecommunications. Its international presence focuses on the Mediterranean Basin and South America.
During 2001, the Business Unit operated with the following structure:

Domestic Subsidiaries	*International Subsidiaries*
TIM S.p.A.	TIM International - Stet Hellas Group (Greece) - Tele Nordeste Celular Participaçoes Group (Brazil) - Tele Celular Sul Participaçoes Group (Brazil) - Maxitel Group (Brazil) - Digitel (Venezuela) - TIM Perù

2001 saw the incorporation of Tim Brasil, a sub-holding company for the equity investments TIM Celular Centro Sul, TIM Sao Paulo, TIM Rio Norte, incorporated during the first months of the year, the transfer to TIM Brasil by TIM International N.V. of the equity investment in Bitel (parent company of Tele Nordeste Celular and Tele Celular Sul) and the merger of TIM International B.V. into SMH N.V., which was simultaneously re-named TIM International N.V..
The income statements of Digitel and the Maxitel Group, which were acquired at the end of 2000, were consolidated.
The main results achieved in 2001 compared with 2000 are stated in the table below:

(in millions of euros)	Year 2001 (A)	Year 2000 (B)	Changes (A-B) Absolute	%
Revenues from sales and services	10,250	9,418	832	8.8
Gross operating margin	4,760	4,447	313	7.0
Operating result	3,136	2,988	148	5.0
Capital investments:				
capital expenditure	3,151	4,206	(1,055)	(25.1)
goodwill	31	899	(868)	-
Personnel at year end (employees)	16,721	15,257	1,464	9.6



Revenues from sales and services, gross of the amounts due to third-party telecommunications operators, increased by 8.8% compared to 2000, mainly as a result of increased revenues from TIM S.p.A.. The percentage increase in the gross operating margin is lower than the increase in revenues as a consequence of international start-ups.

TIM S.p.A. had total revenues of 8,357 million euros (+5.4%), this increase being due to the further expansion in traffic (+7.6% in terms of revenues, +13.6% in terms of minutes). The revenues deriving from value added services increased by 56.5% compared to 2000, mainly due to the increase in Internet services (more than 140%) and SMSs (approximately 35%). The gross operating margin (+9.9%) benefited from containing external costs. TIM's net income (equal to 1,907 million euros) reflects international companies value adjustments, which led to a 532 million euros pre-tax extraordinary writedown of the subsidiary company TIM International N.V.

Significant investments have also been made to improve the GSM network, to complete the infrastructures for the launch of the data services (WAP, GPRS) and to continue developing UMTS.

During the year, TIM confirmed its leadership in the highly competitive domestic market, mainly through a broadening of its offer range by proposing innovative products, a further diversification of the rates offered, significant growth of the international networks (+7.4 million lines) and a greater focus on customers, by improving the CRM structures.

Below are the main operational figures for 2001, compared with the year 2000:

	Year 2001	Year 2000
TIM lines in Italy (in thousands)	23,946	21,601
Annual increase in minutes of mobile traffic (%)	13.6	24.6
Coverage for GSM in Italy (% of population)	99.7	99.6
Coverage for E-TACS in Italy (% of population)	98.0	98.0

TIM's year was characterised by the development of SMS traffic, the creation of innovative services and the extension of the offered product profiles with initiatives such as "LoSai di TIM", the free service which advises GSM customers of calls received while unreachable or when the telephone was switched off, "FreeSMS" which proposes a self-recharging mechanism based on SMS traffic, and marketing proposals with special seasonal rates (CartAmici/CartAuguri) or which offer products and services which can be used for a limited period and at very low unit costs (Last Minute di TIM).

Moreover, all TIM lines are GPRS ready, fundamental for the business market, which acknowledges TIM as the only operator capable of ensuring this service.

As concerns abroad:

- the Stet Hellas Group, which manages the GSM service in Greece and which last July acquired a UMTS licence for 50 billion Drachma and a DCS 1800 licence for 9 billion Drachma, managed to improve its operating profit, in spite of a slight decrease in revenues;
- the activities of the Tele Nordeste Celular Participaçoes Group (operating in mobile network services in the north-eastern regions of Brazil and maintaining the same market share as the year before) focused on a strategic re-positioning aimed at more profitable customer segments, launching the TIM Business brand onto the market and making international roaming available to Business customers;

- the activities of the Tele Celular Sul Participaçoes Group (operating in mobile network services in southern Brazil) focused on rationalising costs and optimising investments, the launch of new offers for the pre-paid segment, retention and loyalty programmes aimed at high-use customers and the launch of the TIM Business Brand;
- the Maxitel Group (operating in mobile telephony in the Bahia and Sergipe areas of Brazil) developed new proposals for the pre-paid segment, pursued a strategy of acquiring high-profile customers and improving its loyalty and retention programmes;
- Mobilkom Austria A& Co. KG (an associated company) reported a 38.3% increase in its operating earnings against a 6.7% increase in sales.
- in the first months of 2002, the Telecom Italia Group reached an agreement for the sale of the 19.61% of BDT (Bouygues Décaux Télécom) equity investment (held by TIM International). BDT controls 55% of Bouygues Télécom and the total value of the transaction will be 750 million euros.

Internet & Media

The Internet and Media Business Unit covers the entire value chain in the media sector, extending its activities to telephone publishing and to television and is the leader domestically in marketing products and services for the office. Seat Pagine Gialle also develops all elements of Internet services for residential customers and small-to-medium businesses: access, portals and web services.
Within the framework of the new strategic guidelines, a new mission has been set for the Business Unit, aimed at creating a multiplatform media group which, by using paper, telephone, Internet and TV, satisfies the information and entertainment needs of the public and the communication and services requirements of companies.
The Business Unit comprises the Seat Pagine Gialle Group, which includes Seat P.G. S.p.A. (Directories Div.) and the subsidiaries Tdl Infomedia Ltd. Group (Directories), Telegate AG Group (Directories Assistance), Seat Internet and Matrix (Internet), Buffetti Group (Products and Services for the Office), Consodata S.A. Group (Business Information), Holding Media e Comunicazione Group (TV and others) and other minor companies.
In 2001, the consolidation included many recently acquired companies, amongst which the French group Consodata (Business Information), the British telephone publishing company TDL Infomedia (Directories), the German company Telegate (Directory Assistance), the television group Holding Media e Comunicazione (ex-Cecchi Gori Communications).
The main transactions during the year were the following:
- acquisition of a direct and indirect equity investment in Telegate A.G. (64.5%);
- Giallo Voice (100% Seat PG) gaining control of four Italian call centres;
- the exchange by Huit II (controlled by Telecom Italia) of 186 million Seat PG shares for 100% of ISM. ISM owns, through its subsidiary N.V.Vertico, 33.3% of Matrix;
- acquisition of 54.5% of the French company Consodata, which operates in the information marketing sector and is listed on the Nouveau Marché (New Market) in Paris;
- in May, the conclusion of the residual public tender offer of Seat PG for the outstanding shares of the Buffetti Group;

00641

- in June, the acquisition of 100% of the share capital of Cecchi Gori Communications (now Holding Media e Comunicazione), following a capital increase in April.

The table below sets out results for 2001, compared to results for 2000 restated on the basis of the same area of consolidation:

(in millions of euros)	Year 2001 (A)	Year 2000 (1)	Year 2000 on a consistent comparable basis (2) (B)	Changes (A–B) Absolute	%
Revenues from sales and services	1,957	263	1,908	49	2.6
Gross operating margin	444	(35)	361	83	23.0
Operating result	31	(73)	(1)	32	-
Capital investments:					
capital expenditure	175	34	251	(76)	(30.3)
goodwill	203	-	-		
Personnel at year end (employees)	9,264	7,515	8,932	332	3.7

(1) Data relating to Tin.it only, except for personnel which includes the SEAT Group.
(2) Including SEAT consolidated figures, Tin.it operations from 1st January 2000 and companies newly acquired by the SEAT Group.

During the year, Seat PG strengthened its position as leader or co-leader in almost all the areas it operates in, thanks to its widely recognised brand portfolio. The Group's activities were characterised by:

- interaction between platforms and products, so as to take advantage from any possible synergy and overlaps between directories, telephone and Internet, as well as between Internet and TV;
- management of a commercial network which is unmatched in terms of diffusion, number and type of customers, platform coverage (paper, telephone, Web, TV) and the availability of a physical network for the distribution of products and services;
- major cooperation with Telecom Italia Domestic Wireline for the sale of ADSL Internet connections (132,800 units by the end of the year compared to approximately 6,500 the year before).

International Operations

The International Operations Business Unit operates in the wireline and integrated fixed-mobile sector and its presence is largely focused in Europe and South America.

The Business Unit is structured in subsidiaries (9Télécom Réseau Group, Entel Chile Group, Entel Bolivia Group, BBNed and Intelcom S. Marino) and associated companies (AUNA Spain Group, Telekom Austria Group, Telecom Srbïjä, Telecom Argentina Group, Brasil Telecom Participaçoes Group and Globo.com).

2001 saw the following transactions:

- in France, Jet Multimedia, in which 9Télécom Reseau holds an equity investment, acquired 100% of Victoire Multimedia from the LVMH group;
- in Spain, the shareholder structure of AUNA (a holding company established in December 2000) was perfected, following which Telecom Italia Group's stake is 26.89 % of the share capital;
- in Chile, new equity investments in the Entel Chile Group were acquired in March, taking the overall holding to 54.76%;

642

- 30% di Mediterranean Nautilus S.A (which also included Elettra) was sold in the first quarter to FTT Investment, a company of the Israeli Fishman Group.
The table illustrates the 2001 results, compared with 2000:

(in millions of euros)	Year 2001 (A)	Year 2000 restated (B)	Changes (A-B) Absolute	%
Revenues from sales and services	1,879	505	1,374	272.1
Gross operating margin	347	(3)	350	-
Operating result	(268)	(135)	(133)	(98.5)
Capital investments:				
capital expenditure	517	204	313	153.4
goodwill	773	780	(7)	(0.9)
Personnel at year end (employees)	7,307	2,572	4,735	184.1

The figures for 2000 have been restated by de-consolidating the activities of Nortel Inversora/Telecom Argentina. In 2001, revenues and the gross operating margin of the Business Unit increased, in part as a consequence of the Entel Chile and Jet Multimedia groups being consolidated.
Provisions and value adjustments relating to the Entel Chile and 9Télécom groups and higher amortization for goodwill, however, contributed to the worsening of operating result.
In 2001, the development and management of the international portfolio were aimed at maintaining Telecom Italia Group's presence in strategic markets (Latin America and Europe) and in business sectors with high growth potential.
As regards the consolidated subsidiaries, 9Télécom Réseau Group operates in the sectors of wireline telephony and voice, data and Internet services. It also operates in traditional hosting in France.
A considerable increase in turnover (+188.5%) was reported in 2001.
In Latin America, the Entel Chile Group operates in the sectors of wireline and mobile telephony, data transmission and Internet access services and, in 2001, recorded increases (in local currency) of 35.8% in revenues and 12.5% in operating earnings.
During the year, it consolidated its position of integrated provider of telecommunications services and became market leader in mobile telephony through the investee company Entel PCS (owner of the first GSM network in South America); moreover, three WLL licences to provide fast access Internet services and wireline telephony in Chile and abroad were acquired.
The Entel Bolivia Group operates in the sectors of wireline and mobile telephony, Internet, data transmission, telex e telegraphy.
In 2001, GSM technology was introduced in Bolivia and market leadership was confirmed in the segment of services for business and corporate customers.
As regards associated companies, an agreement was reached in December with the other shareholders of AUNA Holding (Spain) for the sale of the 26.89% stake held by the Telecom Italia Group for an expected net cash inflow of approximately 1,850 million euros. The AUNA Group operates in the sectors of wireline and mobile telephony, data transmission, Internet access.

Information Technology Services

The "Information Technology Services" (IT Services) Business Unit is in charge of the Group's IT activities and covers the whole value chain of IT services.

The Business Unit, established as part of the project to integrate such diverse entities as Finsiel, Netsiel, Telesoft, Sodalia and the ex-IT division of Telecom Italia, comprises the subsidiaries IT Telecom, Finsiel Group, Telesoft Group, Netsiel S.p.A. and Sodalia S.p.A..

During the year, the first phase of industrial rationalisation and corporate restructuring by homogeneous areas of the BU was fully carried out through the following transactions:

- the sale, to Telesoft, of Telecom Italia's "Servizi di Sviluppo dei Sistemi Informativi" (IT Systems Development Services) business
- the sale, to Telesoft, of Finsiel's "Servizi di Sviluppo Software per Applicativi" (Application Software Development Services) business
- the sale, to Netsiel, of Eis's "Servizi" (Services) business
- the sale, to Finsiel, of Consiel's "Sanità" (Health) business
- transfer, to Finsiel, of the equity investment in Lottomatica, by the non-proportional partial split of Sogei. This transaction was carried out in anticipation of the subsequent listing in 2001 on the Italian Exchange
- the sale of Consiel's "Formazione" (Training) business to the Scuola Superiore G. Reiss Romoli.

The main results for 2001, compared against 2000, are stated in the table below:

(in millions of euros)	Year 2001 (A)	Year 2000 (B)	Changes (A–B) Absolute	%
Revenues from sales and services	2,033	2,138	(105)	(4.9)
Gross operating margin	332	329	3	0.9
Operating result	162	134	28	20.9
Capital investments:				
capital expenditure	129	125	4	3.2
goodwill	1	1	–	–
Personnel at year end (employees)	11,288	12,005	(717)	(6.0)

The trend of revenues from sales and services is affected by the new outsourcing contracts signed in 2001 by Telesoft and Netsiel with the Wireline Services Business Unit of Telecom Italia S.p.A., thereby completing the corporate spin-offs of the ex-IT division of Telecom Italia; these contracts, aiming to achieve maximum efficiency through competitive fees compared to the market conditions, have led to a substantial reduction in revenues in the areas dedicated to those activities. Profitability progressively improved during the year, in terms of both gross operating margin and operating profit.

During the year, operations were characterised by a series of ventures to ensure the innovation, development and optimal management of IT within the Group, develop proposals in the professional IT market for traditional and new market segments and start acting on the organisation, the governance processes, the technology and the skills necessary to implement the new IT industrial plan.

This Business Unit's structure, compatible with the new strategic guidelines, was altered at the beginning of 2002 and divided into two new sub-divisions: Group Information Technology (ITG), aimed at increasing quality and efficiency within the framework of the service activities directed at all the Business Units of

the Telecom Italia group operating in the market, and Market Information Technology (ITM), which, though the Finsiel Group companies, will pursue those activities aimed directly at the outside market.

Satellite Services

The "Satellite Services" Business Unit (Telespazio Group and the "Satellite Telecommunications" business of Telecom Italia) is in charge of developing systems for voice and data satellite communications, radio-television transmissions and observation of the earth.
It comprises the subsidiaries Telespazio S.p.A., Telespazio Brasil, Eurimage, MCS Europe Group, e-Geos, Telespazio North America, Telespazio Luxembourg S.A. and CTM S.c.p.a.
Among the main corporate events of mention is the exit from the Astrolink venture and the sale at the end of 2001 of the equity investments in the satellite consortia Intelsat, New Skies Satellite, Inmarsat and Eutelsat; these transactions did not change the area of consolidation.
The main results for 2001, compared against 2000, are stated in the table below:

(in millions of euros)	Year 2001 (A)	Year 2000 (B)	Changes (A-B) Absolute	%
Revenues from sales and services	648	340	308	90.6
Gross operating margin	159	50	109	218.0
Operating result	60	(52)	112	-
Capital investments:				
capital expenditure	29	31	(2)	(6.5)
goodwill	-	-	-	-
Personnel at year end (employees)	1,196	1,206	(10)	(0.8)

The 2001 operating results were affected positively by the industrial development and the success of the "Media & Communication" and "Space System" areas and negatively by the premature closure of the Astrolink contract, the effects of which were partially absorbed by capital gains from the sale of shares held in portfolio.
The main activities for the year may be summarised as follows:
- marketing launch of the multimedia services on the Evolv-e platform;
- continuation of the outsourcing activities for the United States Navy, the Ministry of Defence and for the management of a new broadband service for INMARSAT which will become operational in 2002;
- winning of a contract with Unicredito (Xelion) for the connection of online trading positions in vehicles which travelled throughout Italy in 2001;
- strengthening of the FIAT network which currently links the Turin head office with more than 1,700 dealers in 17 European countries;
- acquisition of the satellite services for the Sole24Ore;
- intensification of the activities related to the major current "Space System" projects: Galileo (positioning, navigation and mobile communications), Cosmo Skymed (high resolution observation of the earth with both radar and optical systems), SICRAL (national military telecommunications system via satellite) and ARTEMIS (satellite for advanced telecommunications belonging to ESA - European Space Agency).

TILAB

The TILAB Business Unit (which generated 134 million euros of revenues in 2001, an 8.9% increase compared to the previous year) was formed through the integration of CSELT's technology with Telecom Italia's venture capital management skills. It is responsible for identifying and managing innovative ventures by creating new business opportunities for both Group companies and the outside market.
The main transactions involving TILAB were:
- sale to Olivetti Multiservices (OMS) of the business dedicated to general services and property management;
- establishment, with the US Group Ramius Capital, of the USA Saturn Venture Partners Fund for investments in the ICT technology;
- acquisition from SAIAT of 100% of Telsy, a manufacturing company operating in the field of products and services for IT security systems for TLC;
- execution of the equity investment portfolio reorganisation, carried out by concentrating the Venture Capital equity investments in the aforementioned foreign corporate vehicles, while maintaining direct management of the industrial equity investments.
The BU's activities, focused in the field of research and development and which has also witnessed the first collaboration with Pirelli Labs and strategic suppliers, involved:
- research into enabling techniques in the mobile and wireline sectors;
- the definition of tools for network design, planning and management;
- the definition and experimentation of local access techniques;
- the development of solutions, products and architectures which can be integrated in silicon;
- the development of modular products, created as software and transformable into firmware for specific solutions or for hardware components;
- the creation of the first prototypes of intelligent aerials and of passive filtering systems for UMTS;
- multilingual refinement and extension of voice recognition and synthesis techniques.

Other activities

The "Other activities" of the Telecom Italia Group mainly comprise the "Real Estate and General Services" function, the company Stream and the financial companies Softe and Sogerim.
The "Real Estate and General Services" function manages and maximises the value of the Group's property portfolio (asset and property management), plans and executes property projects and provides facility and property services (project and facility management).
The total turnover generated in 2001 was 953 million euros, a 2.8% decrease compared to the previous year, due to the alignment of prices to the best market conditions.
In 2001, Softe and Sogerim provided financial support to the companies of the Telecom Italia Group on the international markets.
In particular, as regards Sogerim, in the first half of 2001, as part of the Telecom Italia Group's debt restructuring plan, bonds were issued for a total of 8.5 billion euros.
Stream S.p.A. is an associated company operating in the Pay-TV sector.
In February 2002, Telecom Italia reached an agreement with News Corporation and Vivendí Universal/ Canal + for the sale of its 50% of Stream. The agreement, which is conditional upon the approval of the

relevant Italian authorities, envisages the simultaneous sale of Telecom Italia's 50% of Stream to News Corporation and the purchase of 100% of Stream's capital by the French group Vivendi Universal.
The sale price of Telecom Italia's 50% of Stream will be US$ 42 million.

Products, specialised systems and IT services directly controlled by Olivetti S.p.A.: Olivetti Tecnost

The Olivetti Tecnost Group is active in office products (Home Office Division) and in specialised IT systems for service automation for banking, retail, gaming and Public Administrations (Vertical Markets Division).
During 2001, Olivetti Tecnost integrated its industrial and marketing activities by investing substantially in proposals for Internet services with solutions tailored to small-to-medium sized businesses through GoToWeb S.p.A. and in the home automation sector with automated solutions intended for private residential users through DomusTech S.p.A.
The Group operates in the main international geographical markets (where 69% of total turnover is achieved) and, while being predominantly focused in Europe (29%) and Latin America (16%), it is also present in the United States with its subsidiary Royal Consumer Information Product Inc. in the consumer sector.

The **@Home@Office Division** specialises in office products and communication and image processing devices directed at the business, SoHo and consumer markets. The product catalogue – alongside original supplies and professional services which ensure qualified assistance and support – is marketed in over 70 countries through diversified channels which mainly include networks of dealers, distributors and mass merchandising chains.
In 2001, Olivetti Tecnost further improved its leadership position in Europe in the plain-paper fax and ink-jet technology sector, reaching a market share of 25%. The slowdown in the world market, however, created substantial competitive tension which led to a squeeze in prices and, consequently, in margins.
In the sector of ink-jet printers, Olivetti Tecnost has introduced a compact multifunctional "Flat Bed" system, CopyLab 200, which offers, in a single product and at a contained price, the entire range of peripherals needed to carry out activities at home or in a small office.
Moreover, significant growth was achieved in niche markets such as "mobile printing" (which has led to contracts being signed with important international customers) and "printing for foodstuffs" (which has raised substantial interest among operators in the sector).
As regards the range of laser products, the printer market did not show any great changes during the year, while fax machines based on the same technology continued to be very popular, especially in Italy.
2001 was the year in which the copying sector went digital.
The introduction of a complete range of multifunctional photocopiers led to an increase in digital product deliveries of 114% in revenues and 64% in quantity.
The introduction of the euro had a positive effect on the calculator market as well, with both revenues and margins increasing during the year.

2001 marked the real entry of Olivetti Tecnost into the (growing) market of Personal Digital Assistants (P.D.A.), tools which offer and will offer the core functions of a personal computer, e-mail, Internet access, communication over the GSM networks and GPS location tools.
The year was not positive for the range of original supplies for ink-jet products. Weaker demand for fax machines in Europe inevitably affected demand for printheads and ink cartridges, which the increase in hardware sales did not manage to offset.

In 2001, the **Specialised products and services for vertical applications division** recorded third-party revenues of approximately 295 million euros, a 29% increase in value compared to the year before.
In May 2001, Olivetti Tecnost S.p.A.'s Vertical Markets business was transferred to Tecnost Sistemi S.p.A., with the aim of ensuring maximum focus on markets which, due to the specific nature of the target and the product type, require a highly specialised and dedicated organisation from both the production and the offer/support points of view.
As regards banking, the PR2 printer was once again the reference for the market and for competition worldwide (255,000 units sold in 2001, a 61% increase). The new PR2 Enhanced model was also launched (approximately 21,000 units in 2001), which is the natural technological evolution of the PR2 (faster, greater flexibility to interface with other equipment), and the project for the development of a new line of ink-jet validating printers commenced, mainly aimed at geographical regions such as North and South America.
Special mention must be made of the PR6 printer supplied to the Italian Post Office. This device automates payment of services with special post office forms, and approximately 30,000 units have already been installed in post offices throughout Italy.
The Retail sector is basically divided into two broad product areas with decidedly different requirements: the Linea PR4 and Shop Automation.
The Linea PR4 (printers for organised large-scale retailing) confirmed the revenues achieved in 2000 with a total of 23,000 units sold throughout the world, of which 8,000 in Latin America. During 2001, marketing proposals were launched aiming to increase the business in North America with an up-to-date product line, together with the development of a new line of products based on ink-jet technology called J-POS, the aim of which is to adequately re-position Olivetti's name in the retail sector.
As regards Shop Automation, 2001 was positively affected by the introduction of the euro, which led to a substantial increase in sales linked to products in the cash-register line; overall, approximately 97,000 units were sold (of which 95,000 in Italy), revenues increased by 35% compared to 2000 with a gross margin of approximately 47%.
In this context, Olivetti reinforced its leadership in the Italian market with approximately 300,000 units installed and a 30% market share (+2% compared to 2000).
A new company, called Net Shop, was also established, involving Confcommercio, Confesercenti, MWCR and Olivetti Tecnost. Net Shop's brief is to implement a project which can re-define the role "of the shop business" and of the retail distribution system, which in Italy comprises as many as 950,000 outlets between family-run shops, associations and franchising.

The **Special projects** sector, which mainly creates customised products designed specifically to meet the needs of a customer's request, recorded total revenues of more than 10 million euros in 2001.

Part of this sector is a new product, TP-Label, with which Tecnost Sistemi was awarded an Italian Post Office tender in February 2001 for the supply of 18,000 automatic weighing and franking machines worth approximately 12.5 million euros. 11,000 systems were delivered in 2001, the remaining 7,000 will be supplied in 2002.

Tecnost Sistemi has been operating for over twenty years in the **Gaming** sector, where it has won major contracts such as those with CONI – the Italian Olympic Committee – (supply of terminals to manage the Totocalcio – soccer bets) and Lottomatica (supply of terminals to manage the lottery).
In the past few years, 77,000 units have been installed or are being installed in Italy and can count on a widespread after sales service managed directly by Tecnost Sistemi.
In 2001, turnover was approximately 84 million euros.
During 2001, Tecnost Sistemi was awarded an international tender by Lottomatica for the supply, and related maintenance until 2012, of 13,000 terminals for the lottery and 13,000 specialised printers to be installed at the sales outlets; the printers will enable customers to be offered additional services such as accounting of the volume of bets handled by the outlet, printing tickets for sports events, printing telephone contracts, issuing certificates, etc.
A new range of terminals (called M-380) is being developed to automate the lottery. These compact devices feature a 12" colour LCD screen and PC architecture to support a wide range of configurations and therefore the possibility to be integrated into various scenarios.

The **Industrial Partnerships** business model, based on long-term relationships, was positive for 2001 as well, further consolidating its leadership in banking terminals in China: the PR2, in its various models, occupies the overwhelming majority of front office workstations in the 5 major banks and is the printer of reference.
In 2001, other ventures were started in China, such as the adoption of the fiscal cash-register CRF 4050, suitably adapted, by the city and province of Shanghai as a tool for the pilot project to extend the tax obligation in China and, in the gaming field, contacts have been made to introduce our products (again adapted to local needs) for the Chinese lottery and soccer football pools.
The industrial partnerships business model has been implemented in the Maghreb countries and in the CSI, in particular, where there is an agreement with the railways to use the PR2 printer for ticketing.
In 2001, the financial results of the Industrial Partnerships increased significantly in Korea, Iran and India.
In India, a solid base has been established to cope with the expected growth over the next years in the automation of banking, post offices (PR2, PR4) and telecommunications (fax).

In 2001, the Olivetti Tecnost Group vigorously pursued the development of the new business areas in which it had concentrated its energies and skills the year before: home automation, through DomusTech S.p.A., and the Internet, through GoToWeb S.p.A..
• *DomusTech*, a company specialising in the new sector of Home Automation, is a joint venture with Vemer-Siber, a company specialising in the electro-technical sector.
During 2001, the company continued the substantial programme directed at research, planning, development and implementation of an intelligent management system for residential environments, with tech-

649

nological solutions capable of managing a variety of subsystems present in a so-called "smart home" through intelligent electronic devices and sensors controlled by fixed units (DomusLink and DomusWeb), integrated in a wireline or mobile telephone system.
The company is therefore committed to implement a complex and detailed industrial plan comprising its own and external research, development and integration activities in the areas of mechanical and electronic planning, telecommunications, services, plant engineering and centralised and remote management.
In October 2001, with the aim of completing the range of proposals through partnerships which bring know-how in specific distribution channels and sectors, DomusTech finalised the acquisition from Giesse Gruppo Industriale S.p.A. of the 100% equity investment in Aprimatic S.p.A., into which Gruppo Giesse transferred its "opening systems automation" business (gates, doors, windows, etc.).

- *GoToWeb*, the Group company dedicated to creating and distributing Internet services, specifically directed at small-to-medium sized companies (PMI), started business in the last quarter of 2001.

The services are primarily provided as an ASP (Application Service Provider) and distributed over the Olivetti Tecnost dealer network. In this manner, traditional strengths have been joined in an innovative way with new marketing proposals made possible by Internet technology. During the year, the hardware and software platform to provide the service was implemented, the technical and marketing structure of the Company was set up and the sales structure was selected and trained. To date, there are more than 150 GoToWeb partners.
In 2001, the Olivetti Tecnost Group achieved total revenues to third parties of 1,097 million euros (of which 1,076 million with third-party customers), EBIT before non-recurring income and charges of approximately 4 million euros (a loss of approximately 10 million euros in 2000) and a 55 million euros net loss to be consolidated for the Olivetti Group. This reflected 70 million euros of non-recurring charges, of which 20 million are extraordinary writedowns relating to the I-Jet company (for the drastic downsizing of production in response to the substantial downturn in market forecasts for ink-jet products and supplies) and 23 million euros for lay-off charges (gross of 3 million euros of utilised provisions already set aside the previous year).
There were 4,896 employees at 31 December 2001, compared to 5,373 at 31 December 2000.

IT solutions and services for the web: Webegg

Olivetti operates in this sector through Webegg (50% Olivetti S.p.A., 30.2% Finsiel and 19.8% I.T. Telecom), which had 718 employees at 31 December 2001 and Italian offices in Milan, Turin, Bologna and Rome and a US office in San Francisco (opened in February 2001).
The opening of an office in Geneva is being considered, which would be directed at online solutions for the private banking market.
The Webegg Group operates as a strategic consultant for the online positioning of companies (Web consulting), integrating solutions of its own with those deriving from a network of partnerships with world leaders in web solutions (Web integration) with technology partners such as Broadbase, Plutree, Neon, Applix, Midas Kapiti International, Documentum, Cisco, Siebel, Genesys and Digital Think.
In 2001, Webegg S.p.A. offered consultancy and services for the organisation and positioning of companies on the web using a multidiscipline approach and it broadened its specific skills in the sector of Interactive Design.

In 2001, the company participated in the European Foundation for Quality Management (EFQM) quality award, obtaining the best placing among Italian companies and receiving an official mention; it also maintained its ISO 9000, TICK IT and environmental certifications.
TeleAp S.p.A. (100% owned) is a company offering advanced applications and services to improve and increase the efficiency of a company's contacts with its customers via the traditional media and Internet (customer services).
Constant attention to the quality of the processes has enabled the company to obtain the ISO 9001 - 2000 (VISION 2000) certification, one of the first Italian companies to do so.
Software Factory (100% owned) was acquired in 2001 and offers organisational and IT services.
The company designs, develops and markets software programmes and systems, for itself and for third parties, for electronic data processing, providing consultancy to satisfy organisational, IT and telematics requirements. It also designs and implements integrated systems for data monitoring and management.
Domus Academy S.p.A. (51% owned, acquired in 2001) is a post-graduate school of training activities in the field of industrial, graphic and fashion design and develops projects linked to the world of Internet and specific studies on Interactive Design themes.
Domus Academy organises periodic courses in Interactive Design and, as of 2002, will offer a master's course in Interactive Design.
The areas covered regards digital information and the Web and their constant evolution linked to new technology (WAP, UMTS, GPRS).
In 2001, the Webegg Group had a consolidated turnover of 91.7 million euros, of which 54.2 million with customers outside the Olivetti Group (compared to 74.9 million euros of the pro-forma 2000 figures) and a net profit of 1.2 million euros.

Facility and Property Management: Olivetti Multiservices

Olivetti Multiservices is a group operating in property and the provision of global services and Facility Management; as well as managing the property portfolio of the Olivetti Group, in 2001 it achieved a noteworthy position in the outside market by being one of the top ten companies in the sector. Particular attention has been paid to the services market, where the growth rate of the past two years was confirmed, especially in Facility Management, where Olivetti Multiservices has been awarded major contracts throughout Italy.
Overall 2001 turnover was 97.6 million euros (72.7 million euros in 2000 in comparable terms), of which 30.1% deriving from the captive market and 69.9% from third parties (the latter posting a 23% increase compared to 2000). Property Management, mainly comprising rentals, purchases, restructuring and sales, represents 38.9% of turnover; the provision of global services (Facility Management), in which, as well as general services, are high added value activities such as energy management and the planning and running of technology facilities, accounted for 61.1%.
The net profit as adjusted for consolidation purposes was 1.7 million euros, worthy of note when considering that Olivetti Multiservices has only been fully operational since 1 January 1999 following the contribution of the business from Olivetti S.p.A..
353 persons were employed at 31 December 2001, compared to 302 at 31 December 2000.

Human Resources

At 31 December 2001, the employees of the Olivetti Group companies included in the consolidation numbered 116,020 (120,973 at 31 December 2000).

(employees)	31.12.2001	31.12.2000	Changes
Olivetti S.p.A.	89	109	(20)
Finance companies	8	9	(1)
Telecom Italia Group	109,956	114,669	(4,713)
Olivetti Tecnost Group	4,896	5,373	(477)
Webegg Group	718	461	257
Property and services businesses	353	352 (*)	1
Total Olivetti Group	**116,020**	**120,973**	**(4,953)**

(*) Including 50 employees in O.S.A. excluded from the consolidation area at 31 December 2001.

There was a net decrease of 4,713 employees at the Telecom Italia Group, the main item being the 5,460 reduction in staff at Telecom Italia S.p.A., comprising 5,562 departures, 693 net transfers to other Group companies and 795 new hirings.
The change in the area of consolidation essentially involved the International Operations Business Unit (which reported the most significant numerical changes: the exclusion of the Nortel Inversora Group with -7,498 staff and the inclusion of Entel Chile with +4,681 staff), Mobile (new companies in Brazil) and Internet and Media (increases in the media and IT activities), with a virtually unchanged final balance (0.1%).
Olivetti Tecnost Group staff decreased by 477, of whom 250 in Italy and 227 abroad: in particular, the net decrease of 250 in Italy is attributable to 382 resignations, 14 net transfers to other Olivetti Group companies and 10 for the disposal of a business, partially offset by 114 new hirings and 42 new staff for the acquisition of Aprimatic.
Webegg Group staff increased by 257, mainly due to new hirings (175) and the acquisition of the equity investments in Domus Academy (6) and Software Factory (157), as well as 84 resignations.

Financial Review

The Group

The full-year operating results for 2001 and the balance-sheet values as at 31 December 2001 were strongly influenced by the changes in the consolidation area.
With regard to the Telecom Italia Group, the consolidation does not include the operating results and balance-sheet values of the Nortel Inversora Group, which at 31 December 2000 was consolidated on a proportional basis. In order to permit comparisons between data for the two years, comments on 2001 operations and balance-sheet values refer to 2000 consolidated data restated to exclude the Nortel Inversora Group.
Furthermore, the 2001 consolidation includes the income statement of the Seat Group, which was acquired at the end of 2000; at 31 December 2000, only the balance sheet of the Seat Group was consolidated on a line-by-line basis.

* * *

For financial 2001, the Olivetti Group posted a consolidated net loss of 3,090 million euros, or a consolidated net loss of 1,791 million euros before amortisation of goodwill on purchases of Telecom Italia shares (1,299 million euros). The result was largely due to high non-recurring costs charged to the year.
In 2001, the Group reported a net loss of 940 million euros (net income of 111 million excluding the 1,051 million euros amortisation charge on goodwill on purchase of Telecom Italia shares).
At 31 December 2001, the Olivetti Group's total shareholders' equity amounted to 26,353 million euros (12,729 million euros pertaining to the Group) compared to 30,529 million euros at 31 December 2000 excluding the Nortel Inversora Group (13,856 million euros pertaining to the Group). The decrease of 4,176 million euros arose from the loss for the year of 3,676 million euros (of which 3,090 million euros pertaining to the Group), dividends totalling 2,461 million euros (of which 255 million euros for Olivetti S.p.A. and 2,206 million euros for the Telecom Italia Group) and other net decreases totalling 463 million euros, offset in part by share capital increases subscribed during the year for 2,424 million euros.
Net financial indebtedness at 31 December 2001 totalled 38,362 million euros, an increase of 2,634 million euros compared to 35,728 million euros at 31 December 2000 restated to exclude debt at the Nortel Inversora Group and permit comparison between the two years.
Capital investments amounted to 11,565 million euros.

Group business performance

2001 business performance is reflected in the reclassified statement of income set out below, which also includes data for 2000. The statement classifies income components by nature, with separate disclosure of non-recurring income and expense items.

To permit comparison, comments on 2001 operations refer to 2000 data restated to exclude the Nortel Inversora Group from the consolidation.

(in millions of euros)	Year 2001	%	Year 2000 restated	%	Year 2000 original	%
Net revenues	32,016	100.0	28,374	100.0	30,116	100.0
Operating costs:						
Labour	(4,877)	(15.2)	(4,937)	(17.4)	(5,219)	(17.3)
Materials and services	(13,458)	(42.1)	(11,186)	(39.4)	(11,745)	(39.0)
Grants	26	0.1	21	0.1	21	0.1
Depreciation of tangible assets	(4,080)	(12.7)	(4,179)	(14.7)	(4,561)	(15.1)
Amortisation of intangible assets:						
Consolidation goodwill	(2,278)	(7.1)	(1,370)	(4.9)	(1,413)	(4.7)
Other	(1,283)	(4.0)	(970)	(3.4)	(982)	(3.3)
Provisions for writedowns and risks	(758)	(2.4)	(654)	(2.3)	(749)	(2.5)
Other income, net	30	0.1	13	-	9	-
Result before interest and taxes (EBIT) and non recurring income and charges	**5,338**	**16.7**	**5,112**	**18.0**	**5,477**	**18.2**
Non recurring income:						
Gains on disposals and other non-recurring income (*)	999	3.1	1,705	6.0	1,705	5.7
Non recurring costs:						
Losses on disposals and other non-recurring charges (*)	(4,354)	(13.6)	(1,583)	(5.6)	(1,613)	(5.4)
EBIT	**1,983**	**6.2**	**5,234**	**18.4**	**5,569**	**18.5**
Income from equity investments, net	221	0.7	391	1.4	392	1.3
Financial charges, net	(3,105)	(9.7)	(1,673)	(5.9)	(1,831)	(6.1)
Value adjustments to financial assets	(2,196)	(6.9)	(1,194)	(4.2)	(1,206)	(4.0)
Result before taxes and minority interests	**(3,097)**	**(9.7)**	**2,758**	**9.7**	**2,924**	**9.7**
Taxes	(579)	(1.8)	(1,813)	(6.4)	(1,923)	(6.4)
Minority interests	586	1.8	(1,885)	(6.6)	(1,941)	(6.4)
Net result for the year	**(3,090)**	**(9.7)**	**(940)**	**(3.3)**	**(940)**	**(3.1)**

(*) The amounts concerning the Telecom Italia Group have been classified as extraordinary items in the consolidated accounts of this latter.

Group *revenues* for 2001 totalled 32,016 million euros, of which 30,818 million euros for the Telecom Italia Group, an increase of 12.8%, after deconsolidation of the Nortel Inversora Group from the 2000 figure (+ 2.5% at constant size, considering companies present in both years). Telecom Italia Group accounted for 96.3% of total revenues and achieved growth of 13.4% (i.e., excluding the Nortel Inversora Group); net of amounts due to other telecommunications operators, revenues totalled 27,104 million euros and rose by 2,649 million euros from 2000 (+ 10.8%).

The 3,649 million euros revenue growth at the Telecom Italia Group reflected positive performance in mobile telephone services and the contributions of the new companies included in the consolidation, in

particular the Entel Chile Group (1,247 million euros) and the Seat Pagine Gialle Group (1,707 million euros), which were offset in part by the exclusion from the consolidation of the manufacturing and system installation companies (Sirti and Italtel groups).
The growth of the mobile telephone services business was flanked by a reduction in revenues from wireline telephone services, where, despite a significant increase in minutes, traffic revenues reflected a reduction in the average traffic yield (retail and wholesale), from 5.5 euro cents per minute in 2000 to 3.9 euro cents per minute in 2001.

Olivetti Group – Third party revenues (in millions of euros)	Year 2001	Year 2000	Changes absolute	%
Telecom Italia Group	30,817.6	27,169.0	3,648.6	13.4
Olivetti Tecnost Group	1,075.7	1,120.0	(44.3)	(4.0)
Olivetti Multiservices	68.2	55.2	13.0	23.6
Webegg Group	54.2	29.5	24.7	83.7
Total Group (*)	**32,015.7**	**28,373.7**	**3,642.0**	**12.8**
Nortel Inversora Group (excluded from the consolidation area in the year 2001)	–	1,742.0	(1,742.0)	·
Total Group	**32,015.7**	**30,115.7**	**1,900.0**	**6.3**

(*) comparison with restated amounts

Operating costs and other net charges totalled 26,678 million euros in 2001 (of which 24,074 million euros for the Telecom Italia Group), an increase of 3,416 million euros from 2000 (23,262 million euros, of which 20,617 million euros for the Telecom Italia Group). As a percentage of revenues, excluding amortisation of consolidation goodwill, the heading decreased by 0.9 percentage points (76.2% in 2001, against 77.1% the previous year).
Costs of materials and services rose by 2,272 million euros, mainly as a result of the inclusion of the Entel Chile Group and the Seat Pagine Gialle Group in the consolidation (whose 2001 consumptions amounted overall to 1,693 million euros), higher costs at Telecom Italia due to rents of 252 million euros on property transferred to IM.SER (offset by lower amortisation charges) and higher costs for the operation and development of mobile telecommunications services in and outside Italy; such increases were offset only in part by the exclusion of the manufacturing and installation companies from the consolidation area.
Costs for the year included contributions totalling 524 million euros to public authorities for the operation of telecommunications services, of which 290 million euros for Telecom Italia, 182 million euros for TIM and 52 million euros for overseas subsidiary companies.
The ratio of costs of materials and services to revenues rose to 42.1% from 39.4% in 2000.
Labour costs, at 4,877 million euros, were largely unchanged (-60 million euros) from 2000. They reflected the exclusion of the Sirti and Italtel groups from the consolidation for 383 million euros and lower labour costs at Telecom Italia, as a result of the reduction in the workforce due to the application of mobility schemes, offset to a large extent by the inclusion in the consolidation of the Entel Chile Group (114 million euros) and the Seat Pagine Gialle Group (360 million euros). As a proportion of revenues, labour costs decreased from 17.4% in 2000 to 15.2% in 2001.
Depreciation and amortisation charges amounted to 7,641 million euros (6,519 million euros in 2000). They included charges totalling 3,561 million euros in respect of intangible fixed assets (of which 2,278

million euros for goodwill on the acquisition of equity investments in controlled companies) and 4,080 million euros in respect of tangible fixed assets. The overall increase of 1,122 million euros arose mainly from higher goodwill amortisation charges (+908 million euros, of which 574 million euros for the acquisition of Seat Pagine Gialle, 102 million euros for the acquisition of Jet Multimedia and 99 million euros for the companies in the Seat Pagine Gialle group), which were offset only in part by the reduction of 99 million euros in depreciation charges on tangible fixed assets, which related almost entirely to the Telecom Italia Group.
Provisions for writedowns and risks amounted overall to 758 million euros (654 million euros in 2000) as follows:

- 733 million euros for the Telecom Italia Group (588 million euros in 2000) including:
  - 455 million euros for writedowns on trade receivables (specifically, 159 million euros at Telecom Italia, 73 million euros at the Seat Pagine Gialle Group, 57 million euros at the Entel Chile Group and 52 million euros at TIM);
  - 278 million euros for provisions for risks and charges, which increased by 132 million euros from 2000 chiefly as a result of the inclusion in the consolidation of the Seat Pagine Gialle Group (31 million euros) and higher provisions at Telespazio (+48 million euros) largely due to the termination of the Astrolink project;
- 25 million euros for provisions and writedowns at other Olivetti Group companies.

EBIT before non-recurring income and charges for 2001 therefore amounted to 5,338 million euros, an improvement of 226 million euros (+4.4%) from the previous year (5,112 million euros).

Non-recurring income amounted to 999 million euros (1,705 million euros in 2000). It consisted of 465 million euros for capital gains from the year's disposals (1,408 million euros in 2000) and 534 million euros for sundry income (297 million euros in 2000).
Capital gains from disposals totalled 465 million euros, of which 392 million euros for the Telecom Italia Group, as follows:

- 170 million euros from the sale to the Lehman Brothers Group of 70% of Mirror International Holding (to which the equity investments in satellite companies were transferred);
- 94 million euros from the sale of 30% of Mediterranean Nautilus S.A. to Israel's F.T.T. Investment;
- 128 million euros from other disposals.

Capital gains for the other Group companies amounted to 73 million euros, as follows:

- 29 million euros from the increase in shareholders' equity at Lottomatica as a result of the share premium raised through the initial public offering, with regard to the portion held directly by Olivetti S.p.A.;
- 43 million euros from the sale of the residual equity investment in Globespan Virata Corp.;
- 1 million euros from the sale of minority shareholdings.

Other non-recurring income amounted to 534 million euros; this included 460 million euros for the Telecom Italia Group, as follows:

- 32 million euros from the partial annulment by the Public Administration Central Court of the fine imposed on TIM by the Antitrust authority for alleged violation of antitrust regulations;
- 120 million euros from reversal to income of prior-year excess provisions;
- 308 million euros of other income.

The 74 million euros of other non-recurring income for the other Group companies included:

• 14 million euros for insurance compensation for damages suffered by Olivetti Tecnost and Olivetti Multiservices as a result of floods in Piedmont and the Aosta Valley in the autumn of 2000;

• 12 million euros from the sale of receivables due from authorities of the Russian Federation, which had previously been written off in full under the allowance for doubtful accounts;

• a 10 million euros adjustment on the sale price of the equity investments in Olivetti Ricerca and Modinform, following official recognition to these companies of state grants for R&D activities;

• a 4 million euros adjustment on the sale price of the equity investment in O.i.S. relating to prior years;

• 8 million euros as a result of the offer on the market of unexercised rights relating to the share capital increases arranged in 2001 by Olivetti S.p.A.;

• 26 million euros of other income.

Non-recurring charges amounted overall to 4,354 million euros (1,583 million in 2000); they included 3,947 million euros at the Telecom Italia Group, as follows:

• 2,984 million euros of goodwill writedowns relating to consolidated companies (9Télécom Group, Entel Bolivia, Entel Chile Group, Maxitel Group, Tele Celular Sul Group, Tele Nordeste Celular Group, MED1 Group and some companies in the Seat Pagine Gialle Group) and to companies valued with the equity method (Globo.com, Solpart Participaçoes and Telekom Austria), as well as other provisions relating to equity investments. These writedowns were made applying the Group's accounting policies consistenly with the prior years, to reflect new business plans and market trends;

• 380 million euros of charges relating to personnel retirements and mobility schemes (including 203 million euros at Telecom Italia S.p.A.);

• 248 million euros provided for charges connected to the sale of the equity investment in Stream in connection with the agreement with Vivendi/Canalplus;

• 77 million euros for an extraordinary contribution payment to the Italian national insurance board (INPS) - pursuant to the 2000 state budget for the three-year period 2000/2002 - to cover increased financial requirements following the integration of the Telephone Companies Employees Security Fund (FPT) with the Employees Pension Fund;

• 85 million euros following the decision to restructure the La7 broadcaster and terminate a series of contracts;

• 84 million euros of financial charges accruing on the liability to the INPS for the FPT Fund, which, following the 2000 state budget, has now been integrated with the Employees Pension Fund;

• 89 million euros of other charges.

Non-recurring charges for the other Group companies amounted to 407 million euros, as follows:

• 190 million euros in respect of risks on equity investments;

• 43 million euros of re-organisation charges at the Olivetti Tecnost Group;

• 15 million euros paid to the outgoing Chief Executive Officer of Olivetti S.p.A. for settlement and waiver of all claims;

• 9 million euros of damages caused by the floods in the Canavese area in the autumn of 2000;

• 150 million euros of other charges, including 97 million euros of consolidation adjustments, offset with a similar amount as an adjustment to writedowns of consolidation goodwill recorded by Telecom Italia.

EBIT after the above non-recurring charges, was positive, at 1,983 million euros, but down from 5,234 million euros reported in 2000.

Net income from equity investments totalled 221 million euros (391 million in 2000) and included 154 million for the Telecom Italia Group (301 million in 2000), consisting largely of dividends from investee companies and net gains from the sale of equity investments in listed companies.
The residual amount of 67 million euros included 24 million euros from the sale of rights on Olivetti shares in the Olivetti International portfolio.

Interest expense and other net financial charges amounted to a total of 3,105 million euros (1,673 million euros in 2000), of which 2,153 million euros related to the Telecom Italia Group (609 million euros in 2000) and 952 million euros to the other Group companies (1,064 million euros in 2000).
Net financial charges at the Telecom Italia Group increased by 1,544 million euros as a result of the Group's increased financial exposure, the impact of consolidation of the income statements of the Maxitel Group (net financial charges of 187 million euros), the Seat Pagine Gialle Group (85 million euros) and the Entel Chile Group (67 million euros), and charges arising from the re-negotiation of Telecom Italia put/call options on Seat shares (569 million euros).
Net financial charges for the other companies decreased by 112 million euros, due to lower average financial exposure as a result of the share capital increases subscribed during the year and also to debt-refinancing at lower servicing charges through the liquidity raised by the capital increases and bond issues.

Value adjustments to financial assets generated an overall charge of 2,196 million euros (1,194 million euros in 2000), of which 1,955 million euros for the Telecom Italia Group (1,147 million euros in 2000) and 241 million euros for the other Group companies (47 million euros in 2000).
Value adjustments for the Telecom Italia Group (1,955 million euros) included 316 million euros for the Group's share of profit and losses of companies valued with the equity method, including amortisation of goodwill arising on acquisition; the heading reflected the loss posted by IS Tim (334 million euros) as a result of start-up costs and the impact of the currency crisis in Turkey with application of inflation accounting procedures, the writedown of Stream (241 million euros), the writedown of listed shares and securities held as current assets to reflect market values (291 million), the 238 million euros loss posted by the Nortel Inversora Group (as a result of the economic crisis in Argentina, in particular exchange rate losses on debt and writedowns of securities) and the 259 million euros writedown of Astrolink charged by Telespazio upon termination of the project.
Value adjustments relating to the other Group companies amounted to 241 million euros (47 million euros in 2000), as follows:

- for 100 million euros, the writedown on 41.4 million Telecom Italia shares held as current assets in the securities trading portfolio, to the share price at 28 December (9.60 euros per share);
- for 118 million euros, the writedown on 174.2 million Seat Pagine Gialle shares, held as current assets until 30 June and subsequently reclassified under financial fixed assets, in line with the strategy of the new reference shareholder;
- for 23 million euros, other securities.

Income taxes for 2001 amounted to 579 million euros (1,813 million euros in 2000), relating in the main to the Telecom Italia Group (951 million euros) and to other Olivetti investee companies (24 million euros), offset by tax benefit (net of current taxes and tax consolidation adjustments) at Olivetti S.p.A. through use of the deferred tax reserve.

Income attributable to minority interests amounted to 586 million euros (compared to a loss of 1,885 million euros in 2000) and consisted chiefly of earnings attributable to Telecom Italia Group minority shareholders.

As a result, the Group posted a net loss for 2001 of 3,090 million euros (a loss of 940 million euros in 2000); excluding amortisation of goodwill on the acquisition of Telecom Italia, the Group net loss amounted to 1,791 million euros (net earnings of 111 million euros in 2000).

Analysis of the Group balance sheet

The reclassified balance sheet of the Olivetti Group at 31 December 2001 is set out below:

(in millions of euros)	31.12.2001	%	31.12.2000 Restated	%	31.12.2000 Original	%
Short-term assets:						
Financial resources	8,641	9.2	7,065	7.6	7,234	7.6
Operating assets	15,250	16.2	13,860	15.2	14,426	15.1
Total short-term assets	**23,891**	**25.4**	**20,925**	**22.8**	**21,660**	**22.7**
Medium/long-term assets:						
Financial assets	705	0.7	328	0.3	328	0.3
Intangible fixed assets	39,220	41.6	39,174	42.7	39,640	41.6
Tangible fixed assets	22,097	23.5	21,072	22.9	23,776	25.0
Other assets	8,314	8.8	10,333	11.3	9,956	10.4
Total medium/long-term assets	**70,336**	**74.6**	**70,907**	**77.2**	**73,700**	**77.3**
Total assets	**94,227**	**100.0**	**91,832**	**100.0**	**95,360**	**100.0**
Short-term liabilities:						
Short-term debt	9,961	10.6	17,171	18.7	17,601	18.5
Operating liabilities	17,010	18.0	14,381	15.7	14,957	15.6
Total short-term liabilities	**26,971**	**28.6**	**31,552**	**34.4**	**32,558**	**34.1**
Medium/long-term liabilities:						
Medium/long-term debt	37,747	40.1	25,950	28.3	27,485	28.8
Other medium/long-term liabilities	3,156	3.3	3,801	4.1	3,951	4.2
Total medium/long-term liabilities	**40,903**	**43.4**	**29,751**	**32.4**	**31,436**	**33.0**
Total liabilities	**67,874**	**72.0**	**61,303**	**66.8**	**63,994**	**67.1**
Total shareholders' equity	**26,353**	**28.0**	**30,529**	**33.2**	**31,366**	**32.9**
Total liabilities and shareholders' equity	**94,227**	**100.0**	**91,832**	**100.0**	**95,360**	**100.0**

659

Short-term assets at 31 December 2001 amounted to 23,891 million euros compared to 20,925 million euros at 31 December 2000.

Financial resources (including financial receivables and accrued interest income) totalled 8,641 million euros at 31 December 2001 compared to 7,065 million euros at 31 December 2000. The increase of 1,576 million euros arose from an increase of 2,353 million euros for non-Telecom Italia companies (mainly as a result of share capital increases at Olivetti S.p.A.), set against a decrease of 777 million euros in financial resources at the Telecom Italia Group.

The net increase of 1,390 million euros in short-term operating assets arose from an increase of 1,850 million euros for the Telecom Italia Group and a decrease of 460 million euros for the other companies.

The net increase of 1,850 million euros at the Telecom Italia Group arose as follows:

- an increase of 457 million euros in trade receivables following the inclusion in the consolidation of the Entel Chile Group (+337 million euros) and higher receivables at the Seat Pagine Gialle Group, at Tele Sistemi Ferroviari and at Telespazio;
- an increase of 1,393 million euros in other assets, largely for prepaid taxes for the TIM Group and Telecom Italia.

The short-term operating assets of the other companies decreased by 460 million euros, including 304 million euros for Seat Pagine Gialle shares held (directly or indirectly) by Olivetti, which were classified under financial fixed assets in 2001, and 295 million euros for other net decreases, arising mainly from lower deferred tax assets on dividends recorded on accrual, offset by 139 million euros for the equity investment in Lottomatica, which was classified under current assets at 31 December 2001 in connection with take-up of the public tender offer at the beginning of 2002.

Medium/long-term assets amounted to 70,336 million euros, a net decrease of 571 million euros from 70,907 million euros at 31 December 2000.

Specifically, financial medium/long-term assets at 31 December 2001 amounted to 705 million euros and consisted of the prepayment of the redemption premium on the "Olivetti 1.5% 2001-2004" and "Olivetti 1.5% 2001-2010 bonds" issued by the Parent Company in 2001 and on the "2000-2005 bond exchangeable for Telecom Italia shares" issued by Olivetti Finance N.V. in 2000, for residual amounts not accruing in 2001.

The 377 million euros increase mainly arose from the prepayment of the redemption premium relating to loans issued by the Parent Company in 2001, for amounts not accruing in 2001.

Intangible fixed assets amounted to 39,220 million euros compared to 39,174 million euros at the end of 2000, an increase of 46 million euros; this reflected an increase of 1,182 million euros for the Telecom Italia Group, offset by a decrease of 1,136 million euros for the other companies, mainly due to the effect of amortisation of consolidation goodwill at the Telecom Italia Group. The net increase of 1,182 million euros at the Telecom Italia Group included 1,174 million euros for goodwill on acquisitions during the year (mainly Entel Chile) and 2,736 million euros for other investments including the cost of the new mobile phone service licences in Brazil and Greece, offset by amortisation and write-downs of consolidation goodwill for a total of 1,966 million euros and other net decreases for 762 million euros.

Tangible fixed assets rose by 1,025 million euros and related entirely to the Telecom Italia Group (1,036 million euros), largely as a result of the inclusion of the Entel Chile Group in the consolidation.

Other medium/long-term assets decreased by 2,019 million euros, of which 2,074 million euros for the Telecom Italia Group reflecting the balance on payments to investee companies (1,659 million euros), writedowns of foreign equity investments applied in compliance with the new strategic guidelines (1,078 million euros), the cancellation by Telecom Italia of treasury savings stock on re-denomination of share capital in euros (662 million euros), and the consolidation of the Entel Chile Group and the Holding Media e Comunicazione Group (ex Cecchi Gori Communications).

Short-term liabilities at 31 December 2001 amounted to 26,971 million euros, a decrease of 4,581 million euros from 31,552 million euros at 31 December 2000.
Specifically, short-term debt (9,961 million euros at 31 December 2001) decreased by 7,210 million euros, of which 6,004 million euros for the Telecom Italia Group and 1,206 million euros for the other Group companies.
The reduction in Telecom Italia Group short-term debt was due to cash flow from operating activities and from financing activities, which increased as a result of Group debt refinancing operations.
The short-term debt of the other companies decreased by 1,206 million euros, mainly due to lower requirements following the Parent Company capital increases subscribed in 2001, and maturity of the Olivetti 1994-2001 bond.
Short-term operating liabilities increased by 2,629 million euros, of which 2,226 million euros for the Telecom Italia Group, mainly due to the inclusion of the Entel Chile Group in the consolidation, higher payables for the Mobile business, the Latin American Nautilus Group and Netsiel, and the increase in provisions for risks and charges, offset in part by the reduction in trade payables at Telecom Italia and Telespazio. The increase in the reserve for risks and charges largely reflected extraordinary provisions for Telecom Italia Group equity investments (provided in accordance with the new strategic guidelines), charges arising from the re-negotiation of Telecom Italia put/call options on Seat shares, and charges relating to the sale of Stream.

Medium/long-term liabilities amounted to 40,903 million euros, an increase of 11,152 million euros from 29,751 million euros at 31 December 2000.
Specifically, medium/long-term debt amounted to 37,747 million euros, of which 16,083 million for the Telecom Italia Group; Telecom Italia Group medium/long-term debt increased by 9,350 million euros, chiefly due to the restructuring of Group debt, for which bonds were issued directly by Telecom Italia and through Sogerim, as part of the Global Medium-Term Note Programme.
Debt for the other Group companies increased by 2,447 million euros as a result of new bonds issued by Olivetti S.p.A. for 4,588 million euros, new subscriptions totalling 800 million euros of Olivetti International Finance N.V. bonds and the negotiation of new borrowings for 225 million euros, offset by early repayments for 2,896 million euros and transfers to current portions due totalling 270 million euros.
Medium/long-term non-financial liabilities decreased by 645 million euros, of which 484 million euros for non-Telecom Italia Group companies consisting of 480 million euros from partial use of the Parent Company reserve for deferred taxes.

661

Capital invested at 31 December 2001 and related funding is illustrated in the table below:

(in millions of euros)	31.12.2001 (a)	%	31.12.2000 Restated (b)	%	31.12.2000 Original	%
Short-term operating assets	15,250	22.5	13,860	19.8	14,426	19.8
Short-term operating liabilities	(17,010)	(25.1)	(14,381)	(20.5)	(14,957)	(20.5)
Operating working capital	(1,760)	(2.6)	(521)	(0.7)	(531)	(0.7)
Intangible fixed assets	39,220	57.8	39,174	55.9	39,640	54.4
Tangible fixed assets	22,097	32.6	21,072	30.1	23,776	32.6
Other assets	8,314	12.2	10,333	14.7	9,956	13.7
Capital invested (A)	**67,871**	**100.0**	**70,058**	**100.0**	**72,841**	**100.0**
Medium/long-term non financial liabilities	3,156	4.6	3,801	5.4	3,951	5.5
Minority interests	13,624	20.1	16,673	23.8	17,510	24.0
Group shareholders' equity	12,729	18.8	13,856	19.8	13,856	19.0
Total non financial sources (B)	**29,509**	**43.5**	**34,330**	**49.0**	**35,317**	**48.5**
Net financial indebtedness (A-B)	**38,362**	**56.5**	**35,728**	**51.0**	**37,524**	**51.5**

Capital invested (67,871 million euros) decreased by 2,187 million euros from the previous year. Of the total, 43.5% was funded by non-financial sources, mainly total shareholders' equity (26,353 million euros, down by 4,176 million euros from 30,529 million euros at 31 December 2000 as previously analysed). Net financial indebtedness funded the remaining 56.5% (51% at 31 December 2000).

Olivetti Group **net financial indebtedness** at 31 December 2001 amounted to 38,362 million euros, an increase of 2,634 million euros from 35,728 million euros at 31 December 2000 excluding debt at Nortel Inversora, which was deconsolidated to permit comparison with 2001.

(in millions of euros)	31.12.2001 (a)	31.12.2000 Restated (b)	31.12.2000 Original	Changes (a-b)
Short-term portions of medium/long-term debt	1,939	2,359	2,750	(420)
Other payables to banks and other lenders	7,133	14,177	14,177	(7,044)
Interest accruals and deferrals	889	636	675	253
Liquid funds	(7,322)	(5,512)	(5,681)	(1,810)
Financial receivables	(894)	(1,210)	(1,210)	316
Interest accruals and prepayments	(425)	(344)	(344)	(81)
Total short-term net financial indebtedness (A)	**1,320**	**10,106**	**10,367**	**(8,786)**
Bonds and other medium/long term debt	37,747	25,950	27,485	11,797
Medium/long-term interest accruals and prepayments	(705)	(328)	(328)	(377)
Total medium/long-term net financial indebtedness (B)	**37,042**	**25,622**	**27,157**	**11,420**
Total net financial indebtedness (A+B)	**38,362**	**35,728**	**37,524**	**2,634**

Analysis by company (in millions of euros)	31.12.2001 (a)	31.12.2000 Restated (b)	31.12.2000 Original	Changes (a–b)
Telecom Italia Group	21,942	17,233	19,029	4,709
Olivetti S.p.A., finance companies and other operating companies	16,420	18,495	18,495	(2,075)
Total net financial indebtedness	**38,362**	**35,728**	**37,524**	**2,634**

The year's financial requirement of 2,634 million euros arose as follows:

(in millions of euros)	Year 2001
Telecom Italia Group	
Capital expenditure	6,990
Goodwill	1,174
Financial investments	3,093
Payment of dividends:	
to Olivetti S.p.A.	891
to third parties	2,206
Other financial requirements	577
Operating cash flows	(8,783)
Disposals	(1,439)
Telecom Italia Group financial requirement	**4,709**
Other companies	
Net proceeds from Olivetti S.p.A. capital increases	(2,382)
Dividend proceeds from Telecom Italia S.p.A.	(891)
Dividend payments from Olivetti S.p.A.	255
Financial charges and other disbursements, net	943
Financial surplus of other companies	**(2,075)**
Total net financial requirement	**2,634**

* * *

The main financial operations of 2001 are described below:

Telecom Italia Group

- On 10 January 2001 Telecom Italia completed its savings share buy-back authorised by the Ordinary Shareholders' Meeting of 14 January 2000; with this operation Telecom Italia purchased a total of approximately 113 million treasury savings shares (representing approximately 5.2% of savings capital and approximately 1.5% of total capital), for the equivalent of approximately 711 million euros.
- On 10 April 2001 the subsidiary company Sogerim placed a bond on international markets for a total of 6,000 million euros. The issue was subdivided into three tranches: the first, consisting of floating rate notes for 1 billion euros, maturing on 20 April 2004; the second, consisting of fixed coupon bonds for 3,000 million euros, maturing on 20 April 2006; the third, consisting of fixed coupon bonds for 2,000 million euros, maturing on 20 April 2011.

• The Telecom Italia S.p.A. Extraordinary Shareholders' Meeting of 3 May approved the conversion of share capital in euros through re-denomination of the par value of ordinary and savings shares and the rounding-up of par value from 1,000 Italian lire (equivalent to 0.5165 euros) to 0.55 euros, in part through cancellation of treasury stock and for the remainder through the transfer of a part of equity reserves to share capital.
• In June 2001, Telecom Italia successfully completed its first issue of asset-backed securities guaranteed by telephone bills, for a total of 700 million euros, through the TI Securitisation Vehicle company. This was the first issue of this type ever made by a European telephone operator.
High investor demand meant it was possible to fix lower margins than those originally planned, at 19.7 and 34 basis points above Euribor respectively for the 100 million euros tranche at 18 months, the 150 million euros tranche at 3 years and the 450 million euros tranche at 5 years.
Demand for the securities, issued at a floating rate with AAA/Aaa/AAA ratings from Fitch, Moody's and Standard & Poor's, came from Italy for approximately 20% of the overall total and from overseas for the remaining 80%, mainly Spain, France, the United Kingdom and Germany.
• On 7 August 2001, Telecom Italia negotiated the partial renewal of a credit line provided by 36 leading Italian and international banks, for 8 billion euros. The credit line has a 364 day term and is 5 billion euros lower than the previous credit line (13 billion euros), as a result of the medium/long-term consolidation of Group debt through bond issues in the first half of 2001.
• The Telecom Italia ordinary Shareholders' Meeting of 7 November 2001 carried a resolution for the buy-back, in one or more operations, of ordinary and savings shares for a maximum of 10% of share capital equivalent to a maximum of 1,500 million euros; the purchase price for each share may not be more than 15% above or below the average share price registered during the three sessions prior to each operation.
The Meeting also authorised disposal of the shares thus acquired through sale or exchange, inclusive of any stock option plans that may be put in place; in the event of a sale, the price may not be lower than the lowest purchase price; the shares may also be used to service the exercise of bonds or warrants. The price limit will not apply in the event of sales to employees and/or directors and/or consultants of the company, in connection with stock option plans. The share buy-back was authorised for a period of 18 months.
• In December 2001 a bond issued by Telecom Italia as part of the Group's "Global Note Programme" was subscribed in full. In response to high investor demand, the original amount of 1 billion euros was raised to 1.5 billion euros.
Institutional investor interest allowed the margin originally offered to be reduced to an overall yield of 100 basis points over Euribor. The coupon does not contain "step-up" clauses. The bond characteristics are as follows:

Amount:	1,500,000,000 euros
Regulation date:	21 December 2001
Term:	3.5 years
Floating rate coupon:	3 months Euribor + 0.95%
Payment of first coupon:	3 months after the regulation date
Redemption price:	100
Issue price:	99.837
Listing:	Luxembourg
Early redemption:	at the option of the issuer, at par, after the first 24 months, on a quarterly basis.

The proceeds from the issue were used to repay part of Telecom Italia S.p.A. short-term loans; this extended the average maturity of Group debt, without affecting the overall volume.
Caboto - IntesaBci Group, JP Morgan Securities Ltd., Schroder Salomon Smith Barney and UniCredit Banca Mobiliare acted as lead managers and bookrunners.
• At a meeting on 28 December 2001, the Finsiel Board of Directors decided to take up the public tender offer made by Tyche S.p.A. (De Agostini Group) on 100% of the shares of Lottomatica S.p.A., at a price of 6.55 euros per share, which was increased following the re-launch of the offer.
In executing the Board's resolution, Finsiel subsequently tendered its equity investment in Lottomatica S.p.A., which amounted overall to 32,300,850 shares, representing 18.3% of the company's capital.
The sale raised approximately 212 million euros for Finsiel, with a capital gain of approximately 207 million euros.

Other companies in the Olivetti Group

• As mentioned above, the share capital increase resolved by the Olivetti S.p.A. Board of Directors on 18 December 2000, whose terms and conditions were set by the Board of Directors on 9 February 2001, took place in early 2001.
Following the rights issue and subsequent offer on the stock market of unexercised rights (respectively 5.14% of shares and 3.04% of bonds), 348,249,405 shares with warrants were issued at 2.6 euros per share and 487,549,167 bonds were issued with a par value of 2.6 euros per bond.
The bonds are of the series "Olivetti 1.5% 2001-2004 convertible with redemption premium" with the following characteristics:

- maturity: 1 January 2004;
- nominal interest rate: 1.5% annual gross;
- redemption premium on maturity: 5.07759% gross of bond par value;
- actual yield on maturity: 3.25% annual gross;
- conversion period: 1 January 2002–15 December 2003.

• On 9 February 2001, during the meeting held to set final conditions for the above-mentioned share capital increase, the Olivetti S.p.A. Board of Directors also carried a resolution partially reversing previous resolutions and approving a share capital increase to service a stock options plan for managers of the Parent Company and its subsidiaries for the three years 2002-2004.
• At a meeting on 30 May 2001, the Olivetti S.p.A. Board of Directors approved the amendment to the 10 billion euros "Euro Medium Term Notes (EMTN)" programme (launched in July 1999) to include Olivetti S.p.A. as a possible issuer. It also approved the issue, under the programme, of a two-year non-convertible bond for a maximum amount of 400 million euros reserved exclusively for Italian professional investors and foreign institutional investors (excluding the USA), listed on the Luxembourg Stock Exchange. The resolution was implemented with the issue on 11 June 2001 of a 400 million euros bond, redeemable in full on maturity; the bond bears interest of 92 basis points over the Euro Overnight Index Average.
• On 17 July, Olivetti instructed Lehman Brothers to re-open the "Olivetti International Finance N.V. 5 3/8% 1999-2004" bond of 4.5 billion euros and the "Olivetti International Finance N.V. 6 1/8% 1999-2009" bond of 1.75 billion euros.

In view of high investor demand - orders were received for more than double the original amount of 500 million euros - Olivetti decided to raise the offer up to a total of 800 million euros.
The amount was subdivided into two tranches:
- 450 million euros on the "Olivetti International Finance N.V. 5 3/8% 1999-2004" bond, raising from an original amount of 4.5 billion euros to 4.95 billion euros; the re-offer price of this tranche was 99.596%, for a yield of 153 basis points over the French BTAN 3.50% July 2004 benchmark;
- 350 million euros on the "Olivetti International Finance N.V. 6 1/8% 1999-2009" bond, raising from an original amount of 1.75 billion euros to 2.1 billion euros, offered at a price of 94.956%, for a yield of 248 basis points over the German Bund 4.50% July 2009 benchmark.
The two bonds currently bear a 0.45% coupon step-up, in relation to the credit protection package which was granted to investors. Lehman Brothers acted as Lead Manager and book runner for the operation, with Mediobanca as Senior Co-lead Manager.
Proceeds from the issue were used to refinance debt on more favourable terms.
• On 27 December 2001, Olivetti announced its intention of accepting the public tender offer launched by Tyche S.p.A. (De Agostini Group) on 100% of the shares of Lottomatica S.p.A., at a price of 6.55 per share, increased following the relaunch of the offer.
Under agreements with the offerer, Olivetti subsequently tendered its equity investments in Lottomatica S.p.A., for an overall total of 27,451,550 shares, representing 15.6% of the company's capital (of which 14.04% held directly by Olivetti S.p.A. and 1.56% by the subsidiary Olivetti International S.A.).
Also considering the 18.3% equity investment in Lottomatica held by Finsiel S.p.A., whose Board of Directors approved acceptance of the offer on 28 December 2001, the total proceeds for the Olivetti-Telecom Italia Group amounted to 391 million euros with an overall capital gain of 367 million euros, recorded in the accounts of the relevant companies.
• As part of the programme to optimise sources of finance, on 31 December 2001 notes previously re-purchased from the market in respect of the following bonds were cancelled:
- "Olivetti Finance N.V. 1999-2004 floating rate" for a par value of 2,150 million euros
- "Olivetti Finance N.V. 1% 2000-2005 exchangeable for Telecom Italia ordinary shares" for a par value of 500 million euros.
As from 31 December 2001, the par value of the above bonds decreased as follows:
- "Olivetti Finance N.V. 1999-2004 floating rate" from 7,300 million euros to 5,150 million euros
- "Olivetti Finance N.V. 1% 2000-2005" from 2,500 million euros to 2,000 million euros.
• In November and December 2001 the offer of Olivetti shares and convertible bonds approved by the Board of Directors of 13 October 2001 under proxies granted by the Extraordinary Shareholders' Meetings of 7 April 1999 and 13 October 2001 was successfully completed.
The bonds have a par value of 1 euro each, for the series "Olivetti 1.5% 2001-2010 convertible with redemption premium" with the following characteristics:

Issue date:	23 November 2001
Maturity:	1 January 2010
Coupon:	1.5% per annum paid annually as from 1 January 2003
Redemption premium on maturity:	18.37825% gross of bond par value
Actual yield on maturity:	3.5% per annum gross
Conversion period:	22 January 2002 / 15 December 2009

666

Information by sector (CONSOB communication no. 98084143)

A) Information by business sector

The consolidated statement of income showing the results of the operating companies adjusted for consolidation purposes and the consolidated reclassified balance sheet showing the balances of these companies adjusted for consolidation purposes, are set out on the following pages. The results and balances for consolidation purposes differ from those disclosed in the companies' respective statutory financial statements at 31 December 2001. The main consolidation adjustments are the elimination of intercompany gains and depreciation charges on assets transferred within the Group, the reversal of tax-related entries made largely in respect of depreciation, the valuation of equity investments (equity investments in subsidiary companies, by definition, appear in the consolidated accounts as the appropriate portion of the company's net equity used for consolidation purposes) and other adjustments made to align the result of the individual companies with the accounting policies adopted by the Group.

Olivetti Group - Income Statement for the year 2001 by company

(in millions of euros)	Olivetti S.p.A.	Finance companies	Telecom Italia Group	
Third party revenues			30,817.6	
Revenues from Olivetti Group companies				
Total net revenues			30,817.6	100.0
Operating costs:				
Labour	(13.1)	(0.6)	(4,647.2)	(15.1)
Materials and services	(17.0)	(2.1)	(12,574.6)	(40.8)
Grants			23.6	0.1
Depreciation of tangible assets	(1.0)	(0.1)	(4,034.3)	(13.1)
Amortisation of intangible assets:				
Consolidation goodwill	(1,326.4)		(949.0)	(3.1)
Others	(68.0)	(2.3)	(1,197.5)	(3.9)
Value adjustments and provision for risks and charges	(3.3)	(0.5)	(732.3)	(2.4)
Other income (costs), net	3.9	(1.3)	37.2	0.1
Result before interest and taxes (EBIT) and non recurring income and charges	**(1,424.9)**	**(6.9)**	**6,743.5**	**21.9**
Non recurring income	54.8	59.9	851.6	2.8
Non recurring charges	(330.9)	(0.5)	(3,946.8)	(12.8)
EBIT	**(1,701.0)**	**52.5**	**3,648.3**	**11.8**
Income from equity investments	11.9	55.0	154.1	0.5
Other financial income and charges, net	(929.3)	(91.0)	(2,153.2)	(7.0)
Value adjustments to financial assets	(86.8)	(151.8)	(1,955.3)	(6.3)
Result before taxes and minority interests	**(2,705.2)**	**(135.3)**	**(306.1)**	**(1.0)**
Taxes	476.0	(0.1)	(950.9)	(3.1)
Minority interests			585.3	1.9
Net income for the year for consolidation purposes	**(2,229.2)**	**(135.4)**	**(671.7)**	**(2.2)**

Olivetti Tecnost Group		Olivetti Multiservices		Webegg Group		Consolidation adjustments	Total Group	
1,075.7		68.2		54.2			32,015.7	
21.3		29.4		37.5		(88.2)		
1,097.0	100.0	97.6	100.0	91.7	100.0	(88.2)	32,015.7	100.0
(167.0)	(15.2)	(15.4)	(15.8)	(34.0)	(37.1)		(4,877.3)	(15.2)
(850.0)	(77.5)	(58.3)	(59.7)	(44.3)	(48.3)	88.2	(13,458.1)	(42.1)
2.0	0.2						25.6	0.1
(30.4)	(2.8)	(12.8)	(13.1)	(1.4)	(1.5)		(4,080.0)	(12.7)
				(1.8)	(2.0)	(0.6)	(2,277.8)	(7.1)
(13.3)	(1.2)	(0.2)	(0.2)	(1.3)	(1.4)		(1,282.6)	(4.0)
(20.3)	(1.9)	(1.4)	(1.4)	(0.2)	(0.2)		(758.0)	(2.4)
(4.9)	(0.4)	(3.3)	(3.4)	(0.8)	(0.9)		30.8	0.1
13.1	**1.2**	**6.2**	**6.4**	**7.9**	**8.6**	**(0.6)**	**5,338.3**	**16.7**
26.6	2.4	4.9	5.0	0.3	0.3	0.8	998.9	3.1
(69.7)	(6.4)	(2.5)	(2.6)	(2.2)	(2.4)	(1.3)	(4,353.9)	(13.6)
(30.0)	**(2.7)**	**8.6**	**8.8**	**6.0**	**6.5**	**(1.1)**	**1,983.3**	**6.2**
							221.0	0.7
(9.8)	(0.9)	(2.8)	(2.9)	1.2	1.3	80.4	(3,104.5)	(9.7)
(1.7)	(0.2)			(0.4)	(0.4)		(2,196.0)	(6.9)
(41.5)	**(3.8)**	**5.8**	**5.9**	**6.8**	**7.4**	**79.3**	**(3,096.2)**	**(9.7)**
(14.5)	(1.3)	(4.1)	(4.2)	(5.1)	(5.6)	(80.4)	(579.1)	(1.8)
1.3	0.1			(0.5)	(0.5)	(0.7)	585.4	1.8
(54.7)	**(5.0)**	**1.7**	**1.7**	**1.2**	**1.3**	**(1.8)**	**(3,089.9)**	**(9.7)**

Olivetti Group - Balance Sheet as of 31 december 2001 by company

(in millions of euros)	Olivetti S.p.A.	Finance companies	Telecom Italia Group
Assets			
Short-term assets	1,075	11,239	17,332
Medium/long term assets:			
intangible	250	25	15,991
tangible	2		21,757
other	31,968	6,811	7,621
TOTAL ASSETS	33,295	18,075	62,701
Liabilities			
Short-term liabilities	6,923	780	25,190
Medium/long-term liabilities	11,137	16,909	18,812
TOTAL LIABILITIES	18,060	17,689	44,002
TOTAL SHAREHOLDERS' EQUITY	15,235	386	18,699
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	33,295	18,075	62,701

Olivetti Tecnost Group	Olivetti Multiservices	Webegg Group	Consolidation adjustments	Total Group
827	82	81	(6,745)	23,891
34	1	19	22,900	39,220
91	242	3	2	22,097
19		6	(37,406)	9,019
971	**325**	**109**	**(21,249)**	**94,227**
667	121	36	(6,746)	26,971
111	32	6	(6,104)	40,903
778	**153**	**42**	**(12,850)**	**67,874**
193	**172**	**67**	**(8,399)**	**26,353**
971	**325**	**109**	**(21,249)**	**94,227**

Olivetti Group - Analysis of capital invested as of 31 december 2001 by company

(in millions of euros)	Olivetti S.p.A.	Finance companies	Telecom Italia Group
Inventories			636
Third party trade receivables, net	1		8,262
Other assets	760	70	4,813
Short-term operating assets	761	70	13,711
Third party trade payables	25		6,401
Other liabilities	555	284	9,309
Short-term operating liabilities	580	284	15,710
Operating working capital	**181**	**(214)**	**(1,999)**
Medium/long-term assets:			
intangible	250	25	15,991
tangible	2		21,757
other	31,473	498	7,621
A) CAPITAL INVESTED	**31,906**	**309**	**43,370**
Medium/long-term non-financial liabilities	349		2,729
Total shareholders' equity	15,235	386	18,699
B) TOTAL NON FINANCIAL SOURCES	**15,584**	**386**	**21,428**
C) NET FINANCIAL INDEBTEDNESS (RESOURCES) (A-B)	**16,322**	**(77)**	**21,942**

Olivetti Tecnost Group	Olivetti Multiservices	Webegg Group	Consolidation adjustments	Total Group
198	27			861
311	14	26	(1)	8,613
158	19	24	(68)	5,776
667	60	50	(69)	15,250
221	35	21	(18)	6,685
197	17	15	(52)	10,325
418	52	36	(70)	17,010
249	**8**	**14**	**1**	**(1,760)**
34	1	19	22,900	39,220
91	242	3	2	22,097
19		6	(31,303)	8,314
393	**251**	**42**	**(8,400)**	**67,871**
66	8	5	(1)	3,156
193	172	67	(8,399)	26,353
259	**180**	**72**	**(8,400)**	**29,509**
134	**71**	**(30)**		**38,362**

673

B) Other information

It should be noted that:

- intercompany transactions between different business sectors or geographical areas are executed at market prices and eliminated during consolidation;
- a description of the types of products offered and services provided appears in the first half of the Report on Operations.

"Introduction of the euro" disclosure (CONSOB communication no. 98083971)

In 2001, the Telecom Italia Group completed adjustments to its information systems, which were performed in two phases:

- in the first nine months of 2001, the software and data banks for all procedures affected by the introduction of the euro were modified and enhanced, both within the Group and in relation to external systems;
- during the fourth quarter (final phase), contingency plans were formulated and tested and an "Independent verification and validation" was performed on key corporate systems, using suppliers, methodologies and tools other than those used in the adjustment phase, in order to identify any problems in time for the necessary corrections to be made.

Research & Development

In 2001 most of the Telecom Italia Group's R&D operations were conducted by TILAB which has a staff of 1,080.

Activities consisted of study and testing in the wireline and mobile telecommunications areas and in the Internet area. Special attention was paid to enabling techniques (localisation, messaging and multimedia services), development of network design, planning and management tools, development and testing of local access techniques, and silicon solutions, products and architectures. Significant results were obtained with regard to the ADSL access modem and IP networking (network processor). Total R&D expenditure for 2001 amounted to approximately 137 million euros. Subsidies and low-interest loans for R&D expenses collected during the year or due to be collected by TI Lab amounted to approximately 10 million euros.

R&D expenditure at the Olivetti Tecnost Group amounted to 33 million euros, relating to vertical applications (in particular, the PR2 Enhanced bank printer, the Explor@ Internet-enabled non-fiscal cash register, the JPOS model in the retail sector), the Gaming area (with work on the M320, M340, M350, M370, M380 terminals, which are also intended for new non-European markets), the products Division (the Nomad Jet 100 printer, OFX 520/550/570/800 fax, Jet Lab 400/500/600, Life jet printer, XCC32, Linea @ Jet Linea and new applications for a photographic printer) and the printheads Division (in particular, developments in active and passive dies and research on monolithic printheads and new applications).

R&D activities at Webegg focused on software products and organisation modules, for overall expenditure of approximately 1 million euros.

The Parent Company

In 2001, the Parent Company Olivetti S.p.A. operated purely as a holding, mainly in the fixed and mobile telecommunications sector through its equity investment in the Telecom Italia Group and through controlling equity investments in other industries, including office and Internet products and services (Olivetti Tecnost S.p.A.), Internet services (Webegg Group), real estate, services and facilities management (Olivetti Multiservices S.p.A.).
In 2000, Tecnost S.p.A., a holding company controlled by Olivetti, was merged into and with Olivetti S.p.A.. Tecnost operations were included in the Tecnost statement of income until 30 September 2000 and as from 1 October 2000 in Olivetti S.p.A. accounts. Comparison of results for the two years and between the balance-sheet values as at 31 December 2001 and 2000 is therefore not meaningful; nevertheless, in the interest of full disclosure, data for the two years is illustrated below.

* * *

Olivetti closed 2001 with a net loss of 871 million euros, compared to net income of 870 million euros in 2000, due to lower dividends from Telecom Italia recorded on accrual and higher financial charges arising from the above-mentioned changes in the company structure.
Capital investments for 2001 totalled 584 million euros (260 million euros in 2000), of which 430 million euros related to equity investments (257 million euros in 2000) and 153 million euros to intangible assets (2 million euros in 2000).
At 31 December 2001, shareholders' equity amounted to 15,235 million euros. The increase of 1,298 million euros from 13,937 million euros at 31 December 2000 arose from the share capital increases subscribed during the year offset in part by the loss for the year and dividend payouts.
Net financial indebtedness at the end of 2001 totalled 16,322 million euros, a decrease of 1,669 million euros from the end of 2000 (17,991 million euros), which arose largely as a result of the above-mentioned share capital increases.

Business performance for 2001 is reflected in the income statement below, reclassified in compliance with the Consob model for industrial holding companies pursuant to communication no.94001437 of 23 February 1994.

(in millions of euros)	Year 2001	Year 2000	Changes
Financial income and charges			
1. Income from equity investments	85	1,433	(1,348)
2. Other financial income	37	42	(5)
3. Interest and other financial charges	(966)	(408)	(558)
Total financial income and charges	**(844)**	**1,067**	**(1,911)**
Value adjustments to financial assets			
4. Revaluations on equity investments	-	-	-
5. Write-downs on equity investments	(175)	(10)	(165)
Total value adjustments to financial assets	**(175)**	**(10)**	**(165)**
6. Other income from operations	**15**	**17**	**(2)**
Other costs from operations			
7. Non-financial services received	(49)	(49)	-
8. Leases and rentals	(3)	(2)	(1)
9. Payroll	(13)	(12)	(1)
10. Depreciation, amortisation and write-downs	(64)	(36)	(28)
11. Provisions for risks	(192)	(15)	(177)
12. Other operational expenses	(3)	(4)	1
Total other costs from operations	**(324)**	**(118)**	**(206)**
Result from ordinary operations	**(1,328)**	**956**	**(2,284)**
Extraordinary income and charges			
13. Income	23	27	(4)
14. Charges	(16)	(2)	(14)
Extraordinary income	**7**	**25**	**(18)**
Result before taxation	**(1,321)**	**981**	**(2,302)**
15. Taxation	450	(111)	561
Net income (loss) for the year	**(871)**	**870**	**(1,741)**

The year's ordinary operations closed with a loss of 1,328 million euros compared to income of 956 million in 2000.

This result reflected:

- 122 million euros of financial income (1,475 million euros in 2000), including:
  - 85 million euros of dividends and related tax credits (1,433 million euros in 2000), of which 73 million euros from Telecom Italia (recorded on accrual, in respect of 2001 income), 8 million euros from Lottomatica, 3 million euros from Mediobanca and 1 million euros from Finsiel, with a net decrease of 1,336 million euros mainly arising as a result of lower dividends from Telecom Italia (–1,329 million euros);

676

- 37 million euros of other financial income (42 million euros in 2000) of which:
  * 4 million euros from securities and reverse repurchase agreements accounted for under current assets (consisting largely of government securities);
  * 4 million euros of interest income from subsidiary companies (on borrowings and interest-bearing current accounts) a decrease of 4 million euros from 2000;
  * 9 million euros of interest income on bank current accounts, down 2 million euros from 2000;
  * 9 million euros of interest income on receivables from tax authorities ceded without recourse in previous years;
  * 10 million euros of exchange rate gains;
  * 1 million euros of other income;
- 966 million euros of interest expense and other financial charges (408 million euros in 2000), including:
  - 814 million euros relating to borrowings and interest-bearing current accounts in respect of subsidiary companies (331 million euros in 2000), of which 722 million euros to Olivetti Finance N.V. and 82 million euros to Olivetti Holding B.V., with an overall increase of 483 million euros largely due to the changes in the company structure as from 1 October 2000, following the Tecnost S.p.A. merger;
  - 62 million euros on bond loans (14 million euros in 2000);
  - 28 million euros on medium/long-term borrowings (28 million euros in 2000);
  - 19 million euros for exchange rate losses (8 million euros in 2000);
  - 29 million euros from use of bank credit lines (15 million euros in 2000);
  - 14 million euros on other financial operations (12 million euros in 2000);
- 175 million euros for writedowns of equity investments in subsidiary companies (10 million euros in 2000), including:
  - 108 million euros relating to 159.6 million Seat Pagine Gialle shares held as current assets until 30 June 2001 and subsequently reclassified under financial fixed assets, in accordance with the strategies of the new reference shareholder;
  - 64 million euros relating to the equity investment in Olivetti Tecnost;
  - 3 million euros relating to equity investments held as current assets;
- 15 million euros of other income from operations (17 million euros in 2000) consisting mainly (7 million euros) of the sum credited by Olivetti Finance N.V. as a result of the buy-back below par on the market (and subsequent cancellation) of part of the 500 million euros bond redeemable in Telecom Italia shares maturing in 2005 and simultaneous repayment by Olivetti S.p.A. of a borrowing for the same amount previously granted by Olivetti Finance N.V.;
- 324 million euros in other costs of operations (118 million euros in 2000), including:
  - 49 million euros for non-financial services (49 million euros in 2000);
  - 63 million euros for depreciation and amortisation (25 million euros in 2000), including 62 million euros in respect of intangible assets (24 million euros in 2000) of which 20 million euros for charges relating to share capital increases and bonds subscribed in 2001;
  - 1 million euros for writedowns on receivables (11 million euros in 2000);
  - 192 million euros for provisions to the reserve for future risks and charges relating to investee companies (15 million euros in 2000);
  - 13 million euros for payroll costs and retirement incentives (12 million euros in 2000);
  - 6 million euros in other costs of operations (6 million euros in 2000);

Extraordinary operations generated net income of 7 million euros (25 million euros in 2000), consisting of income totalling 23 million euros and charges totalling 16 million euros.
Extraordinary income included 1 million euros for capital gains from equity investment disposals, 8 million euros for the sale on the stock market of unexercised rights for subscription of shares and bonds and 10 million euros for the adjustment of the sale price of the equity investments in Olivetti Ricerca and Modinform, following final approval of state grants to these companies to cover R&D costs.
Extraordinary charges included an indemnity of 15 million euros paid in September 2001 to the outgoing Chief Executive Officer in settlement and waiver of all claims.

The Taxation heading reflects an income totalling 450 million euros, arising from the partial reversal of the reserve for deferred taxes, which was redundant of 480 million euros, and a provision of 30 million euros for current taxes.

The **balance sheet** of Olivetti S.p.A. at 31 December 2001 is laid out below:

(in millions of euros)	31.12.2001	31.12.2000	Changes
Short-term assets			
Financial resources	314	1,000	(686)
Operating assets	761	2,041	(1,280)
Total short-term assets	**1,075**	**3,041**	**(1,966)**
Medium/long-term assets			
Equity investments	31,409	30,881	528
Medium/long-term interest accruals and prepayments	495		495
Other assets	316	216	100
Total medium/long-term assets	**32,220**	**31,097**	**1,123**
TOTAL ASSETS	**33,295**	**34,138**	**(843)**
Short-term liabilities			
Short-term debt	6,343	1,841	4,502
Operating liabilities	580	382	198
Total short-term liabilities	**6,923**	**2,223**	**4,700**
Medium/long-term liabilities			
Medium/long-term debt	10,788	17,150	(6,362)
Other liabilities	349	828	(479)
Total medium/long-term liabilities	**11,137**	**17,978**	**(6,841)**
TOTAL LIABILITIES	**18,060**	**20,201**	**(2,141)**
SHAREHOLDERS' EQUITY	**15,235**	**13,937**	**1,298**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**33,295**	**34,138**	**(843)**

Short-term assets at 31 December 2001 totalled 1,075 million euros, a decrease of 1,966 million euros compared to 3,041 million euros at 31 December 2000. The decrease arose from a reduction of 1,280 million euros in operating assets, of which 1,341 million euros related to dividends receivable from Telecom Italia and relative tax credits, which are recorded on accrual.

Medium/long-term assets at 31 December 2001 amounted to 32,220 million euros (31,097 million euros at 31 December 2000) and included 31,409 million euros for equity investments and 811 million euros for other assets.
The 528 million euros increase in Equity investments compared to 31 December 2000 included 391 million euros paid to Olivetti International S.A. to form a statutory reserve and 192 million euros for the reclassification of 159.6 million Seat Pagine Gialle shares (arising from the partial split of Telecom Italia S.p.A.) under financial fixed assets. Until 30 June 2001, these shares were treated as current assets to classified be disposed of (a condition that subsequently lapsed), and were therefore classified under current assets. They had been written down from 1.88 euros per share (carrying value at 31.12.2000) to 1.203 euros per share, to reflect the average stock market value for June.

Short-term liabilities amounted to 6,923 million euros compared to 2,223 million euros at 31 December 2000, an increase of 4,700 million euros, largely as a result of higher debt.

Medium/long-term liabilities, consisting mainly of debt, amounted to 11,137 million euros at 31 December 2001, a reduction of 6,841 million euros from 17,978 million euros at 31 December 2000.

The table set out below analyses **capital invested** at 31 December 2001 and related financing:

(in millions of euros)	31.12.2001	%	31.12.2000	%	Changes
Short-term operating assets	761	2.4	2,041	6.2	(1,280)
Short-term operating liabilities	(580)	(1.8)	(382)	(1.1)	(198)
Operating working capital	181	0.6	1,659	5.1	(1,478)
Long-term assets	31,725	99.4	31,097	94.9	628
Capital invested (A)	**31,906**	**100.0**	**32,756**	**100.0**	**(850)**
Medium/long-term non financial liabilities	349	1.1	828	2.6	(479)
Shareholders' equity	15,235	47.7	13,937	42.5	1,298
Total non financial sources (B)	**15,584**	**48.8**	**14,765**	**45.1**	**819**
Net financial indebtedness (A–B)	**16,322**	**51.2**	**17,991**	**54.9**	**(1,669)**

Capital invested was financed by debt for 51.2% (54.9% at the end of 2000) and by shareholders' equity for 47.7% (42.5% at the end of 2000).
Specifically, shareholders' equity rose by 1,298 million euros during 2001 as a result of:
• 2,424 million euros from capital increases (net of 15 million euros from free issues effected through the use of reserves following the re-denomination of share capital in euros), including 2,397 million euros from the rights issues of March and November 2001 and 27 million euros from the conversion of bonds and exercise of warrants and options;
• a decrease of 871 million euros for the loss for 2001;
• a decrease of 255 million euros for the dividend payout in respect of 2000 income.

At 31 December 2001 the Parent Company had **net financial indebtedness** of 16,322 million euros (17,991 million euros at 31 December 2000), as follows:

(in millions of euros)	31.12.2001	31.12.2000	Changes
Short-term debt			
Current portion of medium/long-term debt to banks	90	830	(740)
Current portion of bonds	-	258	(258)
Current portion of convertible bonds	16	-	16
Current portion of debt to subsidiary companies	4,055	-	4,055
Bank borrowings and amounts due to other lenders	273	673	(400)
Amounts due to subsidiary companies	467	55	412
Accrued interest expenses	1,442	25	1,417
Total short-term debt	**6,343**	**1,841**	**4,502**
Short-term financial resources			
Liquid funds	(140)	(839)	(699)
Financial assets and receivables from third parties	(89)	(109)	(20)
Receivables from subsidiary companies	(80)	(45)	35
Accrued interest income	(5)	(7)	2
Total short-term financial resources	**(314)**	**(1,000)**	**686**
Total short-term net financial indebtedness (A)	**6,029**	**841**	**5,188**
Medium/long-term debt			
Bonds	400	-	400
Convertible bonds	4,188	19	4,169
Amounts due to subsidiary companies	5,302	15,505	(10,203)
Bank borrowings and amounts due to other lenders	98	156	(58)
Medium/long-term accrued interest expenses	800	1,470	(670)
Total medium/long-term debt	**10,788**	**17,150**	**(6,362)**
Medium/long-term accruals and prepayments	(495)	-	(495)
Total medium/long-term net financial indebtedness (B)	**10,293**	**17,150**	**(6,857)**
Total net financial indebtedness (A+B)	**16,322**	**17,991**	**(1,669)**

The short-term net financial position worsened by 5,188 million euros.
Short-term debt increased by 4,502 million euros, of which:

- 5,871 million euros for amounts due to overseas subsidiaries;
- 242 million euros for bond loan repayments;
- 1,127 million euros for settlement of amounts due to banks and other parties.

The medium/long-term net financial position improved by 6,857 million euros.
Amounts due to subsidiaries decreased by 10,203 million euros; this included a reduction in amounts due to the subsidiaries Olivetti Finance N.V. (8,798 million euros) and Olivetti Holding B.V. (1,405 million euros). Amounts due to bondholders increased by 4,569 million euros.
Medium/long-term accrued interest expenses decreased by 670 million euros and reflected charges on the above mentioned borrowings from Olivetti Finance N.V. (550 million euros) and Olivetti Holding B.V. (120 million euros).

The net financial surplus for the year totalled 1,669 million euros. Net of the requirement of 55 million euros in respect of ordinary operations (mainly financial charges, net of dividends collected), the financial surplus reflected the following non-recurring operations for an amount totalling 1,724 million euros:

(in millions of euros)	Year 2001
Share capital increases	(2,424)
Tax credits assignments	(193)
Costs for share capital increases	42
Costs for Tecnost S.p.A. merger	14
Costs for bond issues and borrowings	148
Cash disbursements for acquisitions, loss coverages,replenishments and other	430
Dividend payments	255
Other disbursements, net	4
Total net financial requirement (surplus) for the year from extraordinary operations	**(1,724)**

Dealings with related parties

Olivetti S.p.A.'s financial and commercial dealings with subsidiaries are conducted at normal market conditions and consist mainly of the provision of services, centralised treasury operations and, pursuant to its role as a holding company, coordination of the activities of the subsidiaries.

(in millions of euros)	Subsidiary companies	Associated companies
Dividend income (excluding tax credit)	47	5
Other financial income	4	-
Financial charges	814	-
Other revenues	13	-
Purchase of goods and services	9	-
Trade and other receivables	56	-
Financial receivables	80	-
Trade and other payables	22	-
Financial payables	10,000	-

Employee stock options

During 1999, a "Three-Year 1999-2001 Stock Option Plan" for the benefit of approximately one hundred managers of Olivetti S.p.A. and its subsidiaries was approved as a tool to provide incentives and boost management loyalty. Authorised by a Directors' resolution of 9 June 1999 and supplemented with a subsequent resolution of 29 November 1999, the plan provided for a maximum of 48 million warrants, non-transferable inter vivos, to be assigned free of charge to the beneficiaries. Each warrant gave an option on an Olivetti ordinary share at an overall price (par value plus share premium) of 2,320 Italian lire (equivalent to 1.198 euros), for a maximum share capital increase of 48 billion Italian lire. This increase,

resolved by the above-mentioned Board meetings in execution of the proxy pursuant to art. 2443 of the Italian Civil Code (granted by the Extraordinary Shareholders' Meeting of 7 April 1999), complied with the limits set by art. 134, par 2, of Legislative Decree 58/1998.
The warrants assigned could be exercised at pre-specified times during the three-year period and could be accumulated until the end of the plan. The first two tranches were exercised in December 1999 and January 2001 respectively, while the third was exercised by 31 January 2002.

	No.of rights (warrants)	Exercise price (euros)	Market price (euros)
Rights exercised on 15 December 1999	21,083,333	1.198	2.499 (2)
Rights to be exercised as of 31 December 1999	24,666,667 (1)	1.198	2.499 (2)
Rights to be exercised as of 31 December 2000	23,871,667 (1)	1.198	3.073 (2)
Rights to be exercised as of 31 December 2001	5,654,982 (1)	1.000 (3)	1.407 (2)

(1) With reference to assignments as of the date in question, net of cancellation of rights pertaining to personnel gone out of the Olivetti Group.
(2) Average share price in December 1999, 2000 and 2001.
(3) The price reflects the effects of the share capital increases of 2001.
In respect of the third tranche of warrants exercised from 1 January to 31 January 2002, no. 5,654,982 shares were issued.

On 24 February 2000, the Board of Directors approved a Three-Year Stock Option Plan from 1 January 2002 to 31 December 2004, assigning 29,500,000 warrants free of charge to approximately one hundred managers of the Parent Company and its subsidiaries. The warrants entitled the beneficiaries, to subscribe an equal number of Olivetti ordinary shares at a price of 3.308 euros per share (after adjustment for the share capital increases of 2001), corresponding to the normal value of Olivetti ordinary shares at the date of the Board meeting.
The warrants were to be exercised in three tranches between 1 November and 15 December of 2002, 2003 and 2004, and could be accumulated until the end of the plan.
The relevant Directors' resolution, like that described above, executed the proxy pursuant to art. 2443 of the Italian Civil Code granted by the Extraordinary Shareholders' Meeting of 7 April 1999.
The Parent Company did not implement any operations that could encourage subscription of shares by its employees, pursuant to art. 2358 of the Italian Civil Code.
Subsequently, on 9 February 2001, after reversing the resolution of 24 February 2000 as untimely and no longer appropriate for the purpose for which it had been intended, the Board of Directors approved a share capital increase for a total of 29 million euros through the issue of 29 million shares at a price of 2.515 euros per share (after adjustment for the share capital increases of 2001). The capital increase services a stock option plan for managers of the Parent Company and its subsidiaries for the three years 2002-2004; with regard to stock options already assigned to managers on the payroll as of 24 February 2000 who had since left the Group, the original terms and conditions apply.
The Parent Company has not implemented any operations that could encourage subscription of shares by its employees, pursuant to art. 2358 of the Italian Civil Code.

Shares in Olivetti S.p.A. and its subsidiaries held by Directors, Statutory Auditors and Chief Operating Officer (Consob regulation no. 11971/1999 and subsequent amendments)

In compliance with CONSOB regulation 11971/1999 and subsequent amendments, shares issued by Olivetti S.p.A. and its subsidiaries and owned by Parent Company Directors, Statutory Auditors and Chief Operating Officer are detailed below.

	Investee company	Shares held at 31.12.2000 (*)	Type of shares	Type of ownership	Number of shares purchased	Number of shares sold	Shares held at 31.12.2001 (**)
Board of Directors							
Chairman							
TESONE Antonio	Olivetti S.p.A.	224	ordinary	indirect	0	0	224
	T.I.M. S.p.A.	625	ordinary	indirect	0	0	625
Deputy Chairman and Chief Executive Officer							
TRONCHETTI PROVERA Marco	-	-	-	-	-	-	-
Deputy Chairman							
BENETTON Gilberto	-	-	-	-	-	-	-
Chief Executive Officers							
BONDI Enrico	-	-	-	-	-	-	-
BUORA Carlo	-	-	-	-	-	-	-
Directors							
CAPRIO Lorenzo	-	-	-	-	-	-	-
CIRLA Giorgio	-	-	-	-	-	-	-
FABRIZI Pier Luigi	-	-	-	-	-	-	-
GERONZI Cesare	Olivetti S.p.A.	8,720	ordinary	direct	37,750	31,220	15,250
	Telecom Italia S.p.A.	3,750	savings	direct	22,300	21,100	4,950
	T.I.M. S.p.A.	4,000	ordinary	direct	18,250	17,250	5,000
	Seat P.G. S.p.A.	9,000	ordinary	direct	32,500	18,500	23,000
MION Gianni	-	-	-	-	-	-	-
MODIANO Pietro	-	-	-	-	-	-	-
NATTINO Giampietro	-	-	-	-	-	-	-
PIRELLI Alberto	Olivetti S.p.A.	0	ordinary	direct	15,750	15,750	0 (e)
	Telecom Italia S.p.A.	0	ordinary	direct	1,550	1,000	550 (e)
	T.I.M. S.p.A.	0	ordinary	direct	750	0	750 (e)
	Seat P.G. S.p.A.	0	ordinary	direct	10,000	7,000	3,000 (e)
PURI NEGRI Carlo Alessandro	-	-	-	-	-	-	-
TREVISAN Dario	Olivetti S.p.A.	4,336	ordinary	direct	250 (a)	0	4,586
	Seat P.G. S.p.A.	1,000	ordinary	direct	0	0	1,000
VARISCO Alberto	Seat P.G. S.p.A.	5,000	ordinary	direct	0	0	5,000

	Investee company	Shares held at 31.12.2000 (*)	Type of shares	Type of ownership	Number of shares purchased	Number of shares sold	Shares held at 31.12.2001 (**)
Former Directors							
COLANINNO Roberto	Olivetti S.p.A.	2,000,000	ordinary	direct	11,608,000 (a)(c)	1,000,000	12,608,000
	Olivetti S.p.A. (d)	12,440,014	ordinary	indirect	7,629,985	16,809,809	3,260,190
	Telecom Italia S.p.A.	292,000	ordinary	indirect	0	10,000	282,000
	Telecom Italia S.p.A.	530,000	savings	indirect	0	305,000	225,000
	T.I.M. S.p.A.	254,000	ordinary	indirect	10,000	0	264,000
	Seat P.G. S.p.A.	471,532	ordinary	indirect	0	0	471,532
EREDE Sergio	Seat P.G. S.p.A. (b)	1,844,358	ordinary	indirect	0	0	1,844,358
GNUTTI Emilio	Olivetti S.p.A.	8,259,860	ordinary	direct	27,307,901 (a)	25,840,214	9,727,547
	Olivetti S.p.A. (d)	40,841,438	ordinary	indirect	20,001,390	59,291,374	1,551,454
	Telecom Italia S.p.A.	1,500	ordinary	indirect	0	0	1,500
	T.I.M. S.p.A.	100,000	ordinary	indirect	0	0	100,000
	Seat P.G. S.p.A.	1,288,084	ordinary	indirect	0	0	1,288,084
LAMBORGHINI Bruno	Olivetti S.p.A.	40,680	ordinary	direct	2,030	0	42,710
	Olivetti S.p.A.	4,704	ordinary	indirect	235	0	4,939
	T.I.M. S.p.A.	12,500	ordinary	indirect	0	0	12,500
LONATI Ettore	Olivetti S.p.A.	614,984	ordinary	direct	929,000	924,000	619,984
	Telecom Italia S.p.A.	106,000	savings	direct	0	2,000	104,000
	T.I.M. S.p.A.	150,000	ordinary	direct	0	0	150,000
	Seat P.G. S.p.A.	1,724,324	ordinary	direct	250,000	0	1,974,324
LUCCHINI Luigi	-	-	-	-	-	-	-
MARCHIORELLO Dino	-	-	-	-	-	-	-
MARINELLI Luciano	Olivetti S.p.A.	800	ordinary	direct	0	0	800
	Telecom Italia S.p.A.	127,000	ordinary	direct	0	0	127,000
	T.I.M. S.p.A.	68,000	ordinary	direct	0	0	68,000
	Seat P.G. S.p.A.	257,112	ordinary	direct	0	0	257,112
OWEN Gordon	-	-	-	-	-	-	-
ROSIELLO Piera	Olivetti S.p.A.	193,060	ordinary	direct	0	0	193,060
SACCHETTI Ivano	Olivetti S.p.A.	56,000	ordinary	direct	62,800	118,800	0
TAZARTES Alberto	-	-	-	-	-	-	-
Board of Statutory Auditors							
Chairman							
FORNASARI Angelo	-	-	-	-	-	-	-
Regular Auditors							
BENNANI Vittorio	-	-	-	-	-	-	-
CARAMANTI Franco	Telecom Italia S.p.A.	40,000	savings	indirect	0	20,000	20,000 (e)
	Seat P.G. S.p.A.	12,240	ordinary	indirect	0	12,240	0 (e)
Chief Operating Officer							
ARIAUDO Corrado	Olivetti S.p.A.	0			559,750 (a)(c)	559,750	0
	Telecom Italia S.p.A.	50,000	ordinary	direct	0	0	50,000
	Telecom Italia S.p.A.	200,000	savings	direct	0	0	200,000
	T.I.M. S.p.A.	25,000	ordinary	direct	0	0	25,000

(*) Or at date of appointment
(**) Or at date of resignation
(a) Including shares subscribed following share capital increase
(b) Acquisition on 27 December 2000 (following the contribution to Seat P.G. of an indirectly owned investment in Databank S.p.A.) not reported by the party concerned for the preparation of the Financial Statements as of 31 December 2000.
(c) Including shares subscribed through exercise of stock options
(d) Including shares owned by C+G S.p.A.
(e) Operations carried out by separate company-managed asset portfolio

684

Other information

Olivetti S.p.A. treasury stock at 31 December 2001 comprised 2,697,500 ordinary shares with a par value of 1 euro per share, arising from the conversion of an equal number of savings shares following approval by the Extraordinary Shareholders' Meeting of 4 July 2000 of the compulsory conversion of preferred and savings shares into ordinary shares. The shares, which are stated in the accounts at a unit carrying value of 0.852 euros, also arise from shareholder-approved purchases of stock from employees of the Parent Company and its subsidiaries as a result of fulfilment of the conditions provided under the relative share offer regulations requiring that the shares be sold back to the Parent Company.

The Shareholders' Meeting of 4 October 2000 authorised the Board of Directors, pursuant to art. 2357 ter, par 1, to dispose of all the above-mentioned treasury shares by 31 December 2002 through the distribution, in one or more operations, of non-compulsory options to former employees of the Parent Company and its subsidiaries, who continue to provide services for the Group.

Annual Report on the Company's System of Corporate Governance

The *corporate governance* structure implemented some time ago by the Company, taking the Code of Conduct of Italian Stock Exchange (Borsa Italiana) as the point of reference, is also the outcome of recent adjustments following the change in management which occurred during the shareholders' meeting of 13 October 2001, when the Board of Directors was renewed. This Report will therefore focus on the system of governance adopted from that date, referring the reader back to the contents of the relevant section of the 2000 Report on operations as regards the earlier part of 2001.

Composition and duties of the Board of Directors

The current Board of Directors was elected at the ordinary shareholders' meeting of 13 October 2001 to replace the previous Board, following the resignation of half of the Directors. The above meeting set the number of members of the Board at 16 and elected the following Directors for the three-year term 2001-2003:

Gilberto Benetton,
Enrico Bondi,
Carlo Buora,
Lorenzo Caprio,
Giorgio Cirla,
Pier Luigi Fabrizi,
Cesare Geronzi,
Gianni Mion,
Pietro Modiano,
Giampietro Nattino,
Alberto Pirelli,
Carlo Alessandro Puri Negri,
Antonio Tesone,
Dario Trevisan,
Marco Tronchetti Provera,
Alberto Varisco.

On 13 October 2001, the Board elected the officers and delegated powers, as summarised below:
Chairman (Antonio Tesone) – legal representation and signature on the Company's behalf (N.B. no management powers were granted to the Chairman);
Deputy Chairmen – Deputy Chairman Marco Tronchetti Provera was granted the same powers as the Chairman. Deputy Chairman Gilberto Benetton was granted the same powers as the Chairman and Deputy Chairman Mr. Tronchetti Provera, to be exercised in the absence of the Chairman or of the other Deputy Chairman;
In his capacity as Chief Executive Officer, Marco Tronchetti Provera may carry out all company business with the following restrictions: power to issue, with a single signature, personal guarantees up to 50 million euros for Group companies and up to 20 million euros for unrelated parties; power to invest, dispose

686

of and acquire interests in subsidiary and associated companies and to dispose of companies or businesses thereof in any manner, for amounts no greater than 250 million euros;
Chief Executive Officers (Enrico Bondi and Carlo Buora): management powers regarding ordinary company business.
The Board of Directors, in accordance with the bylaws, has the widest powers for the ordinary and extraordinary business management of the Company, since it is empowered to carry out any business which is not expressly the domain of the shareholders, whether by law or under the bylaws.
Even in the absence of a specific bylaw, but as accepted practice, the following are the exclusive domain of the Board:

• examination and approval of the industrial, financial and strategic planning of the Company, as well as the corporate structure of its Group;
• granting and withdrawal of powers to the Chief Executive Officers and the definition of any limits and operating procedures;
• determining, after examining the proposals of the specific Committee and the opinion of the Board of Statutory Auditors, the remuneration of the Chief Executive Officers and those directors with specific mandates;
• supervising operations in general, with a particular focus on any situations involving conflicts of interest, taking into account the information received from the Chief Executive Officers and the Internal Control Committee, within the ambit of its role, as well as regularly comparing the results achieved with those forecast;
• examination and approval of any transactions of financial significance, particularly with related parties;
• verifying the suitability of the general administrative and organisational structure of the Company and of the Group as set up by the Chief Executive Officers;
• report to the shareholders at the General Meetings.

In accordance with point 2.1 of the Code of Conduct, the Deputy Chairman and Chief Executive Officer Mr. Tronchetti Provera and the two Chief Executive Officers, Mr. Bondi and Mr. Buora, are deemed to be executive directors, in that they have operational/managerial powers further to the granting of the above mentioned powers.
Point 3 of the Code of Conduct establishes that "independent directors" are those who:
a) do not carry out business which would affect their independence of judgement with regards the Company, its subsidiaries, its executive directors, nor the shareholder or group of shareholders who control the Company;
b) do not own, directly or indirectly, equity interests of a size to enable them to exercise control over the Company, nor are they party to private shareholder agreements regarding the control of the Company.
In the light of this definition, 6 of the remaining 13 directors (the Chairman Antonio Tesone and the Directors Lorenzo Caprio, Giorgio Cirla, PierLuigi Fabrizi, Cesare Geronzi and Dario Trevisan) qualify as "independent".
The Chairman, as part of the functions attributed to him by the bylaws, supervises the activities of the Board, ensuring that the statutory and legal regulations in force are properly applied, using the powers granted to him by law and the articles of association, chairs and supervises the Company's General Meetings.

687

There were thirteen Board meetings in 2001; the overall attendance was more than 79% (79.46). The Board has also already met twice in 2002. The Company has approved the calendar of corporate events for 2002, which has been made known to the market, on the basis of which at least four Board meetings are envisaged.
In applying Article 19 of the bylaws, those Directors with powers granted pursuant Article 2381 of the Italian Civil Code report at least quarterly to the Board of Directors and the Board of Statutory Auditors (also pursuant to Article 150 of Legislative Decree no. 58/1998) on their activities, on extraordinary transactions as well as those where there could be a potential conflict of interest. This requirement has so far been punctually satisfied.

Appointment and remuneration of the Directors

The list vote mechanism is not envisaged when electing Directors.
The Board of Directors did not deem necessary to establish an internal committee to propose directors for election.
At the aforementioned General Meeting held on 13 October 2001, all shareholders, upon entering the hall, were provided with a printed document containing the names of the proposed candidates and a detailed curriculum vitae for each of them.
The same Meeting also voted to grant the Board of Directors overall annual emoluments of 826,331.04 euros, to be divided equally among the directors, which will be calculated before the net profit in the financial statements, to be paid from the date of the General Meeting up to be end of the term.
On 13 October 2001, the Board of Directors established the **Remuneration Committee** (expanding the duties of the already existing Emoluments Committee), providing that part of its duties is to formulate proposals to the Board for the remuneration of the Chief Executive Officers and those directors with specific mandates, as well as formulating proposals, at the request of the chief executive officers, for calculating the criteria for the remuneration of the top management of the Company, as well as preliminary examination of stock option proposals. As regards its composition, the Board voted that it comprise at least three directors, who elect the Chairman and, even if not one of them, a Secretary, with the members of the Board of Statutory Auditors as well as the Chief Executive Officers being entitled to attend the meetings. The Committee meets whenever the Chairman deems it appropriate or upon the request of another member or Chief Executive Officer.
The Board has also voted that notice of the meetings as well as the validity of the meetings and the decisions thereof shall be governed by the same regulations stated in the bylaws regarding Board meetings of the Company.
The Board elected to the Committee Lorenzo Caprio, Pietro Modiano and Antonio Tesone, all non-executive and independent Directors.
In the meeting held on 13 November 2001, the Committee elected the Chairman (Antonio Tesone) and the Secretary (Piera Rosiello). It also formulated proposals regarding the emoluments for those Directors with specific mandates, as per paragraph 2 of Article 2389 of the Italian Civil Code, expressing the opinion that, since the Company is a pure holding company (which therefore reflects the results of the operating subsidiaries), it was not appropriate to envisage a variable element in the emoluments, only a fixed one.

The Committee's proposals were approved by the Board of Directors (in the meeting held on 13 November) and therefore voted to grant those Directors with specific mandates the emoluments which are stated next to each name in the Report on operations.
No stock options are envisaged for those Directors in service.

Internal control system

The Board of Directors has set up, within its ambit, the "Internal Control Committee" (integrating and better qualifying the duties of the already existing Audit Committee), establishing that:
a) as regards its consultative and proposing role vis-à-vis the Board of Directors, it should in particular:
- evaluate the adequacy of the internal control system;
- evaluate the work schedule prepared by the internal control function officers and receive regular reports from them;
- evaluate the proposals of the external auditors for their audit services as well as the work schedule for the audit and the results stated in the report and in the Suggestions Report;
- report to the Board at least twice a year, when the annual accounts and the First Half-Year Report are approved, regarding the activities carried out and the adequacy of the internal control system;
- carry out any further duties which the Board of Directors may assign it, particularly regarding relations with the external auditors;
b) as regards its composition, that:
- it comprise non-executive directors, who shall elect a Chairman and, even if not one of them, a Secretary;
- the Board of Statutory Auditors, the Chief Executive Officers as well as, if invited, the Internal Audit Department manager and one or more Chief Operating Officers, may attend the meetings;
c) as regards its working, that:
- it meet at least twice a year, before the Board meetings for the approval of the annual accounts and the First Half-Year Report, or whenever the Chairman deems it appropriate or upon the request of another member or Chief Executive Officer;
- notice of the meetings as well as the validity of the meetings and the decisions thereof shall be governed by the same regulations stated in the bylaws regarding Board meetings of the Company.
From 1st January 2001 to date, five meetings have been held, of which three by the already existing *Audit Committee.*
The members of the Internal Control Committee are:
Mr. Antonio Tesone (Chairman), Prof. Lorenzo Caprio and Mr. Alberto Varisco.
The Internal Control Committee has identified the first steps to take so as to improve the overall internal control system, in order to strengthen the already existing structure which is characteristic of a holding company. It will in particular: elect a director to head the internal control system; ensure the hierarchical independence of the Internal Audit Dept; adopt operational procedures regarding the information flows from the main subsidiary companies.
As regards the most important equity investment, Telecom Italia S.p.A. already has a sophisticated internal control system, considering the objective complexity of its Group, which is not yet complete but is deemed to be adequate by both its Internal Control Committee as well as its Board of Directors.

In the light of such proposed measures, the Board, pending a more detailed examination to be carried out once they have been actually adopted, overall deems the Company's internal control system to be adequate, also on the basis of like opinion to be submitted to the appropriate Committee.

Management of confidential information

The management of confidential information, especially price sensitive information, is directly handled by the Chairman or by the Deputy Chairman and Chief Executive Officer.

Investor relations (in particular with institutional investors)

The Company has a specific set-up (investor.relations@olivetti.com) for shareholder and institutional investor relations.
The Board of Directors has not considered – and does not currently consider – it necessary to adopt rules for General Meetings, deeming that the powers attributed to the Chairman of the Board of Directors in this respect are more than sufficient for the normal business of General Meetings.

Statutory auditors

In accordance with Article 20 of the Company bylaws, the election (or integration following substitution or forfeiture) of the Board of Statutory Auditors occurs by means of a list vote. Those shareholders who alone or together own voting shares of at least 5% of the corresponding share capital may present one (and only one) list.
Each candidate may be in only one list, pain of ineligibility; candidates who are Statutory Auditors in another five listed companies (excluding Olivetti S.p.A.'s controlling or subsidiary companies), or do not have the necessary requirements of character and professional background, may not be listed.
The lists (together with, pain of inadmissibility, the acceptances of the individual candidates, the statements pertaining to the absence of reasons of ineligibility and incompatibility and the statements regarding the existence of the regulatory and bylaws requirements) must be presented at the Company's registered offices at least five days prior to the date of the first calling of the General Meeting.



Legal Proceedings

Olivetti S.p.A.

The legal proceedings involving the Company are described below:
1. Currently under preliminary examination by magistrates in Rome are the criminal charges brought by the Rome public prosecutors against ex-managers of Olivetti and of the Poste Italiane (Italian Post Office) regarding products and services provided by Olivetti to the Post Office in the early 1990s.
2. With regard to the dispute in the Rome courts between Olivetti and Poste Italiane S.p.A. for non-payment by Poste Italiane S.p.A. of products and/or technical assistance, sentences passed to date are in favour of Olivetti and have been appealed by Poste Italiane S.p.A..
3. In relation to the disposal of the personal computers business in April 1997, there are lawsuits against Olivetti and its subsidiary Olivetti Finanziaria Industriale S.p.A. (which had merged Sy.F.A. S.p.A., which had in turn merged Olivetti Personal Computers S.p.A) brought before the Ivrea courts by:
a) Centenary Corporation and Centenary International, for damages (250 billion Italian lire claimed but lacking evidence) which the plaintiffs allege they suffered as a consequence of Olivetti Group's acquisition of the personal computers business (through the acquisition of the specific company business, which was demerged and contributed to OP Computers S.p.A., established for that purpose);
b) ex-employees of OP Computers S.p.A., to ascertain that the contracts relating to the aforementioned disposal of the personal computers business are null and void, to obtain reinstatement as employees of Olivetti, with payment of the salary differences and damages (calculated at 170 billion Italian lire and lacking evidence);
c) the receiver of OP Computers S.p.A. (in bankruptcy) to ascertain that the contract of sale of the personal computers business by Olivetti Personal Computers to OP Computers is either null and void, or to be annulled or revoked, claiming damages (again, lacking evidence and calculated at 158 billion Italian lire).
4. Olivetti and its subsidiary Olivetti Finanziaria Industriale S.p.A., on their part, have taken legal action before the Milan courts against Piedmont International S.A. (a Centenary Group company) for the recovery of 100 billion Italian lire due by the latter or for a greater amount to be proven in court.
5. Also following the disposal of the personal computers business, in 1998, a group of OP Computers S.p.A. ex-employees filed a complaint against the former legal representatives of the company; the Public Prosecutor of Ivrea opened an investigation on the basis of alleged crimes and originally requested the charges to be dismissed; the investigating magistrate, however, decided to further investigate one charge alone. The investigations regarding the above transaction are still ongoing.
Olivetti and its external advisors believe that the transactions carried out regarding the disposal of the personal computers business were legal and proper, and therefore consider the above legal actions to be essentially groundless in fact and in law.



Telecom Italia Group

Disputes regarding shareholder resolutions

Still pending in first instance are the proceedings arising from the resolution whereby the Shareholders' Meeting of 14 January 2000 authorised the buy-back of savings shares by public tender and subsequent purchases in the market until 10 January 2001.
In particular, some shareholders are claiming 18.9 million euros of damages from Olivetti, Telecom Italia, as well as the Chairman and Deputy Chairman pro tem. The case is based upon the alleged non-fulfilment of the undertakings in the "Offer documents" relating to the Public Tender and Exchange Offer made by Olivetti and Tecnost on Telecom Italia in 1999, as well as the resolutions of the shareholders' meeting of 14 January 2000, with specific reference to the mandate to purchase own savings shares on the screen-based market and in compliance with the applicable regulations after the end of the public tender period.
Another shareholder has challenged the same resolution, claiming that a modified proposal compared to that which had been deposited before the meeting was submitted to the shareholders.
Concerning the expiry of the time limit for the offer to voluntarily convert savings shares into ordinary shares (hence the foreseen buy-back of the ordinary shares will not take place), the proceedings relating to the challenge to the resolutions of the shareholders' meeting on 3 May 2001, regarding the authorisation to establish a subsidiary company for the purpose of buying Telecom Italia's ordinary shares by public tender, as well as offering to convert the savings shares for consideration, were abandoned.

Seat/De Agostini arbitration

For alleged breaches of the frame agreement dated 20 September 2000, regarding the obligation of Seat to purchase the shares of Finanziaria Web S.p.A. still held by the De Agostini Group (40% of the capital, while the remaining 60% is already owned by Seat), De Agostini has deferred the dispute against Seat, Matrix, Buffetti Group and Finanziaria Web to a panel of arbitrators.
The plaintiff essentially claims that all the contractual conditions precedent had occurred in order to implement the agreement, while Seat argues that this is not true and that, in any case, the changed market conditions had made the consideration excessively onerous.
The De Agostini Group claims actual performance of the frame agreement and therefore that the Finanziaria Web shares be transferred to Seat for the originally agreed consideration of 700 million euros, with payment beginning from 30 June 2003, as well as damages, yet to be quantified.

Seat Pagine Gialle/Cecchi Gori Communications

Following the acquisition of Cecchi Gori Communications by Seat in accordance with the contract signed on 7 August 2000 with Fin.Ma.Vi. S.p.A. and Cecchi Gori Group Media Holding S.p.A. (Cecchi Gori Group), a complex dispute is ongoing.
In particular, in May 2001, the Cecchi Gori Group served a writ of summons on Cecchi Gori Communications and Seat, claiming that the resolutions passed at the Cecchi Gori Communications Shareholders' Meeting of 27 April 2001 be ascertained and declared non-valid, and meanwhile suspended (rejected).



In August 2001, the Cecchi Gori Group also filed a suit before the Milan Courts for the annulment of the contract governing the pledge of the shares of Cecchi Gori Communications owned by Cecchi Gori Group, guaranteeing the proper fulfilment of all the undertakings of the selling parties envisaged in the purchase agreement dated 7 August 2000.
On the basis of the arbitration clause in the same agreement, an arbitration procedure is also pending, started by the Cecchi Gori Group in order to ascertain the non-validity, ineffectiveness or the termination of the purchase agreement (essentially for the non-fulfilment of the suspensive condition relating to the necessary authorisations of the competent authorities within the agreed time limit) or to claim the fulfilment thereof and, in any case, to obtain damages.
The Arbitration Panel met in October 2001 and fixed 31 December 2002 as the time limit for the proceedings.

Dispute regarding Law no. 1369/1960

Two proceedings are pending in which INPS – on the basis of the joint and several liabilities envisaged in Law no. 1369/1960 – claims that Telecom Italia pay approximately 31 million euros overall for non-payment of contributions by the network sub-contractors Comitel and Telefon, which have in the meantime gone bankrupt.
In particular, the Comitel case is being appealed, while the Telefon verdict was successfully appealed by Telecom Italia, subject to INPS not taking the case to the Supreme Court.
A third proceeding, arising from Telecom Italia opposing an injunction brought by INPS for approximately 15 million euros, recently cancelled said injunction.
There are numerous disputes with former employees of sub-contractors either to be hired by Telecom Italia, or to have the telephony sector labour contract, for an overall amount of more than 35 million euros.
Moreover, given the current legal situation, Telecom Italia's chances of losing the cases are fairly remote.

Universal service

Omnitel and Infostrada appealed to the Regional Administrative Court of Lazio to obtain the annulment of the decision of the Telecommunications Authority regarding the division of the net costs of the universal service for 1999. On the basis of said decision, part of the universal service's net costs, recognised as an "unfair cost" for Telecom Italia (which must by law provide such service), was divided between the plaintiffs and TIM.
Pending judgement, the plaintiffs have not paid their portions (fixed at approximately 9 million euros overall) to the specific fund set up at the Ministry of Communications, thereby preventing the latter from transferring the amount globally assessed in favour of Telecom Italia for the 1999 costs (27 million euros).
The Regional Administrative Court, in a sentence filed in January this year, accepted Omnitel's appeal only regarding its challenge concerning its rights of defence. The Regional Administrative Court rejected both Omnitel's challenges upon the merit and Telecom Italia's counter-appeal, concentrating on the exclusion of the "12 Service" from the universal service.

In February 2002, the appeals were served by Omnitel Pronto Italia and Wind Telecomunicazioni before the Regional Administrative Court of Lazio for the annulment, and in the meantime, the suspension, of the decision of the Telecommunications Authority regarding the division of the net costs of the universal service for 2000. Both appellants essentially challenged the unlawfulness of the decision on the basis of faults in the preliminary stage and for not having had access to the documentation of the technical survey ordered by the Authority to analyse the net costs.
Omnitel also requested a referral to the EU Court of Justice for an interpretation on the EU directives as well as, on a secondary level, misapplication of the Italian laws on the matter.

Data transmission services and Internet access using x-DSL technology

Following the opening of an investigation into Telecom Italia's practices regarding the supply of direct baseband circuits, the offer to its business customers of Internet access and broadband data transmission services based on x-DSL technology without a corresponding wholesale offer to competitors, the specifications of the terms offered to competitors for wholesale services with ADSL access, on 27 April 2001 the Antitrust Authority fined Telecom Italia 59 million euros. In November, the Regional Administrative Court of Lazio reduced the amount of the fine to 29 million euros, which was paid in January. There is still time to lodge an appeal with the Administrative Supreme Court.
Meanwhile, claims for damages totalling 351 million euros by Albacom, Infostrada, AIIP, Unidata, Data Service and other operators, for Telecom Italia's alleged abuse of a dominant position in offering Internet access and broadband data transmission services based on x-DSL technology without a corresponding wholesale offer to competitors, have been filed before the competent civil courts.

Galactica dispute

At the end of May 2001, a dispute arose between Telecom Italia and the Internet Service Provider Galactica S.p.A. (currently in liquidation) for the non-renewal of an agreement regarding an experimental internet access service, at the "flat" rate. In this respect - after the urgent appeals, lodged with the Civil Court and the Court of Appeal in Milan in accordance with Law no. 287/1990, had both been rejected - Galactica sued Telecom Italia to ascertain the alleged unlawfulness of the recession, claiming damages and an injunction against Telecom Italia interrupting the service.
In February 2002, Galactica served another writ of summons for damages relating to alleged anti-competitive practices of Telecom Italia.
It should also be pointed out that the conciliation proceedings before the Telecommunications Authority was unsuccessful.

12 Service

At the end of March, Telecom Italia appealed to the Regional Administrative Court of Lazio (with an attached claim for damages) for the annulment of the decision of the Telecommunications Authority, which, in letter dated 23 March 2001, had ordered that the service be restored at the original technical and financial terms - after having authorised the new "12 Service".
At the hearing held on 11 July 2001, a new decision of the Authority dated 4 July 2001 was deposited, which modified the conditions of the service offered as requested by Telecom Italia. The hearing has been postponed to a future date.

Alleged anti-competitive strategies of Telecom Italia detrimental to market development

Following the complaint of 27 competing operators regarding alleged strategies of Telecom Italia detrimental to market development, with decision no. 179/01/CONS, the Telecommunications Authority charged the Company with a series of breaches and, in July 2001, started the announced proceedings with specific resolutions.
Telecom Italia has challenged both the above decision and said resolutions.

Contribution as per Article 20, paragraph 2 of Law no. 448 of 23 December 1998

Before the Regional Administrative Court of Lazio, Telecom Italia, Tim, Wind and Omnitel challenged the Ministerial Decree of 21 March 2000, implementing Law no. 448 dated 23 December 1998, which, from 1 January 1999, introduced a new contribution to replace the concession fee, which progressively decreases to 2003.
The Regional Administrative Court requested the Treasury and Communications Administrations to deposit a detailed report clarifying the correspondence with the European Commission concerning the approval of the aforementioned decree.
Moreover, regarding the extraordinary appeals to the Head of State presented by Infostrada and Albacom for the annulment of the aforementioned decree, the Administrative Supreme Court raised the preliminary issue before the EU Court of Justice of whether the contribution was compatible with EU directives regarding telecommunications.
Following this dispute, Telecom Italia and Tim did not pay the amount due for the year 2000 (equal to 307 million euros and 179 million euros, respectively).

Investigations by the Public Prosecutor in Turin

In February 2001, the Public Prosecutor in Turin began investigating the transaction whereby Telecom Italia purchased 29% of the share capital of Telekom Srbija. Telecom Italia promptly provided the judges with all available documents and data relating to the aforementioned transaction.
Regarding the verifications made, with the full co-operation of the relevant company offices, in carrying out its task relating to the 2000 financial statements, the independent auditors, PriceWaterhouseCoopers, and the Board of Statutory Auditors stated that, to date, no facts have emerged which may prejudice the correctness of the statutory and consolidated financial statements of Telecom Italia at 31 December 1997, 1998 e 1999, also with regard to the year ended 31 December 2000.

* * *

In early July, the Company was served with a request to hand over documentation essentially relating to the acquisition of Seat and the Tin.it-Seat merger.
The Company co-operated fully with the investigating authorities and made a wide range of documents available.

Sogei concession

In 1992, the Ministry of Finance (now Ministry for the Economy) granted Sogei (a subsidiary of Finsiel) the concession for managing the tax IT systems until May 2001. In relation to the provisions of Article 14 of Decree no. 333/1992 converted into Law no. 359/1992, Sogei asserts that the concession must now be deemed extended until May 2012.

However, according to the Ministry for the Economy, the concession has expired without extension; therefore, the Ministry has named an Advisor for the tender regarding the management of its IT services.

Sogei has challenged the tender and has also initiated arbitration procedures so as to ascertain its right to the extension of the concession. The Ministry contested the powers of the arbitration panel by not appointing the member it is entitled to and who was subsequently appointed by the President of the Court. A first meeting of the Arbitration Panel and the appointment of its Chairman are still pending.

In May 2001, meanwhile, the Ministry and Sogei, without prejudice to their rights, agreed a "technical extension" of the original concession until May 2003.

An arbitration procedure is also underway to ascertain that Sogei's right (established in the agreement) to avail itself of Finsiel Group companies, without the latter being considered third parties, is not precluded by EU regulations and by the Italian laws acknowledging said regulations.

Finsiel concession

On 24 July 1991, the Ministry of Health awarded Italsiel (which was merged into and with Finsiel as of 1 July 1994) the concession for the implementation and running of the health sector IT system until 31 July 2000.

In relation to the provisions of Article 14 of Decree no. 333/1992 converted into Law no. 359/1992, Finsiel asserts that the concession must now be deemed extended by law. According to the Ministry of Health, however, the concession has expired without extension.

Moreover, on 28 July 2000, at the request of the Ministry – without prejudice to the rights and positions of the parties – Finsiel and the Ministry of Health signed a private negotiation for the completion of the development and running of the health system until 31 July 2001. On 1 August 2001, therefore, a further contract, valid until 31 July 2002, was signed.

Meanwhile, the Ministry has made public two tenders relating, on the one hand, to the "design and development of the "New Health IT System" (N.S.I.S.) and of the national health IT assets' security system" and on the other, to the "awarding of the services of Nationwide Functional and Technical Management of the National Health IT System", which Finsiel has challenged before the Regional Administrative Court of Lazio, while participating in the tenders.

Finsiel has also initiated arbitration procedures so as to ascertain that the concession be considered extended by law. The Ministry of Health has however denied that the arbitration panel has the necessary powers, as per the general conditions for supplies and services rendered by the Provveditorato Generale dello Stato, approved by Ministerial Decree no. 16 dated 28 October 1985.

Nortel Inversora disputes

In April 2001, Nortel was served with a notice to appear before the commercial court of Buenos Aires for a compulsory conciliation attempt relating to the challenge of some resolutions adopted by the

Shareholders' Meeting on 19 January 2001, regarding, among other things, approval of the financial statements at 30 September 2000. The conciliation meeting was unsuccessful. Therefore, the plaintiff served a writ of summons, thus starting the merit phase of the dispute.
In August, a further writ of summons was served, similar to the previous one, for a compulsory conciliation attempt relating to the challenge of some resolutions adopted by the Nortel Shareholders' Meeting on 26 April 2001, regarding, among other things, approval of the financial statements at 31 December 2000. No agreement was reached at the conciliation meeting. The counterparty has not yet started a proceeding concerning the merit phase of the dispute.
Meanwhile, the effectiveness of the challenged decisions of the shareholders' meetings was suspended and an appeal, filed by Nortel, is pending against this precautionary measure.

Brasil Telecom dispute

In April 2001, Brasil Telecom filed a lawsuit against Telecom Italia and Stet International Netherlands (SIN), also including the two directors of Brasil Telecom appointed by Telecom Italia.
The lawsuit aims to obtain damages which Brasil Telecom allegedly suffered following the purchase of shares in CRT (Companhia Riograndense de Telefonia) and the non-participation in the SMP (Serviçio Móvel Pessoal) tender; the judge has been requested to quantify the damages.
To date, the preliminary claims of the parties are being considered.

Entel Chile dispute

Americatel Corporation (in which Entel Chile directly holds an 80% equity investment) appears to be owed receivables of approximately 30 million US Dollars by OAN, the concessionaire of the invoicing and cash collection services regarding Americatel customers. OAN has filed for bankruptcy procedure, within the framework of which it has been authorised to assign to third parties receivables due to Americatel. The latter has therefore initiated litigation in order to avoid confusing its receivables with the assets of OAN, challenging in particular the lawfulness of the aforementioned assignment of receivables.

WTC dispute

In March 1999, Telecom Italia claimed before the Miami courts payment by the local operator Wholesale Telecom Corporation ("WTC") of unpaid invoices amounting to approximately 13 million US Dollars for the supply of international traffic capacity.
WTC appeared before the court and filed a counterclaim, also involving in the dispute Telemedia International USA Inc., claiming from both TMI USA as well as its parent company Telecom Italia damages of 60 million Dollars. To date, the pre-trial procedures are almost complete.
In 2001, Telecom Italia allocated 6 million euros to a specific provision for risks.

Chase Manhattan Bank dispute

In June 2000, Chase Manhattan initiated a civil action in the USA against the shareholders of Iridium LLC, following the non-repayment of an 800 million US Dollar loan granted by Chase in favour of Iridium Operating LLC (controlled by Iridium LLC). In particular, Chase claimed specific performance of an alleged



undertaking of the shareholders to guarantee the repayment of the loan by means of increasing the share capital of Iridium LLC; in this regard, the claim against Telecom Italia amounts to approximately 7.5 million Dollars, which has already been provided for in the financial statements of the subsidiary company Iridium Italia at 31 December 2000. Moreover, Chase was authorised to change the heading of its claim into "fraud" and consequently claimed acknowledgement of the joint and several responsibility of all the shareholders of Iridium LLC for the entire amount of the loan.
Telecom Italia appeared before the court in February 2001, objecting to being named in the suit (having sold its equity investment in Iridium LLC to Iridium Italia S.p.A. in October 1996, in which Telecom Italia owned 30%, Tim 35% and Telespazio 35%). To date, the pre-trial procedures, in which Telecom Italia filed a motion to be excluded from the law suit, are under completion.

Stet Hellas dispute

In December 1996, Mobitel, a company belonging to the Greek Interamerican Group (now Demco Reinsurance), a minority shareholder of Stet Hellas and, at the time, its exclusive agent, initiated arbitration procedures, principally claiming its right to receive fees not only on outgoing traffic generated by the subscribers it introduced, but also on incoming traffic and on that of late-paying customers. Overall damages claimed amount to approximately 38 million Dollars.
Mobitel and Interamerican have also claimed damages of 172 million Dollars following the termination of the exclusive agreement, which was served by Stet Hellas.
The latter and Telecom Italia, which replaced Stet International (already guarantor of the first and, as such, party to the agreements signed at the time), filed a counterclaim for approximately 210 million Dollars, essentially as damages for the non-acquisition of market share, attributable to Mobitel's breach of contract.
In October 2000, an in principle award was made in favour of Mobitel regarding payment of a fee also on the revenues deriving from incoming traffic; in November 2001, the Arbitration Panel rejected the objection regarding lack of jurisdiction raised by Telecom Italia/Stet Hellas, who maintained that only the Greek courts had the necessary powers regarding the amount, since the Arbitration Panel only has the powers regarding the existence of the payable, which it had already acknowledged.

Dispute with INPS

In compliance with Law no. 58/1992, Telecom Italia is required to provide full insurance coverage for all persons employed as at 20 February 1992 by STET S.p.A., SIP S.p.A., Italcable S.p.A. and Telespazio S.p.A., as well as persons transferred from the Public Administration to IRITEL, including periods previously worked in other companies, through the "Fondo Previdenza Telefonici" (Telephone Sector Employees Pension Fund), which merged into the "Assicurazione generale obbligatoria" (Compulsory General Insurance) on 1 January 2000. The contributions due are calculated by INPS and must be paid in 15 annual instalments.
The amount of the liability regarding the payments due is uncertain, in that Telecom Italia and INPS disagree on the method of calculating such amounts.
However, 656 million euros of outstanding amounts due to INPS relating to ex-IRITEL employees are included in the Telecom Italia Group financial statements at 31 December 2001.

Concerning the application and interpretation of the regulation, there is an ongoing dispute with INPS regarding both the starting date for the calculation of interest due, as per the aforementioned Law no. 58/1992, for the deferred payment of the amount, as well as the exclusion from the provisions of Law 58/1992 of all those employees (except for ex-IRITEL personnel) who had already requested full insurance coverage prior to 20 February 1992.
The positions are currently the subject of discussions before the courts between the parties and Telecom Italia has undertaken to pay under reserve the amounts claimed by INPS under its calculations, subject to adjustment in the event that the courts should finally agree with the Company's position.
In consideration thereof, the principal amount payable (excluding, as stated above, the portion relating to ex-employees of IRITEL) estimated by Telecom Italia could vary, depending on the opposing interpretations and on evaluations which take account of all the employees involved, between 960 million euros and 1,284 billion euros approximately, of which 334 million euros has already been paid.
In compliance with the accepted accounting principles, a provision for an amount in line with the minimum estimated liability has been stated in the consolidated financial statements of the Olivetti Group at 31 December 2001, as a component of the goodwill calculated following the acquisition of Telecom Italia.
Following an agreement between INPS and Telecom Italia, backdated interest (including that relating to ex-IRITEL employees) has been paid - under reserve - by the latter in fifteen equal annual deferred instalments, inclusive of interest at 5% per annum, up to the end of 1999, for a total amount of 112 million euros. Following sentence no. 4242 of 5 April 2000 of the Supreme Court in favour of Telecom Italia, payment of backdated interest and the deferred interest relating thereto has been suspended from June 2000 (for an outstanding amount of 407 million euros).

698

Events Subsequent to the End of the Financial Year

Telecom Italia Group

• *2002 – 2022 bond loan reserved at subscription to staff of the Telecom Italia Group*
On 1 January 2002, following the resolution of the Board of Directors on 27 July 2001, the offer opened for the "Telecom Italia 2002 - 2022 floating rate, special open series, reserved at subscription to current and retired staff of the Telecom Italia Group" bond loan, maturing 1 January 2022, for a maximum amount of 1 billion euros. On the same date, early redemption was made of the "SIP 1992 - 2010" bond loan, which was similar to the new loan.
The new bonds, which pay a semi-annual gross coupon (payable in arrears on 1 January and 1 July each year) may be subscribed during the term of the loan, until the maximum amount offered is drawn. They also include a put option for the borrower vis-à-vis Telecom Italia which may be exercised at any time at par value; there is also the option for the Company to make early redemption at par, exercisable at any interest payment date with at least three months' notice.
On 22 March, bonds worth 160 million euros had been subscribed and there were 10,029 bondholders.

• *Bond issue*
In February, a 2.5 billion euros bond issue was completed, divided into two fixed rate tranches of 1.25 billion euros each, maturing on 1 February 2007 and 1 February 2012. This issue falls under the "Global note program" for the restructuring of Group debt; the overall amount of the program was raised from 10 to 12 billion dollars following a resolution of the Board of Directors held on 18 December 2001.

• *Closure of the revised agreements for the put/call options on Seat Pagine Gialle S.p.A. shares*
On 25 February, Telecom Italia and the JPMorgan Chase Group signed the final agreements relating to the re-negotiation of the put and call options on Seat Pagine Gialle shares.

• *Approval of the interconnection tariffs for 2001 by AGCOM*
On 4 March, the Authority approved Telecom Italia's interconnection tariffs for 2001, with some technical and financial modifications. Among the most significant changes, the income effects of which are included in the 2001 financial statements, we point out the reduction in the costs for voice interconnection services and in the costs of configuring exchanges; as regards local loop unbundling, the Authority maintained the 2000 prices, extending the services offered by Telecom Italia to the interconnected operators.

• *Voice over Internet protocol*
In February, Telecom Italia started to upgrade the first facilities to enable voice and data transmission over the Internet protocol (IP). The conversion of the network to the IP protocol, which will lead to cost reductions arising from the management of a single infrastructure, will be operational from June (for telephone traffic along the Milan-Rome axis); by the year end, 10% of domestic telephone calls which travel over the transport network are expected to pass over to the Internet protocol.

• *Planned disposals*
– Lottomatica: in January 2002, Finsiel S.p.A. accepted the public tender offer made by Tyche S.p.A. (De Agostini Group) for 100% of the Lottomatica shares and tendered its equity investment in Lottomatica S.p.A. amounting to 18.3% of the subscribed share capital of the company;



- BDT: in February 2002, Telecom Italia Group reached an agreement for the sale of the 19.61% equity investment held by TIM International in BDT (Bouygues Décaux Télécom), which controls 55% of Bouygues Télécom. The value of the transaction was approximately 750 million euros.
- Stream: an agreement has been reached with News Corporation and Vivendi Universal/Canal+ for the disposal of Telecom Italia's 50% in Stream at a price of US$ 42 million. The agreement, which is conditional upon the approval of the relevant Italian authorities, envisages the simultaneous sale of Telecom Italia's 50% to News Corporation and the purchase of 100% of Stream's capital by the French group Vivendi Universal. As part of the sale, Telecom Italia is committed to waive approximately US$ 80 million of trade receivables due from Stream. The financial effects of the transaction have already been taken into account in extraordinary provisions.

• *Purchase of Telecom Italia own shares*
Pursuant to the authorisation of the ordinary Shareholders' Meeting held on 7 November 2001, in March the Company began to purchase own shares on the market in accordance with the terms and conditions envisaged in the regulations of such authorisation. As at 21 March 2002, 2,225,000 Telecom Italia savings shares had been bought overall at an average price of around 6.06 euros per share, for a total investment of some 13.5 million euros.

Other companies of the Olivetti Group

• In January 2002, Olivetti took up the public tender offer for Lottomatica made by Tyche S.p.A. (De Agostini Group) on 23 November 2001 regarding 100% of the shares at a price of 6.55 euros per share, after an improved bid.
Olivetti tendered its equity investment in Lottomatica, equal to 27,451,550 shares overall, corresponding to 15.6% of the subscribed capital of the company (of which 14.04% directly owned by Olivetti S.p.A. and 1.56% owned by the subsidiary Olivetti International S.A.).
When also considering Finsiel S.p.A.'s 18.3% equity investment, the overall cash inflow for the Olivetti Telecom Italia Group was 391 million euros, with an aggregate capital gain stated in the companies' statutory accounts of 367 million euros.

• In January 2002, Olivetti sold to Antex Group, which provides corporate administration, consultancy and staff training services, full ownership in Olivetti Servizi Amministrativi S.r.l. (75 employees), which is responsible for the administration and management of the Securities service for Olivetti.

• On 29 January 2002, Olivetti International Finance N.V. re-opened the bond maturing July 2009 for 250 million euros via a private placement with a limited number of institutional investors, bringing the total bonds in circulation to 2,350 million euros.

• On 14 March 2002, Olivetti Finance N.V. issued a 500 million euros floating rate bond, guaranteed by Olivetti S.p.A.. The bond pays a quarterly coupon indexed to 3-month Euribor + 130 basis points. The term is 3 years, which may be extended at the bondholders' option for subsequent 21-month periods up to a maximum overall term of 10 years.

Operating Outlook for 2002

Olivetti S.p.A. expects to post a full-year net income for financial 2002 as a result both of the collection from Telecom Italia of extraordinary dividends arising from the distribution of reserves announced by Telecom Italia, and of dividends stated on accrual in respect of 2002 earnings

Based on the foreseeable performance of the Telecom Italia Group, the Olivetti Group's consolidated result should be positive before taxes and amortisation of goodwill on the acquisition of Telecom Italia.

Proposal for the Coverage of the Parent Company loss for 2001

The 2001 financial statements of the Parent Company Olivetti S.p.A. show a net loss of 871,479,486 euros and shareholders' equity at 31 December 2001 of 15,235,055,159 euros made up as follows:

(in euros)	31.12.2001
I. Share capital	8,783,701,564
I bis. Share capital increase to be filed with the Companies Register	839,593
I ter. Share capital increase payment relating to shares to be issued	26,954
II. Additional paid-in capital	3,765,113,918
II bis. Additional paid-in capital in respect of capital increases to be filed with the Companies Register and on shares to be issued	10,442
III. Revaluation reserve	1,128,827
IV. Legal reserve	920,809,760
V. Reserve for treasury stock	2,298,156
VII. Other reserves	2,061,056,125
VIII. Retained earnings and accumulated losses	571,549,306
Total Share Capital and Reserves	16,106,534,645
IX. Net loss for the year	(871,479,486)
Total	**15,235,055,159**

The Board of Directors proposes that the net loss for 2001 be carried forward.

The Board of Directors

702


Statutory Financial Statements of Olivetti S.p.A.
at 31 December 2001
Balance Sheet
Income Statement
Explanatory Notes

Olivetti S.p.A.
Balance Sheet (in euros)

ASSETS	31.12.2001	31.12.2000	Changes
A) AMOUNTS DUE FROM SHAREHOLDERS	-	-	-
B) FIXED ASSETS			
I. Intangible fixed assets			
1) Start-up and expansion costs	81,096,623	54,176,767	26,919,856
3) Industrial patents and intellectual property rights	1,033	3,099	(2,066)
7) Other assets	168,624,950	104,121,102	64,503,848
Total intangible fixed assets	249,722,606	158,300,968	91,421,638
II. Tangible fixed assets			
2) Plant and machinery	1,104,221	1,637,581	(533,360)
3) Industrial and commercial equipment	4,648	-	4,648
4) Other assets	1,065,708	347,034	718,674
5) Assets under construction and advance payments	33,343	33,343	-
Total tangible assets	2,207,920	2,017,958	189,962
III. Financial fixed assets			
1) Equity investments in:			
subsidiary companies	31,261,276,711	30,767,256,101	494,020,610
associated companies	295,528	4,290,354	(3,994,826)
other	147,732,059	109,882,890	37,849,169
	31,409,304,298	30,881,429,345	527,874,953
2) Receivables			
Due within 12 months from			
subsidiary companies	18,201	17,483	718
associated companies	61,397	58,973	2,424
others	13,510,565	10,716,241	2,794,324
	13,590,163	10,792,697	2,797,466
Due after 12 months			
subsidiary companies	-	18,201	(18,201)
associated companies	95,535	156,932	(61,397)
others	61,328,465	52,417,618	8,910,847
	61,424,000	52,592,751	8,831,249
4) Treasury stock	2,298,156	2,298,156	-
Total financial fixed assets	31,486,616,617	30,947,112,949	539,503,668
Total fixed assets (B)	**31,738,547,143**	**31,107,431,875**	**631,115,268**

705

	31.12.2001	31.12.2000	Changes
C) CURRENT ASSETS			
I. Inventories	-	-	-
II. Receivables			
Due within 12 months from			
1) Customers	1,222,062	1,813,144	(591,082)
2) Subsidiary companies			
- trade and other receivables	55,936,486	892,924,627	(836,988,141)
- interest bearing current accounts	79,528,229	45,267,667	34,260,562
3) Associated companies			
- trade and other receivables	45,627	51,556	(5,929)
- interest bearing current accounts	85,576	81,060	4,516
5) Others			
- miscellaneous	693,755,383	843,967,024	(150,211,641)
- interest bearing current accounts	6,882,372	25,894,762	(19,012,390)
	837,455,735	1,809,999,840	(972,544,105)
Due after 12 months	-	-	-
Total receivables	837,455,735	1,809,999,840	(972,544,105)
III. Financial assets not held as fixed assets			
1) Equity investments in subsidiary companies	-	300,098,395	(300,098,395)
4) Other equity investments	7,236,210	-	7,236,210
6) Other securities			
- miscellaneous	67,361,517	70,937,978	(3,576,461)
- receivables for securities held under reverse repurchase agreements	911,312	875,008	36,304
Total financial assets not held as fixed assets	75,509,039	371,911,381	(296,402,342)
IV. Liquid funds			
1) Bank and post office deposits	140,359,133	838,892,389	(698,533,256)
3) Cash	6,391	3,792	2,599
Total liquid funds	140,365,524	838,896,181	(698,530,657)
Total current assets (C)	**1,053,330,298**	**3,020,807,402**	**(1,967,477,104)**
D) ACCRUED INCOME AND PREPAID EXPENSES			
2) Other accrued income and prepaid expenses			
subsidiary and associated companies	1,515	4,147	(2,632)
third parties	502,988,663	9,425,707	493,562,956
Total accrued income and prepaid expenses (D)	**502,990,178**	**9,429,854**	**493,560,324**
TOTAL ASSETS	**33,294,867,619**	**34,137,669,131**	**(842,801,512)**

766

LIABILITIES AND SHAREHOLDERS' EQUITY		31.12.2001	31.12.2000	Changes
A) SHAREHOLDERS' EQUITY				
I.	*Share capital*	8,783,701,564	4,914,694,381	3,869,007,183
I bis.	*Share capital increase to be filed with the Companies Register (article 2444 of the Civil Code)*	839,593	397,707	441,886
I ter.	*Share capital increase payment relating to shares to be issued*	26,954	26,127	827
I quater.	*Shares in exchange for Tecnost shares*	-	1,999,439,092	(1,999,439,092)
II.	*Additional paid-in capital*	3,765,113,918	3,196,212,781	568,901,137
II bis.	*Additional paid-in capital in respect of share capital increases to be filed with the Companies Register*	10,442	-	10,442
III.	*Revaluation reserves*	1,128,827	1,128,827	-
IV.	*Legal reserve*	920,809,760	877,318,758	43,491,002
V.	*Reserve for treasury stock*	2,298,156	2,298,156	-
VII.	*Other reserves*	2,061,056,125	2,075,652,903	(14,596,778)
VIII.	*Retained earnings*	571,549,306	-	571,549,306
IX.	*Net income (loss) for the year*	(871,479,486)	869,820,034	(1,741,299,520)
Total shareholders' equity (A)		**15,235,055,159**	**13,936,988,766**	**1,298,066,393**
B) RESERVES FOR RISKS AND CHARGES				
2)	a) Reserves for taxation	-	516,457	(516,457)
	b) Reserves for deferred taxation	344,437,178	824,199,940	(479,762,762)
3)	Other provisions	429,507,304	232,320,173	197,187,131
Total reserves for risks and charges (B)		**773,944,482**	**1,057,036,570**	**(283,092,088)**
C) RESERVE FOR EMPLOYEE SEVERANCE INDEMNITIES		**3,857,916**	**4,126,520**	**(268,604)**

707

	31.12.2001	31.12.2000	Changes
D) PAYABLES			
Due within 12 months			
1) Bonds	-	258,228,450	(258,228,450)
2) Convertible bonds	15,675,896	-	15,675,896
3) Due to banks	357,134,963	1,496,979,912	(1,139,844,949)
4) Due to other lenders	6,375,644	5,828,175	547,469
5) Advances	3,772,422	3,772,422	-
6) Due to suppliers	24,717,419	27,972,551	(3,255,132)
8) Due to subsidiary companies			
- trade and other payables	22,312,200	104,725,496	(82,413,296)
- interest bearing current accounts	4,522,110,267	54,716,974	4,467,393,293
9) Due to associated companies			
- trade and other payables	1,107	1,474	(367)
11) Due to tax authorities	31,172,199	1,114,696	30,057,503
12) Due to social security authorities	699,126	637,364	61,762
13) Other payables			
- miscellaneous	66,957,695	9,591,788	57,365,907
	5,050,928,938	1,963,569,302	3,087,359,636
Due after 12 months			
1) Bonds	400,000,000	-	400,000,000
2) Convertible bonds	4,188,416,003	19,262,977	4,169,153,026
3) Due to banks	71,798,098	137,147,847	(65,349,749)
4) Due to other lenders	25,372,174	18,900,009	6,472,165
5) Due to subsidiary companies	5,302,415,417	15,505,008,816	(10,202,593,399)
	9,988,001,692	15,680,319,649	(5,692,317,957)
Total payables (D)	**15,038,930,630**	**17,643,888,951**	**(2,604,958,321)**
E) ACCRUED EXPENSES AND DEFERRED INCOME			
2) Other accrued expenses and deferred income			
Group companies	2,208,669,229	1,474,473,357	734,195,872
third parties	34,410,203	21,154,967	13,255,236
Total accrued expenses and deferred income (E)	**2,243,079,432**	**1,495,628,324**	**747,451,108**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**33,294,867,619**	**34,137,669,131**	**(842,801,512)**

MEMORANDUM ACCOUNTS	**31.12.2001**	**31.12.2000**	**Changes**
Personal guarantees given, net of counter-securities received	17,319,460,000	19,115,230,000	(1,795,770,000)
Commitments	10,990,000	443,857,447	(432,867,447)
Other accounts	3,810,000	3,810,000	-
TOTAL MEMORANDUM ACCOUNTS	**17,334,260,000**	**19,562,897,447**	**(2,228,637,447)**

Olivetti S.p.A.
Income Statement (in euros)

	Year 2001	Year 2000	Changes
A) VALUE OF PRODUCTION			
1) Revenues from sales and services	-	-	-
2) Changes in inventories of work in progress, semifinished and finished products	-	-	-
3) Changes in contract work in progress	-	-	-
4) Capitalized production	-	-	-
5) Other revenues and income:			
- other	15,209,057	17,216,176	(2,007,119)
Total value of production (A)	**15,209,057**	**17,216,176**	**(2,007,119)**
B) COSTS OF PRODUCTION			
6) Raw, ancillary and consumable materials and goods for resale	179,687	347,062	(167,375)
7) Services received	49,093,106	49,079,749	13,357
8) Leases and rentals	2,532,780	2,538,537	(5,757)
9) Personnel			
a) Wages and salaries	8,040,416	8,440,803	(400,387)
b) Social security charges	2,108,684	2,399,368	(290,684)
c) Termination indemnities	1,050,599	938,693	111,906
d) Employee pension and similar obligation charges	-	-	-
e) Other costs	1,900,561	106,285	1,794,276
	13,100,260	11,885,149	1,215,111
10) Amortisation, depreciation and write-downs			
a) Amortisation of intangible fixed assets	61,688,982	24,025,339	37,663,643
b) Depreciation of tangible fixed assets	1,262,719	923,543	339,176
c) Other amounts written down on fixed assets	-	-	-
d) Write-down of receivables classified as current assets and of liquid funds	1,523,624	10,837,226	(9,313,602)
	64,475,325	35,786,108	28,689,217
11) Changes in inventories of raw, ancillary and consumable materials and goods for resale	-	-	-
12) Provisions for risks	191,808,785	15,001,368	176,807,417
13) Other provisions	-	-	-
14) Other operational expenses	3,045,755	3,272,092	(226,337)
Total costs of production (B)	**324,235,698**	**117,910,065**	**206,325,633**
DIFFERENCE BETWEEN VALUE AND COSTS OF PRODUCTION (A–B)	**(309,026,641)**	**(100,693,889)**	**(208,332,752)**

709

	Year 2001	Year 2000	Changes
C) FINANCIAL INCOME AND EXPENSES			
15) Income from equity investments			
- subsidiary companies	73,555,112	1,414,381,919	(1,340,826,807)
- associated companies	8,261,552	15,500,642	(7,239,090)
- other companies	3,591,809	2,925,626	666,183
	85,408,473	1,432,808,187	(1,347,399,714)
16) Other financial income			
a) income from receivables classified as fixed assets from			
- subsidiary companies	1,134	9,119	(7,985)
- associated companies	9,683	8,130	1,553
- other companies	4,002	14,510	(10,508)
	14,819	31,759	(16,940)
b) income from securities held as fixed assets	-	-	-
c) income from securities held as current assets	4,202,788	9,326,665	(5,123,877)
d) other income from			
- subsidiary companies	3,991,770	7,924,364	(3,932,594)
- associated companies	4,516	4,162	354
- others	29,120,917	24,360,471	4,760,446
	33,117,203	32,288,997	828,206
	37,334,810	41,647,421	(4,312,611)
17) Interest and other financial charges			
a) subsidiary companies	(814,204,575)	(331,067,484)	(483,137,091)
b) associated companies	-	-	-
c) others	(152,423,847)	(76,761,463)	(75,662,384)
	(966,628,422)	(407,828,947)	(558,799,475)
Total financial income and expenses (C)	**(843,885,139)**	**1,066,626,661**	**(1,910,511,800)**
D) VALUE ADJUSTMENTS TO FINANCIAL ASSETS			
18) Revaluations	-	-	-
19) Writedowns			
a) on equity investments	(175,226,612)	(10,208,668)	(165,017,944)
Total value adjustments to financial assets (D)	**(175,226,612)**	**(10,208,668)**	**(165,017,944)**
E) EXTRAORDINARY INCOME AND CHARGES			
20) Income			
- Gains from disposals	1,045,574	18,479,101	(17,433,527)
- Other income	22,622,268	8,410,649	14,211,619
	23,667,842	26,889,750	(3,221,908)
21) Charges			
- Losses from disposals	(512)	(360,885)	360,373
- Other charges	(16,459,071)	(1,201,212)	(15,257,859)
	(16,459,583)	(1,562,097)	(14,897,486)
Total extraordinary income and charges (E)	**7,208,259**	**25,327,653**	**(18,119,394)**
RESULT BEFORE TAXATION (A-B+C+D+E)	**(1,320,930,133)**	**981,051,757**	**(2,301,981,890)**
22) Income taxes for the year	449,450,647	(111,231,723)	560,682,370
23) NET RESULT FOR THE YEAR	**(871,479,486)**	**869,820,034**	**(1,741,299,520)**

710

Explanatory Notes

Form and content of the financial statements

The financial statements for the year closed at 31 December 2001 have been prepared and presented in accordance with the Italian Civil Code interpreted by the accounting principles established by the Italian Accounting Profession ("Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri"). They comprise the balance sheet (prepared in accordance with the formats specified in articles 2424 and 2424 bis of the Italian Civil Code), the income statement (prepared in accordance with the formats specified in articles 2425 and 2425 bis of the Italian Civil Code) and these explanatory notes.
The explanatory notes are provided to illustrate, analyse and supplement the data reported in the financial statements with the information required by article 2427 of the Italian Civil Code, by other provisions of Legislative Decree no. 127/1991, or by other laws; they also provide additional information, even where not required by specific legislation, if deemed necessary to present a true and fair view.
The explanatory notes also include information relating to holding companies requested by the Italian Securities and Stock Exchange Board (CONSOB) in communication no. 94001437 of 23 February 1994.

Accounting policies in the valuation of financial statement items, in value adjustments and conversion of values not originally denominated in euros

The most significant accounting policies adopted for the financial statements for the year to 31 December 2001, in compliance with article 2426 of the Italian Civil Code, are as follows:

1) Intangible fixed assets

Intangible fixed assets are stated at purchase or production cost including related accessory charges, and are amortised over their residual useful life.
Start-up and expansion costs and purchased goodwill are amortised over five and ten years respectively. As from 1999 registration duty relating to share capital increases is no longer capitalised under intangible fixed assets but charged to the Income Statement under other operational expenses. Intangible fixed assets are written down to reflect any other than temporary impairment in value; their book value is reinstated in subsequent years if the reasons for such writedowns no longer apply.

2) Tangible fixed assets and depreciation

Tangible fixed assets are stated at purchase or construction cost, including financial charges incurred over the period of construction of the asset, if this period is of significant duration, up to the time the asset enters service. Assets are written down to reflect any other than temporary impairment in value; the original value is reinstated in subsequent periods if the reasons for such writedowns no longer exist.
Ordinary depreciation is provided on a straight-line basis using rates that reflect the residual useful working life of the assets concerned.

The Company also provides accelerated depreciation for some categories of assets in order to obtain the benefits deriving from deferred taxation, as allowed by current tax legislation.
Ordinary maintenance costs are charged in full to income; costs incurred that extend the useful working life of assets are capitalised as part of the said assets and depreciated over the remaining useful working life thereof.

3) Equity investments and securities held as financial fixed assets

Equity investments held as fixed assets are stated at purchase cost (LIFO method with annual layers), written down to reflect any other than temporary impairment in value; their original value is reinstated in subsequent years if the reasons for such writedowns no longer apply.
Securities held as fixed assets are valued at purchase cost (LIFO method with annual layers), adjusted on an accrual basis for the difference between such cost and the redemption value, written down to reflect any other than temporary impairment in value; their original value is reinstated in subsequent years if the reasons for such writedowns no longer apply.

4) Accounts receivable and payable

Accounts receivable are stated at estimated realisable value and classified under financial fixed assets or current assets. Accounts payable are stated at face value.

5) Equity investments and securities not held as financial fixed assets

Securities and equity investments in listed companies held as current assets are valued at the lower of cost and market value, the latter being determined on the basis of the average stock market price for the month of December; if the reasons for writedowns no longer apply, the original value is reinstated in subsequent years to the extent that it does not exceed the original cost.
Securities purchased through reverse repurchase agreements with an obligation of resale on maturity are classified as financial assets not held as fixed assets and stated at purchase cost.
Income and charges relating to such transactions are calculated taking into account both the difference between the spot and forward prices and the income generated by such assets over the duration of the operation and are recorded on an accrual basis.

6) Accruals, prepayments and deferrals

Costs and income common to two or more fiscal years are recorded under this heading to reflect the accrual accounting principle

7) Reserves for risks and charges

Specific reserves are provided to cover known or likely losses or liabilities of a given nature, the extent or timing of which are uncertain at the end of the year; the provisions reflect, therefore, the best estimate based on the information available.


712

8) Employee severance indemnities

This provision is formed in accordance with current legislation and labour contracts and reflects the liability accrued to all employees as at the balance-sheet date.

9) Revenues

Revenues from services are credited to the Income Statement at the time the services are provided.

10) Research and development

Interest-relief grants on financial charges accruing on research loans are accounted on an accrual basis and credited directly to income for the year against financial charges.

11) Exchange rate differences arising on transactions in foreign currency and translation criteria of foreign currency items

Receivables and payables denominated in non-EMU currencies are originally translated into euros by adopting the accounting rates at the date of the respective transactions. Exchange rate differences arising at the time of collection of receivables or settlement of payables in non-EMU currencies are credited or charged to income.
Gains or losses on payables and receivables arising from application of the exchange rates in force in December are credited or charged to income for the year.
Total exchange rate differences are illustrated in the specific comment on financial income and charges.

12) Forward currency transactions

As regards forward purchase or sale transactions of foreign currency at fixed exchange rates in respect of specific receivables and payables expressed in foreign currency, or, in respect of a net exposure in foreign currency, the difference between the exchange rate at the transaction date and the forward fixed exchange rate is charged to income for the duration of the said transaction; furthermore, gains or losses arising from differences between the exchange rate at the transaction date and the exchange rate at the balance-sheet date are credited or charged to income, if gains or losses in respect of the foreign currency assets and liabilities to which the transactions refer are also credited or charged to income.
Gains or losses arising from other forward purchases or sales of foreign currency at fixed exchange rates, determined by reference to the comparable forward rates at the closing date of the financial statements, are credited or charged to income.

13) Forward interest rate transactions

The interest-rate differentials to be paid or received on interest rate swaps and similar transactions accruing at the closing date of the financial statements are entered on an accrual basis in the Income Statement under financial income and charges.
The considerations for the options acquired or sold in connection with forward interest rate transactions are recorded in income over the duration of the options.

14) Dividends

Dividend income and the relative tax credit from subsidiary companies are entered on accrual, namely in the year such income is formed; dividends from other equity investments are recorded on collection.

15) Capital gains from contributions in-kind

Capital gains from corporate demergers and subsequent contributions are classified as extraordinary income.

16) Surplus from merger

The surplus emerging from the merger of the subsidiary Tecnost S.p.A. was booked in a shareholders' equity reserve in the balance sheet as at 31 December 2000.

17) Value adjustments and provisions charged exclusively for tax purposes

Value adjustments and provisions charged exclusively for tax purposes, comprising accelerated depreciation as allowed under specific tax laws and writedowns on equity investments, are carried in the respective income headings.

18) Income taxes

Current tax liabilities are provided, where applicable, as amounts due to tax authorities, based on a reasonable estimate of taxation for the year. In addition, in accordance with the balance sheet tax liability method, deferred taxes or prepaid taxes are recognised on all temporary differences between the book values of assets and liabilities and their corresponding tax values, applying tax rates expected in the periods in which the temporary differences will be reversed.
The benefit of tax-loss carryforwards is recognised when a reasonable certainty exists that future taxable income will be available against which such carryforwards can be utilised, in accordance with current legislation.

19) Grouping of financial statement items

The financial statements as at 31 December 2001 do not include any groupings of items.

20) Reporting currency

The Parent Company has adopted the Euro as its reporting currency as from 1 January 1999; all amounts in the Explanatory Notes are therefore expressed in Euro unless indicated otherwise.

21) Exceptions allowed under paragraph 4, article 2423 of the Italian Civil Code.

No exceptions were applied in the attached financial statements pursuant to paragraph 4, art. 2423 of the Italian Civil Code.

Comments on assets

B) Fixed assets

I. Intangible fixed assets

Net intangible fixed assets at 31 December 2001 amounted to 249.7 million euros (158.3 million euros at 31 December 2000).

	Net value at 31.12.2000	New costs	Amortisation charges	Net value at 31.12.2001
1) Start-up and expansion costs	54,176,767	57,273,611	(30,353,755)	81,096,623
3) Industrial patents and intellectual property rights	3,099	-	(2,066)	1,033
7) Other:				
Extraordinary maintenance and leasehold improvements	1,916,606	1,880,143	(599,698)	3,197,051
Costs relating to the issue of bonds	345,736	93,956,866	(9,201,714)	85,100,888
Costs relating to borrowings, sustained by Tecnost S.p.A. (merged into Olivetti in 2000)	101,858,760	-	(21,531,749)	80,327,011
	104,121,102	95,837,009	(31,333,161)	168,624,950
Total	**158,300,968**	**153,110,620**	**(61,688,982)**	**249,722,606**

Start-up and expansion costs rose by 57.3 million in 2001 due to guarantee commissions connected with share capital increases and are amortised over a period of five years.
Extraordinary maintenance and leasehold improvements increased by 1.9 million euros in respect of expenses incurred to complete the restructuring of the building provided on a free loan basis as contribution in kind to the "Associazione Interaction Design Institute" of Ivrea; the said costs are amortised over the term of the agreements.
The increase in *costs relating to the issue of bonds*, equal to 94 million euros, concerned:

- 25.5 million euros relating to "Olivetti 1.5% 2001-2004 convertible bonds with redemption premium";
- 68.5 million euros relating to "Olivetti 1.5% 2001-2010 convertible bonds with redemption premium".



II. Tangible fixed assets

Breakdown of tangible fixed assets:

	Cost	Accumulated depreciation	Net book value at 31.12.2001	% accum.deprec. at 31.12.2001	Net book value at 31.12.2000
1) Land and buildings	-	-	-	-	
2) Plant and machinery					
General plant	27,889	(8,365)	19,524	29.99	25,101
Electronic plant	5,318,056	(4,272,818)	1,045,238	80.35	1,604,960
Machinery and specific plant	6,191,818	(6,152,359)	39,459	99.36	7,520
	11,537,763	**(10,433,542)**	**1,104,221**	**90.43**	**1,637,581**
3) Industrial and commercial equipment	**10,267,336**	**(10,262,688)**	**4,648**	**99.95**	**-**
4) Other assets					
Vehicles	340,349	(340,349)	-	100.00	19,013
Furniture and fittings	3,178,555	(2,112,847)	1,065,708	66.47	328,021
	3,518,904	**(2,453,196)**	**1,065,708**	**69.71**	**347,034**
5) Assets under construction and advance payments					
Assets under construction	33,343	-	33,343	-	33,343
Total	**25,357,346**	**(23,149,426)**	**2,207,920**	**91.29**	**2,017,958**

The gross value of assets changed as follows during 2001:

	Cost at 31.12.2000	Additions	Disposals and reclassifications	Cost at 31.12.2001
1) Land and buildings	-	-	-	-
2) Plant and machinery				
General plant	27,889	-	-	27,889
Electronic plant	4,933,161	442,923	(58,028)	5,318,056
Machinery and specific plant	6,149,616	42,788	(586)	6,191,818
	11,110,666	**485,711**	**(58,614)**	**11,537,763**
3) Industrial and commercial equipment	**10,259,589**	**7,747**	**-**	**10,267,336**
4) Other assets				
Vehicles	383,403	-	(43,054)	340,349
Furniture and fittings	2,222,164	959,881	(3,490)	3,178,555
	2,605,567	**959,881**	**(46,544)**	**3,518,904**
5) Assets under construction and advance payments				
Assets under construction	33,343	-	-	33,343
Total	**24,009,165**	**1,453,339**	**(105,158)**	**25,357,346**

716

Movements on accumulated depreciation for 2001 were as follows:

Accumulated ordinary depreciation	Accumulated depreciation at 31.12.2000	Provision for the year	Disposals and reclassifications	Accumulated depreciation at 31.12.2001
1) Land and buildings	**-**	**-**	**-**	**-**
2) Plant and machinery				
General plant	1,394	2,788	-	4,182
Electronic plant	2,085,447	539,781	(34,563)	2,590,665
Machinery and specific plant	5,552,889	7,013	(586)	5,559,316
	7,639,730	**549,582**	**(35,149)**	**8,154,163**
3) Industrial and commercial equipment	**6,911,744**	**1,550**	**-**	**6,913,294**
4) Other assets				
Vehicles	236,387	19,013	(26,909)	228,491
Furniture and fittings	1,590,801	111,097	(1,806)	1,700,092
	1,827,188	**130,110**	**(28,715)**	**1,928,583**
Total accumulated ordinary depreciation (A)	**16,378,662**	**681,242**	**(63,864)**	**16,996,040**

Accumulated accelerated depreciation				
1) Land and buildings	**-**	**-**	**-**	**-**
2) Plant and machinery				
General plant	1,394	2,789	-	4,183
Electronic plant	1,242,754	462,206	(22,807)	1,682,153
Machinery and specific plant	589,207	3,836	-	593,043
	1,833,355	**468,831**	**(22,807)**	**2,279,379**
3) Industrial and commercial equipment	**3,347,845**	**1,549**	**-**	**3,349,394**
4) Other assets				
Vehicles	128,003	-	(16,145)	111,858
Furniture and fittings	303,342	111,097	(1,684)	412,755
	431,345	**111,097**	**(17,829)**	**524,613**
Total accumulated accelerated depreciation (B)	**5,612,545**	**581,477**	**(40,636)**	**6,153,386**
Total accumulated depreciation (A+B)	**21,991,207**	**1,262,719**	**(104,500)**	**23,149,426**

Ordinary depreciation was provided at rates deemed to reflect the residual useful life of the tangible fixed assets concerned.

The rates applied, reduced by 50% for assets acquired during the year, were as follows:

Buildings	3%
Plant and machinery	10% - 20%
Industrial and commercial equipment	20% - 40%
Other assets:	
Electronic office machines	20%
Office furniture and fittings	12%
Motor vehicles	25%

As at 31 December 2001, fixed assets were depreciated by 91.3% compared with 91.6% at the end of 2000.
Accelerated depreciation for the current year and previous years, charged in accordance with current tax laws, was classified as a deduction of the relevant asset items.

III. Financial fixed assets

Equity investments

As at 31 December 2001, equity investments totalled 31,409.3 million euros, an increase of 527.9 million euros compared with 31 December 2000 (30,881.4 million euros), as analysed below:

	Net book value
As of 31 December 2000	**30,881,429,345**
Acquisitions, capital subscriptions and other disbursements	429,873,512
Disposals	(26,484,133)
Write-downs	(64,207,033)
Reclassification of SEAT P.G. equity investment from financial assets not held as fixed assets	192,016,008
Reclassification of Lottomatica S.p.A. equity investment under financial assets not held as fixed assets	(3,323,401)
	527,874,953
As of 31 December 2001	**31,409,304,298**

718

The changes comprised:
- acquisitions of shares in the following companies for 22 million euros:
- 19.5 million euros Consortium S.r.l.
- 2.4 million euros Fin-Priv. S.r.l.
- 0.1 million euros Global Gaming Investments S.p.A.
- share capital increases and other disbursements for 407.8 million euros referred to:
- 390.6 million euros Olivetti International S.A.
- 14.0 million euros Tredicimarzo S.r.l.
- 2.0 million euros Fin-Priv S.r.l.
- 1.2 million euros Global Gaming Investments S.p.A.
- replenishments of losses for 0.1 million euros relating to Global Gaming Investments S.p.A.;
- disposals of equity investments in the following companies for 26.5 million euros:
- 25.8 million euros TechnoProduzioni S.p.A.
- 0.7 million euros Istituto R.T.M. S.p.A.
- writedowns of 64.2 million of which 64.1 million referred to Olivetti Tecnost S.p.A..

The equity investment in Seat Pagine Gialle was reclassified under financial fixed assets in keeping with the strategy of the new reference shareholder.

On 27 December 2001 the Parent Company adhered to the public tender offer made by Tyche S.p.A. (De Agostini Group) for 100% of Lottomatica S.p.A.'s shares and in January 2002 it sold its equity investment (direct and indirect) of 27,451,550 shares (15.6% of subscribed capital).

As a consequence the equity investment was reclassified under financial assets not held as fixed assets.

The aggregate book value of equity investments would be 2,166 million euros higher, had the equity investments in Telecom Italia S.p.A. and Olivetti International S.A. not been written down in 1999 for tax purposes; therefore Olivetti S.p.A. shareholders' equity at 31 December 2001 would be 1,917 million euros higher (net of the corresponding tax effect of 249 million euros).

The breakdown of the opening balances for the equity investments classified as financial fixed assets was as follows:

	Shares/quotas at 31.12.2000	Original cost	Losses and write-downs	Replenishments and value restorations	Book value at 31.12.2000
Subsidiary companies					
Finsiel S.p.A.	18,320	429,486			429,486
Olivetti International S.A.	39,999,998	442,739,664	(778,241,328)	365,800,674	30,299,010
Olivetti Multiservices S.p.A.	33,131,900	176,156,192	(9,174,314)	-	166,981,878
Olivetti Finance N.V.	10,336,646	46,905,655	-	-	46,905,655
Olivetti Finanziaria Industriale S.p.A.	35,000,000	78,939,697	(27,556,568)	(16,274,462)	35,108,667
Olivetti Tecnost S.p.A.	523,296,586	538,912,186	(266,801,172)	-	272,111,014
TechnoProduzioni S.p.A.	50,000,000	25,822,844	-	-	25,822,844
Telecom Italia S.p.A.	2,850,255,432	32,206,376,093	(2,065,827,596)	-	30,140,548,497
Webegg S.p.A.	16,553,581	49,049,050	-	-	49,049,050
Total subsidiary companies		**33,565,330,867**	**(3,147,600,978)**	**349,526,212**	**30,767,256,101**
Associated companies					
IN.VA. S.p.A.	400,000	206,583	(44,817)	-	161,766
Istituto R.T.M. S.p.A.	1,300,000	671,394	(36,949)	26,844	661,289
Lottomatica S.p.A.	24,700,650	3,351,289	(27,889)	-	3,323,400
Distretto Tecnologico del Canavese	225,000	117,752	-	-	117,752
		4,347,018	(109,655)	26,844	4,264,207
Other					26,147
Total associated companies					**4,290,354**
Other investments					
Eurofly Service S.p.A.	387,915	482,006	(1,064,845)	787,700	204,861
Par.fin S.p.A.	49,500	255,646	-	-	255,646
Fin-Priv S.r.l.	8	11,054,321	-	-	11,054,321
Mediobanca S.p.A.	12,837,000	98,255,610			98,255,610
		110,047,583	(1,064,845)	787,700	109,770,438
Other					112,452
Total other					**109,882,890**
Total					**30,881,429,345**

720

The changes in equity investments during 2001 are analysed in the table below:

Equity investments	Book value at 31.12.2000		Acquisitions, subscriptions and replenishments	
	Shares/quotas	Amounts	Shares/quotas	Amounts
Subsidiary companies				
Italian listed companies				
Telecom Italia S.p.A.	2,850,255,432	30,140,548,497		
Seat P.G. S.p.A.				
Foreign unlisted companies				
Olivetti International, S.A.	3,999,998	30,299,010		390,627,447
Olivetti Finance N.V.	10,336,646	46,905,655		
Italian unlisted companies				
Olivetti Multiservices S.p.A.	33,131,900	166,981,878		
Finsiel S.p.A.	18,320	429,486		
Olivetti Tecnost S.p.A.	558,000,000	272,111,014		
TechnoProduzioni S.p.A.	50,000,000	25,822,844		
Webegg S.p.A.	16,553,581	49,049,050		
Olivetti Finanziaria Industriale S.p.A.	113,000,000	35,108,667		
Global Gaming Investments S.p.A.			1,300,000	1,396,896
Total subsidiary companies		**30,767,256,101**		**392,024,343**
Associated companies				
Italian unlisted companies				
IN.VA., S.p.A.	400,000	161,766		
Istituto R.T.M., S.p.A.	1,300,000	661,289		
Lottomatica S.p.A.	24,700,650	3,323,401		
OCN Trading S.r.l. (in winding-up)	32,000	516		
Prom.In.Ter. S.r.l.	25,000	10,137		
Consorzio per il Distretto Tecnologico del Canavese	225,000	117,752		
EO consorzio (in winding-up)	6	15,493		
Total associated companies		**4,290,354**		
Other investments				
Consortium S.r.l.			12,768,512	19,527,217
Eurofly Service, S.p.A.	387,915	204,861		
Fin-Priv S.r.l.	20,000	11,054,321	2,857	4,320,952
Mediobanca S.p.A.	12,837,000	98,255,610		
Tredicimarzo S.r.l.			1	14,001,000
Other companies		368,098		
Total other investments		**109,882,890**		**37,849,169**
Total		**30,881,429,345**		**429,873,512**

(*) The number of shares is changed in consequence of the re-denomination of share-capital in euro.

Disposals, demergers and reclassifications Shares/quotas	Amounts	Writedowns and value restorations, net	Book value at 31.12.2001 Shares/quotas	Amounts
			2,850,255,432	30,140,548,497
159,614,304	192,016,008		159,614,304	192,016,008
			3,999,998	420,926,457
			10,336,646	46,905,655
			33,131,900	166,981,878
			18,320	429,486
		(64,100,000)	273,000,000 (*)	208,011,014
50,000,000	(25,822,844)			
			6,621,432 (*)	49,049,050
			35,000,000 (*)	35,108,667
		(96,896)	1,300,000	1,300,000
	166,193,164	**(64,196,896)**		**31,261,276,712**
			400,000	161,766
1,300,000	(661,289)			
24,700,650	(3,323,401)		-	
			32,000	516
		(10,137)		
			225 (*)	117,752
			6	15,493
	(3,984,690)	**(10,137)**		**295,527**
			12,768,512	19,527,217
			387,915	204,861
			22,877	15,375,273
			12,837,000	98,255,610
			1	14,001,000
				368,098
				147,732,059
	162,208,474	**(64,207,033)**		**31,409,304,298**

722

At 28 December 2001, the stock market value of the equity investment in Mediobanca (12.658 euros per share) was 64.2 million euros higher than the book value.

		Share capital par value	Shareholders' equity (in local currency)	Net income (loss) (in local currency)	Shares/quotas owned	% owned	Pro-quota (*) shareholders' equity (in euros)	Book value (in euros)
Subsidiary companies								
Italian listed companies								
Telecom Italia S.p.A.	euro	4,023,060,528	15,870,653,941	150,809,707	2,850,255,432	38.97 (***)	6,184,793,841	30,140,548,497
Seat P.G. S.p.A.	euro	341,183,511	1,639,409,000	(261,033,000)	159,614,304	1.40 (•)	261,033,000	192,016,008
Foreign unlisted companies								
Olivetti International S.A.	euro	500,000,000	434,689,594	18,613,948	3,999,998	100.00	434,689,377	420,926,457
Olivetti Finance N.V.	euro	46,905,660	(89,809,143)	(153,691,139)	10,336,646	100.00	(89,809,143)	46,905,655
Italian unlisted companies								
Finsiel S.p.A.	euro	59,982,385	206,170,000	37,110,000	18,320	1.58 (•)	3,249,204	429,486
Global Gaming Investments S.p.A.	euro	1,300,000	1,019,494	(377,402)	1,300,000	100.00	1,019,494	1,300,000
Olivetti Multiservices S.p.A.	euro	170,960,604	172,121,247	3,876,596	33,131,900	100.00	172,121,247	166,981,878
Olivetti Finanziaria Industriale S.p.A.	euro	35,000,000	39,528,541	4,419,873	35,000,000	100.00	39,528,541	35,108,667
Olivetti Tecnost S.p.A.	euro	273,000,000	293,363,415	5,864,088	273,000,000	100.00	293,363,415	208,011,014
Webegg S.p.A.	euro	33,107,162	65,430,000	(1,776,000)	6,621,432	50.00	32,715,000	49,049,050
Total subsidiary companies							**7,332,703,976**	**31,261,276,712**
Associated companies								
Italian unlisted companies								
IN.VA. S.p.A.	euro	520,000	856,117	278,601	400,000	40.00	342,447	161,766
OCN Trading S.r.l. (in winding-up) (**)	lire	80,000,000	30,948	(650)	32,000	40.00	12,379	516
Cons. Distret. Tecn. Can.	euro	444,669	1,784,121	5,415	225	26.13	466,234	117,752
Other companies							15,493	15,493
Total associated companies							**836,553**	**295,527**
Other investments								
Consortium S.r.l.	euro	561,600,000	1,417,791,936	(2,833,951)	12,768,512	2.27	32,234,853	19,527,217
Fin-Priv S.r.l.	euro	20,000	99,141,228	2,778,391	2,857	14.28	14,152,410	15,375,273
Mediobanca S.p.A.	euro	389,262,457	3,040,300,979	126,412,650	12,837,000	1.65	59,232,484	98,255,610
Tredicimarzo S.r.l.	euro	10,000	N.A.	N.A.	1	10.00	14,001,000	14,001,000
Other investments							95,799,073	572,959
Total other investments							**215,419,820**	**147,732,059**
TOTAL EQUITY INVESTMENTS							**7,548,960,349**	**31,409,304,298**

(*) Pro-quota net equity, after distribution of dividends.

(**) Share capital is denominated in Italian Lire, while other amounts are denominated in euros.

(***) 54.2% on voting rights.

(•) Controlled indirectly through Telecom Italia S.p.A.

A comparison of the book values of equity investments in subsidiary companies and the corresponding portion of shareholders' equity adjusted for consolidation purposes shows the aggregate equity investment book value to be higher by 25,245.6 million euros:

(in millions of euros)	Book value of equity investments (a)	Portion of net equity as adjusted for consolidation purposes attributable to the Parent Company (b)	Differences (a-b)
Equity investments the book values of which are lower than the relevant pro-quota net equity, as adjusted for consolidation purposes:			
Olivetti Multiservices S.p.A.	167.0	174.0	(7.0)
Olivetti Finanziaria Industriale S.p.A.	35.1	39.3	(4.2)
Olivetti International S.A.	420.9	433.0	(12.1)
	623.0	646.3	(23.3)
Equity investments the book values of which are higher than the relevant pro-quota net equity, as adjusted for consolidation purposes:			
Telecom Italia S.p.A.	30,140.6	5,032.8	25,107.8
Global Gaming Investments S.p.A.	1.3	1.0	0.3
Olivetti Tecnost S.p.A.	208.0	188.7	19.3
Webegg S.p.A.	49.0	44.4	4.6
Olivetti Finance N.V.	46.9	(90.0)	136.9
	30,445.8	5,176.9	25,268.9
	31,068.8	**5,823.2**	**25,245.6**

The difference between the book value of the equity investment in Telecom Italia S.p.A. and the corresponding portion of shareholders' equity adjusted for consolidation purposes is essentially attributable to consolidation goodwill arising from the acquisition of Telecom Italia and recorded in Olivetti's consolidated financial statements.

The lower value of the corresponding portion of shareholders' equity adjusted for consolidation purposes of Olivetti Finance N.V. (136.9 million), compared with the book value of Olivetti S.p.A.'s equity investment, is attributable to the value adjustment taken by Olivetti Finance N.V. to reflect losses arising from the valuation at year-end market values of shares (including 41,401,250 Telecom Italia shares) and securities held for trading purposes. Olivetti did not consider it necessary to write down its equity investment in the belief that these losses do not reflect other than temporary impairment in value.

Receivables

This heading includes both short-term and medium/long-term financial receivables:

	31.12.2001	31.12.2000	Changes
Amounts due within 12 months			
Current portions of subsidized loans relating to:			
subsidiary companies	18,201	17,483	718
associated companies	61,397	58,973	2,424
other companies	64,242	61,706	2,536
Getronics Solutions Italia S.p.A.	3,620,238	970,766	2,649,472
Consorzio per il Distretto Tecnologico del Canavese	-	51,646	(51,646)
Interest relief grants Law no.346/1988	9,826,085	9,632,123	193,962
Total amounts due within 12 months	**13,590,163**	**10,792,697**	**2,797,466**
Amounts due after 12 months			
Portions of subsidized loans relating to subsidiary companies			
Olivetti I-Jet S.p.A.	18,201	35,684	(17,483)
less: current portions	(18,201)	(17,483)	(718)
Total amounts due from subsidiary companies after 12 months	-	18,201	(18,201)
Associated companies			
Istituto RTM S.p.A.	95,535	95,535	-
Baltea S.r.l.	61,396	120,370	(58,974)
less: current portions	(61,396)	(58,973)	(2,423)
Total amounts due from associated companies after 12 months	95,535	156,932	(61,397)
Portions of subsidized loans relating to other parties			
Nortel Italia S.p.A.	64,242	125,948	(61,706)
Consorzio per il Distretto Tecnologico del Canavese	358,811	307,166	51,645
less: current portions	(64,242)	(61,706)	(2,536)
Due from tax authorities for advances on severance indemnities	989,117	1,042,162	(53,045)
Due from Allen Bradley	56,294	56,294	-
Restricted deposit in favour of Getronics	46,487,558	37,528,601	8,958,957
Cash guarantee deposits	13,436,685	13,419,153	17,532
Total amounts due from others after 12 months	61,328,465	52,417,618	8,910,847
Total amounts due after 12 months	**61,424,000**	**52,592,751**	**8,831,249**

Receivables due within 12 months from third parties referred in particular to 9.8 million euros of receivables for interest-relief grants (Law No. 346/1988).

Receivables due after 12 months amounted to 61.3 million euros (52.4 million euros at 31 December 2000) and mainly consist of an interest-bearing restricted deposit (at 31 December 2001 46.5 million euros), established with a leading bank to guarantee cover for any residual liabilities, in favour of Getronics (formerly Wang Laboratories).



In connection with the original restricted deposit in US dollars, an interest rate and currency swap hedging transaction had been arranged, which was progressively reduced consistent with the movements on the deposit. On expiry in July 2001, a 12-month extension of the currency swap was arranged by means of a forward sale of dollars against euros.

Treasury stock

At 31 December 2001 the Parent Company held 2,697,500 ordinary own shares (formerly savings shares converted into ordinary shares during 2000) including shares acquired from employees, for a par value, following the redenomination of the share capital in euros, of 2.7 million euros and recorded at cost at 2.3 million euros; a special restricted reserve is carried in the shareholders' equity for the same amount.

726

C) Current assets

II. Receivables

Receivables due within 12 months

	31.12.2001	31.12.2000	Changes
Due from third parties			
Customers	2,724,938	3,096,769	(371,831)
Trade notes receivable	98,127	137,378	(39,251)
	2,823,065	3,234,147	(411,082)
less: allowance for doubtful accounts	(1,601,003)	(1,421,003)	(180,000)
	1,222,062	1,813,144	(591,082)
Due from subsidiary companies			
for supplies and other	2,533,042	2,344,007	189,035
Due from Olivetti Finance N.V.	6,944,280	-	6,944,280
Telecom Italia dividends as accrued	46,459,164	890,580,620	(844,121,456)
	55,936,486	892,924,627	(836,988,141)
Interest bearing current accounts:			
- Financing to Olivetti Multiservices S.p.A.	20,000,000	-	20,000,000
- Alladium S.p.A.	-	2,073,330	(2,073,330)
- Olivetti Multiservices S.p.A.	-	18,564,231	(18,564,231)
- OliWeb S.p.A.	-	2,272,870	(2,272,870)
- Est S.p.A.	319,268	-	319,268
- Olivetti Finance N.V.	400,946	379,786	21,160
- Domustech S.p.A.	667,312	-	667,312
- GotoWeb S.p.A.	1,669,194	-	1,669,194
- Olivetti I-Jet S.p.A.	-	18,315,055	(18,315,055)
- Olivetti Tecnost S.p.A.	50,761,332	-	50,761,332
- Tecnost Sistemi S.p.A.	872,369	3,102,935	(2,230,566)
- Tiemme Sistemi S.p.A.	4,823,367	-	4,823,367
- other subsidiary companies	14,441	559,460	(545,019)
	79,528,229	45,267,667	34,260,562
	135,464,715	938,192,294	(802,727,579)
Due from associated companies			
for supplies and other	45,627	51,556	(5,929)
interest bearing current accounts	85,576	81,060	4,516
	131,203	132,616	(1,413)
Due from others			
Withholdings and amounts due from tax authorities	548,030,314	212,855,082	335,175,232
VAT and other amounts due from public authorities	47,027,839	50,445,007	(3,417,168)
Due from employees	139,486	108,572	30,914
Prepaid tax credits	26,133,279	523,037,998	(496,904,719)
Due from Getronics	1,606,157	-	1,606,157
Amounts due from insurance companies	18,281,065	14,629,531	3,651,534
Receivables acquired from TechnoProduzioni S.p.A.	1,262,471	-	1,262,471
Due from Ixtant (settlement of grants accrued by Modinform)	37,222	-	37,222
Receivables acquired from Getronics S.p.A. and O.i.S. Group	67,003,111	77,225,473	(10,222,362)
Other	19,407,365	7,159,656	12,247,709
less: allowance for doubtful accounts	(35,172,926)	(41,494,295)	6,321,369
	693,755,383	843,967,024	(150,211,641)
Loans and interest bearing current accounts	6,882,372	25,894,762	(19,012,390)
	700,637,755	869,861,786	(169,224,031)
Total receivables due within 12 months	**837,455,735**	**1,809,999,840**	**(972,544,105)**
Summary of receivables due within 12 months			
Total receivables for suppliers and others			
Third parties	694,977,445	845,780,168	(150,802,723)
Group	55,982,113	892,976,183	(836,994,070)
	750,959,558	1,738,756,351	(987,796,793)
Total financial receivables			
Third parties	6,882,372	25,894,762	(19,012,390)
Group	79,613,805	45,348,727	34,265,078
	86,496,177	71,243,489	15,252,688
Total	**837,455,735**	**1,809,999,840**	**(972,544,105)**



Receivables due within 12 months amounted to 837.5 million euros, a decrease of 972.5 million euros compared with 31 December 2000. The decrease reflects lower accruals for Telecom Italia dividends accrued over the year (844.1 million euros) and the consequent lower prepaid tax credit (496.9 million euros), and an increase in receivables due from tax authorities (335.2 million) relating in particular to tax credits on dividends collected.
In its capacity as a contracting party for insurance policies to cover risks, also on behalf of subsidiary companies, the Parent Company had receivables due from insurance companies for 18.3 million euros (14.6 million at 31 December 2000), mainly as compensation for damages suffered by companies of the Olivetti Tecnost Group (beneficiaries of the said insurance policies) following the flooding in the Canavese area in October 2000.
An item for the same amount was entered under payables to subsidiary companies.

III. Financial assets not held as fixed assets

Equity investments in other companies

At 31 December 2001, these amounted to 7.2 million euros and referred to:
• equity investments acquired during 2001 for trading purposes related to:
- 1.1 million Biesse S.p.A.;
- 2.8 million Datalogic S.p.A.
• reclassification of the equity investment in Lottomatica S.p.A. (3.3 million) following acceptance of the public tender offer, as previously noted under the heading on Equity Investments.
Equity investments acquired for trading purposes, relating to listed companies, are recorded at the lower of acquisition cost and realisable value based on average share prices in December 2001.

Other securities

	31.12.2001	31.12.2000	Changes	Market values
Treasury Certificates (C.C.T.)	46,716,156	46,716,156	-	46,493,871
Long Term Treasury Bonds (B.T.P.)	19,612,447	23,109,823	(3,497,376)	21,270,608
Corporate Bonds	1,032,914	1,111,999	(79,085)	1,032,914
Total	**67,361,517**	**70,937,978**	**(3,576,461)**	**68,797,393**

Receivables for securities held under reverse repurchase agreements

This heading reflects the value, equal to the purchase cost, of securities acquired under a commitment to resell the said securities at a later date and at a pre-arranged price.
Income and charges relating to these operations, computed in respect of the difference between the agreed spot and forward prices, are recognised on an accrual basis and classified under other financial income or charges.

	31.12.2001	31.12.2000	Changes
Treasury Certificates (C.C.T.)	-	875,008	(875,008)
Long Term Treasury Bonds (B.T.P.)	911,312	-	911,312
Total	**911,312**	**875,008**	**36,304**

728

D) Accrued income and prepaid expenses

	31.12.2001	31.12.2000	Changes
Accrued income			
Due within 12 months:			
Interest income			
from third parties	1,898,916	2,143,700	(244,784)
from associated companies	1,169	1,974	(805)
from subsidiary companies	346	680	(334)
Interest relief grants	3,807,848	5,147,106	(1,339,258)
Total accrued income within 12 months	5,708,279	7,293,460	(1,585,181)
Due after 12 months			
from third parties	11,449,758	-	11,449,758
Total accrued income	**17,158,037**	**7,293,460**	**9,864,577**
Prepaid expenses			
Due within 12 months:			
Financial charges from third parties	-	236,061	(236,061)
Insurance premiums and other costs			
from third parties	2,259,725	1,898,840	360,885
from subsidiary companies	-	1,493	(1,493)
Total prepaid expenses due within 12 months	2,259,725	2,136,394	123,331
Due after 12 months:			
Financial charges from third parties	483,572,416	-	483,572,416
Total prepaid expenses	**485,832,141**	**2,136,394**	**483,695,747**
Total	**502,990,178**	**9,429,854**	**493,560,324**

Prepaid expenses in respect of financial charges increased by 483.3 million euros, compared with 31 December 2000, largely due to the portions accruing to future years of the redemption premium (charged to income) on the convertible bonds issued during the year.

Comments on liabilities and shareholders' equity

A) Shareholders' equity

I. Share capital

The share capital of Olivetti S.p.A. as at 31 December 2001, fully subscribed, paid-up and filed with the Companies Register, was represented by 8,783,701,564 ordinary shares with a par value of 1 euro each (4,914,694,381 ordinary shares as at 31 December 2000) for an aggregate value of 8,783,701,564 euros (4,914,694,381 euros as at 31 December 2000).
The following operations determined the net increase of 3,869,007,183 euros during 2001:
• share capital increases subscribed by 31 December 2000 for an aggregate amount of 397,707 euros through the issuance of 397,707 ordinary shares, filed with the Companies Register in 2001 in accordance with article 2444 of the Italian Civil Code, as follows:
- share capital increase of 360,695 euros par value through the issuance of 360,695 ordinary shares, following conversion of a similar number of "Olivetti floating rate 1998-2002 bonds";
- share capital increase of 37,012 euros par value through the issuance of 37,012 ordinary shares, following exercise of a similar number of "Olivetti 1998-2002 ordinary share warrants":
• share capital increase of 1,999,439,092 euros par value through the issuance of 1,999,439,092 ordinary shares, to coincide with the date of the merger of Tecnost S.p.A. into and with Olivetti S.p.A. (31 December 2000), given in exchange to Tecnost S.p.A. minority shareholders, filed in 2001 with the Companies Register in accordance with article 2444 of the Italian Civil Code;
• share capital increase of 26,127 euros par value through the issuance of 26,127 ordinary shares following exercise in December 2000 of a similar number of "Olivetti 1998-2002 ordinary share warrants" for which the corresponding shares had not yet been issued at 31 December 2000;
• share capital increase of 7,213,223 euros par value through the issuance of 7,213,223 ordinary shares following the conversion of a similar number of "Olivetti floating rate 1998-2002" bonds with a par value of 1,000 Italian lire each and through utilisation of an amount of 3,487,904 euros of the "Reserve for the conversion of Olivetti floating rate 1998-2002 bonds" formed following re-denomination of share capital in euros;
• share capital increase of 3,891,093 euros par value through the issuance of 3,891,093 ordinary shares following exercise of a similar number of "Olivetti 1998-2002 ordinary share warrants"; the issuance was effected:
- 2,009,582 euros against payment of 1,000 Italian lire per share;
- 1,881,511 euros on a free basis through the use of the "Reserve for the exercise of Olivetti 1998-2002 ordinary share warrants" formed following re-denomination of share capital in euros;
• share capital increase of 348,249,405 euros par value (in addition to a share premium of 557,199,048 euros) through the issuance of 348,249,405 ordinary shares (dividend entitlement from 1 January 2000) in execution of the Board of Directors' resolution of 18 December 2000 in respect of the proxy granted by the Extraordinary Shareholders' Meeting of 7 April 1999;
• share capital increases for an aggregate amount of 18,216,685 euros par value (in addition to a share premium of 11,488,562 euros) through the issuance of 18,216,685 ordinary shares reserved for managers

of the Parent Company and its subsidiaries following the exercise of an equal number of "Olivetti 1999-2001 share warrants"; the issuance was effected:

- 9,408,133 euros against payment of 1,000 lire par value for each share;
- 8,808,552 euros on a free basis through use of the "Reserve for the exercise of Olivetti 1999-2001 warrants or options assigned to managers of the Parent Company and its subsidiaries" formed following re-denomination of share capital in euros;

• share capital increase of 7,308 euros par value (in addition to a share premium of 20,709 euros) through the issuance of 7,308 ordinary shares following the exercise of 6,525 "Olivetti ex Tecnost 1999-2004 warrants" on an exchange basis of 1.12 Olivetti shares per warrant; the issue was effected:

- 1,685 euros against payment;
- 5,623 euros on a free basis through use of the "Reserve for the exercise of ex Tecnost 1999-2004 warrants" formed following re-denomination of Tecnost S.p.A. share capital in euros;

• share capital increase of 192,845 euros par value (in addition to a share premium of 192,818 euros) through the issuance of 192,845 ordinary shares following the exercise of 385,690 "Olivetti 2001-2002 ordinary share warrants";

• share capital increase of 1,491,373,698 euros through the issuance of 1,491,373,.698 ordinary shares (with regular dividend entitlement), in execution of the Board of Directors' resolution of 13 October 2001 in respect of the proxies granted by the Extraordinary Shareholders' Meetings of 7 April 1999 and 13 October 2001.

Future potential changes in share capital

The following were still outstanding at 31 December 2001:

- 30,352,768 "Olivetti floating rate bonds 1998-2002", net of 362,452 bonds for which conversion to ordinary shares had already been requested at that date, with the consequent decrease in the number of outstanding bonds with counter-item represented by a payable to future shareholders (the corresponding shares were issued on 15 January 2002). A total of 30,352,768 Olivetti ordinary shares for an aggregate par value of 30,352,768 euros could still be issued in respect of the outstanding bonds, of which 14,676,872 euros through the utilisation of the special reserve for free capital increases;
- 23,169,150 "Olivetti 1998-2002 ordinary share warrants", net of 21,033 exercised warrants, for which conversion shares had not yet been issued at closure (shares issued on 15 January 2002). A total of 23,169,150 Olivetti ordinary shares at a price of 1 euro each, for an aggregate value of 23,169,150 euros, could still be issued in respect of the outstanding bonds, of which 11,203,283 euros through utilisation of the special reserve for free capital increases;
- 137,358,025 "Olivetti ex Tecnost 1999-2004 warrants" for subscription of 153,840,988 Olivetti ordinary shares (at a rate of 1.12 Olivetti shares for each warrant exercised) at the originally planned price per share of 2.80 euros with a 15% annual increment, for the period between 20 August 1999 and the execution date of the respective applications, and therefore ranging (following adjustment in respect of the share capital increases executed in 2001) from 3.249 euros in the case of warrants exercised in January 2002 to 4.626 euros in relation to warrants that will be exercised in June 2004. Consequently, should all the warrants outstanding at 31 December 2001 be exercised, the aggregate value of the share capital increase, including additional paid-in capital, would vary from a minimum of 499,829,370 euros



(January 2002) to a maximum of 711,668,410 euros (June 2004), to which 118,371,238 euros must be added deriving from the utilisation of pre-established free share capital increase reserves;
- 487,549,167 "Olivetti 1.5% 2001-2004 convertible bonds with redemption premium" in relation to which at 31 December 2001 487,549,167 Olivetti ordinary shares could be issued (as from 1 January 2002, when bond convertibility began) for an aggregate par value of 487.5 million euros;
- 5,654,982 Olivetti 1999-2001 free warrants assigned to managers of the Parent Company and its subsidiaries under the plan approved by the Board of Directors on 9 June 1999 and supplemented with a subsequent resolution approved on 29 November 1999, as described in the specific chapter on employee stock options. In respect of these warrants, as at 31 December 2001 5,654,982 ordinary shares could still be issued at a price of 1 euro each (following adjustment in respect of the share capital increases executed in 2001), for a share capital increase with an aggregate par value of 5.7 million euros (after use for 2.7 million euros of the reserve formed for free issues). The plan expired on 31 January 2002 with exercise of all outstanding warrants.
- 347,839,626 "Olivetti 2001-2002 ordinary share warrants", net of 12,246 warrants already exercised for which conversion shares had not yet been registered at 31 December 2001, and net of 11,842 warrants already exercised for which the corresponding shares had not yet been issued at 31 December 2001. In respect of these warrants, 173,919,813 shares could still be issued at a subscription price of 1.867 euros per share (after taking into account the adjustment in respect of the share capital increase executed in November 2001), for an aggregate par value of 173,919,813 euros (in addition to a share premium of 150,788,478 euros);
- 2,412,962,875 "1.5% 2001-2010 convertible bonds with redemption premium" in respect of which at 31 December 2001 an equal number of Olivetti ordinary shares could be issued (as from 22 January 2002 until 15 December 2009) for an aggregate par value of 2,412,962,875 euros.

The Board of Directors' Meeting of 24 February 2000 implemented the proxy granted pursuant to art. 2443 of the Italian Civil Code by the Extraordinary Shareholders' Meeting of 7 April 1999 to carry a resolution for a Three-Year Stock Option Plan from 1 January 2002 to 31 December 2004, assigning to approximately one hundred managers of the Parent Company and its subsidiaries 29,500,000 free warrants for subscription of an equal number of Olivetti ordinary shares at a price of 3.308 euros per share (after adjustment for the share capital increases of 2001) corresponding to the normal value of Olivetti ordinary shares at the date of the Board of Directors' meeting.

The stock options were to have been exercised in three groups in the period between 1 November and 15 December of 2002, 2003 and 2004 and could be accumulated until the end of the Plan.

Subsequently, the Board of Directors' meeting of 9 February 2001 passed a resolution to reverse the previous resolution of 24 February 2000 and to raise share capital by an aggregate amount of 29 million euros through issue of 29 million shares at a subscription price of 2.515 euros per share (after adjustment for the share capital increases of 2001) reserved for managers of the Parent Company and its subsidiaries and servicing the warrants to be assigned to such managers under the "February 2002 - December 2004 Three-Year Stock Option Plan", with no changes to terms and conditions applying to stock options already assigned to managers on the payroll as of 24 February 2000 who had since left the Group's employ.

732

Proxies assigned to Directors

The Extraordinary Shareholders' Meeting held on 7 April 1999 granted the following powers to the Directors, pursuant to arts. 2443 and 2420-ter of the Italian Civil Code, for a period of five years as from the date of the resolution:

a) to increase the share capital in one or more tranches, for a maximum par value of 5 thousand billion Italian lire (equal to 2,582.3 million euros), on a free and/or payment basis, with or without share premium, through the issuance of ordinary shares and/or shares serviced with various rights, with the same characteristics as the outstanding shares, to be assigned or offered to parties with entitlement thereto, giving the Directors the right to establish, case by case, the categories of the shares, the issue price thereof, the dividend entitlement, the appropriation of share capital increase to service the conversion of bonds including bonds issued by third parties, both in Italy and abroad, and/or warrants, as well as the right to appropriate the increase or the increases (within the time limits set forth in art. 134 of Legislative Decree no. 58/1998), also via options, warrants, or similar rights, to employees of the Company, its Parent Company and its subsidiary companies;

b) to issue bonds, in one or more tranches, and/or bonds convertible into ordinary shares and/or serviced with various rights, with the same characteristics as the outstanding bonds, with or without warrants, also issued in foreign currency, to be offered with pre-emptive right to parties with entitlement thereto, for a maximum amount of 8 thousand billion Italian lire (equal to 4,131.7 million euros), within the limits permitted under law, on a case-by-case basis, with the consequent share capital increase to service the conversion of bonds and/or exercise of warrants, establishing the procedures, terms, conditions and regulations thereof.

A partial implementation was executed by the Board of Directors' Meeting held on 7 April 1999, in which the Board resolved to increase the share capital intended to finance the Public Tender Offer promoted at that time on the ordinary shares of Telecom Italia, through subscription of the share capital increase resolved for this purpose by the subsidiary company Tecnost. This share capital increase was executed over the period 21 June 1999 - 7 July 1999 for a par amount of 1,497.6 billion Italian lire (equal to 773.4 million euros).

Also by way of implementing the proxies cited, the Board of Directors carried a number of resolutions with regard to stock option plans for an aggregate maximum of 78,330,000 shares for an aggregate par value of 105.5 billion Italian lire (54.5 million euros); specifically on 9 June 1999, 29 November 1999, 24 February 2000 and 9 February 2001, as described in detail and as set forth in art. 5 of the Company By-laws.

Subsequently, on 4 July 2000, the Extraordinary Shareholders' Meeting held to approve the free share capital increase and the concurrent re-denomination in euros, made provision also to express in euros the amounts reported in the above-mentioned proxies.

The Board of Directors' Meeting held on 18 December 2000 implemented the above proxies to approve a rights issue for a maximum of 357,184,480 Olivetti ordinary shares with an equal number of warrants (set, on the basis of share capital at commencement of the operation, at 348,249,405 shares and a similar number of warrants for subscription of 174,124,702 shares for an aggregate par value of 1,011.4 billion Italian lire, equal to 522.3 million euros) and a maximum of 500,058,272 bonds (set, on the basis of share capital at commencement of the operation, at 487,549,167 bonds for an aggregate par value of

2,454.5 billion Italian lire, equal to 1,267.6 million euros). The characteristics of the rights issue are described in detail in the Directors' Report.
The Board of Directors' meeting held on 30 May 2001 implemented the above proxies pursuant to art. 2420-ter of the Italian Civil Code to approve the issue of a two-year non-convertible bond for a maximum overall value of 400 million euros (as part of the Euro Medium-Term Notes programme dating back to July 1999 and updated by the Board itself), intended exclusively for Italian professional investors and foreign institutional investors (excluding the USA) and listed on the Luxembourg Stock Exchange.
On 13 October 2001, the Extraordinary Shareholders' Meeting resolved to grant proxies authorising the Directors, in accordance with article 2443 of the Italian Civil Code, to raise share capital on one or more occasions over a five-year period from the date of the resolution, by a maximum of 7 billion euros (par value) through the issue of shares to be assigned or offered to entitled parties and to issue bonds and/or convertible bonds – in accordance with article 2420-ter of the Italian Civil Code – up to a maximum of 10 billion euros (par value), on one or more occasions over a five-year period from the date of the resolution. These proxies are additional to existing proxies for remaining sums.
The Board of Directors' Meeting held on 13 October 2001 implemented proxies, including those granted pursuant to arts. 2443 and 2420-ter by the Shareholders' Meeting of 7 April 1999 for the remaining part, to resolve a rights issue for a maximum amount of 4,079,803,958 euros through the offer of up to 4,079,803,958 shares and/or bonds, on an alternative basis at the choice of the rights holders.
The offer, made in November (rights issue to rights holders) and December (market offer of unexercised rights, 0.21% of total rights), was entirely subscribed by the market, without the intervention of the underwriting banks.
A total of 1,491,373,698 shares were issued at the price of 1 euro each (as outlined before) for an aggregate value of 1,491.4 million euros and a total of 2,412,962,875 bonds with a par value of 1 euro each (which are described in detail in the Directors' Report) for an aggregate value of 2,413 million euros, for a total number of 3,904,336,573 shares and bonds compared with the maximum of 4,079,803,958 shares and bonds specified by the resolution.
In fulfilment of its previous commitments, and after full exercise of its rights, Olimpia S.p.A. underwrote 504,825,563 shares and 504,825,562 bonds; as a result, the percentage of the share capital held by Olimpia S.p.A. was 28.736%.
The Board of Directors also resolved not to avail itself of the residual proxies conferred pursuant to arts. 2443 and 2420-ter of the Italian Civil Code (for a maximum of 6,740 million euros and 10,051 million euros respectively) to arrange operations that would raise share capital and, consequently, resolved request Shareholder approval of any further issue of shares, convertible bonds or bonds with warrants, warrants, options or other similar rights for subscription of shares, which, albeit covered by the residual proxies, might be necessary and opportune. The Board of Directors, therefore, resolved to put before a forthcoming General Meeting a proposal for the revocation of the proxies delegated pursuant to arts. 2420-ter and 2443 of the Italian Civil Code, for any further issue of shares, convertible bonds or bonds with warrants, warrants, options or other similar rights for subscription of shares, that had not been utilised after execution of the offer.

I bis. Share capital increase to be filed with the Companies Register pursuant to art. 2444 of the Italian Civil Code

This heading amounted to 839,593 euros at 31 December 2001 (397,707 euros at 31 December 2000). It includes the par value of the shares issued by the Parent Company in respect of share capital increases effected in 2001 which had not been filed with the Companies Register at the end of the year (780,895 shares from the conversion of an equal number of "Olivetti floating rate 1998-2002 bonds", 52,575 shares from the exercise of an equal number of "Olivetti ordinary share 1998-2002 warrants" and 6,123 shares from the exercise of 12,246 "Olivetti ordinary share 2001-2002 warrants").

I ter. Share capital increase payments relating to shares to be issued

At 31 December 2001 this heading amounted to 26,954 euros (26,127 euros at 31 December 2000) and included 21,033 euros from the exercise of "ordinary Olivetti 1998-2002 share warrants" and 5,921 euros from the exercise of "Olivetti ordinary share 2001-2002 warrants".

I quater. Shares in exchange for Tecnost shares

At 31 December 2001 this heading was zero following the filing in the Companies Register of the share capital increase relating to the 1,999,439,092 Olivetti shares reserved in joint exchange for Tecnost S.p.A. minority shareholders following the merger of Tecnost S.p.A. into and with Olivetti S.p.A., which became effective on 31 December 2000.

II. Additional paid-in capital

This reserve amounted to 3,765,113,918 euros at 31 December 2001 compared to 3,196,212,781 euros at 31 December 2000, a net increase of 568,901,137 euros which reflected the following movements:
- 557,199,048 euros for the share capital increase subscribed in 2001 for an aggregate par amount of 348,249,405 euros, implementing the Board of Directors' resolution of 18 December 2000 in respect of the proxy granted by the Extraordinary Shareholders' Meeting of 7 April 1999;
- 11,488,562 euros for the share capital increase for a par amount of 18,216,685 euros reserved for managers of the Parent Company and its subsidiaries following exercise of 18,216,685 stock options;
- 20,709 euros for the share capital increase subscribed in 2001 for an aggregate par amount of 7,308 euros following exercise of 6,525 "Olivetti ex Tecnost 1999-2004 warrants";
- 192,818 euros for the share capital increase subscribed in 2001 for an aggregate par value of 192,845 euros following exercise of 385,690 "Olivetti 2001-2002 stock options".

II bis. Additional paid-in capital in respect of share capital increases to be filed with the Companies Register and of shares to be issued

This reserve amounted to 10,442 euros at 31 December 2001 (it was set to zero at 31 December 2000) and referred to 12,044 shares following exercise of an equal number of "Olivetti ordinary share 2001-2002 warrants".



III. Revaluation reserves

This heading consists of the Revaluation reserve previously stated in the books of the merged company Tecnost S.p.A. and re-formed in the books of Olivetti S.p.A. following the merger with effect from 31 December 2000; at 31 December 2001 it amounted to 1,128,827 euros, unchanged from 31 December 2000.

IV. Legal reserve

This reserve amounted to 920,809,760 euros at 31 December 2001, an increase of 43,491,002 euros compared with 31 December 2000 due to appropriation of a portion of earnings for 2000, as resolved by the Ordinary Shareholders' Meeting of 14 June 2001.

V. Reserve for treasury stock

This reserve of 2,298,156 euros reflects the value of 2,697,500 shares issued and held by the Parent Company and carried in the balance sheet under the appropriate financial fixed assets heading, in accordance with art. 2357-ter of the Italian Civil Code: it cannot be distributed while own shares continue to be held.

VII. Other reserves

At 31 December 2001 these reserves reflected an aggregate amount of 2,061,056,125 euros, compared to 2,075,652,903 euros at 31 December 2000, a total net decrease of 14,596,778 euros.

a) Extraordinary reserve

At 31 December 2001 this reserve amounted to 1,888,261,068 euros (unchanged from 31 December 2000).

b) Restricted reserve tied to exercise of Olivetti ex Tecnost 1999-2004 warrants

This reserve is irrevocably tied to exercise of "Olivetti ex Tecnost 1999-2004 warrants". At 31 December 2001 it amounted to 118,371,238 euros compared with 118,376,861 euros at 31 December 2000; the decrease of 5,623 euros was due to the exercise of 6,525 warrants during the year. This reserve was formed following the free issue at Tecnost S.p.A. and the simultaneous re-denomination of share capital into euros; at the moment of exercise of the warrants, the unit amount of 1,436.27 lire (equal to the difference between the unit counter-value of 1 euro, namely 1,936.27 lire, and the pre-existing par value of 500 lire per share) will be transferred to share capital in the form of a free share capital increase, as well as to take into account the joint exchange ratio of 1.12 Olivetti shares for each ex Tecnost warrant following the merger of Tecnost S.p.A. into and with Olivetti S.p.A..

c) Restricted reserves tied to conversion of Olivetti bonds and exercise of Olivetti warrants

These reserves (formed following the re-denomination of share capital into euros) amounted to a total of 44,206,809 euros at 31 December 2001, compared to 58,797,964 euros at 31 December 2000. The decrease of 14,591,155 euros reflects:



- for 3,865,500 euros, use of the "Reserve for conversion of Olivetti floating rate 1998-2002 bonds" (which decreased from 18,717,633 euros to 14,852,133 euros) following conversion of 7,994,118 bonds;
- for 1,917,103 euros, use of the "Reserve for exercise of Olivetti 1998-2002 ordinary share warrants" (which decreased from 13,120,386 euros to 11,203,283 euros) following exercise of 3,964,701 warrants;
- for 8,808,552 euros, use of the "Reserve for exercise of Olivetti 1999-2001 subscription rights (warrants or options) reserved for managers of the Parent Company and its subsidiaries" (which decreased from 12,695,424 euros to 3,886,872 euros) following exercise of 18,216,685 warrants.

At 31 December 2001 the heading also included the "Reserve for exercise of Olivetti 2002-2004 subscription rights (warrants or options) reserved for managers of the Parent Company and its subsidiaries" for 14,264,521 euros, unchanged from 31 December 2000.

d) Non-taxable reserves

These reserves, amounting overall to 10,217,010 euros, had been carried by Tecnost S.p.A. and were reformed in the Olivetti balance sheet following the merger of Tecnost into and with Olivetti; the breakdown of these reserves is as follows:

- Reserve pertaining to research grants (Law no. 346/1988) for 8,741,403 euros
- Reserve pertaining to Technological Innovation grants (Law no. 46/1982) for 685,713 euros
- Reserve pertaining to capital investment grants (Law no. 64/1986) for 695,110 euros
- Reserve pertaining to VAT deductions on capital investments for 94,784 euros.

Taxes are not provided for these reserves since operations that would make them liable for taxation are not planned at the present time.

VIII. Retained earnings (accumulated losses)

Retained earnings at 31 December 2001 amounted to 571,549,306 euros (zero at 31 December 2000) following appropriation of a portion of earnings for 2000 resolved by the Shareholders' Meeting of 14 June 2001.

B) Reserves for risks and charges

2.a) Reserves for taxation

The following years are still subject to adjustment or to assessment by the tax authorities: the financial years from 1996 onwards as regards income taxes; the financial years from 1997 onwards as regards value added tax.

In 1999 the Parent Company underwent a general tax inspection conducted by the Regional Corps of the Turin Tax Police, with specific reference to the years 1994, 1995 and 1996. At the end of the inspection, the tax authorities were notified of hypothetical administrative anomalies regarding both value added tax and (predominantly) income tax. The objections regarding income tax essentially stem from a different configuration of tax results due to differences in the allocation to each of the three years of costs incurred and revenues generated by the Company over the three-year period.

The Company declared a tax loss for all three years, defined as set out below following the tax settlement agreed on 23 July 2001.

Tax losses (in millions of euros)	As per tax returns	As adjusted by tax police reports	Settled
1994	264	223	239
1995	467	285	400
1996	881	710	873
Total	**1,612**	**1,218**	**1,512**

The adjustments agreed amount to 100 million euros in total (compared to the figure in the Tax Police's report of 394 million euros). They relate to the double deduction of costs in error, costs not pertaining to 1996, but technically not deductible in the following accruing year (1997), and lesser headings.
On 15 December 2000 adjustment notices were received regarding value added tax for 1994 and 1995 as a consequence of the findings of the Tax Police's report. The Company promptly presented a well-argued appeal, which was substantially accepted by the Provincial Tax Commission.
In 1994, 1995 and 1996 the Company received assessment notices relating to the income tax returns from 1988 to 1992.
With regard to the assessment relating to 1988, the Tax Authorities objected, in view of the consequent tax regime, to the treatment of lease-back contracts as financial leasing contracts. The assessments relating to 1991 and 1992 stemmed from the findings of the Regional Corps of the Trieste Tax Police with regard to usufruct on share contracts entered into by the Parent Company in previous years, while the assessments for 1989 and 1990 concerned both matters.
With regard to usufruct on share contracts, the authorities, in separate assessments, questioned the legitimacy of the deduction of tax credits and withholdings relating to dividends collected from resident companies by the Parent Company as usufructuary. It also alleged the joint responsibility of the Parent Company for the failure to apply to such dividends the higher withholdings tax due on payment of share income to non-residents. Well-argued appeals have been made against all these assessments.
The objections raised with regard to lease-back contracts have been resolved in favour of the Parent Company and the tax authorities have not proceeded with the matter.
All the objections raised by the authorities regarding usufruct on shares for 1989, 1991 and 1992, as well as that relating to the alleged non-deductibility of tax credits and withholding taxes on dividends for 1990, have been rejected by the first and second degree tax commissions. Only the appeal lodged by the Company against the 1990 assessment alleging joint responsibility for lower withholding tax has been rejected by both the provincial and regional tax commissions.
The tax authorities have submitted appeals to the Supreme Court of Cassation as regards all the decisions in favour of the Parent Company concerning the objections to usufruct on shares and the Parent Company has lodged counter-appeals. With regard to the adverse ruling of the regional tax commission regarding the assessment of withholding tax for 1990, the Parent Company has lodged an appeal to the Court of Cassation and the tax authorities have submitted a counter-appeal.

The Parent Company's tax advisors believe that the dispute regarding usufruct on shares will be settled in favour of the Company since the objections raised on both matters lack any juridical basis, and the Court of Cassation has already issued favourable jurisprudence in this area.

2.b) Reserves for deferred taxation

The reserve for deferred taxes as at 31 December 2001 amounted to 344.4 million euros and decreased by 479.8 million euros compared to 31 December 2000. The reduction in the reserve was entirely due to utilisation in relation to taxable income for the year and the reduction in the temporary differences for which the reserve was formed in 2000.
The reserve was provided in respect of tax charges on Telecom Italia accruing dividends and tax credits of 72.6 million euros recorded on accrual (1,413.6 million euros in 2000) and on capital gains arising from the disposal of 31.5% of the equity investment in OliMan Holding B.V. (the operation took place in 1999 and taxation was spread over five years), adjusted for use of the reserve for risks and charges planned for 2002.
The reserve was determined by taking into account the tax rates expected for the years in which the temporary differences will be reversed (36% for 2002, 35% for 2003 and 2004) and the portions of income subject to the 19% rate as a result of application of Dual Income Tax (DIT).
Details of the provision calculation are provided in the statement of reconciliation between the theoretical tax charge and the effective tax charge in the financial statements.

3) Other provisions

Other provisions at 31 December 2001 amounted to 429.5 million euros (232.3 million euros at 31 December 2000), following increases of 201.6 million euros and uses totalling 4.4 million euros.

The heading includes 24.5 million euros for deferred social security charges arising from reductions in the workforce pursuant to Law No. 223/1991, 85.1 million euros for charges relating to commitments and possible future risks associated with the sale of OliMan Holding B.V., 300 million euros for risks and charges relating to investee companies and 19.9 million euros for charges relating to guarantees given in relation to the sale of subsidiary companies.

C) Reserve for employee severance indemnities

	31.12.2001	31.12.2000	Changes
Beginning balance	**4,126,520**	**6,185,118**	**(2,058,598)**
Provision for the year	1,050,599	800,262	250,337
Additional indemnities	1,900,561	1,599,118	301,443
	2,951,160	2,399,380	551,780
Indemnities paid	(2,832,851)	(2,855,459)	22,608
Advances to employees	(47,529)	(151,923)	104,394
Contributions paid to the National Insurance Board (INPS)	(11,544)	(11,913)	369
Net transfers between Olivetti S.p.A. and Italian subsidiaries	(185,006)	(1,102,483)	917,477
Transfer of business to Olivetti Servizi Amministrativi S.r.l.	-	(266,858)	266,858
Other uses	(142,834)	(69,342)	(73,492)
	(3,219,764)	(4,457,978)	1,238,214
Ending balance	**3,857,916**	**4,126,520**	**(268,604)**



D) Payables

Payables due within 12 months

	31.12.2001	31.12.2000	Changes
Financial payables			
1) Olivetti 1994-2001 floating rate bond	-	258,228,450	(258,228,450)
2) Olivetti 1998-2002 floating rate convertible bond	15,675,896	-	15,675,896
3) Due to banks			
Bank overdrafts	266,785,214	17,035,942	249,749,272
Ordinary loans	-	650,000,000	(650,000,000)
Current portion of loans for research activities	25,159,770	25,350,607	(190,837)
Current portion of ordinary loans	65,189,979	804,593,363	(739,403,384)
	357,134,963	1,496,979,912	(1,139,844,949)
4) Due to other lenders			
Savings deposits of employees	63,752	63,752	-
Other financial payables	549,716	227,718	321,998
Current portion of loans from the Tecnological Innov. Fund (FIT)	5,762,176	5,536,705	225,471
	6,375,644	5,828,175	547,469
8) Due to subsidiary companies			
Borrowings			
Olivetti Finance N.V.	407,718,697	-	407,718,697
Current portion of medium/long term loans:			
Olivetti Finance N.V.	1,908,200,000	-	1,908,200,000
Olivetti Holding B.V.	2,147,000,000	-	2,147,000,000
	4,462,918,697	-	4,462,918,697
Interest bearing current accounts			
Olivetti Tecnost S.p.A.	-	13,912,308	(13,912,308)
Olivetti Multiservices S.p.A.	9,450,460	-	9,450,460
Domustech S.p.A.	-	1,282,907	(1,282,907)
Alladium S.p.A.	7,256,030	-	7,256,030
Olivetti Finanziaria Industriale S.p.A.	14,531,595	23,641,022	(9,109,427)
Antex F&A S.p.A. (ex Olivetti Servizi Amministrativi S.r.l.)	2,129,793	1,105,888	1,023,905
TechnoProduzioni S.p.A.	17,665,270	13,994,144	3,671,126
Olivetti I-Jet S.p.A.	2,674,634	-	2,674,634
Tecnost Sistemi S.p.A.	1,569,954	-	1,569,954
OliWeb S.p.A.	1,969,084	-	1,969,084
Global Gaming Investments S.p.A.	1,066,486	-	1,066,486
other subsidiary companies	878,264	780,705	97,559
	59,191,570	54,716,974	4,474,596
	4,522,110,267	54,716,974	4,467,393,293
Total financial payables	**4,901,296,770**	**1,815,753,511**	**3,085,543,259**
Non financial payables			
5) Advances	3,772,422	3,772,422	-
6) Suppliers	24,717,419	27,972,551	(3,255,132)
8) Subsidiary companies			
for supplies	3,265,895	88,832,144	(85,566,249)
other	19,046,305	15,893,352	3,152,953
	22,312,200	104,725,496	(82,413,296)
9) Due to associated companies			
for supplies	1,107	1,107	-
other	-	367	(367)
	1,107	1,474	(367)
11) Due to tax authorities	31,172,199	1,114,696	30,057,503
12) Due to social security authorities	699,126	637,364	61,762
13) Other payables			
Invoices to be received for costs on 2001 capital increases	55,815,417	-	55,815,417
Wages and salaries	3,032,833	2,802,858	229,975
Other	8,109,445	6,788,930	1,320,515
	66,957,695	9,591,788	57,365,907
Total non financial payables	**149,632,168**	**147,815,791**	**1,816,377**
Total payables due within 12 months	**5,050,928,938**	**1,963,569,302**	**3,087,359,636**

741

Payables due within 12 months, at 31 December 2001, amounted to 5,050.9 million euros (1,963.6 million euros at 31 December 2000).
The change of 3,087.3 million euros is principally due to the increase in the current portion of borrowings from foreign subsidiary companies (4,055.2 million euros) set against the reduction in payables due to banks (1,139.8 million euros).

Payables due after 12 months

1) Bonds

	31.12.2001	31.12.2000	Changes
Olivetti 1994-2001 floating rate bond	-	258,228,450	(258,228,450)
less: current portion	-	(258,228,450)	258,228,450
Olivetti 2001-2003 floating rate bond	400,000,000	-	400,000,000
Total	**400,000,000**	**-**	**400,000,000**

With regard to the floating-rate 400 million euros bond linked to the European OverNight Index Average (EONIA), swap contracts have been arranged for a similar amount and duration, converting the rate into a 6 and 12 month USD LIBOR rate with cap protections.

2) Convertible bonds

	31.12.2001	31.12.2000	Changes
Olivetti 1998-2002 floating rate convertible bond:			
amount subscribed upon issue	172,903,364	172,903,364	-
conversions into ordinary shares	(157,227,468)	(153,640,387)	(3,587,081)
less: current portion	(15,675,896)	-	(15,675,896)
	-	19,262,977	(19,262,977)
Olivetti 1,5% 2001-2004 convertible bond with premium upon redemption			
par value	1,267,627,834	-	1,267,627,834
premium upon redemption	64,364,944	-	64,364,944
	1,331,992,778	-	1,331,992,778
Olivetti 1,5% 2001-2010 convertible bond with premium upon redemption			
par value	2,412,962,875	-	2,412,962,875
premium upon redemption	443,460,350	-	443,460,350
	2,856,423,225	-	2,856,423,225
Total	**4,188,416,003**	**19,262,977**	**4,169,153,026**

The premiums on the 2001-2004 and 2001-2010 bonds, determined on the basis of 5.07759% and 18.37825% redemption increments respectively, have been recorded under financial charges and deferred for amounts accruing to future years.

742

3) Amounts due to banks

	31.12.2001	31.12.2000	Changes
Ordinary loans	90,189,979	869,783,341	(779,593,362)
Loans for research	71,957,868	97,308,476	(25,350,608)
less: current portion	(90,349,749)	(829,943,970)	739,594,221
Total	**71,798,098**	**137,147,847**	**(65,349,749)**

4) Amounts due to other lenders

	31.12.2001	31.12.2000	Changes
Loans from the Technological Innovation Fund	18,900,009	24,436,714	(5,536,705)
Other lenders	12,234,341	-	12,234,341
less: current portions	(5,762,176)	(5,536,705)	(225,471)
Total	**25,372,174**	**18,900,009**	**6,472,165**

5) Amounts due to subsidiary companies

	31.12.2001	31.12.2000	Changes
Amounts due to subsidiary companies			
Olivetti Holding B.V.	-	1,405,000,000	(1,405,000,000)
Olivetti Finance N.V.	5,302,415,417	14,100,008,816	(8,797,593,399)
Total	**5,302,415,417**	**15,505,008,816**	**(10,202,593,399)**
Total amounts due after 12 months	**9,988,001,692**	**15,680,319,649**	**(5,692,317,957)**

Medium/long-term debt due to subsidiary companies of 5,302.4 million euros decreased compared to 31 December 2000 by a net amount of 10,202.6 million euros, which reflected 4,055.2 million reclassified under payables due within 12 months, 8,462.8 million early repaid before expiry and 2,315.4 million for new financing.

With regard to payables due to Olivetti Finance N.V., a loan of 20 billion yen at a half-yearly floating rate expiring in 2029 was arranged.

Against this exposure a currency and interest rate swap (CIRS) was arranged, which nullified the yen/euro exchange rate risk and converted the floating yen rate into a fixed euro rate.

* * *

At 31 December 2001 financial payables secured by guarantees on assets owned by the Company amounted to 32.5 million euros; these guarantees consisted of pledges on securities; they totalled 34.5 million euros (46 million euros at 31 December 2000) and were provided in reference to research loans granted by San Paolo IMI.

743

The breakdown of medium/long-term debt, including portions due within 12 months, was as follows:

(in millions of euros)	31.12.2001	31.12.2000
Amounts due to subsidiary companies:		
Loan from Olivetti Holding B.V., floating rate 3.94806% at 31.12.2001, repayable on 30 June 2002	2,147.0	1,405.0
Loan from Olivetti Finance N.V., floating rate 8.02361% at 31.12.2001, repayable on 30 June 2002	1,908.2	6,823.6
Loan from Olivetti Finance N.V., floating rate 6.97475% at 29.10.2001, repaid in advance on 29 October 2001	-	174.2
Loan from Olivetti Finance N.V., floating rate 6.19028% at 31.12.2001, repayable on 30 June 2004	3,129.0	4,602.2
Loan from Olivetti Finance N.V., floating rate 4.03055% at 31.12.2001, repayable on 3 November 2005	2,000.0	2,500.0
Loan from Olivetti Finance N.V. - yen 20 billion - floating rate 1.14928% at 31.12.2001, repayable on 29 October 2029	173.4	-
Amounts due to third parties:		
"Olivetti 1994-2001" floating rate bond (3-month RIBOR plus 0.75 p.p.p.a.), repaid in full on 26 July 2001	-	258.2
"Olivetti 1998-2002" floating rate bond, convertible into common shares, at 31 December 2001; 6.1% floating rate, repayable in full on 30 September 2002	15.7	19.3
EONIA Linked Notes due 2003, EONIA rate plus 0.92%, 5.051364% at 31.12.2001, repayable in full on 11 June 2003	400.0	-
"Olivetti 1,5% 2001-2004 convertible bond with premium upon redemption", repayable in full on 1st January 2004	1,267.6	-
Premium upon redemption "Olivetti 1.5% 2001-2004 bonds": 5.07759% of bond par value, payable upon redemption on 1st January 2004	64.4	-
"Olivetti 1.5% 2001-2010 convertible bond with premium upon redemption", repayable in full on 1st January 2010	2,413.0	-
Premium upon redemption "Olivetti 1.5% 2001-2010 bond"; 18.37825% of bond par value, payable upon redemption on 1st January 2010	443.5	-
IMI loans for research pursuant to Law 346/1988, average interest rate 12.5084% (gross of interest relief grants) at 31 December 2001, repayable by 2004	71.9	97.1
Subsidized loans for technological innovation, average interest rate of 4.0068% at 31 December 2001, repayable by 2012	18.9	24.4
Other loans, average interest 3.9843% at 31 December 2001, repayable by 2003	90.2	869.8
Other lenders	12.2	0.2
Total	**14,155.0**	**16,774.0**
of which:		
Portions expiring within 12 months	4,167.0	1,093.7
Portions expiring after 12 months	9,988.0	15,680.3

Payables due after 12 months were as follows:

(in millions of euros)	31.12.2001	31.12.2000
within 2 years	465.7	8,344.0
within 5 years	6,487.7	7,331.2
after 5 years	3,034.6	5.1
Total	**9,988.0**	**15,680.3**

At 31 December 2001 the Parent Company had unused overdraft facilities on current accounts of 315.4 million euros (198.1 million euros at 31 December 2000) and other unused standby lines of credit for 46.7 million euros (50.2 million euros at 31 December 2000).

Analysis of the financial position

	31.12.2001	31.12.2000	Changes
Financial liabilities:			
Due within 12 months	6,343,665,953	1,841,189,023	4,502,476,930
Due after 12 months	10,788,241,009	17,149,803,822	(6,361,562,813)
Total financial liabilities (A)	**17,131,906,962**	**18,990,992,845**	**(1,859,085,883)**
Financial resources:			
Medium /long-term financial assets	495,022,174	18,201	495,003,973
Financial current assets	308,724,693	992,745,353	(684,020,660)
Accrued interest income	5,708,279	7,293,460	(1,585,181)
Total financial resources (B)	**809,455,146**	**1,000,057,014**	**(190,601,868)**
Net financial indebtedness (A-B)	**16,322,451,816**	**17,990,935,831**	**(1,668,484,015)**

Net financial indebtedness at 31 December 2001 amounted to 16,322.4 million euros, a decrease of 1,668.5 million euros from 31 December 2000.
The variation (reflecting a reduction in medium/long-term debt of 6,856.6 million euros and an increase in short-term debt of 5,188.1 million) is essentially due to increases in share capital, as previously illustrated, net of costs incurred, to dividend payouts and to disbursements to subsidiary companies.


745

E) Accrued expenses and deferred income

	31.12.2001	31.12.2000	Changes
Accrued expenses			
Due within 12 months			
Interest expenses and charges on loans payable to:			
subsidiary companies			
Olivetti Holding B.V.	201,394,399	-	201,394,399
Olivetti Finance N.V.	1,206,694,659	4,669,713	1,202,024,946
third parties	34,280,125	20,765,799	13,514,326
Insurance premiums and others			
third parties	98,517	346,130	(247,613)
Total accrued expenses due within 12 months	1,442,467,700	25,781,642	1,416,686,058
Due after 12 months			
Interest expenses on loans payable to:			
subsidiary companies			
Olivetti Holding B.V.	-	119,752,743	(119,752,743)
Olivetti Finance N.V.	800,239,317	1,349,731,430	(549,492,113)
Total accrued expenses due after 12 months	800,239,317	1,469,484,173	(669,244,856)
Total accrued expenses	**2,242,707,017**	**1,495,265,815**	**747,441,202**
Deferred income			
Due within 12 months			
third parties	31,561	43,038	(11,477)
subsidiary companies	340,854	319,471	21,383
Total deferred income	**372,415**	**362,509**	**9,906**
Total	**2,243,079,432**	**1,495,628,324**	**747,451,108**

746

Memorandum accounts

A) Personal guarantees given and counter-securities received

As at 31 December 2001, guarantees and other personal securities given directly or indirectly through banks and insurance companies totalled 17,634.5 million euros overall (19,402.4 million euros at 31 December 2000), as follows:

(in millions of euros)	31.12.2001	31.12.2000	Changes
To third party holders of securities issued by subsidiary companies	17,136	18,826	(1,690)
To banks and finance companies for credit lines and financings given to subsidiary companies	137	135	2
Counter-securities given to third parties for guarantees given on behalf of:			
subsidiary companies	72	20	52
associated and unconsolidated subsidiary companies	3	7	(4)
third parties	34	47	(13)
	17,382	19,035	(1,653)
Other personal guarantees given	253	368	(115)
Total personal guarantees given	**17,635**	**19,403**	**(1,768)**

The decrease of 1,690 million euros relating to guarantees given to third party holders of securities issued by subsidiary companies is attributable in particular to guarantees given in respect of bond loans issued by Olivetti International Finance B.V. and Olivetti Finance N.V.
The counter-securities given to third parties in respect of guarantees given on behalf of subsidiary companies include 52.8 million euros in favour of Telecom Italia.
Other guarantees, equal to 252.7 million euros at 31 December 2001, referred to:
- suretyships for 3.6 million euros with reference to the fulfilment of trade supplies by Getronics S.p.A.;
- guarantees of 228.1 million euros given to the Italian State Railways in the interest of Infostrada S.p.A.;
- other guarantees for 21 million euros.

In respect of the above guarantees, as at 31 December 2001, the Parent Company had received counter-securities totalling 315 million euros (287.2 million euros at 31 December 2000), mainly comprising 228.1 million euros from Mannesmann A.G., in respect of guarantees given to the Italian State Railways and 52.8 million euros received from Telecom Italia.



B) Guarantees on Company assets

Guarantees on Company assets relating to financial operations are analysed under financial payables.

C) Commitments

At 31 December 2001 contractual commitments totalled 11 million euros overall (443.8 million euros at 31 December 2000), down by 432.8 million euros mainly as the result of the payment in favour of Olivetti International S.A. (395.2 million euros), for commitments undertaken in the previous year.
On the same date, the heading also included a letter of indemnity in favour of Olivetti Finanziaria Industriale S.p.A. in respect of potential risks from ongoing cases.

D) Other memorandum accounts

Other memorandum accounts at 31 December 2001 amounted to 3.8 million euros relating to third-party assets held as guarantee deposits (unchanged from 31 December 2000).

748

Comments on the income statement

A) Value of production

5) Other revenues and income

Other revenues amounted to 15.2 million euros (17.2 million euros in 2000). They refer to services supplied and to the recovery of costs in relation to subsidiary companies.

B) Costs of production

7) Costs of services

The amount of 49.1 million euros (substantially unchanged from 2000) includes 27.5 million euros for costs incurred for consultancy services and other costs relating to the increases in capital.

9) Personnel

Payroll costs in 2001 were 13.1 million euros (11.9 million euros in 2000), an increase of 1.2 million euros, of which 1.8 million euros was for higher costs for retirement incentives set against a reduction in costs following the reduction in the average number of employees, from 134 in 2000 to 107 in 2001 (30 managers, 16 supervisors, 61 office staff).
At 31 December 2001, there were 89 employees (109 at 31 December 2000) after the transfer of 2 supervisors and 10 office staff to Antex Servizi Finanziari e Amministrativi S.p.A. on the same date.

10) Amortisation, depreciation and writedowns

Amortisation of intangible fixed assets – The total charge for the year amounted to 61.7 million euros, of which 30.4 million euros for the amortisation of costs incurred for share capital increases and 30.7 million euros for the amortisation of costs relating to the issuance of bond loans.

Depreciation of tangible fixed assets – Depreciation for the year (1.3 million euros) was determined on a straight-line basis by adopting rates that reflect the residual useful life of the assets.
As illustrated in the note relating to tangible fixed assets, accelerated depreciation was also provided in compliance with the tax laws.

(in million of euros)	Year 2001	Year 2000	Changes
Ordinary depreciation	0.7	0.6	0.1
Accelerated depreciation	0.6	0.3	0.3
Total depreciation	**1.3**	**0.9**	**0.4**

749

Writedowns of receivables classified as current assets – The provision for doubtful accounts was 1.5 million euros (10.8 million euros in 2000).

12) Provision for risks

The provision of 191.8 million euros (15 million euros in 2000) refers to future charges relating to subsidiary companies.

14) Other operational expenses

Other operational expenses in 2001 amounted to 3 million euros, largely unchanged on 2000. They referred in particular to losses on receivables of 0.8 million euros, duties and non-income taxes of 0.7 million euros and contributions to public and private institutions of 0.6 million euros.

C) Financial income and charges

15) Income from equity investments

	Year 2001	Year 2000	Changes
Dividends from subsidiary companies			
Telecom Italia S.p.A. (accrued in the year)	46,459,164	890,580,620	(844,121,456)
Finsiel S.p.A.	606,482	480,880	125,602
	47,065,646	891,061,500	(843,995,854)
Tax credit			
on accrued dividends	26,133,279	523,037,998	(496,904,719)
on dividends collected	356,187	282,421	73,766
	73,555,112	**1,414,381,919**	**(1,340,826,807)**
Dividends from associated companies			
Eustema	-	15,804	(15,804)
Lottomatica S.p.A.	5,204,783	9,755,458	(4,550,675)
	5,204,783	9,771,262	(4,566,479)
Tax credit	3,056,769	5,729,380	(2,672,611)
	8,261,552	**15,500,642**	**(7,239,090)**
Other dividends			
Fin-Priv S.r.l.	273,915	185,707	88,208
Mediobanca S.p.A.	1,988,927	1,657,439	331,488
	2,262,842	1,843,146	419,696
Tax credit	1,328,967	1,082,480	246,487
	3,591,809	**2,925,626**	**666,183**
Total	**85,408,473**	**1,432,808,187**	**(1,347,399,714)**

150

16) Other financial income

	Year 2001	Year 2000	Changes
Income from			
a) Receivables classified as financial fixed assets for subsidized loans pertaining to			
subsidiary companies	1,134	9,119	(7,985)
associated companies	4,142	3,153	989
third parties	4,002	14,510	(10,508)
Other from associated companies	5,541	4,977	564
b) Securities classified as fixed assets	-	-	-
c) Securities held as current assets			
fixed income	1,802,576	2,183,966	(381,390)
floating income	2,310,411	2,097,934	212,477
d) Receivables for securities held under reverse repurchase agreements	89,801	5,044,765	(4,954,964)
e) Other receivables from:			
subsidiary companies			
Olivetti Finanziaria Industriale S.p.A.	-	398,616	(398,616)
Olivetti Tecnost S.p.A.	10,571	651,223	(640,652)
Olivetti I-Jet S.p.A.	2,152,328	-	2,152,328
Olivetti Multiservices S.p.A.	781,976	-	781,976
other subsidiary companies	1,046,895	6,874,525	(5,827,630)
associated companies	4,516	4,162	354
others	763,114	1,434,624	(671,510)
f) Bank current accounts	8,857,886	10,502,145	(1,644,259)
g) Gains from exchange rate fluctuations	9,796,816	1,827,939	7,968,877
h) Other	9,703,101	10,595,763	(892,662)
Total	**37,334,810**	**41,647,421**	**(4,312,611)**

17) Interest expense and other financial charges

	Year 2001	Year 2000	Changes
Interest payable to subsidiary companies			
Olivetti Tecnost S.p.A.	7,920,376	966,896	6,953,480
Olivetti Finanziaria Industriale S.p.A.	789,342	9,016,878	(8,227,536)
TechnoProduzioni S.p.A.	527,357	421,084	106,273
Olivetti Holding B.V.	81,641,655	81,223,170	418,485
Tecnost S.p.A.	-	1,106,427	(1,106,427)
Tecnost Sistemi S.p.A.	301,323	-	301,323
Olivetti Finance N.V.	722,416,961	238,099,825	484,317,136
other subsidiary companies	607,561	233,204	374,357
Interest payable to third parties			
Bonds	62,139,142	13,743,814	48,395,328
Medium/long-term loans	28,089,997	27,505,093	584,904
Bank current accounts	29,281,339	14,619,713	14,661,626
Interest rate swap	2,116,366	3,075,474	(959,108)
Losses on exchange rate fluctuations	18,800,340	7,715,785	11,084,555
Interest, commissions and charges on other finance operations	11,996,663	10,101,584	1,895,079
Total	**966,628,422**	**407,828,947**	**558,799,475**

755

Financial charges amounted to 966.6 million euros, an increase of 558.8 million euros due in particular to:

- 484.3 million euros in respect of charges on borrowings from Olivetti Finance N.V. In the first nine months of the previous year, these charges were posted by Tecnost S.p.A, which was merged into and with Olivetti S.p.A. on 31 December 2000, with effect from 1 October 2000;
- 48.4 million euros for charges relating to bonds issued in the year.

D) Value adjustments to financial assets

19) Writedowns

a) of equity investments

The writedown of 172.3 million euros (10.2 million euros in 2000) mainly refers to the equity investment in Olivetti Tecnost S.p.A. , written down by 64.1 million euros, and in Seat Pagine Gialle S.p.A. written down by 108.1 million euros.

The equity investment in Olivetti Tecnost was written down to reflect the value of the portion of shareholders' equity as adjusted for consolidation purposes, considering also the net income expected for the next year.

The writedown of Seat Pagine Gialle was carried out on 30 June 2001, when the shares were classified under current assets as securities available for sale. It reflected the difference between book value at 31 December 2000 (1.88 euro per share) and the average stock market value in June (1.203 euro).

The heading also refers to the writedown of 2.9 million euros on shares acquired for trading purposes in Datalogic S.p.A. and Biesse S.p.A., to reflect the difference between the purchase price and the average stock market value in December 2001.



E) Extraordinary income and charges

20) Extraordinary income

	2001	2000	Changes
Gains on disposals			
Equity investments			
subsidiary companies	1,032,155	18,382,825	(17,350,670)
associated companies	10,106	-	10,106
Tangible fixed assets	3,313	21,050	(17,737)
Assignment of business to O.S.A. S.r.l. (now Antex Servizi Finanziari e Amministrativi S.p.A.)	-	75,226	(75,226)
	1,045,574	**18,479,101**	**(17,433,527)**
Other income	22,622,268	8,410,649	14,211,619
Total	**23,667,842**	**26,889,750**	**(3,221,908)**

Other income (22.6 million euros) was due to: 7.8 million euros from the sale of unexercised rights to subscribe share capital increases arranged in 2001; collection of amounts in excess of the price paid to repurchase receivables from Wang Global S.p.A., now Getronics S.p.A. (1.2 million euros); the portion of the sale price of equity investments disposed of in previous years that related to the collection of research grants (10.6 million euros); adjustments to costs relating to previous years (2.4 million); and other items (0.6 million euros).

21) Extraordinary charges

The heading amounted to 16.5 million euros (1.6 million euros in 2000), of which 15 million euros as the lump sum paid to the outgoing Chief Executive Officer by the Board of Directors.

22) Income taxes for the year

Income taxes for 2001 were due to provisions for current corporate income taxes (IRPEG) of 30.1 million euros, substitute tax of 0.3 million euros pursuant to art. 3 section 11 of Law No. 448/2001 and art. 19 Law No. 342/2000, and the release of the reserve for deferred taxes of 479.8 million euros, as already highlighted in the comment on the deferred tax reserve.
Therefore overall tax benefit of 449.4 million euros was posted.
Actual corporate income tax (IRPEG) for the year differs from the theoretical tax, calculated by adopting the tax rates applicable for 2001, as shown in the table below; with regard to the Local Tax on Production Activities (IRAP), no provisions were made since both the theoretical and the actual taxable amounts were negative.

753

Reconciliation between theoretical taxes and effective taxes reported in the Income Statement

Corporate Income Tax (IRPEG)

(in millions of euros)	Result for the year	Temporary differences	Taxes Current	Deferred
Income (loss) before taxes for the year 2001	**(1,320.9)**	-	-	-
Theoretical income tax charge (benefit)			**(251.0)**	
Temporary differences taxable in the following years	(80.9)	80.9	(15.4)	15.4
Temporary differences deductible in the following years	267.1	(3.8)	50.8	(0.9)
Temporary differences arisen in prior years	2,253.1	1,481.1	428.1	329.9
Permanent differences	2.0	-	0.4	-
Tax losses carried over from prior years	(962.2)	-	(182.8)	
Total differences	**1,479.1**	**1,558.2**	**281.1**	**344.4**
Taxable income	**158.2**	**1,558.2**		
less: reserve for deferred taxation as of 31 December 2000				(824.2)
Total income tax charge (benefit) for the year 2001			**30.1**	**(479.8)**

The temporary differences that arose in previous years mainly pertained to the capital gains recorded in 1999 (4,155.8 million euros, of which 1,662.3 million euros was already taxed in previous years) on the sale of 31.5% of the equity investment in OliMan Holding B.V., the taxation of which was deferred over five years, and to Telecom Italia dividends and related tax credits recorded on accrual in 2000 and collected in 2001 (1,413.6 million euros).
The taxable amount for the year of 158.2 million euros (after utilisation of tax losses from previous years of 962.2 million euros) gave rise to current taxes of 30.1 million euros (19% tax rate).
The reserve for deferred taxes (1,558.2 million) was determined by calculating the taxes at rates of 19% and 35%, which correspond to 238.6 million euros and 105.8 million euros respectively.

Other information

Remunerations to Parent Company Directors, Statutory Auditors and Chief Operating Officer

In compliance with the CONSOB resolution no. 11971/1999 details are provided below of the remunerations payable by the Parent Company and also by subsidiary companies on whatever basis and in whatever form to the Directors, Statutory Auditors and Chief Operating Officer.

	Description of appointment			Gross remunerations (in euros)				
Name	Title	Duration (days)	Notes	For the appointment	Non-cash benefits	Bonuses and other incentives	Other emoluments	Notes
TESONE Antonio	Company's and Internal Control and Remuneration Committees Chairman	365		719,662			69,138	1) 2)
TRONCHETTI PROVERA Marco	Deputy Chairman and Chief Executive Officer	96		149,419			457,351	1)
BENETTON Gilberto	Deputy Chairman	96		13,583			32,279	1)
BONDI Enrico	Chief Executive Officer	154		239,693	2,250		935,343	1) 3)
BUORA Carlo	Chief Executive Officer	96		149,419			324,149	1) 4)
CAPRIO Lorenzo	Director and Member of Internal Control and Remuneration Committees	80		11,320			11,037	2)
CIRLA Giorgio	Director	80		11,320				
FABRIZI Pier Luigi	Director	349		49,382				
GERONZI Cesare	Director	365		51,646				
MION Gianni	Director	80	(x)	11,320			29,768	1)
MODIANO Pietro	Director and Member of Remuneration Committee	80	(x)	11,320			5,518	2)
NATTINO Giampietro	Director	80		11,320				
PIRELLI Alberto	Director	80		11,320				
PURI NEGRI Carlo Alessandro	Director	80		11,320			17,215	1)
TREVISAN Dario	Director	365		51,646				
VARISCO Alberto	Director and Member of Internal Control Committee	80	(x)	11,320			5,518	2)
Former Directors								
COLANINNO Roberto	Chief Executive Officer	211		451,476			17,060,333	1) 4) 5)
EREDE Sergio	Director	214		30,280			16,041,599	1) 8) 9)
GNUTTI Emilio	Director	285		40,326			66,709	1)
LAMBORGHINI Bruno	Director	285		40,326			103,291	1)
LONATI Ettore	Director	285		40,326			66,709	1)
LUCCHINI Luigi	Director	269		38,062				
MARCHIORELLO Dino	Director	285		40,326				
MARINELLI Luciano	Director and Member of the Audit Committee	285		40,326				
OWEN Gordon	Director and Member of the Audit Committee	285		40,326			11,297	2)
ROSIELLO Piera	Director and Secretary of the Board of Directors	269		138,020				
SACCHETTI Ivano	Director and Member of the Audit Committee	285		40,326				
TAZARTES Alberto	Director	285	(x)	40,326			1,722	1)
Total Directors				**2,495,452**	**2,250**		**35,238,976**	
FORNASARI Angelo	Chairman of Board of Statutory Auditors	365		123,950			32,426	6) 7)
BENNANI Vittorio	Auditor	365		82,633			29,180	6)
CARAMANTI Franco	Auditor	365		82,633			30,850	9) 7)
Total Statutory Auditors				**289,216**		-	**92,456**	
ARIAUDO Corrado	Chief Operating Officer	365			6,000	413,166	464,811	1) 9)
TOTAL EMOLUMENTS				**2,784,668**	**8,250**	**413,166**	**35,796,243**	

(x) Olivetti emoluments are transferred to the employing company
1) Directorships in other Group companies
2) Member of Committees
3) Emoluments for offices in Telecom Italia Mobile S.p.A., Seat Pagine Gialle S.p.A. and Telespazio S.p.A. were tranferred to Telecom Italia S.p.A.
4) Emoluments for offices in Telecom Italia Mobile S.p.A. were transferred to Telecom Italia S.p.A.
5) Remuneration for subordinate job.
6) Chairman of the Board of Statutory Auditors of other Group Companies
7) Auditor of other Group Companies
8) Including emoluments paid in year 2001 by Olivetti S.p.A., Telecom Italia S.p.A. and Telecom Italia Mobile S.p.A. to Bonelli Erede Pappalardo professional association of which Mr. Sergio Erede is member.
9) Other emoluments

755

Furthermore, in connection with the share capital increase reserved for the managers of Olivetti S.p.A. and its subsidiary companies, duly approved by the Board of Directors on 24 February 2000 in execution of the proxies granted by the Extraordinary Shareholders' Meeting on 7 April 1999 and illustrated in the comments on the balance sheet heading "Share capital", the Chief Executive Officer Corrado Ariaudo, in his capacity as a manager of the Parent Company, was assigned 2,500,000 stock options at an exercise price of 3.705 euros. This stock option plan was subsequently revoked by the Board of Directors on 9 February 2001 and replaced with a new plan which, with an equal assignment of options, provides for an exercise price of 2.515 euros (amended following the share capital increases in 2001) and an exercise period between February 2002 and December 2004.
As part of the same plan, 12,500,000 stock options were apportioned to the then Chief Executive Officer Roberto Colaninno. Following Mr Colaninno's resignation on 31 July 2001, and also in consideration of the lump sum paid to him for settlement and annulment of all claims, as mentioned previously, these stock options have been revoked.
More details about the stock option plans mentioned above can be found in the section "Information on employee stock option plans" in the Directors' Report on Operations.

Legal proceedings

At 31 December 2001 the Parent Company was involved in various legal proceedings; according to the Company's legal advisers the outcome of such disputes should not have significant adverse effects on the Parent Company's equity and financial position.

Costs relating to the introduction of the euro

The revamping of the Parent Company information systems in connection with the introduction of the euro was completed in 2000.

Tax regime in the event of the distribution of reserves

• Additional paid-in capital reserve (3,196,212,781 euros). This represents a capital reserve and in the event of distribution, therefore, does not contribute to the formation of the taxable income of shareholders.
• Revaluation reserve (1,128,827 euros).
In the event of distribution, this reserve is treated as forming part of the Parent Company's and Shareholders' taxable income.
• Reserve for Treasury stock (2,298,156 euros).
This reserve would be treated as shareholders' taxable income, if made available and distributed, and the said shareholders would attract tax credits within the limits of the taxes applied to the assessed companies pursuant to article 105, paragraph 1, subsections a) and b) of the Income Tax Consolidated Text.
• Extraordinary reserve (1,888,261,068 euros).
In the event of distribution, this reserve is treated as shareholders' taxable income and the said shareholders would attract tax credits within the limits of the taxes applied to the assessed companies pursuant to article 105, paragraph 1, subsections a) and b) of the Income Tax Consolidated Text.

• Non-taxable reserves.

These comprise:

- Research grants reserve (Law No. 346/1988) for 8,741,403 euros;
- Technology Innovation grants reserve (Law No. 46/1982) for 685,713 euros;
- Capital investment grants reserve (Law No. 64/1986) for 695,110 euros;
- Value Added Tax deduction reserve pertaining to capital investments for 97,784 euros.

Should the above reserves be distributed they would be treated as forming the Parent Company's and the Shareholders' taxable income; should they be utilised for purposes other than covering losses of the year, they would be treated as forming the Parent Company's taxable income.

Exhibits

Statement of Changes in Shareholders' Equity
Reclassified Income Statement
Statement of Changes in Financial Position

Olivetti S.p.A.

Statement of changes in shareholders' equity

(in euros)	Share capital	Share capital increases to be filed (I bis. and I ter. of Shareholders' Equity)	Additional paid-in capital	Additional paid-in capital in respect of share capital increases to be filed with the Companies Register or shares to be issued	Revaluation reserve
Balance as of 31 December 1999	**2,486,863,302**	**11,345,131**	**2,267,219,725**	**14,342,318**	**-**
Allocation of net income 1999 as resolved by the Shareholders' Meeting held on 12 June 2000					
Payment of dividends					
Share capital increase resolved by the Board of Directors on 9 June 1999 (Stock options) in execution of the powers conferred by the Extraordinary Shareholders' Meeting held on 7 April 1999			14,342,318	(14,342,318)	
Share capital increase resolved by the Board of Directors on 9 June 1999 (Stock options) in execution of the powers conferred by the Extraordinary Shareholders' Meeting held on 7 April 1999	10,865,392	(10,865,392)			
Conversion of no. 847,233 "Olivetti 1998-2002 f.r. convertible bonds"	437,559	(437,559)			
Exercise of "Olivetti common shares 1998-2002 warrants"	20,131	(20,131)			
Share capital increase payment relating to exercise of "Olivetti common shares 1998 -2002 warrants"	22,049	(22,049)			
Conversion of no. 40,333.010 "Olivetti 1998-2002 f.r. convertible bonds"	20,830,261				
Exercise of "Olivetti common shares 1998 -2002 warrants"	10,414,759				
Free share capital increase from lire 1,000 to lire 1,936.27 per share with consequent re-denomination of capital in euro through use of available reserves					
Use of extraordinary reserve	86,689,342				
Use of additional paid-in capital	2,281,562,043		(2,281,562,043)		
Formation of reserve for conversion of "Olivetti 1998-2002 bonds"					
Formation of reserve for exercise of "1998-2002 warrants"					
Formation of reserve for exercise of 1999-2001 stock options					
Formation of reserve for exercise of 2002-2004 stock options					
Conversion of no. 8,792,983 Olivetti 1998-2002 f.r. convertible bonds	4,541,197				
Use of reserve for free share capital increase following the conversion of no. 8,792,983 "Olivetti f.r. 1998-2002 convertible bonds"	4,251,786				
Exercise of "Olivetti common shares 1998 -2002 warrants"	3,868,207				
Use of reserve for free share capital increase following the exercise of "Olivetti common shares 1998-2002 warrants"	3,621,686				
Share capital increase resolved by the Board of Directors' Meeting held on 9 June 1999 (Stock-options) in accordance with the powers granted by the Extraordinary Shareholders' Meeting held on 7 April 1999	364,963		481,752		
Use of reserves for free share capital increase following the exercise of stock-options	341,704				
Conversion of no. 360,695 "Olivetti 1998-2002 f.r. convertible bonds"		186,283			
Use of the reserve for free share capital increase following the conversion of no. 360,695 "Olivetti 1998-2002 f.r. convertible bonds"		174,412			
Exercise of "Olivetti common shares 1998 -2002 warrants"		19,115			
Use of reserve for free share capital increase following the exercise of "Olivetti 1998-2002 common shares warrants"		17,897			
Share capital increase payment relating to the exercise of "Olivetti common shares 1998-2002 warrants"		13,493			
Use of reserve for free share capital increase following the exercise of "Olivetti common shares 1998-2002 warrants"		12,634			
Total before merger of Tecnost S.p.A.	**4,914,694,381**	**423,834**	**481,752**	**-**	**-**

759

		Other reserves					
Legal reserve	Reserve for treasury stock	Reserves of surplus emerging from the merger	Other	Extraordinary reserve	Retained earnings (accumulated losses)	Net result for the year	Total
-	**2,298,156**	**-**	**-**	**-**	**(159,759,033)**	**2,832,065,255**	**7,454,374,854**
520,249,387				1,987,003,159	159,759,033	(2,667,011,579)	
						(165,053,676)	(165,053,676)
							20,830,261
							10,414,759
				(86,689,342)			
			23,143,831	(23,143,831)			
			16,772,603	(16,772,603)			
			13,037,128	(13,037,128)			
			14,264,521	(14,264,521)			
							4,541,197
			(4,251,786)				
							3,868,207
			(3,621,686)				
							846,715
			(341,704)				
							186,283
			(174,412)				
							19,115
			(17,897)				
							13,493
			(12,634)				
520,249,387	**2,298,156**	**-**	**58,797,964**	**1,833,095,734**	**-**	**-**	**7,330,041,208**

(in euros)	Share capital	Share capital increases to be filed (I bis. and I ter. of Shareholders' Equity)	Additional paid-in capital	Additional paid-in capital in respect of share capital increases to be filed with the Companies Register or shares to be issued	Revaluation reserve
Total before merger of Tecnost S.p.A.	**4,914,694,381**	**423,834**	**481,752**	**-**	**-**
Share capital increase through the issue of no. 1,999,439,092 shares in exchange for no. 1,785,213,475 Tecnost shares owned by third parties		1,999,439,092			
Reserve for surplus emerging from the exchange of Tecnost shares with Olivetti shares					
Reserve for surplus emerging from the cancellation of Tecnost shares					
Use of reserve for exchange of shares:					
Reserve for free share capital increase relating the exercise of "Olivetti ex Tecnost 1999-2004 warrants"					
Additional paid-in capital			2,547,518,244		
Use of reserve following the cancellation of shares:					
Reserve for technological innovation grants (Law no. 46/82)					
Reserve for research grants (Law no. 346/88)					
Reserve for Funds pursuant to Law no. 64/86					
Reserve for VAT on capital expenditure (Law no. 526/82)					
Revaluation reserve (Law no. 413/91)					1,128,827
Legal reserve					
Extraordinary reserve					
Additional paid-in capital			648,212,785		
Result of the year					
Balance as of 31 December 2000	**4,914,694,381**	**1,999,862,926**	**3,196,212,781**	**-**	**1,128,827**

761

Legal reserve	Reserve for treasury stock	Other reserves: Reserves of surplus emerging from the merger	Other reserves: Other	Extraordinary reserve	Retained earnings (accumulated losses)	Net result for the year	Total
520,249,387	**2,298,156**	**–**	**58,797,964**	**1,833,095,734**	**–**	**–**	**7,330,041,208**
							1,999,439,092
		2,665,895,105					2,665,895,105
		1,071,793,327					1,071,793,327
		(118,376,861)	118,376,861				
		(2,547,518,244)					
		(685,713)	685,713				
		(8,741,403)	8,741,403				
		(695,110)	695,110				
		(94,784)	94,784				
		(1,128,827)					
357,069,371		(357,069,371)					
		(55,165,334)		55,165,334			
		(648,212,785)					
						869,820,034	869,820,034
877,318,758	**2,298,156**	**–**	**187,391,835**	**1,888,261,068**	**–**	**869,820,034**	**13,936,988,766**

(in euros)	Share capital	Share capital increases to be filed (I bis. and I ter. of Shareholders' Equity)	Additional paid-in capital	Additional paid-in capital in respect of share capital increases to be filed with the Companies Register or shares to be issued	Revaluation reserve
Balance as of 31 December 2000	**4,914,694,381**	**1,999,862,926**	**3,196,212,781**	**-**	1,128,827
Allocation of 2000 net income as resolved by the Shareholders' Meeting held on 14 June 2001					
Payment of dividends:					
Conversion of no. 360,695 Olivetti 1998-2002 f.r. convertible bonds	360,695	(360,695)			
Exercise of "Olivetti common shares 1998 -2002 warrants"	37,012	(37,012)			
Exercise of "Olivetti common shares 1998 -2002 warrants"	26,127	(26,127)			
Merger of Tecnost S.p.A:					
Share capital increase through the issue of no. 1,999,439,092 shares in exchange for no. 1,785,213,475 shares owned by third parties	1,999,439,092	(1,999,439,092)			
Conversion of no. 7,213,223 Olivetti 1998-2002 f.r. convertible bonds	3,725,319				
Use of reserve for free capital increase following the conversion of no. 7,213,223 Olivetti 1998-2002 f.r. convertible bonds	3,487,904				
Exercise of "Olivetti common shares 1998 -2002 warrants"	2,009,582				
Use of the reserve for free share capital increase following the exercise of "Olivetti common shares 1998 -2002 warrants"	1,881,511				
Exercise of "Olivetti ex Tecnost common shares 1999 -2004 warrants"	1,685		20,709		
Use of the reserve for free share capital increase following the exercise of "Olivetti ex Tecnost common shares 1999 -2004 warrants"	5,623				
Share capital increase resolved by the Board of Directors Meeting held on 9 June 1999 (Stock-options) in execution of the powers conferred by the Extraordinary Shareholders' Meeting held on 7 April 1999	9,408,133		11,488,562		
Use of the reserve for free share capital increase following the exercise of Stock options	8,808,552				
Share capital increase in March 2001 (no. 348,249,405 shares)	348,249,405		557,199,048		
Share capital increase in November 2001 (no.1,491,373,698 shares)	1,491,373,698				
Exercise of "Olivetti common shares 2001/2002 warrants"	192,845		192,818		
Conversion of no. 780,895 Olivetti 1998-2002 f.r.convertible bonds		403,299			
Use of the reserve for free share capital increase following the conversion of no. 780,895 Olivetti 1998-2002 convertible bonds (I bis)		377,596			
Exercise of "Olivetti common shares 1998-2002 warrants" (I bis)		27,153			
Use of the reserve for free share capital increase following the exercise of "Olivetti common shares 1998 -2002 warrants"		25,422			
Exercise of "Olivetti common shares 2001-2002 warrants" (I bis)		6,123		5,309	
Exercise of "Olivetti common shares 1998-2002 warrants" (I ter)		10,863			
Use of the reserve for free share capital increase following the exercise of "Olivetti common shares 1998 -2002 warrants"		10,170			
Exercise of "Olivetti common shares 2001-2002 warrants" (I ter)		5,921		5,133	
Net result of the year					
Balance as of 31 December 2001	**8,783,701,564**	**866,547**	**3,765,113,918**	10,442	1,128,827

		Other reserves					
Legal reserve	Reserve for treasury stock	Reserves of surplus emerging from the merger	Other	Extraordinary reserve	Retained earnings (accumulated losses)	Net result for the year	Total
877,318,758	**2,298,156**	**-**	**187,391,835**	**1,888,261,068**	**-**	**869,820,034**	**13,936,988,766**
43,491,002					571,549,306	(615,040,308)	
						(254,779,726)	(254,779,726)
							3,725,319
			(3,487,904)				
							2,009,582
			(1,881,511)				
							22,394
			(5,623)				
							20,896,695
			(8,808,552)				
							905,448,453
							1,491,373,698
							385,663
							403,299
			(377,596)				
							27,153
			(25,422)				
							11,432
							10,863
			(10,170)				
							11,054
						(871,479,486)	(871,479,486)
920,809,760	**2,298,156**		**172,795,057**	**1,888,261,068**	**571,549,306**	**(871,479,486)**	**15,235,055,159**

Olivetti S.p.A.

Reclassified Income Statement

(in euros)	Year 2001	Year 2000	Changes
Financial income and charges			
1. Income from equity investments in			
Subsidiary companies	73,555,112	1,414,381,919	(1,340,826,807)
Other companies	11,853,361	18,426,268	(6,572,907)
Total income from equity investments	85,408,473	1,432,808,187	(1,347,399,714)
2. Other financial income from:			
Receivables classified as fixed assets	14,819	31,759	(16,940)
Securities classified as current assets	4,202,788	9,326,665	(5,123,877)
Other income:			
Interest income from subsidiary companies	3,991,770	7,924,364	(3,932,594)
Interest income from associated companies	4,516	4,162	354
Interest and other financial income	29,120,917	24,360,471	4,760,446
Total other financial income	37,334,810	41,647,421	(4,312,611)
3. Interest and other financial charges payable to:			
Subsidiary companies	(814,204,575)	(331,067,484)	(483,137,091)
Others	(152,423,847)	(76,761,463)	(75,662,384)
Total interest and other financial charges	(966,628,422)	(407,828,947)	(558,799,475)
Total financial income and charges (1+2+3)	**(843,885,139)**	**1,066,626,661**	**(1,910,511,800)**
Value adjustments to financial assets			
4. Revaluation of equity investments	-	-	-
5. Write-down of equity investments	(175,226,612)	(10,208,668)	(165,017,944)
Total value adjustments to financial assets (4+5)	**(175,226,612)**	**(10,208,668)**	**(165,017,944)**
6. Other income from operations	**15,209,057**	**17,216,176**	**(2,007,119)**
Other costs from operations			
7. Non-financial services	(49,093,106)	(49,079,749)	(13,357)
8. Leases and rentals	(2,532,780)	(2,538,537)	5,757
9. Personnel	(13,100,260)	(11,885,149)	(1,215,111)
10. Amortisation, depreciation and write-downs	(64,475,325)	(35,786,108)	(28,689,217)
11. Provision for risk and charges	(191,808,785)	(15,001,368)	(176,807,417)
12. Miscellaneous operational expenses	(3,225,442)	(3,619,154)	393,712
Total other costs from operations	**(324,235,698)**	**(117,910,065)**	**(206,325,633)**
Result from ordinary operations	**(1,328,138,392)**	**955,724,104**	**(2,283,862,496)**
Extraordinary income and charges			
13. Income	23,667,842	26,889,750	(3,221,908)
14. Charges	(16,459,583)	(1,562,097)	(14,897,486)
Extraordinary income	**7,208,259**	**25,327,653**	**(18,119,394)**
Result before taxation	**(1,320,930,133)**	**981,051,757**	**(2,301,981,890)**
15. Income taxes for the year	449,450,647	(111,231,723)	560,682,370
NET INCOME (LOSS) FOR THE YEAR	**(871,479,486)**	**869,820,034**	**(1,741,299,520)**

765

Olivetti S.p.A.

Statement of Changes in Financial Position

(in millions of euros)	Year 2001	Year 2000
A. Net financial resources (indebtedness) at the beginning of the year	**(17,990.9)**	**(2,058.4)**
B. Cash-flow from operating activities		
Net income (loss) for the year:	(871.5)	
Results before Tecnost merger		*(179.7)*
Results from Tecnost merger		*1,160.8*
Taxes		*(111.2)*
Total		869.9
Changes following the merger of Tecnost S.p.A.		(16,553.4)
Amortization and depreciation	63.0	21.0
Net gains from disposal of fixed assets	(1.0)	(18.1)
Writedown of fixed assets	64.2	10.2
Change in operating working capital	810.3	84.4
Net change in reserve for severance indemnities	(0.3)	(2.1)
Other	-	39.2
	64.7	**(15,548.9)**
C. Cash-flow from investing activities		
Capital investments:		
Intangible assets	(153.1)	(2.2)
Tangible assets	(1.4)	(1.1)
Financial assets	(438.7)	(256.5)
Proceeds from the disposal of fixed assets	27.4	0.6
	(565.8)	**(259.2)**
D. Cash-flow from financing activities		
Capital increases	2,424.3	40.7
Distribution of dividends	(254.8)	(165.1)
	2,169.5	**(124.4)**
E. Net cash-flow of the year (B+C+D)	**1,668.4**	**(15,932.5)**
F. Net financial resources (indebtedness) at the end of the year (A+E)	**(16,322.5)**	**(17,990.9)**

The Board of Directors

766


Consolidated Financial Statements of the Olivetti Group
at 31 December 2001
Balance Sheet
Income Statement
Explanatory Notes

Olivetti Group
Consolidated Balance Sheet (in millions of euros)

ASSETS	31.12.2001	31.12.2000 restated (*)	31.12.2000 original
A) AMOUNTS DUE FROM SHAREHOLDERS	1	1	1
B) FIXED ASSETS			
I. Intangible fixed assets			
1) Start-up and expansion costs	126	94	94
2) Industrial patents and intellectual property rights	1,291	827	837
3) Concessions, licenses, trademarks and similar rights	4,307	3,315	3,505
4) Goodwill	50	72	72
5) Assets in process of formation and advance payments	874	840	840
6) Other assets	735	516	654
7) Consolidation differences	31,837	33,510	33,638
Total intangible fixed assets	39,220	39,174	39,640
II. Tangible fixed assets			
1) Land and buildings	3,137	2,917	3,208
2) Plant and machinery	16,695	16,343	18,170
3) Industrial and commercial equipment	83	93	92
4) Other assets	746	613	849
5) Assets under construction and advance payments	1,436	1,106	1,457
Total tangible assets	22,097	21,072	23,776
III. Financial fixed assets			
1) Equity investments in			
subsidiary companies	19	26	26
associated companies	4,651	7,556	7,166
other companies	387	384	387
advances on future capital contributions	1,659	187	187
2) Financial receivables			
Due within 12 months from			
others	82	78	78
3) Non financial receivables			
Due within 12 months from			
subsidiary companies	2		
others	80	111	111
Due after 12 months from			
associated companies	117	127	127
others	273	239	242
4) Other securities			
Guarantee deposits	1	1	1
Other	86	664	668
5) Treasury stock	393	393	393
Total financial fixed assets	7,750	9,766	9,386
Total financial fixed assets (B)	**69,067**	**70,012**	**72,802**

(*) Amounts restated by consolidating the Nortel Inversora Group with the equity method instead of the proportional method.

769

	31.12.2001	31.12.2000 restated (*)	31.12.2000 original
C) CURRENT ASSETS			
I. Inventories			
1) Raw, ancillary and consumable materials	42	50	51
2) Work-in progress and semi-finished products	29	32	35
3) Contract work-in progress	352	471	471
4) Finished products and goods for resale	436	356	402
5) Advances to suppliers	2	9	9
Total inventories	861	918	968
II. Receivables			
Due within 12 months from			
customers	8,251	7,862	8,322
subsidiary companies	32	42	42
associated companies	569	466	444
others	4,908	3,966	4,030
Due after 12 months from			
customers	3	5	5
others	725	754	754
Total receivables	14,488	13,095	13,597
III. Financial assets			
Equity investments	393	739	739
Securities	3,616	2,759	2,909
Receivables for securities held under reverse repurchase agreements	4	1	1
Total financial assets not held as fixed assets	4,013	3,499	3,649
IV. Liquid funds			
Bank and post office deposits	3,626	2,745	2,763
Cash	76	7	8
Total liquid fund	3,702	2,752	2,771
Total current assets (C)	**23,064**	**20,264**	**20,985**
D) ACCRUED INCOME AND PREPAID EXPENSES			
1) Discounts on loan issues and deferred charges on loans	131	23	24
2) Other accrued income and prepaid expenses	1,964	1,532	1,548
Total accrued income and prepaid expenses (D)	**2,095**	**1,555**	**1,572**
TOTAL ASSETS	**94,227**	**91,832**	**95,360**

(*) Amounts restated by consolidating the Nortel Inversora Group with the equity method instead of the proportional method.

LIABILITIES AND SHAREHOLDERS' EQUITY		31.12.2001	31.12.2000 restated (*)	31.12.2000 original
A) SHAREHOLDERS' EQUITY				
I.	*Share capital*	8,784	4,915	4,915
I bis.	*Share capital increase to be filed with the Companies Register (article 2444 Civil Code*	1	-	-
I ter.	*Share capital increase payment relating to shares to be issued*			
I quater.	*Shares to be issued in exchange for Tecnost S.p.A. shares*	-	1,999	1,999
II.	*Additional paid-in capital*	3,765	3,196	3,196
II bis.	*Additional paid-in capital in respect of share capital increases to be filed with the Companies Register and of shares to be issued*	-	-	-
III.	*Revaluation reserves*	1	1	1
IV.	*Legal reserve*	921	877	877
V.	*Reserve for treasury stock*	2	2	2
VII.	*Other reserves*	2,452	2,466	2,466
VIII.	*Sundry reserves, retained earnings and accumulated losses*	(107)	1,340	1,340
IX.	*Group income (loss) for the year*	(3,090)	(940)	(940)
Group shareholders' equity		**12,729**	**13,856**	**13,856**
X.	*Minority interests*	13,624	16,673	17,510
Total shareholders' equity (A)		**26,353**	**30,529**	**31,366**
B) RESERVES FOR RISKS AND CHARGES				
1)	Employee pensions and similar obligations	66	31	31
2)	Taxation	759	1,152	1,321
3)	Other provisions	3,333	1,727	1,727
Total reserves for risks and charges (B)		**4,158**	**2,910**	**3,079**
C) RESERVE FOR EMPLOYEE SEVERANCE INDEMNITIES		**1,414**	**1,388**	**1,388**

(*) Amounts restated by consolidating the Nortel Inversora Group with the equity method instead of the proportional method.

771

	31.12.2001	31.12.2000 restated (*)	31.12.2000 original
D) PAYABLES			
Due within 12 months			
1) Bonds	180	339	404
2) Convertible bonds	16		
3) Due to banks	7,412	13,784	14,034
4) Due to other lenders	412	428	449
5) Advances	399	376	376
6) Due to suppliers	6,351	6,620	7,047
7) Due to subsidiary companies	27	6	6
8) Due to associated companies	421	744	739
9) Due to tax authorities	937	928	960
10) Due to social security authorities	284	292	294
11) Other payables	4,770	4,347	4,486
Due after 12 months			
1) Bonds	22,871	16,723	17,658
2) Convertible bonds	8,956	2,855	2,855
3) Due to banks	3,453	4,051	4,617
4) Due to other lenders	1,413	1,300	1,318
5) Due to suppliers	156	32	35
6) Notes payable	220	50	50
7) Due to associated companies	474	506	506
8) Due to tax authorities	82	2	2
9) Due to social security authorities	1,236	1,365	1,365
10) Other payables	181	554	584
Total payables (D)	**60,251**	**55,302**	**57,785**
E) ACCRUED EXPENSES AND DEFERRED INCOME			
Premiums on loan issues	-	-	-
Other accrued expenses and deferred income	2,051	1,703	1,742
Total accrued expenses and deferred income (E)	**2,051**	**1,703**	**1,742**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**94,227**	**91,832**	**95,360**

MEMORANDUM ACCOUNTS	31.12.2001	31.12.2000 restated (*)	31.12.2000 original
Personal guarantees given, net of counter-securities received	1,538	3,121	3,106
Guarantees on Group companies assets	163	2	2
Commitments	5,431	5,001	5,001
Other accounts	295	266	266
TOTAL MEMORANDUM ACCOUNTS	**7,427**	**8,390**	**8,375**

(*) Amounts restated by consolidating the Nortel Inversora Group with the equity method instead of the proportional method.

Olivetti Group
Consolidated Income Statement (in millions of euros)

	Year 2001	Year 2000 restated (*)	Year 2000 original
A) VALUE OF PRODUCTION			
1) Revenues from sales and services	32,016	28,374	30,116
2) Changes in inventories of work-in progress, semi-finished and finished products	(15)	42	45
3) Changes in contract work-in progress	(119)	248	248
4) Capitalised production	583	831	912
5) Other revenues and income:			
grants	26	21	21
other	450	438	462
Total value of production (A)	**32,941**	**29,954**	**31,804**
B) COSTS OF PRODUCTION			
6) Raw, ancillary and consumable materials and goods for resale	2,640	2,931	3,058
7) Services received	9,782	8,162	8,623
8) Leases and rentals	1,096	780	827
9) Personnel:			
a) wages and salaries	3,522	3,480	3,667
b) social security charges	1,042	1,121	1,172
c) employee severance indemnities	222	252	252
d) other	133	112	154
	4,919	4,965	5,245
10) Amortisation, depreciation and writedowns			
a) Amortisation of intangible fixed assets	3,565	2,340	2,395
b) Depreciation of tangible fixed assets	4,080	4,179	4,561
c) Other writedowns of fixed assets	17	48	48
d) Writedowns of receivables classified as current assets and of liquid funds	448	412	495
	8,110	6,979	7,499
11) Changes in inventories of raw, ancillary and consumable materials and goods for resale	(42)	(6)	(25)
12) Provisions for risks	389	143	154
13) Other provisions	97	59	59
14) Other operational expenses	858	872	930
Total costs of production (B)	**27,849**	**24,885**	**26,370**
DIFFERENCE BETWEEN VALUE AND COSTS OF PRODUCTION (A-B)	**5,092**	**5,069**	**5,434**

(*) Amounts restated by consolidating the Nortel Inversora Group with the equity method instead of the proportional method.

773

	Year 2001	Year 2000 restated (*)	Year 2000 original
C) FINANCIAL INCOME AND CHARGES			
15) Income from equity investments			
Subsidiary companies	9	6	6
Associated companies	8	80	80
Other	204	307	308
	221	393	394
16) Other financial income			
a) From receivables classified as fixed assets due from			
associated companies	6	10	10
others	16	9	10
b) From securities held as fixed assets	3		
c) From securities held as current assets	295	167	171
d) Other interest and financial income from			
subsidiary companies	1	1	1
associated companies	17	17	15
others	887	565	601
	1,225	769	808
17) Interest and other financial charges	(4,330)	(2,444)	(2,641)
Total financial income and charges (C)	**(2,884)**	**(1,282)**	**(1,439)**
D) VALUE ADJUSTMENTS TO FINANCIAL ASSETS			
18) Revaluations of			
equity investments	168	298	276
securities held as current assets	30	4	4
	198	302	280
19) Writedowns of			
equity investments	(2,157)	(1,324)	(1,314)
financial fixed assets	(49)	(134)	(134)
securities held as current assets	(188)	(38)	(38)
	(2,394)	(1,496)	(1,486)
Total value adjustments to financial assets (D)	**(2,196)**	**(1,194)**	**(1,206)**
E) EXTRAORDINARY INCOME AND CHARGES			
20) Income			
gains on disposals	465	1,408	1,408
other income	531	297	297
	996	1,705	1,705
21) Charges			
losses on disposals	(48)	(16)	(15)
prior years taxation	(5)	(6)	(6)
other charges	(4,052)	(1,518)	(1,549)
	(4,105)	(1,540)	(1,570)
Total extraordinary income and charges (E)	**(3,109)**	**165**	**135**
RESULT BEFORE TAXATION AND MINORITY INTERESTS (A-B+C+D+E)	**(3,097)**	**2,758**	**2,924**
22) Income taxes for the year	(579)	(1,813)	(1,923)
23) Result attributable to minority shareholders	586	(1,885)	(1,941)
24) GROUP NET RESULT FOR THE YEAR	**(3,090)**	**(940)**	**(940)**

(*) Amounts restated by consolidating the Nortel Inversora Group with the equity method instead of the proportional method.

774

Explanatory Notes

Basis of presentation

The consolidated financial statements for the year ended 31 December 2001 have been prepared in accordance with Legislative Decree no. 127 of 9 April 1991. They comprise the Consolidated Balance Sheet (prepared in accordance with the formats specified in articles 2424 and 2424 bis of the Italian Civil Code with suitable adaptations), the Consolidated Income Statement (prepared in accordance with the formats specified in articles 2425 and 2425 bis of the Italian Civil Code with suitable adaptations) and these Explanatory Notes.

The explanatory notes are provided to illustrate, analyse and, in some cases, supplement the data reported in the financial statements. They include the information required by article 38 of Legislative Decree no. 127/1991 and by other provisions contained therein, as well as by provisions issued by the Italian Securities and Stock Exchange Board (CONSOB); they also provide additional information, even where not required by specific legislation, if deemed necessary to present a true and fair view.

The financial statements used for consolidation purposes are those as at 31 December 2001 approved by the Shareholders' Meetings of the individual companies or prepared by the respective Boards of Directors for such approval, adjusted, where necessary, to eliminate entries recorded solely for fiscal purposes and to align them with the accounting policies adopted by the Group. Such accounting policies are consistent with legislation governing consolidated financial statements, interpreted by the accounting principles established by the Italian Accounting Profession.

Consolidation area

The consolidated financial statements as at 31 December 2001 were prepared using the financial statements of the Parent Company Olivetti S.p.A. and those of the Groups and companies it controls directly and indirectly (that is to say, in which, at 31 December 2001, the Parent Company directly or indirectly held the majority of voting rights at ordinary Shareholders' Meetings, or sufficient votes to exercise a dominant influence), with the exception of a number of minor subsidiary companies and of companies sold since 31 December 2001. Specifically, Telecom Italia S.p.A. and its subsidiary companies (hereinafter referred to as the Telecom Italia Group), which contributed 96% of consolidated revenues, were included through line-by-line consolidation of the Telecom Italia Group consolidated financial statements (approved by the Board of Directors and audited by Reconta Ernst & Young S.p.A.), after the necessary consolidation adjustments.

Beginning with the consolidated financial statements as at 31 December 2001, Nortel Inversora and the Telecom Argentina Group (Nortel Inversora Group) were consolidated with the equity method; the Nortel Inversora Group was consolidated on a proportional basis in the 2000 consolidated financial statements pursuant to article 37 of Legislative Decree no. 127/1991.

To provide a basis for comparison, the most significant changes are also shown in respect of figures for 2000 restated after deconsolidation of the Nortel Inversora Group.

The complete list of investee companies is contained in the Exhibit to these explanatory notes ("List of companies included in the consolidated financial statements as at 31 December 2001 and of equity investments, pursuant to articles 38 and 39 of Legislative Decree no. 127/1991").
The main changes in the Telecom Italia Group consolidation area compared with 31 December 2000 are as follows:
a) inclusion in the consolidation area:
- for *Domestic Wireline*: the companies Latin American Nautilus, Mediterranean Nautilus, Telecom Italia Spain, TI Telecom Italia (Austria) Telekommunikationsdienste, Telecontact Center;
- for *Mobile*: TIM Brasil, TIM Celular Centro Sul (ex Bluecel), TIM Sao Paulo (ex Starcel), TIM Rio Norte (ex Unicel);
- for *International Operations*: Entel Chile Group; in the Jet Multimedia Group, Victorie Multimedia, Victoire Multimedia Informatique;
- for *Internet and Media*: the companies Free-Finance, Xoom.it, the groups Consodata, Telegate, TDL Infomedia and Holding Media e Comunicazione (ex Cecchi Gori Communications), NetCreations and a number of companies active in publishing and professional communications;
- for *IT Services*: Webred and Netikos Finland;
- for *Satellite Services*: Telespazio North America, e-Geos;
- for *Telecom Italia Lab*: Loquendo; Telecom Italia Lab S.A.; Telecom Italia Lab General Partner;
- for "others": ISM and N.V. Vertico.
The Seat Pagine Gialle, Jet Multimedia, Mageos Explorer (ex Europe Explorer) and Maxitel groups and the Corporacion Digitel and Eustema companies, which were consolidated only with regard to balance-sheet headings as at 31 December 2000, in the consolidated financial statements as at 31 December 2001 were consolidated line by line also with regard to income statement.
b) exclusion from the consolidation area:
- for *Domestic Wireline*: TMI Hong Kong, TMI Hungary;
- for *Mobile*: U-Mobil;
- for *International Operations*: Nortel Inversora, Telecom Argentina Group, Iber Explorer;
- for *Internet and Media*: Polix, Consodata Interactive, Consodata Italia, Infoconcert, Consodata Systeme, Living Lifestyle, companies of the Thomson Directories Group;
- for *IT Services*: Bisiel, Aska, Jmac Consiel, Sit;
- for *Satellite Services*: Com.star, Iridium Italia, Telespazio Ireland.
In fiscal 2000, the Sirti and Italtel groups were consolidated only with regard to income.

Consolidation principles

The most significant consolidation principles adopted for the consolidated financial statements as at 31 December 2001 are as follows:
a) the assets and liabilities of the companies consolidated on a line-by-line basis are stated by eliminating the book value of each consolidated equity investment against the related portion of shareholders' equity.

776

b) the assets and liabilities of companies controlled jointly with other bodies and consolidated with the proportional method are stated for a share equivalent to the Group's percentage of ownership, by eliminating the book value of each consolidated equity investment against the related portion of shareholders' equity.
c) unrealised gains and losses deriving from operations between Group companies are eliminated, as are all receivables, payables, dividends and transactions between companies in the consolidation area.
d) goodwill (or consolidation difference), defined as the difference between the purchase price of subsidiary companies and their current value at the time of acquisition, if positive, is classified under the asset heading "Consolidation differences", which represents the future earnings capacity of the company, and amortised over the period in which such goodwill is expected to provide benefit; if negative, it is classified under the equity reserve "Consolidation reserve". The income statements of subsidiaries acquired during the year are consolidated for the full year; pre-acquisition results not pertaining to the Group are reversed under a specific income statement heading.
Consolidation differences relating to equity investments in associated companies, if positive, are included in the investment cost and amortised over the period in which they are expected to provide benefit.
e) minority shareholders' interests in the equity and net result for the year of the consolidated subsidiaries are disclosed separately under specific headings of consolidated shareholders' equity and consolidated income, respectively.
f) capital gains and losses arising from the sale of shares in Group companies to third parties are recorded under income. In the event of a share capital increase of a Group company, subscribed by a minority shareholder only, any capital gains or losses arising as the difference between the value of the Group's share of equity before and after the various operations are recorded under income.
g) provisions and value adjustments recorded by consolidated companies to obtain tax benefits allowed under current legislation are eliminated from the consolidated financial statements, taking due account of any related tax effects.

Translation into euro of financial statements denominated in foreign currency

a) The financial statements of foreign subsidiary companies resident in non-European Monetary Union (EMU) countries are translated into euro by applying the year-end exchange rates to balance sheet headings and the average exchange rates for the year to income statement headings. Any differences arising in respect of the rates at the end of the previous financial year are reported separately under a specific consolidated shareholders' equity heading "Sundry reserves, retained earnings and accumulated losses".
The financial statements of foreign subsidiary companies resident in EMU countries are translated into euro using the fixed exchange rates defined by the European Commission on 31 December 1998.
b) The exchange rates at 31 December 2001 and 2000 and the average rates for 2001 and 2000 used to translate into euro the financial statements of foreign companies resident in EMU countries are set out below:



Euro/Local currency	
Italian Lira	1,936.27
Deutsche mark	1.95583
Belgian franc	40.3399
Spanish peseta	166.386
French franc	6.55957
Dutch guilder	2.20371
Austrian shilling	13.7603
Portuguese escudo	200.482
Finnish markka	5.94573
Irish pound	0.787564
Greek drachma (*)	340.75

(*) Exchange rate from 31 December 2000.

The exchange rates used for currencies of non-EMU countries are set out below:

	Exchanges rates Euro/Local Currency					
			average for the year 2001		average for the year 2000	
	31.12.2001	31.12.2000	Telecom Italia Group	Others	Telecom Italia Group	Others
European currencies						
Danish krone	7.43650	7.46310	-	-	-	7.4516
Norwegian krone	7.95150	8.23350	-	-	-	8.0906
Swedish krone	9.30120	8.83130	-	9.14077	-	8.4602
Hungarian forint	245.180	265.000	256.624	-	260.042	-
Swiss franc	1.48290	1.52320	-	-	1.5571	1.5232
British pound	0.60850	0.62410	0.62187	0.61757	0.60919	0.60925
Roumanian leu	27,817.2	24,203.4	27,817.2	-	19,757.8	-
Russian rublo	26.8524	26.5660	26.1487	-	25.8828	-
Polish zloty	3.49530	3.84980	3.67004	-	4.00546	-
Greek drachma	-	-	-		336.626	-
Non-European currencies						
Venezuelan bolivar	672.432	677.851	679.55	640.539	-	625.782
Bolivian	6.00473	5.92260	5.89386	-	5.64857	-
Costa Rica colon	302.762	298.301	297.435	-	284.369	-
Australian dollar	1.72800	1.67700	-	-	-	-
Canadian dollar	1.40770	1.39650	-	-	1.3684	-
Hong Kong dollar	6.87230	7.25780	6.98554	6.8730	7.1758	7.2578
Singapore dollar	1.63060	1.61260	-	-	-	-
US dollar	0.88130	0.93050	0.89564	0.89006	0.92089	0.91809
Japanese yen	115.330	106.920	-	108.721	-	99.2806
Argentine peso	1.49821	0.93050	0.89564	0.91112	0.92089	0.91809
Chilean peso	577.066	520.137	567.384	564.356	487.8483	504.285
Colombian peso	2,019.22	1,985.21	-	2,047.85	-	1,941.75
Mexican peso	8.05711	8.91670	-	8.29024	-	8.70056
South African rand	10.43020	7.03920	-	7.62055	-	6.38472
Brazilian real	2.08224	1.82010	2.10294	2.09923	1.68317	1.67732
Peruvian sol	3.03343	3.28090	-	3.13306	-	3.22623

The average exchange rates for 2001 and 2000 used to translate income statements denominated in non-EMU currencies were determined as follows:

- for companies in the Telecom Italia Group: the arithmetic average of the euro/foreign currency rates for 2001 and the Italian lire/foreign currency rates for 2000 detailed in the explanatory notes to the Telecom Italia consolidated financial statements for the years in question;
- for the other companies in the Olivetti Group: the average rates weighted against monthly revenues to take due account of seasonal business trends, in line with the principles adopted in the previous financial periods.

The financial statements of companies operating in highly inflationary economies, where cumulative inflation has exceeded 100% over the last three years (and is not expected to decrease in the short term), have been adjusted in accordance with inflation accounting procedures by restating historical book values on the basis of indices that reflect the real change in the purchasing power of local currencies. In order to avoid distortions to results, the year-end exchange rates have been used to translate the income statements of these companies, rather than the average rates for the year. The following companies adopt inflation accounting procedures: Digitel C.A. (Venezuela), Finsiel Romania S.r.l. (Romania) and IS Tim Telekomunikasyon Hitzmetleri A.S. (Turkey).

Economic trends in Argentina generated significant exchange rate changes following termination of parity with the US dollar. Financial statements denominated in Argentine pesos have been translated into euros by applying the average exchange rate for the income statement, based on an exchange rate of 1 peso for 1 US dollar, with the exception of exchange rate differences originating from items in currencies other than the peso, which, like the balance sheet, have been translated into euros based on an exchange rate of 1.7 pesos for 1 US dollar.

Accounting policies

The accounting policies adopted for the preparation of the consolidated financial statements comply with those established by law and are consistent with those adopted in the previous financial period.

The accounting policies adopted for the various headings are illustrated below.

Intangible fixed assets

Intangible fixed assets are stated at purchase or production cost including related accessory charges, and are amortised over their residual working life; intangible fixed assets are written down to reflect any other than temporary impairment in value; their book value is reinstated in subsequent years if the reasons for such writedowns no longer apply.

Start-up and expansion costs are amortised over five years.

Industrial patents and intellectual property rights are amortised in respect of their expected working life, over five years (for industrial patents) or predominantly over three years (software), as from the year in which they enter service.

Concessions, licences, trademarks and similar rights are amortised in respect of their expected useful working life (licences are amortised over the term of the relevant contracts).
Purchased goodwill relating to the acquisition of businesses or business units is capitalised and generally amortised over five years.
Assets in process of formation and advance payments refer to costs sustained for current software development projects. Due to their nature and value, these projects are of high business and management importance and offer strong prospects of future revenues or containment of costs.
The heading Other includes expenses in respect of buildings owned by third parties (generally amortised over the term of the relevant leases), rights of way acquired by Telecom Italia to ensure extension of its transmission capacity over non-Italian territory (amortised over the residual life of the contracts with the foreign operators who own the facilities to which the rights refer).

Tangible fixed assets

Tangible fixed assets are recorded at purchase or construction cost restated in accordance with specific monetary revaluation laws and amortised over their residual working lives.
Assets are written down to reflect any other than temporary impairment in value; the original value is reinstated in subsequent periods if the reasons for such writedowns no longer exist.
Tangible fixed assets under construction are stated at the direct costs incurred.
Ordinary maintenance costs are charged in full to expenses.

Equity investments

Long-standing equity investments are classified as financial fixed assets; equity investments acquired for subsequent sale or intended to be sold are classified as financial assets not held as fixed assets.
Equity investments classified as financial fixed assets in unconsolidated companies in which at least 20% of voting rights are held are valued with the equity method. Other equity investments classified as financial fixed assets in unconsolidated companies are recorded at cost written down to the corresponding portion of shareholders' equity resulting from the latest financial statements of the investee company in order to reflect other than temporary impairments in value. Losses in value in excess of the corresponding book values are recorded under reserves for risks and charges. The book value of such equity investments in any case is determined on the basis of reasonable expectations of utility and recovery in future financial periods, if lower.
Equity investments purchased for trading purposes and consequently classified under current assets, in consolidated or unconsolidated listed companies, are stated at the lower of purchase cost and realisable value based on year-end stock market prices.
Writedowns of equity investments (both those held as financial fixed assets and those held as current assets) are eliminated in subsequent years if the reasons for such writedowns no longer exist.

Other securities (other than equity investments)

Securities to be held until maturity are classified as financial fixed assets; marketable securities are classified as financial assets not held as fixed assets.

Securities held as fixed assets are stated at purchase cost adjusted on an accrual basis to reflect the difference between purchase cost and redemption value, written down to reflect any other than temporary impairment in value.
Securities held as current assets are recorded at the lower of purchase cost, adjusted on an accrual basis to reflect the issue spread, and presumed realisable value based on market trends.
Writedowns of securities are eliminated in subsequent years if the reasons for such writedowns no longer exist.
Securities purchased through reverse repurchase agreements with an obligation of resale on maturity are classified as financial assets not held as fixed assets and stated at purchase cost. The differences between the spot and forward prices are charged or credited to the income statement on an accrual basis, with a counter-item under accrued income/expenses.

Inventories

Inventories are valued at the lower of purchase or production costs and market value.
The methods used to determine cost are as follows:
- raw materials and finished products: LIFO based on annual layers for the Telecom Italia Group and weighted average for the Olivetti Tecnost Group;
- goods: weighted average;
- work-in-progress and semi-finished products: production cost;
- short-term contract work-in-progress: industrial cost;
- long-term contract work-in-progress: percentage of completion method, based on the agreed considerations, also taking account of presumed losses until completion and other possible related risks.

Raw materials, finished products and goods in excess of foreseeable production requirements, slow-moving items or items subject to obsolescence are written down to presumed realisable value.

Accounts receivable and payable

Accounts receivable are stated at estimated realisable value and classified under financial fixed assets or current assets.
Accounts payable are stated at face value.
Foreign currency receivables and payables are stated on the basis of year-end exchange rates; any translation gains or losses arising in respect of the original exchange rates are recorded under "financial income" and "financial charges" respectively.
Receivables due to the consolidated subsidiary TIM from almost all its dealers have been transferred to a factoring company (without recourse, within the agreed limits). As each receivable falls due, the factoring company pays TIM the relative face value, minus amounts due to dealers for services rendered. TIM has not provided guarantees in respect of this operation.

Telephone Companies Employees Social Security Fund

Pursuant to law no. 58/1992, Telecom Italia is required to provide full national insurance coverage for all employees on the payrolls of STET, SIP, Italcable and Telespazio as at 20 February 1992, as well as for all employees transferred from the Public Administration to IRITEL, through the Telephone Companies

781

Employees Social Security Fund (Fondo Previdenza Telefonici – FPT). This coverage also extends to previous periods of employment in other companies. The amounts due are to be calculated by the Italian National Social Security Board (INPS) and paid in 15 annual instalments. Subsequently, art. 66 of Law no. 427/1993 ruled that these costs be recorded in the company's financial statements on a cash basis and deducted against taxes for the years in which the payments are made.
The amount of the liability is uncertain, since Telecom Italia and the INPS do not agree on the calculation methods to be used.
The matter is currently being examined in the Courts. Telecom Italia believes that the total liability at 31 December 2001 in respect of the above payments is between 960 million euros and 1,284 million euros (of which 334 million have already been paid), net of the residual amount already recorded by IRITEL and currently carried in the financial statements of Telecom Italia and TIM following the merger of IRITEL.
In accordance with accepted accounting principles, a payable for an amount consistent with the minimum estimated liability has been recorded in the Olivetti Group's consolidated financial statements for the purposes of determining consolidation goodwill.

Accruals, prepayments and deferrals

Accruals, prepayments and deferrals are determined to reflect the correct apportionment of costs and revenues applicable to two or more financial periods.

Reserves for risks and charges

Taxation: reserves are provided to cover presumed tax liabilities (including any surcharges and arrears interest) in respect of open or disputed positions, and also to cover deferred taxes.
In addition, deferred and prepaid taxes are recognised for temporary differences between the book value and the tax value of the assets and liabilities of the individual consolidated companies, and also for consolidation adjustments.
In accordance with prudent accounting principles, prepaid tax assets are not recognised unless there is a reasonable certainty that future taxable income will be available in the years in which the temporary differences will be reversed.
Prepaid taxes and deferred taxes are recorded in the consolidated financial balance sheet under, respectively, the current assets heading "receivables due from others" and the "reserve for taxation" as a counter-item to "income taxes for the year".
The tax benefit of tax loss carry-forwards is recognised to the extent that there is a reasonable expectation of realising the said benefit.
Deferred taxes on equity reserves and provisions not subject to taxation of consolidated companies or companies accounted for using the equity method are recognised when such reserves are distributed or utilised and are thus liable for taxation.

Other provisions: these amounts are provided largely to cover likely known charges whose timing and extent are however uncertain at year-end. The provisions reflect best estimates based on the commitments undertaken and the information available.

Employee severance indemnities

This provision is formed in accordance with current legislation and labour contracts and reflects the liability accrued to all employees of the consolidated companies as at the balance-sheet date. Receivables arising as a result of advance tax payments on employee severance indemnities pursuant to law no. 662 of 23 December 1996 and subsequent amendments are revalued in accordance with such law and classified under the financial fixed assets heading "other receivables".

Grants

Grants related to income (directly credited to the Income Statement) and grants related to assets are recognised in the period in which the documents confirming payment are filed, or in the period in which the related costs are sustained in cases when payment is based on established procedures.
Specifically, grants related to assets are recognised on an accrual basis: they are classified as deferred income and subsequently credited to income as the assets to which they refer are amortised.

Revenues

Revenues are recognised as they arise, as follows:
a) *telecommunications services*: in the year the services are provided; in particular, traffic revenues have been stated gross of amounts due to third-party operators;
b) *IT operations, innovative network services and other operations*: to the extent that the relevant services are provided during the year;
c) *manufacturing and installation operations*: on delivery of goods in the case of supplies or on completion of work in the case of services, consistently with contractual commitments;
d) *office products*: on delivery.

Leased assets

Assets held under finance lease contracts are classified under fixed assets and amortized beginning from the contract date at the rates applied to proprietary assets of a similar nature. A financial payable is recorded for an equivalent amount and gradually reduced as payment is made. Financial charges and amortization charges provided in respect of leased asset values are charged to income on an accrual basis. Capital gains realised on the sale of assets to leasing companies that are immediately leased back through finance lease contracts are deferred in the balance sheet and credited to consolidated income over the lease term.

Dividends

Dividend income from subsidiaries is recorded in the period to which they accrue (i.e., the year in which the corresponding income is earned) and eliminated during consolidation. Deferred taxes are provided in respect of such income. In line with accrual accounting procedures, tax credits arising on collection of dividends are also credited to deferred tax assets in the year the dividends accrue, with a balance-sheet counter-item under the heading "Prepaid taxes" in other receivables.

Dividends from non-subsidiary companies and related tax credits are recorded in the year in which such dividends are declared, which generally coincides with the year of collection.

Memorandum accounts

Guarantees given - referring in the main to suretyships - are stated for an amount reflecting the value of securities, net of counter-securities received.
Purchase and sale commitments reflect year-end contractual amounts which have not been included in the normal "operating cycle" and portions not yet executed.

Derivative instruments

Hedging instruments are assessed on a consistent basis with the assets and liabilities covered and the relative financial flows are charged to income on an accrual basis over the term of the contract, with accrual and deferral contra-items under assets and liabilities.
Non-hedging derivatives are assessed by comparing the instrument value at the contract date and its year-end value. Any losses are charged to income, while gains are not recorded since they are not realised.
Premiums collected (paid) on the sale or purchase of put and call options on listed portfolio shares are classified under "other payables" or "receivables due from others". If the option is exercised, the premium collected (paid) is treated as an accessory component of the purchase cost or selling price of the underlying instruments; if the option is not exercised, the premium collected (paid) is recorded under financial income (financial charges). Purchase or sale commitments in respect of the sale of put and call options are illustrated in these notes, in the section "Hedging instruments and other derivatives".

Exceptions allowed under article 2423, paragraph 4, of the Italian Civil Code

No exceptions pursuant to article 2423, par 4, of the Italian Civil Code have been made in the financial statements as at 31 December 2001.

Changes in the application of accounting policies

No changes have been adopted in accounting or evaluation policies for financial statement items in 2001.



Comments on consolidated assets

B) Fixed assets

I. Intangible fixed assets

Net intangible fixed assets at 31 December 2001 amounted to 39,220 million euros (39,640 million euros at 31 December 2000).

(in millions of euros)	Net book value at 31.12.2000 original	Exclusion of Nortel Inversora from consolidation	Net book value at 31.12.2000 restated	Increases	Amortisations	Other changes	Net book value at 31.12.2001
Start-up and expansion costs	94		94	100	45	(23)	126
Industrial patents and intellectual property rights	837	(10)	827	492	966	938	1,291
Concessions, licences, trade-marks and similar rights	3,505	(190)	3,315	1,142	84	(66)	4,307
Goodwill	72		72	3	12	(13)	50
Assets in process of formation and advance payments	840		840	1,018		(984)	874
Other	654	(138)	516	159	176	236	735
Consolidation differences	33,638	(128)	33,510	1,193	2,282	(584)	31,837
Total	**39,640**	**(466)**	**39,174**	**4,107**	**3,565**	**(496)**	**39,220**

Start-up and expansion costs comprised costs relating to share capital increases and bond issues.
Industrial patents and intellectual property rights essentially related to application software owned or licensed indefinitely, largely attributable to the Telecom Italia Group.
Concessions, licences, trademarks and similar rights amounted to 4,307 million euros, an increase of 802 million euros mainly due to the acquisition of new mobile telephone licences in Brazil and Greece.
Assets in process of formation and advance payments amounted to 874 million euros and reflected costs sustained by Telecom Italia for software development projects in progress.
The heading *Other* amounted to 735 million euros and included:
a) 238 million euros for leasehold improvements, of which 231 million euros attributable to the Telecom Italia Group;
b) 48 million euros for bank fees and commissions in respect of the public tender offer on Telecom Italia;
c) 175 million euros for bond issuance expenses.
Consolidation differences (or consolidation goodwill) at 31 December 2001 amounted to 31,837 million euros (33,638 million euros at 31 December 2000) and included:
• 21,946 million euros for the acquisition of 52.12% of the ordinary share capital of Telecom Italia, net of amortisation totalling 3,192 million euros. Aggregate consolidation goodwill was originally stated at 25,534 million euros (justified by stock market prices, availability of the majority of voting rights and

185

earnings expectations as a result of implementation of the Industrial Business Plan drawn up at the time of the public tender offer) to be amortised over a period of 20 years beginning from the second half of 1999;

• 8,953 million euros for the acquisition by the Telecom Italia Group of the equity investment in Seat Pagine Gialle and other companies.

The heading reflects a decrease of 1,801 million euros from 2000 as a result of the 1,017 million euros writedown generated by the Telecom Italia Group net of consolidation adjustments, amortisation charges for the year totalling 2,282 million euros, deconsolidation of the Nortel Inversora Group for 128 million euros, set against investments for the year and other net changes for 1,626 million euros.

The net decrease of 420 million euros in intangible fixed assets in 2001 arose as follows:

(in millions of euros)		**Year 2001**
Costs for share capital increases and issue of bonds of Olivetti S.p.A.		153
Consolidation goodwill on acquisition of Entel Chile controlling stake		731
Costs of acquisition of licenses by TIM in Brazil and Greece		1,080
Consolidation goodwill on Holding Media e Comunicazione		65
Other investments		2,078
Total capital investments		4,107
Amortisations		
on consolidation goodwill regarding Telecom Italia equity investment	(1,299)	
other amortisations	(2,266)	
Total amortisations		(3,565)
Writedowns of consolidation goodwill		(1,017)
Total amortisations and writedowns		(4,582)
Effect of change in the consolidation area:		
Nortel Inversora Group		(466)
Entel Chile Group and other companies		308
Other differences		213
Total net decrease		**(420)**

746

II. Tangible fixed assets

At 31 December 2001 net tangible fixed assets amounted to 22,097 million euros (23,776 million euros at 31 December 2000) and comprised:

(in millions of euros)	Gross value at 31.12.2001	Accumulated depreciation at 31.12.2001	Net book value at 31.12.2001 (a)	Net book value at 31.12.2000 restated (b)	Net book value at 31.12.2000 original (c)	Changes (a–c)	Changes (b–c)
Land and buildings	4,836	1,699	3,137	2,917	3,208	(71)	(291)
Plant and machinery	57,238	40,543	16,695	16,343	18,170	(1,475)	(1,827)
Equipment	1,102	1,019	83	93	92	(9)	1
Other assets	2,080	1,334	746	613	849	(103)	(236)
Assets under construction	1,436		1,436	1,106	1,457	(21)	(351)
Total	**66,692**	**44,595**	**22,097**	**21,072**	**23,776**	**(1,679)**	**(2,704)**

Changes in tangible fixed assets during 2001 were as follows:

(in millions of euros)	
Net book value as of 31 December 2000 (original)	**23,776**
Exclusion of Nortel Inversora Group from consolidation	(2,704)
Net book value as of 31 December 2000 (restated)	**21,072**
Additions	4,317
Depreciation	(4,080)
Changes in the consolidation area	1,347
Disposals and other changes	(559)
Net book value as of 31 December 2001	**22,097**

Additions totalled 4,317 million euros, of which 4,254 million euros for the Telecom Italia Group and 63 million euros for the other Group companies.
Additions for the Telecom Italia Group were as follows:

(in millions of euros)	Year 2001
Domestic Wireline	1,976
Mobile	1,547
International Operations	427
Internet and media	82
Satellite Services	27
IT Services	87
Telecom Italia Lab	12
Sundry operations and consolidation adjustments	96
Total	**4,254**

787

Additions for the other group companies totalled 63 million euros, and related to new industrial businesses at the Olivetti Tecnost Group for 24 million euros, to the Olivetti Multiservices Group for 34 million euros and to other Group companies for 5 million euros.
Depreciation was provided at rates deemed to reflect the residual useful life of the assets concerned. These rates, related to the period of utilisation as regards additions for the period, were as follows:

Buildings	3-10%
Plant and machinery	3-40%
Industrial and commercial equipment	15-40%
Other assets	12-33%

III. Financial fixed assets

Financial fixed assets at 31 December 2001 amounted overall to 7,750 million euros compared to 9,386 million euros at 31 December 2000, as follows:

(in millions of euros)	31.12.2001 (a)	31.12.2000 restated (b)	31.12.2000 original (c)	Changes (a–c)	Changes (b–c)
Equity investments	5,057	7,966	7,579	(2,522)	387
Advances on future capital contributions	1,659	187	187	1,472	-
Financial receivables	82	78	78	4	-
Other receivables due from:					
subsidiary companies	2			2	-
associated companies	117	127	127	(10)	-
other companies	353	350	353	-	(3)
Other securities	87	665	669	(582)	(4)
Treasury stock	393	393	393	-	-
Total	**7,750**	**9,766**	**9,386**	**(1,636)**	**380**

Equity investments

(in millions of euros)	31.12.2001 (a)	31.12.2000 restated (b)	31.12.2000 original (c)	Changes (a–c)	Changes (b–c)
Equity investments in unconsolidated subsidiary companies	19	26	26	(7)	-
Equity investments in associated companies	4,651	7,556	7,166	(2,515)	390
Equity investments in other companies	387	384	387	-	(3)
Total	**5,057**	**7,966**	**7,579**	**(2,522)**	**387**

748

Equity investments in associated companies (4,651 million euros) comprised:

(in millions of euros)	Book value as of 31.12.2001	Original book value as of 31.12.2000	Changes
Telekom Austria	1,460	1,819	(359)
Globo.com	24	809	(785)
Solpart Participaçoes	238	461	(223)
Mobilkom Austria	544	586	(42)
AUNA	690	509	181
Etec S.A.	551	538	13
Telekom Srbija	195	195	-
Entel Chile		379	(379)
IS Tim	81	353	(272)
B.D.T.	158	172	(14)
Holding Media e Comunicazione		118	(118)
IM.SER	141	204	(63)
Netco Redes	125	135	(10)
Telemaco immobiliare	91		91
Mirror International Holding	94		94
Italtel Holding	65	105	(40)
Stream	32	100	(68)
Astrolink LLC		262	(262)
Eutelsat		216	(216)
Other	162	205	(43)
Total	**4,651**	**7,166**	**(2,515)**

The aggregate value of these equity investments includes the residual amount to be amortised (1,688 million euros at 31 December 2001 and 2,915 million euros at 31 December 2000) of the positive consolidation difference arising at the time of acquisition between the purchase cost and the value of the corresponding net equity portion of the investee companies. The consolidation difference mainly referred to:

(in millions of euros)	Book value as of 31.12.2001	Book value as of 31.12.2000	Changes
Telekom Austria	677	977	(300)
Globo.com	-	786	(786)
Mobilkom Austria	280	306	(26)
AUNA	253	280	(27)
Etec S.A.	106	112	(6)
Entel Chile	-	162	(162)
B.D.T.	121	133	(12)
Netco Redes	103	113	(10)
Other	148	46	102
Total	**1,688**	**2,915**	**(1,227)**

789

In addition to the reduction of 1,227 million euros illustrated above, other net reductions totalling 1,288 million euros arose from extraordinary writedowns and disposals, offset in part by new acquisitions and the overall amount of adjustments using the equity method.
Advances on future capital contributions amounted to 1,659 million euros and referred mainly to payments made by TIM International for IS Tim.

Other receivables

Other receivables classified as financial fixed assets (but not included in the net financial position) at 31 December 2001 amounted to 472 million euros (of which 82 million euros short-term and 390 million euros medium/long-term). They included 117 million euros for receivables, including revaluations, arising from advance tax payments on employee severance indemnities, 117 million euros due from associated companies, mainly for borrowings granted by the Telecom Italia Group to its foreign investee companies, in particular to B.D.T. (108 million euros), and 87 million euros for loans to personnel.
At 31 December 2000 other receivables amounted to 480 million euros, of which 111 million euros short-term and 369 million euros medium/long-term.

Other securities

The balance on this heading at 31 December 2001 totalled 87 million euros (669 million euros at 31 December 2000) and comprised:
• 86 million euros of other securities, mainly units in the Wiseequity S.p.A. closed mutual fund held by Seat Pagine Gialle (53 million euros);
• 1 million euros of guarantee deposits.
The net reduction of 582 million euros arose for 662 million euros from the cancellation of Telecom Italia treasury savings stock following the free capital increase arranged when share capital was re-denominated in euros.

Treasury shares held by the Parent Company and by its subsidiary Olivetti International S.A.

At 31 December 2001 Olivetti S.p.A. and Olivetti International S.A. held a total of 214,628,828 Parent Company ordinary shares, carried at a book value of 393 million euros. Treasury shares held by the Parent Company Olivetti S.p.A. (2,697,500) are carried at 2 million euros and arose partly from purchases authorised by the Shareholders' Meeting of stock held by employees of the Parent Company and its subsidiaries. Shares held by Olivetti International S.A. (211,931,328) were obtained in joint exchange with Tecnost S.p.A. shares following the upstream merger of Tecnost into Olivetti and are carried at an aggregate value of 391 million euros, the original book value of the Tecnost shares.
The Olivetti S.p.A. Shareholders' Meeting of 4 October 2001 authorised the Board of Directors, pursuant to article 2357 ter, par 1, to dispose of the 2,697,500 treasury shares detailed above by 31 December 2002 by assigning, in one or more tranches, stock options to former employees of the Parent Company and its subsidiary companies who are still in active service in the Group.

790

C) Current assets

I. Inventories

Net inventories at 31 December 2001 amounted to 861 million euros (968 million euros at 31 December 2000):

(in millions of euros)	31.12.2001 (a)	31.12.2000 restated (b)	31.12.2000 original (c)	Changes (a–c)	(b–c)
Raw materials	42	50	51	(9)	(1)
Work-in-progress	29	32	35	(6)	(3)
Total manufacturing inventories	71	82	86	(15)	(4)
Finished products and goods for resale:					
in respect of group core business	409	336	382	27	(46)
property for sale	27	20	20	7	-
	436	356	402	34	(46)
Contract work-in-progress	352	471	471	(119)	-
Advance payments	2	9	9	(7)	-
Total	**861**	**918**	**968**	**(107)**	**(50)**

Long-term contract work-in-progress reflects considerations due under contractual terms, according to the percentage of completion method.
Property for sale comprised land and buildings in the Olivetti Group's real estate, as well as residential real estate whose construction or restructuring had not been completed by the contractors as of 31 December 2001.
The net decrease of 107 million euros includes 50 million euros for the deconsolidation of the Nortel Inversora Group.

II. Receivables

Accounts receivable not held as fixed assets at 31 December 2001 amounted to 14,488 million euros (13,597 million euros at 31 December 2000).

(in millions of euros)	31.12.2001 (a)	31.12.2000 restated (b)	31.12.2000 original (c)	Changes (a–c)	(b–c)
Receivables due within 12 months	13,760	12,336	12,838	922	(502)
Receivables due after 12 months	728	759	759	(31)	-
Total	**14,488**	**13,095**	**13,597**	**891**	**(502)**

791

Receivables due within 12 months

(in millions of euros)	31.12.2001 (a)	31.12.2000 restated (b)	31.12.2000 original (c)	Changes (a–c)	(b–c)
Financial receivables:					
interest-bearing current account and loans					
subsidiary companies	7	30	30	(23)	-
associated companies	206	145	145	61	-
third parties	599	957	957	(358)	-
	812	**1,132**	**1,132**	**(320)**	**-**
Non-financial receivables due from:					
subsidiary companies	25	12	12	13	-
associated companies	363	321	299	64	22
trade customers	9,081	8,556	9,085	(4)	(529)
others	4,354	3,133	3,197	1,157	(64)
	13,823	**12,022**	**12,593**	**1,230**	**(571)**
less: allowance for doubtful accounts	(875)	(818)	(887)	12	69
Total	**13,760**	**12,336**	**12,838**	**922**	**(502)**

Trade receivables before allowances for bad debts amounted to 9,081 million euros and referred in the main to amounts due for telecommunications services and supplies of office products. They related to Telecom Italia (4,242 million euros), TIM (917 million euros) and the Seat Pagine Gialle Group (885 million euros). They also included 1,610 million euros for amounts due from other telecommunications services providers.

Receivables were written down to estimated realisable value. Such writedowns mainly concerned amounts due to the Group's telecommunications companies.

During 2001, Telecom Italia S.p.A. transacted securitisation operations which generated a decrease of 877 million euros in trade receivables as at 31 December 2001, of which 684 million euros were not yet due, and an improvement of 848 million euros in net financial indebtedness.

Factoring operations totalling 3,516 million euros were also arranged, of which 3,297 million euros relating to TIM and 219 million euros to other Group companies; ceded receivables not yet due at 31 December 2001 amounted to 130 million euros.

Other short-term non-financial receivables amounted to 4,354 million euros (3,197 million euros at 31 December 2000), and comprised:

(in millions of euros)	31.12.2001	31.12.2000 original	Changes
Subsidies and grants due from the State and other public bodies	43	39	4
Amounts collected from customers, currently being credited	210	187	23
Amounts due from tax authorities	2,215	863	1,352
Prepaid taxes	991	1,118	(127)
Amounts due from employees	94	79	15
Sundry amounts due (from the State and other public bodies and sundry items)	801	911	(110)
Total	**4,354**	**3,197**	**1,157**

Receivables in respect of prepaid taxes reflect the tax benefit arising from prepaid taxes not offset against deferred taxes, determined on the basis of the temporary differences that will be reversed in 2002 and included 26 million euros for prepaid taxes (or deferred tax assets) on dividends from Telecom Italia S.p.A. recorded as accrued in 2001.

Receivables due after 12 months

Receivables due after 12 months at 31 December 2001 amounted overall to 728 million euros (759 million euros at 31 December 2000) and comprised:

- 704 million euros for prepaid taxes (691 million euros at 31 December 2000), of which 238 million euros for the entry in the Olivetti consolidated financial statements only of the Telephone Companies Employee Social Security Fund payable (accounted on a cash basis by the Telecom Italia Group).
- 24 million euros for other receivables (68 million euros in 2000) of which 9 million euros due from the tax authorities.

II. Financial assets not held as fixed assets

These assets totalled 4,013 million euros at 31 December 2001 (3,649 million euros at 31 December 2000).

(in millions of euros)	31.12.2001 (a)	31.12.2000 restated (b)	31.12.2000 original (c)	Changes (a–c)	Changes (b–c)
Equity investments in subsidiary companies	247	696	696	(449)	-
Equity investments in associated companies	134	6	6	128	-
Other equity investments	12	37	37	(25)	-
Securities	3,616	2,759	2,909	707	(150)
Receivables for securities held under reverse repurchase agreements	4	1	1	3	-
Total	**4,013**	**3,499**	**3,649**	**364**	**(150)**

793

Equity investments available for future divestments are classified as equity investments under current assets and carried at the lower of purchase cost and presumed realisable value based on stock market prices in the last month of the year.

At 31 December 2001, equity investments in subsidiary companies amounted to 247 million euros and related primarily to shares held by companies in the Telecom Italia Group.

Equity investments in associated companies amounted to 134 million euros and referred to equity investments in Lottomatica S.p.A..

Equity investment portions acquired for trading purposes relating to listed companies, including those consolidated in full, are classified as securities and recorded at the lower of purchase cost and presumed realisable value based on year-end stock market prices.

Aggregate securities amounted to 3,616 million euros at 31 December 2001 and were held in the main by Group finance companies in connection with trading activities; they included 1,935 million euros for Italian government securities and bonds held by the Telecom Italia Group and 1,681 million euros for securities held by other Olivetti Group companies.

III. Liquid funds

At 31 December 2001 liquid funds amounted to 3,702 million euros (2,771 million euros at 31 December 2000), including 763 million euros for the Telecom Italia Group. They consisted mainly of cash held in bank current accounts. The net increase of 931 million euros reflected increases of 1,473 million euros for the other Olivetti companies (mainly as a result of share capital increases) and a decrease of 542 million euros for the Telecom Italia Group.

D) Accrued income and prepaid expenses

Accrued income and prepaid expenses at 31 December 2001 amounted to 2,095 million euros (1,572 million euros at 31 December 2000).

(in millions of euros)	31.12.2001 (a)	31.12.2000 restated (b)	31.12.2000 original (c)	Changes (a–c)	Changes (b–c)
Accrued income:					
interest income					
within 12 months	366	265	265	101	-
after 12 months	12	-	-	12	-
other	100	14	14	86	-
Total accrued income	**478**	**279**	**279**	**199**	**-**
Prepaid expenses:					
interest charges					
within 12 months	59	79	79	(20)	-
after 12 months	693	325	325	368	-
other	734	849	865	(131)	(16)
Discounts on bond issues and other similar charges on loans	131	23	24	107	(1)
Total prepaid expenses and discounts	**1,617**	**1,276**	**1,293**	**324**	**(17)**
Total	**2,095**	**1,555**	**1,572**	**523**	**(17)**

Prepaid expenses in respect of interest charges due after 12 months amounted to 693 million euros at 31 December 2001 and consisted of the redemption premium on the Olivetti 1.5% 2001-2004 and Olivetti 1.5% 2001-2010 bonds issued by the Parent Company in 2001, and on the 2000-2005 Bond exchangeable for Telecom Italia ordinary shares issued by Olivetti Finance N.V. in 2000, for the portions not accruing in 2001.
The 368 million euros increase arose mainly from the redemption premium on the bonds issued by the Parent Company in 2001, for the portions not accruing in 2001.

Comments on consolidated liabilities and shareholders' equity

A) Shareholders' equity

I. Share capital

The share capital of Olivetti S.p.A. as at 31 December 2001, fully subscribed, paid-up and filed with the Companies Register, was represented by 8,783,701,564 ordinary shares with a par value of 1 euro each (4,914,694,381 ordinary shares as at 31 December 2000) for an aggregate value of 8,783,701,564 euros (4,914,694,381 euros as at 31 December 2000).

The following operations determined the net increase of 3,869,007,183 euros during 2001:

• share capital increases subscribed by 31 December 2000 for an aggregate amount of 1,999,862,926 euros, as follows:

- 397,707 euros, following conversion of 360,695 "Olivetti floating rate 1998-2002" bonds and exercise of 37,012 "Olivetti 1998-2002 ordinary share warrants" filed with the Companies Register in 2001;
- for a par value of 1,999,439,092 euros through issuance of 1,999,439,092 ordinary shares following the merger of Tecnost S.p.A. into and with Olivetti S.p.A. on 31 December 2000, filed with the Companies Register in 2001;
- for a par value of 26,127 euros following exercise in December 2000 of a same number of "Olivetti 1998-2002 ordinary share warrants" for which the relevant shares were issued in January 2001;

• share capital increases for an aggregate amount of 7,213,223 euros following conversion of 7,213,223 "Olivetti floating rate 1998-2002" bonds with a par value of 1,000 Italian lire each (0.5163 euros) and utilisation of an amount of 3,487,904 euros from the "Reserve for the conversion of Olivetti floating rate 1998-2002 bonds" formed following re-denomination of share capital in euros;

• share capital increases for an aggregate amount of 22,307,931 euros following exercise of warrants:

- for a par value of 3,891,093 euros following exercise of "Olivetti 1998-2002 ordinary share warrants"; the increase was effected for 2,009,582 euros against payment (1,000 Italian lire per share) and for 1,881,511 euros on a free basis (utilisation of the "Reserve for the exercise of Olivetti 1998-2002 ordinary share warrants" formed following re-denomination of share capital in euros);
- for a par value of 18,216,685 euros (in addition to a share premium of 11,488,562 euros) following exercise of an equal number of "Olivetti 1999-2001 share warrants" assigned to managers of the Parent Company and its subsidiaries; the issue was effected for 9,408,133 euros against payment (1,000 Italian lire par value for each share) and for 8,808,552 euros on a free basis through utilisation of the "Reserve for the exercise of Olivetti 1999-2001 (warrants or options) reserved for managers of the Parent Company and its subsidiaries" formed following re-denomination of share capital in euros;
- for a par value of 7,308 euros (in addition to a share premium of 20,709 euros) following exercise of 6,525 "Olivetti ex Tecnost 1999-2004 warrants" on an exchange basis of 1.12 Olivetti shares per warrant; the issue was effected for 1,685 euros against payment and for 5,623 euros on a free basis through utilisation of the "Reserve for the exercise of ex Tecnost 1999-2004 warrants" formed following re-denomination of Tecnost S.p.A. share capital in euros;

796

- for a par value of 192,845 euros (in addition to a share premium of 192,818 euros) following exercise of 385,690 "Olivetti 2001-2002 ordinary share warrants";
• share capital increases for an aggregate amount of 1,839,623,103 euros through the following rights issues:
- for a par value of 348,249,405 euros (in addition to a share premium of 557,199,048) in execution of the Board of Directors' resolution of 18 December 2000 in respect of the proxy granted by the Extraordinary Shareholders' Meeting of 7 April 1999;
- for a par value of 1,491,373,698 euros in execution of the Board of Directors' resolution of 13 October 2001 in respect of the proxies granted by the Extraordinary Shareholders' Meetings of 7 April 1999 and 13 October 2001.

Future potential changes in share capital

The following were still outstanding at 31 December 2001:
- 30,352,768 "Olivetti floating rate 1998-2002" bonds; if converted these bonds would generate a share capital increase for a total par value of 30.4 million euros, of which 14.7 million euros from use of the reserve for free capital increases;
- 23,169,150 "Olivetti 1998-2002 ordinary share warrants" for an aggregate par value of 23.2 million euros, of which 11.2 million euros from use of the reserve for free capital increase;
- 137,358,025 "Olivetti ex Tecnost 1999-2004 warrants" exercisable at a floating price until expiry. If exercised, these warrants would generate a share capital increase including share premium for a total varying from a minimum of 499.8 million euros (January 2002) to a maximum of 711.7 million euros (June 2004), to which 118.4 million euros from utilisation of reserves formed for free capital increase should be added;
- 487,549,167 Olivetti 1.5% 2001-2004 convertible bonds (convertible as from 1 January 2002) with redemption premium, which would generate a share capital increase for an aggregate par value of 487.5 million euros;
- 5,654,982 "Olivetti 1999-2001 free warrants assigned to managers of the parent Company and its subsidiaries"; if exercised, these warrants would generate a share capital increase for an overall value of 5.7 million euros (including utilisation of an amount of 2.7 million euros from the reserve formed for free capital increase). This plan expired on 31 January 2002 with exercise of all outstanding warrants;
- 347,839,626 "Olivetti 2001-2002 ordinary share warrants" which, if exercised, would generate a share capital increase for an aggregate par value of 173.9 million euros (in addition to a share premium of 150.8 million euros);
- 2,412,962,875 "Olivetti 1.5% 2001-2010 convertible bonds with redemption premium", in respect of which at 31 December 2001 an equal number of Olivetti ordinary shares could be issued (as from 22 January 2002 until 15 December 2009) for an aggregate par value of 2,413 million euros.
In connection with the proxy granted by the Extraordinary Shareholders' Meeting of 7 April 1999 pursuant to art. 2443 of the Italian Civil Code, the Board of Directors meeting of 24 February 2000 approved a Three-Year Stock Option Plan from 1 January 2002 to 31 December 2004, assigning to approximately one hundred managers of the Parent Company and its subsidiaries 29,500,000 free warrants for subscription of an equal number of Olivetti ordinary shares at a price of 3.308 euros per share (after adjustment for

797

the share capital increases of 2001), corresponding to the normal value of Olivetti ordinary shares at the date of the Board of Directors' Meeting.
The stock options were to have been exercised in three groups in the period between 1 November and 15 December of 2002, 2003 and 2004 or accumulated until the end of the Plan.
Subsequently, the Board of Directors' Meeting of 9 February 2001 passed a resolution to reverse the previous resolution of 24 February 2000 and to raise share capital by an aggregate amount of 29 million euros through issue of 29 million shares at a subscription price of 2.515 euros per share (after adjustment for the share capital increases of 2001) reserved for managers of the Parent Company and its subsidiaries and servicing the warrants to be assigned to such managers under the "February 2002 - December 2004 Three-Year Stock Option Plan"; no changes were made to terms and conditions applying to stock options already assigned to managers on the payroll as of 24 February 2000 who had since left the Group's employ.

I bis. Share capital increase to be filed with the Companies Register pursuant to art. 2444 of the Italian Civil Code

This Parent Company caption amounted to 839,593 euros at 31 December 2001 (397,707 euros at 31 December 2000). It included the par value of the shares issued by Olivetti S.p.A. in respect of share capital increases effected in 2001 which had not been filed with the Companies Register by the end of the year.

I ter. Share capital increase payments relating to shares to be issued

At 31 December 2001 this Parent Company heading (which is not disclosed in the Consolidated Balance Sheet given the limited amount involved) amounted to 26,954 euros (26,127 euros at 31 December 2000).

II. Additional paid-in capital

This Parent Company reserve amounted to 3,765,113,918 euros at 31 December 2001 compared to 3,196,212,781 euros at 31 December 2000, a net increase of 568,901,137 euros which reflected the following movements:
- 557,199,048 euros for the share capital increase subscribed in 2001 (348,249,405 euros) implementing the Directors' resolution of 18 December 2000 in respect of the proxy granted by the Extraordinary Shareholders' Meeting of 7 April 1999;
- 11,488,562 euros for the share capital increase subscribed in 2001 (18,216,685 euros) following exercise of 18,216,685 stock options;
- 20,709 euros for the share capital increase subscribed in 2001 (7,308 euros) following exercise of 6,525 "Olivetti ex Tecnost 1999-2004 warrants";
- 192,818 euros for the share capital increase subscribed in 2001 (192,845 euros) following exercise of 385,690 "Olivetti 2001-2002 ordinary share warrants".



II bis. Additional paid-in capital in respect of share capital increases to be filed with the Companies Register and of shares to be issued

This Parent Company reserve (which is not disclosed in the Consolidated Balance Sheet given the immaterial amount involved) amounted to 10,442 euros at 31 December 2001.

III. Revaluation reserve

This Parent Company caption amounted to 1,128,827 euros (unchanged from 31 December 2000) and consisted of the revaluation reserve previously stated in the books of the merged company Tecnost S.p.A. and re-formed in the books of Olivetti S.p.A..

IV. Legal reserve

This Parent Company reserve amounted to 920,809,760 euros at 31 December 2001, an increase of 43,491,002 euros from 31 December 2000 as a result of allocation of part of 2000 net income.

V. Reserve for treasury stock

This reserve of 2,298,156 euros reflected the value of 2,697,500 shares issued and held by the Parent Company and classified in the balance sheet under financial fixed assets.

VII. Other reserves

a) Other Parent Company reserves

At 31 December 2001 these reserves amounted to a total of 2,061,056,125 euros, compared to 2,075,652,903 euros at 31 December 2000, with a total net decrease of 14,596,778 euros.

1) Extraordinary reserve

At 31 December 2001 this reserve amounted to 1,888,261,068 euros (unchanged from 31 December 2000).

2) Reserve tied to exercise of Olivetti ex Tecnost 1999-2004 warrants

This reserve was formed following the free capital increase of Tecnost S.p.A. and simultaneous re-denomination of share capital in euros. It is irrevocably tied to exercise of "Olivetti ex Tecnost 1999-2004 warrants". At 31 December 2001, it amounted to 118,371,238 euros, a decrease of 5,623 euros after exercise of 6,525 warrants during the year.

3) Reserves tied to conversion of Olivetti bonds and exercise of Olivetti warrants

These reserves (formed following the re-denomination of share capital in euros) amounted to a total of 44,206,809 euros at 31 December 2001, compared to 58,797,964 euros at 31 December 2000. The decrease of 14,591,155 euros reflects:

799

- for 3,865,500 euros, use of the "Reserve for conversion of Olivetti floating rate 1998-2002 bonds" (which decreased from 18,717,633 euros to 14,852,133 euros) following conversion of 7,994,118 bonds;
- for 1,917,103 euros, use of the "Reserve for exercise of Olivetti 1998-2002 ordinary share warrants" (which decreased from 13,120,386 euros to 11,203,283 euros) following exercise of 3,964,701 warrants;
- for 8,808,552 euros, use of the "Reserve for exercise of Olivetti 1999-2001 subscription rights (warrants or options) reserved for managers of the Parent Company and its subsidiaries" (which decreased from 12,695,424 euros to 3,886,872 euros) following exercise of 18,216,685 warrants.

At 31 December 2001 the heading also included the "Reserve for exercise of Olivetti 2002-2004 subscription rights (warrants or options) reserved for managers of the Parent Company and its subsidiaries" for 14,264,521 euros, unchanged from 31 December 2000.

4) Non-taxable reserves

At 31 December 2001, these reserves amounted overall to 10,217,010 euros, unchanged from 31 December 2000. Originally carried by Tecnost S.p.A., they were re-formed in the Olivetti S.p.A. balance sheet following the merger of Tecnost into and with Olivetti. Taxes are not provided for these reserves since operations that would make them liable for taxation are not planned at the present time.

b) Reserve for Parent Company shares held by subsidiary companies

This reserve amounted to 391 million euros at 31 December 2001 (unchanged from 31 December 2000) in respect of 211,931,328 Olivetti shares held by the subsidiary Olivetti International S.A. and received in exchange for Tecnost S.p.A. shares following the merger of Tecnost into and with Olivetti.

VIII. Sundry reserves, retained earnings and accumulated losses

At 31 December 2001 this heading reflected a negative balance of 107 million euros (a positive balance of 1,340 million euros at 31 December 2000). It included sundry reserves, retained earnings/accumulated losses, exchange rate differences from the translation of foreign currency financial statements and other net equity captions relating to subsidiaries that have not been eliminated during consolidation.

Group shareholders' equity

At 31 December 2001 consolidated shareholders' equity pertaining to the Group amounted to 12,729 million euros (13,856 million euros at 31 December 2000).

The reconciliation of the consolidated net result pertaining to the Group and the Parent Company net result for 2001 is set out below:

(in millions of euros)	Net result for the year
Net result shown in Olivetti S.p.A. statutory accounts as of 31 December 2001	**(871)**
Elimination of dividend income from subsidiary companies	(46)
Amortization of consolidation goodwill on the acquisition of Telecom Italia shares	(1,299)
Results for consolidation purposes of subsidiary companies and other changes	(874)
Net result shown in the consolidated financial statements of the Olivetti Group as of 31 December 2001	**(3,090)**

400

The reconciliation of consolidated shareholders' equity pertaining to the Group and Parent Company shareholders' equity as at 31 December 2001 is set out below:

(in millions of euros)	Group shareholders' equity
Shareholders' equity shown in Olivetti S.p.A. statutory accounts as of 31 December 2001	**15,235**
Decrease of the consolidation goodwill due to amortization and disposals	(3,465)
Elimination of dividend income recorded as accrued	(46)
Lower carrying value of equity investments in subsidiary companies with respect to the pro-quota shareholders' equity, as adjusted for consolidation purposes, and other differences	1,005
Net result shown in the consolidated financial statements of the Olivetti Group as of 31 December 2001	**12,729**

X. Minority interests

Minority interests as at 31 December 2001 and 2000 were as follows:

(in millions of euros)	31.12.2001 (a)	31.12.2000 *restated* (b)	31.12.2000 *original* (c)	Changes (a–c)	(b–c)
Reserves	14,210	14,788	15,569	(1,359)	(781)
Result of the year	(586)	1,885	1,941	(2,527)	(56)
Total	**13,624**	**16,673**	**17,510**	**(3,886)**	**(837)**

Total shareholders' equity

Total shareholders' equity as at 31 December 2001 and 2000 (Group shareholders' equity and minority interests) amounted to 26,353 million euros and 31,366 million euros respectively, and comprised:

(in millions of euros)	31.12.2001 (a)	31.12.2000 restated (b)	31.12.2000 original (c)	Changes (a–c)	(b–c)
Capital and reserves					
Group	15,819	14,796	14,796	1,023	-
Minority interests	14,210	14,788	15,569	(1,359)	(781)
	30,029	29,584	30,365	(336)	(781)
Net result of the year					
Group	(3,090)	(940)	(940)	(2,150)	-
Minority interests	(586)	1,885	1,941	(2,527)	(56)
	(3,676)	945	1,001	(4,677)	(56)
Total	**26,353**	**30,529**	**31,366**	**(5,013)**	**(837)**

401

B) Reserves for risks and charges

Reserves for risks and charges at 31 December 2001 and 2000 amounted to 4,158 million euros and 3,079 million euros respectively, and comprised:

1) Employee pensions and similar obligations

This reserve includes liabilities accruing to the employees of a number of Group companies operating abroad. At 31 December 2001 it amounted to 66 million euros, compared to 31 million euros at 31 December 2000.

2) Taxation

This reserve includes the provision for tax risks and the provision for deferred taxes.
The reserve for tax risks is provided in relation to potential charges on open or disputed tax positions; at 31 December 2001 it amounted to 378 million euros (295 million euros at 31 December 2000), of which 154 million euros relating to the Telecom Italia Group (160 million euros at 31 December 2000), 202 million euros to Olivetti Finance N.V. (135 million euros at 31 December 2000) and 22 million euros to other Olivetti Group companies.
The tax position of the Parent Company Olivetti S.p.A. is illustrated in the Explanatory Notes to the Olivetti S.p.A. Financial Statements.
Deferred taxes and prepaid taxes are calculated on temporary differences between the tax values of assets and liabilities and the corresponding book values carried in the Group companies' balance sheets used for consolidation purposes, as well as on consolidation adjustments, based on local tax rates in each country.
Deferred taxes and prepaid taxes are set off only when permitted under tax laws and for each financial year in which temporary differences are expected to be reversed.
Deferred tax liabilities which are not set off against prepaid taxes are included in the Reserve for deferred taxes, while prepaid taxes which are not set off against deferred taxes are classified under the current assets heading Other receivables.
The balance on deferred and/or prepaid taxes at 31 December 2001 reflected a net tax asset of 1,314 million euros, compared to a net tax asset of 783 million euros at 31 December 2000, and comprised:

(in millions of euros)	31.12.2001	31.12.2000	Changes
Reserve for deferred taxes	381	1,026	(645)
Prepaid tax assets	(1,695)	(1,809)	114
Net tax liability (asset)	**(1,314)**	**(783)**	**(531)**

Prepaid tax asset related to the Telecom Italia Group for 1,410 million euros (996 million euros at 31 December 2000).
As at 31 December 2001 Olivetti Group companies had tax losses brought forward, not utilised to post deferred tax asset, representing an aggregate amount of over 6 billion euros, almost wholly attributable to the Telecom Italia Group.



3) Other provisions

At 31 December 2001 these reserves amounted to an overall total of 3,333 million euros (1,727 million euros at 31 December 2000) and included:

- provisions for risks relating to technological upgrades for 465 million euros, formed by TIM in respect of risks arising from changes in market and technology scenarios;
- provisions for risks relating to investee companies for 903 million euros, of which 603 million euros for the Telecom Italia Group (extraordinary provisions relating to the new strategic guidelines) and 300 million euros for Olivetti S.p.A. investee companies;
- provisions totalling 569 million euros at the Telecom Italia Group in relation to Seat Pagine Gialle shares covered by forward purchase agreements;
- other provisions totalling 1,396 million euros (1,293 million euros at 31 December 2000), of which 1,296 million euros for the Telecom Italia Group (960 million euros at 31 December 2000) and 217 million euros for other Olivetti Group companies; these provisions include 590 million euros for provisions and contractual risks arising from the sale of Telecom Italia Group equity investments and business units.

C) Reserve for employee severance indemnities

This heading reflects accrued severance liabilities pursuant to current legislation and employment contracts in the countries in which the companies included in the consolidation operate.
The movements on the reserve during 2001 were as follows:

(in millions of euros)

Balance as of 31 December 2000	**1,388**
Indemnity accrued	224
Indemnities paid in the year	(152)
Other changes, net	(46)
Balance as of December 2001	**1,414**

D) Payables

Payables as at 31 December 2001 totalled 60,251 million euros (57,785 million euros at 31 December 2000), of which 46,819 million euros were financial payables (44,412 million euros at 31 December 2000 and 42,486 million euros after deconsolidation of the Nortel Inversora Group) and 13,432 million euros were trade and other payables (13,373 million euros at 31 December 2000 and 12,816 million euros after deconsolidation of the Nortel Inversora Group).



Financial Payables

(in millions of euros)	31.12.2001 short-term	31.12.2001 long-term	31.12.2001 total	31.12.2000 (original) short-term	31.12.2000 (original) long-term	31.12.2000 (original) total
Bonds						
Telecom Italia Group	180	8,003	8,183	146	1,668	1,814
Olivetti S.p.A.		400	400	258		258
Finance companies controlled by Olivetti		14,468	14,468		15,990	15,990
Total	180	22,871	23,051	404	17,658	18,062
Convertible bonds						
Telecom Italia Group		2,500	2,500			
Olivetti S.p.A.	16	4,188	4,204		19	19
Finance companies controlled by Olivetti		2,268	2,268		2,836	2,836
Total	16	8,956	8,972		2,855	2,855
Due to banks						
Telecom Italia Group	6,895	3,340	10,235	12,500	4,296	16,796
Other companies	517	113	630	1,534	321	1,855
Total	7,412	3,453	10,865	14,034	4,617	18,651
Due to other lenders						
Telecom Italia Group	977	1,186	2,163	422	1,267	1,689
Other companies	35	227	262	27	51	78
Total	1,012	1,413	2,425	449	1,318	1,767
Due to suppliers						
Telecom Italia Group	13	155	168	240	32	272
Other companies						
Total	13	155	168	240	32	272
Notes payable						
Telecom Italia Group		220	220		50	50
Other companies						
Total		220	220		50	50
Due to subsidiary companies						
Telecom Italia Group	29		29	29		29
Other companies	2		2			-
Total	31		31	29		29
Due to associated companies						
Telecom Italia Group	67	474	541	156	506	662
Other companies				1		1
Total	67	474	541	157	506	663
Due to tax authorities						
Telecom Italia Group	18	32	50			
Other companies						
Total	18	32	50			
Other payables						
Telecom Italia Group	935	173	1,108	1,643	449	2,092
Other companies						
Total	935	173	1,108	1,643	449	2,092
Total:						
Telecom Italia Group	**9,114**	**16,083**	**25,197**	**15,136**	**8,268**	**23,404**
Other companies	**570**	**21,664**	**22,234**	**1,820**	**19,217**	**21,037**
Consolidation adjustments	**(612)**		**(612)**	**(29)**		**(29)**
Total	**9,072**	**37,747**	**46,819**	**16,927**	**27,485**	**44,412**

The main components in Olivetti Group indebtedness are outlined below:

Telecom Italia Group

Bonds amounted to 8,183 million euros, as follows:

- on 10 April 2001, the subsidiary company Sogerim placed an international bond for a total of 6,000 million euros. The issue was subdivided into three tranches: one, floating rate notes for 1 billion euros maturing 20 April 2004; two, fixed rate bonds for 3,000 million euros maturing 20 April 2006; three, fixed rate bonds for 2,000 million euros maturing 20 April 2011;
- on 21 December 2001, Telecom Italia issued floating rate notes for 1,500 million euros (the first issue in the Global Medium-Term Note Program with Telecom Italia as issuer). The bond matures on 21 June 2005, with the issuer having the right to make early redemption at par as from the end of the second year and with each subsequent coupon;
- bonds maturing in 2003 issued by Brazil's Tele Nordeste Celular and Tele Celular Sul for an aggregate amount of 196 million euros;
- bonds maturing between 2002 and 2021 issued by Entel Chile for an aggregate amount of 102 million euros;
- bonds maturing in 2002 issued by Softe through a number of banks for an aggregate amount of 174 million euros;
- bonds issued by TDL Infomedia Ltd., maturing between 2009 and 2010, for an aggregate amount of 211 million euros.

Convertible bonds refer to a bond issued by Sogerim for 2,500 million euros, convertible into TIM or Seat Pagine Gialle shares, with the issuer having the right to make a cash settlement. The bond matures after five years, with early redemption rights for investors as from the end of the third year.

Amounts due to banks amounted to 10,235 million euros and were secured by mortgages for 37 million euros and pledges for 686 million euros; the balance on this heading decreased by 6,561 million euros compared to 31 December 2000.

Amounts due to other lenders totalled 2,163 million euros and included loans granted to Telecom Italia by the Cassa Depositi e Prestiti and by IRI (489 million euros; down 170 million euros from 31 December 2000), amounts due at Seat Pagine Gialle for a loan granted by Seat Pagine Gialle Finance S.r.l., a corporate securitisation vehicle wholly owned by third parties, which operates pursuant to law no 130/99 (780 million euros), and a loan granted to Softe by Olivetti Finance (600 million euros).

Amounts due to associated companies amounted to 541 million euros, and included 522 million euros for amounts due to Teleleasing in respect of finance lease contracts.

Other payables amounted to 1,108 million euros, of which 395 million euros related to Telecom Italia (including 236 million euros for security loan operations) and 670 million euros to the TIM Group for residual amounts due to the Ministry of Communications for acquisition of the UMTS licence and in respect of the PCS licences acquired in Brazil during the year.



Other companies

Bonds amounted overall to 14,868 million euros. The original rate and any credit protection step-ups are disclosed separately below. All hedging operations are analysed in the section "Hedging instruments and other derivatives".

• Olivetti S.p.A. – 400 million euros
– bond (2001-2003) with a floating rate coupon linked to quarterly EONIA plus a spread;
• Olivetti International N.V. – 700 million euros
– bond (1998-2003) with a fixed 5.875% coupon + a 0.15% step-up maturing in May 2003;
• Olivetti International N.V. – 1,500 million euros
– bond (1999-2009) with a fixed 5% coupon + a 0.15% step-up maturing in February 2009 ;
• Olivetti International N.V. – 100 million Swiss francs equivalent to 68 million euros
– Swiss franc bond (1986-2046) with a fixed 5.625% coupon maturing in June 2046;
• Olivetti Finance N.V. – 5,150 million euros
– bond (1999-2004) with a floating rate coupon linked to quarterly Euribor + a spread of 1.85% + a 0.45% step-up, maturing in June 2004. The issuer may make early repayment in June 2002. During 2001, an amount of 2,150 million euros was cancelled in respect of the original loan of 7,300 million euros following the buyback of bonds on the market and their subsequent cancellation;
• Olivetti International Finance N.V. – 7,050 million euros
– two bonds under the Euro Medium-Term Notes programme (EMTN):
* 4,950 million euros (1999-2004) with a fixed 5 3/8% coupon + a 0.45% step-up, maturing in July 2004 following an additional issue for 450 million euros in July 2001;
* 2,100 million euros (2000-2009) with a fixed 6 1/8% coupon + a 0.45% step-up, maturing in July 2009 following an additional issue for 350 million euros in July 2001.

Convertible bonds amounted to an aggregate 6,472 million euros and included:

• Olivetti S.p.A.: 1998-2002 bond for a residual 16 million euros, convertible into Olivetti ordinary shares, maturing in September 2002;
• Olivetti Finance N.V.: 2000-2005 bond for 2,000 million euros exchangeable for Telecom Italia ordinary shares, with a fixed annual coupon of 1% and a redemption premium of 113.41% of the issue price (approximately 15.22 euros per bond) maturing in November 2005. The loan determined an aggregate payable of 2,268 million euros. The yield on maturity is 3.5% per annum and the exchange will be at a rate of one Telecom Italia share for each bond;
• Olivetti S.p.A.: 2001-2004 bond for 1,268 million euros convertible into Olivetti S.p.A. shares, with a fixed annual coupon of 1.5% and a redemption premium of 105.07759% of the issue price (2.6 euros per bond) maturing in January 2004. The loan determined an aggregate payable of 1,332 million euros. The yield on maturity is 3.25% per annum and conversion is at a rate of one Olivetti share for each bond.
• Olivetti S.p.A.: 2001-2010 bond for 2,413 million euros convertible into Olivetti S.p.A. shares, with a fixed annual coupon of 1.5% and a redemption premium of 118.37825% of the issue price (1.0 euros per bond) maturing in January 2010. The bond determined an aggregate payable of 2,856 million euros. The yield on maturity is 3.5% per annum and conversion is at a rate of one Olivetti share for each bond.



Amounts due to banks amounted to an aggregate 630 million euros (1,855 million euros at 31 December 2000) and included:

- Olivetti S.p.A.:

- IMI research loans pursuant to law no. 346/1988, for 72 million euros, average rate of 12.528% at 31 December 2001 before interest-relief grants, to be repaid by 2004 (25 million euros falling due by 31.12.2002);

- other loans totalling 357 million euros, average rate of 5.574% at 31.12.2001, to be repaid by 2003 (332 million euros falling due by 31.12.2002).

- Olivetti Tecnost Group:

- loans totalling 196 million euros (155 million euros falling due by 31.12.2002).

- other short-term payables for 5 million euros.

Amounts due to other lenders amounted to an aggregate 262 million euros and included:

- Olivetti S.p.A.: subsidised loans for technological innovation (FIT) totalling 19 million euros (6 million euros falling due by 31.12.2002), average rate of 4.002% at 31.12.2001, to be repaid by 2012;
- other loans at Olivetti S.p.A. for 12 million euros falling due in 2003;
- other companies:

- a financing contract for 173 million euros due 29 October 2029 granted to Olivetti International Finance N.V. by a Japanese investor; the borrowing previously took the form of a bond loan; this 20 billion yen loan bears a fixed 5% coupon + a 0.45% step-up in relation to a notional amount of US$ 185.6 million.

- other loans totalling 32 million euros (3 million euros falling due by 31.12.2002);

- short-term payables due to other lenders for 26 million euros.

* * *

Financial payables totalling 46,819 million euros may be analysed by currency as follows:

(in millions of euros)	31.12.2001	31.12.2000
Italian Lire	-	17,915
Other EMU currencies	42,502	20,617
US Dollars		4,409
Other currencies	4,317	1,471
Total	**46,819**	**44,412**

At 31 December 2001 financial payables due after five years amounted to 9,751 million euros, as follows:

(in millions of euros)	31.12.2001	31.12.2000 restated	31.12.2000 original
Bonds	8,804	3,851	4,101
Amounts due to banks	350	634	700
Amounts due to other lenders	597	451	454
Total	**9,751**	**4,936**	**5,255**

407

Overall net financial indebtedness at 31 December 2001 amounted to 38,362 million euros (37,524 million euros at 31 December 2000 and 35,728 million euros excluding the Nortel Inversora Group) as shown in the table below:

(in millions of euros)	31.12.2001 (a)	31.12.2000 restated (b)	31.12.2000 historical (c)	Changes (a–c)	Changes (b–c)
Debt					
short-term	9,072	16,536	16,927	(7,855)	(391)
medium/long-term	37,747	25,950	27,485	10,262	(1,535)
Interest accruals and deferrals	889	636	675	214	(39)
Total gross financial indebtedness (A)	**47,708**	**43,122**	**45,087**	**2,621**	**(1,965)**
Financial fixed assets:					
financial receivables due within 12 months	82	78	78	4	-
Current assets:					
financings and interest bearing current accounts	812	1,132	1,132	(320)	-
financial assets not held as fixed assets	3,620	2,760	2,910	710	(150)
liquid funds	3,702	2,752	2,771	931	(19)
Interest accruals and prepayments:					
due within 12 months	425	344	344	81	-
due after 12 months	705	328	328	377	-
Total financial resources (B)	**9,346**	**7,394**	**7,563**	**1,783**	**(169)**
Net financial indebtedness (A–B)	**38,362**	**35,728**	**37,524**	**838**	**(1,796)**

At 31 December 2001 financial payables were secured by guarantees on Group assets for a total of 781 million euros.

408

Trade and other payables

(in millions of euros)	31.12.2001 short-term	31.12.2001 long-term	31.12.2001 total	31.12.2000 (original) short-term	31.12.2000 (original) long-term	31.12.2000 (original) total
Advances						
Telecom Italia Group	388		388	370		370
Other companies	11		11	6		6
Total	399		399	376		376
Due to suppliers						
Telecom Italia Group	6,058	1	6,059	6,499	3	6,502
Other companies	280		280	308		308
Total	6,338	1	6,339	6,807	3	6,810
Due to subsidiary companies						
Telecom Italia Group	8		8	6		6
Other companies						-
Total	8		8	6		6
Due to associated companies						
Telecom Italia Group	349		349	578		578
Other companies	5		5	4		4
Total	354		354	582		582
Due to tax authorities						
Telecom Italia Group	822	50	872	927	2	929
Other companies	97		97	33		33
Total	919	50	969	960	2	962
Due to social security authorities						
Telecom Italia Group	271	1,236	1,507	283	1,365	1,648
Other companies	13		13	11		11
Total	284	1,236	1,520	294	1,365	1,659
Other payables						
Telecom Italia Group	3,727	8	3,735	2,812	135	2,947
Other companies	108		108	31		31
Total	3,835	8	3,843	2,843	135	2,978
Total:						
Telecom Italia Group	**11,623**	**1,295**	**12,918**	**11,475**	**1,505**	**12,980**
Other companies	**514**		**514**	**393**		**393**
Total	**12,137**	**1,295**	**13,432**	**11,868**	**1,505**	**13,373**

Amounts due to suppliers totalled 6,339 million euros and included 743 million euros due to other telecommunications services providers.

Amounts due to tax authorities totalled 969 million euros (962 million euros at 31 December 2000) and included current income taxes and withholdings to be paid.

The current tax payable reflects a reasonable estimate of the current income tax liabilities of Group companies determined with reference to local tax regulations; the payable for other taxes at 31 December 2001 refers in the main to withholding taxes applied by Group companies in their capacity as withholding agents.



The tax position of Olivetti S.p.A. is illustrated in the Explanatory Notes to the Parent Company financial statements.

Amounts due to social security authorities amounted to 1,520 million euros and referred to contributions accrued and due to social security authorities; the heading includes 656 million euros in respect of the residual Telecom Italia payable due to the INPS in connection with the estimated re-absorption charge for former ASST personnel, pursuant to law no. 58/1992.

The heading also includes the payable of 643 million euros to the former Telephone Companies Employees Social Security Fund (FPT) for Telecom Italia Group employees, which was incorporated under Compulsory National Insurance on 1 January 2001. Such payable was recorded in the Olivetti Group consolidated financial statements at the time of determination of consolidation goodwill on the acquisition of the Telecom Italia Group.

Other payables amounted to 3,843 million euros and included:

- 1,650 million euros for items relating to customers: subscriber payments for conversations, prepaid rentals and prepaid traffic charges;
- 1,034 million euros for contributions regarding operation of telecommunications services;
- 631 million euros for payables relating to staff management;
- 528 million euros for other items of a miscellaneous and recurring nature.

* * *

Payables due after 12 months, excluding the Telephone Companies Employees Social Security Fund payable of 643 million euros, totalled 38,399 million euros, falling due as follows:

(in millions of euros)	from 2 to 5 years	after 5 years	Total
Debt			
Telecom Italia Group	13,048	3,035	16,083
Other companies	14,948	6,716	21,664
Trade and other payables			
Telecom Italia Group	326	326	652
Other companies	-	-	-
Total	**28,322**	**10,077**	**38,399**

410

E) Accrued expenses and deferred income

Accrued expenses and deferred income at 31 December 2001 totalled 2,051 million euros (1,742 million euros at 31 December 2000):

(in millions of euros)	31.12.2001 (a)	31.12.2000 restated (b)	31.12.2000 original (c)	Changes (a–c)	(b–c)
Accrued expenses:					
interest charges	875	625	664	211	(39)
other	92	81	81	11	-
Total accrued expenses	**967**	**706**	**745**	**222**	**(39)**
Deferred income:					
grants related to assets	349	425	425	(76)	-
other	721	561	561	160	-
interest income	14	11	11	3	-
Total deferred income	**1,084**	**997**	**997**	**87**	**-**
Total	**2,051**	**1,703**	**1,742**	**309**	**(39)**

Hedging instruments and other derivatives

The Olivetti Group enters into forward contracts to hedge risks associated with exchange rate fluctuations among the currencies in which the commercial and financial transactions undertaken by Group companies are denominated.

At 31 December 2001 the Olivetti Group companies had forward contracts and currency options for the purchase or sale of foreign currencies at previously determined exchange rates for the equivalent of 413 million euros relating to hedging contracts on financial operations transacted by Olivetti International S.A..

The Olivetti Group enters into Interest Rate Swaps (IRS), Currency and Interest Rate Swaps (CIRS) and other hedging agreements to mitigate the possible effects of interest-rate fluctuations. At 31 December 2001 the Group companies had forward contracts covering financial liabilities disclosed in the balance sheet based on a total notional capital amount for the equivalent of 21,668 million euros (7,826 million euros relating to Telecom Italia Group companies and 13,842 million euros relating to other Olivetti Group companies) as illustrated below:



(in millions of euros)	31.12.2001
Telecom Italia Group:	
IRS contracts carried out on debt of Telecom Italia S.p.A. expiring between 2002 e 2006	1,437
IRS, CIRS and other interest rate hedging contracts carried out by Seat on own debt	3,023
IRS and other interest rate hedging contracts carried out by Sogerim	1,000
IRS and CIRS contracts carried out by Telecom Italia S.p.A. on BEI medium/long-term loans denominated in British pounds	390
CIRS and other interest rate hedging contracts carried out by Maxitel	675
IRS, CIRS and other interest rate hedging contracts carried out by Entel Chile	1,183
IRS contracts on debt of Brazilian subsidiaries for the purpose of converting dollar-denominated debt to Brazilian real-denominated debt	118
Total	**7,826**
Other companies	
IRS contracts expiring June 2046, carried out by Olivetti International S.A. on the bonds of 100 million swiss francs (1986-2046) issued by Olivetti International N.V.	68
IRS contracts with cap structures, expiring February 2009, carried out by Olivetti International S.A. on the bonds of euro 1,500 million euro (1999-2009) issued by Olivetti International N.V.	1,450
IRS contracts, expiring May 2003, carried out by Olivetti International S.A. on the bonds of euro 700 million (1998-2003) issued by Olivetti International N.V.	700
IRS contracts, expiring June 2003, carried out by Olivetti S.p.A. on the bonds of euro 400 million (2001-2003) issued by the Company itself	400
CIRS contracts, expiring October 2029, carried out by Olivetti S.p.A., on the loan of yen 20 billion received from Olivetti International Finance N.V.	174
IRS contracts with cap and floor structures carried out by Olivetti Finance N.V.:	
expiring July 2009 on the bonds of euro 2,100 million issued by Olivetti International Finance N.V. (1999-2009)	2,100
expiring July 2004, on the bonds of euro 4, 950 million issued by Olivetti International Finance N.V. (1999-2004)	4,450
expiring June 2002 on the bonds of euro 5,150 million issued by Olivetti Finance N.V. (1999-2004)	4,500
Total	**13,842**
Total hedging contracts	**21,668**

Telecom Italia Group

The main hedging agreements for the Telecom Italia Group at 31 December 2001 are analysed below:

• IRS operations totalling 1,437 million euros on medium/long-term floating rate financial payables of Telecom Italia Group companies, falling due between 2002 and 2006, by which:

1) the floating rate was partially converted into a fixed rate;

2) the floating rate linked to "domestic indices" (Rendint, Rendibot, Rolint) was partially converted into a 6-month Euribor floating rate;

• IRS and other hedging operations (cap sales) totalling 3,023 million euros arranged by Seat in respect of debt originating from securitisation operations effected by Seat itself, with partial conversion to a fixed rate, for 1,000 million euros;

• various swaptions and other operations arranged by Sogerim for 1,000 million euros;

• CIRS arranged in respect of EIB loans in British pounds, to convert the floating rate in pounds into fixed and floating rates in euros, for 390 million euros;

• CIRS arranged by Brazil's cellular phone company Maxitel for 675 million euros;

• IRS and CIRS arranged by Entel Chile S.A. for 1,183 million euros;



• IRS in respect of US dollar borrowings of Telecom Italia Brazilian subsidiaries to convert the floating rate in dollars into fixed and floating rates in the local currency (Brazilian real), for 118 million euros.

Furthermore, Telecom Italia arranged financial operations to hedge the risk of interest rate and exchange rate on short-term loans totalling 311 million euros (mainly Foreward Rate Agreements).

Other companies

The main hedging agreements with regard to the medium/long-term debt of the other companies in the Olivetti Group are analysed below.
With regard to the 1986/2046 100 million Swiss franc fixed-rate bond (68 million euros) issued by Olivetti International N.V., Olivetti International S.A. has arranged an IRS for the full amount expiring in June 2046, to convert the annual fixed rate into a six-monthly floating rate in Swiss francs.
With regard to the 1999/2009 1,500 million euros fixed-rate bond maturing in February 2009 issued by Olivetti International N.V., Olivetti International S.A. has arranged the following hedging contracts expiring in February 2009 for a total of 1,450 million euros:

• IRS for 500 million euros to convert the annual fixed rate into a quarterly floating rate with a protection structure applicable until the 1-year swap rates exceed the 5-year swap rates;
• IRS for 500 million euros to convert the annual fixed rate into a quarterly 4.30% fixed rate (if 3-month Euribor remains under 5.80%), or into a quarterly floating rate less 0.50% (if 3-month Euribor exceeds 5.80%), and simultaneous cap sale for 500 million euros at 5.75%;
• IRS for 450 million euros to convert the annual fixed rate into a quarterly 3.56% fixed rate until February 2002. After February 2002, an IRS for 500 million euros converted the annual fixed rate into 12-month Euribor, fixed in arrears.

With regard to the 1998/2003 700 million euros annual fixed-rate bond issued by Olivetti International N.V., Olivetti International S.A. has arranged IRS for the same amount and maturity to convert the annual fixed rate into a rate linked to the six-month rates in Swiss francs and Swedish crowns, fixed in arrears.
With regard to the 2001/2003 EONIA-linked floating rate bond for 400 million euros issued by Olivetti S.p.A., IRS have been arranged for the full amount and same maturity, linking the floating rate to the US 6- and 12-month interest rates fixed in arrears with cap purchases at 5.00%, which are cancelled if the reference rate exceeds 6.50% at fixing.
With regard to the fixed-rate 20 billion yen borrowing maturing in October 2029 received by Olivetti International Finance N.V., Olivetti S.p.A. has arranged a CIRS for the full amount and same maturity, to convert the rate into an annual fixed rate in euros.
With regard to the 1999/2009 2,100 million euros annual fixed-rate bond issued by Olivetti International Finance N.V., Olivetti Finance N.V. has arranged IRS for the full amount and similar maturity to convert the annual fixed rate into a floating rate with cap sales at 7.95% for 750 million euros as from February 2002.
With regard to the 1999/2004 4,950 million euros annual fixed-rate bond issued by Olivetti International Finance N.V., Olivetti Finance N.V. has arranged IRS for 4,450 million euros with same maturity to convert the annual fixed rate as follows:



• into a floating rate for 3,950 million euros with the following additional hedges:
- floor sale for 1,000 million euros at 3.15% fixed in arrears (to be activated if at fixing 12-month Euribor is less than 2.65%);
- floor sale for 1,000 million euros at 2.85%
• into a six-monthly fixed 4.75% rate for 500 million euros (if the US 6-month interest rate fixed in arrears is less than 5.90%) or into US 6-month interest rate fixed in arrears applied to the principal in euros.

With regard to the 1999/2004 5,150 million euros floating-rate bond issued by Olivetti Finance N.V., linked to quarterly Euribor, Olivetti Finance N.V. has arranged the following hedges expiring in June 2002 for a total of 4,500 million euros:
• IRS for 500 million euros converting the quarterly floating rate into a six-monthly floating rate with floor sales at 4.10% (to be activated if at fixing 6-month Euribor fixed in arrears is less than 3.75%)
• IRS for 1,500 million euros converting the quarterly floating rate as follows:
- quarterly fixed rate of 3.575% for 1,000 million euros;
- floor rate of 4.28% for floor sales (to be activated if at fixing 3-month Euribor is less than 3.80%) for 500 million euros;
• IRS for 2,500 million euros linking the floating rate to US rates fixed in arrears with the following protection structure:
- floor sales at 2% for 2,000 million euros (referred to the 12-month US rate);
- floor sales at 3.95% (to be activated if at fixing the 3-month US rate fixed in arrears is less than 3.40%) for 500 million euros.

* * *

The following operations have also been arranged to hedge securities or other portfolio assets, for a total of 2,778 million euros:
• IRS and CIRS arranged by Softe on securities for 2,084 million euros;
• Treasury hedging contracts arranged by Sogerim for a notional capital amount of 368 million euros;
• IRS arranged by Olivetti Finance N.V. on securities for a nominal value of 279 million euros;
• Contracts arranged by Olivetti S.p.A. to hedge the currency risk on the restricted deposit denominated in US dollars, for 47 million euros.

414

Memorandum accounts

A. Personal guarantees given and counter-securities received

At 31 December 2001 guarantees given directly or indirectly through banks and insurance companies amounted to 2,344 million euros (3,932 million euros at 31 December 2000), of which 1,656 million euros in respect of unconsolidated subsidiaries and associated companies (2,956 million euros at 31 December 2000).

Personal guarantees given as of 31 December 2001 were as follows:

- guarantees given by the Telecom Italia Group in the interest of unconsolidated subsidiaries and associated companies (1,653 million euros), consolidated subsidiaries (23 million euros) and third parties (313 million euros) in respect of medium/long-term financial operations, supply contracts and telephony licences abroad, for a total of 1,989 million euros;
- suretyships and counter-securities given by other Olivetti Group companies in the interest of unconsolidated subsidiaries and associated companies (3 million euros), consolidated subsidiaries (69 million euros) and third parties (35 million euros), for a total of 107 million euros;
- 228 million euros for guarantees given by Olivetti S.p.A. to the Italian State Railways in the interest of Infostrada S.p.A.;
- 4 million euros for guarantees given by Olivetti S.p.A. with regard to fulfilment of trade supplies by Getronics S.p.A.;
- 16 million euros for other guarantees.

At 31 December 2001, the Olivetti Group had counter-securities in respect of the above guarantees for an amount totalling 806 million euros (826 million euros at 31 December 2000), mainly consisting of :

- counter-securities from third parties for 567 million euros relating to guarantees given by Telecom Italia S.p.A.;
- counter-securities from Mannesmann AG for 228 million euros relating to the guarantees given by Olivetti S.p.A. to the Italian State Railways;
- counter-securities from Getronics for 5 million euros.

B. Guarantees on Group assets

These guarantees related to pledges and mortgages set up on assets of companies in the Telecom Italia Group consolidation area in respect of non-financial operations, for an amount totalling 163 million euros at 31 December 2001 (2 million euros at 31 December 2000). They include pledges on IS Tim shares given by TIM International to guarantee fulfilment of obligations stipulated in IS Tim's supply contracts with Ericsson and Siemens.

Guarantees on Group assets securing financial operations are reported in the section on financial payables.



C. Commitments

At 31 December 2001 the Olivetti Group had contractual commitments for an aggregate amount of 5,431 million euros (5,001 million euros at 31 December 2000), of which 5,369 million euros for the Telecom Italia Group and 62 million euros for the other companies.

Telecom Italia Group commitments amounted to 5,369 million euros (4,901 million euros at 31 December 2000) as follows:

- 2,985 million euros for put/call commitments on Seat Pagine Gialle shares by Telecom Italia S.p.A.;
- 1,999 million euros for a Group commitment regarding sale of the equity investment in Spain's AUNA;
- 113 million euros for a Telecom Italia Lab S.A. commitment in respect of residual as yet unpaid subscriptions to four investment trusts that specialise in financing start-ups in telecommunications, the Internet, intranet and broadband networks;
- 52 million euros for leases;
- 220 million euros for other commitments.

With regard to the contract entered into on 15 March 2000 (as subsequently amended), Telecom Italia granted Huit II a put option on 710,777,200 Seat Pagine Gialle shares at a strike price of 4.2 euros. The contract provided for the put to be exercised after registration of the Seat/Tin.it merger deed in the Companies Register.

Huit II subsequently transferred the put option to Chase Equity Limited (CEL), together with ownership of the corresponding Seat shares. On 4 December 2000, CEL re-negotiated the contract with Telecom Italia, to extend the duration of the put option to five years and provide for the possibility of early exercise in April and May of 2003, 2004 and 2005.

Through Trust Liberator Ltd., Stet International Netherlands then purchased from CEL a call option on 660,777,200 Seat shares with the same duration as the put option and at the same strike price, paying an overall premium of 747 million euros. Furthermore, in order to transfer the effects of the latter operation to Telecom Italia, a call option with the same characteristics was drawn up between Telecom Italia and Stet International Netherlands. The operation had an implicit rate 6.2%.

The commitments of the other companies in the Olivetti Group amounted overall to 62 million euros (100 million euros at 31 December 2000) as follows:

- 45 million euros for leases;
- 10 million euros for trade receivables guaranteed by Olivetti S.p.A. in respect of the sale of the O.i.S. group to GFI Informatique S.A.;
- 7 million euros for other commitments.

D. Other memorandum accounts

At 31 December 2001, other memorandum accounts totalled 295 million euros (266 million euros at 31 December 2000), of which 287 million euros for the Telecom Italia Group (234 million euros at 31 December 2000), related to third-party assets deposited at consolidated companies, mainly in the IT sector.

816

Comments on the consolidated income statement

A) Value of production

1) Net revenues from sales and services

Net revenues from the sale of products and the supply of services in 2001 amounted to 32,016 million euros compared to 30,116 million euros in 2000 (28,374 in 2000 restated excluding the Nortel Inversora Group from the consolidation) with an increase of 1,900 million euros, or 6.3% (+ 12.8% excluding the Nortel Inversora Group from 2000). Growth reflected the increase in revenues from mobile phone services (+ 832 million euros) as well as the contribution of the newly consolidated companies, in particular the Entel Chile Group (1,247 million euros) and the Seat Pagine Gialle Group (1,707 million euros), and was offset in part by the exclusion of the Nortel Inversora Group and the manufacturing and installation companies from the consolidation area.
The revenue breakdown by business sector is set out in the table below:

(in millions of euros)	Year 2001 (a)	%	Year 2000 restated (b)	%	Year 2000 original (c)	%	Changes (a–c)	Changes (b–c)
Telecom Italia Group Business Units								
Domestic Wireline	17,291	54.0	17,514	61.7	17,514	58.1	(223)	-
Mobile	10,250	32.0	9,418	33.2	9,418	31.3	832	-
International Operations	1,879	5.9	505	1.8	2,292	7.6	(413)	(1,787)
Internet and Media	1,957	6.1	263	0.9	263	0.9	1,694	-
IT Services	2,033	6.4	2,138	7.5	2,138	7.1	(105)	-
Satellite Services	648	2.0	340	1.2	340	1.1	308	-
Telecom Italia Lab	134	0.4	123	0.4	123	0.4	11	-
Other operations and consolidation adjustments	(3,374)	(10.5)	(3,132)	(11.0)	(3,177)	(10.5)	(197)	45
Total Telecom Italia Group	**30,818**	**96.3**	**27,169**	**95.7**	**28,911**	**96.0**	**1,907**	**(1,742)**
Other Olivetti Group activities								
Information Technology	1,130	3.5	1,150	4.1	1,150	3.8	(20)	-
Real estate and services	68	0.2	55	0.2	55	0.2	13	-
Total Olivetti Group	**32,016**	**100.0**	**28,374**	**100.0**	**30,116**	**100.0**	**1,900**	**(1,742)**

4) Capitalised production

Capitalised production amounted to 583 million euros, of which 581 million euros for the Telecom Italia Group.

417

5) Other revenues and income

Other revenues and income for 2001 amounted to 476 million euros (483 million euros in 2000) and included:

- 26 million euros in grants relating to costs for research, development and technological innovation;
- 73 million euros for the portion of grants related to assets credited to income as accrued, relating entirely to the Telecom Italia Group;
- 112 million euros for charges to customers for late bill payments;
- 265 million euros of other income from ordinary operations, consisting largely of indemnities and refunds, recovery of expenses and sundry income.

B) Costs of production

6) Purchases of raw, ancillary and consumable materials and goods for resale

In 2001 this heading totalled 2,640 million euros (1,972 million euros for the Telecom Italia Group) compared to 3,058 million euros in 2000 (2,259 million euros for the Telecom Italia Group) and included costs for the supply of materials relating to the Group's core businesses.

7) Costs of services

These costs amounted to 9,782 million euros in 2001 compared to 8,623 million euros in 2000. The increase of 1,159 million euros related to the Telecom Italia Group for 1,158 million euros and was due to higher costs for the operation and development of mobile telecommunications services.

8) Leases and rentals

This heading included rentals for buildings and other asset lease and hire charges. In 2001 it amounted to 1,096 million euros, compared to 827 million euros in 2000. The increase of 269 million euros reflected higher costs of 252 million euros at Telecom Italia for rents on property transferred to IM.SER.

9) Personnel

Payroll costs in 2001 amounted to 4,919 million euros (5,245 million euros in 2000) and included 4,666 million euros for the Telecom Italia Group, of which 3,546 million euros relating to the companies that provide telecommunications services.

In 2001 the aggregate average number of staff employed by the Olivetti Group was 113,974 equivalent units.

The average number in 2000 was 131,266 equivalent units, of which 7,272 for companies consolidated on a proportional basis.

In terms of geographical distribution, in 2001 the average number of employees was 93,610 units in Italy (108,306 in 2000) and 20,364 units abroad (22,960 in 2000).



The staff breakdown by category in Italy (different categories apply in other countries) was as follows:

(employees)	Year 2001	Year 2000
ITALY		
Managers	2,214	2,337
Supervisors	5,031	8,588
White collars	76,092	79,887
Blue collars	10,273	17,494
Total average in Italy	**93,610**	**108,306**
Total average abroad	**20,364**	**22,960**

10) Amortisation, depreciation and writedowns

Depreciation and amortisation charges in 2001 totalled 7,645 million euros and included 3,565 million euros relating to intangible fixed assets and 4,080 million euros relating to tangible fixed assets.
Charges in 2000 amounted to 6,956 million euros, of which 2,395 million euros relating to intangible fixed assets and 4,561 million euros relating to tangible fixed assets.
Amortisation of intangible fixed assets (3,565 million euros) included 1,299 million euros in respect of consolidated goodwill on the acquisition of Telecom Italia (1,319 million euros in 2000) and 2,146 million euros for amortisation charges at the Telecom Italia Group.
The decrease of 481 million euros in depreciation charges on tangible fixed assets was due to the reduction of depreciable assets at the Telecom Italia Group, following the contribution to IM.SER. and the change in the consolidation area (Nortel Inversora Group).
Writedowns in 2001 amounted to 465 million euros and included 17 million euros relating to fixed assets and 448 million euros relating to receivables classified under current assets. Writedowns in 2000 totalled 543 million euros.

12-13) Provisions for risks and Other provisions

Provisions for risks and Other provisions amounted overall to 486 million euros in 2001 (213 million euros in 2000). They included 278 million euros of provisions for contractual risks and risks relating to Telecom Italia Group legal disputes, and 208 million euros for provisions at other Olivetti Group companies, mainly in respect of risks on equity investments.



14) Other operational expenses

Other operational expenses amounted to 858 million euros (930 million euros in 2000) and included:

(in millions of euros)	Year 2001 (a)	Year 2000 restated (b)	Year 2000 original (c)	Changes (a–c)	(b–c)
Duties for telecommunications activities	524	543	572	(48)	(29)
Losses on disposal of intangible and tangible assets	29	52	52	(23)	-
Taxes other than on income and duties accrued in the year, including ICI (local tax on real estate)	125	121	145	(20)	(24)
Other charges	180	156	161	19	(5)
Total	**858**	**872**	**930**	**(72)**	**(58)**

C) Financial income and charges

15) Income from equity investments

Income from equity investments amounted to 221 million euros (394 million euros in 2000) and included:

(in millions of euros)	Year 2001 (a)	Year 2000 restated (b)	Year 2000 original (c)	Changes (a–c)	(b–c)
Dividends and tax credits	30	163	163	(133)	-
Other income from equity investments	191	230	231	(40)	(1)
Total	**221**	**393**	**394**	**(173)**	**(1)**

Other income from equity investments of 191 million euros included capital gains at Telecom Italia from the sale of shares of listed companies classified as current assets, totalling 136 million euros.



16) Other financial income

Other financial income amounted to 1,225 million euros in 2001 (808 million euros in 2000 and 769 million euros excluding the Nortel Inversora Group) and included:

(in millions of euros)	Year 2001 (a)	Year 2000 restated (b)	Year 2000 original (c)	Changes (a–c)	(b–c)
Interest income and gains on fixed income securities	295	167	171	124	(4)
Interest income and commissions from:					
unconsolidated subsidiary companies	1	1	1	–	-
associated companies	23	27	25	(2)	2
banks	197	99	116	81	(17)
customers	2	15	15	(13)	-
Exchange rate gains	257	234	235	22	(1)
Other	450	226	245	205	(19)
Total	**1,225**	**769**	**808**	**417**	**(39)**

17) Interest expense and other financial charges

Interest expense and other financial charges amounted to 4,330 million euros (euro 2,641 million euros in 2000) of which 3,075 million euros for the Telecom Italia Group (1,307 million euros in 2000) and included:

(in millions of euros)	Year 2001 (a)	Year 2000 restated (b)	Year 2000 original (c)	Changes (a–c)	(b–c)
Interest expenses and other charges on bonds	1,501	1,103	1,216	285	(113)
Exchange rate losses	392	216	216	176	-
Banks and other	2,437	1,125	1,209	1,228	(84)
Total	**4,330**	**2,444**	**2,641**	**1,689**	**(197)**

Other financial charges included 569 million euros from the re-negotiation of the Telecom Italia put/call options on Seat Pagine Gialle shares and 149 million euros consisting in the accrued portion of the charges relating to the deferral of the put option above, which had been recorded under prepaid expenses.

D) Value adjustments to financial assets

18) Revaluations

Revaluations amounted to 198 million euros, reflecting upward adjustments of unconsolidated equity investments valued with the equity method.
The heading amounted to 280 million euros in 2000.

19) Writedowns

This heading totalled 2,394 million euros (1,486 million euros in 2000), reflecting writedowns for other than temporary impairments in value of equity investments stated at cost, downward adjustments of equity investments valued with the equity method and writedowns of securities to reflect other than temporary impairments in value (on securities classified under fixed assets) and adjustments to market value (for securities held as current assets).
Writedowns arose as follows:
- the loss of 334 million euros at IS Tim (Turkey) as a result of start-up charges and also as a result of the currency crisis in Turkey and application of inflation accounting procedures;
- a writedown of 259 million euros on Astrolink charged by Telespazio upon interruption of the related project;
- the writedown of Stream (241 million euros);
- the loss of 238 million euros reported by the Nortel Inversora Group as a result of the economic crisis in Argentina, in particular exchange rate losses on debt;
- writedowns of listed shares and listed securities held as current assets by the Telecom Italia Group to reflect stock market values, for 291 million euros;
- a writedown of 100 million euros on 41.4 million Telecom Italia shares held as current assets in the securities trading portfolio, to reflect stock market prices;
- a writedown of 118 million euros on 174.2 million Seat Pagine Gialle shares classified as current assets until 30 June and subsequently reclassified under financial fixed assets, in line with the strategy of the new reference shareholder.

Writedowns also included amortisation of goodwill arising on acquisition of equity investments valued with the equity method; this charge amounted to 316 million euros in 2001 (462 million euros in 2000).

(in millions of euros)	Year 2001 (a)	Year 2000 restated (b)	Year 2000 original (c)	Changes (a–c)	(b–c)
Equity investments	2,157	1,324	1,314	843	10
Financial fixed assets other than equity investments	49	134	134	(85)	-
Securities classified as current assets other than equity investments	188	38	38	150	-
Total	**2,394**	**1,496**	**1,486**	**908**	**10**



E) Extraordinary income and charges

20) Extraordinary income

Extraordinary income, at 996 million euros (1,705 million euros in 2000), included 465 million euros of capital gains from disposals during the year (1,408 million euros in 2000) and 531 million euros from sundry income (297 million euros in 2000).

Capital gains from disposals amounted to 465 million euros, of which 392 million euros at the Telecom Italia Group, including:

- 170 million euros from the transfer of the equity investments in satellite companies to Mirror International Holding and the subsequent sale of Mirror International Holding to the Lehman Brothers Group;
- 94 million euros from the sale of 30% of Mediterranean Nautilus S.A. to Israel's F.T.T. Investment;
- 128 million euros from other disposals.

The 73 million euros of capital gains reported by the other Group companies include:

- 29 million euros from the increase in shareholders' equity at Lottomatica as a result of the share premium raised through the initial public offering, with regard to the portion held directly by Olivetti S.p.A.;
- 43 million euros from the sale of the full equity investment in Globespan Virata Corp.;
- 1 million euros from the sale of minor equity investments.

Other income amounted to 531 million euros, of which 460 million euros at the Telecom Italia Group, including:

- 32 million euros from the partial annulment by Public Administration Central Court ruling no. 3699/2001 of the fine imposed on TIM and Omnitel by the Antitrust authority, which was previously provided in full;
- 232 million euros arising from reversal to income of prior-year excess provisions at Telecom Italia (120 million euros, of which the Iraq job orders provision for 62 million euros and the corporate restructuring provision for 50 million euros);
- 196 million euros of other income.

The 71 million euros of income at the other Group companies included:

- 14 million euros of insurance compensation for damages suffered by Olivetti Tecnost and Olivetti Multiservices as a result of floods in Piedmont and the Aosta Valley in the autumn of 2000;
- 12 million euros from the sale of receivables due from authorities in the Russian Federation, previously provided in full under the allowance for doubtful accounts;
- a 10 million euros adjustment on the sale price of the equity investments in Olivetti Ricerca and Modinform, following official recognition to these companies of state grants for R&D activities;
- a 4 million euros adjustment on the sale price of the equity investment in O.i.S. relating to prior years;
- 8 million euros as a result of the offer on the market of unexercised rights relating to the share capital increases arranged in 2001 by Olivetti S.p.A. ;
- 23 million euros of other income.



21) Extraordinary charges

Extraordinary charges amounted to 4,105 million euros (1,570 million euros in 2000) and included 3,947 million euros at the Telecom Italia Group, of which :

• 2,984 million euros of goodwill writedowns relating to consolidated companies (9Télécom Group, MED1 Group, Entel Bolivia, Entel Chile, Maxitel Group, Tele Celular Sul, Tele Nordeste Celular and some companies in the Seat Pagine Gialle Group) and to equity investments valued with the equity method (Globo.com, Solpart Participaçoes, Telekom Austria, Nortel Inversora Group), as well as other provisions relating to equity investments. These writedowns were made applying the Group's accounting policies consistently with the prior years, to reflect new business plans and market trends;

• 380 million euros of charges relating to personnel retirements and mobility (including 203 million euros at Telecom Italia);

• 248 million euros provided for charges connected to the sale of the equity investment in Stream in relation to the agreement with Vivendi/Canalplus;

• 77 million euros for an extraordinary payment to the INPS - pursuant to the 2000 state budget for the three-year period 2000-2002 - to cover increased financial requirements following the suppression of the fund;

• 84 million euros of financial charges accruing on the liability to the INPS for the Telephone Companies Employees Security Fund;

• 85 million euros as a result of the decision to restructure the La7 broadcaster and terminate a series of contracts;

• 89 million euros of other charges.

Extraordinary charges for the other Group companies amounted to 158 million euros and included:

• 20 million euros of reorganisation charges at the Olivetti Tecnost Group;

• 15 million euros paid to the outgoing Chief Executive Officer for settlement and waiver of all claims;

• 9 million euros of damages caused by the floods in the Canavese area in the autumn of 2000 and other charges;

• 114 million euros of other charges including 97 million euros of consolidation entries, offset with a similar amount accounted for as a reversal of writedowns of consolidation goodwill recorded by Telecom Italia.

22) Income taxes for the year

Income taxes for fiscal 2001 amounted to 579 million euros, compared to 1,923 million euros in 2000.

(in millions of euros)	Year 2001	Year 2000
Current taxes	1,291	2,079
Deferred (prepaid) taxes, net	(712)	(156)
Total	**579**	**1,923**



Loss per share

The loss per share for fiscal 2001, determined in compliance with International Accounting Standard (IAS) no. 33, is set out below:

Year 2001	Net loss (in millions of euros)	Number of shares	Loss per shares (in euros)
Loss for the year, wholly attributable to outstanding shares	(3,090)		
Average number of outstanding ordinary shares		7,284,586,056	
Primary loss per ordinary share			**(0.424)**

The diluted loss per ordinary share for fiscal 2001 does not differ from the primary loss per share value.

Other information

1) Transactions with related parties

The operations transacted by consolidated companies of the Olivetti Group with related companies and entities are all normal operations and are conducted according to market conditions or in compliance with specific laws.
The main operations with unconsolidated subsidiaries and with associated companies are detailed below:

Main income and financial items for the year 2001 (in millions of euros)	Telecom Italia Group: Unconsolidated subsidiary and associated companies	Telecom Italia Group: Subsidiary and associated companies of the controlling company	Other Olivetti Group companies	Description
Revenues from sales	877	4	73	They include revenues from Astrolink (euro 296 million), Brasil Telecom (euro 120 million), Telecom Argentina (euro 119 million), Teleleasing (euro 82 million), AUNA Group (euro 63 million), Stream (euro 55 milioni) and Lottomatica (euro 123 milioni)
Consumption of materials and third party services	567	19	10	They include principally costs for rentals paid to IM.SER (euro 199 million), Telemaco Immobiliare (euro 77 million) and costs for Tlc services to Etecsa Cuba (euro 79 million)
Miscellaneous income, net	25			They refer principally to recoveries of payroll costs for personnel moved temporarily to some foreign subsidiaries
Financial charges, net	8			They include interest income accrued on loans granted to some overseas group companies (euro 22 million) and interest payable to Teleleasing accrued on financial lease contracts (euro 30 million)
Receivables classified as financial fixed assets	119			They refer principally to loans granted to BDT (euro 108 million)
Financial receivables	213			They refer principally to short-term loans to Stream (euro 122 million), IS Tim (euro 29 million) and Telekom Srbija (euro 23 milioni)
Financial payables	558		2	They refer principally to amounts due to Teleleasing for financial lease contracts (euro 522 million)
Trade receivables and other	428	2	46	They refer principally to receivables from AUNA Group (euro 90 million), Stream (euro 82 million), Telekom Srbija (euro 56 million net of allowances), Telecom Argentina (euro 21 million net of allowances), Teleleasing (euro 18 million) and Lottomatica (euro 42 million)
Trade payables and other	473	12	5	They refer to supply contracts for investing and operating activities: they include amounts due to Italtel (euro 173 million), Siemens Informatica (euro 51 million), Teleleasing (euro 42 million) as well as advances from Consorzio Telcal (euro 85 million)
Contract work-in progress	116			They refer principally to work-in progress on jobs ordered by Consorzio Telcal for Piano Telematico Calabria (euro 110 million)
Guarantees given	1.261			They include suretyships given in favor of the AUNA Group (euro 510 million), IS Tim (euro 228 million), Stream (euro 86 million) and guarantees on assets given in favor of IS Tim (euro 147 million)
Capital investments	660	5		They refer principally to the purchases of telephone exchanges from Italtel (euro 567 million) and IT projects from Siemens Informatica (euro 31 million)

426

The Report of Operations of the Telecom Italia Group as at 31 December 2001 shows trade operations carried out during the year 2001 by the group itself with the Pirelli Group, mainly for phone services provided (6.6 million euros) and capital expenditure for telecommunication cables (21.4 million euros)
Furthermore, in April 2001 – as already reported in the First Half Year Report – in cooperation with Ramius Capital Group, a US investment management company, the Telecom Italia Lab company (wholly owned by Telecom Italia) formed the US venture capital fund Saturn Venture Partners, to handle investments in wireline and mobile telecommunication services and technologies.
The fund's shareholders also include TIM, Olivetti International and HOPA (of which the former Olivetti Chief Executive Officer Mr. Roberto Colaninno and the former Olivetti Director Mr. Emilio Gnutti were then shareholders and directors).

2) Remunerations to Parent Company Directors and Statutory Auditors

Remunerations for 2001 due to Parent Company Directors and Statutory Auditors in respect of services provided to companies included in the consolidation area totalled 5,877,304 euros and 375,268 euros, respectively.

3) Exhibits

The following exhibits are attached to provide the fullest and clearest possible view of the consolidated financial position as at 31 December 2001 and of the consolidated result for fiscal 2001:

a) statement of changes in consolidated financial position;
b) statement of changes in consolidated shareholders' equity;
c) reclassified consolidated income statement;
d) list of companies included in the consolidated financial statements as at 31 December 2001 and of equity investments, pursuant to articles 38 and 39 of Legislative Decree no. 127/1991.



Olivetti Group

Statement of Changes in Consolidated Financial Position

(in millions of euros)	Year 2001	Year 2000 restated (*)	Year 2000 original
A. Net financial resources (indebtedness) at the beginning of the year	**(35,728)**	**(27,379)**	**(27,379)**
B. Cash flow from operating activities			
Net income (loss) for the year (including minority interests)	(3,676)	945	1,001
Depreciation and amortization	7,645	6,519	6,956
(Gains) or losses from disposal of fixed assets	(373)	(1,351)	(1,353)
Writedowns of fixed assets, net	3,753	1,134	1,148
Net change in operating working capital	620	(1,076)	(920)
Net change in reserve for severance indemnities	26	177	177
Changes in the consolidation area, exchange differences and other changes	(2,735)	354	(1,613)
	5,260	**6,702**	**5,396**
C. Cash flow from investing activities			
Fixed assets:			
Intangible	(4,107)	(13,215)	(13,255)
Tangible	(4,317)	(3,492)	(3,976)
Financial	(3,141)	(3,123)	(3,124)
Proceeds (or reimbursement value) from disposal of fixed assets	1,484	4,902	4,937
	(10,081)	**(14,928)**	**(15,418)**
D. Cash flow from financing activities			
Capital increase	2,420	15	15
Grants related to assets	22	27	27
	2,442	**42**	**42**
E. Distribution of dividends	**(255)**	**(165)**	**(165)**
F. Net cash flow of the year (B+C+D+E)	**(2,634)**	**(8,349)**	**(10,145)**
G. Net financial resources (indebtedness) at the end of the year (A+F)	**(38,362)**	**(35,728)**	**(37,524)**

(*) Amounts restated by consolidating the Nortel Inversora Group with the equity method instead of proportional method.



Olivetti Group
Statement of Changes in Consolidated Shareholders' Equity

(in millions of euros)	Share capital	Share capital increase to be filed with the Companies Register	Additional paid-in capital	Additional paid-in capital in respect of share capital increases to be filed with the Companies Register and of shares to be issued
Balance as of 31 December 1999	**2,487**	**11**	**2,267**	**14**
Allocation of 1999 net income				
Dividend distribution				
Share capital increases:				
Conversion of "Olivetti 1998-2002 bonds"	25			
Exercise of "Olivetti common shares 1998-2002 warrants"	15			
Resolution of the Board of Directors on 9 June 1999 in accordance with the powers granted by Extraordinary Shareholders' Meeting on 7 April 1999	11	(11)	14	(14)
Free share capital increase from Lire 1,000 to Lire 1,936.27 per share using available reserves with consequent re-denomination of share capital in Euro	2,377		(2,281)	
Share capital increase reserved in exchange for Tecnost shares owned by minority shareholders		1,999		
Reserve for surplus emerging from the exchange of new shares for minority interests acquired				
Use of reserve for surplus emerging from the exchange of new shares for minority interests acquired and other			3,196	
Reserve for Parent Company shares owned by controlled companies				
Conversion of T.I.M. savings shares				
Other changes				
Result of the year 2000				
Balance as of 31 December 2000	**4,915**	**1,999**	**3,196**	
Allocation of 2000 net income				
Dividend distribution				
Share capital increases:				
Share capital increase reserved in exchange for Tecnost shares owned by minority shareholders	1,999	(1,999)		
Conversion of "Olivetti 1998-2002 bonds"	8	1		
Exercise of "Olivetti common shares 1998-2002 warrants"	4			
Resolution of the Board of Directors on 9 June 1999 in accordance with the powers granted by Extraordinary Shareholders' Meeting on 7 April 1999	17		12	
Share capital increase in March 2001 (no.348,249,405 subscribed shares)	349		557	
Share capital increase in November 2001 (no.1,491,373,698 subscribed shares)	1,492			
Cancellation of Telecom Italia savings shares				
Other changes				
Result of the year 2001				
Balance as of 31 December 2001	**8,784**	**1**	**3,765**	

429

Revaluation reserves	Legal reserve	Reserve for treasury stock	Other Parent Company reserves	Reserve for Parent Company shares held by subsidiary companies	Sundry reserves, retained earnings and accumulated losses	Group net result of the year	Total Group net equity
		2			**(171)**	**4,939**	**9,549**
	520		1,987		2,267	(4,774)	
						(165)	(165)
							25
							15
			(96)				
							1,999
					2,580		2,580
1	357		184		(3,738)		
				391	(391)		
					641		641
					152		152
						(940)	(940)
1	**877**	**2**	**2,075**	**391**	**1,340**	**(940)**	**13,856**
	44				(984)	940	-
					(255)		(255)
			(4)				5
			(2)				2
			(8)				21
							906
							1,492
					(277)		(277)
					69		69
						(3,090)	(3,090)
1	**921**	**2**	**2,061**	**391**	**(107)**	**(3,090)**	**12,729**



Olivetti Group
Reclassified Income Statement

(in millions of euros)	Year 2001	%	Year 2000 restated (*)	%	Year 2000 original	%
Net revenues	32,016	100.0	28,374	100.0	30,116	100.0
Operating costs:						
Labour	(4,877)	(15.2)	(4,937)	(17.4)	(5,219)	(17.3)
Materials and services	(13,458)	(42.1)	(11,186)	(39.4)	(11,745)	(39.0)
Grants	26	0.1	21	0.1	21	0.1
Depreciation of tangible assets	(4,080)	(12.7)	(4,179)	(14.7)	(4,561)	(15.1)
Amortisation of intangible assets:						
Consolidation goodwill	(2,278)	(7.1)	(1,370)	(4.9)	(1,413)	(4.7)
Other	(1,283)	(4.0)	(970)	(3.4)	(982)	(3.3)
Provisions for writedowns and risks	(758)	(2.4)	(654)	(2.3)	(749)	(2.5)
Other income, net	30	0.1	13	-	9	-
Result before interest and taxes (EBIT) and non recurring income and charges	**5,338**	**16.7**	**5,112**	**18.0**	**5,477**	**18.2**
Non recurring income:						
Gains on disposals and other non-recurring income (**)	999	3.1	1,705	6.0	1,705	5.7
Non recurring costs:						
Losses on disposals and other non-recurring charges (**)	(4,354)	(13.6)	(1,583)	(5.6)	(1,613)	(5.4)
EBIT	**1,983**	**6.2**	**5,234**	**18.4**	**5,569**	**18.5**
Income from equity investments, net	221	0.7	391	1.4	392	1.3
Financial charges, net	(3,105)	(9.7)	(1,673)	(5.9)	(1,831)	(6.1)
Value adjustments to financial assets	(2,196)	(6.9)	(1,194)	(4.2)	(1,206)	(4.0)
Result before taxes and minority interests	**(3,097)**	**(9.7)**	**2,758**	**9.7**	**2,924**	**9.7**
Taxes	(579)	(1.8)	(1,813)	(6.4)	(1,923)	(6.4)
Minority interests	586	1.8	(1,885)	(6.6)	(1,941)	(6.4)
Net result for the year	**(3,090)**	**(9.7)**	**(940)**	**(3.3)**	**(940)**	**(3.1)**

(*) Amounts restated by consolidating the Nortel Inversora Group with the equity method instead of the proportional method.
(**) The amounts concerning the Telecom Italia Group have been classified as extraordinary items in the consolidated accounts of this latter.

43

List of Companies included in the consolidated financial statements as of 31 December 2001 and equity investments, pursuant to articles 38 and 39, Italian Legislative Decree no. 127/1991

Equity investments as of 31 December, 2001				Direct investors as of 31 December, 2001	
Company name	Registered office	Currency	Share capital	%	Company name
COMPANIES CONSOLIDATED ON A LINE-BY-LINE BASIS					
Parent company					
Olivetti S.p.A.	Italy	Eur	8,783,701,564		
Finance companies					
Global Gaming Investments S.p.A.	Italy	Eur	1,300,000	100.00	Olivetti S.p.A.
Olivetti Finance N.V.	Netherlands	Eur	46,905,660	100.00	Olivetti S.p.A.
Olivetti Finanziaria Industriale S.p.A.	Italy	Eur	35,000,000	100.00	Olivetti S.p.A.
Olivetti Holding B.V.	Netherlands	Eur	15,882,770	100.00	Olivetti Holding N.V.
Olivetti Holding N.V.	Neth. Antilles	USA $	50,000	100.00	Olivetti International S.A.
Olivetti International (Service) S.A.	Switzerland	Fsv	50,000	100.00	Olivetti International S.A.
Olivetti International Finance N.V.	Neth. Antilles	Eur	3,000,000	100.00	Olivetti Finance N.V.
Olivetti International N.V.	Neth. Antilles	Eur	3,000,000	100.00	Olivetti International S.A.
Olivetti International S.A.	Luxembourg	Eur	500,000,000	100.00	Olivetti S.p.A.
Olivetti Rap S.A.	Spain	Eur	63,613,800	90.00	Olivetti Holding B.V.
				10.00	Olivetti International S.A.
Olivetti Systems & Services UK Ltd.	Great Britain	Lgs	47,180,759	100.00	Olivetti Holding B.V.
Olivetti Telemedia Investments B.V.	Netherlands	Eur	24,957,920	100.00	Olivetti Holding B.V.
Telecom Italia Group					
Telecom Italia S.p.A. (*)	Italy	Eur	4,023,060,528	38.97 (*)	Olivetti S.p.A.
Seat - Pagine Gialle S.p.A. (**)	Italy	Eur	341,183,511	0.02	Olivetti Finance N.V.
				0.11	Olivetti International S.A.
				1.40 (*)	Olivetti S.p.A.
Finsiel S.p.A. - Consulenza e Applicazioni Informatiche (**)	Italy	Eur	59,982,385	1.58	Olivetti S.p.A.
Olivetti Tecnost Group					
Alladium S.p.A.	Italy	Eur	1,500,000	100.00	Olivetti Tecnost S.p.A.
Aprimatic Doors S.L.	Spain	Eur	50,000	99.98	Aprimatic S.p.A.
Aprimatic France S.A.S.	France	Eur	38,200	100.00	Aprimatic S.p.A.
Aprimatic S.p.A.	Italy	Eur	6,240,000	100.00	Domustech S.p.A.
Consorzio Mael	Italy	Eur	52,000	60.00	Tecnost Sistemi S.p.A.
				40.00	Tiemme Sistemi S.r.l.
Diaspron do Brasil S.A.	Brazil	Real	5,135,417	100.00	Olivetti do Brasil S.A.
Domustech S.p.A.	Italy	Eur	8,333,333	63.00	Olivetti Tecnost S.p.A.
Gotoweb S.p.A.	Italy	Eur	10,000,000	80.00	Olivetti Tecnost S.p.A.
				20.00	Webegg S.p.A.
Jetech S.p.A.	Italy	Eur	100,000	51.00	Olivetti Tecnost S.p.A.
Multidata S/A Eletronica Industria e Comercio	Brazil	Real	5,583,350	100.00	Olivetti do Brasil S.A.
Olivetti Argentina S.A.C.e.I.	Argentina	Psa	7,590,000	100.00	Olivetti Tecnost International B.V.
Olivetti Chile S.A.	Chile	Pcl	2,341,370,200	0.31	Olivetti Latin America Trading Associates S.A.
				99.69	Olivetti Tecnost International B.V.
Olivetti Colombiana S.A.	Columbia	Pcs	6,245,014,700	0.11	Olivetti Colombiana S.A.
				9.46	Olivetti Latin America Trading Associates S.A.
				90.43	Olivetti Tecnost International B.V.
Olivetti da Amazonia Ind. e Com.	Brazil	Real	361,000	99.72	Olivetti do Brasil S.A.
				0.28	Olivetti Sistema e Servicos Limitadas
Olivetti de Puerto Rico, Inc.	Puerto rico	USA $	1,000	100.00	Olivetti Tecnost International B.V.
Olivetti de Venezuela C.A.	Venezuela	Bol	150,000,000	100.00	Olivetti Tecnost International B.V.
Olivetti do Brasil S.A.	Brazil	Real	111,660,625	3.36	Olivetti Mexicana S.A.
				96.65	Olivetti Tecnost International B.V.
Olivetti I-Jet S.p.A.	Italy	Eur	33,644,000	100.00	Olivetti Tecnost S.p.A.
Olivetti Latin America Trading Associates S.A.	Panama	USA $	10,000	100.00	Olivetti Tecnost International B.V.

432

Equity investments as of 31 December, 2001				Direct investors as of 31 December, 2001	
Company name	Registered office	Currency	Share capital	%	Company name
Olivetti Lexikon Benelux S.A.	Belgium	Eur	1,932,592	100.00	Olivetti Tecnost International B.V.
Olivetti Lexikon Nordic AB	Sweden	Ks	10,100,000	100.00	Olivetti Tecnost International B.V.
Olivetti Mexicana S.A.	Mexico	Psm	159,096,717	0.01	Olivetti Latin America Trading Associates S.A.
				99.99	Olivetti Tecnost International B.V.
Olivetti Peruana S.A.	Peru	Sol	4,654,920	0.33	Olivetti Latin America Trading Associates S.A.
				99.67	Olivetti Tecnost International B.V.
Olivetti Servicios y Soluciones Integrales S.A. de C.V.	Mexico	Psm	1,467,146	0.01	Olivetti Latin America Trading Associates S.A.
				99.99	Olivetti Tecnost International B.V.
Olivetti Sistema e Serviços Limitadas	Brazil	Real	410,000	0.02	Olivetti da Amazonia Ind. e Com.
				99.98	Olivetti do Brasil S.A.
Olivetti Tecnost (H.K.) Ltd.	Hong Kong	HK $	100,000	99.00	Olivetti Tecnost International B.V.
				1.00	Olivetti Tecnost S.p.A.
Olivetti Tecnost Africa (Pty) Ltd.	South Africa	Ran	600	100.00	Olivetti Tecnost International B.V.
Olivetti Tecnost Austria Ges.m.b.H	Austria	Eur	36,336	100.00	Olivetti Tecnost International B.V.
Olivetti Tecnost de Mexico S.A. de C.V.	Mexico	Psm	113,004,180	100.00	Olivetti Mexicana S.A.
Olivetti Tecnost Deutschland GmbH	Germany	Eur	25,600,000	100.00	Olivetti Tecnost International B.V.
Olivetti Tecnost España S.A.	Spain	Eur	1,229,309	99.99	Olivetti Tecnost International B.V.
Olivetti Tecnost France S.A.S.	France	Eur	2,200,000	100.00	Olivetti Tecnost International B.V.
Olivetti Tecnost International B.V.	Netherlands	Eur	5,027,142	100.00	Olivetti Tecnost S.p.A.
Olivetti Tecnost Nederland B.V.	Netherlands	Eur	18,151	100.00	Olivetti Lexikon Benelux S.A.
Olivetti Tecnost Portugal, S.A.	Portugal	Esp	55,000,000	95.00	Olivetti Tecnost International B.V.
Olivetti Tecnost S.p.A.	Italy	Eur	273,000,000	100.00	Olivetti S.p.A.
Olivetti Tecnost UK Ltd.	Great Britain	Lgs	6,295,712	100.00	Olivetti Tecnost International B.V.
Oliweb S.p.A	Italy	Eur	3,000,000	100.00	Olivetti Tecnost S.p.A.
Royal Consumer Information Products, Inc.	U.S.A.	USA $	1,176	100.00	Olivetti Tecnost International B.V.
Technoproduzioni S.p.A.	Italy	Eur	25,000,000	100.00	Tecnost Sistemi S.p.A.
Tecnost Sistemi S.p.A.	Italy	Eur	145,000,000	100.00	Olivetti Tecnost S.p.A.
Thema S.p.A.	Italy	Eur	1,300,000	100.00	Tecnost Sistemi S.p.A.
Tiemme Sistemi S.r.l.	Italy	Eur	1,040,000	100.00	Technoproduzioni S.p.A.
Tiesse S.c.p.A.	Italy	Eur	103,292	30.50	Tecnost Sistemi S.p.A.
				11.50	Thema S.p.A.
				19.00	Tiemme Sistemi S.r.l.

Real estate and services companies

Company name	Registered office	Currency	Share capital	%	Company name
E.S.T. - Erogazione Servizi e Tecnologie - S.p.A.	Italy	Eur	1,600,995	99.36	Olivetti Multiservices S.p.A.
Emmegiesse S.p.A.	Italy	Eur	250,000	51.00	E.S.T. - Erogazione Servizi e Tecnologie - S.p.A.
O&B Costruzioni Generali S.r.l.	Italy	Eur	100,000	50.10	Olivetti Multiservices S.p.A.
Olivetti Multiservices S.p.A.	Italy	Eur	170,960,604	100.00	Olivetti S.p.A.
Olivetti Systems Technology Corporation	Japan	Yen	100,000,000	100.00	Olivetti International S.A.
Oms Holding B.V.	Netherlands	Eur	20,000	100.00	Olivetti Multiservices S.p.A.
Ruf Gestion S.A.S.	France	Eur	266,300	100.00	Oms Holding B.V.

Webegg Group

Company name	Registered office	Currency	Share capital	%	Company name
@Live S.r.l.	Italy	Eur	10,000	100.00	Webegg S.p.A.
Domus Academy S.p.A.	Italy	Eur	140,000	51.00	Webegg S.p.A.
Performer S.p.A.	Italy	Eur	100,000	100.00	Webegg S.p.A.
Software Factory S.p.A.	Italy	Eur	1,500,000	100.00	W.P.Winner Project B.V.
Telemedia Applicazioni S.p.A.	Italy	Eur	1,560,000	100.00	Webegg S.p.A.
W.P.Winner Project B.V.	Netherlands	Hfl	40,000	100.00	Webegg S.p.A.
Webegg S.p.A. (**)	Italy	Eur	33,107,160	50.00	Olivetti S.p.A.

Equity investments as of 31 December, 2001				Direct investors as of 31 December, 2001	
Company name	Registered office	Currency	Share capital	%	Company name
EQUITY INVESTMENTS IN SUBSIDIARY AND ASSOCIATED COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD					
Subsidiary Companies					
Iepro-Industria Electronica de Productos de Oficina S.A.	Mexico	Psm	120,003	95.00	Olivetti Mexicana S.A.
				5.00	Olivetti Tecnost International B.V.
P.I.T. S.c.r.l.	Italy	Eur	25,823	100.00	E.S.T. - Erogazione Servizi e Tecnologie - S.p.A.
Redgate Olivetti Communications B.V.	Netherlands	Hfl	100,000	100.00	Olivetti Telemedia Investments B.V.
Associated Companies					
Domino S.r.l.	Italy	Eur	29,120	35.00	Webegg S.p.A.
E@rchimede S.p.A.	Italy	Eur	173,332	20.00	Webegg S.p.A.
Garage S.r.l.	Italy	Eur	49,400	35.00	Webegg S.p.A.
OTHER EQUITY INVESTMENTS IN SUBSIDIARY AND ASSOCIATED COMPANIES					
Subsidiary Companies					
Armadora de Tepeaca S.A.	Mexico	Psm	2,000	52.00	Olivetti Mexicana S.A.
Ensambladora Tlaxcalteca S.A.	Mexico	Psm	2,000	0.02	Olivetti Mexicana S.A.
				99.98	Olivetti Tecnost de Mexico S.A. de C.V.
Servicio de Informatica de Oficina S.A.	Mexico	Psm	4,000	98.00	Olivetti Mexicana S.A.
Associated Companies					
Baltea S.r.l.	Italy	Eur	2,220,000	49.00	Olivetti Tecnost S.p.A.
In.Va. S.p.A.	Italy	Eur	520,000	40.00	Olivetti S.p.A.
International Information Services	Russia	Rublo	1,000,000	50.00	Olivetti Holding B.V.
Istituto R.T.M. S.p.A.	Italy	Eur	2,107,320	31.46	Olivetti Tecnost S.p.A.
Localport S.p.A. (**)	Italy	Eur	1,361,826	27.74	Olivetti Tecnost S.p.A.
Oli Gulf Fzco	Dubai	Dir	500,000	40.00	Olivetti Tecnost International B.V.
Olitecno S.A. de C.V.	Mexico	Psm	1,000,000	50.00	Olivetti Mexicana S.A.
Parco Dora Baltea S.p.A.	Italy	Eur	300,000	33.33	Olivetti Multiservices S.p.A.
Performer & Deg, S.L.	Spain	Eur	3,006	50.00	Performer S.p.A.
Top Service S.p.A.	Italy	Eur	812,700	38.10	Olivetti Tecnost S.p.A.
Yminds S.A.	Switzerland	Fsv	100,000	24.00	Olivetti I-Jet S.p.A.
Consortium Associated Companies					
Consorzio per il Distretto Tecnologico del Canavese	Italy	Eur	444,669	26.13	Olivetti S.p.A.
Consorzio Se.Tel.Sud	Italy	Eur	4,648	33.33	Olivetti S.p.A.
EQUITY INVESTMENTS IN OTHER COMPANIES					
Azienda Esercizio Gas S.c.r.l.	Italy	Eur	901,558	0.24	Olivetti S.p.A.
Bemar Serveis Ofimatics S.L.	Spain	Eur	12,000	15.00	Olivetti Tecnost España S.A.
Bioindustry Park del Canavese S.p.A.	Italy	Eur	5,651,891	0.90	Olivetti S.p.A.
Cirsa Business Corporation S.A.	Spain	Eur	24,077,424	4.98	Olivetti Rap S.A.
Cisi Campania S.p.A.	Italy	Eur	2,580,000	8.00	E.S.T. - Erogazione Servizi e Tecnologie - S.p.A.
Consortium S.r.l.	Italy	Eur	561,600,000	2.27	Olivetti S.p.A.
Docunet Inc.	U.S.A.	USA $	15,851,731	0.60	Olivetti International S.A.
Eurofly Service S.p.A.	Italy	Eur	1,235,000	16.33	Olivetti S.p.A.
Fin.Priv S.r.l.	Italy	Eur	20,000	14.29	Olivetti S.p.A.
Flextel S.p.A.	Italy	Eur	2,079,416	13.33	Olivetti Tecnost S.p.A.
Fornara- Soc. Fin. e di Part. S.p.A.	Italy	Lit	102,736,950,000	N.S.	Olivetti Finanziaria Industriale S.p.A.
Funivie del Piccolo S. Bernardo S.p.A.	Italy	Eur	3,685,367	N.S.	Olivetti S.p.A.

Equity investments as of 31 December, 2001				Direct investors as of 31 December, 2001	
Company name	Registered office	Currency	Share capital	%	Company name
Internet Pro Video Ltd	Great Britain	Lgs	265,602	12.55	Olivetti Telemedia Investments B.V.
Istud Istituto Studi Direzionali S.p.A.	Italy	Eur	1,136,212	0.68	Olivetti S.p.A.
Leisure Link Holdings Ltd	Great Britain	Lgs	7,809,618	1.20	Olivetti International S.A.
Mediobanca S.p.A.	Italy	Eur	389,262,458	1.65	Olivetti S.p.A.
Monterosa S.p.A.	Italy	Eur	18,689,832	0.11	Olivetti S.p.A.
Nomisma S.p.A.	Italy	Eur	5,345,328	0.07	Olivetti Finanziaria Industriale S.p.A.
Parfin S.p.A.	Italy	Lit	120,000,000,000	0.41	Olivetti S.p.A.
Penta Service S.p.A.	Italy	Eur	516,000	5.00	Olivetti Tecnost S.p.A.
Piedmont International S.A.	Luxembourg	USA $	9,192,500	11.92	Olivetti International S.A.
Pila S.p.A.	Italy	Eur	7,060,000	0.10	Olivetti S.p.A.
Retail Network Services B.V.	Netherlands	Eur	15,129,484	13.65	Tecnost Sistemi S.p.A.
Revisione S.r.l.	Italy	Eur	31,200	5.00	Olivetti Finanziaria Industriale S.p.A.
S.A.G.I.T., S.p.A.	Italy	Eur	1,071,662	0.15	Olivetti S.p.A.
S.F.C. - Sistemi Formativi Confindustria- S.c.p.a.	Italy	Eur	236,022	0.22	E.S.T. - Erogazione Servizi e Tecnologie - S.p.A.
Scientific Games Corporation	U.S.A.	USA $	1,631,593	1.85	Olivetti International S.A.
Spa Ricerche ed Education S.r.l.	Italy	Eur	775,000	4.00	Olivetti Finanziaria Industriale S.p.A.
System Union Group PLC.	Great Britain	Lgs	4,880,000	0.09	Olivetti Holding B.V.
Tredicimarzo S.r.l.	Italy	Eur	10,000	10.00	Olivetti S.p.A.
X/Open Inc.	Great Britain	Lgs	11	9.09	Olivetti S.p.A.
Consortiums					
Consorzio Ingegneria Partenopea S.c.r.l.	Italy	Eur	67,145	7.69	E.S.T. - Erogazione Servizi E Tecnologie - S.p.A.
Corep - Consorzio per la Ricerca e l'Educazione Permanente	Italy	Eur	676,712	7.69	Olivetti S.p.A.

Note: - This statement does not include companies in winding-up (except for Olivetti Holding B.V.), dormant companies and those companies intended to be disposed of to third parties.
- Percentages of ownership do not consider securities classified as current assets (in particular the share of 0.57% of Telecom Italia S.p.A. owned by Olivetti Finance N.V.).

(*) Equity investments held by Telecom Italia S.p.A. are listed in the following pages, as shown in the Exibits of Telecom Italia itself's Annual Report.

(**) Equity investments held also by Telecom Italia Group companies.

(°) Companies whose share percentage computed on voting rights is different from that computed on ownership.

In the following pages subsidiary and associated companies of the Telecom Italia Group are listed in the format of the Exhibit to the "2001 Annual Report" of the Telecom Italia Group itself.

435

Telecom Italia Group

List of subsidiary and associated companies
(Exhibit to the Telecom Italia Group Consolidated Financial Statements
as of 31 December 2001)

LIST OF COMPANIES CONSOLIDATED ON A LINE-BY-LINE BASIS

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
Domestic Wireline						
ATESIA -Telemarketing Comunicazione Telefonica e Ricerche di Mercato S.p.A. (telemarketing)	Rome (Italy)	EUR	3,150,406	100.00		TELECOM ITALIA
LATIN AMERICAN NAUTILUS S.A. (holding company)	Luxembourg	USD	60,000,000	70.00 10.00 10.00 10.00		TELECOM ITALIA ENTEL BOLIVIA ENTEL CHILE TELECOM ARGENTINA
· LATIN AMERICAN NAUTILUS ARGENTINA S.A. (installation and maintenance of submarine cable systems)	Buenos Aires (Argentina)	ARS	12,000	99.99 0.01		LATIN AMERICAN NAUTILUS. S.A. Fiduciaries
· LATIN AMERICAN NAUTILUS BRASIL Ltda (installation and maintenance of submarine cable systems)	Rio de Janeiro (Brazil)	BRL	20,000	99.99 0.01		LATIN AMERICAN NAUTILUS S.A. LATIN AMERICAN NAUTILUS USA
· LATIN AMERICAN NAUTILUS CHILE S.A. (installation and maintenance of submarine cable systems)	Santiago (Chile)	CLP	6,200,000	99.99 0.01		LATIN AMERICAN NAUTILUS S.A. Fiduciaries
· LATIN AMERICAN NAUTILUS Ltd (installation and maintenance of submarine cable systems)	Dublin (Ireland)	USD	1,000,000	100.00		LATIN AMERICAN NAUTILUS S.A.
· LATIN AMERICAN NAUTILUS PANAMA S.A. (installation and maintenance of submarine cable systems)	Panama	USD	10,000	100.00		LATIN AMERICAN NAUTILUS S.A.
· LATIN AMERICAN NAUTILUS PERU' S.A. (installation and maintenance of submarine cable systems)	Lima (Peru)	PEN	3,500	99.97 0.03		LATIN AMERICAN NAUTILUS S.A. Fiduciaries
· LATIN AMERICAN NAUTILUS SERVICE Inc. (installation and maintenance of submarine cable systems)	Florida (USA)	USD	10,000	100.00		LATIN AMERICAN NAUTILUS S.A.
· LATIN AMERICAN NAUTILUS USA Inc. (installation and maintenance of submarine cable systems)	Florida (USA)	USD	10,000	100.00		LATIN AMERICAN NAUTILUS S.A.
· LATIN AMERICAN NAUTILUS VENEZUELA C.A. (installation and maintenance of submarine cable systems)	Caracas (Venezuela)	VEB	7,000,000	99.99 0.01		LATIN AMERICAN NAUTILUS S.A. Fiduciaries
MED-1 SUBMARINE CABLES Ltd (construction and maintenance of submarine cable Lev)	Tel Aviv (Israel)	ILS	100,000	23.17 27.83		TELECOM ITALIA STET INTERNATIONAL NETHERLANDS
· MED 1 IC-1 (1999) Ltd (installation and maintenance of submarine cable IC1)	Tel Aviv (Israel)	ILS	1,000	99.99 0.01		MED-1 SUBMARINE CABLES MED-1 ITALY
· MED-1 (NETHERLANDS) B.V. (holding company)	Amsterdam (Holland)	NLG	40,000	100.00		MED-1 SUBMARINE CABLES
· MED-1 ITALY S.r.l. (installation and maintenance submarine cable systems in Italian seas)	Rome (Italy)	EUR	548,477	100.00		MED-1 NETHERLANDS
MEDITERRANEAN NAUTILUS S.A. (holding company)	Luxembourg	USD	326,480,000	62.51 7.49		TELECOM ITALIA STET INTERNATIONAL NETHERLANDS
· ELETTRA TLC S.p.A. (installation and maintenance of submarine cable systems)	Rome (Italy)	EUR	10,329,200	100.00		MEDITERRANEAN NAUTILUS S.A.
· MEDITERRANEAN NAUTILUS Ltd (Installation and maintenance of submarine cable systems)	Dublin (Ireland)	USD	100,000	51.00		MEDITERRANEAN NAUTILUS S.A.
· MEDITERRANEAN NAUTILUS B.V. (holding company)	Amsterdam (Holland)	EUR	18,003	100.00		MEDITERRANEAN NAUTILUS Ltd
· MEDITERRANEAN NAUTILUS GREECE S.A. (installation and maintenance of submarine cable systems)	Athens (Greece)	EUR	60,000	100.00		MEDITERRANEAN NAUTILUS B.V.
· MEDITERRANEAN NAUTILUS ISRAEL Ltd (Installation and maintenance of submarine cable systems)	Tel Aviv (Israel)	ILS	1,000	100.00		MEDITERRANEAN NAUTILUS B.V.
· MEDITERRANEAN NAUTILUS ITALY S.p.A. (installation and maintenance of submarine cable systems)	Rome (Italy)	EUR	3,100,000	100.00		MEDITERRANEAN NAUTILUS B.V.
· MEDITERRANEAN NAUTILUS Inc. (telecommunications activities)	Delaware (USA)	USD	3,000	100.00		MEDITERRANEAN NAUTILUS B.V.
PATH.NET S.p.A. (networking systems and telecommunications)	Rome (Italy)	EUR	25,800,000	99.99 0.01		TELECOM ITALIA SODALIA



Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
SARITEL S.p.A. (group factory for added value network services)	Pomezia (Rome, Italy)	EUR	11,445,360	100.00		TELECOM ITALIA
TELECOM ITALIA NETHERLANDS B.V. (telecommunications services)	Amsterdam (Holland)	EUR	18,200	100.00		TELECOM ITALIA
TELECOM ITALIA OF NORTH AMERICA Inc. (telecommunications promotional services)	New York (USA)	USD	5,550,000	100.00		TELECOM ITALIA
TELECOM ITALIA SPAIN S.L. UNIPERSONAL (telecommunications services)	Madrid (Spain)	EUR	703,111	100.00		TELECOM ITALIA
TELECONTACT CENTER S.p.A. (telemarketing)	Naples (Italy)	EUR	110,000	99.99		TELECOM ITALIA
TI BELGIUM S.P.R.L. - B.V.B.A (telecommunications services)	Brussels (Belgium)	EUR	3,000,000	99.99 0.01		TELECOM ITALIA Fiduciaries
TI FRANCE S.A.R.L. (telecommunications services)	Paris (France)	EUR	10,307,800	100.00		TELECOM ITALIA
TI GERMANY GmbH (telecommunications services)	Frankfurt (Germany)	EUR	25,000	100.00		TELECOM ITALIA
TI SWITZERLAND GmbH (telecommunications services)	Zürich (Switzerland)	CHF	2,000,000	100.00		TELECOM ITALIA
TI Telecom Italia (Austria) Telekommunikationsdienste GmbH (telecommunications services)	Vienna (Austria)	EUR	35,000	100.00		TELECOM ITALIA
TI UNITED KINGDOM Ltd (telecommunications services)	London (UK)	GBP	2,295,000	100.00		TELECOM ITALIA
TMI TELEMEDIA INTERNATIONAL ITALIA S.p.A. (acquisition of telecommunications companies and institutions in Italy and abroad)	Rome (Italy)	EUR	86,511,459.20	100.00		TELECOM ITALIA
- TMI TELEMEDIA INTERNATIONAL LUXEMBOURG S.A. (holding company)	Luxembourg	EUR	82,150,675	100.00		TMI - TELEMEDIA INTERN. ITALIA
- TMI - TELEMEDIA INTERNATIONAL Ltd (telecommunications services)	London (UK)	USD	416,400,225	91.14 8.86		TMI - TELEMEDIA INTERN. LUX. TMI - TELEMEDIA INTERN. ITALIA
- EURO DATACOM Ltd (telecommunications services)	Huddersfield (UK)	GBP	306,666	100.00		TMI - TELEMEDIA INTERN. Ltd
- TELECOM MEDIA INTERNATIONAL ITALY-CANADA Inc. (telecommunications services)	Montreal (Canada)	CAD	952,100	100.00		TMI - TELEMEDIA INTERN. Ltd
- TELEMEDIA INTERNATIONAL USA Inc. (telecommunications services)	New Jersey (USA)	USD	119,022,889.68	100.00		TMI - TELEMEDIA INTERN. Ltd
- TMI TELEMEDIA INTERNATIONAL DO BRASIL Ltda (telecommunications services)	São Paulo (Brazil)	BRL	2,443,217	99.99 0.01		TMI - TELEMEDIA INTERN. Ltd Fiduciaries

Mobile Services

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
TELECOM ITALIA MOBILE S.p.A. (mobile telecommunications)	Turin (Italy)	EUR	513,964,432.74	54.82 0.14	55.68 0.15	TELECOM ITALIA SOFTE
- TIM INTERNATIONAL N.V. (former STET MOBILE HOLDING N.V.) (holding company)	Amsterdam (Holland)	EUR	555,426,000	100.00		TELECOM ITALIA MOBILE
- AUTEL BETEILIGUNGS GmbH (holding company)	Vienna (Austria)	EUR	35,000	100.00		TIM INTERNATIONAL
- STET HELLAS TELECOMMUNICATIONS S.A. (mobile telephony services)	Athens (Greece)	GRD	41,596,610,000	63.95 0.11		TIM INTERNATIONAL SOFTE
- TELEPOLIS SERVICES OF MOBILE TELEPHONY S.A. (mobile telephony services)	Athens (Greece)	GRD	2,700,000,000	100.00		STET HELLAS
- TIM BRASIL S.A. (former TIM do Brasil Ltda) (holding company)	Rio de Janeiro (Brazil)	BRL	2,790,790,104.08	100.00		TIM INTERNATIONAL

439

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
· BITEL PARTICIPAÇOES S.A. (holding company)	Rio de Janeiro (Brazil)	BRL	2,290,264,028	99.99999 0.00001		TIM BRASIL Fiduciaries
· MAXITEL S.A. (license holder for mobile telecommunications in Bahia e Sergipe areas)	Belo Horizonte (Brazil)	BRL	677,679,703	37.97 58.70	43.15 46.85	TIM INTERNATIONAL BITEL
· MAXITEL TELECOMUNICAÇOES Ltda (telecommunication company and sale of mobile phones)	Salvador de Bahia (Brazil)	BRL	1,000	99.90 0.10		MAXITEL S.A. Fiduciaries
· OFFSHORE FINANCIAL & SECURITIES Inc. (holding company)	Tortola (British Virgin Islands)	USD	6,104,860	100.00		MAXITEL S.A.
· TELE CELULAR SUL PARTICIPAÇOES S.A. (holding company for operating companies providing mobile network services)	Curitiba (Brazil)	BRL	245,033,341	19.37	51.35	BITEL
· CTMR CELULAR S.A. (mobile telephony operator)	Pelotas (Brazil)	BRL	21,251,917.26	78.56	81.32	TELE CELULAR SUL
· TELEPAR CELULAR S.A. (mobile telephony operator)	Curitiba (Brazil)	BRL	333,880,024.34	75.37	87.43	TELE CELULAR SUL
· TELESC CELULAR S.A. (mobile telephony operator)	Florianopolis (Brazil)	BRL	249,170,454.34	83.13	91.62	TELE CELULAR SUL
· TELE NORDESTE CELULAR PARTICIPAÇOES S.A. (holding company for operating companies providing mobile network services)	Recife (Brazil)	BRL	186,053,905.66	19.38	51.24	BITEL
· TELASA CELULAR S.A. (mobile telephony operator)	Maceiò (Brazil)	BRL	31,409,860.10	78.02	97.20	TELE NORDESTE CELULAR
· TELECEARA' CELULAR S.A. (mobile telephony operator)	Fortaleza (Brazil)	BRL	89,439,654.33	79.55	85.65	TELE NORDESTE CELULAR
· TELEPISA CELULAR S.A. (mobile telephony operator)	Teresina (Brazil)	BRL	23,392,322.95	78.85	97.52	TELE NORDESTE CELULAR
· TELERN CELULAR S.A. (mobile telephony operator)	Natal (Brazil)	BRL	42,823,497.29	75.42	92.57	TELE NORDESTE CELULAR
· TELPA CELULAR S.A. (mobile telephony operator)	João Pessoa (Brazil)	BRL	43,164,229.17	71.85	94.87	TELE NORDESTE CELULAR
· TELPE CELULAR S.A. (mobile telephony operator)	Recife (Brazil)	BRL	113,848,783.98	77.68	94.87	TELE NORDESTE CELULAR
· TIM Celular Centro Sul S.A (former BLUCEL S.A.) (mobile telephony operator)	Brasilia (Brazil)	BRL	271,827,025	100.00		TIM BRASIL
· TIM Rio Norte S.A. (former UNICEL S.A.) (mobile telephony operator)	Rio de Janeiro (Brazil)	BRL	495,300,000	100.00		TIM BRASIL
· TIM São Paulo S.A. (former STARCEL S.A.) (mobile telephony operator)	São Paulo (Brazil)	BRL	512,780,589	100.00		TIM BRASIL
· TIMNET.COM S.A. (mobile services)	Rio de Janeiro (Brazil)	BRL	78,000,000	20.00 20.00 20.00 20.00 20.00		TIM INTERNATIONAL MAXITEL S.A. TELE NORDESTE CELULAR TELE CELULAR SUL TIM SAÔ PAULO
· TIM PERU' S.A.C. (mobile telephony operator)	Lima (Perù)	PEN	652,231,998	100.00		TIM INTERNATIONAL
· CORPORACION DIGITEL C.A. (telecommunications services)	Caracas (Venezuela)	VEB	42,823,450,241	56.56		TIM INTERNATIONAL

Internet and Media

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
SEAT PAGINE GIALLE S.p.A. (publishing and Internet services)	Milan (Italy)	EUR	341,183,511.30	53.21 1.90 0.0168 0.132	53.41 1.93 0.0171 0.134	TELECOM ITALIA HUIT II SARITEL SOFTE
· CIPI S.p.A. (personalized products for companies)	Milan (Italy)	EUR	208,000	60.00		SEAT PAGINE GIALLE
· CONSODATA S.A. (management and supply of data banks and market researches)	Levallois Perret (France)	EUR	4,731,867	90.74		SEAT PAGINE GIALLE
· BCA FINANCES S.A. (analysis, management and trading of data banks)	Lille (France)	FRF	700,000	100.00		CONSODATA S.A.
· BCA S.A. (analysis, management and trading of data banks)	Lille (France)	FRF	500,000	17.00 83.00		CONSODATA S.A. BCA FINANCES

844

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
- CAL - CONSUMER ACCES Ltd (management and supply of data banks)	Kingston (UK)	GBP	200,000	100.00		CONSODATA S.A.
- CONSODATA GROUP Ltd (management and supply of data banks)	London (UK)	GBP	2	100.00		CAL - CONSUMER ACCES Ltd
- CONSODATA UK Ltd (business information)	Kingston (UK)	GBP	2	100.00		CAL - CONSUMER ACCES Ltd
- CONSOBELGIUM S.A. (business information)	Brussels (Belgium)	EUR	62,500	100.00		CONSODATA S.A.
- CHINALOOP Holdings (mailing list activities)	Cayman Islands	USD	29,961.3	50.06		CONSODATA S.A.
- CHINALOOP (Mauritius) Co (mailing list activities)	Port Louis (Mauritius)	USD	200	100.00		CHINALOOP Holdings
- SHANGHAI CHINA LOOP INFORMATION SERVICES (mailing list activities)	Shanghai (China)	USD	1,730,000	100.00		CHINALOOP (Mauritius) Co
- CONSODATA ESPAÑA S.A. (business information)	Barcelona (Spain)	ESP	310,000,000	100.00		CONSODATA S.A.
- CONSODATA ITALIA S.r.l. (business information)	Milan (Italy)	EUR	10,200	100.00		CONSODATA S.A.
- CONSODATA SOLUTIONS S.A. (data management)	Levallois Perret (France)	EUR	270,000	100.00		CONSODATA S.A.
- CONSODATA S.p.A. (former GIALLO DATA S.p.A.) (services of direct marketing; creation, management and marketing of data bank)	Rome (Italy)	EUR	6,500,000	100.00		CONSODATA S.A.
- DOMINO RESEARCH S.r.l. (data processing geomarketing sector)	Milan (Italy)	EUR	46,400	60.00		CONSODATA S.p.A.
- DWI S.p.A. (design, software realization)	Verona (Italy)	EUR	500,000	51.00		CONSODATA S.p.A.
- FINANZA E GESTIONE S.r.l. (creation, management and trading of data banks for the banking sector)	Milan (Italy)	EUR	77,450	60.00		CONSODATA S.p.A.
- PHARMASOFT CONSULTING S.r.l. (design, management and marketing of pharmaceutical sector data bank)	Rome (Italy)	EUR	1,032,910	60.00		CONSODATA S.p.A.
- PUBBLIBABY S.p.A. (design, management and marketing of native sector data bank)	Cusago (Milan, Italy)	EUR	100,000	61.00		CONSODATA S.p.A.
- MEDIA PRISME S.A. (analysis, management and trading of data banks)	Paris (France)	FRF	250,000	50.00 50.00		CONSODATA S.A. BCA FINANCES
- MP LIST S.A. (analysis, management and trading of data banks)	Brussels (Belgium)	FB	750,000	100.00		MEDIA PRISME
- DATABANK S.p.A. (marketing)	Milan (Italy)	EUR	937,300	93.47		SEAT PAGINE GIALLE
- DATABANK WETTBEWERBS - MARKT UND FINANZANALYSE GmbH (marketing)	Darmstadt (Germany)	EUR	153,387.56	60.00		DATABANK S.p.A.
- DBK S.A. (marketing)	Madrid (Spain)	EUR	99,000	99.99		DATABANK S.p.A.
- DATA HOUSE S.p.A. (gathering and sale of real estate information)	Milan (Italy)	EUR	200,850	52.00		SEAT PAGINE GIALLE
- ITALSERVICE S.r.l. (holding company)	Varese (Italy)	EUR	10,400	100.00		DATA HOUSE
- ITALSERVICE S.p.A. (management of data from the public real estate Registry and from other public bodies)	Milan (Italy)	EUR	104,000	40.00 60.00		DATA HOUSE ITALSERVICE S.r.l.

44

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
· EUREDIT S.A. (realization, promotion and marketing European technology of commerce annual "Europages")	Paris (France)	EUR	2,800,000	93.56		SEAT PAGINE GIALLE
· FINANZIARIA WEB S.p.A. (financing)	Turin (Italy)	EUR	9,606,073.50	60.00		SEAT PAGINE GIALLE
· MATRIX S.p.A (Internet services)	Milan (Italy)	EUR	1,100,000	0.70 66.00 33.30		SEAT PAGINE GIALLE FINANZIARIA WEB N.V.VERTICO
· FREE FINANCE S.p.A (Internet loans for the real estate market)	Milan (Italy)	EUR	148,102	89.38		MATRIX
· GIALLO MARKET S.r.l (owner of Virgilio.it)	Milan (Italy)	EUR	1,000,000	90.00 10.00		MATRIX MONDUS LTD
· KMATRIX S.r.l. (creation and management of an Internet site)	Milan (Italy)	EUR	100,000	100.00		MATRIX
· LINK S.r.l. (supply of computer services)	Milan (Italy)	EUR	10,400	100.00		MATRIX
· OLA'! S.r.l. (advertising on-line)	Milan (Italy)	EUR	10,400	51.00		MATRIX
· XOOM.it S.p.A. (development and management of virtual communities)	Milan (Italy)	EUR	100,000	100.00		MATRIX
· ZONET ITALIA S.r.l. (creation and management of Internet sites)	Milan (Italy)	EUR	400,000	51.00		MATRIX
· FINSATEL S.r.l. (holding company)	Turin (Italy)	EUR	133,000	100.00		SEAT PAGINE GIALLE
· GIALLO LAVORO S.p.A. (research, selection and training of human resources)	Turin (Italy)	EUR	100,000	100.00		SEAT PAGINE GIALLE
· GIALLO PROFESSIONAL PUBLISHING S.p.A. (publishing, typographic and graphic marketing, advertising)	Turin (Italy)	EUR	1,000,000	100.00		SEAT PAGINE GIALLE
· GRUPPO EDITORIALE FAENZA EDITRICE S.p.A. (publishing house)	Faenza (Ravenna, Italy)	EUR	260,000	60.00		GIALLO PROFESSIONAL PUBLISHING
· FAENZA EDITRICE IBERICA S.L. (publishing house also on behalf of third parties)	Castellon de La Plana (Spain)	EUR	3,005.50	100.00		GRUPPO EDITORIALE FAENZA EDITRICE
· FAENZA EDITRICE DO BRASIL Ltda (publishing house also on behalf of third parties)	Saõ Paulo (Brazil)	BRL	132,347.46	90.00 10.00		GRUPPO EDITORIALE FAENZA EDITRICE FAENZA EDITRICE IBERICA
· PROMO ADVERTISING S.r.l. (acquisition of advertising on behalf of magazines, tv and multimedia broadcasting)	Faenza (Ravenna, Italy)	EUR	10,320	100.00		GRUPPO EDITORIALE FAENZA EDITRICE
· GRUPPO EDITORIALE JCE S.p.A. (publishing house)	Cinisello Balsamo (Milan, Italy)	EUR	1,032,800	65.00		GIALLO PROFESSIONAL PUBLISHING
· QUASAR E ASSOCIATI S.r.l. (multimedia publishers)	Milan (Italy)	EUR	20,408	51.00		GIALLO PROFESSIONAL PUBLISHING
· EDITORIALE QUASAR S.r.l. (publishing house and advertising agency)	Milan (Italy)	EUR	10,000	100.00		QUASAR E ASSOCIATI
· TTG ITALIA S.p.A. (publishing house for the touristic market)	Turin (Italy)	EUR	100,000	98.00		GIALLO PROFESSIONAL PUBLISHING
· GIALLO VIAGGI.it S.p.A. (research, development, production of information and telematic products for tourism)	Milan (Italy)	EUR	100,000	100.00		SEAT PAGINE GIALLE
· MEDIOLANUM TOURIST SERVICE S.r.l. (tour operator)	Milan (Italy)	EUR	10,200	100.00		GIALLO VIAGGI.it
· GIALLO VOICE S.p.A. (teleselling, telemarketing, call centers and marketing)	Turin (Italy)	EUR	1,000,000	100.00		SEAT PAGINE GIALLE
· CALL CENTER SERVICES S.r.l. (call center services)	Cernusco sul Naviglio (Milan, Italy)	EUR	10,350	66.00		GIALLO VOICE
· IMR S.r.l. (call center services)	Turin (Italy)	EUR	10,500	51.00		GIALLO VOICE
· OPS S.r.l. (call center services)	Milan (Italy)	EUR	10,200	51.00		GIALLO VOICE

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
- TELEPROFESSIONAL S.r.l. (call center services)	Monza (Milan, Italy)	EUR	52,000	66.00		GIALLO VOICE
- GRUPPO BUFFETTI S.p.A. (supply of products regarding the paper industry, printing and publishing)	Rome (Italy)	EUR	11,817,000	100.00		SEAT PAGINE GIALLE
- MAGIQ 32 S.r.l. (wholesale of paper and millboard)	Rome (Italy)	EUR	510,000	100.00		GRUPPO BUFFETTI
- OFFICE AUTOMATION PRODUCTS S.p.A. (former INDUSTRIAL SERVICE S.p.A.) (wholesale magnetic stand)	Lecco (Italy)	EUR	774,000	84.00		GRUPPO BUFFETTI
- IS PRODUCTS S.p.A. (marketing of office automation)	Lecco (Italy)	EUR	9,360,000	27.78 72.22		GRUPPO BUFFETTI OFFICE AUTOMATION PRODUCTS
- INCAS PRODUCTIONS S.r.l. (wholesale production and marketing of office consumable products)	Venaria Reale (Turin, Italy)	EUR	510,000	100.00		OFFICE AUTOMATION PRODUCTS
- PBS PROFESSIONAL BUSINESS SOFTWARE S.p.A. (production and trading of business software)	Rome (Italy)	EUR	127,500	99.996 0.004		GRUPPO BUFFETTI BUFFETTI S.r.l.
- SK DIRECT S.r.l. (graphic arts)	Rome (Italy)	EUR	5,522,920	58.37 41.63		GRUPPO BUFFETTI OFFICE AUTOMATION PRODUCTS
- HOLDING MEDIA E COMUNICAZIONE H.M.C. S.p.A. (former CECCHI GORI COMMUNICATIONS S.p.A.) (production, marketing on TV and press)	Rome (Italy)	EUR	5,064,000	100.00		SEAT PAGINE GIALLE
- GLOBO EUROPA B.V. (holding company)	Amsterdam (Holland)	NLG	400,000	100.00		HOLDING MEDIA E COMUNICAZIONE HMC
- GLOBO COMMUNICATION S.A.M. (production, acquisition and trading of TV programs)	Montecarlo	EUR	8,400,000	99.99		GLOBO EUROPA
- TV INTERNAZIONALE S.p.A. (licensee of a TV broadcasting)	Rome (Italy)	EUR	6,200,000	100.00		GLOBO EUROPA
- BEIGUA S.r.l. (management of a TV broadcasting)	Milan (Italy)	EUR	51,480	51.00		TV INTERNAZIONALE
- GIAROLO S.r.l. (management of TV programs)	Milan (Italy)	EUR	50,490	75.50		TV INTERNAZIONALE
- T.V.I. MONTECARLO S.A.M. (trading and licensee of TV programs)	Montecarlo	EUR	150,000	99.50		GLOBO EUROPA
- HOLDING MEDIA E COMUNICAZIONE BROADCASTING S.r.l. (former CECCHI GORI BROADCASTING S.r.l.) (maintenance of audio/video TV equipments)	Rome (Italy)	EUR	103,400	50.00 50.00		HOLDING MEDIA E COMUNICAZIONE HMC TV INTERNAZIONALE
- HOLDING MEDIA E COMUNICAZIONE PUBBLICITA' S.r.l. (former CECCHI GORI ADVERTISING S.r.l.) (advertising agency for TV and radio broadcasting)	Rome (Italy)	EUR	516,500	100.00		HOLDING MEDIA E COMUNICAZIONE HMC
- MTV ITALIA S.r.l. (former BETA TELEVISION S.r.l.) (licensee of a radio and TV broadcasting)	Rome (Italy)	EUR	12,151,928	51.00		HOLDING MEDIA E COMUNICAZIONE HMC
- HOLDING MEDIA E COMUNICAZIONE PRODUZIONI S.r.l. (former CECCHI GORI NEWS AND SPORT S.r.l.) (production and acquisition of radio and TV programs rights)	Rome (Italy)	EUR	258,864	50.00 50.00		MTV ITALIA TV INTERNAZIONALE
- MTV PUBBLICITA' S.r.l. (advertising agency)	Milan (Italy)	EUR	10,400	100.00		MTV ITALIA
- ITALBIZ.COM Inc. (maintenance of an Internet site)	California (USA)	USD	13,800	72.46		SEAT PAGINE GIALLE
- KOMPASS ITALIA S.p.A. (publishing of annuals and sale of telematic products)	Turin (Italy)	EUR	1,610,904.88	100.00		SEAT PAGINE GIALLE

843

Name (type of business)	Head office	Share capital		% ownership	% of voting rights	Held by
· NEOEXPO S.p.A. (on-line events regarding fairs)	Palazzolo sull'Oglio (Brescia, Italy)	EUR	510,000	60.00		SEAT PAGINE GIALLE
· NETCREATIONS Inc. (management of the license regarding the software products of Netex Ltd)	New York (USA)	USD	1	100.00		SEAT PAGINE GIALLE
· PAN-ADRESS DIREKTMARKETING & Co. KG (direct marketing)	Munich (Germany)	DEM	2,040,000	100.00		SEAT PAGINE GIALLE
· CONSODATA DEUTSCHLAND GmbH (creation and maintenance of a database for mailing activities)	Munich (Germany)	DEM	50,000	100.00		PAN-ADRESS DIREKTMARK. & Co.KG
· CONSODATA MARKETING INTELLIGENCE GmbH (strategic analysis and data profiling)	Munich (Germany)	EUR	25,000	100.00		PAN-ADRESS DIREKTMARK. & Co.KG
· MEDIPLAN GmbH (creation and maintenance of a database for mailing activities)	Munich (Germany)	EUR	26,000	100.00		PAN-ADRESS DIREKTMARK. & Co.KG
· PAN-ADRESS DIREKTMARKETING VERWALTUNG GmbH (former GENERAL PARTNER GmbH) (direct marketing)	Munich (Germany)	EUR	25,000	100.00		SEAT PAGINE GIALLE
· TDL INFOMEDIA Ltd (holding company)	Hampshire (UK)	GBP	139,524.78	99.60		SEAT PAGINE GIALLE
· MYBLUECAT.COM Ltd (supply of services)	Hampshire (UK)	GBP	2	100.00		TDL INFOMEDIA
· TDL INFOMEDIA FINANCE Ltd (holding company)	Hampshire (UK)	GBP	9,734.09	100.00		TDL INFOMEDIA
· TDL INFOMEDIA HOLDINGS Plc (holding company)	Hampshire (UK)	GBP	397,126.43	100.00		TDL INFOMEDIA FINANCE
· TDL INFOMEDIA GROUP Plc (holding company)	Hampshire (UK)	GBP	624,576.64	100.00		TDL INFOMEDIA HOLDINGS
· TDL GROUP Ltd (holding company)	Hampshire (UK)	GBP	89,864.25	100.00		TDL INFOMEDIA GROUP
· THOMSON DIRECTORIES Ltd (pubblishing and marketing directories)	Hampshire (UK)	GBP	1,340,000	100.00		TDL GROUP
· TDL INVESTMENTS B.V. (former MARACANA' HOLDING B.V.) (supply of services)	Rotterdam (Holland)	EUR	20,000	100.00		TDL INFOMEDIA
· TELEGATE HOLDING GmbH (holding company)	Martinsried (Germany)	DEM	51,000	100.00		SEAT PAGINE GIALLE
· TELEGATE A.G. (call center services)	Martinsried (Germany)	EUR	12,730,000	13.54 50.99		SEAT PAGINE GIALLE TELEGATE HOLDING
· ARSMOVENDI.COM A.G. (Internet services)	Munich (Germany)	EUR	150,000	100.00		TELEGATE A.G.
· TRAVELGATE BUSINESS GmbH (business tour operator)	Munich (Germany)	EUR	25,000	100.00		ARSMOVENDI .COM
· TRAVELTEAM24 GmbH (tour operator)	Schongau (Germany)	DEM	100,000	100.00		TRAVELGATE BUSINESS
· DATAGATE GmbH (call center services)	Martinsried (Germany)	EUR	25,000	100.00		TELEGATE A.G.
· KIMTRAVEL CONSULTING A.G. (tour operator)	Munich (Germany)	EUR	69,493	100.00		TELEGATE A.G.
· TELEGATE AKADEMIE GmbH (training center for employees of call centers)	Rostock (Germany)	EUR	25,000	100.00		TELEGATE A.G.
· TELEGATE ANKLAM GmbH (call center services)	Anklam (Germany)	DEM	100,000	100.00		TELEGATE A.G.
· 11880.com GmbH (call center services)	Martinsried (Germany)	EUR	25,000	100.00		TELEGATE ANKLAM
· MOBILSAFE A.G. (Internet services)	Meerbusch (Germany)	EUR	150,000	100.00		TELEGATE ANKLAM
· TELEGATE CALL CENTER GmbH (call center services)	Martinsried (Germany)	EUR	25,000	100.00		TELEGATE A.G.
· PHONECOM GmbH (call center services)	Munich (Germany)	DEM	153,900	50.68		TELEGATE CALL CENTER

844

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
· MEDIA EVOLUTION AGENTUR FUR NEUE MEDIE GmbH (call center services)	Munich (Germany)	DEM	60,000	100.00		PHONECOM
· TGT HOLDING B.V. (holding company)	Schiphol (Holland)	EUR	18,200	100.00		TELEGATE A.G.
· TELEGATE ESPAÑA S.A. (former TELEGATE COMMUNICATIONS SYSTEMS S.A.) (call center services)	Las Mathas Madrid (Spain)	EUR	61,000	99.00 1.00		TGT HOLDING TELEGATE A.G.
· TELEGATE GmbH (call center services)	Vienna (Austria)	EUR	35,000	100.00		TGT HOLDING
· TELEGATE Inc. (call center services)	Texas (USA)	USD	1,000	100.00		TGT HOLDING
· TELEGATE ITALIA S.r.l. (call center services)	Milan (Italy)	EUR	129,000	99.00 1.00		TGT HOLDING TELEGATE A.G.
· TELEGATE Ltd (call center services)	London (UK)	GBP	50,000	100.00		TGT HOLDING
· TICKETONE S.p.A. (ticket sales)	Milan (Italy)	EUR	620,210	52.30		SEAT PAGINE GIALLE
· TIN WEB S.p.A. (former GIALLO WEB S.r.l.) (advices regarding the creation of Internet sites)	Milan (Italy)	EUR	100,000	100.00		SEAT PAGINE GIALLE

International Operations

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
STET INTERNATIONAL NETHERLANDS N.V. (holding company)	Amsterdam (Holland)	EUR	2,378,338,950	100.00		TELECOM ITALIA
· 9 TELECOM RESEAU S.A. (telecommunications services)	Boulogne Billancourt (France)	EUR	616,291,485	97.34 0.04		STET INTERNATIONAL NETHERLANDS T.M.I. TELEMEDIA INT. Ltd
· JET MULTIMEDIA S.A. (Internet hosting)	Lyon (France)	EUR	10,699,748	89.72 0.95 0.18		9 TELECOM RESEAU SOFTE JET MULTIMEDIA
· JET MEDIA S.A. (advertising on TV, radio and press)	Lyon (France)	EUR	100,000	99.76 0.04 0.20		JET MULTIMEDIA OMEGA Fiduciaries
· PUBLICLAIR S.A. (advertising services for magazines)	Paris (France)	EUR	38,112	98.80 0.20 1.00		JET MEDIA OMEGA Fiduciaries
· JET MULTIMEDIA HOSTING S.A. (design, development and maintenance of Web and Audiotel, Minitel services)	Lyon (France)	EUR	11,818,318	99.99 0.01		JET MULTIMEDIA Fiduciaries
· IB TELEMATIC S.A. (Minitel services)	Paris (France)	EUR	430,280	99.97 0.03		JET MULTIMEDIA HOSTING Fiduciaries
· ICOR S.A. (Internet, Extranet and Intranet for tourism)	Le Bourget du Lac (France)	EUR	96,000	99.87 0.02 0.11		JET MULTIMEDIA HOSTING OMEGA Fiduciaries
· JET MULTIMEDIA S.r.l. (Internet services)	Milan (Italy)	EUR	10,400	100.00		JET MULTIMEDIA HOSTING
· ITALIA EXPLORER S.r.l. (Internet services)	Milan (Italy)	EUR	11,000	100.00		JET MULTIMEDIA S.r.l.
· METAPHORA S.A. (consulting for management of information systems)	Toulouse (France)	EUR	469,543	38.25 13.80 0.02	46.60 8.40 0.02	JET MULTIMEDIA HOSTING JET VENTURE Fiduciaries
· VILLAGES TOURS S.a.r.l. (travel agency and website for tourism)	Lyon (France)	EUR	39,637	100.00		JET MULTIMEDIA HOSTING
· TRAVEL MANIA S.a.r.l. (travel agency and website for tourism)	Lyon (France)	EUR	304,898	97.00		VILLAGES TOURS
· JET VENTURE S.A. (financing and development of Internet services)	Paris (France)	EUR	8,000,000	99.88 0.12		JET MULTIMEDIA OMEGA
· OMEGA S.a.r.l. (Intergroup services)	Lyon (France)	EUR	80,000	100.00		JET MULTIMEDIA
· VICTOIRE MULTIMEDIA S.A. (Internet services)	Paris (France)	EUR	89,025	99.90 0.02 0.08		JET MULTIMEDIA OMEGA Fiduciaries



Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
· PRESSINVEST S.A. (Minitel services)	Paris (France)	EUR	128,992	99.93 0.01 0.06		VICTOIRE MULTIMEDIA OMEGA Fiduciaries
· VICTOIRE MULTIMEDIA INFORMATIQUE S.A. (development of Internet sites)	Paris (France)	EUR	1,165,665	99.98 0.02		VICTOIRE MULTIMEDIA Fiduciaries
· OFFICE CENTRAL DE DOCUMENTATION S.A. (Minitel services and legal affair data base)	Paris (France)	EUR	38,112	99.76 0.04 0.20		VICTOIRE MULTIMEDIA INFORM. OMEGA Fiduciaries
· MAGEOS EXPLORER S.A. (former EUROPE EXPLORER) (Internet services)	Lyon (France)	EUR	6,317,788.80	91.21		9TELECOM RESEAU
· BELGIUM EXPLORER S.A. (Internet services)	Brussels (Belgium)	EUR	62,000	99.92		MAGEOS EXPLORER
· FRANCE EXPLORER S.A. (Internet services)	Lyon (France)	EUR	1,532,113	99.99		MAGEOS EXPLORER
· HOLLAND EXPLORER B.V. (Internet services)	Amsterdam (Holland)	EUR	100,000	100.00		MAGEOS EXPLORER
· EUROPE EXPLORER PORTUGAL L.D.A. (Internet services)	Lisbon (Portugal)	EUR	11,000	100.00		MAGEOS EXPLORER
· SWISS EXPLORER on-line S.a.r.l. (Internet services)	Lousanne (Switzerland)	CHF	20,000	100.00		MAGEOS EXPLORER
· BBNED N.V. (telecommunications services)	Amsterdam (Holland)	EUR	52,425,000	96.17		STET INTERNATIONAL NETHERLANDS
· BBEYOND B.V. (telecommunications services)	Amsterdam (Holland)	EUR	18,000	100.00		BBNED
· ENTEL CHILE S.A. (telecommunications services)	Santiago (Chile)	CLP	396,209,996,527	54.76		STET INTERNATIONAL NETHERLANDS
· AMERICATEL CENTROAMERICA S.A. (holding company)	Guatemala City (Guatemala)	USD	2,649,608	78.65		ENTEL CHILE
· AMERICATEL EL SALVADOR S.A. DE C.V. (telecommunications services)	San Salvador (El Salvador)	USD	972,036	15.00 85.00		ENTEL CHILE AMERICATEL CENTROAMERICA
· AMERICATEL GUATEMALA S.A. (telecommunications services)	Guatemala City (Guatemala)	GTQ	450,000	100.00		AMERICATEL CENTROAMERICA
· AMERICATEL HONDURAS S.A. (telecommunications services)	Tegucigalpa (Honduras)	HNL	500,000	100.00		AMERICATEL CENTROAMERICA
· INDUSTRIAS TELEPUERTOS NICARAGUENSES S.A. (telecommunications services)	Managua (Nicaragua)	NIO	255,000,000	100.00		AMERICATEL CENTROAMERICA
· ENTEL CALL CENTER S.A. (telecommunications services)	Santiago (Chile)	CLP	6,073,225,767	90.00 10.00		ENTEL CHILE ENTEL INVERSIONES
· ENTEL INTERNATIONAL B.V.I. Corp. (holding company)	Tortola (British Virgin Islands)	CLP	31,480,049,720	100.00		ENTEL CHILE
· AMERICATEL CORP. USA (telecommunications services)	Florida (USA)	USD	62,372,552.74	80.00		ENTEL INTERNATIONAL B.V.I.
· ENTEL USA HOLDING Inc. (holding company)	Florida (USA)	USD	1,000	100.00		ENTEL INTERNATIONAL B.V.I.
· AMERICASKY Corporation (telecommunications services)	Florida (USA)	USD	1,000	80.00 20.00		ENTEL USA HOLDING ENTEL INTERNATIONAL B.V.I.
· ENTEL INVERSIONES S.A. (holding company)	Santiago (Chile)	CLP	3,129,511,471	99.99 0.01		ENTEL CHILE Fiduciaries
· AMERICATEL PERU' S.A. (former ORBITEL PERU S.A.) (telecommunications services)	Lima (Perù)	PEN	38,308,496.13	45.69 54.31		ENTEL CHILE ENTEL INVERSIONES
· ENTEL INVESTMENTS Inc. (holding company)	Tortola (British Virgin Islands)	USD	1,630	100.00		ENTEL CHILE
· ENTEL SERVICIOS TELEFONICOS S.A. (telecommunications services)	Santiago (Chile)	CLP	1,071,339,726	91.42 8.58		ENTEL CHILE ENTEL INVERSIONES
· ENTEL TELEFONIA LOCAL S.A. (local telecommunications services)	Santiago (Chile)	CLP	22,440,766,220	99.00 1.00		ENTEL CHILE ENTEL INVERSIONES

846

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
· CHILE WIRELESS S.A. (holding company)	Santiago (Chile)	CLP	112,745,830	99.00 1.00		ENTEL TELEFONIA LOCAL ENTEL INVERSIONES
· ENTEL TELEFONIA PERSONAL S.A. (holding company)	Santiago (Chile)	CLP	123,550,386,824	94.64 5.36		ENTEL CHILE ENTEL INVERSIONES
· EMPRESA DE RADIOCOMUNICACIONES INSTA BEEP Ltda (telecommunications services)	Santiago (Chile)	CLP	2,250,968,492	99.90		ENTEL TELEFONIA PERSONAL
· ENTEL PCS TELECOMUNICACIONES S.A. (mobile telecommunications services)	Santiago (Chile)	CLP	95,503,905,176	0.10 99.90		ENTEL CHILE ENTEL TELEFONIA PERSONAL
· ENTEL TELEFONIA MOVIL S.A. (mobile telecommunications services)	Santiago (Chile)	CLP	1,829,096,682	0.08 99.92		ENTEL CHILE ENTEL TELEFONIA PERSONAL
· MICARRIER TELECOMUNICACIONES S.A. (telecommunications services)	Santiago (Chile)	CLP	3,139,539,748	99.99 0.01		ENTEL CHILE ENTEL INVERSIONES
· ORBITEL VENEZUELA S.A. (telecommunications services)	Caracas (Venezuela)	VEB	709,500,000	100.00		ENTEL CHILE
· RED DE TRANSACCIONES ELECTRONICAS S.A (telecommunications services)	Santiago (Chile)	CLP	1,582,287,416	93.76		ENTEL CHILE
· SATEL TELECOMUNICACIONES S.A. (telecommunications services)	Santiago (Chile)	CLP	2,698,727,530	99.90 0.10		ENTEL CHILE ENTEL INVERSIONES
· ICH – International Communication Holding N.V. (holding company)	Amsterdam (Holland)	EUR	50,000	100.00		STET INTERNATIONAL NETHERLANDS
· ETI – Euro Telecom International N.V. (holding company)	Amsterdam (Holland)	EUR	50,050	100.00		ICH
· ENTEL Empresa Nacional de Telecomunicaciones S.A. (telecommunications services)	La Paz (Bolivia)	BOB	1,280,898,800	50.00		ETI
· DATACOM S.A. (data transmission services)	La Paz (Bolivia)	BOB	21,746,600	99.99		ENTEL BOLIVIA
· INDIAN TELECOMMUNICATION HOLDING B.V. (holding company)	Amsterdam (Holland)	EUR	151,500	100.00		STET INTERNATIONAL NETHERLANDS
· INTELCOM SAN MARINO S.p.A (telecommunications services in San Marino)	Republic of San Marino	EUR	1,550,000	70.00		STET INTERNATIONAL NETHERLANDS
· TELECOM ITALIA DE ESPAÑA S.A. (services and agency activities)	Madrid (Spain)	EUR	2,103,542	100.00		STET INTERNATIONAL NETHERLANDS
TELECOM ITALIA DO BRASIL S/C Ltda (telecommunications promotional services)	Rio de Janeiro (Brazil)	BRL	2,699,758	99.9933 0.0067		TELECOM ITALIA Fiduciaries
TELECOM ITALIA GmbH (holding company)	Vienna (Austria)	ATS	500,000	100.00		TELECOM ITALIA
TI WEB S.A. (holding company)	Luxembourg	USD	856,779,000	99.99999 0.00001		TELECOM ITALIA Fiduciaries
· TELSI Ltd (holding companies)	London (UK)	EUR	603,565,000	99.99999 0.00001		TI WEB Fiduciaries

I.T. Services

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
IT TELECOM S.p.A. (information and communication technology)	Rome (Italy)	EUR	25,000,000	100.00		TELECOM ITALIA
FINSIEL - Consulenza e Applicazioni Informatiche S.p.A. (conception and implementation of projects in information technology applications)	Rome (Italy)	EUR	59,982,384.60	77.92 0.63		TELECOM ITALIA FINSIEL
· ASPASIEL S.r.l. (information systems)	Rome (Italy)	EUR	260,000	50.00	51.00	FINSIEL
· BANKSIEL - Società di informatica e Organizzazione p.A. (design, installation, operation and maintenance of information systems for bank and insurance companies)	Milan (Italy)	EUR	10,400,000	55.50		FINSIEL
· CARISTEL Sistemi Informativi Elettronici per il Settore Creditizio e Finanziario S.p.A. (electronic information systems for banking and financial industry)	Rende (Cosenza, Italy)	EUR	769,585	2.00 98.00		FINSIEL BANKSIEL

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
· CENTROSIEL S.p.A. (information systems)	Milan (Italy)	EUR	516,600	47.00	51.00	BANKSIEL
· CONSIEL - Società di Management Consulting e Formazione p.A. (corporate consulting and management services)	Milan (Italy)	EUR	5,148,000	95.50		FINSIEL
· EIS - Elettronica Ingegneria Sistemi S.p.A. (design, installation, operation and maintenance of sophisticated electronic systems)	Rome (Italy)	EUR	5,165,000	100.00		FINSIEL
· FINSIEL ROMANIA S.r.l. (information systems)	Bucharest (Rumania)	ROL	11,841,500,000	90.53		FINSIEL
· INSIEL - Informatica per il Sistema degli Enti Locali S.p.A. (information systems)	Trieste (Italy)	EUR	7,755,000	52.00		FINSIEL
· INTERSIEL - Società Interregionale Sistemi Informativi Elettronici S.p.A. (design, installation, operation and maintenance of information systems)	Rende (Cosenza, Italy)	EUR	1,033,000	100.00		FINSIEL
· KRENESIEL - Società Sarda di Informatica S.p.A. (information systems)	Sassari (Italy)	EUR	2,582,300	41.00 10.00		FINSIEL INSIEL
· NETIKOS S.p.A. (information systems)	Rome (Italy)	EUR	13,416,000	75.00 25.00		FINSIEL IT TELECOM
· NETIKOS Finland OY (development of wireless solutions)	Helsinki (Finland)	EUR	10,700	100.00		NETIKOS
· SOGEI - Società Generale d'Informatica S.p.A. (information systems and related services for the Ministry of Finances and Italian and foreign public Administration)	Rome (Italy)	EUR	10,330,000	100.00		FINSIEL
· TELE SISTEMI FERROVIARI S.p.A. (information systems)	Rome (Italy)	EUR	77,003,669.54	61.00		FINSIEL
· VENIS - VENEZIA INFORMATICA E SISTEMI S.p.A. (information systems for the municipality of Venice and other public entities)	Venice (Italy)	EUR	1,549,500	20.40 30.60		FINSIEL INSIEL
· WEBRED S.p.A. (former CRUED S.p.A.) (information systems)	Perugia (Italy)	EUR	1,560,000	51.00		FINSIEL
NETSIEL - Networks Produttivi per Sistemi Informativi Elettronici S.p.A. (information products and production of software for sale)	Bari (Italy)	EUR	65,073,960	68.65 31.35		TELECOM ITALIA FINSIEL
· SIBISIEL - Società di Informatica per la Banca e l'Impresa S.p.A. (information systems)	Bari (Italy)	EUR	1,032,920	90.20 9.80		NETSIEL SIBISIEL
SODALIA S.p.A. (production of advanced software for telecommunications networks and services)	Trento (Italy)	EUR	3,099,000	100.00		TELECOM ITALIA
· SODALIA NORTH AMERICA Inc. (former TELESOFT AMERICA Inc.) (telecommunications software)	Virginia (USA)	USD	700,000	100.00		SODALIA
TELESOFT S.p.A. (telecommunications software)	Rome (Italy)	EUR	21,060,000	60.00 40.00		TELECOM ITALIA FINSIEL
· EUSTEMA S.p.A. (design, research, development and marketing of software, information and online systems)	Rome (Italy)	ITL	600,000,000	67.33		TELESOFT
· TECO SOFT ESPAÑA S.A. (telecommunications software)	Madrid (Spain)	ESP	60,000,000	100.00		TELESOFT
· TELESOFT HELLAS S.A. (telecommunications software)	Marousi-Athens (Greece)	GRD	20,000,000	100.00		TELESOFT
· TELESOFT RUSSIA ZAO (telecommunications software)	Moscow (Russia)	RUB	1,592,000	75.00		TELESOFT

448

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
Satellite Services						
TELESPAZIO S.p.A. (satellite telecommunications services)	Rome (Italy)	EUR	50,000,000	100.00		TELECOM ITALIA
· CENTRO DI TELERILEVAMENTO MEDITERRANEO · S.c.p.a. (research)	Palermo (Italy)	EUR	949,000	51.00		TELESPAZIO
· e-GEOS S.p.A. (earth observation activities)	Matera (Italy)	EUR	105,000	53.00 2.00		TELESPAZIO EURIMAGE
· EURIMAGE S.p.A. (distribution and sale of remote sensing data)	Rome (Italy)	EUR	4,386,000	51.00		TELESPAZIO
· EUROPEAN COMPANY FOR MOBILE COMMUNICATION SERVICES B.V. (satellite data transmission, messages and localization)	Amsterdam (Holland)	EUR	16,881,882	72.01		TELESPAZIO
· EUROPEAN COMPANY FOR MOBILE COMMUNICATION OPERATIONS B.V. (mobile telephony services)	Amsterdam (Holland)	EUR	45,500	100.00		EUROPEAN COMPANY FOR MOBILE COMM.SERVICES
· TELESPAZIO BRASIL S.A. (former DAMOS SUDAMERICA S.A.) (satellite telecommunications services)	Rio de Janeiro (Brazil)	BRL	34,520,000	87.48 1.39		TELESPAZIO ENTEL CHILE
· TELESPAZIO LUXEMBOURG S.A. (holding company)	Luxembourg	USD	245,260,800	100.00		TELESPAZIO
· TELESPAZIO NORTH AMERICA Inc. (activities regarding satellite telecommunications)	Delaware (USA)	USD	10	100.00		TELESPAZIO
TILAB						
TELECOM ITALIA LAB S.p.A. (former CSELT S.p.A.) (studies, research and venture capital in telecommunications and electronics)	Turin (Italy)	EUR	25,500,000	100.00		TELECOM ITALIA
· LOQUENDO · SOCIETA' PER AZIONI (research, development and trading of technologies and equipments regarding vocal recognition and interaction)	Turin (Italy)	EUR	3,573,190	84.38		TELECOM ITALIA LAB S.p.A.
· TELECOM ITALIA LAB GENERAL PARTNER S.A. (holding company)	Luxembourg	USD	30,000	99.97 0.03		TELECOM ITALIA LAB S.p.A. Fiduciari
· TELECOM ITALIA LAB S.A. (holding company)	Luxembourg	USD	25,894,360	99.99 0.01		TELECOM ITALIA LAB S.p.A. Fiduciari
· TELECOM ITALIA LAB B.V. (former TMI NETHERLANDS B.V.) (holding company)	Amsterdam (Holland)	EUR	18,555	100.00		TELECOM ITALIA LAB S.A.
· TELSY Elettronica e Telecomunicazioni S.p.A. (manufacturing and sale of systems for encrypted telecommunications)	Turin (Italy)	EUR	390,000	100.00		TELECOM ITALIA LAB S.p.A.
Other operations						
EMSA - Società Immobiliare p.A. (real estate management)	Turin (Italy)	ITL	1,123,596,000	100.00		TELECOM ITALIA
IMMSI S.p.A. (real estate management)	Turin (Italy)	EUR	114,400,000	45.31		TELECOM ITALIA
SAIAT· Società Attività Intermedie Ausiliarie Telecomunicazioni p.A. (financing)	Turin (Italy)	EUR	35,745,120	100.00		TELECOM ITALIA
SCUOLA SUPERIORE GUGLIELMO REISS ROMOLI S.p.A. (professional training)	L'Aquila (Italy)	ITL	3,000,000,000	100.00		TELECOM ITALIA
· CONSIEL DO BRASIL Ltda (consulting and information systems)	Saõ Paulo (Brazil)	BRL	174,040	99.99 0.01		SSGRR Fiduciari
SOFTE S.A. (financing)	Luxembourg	USD	100,000,000	99.99 0.01		TELECOM ITALIA SAIAT
· SOGERIM S.A. (marketing and financing)	Luxembourg	EUR	525,000	99.95 0.05		SOFTE SAIAT
TECNO SERVIZI MOBILI S.r.l. (former HITECO CONSULTANTS S.r.l.) (real estate management)	Rome (Italy)	EUR	26,000	51.00		TELECOM ITALIA



Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
TELE PAY ROLL SERVICES S.p.A. (information systems for payroll services)	Rome (Italy)	EUR	2,840,000	100.00		TELECOM ITALIA
TELIMM S.p.A. (real estate management)	Turin (Italy)	ITL	8,238,730,000	99.42 0.58		SAIAT TELECOM ITALIA
TI MEDIA S.A. (holding company)	Luxembourg	EUR	4,309,578	99.999 0.001		TELECOM ITALIA SOFTE
- HUIT II S.a.r.l. (holding company)	Luxembourg	ITL	39,838,500,000	100.00		TI MEDIA
- ISM S.r.l. (holding company)	Milan (Italy)	EUR	10,000	100.00		HUIT II
- N.V. VERTICO (holding company)	Brussels (Belgium)	EUR	69,440	100.00		ISM
TRAINET S.p.A. (development, operation and sales of lines teaching systems)	Rome (Italy)	EUR	674,445.70	100.00		TELECOM ITALIA

LIST OF COMPANIES CONSOLIDATED BY THE EQUITY METHOD

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
SUBSIDIARIES						
BUFFETTI S.r.l. (retail trade of stationary, books, office kits)	Rome (Italy)	EUR	10,000	100.00		GRUPPO BUFFETTI
EDOTEL S.p.A. (holding company)	Turin (Italy)	EUR	1,020,000	60.00 40.00		TELECOM ITALIA TELECOM ITALIA MOBILE
GOALLARS B.V. (management of an Internet site)	Amsterdam (Holland)	EUR	100,000	55.00		MATRIX
MEDIA PRISME ESPAGNE S.A. (analysis, management and sale of data base)	Madrid (Spain)	EUR	30,490	100.00		MEDIA PRISME
RARTEL S.A. (satellite telecommunications services)	Bucharest (Rumania)	ROL	4,685,000,000	51.06		TELESPAZIO
SEAT CAPITAL INVESTMENTS S.A. (financing)	Luxembourg	EUR	5,384,500	99.99		SEAT PAGINE GIALLE
TELECOM ITALIA CAPITAL S.A. (financing)	Luxembourg	USD	1,000,000	99.999 0.001		TELECOM ITALIA SOGERIM
TELEFONIA MOBILE SAMMARINESE S.p.A. (mobile telecommunications)	Republic of San Marino	EUR	78,000	51.00		INTELCOM S.MARINO
THINX-SM TELEHOUSE INTERNET EXCHANGE S.A. (housing and hosting)	Republic of San Marino	EUR	1,550,000	60.00		INTELCOM S.MARINO
TELEOS B.V. (operative holding company)	Amsterdam (Holland)	EUR	18,151.21	100.00		TELESPAZIO
TELEOS INTERNATIONAL B.V. (marketing of products and services for satellite mobile communications)	Amsterdam (Holland)	EUR	18,151.21	100.00		TELEOS
AFFILIATED COMPANIES						
@LIVE S.r.l. (process manager training regarding e-business models)	Turin (Italy)	EUR	10,000	100.00		WEBEGG
ARAGÓN DE CABLE S.A.U. (catv operator and fixed lines telecommunications in the district of Aragona)	Saragozza (Spain)	EUR	30,250,000	100.00		AUNA
ASCAI SERVIZI S.r.l. (promotion of communications strategies and process)	Rome (Italy)	EUR	73,336.84	35.21		SAIAT
ASTELIT Ltd (mobile telecommunications services)	Moscow (Russia)	RUB	500	50.00		TELECOM ITALIA
ASTROLINK INTERNATIONAL LLC (satellite telecommunications services)	Delaware (USA)	USD	1,350,100,000	18.52		TELESPAZIO LUX.
AUNA OPERADORES DE TELECOMUNICACIONES S.A. (holding of telecommunications companies)	Barcelona (Spain)	EUR	1,443,556,264	22.77 3.81 0.31		STET INTERNATIONAL NETHERLANDS TIM INTERNATIONAL MULTIMEDIA CABLE
AUNA CABLE S.A.U. (management of a cable)	Madrid (Spain)	EUR	60,102	100.00		AUNA
BDT - BOUYGUES DECAUX TELECOM S.A. (holding company)	Guyancourt (France)	EUR	294,356,302.32	19.61		TIM INTERNATIONAL
BOUYGUES TELECOM S.A. (mobile telephony operator)	Boulogne Billancourt (France)	EUR	560,679,600	55.00		BDT-BOUYGUES DECAUX TELECOM



Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
BRASIL TELECOM PARTICIPAÇOES S.A. (holding company for investments in wireline telecommunications companies in some Brazilian states)	Brasilia (Brazil)	BRL	2,232,640,907	19.27	52.26	SOLPART PARTICIPAÇOES
BRASIL TELECOM S.A. (local and regional long-distance telecommunications in 10 States of the centre-south Brazil)	Brasilia (Brazil)	BRL	3,296,179,189	65.47	98.66	BRASIL TELECOM PARTICIPAÇOES
BROAD BAND SERVICE S.A. (production and sales of multimedia services)	Republic of San Marino	EUR	258,000	20.00 20.00		INTELCOM S.MARINO STREAM
BrT Serviços de Internet S.A.. (mobile telecommunications)	Brasilia (Brazil)	BRL	18,341,000	100.00		BRASIL TELECOM
BUENAVENTURA S.A. (telecommunications services)	Santiago (Chile)	CLP	1,787,629,330	50.00		ENTEL TELEFONIA PERSONAL
CABLE INSIGNIA S.A. (telecommunications services)	Asuncion (Paraguay)	PYG	2,600,000,000	75.00		TELECOM ARGENTINA
CABLE I TELEVISIÓ DE CATALUNYA, S.A.U. (catv operator and fixed lines telecommunications in the district of Catalunya)	Barcelona (Spain)	EUR	144,091,710	100.00		AUNA
CABLETELCA S.A. (catv operator and fixed lines telecommunications in the Canary Islands)	Tenerife (Spain)	EUR	40,744,263	100.00		AUNA
CARTESIA-Cartografia digitale S.p.A. (design, realization, marketing of numeric cartography)	Rome (Italy)	EUR	1,032,800	50.00		TELECOM ITALIA
CEDAC S.r.l. (management of available data from the public real estate Registry and from other public bodies)	Brescia (Italy)	EUR	10,400	30.00		DATA HOUSE
CIFRA S.c.a r.l. (training and advanced research relating to information technology)	Cagliari (Italy)	EUR	61,976	25.00		KRENESIEL
CIRMATICA GAMING S.A. (management of on-line gaming at national level)	Barcelona (Spain)	EUR	54,155,990	100.00		LOTTOMATICA
CONSULTEQUE S.p.A. (consulting to professional operators through highly technological communication systems)	Milan (Italy)	EUR	403,877	44.44		MATRIX
CRM CONSULTING GmbH (mailing list activities)	Mainz (Germany)	EUR	33,600	25.30		PAN ADRESS DIREKTMARK. & Co. KG
CSF Sistemi S.r.l (network supporting the pharmacy sector)	Anagni (Frosinone, Italy)	EUR	1,186,000	30.00		MATRIX
CYGENT Inc. (development and sale of software)	California (USA)	USD	52,374,000	23.89		TELECOM ITALIA LAB B.V.
CZECH ONLINE AS (Internet services)	Prague (Czech Republic)	CZK	114,000,000	100.00		TELEKOM AUSTRIA
DATAKOM AUSTRIA GmbH (data services)	Vienna (Austria)	EUR	14,535,000	100.00		TELEKOM AUSTRIA
DATAKOM INTERNATIONAL SOLUTIONS GmbH (project development)	Vienna (Austria)	EUR	145,400	100.00		DATAKOM AUSTRIA
DATASIEL – Sistemi e Tecnologie di Informatica S.p.A. (data processing products and services for public administration agencies, institutions and enterprises under Ligurian Regional Law n. 17/85)	Genoa (Italy)	EUR	2,582,500	50.00		FINSIEL
DATASPAZIO - S.p.A. (computational software and hardware development and sale)	Rome (Italy)	EUR	506,000	49.00		TELESPAZIO
DATATRADER S.A. (creation and sale of data base)	Rueil Malmaison (France)	EUR	266,980	50.00		CONSODATA S.A.
DISCOVERITALIA S.p.A. (management of an Internet site dedicated to tourism)	Novara (Italy)	EUR	5,160,000	25.00		SEAT PAGINE GIALLE
DOMUS ACADEMY S.p.A. (professional training in the field of fashion, industrial design and web design)	Milan (Italy)	EUR	140,000	51.00		WEBEGG
EISYS S.p.A. (information systems)	Rome (Italy)	EUR	619,200	25.00		EIS

457

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
ERESMAS INTERACTIVA S.A. (Internet operator for the residential customers of the Auna Group)	Madrid (Spain)	EUR	14,527,616	99.72		AUNA
ESRI ITALIA S.p.A. (development and distribution of services based on the GIS-"Geographical Information Systems" technology)	Rome (Italy)	EUR	500,000	49.00		SEAT PAGINE GIALLE
ETEC S.A. - Empresa de Telecomunicaciones de Cuba S.A. (telecommunications services)	La Habana (Cuba)	USD	1,441,900,000	29.29		STET INTERNATIONAL NETHERLANDS
EURODIRECTORY S.A. (holding company in the field of publishing)	Luxembourg	EUR	1,625,320	50.00		SEAT PAGINE GIALLE
EXPERT SYSTEM S.p.A. (development of a linguistic software)	Modena (Italy)	EUR	143,999.96	35.00		MATRIX
FINTECH FINANZIARIA TECNOLOGICA S.p.A. (minority interests holding in small and medium sized companies)	Turin (Italy)	EUR	25,820,000	50.00		TELECOM ITALIA LAB S.p.A.
GAY.IT S.p.A. (management of an Internet site)	Pisa (Italy)	EUR	1,000,000	22.50		MATRIX
GEOWEB S.p.A. (information systems)	Rome (Italy)	EUR	516,500	40.00		SOGEI
GLB SERVIÇOS INTERATIVOS S.A. (Internet services)	Rio de Janeiro (Brazil)	BRL	182,672,123	28.57		TI WEB
GOLDEN LINES INTERNATIONAL COMMUNICATIONS SERVICES Ltd (long distance telephony services)	Ramat Gan (Israel)	ILS	3,000,000	26.40		STET INTERNATIONAL NETHERLANDS
ICOM Inc. (sale of e-mail marketing programs)	Toronto (Canada)	CAD	203.09	40.00		NETCREATIONS
IM.SER S.p.A. (real estate management)	Rome (Italy)	EUR	144,480,000	40.00		TELECOM ITALIA
INFORMATICA TRENTINA S.p.A. (design, installation, management and maintenance of information systems)	Trento (Italy)	EUR	3,100,000	40.41		FINSIEL
ISCE Investor in Sapient & Cuneo Europe S.A. (consulting)	Luxembourg	EUR	4,334,400	25.00		SEAT CAPITAL INVESTMENTS
IS TIM TELEKOMUNIKASYON HIZMETLERI A.S. (mobile telephony operator)	Istanbul (Turkey)	TRL	545,000,000,000,000	49.00		TIM INTERNATIONAL
ITALCOM S.p.A. (multimedia systems and devices)	Milan (Italy)	EUR	103,200	100.00		ITALTEL S.p.A.
ITALDATA S.p.A. (solutions and services for the web economy)	Avellino (Italy)	EUR	3,096,000	100.00		SIEMENS INFORMATICA
ITALTEL A.O. (telecommunications systems)	Saint Petersburg (Russia)	RUB	20,000	100.00		ITALTEL B.V.
ITALTEL ARGENTINA S.A. (telecommunications systems)	Buenos Aires (Argentina)	ARS	600,000	96.00 4.00		ITALTEL B.V. ITALTEL S.p.A.
ITALTEL BRASIL Ltda (trade company)	Saõ Paulo (Brazil)	BRL	2,018,302	51.44 48.56		ITALTEL S.p.A. ITALTEL B.V.
ITALTEL B.V. (trade and financial company)	Amsterdam (Holland)	EUR	6,000,000	100.00		ITALTEL S.p.A.
ITALTEL CERM PALERMO S.c.p.a. (research)	Palermo (Italy)	EUR	2,125,000	90.00 10.00		ITALTEL S.p.A. TELECOM ITALIA LAB S.p.A.
ITALTEL DE CHILE S.A. (telecommunications systems)	Santiago (Chile)	CLP	49,682,094	90.00 10.00		ITALTEL B.V. ITALTEL S.p.A.
ITALTEL DEUTSCHLAND GmbH (trade company)	Düsseldorf (Germany)	EUR	40,000	60.00 40.00		ITALTEL HOLDING ITALTEL B.V.
ITALTEL FRANCE S.a.s. (trade company)	Issy (France)	EUR	40,000	100.00		ITALTEL HOLDING
ITALTEL HOLDING S.p.A. (holding company)	Milan (Italy)	EUR	115,371,464	19.39		SOGERIM
ITALTEL KENYA Ltd (telecommunications systems)	Nairobi (Kenya)	KES	500,000	99.99 0.01		ITALTEL B.V. ITALTEL S.p.A.

453

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
ITALTEL NIGERIA Ltd (telecommunications systems)	Lagos (Nigeria)	NGN	2,000,000	99.99 0.01		ITALTEL B.V. ITALTEL S.p.A.
ITALTEL S.A. (telecommunications systems)	Madrid (Spain)	EUR	4,056,750	100.00		ITALTEL B.V.
ITALTEL S.p.A. (former ITALTEL ACQUISITION S.p.A.) (telecommunications systems)	Milan (Italy)	EUR	196,830,400	100.00		ITALTEL HOLDING
ITALTEL UK Ltd (trade company)	Staines (UK)	GBP	26,000	60.00 40.00		ITALTEL HOLDING ITALTEL B.V.
JETZWEB INTERNET SERVICES GmbH (Internet services)	Vienna (Austria)	EUR	15,000,000	97.50		TELEKOM AUSTRIA
JETZWEB NETWORK SERVICES GmbH (network services)	Vienna (Austria)	EUR	70,000	100.00		TELEKOM AUSTRIA
JMAC CONSIEL S.p.A. (data collection and analysis for systems sales and business)	Milan (Italy)	EUR	156,000	45.00		CONSIEL
LOTTOLATINO C.A. (management of on-line gaming at national level)	Caracas (Venezuela)	VEB	1,172,722,103	99.00		LOTTOMATICA INTERNATIONAL
LOTTOLATINO DO BRASIL S.A. (management of the federal lottery)	Saõ Paulo (Brazil)	BRL	10,000	99.00		LOTTOMATICA INTERNATIONAL
LOTTOMATICA ARGENTINA S.A. (management of on-line gaming at national level)	Buenos Aires (Argentina)	ARS	12,000	100.00		LOTTOMATICA INTERNATIONAL
LOTTOMATICA INTERNATIONAL S.p.A. (management of lottery and on-line lottery)	Rome (Italy)	ITL	2,600,000,000	100.00		LOTTOMATICA
LOTTOMATICA ITALIA SERVIZI S.p.A. (services for citizens and companies and management of ticket sale for any sport event)	Rome (Italy)	ITL	5,000,000,000	100.00		LOTTOMATICA
LOTTOMATICA SISTEMI S.p.A. (management of local data centers)	Rome (Italy)	ITL	10,000,000,000	100.00		LOTTOMATICA
LOTTOMATICA S.p.A. (automation system for the lottery)	Rome (Italy)	ITL	88,131,780	18.33		FINSIEL
LOTTO TOTTO C.A. (management of lottery and on-line lottery)	Caracas (Venezuela)	VEB	61,506,404	100.00		LOTTOLATINO
MADRITEL S.A.U. (catv operator and fixed lines telecommunications in the community of Madrid)	Madrid (Spain)	EUR	162,423,513	100.00		AUNA
MAREMS S.A. (provision of satellite services for mobile voice communications using vehicle-mounted terminals)	Moscow (Russia)	RUB	7,135,500	49.00		TELESPAZIO
MARCAM ITALY S.r.l. (services for automatical data management)	Milan (Italy)	ITL	180,000,000	99.00		PRAXIS CALCOLO
MESNILL HOLDING S.A. (holding company)	Luxembourg	FB	78,000	99.99		ISCE
MIA ECONOMIA.com S.r.l. (publishing in the field of personal finance)	Milan (Italy)	EUR	1,500,000	30.00		MATRIX
MICRO SISTEMAS S.A. (telecommunications services)	Buenos Aires (Argentina)	ARS	210,000	99.99 0.01		TELECOM ARGENTINA PUBLICOM
MIRROR INTERNATIONAL HOLDING S.a.r.l. (holding company)	Luxembourg	EUR	250,000	30.00		TELECOM ITALIA
MIRROR INTERNATIONAL GmbH (holding company)	Frankfurt (Germany)	EUR	25,000	100.00		MIRROR INTERN. HOLDING
MOBILKOM AUSTRIA Aktiengesellschaft & Co. KG (mobile telephony operator)	Vienna (Austria)	EUR	79,940,117.59	75.00 25.00		TELEKOM AUSTRIA AUTEL BETEILIGUNGS
MOBILKOM INTERNATIONAL GmbH (holding company)	Vienna (Austria)	EUR	35,000	100.00		MOBILKOM AUSTRIA
MOBILKOM INTERNATIONAL GmbH & Co. KG (holding company)	Vienna (Austria)	EUR	35,350	99.00 1.00		MOBILKOM AUSTRIA MOBILKOM INTERNATIONAL GmbH

854

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
MOBILKOM LIECHTENSTEIN A.G. (mobile telephony operator)	Vaduz (Liechtenstein)	CHF	200,000	100.00		MOBILKOM AUSTRIA
MONDUS AB (development of data banks and market place through Internet)	Bromma (Sweden)	SEK	100,000	100.00		MONDUS LTD
MONDUS.COM Inc. (development of data banks and market place through Internet)	Delaware (USA)	USD	100	100.00		MONDUS LTD
MONDUS.DE GmbH (development of data banks and market place through Internet)	Hamburg (Germany)	EUR	25,000	100.00		MONDUS LTD
MONDUS.FR S.A. (development of data banks and market place through Internet)	Paris (France)	EUR	7,630	100.00		MONDUS LTD
MONDUS Ltd (development of data banks and market place through Internet)	Oxford (UK)	GBP	1,879.9	46.44		SEAT PAGINE GIALLE
MONDUS OY (development of data banks and market place through Internet)	Helsinki (Finland)	EUR	8,000	100.00		MONDUS LTD
MOVENDA S.p.A. (technological platforms for the development of mobile Internet services)	Rome (Italy)	EUR	133,333	25.00		TELECOM ITALIA LAB B.V.
MULTIMEDIA CABLE S.A. (holding company for investments in telecommunications companies and multimedia systems)	Barcelona (Spain)	EUR	11,635,594	44.00		STET INTERNATIONAL NETHERLANDS
NEPTUNY S.p.A. (analysis of the performance of Internet sites)	Milan (Italy)	EUR	17,986.80	39.00		MATRIX
NETCO REDES S.A. (provider of telecommunications infrastructures)	Madrid (Spain)	EUR	6,038,248	30.00		STET INTERNATIONAL NETHERLANDS
NETEX S.r.l. (activities relating to the contract regarding the licence of the software of Netex Ltd)	Milan (Italy)	EUR	10,000	50.00		MATRIX
NORDCOM S.r.l. (application service provider)	Milan (Italy)	EUR	90,000	42.00		TELECOM ITALIA
NORTEL INVERSORA S.A. (holding company)	Buenos Aires (Argentina)	ARS	80,942,695	16.58 8.94	32.50 17.50	TELECOM ITALIA STET INTERNATIONAL NETHERLANDS
NUCLEO S.A. (telecommunications services)	Asuncion (Paraguay)	PYG	160,000,000,000	67.50		TELECOM PERSONAL
PERFORMER S.p.A. (consulting relating to e-business solutions and IT systems)	Turin (Italy)	EUR	100,000	100.00		WEBEGG
PRAXIS CALCOLO S.p.A. (technical and organizational services for automatic data processing)	Milan (Italy)	EUR	1,056,000	22.50		FINSIEL
PROSISTEMI S.r.l. (management of available data from the public real estate Registry and from other public bodies)	Milan (Italy)	EUR	10,400	33.35		ITALSERVICE S.r.l.
PUBLICOM S.A. (telecommunications services)	Buenos Aires (Argentina)	ARS	16,000,000	99.99 0.01		TELECOM ARGENTINA NORTEL INVERSORA
RETEVISION I S.A.U. (telecommunications services)	Barcelona (Spain)	EUR	252,241,612	100.00		AUNA
RETEVISION MOVIL S.A. (third mobile telephony operator)	Barcelona (Spain)	EUR	245,000,000	97.90		AUNA
RONCADIN RESTAURANTS S.p.A. (home delivery restaurant services)	Fiume Veneto (Pordenone, Italy)	EUR	920,694.32	25.00		SEAT PAGINE GIALLE
SAPED – Studio Analisi Programmazione Elaborazione Dati S.p.A. (information systems)	Siena (Italy)	EUR	1,032,800	20.00		BANKSIEL
SAPENDI S.p.A. (sale of publishing, graphic and data bank products)	Novara (Italy)	EUR	5,160,000	25.00		SEAT PAGINE GIALLE
SIEMENS INFORMATICA S.p.A. (software furnishing and information technology consulting)	Milan (Italy)	EUR	6,192,000	49.00		TELECOM ITALIA
SIOSISTEMI S.p.A. (systems networking with special emphasis on the design of LAN and WAN systems and related hardware support systems)	Brescia (Italy)	EUR	260,000	40.00		TELECOM ITALIA LAB S.p.A.

455

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
ST.MOBIL d.d. (mobile telephony operator)	Lubijana (Slovenia)	SIT	9,300,000,000	75.00		MOBILKOM INTERNATIONAL GmbH & Co. KG
SISPI S.p.A. (information systems for the municipality of Palermo and other private and public entities)	Palermo (Italy)	EUR	2,066,000	49.00		FINSIEL
SITEBA Sistemi Telematici Bancari S.p.A. (support services for payments systems)	Milan (Italy)	ITL	5,000,000,000	30.00		TELECOM ITALIA
SITECNIKA S.p.A. (multivendor maintenance)	Milan (Italy)	EUR	143,000	100.00		SIEMENS INFORMATICA
SITEKNE S.p.A. (solutions for ITC-Information Technology Communication)	Rome (Italy)	EUR	103,200	100.00		SIEMENS INFORMATICA
SOFTWARE FACTORY S.p.A. (furnishing of personal technical solutions)	Milan (Italy)	EUR	1,500,000	100.00		WINNER PROJECT
SOLPART PARTICIPAÇOES S.A. (holding company for investment in Brasil Telecom Participaçoes S.A.)	Rio de Janeiro (Brazil)	BRL	2,097,008,023	37.76	37.29	STET INTERNATIONAL NETHERLANDS
STREAM S.p.A. (multimedia services)	Roma (Italy)	EUR	421,360,000	50.00		TELECOM ITALIA
SUPERCABLE DE ALMERIA S.A. (catv operator and fixed lines telecommunications in the city of Almeria)	Sevilla (Spain)	EUR	1,202,000	100.00		AUNA
SUPERCABLE DE ANDALUCIA S.A. (catv operator and fixed lines telecommunications in the district of Andalucia)	Sevilla (Spain)	EUR	69,272,655	96.36		AUNA
SUPERCABLE DE SEVILLA S.A. (catv operator and fixed lines telecommunications in the city of Sevilla)	Sevilla (Spain)	EUR	32,749,150	98.17		AUNA
TDL BELGIUM S.A. (publishing and sale of directories)	Brussels (Belgium)	FB	750,087,200	49.60		TDL INVESTMENTS
TELEAP S.p.A. (furnishing of services and applications through traditional media and customer services)	Ivrea (Turin, Italy)	EUR	1,560,000	100.00		WEBEGG
TELECOMMUNICATIONS ADVISER LLC (management of the Saturn Venture Partners fund)	Delaware (USA)	USD	560,280	37.50		TELECOM ITALIA LAB GEN.PARTN.
TELECOM ARGENTINA STET-FRANCE TELECOM S.A. (telecommunications services)	Buenos Aires (Argentina)	ARS	984,380,978	54.74		NORTEL INVERSORA
TELECOM ARGENTINA USA Inc. (telecommunications services)	Delaware (USA)	USD	30,000	100.00		TELECOM ARGENTINA
TELECOM PERSONAL S.A. (telecommunications services)	Buenos Aires (Argentina)	ARS	310,514,481	99.99 0.01		TELECOM ARGENTINA PUBLICOM
TELEKOM AUSTRIA A.G. (wireline telephony)	Vienna (Austria)	EUR	1,090,500,000	29.78		STET INTERNATIONAL NETHERLANDS
TELEKOM AUSTRIA PERSONALMANAGEMENT GmbH (personnel management)	Vienna (Austria)	EUR	70,000	100.00		TELEKOM AUSTRIA
TELEKOM BETEILIGUNGS- und ENTWICKLUNGS GmbH (holding company)	Vienna (Austria)	EUR	35,000	100.00		TELEKOM AUSTRIA
TELEKOM FINANZ-MANAGEMENT GmbH (financing)	Vienna (Austria)	EUR	37,000	100.00		TELEKOM BETEILIGUNGS
TELELEASING - Leasing di Telecomunicazioni e Generale S.p.A. (financial leasing of real estate and other assets)	Milan (Italy)	EUR	9,500,000	20.00		SAIAT
TELEIMPULS GmbH (mobile telephony operator)	Lubijana (Slovenia)	SIT	2,100,000,000	100.00		MOBILKOM INTERNATIONAL GmbH & Co. KG
TELEKOM SRBIJA a.d. (telecommunications services)	Belgrade (Serbia)	YUM	10,800,000,000	29.00		STET INTERNATIONAL NETHERLANDS
TELEMACO IMMOBILIARE S.p.A. (real estate management)	Rome (Italy)	EUR	9,600,000	40.00		TELECOM ITALIA

456

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
TWIN S.p.A. (managing activities relating to the TRIS horse races and to the national totalizator)	Rome (Italy)	ITL	5,000,000,000	93.77		LOTTOMATICA
UBA - NET S.A. (teledidactic services)	Buenos Aires (Argentina)	ARS	12,000	50.00		TRAINET
USABLENET Inc. (development of a software for the analysis of web sites)	Delaware (USA)	USD	1.25	20.00		TELECOM ITALIA LAB B.V.
VIASAT ASSISTANCE S.p.A. (trade and operational management of telecommunications)	Rome (Italy)	EUR	103,200	100.00		VIASAT
VIASAT S.p.A. (realization, installation and maintenance of networks)	Rome (Italy)	EUR	2,425,956	33.54 16.46		SEAT PAGINE GIALLE FINSATEL
VINTEL S.r.l. (management of available data from the public real estate Registry and from other public bodies)	Como (Italy)	EUR	36,400	25.00		DATA HOUSE
VIP-NET GSM d.o.o. (mobile telephony operator)	Zagreb (Croatia)	HRK	454,211,000	66.00		MOBILKOM AUSTRIA
WEBEGG S.p.A. (information systems)	Ivrea (Turin, Italy)	EUR	33,107,160	30.20 19.80		FINSIEL IT TELECOM
WINNER PROJECT B.V. (furnishing of personalized technical solutions)	Rotterdam (Holland)	EUR	18,000	100.00		WEBEGG
WISEQUITY N.V. (holding company)	Amsterdam (Holland)	EUR	50,000	50.00		SEAT CAPITAL INVESTMENTS

457

LIST OF OTHER SUBSIDIARIES AND AFFILIATED COMPANIES

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
SUBSIDIARIES						
ARTES S.r.l. (in liquidation) (telecommunications services)	Florence (Italy)	EUR	1,693,978.62	99.975		HOLDING MEDIA E COMUNICAZIONE HMC
ASKA S.r.l. (in liquidation) (research and selection of human resources and consulting)	Milan (Italy)	EUR	10,400	60.00		CONSIEL
BUSINESS INFORMATION GROUP Ltd (publishing and sale of telephone directories)	Hampshire (UK)	GBP	1	100.00		THOMSON DIRECTORIES
CABESTAN S.A. (in liquidation) (mailing list activities)	Suresnes (France)	FRF	250,000	100.00		CONSODATA S.A.
COMSTAR S.r.l. (in liquidation) (sale and installation of EDP products)	Rome (Italy)	EUR	1,020,000	100.00		TELESPAZIO
CONSODATA INTERACTIVE S.A. (business information services)	Levallois Perret (France)	EUR	40,000	100.00		CONSODATA S.A.
CONSODATA SYSTEME S.A. (business information services)	Levallois Perret (France)	EUR	40,000	100.00		CONSODATA S.A.
CONSULTEL S.p.A. (in liquidation) (consulting in the field of telecommunications)	Rome (Italy)	ITL	2,594,340,000	100.00		TELECOM ITALIA
EMAX-TRADE S.p.A (in liquidation) (management of Internet sites)	Milan (Italy)	EUR	100,000	100.00		MATRIX
EMMEDI 97 S.r.l. (in liquidation) (productions for the paper industry)	Rome (Italy)	EUR	10,400	100.00		GRUPPO BUFFETTI
ERICH Ltd (furnishing of services)	Kingston (UK)	GBP	2	100.00		CAL- CONSUMER ACCES Ltd
FINSIEL HELLAS S.A. (in liquidation) (computer products for public and private customers)	Koropi (Greece)	GRD	230,000,000	91.00		FINSIEL
FOREST RENTAL SERVICES Ltd (furnishing of services)	Hampshire (UK)	GBP	2	100.00		THOMSON DIRECTORIES
GIALLO e.com S.p.A. (creation and diffusion of trade information)	Turin (Italy)	EUR	150,000	100.00		SEAT PAGINE GIALLE
HILL CLEANING SERVICES Ltd (furnishing of services)	Hampshire (UK)	GBP	2	100.00		THOMSON DIRECTORIES
HILL ENTERPRISES Ltd (furnishing of services)	Hampshire (UK)	GBP	2	100.00		THOMSON DIRECTORIES
IC SOFT S.p.A. (in liquidation) (projects, installation and management in the field of EDP)	Naples (Italy)	ITL	200,000,000	100.00		FINSIEL
IL CENTRO CONTABILE S.p.A. (in liquidation) (sale of books and office ware)	Rome (Italy)	EUR	2,233,507.26	89.70		GRUPPO BUFFETTI
INCAS FRANCE S.A. (in liquidation) (sale of products for office automation)	Asnieres (France)	FRF	19,168,900	100.00		IS PRODUCTS
INDUSTRIAS TELEPUERTO DEL ISTMO S.A. (carrier of telecommunications)	Panama	USD	1,000	100.00		AMERICATEL CENTROAMERICA
INDUSTRIAS TELEPUERTO ICAN S.A. (carrier of telecommunications)	San Jose (Costarica)	CRC	10,000	100.00		AMERICATEL CENTROAMERICA
INFOMEDIA GROUP Ltd (publishing and sale of telephone directories)	Hampshire (UK)	GBP	2	100.00		THOMSON DIRECTORIES
INFONATION GROUP Ltd (publishing and sale of telephone directories)	Hampshire (UK)	GBP	1	100.00		THOMSON DIRECTORIES
IREOS S.p.A. (in liquidation)	Rome	ITL	200,000,000	100.00		TELECOM ITALIA

454

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
(promotion and management of remote domiciliary assistance)	(Italy)					
IRIDIUM ITALIA S.p.A. (in liquidation) (satellite telecommunications services)	Rome (Italy)	EUR	2,575,000	30.00 35.00 35.00		TELECOM ITALIA TELESPAZIO TELECOM ITALIA MOBILE
LAKE BUILDING SERVICES Ltd (furnishing of services)	Hampshire (UK)	GBP	2	100.00		THOMSON DIRECTORIES
LIVING LIFESTYLE Ltd (furnishing of services)	Kingston (UK)	GBP	2	100.00		CAL- CONSUMER ACCES Ltd
LOQUENDO Inc. (in liquidation) (development of software for web vocal interaction)	California (USA)	USD	14,021,000	100.00		LOQUENDO SpA
MARKET & INDUSTRY ANALYSTS S.A. (market analysis)	Brussels (Belgium)	EUR	107,584.26	100.00		DATABANK
MEDITERRANEAN BROAD BAND ACCESS S.A. (telecommunications services)	Heraklion Crete (Greece)	GRD	6,000,000,000	60.00		STET INTERNATIONAL NETHERLANDS
MILANO DATA ENTRY S.r.l. (in liquidation) (data entry activities)	Milan (Italy)	EUR	10,400	100.00		DATA HOUSE
OR.MA INFORMATICA S.r.l (wholesale of computer products)	Milan (Italy)	EUR	10,200	100.00		SK DIRECT
PEAK MAINTENANCE SERVICES Ltd (furnishing of services)	Hampshire (UK)	GBP	2	100.00		THOMSON DIRECTORIES
BFM DATA Ltd (list broking)	Kingston (UK)	GBP	2	100.00		CAL- CONSUMER ACCES Ltd
SCS COMUNICAZIONE INTEGRATA S.p.A. (in liquidation) (marketing and communication consulting)	Rome (Italy)	EUR	600,000	100.00		SEAT PAGINE GIALLE
SERVICE IN S.r.l. (in liquidation) (furnishing of services)	Milan (Italy)	ITL	20,700,000	95.00		CIPI
STARCEL Ltda (call center services)	São Paulo (Brazil)	BRL	30,000	99.97 0.03		TIM BRASIL Fiduciaries
STET FRANCE S.A. (holding company)	Paris (Francia)	EUR	900,000	100.00		9 TELECOM RESEAU
TECHNOLOGIE INNOVATION ET MOBILITE S.a.r.l. (holding company)	Tunis (Tunisia)	TND	10,000	80.00		TIM INTERNATIONAL
TECO SOFT ARGENTINA S.A. (software for telecommunications)	Buenos Aires (Argentina)	ARS	12,000	99.99		TELESOFT
TELECOM ITALIA IRELAND Ltd (telecommunications services)	Dublin (Ireland)	EUR	2	100.00		TELECOM ITALIA
TELESPAZIO IRELAND Ltd (in liquidation) (holding company)	Dublin (Ireland)	USD	1,000,000	100.00		TELESPAZIO LUX
THOMSON DIRECTORIES PENSION COMPANY Ltd (management of Thomson Directories Pension fund)	Hampshire (UK)	GBP	2	100.00		THOMSON DIRECTORIES
TIM.COM Holding B.V. (holding company)	Amsterdam (Holland)	EUR	18,000	100.00		TIM INTERNATIONAL
TIMNET.COM PERU' S.A.C. (services for mobile networks)	Lima (Perù)	PEN	1,000	100.00		TIM PERU'
T.I.SCOM S.A. (in liquidation) (telecommunications systems and services)	Curitiba (Brazil)	BRL	7,735,000	51.00		TELESPAZIO
TMI - HUNGARY TRADING AND SERVICES Ltd (in liquidation) (telecommunications services)	Budapest (Hungary)	HUF	3,000,000	100.00		TMI - TELEMEDIA INTERN. Ltd
VALORIUS S.A. (furnishing of services)	Boulogne Billancourt (France)	EUR	38,112	100.00		9 TELECOM RESEAU

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
AFFILIATED COMPANIES						
CITEL - Corporacion Interamericana de Telecomunicaciones S.A. (holding company)	Monterrey (Mexico)	MXN	2,073,729,933	25.00		STET INTERNATIONAL NETHERLANDS
CLIPPER S.p.A. (in liquidation) (marketing and communication consulting)	Rome (Italy)	EUR	100,000	50.00		SCS COM. INTEGR. (in liquidation)
COMETEL Societe Espagnole S.a.r.l. (audiotel services)	Bilbao (Spain)	EUR	210,348	40.00		JET MULTIMEDIA HOSTING
CROMA S.r.l. (in liquidation) (hardware maintenance)	P. San Giovanni (Perugia, Italy)	ITL	80,000,000	50.00		WEBRED
CZECH TELESPAZIO S.r.l. (in liquidation) (telecommunications services)	Prague (Czech Republic)	CZK	750,000	40.00		TELECOM ITALIA
E-UTILE S.p.A. (information technology services for public and private companies)	Milan (Italy)	EUR	100,000	51.00		SIEMENS INFORMATICA
LOTTOMATICA BALKAN S.A. (in liquidation) (management of on-line gaming at national level)	Sofia (Bulgaria)	BGN	0	100.00		LOTTOMATICA INTERNATIONAL
LOTTOMATICA DEUTSCHLAND GmbH (in liquidation) (management of on-line gaming at national level)	Munich (Germany)	EUR	25,000	100.00		LOTTOMATICA INTERNATIONAL
L'UFFICIO MODERNO S.r.l. (sale of books and office supplies	Florence (Italy)	EUR	10,400	15.00 15.00		GRUPPO BUFFETTI IL CENTRO CONTABILE
MOBILKOM AUSTRIA Geschaftsführungs Aktiengesellschaft - Stock Corporation (operative coordination)	Vienna (Austria)	EUR	100,000	75.00 25.00		TELEKOM AUSTRIA AUTEL BETEILIGUNGS
NETRIA S.A. (information technology services)	Lyon (France)	EUR	115,633	34.00		JET MULTIMEDIA
POLITEL S.A. (sale of VSAT services)	Warsaw (Poland)	PLN	100,000	10.00 10.00		TMI TELEMEDIA INT. Ltd TELESPAZIO
RESACOM S.A. (mail-order selling and Internet ticket office)	Paris (France)	EUR	40,000	19.97	19.27	JET VENTURE
SUD PARTNER S.a.r.l. (information technology services)	Toulouse (France)	EUR	40,000	24.00		JET MULTIMEDIA HOSTING
VOICEMAIL INTERNATIONAL Inc. (in liquidation) (vocal message services)	California (USA)	USD	48,580	37.07		TELECOM ITALIA
CONSORTIUM SUBSIDIARIES						
CONSORZIO ABECA (information systems for the Ministry of cultural properties and environment)	Rome (Italy)	ITL	200,000,000	33.33 33.33		FINSIEL INTERSIEL
CONSORZIO CONNET FORMAZIONE (professional training for the Ministry of work and social security)	Bari (Italy)	ITL	100,000,000	60.00 40.00		SSGRR NETSIEL
CONSORZIO GEODOC (in liquidation) (realization of an information system for the geological documentation of the national territory)	Rome (Italy)	ITL	200,000,000	90.00 10.00		FINSIEL TELESPAZIO
CONSORZIO GRUPPO STET PER ITALIA '90 (in liquidation) (telecommunications services for the world soccer cup which has been held in Italy in 1990)	Rome (Italy)	ITL	100,000,000	80.00		TELECOM ITALIA
CONSORZIO IRIS BENI CULTURALI (filing and recovery of documents and system assistance for the Ministry of cultural properties and environment)	Rome (Italy)	ITL	330,000,000	90.91 9.09		FINSIEL NETSIEL
CONSORZIO ISIB (harmonization of the infrastructural system of the Central Institute which manages the unique catalogue of the italian libraries)	Rome (Italy)	ITL	100,000,000	70.00 30.00		FINSIEL INTERSIEL
CONSORZIO NAUTILUS (training activities)	Rome (Italy)	EUR	77,469	31.00 20.00		SSGRR MEDITERRANEAN NAUTILUS Ltd

460

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
CONSORZIO PROTER (in liquidation) (activities in the field of management and control of territory and environment)	Rome (Italy)	EUR	10,329.14	61.11		TELESPAZIO
CONSORZIO SEGISIEL (in liquidation) (realization of operating systems in the field of justice for the Telcal consortium)	Rende (Cosenza, Italy)	ITL	200,000,000	85.00 15.00		INTERSIEL FINSIEL
CONSORZIO SER (in liquidation) (realization of the information plan Calabria for the Telcal consortium)	Catanzaro (Italy)	ITL	200,000,000	46.00 5.00		INTERSIEL INSIEL
CONSORZIO SESIT (realization of the integrated information system for the Ministry of transport and navigation)	Rome (Italy)	ITL	100,000,000	70.00		FINSIEL
CONSORZIO SITA (in liquidation) (development of the information activities for the region and the public bodies of Abruzzo)	L'Aquila (Italy)	ITL	250,000,000	80.00		FINSIEL
CONSORZIO SOFTIN (in liquidation) (research and development in the field of industrial software and consulting)	Naples (Italy)	ITL	1,700,000,000	100.00		FINSIEL
CONSORZIO TELEFRANCHISING (planning and development of Internet sites and portals)	Rome (Italy)	EUR	1,240,000	80.00		TELESPAZIO
CONSORZIO TURISTEL (information systems for tourism)	Rome (Italy)	EUR	77,460	33.33 33.33		SARITEL FINSIEL
CONSORTIUM AFFILIATES						
CONSORZIO ACCAM (automation of the communication centers of the agencies and operating units of the military air force)	Rome (Italy)	ITL	12,000,000	33.33		EIS
CONSORZIO AIACE (e-commerce promotion and internationalization of small and medium companies)	Milan (Italy)	EUR	36,151.98	25.00		DATABANK
CONSORZIO ALTEL (sale and promotion of satellite activities)	Rome (Italy)	EUR	51,645.68	50.00		TELESPAZIO
CONSORZIO C.O.M.P.A. (in liquidation) (study and monitoring of the problems of the Padano-Adriatico basin and professional training)	Bologna (Italy)	ITL	350,000,000	20.00		FINSIEL
CONSORZIO CSIA (information systems for the State agency for the agricultural market)	Rome (Italy)	ITL	400,000,000	44.00		FINSIEL
CONSORZIO DREAM FACTORY (promotion and development of new economy in the weak areas of the Nation)	Rome (Italy)	ITL	750,000,000	20.00		TELECOM ITALIA LAB S.p.A.
CONSORZIO ELETTRA 2000 (diffusion of studies and researches relating to electromagnetism)	Pontecchio Marconi (Bologna, Italy)	ITL	1,800,000,000	20.00		TELECOM ITALIA MOBILE
CONSORZIO FORFIN (programs and information systems relating to fiscal and financing matters)	Rome (Italy)	ITL	10,000,000	15.00 15.00		SSGRR SOGEI
CONSORZIO I.T.A. (research and services in the field of agriculture)	Rome (Italy)	EUR	12,394.95	33.33		TELESPAZIO
CONSORZIO LA CARTA DI VENEZIA (in liquidation) (integrated services for the metropolitan area of Venice)	Venice (Italy)	EUR	10,500	50.00		VENIS
CONSORZIO OMNIA (in liquidation) (hardware maintenance)	Perugia (Italy)	ITL	5,000,000	50.00		WEBRED
CONSORZIO PAOLA (in liquidation) (applicated research for the development of information systems for clinics and medical structures)	Udine (Italy)	ITL	15,768,758	50.00		INSIEL
CONSORZIO PER LE OSSERVAZIONI DELLA TERRA (planning and development of activities for environment)	Matera (Italy)	EUR	10,000	24.00		TELESPAZIO



Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
CONSORZIO R.E.S. - Raggruppamento Europeo per la Sicurezza (establishment and management of a center for the evaluation of the physical safety of information systems)	Rome (Italy)	EUR	309,800	50.00		TELECOM ITALIA
CONSORZIO SCUOLA SUPERIORE ALTA FORMAZIONE UNIVERSITA' FEDERICO II (professional training)	Naples (Italy)	ITL	250,000,000	20.00		TELECOM ITALIA MOBILE
CONSORZIO SIMT (information systems for the General Management of the civil traffic and transport control authority)	Rome (Italy)	ITL	100,000,000	45.00		FINSIEL
CONSORZIO TELAER (planning and development of activities regarding the advanced aerial survey)	Capodichino (Naples, Italy)	ITL	200,000,000	50.00		TELESPAZIO
CONSORZIO TELCAL (planning and development of the organic project "Piano Telematico Calabria")	Catanzaro (Italy)	EUR	877,975	24.00 24.00		TELECOM ITALIA INTERSIEL
CONSORZIO TELEMED (in liquidation) (telematic activities for social and sanitary assistance)	Rome (Italy)	ITL	200,000,000	33.33		TELECOM ITALIA
CONSORZIO TELESIS (in liquidation) (integrated telematic systems)	Milan (Italy)	EUR	516,456	100.00		ITALTEL S.p.A.

862


Independent Auditors' Report and
Board of Statutory Auditors' Report

RECONTA ERNST & YOUNG

Corso Vittorio Emanuele II, 83
10128 Torino

Tel.: (011) 5161611
Fax: (011) 5612554

AUDITORS' REPORT
pursuant to article 156 of Legislative Decree of February 24, 1998, n. 58
(Translation from the original Italian text)

To the Shareholders
of Olivetti S.p.A.

1. We have audited the financial statements of Olivetti S.p.A. as of and for the year ended December 31, 2001. These financial statements are the responsibility of the Olivetti S.p.A.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Our audit was made in accordance with auditing standards and procedures recommended by CONSOB. In accordance with such standards and procedures we planned and performed our audit to obtain the information necessary in order to determine whether the financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness of the accounting principles applied and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

   The financial statements of certain subsidiaries, indirectly owned by Telecom Italia S.p.A., have been examined by other auditors, whose reports have been furnished to us. Our opinion, expressed herein, insofar as it relates to the financial statements of these subsidiaries, for the purposes of verifying the valuation of the investments, is based also on the reports of the other auditors.

   For the opinion on the financial statements of the prior year, which are presented for comparative purposes as required by the law, reference should be made to the auditors' report dated May 21, 2001, issued by other auditors.

3. In our opinion, the financial statements of Olivetti S.p.A. comply with the regulations governing financial statements; accordingly, they clearly present and give a true and fair view of the financial position of Olivetti S.p.A. as of December 31, 2001, and the results of its operations for the year then ended.

Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via Romagnosi 18/A
C.F. 00434000584 - P.I. 00891231003
Registro imprese n. 6697/89 Roma
Capitale Sociale L. 2.020.000.000 i.v.
Euro 1.043.243

4. The company holds investments in subsidiary companies and has therefore prepared (as required by law) consolidated financial statements. These consolidated financial statements form an integral part of the annual financial statements for the purpose of providing adequate information on the financial position and the results of operations of the company and the Group. We have examined the consolidated financial statements and these, together with our audit report on them, are presented together with these financial statements.

Turin, April 16, 2002

Reconta Ernst & Young S.p.A.
Signed by: Mario Lamprati, partner

RECONTA ERNST & YOUNG

Corso Vittorio Emanuele II, 83
10128 Torino

Tel.: (011) 5161611
Fax: (011) 5612554

AUDITORS' REPORT

pursuant to article 156 of Legislative Decree of February 24, 1998, n. 58

(Translation from the original Italian text)

To the Shareholders
of Olivetti S.p.A.

1. We have audited the consolidated financial statements of Olivetti S.p.A. as of and for the year ended December 31, 2001. These financial statements are the responsibility of the Olivetti S.p.A.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Our audit was made in accordance with auditing standards and procedures recommended by CONSOB. In accordance with such standards and procedures we planned and performed our audit to obtain the information necessary in order to determine whether the consolidated financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness of the accounting principles applied and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

   The financial statements of certain subsidiaries and associated companies, which represent respectively 12% and 16% of consolidated total assets and consolidated net revenues, have been examined by other auditors, whose reports have been furnished to us. Our opinion, expressed herein, insofar as it relates to the data relating to these subsidiaries and associated companies, is based also on the reports of the other auditors.

   For the opinion on the consolidated financial statements of the prior year, which are presented for comparative purposes as required by the law, reference should be made to the auditors' report dated May 21, 2001, issued by other auditors.

3. In our opinion, the consolidated financial statements of Olivetti S.p.A. comply with the regulations governing consolidated financial statements; accordingly, they clearly present and give a true and fair view of the consolidated financial position of Olivetti S.p.A. as of December 31, 2001, and the consolidated results of its operations for the year then ended.

Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via Romagnosi 18/A
C.F. 00434000584 - P.I. 00891231003
Registro imprese n. 6697/89 Roma
Capitale Sociale L. 2.020.000.000 i.v.
Euro 1.043.243

4. We draw your attention to the information presented in the explanatory notes to the consolidated financial statements, section "Valuation Criteria", in relation to the dispute with INPS (the "Italian National Insurance Board") and the related uncertainty of the liability for the payments due by the subsidiary Telecom Italia S.p.A. for the social security contributions (the previous Telecom Workers Fund) of the personnel of its telephone division.

Turin, April 16, 2002

Reconta Ernst & Young S.p.A.
Signed by: Mario Lamprati, partner

Report of the Board of Statutory Auditors to the Olivetti S.p.A. Shareholders' Meeting, pursuant to art. 153 Legislative Decree 58/98 and art. 2429 of the Italian Civil Code.

(Translation from the original version in Italian)

To the Shareholders,

This report illustrates the monitoring activities performed by the Board of Statutory Auditors and the other duties it is required to perform pursuant to Legislative Decree no. 58/98 and art. 2429 of the Italian Civil Code and also with reference to the Consob communications no. 1025564 of April 6, 2001, no. 97001574 of February 20, 1997 and no. 98015375 of February 27, 1998.
The Board of Statutory Auditors monitored the compliance with law and the Company's articles of association.
The Company Statutory financial statements as of 31/12/2001 show losses of 871,479,486 euros and were consigned to the Board of Statutory Auditors together with the Directors' Report on Operations as prescribed by law. The Board of Statutory Auditors has verified that the statements were drawn up in compliance with legal requirements through its own auditing work and through the information provided by the Independent Auditors.
The Group consolidated financial statements at your disposal show a loss of 3,090 million euro and were similarly consigned to the Board of Statutory Auditors together with the Directors' Report on Operations as prescribed by law.

1. The main business and financial operations incurred by Olivetti S.p.A. during financial 2001, regarding which the Directors kept the Board of Statutory Auditors periodically and fully informed, are summarised below and described in more detail in the Directors' Report on Operations:
• In the first months of 2001 the Company performed the share capital increase and the issue of bonds, which implemented the Board of Directors' resolution of December 18, 2001, whose terms and conditions were subsequently set by the Board of Directors on February 9, 2001. Following the rights issue and subsequent offer on the stock market of unexercised rights (respectively 5.14% of shares and 3.04% of bonds), 348,249,405 shares with warrants were issued at 2.6 euros per share and 487,549,167 bonds were issued with a par value of 2.6 euros per bond.
• On October 13, 2001, the Board of Directors, in compliance with the proxies in accordance with articles 2443 and 2420 ter of the Italian Civil Code, granted by the Shareholders' Meeting of October 13, 2001 and April 7, 1999, approved to resolve a right issue for a maximum amount of euros 4,079,803,958 by a right issue of 4,079,803,958 shares and/or bonds, on an alternative basis at the choice of the rights holders. This tender, carried out in November (offer to the right owners) and December (offer on the stock exchange of the unexercised shares/bonds, amounting to 0.21% of the total option) was entirely subscribed. A total of 1,491,373,698 shares were issued at the price of 1 euro each (as outlined before) for an aggregate value of 1,491.4 million euros and a total of 2,412,962,875 bonds with a par value of 1 euro each (whose features are described in detail in the Directors' Report) for an aggregate value of 2,413 million euros, for a total number of 3,904,336,573 shares and bonds compared with the maximum of 4,079,803,958 shares and bonds specified by the resolution.
• On December 27, 2001, the Company announced its intention of adhering to the public tender offer launched by Tyche S.p.A. (De Agostini Group) on 100% of the shares of Lottomatica S.p.A., at a price of 6.55 per share, increased following the re-launch of the offer. As agreed with the offerer, Olivetti subse-

470

quently tendered its equity investments in Lottomatica S.p.A., for an overall total of 27,451,550 shares, representing 15.6% of the company's capital (of which 14.04% directly held by Olivetti S.p.A. and 1.56% by its subsidiary Olivetti International S.A.).
In the opinion of the Board of Statutory Auditors, the operations performed comply with the law and with the articles of association, are in the interests of the Company, are not manifestly imprudent or hazardous, do not conflict with shareholder resolutions and do not compromise the integrity of the Company's net assets.

2. The Board of Statutory Auditors has not encountered any atypical and/or unusual operations by Olivetti S.p.A. with third parties or with related parties or other Group entities.
The terms of the ordinary operations between Olivetti S.p.A. and related parties and Group companies are in the interests of the Company, are conducted at normal market conditions and mainly consist of supply of services, management of the Group treasury and coordination of the Group Companies' activity, in connection with its Holding Company status.
In particular:
• financial charges, totalling euro 814 million, related to the financial debt due to the Group finance companies;
• income from equity investments for dividends for euro 52 million from subsidiary and associated companies and related tax credits for euro 29 million euros;
• other operations for smaller amounts as described in the Directors' Report on Operations.
• at last, the existence of the quality of related party might be considered as questionable, in connection with a member of the Board of Directors, who resigned with immediate effect and therefore defined the amount requested to the Company for the entire sum to be considered as due. With a different consideration, the lump sum paid to the former Chief Executive Officer Roberto Colaninno in September 2001 could be considered as a related party transaction. The Board of Directors of the Company resolved this operation at the end of July 2001, for a gross amount of Euro 15 million, as repeatedly mentioned in the Report on Operations and in the notes to the financial statements, and commented in the following paragraph 5. In performing its supervisory functions, the Board of Statutory Auditors evaluated this operation as fair and in agreement with the Company's interest, also considering the risks for the performance and image of the Company that could have originated following a lack of agreement.

3. The Board believes that the information provided in the Directors' Report on Operations with regard to operations with Group entities and operations with related parties is adequate.

4. The report issued by the auditors Reconta Ernst & Young S.p.A. on April 16, 2002 pursuant to art. 153 of Legislative Decree 58/98 declares that the Company Statutory financial statements and the consolidated financial statements and the related Directors' Reports on Operations give a true and fair view of the operations and financial situation of the Parent Company and the Group.
The Independent auditors' Report on the Statutory financial statements includes an emphasis paragraph, which draws the attention on the preparation of the consolidated financial statements, which are an integration to the annual financial statements for the purpose of providing adequate information on the financial position and the results of operation of the Company and the Group.



The Independent auditors' Report on the consolidated financial statements includes an emphasis paragraph in relation to the dispute with INPS and the related uncertainty of the liability for the payments due by the subsidiary Telecom Italia S.p.A. for the social security contributions of personnel of its telephone division. In the notes to the financial statements, chapter "Valuation Criteria" it is stated that in the consolidated financial statements of the Olivetti Group, in accordance with accepted accounting principles, accounts payable for an amount consistent with the minimum estimated liability have been recorded for the purpose of determining consolidation goodwill.

5. In the last months of 2001, the Board of Statutory Auditors received written complaints from a shareholder, which were to be considered generic, except for the fact that the Company sustained "costs of a certain significance, which only partially were deemed to be pertaining to the Company". The Board of Statutory Auditors decided to consider such complaints as made in accordance with the article 2408 of C.C. Such costs were represented by the lump sum paid to Roberto Colaninno (previous Chief Executive Officer and Top Manager of the Company, as well as Chairman and Chief Executive Officer of Telecom Italia S.p.A., Chairman of Telecom Italia Mobile S.p.A. and Vice-Chairman of Seat Pagine Gialle S.p.A.) for settlement and annulment of all claims, in execution of the proxies of the Board of Directors of the Company held on July 31, 2001.
The minutes of the Board of Directors report the reasons of the sum to be paid as follows "as a settlement and annulment of every amount due as Chief Executive Officer and Top Manager of the Company (including salary, severance indemnity, vacation accrual, Christmas bonus and any other sum due for the act of resigning) as well as for waiving the stock options rights, which were assigned and not exercised.
The Board of Statutory Auditors has performed every necessary check, also on the basis of the documents required and examined in order to verify its components – regarding the executive labour contract, the appointment as member of the Board of Directors and at the assignation plan of stock options- each component and the total amount of the lump sum paid in September 2001, resolving what established by the mentioned resolution of the Board of Directors.
In executing these controls, the Board of Statutory Auditors constantly informed the auditing firm and requested a deepened written legal "pro-veritate" opinion to a major independent law firm.
On the basis of the controls performed and in agreement with the opinions of the auditing firm and of the law firm, the Board of Statutory Auditors concludes that the complaint of the mentioned shareholder does not constitute a censurable event to be reported to the Shareholders' meeting.

6. No petitions, complaints or objections have been brought in any way to the attention of the Board of Statutory Auditors.

7. During the year, Olivetti S.p.A. appointed the auditing firm Reconta Ernst & Young S.p.A. to perform the following services in addition to the audit of the financial statements:
• assistance in the preparation of the 2000 financial statements and the 2001 half year report in English language – fee Euro 12,650;
• audit additional procedures and agreed upon procedures on the offering circular for the increase in share capital – fee Euro 22,207 whose costs (including out-of-pocket expenses amounting to Euro 1,500) are to be considered fair.

8. During the year, Olivetti S.p.A. did not commission services from entities with which the auditing firm Reconta Ernst & Young S.p.A. has relations on a continuous basis.

9. During the year, the Board of Statutory Auditors gave its opinion, pursuant to law, on the following matters:
• opinion on the increase of the emoluments of Directors with special responsibilities (Board of Directors of May 14, 2001).
• opinion on the correct calculation of the emoluments of Directors with special responsibilities (Board of Directors of November 13, 2001).
• opinion on the correctness of the emoluments of Directors who are members of the Remuneration Committee and the Internal Control Committee (Board of Directors of November 13, 2001).

10. During the period between the Statutory Auditors' Report to 2000 Financial Statements and this Report, the Board of Statutory Auditors held 17 meetings. The Board of Directors held 13 meetings in the financial period and the Auditors attended all the meetings, obtaining information from the directors on the work performed and on the main business, financial and equity operations performed, also in agreement with article 150 of D.Lgs. 58/98.
Furthermore, an Auditor attended the meetings of the Remuneration Committee and of the Internal Control Committee.

11. Within the limits of its competence, the Board of Statutory Auditors ascertained and monitored compliance with the principles of correct administration, through direct observation, collection of information from heads of function and meetings with the managers of the independent auditors for the purpose of exchanging significant data and information.
It has nothing of note to report.

12. Within the limits of its competence, the Board of Statutory Auditors also ascertained and monitored the adequacy of the Company's organisational structure, and found nothing of note to report.

13. The Board of Statutory Auditors monitored the internal control system of the Company, whose structure is that of a holding company, verifying the activities and control procedures therein and confirming their adequacy.

14. Furthermore, the administrative-accounting system is adequate and reliable for the purposes of correct disclosure of operations.

15. Olivetti S.p.A. provided the subsidiary companies with the instructions necessary to ensure fulfilment of disclosure requirements pursuant to art. 114, par 2 Legislative Decree 58/98. These instructions are adequate to ensure compliance with legal requirements.

16. During the meetings held with the independent auditors, pursuant to art. 150, par 2 Legislative Decree 58/98, no comments or observations were made to the Board of Statutory Auditors as regards matters for which the auditors are responsible. The Board of Statutory Auditors therefore has nothing of note to report.



17. The Company, by appointing the new Board of Directors on October 12, 2001, further suited the corporate governance model adopted to the Voluntary Code of Practice for listed companies, which can be synthesized as follows:

- the Company By-Laws comply with Legislative Decree 58/98.
- the Company states -on a total number of 16 members of Directors on the Board - that 3 Directors are to be considered as "executive" and of the remainder 13 "non-executive" Directors, 6 are to be considered as "independent" according to the article n. 3 of the Code of Practice".
- the Board of Directors has formed an Internal Control Committee and a Remuneration Committee (which broaden and specify the tasks assigned to the previous committees), which fulfil the features foreseen by the Code of Practice, all formed by independent Directors.
- the Chairman of the Board of Directors, in accordance with the By-Laws, besides to regulate the meeting of the Board of Directors, is invested with full powers for the moderation of, participation in and voting at the Shareholders' Meeting, providing assurance for a correct application of provisions of law and By-Laws.
- a specific function guarantees relations with institutional investors and shareholders.

18. The monitoring activities of the Board of Statutory Auditors have not found any omissions, censurable facts or irregularities to be reported to the shareholders and to the Controlling Bodies.
The Board of Statutory Auditors requested and obtained the Reports of the Boards of Statutory Auditors on the 2000 Annual Report of the companies controlled directly by Olivetti S.p.A.. No critical matters were found in these reports.

19. The Board of Statutory Auditors of Olivetti S.p.A. invites the Shareholders to approve the Company Statutory financial statements as of 31 December 2001 as drawn up by the Board of Directors and, with reference to art. 153 par 2 Legislative Decree 58/98, has no objections to the proposal for the coverage of the loss for the year.

Ivrea, 19 April 2002

The Board of Statutory Auditors

The Chairman
Angelo Fornasari
(signed in the original version)

Printed in the month of May, 2002
Edited by Litomontaggi - Pavone C.se (TO)
Graphics design: aMDL - Milan
Printed by Grafiche Ferrero - Romano C.se (TO)

Exhibit 2.0

a 2000 annual report

Olivetti

olivetti

879

Olivetti S.p.A.

2000 Annual Report

olivetti

481

Contents

olivetti

Olivetti S.p.A. – Registered Office: Via Jervis 77, Ivrea, Italy
Share Capital Euro 7,281,772,201 fully paid – Registered on the Turin Register of Companies, no. 00488410010

Board of Directors

(for the three years 1999 - 2001)

Chairman
ANTONIO TESONE

Chief Executive Officer
ROBERTO COLANINNO

Directors
SERGIO EREDE
PIER LUIGI FABRIZI
CESARE GERONZI
EMILIO GNUTTI
BRUNO LAMBORGHINI
ETTORE LONATI
LUIGI LUCCHINI
DINO MARCHIORELLO
LUCIANO MARINELLI
GORDON M W OWEN
PIERA ROSIELLO
IVANO SACCHETTI
ALBERTO TAŻARTES (*)
DARIO TREVISAN

Board of Statutory Auditors

Chairman
ANGELO FORNASARI

Standing Auditors
VITTORIO BENNANI
FRANCO CARAMANTI

Alternate Auditors
SERGIO LODI
MASSIMO NUTI

Chief Operating Officer

CORRADO ARIAUDO

Independent Auditors

PRICEWATERHOUSECOOPERS S.P.A.

(*) Appointed by the Shareholders' Meeting of 4 July 2000 until expiry of the mandate of the other Directors.

Powers delegated to the company officers

Chairman:	legal representation and signature on the Company's behalf
Chief Executive Officer:	management powers mainly regarding ordinary administration

485

Directors' Report on Operations

olivetti

847

Developments in the Olivetti Group in 2000

Having successfully completed a series of strategic operations culminating in acquisition of control of Telecom Italia, which transformed Olivetti into an industrial holding focused on telecommunications, the Group's main priority for 2000 was to rationalise the corporate and organisational structure, optimise the financial structure and expand business operations.

An extensive Group re-organisation was achieved through a series of measures designed to improve the business and financial management of the equity investments, enhance synergies among the operating companies and simplify the overall structure of the Group. In this connection, the most important operation was the upstream merger of Tecnost (owned 72.9% by Olivetti and a co-participant in the Telecom Italia acquisition) into and with Olivetti. The merger, the final step in the Public Tender and Exchange Offer (the Tender Offer) on the Telecom Italia Group launched in 1999 by Olivetti and Tecnost, has created one of the largest industrial business organisations listed on the financial markets, with revenues of more than 30 billion euro, 250,000 shareholders and 120,000 employees. The merger was decided by the Boards of Directors of Olivetti and Tecnost in May 2000 (in response to the expectations of the financial community) and approved by the companies' respective Extraordinary Shareholders' Meetings held on 4 October 2000. Once the relevant procedures required under merger law had been completed, the merger took effect as from 31 December 2000, with the cancellation of all the Tecnost shares and warrants previously held by Olivetti.

During the year, the other operations planned as part of the general Group re-organisation took place:
- the strategic repositioning of Tecnost into a financial holding. As a result of the Tender Offer, Tecnost had become a mixed holding (controlling company of Telecom Italia and maintaining its previous industrial operations in gaming automation and specialised IT services);
- in parallel, in order to guarantee the operating efficiency and excellent results of the industrial operations spun-off from Tecnost, these operations were transferred to a company named Tecnost Sistemi, which later in February 2000 was sold to Olivetti. As part of a broader re-organisation of its operations, Olivetti subsequently transferred Tecnost Sistemi to Olivetti Lexikon, which in January 2001 changed its name to Olivetti Tecnost;
- the start-up of a major programme designed to simplify the composition and entity of Olivetti's capital and improve the flexibility and structure of its financial situation by reducing the debt burden and related charges, as follows:
• the conversion of preferred and savings shares (0.31% and 1.63% of capital respectively) into common shares, a free increase in share capital through the use of reserves and the re-denomination of capital in euro, with an increase in the per-share par value from 1,000 lire to 1,936.27 lire;
• the successful placement of a five-year 2.5 billion euro bond convertible into Telecom Italia common shares. The proceeds were used to buy back bonds issued at more costly rates, thus extinguishing the corresponding floating rate notes for 2,143 million euro;
• an increase in share capital resolved by the Olivetti Board of Directors in December 2000, through an offer to current shareholders and holders of the 1998-2002 convertible bond of new shares cum warrant and new bonds convertible into Olivetti shares, for a total value of approximately 2.2 billion euro (rising to approximately 2.5 billion should all warrants be exercised). The operation was successfully completed in March 2001. For full details, see the section "Events subsequent to the end of the financial year".



The Group's overall financial position was also strengthened through major operations on the capital of companies in the Telecom Italia Group. Specifically, TIM launched a voluntary public offer for the conversion of its savings shares into common shares, which ended on 1 December 2000 with an uptake by approximately 90% of savings stock, raising proceeds of more than 5 billion euro (including approximately 1 billion euro for shares held by Telecom Italia). The proceeds will be used to finance the acquisition of new UMTS and GSM licences and to continue network expansion in and outside Italy.
With a similar voluntary savings stock conversion, Seat Pagine Gialle raised proceeds of more than 1.1 billion euro on an uptake by approximately 87% of savings shares.
In early 2001, after buying back approximately 5% of its savings shares under a buy-back programme approved at the beginning of 2000, Telecom Italia announced a plan for the conversion of outstanding savings shares and a subsequent common share buy-back through a public tender offer, for an amount equal to that raised by the conversion, up to a maximum of 10% of share capital. If the operation, which is subject to the approval of the Extraordinary Shareholders' Meeting, is successful, Olivetti would achieve a significant reduction in debt by tendering its shares, and would align its percentage of voting rights in Telecom Italia to its equity stake (approximately 39%).
With regard to the strategic development and re-organisation of the Group's individual businesses, further efforts were made to expand and enhance the most innovative telecommunications operations and re-vitalise the other industrial operations directly controlled by Olivetti.

The Telecom Italia Group implemented a sweeping re-organisation of its operations, creating seven business units for wireline telephony, mobile telephony, the Internet, satellite services, international operations, information technology, research and venture capital.
In the Internet area, Telecom Italia spun off the Tin.it division into a separate company, which was subsequently merged into Seat Pagine Gialle, in which Telecom Italia has acquired a 58.9% equity investment (Seat Pagine Gialle was not consolidated on a line-by-line basis in 2000 since the acquisition took place at the end of the year). Seat Pagine Gialle initiated a rapid growth policy through acquisitions in Italy, Europe and the USA, most of which were financed through reserved share capital increases. Seat Pagine Gialle also signed an agreement with the Cecchi Gori Group for the purchase of 75% of Cecchi Gori Communications, the company that owns the Tmc and Tmc2 television channels, through two share capital increases for an aggregate amount of 750 billion lire. The agreement was signed in August 2000 and is subject to the approval of the competent authorities. It will pave the way for the development of innovative operations integrating television and the Internet.
In the wireline telephony area, the Telecom Italia Wireline Services division continued to expand, compensating the decrease in traditional voice service revenues caused by the reduction in charges and rising competition with strong growth in data services.
In the mobile telephony business, TIM achieved excellent results in Italy and on the international marketplace, purchasing shareholdings or controlling stakes in local companies and winning a number of new GSM and UMTS licences, either directly or through companies in which it owns shareholdings. TIM's growth also benefited from the re-organisation of the Telecom Italia Group's international equity investments, which was completed at the end of 2000. As a result, TIM is now the holding for all equity investments in the mobile communications sector, while wireline or wireline-mobile equity investments are held by Telecom Italia.



The formation of I.T. Telecom enables the Telecom Italia Group's IT services business to be co-ordinated through a single unit, with an enhanced market focus.
The re-organisation of the Telecom Italia Group as provided under the 2000-2002 Industrial Plan continued, with the total or partial disposal of non-core businesses, including Italtel, Sirti and Meie. The Group's real-estate operations were transferred to a company formed with Beni Stabili and Lehman Brothers, of which Telecom Italia holds 40%. The disposals programme generated proceeds of 4.4 billion euro and capital gains of 969 million euro

With regard to the other industrial operations directly controlled by Olivetti, Olivetti Lexikon reported significant progress in 2000. As mentioned earlier, in January 2001 it changed its name to Olivetti Tecnost, extending its offer of office products, communication and imaging devices and Internet appliances with the specialised gaming and services automation products and systems of Tecnost Sistemi.
Growth at Olivetti Tecnost was also achieved through a selective re-organisation of production units and international sales operations; in addition, the company launched a number of new initiatives, including joint ventures, in innovative areas such as Internet services and consultancy, home automation and mobile portals.
Among Olivetti's industrial investments in 2000, a major operation was the acquisition of 50% of Webegg (formerly Logicasiel), with the remaining 50% controlled by I.T. Telecom and Finsiel. Webegg specialises in web consultancy. In November, Olivetti subscribed its portion of a share capital increase at Webegg by transferring 100% of TeleAp, which specialises in advanced customer relationship management and contact centre services.
In January 2001, the Webegg Shareholders' Meeting approved a proposal to proceed with an application for admission to trading on the Italian Stock Exchange New Market, with a share capital increase to service the initial public offering.
In integrated real-estate services, Olivetti Multiservices expanded and diversified its facility management and global services portfolio, establishing itself as a leading player in the sector.
Olivetti operates in the gaming management business through a 45% equity investment, held in part through Sogei (Telecom Italia), in Lottomatica, the world's leading player in terms of "Lotto" takings, which renewed its concession until 2012. In December, the Shareholders' Meeting approved plans for the admission of common shares to Italian Stock Exchange automated trading system with an initial public offering. The Shareholders also approved an increase in share capital for a maximum par value of 24.3 million euro to service the IPO.
The Group consolidated its position in the gaming business with other important operations.
Through a wholly owned Lottomatica subsidiary, 100 million dollars were invested in securities convertible into common shares of Autotote/Scientific Games, an AMEX-listed company and the leading player in the pari mutuel wagering sector; following conversion, the Group will hold an equity stake of approximately 30% in Autotote/Scientific Games.
Olivetti acquired approximately 5% of Cirsa Business Corporation SA, Spain's leading gaming company.
As part of its strategy to improve profitability and expand its industrial operations, Olivetti completed the re-organisation of its non-core businesses with the sale in 2000 of OIS and Olivetti Sanità (software and systems for public authorities) to GFI Informatique, which is listed on the Paris stock exchange.

691

Group structure and activities



olivetti
Finance companies
54.9%(*)
100%
100%
50.0% Olivetti
30.2% Finsiel
19.8% I.T. Telecom
19.5% Olivetti
25.5% Sogei
TELECOM ITALIA
OLIVETTI TECNOST
WEBEGG
LOTTOMATICA
(**)
- T.I. Wireline Services
- TIM
- Telespazio
- Seat - Tin.it
- I.T. Telecom
- Telecom Italia Lab
- International Operations
100%
100%
TECNOST
teleAp

(*) % of ordinary share capital; 38.9% of total capital
(**) not consolidated on a line-by-line basis

Olivetti operates in the telecommunications sector through the companies of the Telecom Italia Group; which accounts for approximately 95% of the activities (revenues and workforce) of the Olivetti Group.
The Telecom Italia Group operates in wireline telecommunications services with the Telecom Italia Wireline Services business unit, in mobile communication services with TIM, in satellite services with Telespazio and in Internet services with Seat Pagine Gialle; during the year, Seat Pagine Gialle took over Tin.it, following the division's incorporation as a joint stock company. The Telecom Italia Group operating structure also includes: I.T. Telecom, active in IT services; Telecom Italia Lab, active in research, innovation and venture capital; International Operations, which develops the group's international business.
Through directly owned companies, Olivetti is also active in office products, IT services and Internet appliances (Olivetti Tecnost S.p.A., formerly Olivetti Lexikon S.p.A.), Internet services (Webegg S.p.A.), real-estate and facilities management services (Olivetti Multiservices S.p.A.).
Additionally, Olivetti and the Telecom Italia Group own a significant equity stake in Lottomatica and minor equity investments in a number of financial and services companies.

1. Telecommunications services

In 2000 Telecom Italia benefited from strong growth in demand for telecommunications services, but also faced a number of significant changes and challenges.
Competition in Europe and worldwide intensified, with an inevitable erosion in leading players' market shares.



Competitive pressures increased in part as a result of the completion of market deregulation, which eliminated obstacles to competition, in part because of the increase in new public wireline operating licences, and in part due to the growing number of international mergers among mobile communication operators, creating groups with enormous resources. There was also an increase in the number of Internet operators, offering a wide variety of services from simple network access to application service providing, development of fixed and mobile portals, etc.
Whereas the telecommunications industry was previously dominated by national players, today deregulation has considerably heightened the importance of international operations, leading operators to implement new cross-border investment, alliance and acquisition strategies.
Technological progress and the growth of Internet applications are creating new markets, but force operators to take on major investment decisions before the timing and size of the returns are clear. The development of a broadband network for innovative wireline services, the development of the mobile network to deploy faster transmission technologies such as GPRS, the acquisition of UMTS or third-generation service licences are decisions that cannot be postponed, although they absorb huge financial resources. Telecommunications operators are therefore having to turn to the financial markets far more frequently, with new share issues (often for IPOs of business units formed by large groups), and new bond loans.
The market scenario against which these industry changes and challenges are evolving is extremely dynamic: analysts estimate that worldwide demand for telecommunications services grew by 14% in 2000 compared to 1999. Growth in Europe was even higher.
Significant differences still persist in growth rates from one segment to another. The market for mobile services continued to grow fast (+33%): signs that demand is stabilising in countries where cellphones are nearing saturation levels were offset by continued expansion in new markets, with mobile communications accounting for one third of the total value of telecommunications services. Data services (+22%) also grew faster than the market average, while demand for wireline services reflected growing competitive pressures and the shift in traffic towards mobile services: wireline services grew by only 4% and decreased to approximately 56% of the market as a whole.
Generally speaking, trends on the Italian telecommunications market were similar to those on the European and world markets: the market grew by more to 31.5 billion euro. Mobile voice services were a key driver, rising 25% in value; the number of users increased to 42 million, with a penetration rate (users per 100 inhabitants) of approximately 73%, one of the highest in Europe. Trends in wireline telephony were modest, with the sharp decrease in prices offsetting much of the increase in telephone traffic measured in communication minutes. The number of public operator licences awarded in Italy, which rose from 89 at the beginning of the year to 151 by the end, gives an accurate indication of the increase in competitive pressures.
The number of Internet users in Italy is growing fast: according to analysts' assessment, users rose from 8.2 million at the end of 1999 to 14.1 million at the end of 2000, although the penetration rate per 100 inhabitants is still below the European average.
The decisions of the Communications Authority had a significant impact on developments on the Italian market. The measures adopted to complete the deregulation process included:
• the move from a regime of concessions/conventions, which is typical of monopolistic or oligopolistic markets, to a regime of licences/authorisations, in line with community directives on market deregulation. The concessions awarded to Telecom Italia in the past were converted into licences last November;

893

• a tariff review, based on the European Commission's recommendations to the Italian Government, which led between August 2000 and February 2001 to modest increases in the monthly fee for Telecom Italia services and a simultaneous decrease in district and long-distance charges;
• the procedures for the financing of the Universal Service whereby Telecom Italia, as the former monopolist, is required to provide voice services for all users in all areas, even under uneconomic conditions. The Authority determined the net cost of this service for 1999 at 120.8 billion lire, to be financed through a specific fund managed by the Ministry of Communications and provided by Telecom Italia (57.1%), TIM (28.1%), Omnitel (13.8%) and Infostrada (1%);
• the approval, with amendments, of the interconnection offer setting out prices and procedures adopted in 2000 by Telecom Italia for operators accessing its network;
• the definition of guidelines for the supply of unbundled local loop services, to implement the principles of two community directives. The Authority drew up regulations for the technical conditions and procedures to be followed by other operators requesting entry to co-leased sites and approved, with amendments, the financial terms of the relevant offer;
• the approval of a new numbering plan based on market requirements and competition, which provides for the allocation of significant 11-digit numbers With regard to mobile telecommunications, the Authority has provided for the gradual elimination of the initial "0" and for number portability to be applicable by 30 June 2001.

Wireline telephony

The wireline telecommunications business in Italy is managed directly by the parent company Telecom Italia, through the **Telecom Italia Wireline Services** business unit. In this sector, financial 2000 closed with revenues of 33,723 billion lire, down 5.9% from the previous year, despite a sharp rise in traffic volumes (+27.3% in terms of communication minutes).
The entry of new operators, the alternative offered by mobile services and the full deregulation of all market segments intensified competition and significant price reductions were made across the full range of services.
Telecom Italia counteracted the revenue decline with greater cost control and improved efficiency; operating income rose from 19.8% of revenues in 1999 to 20.6% in 2000; as a result of the restructuring and growth plan agreed with the trade unions, the workforce decreased by 12.6% to approximately 66,500 units. Industrial capital expenditure decreased to 4,974 billion lire (–16.1%) and R&D expenditure totalled 170 billion lire, of which 164 billion lire for activities performed by the CSELT laboratories.
Developments in services were geared to the needs of the various categories of customers. Traffic growth on the residential market (households) was driven primarily by the Internet and the special rates introduced during the year, including the "Teleconomy" offers, a turnaround in traditional pricing strategy where rates are based on distance, duration and time of day.
Telecom Italia focused successfully on the development of network services (centralised answerphone, display of caller number), ISDN lines, where installations grew by more than 80% in a year, and information services. The introduction of the "Minuti preziosi" bonus programme based on bill charges and the launch of the Short Message Service as from 1 December 2000 on specific wireline handsets were also well received.



In the small/medium business (SMB) sector, there was a strong increase in ISDN lines and "intelligent numbers" (freephone numbers, shared debit) and the offer was enhanced with special value-added solutions for voice, data and Internet services. One of the most successful new solutions introduced on the market was the "Teleconomy ADSL" offer which, at very interesting prices for voice services, combines high-speed Internet access with a flat rate, irrespective of connection time.
On an experimental basis, Telecom Italia also introduced an Application Service Provider offer for businesses wishing to outsource technical and operating management of their information systems. Partnership agreements were reached with leading providers of business management applications for SMBs.
New solutions were also introduced in the business sector; the "ADSL wholesale" offer for operators marketing ADSL access services acquired 83,000 lines, reflecting the keen interest in broadband services.
The enhancements to the offer and the strong rise in traffic volumes required continuous adjustments to network infrastructures, with upgrades to equipment and management system hardware and software. The network improvements were necessary to support the introduction of innovative services (including the new customer care services run on a virtual call centre platform with operators located across the country) and ensure compliance with the national numbering plan and with regulations governing interconnection and local loop unbundling, which require Telecom Italia to house other operator equipment on its own sites.
The upgrades enabled Telecom Italia to maintain a very high technical network quality, as reflected in the "effectiveness rate" (percentage of calls that reach the number called), which in 2000 was 99.6% for local calls and 99.1% for trunk calls.
Development of the wireline network continued with an increase in lines to 27,153 million by the end of 2000 (26,502 million at the end of 1999). The increase arose entirely from ISDN lines, which rose from 3,049 million to 4,584 million in terms of equivalent connections.
Network investment focused in particular on international connections. In particular, during 2000 work began on upgrading the international network architecture from the traditional bilateral model, where carriers from different countries share transmission structures for incoming and outgoing traffic, to the cross-border model, based on interconnected multilateral regional backbones for integrated voice/data services. The new architecture, which at first will be used in parallel with the existing network, will support the new business models that are being developed with the spread of the new telecommunications.
In Europe, work continued on the pan-European Backbone, based on dual fibre pairs linking the main countries with points of presence in the main European cities. The network is based on a loop architecture and covers approximately 11,500 kilometres. It will be completed in 2001.
In the eastern Mediterranean, where the Telecom Italia Group operates through the subsidiary Mediterranean Nautilus, a submarine fibre optic loop is being installed to link Italy, Israel, Greece, Turkey and Egypt. The first part of the network will go into service at the end of 2001.
A similar fibre optic network project is being developed in South America, co-ordinated by the subsidiary Latin American Nautilus.
On completion, these networks will provide multinational operators and customers with full international connectivity for web hosting services.


495

Mobile telephony

The rapid expansion of **TIM**, the Telecom Italia Group's mobile telecommunications operator, continued in 2000.

Revenues for this business, in Italy, totalled 15,352 billion lire (+6.4%), with operating income of 36.1% (35.5% in 1999). In an increasingly competitive scenario, which saw the entry of a fourth national operator in May, TIM reported further improvements in performance, with 21.6 million customers at the end of 2000 (18.5 million at the end of 1999). Revenue growth was largely due to the rise in traffic volumes, which increased by 24.6% in terms of minutes and 9.8% in terms of revenues, given the growing pressure on prices.

TIM had more than 9,600 employees (+2.8%), of whom 19% were university graduates and 80% high-school graduates. R&D expenditure totalled approximately 50 billion lire.

During the year, TIM benefited from a major operation to simplify its capital, consisting of the voluntary conversion of savings shares into common shares, upon payment of 3.7 euro per share. 91.56% of savings shareholders converted their stock, providing TIM with proceeds of more than 5 billion euro, to be used to finance the acquisition of UMTS licences and new GSM licences in other countries.

At the end of December, the re-organisation of Telecom Italia's international operations approved by the Telecom Italia and TIM Extraordinary Shareholders' Meetings took effect, significantly simplifying the structure of the Group. The re-organisation consisted of the non-proportional split-up of Stet International in favour of Telecom Italia (88%) and TIM (12%), and the transfer to TIM of 55.04% of Stet Mobile Holding (SMH) and control of all non-Italian mobile operations; Telecom Italia was assigned all remaining SMH shares and all the stock of Stet International Netherlands (SIN), the holding for the non-Italian wireline and integrated wireline/mobile companies. Telecom Italia subsequently transferred all its SMH shares to TIM through subscription of a reserved share-capital increase.

At the end of 2000, the TIM group had 27.3 million customers in Italy and worldwide on an equity base (21.8 million at the end of 1999); the number rises to 28.3 million considering the other mobile communication companies in the Telecom Italia Group. Key factors in international growth included the performance of the Spanish operator, Retevision Movil, which increased customers from 1 to 3.7 million, and the performance of the other European and South American operators.

Growth in Italy was achieved through continuous innovations in the offer (new rates, terms and conditions for the various customer categories), the introduction of new services, enhanced quality, reflected in the significant rise in customer satisfaction, and frequent promotional campaigns. Agreements were reached with leading banks for mobile banking and online trading, and an accord was signed with the ANSA press agency for free transmission of information (business, sports, etc.) directly to customer cellphones.

In 2000, TIM broadened its range of value-added services, which were re-organised under the new *i*-TIM brand, an integrated solution comprising WAP and SIM ToolKit technology, voice information, and the latest UNI.TIM applications (universal number for integrated voice, fax, email and Internet browsing management).

In October, TIM launched the General Packet Radio Service (GPRS) for a first group of customers in the Rome and Milan areas; the service will be extended initially to business customers and later to consumers. At 31 December, TIM products and services were marketed in more than 100,000 sales outlets.

The year's capital expenditure served the dual purpose of keeping the company at the leading edge of technology and improving the quality of the services that make up its core business. 80% of investments focused on enhancing the GSM network, by boosting access and traffic capacity. 20% was for the development of new services, especially WAP and GPRS, and the improvement of management systems and network quality.
On 3 November, following the presentation of tenders in October, TIM was awarded one of the five UMTS licences for the Italian market, for 4,680 billion lire, together with Andala, Ipse2000, Omnitel and Wind.

Satellite telecommunications

The Telecom Italia Group's revenues in this sector, where it operates through **Telespazio** and its associated companies, totalled 659 billion lire in 2000, an increase of 6.5% at constant size.
The rapid changes taking place in the telecommunications industry also apply to satellite services; interesting growth prospects are opening up in innovative areas such as space systems and services, multimedia and broadband services for web-TV and the Internet, while other areas, such as traditional TV transmission services, are experiencing difficulties, which slowed the growth and profitability of Telespazio.
In 2000, the company focused on the strategic positioning of its offer, an internal process review and a productivity recovery programme, in order to achieve the structural conditions to respond to change and take advantage of new business opportunities.
In the *Telecommunications* segment, and in user systems in particular, Telespazio introduced a broader VSAT services offer and formed a sales network to complement the Telecom Italia organisation. It also established a position of excellence in Europe in the design, development and marketing of *Mobile satellite services* (voice, data and messaging), through international agreements and development of innovative solutions implementing state-of-the-art satellite technology.
In *Space Systems and Services*, Telespazio confirmed the growth trend of the last few years, in part through participation in international broadband communication and Earth observation programmes such as Astrolink, InfoTerra, EuroStar, SkyBridge, which enabled it to overcome the difficulties encountered with the Iridium and Orbcomm mobile satellite telecommunications initiatives.
In 2000 Telespazio strengthened its ties with national and international space agencies. Co-operation with the Italian Space Agency for the development of Earth observation systems led to the formation of E-Geos, a company controlled by Telespazio, which will begin operations in 2001 following transfer of Earth observation assets.

The Internet

The Telecom Italia Group achieved a significant expansion in its Internet business in 2000 with acquisition of control of **Seat Pagine Gialle**, of which Telecom Italia holds 58.9% of ordinary stock.
The acquisition of the controlling stake took place through the upstream merger of **Tin.it** (Telecom Italia's Internet division, which was transformed into a joint stock company on 1 May 2000) into and with Seat Pagine Gialle in mid-November.
This complex operation began with the partial spin-off of the capital of Tin.it S.p.A. (approximately 8%) to Seat Pagine Gialle, which increased its capital by issuing new common shares to be assigned in equal



parts to Telecom Italia common and savings shareholders; the upstream merger of Tin.it into and with Seat then took place, with a share-capital increase at Seat reserved for Telecom Italia.
Seat Pagine Gialle has been consolidated on a line-by-line basis in Telecom Italia's 2000 accounts only with regard to the balance sheet, since control was not acquired until mid-November. In 2000, Seat reported consolidated revenues of 2,581 billion lire and operating income of 275 billion lire; it had 7,515 employees at the end of the year.
The merger of Seat and Tin.it has created an Italian organisation in the Internet value chain with the infrastructures, resources and entrepreneurial capabilities to boost the growth of the Internet market in Italy and compete with the major European and world players.
At the end of 2000, Tin.it had 4 million registered Internet customers, of whom approximately 1.5 million were in December. The year's telephone traffic from Internet access almost doubled, from 5.9 billion minutes in 1999 to 11.6 billion in 2000. Tin.it can now leverage synergies with the Virgilio portal, with Matrix and with other companies in the Seat Group to develop its access services.
The new group's strategic goals are development of value-added services on both the home and international markets, and integration of the Internet and television. To achieve its objectives, during 2000 Seat conducted an intensive acquisitions campaign in Italy, Europe and the USA; most of the acquisitions were financed with reserved share-capital increases. Seat also converted its savings shares into common shares; with a payment of 0.89 euro per share and an uptake by 87% of savings capital, the operation, executed in December, raised proceeds of 1.1 billion euro. With regard to the integration of the Internet and television, Seat reached an agreement with the Cecchi Gori Group to acquire 75% of Cecchi Gori Communications, the company that controls Telemontecarlo, through subscription of two capital increases for an aggregate amount of 750 billion lire. Execution of the agreement, signed in August 2000, has been delayed pending approval by the authorities.

International telecommunications operations

The Telecom Italia Group's international operations are conducted through the subsidiary or associated companies of **SIN** (Stet International Netherlands), its wireline and integrated wireline-mobile holding, and **SMH** (Stet Mobile Holding), the mobile telecommunications holding.
In 2000, Telecom Italia focused on international growth in Europe and Latin America, raising its investments in companies operating on the most strategic markets, notably mobile communications, data services and Internet services.
The international companies included in the consolidation reported aggregate revenues for 2000 of 7,615 billion lire, an increase of 25.5% from 1999 at constant size; the companies' employees totalled approximately 16,000.
At 31 December 2000, the Telecom Italia Group's international wireline customers numbered 18.7 million (6 million on an equity base), an increase of 12% from the end of 1999; mobile communication customers were 23.4 million (6.7 million on an equity base), up 70% from the end of 1999.
The Telecom Italia Group's growth on the main European markets is described below.
In *France*, 9Telecom Reseau, owned 93.99%, undertook a broad strategic and corporate re-organisation to position itself in data/voice/IP connectivity, integrated value-added service solutions, site hosting and development. The plan included the acquisition for an outlay of 810.6 million euro through a public ten-



der offer of 95.5% of Jet Multimedia, the leading provider of value-added services for business customers and top developer of online applications on Internet, audiotel and minitel platforms. In 2000, 9Telecom acquired 520,000 new customers, reaching a total of 750,000 customers.
The associated company Bouygues Telecom, France's third-largest mobile operator, made excellent progress, with growth of 61.2% and 5.2 million lines at the end of 2000, for a market share of 18%.
In *Austria*, the equity investment in Telekom Austria held by Telecom Italia through SIN rose to 29.8% at the end of 2000 as a result of the sale of shares by the government shareholder OIAG.
Telekom Austria, which lost market share in wireline telephony in 2000, began a market repositioning and re-focusing on the Internet sector, with the acquisition for 235 million euro of 100% of Czech on Line, the Czech Republic's first Internet Service Provider, and the formation in Austria of Jet2Web Internet Services, to offer integrated broadband access services.
In November, Mobilkom Austria, a Telekom Austria subsidiary and market leader with 2.8 million lines, was awarded one of the six UMTS licences auctioned by the Austrian Government.
In *Spain*, Telecom Italia, Endesa and Union Fenosa formed the AUNA holding, to which the partners transferred their equity investments in Spanish telecommunications companies. Through SIN and SMH, Telecom Italia holds 30% of AUNA. AUNA in turn owns 100% of Retevision I, 97.9% of Retevision Movil (Amena brand), 100% of Cable i Televisio de Catalunya and Madritel (telephone services and cable TV), 49% of Quiero TV (terrestrial digital pay TV) and other equity investments.
Retevision I closed 2000 with more than 1,950,000 wireline customers. eresMas Interactiva, formed from the spin-off of the Retevision business unit providing Internet services for residential users, had 1,420,000 customers, confirming its position as Spain's second-largest Internet Service Provider and portal operator. Retevision Movil reported excellent results, with more than 3.7 million lines (+267% from 1999), a 15% share of the total market and 29% of the incremental market. In March, the company was awarded one of the four UMTS licences auctioned by the Spanish government.
In *Greece*, Stet Hellas continued to expand, reaching approximately 1.6 million lines and a market share of 28% of the mobile market. Having decided to enter the Greek wireline telecommunications market, which was deregulated in January 2001, in December Telecom Italia signed a strategic partnership agreement, through Mediterranean Nautilus S.A., with the Forthnet operator, of which it acquired a 5% stake; through the Mediterranean Broadband Services subsidiary, Telecom Italia and Forthnet were awarded a fixed wireless access licence.
In *Turkey*, a market offering considerable growth potential, the Telecom Italia Group was awarded a GSM 1800 mobile licence in April, with an offer presented by a consortium owned 49% by the Telecom Italia Group and 51% by Is Bank, Turkey's largest private bank. In September, TIM and Is Bank formed the Aria company, which began commercial service in March 2001.
In *Argentina*, Nortel Inversora, the controlling company of Telecom Argentina in which Telecom Italia and SIN own 50% of ordinary share capital, reported positive results for 2000. Having been awarded a PCS mobile communication licence in July 1999 and with deregulation of the wireline market (October 1999 for long-distance communications, November 2000 for local communications), Telecom Argentina is now an integrated operator offering a full range of telecommunications services and value-added services throughout the country. It has therefore strengthened its strategic positioning, albeit at the cost of lower traffic revenues and higher operating and financial costs, linked in part to an unfavourable economic climate and changes in the competitive scenario.

At the end of 2000, Telecom Argentina had 3.5 million wireline subscribers (equivalent to a 45% market share) and, through Telecom Personal, more than 2 million mobile customers, for a market share of 32%. In the Internet sector, the company had approximately 250,000 subscribers.

In *Brazil*, the Telecom Italia Group's wireline operations are conducted through Brasil Telecom Participaçoes (BTP, the new name of Tele Centro Sul Participaçoes), in which SIN holds an equity investment through Solpart Participaçoes, which owns 51.79% of ordinary capital.

Under the corporate restructuring that began in 1999, the eight operating companies controlled by Tele Centro Sul were merged into Brasil Telecom (the new name of Telepar Participaçoes), which also acquired and merged Tele Brasil Sul and Companhia Riograndense de Telecomunicaçoes (CRT). As a result, BTP holds 65.47% of Brasil Telecom's total capital (97.97% of common shares and 39.34% of preferred shares). At the end of 2000, the company had 7.2 million lines (including approximately 2 million new installations).

In mobile telephony, through SMH Telecom Italia controls Bitel Participaçoes, the holding for the two mobile operating companies, Tele Celular Sul Participaçoes and Tele Nordeste Celular Participaçoes. At the end of 2000, the former had approximately 1.4 million di lines (+37% from 1999), while the latter had more than 1.5 million customers (+27% from 1999). In December, TIM also acquired 37.96% of Maxitel, a cellular operator with almost one million customers, further expanding TIM's territorial coverage on the Brazilian mobile communications market.

In the Internet sector, in June the Group acquired 30% of GLB Serviços Interativos, an Internet company of the Globo group, for 810 million dollars. GLB launched Globo.com, a portal for Portuguese speakers around the world, which uses exclusively multimedia content produced by Globo, the leading media player in Latin America.

In *Peru*, TIM was awarded the third PCS 1900 mobile licence in March 2000 and launched the service in the Lima area and other major cities in January 2001.

In *Venezuela*, in November TIM acquired control of 56.6% of the capital of Digitel, a mobile communications operator with a GSM 900 mobile licence in central Venezuela, which includes Caracas and other major cities. The company launched the service at the end of 1999 and has achieved significant success (253,000 customers at the end of 2000).

In *Chile*, the Telecom Italia Group signed an agreement in December to raise its equity investment in Entel Chile to 54.76% by acquiring the stakes of other shareholders, for a total of 905 million dollars. The number of mobile customers served through the associated company Entel Telefonia Personal almost doubled by the end of 2000, reaching 1.3 million; similarly strong growth was achieved in the Internet business.

Other operations of the Telecom Italia Group

Telecom Italia's **IT operations**, consisting of the Finsiel group, Netsiel, Telesoft and Sodalia and the parent company IT function, form the Information Technology Services business unit. During 2001, these activities will be transferred to **I.T. Telecom**, a wholly owned Telecom Italia subsidiary formed in the second half of 2000 to co-ordinate the Group's IT operations, which have been re-organised in seven main areas: *Telecommunication Services*, comprising application consultancy and system integration services for the telecommunications market; *Operational Services*, management of IT infrastructures; *Market,*



which addresses the finance, industry and central government sectors; *Web Professional Services*, professional services and innovative web-related solutions; *Regional Services*, for local government; *Consulting*, which specialises in management consultancy; *Tax Services*, which provides support services for Italy's tax authorities and the Ministry of Finance.
In 2000, the Information Technology Services business unit reported revenues of 3,137 billion lire, an increase of 2% from 1999; 2000 revenues do not include Webegg data (ex Logicasiel), which is now consolidated in the Olivetti financial statements.
During the year, in addition to solutions and services for central and local government, the Finsiel group extended its offer to include development and system integration services, ERP platforms, online services in e-business, e-banking and training. The Internet was the cornerstone of activities for 2000; the entire offer was renewed to focus on web-based personalised solutions for companies, banks and government authorities, to enable traditional public- or private-sector organisations to operate as e-companies, in part through internal process reviews.
On 31 December 2000, Telecom Italia spun-off the units that run its information systems to Netsiel. As a result of the operation, designed to rationalise operations units and reduce overheads, Netsiel is owned 68.65% by Telecom Italia and 31.35% by Finsiel.
Telesoft confirmed its position as the Telecom Italia Group's main provider of software and IT services.
Sodalia develops new-generation software, for network and telecommunications services management.
The **CSELT** laboratories handle Telecom Italia Group **research activities** for the development of new wireline and mobile telecommunications applications covering a broad range of fields: development of a virtual call centre for the directory enquiries service based on voice recognition and synthesis technologies; definition of new network architectures with high-capacity DWDM systems; development of WAP systems for mobile communications; testing of GPRS technology, the UMTS system, etc.
The operations in the business unit for innovation and venture capital will be transferred to the CSELT laboratories in 2001, creating **Telecom Italia Lab.**
R&D expenditure at CSELT totalled approximately 290 billion lire in 2000, of which almost 200 billion lire for work performed on commission and more than 90 billion lire for strategic research.
Among training and innovation activities, mention should be made of the **Interaction Design Institute** formed in 2000 by Telecom Italia and Olivetti, which provided funding for the initiative. The institute, which is based in Ivrea and became operational in 2001, is a graduate school specialising in communication technology and culture and in management and entrepreneurial training. The project provides for the formation of a research laboratory staffed by young graduates from different academic areas, in order to create a balanced mix between design and technological competencies.

2. The products, IT services and specialised systems sector controlled directly by Olivetti S.p.A.

Olivetti operates in this sector through the **Olivetti Tecnost S.p.A.** subsidiary (formerly Olivetti Lexikon S.p.A.), whose offer comprises office products and services and imaging and communication devices for the business, SoHo and consumer markets, and, with Tecnost Sistemi S.p.A., in specialised gaming automation systems. During 2000, in line with market trends, Olivetti Tecnost intensified its growth on the Internet and home automation markets.

901

The Group operates on the main international *geographical markets.* Although its main focus is on Europe and Latin America, it is also active on the US consumer market through the Royal Inc. subsidiary. Its product catalogue – flanked by original supplies and professional services guaranteeing top-level support – is marketed in more than 70 countries, through a variety of channels including dealer networks, distributors and mass merchandising chains. In 2000, Olivetti Tecnost achieved further significant growth in all market sectors in *Latin America*, where Olivetti brand recognition is particularly high. Olivetti Tecnost was awarded a number of major product and service orders from banks and public- and private-sector organisations (including CODELCO and Banco de Santander in Chile, Amadeus in Colombia, Comisiòn Federal de Electricidad and Banco Sudameris in Peru, Banco Bilbao Vizcaya in Mexico, Banco Provincial and Banco Mercantil in Venezuela, public authorities in Brazil), which generated significant revenue growth.

In *Europe*, rationalisation of the business model was a key strategic objective, through a re-focusing on the most profitable businesses.

Major revenue growth was reported on the *Italian* market, where Olivetti Tecnost built up significant positions in sectors such as Large Accounts.

In the *Far East*, the Industrial Partnerships Division successfully continued development of long-term cooperation ties with local industrial and commercial partners. It achieved very positive results in 2000, maintaining its leadership position in Asia in specialised printers and reaching a market share of more than 80% in China.

During the year, Olivetti Tecnost also strengthened its presence in *eastern Europe*, with the opening of sales offices in the Czech Republic, Poland, Romania, and in the *Middle East*, where it formed a partnership with an important regional distributor based in Dubai.

Industrial and product initiatives for the Professional and Consumer markets and for Vertical Applications are largely based on ink-jet technology. Key products include fax, printers and, in particular, new multifunctional systems, which offer interesting potential for applications in both the home and the office. Ink-jet industrial operations were optimised during the year, by being grouped in a single corporate entity named Olivetti I-Jet, which has facilities in Arnad in the Aosta Valley and Scarmagno (Turin); this re-organisation will permit development of ink-jet technology for applications other than printing on paper, opening up prospects in exciting new application fields such as medicine.

During the year, production began of the first fax models developed by **Jetech S.p.A.**, the joint venture set up with Philips Consumer Electronics to design, develop and produce ink-jet devices. Marketing will begin in the first quarter of 2001.

In the vertical applications sector, activities in 2000 included new Internet-related initiatives, with the introduction of innovative products such as the webphone to enhance the range of products and services for banks, public authorities and retailers.

In December 2000, **Tecnost Sistemi**, which specialises in the development, supply and maintenance of gaming automation systems, was spun off from Olivetti S.p.A. to Olivetti Tecnost (then still Olivetti Lexikon), in order to create value and leverage synergies.

In May, office supplies production and marketing were spun off to a new management-controlled company, **Baltea s.r.l.**

At the end of the year, Olivetti Tecnost and Canon Inc. signed an agreement for the dissolution of the **Olivetti Canon Industriale** joint venture. Full details are provided in the section *"Events subsequent to the end of the financial year"*.

a62

A number of new companies were formed during the year to operate in specific areas of the New Economy:

• **Oliweb S.p.A.** (100% Olivetti Tecnost), which offers end-user turnkey solutions based on Internet products and services: product delivery, installation, maintenance and commercial support. Oliweb also offers high value added solutions with call centre services (the company handled the Tin.it "e-vai" IT project)

• **GoToWeb S.p.A.** (80% Olivetti Tecnost, 20% Webegg), part of the global Internet offer strategy, focuses on small and medium businesses. Its services are also available through the Olivetti dealer network.

A company was also formed in the home automation field: **Domustech S.p.A.** (70% Olivetti Tecnost, 30% Vemer Siber), which designs, develops and markets integrated solutions and systems for local and remote control of homes and offices: integrated management of security and conditioning plant, remote control of electrical domestic appliances, video intercoms, internal and Internet communication.

Olivetti Tecnost also acquired equity investments in **Localport S.p.A.** (18.5%), a company set up by a group of public- and private-sector operators to provide local communication, network and electronic commerce services, and in **Flextel S.p.A.** (13.3%), which is active in research, development and marketing of advanced hardware and software for IT and telecommunications applications.

At the beginning of 2001, Olivetti Tecnost signed an agreement with Sweden's **Speedy Tomato AB** (wholly owned by Telia AB) for the formation of an equally owned joint venture named Speedy Tomato S.p.A. on the rapidly growing mobile portals market.

Olivetti Tecnost's *commercial strategy* in 2000 focused on the professional channel, which accounted for 67% of its European revenues, in particular on the dealer network, one of the company's main assets. A series of special initiatives were organised for dealers, including the Channel Identity project (to strengthen corporate identity), activities designed to take advantage of Internet-related opportunities, and training to help dealers become solution providers.

The *OEM* channel also achieved significant growth, as a result of major agreements in the telecommunications sector.

In terms of *products and market position*, Olivetti Tecnost consolidated its European leadership of the plain-paper ink-jet fax segment, with a broad catalogue of products and important growth in non-European countries. The offer includes new-generation multifunctional fax with colour printing capabilities; the lead product is the JetLab 600, a device offering full document-management capabilities and featuring an elegant, compact design, which received the IF Design Award at the CeBIT tradeshow in Hanover.

In the *ink-jet printer area*, Olivetti Tecnost confirmed its position with the Artjet 10 and Artjet 20 offer, enhanced in the fourth quarter with the entry of the Artjet 12 and Artjet 22, which feature USB ports and faster printing speeds. Interesting growth was achieved on niche markets, such as printing on continuous forms and printing with edible inks; these applications are attracting strong interest both in and outside Italy.

The *ink-jet fax* offer was enhanced with new multifunctional models for professional users, featuring sophisticated capabilities and advanced performance, which were particularly successful in Italy.

In the *reprographics* sector, sales of analogue models decreased in 2000, reflecting market trends. This slowdown was offset by performance in digital models, where the offer was enhanced with new mid-range/low-end models previewed at SMAU 2000.

The line of *original supplies* for ink-jet products performed well in terms of shipments, fuelled by the increase in fax sales and the introduction of the new copier and printer lines.



In the highly strategic *Vertical Applications* sector, the Vertical Markets Division was formed in January 2000 to maximise the focus on markets (primarily banking and retail) where users' specific needs and the particular type of product require the support of a dedicated production, distribution and service structure.
In the banking area, the PR2 printer confirmed its position as worldwide market leader, with shipments of approximately 162,000 printers, of which approximately 67,000 through the agreement with Getronics and approximately 85,000 on Far East markets, through industrial co-operation agreements with local partners.
The new PR2 with integrated scanner function was successfully launched: this product won orders from major customers such as the Austrian Post Office and the Danish Post Office, and opened up interesting opportunities in other European countries, which are expected to bring tangible results in 2001.
Performance continued to be strong on the *fiscal cash registers* market as regards both margins and shipments, driven in part by the euro effect, which generated significant replacement purchases.
In the *Internet appliances* area, the Webphone Linea@ was presented in the fourth quarter of 2000: this device supports Internet browsing, email transmission and reception and access to network services; at the end of 2000, an agreement was signed with an Italian company that provides web-based services for professional users, for the supply of approximately 5,000 systems in 2001 (webphones + ink-jet printers).
The *Customer Services* division enhanced the quality of its services offer (notably the expansion of the Help Desk).
The Olivetti Tecnost Group reported third-party revenues totalling 1,120 million euro in 2000 (+11.9% from 1999); net earnings for consolidation purposes amounted to 23.5 million euro, of which 23.3 million attributable to Tecnost Sistemi.
R&D costs totalled approximately 33 million euro.
At 31 December 2000, the Olivetti Tecnost Group had 5,370 employees, an increase of 161 heads from 31 December 2000.

3. Information technology and network services and solutions

In this sector, Olivetti operates through **Webegg** (50% Olivetti S.p.A.; 30.2% Finsiel S.p.A.; 19.8% I.T. Telecom S.p.A.).
The Webegg Group has approximately 700 employees (end March 2001) and offices in Milan, Turin, Bologna, Rome and San Francisco. It provides strategic Web consulting services, integrating its own solutions and those available through a network of partnerships with the world's leading Web integration solutions and technological partners such as Broadbase, Plumtree, Neon, Applix, Midas Kapiti International, Documentum, Cisco, Siebel, Genesys.
Olivetti S.p.A. acquired its equity investment in Webegg, formerly Logicasiel, in February 2000, from the Logica Group for 52.1 billion lire (26.9 million euro).
In November 2000, Olivetti spun off the wholly owned subsidiary Telemedia Applicazioni (TeleAp) to Webegg, as part of a 54 billion lire share-capital increase, which was also reserved for Finsiel and IT Telecom. The operation resulted in the current ownership structure.
2000 was a year of major change at Webegg as regards ownership, operations and business. It implemented a policy of equity acquisitions in complementary operations in Italy, in order to extend its range

of activities and confirm its vocation as an "interdisciplinary" organisation that operates as a strategic partner to help companies become e-enterprises, at the Internet, intranet and extranet levels.
Today the Webegg group consists of:
- Webegg, which provides Web consultancy and Web integration services based on the latest technological developments and offers solutions for knowledge management, e-intelligence and networked organisation models;
- Telemedia Applicazioni (TeleAp), 100% Webegg, which provides advanced services and applications, in particular integrated customer relationship management solutions deploying traditional and innovative Internet media;
- Software Factory, 100% Webegg, technical and design consultancy for e-commerce and e-business solutions, specialising in technologically advanced network projects;
- Performer, 100% Webegg, technical and design consultancy for ERP and CRM systems, e-business solutions, and IT systems integration. The Performer offer covers the design, development testing and implementation of innovative e-business solutions;
- Domus Academy, 51% Webegg; a post-graduate design school formed in 1983, which has established an international reputation for professional training, research and initiatives to enhance and promote Italian culture and as a role model for design, fashion and the web;
- Garage, 35% Webegg, one of Italy's most successful communications companies and cinema/TV producers. Garage also specialises in interactive multimedia communications and the new media channels. It has developed major integrated strategic communication projects and co-operates with some of Italy's largest groups, leading players in their business areas;
- Domino, 35% Webegg, which specialises in Web design and production of web sites based on advanced navigation systems. Domino designs, develops and organises web sites, handling all areas of web design, communication and site functionality. The offer covers analysis of customers' current and future needs, graphics and functional projects, production and management of services;
- E@rchimede, 20% Webegg, an incubator for Internet entrepreneurs, providing support from valuation of new ideas to the management of new ventures.
Webegg S.p.A. reported revenues of 67.2 billion lire in 2000 (+14% from 1999) and operating income of 6.1 billion lire (5.3 billion in 1999), giving a return on revenues of 9.1%. In line with the company's growth strategy, the Shareholders' Meeting decided not to distribute a dividend.
The Webegg Group's 2000 consolidated accounts show shareholders' equity of approximately 130 billion lire and net financial resources of approximately 102 billion lire; its business results are not particularly significant, since the main subsidiaries entered the consolidation area at the end of 2000 or in 2001.
The Webegg Group's proforma consolidated gross revenues for 2000 would total approximately 145 billion lire, with a proforma consolidated gross operating margin of approximately 14%.
Subsequent to the end of the financial year, the Webegg Shareholders' Meeting decided to present an application for admission to trading on Italian Stock Exchange New Market, with a share-capital increase to service the initial public offering.

905

4. Facility management: Olivetti Multiservices S.p.A. (100% Olivetti S.p.A.)

Formed in 1998 to handle the Group's real estate, Olivetti Multiservices has gradually grown to become an important player on the emerging global service and facility management market, providing strategic management of all non-core services in order to boost productivity and efficiency and optimise management costs. Olivetti Multiservices focuses in particular on the management and maintenance of property, especially energy management services (operation, maintenance and upgrading of energy plant), company certifications, design of technological plant and digital archiving services. Olivetti Multiservices' management services have ISO 9001 certification. Its third-party revenues grew significantly in 2000, accounting for more than 60% of its total revenues: this positive result reflects growing brand awareness (an estimated 3% share of the facility management market in 2000) and the knowhow built up by the company.

Third-party revenues for Olivetti Multiservices S.p.A. and its subsidiaries in 2000 totalled 55.2 million euro, a sharp increase (+84%) from 1999.

In terms of consolidated net earnings, the group broke even.

At 31 December 2000, Olivetti Multiservices had 302 employees, compared with 255 at 31 December 1999.

a06

Human resources

At 31 December 2000, the Olivetti Group companies included in the consolidation had a total of 120,973 employees (129,073 at 31 December 1999).

(employees)	31.12.2000	31.12.1999	Changes
Olivetti S.p.A.	109	158	(49)
Finance companies	12	18	(6)
Real estate and services companies	352	305	47
Olivetti Tecnost Group	5,370	5,209	161
Webegg Group	461	312	149
Telecom Italia Group	114,669	122,407	(7,738)
O.i.S. and Olivetti Sanità (*)	-	664	(664)
Total Olivetti Group	**120,973**	**129,073**	**(8,100)**

(*) companies sold to third parties in August 2000.

The reduction of 7,738 heads at the Telecom Italia Group arose from personnel turnover and from the year's acquisitions and disposals. The main factor contributing to personnel turnover were the terminations at the parent company Telecom Italia, arising in part from application of mobility schemes pursuant to law no. 223/1991, implementing the agreements reached with the trade unions in March and July 2000. Acquisitions and disposals led to a reduction of 17,723 heads, mainly as a result of the sale of the manufacturing and installation companies (–17,857 heads), offset by an increase of 17,567 heads, mainly relating to Telecom Argentina (7,496 heads), Maxitel (1,229 heads) and the Seat group (7,515 heads).
The number of employees with Olivetti Tecnost (formerly Olivetti Lexikon + Tecnost Sistemi) increased by 161 heads, reflecting 384 new hirings (260 in Italy), 228 heads in the Latin American factories on temporary employment contracts and the inclusion in the consolidation of the industrial complex in the Manaus free zone (Brazil) for a total of 84 heads, offset by staff reductions of 349 heads and a decrease of 186 heads as a result of the sale to third parties of a business unit and controlling equity investments (Baltea S.p.A. and OCD S.A.).
The increase at the Webegg group arose as a result of acquisitions and 75 new hirings.
The average number of employees in the Olivetti Group in 2000 was 131,266 heads; this included 124,696 heads for the Telecom Italia Group, of which the equivalent of 7,272 heads for companies consolidated on a proportional basis.



Financial review

The Group

With regard to the industrial and corporate transformation of the Olivetti Group, a number of major operations took place in 2000 which had a significant impact on the consolidation area and disparate effects on operations and equity.
The consolidated income statement reflects the effect of the consolidation on a proportional basis as from 1 January 2000 of the Nortel Inversora group and the exclusion of Teleleasing and the O.i.S. group for the full year and of the Sirti and Italtel groups as from 1 October.
In addition to the above operations, the main events effecting equity were the consolidation on a line-by-line basis of the balance sheet captions of Seat Pagine Gialle, Maxitel, Jet Multimedia groups and Digitel, which have been consolidated only with regard to the balance sheet since these entities were acquired at the end of the year.
In 2000, the Olivetti Group posted a consolidated net loss of 940 million euro (consolidated net income of 111 million excluding the year's 1,051 million euro charge for amortisation of goodwill in respect of Telecom Italia share purchases); in 1999, the Olivetti Group had net income of 4,939 million euro as a result of capital gains from disposals, relating in the main to the sale of Omnitel and Infostrada to Mannesmann (owned through the equity investment in OliMan Holding B.V.), offset in part by the considerable costs sustained in connection with the Tender Offer on Telecom Italia.
At 31 December 2000, the Olivetti Group's total shareholders' equity was 31,366 million euro (13,856 million after minority interests), compared to 26,310 million euro at 31 December 1999 (9,549 million after minority interests); the increase of 5,056 million euro included 1,999 million euro from the share-capital increase at Olivetti S.p.A. for the upstream merger of Tecnost S.p.A. into and with Olivetti.
Net financial indebtedness at 31 December 2000 was 37,524 million euro, an increase of 10,145 million euro from 31 December 1999 (27,379 million euro) due in the main to the Telecom Italia Group for non-recurring outlays for equity acquisitions (Seat Pagine Gialle and others), the UMTS licence, dividend pay-outs and changes in the consolidation, set off only in part by non-recurring proceeds, including amounts collected from the conversion of TIM savings shares and from the disposals plan.
Capital expenditure totalled 20,355 million euro.

a08

Group business performance

2000 business performance is reflected in the reclassified statement of income set out below, which also includes data for 1999. The statement classifies income components by nature, with separate disclosure of non-recurring income and expense items that are not expected to continue at a similar level in future periods.

(in millions of euro)	Year 2000	%	Year 1999	%
Net revenues	30,116	100.0	28,207	100.0
Operating costs:				
Labour	(5,219)	(17.3)	(5,194)	(18.4)
Materials and services	(11,745)	(39.0)	(10,843)	(38.4)
Grants	21	0.1	22	0.1
Depreciation of tangible assets	(4,561)	(15.1)	(4,393)	(15.6)
Amortisation of intangible assets:				
Consolidation goodwill	(1,413)	(4.7)	(698)	(2.5)
Others	(982)	(3.3)	(927)	(3.3)
Provisions for writedowns and risks	(855)	(2.9)	(653)	(2.3)
Other income, net	9	-	79	0.3
Result before non recurring income and charges, interest and taxes	**5,371**	**17.8**	**5,600**	**19.9**
Non recurring income				
Gains on disposals and other non-recurring income (*)	1,705	5.7	7,149	25.3
Non recurring costs				
Tender Offer costs			(740)	(2.6)
Losses on disposals and other non-recurring charges (*)	(1,613)	(5.4)	(1,028)	(3.6)
EBIT	**5,463**	**18.1**	**10,981**	**39.0**
Income from equity investments, net	915	3.0	921	3.3
Other financial income and charges, net	(1,831)	(6.0)	(1,100)	(3.9)
Value adjustments to financial assets	(1,206)	(4.0)	(600)	(2.2)
Result before taxes and minority interests	**3,341**	**11.1**	**10,202**	**36.2**
Taxes	(2,340)	(7.8)	(3,207)	(11.4)
Telecom Italia Group pre-acquisition income			(911)	(3.2)
Minority interests	(1,941)	(6.4)	(1,145)	(4.1)
Net result for the year	**(940)**	**(3.1)**	**4,939**	**17.5**

(*) The amounts concerning the Telecom Italia Group have been classified as extraordinary items in the consolidated accounts of this latter

Group revenues for the year totalled 30,116 million euro, of which 28,911 million for the Telecom Italia Group. Revenues for the Telecom Italia Group (which accounted for 96% of total revenues) increased by 6.7% (1.7% at constant size) as a result of the inclusion in the consolidation of the Nortel Inversora group (1,825 million euro), offset in part by the decrease (-329 million) in manufacturing and installation revenues (which relate to nine months in 2000 compared to twelve months in 1999, following the sale of the relevant operations to third parties in September) and by the exclusion from the consolidation of Teleleasing revenues from fees on leasing contracts with third parties.

aoa

The growth in mobile communications services in and outside Italy (+9.7%) was offset by a reduction in revenues from wireline telephone services in Italy (-5.9%) related to Telecom Italia traffic revenues, which, despite an increase of 27.3% in minutes (+1,174 million), decreased by 13.9%; average traffic yield decreased to 71 lire per minute, compared to 111 lire in 1999 (-35.8%; -2,585 million). This slowdown was compensated in part by the rise in subscription fees (+9.9%) as a result of the adjustments to charges on 1 August, the growth of data traffic and growing demand for interconnection to the Telecom Italia network from other carriers.

(in millions of euro)	Year 2000	Year 1999	Changes	%
Telecom Italia Group	26,488.0	26,035.4	452.6	1.7
Olivetti Tecnost Group	1,120.0	1,001.2	118.8	11.9
Webegg Group	29.5	34.4	(4.9)	(14.2)
Olivetti Multiservices	55.2	30.0	25.2	84.0
Total on a consistent comparable basis	**27,692.7**	**27,101.0**	**591.7**	**2.2**
Nortel Inversora Group (excluded from consolidation area in the year 1999)	1,825.1	-	1,825.1	
Sirti and Italtel (sold to third parties in September 2000)	597.9	927.2	(329.3)	
O.i.S. Group and Teleleasing (sold to third parties in the year 2000)	-	178.7	(178.7)	
Total Group	**30,115.7**	**28,206.9**	**1,908.8**	**6.8**

Operating costs and other net charges totalled 24,745 million euro in 2000 (21,994 million for the Telecom Italia Group), an increase of 2,138 million from 1999 (22,607 million, of which 20,625 million for the Telecom Italia Group).
Specifically, the costs of materials and services increased by 902 million, partly due to the change in the consolidation area (+689 million for the entry of the Nortel Inversora group, -105 million for the exit of SIRTI and Italtel, -49 million for the sale of O.i.S.), partly due to the rise in costs for operating and developing mobile telecommunications services.
Labour costs were practically the same as in 1999 (+ 25 million), since the change in the consolidation area was largely offset by lower costs at Telecom Italia S.p.A. as a result of the decrease in the average workforce compared to 1999, following the application of the mobility schemes agreed with the trade unions.
Depreciation and amortisation charges totalled 6,956 million in 2000 (6,018 million in 1999). They related to tangible fixed assets for 4,561 million and intangible fixed assets for 2,395 million, with increases of 168 million and 770 million respectively.
The overall net rise of 168 million euro in depreciation of tangible fixed assets arose from the inclusion of the Nortel Inversora group in the consolidation, offset in part by lower charges at Telecom Italia S.p.A. (as a result of the decrease in assets and the review of depreciation rates on the submarine network in 2000).
Amortisation of intangible fixed assets (2,395 million) included amortisation of consolidation goodwill relating to the acquisition of the Telecom Italia Group (1,319 million, compared to 638 million in 1999, when charges related to the second half of the year only).
Earnings before interest and non-recurring items for 2000 therefore amounted to 5,371 million (earnings of 5,600 million euro in 1999).

a10

Non-recurring income totalled 1,705 million euro (7,149 million in 1999), and comprised capital gains of 1,408 million from the year's disposals (7,000 million in 1999, of which 6,927 million from the sale of OliMan Holding B.V. to Mannesmann) and sundry income and other income totalling 297 million (149 million in 1999).

Capital gains from disposals totalled 1,408 million euro, as follows:

- 969 million from the Telecom Italia Group disposals plan, specifically the sale of the equity investments in Italtel (393 million) and Meie (232 million), and the disposal of the Telecom Italia S.p.A. "Great buildings" business unit through the sale of the 60% of IM.SER (312 million) to third parties;
- 174 million from the sale of other equity investments, tangible and intangible assets and business units of the Telecom Italia Group;
- 204 million from the sale on the market of Telecom Italia shares held by Olivetti;
- 37 million from the sale of the equity investment in ARM;
- 24 million from the sale of other assets.

Other non-recurring income, totalling 297 million euro, included 236 million for the Telecom Italia Group (of which 47 million from lower charges on the TIM tax return compared to the 1999 provision) and 61 million for other Group companies, of which:

- 22 million for insurance compensation for damages to the Group facilities in the Ivrea area caused by floods;
- 22 million for a contribution from Canon Inc. in connection with the dissolution of the Olivetti Canon Industriale joint venture with Olivetti Tecnost;
- 17 million in other income and sundry income.

Non-recurring charges totalled 1,613 million euro (1,768 million in 1999) and included 1,542 million for the Telecom Italia Group, of which:

- 492 million for re-organisation charges;
- 419 million for the TIM provision to the technological upgrading reserve and frequency reserve;
- 180 million for provisions relating to disposals of equity investments and the Telecom Italia Group "Great Buildings" business unit;

Non-recurring charges for the other Group companies totalled 71 million euro and included:

- 18 million for re-organisation charges relating to the Olivetti Tecnost Group;
- 24 million for costs relating to the merger of Tecnost with the parent company;
- 10 million for direct damage caused by flooding to the Olivetti Tecnost facilities in the Ivrea area;
- 19 million for other charges.

Net proceeds from equity investments totalled 915 million (921 million in 1999) and included 302 million for the Telecom Italia Group (145 million in 1999), of which 161 million from the sale of listed shares held as current assets.

The residual amount (613 million) mainly referred to deferred tax assets of 524 million and the sale of securities not classified as fixed financial assets and options (68 million).

Interest expense and other net financial charges totalled 1,831 million (1,100 million in 1999) and mainly consisted of 767 million for the Telecom Italia Group (470 million in 1999) and 1,064 million from other companies.

Net financial charges for the Telecom Italia Group increased by 297 million as a result of the inclusion of Nortel Inversora in the consolidation (153 million) and the rise in debt at Telecom Italia (mainly for the recent acquisitions).



The net charges of the other companies, mainly Olivetti and Tecnost, increased by 434 million, largely for interest expense on borrowings taken out in relation to the Tender Offer on Telecom Italia, which in 1999 related only to the second half of the year.
Value adjustments to financial assets, which generated a writedown of 1,206 million (600 million in 1999), referred largely to the Telecom Italia Group (1,159 million). They included 706 million euro for equity investment writedowns and 453 million euro for amortisation of goodwill arising at the time of acquisition of these investments, of which 218 million euro for the acquisition of Seat Pagine Gialle.
Taxation for the year amounted to 2,340 million (3,207 million in 1999), of which 2,045 million for the Telecom Italia Group, including 25 million in relation to consolidation adjustments (2,606 million in 1999). Of the residual amount of 295 million euro, 170 million related to Tecnost for the period January September and arose from the cancellation of the deferred tax assets stated the previous year, the merger of Tecnost S.p.A. with Olivetti having also annulled some of the conditions that permitted such assets to be recorded.
Income attributable to minority interests was 1,941 million euro (2,056 million in 1999) and reflected earnings of 2,401 million attributable to Telecom Italia Group minority shareholders (2,181 million in 1999) and a loss of 481 million attributable to Tecnost minority shareholders for the period prior to 30 September 2000.
As a result, the Group posted a net loss for 2000 of 940 million (income of 4,939 million in 1999); excluding amortisation of goodwill in respect of the acquisition of Telecom Italia, the Group had net income of 111 million euro (income of 5,404 million in 1999, which, as already mentioned, largely arose from the capital gain generated by the sale of Omnitel and Infostrada).

912

Analysis of the balance sheet

The Olivetti Group balance sheet as of 31 December 2000 is summarised in the table set out below:

(in millions of euro)	31.12.2000 (a)	%	31.12.1999 (b)	%	Changes (a-b)
Short-term assets					
Financial resources and loans	7,559	7.9	3,426	4.5	4,133
Operating assets	14,426	15.2	12,430	16.5	1,996
Total short-term assets	**21,985**	**23.1**	**15,856**	**21.0**	**6,129**
Medium/long-term assets:					
Financial receivables and marketable securities	3	-	29	-	(26)
Intangible fixed assets	39,640	41.5	28,044	37.1	11,596
Tangible fixed assets	23,776	25.0	23,865	31.6	(89)
Other assets	9,956	10.4	7,732	10.3	2,224
Total medium/long-term assets	**73,375**	**76.9**	**59,670**	**79.0**	**13,705**
Total assets	**95,360**	**100.0**	**75,526**	**100.0**	**19,834**
Short-term liabilities:					
Short-term debt	17,601	18.5	6,543	8.7	11,058
Operating liabilities	14,957	15.6	15,290	20.2	(333)
Total short-term liabilities	**32,558**	**34.1**	**21,833**	**28.9**	**10,725**
Medium/long-term liabilities:					
Medium/long-term debt	27,485	28.8	24,291	32.2	3,194
Other medium/long-term liabilities	3,951	4.2	3,092	4.1	859
Total medium/long-term liabilities	**31,436**	**33.0**	**27,383**	**36.3**	**4,053**
Total liabilities	**63,994**	**67.1**	**49,216**	**65.2**	**14,778**
Total shareholders' equity	**31,366**	**32.9**	**26,310**	**34.8**	**5,056**
Total liabilities and shareholders' equity	**95,360**	**100.0**	**75,526**	**100.0**	**19,834**

Short-term assets at 31 December 2000 totalled 21,985 million euro compared to 15,856 million at 31 December 1999.

The net rise of 1,996 million in short-term operating assets referred to the Telecom Italia Group for 1,789 million, of which prepaid expenses of 751 million euro in respect of the premium paid for deferment of the put option on Seat Pagine Gialle formerly held by Huit II, and 715 million for receivables due from the tax authorities and securities in the trading portfolio.

The rise of 207 million for the other Olivetti Group companies related in the main to marketable securities intended to be sold.

Financial resources increased by 4,133 million, of which 2,455 relating to the Telecom Italia Group (increase of 1,381 million in liquid funds and 957 million in financial receivables relating in the main to Telecom Italia security-lending operations).

The increase for the other Olivetti Group companies (1,678 million) arose for 1,256 million from a rise of 373 million in liquid funds and financial accruals and deferrals, of which 325 million euro in respect of the redemption premium on the 2000-2005 bond issued in 2000 by Tecnost International N.V. (now



Olivetti Finance N.V.) and convertible in Telecom Italia shares, which was classified under debt at 31 December 2000, with deferral of the amount not relating to 2000.
Medium/long-term assets at 31 December 2000 totalled 73,375 million euro compared to 59,670 million at 31 December 1999.
The net rise of 11,596 million euro in intangible fixed assets included 13,406 million for the Telecom Italia Group in relation to the change in the consolidation area for 1,367 million, goodwill arising on acquisitions of subsidiary companies for 9,109 million and purchases of licences (UMTS and PCS 1900 in Peru) for 2,614 million.
The decrease in intangible fixed assets recorded by the other Olivetti Group companies (1,810 million) arose from the decrease in goodwill on the acquisition of Telecom Italia, mainly as a result of amortisation.
Tangible fixed assets were almost unchanged (-89 million, of which -83 million for the Telecom Italia Group).
Other medium/long-term assets (mainly financial fixed assets) rose by 2,224 million euro, of which 1,967 million for the Telecom Italia Group largely as a result of the acquisition of 104,978,070 own savings shares for an amount equivalent to 662 million euro, equity investments (GLB Serviços Interativos) and the formation of IS TIM, which was awarded the third GSM 1800 licence in Turkey (307 million).
The residual increase of 257 million reflected 391 million for 211,931,328 Olivetti shares acquired by Olivetti International in exchange for its Tecnost shares in connection with the merger of Tecnost with the parent company, offset in part by a net decrease of 134 million euro.
Short-term liabilities amounted to 32,558 million euro at 31 December 2000, compared to 21,833 million at 31 December 1999, an increase of 10,725 million.
The rise of 11,058 million euro in financial short-term liabilities referred for 10,247 million to the Telecom Italia Group, mainly as a result of the change in the consolidation area and borrowings to finance the year's equity investment acquisitions.
The decrease of 333 million in other liabilities included a 711 million reversal of parent-company current tax payables (following the decision to spread taxation of the capital gain arising on the 1999 sale of the equity investment in OliMan Holding B.V. and the consequent formation of the reserve for deferred taxes), offset by a net increase of 378 million (of which 214 million for the Telecom Italia Group).
Medium/long-term liabilities rose by 4,053 million euro, of which 3,187 million attributable to the Telecom Italia Group.
The rise of 859 million in medium/long-term non-financial liabilities (85 million relating to the Telecom Italia Group) related to the other Olivetti Group companies for 774 million, of which 825 million for the reserve for deferred taxes, offset in part by the decrease in the reserves for employee termination indemnities and pensions.
Medium/long-term debt rose by 3,194 million euro, of which 3,102 for the Telecom Italia Group, as follows:

- 868 million for Telecom Italia securities loans;
- 351 million for the residual amount due to the Ministry of Communications for acquisition of the UMTS licence;
- 554 million for financial lease payables due to Teleleasing following the elimination of Teleleasing from the consolidation area;
- 1,421 million for increased bond loans and other items.

Capital invested at 31 December 2000 and related funding is illustrated in the table below:

(in millions of euro)	31.12.2000	%	31.12.1999	%	Change
Short-term operating assets	14,426		12,430		1,996
Short-term operating liabilities	(14,957)		(15,290)		333
Operating working capital	(531)	(0.7)	(2,860)	(5.0)	2,329
Intangible fixed assets	39,640	54.4	28,044	49.4	11,596
Tangible fixed assets	23,776	32.6	23,865	42.0	(89)
Other assets	9,956	13.7	7,732	13.6	2,224
Capital invested (A)	**72,841**	**100.0**	**56,781**	**100.0**	**16,060**
Medium/long-term non financial liabilities	3,951	5.5	3,092	5.4	859
Minority interests	17,510	24.0	16,761	29.6	749
Group shareholders' equity	13,856	19.0	9,549	16.8	4,307
Total non financial sources (B)	**35,317**	**48.5**	**29,402**	**51.8**	**5,915**
Net financial indebtedness (A–B)	**37,524**	**51.5**	**27,379**	**48.2**	**10,145**

Capital invested at 31 December 2000 totalled 72,841 million euro, an increase of 16,060 million from 31 December 1999, of which 13,731 million from the increase in fixed assets and 2,329 million from the rise in operating working capital, described in detail above.

The 16,060 million euro increase in capital invested was funded by an increase of 10,145 million in debt and by an increase of 5,915 million in non-financial sources, of which 5,056 million from total shareholders' equity.

The 4,307 million euro rise in Group shareholders' equity arose mainly from share-capital increases for a total of 2,040 million (of which 1,999 million reserved for Tecnost minority shareholders in respect of Tecnost net assets amalgamated by the Parent Company following the merger), from the share exchange surplus relating to the merger of Tecnost for an original amount of 2,580 million euro, from the effect of the conversion of TIM savings shares (for the share relating to the Group) for 641 million, from other net increases for 151 million, offset in part by the loss for the year of 940 million and the dividend payout of 165 million euro.

Minority shareholders' equity rose by 749 million euro as a result of the share of the year's earnings for 1,941 million, offset by negative net movements of 1,192 million, mainly related to the merger of Tecnost (formerly a shareholder of Telecom Italia) into and with Olivetti S.p.A.



Net financial indebtedness at 31 December 2000 totalled 37,524 million euro compared to 27,379 million at the end of 1999.

(in millions of euro)	31.12.2000 Telecom Italia Group	31.12.2000 Other companies	31.12.2000 Total (A)	31.12.1999 Telecom Italia Group	31.12.1999 Other companies	31.12.1999 Total (B)	Total changes (A–B)
Current portion of medium/long term debt	1.622	1.128	2.750	1.292	232	1.524	1.226
Short-term bank loans and amounts due to other providers of finance	13.484	692	14.176	3.677	799	4.476	9.700
Financial indebtedness due to group companies	29	–	– (*)	–	–	–	–
Interest accruals and deferrals	196	479	675	115	428	543	132
Financial resources	(3.324)	(2.356)	(5.680)	(1.943)	(1.100)	(3.043)	(2.637)
Financial receivables	(1.106)	(104)	(1.210)	(149)	(55)	(204)	(1.006)
Financial receivables due from group companies	–	(29)	– (*)	–	–	–	–
Interest accruals and prepayments	(137)	(532)	(669)	(20)	(159)	(179)	(490)
Total short-term net financial indebtedness (A)	**10.764**	**(722)**	**10.042**	**2.972**	**145**	**3.117**	**6.925**
Medium/long-term bonds and other debt	8.268	19.217	27.485	5.166	19.125	24.291	3.194
Medium/long-term financial receivables and marketable securities	(3)	–	(3)	–	(29)	(29)	26
Total medium/long-term net financial indebtedness (B)	**8.265**	**19.217**	**27.482**	**5.166**	**19.096**	**24.262**	**3.220**
Total net financial indebtedness (A+B)	**19.029**	**18.495**	**37.524**	**8.138**	**19.241**	**27.379**	**10.145**

(*) after elimination of intercompany balances

916

Net financial indebtedness rose by 10,145 million as follows:

(in millions of euro)	Year 2000
Telecom Italia Group	
Acquisition of the equity investment in Seat Pagine Gialle	6,417
Acquisition of the equity investment in GLB Serviços Interativos	871
Other acquisitions of foreign equity investments	2,354
Acquisition of UMTS licence	2,417
Buy-back of Telecom Italia S.p.A. savings shares	662
Payment of dividends:	
to controlling company	888
to third parties	2,161
Changes in the consolidation area	3,248
Conversion of TIM savings shares	(4,169)
Proceeds from the disposal of group fixed assets	(4,413)
Other changes, net	455
Net financial requirement of Telecom Italia Group	**10,891**
Other companies	
Extraordinary proceeds	(2,095)
Extraordinary payments	1,031
Proceeds from dividends paid by Telecom Italia S.p.A.	(888)
Financial charges and other changes, net	1,206
Net financial surplus of other companies	**(746)**
Total net financial requirement	**10,145**

Extraordinary proceeds at the other Olivetti Group companies, totalling 2,095 million euro, mainly consisted of 906 million euro from the sale on the market of Telecom Italia shares, proceeds of 775 million from the transfer of tax credits to the Telecom Italia Group, 133 million from the collection of tax receivables from Mediofactoring (to whom the receivables were ceded in 1999), and proceeds of 32 million euro and 37 million euro from the sale of the equity investments in, respectively, O.i.S. S.p.A. and ARM Holdings PLC.

Payments by the other companies in the Olivetti Group consisted mainly of 165 million euro for the dividend payout by the Parent Company Olivetti S.p.A., 81 million euro for the purchase of 4.98% of Cirsa Business Corp. S.A., 27 million euro for the acquisition by Olivetti S.p.A. of 45% of Logicasiel (now Webegg S.p.A.) from Logica Ltd., 336 million euro for the purchase of Telecom Italia shares on the market and 30 million euro for subscription of the Mediobanca share-capital increase.

***

917

A number of major financial operations were launched in 2000.

• On 4 October, the Extraordinary Shareholders' Meetings of Olivetti S.p.A. and Tecnost S.p.A. approved the merger operation, which became effective as from 31 December 2000, following fulfilment of all the necessary conditions by the end of 2000.
The interests of holders of bonds issued by Olivetti and Tecnost subsidiaries (Olivetti International N.V., Tecnost International N.V., Tecnost International Finance N.V.) were safeguarded with a credit protection package, which is described in detail below

• On 4 July 2000, the Olivetti Extraordinary Shareholders' Meeting approved a free share-capital increase through the use of reserves, raising the par value of all shares from 1,000 lire to 1,936.27 lire (the equivalent of 1 euro), and the simultaneous re-denomination of share capital in euro.
The meeting also approved the conversion at par, not before tear-off of the relevant coupon, of preferred and savings shares into an equal number of common shares, with dividend entitlement rights from 1 January 2000.

• In August, the Wiretel company made a Public Tender Offer for Sirti S.p.A.
Telecom Italia, which held a 49.09% stake in Sirti S.p.A., tendered its shares.

• On 10 August, the Telecom Italia Extraordinary Shareholders' Meeting approved the partial split-up of the company through the transfer to Seat of 3,348,922 Tin.it S.p.A. common shares (the equivalent of an 8.168% equity investment) held by Telecom Italia.

• On 11 August 2000, Telecom Italia was granted a new credit line for a total of 13 billion euro to finance a series of major operations including the acquisition of Seat shares, the acquisition of 30% of Globo.com and part of the outlay required to purchase the GSM mobile communications operating licence in Turkey. Telecom Italia will pay interest of 0.45% above Euribor on the credit line.

• In August, Olivetti Tecnost (formerly Olivetti Lexikon) obtained a syndicated loan for an amount totalling 240 billion lire (approximately 124 million euro), for approximately 18 months. The operation, taken up by leading Italian banks, was lead managed by Monte dei Paschi di Siena, with Caretti e Associati acting as financial advisors. It has a margin of 31 basis points above Euribor. The new funds will give Olivetti Tecnost greater financial independence and flexibility and will be used to finance growth, new initiatives and investments in the ink-jet area.

• In September, Olivetti and Tecnost drew up a credit protection package to safeguard the interests of the holders of bonds issued by Olivetti and Tecnost subsidiaries. The package consists of a system of coupon adjustments in respect of the credit ratings of the following bonds:
- Tecnost International NV 1999-2004 floating rate notes for 9.44 billion euro (now 7.3 billion euro)
- Tecnost International Finance NV 5 3/8% 1999-2004 for 4.5 billion euro
- Tecnost International Finance NV 6 1/8% 1999-2009 for 1.75 billion euro
- Tecnost International Finance NV 5% 1999-2029 for 20 billion yen

918

- Olivetti International NV 5.875% 1998-2003 for 700 million euro
- Olivetti International NV 5% 1999-2009 for 1.5 billion euro

The credit protection package will remain in effect until the minimum rating of the merging company returns to an A3 rating (Moody's) and the equivalent A- (Standard & Poor's).

The coupons will be increased in the event of a rating downgrade and reduced in the event of an upgrade, with the proviso that interest (or spread over Euribor for the floating rate notes) may never be reduced below the rate set at the time of issue.

The Extraordinary Shareholders' Meeting of 10 October 2000 approved the proposal of the TIM Board of Directors of 26 July 2000 for the voluntary conversion of savings shares into an equal number of common shares against payment of 3.7 euro per share. The operation raised proceeds of over 5 billion euro.

• On 3 November 2000 the bond convertible into Telecom Italia common shares launched on 28 September by Tecnost International NV was largely oversubscribed.

The issue conditions are as follows:

Issuer:	Tecnost International NV
Underwriter:	Tecnost and Olivetti
Amount:	2,500 million euro
Maturity:	5 years
Coupon:	1% annual
Issue price:	at par (100%)
Redemption price:	113.41% of the issue price
Yield on maturity:	3.5% annual
Actual conversion price on maturity:	17.50 euro per Telecom Italia share equivalent to a conversion premium of 45.60% in respect of the price at the time of the launch (12.02 euro)

If all bond conversion rights are exercised, a total of 161,983,500 Telecom Italia common shares, representing 3.08% of common capital, will be subscribed. The bonds have been admitted for trading on the Luxembourg stock exchange.

At the end of November 2000, the loan exchange property relating to the assignment of Seat shares to Telecom Italia shareholders, which is described later in this report, was modified and now consists of 164,218,675 Telecom Italia common shares representing 3.12% of common capital. This means that a bondholder converting a bond with a par value of 1,000 euro is now entitled to receive 65.68747 Telecom Italia common shares, compared to 64.7934 shares as originally planned at the time of issue.

The operation was organised for the purpose of refinancing previous bond issues, in part through the purchase of securities on the open market.

In this connection, on 19 December 2000, Tecnost International NV announced the purchase of 1999-2004 floating rate notes on the market for 2,143.6 million euro.

On 29 December 2000 the Parent Company cancelled these securities.

219

• At a meeting on 18 December 2000, the Board of Directors availed themselves of the powers granted by the Extraordinary Shareholders' Meeting of 7 April 1999 to pass the following resolutions:
1) a share-capital increase for a maximum par amount of 357,184,480 euro through the issue of a maximum of 357,184,480 common shares at 1 euro par value per share, with regular dividend entitlement rights, with a share premium of between 1.6 euro and 2.2 euro per share, to be offered to Olivetti common shareholders and holders of bonds of the series "Olivetti 1998-2002 floating rate notes convertible into common shares" at a rate of 5 new shares for every 100 shares and/or Olivetti 2002 bonds held. Each share will bear an "Olivetti 2001-2002 common share warrant" giving the right to subscribe for one additional common share as per point 3) below for every 2 warrants exercised, at a price of between 2 euro and 2.6 euro per share, including a share premium of between 1 euro and 1.6 euro;
2) issue of a convertible bond loan designated "Olivetti 1.5% 2001-2004 convertible bonds with redemption premium" for a maximum par value of 1,600,186,470.40 euro, comprising a maximum of 500,058,272 bonds with a par value per bond of between 2.6 euro and 3.2 euro convertible into common shares on a one-to-one basis. The bonds will be offered at par to Olivetti common shareholders and holders of Olivetti 2002 bonds at a rate of 7 bonds for every 100 shares and/or Olivetti 2002 bonds held. The bonds will be redeemed on a single-payment basis on maturity (1 January 2004), at between 4% and 6% of their nominal value above par;
3) an additional share-capital increase for a maximum nominal amount of 678,650,512 euro through the issue in one or more tranches of a maximum of 678,650,512 common shares at 1 euro par value per share, with regular dividend entitlement rights, comprising a maximum of 178,592,240 shares reserved exclusively and irrevocably to service the exercise of warrants as at point 1) above, and a maximum of 500,058,272 shares reserved exclusively and irrevocably to service the conversion of bonds as at point 2) above.
The final issue price of the shares as at point 1), the exercise price of the warrants, the par value and redemption premium of the bonds were determined by the Parent Company Directors at a meeting on 9 February 2001, at, respectively, 2.6 euro for the shares, 2 euro for the exercise of the warrants and 5.07759% for the bond redemption premium.

920

Information by sector (CONSOB communication no. 98084143)

A) Information by business sector

The consolidated statement of income set out on the following pages shows the results of the operating companies for consolidation purposes. These results differ from those appearing in the companies' respective statutory accounts. The principal consolidation adjustments are the elimination of intercompany gains and depreciation charges on assets transferred within the Group, the reversal of tax-related entries made largely in respect of depreciation, the valuation of equity investments (equity investments in controlled companies, by definition, appear in the consolidated accounts as the appropriate portion of the company's net equity used for consolidation purposes) and other adjustments made to align the results of the individual companies with the accounting policies adopted by the Group.
The reclassified consolidated balance sheet by company is also set out on the following pages.

Olivetti Group
Income Statement for the year 2000 by company

(in millions of euro)	Olivetti S.p.A.	Tecnost S.p.A. before the merger	Finance companies	Olivetti Multiservices
Third party revenues				55.2
Revenues from Olivetti Group companies				17.5
Total net revenues				72.7
Operating costs:				
Labour	(11.9)	(0.2)	(2.0)	(13.6)
Materials and services	(15.7)	(6.7)	(1.9)	(43.5)
Grants				
Depreciation of tangible assets	(0.8)		(0.1)	(8.9)
Amortisation of intangible assets:				
Consolidation goodwill	(334.2)	(988.8)	(1.1)	
Others	(25.6)	(8.3)	(2.1)	(0.3)
Value adjustments and provision for risks and charges	(25.8)		(124.0)	(0.7)
Other (costs) and income, net	4.1	0.4	0.1	(1.1)
Result before non recurring income and charges, interest and taxes	**(409.9)**	**(1,003.6)**	**(131.1)**	**4.6**
Gains from disposals and other non recurring income	15.7	159.7	88.8	2.7
Non recurring charges	(27.7)	(4.0)	(3.6)	(2.2)
EBIT	**(421.9)**	**(847.9)**	**(45.9)**	**5.1**
Income from equity investments	541.7	1.9	67.0	
Other charges and financial income, net	(366.2)	(759.4)	62.0	(3.9)
Value adjustments to financial assets			(47.0)	
Result before taxes and minority interests	**(246.4)**	**(1,605.4)**	**36.1**	**1.2**
Taxes	(111.2)	(170.4)	(22.9)	(1.2)
Minority interests		481.3	(11.3)	
Net income for the year for consolidation purposes	**(357.6)**	**(1,294.5)**	**1.9**	**0.0**

922

Olivetti Tecnost Group										
ex Olivetti Lexikon		Tecnost Sistemi		Webegg Group		Telecom Italia Group		Consolidation adjustments	Total Group	
1,015.8		104.2		29.5		28,911.0			30,115.7	
9.7		0.5		31.3				(59.0)		
1,025.5	100.0	104.7	100.0	60.8	100.0	28,911.0	100.0	(59.0)	30,115.7	100.0
(145.4)	(14.2)	(21.5)	(20.5)	(19.9)	(32.7)	(5,004.7)	(17.3)		(5,219.2)	(17.3)
(845.9)	(82.5)	(48.4)	(46.2)	(32.7)	(53.8)	(10,809.5)	(37.4)	59.0	(11,745.3)	(39.0)
0.9	0.1	0.2	0.2			20.2	0.1		21.3	0.1
(34.3)	(3.3)	(2.4)	(2.3)	(0.5)	(0.8)	(4,514.1)	(15.6)		(4,561.1)	(15.1)
						(88.0)	(0.3)	(0.6)	(1,412.7)	(4.7)
(8.4)	(0.8)	(1.9)	(1.8)	(0.9)	(1.5)	(934.3)	(3.2)		(981.8)	(3.3)
(11.1)	(1.1)	(10.7)	(10.2)	(0.2)	(0.3)	(682.5)	(2.4)		(855.0)	(2.9)
(5.7)	(0.6)	1.9	1.8			18.5	0.1	(8.9)	9.3	0.0
(24.4)	**(2.4)**	**21.9**	**21.0**	**6.6**	**10.9**	**6,916.6**	**24.0**	**(9.5)**	**5,371.2**	**17.8**
59.2	5.8					1,379.1	4.7		1,705.2	5.7
(31.9)	(3.1)	(0.9)	(0.9)	(0.5)	(0.8)	(1,542.4)	(5.3)		(1,613.2)	(5.4)
2.9	**0.3**	**21.0**	**20.1**	**6.1**	**10.1**	**6,753.3**	**23.4**	**(9.5)**	**5,463.2**	**18.1**
2.1	0.2					302.2	1.0		914.9	3.0
(8.6)	(0.8)	2.2	2.1	0.8	1.3	(766.8)	(2.7)	8.9	(1,831.0)	(6.0)
(0.1)	0.0	(0.1)	(0.1)	(0.2)	(0.3)	(1,158.9)	(4.0)		(1,206.3)	(4.0)
(3.7)	**(0.3)**	**23.1**	**22.1**	**6.7**	**11.1**	**5,129.8**	**17.7**	**(0.6)**	**3,340.8**	**11.1**
12.8	1.2	0.2	0.2	(2.3)	(3.8)	(2,045.0)	(7.0)		(2,340.0)	(7.8)
(8.9)	(0.9)			(0.5)	(0.8)	(2,400.9)	(8.3)		(1,940.3)	(6.4)
0.2	**0.0**	**23.3**	**22.3**	**3.9**	**6.5**	**683.9**	**2.4**	**(0.6)**	**(939.5)**	**(3.1)**

Balance Sheet as of 31 December 2000 by company

(in millions of euro)	Olivetti S.p.A.	Finance companies	Olivetti Multiservices	Olivetti Tecnost Group
Assets				
Short-term assets	3,041	3,649	72	896
Medium/long terrm assets:				
intangible	158	10	1	32
tangible	2		241	105
others	30,936	15,995	1	17
TOTAL ASSETS	34,137	19,654	315	1,050
Liabilities				
Short-term liabilities	3,691	676	110	522
Medium/long-term liabilities	16,509	18,825	35	259
TOTAL LIABILITIES	20,200	19,501	145	781
TOTAL SHAREHOLDERS' EQUITY	13,937	153	170	269
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	34,137	19,654	315	1,050

928

Webegg Group	Telecom Italia Group	Consolidation adjustments	Total Group
88	16,994	(2,755)	21,985
4	15,275	24,160	39,640
1	23,426	1	23,776
7	9,321	(46,318)	9,959
100	**65,016**	**(24,912)**	**95,360**
30	29,391	(1,862)	32,558
4	11,308	(15,504)	31,436
34	**40,699**	**(17,366)**	**63,994**
66	**24,317**	**(7,546)**	**31,366**
100	**65,016**	**(24,912)**	**95,360**

925

Analysis of capital invested and net financial position as of 31 December 2000 by company

(in millions of euro)	Olivetti S.p.A.	Finance companies	Olivetti Multiservices	Olivetti Tecnost Group
Inventories			20	223
Third party receivables, net	2		18	320
Other assets	2,039	208	21	146
Short-term operating assets	2,041	208	59	689
Third party trade payables	28		22	257
Other liabilities	352	197	15	137
Short-term operating liabilities	380	197	37	394
Operating working capital	**1,661**	**11**	**22**	**295**
Medium/long-term assets:				
intangible	158	10	1	32
tangible	2		241	105
others	30,936	490	1	17
A) CAPITAL INVESTED	**32,757**	**511**	**265**	**449**
Medium/long-term non-financial liabilities	829		7	70
Total shareholders' equity	13,937	153	170	269
B) TOTAL NON FINANCIAL SOURCES	**14,766**	**153**	**177**	**339**
C) NET FINANCIAL INDEBTEDNESS (RESOURCES) (A–B)	**17,991**	**358**	**88**	**110**

926

Webegg Group	Telecom Italia Group	Consolidation adjustments	Total Group
	725		968
20	8,259		8,619
16	3,443	(1,034)	4,839
36	12,427	(1,034)	14,426
19	6,976	(14)	7,288
11	7,084	(127)	7,669
30	14,060	(141)	14,957
6	**(1,633)**	**(893)**	**(531)**
4	15,275	24,160	39,640
1	23,426	1	23,776
7	9,318	(30,813)	9,956
18	**46,386**	**(7,545)**	**72,841**
4	3,040	1	3,951
66	24,317	(7,546)	31,366
70	**27,357**	**(7,545)**	**35,317**
(52)	**19,029**		**37,524**

a27

B) Other information

It should be noted that:

• intercompany transactions between different business sectors or geographical areas are executed at market prices and eliminated during consolidation;

• a description of the types of products offered and services provided appears in the first half of this Report on Operations.

"Introduction of the euro" disclosure (CONSOB communication no. 98083971)

In 2000, the Telecom Italia Group unit that monitors and co-ordinates activities for the introduction of the new currency continued the operations begun in 1999, both within the Group and with regard to external relations.

Telecom Italia drew up a timetable for the final phase:

• adjustments to information systems to be completed by the end of the third quarter of 2001;

• formulation, realisation and testing of contingency plans to be completed by the end of December 2001;

• independent verification and validation of key corporate systems using suppliers, methodologies and tools other than those adopted in the adjustment phase, in order to identify any problems in time for the necessary corrections to be made.

The intranet site on the euro, which may be consulted by all Telecom Italia group companies, was completely renewed and transformed into a continuously updated portal on the single currency.

With regard to external communications, the following initiatives took place:

• conclusion of the "Eurologo" campaign promoted by the "Euro Committee "of the Italian Treasury, in which Telecom Italia and TIM shops took part;

• direct participation in the "Provincial Euro Committees" set up by nine of Italy's most economically and socially representative provinces;

• courses on the new currency as part of training for personnel using the SAP system;

• participation together with other major Italian companies (Alitalia, Agip Petroli, Banca di Roma, Enel), in the Focus Group on the new European currency organised by Gartner Group;

• at the request of the Unioncamere, organisation of five training seminars for future trainers (tutor cascade system) and for retailers in 50 areas.

With regard to the other Olivetti Group companies included in the consolidation, activities for the introduction of the euro as the currency of account are nearing completion.

The expenses sustained by the Olivetti Group for the introduction of the euro amounted to approximately 8 million euro. For the most part, they were charged to income as production costs since they concern services provided for information system adjustments and upgrades.



The Parent Company, Olivetti S.p.A.

Olivetti S.p.A. is a holding company for operations mainly in the fixed and mobile telecommunications sector through its equity investment in the Telecom Italia Group, acquired as a result of the Public Tender Offer completed in June 1999, and through controlling equity investments in other industries including office and Internet products and services (Olivetti Lexikon S.p.A., which recently changed its name to Olivetti Tecnost S.p.A. following the merger of Tecnost Sistemi S.p.A.), Internet services (Webegg group), services and facilities management (Olivetti Multiservices S.p.A.) and gaming management (Lottomatica S.p.A.).
During 2000, Tecnost S.p.A., a holding company in which Olivetti held 69.67% and other Group companies 3.21%, was merged into and with Olivetti S.p.A.
The operation began on 4 July 2000 with the approval by the Boards of Directors of Tecnost and Olivetti of the Merger Plan formulated to simplify the structure of the Olivetti Group in line with market expectations. On 4 October, the Extraordinary Shareholders' Meetings of the two companies approved the operation, which became effective as from 31 December 2000. For accounting purposes, the merger was effective as from 1 October, as illustrated below.
The share exchange ratio, based on the two companies' balance sheets as of 30 April 2000, was set at 1.12 Olivetti shares for each Tecnost share with a par value per share of 1 euro, corresponding to an integer multiple of 28 Olivetti shares for 25 Tecnost shares.
Olivetti executed the merger by nullifying without exchange the Tecnost shares and Tecnost warrants (subsequently re-denominated Olivetti ex Tecnost warrants) in its possession and simultaneously raising share capital to service the share exchange through issuance of 1,999,439,092 Olivetti shares with a par value of 1 euro per share and dividend entitlement from 1 January 2000. An additional 153,848,296 Olivetti shares were reserved to service the Olivetti ex Tecnost warrants (exercisable at a rate of 28 Olivetti shares for every 25 ex Tecnost warrants).
Tecnost operations until 30 September 2000 were charged to the Tecnost statement of income; the same date was used for determination of Tecnost income taxes pursuant to art. 123, par 7 of Presidential Decree no. 917/1986. The operations of the merged company as from 1 October 2000 were charged to Olivetti S.p.A. income.
To permit significant comparison with 1999, the main effects of the merger on operations and balance sheet are disclosed separately.

* * *

Olivetti closed financial 2000 with net income of 870 million euro, compared to net income of 2,832 million euro in 1999, which included the non-recurring income from the sale of OliMan Holding B.V., set against equity investment writedowns to enable the company to take advantage of tax benefits for which it would not otherwise have been eligible.
Capital expenditure for 2000 totalled 258 million euro (17,241 million in 1999), of which 257 million related to equity investments.
Expenditure on equity investments of 257 million euro comprised:
• 186 million euro for acquisitions, of which 129 million for Tecnost Sistemi S.p.A., 27 million for Webegg S.p.A. and 30 million for Mediobanca S.p.A.;

• 71 million euro for subscription of share capital increases, of which 53 million for Olivetti Tecnost S.p.A. (formerly Olivetti Lexikon S.p.A.), 16 million for Webegg S.p.A. and 2 million for other equity investments.

At 31 December 2000, Parent Company shareholders' equity amounted to 13,937 million euro (7,454 million euro at 31 December 1999) and net financial indebtedness was 17,991 million euro (2,059 million at 31 December 1999). The increases of 6,483 million and 15,932 million, respectively, were both largely due to the merger of Tecnost S.p.A., as illustrated in detail later in this report.

Business performance for 2000 is reflected in the income statement below, reclassified in compliance with the Consob model for industrial holding companies pursuant to communication no. 94001437 of 23 February 1994. In order to provide a basis for comparison with the figures for 1999, the post-merger results, i.e., for the fourth quarter of 2000, are disclosed separately:

	Year 2000					
(in millions of euro)	results before merger (a)	results following the merger (b)	Total (c)	Year 1999 (d)	Changes (a–d)	(c–d)
Financial income and charges						
1. Income from equity investments	19	1,414	1,433	17	2	1,416
2. Other financial income	37	5	42	64	(27)	(22)
3. Interest and other financial charges	(156)	(252)	(408)	(153)	(3)	(255)
Total financial income and charges	**(100)**	**1,167**	**1,067**	**(72)**	**(28)**	**1,139**
Value adjustments to financial assets						
4. Equity investments revaluation	-	-	-	-	-	-
5. Equity investments write-downs	(10)	-	(10)	(2,397)	2,387	2,387
Total value adjustments to financial assets	**(10)**	**-**	**(10)**	**(2,397)**	**2,387**	**2,387**
6. Other income from operations	**17**	**-**	**17**	**17**	**-**	**-**
Other costs from operations						
7. Non-financial services received	(47)	(2)	(49)	(41)	(6)	(8)
8. Leases and rentals	(2)	-	(2)	(4)	2	2
9. Payroll	(12)	-	(12)	(22)	10	10
10. Depreciations, amortisations and write-downs	(32)	(4)	(36)	(39)	7	3
11. Provision for risks	(15)	-	(15)	(175)	160	160
12. Other operational expenses	(4)	-	(4)	(72)	68	68
Total other costs from operations	**(112)**	**(6)**	**(118)**	**(353)**	**241**	**235**
Result from ordinary operations	**(205)**	**1,161**	**956**	**(2,805)**	**2,600**	**3,761**
Extraordinary income and charges						
13. Income	27	-	27	6,925	(6,898)	(6,898)
14. Charges	(2)	-	(2)	(527)	525	525
Extraordinary income	**25**	**-**	**25**	**6,398**	**(6,373)**	**(6,373)**
Result before taxation	**(180)**	**1,161**	**981**	**3,593**	**(3,773)**	**(2,612)**
15. Taxation			(111)	(761)		650
Net income for the year			**870**	**2,832**		**(1,962)**

a30

The year's ordinary operations closed with income of 956 million euro, which included income of 1,161 million in respect of Tecnost fourth-quarter operations, offset in part by a loss of 205 million for Olivetti operations (a loss of 2,805 million in 1999).
This result comprised:

- 1,475 million euro of financial income, of which 56 million for Olivetti operations (81 million in 1999) and 1,419 million from the effect of the Tecnost merger, including 1,414 million of dividends from Telecom Italia (recorded on accrual) with the relative tax credit and 5 million of interest income on current accounts.
  Financial income at Olivetti comprised:
  - 19 million euro of dividends and tax credits (15 million from Lottomatica, 3 million from Mediobanca and 1 million from other companies), an increase of 2 million euro from 1999;
  - 37 million euro of other financial income (64 million in 1999) of which:
    - 9 million from securities and repurchase agreements held as current assets (consisting largely of government securities), down 8 million from 1999 as a result of the downsizing of the securities portfolio;
    - 3 million of interest income from subsidiary companies (on borrowings and interest-bearing current accounts), down 14 million from 1999 mainly as a result of changes in Olivetti S.p.A.'s financial position in relation to O.F.I. and Tecnost (before merger);
    - 10 million of interest income on bank current accounts, up 4 million from 1999 as a result of the increase in liquid funds;
    - 9 million of interest income on receivables from the tax authorities following advance payment of income taxes for financial 2000;
    - 2 million of exchange rate gains;
    - 4 million of other income.
- 408 million euro of interest expense and other financial charges, of which 156 million for Olivetti operations, compared with 153 million in 1999.
  Financial charges for the Parent Company comprised:
  - 93 million euro relating to borrowings and current accounts in respect of subsidiary companies (54 million in 1999), of which 81 million to Olivetti Holding B.V. and 9 million to O.F.I., with an overall increase of 39 million due largely to the difference in the accrual period (the full year in 2000 and the last six months in 1999);
  - 14 million on bond loans (12 million in 1999);
  - 23 million on medium/long-term borrowings (15 million in 1999);
  - 8 million of exchange rate losses (20 million in 1999);
  - 6 million from use of bank credit lines (6 million in 1999);
  - 12 million on other financial operations (46 million in 1999).

  Financial charges in respect of the Tecnost merger totalled 252 million euro. They included 238 million on 14,100 million euro loans granted to Tecnost by Olivetti Finance N.V. (formerly Tecnost International N.V.).
- 10 million euro for writedowns of equity investments in subsidiary companies (2,397 million in 1999, including 2,071 million relating to Tecnost and 100 million relating to Olivetti International; in both cases, the writedowns were made to take advantage of tax benefits for which the company would not otherwise have been eligible).

931

- 17 million euro of other income from operations (17 million in 1999), consisting mainly of revenues from Group companies.
- 118 million euro of other costs of operations (353 million in 1999), including 112 million for Olivetti and 6 million for the last quarter at Tecnost.
  Specifically, the costs relating to Olivetti comprised:
  - 47 million for non-financial services (41 million in 1999);
  - 21 million for depreciation and amortisation (21 million in 1999), comprising:
    * 20 million in respect of intangible assets (20 million in 1999);
    * 1 million in respect of tangible fixed assets (1 million in 1999);
  - 11 million for writedowns of receivables (18 million in 1999);
  - 15 million for provisions to the reserve for future risks and charges, mainly in respect of sold equity investments (175 million in 1999, including 88 million for commitments to Mannesmann in relation to the sale of OliMan Holding B.V., in the event of Bell Atlantic exercising its option to purchase Omnitel Sistemi Radiocellulari shares at a pre-determined price, and 75 million for possible future charges arising from the 1999 public tender offer on CCIL);
  - 12 million for payroll costs (22 million in 1999);
  - 4 million for other operating charges (72 million in 1999);
  - 2 million for leases and rentals (4 million in 1999).

  Other costs of operations at Tecnost totalled 6 million euro, consisting of 2 million for non-financial services and 4 million for amortisation of intangible fixed assets.

Extraordinary operations generated net income of 25 million euro (6,398 million in 1999), relating entirely to Olivetti and consisting of income of 27 million and charges of 2 million.
Income consisted of 18 million euro of capital gains from disposals (including 14 million from the contribution of the equity investment in Tecnost Sistemi to Olivetti Tecnost (formerly Olivetti Lexikon) and approximately 4 million from the contribution of the equity investment in Telemedia Applicazioni to Webegg) and 9 million of other income and sundry income (of which approximately 3 million for reimbursement of higher taxes paid abroad in previous years by subsidiary companies that were sold).
In 1999, non-recurring income totalled approximately 6,925 million euro, and included capital gains from disposals of 6,907 million (6,892 million arising from the sale of the controlling stake in OliMan Holding B.V. to Mannesmann) and other income of 18 million.

After providing income taxes totalling 111 million euro, net income was 870 million euro (income of 2,832 million in 1999).

The **balance sheet** of Olivetti S.p.A. at 31 December 2000 is laid out below:

(in millions of euro)	31.12.2000	%	31.12.1999	%	Changes
Short-term assets					
Financial resources	1,000	2.9	416	3.8	584
Operating assets	2,041	6.0	279	2.6	1,762
Total short-term assets	**3,041**	**8.9**	**695**	**6.4**	**2,346**
Medium/long-term assets					
Equity investments	30,881	90.5	10,050	92.1	20,831
Other assets	216	0.6	171	1.5	45
Total medium/long-term assets	**31,097**	**91.1**	**10,221**	**93.6**	**20,876**
Total assets	**34,138**	**100.0**	**10,916**	**100.0**	**23,222**
Short-term liabilities					
Short-term debt	1,841	5.4	372	3.4	1,469
Operating liabilities	1,206	3.5	981	9.0	225
Total short-term liabilities	**3,047**	**8.9**	**1,353**	**12.4**	**1,694**
Medium/long-term liabilities					
Medium/long term debt	17,150	50.3	2,103	19.2	15,047
Other medium/long term liabilities	4	-	6	0.1	(2)
Total medium/long-term liabilities	**17,154**	**50.3**	**2,109**	**19.3**	**15,045**
Total liabilities	**20,201**	**59.2**	**3,462**	**31.7**	**16,739**
Shareholders' equity	**13,937**	**40.8**	**7,454**	**68.3**	**6,483**
Total liabilities and shareholders' equity	**34,138**	**100.0**	**10,916**	**100.0**	**23,222**

Short-term assets at 31 December 2000 totalled 3,041 million euro, an increase of 2,346 million compared to 695 million at 31 December 1999. This reflected a rise of 1,762 million in operating assets, of which 1,414 million related to dividends receivable from Telecom Italia and the relative tax credit, which are recorded on accrual.

Medium/long-term assets at 31 December 2000 totalled 31,097 million euro compared to 10,221 million at 31 December 1999. The net increase of 20,876 million mainly arose from 30,441 million for the Telecom Italia equity investment acquired as a result of the Tecnost merger, offset in part (9,646 million) by the annulment of the equity investment in Tecnost.

Short-term liabilities totalled 3,047 million euro, compared to 1,353 million at 31 December 1999, an increase of 1,694 million arising largely from debt acquired with the Tecnost merger (1,002 million).

Medium/long-term liabilities, consisting mainly of debt, totalled 17,154 million euro at 31 December 2000, an increase of 15,045 million from 2,109 million at 31 December 1999. The increase included 14,100 million of Tecnost debt to Olivetti Finance N.V. (formerly Tecnost International N.V.).

933

The table set out below analyses capital invested at 31 December 2000 and related financing:

(in millions of euro)	31.12.2000	%	31.12.1999	%	Changes
Short-term operating assets	2,041	6.4	279	2.9	1,762
Short-term operating liabilities	(1,206)	(3.8)	(981)	(10.3)	(225)
Operating working capital, net	835	2.6	(702)	(7.4)	1,537
Long-term assets	31,097	97.4	10,221	107.4	20,876
Capital invested (A)	**31,932**	**100.0**	**9,519**	**100.0**	**22,413**
Medium/long-term non financial liabilities	4	–	6	0.1	(2)
Shareholders' equity	13,937	43.7	7,454	78.3	6,483
Total non financial sources (B)	**13,941**	**43.7**	**7,460**	**78.4**	**6,481**
Net financial indebtedness (A–B)	**17,991**	**56.3**	**2,059**	**21.6**	**15,932**

Capital invested was financed by debt for 56.3% (21.6% at the end of 1999) and by shareholders' equity for 43.7% (78.3% at the end of 1999).

Specifically, shareholders' equity rose by 6,483 million euro during 2000 as a result of:

- 2,040 million euro from capital increases (net of 2,368 million from the free capital increase effected through the use of reserves following the re-denomination of share capital in euro), including 1,999 million reserved for the share exchange with Tecnost minority shareholders as part of the Tecnost merger and 41 million from the conversion of bonds and exercise of warrants and options;
- 3,738 million euro of reserves from merger surpluses as a result of the Tecnost merger, including 1,072 million from share cancellation and 2,666 million from the share exchange, which were subsequently used to re-form reserves previously existing in the merged company, as explained below;
- 870 million euro from income for the year;
- a decrease of 165 million euro for the dividend payout in respect of 1999 income.

As mentioned above, the merger generated a surplus of 1,072 million euro from share cancellation and a surplus of 2,666 million euro from the share exchange, as detailed in the table below:

(in millions of euro)	
A. Portion of Tecnost shareholders' equity attributable to Olivetti as of 31 December 2000 (69.67%), excluding the result for the fourth quarter of the year 2000	10,718
B. Cost of the Tecnost equity investment owned by Olivetti	9,646
Reserve for surplus emerging from the cancellation of shares (A–B)	**1,072**
C. Tecnost minority interests (30,33%)	4,665
D. Share capital increase reserved for minority shareholders (1,12 Olivetti shares at 1 euro for each of no. 1,785,213,475 Tecnost shares owned by minority shareholders)	1,999
Reserve for surplus emerging from the exchange of new shares with minority interests acquired (C–D)	**2,666**
Total reserves emerging from the upstream merger	**3,738**

a34

The reserve from share cancellation (1,072 million euro) and the reserve from the share exchange (2,666 million euro) were used in full to re-form reserves previously existing in Tecnost:

share cancellation reserve:

- non-taxable grants reserves for 10 million;
- non-taxable revaluation reserve for 1 million;
- legal reserve for 357 million;
- extraordinary reserve for 55 million;
- additional paid-in capital for 649 million;

share exchange reserve:

- reserve of 118 million euro for the exercise of Olivetti ex Tecnost warrants, to be used, when exercise of each warrant is requested, mainly for the free increase in the par value of the shares (from 500 lire to 1,936.27 lire) following the re-denomination of share capital in euro;
- additional paid-in capital for 2,548 million euro.

At 31 December 2000, the Parent Company had net financial indebtedness of 17,991 million euro (2,059 million at 31 December 1999), as follows:

(in millions of euro)	31.12.2000	31.12.1999	Changes
Short-term debt			
Current portion of medium/long-term debt to banks	830	64	766
Current portion of bonds	258	-	258
Bank borrowings and amounts due to other providers of finance	694	280	414
Debt to subsidiary companies	59	28	31
Debt to associated companies	-	-	-
Total short-term debt	**1,841**	**372**	**1,469**
Short-term financial resources			
Liquid funds	(839)	(99)	(740)
Financial assets and receivables from third parties	(116)	(252)	136
Financial assets and receivables from subsidiary companies	(45)	(65)	20
Financial assets and receivables from associated companies	-	-	-
Total short-term financial resources	**(1,000)**	**(416)**	**(584)**
Total short-term net financial indebtedness (resources) (A)	**841**	**(44)**	**885**
Medium/long-term debt			
Bonds	19	303	(284)
Debt to subsidiary companies	15,505	1,507	13,998
Bank borrowings and amounts due to other providers of finance	156	254	(98)
Medium/long-term accrued interest expenses	1,470	39	1,431
Total medium/long-term debt	**17,150**	**2,103**	**15,047**
Total medium/long-term net financial indebtedness (B)	**17,150**	**2,103**	**15,047**
Total net financial indebtedness (A+B)	**17,991**	**2,059**	**15,932**

The short-term net financial position worsened by 885 million euro.
Specifically, short-term debt increased by 1,469 million euro, of which:
• 766 million for the current portion of medium/long-term debt, of which mainly 350 million relating to credit facilities of the merged Tecnost company and 416 million relating to Olivetti, due in 2001;
• 258 million in respect of the Olivetti 1994-2001 bond loan, repayable in full on 26 July 2001;
• 414 million payable to banks and other providers of finance, of which Tecnost payables of 650 million, offset in part by an improvement of 236 million in Olivetti exposure.
• 31 million payable to subsidiaries.
Short-term financial resources rose by 584 million, as follows:
• 740 million mainly from the increase in liquid funds as a result of the collection of 755 million in respect of receivables from the tax authorities ceded by Tecnost to Telecom Italia;
• a decrease of 136 million in financial assets, largely as a result of the sale of securities;
• a decrease of 20 million in receivables due from subsidiaries.
The medium/long-term net financial position worsened by 15,047 million euro.
Specifically, amounts due to subsidiaries increased by 13,998 million, including Tecnost payables to Olivetti Finance N.V. (formerly Tecnost International N.V.) for 14,100 million euro, offset in part by the repayment of Olivetti payables to Olivetti Holding B.V. for 102 million.
Medium/long-term accrued interest expenses increased by 1,431 million euro and reflected charges on the above-mentioned borrowings obtained from Olivetti Finance N.V. (1,350 million) and Olivetti Holding B.V. (81 million).
The net financial requirement for the year (15,932 million euro), excluding net debt acquired as a result of the Tecnost merger (15,393 million), was 539 million euro. In addition to the requirement of 124 million euro in respect of ordinary operations (mainly financial charges), it arose from the following extraordinary operations totalling 415 million euro:

(in millions of euro)	Year 2000
Tecnost S.p.A merger costs	14
Residual costs sustained for the Tender Offer for the Telecom Italia S.p.A. shares	13
Payments relating to equity investments acquired, loss coverage, reinstatements of capital and other	257
Costs for share capital increase	(41)
Dividends payment	165
Tax advances	186
Tax credits assignments	(153)
Partial collection of a restricted deposit in favour of Getronics	(37)
Other disbursements, net	11
Total financial requirement for the year from extraordinary operations	**415**

Dealings with related parties

Olivetti S.p.A.'s financial and commercial dealings with subsidiaries are conducted at normal market conditions and consist mainly of the provision of services, centralised treasury operations and, pursuant to its role as a holding company, coordination of the activities of the subsidiaries.

(in millions of euro)	Subsidiary companies	Associated companies
Dividend income (excluding tax credit)	891	10
Other financial income	8	-
Financial charges	331	-
Other revenues	11	-
Purchase of goods and services	8	-
Trade and other receivables	893	-
Financial receivables	45	-
Trade and other payables	105	-
Financial payables	15,560	-

Employee stock options

During 1999, a "Three-Year 1999-2001 Stock Option Plan" for the benefit of approximately one hundred managers of Olivetti S.p.A. and its subsidiaries was approved as a tool to provide incentives and boost management loyalty. Authorised by a Directors' resolution of 9 June 1999 and supplemented with a subsequent resolution of 29 November 1999, the plan provides for a maximum of 48 million warrants, which cannot be transferred inter vivos , to be assigned free of charge to the beneficiaries. Each warrant gives an option on one Olivetti common share at an overall price (nominal value plus share premium) of 2,320 lire, for a maximum nominal share-capital increase of 48 billion lire. This increase, resolved by the abovementioned Board meetings in execution of the powers pursuant to art. 2443 of the Italian Civil Code (delegated by the Extraordinary Shareholders' Meeting of 7 April 1999), complies with the limits set by art. 134, par 2, of Legislative Decree 58/1998.
The warrants may be exercised at pre-specified times during the three-year period and may be accumulated until the end of the plan. The first tranche was exercised during 1999; exercise of the second and third tranches has been set between 1 and 31 January 2001 and 2002, respectively.

	No. rights (warrants)	Exercise price (euro)	Market price (euro)
Rights exercised as of 15 December 1999	21,038,333	1.198	2.499 (2)
Rights to be exercised as of 31 December 1999	24,666,667 (1)	1.198	2.499 (2)
Rights to be exercised as of 31 December 2000	23,871,667 (1)	1.198	3.073 (2)

(1) With reference to assignments as of the date in question, net of cancellation of rights pertaining to personnel gone out of the Olivetti Group.
(2) Average share price, in December 1999 and 2000
In respect of the second tranche of rights to be exercised between 1 January and 31 January 2001, no. 12,138,348 shares were issued.

On 24 February 2000, the Board of Directors approved a Three-Year Stock Option Plan from 1 January 2002 to 31 December 2004 for the benefit of approximately one hundred managers of the Parent Company and its subsidiaries. The plan provides for 29,500,000 warrants to be assigned free of charge to the beneficiaries. The warrants give options on an equal number of Olivetti common shares at a price of 3.705 euro per share (7,174 lire), corresponding to the normal value of Olivetti common shares at the date of the Board meeting.
The plan is designed to provide incentives and boost the loyalty of managers who will be implementing the Group's medium-term growth plans in the IT business in parallel with its growth in telecommunications.
The warrants may be exercised in three tranches between 1 November and 15 December of 2002, 2003 and 2004 and may be accumulated until the end of the plan.
The Directors' resolution executes the powers pursuant to art. 2443 of the Italian Civil Code delegated by the Extraordinary Shareholders' Meeting of 7 April 1999.
The Parent Company has not implemented any operations that could encourage subscription of shares by its employees, pursuant to art. 2358 of the Italian Civil Code.
On 9 February 2001, the Board of Directors passed a resolution, effective subject to the annulment of the previous resolution described above which no longer served the purpose for which it was intended, to raise share capital by a total amount of 29 million euro through issuance of 29 million shares at a price of 2.81 euro per share. The increase is to service a stock option plan for the benefit of managers of the Parent Company and its subsidiaries for the three years 2002-2004 (maintaining the conditions applied to managers no longer in the Group's employ).
Also with reference with this plan, the Parent Company has not implemented any operations that could encourage subscription of shares by its employees, pursuant to art. 2358 of the Italian Civil Code.

a38

Shares in Olivetti S.p.A. and its subsidiaries held by the Directors, Statutory Auditors and Chief Operating Officer of the Parent Company (Consob regulation no. 11971/1999)

In compliance with Consob regulation 11971/1999, shares in Olivetti S.p.A. and its subsidiaries held by the Parent Company Directors, Statutory Auditors and Chief Operating Officer are detailed below.

	Companies	Shares held at Dec. 31, 1999 (*)	Type of shares	Type of ownership	Number of shares purchased	Number of shares sold	Shares held at Dec. 31, 2000
Board of Directors of Olivetti S.p.A.							
Chairman TESONE Antonio	Olivetti S.p.A.	0	ordinary	indirect a)	224 (1)	0	224
	Tecnost S.p.A.	207	ordinary	indirect a)	0	207 (1)	0
	Telecom Italia Mobile S.p.A.	625	ordinary	indirect a)	0	0	625
Chief Executive Officer COLANINNO Roberto	Olivetti S.p.A.	0	ordinary	direct	3,500,000	1,500,000	2,000,000
	Olivetti S.p.A.	1,502,750	ordinary	indirect a)	1,350,160 497,280 (1)	150,000	3,200,190
	Olivetti S.p.A.	40,000	ordinary	indirect b)	0	0	40,000
	Olivetti S.p.A.	0	ordinary	indirect b1)	10,320,000 3,379,824 (1)	4,500,000	9,199,824
	Tecnost S.p.A.	70,200 x)	ordinary	indirect a)	453,900	80,100 444,000 (1)	0
	Tecnost S.p.A.	0	ordinary	indirect b1)	10,989,000	7,971,300 3,017,700 (1)	0
	Telecom Italia S.p.A.	18,000	ordinary	indirect a)	364,000	95,000	287,000
	Telecom Italia S.p.A.	0	savings	indirect a)	890,000	380,000	510,000
	Telecom Italia S.p.A.	5,000	ordinary	indirect b)	0	0	5,000
	Telecom Italia S.p.A.	0	savings	indirect b)	20,000	0	20,000
	Telecom Italia S.p.A.	0	ordinary	indirect b1)	130,000	130,000	0
	Telecom Italia Mobile S.p.A.	0	ordinary	indirect a)	319,000	65,000	254,000
	Telecom Italia Mobile S.p.A.	0	ordinary	indirect b1)	130,000	130,000	0
	Telecom Italia Mobile S.p.A.	0	savings	indirect b1)	260,000	260,000	0
	Seat Pagine Gialle S.p.A.	0	ordinary	indirect a)	470,132	0	470,132
	Seat Pagine Gialle S.p.A.	0	ordinary	indirect b)	1,400	0	1,400
Directors EREDE Sergio	-	-	-	-	-	-	-
FABRIZI Pier Luigi	Telecom Italia S.p.A.	0	ordinary	direct c)	250	250	0 (6)
	Telecom Italia Mobile S.p.A.	1,000 xx)	ordinary	direct c)	0	1,000	0 (6)
GERONZI Cesare	Olivetti S.p.A.	2,000	ordinary	direct c)	2,000 6,720 (1)	2,000	8,720
	Tecnost S.p.A.	9,000	ordinary	direct c)	5,100	8,100 6,000 (1)	0
	Telecom Italia S.p.A.	1,750	ordinary	direct c)	2,500	4,250	0
	Telecom Italia S.p.A.	12,000	savings	direct c)	11,000	19,250	3,750
	Telecom Italia Mobile S.p.A.	0	savings	direct c)	14,000	14,000	0
	Telecom Italia Mobile S.p.A.	0 (8)	ordinary	direct c)	9,500	5,500	4,000
	Seat Pagine Gialle S.p.A.	12,500	savings	direct c)	26,500	39,000	0
	Seat Pagine Gialle S.p.A.	0 (9)	ordinary	direct c)	9,210	210	9,000
GNUTTI Emilio	Olivetti S.p.A.	7,743,860	ordinary	direct	1,000,000 (7)	484,000	8,259,860
	Olivetti S.p.A.	37,600	ordinary	indirect a)	27,000	10,000	54,600
	Olivetti S.p.A.	100,000	ordinary	indirect d1)	200,000	230,000	70,000
	Olivetti S.p.A.	13,788,750	ordinary	indirect d2)	47,252,250	33,059,000	27,982,000
	Olivetti S.p.A.	0	ordinary	indirect d2)	3,134,275 (1)	0	3,134,275
	Olivetti S.p.A.	0	ordinary	indirect d3)	5,211,000	4,811,000	400,000
	Olivetti S.p.A.	0	ordinary	indirect d4)	10,320,000	4,500,000	5,820,000
	Olivetti S.p.A.	0	ordinary	indirect d4)	3,379,824 (1)	0	3,379,824
	Olivetti S.p.A.	0	ordinary	indirect d5)	739 (1)	0	739
	Tecnost S.p.A.	61,260	ordinary	indirect d2)	24,734,700	21,997,500 2,798,460 (1)	0
	Tecnost S.p.A.	0	ordinary	indirect d4)	10,989,000	7,971,300 3,017,700 (1)	0
	Tecnost S.p.A.	660	ordinary	indirect d5)	0	660 (1)	0
	Telecom Italia S.p.A.	0	ordinary	indirect a)	3,500	2,000	1,500
	Telecom Italia S.p.A.	660,000	ordinary	indirect d2)	570,000	1,230,000	0
	Telecom Italia S.p.A.	0	ordinary	indirect d4)	130,000	130,000	0
	Telecom Italia Mobile S.p.A.	0	savings	indirect a)	2,000	2,000	0
	Telecom Italia Mobile S.p.A.	0	ordinary	indirect d2)	1,258,000	1,158,000	100,000
	Telecom Italia Mobile S.p.A.	0	ordinary	indirect d4)	130,000	130,000	0
	Telecom Italia Mobile S.p.A.	0	savings	indirect d4)	260,000	260,000	0
	Seat Pagine Gialle S.p.A.	3,000	savings	indirect a)	0	3,000 (4)	0
	Seat Pagine Gialle S.p.A.	0	ordinary	indirect a)	3,000 (4)	0	3,000
	Seat Pagine Gialle S.p.A.	5,000	savings	indirect a)	0	5,000 (4)	0
	Seat Pagine Gialle S.p.A.	0	ordinary	indirect a)	5,000 (4)	0	5,000
	Seat Pagine Gialle S.p.A.	0	ordinary	indirect a)	84 (5)	0	84
	Seat Pagine Gialle S.p.A.	0	ordinary	indirect d1)	50,000	0	50,000
	Seat Pagine Gialle S.p.A.	0	ordinary	indirect d2)	1,230,000	0	1,230,000
LAMBORGHINI Bruno	Olivetti S.p.A.	22,750	ordinary	direct	17,930	0	40,680
	Olivetti S.p.A.	0	ordinary	indirect a)	4,704 (1)	0	4,704
	Tecnost S.p.A.	4,166	ordinary	indirect a)	34	4,200 (1)	0
	Telecom Italia Mobile S.p.A.	12,500	ordinary	indirect a)	0	0	12,500

943

	Companies	Shares held at Dec. 31, 1999 (*)	Type of shares	Type of ownership	Number of shares purchased	Number of shares sold	Shares held at Dec. 31, 2000
LONATI Ettore	Olivetti S.p.A.	1,225,000	ordinary	direct	1,279,000	2,339,000	
			ordinary	direct	449,984 (1)(2)		614,984
	Olivetti S.p.A.	0	savings	direct	235,000	35,000	
						200,000 (2)	0
	Tecnost S.p.A.	524,100	ordinary	direct	469,800	770,700	
						223,200 (1)	0
	Telecom Italia S.p.A.	110,000	ordinary	direct	7,000	117,000	0
	Telecom Italia S.p.A.	0	savings	direct	117,000	11,000	106,000
	Telecom Italia Mobile S.p.A.	102,000	ordinary	direct	110,000	112,000	
					50,000 (3)		150,000
	Telecom Italia Mobile S.p.A.	0	savings	direct	86,500	36,500	
						50,000 (3)	0
	Seat Pagine Gialle S.p.A.	950,500	ordinary	direct	6,048	257,224	
					1,025,000 (4)		1,724,324
	Seat Pagine Gialle S.p.A.	975,000	savings	direct	50,000	1,025,000 (4)	0
LUCCHINI Luigi	-	-	-	-	-	-	-
MARCHIORELLO Dino	Olivetti S.p.A.	30,000	ordinary	direct	0	30,000	0
	Tecnost S.p.A.	12,000	ordinary	direct	0	12,000	0
	Telecom Italia S.p.A.	10,000	ordinary	direct	0	10,000	0
	Telecom Italia Mobile S.p.A.	10,000	ordinary	direct	0	10,000	0
MARINELLI Luciano	Olivetti S.p.A.	3,198,800	ordinary	direct	0	3,198,000	800
	Olivetti S.p.A.	40,000	ordinary	indirect a)	0	40,000	0
	Telecom Italia S.p.A.	0	ordinary	direct	127,000	0	127,000
	Seat Pagine Gialle S.p.A.	257,112	ordinary	direct	0	0	257,112
	Telecom Italia Mobile S.p.A.	0	ordinary	direct	68,000 (3)	0	68,000
	Telecom Italia Mobile S.p.A.	0	savings	direct	68,000	68,000 (3)	0
OWEN Gordon	-	-	-	-	-	-	-
ROSIELLO Piera	Olivetti S.p.A.	159,560	ordinary	direct	33,500 (2)	0	193,060
	Olivetti S.p.A.	33,500	savings	direct	0	33,500 (2)	0
SACCHETTI Ivano	Olivetti S.p.A.	0	ordinary	direct	56,000	0	56,000
TAZARTES Alberto	-	-	-	-	-	-	-
TREVISAN Dario	Olivetti S.p.A.	0	ordinary	direct	8,000	4,000	(6)
			ordinary	direct	336 (1)		4,336 (6)
	Tecnost S.p.A.	300	ordinary	direct	0	300 (1)	0 (6)
	Telecom Italia S.p.A.	0	ordinary	direct	1,250	1,250	0 (6)
	Telecom Italia Mobile S.p.A.	0	ordinary	direct	4,000	4,000	0 (6)
	Seat Pagine Gialle S.p.A.	0	ordinary	direct	1,000 (4)	0	1,000 (6)
	Seat Pagine Gialle S.p.A.	0	savings	direct	8,000	7,000	(6)
						1,000 (4)	0 (6)
Board of Statutory Auditors of Olivetti S.p.A.							
Chairman FORNASARI Angelo	Tecnost S.p.A.	0	ordinary	direct	12,000	12,000	0
Regular Auditors							
BENNANI Vittorio	-	-	-	-	-	-	-
CARAMANTI Franco	Telecom Italia S.p.A.	0	ordinary	indirect a)	4,750	4,750	0 (6)
	Telecom Italia S.p.A.	50,000	savings	indirect a)	10,000	20,000	40,000 (6)
	Seat Pagine Gialle S.p.A.	2,240 (5)	ordinary	indirect a)	10,000	0	12,240 (6)
Chief Operating Officer ARIAUDO Corrado	Telecom Italia S.p.A.	50,000	ordinary	direct	0	0	50,000 (6)
		200,000	savings	direct	0	0	200,000 (6)
	Telecom Italia Mobile S.p.A.	0	ordinary	direct	25,000 (3)	0	25,000 (6)
	Telecom Italia Mobile S.p.A.	50,000	savings	direct	0	25,000 (3)	(6)
			savings	direct		25,000	0 (6)
	Seat Pagine Gialle S.p.A.	14,000 (5)	ordinary	direct		14,000	0 (6)

(*) or at date of appointment, or, for equity investments in Seat Pagine Gialle, at 15 November 2000.

x) described as direct holdings in the annual report at 31 December 1999.
xx) not shown in the annual report at 31 December 1999 because not considered necessary since operation part of separate bank-managed asset portfolio.

a) through spouse
b) through the Omniaholding S.p.A. company (wholly owned by the Colaninno family)
b1) through the C+G S.p.A. company (owned 50% by Omniaholding S.p.A.)
c) owned jointly with spouse
d1) through S.F. S.p.A. (60% GP Finanziaria S.p.A.)
d2) through G.P. Finanziaria S.p.A. (wholly owned by Gnutti family)
d3) through GP Immobiliare S.r.l. (100% GP Finanziaria S.p.A.)
d4) through C+G S.p.A. (50% GP Finanziaria S.p.A.)
d5) through Progettazioni Finanziarie S.p.A. (100% GP Finanziaria S.p.A.)

(1) exchanged for Olivetti shares with effect from 31 December 2000 (date of effectiveness of the merger of Tecnost into and with Olivetti) at a rate of 1.12 Olivetti shares for each Tecnost share.
(2) conversion of savings shares into Olivetti S.p.A. ordinary shares
(3) conversion of savings shares into Telecom Italia Mobile S.p.A. ordinary shares
(4) conversion of savings shares into Seat Pagine Gialle S.p.A. ordinary shares
(5) free assignment to holders of Telecom Italia S.p.A. ordinary and savings shares
(6) operations performed by asset management companies under an autonomous administration mandate
(7) conversion of bonds
(8) conversion on 4 December 2000
(9) conversion on 22 December 2000

940

Other information

Olivetti S.p.A. treasury stock as of 31 December 2000 comprised 2,697,500 common shares with a par value of 1 euro per share, arising from the conversion of an equal number of savings shares as a result of the approval by the Extraordinary Shareholders' Meeting of 4 July 2000 of the compulsory conversion of preferred and savings shares into common shares. The shares, stated in the accounts at a unit carrying value of 0.852 euro, also arise from Shareholder-approved purchases of stock from employees of the Parent Company and its subsidiaries as a result of fulfilment of the conditions provided under the relative share offer regulations requiring that the shares be sold back to the Parent Company.
The Shareholders' Meeting of 4 October 2000 authorised the Board of Directors, pursuant to art. 2357 ter, par 1, to dispose of all the above-mentioned own shares by 31 December 2002 through the distribution, in one or more operations, of non-compulsory options to former employees of the Parent Company and its subsidiaries, who continue to provide services for the Group.

With regard to Corporate Governance, the Board of Directors regards the Voluntary Code of Practice drawn up and recommended by Borsa Italiana S.p.A. as a valid reference, since the Olivetti corporate governance model adopts some of the key provisions of the Code.
Specifically:
• Olivetti has already amended its By-Laws to comply with the provisions of the Consolidated Law 58/98, with the introduction of articles to guarantee disclosure of required information by executive Directors to the Board of Directors and the Board of Statutory Auditors and the election of one Auditor by the minority.
• The majority of members of the Board of Directors are non-executive directors. The Board held 20 meetings in the two years 1999-2000.
• The Chairman of the Board of Directors co-ordinates the operations of the Board, chairs meetings by ensuring that the By-Laws are correctly applied, and chairs the Shareholders' Meeting availing himself of the full powers conferred under the By-Laws (art.12).
• The Chief Executive Officer provides the Board of Directors and the Board of Statutory Auditors with regular reports on his activities in relation to the powers granted and presents unusual extraordinary operations or operations with related parties to be examined and approved by the Board.
• The Board has already formed two advisory committees:
- the Audit Committee, which checks the Parent Company and Group financial data (in particular, data for publication in the Annual Report and the Half-Year Reports) and the extraordinary operations submitted by the Board of Directors. Since its formation, the Audit Committee has been composed of four non-executive directors, i.e., directors without any specific responsibilities and delegated powers, and of one standing Auditor;
- the Remuneration Committee, which determines the variable emoluments for senior management (including bonuses and incentives) proposed by the Chief Executive Officer, and implements the powers delegated by the Board with regard to stock options (dating back to 1984).
• With regard to internal control, a corporate internal auditing function which works in co-operation with the Independent Auditors is responsible for ascertaining the effectiveness, efficiency and cost-effectiveness of internal regulations and for ensuring that book entries are correct.



• The current Board of Statutory Auditors was appointed in compliance with the Consolidated Law 58/98 and with current legislation requiring that each member of the Board fulfil specific professional and ethical conditions.

• A special unit ensures proper and continuous relations with institutional investors and private investors.

With regard to Olivetti's announced intention of amending the company By-Laws to take account of the relevant innovations, the Board of Directors will conduct regular reviews to ensure full compliance with all regulations, binding and otherwise, in the interests of transparent and democratic corporate governance.

942

Legal proceedings

Telecom Italia Group

The main legal proceedings in which the Telecom Italia Group was involved in 2000 and developments in early 2001 are described below.

1) Transfer of Cecchi Gori Communications to Seat Pagine Gialle

On 7 August 2000, Seat Pagine Gialle signed a contract for the purchase from Fin.Ma.Vi. S.p.A. of Cecchi Gori Communications (CGC), which holds the concessions for the TMC and TMC2 television channels. On 8 August, Seat notified the operation to the Competition and Market Authority (Antitrust). On 9 November, the Antitrust commenced an investigation of Seat and CGC, holding the operation likely to form or to strengthen a dominant position in the communications sector; the investigation ended on 23 January 2001 in the Telecom Italia Group's favour, authorising the operation subject to certain conditions. On 12 September the Communications Authority (Authority) launched a separate investigation pursuant to Law 249/97, which ended on 18 January 2001 with authorisation withheld. Telecom Italia and Seat filed an appeal with the Administrative Court (TAR) for the Region of Lazio asking for the ruling to be overturned, and suspended pending the decision. On 31 January, the TAR approved the suspension application and ordered the Authority to re-examine the case. In February, the Authority confirmed its negative finding. Seat and Telecom Italia immediately filed an appeal against the new ruling with the TAR; on 7 March, the TAR issued a final meritorious sentence, overturning the Authority's rulings and thus authorising the operation to continue. The Authority has announced that it will appeal to the Council of State.
The TAR sentence has also rendered null an appeal to the Council of State presented by Fin.Ma.Vi. against the first ruling of the TAR. Fin.Ma.Vi also filed an urgent petition with the civil Court of Rome requesting the contract stipulated by the parties to be declared cancelled. The petition was rejected last 12 March.

2) Pagine Italia – Telecom Italia/Seat Pagine Gialle

On 27 July 2000, the Antitrust authorised the acquisition of control of Seat Pagine Gialle by Telecom Italia and the merger of Seat and Tin.it, upon condition that, among other things, Telecom Italia would cede, as from the following 1 September, the telephone subscribers database in electronic format free of charge to eligible parties and on a pay basis to all other parties, and that it would request tenders, as from 1 January 2008, for the advertising concession for the official telephone subscribers directory (the "White Pages").
On 13 November 2000, Pagine Italia filed a petition with the TAR for the Region of Lazio for the Antitrust ruling of 27 July to be overturned, and suspended pending a decision. At the hearing on 6 December, Pagine Italia asked for the suspension to be extended until the hearing to examine the case.
On 22 March 2000, Telecom Italia had already received notice of a Pagine Italia summons requesting the Turin Court of Appeal to: i) declare null the contract awarding Seat an exclusive advertising concession for the "White Pages" directory, on the grounds that the concession violated competition legislation; ii) declare illegitimate the Telecom Italia investment in Seat, on the grounds that it violated competition legislation and was an abuse of a dominant position; iii) prohibit continuance of the relationship.



At a hearing on 17 October, Telecom Italia and Seat produced a number of preliminary inadmissibility pleas. For its part, Pagine Italia filed an urgent petition requesting the Court of Appeal to prohibit the continuance of the exclusive advertising concession in favour of Seat and to order Telecom Italia to request separate tenders for the advertising concession for each local official telephone subscribers directory.
At a hearing on 21 November 2000, the Court of Appeal rejected the petition presented by Pagine Italia, which presented an appeal against the ruling. This appeal was also rejected, on 14 February 2001. The merits of the case will be discussed at a hearing on 15 May 2001.

3) Telecom Italia savings share buy-back

On 10 January 2001 the Telecom Italia savings share buy-back approved by the Shareholders' Meeting of 14 January 2000 was completed. The operation, which began with a public tender offer from 17 February to 17 March 2000 and continued with direct purchases on the stock market, was undertaken with the objective of purchasing own shares representing not more than 10% of total capital, at a price of 6.5 euro per share. The Company purchased a total of 112,998,070 shares (of which 1,793,820 through the Public Tender Offer), representing approximately 1.5% of share capital.
Elliott International L.P. and Liverpool Limited Partnership, investment fund managers of the US Elliott group, recently presented a suit for damages against Olivetti and Telecom Italia and against the Chairman and Vice Chairman of Telecom Italia, for amounts totalling 18.9 million euro (36.6 billion lire). The suit alleges failure to execute the undertakings laid out in the Prospectus relating to the Olivetti and Tecnost Public Tender Offer on Telecom Italia, and failure to comply with the resolutions of the Shareholders' Meeting of 14 January 2000 with specific reference to the mandate to purchase own savings shares on the automated trading system in compliance with the relevant regulations following the end of the public tender offer period.

* * *

Furthermore, the validity of the resolution of the Shareholders' Meeting of 14 January 2000 was impugned in March 2000 by the shareholder Alberto Reale, on the grounds that the proposal submitted to the Meeting was an amended version of that filed prior to the meeting. At a hearing on 6 March 2001, the judge unsuccessfully attempted a ritual mediation between the parties. The next hearing has been set for 4 July 2001.

4) Universal service

The Omnitel and Infostrada companies have filed a petition with the TAR of the Region of Lazio against the Authority and against Telecom Italia requesting the annulment of ruling 8/00/CIR regarding "Applicability of the mechanism for the distribution of the net cost of the universal service for 1999".
Under this ruling, part of the cost, recognised as an "iniquitous charge" for Telecom Italia, the company responsible under law for providing the service, was divided among the petitioning companies and TIM. Pending a sentence, the two companies have not paid the contributions (set overall at 18 billion lire) to

a44

the special fund set up by the Ministry of Communications, thus preventing the Ministry from paying the overall amount conceded to Telecom Italia against its costs for 1999 (52 billion lire).
At the hearing to discuss the Omnitel suspension plea (24 January 2001), the TAR fixed the hearing of the case for 30 May, without making any rulings regarding the petitioner's plea.

5) Infostrada/Albacom – Telecom Italia: services with ADSL access and RING services

On 21 July 1999, the Infostrada company lodged an unfair competition complaint with the Antitrust regarding the marketing by Telecom Italia of ADSL access services to the data transmission networks, alleging an unfair advantage for Telecom Italia on the data services and Internet market for companies and Internet Service Providers, given the impossibility for competitor operators to provide their own customers with similar access technology. The Antitrust commenced an investigation into the matter.
In the meantime, in response to an urgent petition filed by the Infostrada and Albacom companies, on 16 August 2000 the Appeal Court of Rome issued an order forbidding Telecom Italia from "promoting and/or offering and/or directly concluding contracts in respect of RING services, or the equivalent, however named". Telecom Italia has been thus prohibited from offering RING services for an unlimited period of time. In view of the Authority's approval of the Telecom Italia wholesale offer as per resolution 4/01/CIR (see next point), the Company filed a petition for the annulment of the restricting order issued by the Appeal Court of Rome on 16 August 2000. *The petition was granted on 5 April 2001.*

6) Full Business Company/Permanent Virtual Channel

On 6 December 2000, Telecom Italia notified the Authority that it had filed a petition requesting the TAR of the Region of Lazio to overturn and, pending a decision, to suspend the Authority's ruling of 22 November suspending the "Full Business Company" offer and enjoining its continued marketing and promotion.
The offer concerns the supply of telecommunications services based on XDSL broadband access technology: Telecom Italia's competitors allege failure to comply with the regulation whereby the retail offer of such services must always be accompanied by a corresponding and equivalent wholesale offer for competitors.
In the meantime, the Authority issued resolution 15/00/CIR requiring Telecom Italia to formulate a wholesale XDSL access offer (a "permanent virtual channel"). Telecom Italia contested the resolution with a petition requesting the TAR to overturn some of the offer conditions set by the Authority. Subsequently, however, on 22 February 2001, the Authority issued resolution 4/01/CIR declaring final approval of the content of the wholesale offer presented by Telecom Italia and authorising the resumption of marketing of the "Full Business Company" and "Ring" service (30 days from the approval of the Telecom Italia wholesale offer).
Some interconnected operators contested the resolution and filed for its suspension; the TAR rejected the suspension petition on 21 March 2001.

7) Antitrust proceeding against TIM and Omnitel

With regard to the Antitrust ruling of 28 September 1999 ordering TIM and Omnitel to pay fines – to be determined in proportion to their respective revenues for 1998 – for collusion in setting fixed-to-mobile



communication charges in the period 1995-1998, in December the Council of State accepted in part the appeals presented by the companies. The largest of the three fines, regarding alleged collusion in 1998, was annulled (approximately 62 billion lire). The fine, originally imposed on TIM, for an amount of 100 billion lire (paid on 30 June 2000 in order to avoid any additional legal sanctions), was thus reduced to 38 billion lire.

8) Acquisition of the equity investment in Telekom Srbija

In February 2001, the Turin Public Prosecutor opened an inquiry into Telecom Italia's acquisition of 29% of the capital of Telekom Srbija. Telecom Italia immediately placed all the documentation and data regarding the operation (carried out in 1997 and therefore several years ago) at the authority's disposal.

9) Dispute with the INPS (Italian national insurance board)

In compliance with Law no. 58/1992, Telecom Italia is required to provide full insurance coverage for all persons employed as of 20 February 1992 by the STET, SIP, Italcable and Telespazio companies, and for persons transferred from the Public Administration to IRITEL, including periods previously worked in other companies, through the Telephone Workers Fund (FPT), which became part of the compulsory national insurance scheme on 1 January 2000. The contributions due are calculated by the INPS and must be paid in 15 annual instalments.
The total liability for these payments is uncertain due to a disagreement between Telecom Italia and the INPS with regard to the method used to calculate the amounts due.
Nevertheless, the Telecom Italia Group consolidated financial statements as of 31 December 2000 include a payable of 1,377 billion lire (711 million euro) for residual amounts due to the INPS in respect of former IRITEL employees.
With regard to application and interpretation of the law, the dispute with the INPS concerns both the date from which, pursuant to law no. 58/192, interest should be calculated for payment of the liability on an instalments basis, and, pursuant to law no. 58/1992, the exclusion of all employees (except former IRITEL employees) who had already applied for re-absorption before 20 February 1992.
The matter has been taken to court and Telecom Italia has undertaken to pay with reservation the amounts requested by the INPS according to the criteria established by the INPS, subject to subsequent adjustment should the courts find in favour of Telecom Italia.
According to Telecom Italia estimates, the principal amount of the liability (excluding sums relating to former IRITEL employees) could vary, depending on the various interpretations and based on estimates including all employees, from 1,900 billion lire (approximately 980 million euro) to 2,500 billion (approximately 1,290 million euro); 509 billion lire (263 million euro) have already been paid.
In the Olivetti Group consolidated financial statements as of 31 December 2000, in compliance with the relevant accounting policies, an amount corresponding to the minimum estimated liability has been provided under goodwill arising as a result of the acquisition of Telecom Italia.
Under an agreement between the INPS and Telecom Italia, Telecom Italia has paid – with reservation – pre-amortisation interest (also covering former IRITEL employees) in fifteen deferred constant annual instalments, including annual 5% interest, through 1999, for an overall amount of 216 billion lire (112 million euro). With the Court of Cassation sentence no. 4242 of 5 April 2000 in favour of Telecom Italia,

payment of pre-amortisation interest and related respite interest for a residual amount of 789 billion lire (407 million euro), of which 68 billion (35 million euro) for the amount due at 31 December 2000, was suspended, as from June 2000.

Olivetti S.p.A.

The main legal proceedings concerning the Parent Company are described below.
1) The investigations opened by the Public Prosecutor in Milan in connection with the presentation on 16 May 1993 of the memorandum by the then Chairman-Chief Executive Officer, regarding which the company has already issued a number of statements (including, in particular, a statement in the Directors' Report in the 1993 Annual Report), were continued by the Public Prosecutor in Rome following the transfer of the case for reasons of territorial jurisdiction.
The main part of proceedings have already been closed, rulings are pending on others.
2) With regard to the dispute in the Rome courts between Olivetti and Poste Italiane S.p.A. for non-payment by Poste Italiane S.p.A. of products and/or technical assistance supplied, the sentences passed to date have been in favour of Olivetti. Poste Italiane S.p.A. recently filed an appeal.
3) The case brought by Centenary Corporation and Centenary International Corporation against Olivetti and its subsidiary Olivetti Finanziaria Industriale S.p.A. (which merged Sy.F.A. S.p.A., which had in turn merged Olivetti Personal Computers S.p.A.), for damages (put at 250 billion lire) the plaintiffs allege they suffered as a result of the acquisition of the Olivetti Group's personal computers business, is still underway in the Ivrea courts.
Olivetti and its legal advisors believe the case to be objectively groundless in fact and in law, and intended to disguise the responsibilities and management shortcomings of the purchasers.
Olivetti and its subsidiary Olivetti Finanziaria Industriale S.p.A. have already taken legal action against Piedmont International S.A. (a company in the Centenary Group) to recover receivables due.



Events subsequent to the end of the financial year

Olivetti S.p.A.

Conversion of Telecom Italia savings shares into common shares and subsequent buy-back

On 5 February 2001, the Olivetti Board of Directors examined the plan approved on the same date by the Telecom Italia Board of Directors for the conversion of Telecom Italia savings shares into common shares (described below in the section on the Telecom Italia Group). The Olivetti Board of Directors noted that in the event of conversion of all Telecom Italia savings shares into common shares, Olivetti would dilute its percentage of voting rights to approximately 39%, in line with the share of total capital currently owned, which would remain unchanged; the proceeds raised by its participation in the buy-back would permit a significant reduction in the net financial indebtedness of Olivetti and the financial companies it directly controls, thus improving Telecom Italia's credit rating.
The Olivetti Board of Directors acknowledged the importance of the operation as a tool to optimise the capital structure and improve financial flexibility. It therefore:
- found in favour of the conversion of Telecom Italia savings shares into common shares;
- declared its intention of accepting the public tender offer on Telecom Italia common shares in line with the percentage of shares tendered by the market.

Share capital increase through an offer of shares cum warrant and bonds

On 9 February 2001, the Olivetti Board of Directors set the additional terms and conditions of the capital operation approved with a resolution of 18 December 2000 (rights issue and convertible bond), and illustrated earlier in this report.
The subscription price for the shares cum warrant was set at 2.6 euro per share, while the exercise price of the warrants attached to each share was set at 2 euro per share.
With regard to the convertible bond loan designated "Olivetti 1.5% 2001-2004 convertible bond with redemption premium", the Board set terms and conditions as follows:
- par value: 2.6 euro
- redemption premium on maturity: 5.07759% gross of the bond par value
- actual yield on maturity: 3.25% gross p.a.
- conversion period: 1 January 2002 - 15 December 2003

The shares cum warrant and the bonds were offered to Olivetti common shareholders and holders of bonds of the series designated "Olivetti floating rate notes 1998-2002 convertible into common shares", at a rate of 5 new shares cum warrant and/or 7 new bonds for every 100 shares and/or convertible bonds held.
The rights offer closed on 9 March 2001; it was subscribed as follows:
- 330,355,165 shares cum warrant, accounting for 94.86% of the 348,249,405 shares on offer, for proceeds of 858,923,429 euro;
- 472,738,882 convertible bonds, accounting for 96.96% of the 487,549,167 convertible bonds on offer, for proceeds of 1,229,121,093.2 euro;

The proceeds raised by the rights issue and convertible bond on closure of the offer period totalled approximately 2.09 billion euro, an amount equivalent to 96.09% of the total offer value of 2.17 billion euro. If the warrants are exercised, the operation will generate proceeds totalling approximately 2.5 billion euro.

944

The percentages of unsubscribed rights, which will be offered on the stock market within the legally prescribed limit, are as follows:

- 5.14% of the shares, giving the right to subscribe an additional 17,894,240 shares;
- 3.04% of the convertible bonds, giving the right to subscribe an additional 14,810,285 bonds.

The dates of the rights auction will be communicated in a public notice in the main daily newspapers.
On 9 February 2001, at the meeting held to determine the final conditions of the share capital increase, the Board of Directors, subject to a partial reversal of previous resolutions, also approved a share capital increase to service a stock options plan for managers of the parent company and its subsidiaries for the three years 2001-2004 (without change to the conditions applied to beneficiaries no longer in the Group's employ), already illustrated in the section "Employee stock options ".

Olivetti Tecnost S.p.A.

Joint venture with Speedy Tomato (Telia Group) for a mobile communication portal

On 7 February 2001, Olivetti Tecnost signed a joint venture agreement with Sweden's Speedy Tomato AB, a wholly owned subsidiary of Telia AB, which operates on the rapidly growing mobile communication portals market. The new company will be equally owned and will be named Speedy Tomato S.p.A.
Speedy Tomato, an operator-independent portal, will launch its mobile communication services on a number of European markets, during 2001. The portal is already operational in the UK and Denmark and has just been launched in Finland.

Dissolution of the joint venture with Canon Inc.

On 28 February 2001, Olivetti Tecnost S.p.A and Canon Inc. agreed terms for the dissolution of the Olivetti Canon Industriale (OCI) S.p.A. joint venture formed in 1987 for the production of photocopiers. Under the agreement, in March 2001 Olivetti Tecnost bought Canon's 49.99% stake in OCI and will continue to supply Canon with copiers until the end of 2002.

Webegg Group

Purchase of 51% of Domus Academy and 100% of Software Factory S.p.A.

On 1 February 2001, Webegg announced the purchase of 51% of Domus Academy, a post-graduate design school formed in 1983 which has built an international reputation for professional training, research and initiatives to enhance and promote Italian culture and as a role model for design, fashion and the web. Domus Academy reported revenues of 3.2 billion lire in 2000. Webegg's total investment amounted to 6.1 billion lire (3.15 million euro) of which 2 billion lire through the subscription of a share capital increase to finance the academy's Internet activities.
On 5 March 2001, Webegg purchased 100% of Software Factory S.p.A. for 29.7 billion lire (15.3 million euro). This company specialises in technical and design consultancy for e-commerce and e-business solu-



tions and specialises in technologically advanced network projects. Based in Milan with 180 employees, in 2000 it reported revenues of 18.3 billion lire (+ 36% from 1999) and operating income of 4.6 billion lire (25% of revenues).

Telecom Italia Group

Buy-back of Telecom Italia savings shares

On 10 January 2001, the Telecom Italia savings share buy-back authorised by the ordinary Shareholders' Meeting of 14 January 2000 was completed. The shareholders' resolution:

- provided for a public tender offer for a maximum of 742,615,722 own savings shares at a price of 6.5 euro per share, equivalent to a maximum amount of 4,827 million euro (9,346 billion lire); the tender offer was executed from 17 February to 17 March 2000;
- authorised the purchase, within nine months from the end of the offer period, of own savings shares for a maximum quantity equal to the difference between 742,615,722 savings shares and the number of tendered shares, if lower, through purchase orders on the automated trading system, in compliance with the relevant legislation, at the same price of 6.5 euro per share;

During the offer period, 1,793,820 shares were tendered; Telecom Italia thus purchased savings shares until 10 January 2001, the expiry date of the authorisation considering the suspension and extension approved by the Shareholders' Meeting of 3 July 2000.
Altogether, the company purchased 112,998,070 own savings shares, representing approximately 5.2% of savings capital, for an overall outlay of approximately 711 million euro (1,376.5 billion lire).

Conversion of savings shares and buy-back of Telecom Italia common shares

On 31 March 2001, continuing proceedings commenced on 30 March, the Telecom Italia Board of Directors reviewed the savings share conversion and buy-back project presented the previous 5 February. The project was amended to take account of stock market trends and the market response to the original proposal, and now provides for:

- the re-denomination of Telecom Italia capital in euro, with an increase in per-share par value to 0.55 euro, through the cancellation of own shares and, for the remaining stock, through the transfer to capital of a part of the monetary revaluation reserve formed pursuant to Law no. 72 of 19 March 1983, with a corresponding increase in share capital;
- the voluntary conversion of Telecom Italia savings shares into an equal number of common shares upon payment of a supplement of between 38% and 42% of the average Telecom Italia common share price in the period near the operation, with a minimum of 5.25 euro per share. The conversion, which refers to the holders of all 2,053,122,025 outstanding savings shares and allows converting shareholders to receive the next dividend, is conditional upon a minimum uptake of 60% of savings stock, with the Board retaining the right not to proceed. In the event of a 100% uptake, the proceeds will amount to approximately 10.8 billion euro. The Board reserves the right to launch the operation as and when conditions are suitable to ensure its success, and in any case no later than 31 December 2001, the final date by which the conversion will otherwise lapse. In the event of full conversion, the share of Telecom Italia

a50

voting rights held by Olivetti will decrease from the current 54.8% to approximately 39%, in line with the share of total capital currently held by Olivetti, which will not change. To obtain the full consent of the market, Olivetti announced that it would not approve the operation should shareholders representing the majority of shares not held by Olivetti vote against the proposal at the Telecom Italia Extraordinary Shareholders' Meeting called to approve the conversion;

- the subsequent buy-back, through a public tender offer, of own common shares for a maximum 10% of capital at a price equal to the share price near the operation plus a premium designed to ensure the success of the operation and in any case not more than 25%. In order to reduce the time between payment of the premium and payment of the consideration, the shares will be acquired, through a public tender offer, by a new company ("Newco", wholly owned by Telecom Italia) formed specifically for the purpose and provided with available reserves for an amount equivalent to the proceeds raised by the conversion. On completion of the buy-back and subject to approval of the 2001 financial statements, Newco will be merged into and with Telecom Italia, which will acquire title to the tendered shares. The total outlay will not exceed the proceeds from the conversion; any surplus proceeds outstanding after payment of the buy-back will be distributed to all shareholders in the form of an extra dividend, subject to the approval of the Shareholders' Meeting;
- assuming a 100% uptake of the savings share conversion at the minimum premium of 5.25 euro per share and the subsequent total participation in the buy-back, Olivetti would raise gross proceeds of approximately 4.3 billion euro by tendering for the buy-back.

The Extraordinary Shareholders' Meeting to approve the operation was convened for 18 April on first call and 3 May on second call.

The plan is designed to optimise Telecom Italia's capital structure, which, in the event of full uptake, will consist of one category of shares only; to reduce the cost of capital, by eliminating the privileges pertaining to savings shares; to improve per-share economic indicators, including net earnings per share (the latter, by approximately 10%); to enhance Telecom Italia's financial flexibility by improving its credit rating and access to the financial market.

Tax inspection

A general inspection of Telecom Italia by the Tax Police which began on 3 February 2000 was completed at the end of February 2001. The findings, based on interpretative considerations, have not generated any specific requests to date and will be appealed through the normal channels. Although the company cannot at present foresee the extent of adjustment to its tax returns, it considers that existing provisions provide adequate coverage for any risks relating to the outcome of the dispute.

UMTS

On 10 January, the Authority informed the companies TIM, Omnitel, Wind, Andala and Ipse that they had been awarded licences and frequencies for the supply of "third-generation" UMTS mobile communication services, which will become commercially available by the end of 2002. The allocation, planned for 20 December 2000, was postponed due to suspected interference problems on certain frequencies, for which the operators themselves have proposed a technical solution.

a51

Local loop unbundling

On 12 January 2001, Telecom Italia received notification of the Authority ruling no. 14/00/CIR of 21 December 2000 approving, with amendments, the Telecom Italia reference offer for unbundled local loop access services. The company subsequently presented a price list for the various types of access via copper cable or fibre and provided detailed information on the numbering ranges available and the exchanges in which areas have been made available to house other operators' equipment. The Authority has drawn up a list of the first 550 co-leased sites; a second list of 550 sites is to be published by the end of March and a third by the end of July, for a total of 1,650 sites.
By the end of March, about 30 operators had applied to Telecom Italia for local loop connection; operating agreements have already been drawn up with some of these operators.

Wireless local loop

On 15 January 2001, the Authority issued a call for tenders for the advisor who will be responsible for monitoring bids for the wireless local loop licences and frequencies. The advisor will co-operate with the Authority at each stage in the bidding process, including preparation of the request for tenders, valuation of tenders, preparation of documents on the status of operations.

Commercial agreements and new services

In the early part of the year, Telecom Italia signed a number of important agreements with its technical partners, in particular with Alcatel, for SDH transmission systems to improve network efficiency and capacity, and Marconi Communications, to enhance the national fibre network with the new "smartphotonix" systems, which will significantly increase the company's broadband and traffic capacity.
Telecom Italia also launched: "Hyperway", a new pay-per-use data service on dedicated networks, with a broad range of options to permit maximum customisation; "Full Business Government", a package of pay-per-use data solutions enabling government agencies to provide online information and value-added services through the development of dedicated portals.
In early 2001, TIM reached agreements with: the Credem banking group, an important new partner for e-banking solutions; the Milan public health unit and the San Raffaele hospital for the development of "Medguard", a GSM remote medical and assistance service; Telegate Italia (Seat group), for the launch of a new cellphone service providing subscriber and business directory information via call centres and direct connection to the number requested; Webraska, a world supplier of wireless navigation technology and services, to offer clients a route-planning service anywhere in the world.
In January, through Finsiel and Banksiel, IT Telecom launched a euro portal to help businesses, organisations and agencies handle the changeover to the new European currency, by providing an information link between the authorities and the business community.

International growth strategies

At the beginning of 2001, Telecom Italia signed a five-year agreement with the US carrier Teleglobe for the supply of high-speed IP connectivity services.

a52

In March, the company reached an agreement for the sale of 30% of Mediterranean Nautilus S.A. to a company in the Fishman group, the leading media and telecommunications company in Israel. The accord concerns development of the eastern Mediterranean backbone.
On 12 March, the share transfer (for 28.61%) giving SIN control of Entel Chile was completed.
In January, TIM reached a mutual preferential roaming agreement with Germany's T-Mobil operator. Also in January, TIM signed agreements with Sony Computer Entertainment, the Dutch operator KPN Mobile and the Japanese operator NTT DoCoMo, for development of UMTS mobile Internet services.
In Brazil, in February, TIM was awarded two GSM licences for the Sao Paulo and Brasilia areas, for an overall cost of 1,500 billion lire; in March, for approximately 550 billion lire, it was awarded a third licence, for the north, north-west and central-south regions, thus becoming the leading mobile communications service provider in Brazil.
On 2 January, Seat Pagine Gialle reached an agreement with RSL, a minority shareholder of Telegate Holding, for the purchase in 2001, of the residual equity (48.63%) of the company.
On 15 February 2001, executing the Memorandum of Understanding signed at the end of 2000, the Group acquired 100% of Net Creations Inc., a US company listed on the Nasdaq, which is the leading provider of Internet marketing services via e-mail.
Also in February, Seat Pagine Gialle acquired a 54.5% stake in Consodata, a company listed on the Nouveau Marché in Paris, and leader in information marketing.

Corporate operations

To improve its effectiveness in a scenario in which competition now also extends to research activities, which are regarded increasingly as business opportunities, on 1 March 2001 the Telecom Italia Venture Capital unit, which is responsible for the Group's R&D operations, was transferred to CSELT, which changed its name to Telecom Italia Lab.
Under the reorganisation of the Telecom Italia Group's information technology operations and their transfer to the "IT Services" business unit, on 1 March 2001 the Telecom Italia "Development" business unit, which develops information systems and software applications and has 619 employees, and the Finsiel "Telecommunications" unit, with 234 employees, were transferred to Telesoft.

Telecom Italia bond convertible into TIM or Seat shares

On 23 January 2001, the Telecom Italia Board of Directors approved the issue of a five-year exchangeable bond convertible into TIM and Seat shares, for an amount of 2 billion euro, with a green shoe for an additional 500 million euro. The operation was announced on 29 January 2001.
The bond issue by Sogerim S.A. was completed on 15 March 2001 and conversion into TIM and Seat shares will commence on 1 June 2001. The bond bears an annual 1% coupon and may be called by subscribers at the end of the third year.



Operating outlook for 2001

The consolidated results of the Olivetti Group will be influenced by the performance of the Telecom Italia Group, whose results should be at least in line with those reported for 2000.
This expectation, together with the gradual improvement foreseen in the results of Olivetti's other businesses and the probable reduction in financial charges as a result of the success of the Olivetti share-capital increase which closed on 9 March 2001 (with regard to the rights offer), should enable the Group as a whole to post a profit in 2001, before amortisation of consolidation goodwill arising on the acquisition of the equity investment in Telecom Italia.
Olivetti S.p.A.'s results for 2001 will reflect higher financial charges as a result of the increase in indebtedness following the merger of Tecnost S.p.A. at 31 December 2000 (although overall debt will be lower than in 2000 thanks to the successful outcome of the recent share-capital increase) and will benefit from dividends from Telecom Italia S.p.A. (stated on accrual); if these dividends are in line with those for 2000, Olivetti S.p.A. will report a net profit.

954

Proposal for the allocation of Parent Company income for the year 2000

The 2000 financial statements of Olivetti S.p.A. show net income of 869,820,034 euro and shareholders' equity at 31 December 2000 of 13,936,988,766 euro as follows:

(in euro)		31.12.2000
I.	Share capital	4,914,694,381
I.bis	Share capital increase to be filed with the Register of Companies	397,707
I.ter	Share-capital increase payment relating to shares to be issued	26,127
I.quater	Shares to be issued in exchange with the Tecnost shares	1,999,439,092
II.	Additional paid-in capital	3,196,212,781
III.	Revaluation reserve	1,128,827
IV.	Legal reserve	877,318,758
V.	Reserve for treasury stock	2,298,156
VII.	Other reserves	2,075,652,903
Total share capital and reserves		**13,067,168,732**
IX.	Net income for the year	869,820,034
Total		**13,936,988,766**

The Board of Directors therefore proposes that the net income for financial 2000 of 869,820,034 euro be allocated as follows:

- 43,491,002 euro to the legal reserve, corresponding to 5% of earnings for the year ended 31 December 2000;
- 0.035 euro as per share dividend to common shares outstanding at the date of payment, that is, excluding treasury shares;
- the residual amount to "retained earnings".

The Board of Directors

955

Olivetti S.p.A.

Financial Statements as at 31 December 2000

- Balance Sheet
- Income Statement
- Explanatory Notes

Olivetti S.p.A.
Balance Sheet (in euro)

ASSETS	31.12.2000	31.12.1999	Changes
A) AMOUNTS DUE FROM SHAREHOLDERS	-	-	-
B) FIXED ASSETS			
I. Intangible fixed assets			
1) Start-up and expansion costs	54,176,767	73,273,109	(19,096,342)
2) Research, development and advertising expenses	-	-	-
3) Industrial patents and intellectual property rights	3,099	5,165	(2,066)
4) Concessions, licenses, trademarks and similar rights	-	-	-
5) Goodwill	-	-	-
6) Assets in process of formation and advance payments	-	-	-
7) Other assets	104,121,102	1,049,614	103,071,488
Total intangible fixed assets	158,300,968	74,327,888	83,973,080
II. Tangible fixed assets			
1) Land and buildings	-	-	-
2) Plant and machinery	1,637,581	1,303,812	333,769
3) Industrial and commercial equipment	-	-	-
4) Other assets	347,034	165,324	181,710
5) Assets under construction and advance payments	33,343	919,494	(886,151)
Total tangible assets	2,017,958	2,388,630	(370,672)
III. Financial fixed assets			
1) Equity investments in			
subsidiary companies	30,767,256,101	9,966,538,298	20,800,717,803
associated companies	4,290,354	4,360,076	(69,722)
other companies	109,882,890	79,229,076	30,653,814
	30,881,429,345	10,050,127,450	20,831,301,895
2) Receivables			
Due within 12 months from			
subsidiary companies	17,483	104,035	(86,552)
associated companies	58,973	-	58,973
others	10,716,241	14,974,673	(4,258,432)
	10,792,697	15,078,708	(4,286,011)
Due after 12 months			
subsidiary companies	18,201	231,572	(213,371)
associated companies	156,932	95,535	61,397
others	52,417,618	91,610,728	(39,193,110)
	52,592,751	91,937,835	(39,345,084)
3) Other securities	-	-	-
4) Treasury stock	2,298,156	2,298,156	-
Total financial fixed assets	30,947,112,949	10,159,442,149	20,787,670,800
Total fixed assets (B)	**31,107,431,875**	**10,236,158,667**	**20,871,273,208**

958

	31.12.2000	31.12.1999	Changes
C) CURRENT ASSETS			
I. Inventories	-	-	-
II. Receivables			
Due within 12 months from			
Customers	1,813,144	3,380,388	(1,567,244)
Subsidiary companies			
- trade and other receivables	892,924,627	3,879,458	889,045,169
- interest bearing current accounts	45,267,667	65,127,375	(19,859,708)
Associated companies			
- trade and other receivables	51,556	472,229	(420,673)
- interest bearing current accounts	81,060	76,898	4,162
Others			
- miscellaneous	843,967,024	269,704,444	574,262,580
- interest bearing current accounts	25,894,762	21,769,617	4,125,145
	1,809,999,840	364,410,409	1,445,589,431
Due after 12 months	-	-	-
Total receivables	1,809,999,840	364,410,409	1,445,589,431
III. Financial assets not held as fixed assets			
Equity investments in subsidiary companies	300,098,395	-	300,098,395
Other securities	70,937,978	76,056,373	(5,118,395)
Receivables for securities held under reverse repurchase agreements	875,008	132,826,975	(131,951,967)
Total financial assets not held as fixed assets	371,911,381	208,883,348	163,028,033
IV. Liquid funds			
Bank and post office deposits	838,892,389	98,919,431	739,972,958
Cash	3,792	5,584	(1,792)
Total liquid funds	838,896,181	98,925,015	739,971,166
Total current assets (C)	**3,020,807,402**	**672,218,772**	**2,348,588,630**
D) ACCRUED INCOME AND PREPAID EXPENSES			
1) Discounts on loan issues	-	-	-
2) Other accrued income and prepaid expenses			
subsidiary and associated companies	4,147	13,487	(9,340)
third parties	9,425,707	7,471,513	1,954,194
Total accrued income and prepaid expenses (D)	**9,429,854**	**7,485,000**	**1,944,854**
TOTAL ASSETS	**34,137,669,131**	**10,915,862,439**	**23,221,806,692**

a59

LIABILITIES AND SHAREHOLDERS' EQUITY		31.12.2000	31.12.1999	Changes
A) SHAREHOLDERS' EQUITY				
I.	*Share capital*	4,914,694,381	2,486,863,302	2,427,831,079
I.bis	*Share capital increase to be filed with the Register of Companies (article 2444 of the Civil Code)*	397,707	11,323,083	(10,925,376)
I.ter	*Share capital increase payment relating to shares to be issued*	26,127	22,049	4,078
I. quater	*Shares in exchange with Tecnost shares*	1,999,439,092	-	1,999,439,092
II.	*Additional paid-in capital*	3,196,212,781	2,267,219,725	928,993,056
II.bis	*Additional paid-in capital in respect of share capital increases to be filed with the Register of Companies*	-	14,342,318	(14,342,318)
III.	*Revaluation reserves*	1,128,827	-	1,128,827
IV.	*Legal reserve*	877,318,758	-	877,318,758
V.	*Reserve for treasury stock*	2,298,156	2,298,156	-
VII.	*Other reserves*	2,075,652,903	-	2,075,652,903
VIII.	*Retained earnings (accumulated losses)*	-	(159,759,034)	159,759,034
IX.	*Net income (loss) for the year*	869,820,034	2,832,065,255	(1,962,245,221)
Total shareholders' equity (A)		**13,936,988,766**	**7,454,374,854**	**6,482,613,912**
B) RESERVES FOR RISKS AND CHARGES				
1)	Employee pensions and similar obligations	-	-	-
2)	a) Reserves for taxation	516,457	516,457	-
	b) Reserves for deferred taxation	824,199,940	-	824,199,940
3)	Other provisions	232,320,173	215,483,883	16,836,290
Total reserves for risks and charges (B)		**1,057,036,570**	**216,000,340**	**841,036,230**
C) RESERVE FOR EMPLOYEE SEVERANCE INDEMNITIES		**4,126,520**	**6,185,118**	**(2,058,598)**

960

	31.12.2000	31.12.1999	Changes
D) PAYABLES			
Due within 12 months			
1) Bonds	258,228,450	-	258,228,450
2) Convertible bonds	-	-	-
3) Due to banks	1,496,979,912	325,227,276	1,171,752,636
4) Due to other lenders	5,828,175	4,537,951	1,290,224
5) Advances	3,772,422	3,772,422	-
6) Due to suppliers	27,972,551	30,345,534	(2,372,983)
7) Notes payables	-	-	-
8) Due to subsidiary companies			
- trade and other payables	104,725,496	3,427,639	101,297,857
- *interest bearing current accounts*	54,716,974	27,988,050	26,728,924
9) Due to associated companies			
- trade and other payables	1,474	105,904	(104,430)
10) Due to controlling company	-	-	-
11) Due to tax authorities	1,114,696	713,494,942	(712,380,246)
12) Due to social security authorities	637,364	958,111	(320,747)
13) Other payables			
- miscellaneous	9,591,788	11,710,749	(2,118,961)
- interest bearing current accounts	-	103,834	(103,834)
	1,963,569,302	1,121,672,412	841,896,890
Due after 12 months			
1) Bonds	-	258,228,450	(258,228,450)
2) Convertible bonds	19,262,977	45,005,916	(25,742,939)
3) Due to banks	137,147,847	231,319,800	(94,171,953)
4) Due to other lenders	18,900,009	22,794,444	(3,894,435)
5) Due to subsidiary companies	15,505,008,816	1,506,727,164	13,998,281,652
	15,680,319,649	2,064,075,774	13,616,243,875
Total payables (D)	**17,643,888,951**	**3,185,748,186**	**14,458,140,765**
E) ACCRUED EXPENSES AND DEFERRED INCOME			
1) Premiums on loan issues	-	-	-
2) Other accrued expenses and deferred income			
Group companies	1,474,473,357	38,802,838	1,435,670,519
Third parties	21,154,967	14,751,103	6,403,864
Total accrued expenses and deferred income (E)	**1,495,628,324**	**53,553,941**	**1,442,074,383**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**34,137,669,131**	**10,915,862,439**	**23,221,806,692**

MEMORANDUM ACCOUNTS	**31.12.2000**	**31.12.1999**	**Changes**
Personal guarantees given, net of counter-securities received	19,115,230,000	2,516,790,000	16,598,440,000
Commitments	443,857,447	16,960,000	426,897,447
Other accounts	3,810,000	3,840,000	(30,000)
TOTAL MEMORANDUM ACCOUNTS	**19,562,897,447**	**2,537,590,000**	**17,025,307,447**

96l

Olivetti S.p.A.
Income Statement (in euro)

	Year 2000	Year 1999	Changes
A) VALUE OF PRODUCTION			
1) Revenues from sales and services	-	-	-
2) Changes in inventorie of work in progress, semifinished and finished products	-	-	-
3) Changes in contract work in progress	-	-	-
4) Capitalized production	-	-	-
5) Other revenues and income:			
- other	17,216,176	17,070,491	145,685
Total value of production (A)	**17,216,176**	**17,070,491**	**145,685**
B) COSTS OF PRODUCTION			
6) Raw, ancillary and consumable materials and goods for resale	347,062	1,125,926	(778,864)
7) Services received	49,079,749	40,929,197	8,150,552
8) Leases and rentals	2,538,537	3,560,678	(1,022,141)
9) Personnel			
a) Wages and salaries	8,440,803	13,426,974	(4,986,171)
b) Social security charges	2,399,368	4,320,866	(1,921,498)
c) Termination indemnities	938,693	2,091,574	(1,152,881)
d) Employee pension and similar obligation charges	-	-	-
e) Other costs	106,285	1,934,648	(1,828,363)
	11,885,149	21,774,062	(9,888,913)
10) Amortisation, depreciation and write-downs			
a) Amortization of intangible fixed assets	24,025,339	19,852,441	4,172,898
b) Depreciation of tangible fixed assets	923,543	1,008,513	(84,970)
c) Other amounts written down on fixed assets	-	-	-
d) Write-down of receivables classified as current assets and of liquid funds	10,837,226	18,248,978	7,411,752
	35,786,108	39,109,932	(3,323,824)
11) Changes in inventories of raw, ancillary and consumable materials and goods for resale	-	-	-
12) Provisions for risks	15,001,368	175,599,931	(160,598,563)
13) Other provisions	-	-	-
14) Other operational expenses	3,272,092	71,016,492	(67,744,400)
Total costs of production (B)	**117,910,065**	**353,116,218**	**(235,206,153)**
DIFFERENCE BETWEEN VALUE AND COSTS OF PRODUCTION (A–B)	**(100,693,889)**	**(336,045,727)**	**235,351,838**

962

	Year 2000	Year 1999	Changes
C) FINANCIAL INCOME AND EXPENSES			
15) Income from equity investments			
- *subsidiary companies*	1,414,381,919	600,805	1,413,781,114
- associated companies	15,500,642	14,233,538	1,267,104
- other companies	2,925,626	2,021,247	904,379
	1,432,808,187	16,855,590	1,415,952,597
16) Other financial income			
a) *income from receivables classified as fixed assets from*			
- subsidiary companies	9,119	51,699	(42,580)
- associated companies	8,130	3,707	4,423
- other companies	14,510	127,418	(112,908)
	31,759	182,824	(151,065)
b) income from securities held as fixed assets	-	-	-
c) income from securities held as current assets	9,326,665	17,111,320	(7,784,655)
d) other income			
- subsidiary companies	7,924,364	17,098,697	(9,174,333)
- associated companies	4,162	205	3,957
- others	24,360,471	29,370,503	(5,010,032)
	32,288,997	46,469,405	(14,180,408)
	41,647,421	63,763,549	(22,116,128)
17) Interest and other financial charges			
a) subsidiary companies	331,067,484	54,200,077	276,867,407
b) associated companies	-	-	-
c) others	76,761,463	98,605,323	21,843,860
	(407,828,947)	(152,805,400)	(255,023,547)
Total financial income and expenses (C)	**1,066,626,661**	**(72,186,261)**	**1,138,812,922**
D) VALUE ADJUSTMENTS TO FINANCIAL ASSETS			
18) Revaluations			
19) Write-down			
a) on equity investments	10,208,668	2,396,763,152	2,386,554,484
b) on financial fixed assets other than equity investments	-	-	-
c) on securities held as current assets other than equity investments	-	-	-
Total value adjustments to financial assets (D)	**(10,208,668)**	**(2,396,763,152)**	**2,386,554,484**
E) EXTRAORDINARY INCOME AND CHARGES			
20) Income			
- Gains on disposals	18,479,101	6,907,094,720	(6,888,615,619)
- Other income	8,410,649	18,154,706	(9,744,057)
	26,889,750	6,925,249,426	(6,898,359,676)
21) Charges			
- Losses on disposals	360,885	7,228,239	6,867,354
- Other charges	1,201,212	519,864,473	518,663,261
	1,562,097	527,092,712	525,530,615
Total extraordinary income and charges (E)	**25,327,653**	**6,398,156,714**	**(6,372,829,061)**
RESULT BEFORE TAXATION (A-B+C+D+E)	**981,051,757**	**3,593,161,574**	**(2,612,109,817)**
22) Income tax for the year	(111,231,723)	(761,096,319)	649,864,596
23) NET RESULT FOR THE YEAR	**869,820,034**	**2,832,065,255**	**(1,962,245,221)**

Explanatory Notes

Form and content of the Financial Statements

The Financial Statements as at 31 December 2000 have been prepared and presented in accordance with the Italian Civil Code interpreted by the accounting principles established by the Italian Accounting Profession ("Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri") and, in the absence thereof, by the International Accounting Standards Committee (IASC). They comprise the Balance Sheet (prepared and presented in accordance with the formats specified in articles 2424 and 2424-bis of the Italian Civil Code), the Income Statement (prepared and presented in accordance with the format specified in articles 2425 and 2425-bis of the Italian Civil Code) and these Explanatory Notes.
The Explanatory Notes are provided to illustrate, analyse and supplement the data reported in the Financial Statements and include the information required by article 2427 of the Italian Civil Code, by other provisions as set forth in Legislative Decree No. 127/1991 or by other laws, and additional information is provided in order to present a true and fair view, even if not required by specific legislation.
The Explanatory Notes also include information requested by the Italian Securities and Investments Board (Consob) relating to holding companies as set forth in communication No. 94001437 dated 23 February 1994.

Accounting policies in the valuation of Financial Statements items, in the value adjustments and conversion of values not originally expressed in Euro

The main accounting policies adopted to prepare and present the Financial Statements as at 31 December 2000 comply with art. 2426 of the Italian Civil Code and are described below:

1) Intangible fixed assets

Intangible fixed assets are recorded at their purchase or production cost including related charges and amortised over the period of their expected useful working life.
Formation and expansion costs and purchased goodwill are capitalised with the prior consent of the Independent Auditors and amortised over a period of five years and ten years, respectively. As from fiscal 1999, registration duty relating to share capital increases is not capitalised under intangible fixed assets as in previous years, but charged to the Income Statement, under Other operational charges. Registration duty relating to the 1999 share capital increase in respect of the Public Tender Offer on Telecom Italia has been accounted for as an extraordinary charge, as have all the other costs relating to the Public Tender Offer. The residual cost of duty capitalised under formation and expansion costs in previous financial periods has been reversed and accounted for as an extraordinary charge. Intangible fixed assets are appropriately written down to reflect any other than temporary impairment in value and their book value is reinstated in subsequent years if the reasons for such write-downs no longer apply.

964

2) Tangible fixed assets and depreciation

Tangible fixed assets are stated at their purchase or construction cost, including financial charges incurred over the period of construction of the asset if this period is of significant duration, up to the time the tangible fixed asset is utilised. Tangible fixed assets are appropriately written down to reflect any other than temporary impairment in value and their book value is reinstated in subsequent years if the reasons for such write-downs no longer apply.
Ordinary depreciation is provided on a straight-line basis using rates that reflect the residual useful working life of the assets concerned.
The Company also provides accelerated depreciation for some categories of assets in order to obtain the benefits deriving from deferred taxation, as allowed by current tax legislation.
Ordinary maintenance costs are fully charged to the Income Statement, costs incurred that extend the useful working life of assets are capitalised as part of the said assets and depreciated over the remaining useful working life thereof.

3) Equity investments and securities held as financial fixed assets

Equity investments held as financial fixed assets are stated at purchase cost (LIFO method with annual steps) and written down to reflect any other than temporary impairment in value; their original value is reinstated in subsequent years if the reasons for such write-downs no longer apply.
Securities held as fixed assets are valued at their purchase cost (LIFO method with annual steps) and adjusted on an accrual basis for the difference between such cost and the redemption value, written down to reflect any other than temporary impairment in value; their original value is reinstated in subsequent years if the reasons for such write-downs no longer apply.

4) Accounts receivable and payable

Accounts receivable are recorded at the estimated realisable value and classified as financial fixed assets or as current assets. Accounts payable are stated at their face value.

5) Equity investments and securities not held as financial fixed assets

Securities and equity investments in listed companies held as current assets are valued at whichever is lower between the cost and the market value, the latter being determined on the basis of the arithmetical mean of the December stock market prices; if the reasons for write-downs no longer apply, the original value is reinstated in subsequent years to the extent that it does not exceed market value.
Securities held under reverse repurchase agreements are recorded at their purchase cost and classified as financial assets not held as fixed assets. Income and charges relating to such transactions are recognised on an accrual basis, taking into account of both the difference between the related spot and forward prices, and the income generated by such assets over the duration of the transactions.

6) Accruals, prepayments and deferrals

Costs and income common to two or more financial periods are entered under the item Accruals, prepayments and deferrals to reflect the accrual accounting principle.

7) Reserves for risks and charges

Specific reserves are provided for to cover known or likely losses or liabilities of a given nature, the extent of which are uncertain at year-end; the provisions reflect, therefore, the best estimate based on the information available.

8) Reserve for employee severance indemnities

This reserve is provided for in accordance with current legislation and employment contracts and reflects the liability accrued to all employees at the closing date of the Financial Statements.

9) Recognition of revenues

Revenues from services are credited to the Income Statement at the time the services are provided.

10) Research and development

Interest-relief grants relating to financial charges accruing to research loans are accounted on an accrual basis and credited directly to the Income Statement for the financial period to reduce financial charges.

11) Exchange rate differences arising on transactions in foreign currency and translation criteria of foreign currency items

Receivables and payables denominated in non-EMU currencies are originally translated into Euro by adopting the accounting rates at the date of the respective transactions. Exchange rate differences arising at the time of collecting receivables or settlement of payables in non-EMU currencies are credited or charged to the Income Statement.
Gains or losses arising from alignment with the applicable exchange rates in force in December with regard to payables and receivables are credited or charged to the Income Statement for the period.
Total exchange rate differences are illustrated in the specific comment on financial income and charges.

12) Forward currency transactions

As regards forward purchase or sale transactions of foreign currency at fixed exchange rates pertaining to specific receivables and payables expressed in foreign currency, or a net exposure in foreign currency, the difference that emerges by comparing the exchange rate applicable at the date the transaction was executed and the forward fixed exchange rate is charged to the Income Statement for the duration of the said transaction; furthermore, profits or losses resulting from the comparison between the exchange rate in force at the date the transaction was executed and the exchange rate applicable at the closing date the Financial Statements are entered in the Income Statement if the profits or losses deriving from the modified exchange rate ratio pertaining to the corresponding assets and liabilities expressed in foreign currency are also charged to the Income Statement.
Gains or losses arising from other forward purchases or sales of foreign currency at fixed exchange rates, determined by reference to the comparable forward rates at the closing date of the Financial Statements are recorded in the Income Statement.

13) Forward interest rate transactions

The interest-rate differentials to be paid or received on interest rate swaps and similar transactions accruing at the closing date of the Financial Statements are entered on an accrual basis in the Income Statement under financial income and charges.

The consideration for the options acquired or sold in connection with forward interest rate transactions are carried in the Income Statement over the duration of the said option.

14) Dividends

Dividend income and the relative tax credit from subsidiary companies are entered as accrued, namely in the year such income is formed; dividends of other equity investments are carried in the financial period in which they are collected.

15) Capital gains from contribution of businesses

Capital gains generated by the contribution of branches of business in respect of the corporate spin-off process are entered in the Income Statement and classified as extraordinary income.

16) Surplus generated from merger

The surplus emerging from the merger of the subsidiary Tecnost S.p.A. was accounted in the shareholders' equity under reserves.

17) Value adjustments and provisions charged exclusively for tax purposes

Value adjustments and provisions charged exclusively for tax purposes, comprising accelerated depreciation as allowed under specific tax laws and write-downs of equity investments, are carried in the respective headings of the Income Statement.

18) Income taxes

Current tax liabilities are provided, where applicable, as amounts due to tax authorities, based on a reasonable estimate of taxation for the year. In addition, in accordance with the balance sheet liability method, deferred taxes or prepaid taxes are recognised on all temporary differences between the book values of assets and liabilities and their corresponding tax values, applying tax rates expected in the periods in which the temporary differences will be reversed.
The benefit of tax-loss which can be carried forward is recognised to the extent that a reasonable certainty exists that future taxable income will be available against which such amounts carried forward can be utilised, in accordance with current legislation.

19) Grouping of Financial Statements items

The Financial Statements as at 31 December 2000 do not include any groupings of items.

20) Reporting currency

The Parent Company has adopted the Euro as its reporting currency as from 1 January 1999; all amounts in the Explanatory Notes are therefore expressed in Euro unless indicated otherwise.

21) Departures allowed under paragraph 4, article 2423 of the Italian Civil Code.

It is hereby confirmed that no departures were applied in the attached Financial Statements pursuant to paragraph 4, art. 2423 of the Italian Civil Code.

Comments on assets

B) Fixed assets

I. Intangible fixed assets

Net intangible fixed assets, as at 31 December 2000 totalled Euro 158.3 million (Euro 74.3 million as at 31 December 1999).

	Net value at 31.12.1999	New costs	Amortization	Net value at 31.12.2000
1) Start-up and expansion costs	73,273,109		(19,096,342)	54,176,767
3) Industrial patents and intellectual property rights	5,165		(2,066)	3,099
7) Other				
- Extraordinary maintenance and leasehold improvements	12,414	2,158,950	(254,758)	1,916,606
- Costs relating to the issue of bonds	1,037,200		(691,464)	345,736
- Costs relating to borrowings, sustained by Tecnost S.p.A.		105,839,469	(3,980,709)	101,858,760
	1,049,614	107,998,419	(4,926,931)	104,121,102
Total	**74,327,888**	**107,998,419**	**(24,025,339)**	**158,300,968**

Start-up and expansion costs are comprised of expenses associated with operations concerning the increase in share capital, incurred during 1999 and amortised over a period of five years.
Extraordinary maintenance and leasehold improvements increased during the financial period by Euro 2.2 million in respect of expenses incurred to restructure property utilised by "Associazione Interaction Design Institute" of Ivrea, following the commitment in kind undertaken by Olivetti, in favour of the Association itself. The said costs are amortised according to the duration of the agreements.
The increase in costs relating to the issuance of bond loans and financing equal to Euro 105.8 million derived from the merger of Tecnost S.p.A.
The said costs referred in particular to Euro 84.1 million in respect of expenses incurred by Olivetti Finance N.V. (formerly Tecnost International N.V.) in connection with the issue of the convertible 2000-2005 bond loan denominated "1.00 per Cent. Guaranteed Exchangeable Bonds" which enabled the issuer, in turn, to finance Tecnost S.p.A. at significantly more favourable interest rates compared to the rates charged on financing granted up to that date. The lower financial charges were counterbalanced, therefore, by the issuance costs, re-charged to Tecnost S.p.A., and amortised in relation to the duration of the loan.



II. Tangible fixed assets

Breakdown of tangible fixed assets:

	Cost	Accumulated depreciation	Net book value at 31.12.2000	% accum.deprec. at 31.12.2000	Net book value at 31.12.1999
1) Land and buildings	-	-	-	-	-
2) Plant and machinery					
General plant	27,889	(2,788)	25,101	10.0	-
Electronic plant	4,933,161	(3,328,201)	1,604,960	67.5	1,273,726
Machinery and specific plant	6,149,616	(6,142,096)	7,520	99.9	30,086
	11,110,666	**(9,473,085)**	**1,637,581**	**85.3**	**1,303,812**
3) Industrial and commercial equipment	**10,259,589**	**(10,259,589)**	-	**100.0**	-
4) Other assets					
Vehicles	383,403	(364,390)	19,013	95.0	57,037
Furniture and fittings	2,222,164	(1,894,143)	328,021	85.2	108,287
	2,605,567	**(2,258,533)**	**347,034**	**86.7**	**165,324**
5) Assets under construction and advance payments					
Assets under construction	**33,343**	-	**33,343**	-	**919,494**
Total	**24,009,165**	**(21,991,207)**	**2,017,958**	**91.6**	**2,388,630**

The branch of business dedicated to accounting and administration was transferred to the newly established company Olivetti Servizi Amministrativi S.r.l. during the financial period; the values of the transferred tangible fixed assets are shown below in the movements of the gross values and of the depreciation.
The gross value of assets during fiscal 2000 changed as follows:

	Cost at 31.12.1999	Additions	Disposals and reclassifications	Transfer of business unit	Cost at 31.12.2000
1) Land and buildings	-	-	-	-	-
2) Plant and machinery					
General plant	-	27,889	-	-	27,889
Electronic plant	4,303,449	325,551	1,275,478	(971,317)	4,933,161
Machinery and specific plant	6,145,890	3,357	369	-	6,149,616
	10,449,339	**356,797**	**1,275,847**	**(971,317)**	**11,110,666**
3) Industrial and commercial equipment	**10,259,589**	-	-	-	**10,259,589**
4) Other assets					
Vehicles	414,049	-	(30,646)	-	383,403
Furniture and fittings	2,144,849	309,754	(107,648)	(124,791)	2,222,164
	2,558,898	**309,754**	**(138,294)**	**(124,791)**	**2,605,567**
5) Assets under construction and advance payments					
Assets under construction	**919,494**	**464,998**	**(1,351,149)**	-	**33,343**
Total	**24,187,320**	**1,131,549**	**(213,596)**	**(1,096,108)**	**24,009,165**

969

Changes in depreciation for fiscal 2000 were as follows:

Accumulated ordinary depreciation	Accumulated depreciation at 31.12.1999	Provision for the year	Disposals and reclassifications	Transfer of business unit	Accumulated depreciation at 31.12.2000
1) Land and buildings	-	-	-	-	-
2) Plant and machinery					
General plant	-	1,394	-	-	1,394
Electronic plant	1,854,636	486,343	8,321	(263,853)	2,085,447
Machinery and specific plant	5,531,097	22,508	(716)	-	5,552,889
	7,385,733	**510,245**	**7,605**	**(263,853)**	**7,639,730**
3) Industrial and commercial equipment	**6,911,744**	-	-	-	**6,911,744**
4) Other assets					
Vehicles	237,189	19,012	(19,814)	-	236,387
Furniture and fittings	1,721,300	31,996	(57,689)	(104,806)	1,590,801
	1,958,489	**51,008**	**(77,503)**	**(104,806)**	**1,827,188**
Total accumulated ordinary depreciation	**16,255,966**	**561,253**	**(69,898)**	**(368,659)**	**16,378,662**

Accumulated accelerated depreciation					
1) Land and buildings	-	-	-	-	-
2) Plant and machinery					
General plant	-	1,394	-	-	1,394
Electronic plant	1,175,087	306,533	(81,631)	(157,235)	1,242,754
Machinery and specific plant	584,707	3,356	1,144	-	589,207
	1,759,794	**311,283**	**(80,487)**	**(157,235)**	**1,833,355**
3) Industrial and commercial equipment	**3,347,845**	-	-	-	**3,347,845**
4) Other assets					
Vehicles	119,823	19,012	(10,832)	-	128,003
Furniture and fittings	315,262	31,995	(23,930)	(19,985)	303,342
	435,085	**51,007**	**(34,762)**	**(19,985)**	**431,345**
Total accumulated accelerated depreciation	**5,542,724**	**362,290**	**(115,249)**	**(177,220)**	**5,612,545**
Total accumulated depreciation	**21,798,690**	**923,543**	**(185,147)**	**(545,879)**	**21,991,207**

Ordinary depreciation was calculated by adopting rates deemed to represent the residual useful working life of the respective tangible fixed assets.

The rates applied, reduced by 50% for assets acquired during the year, were as follows:

Buildings	3%
Plant and machinery	10% - 20%
Other fixtures and fittings, tools and equipment	20% - 40%
Other assets:	
Electronic office machines	20%
Office furniture and fittings	12%
Motor vehicles	25%

Furthermore, as in previous years, accelerated depreciation was charged in accordance with current tax laws. Accelerated depreciation charge totalled Euro 0.9 million (included in the total charge for the year, heading B10b of the Income Statement).
As at 31 December 2000, tangible fixed assets were depreciated by 91.6% compared with 90.1% at the end of fiscal 1999.
Accelerated depreciation for the current year and previous years, charged in accordance with current tax laws, was classified as a deduction of the relevant asset items.

III. Financial fixed assets

Equity investments

As at 31 December 2000, equity investments totalled Euro 30,881.4 million, an increase of Euro 20,831.3 million compared with 31 December 1999 (Euro 10,050.1 million), as analysed below:

	Net book value
As of 31 December 1999	**10,050,127,450**
Operations connected to the upstream merger of Tecnost S.p.A.:	
Acquisition of equity investments	30,513,644,981
Cancellation of equity investment in Tecnost S.p.A.	(9,646,629,663)
Free allotment of Seat shares:	
Valuation of Seat P.G. S.p.A. shares	300,098,395
Contextual write-down of the equity investment in Telecom Italia S.p.A.	(300,098,395)
Acquisition of Tecnost Sistemi S.p.A. shares	129,114,225
Contribution of Tecnost Sistemi S.p.A. shares	(129,114,225)
Subscription of Olivetti Tecnost capital increase through the contribution of Tecnost Sistemi shares	143,000,000
Subscription of Webegg S.p.A. capital increase trough the contribution of Telemedia Applicazioni S.p.A. shares	6,553,581
Other acquisitions, capital subscriptions and replenishments of losses	127,426,414
Other disposals	(2,386,355)
Write-downs	(10,208,668)
Reclassification of Seat P.G. equity investment under financial assets not held as fixed assets	(300,098,395)
	20,831,301,895
As of 31 December 2000	**30,881,429,345**

Equity investments were acquired amounting to Euro 30,513.6 million following the merger of Tecnost S.p.A., legally executed on 31 December 2000; the breakdown is as follows:
- Telecom Italia S.p.A. for Euro 30,440.6 million;
- TechnoProduzioni S.p.A. (formerly Olteco-Fin S.p.A.) for Euro 25.8 million;
- Olivetti Finance N.V. (formerly Tecnost International N.V.) for Euro 46.9 million;
- Lottomatica S.p.A. and other minor investments for Euro 0.3 million;

Concurrently the equity investment in Tecnost S.p.A. amounting to Euro 9,646.6 million was cancelled.
The equity investment in Seat Pagine Gialle derives from the shares acquired from the partial spin-off of Telecom Italia S.p.A. with a transfer of TIN.IT S.p.A. shares, in exchange with which the shareholders of Telecom Italia were assigned No. 56 Seat Pagine Gialle shares for every 1,000 shares held.
The merged company Tecnost S.p.A., owner of no. 2,850,255,432 Telecom Italia shares was therefore assigned No. 159,614,304 Seat Pagine Gialle shares.
The value of the Seat Pagine Gialle shares amounting to the Euro 300.1 million (Euro 1.88 per share) was determined by adopting the cost repartition method based on the economic value of the equity transferred to the beneficiary.
The cost of the Telecom Italia equity investment was consequently reduced by the same amount.
In February 2000 the equity investment in Tecnost Sistemi S.p.A. (Euro 129.1 million) was purchased from Tecnost S.p.A. and then contributed to Olivetti Tecnost S.p.A. (formerly Olivetti Lexikon S.p.A.) in reference to the increase in capital thereof, for a value of Euro 143 million generating a capital gain of Euro 13.9 million.
The other changes comprised:

- acquisitions of shares in the following companies for Euro 56.6 million:
  - Euro 26.9 million Webegg S.p.A.;
  - Euro 29.7 million Mediobanca S.p.A.;
- share capital increases for Euro 70.8 million referred to:
  - Euro 52.7 million Olivetti Tecnost S.p.A.;
  - Euro 15.6 million Webegg S.p.A.;
  - Euro 0.9 million Fin-Priv. S.r.l.;
  - Euro 1.6 million Olivetti Finanziaria Industriale S.p.A.
- disposals of equity investments in the following companies for Euro 2.4 million:
  - Euro 2.1 million Telemedia Applicazioni S.p.A.;
  - Euro 0.3 million Eustema S.p.A.
- write-downs of Olivetti Finanziaria Industriale S.p.A. for Euro 10.2 million.

The equity investment in Seat Pagine Gialle was reclassified under financial assets not held as fixed assets, since the sale had been planned.

The aggregate value of equity investments would be 2,166 million euro higher, had the equity investments in Telecom Italia S.p.A. and Olivetti International S.A. not been written down in 1999 for tax purposes; therefore, Olivetti S.p.A. shareholders' equity at 31 December 2000 would be 1,917 million euro higher (net of the corresponding tax effect of 249 million euro).

The breakdown of the opening balances for the equity investments classified as financial fixed assets were as follows:

	Shares/quota at 31.12.1999	Original cost	Losses and write-downs	Replenishments and capital restorations	Book value at 31.12.1999
Subsidiary companies					
Tecnost S.p.A.	4,101,458,190	11,717,914,399	(2,071,284,736)		9,646,629,663
Olivetti International S.A.	3,999,998	442,739,664	(778,241,328)	365,800,674	30,299,010
Olivetti Management of America Inc.	100	98,127	(98,127)		-
Olivetti Multiservices S.p.A.	33,131,900	176,156,192	(9,174,314)		166,981,878
Olivetti Finanziaria Industriale S.p.A.	113,000,000	77,379,655	(17,347,900)	(16,274,462)	43,757,293
Olivetti Tecnost S.p.A. (ex Olivetti Lexikon S.p.A.)	558,000,000	343,185,609	(266,801,172)		76,384,437
Telemedia Applicazioni S.p.A.	3,000,000	2,056,531			2,056,531
Finsiel S.p.A.	18,320	429,486			429,486
Total subsidiary companies		**12,759,959,663**	**(3,142,947,577)**	**349,526,212**	**9,966,538,298**
Associated companies					
Distretto Tecnologico del Canavese	225,000	117,752			117,752
Eurofly S.p.A.	324,000	2,835,348	(2,835,347)		1
Eustema S.p.A.	204,000	325,368			325,368
IN.VA. S.p.A.	400,000	206,583	(44,817)		161,766
Istituto R.T.M. S.p.A.	1,300,000	671,394	(36,949)	26,843	661,288
Lottomatica S.p.A.	19,080	3,095,643	(27,889)		3,067,754
		7,252,088	(2,945,002)	26,843	4,333,929
Other					26,147
Total associated companies					**4,360,076**
Other investments					
Eurofly Service S.p.A.	387,915	482,006	(1,064,845)	787,700	204,861
Parfin S.p.A.	49,500	255,646			255,646
Fin.Priv. S.r.l.	8	10,156,977			10,156,977
Mediobanca S.p.A.	9,520,000	68,513,792			68,513,792
		79,408,421	(1,064,845)	787,700	79,131,276
Other					97,800
Total other investments					**79,229,076**
Total					**10,050,127,450**

The changes in equity investments during fiscal 2000 are analysed in the table below:

Equity investments	Book value at 31. 12 1999 Shares	Amounts	Acquisitions, subscriptions and replenishments Shares	Amounts
Subsidiary companies				
Italian listed companies				
Tecnost S.p.A.	4,101,458,190	9,646,629,663		
Cancellation of Tecnost S.p.A. equity investment				
Equity investments acquired after the upstream merger of Tecnost S.p.A				
Telecom Italia S.p.A.			2,850,255,432	30,440,646,892
Reduction value of equity investment and valuation of Seat P.G. (a)				-
TechnoProduzioni S.p.A. (ex Olteco-Fin)			50,000,000	25,822,844
Foreign unlisted companies				
Olivetti International S.A.	3,999,998	30,299,010		-
Equity investments acquired after the upstream merger of Tecnost S.p.A				
Olivetti Finance N.V. (ex Tecnost International N.V.)			10,336,646	46,905,655
Italian unlisted companies				
Olivetti Multiservices S.p.A.	33,131,900	166,981,878		-
Finsiel S.p.A.	18,320	429,486		-
Olivetti Finanziaria Industriale S.p.A.	113,000,000	43,757,293		1,560,041
Olivetti Tecnost S.p.A. (ex Olivetti Lexikon)	558,000,000	76,384,437		195,726,577
Tecnost Sistemi S.p.A.		-	180,000,000	129,114,225
Telemedia Applicazioni S.p.A.	3,000,000	2,056,531		-
Webegg S.p.A.			16,553,581	49,049,050
Total subsidiary companies		**9,966,538,298**		**30,888,825,284**
Associated companies				
Italian unlisted companies				
Eurofly S.p.A.	324,000	1		
Eustema S.p.A.	204,000	325,368		
IN.VA. S.p.A.	400,000	161,766		
Istituto R.T.M. S.p.A.	1,300,000	661,288		
Lottomatica S.p.A.	19,080	3,067,754		
Shares acquired following the Tecnost S.p.A. upstream merger		-	1,900,050	255,647
OCN Trading S.r.l. (in winding-up)	32,000	516		
Prom.In.Ter. S.r.l.	25,000	10,137		
Consorzio per il Distretto Tecnologico del Canavese	225,000	117,752		
Other		15,494		
Total associated companies		**4,360,076**		**255,647**
Other investments				
Eurofly Service S.p.A.	387,915	204,861		
Fin.Priv. S.r.l.	8	10,156,977		897,344
Mediobanca S.p.A.	9,520,000	68,513,792	3,317,000	29,741,818
Others		353,446		19,108
Total other investments		**79,229,076**		**30,658,270**
Total		**10,050,127,450**		**30,919,739,201**

(a) Seat Pagine Gialle acquired following the upstream merger of Tecnost S.p.A. is classified as financial asset not held as fixed asset for euro 300,098,395.
(b) The number of shares is changed in consequence of the re-denomination of share capital in euro

974

Disposals and demergers		Writedowns and net	Book value at 31.12.2000	
Shares	Amounts	capital restorations	Shares	Amounts
4,101,458,190	(9,646,629,663)		-	-
	-			
	(300,098,395)		2,850,255,432	30,140,548,497
			50,000,000	25,822,844
	-		3,999,998	30,299,010
	-		10,336,646	46,905,655
	-		33,131,900	166,981,878
	-		18,320	429,486
	-	(10,208,667)	35,000,000 (b)	35,108,667
	-		523,296,586 (b)	272,111,014
180,000,000	(129,114,225)			-
3,000,000	(2,056,531)		-	-
	-		16,553,581	49,049,050
	(10,077,898,814)	**(10,208,667)**		**30,767,256,101**
324,000		(1)	-	-
204,000	(325,368)		-	-
			400,000	161,766
			1,300,000	661,288
			24,700,650 (b)	3,323,401
			32,000	516
			25,000	10,137
			225,000	117,752
				15,494
	(325,368)	**(1)**		**4,290,354**
			387,915	204,861
			8	11,054,321
			12,837,000	98,255,610
	(4,456)			368,098
	(4,456)	**-**		**109,882,890**
	(10,078,228,638)	**(10,208,668)**		**30,881,429,345**

975

As at 31 December 2000, the stock market value of the equity investment in Mediobanca (Euro 12.085 per share) was Euro 98.3 million higher than the book value.

		Share capital nominal value	Shareholders' equity (in local currency)	Net income (loss) (in local currency)	Shares/quotas held	% held	Pro-quota (*) shareholders' equity (in euro)	Book value (in euro)
Subsidiary companies								
Italian listed companies								
Telecom Italia S.p.A.	Lire	7,426,157,226,000	36,235,334,603,576	4,954,261,597,624	2,850,255,432	38.38 (***)	7,182,671,453	30,140,548,497
Foreign unlisted companies								
Olivetti International S.A.	euro	500,000,000	26,776,958	(3,857,958)	3,999,998	100.00	26,776,945	30,299,010
Olivetti Finance N.V. (ex Tecnost Finance)	D.Gld.(**)	103,366,460	63,881,996	17,208,859	10,336,646	100.00	63,881,996	46,905,655
Italian unlisted companies								
Finsiel S.p.A.	Lire	116,132,400,000	401,058,847,297	87,121,360,026	18,320	1.58 (°)	3,267,490	429,486
Olivetti Multiservices S.p.A.	Lire (**)	331,319,000,000	168,243,641	1,036,037	33,131,900	100.00	168,243,641	166,981,878
Olivetti Finanziaria Industriale S.p.A.	euro	35,000,000	35,108,668	(10,253,559)	35,000,000	100.00	35,108,668	35,108,667
Olivetti Tecnost S.p.A. (ex Olivetti Lexikon S.p.A.)	euro	272,114,225	287,499,327	15,385,102	523,296,586	100.00	287,499,327	272,111,014
TechnoProduzioni S.p.A. (ex Olteco-Fin S.p.A.)	Lire (**)	50,000,000,000	26,718,368	500,526	50,000,000	100.00	26,718,368	25,822,844
Webegg S.p.A.	euro	33,107,162	67,205,772	1,770,148	16,553,581	50.00	33,602,886	49,049,050
Total subsidiary companies							**7,827,770,774**	**30,767,256,101**
Associated companies								
Italian unlisted companies								
Lottomatica S.p.A.	euro	63,335,000	129,402,209	53,372,118	24,700,650	19.50	25,233,431	3,323,401
IN.VA. S.p.A.	Lire	1,000,000,000	1,657,673,781	539,447,532	400,000	40.00	342,447	161,766
Istituto R.T.M. S.p.A.	Lire	3,577,000,000	3,601,284,192	146,038,117	1,300,000	36.34	675,952	661,288
OCN Trading S.r.l. (in winding-up)	Lire	80,000,000	59,924,435	(1,259,067)	32,000	40.00	12,379	516
Prom.In.Ter. S.r.l.	Lire	50,000,000	9,794,886	(1,834,109)	25,000	50.00	2,529	10,137
Cons. Distret. Tecn. Can.	Lire	861,000,000	3,454,539,388	10,484,307	225,000	26.13	466,234	117,752
Other							15,494	15,494
Total associated companies							**26,748,466**	**4,290,354**
Other investments								
Fin. Priv. S.r.l.	Lire	20,000,000	20,000,000	20,000,000	8	12.50	9,248,275	11,054,321
Mediobanca S.p.A.	Lire	642,163,615,000	5,886,843,577,255	244,769,020,891	12,837,000	2.00	59,232,484	98,255,609
Other investments							1,963,937	572,960
Total other investments							**70,444,696**	**109,882,890**
TOTAL EQUITY INVESTMENTS							**7,924,963,936**	**30,881,429,345**

(*) Pro-quota net equity, after distribution of dividends
(**) Share capital is denominated in local currency, while other amounts are denominated in euro
(***) 54.2 % on voting rights
(°) controlled indirectly through Telecom Italia S.p.A.

A comparison of the book values of equity investments in subsidiary companies (cost written down for other than temporary impairment in value or for tax purposes) and the corresponding portion of shareholders' equity (determined in accordance with the principles applicable to the consolidated Financial Statements) shows the aggregate equity investment book value to be higher by Euro 23,348.7 million:

(in millions of euro)	Book value of equity investments (a)	Portion of net equity as adjusted for consolidation purposes attributable to the Parent Company (b)	Differences (a-b)
Equity investments the book values of which are lower than the relevant portions of the net equity, as adjusted for consolidation purposes, attributable to the Parent Company:			
Olivetti Multiservices S.p.A.	167.0	171.3	(4.3)
Olivetti Finance N.V.	46.9	63.9	(17.0)
TechnoProduzioni S.p.A.	25.8	26.7	(0.9)
	239.7	261.9	(22.2)
Equity investments the book values of which are higher than the relevant portions of the net equity, as adjusted for consolidation purposes, attributable to the Parent Company:			
Telecom Italia S.p.A.	30,140.6	6,798.7	23,341.9
Olivetti International S.A.	30.3	26.8	3.5
Olivetti Tecnost S.p.A.	272.1	252.8	19.3
Webegg S.p.A.	49.0	43.0	6.0
Olivetti Finanziaria Industriale S.p.A.	35.1	34.9	0.2
	30,527.1	7,156.2	23,370.9
	30,766.8	**7,418.1**	**23,348.7**

The difference between the book value for the equity investment in Telecom Italia S.p.A. and the shareholders' equity as adjusted for consolidation purposes is essentially attributable to the consolidation goodwill, recognized as an asset in the consolidated Financial Statements of Olivetti, consequent to the acquisition of the said Telecom Italia.

Receivables

This heading includes both short-term and long-term financial receivables:

	31.12.2000	31.12.1999	Changes
Amounts due within 12 months			
Current portions of subsidized loans relating to:			
Subsidiary companies	17,483	104,035	(86,552)
Associated companies	58,973	-	58,973
Other companies	61,706	170,458	(108,752)
Getronics Solutions Italia S.p.A.	970,766	6,335,805	(5,365,039)
Consorzio per il Distretto Tecnologico del Canavese	51,646	25,823	25,823
Interest relief grants (Law no.346/1988)	9,632,123	8,442,587	1,189,536
Total amounts due within 12 months	**10,792,697**	**15,078,708**	**(4,286,011)**
Amounts due after 12 months			
Portions of subsidized loans relating to subsidiary companies			
Olivetti Tecnost S.p.A.	-	174,447	(174,447)
Olivetti I-Jet S.p.A.	35,684	51,715	(16,031)
Tecnost S.p.A.	-	109,445	(109,445)
less: current portions	(17,483)	(104,035)	86,552
Total amounts due from subsidiary companies after 12 months	18,201	231,572	(213,371)
Associated companies			
Istituto RTM S.p.A.	95,535	95,535	-
Baltea S.r.l.	120,370	-	120,370
less: current portions	(58,973)	-	(58,973)
Total amounts due from associated companies after 12 months	156,932	95,535	61,397
Portions of subsidized loans relating to other parties			
Intek S.p.A.	-	367,351	(367,351)
Nortel Italia S.p.A.	125,948	182,531	(56,583)
Consorzio per il Distretto Tecnologico del Canavese	307,166	378,437	(71,271)
less: current portions	(61,706)	(170,458)	108,752
Due from tax authorities for advances on severance indemnities	1,042,162	1,167,551	(125,389)
Due from Allen Bradley	56,294	-	56,294
Restricted deposit in favour of Getronics (ex Wang Lab.)	37,528,601	76,297,670	(38,769,069)
Cash guarantee deposits	13,419,153	13,387,646	31,507
Total amounts due from other parties after 12 months	52,417,618	91,610,728	(39,193,110)
Total amounts due after 12 months	**52,592,751**	**91,937,835**	**(39,345,084)**

928

Receivables, due within 12 months from third parties, referred in particular to Euro 9.6 million and receivables for interest relief grants (Law No. 346/1988).
Receivables due after 12 months amount to Euro 52.4 million and have decreased by Euro 39.2 million compared with 31 December 1999 mainly following the partial closure of an interest-bearing guarantee deposit in favour of Getronics (formerly Wang Laboratories), established with a leading bank to guarantee cover for any residual liabilities, which decreased from Euro 76.3 million at 31 December 1999 to Euro 37.5 million at 31 December 2000.
An interest rate and currency swap hedging transaction had been arranged in connection with the original guarantee deposit expiring in July 2001.
The hedging transaction was progressively reduced by partial guarantees, consistent with the movement of the guarantee deposit. The position totalled Euro 37.5 million as at 31 December 2000.

Treasury stock

As at 31 December 2000 the Parent Company held No. 2,697,500 ordinary shares (formerly savings shares converted into ordinary shares during the financial period) also acquired from employees, for a face value of Euro 2.7 million, recorded at a cost of Euro 2.3 million; a special restricted reserve is carried in the shareholders' equity for the same amount.

979

C) Current assets

II. Receivables

Receivables due within 12 months

	31.12.2000	31.12.1999	Changes
Due from third parties			
Customers	3,096,769	4,632,391	(1,535,622)
Trade notes receivable	137,378	176,628	(39,250)
	3,234,147	4,809,019	(1,574,872)
less: allowance for doubtful accounts	(1,421,003)	(1,428,631)	7,628
	1,813,144	3,380,388	(1,567,244)
Due from subsidiary companies			
for supplies and other	2,344,007	4,159,385	(1,815,378)
less: allowance for doubtful accounts	-	(279,927)	279,927
Telecom Italia dividends as accrued	890,580,620	-	890,580,620
	892,924,627	3,879,458	889,045,169
Interest bearing current accounts:			
- Olivetti Finanziaria Industriale S.p.A.	-	38,193,464	(38,193,464)
- Alladium S.p.A. (ex Olivetti Canon Industriale S.p.A.)	2,073,330	-	2,073,330
- O.i.S. S.p.A.	-	9,693,832	(9,693,832)
- Olivetti Multiservices S.p.A.	18,564,231	714,597	17,849,634
- Oliweb S.p.A.	2,272,870	-	2,272,870
- TechnoProduzioni S.p.A.	-	105,043	(105,043)
- Olivetti Finance N.V. (ex Tecnost International N.V.)	379,786	360,287	19,499
- Tecnost S.p.A.	-	5,854,866	(5,854,866)
- Olivetti I-Jet S.p.A.	18,315,055	-	18,315,055
- Olivetti Sanità S.p.A.	-	8,200,154	(8,200,154)
- Tecnost Sistemi S.p.A.	3,102,935	490,846	2,612,089
- Other subsidiary companies	559,460	1,514,286	(954,826)
	45,267,667	65,127,375	(19,859,708)
	938,192,294	69,006,833	869,185,461
Due from associated companies			
for supplies and other	51,556	472,229	(420,673)
interest bearing current accounts	81,060	76,898	4,162
	132,616	549,127	(416,511)
Due from others			
Withholdings and amounts due from tax authorities	212,855,082	112,531,796	100,323,286
VAT and other amounts due from public authorities	50,445,007	51,192,853	(747,846)
Due from employees	108,572	372,373	(263,801)
Prepaid tax credits	523,037,998	-	523,037,998
Amounts due from insurance companies	14,629,531	-	14,629,531
Receivables acquired from Getronics S.p.A. and O.i.S. Group	77,225,473	85,498,187	(8,272,714)
less: allowance for doubtful accounts	(41,214,369)	(36,196,125)	(5,018,244)
Others	7,159,656	56,305,360	(49,145,704)
less: allowance for doubtful accounts	(279,926)	-	(279,926)
	843,967,024	269,704,444	574,262,580
Loans and interest bearing current accounts	25,894,762	21,769,617	4,125,145
	869,861,786	291,474,061	578,387,725
Total receivables due within 12 months	**1,809,999,840**	**364,410,409**	**1,445,589,431**
Summary of receivables due within 12 months			
Total receivables for supplies and other			
Third parties	845,780,168	273,084,832	572,695,336
Group	892,976,183	4,351,687	888,624,496
	1,738,756,351	277,436,519	1,461,319,832
Total financial receivables			
Third parties	25,894,762	21,769,617	4,125,145
Group	45,348,727	65,204,273	(19,855,546)
	71,243,489	86,973,890	(15,730,401)
Total	**1,809,999,840**	**364,410,409**	**1,445,589,431**

Receivables due within 12 months amounted to Euro 1,810 million and increased by Euro 1,445.6 million compared with 31 December 1999.
The increase is due in particular to receivables deriving from dividends of Telecom Italia S.p.A. accruing on profits for fiscal 2000 (Euro 890.6 million) and the relative prepaid tax asset (Euro 523 million) which in fiscal 2001 will be reversed in respect of the corresponding tax credit. The dividend is carried following the merger of Tecnost S.p.A., formerly the controlling company of Telecom Italia S.p.A.
The Company in its capacity as a contracting party for insurance policies to cover risks, also on behalf of subsidiary companies, has entered receivables from insurance companies for Euro 14.6 million in reference to indemnities for damages suffered by companies of the Olivetti Tecnost Group (beneficiaries of the said insurance policies) following the flooding experienced last October in the Canavese area.
The same amount was entered under payables to subsidiary companies.

III. Financial assets not held as fixed assets

Equity investments in subsidiary companies

These amounted to Euro 300.1 million and concerned the equity investment in Seat Pagine Gialle as already mentioned in the item Equity investments.

Other securities

	31.12.2000	31.12.1999	Changes	Market values
Treasury Certificates (C.C.T.)	46,716,156	46,716,156	-	46,575,509
Long Term Treasury Bonds (B.T.P.)	23,109,823	28,185,080	(5,075,257)	25,315,015
Debenture Bonds	1,111,999	1,155,137	(43,138)	1,089,724
Total	**70,937,978**	**76,056,373**	**(5,118,395)**	**72,980,248**

Receivables for securities held under reverse repurchase agreements

This heading reflects the value, equal to the purchase cost of securities acquired under a commitment to resell the said securities at a later date and at a pre-arranged price.
Income and charges relating to these operations, computed by taking account of the difference between the agreed spot and forward prices, are recognised on an accrual basis and classified under other financial income or charges.

	31.12.2000	31.12.1999	Changes
Treasury Certificates (C.C.T.)	875,008	103,834,335	(102,959,327)
Treasury Bills (B.O.T.)	-	11,399,405	(11,399,405)
Zero-coupon Italian Treasury Bills (C.T.Z.)	-	17,593,235	(17,593,235)
Total	**875,008**	**132,826,975**	**(131,951,967)**

985

D) Accrued income and prepaid expenses

	31.12.2000	31.12.1999	Changes
Accrued income			
Interest income			
from third parties	2,143,700	1,543,381	600,319
from associated companies	1,974	-	1,974
from subsidiary companies	680	11,421	(10,741)
Interest relief grants	5,147,106	4,576,138	570,968
Other			
from third parties	-	302,520	(302,520)
from subsidiary companies	-	2,066	(2,066)
	7,293,460	6,435,526	857,934
Prepaid expenses			
Financial charges from third parties	236,061	-	236,061
Insurance premiums and other costs			
from third parties	1,898,840	1,049,474	849,366
from subsidiary companies	1,493	-	1,493
	2,136,394	1,049,474	1,086,920
Total	**9,429,854**	**7,485,000**	**1,944,854**

942

Comments on liabilities and shareholders' equity

A) Shareholders' equity

The Extraordinary Shareholders' Meeting of Olivetti S.p.A. held on 4 July 2000 approved the conversion of No. 15,221,888 preferred shares and no. 78,629,488 savings shares at par value and into an equal number of ordinary shares, after detachment of the relative dividend, with dividend entitlement right from 1 January 2000. The relative resolution was passed on 6 July by the Special Meetings of the holders of savings shares and preferred shares, respectively. On 17 July the District Court of Ivrea approved the resolutions passed by the Meetings held on 4 and 6 July and consequently the Olivetti savings and preferred shares were duly deleted from the Stock Exchange listings on 24 July, corresponding to the due date for detachment of the dividend in compliance with the Stock Exchange calendar.
Approval was also given during the same Extraordinary Shareholders' Meeting to the no-charge share capital increase by utilising available reserves, increasing the par value from Lire 1,000 to Lire 1,936.27 (corresponding to Euro 1) of all the shares (both shares outstanding and shares that will be issued in the future by implementing the resolutions already approved with regard to conversion of bonds and the exercise of warrants), with the concurrent redenomination of the share capital in Euro.
In particular, the Shareholders' Meeting also resolved:
a) to increase the share capital on a free basis from Lire 4,897,704,838,000 (equal to euro 2,529,453,453) to Lire 9,483,278,946,674 (equal to euro 4,897,704,838) and therefore, by an amount of Lire 4,585,574,108,674 (equal to Euro 2,368,251,385), by increasing the par value of all the No. 4,897,704,838 shares comprising the share capital at a value of Lire 1,000 to Lire 1,936.27 (equal to Euro 1) by utilising available reserves and hence in particular the additional paid-in capital reserve amounting to Lire 4,417,720,137,160 (equal to Euro 2,281,562,043) and the distributable profits reserve (Extraordinary reserve) for the remaining Lire 167,853,971,514 (equal to Euro 86,689,342), with the consequent redenomination of the said share capital in Euro;
furthermore, in reference to the potential future changes in share capital:
b) to irrevocably appropriate the amount of Lire 44,812,705,990 (equal to Euro 23,143,831) to the "Olivetti floating-rate 1998-2002" bonds conversion reserve;
c) to irrevocably appropriate the amount of Lire 32,476,287,946 (equal to the Euro 16,772,603) to the Olivetti 1998-2002 warrant exercise reserve;
d) to irrevocably appropriate the aggregate maximum amount of Lire 25,243,399,962 (equal to a maximum of Euro 13,037,128) to the Olivetti 1999-2001 subscription rights exercise reserve ("warrant or options") reserved for the managers of Olivetti S.p.A. and its subsidiary companies with regard to the Board resolutions approved on 9 June 1999 and on 29 November 1999;
e) to irrevocably appropriate the maximum amount of Lire 27,619,965,000 (equal to a maximum of Euro 14,264,521) to the Olivetti 2002-2004 subscription rights exercise reserve ("warrant or options") reserved for the managers of Olivetti S.p.A. and its subsidiary companies with regard to the Board resolution approved on 24 February 2000.
The above-mentioned reserves were established by the partial use of the distributable profits reserve (extraordinary reserve) and are irrevocably restricted as tied to the conversion of bonds and exercise of warrants and to subscription rights as mentioned above.

A43

The Extraordinary Shareholders' Meeting of Olivetti S.p.A. held on 4 October 2000, in the framework of the merger project of Tecnost S.p.A. in Olivetti S.p.A., among other matters, approved the following resolutions:
1) to increase the share capital, in one or more layers, at the time of the merger of Tecnost S.p.A. by Olivetti S.p.A., for a maximum amount of Euro 2,153,287,388, by issuing a maximum number of 2,153,287,388 ordinary shares with a par value of Euro 1 each. This increase relates to the assignment in joint exchange to Tecnost shares owned by third parties and in part to servicing the exercise of Tecnost 1999-2004 warrants owned by third parties;
2) to establish an irrevocable restricted reserve tied to the exercise of Tecnost 1999-2004 warrants (renamed "Olivetti ex Tecnost 1999-2004" warrant) for a maximum amount of Euro 102,505,388, establishing that at the time the application to exercise each warrant is made the amount of Lire 1,436.27 (equal to the difference between the unit counter-value of Euro 1, namely Lire 1,936.27, and the pre-existing par value of Lire 500 per share) shall be assigned to the share capital, representing the free increase of the said share capital.

I. Share capital

The share capital of Olivetti S.p.A. as at 31 December 2000, fully subscribed, paid-up and filed with the Companies Register was represented by No. 4,914,694,381 ordinary shares (No. 4,815,238,805 shares as at 31 December 1999, of which No. 4,721,387,429 ordinary shares, No. 15,221,888 preferred shares and No. 78,629,488 savings shares with a par value of Lire 1,000 each), with a par value of Euro 1 each, for an aggregate value of Euro 4,914,694,381 compared with a value of Lire 4,815,238,805,000 as at 31 December 1999, equal to Euro 2,486,863,302.

The following operations contributed to determine the increase of Euro 2,427,831,079:
A) Operations implemented before the resolution approved by the Shareholders' Meeting held on 4 July 2000, amounting to an aggregate par value of Lire 82,466,033,000, equal to the Euro 42,590,151:
• filing with the Companies Register, pursuant to art. 2444 of the Italian Civil Code of the share capital increases for an aggregate amount of Lire 21,924,545,000 (equal to Euro 11,323,082), fully subscribed within 31 December 1999 by issuing No. 21,924,545 ordinary shares each with a par value of Lire 1,000 for which entry in the Companies Register had not been executed as at 31 December 1999; the said issues were relative to:
- share capital increase amounting to Lire 21,038,333,000 (equal to Euro 10,865,392) par value, through the issue of No. 21,038,333 ordinary shares reserved for the managers of the Parent Company and its subsidiary companies, to implement the Board of Directors resolution approved on 9 June 1999 in reference to the powers granted thereto by the Shareholders' Meeting held on 7 April 1999;
- share capital increase amounting to Lire 847,233,000 (equal to Euro 437,559) par value, through the issue of No. 847,233 of ordinary shares following the conversion of an equal number of "Olivetti floating-rate 1998-2002" bonds;
- share capital increase amounting to Lire 38,979,000 (equal to Euro 20,131) par value, through the issuance of No. 38,979 ordinary shares following the exercise of an equal number of "Olivetti 1998-2002 ordinary share warrants";
• share capital increase amounting to Lire 40,333,010,000 (equal to Euro 20,830,261) par value, through the issuance of No. 40,333,010 ordinary shares following conversion of an equal number of "Olivetti floating-rate 1998-2002" bonds;

a44

• share capital increase amounting to Lire 20,165,786,000 (equal to Euro 10,414,759) par value, through the issuance of No. 20,165,786 ordinary shares following the exercise of an equal number of "Olivetti 1998-2002 ordinary share warrants";

• share capital increase amounting to Lire 42,692,000 (equal to Euro 22,049) par value, through the issuance of No. 42,692 ordinary shares following the exercise of an equal number of "Olivetti 1998-2002 warrants" executed within 31 December 1999 in reference to which the corresponding conversion shares had not yet been issued.

B) Free share capital increase, to implement the resolution approved by the Extraordinary Shareholders' Meeting held on 4 July 2000 amounting to Lire 4,585,574,108,674 equal to Euro 2,368,251,385, as described in the previous analysis.

C) Operations implemented following the Meeting resolution approved on 4 July 2000 for an aggregate nominal amount of Euro 16,989,543:

• share capital increase for an aggregate nominal amount of Euro 8,792,983 through the issuance of No. 8,792,983 ordinary shares of Euro 1 each, following conversion of an equal number of "Olivetti floating-rate 1998-2002" bonds with an original par value of Lire 1,000 and through the utilisation of Euro 4,251,786 of the extraordinary reserve;

• share capital increase for an aggregate nominal amount of Euro 706,667 through the issuance of No. 706,667 ordinary shares reserved for the Managers of the Parent Company and the subsidiary companies following the exercise of an equal number of Olivetti 1999-2001 shares warrants; this issue was executed:

- for Euro 364,963 against payment of Lire 1,000 per share (in addition to Lire 1,320 additional paid-in capital);
- for Euro 341,704 on a free basis by utilising the extraordinary reserve;

• share capital increase for an aggregate nominal amount of Euro 7,489,893 through the issuance of No. 7,489,893 shares each with a par value of Euro 1, following the exercise of an equal number of "Olivetti 1998-2002 shares warrants "; this issue was executed:

- for Euro 3,868,207 against payment of Lire 1,000 per share;
- for Euro 3,621,686 on a free basis by utilising the extraordinary reserve.

Future potential changes in share capital

As at 31 December 2000 a total of no. 37,298,324 "Olivetti 1998-2002 floating-rate bonds" were still outstanding, net of:

- No. 360,695 bonds against which the relative conversion shares had already been issued at that date for which registration by the Companies Register had not yet been executed;
- No. 1,411,014 bonds for which conversion to ordinary shares had already been requested at that date, with the consequent decrease in the number of outstanding counterpart bonds representing payables to future shareholders; the corresponding shares were issued on 15 January 2001.

No. 37,298,324 ordinary shares for an aggregate value of Euro 37,298,324 could still be issued in respect of the outstanding bonds.

As at 31 December 2000 a total of no. 27,133,851 "Olivetti 1998-2002 ordinary shares warrants" were still outstanding, net of:

- No. 37,012 exercised warrants the shares relating to which had already been issued but for which registration by the Companies Register had not yet been executed;



- No. 26,127 exercised warrants the shares relating to which were being issued at the close of the financial period (15 January 2001).

No. 27,133,851 ordinary shares at a price of Euro 1 each, for an aggregate value of Euro 27,133,851 could still be issued in respect of the warrants.

As at 31 December 2000 No. 23,871,667 Olivetti 1999-2001 warrants freely assigned to managers of the Parent Company and its subsidiary companies (based on the scheme resolved by the Board of Directors on 9 June 1999 and supplemented with a subsequent resolution approved on 29 November 1999) had not yet been exercised, as described in the specific chapter of the shares schemes reserved for employees. No. 23,871,667 ordinary shares at the price of Lire 2,320 (Euro 1,198) each, of which Lire 1,320 (Euro 0.681) represents the additional paid-in capital, may consequently still be issued in respect of the above-mentioned warrants, for an aggregate value of Euro 40,145,534. Such amount is represented for Euro 23,871,667 by the share capital increase (and after utilising Euro 11,542,980 of the especially established reserve for free share capital increases) and for Euro 16,273,867 by the additional paid-in capital portion.

No. 137,364,550 "Olivetti ex Tecnost 1999-2004 warrants" were still outstanding as at 31 December 2000; these warrants are valid to subscribe to No. 153,848,296 Olivetti shares (therefore, in the ratio of 1.12 ordinary Olivetti shares for each warrant) at the base price of Euro 2.80, increased by 15% on an annual basis, for the period between 20 August 1999 and the execution date of the respective applications and therefore lying between 3.45 (equal to Lire 6,678) in the case of warrants exercised in January 2001 and Euro 5.35 (equal to Lire 10,359), following adjustment in respect of the share capital increase executed in 2001, in relation to the warrants that will be exercised in June 2004. Consequently, should all the warrants outstanding as at 31 December 2000 be exercised, the aggregate value of the share capital increase, including the additional paid-in capital, would vary from a minimum of Euro 473,907,697, on the basis of an exercise unit price of Euro 3.45 (January 2001) to a maximum of Euro 734,900,343, on the basis of an exercise unit price of Euro 5.35 (June 2004) to which Euro 118,376,861 must be added deriving from the utilisation of pre-established free share capital increase reserves.

The Board of Directors meeting held on 24 February 2000 (as described in detail in the relative section in the Directors' Report) by adopting the powers ex art. 2443 of the Italian Civil Code assigned thereto by the Extraordinary Shareholders' Meeting held on 7 April 1999, had resolved a Three-Year Stock Option Plan as from 1 January 2002 expiring on 31 December 2004, reserved for about one hundred managers of the Parent Company and its subsidiary companies, with the object of assigning No. 29,500,000 free warrants, which give the right to subscribe to an equal number of ordinary Olivetti shares at the price of Euro 3,705 (Lire 7,174) each, corresponding to the normal value of the ordinary Olivetti shares at the date the Board of Directors' Meeting was held.

The warrants (options) may be exercised in three layers over the period between 1 November and 15 December during 2002, 2003 and 2004 with the possibility of accumulation up to the end of the entire Plan. Subsequently, the Board of Directors' Meeting held on 9 February 2001 resolved to revoke the resolutions adopted thereby in the Meeting held on 24 February 2000 and to increase the share capital by an aggregate amount of Euro 29 million through the issuance of 29 million shares at a unit subscription price of Euro 2.81 each, reserved for the managers of the Parent Company and its subsidiary companies and subject to the service of subscription rights (warrants) to be assigned thereto in the framework of the Three-Year Stock Option Plan "February 2002 - December 2004", notwithstanding the terms and conditions applied to assignee managers no longer employed in the Group.

944

Powers assigned to Directors

The Extraordinary Shareholders' Meeting held on 7 April 1999, pursuant to arts. 2443 and 2420-ter of the Italian Civil Code, for the period of five years from the date the resolution was approved, duly assigned the Directors the right to:

a) increase the share capital, in one or more layers, for a maximum par value of Lire 5 thousand billion, on a free and/or payment basis, with or without share premium, through the issuance of ordinary shares and/or serviced with various rights, with the same characteristics as the outstanding shares, to be assigned or offered in option, respectively to parties with entitlement thereto, giving the Directors the right to establish, case-by-case, the categories of the shares, the issue price thereof, the dividend due date, the appropriation of share capital increase to service the conversion of bonds issued also by third parties, both in Italy and abroad, and/or warrants, as well as the right to appropriate the increase or the increases (within the time limits set forth in art. 134 of Legislative Decree No. 58/1998), also via options, warrants, or similar rights, to employees of the Company, its Parent Company and its subsidiary companies;

b) to issue bonds, in one or more layers, and/or bonds convertible into ordinary shares and/or serviced with various rights, with the same characteristics as the outstanding bonds, with or without warrants, also issued in foreign currency, to be offered in option to parties with entitlement thereto, for a maximum amount of Lire 8 thousand billion, within the limits permitted under law, on a case-by-case basis, with the consequent share capital increase to service the conversion of bonds and/or exercise warrants, establishing the procedures, terms, conditions and the relative regulations thereof.

A partial implementation was executed by the Board of Directors' Meeting held on 7 April 1999 as regards the powers under sub a), in which the said Board resolved to increase the share capital intended to finance the Public Tender Offer promoted at that time on the ordinary shares of Telecom Italia, through subscription of the share capital increase resolved for this purpose by the subsidiary company Tecnost. This share capital increase was executed over the period 21 June 1999 - 7 July 1999 for a nominal amount equal to Lire 1,497,601,424,000.

Also by way of implementing the powers cited under sub a), the Board of Directors implemented a number of resolutions with regard to stock option plans regarding an aggregate maximum of No. 77,500,000 shares (as at 31 December 2000); specifically on 9 June 1999, 29 November 1999 and 24 February 2000, as described in detail and as set forth in art. 5 of the Company By-laws.

Subsequently, on 4 July 2000, the Extraordinary Shareholders' Meeting, in relation to the free share capital increase and the concurrent redenomination in Euro, made provision also to express in the aforesaid currency the amounts reported in the above-mentioned powers statements.

The Board of Directors' Meeting held on 18 December 2000, availing of the aforesaid powers and by way of implementing the effects thereof, resolved a right issue for a maximum of no. 357,184,480 Olivetti ordinary shares with an equal number of associated warrants and a maximum of No. 500,058,272 bonds, the characteristics of which are described in detail in the Directors' Report (then turned out no. 348,249,405 shares and no.487,549,167 bonds on the basis of the share capital when the operation started).

Finally, as an integration and to complete the information regarding the share capital we would mention that the Shareholders' Meeting held on 12 May 1994 had empowered the Board of Directors to issue bonds, also convertible bonds, up to the maximum amount of Lire 2,000 billion, within the limits permitted under law, on a case-by-case basis, as well as shares up to a nominal maximum of Lire 1,000 billion.

On 9 June 1994, by way of a partial exercise of the powers conferred by the Shareholders' Meeting, the Board of Directors' Meeting resolved to issue a Lire 500 billion floating-rate bond maturing in 2001 - fully subscribed and listed in 1994.

I. bis Share capital increase to be filed with the Register of Companies pursuant to art. 2444 of the Italian Civil Code

This heading, which includes the nominal value of the shares issued in respect of share capital increases for which registration by the Companies Register had not yet been executed as at 31 December, amounted to Euro 397,707 (Euro 11,323,083 as at 31 December 1999); this amount referred to:
• the share capital increase of Euro 360,695 (of which Euro 174,412 on free basis by utilising a specially pre-established reserve) through the issuance of No. 360,695 ordinary shares following the conversion of an equal number of "Olivetti 1998-2002 floating-rate bonds";
• share capital increase of Euro 37,012 (of which Euro 17,897 on a free basis) through the issuance of No. 37,012 ordinary shares following the exercise of an equal number of "ordinary Olivetti 1998-2002 shares warrants".

I. ter Share capital increase payment relating to shares to be issued

This heading amounted to Euro 26,127 as at 31 December 2000 and included Euro 13,493 representing the amount paid (Lire 1,000 per share) by the holders of No. 26,127 "Olivetti ordinary shares 1998-2002 warrants" to exercise the same in relation to which the corresponding shares had not yet been issued as at 31 December 2000 (15 January 2001), as well as Euro 12,634 tied to the exercise of the said warrants (by utilisation of the extraordinary reserve) to increase the par unit value to Euro 1 (equal to Lire 1,936.27 per share) of the shares to be issued.

I. quater Shares in exchange with Tecnost shares

This heading amounted to Euro 1,999,439,092 as at 31 December 2000 and reflected the par value of no. 1,999,439,092 Olivetti shares reserved in joint exchange with shares owned by Tecnost minority shareholders, following the merger of the latter company into Olivetti S.p.A. which became effective at 11.59 p.m. on 31 December 2000.

II. Additional paid-in capital

This reserve amounted to Euro 3,196,212,781 as at 31 December 2000 compared with Euro 2,267,219,725 as at 31 December 1999 representing a net increase of Euro 928,993,056 to which the following components contributed:
- share capital increase of Euro 14,342,318 in respect of no. 21,038,333 shares issued at the end of 1999 (at Lire 2,320 each) in favour of the managers of the Parent Company and its subsidiary companies (1999-2001 Stock Option Plan) for which the registration formalities at the Companies Register had not yet been completed as at 31 December 1999;

a48

- share capital increase of Euro 481,752 in respect of No. 706,667 shares issued in 2000 (at Lire 2,320 each) in favour of the managers of the Parent Company and its subsidiary companies (1999-2001 Stock Option Plan);
- share capital increase of Euro 3,195,731,029 in respect of the partial re-establishment of the Tecnost additional paid-in capital reserve following the merger through utilisation of the share exchange reserve amounting to Euro 2,547,518,244 and of the share cancellation reserve amounting to Euro 648,212,785;
- utilisation of Euro 2,281,562,043 in respect of a free share capital increase to implement the resolution approved by the Shareholders' Meeting held on 4 July 2000, as described in detail previously.

II. bis Additional paid-in capital in respect of share capital increases to be filed with the Register of Companies

This reserve, which amounted to Euro 14,342,318 as at 31 December 1999, was written off as at 31 December 2000 following the registration in the Companies register of the share capital increase relating to No. 21,038,333 shares issued in 1999 in favour of the managers of the Parent Company and of its subsidiary companies (1999-2001 Stock Option Plan).

III. Revaluation reserve

This heading which amounted to Euro 1,128,827 as at 31 December 2000, referred to the revaluation Reserve already carried in the books of Tecnost and re-established in the Olivetti Financial Statements following the merger, through utilisation of the share cancellation reserve.

IV. Legal reserve

This reserve amounted to Euro 877,318,758 as at 31 December 2000 and was established in 2000:
- Euro 141,603,263 as appropriation of 5% of the profits for fiscal 1999;
- Euro 378,646,124 as appropriation of part of the profits for fiscal 1999 to a supplementary legal reserve for the additional, conditioned and potential future share capital, resulting after 31 December 1999 up to a maximum aggregate amount of Euro 114,383,634, based on the theoretical assumption that after 31 December 1999 and within the respective due dates all the convertible bonds are converted and all the warrants issued are exercised, also with regard to the stock options in circulation at that date;
- Euro 357,069,371 representing the re-establishment of the Tecnost legal reserve, following the merger, through utilisation of the share cancellation reserve.

V. Reserve for treasury stock

This reserve amounting to Euro 2,298,156 reflected the value of No. 2,697,500 Parent Company shares, carried in the Financial Statements in the relative heading under financial fixed assets, in compliance with the provisions of art. 2357-ter of the Italian Civil Code, and cannot be distributed while own shares continue to be held.

VII. Other reserves

These reserves represent an aggregate amount of Euro 2,075,652,903 as at 31 December 2000 and were entirely established in 2000.

a) Extraordinary reserve

The reserve, which amounted to Euro 1,888,261,068 was established for Euro 1,987,003,159 by the portion of net profits for fiscal 1999 in compliance with the resolution approved by the Shareholders' Meeting held on 4 July 2000 and for Euro 55,165,334 through utilisation of the share cancellation reserve, to re-establish the Tecnost extraordinary reserve following the merger, and was utilised for Euro 153,907,425 according to the following details:
- Euro 86,689,342 representing the free share capital increase in relation to the increase in the unit par value of the shares from Lire 1,000 to Lire 1,936.27 (equal to 1 euro), as described in detail previously;
- Euro 23,143,831 to establish the Olivetti 1998-2002 floating-rate bonds conversion reserve;
- Euro 16,772,603 to establish the Olivetti 1998-2002 warrant exercise reserve;
- Euro 13,037,128 to establish the Olivetti 1999-2001 exercising subscription rights reserve for warrants (Stock options) reserved for the managers of the Parent Company and its subsidiary companies;
- Euro 14,264,521 to establish the Olivetti 2002-2004 exercising subscription rights reserve for warrants (stock options) reserved for the managers of the Parent Company and its subsidiary companies.

b) Restricted reserve tied to exercising the "Olivetti ex Tecnost 1999-2004" warrants

This reserve, equal to Euro 118,376,861, was irrevocably restricted as tied to exercising the Tecnost 1999-2004 warrants (renamed the "Olivetti ex-Tecnost 1999-2004 warrant") and was established (by way of implementing the resolution approved by the Extraordinary Shareholders' Meeting of Tecnost S.p.A. held on 4 October 2000 following redenomination of the share capital of Tecnost S.p.A. in Euro) for an amount of Euro 102,505,388 (through utilisation of the share exchange reserve) since at the time of the request to exercise the warrants the unit amount of Lire 1,436.27 (equal to the difference between the unit counter-value of Euro 1, namely Lire 1,936.27, and the pre-existing par value of Lire 500 per share) will be transferred to share capital in the form of a free share capital increase. The Reserve was subsequently integrated to Euro 118,376,861 to take the joint exchange ratio of 1.12 Olivetti shares for each ex-Tecnost warrant following the merger of Tecnost into Olivetti S.p.A.

c) Restricted reserves tied to the conversion of bonds and to exercising Olivetti warrants

These reserves represented an aggregate amount of Euro 58,797,964 and were established in 2000 (for an original aggregate amount of Euro 67,218,083) following redenomination of the Olivetti share capital in Euro, as described in detail previously.
As at 31 December 2000 these reserves comprised:
- Olivetti 1998-2002 floating-rate bonds conversion reserve, for a residual amount of Euro 18,717,633;
- Olivetti 1998-2002 shares warrant exercising reserve, for a residual amount of Euro 13,120,386;
- Olivetti 1999-2001 subscription right exercising reserve for warrants reserved for the managers of the Parent Company and its subsidiary companies, for a residual amount of Euro 12,695,424;

- Olivetti 2002-2004 subscription right exercising reserve for warrants reserved for the managers of the Parent Company and its subsidiary companies, for a residual amount of Euro 14,264,521.

d) Non-taxable reserves

These reserves, posted in Tecnost accounts and amounting to Euro 10,217,010, were re-established in the Olivetti Financial Statements following merger of Tecnost through utilisation of the share cancellation surplus reserve.
The breakdown of these reserves is as follows:
- Reserve pertaining to research grants (Law No. 346/1988) for Euro 8,741,403
- Reserve pertaining to Technological Innovation grants (Law No. 46/1982) for Euro 685,713
- Reserve pertaining to investment grants (Law No. 64/1986) for Euro 695,110
- Reserve pertaining to VAT deduction on investments for Euro 94,784.

No provision for taxes has been made on non-taxable reserves since, at the present time, no operations are foreseen which can generate taxation thereof.

VIII. Retained earnings (accumulated losses)

Losses brought forward as at 31 December 2000 were set to zero compared with Euro 159,759,033 as at 31 December 1999, following cover as resolved by the Shareholders' Meeting held on 4 July 2000.

B) Reserves for risks and charges

2.a) Reserves for taxation

The following years are still subject to adjustment or to assessment by the Inland Revenue authorities: the financial years from 1995 as regards income taxes; the financial years from 1996 as regards value added tax.
In fiscal 1999, the Parent Company underwent a general tax inspection conducted by the Regional Corps of the Turin Tax Police, with specific reference to the financial years 1994, 1995 and 1996. The inspectors' report to the competent Inland Revenue office listed a series of hypothetical administrative anomalies regarding both value added tax and (predominantly) income tax. The objections regarding income tax essentially stem from a different configuration of tax results due to differences in the allocation to each of the three years of costs incurred and revenues generated by the Company over the three years in question.
The Parent Company declared a tax loss for all three financial years; specifically, for fiscal 1994 a tax loss of Lire 510 billion, for fiscal 1995 a loss of Lire 904 billion and for fiscal 1996 a tax loss of Lire 1,705 billion.
Should the recoveries proposed by the Tax Police be accepted in full, the loss for fiscal 1994 would decrease to Lire 431 billion, the loss for fiscal 1995 to Lire 551 billion and the loss for fiscal 1996 to Lire 1,375 billion.
On 15 December 2000 notification was duly given regarding the income tax assessment referred to fiscal 1994, which fully accepts the observations made in the assessment findings reported by the Tax Police for the year in question.

991

The Parent Company submitted a settlement appeal on 8 February 2001 with regard to the said assessment findings. Furthermore, on 8 March 2001, the Parent Company also requested settlement of income taxes for fiscal 1995 and 1996, to obtain a joint examination with fiscal 1994, which has already been subjected to assessment.
The Parent Company is confident it will be able to obtain a significant reduction in the recoveries compared with the amounts proposed by the Tax Police. Otherwise legal proceedings will be established to challenge the assessment findings with regard to fiscal 1994 and in respect of the assessments regarding fiscal 1995 and 1996, which may be notified.
On 15 December 2000 the Parent Company also received adjustment notices regarding value added tax for fiscal 1994 and 1995 reflecting the findings proposed in the report issued by the Tax Police. The company has lodged prompt and reasoned appeals to challenge in these notices.
The Parent Company received assessment notices referred to the 1994, 1995 and 1996 financial years concerning the income tax returns for the years from 1988 to 1992. No significant assessment notices have been received with regard to value added tax.
The financial authorities objected to the treatment of lease-back contracts as financial leasing contracts, in view of the consequent tax regime in the assessment relating to fiscal 1988. The assessments concerning fiscal 1991 and 1992 stemmed from objections raised by the Regional Corps of the Trieste Tax Police with regard to usufruct on share contracts entered into by the Parent Company in previous years. The assessments relating to fiscal 1989 and 1990 concerned both matters.
With regard to usufruct on share contracts, in separate assessments, the authorities questioned the legitimacy of the deduction of tax credits and withholdings relating to dividends collected from resident companies by the Parent Company as usufructuary, and alleged the co-responsibility of the Parent Company for failure to apply to such dividends the higher withholdings taxes due on payment of share income to non-residents.
The Parent Company has lodged motivated appeals against all these assessments.
The objections raised with regard to lease-back contracts have been rejected by both the first-degree Provincial Tax Court and the second-degree Regional Tax Court. In the meantime, the Inland Revenue has decided not to proceed further with the matter.
All the objections raised by the tax authorities regarding usufruct on share contracts for the 1989, 1991 and 1992 financial years, as well as the deductibility of tax credit and withholdings on dividends with reference to fiscal 1990, have been rejected by both the first- and second-degree Tax Courts. Only the appeal lodged by the Parent Company against the fiscal 1990 assessment alleging co-responsibility for lower tax withholdings has been rejected by both the provincial and the regional Tax Courts.
The Inland Revenue Office has submitted an appeal to the Court of Cassation as regards all the decisions in favour of the Parent Company concerning the objections relating to usufruct on share contracts and the Parent Company has lodged its counter-appeal. The Parent Company has lodged an appeal to the Court of Cassation against the decision of the regional Tax Court regarding tax withholdings referring to fiscal 1990.
The Parent Company's tax advisors believe that the disputes regarding usufruct on share contracts will be settled in favour of the Parent Company, since the objections raised on both matters lack any juridical basis, and now represent favourable jurisprudence also at a Court of Cassation level.

2.b) Reserves for deferred taxation

The reserve for deferred taxes, as at 31 December 2000, amounted to Euro 824.2 million and was entirely established during the financial period in relation to a provision charge of Euro 822.2 million and an existing provision in the merged Tecnost S.p.A. of Euro 2 million.
The principle temporary differences, which generated the reserve, arose from:
- Telecom Italia dividends and the relative tax credit accruing to fiscal 2000 but referred to fiscal 2001 for taxation purposes (taxable amount Euro 1,413.6 million);
- capital gains realised by the disposal of 31.5% of the equity investment in OliMan Holding B.V. executed during fiscal 1999.
The tax burden pertaining to the capital gains (Euro 4,155.8 million) was provided for under current income taxes relating to fiscal 1999. Subsequently, at the time of submitting the tax return, taxation of capital gains was spread over five years as from fiscal 1999; therefore, the taxable amount that originated the deferred taxes provision amounted to Euro 2,493.5 million corresponding to three fifths of the full capital gains amount.
The amount of the reserve was determined by taking into account the tax losses for the previous financial years (Euro 968.4 million) totally eligible for fiscal 2001, the rates expected for the years in which the temporary differences will be reversed (36% for fiscal 2001 and 2002, 35% for fiscal 2003 and 2004) and portions subject to the rate of 19% by application of Dual Income Tax (D.I.T.).
As a prudent measure no utilisation of the reserve for future risks and charges taxed in preceding financial years has been foreseen.
Details of the provision calculation are provided with the reconciliation table between the theoretical tax charge and the effective tax charge carried in the income statement.

3) Other provisions

As at 31 December 2000, following the provision of Euro 15.1 million (of which Euro 0.1 million classified under personnel costs), the adjustment to the exchange rates in force on 31 December 2000 as regards risks and charges expressed in non-EU foreign currency amounted to Euro 7.6 million and the utilisation of Euro 5.9 million, this caption at 31 December 2000 amounted to Euro 232.3 million (compared with euro 215.5 million at 31 December 1999) and concerned Euro 25.8 million for deferred social security charges arising from reductions in the workforce pursuant to Law No. 223/1991, Euro 175.2 million in charges relating to commitments and possible future risks associated with the sale of OliMan Holding B.V. and Euro 31.3 million in charges relating to guarantees given relating to the sale of subsidiary companies.

C) Reserve for employee severance indemnities

	31.12.2000	31.12.1999	Changes
Beginning balance	**6,185,118**	**6,600,058**	**(414,940)**
Provision for the year	800,262	1,085,420	(285,158)
Additional indemnities	1,599,118 (*)	1,006,154	592,964
	2,399,380	2,091,574	307,806
Indemnities paid	(2,855,459)	(1,993,056)	(862,403)
Advances to employees	(151,923)	(47,197)	(104,726)
Contributions paid to the National Insurance Board (INPS)	(11,913)	(18,079)	6,166
Net balance of amounts transferred between Italian Group companies following the transfer of employees	(1,102,483)	(402,421)	(700,062)
Transfer to Olivetti Servizi Amministrativi S.r.l.	(266,858)	-	(266,858)
Other uses	(69,342)	(45,761)	(23,581)
	(4,457,978)	(2,506,514)	(1,951,464)
Ending balance	**4,126,520**	**6,185,118**	**(2,058,598)**

(*) including euro 1,460,687, following the utilization of the Reserve for risks and future charges, provided for in the year 1999

998

D) Payables

Payables due within 12 months

	31.12.2000	31.12.1999	Changes
Financial payables			
1) Olivetti 1994-2001 floating rate bonds	258,228,450	-	258,228,450
3) Due to banks			
Bank overdrafts	17,035,942	261,518,470	(244,482,528)
Ordinary loans	650,000,000	-	650,000,000
Current portion of ordinary loans	804,593,363	21,179,146	783,414,217
Current portion of loans for research activities	25,350,607	42,529,660	(17,179,053)
	1,496,979,912	325,227,276	1,171,752,636
4) Due to other providers of finance			
Savings deposits of employees	291,470	63,751	227,719
Current portion of loans from the Tecnological Innov. Fund (FIT)	5,536,705	4,474,200	1,062,505
	5,828,175	4,537,951	1,290,224
8) Due to subsidiary companies			
Loans and interest bearing current accounts			
Elemedia S.p.A.	-	98,441	(98,441)
Alladium S.p.A. (ex Olivetti Canon Industriale S.p.A.)	-	508,539	(508,539)
Domustech S.p.A.	1,282,907	-	1,282,907
Olivetti Finanziaria Industriale S.p.A.	23,641,022	-	23,641,022
Olivetti Servizi Amministrativi S.r.l.	1,105,888	-	1,105,888
Olivetti Tecnost S.p.A.	13,912,308	27,375,862	(13,463,554)
TechnoProduzioni S.p.A.	13,994,144	-	13,994,144
Other subsidiary companies	780,705	5,208	775,497
	54,716,974	27,988,050	26,728,924
13) Due to third parties			
Loans and interest bearing current accounts	-	103,834	(103,834)
Total financial payables	**1,815,753,511**	**357,857,111**	**1,457,896,400**
Non financial payables			
5) Advances	3,772,422	3,772,422	-
6) Suppliers	27,972,551	30,345,534	(2,372,983)
8) Subsidiary companies			
for supplies	88,832,144	2,360,149	86,471,995
other	15,893,352	1,067,490	14,825,862
	104,725,496	3,427,639	101,297,857
9) Due to associated companies			
for supplies	1,107	105,904	(104,797)
residual amounts due for capital subscriptions and acquisitions	367	-	367
	1,474	105,904	(104,430)
11) Due to tax authorities	1,114,696	713,494,942	(712,380,246)
12) Due to social securitty authorities	637,364	958,111	(320,747)
13) Other payables			
Wages and salaries	2,802,858	3,293,916	(491,058)
Funds for social activities and services	46,525	46,525	-
Residual amounts due for capital subscriptions and acquisitions	55,158	55,158	-
Other	6,687,247	8,315,150	(1,627,903)
	9,591,788	11,710,749	(2,118,961)
Total non financial payables	**147,815,791**	**763,815,301**	**(615,999,510)**
Total payables due within 12 months	**1,963,569,302**	**1,121,672,412**	**841,896,890**

945

Payables due within 12 months amounted to Euro 1,963.6 million as at 31 December 2000 (Euro 1,121.7 million as at 31 December 1999 and are represented by financial payables of Euro 1,815.8 million (Euro 357.9 million as at 31 December 1999) and by other payables amounting to Euro 147.8 million (Euro 763.8 million as at 31 December 1999).
The increase of short-term financial payables, amounting to Euro 1,457.9 million in particular is the result of incorporation of ordinary borrowings pertaining to Tecnost S.p.A. for an aggregate amount of Euro 1,001.6 million, the Olivetti 1994-2001 bond loan of Euro 258.2 million refundable in a single instalment on 26 July 2001.
Interest rate swap contracts for the entire amount are applicable to the floating-rate bond of Euro 258.2 million issued by Olivetti S.p.A. maturing in July 2001, and falling due on the same date as the floating-rate was converted into a fixed quarterly rate of 4.145%.
The other payables have varied principally as a result of a decrease in the payables due to tax authorities (Euro 712.4 million); in fact, during fiscal 1999 current income taxes were provided for amounting to Euro 711 million subsequently found to be in excess following constant installment taxation (over five financial years) of the capital gains generated by the sale of the equity investment in OliMan Holding B.V.

Payables due after 12 months

1) Bonds

	31.12.2000	31.12.1999	Changes
Olivetti 1994-2001 floating rate bonds	258,228,450	258,228,450	-
less: current portion	(258,228,450)	-	(258,228,450)
Total	**-**	**258,228,450**	**(258,228,450)**

2) Convertible bonds

	31.12.2000	31.12.1999	Changes
Olivetti 1998-2002 floating rate convertible bond:			
amount subscribed upon issue	172,903,364	172,903,364	-
Conversion into common shares	(153,640,387)	(127,897,448)	(25,742,939)
Total	**19,262,977**	**45,005,916**	**(25,742,939)**

3) Amounts due to banks

	31.12.2000	31.12.1999	Changes
Ordinary loans	869,783,341	178,099,596	691,683,745
Loans for research	97,308,476	116,929,010	(19,620,534)
less: current portions	(829,943,970)	(63,708,806)	(766,235,164)
Total	**137,147,847**	**231,319,800**	**(94,171,953)**

4) Amounts due to other lenders

	31.12.2000	31.12.1999	Changes
Loans from the Technological Innovation Fund (FIT)	24,436,714	27,268,644	(2,831,930)
less: current portions	(5,536,705)	(4,474,200)	(1,062,505)
Total	**18,900,009**	**22,794,444**	**(3,894,435)**

5) Amounts due to subsidiary companies

	31.12.2000	31.12.1999	Changes
Amounts due to subsidiary companies			
Olivetti Holding B.V.	1,405,000,000	1,506,727,164	(101,727,164)
Olivetti Finance N.V. (ex Tecnost International N.V.)	14,100,008,816	-	14,100,008,816
Total	**15,505,008,816**	**1,506,727,164**	**13,998,281,652**

Medium/long-term debt as at 31 December 2000 due to subsidiary companies (Euro 15,505 million) concern financing utilised in reference to disbursement related the Public Tender Offer on Telecom Italia S.p.A.

The undertaking of payables pertaining to Tecnost S.p.A. due to Olivetti Finance N.V (Euro 14,100 million) and a reduction of the amount payable to Olivetti Holding B.V. (Euro 101.7 million) in respect of a repayment have contributed to generate the increase of Euro 13,998.3 million.

* * *

Financial payables secured by guarantees on assets owned by the company as at 31 December 2000 amounted to Euro 43.1 million; these guarantees, equal to Euro 46 million (Euro 55.9 million as at 31 December 1999), provided in reference to research loans granted by San Paolo IMI, consisted of pledges on securities.

997

The breakdown of the medium/long-term debt, including current portions, was as follows:

(in millions of euro)	31.12.2000	31.12.1999
Amounts due to subsidiary companies		
Loan from Olivetti Holding B.V., interest rate 5,799% at 31.12.2000, repayable on 30 June 2002	1,405.0	1,506.7
Loan from Olivetti Finance N.V., interest rate 6,798 % at 31.12.2000, repayable on 30 June 2002	6,823.6	-
Loan from Olivetti Finance N.V., interest rate 7,149% at 31.12.2000, repayable on 29 October 2004	174.2	-
Loan from Olivetti Finance N.V., interest rate 7,149% al 31.12.2000, repayable on 30 June 2004	4,602.2	-
Loan from Olivetti Finance N.V., interest rate 3,933% al 31.12.2000, repayable on 3 November 2005	2,500.0	-
Amounts due to third parties		
"Olivetti 1994-2001" bonds (nominal value lire 1.000 each), floating rate (Ribor three months plus 0,75 p.p.p.a.; interest rate at 31.12.2000: 5,8%) repayable in full on 26 July 2001, supported by swap contract to stabilise the rate at 4,145%	258.2	258.2
Olivetti 1998-2002 floating rate bonds, convertible into common shares, interest rate at 31 December 2000: 5,2%	19.3	45.0
IMI loans for research pursuant to Law 46/1982, average interest rate of 4,5% at 31 December 2000, repayable by 2001	0.2	0.5
IMI loans for research pursuant to Law 346/1988, average interest rate of 12,5452% (gross of interest relief grants) at 31 December 2000, repayable by 2004	97.1	116.4
Subsidized loans for technological innovation, average interest rate of 4.0216% at 31 December 2000 repayable by 2012	24.4	27.3
Other loans in Italian lire, average interest of 5,5403% at 31 December 2000, repayable by 2002	869.8	178.1
Total	**16,774.0**	**2,132.2**
of which:		
Portion expiring within 12 months	1,093.7	68.2
Portion expiring after 12 months	15,680.3	2,064.0

Payables due after 12 months expire as follows:

(in millions of euro)	31.12.2000	31.12.1999
within 2 years	8,344.0	1,884.2
within 5 years	7,331.2	173.1
after 5 years	5.1	6.7
Total	**15,680.3**	**2,064.0**

The Parent Company had unused overdraft facilities on current accounts as at 31 December 2000 for Euro 198.1 million (Euro 157.5 million as at 31 December 1999) and other unused standby lines of credit for Euro 50.2 million (Euro 91.9 million as at 31 December 1999).

Analysis of the financial position

	31.12.2000	31.12.1999	Changes
Financial payables			
Due within 12 months	1,841,189,023	372,013,325	1,469,175,698
Due after 12 months	17,149,803,822	2,102,605,350	15,047,198,472
Total financial payables (A)	**18,990,992,845**	**2,474,618,675**	**16,516,374,170**
Financial fixed assets			
Financial receivables due within 12 months from:			
Subsidiary companies	17,483	104,035	(86,552)
Associated companies	58,973	-	58,973
Others	10,716,241	14,974,673	(4,258,432)
	10,792,697	15,078,708	(4,286,011)
Financial receivables due after 12 months from subsidiary companies	18,201	231,572	(213,371)
Total financial fixed assets	**10,810,898**	**15,310,280**	**(4,499,382)**
Financial current assets			
Interest bearing current accounts with subsidiary companies	45,267,667	65,127,375	(19,859,708)
Interest bearing current accounts with associated companies	81,060	76,898	4,162
Interest bearing current accounts with thiird parties	25,894,762	21,769,617	4,125,145
Securities	70,937,978	76,056,373	(5,118,395)
Receivables for securities held under reverse repurchase agreements	875,008	132,826,975	(131,951,967)
Liquid funds	838,896,181	98,925,015	739,971,166
Total financial current assets	**981,952,656**	**394,782,253**	**587,170,403**
Accrued interest income	**7,293,460**	**6,130,941**	**1,162,519**
Total financial resources (B)	**1,000,057,014**	**416,223,474**	**583,833,540**
Net financial indebtedness (A–B)	**17,990,935,831**	**2,058,395,201**	**15,932,540,630**

Net financial indebtedness amounted to Euro 17,990.9 million compared with Euro 2,058.4 million at 31 December 1999.

The net increase of Euro 15,932.5 million in particular, was due to:

- net payables and interest accruals, following the merger of Tecnost, representing an aggregate amount of Euro 15,392.6 million which can be broken down as follows;
  - Euro 1,001.4 million net payables to third parties due within 12 months,
  - (Euro 1,070.1) million receivables from the Parent Company and Group companies due within 12 months;
  - Euro 14,100 million payables to Group companies after 12 months;
  - Euro 11.0 million short-term net accrued liabilities;
  - Euro 1,349.7 million medium/long-term accrued liabilities;
  - Euro 0.6 payables to third parties due after 12 months.
- increase of pre-merger short-term payables of Olivetti, due to subsidiary companies for Euro 1,096.9 million;
- increase in short-term financial assets for Euro 587.2 million in particular deriving from the collection of the proceeds deriving from the transfer from Tecnost to Telecom Italia of receivables due from tax authorities.

During the merger operations the amounts due to Tecnost S.p.A. from Olivetti Finanziaria Industriale S.p.A. (Euro 327.4 million) were compensated with a corresponding amount due from Olivetti S.p.A. to Olivetti Finanziaria Industriale itself; furthermore, the payables of Olivetti to Tecnost amounting to Euro 742.7 million were written off.

E) Accrued expenses and deferred income

	31.12.2000	31.12.1999	Changes
Accrued expenses			
Interest expenses and charges on loans payable to:			
subsidiary companies	4,669,713	-	4,669,713
third parties	20,765,799	14,156,214	6,609,585
Interest expenses on loans payable to:			
Olivetti Holding B.V. (due after 12 months)	119,752,743	38,529,575	81,223,168
Olivetti Finance N.V. - ex Tecnost International N.V. (due after 12 months)	1,349,731,430	-	1,349,731,430
Accrued vacations	80,019	117,567	(37,548)
Insurance premiums and others			
associated companies	-	5,732	(5,732)
third parties	266,111	422,807	(156,696)
	1,495,265,815	53,231,895	1,442,033,920
Deferred income			
third parties	43,038	54,515	(11,477)
subsidiary companies	319,471	267,531	51,940
	362,509	322,046	40,463
Total	**1,495,628,324**	**53,553,941**	**1,442,074,383**

1000

Memorandum accounts

A) Personal securities given and counter-securities received

As at 31 December 2000 suretyships and other personal securities given, also indirectly through banks and insurance companies, totalled Euro 19,402.4 million (Euro 12,284.3 million as at 31 December 1999) and were broken down as follows:

(in millions of euro)	31.12.2000	31.12.1999
To third party holders of securities issued by subsidiary companies	18,825.6	11,706.4
To banks and finance companies for credit lines and financings given to subsidiary companies	135.3	21.4
Counter-securities given to third parties for guarantees given on behalf of:		
subsidiary companies	19.9	28.4
associated and unconsolidated subsidiary companies	6.6	6.8
third parties	47.1	120.5
	19,034.5	11,883.5
Other personal guarantees given	367.9	400.8
Total personal guarantees given	**19,402.4**	**12,284.3**

The increase of Euro 7,119.2 million referred to guarantees given to third party holders of securities issued by subsidiary companies was attributable in particular to guarantees given in fiscal 1999 by the merged Tecnost S.p.A. in respect of the following bond loans issued by Tecnost International Finance N.V.:

- Euro 4,500 million, maturing in 2004;
- Euro 1,750 million, maturing in 2009;
- Yen 20 billion (equal to Euro 174 million) maturing in 2029;

to which a further bond loan has been added in November 2000, issued by Olivetti Finance N.V. for Euro 2,836 million guaranteed by Olivetti S.p.A.

The other guarantees, equal to Euro 367.9 million as at 31 December 2000, referred to the following:

- Euro 15 million in respect of suretyships given with reference to the execution of commercial supplies by Getronics S.p.A. (formerly Wang Global S.p.A.);
- Euro 240.5 million in guarantees given to the Italian State Railways in the interest of Infostrada S.p.A.;
- Euro 83. 6 million in respect of guarantees given to Mannesmann A.G. with regard to the sale of the equity investment in OliMan Holding B.V.;
- Euro 28.8 million in other guarantees.

To cover the above guarantees, as at 31 December 2000 the Parent Company had received counter-securities totalling Euro 287.2 million (Euro 9,767.5 million as at 31 December 1999), mainly comprising Euro 240.5 million from Mannesmann A.G. in respect of guarantees given to the Italian State Railways and Euro 17.4 million received from Getronics (substituting Wang).

The decrease of the counter-securities, for Euro 9,480.3 million, compared with the position at 31 December 1999, was attributable to the merger of Tecnost S.p.A. which provided counter-securities to Olivetti S.p.A. in 1999 in respect of the guarantees the said Company had given to third party holders of bonds issued by Olivetti Finance N.V. totalling Euro 9,443.6 million maturing in 2004.

1001

B) Guarantees on Company assets

Guarantees on Company assets relating to financial operations are analysed under financial payables.

C) Commitments

As at 31 December 2000, contractual commitments undertaken totalled Euro 443.8 million (Euro 16.9 million as at 31 December 1999) and comprised:

- Euro 34.1 million for repurchase obligation in respect of receivables following the sale of the O.i.S. Group to GFI Informatique S.A.;
- Euro 14.5 million for repurchase obligations in respect of a building linked to the sale to Getronics S.p.A. of the equity investment in Olivetti Ricerca S.p.A.;
- Euro 395.2 million mainly towards the subsidiary Olivetti International S.A.

D) Other memorandum accounts

The other memorandum accounts as at 31 December 2000 totalled Euro 3.8 million and related to third party assets held as guarantee deposits (Euro 3.8 million as at 31 December 1999).

1002

Comments on the Income Statement

The Income Statement for fiscal 2000, also for tax purposes, included the effects of the operations executed in the fourth quarter of fiscal 2000 by the merged Company Tecnost S.p.A.

A) Value of production

5) Other revenues and income

The other revenues amounted to Euro 17.2 million (Euro 17.1 million in fiscal 1999), and referred to services rendered and to the recovery of costs in relation to subsidiaries.

B) Costs of production

7) Services

The amount of Euro 49.1 million (Euro 40.1 million in fiscal 1999) referred to Euro 24.1 million regarding costs incurred for the merger of Tecnost S.p.A.

9) Personnel

Payroll costs in fiscal 2000 represented Euro 11.9 million compared with Euro 21.8 million in fiscal 1999. The average number of employees decreased from 200 in fiscal 1999 to 134 in fiscal 2000 (34 managers, 27 middle-management, 72 office staff and 1 factory worker) representing an average decrease of 66; the number of employees decreased from 158 as at 31 December 1999 to 109 as at 31 December 2000; the unit cost has remained essentially unchanged.

10) Amortisation, depreciation and write-downs

Amortisation of intangible fixed assets – Amortisation for the financial period amounted to Euro 24 million, of which Euro 19.1 million for amortisation of the costs incurred for share capital increases and Euro 4.6 million in respect of the amortisation of costs relating to the issuance of bond loans (Euro 4 million incurred by Tecnost during the fourth quarter October-December 2000)

Depreciation of tangible fixed assets – Depreciation for the financial period (Euro 0.9 million) was determined on a straight-line basis by adopting rates that reflect the remaining useful working life of the assets.
As described in the comments concerning tangible fixed assets, accelerated depreciation was also provided for, in compliance with the tax laws;

(in millions of euro)	2000	1999	Changes
Ordinary depreciation	0.6	0.7	(0.1)
Accelerated depreciation	0.3	0.3	-
Total depreciation	**0.9**	**1.0**	**(0.1)**

Write-downs of receivables classified as current assets – The allowance for doubtful accounts was equal to Euro 10.8 million (Euro 18.2 million in fiscal 1999) of which Euro 5.2 million were attributable to write-downs of receivables purchased in previous financial periods from Wang Global S.p.A. (now named Getronics S.p.A.) in connection with the sale of Olsy S.p.A. to Wang Laboratories Inc.

12) Provision for risks

The provision of Euro 15 million (Euro 175.6 million in fiscal 1999) referred to guarantees given in respect of the sales of subsidiary companies.

14) Other operational charges

The other operational charges relating to fiscal 2000 amounted to Euro 3.3 million, decreasing by Euro 67.7 million compared with fiscal 1999 and in particular referred to losses on receivables amounting to Euro 1.5 million, duties and non-income taxes for Euro 0.6 million and contributions to public and private institutions amounting to Euro 0.4 million.

C) Financial income and charges

15) Income from equity investments

	2000	1999	Changes
Dividends from subsidiary companies			
Telecom Italia S.p.A. (accrued in the year)	890,580,620	–	890,580,620
Finsiel S.p.A.	480,880	600,805	(119,925)
	891,061,500	600,805	890,460,695
Tax credit			
on dividends collected	282,421	–	282,421
on accrued dividends	523,037,998	–	523,037,998
	1,414,381,919	**600,805**	**1,413,781,114**
Dividends from associated companies			
Eustema S.p.A.	15,804	–	15,804
Lottomatica S.p.A.	9,755,458	8,967,138	788,320
	9,771,262	8,967,138	804,124
Tax credit	5,729,380	5,266,400	462,980
	15,500,642	**14,233,538**	**1,267,104**
Other dividends			
Fin. - Priv. S.r.l.	185,707	167,136	18,571
Mediobanca S.p.A.	1,657,439	1,106,251	551,188
	1,843,146	1,273,387	569,759
Tax credit	1,082,480	747,860	334,620
	2,925,626	**2,021,247**	**904,379**
Total	**1,432,808,187**	**16,855,590**	**1,415,952,597**

1004

16) Other financial income

	2000	1999	Changes
Income from			
a) Receivables classified as fixed assets for subsidized loans on behalf of:			
subsidiary companies	9,119	51,699	(42,580)
associated companies	3,153	-	3,153
third parties	14,510	127,418	(112,908)
Other from associated companies	4,977	3,707	1,270
b) Securities classified as fixed assets			
with fixed income	-	-	-
with floating yield	-	-	-
c) Securities held as current assets			
with fixed income	2,183,966	3,310,159	(1,126,193)
with floating yield	2,097,934	2,114,171	(16,237)
d) Receivables for securities held under reverse repurchase agreements	5,044,765	11,686,990	(6,642,225)
e) Other receivables			
from subsidiary companies			
Olivetti International S.A.	-	42,784	(42,784)
Olivetti Finanziaria Industriale S.p.A.	398,616	1,382,391	(983,775)
Olivetti Tecnost S.p.A.	651,223	242,648	408,575
Tecnost S.p.A.	-	4,247,335	(4,247,335)
Olivetti Finance N.V. (ex Tecnost International N.V.)	-	4,362,496	(4,362,496)
other subsidiary companies	6,874,525	6,821,044	53,481
from associated companies	4,162	205	3,957
from others	1,434,624	1,134,764	299,860
f) Bank current accounts	10,502,145	6,380,009	4,122,136
g) Gains from exchange rate fluctuations	1,827,939	7,163,790	(5,335,851)
h) Other	10,595,763	14,691,939	(4,096,176)
Total	**41,647,421**	**63,763,549**	**(22,116,128)**

Other financial income, which amounted to Euro 41.6 million, included Euro 4.6 million accruing to the fourth quarter of fiscal 2000 on loans previously granted by Tecnost S.p.A.

1065

17) Interest and other financial charges

	2000	1999	Changes
Interest payable to subsidiary companies			
Olivetti Tecnost S.p.A.	966,896	193,811	773,085
Olivetti Finanziaria Industriale S.p.A.	9,016,878	1,038,376	7,978,502
TechnoProduzioni S.p.A.	421,084	33,746,757	(33,325,673)
Olivetti Holding B.V.	81,223,170	18,317,331	62,905,839
Tecnost S.p.A.	1,106,427	-	1,106,427
Olivetti Finance N.V. (ex Tecnost International N.V.)	238,099,825	-	238,099,825
Other subsidiary companies	233,204	903,802	(670,598)
Interest payable to associated companies	-	-	-
Interest payable to third parties			
Bonds	13,743,814	11,766,054	1,977,760
Medium/long-term loans	27,505,093	15,351,031	12,154,062
Bank current accounts	14,619,713	6,253,611	8,366,102
Interest rate swaps	3,075,474	27,285,518	(24,210,044)
Charges on borrowings relating to the Tender Offer on Telecom Italia	-	5,993,231	(5,993,231)
Losses on exchange rate fluctuations	7,715,785	20,177,996	(12,462,211)
Interest, commissions and charges on other finance operations	10,101,584	11,777,882	(1,676,298)
Total	**407,828,947**	**152,805,400**	**255,023,547**

Financial charges amounting to Euro 407.8 million, reflected an increase of Euro 255 million compared with fiscal 1999, due in particular to:

- Euro 251.3 million in respect of charges pertaining to Tecnost S.p.A. payables;
- Euro 62.9 million concerning borrowings received from Olivetti Holding B.V. and essentially attributable to the different period in which the said charges fall due (in full during fiscal 2000 and during the last six months of fiscal 1999);
- Euro 36.7 million reduced charges regarding interest rate swap operations and exchange rate losses.

D) Value adjustments to financial assets

19) Write-downs

The write-down of Euro 10.2 million, entirely referred to the equity investment in Olivetti Finanziaria Industriale S.p.A., was lower by Euro 2,386.6 million compared with fiscal 1999 the financial period in which the equity investment in Tecnost S.p.A. had been written down by Euro 2,071.3 million.

1006

E) Extraordinary income and charges

20) Extraordinary income

	2000	1999	Changes
Gains on disposals			
Equity investments			
subsidiary companies	18,382,825	6,892,248,937	(6,873,866,112)
associated companies	-	1,491,175	(1,491,175)
others	-	13,307,182	(13,307,182)
Tangible fixed assets	21,050	47,426	(26,376)
Disposal of business to Olivetti Servizi Amministrativi S.r.l.	75,226	-	75,226
	18,479,101	**6,907,094,720**	**(6,888,615,619)**
Other income	**8,410,649**	**18,154,706**	**(9,744,057)**
Total	**26,889,750**	**6,925,249,426**	**(6,898,359,676)**

Capital gains on the disposal of equity investments amounted to Euro 18.4 million and derive from the contribution of:
- Tecnost Sistemi S.p.A. to Olivetti Tecnost S.p.A. (formerly Olivetti Lexikon S.p.A.) for Euro 13.9 million;
- Telemedia Applicazioni S.p.A. to Webegg S.p.A. for Euro 4.5 million.

Other income (Euro 8.4 million) arose from adjustments to costs relating to previous years (Euro 1.9 million), collection of amounts in excess of the price paid to repurchase receivables from Wang Global S.p.A. (Euro 2.3 million), the reimbursement of taxes paid abroad by controlled companies then sold (euro 2.7 million) and other sundry items for Euro 1.5 million.

21) Extraordinary charges

	2000	1999	Changes
Losses on disposals			
Tangible fixed assets	-	79,887	(79,887)
Equity investments			
subsidiary companies	-	7,148,352	(7,148,352)
associated companies	360,885	-	360,885
Other charges			
Costs relating to the Tender Offer for Telecom Italia shares	-	509,639,366	(509,639,366)
Miscellaneous charges	1,201,212	10,225,107	(9,023,895)
Total	**1,562,097**	**527,092,712**	**(525,530,615)**

22) Income taxes for the year

Income taxes for fiscal 2000 totalled Euro 111.2 million, which comprised the provision for deferred tax liabilities amounting to Euro 822.2 million and the cancellation of current taxes provided for in fiscal 1999 amounting to Euro 711 million, as a result of the different taxation periods for the capital gains generated by the sale of OliMan Holding B.V., adopted at the time the tax return for fiscal 1999 was submitted, compared with the value assumed when preparing the Financial Statements.



The actual Corporate Income Tax (IRPEG) accruing to the financial period differs from the theoretical tax, calculated by adopting the tax rates applicable for fiscal 2000, as shown in the table below; no provisions were made as regards the Local Tax on Production Activities (IRAP) since both the theoretical and the actual taxable amounts were negative.

Reconciliation between theoretical taxes and effective taxes charged to the Income Statement

Corporate Income Tax (IRPEG)

		Taxes by different tax rates				
(in millions of Euro)	Taxable income	37%	19%	36%	35%	Total taxes
Income before taxes	**981.1**					
Theoretical tax effect		**363.0**				**363.0**
Different tax rates on income taxable in the following years	-	(526.4)	270.3			(256.1)
Temporary differences deductible in the following years	28.2	13.3	(0.7)	(0.9)	(0.5)	11.2
Temporary differences arisen in prior years	3,355.0	305.9	183.1	260.2	294.7	1,043.9
Permanent differences	(5.2)	(1.9)				(1.9)
Tax losses arisen in prior years	(1,384.4)	(153.9)	(184.0)			(337.9)
	2,974.7	**-**	**268.7**	**259.3**	**294.2**	**822.2**
Reversal of current tax payable accrued in the year 1999, as resulted excessive		**(711.0)**				**(711.0)**
Income taxes charged to the income statement		**(711.0)**	**268.7**	**259.3**	**294.2**	**111.2**

Taxes referring to the income (Euro 1,422.8 million) taxable in the following years essentially concerned dividends and the relative tax credit accruing to the income for the year generated by Telecom Italia, which will be distributed in fiscal 2001.

The temporary differences that arose in previous years mainly pertained to the capital gains carried in fiscal 1999 (Euro 4,155.8 million), in relation to the sale of 31.5% of the equity investment in OliMan Holding B.V., with interests in Omnitel and Infostrada, the taxation of which was divided in instalments over five years.

The taxable amount of Euro 2,974.7 million was net of Euro 416 million fully offset by utilising tax losses of previous years; current taxes, therefore, were not provided for in fiscal 2000.

1064

Other information

Considerations payable to the Parent Company's Directors and General Manager and fees payable to the Statutory Auditors

In compliance with the Italian Securities and Investments Board (Consob) Resolution No. 11971/1999 details are provided below of the considerations and fees payable by the Parent Company and also by subsidiary companies on whatever basis and in whatever form, to the Directors, General Manager and to the Statutory Auditors of the Parent Company.

	Description of appointment			Remunerations before taxation (in euro)				
Name	Title	Duration (days)	Notes	For the appointment	Non-cash benefits	Bonuses and other incentives	Other emoluments	Notes
TESONE Antonio	Chairman	366		557,541			181,908	2)
COLANINNO Roberto	Chief Executive Officer	366	(x)	818,868			7,906,640	1) 2)
EREDE Sergio	Director	366		34,887			111,146	2) 3) (*) (**)
FABRIZI Pier Luigi	Director	366		34,887				
GERONZI Cesare	Director	366		34,887				
GNUTTI Emilio	Director	366		34,887			63,123	2)
LAMBORGHINI Bruno	Director	366		34,887			144,608	1) 2)
LONATI Ettore	Director	366		34,887			40,348	2)
LUCCHINI Luigi	Director	366		34,887				
MARCHIORELLO Dino	Director	366		34,887				
MARINELLI Luciano	Director and Member of the Audit Committee	366		34,887				
OWEN Gordon	Director and Member of the Audit Committee	366		34,887			12,911	4)
ROSIELLO Piera	Director and Secretary of the Board of Directors	366		165,550			15,494	2)
SACCHETTI Ivano	Director and Member of the Audit Committee	366		34,887				
TAZARTES Alberto	Director	181	(xx)	17,443			5,165	2) 3)
TREVISAN Dario	Director and Member of the Audit Committee	366	(xxx)	34,887				
Total Board of Directors				**1,978,046**			**8,481,343**	
FORNASARI Angelo	Chairman of Board of Statutory Auditors	366		61,975			23,241	5)
BENNANI Vittorio	Auditor	366		41,317			31,762	4) 5) 6)
CARAMANTI Franco	Auditor	366		41,317			61,975	5)
Total Board of Statutory Auditors				**144,609**			**116,978**	
Total				**2,122,655**			**8,598,321**	
ARIAUDO Corrado	Chief Operating Officer	366			6,000	154,937	481,983	1) 2)
Total emoluments				**2,122,655**	**6,000**	**154,937**	**9,080,304**	

(x) The compensation of Mr Colaninno in Telecom Italia is omni-comprehensive and covers remuneration of all corporate offices as well as of the offices Mr Colaninno holds in other Telecom Italia subsidiary companies or companies in which Telecom Italia has an equity investment. Specifically, it includes a waiver of the amounts due as portion partaining to him of the emoluments of the Board of Directors approved by the Telecom Italia shareholders' meeting pursuant to art. 2389 and transfer to Telecom Italia S.p.A. of the emoluments for the office of Chairman of Telecom Italia Mobile S.p.A., amounting to Euro 103,291.

(xx) Olivetti emoluments are transferred to BC Partners company.

(xxx) The solicitor's office Trevisan & Associati has billed fees totalling euro 113,621 for services provided to Telecom Italia S.p.A. in 2000.

1) Other emoluments.

2) Directorships in other Group companies.

3) The Olivetti Group acquired control of Seat Pagine Gialle S.p.A. on 15 November 2000. The emoluments of the Directors Erede and Tazartes (totalling euro 5,165 each) refer to the whole of year 2000.

4) Audit Committee.

5) Chairman of the Board of Statutory Auditors of other Group companies.

6) Regular Auditor of other Group companies.

(*) In the year 2000 Mr. Sergio Erede issued bills for professional activities carried out in favour of Olivetti S.p.A. in 1999 for an overall amount of euro 4,080,010.

(**) In addition, the Bonelli Erede Pappalardo professional association issued bills in the year 2000 for professional activities carried out by its members in favour of Olivetti S.p.A. for euro 3,976,718; Telecom Italia S.p.A. for euro 2,753,748; Telecom Italia Mobile S.p.A. for euro 120,515 and Seat Pagine Gialle S.p.A. for euro 2,454,978.

1009

Furthermore, in the framework of the share capital increase reserved for the Managers of Olivetti S.p.A. and its subsidiary companies duly approved by the Board of Directors on 24 February 2000 in execution of the powers granted by the Extraordinary Shareholders' Meeting on 7 April 1999 and as already mentioned in the comments to the equity item "Share Capital", the following shares and/or stock options were attributed to the Managing Director Roberto Colaninno and to the General Manager Corrado Ariaudo, in their capacity as Managers of the Parent Company:

	Rights or options allocated in 2000					Shares allocated or options exercised during 2000		
	Free allocation of shares		Options for purchase or subscription			Free allocation of shares	Options for purchase or subscription	
Name	Number of shares allocated	Date of allocation	Number of shares which could be purchased or subscribed	Price per share (in euro)	Exercise period of option rights	Number of shares allocated	Number of shares purchased or subscribed	Price per share
Roberto Colaninno	-	-	12,500,000	3.705	2002-2004 (1)	-	(2)	-
Corrado Ariaudo	-	-	2,500,000	3.705	2002-2004 (1)	-	(2)	-

(1) As described in the section "Employee stock options" the Plan to which such assignments refer was revoked by the Board of Directors meeting held on 9 February 2001, and a new Plan was approved (February 2002 - December 2004) with an exercise price of euro 2.81.
(2) In relation to the stock options allocated in 1999, options may be exercised for subscription of the following shares in the periods 1 January - 31 January 2001 and 1 January - 31 January 2002, at a price of Lire 2,320 (Euro 1,198):
Roberto Colaninno no. 11,500,000
Corrado Ariaudo no. 1,066,666

Legal proceedings

The Parent Company was involved in various legal proceedings as at 31 December 2000; according to the Parent Company's legal advisers, the outcome of such disputes should not have significant adverse effects on the Parent Company's equity and financial position.

Costs relating to the introduction of the Euro and to Year 2000 issues (Italian Securities and Investments Board (Consob) Communications No. 98083971 and No. 98079574)

The revamping scheme regarding the information technology systems, which targeted the introduction of the Euro and the Year 2000 issue was completed during the year.
The costs incurred of Euro 0.4 million were entirely capitalised as tangible fixed assets and were added to Euro 1.9 million in respect of fiscal 1999 of which Euro 1.5 million were capitalised.

Tax regime in the event of distribution of reserves

- Additional paid-in capital reserve (Euro 3,196,212,781). This represents a capital reserve and in the event of distribution, therefore, does not concur to form the taxable income of shareholders.
- Revaluation reserve (Euro 1,128,827).

In the event of distribution, this reserve is treated as forming part of the Parent Company's taxable income and the shareholders' taxable income.

• Reserve for treasury stock (Euro 2,298,156).
This reserve would be treated as shareholders' taxable income, if made available and distributed, and the said shareholders would attract tax credit within the limits of the taxes applied to the assessed companies pursuant to article 105, paragraph 1, subsections a) and b) of the Income Tax Consolidated Text.
• Extraordinary reserve (Euro 1,888,261,068).
In the event of distribution, this reserve is treated as shareholders' taxable income and the said shareholders would attract tax credit within the limits of the taxes applied to the assessed companies pursuant to article 105, paragraph 1, subsections a and b of the Income Tax Consolidated Text.
• Non-taxable reserves.
These comprise:
- research contributions reserve (Law No. 346/1988) for Euro 8,741,403;
- Technology Innovation grants reserve (Law No. 46/1982) for Euro 685,713;
- investments grants reserve (Law No. 64/1986) for Euro 695,110;
- Value Added Tax deduction reserve pertaining to investments for Euro 97,784.
Should the above reserves be distributed they would be treated as forming the Parent Company's taxable income and the shareholders' taxable income; should they be utilised for purposes other than covering losses of the year, they would be treated as forming the Parent Company's taxable income.

1011

Exhibits

Statement of Changes in Shareholders' Equity
Reclassified Income Statement
Statement of Changes in Financial Position

Olivetti S.p.A.

Statement of changes in shareholders' equity

(in euro)	Share capital	Share capital increases to be filed (I.bis and I.ter of Balance Sheet)	Additional paid-in capital	Additional paid-in capital in respect of share capital increases to be filed with the Register of companies	Revaluation reserve
Balance as of 31 December 1998	**1,505,272,930**	**22,052,772**	**13,345,552**	**10,879,069**	**-**
Loss carried forward					
Share capital increase resolved by the Board of Directors on 7 April 1999 in execution of the powers conferred by the Extraordinary Shareholders' Meeting held on the same date	773,446,588		2,242,995,104		
Conversion of no. 78,006,880 "Olivetti 1998-2002 f.r. convertible bonds"	40,287,192				
Exercise of "Olivetti common shares 1998 -2002 warrants"	139,606,337				
Share capital increase resolved by the Board of Directors on 18 February 1998 in execution of the powers conferred by the Extraordinary Shareholders' Meeting held on 29 April 1993	6,197,483				
Conversion of no. 58,513,375 "Olivetti 7,50% 1993-1999 convertible bonds" in the ratio of 16 new shares (with a nominal value of lire 1,000 each) every 25 bonds with the same nominal value	19,340,567	(19,340,567)	10,879,069	(10,879,069)	
Conversion of no. 4,874,775 "Olivetti 1998-2002 f.r. convertible bonds"	2,517,611	(2,517,611)			
Conversion of no. 847,233 "Olivetti 1998-2002 f.r. convertible bonds"		437,559			
Share capital increase resolved by the Board of Directors on 9 June 1999 (Stock options) in execution of the powers conferred by the Extraordinary Shareholders' Meeting held on 7 April 1999		10,865,392		14,342,318	
Exercise of "Olivetti common shares 1998 -2002 warrants"	194,594	(194,594)			
Exercise of "Olivetti common shares 1998 -2002 warrants"		20,131			
Share capital increase payment relating to the exercise of "Olivetti common shares 1998-2002 warrants"		22,049			
Net result for the year					
Balance as of 31 December 1999	**2,486,863,302**	**11,345,131**	**2,267,219,725**	**14,342,318**	**-**

Legal reserve	Reserve for treasury stock	Other reserves: Reserves of surplus emerging from the merger	Other reserves: Other	Other reserves: Extraordinary reserve	Accumulated losses	Net result for the year	Total
-	2,298,156	-	-	-	(63,128,785)	(96,630,248)	1,394,089,446
					(96,630,248)	96,630,248	-
							3,016,441,692
							40,287,192
							139,606,337
							6,197,483
							437,559
							25,207,710
							20,131
							22,049
						2,832,065,255	2,832,065,255
-	2,298,156	-	-	-	(159,759,033)	2,832,065,255	7,454,374,854

1615

(in euro)	Share capital	Share capital increases to be filed (I.bis and I.ter of Balance Sheet)	Additional paid-in capital	Additional paid-in capital in respect of share capital increases to be filed with the Register of companies	Revaluation reserve
Balance as of 31 December 1999	**2,486,863,302**	**11,345,131**	**2,267,219,725**	**14,342,318**	**-**
Allocation of net income 1999 as resolved by the Shareholders' Meeting held on 12 June 2000					
Payment of dividends					
Share capital increase resolved by the Board of Directors on 9 June 1999 (Stock options) in execution of the powers conferred by the Extraordinary Shareholders' Meeting held on 7 April 1999			14,342,318	(14,342,318)	
Share capital increase resolved by the Board of Directors on 9 June 1999 (Stock options) in execution of the powers conferred by the Extraordinary Shareholders' Meeting held on 7 April 1999	10,865,392	(10,865,392)			
Conversion of no. 847,233 "Olivetti 1998-2002 f.r. convertible bonds"	437,559	(437,559)			
Exercise of "Olivetti common shares 1998 -2002 warrants"	20,131	(20,131)			
Share capital increase payment relating to exercise of "Olivetti common shares 1998 -2002 warrants"	22,049	(22,049)			
Conversion of no. 40,333,010 "Olivetti 1998-2002 f.r. convertible bonds"	20,830,261				
Exercise of "Olivetti common shares 1998 -2002 warrants"	10,414,759				
Free share capital increase from lire 1,000 to lire 1,936.27 per share with consequent re-denomination of capital in euro through use of available reserves:					
Use of extraordinary reserve	86,689,342				
Use of additional paid-in capital	2,281,562,043		(2,281,562,043)		
Formation of reserve for conversion of "Olivetti 1998-2002 bonds"					
Formation of reserve for exercise of "1998-2002 warrants"					
Formation of reserve for exercise of 1999-2002 stock options					
Formation of reserve for exercise of 2002-2004 stock options					
Conversion of no. 8,792,983 Olivetti 1998-2002 f.r. convertible bonds	4,541,197				
Use of reserve for free share capital increase following the conversion of no. 8,792,983 "Olivetti f.r. 1998-2002 convertible bonds"	4,251,786				
Exercise of "Olivetti common shares 1998 -2002 warrants"	3,868,207				
Use of reserve for free share capital increase following the exercise of "Olivetti common shares 1998-2002 warrants"	3,621,686				
Share capital increase resolved by the Board of Directors' Meeting held on 9 June 1999 (Stock-options) in accordance with the powers granted by the Extraordinary Shareholders' Meeting held on 7 April 1999	364,963		481,752		
Use of reserves for share capital increase following the exercise of stock-options	341,704				
Conversion of no. 360,695 "Olivetti 1998-2002 f.r. convertible bonds"		186,283			
Use of the reserve for free share capital increase following the conversion of no. 360,695 "Olivetti 1998-2002 f.r. convertible bonds"		174,412			
Exercise of "Olivetti common shares 1998 -2002 warrants"		19,115			
Use of reserve for free share capital increase following the exercise of "Olivetti 1998-2002 common shares warrants"		17,897			
Share capital increase payment relating to the exercise of "Olivetti 1998-2002 common shares warrants"		13,493			
Use of reserve for free share capital increase following the exercise of "Olivetti 1998-2002 common shares warrants"		12,634			
Total before merger of Tecnost S.p.A.	**4,914,694,381**	**423,834**	**481,752**	**-**	**-**

1016

Legal reserve	Reserve for treasury stock	Other reserves: Reserves of surplus emerging from the merger	Other reserves: Other	Other reserves: Extraordinary reserve	Accumulated losses	Net result for the year	Total
-	**2,298,156**	**-**	**-**	**-**	**(159,759,033)**	**2,832,065,255**	**7,454,374,854**
520,249,387				1,987,003,159	159,759,033	(2,667,011,579)	
						(165,053,676)	(165,053,676)
							20,830,261
							10,414,759
				(86,689,342)			
			23,143,831	(23,143,831)			
			16,772,603	(16,772,603)			
			13,037,128	(13,037,128)			
			14,264,521	(14,264,521)			
							4,541,197
			(4,251,786)				
							3,868,207
			(3,621,686)				
							846,715
			(341,704)				
							186,283
			(174,412)				
							19,115
			(17,897)				
							13,493
			(12,634)				
520,249,387	**2,298,156**	**-**	**58,797,964**	**1,833,095,734**	**-**	**-**	**7,330,041,208**

(in euro)	Share capital	Share capital increases to be filed (I.bis and I.ter of Balance Sheet)	Additional paid-in capital	Additional paid-in capital in respect of share capital increases to be filed with the Register of companies	Revaluation reserve
Total before merger of Tecnost S.p.A.	**4,914,694,381**	**423,834**	**481,752**	**-**	**-**
Share capital increase deriving from the issue of no. 1,999,439,092 shares in exchange of no. 1,785,213,475 Tecnost shares owned by third parties		1,999,439,092			
Reserve for surplus emerging from the exchange of Tecnost shares with Olivetti shares					
Reserve for surplus emerging from the cancellation of Tecnost shares					
Use of reserve for share exchange:					
Reserve for free share capital increase relating the exercise of "Olivetti ex Tecnost 1999-2004 warrants"					
Additional paid-in capital			2,547,518,244		
Use of reserve following the cancellation of shares:					
Reserve for technological innovation grants (Law no. 46/82)					
Reserve for research grants (Law no. 346/88)					
Reserve for Law no. 64/86 funds					
Reserve for VAT on capital expenditure (Law no. 526/82)					
Revaluation reserve (Law no. 413/91)					1,128,827
Legal reserve					
Extraordinary reserve					
Additional paid-in capital			648,212,785		
Result of the year					
Balance as of 31 December 2000	**4,914,694,381**	**1,999,862,926**	**3,196,212,781**	**-**	**1,128,827**

1016

		Other reserves					
Legal reserve	Reserve for treasury stock	Reserves of surplus emerging from the merger	Other	Extraordinary reserve	Accumulated losses	Net result for the year	Total
520,249,387	**2,298,156**	**-**	**58,797,964**	**1,833,095,734**	**-**	**-**	**7,330,041,208**
							1,999,439,092
		2,665,895,105					2,665,895,105
		1,071,793,327					1,071,793,327
		(118,376,861)	118,376,861				
		(2,547,518,244)					
		(685,713)	685,713				
		(8,741,403)	8,741,403				
		(695,110)	695,110				
		(94,784)	94,784				
		(1,128,827)					
357,069,371		(357,069,371)					
		(55,165,334)		55,165,334			
		(648,212,785)					
						869,820,034	869,820,034
877,318,758	**2,298,156**	**-**	**187,391,835**	**1,888,261,068**	**-**	**869,820,034**	**13,936,988,766**

Olivetti S.p.A.

Reclassified Income Statement

(in euro)	Year 2000	Year 1999	Changes
Financial income and charges			
1. Income from equity investments in:			
Subsidiary companies	1,414,381,919	600,805	1,413,781,114
Other companies	18,426,268	16,254,785	2,171,483
Total income from equity investments	1,432,808,187	16,855,590	1,415,952,597
2. Other financial income from:			
Receivables classified as fixed assets	31,759	182,824	(151,065)
Securities classified as current assets	9,326,665	17,111,320	(7,784,655)
Other income:			
Interest income from subsidiary companies	7,924,364	17,098,697	(9,174,333)
Interest income from associated companies	4,162	205	3,957
Interest and other financial income	24,360,471	29,370,503	(5,010,032)
Total other financial income	41,647,421	63,763,549	(22,116,128)
3. Interest and other financial charges payable to:			
Subsidiary companies	(331,067,484)	(54,200,077)	(276,867,407)
Others	(76,761,463)	(98,605,323)	21,843,860
Total interest and other financial charges	(407,828,947)	(152,805,400)	(255,023,547)
Total financial income and charges (1+2+3)	**1,066,626,661**	**(72,186,261)**	**1,138,812,922**
Value adjustments to financial assets			
4. Revaluation of equity investments	-	-	-
5. Write-down of equity investments	(10,208,668)	(2,396,763,152)	2,386,554,484
Total value adjustments to financial assets (4+5)	**(10,208,668)**	**(2,396,763,152)**	**2,386,554,484**
6. Other income from operations	**17,216,176**	**17,070,491**	**145,685**
Other costs from operations			
7. Non-financial services	(49,079,749)	(40,929,197)	(8,150,552)
8. Leases and rentals	(2,538,537)	(3,560,678)	1,022,141
9. Personnel	(11,885,149)	(21,774,062)	9,888,913
10. Amortisation, depreciation and write-downs	(35,786,108)	(39,109,932)	3,323,824
11. Provision for risk and charges	(15,001,368)	(175,599,931)	160,598,563
12. Miscellaneous operational expenses	(3,619,154)	(72,142,418)	68,523,264
Total other costs from operations	**(117,910,065)**	**(353,116,218)**	**235,206,153**
Result from ordinary operations	**955,724,104**	**(2,804,995,140)**	**3,760,719,244**
Extraordinary income and charges			
13. Income	26,889,750	6,925,249,426	(6,898,359,676)
14. Charges	(1,562,097)	(527,092,712)	525,530,615
Extraordinary income	**25,327,653**	**6,398,156,714**	**(6,372,829,061)**
Income before taxation	**981,051,757**	**3,593,161,574**	**(2,612,109,817)**
15. Income taxes for the year	(111,231,723)	(761,096,319)	649,864,596
NET INCOME FOR THE YEAR	**869,820,034**	**2,832,065,255**	**(1,962,245,221)**

1020

Olivetti S.p.A.

Statement of Changes in Financial Position

(in millions of euro)		Year 2000	Year 1999
A. Short-term net financial resources at the beginning of the year		**44.0**	**571.5**
B. Cash-flow from operating activities			
Net income for the year:			
Results before Tecnost merger	*(179.7)*		
Results from Tecnost merger	*1,160.8*		
Taxes	*(111.2)*		
Total		869.9	2,832.1
Changes following the merger of Tecnost S.p.A.:			
Equity investments	*(20,867.0)*		
Receivables	*(1,410.8)*		
Payables	*87.5*		
Long-term debt, net	*15,392.6*		
Other, net	*(100.2)*		
Shareholders' equity	*5,737.1*		
Total		(1,160.8)	-
Amortization and depreciation		21.0	20.8
Net gains from disposal of fixed assets		(18.1)	(6,899.9)
Writedowns of fixed assets		10.2	2,396.8
Change in operating working capital		84.4	934.4
Net change in reserve for severance indemnities		(2.1)	(0.4)
Other		39.2	-
		(156.3)	**(716.2)**
C. Cash-flow from investing activities			
Fixed assets:			
Intangible		(2.2)	(79.9)
Tangible		(1.1)	(2.1)
Financial		(256.5)	(21,863.6)
Proceeds from the disposal of fixed assets		0.6	17,437.1
		(259.2)	**(4,508.5)**
D. Cash-flow from financing activities			
New borrowings		466.5	1,577.8
Capital increase		15.0	3,187.5
Distribution of dividends		(165.1)	-
Repayments of loans and transfer of current portion of long-term debt		(786.0)	(68.1)
		(469.6)	**4,697.2**
E. Cash-flow of the year (B+C+D)		**(885.1)**	**(527.5)**
F. Short-term net financial resources (indebtedness) at the end of the year (A+E)		**(841.1)**	**44.0**

The Board of Directors

1024

Olivetti Group

Consolidated Financial Statements as at 31 December 2000

- Balance Sheet
- Income Statement
- Explanatory Notes

Olivetti Group
Consolidated Balance Sheet
(in millions of euro)

ASSETS	31.12.2000	31.12.1999
A) AMOUNTS DUE FROM SHAREHOLDERS	1	1
B) FIXED ASSETS		
I. *Intangible fixed assets*		
1) Start-up and expansion costs	94	74
2) Industrial patents and intellectual property rights	837	789
3) Concessions, licences, trademarks and similar rights	3,505	153
4) Goodwill	72	9
5) Assets in process of formation and advance payments	840	398
6) Other	654	446
7) Consolidation differences	33,638	26,175
Total intangible fixed assets	39,640	28,044
II. *Tangible fixed assets*		
1) Land and buildings	3,208	5,331
2) Plant and machinery	18,170	16,576
3) Industrial and commercial equipment	92	145
4) Other assets	849	578
5) Assets under construction and advance payments	1,457	1,235
Total tangible assets	23,776	23,865
III. *Financial fixed assets*		
1) Equity investments in		
subsidiary companies	26	127
associated companies	7,166	5,951
other companies	574	381
2) Financial receivables		
Due within 12 months from		
subsidiary companies		4
associated companies		
other companies	78	25
3) Other receivables		
Due within 12 months from		
others	111	100
Due after 12 months from		
associated companies	127	133
others	242	333
4) Other securities		
Guarantee deposits	1	
Other	668	34
5) Treasury stock	393	2
Total financial fixed assets	9,386	7,090
Total fixed assets (B)	**72,802**	**58,999**

1024

	31.12.2000	31.12.1999
C) CURRENT ASSETS		
I. Inventories		
1) Raw, ancillary and consumable materials	51	113
2) Work-in-progress and semi-finished products	35	90
3) Contract work-in-progress	471	641
4) Finished products and goods for resale	402	355
5) Advances to suppliers	9	16
Total inventories	968	1,215
II. Receivables		
Due within 12 months from		
– customers	8,322	8,075
– subsidiary companies	42	46
– associated companies	444	494
– others	4,030	2,491
Due after 12 months from		
– customers	5	35
– others	754	767
Total receivables	13,597	11,908
III. Financial assets not held as fixed assets		
Equity investments	739	69
Securities	2,909	1,749
Receivables for securities held under reverse repurchase agreements	1	133
Total financial assets not held as fixed assets	3,649	1,951
IV. Liquid funds		
Bank and post office accounts	2,762	1,149
Cash	8	13
Total liquid funds	2,770	1,162
Total current assets (C)	**20,984**	**16,236**
D) ACCRUED INCOME AND PREPAID EXPENSES		
1) Discounts on loan issues and deferred charges on loans	24	29
2) Other accrued income and prepaid expenses	1,549	261
Total accrued income and prepaid expenses (D)	**1,573**	**290**
TOTAL ASSETS	**95,360**	**75,526**

1025

LIABILITIES AND SHAREHOLDERS' EQUITY		31.12.2000	31.12.1999
A) SHAREHOLDERS' EQUITY			
I.	*Share capital*	4,915	2,487
I.bis	*Share capital increase to be filed with the Register of Companies pursuant to article 2444 of the Italian Civil Code*		11
I.ter	*Share capital increase payment relating to shares to be issued*		
I.quater	*Shares in exchange with Tecnost S.p.A. shares*	1,999	
II.	*Additional paid-in capital*	3,196	2,267
II.bis	*Additional paid-in capital in respect of share capital increases to be filed with the Register of Companies*		14
III.	*Revaluation reserve*	1	
IV.	*Legal reserve*	877	
V.	*Reserve for treasury stock*	2	2
VII.	*Other reserves*	2,466	
VIII.	*Sundry reserves and retained earnings (accumulated losses)*	1,340	(171)
IX.	*Group income (loss) for the year*	(940)	4,939
Group shareholders' equity		**13,856**	**9,549**
X.	*Minority interests*	17,510	16,761
Total shareholders' equity (A)		**31,366**	**26,310**
B) RESERVES FOR RISKS AND CHARGES			
1)	Employee pensions and similar obligations	31	56
2)	Taxation	1,321	358
3)	Other provisions	1,727	977
Total reserves for risks and charges (B)		**3,079**	**1,391**
C) RESERVE FOR EMPLOYEE SEVERANCE INDEMNITIES		**1,388**	**1,577**

1026

	31.12.2000	31.12.1999
D) PAYABLES		
Due within 12 months		
1) Bonds	404	169
2) Due to banks	14,035	5,468
3) Due to other lenders	448	264
4) Advances	376	384
5) Due to suppliers	7,047	6,353
6) Due to associated companies	739	600
7) Due to subsidiary companies	6	21
8) Due to tax authorities	960	1,930
9) Due to social security authorities	294	305
10) Other payables	4,486	3,640
Due after 12 months		
1) Bonds	17,658	19,203
2) Convertible bonds	2,855	45
3) Due to banks	4,617	4,348
4) Due to other lenders	1,318	688
5) Due to suppliers	35	6
6) Due to associated companies	506	
7) Due to tax authorities	2	6
8) Due to social security authorities	1,365	1,444
9) Other payables	634	7
Total payables (D)	57,785	44,881
E) ACCRUED EXPENSES AND DEFERRED INCOME		
Premiums on loan issues		
Other accrued expenses and deferred income	1,742	1,367
Total accrued expenses and deferred income (E)	**1,742**	**1,367**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**95,360**	**75,526**

MEMORANDUM ACCOUNTS	31.12.2000	31.12.1999
Personal guarantees, net of counter-securities received	3,106	1,210
Guarantees on Group companies' assets	2	9
Commitments	5,001	84
Other accounts	266	586
TOTAL MEMORANDUM ACCOUNTS	**8,375**	**1,889**

Olivetti Group
Consolidated Income Statement
(in millions of euro)

	Year 2000	Year 1999
A) Value of production		
1) Revenues from sales and services	30,116	28,207
2) Changes in inventories of work-in-progress, semi-finished and finished products	45	(78)
3) Changes in contract work-in-progress	248	183
4) Capitalised production	912	1,066
5) Other revenues and income		
grants	21	22
other	462	547
Total value of production (A)	**31,804**	**29,947**
B) Costs of production		
6) Raw, ancillary and consumable materials and goods for resale	3,058	3,111
7) Services received	8,623	7,584
8) Leases and rentals	827	739
9) Personnel:		
a) wages and salaries	3,810	3,707
b) social securities charges	1,172	1,165
c) employee severance indemnities	252	279
d) other	11	109
	5,245	5,260
10) Amortisation, depreciation and writedowns		
a) Amortisation of intangible fixed assets	2,395	1,625
b) Depreciation of tangible fixed assets	4,561	4,393
c) Other writedowns of tangible fixed assets	48	88
d) Writedowns of receivables classified as current assets and of liquid funds	495	416
	7,499	6,522
11) Change in inventories of raw, ancillary and consumable materials and goods for resale	(25)	26
12) Provisions for risks	154	263
13) Other provisions	165	71
14) Other operational expenses	930	1,057
Total costs of production (B)	**26,476**	**24,633**
DIFFERENCE BETWEEN VALUE AND COSTS OF PRODUCTION (A-B)	**5,328**	**5,314**

1029

	Year 2000	Year 1999
C) FINANCIAL INCOME AND CHARGES		
15) Income from equity investments		
Subsidiary companies	529	759
Associated companies	80	15
Others	308	147
	917	921
16) Other financial income		
a) On receivables classified as fixed assets due from		
Associated companies	10	3
Others	10	12
b) On securities held as fixed assets	-	4
c) On securities held as current assets	171	133
d) Other interest income from		
Subsidiary companies	1	1
Associated companies	15	14
Others	601	380
	808	547
17) Interest and other financial charges	(2,641)	(1,647)
Total financial income and charges (C)	**(916)**	**(179)**
D) VALUE ADJUSTMENTS TO FINANCIAL ASSETS		
18) Revaluations of		
equity investments	276	242
securities held as current assets	4	1
	280	243
19) Writedowns of		
equity investments	(1,314)	(811)
financial fixed assets	(134)	(19)
securities held as current assets	(38)	(13)
	(1,486)	(843)
Total value adjustments to financial assets (D)	**(1,206)**	**(600)**
E) EXTRAORDINARY INCOME AND CHARGES		
20) Income		
gains on disposal	1,408	7,000
other income	297	147
	1,705	7,147
21) Charges		
losses on disposal	(15)	(17)
prior years taxation	(6)	(4)
other charges	(1,549)	(1,459)
	(1,570)	(1,480)
Total extraordinary income and charges (E)	**135**	**5,667**
RESULT BEFORE TAXATION AND MINORITY INTERESTS (A-B+C+D+E)	**3,341**	**10,202**
22) Income taxes for the year	(2,340)	(3,207)
23) Telecom Italia Group pre-acquisition result	-	(911)
24) Result attributable to minority-shareholders	(1,941)	(1,145)
25) GROUP NET RESULT FOR THE YEAR	**(940)**	**4,939**

1030

Explanatory Notes

General policies in the preparation of the consolidated Financial Statements

The consolidated Financial Statements as at 31 December 2000 have been prepared and presented in accordance with the relevant provisions contained in Legislative Decree No. 127 dated 9 April 1991, and comprise the consolidated Balance Sheet (prepared and presented in accordance with the formats specified in articles 2424 and 2424-bis of the Italian Civil Code suitably adapted), the consolidated Income Statement (prepared and presented in accordance with the format specified in articles 2425 and 2425-bis of the Italian Civil Code suitably adapted) and these Explanatory Notes.
The Explanatory Notes are provided to illustrate, analyse and, in some cases, supplement the data reported in the consolidated Financial Statements. They include the information required by article 38 of Legislative Decree No. 127/1991 and by other provisions contained therein, as well as those notified by the Italian Securities and Investments Board (CONSOB); furthermore, additional information is provided to present a true and fair view even where not required by specific legislation.
The Financial Statements used for consolidation purposes are those as at 31 December 2000 approved by the Shareholders' Meetings of the individual companies or prepared by the respective Boards of Directors for such approval, adjusted, where necessary, to eliminate entries recorded solely for tax purposes and to align them to the accounting policies adopted by the Group. Such accounting policies are consistent with legislation governing consolidated Financial Statements, interpreted by the accounting principles established by the Italian Accounting Profession and, in their absence, by the International Accounting Standards Committee (I.A.S.C.).

Consolidation area

The consolidated Financial Statements as at 31 December 2000 were prepared on the basis of the Financial Statements of the Parent Company Olivetti S.p.A., the groups and the companies directly or indirectly controlled thereby (and namely in which the said Parent Company as at 31 December 2000 directly or indirectly held the majority of voting rights at ordinary Shareholders' Meetings, or sufficient votes to be able to exercise a dominant influence) excepting for a number of minor subsidiary companies and companies subject to sale after 31 December 2000. In particular, Telecom Italia S.p.A. and its subsidiary companies (hereinafter referred to as Telecom Italia Group), which contributed for 96% to the consolidated revenue, have been included in the consolidation by absorbing line-by-line the consolidated Financial Statements of the Telecom Italia Group (approved by the Board of Directors and submitted to audit by PricewaterhouseCoopers), after having implemented the appropriate consolidation adjustments. The associated company Viasat and its subsidiary Viasat Assistance, as well as Nortel Inversora and the Telecom Argentina Group controlled thereby were included in the consolidation area using the proportional method as from 2000, pursuant to art. 37 of Legislative Decree No. 127/1991.
The complete list of companies in which an equity investment is held is shown in the Attachment to these Explanatory Notes ("List of companies included in the consolidated Financial Statements as at 31 December 2000 and the equity investments, pursuant to articles 38 and 39 of Legislative Decree No. 127/1991").

The principle changes that have occurred in the consolidation area for the Telecom Italia Group compared with 31 December 1999 are as follows:
a) inclusion of Nortel Inversora Group in the consolidation area with effects both in the income statement and in the balance sheet items for the entire financial period: following acquisition of a further share (17.50%) by Telecom Italia in the Nortel Inversora holding during fiscal 1999, through Stet International Netherlands, the said Nortel Inversora and the Telecom Argentina Group controlled thereby, have been consolidated proportionally as from 1 January 2000, since controlled jointly with the France Telecom Group;
b) inclusion of the following companies in the consolidation area only as regards balance sheet items, since acquired in the last part of the year:
• Seat Pagine Gialle Group;
• Jet Multimedia Group;
• Europe Explorer Group;
• Corporacion Digitel;
• Maxitel Group;
c) exclusion from the consolidation area, as regards :
• Tecnitel, which, after revocation of winding-up proceedings, changed the company name to IM.SER and, subsequently contribution of the branch of business "Great Buildings" of Telecom Italia, was transferred for a share equal to 60%. The company was valued in the Financial Statements for fiscal 2000 by adopting the equity method;
• Teleleasing, following transfer of the controlling interest; the equity investments held by Saiat are now equal to 20% and the company was valued by adopting the equity method;
d) inclusion in the consolidated Financial Statements only as regards income statement items since transferred in the last part of the year:
• Sirti Group;
• Italtel Group.
As regards the other companies of the Olivetti Group we would mention the exclusion of the O.i.S. Group (O.i.S. and Olivetti Sanità) from the consolidation area for the entire financial period, since sold to third parties during the year.
No write-down was posted with reference to a number of recently acquired foreign investee companies operating in the "new economy" sector, despite the downturn in the market values of the section, in consideration of the unchanged medium and long-term business prospects, and of the industrial – and therefore strategic nature – of such investments in their specific reference sector. However, considering the rapid evolution of the sector the said investments will be subject to continued and careful monitoring.

Consolidation principles

The main consolidation principles adopted for the consolidated Financial Statements as at 31 December 2000 are as follows:
a) the assets and liabilities of the companies included in the consolidation process were consolidated on a line-by-line basis, by eliminating the book value of each consolidated equity investments against the related portion of the shareholders' equity of the companies in which an interest is held.

b) the assets and liabilities of the jointly controlled companies included in the consolidation area according to the proportional method are consolidated for a share equal to the percentage held by the Group, by eliminating the book value of the consolidated equity investments against the related portion of the shareholders' equity of the companies in which an interest is held.
c) gains and losses not yet realised deriving from operations between companies of the Group have been eliminated, as well as the payable and receivable items, the dividends and all the operations executed between companies included in the consolidation basis.
d) goodwill (or consolidation difference), defined as the difference between the purchase cost of subsidiary and associated companies and their current value at the time of acquisition, if positive, was classified under assets in the heading referred to as "Consolidation differences", representing the future income-earning capacity of the company acquired and amortised over the period in which such goodwill was expected to provide benefits; negative differences were classified under an item of the shareholders' equity referred to as "Consolidation reserves". The Income Statements of the subsidiary companies acquired during the year were consolidated for the full financial period; pre-acquisition results not accruing to the Group were reversed under a special heading of the Income Statement.
Consolidation differences in respect of associated companies - if positive - were charged to the equity investment account and amortised over the period in which such goodwill was expected to provide benefits.
e) minority interests in the net equity and the net result for the year are carried separately under an appropriate heading in the consolidated shareholders' equity and the consolidated Income Statement, respectively.
f) capital gains and capital losses arising from the sale of shares in Group companies to third parties are recorded in the Income Statement. In the event of a share capital increase of a Group company, subscribed by a minority shareholder, possible capital gains or capital losses that derive from the comparison between the values of the portions of shareholders' equity pertaining to the Group, as carried before and after the operation, are duly recorded in the Income Statement.
g) provisions and value adjustments recorded by individual companies included in the consolidation area solely to obtain tax benefits available under current legislation are eliminated from the consolidated Financial Statements, taking due account of any tax effects, where applicable.

Criteria and exchange rates applied in the translation into Euro of Financial Statements denominated in foreign currency

a) The Financial Statements of foreign subsidiary companies resident in non-EMU (European Monetary Union) member countries are translated into Euro by applying the exchange rates in force at the date of closing the Financial Statements to the Balance Sheet items and the average exchange rate for the financial period to the items of the Income Statement. The exchange rate differences arising from the application of these criteria compared with differences in force at the end of the previous financial period were charged directly to a specific item of the consolidated shareholders' equity under "Other reserves".
The Financial Statements of foreign subsidiary companies resident in EMU (European Monetary Union) member countries are translated into Euro at the fixed exchange rates as defined by the European Commission on 31 December 1998.



b) Exchange rates in force at 31 December 2000 and 1999 and the average exchange rates for fiscal 2000 and fiscal 1999 adopted to translate into Euro the Financial Statements of foreign subsidiary companies resident in EMU (European Monetary Union) member countries are as follows:

Euro/Local currency	
Lira	1,936.27
Deutsche mark	1.95583
Belgian franc	40.3399
Spanish peseta	166.386
French franc	6.55957
Dutch guilder	2.20371
Austrian schilling	13.7603
Portuguese escudo	200.482
Finnish markka	5.94573

The exchange rates adopted with reference to the currencies of non-EMU (European Monetary Union) member countries are as follows:

	Exchange rates Euro/Local Currency					
			average for the year 2000		average for the year 1999	
	31.12.2000	31.12.1999	Telecom Italia Group	Others	Telecom Italia Group	Others
European currencies						
Danish krone	7.46310	7.44330	-	7.4516	-	7.43632
Norwegian krone	8.23350	8.07650	-	8.0906	-	8.38829
Swedish krone	8.83130	8.56250	-	8.4602	-	8.84182
Greek drachma	340.750	330.300	336.626	-	325.752	-
Hungarian forint	265.000	254.705	260.042	-	252.711	-
Swiss franc	1.52320	1.60510	1.5571	1.5232	1.60035	1.60051
British pound	0.62410	0.62170	0.60919	0.60925	0.65854	0.65465
Roumanian leu	24,203.4	18,440.7	19,757.8	-	16,135.6	-
Russian rublo	26.5660	27.6015	25.8828	-	26.2852	-
Polish zloty	3.84980	4.15870	4.00546	-	4.22341	-
Non-European currencies						
Venezuelan bolivar	677.851	652.228	-	625.782	-	633.304
Bolivian	5.92260	5.95727	5.64857	-	6.12199	-
Costa Rica colon	298.301	154.367	284.369	-	302.400	-
Australian dollar	1.67700	1.54200	-	-	-	-
Canadian dollar	1.39650	1.46080	1.3684	-	1.58202	-
Hong Kong dollar	7.25780	7.80876	7.1758	7.2578	8.26586	8.82110
Singapore dollar	1.61260	1.67316	-	-	-	-
US dollar	0.93050	1.00460	0.92089	0.91809	1.06531	1.05437
Japanese yen	106.920	102.730	-	99.2806	-	118.836
Argentine peso	0.93050	1.00460	0.92089	0.91809	1.06531	1.05437
Chilean peso	520.137	532.513	487.8483	504.285	540.379	541.719
Colombian peso	1,985.21	1,882.43	-	1,941.75	-	1,905.59
Mexican peso	8.91670	9.54373	-	8.70056	-	10.0911
South African rand	7.03920	6.18400	-	6.38472	-	6.44787
Brazilian real	1.82010	1.79720	1.68317	1.67732	1.92244	1.93541
Malaysian ringitt	3.53540	3.81748	-	-	-	-
Indian rupee	42.9931	43.5999	-	-	46.1550	-
Peruvian sol	3.28090	3.52615	-	3.22623	-	3.58254

1034

The average exchange rates for fiscal 2000 and fiscal 1999 adopted to translate the economic items denominated in the currencies of non-EMU (European Monetary Union) member countries were determined based on the following differentiated criteria:
- for companies in the Telecom Italia Group: by translating the average arithmetic Italian Lire/foreign currency rates detailed in the Explanatory Notes to the Telecom Italia consolidated Financial Statements;
- for other companies in the Olivetti Group: the average weighted rates against the monthly revenues to take due account of the seasonal business trends, consistent with the principles adopted in the previous financial periods.

Valuation criteria

The valuation criteria adopted to prepare the items of the consolidated Financial Statements comply with those established by law and are the same as those adopted in the previous financial period.
The valuation criteria adopted for the various headings are described below.

Intangible fixed assets

Intangible fixed assets are recorded at their purchase or production cost, including related accessory charges and amortised over the residual period of their useful working life; intangible fixed assets are written down to reflect any other than temporary impairment in value; the book value is reinstated in subsequent years if the reasons for such write-downs no longer apply.
Start-up and expansion costs are amortised over five years.
Industrial patents and intellectual property rights are amortised depending on their expected useful working life - over five years (for industrial patents) or predominantly over three years (software) as from the financial period in which the intangible fixed assets enter service.
Concessions, licences, trademarks and similar rights are amortised over their expected useful working life (licences are amortised based on the duration of the relevant contracts).
Purchased goodwill relating to the acquisition of businesses or of branches of business is generally amortised over a period of five years.
Fixed assets in process of formation and advance payments refer to costs sustained for current software development projects. Such projects according to their nature, type and significant value are of particular economic and business management importance, and offer good prospects of future revenues or containment of costs.
The heading 'Other' includes, in particular, expenses in respect of third-party buildings (generally amortised over the duration of the relevant lease agreements), rights of way acquired by Telecom Italia to ensure an extension of the company's transmission capacity over non-Italian territory (amortised over the residual duration of the agreements signed with foreign operators who own the facilities to which the rights refer), as well as the exclusive rights acquired by Telecom Italia and by TIM with regard to the celebrations for the "2000 Grand Jubilee" (amortised over the term of the said rights).

1035

Tangible fixed assets

Tangible fixed assets are recorded at the purchase or construction cost, amortised over their residual useful working lives and include monetary revaluation as established by law.
Assets are suitably written down to reflect any other than temporary impairment in value; the original book value is reinstated in subsequent financial periods if the reasons for such write-downs no longer apply.
Tangible fixed assets under construction are recorded at the direct costs incurred.
Ordinary maintenance costs are charged fully to the Income Statement.

Equity investments

Long-standing equity investments are classified as financial fixed assets; equity investments purchased for subsequent disposal, or intended to be sold, are classified as investments not held as fixed assets.
Equity investments classified as financial fixed assets in unconsolidated companies in which at least 20% of voting rights are held are accounted for using the equity method. The other equity investments in unconsolidated companies held as financial fixed assets are stated at their purchase cost, adjusted by means of appropriate write-downs until they reflect the corresponding shareholders' equity portion resulting from the most recent Financial Statements of the company in which the participating interest is held, to reflect any other than temporary impairment in value. Losses in value in excess of the corresponding book values are charged to the provisions for risks and charges. In any event, the book value of such equity investments is consistent with the presumed lower value determined on the basis of reasonable expectations of utility and recovery in the future financial periods.
Equity investments in consolidated listed companies purchased for trading purposes and classified under current assets are recorded at whichever is lower between the purchase cost and the realisable value determined on the basis of the trend represented by the year-end stock market prices.
Write-downs of equity investments (both those held as financial fixed assets and those held as current assets) are eliminated in subsequent years if the reasons for such write-downs no longer apply.

Other securities (other than equity investments)

Securities to be held until maturity are classified as financial fixed assets; marketable securities are classified as financial assets not held as fixed assets.
Securities held as financial fixed assets are recorded at their purchase cost, adjusted on an accrual basis for the difference between the said cost and their redemption value, and written down to reflect any other than temporary impairment in value.
Securities held as current assets are recorded at whichever is lower between the purchase cost -adjusted on an accrual basis for the issue spread - and the realisable value based on the market trends.
Write-downs of securities are eliminated in subsequent financial periods if the reasons for such write-downs no longer apply.
Securities purchased through reverse repurchase agreements, subject to the obligation of resale at the expiry date, are classified as financial current assets and stated at their purchase cost. The difference between the spot and forward prices is charged on an accrual basis to the Income Statement with a contra- item in the Balance Sheet under accrued income/expenses.

1036

Inventories

Inventories are valued at whichever is lower between the purchase or production cost and the value determined on the basis of the market trends.

The prevailing methods adopted to determine the cost are as follows:

- raw materials and finished products: LIFO based on annual steps;
- goods: weighted average;
- work-in-progress and semi-finished products: based on the cost of production;
- short-term contract work-in-progress: based on the industrial cost;
- long-term contract work-in-progress: percentage of completion method, and based on agreed revenues, also taking into account presumed losses up to completion and other possible related risks.

Raw materials, finished products and goods in excess of foreseeable production requirements, slow-moving, or subject to obsolescence are suitably written down based on the estimated realisation value.

Accounts receivable and payable

Accounts receivable are recorded at their estimated realisable value and classified as financial fixed assets or as current assets.

Accounts payable are recorded at their face value.

Foreign currency receivables and payables are entered on the basis of the year-end exchange rates; gains or losses between the values of accounts receivable and payable converted at year-end exchange rates and values of the same entered at the original exchange rates are carried in the Income Statement under the items "financial income" and the "financial charges", respectively.

Accounts receivable due to the consolidated subsidiary TIM from almost all of its dealers have been transferred to a factoring company (transfer was executed on a without recourse basis within the agreed limits). As each individual receivable falls due, the factoring company pays TIM the receivable face value less amounts due to the dealers for services rendered thereby. TIM has not given guarantees in respect of this factoring operation.

Telephone companies employees Social Security Fund (FPT)

Pursuant to Law No. 58/1992 Telecom Italia is under obligation to provide full national insurance coverage for all employees on the payrolls of STET, SIP, Italcable and Telespazio as at 20 February 1992, as well as for all employees transferred from the Public Administration to IRITEL, through the Telephone Companies Employees Social Security Fund (Fondo Previdenza Telefonici - FPT). This national insurance coverage also extends to previous periods of employment in other companies. The amounts due are calculated by the Italian National Social Security Board (INPS) and shall be paid in 15 annual instalments. Subsequently, art. 66 of Law No. 427/1993 provided for these costs to be recorded in the Company's Financial Statements and deducted against taxes in the financial periods in which the payments are made

The amount of the liability regarding the payments due is uncertain arising from disagreement between Telecom Italia and INPS in relation to the methods used to calculate the amounts due.

The arguments of the two parties are currently being examined by the Courts. Telecom Italia firmly believes that the total liability relating to these contributions as at 31 December 2000 can be estimated between Lire 1,900 billion (Euro 981 million) and Lire 2,500 billion (Euro 1,291 million) (of which Lire 509

1037

billion have already been paid), net of the residual amount already recorded by IRITEL and as currently carried in the Financial Statements of Telecom Italia and TIM following the merger of IRITEL.
A payable of an amount consistent with the minimum estimated liability has been recorded in the Olivetti Group's consolidated Financial Statements for the purposes of determining consolidation goodwill, and in compliance with the relevant accounting principles.

Accruals, prepayments and deferrals

Accruals, prepayments and deferrals are determined to reflect the correct apportionment of costs and revenues applicable to two or more financial periods.

Reserves for risks and charges

Taxation: provisions charged to these reserves cover both presumed tax liabilities (including any surcharges and arrears interest) in respect of uncertain or disputed positions and amounts provided for deferred taxes.
Deferred taxes and prepaid tax credits are recognised in the Financial Statements and are calculated on the basis of the temporary differences between the value assigned to the assets and liabilities for individual consolidated companies according to accounting criteria and the value assigned to the said assets and liabilities for tax purposes, as well as on the basis of the consolidation adjustments.
Assets arising from prepaid tax credits are prudently not recognised unless there is a reasonable certainty that in those years in which the temporary differences will be reversed future taxable income will be equal to or greater than the total amount of such differences.
Prepaid tax credits and deferred taxes are recorded in the consolidated Balance Sheet by entry thereof under the current assets heading "receivables due from others" and under "reserve for taxation", as a contra-item to the heading "income taxes for the period".
The tax benefits relating to tax losses brought forward are recognised when the reasonable expectation of realising the said tax benefits exists.
Deferred taxes on equity reserves and provisions not subject to taxation in respect of consolidated companies or companies valued on the basis of the equity method are recognised as and when such reserves shall be distributed or however utilised and the distribution or utilisation shall give rise to tax charges.

Other provisions: these provisions largely relate to amounts provided for to cover known charges of a certain or likely nature, the timing or extent of which are however uncertain at year-end. The provisions reflect the best estimates based on the commitments undertaken and the information available.

Employee severance indemnities

This provision is formed in accordance with current legislation and labour contracts and reflects the liability accrued to all employees of the consolidated companies at the close of the Financial Statements at year-end. The receivable arising as a result of the advance tax payments on employee severance indemnity pursuant to Law No. 662 dated 23 December 1996 and subsequent amendments thereto is entered under the financial fixed assets heading "other receivables". This receivable amount has been revalued in accordance with the criteria set forth in the above-mentioned law.



Grants

Grants related to income (charged directly to the Income Statement) and grants related to assets are recognised in the financial period in which the documentation confirming payment of such contributions is filed, or, in cases where payment is based on established procedures, in the financial period in which the relevant costs are sustained.
More specifically, grants related to assets are deferred on an accrual basis to the following financial periods by classifying the said grants under deferred income; the reversal to the Income Statement is executed in correlation to the depreciation of the assets to which the said grants refer.

Revenues

Revenues are entered as they arise and are recognised in the consolidated Income Statement as follows:
a) telecommunications services: in the financial period in which the services are provided; in particular as from 1999, traffic revenues are stated gross of the amounts due to third party operators;
b) IT operations, innovative network services and miscellaneous operations: to the extent that the relevant services were provided during the financial period;
c) manufacturing and installation operations: on delivery in the case of supplies, or on completion of the work in the case of services, and consistent with the contractual commitments undertaken;
d) office products: on delivery of the goods.

Sale and lease-back operations

Capital gains realised on the sale of assets to leasing companies that are immediately leased back by entering into a finance leasing agreement are deferred in the Financial Statements and credited to the consolidated Income Statement in relation to the duration of the finance leasing agreement.

Dividends

Dividend income from subsidiaries are recorded in the financial period to which they accrue (and namely in the financial period in which the corresponding income is earned) and eliminated in the consolidation process. Deferred taxes are provided for against such dividends.
The relative tax credits that will arise at the time the dividends are collected, based on the accrual principle, are also credited to financial income in the financial period during which the said dividends accrue with a balance sheet contra-item "Prepaid taxes" under other receivables.
Dividend income from non-subsidiary companies and the related tax credits are recorded in the financial period in which the said dividends are declared, which generally coincides with the year of collection.

Memorandum accounts

Guarantees given - referring in the main to suretyships - are stated for an amount equal to the value of the securities granted, net of the relative counter-securities received.
Purchase and sale commitments reflect the contractual amounts at the close of the financial period not included in the normal "operating cycle" and for the portion not yet executed.



Derivative instruments

Hedging instruments are assessed on a consistent basis with the assets and liabilities hedged and the relative financial flows are carried in the Income Statement on an accrual basis over the period of the said hedging instruments, with a contra-item under "Accruals, prepayment and deferrals" in the Balance Sheet under the heading assets or liabilities.
Non-hedging derivative instruments are assessed through a comparison of the instrument value at the time the contract was entered into and the year-end value thereof. Should capital losses emerge from this comparison, the said losses are charged to the Income Statement; vice versa, possible capital gains are not recorded since they are not realised.
Premiums collected (paid) against the purchase and sale of put and call options relating to listed shares held in portfolio are recorded as "other payables" or "receivables due from others". If the option is exercised, the premium collected (paid) represents an accessory component of the purchase cost or selling price of the underlying instruments. If the option is not exercised the premium collected (paid) is recorded in the Income Statement under financial income (financial charges). The purchase or sale commitment in respect of the sale of put and call options is reported in these Explanatory Notes under the section "Hedging instruments and other derivatives".

Departures pursuant to the 4th paragraph of art. 2423 of the Italian Civil Code

No departures pursuant to the 4th paragraph of art. 2423 of the Italian Civil Code have been made in the consolidated Financial Statements as at 31 December 2000.

Changes in the application of accounting principles

No changes to the accounting or valuation policies for the items of the Financial Statements have been adopted in fiscal 2000.

Comments on consolidated assets

B) Fixed assets

I. Intangible fixed assets

Net intangible fixed assets as at 31 December 2000 amounted to Euro 39,640 million (Euro 28,044 million as at 31 December 1999).

(in millions of euro)	Net book value at 31.12.1999	Increases	Amortisations	Changes in consolidation area and other	Net book value at 31.12.2000
Start-up and expansion costs	74	47	(23)	(4)	94
Industrial patents and intellectual property rights	789	340	(757)	465	837
Concessions, licences, trademarks and similar rights	153	2,633	(47)	766	3,505
Goodwill	9		(5)	68	72
Assets in process of formation and advance payments	398	844		(402)	840
Other	446	245	(150)	113	654
Consolidation differences	26,175	9,146	(1,413)	(270)	33,638
Total	**28,044**	**13,255**	**(2,395)**	**736**	**39,640**

Start-up and expansion costs comprised costs relating to share capital increases during fiscal 1999 and fiscal 2000.
Industrial patents and intellectual property rights essentially relate to application software owned or licensed indefinitely and are principally attributable to the Telecom Italia Group.
Concessions, licences, trademarks and similar rights mainly comprise the acquisition cost of the UMTS licence by TIM equal to Euro 2,417 million, residual cost of the licences to operate the mobile telephony services and the residual value of the costs sustained by Telecom Italia for the launch and acquisition of satellite utilisation rights.
The item *Consolidation differences* (or goodwill arising on consolidation) as at 31 December 2000 is equal to Euro 33,638 million (Euro 26,175 million as at 31 December 1999) and included:
• Euro 23,619 million in respect of the acquisition of 52.12% of the ordinary share capital of Telecom Italia, net of amortisation of Euro 1,915 million.
In particular, the aggregate goodwill on consolidation was entered under intangible fixed assets for an original value of Euro 25,534 million (as justified by the stock market prices, by the availability of the majority of the voting rights and by the profitability expectations with implementation of the Industrial Business Plan based on the Public Tender Offer) to be amortised over a period of 20 years commencing from the second half of fiscal 1999;
• Euro 8,849 million in respect of acquisition of the equity investment in Seat P.G. and other foreign companies by the Telecom Italia Group.



The item *Assets in process of formation and advance payments* equal to Euro 840 million refers to costs sustained by Telecom Italia for software development projects in progress.

The item *Other*, amounting to Euro 654 million, included:

a) Euro 269 million for leasehold improvements, of which Euro 261 million were attributable to the Telecom Italia Group;

b) Euro 54 million relating to bank fees and commissions in the framework of the Telecom Italia Public Tender Offer;

c) Euro 112 million relating to bond loan issuance expenses

The net increase for the intangible fixed assets during fiscal 2000, equal to Euro 11,596 million, was attributable to the following components:

(in millions of euro)	Year 2000
Consolidation goodwill on acquisition of SEAT P.G.	6,796
Consolidation goodwill on acquisition of no. 50 millions of TIM ordinary shares	618
Consolidation goodwill on acquisition of Maxitel and Digitel by TIM	695
Consolidation goodwill on acquisition of Jet Multimedia and Europe Explorer groups	713
Consolidation goodwill following the reorganization of international operations of mobile telephony	211
Cost of acquisition of PCS 1900 license in Peru	197
Cost of acquisition of UMTS license by TIM	2,417
Other investments	1,608
Total increases	13,255
Amortisation	
consolidation goodwill on Telecom Italia equity investment	(1,319)
other	(1,076)
Total amortisation	(2,395)
Effect of change in the consolidation area	1,358
Disposals, writedowns and other differences	(622)
Total net increase	**11,596**

1042

II. Tangible fixed assets

Net tangible fixed assets as at 31 December 2000 amounted to Euro 23,776 million (Euro 23,865 million as at 31 December 1999) and comprised:

(in millions of euro)	Gross value at 31.12.2000	Accumulated depreciation 31.12.2000	Net book value at 31.12.2000	Net book value at 31.12.1999	Changes
Land and buildings	4,802	1,594	3,208	5,331	(2,123)
Plant and machinery	56,894	38,724	18,170	16,576	1,594
Industrial and commercial equipment	1,126	1,034	92	145	(53)
Other assets	2,305	1,456	849	578	271
Assets under construction and advance payments	1,457	-	1,457	1,235	222
Total	**66,584**	**42,808**	**23,776**	**23,865**	**(89)**

Changes in net tangible fixed assets during fiscal 2000 were as follows:

(in millions of euro)	
Net book value as of 31 December 1999	**23,865**
New additions	3,976
Depreciation	(4,561)
Disposal of the "Great buildings" business	(2,392)
Changes in the consolidation area	3,264
Disposals and other changes	(376)
Net book value as of 31 December 2000	**23,776**

Additions totalled Euro 3,976 million, of which Euro 3,889 million were sustained by the Telecom Italia Group and Euro 87 million were sustained by other Group undertakings.
The changes in the consolidation area principally referred to the increase in the Nortel Inversora Group for Euro 2,611 million, to the Seat Pagine Gialle Group (Euro 176 million), to Maxitel (Euro 379 million) and Digitel (Euro 107 million), partly compensated by the exclusion of the Sirti Group (Euro 206 million), the Italtel Group (Euro 174 million) and the O.i.S. Group (Euro 3 million).
In particular, additions of the Telecom Italia Group comprised:

(in millions of euro)	Year 2000
Telecommunication services	3,808
IT activities and innovative network services	120
Manufacturing operations	18
Installation	14
Sundry operations and consolidation adjustments	(71)
Total	**3,889**

1043

Additions of the other Group undertakings, totalled Euro 87 million, were principally sustained by the Olivetti Tecnost Group in the framework of the new industrial initiatives.
Depreciation was provided for on the basis of rates deemed to reflect the remaining useful working life of the relative tangible fixed assets, which were as follows related to the period of utilisation as regards the acquisitions for the period:

Buildings	3-10%
Plant and machinery	3-40%
Industrial and commercial equipment	15-40%
Other assets	12-33%

III. Financial fixed assets

Financial fixed assets as at 31 December 2000 totalled Euro 9,386 million, compared with Euro 7,090 million as at 31 December 1999, and comprised:

(in millions of euro)	31.12.2000	31.12.1999	Changes
Equity investments	7,766	6,459	1,307
Financial receivables	78	29	49
Other receivables due from:			
associated companies	127	133	(6)
other companies	353	433	(80)
Other securities	669	34	635
Treasury stock	393	2	391
Total	**9,386**	**7,090**	**2,296**

Equity investments

(in milions of euro)	31.12.2000	31.12.1999	Changes
Equity investments in unconsolidated subsidiaries	26	127	(101)
Equity investments in associated companies	7,166	5,951	1,215
Equity investments in other companies	574	381	193
Total	**7,766**	**6,459**	**1,307**

Equity investments in associated companies (Euro 7,166 million) comprised:

(in millions of euro)	Book value as of 31.12.2000	Book value as of 31.12.1999	Changes
Telekom Austria	1,819	1,997	(178)
GBL Serviços Interativos	809	-	809
Solpart Participaçoes	461	410	51
Mobilkom Austria	586	601	(15)
AUNA (ex Retevision)	509	439	70
Etec S.A.	538	489	49
Nortel Inversora (*)	-	496	(496)
Entel Chile	379	241	138
IS TIM	353	-	353
B.D.T.	172	170	2
Cecchi Gori Communications	118	-	118
IM.SER.	204	-	204
Netco Redes	135	-	135
Astrolink LLC	262	247	15
Eutelsat	216	-	216
Other	605	861	(256)
Total	**7,166**	**5,951**	**1,215**

(*) consolidated on a proportional basis as from year 2000.

The aggregate value of these equity investments included the residual amount to be amortised (Euro 2,915 million as at 31 December 2000 and Euro 2,487 million as at 31 December 1999) of the positive difference that emerged at the time of acquisition between the acquisition cost and the corresponding net equity portion of the investee companies. This difference mainly referred to:

(in millions of euro)	31.12.2000	31.12.1999
Telekom Austria	977	1,195
GBL Serviços Interativos	786	-
Mobilkom Austria	306	333
AUNA	280	258
Entel Chile	162	67
B.D.T.	133	145
Netco Redes	113	122
ETEC S.A.	112	117
Nortel Inversora	-	131
Other	46	119
Total	**2,915**	**2,487**

1045

Changes in equity investments for fiscal 2000 were as follows:

(in millions of euro)

Net book value as of 31 December 1999	6,459
Acquisition of GBL Serviços Interativos	870
IS TIM formation	306
Writedowns	(847)
Amortisation of consolidation differences	(453)
Revaluations	276
Other changes, net	1,155
Net book value as of 31 December 2000	**7,766**

Other receivables

Other receivables classified under financial fixed assets (but not included in the net financial position) as at 31 December 2000 totalled Euro 480 million (of which Euro 111 million, short-term and Euro 369 million medium/long-term) and mainly included Euro 140 million for receivables, including the revaluation portion, arising from tax advance payments relating to employee severance indemnity (of which Euro 51 million short-term and Euro 89 million medium/long-term), Euro 127 million from associated companies mainly related to financing granted by the Telecom Italia Group to the Group's foreign equity investments and in particular to B.D.T. (Euro 102 million) and Golden Lines (Euro 12 million) and Euro 64 million in respect of loans granted to staff.
As at 31 December 1999 other receivables totalled Euro 566 million, of which Euro 100 million short-term and Euro 466 million medium/long-term.

Other securities

As at 31 December 2000 these assets totalled Euro 669 million (Euro 34 million as at 31 December 1999) and comprised:

- Euro 662 million regarding the purchase by Telecom Italia during fiscal 2000 of No. 104,978,070 own savings shares with a par value of Lire 1,000 each, equal to 1.41% of the share capital, deriving from the Public Tender Offer executed to implement the resolution approved by the ordinary Shareholders' Meeting held on 14 January 2000;
- Euro 6 million referring to other securities;
- Euro 1 million in respect of guarantee deposits.

Treasury shares held by the Parent Company and its subsidiary Olivetti International S.A.

As at 31 December 2000 Olivetti S.p.A. and Olivetti International S.A. held a total of No. 214,628,828 ordinary shares issued by the Parent Company recorded at a book value of Euro 393 million. In particular, the shares held by the Parent Company Olivetti S.p.A. (No. 2,697,500) were recorded at a book value of Euro 2 million and also derive from purchases made from the Company's and subsidiary companies' employees, following authorisation by the Shareholders' Meeting, whereas the shares held by Olivetti

1046

International S.A. (No. 211,931,328) were received in joint exchange with the shares of Tecnost S.p.A. following the merger of Tecnost into Olivetti and recorded overall at the original book value of the Tecnost shares, equal to Euro 391 million.
The Olivetti S.p.A. Shareholders' Meeting held on 4 October duly authorised the Board of Directors, pursuant to paragraph 1 of art. 2357-ter, to dispose of all the own shares as detailed above, within 31 December 2002, by assigning, in one or more tranches, purchase options reserved for former employees of the Parent Company and its subsidiary companies, still in active service within the Group.

C) Current assets

I. Inventories

Net inventories as at 31 December 2000 totalled to Euro 968 million (Euro 1,215 million as at 31 December 1999):

(in millions of euro)	31.12.2000	31.12.1999	Changes
Raw, ancillary and consumable materials	51	113	(62)
Work-in progress and semi-finished products	35	90	(55)
Total manufacturing inventories	86	203	(117)
Finished products and goods for resale:			
in respect of group core business	382	353	29
property for sale	20	2	18
	402	355	47
Contract work-in-progress	471	641	(170)
Advance payments	9	16	(7)
Total	**968**	**1,215**	**(247)**

Long-term contract work-in-progress was valued on the basis of payments due under contractual terms and conditions according to the percentage of completion method, on the basis of the work progress status.
Property for sale comprised both land and buildings already part of the real estate owned by the Olivetti Group, and of residential real estate the construction or restructuring of which as at 31 December 2000 had not yet been completed by the contractors; the said real estate, owned by Olivetti Multiservices S.p.A., up to 31 December 1999 had been carried under tangible fixed assets, whereas commencing from fiscal 2000 the same was entered under current assets as a result of the dimensions and significance assumed by the real estate operations undertaken by the said subsidiary company.
The net decrease of Euro 247 million is largely attributable to the change in the consolidation area of the Telecom Italia Group and in particular to the exclusion of the manufacturing and installation sectors.



II. Receivables

Accounts receivable not carried as fixed assets as at 31 December 2000 totalled Euro 13,597 million (Euro 11,908 million as at 31 December 1999).

(in millions of euro)	31.12.2000	31.12.1999	Changes
Receivables due within 12 months	12,838	11,106	1,732
Receivables due after 12 months	759	802	(43)
Total	**13,597**	**11,908**	**1,689**

Receivables due within 12 months

(in millions of euro)	31.12.2000	31.12.1999	Changes
Financial receivables:			
Interest-bearing current account and loans			
- subsidiary companies	30	10	20
- associated companies	145	106	39
- third parties	957	56	901
	1.132	**172**	**960**
Non-financial receivables due from:			
- subsidiary companies	12	36	(24)
- associated companies	299	388	(89)
- trade customers	9.085	8.780	305
- others	3.197	2.494	703
	12.593	11.698	895
less: allowance for doubtful accounts	(887)	(764)	(123)
	11.706	**10.934**	**772**
Total	**12.838**	**11.106**	**1.732**

Trade receivables before the relative write-downs amounted to Euro 9,085 million and in the main referred to amounts due for telecommunications services provided and supplies of office products; the receivables included Euro 1,068 million in respect of amounts due from other telecommunications services providers.
The value of receivables was written down to the presumed realisable value by making appropriate allowances, largely concerning amounts due from telecommunications companies.
Trade receivables were ceded during fiscal 2000 through factoring operations totalling Euro 3,630 million, of which Euro 3,204 million related to TIM and Euro 207 million related to Telecom Italia (receivables due from dealers ceded without recourse within the agreed limits, with collection on the due date); receivables ceded not yet due as at 31 December 2000 amounted to Euro 294 million.

The other non-financial short-term receivables, equal to Euro 3,197 million (Euro 2,494 million as at 31 December 1999), comprised:

(in millions of euro)	31.12.2000	31.12.1999	Changes
Subsidies and grants due from the State and other public bodies	39	58	(19)
Amounts collected from customers, currently being credited	187	275	(88)
Amounts due from tax authorities	863	662	201
Prepaid taxes	1,118	713	405
Amounts due from employees	79	76	3
Sundry amounts due (from the State and other public bodies and sundry items)	911	710	201
Total	**3,197**	**2,494**	**703**

Receivables relating to prepaid taxes (determined in compliance with the policies as laid down in Accounting Document No. 25 published by the Italian National Accounting Profession Commission) represent the tax benefit arising from prepaid taxes not offset against deferred taxes (determined on the basis of the temporary differences that will be reversed in fiscal 2001) and by accounting the benefit regarding the tax losses eligible to be carried forward and for which utilisation is reasonably certain in relation to the taxable income for fiscal 2001, and include Euro 523 million in respect of prepaid taxes (or tax assets) on dividends from Telecom Italia S.p.A. accounted as accruing in fiscal 2000.

Receivables due after 12 months

Receivables due after 12 months as at 31 December 2000 totalled Euro 759 million (Euro 802 million as at 31 December 1999) and included:

- Euro 691 million relating to prepaid taxes (Euro 756 million as at 31 December 1999), of which Euro 264 million arising from entry of the payable in the Olivetti consolidated Financial Statements only relating to the Telephone Companies Employee Social Security Fund - F.P.T. (accounted for by Telecom Italia Group on a cash basis) and Euro 427 million represented by the future benefit arising from tax losses brought forward in relation to taxable income in future financial periods as from 2002:
- Euro 68 million for other receivables, of which Euro 44 million from the tax authorities.

III. Financial assets not held as fixed assets

These assets as at 31 December 2000 amounted to Euro 3,649 million (Euro 1,951 million as at 31 December 1999).

(in millions of euro)	31.12.2000	31.12.1999	Changes
Equity investments in subsidiary companies	696	63	633
Equity investments in associated companies	6	-	6
Other equity investments	37	6	31
Securities	2,909	1,749	1,160
Receivables for securities held under reverse repurchase agreements	1	133	(132)
Total	**3,649**	**1,951**	**1,698**

1049

The equity investments in subsidiary companies, equal to Euro 696 million, referred to the value of listed shares intended to be subsequently sold and were referred to Euro 392 million in respect of shares in companies of the Telecom Italia Group (stock market prices for such shares were in line with the book value at year-end for fiscal 2000) and to Euro 304 million with regard to equity investments in Seat P.G. held by the other companies of the Group, in particular Olivetti S.p.A. (Euro 300 million).
Securities, amounting to Euro 2,909 million and mainly held by Group finance companies in connection with their operations, included Euro 2,020 million of Italian Government securities and bond securities held by the Telecom Italia Group. These securities increased by Euro 1,160 million during the financial period, of which Euro 755 million are attributable to the Telecom Italia Group.
Receivables for securities held under reverse repurchase agreement (Euro 1 million), which decreased by Euro 132 million compared with fiscal 1999, represent the value of securities, equal to the purchase cost, acquired under a commitment to resell the said securities at an agreed date and for a pre-established price. The income and expenses arising from these transactions, calculated by taking into account the difference between the spot and forward prices, are carried on an accrual basis under accrued income or expenses and classified as other financial income/charges.

IV. Liquid funds

As at 31 December 2000 liquid funds amounted to Euro 2,770 million (Euro 1,162 million as at 31 December 1999), of which Euro 1,304 related to the Telecom Italia Group, and largely comprised the cash held in bank current accounts. The increase of Euro 1,608 million was generated by the Telecom Italia Group for Euro 626 million (largely attributable to the effect of the changes in the consolidation area) and Olivetti S.p.A. for Euro 740 million.



D) Accrued income and prepaid expenses

Accrued income and prepaid expenses as at 31 December 2000 amounted to Euro 1,573 million (Euro 290 million as at 31 December 1999).

(in millions of euro)	31.12.2000	31.12.1999	Changes
Accrued income:			
financial income	265	171	94
other	14	42	(28)
Total accrued income	279	213	66
Prepaid expenses:			
financial charges	404	8	396
other	866	40	826
Discounts on bond issues and other similar charges on loans	24	29	(5)
Total prepaid expenses and discounts	1,294	77	1,217
Total	**1,573**	**290**	**1,283**

Prepaid expenses regarding financial charges increased by Euro 396 million, largely due to the effect of the redemption premium on the 2000-2005 bond loan issued in fiscal 2000 by Olivetti Finance N.V. (formerly Tecnost International N.V.) and convertible into Telecom Italia shares, carried under financial payables as at 31 December 2000 and deferred for the portion not accruing to the financial period (Euro 325 million).

The other prepaid expenses amounted to Euro 826 million and included Euro 751 million regarding the premium paid relating to the put option deferment operation on the Seat P.G. shares already held by Huit II.

1057

Comments on consolidated liabilities and shareholders' equity

A) Shareholders' equity

The Extraordinary Shareholders' Meeting of the Parent Company Olivetti S.p.A. held on 4 July 2000 approved the conversion of No. 15,221,888 preferred shares and No. 78,629,488 savings shares at par value and without cash adjustment into an equal number of ordinary shares, not before detachment of the relative dividend, with dividend entitlement on 1 January 2000. The relative resolution was passed on 6 July by the Special Meetings of the holders of savings shares and preferred shares, respectively. On 17 July the District Court of Ivrea duly approved the resolutions passed by the Meetings held on 4 and 6 July and consequently the Olivetti savings and preferred shares were deleted from the Stock Exchange listings on 24 July, corresponding to the due date for detachment of the dividend in compliance with the Stock Exchange calendar.
Approval was also given during the same Extraordinary Shareholders' Meeting to the free share capital increase by utilising unrestricted reserves, with the increase of unit par value from Lire 1,000 to Lire 1,936.27 (corresponding to Euro 1) of all the shares (both shares in circulation and shares that will be issued in the future by implementing the resolutions already approved with regard to conversion of bonds and the exercise of warrants), with the concurrent redenomination of the share capital in Euro.
Refer to the analogous section of the Explanatory Notes to the Financial Statements of the Parent Company for further details.

I. Share capital

As at 31 December 2000, the share capital of Olivetti S.p.A., fully subscribed, paid-up and filed with the Companies Register, was represented by No. 4,914,694,381 ordinary shares each with a par value of Euro 1 (No. 4,815,238,805 shares as at 31 December 1999, of which No. 4,721,387,429 ordinary shares, No. 15,221,888 preferred shares and No. 78,629,488 savings shares, with a par value of Lire 1,000 each) for an aggregate value of Euro 4,915 million compared with a value of Lire 4,815 billion as at 31 December 1999, equal to Euro 2,487 million, representing a net increase of Euro 2,428 million.
Refer to the analogous section of the Explanatory Notes to the Parent Company Financial Statements for further details.

Future potential changes in share capital

As at 31 December 2000 a total of No. 37,298,324 "Olivetti 1998-2002 floating-rate" bonds were still outstanding, net of:
- No. 360,695 bonds against which the relative conversion shares had already been issued at that date for which registration by the Companies Register had not yet been executed;
- No. 1,411,014 bonds for which conversion to ordinary shares had already been requested at that date, with the consequent decrease in the number of outstanding bonds representing payables to future shareholders; the corresponding shares were issued on 15 January 2001.

No. 37,298,324 ordinary shares for an aggregate value of Euro 37 million could still be issued in respect of the outstanding bonds.



As at 31 December 2000 a total of No. 27,133,851 "Olivetti ordinary shares 1998-2002 warrants" were still outstanding, net of:

- No. 37,012 exercised warrants the relevant shares of which had already been issued but for which registration by the Companies Register was still pending;
- No. 26,127 exercised warrants the relevant shares of which were being issued at the close of the financial period (15 January 2001).

No. 27,133,851 ordinary shares at a price of Euro 1 each, for an aggregate value of Euro 27 million could still be issued in respect of the warrants.

As at 31 December 2000 No. 23,871,667 Olivetti 1999-2001 warrants freely assigned to Managers of the Parent Company and its subsidiary companies based on the scheme resolved by the Board of Directors on 9 June 1999 and supplemented with a subsequent resolution approved on 29 November 1999 had not yet been exercised, as described in the specific chapter of the stock option schemes reserved for employees.

No. 23,871,667 ordinary shares at the price of Lire 2,320 (Euro 1,198) each, of which Lire 1,320 (Euro 0.681) represents the additional paid-in capital, may consequently still be issued for an aggregate value of Euro 40 million: Euro 24 million represent the share capital increase, (and after utilising Euro 11 million of the especially established reserve for free share capital increases), and Euro 16 million represent the additional paid-in capital portion.

No. 137,364,550 "Olivetti ex-Tecnost 1999-2004 warrants" were still outstanding as at 31 December 2000; these warrants are valid for subscription to No. 153,848,296 Olivetti shares (therefore, in the ratio of 1.12 ordinary Olivetti shares for each warrant) at the base price of Euro 2.80, increased by 15% on an annual basis, for the period between 20 August 1999 and the execution date of the respective requests and therefore lying between 3.45 (equal to Lire 6,678) in the case of warrants exercised in January 2001 and Euro 5.35 (equal to Lire 10,359), following adjustment in respect of the share capital increase executed in 2001, in relation to the warrants that will be exercised in June 2004. Consequently, should all the warrants outstanding as at 31 December 2000 be exercised, the aggregate value of the share capital increase, including the additional paid-in capital, would vary from a minimum of Euro 474 million, on the basis of a warrant exercising unit price of Euro 3.45 (January 2001), to a maximum of Euro 735 million, on the basis of a warrant exercising unit price of Euro 5.35 (June 2004), to which Euro 118 million must be added deriving from the utilisation of free pre-established share capital increase reserves.

The Board of Directors' Meeting held on 24 February 2000 (as described in detail in the relative section of the Directors' Report) by availing of the powers ex art. 2443 of the Italian Civil Code assigned thereto by the Extraordinary Shareholders' Meeting held on 7 April 1999, had resolved a Three-year Stock Option Plan as from 1 January 2002 expiring on 31 December 2004, reserved for about one hundred managers on the Parent Company and its subsidiary companies, in order to assign No. 29,500,000 free warrants, which gave the right to subscribe to an equal number of Olivetti ordinary shares at the price of Euro 3,705 (Lire 7,174) each, corresponding to the normal value of ordinary Olivetti shares at the date the Board of Directors' Meeting was held. The warrant options could have been exercised in three layers over the period between 1 November and 15 December during 2002, 2003 and 2004 with the possibility of accumulation up to the end of the entire Plan.

Subsequently, the Board of Directors' Meeting held on 9 February 2001 resolved to revoke the resolutions adopted thereby in the Meeting held on 24 February 2000 and to increase the share capital by an aggre-



gate amount of Euro 29 million through the issuance of 29 million shares at a unit subscription price of Euro 2.81 each, reserved for the Managers of the Parent Company and its subsidiary companies and subject to servicing of subscription rights (warrants) to be assigned thereto in the framework of the Three-year Stock Option Plan "February 2002 - December 2004", notwithstanding the terms and conditions applied to assignee managers no longer employed by the Group.

Powers assigned to Directors

The Extraordinary Shareholders' Meeting held on 7 April 1999, pursuant to arts. 2443 and 2420-ter of the Italian Civil Code, for the period of five years from the date the resolution was approved, duly assigned the Directors the right to:

a) increase the share capital, in one or more layers, for a maximum par value amount of Lire 5 thousand billion, on a free and/or payment basis, with or without additional paid-in capital, through the issuance of ordinary shares and/or serviced with various rights, with the same characteristics as the shares outstanding, to be assigned or offered with pre-emptive rights, respectively to parties with entitlement thereto, giving the Directors the right to establish, case-by-case, the categories of the shares, the issue price thereof, the due date, the appropriation of share capital increase to service the conversion of bonds issued also by third parties, both in Italy and abroad, and/or warrants, as well as the right to appropriate the increase or the increases (within the time limits set forth in art. 134 of Legislative Decree No. 58/1998), also via options, warrants, or similar rights, to employees of the Company, its Parent Company and its subsidiary companies;

b) to issue bonds, in one or more layers, and/or bonds convertible into ordinary shares and/or serviced with various rights, with the same characteristics as the outstanding bonds, with or without warrants, also issued in foreign currency, to be offered with pre-emptive rights to parties with entitlement thereto, for a maximum amount of Lire 8 thousand billion, within the limits permitted under law, on a case-by-case basis, with the consequent share capital increase to service the conversion of bonds and/or exercise warrants, establishing the procedures, terms, conditions and the relative regulations thereof.

A partial implementation was executed by the Board of Directors' Meeting held on 7 April 1999 as regards the powers under sub a), in which the said Board resolved to increase the share capital intended to finance the Public Tender Offer promoted at that time on the ordinary shares of Telecom Italia, through subscription of the share capital increase resolved for this purpose by the subsidiary company Tecnost. This share capital increase was executed over the period 21 June 1999 - 7 July 1999 for a nominal amount equal to Lire 1,498 billion.

Also by way of implementing the powers cited under sub a), the Board of Directors implemented a number of resolutions with regard to stock option plans regarding an aggregate maximum of No. 77,500,000 shares; specifically on 9 June 1999, 29 November 1999 and 24 February 2000, as described in detail and set forth in art. 5 of the Company By-laws.

Subsequently, on 4 July 2000, the Extraordinary Shareholders' Meeting, in relation to the free share capital increase and the concurrent redenomination in Euro, made provision also to express in the aforesaid currency the amounts reported in the above-mentioned powers statements.

The Board of Directors' Meeting held on 18 December 2000, availing of the aforesaid powers and by way of implementing the effects thereof, resolved a right issue for a maximum of No. 357,184,480 Olivetti ordinary shares with an equal number of associated warrants and a maximum of No. 500,058,272 bonds, the

1054

characteristics of which are described in detail in the Directors' Report (then turned out No. 348,249,405 shares and No. 487,549,167 bonds on the basis of the share capital when the operation started).

Finally, as an integration and to complete the information regarding the share capital we would mention that the Shareholders' Meeting held on 12 May 1994 had empowered to Board of Directors to issue bonds, also convertible bonds, up to the maximum amount of Lire 2,000 billion, within the limits permitted under law, on a case-by-case basis, as well as shares up to a nominal maximum of Lire 1,000 billion. On 9 June 1994, by way of a partial exercise of the powers conferred by the Shareholders' Meeting, the Board of Directors' Meeting resolved to issue an Lire 500 billion floating-rate bond maturing in 2001 – fully subscribed and listed during 1994.

I.bis Share capital increase to be filed with the Register of Companies pursuant to art. 2444 of the Italian Civil Code

This heading, which includes the nominal value of the shares issued by the Parent Company in respect of share capital increases for which registration in the Companies Register had not yet been executed as at 31 December amounted to Euro 397,707 (Euro 11,323,083 as at 31 December 1999); this amount referred to:
• the share capital increase of Euro 360,695 (of which Euro 174,412 on a free basis by utilising a specially pre-established reserve) through the issuance of No. 360,695 ordinary shares following conversion of an equal number of "Olivetti 1998-2002 floating-rate bonds";
• share capital increase of Euro 37,012 (of which Euro 17,897 on a free basis) through the issuance of No. 37,012 ordinary shares following the exercise of an equal number of "ordinary Olivetti 1998-2002 shares warrants".

I. ter Share capital increase payment relating to shares to be issued

This heading pertaining to the Parent Company amounted to Euro 26,127 as at 31 December 2000 and included Euro 13,493 representing the amount paid (Lire 1,000 per share) by the holders of No. 26,127 "Olivetti ordinary shares 1998-2002 warrants" to exercise the said warrants in relation to which the corresponding shares had not yet been issued as at 31 December 2000 (15 January 2001), as well as Euro 12,634 tied to the exercise of the said warrants (by utilisation of the Parent Company's extraordinary reserve) to increase the unit par value of the shares to be issued to Euro 1 (equal to Lire 1,936.27 per share).

I. quater Shares in exchange with Tecnost shares

This heading pertaining to the Parent Company amounted to Euro 1,999 million as at 31 December 2000 and reflected the nominal value of No. 1,999,439,092 Olivetti shares reserved in joint exchange with shares owned by Tecnost minority shareholders, following the merger of the latter company by the Parent Company, which became effective from 31 December 2000.

II. Additional paid-in capital

This reserve pertaining to the Parent Company amounted to Euro 3,196 million as at 31 December 2000 compared with Euro 2,267 million as at 31 December 1999 representing a net increase of Euro 929 million to which the following components contributed:



- share capital increase of Euro 14,342,318 in respect of No. 21,038,333 shares issued at the end of 1999 (at Lire 2,320 each) in favour of the managers of the Parent Company and its subsidiary companies (1999-2001 Stock Option Plan) for which the registration formalities at the Companies Register had not yet been completed as at 31 December 1999;
- share capital increase of Euro 481,752 in respect of No. 706,667 shares issued in 2000 (at Lire 2,320 each) in favour of the managers of the Parent Company and its subsidiary companies (1999-2001 Stock Option Plan);
- share capital increase of Euro 3,195,731,029 in respect of the partial re-establishment of the Tecnost additional paid-in capital reserve following the merger through utilisation of the Sundry reserves, retained earnings and accumulated losses in the consolidated Financial Statements;
- utilisation of Euro 2,281,562,043 in respect of a free share capital increase to implement the resolution approved by the Shareholders' Meeting held on 4 July 2000, increasing the par value of No. 4,897,704,838 shares, which comprised the share capital at that time, from Lire 1,000 to Lire 1,936.27 (and therefore Euro 1), as illustrated previously.

II. bis Additional paid-in capital in respect of share capital increases to be filed with the Register of Companies

This reserve pertaining to the Parent Company, which amounted to Euro 14 million as at 31 December 1999, was written off as at 31 December 2000 following registration in the Companies Register of the share capital increase referring to No. 21,038,333 shares issued in 1999 in favour of managers of the Parent Company and of its subsidiary companies (1999-2001 Stock Option Plan).

III. Revaluation reserve

This heading pertaining to the Parent Company which amounted to Euro 1 million as at 31 December 2000, is represented by the Revaluation Reserve previously carried in the books of Tecnost and re-established following the merger by utilising the Sundry reserves, retained earnings and accumulated losses in the consolidated Financial Statements.

IV. Legal reserve

This reserve pertaining to the Parent Company amounted to Euro 877 million as at 31 December 2000 and was established in 2000 in compliance with the following:
- Euro 141 million as appropriation of 5% of the profits for fiscal 1999;
- Euro 379 million as appropriation of part of the profits for fiscal 1999 to a supplementary legal reserve for the additional, conditioned and potential future share capital, resulting after 31 December 1999 up to a maximum aggregate amount of Euro 114 million, based on the theoretical assumption that after 31.12.1999 and within the respective due dates all the convertible bonds are converted and all the warrants issued are exercised, also with regard to the stock options in circulation at that date;
- Euro 357 million representing the re-establishment of the Tecnost legal reserve, following the merger, through utilisation of the Sundry reserves, retained earnings and accumulated losses in the consolidated Financial Statements.



V. Reserve for treasury stock

This reserve pertaining to the Parent Company amounting to Euro 2 million reflected the value of No. 2,697,500 shares issued by the Parent Company held by the said Parent Company, carried in the Financial Statements in the relative heading under financial fixed assets, in compliance with the provisions of art. 2357-ter of the Italian Civil Code, and cannot be distributed while the own shares continue to be held.

VII. Other reserves

a) Other reserves of the Parent Company

These reserves pertaining to the Parent Company represented an aggregate amount of Euro 2,075 million as at 31 December 2000 and were entirely established in 2000.

1) Extraordinary reserve

This reserve, which amounted to Euro 1,888 million, comprised Euro 1,987 million from the portion of net profits of fiscal 1999 in compliance with the resolution approved by the Shareholders' Meeting held on 4 July 2000 and increased by Euro 55 million to re-establish the Tecnost extraordinary reserve following the merger, through utilisation in the consolidated Financial Statements of the Sundry reserves, retained earnings and accumulated losses, and was utilised for Euro 154 million, of which Euro 87 million represented the free share capital increase in relation to the increase in the unit par value of shares from the Lire 1,000 to Lire 1,936.27 (equal to Euro 1), and for Euro 67 million to establish reserves for the future conversions of bonds and the future exercising of warrants.

2) Restricted reserves tied to the conversion of bonds and to exercising Olivetti warrants

These restricted reserves were established in 2000 for an original aggregate amount of Euro 67 million following redenomination of the Olivetti share capital in Euro, as described previously.
As at 31 December 2000 these reserves amounted to Euro 59 million and comprised:
- Olivetti 1998-2002 floating-rate bonds conversion reserve, for a residual amount of Euro 19 million;
- Olivetti 1998-2002 shares warrant exercising reserve, for a residual amount of Euro 13 million;
- Olivetti 1999-2001 subscription right exercising reserve for warrants reserved for the managers of the Parent Company and its subsidiary companies, for a residual amount of Euro 13 million;
- Olivetti 2002-2004 subscription right exercising reserve for warrants reserved for the managers of the Parent Company and its subsidiary companies, for a residual amount of Euro 14 million.

3) Restricted reserve tied to exercising "Olivetti ex-Tecnost 1999-2004" warrants

This restricted reserve, equal to Euro 118 million is irrevocably restricted as tied to exercising the Tecnost 1999-2004 warrants (renamed the "Olivetti ex-Tecnost 1999-2004 warrant") and is established (by way of implementing the resolution approved by the Extraordinary Shareholders' Meeting of Tecnost S.p.A. held on 4 October 2000 following the redenomination of the share capital of Tecnost S.p.A. in Euro) for an amount of Euro 102 million (through utilisation of the share exchange reserve) since the unit amount of Lire 1,436.27 (equal to the difference between the unit counter-value of Euro 1, namely Lire 1,936.27, and the pre-existing par value of Lire 500 per share) will be transferred to share capital in the form of a

1057

free share capital increase at the time of the request to exercise the warrants. The reserve was subsequently integrated to Euro 118 million to take the joint exchange ratio of 1.12 Olivetti shares for each ex-Tecnost warrant into due account, following the merger of Tecnost into Olivetti S.p.A.

4) Non-taxable reserves

These reserves pertaining to the Parent Company and already posted in Tecnost accounts are equal to an aggregate amount of Euro 10 million and have been re-established following the merger of the said Tecnost through utilisation, in the consolidated Financial Statements, of Sundry reserves, retained earnings and accumulated losses.
The said reserves comprise reserves pertaining to contributions (research, technological innovation and investments) and referring to VAT deductions on investments.

b) Reserve for Parent Company shares held by subsidiary companies

This reserve was equal to the Euro 391 million as at 31 December 2000 and referred to No. 211,931,328 Olivetti shares held by the subsidiary company Olivetti International S.A., received in joint exchange with the Tecnost S.p.A. shares held following the merger of the latter company into Olivetti. This reserve in the consolidated Financial Statements was established through utilisation of the Sundry reserves, retained earnings and accumulated losses.

VIII. Sundry reserves, retained earnings and accumulated losses

This heading represented a positive amount of Euro 1,340 million as at 31 December 2000 (negative for Euro 171 million as at 31 December 1999) and includes the other reserves, retained earnings, accumulated losses, exchange rate differences generated by the translation of the Financial Statements expressed in foreign currency and the other items of the shareholders' equity pertaining to subsidiary companies not eliminated during the consolidation process.

Group shareholders' equity

The consolidated shareholders' equity pertaining to the Group as at 31 December 2000 was equal to Euro 13,856 million (Euro 9,549 million as at 31 December 1999).
The reconciliation table between the net consolidated results for the Group and the net results for the Parent Company for fiscal 2000 is shown below:

(in millions of euro)	Net result for the year
Net result shown in Olivetti S.p.A. statutory accounts as of 31 December 2000	**870**
Net result for the first nine months of the year 2000 recorded by Tecnost S.p.A. , for the portion attributable to the Group	(588)
Elimination of dividend income from subsidiary companies	(891)
Amortization of consolidation goodwill on the acquisition of Telecom Italia shares	(1,051)
Results for consolidation purposes of subsidiary companies and other changes	720
Net result shown in the consolidated financial statements of the Olivetti Group as of 31 December 2000	**(940)**



The reconciliation table between the Group consolidated shareholders' equity and the Parent Company shareholders' equity as at 31 December 2000 is shown below:

(in millions of euro)	Shareholders' equity
Shareholders' equity shown in Olivetti S.p.A. statutory accounts as of 31 December 2000	**13,937**
Decrease of the consolidation goodwill due to amortization and disposals	(2,166)
Elimination of dividend income from subsidiary companies, recorded as accrued	(891)
Lower carrying value of equity investments in subsidiary companies with respect to the pro-quota shareholders' equity, as adjusted for consolidation purposes, and other differences	2,976
Shareholders' equity shown in the consolidated financial statements of the Olivetti Group as of 31 December 2000	**13,856**

X. Minority interests

Minority interests as at 31 December 2000 and 1999 comprised:

(in millions of euro)	31.12.2000	31.12.1999	Changes
Reserves	15,569	14,705	864
Result of the year:			
before acquisition of Telecom Italia	–	911	(911)
after acquisition of Telecom Italia	1,941	1,145	796
Total	**17,510**	**16,761**	**749**

Total shareholders' equity

Total shareholders' equity as at 31 December 2000 and 1999 was equal to Euro 31,366 million and Euro 26,310 million, respectively, and comprised:

(in millions of euro)	31.12.2000	31.12.1999	Changes
Capital and reserves:			
Group	14,796	4,610	10,186
Minority interests	15,569	14,705	864
	30,365	19,315	11,050
Net result of the year:			
Group	(940)	4,939	(5,879)
Minority interests	1,941	2,056	(115)
	1,001	6,995	(5,994)
Total	**31,366**	**26,310**	**5,056**

1059

B) Reserves for risks and charges

Reserves for risks and charges as at 31 December 2000 and 1999 amounted to Euro 3,079 million and Euro 1,391 million, respectively, and were referred to:

1) Reserve for pensions and similar obligations

This reserve, which included liabilities accruing to the employees of a number of Group companies operating abroad, as at 31 December 2000 amounted to Euro 31 million, compared with Euro 56 million as at 31 December 1999.

2) Reserves for taxation

This heading included the reserve for taxation risks and the reserve for deferred taxes.

In particular, the reserve for taxation risks has been provided in relation to potential charges on tax items still unsettled or challenged and was equal to Euro 295 million as at 31 December 2000 (Euro 205 million as at 31 December 1999), of which Euro 159 million were referable to the Telecom Italia Group (Euro 160 million as at 31 December 1999) and Euro 135 million to Olivetti Finance N.V. (Euro 45 million as at 31 December 1999).
Refer to the Explanatory Notes to the Statutory Financial Statements of Olivetti S.p.A. as regards the tax position of the Parent Company
Deferred and prepaid taxes were calculated on the temporary differences emerging between the balance sheet values for tax purposes and the corresponding accounting values carried by the Financial Statements of Group companies as adjusted for consolidation purposes, as well as the consolidation adjustments, on the basis of the tax rates in force in the various countries.
Deferred and prepaid taxes are only compensated when this operation is permitted by tax regulations in force and in the framework of each financial period for which it is expected that the respective temporary differences will be reversed.
Consequently, liabilities arising from deferred taxes which are not compensated with prepaid taxes are included in the Reserve for deferred taxes, while prepaid taxes which are not compensated with deferred taxes are included in Receivables from others, under current assets.
The balance regarding deferred taxes and/or prepaid taxes as at 31 December 2000 was an asset for Euro 783 million, compared with an asset of Euro 1,317 million as at 31 December 1999, and comprised:

(in millions of euro)	31.12.2000	31.12.1999	Changes
Reserve for deferred taxes	1,026	153	873
Prepaid tax credit	(1,809)	(1,470)	(339)
Net tax liability (credit) balance	**(783)**	**(1,317)**	**534**

Receivables regarding prepaid taxes pertain to the Telecom Italia Group for Euro 996 million (Euro 485 million as at 31 December 1999).



As at 31 December 2000, Olivetti Group companies had tax losses brought forward, not utilised to carry deferred tax asset, representing an aggregate amount of approximately Euro 4,000 million, of which approximately Euro 2,600 referred to the Telecom Italia Group, of which approximately Euro 1,300 million – according to prudent estimates made on the basis of information currently available – may be utilized with reasonable certainty against the taxable amounts during the financial periods in which the said losses shall be deductible in compliance with current taxation regulations; losses attributable to other companies of the Olivetti Group, equal to approximately Euro 1,400 million, may foreseeably be utilized in future financial periods for approximately Euro 1,000 million, mainly in respect of the Parent Company Olivetti S.p.A..

3) Other provisions

As at 31 December 2000, other provisions totalled Euro 1,727 million (Euro 977 million as at 31 December 1999) and comprised:

- Provisions for litigation amounting for Euro 228 million (Euro 153 million as at 31 December 1999), of which Euro 223 million were attributable to the Telecom Italia Group (Euro 149 million as at 31 December 1999);
- Provisions for restructuring charges for Euro 197 million (Euro 182 million as at 31 December 1999), of which Euro 164 million were referable to the Telecom Italia Group (Euro 147 million as at 31 December 1999) and Euro 26 million referable to Olivetti S.p.A. deriving from deferred Social Security charges as a result of reductions in the labour force pursuant to Law No. 223/1991;
- Provision for risks regarding technological upgrading for Euro 434 million, established by TIM in relation to risks generated by the evolution of the market and the technological scenario.
- Other sundry provisions for Euro 868 million (Euro 642 million as at 31 December 1999), comprising Euro 573 million attributable to the Telecom Italia Group (Euro 429 million as at 31 December 1999) and Euro 295 million attributable to other companies of the Olivetti Group, including Euro 175 million concerning charges related to commitments and possible future risks deriving from the sale of the equity investment in OliMan executed by Olivetti S.p.A.

C) Reserve for employee severance indemnities

This heading represents the indemnities to be paid at severance in compliance with the laws and labour contracts in force in the individual countries where the companies included in the consolidation area operate.
The change of the reserve during the fiscal 2000 was as follows:

(in millions of euro)

Balance as of 31 December 1999	**1,577**
Reserve of the Seat P.G. Group	39
Effect of deconsolidation of Sirti and Italtel	(172)
Indemnity accrued	255
Indemnities paid in the year	(263)
Other changes, net	(48)
Balance as of 31 December 2000	**1,388**

1061

D) Payables

Payables as at 31 December 2000 totalled Euro 57,785 million (Euro 44,881 million as at 31 December 1999), of which Euro 44,411 million pertained to financial items (Euro 30,291 million as at 31 December 1999) and Euro 13,374 million pertained to trade and other payables (Euro 14,590 million as at 31 December 1999).

Financial payables

	31.12.2000			31.12.1999		
(in millions of euro)	short-term	long-term	total	short-term	long-term	total
Bonds						
Telecom Italia Group	146	1,668	1,814	169	815	984
Olivetti S.p.A.	258	-	258	-	258	258
Financial companies controlled by Olivetti	-	15,990	15,990	-	18,130	18,130
Total	404	17,658	18,062	169	19,203	19,372
Convertible bonds						
Olivetti S.p.A.	-	19	19	-	45	45
Financial companies controlled by Olivetti	-	2,836	2,836	-	-	-
Total	-	2,855	2,855	-	45	45
Due to banks						
Telecom Italia Group	12,501	4,296	16,797	4,464	3,685	8,149
Other companies	1,534	321	1,855	1,004	663	1,667
Total	14,035	4,617	18,652	5,468	4,348	9,816
Due to other lenders						
Telecom Italia Group	421	1,267	1,688	239	659	898
Other companies	27	51	78	25	29	54
Total	448	1,318	1,766	264	688	952
Due to suppliers						
Telecom Italia Group	239	32	271	59	5	64
Due to subsidiary companies	29	-	29	5	-	5
Due to associated companies						
Telecom Italia Group	156	506	662	6	-	6
Other companies	1	-	1	1	-	1
Total	157	506	663	7	-	7
Other payables						
Telecom Italia Group	1,643	499	2,142	28	2	30
Total:						
Telecom Italia Group	**15,135**	**8,268**	**23,403**	**4,970**	**5,166**	**10,136**
Olivetti S.p.A. and others	**1,820**	**19,217**	**21,037**	**1,030**	**19,125**	**20,155**
Consolidation adjustments	**(29)**	**-**	**(29)**	**-**	**-**	**-**
Total	**16,926**	**27,485**	**44,411**	**6,000**	**24,291**	**30,291**

1062

The principle components of the Olivetti Group's indebtedness are commented below:

Telecom Italia Group

Bond loans amounted to Euro 1,814 million and referred to:
- bond loans falling due between 2001 and 2008 issued by the Nortel Inversora Group, totalling Euro 1,000 million;
- 1992/2010 Telecom Italia S.p.A. bond loan, reserved to currently employed and retired corporate staff for a counter-value of Euro 146 million (Euro 426 million as at 31 December 1999);
- bond loans falling due between 2001 and 2002 issued by Softe, through different financial institutes, totalling US $ 229 million, with a counter-value of Euro 246 million;
- bond loans issued by TDL Infomedia Ltd. (Seat Pagine Gialle Group), falling due after 2005, of Euro 202 million;
- bond loans falling due between 2002 and 2005 issued by the Brazilian companies Tele Nordeste Celular and Tele Celular Sul, totalling Euro 220 million.

Amounts due to banks of Euro 16,797 million, were secured by mortgages and liens of Euro 53 million; this item increased by Euro 8,648 million, compared with fiscal 1999, through the use of credit facilities by Telecom Italia S.p.A., to finance the acquisition of Seat Pagine Gialle shares from Huit II and by the Public Tender Offer (Euro 5,976 million). Furthermore, this item has increased as a result of the consolidation of payables pertaining to the new foreign companies, which include Telecom Argentina (Euro 817 million), Maxitel (Euro 780 million), Digitel (Euro 159 million), as well as the payables of the Seat Pagine Gialle Group (Euro 176 million).

Amounts due to other lenders equal to Euro 1,688 million mainly referred to medium/long-term financings granted to Telecom S.p.A. by the "Cassa Depositi e Prestiti" and by IRI for Euro 659 million and the effect deriving from the consolidation of Seat P.G. for Euro 966 million.

Amounts due to associated companies equal to Euro 662 million comprised Euro 554 million from payables to Teleleasing in respect of finance leasing contracts.

Other payables amounted to Euro 2,142 million and were essentially referable to guaranteed security loan operations of Euro 868 million executed by Telecom Italia and to Euro 351 million as regards the residual amount due to the Ministry for Communications regarding the purchase of the UMTS licence.

Other companies

Bond loans totalled Euro 16,248 million; the original rate is indicated for each of these loans and, separately, the possible "credit protection" measures defined as "step-up". All the hedging operations are analysed in the "Hedging instruments" section.

- Olivetti S.p.A. - Lire 500 billion, equal to Euro 258 million:
- bond loan (1994-2001) issued in Italian lire with a quarterly floating-rate coupon, plus a 0.75% spread, falling due in July 2001;
- Olivetti International N.V. - CHF 100 million equal to Euro 66 million:
- bond loan issued in Swiss francs (1986-2046) with a 5.625% fixed rate coupon falling due in June 2046;



• Olivetti International N.V. - Euro 700 million:
- 1998-2003 bond loan with a 5.875% fixed-rate coupon + 0.15% "step-up", falling due in May 2003;
• Olivetti International N.V. - Euro 1,500 million:
- 1999-2009 bond loan with a 5% fixed-rate coupon + 0.15% "step-up", falling due in February 2009 ;
• Olivetti Finance N.V. - Euro 7.300 million:
- 1999-2004 bond loan with a floating-rate coupon equal to the 3-month Euribor + 1.85% spread + 0.45% "step-up", falling due in June 2004. The issuer has the right to an early repayment in June 2002. The initial loan of Euro 9,443 million was cancelled during 2000 for an amount equal to Euro 2,143 million following the repurchase on the market of No. 21.4 million bonds and the successive cancellation thereof;
• Tecnost International Finance N.V. - Euro 6,250 million
- two bond loans in the framework of the Euro Medium Term Notes Programme (EMTN), with the following characteristics:
* Euro 4,500 million (1999-2004) with a 5 3/8% fixed-rate coupon + 0.45% "step-up", falling due in July 2004;
* Euro 1,750 million (1999-2009) with a 6 1/8% fixed-rate coupon + 0.45% "step-up", falling due in July 2009;
• Tecnost International Finance N.V. - Yen 20 billion
- 1999-2029 bond loan falling due in October 2029, issued in the framework of the EMTN Programme and subscribed by a single Japanese investor; this loan, denominated in Yen (which is interest-bearing with a 5% fixed-rate coupon + 0.45% "step-up" in relation to a notional reference capital of US $ 185.6 million) was immediately converted into Euro 174 million (Currency swap);
Convertible bond loans totalled Euro 2,855 million and comprised:
• Olivetti S.p.A.: 1998-2002 bond loan for a residual Euro 19 million, convertible into Olivetti ordinary shares, falling due in September 2002 ;
• Olivetti Finance N.V.: 2000-2005 bond loan of Euro 2,500 million convertible into Telecom Italia ordinary shares, with a 1% annual fixed-rate coupon, with a redemption price of 113.41% on the issue price falling, due in November 2005. This loan, therefore, determined an aggregate payable equal to Euro 2,836 million. The performance at the due date was equal to 3.5% per annum and the nominal conversion price was approximately Euro 15.22 per Telecom Italia ordinary share.
Amounts payable to banks totalled Euro 1,855 million (Euro 1,667 million as at 31 December 1999). The principal components comprised:
• Olivetti S.p.A.:
- subsidised IMI financings for research activities, equal to Euro 1 million, average rate of 4.5% at 31 December 2000, refundable within 2001;
- IMI financings for research activities of Euro 97 million, pursuant to Law No. 346/1988, average rate as at 31 December 2000 of 12.528% before the interest-relief grant, reimbursable within 2004 (of which Euro 24 million fall due within 31.12.2001);
- other financings, equal to Euro 520 million, at the average rate of 5.574% at 31.12.2000, reimbursable within 2002 (of which Euro 455 million fall due within 31.12.2001);
- financing for Euro 1,000 million referred to the utilisation of a short-term line of credit for an original amount of Euro 1,000 million, granted by Mediobanca and syndicated among a limited group of Italian

1064

banking institutes; this line of credit is not secured by guarantees on assets but is subject to financial covenants customary for similar operations;
- other short-term payables equal to Euro 17 million.
• Olivetti Tecnost Group:
- financings equal to Euro 215 million (of which Euro 31 million falling due within 31.12.2001);
- other short-term payables equal to Euro 3 million.
• Other short-term payables of Euro 2 million relative to other companies.
Amounts due to other lenders totalled Euro 78 million and comprised:
• Olivetti S.p.A.: subsidised financings pertaining to technological innovation (FIT) for Euro 24 million (of which Euro 6 million falling due within 31.12.2001), average rate of 4.002% at 31.12.2000, refundable within 2004;
• Other companies:
- various financings totalling Euro 36 million (of which Euro 3 million falling due within 31.12.2001);
- Short-term payables to other institutions for Euro 18 million.

* * *

Financial payables equal to Euro 44,411 million may be analysed by currency:

(in millions of euro)	31.12.2000	31.12.1999
Italian Lire	17,914	8,630
Other EMU currencies	20,617	19,070
US Dollars	4,409	1,365
Other currencies	1,471	1,226
Total	**44,411**	**30,291**

As at 31 December 2000 financial payables with due dates exceeding five years, amounted to Euro 5,255 million and comprised:

(in millions of euro)	31.12.2000	31.12.1999
Bonds	4,101	3,933
Amounts due to banks	700	337
Amounts due to other lenders	454	151
Total	**5,255**	**4,421**



The breakdown of financial payables based on the interest rates is as follows:

(in millions of euro)	Telecom Italia Group	Other companies	Total
Non interest bearing	868	2	870
Up to 2,5%	1,158	-	1,158
From 2,5% to 5%	3,844	4,432	8,276
From 5% to 7,5%	13,686	16,450	30,136
From 7,5% to 10%	1,730	55	1,785
From 10% to 12,5%	2,089	-	2,089
Beyond 12,5%	-	97	97
Total	**23,375**	**21,036**	**44,411**

Overall net financial indebtedness as at 31 December 2000 was equal to Euro 37,524 million (Euro 27,379 million as at 31 December 1999) as detailed in the following summary table:

(in millions of euro)	31.12.2000	31.12.1999	Changes
Debt			
short-term	16,926	6,000	10,926
medium/long-term	27,485	24,291	3,194
Interest accruals and deferrals	675	543	132
Total gross financial indebtedness (A)	**45,086**	**30,834**	**14,252**
Financial fixed assets			
financial receivables due within 12 months	78	29	49
other securities	-	31	(31)
Current assets:			
financings and interest bearing current accounts	1,132	172	960
financial receivables due from third parties within 12 months	3		3
financial assets not held as fixed assets	2,910	1,882	1,028
liquid funds	2,770	1,162	1,608
Interest accruals and prepayments	669	179	490
Total financial resources (B)	**7,562**	**3,455**	**4,107**
Net financial indebtedness (A-B)	**37,524**	**27,379**	**10,145**

As at 31 December 2000 the companies of the Olivetti Group had non-utilised lines of credit totalling Euro 6,886 million, of which Euro 6,507 million referred to the Telecom Italia Group.
As at 31 December 2000 financial payables totalling Euro 264 million were secured by guarantees on assets owned by the Olivetti Group representing a nominal value of Euro 362 million.



Trade and other payables

(in millions of euro)	31.12.2000 short-term	31.12.2000 long-term	31.12.2000 total	31.12.1999 short-term	31.12.1999 long-term	31.12.1999 total
Advances						
Telecom Italia Group	370	–	370	379	–	379
Other companies	6	–	6	5	–	5
Total	376	–	376	384	–	384
Due to suppliers						
Telecom Italia Group	6,500	3	6,503	6,004	1	6,005
Other companies	308	–	308	290	–	290
Total	6,808	3	6,811	6,294	1	6,295
Due to subsidiary companies						
Telecom Italia Group	6	–	6	15	–	15
Other companies	–	–	–	1	–	1
Total	6	–	6	16	–	16
Due to associated companies						
Telecom Italia Group	578	–	578	591	–	591
Other companies	4	–	4	2	–	2
Total	582	–	582	593	–	593
Due to tax authorities						
Telecom Italia Group	927	2	929	1,180	6	1,186
Other companies	33	–	33	750	–	750
Total	960	2	962	1,930	6	1,936
Due to social security authorities						
Telecom Italia Group	283	1,365	1,648	294	1,444	1,738
Other companies	11	–	11	11	–	11
Total	294	1,365	1,659	305	1,444	1,749
Other payables						
Telecom Italia Group	2,812	135	2,947	3,561	4	3,565
Other companies	31	–	31	51	1	52
Total	2,843	135	2,978	3,612	5	3,617
Total:						
Telecom Italia Group	**11,476**	**1,505**	**12,981**	**12,024**	**1,455**	**13,479**
Other companies	**393**	**–**	**393**	**1,110**	**1**	**1,111**
Total	**11,869**	**1,505**	**13,374**	**13,134**	**1,456**	**14,590**

Amounts due to suppliers totalled Euro 6,811 million and included Euro 520 million due to other operators of telecommunications services (principally Omnitel and foreign operators). The increase of Euro 516 million was mainly attributable to the effect of the variation in the consolidation basis.
Amounts due to tax authorities totalled Euro 962 million (Euro 1,936 million as at 31 December 1999) and included current income taxes and withholding taxes to be paid.
In particular, payables in respect of current taxes cover current liabilities relating to income taxes and estimated by Group companies on the basis of reasonable forecasts concerning accruing tax charges pursuant to the regulations and rates in force locally; payables in respect of other taxes as at 31 December 2000 mainly include withholding taxes held by Group companies in their capacity as withholding agents.

The aggregate decrease of Euro 974 million comprised Euro 711 million relating to the cancellation of the payable pertaining to current taxes for the Parent Company following the decision taken at the time of the tax return to divide into instalments the capital gain tax on the sale of the equity investment in Oli-Man Holding B.V. (executed in 1999) and to provide for consequently the deferred tax liability.
The tax position of Olivetti S.p.A. is illustrated in the Explanatory Notes to the Statutory Financial Statements.
Amounts due to Social Security authorities equal to Euro 1,659 million, referred to the contributions accrued and still to be paid to Social Security authorities; the item included Euro 711 million as regards the residual indebtedness of Telecom Italia in relation to Italian Social Security Board (INPS) in connection with the estimated reabsorption charges ex-Law No. 58/1992 in respect of ex-ASST staff.
The amount also includes the payable referred to the former Telephone Workers Social Security Fund (FPT) for the employees of the Telecom Italia Group, joined on 1 January 2000 in the General Compulsory Insurance Scheme, equal to Euro 714 million, carried in the Olivetti Consolidated Financial Statements when determining the consolidation goodwill regarding the acquisition of the Telecom Italia Group.
Other payables equal to Euro 2,978 million comprised:
- Euro 1,684 million for items related to customers, concerning payments made by subscribers pertaining to conversations, prepaid rentals and traffic prepaid charges;
- Euro 58 million as regards payables for contributions to exercise the telecommunications business;
- Euro 819 million regarding payable items associated with staff management;
- Euro 162 million concerning residual payables concerning investments in equity investments;
- Euro 255 million relating to other items of a miscellaneous and recurring nature.

* * *

Payables falling due after 12 months, excluding the amount concerning the Telephone Workers Social Security Fund (FPT) totalling Euro 714 million, were equal to Euro 28,276 million; the relative distribution by due date was as follows:

(in millions of euro)	from 2 to 5 years	after 5 years	Total
Debt			
Telecom Italia Group	6,540	1,728	8,268
Other companies	15,690	3,527	19,217
Trade and other payables			
Telecom Italia Group	388	403	791
Other companies	-	-	-
Total	**22,618**	**5,658**	**28,276**



E) Accrued expenses and deferred income

Accrued expenses and deferred income as at 31 December 2000 totalled Euro 1,742 million (Euro 1,367 million as at 31 December 1999):

(in millions of euro)	31.12.2000	31.12.1999	Changes
Accrued expenses:			
Interest charges	664	543	121
Other	81	68	13
Total	**745**	**611**	**134**
Deferred income:			
Grants related to assets	425	475	(50)
Other	561	281	280
Interest income	11	–	11
Total	**997**	**756**	**241**
Total accrued expenses and deferred income	**1,742**	**1,367**	**375**

The increase of Euro 375 million is attributable to the Telecom Italia Group to the extent of Euro 327 million.

Hedging instruments and other derivatives

The Olivetti Group enters into forward contracts to hedge exchange risks associated with exchange rate fluctuations among the various foreign currencies in which the commercial and financial transactions undertaken by Group companies are expressed.

As at 31 December 2000 the companies of the Olivetti Group had undertaken forward contracts and option instruments with regard to commitments for the purchase and sale of foreign currencies at fixed exchange rates for the equivalent of Euro 985 million, largely in reference to:

- hedging contracts on financial transactions arranged by Olivetti International S.A. for Euro 501 million;
- hedging contracts on exchange rate risks on short-term financial payables denominated in US dollars undertaken by TIM to purchase foreign equity investments in Turkey and Venezuela for Euro 469 million;
- hedging contracts on commercial transactions relating to the exposures in Greek drachma of Stet Hellas for Euro 15 million.

The Olivetti Group enters into Interest Rate Swap (IRS), Currency and Interest Rate Swap (CIRS) contracts and other hedging agreements to mitigate the possible effects deriving from interest rate fluctuations.

As at 31 December 2000 Group undertakings had opened short-and long-term forward contracts covering financial liabilities recorded in the Financial Statements, based on a total capital notional amount equal to a counter-value of Euro 19,785 million (of which Euro 4,893 million related to companies of the Telecom Italia Group), as detailed below:

1069

(in millions of euro)	31.12.2000
Telecom Italia Group:	
IRS and CIRS contracts carried out by Telecom Italia S.p.A. on BEI medium/long-term loans denominated in British pounds	390
IRS contracts carried out on debt of Telecom Italia S.p.A. expiring between 2001 and 2006	1,695
IRS and CIRS contracts carried out by Telecom Argentina on loans denominated in various currencies expiring until 2015	734
IRS and other interest rate hedging contracts carried out by Seat on own debt relating to securitization	1,000
IRS contracts in US dollars on debt of Telecom Argentina expiring until 2003	212
Various hedging contracts on short-term debt of Softe	656
IRS contracts in US dollars on debt of Softe expiring in 2001	108
IRS and CIRS contracts on debt of Brazilian subsidiaries for the purpose of converting dollar-denominated debt to Brazilian real-denominated debt	98
Total	**4,893**
Other companies:	
IRS contracts expiring June 2036, carried out by Olivetti International S.A on the bonds of 100 million swiss francs (1986-2046) issued by Olivetti International N.V.	66
IRS contracts with cap structures, expiring February 2009, carried out by Olivetti International S.A on the bonds of euro 1,500 million (1999-2009) issued by Olivetti International N.V.	1,000
IRS contracts, expiring May 2003, carried out by Olivetti International S.A. on the bonds of euro 700 million (1998-2003) issued by Olivetti International N.V.	700
IRS contracts, expiring July 2001, carried out by Olivetti S.p.A. on the bonds of lire 500 billion (1994-2001) issued by the Company itself.	258
CIRS contracts, expiring October 2029, on the bonds of yen 20 billion (1999-2029) issued by Tecnost International Finance N.V.	174
IRS contracts with cap and floor structures, carried out by Olivetti Finance N.V.:	
expiring July 2009, on the bonds of euro 1,750 million issued by Tecnost International Finance N.V. (1999-2009)	1,750
expiring July 2004, on the bonds of euro 4,500 million issued by Tecnost International Finance N.V. (1999-2004)	3,000
expiring June 2002 on the bonds of euro 7,300 million issued by Olivetti Finance N.V.	7,944
Total	**14,892**
Total hedging contracts	**19,785**

Telecom Italia Group

As regards the Telecom Italia Group, the main hedging agreements entered into as at 31 December 2000 are analysed below:

• IRS and CIRS operations arranged in respect of BEI financings denominated in GBP by which the GBP floating-rate was converted into a fixed rate and a Euro floating-rate, for Euro 390 million;

• the following IRS operations were executed for an amount of Euro 1,695 million in respect of medium/long-term financial payables by companies of the Telecom Italia Group at a floating-rate with due dates lying between 2001 and 2006, by which:

1) the floating-rate was partially converted into a fixed rate;

2) the floating-rate index-linked to "domestic parameters" (Rendint, Rendibot, Nolint) was partially converted into a 6-month Euribor floating-rate;

• IRS and CIRS operations arranged by Telecom Argentina in respect of financing in various currencies converted into US dollars at a fixed and floating-rate with due dates up to 2015, for Euro 734 million;



• IRS and other hedging operations (cap contract sale) arranged by Seat in reference to financial payables originating from securitisation executed directly by Seat, with the partial conversion at a fixed rate, for Euro 1,000 million;
• IRS operations executed by Telecom Argentina to convert financings denominated in US dollars from floating-rate into fixed rate with a due date up to 2003, for Euro 212 million;
• various IRS, CIRS and similar operations executed by Softe in respect of exposures deriving from short-term inter-company financings denominated in various foreign currencies, for Euro 656 million;
• IRS operations executed by Softe in respect of short-term floating-rate financings denominated in US dollars with partial conversion into fixed rate, for Euro 108 million;
• IRS and CIRS operations transacted in respect of short-term financial payables denominated in USA dollars by which the floating-rate denominated in dollars was converted into a floating rate and a fixed rate denominated in local currency (Brazilian real), for Euro 98 million.

Other companies

The relative hedging operations are analysed below as regards the medium/long-term financial payables relating to other companies of the Olivetti Group.
With regard to the 100 million Swiss francs (equal to Euro 66 million) 1986/2046 fixed rate bond loan issued by Olivetti International N.V., an interest rate swap contract has been transacted by Olivetti Intl. S.A. for the full amount and expiring in June 2036 with conversion of the fixed rate into an annual floating-rate denominated in Swiss francs.
With regard to the Euro 1,500 million 1999/2009 fixed rate bond loan expiring in February 2009 issued by Olivetti Intl. N.V., the following hedging contracts were entered into by Olivetti Intl. S.A. maturing in February 2009 totalling Euro 1,000 million:
• interest rate swap operations for Euro 500 million with conversion of the fixed rate into a six-monthly floating-rate with sale of floor contracts at the average rate of 4.15% – the floor is only activated if, during the six-month reference period, the 6-month Euribor increases from 2.20% up to 3.75% – this latter value during the last 5 years;
• interest rate swap operations for Euro 500 million with conversion of the annual fixed rate into a 3-month fixed rate of 4.30% should the 3-month Euribor remain below 5.80%, or into a 3-month floating-rate less 0.50%;
• sale of cap contract operation for Euro 500 million at the rate of 6.50%.
With regard to the Euro 700 million 1998/2003 fixed rate bond loan issued by Olivetti Intl. N.V., interest rate swap operations were transacted by Olivetti Intl. S.A. for the same amount and duration to convert the fixed-rate into a six-monthly floating-rate.
With regard to the Lire 500 billion (equal to the Euro 258 million) 1994/2001 floating-rate bond loan issued by Olivetti S.p.A., interest rate swap contracts have been arranged for the entire amount and with the same maturity date by which the floating-rate was converted into a fixed rate.
With regard to the yen 20 billion 1999/2029 fixed rate bond loan expiring in October 2029 issued by Tecnost Intl. Finance N.V., an interest rate and currency swap contract was transacted by Olivetti Finance N.V. for the entire amount and the same maturity date with conversion into a six-monthly fixed rate denominated in Euro.
With regard to the Euro 1,750 million 1999/2009 fixed-rate bond loan issued by Tecnost Intl. Finance N.V., interest rate swap contracts have been transacted by Olivetti Finance N.V. for equal an amount and

with the same maturity date by which the fixed rate was converted into a floating-rate with the following additional hedging arrangements:

- purchase of cap contract at the rate of 4.75% (which is converted to a rate of 7% should the 12-month Euribor exceed this threshold during the reference period), for Euro 1,000 million;
- purchase of cap contract at the rate of 5.85% and sale of cap contract at the rate of 7.95%, for Euro 750 million;
- sale of floor contract at rates increasing from 2.65% up to 2.85% for Euro 750 million.

With regard to the Euro 4,500 million 1999/2004 fixed-rate bond loan issued by Tecnost Intl. Finance N.V. interest rate swap contracts have been transacted by Olivetti Finance N.V. for Euro 3,000 million for the same maturity date by which the fixed rate was converted into a floating-rate with the following additional hedging arrangements:

- purchase of cap contract at the rate of 4.25% and sale of cap contract at the rate of 5.45% for Euro 1,000 million;
- purchase of cap contract at the rate of 4.95% and sale of cap contract at the rate of 6.85%, for Euro 1,000 million;
- sale of floor contract at rates increasing from 2.65% up to 2.85% for Euro 1,000 million.

With regard to the Euro 7,300 million 1999/2004 floating-rate bond loan issued by Olivetti Finance N.V., index-linked to the 3-month Euribor, the following hedging contracts have been transacted by Olivetti Finance N.V. expiring in June 2002, totalling Euro 7,944 million:

- interest rate swap contracts for Euro 1,944 million by which the reference floating-rate for the loan (3-month Euribor) was converted into an annual average fixed-rate of 3.48% and subsequent sale of cap contracts at the rate of 5.50%;
- interest rate swap contract for Euro 1,000 million by which the 3-month Euribor, reduced by a spread of 0.574%, is paid and the 3-month Euribor is collected;
- interest rate swap contract for Euro 5,000 million by which the quarterly loan floating-rate was converted into a six-monthly floating-rate with a further zero-cost collar structure with the following components:

- purchase of cap contracts at the rate of 3.86% and sale of cap contracts at the rate of 5.47% for Euro 5,000 million;
- sale of floor contracts at the rate of 2.74% for Euro 2,000 million;
- sale of floor contracts at rates increasing from 3.15% to 3.38% for the last year for Euro 2,000 million.

* * *

Furthermore, the following operations were executed to hedge securities or other assets held in portfolio totalling Euro 429 million:

- IRS and CIRS operations by Softe in respect of securities held in portfolio for Euro 272 million.
- IRS operations by Olivetti Finance N.V. in respect of securities held in portfolio for a face value of Euro 120 million;
- IRS and CIRS operations by Olivetti S.p.A. for a counter-value of Euro 37 million to hedge the exposure in dollars arising from a restricted deposit denominated in US dollars arising in connection with the sale of Olsy S.p.A. to Wang Lab. Inc. (currently named Getronics).



Memorandum accounts

A. Personal guarantees given and counter-securities received

As at 31 December 2000 guarantees given, also indirectly through banks and insurance companies, totalled Euro 3,932 million (Euro 1,884 million as al 31 December 1999), of which Euro 2,956 million in respect of unconsolidated subsidiary and associated companies (Euro 1,029 million as at 31 December 1999).
As at 31 December 2000, the breakdown of personal guarantees given were as follows:
• guarantees given by the Telecom Italia Group on behalf of unconsolidated subsidiaries and associated companies (Euro 2,944 million), on behalf of consolidated subsidiary companies (Euro 20 million) and of third parties (Euro 527 million) in respect of medium/long-term financial transactions, for supply contracts and as guarantees on foreign telephone licences, for a total of Euro 3,491 million;
• suretyships and counter-securities given by other companies of the Olivetti Group on behalf of unconsolidated subsidiaries and associated companies (Euro 13 million), of consolidated subsidiaries (Euro 14 million) and of third parties (Euro 49 million), for a total of Euro 76 million;
• Euro 240 million for guarantees given by Olivetti S.p.A. on behalf of Infostrada S.p.A. to the Italian State Railways;
• Euro 84 million for guarantees given by Olivetti S.p.A. to Mannesmann AG in relation to the disposal of the equity investment in OliMan Holding B.V.;
• Euro 15 million for guarantees given by Olivetti S.p.A. to guarantee the fulfilment of commercial supply contracts by Getronics S.p.A. (formally Wang Global S.p.A.);
• Euro 26 million in respect of other guarantees.
As at 31 December 2000 the Olivetti Group received counter-securities in relation to the above guarantees totalling Euro 826 million (Euro 674 million as al 31 December 1999), mainly comprising:
• counter-securities from third parties totalling Euro 560 million against guarantees given by Telecom Italia S.p.A.;
• counter-securities received from Mannesmann AG equal to Euro 240 million against guarantees given by Olivetti S.p.A. to the Italian State Railways;
• counter-securities received from Getronics for Euro 17 million.

B. Guarantees on Group companies' assets

These guarantees, as at 31 December 2000, referred to pledges and mortgages set up on assets of companies included in the consolidation area for the Telecom Italia Group in respect of non-financial operations for an amount of Euro 2 million.
Guarantees securing financial operations are analysed in the section referring to financial payables.

C. Commitments

As at 31 December 2000 the commitments contractually undertaken by the Olivetti Group totalled Euro 5,001 million (Euro 84 million as at 31 December 1999), of which Euro 4,901 million referred to the Telecom Italia Group and Euro 100 referred to the other companies.



The breakdown of the commitments undertaken by the Telecom Italia Group totalled Euro 4,901 million (Euro 12 million as at 31 December 1999) comprised:

- Euro 2,985 million for put options on Seat Pagine Gialle shares by Telecom Italia S.p.A.;
- Euro 959 million for the acquisition commitment of 28.61% of Entel Chile by STET International Netherlands;
- Euro 700 million for the acquisition commitment of 40% of Webfin by Seat Pagine Gialle;
- Euro 31 million for the commitment to pay membership fees for the "Interaction Design Institute" association of Ivrea;
- Euro 25 million for the sale commitment of call options on listed securities by Telecom Italia S.p.A.;
- Euro 25 million for lease rentals;
- Euro 176 million for other commitments.

In the framework of the contract entered into on 15 March 2000 (as subsequently amended), Telecom Italia undertook a commitment towards Huit II by granting a put option in respect of No. 710,777,200 Seat Pagine Gialle shares at a "strike price" of Euro 4.2. The terms of the contracts established exercising the said option subsequent to registration in the Companies Register of the merger deed between Seat and Tin.it.

Huit II subsequently transferred the put option to Chase Equity Limited (CEL), together with the ownership of the corresponding Seat shares. CEL renegotiated the contract with Telecom Italia on 4 December 2000, extending the contract duration to 5 years, with the possibility of anticipating exercising the put option in April and May 2003, 2004 and 2005.

Stet International Netherlands then purchased a call option on No. 660,777,200 Seat shares from CEL, through trust Liberator Ltd., with a maturity date in line with the expiry dates of the put option and at the same strike price, paying a premium which totalled Euro 747 million. Moreover, in order to transfer the effects of this latter operation to Telecom Italia, a call option contract was arranged, with the same characteristics, between the said Telecom Italia and Stet International Netherlands. The operation involved an implicit interest rate of 6.2%.

The commitments undertaken by the other companies of the Olivetti Group totalled Euro 100 million (Euro 72 million as at 31 December 1999) and comprised:

- Euro 45 million for lease rentals;
- Euro 34 million for trade receivables guaranteed by Olivetti S.p.A. in respect of the sale of the O.i.S. group to GFI Informatique S.A.;
- Euro 15 million for obligations to repurchase a building in relation to the sale of the equity investment in Olivetti Ricerca S.p.A. to Getronics Solutions Italia S.p.A.;
- Euro 6 million for other commitments.

D. Other memorandum accounts

As at 31 December 2000 the other memorandum accounts totalled Euro 266 million (Euro 586 million as at 31 December 1999) and were referable to assets owned by third parties on deposit with Group undertakings.

Other information

As at 31 December 2000 third party assets deposited with the Olivetti Group had a counter-value (stock market prices) of Euro 216 million comprising securities (deposited by the employees of Telecom Italia S.p.A. and the employees of other Italian companies of the Telecom Italia Group) in sub-deposit with Monte Titoli S.p.A.

Comments on the consolidated Income Statement

The Consolidated Income Statement of the Olivetti Group for fiscal 2000 is not comparable with the Consolidated Income Statement for fiscal 1999 since the income components for the Nortel Inversora Group have been fully consolidated for the first time (the Nortel Inversora Group was included in the consolidation area starting from this financial period) while the income components of the companies that have been sold during the financial period have been excluded, these mainly comprised O.i.S., Olivetti Sanità and Teleleasing.

A) Value of production

1) Net revenues from sales and services

In fiscal 2000 revenues from product sales and the supply of services totalled Euro 30,116 million compared with Euro 28,207 million in fiscal 1999 representing a net increase of Euro 1,909 million, which were largely reflected by the increase generated by the Nortel Inversora Group (Euro 1,825 million) and a decrease as a result of the sale of the manufacturing and installation sectors.
The breakdown for the sector is as follows:

(in millions of euro)	Year 2000	%	Year 1999	%	Changes
Wirelines telecommunications in Italy	17,416	57.8	18,518	65.7	(1,102)
Mobile telecommunications in Italy	7,929	26.3	7,450	26.4	479
Satellite telecommunications	340	1.1	320	1.1	20
International telecommunications	3,933	13.1	1,680	6.0	2,253
IT operations	2,770	9.2	2,660	9.4	110
Manufacturing operations	631	2.1	917	3.3	(286)
Installation operations	602	2.0	775	2.7	(173)
Other operations and consolidation adjustments	(3,505)	(11.6)	(4,113)	(14.6)	608
Total	**30,116**	**100.0**	**28,207**	**100.0**	**1,909**

4) Capitalised production

Capitalised production amounted to Euro 912 million, entirely attributable to the Telecom Italia Group.

5) Other revenues and income

The other revenues and income for fiscal 2000 amounted to Euro 483 million (Euro 569 million in 1999) and comprised:
- Euro 21 million in grants pertaining to the period in respect of costs incurred for research activities, development and technological innovation;
- Euro 72 million in grants related to assets representing the portion credited to income since accrued in the period, entirely attributable to the Telecom Italia Group;
- Euro 110 million for indemnities charged to customers following delayed bill payments;
- Euro 280 million for other income from ordinary operations, mainly comprising various indemnities and refunds, to recover expenses as well as sundry income.



B) Costs of production

6) Purchases of raw, ancillary and consumable materials and goods for resale

In fiscal 2000 this heading totalled Euro 3,058 million (of which Euro 2,258 million were attributable to the Telecom Italia Group) compared with Euro 3,111 million in fiscal 1999 (Euro 2,476 million attributable to the Telecom Italia Group) and included the cost for the supply of materials relating to the Group's core businesses.

7) Costs for services

These costs amounted to Euro 8,623 million in fiscal 2000 compared with Euro 7,584 million in fiscal 1999. The increase of Euro 1,039 million, of which Euro 1,013 million were attributable to the Telecom Italia Group, arose as a result of the increase in costs incurred by TIM correlated to the operation and the development of mobile telecommunications services (Euro 172 million), besides the consolidation of the Nortel Inversora Group (Euro 466 million).

8) Leases and rentals

This heading includes the rentals for buildings and other lease and hire charges relating to assets. In fiscal 2000, these costs totalled Euro 827 million, compared with Euro 739 million in fiscal 1999.

9) Personnel

In fiscal 2000, staff costs totalled Euro 5,245 million (Euro 5,260 million in fiscal 1999) and comprised Euro 5,024 million for the Telecom Italia Group, of which Euro 4,022 million referred to the undertakings engaged in telecommunications services.
In fiscal 2000, the aggregate average number of staff employed by the Olivetti Group was 131,266 equivalent units, of which 7,272 equivalent units referred to companies consolidated on a proportional basis. In fiscal 1999, the average number was 128,603 equivalent units of which 6,508 equivalent units referred to companies consolidated on a proportional basis.
As regards the geographical distribution, in fiscal 2000 the average number of staff was 108,306 employed in Italy (114,574 in fiscal 1999) and 22,960 staff employed abroad (14,029 in fiscal 1999).
The breakdown by category, as far as the number of staff employed in Italy is concerned (classification of the staff employed abroad is not consistent with the classification criteria adopted in Italy), is summarised in the following table:

(in equivalent units)	Year 2000	Year 1999
ITALY		
Managers	2,337	2,470
Supervisors	8,588	9,501
White collars	79,887	83,380
Blue collars	17,494	19,223
Total average in Italy	**108,306**	**114,574**
Total average abroad	**22,960**	**14,029**

1076

10) Amortisation, depreciation and write-downs

Depreciation and amortisation charges in fiscal 2000 totalled Euro 6,956 million and included Euro 4,561 million referred of tangible fixed assets and Euro 2,395 million referred of intangible fixed assets.
In fiscal 1999, depreciation and amortisation charges totalled Euro 6,018 million, of which Euro 4,393 million referred to tangible fixed assets and Euro 1,625 million referred to intangible fixed assets.
Amortisation of intangible assets (Euro 2,395 million) in particular included Euro 1,319 million in respect of consolidation goodwill arising from the acquisition of Telecom Italia (Euro 638 million in fiscal 1999) and Euro 1,022 million referred to amortisation provided for by the Telecom Italia Group.
The aggregate net increase in depreciation referred to tangible fixed assets of Euro 168 million is attributable to the inclusion of the Nortel Inversora Group in the consolidation area, partly compensated by the decreased depreciation of Telecom Italia S.p.A. (in particular arising from the decrease in assets and a review of the depreciation rates of the underwater network implemented in fiscal 2000).
Write-downs implemented in fiscal 2000 totalled Euro 543 million and included Euro 48 million relating to fixed assets and Euro 495 million in respect of receivables carried as current assets. In fiscal 1999 write-downs had totalled Euro 504 million.

12-13) Provisions for risks and Other provisions

In fiscal 2000, provisions for risks and the Other provisions totalled Euro 319 million (Euro 334 million in fiscal 1999) and comprised:

- Euro 158 million referring to provisions for contractual risks and risks relating to legal disputes involving the Telecom Italia Group
- Euro 98 million for charges arising from finance operations undertaken by Olivetti Finance N.V.

14) Other operational charges

These charges totalled Euro 930 million (Euro 1,057 million in fiscal 1999) and comprised:

(in millions of euro)	Year 2000	Year 1999	Changes
Duties for telecommunications activities	572	606	(34)
Loss on disposal of intangible and tangible fixed assets	52	124	(72)
Taxes other than on income and duties accrued in the year, including ICI (local tax on real estate)	145	152	(7)
Other charges	161	175	(14)
Total	**930**	**1.057**	**(127)**

1077

C) Financial income and charges

15) Income from equity investments

Income from equity investments totalled Euro 917 million (Euro 921 million in fiscal 1999) and comprised:

(in millions of euro)	Year 2000	Year 1999	Changes
Dividends and tax credits	686	835	(149)
Other income from equity investments	231	86	145
Total	**917**	**921**	**(4)**

Dividends received from companies in which an interest is held and the tax credits referred for Euro 141 million to the Telecom Italia Group and for Euro 545 million to other companies of the Olivetti Group (of which Euro 542 million referred to Olivetti S.p.A.).
We would mention that dividend income from subsidiary companies, as from the Financial Statements closed at 31 December 1999, are accounted in the financial period in which they accrue (and namely in the financial period in which the respective profits arise) and eliminated in the consolidation process; in addition, the relative tax credits, that will fall due at the time the dividends are collected, in compliance with the accrual criteria, are accounted under financial income for the financial period of accruing (Euro 524 million in fiscal 2000).
The other income from equity investments totalled Euro 231 million and comprised capital gains achieved by Telecom Italia by selling shares of listed companies classified as current assets totalling Euro 161 million.

16) Other financial income

Other financial income in fiscal 2000 totalled Euro 808 million (Euro 547 million in fiscal 1999) and comprised:

(in millions of euro)	Year 2000	Year 1999
Interest income and gains on fixed income securities	171	137
Interest income and commissions from:		
unconsolidated subsidiary companies	1	1
associated companies	25	17
banks	116	93
customers	15	12
Exchange rate gains	235	163
Other	245	124
Total	**808**	**547**

1078

17) Interest expense and other financial charges

Interest expenses and other financial charges totalled Euro 2,641 million (Euro 1,647 million in fiscal 1999) and comprised:

(in millions of euro)	Year 2000	Year 1999
Interest expenses and other charges on bonds	1,216	507
Exchange rate losses	216	193
Banks and other	1,209	947
Total	**2,641**	**1,647**

D) Value adjustments to financial assets

18) Revaluations

This item totalled Euro 280 million and referred to the positive adjustments to non-consolidated equity investments valued by adopting the equity method, which totalled Euro 276 million in fiscal 2000, and write-backs of the value of securities which totalled Euro 4 million.
This item totalled Euro 243 million in fiscal 1999.

19) Write-downs

This heading totalled Euro 1,486 million (Euro 843 million in fiscal 1999) and referred to write-downs of equity investments carried at cost following other than temporary impairment in value, write-downs of equity investments accounted for by adopting the equity methods and write-downs of securities following both other than temporary impairments in value (referred to securities carried as fixed assets) and to reflect the lower market value (referred to securities carried as current assets).
The heading also includes the amortisation charges of goodwill raised at the time the equity investments were purchased and valued by adopting the equity method; in fiscal 2000 these charges totalled Euro 453 million, compared with Euro 184 million in fiscal 1999 representing an increase of Euro 269 million, attributable for Euro 218 million to the equity investment in Seat P.G.

E) Extraordinary income and charges

20) Extraordinary income

Extraordinary income totalled Euro 1,705 million in fiscal 2000 (Euro 7,147 million in fiscal 1999), and comprised:

- Euro 1,408 million, from capital gains on disposals (Euro 7,000 in fiscal 1999, of which Euro 6,927 million from capital gains from the sale of OliMan Holding B.V. to Mannesmann);
- Euro 297 million from other income (Euro 147 million in fiscal 1999).

1079

Capital gains on disposals totalled Euro 1,408 million, and comprised:
• Euro 969 million deriving from the disposals plan of the Telecom Italia Group which referred in particular to the sale of Italtel (Euro 393 million) and Meie (Euro 232 million), and to the sale of the branch of business "Great Buildings" owned by Telecom Italia S.p.A. through the disposal of the 60% of IM.SER to third parties (Euro 312 million);
• Euro 174 million deriving from the disposal of other equity investments and intangible and tangible fixed assets and branches of business of the Telecom Italia Group;
• Euro 204 million from the sale of Telecom Italia shares on the Stock Market by Tecnost;
• Euro 37 million from the sale of the equity investment in ARM by OTM Investment B.V.;
• Euro 24 million from other sales.
The other income totalled Euro 297 million and comprised:
• Euro 47 million deriving from reduced tax charges payable by TIM which emerged at the time of the tax return compared with the amount provided for in the 1999 Financial Statements;
• Euro 22 million from insurance policy refunds receivable in reference to damages suffered following flooding which involved the plants owned by Olivetti Tecnost in the Ivrea area;
• Euro 22 million representing a contribution paid by Canon Inc. to wind-up the Olivetti Canon Industriale joint-venture with Olivetti Tecnost;
• Euro 206 million for other income of which Euro 189 million referred to the Telecom Italia Group.

21) Extraordinary charges

Extraordinary charges amounted overall to Euro 1,570 million (Euro 1,480 million in fiscal 1999) and included Euro 1,542 million attributable to the Telecom Italia Group, of which:
• Euro 492 million for reorganisation charges;
• Euro 419 million representing the amount provided by TIM to the technological upgrading provision and to the frequencies freeing provision;
• Euro 180 million for provisions associated with disposal operations of equity investments and the branch of business "Great Buildings" of the Telecom Italia Group;
The extraordinary charges of the other companies of the Group totalled Euro 28 million and included:
• Euro 10 million representing direct damages caused by the flooding which involved the plants owned by Olivetti Tecnost in the Ivrea area;
• Euro 18 million for other charges.

22) Income taxes of the period

Income taxes for fiscal 2000 totalled Euro 2,340 million, compared with Euro 3,207 million in fiscal 1999.

(in millions of euro)	Year 2000	Year 1999
Current taxes	2,079	3,605
Deferred (prepaid) taxes	261	(398)
Total	**2,340**	**3,207**

1080

Loss per share

Loss per share, determined in compliance with the International Accounting Standard (IAS) No. 33, in respect of fiscal 2000 was as follows:

Year 2000	Net loss (in millions of euro)	Number of shares	Loss per share (in euro)	Loss per share (in lire)
Loss for the year, wholly attributable to outstanding ordinary shares	(940)			
Average number of ordinary shares		6,912,350,085		
Primary loss per ordinary share			**(0.136)**	**(263)**

With regard to fiscal 2000, the fully diluted loss per ordinary share does not differ from the primary loss per share value since conversion of the 1999-2002 bonds, exercising of the 1998-2002 warrants and exercising of the warrants assigned to Managers in 1999 and 2000 generate anti-dilution effects which have not been taken into account.

Other information

1) Legal disputes

As at 31 December 2000, the Group was involved in legal disputes, according to the Group's legal advisers, the outcome of such disputes should not adversely affect the consolidated financial position.

2) Transactions with related parties

The operations transacted by consolidated companies of the Group Olivetti with related companies and entities all represent normal operations and were conducted according to market conditions or in compliance with specific laws. Obviously, dealings between companies directly or indirectly controlled by Olivetti and their respective directors are not taken into account in this section but are reported in the financial statements of the said subsidiaries (for example, the dealings between SEAT P.G. S.p.A., controlled by Telecom Italia S.p.A., and its Chief-Executive Officer).
However, the principle transactions undertaken with non-consolidated subsidiaries and associated companies are detailed below:

Main economic and financial items for the year 2000	Amounts in millions of euro	Description
Revenues from sales	882	They include principally revenues from Seat Pagine Gialle Group (euro 211 million), Teleleasing (euro 113 million), Stream (euro 102 million), Nortel Inversora Group (*) (euro 81 million), Lottomatica (euro 58 million) and Auna Group (euro 57 billion).
Consumption of materials and services	381	They refer principally to costs payable to Siemens Informatica (euro 80 million), Seat Pagine Gialle (euro 61 million) and Teleleasing (euro 59 million).
Miscellaneous income, net	19	They refer principally to recoveries of payroll costs for personnel moved temporarily to some foreign subsidiaries.
Financial income, net	54	They include dividends collected from the satellite consortium Eutelsat (euro 64 million) and interest income accrued on loans granted to some foreign investees, and interest payable to Teleleasing (euro 31 million) accrued on financial lease contracts.
Receivables classified as financial fixed assets	138	They include loans granted to BDT (euro 102 million) and other overseas group companies.
Trade receivables	307	Include amounts due from Telekom Srbija (euro 66 million), Auna Group (euro 48 million), Golden Lines International (euro 25 million), Stream (euro 23 million), Nortel Inversora Group (*) (euro 22 million), CSIA Consortium (euro 13 million) and Etec S.A. (euro 13 million).
Trade payables	718	They refer to supply agreements for investing and operating activities; they include amounts due to Italtel Group (euro 277 million), Entel Chile Group (euro 41 million), Siemens Informatica (euro 38 million), Telekom Srbija (euro 23 million), Teleleasing (euro 22 million), Golden Lines International (euro 17 million), Auna Group (euro 13 million), Etec S.A. (euro 11 million) and Telekom Austria Group (euro 10 million).
Medium/long-term financial payables	554	They refer to amounts due to Teleleasing in respect of financial lease contracts.
Short-term financial payables	108	They include amounts due to IM.SER (euro 81 million), and Italtel Group (euro 20 million).
Short-term financial receivables	175	They refer principally to amounts due from associated companies of Seat Pagine Gialle (euro 60 million), Stream (euro 55 million) and Telekom Srbija (euro 21 million).
Other assets	49	They refer principally to prepaid expenses for rentals paid to IM.SER (euro 46 million).
Other liabilities	118	They include mainly the amounts due to Astrolink (euro 95 million) for arrears of subscribed capital.
Contract work-in-progress	71	They refer to Telespazio work-in progress on jobs ordered by Astrolink.
Capital expenditure in tangible and intangible fixed assets	234	They refer principally to the purchases from Italtel (euro 184 million) and from Siemens Informatica (euro 32 million).

(*) The Nortel Inversora Group is consolidated on a proportional basis

1082

3) Considerations payable to the Parent Company Directors and fees payable to the Statutory Auditors

The considerations payable to Parent Company Directors and the fees payable to Statutory Auditors for fiscal 2000 in respect of such services provided to companies included in the consolidation area, totalled Euro 6,041,415 and Euro 255,388, respectively.

4) Exhibits

The following exhibits are enclosed to provide a clearer and more complete representation of the consolidated financial position as at 31 December 2000 and of the consolidated result for fiscal 2000:
a) statement of changes in consolidated financial position;
b) statement of changes in the consolidated shareholders' equity;
c) reclassified consolidated income statement;
d) list of companies included in the consolidated Financial Statements as at 31 December 2000 and of the equity investments, pursuant to articles 38 and 39 of Legislative Decree No. 127/1991.

Olivetti Group

Statement of Changes in Consolidated Financial Position

(in millions of euro)	Year 2000	Year 1999
A. Short term net financial resources (indebtedness) at the beginning of the year	**(3,117)**	**747**
B. Cash flow from operating activities		
Net income for the year (including minority interests)	1,001	6,084
Depreciation and amortization	6,956	3,298
(Gains) or losses from disposal of fixed assets	(1,353)	(6,931)
Writedowns of fixed assets, net	1,148	414
Net change in operating working capital	(920)	(670)
Net change in reserve for severance indemnities	177	(2)
Changes in the consolidation area, exchange differences and other changes	1,792	3,455
	8,801	**5,648**
C. Acquisition of Telecom Italia		
Portion of net assets attributable to the Group	-	(5,966)
Short-term net financial indebtedness at 30 June 1999	-	(1,305)
	-	**(7,271)**
D. Cash flow from investing activities		
Fixed assets:		
- intangible	(13,255)	(27,628)
- tangible	(3,976)	(2,405)
- financial	(3,124)	(718)
Proceeds (or reimbursement value) from fixed assets	4,937	7,824
	(15,418)	**(22,927)**
E. Cash flow from financing activities		
New loans	2,675	18,206
Capital increase	15	3,228
Grants related to assets	27	6
Early repayments of debt and transfer of current portion of long-term debt to short-term liabilities	(2,860)	(754)
	(143)	**20,686**
F. Distribution of dividends	**(165)**	
G. Cash flow of the year (B+C+D+E+F)	**(6,925)**	**(3,864)**
H. Short-term net financial indebtedness at the end of the year (A+G)	**(10,042)**	**(3,117)**

1084

Olivetti Group
Statement of Changes in Consolidated Shareholders' Equity

(in millions of euro)	Share capital	Parent Company share capital increases to be registered	Parent Company additional paid-in capital	Parent Company additional paid-in capital in respect of share capital increases to be registered
Balance as of 31 December 1998	**1,505**	**22**	**14**	**9**
Allocation of 1998 net income				
Share capital increases:				
Resolution of the Board of Directors on 7 April 1999 in accordance with the powers granted by the Extraordinary Shareholders' Meeting held on the same date	774		2,243	
Conversion of "Olivetti 1998-2002" bonds	43	(3)		
Conversion "Olivetti 1993-1999" bonds	19	(19)	10	(10)
Exercise of "Common shares Olivetti 1998-2002 warrants"	140			
Resolution of the Board of Directors on 18 February 1998 in accordance with the powers granted by the Extraordinary Shareholders' Meeting held on 29 April 1993	6			
Resolution of the Board of Directors on 8 June 1999 in accordance with the powers granted by the Extraordinary Shareholders' Meeting on 7 April 1999		11		15
Other changes				
Result of the year 1999				
Balance as of 31 December 1999	**2,487**	**11**	**2,267**	**14**
Allocation of 1999 net income				
Distribution of dividends				
Share capital increases:				
Conversion of "Olivetti 1998-2002 bonds"	25			
Exercise of "Common shares Olivetti 1998-2002 warrants"	15			
Resolution of the Board of Directors on 9 June 1999 in accordance with the powers granted by the Extraordinary Shareholders' Meeting on 7 April 1999	11	(11)	14	(14)
Free share-capital increase from Lire 1,000 to Lire 1,936.27 per share using available reserves with consequent re-denomination of share capital in Euro	2,377		(2,281)	
Share capital increase reserved in exchange for Tecnost shares owned by minority shareholders		1,999		
Reserve for surplus emerging from the exchange of new shares with minority interests acquired				
Use of reserve for surplus emerging from the exchange of new shares with minority interests acquired and other			3,196	
Reserve for Parent Company shares owned by controlled companies				
Conversion of T.I.M. savings shares				
Other changes				
Result of the year 2000				
Balance as of 31 December 2000	**4,915**	**1,999**	**3,196**	**-**

1085

Parent Company revaluation reserves	Parent Company legal reserve	Parent Company reserve for treasury stock	Other reserves of the Parent Company	Reserve for Parent Company shares held by subsidiary companies	Sundry reserves, retained earnings and accumulated losses	Group net result of the year	Total
–	**–**	**2**	**–**	**–**	**(419)**	**128**	**1,261**
					128	(128)	
							3,017
							40
							140
							6
							26
					120		120
						4,939	4,939
–	**–**	**2**	**–**	**–**	**(171)**	**4,939**	**9,549**
	520		1,987		2,267	(4,774)	
						(165)	(165)
							25
							15
			(96)				
							1,999
					2,580		2,580
1	357		184		(3,738)		
				391	(391)		
					641		641
					152		152
						(940)	(940)
1	**877**	**2**	**2,075**	**391**	**1,340**	**(940)**	**13,856**

Olivetti Group
Reclassified Consolidated Income Statement

(in millions of euro)	Year 2000	%	Year 1999	%
Net revenues	30,116	100.0	28,207	100.0
Operating costs:				
Labour	(5,219)	(17.3)	(5,194)	(18.4)
Materials and services	(11,745)	(39.0)	(10,843)	(38.4)
Grants	21	0.1	22	0.1
Depreciation of tangible assets	(4,561)	(15.1)	(4,393)	(15.6)
Amortization of intangible assets				
Consolidation goodwill	(1,413)	(4.7)	(698)	(2.5)
Others	(982)	(3.3)	(927)	(3.3)
Provisions for writedowns and for risks and charges	(855)	(2.9)	(653)	(2.3)
Other income, net	9	-	79	0.3
Result before non recurring income and charges, interest and taxes	**5,371**	**17.8**	**5,600**	**19.9**
Non recurring income				
Gains on disposals and other non recurring income (*)	1,705	5.7	7,149	25.3
Non recurring costs				
Tender Offer costs			(740)	(2.6)
Losses on disposals and other non recurring charges (*)	(1,613)	(5.4)	(1,028)	(3.6)
EBIT	**5,463**	**18.1**	**10,981**	**39.0**
Net income from equity investments	915	3.0	921	3.3
Other financial charges, net	(1,831)	(6.0)	(1,100)	(3.9)
Value adjustments to financial assets	(1,206)	(4.0)	(600)	(2.2)
Earnings before taxes and minority interests	**3,341**	**11.1**	**10,202**	**36.2**
Taxes	(2,340)	(7.8)	(3,207)	(11.4)
Telecom Italia Group pre-acquisition result			(911)	(3.2)
Minority interests	(1,941)	(6.4)	(1,145)	(4.1)
Net result for the year	**(940)**	**(3.1)**	**4,939**	**17.5**

(*) The amounts concerning the Telecom Italia Group in the consolidated accounts of the group itself have been classified as extraordinary items.

1087

List of companies included in the consolidated financial statements as of 31 December 2000 and equity investments, pursuant to articles 38 and 39, Italian Legislative Decree n. 127/1991

Equity investments as of 31 December 2000				Direct investors as of 31 December 2000	
Company name	Registered office	Currency	Share capital	%	Company name
COMPANIES CONSOLIDATED ON A LINE-BY-LINE BASIS					
Parent Company					
Olivetti S.p.A.		Eur	4,914,694,381		
Finance Companies					
Olivetti Finance N.V. (ex Tecnost International N.V.)	Netherlands	Eur	46,928,373	100.00	Olivetti S.p.A.
Olivetti Finanziaria Industriale S.p.A.	Italy	Eur	35,000,000	100.00	Olivetti S.p.A.
Olivetti Holding B.V.	Netherlands	Eur	15,882,754	100.00	Olivetti Holding N.V.
Olivetti Holding N.V.	Neth. Antilles	$ USA	50,000	100.00	Olivetti International S.A.
Olivetti International (Service) S.A.	Switzerland	Fsv	50,000	100.00	Olivetti International S.A.
Olivetti International N.V.	Neth. Antilles	Eur	3,000,000	100.00	Olivetti International S.A.
Olivetti International S.A.	Luxembourg	Eur	500,000,000	100.00	Olivetti S.p.A.
Olivetti Rap S.A.	Spain	Pts	10,602,300,000	90.00	Olivetti Holding B.V.
				10.00	Olivetti International S.A.
Olivetti Systems & Services UK Ltd.	Great Britain	Lgs	47,180,759	100.00	Olivetti Holding B.V.
Olivetti Telemedia Investment B.V.	Netherlands	Eur	24,957,900	100.00	Olivetti Holding B.V.
Redgate Olivetti Communications B.V.	Netherlands	Hfl	100,000	81.00	Olivetti Telemedia Investment B.V.
Risk Management S.A.	Panama	$ USA	100,000	100.00	Olivetti International S.A.
Technoproduzioni S.p.A. (ex Olteco Fin. S.p.A.)	Italy	Lit	50,000,000,000	100.00	Olivetti S.p.A.
Tecnost International Finance N.V.	Neth. Antilles	Eur	3,000,000	100.00	Olivetti Finance N.V.
Real Estate and Services Companies					
E.S.T. - Erogazione Servizi e Tecnologie - S.p.A.	Italy	Lit	3,100,000,000	99.36	Olivetti Multiservices S.p.A.
O&B Costruzioni Generali S.r.l.	Italy	Eur	100,000	50.10	Olivetti Multiservices S.p.A.
Olivetti Multiservices S.p.A.	Italy	Lit	331,319,000,000	100.00	Olivetti S.p.A.
Olivetti Servizi Amministrativi S.r.l.	Italy	Eur	90,000	100.00	Olivetti Finanziaria Industriale S.p.A.
Olivetti Systems Technology Corporation	Japan	Yen	100,000,000	100.00	Olivetti International S.A.
Oms Holding B.V.	Netherlands	Eur	20,000	100.00	Olivetti Multiservices S.p.A.
Ruf Gestion S.a.s.	France	Ff	1,747,000	100.00	Oms Holding B.V.
Olivetti Tecnost Group (ex Olivetti Lexikon)					
Consorzio Mael	Italy	Lit	100,000,000	60.00	Tecnost Sistemi S.p.A.
				40.00	Tiemme Sistemi S.r.l.
Domustech S.p.A.	Italy	Lit	15,000,000,000	70.00	Olivetti Tecnost S.p.A.
GoToWeb S.p.A.	Italy	Eur	10,000,000	80.00	Olivetti Tecnost S.p.A.
				20.00	Webegg S.p.A.
Jetech S.p.A.	Italy	Eur	1,500,000	51.00	Olivetti Tecnost S.p.A.
Multidata S/A Eletronica Industria e Comercio	Brazil	Real	5,583,350	100.00	Olivetti do Brasil S.A.
Olivetti de Chile S.A.	Chile	Pcl	2,236,200,350	0.31	Olivetti Latin America Trading Ass. S.A.
				99.69	Olivetti Tecnost International B.V.
Olivetti Argentina S.A.C.E.I.	Argentina	PSA	7,590,000	100.00	Olivetti Tecnost International B.V.
Olivetti Colombiana S.A.	Columbia	Pcs	3,079,878,100	9.47	Olivetti Latin America Trading Ass. S.A.
				90.53	Olivetti Tecnost International B.V.
Olivetti da Amazonia Ind. e Com.	Brazil	Real	361,000	99.72	Olivetti do Brasil S.A.
				0.28	Olivetti Sistema e Servicos Limitadas
Olivetti de Puerto Rico, Inc.	Porto Rico	$ USA	1,000	100.00	Olivetti Tecnost International B.V.
Olivetti de Venezuela C.A.	Venezuela	Bol	150,000,000	100.00	Olivetti Internacional Caracas C.A.
Olivetti do Brasil S.A.	Brazil	Real	111,660,625	10.38	Olivetti de Chile S.A.
				2.00	Olivetti Argentina S.A.C.E.I.
				84.26	Olivetti Tecnost International B.V.
				3.36	Olivetti Mexicana S.A.
Olivetti I-Jet S.p.A.	Italy	Lit	64,700,000,000	93.13	Olivetti Tecnost S.p.A.
Olivetti Internacional Caracas C.A.	Venezuela	Bol	150,000,000	100.00	Olivetti Tecnost International B.V.

1088

Equity investments as of 31 December 2000				Direct investors as of 31 December 2000	
Company name	Registered office	Currency	Share capital	%	Company name
Olivetti Latin America Trading Associates S.A.	Panama	$ USA	10,000	100.00	Olivetti Tecnost International B.V.
Olivetti Lexikon (H.K.) Ltd.	Hong Kong	$HK	100,000	100.00	Olivetti Tecnost International B.V.
Olivetti Lexikon Africa (Pty) Ltd.	South Africa	Rand	600	100.00	Olivetti Tecnost International B.V.
Olivetti Lexikon Austria Ges.M.B.H	Austria	Ash	500,000	100.00	Olivetti Tecnost International B.V.
Olivetti Lexikon Benelux S.A.	Belgium	FB	320,000,000	100.00	Olivetti Tecnost International B.V.
Olivetti Lexikon Deutschland Gmbh	Germany	DM	50,000,000	100.00	Olivetti Tecnost International B.V.
Olivetti Lexikon España S.A.	Spain	Pts	204,544,000	99.99	Olivetti Tecnost International B.V.
Olivetti Lexikon France S.A.	France	Ff	14,500,000	100.00	Olivetti Tecnost International B.V.
Olivetti Lexikon Mexicana S.A. de C.V.	Mexico	Psm	113,004,180	100.00	Olivetti Mexicana S.A.
Olivetti Lexikon Nederland B.V.	Netherlands	Hfl	40,000	100.00	Olivetti Lexikon Benelux S.A.
Olivetti Lexikon Nordic AB	Sweden	Ks	10,100,000	100.00	Olivetti Tecnost International B.V.
Olivetti Lexikon Portugal S.A.	Portugal	Esp	55,000,000	95.00	Olivetti Tecnost International B.V.
Olivetti Lexikon UK Ltd.	Great Britain	Lgs	6,295,712	100.00	Olivetti Tecnost International B.V.
Olivetti Mexicana S.A.	Mexico	Psm	160,563,863	0.01	Olivetti Latin America Trading Ass. S.A.
				99.99	Olivetti Tecnost International B.V.
Olivetti Office USA Inc.	U.S.A.	$ USA	1,176	100.00	Olivetti Tecnost International B.V.
Olivetti Peruana S.A.	Peru	Sol	4,484,509	0.33	Olivetti Latin America Trading Ass. S.A.
				99.67	Olivetti Tecnost International B.V.
Olivetti Sistema e Serviços Limitadas	Brazil	Real	410,000	0.02	Olivetti da Amazonia Ind. e Com.
				99.98	Olivetti do Brasil S.A.
Olivetti Tecnost International B.V. (ex Olivetti Lexikon International B.V.)	Netherlands	Eur	5,024,706	100.00	Olivetti Tecnost S.p.A.
Olivetti Tecnost S.p.A. (ex Olivetti Lexikon S.p.A.)	Italy	Eur	272,114,225	100.00	Olivetti S.p.A.
Olivetti-Canon Industriale S.p.A.	Italy	Lit	9,800,000,000	50.01	Olivetti Tecnost S.p.A.
Oliweb S.p.A.	Italy	Eur	3,000,000	100.00	Olivetti Tecnost S.p.A.
Tecnost France S.A.	France	Ff	2,200,000	99.97	Tecnost Sistemi S.p.A.
Tecnost Sistemi S.p.A.	Italy	Eur	93,600,000	100.00	Olivetti Tecnost S.p.A.
Tecnost Systemelektronic Gmbh	Germany	DM	500,000	100.00	Tecnost Sistemi S.p.A.
Tecnost U.K. Ltd.	Great Britain	Lgs	100,000	100.00	Tecnost Sistemi S.p.A.
Thema S.p.A.	Italy	Lit	2,613,636,000	100.00	Tecnost Sistemi S.p.A.
Tiemme Sistemi S.r.l.	Italy	Lit	2,000,000,000	100.00	Tecnost Sistemi S.p.A.
Tiesse S.c.p.a.	Italy	Lit	200,000,000	31.00	Tecnost Sistemi S.p.A.
				12.00	Thema S.p.A.
				19.00	Tiemme Sistemi S.r.l.

Webegg Group

Company name	Registered office	Currency	Share capital	%	Company name
@live S.p.A.	Italy	Eur	100,000	45.00	Performer S.p.A.
				10.00	Webegg S.p.A.
Performer S.p.A.	Italy	Eur	100,000	100.00	Webegg S.p.A.
Telemedia Applicazioni S.p.A.	Italy	Lit	3,000,000,000	100.00	Webegg S.p.A.
Webegg S.p.A. (**)	Italy	Eur	33,107,162	50.00	Olivetti S.p.A.

Telecom Italia Group

Company name	Registered office	Currency	Share capital	%	Company name
Telecom Italia S.p.A. (*)	Italy	Lit	7,426,157,226,000	38.38 (*)	Olivetti S.p.A.
Finsiel S.p.A. - Consulenza e Applicazioni Informatiche (**)	Italy	Lit	116,132,400,000	1.58	Olivetti S.p.A.

EQUITY INVESTMENTS IN SUBSIDIARY AND ASSOCIATED COMPANIES

Subsidiary Companies

Company name	Registered office	Currency	Share capital	%	Company name
P.I.T. S.c.r.l.	Italy	Lit	50,000,000	100.00	E.S.T. - Erogazione Servizi e Tec. - S.p.A.

Associated Companies

Company name	Registered office	Currency	Share capital	%	Company name
Domino S.r.l.	Italy	Eur	29,120	35.00	Webegg S.p.A.
E@rchimede S.p.A.	Italy	Lit	250,000,000	20.00	Webegg S.p.A.
Garage S.r.l.	Italy	Lit	95,000,000	35.00	Webegg S.p.A.

1089

Equity investments as of 31 December 2000				Direct investors as of 31 December 2000	
Company name	Registered office	Currency	Share capital	%	Company name
OTHER EQUITY INVESTMENTS IN SUBSIDIARY AND ASSOCIATED COMPANIES					
Subsidiary Companies					
Armadora de Tepeaca S.A.	Mexico	Psm	2,000	52.00	Olivetti Mexicana S.A.
Diaspron do Brasil S.A.	Brazil	Real	5,135,417	100.00	Olivetti Tecnost International B.V.
Ensambladora Tlaxcalteca S.A.	Mexico	Psm	2,000	99.98	Olivetti Lexikon Mexicana S.A. de C.V.
				0.02	Olivetti Mexicana S.A.
Iepro-Industria Electronica de Productos de Oficina S.A.	Mexico	Psm	120,003	5.00	Olivetti Tecnost International B.V.
				95.00	Olivetti Mexicana S.A.
Servicio de Informatica de Oficina S.A.	Mexico	Psm	4,000	98.00	Olivetti Mexicana S.A.
Associated Companies					
Baltea S.r.l.	Italy	Eur	2,220,000	49.00	Olivetti Tecnost S.p.A.
In.Va. S.p.A.	Italy	Lit	1,000,000,000	40.00	Olivetti S.p.A.
International Information Services	Russia	Rub	1,000,000	50.00	Olivetti Holding B.V.
Istituto R.T.M. S.p.A.	Italy	Lit	3,577,000,000	36.34	Olivetti S.p.A.
Lottomatica S.p.A. (**)	Italy	Eur	63,335,000	19.50	Olivetti S.p.A.
Olivetti-Energodata D.O.O.	Serbia	Din	12,221,691	50.00	Olivetti Holding B.V.
Performer & Deg, S.L.	Spain	Eur	3,006	50.00	Performer S.p.A.
Top Service S.p.A.	Italy	Lit	1,000,000,000	40.00	Olivetti Tecnost S.p.A.
Yminds S.A.	Switzerland	Fsv	100,000	23.60	Olivetti I-Jet S.p.A.
Consortia Associated Companies					
Consorzio per il Distretto Tecnologico del Canavese	Italy	Lit	861,000,000	26.13	Olivetti S.p.A.
Consorzio Se.Tel.Sud	Italy	Lit	9,000,000	33.33	Olivetti S.p.A.
EQUITY INVESTMENTS IN OTHER COMPANIES					
Autotote Corp.	USA	$ USA	1,496,593	0.60	Olivetti International S.A.
Azienda Esercizio Gas S.c.r.l.	Italy	Lit	1,599,260,000	0.24	Olivetti S.p.A.
Bioindustry Park del Canavese S.p.A.	Italy	Eur	5,651,891	0.90	Olivetti S.p.A.
Cirsa Business Corporation S.A.	Spain	Eur	24,077,424	4.98	Olivetti Rap S.A.
Cisi Campania S.p.A.	Italy	Lit	5,000,000,000	8.00	E.S.T. - Erogazione Servizi e Tec. - S.p.A.
Docunet Inc.	USA	$ USA	15,851,731	0.60	Olivetti Holding N.V.
Eurofly Service S.p.A.	Italy	Lit	2,375,000,000	16.33	Olivetti S.p.A.
Fin.Priv., S.r.l.	Italy	Lit	20,000,000	12.50	Olivetti S.p.A.
Flextel S.p.A.	Italy	Lit	3,998,877,000	13.33	Olivetti Tecnost S.p.A.
Fornara- Società Finanziaria e di Partecipazioni S.p.A.	Italy	Lit	102,736,950,000	N.S.	Olivetti Finanziaria Industriale S.p.A.
Funivie del Piccolo S. Bernardo S.p.A.	Italy	Lit	7,370,734,000	0.01	Olivetti S.p.A.
Internet Pro Video Ltd	Great Britain	Lgs	262,598	12.69	Olivetti Telemedia Investment B.V.
Istud Istituto Studi Direzionali S.p.A.	Italy	Lit	2,200,000,000	0.68	Olivetti S.p.A.
Localport S.p.A.	Italy	Lit	810,000,000	18.52	Olivetti Tecnost S.p.A.
Mediobanca S.p.A.	Italy	Lit	642,163,615,000	2.00	Olivetti S.p.A.
Monterosa S.P.A	Italy	Lit	35,619,103,000	0.12	Olivetti S.p.A.
Nomisma S.p.A.	Italy	Lit	8,100,000,000	0.08	Olivetti Finanziaria Industriale S.p.A.
Parfin S.p.A.	Italy	Lit	120,000,000,000	0.41	Olivetti S.p.A.
Penta Service S.p.A.	Italy	Lit	1,000,000,000	5.00	Olivetti Tecnost S.p.A.
Piedmont International S.A.	Luxembourg	$ USA	9,192,500	11.92	Olivetti International S.A.
Pila S.p.A.	Italy	Lit	9,850,000,000	0.15	Olivetti S.p.A.
Revisione S.r.l.	Italy	Lit	60,000,000	5.00	Olivetti Finanziaria Industriale S.p.A.
S.A.G.I.T., S.p.A.	Italy	Lit	2,104,455,000	0.20	Olivetti S.p.A.
S.F.C. - Sistemi Informativi Confindustria - S.c.p.a.	Italy	Lit	285,000,000	0.35	E.S.T. - Erogazione Servizi e Tec. - S.p.A.
Spa Ricerche ed Education S.r.l.	Italy	Lit	1,500,000,000	4.00	Olivetti Finanziaria Industriale S.p.A.

1090

Equity investments as of 31 December 2000				Direct investors as of 31 December 2000	
Company name	Registered office	Currency	Share capital	%	Company name
System Union Group Plc.	Great Britain	Lgs	4,880,000	0.09	Olivetti Holding B.V.
Virata Corporation	USA	$ USA	62,902	5.56	Olivetti International S.A.
X/Open Inc.	Great Britain	Lgs	11	9.09	Olivetti S.p.A.
Consortia					
Corep - Consorzio per la Ricerca e l'Educazione Permanente	Italy	Lit	1,306,743,532	11.48	Olivetti S.p.A.

Notes: - This statement does not include companies in winding-up, dormant companies and those companies intended to be disposed of to third parties.
- Percentages of ownership do not consider securities classified as current assets (in particular the share of 0.54% of Telecom Italia S.p.A. held by Olivetti Finance N.V.).

(*) Equity investments held by Telecom Italia S.p.A. are listed in the following pages, as shown in the exibits of Telecom Italia itself's Annual Report.

(**) *Equity investments held also by Telecom Italia Group companies.*

(°) Companies whose share percentage computed on voting rights is different from that computed on ownership.

In the following pages subsidiary and associated companies of the Telecom Italia Group are listed in the format of the Exhibit to the "2000 Annual Report" of the Telecom Italia Group itself.

Telecom Italia Group

List of subsidiary and associated companies
(Exhibit to the Telecom Italia Group Consolidated Financial Statements as of 31 December 2000)

Legend: A) Financial statements consolidated for entire year;
B) Balance sheet only consolidated;
C) Statement of income only consolidated.

LIST OF COMPANIES CONSOLIDATED ON A LINE-BY-LINE BASIS

Name (type of business)	Head office		Share capital	%	held by	% held by Telecom Italia Group
Wireline Telecommunications - Italy						
A TELECOM ITALIA S.p.A. (wireline telecommunications)	Turin (Italy)	ITL	7,426,157,226,000	54.95	OLIVETTI	
Mobile Telecommunications - Italy						
A TELECOM ITALIA MOBILE S.p.A. (mobile telecommunications)	Turin (Italy)	EUR	513,942,973	55.68	TELECOM ITALIA	54.82
Satellite Telecommunications						
A TELESPAZIO S.p.A. (satellite telecommunications services)	Rome (Italy)	ITL	184,000,000,000	100.00	TELECOM ITALIA	100.00
A - COM.STAR S.r.l. (cabling systems)	Rome (Italy)	ITL	2,000,000,000	100.00	TELESPAZIO	100.00
A - CTM - Centro di Telerilevamento Mediterraneo S.c.p.A. (research)	Palermo (Italy)	ITL	1,839,000,000	51.00	TELESPAZIO	51.00
A - DAMOS SUDAMERICA S.A. (supply of Orbcomm satellite services)	Rio de Janeiro (Brazil)	BRL	19,520,000	77.87 4.01	TELESPAZIO ENTEL CHILE	77.87
A - EURIMAGE S.p.A. (distribution and sale of remote sensing data)	Rome (Italy)	ITL	8,600,000,000	51.00	TELESPAZIO	51.00
A - EUROPEAN COMPANY FOR MOBILE COMMUNICATION SERVICES B.V. (marketing of Orbcomm satellite services in European Area)	Amsterdam (Holland)	EUR	15,463,572	69.44	TELESPAZIO	69.44
A - EUROPEAN COMPANY FOR MOBILE COMMUNICATION OPERATIONS B.V. (mobile telephony services)	Amsterdam (Holland)	EUR	45,500	100.00	EUROPEAN COMPANY FOR MOBILE COMM. SERV.	69.44
A - TELEO S.p.A. (distribution of products and services for satellite mobile communications)	Rome (Italy)	ITL	6,100,000,000	100.00	TELESPAZIO	100.00
A - TELESPAZIO LUXEMBOURG S.A. (holding company)	Luxembourg	USD	156,946,730	100.00	TELESPAZIO	100.00
A - TELESPAZIO IRELAND Ltd (holding company)	Dublin (Ireland)	USD	1,000,000	100.00	TELESPAZIO LUXEMBOURG	100.00
A IRIDIUM ITALIA S.p.A. (satellite-based mobile services)	Rome (Italy)	ITL	5,000,000,000	30.00 35.00 35.00	TELECOM ITALIA TELECOM ITALIA MOBILE TELESPAZIO	84.19
International Telecommunications						
International Wireline Telecommunications						
A ELETTRA TLC S.p.A. (installation and maintenance of submarine cable systems)	Rome (Italy)	ITL	20,000,000,000	100.00	TELECOM ITALIA	100.00
A STET INTERNATIONAL NETHERLANDS N.V. (holding company)	Amsterdam (Holland)	NLG	3,562,960,500	100.00	TELECOM ITALIA	100.00
A - BBNED N.V. (formerly Bbnet) (telecommunications services)	Amsterdam (Holland)	EUR	12,000,000	100.00	STET INTERNATIONAL NETHERLANDS	100.00
A - 9 TELECOM RESEAU S.A.S. (telecommunications services)	Boulogne Billancourt (France)	FRF	2,833,276,800	92.82 1.17	STET INTERNATIONAL NETHERLANDS TMI TELEMEDIA INT. Ltd	93.99
B - JET MULTIMEDIA S.A. (internet hosting)	Paris (France)	EUR	10,133,483	94.50 1.00	9TELECOM RESEAU SOFTE	89.82
B - OMEGA S.a.r.l. (intergroup services)	Lyon (France)	FRF	500,000	100.00	JET MULTIMEDIA	89.82
B - JET MEDIA S.A. (advertising on TV, radio and press)	Lyon (France)	FRF	250,000	99.76 0.04 0.20	JET MULTIMEDIA OMEGA Nominees	89.60

1094

Legend: A) Financial statements consolidated for entire year;
B) Balance sheet only consolidated;
C) Statement of income only consolidated.

(continued) List of companies consolidated on a line-by-line basis

	Name (type of business)	Head office		Share capital	%	held by	% held by Telecom Italia Group
B	- PUBLICLAIR S.A. (advertising services for magazines)	Paris (France)	FRF	250,000	98.80 0.20 1.00	JET MEDIA OMEGA Nominees	88.76
B	- LE SERVEUR JUDICIAIRE S.A. (realization data bank)	Lyon (France)	FRF	3,250,000	99.91 0.09	JET MULTIMEDIA Nominees	89.74
B	- JET MULTIMEDIA INTERACTIVE S.A. (e-commerce and Web management)	Nanterre (France)	EUR	1,000,000	99.98 0.02	JET MULTIMEDIA Nominees	89.80
B	- DIS WEBSIZING S.a.r.l. (Web agency)	Nanterre (France)	FRF	50,000	100.00	JET MULTIMEDIA INTERACTIVE	89.80
B	- DE VIRIS COMMUNICATION S.A. (consulting for internet technologies)	Rueil Malmaison (France)	EUR	80,000	99.95 0.05	JET MULTIMEDIA Nominees	89.78
B	- JET VENTURE S.A. (financing and development of Internet services)	Paris (France)	EUR	8,000,000	99.87 0.12	JET MULTIMEDIA OMEGA	89.82
B	- JET MULTIMEDIA HOSTING S.A. (design, development and maintenance of Web and Audiotel, Minitel services)	Lyon (France)	FRF	21,736,000	99.99 0.01	JET MULTIMEDIA Nominees	89.82
B	- JET MULTIMEDIA S.r.l. (internet services)	Milan (Italy)	EUR	20,000	100.00	JET MULTIMEDIA HOSTING	89.82
B	- METAPHORA S.A. (consulting for management of information systems)	Tolouse (France)	FRF	3,080,000	46.50 13.80	JET MULTIMEDIA HOSTING JET VENTURE	54.15
B	- IB TELEMATIC S.A. (Minitel services)	Paris (France)	FRF	2,151,400	99.97 0.03	JET MULTIMEDIA HOSTING Nominees	89.79
B	- ICOR S.A. (Internet, Extranet and Intranet for tourism)	Chambery (France)	FRF	600,000	99.87 0.02 0.11	JET MULTIMEDIA HOSTING OMEGA Nominees	89.70
B	- VILLAGES TOURS S.a.r.l. (travel agency and website for tourism)	Lyon (France)	FRF	260,000	100.00	ICOR	89.82
B	- TRAVEL MANIA S.a.r.l. (travel agency and website for tourism)	Lyon (France)	FRF	2,000,000	97.00	VILLAGES TOURS	87.13
B	- EUROPE EXPLORER S.A. (internet services)	Lyon (France)	EUR	5,555,544	90.00	9TELECOM RESEAU	84.60
B	- BELGIUM EXPLORER S.A. (internet services)	Bruxelles (Belgium)	EUR	62,000	100.00	EUROPE EXPLORER	84.60
B	- FRANCE EXPLORER S.A. (internet services)	Lyon (France)	FRF	10,050,000	99.90	EUROPE EXPLORER	84.52
B	- HOLLAND EXPLORER B.V. (internet services)	Amsterdam (Holland)	EUR	20,000	100.00	EUROPE EXPLORER	84.60
B	- IBER EXPLORER S.A. (internet services)	Barcelona (Spain)	ESP	10,000,000	99.99 0.01	EUROPE EXPLORER JET MULTIMEDIA	84.60
B	- INFOCONCERT S.A. (website for shows and concerts)	Lyon (France)	FRF	450,800	64.73	EUROPE EXPLORER	54.76
B	- ITALIA EXPLORER S.r.l. (internet services)	Milan (Italy)	EUR	11,000	100.00	EUROPE EXPLORER	84.60
B	- PORTUGAL EXPLORER S.A. (internet services)	Lisbon (Portugal)	EUR	11,000	100.00	EUROPE EXPLORER	84.60
B	- SWISS EXPLORER S.A.R.L. (internet services)	Lousanne (Switzerland)	CHF	20,000	100.00	EUROPE EXPLORER	84.60
B	- MAGEOS S.A.S (internet services)	Boulogne Billancourt (France)	EUR	40,001,505	100.00	9TELECOM RESEAU	93.99
A	- ICH – International Communication Holding N.V. (holding company)	Amsterdam (Holland)	NLG	100,000	100.00	STET INTERNATIONAL NETHERLANDS	100.00

1095

Legend: A) Financial statements consolidated for entire year;
B) Balance sheet only consolidated;
C) Statement of income only consolidated.

(continued) List of companies consolidated on a line-by-line basis

	Name (type of business)	Head office		Share capital	%	held by	% held by Telecom Italia Group
A	- ETI Euro Telecom International N.V. (holding company)	Amsterdam (Holland)	NLG	100,100	100.00	ICH	100.00
A	- ENTEL Empresa Nacional de Telecomunicaciones S.A. (domestic and international long distance telephone services)	La Paz (Bolivia)	BOB	1,280,898,800	50.00	ETI	50.00
A	- DATACOM S.A. (data transmission services)	La Paz (Bolivia)	BOB	21,746,600	100.00	ENTEL BOLIVIA	50.00
A	- INDIAN TELECOMMUNICATION HOLDING B.V. (holding company)	Amsterdam (Holland)	NLG	303,000	100.00	STET INTERNATIONAL NETHERLANDS	100.00
A	- INTELCOM SAN MARINO S.p.A. (telecommunications services in San Marino)	Republic of San Marino	ITL	3,000,000,000	70.00	STET INTERNATIONAL NETHERLANDS	70.00
A	GOLDEN NETHERLANDS N.V. (holding company)	Amsterdam (Holland)	NLG	486,400	39.06 60.94	TELECOM ITALIA STET INTERNATIONAL NETHERLANDS	100.00
A	- MEDITERRANEAN NAUTILUS Ltd (installation and maintenance of submarine cable systems)	Dublin (Ireland)	USD	100,000	51.00	STET INTERNATIONAL NETHERLANDS	51.00
A	- TELECOM ITALIA DE ESPANA S.A. (formerly Intelectus Business Comunication Espana) (telecommunications services)	Madrid (Spain)	ESP	350,000,000	100.00	STET INTERNATIONAL NETHERLANDS	100.00
A	MED-1 SUBMARINE CABLES Ltd (construction and maintenance of submarine cable Lev)	Ramat Gan (Israel)	ILS	100,000	23.17 27.83	TELECOM ITALIA STET INTERNATIONAL NETHERLANDS	51.00
A	- MED-1 IC-1(1999) Ltd (installation and maintenance of submarine cable IC1)	Tel Aviv (Israel)	ILS	1,000	99.99 0.01	MED-1 Ltd MED-1 ITALY	51.00
A	- MED-1 NETHERLANDS B.V. (holding company)	Amsterdam (Holland)	NLG	40,000	100.00	MED-1 Ltd	51.00
A	- MED-1 ITALY S.r.l. (installation and maintenance submarine cable systems in Italian seas)	Rome (Italy)	ITL	1,062,000,000	100.00	MED-1 NETHERLANDS B.V.	51.00
A	LATIN AMERICAN NAUTILUS S.A. (holding company)	Luxembourg	USD	60,000,000	70.00 10.00 10.00 10.00	TELECOM ITALIA ENTEL BOLIVIA ENTEL CHILE TELECOM ARGENTINA	76.40
A	- LATIN AMERICAN NAUTILUS Limited (installation and maintenance of submarine cable systems)	Dublin (Ireland)	USD	1,000,000	100.00	LATIN AMERICAN NAUTILUS S.A.	76.40
A	MEDITERRANEAN NAUTILUS S.A. (holding company)	Luxembourg	USD	30,000	99.97 0.03	TELECOM ITALIA Nominees	99.97
A	TELECOM ITALIA DO BRASIL S/C Ltda (telecommunications promotional services)	Rio de Janeiro (Brazil)	BRL	2,699,758	99.99 0.01	TELECOM ITALIA Nominees	99.99
A	TELECOM ITALIA NETHERLANDS B.V. (telecommunications services)	Amsterdam (Holland)	EUR	18,200	100.00	TELECOM ITALIA	100.00
A	TELECOM ITALIA OF NORTH AMERICA Inc. (telecommunications promotional services)	New York (USA)	USD	5,550,000	100.00	TELECOM ITALIA	100.00
A	TI BELGIUM S.P.R.L.-B.V.B.A. (telecommunications services)	Bruxelles (Belgium)	EUR	1,500,000	99.99 0.01	TELECOM ITALIA Nominees	99.99
A	TI FRANCE S.A.R.L. (telecommunications services)	Paris (France)	EUR	7,800	100.00	TELECOM ITALIA	100.00
A	TI GERMANY GmbH (telecommunications services)	Frankfurt (Germany)	EUR	25,000	100.00	TELECOM ITALIA	100.00
A	TI SWITZERLAND GmbH (telecommunications services)	Zurich (Switzerland)	CHF	20,000	95.00 5.00	TELECOM ITALIA Nominees	95.00
A	TI UNITED KINGDOM Ltd (telecommunications services)	London (UK)	GPB	1,000	100.00	TELECOM ITALIA	100.00

1096

Legend: A) Financial statements consolidated for entire year;
B) Balance sheet only consolidated;
C) Statement of income only consolidated.

(continued) List of companies consolidated on a line-by-line basis

	Name (type of business)	Head office		Share capital	%	held by	% held by Telecom Italia Group
A	TI WEB S.A. (holding company)	Luxembourg	USD	30,000	99.97 0.03	TELECOM ITALIA Nominees	99.97
A	TMI TELEMEDIA INTERNATIONAL ITALIA S.p.A. (acquisition of investments in Italian and international telecommunications companies and istitutions)	Rome (Italy)	EUR	86,511,459.20	100.00	TELECOM ITALIA	100.00
A	- TMI TELEMEDIA INTERNATIONAL NETHERLANDS B.V. (holding company)	Amsterdam (Holland)	NLG	40,000	100.00	TMI TELEMEDIA INTERNATIONAL ITALIA	100.00
A	- TMI TELEMEDIA INTERNATIONAL LUXEMBOURG S.A. (holding company)	Luxembourg	EUR	82,150,674	99.99 0.01	TMI TELEMEDIA INTERNATIONAL ITALIA Nominees	100.00
A	- TMI TELEMEDIA INTERNATIONAL Ltd (telecommunications services)	London (UK)	USD	379,400,225	100.00	TMI TELEMEDIA INTERNAT. LUXEMBOURG	100.00
A	- EURO DATACOM Ltd (telecommunications services)	Huddersfield (UK)	GBP	306,666	100.00	TMI TELEMEDIA INT. Ltd	100.00
A	- TMI – HUNGARY TRADING AND SERVICES Ltd (telecommunications services)	Budapest (Ungary)	HUF	3,000,000	100.00	TMI TELEMEDIA INT. Ltd	100.00
A	- TELEMEDIA INTERNATIONAL USA Inc. (telecommunications services)	New Jersey (USA)	USD	107,866,216	100.00	TMI TELEMEDIA INT. Ltd	100.00
A	- TELECOM MEDIA INTERNATIONAL ITALY-CANADA Inc. (telecommunications services)	Montreal (Canada)	CAD	952,100	100.00	TMI TELEMEDIA INT. Ltd	100.00
A	- TMI TELEMEDIA INTERNATIONAL DO BRASIL Ltda (telecommunications services)	San Paolo (Brazil)	BRL	2,443,217	99.99 0.01	TMI TELEMEDIA INT. Ltd Nominees	100.00
A	- TMI TELEMEDIA INTERNATIONAL HONG KONG Ltd (telecommunications services)	Hong Kong	HKD	540,480,247	99.99 0.01	TMI TELEMEDIA INT. Ltd TELEMEDIA INT. USA	100.00
	International Mobile Telecommunications						
A	- STET MOBILE HOLDING N.V. (holding company)	Amsterdam (Holland)	NLG	398,159,000	100.00	TELECOM ITALIA MOBILE	54.82
A	- BITEL PARTICIPACOES S.A. (holding company)	Rio de Janeiro (Brazil)	BRL	2,290,264,028	99.99 0.01	STET MOBILE HOLDING Nominees	54.82
A	- TELE CELULAR SUL PARTICIPACOES S.A. (holding company for operating companies providing mobile network services)	Curitiba (Brazil)	BRL	175,772,360.95	51.79	BITEL	10.56
A	- TELEPAR CELULAR S.A. (mobile telephony operator)	Curitiba (Brazil)	BRL	333,880,024.30	87.43	TELE CELULAR SUL	9.23
A	- TELESC CELULAR S.A. (mobile telephony operator)	Florianopolis (Brazil)	BRL	240,625,509.88	91.39	TELE CELULAR SUL	9.65
A	- CTMR CELULAR S.A. (mobile telephony operator)	Pelotas (Brazil)	BRL	21,251,917.26	81.32	TELE CELULAR SUL	8.59
A	- TELE NORDESTE CELULAR PARTICIPACOES S.A. (holding company for operating companies providing mobile network services)	Brasilia (Brazil)	BRL	108,842,588.19	51.79	BITEL	10.56
A	- TELEPISA CELULAR S.A. (mobile telephony operator)	Teresina (Brazil)	BRL	22,775,029.55	97.88	TELE NORDESTE CELULAR	10.34
A	- TELECEARA' CELULAR S.A. (mobile telephony operator)	Fortaleza (Brazil)	BRL	87,049,911.88	85.28	TELE NORDESTE CELULAR	9.01
A	- TELERN CELULAR S.A. (mobile telephony operator)	Natal (Brazil)	BRL	42,823,497.29	92.57	TELE NORDESTE CELULAR	9.78
A	- TELPA CELULAR S.A. (mobile telephony operator)	Joao Pessoa (Brazil)	BRL	42,268,926.78	95.08	TELE NORDESTE CELULAR	10.04
A	- TELPE CELULAR S.A. (mobile telephony operator)	Recife (Brazil)	BRL	108,688,270.74	95.06	TELE NORDESTE CELULAR	10.04

1097

Legend: A) Financial statements consolidated for entire year;
B) Balance sheet only consolidated;
C) Statement of income only consolidated.

(continued) List of companies consolidated on a line-by-line basis

	Name (type of business)	Head office		Share capital	%	held by	% held by Telecom Italia Group
A	- TELASA CELULAR S.A. (mobile telephony operator)	Maceio' (Brazil)	BRL	30,255,839.16	97.39	TELE NORDESTE CELULAR	10.28
A	- TIMNET.COM S.A. (mobile services)	S. Paolo (Brazil)	BRL	18,000,000	50.00 50.00	TELE NORDESTE CELULAR TELE CELULAR SUL	10.56
B	- MAXITEL S.A. (license holder for mobile telecommunications in Bahia e Sergipe areas)	Belo Horizonte (Brazil)	BRL	677,679,703	43.15 46.85	STET MOBILE HOLDING BITEL	52.99
B	- MAXITEL TELECOMUNICACOES Ltda (mobile telephony operator)	Salvador-Bahia (Brazil)	BRL	1,000	99.99 0.01	MAXITEL S.A. Nominees	52.99
B	- OFFSHORE FINANCIAL & SECURITIES Inc. (mobile telephony operator)	Tortola (British Virgin Island)	USD	6,104,860	100.00	MAXITEL S.A.	52.99
A	- STET HELLAS TELECOMMUNICATIONS S.A. (operation of GSM services in Greece)	Athens (Greece)	GRD	36,300,000,000	58.14	STET MOBILE HOLDING	31.88
A	- TELEPOLIS SERVICES OF MOBILE TELEPHONY S.A. (mobile telephony)	Athens (Greece)	GRD	500,000,000	100.00	STET HELLAS	31.88
C	- U-MOBIL B.V. (1) (holding company)	Amsterdam (Holland)	NLG	77,240,000	100.00	STET MOBILE HOLDING	100.00
A	- TIM PERÚ S.A.C. (mobile telephony)	Lima (Perú)	PEN	652,231,998	100.00	STET MOBILE HOLDING	54.82
A	- TIM INTERNATIONAL B.V. (holding company)	Amsterdam (Holland)	EUR	20,000	100.00	TELECOM ITALIA MOBILE	54.82
B	- CORPORACION DIGITEL C.A. (mobile telecommunications services)	Caracas (Venezuela)	BOL	42,823,450,241	56.56	TIM INTERNATIONAL	31.01
	Information Technology Activities						
A	TI.IT-TELECOM ITALIA INFORMATION TECHNOLOGY S.p.A. (information and communication technology)	Rome (Italy)	ITL	50,000,000,000	100.00	TELECOM ITALIA	100.00
A	- NETIKOS S.p.A. (formerly Ditel Engineering) (consulting)	Rome (Italy)	ITL	5,000,000,000	100.00	TI.IT-TELECOM ITALIA I.T.	100.00
A	FINSIEL – Consulenza e Applicazioni Informatiche S.p.A. (conception and implementation of projects in information technology applications)	Rome (Italy)	ITL	116,132,400,000	77.19 0.63	TELECOM ITALIA SOGEI	77.68
A	- ASPASIEL S.r.l. (information systems)	Rome (Italy)	ITL	500,000,000	50.00	FINSIEL	38.84
A	- BANKSIEL – Società di Informatica e Organizzazione p.A. (design, installation, operation and maintenance of information systems for bank and insurance companies)	Milan (Italy)	ITL	20,000,000,000	55.50	FINSIEL	43.11
C	- BISIEL – Banca e Impresa Sistemi Elettronici S.p.A. (2) (multibank software)	Mantua (Italy)	ITL	8,000,000,000	51.00	BANKSIEL	21.99
A	- CARISIEL Sistemi Informativi Elettronici per il Settore Creditizio e Finanziario S.p.A. (electronic information systems for banking and financial industry)	Rende (Cosenza, Italy)	ITL	1,490,000,000	2.00 98.00	FINSIEL BANKSIEL	43.80
A	- CENTROSIEL S.p.A. (information systems)	Milan (Italy)	EUR	516,600	47.00	BANKSIEL	20.26
A	- CONSIEL – Società di Management Consulting e Formazione p.A. (corporate consulting and management services)	Milan (Italy)	ITL	9,900,000,000	90.50	FINSIEL	70.30
A	- ASKA S.r.l. (consulting)	Milan (Italy)	ITL	20,000,000	60.00	CONSIEL	42.18

(1) The percentage of share capital as at September 30, 2000.
(2) The percentage of share capital as at September 30, 2000.

Legend: A) Financial statements consolidated for entire year;
B) Balance sheet only consolidated;
C) Statement of income only consolidated.

(continued) List of companies consolidated on a line-by-line basis

	Name (type of business)	Head office		Share capital	%	held by	% held by Telecom Italia Group
A	- CONSIEL DO BRASIL Ltda (formerly Finsiel do Brasil) (consulting and information systems)	Sao Paulo (Brazil)	BRL	222,223	99.99 0.01	CONSIEL Nominees	70.30
A	- HITECO CONSULTANTS S.r.l. (consulting)	Milan (Italy)	ITL	50,000,000	60.00 40.00	CONSIEL Nominees	70.30
A	- JMAC CONSIEL S.p.A. (data collection and analysis for systems sales and business)	Milan (Italy)	ITL	300,000,000	45.00	CONSIEL	31.64
A	- EIS – Elettronica Ingegneria Sistemi S.p.A. (design, installation, operation and maintenance of sophisticated electronic systems)	Rome (Italy)	ITL	10,000,000,000	87.81	FINSIEL	68.21
A	- FINSIEL ROMANIA S.r.l. (information systems)	Bucharest (Romania)	ROL	11,841,500,000	90.53	FINSIEL	70.33
A	- INSIEL – Informatica per il Sistema degli Enti Locali S.p.A. (information systems)	Trieste (Italy)	ITL	15,000,000,000	52.00	FINSIEL	40.39
A	- SIT – Sistemi Interportuali Trieste S.p.A. (information technologies, automation and company management services)	Trieste (Italy)	ITL	250,000,000	56.00	INSIEL	22.62
A	- INTERSIEL – Società Interregionale Sistemi Informativi Elettronici S.p.A. (design, installation, operation and maintenance of information systems)	Rende (Cosenza, Italy)	ITL	2,000,000,000	100.00	FINSIEL	77.68
A	- KRENESIEL S.p.A. – Società Sarda di Informatica (information systems)	Sassari (Italy)	ITL	5,000,000,000	41.00 10.00	FINSIEL INSIEL	35.89
A	- SOGEI - Società Generale d'Informatica S.p.A. (information systems and related services for the Ministry of Finances and Italian and foreign public Administration)	Rome (Italy)	ITL	20,000,000,000	100.00	FINSIEL	77.68
A	- TELE SISTEMI FERROVIARI S.p.A. (information systems)	Rome (Italy)	ITL	149,099,000,000	61.00	FINSIEL	47.39
A	- SINTESIEL S.r.l. (information systems)	Rome (Italy)	ITL	250,000,000	88.00	TELE SISTEMI FERROVIARI	41.70
A	- VENIS - Venezia Informatica e Sistemi S.p.A. (information systems for the municipality of Venice and other public entities)	Venice (Italy)	ITL	3,000,000,000	20.40 30.60	FINSIEL INSIEL	28.21
A	NETSIEL - Networks Produttivi per Sistemi Informativi Elettronici S.p.A. (information products and production of software for sale)	Bari (Italy)	ITL	126,000,000,000	68.65 31.35	TELECOM ITALIA FINSIEL	93.00
A	- SIBISIEL – Società di Informatica per la Banca e l'Impresa S.p.A. (information systems)	Bari (Italy)	ITL	2,000,000,000	90.20 9.80	NETSIEL SIBISIEL	93.00
A	SODALIA S.p.A. (production of advanced software for telecommunications networks and services)	Trento (Italy)	ITL	6,000,000,000	100.00	TELECOM ITALIA	100.00
A	- TELESOFT AMERICA Inc. (telecommunications software)	New Jersey (USA)	USD	700,000	100.00	SODALIA	100.00
A	TELESOFT S.p.A. (telecommunications software)	Rome (Italy)	ITL	40,500,000,000	60.00 40.00	TELECOM ITALIA FINSIEL	91.07
B	- EUSTEMA S.p.A. (design, research, development and marketing of software, information and online systems)	Rome (Italy)	ITL	600,000,000	67.33	TELESOFT	61.32
A	- TECO SOFT ESPANA S.A. (telecommunications software)	Madrid (Spain)	ESP	60,000,000	100.00	TELESOFT	91.07
A	- TELESOFT HELLAS S.A. (telecommunications software)	Athens (Greece)	GRD	20,000,000	100.00	TELESOFT	91.07
A	- TELESOFT RUSSIA Z.A.O. (telecommunications software)	Moscow (Russia)	RUR	1,592,000	75.00	TELESOFT	68.30

1099

Legend: A) Financial statements consolidated for entire year;
B) Balance sheet only consolidated;
C) Statement of Income only consolidated.

(continued) List of companies consolidated on a line-by-line basis

Name (type of business)	Head office		Share capital	%	held by	% held by Telecom Italia Group
Manufacturing Activities (3)						
C - ITALTEL S.p.A. (telecommunications systems)	Milan (Italy)	ITL	396,000,000,000	100.00	TELSI Ltd	100.00
C - ITALCOM – Sistemi Italiani di Commutazione S.p.A. (interactive television systems)	Milan (Italy)	ITL	200,000,000	100.00	ITALTEL	100.00
C - ITALTEL CERM Palermo S.c.p.A. (reserch)	Carini (Palermo, Italy)	ITL	4,122,500,000	90.00 10.00	ITALTEL CSELT	100.00
C - ITALTEL B.V. (marketing and finance)	Amsterdam (Holland)	NLG	4,000,000	100.00	ITALTEL	100.00
C - ITALTEL A.O. (telecommunications systems)	S. Petersburg (Russia)	RUR	20,000,000	100.00	ITALTEL B.V.	100.00
C - ITALTEL DE CHILE S.A. (telecommunications systems)	Santiago (Chile)	CLP	46,789,237	90.00 10.00	ITALTEL B.V. ITALTEL	100.00
C - ITALTEL NIGERIA Ltd (maintenance of telecommunications systems)	Lagos (Nigeria)	NGN	20,000	99.99 0.01	ITALTEL B.V. ITALTEL	100.00
C - ITALTEL S.A. (telecommunications systems)	Madrid (Spain)	ESP	675,000,000	100.00	ITALTEL B.V.	100.00
C - ITALTEL DE COSTA RICA S.A. (marketing)	San Josè (Costa Rica)	CRC	1,000,000	100.00	ITALTEL B.V.	100.00
C - ITALTEL KENIA Ltd (marketing)	Nairobi (Kenia)	SHS	500,000	99.99 0.01	ITALTEL B.V. ITALTEL	100.00
C - ITALTEL ARGENTINA (formerly Transdigi S.A.) (telecommunications systems)	Buenos Aires (Argentina)	ARS	2,093	96.00 4.00	ITALTEL B.V. ITALTEL	100.00
Installation activities (3)						
C SIRTI S.p.A. (design and installation of telecommunications and electrical services)	Milan (Italy)	ITL	220,000,000,000	48.98	TELECOM ITALIA	48.98
C - CONSTRUTEL MATRICIAL DE CHILE S.A. (design and installation of telecommunications services)	Santiago (Chile)	CLP	301,243,641	100.00	SIRTI	48.98
C - CONSTRUTEL PROJETOS E CONSTRUCOES Ltda (design and installation of telecommunications services)	Belo Horizonte (Brazil)	BRL	20,255,900	85.00	SIRTI	41.63
C - SIRTI GmbH (construction and maintenance of telecommunications systems)	Berlin (Germany)	DEM	20,000,000	100.00	SIRTI	48.98
C - SIRTI Ltd (construction and maintenance of telecommunications systems)	London (UK)	GBP	17,000,000	100.00	SIRTI	48.98
C - SIRTI S.A. (construction and maintenance of telecommunications systems)	Paris (France)	FRF	37,258,358	100.00	SIRTI	48.98
C - SIRTI BOLIVIA S.A. (construction and maintenance of telecommunications systems)	La Paz (Bolivia)	BOB	4,980,000	91.00	SIRTI	44.57
C - SEIRT Sociedad Española de Instalaciones Redes Telefonicas S.A. (construction and maintenance of telecommunications systems)	Madrid (Spain)	ESP	366,112,000	100.00	SIRTI	48.98
C - SIRTI ARGENTINA S.A. (construction and maintenance of telecommunications systems)	Buenos Aires (Argentina)	ARS	5,000,000	100.00	SIRTI	48.98
C - SIRTI POLSKA Sp.Zo.o (construction and maintenance of telecommunications systems)	Warsaw (Poland)	PLN	10,778,000	100.00	SIRTI	48.98
C - SIRTI PORTUGAL TELECOMUNICACOES S.A. (construction and maintenance of telecommunications systems)	Lisbon (Portugal)	PTE	1,200,000,000	99.00 1.00	SIRTI SEIRT	48.98
C - SETELCO S.A. (construction and maintenance of telecommunications systems)	Lugano (Switzerland)	CHF	50,000	100.00	SIRTI	48.98

(3) The percentage of share capital as at September 30, 2000.

1100

Legend: A) Financial statements consolidated for entire year;
B) Balance sheet only consolidated;
C) Statement of income only consolidated.

(continued) List of companies consolidated on a line-by-line basis

	Name (type of business)	Head office		Share capital	%	held by	% held by Telecom Italia Group
	Other activities						
A	ATESIA – Telemarketing Comunicazione Telefonica e Ricerche di Mercato S.p.A. (telemarketing)	Rome (Italy)	ITL	6,100,000,000	100.00	TELECOM ITALIA	100.00
A	CSELT – Centro Studi e Laboratori Telecomunicazioni S.p.A. (studies and reserch in telecommunications and electronics)	Turin (Italy)	EUR	618,000	100.00	TELECOM ITALIA	100.00
A	EMSA – Società Immobiliare p.A. (real estate management)	Turin (Italy)	ITL	1,123,596,000	100.00	TELECOM ITALIA	100.00
A	HUIT S.a.r.l. (holding company)	Luxembourg	ITL	10,619,650,000	78.04	TELECOM ITALIA	78.04
A	- HUIT II S.a.r.l. (holding company)	Luxembourg	ITL	39,838,500,000	98.96	HUIT	77.22
A	IMMSI S.p.A. (real estate management)	Turin (Italy)	ITL	220,000,000,000	45.31	TELECOM ITALIA	45.31
A	PATH.NET S.p.A. (networking systems and telecommunications)	Rome (Italy)	ITL	50,000,000,000	99.99 0.01	TELECOM ITALIA SODALIA	100.00
A	SAIAT – Società Attività Intermedie Ausiliarie Telecomunicazioni p.A. (financing)	Turin (Italy)	ITL	69,408,000,000	100.00	TELECOM ITALIA	100.00
A	- TELIMM S.p.A. (real estate)	Turin (Italy)	ITL	8,238,730,000	79.42 0.58	SAIAT TELECOM ITALIA	80.00
A	- TELSY Elettronica e Telecomunicazioni S.p.A. (manufacturing and sale of systems for encrypted telecommunications)	Turin (Italy)	ITL	750,000,000	100.00	SAIAT	100.00
A	SARITEL S.p.A. (group factory for added value network services)	Pomezia (Rome, Italy)	EUR	11,445,360	100.00	TELECOM ITALIA	100.00
A	SCUOLA SUPERIORE GUGLIELMO REISS ROMOLI S.p.A. (training)	L'Aquila (Italy)	ITL	3,000,000,000	100.00	TELECOM ITALIA	100.00
B	SEAT PAGINE GIALLE S.p.A. (publishing and internet services)	Milan (Italy)	ITL	548,130,222,150	60.17 4.23 0.02	TELECOM ITALIA HUIT II SARITEL	58.89
B	- DATABANK S.p.A. (marketing)	Milan (Italy)	ITL	1,820,000,000	93.46	SEAT PAGINE GIALLE	55.04
B	- DBK S.A. (marketing)	Madrid (Spain)	ESP	16,500,000	99.99	DATABANK S.p.A.	55.03
B	- DATABANK WETTBEWERBS MARKT-UND FINANZANALYS Gmbh (marketing)	Darmastad (Germany)	DEM	1,700,000	60.00	DATABANK S.p.A.	33.02
B	- DATABANK CONSULTING S.p.A. (marketing)	Milan (Italy)	ITL	500,000,000	100.00	DATABANK S.p.A.	55.04
B	- EUREDIT S.A. (realization, promotion and marketing european technology of commerce annual "Europages")	Paris (France)	FRF	2,500,000	84.99	SEAT PAGINE GIALLE	50.05
B	- FINANZIARIA WEB S.p.A. (financing)	Turin (Italy)	ITL	35,235,904,000	60.00	SEAT PAGINE GIALLE	35.33
B	- MATRIX S.p.A. (internet services)	Milan (Italy)	ITL	2,200,000,000	66.00 0.70	FINANZIARIA WEB SEAT PAGINE GIALLE	23.73
B	- GIALLO MARKET S.r.l. (owner of Virgilio.it)	Milan (Italy)	EUR	900,000	100.00	MATRIX	23.73
B	- GOALLARS B.V. (internet services)	Amsterdam (Holland)	EUR	100,000	55.00	MATRIX	13.05
B	- KMATRIX S.r.l. (consulting)	Milan (Italy)	EUR	100,000	100.00	MATRIX	23.73
B	- OLÀ S.r.l. (advertising on line)	Milan (Italy)	ITL	20,000,000	51.00	MATRIX	12.10

1101

Legend: A) Financial statements consolidated for entire year;
B) Balance sheet only consolidated;
C) Statement of income only consolidated.

(continued) List of companies consolidated on a line-by-line basis

	Name (type of business)	Head office		Share capital	%	held by	% held by Telecom Italia Group
B	- ZDNET ITALIA S.r.l. (internet services)	Milan (Italy)	EUR	400,000	51.00	MATRIX	12.10
B	- FINSATEL S.r.l. (holding company)	Rome (Italy)	ITL	266,000,000	100.00	SEAT PAGINE GIALLE	58.89
B	- GIALLO DAT@ S.p.A. (services of direct marketing; creation, management and marketing of data bank)	Turin (Italy)	EUR	6,500,000	100.00	SEAT PAGINE GIALLE	58.89
B	- DOMINO RESEARCH S.r.l. (data processing geomarketing sector)	Milan (Italy)	ITL	90,000,000	60.00	GIALLO DAT@	35.33
B	- DWI S.p.A. (design, realization software)	Verona (Italy)	EUR	500,000	51.00	GIALLO DAT@	30.03
B	- FINANZA E GESTIONE S.r.l. (design, management and marketing of banking sector data bank)	Milan (Italy)	ITL	150,000,000	60.00	GIALLO DAT@	35.33
B	- PHARMASOFT CONSULTING S.r.l. (design, management and marketing of pharmaceutical sector data bank)	Rome (Italy)	ITL	2,000,000,000	60.00	GIALLO DAT@	35.33
B	- PUBBLIBABY S.p.A. (design, management and marketing of native sector data bank)	Cusago (Milan, Italy)	EUR	100,000	61.00	GIALLO DAT@	35.62
B	- GIALLO LAVORO S.p.A. (research, selection and training of human resources)	Turin (Italy)	EUR	100,000	100.00	SEAT PAGINE GIALLE	58.89
B	- GIALLO PROFESSIONAL PUBLISHING S.p.A. (publishing, typographic and graphic marketing, advertising)	Turin (Italy)	EUR	100,000	100.00	SEAT PAGINE GIALLE	58.89
B	- QUASAR E ASSOCIATI S.r.l. (publishers)	Milan (Italy)	EUR	20,408	51.00	GIALLO PROFESSIONAL PUBLISHING	30.03
B	- EDITORIALE QUASAR S.r.l. (publishers)	Milan (Italy)	ITL	20,000,000	100.00	QUASAR E ASSOCIATI	30.03
B	- GIALLO VIAGGI.it S.p.A. (reserch, development, production of information and telematic products for tourism)	Turin (Italy)	EUR	100,000	100.00	SEAT PAGINE GIALLE	58.89
B	- GRUPPO BUFFETTI S.p.A. (products cartotecnici stampa poligrafica editoria)	Rome (Italy)	ITL	22,725,000,000	96.28	SEAT PAGINE GIALLE	56.70
B	- INDUSTRIAL SERVICE S.p.A. (wholesale magnetic stand)	Lecco (Italy)	ITL	1,500,000,000	84.00	GRUPPO BUFFETTI	47.63
B	- IS PRODUCTS S.p.A. (marketing of office automation)	Pogliano Milanese (Milan, Italy)	ITL	18,000,000,000	72.22 27.78	INDUSTRIAL SERVICES GRUPPO BUFFETTI	50.15
B	- INCAS PRODUCTIONS S.r.l. (wholesale production and marketing of office consumable products)	Venaria Reale (Turin, Italy)	ITL	1,000,000,000	100.00	IS PRODUCTS	50.15
B	- MAGIQ 32 S.r.l. (wholesale of paper and millboard)	Rome (Italy)	ITL	1,000,000,000	100.00	GRUPPO BUFFETTI	56.70
B	- SK DIRECT S.r.l. (graphic arts)	Rome (Italy)	ITL	4,621,000,000	4.31 95.69	GRUPPO BUFFETTI INDUSTRIAL SERVICES	48.02
B	- OR.MA. INFORMATICA S.r.l. (wholesale information products)	Milan (Italy)	ITL	20,000,000	100.00	SK DIRECT	48.02
B	- ITALBIZ.COM Inc. (internet services)	California (USA)	USD	13,800	72.46	SEAT PAGINE GIALLE	42.67
B	- KOMPASS ITALIA S.p.A. (publishing annuals, sale telematic products)	Turin (Italy)	ITL	2,739,744,000	100.00	SEAT PAGINE GIALLE	58.89
B	- POLIX S.p.A. (recording, elaboration e pubblishing of public opinion poll)	Milan (Italy)	ITL	200,000,000	55.00	SEAT PAGINE GIALLE	32.39
B	- TDL INFOMEDIA Limited (holding)	Hampshire (UK)	GBP	139,509.21	99.60	SEAT PAGINE GIALLE	58.65

1102

Legend: A) Financial statements consolidated for entire year;
B) Balance sheet only consolidated;
C) Statement of income only consolidated.

(continued) List of companies consolidated on a line-by-line basis

	Name (type of business)	Head office		Share capital	%	held by	% held by Telecom Italia Group
B	- TDL INFOMEDIA FINANCE Limited (holding)	Hampshire (UK)	GBP	9,734.09	100.00	TDL INFOMEDIA Ltd	58.65
B	- TDL INFOMEDIA HOLDINGS PLC (holding)	Hampshire (UK)	GBP	397,126.43	100.00	TDL INFOMEDIA FINANCE	58.65
B	- TDL INFOMEDIA GROUP PLC (holding)	Hampshire (UK)	GBP	624,576.64	100.00	TDL INFOMEDIA HOLDINGS	58.65
B	- TDL GROUP Limited (holding)	Hampshire (UK)	GBP	89,864.25	100.00	TDL INFOMEDIA GROUP Plc	58.65
B	- THOMSON DIRECTORIES Limited (pubblishing and marketing directories)	Hampshire (UK)	GBP	1,340,000	100.00	TDL GROUP Ltd	58.65
B	- BUSINESS INFORMATION GROUP Limited (pubblishing and marketing directories)	Hampshire (UK)	GBP	1	100.00	THOMSON DIRECTORIES	58.65
B	- FOREST RENTAL SERVICES Limited (pubblishing and marketing directories)	Hampshire (UK)	GBP	2	100.00	THOMSON DIRECTORIES	58.65
B	- HILL CLEANING SERVICES Ltd (pubblishing and marketing directories)	Hampshire (UK)	GBP	2	100.00	THOMSON DIRECTORIES	58.65
B	- HILL ENTERPRISES Limited (pubblishing and marketing directories)	Hampshire (UK)	GBP	2	100.00	THOMSON DIRECTORIES	58.65
B	- INFOMEDIA GROUP Limited (pubblishing and marketing directories)	Hampshire (UK)	GBP	2	100.00	THOMSON DIRECTORIES	58.65
B	- INFONATION Limited (pubblishing and marketing directories)	Hampshire (UK)	GBP	1	100.00	THOMSON DIRECTORIES	58.65
B	- LAKE BUILDING SERVICES Limited (pubblishing and marketing directories)	Hampshire (UK)	GBP	2	100.00	THOMSON DIRECTORIES	58.65
B	- PEAK MAINTENANCE SERVICES Limited (pubblishing and marketing directories)	Hampshire (UK)	GBP	2	100.00	THOMSON DIRECTORIES	58.65
B	- THOMSON DIRECTORIES PENSION COMPANY Limited (pubblishing and marketing directories)	Hampshire (UK)	GBP	2	100.00	THOMSON DIRECTORIES	58.65
B	- TELEGATE HOLDING GmbH (holding company)	Martinsried (Germany)	DEM	51,000	51.37	SEAT PAGINE GIALLE	30.25
B	- TELEGATE A.G. (internet services)	Martinsried (Germany)	GBP	12,730,000	50.99 13.54	TELEGATE HOLDING SEAT PAGINE GIALLE	23.40
B	- 11880.com GmbH (internet services)	Martinsried (Germany)	EUR	25,000	100.00	TELEGATE A.G.	23.40
B	- DATAGATE GmbH (call center services)	Martinsried (Germany)	EUR	25,000	100.00	TELEGATE A.G.	23.40
B	- TELEGATE ANKLAM GmbH (internet services)	Anklam (Germany)	D.M.	50,000	100.00	TELEGATE A.G.	23.40
B	- TELEGATE CALL CENTER GmbH (call center services)	Martinsried (Germany)	EUR	25,000	100.00	TELEGATE A.G.	23.40
B	- PHONECOM GmbH (call center services)	Munchen (Germany)	EUR	77,000	50.68	TELEGATE CALL CENTER	11.86
B	- MEDIA EVOLUTION GmbH (call center services)	Munchen (Germany)	DEM	60,000	100.00	PHONECOM	11.86
B	- TGT HOLDING B.V. (call center services)	Schipol (Holland)	EUR	18,200	100.00	TELEGATE A.G.	23.40
B	- TELEGATE COMMUNICATION SYSTEMS S.A. (call center services)	Madrid (Spain)	EUR	61,000	99.00 1.00	TGT HOLDING TELEGATE A.G.	23.40
B	- TELEGATE ITALIA S.r.l. (call center services)	Milan (Italy)	EUR	129,000	95.00	TGT HOLDING	22.23

1103

Legend: A) Financial statements consolidated for entire year;
B) Balance sheet only consolidated;
C) Statement of income only consolidated.

(continued) List of companies consolidated on a line-by-line basis

Name (type of business)	Head office		Share capital	%	held by	% held by Telecom Italia Group
B - TELEGATE Inc. (call center services)	Texas (USA)	USD	1,000	100.00	TGT HOLDING	23.40
B - TELEGATE Ltd (call center services)	London (UK)	GBP	50,000	100.00	TGT HOLDING	23.40
B - TICKETONE S.p.A. (tickets sale)	Milan (Italy)	EUR	500,000	50.10	SEAT PAGINE GIALLE	29.50
A SOFTE S.A. (financing)	Luxembourg	USD	100,000,000	99.99 0.01	TELECOM ITALIA SAIAT	100.00
A - SOGERIM S.A. (marketing and financing)	Luxembourg	EUR	525,000	99.95 0.05	SOFTE SAIAT	100.00
A TELE PAY ROLL SERVICES S.p.A. (information payroll services)	Rome (Italy)	ITL	2,500,000,000	100.00	TELECOM ITALIA	100.00
A TELSI (holding companies for telecommunications)	London (UK)	GBP	1,119,364,000	100.00	TELECOM ITALIA	100.00
A TRAINET S.p.A. (development, operation and sales of lines teaching systems)	Rome (Italy)	ITL	1,305,800,000	100.00	TELECOM ITALIA	100.00

1104

LIST OF COMPANIES CONSOLIDATED BY THE PROPORTIONAL METHOD

Name (type of business)	Head office		Share capital	%	held by	% held by Telecom Italia Group
Satellite Telecommunications - Italy						
VIASAT S.p.A. (design and testing of advanced technologies in data transmission and data processing)	Rome (Italy)	EUR	2,425,956	33.54 16.46	SEAT PAGINE GIALLE FINSATEL	29.44
- VIASAT ASSISTANCE S.p.A. (telecommunications sales and operation)	Rome (Italy)	ITL	1,200,000,000	100.00	VIASAT	29.44
International Telecommunications						
NORTEL INVERSORA S.A. (holding company)	Buenos Aires (Argentina)	ARS	80,942,695	32.50 17.50	TELECOM ITALIA STET INTERNATIONAL NETHERLANDS	25.52
- TELECOM ARGENTINA STET-FRANCE TELECOM S.A. (telecommunications services)	Buenos Aires (Argentina)	ARS	984,380,978	54.74	NORTEL INVERSORA	13.97
- PUBLICOM S.A. (telecommunications services)	Buenos Aires (Argentina)	ARS	16,000,000	99.99 0.01	TELECOM ARGENTINA NORTEL INVERSORA	13.97
- TELECOM PERSONAL S.A. (telecommunications services)	Buenos Aires (Argentina)	ARS	310,514,481	99.99 0.01	TELECOM ARGENTINA PUBLICOM	13.97
- CABLE INSIGNIA S.A. (telecommunications services)	Asunción (Paraguay)	Guaranies	10,000,000,000	75.00	TELECOM PERSONAL	10.48
- NUCLEO S.A. (telecommunications services)	Asunción (Paraguay)	Guaranies	60,000,000,000	67.50	TELECOM PERSONAL	9.43
- TELECOM INTERNET S.A. (internet services)	Buenos Aires (Argentina)	USD	12,000	98.00 2.00	TELECOM ARGENTINA PUBLICOM	13.97
- MICROSISTEMAS S.A. (telecommunications services)	Buenos Aires (Argentina)	ARS	210,000	99.99 0.01	TELECOM INTERNET PUBLICOM	13.97

LIST OF COMPANIES CONSOLIDATED BY THE EQUITY METHOD

Name (type of business)	Head office		Share capital	%	held by	% held by Telecom Italia Group
SUBSIDIARIES						
BUFFETTI S.r.l. sole director (retail trade of stationary, books, office kits)	Rome (Italy)	ITL	20,000,000	100.00	GRUPPO BUFFETTI	56.70
EDOTEL S.p.A. (holding company)	Turin (Italy)	ITL	2,000,000,000	60.00 40.00	TELECOM ITALIA TELECOM ITALIA MOBILE	81.93
RARTEL S.A. (construction and management of telecommunications network in Romania)	Bucharest (Romania)	ROL	4,685,000,000	50.06 1.00	TELESPAZIO TELEO	51.06
STET FRANCE S.A. (holding company)	Paris (France)	FRF	6,000,000	99.99 0.01	9 TELECOM RESEAU Nominees	93.98
TELEFONIA MOBILE SAMMARINESE S.p.A. (mobile telecommunications)	Republic of S. Marino	ITL	150,000,000	51.00	INTELCOM S.MARINO	35.70
TELEOS B.V. (operative holding company)	Amsterdam (Holland)	NLG	40,000	100.00	TELESPAZIO	100.00
TELEOS INTERNATIONAL B.V. (marketing of products and services for satellite mobile communications)	Amsterdam (Holland)	NLG	40,000	100.00	TELEOS	100.00
TELECOM ITALIA Gmbh (holding company)	Wien (Austria)	ATS	500,000	100.00	TELECOM ITALIA	100.00
TELECOM ITALIA CAPITAL S.A. (financing)	Luxembourg	USD	30,000	99.97 0.03	TELECOM ITALIA Nominees	99.97
AFFILIATED COMPANIES						
ARSMOVENDI.COM A.G. (internet services)	Munchen (Germany)	EUR	150,000	33.33	TELEGATE A.G.	7.80
ASCAI SERVIZI S.r.l. (promotion of communications strategies and process)	Rome (Italy)	ITL	142,000,000	35.21	SAIAT	35.21
ASTELIT Ltd (telecommunications services)	Moscow (Russia)	RUR	500	50.00	TELECOM ITALIA	50.00
ASTROLINK INTERNATIONAL LLC (satellite telecommunications services)	Delaware (Usa)	USD	1,350,100,000	18.52	TELESPAZIO LUXEMBURG	18.52
AUNA- Operadores de telecomunicaciones S.A. (holding of telecommunications companies)	Barcelona (Spain)	ESP	89,707,660,000	22.76 7.24	STET INTERNATIONAL NETHERLANDS STET MOBILE HOLDING	26.73
BOUYGUES DECAUX TELECOM S.A. (holding company)	Guyancourt (France)	FRF	1,931,471,800	19.61	STET MOBILE HOLDING	10.75
BOUYGUES TELECOM S.A. (mobile telecommunications)	Velizy Villacoublay (France)	FRF	3,679,000,000	55.00	BDT BOUYGUES DECAUX TELECOM	5.91
BRASIL TELECOM PARTICIPACOES S.A. (holding companies for investments in wireline telecommunications companies in various Brazilian states)	Brasilia (Brazil)	BRL	1,993,609,334	51.79	SOLPART	7.11
BROAD BAND SERVICE S.A. (production and sales of multimedia services)	Republic of S. Marino	ITL	500,000,000	20.00 20.00	INTELCOM S.MARINO STREAM	24.00
CARTESIA-Cartografia digitale S.p.A (design, realization, marketing of numeric cartography)	Rome (Italy)	ITL	200,000,000	50.00	TELECOM ITALIA	50.00
CECCHI GORI COMMUNICATIONS S.p.A. (production, marketing on tv and press)	Rome (Italy)	ITL	9,805,000,000	25.00	SEAT PAGINE GIALLE	14.72
CRUED Servizi Informatici S.p.A. (information systems)	Perugia (Italy)	ITL	3,000,000,000	49.00	FINSIEL	38.06

(continued) List of companies consolidated by the equity method

Name (type of business)	Head office		Share capital	%	held by	% held by Telecom Italia Group
CYGENT Inc. (development and marketing software)	California (USA)	USD	28,708,549	22.48	TELECOM ITALIA	22.48
DATASIEL – Sistemi e Tecnologie di Informatica S.p.A. (data processing products and services for public administration Agencies, institutions and enterprises under Ligurian Regional Law n. 17/85)	Genoa (Italy)	ITL	5,000,000,000	50.00	FINSIEL	38.84
DATASPAZIO - S.p.A. (computational software and hardware development and sale)	Rome (Italy)	ITL	980,000,000	49.00	TELESPAZIO	49.00
DISCOVERITALIA S.p.A. (communication systems)	Novara (Italy)	ITL	10,000,000,000	25.00	SEAT PAGINE GIALLE	14.72
EISYS S.p.A. (information systems)	Rome (Italy)	ITL	1,200,000,000	25.00	EIS	17.05
ELETTROCLIK S.p.A. (production of software managerial automation)	Milan (Italy)	ITL	200,000,000	20.00 20.00	SEAT PAGINE GIALLE WISEQUITY	11.78
ENTEL CHILE S.A. (telecommunications services)	Santiago (Chile)	CLP	367,045,650,291	26.16	STET INTERNATIONAL NETHERLANDS	26.16
ESRI ITALIA S.p.A. (development and distribution of GIS products and services and related and related software packages)	Rome (Italy)	ITL	500,000,000	49.00	SEAT PAGINE GIALLE	28.86
EURODIRECTORY S.A. (management publishing companies of annuals Kompass)	Luxembourg	NLG	3,580,000	50.00	SEAT PAGINE GIALLE	29.45
ETEC S.A. – Empresa de Telecomunicaciones de Cuba S.A. (telecomunication services)	La Habana (Cuba)	USD	1,441,900,000	29.29	STET INTERNATIONAL NETHERLANDS	29.29
EXPERT SYSTEM S.p.A. (development liguistic software)	Modena (Italy)	ITL	276,923,000	35.00	MATRIX	8.31
FINTECH FINANZIARIA TECNOLOGICA S.p.A. (assunzioni di partecipazioni di minoranza in piccole e medie imprese)	Turin (Italy)	ITL	50,000,000,000	50.00	TELECOM ITALIA	50.00
GAY.IT S.p.A. (internet services)	Pisa (Italy)	EUR	1,000,000	22.50	MATRIX	5.34
GLB SERVICOS INTERATIVOS S.A. (internet services)	Rio de Janeiro (Brazil)	BRL	100,000,000	30.00	TI WEB	29.99
GENERAL ELECTRIC INFORMATION SERVICES S.p.A. (added value information services)	Milan (Italy)	ITL	2,450,000,000	40.00	TELECOM ITALIA	40.00
GEOWEB S.p.A. (information systems)	Rome (Italy)	ITL	1,000,000,000	40.00	SOGEI	20.51
GOLDEN LINES INTERNATIONAL COMMUNICATIONS SERVICES Ltd (long distance telephony services)	Ramat Gan (Israel)	ILS	3,000,000	26.40	GOLDEN NETHERLANDS	26.40
IMSER S.p.A. (real estate management)	Turin (Italy)	ITL	280,000,000,000	40.00	TELECOM ITALIA	40.00
INFORMATICA TRENTINA S.p.A. (design, installation, management and maintenance of information systems)	Trento (Italy)	ITL	6,000,000,000	40.41	FINSIEL	31.39
IRIDIUM SERVICES EUROPE VERWALTUNG GmbH (Iridium Service Europe GmbH management)	Düsseldorf (Germany)	DEM	50,000	34.00	IRIDIUM ITALIA	28.62
IS TIM TELEKOMUNIKASYON-HZMETLERI A.S. (mobile telecommunications)	Istanbul (Turkey)	TRL	355,000,000,000,000	49.00	TIM INTERNATIONAL	26.86

1161

(continued) List of companies consolidated by the equity method

Name (type of business)	Head office		Share capital	%	held by	% held by Telecom Italia Group
ITALTEL HOLDING S.p.A. (holding company)	Milan (Italy)	ITL	216,160,000,000	19.90	SOGERIM	19.90
KIMTRAVEL CONSULTING A.G. (internet services)	Munchen (Germany)	EUR	69,493	33.33	TELEGATE A.G.	7.80
LOCALPORT S.p.A. (internet services)	Ivrea (Italy)	ITL	670,000,000	22.40	CSELT	22.40
LOTTOMATICA S.p.A. (automation system for State lottery)	Rome (Italy)	EUR	63,335,000	25.50	SOGEI	19.81
MAREMS-V & D SERVICE S.A. (provision of satellite services for mobile voice communications using vehicle-mounted terminals)	Moscow (Russia)	RUR	7,135,500	49.00	TELESPAZIO	49.00
MIA ECONOMIA.com S.r.l. (publishing development in the area del personal finance)	Milan (Italy)	EUR	1,500,000	30.00	MATRIX	7.12
MOBILKOM AUSTRIA A.G. (GSM mobile telecommunications provider)	Wien (Austria)	ATS	1,000,000,000	25.00 75.00	STET MOBILE HOLDING TELEKOM AUSTRIA	32.46
MOBILSAFE A.G. (internet services)	Meerbusch (Germany)	EUR	150,000	33.33	11180.com	7.80
MONDUS Ltd (development data bank and internet market place)	Oxford (UK)	GBP	1,879.9	46.44	SEAT PAGINE GIALLE	27.35
MULTIMEDIA CABLE S.A. (holding company for investments in companies dealing with telecommunications and audiovisual systems)	Barcelona (Spain)	ESP	1,936,000,000	44.00	STET INTERNATIONAL NETHERLANDS	44.00
NETCO REDES S.A. (provider of telecommunications infrastructures)	Madrid (Spain)	ESP	1,004,680,000	30.00	STET INTERNATIONAL NETHERLANDS	30.00
NETEX S.r.l. (management license of software of Netex Ltd)	Milan (Italy)	EUR	10,000	50.00	MATRIX	11.87
PRAXIS CALCOLO S.p.A. (technical and organizational services for automatic data processing)	Milan (Italy)	EUR	1,080,000	22.00	FINSIEL	17.09
SAPED - Studio Analisi Programmazione Elaborazione Dati S.p.A. (information systems)	Siena (Italy)	ITL	2,000,000,000	20.00	BANKSIEL	8.62
SAPENDI S.p.A. (realization and marketing of publishing, grafic, and data bank products and services)	Novara (Italy)	ITL	10,000,000,000	25.00	SEAT PAGINE GIALLE	14.72
SIEMENS INFORMATICA S.p.A. (sale, leasing and maintenance of data processing systems)	Milan (Italy)	EUR	6,192,000	49.00	TELECOM ITALIA	49.00
SIOSISTEMI S.p.A. (systems networking with special enphasis on the design of LAN and WAN systems and related hardware support systems)	Brescia (Italy)	ITL	500,000,000	40.00	TELECOM ITALIA	40.00
SISPI S.p.A. (information systems for the municipality of Palermo and other private and public entities)	Palermo (Italy)	ITL	4,000,000,000	49.00	FINSIEL	38.06
SITEBA Sistemi Telematici Bancari S.p.A. (support services for payments systems)	Milan (Italy)	ITL	5,000,000,000	30.00	TELECOM ITALIA	30.00
SOLPART PARTICIPACOES S.A. (holding company of Brasil Telecom Partecipacoes S.A.)	Rio de Janeiro (Brazil)	BRL	2,126,000,000	38.00	STET INTERNATIONAL NETHERLANDS	38.00
STREAM S.p.A. (multimedia services)	Rome (Italy)	ITL	816,040,000,000	50.00	TELECOM ITALIA	50.00
STT - SOCIETÀ TRASPORTO TELEMATICO S.p.A. (online transport services provider)	Verona (Italy)	ITL	10,000,000,000	40.00	TELECOM ITALIA	40.00

1108

(continued) List of companies consolidated by the equity method

Name (type of business)	Head office		Share capital	%	held by	% held by Telecom Italia Group
TDL BELGIUM S.A. (publishing e marketing of directories)	Bruxelles (Belgium)	FB	100,000,000	47.00	THOMSON DIRECTORIES	
TELELEASING – Leasing di Telecomunicazioni e Generale S.p.A. (financial leasing of real estate and other assets)	Turin (Italy)	ITL	18,977,770,000	20.00	SAIAT	20.00
TELEKOM AUSTRIA A.G. (wireline telephony)	Wien (Austria)	EUR	1,090,500,000	29.78	STET INTERNATIONAL NETHERLANDS	29.78
TELEKOM SRBIJA a.d. (wireline telephony)	Belgrade (Serbia)	YUN	10,907,385,234	29.00	STET INTERNATIONAL NETHERLANDS	29.00
TRADECOM – Soluzioni avanzate per il commercio, il turismo e i servizi S.p.A. (services related to telecommunications, information and multimedia technologies)	Rome (Italy)	ITL	500,000,000	24.50 24.50	FINSIEL SARITEL	43.53
UBA – NET S.A. (teledidactic services)	Buenos Aires (Argentina)	ARS	1,430,000	50.00	TRAINET	50.00
WEBEGG S.p.A. (information systems)	Ivrea (Turin, Italy)	EUR	33,107,000	30.20 19.80	FINSIEL TI.IT-TELECOM ITALIA I.T.	43.26

1109

LIST OF OTHER INVESTMENTS IN SUBSIDIARIES AND AFFILIATED COMPANIES

Name	Head office		Share capital	%	held by
SUBSIDIARIES					
9 TELECOM WEB EURL	Boulogne Billancourt (France)	EUR	8,000	100.00	9 TELECOM RESEAU
9 TELECOM PORTAIL EURL	Boulogne Billancourt (France)	EUR	8,000	100.00	9 TELECOM RESEAU
CONSULTEL S.p.A. (in liquidation)	Rome (Italy)	ITL	2,594,340,000	100.00	TELECOM ITALIA
CZECH COMMUNICATION COMPANY A.S. (in liquidation)	Prague (Czech Rep.)	CSK	1,000,000	100.00	ETI
DATABANK Ltd (in liquidation)	London (UK)	GBP	230,000	99.99	DATABANK
DMR CONSIEL S.p.A. (in liquidation)	Rome (Italy)	ITL	500,000,000	51.00	CONSIEL
e-GEOS S.p.A.	Matera (Italy)	EUR	105,000	51.00 1.00 2.00	TELESPAZIO FINSIEL EURIMAGE
EMMEDI 97 S.r.l. sole director (in liquidation)	Rome (Italy)	ITL	20,000,000	100.00	GRUPPO BUFFETTI
FINSIEL HELLAS S.A. (in liquidation)	Koropi (Greece)	GRD	230,000,000	91.00	FINSIEL
GIALLO e.com S.p.A.	Turin (Italy)	EUR	100,000	100.00	SEAT PAGINE GIALLE
GIALLO VOICE S.p.A.	Turin (Italy)	EUR	100,000	99.00	SEAT PAGINE GIALLE
GIALLO WEB S.r.l.	Milan (Italy)	EUR	10,000	100.00	SEAT PAGINE GIALLE
IC SOFT S.p.A. (in liquidation)	Naples (Italy)	ITL	200,000,000	100.00	FINSIEL
IL CENTRO CONTABILE S.p.A. (in liquidation)	Rome (Italy)	ITL	4,379,426,000	89.70	GRUPPO BUFFETTI
INCAS FRANCE S.A.	Asnieres (France)	FRF	19,168,900	100.00	IS PRODUCTS
IREOS S.p.A. (in liquidation)	Rome (Italy)	ITL	200,000,000	100.00	TELECOM ITALIA
LATIN AMERICAN NAUTILUS ARGENTINA S.A.	Buenos Aires (Argentina)	ARS	12,000	99.99 0.01	LATIN AMERICAN NAUTILUS S.A. Nominees
MARKET & INDUSTRY ANALYSTS S.A.	Bruxelles (Belgium)	FB	4,340,000	80.00 20.00	DATABANK DATABANK CONSULTING
MC LINK S.p.A.	Rome (Italy)	ITL	2,311,000,000	66.00	SEAT PAGINE GIALLE
MEDITERRANEAN BROAD BAND ACCESS S.A.	Creta (Greece)	GRD	4,000,000,000	60.00	STET INTERNATIONAL NETHERLANDS
MEDITERRANEAN NAUTILUS ITALY S.p.A.	Rome (Italy)	EUR	100,000	100.00	MEDITERRANEAN NAUTILUS Ltd
MEDITERRANEAN NAUTILUS ISRAEL Ltd	Tel Aviv (Israel)	ILS	1,000	100.00	MEDITERRANEAN NAUTILUS Ltd
NETHERTELEC S.A.	Quito (Ecuador)	XAF	40,000,000	99.99 0.01	STET INTERNATIONAL NETHERLANDS Nominees
NICKEL ACQUISITION CORPORATION	New York (Usa)	USD	1	100.00	SOGERIM
SCS COMUNICAZIONE INTEGRATA S.p.A. (in liquidation)	Rome (Italy)	ITL	1,200,000,000	100.00	SEAT PAGINE GIALLE
SEAT CAPITAL INVESTMENTS S.A.	Luxembourg	EUR	4,300,000	99.99	SEAT PAGINE GIALLE
TELECOM ITALIA IRELAND LIMITED	Dublin (Ireland)	EUR	2	100.00	TELECOM ITALIA
TELEHOUSE-INTERNET EXCHANGE S.A.	Gualdicciolo (Rep. S. Marino)	ITL	3,000,000,000	70.00	INTELCOM

1110

(continued) List of other investments in subsidiaries and affiliated companies

Name	Head office		Share capital	%	held by
T.I.SCOM S.A. (in liquidation)	Curitiba (Brazil)	BRL	7,735,000	51.00	TELESPAZIO
VALORIUS S.A.	Boulogne Billancourt (France)	FRF	250,000	100.00	9 TELECOM RESEAU
AFFILIATED COMPANIES					
BIBOP RESEARCH INT. S.p.A.	Milan (Italy)	ITL	1,000,000,000	41.20	SEAT PAGINE GIALLE
CESEN S.p.A.	Genoa (Italy)	ITL	1,219,000,000	39.00	CONSIEL
CITEL - Corporacion Interamericana de Telecomunicaciones S.A.	Monterrey (Mexico)	MXN	2,073,729,933	25.00	STET INTERNATIONAL NETHERLANDS
COMETEL Societe Espagnole	Bilbao (Spain)	EUR	35,000	40.00	JET MULTIMEDIA HOSTING
COSER S.c.p.A.	Catanzaro (Italy)	ITL	40,000,000	20.00	TRAINET
CZECH TELESPAZIO S.r.l. (in liquidation)	Prague (Czech Rep.)	CSK	1,500,000	40.00	TELECOM ITALIA
EXCITE ITALIA B.V.	Amsterdam (Holland)	NLG	100,000	50.00	SEAT PAGINE GIALLE
L'UFFICIO MODERNO S.r.l.	Florence (Italy)	ITL	20,000,000	15.00 15.00	GRUPPO BUFFETTI IL CENTRO CONTABILE
INFOMOBILITY Inc.	Delaware (USA)	USD	10	100.00	VIASAT
IRIDIUM SERVICES EUROPE GmbH & CO.KG (in liquidation)	Düsseldorf (Germany)	DM	29,000,000	34.00	IRIDIUM ITALIA
LABIA SERVICES S.p.A. (in liquidation)	Rome (Italy)	ITL	120,000,000,000	33.00 1.00	SAIAT FINSIEL
NETRIA S.A.	Lyon (France)	FRF	758,500	34.00	JET MULTIMEDIA
NORCABLE S.A. (in liquidation)	Buenos Aires (Argentina)	ARS	12,000	33.33	STET INTERNATIONAL NETHERLANDS
POLITEL S.A.	Warsaw (Poland)	PLZ	100,000	10.00 10.00	TMI TELEMEDIA INT. Ltd TELESPAZIO
SUD PARTNER S.a.r.l.	Tolosa (France)	EUR	40,000	24.00	JET MULTIMEDIA HOSTING
VOICEMAIL INTERNATIONAL Inc. (in liquidation)	California (USA)	USD	48,580	37.07	TELECOM ITALIA
CONSORTIUM SUBSIDIARIES					
CONSORZIO ABECA	Rome (Italy)	ITL	200,000,000	33.33 33.33	FINSIEL INTERSIEL
CONSORZIO CAISI - Consorzio annuari internazionali Seat Italcable (in liquidation)	Turin (Italy)	ITL	20,000,000	85.00	SEAT PAGINE GIALLE
CONSORZIO CONNET FORMAZIONE	Bari (Italy)	ITL	100,000,000	60.00 40.00	CONSIEL NETSIEL
CONSORZIO C.R.I.A.I. (in liquidation)	Naples (Italy)	ITL	110,002,000	27.27 27.27	FINSIEL SOGEI
CONSORZIO GEODOC	Rome (Italy)	ITL	200,000,000	90.00 10.00	FINSIEL TELESPAZIO
CONSORZIO GRUPPO STET PER ITALIA '90 (in liquidation)	Rome (Italy)	ITL	100,000,000	80.00 20.00	TELECOM ITALIA SIRTI
CONSORZIO IRIS BENI CULTURALI	Rome (Italy)	ITL	330,000,000	90.91 9.09	FINSIEL NETSIEL
CONSORZIO ISIB	Rome (Italy)	ITL	100,000,000	30.00 70.00	INTERSIEL FINSIEL
CONSORZIO NAUTILUS	Rome (Italy)	ITL	150,000,000	30.00 20.00	SSGRR MEDITERRANEAN NAUTILUS Ltd
CONSORZIO PAOLA	Udine (Italy)	ITL	16,000,000	100.00	INSIEL
CONSORZIO PROTER	Rome (Italy)	ITL	20,000,000	61.11	TELESPAZIO

(continued) List of other investments in subsidiaries and affiliated companies

Name	Head office		Share capital	%	held by
CONSORZIO SEGISIEL (in liquidation)	Rende (Cosenza, Italy)	ITL	200,000,000	85.00 15.00	INTERSIEL FINSIEL
CONSORZIO SER	Catanzaro (Italy)	ITL	200,000,000	46.00 5.00	INTERSIEL INSIEL
CONSORZIO SESIT	Rome (Italy)	ITL	100,000,000	70.00	FINSIEL
CONSORZIO SITA (in liquidation)	Rome (Italy)	ITL	250,000,000	80.00	FINSIEL
CONSORZIO SOFTIN (in liquidation)	Naples (Italy)	ITL	1,700,000,000	100.00	FINSIEL
CONSORZIO TURISTEL	Rome (Italy)	ITL	150,000,000	33.33 33.33	SARITEL FINSIEL
CONSORTIUM AFFILIATES					
CONSORZIO ACCAM	Rome (Italy)	ITL	12,000,000	33.33	EIS
CONSORZIO AIACE	Milan (Italy)	ITL	20,000,000	25.00	DATABANK S.p.A.
CONSORZIO ALINARI 2000	Florence (Italy)	ITL	50,000,000	50.00	FINSIEL
CONSORZIO ALTEL	Rome (Italy)	ITL	100,000,000	50.00	TELESPAZIO
CONSORZIO ARCHIMEDE (in liquidation)	Catania (Italy)	ITL	75,000,000	50.00	FINSIEL
CONSORZIO ATLAS (in liquidation)	Rome (Italy)	ITL	140,000,000	42.84 14.29 14.29	TELESPAZIO ESRI ITALIA EUSTEMA
CONSORZIO CIFRA	Cagliari (Italy)	ITL	120,000,000	25.00	KRENESIEL
CONSORZIO C.O.M.P.A. (in liquidation)	Bologna (Italy)	ITL	250,000,000	20.00	FINSIEL
CONSORZIO CSIA	Rome (Italy)	ITL	400,000,000	44.00	FINSIEL
CONSORZIO DREAM FACTORING	Rome (Italy)	ITL	150,000,000	20.00	TELECOM ITALIA
CONSORZIO ELETTRA 2000	Pontecchio Marconi (Bologna, Italy)	ITL	1,800,000,000	20.00	TELECOM ITALIA MOBILE
CONSORZIO FORFIN	Rome (Italy)	ITL	10,000,000	15.00 15.00	CONSIEL SOGEI
CONSORZIO PER LA FORMAZIONE INTERNAZIONALE - C.F.I.	Rome (Italy)	ITL	200,000,000	20.00	TELECOM ITALIA
CONSORZIO I.T.A.	Rome (Italy)	ITL	24,000,000	33.33	TELESPAZIO
CONSORZIO R.E.S. - Raggruppamento Europeo per la Sicurezza	Rome (Italy)	ITL	600,000,000	50.00	TELECOM ITALIA
CONSORZIO SI.GE.T. (in liquidation)	Rome (Italy)	ITL	100,000,000	40.00	FINSIEL
CONSORZIO SIMT	Rome (Italy)	ITL	100,000,000	45.00	FINSIEL
CONSORZIO SISIM (in liquidation)	Rome (Italy)	ITL	90,000,000	50.00	TELESPAZIO
CONSORZIO TECNOSIEL	Rome (Italy)	ITL	200,000,000	50.00	FINSIEL
CONSORZIO TELAER	Capodichino (Naples, Italy)	ITL	200,000,000	50.00	TELESPAZIO
CONSORZIO TELCAL	Catanzaro (Italy)	ITL	1,700,000,000	24.00 24.00	TELECOM ITALIA INTERSIEL
CONSORZIO TELEMED (in liquidation)	Rome (Italy)	ITL	200,000,000	33.33	TELECOM ITALIA
EUTELSAT	Paris (France)	EUR	381,700,000	20.37	TELECOM ITALIA

1112



Reports of the Independent Auditors and the Board of Statutory Auditors



PricewaterhouseCoopers SpA

AUDITORS' REPORT IN ACCORDANCE WITH ARTICLE 156 OF LEGISLATIVE DECREE N° 58 DATED 24 FEBRUARY 1998

To the shareholders of
Olivetti S.p.A.

1 We have audited the financial statements of Olivetti S.p.A. as of 31 December 2000. These financial statements are the responsibility of Olivetti S.p.A.'s directors. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards and criteria recommended by CONSOB. Those standards and criteria require that we plan and perform the audit to obtain the necessary assurance about whether the financial statements are free of material misstatement and, taken as a whole, are presented fairly. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors. We believe that our audit provides a reasonable basis for our opinion.

The financial statements of certain indirectly held Group companies (mainly Seat Pagine Gialle S.p.A., Telecom Italia Mobile S.p.A., Huit S.a.r.l., TI Web S.A. and 9 Telecom Reseau S.a.S.) held by Telecom Italia S.p.A., have been examined by other audit firms who have supplied us with their audit reports. Our opinion, as expressed in this report, in relation to the financial statements of these subsidiaries, used to verify the valuation of this subsidiaries, is also based on the audits carried out by other audit firms.

For the opinion on the financial statements of the prior year, which are presented for comparative purposes as required by law, reference is made to the report issued by us dated 12 June 2000.

3 In our opinion, the financial statements of Olivetti S.p.A. as of 31 December 2000 comply with the laws governing the criteria for their preparation; accordingly, they give a true and fair view of the financial position and of the results of operations of the company.

Sede legale: Milano 20124 Via Vittor Pisani 20 Tel. 0267831 Fax 0266981433 Cap. Soc. 7.220.000.000 i.v. Reg. Imp. Milano N. 278929/1999 C.F. e P. IVA 12979880155 Iscritta all'Albo Consob – Altri uffici: **Ancona** 60123 Via Corridoni 2 Tel. 07136881 – **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 – **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 – **Firenze** 50129 Viale Milton 65 Tel. 0554627100 – **Genova** 16121 Piazza Dante 7 Tel. 0105702013 – **Milano** 20122 Corso Europa 2 Tel. 0277851 – **Napoli** 80121 Piazza dei Martiri 30 Tel. 0817644441 – **Padova** 35137 Largo Europa 16 Tel. 0498762677 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 V.le Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37/39 Tel. 011556771 – **Trento** 38100 Via San Francesco 8 Tel. 0461237004 – **Treviso** 31100 Piazza Crispi 8 Tel. 0422542726 – **Udine** 33100 Via Marinoni 12 Tel. 043225789 – **Verona** 37121 Via Malenza 2 Tel. 0458002561

PRICEWATERHOUSECOOPERS

4 The company holds investments in subsidiary companies and has therefore prepared (as required by law) consolidated financial statements. These consolidated financial statements form an integral part of the annual financial statements for the purposes of providing adequate information on the financial position and the results of operations of the company and the Group. We have examined the consolidated financial statements and these, together with our audit report on them, are presented together with these financial statements.

Turin, 21 May 2001

PricewaterhouseCoopers SpA

Sergio Duca
(Partner)

This report has been translated from the original which was issued in accordance with Italian legislation.

(2)

1117



PricewaterhouseCoopers SpA

AUDITORS' REPORT IN ACCORDANCE WITH ARTICLE 156 OF LEGISLATIVE DECREE N° 58 DATED 24 FEBRUARY 1998

To the shareholders of
Olivetti S.p.A.

1 We have audited the consolidated financial statements of Olivetti S.p.A. as of 31 December 2000. These consolidated financial statements are the responsibility of Olivetti S.p.A.'s directors. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards and criteria recommended by CONSOB. Those standards and criteria require that we plan and perform the audit to obtain the necessary assurance about whether the financial statements are free of material misstatement and, taken as a whole, are presented fairly. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors. We believe that our audit provides a reasonable basis for our opinion.

The financial statements and consolidated financial statements of certain subsidiaries (mainly Seat Pagine Gialle S.p.A., Telecom Italia Mobile S.p.A.,TI Web S.A. and 9 Telecom Reseau S.a.S.) representing respectively 20% and 32% of consolidated assets and consolidated revenues, have been examined by other audit firms who have supplied us with their audit reports. Our opinion, as expressed in this report, in relation to the values of these subsidiaries included in the consolidation, is also based on the audits carried out by other audit firms.

For the opinion on the consolidated financial statements of the prior year, which are presented for comparative purposes as required by law, reference is made to our report dated 12 June 2000.

3 In our opinion, the consolidated financial statements of Olivetti S.p.A. as of 31 December 2000 comply with the laws governing the criteria for their preparation; accordingly, they give a true and fair view of the financial position and of the results of operations of the Group.

Sede legale: Milano 20124 Via Vittor Pisani 20 Tel. 0267831 Fax 0266981433 Cap. Soc. 7.220.000.000 i.v. Reg. Imp. Milano N. 278929/1999 C.F. e P. IVA 12979880155 Iscritta all'Albo Consob – Altri uffici: **Ancona** 60123 Via Corridoni 2 Tel. 07136881 – **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 – **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 – **Firenze** 50129 Viale Milton 65 Tel. 0554627100 – **Genova** 16121 Piazza Dante 7 Tel. 0105702013 – **Milano** 20122 Corso Europa 2 Tel. 0277851 – **Napoli** 80121 Piazza dei Martiri 30 Tel. 0817644441 – **Padova** 35137 Largo Europa 16 Tel. 0498762677 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 V.le Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37/39 Tel. 011556771 – **Trento** 38100 Via San Francesco 8 Tel. 0461237004 – **Treviso** 31100 Piazza Crispi 8 Tel. 0422542726 – **Udine** 33100 Via Marinoni 12 Tel. 043225789 – **Verona** 37121 Via Malenza 2 Tel. 0458002561

PRICEWATERHOUSECOOPERS

4 For a better understanding of the consolidated financial statements reference should be made to the explanatory notes to the consolidated financial statements, chapter "Valuation Criteria", in relation to the dispute with the Italian National Insurance Board (INPS) regarding the uncertainty of the amount of the payable in Telecom Italia S.p.A. relating to the pension fund of the personnel providing telephone services.

Turin, 21 May 2001

PricewaterhouseCoopers SpA

Sergio Duca
(Partner)

This report has been translated from the original which was issued in accordance with Italian legislation.

(2)

1119

Report of the Board of Statutory Auditors to the Olivetti S.p.A. Shareholders' Meeting, pursuant to art. 153 Legislative Decree 58/98 and art. 2429 of the Italian Civil Code.

(Translation from the original version in Italian)

To the Shareholders,

This report illustrates the monitoring activities performed by the Board of Statutory Auditors and the other duties it is required to perform pursuant to Legislative Decree no. 58/98 and art. 2429 of the Italian Civil Code and also with reference to the recently published Consob communication no. DEM/1025564 and related attachments of 6 April 2001.

The Company statutory financial statements as of 31/12/2000 show earnings of 869,820,034 euro and were consigned to the Board of Statutory Auditors together with the Directors' Report on Operations as prescribed by law. The Board of Statutory Auditors has verified that the statements were drawn up in compliance with legal requirements through its own auditing work and through the information provided by the Independent Auditors.

The Group consolidated financial statements at your disposal show a loss of 940 million euro and were similarly consigned to the Board of Statutory Auditors together with the Directors' Report on Operations as prescribed by under law.

1. The main business and financial operations transacted by Olivetti S.p.A. during financial 2000, regarding which the Directors kept the Board of Statutory Auditors periodically and fully informed, are summarised below and described in fuller detail in the Directors' Report on Operations:

- Following the contribution of the industrial operations of the Tecnost group to Tecnost Sistemi S.p.A., the latter was sold in February 2000 to Olivetti S.p.A., based on the reports drawn up by the experts appointed by the Presiding Judge of the Court of competent jurisdiction.

The sale of Tecnost Sistemi S.p.A. to Olivetti S.p.A. was preparatory to the subsequent contribution (at the end of the year) of Tecnost Sistemi S.p.A. to Olivetti Lexikon S.p.A. (which was subsequently renamed Olivetti Tecnost S.p.A.), as part of the Group industrial re-organisation.

- Conversion of Company preferred and savings shares into common shares, at par.

Free increase of share capital through the increase of the nominal value of all shares from 1,000 lire to 1,936.27 lire (1 euro) and simultaneous re-denomination of share capital in euro.

Both operations were resolved by the Extraordinary Shareholders' Meeting of 4 July 2000 and ratified by the competent Courts on 17 July 2000.

- Upstream merger of Tecnost S.p.A. into and with Olivetti S.p.A. The operation was approved by the companies' respective Shareholders' Meetings of 4 October 2000. It took effect for juridical purposes as from 31 December 2000 and for accounting purposes as from 1 October 2000. The share exchange ratio, the fairness of which was substantiated by the opinions of leading advisors and by the two independent auditors, based on balance sheet as of 30 April 2000, was set at 1.12 Olivetti shares for each Tecnost share. The object of the operation was to rationalise the ownership structure of the Olivetti Group.

The shareholders' resolutions were ratified by the competent Courts on 10 October 2000.

- Operations resolved by the Board of Directors of 18 December 2000 in execution of the powers granted by the Extraordinary Shareholders' Meeting of 7 April 1999:

a) increase in share capital for a maximum nominal amount of 357,184,480 euro through issuance of a maximum of 357,184,480 common shares cum warrants with a nominal value of 1 euro per share;



b) issue of a convertible bond loan for a maximum nominal amount of 1,600,186,470.40 euro;
c) increase in share capital for a maximum nominal amount of 678,650,512 euro through issuance in one or more tranches of a maximum of 678,650,512 common shares with a nominal value of 1 euro per share, of which up to 178,592,240 to service the exercise of the warrants as at point a) and up to 500,058,272 to service the conversion of the bonds as at point b).
The final share price, the warrant exercise price and the bond redemption premiums were set by the Board of Directors on 9 February 2001.
In the opinion of the Board of Statutory Auditors, the operations performed comply with the law and with the Articles of association, are in the interests of the Company, are not manifestly imprudent or hazardous, do not conflict with shareholder resolutions and do not compromise the integrity of the Company's net assets.

2. The Board of Statutory Auditors has not encountered any atypical and/or unusual operations by Olivetti S.p.A. with third parties or with related parties or infragroup operations.
The terms of the ordinary operations between Olivetti S.p.A. and related parties and Group companies are in the interests of the Company, are conducted at normal market conditions and consist largely of financial charges (totalling 331 million euro posted to the income statement) relating in the main to the debt acquired following the merger of Olivetti S.p.A. with Tecnost S.p.A.
The following operations with related parties and Group companies should also be mentioned:
• income from equity investments comprising dividends from subsidiary and associated companies and related tax credits for 1,430 million euro (of which 891 million euro of dividends from Telecom Italia S.p.A. accruing on earnings for 2000, 523 million euro of related tax credits and the balance for dividends from minor equity investments and related tax credits);
• capitalised costs for bond issues totalling 106 million euro, arising from the merger of Tecnost S.p.A. into Olivetti S.p.A., of which approximately 4 million euro have been amortised;
• other operations for smaller amounts as described in the Directors' Report on Operations.

3. The Board believes that the information provided in the Directors' Report on Operations with regard to infragroup operations and operations with related parties is adequate and reflects the company's interest in the transaction of such operations.

4. The reports issued by the auditors PricewaterhouseCoopers S.p.A. on 21/5/2001 pursuant to art. 153 of Legislative Decree 58/98 declare that the Company statutory financial statements and the consolidated financial statements and the related Directors' Report on Operations give a true and fair view of the operations and financial situation of the Parent Company and the Group.

5. During the Shareholders' Meeting of 4 July 2000, the shareholder D'Atri consigned to the Board of Statutory Auditors a copy of a letter sent by a lawyer to the Olivetti company on 2 July 1999 and attached sub H to the minutes of the said Ordinary Shareholders' Meeting as requested by the shareholder, which, according to the shareholder, constitutes a complaint to the Board of Statutory Auditors pursuant to art. 2408 of the Italian Civil Code.

1121

The Board of Statutory Auditors examined the document but was unable to ascertain its exact purpose. It therefore sent a letter to the shareholder (dated 12 July 2000) asking him to specify the matters he considered censurable and which he wished the Board to investigate.
Speaking at the Extraordinary Shareholders' Meeting of 4 October 2000, shareholder D'Atri declared that he would not reply to the letter of the Board of Statutory Auditors and to date the Board has not received any correspondence on the subject.

6. No petitions, complaints or objections have been brought in any way to the attention of the Board of Statutory Auditors.

7. During the year, Olivetti S.p.A. appointed the auditing firm PricewaterhouseCoopers S.p.A. to perform the following services in addition to the audit of the financial statements, the costs of which are deemed by the Board of Statutory Auditors to be congruous and adequate in view of the complexity and extent of the work involved:
• report on the share exchange ratio for the upstream merger of Tecnost S.p.A. into and with Olivetti S.p.A. The costs incurred amounted to 2 billion lire;
• report on the proforma consolidated data as of 30 June 2000 in respect of the above merger operation. The costs incurred amounted to 30 million lire;
• other activities for costs totalling 10 million lire.

8. During the year, Olivetti S.p.A. did not commission services from bodies with whom the auditing firm PricewaterhouseCoopers S.p.A. has relations on a continuous basis.

9. During the year, the Board of Statutory Auditors gave its opinions, pursuant to law, on the following matters:
• opinion on the audit engagement to the auditing firm Reconta Ernst & Young S.p.A. for the Company statutory and consolidated financial statements and the half-year reports pursuant to art. 159, par 1 Legislative Decree 58/98, on 2 June 2000;
• opinion on the correctness of the calculation of the emoluments of Directors with special responsibilities.

10. During the period between the Statutory Auditors' Report to 1999 Financial Statements and this Report, the Board of Statutory Auditors held 12 meetings. The Auditors also attended all the meetings of the Board of Directors held in 2000, for a total of eight meetings, and obtained information from the directors on the work performed and on the main business, financial and equity operations performed by the Company and its subsidiary companies.
Furthermore, an Auditor attended the meetings of the Remuneration Committee and of the Audit Committee.

11. Within the limits of its competence, the Board of Statutory Auditors ascertained and monitored compliance with the principles of correct administration, through direct observation, collection of informa-

tion from heads of function and meetings with the managers of the independent auditors for the purpose of exchanging significant data and information.
It has nothing of note to report.

12. Within the limits of its competence, the Board of Statutory Auditors also ascertained and monitored the adequacy of the Parent Company's organisational structure, and found nothing of note to report.

13. The Board of Statutory Auditors monitored the internal control system of the Company, whose structure is that of a holding company, verifying the activities and control procedures therein and confirming their adequacy.

14. Furthermore, the administrative-accounting system is adequate and reliable for the purposes of correct disclosure of operations.

15. Olivetti S.p.A. provided the subsidiary companies with the instructions necessary to ensure fulfilment of disclosure requirements pursuant to art. 114, par 2 Legislative Decree 58/98. These instructions are adequate to ensure compliance with legal requirements.

16. During the meetings held with the independent auditors, pursuant to art. 150, par 2 Legislative Decree 58/98, no comments or observations were made to the Board of Statutory Auditors as regards matters for which the auditors are responsible. The Board of Statutory Auditors therefore has nothing of note to report.

17. The corporate governance model adopted by the Company is based on the key points of the Voluntary Code of Practice for listed companies. Specifically:
• the Company By-Laws comply with Legislative Decree 58/98.
• the majority of Directors on the Board are "non-executive" and/or "independent".
• the Board of Directors has formed an Audit Committee and a Remuneration Committee.
• in accordance with art. 12 of the By-Laws, the Chairman of the Board of Directors is invested with full powers for the moderation of, participation in and voting at the Shareholders' Meeting, while the Chief Executive Officer reports periodically to the Board of Directors and to the Board of Statutory Auditors on the ordinary and extraordinary operations performed in the exercise of his powers.
• a specific function guarantees relations with institutional investors and shareholders.
The Report on Operations undertakes to take further action to ensure full compliance with the recommended principles in the interests of transparent and democratic governance of the Company.

18. The monitoring activities of the Board of Statutory Auditors have not found any omissions, censurable facts or irregularities to be reported to the shareholders and to the Controlling Bodies.
The Board of Statutory Auditors requested and obtained the Reports of the Boards of Statutory Auditors on the 2000 Annual Report of the companies controlled directly by Olivetti S.p.A. and – in view of its sig-

nificance – that of the Telecom Italia Mobile S.p.A. company. No critical matters were found in these reports or through the contacts with the Boards of Statutory Auditors, in particular that of Telecom Italia S.p.A.
In point 18 of its Report, and also at the specific request of Consob, the Board of Statutory Auditors of Telecom Italia S.p.A. highlights the acquisition in 1997 by STET International N.V. of a 29% share of TELEKOM Srbija a.d., concluding that at the present time nothing of significance has emerged that could vitiate the correctness of the Telecom Italia financial statements as of 31 December 1997, 1998, 1999 and 2000.

19. The Board of Statutory Auditors of Olivetti S.p.A. invites the Shareholders to approve the Company statutory financial statements as of 31 December 2000 as drawn up by the Board of Directors and, with reference to art. 153 par 2 Legislative Decree 58/98, has no objections to the proposal for the allocation of the income for the year.

Ivrea, 23 May 2001

The Board of Statutory Auditors

Angelo Fornasari
(signed in the original version)

Vittorio Bennani
(signed in the original version)

Franco Caramanti
(signed in the original version)

Edited by Litomontaggi - Pavone C.se (TO)
Printed in the month of June, 2001 by Grafiche Ferrero - Romano C.se (TO)
Cover: Grafica Michelangelo & C. - Ivrea (TO)

Exhibit 2.1

1127

1999 annual report

Olivetti S.p.A.

olivetti

Olivetti S.p.A.

1999 Annual Report

olivetti

1130

Indice

1132

olivetti

Olivetti S.p.A. – Registered Office: Ivrea, Via Jervis 77
Share capital Lire 4,897,704,838,000 fully paid – Registered under no. 158 of the Turin Register of Companies, Ivrea Office

Board of Directors

for the three-year term 1999 - 2001)

Chairman
ANTONIO TESONE

Chief Executive Officer
ROBERTO COLANINNO

Directors
SERGIO EREDE
PIER LUIGI FABRIZI
CESARE GERONZI
EMILIO GNUTTI
BRUNO LAMBORGHINI
ETTORE LONATI
LUIGI LUCCHINI
DINO MARCHIORELLO
LUCIANO MARINELLI
GORDON M W OWEN
PIERA ROSIELLO
IVANO SACCHETTI
DARIO TREVISAN

Chief Operating Officer

CORRADO ARIAUDO

Board of Statutory Auditors

Chairman
ANGELO FORNASARI

Auditors
VITTORIO BENNANI
FRANCO CARAMANTI

Alternate auditors
SERGIO LODI
MASSIMO NUTI

Independent Auditors

PRICEWATERHOUSECOOPERS S.P.A.

1134

Powers Delegated to the Company's Officers

Chairman:	legal representation and signature on the Company's behalf
Chief Executive Officer:	management powers mainly regarding ordinary administration


Directors' Report on Operations
olivetti

1136

Evolution of the Olivetti Group in 1999

The Olivetti Group underwent a sweeping transformation in 1999 as a result of the success of the Public Tender and Exchange Offer (hereafter the Tender Offer) for the common shares of Telecom Italia launched in February by Olivetti S.p.A. through its Tecnost S.p.A. subsidiary. The Tender Offer closed in June, with shareholders tendering 52.12% of Telecom Italia common shares.
This operation gave a decisive boost to Olivetti's mission as an industrial holding in high technology fields, placing the company firmly at the forefront of the fixed and mobile telecommunications industry. As the chart illustrating the Group structure shows, in addition to its telecommunications activities, Olivetti operates in information technology products and services with the subsidiaries Olivetti Lexikon and O.i.S., in specialised IT systems through Tecnost Sistemi (sold by Tecnost S.p.A. to Olivetti S.p.A. in February 2000) and in the highly innovative (and fast-growing) business of call-centre development for telecommunications operators, through Telemedia Applicazioni S.p.A. (TeleAp). In the real estate and related services area, Olivetti Multiservices continued its business growth.
Olivetti S.p.A. has also begun making selective investments in the Internet business with the acquisition - in February 2000 - of a 50% shareholding in Webegg S.p.A. (formerly Logicasiel, an equally owned joint venture with Finsiel S.p.A.). It has provided the company with funds totalling 46 million euro to finance an ambitious business plan.
With the acquisition of the Telecom Italia Group, the Olivetti Group owns (through Tecnost, Sogei and Olivetti) 45% of Lottomatica S.p.A., the leading player on Italy's betting and gaming systems market.

Current structure of the Olivetti Group


olivetti
73%
TECNOST
100%
olivetti lexikon
100%
Tecnost Sistemi
100%
TeleAp
18.0% Olivetti
1.5% Tecnost
25.5% Sogei (2)
LOTTOMATICA
55% (1)
TELECOM ITALIA
100%
OiS
100%
om s
50% Olivetti
50% Finsiel
WEBEGG

(1) 55.02% of common shares; 38.97% of total share capital
(2) Telecom Italia Group company

The decision to acquire a shareholding in Telecom Italia through a Tender Offer is related to the Olivetti Group's strategic decision to focus on and expand its telecommunications business. Advances in the new digital and multimedia technologies and market deregulation are opening up enormous opportunities in telecommunications and giving the industry a central role in the promotion of a new economic growth cycle and the creation of value across all world markets.

The bright prospects of this sector and the importance of the Italian market at a time of rapid change and growth in international telecommunications represent a major opportunity for a top European industrial player like Telecom Italia to deliver telecommunications infrastructures and services offering the technologies, quality and content required by the new "digital economy", in and outside Italy.

Olivetti and Tecnost's industrial plan for the re-launch of Telecom Italia is a strategic program of cultural, professional and organisational change.

The guidelines of the plan to make the customer the focus of attention, to optimise the resources available, to motivate staff and to guarantee growing shareholder value.

The operation was announced at the end of February 1999, when Tecnost S.p.A. and Olivetti S.p.A. declared their intention of proceeding with an unsolicited public tender and exchange offer for 100% of Telecom Italia common stock (represented by 5,255,131,631 shares), against a consideration composed partly of cash, partly of bonds issued by Tecnost International N.V. (wholly owned by Tecnost S.p.A.) and partly of Tecnost shares.

A total of 2,739,178,932 Telecom Italia common shares representing 52.12% of the common share capital were tendered during the Offer Period from 30 April to 21 May 1999.

On 25 May 1999, Tecnost and Olivetti announced their intention of collecting the tendered shares. The transfer of share ownership to Olivetti and Tecnost took place on 28 May 1999.

On 9 June 1999, pursuant to Law no. 474 of 30 July 1994, the Italian Treasury issued a Ministerial Decree "of Approval" (no. 119867), after which, on the same day, Olivetti and Tecnost were registered as Telecom Italia shareholders.

The consideration was paid on 23 June, that is, on the tenth stock exchange business day following registration in the Telecom Italia stock ledger; on the same day, Olivetti S.p.A. transferred to Tecnost S.p.A. 14.6% of the tendered Telecom Italia shares, for a price of 11.5 euro per share.

The total value of the Tender Offer in respect of shares tendered was 60,994 billion lire. The detail is as follows:

	Consideration per Telecom Italia share		Total value of the Tender Offer	
	Euro	Italian Lire	Euro/Millions	Lire/Bns
Cash	6.92	13,399	18,955	36,702
Bonds	2.90	5,615	7,944	15,381
Tecnost shares	1.68	3,253	4,602	8,911
Total	**11.50**	**22,267**	**31,501**	**60,994**

The Offerers used the following resources to finance the components of the consideration:

Consideration in cash:

- 23,236 billion lire (12,000 million euro) deriving from Tecnost's equity resources, raised through the share capital increase carried out during the period 21 June – 9 July 1999; Olivetti subscribed for its portion of the share capital increase, 96.68% of the total, on 23 June, the consideration payment date;
- approximately 8,911 billion lire (4,602 million euro) through a further increase in Tecnost share capital following the exercise by Olivetti, in order to obtain Tecnost shares for the benefit of Telecom Italia tendering shareholders, of the warrants on the shares issued as a result of the capital increase; to exercise these warrants, Olivetti utilised part of the syndicated bank loan organised with Chase Manhattan Plc, DLJ Capital Funding Inc., Lehman Brothers Commercial Paper Inc. and Mediobanca S.p.A. to finance the Tender Offer;
- approximately 2,904 billion lire (approximately 1,500 million euro) deriving from the issue by Tecnost International N.V. of a tranche of bonds additional to the tranche issued in respect of the Tender Offer consideration. This second tranche was underwritten by Chase Manhattan International, Donaldson Lufkin & Jenrette International, Lehman Brothers International (Europe) and Mediobanca S.p.A. and issued at the same time as the bonds issued in respect of the Tender Offer consideration. The resources raised by the new tranche of bonds were made available to Tecnost through infragroup borrowings given by Tecnost International N.V. to Olteco-Fin S.p.A. (then a wholly owned Olivetti subsidiary) and between Olteco-Fin S.p.A. and Tecnost;
- the remainder of approximately 1,651 billion lire (approximately 853 million euro) through utilisation of part of the above-mentioned syndicated bank loan to the Olivetti Group.

The resources raised by the loan were transferred as follows:
(i) a total of approximately 10,083 billion lire (about 5,207 million euro) to Olivetti, including about 8,911 billion lire (about 4,602 million euro) for the purpose of exercising the Tecnost warrants and about 1,172 billion lire (about 605 million euro) to cover the costs of the Tender Offer;
(ii) approximately 1,651 billion lire (around 853 million euro) to Tecnost through infragroup borrowings.
The above-mentioned bank loan was secured by guarantees which were cancelled following the repayment of the loan in July 1999 after the issue of the Tecnost International Finance N.V. 5- and 10-year bond loans.

Consideration in bonds:

Bonds guaranteed by Olivetti and Tecnost were issued by Tecnost International N.V. (wholly owned by Tecnost) and delivered to Telecom Italia shareholders at a rate of one bond for every Telecom Italia common share tendered.
The bonds mature over 5 years, from 23 June 1999 to 23 June 2004 (with an early redemption option for the issuer: not earlier than 36 months from the date of issue, nor earlier than 18 months from the date of issue in the event of heavier tax burden for the issuer) and bear a floating interest rate equivalent to three-month Euribor plus 185 base points p.a.
The bonds, listed in Italy and Luxembourg, were issued for a total nominal value of approximately 9,444 million euro (around 18,285 billion lire), of which approximately 7,944 million euro (around 15,381 billion lire) in respect of the Tender Offer consideration and approximately 1,500 million euro (around 2,904

billion lire) underwritten by Chase Manhattan International, Donaldson Lufkin & Jenrette International, Lehman Brothers International (Europe) and Mediobanca - Banca di Credito Finanziario S.p.A., as described above.

Consideration in shares:
Olivetti allocated Tecnost shares to Telecom Italia tendering shareholders at a rate of 3 Tecnost shares for every 5 Telecom Italia shares tendered. These Tecnost shares originated from the exercise by Olivetti of the warrants on the shares subscribed in respect of the Tecnost share capital increase.
Considering the response to the Tender Offer, a total of 1,643,506,088 Tecnost shares was issued through the exercise of warrants.
As mentioned earlier, in order to exercise its warrants, Olivetti utilised 8,911 billion lire of the proceeds raised by the bank loan.

In the period between the close of the Tender Offer and the close of the financial year, Tecnost (also through its controlled company Tecnost International N.V.) raised its common shareholding in Telecom Italia to 55% of current common share capital through stock purchases on the market for a total outlay of an additional 2,612 billion lire.

1141

Market scenario

1. Telecommunications services

Industry trends

In Europe and Italy, 1999 and early 2000 was a time of continuous progress towards a truly liberalised market and strong growth in demand for the telecommunications services industry.
The larger number of players and stronger competitive pressures generated a fall in prices and - for the dominant operators - an inevitable decline in market share. At the same time, competition fuelled a focus on greater efficiency, cost containment, use of more advanced technologies and development of new services. The strong expansion of mobile and Internet services provided many operators with new sources of revenue and income, and generally made up for the lack of growth or decline in their traditional businesses (fixed network voice services).
The regulatory changes are also bringing rapid structural changes in the industry. The assignment of new mobile and fixed telephony licences and the decrease in interconnection charges have raised the number and competitiveness of new entrants: in addition, the introduction of carrier preselection, number portability and local loop unbundling (already completed in some countries, and planned for 2000 in others) is boosting competition and extending it to urban communications.
All this is accompanied by the "Internet revolution". On one hand, the Internet is creating opportunities for new services, which often require telecommunications competencies to be integrated with skills in other sectors (for example, online trading or virtual banking services; the synergies in e-commerce among telecommunications, media and content; the new role of portals and advertising as a source of operator income, etc.). On the other, communication prices are falling and becoming increasingly independent of length and distance (v. the trend towards a flat rate for Internet access).
This scenario, together with rapid technological developments and innovation, is driving a sweeping operating and strategic repositioning among industry players.
Like information technology and the media, telecommunications is in the throes of an apparently never-ending wave of acquisitions, mergers and alliances that are fuelling a major industry shakeout. In 1999, in Europe and North America, the ICT-media area witnessed 6,008 transactions (up 26% compared with 1998), for a value of more than $1,200 billion (up 154% from 1998). 834 operations took place in the telecommunications area alone (up 38%), for a value of $686 billion (up 172% from 1998), many of absolute strategic and financial significance. There was a general reawakening in the European industry with a series of major operations, including the Olivetti-Tecnost Tender Offer for Telecom Italia and the Mannesmann acquisition by Vodafone-Airtouch (completed in 2000 and therefore not included in the data given here). Many agreements related to the Internet, such as the Time Warner/AOL merger and the announced merger between Seat Pagine Gialle and Tin.it.
The agreements among existing market players were accompanied by the continual formation and rapid growth of new businesses set up to take advantage of the favourable conditions on the financial markets. Many new companies were formed in the ICT and Internet sectors using venture capital, while all the world's stock markets showed great interest in financing their growth. In Europe, from the beginning of 1998 to the end of 1999, the number of listed companies in this area rose from 63 to 338, while average capitalisation increased from 107 to 295 million euro. Funds raised through IPOs in 1999 were triple those of 1998, with many IPOs relating to spin-offs formed to operate specifically in the Internet business.

Looking ahead, the areas offering the greatest growth potential for the telecommunications market are the Internet and mobile telephony.
The development of the Internet is currently hampered by limits on access speed (bandwidth), although new technologies such as ADSL and XDSL are being developed to overcome this. These solutions allow development of a high-speed Internet without involving a complete renewal of networks and infrastructures. Over the next few years, of course, technological progress is likely to generate a constant flow of new access solutions, giving users a wide choice: traditional but enhanced telephone networks, fibre optic metropolitan networks, TV and satellite networks and possibly, at a later date, power networks.
Easy Internet access is a necessary if not sufficient condition for rapid growth of e-commerce and e-business in Europe. Statistics indicate that e-commerce is just getting started in Europe; but the phenomenon is set to grow rapidly over the next few years and become a not insignificant source of income for telecommunications operators.
In the mobile telephony field, the arrival of third-generation telephones using the UMTS system is opening up new opportunities for interesting mobile commerce applications, especially for private users. For these applications, mobile Internet access, which is already possible with today's WAP technology, needs to be faster and simpler: in other words, it needs the new UMTS standard, which should become available in 2002. In the meantime, old and new mobile communication operators throughout Europe are competing for the UMTS licences being awarded by governments through auctions and other forms of bid. This will lead to further price decreases in voice communications and encourage users to switch more frequently from one operator to another: Industry players will therefore have to focus on value-added services and new applications as sources of revenues and income.

Market data

In quantitative terms, Dataquest estimates the growth of the European telecommunications services market at more than 12%, compared with an estimated world rate of 9.5%. The main growth drivers are clearly mobile telephony, data transmission and the Internet.
At the end of 1999, Europe had more than 154 million mobile service users, a penetration rate of nearly 40% of the population (23.6% at the end of 1998). Market growth (up 68% in a year, the equivalent of more than 60 million new customers) was once again stronger than the most optimistic forecasts and occurred mainly in the countries where operators focused on the prepaid system, with a variety of offers. According to recent forecasts, in 2003 the number of mobile links will overtake fixed lines and mobile telephony penetration will be around 65%; clearly, however, the annual market growth rate will gradually slow.
1999 also saw a rapid rise in use of the Internet in Europe, as a result of a number of factors: the introduction of the free-access formula, the new high-speed Internet solutions, the reduction in telephone charges, the expansion of network services, the growing awareness of the new technologies among business users and consumers, etc. The European market is considered to be about three years behind the US market, but in 1999, for the first time, this gap began to narrow.
With the spread of the Internet, use of telephone lines to transmit multimedia data and information rose rapidly, boosting the business performance of fixed networks, which had been eroded by the competition from mobile services and falling prices in the voice communications field.

In Italy, telecommunications services grew more rapidly in 1999 than in Europe as a whole: the European Information Technology Observatory (EITO) 2000 Report estimates the market to be worth 50,700 billion lire, an annual increase of 13.7%.
The key growth driver was mobile services: the number of users rose by 46.7% to more than 30 million, and the share of mobile services to the market as a whole rose from approximately 30% in 1998 to 36% in 1999. In this sector, Italy is the largest European market, with a penetration rate of 52%, exceeded only by the Scandinavian countries.
The Internet market expanded from 3.1 million subscribers at the end of 1998 to 5.6 million at the end of 1999 (up 80%). Despite strong growth generated by free-access offers or campaigns specifically targeting new users (e.g., Tin.it's "E-Vai" offer), the penetration rate (about 10% of the population) was below the European average, with ample room for growth.

The regulatory situation in Italy

Competitive pressures on the Italian market are rising as a result of:
- the increase in the number of fixed network operator licences from 42 in April 1999 to 89 at the end of the year;
- the assignment in July 1999 of the fourth mobile network operator licence;
- the opening on 1 January 2000 of the local loop market, which has already attracted a numbre of operators;
- the availability of the carrier preselection service for long-distance calls as from 1 January 2000 and later also for local calls;
- the availability of number portability and local loop unbundling as from July 2000.

These developments have been achieved as a result of the measures taken during 1999 by the Italian Ministry of Communications and the Antitrust Authority, which have enabled Italy to make up for much of its earlier delay in the liberalisation of the telecommunications industry; a number of constraints on price structures continue to represent a significant obstacle to the Telecom Italia offer and need to be eliminated.
The market areas in which the Authority's decisions in 1999 had the greatest effect were as follows:
- *review of charges:* while no changes were made to local call rates, a number of long-distance and international rates were reduced and a "proximity" rate was introduced for calls between local areas within the same district; time-based charges (TAT) were introduced on 1 November 1999 and monthly residential subscriber fees were raised to the same level. The carrier selection service was made available at district level on 1 November 1999 and not later than 1 January 2000 for local calls. Price-cap regulations were introduced on 1 August 1999 to run until 31 December 2002 for a basket of voice telephony services.
- *financing of the universal service:* in August 1999, the Authority ruled that the costs accrued by Telecom Italia for this service in 1998 were not to be shared out among the other operators, since their presence was still only marginal.
- *interconnection:* the charge proposals submitted by Telecom Italia to the Authority in July reduced prices and also incorporated a number of specific requests, in particular application of a single rate in large metropolitan areas and observance of the best-practise criterion indicated by the European Commission. The Authority approved the proposals, with a number of changes, in February 2000, with effectiveness backdated as from 1 January 1999. A further reduction in interconnection costs is planned in 2000.

- *fixed-to-mobile communications:* after the average 12% decrease in fixed-to-mobile calls introduced in March 1999, new charges were introduced on 17 February 2000.
- *numbering:* the Authority approved carrier preselection for fixed network customers, and the service was introduced in 2000, first for long-distance, international and fixed-to-mobile calls, and later also for local calls. As from 1 January 2000, fixed network customers can change operator without having to change the number assigned by Telecom Italia (number portability).
- *ADSL* (high-speed Internet): on 21 December 1999, the Authority authorised wholesale high-speed Internet access services based on ADSL technology. Tin.it began marketing an offer for the "retail" public on 26 January 2000.
- *local loop unbundling:* on 16 March 2000, the Authority approved regulations regarding local loop unbundling services and the promotion of innovative services (broadband, interactive, etc.). This means operators will have direct access to end users by leasing the relevant network components from Telecom Italia. Unbundling services will be available by September 2000.

2. Office products and specialised IT systems

The general market scenario in the *office products sector* was positive, despite strong competition especially in traditional segments.
Specifically, the plain-paper fax market grew by 20% compared with the previous year; demand was particularly strong in the promising multifunctional fax segment, with average growth of more than 30%.
Trends on the printer market varied from one segment to another. The ink-jet printer segment continued to record double-digit growth (up 15%), while sales of laser models were unchanged compared with 1998. The downturn in dot matrix printers continued, due to intense competition from laser and ink-jet equipment. In the copier market, sales of analog models fell by about 15% in 1999, a decrease that was more than compensated by the rise in sales of digital models. Shipments and margins improved in cash registers and calculators, thanks in part to demand fuelled by the introduction of the euro. The sharp rise in installations over the last few years kept demand high for profitable supplies and consumables, despite strong competition from sales of non-original products, which had a negative impact on price stability.
1999 also witnessed the emergence of a new demand trend fuelled by the strong growth of the Internet and telecommunications. One of the main new segments is Internet Appliances, a new class of easy-to-use, low-price, digital devices for access to the Internet and network services without a PC and without specialist IT skills. This market is growing fast: according to leading market research companies (e.g., IDC), in 2001 Internet appliances will be a more common access tool than PCs.

Trends on the *specialised IT systems* market varied. The gaming sector continued to report strong growth, with a further expansion in betting and in revenues. The introduction of the new "Formula 101" and "Bingo" games will lead to further growth in collection systems and networks and boost the number of sales points. Italy's gaming networks link more than 60,000 terminals; for the network alone, installation of a further 25,000 terminals is forecast, to give a total of approximately 50,000 terminals with real-time Internet links to the processing centre.
The recession of the last few years on the electronic test equipment and traffic and public transport automation systems markets continued, leading to falling prices and a surplus of offers.

1145

Group operating structure and activities

Since the conclusion of the Tender Offer for Telecom Italia, the Olivetti Group has focused on telecommunications services, while retaining important industrial interests in specific areas of the IT and office products fields and in the Internet business.
In telecommunications, Telecom Italia, a highly articulated group with operations in a range of sectors, directly operates a nationwide fixed network service. It is also active in mobile communications through TIM, in the Internet business with Tin.it, in satellite telecommunications through Telespazio and in multimedia services through Stream. Telecom Italia also runs operations in areas that complement its telecommunications businesses, including information technology (Finsiel, Telesoft, Sodalia, Saritel), manufacturing (Italtel) and system facilities (Sirti).
Outside Italy, Telecom Italia operates through a number of subsidiaries and associated companies, mainly in Europe and Latin America.
The Olivetti Group also operates in the IT field through directly owned subsidiaries including Olivetti Lexikon (office products and communication and imaging devices), OiS (IT services and solutions), TeleAp (Customer Relationship Management and Contact Centre solutions) and Tecnost Sistemi, the grouping for Tecnost's specialised service automation systems units, which were acquired directly by Olivetti S.p.A. on February 2, 2000. Also in February 2000, Olivetti acquired the Logica Group's 45% shareholding in Logicasiel S.p.A. Logicasiel, now named Webegg (and equally owned by Olivetti S.p.A. and Finsiel following a 46 million euro share capital increase), intends to become a high-growth provider of consultancy services and solutions for web companies.

1. Telecommunications services

Fixed-line telephony

This is Telecom Italia S.p.A.'s core competency and the Group's largest source of revenues.
The company closed 1999 with revenues of 35,856 billion lire, a decrease of 1.2% from 1998. Having completed an equipment modernisation and rationalisation program, in 1999 Telecom Italia kept industrial investments to 5,928 billion lire (down 28.4%) and reduced personnel to 76,150 people. Operating income rose by 41% to 7,108 billion lire.
The revenue decline was due to stronger competition and above all to the reduction in prices and charges: in terms of traffic minutes, communications rose by 11.4%. The improvement in operating income arose from more efficient management and lower fixed capital charges.
In fixed-line telephony, important changes in the regulatory scenario and competition led to the entry of large numbers of new competitors, structural reviews and reductions in prices and charges, and the introduction of new services. In the voice services area, the shift in demand from fixed-line to mobile telephony gathered strength.
In response to the new market conditions, Telecom Italia introduced new rates for national and international calls; promoted a variety of value-added services and introduced a range of new services ("Chi è"; "Numero Personale"); it continued to enhance customer care operations by extending the working hours of its call centres, improving the image and quality of the 187 service and launching an automatic night-time "12" service. It also expanded its sales network and introduced Internet sales solutions on the "www.telecomitalia.it" site.

In the business user area, Telecom Italia introduced a range of innovative services, including "Business Net" for telephony solutions and the "Ring" data service, which are based on leading-edge technologies. It also reported a strong increase in ISDN lines, reflecting business users' need to improve their data networks and Internet access. It formed Path.NET S.p.A., which runs the data carrier service for the Central Government Unified Network (Rete Unitaria delle Pubbliche Amministrazioni centrali dello Stato) and handles links with local government networks.
Telecom Italia paid special attention to Small and Medium Businesses (SMBs), a market offering particularly high potential. For these users, Telecom Italia created a new organisational structure comprising marketing, sales and customer care resources.
As competitive pressures rise and service prices are squeezed, Telecom Italia aims to defend margins on its fixed network business by containing overheads, rationalising investments and monitoring business users. At the same time, it intends to achieve growth by taking advantage of the opportunities opened up by the spread of the Internet and data transmission, fixed-to-mobile voice traffic, and the potential demand in certain user segments, including SMBs.

Mobile telephony

The Group operates in the mobile telephony field, its second-largest business in terms of revenues, through TIM, the leading European operator by number of customers.
Although competitive pressures are rising, with the entry of a third operator at the beginning of 1999 and a fourth in 2000, TIM's results have improved significantly: 1999 revenues rose by 21.2% to 14,425 billion lire; operating income was 5,126 billion lire (up 24.5%). At the end of 1999, TIM had 9,375 employees (up 5.4%) and 18.5 million customers, an increase of 4.2 million in just one year (up 30%).
TIM's growth, fostered by a still highly receptive market, was fuelled by the prepaid system, which rose from 72% to 82% of lines. Partly in response to strong competition, TIM enhanced its offer with a wide range of solutions, including "UNI-TIM" (Universal Number TIM), enabling users to utilise their cellphone number also for e-mail applications, fax and Internet browsing; "TIM Menù" for personalised charge plans; "TIM Menù autoricarica" with a bonus for incoming traffic; and a variety of value-added services, including services offering business users features that make cellular phones increasingly attractive, affordable tools.
Segmentation of customers and services, and knowhow exports were key elements in the company's business strategy. TIM achieved important success in Spain with Amena, the trademark of Retevisión Móvil, the country's third-largest GSM operator, in France with Bouygues and in Brazil, where it exports its trademark. Outside Italy, the mobile communication companies in which the Telecom Italia Group owns shareholdings had 13.8 million customers at 31 December 1999 (3.8 million calculated in relation to the percentage of equity owned), an increase of 101% compared with 1998.
In this situation, it is essential that TIM implement an effective customer retention policy based on continuous innovations in products and charge structures.
In the next few years, the company intends to offset the expected erosion of margins in traditional business segments and defend its leadership by moving in two directions: one, by focusing on high-consumption market areas where innovation is greater, two, by focusing on the development of value-added services and the new mobile commerce applications made possible as technology evolves. TIM is there-

fore committed to the application development of technologies and standards (SIM Toolkit, WAP, GPRS, UMTS) that will drive market growth by integrating mobile communications with the Internet.

The Internet

The growth of the Internet is a key strategic element for the Telecom Italia Group, which is already the market leader through Tin.it, an operating division that became a joint-stock company in April 2000. At the end of 1999, Tin.it had 1.99 million customers, a number that had already risen to almost 3 million by the end of April, for a market share of around 40%.
The growth guidelines drawn up for this sector cover: improvement of low-cost broadband infrastructures to give consumers and SMBs faster, easier access; introduction of turnkey e-business offers for web companies; development of portals, search engines and other Internet tools to boost content and market demand in various areas (schools, entertainment, music, SMBs, etc.).
Tin.it is also paying special attention to promoting the use of access terminals (PCs and other Internet access devices).
An important boost to the Internet business was Tin.it's launch of "Clubnet", a free network subscription, which contributed to the extremely rapid growth of the Italian Internet market in the second half of 1999. The success of this offer is attested by the number of subscribers, which rose to 1,286,000 by the end of 1999.
Besides ClubNet, Tin.it promoted a range of other initiatives to promote the Internet. The "Premium" formula for customers with high-performance requirements had about 700,000 customers by the end of the year. Good results were also achieved with "Tin Easy Way" for home installation and activation of access kits; a free Internet offer for schools; the development of the Enterprise portal for businesses and professionals; the launch together with Microsoft of Soluzioni 2000. A major initiative was the "e-Vai" operation launched with Olivetti Lexikon, which offers Internet navigation devices at extremely affordable prices. Following its launch in December, more than 40,000 orders were placed for "e-Vai" in four months. The high-speed ADSL access offer introduced on the retail market at the end of January 2000 has also been well received.
Mobile phone penetration could be used as a lever to boost the spread of the Internet among consumers in the future. An important advance in this area was TIM's launch of the UNI.TIM mobile access service described above, using the same number for all communications.
To take full advantage of the opportunities in the Internet sector, the Telecom Italia Board of Directors approved plans to spin off Tin.it and merge it with Seat Pagine Gialle.
The new Seat-Tin.it company will be one of the largest companies on the European Internet market, with operations across the entire Internet value chain. Further details about the project are provided in the section "Events subsequent to the end of the financial year".

Network development

The network infrastructure has been expanded in order to support growing national, international and Internet traffic. Development and application work is already at an advanced stage on a number of medium- and broadband technologies such as ADSL (Asymmetrical Digital Subscriber Loop), which currently

1149

covers 25 urban areas and for which 52,000 lines have been installed, ATM (Asynchronous Transfer Mode), SDH (Synchronous Digital Hierarchy) and HDSL (High-speed Digital Subscriber Loop). A key element of the strategy is the activation of proprietary international backbones. The main projects scheduled for completion this year are: a pan-European backbone wholly owned by Telecom Italia, with points of presence in nine west European countries, and the Nautilus project for the development of a fibre optic loop in the eastern Mediterranean area, to enable Telecom Italia to reach the main markets in this area by the end of next year. In this connection, Telecom Italia announced the formation of the Med-1 operating company, of which it owns 51%.

Satellite and multimedia telecommunications

In 1999, Telespazio, a Telecom Italia Group company, enhanced its role as a national centre for satellite engineering and services, taking part in a large number of international projects. Significant growth was achieved in mobile satellite messaging services, in part through Viasat, an associated company. An important industrial and partnership agreement was signed on 19 July 1999 with Lockheed Martin Global Telecommunications and TRW, for the formation of the Astrolink consortium to develop a global telecommunications services offer. Telespazio has invested approximately 465 billion lire in the consortium. The system will consist of a network of four geostationary satellites and related terrestrial components (network and satellite control centres, gateways), to deliver global interactive broadband data, voice and image services, on request.
In August, the US lead company on the Iridium project, in which Iridium Italia (a Telecom Italia Group subsidiary) has a 3.93% shareholding, filed for receivership. This led to a further fall in the NASDAQ share price of Iridium World Communication Ltd. and the stock was removed from the stock market list. Given the lack of a buyer, the company has gone into liquidation.
In the multimedia services area, Stream, in which Telecom Italia currently holds 50%, performed successfully in the second half of the year, with approximately 390,000 subscribers by the end of the year, an increase of approximately 150% from 30 June 1999.

International operations

The Telecom Italia Group's international operations are largely focused on southern Europe and Latin America, where it has an excellent positioning and an important share of the overall market, for a total of 30 million clients for fixed and mobile communication services (excluding Italy).
The Group is strengthening its position on the international marketplace with a strategy designed to:
- take advantage of the major growth opportunities in mobile communications, the Internet and data services;
- become a pan-regional mobile and data services operator in western Europe;
- consolidate its current position in Latin America;
- develop selective operations in the Mediterranean basin.

In Spain, Brazil and Argentina, Telecom Italia laid the groundwork for further major industrial and commercial growth. In Argentina, through Stet International Netherlands and in partnership with France Telecom, it acquired the remaining 35% of Nortel Inversora, and now jointly owns 100% of the company.

1149

Nortel Inversora is a holding that owns 60% of Telecom Argentina, one of the country's main integrated operators (local and long-distance fixed telephony, mobile telephony, value-added services, etc.). In June, through its mobile communications subsidiaries, Telecom Argentina won two PCS licences and extended those it already operated, thus strengthening its position in the mobile field.
In Brazil, through Bitel Participaçoes, Telecom Italia acquired control (51.8% of common stock) of the cellular operators Tele Celular Sul and Tele Nordeste Celular, buying out the local partner UGB: at the end of 1999, the two companies had 1.03 and 1.19 million customers respectively. A reorganisation is underway to simplify the operating structure of the Bitel group and exploit synergies.
In Spain, SIN raised its stake in Retevision, the country's second fixed network operator, from 21.7% to 28.7%. The Group also operates in Spain's mobile communications sector with Retevision Movil, which trades under the Amena name, and in the local telephone/CATV sector with Madritel, CTC and Euskaltel. Telecom Italia's Spanish operations are being rationalised with the creation (April 2000) of a new holding, Auna, which controls the Spanish telecommunications equity investments of Telecom Italia (37.5%), Endesa (38.9%) and Union Fenosa (23.6%). In March 2000, Retevision Movil was awarded a licence to run UMTS services in Spain.
In Greece, Telecom Italia operates through Stet Hellas, a 58%-owned subsidiary and the country's second-largest mobile communications operator with 1.18 million clients at the end of 1999.
In Austria, the Telecom Italia Group operates through Telekom Austria, of which it holds 25% plus one share. Telekom Austria was privatised in 1998; its mobile services operation is Mobilkom Austria, of which Telecom Italia also owns 25% plus one share. The main goal for 2000-2001 is to prepare Telekom Austria for a stock listing. The strategy is to maintain the company's leadership in the fixed and mobile businesses by concentrating on the creation of value and building a stronger position on the Internet market.
In France, the Telecom Italia Group owns more than 91% of 9Télécom, a fixed network operator which offers voice, data and Internet services through indirect access, and about 11% of Bouygues Télécom, the third mobile provider in France with 3.2 million customers at the end of 1999. Measures are being taken to reposition 9Télécom in order to maximise return on investments, with special attention to broadband access technologies, like ADSL.
Over the next few years, Telecom Italia intends to continue its international market expansion. Having won the third mobile operator licence in Peru in March 2000, and the third cellular communications licence in Turkey in April 2000 (with an offer presented jointly with IS Bank), Telecom Italia is bidding for the tenders relating to the privatisation of other national operators.

Other activities of the Telecom Italia Group

The Telecom Italia Group operates in the Information Technology business through its "Comparto Informatica" area, which comprises the Finsiel Group, Telesoft and Sodalia. In 1999, these companies had aggregate revenues of 3,074 billion lire, an increase of 19.8%; operating income was 237 billion lire.
The Finsiel Group operates on the Italian IT market where it offers systems integration, networking and facilities management services for public- and private-sector organisations, as well as new ERP business management systems. One of its key business areas is central and local government. Finsiel was recently awarded two long-term contracts with Italy's Court of Accounts and the State Comptroller.

The IT activities that complement or support the telecommunications operations are particularly important: Finsiel also provides network services development solutions for private and institutional customers, offered jointly with Telecom Italia.
Telesoft provides IT platforms and management software for telecommunications networks and services. It is involved in major Telecom Italia and TIM strategic projects, as the reference partner for the development and implementation of network operation support systems and business support systems.
Sodalia provides telecommunications network and services management software, in and outside Italy.
Important activities are conducted by Saritel, which supports the network value-added services offered by Telecom Italia, specialising in the management and integration of Italian end-user Internet and intranet application delivery platforms.
As part of the disposals program for the Group's non-core operations, an agreement was reached with Siemens for the separation of Italtel, with Siemens taking the fibre and radio transport segments, the mobile communications networks, the Necsy and Datentechnik subsidiaries and the equity investment in Siemens Telematica; Telecom Italia takes the fixed network business, which it will subsequently dispose of on conditions that guarantee its growth.
In addition, the real estate assets of Sirti were transferred to IMMSI, a new company that was subsequently admitted for trading (February 2000) on the Italian securities exchange. The objective is to focus the "industrial" company's strategies and operations on its core systems operations with a view to subsequent disposal.

2. Office Products

Olivetti operates in the Office Products business through the subsidiary Olivetti Lexikon, whose main activities are in office products and communication and imaging devices for business users, the SOHO market and consumers. With a primary focus on Europe and Latin America, Olivetti Lexikon markets its products in more than 70 countries through a variety of channels, including dealer networks, distributors and mass merchandising chains. It is present in the USA with the Royal brand.
During 1999, Olivetti Lexikon reviewed its technology and commercial strategies to accelerate enhancements to its offer; major investments were made in products using the proprietary bubble ink-jet technology - one of the company's key strengths - leading to the development of new printers, fax and a broad range of multifunctional products. In the ink-jet sector, the company increased sales of Olivetti branded products to make up for the decline in sales on the OEM market.
The printer offer for specialised applications has recently been enhanced with new models and work is continuing on digital products to flank the company's successful analog printers.
1999 also saw the entry of Olivetti Lexikon on to the market for Internet appliances, digital devices used instead of PCs for Internet access: this rapidly growing field offers extraordinary growth opportunities; the first results are expected next year as Olivetti Lexikon markets its new webphones, simple, low-cost devices for browsing and access to network services.
Olivetti Lexikon extended its strategic alliances with the formation in July 1999 of a joint venture with Philips Consumer Electronics. The new company, Jetech S.p.A. (51% Olivetti Lexikon, 49% Philips), designs, develops and produces ink-jet products for the fax and multifunctional product markets and the

promising home Internet appliances market. It is based in Italy and plans to begin launching a product range in 2000 to boost competitiveness on the consumer market.
In December 1999, Olivetti Lexikon reached an agreement with Tin.it - the Telecom Italia Group's Internet service provider - for "e-Vai", a major initiative to introduce people to the ICT world and promote use of the Internet.
Through the dedicated OLIWEB S.p.A. company, Olivetti Lexikon has made a key contribution to the project as regards development of hardware (including the Artjet 10 colour ink-jet printer) and the formulation of a global customer service plan.
Olivetti Lexikon continued to expand in Latin America, winning major orders from banks and public authorities (e.g., Banco de la Nacion, Banco de la Provincia de Buenos Aires, BBV Venezuela, Banco Ganadero Colombiano, the Mexican national insurance board) for the supply of services and products, including installation of more than 18,000 specialised printers.
Nevertheless, the Olivetti Lexikon Group's business results for 1999 were poor, with consolidated revenues down 13% from 1998 to 921 million euro and a net loss of 85 million euro, of which 58 million euro for provisions and non-recurringcharges for restructuring measures aimed at cutting overheads (mainly personnel downsizing). Important changes have been made to the company's management structure and the organisation of its top management since the start of financial 2000, including the appointment of a new Board of Directors.
The company is conducting an extensive review of methodology and structure, and has launched a series of key investments in new technologies and products, advertising, new industrial initiatives and sales and marketing.
Olivetti Lexikon is also raising the profile of the Olivetti brand on the national and international markets, through heavy investment in advertising, participation in local and international tradeshows and "Channel Identity", a project to enhance the image of the Olivetti dealer network with a new line of packaging, documentation and materials for sales outlets.
First-quarter 2000 results were encouraging (a clear turnaround in revenues, which rose 20% compared with the year-earlier period, and a 30% improvement in operating income compared with first-quarter 1999) and indicate that a significant profitability recovery can be reasonably expected for the full year.

3. Specialised IT systems

Olivetti operates in the specialised service automation systems area, with a special focus on gaming and betting systems, through Tecnost Sistemi. Its offer covers development, production and support of systems for:
- betting, ticketing and front-office automation (the parent company's Mael division and the Tiemme Sistemi S.r.l. and Tiesse S.c.p.A. subsidiaries).
- passenger management on public transport (Tecnotour S.p.A.).
- carpark and tollbooth control and automation systems (a division of Tecnost Sistemi S.p.A.).

Since the end of 1999, Tecnost Sistemi includes all the revenue-generating operations of parent company Tecnost S.p.A.'s Mael and Sistemi divisions, which were transferred to the Tecnotour S.p.A.. subsidiary. Tecnotour, renamed Tecnost Sistemi S.p.A., also holds the equity investments in Tiemme S.r.l., Thema S.p.A. and Tiesse S.c.p.A.

As described in the section "Events subsequent to the end of the financial year", Tecnost Sistemi S.p.A., a wholly owned Tecnost S.p.A. subsidiary, was acquired by Olivetti S.p.A. on 2 February 2000, for a price of approximately 250 billion lire.
The operation meets the need to rationalise the Group's operating structure, with Olivetti focusing on the management and development of industrial operations (run through directly owned subsidiaries) complementing the telecommunications business. As a result of the role acquired following the conclusion of the Tender Offer for Telecom Italia, Tecnost S.p.A. has become the holding for the Olivetti Group's telecommunications interests. The Tecnost Sistemi acquisition confirms Olivetti's strategic interest in a business characterised by high market growth, especially in the gaming segment.

4. IT and network services and solutions

The Olivetti Group's activities in this sector are mainly conducted through:
• the *O.i.S. Group*, consisting of OiS S.p.A. (100% Olivetti S.p.A.) and Olivetti Sanità S.p.A. (100% O.i.S. S.p.A.). This group addresses central and local government, industry and commerce, with a broad offer of solutions and services ranging from design and implementation of integrated information systems to organisation consultancy, project management, training and software maintenance. It recently started the development of activities resulting from the convergence of telecommunications and IT, focusing on the design and implementation of Internet Service Farms. In 1999, it developed a unit in IT security, secure networks and digital signature applications, which are winning strong market success. In 1999, O.I.S. reported revenues of 77 million euro and a loss of 17 million euro, of which more than 8 million euro relating to non-recurring provisions and charges to downsize the operating structure and workforce and achieve a more balanced organisation.
• *Telemedia Applicazioni S.p.A.* (100% Olivetti S.p.A.), formed in 1995 and dedicated to customer relationship management solutions. The TeleAp offer is largely concerned with the development of call centres, covering all phases from preliminary analysis and design, to the implementation and operating start-up of infrastructures, as well as staff training and updating. TeleAp offers businesses a broad selection of important call centre functionalities, with applications based on computer telephony integration. TeleAp's strength lies in a large number of commercial agreements and alliances with the leading IT and telecommunications players, of which the strategic alliances with CRM and Contact Centre market leaders Genesys and Siebel are particularly important. In 1999, TeleAp shipped more than 12,000 agent workstations in Italy and reported revenues of approximately 15 million euro; its client portfolio includes many of Italy's leading corporations.
• *Webegg* (equally owned by Olivetti S.p.A. and Finsiel S.p.A.) operates in the promising field of consultancy services and IT solutions for web companies, i.e., companies that operate, communicate and create business opportunities on the Internet. Webegg currently has about 260 employees and offices in Milan, Turin and Bologna. Its 1999 revenues were around 60 billion lire (up 15% compared with 1998). Its strategy is to take companies on to the Web by providing innovative solutions based on financial, services and telecommunications application platforms and leveraging partnerships with international companies. As explained in greater detail in the section "Events subsequent to the end of the financial year", Olivetti bought its investment in Webegg (formerly Logicasiel) from Britain's Logica group in February 2000, for

52 billion lire. The strategic objective of the operation is to strengthen Olivetti's direct interests in network solutions for business users. It is already present in this field through its TeleAp and Olivetti Lexikon subsidiaries, which will be enhancing their offers with new products, services, technologies and web appliances.

• *Olivetti Multiservices S.p.A.*, which operates in the real estate and services field. In addition to managing the Olivetti Group's real estate assets, the company aims to establish itself on the Global Service market, which, though still in its infancy, is recording significant growth as Italy's largest companies move more decisively into services. Olivetti Multiservices provides real estate management and maintenance services, with a growing focus on energy management, environmental certification, technological plant and work station design, digital archiving. It has UNI EN ISO 9001 quality certification. In 1999, it disposed of a number of non-strategic property assets and enhanced others in order to improve future profitability. It also moved into the building restructuring field as the controlling shareholder of a construction company set up together with other partners. In the energy management area, it is working on a project with Turin's municipal power authority for improvements to a co-generation centre owned by Olivetti Multiservices; the company is also examining possible partnerships for power production and sale as part of its plans to enhance the Scarmagno manufacturing facility.

The above activities generated overall 1999 revenues for Olivetti Multiservices S.p.A. of 41 million euro (up 35 million euro 1998), largely through operations outside the Olivetti Group (22 million euro).

1154

Human resources

At 31 December 1999, the Olivetti Group companies included in the consolidation had a total of 129,073 employees (16,742 at 31 December 1998).
Comparisons between the 31 December 1999 and 31 December 1998 figures are not significant; a breakdown of the situations as of 31 December 1998 and 31 December 1999 is set out below.

(employees)	December 31, 1999	December 31, 1999	Change
Olivetti S.p.A.	158	215	(57)
Finance companies	11	13	(2)
Olivetti Lexikon Group	4,679	5,693	(1,014)
Specialised I.T. Systems Group (*)	530	513	17
Telemedia Applicazioni	57	29	28
Real estate and services companies	305	268	37
O.i.S. Group	664	618	46
Tecnost Group:			
Telecom Italia Group	122,662	123,966	(1,304)
Other	7	-	7
Total Olivetti Group on a consistent comparable basis	**129,073**	**131,315**	**(2,242)**
Companies disposed of during 1999:			
Omnitel	-	5,553	(5,553)
Infostrada	-	2,446	(2,446)
Other companies	-	1,394	(1,394)
Telecom Italia Group acquired during the year 1999	-	(123,966)	123,966
Real number of employees (Olivetti Group consolidation area)	**129,073**	**16,742**	**112,331**

(*) non consolidated on a line-by-line basis in the Tecnost Group in 1999 as disposed of to Olivetti S.p.A. on February 2000

1156

Financial review

The Group

As a result of the Tender Offer for Telecom Italia S.p.A. by Olivetti S.p.A. and its Tecnost S.p.A. subsidiary, under which shares equivalent to 51.12% of common stock were tendered between 20 April and 21 May 1999 (which subsequent stock purchases on the market raised to 55% as of 31 December), a controlling interest was acquired in Telecom Italia S.p.A. pursuant to art. 2359 of the Italian Civil Code. The Telecom Italia Group was therefore included in the consolidation as from 1 January 1999 and was therefore a contributing factor to the Olivetti Group's costs, revenues, charges and income for the full year, with the amounts relating to the period prior to the acquisition (the first six months of the year) deducted from the net income figure and classified under the heading "Telecom Italia Group pre-acquisition result". Conversely, the equity investments in Omnitel and Infostrada (sold after the acquisition of Telecom Italia) and in Modinform and Olivetti Ricerca (also sold during the year) were excluded from the consolidation as from 1 January 1999 and their income statements were excluded from the consolidation as from the same date.
The radical change in the area of consolidation of the Olivetti Group means there is no significant basis for comparisons between the 1999 balance-sheet and income-statement figures and those of 1998. Nevertheless, for the purpose of full disclosure, the tables in this financial review set out the figures for both years.

***

In 1999, the Olivetti Group reported consolidated net income of 4,939 million euro arising from overall revenues of 28,207 million, largely through the Telecom Italia Group (27,104 million euro).
At 31 December 1999, the Olivetti Group's total shareholders' equity was 26,310 million euro (9,549 million after minority interests) compared with 1,943 million euro at 31 December 1998 (1,261 million after minority interests). The increase of 24,367 million euro was largely due to the share capital increases executed after the Tender Offer and to the year's income figure of 6,995 million euro, of which 4,939 million relating to the Olivetti Group.
Net financial indebtedness at 31 December 1999 was 27,379 million euro, an increase of 25,848 million euro compared with 31 December 1998 (1,531 million euro), largely as a result of borrowings relating to the Tender Offer, which are explained in detail below.
1999 capital expenditure amounted to 2,405 million euro, not including 1,518 million euro at the Telecom Italia Group in the period prior to the acquisition date.
R&D costs were 189 million euro.

Group Business Performance

1999 business performance is reflected in the reclassified statement of income set out below, which, for the purpose of full disclosure, also includes Telecom Italia Group data for 1999.
The statement classifies income components by nature, with separate disclosure of non-recurring income and expense items that are not expected to continue at a similar level in future periods given the expected evolution of the business.

Olivetti Group – Statement of income

(in millions of euro)	Year 1999 Total	%	of which: Telecom Italia Group (*)	%	Year 1998	%
Net revenues	28,207	100.0	27,104	100.0	3,702	100.0
Operating costs, net:						
Labour	(5,194)	(18.4)	(4,951)	(18.2)	(525)	(14.2)
Materials and services	(10,843)	(38.4)	(9,947)	(36.7)	(2,374)	(64.1)
R&D grants	22	0.1	20	0.1	7	0.2
Depreciation of tangible assets	(4,393)	(15.6)	(4,351)	(16.1)	(231)	(6.2)
Amortization of intangible assets:						
Consolidation goodwill	(698)	(2.5)	(56)	(0.2)	(22)	(0.6)
Others	(927)	(3.3)	(886)	(3.3)	(204)	(5.6)
Provisions for writedowns and risks	(653)	(2.3)	(537)	(2.0)	(104)	(2.8)
Other income, net	79	0.3	83	0.3	12	0.3
Result before non recurring income and charges, interest and taxes	**5,600**	**19.9**	**6,479**	**23.9**	**261**	**7.0**
Non recurring income						
Gains on disposals and other non recurring income (**)	7,149	25.3	145	0.5	554	15.0
Non recurring costs						
Tender Offer costs	(740)	(2.6)				
Losses on disposals and other non recurring charges (**)	(1,028)	(3.6)	(718)	(2.6)	(228)	(6.2)
EBIT	**10,981**	**39.0**	**5,906**	**21.8**	**587**	**15.8**
Interest payable and other financial charges, net	(149)	(0.5)	(302)	(1.1)	(76)	(2.0)
Exchange rate differences, net	(30)	(0.1)	(24)	(0.1)	(4)	(0.1)
Value adjustments to financial assets	(600)	(2.2)	(584)	(2.2)	(22)	(0.6)
Result before taxes and minority interests	**10,202**	**36.2**	**4,996**	**18.4**	**485**	**13.1**
Taxes	(3,207)	(11.4)	(2,606)	(9.6)	(53)	(1.4)
Telecom Italia Group pre-acquisition income	(911)	(3.2)	(911)	(3.4)		
Minority interests	(1,145)	(4.1)	(1,270)	(4.7)	(304)	(8.2)
Net result for the year	**4,939**	**17.5**	**209**	**0.7**	**128**	**3.5**

(*) amounts restated for consolidation purposes in the Olivetti Group
(**) the amounts concerning the Telecom Italia Group in the consolidated accounts of this latter have been classified as extraordinary items

Group revenues for the year totalled 28,207 million euro (not comparable with the 3,702 million euro reported in 1998 due, as noted above, to the significant changes in the organisational and business perimeter), of which 27,104 million for the Telecom Italia Group (as from 1999 shown gross of amounts due to other telecommunications operators).

(in millions of euro)	1999	1998	Change
Olivetti Lexikon Group	917	1,055	(138)
Specialised I.T. Systems Group	85	81	4
Telemedia Applicazioni S.p.A.	11	1	10
Real estate and services companies	30	11	19
O.i.S. Group	60	75	(15)
Tecnost Group (Telecom Italia Group)	27,104	25,052	2,052
Total on a consistent comparable basis	28,207	26,275	1,932
Revenues from Telecom Italia Group acquired in 1999	-	(25,052)	25,052
Companies disposed of during 1999		2,479	(2,479)
Total Group	**28,207**	**3,702**	**24,505**

Operating costs and other recurring net charges amounted to 22,607 million euro in 1999, of which 20,625 million related to the Telecom Italia Group.

Specifically, 1999 depreciation and amortisation charges totalled 6,018 million (of which 5,293 million for the Telecom Italia Group). They included 638 million euro for amortisation of consolidation goodwill for six months, following the acquisition of 52.12% of Telecom Italia S.p.A. common stock in June 1999.

Earnings before interest and taxes and before non-recurring income and charges totalled 5,600 million euro (19.9% of net revenues).

Non-recurring income of 7,149 million euro comprised 7,000 million of capital gains from the year's disposals and 149 million from sundry income items and other income.

Capital gains from disposals of 7,000 million euro included:

- 289 million euro from the sale to Mannesmann in February 1999 of 12.4% of the equity of OliMan Holding B.V., as a result of which Olivetti's equity investment in the Dutch company decreased from 62.5% to 50.1%;
- 4,184 million euro from the sale to Mannesmann on 15 June 1999 of 31.5% of the equity of OliMan Holding B.V., as a result of which Olivetti's equity investment was further reduced, from 50.1% to 18.6%;
- 2,454 million from the sale in June 1999 of the residual 18.6% equity investment in OliMan Holding B.V. to OliMan Holding B.V. through a buy-back transaction, and elimination of the corresponding capital share in this company;
- 73 million euro from other disposals, including 26 million for Telecom Italia Group disposals (fixed asset and business unit disposals in respect of the reorganisation of the Italtel Group), 24 million from the sale on 29 March 1999 of Telecom Italia S.p.A. shares, 13 million from the sale of Wang Laboratories Inc. shares in respect of the Getronics N.V. Tender Offer, 5 million from the sale of the equity investment in Modinform S.p.A. and 5 million from the disposal of other fixed assets.

Other non-recurring income of 149 million euro comprised:

- 119 million relating to the Telecom Italia Group;
- 8 million from gains on receivables acquired from Wang in respect of acquisition value;
- 3 million from gains on the receivable for shares to be received from Wang Laboratories Inc. in relation to book value;
- 19 million for other income and sundry income.

Non-recurring costs totalled 1,768 million euro (718 million euro in 1998). They comprised the costs of the Tender Offer for Telecom Italia for 740 million euro, and other non-recurring charges for 1,028 million euro.

The costs of the Tender Offer amounted to 740 million euro and arose as follows:

- commissions totalling 355 million on the "Bank Credit Line" of 6,060 million euro granted by bank consortia;
- fixed commissions of 35 million due to banks for commitments of by these banks to underwrite a bond loan in the event of a Tender Offer take-up of more than 90%;
- commissions of 8 million on the bridge loan of 2,600 million euro granted by Mediobanca for the period between the closure of the Tender Offer and collection of the proceeds from the Olivetti S.p.A. share capital increase;
- registration duty of 196 million relating to the Tecnost S.p.A. and Olivetti S.p.A. share capital increases;
- fees of 60 million for the organisation and coordination of the operation;
- 16 million in legal services;
- 3 million in legal consultancy fees;
- 2 million in tax services and consultancy fees;
- 19 million in communication expenses;
- 11 million in commissions payable by Olivetti S.p.A. to the banks handling the operation;
- 12 million for the Consob surveillance contribution;
- 17 million for contract stamp duty;
- 6 million in other expenses, consultancy fees and commissions.

With regard to registration duty for the share capital increases, given the amount and nature of the charge and as explained in the notes to the consolidated financial statements, as from the current year this duty is to be directly charged as incurred.

Other non-recurring charges, totalling 1,028 million euro, largely comprised:

- a 164 million provision for future charges including:
  - 88 million for commitments to Mannesmann with regard to the sale of the equity investment in OliMan, in the event that Bell Atlantic should exercise its option to purchase Omnitel Sistemi Radiocellulari shares;
  - a prudent provision of 75 million for possible future charges as a result of the Tender Offer for C.C.I.L. shares, which was completed in early 1999;
  - 1 million in other charges;
- 280 million for charges relating to the downsizing of the workforce, including 251 million for the reorganisation of the Telecom Italia Group (mainly Telecom Italia S.p.A. and companies in the manufacturing and installation sectors) and 26 million for the Olivetti Lexikon Group;
- 187 million euro for Telecom Italia Group social welfare unification charges pursuant to Law no. 58/1992; these charges were recorded before the acquisition and consequently written off under the income statement caption "Telecom Italia Group pre-acquisition result";
- 29 million euro in charges sustained by Telecom Italia for the sale of 65% of Stream.
- 30 million in compensation to Wang Laboratories;
- a 23 million write-off for receivables due from OP Computers;

• 70 million to write off residual registration duty in respect of share capital increases (of which 66 million relating to the Telecom Italia Group), as a result of the introduction of a new accounting policy for these taxes as from the current financial year (previously, stamp duty was capitalised);
• 179 million in other non-recurring charges relating to the Telecom Italia Group.

Consolidated earnings before interest and taxes amounted to 10,981 million euro, compared with 587 million euro in 1998.

Interest expense and other charges, net, amounted to 149 million euro. They included net financial charges of 1,070 million euro, of which 449 million relating to the Telecom Italia Group and 621 million to other Group companies. Of this latter amount, 507 million related to bond loans and included 383 million for bond loans issued during the year in connection with the Tender Offer; these financial charges were offset by income from equity investments of 921 million euro, as follows:

- 146 million from equity investments in associated companies in the Telecom Italia Group;
- 757 million attributable to Tecnost S.p.A. for prepaid tax credits on Telecom Italia dividends, of which 233 million relate to dividends collected and 524 million to dividends not yet collected but recorded as accrued following the change in the accounting principle about dividends from subsidiary companies, to conform with the Telecom Italia Group accounting policies;
- 18 million in income from equity investments in associated companies relating to dividends and related tax credits.

Exchange rate differences showed a net loss of 30 million euro (of which 24 million relating to the Telecom Italia Group), mainly as a result of Italian lira exchange rate trends in relation to the non-EMU currencies in which the Group transacts its business and financial operations. The item included the effect of the year's hedging operations.

Value adjustments to financial asset generated a net write-down of 600 million euro, of which 584 million for the Telecom Italia Group. They largely related to the Group's share of the net results of subsidiaries and associated companies, valued with the equity method; they also included amortisation of consolidation goodwill arising at the time of purchase of these equity investments. The item also included 16 million euro relating to other companies in the Group, of which a 12 million euro writedown of securities held as current assets.

Taxation for the year amounted to 3,207 million euro, equivalent to 31.4% of pre-tax income, of which 2,606 million related to the Telecom Italia Group and 761 million to Olivetti S.p.A; such amounts are counterbalanced by 170 million in net prepaid tax credits at Tecnost S.p.A. in respect of the future benefit of the tax losses for the year which the Group is reasonably certain to realise in future years for the portion not offset by the deferred taxation on dividends (and relevant tax credit) by Telecom Italia accounted for as accrued.

Income attributable to minority interests was 1,145 million euro. It included 672 million attributable to the minority shareholders of the Telecom Italia Group and 508 million to those of Tecnost.

As a result, Group consolidated net income for 1999 was 4,939 million euro, net of 911 million relating to the net result of the Telecom Italia Group for the period prior to the acquisition.

Analysis of the Consolidated Balance Sheet

The Olivetti Group balance sheet as of 31 December 1999 is summarised in the table set out below:

(in millions of euro)	December 31, 1999 (a)	%	December 31, 1998 (b)	%	Change (a-b)
Short term assets:					
Financial resources and loans	3,426	4.5	1,517	19.6	1,909
Operating assets	12,430	16.5	2,380	30.7	10,050
Total short-term assets	**15,856**	**21.0**	**3,897**	**50.3**	**11,959**
Medium/long-term assets					
Financial receivables and securities	29	0.0	31	0.4	(2)
Intangible fixed assets	28,044	37.1	1,729	22.3	26,315
Tangible fixed assets	23,865	31.6	1,662	21.5	22,203
Other assets	7,732	10.3	422	5.5	7,310
Total medium/long-term assets	**59,670**	**79.0**	**3,844**	**49.7**	**55,826**
Total assets	**75,526**	**100.0**	**7,741**	**100.0**	**67,785**
Short-term liabilities					
Short-term debt	6,543	8.7	770	9.9	5,773
Operating liabilities	15,290	20.2	2,155	27.9	13,135
Total short-term liabilities	**21,833**	**28.9**	**2,925**	**37.8**	**18,908**
Medium/long-term liabilities					
Medium/long-term debt	24,291	32.2	2,309	29.8	21,982
Other medium/long-term liabilities	3,092	4.1	564	7.3	2,528
Total medium/long-term liabilities	**27,383**	**36.3**	**2,873**	**37.1**	**24,510**
Total liabilities	**49,216**	**65.2**	**5,798**	**74.9**	**43,418**
Total shareholders' equity	**26,310**	**34.8**	**1,943**	**25.1**	**24,367**
Total liabilities and shareholders' equity	**75,526**	**100.0**	**7,741**	**100.0**	**67,785**

Short-term assets at 31 December 1999 totalled 15,856 million euro compared with 3,897 million at 31 December 1998. The net increase of 11,959 million largely reflected an increase due to the assets of the Telecom Italia Group (12,751 million) and a decrease arising from the sale of the Omnitel and Infostrada consolidated equity investments for 1,260 million.

Medium/long-term assets amounted to 59,670 million compared with 3,844 million at the end of 1998. The net increase (55,826 million) arose largely from an increase for 25,922 million due to consolidation goodwill arising from the acquisition of Telecom Italia, of which 24,896 million related to the Tender Offer, and an increase of 32,729 million from the line-by-line consolidation of the Telecom Italia Group, set against a decrease arising from the deconsolidation of Omnitel and Infostrada.

Short-term liabilities at 31 December 1999 were 21,833 million euro, compared with 2,925 million at the end of 1998, an increase of 18,908 million largely attributable to the Telecom Italia Group.

Medium/long-term liabilities amounted to 27,383 million compared with 2,873 million at the end of 1998. The net increase of 24,510 million was largely due to the effect of the consolidation of Telecom Italia (8,121 million) and to the bond loans issued during the year (17,368 million), as analysed in greater

detail in the Explanatory Notes to the consolidated financial statements, and to a decrease as a result of the sale of Omnitel and Infostrada (1,241 million).
Analysis of capital invested at 31 December 1999 and related funding is set out below:

(in millions of euro)	December 31, 1999	%	December 31, 1998	%	Change
Short-term operating assets	12,430		2,380		10,050
Short-term operating liabilities	(15,290)		(2,155)		(13,135)
Operating working capital	(2,860)	(5.0)	225	5.6	(3,085)
Intangible fixed assets	28,044	49.4	1,729	42.8	26,315
Tangible fixed assets	23,865	42.0	1,662	41.2	22,203
Other assets	7,732	13.6	422	10.4	7,310
Capital invested (A)	**56,781**	**100.0**	**4,038**	**100.0**	**52,743**
Medium/long-term non financial liabilities	3,092	5.4	564	14.0	2,528
Minority interests	16,761	29.6	682	16.9	16,079
Group shareholders' equity	9,549	16.8	1,261	31.2	8,288
Total non financial sources (B)	**29,402**	**51.8**	**2,507**	**62.1**	**26,895**
Net financial indebtedness (A-B)	**27,379**	**48.2**	**1,531**	**37.9**	**25,848**

Capital invested in 1999 rose by 52,743 million euro, largely as a result of consolidation goodwill arising from the equity acquisition in Telecom Italia (in respect of both the Tender Offer and the subsequent stock purchases of the second half) and the inclusion of Telecom Italia in the Olivetti Group consolidation, net of the effect of the sale of controlling shareholdings (chiefly Omnitel and Infostrada).
Capital invested (56,781 million euro) was financed by non-financial sources for 51.8%, mainly through total shareholders' equity (26,310 million euro, equal to 46.4%), which rose by 24,367 million compared with 31 December 1998, largely as a result of the share capital increases at Olivetti S.p.A. (3,229 million euro), income for the year (4,939 million euro) and other movements totalling 120 million, as well as of the increase of 16,079 million in minority shareholders' equity.
The main capital operations performed during the year were as follows:

• share capital increases totalling 5,840,6 billion lire (3,016 million euro) completed in July 1999 with the issue of 1,497,601,424 common shares at 3,900 lire per share, in execution of the Board of Directors' resolution of 7 April 1999 making partial use of the powers granted by the Extraordinary Shareholders' Meeting of the same day, which authorised the issue of up to 1,521,923,691 common shares, each with a par value of 1,000 lire, reserved to holders of common, preferred and savings shares (including shares arising from the exercise of "Olivetti 1998-2002 common share warrants" prior to the utilisation of the pre-emptive right) and of holders of convertible bonds, at a price of 3,900 lire per share (equivalent to about 2.014 euro). In light of the actual number of warrants exercised, the exact number of shares issued was 1,497,601,424; the overall proceeds raised were used entirely to finance the Tender Offer;

• share capital increases totalling 270.4 billion lire (140 million euro), through the issue at par of 270,354,542 common shares following the exercise of an equal number of "Olivetti 1998-2002 common share warrants";

• share capital increases totalling 78 billion lire (40 million euro), through the issue at par of 78,006,880 common shares following the exercise of an equal number of bonds in respect of the "Olivetti 1998-2002 floating-rate bond loan";
• a share capital increase for a total amount of 12 billion lire (6 million euro), through the issue at par of 12,000,000 common shares for the benefit of managers of Olivetti S.p.A. and its subsidiaries following the exercise of an equal number of warrants reserved to such managers, in execution of the Board of Directors' resolution of 18 February 1998 in respect of the powers granted to the Board by the Shareholders' Meeting of 29 April 1993;
• a share capital increase for a total amount of 48.8 billion lire (25.2 million euro) through the issue of 21,038,333 common shares at 2,320 lire per share reserved to managers of the parent company and its subsidiaries in execution of the Directors' resolution of 9 June 1999 in respect of the powers granted to the Board by the Shareholders' Meeting of 7 April 1999;
• a share capital increase of 0.8 billion lire (0.4 million euro) through the issue of 847,233 common shares following the conversion of an equal number of "Olivetti 1998-2002 floating-rate" bonds.

Group net financial indebtedness (27,379 million euro) financed the remaining 48.2% of invested capital and rose by 25,848 million euro (8,138 million relating to the Telecom Italia Group) compared with 31 December 1998 (1,531 million euro, after the reclassification for consistency with 1999 of 18 million euro comprising interest accruals, and prepayments, included in indebtedness, and receivables due after 12 months, excluded from indebtedness). Net financial indebtedness is analysed below:

	December 31, 1999			
(in millions of euro)	**Telecom Italia Group**	**Other companies**	**Total**	**Dec. 31, 1998**
Financial resources	(2,092)	(1,155)	(3,247)	(1,453)
Current portion of medium/long-term debt	1,292	232	1,524	278
Short-term bank loans and amounts due to other providers of finance	3,677	799	4,476	426
Interest accruals and prepayments, net	95	269	364	2
Total short-term net financial indebtedness (resources) (A)	**2,972**	**145**	**3,117**	**(747)**
Medium/long-term net financial indebtedness (B)	**5,166**	**19,096**	**24,262**	**2,278**
Total net financial indebtedness (A+B)	**8,138**	**19,241**	**27,379**	**1,531**

The short-term net financial position in 1999 worsened by 3,864 million euro as a result of the following components:

(in millions of euro)	**Year 1999**
Short-term net financial indebtedness of the Telecom Italia Group as of the acquisition date	1,305
Change in the short-term financial position of the Telecom Italia Group after the acquisition date	1,667
Extraordinary proceeds	(11,565)
Extraordinary payments	29,939
Changes in interest accruals and prepayments and other, net	186
New medium/long-term loans, net of current portions	(17,668)
Total	**3,864**

Extraordinary proceeds of 11,565 million euro included the Olivetti S.p.A. share capital increases for 3,229 million euro, the Tecnost S.p.A share capital increase for the portion subscribed by minority shareholders (398 million euro) and proceeds of 7,153 million euro from OliMan.
Extraordinary payments of 29,939 million euro mainly comprised 26,899 million euro for the Tender Offer on Telecom Italia, 863 million euro for expenses relating to share capital increases and the costs of the Tender Offer, and 1,707 million euro for subsequent acquisitions of Telecom Italia stock (1,349 million euro) and Tecnost stock (358 million euro).
Net medium/long-term financial indebtedness rose by 21,984 million euro as a result of the following components:

(in millions of euro)	Year 1999
Medium/long-term net financial indebtedness of the Telecom Italia Group as of the acquisition date	5,233
Change in the medium/long-term financial indebtedness of the Telecom Italia Group after the acquisition date	(67)
Deconsolidation of equity investments disposed of during the year and other	(850)
New medium/long-term debt, net of current portions	17,668
Total	**21,984**

The caption New medium/long-term debt included bond loans for a total amount of 15,868 million euro issued by Tecnost through its subsidiaries, which, with the related guarantees, were as follows at the end of December 1999:

Issuer	Denomination	Maturity	Rate	Garantor	In millions of Euro
Tecnost Int. NV	Tecnost International NV 1999-2004 t.v.	5 years	Euribor at 3 months+1,85%	Olivetti and Tecnost	9,444
Tecnost Int. Finance NV	Tecnost Intl. Finance NV 1999-2004	5 years	5 3/8%	Tecnost	4,500
Tecnost Int. Finance NV	Tecnost Intl. Finance NV 1999-2009	10 years	6 1/8%	Tecnost	1,750
Tecnost Int. Finance NV	Tecnost Intl. Finance NV 1999-2029	30 years	5%	Tecnost	174
Total					**15,868**

In June 1999, Tecnost International N.V. issued a bond loan for a nominal value of 9,444 million euro in respect of the Tender Offer for Telecom Italia.
The bonds mature over 5 years, from 23 June 1999 to 23 June 2004 (with early redemption at the discretion of the issuer: not earlier than 36 months from the date of issue, nor, in the event of heavier tax burden for the issuer, earlier than 18 months from the date of issue for tax purposes), and bear a floating interest rate equivalent to three-month Euribor plus 185 base points.
The bonds, listed in Italy and Luxembourg, were issued for a total nominal value of approximately 9,444 million euro (about 18,285 billion lire), of which approximately 7,944 million euro (about 15,381 billion lire) in respect of the relevant Tender Offer consideration and about 1,500 million euro (about 2,904 billion lire) underwritten by Chase Manhattan International, Donaldson Lufkin & Jenrette International, Lehman Brothers International (Europe) and Mediobanca.

In July 1999, Tecnost returned to the international capitals markets with a mid-term 6.25 billion euro bond (12,100 billion lire, subdivided into two tranches). The rates applied to the bonds, which were issued by Tecnost International Finance N.V. (wholly owned by Tecnost International, which in turn is wholly owned by Tecnost S.p.A.) and guaranteed by Tecnost S.p.A. as part of a new program of Euro Medium-Term Notes (EMTN), are as follows:

- 5-year bonds for 4,500,000,000 euro, maturing in July 2004, at 5 3/8% p.a.
- 10-year bonds for 1,750,000,000 euro, maturing in July 2009, at 6 1/8% p.a.

The proceeds raised by the issue were used for early repayment on 30 July 1999 of the bank loan arranged in June to finance part of the cash consideration for the Tender Offer on Telecom Italia common shares. The operation was lead managed by Chase Manhattan, Donaldson Lufkin & Jenrette, Lehman Brothers and Mediobanca.

The early repayment of the bank loan enabled full release of all the guarantees and commitments pledged in respect of the Tender Offer, lowered average debt servicing costs and extended average maturity.

As part of the Euro Medium-Term Notes program, on 28 October 1999 Tecnost International Finance N.V. issued a bond loan repayable in 2009, subscribed in its entirety by a sole Japanese investor for an amount of 20 billion yen. The loan (over which a 5% yearly rate interest matures with reference to a notional amount of USD 18.6 million), was immediately converted into euro. An interest rate and currency swap contract was taken out on the loan for the entire amount and for a similar term, under which the original amount was converted into 174 billion euro and the fixed rate was converted into a six-monthly floating euro rate.

The changes analysed above in the short-term net financial position (a deterioration of 3,864 million euro) and in medium/long-term financial indebtedness (an increase of 21,984 million euro) generated a net financial requirement for the year of 25,848 million euro.

Information by sector (CONSOB communication no. 98084143)

A) Information by business sector

The consolidated statement of income set out on the following page shows the results for consolidation purposes of the companies included in the consolidation. These results differ from those appearing in the companies' respective statutory accounts. The principal consolidation adjustments are the elimination of intercompany gains and depreciation charges on assets transferred within the Group, the reversal of tax-related entries made largely in respect of depreciation, the valuation of equity investments (equity investments, by definition, appear in the consolidated accounts as the appropriate portion of the company's net equity used for consolidation purposes) and other adjustments made to align the results of the individual companies with the accounting policies adopted by the Group.
The reclassified consolidated balance sheet by company is also set out in the following pages.

1166

Olivetti Group – 1999 Financial Year

Analysis of the results of operating companies included in the consolidated financial statements

(in millions of euro)	Olivetti S.p.A.	Finance companies	Real estate and services companies	Olivetti Lexikon Group		Specialised I.T. Systems Group	
Third party revenues			30	917		85	
Revenues from Olivetti Group companies			23	4		9	
Total net revenues			53	921	100.0	94	100.0
Operating costs:							
Labour	(20)	(1)	(13)	(155)	(16.9)	(22)	(23.4)
Materials, services	(18)	(2)	(38)	(779)	(84.6)	(49)	(52.1)
R&D grants				2	0.2		
Depreciation of tangible assets	(2)		(9)	(29)	(3.1)	(1)	(1.1)
Amortisation of intangible assets:							
Consolidation goodwill	(3)						
Others	(20)	(2)		(5)	(0.5)	(2)	(2.1)
Value adjustments and provision for risks and charges	(29)	(2)	(1)	(29)	(3.2)	(5)	(5.3)
Other costs, net	(17)	2	(2)	19	2.1	(1)	(1.1)
Result before non recurring income and charges, interest and taxes	**(109)**	**(5)**	**(10)**	**(55)**	**(6.0)**	**14**	**14.9**
Gains from disposals and other non recurring income (*)	6,959	34	2	6	0.7	1	1.1
Tender Offer costs	(509)						
Other non recurring charges (*)	(247)	(17)	(14)	(29)	(3.1)		
EBIT	**6,094**	**12**	**(22)**	**(78)**	**(8.4)**	**15**	**16.0**
Interest payable and other financial charges	(59)	(121)	(2)	(7)	(0.8)	3	3.2
Exchange rate differences	(13)	2		5	0.5		
Value adjustments to financial assets	(2)	(14)					
Result before taxes and minority interests	**6,020**	**(121)**	**(24)**	**(80)**	**(8.7)**	**18**	**19.2**
Taxes	(761)		(1)	(6)	(0.6)	(1)	(1.1)
Telecom Italia Group result before acquisition							
Minority interests				1	0.1	(5)	(5.3)
Net income for the year for consolidation purposes	**5,259**	**(121)**	**(25)**	**(85)**	**(9.2)**	**12**	**12.8**

(*) The amounts concerning the Telecom Italia Group in the consolidated accounts of this latter have been classified as extraordinary items.

Telemedia Applicazioni S.p.A.		O.i.S. Group		Tecnost Group: Tecnost S.p.A.	Tecnost Group: Finance companies	Tecnost Group: Telecom Italia Group		Tecnost Group: Tecnost Consolidation adjustments	Tecnost Group: Total Tecnost Group		Consolidation adjustments	Total Group	
11		60		46		27,104			27,150		(46)	28,207	
4		17		6				(2)	4		(61)		
15	100.0	77	100.0	52		27,104	100.0	(2)	27,154	100.0	(107)	28,207	100.0
(2)	(13.3)	(30)	(39.0)	(19)		(4,951)	(18.2)		(4,970)	(18.3)	19	(5,194)	(18.4)
(11)	(73.4)	(49)	(63.6)	(36)		(9,947)	(36.7)	2	(9,981)	(36.8)	84	(10,843)	(38.4)
						20	0.1		20	0.1		22	0.1
		(1)	(1.3)	(1)		(4,351)	(16.1)		(4,352)	(16.0)	1	(4,393)	(15.6)
				(639)		(56)	(0.2)		(695)	(2.6)		(698)	(2.5)
		(7)	(9.1)	(7)		(886)	(3.3)		(893)	(3.2)	2	(927)	(3.3)
		(5)	(6.5)	(3)	(45)	(537)	(2.0)		(585)	(2.2)	3	(653)	(2.3)
		1	1.3	(1)		83	0.3		82	0.3	(5)	79	0.3
2	**13.3**	**(14)**	**(18.2)**	**(654)**	**(45)**	**6,479**	**23.9**		**5,780**	**21.3**	**(3)**	**5,600**	**19.9**
		3	3.9	1		145	0.5		146	0.5	(2)	7,149	25.3
				(231)					(231)	(0.8)		(740)	(2.6)
		(3)	(3.9)			(718)	(2.6)		(718)	(2.7)		(1,028)	(3.6)
2	**13.3**	**(14)**	**(18.2)**	**(884)**	**(45)**	**5,906**	**21.8**		**4,977**	**18.3**	**(5)**	**10,981**	**39.0**
		(2)	(2.6)	292	45	(302)	(1.1)		35	0.1	4	(149)	(0.5)
						(24)	(0.1)		(24)	(0.1)		(30)	(0.1)
				18		(584)	(2.2)		(566)	(2.1)	(18)	(600)	(2.2)
2	**13.3**	**(16)**	**(20.8)**	**(574)**		**4,996**	**18.4**		**4,422**	**16.2**	**(19)**	**10,202**	**36.2**
		(1)	(1.3)	170	(1)	(2,606)	(9.6)		(2,437)	(9.0)		(3,207)	(11.4)
						(911)	(3.4)		(911)	(3.4)		(911)	(3.2)
						(1,180)	(4.3)	34	(1,146)	(4.2)	5	(1,145)	(4.1)
2	**13.3**	**(17)**	**(22.1)**	**(404)**	**(1)**	**299**	**1.1**	**34**	**(72)**	**(0.5)**	**(14)**	**4,939**	**17.5**

Balance sheet by company as of 31 december 1999

(in millions of euro)	Olivetti S.p.A.	Finance companies	Reat estate and services companies	Olivetti Lexikon Group	Specialised I.T. Systems Group	Telemedia Applicazioni S.p.A.
Assets						
Short-term assets	696	540	30	613	133	13
Intangible fixed assets	74	12		28	5	
Tangible fixed assets	3		237	102	11	
Other assets	10,143	2,015	1	18		
TOTAL ASSETS	**10,916**	**2,567**	**268**	**761**	**149**	**13**
Liabilities						
Short-term liabilities	1,353	170	113	528	44	9
Medium/long-term liabilities	2,109	2,303	5	145	10	1
TOTAL LIABILITIES	**3,462**	**2,473**	**118**	**673**	**54**	**10**
TOTAL SHAREHOLDERS' EQUITY	**7,454**	**94**	**150**	**88**	**95**	**3**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**10,916**	**2,567**	**268**	**761**	**149**	**13**

1169

O.i.S. Group	Tecnost Group					Consolidation adjustments	Total Group
	Tecnost S.p.A.	Finance companies	Telecom Italia Group	Consolidation adjustments	Total Tecnost Group		
104	1,809	7,799	12,751	(8,315)	14,044	(317)	15,856
9	25	55	1,869	25,928	27,877	39	28,044
3			23,509		23,509		23,865
1	31,037	15,452	7,351	(46,319)	7,521	(11,938)	7,761
117	**32,871**	**23,306**	**45,480**	**(28,706)**	**72,951**	**(12,216)**	**75,526**
79	902	7,341	18,931	(7,362)	19,812	(275)	21,833
12	15,784	15,889	8,121	(15,451)	24,343	(1,545)	27,383
91	**16,686**	**23,230**	**27,052**	**(22,813)**	**44,155**	**(1,820)**	**49,216**
26	**16,185**	**76**	**18,428**	**(5,893)**	**28,796**	**(10,396)**	**26,310**
117	**32,871**	**23,306**	**45,480**	**(28,706)**	**72,951**	**(12,216)**	**75,526**

1170

Analysis of capital invested and net financial position by company as at 31 December 1999

(in millions of euro)	Olivetti S.p.A.	Finance companies	Real estate and services companies	Olivetti Lexikon Group	Specialised I.T. Systems Group	Telemedia Applicazioni S.p.A.
Inventories			2	163	13	
Third party receivables, net	4	2	11	242	56	7
Other assets	275	44	11	76	6	6
Short-term operating assets	**279**	**46**	**24**	**481**	**75**	**13**
Third party trade payables	30		18	193	15	6
Other liabilities	951	21	10	107	13	3
Short-term operating liabilities	**981**	**21**	**28**	**300**	**28**	**9**
Operating working capital, net	(702)	25	(4)	181	47	4
Intangible assets	74	12		28	5	
Tangible assets	3		237	102	11	
Other assets	10,143	440	1	18		
A) CAPITAL INVESTED	**9,518**	**477**	**234**	**329**	**63**	**4**
Medium/long-term non-financial liabilities	6	40	5	61	10	1
Total shareholders' equity	7,454	94	150	88	95	3
B) TOTAL NON-FINANCIAL RESOURCES	**7,460**	**134**	**155**	**149**	**105**	**4**
C) NET FINANCIAL INDEBTEDNESS (RESOURCES)	**2,058**	**343**	**79**	**180**	**(42)**	

1121

O.i.S. Group	Tecnost Group: Tecnost S.p.A.	Tecnost Group: Finance companies	Tecnost Group: Telecom Italia Group	Tecnost Group: Consolidation adjustments	Tecnost Group: Total Tecnost Group	Consolidation adjustments	Total Group
7			1,030		1,030		1,215
70	1		8,096		8,097		8,489
17	1,750	87	1,512	(977)	2,372	(81)	2,726
94	**1,751**	**87**	**10,638**	**(977)**	**11,499**	**(81)**	**12,430**
36	1		6,252		6,253	(8)	6,543
23	31	48	7,594	(24)	7,649	(30)	8,747
59	**32**	**48**	**13,846**	**(24)**	**13,902**	**(38)**	**15,290**
35	1,719	39	(3,208)	(953)	(2,403)	(43)	(2,860)
9	25	55	1,869	25,928	27,877	39	28,044
3			23,509		23,509		23,865
1	31,016	22	7,351	(30,868)	7,521	(10,392)	7,732
48	**32,760**	**116**	**29,521**	**(5,893)**	**56,504**	**(10,396)**	**56,781**
12	2		2,955		2,957		3,092
26	16,185	76	18,428	(5,893)	28,796	(10,396)	26,310
38	**16,187**	**76**	**21,383**	**(5,893)**	**31,753**	**(10,396)**	**29,402**
10	**16,573**	**40**	**8,138**		**24,751**		**27,379**

1172

B) Other information

It should be noted that:

• intercompany transactions between different business sectors or geographical areas are executed at market prices and eliminated during consolidation;

• a description of the types of products offered and services provided is given in the first half of the Report on operations.

"Introduction of the Euro" disclosure (CONSOB communication no. 98083971)

As from 1 January 1999, the accounts of the parent company Olivetti S.p.A. are kept directly in euro, beginning three years ahead of the 1 January 2002 date required by law.

The amounts disclosed in the parent company financial statements for 1999 and in the Group consolidated financial statements as of 31 December 1999, as well as the amounts in the Directors' Report on Operations, are therefore stated in euro.

With regard to the other Group companies included in the consolidation, plans are being made for the introduction of the euro as the currency of account, in parallel with the development of new information systems.

The expenses sustained by the Telecom Italia Group in this connection amounted to approximately 5 million euro, most of which have been charged as production costs since they concern services provided for adjustments and upgrades to information systems.

"Year 2000" disclosure (CONSOB communication no. 98079574)

The costs sustained by the Telecom Italia Group for information system adjustments (approximately 114 million euro) have been charged to the income statement; costs relating to the enhancement of software with new, more complex functionalities (62 million euro) have been capitalised as intangible fixed assets. These accounting policies are consistent with those adopted for the introduction of the euro.

With regard to the other companies in the Olivetti Group, the cost of projects undertaken in 1999 amounted to a total of 11 million euro. In accordance with the Group's general accounting policies, these costs have been capitalised since they relate to the introduction of new information systems based on technologies and architectures designed to implement the Year 2000 date change.

In a limited number of specific cases, existing information systems were adjusted to ensure Year 2000 compatibility; the relevant projects have been completed and the supplier has already provided the relevant certificates of conformity; a minimal amount of work is still underway and will be completed by the end of the current year.

The Plan for the introduction of new information systems will be completed during 2000 for an estimated total cost of one million euro.

The Parent Company, Olivetti S.p.A.

Olivetti S.p.A. closed financial 1999 with net income of 2,832.1 million euro (a net loss of 96.6 million euro in 1998).

Components contributing to this result included:

• positive components:

– 6,398.2 million euro of net extraordinary income, including a capital gain of 6,891.9 million arising from the sale of OliMan Holding B.V. (6,609.4 million euro from the sale of the residual 50.1% investment as a result of the Tender Offer for Telecom Italia common shares);

• negative components:

– 2,396.8 million euro in equity investment writedowns and coverage of losses, including a writedown of the equity investments in Tecnost S.p.A. and Olivetti International S.A. for 2,171.7 million in order to enjoy tax benefits for which the company would not otherwise have been eligible;

– 761.1 million euro in income taxes for the year;

– 175.6 million euro in provisions to the reserve for risks and future charges;

– 232.6 million euro in other net charges arising from ordinary operations, including interest expense of 72.2 million euro on borrowings raised mainly to finance the Tender Offer, depreciation, amortisation and writedowns of 39.1 million, contractual guarantees and indemnities for 53.1 million, personnel costs for 21.8 million, services for 40.9 million and other net charges for 5.5 million.

1999 capital expenditure totalled 17,241.5 million euro (396.7 million in 1998) of which:

– 17,239.4 million euro in equity investments (393.2 million in 1998);

– 2.1 million euro in tangible fixed assets (3.5 million euro in 1998);

Equity investment expenditure, totalling 17,239.4 million euro, comprised:

– 856.2 million euro for acquisitions, of which 827.8 million relating to 50% of the equity of C.C.I.L. Inc. purchased through a tender offer (and subsequently disposed of), 19.5 million for 9.8% of the capital of Tecnost S.p.A. (an operation performed before the share capital increase executed as a result of the Telecom Italia Tender Offer) and 8.9 million in other minor acquisitions;

– 16,208.3 million euro to underwrite share capital increases, mainly 16,205 million at Tecnost S.p.A. in respect of the Tender Offer and 2.8 million at Lottomatica S.p.A.;

– 174.9 million euro for loss coverage and share capital increases, relating to Olivetti International S.A. for 120 million euro, Olivetti Finanziaria Industriale S.p.A. for 19 million euro, Olivetti Ricerca S.p.A. for 11.5 million euro and Sy.F.A. S.p.A. for 24.4 million euro.

Parent Company shareholders' equity as of 31 December 1999 was 7,454.4 million euro (1,394.1 million euro at 31 December 1998) and net financial indebtedness was 2,058.4 million euro (59.7 million at 31 December 1998).

***

The business performance of the Parent Company in 1999 is reflected in the income statement set out below, with companies holding equity investments reclassified in compliance with Consob requirements pursuant to communication no. 94001437.

RECLASSIFIED INCOME STATEMENT

(in millions of euro)	Year 1999	Year 1998	Change
Financial income and charges			
1. Income from equity investments	16.8	47.7	(30.9)
2. Other financial income	63.8	65.5	(1.7)
3. Interest and other financial charges	(152.8)	(78.8)	(74.0)
Total financial income (charges)	**(72.2)**	**34.4**	**(106.6)**
Value adjustments to financial assets			
4. Equity investments revaluation	-	-	-
5. Equity investments write-downs	(2,396.8)	(197.0)	(2,199.8)
Total value adjustments to financial assets	**(2,396.8)**	**(197.0)**	**(2,199.8)**
6) Other income from operations	**17.1**	**40.8**	**(23.7)**
Other costs from operations			
7. Non-financial services received	(40.9)	(56.5)	15.6
8. Leases and rentals	(3.6)	(1.5)	(2.1)
9. Payroll	(21.8)	(26.8)	5.0
10. Depreciations, amortisations and write-downs	(39.1)	(72.8)	33.7
11. Provision for risks	(175.6)	(125.4)	(50.2)
12. Other operational expenses	(72.1)	(13.2)	(58.9)
Total other costs from operations	**(353.1)**	**(296.2)**	**(56.9)**
Loss before extraordinary items and taxes	**(2,805.0)**	**(418.0)**	**(2,387.0)**
Extraordinary income and charges			
13. Income	6,925.3	370.4	6,554.9
14. Charges	(527.1)	(49.0)	(478.1)
Extraordinary income	**6,398.2**	**321.4**	**6,076.8**
Result before taxation	**3,593.2**	**(96.6)**	**3,689.8**
15. Taxation	(761.1)	-	(761.1)
Net income (loss) for the year	**2,832.1**	**(96.6)**	**2,928.7**

1999 ordinary operations closed with a loss of 2,805 million euro (418 million in 1998), which included the following items:

- 80.6 million of financial income (113.2 million in 1998), of which:
  - 16.8 million of dividends and tax credits (14.2 million from Lottomatica, 1.7 million from Mediobanca, 0.6 million from Finsiel and 0.3 million from Fin. Priv.) compared with 47.7 million in 1998;

1175

* 63.8 million of other financial income (65.5 million in 1998) of which:
    - 17.1 million from securities held as current assets (28.2 million in 1998) consisting largely of government securities;
    - 17.2 million of interest from subsidiary companies (19.9 million in 1998) of which 8.6 million from Tecnost for borrowings related to the Tender Offer on Telecom Italia shares;
    - 29.5 million of interest and other income from third parties (15.6 million in 1998), specifically:
        - ✓ 9.5 million of receivables from the tax authorities (8.3 million in 1998),
        - ✓ 7.2 million of exchange rate gains (2.1 million in 1998),
        - ✓ 6.4 million from bank current accounts (1.4 million in 1998),
        - ✓ 6.4 million of other income (5.2 million in 1998).
- 152.8 million euro of interest expense and other financial charges (78.8 million in 1998) of which:
    * 11.8 million on bond loans (20.1 million in 1998),
    * 15.4 million on medium/long-term borrowings (18.5 million in 1998),
    * 58.1 million on borrowings related to the Tender Offer, of which 52.1 million payable to subsidiary companies,
    * 20.2 million of exchange rate losses (3.1 million in 1998),
    * 6.3 million from use of bank credit lines (5 million in 1998),
    * 15.5 million for early resolution of a hedging contract relating to fluctuation risks,
    * 25.5 million on other financial operations (32.1 million in 1998).
- a 2,396.8 million writedown of equity investments in subsidiaries and associated companies (197 million in 1998) including:

(in millions of euro)	1999	1998
Tecnost S.p.A.	2,071.3	-
Olivetti Lexikon S.p.A.	212.3	34.6
Olivetti International S.A.	100.4	62.2
Olivetti Finanziaria Industriale (O.F.I.) S.p.A.	14.6	54.1
Olivetti Multiservices S.p.A.	5.3	-
Eurofly S.p.A.	1.4	-
Modinform S.p.A.	-	32.5
Olivetti Ricerca S.p.A.	-	11.8
Sy.F.A. S.p.A.	24.4	14.3
Others	0.1	0.2
Total write-downs	2,429.8	209.7
Provision to the reserve for write-downs of investments	-	33.0
less: utilization of the reserve for the write-down of investments	(33.0)	(45.7)
Total	**2,396.8**	**197.0**

The Tecnost S.p.A. and Olivetti International S.A. equity investment writedowns, pursuant to art. 2426 par 2 of the Italian Civil Code, were made exclusively in order to enjoy tax benefits for which the company would not otherwise have been eligible; specifically, the Tecnost S.p.A. writedown was obtained by

decreasing book value by an amount equal to the difference between book value and the arithmetic average of daily stock prices for the last six months, as provided under art. 66, par 1 bis of Presidential Decree no. 917/1986; the Olivetti International S.A. writedown was obtained by adjusting book value to use the net equity.

Had these writedowns not been made, net income for the year and shareholders' equity as of 31 December 1999 would both have been higher by an amount of 1,368.2 million euro (2,171.7 million euro before taxes).

Use of the reserve for equity investment writedowns amounted overall to 33 million euro, of which 24.4 million for losses at Sy.F.A. S.p.A. and 8.6 million to cancel the residual amount which was no longer considered necessary.

- 17.1 million in other income from operations (40.8 million in 1998) largely comprising revenues from Group companies;
- 353.1 million of other costs of operations (296.2 million in 1998), including:
  - 40.9 million for non-financial services received (56.5 million in 1998);
  - 20.9 million in depreciation and amortisation (40.5 million in 1998) which chiefly included:
    - 19.9 million relating to intangible fixed assets (29.4 million in 1998), of which 16 million relating to expenses on share capital increases executed in 1999 as a result of the Tender Offer, and 3.1 million to expenses on a 1998 share capital increase,
    - 1 million relating to tangible fixed assets (11.1 million in 1998),
  - 18.2 million for writedowns of receivables (32.2 million in 1998) of which 17.5 million relating to receivables acquired from Wang Global S.p.A.;
  - 175.6 million for provisions to the reserve for risks and future charges (125.4 million in 1998) which included:
    - 87.6 million relating to commitments to Mannesmann in relation to the sale of the equity investment in OliMan, in the event of Bell Atlantic exercising its option to purchase Omnitel Sistemi Radiocellulari shares at a pre-determined price,
    - 74.6 million for possible future charges arising from the public tender offer on C.C.I.L. formulated in 1999,
    - 7.5 million for guarantees to the subsidiary O.F.I.,
    - 5.9 million for other risks and future charges,
  - 21.8 million for payroll costs (26.8 million in 1998) of which 1.9 million in lay-off charges;
  - 72.1 million for other operating charges (14.8 million in 1998) which included:
    - 29.8 million for indemnities to Wang Laboratories Inc.,
    - 5.1 million for taxes other than income taxes,
    - 23.3 million for guarantees,
    - 8.6 million for losses on receivables,
    - 5.3 million for other charges,
  - 3.6 million for leases and rentals.

The loss on ordinary operations of 2,805 million euro (418 million in 1998) was offset by net income of 6,398.2 million for non-recurring items, consisting of income of 6,925.3 million (370.4 million in 1998), which included capital gains on disposals for 6,907.1 million euro (286.8 million in 1998) and other income for 18.2 million (83.6 million in 1998).

Capital gains on disposals of 6,907.1 million mainly arose from the sale of equity investments, as follows:
• 282.5 million euro from the sale to Mannesmann on 19 February 1999 of 12.4% of the equity investment in OliMan Holding B.V., as a result of which Olivetti's investment in the Dutch company decreased from 62.5% to 50.1%;
• 6,609.4 million euro of which 4,155.8 million from the sale to Mannesmann AG on 15 June 1999 of 31.5% of the equity investment in OliMan Holding B.V., as a result of which Olivetti's investment further decreased, from 50.1% to 18.6%; and 2,453.6 million from the sale of the residual 18.6% equity investment in OliMan Holding B.V. to the issuer in order to cancel the corresponding capital stake of the latter;
• 13.3 million euro from the sale of the equity investment in Wang Laboratories Inc. through take-up of the public tender offer launched by the Dutch group Getronics in June;
• 1.5 million euro from the sale of 12.13% in Eurofly Service S.p.A.;
• 0.4 million euro from the sale of other equity investments.

Other income, amounting to 18.2 million euro, included:
• 8.1 million on collection of receivables repurchased from Wang Global S.p.A.;
• 2.8 million on collection of a higher amount of the receivable from Wang Laboratories Inc. for shares to be received;
• 7.3 million in other income.

Extraordinary charges amounted overall to 527.1 million euro (49 million in 1998) and comprised:
• 509.6 million for costs relating to the Tender Offer for Telecom Italia, as follows:
  * commissions totalling 305 million on the "Bank Credit Line " of 6,060 million euro granted by bank consortia to the Olivetti Group;
  * fixed commissions of 35.3 million due to banks for pledges by these banks to underwrite a bond loan in the event of a Tender Offer take-up of more than 90%;
  * 7.8 million in commissions on the 2,600 million euro bridge loan granted by Mediobanca for the period between the closure of the Tender Offer and collection of proceeds from the Olivetti S.p.A. share capital increase;
  * fees of 60.4 million for the organisation and coordination of the operation;
  * 30.1 million in registration duty relating to the 1999 share capital increase;
  * 16.4 million in legal services;
  * 2.9 million in legal consultancy fees;
  * 1.6 million in tax services and consultancy fees;
  * 18.5 million in communication expenses;
  * 10.9 million in commissions payable to the banks handling the operation;
  * 12.1 million for the Consob surveillance contribution;
  * 2.4 million for contract stamp duty;
  * 6.2 million in other expenses, consultancy fees and commissions;
• 7.1 million relating to the sale of equity investments, specifically:
  * 3.6 million in respect of Olivetti Ricerca S.p.A.;
  * 1.7 million in respect of Modinform S.p.A.;
  * 1.4 million in respect of the sale of Olivetti Sanità to OiS S.p.A.;
  * 0.4 million in respect of other equity investments;

• 10.4 million in other charges comprising:
  * 4.6 million relating to the guarantee given by Mannesmann A.G.;
  * 3.3 million to write off residual registration duty in respect of share capital increases; previously, registration duty was capitalised;
  * 2.5 million in other charges.

After providing income taxes totalling 761.1 million (of which 711 million for current taxes and 50.1 million for deferred taxes), net income amounted to 2,832.1 million (a loss of 96.6 million in 1998).
The **balance sheet** of Olivetti S.p.A. as of 31 December 1999 is summarised in the table below:

(in millions of euro)	Dec. 31, 1999	Dec. 31, 1998	Change
Short-term assets			
Financial resources	416.0	867.2	(451.2)
Operating assets	278.8	451.6	(172.8)
Total short-term assets	**694.8**	**1,318.8**	**(624.0)**
Medium/long-term assets			
Financial receivables and marketable securities	0.2	0.5	(0.3)
Equity investments	10,050.1	1,139.4	8,910.7
Other medium/long-term assets	170.8	63.5	107.3
Total medium/long-term assets	**10,221.1**	**1,203.4**	**9,017.7**
Total assets	**10,915.9**	**2,522.2**	**8,393.7**
Short-term liabilities			
Short-term debt	372.0	295.7	76.3
Operating liabilities	980.7	194.1	786.6
Total short-term liabilities	**1,352.7**	**489.8**	**862.9**
Medium/long-term liabilities			
Medium/long-term debt	2,102.6	631.7	1,470.9
Other medium/long-term liabilities	6.2	6.6	(0.4)
Total medium/long-term liabilities	**2,108.8**	**638.3**	**1,470.5**
Total liabilities	**3,461.5**	**1,128.1**	**2,333.4**
Shareholders' equity	**7,454.4**	**1,394.1**	**6,060.3**
Total liabilities and shareholders' equity	**10,915.9**	**2,522.2**	**8,393.7**

Short-term assets as of 31 December 1999 totalled 694.8 million euro, a decrease of 624 million compared with 1,318.8 million as of 31 December 1998, due largely to a reduction in interest-bearing current accounts relating to subsidiaries (341.2 million euro).
Medium/long-term assets as of 31 December 1999 totalled 10,221.1 million euro compared with 1,203.4 million as of 31 December 1998, a net increase of 9,017.7 million, of which 8,910.7 million in equity investments mainly arising from subscription of the share capital increase organised by the subsidiary Tecnost S.p.A. in respect of the Tender Offer (11,602 million), offset by a 2,071.3 million writedown of this equity investment.

Short-term liabilities amounted to 1,352.7 million euro compared with 489.8 million as of 31 December 1998; the 862.9 million increase comprised 76.3 million for increased debt and 786.6 million in operating liabilities, of which 761.1 million for income tax.
Medium/long-term liabilities, consisting largely of debt, totalled 2,108.8 million euro as at 31 December 1999, an increase of 1,470.5 million compared with 31 December 1998.
Specifically, medium/long-term debt rose by 1,470.9 million. The increase comprised the borrowing of 1,506.7 million from Olivetti Holding B.V. in respect of the Tender Offer, offset by a decrease of 74.3 million, of which a decrease of 35.8 million in amounts due to banks and 38.5 million for conversion of the "1998-2002 floating-rate bond loan".

The table set out below analyses capital invested as of 31 December 1999 and related financing:

(in millions of euro)	Dec. 31, 1999	%	Dec. 31, 1998	%	Change
Short-term operating assets	278.8	2.9	451.6	30.9	(172.8)
Short-term operating liabilities	(980.7)	(10.3)	(194.1)	(13.3)	(786.6)
Operating working capital, net	(701.9)	(7.4)	257.5	17.6	(959.4)
Long-term assets	10,220.9	107.4	1,202.9	82.4	9,018.0
Capital invested (A)	**9,519.0**	**100.0**	**1,460.4**	**100.0**	**8,058.6**
Medium/long-term non financial liabilities	6.2	0.1	6.6	0.5	(0.4)
Shareholders' equity	7,454.4	78.3	1,394.1	95.5	6,060.3
Total non financial sources (B)	**7,460.6**	**78.4**	**1,400.7**	**95.9**	**6,059.9**
Net financial indebtedness (B–A)	**2,058.4**	**21.6**	**59.7**	**4.1**	**1,998.7**

The rise of 8,058.6 million in capital invested arose from 9,530.7 million for subscription of the Tecnost share capital increase, net of the relative writedown and other equity investment writedowns, set against the 959.4 million euro change in operating working capital.
Capital invested was financed mainly by shareholders' equity (78.3%), which increased by 6,060.3 million as a result of net income for the year of 2,832.1 million and the share capital increase of 3,228.2 million. The residual (21.6%) was financed through external sources.

As of 31 December 1999, the Parent Company therefore had net financial indebtedness of 2,058.4 million, analysed in the table set out below:

(in millions of euro)	Dec. 31, 1999	Dec. 31, 1998	Change
Short-term financial resources			
Liquid funds	(98.9)	(55.0)	(43.9)
Financial assets and receivables from thrid parties	(251.7)	(391.3)	139.6
Financial assets and receivables from subsidiary companies	(65.3)	(419.6)	354.3
Financial assets and receivables from associated companies	(0.1)	(1.3)	1.2
Total short-term financial resources	**(416.0)**	**(867.2)**	**451.2**
Short-term debt			
Current portion of medium/long-term debt	63.7	168.0	(104.3)
Bank borrowings and amounts due to other providers of finance	280.3	106.0	174.3
Debt to subsidiary companies	28.0	21.6	6.4
Debt to associated companies	-	0.1	(0.1)
Total short-term debt	**372.0**	**295.7**	**76.3**
Total short-term net financial resources (A)	**(44.0)**	**(571.5)**	**527.5**
Medium/long-term financial assets			
Receivables for subsidised loans to subsidiary companies	(0.2)	(0.5)	0.3
Total medium/long-term financial assets	**(0.2)**	**(0.5)**	**0.3**
Medium/long-term debt			
Bonds	303.2	341.7	(38.5)
Debt to subsidiary companies	1,506.7	-	1,506.7
Bank borrowings and amounts due to other providers of finance	254.2	290.0	(35.8)
Medium/long-term accrued interest expenses	38.5	-	38.5
Total medium/long-term debt	**2,102.6**	**631.7**	**1,470.9**
Total medium/long-term net financial indebtedness (B)	**2,102.4**	**631.2**	**1,471.2**
Total net financial indebtedness (A+B)	**2,058.4**	**59.7**	**1,998.7**

The 527.5 million euro deterioration in the current net financial position reflected a decrease of 451.2 million in resources and an increase of 76.3 million in short-term debt. The decrease in resources was largely due to the decrease of 354.3 million euro in receivables and interest accruals from subsidiaries (of which receivables of 287.9 million due from OliMan Holding B.V. as of 31 December 1998 and collected on the sale of this company to Mannesmann A.G. in 1999) and to the decrease of 139.6 million in financial assets largely as a result of the closure of reverse repurchase agreements on securities.
Short-term debt rose by 76.3 million euro due to an increase of 174.3 million in exposure to banks and other providers of finance, largely in relation to the Tender Offer, offset by the 104.3 million reduction in the current portion of medium/long-term debt following payment of amounts due.

The medium/long-term net financial position deteriorated by 1,471.2 million euro, due for 1,506.7 million to the borrowing from Olivetti Holding B.V. in respect of the Tender Offer, offset by bond loan conversions of 38.5 million and repayments of amounts due to banks for 35.8 million.
The year's requirement therefore amounted to 1,998.7 million. In addition to the requirement of 89 million euro in respect of ordinary operations, it also included a requirement of 1,909.7 million euro in respect of the following extraordinary operations:

(in millions of euro)	Year 1999
Payments for Tecnost S.p.A. share capital increase (including the amount relating to shares subscribed by the Company deriving from the warrants not exercised by third parties for 0,8 millions of euro)	16,205.0
Disposal of Telecom Italia S.p.A. shares to Tecnost S.p.A.	(4,601.8)
Costs sustained for the Tender Offer for the Telecom Italia S.p.A. shares	502.4
Payments relating to equity investments acquired, loss coverage and reinstatements capital	257.6
Costs for share capital increase	81.2
Share capital increases:	
- 1999 share capital increase	(2,985.0)
- 1998-2002 common share warrants exercised	(171.1)
- conversion of 1998-2002 bond	(40.7)
- warrant exercise reserved to managers related to the stock option plan	(31.4)
Total financial effect deriving from the disposal of OliMan equity investment	(7,153.3)
Net financial effect deriving from the acceptance to Getronics N.V. tender offer on Wang Laboratories Inc.	(143.6)
Other income net	(9.6)
Total financial requirement for the year from extraordinary operations	**1,909.7**

Dealings with related parties

Olivetti S.p.A.'s financial and commercial dealings with subsidiaries and associated companies are conducted at market conditions and consist mainly of the provision of services, treasury operations and coordination of the activities of the subsidiaries, which is the natural role of a Group holding company.
Transactions and balances with such related parties can be summarised as follows:

(in millions of euro)	Subsidiary companies	Associated companies
Financial income	17.1	-
Financial charges	54.2	-
Other revenues	8.5	-
Purchases of goods and services	157.5	-
Trade and other receivables	3.9	0.5
Financial receivables	65.5	0.2
Trade and other payables	3.4	0.1
Financial payables	28.0	-

Employee stock options

During 1999, a "Three-Year 1999-2001 Stock Option Plan" for the benefit of approximately one hundred managers of Olivetti S.p.A. and its subsidiaries was approved as a tool to provide incentives and boost management loyalty. Authorised by a Directors' resolution of 9 June 1999 and supplemented with a subsequent resolution of 29 November 1999 (partly in recognition of the outstanding efforts during the Public Tender Offer for Telecom Italia), on the basis of the criteria previously established on 15 December 1998, the Plan provides for a maximum of 48 million warrants, which cannot be transferred inter vivos, to be assigned free of charge to the beneficiaries. Each warrant gives an option on one Olivetti common share at an overall price (nominal value + share premium) of 2,320 lire, for a maximum nominal share capital increase of 48 billion lire. This increase, resolved by the above-mentioned Directors' meetings in execution of the powers delegated in respect of art. 2443 of the Italian Civil Code (by the extraordinary Shareholders' Meeting of 7 April 1999) complies with the limits set by art. 134, par 2, of Legislative Decree 58/1998.
The warrants may be exercised at pre-specified times during the three-year period and may be accumulated until the end of the Plan. The first tranche was exercised during 1999; exercise of the second and third tranches has been set between 1 and 31 January of 2001 and 2002 respectively; the Plan also links access conditions to the performance of Olivetti's share price.
The Company has not implemented any operations favourable to subscription of its shares by its employees pursuant to art. 2358 of the Italian Civil Code.
During 1999, the Stock Option Plan approved in 1998 was completed with the second tranche of the Plan. These stock options were reserved for managers of Olivetti S.p.A. and its subsidiaries in recognition of the skills and efforts contributed by these managers to enable the Group, and the Parent Company in particular, to overcome the serious difficulties of the last few years.
The second tranche provided for the free assignment of 12,000,000 warrants with options on 12,000,000 Olivetti common shares at a price of 1,000 lire per share.
The exercise of these options generated a 12 billion lire increase in the share capital of Olivetti S.p.A.

Shares in Olivetti S.p.A. and its subsidiaries held by Directors and Statutory Auditors of the Parent Company (Consob regulation no. 11971/1999)

In compliance with Consob regulation 11971/1999, shares in the Parent Company and its subsidiaries held by the Directors and Statutory Auditors of Olivetti S.p.A. are detailed below:

	Companies	Shares held at Dec. 31,1998 (*)	Type of shares	Type of ownership	Shares purchased in 1999	Shares sold in 1999	Shares held at Dec. 31, 1999 (**)
Directors in office							
TESONE Antonio	Tecnost S.p.A.	207	common	indirect a)	0	0	207
	Telecom Italia Mobile S.p.A.	625	common	indirect a)	0	0	625
COLANINNO Roberto	Olivetti S.p.A.	0	common	direct	17,884,000 (6)	17,884,000	0
	Olivetti S.p.A.	1,085,960	common	indirect a)	2,221,790	1,805,000	1,502,750
	Olivetti S.p.A.	0	common	indirect b)	40,000	0	40,000
	Tecnost S.p.A.	0	common	direct	120,000	49,800	70,200
	Telecom Italia S.p.A.	0	common	indirect a)	112,000	94,000	18,000
	Telecom Italia S.p.A.	0	common	indirect b)	30,000	25,000	5,000
	Telecom Italia Mobile S.p.A.	25,000	common	indirect a)	0	25,000	0
EREDE Sergio	-	0	-	-	0	0	0
FABRIZI Pier Luigi	-	0	-	-	0	0	0
GERONZI Cesare	Olivetti S.p.A.	0	common	direct c)	7,500	5,500	2,000
	Tecnost S.p.A.	0	common	direct c)	31,200	22,200	9,000
	Telecom Italia S.p.A.	0	common	direct c)	2,500	750	1,750
	Telecom Italia S.p.A.	0	savings	direct c)	21,000	9,000	12,000
GNUTTI Emilio	Olivetti S.p.A.	3,702,125	common	direct	4,571,735	530,000	7,743,860
	Olivetti S.p.A.	0	common	indirect a)	127,600	90,000	37,600
	Olivetti S.p.A.	14,728,750	common	indirect d)	38,640,600	39,580,600	13,788,750
	Tecnost S.p.A.	0	common	indirect d)	1,721,160	1,659,900	61,260
	Tecnost S.p.A.	0	common	indirect d)	660 (3)	0	660
	Telecom Italia S.p.A.	0	common	indirect d)	1,655,000	995,000	660,000
LAMBORGHINI Bruno	Olivetti S.p.A.	22,750	common	direct	0	0	22,750
	Tecnost S.p.A.	0	common	indirect a)	4,166 (3)	0	4,166
	Telecom Italia Mobile S.p.A.	12,500	common	indirect a)	0	0	12,500
LONATI Ettore	Olivetti S.p.A.	5,535,000	common	direct	6,012,500	10,322,500	1,225,000
	Tecnost S.p.A.	0	common	direct	1,027,800	503,700	524,100
	Telecom Italia S.p.A.	0	common	direct	240,000	130,000	110,000
	Telecom Italia S.p.A.	0	savings	direct	1,000	1,000	0
	Telecom Italia Mobile S.p.A.	116,000	common	direct	4,000	18,000	102,000
LUCCHINI Luigi	Olivetti S.p.A.	0	-	-	0	0	0
MARCHIORELLO Dino	Olivetti S.p.A.	0	common	direct	60,000	30,000	30,000
	Tecnost S.p.A.	0	common	direct	12,000	0	12,000
	Telecom Italia S.p.A.	21,000	common	direct	0	11,000	10,000
	Telecom Italia Mobile S.p.A.	0	common	direct	10,000	0	10,000
MARINELLI Luciano	Olivetti S.p.A.	50,000	common	direct	2,170,000 (1)		2,220,000
				direct	978,800 (2)		978,800
				indirect a)	40,000		40,000
OWEN Gordon	-	0	-	-	0	0	0
ROSIELLO Piera	Olivetti S.p.A.	122,358	common	direct	22,198 (1)		
				direct	15,004 (2)		
				direct	5,000 (4)	5,000 (4)	159,560
	Olivetti S.p.A.	33,500	savings	direct	0	0	33,500
	Tecnost S.p.A.	0	common		3,300 (3) (4)	3,300 (4)	
SACCHETTI Ivano	-	0	-	-	0	0	0
TREVISAN Dario	Tecnost S.p.A.	0	common	direct	300 (3)	0	300
Directors not yet in office							
COHEN Peter	-	0	-	-	0	0	0
ESSER Klaus	-	0	-	-	0	0	0
GIRARD Franco	-	0	-	-	0	0	0
LIZIER GALARDI Maria Luisa	-	0	-	-	0	0	0
PARAVICINI CRESPI Luca	-	0	-	-	0	0	0
PIRELLI Alberto	-	0	-	-	0	0	0
REIMPELL Peter	-	0	-	-	0	0	0
WORMS Gérard	-	0	-	-	0	0	0
Chief Operating Officer							
ARIAUDO Corrado	Olivetti S.p.A.	194,400 (4)	common	direct	1,573,334 (8)	1,767,734	0
	Telecom Italia S.p.A.	0	common	direct	50,000 (4)	0	50,000
		0	savings	direct	200,000 (4)	0	200,000
	Telecom Italia Mobile S.p.A.	0	common	direct	100,000 (4)	100,000	0
		0	savings	direct	50,000 (4)	0	50,000

11884

	Companies	Shares held at Dec. 31,1998 (*)	Type of shares	Type of ownership		Shares purchased in 1999	Shares sold in 1999	Shares held at Dec. 31, 1999 (**)
Statutory Auditors								
FORNASARI Angelo	-	0	-	-		0	0	0
BENNANI Vittorio	Olivetti	0	common	direct		30,000	30,000	0
CARAMANTI Franco	Tecnost S.p.A.	0	common	indirect	a)	9,000 (7) (4)	9,000	0
	Telecom Italia S.p.A.	0	common	indirect	a)	25,000 (4)	25,000 (5)	0
	Telecom Italia S.p.A.	0	savings	indirect	a)	70,000 (4)	20,000	50,000

(*) or as of the date of appointment or as of 28 June 1999 for the investments held in the Telecom Italia Group
(**) or as of the date of resignation from the office

a) through the spouse
b) through a company controlled by Colaninno family
c) in joint ownership with the spouse
d) through a trust company

(1) exercise of warrants
(2) subscription of share capital increase
(3) deriving from the Tender Offer for Telecom Italia common shares
(4) operations carried out by an asset administration company within the mandate of autonomous administration
(5) sale including shares delivered in acceptance of the Tender Offer for Telecom Italia
(6) shares deriving from Stock Options plans, as well as from the subscription of 1999 capital increase deriving from the exercise of relevant warrants
(7) shares deriving also from the Tender Offer for Telecom Italia shares
(8) shares deriving from the exercise of warrants relating to the Stock Options plans

As of 31 December 1999 Roberto Colaninno held, through Omniaholding S.p.A., no. 17,782,962 shares of Fingruppo Holding S.p.A., the majority shareholder of HOPA S.p.A..
In addition, at the same date he owned no. 24,011,132 shares of HOPA S.p.A., the majority shareholder of Bell S.A. (a company formed in Luxembourg); this latter owned no. 841,265,829 Olivetti S.p.A. common shares, equal to more than the 17.47% of the share capital.

Other information

Olivetti S.p.A. treasury stock as of 31 December 1999 comprised 2,697,500 savings shares for a total par value of 2,697,500,000 lire, equal to 1.4 million euro. These shares are stated at cost of 2.3 million euro. As required by law, restrictions have been established on an equity reserve for a corresponding amount.
Olivetti S.p.A. is not controlled by another company, as defined in art. 2359 of the Italian Civil Code (disclosure pursuant to art. 2428 of the Italian Civil Code).

1185

Equity investment writedowns pursuant to tax law

Olivetti S.p.A.

The writedowns of the equity investments in Tecnost S.p.A. (2,071.3 million euro) and Olivetti International S.A. (100.4 million euro) pursuant to art. 2426 par 2 of the Italian Civil Code were made in compliance with tax laws solely in order to take advantage of fiscal benefits for which Olivetti S.p.A. would not otherwise have been eligible. The Tecnost S.p.A. investment writedown was made by reducing book value by an amount equal to the difference between book value and the arithmetic average of daily stock prices for the last six months, as provided by art. 66 par 1 bis of Presidential Decree no. 917/1986. The Olivetti International S.A. investment writedown was made by adjusting book value to the net equity, on the basis of the financial statements as of 31 December 1999 approved by the Shareholders' Meeting in April.
Had these writedowns not been made, the year's result before taxes of Olivetti S.p.A. would have been higher by an amount of 2,171.7 million euro (the total amount of the writedowns), while net income after the theoretical tax charge and shareholders' equity as of 31 December 1999 would have been higher by an amount of 1,368.2 million euro.
As a result of the above, consolidated earnings benefited from the decrease of 803.5 million euro in taxes provided by Olivetti S.p.A.; had the above writedowns not been made, the Olivetti Group's consolidated net income and shareholders' equity would have been 803.5 million euro lower.

Tecnost S.p.A.

The writedown of 4,000 billion lire (2,065.8 million euro) in Tecnost S.p.A.'s equity investment in Telecom Italia S.p.A. pursuant to art. 2426 par 2 of the Italian Civil Code was made in compliance with tax laws solely in order to take advantage of fiscal benefits for which Tecnost S.p.A. would not otherwise have been eligible. The writedown was made by reducing book value by an amount not exceeding the difference between book value and the arithmetic average of daily stock prices for the last six months, as provided by art. 66 par 1 bis of Presidential Decree no. 917/1986.
Had this writedown not been made, Tecnost S.p.A. would have reported a positive result before taxes (2,698.9 billion lire, equal to 1,393.9 million euro), an improvement corresponding to the amount of the writedown (4,000 billion lire, equal to 2,065.8 million euro); net result after the theoretical tax charge and shareholders' equity as of 31 December 1999 would have been 2,929.1 billion lire better (1,512.8 million euro).

***

As a result of the above, consolidated earnings benefited from the record of a Tecnost S.p.A. deferred tax asset of 1,070.9 billion lire (553.1 million euro) arising from the tax losses originating as a result of the above writedown which the Tecnost Group is reasonably certain of realizing. Had the above writedown not been made, the Tecnost Group's consolidated net loss and consolidated shareholders' equity as of 31 December 1999 would have been 1,070.9 billion lire higher and lower respectively.

1186

These effects are obviously reflected in the Olivetti Group's consolidated financial statements for the relevant percentage amounts.
Since the above differences were generated as described from equity investment writedowns pursuant to art. 2426, par 2, of the Italian Civil Code, they will remain unchanged in subsequent financial statements, as will the related tax benefits.
In the event of and to the extent that the above equity investments are sold, such differences would be cancelled and subjected to the relevant taxation.

Legal proceedings or arbitration

Telecom Italia Group

The companies in the Telecom Italia Group are involved in numerous legal proceedings relating to the normal course of their business; although the list of the various types of dispute is not complete, the main areas of litigation concern collection of unpaid bills, recovery of damages to community assets, complaints lodged by customers regarding services provided. In addition, a number of legal proceedings relating to alleged abuses of Telecom Italia's former monopoly position and antitrust proceedings opened by the Italian and European authorities in respect of market regulation and competition are underway.
Should the outcomes of these proceedings be unfavourable to the companies in the Telecom Italia Group, they would not have significant negative effects on the Group's financial position and results.
In order to provide a full description, the main legal proceedings concerning companies in the Telecom Italia Group are described below.

a) Dispute with the INPS (Italian national insurance board)

In compliance with Law no. 58/1992, Telecom Italia is required to provide full insurance coverage for all persons employed as of 20 February 1992 by the STET, SIP, Italcable and Telespazio companies, and for persons transferred from the Public Administration to IRITEL, including periods previously worked in other companies, through the "Fondo Previdenza Telefonici" (Telephone Sector Pension Fund). The contributions due are calculated by the INPS and must be paid in 15 annual instalments.
The total liability for these payments is uncertain due to a disagreement between Telecom Italia and the INPS with regard to the method used to calculate the amounts due.
The positions of the two parties are currently the subject of a legal proceeding. Telecom Italia believes that the total liability relating to these contributions as of 31 December 1999 can be estimated as between 1,800 billion lire (930 million euro) and 2,400 billion lire (1,240 million euro) of which 381 billion (197 million euro) have already been paid, net of the residual amount already recorded by IRITEL and currently stated in the accounts of Telecom Italia and TIM as of 31 December 1999 following the merger of IRITEL (1,477 billion lire, 763 million euro).
In compliance with the relevant accounting policies, and also in order to determine goodwill, the consolidated financial statements of the Tecnost Group therefore include a provision corresponding to the minimum estimated liability.

b) Dispute between TIM and the Antitrust Authority

On 28 September 1999, the Antitrust Authority ruled that TIM and Omnitel had adopted anti-competitive practices consisting of:
1) agreements on fixed-to-mobile communication charges in 1998;
2) an agreement dated 6 January 1999 relating to the re-balancing of end-user fixed-to-mobile charges,
3) similar practices with regard to the conditions applied to the other competitors (in particular as regards interconnection charges).
On the basis of its findings, the Antitrust Authority fined TIM for an amount of approximately 100 billion lire. Tim and Omnitel have filed an appeal with the Administrative Court for the Region of Lazio requesting the suspension of the fine.



c) Dispute between Telecom Italia and the Antitrust Authority

On 8 September 1999, the Antitrust Authority initiated a formal investigation to ascertain whether Telecom Italia had abused its dominant position to the detriment of its competitors Tiscali and Albacom with regard to inverse interconnection charges.
On 10 March 2000, Telecom Italia submitted a proposal to the Antitrust Authority regarding standard inverse interconnection charges, which the Authority approved. In the findings of the investigation, notified to Telecom Italia by the Authority on 30 March 2000, the Authority acknowledges the proposal, ruling it sufficient to remove the abuses of which Telecom Italia is accused and eliminate any discrimination with regard to competitors. The proceeding is due to be closed by 31 July 2000.
On 7 February 2000 the Antitrust Authority served Telecom Italia with an ordinance stating the termination of the investigation initiated on 15 July 1998 following the denouncement made by the Italian Association of Internet Providers (AIIP) regarding abusement by Telecom Italia of its dominant position. The ordinance, whilst imposing a small fine (Lire 1,248,000,000) also acknowledges the outstanding support provided by Telecom Italia during the investigation and the competitive affects of the settlement agreement finalized by Telecom Italia with AIIP on 9 September 1999 eliminating any discriminations as far as Internet Providers are concerned.
On 17 November 1999, the Authority began an investigation to ascertain whether Telecom Italia had abused its dominant position in marketing innovative access methods based on ADSL technology. The investigative proceeding is due to close on 30 May 2000.
The Antitrust proceedings described above are regarded as physiological in view of the rapid liberalisation taking place in the high-growth telecommunications sector.

Olivetti S.p.A. and other companies in the Olivetti Group

1. As noted in previous Directors' Reports, transactions in the beneficial ownership of shares in Italian companies were once a common treasury management practice among leading Italian public- and private-sector groups. The transactions entered into by Olivetti, all terminated in 1992, were closed and executed in full compliance with prescribed accounting, statutory and fiscal requirements; they were disclosed in the Directors' Reports and the relevant financial statements were certified without exceptions by the auditors.
A number of investigating magistrates decided to bring criminal charges against the companies that had transacted these operations; however, the courts concerned (Milan, Ravenna, Padua, Udine, Vicenza, Mantua, Ivrea, Pordenone and Trieste) all rejected the allegations of illicit acts and acquitted all the defendants.
With regard to developments in the dispute relating to the administrative charges brought by the financial authorities, see "Comments on Liabilities – B) Reserves for risks and charges ".

2. The investigations opened by the Public Prosecutor in Milan in connection with the presentation on 16 May 1993 of the memorandum by the then Chairman-Chief Executive Officer regarding which the company has already issued a number of statements (including, in particular, a statement in the Directors'

1189

Report in the 1993 Annual Report) were continued by the Public Prosecutor in Rome following the transfer of the case for reasons of territorial jurisdiction. A number of proceedings are still underway, others have been closed with rulings in favour of Olivetti.

3. With regard to the dispute in the Rome courts between Olivetti and Poste Italiane S.p.A. for non-payment by Poste Italiane S.p.A. of products and/or technical assistance supplied, sentences passed until today are in favour of Olivetti. Such sentences were recently appealed by Poste Italiane S.p.A..

4. With a sentence filed on 25 February 1999, the Rome courts revoked an injunction obtained by Olivetti against the Ministry of Employment for the payment of supplies for an amount of approximately 42.4 billion lire (including interest). The Ministry of Employment had already paid Olivetti the full amount due during the proceedings, after the court had ruled that the sentence was provisionally effective.
Olivetti has contested the ruling of the Rome courts: given that the findings of the first-degree magistrate were substantially based on the absence of documentation deposited by Olivetti during the previous hearing, Olivetti is confident that the decision will be fully reversed by the appeal court, sanctioning its demand for payment.

5. The case brought by Centenary Corporation and Centenary International Corporation against Olivetti and its subsidiary Olivetti Finanziaria Industriale S.p.A. (which merged Sy.F.A. S.p.A., which had in turn merged Olivetti Personal Computers S.p.A.) for damages (put at 250 billion lire) the plaintiffs allege they suffered as a result of the acquisition of the Olivetti Group's personal computers business is still underway in the Ivrea courts.
Olivetti and its legal advisors believe the case to be objectively groundless in fact and in law and intended to disguise the evident responsibilities and management shortcomings of the purchasers.
Olivetti and its subsidiary Olivetti Finanziaria Industriale S.p.A. are going to start legal proceedings against Piedmont International S.A. to collect receivables due from the latter, or well as for incurred damages.

Events subsequent to the end of the financial year

Olivetti S.p.A.

Purchase of the industrial assets of the Tecnost Group

On 2 February, Tecnost S.p.A. sold Olivetti S.p.A. its equity investment in Tecnost Sistemi S.p.A., the company to which the industrial actitivies of the Tecnost Group, consisting of the operations in special service automation systems and gaming/betting systems, had been transferred on 31 December 1999. The sale price of Tecnost's equity investment in Tecnost Sistemi was set at a total of 250 billion lire.
The transaction meets the need to rationalise the Olivetti Group's current operating structure, with Olivetti S.p.A. focusing on the management and growth of operations in industries complementary to telecommunications, through directly controlled companies. The role of Tecnost, as a result of the role acquired following the Tender Offer for Telecom Italia, acts as a holding for the Group's telecommunications operations.

Acquisition of 45% of Logicasiel (now Webegg S.p.A.) and subsequent share capital increase

On 21 February, Olivetti paid Britain's Logica 52 billion lire to purchase its 45% investment in Logicasiel, a company owned 55% by Finsiel (Telecom Italia Group).
Today, Logicasiel has about 260 employees and offices in Milan, Turin and Bologna. Its 1999 revenues were approximately 60 billion lire (up 15% compared with 1998). After the operation, Logicasiel S.p.A. changed its name to Webegg S.p.A.
Webegg offers consultancy services and IT solutions for web companies, i.e., companies that operate, communicate and create business opportunities on the Internet. Webegg's strategy is to offer companies highly innovative Web solutions based on financial, services and telecommunications application platforms and a policy of partnerships with international companies. The strategic objective of this acquisition is to strengthen Olivetti's direct involvement in business network solutions, where it already operates through its TeleAP and Olivetti Lexikon subsidiaries, which are enhancing their offers with new products, services, technologies and web appliances.
On 27 March 2000, the Webegg Extraordinary Shareholders' Meeting approved a proposal to raise the company's share capital from about 700,000 euro to 20 million euro, granting the Board of Directors powers for a further increase of 26 million euro. The fresh capital will be immediately used to finance Webegg's growth plan, with investments in projects, acquisitions and international alliances; in this way, Webegg will strengthen its activities as an e-business developer for web companies, offering consultancy services on organisational repositioning, web consultancy and implementation of web-integration solutions. As a result of the share capital increase, Webegg will be jointly owned on a 50/50 basis by Olivetti and Finsiel.

Proposal to convert preferred and savings shares into common shares

On 24 February 2000, the Olivetti Board of Directors decided to ask forthcoming General and Special Shareholders' Meetings to approve the conversion at par of all 15,221,888 outstanding preferred shares and 78,629,488 outstanding savings shares into an equal number of common shares, with a nominal value of 1,000 lire per share, dividend rights accruing as from 1 January 2000, with all share categories maintaining the respective dividends accrued as of 31 December 1999. In this connection, on 16

1191

December last, the Board decided to ask the Shareholders' Meeting called to approve the 1999 Annual Report to approve payment of a per-share dividend of 60 lire to common shares, 70 lire to preferred shares and 375 lire to savings shares, with this latter amount including the larger sum accrued with reference to financial 1998 and 1997, as allowed under the Company By-Laws. At their next meeting, the Directors will convene the General and Special Shareholders' Meetings and arrange for the conversion to take place upon presentation/payment of dividend coupons, to be approved by the end of June. The decision to ask a forthcoming extraordinary Shareholders' Meeting to approve the conversion of preferred and savings shares was taken in order to align the interests of all shareholder categories by simplifying the company's capital structure, given that preferred and savings shares account respectively for only 0.31% and 1.63% of total capital.

Three-year stock options plan

On 24 February 2000, the Board of Directors resolved a three-year stock option plan to run as from 1 January 2002 until 31 December 2004, for the benefit of managers of the Parent Company and its subsidiaries, through the assignment of 29,500,000 free warrants with rights to subscribe to an equal number of Olivetti common shares, at a price per share of 3.705 euro (7,174 lire); this is the normal value of Olivetti common shares as of the Board of Directors meeting, i.e., the arithmetic average of the official stock price on the Italian Stock Exchange's automated trading system for the previous 30 days.

Tecnost S.p.A.

Sale of the equity investment in Tecnost Sistemi S.p.A. to Olivetti S.p.A.

As described in detail in the section illustrating the events relating to Olivetti S.p.A., on 2 February 2000, Tecnost S.p.A. sold Olivetti S.p.A. its equity investment in Tecnost Sistemi S.p.A.

Equity investment in Telecom Italia S.p.A.

On 2 February 2000, Tecnost announced that the equity investment held by the Parent Company and by its Tecnost Intenational N.V. subsidiary in the common capital of Telecom Italia S.p.A. had decreased from 55.001% to 54.95% as a result of the issue of new Telecom Italia shares carried out last december, in respect of stock option plans. Subsequently, on 11 February 2000, additional common shares were purchased on the market, bringing the total number of shares held to 2,894,171,132, representing 55.021% of Telecom Italia S.p.A.'s common capital.

Listing of Tecnost 1999-2004 warrants on the automated trading system

On 31 March, Tecnost S.p.A. filed an application with Borsa Italiana SpA for its Tecnost 1999-2004 Common Share Warrants to trade on the automated trading system. The application for admission to trading refers to 1,028,215,600 outstanding warrants, of which 889,790,894 owned by Olivetti, issued with respect to the share capital increase resolved by the Board of Directors on 6 April 1999 in partial execution of the powers conferred by the Extraordinary Shareholders' Meeting held the same day.

Telecom Italia Group

A number of the important events that have occurred since the closure of the financial year implement the guidelines of the 2000-2002 Long-Term Strategic Plan approved by the Telecom Italia Board of Directors last December. The key points of the strategy planned by Telecom Italia are as follows:

- simplification and focus on three business areas - telecommunications services, Internet and multimedia services, IT pole - and disposal of non-strategic operations;
- core role of the Internet and data transmission;
- creation of Tin.it S.p.A. to enhance the Internet business and take advantage of all relevant opportunities;
- further growth of mobile telephony with a shift towards value-added services;
- focus on international expansion, with acquisitions and alliances on foreign markets, especially in the mobile telephony business in Europe and Latin America;
- recovery of efficiency and cost reductions of 4,000 billion in fixed line telephony.

The capital expenditure required by the plan amounts for the three-year period to approximately 30,000 billion lire, of which 16,500 for fixed-line telephony (more than 5,000 billion lire will be allocated over the period to upgrades to the fixed network, with priority on development of the broadband network infrastructure), 6,500 for mobile telephony and 7,000 for international operations and other activities.

Main events and initiatives:

Tin.it - Seat Pagine Gialle

On 15 March, the Board of Directors approved plans for a merger between Tin.it and Seat Pagine Gialle. The new company will be the leading Italian player in terms of Internet access, portals and advertising online and in telephone directories. It will be the only European operator covering the entire Internet value chain, thanks in part to an integrated business-to-business platform that is unique of its kind in Europe.

The operation involves, first, the creation of Tin.it S.p.A., a wholly owned Telecom Italia subsidiary comprising the assets of TIN, the Telespazio equity investment in Viasat, the Saritel content management division and the Subscriber Directory management. Tin.it S.p.A. was formed on 7 April; this will be followed by the transfer of 8% of the capital of Tin.it. S.p.A. to Seat, which will raise its own capital through a common-share reserved for Telecom Italia shareholders. Finally, Tin.it will be merged with Seat by the end of the summer; Telecom Italia's stake in Seat will rise to 64%.

A joint venture will be formed by Seat and TIM to exploit opportunities in e-commerce and build an offer of content and services on WAP and UMTS platforms. In the publishing field, an initiative will be launched with De Agostini to enhance the editorial content on the Seat-Tin.it Internet platforms.

On 8 May, Telecom Italia launched a public tender offer for Seat Pagine Gialle common and savings shares. The offer applies to all outstanding shares excluding those on which Telecom Italia has acquisition rights pursuant to a previous agreement dated 15 March. The tender offer, which ends on 26 May, is designed to give Seat Pagine Gialle shareholders who do not support the planned merger with Tin.it the opportunity to relinquish their shares on similar terms.

Commercial agreements for Internet services

As part of its Internet services development strategy, with a special focus on e-banking, Telecom Italia has reached a series of agreements with some of Italy's leading banks, including: Banca Popolare di Milano, Banca Popolare di Vicenza, Banca Nazionale del Lavoro, Banca di Roma, Banca Popolare di Verona, Banca Intesa. The agreement with Banca Intesa also covers an integrated offer of IBM hardware and Internet access via Tin.it.
Telecom Italia has also signed an accord with Cartasì for an offer combining a new, secure credit card for making purchases on the Internet and the Tin-it "e-Vai" web access package.
It has also reached agreements with Assicurazioni Generali, for the development of a broadband multi-service telematics network linking head office with the company's more than 800 branch offices, and with the "Il Sole – 24 Ore" business daily, for the development of online trading e-banking services.

Savings share buy-back

On 14 January 2000, the Shareholders' Meeting authorised an irrevocable voluntary public tender offer on 742,615,722 savings shares representing 10% of total share capital and 34.28% of savings capital, at a price of 6.5 euro per share, for a maximum countervalue of approximately 4.8 billion euro.
The offer, effective from 17 February 2000 to 17 March 2000, was executed in Italy and in the USA where it was filed as an issuer tender offer, pursuant to the 1934 Securities Exchange Act. In compliance with US law, and in order to guarantee equal treatment for all shareholders, irrespective of residence, the offer allowed for tenders to be cancelled at any time within the period of the offer.
For the first time in the case of a non-totalitarian offer, collection of tendered shares, and of any cancellations, took place via the automated trading system
On closure, just 1,793,820 shares had been tendered, all of which were collected and paid on 24 March 2000.
The Shareholders' Meeting of 14 January 2000 that authorised the offer also provided that, in the event of fewer shares being tendered than the number to which the tender offer applied, purchases should continue via the automated trading system, at the same price of 6.5 euro per share, for not more than nine months from the end of the offer period (and in any case within a maximum term of 18 months from 14 January 2000), to permit acquisition of a maximum amount of shares equal to the difference between the maximum number of 742,615,722 and the actual number of shares originally tendered.

Suppression of the Fondo Previdenza Telefonici

Pursuant to art. 41 of Law no. 488 of 23 December 1999 (2000 State Budget), on 1 January 2000 the welfare fund for employees running public telephone services (FPT, Fondo Previdenza Telefonici) was suppressed. As from the same date, the holders of benefits under this fund were registered under compulsory general insurance schemes, and are accounted for separately under the "employees pension fund". The regulations applied in relation to the suppressed fund continue to apply to these workers.
In order to finance the higher contributions arising from application of FPT regulations, it was decided that for the three-year period 2000-2002, the companies with personnel registered under the suppressed

fund would make an annual extraordinary contribution to the INPS national insurance board of 150 billion lire. The amount payable by the Telecom Italia Group will be expensed as incurred in the relevant three years.

UMTS

The Antitrust Authority is conducting a review of current mobile communications regulations. In this regard, TIM has asserted its right to launch a digital UMTS service in Italy without having to bid for a licence, since, under the terms of the current convention, TIM is already the holder of "public digital mobile communication services, independently of the technology used".
In March, the associated company Retevision Movil, which operates on Spain's mobile communications market with the Amena brand, was awarded a UMTS licence.

Italtel

On 9 February, at the Ministry of Employment, an agreement was reached with the trades unions regarding the company restructuring, under which a reduction of approximately 1,200 jobs will be made in the present workforce and a number of employees with new technical-professional skills will be recruited over the three years 2000-2002. The first phase of the plan provides for application of a mobility scheme and extraordinary redundancy benefits to 641 people as from 1 March 2000.

Sirti

On 7 February 2000, in execution of the resolution of the Extraordinary Shareholders' Meeting of 15 December 1999, Sirti S.p.A. underwent a partial spin-off, with the transfer of its property assets and related operations to the newly formed IMMSI S.p.A.. The new company was admitted for trading on 11 February; as from the same date, Sirti common shares are listed "after spin-off"".

Teleleasing

In early 2000, an agreement was reached for the sale of a 60% equity stake in Teleleasing, as a result of which Mediobanca, with 80%, will own a majority shareholding in the company; Telecom Italia's equity investment will decrease to 20%.

Iridium

On 17 March 2000, Iridium Llc. filed an application with the New York bankruptcy court requesting authorisation to cease mobile satellite communication services for its 55,000 customers. Its decision was taken as result of the failure to find a buyer for the network of 66 satellites handling the service. The network will remain in service for a number of months to meet the needs of certain customers in remote parts of the Earth (including a scientific expedition to the North Pole). A ruling is pending from the US judge regarding the company's transition from receivership to liquidation.

1195

Brazil

On 31 January 2000, Tele Centro Sul Participaçoes (TCS), in which Telecom Italia indirectly holds a 19.6% equity investment through Stet International Netherlands, made an offer to acquire 100% of Telebrasil Sul (TBS), which holds 31.5% of the total equity of Compania Riograndense de Telecomunicaciones (CRT). The TCS offer was the only offer presented in respect of a procedure for which ANATEL, the Brazilian regulatory authority, had ruled 4 February to be the final date by which Telefonica, CRT's majority shareholder, could sell its equity investment, which is incompatible with its position as controlling shareholder of Telesp, the São Paulo telephone operator.
Having rejected the TCS offer as inadequate, Telefonica has appealed to the Federal Court for a reversal of the ANATEL ruling. It is not possible at this time to predict the outcome of this matter nor the length of time involved.

Company reorganisation plan

On 28 March 2000, Telecom Italia reached an agreement with the trades unions regarding its development and reorganisation plan. The agreement will enable the company to implement the planned job cuts (approximately 13,000) and reductions in overheads. Telecom Italia will therefore be in a stronger and more efficient position to operate on a market that is changing rapidly and under growing competitive pressure.
In the three years 2000-2002, the reorganisation will concern the Network and Italian Market divisions and staff functions. Ordinary mobility facilities pursuant to Law no. 223/1991 will be implemented for 5,300 people, redundancy benefits for 2,200 people, intercompany mobility schemes for 1,000 people, solidarity and flexitime contracts for 600 people; the company also confirmed the overall number of surplus workers, for whom, in addition to the facilities described above, it will also be introducing retirement incentives for approximately 3,000 people, as well as non-replenishment of turnover. Retraining and skills conversion programmes will be organised for approximately 15,000 people. The plan also provides for the recruitment of 6,200 people (including 2,000 in southern Italy), most of whom will be working in areas related to the new economy, customer care and technological development.
The company is currently drawing up plans to implement the agreement.
In April, the Telecom Italia Group announced a new organisation comprising corporate functions and six business units: Fixed Telephony, Mobile Telephony, Internet, International, Information Technology, Venture Capital.

Peru: acquisition of the third mobile telephone licence

At the end of March, the Telecom Italia Group was awarded the third mobile telephone licence in Peru after presenting an offer worth US$ 180 million through STET Mobile Holding. The licence authorises Telecom Italia to offer a PCS 1900 MHz service throughout Peru, for a renewable 20-year period.

Turkey: acquisition of the third mobile telephone licence

On 12 April, a consortium formed by the Telecom Italia Group (49%) and IS Bank (51%) was awarded Turkey's third mobile telephony licence. TIM will have full powers to run future operations on this market, which has 1.5 million GSM users and offers significant potential.

Auna, a new telecommunications holding in Spain

In April, Telecom Italia, Endesa and Union Fenosa formed a holding named Auna for their respective Spanish telecommunications equity investments. Auna holds the three partners' equity investments in Retevision, Retevision Interactiva-EresMas (Internet), Amena (mobile telephony), Quiero TV and a number of cable TV operators. Endesa owns 38.89% of the holding, Telecom Italia 37.50% and Union Fenosa 23.61%.

Meie

On 6 April, Telecom Italia and Unipol Assicurazioni signed an agreement for the sale of the majority shareholding in the Meie Group. The transaction provides for the sale of the 51.2% investment in Meie Assicurazioni and the 51% investment in Meie Vita (the remaining 49% is owned by Meie Assicurazioni), for a price of approximately 670 billion lire.

Outlook on the year 2000 performance

The consolidated results of the Olivetti Group will be influenced by the performance of the Telecom Italia Group. Although the latter operates in a constantly changing and increasingly competitive industry, its plans for a gradual rationalisation of costs and investments, together with a general improvement in efficiency, should enable it to improve the business and earnings results reported for 1999.
These expectations, together with the improvement expected in Olivetti's business results, should enable the Group to come close to breakeven in 2000, considering interest expense but excluding amortisation of consolidation goodwill relating to the acquisition of the equity investment in Telecom Italia.
Similarly, results at Olivetti S.p.A., affected by interest expense deriving from the indebtedness and lower overheads than in 1999, will benefit from dividends accrued by Tecnost S.p.A. (to be paid during financial 2001) in respect of Telecom Italia's results for financial 2000.

Proposal for the allocation of Parent Company net income for the year 1999

The 1999 financial statements of Olivetti S.p.A. show net income of 2,832,065,254.99 euro and shareholders' equity as of 31 December 1999 of 7,454,374,853 composed as follows:

(in euro)	December 31, 1999
Share capital (equivalent to lire 4,815,238,805,000)	2,486,863,301.59
Increase in share capital to be registered with the Register of Companies	11,323,082.53
Additional paid-in capital	2,267,219,725.35
Capital payment on exercise of warrants	22,048.58
Additional paid-in capital to be registered with the Register of Companies	14,342,317.73
Reserve for treasury stock	2,298,155.73
Loss carried forward	(159,759,033.50)
Total share capital, reserves and results carried forward	**4,622,309,598.01**
Net income for the year	2,832,065,254.99
Total	**7,454,374,853.00**

The Board of Directors therefore proposes that the net income for financial 1999 of 2,832,065,254.99 be distributed as follows:

- 159,759,033.50 euro to cover losses carried forward;
- 520,249,387.12 euro to the legal reserve, including 141,603,262.75 euro, equivalent to the 5% of the net income for the year, increased by 378,646,124.37 euro as additional legal reserve connected to potential future share capital increases resulting after 31 December 1999 up to a maximum of total 114,383,634 euro (equivalent to 221,477,599,000 lire), in the theoretical hypothesis that after 31 December 1999, and within the relevant maturities, all the outstanding bonds are converted and all the outstanding warrants (including those related to the Stock Options) are exercized;
- 14,705,849.65 euro to 75,931,988 savings shares (having deducted treasury shares) through payment of a dividend per share of 375 lire (*);
- 550,301.44 euro to 15,221,888 preferred shares through payment of a dividend per share of 70 lire (*);
- payment of a dividend per share of 60 lire to common shares;
- distribution of the residual amount of the net income to common shares through payment of a dividend per share of lire 60 (*), after allocation to the extraordinary reserve in accordance with the resolutions will be taken by the Shareholders' Meeting.

(*) in addition to the portion of the dividend attributable to no. 2,697,500 treasury savings shares the total dividend of which, equal to 522,428.43 euro, increases proportionally the dividend distributed to the outstanding shares.

The Board of Directors

1199



Olivetti S.p.A.

Financial Statements as of 31 December 1999

Balance Sheet
Statement of Income
Explanatory Notes

olivetti

Olivetti S.p.A.
Balance Sheet (in euro)

ASSETS	December 31, 1999	December 31, 1998	Change
A) AMOUNTS DUE FROM SHAREHOLDERS'	-	-	-
B) FIXED ASSETS			
I. Intangible fixed assets			
1) Start-up and expansion costs	73,273,109.27	15,762,306.96	57,510,802.31
2) Research, development and advertising expenses	-	-	-
3) Industrial patents and intellectual property rights	5,164.57	7,230.40	(2,065.83)
4) Concessions, licenses, trademarks and similar rights	-	-	-
5) Goodwill	-	-	-
6) Assets in process of formation and advance payments	-	-	-
7) Other assets	1,049,613.74	1,803,646.88	(754,033.14)
Total intangible fixed assets	74,327,887.58	17,573,184.24	56,754,703.34
II. Tangible fixed assets			
1) Land and buildings	-	-	-
2) Plant and machinery	1,303,811.91	1,327,409.86	(23,597.95)
3) Industrial and commercial equipment	-	50,410.52	(50,410.52)
4) Other assets	165,324.09	83,185.44	82,138.65
5) Assets under construction and advance payments	919,493.76	-	919,493.76
Total tangible fixed assets	2,388,629.76	1,461,005.82	927,623.94
III. Financial fixed assets			
1) Equity investments in			
subsidiary companies	9,966,108,812.94	873,845,296.86	9,092,263,516.08
associated companies	1,363,937.02	2,468,305.95	(1,104,368.93)
other companies	82,654,700.12	263,113,126.03	(180,458,425.91)
	10,050,127,450.08	1,139,426,728.84	8,910,700,721.24
2) Receivables			
Due within 12 months from			
subsidiary companies	104,034.90	1,142,810.42	(1,038,775.52)
others	14,974,673.06	60,315,746.14	(45,341,073.08)
	15,078,707.96	61,458,556.56	(46,379,848.60)
Due after 12 months from			
subsidiary companies	231,571.53	457,889.20	(226,317.67)
associated companies	95,535.32	95,535.32	-
others	91,610,727.94	15,071,108.11	76,539,619.83
	91,937,834.79	15,624,532.63	76,313,302.16
3) Other securities	-	8,497,430.63	(8,497,430.63)
4) Treasury stock (nominal value equivalent to 1,393,142.49 euro)	2,298,155.73	2,298,155.73	-
Total financial fixed assets	10,159,442,148.56	1,227,305,404.39	8,932,136,744.17
Total fixed assets (B)	**10,236,158,665.90**	**1,246,339,594.45**	**8,989,819,071.45**

1201

	December 31, 1999	December 31, 1998	Change
C) CURRENT ASSETS			
I. Inventories	-	-	-
II. Receivables			
Due within 12 months from			
customers	3,380,387.59	2,511,815.16	868,572.43
subsidiary companies			
– trade and other receivables	3,879,458.48	8,114,083.41	(4,234,624.93)
– interest bearing current accounts	65,127,374.60	406,333,896.45	(341,206,521.85)
associated companies			
– trade and other receivables	472,228.94	1,683,936.75	(1,211,707.81)
– interest bearing current accounts	76,898.24	1,251,099.05	(1,174,200.81)
others			
– prepaid tax credit	-	50,096,319.21	(50,096,319.21)
– miscellaneous	269,704,444.22	340,477,703.27	(70,773,259.05)
– interest bearing current accounts	21,769,617.41	903,133.22	20,866,484.19
	364,410,409.48	811,371,986.52	(446,961,577.04)
Due after 12 months	-	18,532,642.66	(18,532,642.66)
Total receivables	364,410,409.48	829,904,629.18	(465,494,219.70)
III. Financial assets not held as fixed assets			
Securities	76,056,372.97	145,757,369.22	(69,700,996.25)
Receivables for securities held under reverse repurchase agreements	132,826,975.46	209,155,928.69	(76,328,953.23)
Total financial assets not held as fixed assets	208,883,348.43	354,913,297.91	(146,029,949.48)
IV. Liquid funds			
Bank and post office deposits	98,919,431.47	54,964,562.21	43,954,869.26
Cash	5,583.85	10,371.41	(4,787.56)
Total liquid funds	98,925,015.32	54,974,933.62	43,950,081.70
Total current assets (C)	**672,218,773.23**	**1,239,792,860.71**	**(567,574,087.48)**
D) ACCRUED INCOME AND PREPAID EXPENSES			
1) Discounts on loan issues	-	-	-
2) Other accrued income and prepaid expenses			
subsidiary and associated companies	13,487.11	12,141,586.48	(12,128,099.37)
third parties	7,471,512.84	23,961,452.08	(16,489,939.24)
Total accrued income and prepaid expenses (D)	**7,484,999.95**	**36,103,038.56**	**(28,618,038.61)**
TOTAL ASSETS	**10,915,862,439.08**	**2,522,235,493.72**	**8,393,626,945.36**

LIABILITIES AND SHAREHOLDERS' EQUITY	December 31, 1999	December 31, 1998	Change
A) SHAREHOLDERS' EQUITY			
I. Share capital	2,486,863,301.59	1,505,272,930.43	981,590,371.16
I.bis Share capital increase to be filed with the Register of Companies (article 2444 of the Civil Code)	11,323,082.53	22,052,772.08	(10,729,689.55)
I.ter Share capital increase payment relating to the exercise of "Olivetti common shares 1998-2002 warrants"	22,048.58	-	22,048.58
II. Additional paid-in capital	2,267,219,725.35	13,345,552.53	2,253,874,172.82
II.bis Additional paid-in capital in respect of share capital increases to be filed with the Register of Companies	14,342,317.73	10,879,069.04	3,463,248.69
V. Reserve for treasury stock	2,298,155.73	2,298,155.73	-
VIII. Retained earnings (accumulated losses)	(159,759,033.50)	(63,128,785.06)	(96,630,248.44)
IX. Net income (loss) for the year	2,832,065,254.99	(96,630,248.44)	2,928,695,503.43
Total shareholders' equity (A)	**7,454,374,853.00**	**1,394,089,446.31**	**6,060,285,406.69**
B) RESERVES FOR RISKS AND CHARGES			
1) Employee pensions and similar obligations	-	-	-
2) Taxation	516,456.90	516,456.90	-
3) Other provisions	215,483,883.26	155,838,154.14	59,645,729.12
Total reserves for risks and charges (B)	**216,000,340.16**	**156,354,611.04**	**59,645,729.12**
C) RESERVE FOR EMPLOYEE SEVERANCE INDEMNITIES	**6,185,117.57**	**6,600,057.46**	**(414,939.89)**
D) PAYABLES			
Due within 12 months			
1) Bonds	-	213,210.45	(213,210.45)
2) Convertible bonds	-	-	-
3) Due to banks	325,227,275.79	241,119,366.65	84,107,909.14
4) Due to other providers of finance	4,537,951.65	4,572,831.92	(34,880.27)
5) Advances	3,772,422.00	0.00	3,772,422.00
6) Due to suppliers	30,345,534.46	14,581,949.01	15,763,585.45
7) Notes payable	-	-	-
8) Due to subsidiary companies			
- trade and other payables	3,427,638.90	3,798,402.98	(370,764.08)
- interest bearing current accounts	27,988,049.58	20,992,065.02	6,995,984.56
9) Due to associated companies			
- trade and other payables	105,903.82	35,585.48	70,318.34
- interest bearing current accounts	-	126,323.91	(126,323.91)
10) Due to controlling company	-	-	-
11) Due to tax authorities	713,494,941.85	4,228,221.53	709,266,720.32
12) Due to social security authorities	958,110.92	1,301,379.83	(343,268.91)
13) Other payables			
- miscellaneous	11,710,749.91	13,474,506.27	(1,763,756.36)
- interest bearing current accounts	103,833.67	108,146.47	(4,312.80)
	1,121,672,412.55	304,551,989.52	817,120,423.03

	December 31, 1999	December 31, 1998	Change
Due after 12 months			
1) Bonds	258,228,449.55	258,228,449.55	-
2) Convertible bonds	45,005,916.00	83,496,132.25	(38,490,216.25)
3) Due to banks	231,319,800.49	263,833,109.70	(32,513,309.21)
4) Due to other providers of finance	22,794,444.16	26,100,938.31	(3,306,494.15)
5) Due to subsidiary companies	1,506,727,164.39	-	1,506,727,164.39
	2,064,075,774.59	631,658,629.81	1,432,417,144.78
Total payables (D)	**3,185,748,187.14**	**936,210,619.33**	**2,249,537,567.81**
E) ACCRUED EXPENSES AND DEFERRED INCOME			
1) Premiums on loan issues	-	-	-
2) Other accrued expenses and deferred income			
Group companies	38,802,838.30	646,681.34	38,156,156.96
Third parties	14,751,102.91	28,334,078.24	(13,582,975.33)
Total accrued expenses and deferred income (E)	**53,553,941.21**	**28,980,759.58**	**24,573,181.63**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**10,915,862,439.08**	**2,522,235,493.72**	**8,393,626,945.36**

MEMORANDUM ACCOUNTS	December 31, 1999	December 31, 1998	Change
Personal guarantees given, net of counter-securities received	2,516,790,000.00	1,248,018,096.65	1,268,771,903.35
Commitments	16,960,000.00	27,682,089.79	(10,722,089.79)
Other accounts	3,840,000.00	62,022,185.70	(58,182,185.70)
TOTAL MEMORAMDUM ACCOUNTS	**2,537,590,000.00**	**1,337,722,372.14**	**1,199,867,627.86**

Olivetti S.p.A.
Statement of Income (in euro)

	Year 1999	Year 1998	Change
A) VALUE OF PRODUCTION			
1) Revenues from sales and services	-	-	-
2) Changes in inventories of work in progress, semifinished and finished products	-	(610,087.44)	610,087.44
3) Changes in contract work in progress	-	-	-
4) Capitalized production	-	-	-
5) Other income			
- other	17,070,490.93	41,416,915.48	(24,346,424.55)
Total value of production (A)	**17,070,490.93**	**40,806,828.04**	**(23,736,337.11)**
B) COSTS OF PRODUCTION			
6) Raw, ancillary and consumable materials and goods for resale	1,125,925.67	2,854,574.21	(1,728,648.54)
7) Services received	40,929,197.34	56,490,145.18	(15,560,947.84)
8) Leases and rentals	3,560,677.50	1,545,723.78	2,014,953.72
9) Personnel			
a) wages and salaries	13,426,973.70	16,936,948.72	(3,509,975.02)
b) social security charges	4,320,866.40	5,987,600.39	(1,666,733.99)
c) termination indemnities	2,091,574.20	3,859,047.31	(1,767,473.11)
d) employee pension and similar obligation charges	-	-	-
e) other costs	1,934,647.54	-	1,934,647.54
	21,774,061.84	**26,783,596.42**	**(5,009,534.58)**
10) Amortization, depeciation and write-downs			
a) amortization of intangible fixed assets	19,852,441.43	29,401,326.98	(9,548,885.55)
b) Depreciation of tangible fixed assets	1,008,513.23	11,132,863.64	(10,124,350.41)
c) other amounts written down on fixed assets	-	-	-
d) write-down of receivables classified as current assets and of liquid funds	18,248,978.04	32,266,411.93	(14,017,433.89)
	39,109,932.70	**72,800,602.55**	**(33,690,669.85)**
11) Changes in inventories of raw, ancillary and consumable materials and goods for resale	-	-	-
12) Provisions for risks	175,599,930.86	125,380,786.68	50,219,144.18
13) Other provisions	-	-	-
14) Other operational expenses	71,016,492.41	10,407,736.20	60,608,756.21
Total costs of production (B)	**353,116,218.32**	**296,263,165.02**	**56,853,053.30**
Difference between value and costs of production (A–B)	**(336,045,727.39)**	**(255,456,336.98)**	**(80,589,390.41)**

1205

	Year 1999	Year 1998	Change
C) FINANCIAL INCOME AND EXPENSES			
15) Income from equity investments			
- subsidiary companies	-	41,155,740.76	(41,155,740.76)
- associated companies	-	-	-
- other companies	16,855,589.70	6,528,438.81	10,327,150.89
	16,855,589.70	47,684,179.57	(30,828,589.87)
16) Other financial income			
a) income from receivables classified as fixed assets from			
- subsidiary companies	51,699.16	359,962.96	(308,263.80)
- associated companies	3,706.77	5,751.23	(2,044.46)
- other companies	127,418.43	342,089.45	(214,671.02)
	182,824.36	707,803.64	(524,979.28)
b) income from securities held as fixed assets	-	1,005,923.34	(1,005,923.34)
c) income from securities held as current assets	17,111,319.69	28,179,717.66	(11,068,397.97)
d) other income:			
- subsidiary companies	17,098,697.40	19,904,127.57	(2,805,430.17)
- associated companies	205.57	65,901.62	(65,696.05)
- others	29,370,502.74	15,643,219.47	13,727,283.27
	46,469,405.71	35,613,248.66	10,856,157.05
	63,763,549.76	65,506,693.30	(1,743,143.54)
17) Interest and other financial charges			
a) subsidiary companies	(54,200,076.81)	(3,655,849.12)	(50,544,227.69)
b) associated companies	-	(5,685.67)	5,685.67
c) others	(98,605,323.49)	(75,116,635.47)	(23,488,688.02)
	(152,805,400.30)	(78,778,170.26)	(74,027,230.04)
Total financial income and expenses (C)	**(72,186,260.84)**	**34,412,702.61**	**(106,598,963.45)**
D) VALUE ADJUSTMENTS TO FINANCIAL ASSETS			
18) Revaluations			
19) Write-down on equity investments	(2,396,763,151.97)	(196,973,995.08)	(2,199,789,156.89)
Total value adjustments to financial assets (D)	**(2,396,763,151.97)**	**(196,973,995.08)**	**(2,199,789,156.89)**
E) EXTRAORDINARY INCOME AND CHARGES			
20) Income			
- gains on disposals	6,907,094,720.27	286,809,434.06	6,620,285,286.21
- other income	18,154,706.31	83,553,003.98	(65,398,297.67)
	6,925,249,426.58	370,362,438.04	6,554,886,988.54
21) Charges			
- losses on disposals	(7,228,239.13)	(47,040,259.29)	39,812,020.16
- other charges	(519,864,473.05)	(1,934,797.74)	(517,929,675.31)
	(527,092,712.18)	(48,975,057.03)	(478,117,655.15)
Total extraordinary income and charges (E)	**6,398,156,714.40**	**321,387,381.01**	**6,076,769,333.39**
Result before taxation (A–B+C+D+E)	**3,593,161,574.20**	**(96,630,248.44)**	**3,689,791,822.64**
22) Income tax for the year	(761,096,319.21)	-	(761,096,319.21)
23) NET RESULT FOR THE YEAR	**2,832,065,254.99**	**(96,630,248.44)**	**2,928,695,503.43**

1206

Explanatory Notes

Form and content of the financial statements

The financial statements as of 31 December 1999 have been prepared in accordance with the Italian Civil Code interpreted by the accounting principles established by the "Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri" (the Italian Accounting Profession) and, in absence thereof, by the International Accounting Standards Committee (IASC). They comprise the Balance Sheet (prepared in accordance with the formats specified in articles 2424 and 2424 bis of the Italian Civil Code), the Statement of Income (prepared in accordance with the format specified in articles 2425 and 2425 bis of the Italian Civil Code as amended) and these Explanatory Notes.
The Explanatory Notes are provided to illustrate, analyse and supplement the data reported in the financial statements and include the information required by article 2427 of the Italian Civil Code, by other provisions of Legislative Decree no.127/1991 or by other laws; furthermore, additional information is provided in order to present a true and fair view even where not required by specific legislation.
The Explanatory Notes also include information relating to holding companies pursuant to Consob communication no. 94001437 of 23 February 1994.

Accounting policies

The main accounting policies adopted to prepare the financial statements as of 31 December 1999 comply with art. 2426 of the Italian Civil Code and are described below.

1) Intangible fixed assets

Intangible fixed assets are recorded at purchase or production cost including related charges and amortised over the residual period in which they are expected to provide benefit.
Start-up and expansion costs and purchased goodwill are capitalised with the prior consent of the Independent Auditors and amortised over a period of five years. As from the current year, registration duty relating to share capital increases is not capitalised under intangible fixed assets as in previous years, but charged against income, under Other operational charges. Registration duty relating to the 1999 share capital increase in respect of the Tender Offer on Telecom Italia has been accounted for as an extraordinary charge, as have all the other costs relating to the Tender Offer. The residual cost of duty capitalised under start-up and expansion costs in previous years has been reversed and accounted for as an extraordinary charge. Fixed assets are written down to reflect any other than temporary impairment in value and their book value is reinstated in subsequent years if the reasons for such writedowns no longer apply.

2) Tangible fixed assets and accumulated depreciation

Tangible fixed assets are stated at purchase or construction cost, including financial charges incurred over the period of construction of the asset if this period is of significant duration. Tangible fixed assets are written down to reflect any other than temporary impairment in historical value net of accumulated

depreciation and their original book value is reinstated in subsequent years if the reasons for such write-downs no longer apply.
Ordinary depreciation is provided on a straight-line basis using rates that reflect the residual useful lives of the assets concerned.
The company also provides accelerated depreciation for some categories of assets in order to defer payment of taxation on income, as allowed by current tax legislation.
Ordinary maintenance is expensed as incurred. Expenditure that extends the useful life of an asset is capitalised as part of the asset and depreciated over its residual useful life.

3) Equity investments and securities held as financial fixed assets

Equity investments held as financial fixed assets are stated at purchase cost (LIFO method with annual increments), and written down to reflect any other than temporary impairment in value; their original value is reinstated in subsequent years if the reasons for such writedowns no longer apply.
Securities held as fixed assets are valued at purchase cost (LIFO method with annual layers) and adjusted on a time-apportionment basis for the difference between such cost and redemption value, written down to reflect any other than temporary impairment in value; their original value is reinstated in subsequent years if the reasons for such writedowns no longer apply.

4) Accounts receivable and payable

Accounts receivable are recorded at estimated realisable value and classified as financial fixed assets or as current assets. Accounts payable are stated at face value.

5) Equity investments and securities not held as financial fixed assets

Securities and investments in listed companies not held as financial fixed assets are valued at the lower of cost and market value, the latter determined as the arithmetical mean of December stock prices; if the reasons for writedowns no longer apply, cost is reinstated in subsequent years to the extent that it does not exceed market value.
Securities held under reverse repurchase agreements are recorded at purchase cost and classified as financial assets not held as fixed assets.
Income and charges relating to such transactions are recognised on a time-apportionment basis, taking into account both the difference between the related spot and forward prices, and the income generated by such assets over the duration of the transactions.

6) Accruals, prepayments and deferrals

Accruals, prepayments and deferrals are determined to reflect the correct apportionment of revenue and expense transactions covering two or more accounting periods.

7) Reserves for risks and charges

Specific reserves are provided to cover known or likely losses or liabilities, the timing or extent of which are uncertain at year-end; the provisions reflect best estimates based on the information available.

8) Reserve for employee severance indemnities

This reserve is formed in accordance with current legislation and employment contracts and reflects the liability accrued to all employees as of the balance-sheet date

9) Recognition of revenues

Revenues from services are credited to income at the time the services are provided.

10) Research and development

Under the terms of specific legislation, the Company received subsidised loans for research activities carried out in prior years; the entire residual value of pre-financing charges incurred until the collection of such loans, which were deferred in previous years, was charged against income in 1998 since research and development is no longer consistent with the Company's present activity as a financial holding.
Operating grants for research and technological innovation are recorded as they become receivable. Interest-relief grants to reduce interest expense on research loans are credited against financial charges on a time-apportionment basis.

11) Exchange differences arising on transactions in foreign currency and translation criteria

Receivables and payables denominated in non-EMU currencies are originally translated into euro using the accounting rates at the date of the respective transactions. Gains and losses arising at the time of collection or payment are credited or charged to income.
Gains or losses arising from alignment with the exchange rates of December are credited or charged to income for the period.
On 31 December 1998, receivables and payables originally denominated in EMU currencies were translated using the respective euro exchange rates as announced by the European Commission; in compliance with the accounting policies adopted to date and illustrated above, translation gains and losses were definitively credited or charged in full to 1998 income, under financial income/charges.
Total translation differences are illustrated in the comment on financial income and charges.

12) Forward currency transactions

Gains or losses identified by comparing the fixed forward rate of currency transactions to hedge specific foreign currency receivables and payables or foreign currency exposure, with the spot exchange rate at the time of the contract are recognised over the duration of the contracts; furthermore, gains or losses arising from a comparison of the spot exchange rate at the time of the contract with the year-end rate are recognised immediately if the effects of exchange-rate fluctuations on the underlying foreign currency assets and liabilities are also recognised.
Gains or losses arising from other forward purchases of sales of currency at fixed exchange rates, determined by reference to the comparable forward rates at the balance-sheet date, are recorded in the statement of income.

13) Forward interest rate transactions

The interest-rate differentials to be paid or received on interest rate swaps and similar agreements are recognised on a time-apportionment basis as interest income or expense.
The consideration for options acquired or sold in connection with forward interest rate transactions are recognised in the statement of income over the duration of such options.

14) Dividends

As from the current year, dividends and related tax credits of subsidiary companies are recognised in the year such income is formed; dividends of other equity investments are recognised at the time of collection.

15) Gains from demergers

Gains from the transfer of businesses in respect of the demerger process are credited to income and classified as extraordinary income.

16) Value adjustments and provisions charged exclusively for tax purposes

Value adjustments and provisions charged exclusively for tax purposes - accelerated depreciation as allowed under specific tax laws and writedowns of equity investments - are recorded under the respective income-statement headings.

17) Income taxes

Current tax liabilities are provided, where applicable, as amounts due to tax authorities, based on a reasonable estimate of taxation for the year. In addition, in accordance with the balance-sheet liability method, deferred taxes or prepaid taxes are recognised on all temporary differences between the book values of assets and liabilities and their corresponding tax values, applying current tax rates.
The future benefits of tax-loss carry-forwards are recognised to the extent that a reasonable certainty exists that future taxable income will be available against which such carry-forwards can be utilised, in accordance with current legislation.

18) Grouping of financial statement items

The financial statements as of 31 December 1999 do not include any groupings of items.

19) Accounting currency

As from 1 January 1999, the Company has adopted the euro as its accounting currency; all amounts in the explanatory notes are therefore in euro, to two decimal places unless otherwise specified. The balance-sheet and income-statement balances of the previous year have been translated into euro.

20) Departures allowed under par 4, article 2423 of the Italian Civil Code

No departures as allowed under par 4, art. 2423 of the Italian Civil Code have been applied.

21) Changes in the application of accounting policies

As explained above, beginning in 1999 a new accounting policy was adopted for registration duty relating to share-capital increases.
The effects of this change on the result for 1999 and on shareholders' equity as of 31 December 1999 are described in the comments on "Intangible fixed assets".

Comments on Assets

B) Fixed assets

I. Intangible fixed assets

Movements in intangible fixed assets in 1999 were as follows:

	Cost	Amortization	Residual value
As of 31 December 1998	**42,344,784.73**	**(24,771,600.49)**	**17,573,184.24**
Changes in 1999:			
Fully amortized costs	(16,981,156.76)	16,981,156.76	-
Registration duty charged to income	(4,141,580.98)	828,316.20	(4,969,897.18)
Additions	79,920,409.55	-	79,920,409.55
Disposals	(10,436.68)	10,436.68	-
Amortization	-	(19,852,441.43)	(19,852,441.43)
As of 31 December 1999	**101,132,019.86**	**(26,804,132.28)**	**74,327,887.58**

1) Start-up and expansion costs

Start-up and expansion costs comprise costs relating to share-capital increases and are amortised over five years. Consistently with the new accounting policy adopted for registration duty relating to share-capital increases, the residual values of costs capitalised in previous years were reversed and the corresponding amount, 3.3 million euro, was charged to income under extraordinary charges.
Registration duty relating to the Tender Offer share-capital increase amounted to 30.1 million euro and was recorded under extraordinary charges; stamp duty relating to the increases that took place during the year in respect of the conversion of the bond loan and the exercise of warrants amounted to 1.9 million euro and was recorded under operational charges.

1212

Had the accounting policy not been changed, the net result for the year would have been 18.6 million euro higher (28.1 million euro before taxes), as would shareholders' equity as of 31 December 1999.

	Cost	Amortization	Residual value
As of 31 December 1998	**22,612,615.83**	**(6,850,308.87)**	**15,762,306.96**
Changes in 1999:			
Fully amortized costs	(2,909,732.11)	2,909,732.11	-
Registration duty charged to income	(4,141,580.98)	828,316.20	(3,313,264.78)
Additions	79,920,409.55	-	79,920,409.55
Amortization	-	(19,096,342.46)	(19,096,342.46)
As of 31 December 1999	**95,481,712.29**	**(22,208,603.02)**	**73,273,109.27**

The increase for the year of 79.9 million euro consisted of costs other than taxes relating to the July share capital increase and costs relating to the share capital increases in connection with the "Olivetti 1998-2002 floating rate" bond and the exercise of warrants relating to the 1998 share capital increase.

3) Industrial patents and intellectual property rights

	Cost	Amortization	Residual value
As of 31 December 1998	**1,807,599.15**	**(1,800,368.75)**	**7,230.40**
Changes in 1999:			
Fully amortized costs	(1,797,270.01)	1,797,270.01	-
Amortization	-	(2,065.83)	(2,065.83)
As of 31 December 1999	**10,329.14**	**(5,164.57)**	**5,164.57**

7) Other

As of 31 December 1999 this heading comprised extraordinary maintenance, leasehold improvements, costs relating to the issue of bonds and to other borrowings; the movements for the year were as follows:

	Cost	Amortization	Residual value
As of 31 December 1998	**17,924,569.75**	**(16,120,922.87)**	**1,803,646.88**
Changes in 1999:			
Fully amortized costs	(12,274,154.64)	12,274,154.64	-
Disposals	(10,436.68)	10,436.68	-
Amortization	-	(754,033.14)	(754,033.14)
As of 31 December 1999	**5,639,978.43**	**(4,590,364.69)**	**1,049,613.74**

1213

Extraordinary maintenance and leasehold improvements, which are capitalised and amortised over the duration of contracts, were as follows:

	Cost	Amortization	Residual value
As of 31 December 1998	**293,712.68**	**(270,375.14)**	**23,337.54**
Changes in 1999:			
Disposals	(10,436.68)	10,436.68	-
Amortization	-	(10,923.80)	(10,923.80)
As of 31 December 1999	**283,276.00**	**(270,862.26)**	**12,413.74**

Costs relating to the issue of bonds, to borrowings and related hedging contracts are amortised over the duration of the operations, and were as follows:

	Cost	Amortization	Residual value
As of 31 December 1998	**17,630,857.07**	**(15,850,547.73)**	**1,780,309.34**
Changes in 1999:			
Fully amortized costs	(12,274,154.64)	12,274,154.64	-
Amortization	-	(743,109.34)	(743,109.34)
As of 31 December 1999	**5,356,702.43**	**(4,319,502.43)**	**1,037,200.00**

II. Tangible fixed assets

Analysis of tangible fixed assets:

	Cost	Accumulated depreciation	Net book value at 31.12.1999	% Accum. deprec. at 31.12.1999	Net book value at 31.12.1998
1) Land and buildings	-	-	-	-	-
2) Plant and machinery					
General plant	-	-	-	-	-
Electronic plant	4,303,448.75	(3,029,723.09)	1,273,725.66	70.4	1,204,235.62
Machinery and specific plant	6,145,889.87	(6,115,803.62)	30,086.25	99.5	123,174.24
	10,449,338.62	**(9,145,526.71)**	**1,303,811.91**	**87.5**	**1,327,409.86**
3) Industrial and commercial equipment	10,259,588.50	(10,259,588.50)	-	100.0	50,410.52
4) Other assets					
Vehicles	414,048.67	(357,011.99)	57,036.68	86.2	18,592.49
Furniture and fittings	2,144,849.19	(2,036,561.78)	108,287.41	95.0	64,592.95
Leased products	-	-	-	-	-
	2,558,897.86	**(2,393,573.77)**	**165,324.09**	**93.5**	**83,185.44**
5) Assets under construction	919,493.76	-	919,493.76	-	-
Total	**24,187,318.74**	**(21,798,688.98)**	**2,388,629.76**	**90.1**	**1,461,005.82**

During 1999 the gross value of assets changed as follows:

	Cost at 31.12.1998	Additions	Disposals and reclassifications	Cost at 31.12.1999
1) Land and buildings	-	-	-	-
2) Plant and machinery				
General plant	-	-	-	-
Electronic plant	3,633,568.39	954,231.86	(284,351.50)	4,303,448.75
Machinery and specific plant	13,631,455.14	-	(7,485,565.27)	6,145,889.87
	17,265,023.53	**954,231.86**	**(7,769,916.77)**	**10,449,338.62**
3) Industrial and commercial equipment	10,259,588.50	-	-	10,259,588.50
4) Other assets				
Vehicles	364,083.12	76,048.90	(26,083.35)	414,048.67
Leased products	2,112,174.93	104,461.71	(71,787.45)	2,144,849.19
	2,476,258.05	**180,510.61**	**(97,870.80)**	**2,558,897.86**
5) Assets under construction		919,493.76	-	919,493.76
Total	**30,000,870.08**	**2,054,236.23**	**(7,867,787.57)**	**24,187,318.74**

1215

Movements in accumulated depreciation were as follows:

Accumulated ordinary depreciation	Accumulated depreciation at 31.12.1998	Provision for the year	Disposals and reclassifications	Accumulated depreciation at 31.12.1999
1) Land and buildings	-	-	-	-
2) Plant and machinery				
General plant	-	-	-	-
Electronic plant	1,514,222.69	479,640.08	(139,227.15)	1,854,635.62
Machinery and specific plant	12,199,330.67	83,506.89	(6,751,740.83)	5,531,096.73
	13,713,553.36	**563,146.97**	**(6,890,967.98)**	**7,385,732.35**
3) Industrial and commercial equipment	6,861,333.29	50,410.52	-	6,911,743.81
4) Other assets				
Vehicles	228,051.87	28,098.60	(18,961.33)	237,189.14
Leased products	1,735,516.63	17,580.33	(31,797.15)	1,721,299.81
	1,963,568.50	**45,678.93**	**(50,758.48)**	**1,958,488.95**
Total accumulated ordinary depreciation	**22,538,455.15**	**659,236.42**	**(6,941,726.46)**	**16,255,965.11**

Accumulated accelerated depreciation	Accumulated depreciation at 31.12.1998	Provision for the year	Disposals and reclassifications	Accumulated depreciation at 31.12.1999
1) Land and buildings	-	-	-	-
2) Plant and machinery				
General plant	-	-	-	-
Electronic plant	915,110.08	326,537.51	(66,560.12)	1,175,087.47
Machinery and specific plant	1,308,950.23	3,096.27	(727,339.61)	584,706.89
	2,224,060.31	**329,633.78**	**(793,899.73)**	**1,759,794.36**
3) Industrial and commercial equipment	3,347,844.69	-	-	3,347,844.69
4) Other assets				
Vehicles	117,438.76	9,506.11	(7,122.02)	119,822.85
Leased products	312,065.35	10,136.92	(6,940.30)	315,261.97
	429,504.11	**19,643.03**	**(14,062.32)**	**435,084.82**
Total accumulated accelerated depreciation	**6,001,409.11**	**349,276.81**	**(807,962.05)**	**5,542,723.87**
Total accumulated depreciation	**28,539,864.26**	**1,008,513.23**	**(7,749,688.51)**	**21,798,688.98**

Ordinary depreciation was calculated using rates that reflect the residual useful lives of the respective tangible fixed assets.

1216

The rates applied, reduced by 50% for assets acquired during the year, were as follows:

Buildings	3%
Plant and machinery	10% - 20%
Industrial and commercial equipment	20% - 40%
Other assets:	
Electronic office machinery	20%
Office furniture and fittings	12%
Vehicles	25%

Additionally, as in previous years, accelerated depreciation was charged in accordance with current tax laws. Accelerated depreciation totalled 0.3 million euro (included in the total charge for the year, heading B10b of the statement of income).
As of 31 December 1999, tangible fixed assets were depreciated by 90.1% compared with 95.1% at the end of 1998, as a result of the year's net investments.
Accelerated depreciation for the current year and previous years, charged in accordance with current tax laws, was classified as a deduction of the relevant asset items.

III. Financial fixed assets

1) Equity investments

As of 31 December 1999, equity investments totalled 10,050.1 million euro, an increase of 8,910.7 million euro compared with 31 December 1998 (1,139.4 million euro), as analysed below:

	Gross value	Valuation allowance	Net book value
As of 31 December 1998	**1,172,443,330.35**	**(33,016,601.51)**	**1,139,426,728.84**
Operations connected with the Tender Offer on Telecom Italia S.p.A.			
Subscription of Tecnost S.p.A. capital increase	11,602,046,241.50		11,602,046,241.50
Subscription of Tecnost S.p.A. capital increase through exercise of warrants	4,602,193,914.00		4,602,193,914.00
Disposal of Tecnost S.p.A. shares in exchange with Telecom Italia S.p.A. shares	(4,602,193,914.00)		(4,602,193,914.00)
Acquisition of Telecom Italia S.p.A. shares in exchange with Tecnost S.p.A. shares	4,601,820,611.00		4,601,820,611.00
Disposal of Telecom Italia S.p.A. shares to Tecnost S.p.A.	(4,601,820,611.00)		(4,601,820,611.00)
Disposal of OliMan Holding B.V.	(261,429,822.08)		(261,429,822.08)
Value of shares acquired following the Public Tender offer on C.C.I.L. Inc.	827,804,421.96		827,804,421.96
Disposal of C.C.I.L. Inc. shares to Mannesmann A.G.	(827,804,421.96)		(827,804,421.96)
Other acquisitions, capital subscriptions and replenishments of losses	207,370,381.73		207,370,381.73
Other disposals	(240,522,927.94)		(240,522,927.94)
Write-downs	(2,429,779,753.48)		(2,429,779,753.48)
	8,877,684,119.73		8,877,684,119.73
Use of valuation allowance		33,016,601.51	33,016,601.51
As of 31 December 1999	**10,050,127,450.08**	**-**	**10,050,127,450.08**

In June 1999, in connection with the operations relating to the Tender Offer for Telecom Italia S.p.A. common shares, the Company subscribed the Tecnost S.p.A. share-capital increase for 11,602 million euro and exercised a portion of the warrants deriving from the operation for 4,602.2 million euro.
The shares acquired through exercise of the warrants were sold to third parties in exchange for 400,158,314 Telecom Italia S.p.A. shares, which were subsequently ceded to Tecnost S.p.A.
During the year, the Company sold its entire shareholding in OliMan Holding B.V., whose book value totalled 261.4 million euro, recording a gain of 6,891.9 million euro. At the same time as the sale of OliMan Holding B.V., on 15 June 1999 the Company sold the equity investment acquired in C.C.I.L. as a result of a Public Tender Offer which ended in February 1999, at its book value of 827.8 million euro.
Other changes comprised:

- *acquisitions for 28.4 million euro of shares in the following companies:*

- 19.5 million Tecnost S.p.A. (9.8% of capital acquired in March 1999)
- 2.1 million Telemedia Applicazioni S.p.A.

(2218

- 6.1 million Olivetti Sanità S.p.A.
- 0.7 million other equity investments
• share-capital increases for 4.1 million euro relating to:
- 0.8 million in respect of the exercise of pre-emptive rights on the Tecnost S.p.A. share-capital increase not exercised by third parties
- 2.8 million Lottomatica S.p.A.
- 0.5 million Sy.F.A. S.p.A.
• replenishment of losses for 174.9 million euro:
- 120 million Olivetti International S.A.
- 19 million Olivetti Finanziaria Industriale (O.F.I.) S.p.A.
- 11.5 million Olivetti Ricerca S.p.A.
- 24.4 million Sy.F.A. S.p.A.
• disposals for 240.5 million euro of equity investments in the following companies:
- 183.2 million Wang Laboratories Inc. as a result of acceptance of the Public Tender Offer launched by Getronics N.V.
- 25.8 million Olteco-Fin S.p.A.
- 21.2 million Olivetti Ricerca S.p.A.
- 3.6 million Modinform S.p.A.
- 6.1 million Olivetti Sanità S.p.A.
- 0.6 million other equity investments
• writedowns of equity investments for 2,429.8 million euro, as follows:
- 2,071.3 million for Tecnost S.p.A.
- 100.4 million for Olivetti International S.A.
- 212.3 million for Olivetti Lexikon S.p.A.
- 24.4 million for Sy.F.A. S.p.A.
- 14.6 million for O.F.I. S.p.A.
- 5.3 million Olivetti Multiservices S.p.A.
- 1.4 million for Eurofly S.p.A.
- 0.1 million for other equity investments.

The valuation allowance as of 31 December 1998 was used in full against these writedowns, the net amount of which therefore totalled 2,396.8 million euro.

The writedowns of the Tecnost S.p.A. and Olivetti International S.A. equity investments pursuant to art. 2426 par 2 of the Italian Civil Code were made purely for tax purposes; specifically, the Tecnost S.p.A. writedown was made entirely through application of tax laws (reducing book value by an amount equivalent to the difference between book value and the arithmetical mean of daily stock market prices for the last six months, as allowed under art. 66, par 1 bis of Presidential Decree no. 917/1986). With regard to Olivetti International S.A., book value was written down to reflect shareholders' equity.

Had these writedowns not been applied, the net result for the year would have been 4,200.3 million euro (5,764.9 million euro before taxes) and shareholders' equity 8,822.6 million euro.

The opening balances of equity investments classified as financial fixed assets were as follows.

	Shares/quota at 31.12.1998	Original cost	Losses and writedowns	Replanishments and capital restorations	Book value at 31.12.1998
Subsidiary companies					
Tecnost S.p.A.	52,648,317	95,556,860.63			95,556,860.63
Olivetti International, S.A.	3,999,998	322,739,663.933	(677,796,484.99)	365,800,673.93	10,743,852.87
Olivetti Management of America,Inc.	100	98,126.81	(42,397.45)		55,729.36
OliMan Hold. B.V.	57,910,625	261,429,822.08			261,429,822.08
Olivetti Multiservices S.p.A.	33,131,900	176,156,191.56	(3,872,883.96)		172,283,307.60
Modinform, S.p.A.	15,000,000	7,746,853.49	(81,719,423.92)	77,587,768.73	3,615,198.30
Olivetti Finanziaria Industriale, S.p.A.	113,000,000	58,359,629.60	(2,745,563.26)	(16,274,462.23)	39,339,604.11
Olivetti Lexikon S.p.A.	558,000,000	343,185,609.44	(54,539,914.37)	-	288,645,695.06
Olivetti Ricerca, S.p.A.	394,853	20,686,656.37	(23,798,551.97)	12,480,362.55	9,368,466.95
Olteco-Fin, S.p.A.	50,000,000	25,822,844.95	(139,807,667.130)	139,807,667.13	25,822,844.95
SY.FA. S.p.A.	310,000	8,989,078.64	(8,988,562.18)		516.46
Valuation allowance			(33,016,601.51)		(33,016,601.51)
Total subsidiary companies		**1,320,771,337.50**	**(1,026,328,050.74)**	**579,402,010.11**	**873,845,296.86**
Associated companies					
Modi-Olivetti, Ltd.	5,000,000	2,255,601.78	(2,255,601.26)		0.52
Kensington Acquisition Sub Inc	100	0.86	-		0.86
Eurofly, S.p.A.	324,000	2,835,348.38	(1,445,227.16)		1,390,121.21
Eurofly Service, S.p.A.	593,750	521,620.72	(1,064,845.07)	787,700.06	244,475.71
IN.VA., S.p.A.	400,000	206,582.76	(44,817.07)		161,765.69
Istituto R.T.M., S.p.A.	1,300,000	671,393.97	(36,949.49)	26,843.54	661,288.02
		6,490,548.46	(4,847,440.06)	814,543.60	2,457,652.01
Other					10,653.94
Total associated companies					**2,468,305.95**
Other investments					
Finsiel S.p.A.	18,320	429,485.56			429,485.56
Distretto Tecnologico del Canavese	225,000	117,752.17			117,752.17
Lottomatica S.p.A.	1,080	306,775.40	(27,888.67)		278,886.73
Par.fin S.p.A.	49,500	255,646.17			255,646.17
Fin.Priv. S.r.l.	20,000	10,156,977.07			10,156,977.07
Mediobanca S.p.A.	9,520,000	68,513,791.98			68,513,791.98
Wang Laboratories Inc.	7,250,000	183,202,122.42			183,202,122.42
		262,982,550.77	(27,888.67)		262,954,662.10
Other					158,463.93
Total other investments					**263,113,126.03**
Total					**1,139,426,728.84**

1226

Movements in equity investments in 1999 are analysed below:

Equity investments	Book value at 31.12.1998 Shares	Book value at 31.12.1998 Amounts	Acquisitions, subscriptions and replenishments Shares	Acquisitions, subscriptions and replenishments Amounts
Subsidiary companies				
Listed companies				
Tecnost S.p.A.	52,648,317	95,556,860.63	5,692,315,961	16,224,551,452.43
Foreign unlisted companies				
Cellular Communications International, Inc.			100	827,804,421.96
Olivetti International, S.A.	3,999,998	10,743,852.87		120,000,000.00
Olivetti Management of America,Inc. (in winding-up)	100	55,729.36		
OliMan Hold. B.V.	57,910,625	261,429,822.08		
Italian unlisted companies				
O. Multiservices S.p.A.	33,131,900	172,283,307.60		
Modinform, S.p.A.	15,000,000	3,615,198.30		
Olivetti Finanziaria Industriale, S.p.A.	113,000,000	39,339,604.11		19,020,025.49
Olivetti Lexikon S.p.A.	558,000,000	288,645,695.06		
Olivetti Ricerca S.p.A.	394,853	9,368,466.95	7,194	11,833,552.01
Olivetti Sanità S.p.A.			9,000,000	6,076,368.97
Olteco-Fin, S.p.A.	50,000,000	25,822,844.95		
Sy.FA. S.p.A.	310,000	516.46	690,000	24,910,585.37
Telemedia Applicazioni S.p.A.			3,000,000	2,056,531.37
- Valuation allowance		(33,016,601.51)		
Total subsidiary companies		**873,845,296.86**		**17,236,252,937.60**
Associated companies				
Foreign unlisted companies				
Modi-Olivetti, Ltd.	5,000,000	0.52		
Kensington Acquisition Sub Inc.	100	0.86		
Italian unlisted companies				
Eurofly, S.p.A.	324,000	1,390,121.21		
Eurofly Service, S.p.A.	593,750	244,475.71	6,425	47,782.59
Eustema S.p.A.			204,000	325,367.85
IN.VA., S.p.A.	400,000	161,765.69		
Istituto R.T.M., S.p.A.	1,300,000	661,288.02		
OCN Trading S.r.l. (in winding-up)	32,000	516.46		
Prom.In.Ter. S.r.l. (in winding-up)	25,000	10,137.48		
Total associated companies		**2,468,305.95**		**373,150.44**
Other investments				
Fin.Priv. S.r.l.	20,000	10,156,977.07		
Mediobanca S.p.A.	9,520,000	68,513,791.98		
Wang Laboratories Inc.	7,250,000	183,202,122.42		
Lottomatica S.p.A.	1,080	278,886.73	18,000	2,788,867.27
Others		961,347.83		3.88
Total other investments		**263,113,126.03**		**2,788,871.15**
Total		**1,139,426,728.84**		**17,239,414,959.19**

(*) including 2,429,779,753.48 euro of gross writedowns

1221

Disposals and demergers		Writedowns and net capital restorations	Book value at 31.12.1999	
Shares	Amounts		Shares	Amounts
1,643,506,088	(4,602,193,914.00)	(2,071,284,736.18)	4,101,458,190	9,646,629,662.88
100	(827,804,421.96)			-
		(100,444,842.53)	3,999,998	30,299,010.34
		(55,729.36)	100	-
57,910,625	(261,429,822.08)			-
		(5,301,430.07)	33,131,900	166,981,877.53
15,000,000	(3,615,198.30)			-
		(14,602,336.28)	113,000,000	43,757,293.32
		(212,261,257.56)	558,000,000	76,384,437.50
402,047	(21,202,018.96)			-
9,000,000	(6,076,368.97)			-
50,000,000	(25,822,844.95)			-
1,000,000	(516,456.90)	(24,394,644.93)		-
			3,000,000	2,056,531.37
		33,016,601.51		
	(5,748,661,046.12)	**(2,395,328,375.40)**		**9,966,108,812.94**
5,000,000	(0.52)			-
100	(0.86)			-
		(1,390,120.21)	324,000	1.00
212,260	(87,397.78)		387,915	204,860.52
			204,000	325,367.85
			400,000	161,765.69
			1,300,000	661,288.02
			32,000	516.46
			25,000	10,137.48
	(87,399.16)	**(1,390,120.21)**		**1,363,937.02**
			20,000	10,156,977.07
			9,520,000	68,513,791.98
7,250,000	(183,202,122.42)			-
			19,080	3,067,754.00
	(518.28)	(44,656.36)		916,177.07
	(183,202,640.70)	**(44,656.36)**		**82,654,700.12**
	(5,931,951,085.98)	**(2,396,763,151.97)***		**10,050,127,450.08**

As of 31 December 1999, the stock market value of the equity investment in Mediobanca (10.237 euro per share) was 28.9 million euro higher than book value.

		Share capital nominal value	Shareholders' equity (in local currency)	Net income (loss) (in local currency)	Shares/quotas held	% held	Shareholders' equity pro-quota (*) (in euro)	Book value (in euro)
Subsidiary companies								
Listed companies								
Tecnost S.p.A.	Lit	2,942,753,251,000	31,341,586,147,189	(972,175,367,028)	4,101,458,190	69.69	11,280,010,395.04	9,646,629,662.88
Foreign unlisted companies								
Olivetti International, S.A.	Euro	500,000,000	30,299,011	(95,389,883)	3,999,998	100.00	30,298,995.85	30,299,010.34
Olivetti Management of America,Inc.	USA$	1,000	-	-	100	100,00	-	-
Italian unlisted companies								
O. Multiservices S.p.A.	Lit	331,319,000,000	323,759,068,090	(9,669,015,637)	33,131,900	100.00	167,207,604.36	166,981,877.53
Olivetti Finanziaria Industriale, (O.F.I.) S.p.A. (**)		113,000,000,000	43,802,185	(18,058,771)	113,000,000	100.00	43,802,184.67	43,757,293.31
Olivetti Lexikon S.p.A.	Lit	558,000,000,000	147,900,894,821	(420,652,481,896)	558,000,000	100.00	76,384,437.51	76,384,437.51
Telemedia Applicazioni, S.p.a.	Lit	3,000,000,000	5,973,749,431	2,839,944,820	3,000,000	100.00	3,085,184.11	2,056,531.37
Total subsidiary companies							**11,597,703,617.43**	**9,966,108,812.94**
Associated companies								
Italian unlisted companies								
Eurofly, S.p.A.	Lit	7,200,000,000	(4,755,738,085)	(27,928,688,786)	324,000	45.00	(1,105,260.18)	1.00
Eurofly Service, S.p.A.	Lit	2,375,000,000	16,976,417,565	341,060,958	387,915	16.33	1,432,033.22	204,860.51
Eustema S.p.A.	Lit	600,000,000	2,249,940,642	244,869,318	204,000	34.00	395,079.10	325,367.85
IN.VA., S.p.A.	Lit	1,000,000,000	1,657,673,781	539,447,532	400,000	40.00	342,446.82	161,765.69
Istituto R.T.M., S.p.A.	Lit	3,339,000,000	3,217,246,075	106,898,015	1,300,000	38.93	646,912.13	661,288.02
OCN Trading, s.r.l.	Lit	80,000,000	59,924,435	(1,259,067)	32,000	40.00	12,379.36	516.46
Prom.In.Ter., S.r.l.	Lit	50,000,000	9,794,886	(1,834,109)	25,000	50.00	2,529.32	10,137.48
Total associated companies							**1,726,119.77**	**1,363,937.01**
Other investments								
Fin. Priv. S.r.L.	Lit	20,000,000	146,133,833,488	2,570,612,928	quote	12.50	9,433,981.54	10,156,977.07
Mediobanca S.p.A.	Lit	594,664,359,000	5,557,671,430,193	219,724,298,391	9,520,000	1.60	44,886,728.99	68,513,791.98
Other investments							27,092,717.60	3,983,931.08
Total other investments							**81,413,428.13**	**82,654,700.13**
Total equity investments							**11,680,843,165.33**	**10,050,127,450.08**

(*) Net equity pro-quota, after distribution of dividends
(**) Share capital is denominated in lire, while other amounts are denominated in Euro

Comparison of the book values of equity investments in subsidiary companies (cost written down for other than temporary impairments in value or for tax purposes) and the corresponding portion of shareholders' equity (determined in accordance with consolidation principles) shows overall equity investment book value to be lower by an amount of 2,066.3 million euro:

(in millions of euro)	Book value of equity investments (a)	Portion of net equity as adjusted for consolidation purposes attributable to the Parent Company (b)	Differences (a–b)
Equity investments the book values of which are lower than the portions of the net equity, as adjusted for consolidation purposes, attributable to the Parent Company			
Tecnost S.p.A.	9,646.6	11,565.1	(1,918.5)
Olivetti international S.A.	30.3	182.0	(151.7)
Olivetti Finanziaria Industriale S.p.A.	43.7	43.9	(0.2)
Olivetti Lexikon S.p.A.	76.4	78.7	(2.3)
Telemedia Applicazioni S.p.A.	2.1	2.8	(0.7)
	9,799.1	11,872.5	(2,073.4)
Equity investments the book values of which are higher than the portions of the net equity, as adjusted for consolidation purposes, attributable to the Parent Company			
Olivetti Multiservices S.p.A.	167.0	159.9	7.1
Total	**9,966.1**	**12,032.4**	**(2,066.3)**

The lower book values of the equity investments in Tecnost S.p.A. (1,918.5 million euro) and Olivetti International S.A. (151.7 million euro) largely arose (for 2,171.7 million) as a result of the writedowns described above.

Receivables

This heading includes both short-term and long-term financial receivables:

	31.12.1999	31.12.1998	Change
Amounts due within 12 months:			
Current portions of subsidized loans relating to:			
Subsidiary companies	104,034.90	1,142,810.42	(1,038,775.52)
Other companies	170,458.31	1,369,141.32	(1,198,683.01)
Getronics Solutions Italia S.p.A.	6,335,804.87	-	6,335,804.87
Consorzio per il Distretto Tecnologico del Canavese	25,822.84	74,886.25	(49,063.41)
Interest relief grants Law no. 346/1988	8,442,587.04	13,216,928.69	(4,774,341.65)
Guarantee deposits	-	45,654,789.88	(45,654,789.88)
Total amounts due within 12 months	**15,078,707.96**	**61,458,556.56**	**(46,379,848.60)**
Amounts due after 12 months:			
Portions of subsidized loans relating to subsidiary companies			
Olivetti Lexikon S.p.A.	174,446.41	633,170.48	(458,724.07)
Olivetti Techcenter S.p.A.	51,714.96	266,904.77	(215,189.81)
Modinform S.p.A.	-	559,575.25	(559,575.25)
Tecnost S.p.A.	109,445.06	141,049.12	(31,604.06)
less: current portions	(104,034.90)	(1,142,810.42)	1,038,775.52
Total amounts due from subsidiary companies within 12 months	231,571.53	457,889.20	(226,317.67)
Associated companies			
Istituto R.T.M. S.p.A.	95,535.32	95,535.32	-
Total amounts due from associated companies after 12 months	95,535.32	95,535.32	-
Portions of subsidized loans relating to other parties			
Intek S.p.A.	367,351.21	1,683,783.82	(1,316,432.61)
Sixtel S.p.A.	182,530.62	235,239.35	(52,708.73)
Consorzio per il Distretto Tecnologico del Canavese	378,436.81	516,456.90	(138,020.09)
less: current portions	(170,458.31)	(1,444,027.58)	1,273,569.27
Due from tax authorities for advances on severance indemnities	1,167,550.74	1,651,068.38	(483,517.64)
Restricted deposit in favour of Wang Laboratories Inc.	76,297,670.32	-	76,297,670.32
Cash guarantee deposits	13,387,646.55	12,428,587.24	959,059.31
Total amounts due from other parties after 12 months	91,610,727.94	15,071,108.11	76,539,619.83
Total amounts due after 12 months	**91,937,834.79**	**15,624,532.63**	**76,313,302.16**

Receivables due within 12 months from third parties included 6.3 million euro due from Getronics Solutions Italia S.p.A. upon collection of receivables repurchased from Wang Global S.p.A. in 1998, and 8.4 million in interest-relief grants (law 346/1988). Receivables due after 12 months (91.9 million euro) included 76.3 million euro for an interest-bearing guarantee deposit with a leading bank in favour of Wang Laboratories Inc. The guarantee was provided to cover any residual liabilities to a group of former employees in Spain should the pension fund of an indirectly held subsidiary company prove insufficient.
In connection with this guarantee deposit (for an amount of 80 million euro), an interest rate and currency swap hedging transaction expiring July 2001 was arranged for 74.1 million euro.

1225

Treasury stock

As of 31 December 1999, the Company held 2,697,500 savings shares acquired from employees for a nominal value equivalent to 1.4 million euro. These shares were recorded at cost, 2.3 million euro, and a special non-distributable shareholders' equity reserve was created for the same amount.

C) Current assets

II. Receivables

Receivables due within 12 months

	31.12.1999	31.12.1998	Change
Due from third parties			
Customers	4,632,390.80	24,241,312.66	(19,608,921.86)
Trade notes receivable	176,628.26	196,253.62	(19,625.36)
	4,809,019.06	24,437,566.28	(19,628,547.22)
less: allowance for doubtful accounts	(1,428,631.47)	(21,925,751.12)	20,497,119.65
	3,380,387.59	2,511,815.16	868,572.43
Due from subsidiary companies:			
for supplies and other	4,159,384.96	8,114,083.41	(3,954,698.45)
less: allowance for doubtful accounts	(279,926.48)	-	(279,926.48)
Interest bearing current accounts			
- OliMan Holding B.V.	-	287,927,079.97	(287,927,079.97)
- Olivetti Finanziaria Industriale S.p.A.	38,193,463.90	9,955,862.24	28,237,601.66
- Sy.F.A. S.p.A.	-	52,322,084.88	(52,322,084.88)
- Infostrada S.p.A.	-	5,794,628.21	(5,794,628.21)
- O.I.S. S.p.A.	9,693,831.73	5,973,709.69	3,720,122.04
- Olivetti Multiservices S.p.A.	714,597.47	-	714,597.47
- Olivetti Telemedia S.p.A.	-	1,380,925.22	(1,380,925.22)
- Olteco-Fin S.p.A.	105,043.00	9,534,816.17	(9,429,773.17)
- Tecnost International N.V.	360,287.20	-	360,287.20
- Tecnost S.p.A.	5,854,865.69	-	5,854,865.69
- Olivetti Ricerca S.p.A.	-	8,650,059.84	(8,650,059.84)
- Olivetti Sanità S.p.A.	8,200,154.28	13,398,678.21	(5,198,523.93)
- Tecnost Sistemi S.p.A.	490,845.71	-	490,845.71
- Other subsidiary companies	1,514,285.62	11,396,052.02	(9,881,766.40)
	69,006,833.08	414,447,979.86	(345,441,146.78)
Due from associated companies			
for supplies and other	472,228.94	1,683,936.75	(1,211,707.81)
Loans and interest bearing current accounts	76,898.24	1,251,099.05	(1,174,200.81)
	549,127.18	2,935,035.80	(2,385,908.62)
Due from others			
Withholdings and amounts due from tax authorities	112,531,795.83	158,099,872.17	(45,568,076.34)
VAT and other amounts due from public authorities	51,192,852.66	17,798,588.94	33,394,263.72
Due from employees	372,372.82	752,875.35	(380,502.53)
Others	56,305,360.17	37,564,470.27	18,740,889.90
less: allowance for doubtful accounts	-	(950,224.20)	950,224.20
Receivables purchased from Wang Global S.p.A.	85,498,187.31	108,933,595.52	(23,435,408.21)
less: allowance for doubtful accounts	(36,196,124.57)	(19,625,362.17)	(16,570,762.40)
Amounts due from Wang laboratories Inc.	-	37,903,887.40	(37,903,887.40)
Loans and interest bearing current accounts	21,769,617.41	903,133.22	20,866,484.19
	291,474,061.63	341,380,836.50	(49,906,774.87)
Prepaid tax credit	-	50,096,319.21	(50,096,319.21)
	291,474,061.63	391,477,155.71	(100,003,094.08)
Total receivables due within 12 months	**364,410,409.48**	**811,371,986.53**	**(446,961,577.05)**
Summary of receivables due within 12 months			
Total receivables for supplies and others			
Third parties	273,084,831.81	393,085,837.65	(120,001,005.84)
Group	4,351,687.42	9,798,020.16	(5,446,332.74)
	277,436,519.23	402,883,857.81	(125,447,338.58)
Total financial receivables			
Third parties	21,769,617.41	903,133.22	20,866,484.19
Group	65,204,272.84	407,584,995.50	(342,380,722.66)
	86,973,890.25	408,488,128.72	(321,514,238.47)
Total	**364,410,409.48**	**811,371,986.53**	**(446,961,577.05)**

1227

Receivables due within 12 months totalled 364.4 million euro and decreased by 447 million euro compared with 31 December 1998.
The decrease arose as a result of the collection of the loan granted to OliMan Holding B.V. (287.9 million euro) and of the receivable due from Wang Laboratories on purchase of Olsy S.p.A. (37.9 million euro).
Receivables repurchased from Wang Global S.p.A. in 1997, 1998 and 1999 totalled 49.3 million euro, net of the allowance for doubtful accounts of 36.2 million euro, and were 40 million euro lower than at 31 December 1998 (gross receivables 108.9 million euro, allowance for doubtful accounts 19.6 million euro).
The decrease in receivables due from tax authorities (45.6 million euro) arose for 53.7 million euro as a result of the reclassification under the heading "others" of 1993 tax credits and related interest ceded "without recourse", compensated in part by the year's prepaid tax credits and withholdings. The entire amount relating to the above-mentioned ceded receivable was collected in January 2000. In addition to ceded receivables, an amount of approximately 97 million euro arose from similar cessions which had already been collected.

Prepaid tax credit as of 31 December 1999 was zero, compared with 50.1 million euro as of 31 December 1998.This amount reflected the tax benefit of prepaid taxes not offset against deferred taxes, calculated on the differences that would reverse in 1999; it also reflected the future benefit of tax loss carry-forwards to the extent that taxable income against which such losses could be used could reasonably be expected for 1999. Prepaid tax credit as of 31 December 1998 was used in full in 1999.
As of 31 December 1999, analysis of the temporary differences between the tax values of assets and liabilities and their book values generated net prepaid taxes; in accordance with prudent valuation criteria, these taxes were not recorded in the balance sheet given the lack of a reasonable certainty that income for an amount equal to or higher than the temporary differences will exist in the years in which such differences will reverse.
The temporary differences utilisable in future years essentially relate to the allowance for doubtful accounts and reserves for risks and charges; temporary differences that will be taxable in future years essentially relate to interest-relief grants, which are recognised and taxed on a time-apportionment basis, or, if not yet collected, taxed as collected.

Receivables due after 12 months

As a result of the Company's acceptance of the Public Tender Offer launched by Getronics N.V. on Wang Laboratories Inc., in 1999, the Company collected the receivables totalling 18.5 million euro as of 31 December 1998; these receivables consisted of 5,000,000 Stock Appreciation Rights arising from the sale of Olsy S.p.A. to Wang Laboratories Inc. in 1998.

III. Financial assets not held as fixed assets

Other securities

	31.12.1999	31.12.1998	Change	Market value
Treasury Bills (BOT)	-	67,075,982.47	(67,075,982.47)	-
Treasury Certificates (CCT)	46,716,155.99	39,661,946.42	7,054,209.57	46,603,630.72
Long Term Treasury Bonds (BTP)	28,185,080.04	37,770,838.64	(9,585,758.60)	30,998,822.29
Debenture Bonds	1,155,136.94	1,248,601.69	(93,464.75)	1,120,711.47
Total	**76,056,372.97**	**145,757,369.22**	**(69,700,996.25)**	**78,723,164.48**

Interest-rate swaps for 16 million euro were transacted on the fixed-rate securities portfolio in order to counter-act the effects of a rise in interest rates.

Receivables for securities held under reverse repurchase agreements

This heading reflects the purchase cost of securities acquired under a commitment to resell them at a later date at a pre-arranged price.
Income and charges relating to these operations, computed taking account of the difference between the agreed spot and forward prices, are recognised on a time-apportionment basis and classified under other financial income or charges.

	31.12.1999	31.12.1998	Change
Treasury Certificates (CCT)	103,834,335.46	209,155,928.69	(105,321,593.23)
Treasury Bills (BOT)	11,399,405.00	-	11,399,405.00
Zero-coupon Italian Treasury Bills (CTZ)	17,593,235.00	-	17,593,235.00
Total	**132,826,975.46**	**209,155,928.69**	**(76,328,953.23)**

1229

D) Accrued income and prepaid expenses

	31.12.1999	31.12.1998	Change
Accrued income			
Interest income			
from third parties	1,543,381.16	3,156,886.76	(1,613,505.60)
from associated companies	-	97,796.40	(97,796.40)
from subsidiary companies	11,421.28	12,131,819.24	(12,120,397.96)
Interest relief grants	4,576,138.10	17,638,210.84	(13,062,072.74)
Others			
from third parties	302,519.61	436,901.83	(134,382.22)
from subsidiary companies	2,065.83	9,767.24	(7,701.41)
	6,435,525.98	**33,471,382.31**	**(27,035,856.33)**
Prepaid expenses			
Insurance premiums	1,049,473.97	2,631,656.25	(1,582,182.28)
	1,049,473.97	**2,631,656.25**	**(1,582,182.28)**
Total	**7,484,999.95**	**36,103,038.56**	**(28,618,038.61)**

The 28.6 million euro decrease in accrued income compared with 31 December 1998 resulted from amendments to the contractual terms of settlement of interest on interest-bearing transaction accounts; as from 1999, interest is settled on 31 December of the year in question rather than on 1 January of the following year.

Interest-relief grants pursuant to law 346/1988 (8.4 million euro as of 31 December 1999 and 13.2 million euro as of 31 December 1998) were classified as financial fixed assets due within 12 months.

1230

Comments on Liabilities and Shareholders' Equity

A) Shareholders' equity

I. Share capital

As of 31 December 1999, the share capital of Olivetti S.p.A., fully subscribed, paid-up and filed with the Register of Companies, was represented by 4,815,238,805 shares (2,914,614,817 shares as of 31 December 1998), comprising 4,721,387,429 common shares (2,820,763,441 as of 31 December 1998), 15,221,888 preferred shares (as at 31 December 1998) and 78,629,488 savings shares (as at 31 December 1998), each with a nominal value of 1,000 lire, for a total amount of 4,815,238,805,000 lire (2,914,614,817,000 lire as of 31 December 1998), equivalent to 2,486,863,301.59 euro (1,505,272,930.43 euro as of 31 December 1998).
The increase of 1,900,623,988,000 lire (981.6 million euro) compared with 31 December 1998 arose from the following operations:
• the filing with the Register of Companies, pursuant to art. 2444 of the Italian Civil Code, of the share-capital increases for a total amount of 42,700,121,000 lire, fully subscribed by 31 December 1998, through the issue of a total of 42,700,121 common shares, for which the authorisation of the Courts was still pending as of 31 December 1998; these new shares serviced the conversion of 58,513,375 bonds of the "Olivetti 1993-1999 7.50% bond" and 4,874,775 bonds of the "Olivetti 1998-2002 floating-rate bond", as well as the exercise of 376,786 "Olivetti 1998-2002 common share warrants";
• share-capital increases totalling 78,006,880,000 lire, through the issue of a total of 78,006,880 common shares following the conversion of an equal number of "Olivetti 1998-2002 floating-rate bonds";
• a share-capital increase of 12,000,000,000 lire, through the issue of 12,000,000 common shares at nominal value reserved for the managers of Olivetti S.p.A. and its subsidiary companies following the exercise of an equal number of warrants assigned to such managers pursuant to the Board of Directors resolution of 18 February 1998, which executed the powers granted to the Board by the Shareholders' Meeting of 29 April 1993;
• share-capital increases totalling 270,315,563,000 lire through the issue of 270,315,563 common shares following the exercise of an equal number of "Olivetti 1998-2002 common share warrants"; an additional 38,979 common shares for an overall nominal value of 38,979,000 lire were issued by 31 December 1999 following the exercise of an equal number of warrants; the relevant amount was classified under the shareholders' equity heading "Share-capital increase to be filed with the Register of Companies", given that the relative authorisation was not granted until the following January; an additional 42,692 warrants had been exercised by 31 December 1999 but the corresponding shares had not been issued; the proceeds collected, totalling 42,692,000 lire, were recorded under a shareholders' equity account called "Share-capital increase payment relating to the exercise of warrants";
• a share-capital increase of 1,497,601,424,000 lire completed in July 1999 through the issue of 1,497,601,424 common shares implementing the Board of Directors resolution of 7 April 1999, in partial execution of the powers conferred by the Extraordinary Shareholders' Meeting held the same day authorising the issue of up to 1,521,923,691 common shares with a nominal value of 1,000 lire each, to be

1235

offered with pre-emptive rights to the holders of common, preferred and savings shares (including shares arising from the exercise of "Olivetti 1998-2002 common share warrants" before tear-off of rights) and to the holders of convertible bonds, at a price of 3,900 lire per share (approximately 2.014 euro). The actual exercise of warrants gave rise to the issue of precisely 1,497,601,424 shares. The overall proceeds raised amounted to 5,840.6 billion lire (3,016.4 million euro) and were used to finance the Tender Offer on Telecom Italia.

Future potential changes in capital

At 31 December 1999, a total of 87,143,605 "Olivetti 1998-2002 floating-rate bonds" were still outstanding, net of:
- 847,233 bonds against which the corresponding shares had already been issued but not authorised by the Courts;
- 1,052,421 bonds whose conversion into common shares had been requested, with the subsequent issue of the relevant shares on 17 January 2000.

In respect of outstanding bonds, a total of 87,143,605 common shares for an overall value of 87.1 billion lire (45 million euro) could still be issued.

At 31 December 1999, a total of 54,852,669 "Olivetti 1998-2002 common share warrants" were still outstanding, net of:
- 38,979 exercised warrants against which the corresponding shares had already been issued but not authorised by the Courts until January 2000;
- 42,692 exercised warrants against which, at the end of the year, the corresponding shares had not been issued (17 January 2000).

In respect of outstanding warrants, 54,852,669 common shares at a price of 1,000 lire per share for an overall value of 54.9 billion lire (28.3 million euro) could still be issued

At 31 December 1999, 26,961,667 Olivetti 1999-2001 warrants assigned free of charge to managers of the Parent Company and its subsidiaries pursuant to the plan approved by the Board of Directors on 9 June 1999 and the additions approved on 29 November 1999 (as described in the section on employee stock option plans) had not been exercised.
Consequently, 26,961,667 common shares at a price of 2,320 lire per share including a premium of 1,320 lire, for an overall value of 62.6 billion lire, of which 27 billion as share capital and 35.6 billion as additional paid-in capital, could still be issued.

The Shareholders' Meeting of 12 May 1994 authorised the Directors to issue bonds, including convertible bonds, up to a maximum amount of 2,000 billion lire, within the limits allowed by law, and to issue shares up to a maximum nominal amount of 1,000 billion lire.
On 9 June 1994, in partial exercise of the powers conferred by the Shareholders, the Directors resolved to issue a 500 billion lire floating-rate bond maturing in 2001. The bond was fully subscribed and listed during 1994.



I.bis Share-capital increase to be filed with the Register of Companies pursuant to art. 2444 of the Italian Civil Code

This heading amounted to 11,323,082.53 euro as of 31 December 1999, the equivalent of 21,924,545,000 lire. It represented the nominal value of the shares issued by the Parent Company in respect of share-capital increases for which the authorisation of the Courts was still pending as of the balance-sheet date. The heading comprised:

- a share-capital increase of 21,038,333,000 lire (equivalent to 10,865,392.22 euro) through the issue of 21,038,333 common shares reserved for managers of the Parent Company and its subsidiaries in execution of the Board of Directors resolution of 9 June 1999 implementing the powers conferred by the Shareholders' Meeting of 7 April 1999;
- a share-capital increase of 847,233,000 lire (equivalent to 437,559.33 euro) through the issue of 847,233 common shares following the conversion of a similar number of "Olivetti 1998-2002 floating-rate" bonds;
- a share-capital increase of 38,979,000 lire (equivalent to 20,130.97 euro) through the issue of 38,979 common shares following the exercise of a similar number of "Olivetti 1998-2002 common share warrants".

I.ter Share-capital increase payment relating to exercise of warrants

At 31 December 1999, this heading amounted to 22,048.58 euro and referred to the payment made by the holders of 42,692 "Olivetti 1998-2002 common share warrants" (equivalent to 42,692,000 lire) on the exercise of such warrants; the corresponding shares had not been issued as of 31 December 1999 (17 January 2000).

II. Additional paid-in capital

At 31 December 1999, the balance on this heading amounted to 2,267,219,725.35 euro, equivalent to 4,389,949,573,600 lire, of which 4,343,044,129,600 lire referred to the share-capital increase of 1,497,601,424,000 lire to finance the Tender Offer, and 46,905,408,000 lire reflected the difference between the nominal value of 130,292,800 "Olivetti 7.50% 1993-1999" bonds converted after 18 June 1997 (date on which the amended ratio of 16 new shares for every 25 bonds came into effect) and the nominal value of the 83,387,392 shares issued in respect of such conversions.

II.bis Additional paid-in capital in respect of share-capital increases to be filed with the Register of Companies.

At 31 December 1999, this heading amounted to 14,342,317.73 euro, equal to 27,770,599,560 lire, for the share-capital increase of 21,038,333,000 lire reserved for managers of the Parent Company and its subsidiaries, and awaiting registration in the Register of Companies (January 2000).

V. Reserve for treasury stock

This reserve totalling 2,298,155.73 euro (4,449,850,000 lire) reflected the value of Parent Company treasury stock classified under financial fixed assets in accordance with article 2357 ter of the Italian Civil Code. The reserve cannot be distributed while the shares are held.



VIII. Retained earnings (accumulated losses)

At 31 December 1999, the Company had accumulated losses of 159,759,033.50 euro compared with 63,128,785.06 euro at 31 December 1998, an increase of 96,630,248.44 euro (equivalent to 187,102,251,144 lire) attributable to the net loss for 1998.

Capital and reserves

(in lire)	31.12.1998	Change	31.12.1999
Share capital			
Common shares	2,820,763,441,000		4,721,387,429,000
Share capital increas resolved by the Board of Directors on 7 April 1999 in execution of the powers conferred by the Extraordinary Shareholders' Meeting held on the same date		1,497,601,424,000	
Conversion of 82,881,655 "Olivetti 1998-2002 f.r. convertible bonds"		82,881,655,000	
Exercise of "Olivetti common shares 1998-2002 warrants"		270,692,349,000	
Share capital increase resolved by the Board of Directors held on 18 February 1998 in execution of the powers conferred by the Extraordinary Shareholders' Meeting held on 29 April 1993		12,000,000,000	
Conversion of 58,513,375 "Olivetti 7.50% 1993-1999 bonds" in the ratio of 16 new shares (with a nominal value of lire 1,000 each) every 25 bonds of the same nominal value		37,448,560,000	
Preferred shares	15,221,888,000		15,221,888,000
Savings shares	78,629,488,000		78,629,488,000
Total share capital	**2,914,614,817,000**	**1,900,623,988,000**	**4,815,238,805,000**
Share capital increase to be filed with the Register of Companies pursuant to art. 2444 of the Italian Civil Code			
Conversion of 58,513,375 "Olivetti 7.50% 1993-1999 bonds" in the ratio of 16 new shares (with a nominal value of lire 1,000 each) every 25 bonds of the same nominal value	37,448,560,000	(37,448,560,000)	-
Conversion of 847,233 "Olivetti f.r. 1998-2002 bonds"	4,874,775,000	(4,027,542,000)	847,233,000
Share capital increase resolved by the Board of Directors held on 9 June 1999 in execution of the powers conferred by the Extraordinary Shareholders' Meeting held on 7 April 1999		21,038,333,000	21,038,333,000
Exercise of "Olivetti common shares 1998-2002 warrants"	376,786,000	(337,807,000)	38,979,000
Share capital increase payment relating to the exercise of "Olivetti common shares 1998-2002 warrants"		42,692,000	42,692,000
Total	**42,700,121,000**	**(20,732,884,000)**	**21,967,237,000**
Total share capital	**2,957,314,938,000**	**1,879,891,104,000**	**4,837,206,042,000**
Reserves			
Additional paid-in capital in respect of the conversion of 130,292,800 Olivetti 7.50% 1993-1999 bonds	46,905,408,000		46,905,408,000
Additional paid-in capital in respect of the capital increase of July 1999		4,343,044,129,600	4,343,044,129,600
Reserve for treasury stock	4,449,850,000		4,449,850,000
Additional paid-in capital in respect of share capital increases to be filed with the Register of Companies		27,770,599,560	27,770,599,560
Total reserves	**51,355,258,000**	**4,370,814,729,160**	**4,422,169,987,160**
Total	**3,008,670,196,000**	**6,250,705,833,160**	**9,259,376,029,160**

1234

Total shareholders' equity as of 31 December 1999 was 7,454.4 million euro. This amount reflected overall share capital (2,498.2 million euro, including the amount to be filed with the Register of Companies), reserves (2,283.9 million euro), residual accumulated losses from 1996, 1997 and 1998 (159.8 million euro) and income for 1999 (2,832.1 million euro).

B) Reserves for risks and charges

2) Taxation

The following years are subject to adjustment or to assessment by the tax authorities: for income taxes, the years from 1994;for value added tax, the years from 1995.

In 1999, the Company underwent a general tax inspection conducted by the Regional Corps of the Turin Tax Police, with specific reference to the years 1994, 1995 and 1996. The inspectors' report to the competent Inland Revenue office listed a series of hypothetical administrative anomalies regarding both value added tax and (predominantly) income tax. The objections regarding income tax essentially stem from a different configuration of tax results due to differences in the allocation to each of the three periods of costs sustained and revenues realised by the Company over the three years in question.

For all three years, the Company declared a tax loss; specifically, for 1994 a tax loss of 510 billion lire, for 1995 a loss of 904 billion lire and for 1996 a tax loss of 1,705 billion lire.

Should the recoveries proposed by the Tax Police be accepted in full, the 1994 loss would decrease to 431 billion lire, the 1995 loss to 551 billion lire and the 1996 loss to 1,375 billion lire.

Should the Inland Revenue office perform adjustments or assessments incorporating in full or in part the omissions alleged by the Tax Police, the Company will lodge counter-claims at every level, since it believes that, for the most part, the inspectors' conclusions have no sound basis in either fact or law.

In 1994, 1995 and 1996 the Company received assessment notices relating to income tax returns for the years from 1988 to 1992. No significant assessment notices have been received with regard to value-added tax.

In the assessment relating to 1988, the financial authorities objected to the treatment of lease-back contracts as financial leasing contracts, in view of the consequent tax regime. The assessments concerning 1991 and 1992 stemmed from objections raised by the Regional Corps of the Trieste Tax Police with regard to usufruct on share contracts entered into by the Company in previous years. The assessments relating to 1989 and 1990 concerned both matters.

With regard to usufruct on share contracts, in separate assessments, the authorities i) questioned the legitimacy of the deduction of tax credits and withholdings relating to dividends collected from resident companies by the Company as usufructuary, and ii) alleged the co-responsibility of the Company for failure to apply to such dividends the higher withholdings taxes due on payment of share income to non residents.

The Company has lodged appeals against all these assessments.

The objections raised with regard to lease-back contracts have been rejected by both the first-degree Provincial Tax Court and the second-degree Regional Tax Court. In the meantime, the Inland Revenue has decided not to proceed further with the matter.

1235

All the objections raised by the tax authorities regarding usufruct on share contracts for the years 1989, 1991 and 1992 and, for 1990, the deductibility of tax credit and withholdings on dividends, have been rejected by both the first- and second-degree Tax Courts. Only the appeal by the Company against the 1990 assessment alleging co-responsibility for lower tax withholdings has been rejected by both the provincial and the regional Tax Courts.
With regard to the deductibility of tax credit and withholdings, the Inland Revenue office has presented an appeal to the Court of Cassation for the years 1991 and 1992, and is still in time to present an appeal with regard to 1989 and 1990. As regards the assessments for 1989, 1991 and 1992 concerning the Company's co-responsibility for alleged non-application of withholdings on dividends, the Inland Revenue office has not presented an appeal to the Court of Cassation, but is still in time to do so. The Company will appeal to the Court of Cassation against the decision of the regional Tax Court regarding tax withholdings in 1990.
The Company's tax advisors believes that the disputes regarding usufruct on share contracts will be settled in favour of the Company, since the objections raised on both matters lack any juridical basis, as recognised during proceedings to date.

3) Other provisions

As of 31 December 1999, after a provision of 177.5 million euro (of which 1.9 million euro classified as personnel costs) and use of 117.9 million euro, the balance on this heading was 215.5 million euro, including 28 million euro for deferred social charges arising from reductions in the workforce pursuant to law 223/1991, 162.3 million euro in charges relating to commitments and possible future risks in connection with the sale of OliMan Holding B.V., 7.5 million euro in charges relating to guarantees given to subsidiary companies.

C) Reserve for employee severance indemnities

	Year 1999	Year 1998	Change
Beginning balance	**6,600,057.46**	**11,279,390.08**	**(4,679,332.62)**
Provision for the year	1,085,419.98	1,408,676.23	(323,256.25)
Additional indemnities	1,006,154.22	6,564,500.17	(5,558,345.95)
	2,091,574.20	7,973,176.40	(5,881,602.20)
Indemnities paid	(1,993,055.81)	(9,807,040.54)	7,813,984.73
Advances to employees	(47,196.94)	(93,188.91)	45,991.97
Contributions paid to the National Insurance Authority (INPS)	(63,840.06)	(78,822.44)	14,982.38
Net balance of amounts transferred between italian Group companies following the transfer of employees	(402,421.28)	(394,634.94)	(7,786.34)
	(2,506,514.09)	(10,373,686.83)	7,867,172.74
Business contribution to Olivetti Multiservices S.p.A.	–	(2,278,822.19)	2,278,822.19
Ending balance	**6,185,117.57**	**6,600,057.46**	**(414,939.89)**

1234

D) Payables

Payables due within 12 months

	31.12.1999	31.12.1998	Change
Financial payables			
2) Convertible bonds	-	213,210.45	(213,210.45)
3) Due to banks			
Bank overdrafts	261,518,470.21	73,173,243.38	188,345,226.83
Current portion of long-term debt	63,708,805.58	167,946,123.27	(104,237,317.69)
	325,227,275.79	241,119,366.65	84,107,909.14
4) Due to other providers of finance			
Savings deposits of employees	63,751.54	63,751.54	-
Current portion of loans from the Tecnological Innov. Fund (FIT)	4,474,200.11	4,149,673.82	324,526.29
Mannesmann A.G.	-	359,406.56	(359,406.56)
	4,537,951.65	4,572,831.92	(34,880.27)
8) Due to subsidiary companies			
Loans and interest bearing current accounts			
Elemedia S.p.A.	98,441.34	-	98,441.34
Olivetti Canon Industriale S.p.A.	508,538.78	-	508,538.78
Olivetti Lexikon S.p.A.	27,375,861.59	15,609,278.75	11,766,582.84
Other subsidiary companies	5,207.87	27,860.26	(22,652.39)
Adjustment on Olivetti Multiservices S.p.A. business contribution	-	5,354,926.01	(5,354,926.01)
	27,988,049.58	20,992,065.02	6,995,984.56
9) Due to associated companies			
Loans and interest bearing current accounts	-	126,323.91	(126,323.91)
13) Due to third parties			
Loans and interest bearing current accounts	103,833.67	108,146.47	(4,312.80)
Total financial payables	**357,857,110.69**	**267,131,944.42**	**90,725,166.27**
Non financial payables			
5) Advances	3,772,422.00	-	3,772,422.00
6) Suppliers	30,345,534.46	14,581,949.01	15,763,585.45
8) Due to subsidiary companies			
for supplies	2,360,149.27	2,667,732.67	(307,583.40)
Other	1,067,489.63	1,130,670.31	(63,180.68)
	3,427,638.90	3,798,402.98	(370,764.08)
9) Due to associated companies			
for supplies	105,903.82	31,970.28	73,933.54
residual amounts due for capital subscriptions and acquisitions	-	3,615.20	(3,615.20)
	105,903.82	35,585.48	70,318.34
11) Due to tax authorities	713,494,941.85	4,228,221.53	709,266,720.32
12) Due to social security authorities	958,110.92	1,301,379.83	(343,268.91)
13) Other payables			
Wages and salaries	3,293,916.28	5,088,427.12	(1,794,510.84)
Social activities and services fund	46,524.66	46,524.66	-
Residual amounts due for capital subscriptions and acquisitions	55,157.60	55,157.60	-
Other	8,315,151.37	8,284,396.89	30,754.48
	11,710,749.91	13,474,506.27	(1,763,756.36)
Total non financial payables	**763,815,301.86**	**37,420,045.10**	**726,395,256.76**
Total payables due within 12 months	**1,121,672,412.55**	**304,551,989.52**	**817,120,423.03**

1237

Payables due within 12 months rose by 817.1 million euro, mainly as a result of current income taxes (711 million euro) and the increase in financial payables due to banks (84.1 million euro).
The current tax liability (711 million euro) has been calculated in accordance with current tax laws. It relates entirely to IRPEG (State Corporation Income Tax), since no IRAP (Local Income Tax) taxable income arose in 1999, as illustrated in the comments on income taxes for the year.
In 1999, tax loss carry-forwards were used for 1,654.7 million euro.

Payables due after 12 months

1) Bonds

	31.12.1999	31.12.1998	Change
Olivetti 1994-2001 floating rate bonds	258,228,449.55	258,228,449.55	-

2) Convertible bonds

	31.12.1999	31.12.1998	Change
Olivetti 7,50% 1993-1999 convertible:			
amount subscribed upon issue	-	135,198,500.20	(135,198,500.20)
conversion into common shares	-	(134,985,289.75)	134,985,289.75
less: current portion	-	(213,210.45)	213,210.45
Olivetti 1998/2002 floating rate convertible:			
amount subscribed upon issue	172,903,363.68	172,903,363.68	-
conversion into common shares	(127,897,447.68)	(89,407,231.43)	(38,490,216.25)
Total	**45,005,916.00**	**83,496,132.25**	**(38,490,216.25)**

3) Amounts due to banks

	31.12.1999	31.12.1998	Change
Ordinary loans	178,099,595.50	218,184,284.40	(40,084,688.90)
Loans for research	116,929,010.57	213,594,948.57	(96,665,938.00)
less: current portions	(63,708,805.58)	(167,946,123.27)	104,237,317.69
Total	**231,319,800.49**	**263,833,109.70**	**(32,513,309.21)**

4) Amounts due to other providers of finance

	31.12.1999	31.12.1998	Change
Loans from the Technological Innovation Fund (FIT)	27,268,644.27	30,250,612.13	(2,981,967.86)
less: current portions	(4,474,200.11)	(4,149,673.82)	(324,526.29)
Total	**22,794,444.16**	**26,100,938.31**	**(3,306,494.15)**


1238

5) Amounts due to subsidiary companies

	31.12.1999	31.12.1998	Change
Amounts due to subsidiary companies	1,506,727,164.39	-	1,506,727,164.39

Amounts due to subsidiary companies referred to the loan granted by Olivetti Holding B.V., which was used to finance outlay in connection with the Tender Offer on Telecom Italia S.p.A. after use of the proceeds arising from the sale of the OliMan Holding B.V. equity investment (7,930.7 million euro).

***

As of 31 December 1999, financial payables and other financial operations secured by guarantees on company property totalled 52.6 million euro; these guarantees, provided in respect of research loans granted by San Paolo IMI, amounted to a total of 55.9 million euro (68.2 million euro as of 31 December 1998) and consisted of pledges on securities.

Medium/long-term debt was as analysed below:

(in millions of euro)	31.12.1999	31.12.1998
Amounts due to subsidiary companies		
Loan from Olivetti Holding B.V., interest rate 4,59% at 31.12.1999 repayable on 30 June 2002	1,506.7	-
Amounts due to third parties		
Olivetti 7.50% 1993-1999 bonds (nominal value lire 1,000 each), convertible into common shares, repayable in full on 1 January 1999, with early repayment option	-	0.2
"Olivetti 1994-2001" bonds (nominal value lire 1,000 each), floating rate (Ribor three months plus 0.75 p.p.p.a.; interest rate at 31 December 1999 4.2%) repayable in full on 26 January 2001, supported by swap contract to stabilise the rate at 4.145%	258.2	258.2
Olivetti 1998-2002 floating rate bonds, convertible into common shares, interest rate at 31 December 1999: 4.5%	45.0	83.5
IMI loans for research pursuant to Law 46/1982, average interest rate of 4.5% at 31 December 1999, repayable by 2001	0.5	0.8
IMI loans for research pursuant to Law 346/1988, average interest rate of 12.5376% (gross of interest relief grants) at 31 December 1999, repayable by 2004	116.4	212.8
Subsidized loans for technological innovation, average interest rate of 7.0981% at 31 December 1999, repayable by 2010	27.3	30.3
Other loans in Italian Lire, average interest rate of 4.7801% at 31 December 1999, repayable by 2002	178.1	218.2
Total	**2,132.2**	**804.0**
of which:		
Portion expiring within 12 months	68.2	172.3
Portion expirign after 12 months	2,064.0	631.7

Payables due after 12 months expire as follows:

(in millions of euro)	31.12.1999	31.12.1998
within 2 years	377.5	37.0
within 5 years	1,679.8	565.8
after 5 years	6.7	28.9
Total	**2,064.0**	**631.7**

1239

With regard to the 500 billion lire floating-rate bond (258 million euro) issued by Olivetti S.p.A. and maturing in July 2001, the Company arranged interest rate swaps for the entire amount and with the same expiry, which convert the floating rate to a quarterly fixed rate of 4.145%. It simultaneously closed previous hedging operations with collar structures (purchase of cap contracts and sale of floor contracts).
As of 31 December 1999, the Company had unused overdraft facilities on current accounts for 157.5 million euro (159.3 million euro as of 31 December 1998) and other unused stand-by lines of credit for 91.9 million euro (193.2 million euro as of 31 December 1998).

Summary of net financial position:

	31.12.1999	31.12.1998	Change
Financial fixed assets			
Financial receivables due within 12 months			
From subsidiary companies	104,034.90	1,142,810.42	(1,038,775.52)
Others	14,974,673.06	14,660,956.46	313,716.60
	15,078,707.96	15,803,766.88	(725,058.92)
Financial receivables due after 12 months subsidiary companies	231,571.53	457,889.20	(226,317.67)
Total financial fixed assets	**15,310,279.49**	**16,261,656.08**	**(951,376.59)**
Current financial assets			
Interest bearing current accounts with subsidiary companies	65,127,374.60	406,333,896.45	(341,206,521.85)
Interest bearing current accounts with associated companies	76,898.24	1,251,099.05	(1,174,200.81)
Interest bearing current accounts with third parties	21,769,617.41	903,133.22	20,866,484.19
Securities	76,056,372.97	145,757,369.22	(69,700,996.25)
Receivables for securities held under reverse repurchase agreements	132,826,975.46	209,155,928.69	(76,328,953.23)
Liquid funds	98,925,015.32	54,974,933.62	43,950,081.70
Total current financial assets	**394,782,254.00**	**818,376,360.25**	**(423,594,106.25)**
Accrued interest income	**6,130,940.54**	**33,024,713.25**	**(26,893,772.71)**
Total financial resources (A)	**416,223,474.03**	**867,662,729.58**	**(451,439,255.55)**
Financial payables			
Due within 12 months (of which 14,156,214.4 of accruals)	372,013,325.09	295,714,902.20	76,298,422.89
Due after 12 months (of which 38,529,574.88 of accruals)	2,102,605,349.47	631,658,629.80	1,470,946,719.67
Total financial payables (B)	**2,474,618,674.56**	**927,373,532.00**	**1,547,245,142.56**
Net financial indebtedness (B–A)	**(2,058,395,200.53)**	**(59,710,802.42)**	**(1,998,684,398.11)**

Financial payables totalled 2,474.6 million euro compared with 927.4 million euro as of 31 December 1998; the net increase of 1,547.2 million euro comprised 1,506.7 million euro for the loan from Olivetti Holding B.V., 38.5 million euro for the decrease in the "Olivetti 1998-2002 convertible floating rate bond following conversions, 35.8 million euro for the decrease in medium/long-term payables to banks and other providers of finance and 76.3 million euro mainly arising from the rise in short-term payables due to banks.



Considering liquid funds and financial receivables, net financial indebtedness amounted to 2,058.4 million euro (59.7 million euro as of 31 December 1998).
As from 1999, the net financial position includes accrued interest income/expenses and excludes receivables due from third parties after 12 months. In order to permit comparison, similar adjustments have been made to the net financial position for 1998. Accrued interest income/expenses amounted respectively to 6.1 million euro (33 million euro as of 31 December 1998) and 52.7 million euro (28.6 million euro as of 31 December 1998).

E) Accrued expenses and deferred income

	31.12.1999	31.12.1998	Change
Accrued expenses			
Interest expenses and charges on loans from			
subsidiary companies	-	646,681.34	(646,681.34)
third parties	14,156,214.40	27,936,276.44	(13,780,062.04)
Interest expenses on loans from			
Olivetti Holding B.V. (due after 12 months)	38,529,574.88	-	38,529,574.88
Accrued vacations	117,566.77	164,892.01	(47,325.24)
Insurance premiums and others			
associated companies	5,732.01	5,732.01	-
third parties	422,806.87	130,668.71	292,138.16
	53,231,894.93	**28,884,250.51**	**24,347,644.42**
Deferred income			
third parties	54,514.87	96,509.07	(41,994.20)
subsidiary companies	267,531.41	-	267,531.41
	322,046.28	**96,509.07**	**225,537.21**
Total	**53,553,941.21**	**28,980,759.58**	**24,573,181.63**

1241

Memorandum accounts

A) Personal securities given, net of counter-securities received

As of 31 December 1999, suretyships and other personal guarantees given, also indirectly through banks and insurance companies, totalled 12,284.3 million euro (1,385.7 million euro as of 31 December 1998) and were subdivided as follows:

(in millions of euro)	31.12.1999	31.12.1998
To third party holders of securities issued by subsidiary companies	11,706.4	762.0
To banks and finance companies for credit lines and financing given to subsidiary companies	21.4	52.6
Counter-securities given to third parties for guaranteees given on behalf of:		
subsidiary companies	28.4	136.9
associated and unconsolidated subsidiary companies	6.8	7.4
third parties	120.5	27.4
	11,883.5	986.3
Other personal guarantees given	400.8	399.4
Total personal guarantees given	**12,284.3**	**1,385.7**

The 10,944.4 million euro increase in guarantees given to third-party holders of securities issued by subsidiary companies arose almost in full from the following bond loans:

- Olivetti International N.V. 1,500 million euro, maturing in 2009;
- Tecnost International N.V. 9,443.6 million euro, maturing in 2004; this guarantee was given jointly with Tecnost S.p.A.

Other guarantees, totalling 400.8 million euro as of 31 December 1999, included:

- 37.8 million euro in suretyships for the completion of commercial supplies by Getronics S.p.A. (formerly Wang Global S.p.A.);
- 249.4 million euro in guarantees given on behalf of Infostrada S.p.A. to the Italian State Railways;
- 89.6 million euro in guarantees to Mannesmann A.G. with regard to the sale of the equity investment in OliMan Holding B.V.;
- 24 million euro in other guarantees.

To cover the above guarantees, as of 31 December 1999 the Company had received counter-securities totalling 9,767.5 million euro (137.7 million euro at 31 December 1998), largely comprising 9,443.6 million euro from Tecnost S.p.A. in respect of guarantees given to third-party holders of issued bonds, 249.4 million euro from Mannesmann A.G. in respect of guarantees given to the Italian State Railways and 42.3 million euro received from Wang Laboratories Inc.



B) Guarantees on Company assets

Guarantees secured by Company assets relating to financial operations are analysed in financial payables.

C) Commitments

As of 31 December 1999, contractual commitments totalled 17 million euro (27.7 million euro at 31 December 1998) and referred to repurchase commitments on a building following the sale of the equity investment in Olivetti Ricerca S.p.A. to Getronics Solutions Italia S.p.A..

D) Other accounts

Other accounts as of 31 December 1999 totalled 3.8 million euro and related to third-party guarantee deposits (62 million euro at 31 December 1999).

***

Other information

Jointly with Tecnost S.p.A., the Company gave guarantees totalling 7,193 million euro in respect of the interest-rate hedging operations transacted by Tecnost International N.V. for an overall notional amount of 12,868 million euro (regarding bonds for an overall amount of 15,868 million euro issued by Tecnost International N.V. and Tecnost International Finance N.V. during 1999).
Additional guarantees for an amount of 3,501 million euro are currently being arranged.

Comments on the Statement of Income

A) Value of production

5) Other income

Other income totalled 17.1 million euro (41.4 million euro in 1998); the 24.3 million euro decrease largely arose as a result of the reduction in charges to subsidiary companies for services provided following the transfer of the relevant business unit to Olivetti Multiservices S.p.A. on 31 December 1998.

B) Costs of production

9) Personnel

1999 payroll costs were 21.8 million euro compared with 26.8 million euro in 1998. They included a provision of 1.9 million euro to cover the estimated cost of early-retirement incentives relating to workforce reduction plans.
The average number of employees decreased from 377 in 1998 to 200 in 1999 (43 managers, 42 supervisors, 110 white collars and 5 blue collars), a reduction of 177 average units.
The change in unit costs was due in particular to the application of the two-yearly renewal of the wage agreement relating to the National Collective Labour Agreement signed on 8 June 1999, as a result of which the minimum wage for blue collars, white collars and supervisors increased, as from 1 July 1999, from a minimum of 13.98 euro to a maximum of 39.23 euro, depending on the category. A second contributory factor to the change in unit costs was a one-off payment of 61.97 euro for the period 1 January - 30 June 1999.

10) Depreciation, amortisation and writedowns

Amortisation of intangible fixed assets - The charge for the year amounted to 19.9 million euro and included 19.1 million euro for amortisation of the costs sustained in relation to share-capital increases executed in 1998 and 1999; as explained earlier, these costs do not include registration duty, which is classified under extraordinary charges relating to the costs of the Tender Offer.

Depreciation of tangible fixed assets - Depreciation for the year (1 million euro) was determined on a straight-line basis using rates that reflect the residual useful lives of the assets concerned.
Depreciation was lower in 1999 than in 1998 due to the transfer of the real-estate business unit to Olivetti Multiservices S.p.A. on 31 December 1998.



As noted in the comments on tangible fixed assets, accelerated depreciation was also provided, in accordance with tax laws:

(in millions of euro)	Year 1999	Year 1998	Change
Ordinary depreciation	0.7	10.2	(9.5)
Accelerated depreciation	0.3	0.9	(0.6)
Total depreciation	**1.0**	**11.1**	**(10.1)**

Writedowns of receivables classified as current assets – The allowance for doubtful accounts was 18.2 million euro (32.3 million euro in 1998), of which 17.5 million euro for the writedown of receivables repurchased in previous years from Wang Global S.p.A. in connection with the sale of Olsy S.p.A. to Wang Laboratories Inc.

12) Provisions for risks

Provisions for risks totalled 175.6 million euro (125.4 million euro at 31 December 1998) and included:

- 87.6 million euro for commitments to Mannesmann A.G. in connection with the sale of the equity investment in OliMan Holding B.V., to cover the eventuality of Bell Atlantic exercising its purchase option on Omnitel Sistemi Radiocellulari S.p.A. shares at a previously arranged price;
- 74.6 million euro for possible future charges relating to the Public Tender Offer on C.C.I.L. in 1999;
- 7.5 million euro provided in accordance with prudent valuation criteria to cover the risk of writedowns of receivables guaranteed to invested companies;
- 5.9 million euro for other risks.

14) Other operational expenses

	Year 1999	Year 1998	Change
INVIM (Property value increment tax)	–	2,117,473.30	(2,117,473.30)
Duties and non-income taxes	5,140,883.26	2,448,522.20	2,692,361.06
Losses on receivables	8,569,263.54	–	8,569,263.54
Guarantees	23,275,934.22	–	23,275,934.22
Early termination of contracts	–	4,957,986.23	(4,957,986.23)
Contractual indemnities	29,807,855.12	–	29,807,855.12
Additional social benefits	596,194.60	372,914.72	223,279.88
Other	3,626,361.67	510,839.75	3,115,521.92
Total	**71,016,492.41**	**10,407,736.20**	**60,608,756.21**

Other operational expenses included guarantees exercised by group companies in respect of uncollectible receivables due from O.P. Computers S.p.A., (23.3 million euro), indemnities granted to Getronics N.V. at the time of the sale of the equity investment in Wang Laboratories Inc. (29.8 million euro) and losses on receivables acquired from Wang Global S.p.A. (8.6 million euro).



Taxes other than income taxes (5.1 million euro) referred in particular to non-deductible VAT (3 million euro) and registration duty (1.9 million euro) on share-capital increases in connection with the conversion of the "Olivetti 1998-2002 floating-rate bond" and the exercise of "Olivetti 1998-2002 common share warrants".

C) Financial income and charges

15) Income from equity investments

	Year 1999	Year 1998	Change
Dividends from subsidiary companies			
Prima Systems S.r.l.	-	5,542,357.21	(5,542,357.21)
Olivetti Prodotti Industriali S.p.A.	-	19,482,820.07	(19,482,820.07)
Tecnost S.p.A.	-	2,968,404.20	(2,968,404.20)
	-	27,993,581.48	(27,993,581.48)
Tax credit	-	13,162,159.28	(13,162,159.28)
	-	**41,155,740.76**	**(41,155,740.76)**
Dividends from associated companies	-	-	-
Other dividends			
Mediobanca S.p.A.	1,106,250.68	1,106,250.68	-
Fin. Priv. S.r.l.	167,136.30	167,136.30	-
Lottomatica S.p.A.	8,967,137.85	2,788,867.26	6,178,270.59
Finsiel S.p.A.	600,804.64	80,422.67	520,381.97
	10,841,329.47	4,142,676.91	6,698,652.56
Tax credit	6,014,260.23	2,385,761.90	3,628,498.33
	16,855,589.70	**6,528,438.81**	**10,327,150.89**
Total	**16,855,589.70**	**47,684,179.57**	**(30,828,589.87)**

16) Other financial income

	Year 1999	Year 1998	Change
Income from			
a) Receivables classified as fixed assets for subsidized loans on behalf of:			
subsidiary companies	51,699.16	359,962.96	(308,263.80)
third parties	127,418.43	342,089.45	(214,671.02)
other from associated companies	3,706.77	5,751.23	(2,044.46)
b) Securities classified as fixed assets			
with fixed income	-	398,134.48	(398,134.48)
with floating yield	-	607,788.86	(607,788.86)
c) Securities held as current assets			
with fixed income	3,310,158.37	3,509,475.66	(199,317.29)
with floating yield	2,114,171.29	2,275,295.90	(161,124.61)
d) Receivables for securities held under reverse repurchase agreements	11,686,990.03	22,394,946.10	(10,707,956.07)
e) Other receivables			
from subsidiary companies			
Olivetti International S.A.	42,783.67	665,509.03	(622,725.36)
Sy.F.A. S.p.A.	-	3,658,658.90	(3,658,658.90)
Olivetti Finanziaria Industriale S.p.A.	1,382,390.53	425,126.33	957,264.20
Olivetti Lexikon S.p.A.	242,648.21	1,119,989.57	(877,341.36)
Tecnost S.p.A.	4,247,335.14	-	4,247,335.14
Tecnost International N.V.	4,362,496.31	-	4,362,496.31
OliMan Holding B.V.	-	7,213,002.29	(7,213,002.29)
Other subsidiary companies	6,821,043.52	6,821,841.45	(797.93)
from associated companies	205.57	65,901.62	(65,696.05)
from other customers	1,134,764.09	272,702.81	862,061.28
f) Bank current accounts	6,380,009.36	1,418,751.39	4,961,257.97
g) Gains from exchange rate fluctuations	7,163,790.04	2,086,980.03	5,076,810.01
h) Other	14,691,939.27	11,864,785.24	2,827,154.03
Total	**63,763,549.76**	**65,506,693.30**	**(1,743,143.54)**

17) Interest and other financial charges

	Year 1999	Year 1998	Change
Interest payable to subsidiary companies			
Olivetti Lexikon S.p.A.	193,810.55	106,384.23	87,426.32
Olivetti Finanziaria Industriale S.p.A.	1,038,375.96	2,371,062.45	(1,332,686.49)
Olteco Fin S.p.A.	33,746,756.87	-	33,746,756.87
Olivetti Holding B.V.	18,317,330.51	-	18,317,330.51
other subsidiary companies	903,802.92	1,178,402.44	(274,599.52)
Interest payable to associated companies	-	5,685.67	(5,685.67)
Interest payable to third parties			
Bonds	11,766,054.48	20,120,961.60	(8,354,907.12)
Medium/long-term loans	15,351,031.28	18,506,162.02	(3,155,130.74)
Olivetti Solutions (Olsy) S.p.A.	-	1,012,583.75	(1,012,583.75)
Bank current accounts	6,253,611.34	4,996,103.31	1,257,508.03
Interest rate swaps	27,285,518.17	8,653,194.28	18,632,323.89
Charges on borrowing relating to the Tender Offer on Telecom Italia	5,993,231.24	-	5,993,231.24
Losses on exchange rate fluctuations	20,177,995.58	3,126,588.27	17,051,407.31
Interest, commissions and charges on other finance operations	11,777,881.40	18,701,042.24	(6,923,160.84)
Total	**152,805,400.30**	**78,778,170.26**	**74,027,230.04**

1247

Financial charges (152.8 million euro in 1999, 78.8 million euro in 1998) increased by 74 million euro mainly as a result of:

- interest expense on borrowings relating to the Telecom Italia Tender Offer (6.0 million euro to third parties and 52.1 million euro to subsidiary companies), against which financial income due from subsidiary companies totalled 8.6 million euro;
- charges relating to the closure of a collar contract for a notional value of 258.2 million euro stipulated in 1994 and due to expire in July 2001 (15.5 million euro).

This operation was arranged in order to restructure current protection (cap contracts purchased at 10.75% and floor contracts sold at 7.50%); the low interest rates at the end of 1999 enabled the Company to block a fixed rate of 4.145% for the residual term of the bond (maturity in July 2001) by opening new interest rate swaps and simultaneously closing the previous collars.

D) Value adjustments to financial assets

19) Write-downs

	Year 1999	Year 1998	Change
Write-down of equity investments			
Tecnost S.p.A.	2,071,284,736.18	-	2,071,284,736.18
Olivetti International S.A.	100,444,842.53	62,231,506.97	38,213,335.56
Olivetti Finanziaria Industriale (O.F.I.) S.p.A.	14,602,336.28	19,020,025.49	(4,417,689.21)
Olivetti Lexikon S.p.A.	212,261,257.56	-	212,261,257.56
Olivetti Multiservices S.p.A.	5,301,430.07	-	5,301,430.07
Olivetti Management of America	55,729.36	-	55,729.36
Eurofly S.p.A.	1,390,120.21	-	1,390,120.21
Sy. F.A. S.p.A.	-	8,988,562.18	(8,988,562.18)
Olivetti Ricerca S.p.A.	-	11,318,189.42	(11,318,189.42)
Modinform S.p.A.	-	4,132,343.97	(4,132,343.97)
Other	44,656.36	-	44,656.36
	2,405,385,108.55	**105,690,628.03**	**2,299,694,480.52**
Coverage of losses			
Modinform S.p.A.	-	28,358,850.56	(28,358,850.56)
Olivetti Finanziaria Industriale S.p.A.	-	35,079,113.91	(35,079,113.91)
Olivetti Personal Computers S.p.A.	-	5,276,271.18	(5,276,271.18)
Olivetti Ricerca S.p.A.	-	520,228.66	(520,228.66)
Olivetti Lexikon S.p.A.	-	34,592,585.57	(34,592,585.57)
Olivetti Solutions (Olsy) S.p.A.	-	20,658,275.96	(20,658,275.96)
Olivetti Value Services S.p.A.	-	158,058.15	(158,058.15)
Sy. F.A. S.p.A.	24,394,644.93	-	24,394,644.93
	24,394,644.93	**124,643,383.99**	**(100,248,739.06)**
Valuation allowance			
Provision	-	33,016,573.10	(33,016,573.10)
Utilization	(33,016,601.51)	(66,376,590.04)	33,359,988.53
	(33,016,601.51)	**(33,360,016.94)**	**343,415.43**
Total	**2,396,763,151.97**	**196,973,995.08**	**2,199,789,156.89**

The reasons for the writedown of the equity investments in Tecnost S.p.A. (2,071.3 million euro) and Olivetti International S.A. (100.4 million euro) are illustrated earlier in this Report.


1248

E) Extraordinary income and charges

20) Extraordinary income

	Year 1999	Year 1998	Change
Gains on disposals			
Equity investments			
subsidiary companies	6,892,248,937.35	279,775,998.30	6,612,472,939.05
associated companies	1,491,175.45	563,934.26	927,241.19
others	13,307,181.46	5,667,826.15	7,639,355.31
Tangible fixed assets	47,426.01	695,157.90	(647,731.89)
Business contribution to Olivetti Multiserves S.p.A.	-	106,517.45	(106,517.45)
	6,907,094,720.27	**286,809,434.06**	**6,620,285,286.21**
Other income	18,154,706.31	83,553,003.98	(65,398,297.67)
Total	**6,925,249,426.58**	**370,362,438.04**	**6,554,886,988.54**

Gains on the disposal of equity investments totalled 6,907.1 million euro and were as follows:

- OliMan Holding B.V. (sold to Mannesmann) for 6,891.9 million euro of which:

– 282.5 million euro from the sale in February 1999 of 12.4% of the investment (as a result of which Olivetti's investment in the Dutch company decreased from 62.5% to 50.1%);

– 4,155.8 million euro from the sale in June 1999 of 31.5% of the investment (as a result of which the investment decreased from 50.1% to 18.6%);

– 2,453.6 million euro from the sale, also in June, of the residual equity investment of 18.6% in OliMan Holding B.V. to the company itself as a buy-back operation in order to abate the corresponding capital stake of this company;

- Wang Laboratories Inc. for 13.3 million euro following acceptance of the Tender Offer made by Getronics N.V. With the sale of this investment, Olivetti was also able to collect the receivable for shares due from Wang Laboratories Inc., for an amount exceeding book value by 2.8 million euro (recorded under other income);
- other equity investments for 1.9 million euro.

Other income (18.2 million euro) arose from adjustments to costs relating to previous years (2.3 million euro), an indirect tax (INVIM) payment that was lower than the 1998 provision (1 million euro), collection of amounts in excess of the price paid to repurchase receivables from Wang Global S.p.A. (8.1 million euro), gains on receivables for shares due from Wang Laboratories Inc. (2.8 million euro) and sundry other items for 4 million euro.

21) Extraordinary charges

	Year 1999	Year 1998	Change
Losses on disposals of:			
Tangible fixed assets	79,887.11	251,129.12	(171,242.01)
Equity investments			
subsidiary companies	7,148,352.02	46,771,054.18	(39,622,702.16)
associated companies		18,075.99	(18,075.99)
other investments	-	-	-
Other charges	519,864,473.05	1,934,797.74	517,929,675.31
Total	**527,092,712.18**	**48,975,057.03**	**478,117,655.15**

Extraordinary charges totalled 527.1 million euro (49 million euro in 1998) and largely consisted of losses on disposals of equity investments for 7.1 million euro (of which 1.7 million euro for Modinform S.p.A., 1.4 million euro for Olivetti Sanità S.p.A. and 3.6 million euro for Olivetti Ricerca S.p.A.) and of other charges totalling 519.9 million euro, of which 509.6 million euro for costs relating to the Tender Offer (commissions, guarantees and other bank expenses, legal and tax consultancy fees, registration duty on the 1999 share-capital increase).

22) Income taxes for the year

Income taxes for 1999 totalled 761.1 million euro, of which 711 million euro are current taxes and 50.1 million euro are net prepaid taxes recorded in the previous year and used in 1999.
Actual IRPEG for 1999 differs to the theoretical liability calculated using 1999 tax rates, as shown in the statement below; no provisions were made for IRAP, since both the theoretical and the actual taxable amounts were negative.



Reconciliation of theoretical taxes and effective taxes

IRPEG

(in millions of euro)		Tax base	Tax effect
Income before taxes		**3,593.2**	
Theoretical tax effect (rate 37%)			**1,329.5**
Temporary differences taxable in the following years (*)			
Grants accounted for in the year but not yet collected		(15.1)	(5.6)
Temporary differences deductible in the following years (*)			
Provision for risk and future charges	*177.5*		
Provision for bad debts	*17.8*		
Others	*3.0*	198.3	73.4
Reversal of temporary differences arisen in prior years			
Use of taxed valuation allowances on equity investments	*(61.2)*		
Use of taxed reserve for risks and future charges	*(104.5)*		
Use of taxed allowance for bad debts	*(32.4)*		
Amortization of deferred charges	*(16.5)*		
Grants collected in prior years and subjected to taxation by instalments	*14.7*		
Gains on subsidized contributions in kind	*8.8*		
Others	*(7.0)*	(198.1)	(73.3)
Permanent differences			
Undeductible tax losses on receivables	*4.0*		
Entertainment expenses and other	*0.1*		
Tax credit on dividends	*(6.0)*	(1.9)	(0.7)
Prior years losses		(1,654.7)	(612.3)
Total differences		**(1,671.5)**	**(618.5)**
Taxable income		**1,921.7**	
Current income taxes for the year			711.0
Reversal of the tax benefit recorded in prior years on temporary differences reversed in the year 1999			50.1
Taxes for the year			**761.1**

(*) The net prepaid tax was not recorded in absence of the relevant conditions.

Other information

Emoluments payable to the Parent Company's Directors, Chief Operating Officer and Statutory Auditors

In compliance with Consob regulation no. 11971/1999, details are provided below of the emoluments payable, also by subsidiary companies on whatever basis and in whatever form, to the Directors, the Chief Operating Officer and the Statutory Auditors by the Company.

	Description of appointment			Remunerations before taxation				
Name	Title	Duration (days)		For duties	Other forma of benefits	Bonuses and other incentives	Other	Notes
TESONE Antonio	Chairman	365		559,574.85			83,924.25	3)
COLANINNO Roberto	Managing Director	365		817,803.30			4,365,881.19	2) 3)
EREDE Sergio	Director	206		24,337.51			56,810.26	3) (*)(**)
FABRIZI Pier Luigi	Director	206		24,337.51			-	
GERONZI Cesare	Director	206		24,337.51			-	
GNUTTI Emilio	Director	365		43,117.95			32,278.56	3)
LAMBORGHINI Bruno	Director	365		43,117.95			154,937.07	2) 3)
LONATI Ettore	Director	206		24,337.51			-	
LUCCHINI Luigi	Director	206		24,337.51			-	
MARCHIORELLO Dino	Director	206		24,337.51			-	
MARINELLI Luciano	Director and Member of the Audit Committee	206		24,337.51			-	
OWEN Gordon	Director and Member of the Audit Committee	365		43,117.95			9,683.57	1)
ROSIELLO Piera	Director and Secretary of the Board of Directors	365		172,232.18			-	
SACCHETTI Ivano	Director and Member of the Audit Committee	206		24,337.51			-	
TREVISAN Dario	Director and Member of the Audit Committee	365		43,117.95			4,648.11	1)
COHEN Peter	Director	159		18,786.12			-	
ESSER Klaus	Director	159		18,786.12			-	
GIRARD Franco	Director	59		6,980.95			-	
LIZIER GALARDI Maria Luisa	Director	159		18,786.12			-	
PARAVICINI CRESPI Luca	Director	159		18,786.12			-	
PIRELLI Alberto	Director	159	(x)	18,786.12			-	
REIMPELL Peter	Director and Member of the Audit Committee	159		18,786.12			3,098.74	1)
WORMS Gérard	Director and Member of the Audit Committee	159		18,786.12			-	
Total Board of Directors				**2,055,266.00**			**4,711,261.75**	
FORNASARI Angelo	Chairman of Board of Statutory Auditors	365		61,974.83			10,684.72	4)
BENNANI Vittorio	Auditor	365		41,316.55			145,769.44	2) 4) 5)
CARAMANTI Franco	Auditor	365		41,316.55			88,055.90	1) 4)
Total Board of Statutory Auditors				**144,607.93**			**244,510.06**	
Total				**2,199,873.93**			**4,955,771.81**	
ARIAUDO Corrado	Chief Operating Officer	176			5,164.57	49,806.25	150,041.34	
Total emoluments				**2,199,873.93**	**5,164.57**	**49,806.25**	**5,105,813.15**	

(x) Amounts transferred to his company Pirelli Cavi e Sistemi S.p.A.

1) Audit Committee
2) Other remunerations
3) Appointments of Director in other Group companies
4) Chairman of the Board of Statutory Auditors of other Group companies
5) Statutory auditor in other Group companies

(*) The Bonelli Erede Pappalardo professional association issued bills for professional activites carried out by its members in favour of Olivetti S.p.A. after 8 June 1999 for an overall amount of 154,937.07 euro

(**) In addition, the Bonelli Erede Pappalardo professional association issued bills for professional activities carried out by its members in favour of the subsidiary Telecom Italia S.p.A. (and its controlled companies) after 28 June 1999 (the day in which the control of Telecom Italia was acquired following the Tender Offer) for an overall amount of 890,888.15 euro.



Additionally, in relation to the share capital increase reserved for directors of Olivetti S.p.A. and its subsidiary companies approved by the Board of Directors on 9 June 1999 and as amended on 29 November 1999 in execution of the powers granted by the Extraordinary Shareholders' Meeting of 7 April 1999 (already referred to in the comments on "Share Capital"), the following shares and/or stock options were attributed to the Chief Executive Officer Roberto Colaninno and the Chief Operating Officer Corrado Ariaudo.

	Rights or options allocated in 1999					Shares allocated or options exercised during 1999		
	Free allocation of shares		Options for purchase or subscription			Free allocation of shares	Options for purchase or subscription	
Name	Number of shares allocated	Date of allocation	Number of shares which could be purchased or subscribed	Price per per share (in lire)	Exercise period of option rights	Number of shares allocated	Number of shares purchased or subscribed	Price per share (in lire)
Roberto Colaninno	-	-	23,000,000	2,320	1999-2001	-	4,800,000 (*) 11,500,000	1,000 2,320
Corrado Ariaudo	-	-	2,100,000	2,320	1999-2001	-	540,000 (*) 1,033,334	1,000 2,320

(*) In the context of the Stock Option Plan allocated in the year 1998

Legal proceedings

As of 31 December 1999, the Company was involved in various legal proceedings. According to the Company's legal advisors, the outcome of such disputes should not have significant adverse effects on the Company's financial position.

Costs relating to the introduction of the Euro and to Year 2000 issues (Consob communications no. 98083971 and no. 98079574)

The costs sustained by the Company to ensure adequate coverage of the risks connected to the introduction of the euro and to Year 2000 issues totalled 1.9 million euro, of which 1.5 million euro were capitalised as tangible fixed assets.
Additional costs of approximately 0.5 million euro are expected for 2000, for the completion of the IT system upgrading project.

Tax treatment in the event of distribution of reserves

• Additional paid-in capital (2,267,219,725.35 euro).
• Additional paid-in capital in respect of share-capital increases to be filed with in the Register of Companies (14,342,317.73 euro).
These reserves are not treated as shareholders' taxable income in the event of distribution.
• Reserve for treasury stock (2,298,155.73 euro)
This reserve would be treated as shareholders' taxable income if made available and distributed, and would attract tax credit pursuant to art. 14, Presidential Decree no. 917 of 1986.



Exhibits

Statement of Changes in Shareholders' Equity
Reclassified Statement of Income
Statement of Changes in Financial Position

Olivetti S.p.A.

Statement of changes in shareholders' equity

(in euro)	Share capital	Share capital increase to be filed with the Register of companies	Additional paid-in capital	Additional paid-in capital in respect of share capital increases to be filed with the Register of companies
Balance as of 31 December 1997	**1,215,669,715.50**	-	-	-
Share capital increase resolved by the Board of Directors on 29 Sempember 1997 in execution of the powers conferred by the Extraordinary Shareholders' Meeting held on 12 May 1994	172,903,363.68			
Share capital increase resolved by the Board of Directors on 18 February 1998 in execution of the powers conferred by the Extraordinary Shareholders' Meeting held on 29 April 1993	4,131,655.19			
Conversion of no. 71,779,425 "Olivetti 7.50% 1993-1999 convertible bonds" in the ratio of 16 new shares (with a nominal value of lire 1,000 each) every 25 bonds with the same nominal value	23,725,426.72		13,345,552.53	
Conversion of no. 162,862,682 "Olivetti 1998-2002 f.r. convertible bonds"	84,111,555.72			
Exercise of "Olivetti common shares 1998-2002 warrants"	4,731,213.62			
Conversion of no. 58,513,375 "Olivetti 7.50% 1993-1999 convertible bonds" in the ratio of 16 new shares (with a nominal value of lire 1,000 each) every 25 bonds with the same nominal value		19,340,567.17		10,879,069.04
Conversion of no. 4,874,775 "Olivetti 1998-2002 f.r. convertible bonds"		2,517,611.18		
Share capital increase payment relating to exercise of "Olivetti common shares 1998-2002 warrants"		194,593.73		
Net result for the year				
Balance as of 31 December 1998	**1,505,272,930.43**	**22,052,772.08**	**13,345,552.53**	**10,879,069.04**
Loss carried forward				
Share capital increase resolved by the Board of Directors on 7 April 1999 in execution of the powers conferred by the Extraordinary Shareholders' Meeting held on the same date	773,446,587.50		2,242,995,103.78	
Conversion of no. 82,881,655 "Olivetti 1998-2002 f.r. convertible bonds"	42,804,802.53			
Exercise of "Olivetti common shares 1998-2002 warrants"	139,800,931.17			
Share capital increase resolved by the Board of Directors on 18 February 1998 in execution of the powers conferred by the Extraordinary Shareholders' Meeting held on 29 April 1993	6,197,482.79			
Conversion of no. 58,513,375 "Olivetti 7.50% 1993-1999 convertible bonds" in the ratio of 16 new shares (with a nominal value of lire 1,000 each) every 25 bonds with the same nominal value	19,340,567.17	(19,340,567.17)	10,879,069.04	(10,879,069.04)
Conversion of no. 847,233 "Olivetti 1998-2002 f.r. convertible bonds"		(2,080,051.84)		
Share capital increase resolved by the Board of Directors on 9 June 1999 in execution of the powers conferred by the Extraordinary Shareholders' Meeting held on 7 April 1999		10,865,392.22		14,342,317.73
Exercise of "Olivetti common shares 1998-2002 warrants"		(174,462.76)		
Share capital increase payment relating to exercise of "Olivetti common shares 1998-2002 warrants"		22,048.58		
Net result for the year				
Balance as of 31 December 1999	**2,486,863,301.59**	**11,345,131.11**	**2,267,219,725.35**	**14,342,317.73**



Legal reserve	Reserve for treasury stock	Extraordinary reserve	Accumulated losses	Net result for the year	Total
-	2,298,155.73	-	(12,226,388.20)	(50,902,396.87)	1,154,839,086.16
			(50,902,396.87)	50,902,396.87	-
					172,903,363.68
					4,131,655.19
					37,070,979.25
					84,111,555.72
					4,731,213.62
					30,219,636.21
					2,517,611.18
					194,593.73
				(96,630,248.44)	(96,630,248.44)
-	2,298,155.73	-	(63,128,785.06)	(96,630,248.44)	1,394,089,446.31
			(96,630,248.44)	96,630,248.44	-
					3,016,441,691.28
					42,804,802.53
					139,800,931.17
					6,197,482.79
					-
					(2,080,051.84)
					25,207,709.95
					(174,462.76)
					22,048.58
				2,832,065,254.99	2,832,065,254.99
-	2,298,155.73	-	(159,759,033.50)	2,832,065,254.99	7,454,374,853.00

Olivetti S.p.A.

Reclassified Statement of Income

(in euro)	Year 1999	Year 1998	Change
Financial income and charges			
1. Income from equity investments in:			
Subsidiary companies	-	41,155,740.76	(41,155,740.76)
Other companies	16,855,589.70	6,528,438.81	10,327,150.89
Total income from equity investments	16,855,589.70	47,684,179.57	(30,828,589.87)
2. Other financial income from:			
Receivables classified as fixed assets	182,824.36	707,803.64	(524,979.28)
Securities classified as fixed assets	-	1,005,923.34	(1,005,923.34)
Securities classified as current assets	17,111,319.69	28,179,717.66	(11,068,397.97)
Other income:			
Interest income from subsidiary companies	17,098,697.40	19,904,127.57	(2,805,430.17)
Interest income from associated companies	205.57	65,901.62	(65,696.05)
Interest income from Olivetti Group companies	-	-	-
Interest and other financial income	29,370,502.74	15,643,219.47	13,727,283.27
Total other financial income	63,763,549.76	65,506,693.30	(1,743,143.54)
3. Interest and other financial charges payable to:			
Subsidiary companies	(54,200,076.81)	(3,655,849.12)	(50,544,227.69)
Associated companies	-	(5,685.67)	5,685.67
Others	(98,605,323.49)	(75,116,635.47)	(23,488,688.02)
Total interest and other financial charges	(152,805,400.30)	(78,778,170.26)	(74,027,230.04)
Total financial income and charges (1+2+3)	**(72,186,260.84)**	**34,412,702.61**	**(106,598,963.45)**
Value adjustments to financial assets			
4. Revaluation of equity investments	-	-	-
5. Write-down of equity investments	(2,396,763,151.97)	(196,973,995.08)	(2,199,789,156.89)
Total value adjustments to financial assets (4+5)	**(2,396,763,151.97)**	**(196,973,995.08)**	**(2,199,789,156.89)**
6 Other income from operations	**17,070,490.93**	**40,806,828.04**	**(23,736,337.11)**
Other costs from operations			
7. Non-financial services	(40,929,197.34)	(56,490,145.18)	15,560,947.84
8. Leases and rentals	(3,560,677.50)	(1,545,723.78)	(2,014,953.72)
9. Personnel	(21,774,061.84)	(26,783,596.43)	5,009,534.59
10. Amortisation, depreciation and write-downs	(39,109,932.70)	(72,800,602.55)	33,690,669.85
11. Provision for risk and charges	(175,599,930.86)	(125,380,786.68)	(50,219,144.18)
12. Miscellaneous operational expenses	(72,142,418.08)	(13,262,310.41)	(58,880,107.67)
Total costs from operations	**(353,116,218.32)**	**(296,263,165.03)**	**(56,853,053.29)**
Loss before extraordinary income and charges	**(2,804,995,140.20)**	**(418,017,629.46)**	**(2,386,977,510.74)**
Extraordinary income and charges			
13. Income	6,925,249,426.58	370,362,438.04	6,554,886,988.54
14. Charges	(527,092,712.18)	(48,975,057.03)	(478,117,655.15)
Extraordinary income	**6,398,156,714.40**	**321,387,381.01**	**6,076,769,333.39**
Result before taxation	**3,593,161,574.20**	**(96,630,248.45)**	**3,689,791,822.65**
15. Income taxes for the year	(761,096,319.21)	-	(761,096,319.21)
NET INCOME (LOSS) FOR THE YEAR	**2,832,065,254.99**	**(96,630,248.45)**	**2,928,695,503.44**

1261

Olivetti S.p.A.

Statement of Changes in Financial Position

(in millions of euro)	Year 1999	Year 1998
A. Short term net financial resources at the beginning of the year	**571.5**	**224.2**
B. Cash flow from operating activities		
Net income (loss) for the year	2,832.1	(96.6)
Amortization and depreciation	20.8	40.5
Net gains from disposal of fixed assets	(6,899.9)	(254.7)
Writedowns of fixed assets	2,396.8	197.0
Net change of the operating working capital	934.4	228.9
Net change of the Reserve for severance indemnities	(0.4)	(4.7)
	(716.2)	**110.4**
C. Cash flow from investing activities		
Fixed assets:		
intangible	(79.9)	(19.7)
tangible	(2.1)	(3.5)
financial	(21,863.6)	(620.8)
Proceeds from the disposal of fixed assets	17,437.1	544.6
	(4,508.5)	**(99.4)**
D. Cash flow from financing activities		
New loans	1,577.8	270.0
Capital increases	3,187.5	335.9
Repayment of loans and transfer of current portion of medium/long-term debt to short-term debt	(68.1)	(269.6)
	4,697.2	**336.3**
E. Cash flow of the year (B+C+D)	**(527.5)**	**347.3**
F. Short term net financial resources at the end of the year (A+E)	**44.0**	**571.5**

The Board of Directors


1254



Board of Statutory Auditors' Report on the Olivetti S.p.A. Financial Statements

olivetti

1260

Board of statutory auditors' report in accordance with article 153 of legislative decree n. 58/98 and with article 2429 of the civil code

Shareholders,

Starting from 1999, Legislative Decree no. 58/98 requires the Independent Auditors of quoted companies to control the regular preparation of accounting records, the correct correspondence between management events and the accounting journal entries and the correct correspondence between the financial statements and the company's accounting records.
For the above reason, this year the contents of our report on the financial statements are different when compared to that of the previous year.

The Board of Statutory Auditors has carried out the duties of control required by law, attending the meetings of the Board of Directors and obtaining from them, on a frequency of every three months, information on the most important activities as well as economic and financial operations undertaken by the Company and its subsidiaries.
The Board of Statutory Auditors has also held meetings with the Independent Auditors and with the Company management.
The above enables the Board of Statutory Auditors to express a favourable opinion on the actions decided and undertaken, which are in conformity of law and the Company By-Laws and do not represent a conflict of interest or are contrary to the decisions taken in the Shareholders' meeting; the Board of Statutory Auditors also express a favourable opinion on the adequacy of the management structure and on the correct management of the Company.
The Board of Statutory Auditors has also verified and controlled the adequacy of the internal control systems and the accounting system through the examination of Company documents and through the analysis of the work carried out by the Independent Auditors PricewaterhouseCoopers SpA.

On the 12th June 2000, the Independent Auditors have issued their audit opinion in accordance with article 156 of Legislative Decree no. 58/98 in which they declare that the Company financial statements and the consolidated financial statements as at 31st December 1999, give a true and fair view of the financial position of the Company and of the Group.
The Board of Statutory Auditors has verified the correct application of law regarding the preparation of the financial statements and the report on operations and expresses its favourable opinion.
During the activities of control, of the type and in the way described above, no significant events were noted which require indication in this report or which need to be communicated to the control institutions.

In view of the above, we invite the Shareholders to approve the financial statements for the year ended 1999 as well as the allocation of the net income as proposed by the Board of Directors.

In accordance with the CONSOB recommendation no. 1574 dated 20th February 1997, the Board of Statutory Auditors has met 12 times and has also participated in 12 meetings of the Board of Directors.

With reference to the CONSOB recommendation no. 1574 dated 20th February 1997, the fees for extra audit work carried out by the principal auditors of the Group (excluding the Telecom Italia Group) referring to and recorded in 1999, are summarised as follows:


1262

Olivetti Group (excluding the Telecom Italia Group)

Actual fees paid to the principal auditors for activities other than the annual and half yearly audit:

(in millions of lire)	US GAAP	Other activities	Total
Olivetti S.p.A.	523.7	165.0	**688.7**
Other companies	283.2	423.0	**706.2**
Total	**806.9**	**588.0**	**1,394.9**

The above fees are adequate for the complexity and type of work carried out.

Ivrea, 14 June 2000

The Board of Statutory Auditors

Dott. Angelo Fornasari

Prof. Vittorio Bennani

Dott. Franco Caramanti

1263


Independent Auditors' Report
on the Olivetti S.p.A.
Financial Statements
olivetti

1268

AUDITORS' REPORT IN ACCORDANCE WITH ARTICLE 156 OF LAW DECREE N° 58 DATED 24 FEBRUARY 1998

To the shareholders of
Olivetti S.p.A.

1 We have audited the financial statements of Olivetti S.p.A. as of 31 December 1999. These financial statements are the responsibility of Olivetti S.p.A.'s directors. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards and criteria recommended by CONSOB. Those standards and criteria require that we plan and perform the audit to obtain the necessary assurance about whether the financial statements are free of material misstatement and, taken as a whole, are presented fairly. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors. We believe that our audit provides a reasonable basis for our opinion.
For the year ended 31 December 1999, as a consequence of the acquisition by Tecnost S.p.A. of Telecom Italia S.p.A. in June 1999, the financial statements of the main subsidiary companies of Olivetti S.p.A., composed mainly of Telecom Italia S.p.A. and its subsidiaries, were audited by other audit firms. In accordance with the requirements of Consob Communication n. 20778 dated 22 December 1986 and n. 1280 dated 15 February 1995, we have carried out additional work on Telecom Italia S.p.A. we considered necessary in order to maintain the role of principal auditors.
The financial statements of certain indirectly held Group companies representing respectively 18% and 43% of consolidated assets and consolidated revenues, have been examined by other audit firms who have supplied us with their audit reports. Our opinion, as expressed in this report, in relation to the values of those subsidiaries included in the consolidation, is also based on the audits carried out by other audit firms.
For the opinion on the financial statements of the prior period, which are presented for comparative purposes as required by law, reference is made to the report issued by Coopers & Lybrand S.p.A. dated 15 April 1999.

3 The company holds investments in subsidiary companies and has therefore prepared consolidated financial statements. These consolidated financial statements form an integral part of the annual financial statements for the purposes of providing adequate information on the financial position and the results of operations of the company and the Group. We have examined the consolidated financial statements and our audit report on them was issued on the same date as the present report.

Sede legale: Milano 20124 Via Vittor Pisani 20 Tel. 0267831 Fax 0266981433 Cap. Soc. 7.220.000.000 i.v. Reg. Imp. Milano N. 278929/1999 C.F. e P. IVA 12979880155 Iscritta all'Albo Consob - Altri uffici: **Ancona** 60123 Via Corridoni 2 Tel. 07136881 - **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 - **Bologna** 40122 Via delle Lame 111 Tel. 051526611 - **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 - **Firenze** 50129 Viale Milton 65 Tel. 0554627100 - **Genova** 16121 Piazza Dante 7 Tel. 0105702013 - **Milano** 20122 Corso Europa 2 Tel. 0277851 - **Napoli** 80121 Piazza dei Martiri 30 Tel. 0817644441 - **Padova** 35137 Largo Europa 16 Tel. 0498762677 - **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 - **Parma** 43100 V.le Tanara 20/A Tel. 0521242848 - **Roma** 00154 Largo Fochetti 29 Tel. 06570251 - **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 - **Trento** 38100 Via San Francesco 8 Tel. 0461237004 - **Treviso** 31100 Piazza Crispi 8 Tel. 0422542726 - **Udine** 33100 Via Marinoni 12 Tel. 043225789 - **Verona** 37121 Via Malenza 2 Tel. 0458002561

PRICEWATERHOUSECOOPERS

4 In our opinion, the financial statements of Olivetti S.p.A. as of 31 December 1999 comply with the laws governing the criteria for their preparation; accordingly, they give a true and fair view of the financial position and of the results of operations of the Company.

Turin, 12 June 2000

PricewaterhouseCoopers S.p.A.

Paolo Ozino Caligaris
(Partner)

This report has been translated from the original which was issued in accordance with Italian legislation.

Olivetti Group

Consolidated Financial Statements
as of 31 December 1999

Balance Sheet
Statement of Income
Explanatory Notes

olivetti

1268

Olivetti Group
Consolidated Balance Sheet
(in millions of euro)

ASSETS	December 31, 1999	December 31, 1998
A) AMOUNTS DUE FROM SHAREHOLDERS	1	
B) FIXED ASSETS		
I. *Intangible fixed*		
1) Start-up and expansion costs	74	128
2) Research, development and advenrtising expenses	5	49
3) Industrial patents and intellectual property rights	789	174
4) Concessions, licences, trademarks and similar rights	153	799
5) Goodwill	9	6
6) Assets in process of formation and advance payments	398	49
7) Other	441	113
8) Consolidation differences	26,175	411
Total intangible fixed assets	28,044	1,729
II. *Tangible fixed assets*		
1) Land and builings	5,331	319
2) Plant and machinery	16,576	992
3) Industrial and commercial equipment	145	24
4) Other assets	578	158
5) Assets under construction and advance payments	1,235	169
Total tangible assets	23,865	1,662
III. *Financial fixed assets*		
1) Equity investments in		
subsidiary companies	127	12
associated companies	5,951	7
other companies	381	262
2) Financial receivables		
Due within 12 months from		
- subsidiary companies	4	
- associated companies		2
- other companies	25	42
3) Non-financial receivables		
Due within 12 months from	100	46
- others		
Due after 12 months from		
- associated companies	133	
- others	333	52
4) Other securities		
Guarantee deposits	10	
Other	34	34
5) Treasury stock (nominal value equivalent to 1,393,142.49 euro)	2	2
Total financial fixed assets	7,090	469
Total fixed assets (B)	**58,999**	**3,860**

1269

	December 31, 1999	December 31, 1998
C) CURRENT ASSETS		
I. Inventories		
1) Raw, ancillary and consumable materials	113	23
2) Work-in-progress and semi-finished products	90	31
3) Contract work-in-progress	641	1
4) Finished products and goods for resale	355	211
5) Advances to suppliers	16	3
Total inventories	1,215	269
II. Receivables		
Due within 12 months from		
– customers	8,075	1,172
– subsidiary companies	46	5
– associated companies	494	7
– others	2,491	840
Due after 12 months from		
– customers	35	20
– others	767	57
Total receivables	11,908	2,101
III. Financial assets not held as fixed assets		
Equity investments	69	
Securities	1,749	614
Receivables for securities held under reverse repurchase agreements	133	257
Total financial assets not held as fixed assets	1,951	871
IV. Liquid funds		
Bank and post office accounts	1,149	528
Cash	13	5
Total liquid funds	1,162	533
Total currents assets (C)	**16,236**	**3,774**
D) ACCRUED INCOME AND PREPAID EXPENSES		
1) Discount on loan issues and deferred charges on loans	29	2
2) Other accrued income and prepaid expenses	261	105
Total accrued income and prepaid expenses (D)	**290**	**107**
TOTAL ASSETS	**75,526**	**7,741**

1270

LIABILITIES AND SHAREHOLDERS' EQUITY		December 31, 1999	December 31, 1998
A)	**SHAREHOLDERS' EQUITY**		
I.	*Share capital*	2,487	1,505
I.bis	*Share capital increase to be filed with the Register of Companies pursuant to article 2444 of the Italian Civil Code*	11	22
II.	*Additional paid-in capital*	2,268	14
II.bis	*Additional paid-in capital in respect of share capital increases to be filed with the Register of Companies*	14	10
V.	*Reserve for treasury stock*	2	2
VII.	*Other reserves*		
	Cumulative translation adjustements	(92)	(70)
	Sundry reserves	(111)	(253)
VIII.	*Retained earnings (accumulated losses)*	31	(97)
IX.	*Group income (loss) for the year*	4,939	128
Group shareholders' equity		**9,549**	**1,261**
X.	*Minority interests*	16,761	682
Total shareholders' equity (A)		**26,310**	**1,943**
B)	**RESERVES FOR RISKS AND CHARGES**		
1)	Employee pensions and similar obligations	56	50
2)	Taxation	358	42
3)	Other provisions	977	230
Total reserves for risks and charges (B)		**1,391**	**322**
C)	**RESERVE FOR EMPLOYEE SEVERANCE INDEMNITIES**	**1,577**	**140**
D)	**PAYABLES**		
	Due within 12 months		
	1) Bonds	169	
	2) Convertible bonds		
	3) Due to banks	5,468	461
	4) Due to other providers of finance	264	243
	5) Advances	384	22
	6) Due to suppliers	6,353	1,277
	7) Due to associated companies	600	3
	8) Due to subsidiary companies	21	1
	9) Due to tax authorities	1,930	181
	10) Due to social security authorities	305	26
	11) Other payables	3,640	223

1271

	December 31, 1999	December 31, 1998
Due after 12 months		
1) Bonds	19,203	1,020
2) Convertible bonds	45	84
3) Due to banks	4,348	1,114
4) Due to other providers of finance	688	91
5) Due to suppliers	6	
6) Due to tax authorities	6	
7) Due to social security authorities	1,444	
8) Other payables	7	333
Total payables (D)	**44,881**	**5,079**
E) ACCRUED EXPENSES AND DEFERRED INCOME		
Premiums on loan issues	–	–
Other accrued expenses and deferred income	1,367	257
Total accrued expenses and deferred income (E)	**1,367**	**257**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	75,526	7,741

MEMORANDUM ACCOUNTS	December 31, 1999	December 31, 1998
Personal securities given, net of counter-securities received	1,210	404
Guarantees on Group companies' assets	9	109
Commitments	84	294
Other accounts	586	64
TOTAL MEMORANDUM ACCOUNTS	1,889	871

1272

Olivetti Group
Consolidated Statement of Income
(in millions of euro)

	Year 1999	Year 1998
A) Value of production		
1) Revenues from sales and services	28,207	3,702
2) Changes in inventories of work-in-progress, semi-finished and finished products	(78)	(7)
3) Changes in contract work-in-progress	183	(15)
4) Capitalised production	1,066	88
5) Other income		
grants	22	7
other	547	78
Total value of production (A)	**29,947**	**3,853**
B) Costs of production		
6) Raw, ancillary and consumable materials and goods for resale	(3,111)	(1,156)
7) Services received	(7,584)	(1,242)
8) Leases and rentals	(739)	(81)
9) Personnel:		
a) wages and salaries	(3,707)	(386)
b) social security charges	(1,165)	(113)
c) employee severance indemnities	(279)	(43)
d) other	(109)	
10) Depreciation, amortisation and writedowns:		
a) amortisation of intangible fixed assets	(1,625)	(226)
b) depreciation of tangible fixed assets	(4,393)	(231)
c) other writedowns of tangible fixed assets	(88)	(2)
d) d) writedowns of receivables classified as current assets and of liquid funds	(416)	(162)
11) Change in inventories of raw, ancillary and consumable materials and goods for resale	(26)	22
12) Provisions for risks	(263)	(172)
13) Other provisions	(71)	(3)
14) Other operational expenses	(1,057)	(67)
Total costs of production (B)	**(24,633)**	**(3,862)**
Difference between value and costs of production (A–B)	**5,314**	**(9)**

	Year 1999	Year 1998
C) FINANCIAL INCOME AND CHARGES		
15) Income from equity investments		
subsidiary companies	759	
associated companies	15	4
others	147	15
16) Other financial income:		
a) on receivables classified as fixed assets due from		
associated companies	3	
others	12	1
b) on securities held as fixed assets	4	1
c) on securities held as current assets	133	62
d) other interest income from		99
subsidiary companies	1	
associated companies	14	
others	380	
17) Interest and other finacial charges	(1,647)	(262)
Total financial income and charges (C)	**(179)**	**(80)**
D) VALUE ADJUSTMENTS TO FINANCIAL ASSETS		
18) Revaluation of		
equity investments	242	1
securities held as current assets	1	1
19) Writedown of		
equity investments	(811)	(20)
financial fixed assets	(19)	
securities held as current assets	(13)	(4)
Total value adjustments to financial assets (D)	**(600)**	**(22)**
E) EXTRAORDINARY INCOME AND CHARGES		
20) Income		
gains on disposal	7,000	472
other income	147	177
21) Charges		
losses on disposal	(17)	(8)
prior years taxation	(4)	0
other charges	(1,459)	(45)
Total extraordinary income and charges (E)	**5,667**	**596**
Result before taxation and minority interests (A–B+C+D+E)	**10,202**	**485**
22) Income taxes for the year	(3,207)	(53)
23) Telecom Italia Group pre-acquisition result	(911)	
24) Result attributable to minority- shareholders	(1,145)	(304)
25) GROUP NET INCOME FOR THE YEAR	**4,939**	**128**

1274

Explanatory Notes

Basis of Presentation

The consolidated financial statements as of 31 December 1999 have been prepared in accordance with the relevant provisions contained in Legislative Decree no. 127 of 9 April 1991, and comprise the consolidated balance sheet (prepared in accordance with the formats specified in articles 2424 and 2424 bis of the Italian Civil Code as amended), the consolidated statement of income (prepared in accordance with the format specified in articles 2425 and 2425 bis of the Italian Civil Code as amended) and these explanatory notes.
The explanatory notes are provided to illustrate, analyse and, in some cases, supplement the data reported in the consolidated financial statements. They include the information required by article 38 of Legislative Decree no.127/1991 and by other provisions contained therein; furthermore, additional information is provided in order to present a true and fair view of the Group even where not required by specific legislation.
The financial statements used for consolidation purposes are those as of 31 December 1999 approved by the Shareholders' Meetings of the individual companies or prepared by the respective Boards of Directors for such approval, adjusted, where necessary, to eliminate entries recorded solely for fiscal purposes and to align them to the accounting policies adopted by the Group. Such accounting policies are consistent with legislation governing consolidated financial statements, interpreted by the accounting principles established by the Italian Accounting Profession and, in their absence, by the International Accounting Standards Committee (I.A.S.C.).
The financial statements of subsidiaries operating in highly inflationary economies are adjusted to reflect the current purchasing power of the local currency in accordance with inflation-accounting procedures.

Consolidation Area

The consolidated financial statements include the accounts of the Parent Company Olivetti S.p.A. and of those Italian and non-Italian companies in which the Parent Company directly or indirectly holds the majority of voting rights at ordinary Shareholders' Meetings or sufficient votes to be able to exercise a dominant influence at such meetings. The associated company Viasat (held through Telespazio) and its subsidiary Viasat Assistance are also included in the consolidation using the proportional method, pursuant to article 37 of Legislative Decree no. 127/1991. A full list of all the companies in which equity investments are held is provided in the Attachment to these explanatory notes ("List of the companies included in the consolidated financial statements as of 31 December 1999 and of equity investments, pursuant to articles 38 and 39 of Legislative Decree no. 127/1991").
The consolidation area as of 31 December 1999 is radically different to that of 31 December 1998, largely as a result of the inclusion of the Telecom Italia Group (following the acquisition of the majority of the common share capital of Telecom Italia S.p.A. after the success of the Public Tender Offer made jointly by Olivetti S.p.A. and its subsidiary Tecnost S.p.A.) and the exclusion of the equity investments in Omnitel, Infostrada, Modinform and Olivetti Ricerca, which were sold during the year.



The Telecom Italia Group has been consolidated line-by-line as from 1 January 1999, since it was acquired during the first half of the year. Income-statement captions have been included in the consolidation for the full 12 months and the result of the Telecom Italia Group relating to the period prior to the acquisition has been deducted from the group consolidated result and shown under a special caption "Telecom Italia Group pre-acquisition result". The equity investments sold during the year have been excluded from the consolidation as from 1 January 1999, as have the respective income statements.

Consolidation Principles

The most significant consolidation principles adopted for the consolidated financial statements as of 31 December 1999 are the following:

a) The assets and liabilities of the companies included in the consolidation area are consolidated on a line-by-line basis, eliminating the book value of each investment against the related portion of shareholders' equity.

b) Unrealised gains and losses deriving from transactions between Group companies are eliminated, as are all receivables, payables, dividends and transactions between companies included in the consolidation area.

c) Goodwill (or consolidation difference), defined as the difference between the purchase cost of subsidiary and associated companies and their current value at the time of acquisition, was credited to or charged against consolidated shareholders' equity through 31 December 1993. As a consequence of the entry into force of Legislative Decree no. 127/1991, commencing from 1994 acquisitions, positive differences are classified as "Consolidation differences", representing the future income-earning capacity of the company acquired and are amortised over the period in which such goodwill is expected to provide benefits; negative differences are classified as "Consolidation reserves" under shareholders' equity. The income statements of subsidiary companies acquired during the year are consolidated in full; pre-acquisition results not attributable to the Group are reversed under special income-statement caption. The income statements of subsidiary companies that leave the consolidation area during the year are excluded from the consolidation as from the beginning of the financial year.

Consolidation differences in respect of associated companies were treated in the same way as those relating to subsidiaries through 31 December 1998. Beginning in 1999, positive consolidation differences – if positive – are recorded in the equity investment account and amortised over the period in which such goodwill is expected to provide benefits; the application of the new principle has not had any effect on the consolidated net result for the year and on consolidated shareholders' equity as of 31 December 1999.

d) Minority shareholders' interests in the net equity and net result for the year are disclosed separately under appropriate captions in, respectively, consolidated shareholders' equity and the consolidated statement of income.

e) Gains and losses arising from the sale of interests in Group companies to third parties are recorded in the statement of income. Any changes to the value of the Group's portion of shareholders' equity, arising from minority subscriptions to the capital increases of Group companies, are recorded as gains or losses in the consolidated statement of income.

f) Provisions and adjustments recorded by consolidated companies solely to obtain fiscal benefits available under current legislation are eliminated from the consolidated financial statements, taking account of any related tax effects.

Translation into Euro of Financial Statements Denominated in Foreign Currencies

a) The balance sheets of foreign subsidiary companies are translated into euro using the year-end exchange rates [which for currencies of countries participating in the European Monetary Union (EMU) are those established by the European Commission as of 31 December 1998]. Average exchange rates for the year are used to translate the foreign subsidiaries' statements of income. The resultant translation gains and losses, including those arising from the translation of opening shareholders' equity using the closing rather than the opening rates of exchange, are reported separately in a specific consolidated shareholders' equity heading under "Other reserves".
b) The exchange rates as of 31 December 1999 and 1998 and the average rates for 1998 used to translate subsidiary financial statements denominated in the main non-EMU currencies into euro are as follows:

1277

	Euro/Local currency		Italian Lire/Local currency (1)		
	31.12.1999	31.12.1998	31.12.1999	31.12.1998	average 1998
EMU currencies					
Lira	1,936.27	1,936.27	1	1	1
Deutsche mark	1.95583	1.95583	989.99	989.99	987.20
Belgian franc	40.33990	40.33990	47.99	47.99	47.86
Spanish peseta	166.386	166.386	11.63	11.63	11.63
French franc	6.55957	6.55957	295.18	295.18	294.50
Irish pound	0.787564	0.787564	2,458.56	2,458.56	
Dutch guilder	2.20371	2.20371	878.64	878.64	876.30
Austrian schilling	13.7603	13.7603	140.71	140.71	140.30
Portuguese escudo	200.482	200.482	9.65	9.65	9.64
Finnish markka	5.94573	5.94573	325.65	325.65	324.90
Other European currencies					
Danish krone	7.44330	7.44878	260.13	259.94	259.30
Pound sterling	0.621700	0.705455	3,114.47	2,744.71	2,887.00
Greek drachma	330.300	353.109	5.86	5.48	5.83
Norwegian krone	8.07650	8.87140	239.74	218.26	229.90
Swedish krone	8.56250	9.48803	226.13	204.07	217.50
Swiss franc	1.60510	1.60778	1,206.32	1,204.31	1,197.00
Other currencies					
US dollar	1.00460	1.16675	1,927.40	1,659.54	1,730.00
Japanese yen	102.73000	132.80000	18.84	14.58	13.33
Hong Kong dollar	7.80876	9.03940	247.96	214.20	225.60
South African rand	6.18400	6.86072	313.10	282.23	315.60
Argentine peso	1.00460	1.16675	1,927.40	1,659.54	1,730.00
Brazilian real	1.79720	1.41020	1,077.36	1,373.00	1,487.00
Chilean peso	532.51300	551.64000	3.63	3.51	3.77
Colombian peso	1,882.43000	1,792.84000	1.02	1.08	1.20
Mexican peso	9.54373	11.55090	202.88	167.63	184.80
Peruvian sol	3.52615	3.68690	549.11	525.17	591.90
Venezuelan bolivar	652.22800	658.59500	2.96	2.94	3.10

(1) Reference exchange rates determined indirectly using the cross exchange rates between the euro and local currency

c) The 1999 average exchange rates used for the translation of income statements were determined as follows:

- for the companies in the Telecom Italia Group: the arithmetic average rates resulting from the explanatory notes to the Telecom Italia consolidated financial statements;
- for the other companies in the Olivetti Group: the average rates weighted against monthly revenues in order to take account of the seasonal business trends, in line with the principles adopted in previous years.



Accounting Policies

The accounting policies adopted to prepare the consolidated financial statements comply with those required by law and are the same as those adopted the previous year.
The accounting policies used for the various headings are described below.

Intangible fixed assets

Intangible fixed assets are recorded at purchase or production cost including related accessory charges and amortised over the residual period in which they are expected to provide benefit; intangible fixed assets are written down to reflect any other than temporary impairment in value; their book value is reinstated in subsequent years if the reasons for such writedowns no longer apply.
Start-up and expansion costs are amortised over five years.
Industrial patents and intellectual property rights are amortised over their expected useful life - five years for industrial patents or, usually, three years for software - as from the year in which they enter service.
Concessions, licences, trademarks and similar rights are amortised over their expected useful life (licences are amortised over the term of the relevant contracts).
Purchased goodwill is generally amortised over a period of five years.
Assets in process of formation and advance payments refer to costs sustained for current software development projects of particular economic and business management importance, with good prospects of future revenues or containment of costs.
The heading Other includes expenses in respect of third-party buildings (generally amortised over the life of the relevant leases), rights of way acquired by Telecom Italia in order to extend its transmission capacity to non-Italian territory (amortised over the residual life of the contracts signed with the foreign operators who own the facilities to which the rights refer), and the exclusive rights acquired by Telecom Italia and by TIM with regard to the celebrations for the "2000 Grand Jubilee" (amortised over the term of the rights).
Research, development and advertising expenses are expensed as incurred.

Tangible fixed assets

Tangible fixed assets are recorded at purchase or construction cost, restated in accordance with specific monetary revaluation laws, and amortised over their residual useful lives.
Tangible fixed assets are written down to reflect any other than temporary impairment in historical value net of accumulated depreciation and their original book value is reinstated in subsequent years if the reasons for such writedowns no longer apply.
Tangible fixed assets under construction are recorded at direct cost.
Ordinary maintenance costs are expensed as incurred.

Equity investments

Long-term equity investments are classified as financial fixed assets; equity investments purchased for subsequent disposal are classified as financial assets not held as fixed assets.



Equity investments classified as financial fixed assets in unconsolidated companies in which at least 20% of voting rights are held are accounted for using the equity method. Other unconsolidated equity investments held as financial fixed assets are stated at purchase cost written down to reflect the book value of equity as per the most recent balance sheet of the company concerned in order to reflect any other than temporary impairment in value. Losses in value in excess of the corresponding book values are provided for in Reserves for risks and charges. In all cases, the book value of such equity investments is aligned with any presumed lower value determined on the basis of reasonable expectations of future utility and recovery.
Investments in consolidated listed companies purchased for trading purposes and classified under current assets are recorded at the lower of purchase cost and realisable value determined on the basis of year-end stock market prices.
Writedowns of equity investments (both those held as financial fixed assets and those held as current assets) are eliminated in subsequent years if the reasons for such writedowns no longer apply.

Securities other than equity investments

Securities to be held until maturity are classified as financial fixed assets; marketable securities are classified as financial assets not held as fixed assets.
Securities held as financial fixed assets are recorded at purchase cost adjusted on a time-apportionment basis for the difference between such cost and their redemption value, and written down to reflect any other than temporary impairment in value.
Securities held as current assets are recorded at the lower of purchase cost – adjusted on a time apportionment basis for the issue spread – and realisable value based on market trends.
Writedowns are eliminated in subsequent years if the reasons for such writ-downs no longer apply.
Securities purchased through reverse repurchase agreements are classified as financial assets not held as fixed assets and stated at purchase cost. The difference between spot and forward prices is credited or charged against income on a time-apportionment basis, with contra-item recorded under accrued income/expenses.

Inventories

Inventories are valued at the lower of purchase or production cost and estimated market value.
The main methods used to determine cost are as follows:
- raw materials and finished products: LIFO with annual layers;
- goods: weighted average;
- work-in-progress and semi-finished products: production cost;
- short-term contract work-in-progress (less than twelve months): industrial cost;
- long-term contract work-in-progress: percentage of completion method based on agreed revenues and taking account of presumed losses until completion and of any other related risks.

Raw materials, finished products and goods in excess of foreseeable production requirements, subject to obsolescence or slow-moving, are written down to estimated realisable value.



Accounts receivable and payable

Accounts receivable are recorded at their estimated realisable value and classified as financial fixed assets or as current assets.

Accounts payable are recorded at face value.

Foreign-currency receivables and payables are translated using year-end exchange rates; gains or losses arising from the difference between year-end values and original values are classified respectively as "financial income" and "financial charges".

The accounts receivable due to the consolidated subsidiary TIM from almost all its dealers are factored without recourse within the agreed limits. As each factored receivable falls due, the factoring company pays TIM the receivable face value minus amounts due to the dealer for services provided. TIM has not lodged guarantees in respect of such factoring operations.

Telephone employees social security fund (FPT)

Under law no. 58/1992, Telecom Italia is required to provide full national insurance coverage for all employees on the payrolls of STET, SIP, Italcable and Telespazio as of 20 February 1992 and for all employees transferred from the Public Administration to IRITEL, through the "Fondo Previdenza Telefonici - FPT" (Telephone employees social security fund). This coverage extends to previous periods of employment in other companies. The amounts due are calculated by the Italian National Insurance Board (INPS), for payment in 15 annual instalments. Subsequently, article 66 of law no. 427/1993 provided for these costs to be recorded in the company accounts and deducted against taxes in the years in which the payments are made.

The total liability is uncertain due to a disagreement between Telecom Italia and the INPS with regard to the method used to calculate the amounts due.

The positions of the two parties are currently being examined by the courts. Telecom Italia believes that the total liability relating to these contributions as of 31 December 1999 can be estimated between 1,800 billion lire and 2,400 billion lire (of which 381 billion have already been paid), net of the residual amount already recorded by IRITEL and currently stated in the accounts of Telecom Italia and TIM following the merger of IRITEL (1,477 billion lire as of 31 December 1999).

For the purposes of determining consolidation goodwill, and in compliance with the relevant accounting policies, a payable for an amount equivalent to the minimum estimated liability has been recorded in the Olivetti Group consolidated financial statements.

Accruals, prepayments and deferrals

Accruals, prepayments and deferrals are determined to reflect the correct apportionment of revenue and expense transactions covering two or more accounting periods.

Reserves for risks and charges

Taxation: provisions to this reserve cover both presumed tax liabilities (including any surcharges and interest) in respect of unassessed or disputed positions, and deferred taxes.

In addition to deferred taxes, prepaid tax credits determined on the basis of temporary differences



between the book values of consolidated companies' assets and liabilities and their corresponding tax values and on the basis of consolidation adjustments are also recognised.
Prepaid tax credits prudentially are not recognised unless there is a reasonable certainty that in those years in which the temporary differences will be reversed future taxable income will be equal to or greater than the total amount of such differences.
Prepaid tax credits and deferred taxes are recorded, respectively, under the current assets heading "receivables due from others" and under the "reserve for taxation", with contra-items to "income taxes for the year".
The tax benefits of tax loss carry-forwards are recognised to the extent that such benefits can reasonably be expected to be realised.
Deferred taxes on reserves not liable for taxation in respect of consolidated companies or companies valued with the equity method are recognised as and when such reserves are expected to be distributed or used, giving rise to tax charges.
Other provisions: these provisions largely relate to known or likely losses or liabilities, the timing or extent of which are uncertain at year-end. The provisions reflect best estimates based on the commitments taken and the information available. They include, among others:
a) a reserve for liabilities arising from unfavourable legal proceedings, determined, in accordance with prudent criteria, on the basis of the probable outcome of disputes;
b) a reserve for risks on contracts and other risks, determined, in accordance with prudent criteria, by quantifying charges relating to the stipulation of commercial and other transactions;
c) a reserve for losses on equity investments, to cover losses in value of unconsolidated equity investments in excess of their corresponding carrying value.

Employee severance indemnities

This reserve is formed in accordance with current legislation and employment contracts and reflects the liability accrued to all employees of the consolidated companies at year end. The receivable arising as a result of the advance tax payment on severance indemnities pursuant to law no. 662 of 23 December 1996 and subsequent amendments is shown under the financial fixed asset heading "other receivables". The amount has been revalued in accordance with this law.

Grants

Grants related to income (which are directly credited to the income statement) and grants related to assets are recognised in the period in which the documents confirming payment of such grants are filed or, in cases where payment is based on established procedures, in the accounting period in which the relevant costs are sustained.
More specifically, grants related to assets are deferred and shown as deferred income; they are credited to income over the period in which the assets to which they refer are depreciated.

Revenues

Revenues are recognised as they arise and credited to consolidated income as follows:
a) *telecommunications services:* as provided; as from 1999, traffic revenues are stated gross of amounts due to third-party operators;



b) *IT operations and innovative network services, miscellaneous operations:* to the extent that the relevant services are performed during the year;
c) *manufacturing and facilities operations:* on delivery in the case of supplies, on completion of work in the case of services, in compliance with contractual undertakings;
d) *office products:* on delivery of goods.

Sale and lease-back operations

Gains realised on the sale to leasing companies of fixed assets that are immediately leased back are deferred and credited to consolidated income over the term of the leasing contract.

Dividends

Dividends from subsidiaries are recorded when accrued (i.e., in the year in which the corresponding income is earned) and eliminated in the consolidation. Deferred taxes are provided against such dividends.
Also tax credits arising on collection of dividends are recorded under financial income in the year in which the dividends accrue, with contra-item under the other receivables heading "Prepaid taxes".
Dividends from non-subsidiary companies and the related tax credits are recorded at the time dividends are declared, which is generally the year of collection.

Memorandum accounts

Guarantees given - relating in the main to suretyships - are stated for the amount of the guarantee, net of counter-securities received.
Purchase and sale commitments reflect contract amounts as of year end date not included in the normal "operating cycle" and amounts yet to be executed.

Derivative instruments

Financial derivatives, entered into for hedging purposes, are assessed on the basis of the assets and liabilities covered. The relevant financial flows are charged or credited to income on accrual basis over the term of the contract, with contra-item to accruals and deferrals.
Non hedging financial derivatives are assessed through a comparison of the original contract value and the year-end contract market value. Any capital losses are charged against income. Gains are not recorded since they are not realised.
The premiums against the purchase and sale of put and call options to shares held in the portfolio are recorded as "other payables" or "receivables due from others". If the options are exercised the premium represents an additional component of the purchase or selling value of the underlying instruments. If the option is not exercised the premium is recorded as financial income or financial charges. Purchase or sale commitments in respect of the sale of put and call options are disclosed in these notes under the section "Financial hedging instruments".



Departures pursuant to article 2423, par 4, Italian Civil Code

No departures from accounting principles allowed under article 2423, par 4 of the Italian Civil Code have been made in the consolidated financial statements as of 31 December 1999.

Changes in the application of accounting policies

As noted earlier, in 1999 changes were introduced in the accounting treatment of registration duty on share capital increases and of dividends from subsidiaries.
The impact of the new policies on the net result for financial 1999 and on shareholders' equity as of 31 December 1999 is discussed in the comments on "Intangible fixed assets" and "Income from equity investments".

Comments on Assets

B) Fixed assets

I. Intangible fixed assets

Net intangible fixed assets at 31 December 1999 amounted to 28,044 million euro (1,729 million euro at 31 December 1998).

(in millions of euro)	Gross value at 31.12.1999 (a)	Accumulated amortisation 31.12.1999 (b)	Net book value at 31.12.1999 (c)-(a-b)	of which Telecom Italia Group at 31.12.1999	Net book value at 31.12.1998 (d)	Change (c-d)
Start-up and expansion costs	95	21	74	–	128	(54)
Research, development and advertising expenses	15	10	5	–	49	(44)
Industrial patents and intellectual property rights	2,775	1,986	789	778	174	615
Concessions, licences, trademarks and similar rights	274	121	153	153	799	(646)
Goodwill	36	27	9	4	6	3
Assets in process of formation and advance payments	398	–	398	390	49	349
Other	1,004	563	441	330	113	328
Consolidation differences	26,846	671	26,175	214	411	25,764
Total	**31,443**	**3,399**	**28,044**	**1,869**	**1,729**	**26,315**

Start-up and expansion costs comprise costs relating to share capital increases at Olivetti S.p.A. during 1999. Until 31 December 1998, these costs largely consisted of registration duty paid on the incorporation and share capital increases of the consolidated companies. Beginning in 1999, registration duty is fully expensed.
As noted above, beginning in 1999, registration duty relating to share capital increases is no longer capitalised as an intangible fixed asset, but expensed under other operational expenses; registration duty on the 1999 share capital increase relating to the Public Tender Offer on Telecom Italia has been expensed under extraordinary charges (as have all other expensed costs relating to the Public Tender Offer). The residual value of capitalised registration duty from previous years was written off and the corresponding amount recorded under extraordinary charges.
Had the accounting policy of 1998 been applied in 1999, 1999 net income and shareholders' equity as of 31 December 1999 would each have been 133 million euro higher.

Industrial patents and intellectual property rights essentially relate to application software owned or licensed indefinitely, and are attributable in the main to the Telecom Italia Group.



Concessions, licences, trademarks and similar rights largely comprise the residual cost of the licence acquired by Stet Hellas Telecommunications to operate a GSM mobile communications service in Greece, and the residual costs sustained by Telecom Italia for the launch and acquisition of satellite utilisation rights.

Consolidation differences (or goodwill arising on consolidation) amounted to 26,175 million euro at 31 December 1999 and included:

• 24,896 million euro in respect of the acquisition by the subsidiary Tecnost S.p.A. at the end of the first half of 1999 of 52.12% of the common shares of Telecom Italia, net of amortisation for 1999 of 638 million euro.

Initial goodwill arising on consolidation (25,534 million euro) was determined by comparing the overall price of 31,501 million euro paid by Tecnost as a result of the Public Tender Offer with the pro-quota book value of Telecom Italia Group shareholders' equity at the time of the acquisition of the equity investment in Telecom Italia S.p.A., assuming this date to be 30 June 1999, as very close to the acquisition date.

Shareholders' equity, equivalent to 16,166 million euro (of which 5,967 million euro attributable to Olivetti) reflects all the information available for the purposes of correct determination.

Given the complexity and the magnitude of the fixed assets acquired, updated assessments of fixed assets are currently being made to ensure uniformity between book values and the current market values used in determining values.

(in millions of euro)	Total amount	Portion owned by Olivetti (36.91%)
Book value of Telecom Italia Group shareholders' equity as of 30 June 1999	16,227	5,989
Restoration of dividends previously deducted from Telecom Italia shareholders' equity as of June 30, 1999 but included in the purchase price of Telecom Italia shares during the Tender Offer	1,095	404
Write-off of goodwill arising on consolidation in respect of Telecom Italia subsidiary companies consolidated line-by-line, as required by accounting policies	(665)	(245)
Amount due to the INPS (Italian National Insurance Board) for the "Fondo Previdenza Telefonici" (telephone employees social security fund) in respect of social security charges relating to Telecom Italia Group employees pursuant to law no. 58/1992 not recorded in the financial statements as of 30 June 1999 (given that such charges are to be charged on cash basis pursuant to law no. 427/1993), net of the related tax effect of 289 million euro (106 million euro relating to Tecnost)	(491)	(181)
Shareholders' equity taken as reference	**16,166**	**5,967**

Goodwill relating to Telecom Italia Group associated companies, totalling 2,834 million euro at 30 June 1999, was not considered to adjust book shareholders' equity but was recognised in determining the goodwill in question.

Overall goodwill arising on consolidation totalling 25,534 million euro has been recorded under intangible fixed assets (justified by stock market prices, by the availability of the majority of voting rights and by the profitability projections arising from implementation of the Industrial Plan for Telecom Italia presented at the time of the Public Tender Offer) and is amortised over 20 years, beginning from the second half of 1999.



• 1,026 million euro in respect of the acquisition on the stock market by the Tecnost Group of an additional 151,217,200 Telecom Italia common shares during the second half of 1999 (the equivalent of 2.875% of common share capital and 2.036% of total share capital), determined by comparing the total cost of 1,349 million euro with the pro-quota book value of Telecom Italia Group shareholders' equity at 31 December 1999 of 323 million euro (after negative adjustments totalling 1,184 million euro to Group book shareholders' equity, similar to those illustrated with regard to the stock acquired at the time of the Public Tender Offer); this consolidation goodwill is amortised over 20 years beginning from 2000;
• 253 million euro relating to other equity investments.

Assets in process of formation and advance payments amounted to 398 million euro, of which 390 million euro for costs largely sustained by Telecom Italia for current software development projects.

The caption *Other* totalled 441 million euro and included:
a) 191 million euro of leasehold improvements on buildings, of which 179 million euro attributable to the Telecom Italia Group;
b) 33 million euro of costs sustained by Telecom Italia and TIM to acquire exclusive rights for the "Grand Jubilee", net of the amortisation charges for the year;
c) 61 million euro in bank fees and commissions sustained by the Tecnost Group in respect of the Public Tender Offer for Telecom Italia;
d) 37 million euro in bond issuance expenses.
The net increase of 26,315 million euro in intangible fixed assets in 1999 was attributable to the following components:

(in millions of euro)	**Year 1999**	
Net effect on the Tecnost Group of Telecom Italia acquisition:		1,563
- industrial patents and intellectual property rights	659	
- assets in process of formation and advance payments	371	
- other	533	
Net increase in Telecom Italia Group intangible fixed assets in second half of 1999		305
Goodwill arising on consolidation in respect of Telecom Italia acquisition:		26,560
- Public Tender Offer	25,534	
- subsequent stock acquisitions	1,026	
Other capitalised costs:		217
- expenses relating to Public Tender Offer	67	
- costs relating to Olivetti S.p.A. share capital increase	80	
- other	70	
Amortisation:		(683)
- goodwill arising on consolidation in respect of Telecom Italia	(639)	
- other	(44)	
Net effect of the disposal of equity investments (principally OliMan Group)		(1,647)
Total net increase		**26,315**

1287

II. Tangible fixed assets

Net tangible fixed assets at 31 December 1999 amounted to 23,865 million euro (1,662 million euro at 31 December 1998) and comprised:

(in millions of euro)	Gross value at 31.12.1999	Accumulated depreciation at 31.12.1999	Net book value at 31.12.1999	of which: Telecom Italia Group net book value at 31.12.1999	Net book value at 31.12.1998	Change
Land and builidings	8,062	2,731	5,331	5,073	319	5,012
Plant and machinery	51,418	34,842	16,576	16,522	992	15,584
Industrial and commercial equipment	1,332	1,187	145	124	24	121
Other assets	2,390	1,812	578	567	158	420
Assets under construction and advance payments	1,235	-	1,235	1,222	169	1,066
Total	**64,437**	**40,572**	**23,865**	**23,508**	**1,662**	**22,203**

Changes in net tangible fixed assets during 1999 were as follows:

(in millions of euro)	
Net book value as of 31 December 1998	**1,662**
Effect of acquisition of the Telecom Italia Group	23,328
Effect of the sale of OliMan Holding B.V.	(1,237)
Other changes in the area of consolidation	(49)
New additions	2,405
Depreciation	(2,076)
Translation differences, disposals and other changes	(168)
Net book value as of 31 December 1999	**23,865**

Additions totalled 2,405 million euro, of which 2,357 million euro sustained by the Telecom Italia Group in the post-acquisition period (i.e., in the second half of the year) and 48 million euro sustained by other Group companies during the entire year.
Specifically, Telecom Italia Group additions of 2,357 million euro were as follows:

(in millions of euro)	1999
Telecommunication services	2,238
IT activities and innovative network services	20
Manufacturing operations	11
Installation	19
Sundry operations and consolidation adjustments	69
Total	**2,357**

Additions by other Group companies totalled 48 million euro and comprised:

(in millions of euro)	1999
Olivetti Lexikon Group:	
Plant and machinery	12
Production equipment	14
Other	6
	32
Olivetti Multiservices:	
Work in progress	8
Other	2
	10
Olivetti S.p.A.	4
Other companies	2
Total	**48**

Depreciation was provided at rates reflecting the estimated useful lives of the assets. The annual rates applied, reduced for additions in the year, were as follows:

Buildings	3-10%
Plant and machinery	3-40%
Industrial and commercial equipment	15-40%
Other assets	12-33%

Depreciation policy was the same as that applied in 1998.

III. Financial fixed assets

Financial fixed assets as of 31 December 1999 totalled 7,090 million euro against 469 million euro at 31 December 1998. The detail is as follows:

(in millions of euro)	31.12.1999	of which Telecom Italia Group	31.12.1998	Change
Equity investments	6,459	6,365	281	6,178
Financial receivables	29	-	44	(15)
Non financial receivables	566	461	98	468
Other securities	34		44	(10)
Treasury stock	2	-	2	-
Total	**7,090**	**6,826**	**469**	**6,621**

1289

Equity investments

(in millions of euro)	31.12.1999	of which Telecom Italia Group	31.12.1998	Change
Equity investments in unconsolidated subsidiaries	127	121	12	115
Equity investments in associated companies	5,951	5,944	7	5,944
Equity investments in other companies	381	300	262	119
Total	**6,459**	**6,365**	**281**	**6,178**

The main investments in unconsolidated subsidiary companies were in Meie Assicurazioni and Meie Vita. These equity investments have been valued using the equity method because of the diversity of the insurance industry compared with the industry in which the Telecom Italia Group operates, pursuant to article 28, par 1 of Legislative Decree no. 127/1991.

Investments in associated companies (5,951 million euro) comprised:

(in millions of euro)	Book values as of 31.12.1999
Telekom Austria	1,997
Solpart Partecipaçoes	410
Mobilkom Austria	601
Retevision	439
Etec S.A.	489
Nortel Inversora	496
B.D.T.	170
Entel Chile	241
Astrolink LLC	247
Other	861
Total	**5,951**

The total includes the residual amount to be amortised (2,487 million euro) of the positive consolidation difference, at the time of acquisition, between acquisition cost and book value of the investments. This difference largely referred to:

(in millions of euro)	31.12.1999
Telekom Austria	1,195
B.D.T.	145
Mobilkom Austria	333
Retevision	258
Nortel Inversora	131
Other	425
Total	**2,487**

1290

Changes in equity investments in 1999 were as follows:

(in millions of euro)

Net book value as of 31 December 1998	**281**
Effect of acquisition of the Telecom Italia Group	6,137
Disposals	(189)
Writedowns	(472)
Amortisation of consolidation differences	(347)
Revaluations	114
Acquisitions	718
Other changes	217
Net book value as of 31 December 1999	**6,459**

Non-financial receivables

At 31 December 1999, other receivables classified as financial fixed assets (but not included in the net financial position) amounted overall to 566 million euro (of which 100 million euro due within 12 months and 466 million euro after 12 months). Non-financial receivables due after 12 months included a receivable of 174 million euro, including revaluations, for advance taxes paid in relation to employee severance indemnities.

Other securities

As of 31 December 1999, this heading totalled 34 million euro (44 million euro at 31 December 1998) and comprised:

- 3 million euro of guarantee deposits in securities;
- 31 million euro for a bond covering commitments relating to possible supplementary pension liabilities due to former Olivetti employees in Spain.

Treasury stock

At 31 December 1999, the Group held 2,697,500 savings shares, also acquired from employees, with a nominal value of equivalent 1.4 million euro. These shares are recorded at cost – 2.3 million euro – and are fully matched by a specific restricted equity reserve (unchanged from 31 December 1998).

C) Current assets

I. Inventories

Net inventories as of 31 December 1999 totalled 1,215 million euro (269 million euro at 31 December 1998); book value as of 31 December 1999 was substantially the same as current value at that date.
Long-term contract work-in-progress is valued on the basis of payments due under contractual terms, using the percentage of completion method.

(in millions of euro)	31.12.1999	of which Telecom Italia Group	31.12.1998	Change
Raw, ancillary and consumable materials	113	98	23	90
Work-in-progress and semi-finished products	90	69	31	59
Total manufacturing inventories	203	167	54	149
Finished products and goods for resale	355	220	211	144
	558	387	265	293
Contract work-in-progress	641	628	1	640
Advance payments	16	15	3	13
Total	**1,215**	**1,030**	**269**	**946**

II. Receivables

Accounts receivable not classified as fixed assets as of 31 December 1999 totalled 11,908 million euro (2,101 million euro at 31 December 1998).

(in millions of euro)	31.12.1999	31.12.1998	Change
Reveivables due within 12 months	11,106	2,024	9,082
Receivables due after 12 months	802	77	725
Total	**11,908**	**2,101**	**9,807**


1292

Receivables due within 12 months

(in millions of euro)	31.12.1999	of which Telecom Italia Group	31.12.1998	Change
Financial receivables:				
Interest-bearing current accounts				
– subsidiary companies	10	10	–	10
– associated companies	23	22	1	22
– third parties	49	28	1	48
Financing account				
– associated companies	83	82	–	83
– third parties	7	7	–	7
	172	149	2	170
Non-financial receivables:				
from subsidiary companies	36	30	5	31
from associated companies	388	387	7	381
trade from customers	8,780	8,352	1,354	7,426
other	2,494	1,267	861	1,633
	11,698	10,036	2,227	9,471
less: allowance for doubtful accounts	(764)	(669)	(205)	(559)
	10,934	**9,367**	**2,022**	**8,912**
Total	**11,106**	**9,516**	**2,024**	**9,082**

Trade receivables net of writedowns amounted to 8,780 million euro and referred in the main to amounts due for telecommunications services provided and supplies of office products.
Receivables have been written down to presumed realisable value. Such writedowns largely concern amounts due to telecommunications companies.
During 1999 trade receivables ceded through factoring operations amounted to approximately 3,200 million euro, of which about 3,100 million euro relating to TIM (receivables due from dealers ceded without recourse within agreed limits, with collection on due date); ceded receivables not yet due as of 31 December 1999 totalled approximately 320 million euro.
Non-financial receivables due from others within 12 months amounted to 2,494 million euro and comprised:

(in millions of euro)	31.12.1999	31.12.1998	Change
Subsidies and grants due from the State and other public bodies	58	146	(88)
Amounts collected from customers, currently being credited	275	–	275
Amounts due from the tax authorities	662	429	233
Prepaid taxes	713	130	583
Amounts due from employees	76	7	69
Sundry amounts due (from the State and other public bodies and sundry items)	710	149	561
Total	**2,494**	**861**	**1,633**



Prepaid taxes, determined in accordance with the principles laid out in Accounting Document no. 25 published by the Italian Accounting Profession Commission reflects the tax benefit arising from prepaid taxes not offset against deferred taxes, determined on the basis of differences that will be reversed in 2000, and from tax loss carry-forwards utilisable against 2000 taxable income.

Receivables due after 12 months

Receivables due after 12 months at 31 December 1999 totalled 802 million euro and included:

• 756 million euro for prepaid tax credits of which 297 million euro relating to the Telecom Italia Group, 289 million euro arising from the payable relating to the "Fondo Previdenza Telefonici" (accounted for by the Telecom Italia Group on cash basis) and 170 million euro reflecting the future benefit of tax loss carry-forwards utilisable against taxable income as from 2001;

• 46 million euro for other receivables, of which 35 million euro of trade receivables.

Receivables due from customers in the Russian Federation (dating back to 1991), which as of 31 December 1998 were stated at 10% of face value (i.e., at 7 million euro), have been prudently written off in full.

III. Financial assets not held as fixed assets

As of 31 December 1999 this caption amounted to 1,951 million euro (871 million at 31 December 1998).

(in millions of euro)	31.12.1999	of which Telecom Italia Group	31.12.1998	Change
Equity investments	69	69	-	69
Securities	1,749	1,265	614	1,135
Receivables for securities held under reverse repurchase agreements	133	-	257	(124)
Total	**1,951**	**1,334**	**871**	**1,080**

Equity investments totalled 69 million euro, of which TIM shares for 55 million euro; the year-end stock market value of these shares was 69 million euro higher than book value.

Receivables for securities held under reverse repurchase agreements (133 million euro) reflects the purchase price of securities acquired under a commitment to resell them at a later date for a fixed price. Income and expense arising from these transactions, taking into account the difference between the agreed spot and forward prices, are recognised on an accruals basis and classified as other financial income/charges.

IV. Liquid funds

As of 31 December 1999, liquid funds amounted to 1,162 million euro (533 million euro at 31 December 1998), of which 678 million euro relating to the Telecom Italia Group. They largely comprised cash held in bank current accounts.



D) Accrued income and prepaid expenses

Accrued income and prepaid expenses as of 31 December 1999 amounted to 290 million euro (107 million euro at 31 December 1998).

(in millions of euro)	**31.12.1999**	**of which Telecom Italia Group**	**31.12.1998**	**Change**
Accrued income:				
financial income	171	12	64	107
other	42	36	9	33
Total accrued income	213	48	73	140
Prepaid expenses:				
financial charges	8	8	–	8
other	40	35	32	8
Discounts on bond issue and other similar charges on loans	29	1	2	27
Total prepaid expenses and discounts	77	44	34	43
Total	**290**	**92**	**107**	**183**

1295

Comments on Liabilities and Shareholders' Equity

A) Shareholders' equity

I. Share capital

As of 31 December 1999, the share capital of Olivetti S.p.A., fully subscribed, paid up and registered in the Register of Companies, was represented by 4,815,238,805 shares (2,914,614,817 shares at 31 December 1998), comprising 4,721,387,429 common shares (2,820,763,441 at 31 December 1998), 15,221,888 preferred shares (the same as at 31 December 1998) and 78,629,488 savings shares (the same as at 31 December 1998), each with a nominal value of 1,000 lire, for a total amount of 4,815,238,805,000 lire (2,914,614,817,000 lire at 31 December 1998), equivalent to 2,487 million euro (1,505 million euro at 31 December 1998), for an overall net increase of 1,900,623,988,000 lire, equivalent to 982 million euro.
Further details are provided in the comments on share capital in the explanatory notes to the Olivetti S.p.A. financial statements.

Future potential changes in capital

At 31 December 1999, a total of 87,143,605 "Olivetti 1998-2002 floating-rate bonds" were still outstanding, net of 847,233 bonds against which the corresponding shares had already been issued but not authorised by the Courts, and net of 1,052,421 bonds whose conversion into common shares had been requested by 31 December 1999 and completed, with the issue of the relevant shares, on 17 January 2000; in respect of such bonds, a total of 87,143,605 common shares for an overall value of 87.1 billion lire (45 million euro) could still be issued.
At 31 December 1999, a total of 54,852,669 "Olivetti 1998-2002 common share warrants" were still outstanding, net of 38,979 exercised warrants against which the corresponding shares had already been issued but authorised by the Courts in January 2000, and net of 42,692 exercised warrants against which the corresponding shares had not been issued by the end of the year (17 January 2000); in respect of such warrants, 54,852,669 common shares at a price of 1,000 lire per share for an overall value of 54.9 billion lire (28 million euro) could still be issued.
At 31 December 1999, 26,961,667 Olivetti 1999-2001 free warrants assigned to managers of the Parent Company and its subsidiaries pursuant to the plan approved by the Board of Directors on 9 June 1999 and the additions approved on 29 November 1999 (as described in the section on employee stock option plans) had not been exercised.
Consequently, 26,961,667 common shares at a price of 2,320 per share including a premium of 1,320 lire for an overall value of 62.6 billion lire, of which 27 billion as share capital and 35.6 billion as additional paid-in capital, could still be issued.
The Shareholders' Meeting of 12 May 1994 authorised the Directors to issue bonds, including convertible bonds, up to a maximum amount of 2,000 billion lire, within the limits allowed by law, and to issue shares up to a maximum nominal amount of 1,000 billion lire.

1296

On 9 June 1994, in partial exercise of the powers conferred by the Shareholders, the Directors resolved to issue a 500 billion lire bond, at a floating interest rate and maturing in 2001. This issue was fully subscribed and listed during 1994.

I.bis Share capital increase to be filed with the Register of Companies pursuant to article 2444 of the Italian Civil Code.

This heading, amounting to 11,323,082.53 euro at 31 December 1999, equivalent to 21,924,545,000 lire (22 million euro at 31 December 1998), includes the nominal value of the shares issued by the Parent Company in respect of share capital increases for which the authorisation of the Courts was still pending as of the balance-sheet date. The heading comprises:

- a share capital increase of 21,038,333,000 lire (equivalent to 10,865,392.22 euro) through the issue of 21,038,333 common shares reserved for managers of the Parent Company and its subsidiaries in execution of the Board of Directors resolution of 9 June 1999 implementing the powers conferred by the Shareholders' Meeting of 7 April 1999;
- a share capital increase of 847,233,000 lire (equivalent to 437,559.33 euro) through the issue of 847,233 common shares following the conversion of a similar number of "Olivetti 1998-2002 floating-rate" bonds;
- a share capital increase of 38,979,000 lire (equivalent to 20,130.97 euro) through the issue of 38,979 common shares following the exercise of a similar number of "Olivetti 1999-2002 common share warrants".

I.ter Share capital increase on exercise of warrants

At 31 December 1999, this heading relating to the Parent Company amounted to 22,048.58 euro and referred to the payment made by the holders of 42,692 "Olivetti 1998-2002 common share warrants" (equivalent to 42,692,000 lire) on the exercise of such warrants, even though the corresponding shares had not yet been issued at that date (17 January 2000).

II. Additional paid-in capital

At 31 December 1999, this heading relating to the Parent Company amounted to 2,267,219,725.35 euro, equivalent to 4,389,949,537,600 lire, of which 4,343,044,129,600 lire referred to the share capital increase of 1,497,601,424,000 lire completed in July to finance the Public Tender Offer, and 46,905,408,000 lire reflected the difference between the nominal value of 130,292,800 "Olivetti 7.50% 1993-1999" bonds converted after 18 June 1997 (effective date of the amended ratio of 16 new shares for every 25 bonds) and the nominal value of the 83,387,392 shares issued in respect of such conversions.

II.bis Additional paid-in capital in respect of share capital increases to be filed with the Register of Companies

At 31 December 1999, this heading relating to the Parent Company amounted to 14,342,317.73 euro, equal to 27,770,599,560 lire, for the share capital increase of 21,038,333,000 lire reserved for managers of the Parent Company and its subsidiaries, which as of the balance-sheet date had not yet been filed with the Register of Companies (January 2000).

1297

V. Reserve for treasury stock

This reserve of 2,298,155.73 euro (4,449,850,000 lire) reflects the value of Parent Company treasury stock, recorded under the appropriate financial fixed assets heading in accordance with article 2357 ter of the Italian Civil Code. The reserve cannot be distributed while the shares are held.

VII. Other reserves

As of 31 December 1999, this heading reflected a negative balance of 203 million euro (a negative balance of 323 million euro at 31 December 1998).

a) Cumulative translation adjustments

This balance reflects the cumulative differences arising from the translation of foreign currency financial statements, accounted for directly under shareholders' equity. As of 31 December 1999, these balances were negative for 92 million euro (negative for 70 million euro at 31 December 1998).

b) Sundry reserves

These reserves include the results for the years through 1992, the reserves of subsidiaries not eliminated on consolidation and the effect of specific consolidation adjustments. As of 31 December 1999, these balances were negative for 111 million euro (negative for 253 million euro at 31 December 1998).

VIII. Retained earnings (accumulated losses)

At 31 December 1999, the Group had retained earnings of 31 million euro arising from 1998 income of 128 million euro net of accumulated consolidated net losses at 31 December 1998 of 97 million euro.

Group shareholders' equity

As of 31 December 1999, Group consolidated shareholders' equity amounted to 9,549 million euro (1,261 million euro at 31 December 1998).
The reconciliation of the Group consolidated net result with the Parent Company net result for 1999 is as follows:

(in millions of euro)	Net result for the year
Net result shown in the financial statements of Olivetti S.p.A. as of 31 December 1999	**2,832**
Elimination of the portion of writedowns and losses on equity investments recorded by the Parent Company, also for tax purposes, exceeding the results of subsidiary and associated companies used for consolidation purposes	2,075
Differences on gains on the disposal of equity investments	41
Other differences	(9)
Net result shown in the consolidated financial statements of the Olivetti Group as of 31 December 1999	**4,939**



The reconciliation of Group consolidated shareholders' equity with Parent Company shareholders' equity as of 31 December 1999 is as follows:

(in millions of euro)	Shareholders' equity
Shareholders' equity shown in the financial statements of Olivetti S.p.A. as of 31 December 1999	**7,454**
Lower carrying values of equity investments in subsidiary and associated companies than those used for consolidation purposes, also as a consequence of writedowns recorded for tax purposes only	2,058
Other differences, net	37
Shareholders' equity shown in the consolidated financial statements of the Olivetti Group as of 31 December 1999	**9,549**

X. Minority interests

Minority interests as of 31 December 1999 and 1998 comprised:

(in millions of euro)	31.12.1999	31.12.1998	Change
Reserves	14,705	378	14,327
Result of the year:			
before acquisition of Telecom Italia Group	911	-	911
after acquisition of Telecom Italia Group	1,145	304	841
Total	**16,761**	**682**	**16,079**

Total shareholders' equity

Total shareholders' equity as of 31 December 1999 and 1998 amounted respectively to 26,310 million euro and 1,943 million euro and comprised:

(in millions of euro)	31.12.1999	31.12.1998	Change
Capital and reserves			
Group	4,610	1,133	3,477
Minority interests	14,705	378	14,327
	19,315	1,511	17,804
Net result of the year			
Group	4,939	128	4,811
Minority interests	2,056	304	1,752
	6,995	432	6,563
Total	**26,310**	**1,943**	**24,367**



B) Reserves for risks and charges

Reserves for risks and charges as of 31 December 1999 and 1998 amounted respectively to 1,391 million euro and 322 million euro.

1) Employee pensions and similar obligations

This reserve includes the liabilities to employees of Group companies operating abroad. It totalled 56 million euro as of 31 December 1999, compared with 56 million euro at 31 December 1998.

2) Taxation

This heading includes the reserve for tax risks and the reserve for deferred taxation.
Provisions to the reserve for tax risks cover potential charges in respect of disputed assessments relating to open tax years. At 31 December 1999, this reserve amounted to 205 million euro, of which 160 million euro relating to the Telecom Italia Group and 45 million euro to Tecnost International.
Deferred and prepaid taxation is calculated at tax rates in force in each country on all temporary differences arising between the book value of assets and liabilities and the tax values recorded by the individual companies and on consolidation adjustments.
Deferred taxation and prepaid taxation are offset only when permitted by tax law and in respect of the year in which the respective differences are expected to reverse.
Consequently, the liabilities for deferred taxation not offset against prepaid taxation are classified in the reserve for deferred taxation, while prepaid tax assets not offset against deferred taxation are classified in Other receivables under Current assets.
The balance of deferred and/or prepaid taxation as of 31 December 1999 is a tax credit of 1,317 million euro, compared with a credit of 123 million euro as of 31 December 1998, arising as follows:

(in millions of euro)	31.12.1999	31.12.1998	Change
Reserve for deferred taxation	153	42	111
Prepaid tax credit	(1,470)	(165)	(1,305)
Net tax liability (credit) balance	**(1,317)**	**(123)**	**(1,194)**

The net tax credit balance of 1,317 million euro comprises an amount of 553 million euro reflecting the future benefit of tax loss carry-forwards and an amount of 764 million euro reflecting net prepaid taxes, calculated on temporary differences as explained above.
As of 31 December 1999, the companies in the Olivetti Group had tax loss carry-forwards totalling 3,937 million euro. According to a prudent estimate based on the budget and on future plans currently available, only a part of these losses can reasonably be expected to be used to offset future taxable income; in fact, the residual losses reasonably considered to be utilisable in the future are quantified at 2,048 million euro, with a tax benefit of 553 million euro. This amount has been credited against Income taxes for the year (and included in the balance sheet under "Prepaid tax credit" in current assets) and derives from the partial writedown, made purely for tax reasons, of Tecnost S.p.A.'s equity investment in Telecom Italia S.p.A. pursuant to article 2426, par 2, of the Italian Civil Code.


1308

Tax loss carry-forwards whose future fiscal benefits have not been recognised owing to uncertainty about their realisation total approximately 1,889 million euro, of which approximately 303 million euro expiring within 3 years and 727 million euro with no expiry.

3) Other

Other reserves for risks and charges amounted to 977 million euro at 31 December 1999 and comprised:
- provisions for liabilities arising from disputes for 153 million euro, of which 149 million attributable to the Telecom Italia Group;
- provisions for contract-related risks for 392 million euro, chiefly consisting of an amount of 207 million euro for sundry risks relating to Telecom Italia S.p.A. and an amount of 162 million euro for charges relating to commitments and possible future risks in connection with the sale by Olivetti S.p.A. of the OliMan equity investment;
- provisions for restructuring charges of 182 million euro, of which 147 million euro attributable to the Telecom Italia Group and 28 million euro to Olivetti S.p.A. in respect of deferred social security charges connected to the reduction of the workforce pursuant to Law no. 223/1991;
- other sundry provisions for 250 million euro, of which 222 million euro attributable to the Telecom Italia Group.

C) Reserve for employee severance indemnities

This reserve represents the liability to employees for severance indemnities accrued in accordance with current legislation and employment contracts in the individual countries in which the consolidated companies operate.
Changes in the reserve during 1999 were as follows:

(in millions of euro)

Balance as of 31 December 1998	**140**
Reserve of the Telecom Italia Group at the date of acquisition	1,490
Indemnity accrued: by the Telecom Italia Group in the second half-year	125
by other Olivetti Group companies	11
Indemnity paid in the year: by the Telecom Italia Group in the second half-year	(120)
by other Olivetti Group companies	(19)
Change in the consolidation area	(50)
Balance as of 31 December 1999	**1,577**

1301

D) Payables

As of 31 December 1999, total payables amounted to 44,881 million euro (5,079 million euro at 31 December 1998), comprising financial payables of 30,291 million euro (3,013 million euro at 31 December 1998) and trade and other payables of 14,590 million euro (2,066 million euro at 31 December 1998).

Financial payables

	31.12.1999			31.12.1998		
(in millions of euro)	short term	long term	total	short term	long term	total
Bonds						
Telecom Italia Group	169	815	984			
Other Tecnost Group companies		15,868	15,868			
Other Olivetti Group companies		2,520	2,520		1,020	1,020
Convertible bonds						
Other Olivetti Group companies		45	45		84	84
Due to banks						
Telecom Italia Group	4,464	3,685	8,149			
Other Tecnost Group companies	506	352	858			
Other Olivetti Group companies	498	311	809	461	1,114	1,575
Due to other providers of finance						
Telecom Italia Group	239	659	898			
Other Tecnost Group companies	1		1	7	6	13
Other Olivetti Group companies	24	29	53	236	85	321
Due to suppliers						
Telecom Italia Group	59	5	64			
Due to subsidiary companies						
Telecom Italia Group	5		5			
Due to associated companies						
Telecom Italia Group	6		6			
Other Olivetti Group companies	1		1			
Other payables						
Telecom Italia Group	28	2	30			
Total	**6,000**	**24,291**	**30,291**	**704**	**2,309**	**3,013**
of which: Telecom Italia Group	**4,970**	**5,166**	**10,136**			
Other Tecnost Group companies	**507**	**16,220**	**16,727**	**7**	**6**	**13**
Other Olivetti Group companies	**523**	**2,905**	**3,428**	**697**	**2,303**	**3,000**

The main Olivetti Group financial payables were as follows:

Telecom Italia Group

Bonds amounted to 984 million euro and comprised:
- Telecom Italia S.p.A. 1992/2010 bond, reserved for active and retired company personnel, for an overall amount of 426 million euro;
- bonds maturing between 2000 and 2002, issued by Softe, through various financial institutes, for a total amount of 583 million US dollars, equal to 558 million euro.


1302

Amounts due to banks totalled 8,149 million euro and were secured by mortgages and liens for 62 million euro.
Amounts due to other providers of finance totalled 898 million euro and largely related to medium/long-term borrowings from "Cassa Depositi e Prestiti" and IRI.

Other Tecnost Group companies

Bonds issued by Tecnost S.p.A. and its subsidiaries totalled 15,868 million euro and comprised:
- a Tecnost International N.V. 1999-2004 floating rate bond (Euribor 3 months + 1.85%) for 9,444 million euro;
- two bonds totalling 6,250 million euro, issued by Tecnost International Finance N.V., as part of a new programme of Euro Medium-Term Notes (EMTN), on the following terms and conditions:
• 5-year 4,500 million euro bond, annual coupon 5 3/8%, maturing July 2004
• 10-year 1,750 million euro bond, annual coupon 6 1/8%, maturing July 2009
- a 20 billion yen bond repayable in 2029, issued by Tecnost International Finance N.V. as part of the Euro Medium-Term Notes programme, subscribed by a sole Japanese investor; this yen-denominated bond (bearing annual 5% interest on a notional reference capital of 185.6 million US dollars) was immediately converted into euro through an interest and currency swap contract, under which the original yen amount was converted into 174 million euro (337 billion lire) and the fixed interest rate converted into a six-monthly floating rate in euro.
Amounts due to banks totalled 858 million euro and included 505 million euro for use of a short-term line of credit for an original amount of one billion euro granted by Mediobanca and syndicated among a small group of Italian banks; this credit line was not secured by guarantees on assets but is subject to financial covenants commonly used for operations of this nature.

Other Olivetti Group companies

Bonds amounted to 2,520 million euro and comprised:
• Olivetti S.p.A. (258 million euro)
- 1994-2001 Italian lire floating-rate bond, converted through interest swap contracts into a fixed rate (4.145% quarterly) repayable in full in July 2001.
• Olivetti International N.V. (62 million euro)
- 1986-2046 Swiss franc fixed-rate bond (5.625% annual), converted by Olivetti International S.A., through an interest rate swap contract, into a floating rate (2.985% at 31 December 1999).
• Olivetti International N.V. (700 million euro)
- 1998-2003 bond, issued at a fixed rate of 5.875% and converted by Olivetti International S.A., through interest swap contracts into a floating rate (4.82% at 31 December 1999) for the same notional amount and currency
• Olivetti International N.V. (1,500 million euro)
- 1999-2009 bond issued at a fixed rate of 5% converted by Olivetti International S.A. for an amount of 1,000 million euro, as from February 2000, into a six-monthly floating rate, with protection against rising interest (collar).


1363

Convertible bonds totalled 45 million euro and comprised the "Olivetti 1998-2002" bond convertible into Olivetti common shares, repayable in full on 30 September 2002 (4.5% interest at 31.12.1999).
Amounts due to banks totalled 809 million euro (1,575 million euro at 31 December 1998, including 947 million euro relating to companies sold during 1999). The main items were as follows:
• Olivetti S.p.A.:
- IMI subsidised loans for research totalling one million euro, average interest of 4.5% at 31 December 1999, repayable by 2001;
- IMI loans for research pursuant to Law no. 346/1988 (interest-relief grants) totalling 116 million euro, average interest of 12.5376% at 31 December 1999, gross of the interest relief grant, repayable by 2004 (of which 21 million euro due by 31.12.2000);
- other loans totalling 178 million euro, average interest of 4.7801% at 31.12.1999, repayable by 2002 (of which 43 million euro due by 31.12.2000).
• Olivetti Lexikon Group:
- loans totalling 239 million euro (of which 160 million euro due by 31.12.2000)
• Other short-term payables totalling 275 million euro relating to other companies.
Amounts due to other providers of finance totalled 53 million euro and comprised:
• Olivetti S.p.A.: subsidised loans for technological innovation (FIT) totalling 27 million euro (of which 4 million euro due by 31.12.2000), average interest 7.0981% at 31.12.1999, repayable by 2010;
• other companies: sundry loans for a total amount of 26 million euro (of which one million euro due by 31.12.2000).

***

An analysis by currency of the Group's financial payables of 30,291 million euro is set out below:

(in millions of euro)	31.12.1999	31.12.1998
Italian Lire	8,630	2,014
Other EMU currencies	19,070	905
US Dollars	1,365	3
Other currencies	1,226	91
Total	**30,291**	**3,013**

As of 31 December 1999, financial payables due after five years totalled 4,421 million euro and comprised:

(in millions of euro)	31.12.1999
Bonds	3,933
Amounts due to banks	337
Amounts due to other providers of finance	151
Total	**4,421**


1304

An analysis of financial payables by interest rates is set out below:

(in millions of euro)	Telecom Italia Group	Other companies	Total
Up to 2.5%	1,762	-	1,762
From 2.5% to 5%	4,995	8,756	13,751
From 5% to 7.5%	2,706	11,231	13,937
From 7.5% to 10%	663	43	706
From 10% to 12.5%	9	-	9
Beyond 12.5%	-	126	126
Total	**10,135**	**20,156**	**30,291**

Total net financial indebtedness as of 31 December 1999 amounted to 27,379 million euro (1,531 million euro at 31 December 1998, including, for uniformity with 1999, interest accruals and deferrals and excluding medium/long-term receivables held as fixed assets) and is summarised in the table below:

(in millions of euro)	31.12.1999	31.12.1998	Change
Debt			
short term	6,000	704	5,296
long term	24,291	2,309	21,982
Interest accruals and deferrals	543	66	477
Total gross financial indebtedness (A)	**30,834**	**3,079**	**27,755**
Financial fixed assets:			
financial receivables due within 12 months	29	44	(15)
other securities	31	34	(3)
Current assets:			
financing and interest bearing current accounts	172	2	170
financial assets not held as fixed assets	1,882	871	1,011
liquid funds	1,162	533	629
Interest accruals and prepayments	179	64	115
Total financial resources (B)	**3,455**	**1,548**	**1,907**
Net financial indebtedness (A–B)	**27,379**	**1,531**	**25,848**

As of 31 December 1999, Olivetti Group companies had unutilised credit lines totalling 5,278 million euro of which 4,792 million euro relating to the Telecom Italia Group.
As of 31 December 1999, financial payables and other financial operations totalling 134 million euro were secured by Olivetti Group assets for a nominal value of 344 million euro.

1365

Trade and other payables

(in millions of euro)	31.12.1999 short term	31.12.1999 long term	31.12.1999 total	31.12.1998 short term	31.12.1998 long term	31.12.1998 total
Advances						
Telecom Italia Group	379		379			
Other Tecnost Group companies						
Other Olivetti Group companies	5		5	22		22
Due to suppliers						
Telecom Italia Group	6,004	1	6,005			
Other Tecnost Group companies	1		1	12		12
Other Olivetti Group companies	289		289	1,265		1,265
Due to subsidiary companies						
Telecom Italia Group	15		15			
Other Tecnost Group companies						
Other Olivetti Group companies	1		1	1		1
Due to associated companies						
Telecom Italia Group	591		591			
Other Tecnost Group companies						
Other Olivetti Group companies	2		2	3		3
Due to tax authorities						
Telecom Italia Group	1,180	6	1,186			
Other Tecnost Group companies	3		3	7		7
Other Olivetti Group companies	747		747	174		174
Due to social security authorities						
Telecom Italia Group	294	1,444	1,738			
Other Tecnost Group companies	1		1	1		1
Other Olivetti Group companies	10		10	25		25
Other payables						
Telecom Italia Group	3,561	4	3,565			
Other Tecnost Group companies	2	1	3	3		3
Other Olivetti Group companies	49		49	220	333	553
Total	**13,134**	**1,456**	**14,590**	**1,733**	**333**	**2,066**
of which: Telecom Italia Group	**12,024**	**1,455**	**13,479**			
Other Tecnost Group companies	**7**	**1**	**8**	**23**		**23**
Other Olivetti Group companies	**1,103**		**1,103**	**1,710**	**333**	**2,043**

Amounts due to suppliers totalled 6,295 million euro, including 639 million euro due to other telecommunications services operators (mainly Omnitel and foreign operators).
Amounts due to tax authorities totalled 1,936 million euro, including current income taxes and withholding taxes.
Current income taxes refer to the current liability estimated by Group companies based on reasonable estimates of tax charges in accordance with local regulations and tax rates.
Other taxes as of 31 December 1999 mainly consisted of withholding taxes applied by Group companies.
The tax situation of Olivetti S.p.A. is illustrated in the explanatory notes to the Parent Company financial statements.



Amounts due to social security authorities, totalling 1,749 million euro, reflects accrued contributions to be paid to social security authorities. It includes an amount of 763 million euro in respect of the residual amount due by Telecom Italia to the INPS (National Insurance Institute) in connection with the estimated charge pursuant to Law no. 58/1992 for the reabsorption of ex ASST employees, determined by a special ministerial commission during assessment of the assets transferred by the Post Authorities to IRITEL.
The heading also includes the payable in respect of the Telephone Workers fund (FPT) for Telecom Italia Group employees, amounting to 780 million euro (of which 133 million euro over the long term) determined as illustrated in the section "Accounting Policies" of these explanatory notes.

E) Accrued expenses and deferred income

The balance on this heading at 31 December 1999 was 1,367 million euro (257 million euro at 31 December 1998):

(in millions of euro)	31.12.1999	31.12.1998	Change
Accrued expenses:			
Interest charges	543	66	477
Other	68	43	25
Total	611	109	502
Deferred income:			
Grants related to assets	475	-	475
Other	281	148	133
Interest income	-	-	-
Total	756	148	608
Total accrued expenses and deferred income	**1,367**	**257**	**1,110**

Hedging instruments and other derivatives

The Olivetti Group enters into forward contracts to hedge exchange risks linked to fluctuations in the various foreign currencies used by Group companies for commercial and financial transactions.
As of 31 December 1999, the Olivetti Group had commitments for the purchase and sale of foreign currencies at fixed exchange rates for the equivalent of 595 million euro, largely consisting of:
- hedging contracts on financial transactions arranged by Olivetti International SA for 262 million euro;
- hedging contracts on commercial transactions relating entirely to the Telecom Italia Group and largely consisting of the exposure in Greek drachma of Stet Hellas and the currency exposure of the trade receivables of the SOFTE company for the equivalent of 328 million euro.

The Olivetti Group enters into interest rate swaps and similar agreements to mitigate the effects of interest-rate fluctuations. As of 31 December 1999, Group companies had opened short- and long-term for-

1307

ward contracts covering financial assets and liabilities recorded in the financial statements with a total notional amount of 17,414 million euro (of which 2,497 million euro relating to the Telecom Italia Group). These contracts are listed below:

(in millions of euro)	31.12.1999
Telecom Italia Group:	
Interest rate swaps on Telecom Italia S.p.A. financial payables, due between 2000 and 2005	1,240
Interest rate swaps on the Euro Overnight Interbank Average (EONIA) rate transacted on Telecom Italia S.p.A. short-term financial payables	725
Hedging contracts through zero-cost collar contracts (purchase of cap contracts and sale of floor contracts) on Telecom Italia S.p.A. medium/long-term financial payables	74
Interest rate and currency swap operations on BEI pound sterling loans to Telecom Italia S.p.A.	312
Interest rate and currency swap operations on financial payables due from Brazilian subsidiaries for the purpose of converting dollar-denominated debt to Brazilian real-denominated debt	40
Other hedging contracts	106
Total	**2,497**
Other Tecnost Group companies:	
An interest rate and currency swap operation on the 20 billion yen bond maturing October 2029 issued by Tecnost Intl. Finance NV	174
Interest rate swap operations (with cap and floor structures):	
on the 1,750 million euro bond issued by Tecnost Intl. Finance NV maturing July 2009	1,750
on the 4,500 million euro bond issued by Tecnost Intl. Finance NV maturing July 2004	3,000
on the 9,444 million euro bond issued by Tecnost Intl. NV maturing June 2004	7,945
Total	**12,869**
Other Olivetti Group companies:	
Interest rate swap contract expiring June 2036, transacted by Olivetti Intl. SA on the 100 million Swiss franc bond (1986-2046) issued by Olivetti Intl. NV maturing June 2046	62
Interest rate swap contracts effective as from February 2000 transacted by Olivetti Intl. SA on the 1,500 million euro bond issued by Olivetti Intl. NV maturing February 2009	1,000
Interest rate swap operations transacted by Olivetti Intl SA on the 700 million euro bond issued by Olivetti Intl. NV expiring May 2003	700
Interest rate swap operations transacted by Olivetti S.p.A. on the 500 billion lire bond issued by Olivetti S.p.A. maturing July 2001 and simultaneous closure of previous hedging operations arranged with cap and floor structures for the same amount and expiring on the same date	258
Other hedging contracts	28
Total	**2,048**
Total Olivetti Group	**17,414**

The following hedging operations were transacted on Telecom Italia medium/long-term floating-rate financial payables due between 2000 and 2005:

• interest rate swap contracts with the same expiries with conversion of the floating rate into a fixed rate for 1,240 million euro (of which 252 million euro stipulated on 17 December 1999 with deferred effectiveness);

1308

• interest rate swap operations of less than 6 months correlated to the EONIA rate for 725 million euro.
• hedging contracts with zero-cost collar structures (purchase of cap contracts and sale of floor contracts) with the same expiries for 74 million euro;
• interest rate and currency swap operations on BEI sterling loans, with conversion of the sterling floating rate into a fixed rate and into a euro floating rate, for 312 million euro;
• interest rate and currency swap operations transacted by Tele Celular Sul and Tele Nordeste Celular on short-term dollar-denominated financial payables with conversion of the dollar floating rate to local currency (Brazilian real) floating rate, for 40 million euro.

With regard to the 20 billion yen fixed-rate bond maturing October 2029 issued by Tecnost Intl. Finance NV, Tecnost International N.V. transacted an interest rate and currency swap operation for the full amount and with the same expiry, with conversion of the fixed rate into a six-monthly euro floating rate.

With regard to the 1,750 million euro fixed-rate bond maturing July 2009 issued by Tecnost Intl. Finance NV, Tecnost International N.V. transacted interest swap operations for the same amount and with the same expiry, with conversion of the fixed rate into a floating rate, with the following additional hedges:

- purchase of cap contracts at a rate of 4.75% (converted to 7% should 12-month Euribor exceed this threshold during the period of the contract), for 1,000 million euro;
- purchase of cap contracts at a rate of 5.85% and sale of cap contracts at a rate of 7.95%, for 750 million euro, as from July 2002;
- sale of floor contracts at rates increasing from 2.65% to 2.85% for 750 million euro.

With regard to the 4,500 million euro fixed-rate bond expiring July 2004 issued by Tecnost Intl. Finance NV, Tecnost International N.V. transacted interest rate swap contracts for 3,000 million euro with the same expiry with conversion from a floating rate to a fixed rate, with the following additional hedges:

- purchase of cap contracts at a rate of 4.25% (converted to 5.25% should 12-month Euribor exceed this threshold during the period of the contract), for 1,000 million euro;
- purchase of cap contracts at a rate of 4.95% and sale of cap contracts at a rate of 6.85%, for 1,000 million euro;
- sale of floor contracts at rates increasing from 2.65% to 2.85% for 1,000 million euro.

With regard to the 9,444 million euro floating-rate bond issued by Tecnost Intl. NV, set at three-month Euribor plus a spread of 185 basis points, the following hedging contracts were transacted for a total amount of 7,944 million euro with expiry on 23 June 2002:

• interest rate swap contracts for 1,944 million euro with conversion of the bond floating rate (3-month Euribor) into an average annual fixed rate of 3.48%;
• an interest rate swap contract for 1,000 million euro with payment of 3-month Euribor minus a spread of 0.574%, and collection of 3-month Euribor.
• an interest rate swap contract for 3,000 million euro with conversion of the bond's quarterly floating rate into a six-monthly floating rate with an additional zero-cost collar structure made up as follows:

- purchase of cap contracts at 3.88% for the first year and 4.15% for the two subsequent years, for 1,500 million euro;
- purchase of cap contracts at 3.56% and sale of cap contracts at 5.19%, for 1,500 million euro;
- sale of floor contracts at 2.59% for the first year and 2.79% for the two subsequent years, for 2,000 million euro;


309

• zero-cost collar structure for 2,000 million euro consisting of:
- purchase of cap contracts at 4.60%;
- sale of floor contracts at 2.60% for the first year, 3.15% for the second year and 3.38% for the third year.

With regard to the 100 million Swiss franc (62 million euro) fixed-rate bond maturing June 2046 issued by Olivetti International N.V., Olivetti Intl. S.A. transacted an interest rate swap contract for the full amount, expiry in June 2036, with conversion of the fixed rate into an annual floating rate in Swiss francs.

With regard to the 1,500 million euro 5% fixed-rate bond maturing in February 2009 issued by Olivetti Intl. NV, Olivetti Intl. SA transacted the following hedging contracts for a total amount of 1,000 million euro effective as from February 2000 and expiring in February 2009:

• interest rate swap operations for 500 million euro with conversion of the fixed rate into a six-monthly floating rate, with sale of floor contracts at an average rate of 4.15%; the floor is activated only if, during the six-month reference period, six-montly Euribor increases from 2.20% to 3.75% (this latter in the last five years);
• interest rate swap contracts for 500 million euro with conversion of the fixed rate into a quarterly fixed rate of 4.375% if 3-month Euribor remains below 5.52%, or else into a fixed rate of 5.8975%, should 3-month Euribor exceed 5.52%.

With regard to the 700 million euro 5.875% fixed-rate bond maturing in May 2003 issued by Olivetti Intl. NV, Olivetti Intl. SA transacted interest rate swap operations to transform the fixed rate into a six-monthly floating rate for the same amount and duration.

With regard to the 500 billion lire (258 million euro) floating-rate bond issued by Olivetti S.p.A. maturing July 2001, interest rate swap contracts were transacted for the full amount and with the same expiry, with conversion of the floating rate into a quarterly fixed rate of 4.145% and simultaneous closure of previous hedging contracts with collar structures (purchase of cap contracts and sale of floor contracts).

***

The following hedging contracts were transacted on securities or other assets for a total of 431 million euro:

• interest rate and currency swap operations by SOFTE on foreign currency securities for 341 million euro;
• interest rate and currency swap operations by Olivetti S.p.A. for an equivalent amount of 74 million euro to cover exposure in US dollars arising from a dollar-denominated restricted deposit relating to the sale of Olsy S.p.A. to Wang Laboratories Inc.;
• interest rate swap operations on fixed-rate securities for 16 million euro to mitigate the effects of a rise in interest rates.

***

The Telecom Italia Group transacted non-hedging operations relating to options on listed stocks in its share portfolio for 44 million euro (value determined on the basis of the exercise price).

Memorandum accounts

A) Personal guarantees given, net of counter-securities received

As of 31 December 1999, personal guarantees given, also indirectly through banks and insurance companies, amounted to 1,884 million euro (495 million euro at 31 December 1998), of which 1,029 million euro in favour of unconsolidated subsidiary and associated companies (7 million euro at 31 December 1998).
As of 31 December 1999, personal guarantees given were as follows:

- personal guarantees given by the Telecom Italia Group to unconsolidated subsidiaries and associated companies (1,022 million euro) and to third parties (299 million euro) in respect of medium/long-term borrowings, for supply contracts and as guarantees on foreign telephone licences, for a total of 1,321 million euro;
- suretyships and counter-securities given by other Olivetti Group companies in favour of unconsolidated subsidiaries and associated companies (7 million euro), of consolidated subsidiaries (31 million euro) and of third parties (123 million euro), for a total of 161 million euro;
- 249 million euro for guarantees given by Olivetti S.p.A. in favour of Infostrada S.p.A. to the Italian State Railways;
- 90 million euro for guarantees given by Olivetti S.p.A. to Mannesmann AG in relation to the disposal of the equity investment in OliMan Holding B.V.;
- 38 million euro given by Olivetti S.p.A. to guarantee the fulfilment by Getronics S.p.A. (formerly Wang Global S.p.A.) of commercial supply contracts;
- 25 million euro for other guarantees.

As of 31 December 1999, against the above guarantees, the Olivetti Group received counter-securities totalling 674 million euro (91 million euro at 31 December 1998), and including:

- counter-securities from third parties totalling 374 million euro against guarantees given by Telecom Italia S.p.A.;
- counter-securities from Mannesmann AG totalling 249 million euro against guarantees given by Olivetti S.p.A. to the Italian State Railways;
- counter-securities from Getronics (in the place of Wang) for 43 million euro.

The increase of 806 million euro in personal guarantees given, net of counter-securities received, compared with 31 December 1998 largely arose from the change in the consolidation area, specifically the consolidation of the Telecom Italia Group and the deconsolidation of Omnitel Pronto Italia S.p.A. and Infostrada S.p.A., which were sold to Mannesmann AG.

B) Guarantees on Group companies' assets

These guarantees were represented by pledges and mortgages on assets of consolidated Telecom Italia Group companies in respect of non-financial operations for an amount of 9 million euro as of 31 December 1999.
Guarantees securing financial operations are analysed in the section on financial payables.



C) Commitments

As of 31 December 1999, Olivetti Group commitments totalled 84 million euro (294 million euro as of 31 December 1998), net of counter-securities from third parties totalling one million euro (7 million euro at 31 December 1998). Commitments comprised:

- 65 million euro for leasing instalments, of which 9 million euro attributable to the Telecom Italia Group;
- 19 million euro for other commitments, of which 2.8 million euro attributable to the Telecom Italia Group.

D) Other accounts

As of 31 December 1999, other memorandum accounts totalled 586 million euro (64 million euro at 31 December 1998).
The increase of 522 million euro compared with 31 December 1998 was largely due to the consolidation of the Telecom Italia Group, and included third-party guarantee deposits for 231 million euro.

Other information

As of 31 December 1999, third-party assets deposited with the Olivetti Group amounted to the equivalent of 577 million euro (at stock market prices), and largely comprised:

- common shares, acquired through the take-up by employees of Telecom Italia S.p.A. and other consolidated Italian companies in the Telecom Italia Group of the Public Tender Offer, and sub-deposited with Monte Titoli S.p.A. (318 million euro);
- third-party shares deposited with TIM S.p.A. (178 million euro).



Comments on the Consolidated Statement of Income

As noted earlier, the revenues, income, costs and expenses of the Telecom Italia Group have been consolidated line-by-line for the full year, since the acquisition of the equity investment in Telecom Italia S.p.A. by the Olivetti Group took place in the first half of the year.
For consistency, the income statements of the controlling equity investments sold during the year (primarily Omnitel and Infostrada) have been excluded from the consolidation as from 1 January 1999.
1999 operating data are therefore not comparable with 1998 operating data. Nevertheless, in order to provide as complete a picture as possible, 1998 operating data are presented below.

A) Value of production

1) Revenues from sales and services

In 1999, revenues from product sales and the supply of services totalled 28,207 million euro compared with 3,702 million euro in 1998, a net increase of 24,505 million euro which largely reflected an increase generated by Telecom Italia Group revenues (27,104 million euro) and a decrease as a result of the sale of the controlling equity investments (2,479 million euro).

4) Capitalised production

Capitalised production amounted to 1,066 million euro of which 1,062 million euro attributable to the Telecom Italia Group and 4 million euro to the O.i.S. Group.

5) Other income

Other income amounted to 569 million euro in 1999 (85 million euro in 1998) and comprised:
- 22 million euro in grants to cover research, development and technological expenses (of which 20 million euro relating to the Telecom Italia Group);
- 73 million euro of grants related to assets released to income as accrued in the year, entirely attributable to the Telecom Italia Group;
- 474 million euro of other income from ordinary operations (of which 422 million euro relating to the Telecom Italia Group), mainly comprising amounts charged to customers for late bill payments (130 million euro), sundry indemnities and refunds, recovery of expenses and sundry income.

The overall movement of 484 million euro compared with 1998 reflects an increase of 515 million euro on the acquisition of the Telecom Italia Group and a decrease as a result of the sale of OliMan Holding B.V. and other equity investments, for 20 million euro.



B) Costs of production

6) Purchases of raw, ancillary and consumable materials and goods for resale

In 1999, this heading totalled 3,111 million euro (of which 2,476 million euro attributable to the Telecom Italia Group) compared with 1,156 million euro in 1998 (of which 406 million euro relating to the equity investments sold in 1999). It includes costs for the supply of materials relating to the Group's core businesses.

7) Cost of services received

In 1999, the cost of services received totalled 7,584 million euro (of which 7,380 million euro relating to the Telecom Italia Group) compared with 1,242 million euro in 1998, of which 1,078 million euro relating to the equity investments sold in 1999. The incidence of these costs on revenues decreased to 26.9% in 1999 (27.2% for the Telecom Italia Group) compared with 33.5% in 1998.

8) Leases and rentals

This heading includes the rental of buildings and other lease and hire charges. In 1999, these costs totalled 739 million euro (of which 704 million euro relating to the Telecom Italia Group), compared with 81 million euro in 1998, of which 57 million euro related to the companies sold in 1999, principally Omnitel and Infostrada.

9) Personnel

In 1999, payroll costs totalled 5,260 million euro (of which 4,977 million euro relating to the Telecom Italia Group). In 1998, payroll costs totalled 542 million euro of which 274 million euro related to the companies sold in 1999.
In 1999 the overall average number of Olivetti Group employees was 128,603 (15,657 in 1998), of whom 14,029 abroad (3,688 in 1998) and 114,574 in Italy (11,969 in 1998).
The breakdown of personnel in Italy is as follows (classification of personnel abroad is not consistent with that in Italy):

(in units)	Year 1999	of which Telecom Italia Group	Year 1998
ITALY			
Managers	2,470	2,319	298
Supervisors	9,501	9,055	1,012
White collars	83,380	81,047	8,470
Blue collars	19,223	17,971	2,189
Total average in Italy	**114,574**	**110,392**	**11,969**
Total average abroad	**14,029**	**10,935**	**3,688**

As allowed by law, the Group companies account for the relevant charge in the years in which the instalments fall due.



10) Depreciation, amortisation and writedowns

Provisions for 1999 totalled 6,018 million euro (of which 5,293 million euro relating to the Telecom Italia Group). They included 4,393 million euro for tangible fixed assets (4,351 million euro for the Telecom Italia Group) and 1,625 million euro for intangible fixed assets (942 million euro for the Telecom Italia Group).
In 1998 these charges totalled 457 million euro, of which 231 million euro relating to tangible fixed assets and 226 million euro to intangible fixed assets; of these amounts, 181 million euro and 175 million euro, respectively, referred to the companies sold in 1999.
1999 amortisation of intangible assets includes 638 million euro for goodwill arising on consolidation with regard to the acquisition of Telecom Italia after the success of the Public Tender Offer.
1999 writedowns totalled 504 million euro (436 million euro relating to the Telecom Italia Group) and included 88 million euro relating to fixed assets and 416 million euro relating to receivables held as current assets. In 1998, writedowns totalled 164 million euro of which 29 million euro relating to the companies sold in 1999.

12-13) Provisions for risks and Other provisions

In 1999, provisions for risks and other provisions totalled 334 million euro (of which 101 million euro relating to the Telecom Italia Group) and comprised provisions to the reserves for contract risks and for risks relating to legal disputes.
Specifically, the heading included:
• 88 million euro in relation to commitments to Mannesmann in respect of the sale of OliMan, in the event that Bell Atlantic should exercise its option on Omnitel Sistemi Radiocellulari S.p.A. shares at the previously agreed fixed price;
• 75 million euro for possible future charges relating to the Public Tender Offer on CCIL made in 1999;
• 8 million euro for charges from guarantees given to subsidiary companies;
• 163 million euro for other risks and charges, of which 101 million euro relating to the Telecom Italia Group.

14) Other operational expenses

The balance on this heading totalled 1,057 million euro (67 million euro in 1998) and included:

	Year 1999			
(in millions of euro)	Telecom Italia Group	Other companies	Year 1998	of which relating to the sold companies
Duties for telecommunications activities	606		49	49
Loss on disposal of intangible and tangible fixed assets	124			
Taxes other than on income and duties accrued in the year, including ICI (local tax on real estate)	111	41	8	1
Indemnities to Getronics deriving from the sale of Wang Lab. investment		30		
Association dues	125	20	10	10
Total	**966**	**91**	**67**	**60**



C) Financial income and charges

15) Income from equity investments

Income from equity investments totalled 921 million euro and included:

(in millions of euro)	Year 1999 Telecom Italia Group	Year 1999 Other companies	Year 1998
Dividends and relevant tax credits	60	775	4
Other income from equity investments	86	–	15
Total	**146**	**775**	**19**

As noted above, beginning in 1999, dividends from subsidiary companies are recorded as they accrue (i.e., in the year in which income is formed) and eliminated during consolidation.
In line with accrual accounting principles, the tax credits that arise on collection of dividends are also recorded under financial income as they accrue.
In 1999, had dividends and related tax credits been accounted for as approved, which generally coincides with the year of collection, income net of current income taxes would have been 99 million euro lower, as would shareholders' equity as of 31 December 1999.

16) Other financial income

Other financial income totalled 547 million euro in 1999 (163 million euro in 1998) and included:

(in millions of euro)	Year 1999 Telecom Italia Group	Year 1999 Other companies	Year 1998
Interest income and gains on fixed income securities	97	40	63
Interest income and commissions from			
unconsolidated subsidiary companies	1	–	–
associated companies	16	1	–
banks	54	39	25
customers	12	–	–
Exchange rate gains	139	24	16
Other	89	35	59
Total	**408**	**139**	**163**

1316

17) Interest expense and other financial charges

Interest expense and other financial charges amounted to 1,647 million euro (262 million euro in 1998) and included:

(in millions of euro)	Year 1999 Telecom Italia Group	Year 1999 Other companies	Year 1998
Interest payable and commissions due to suppliers and other providers of finance	95	-	
Interest expense and other charges on bonds	50	457	43
Exchange rate losses	164	29	39
Banks and others	572	280	180
Total	**881**	**766**	**262**

Specifically, interest expense, bank commissions and the other financial charges of the Telecom Italia Group, which totalled 572 million euro, are net of the state contribution of 3 percentage points on loans granted pursuant to the 1988 budget (Law no. 67 of 11 March 1988), which replace those that should have been paid by the "Cassa Depositi e Prestiti".

D) Value adjustments to financial assets

18) Revaluations

This heading mainly refers to writeups of unconsolidated equity investments accounted for using the equity method, which in 1999 totalled 242 million euro (241 million euro attributable to the Telecom Italia Group), and reversals of prior-year writedowns of 1 million euro.
In 1998, revaluations totalled 2 million euro.

19) Write-downs

This heading totalling 843 million euro includes write-downs of equity investments carried at cost following other than temporary impairments of value, writedowns of equity investments accounted for using the equity method, and writedowns of securities following other than temporary impairments of value (for securities held as fixed assets) or to reflect lower market value (for securities held as current assets); it also includes the portion of amortisation of goodwill raised at the time of purchase of equity investments valued with the equity method.

(in millions of euro)	Year 1999 Telecom Italia Group	Year 1999 Other companies	Year 1998
Equity investments	806	5	20
Financial fixed assets other than equity investments	19	-	-
Securities held as current assets, other than equity investments		13	4
Total	**825**	**18**	**24**

1317

E) Extraordinary income and charges

20) Extraordinary income

Extraordinary income in 1999 totalled 7,147 million euro, and comprised:
- 7,000 million euro of gains on disposals (of which 26 million euro relating to the Telecom Italia Group);
- 147 million euro of other income (of which 119 million euro relating to the Telecom Italia Group).

Gains on disposals totalling 7,000 million euro comprised:
- 289 million euro from the sale to Mannesmann on 19 February 1999 of a 12.4% stake in OliMan Holding B.V. (reducing Olivetti's investment in the Dutch company from 62.5% to 50.1%);
- 4,184 million euro from the sale to Mannesmann in June 1999 of a 31.5% stake in OliMan Holding B.V. (further reducing the investment from 50.1% to 18.6%);
- 2,454 million euro from the sale, also in June, of the residual stake in OliMan Holding B.V. to the company itself in a buy-back operation, and abatement of this company's share capital;
- 24 million euro from the sale of Telecom Italia shares on 29 March 1999;
- 13 million euro from the sale of Wang Laboratories Inc. shares through acceptance of the Getronics Public Tender Offer
- 26 million euro from the sale of Telecom Italia Group fixed assets and business units as part of the reorganisation of the Italtel Group;
- 5 million euro from other disposals;
- 5 million euro from the sale of the equity investment in Modinform S.p.A..

21) Extraordinary charges

Extraordinary charges amounted overall to 1,480 million euro (53 million euro in 1998) and arose from costs of 740 million euro relating to the Public Tender Offer and other non-recurring charges of 740 million euro.

Costs relating to the Public Tender Offer for Telecom Italia shares, totalling 740 million euro – as described in detail in the directors' report on operations – included 355 million euro of commissions on the 6,060 million euro bank credit line granted by bank consortia and 196 million euro in registration duty relating to the Tecnost S.p.A. and Olivetti S.p.A. share capital increases.

With regard to registration duty for share capital increases, in view of the size and nature of the charge, as from the current year this duty is charged directly against income, as illustrated in the Explanatory Notes to the consolidated financial statements.

Other extraordinary charges totalled 740 million euro and included:
- 256 million euro for charges in connection with the reduction of the workforce as a result of the reorganisation of the Telecom Italia Group (mainly Telecom Italia S.p.A. and manufacturing and installation companies);
- 187 million euro for reabsorption charges pursuant to Law no. 58/1992 of the Telecom Italia Group, accounted for prior to the acquisition and consequently reversed under the income statement heading "Telecom Italia Group pre-acquisition result";
- 29 million euro for charges sustained by Telecom Italia for the sale of 65% of Stream;



• 70 million euro for the writeoff the residual value of share-capital registration duty capitalised in previous years (of which 66 million relating to the Telecom Italia Group), following the adoption of a new accounting policy for such taxes as from the current year;
• 198 million euro for other non-recurring charges (of which 179 relating to the Telecom Italia Group).

22) Income taxes for the year

Income taxes for 1999 totalled 3,207 million euro, compared with 53 million euro in 1998.

(in millions of euro)	Year 1999	Year 1998
Total current taxes	3,605	50
Deferred (prepaid) taxes	(398)	3
Total	**3,207**	**53**

Net prepaid taxes totalling 398 million euro included 278 million euro relating to the Telecom Italia Group and 120 million euro relating to other Olivetti Group companies, of which 170 million euro relating to Tecnost S.p.A.
Particularly, this latter amount includes 553 million euro represented by the tax benefit recorded following the writedown of the Telecom Italia S.p.A. shareholding (accounted for in Tecnost S.p.A. itself's books for 2.066 billion euro and made in accordance with tax laws exclusively in order to enjoy tax benefits for which the company would not otherwise have been eligible), partially offset by deferred taxes, totalling 383 million euro, on dividends from Telecom Italia recorded as accrued (893 million euro) and on the relating tax credit (524 million euro).

Earnings per share

Year 1999 earnings per common share, computed in compliance with International Accounting Standard no. 33, were as follows:

Year 1999	Net income (in millions of euro)	Number of shares	Earnings per share (in euro)	Earnings per share (in lire)
Income for the year, wholly attributable to common shares	4,933			
Average number of common shares		3,915,482,090		
Basic EPS			**1.26**	**2,440**
Diluitive effect attributable to common shares:				
exercise of 1998-2002 warrants		128,346,601		
exercise of warrants assigned to managers		946,259		
conversion of 1998-2002 Bonds	1	69,792,953		
Total after diluition effect:				
Income attributable to common shares	4,934			
Average number of common shares		4,114,567,903		
Diluited EPS			**1.20**	**2,324**

1319

Other information

1) Legal disputes

As of 31 December 1999, the Group was involved in legal disputes. According to the Group's legal advisors, the outcome of such disputes should not adversely affect the consolidated financial position.

2) Transactions with related parties

All operations transacted by consolidated companies with related companies (defined as unconsolidated subsidiary companies and associated companies, as well as the Directors of the Parent Company and the companies in which these persons are officers or hold roles of senior responsibility) are part of normal operations and were conducted according to market conditions or in compliance with specific laws.
The main transactions with unconsolidated subsidiary companies and associated companies are illustrated below.

Main economic and financial items for the year 1999	Amounts in millions of euro	Description
Revenues from sales	557	They include principally revenues from Seat Pagine Gialle (159 million euro), Telecom Argentina (91 million euro), Stream (79 million euro) and Lottomatica (44 million euro)
Consumptions of materials and services	243	They refer principally to costs towards Seat Pagine Gialle (91 million euro), Siemens Telematica (61 million euro) and Siemens Informatica (38 million euro)
Miscellaneous income, net	26	They refer principally to payroll costs for personnel moved temporarily to some foreign subsidiaries
Interest income, net	20	They refer substantially to interest accrued on loans granted to some foreign companies
Receivables classified as financial fixed assets	151	They relate to capital contributions to joint ventures with Chinese companies and other loans to foreign invested companies
Trade receivables	421	They refere mainly to amounts due from Stream (111 million euro), Seat Pagine Gialle (62 million euro), Retevision (31 million euro), Telecom Argentina (30 million euro), Telekom Srbjia (25 million euro), Golden Lines International (18 million euro), Consorzio Cored (13 million euro) and Madritel (13 million euro)
Trade payables	321	They derive from supplies for investing and operating activities; particularly they include amounts due to Consorzio Ims (74 million euro), Siemens Informatica (60 million euro), Tecnosistemi (37 million euro), Seat Pagine Gialle (33 million euro)
Short term financial receivables	118	They include amounts due from Etecsa (30 million euro), Stream (29 million euro) and Telekom Srbjia (19 million euro)
Other liabilities	358	They include mainly the amounts due to Solpart (186 million euro) and Astrolink (166 million euro) for arrears of subscribed capital
Capital expenditure in tangible and intangible fixed assets	639	They refer principally to the purchases from Italtel for the period from January to October during the which the company was consolidated on proportional basis at 50% (389 million euro), from Consorzio Ims (96 million euro) and from Siemens Informatica (79 million euro)


1329

3) Emoluments payable to Parent Company Directors and Statutory Auditors

Emoluments payable to Parent Company Directors and Statutory Auditors for 1999, including remuneration for services provided to other consolidated companies, totalled 3,366,479 euro and 307,776 euro respectively.

4) Supplementary statements

In order to provide a clearer and more complete representation of the consolidated financial situation as of 31 December 1999 and of the consolidated result for 1999, the following exhibits are provided:
a) statement of changes in consolidated financial position;
b) statement of changes in consolidated shareholders' equity;
c) reclassified statement of income,
d) list of companies included in the consolidated financial statements as of 31 December 1999 and of equity investments, pursuant to articles 38 and 39 of Legislative Decree no. 127/1991.

Olivetti Group

Statement of Changes in Consolidated Financial Position

(in millions of euro)	Year 1999
A. *Short term net financial resources (indebtedness) at the beginning of the year*	**747**
B. Cash flow from operating activities (*)	
Net income for the year (including minority interests)	6,084
Depreciation and amortization	3,298
Losses (gains) from disposal of fixed assets	(6,931)
Writedowns of fixed assets, net	414
Net change of the operating working capital	(670)
Net change of the Reserve for severance indemnities	(2)
Exchange differences and other changes	3,024
	5,217
C. *Changes in the consolidation area due to:*	
Telecom Italia Group:	
- portion of net assets acquired, attributable to Olivetti	(5,966)
- short-term net financial indebtedness at 30 June 1999 acquired	(1,305)
Short-term net financial indebtedness of companies disposed of	431
	(6,840)
D. Cash flow from investing activivies	
Fixed assets	
- Intangible:	(27,628)
consolidation goodwill following the Telecom Italia Public Tender Offer	(25,534)
consolidation goodwill on Telecom Italia shares acquired after the Tender Offer	(1,026)
other intangible assets	(1,068)
- Tangible	(2,405)
- Financial	(718)
Selling price (or reibursement value) of fixed assets	7,824
	(22,927)
E. Cash flow from financing activities	
New loans	18,206
Capital increases	3,228
Grants related to assets	6
Early repayments of debt and transfer of current portion of long-term debt to short-term liabilities	(754)
	20,686
F. Cash flow of the period (B+C+D+E)	**(3,864)**
G. Short-term net financial resources (indebtedness) at the end of the year (A+F)	**(3,117)**

(*) Amounts relating to the second half of the year of the Telecom Italia Group

1322

Statement of Changes in Consolidation Shareholders Equity

(in millions of euro)	Share capital	Parent Company share capital increase to be registered	Parent Company additional paid-in capital	Parent Company additional paid-in capital in respect of share capital increase to be registered
Balance as of 31 December 1997	**1,215**			
Allocation of 1997 net income				
Capital increase resolved by the Boards of Directors on 29 September 1997 in accordance with the powers granted by the Extraordinary Shareholders' Meeting held on 12 May 1994	173			
Capital increase resolved by the Boards of Directors' meeting held on 18 February 1998 *in accordance with the powers granted by the Extraordinary Shareholders'* Meeting held on 29 April 1993	4			
Conversion of 71,779,425 "Olivetti 7.50% 1993-1999" bonds at the ratio of 16 new shares (with a nominal value of lire 1,000 each) every 25 bonds of the same nominal value	24		14	
Conversion fo 162,862,682 "Olivetti 1998-2002" bonds	84			
Exercise of "Common shares Olivetti 1998-2002 warrants"	5			
Conversion of 58,513,375 "Olivetti 7.50% 1993-1999" bonds at the ratio of 16 new shares (with a nominal value of lire 1,000 each) every 25 bonds with the *same nominal value*		19		10
Conversion of 4,874,755 "Olivetti 1998-2002 f.r." bonds		3		
Translation adjustments				
Other movements				
Net income for the year 1998				
Balance as of 31 December 1998	**1,505**	**22**	**14**	**10**
Allocation of 1998 income				
Capital increase resolved by the Board of Director on 7 April 1999 in accordance with the powers granted by the Extraordinary Shareholders' Meeting held on the same date	774		2,243	
Conversion of 82,881,655 "Olivetti 1998-2002 f.r. bonds"	43			
Exercise of "Olivetti common shares 1998-2002 warrants"	140			
Capital increase resolved by the Board of Directors on 18 February 1998 in accordance with the powers granted by the Extraordinary Shareholders' Meeting held on 29 April 1993	6			
Conversion of 58,513,375 "Olivetti 7.50% 1993-1999 bonds" at the ratio of 16 new shares (with a nominal value of lire 1,000 each) every 25 bonds of the same nominal value	19	(19)	10	(10)
Conversion of 847.233 "Olivetti 1998-2002 f.r. bonds"		(3)		
Capital increase resolved by the Board of Directors held on 8 June 1999 in accordance with the powers granted by the Extraordinary Shareholders' Meeting held on 7 April 1999		11		15
Translation adjustments				
Other movements				
Net income for the year 1999				
Balance as of 31 December 1999	**2,487**	**11**	**2,267**	**15**



Reserve to treasury stock	Cumulative translation adjustments	Sundry reserve	Retained earnings (accumulated losses)	Group net result of the year	Group shareholders' equity
2	**(33)**	**(245)**	**(105)**	**8**	**842**
			8	(8)	0
					173
					4
					38
					84
					5
					29
					3
	(37)				(37)
	(8)				(8)
				128	128
2	**(70)**	**(253)**	**(97)**	**128**	**1,261**
			128	(128)	0
					3,017
					43
					140
					6
					0
					(3)
					26
	(22)				(22)
		142			142
				4,939	4,939
2	**(92)**	**(111)**	**31**	**4,939**	**9,549**

Reclassified Statement of Income

(in millions of euro)	Year 1999 Total	%	of which: Telecom Italia Group (*)	%	Year 1998	%
Net revenues	28,207	100.0	27,104	100.0	3,702	100.0
Operating costs, net:						
Labour	(5,194)	(18.4)	(4,951)	(18.2)	(525)	(14.2)
Materials and services	(10,843)	(38.4)	(9,947)	(36.7)	(2,374)	(64.1)
R&D grants	22	0.1	20	0.1	7	0.2
Depreciation of tangible assets	(4,393)	(15.6)	(4,351)	(16.1)	(231)	(6.2)
Amortization of intangible assets:						
Consolidation goodwill	(698)	(2.5)	(56)	(0.2)	(22)	(0.6)
Others	(927)	(3.3)	(886)	(3.3)	(204)	(5.6)
Provisions for writedowns and risks	(653)	(2.3)	(537)	(2.0)	(104)	(2.8)
Other income, net	79	0.3	83	0.3	12	0.3
Result before non recurring income and charges, interest and taxes	**5,600**	**19.9**	**6,479**	**23.9**	**261**	**7.0**
Non recurring income						
Gains on disposals and other non recurring income (**)	7,149	25.3	145	0.5	554	15.0
Non recurring costs						
Tender Offer costs	(740)	(2.6)				
Losses on disposals and other non recurring charges (**)	(1,028)	(3.6)	(718)	(2.6)	(228)	(6.2)
EBIT	**10,981**	**39.0**	**5,906**	**21.8**	**587**	**15.8**
Interest payable and other financial charges, net	(149)	(0.5)	(302)	(1.1)	(76)	(2.0)
Exchange rate differences, net	(30)	(0.1)	(24)	(0.1)	(4)	(0.1)
Value adjustments to financial assets	(600)	(2.2)	(584)	(2.2)	(22)	(0.6)
Result before taxes and minority interests	**10,202**	**36.2**	**4,996**	**18.4**	**485**	**13.1**
Taxes	(3,207)	(11.4)	(2,606)	(9.6)	(53)	(1.4)
Telecom Italia Group pre-acquisition income	(911)	(3.2)	(911)	(3.4)		
Minority interests	(1,145)	(4.1)	(1,270)	(4.7)	(304)	(8.2)
Net result for the year	**4,939**	**17.5**	**209**	**0.7**	**128**	**3.5**

(*) amounts restated for consolidation purposes in the Olivetti Group

(**) the amounts concerning the Telecom Italia Group in the consolidated accounts of this latter have been classified as extraordinary items

1325

List of companies included in the consolidated financial statements as of 31 December 1999 and equity investments, pursuant to articles 38 and 39, Italian Legislative Decree no. 127/1991

Equity investments as of December 31, 1999				Direct investors as of December 31, 1999	
Company name	Registered office	Currency	Share capital	%	Company name
COMPANIES CONSOLIDATED ON A LINE-BY-LINE BASIS					
Parent company					
Olivetti S.p.A.		LIT	4,815,238,805,000		
Finance companies					
Olivetti Finanziaria Industriale (O.F.I.) S.p.A.	(Italy)	LIT	113,000,000,000	100.00	Olivetti S.p.A.
Olivetti Holding B.V.	(Netherlands)	EUR	15,882,754	100.00	Olivetti Holding NV
Olivetti International (Service) S.A.	(Switzerland)	FSV	50,000	100.00	Olivetti International S.A.
Olivetti International N.V.	(Neth. Antilles)	EUR	3,000,000	100.00	Olivetti International S.A.
Olivetti International S.A.	Luxembourg	EUR	500,000,000	100.00	Olivetti S.p.A.
Olivetti Systems & Services UK Ltd.	(Great Britain)	LGS	47,180,759	100.00	Olivetti Holding B.V.
Olivetti Telemedia Investment B.V.	(Netherlands)	EUR	24,957,900	100.00	Olivetti Holding B.V.
Promociones Actividades Comerciales Rap S.A.	(Spain)	PTS	120,000,000	90.00	Olivetti Holding B.V.
				10.00	Olivetti International S.A.
Redgate Olivetti Communications B.V.	(Netherlands)	HFL	100,000	81.00	Olivetti Telemedia Investment B.V.
Risk Management S.A.	Panama	$USA	100,000	100.00	Olivetti International S.A.
				1.00	Olivetti International S.A.
Olivetti Lexikon Group					
Olivetti Lexikon S.p.A.	(Italy)	LIT	558,000,000,000	100.00	Olivetti S.p.A.
O.L.A.T. Associates S.A.	Panama	$USA	10,000	100.00	Olivetti Lexikon International B.V.
OCD S.A.	(Switzerland)	FSV	100,000	99.60	Olivetti Lexikon S.p.A.
Olivetti Argentina S.A.C.é I.	(Argentina)	PSA	7,590,000	100.00	Olivetti Lexikon International B.V.
Olivetti Colombiana S.A.	(Columbia)	PSC	3,079,878,100	90.53	Olivetti Lexikon International B.V.
				9.46	Olivetti Eit S.A.
				0.01	O.L.A.T. Associates S.A.
Olivetti de Chile S.A.	(Chile)	PCL	2,236,200,350	99.69	Olivetti Lexikon International B.V.
				0.31	O.L.A.T. Associates S.A.
Olivetti de Puerto Rico, Inc.	(Porto Rico)	$USA	1,000	100.00	Olivetti Lexikon International B.V.
Olivetti de Venezuela	(Venezuela)	BOL	150,000,000	100.00	Olivetti International Caracas S.A.
Olivetti do Brasil S.A.	(Brazil)	REA	111,660,625	84.26	Olivetti Lexikon International B.V.
				3.36	Olivetti Mexicana S.A.
				2.00	Olivetti Argentina S.A.C. e I.
				10.38	Olivetti de Chile S.A.
Olivetti EIT S.A.	(Switzerland)	FSV	100,000	100.00	Olivetti Lexikon International B.V.
Olivetti Escritorio S.A.	(Portugal)	ESP	55,000,000	95.00	Olivetti Lexikon International B.V.
Olivetti International Caracas S.A.	(Venezuela)	BOL	300,000,000	100.00	Olivetti Lexikon International B.V.
Olivetti Lexikon (H.K.) Ltd.	(China)	$HK	100,000	100.00	Olivetti Lexikon International B.V.
Olivetti Lexikon Africa (Pty)	(South Africa)	RAN	600	100.00	Olivetti Lexikon International B.V.
Olivetti Lexikon Austria GmbH	(Austria)	SCA	500,000	100.00	Olivetti Lexikon International B.V.
Olivetti Lexikon Benelux S.A.	(Belgium)	FB	120,000,000	99.99	Olivetti Lexikon International B.V.
Olivetti Lexikon Deutschland GmbH	(Germany)	DM	50,000,000	100.00	Olivetti Lexikon International B.V.
Olivetti Lexikon España S.A.	(Spain)	PTS	204,544,000	99.99	Olivetti Lexikon International B.V.
Olivetti Lexikon France S.A.	(France)	FF	14,500,000	99.99	Olivetti Lexikon International B.V.
Olivetti Lexikon International B.V.	(Netherlands)	EUR	5,024,706	100.00	Olivetti Lexikon S.p.A.
Olivetti Lexikon Mexicana S.A. de C.V.	(Mexico)	PSM	113,004,180	100.00	Olivetti Lexikon International B.V.
Olivetti Lexikon Nederland B.V.	(Netherlands)	HFL	40,000	100.00	Olivetti Lexikon Benelux S.A.
Olivetti Lexikon Nordic AB	(Sweden)	KS	10,100,000	100.00	Olivetti Lexikon International B.V.
Olivetti Lexikon Suisse S.A.	(Switzerland)	FSV	1,000,000	100.00	Olivetti Lexikon International B.V.
Olivetti Lexikon U.K. Ltd.	(Great Britain)	LGS	6,295,712	100.00	Olivetti Lexikon International B.V.
Olivetti Management S.A.	(Switzerland)	FSV	50,000	100.00	Olivetti Lexikon International B.V.
Olivetti Mexicana S.A.	(Mexico)	PSM	160,563,863	99.99	Olivetti Lexikon International B.V.
				0.01	O.L.A.T.Associates S.A.

1326

Equity investments as of December 31, 1999				Direct investors as of December 31, 1999	
Company name	Registered office	Currency	Share capital	%	Company name
Olivetti Office U.S.A. Inc.	(U.S.A.)	$USA	1,176	100.00	Olivetti Lexikon International B.V.
Olivetti Peruana S.A.	(Peru)	SOL	4,250,719	99.67	Olivetti Lexikon International B.V.
				0.33	O.L.A.T.Associates S.A.
Olivetti Sistema e Servicos Limitadas	(Brazil)	REA	410,000	99.98	Olivetti do Brasil S.A.
				0.02	Olivetti da Amazonia Ind. e Com.
Olivetti Techcenter S.p.A.	(Italy)	LIT	35,700,000,000	65.00	Olivetti Lexikon S.p.A.
Olivetti-Canon Industriale S.p.A.	(Italy)	LIT	9,800,000,000	50.01	Olivetti Lexikon S.p.A.
Specialised IT systems Group					
Tecnost Sistemi S.p.A.	(Italy)	LIT	180,000,000,000	100.00	Tecnost S.p.A.
Consorzio Mael	(Italy)	LIT	100,000,000	60.00	Tecnost Sistemi S.p.A.
				40.00	Tiemme Sistemi S.r.l.
Tecnost France S.A.	(France)	FF	2,200,000	99.97	Tecnost Sistemi S.p.A.
Tecnost Systemelektronic GmbH	(Germany)	DM	500,000	100.00	Tecnost Sistemi S.p.A.
Tecnost U.K. Ltd.	(Great Britain)	LGS	100,000	99.99	Tecnost Sistemi S.p.A.
Thema S.pP.A.	(Italy)	LIT	2,613,636,000	100.00	Tecnost Sistemi S.p.A.
Tiemme Sistemi S.r.l.	(Italy)	LIT	2,000,000,000	100.00	Tecnost Sistemi S.p.A.
Tiesse S.c.p.A.	(Italy)	LIT	200,000,000	31.00	Tecnost Sistemi S.p.A.
				19.00	Tiemme Sistemi S.r.l.
				12.00	Thema S.p.A.
Telemedia Applicazioni S.p.A.	(Italy)	LIT	3,000,000,000	100.00	Olivetti S.p.A.
Real estate and services companies					
E.S.T. - Erogazione Servizi e Tecnologie S.p.A.	(Italy)	LIT	1,200,000,000	90.00	Olivetti Multiservice S.p.A.
Multiservices Gestioni S.p.A.	(Italy)	LIT	3,000,000,000	100.00	Olivetti Multiservice S.p.A.
O&B Costruzioni Generali S.r.l.	(Italy)	EUR	100,000	50.10	Olivetti Multiservice S.p.A.
Olivetti Multiservices S.p.A.	(Italy)	LIT	331,319,000,000	100.00	Olivetti S.p.A.
Olivetti Systems Technology Co.	(Japan)	YEN	100,000,000	100.00	Olivetti International S.A.
Ruf Gestion S.a.r.l.	(France)	FF	50,000	99.00	Olivetti Holding B.V.
				1.00	Olivetti International S.A.
O.I.S. Group					
O.I.S. S.p.A.	(Italy)	LIT	60,000,000,000	100.00	Olivetti Finanziaria Industriale S.p.A.
OiS Com Consorzio	(Italy)	LIT	218,000,000	91.96	O.I.S. S.p.A.
Olivetti Sanità S.p.A.	(Italy)	LIT	9,000,000,000	100.00	O.I.S. S.p.A.
Omnilab S.r.l.	(Italy)	LIT	20,000,000	51.00	Olivetti Sanità S.p.A.
Osan Adriatica S.r.l.	(Italy)	LIT	20,000,000	52.00	Olivetti Sanità S.p.A.
O. San. Lombardia S.r.l.	(Italy)	LIT	20,000,000	51.00	Olivetti Sanità S.p.A.
Real Time Systems S.r.l.	(Italy)	LIT	99,000,000	100.00	Olivetti Sanità S.p.A.
Tecnost Group					
Tecnost S.p.A.	(Italy)	LIT	2,942,755,339,000	69.69	Olivetti S.p.A.
				3.22	Olivetti International S.A
Telecom Italia S.p.A. (*)	(Italy)	LIT	7,426,157,226,000	54.78	Tecnost S.p.A.
				0.17	Tecnost International N.V.
Olteco-Fin S.p.A.	(Italy)	LIT	50,000,000,000	100.00	Tecnost S.p.A.
Tecnost International Finance N.V.	(Neth. Antilles)	EUR	3,000,000	100.00	Tecnost International N.V.
Tecnost International N.V.	(Netherlands)	EUR	46,928,374	100.00	Tecnost S.p.A.

Equity investments as of December 31, 1999				Direct investors as of December 31, 1999	
Company name	Registered office	Currency	Share capital	%	Company name
EQUITY INVESTMENTS IN SUBSIDIARY AND ASSOCIATED COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD					
Subsidiary Companies					
Multidata S/A Eletronica Industria e Comercio	(Brazil)	REAL	5,430,129	60.00	Olivetti do Brasil S.A.
Olivetti da Amazonia Ind. e Com.	(Brazil)	REAL	361,000	99.72	Olivetti do Brasil S.A.
				0.28	Olivetti Sistema e Servicos Limitadas
Olivetti Electronik Sanayi Ve Ticaret A.S.	(Turkey)	L.T.	5,000,000,000	100.00	Olivetti Holding B.V.
P.I.T. S.c.r.l.	(Italy)	LIT	50,000,000	100.00	E.S.T. - Erogazione Servizi e Tecnologie S.p.A.
Associated Companies					
Eustema S.p.A.	(Italy)	LIT	600,000,000	34.00	Olivetti S.p.A.
OTHER EQUITY INVESTMENTS IN SUBSIDIARY AND ASSOCIATED COMPANIES					
Subsidiary Companies					
Armadora de Tepeaca S.A. (Atsa)	(Mexico)	PSM	2,000	52.00	Olivetti Mexicana S.A.
Ensambladora Tlaxcalteca S.A. (Etsa)	(Mexico)	PSM	2,000	99.98	Olivetti Lexikon Mexicana S.A. de C.V.
Fabrica Olivetti Mexicana S.A. de C.V.	(Mexico)	PSM	40,000	99.90	Iepro S.A.
				0.03	Armadora de Tepeaca S.A. (Atsa)
				0.03	Servicio de Informatica de Oficina (Siosa) SA
Hermes Precisa S.A.	(Brazil)	REA	5,135,417	100.00	Olivetti Lexikon International B.V.
Iepro S.A.	(Mexico)	PSM	120,000	95.00	Olivetti Mexicana S.A.
				5.00	Olivetti Lexikon International B.V.
Jetech S.p.A.	(Italy)	EUR	1,500,000	51.00	Olivetti Lexikon S.p.A.
O. San. Sud S.r.l.	(Italy)	LIT	20,000,000	51.00	Olivetti Sanità S.p.A.
Oliweb S.p.A.	(Italy)	LIT	200,000,000	100.00	Olivetti Lexikon S.p.A.
P.S.O. Punto Servizio Olivetti S.c.p.A.	(Italy)	LIT	1,000,000,000	90.60	Olivetti Lexikon S.p.A.
Servicio de Informatica de Oficina (Siosa) SA	(Mexico)	PSM	4,000	98.00	Olivetti Mexicana S.A.
Associated Companies					
Eurofly S.p.A.	(Italy)	LIT	7,200,000,000	45.00	Olivetti S.p.A.
Health Information Management S.A.	(Belgium)	FB	2,502,500	24.98	Olivetti Sanità S.p.A.
In.Va S.p.A.	(Italy)	LIT	1,000,000,000	40.00	Olivetti S.p.A.
International Information Services	(Russia)	RUB	1,000,000	50.00	Olivetti Holding B.V.
Istituto R.T.M. S.p.A.	(Italy)	LIT	3,339,000,000	38.93	Olivetti S.p.A.
Olivetti-Energodata D.O.O.	(Serbia)	DIN	5,163,200	50.00	Olivetti Holding B.V.
Penta Service S.p.A.	(Italy)	LIT	1,000,000,000	40.84	Olivetti Lexikon S.p.A.
Sago S.p.A.	(Italy)	LIT	850,000,000	24.95	Olivetti Sanità S.p.A.
Servizi Integrati S.p.A.	(Italy)	LIT	2,500,000,000	30.00	Olivetti Finanziaria Industriale S.p.A.
Sintra S.p.A.	(Italy)	LIT	400,000,000	49.00	O.I.S. S.p.A.
Sir Service S.r.l.	(Italy)	LIT	99,000,000	24.50	O.I.S. S.p.A.
Sirfin S.p.A.	(Italy)	LIT	779,000,000	24.33	O.I.S. S.p.A.
Telerete Nordest S.c.a.r.l.	(Italy)	LIT	800,000,000	43.50	O.I.S. S.p.A.
Top Service S.p.A.	(Italy)	LIT	1,000,000,000	45.00	Olivetti Lexikon S.p.A.
Consortia Associated Companies					
Consorzio per il Distretto Tecnologico del Canavese	(Italy)	LIT	852,000,000	26.53	Olivetti S.p.A.
Consorzio Publigest	(Italy)	LIT	190,000,000	31.58	O.I.S. S.p.A.
Consorzio Se.Tel.Sud	(Italy)	LIT	9,000,000	33.33	Olivetti S.p.A.

1328

Equity investments as of December 31, 1999				Direct investors as of December 31, 1999	
Company name	Registered office	Currency	Share capital	%	Company name
EQUITY INVESTMENTS IN OTHER COMPANIES					
Abruzzo Informatica S.p.A.	(Italy)	LIT	2,768,790,500	0.57	O.I.S. S.p.A.
Arm Holdings Plc	(Great Britain)	LSG	473,499	0.34	Olivetti Telemedia Investment B.V.
Azienda Esercizio Gas S.A.R.L.	(Italy)	LIT	1,599,260,000	0.24	Olivetti S.p.A.
Bioindustry Park Canavese S.r.l.	(Italy)	LIT	8,134,800,000	1.23	Olivetti S.p.A.
Cisi Campania S.p.A.	(Italy)	LIT	5,000,000,000	8.00	E.S.T. - Erogazione Servizi e Tecnologie S.p.A.
Docunet Inc.	(U.S.A.)	$US	9,732,600	0.18	Olivetti Holding N.V.
Eurofly Service S.p.A.	(Italy)	LIT	2,375,000,000	16.33	Olivetti S.p.A.
Fin.Priv S.r.l.	(Italy)	LIT	20,000,000	12.50	Olivetti S.p.A.
Finsiel S.p.A. (**)	(Italy)	LIT	116,132,400,000	1.58	Olivetti S.p.A.
Fornara - Società Finanziaria e di Partecipazioni S.p.A.	(Italy)	LIT	201,445,000,000	0.01	Olivetti Finanziaria Industriale S.p.A.
Funivie del Piccolo S. Bernardo S.p.A.	(Italy)	LIT	7,370,734,000	0.01	Olivetti S.p.A.
Istud S.p.A.	(Italy)	LIT	2,200,000,000	0.68	Olivetti S.p.A.
L.S.I. S.r.l.	(Italy)	LIT	95,000,000	10.00	O.I.S. S.p.A.
Lottomatica S.p.A. (**)	(Italy)	LIT	53,000,000,000	18.00	Olivetti S.p.A.
				1.50	Tecnost S.p.A.
Mediobanca S.p.A.	(Italy)	LIT	594,664,359,000	1.60	Olivetti S.p.A.
Monterosa S.p.A.	(Italy)	LIT	32,538,176,000	0.13	Olivetti S.p.A.
Nomisma S.p.A.	(Italy)	LIT	8,100,000,000	0.08	Olivetti Finanziaria Industriale S.p.A.
Parfin S.p.A.	(Italy)	LIT	120,000,000,000	0.41	Olivetti S.p.A.
Pegasus Group Plc	(Great Britain)	LGS	139,884	0.68	Olivetti Holding B.V.
Piedmont International S.A.	Luxembourg	$US	9,192,500	11.92	Olivetti International S.A.
Pila S.p.A.	(Italy)	LIT	9,850,000,000	0.15	Olivetti S.p.A.
Rete Telematica Piemontese S.p.A.	(Italy)	LIT	2,890,272,000	16.52	Olivetti Sanità S.p.A.
Revisione S.r.l.	(Italy)	LIT	60,000,000	5.00	Olivetti Finanziaria Industriale S.p.A.
S.A.G.I.T. S.p.A.	(Italy)	LIT	1,938,955,000	0.21	Olivetti S.p.A.
S.F.C. S.C.P.A.	(Italy)	LIT	285,000,000	0.35	E.S.T. - Erogazione Servizi E Tecnologie S.p.A.
Servizi Portuali Ismar S.r.l.	(Italy)	LIT	200,000,000	1.50	O.I.S. S.p.A.
Sistemi Servizi Telematici Porto di Genova S.p.A.	(Italy)	LIT	4,000,000,000	0.02	O.I.S. S.p.A.
Spa Ricerche & Education S.r.l.	(Italy)	LIT	1,500,000,000	4.00	*Olivetti Finanziaria Industriale S.p.A.*
Telemedia Systems Ltd	(Great Britain)	LGS	226,943	14.69	Olivetti Telemedia Investment B.V.
Veron S.p.A.	(Italy)	LIT	1,000,000,000	17.63	Olivetti Finanziaria Industriale S.p.A.
Virata Corporation	(U.S.A.)	$US	20,222	8.25	Olivetti Telemedia Investment B.V.
X/Open Inc.	(Great Britain)	LGS	11	9.09	Olivetti S.p.A.
Consortia					
Consorzio ST	(Italy)	LIT	200,000,000	7.40	Tecnost S.p.A.
Consorzio Sespim	(Italy)	LIT	1,700,000,000	16.50	O.I.S. S.p.A.
Cositer - Consorzio	(Italy)	LIT	111,304,000	11.11	O.I.S. S.p.A.
Corep - Consorzio	(Italy)	LIT	1,220,092,877	12.29	Olivetti S.p.A.
Piano Telematico Siciliano - Consorzio	(Italy)	LIT	200,000,000	6.00	O.I.S. S.p.A.

Note: This prospect does not include companies in winding-up, dormant companies and those intended to be disposed of to third parties.

(*) Equity investments held by Telecom Italia S.p.A. and included in the Exibits of Telecom Italia itself's financial statements are reported in the following pages.

(**) Equity investments held also by Telecom Italia Group companies.

1329

Equity investments as of December 31, 1999				Direct investors as of December 31, 1999	
Company name	*Registered office*	*Currency*	*Share capital*	*%*	*Company name*
TELECOM ITALIA GROUP					
COMPANIES CONSOLIDATED ON A LINE-BY-LINE BASIS					
Fixed telecommunications Italy					
Path.Net S.p.A.	(Italy)	LIT	50,000,000,000	99.99	Telecom Italia
				0.01	Sodalia
Mobile telecommunications Italy					
Telecom Italia Mobile S.p.A.	(Italy)	LIT	794,264,870,066	60.05	Telecom Italia
Satellite telecommunications					
Com.Star S.r.l.	(Italy)	LIT	50,000,000	80.00	Telespazio
Ctm - Centro di Telerilevamento Mediterraneo S.C.P.A.	(Italy)	LIT	3,500,000,000	51.00	Telespazio
Damos Sudamerica S.A.	(Brazil)	REA	12,000,000	63.99	Telespazio
				4.01	Entel Chile
Eurimage S.p.A.	(Italy)	LIT	8,600,000,000	51.00	Telespazio
European Company for Mobile Communication Operations B.V.	(Netherlands)	EUR	45,500	100.00	European Company for Mobile Comm. Serv.
European Company for Mobile Communication Services B.V.	(Netherlands)	EUR	15,463,572	69.44	Telespazio
Finsatel S.r.l.	(Italy)	LIT	266,000,000	100.00	Telespazio
Iridium Italia S.p.A.	(Italy)	LIT	210,000,000,000	30.00	Telecom Italia
				35.00	Telecom Italia Mobile
				35.00	Telespazio
Teleo S.p.A.	(Italy)	LIT	6,100,000,000	100.00	Telespazio
Telespazio Ireland Ltd	(Irland)	EUR	1	100.00	Telespazio
Telespazio Luxembourg Holding S.A.	Luxembourg	FLUX	1,250,000	100.00	Telespazio
Telespazio S.p.A.	(Italy)	LIT	184,000,000,000	100.00	Telecom Italia
International Telecommunications					
9 Telecom Reseau s.a.s.	(France)	FF	2,033,276,800	90.00	Stet International Netherlands
				1.64	Tmi Telemedia Int. Ltd
Bitel Participacoes S.A.	(Brazil)	REA	938,029,250	99.99	Stet Mobile Holding
				0.01	Trustees
Ctmr Celular S.A.	(Brazil)	REA	21,251,912	81.32	Tele Celular Sul
Datacom S.A.	(Bolivia)	BOL	21,746,600	70.00	Entel Bolivia
Entel Empresa Nacional de Telecomunicaciones S.A.	(Bolivia)	BOL	1,280,898,800	50.00	Eti
Eti Euro Telecom International N.V.	(Netherlands)	FOL	100,100	100.00	Ich
Euro Datacom Ltd	(Great Britain)	LST	306,666	100.00	Tmi Telemedia Int. Ltd
Golden Netherlands N.V.	(Netherlands)	FOL	200,000	95.00	Telecom Italia
				5.00	Stet International Netherlands
Ich - International Communication Holding N.V.	(Netherlands)	FOL	100,000	100.00	Stet International Netherlands
Indian Telecommunication Holding B.V.	(Netherlands)	FOL	22,000,000	100.00	Stet International Netherlands
Intelcom San Marino S.p.A.	Republic of San Marino	LIT	3,000,000,000	70.00	Stet International Netherlands
Intelectus Business Comunication de Espana S.A.	(Spain)	PTS	350,000,000	100.00	Tmi Telemedia Int. Ltd
Stet France S.A.	(France)	FF	6,000,000	99.99	Stet International Netherlands
				0.01	Trustees
Stet Hellas Telecommunications S.A.	(Greece)	DCM	36,300,000,000	58.14	Stet Mobile Holding
Stet International Netherlands N.V.	(Netherlands)	FOL	996,381,900	58.82	Stet International
				41.18	Telecom Italia
Stet International S.p.A.	(Italy)	LIT	1,717,000,000,000	88.00	Telecom Italia
				12.00	Telecom Italia Mobile

1330

Equity investments as of December 31, 1999				Direct investors as of December 31, 1999	
Company name	Registered office	Currency	Share capital	%	Company name
Stet Mobile Holding N.V.	(Netherlands)	FOL	321,898,300	12.19	Telecom Italia
				49.00	Telecom Italia Mobile
				38.81	Stet International
Telasa Celular S.A.	(Brazil)	REA	30,255,834	97.39	Tele Nordeste Celular
Tele Celular Sul Participacoes S.A.	(Brazil)	REA	175,872,361	51.79	Bitel
Telecearà Celular S.A.	(Brazil)	REA	87,049,906	85.28	Tele Nordeste Celular
Tele Nordeste Celular Participacoes S.A.	(Brazil)	REA	108,942,588	51.79	Bitel
Telecom Italia do Brasil S/C Ltda	(Brazil)	REA	2,699,758	99.99	Telecom Italia
				0.01	Trustees
Telecom Italia of North America Inc.	(U.S.A.)	$US	5,550,000	100.00	Telecom Italia
Telecom Media International Italy-Canada Inc.	(Canada)	$CA	952,100	100.00	Tmi Telemedia Int. Ltd
Telemedia International Usa Inc.	(U.S.A.)	$US	22,600,000	100.00	Tmi Telemedia Int. Ltd
Telepisa Celular S.A.	(Brazil)	REA	22,775,024	97.88	Tele Nordeste Celular
Telepolis Services of Mobile Telephony S.A.	(Greece)	DCM	500,000,000	4.17	Stet Hellas
Telern Celular S.A.	(Brazil)	REA	42,823,492	92.57	Tele Nordeste Celular
Telpa Celular S.A.	(Brazil)	REA	42,268,921	95.08	Tele Nordeste Celular
Telepar Celular S.A.	(Brazil)	REA	214,880,019	81.98	Tele Celular Sul
Telpe Celular S.A.	(Brazil)	REA	108,688,265	95.06	Tele Nordeste Celular
Telesc Celular S.A.	(Brazil)	REA	240,625,505	91.40	Tele Celular Sul
Tmi - Hungary Trading and Services Ltd	(Hungary)	HOF	1,000,000	100.00	Tmi Telemedia Int. Ltd
Tmi Telemedia International do Brasil Ltda	(Brazil)	REA	2,443,217	99.99	Tmi Telemedia Int. Ltd
Tmi Telemedia International Hong Kong Ltd	Hong Kong	$HK	151,200,000	99.99	Tmi Telemedia Int. Ltd
				0.01	Telemedia Int. Usa
Tmi Telemedia International Italia S.p.A.	(Italy)	LIT	167,528,000,000	100.00	Telecom Italia
Tmi Telemedia International Ltd	(Great Britain)	$US	265,056,728	100.00	Tmi Telemedia Internat. Luxembourg
Tmi Telemedia International Luxembourg S.A.	Luxembourg	FLUX	3,313,950,000	99.99	Tmi Telemedia International Italia
				0.01	Trustees
Tmi Telemedia International Netherlands B.V.	(Netherlands)	FOL	40,000	100.00	Tmi Telemedia International Italia
U-Mobil B.V.	(Netherlands)	FOL	71,040,000	100.00	Stet Mobile Holding
Information Technology					
Aska S.r.l.	(Italy)	LIT	20,000,000	60.00	Consiel
Aspasiel S.r.l.	(Italy)	LIT	500,000,000	50.00	Finsiel
Banksiel - Società di Informatica e Organizzazione P.A.	(Italy)	LIT	20,000,000,000	55.50	Finsiel
Bisiel - Banca e Impresa Sistemi Elettronici S.p.A.	(Italy)	LIT	8,000,000,000	51.00	Banksiel
Carisiel Sistemi Informativi Elettronici per il Settore Creditizio e Finanziario S.p.A.	(Italy)	LIT	1,490,000,000	2.00	Finsiel
				49.00	Banksiel
Comitsiel S.p.A.	(Italy)	LIT	4,000,000,000	70.00	Banksiel
Consiel - Società di Management Consulting e Formazione P.A.	(Italy)	LIT	9,900,000,000	79.50	Finsiel
Ditel Engineering S.r.l.	(Italy)	LIT	20,000,000	99.00	Metis
Eis - Elettronica Ingegneria Sistemi S.p.A.	(Italy)	LIT	10,000,000,000	87.81	Finsiel
Finsiel - Consulenza e Applicazioni Informatiche S.p.A.	(Italy)	LIT	116,132,400,000	77.19	Telecom Italia
				0.63	Sogei
Finsiel do Brasil Ltda	(Brazil)	REA	222,223	90.00	Finsiel
				9.99	Consiel
				0.01	Trustees
Finsiel Hellas S.A.	(Greece)	DCM	230,000,000	51.00	Finsiel
Finsiel Romania S.r.l.	(Romania)	LEI	11,841,500,000	90.53	Finsiel
Hiteco Consultants S.r.l.	(Italy)	LIT	50,000,000	60.00	Consiel
Insiel - Informatica per il Sistema degli Enti Locali S.p.A.	(Italy)	LIT	15,000,000,000	52.00	Finsiel
Intersiel - Società Interregionale Sistemi Informativi Elettronici S.p.A.	(Italy)	LIT	2,000,000,000	100.00	Finsiel
Jmac Consiel S.p.A.	(Italy)	LIT	300,000,000	45.00	Consiel
Krenesiel S.p.A. - Società Sarda di Informatica	(Italy)	LIT	5,000,000,000	41.00	Finsiel
				10.00	Insiel

1335

Equity investments as of December 31, 1999				Direct investors as of December 31, 1999	
Company name	Registered office	Currency	Share capital	%	Company name
Logicasiel S.p.A.	(Italy)	LIT	1,363,640,000	55.00	Finsiel
Metis S.p.A.	(Italy)	LIT	300,000,000	100.00	Consiel
Netsiel - Networks Produttivi per Sistemi Informativi Elettronici S.p.A.	(Italy)	LIT	39,500,000,000	100.00	Finsiel
Sibisiel - Società di Informatica per la Banca e l'impresa S.p.A.	(Italy)	LIT	2,000,000,000	51.00	Banksiel
				9.80	Sibisiel
Sintesiel S.r.l.	(Italy)	LIT	250,000,000	88.00	Finsiel
Sogei - Società Generale s'informatica S.p.A.	(Italy)	LIT	20,000,000,000	100.00	Finsiel
Sit - Sistemi Interportuali Trieste S.p.A.	(Italy)	LIT	250,000,000	56.00	Insiel
Sodalia S.p.A.	(Italy)	LIT	6,000,000,000	100.00	Telecom Italia
Teco Soft Espana S.A.	(Spain)	PTS	60,000,000	100.00	Telesoft
Tele Sistemi Ferroviari S.p.A.	(Italy)	LIT	149,099,000,000	61.00	Finsiel
Telesoft America Inc.	(U.S.A.)	$US	700,000	100.00	Telesoft
Telesoft Hellas S.A.	(Greece)	DCM	10,000,000	100.00	Telesoft
Telesoft Russia J.S.C.	(Russia)	RUBLI	1,592,000	75.00	Telesoft
Telesoft S.p.A.	(Italy)	LIT	40,500,000,000	60.00	Telecom Italia
				40.00	Finsiel
Venis - Venezia Informatica e Sistemi S.p.A.	(Italy)	LIT	3,000,000,000	20.40	Finsiel
				30.60	Insiel
Manufacturing activities					
Italcom - Sistemi Italiani di Commutazione S.p.A.	(Italy)	LIT	200,000,000	100.00	Italtel
Italtel B.V.	(Netherlands)	FOL	4,000,000	100.00	Italtel
Italtel A.O.	(Russia)	RUBLI	20,000,000	100.00	Italtel B.V.
Italtel Cerm Palermo S.C.P.A.	(Italy)	LIT	4,122,500,000	90.00	Italtel
				10.00	Cselt
Italtel de Chile S.A.	(Chile)	PCL	45,253,790	90.00	Italtel B.V.
				10.00	Italtel
Italtel de Costa Rica S.A.	(Costa Rica)	COLONES	1,000,000	100.00	Italtel B.V.
Italtel Nigeria Ltd	(Nigeria)	NAIRA	2,000,000	99.99	Italtel B.V.
				0.01	Italtel
Italtel S.A.	(Spain)	PTS	100,000,000	100.00	Italtel B.V.
Italtel S.p.A.	(Italy)	LIT	396,000,000,000	100.00	Telsi Ltd
Telsi Ltd	(Great Britain)	LST	1,119,364,000	100.00	Telecom Italia
Transdigi S.A.	(Argentina)	PSA	2,093	96.00	Italtel B.V.
				4.00	Italtel
Installation activities					
Construtel Matricial de Chile S.A.	(Chile)	PCL	287,721,000	100.00	Sirti
Construtel Projetos e Construcoes Ltda	(Brazil)	REAL	20,200,000	44.00	Sirti
				13.73	Matricial Projectos
				29.27	Teleinvest
Finindustria S.A.	(Spain)	PTS	29,000,000	100.00	Sirti
Matricial Projetos e Consultoria Ltda	(Brazil)	REAL	160,000	51.00	Sirti
				34.00	Teleinvest
Seirt Sociedad Española de Instalaciones Redes Telefonicas S.A.	(Spain)	PTS	360,000,000	50.00	Sirti
				50.00	Finindustria
Sinted S.p.A.	(Italy)	LIT	300,000,000	100.00	Sirti
Sirti S.A.	(France)	FF	37,258,358	100.00	Sirti
Sirti Argentina S.A.	(Argentina)	PSA	5,000,000	100.00	Sirti
Sirti Bolivia S.A.	(Bolivia)	BOL	4,980,000	70.00	Sirti
				21.00	Teleinvest
Sirti GmbH	(Germany)	DM	20,000,000	100.00	Sirti
Sirti Ltd	(Great Britain)	LST	17,000,000	100.00	Sirti
Sirti Polska Sp.Zo.O	(Poland)	ZLOTY	10,778,000	100.00	Sirti

1332

Equity investments as of December 31, 1999				Direct investors as of December 31, 1999	
Company name	Registered office	Currency	Share capital	%	Company name
Sirti Portugal Telecomunicaçoes S.A.	(Portugal)	ESP	1,200,000,000	99.00	Sirti
				1.00	Seirt
Sirti S.p.A.	(Italy)	LIT	220,000,000,000	48.98	Telecom Italia
Teleinvest Participacoes Ltda	(Brazil)	REA	14,918,970	100.00	Sirti
Other activities					
Atesia - Telemarketing Comunicazione Telefonica e Ricerche di Mercato S.p.A.	(Italy)	LIT	6,100,000,000	100.00	Telecom Italia
Cselt - Centro Studi e Laboratori Telecomunicazioni S.p.A.	(Italy)	LIT	1,200,000,000	100.00	Telecom Italia
Elettra Tlc S.p.A.	(Italy)	LIT	20,000,000,000	100.00	Telecom Italia
Emsa - Società Immobiliare P.A.	(Italy)	LIT	1,123,596,000	100.00	Telecom Italia
Optical Technologies Center S.r.l.	(Italy)	LIT	17,000,000,000	100.00	Cselt
Saiat - Società Attività Intermedie Ausiliarie Telecomunicazioni P.A.	(Italy)	LIT	68,408,000,000	100.00	Telecom Italia
Saritel S.p.A.	(Italy)	LIT	22,224,000,000	100.00	Telecom Italia
Scuola Superiore Guglielmo Reiss Romoli S.p.A.	(Italy)	LIT	3,000,000,000	100.00	Telecom Italia
Softe S.A.	Luxembourg	$US	100,000,000	99.99	Telecom Italia
				0.01	Saiat
Sogerim S.A.	Luxembourg	EUR	525,000	99.95	Softe
				0.05	Saiat
Tecnitel Tecnologie Italiane di Telecomunicazioni S.p.A.	(Italy)	LIT	1,000,000,000	100.00	Telecom Italia
Teleleasing - Leasing di Telecomunicazioni e Generale S.p.A.	(Italy)	LIT	27,216,500,000	79.42	Saiat
				0.58	Telecom Italia
Telsy Elettronica e Telecomunicazioni S.p.A.	(Italy)	LIT	750,000,000	100.00	Saiat
Trainet S.p.A.	(Italy)	LIT	1,305,800,000	100.00	Telecom Italia

COMPANIES CONSOLIDATED ON A PROPORTIONAL BASIS

Satellite telecommunications					
Viasat Assistance S.p.A.	(Italy)	LIT	1,200,000,000	100.00	Viasat
Viasat S.p.A.	(Italy)	LIT	4,665,300,000	33.54	Telespazio
				16.46	Finsatel

EQUITY INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

Subsidiary Companies					
Meie Assicurazioni S.p.A.	(Italy)	LIT	46,063,852,400	20.02	Telecom Italia
				22.07	Saiat
				2.75	Sirti
				1.26	Telecom Italia Mobile
				2.81	Other Group companies
Meie Assistenza S.p.A.	(Italy)	LIT	1,500,000,000	87.14	Meie Assicurazioni
Meie Servizi Gestione Amministrativa Fondi Pensione S.r.l.	(Italy)	LIT	100,000,000	60.00	Meie Vita
				40.00	Saiat
Meie Vita S.p.A.	(Italy)	LIT	24,500,000,000	51.02	Saiat
				48.98	Meie Assicurazioni
Promoass S.r.l.	(Italy)	LIT	20,000,000	49.00	Saiat
				41.00	Meie Assicurazioni
				10.00	Meie Vita
Rartel S.A.	(Romania)	LEI	4,685,000,000	50.06	Telespazio
				1.00	Teleo
T.I.Scom S.A.	(Brazil)	REA	7,735,000	51.00	Telespazio
Telefonia Mobile Sammarinese S.p.A.	Republic of San Marino	LIT	150,000,000	51.00	Intelcom S.Marino

1337

Equity investments as of December 31, 1999				Direct investors as of December 31, 1999	
Company name	Registered office	Currency	Share capital	%	Company name
Teleos B.V.	(Netherlands)	FOL	40,000	100.00	Telespazio
Teleos International B.V.	(Netherlands)	FOL	40,000	100.00	Teleos
Associated Companies					
Ancitel S.p.A.	(Italy)	LIT	1,650,000,000	10.91	Telecom Italia
				9.09	Insiel
Ascai Servizi S.r.l.	(Italy)	LIT	122,000,000	40.98	Saiat
Astelit Ltd	(Russia)	RIBLI	500	50.00	Telecom Italia
Astelit Llc	(Ucraina)	UAH	1,030	49.00	U-Mobil
Astrolink International Llc	(U.S.A.)	$US	1,350,100,000	18.52	Telespazio Luxembourg
Bdt Bouygues Decaux Telecom S.A.	(France)	FF	1,522,536,600	19.61	Stet Mobile Holding
Bharti Cellular Ltd	(India)	RIUPIE	1,050,000,000	2.00	Stet Mobile Holding
				51.00	Bharti Tele-Ventures
Bharti Telenet Ltd	(India)	RIUPIE	2,000,000,000	11.00	Stet International Netherlands
				19.20	Indian Telecommunication Holding
				51.00	Bharti Tele-Ventures
Bharti Tele-Ventures Ltd	(India)	RIUPIE	500,000,000	20.00	Stet International Netherlands
Bouygues Telecom S.A.	(France)	FF	3,038,000,000	55.00	Bdt Bouygues Decaux Telecom
Broad Band Service S.A.	Republic of San Marino	LIT	500,000,000	20.00	Intelcom S.Marino
				20.00	Stream
Cable I Televisio de Catalunya S.A.	(Spain)	PTS	17,513,000,000	22.50	Stet International Netherlands
				7.50	Multimedia Cable
Centro Multimediale di Terni S.p.A.	(Italy)	LIT	5,000,000,000	45.00	Telecom Italia
Crued Servizi Informatici S.p.A.	(Italy)	LIT	2,557,020,000	47.59	Finsiel
Datasiel - Sistemi e Tecnologie di Informatica S.p.A.	(Italy)	LIT	5,000,000,000	50.00	Finsiel
Dataspazio - Telespazio e Datamat per l'ingegneria dei Sistemi S.p.A.	(Italy)	LIT	980,000,000	49.00	Telespazio
D.E.C. Informatica S.r.l.	(Italy)	LIT	21,000,000	20.00	Consiel
Ditec - Distribuzione Integrata Tecnomeccanica S.p.A.	(Italy)	LIT	1,386,000,000	20.00	Italtel
Eisys S.p.A.	(Italy)	LIT	1,200,000,000	25.00	Eis
Entel Chile S.A.	(Chile)	PCL	367,045,650,291	21.86	Stet International Netherlands
Esri Italia S.p.A.	(Italy)	LIT	500,000,000	49.00	Telecom Italia
Etec S.A. - Empresa de Telecomunicaciones de Cuba S.A.	(Cuba)	$US	1,441,900,000	29.29	Stet International Netherlands
Eustema S.p.A.	(Italy)	LIT	600,000,000	33.33	Telesoft
Excite Italia B.V.	(Netherlands)	FOL	100,000	50.00	Telecom Italia
Fintech Finanziaria Tecnologica S.p.A.	(Italy)	LIT	20,000,000,000	50.00	Telecom Italia
General 4 Elettronica Sud S.r.l.	(Italy)	LIT	1,599,000,000	30.00	Italtel
General Electric Information Services S.p.A.	(Italy)	LIT	2,450,000,000	40.00	Telecom Italia
Golden Lines International Communications Services Ltd.	(Israel)	SHEKEL	3,000,000	26.40	Golden Netherlands
Huit S.A.	Luxembourg	LIT	39,419,807,500	21.07	Telecom Italia
Huit2 S.A.	Luxembourg	LIT	39,419,807,500	100.00	Huit
Informatica Trentina S.p.A.	(Italy)	LIT	6,000,000,000	40.41	Finsiel
Iridium Service Europe Gmbh & Co. Kg	(Germany)	DM	29,000,000	34.00	Iridium Italia
Iridium Service Europe Verwaltung Gmbh	(Germany)	DM	50,000	34.00	Iridium Italia
Italdata S.p.A.	(Italy)	EUR	3,096,000	15.99	Telecom Italia
				69.00	Siemens Informatica
Lares Tecno S.p.A.	(Italy)	LIT	10,000,000,000	20.00	Italtel
Larix S.r.l.	(Italy)	LIT	44,000,000	20.00	Consiel
Lottomatica S.p.A.	(Italy)	LIT	53,000,000,000	25.50	Sogei
Madritel Comunicaciones S.A	(Spain)	PTS	12,500,000,000	23.00	Stet International Netherlands
Marems-V & D Service S.A.	(Russia)	RUBLI	7,135,500	49.00	Telespazio
Maristel S.p.A.	(Italy)	LIT	2,000,000,000	50.00	Sirti
Maxitel S.A.	(Brazil)	REA	454,679,703	43.15	Stet Mobile Holding
Meie Argentina S.A.	(Argentina)	PSA	12,000	45.00	Meie Assicurazioni

Equity investments as of December 31, 1999				Direct investors as of December 31, 1999	
Company name	Registered office	Currency	Share capital	%	Company name
Mistel Microinformatica Tlc S.p.A.	(Italy)	LIT	2,000,000,000	30.00	Italtel
Mobilkom Austria A.G.	(Austria)	SCA	1,000,000,000	25.00	Stet Mobile Holding
				75.00	Telekom Austria
Multimedia Cable S.A.	(Spain)	PTS	1,936,000,000	44.00	Stet International Netherlands
	(Spain)	PTS	1,004,680,000	30.00	Stet International Netherlands
Norcable S.A.	(Argentina)	PSA	12,000	33.33	Stet International Netherlands
Nortel Inversora S.A.	(Argentina)	PSA	80,942,695	32.50	Telecom Italia
				17.50	Stet International Netherlands
Praxis Calcolo S.p.A.	(Italy)	LIT	1,080,000,000	29.33	Finsiel
Progera S.r.l.	(Italy)	LIT	90,000,000	25.00	Sirti
Retevision S.A.	(Spain)	PTS	53,333,330,000	28.67	Stet International Netherlands
Retevision Movil S.A.	(Spain)	PTS	21,000,000,000	23.30	Stet Mobile Holding
				40.10	Retevision
SAPED - Studio Analisi Programmazione Elaborazione Dati S.p.A.	(Italy)	LIT	2,000,000,000	20.00	Banksiel
Seat-Pagine Gialle S.p.A.	(Italy)	LIT	264,060,606,050	61.33	Huit2
Siemens Informatica S.p.A.	(Italy)	EUR	6,192,000	49.00	Telecom Italia
Sim 2 Multimedia S.p.A.	(Italy)	LIT	30,000,000,000	33.33	Italtel
Siosistemi S.p.A.	(Italy)	LIT	500,000,000	40.00	Telecom Italia
Sispi S.p.A.	(Italy)	LIT	4,000,000,000	49.00	Finsiel
Sistemi e Telematica S.p.A.	(Italy)	LIT	4,000,000,000	15.00	Telecom Italia
				7.20	Finsiel
SITEBA Sistemi Telematici Bancari S.p.A.	(Italy)	LIT	5,000,000,000	30.00	Telecom Italia
Solpart Participaçoes S.A.	(Brazil)	REA	2,126,000,000	38.00	Stet International Netherlands
Stream S.p.A.	(Italy)	LIT	400,000,000,000	35.00	Telecom Italia
STT - Società Trasporto Telematico S.p.A.	(Italy)	LIT	10,000,000,000	40.00	Saritel
Tecnosistemi S.p.A.	(Italy)	LIT	15,000,000,000	20.30	Italtel
Telecom Argentina Stet-France Telecom S.A.	(Argentina)	PSA	984,380,978	58.26	Nortel Inversora
Tele Centro sul Participaçoes S.A.	(Brazil)	REA	1,936,658,922	51.79	Solpart
Telekom Austria A.G.	(Austria)	SCA	15,000,000,000	25.00	Stet International Netherlands
Telekom Srbija A.D.	(Yugoslavia)	DINARS	10,907,385,234	29.00	Stet International Netherlands
Telespaço- Observaçao da Terra Ltda	(Brazil)	REA	500,000	49.00	Telespazio
Telezaria Ltd	(Russia)	RUBLI	41,900	40.00	Italtel
Tradecom - Soluzioni Avanzate per il Commercio, il Turismo e i Servizi- S.p.A.	(Italy)	LIT	500,000,000	24.50	Finsiel
				24.50	Saritel
TSP - Tecnologie e Servizi S.p.A.	(Italy)	LIT	14,591,400,000	50.00	Telecom Italia

OTHER EQUITY INVESTMENTS IN SUBSIDIARY AND ASSOCIATED COMPANIES

Subsidiary Companies

Company name	Registered office	Currency	Share capital	%	Company name
Centrosiel S.p.A.	(Italy)	EUR	516,600	47.00	Banksiel
Consultel S.p.A. (in winding-up)	(Italy)	LIT	2,594,340,000	100.00	Telecom Italia
Czech Communication Company A.S. (in winding-up)	(Czeck Republic)	KC	1,000,000	100.00	Eti
Dmr Consiel S.p.A.	(Italy)	LIT	500,000,000	51.00	Consiel
Euso Saic	(Argentina)	PSA	0	99.85	Italtel
				0.15	Trustees
IC Soft S.p.A. (in winding-up)	(Italy)	LIT	200,000,000	100.00	Finsiel
Ireos S.p.A. (in winding-up)	(Italy)	LIT	200,000,000	100.00	Telecom Italia
Italtel Kenya Ltd	(Kenya)	SHS	500,000	50.00	Italtel B.V.
				50.00	Trustees
Meie Europe Insurance Broker S.A. (in winding-up)	Luxembourg	EUR	130,000	41.00	Meie Assicurazioni
				10.00	Softe
Nethertelec S.A.	(Ecuador)	SUCRES	40,000,000	99.99	Stet International Netherlands
				0.01	Trustees
N.Tc. S.p.A. (in winding-up)	(Italy)	LIT	1,494,500,000	99.44	Telecom Italia
Reseau S.r.l. (in winding-up)	(Italy)	LIT	300,000,000	100.00	Telecom Italia

1335

Equity investments as of December 31, 1999				Direct investors as of December 31, 1999	
Company name	Registered office	Currency	Share capital	%	Company name
Setelco S.A. (in winding-up)	(Switzerland)	FSV	50,000	100.00	Sirti
Sic Società Impianti Cablofonici A R.L. (in winding-up)	(Italy)	LIT	20,000,000	70.00	Telecom Italia
Sidac S.p.A. (in winding-up)	(Italy)	LIT	247,000,000	100.00	Telecom Italia
Telecom Italia Gmbh	(Austria)	SCA	500,000	100.00	Telecom Italia
Teleporti Italia S.p.A. (in winding-up)	(Italy)	LIT	1,325,000,000	100.00	Telecom Italia
Tim International B.V.	(Netherlands)	EUR	100,000	100.00	Telecom Italia Mobile
Associated Companies					
Cesen S.p.A.	(Italy)	LIT	1,219,000,000	39.00	Metis
Citel - Corporacion Interamericana de Telecomuniaciones S.A.	(Mexico)	PSM	2,073,729,933	25.00	Stet International Netherlands
Cygent Inc.	(U.S.A.)	$US	11,075,583	24.46	Telecom Italia
Czechtel S.r.l. (in winding-up)	(Czeck Republic)	KC	1,500,000	40.00	Telecom Italia
Infomobility Inc.	(U.S.A.)	$US	10	100.00	Viasat
Labia Services S.p.A. (in winding-up)	(Italy)	LIT	120,000,000,000	33.00	Saiat
				1.00	Finsiel
Med-1 Submarine Cable Ltd	(Israel)	SHEKEL	100,000	23.17	Telecom Italia
Politel S.A.	(Poland)	ZLOTY	100,000	10.00	Tmi Telemedia Int. Ltd
				10.00	Telespazio
Uba - Net S.A.	(Argentina)	PSA	12,000	50.00	Trainet
Voicemail International Inc. (in winding-up)	(U.S.A.)	$US	48,580	37.07	Telecom Italia
Consortia Subsidiary Companies					
Consorzio Abeca	(Italy)	LIT	200,000,000	33.33	Finsiel
				33.33	Intersiel
Consorzio Connet Formazione	(Italy)	LIT	100,000,000	60.00	Consiel
				40.00	Netsiel
Consorzio Co.Red.	(Italy)	LIT	500,000,000	60.00	Sirti
				30.00	Italtel
Consorzio Crati (in winding-up)	(Italy)	LIT	367,000,000	50.00	Finsiel
				50.00	Saritel
Consorzio C.R.I.A.I. (in winding-up)	(Italy)	LIT	110,002,000	27.27	Finsiel
				27.27	Sogei
Consorzio Geodoc	(Italy)	LIT	200,000,000	90.00	Finsiel
				10.00	Telespazio
Consorzio Gruppo Stet per Italia '90 (in winding-up)	(Italy)	LIT	100,000,000	80.00	Telecom Italia
				20.00	Sirti
Consorzio Iris Beni Culturali	(Italy)	LIT	330,000,000	90.91	Finsiel
				9.09	Netsiel
Consorzio Iris Beni Librari (in winding-up)	(Italy)	LIT	100,000,000	90.00	Finsiel
				10.00	Italtel
Consorzio Isib	(Italy)	LIT	100,000,000	30.00	Intersiel
				70.00	Finsiel
Consorzio Italtel Telesis (in winding-up)	(Italy)	LIT	1,000,000,000	100.00	Italtel
Consorzio Itinera (in winding-up)	(Italy)	LIT	500,000,000	56.80	Telecom Italia
				4.80	Italtel
				4.80	Cselt
				4.80	Netsiel
Consorzio Promotore ISDN (in winding-up)	(Italy)	LIT	1,358,000,000	59.20	Telecom Italia
				2.21	Telesoft
				2.21	Italtel
				2.21	Finsiel
				2.21	Cselt
Consorzio Proter	(Italy)	LIT	20,000,000	61.11	Telespazio
Consorzio Segisiel (in winding-up)	(Italy)	LIT	200,000,000	85.00	Intersiel
				15.00	Finsiel

1336

Equity investments as of December 31, 1999				Direct investors as of December 31, 1999	
Company name	Registered office	Currency	Share capital	%	Company name
Consorzio Ser	(Italy)	LIT	200,000,000	46.00	Intersiel
				5.00	Insiel
Consorzio Sesit	(Italy)	LIT	100,000,000	70.00	Finsiel
Consorzio Sita	(Italy)	LIT	250,000,000	80.00	Finsiel
Consorzio Softin (in winding-up)	(Italy)	LIT	1,700,000,000	75.00	Finsiel
				25.00	Ic Soft
Consorzio Turistel	(Italy)	LIT	150,000,000	33.33	Saritel
				33.33	Finsiel
Consortia Associated Companies					
Consorzio Accam	(Italy)	LIT	12,000,000	33.33	Eis
Consorzio Alinari 2000	(Italy)	LIT	50,000,000	50.00	Finsiel
Consorzio Altel	(Italy)	LIT	100,000,000	50.00	Telespazio
Consorzio Ambiente 2000 (in winding-up)	(Italy)	LIT	50,000,000	25.00	Telecom Italia
				25.00	Finsiel
Consorzio Archimede (in winding-up)	(Italy)	LIT	75,000,000	50.00	Finsiel
Consorzio Atlas (in winding-up)	(Italy)	LIT	140,000,000	42.84	Telespazio
				14.29	Esri Italia
				14.29	Eustema
Consorzio Autofaber (in winding-up)	(Italy)	LIT	150,000,000	33.33	Italtel
Consorzio Cifra	(Italy)	LIT	120,000,000	25.00	Krenesiel
Consorzio Citad (in winding-up)	(Italy)	LIT	500,000,000	20.00	Italtel
Consorzio Cloto (in winding-up)	(Italy)	LIT	30,000,000	33.33	Finsiel
Consorzio C.O.M.P.A.	(Italy)	LIT	250,000,000	20.00	Finsiel
Consorzio Coritel	(Italy)	LIT	400,000,000	25.00	Telecom Italia Mobile
Consorzio Coser	(Italy)	LIT	40,000,000	20.00	Trainet
Consorzio Csia	(Italy)	LIT	400,000,000	44.00	Finsiel
Consorzio Elettra 2000	(Italy)	LIT	1,800,000,000	20.00	Telecom Italia Mobile
Consorzio Forfin	(Italy)	LIT	10,000,000	15.00	Consiel
				15.00	Sogei
Consorzio Italia 900 (in winding-up)	(Italy)	LIT	100,000,000	46.50	Italtel
Consorzio Italtel Intelsis A.I.E.	(Spain)	PTS	1,000,000	36.00	Italtel
Consorzio Hermes (in winding-up)	(Italy)	LIT	1,000,000,000	34.00	Sirti
				22.80	Italtel
Consorzio per la Formazione Internazionale - C.F.I.	(Italy)	LIT	200,000,000	20.00	Telecom Italia
Consorzio I.M.S.	(Italy)	LIT	500,000,000	20.00	Sirti
Consorzio I.T.A.	(Italy)	LIT	24,000,000	33.33	Telespazio
Consorzio I.T.S	(Italy)	LIT	40,000,000	50.00	Italtel
Consorzio Paola	(Italy)	LIT	7,000,000	50.00	Insiel
Consorzio R.E.S. - Raggruppamento Europeo per la Sicurezza	(Italy)	LIT	600,000,000	50.00	Telecom Italia
Consorzio Sanitel (in winding-up)	(Italy)	LIT	10,000,000	50.00	Italtel
Consorzio Si.Ge.T. (in winding-up)	(Italy)	LIT	100,000,000	40.00	Finsiel
Consorzio Simap (in winding-up)	(Italy)	LIT	200,000,000	34.00	Finsiel
Consorzio Simt	(Italy)	LIT	100,000,000	45.00	Finsiel
Consorzio Sirti Luzi	(Italy)	LIT	11,600,000	50.00	Sirti
Consorzio Sisim (in winding-up)	(Italy)	LIT	90,000,000	33.33	Telespazio
Consorzio Sistemi Informativi	(Italy)	LIT	200,000,000	50.00	Italtel
Consorzio Tecnosiel	(Italy)	LIT	200,000,000	50.00	Finsiel
Consorzio Telaer	(Italy)	LIT	200,000,000	50.00	Telespazio
Consorzio Telcal	(Italy)	LIT	1,700,000,000	24.00	Telecom Italia
				24.00	Intersiel
Consorzio Teleres (in winding-up)	(Italy)	LIT	50,000,000	40.00	Italtel

(***) Equity investments held also by other Olivetti Group companies.

1337

Independent Auditors' Report on the Olivetti Group Consolidated Financial Statements

olivetti

1338



PricewaterhouseCoopers SpA

AUDITORS' REPORT IN ACCORDANCE WITH ARTICLE 156 OF LAW DECREE N° 58 DATED 24 FEBRUARY 1998

To the shareholders of
Olivetti S.p.A.

1 We have audited the consolidated financial statements of Olivetti S.p.A. as of 31 December 1999. These financial statements are the responsibility of Olivetti S.p.A.'s directors. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards and criteria recommended by CONSOB. Those standards and criteria require that we plan and perform the audit to obtain the necessary assurance about whether the financial statements are free of material misstatement and, taken as a whole, are presented fairly. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors. We believe that our audit provides a reasonable basis for our opinion.
For the year ended 31 December 1999, as a consequence of the acquisition by Tecnost S.p.A. of Telecom Italia S.p.A. in June 1999, the financial statements of the main subsidiary companies of Olivetti S.p.A., composed mainly of Telecom Italia S.p.A. and its subsidiaries, were audited by other audit firms. In accordance with the requirements of Consob Communication n. 20778 dated 22 December 1986 and n. 1280 dated 15 February 1995, we have carried out additional work on Telecom Italia S.p.A. we considered necessary in order to maintain the role of principal auditors.
The financial statements of certain indirectly held Group companies representing respectively 18% and 43% of consolidated assets and consolidated revenues, have been examined by other audit firms who have supplied us with their audit reports. Our opinion, as expressed in this report, in relation to the values of those subsidiaries included in the consolidation, is also based on the audits carried out by other audit firms.
For the opinion on the consolidated financial statements of the prior period, which are presented for comparative purposes as required by law, reference is made to the report issued by Coopers & Lybrand S.p.A. dated 15 April 1999.

3 In our opinion, the consolidated financial statements of Olivetti S.p.A. as of 31 December 1999 comply with the laws governing the criteria for their preparation; accordingly, they give a true and fair view of the financial position and of the results of operations of the Company.

Sede legale: Milano 20124 Via Vittor Pisani 20 Tel. 0267831 Fax 0266981433 Cap. Soc. 7.220.000.000 i.v. Reg. Imp. Milano N. 278929/1999 C.F. e P. IVA 12979880155 Iscritta all'Albo Consob - Altri uffici: **Ancona** 60123 Via Corridoni 2 Tel. 07136881 - **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 - **Bologna** 40122 Via delle Lame 111 Tel. 051526611 - **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 - **Firenze** 50129 Viale Milton 65 Tel. 0554627100 - **Genova** 16121 Piazza Dante 7 Tel. 0105702013 - **Milano** 20122 Corso Europa 2 Tel. 0277851 - **Napoli** 80121 Piazza dei Martiri 30 Tel. 0817644441 - **Padova** 35137 Largo Europa 16 Tel. 0498762677 - **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 - **Parma** 43100 V.le Tanara 20/A Tel. 0521242848 - **Roma** 00154 Largo Fochetti 29 Tel. 06570251 - **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 - **Trento** 38100 Via San Francesco 8 Tel. 0461237004 - **Treviso** 31100 Piazza Crispi 8 Tel. 0422542726 - **Udine** 33100 Via Marinoni 12 Tel. 043225789 - **Verona** 37121 Via Malenza 2 Tel. 0458002561



PRICEWATERHOUSECOOPERS

4 For the purposes of providing more information, reference should be made to the description provided by the Directors in the Explanatory notes to the consolidated financial statements regarding the dispute with the Italian National Insurance Board (INPS) in relation to the contingent liability owed by Telecom Italia S.p.A. for provisions to the telephone employees social security fund.

Turin, 12 June 2000

PricewaterhouseCoopers S.p.A.

Paolo Ozino Caligaris
(Partner)

This report has been translated from the original which was issued in accordance with Italian legislation.

1341

Edited by Litomontaggi - Pavone C.se (TO)
Printed in the month of July, 2000 by Grafiche Ferrero - Romano C.se (TO)

1342

Exhibit 2.2

TELECOM ITALIA GROUP

ANNUAL REPORT 2001

1345



■ CONTENTS

■ CORPORATE BOARDS

Board of Directors[1]	**Chairman**	Marco Tronchetti Provera
	Deputy Chairman	Gilberto Benetton
	Managing Directors	Enrico Bondi
		Carlo Orazio Buora
	Directors	Umberto Colombo *
		Francesco Denozza
		Luigi Fausti *
		Guido Ferrarini **
		Paolo Maria Grandi
		Natalino Irti **
		Gianni Mion
		Massimo Moratti
		Carlo Alessandro Puri Negri
		Pier Francesco Saviotti *
		Roberto Ulissi **
	Secretary to the Board	Francesco Chiappetta
Board of Statutory Auditors[2]	**Chairman**	Paolo Germani
	Acting auditors	Mario Boidi
		Paolo Golia
		Fabrizio Quarta
		Gianfranco Zanda
	Alternate auditors	Enrico Bignami
		Leonida Liuni
Common representative of the savings shareholders[3]		Carlo Pasteris
Independent auditors[4]		Reconta Ernst & Young S.p.A.

◂ * Member of Directors' Remuneration Committee

◂ ** Member of Internal Audit and Corporate Governance Committee

1 Appointed by the Shareholders' Meeting on November 7, 2001
2 Appointed by the Shareholders' Meeting on July 3, 2000
3 Appointed by the special Savings Shareholders' Meeting on October 31, 2001
4 Appointed by the Shareholders' Meeting on June 12, 2001

LETTER FROM THE CHAIRMAN



Dear Shareholders,

One of the new management's first objectives at Telecom Italia, after its entry in the Group, was to take action on an industrial level to achieve a turnabout of this great Italian company.

The Telecom Italia Group occupies an extremely important place in Italy's industrial scenario, both because of the high level it has reached technologically and the impressive level of professional skills to which it has access. In fact, we saw that what was needed was a more solid, more efficient productive and financial structure, which would reinforce its capacity to play a role of primary importance in the key sector of Information and Communication Technology.

In order to achieve these objectives, in the first few months after we took over management of the Group, we carried out some important transformations. Firstly we completely reorganized the Group's staffing and business structures. We also implemented a series of measures to bring about a decisive improvement in its level of efficiency and profitability.

We adopted a strict policy to control costs and investments, continued with the policy of divesting non-core activities and started a gradual program to restructure and reduce debt. Furthermore, we adopted accounting criteria that are a better reflection of the market values of some assets, particularly in the case of the foreign operations of the Group.

Now that the period of special measures has more or less come to an end, we can start anew with a cycle of operations which aims to consolidate our strategy of creating value.

In February of this year the new industrial plan for the Group was presented to the international financial community. It is based on strategies that will strengthen the leadership position of the companies of the Group on the domestic market, particularly the markets of wireline and mobile telephone services and Internet services, and energize its international presence, particularly the presence of TIM in Latin America, Turkey and Greece.

Several factors are fundamental to this development plan: strengthening the core business, the ability to offer ever higher quality and better services, which are truly the source of creating value, the reorganization of the foreign portfolio and technological innovation. And a factor of primary importance in the success of all of these is customer satisfaction.

I would like to conclude by saying that I am convinced that, by putting this solid basis to the best possible use, together with a newfound awareness of its role in the revitalization of Italy, the Telecom Italia Group can face the future with confidence, and guarantee its shareholders and all its stakeholders the best possible chances of success in the future.

Marco Tronchetti Provera


TELECOM
ITALIA

SELECTED ECONOMIC AND FINANCIAL DATA OF TELECOM ITALIA GROUP

In 2001, the investment in the Nortel Inversora group (Telecom Argentina) - which in 2000 had been consolidated using the proportional method - was accounted for using the equity method. For purposes of comparison, the financial statements for 2000 have been restated to give effect to the consolidation of the Nortel Inversora group using the equity method. Moreover, the following changes in the scope of consolidation took place during the year:

- the groups Seat Pagine Gialle, Jet Multimedia, Magéos Explorer and Maxitel and the company Corporacion Digitel: only the balance sheets were consolidated in 2000 since they were acquired at the end of the year, whereas in 2001 they were consolidated line-by-line, including the statements of income
- the Entel Chile group and the companies TIM Celular Centro Sul, TIM Sao Paulo and TIM Rio Norte: included in the scope of consolidation beginning 2001
- the Sirti and Italtel groups: excluded from the scope of consolidation since they were sold during 2000, the year in which they were consolidated line-by-line for the first nine months

Revenues (euro/million)


40,000
30,000
20,000
10,000
0
+ 13.43%
+ 0.24%
27,104
27,169
30,818
1999
2000 (1)
2001

Gross operating profit (euro/million)


15,000
10,000
5,000
0
+ 11.48%
- 0.07%
12,226
12,217
13,619
1999
2000 (1)
2001

	2001	2000 (1)	2000	1999
Results of operations (in millions of euro)				
Sales and services revenues	30,818	27,169	28,911	27,104
Gross operating profit	13,619	12,217	13,118	12,226
Operating income pre-amortization of goodwill	7,696	6,608	6,985	6,535
Operating income	6,674	6,440	6,805	6,433
Income (loss) before income taxes	(733)	4,802	4,968	5,015
Income (loss) before minority interest	(1,658)	2,892	2,948	2,409
Net income (loss)	(2,068)	2,028	2,028	1,737
Cash Flow (2)	5,990	4,453	4,763	8,443
Investments:	11,257	19,484	20,009	6,754
- Industrial	6,990	7,375	7,899	4,887
- Goodwill	1,174	9,109	9,109	567
- Financial	3,093	3,000	3,001	1,300
Financial condition (in millions of euro)				
Total assets	62,670	61,985	65,515	46,058
Net invested capital	41,250	41,923	44,556	27,924
Shareholders' equity	19,308	24,690	25,527	19,786
- Parent company interest	13,522	18,821	18,821	17,045
- Minority interest	5,786	5,869	6,706	2,741
Net debt	21,942	17,233	19,029	8,138

(1) Restated to give effect to the consolidation of the Nortel Inversora group (Telecom Argentina) using the equity method instead of the proportional method

(2) Calculated as follows: Operating income + Depreciation and amortization - Industrial investments + Change in operating working capital

Revenues/Employees
(thousands of euro)

400
300
200
100
0
+ 23.91%
+ 3.58%
223.4
231.4
286.7
1999
2000 (1)
2001

	2001	2000 (1)	2000	1999
Profit and financial indexes				
Gross operating profit/Revenues	44.2%	45.0%	45.4%	45.1%
Operating income/Revenues (ROS)	21.7%	23.7%	23.5%	23.7%
Return on equity (ROE)	n.s.	13.0%	13.0%	12.6%
Return on Investment (ROI)	16.0%	18.4%	18.8%	23.6%
Free Cash Flow/Revenues	19.4%	16.4%	16.5%	31.2%
Net debt/ Net invested capital (Debt ratio)	53.2%	41.1%	42.7%	29.1%
Employees				
Employees (No. in Group at year-end)	109,956	107,171	114,669	122,662
Employee (Average No. in Group)	107,491	117,424	124,696	121,327
Revenues/Employees (Group average - in thousands of euro)	286.7	231.4	231.9	223.4

(1) Restated to give effect to the consolidation of the Nortel Inversora group (Telecom Argentina) using the equity method instead of the proportional method

1350

KEY DATA OF THE BUSINESS UNITS OF TELECOM ITALIA GROUP

Telecom Italia Group operated with the following Business Unit structure:

(milioni di euro)		Domestic Wireline	Mobile Services	Internet and Media	International Operations	IT Services (2)	Satellite Services	TILAB	Subtotale	Other operat. and eliminat.	Consolidated total
Sales and services revenues	2001	17,291	10,250	1,957	1,879	2,033	648	134	34,192	(3,374)	30,818
	2000 (1)	17,514	9,418	263	505	2,138	340	123	30,301	(3,132)	27,169
	2000				2,292				32,088	(3,177)	28,911
Gross operating profit	2001	7,788	4,760	444	347	332	159	(14)	13,816	(197)	13,619
	2000 (1)	7,421	4,447	(35)	(3)	329	50	(9)	12,200	17	12,217
	2000				898				13,101	17	13,118
Operating income	2001	4,379	3,136	31	(268)	162	60	(34)	7,466	(792)	6,674
	2000 (1)	3,915	2,988	(73)	(135)	134	(52)	(34)	6,743	(303)	6,440
	2000				230				7,108	(303)	6,805
Investments:											
- Industrial	2001	2,835	3,151	175	517	129	29	16	6,852	138	6,990
	2000 (1)	2,746	4,206	34	204	125	31	33	7,379	(4)	7,375
	2000				728				7,903	(4)	7,899
- Goodwill	2001	-	31	203	773	1	-	6	1,014	160	1,174
	2000 (1)	-	899	-	780	1	-	-	1,680	7,429	9,109
	2000				780				1,680	7,429	9,109
Number of employees at year-end	2001	58,406	16,721	9,264	7,307	11,288	1,196	1,422	105,604	4,352	109,956
	2000 (1)	62,782	15,257	7,515	2,572	12,005	1,206	1,287	102,624	4,547	107,171
	2000				10,070				110,122	4,547	114,669

(1) Restated by consolidating the Nortel Inversora group (Telecom Argentina) using the equity method instead of the proportional consolidation method
(2) In early 2001, the Information Technology Services Business Unit was split into two distinct units: IT Group, under the direction of A. Andreoni and IT Market, under the direction of G. Tronchetti Provera.

Major economic and operating indicators by Business Unit:


Domestic Wireline
Mobile Services
Internet and Media
International Operations
IT Services
Satellite Services
TILAB
Sales and services revenues
50.6%
30.0%
1.9%
0.4%
Gross operating profit
56.4%
34.4%
2.5%
2.4%
1.1%
0.0%
Operating income
58.7%
42.0%
0.4%
3.6%
0.8%
0.5%
Industrial investments
41.4%
46.0%
1.9%
0.4%
0.2%
Number of employees at year-end
55.3%
1.1%
1.4%



OPERATING HIGHLIGHTS OF TELECOM ITALIA GROUP



Teleconomy
5,000
4,000
3,000
2,000
1,000
0
4,080
+ 99.90%
2,055
0
1999
2000
2001

Total TIM lines

60,000
50,000
40,000
30,000
20,000
10,000
0
+ 23.71%
50,686
+ 36.24%
40,973
30,074
1999
2000
2001

	2001	2000	1999
DOMESTIC WIRELINE			
Fixed network connections in Italy (thousands)	27,353	27,153	26,502
- of which digital (equivalent ISDN channels)	5,403	4,584	3,049
Teleconomy customers (excluding ADSL, in thousands)	4,080	2,055	-
Network infrastructure in Italy			
- access network in copper (millions of km - pair)	104.3	104.0	103.4
- access network and transport in fiber optics (millions km of fiber optics)	3.2	3.1	2.9
Network infrastructure abroad			
- European backbone (km of fiber optics)	36,600	36,600	-
MOBILE SERVICES			
TIM lines in Italy (thousands)	23,946	21,601	18,527
TIM group lines abroad (thousands)	26,740	19,372	11,547
TIM group lines total (Italy + abroad in thousands)	50,686	40,973	30,074
GSM coverage in Italy (% of population)	99.7	99.6	99.2
E-TACS coverage in Italy (% of population)	98.0	98.0	97.9
INTERNET AND MEDIA			
Directories customers (thousands)	759	736	714
- of which Seat Pagine Gialle	670	647	621
- of which Thomson (TDL Infomedia Ltd.)	89	89	93
Page Views Virgilio (millions)	3,945	2,218	505
- of which TIN portal	438	513	-
Active Users (at year-end, thousands)	1,804	1,656	1,104

1352



SHAREHOLDER INFORMATION

Shares

Share capital	euro 4,023,060,528.3
Ordinary share	n. 5,261,533,481 da 0.55 euro cadauna
Savings share	n. 2,053,122,025 da 0.55 euro cadauna
Market capitalization (on average prices of December 2001)	62,219 (euro/mln)
Percentage of Telecom Italia stock	
- on Mibtel Index (Telecom Italia - ordinary and savings)	10.2% (al 31/12/2001)
- on DJ Eurostoxx TLC [1] Index (Telecom Italia - ordinary)	4.5% (al 31/12/2001)
Percentage of shares of the Telecom Italia Group	
- on Mibtel Index (Telecom Italia, TIM, Seat Pagine Gialle - ordinary and savings)	22.8% (al 31/12/2001)
- on DJ Eurostoxx TLC [2] Index (Telecom Italia, TIM - ordinary)	9.1% (al 31/12/2001)

(1) The index is calculated on a geographical basis including all European nations

(2) The index is calculated on a geographical basis including all European nations

Shareholders

Shareholders of record at 12/31/2001
Telecom Italia S.p.A. (Ordinary shares)



Others 8.76%
Italian Treasury 3.46%
Italian institutional shareholders 10.00%
OLIVETTI Sp.A.(*) 54.96%
(*) of which 0.787% held indirectly through Olivetti Finance N.V.
Foreign institutional shareholders 22.82%



■ Translation of share capital into euro

Subsequent to the resolution passed by the extraordinary session of the Shareholders' Meeting on May 3, 2001, the share capital was translated into euro by the redenomination of the par value of the ordinary and savings shares and rounding up the par value from Lire 1,000 to euro 0.55 and the consequent bonus increase in share capital effected by:

- the cancellation of No. 112,998,070 savings shares of treasury stock of par value Lire 1,000 each held in portfolio and the allocation to share capital, for replenishment of the same, of an amount equal to the par value of the shares cancelled corresponding to the portion of the reserve for treasury stock in portfolio which became available after cancellation of the shares, with a consequent increase in the par value of the shares outstanding;
- the allocation to share capital of an amount of euro 187 million from the revaluation reserve No. 72, March 19, 1983, with the consequent increase in the par value of the shares outstanding.

■ Expiration date for the promotion of an offer for the voluntary conversion of savings shares into ordinary shares

December 31, 2001 was the expiration date set by the extraordinary session of the Shareholders' Meeting on May 3, 2001 for promotion of the offer for the voluntary conversion of savings shares into ordinary shares. The conversion called for the payment of a price difference commensurate with the percentage (between 38% and 42%) of the arithmetic average of the official price of ordinary shares over a significant period of time, and, in any case, not less than euro 5.25 per share. In the absence of a conversion offer, the Company will not proceed with the plan to buy back ordinary shares through a vehicle company, to be effected - as voted by the Shareholders' Meeting of May 3, 2001 - with the proceeds from the conversion.

PERFORMANCE OF THE MAIN STOCKS OF TELECOM ITALIA GROUP



Relative performance Telecom Italia S.p.A. 2001 vs MIBTEL Index and DJ Eurostoxx TLC Index (ordinary and savings shares)



◀ (Source: Reuters)


115
105
95
85
75
65
55
45
Jan 01
Feb 01
Mar 01
Apr 01
May 01
June 01
July 01
Aug 01
Sept 01
Oct 01
Nov 01
Dec 01

- Telecom Italia Ord.
- Telecom Italia Sav.
- MIBTEL Index
- Dow Jones EUROSTOXX TLC Index

Relative performance TIM S.p.A. 2001 vs. MIBTEL Index and DJ Eurostoxx TLC Index (ordinary shares)



◀ (Source: Reuters)


115
105
95
85
75
65
55
45
Jan 01
Feb 01
Mar 01
Apr 01
May 01
June 01
July 01
Aug 01
Sept 01
Oct 01
Nov 01
Dec 01

- TIM Ord.
- MIBTEL Index
- Dow Jones EUROSTOXX TLC Index

Relative performance Seat Pagine Gialle S.p.A. 2001 vs. MIBTEL Index and DJ Eurostoxx Media Index (ordinary shares)



◀ (Source: Reuters)


110
100
90
80
70
60
50
40
30
20
Jan 01
Feb 01
Mar 01
Apr 01
May 01
June 01
July 01
Aug 01
Sept 01
Oct 01
Nov 01
Dec 01

- SEAT PG Ord.
- MIBTEL Index
- Dow Jones EUROSTOXX TLC Index

FINANCIAL INDICATORS

(euro)		2001	2000	1999
Telecom Italia S.p.A.				
Market price (December average) (*)				
- Ordinary share		9.56	12.75	12.51
- Savings share		5.80	6.33	5.50
Dividends				
- Ordinary share		0.3125	0.3125	0.3114
- Savings share		0.3237	0.3238	0.3218
Pay-out Ratio		95%	90%	89%
Market to Book Value		3.9	4.3	4.2
Dividend Yield (on December average market prices) (*)				
- Ordinary share		3.27%	2.45%	2.49%
- Savings share		5.58%	5.11%	5.85%
Telecom Italia Group				
Earnings/(Loss) per share		(0.2827)	0.2770	0.2339
Consolidated cash flow per share		0.8189	0.6082	1.1369
Consolidated equity per share		1.8486	2.5708	2.2953
Ratings at 12/31/2001		**Outlook**		
STANDARD&POOR'S	BBB+	Stable		
MOODY'S	Baa1	Positive		
FITCH IBCA	A-	Stable (1)		

(*) Source Reuters. Reference prices, 1999 adjusted for Seat Pagine Gialle spin-off.

(1) Updated to March 22, 2002



ORGANIZATIONAL STRUCTURE OF TELECOM ITALIA GROUP AT 12/31/2001

- **CHAIRMAN** – M. TRONCHETTI PROVERA
  - **DEPUTY CHAIRMAN** – G. BENETTON
  - Communication and Image – G. Rocco di Torrepadula
  - Public and Economic Affairs – R. Perissich/A. Camanzi
  - Human Resources – G. Bracco
  - Internal Audit – A. Focaroli
  - **C.E.O.** – C. BUORA
    - Finance Administration and Control – E. Parazzini
    - Investor Relations – A. Borgia
    - Corporate and Legal Affairs – P. Cotone (*)
    - Mergers & Acquisitions – F. Di Carlo
    - IT Service – A. Andreoni (**)
    - Real Estate and General Services – S. Sarno
    - Purchasing – G. Spreafico
    - International Operations – F.S. Bruno
  - **C.E.O.** – E. BONDI
    - Operational Planning – R. Maglione
    - Security – L. Gallo Modena
    - Domestic Wireline – R. Ruggiero
    - Mobile – M. De Benedetti
    - Internet & Media – P. Dal Pino
    - Telespazio – S. Pinto

(*) In March 2002, P. Cotone left the Telecom Italia Group and was replaced by A. Cappuccio.

(**) In early 2002, the Information Technology Services Business Unit was split into two distinct units: ITS Group, under the direction of A. Andreoni and ITS Market, under the direction of G. Tronchetti Provera.



GLOBAL OPERATIONS OF TELECOM ITALIA GROUP AT 12/31/2001



EUROPE

Major subsidiaries

DOMESTIC WIRELINE
- Pan European Backbone (Europe)

INTERNATIONAL OPERATIONS
- 9Telecom Reseau Group (France)
- BBNed (Holland)
- Intelcom San Marino S.p.A.

INTERNET AND MEDIA
- TDL Infomedia Group (Great Britain)
- Telegate Group (Germany)
- Consodata Group (France)

OTHER OPERATIONS
- Softe S.A. (Luxembourg)
- Sogerim S.A. (Luxembourg)

Major affiliates

MOBILE SERVICES
- Bouygues Telecom S.A. (France)
- Mobilkom Austria Group (Austria)

INTERNATIONAL OPERATIONS
- Auna Group (Spain)
- Telekom Austria Group (Austria)
- Telekom Srbija a.d. (Serbia)

MEDITERRANEAN BASIN

Major subsidiaries

DOMESTIC WIRELINE
- Mediterranean Nautilus Group (Mediterranean Basin)
- Med-1 Group (Mediterranean Basin)

MOBILE SERVICES
- Stet Hellas Group (Greece)

Major affiliates

MOBILE SERVICES
- Is Tim T.H.A.S (Turkey)

ITALY

Major subsidiaries

DOMESTIC WIRELINE
- Saritel S.p.A.
- Atesia S.p.A
- Path.net S.p.A.
- TMI Group – Telemedia International Italia

MOBILE SERVICES
- TIM S.p.A.

INTERNET AND MEDIA
- Seat Pagine Gialle S.p.A.
- Matrix Group
- Buffetti S.p.A. Group
- Holding Media e Comunicazione Group

IT SERVICES
- Finsiel Group
- Telesoft Group
- Netsiel S.p.A.
- Sodalia S.p.A.

SATELLITE SERVICES
- Telespazio S.p.A.

OTHER OPERATIONS
- Stream S.p.A.
- Saiat S.p.A.

SOUTH AMERICA

Major subsidiaries

DOMESTIC WIRELINE
- Latin American Nautilus Group (Latin America)

MOBILE SERVICES
- Tele Nordeste Celular Participaçoes Group (Brazil)
- Tele Celular Sul Participaçoes Group (Brazil)
- Maxitel Group (Brazil)
- TIM Perù S.A.C. (Peru)
- Corporacion Digitel C.A. (Venezuela)

INTERNATIONAL OPERATIONS
- Entel Chile Group (Chile)
- Entel Bolivia Group (Bolivia)

Major affiliates

INTERNATIONAL OPERATIONS
- Telecom Argentina Group (Argentina)
- Brasil Telecom Participaçoes Group (Brazil)
- GLB Serviços Interativos S.A. (Brazil)
- Etec S.A. (Cuba)



REPORT ON OPERATIONS (*)

(*) For purposes of a more meaningful comparison, the data for 2001 is commented in relation to the data for 2000, which is restated to give effect to the valuation of the Nortel Inversora group (Telecom Argentina) using the equity method

Dear Shareholders,

The consolidated result of the Group for 2001 is a net loss of euro 2,068 million (euro 1,658 million *before minority interest*), after nonrecurring expenses of euro 4,613 million (euro 3,036 million net of the lower tax expense of euro 1,577 million) that were not present in the previous year, and after further net extraordinary items of euro 23 million. The net loss compares to a net income of euro 2,028 million in 2000 (euro 2,892 million *before minority interest*), which included net extraordinary items of euro 184 million.

Nonrecurring expenses. The following nonrecurring expenses impacted the net result for 2001 and had an effect on the financial statements, before income taxes, as detailed below:

(in millions of euro)	Value adjustments to financial assets	Financial expense, net	Extraordinary income and expense	TOTAL
Impact of Argentina	356		50	406
Adjustment to investments, goodwill and losses of subsidiaries and affiliated companies:				
- International operations of the International Operations BU			2,136	2,136
- International operations of the Mobile Services BU			547	547
- Operations of the Internet and Media BU			416	416
- Operations of the Satellite Services and TILab BU	259		32	291
Impact of Stream			248	248
Provision for put option on Seat Pagine Gialle shares		569		569
TOTAL NONRECURRING EXPENSES	**615**	**569**	**3,429**	**4,613**

- the Adjustment to investments, goodwill and losses of subsidiaries and affiliated companies is consistent with the strategic guidelines of the new industrial plan. In particular, on the basis of a careful examination, adjustments were made to investments and goodwill and provisions were set aside for the losses of subsidiaries and affiliated companies in which it was apparent that the reason for the performance of the companies was not solely due to the economic situation. The most important adjustments refer to:
  - International operations of International Operations BU: GLB Serviços Interativos (Globo.com), 9Telecom group, Entel Bolivia, Solpart Brazil and Telekom Austria.
  - International operations of the Mobile Services BU: Maxitel, Bitel (Tele Celular Sul, Tele Nordeste Celular) and Tim Brasil.
  - Operations of the Internet and Media BU: NetCreations, Matrix, Mondus and costs connected with the restructuring of La 7 television programming.
  - Operations of the Satellite Services and TILab BU: this includes the effect of the writedown of Astrolink by Telespazio, on account of the suspension of the relative project.
- the impact of Argentina comprises the value adjustments made in relation to the evolution of the economic situation in Argentina which caused significant exchange differences after parity between the Argentine peso and the US dollar was abandoned.
- the impact of Stream includes the provision made under the agreement with Vivendi/Canal Plus for the sale of the investment in this company.



- the provision for the commitment of the put option on Seat Pagine Gialle S.p.A. shares is connected to the nonrecoverability of the original price to exercise the option, as described on page 198.

Besides the aforementioned nonrecurring expenses, and the improvement in operations, other factors which impacted the net loss are as follows:
- higher financial expense, net of euro 974 million (from euro 610 million in 2000 to euro 1,584 million in 2001) due to higher debt exposure;
- higher value adjustments to financial assets of euro 196 million (from -euro 1,145 million in 2000 to -euro 1,341 million in 2001) referring mainly to the Group's share of the earnings or losses of the companies accounted for using the equity method, including the amortization charge for goodwill;
- lower extraordinary items of euro 161 million (from -euro 184 million in 2000 to -euro 23 million in 2001). In particular, this reduction is due to lower extraordinary expense of euro 801 million (mainly in connection with the extraordinary provisions set aside in 2000), only partly compensated by lower gains on the disposals of investments for euro 640 million;
- lower income taxes of euro 985 million.

Sales and service revenues total euro 30,818 million, with an increase of 13.4% compared to 2000 (+2.7% with a comparable scope of consolidation, that is, considering the same companies in consolidation in both years). The positive performance of domestic mobile telephone services can be compared to a reduction in the contribution made by wireline telephone services, whose revenues from traffic, in spite of a significant increase in terms of minutes, fell due to the effect of the pricing policy.

Gross operating profit of euro 13,619 million shows an increase of 11.5% over 2000 (+6.6% with a comparable scope of consolidation) and represents 44.2% of revenues (45% in 2000). The increase in the amount is substantially due to the good performance by the TIM group (+euro 313 million) and the inclusion in consolidation of the Seat Pagine Gialle group (+euro 444 million) and the Entel Chile group (+euro 374 million).

Operating income, equal to euro 6,674 million, is 3.6% higher than in 2000, representing 21.7% of sales, compared to 23.7% in 2000. The increase is due to the change in the scope of consolidation, the improvement in operations and the negative impact of higher amortization charges for goodwill.

Employees at December 31, 2001 number 109,956, with an increase of 2,785 persons compared to the end of 2000. This is due to the change in the scope of consolidation (especially for the inclusion of the Entel Chile group which led to 4,681 more employees at the end of 2001) and a reduction in Telecom Italia employees.

Investments total euro 11,257 million (compared to euro 20,009 million in 2000). Details are as follows:

(in millions of euro)	
Industrial	6,990
Goodwill [1]	1,174
Financial investments	3,093
Total investments	**11,257**

(1) Goodwill mainly refers to the acquistion of the control of the Entel Chile group.

1360

Financial debt of euro 21,942 million shows an increase of euro 4,709 million compared to December 31, 2000. The following chart presents the most important items which had an impact on the net financial debt during the year:


35000
30000
25000
20000
15000
10000
5000
0
17,233
6,990
1,174
3,093
3,097
577
8,783
1,439
21,942
Net Financial debt 2000
Industrial investments
Goodwill investments
Financial investments
Dividend payments
Other requirements
Flows from operating activities
Disposals
Net Financial debt 2001

The debt structure was also modified in 2001: the portion of debt due beyond one year rose from 31% to 64% (considering the February 2002 issue of notes, the medium/long-term debt increased to 72%) and the average cost of debt was equal to 5.9%.
Investments in former satellite consortiums were sold during year which gave rise to net proceeds of euro 450 million and a net gain of euro 130 million (euro 83 million after taxes). The continuation of the divestiture program will have a positive impact on the financial position in the years after 2001. In particular, the transactions currently underway which produced no impact on the 2001 financial statements refer to: Auna S.A., BDT - Bouygues Decaux Telecom S.A., Lottomatica S.p.A. (offer to purchase accepted), Stream S.p.A..

Telecom Italia S.p.A. The statutory financial statements of the Parent Company Telecom Italia S.p.A. closed with a net income of euro 151 million, after nonrecurring expenses of euro 3,760 million (euro 2,498 million net of lower tax expense of euro 1,262 million), that were not present in the previous year. The net income in 2000 was euro 2,559 million.
The proposed dividends, equal to euro 0.3125 per ordinary share and euro 0.3237 per savings share, as in 2000, will be distributed by utilizing retained earnings, for a total of euro 2,184 million.

Market scenario. In recent years, the demand for telecommunications services has grown at an annual rate of approximately 10%, both worldwide and in Europe, driven by the spread of mobile telephone services and by the development of Internet and data services. The sector will continue to expand during the next few years and part of the expenditures of households and businesses will continue to be diverted towards digital products and services, creating more space to integrate transmission services and applications content on-line.
Technological innovation continues, although major revolutions are not expected in the short-to-medium term. However, the services demanded by final users may further stimulate consumption and innovation, especially with regard to the range of value-added services, thus bridging the gap between the potential of available technologies and their use.

The sector experienced a phase of restructuring and consolidation after the strong boost to growth generated by the phenomenon of the Internet and the boom of stock market listings at the beginning of 2000. During 2001, the financial markets partially re-directed





Performance by the European telecommunications market
billions of euro
250
200
150
100
50
0
1944
1995
1996
1997
1998
1999
2000
2001
Total
Wireline
Mobile
Data, Internet and on-line services

(*) Source: Eito 2001.

investments and resources away from "alternative" operators towards those that can leverage assets, have specific qualifications and a consolidated financial strength (typically "incumbent" operators).

The Italian market compared to other major European countries, has a high penetration of mobile telephone services, whereas the spread of Internet services and both residential and business broadband services is still relatively limited. At the end of 2001, in Italy, the penetration rate of the Internet had reached 23% for households and 44% for small and medium-size businesses (SMB). Households almost exclusively use dial-up technology (98%) to access the Internet and only a small proportion (2%) use ADSL broadband for this purpose. However, what has happened in Germany suggests that the spread of ADSL access may occur relatively soon. There is also ample space for growth in data transmission, services connected to the web and new generation mobile services (GPRS, UMTS).

STRUCTURAL PARAMETERS OF THE MAJOR EUROPEAN MARKETS IN 2001

	Italy	Germany	France	UK	Spain
Population ('000)	57,136	82,289	59,554	59,670	40,084
No. of households ('000)	22,925	37,560	24,445	24,707	12,179
GDP per-capita (euro)	23,275	25,498	24,316	22,492	18,539
Mobile penetration (%) (mobile subscribers/population)	86%	80%	65%	83%	82%
Households with PC (%)	32%	35%	39%	43%	37%
Households with cable TV (%)	3%	58%	13%	16%	4%
Households with Internet access (%)	23%	32%	27%	41%	18%
Broadband penetration on residential Internet access (%)	2.1%	13%	10%	1.5%	7.2%
Internet access on SMB (%)	44%	59%	44%	40%	39%
Broadband penetration on Internet SMB (%)	11.5%	20%	21.8%	0.3%	13.7%

(*) Source: Eito 2001 MSDW.

The Telecom Italia Group is one of the largest international companies offering information and communication technology. The companies in the Group, which lead the field in fixed communications, mobile communications, satellite communications, Internet and the media, information technology and research offer integrated innovative services in Italy and abroad. On the domestic market, the Group is both technological and market leader in the segments of fastest growth (mobile, broadband, data transmission). Geographically speaking, its international presence is concentrated in Latin America and in Europe.



Change in shareholders. In 2001, Olimpia S.p.A. acquired a 26.96% stake in Olivetti S.p.A. from Bell S.A. and from market trading. This event led to a turnover in top management and a significant revision to the Group's development strategies.

Corporate reorganization took the form of the creation of a completely new top-management team, with new structures at Group level and Top Management Committees (Business Management Meetings, Investments Committee and International Steering Committee). The Domestic Wireline, Internet and Media and Information Technology Business Units underwent radical transformation. At Group level, the professional categories were reinforced in order to ensure greater organizational effectiveness, and new procedures were introduced to approve and control investments and acquisitions with the centralization of governing responsibility. A process was begun to streamline the corporate structure with the aim of significantly reducing the number of companies in the Group from the approximately 700 existing at the end of 2001 (561 of which are subsidiaries and affiliated companies).

Strategic guidelines. The fundamental goal decided by the new management for the next few years will be the creation of value, which must be ensured by leveraging assets and by strengthening the financial structure in order to sustain further growth.
These are the priorities for industrial operations indicated by the new management:
- to safeguard the profit margins of domestic businesses, increasing the value of the existing customer portfolio by strengthening its leadership position in the fastest-growing segments (web services, broadband, GPRS, UMTS), and also by augmenting the value of the Group's already considerable competence in information technology and systems integration. In wireline telephone services, Telecom Italia will strive to achieve major improvements in its service to the customer, in its management processes and in the efficiency of its distribution channels. In domestic mobile telephone services, TIM will defend its leading role by exploiting all the opportunities arising from new technologies, starting with GPRS and then UMTS;
- to concentrate the Group's foreign presence in markets where it has control of the activities and to pinpoint sustainable directions of development on an international level. In keeping with these priorities, the strategy of the Telecom Italia Group will be to complete a divestiture program for investments where it does not have control, in non-core businesses and in marginal markets. TIM will continue to pursue its foreign development policy, concentrating particularly on Latin America, through the creation of a common GSM platform and by stepping up the launch of services that offer a high degree of Group synergies;
- to manage the Group according to strict criteria of efficiency. The introduction of professional categories and the unification of the criteria for the return on investments will make it possible to monitor expenditures even more effectively, both at the proposal stage and at the stage of controlling the results.



ECONOMIC AND FINANCIAL REVIEW OF TELECOM ITALIA GROUP [1]

(1) For purposes of a more meaningful comparison, the data for 2001 is commented in relation to the data for 2000, which is restated to give effect to the consolidation of the Nortel Inversora group (Telecom Argentina) using the equity method

RESULTS OF OPERATIONS

CONSOLIDATED STATEMENTS OF INCOME

(in millions of euro)	2001 (a)	2000 (*) (b)	2000 (c)	Change amount (a)-(b)	Change %
A. Sales and service revenues	**30,818**	**27,169**	**28,911**	**3,649**	**13,4**
Changes in inventories of work in progress, semifinished and finished goods	-	25	28	(25)	(100.0)
Changes in inventory of contract work in process	(115)	251	251	(366)	°
Increases in capitalized internal construction costs	581	831	912	(250)	(30.1)
Operating grants	24	20	20	4	20.0
B. Standard production value	**31,308**	**28,296**	**30,122**	**3,012**	**10.6**
Raw materials and outside services (**)	(13,042)	(11,356)	(11,999)	(1,686)	14.8
C. Value added	**18,266**	**16,940**	**18,123**	**1,326**	**7.8**
Labor costs (**)	(4,647)	(4,723)	(5,005)	76	(1.6)
D. Gross operating profit	**13,619**	**12,217**	**13,118**	**1,402**	**11.5**
Depreciation and amortization	(6,275)	(5,209)	(5,647)	(1,066)	20.5
of which goodwill	*(1,022)*	*(168)*	*(180)*	*(854)*	°
Other valuation adjustments	(455)	(442)	(525)	(13)	2.9
Provisions to reserves for risks and charges	(278)	(146)	(158)	(132)	90.4
Net other income (expense)	63	20	17	43	215.0
E. Operating income	**6,674**	**6,440**	**6,805**	**234**	**3.6**
Net investment and financial income (expense) and value adjustments	(3,955)	(1,454)	(1,623)	(2,501)	172.0
of which value adjustments	*(1,956)*	*(1,145)*	*(1,159)*	*(811)*	*70.8*
F. Income before extraordinary items and taxes	**2,719**	**4,986**	**5,182**	**(2,267)**	**(45.5)**
Net extraordinary income (expense)	(3,452)	(184)	(214)	(3,268)	°
G. Income before taxes	**(733)**	**4,802**	**4,968**	**(5,535)**	°
Income taxes	(925)	(1,910)	(2,020)	985	(51.6)
H. Net income (loss) before minority interest	**(1,658)**	**2,892**	**2,948**	**(4,550)**	°
Minority interest	(410)	(864)	(920)	454	(52.5)
I. Net income (loss)	**(2,068)**	**2,028**	**2,028**	**(4,096)**	°

(*) Restated to give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.
(**) Reduced by related cost recoveries.

Sales and service revenues amounted to euro 30,818 million in 2001, an increase of 13.4% over 2000 (+2.7% with a comparable scope of consolidation, that is, only considering the same companies in consolidation for both years).
Revenues, net of the amount due to other telecommunications operators, totaled euro 27,104 million and increased by euro 2,649 million (+10.8%) compared to 2000. The increase in revenues is due to the following:

- the positive performance of mobile telephone services countered by a reduction in wireline telephone services in Italy, whose revenues from traffic, in spite of a significant increase in terms of minutes – show a reduction in the average return on traffic (retail and wholesale) that went from euro 5.5 cents to euro 3.9 cents per minute;
- the contribution made by the new companies included in the scope of consolidation, especially the Entel Chile group (euro 1,247 million) and the Seat Pagine Gialle group (euro 1,707 million), that was partly reduced by the exclusion of the companies in the manufacturing and installations sector (Sirti and Italtel groups).

Sales and service revenues can be analyzed as follows:

GEOGRAPHIC AREA

(in millions of euro)	2001		2000 (*)		2000	
Italy	24,863	80.7%	23,033	84.8%	23,037	79.7%
Other European countries	1,817	5.9%	1,809	6.7%	1,843	6.4%
North America	913	3.0%	174	0.6%	185	0.6%
Central and South America	2,592	8.4%	1,555	5.7%	3,217	11.1%
Australia, Africa and Asia	633	2.0%	598	2.2%	629	2.2%

(*) Restated to give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

Raw materials and outside services totaled euro 13,042 million, 14.8% higher than in 2000 (+2.8% with a comparable scope of consolidation, that is, only considering the same companies in consolidation for both years). This increase mainly referred to the following:

- change in scope of consolidation, especially the contribution of the Entel Chile group (euro 752 million) and the Seat Pagine Gialle group (euro 941 million), that were only partly offset by the exclusion of the manufacturing and installations sectors;
- higher rent costs for Telecom Italia on the buildings sold to IM.SER at the end of 2000 (euro 252 million) countered by lower depreciation and amortization charges;
- increase in costs to operate and develop mobile telecommunications in and outside Italy.

This item included euro 524 million for the TLC license fee due to the state administration, of which euro 290 million relate to Telecom Italia, euro 182 million to TIM and euro 52 million to foreign subsidiaries.
The percentage of raw materials and outside services to revenues was 42.3% (41.8% in 2000).

Labor costs, totaling euro 4,647 million, decreased by euro 76 million compared to 2000 (-5.6% with a comparable scope of consolidation). The reduction, due to the exclusion from the scope of consolidation of the Sirti and Italtel groups (euro 383 million) and the decrease in Telecom Italia costs following employee layoffs, was only partly offset by the inclusion in the scope of consolidation of the Seat Pagine Gialle group (euro 360 million) and the Entel Chile group (euro 114 million). As a percentage of revenues, labor costs fell from 17.4% in 2000 to 15.1% in 2001. Employees at December 31, 2001 numbered 109,956 (107,171 at December 31, 2000). The breakdown is as follows:

	2001	2000 (*)	2000
Italy	90,628	93,817	93,817
Abroad	19,328	13,354	20,852
Total employees	**109,956**	**107,171**	**114,669**

(*) Restated to give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

Gross operating profit, of euro 13,619 million increased by euro 1,402 million, compared to 2000, (+11.5%; +6.6% with a comparable scope of consolidation) and represented 44.2% of revenues (45.0% in 2000). The increase in the gross operating profit is substantially due to the good performance of the TIM group (+euro 313 million) and the inclusion in the scope of consolidation of the Seat Pagine Gialle group (+euro 444 million) and the Entel Chile group (+euro 374 million).

Depreciation and amortization, totaled euro 6,275 million (euro 5,209 million in 2000). Details are as follows:

(in millions of euro)	2001	2000 (*)	2000
Fixed assets	4,034	4,131	4,515
Intangible assets	2,241	1,078	1,132
of which goodwill	*1,022*	*168*	*180*
Total depreciation and amortization	**6,275**	**5,209**	**5,647**

(*) Restated to give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

The increase in the amortization of goodwill (euro 854 million) was mainly due to the acquisition of Seat Pagine Gialle (euro 574 million), the acquisition of Jet Multimedia (euro 102 million) and other companies in the Seat Pagine Gialle group (euro 99 million).

Other valuation adjustments, totaling euro 455 million, were substantially in line with those of 2000. They mainly referred to writedowns to reduce receivables from customers to their estimated realizable value. They referred, in particular, to:
- Telecom Italia: euro 159 million
- Seat Pagine Gialle group: euro 73 million
- Entel Chile group: euro 57 million
- TIM: euro 52 million

Provisions to reserves for risks and charges, amounting to euro 278 million, increased by euro 132 million principally due to the inclusion in the scope of consolidation of the Seat Pagine Gialle group (euro 31 million) and higher provisions set aside by Telespazio (+euro 48 million) for the closing of the Astrolink contract.

Net other income (expense), showed an income balance of euro 63 million (euro 20 million in 2000). It refers to:

(in millions of euro)	
Indirect duties and taxes	(120)
Net losses on sales	(17)
Fees charged by the telecommunications companies to customers for late payment of telephone bills	112
Portion of capital grants credited to income during the year	73
Other income and expense, net	15
Total	**63**

Operating income, of euro 6,674 million (euro 6,440 million in 2000) increased by euro 234 million compared to 2000, (+3.6%); operating income represents 21.7% of revenues compared to 23.7% in 2000.
The increase in operating income was mainly attributable to the improvement shown by Telecom Italia (+euro 388 million) – connected with the reduction in the depreciation charge – the good results of the TIM group (+euro 148 million) and the negative effect of a higher amortization charge for goodwill (euro 854 million).

Net investment and financial income (expense) comprised the following:

(in millions of euro)	2001	2000 (*)	2000
Net investment income	154	301	302
Net financial expense	(2,153)	(610)	(766)
Value adjustments to financial assets	(1,956)	(1,145)	(1,159)
Total	**(3,955)**	**(1,454)**	**(1,623)**

(*) Restated to give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

Details are as follows:

- net investment income related mainly to dividends received from unconsolidated subsidiaries and affiliated companies and other companies and net gains realized on the sales of listed stocks carried in current assets;
- net financial expense reflected:
  - the increase in the financial exposure of the Group;
  - the inclusion in the scope of consolidation of the groups Maxitel (euro 187 million), Seat Pagine Gialle (euro 85 million) and Entel Chile (euro 67 million);
  - provision relating to the forward commitment to purchase Seat Pagine Gialle shares for a total of euro 569 million in connection with the estimate of the nonrecoverability of the original price to exercise the option.
- value adjustments to financial assets mainly referred to the Group's share of the earnings and losses of the unconsolidated companies valued using the equity method, which also include the amortization of goodwill upon the purchase of these investments equal to euro 316 million (euro 462 million in 2000). In particular, value adjustments include:
  - the loss by IS TIM (Turkey) of euro 334 million, deriving not only from expenses connected with the start-up phase but also the effects of the currency crisis in Turkey and the application of hyperinflation accounting principles;
  - the writedown of Stream (euro 241 million) and the writedown to adjust the value of listed stocks and securities carried in current assets to market price (euro 291 million);



- the loss by the Nortel Inversora group of euro 238 million, connected with the economic crisis in Argentina and mainly due to the exchange losses on financial debt;
- the writedown of Astrolink of euro 259 million, made by Telespazio in connection with the suspension of the relative project.

Net extraordinary income (expense), showed an expense balance of euro 3,452 million (-euro 184 million in 2000), made up of euro 852 million of income and euro 4,304 million of expense.
Extraordinary income included:
- gains on the sale of the 70% holding in Mirror International Holding (the company through which the satellite companies were contributed to the Lehman Brothers group) for euro 170 million and the 30% holding in Mediterranean Nautilus S.A. to the Israeli company F.T.T. Investment for euro 94 million;
- income (euro 32 million) deriving from the partial cancellation, by the Council of State, of resolution No. 7533/1999 by the Antitrust Authority under which TIM and Omnitel Pronto Italia were levied administrative fines for the alleged violation of antitrust laws relating to the price fixing of fixed-mobile rates;
- income from the release of reserves by Telecom Italia set aside in prior years for risks which did not materialize (euro 120 million, euro 62 million of which relate to the reserve for the contract with Iraq and euro 50 million to the reserve for corporate restructuring).

Extraordinary expense comprised:
- euro 2,984 million for the writedown of goodwill relating to consolidated companies (9Telecom group, Entel Bolivia, Entel Chile group, Maxitel group, Tele Celular Sul group, Tele Nordeste Celular group, Tim Brasil, Med-1 group and certain companies in the Seat Pagine Gialle group) and companies accounted for by the equity method (GLB Serviços Interativos, Solpart Participacoes, Telekom Austria and the Nortel Inversora group), as well as other provisions relating to investments. Such writedowns have been made on a consistent basis according to the new business plans and market trends;
- euro 248 million relating to the provision for expenses connected with the Vivendi/Canal Plus agreement for the transfer of the investment in Stream;
- euro 380 million of expenses for employee cutbacks and layoffs (of which euro 203 million refer to Telecom Italia);
- euro 155 million for social security charges under Law 58/1992 to guarantee uniform status under the former Telephone Employees Pension fund (FPT) which, as required by the 2000 Finance Bill, has become part of the general Employees Pension Fund;
- euro 77 million of extraordinary contributions to INPS – established by the 2000 Finance Bill for the three years 2000-2002 to meet the higher financial requirements covered by the rules of the fund that was abolished;
- euro 85 million resulting from the decision to reposition the broadcasting station La 7 as a consequence of the closing of a series of contracts.

Income taxes, totaled euro 925 million and decreased by euro 985 million from 2000 due to a reduction in the taxable base caused mainly by the extraordinary expenses of Telecom Italia and TIM for the writedown of investments.

FINANCIAL CONDITION

CONSOLIDATED BALANCE SHEETS

(in millions of euro)		12/31/2001 (a)	12/31/2000 (*) (b)	12/31/2000 (c)	Change (a)-(b)
A. Intangibles, fixed assets and long-term investments					
Intangible assets		16,197	15,571	16,037	626
Fixed assets		21,757	20,721	23,425	1,036
Long-term investments:					
- Equity investments and advances on future capital contributions		6,586	7,985	7,598	(1,399)
- Other		478	1,071	1,077	(593)
		45,018	**45,348**	**48,137**	**(330)**
B. Working capital					
Inventories		636	675	726	(39)
Trade accounts receivable		8,346	7,890	8,327	456
Other assets		5,047	3,668	3,751	1,379
Trade accounts payable		(6,793)	(6,936)	(7,360)	143
Reserves for risks and charges		(3,053)	(1,599)	(1,769)	(1,454)
Other liabilities		(6,601)	(5,804)	(5,937)	(797)
		(2,418)	**(2,106)**	**(2,262)**	**(312)**
C. Invested capital, net of operating liabilities	(A+B)	**42,600**	**43,242**	**45,875**	**(642)**
D. Reserve for employee termination indemnities		**(1,350)**	**(1,319)**	**(1,319)**	**(31)**
E. Invested capital, net of operating liabilities and reserve for employee termination indemnities	(C+D)	**41,250**	**41,923**	**44,556**	**(673)**
Financed by:					
F. Shareholders' equity (**)					
Parent Company interest		13,522	18,821	18,821	(5,299)
Minority interest		5,786	5,869	6,706	(83)
		19,308	**24,690**	**25,527**	**(5,382)**
G. Medium/long-term debt		**16,083**	**6,733**	**8,268**	**9,350**
H. Net short-term borrowings					
Short-term borrowings		9,114	14,745	15,136	(5,631)
Liquid assets and short-term financial assets		(3,505)	(4,265)	(4,434)	760
Financial accrued expenses and deferred income, net		250	20	59	230
		5,859	**10,500**	**10,761**	**(4,641)**
	(G+H)	**21,942**	**17,233**	**19,029**	**4,709**
I. Total	(F+G+H)	**41,250**	**41,923**	**44,556**	**(673)**

(*) Restated to give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.
(**) Net of "Receivables from shareholders for capital contributions".

The balance sheet of the Telecom Italia Group showed a net invested capital of euro 41,250 million (euro 41,923 million at December 31, 2000), of which 46.8% is financed by shareholders' equity (58.9% at December 31, 2000) and 53.2% by net borrowings (41.1% at December 31, 2000).



Intangibles, fixed assets and long-term investments, of euro 45,018 million showed a decrease of euro 330 million compared to December 31, 2000 and include:

INTANGIBLE ASSETS

(in millions of euro)	2001	2000 (*)	2000
At January 1	**15,571**	**2,737**	**2,737**
Additions:			
- goodwill	1,174	9,109	9,109
- other additions	2,736	3,970	4,010
Disposals	(12)	(12)	(12)
Amortization	(2,241)	(1,078)	(1,132)
Writedowns	(1,308)	(36)	(36)
Change in scope of consolidation	311	900	1,366
Translation adjustment and other	(34)	(19)	(5)
At December 31	**16,197**	**15,571**	**16,037**

FIXED ASSETS

(in millions of euro)	2001	2000 (*)	2000
At January 1	**20,721**	**23,508**	**23,508**
Additions	4,254	3,405	3,889
Disposals	(172)	(95)	(103)
Sale of "Large Buildings" business segment		(2,392)	(2,392)
Depreciation	(4,034)	(4,131)	(4,515)
Writedowns	(11)	(11)	(11)
Change in scope of consolidation	1,345	367	2,978
Translation adjustment and other	(346)	70	71
At December 31	**21,757**	**20,721**	**23,425**

(*) Restated to give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

Additions for goodwill in intangible assets for the year 2001 included euro 731 million for the acquisition of the control of the Entel Chile group. Other additions included the costs of the awarding of the new mobile telephone licenses in Brazil and Greece (euro 1,080 million). *Writedowns of intangible assets* (euro 1,308 million) included the writedowns of goodwill made as part of the mentioned adjustment to the value of some investment holdings in the wireline, mobile and Internet areas for euro 1,303 million.
Both for intangible assets and fixed assets, the *change in scope of consolidation* referred to the Entel Chile group and more companies in the Seat Pagine Gialle group; the translation adjustment mainly referred to the Brazilian companies and the Entel Chile group.

LONG-TERM INVESTMENTS

(in millions of euro)	2001	2000 (*)	2000
At December 31	**7,064**	**9,056**	**8,675**

(*) Restated to give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

1370



The reduction in long-term investments of euro 1,992 million, compared to 2000, derives from the following:

- Additions: euro 3,093 million
- Disposals: -euro 842 million
- Cancellation of Telecom Italia treasury stock: -euro 711 million
- Investments accounted for by the equity method: -euro 1,921 million
- Change in scope of consolidation: -euro 497 million
- Extraordinary writedowns of foreign investments: -euro 1,078 million

Working capital showed a negative balance of euro 2,418 million (-euro 2,106 million at December 31, 2000).

The decrease of euro 312 million was due to the following:

- the increase in "trade accounts receivable", from euro 7,890 million at the end of 2000 to euro 8,346 million, connected principally to the consolidation of the Entel Chile group (euro 337 million) and the increase in the receivables of Seat Pagine Gialle group (euro 172 million), Tele Sistemi Ferroviari (euro 86 million) and Telespazio (euro 59 million). The securitization of the receivables by Telecom Italia also had an effect on trade accounts receivable from residential customers, which led to a reduction of euro 877 million, of which euro 684 million were not yet due. The transaction is fully described in the notes to the financial statements of Telecom Italia, to which reference should be made;
- the increase in "other assets" from euro 3,668 million at the end of 2000 to euro 5,047 million, mainly attributable to deferred tax assets and current taxes receivable by Telecom Italia and the TIM group;
- the decrease in "trade accounts payable" from euro 6,936 million at the end of 2000 to euro 6,793 million. This was due to a reduction in the payables of Telecom Italia (-euro 807 million), Telespazio (-euro 174 million), that were partly offset by the inclusion in the scope of consolidation of the Entel Chile group (+euro 201 million) and by the higher debt of the mobile sector (+252 million), of the Latin American Nautilus group (+euro 110 million) and of Netsiel (+euro 88 million);
- the increase in the "reserves for risks and charges" from euro 1,599 million at the end of 2000 to euro 3,053 million, mainly ascribed to the extraordinary provisions to the reserve for losses of subsidiaries and affiliated companies which is consistent with the strategic guidelines of the recently designed plan (euro 603 million), the provision for the forward commitment of Seat Pagine Gialle shares (euro 569 million) and the expenses connected with the transfer of Stream (euro 248 million);
- the increase in "other liabilities" from euro 5,804 million at the end of 2000 to euro 6,601 million, principally ascribed to Telecom Italia and TIM.



Shareholders' equity totaled euro 19,308 million (euro 24,690 million at the end of 2000), of which euro 13,522 million (euro 18,821 million at December 31, 2000) is Telecom Italia's interest and euro 5,786 million (euro 5,869 million at December 31, 2000) the minority interest. The change of -euro 5,382 million is analyzed below:

(in millions of euro)		2001		2000 (*)		2000
At January 1		**24.690**		**19.788**		**19.788**
Net income (loss) of the Parent Company and minority interest		(1.658)		2.892		2.948
Dividends to third parties paid by:		(3.097)		(3.049)		(3.049)
- Telecom Italia	*(2.309)*		*(2.327)*		*(2.327)*	
- TIM	*(743)*		*(657)*		*(657)*	
- Other Group companies	*(45)*		*(65)*		*(65)*	
Cancellation of the Telecom Italia treasury stock		(711)		-		-
Conversion of savings shares into TIM ordinary shares				4.169		4.169
Change in scope of consolidation		358		665		1.446
Other changes		(274)		225		225
At December 31		**19.308**		**24.690**		**25.527**

(*) Restated to give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

Net debt, of euro 21,942 million showed an increase of euro 4,709 million compared to the end of 2000, caused by the following factors:
increasing debt:

- dividends paid out (euro 3,097 million)
- investments in Turkey (euro 1,906 million), Brazil and Greece (euro 1,080 million)
- acquisition and consolidation of the controlling interest in Entel Chile (euro 1,858 million)
- recapitalization of Stream (euro 173 million)

decreasing debt:

- sale of the satellite consortiums (euro 450 million)
- cash flows from operating activities (euro 8,783 million).

During the year Telecom Italia and Sogerim issued notes as part of the program to restructure the Group's debt.
In June 2001, a securitization program was begun for trade accounts receivable generated by the services rendered to residential customers of the Telecom Italia Domestic Wireline BU and the customers of Path.Net (a wholly-owned subsidiary of Telecom Italia, which provides services to the Public Administration).
The above securitization transaction led to an improvement in net debt at December 31, 2001 of about euro 848 million.

Gross debt is detailed in the following table:

(in millions of euro)	12/31/2001						12/31/2000 (*)		12/31/2000	
	euro	**%**	**Currency**	**%**	**Total**	**%**	**Total**	**%**	**Total**	**%**
Medium/long-term debt	12,420	59	3,663	86	16,083	64	6,733	31	8,268	35
Short-term borrowings	8,534	41	580	14	9,114	36	14,745	69	15,136	65
Total	**20,954**	**100**	**4,243**	**100**	**25,197**	**100**	**21,478**	**100**	**23,404**	**100**

(*) Restated to give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

1372

FINANCIAL PERFORMANCE

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of euro)		2001	2000 (*)	2000
A. Net debt, at beginning of year		**(17,233)**	**(8,138)**	**(8,138)**
B. Change in scope of consolidation		**(839)**	**(834)**	**(2,630)**
C. Cash flows - operating activities				
Net income (loss)		(1,658)	2,892	2,948
Depreciation and amortization		6,275	5,209	5,647
(Gains) losses on sales of intangibles, fixed assets and long-term investments		(330)	(1,089)	(1,091)
Writedowns of intangibles, fixed assets and long-term investments		4,039	1,120	1,134
Change in working capital (**)		290	(1,751)	(1,595)
Net change in reserve for employee termination indemnities		31	(177)	(177)
Translation adjustments and other changes		136	(409)	(581)
		8,783	**5,795**	**6,285**
D. Cash flows - investing activities				
Intangibles, fixed assets and long-term investments:		(11,257)	(19,484)	(20,009)
– intangible assets:				
- goodwill		(1,174)	(9,109)	(9,109)
- other investments		(2,736)	(3,970)	(4,010)
– fixed assets		(4,254)	(3,405)	(3,889)
– long-term investments		(3,093)	(3,000)	(3,001)
Proceeds from sale, or redemption value, of intangibles, fixed assets and long-term investments		1,439	4,276	4,311
		(9,818)	**(15,208)**	**(15,698)**
E. Cash flows - financing activities				
Contribution by shareholders		240	4,174	4,174
Capital grants		22	27	27
		262	**4,201**	**4,201**
F. Dividends		**(3,097)**	**(3,049)**	**(3,049)**
G. Change in net debt	(B+C+D+E+F)	**(4,709)**	**(9,095)**	**(10,891)**
H. Net debt, at end of year	(A+G)	**(21,942)**	**(17,233)**	**(19,029)**

(*) Restated to give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.
(**) The difference with respect to the consolidated balance sheets is due to the movements in capital grants.

The change in net debt was due to the following:

(in millions of euro)	2001	2000 (*)	2000
Increases (decreases) in medium/long-term debt	9,350	1,568	3,103
Increases (decreases) in short-term borrowings	(4,641)	7,527	7,788
Total	**4,709**	**9,095**	**10,891**

(*) Restated to give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

EVENTS SUBSEQUENT TO DECEMBER 31, 2001

Besides the events described in other parts of this report, significant events subsequent to December 31, 2001 are commented below:

2002-2022 notes reserved for employees of the Telecom Italia Group

On January 1, 2002, following the resolution passed at the Board of Directors' Meeting on July 27, 2001, the offer began for subscription to the "Telecom Italia 2002 – 2022 floating rate notes, open special series, reserved for the employees of the Telecom Italia Group, in service and retired", maturing January 1, 2022, for a maximum amount of euro 1 billion. At the same time, the SIP 1992 – 2010 notes with features similar to the new notes were called for early redemption.
The new notes, which pay gross interest semiannually (payable on January 1 and July 1 of each year not in advance), can be subscribed to over the entire period of the notes until the maximum offer has been entirely subscribed and also contain a right to sell by the noteholder to Telecom Italia that can be exercised at any time at face value; the notes can also be called for early redemption by the Company at each interest payment date at face value, with notice at least three months in advance. As of March 26, about euro 160 million of notes had been subscribed to and noteholders numbered 10,061.

Issue of notes

In February, a note issue was concluded for a total of euro 2.5 billion. The issue is divided into two tranches of euro 1.25 billion each, at a fixed rate of interest, respectively, at maturity dates of February 1, 2007 and February 1, 2012. This issue is part of the "Global Note Program" aimed at restructuring the Group's debt and whose total amount, by vote of the Board of Directors on December 18, 2001, has been raised from US dollars 10 to 12 billion.

Conclusion of the agreement for the revision of the put/call options on Seat Pagine Gialle shares

On February 25, Telecom Italia and the JPMorgan Chase group signed the definitive agreements relating to the re-negotiation of the put and call options on Seat Pagine Gialle shares; the economic effects of this agreement are disclosed in the Notes to the financial statements of Telecom Italia.

Approval of the 2001 interconnection price list by AGCOM

On March 4, the Regulator approved Telecom Italia's interconnection price list for 2001, after having made some technical and economic changes. Some of the most significant changes, the economic repercussions of which are reflected in 2001 accounts, include the reduction of the costs for the interconnection of phone services and configuration costs for the exchanges; with regard to the unbundling of the local loop, the Regulator maintained the prices applied in 2000, extending the range of services offered by Telecom Italia to interconnected operators.

Telephone calls via Internet protocol

In February, Telecom Italia began to adapt the first systems to allow the transmission of voice and data using Internet protocol. The conversion of the network to the IP protocol, which will lead to a reduction in the costs because of the operation of a single infrastructure, will become operational as early as June (for telephone traffic carried on the Milan-Rome route), and, by the end of the year, 10% of national calls carried on the carrier network is expected to be transferred to Internet protocol.

1374



Telecom Italia's new rate plans

Rate rebalancing has been operational since February 1. Residential basic subscriber charges have been increased by 6.3% (from euro 10.69 to euro 11.36 a month, net of VAT) while the weekend rate (euro 0.02582 per minute plus the unit charge when the call is answered and VAT) has been extended from 6.30 p.m. to 8 a.m. on weekdays and from midnight until midnight on Saturday, Sunday and public holidays for all local and long-distance calls. Further incentives are planned for families and, in particular, one hour of free local calls for every two-month period and free subscription to innovative services (answering service, the "400" information service, automatic re-dialing if the number called is engaged, and the sending and receipt of SMS). In March, Telecom Italia launched its new ADSL rate package. For the wholesale market, from March 16, a package has been marketed with a capacity of up to 640 Kbit/s, directed at other operators and Internet Service Providers, with discounts of up to 45% on previous prices, improved quality and standardization of the levels of service, and reduction of the time taken to activate connections. As far as retailing is concerned, April 15 will see the start of the marketing of two different rate plans directed at families and small and medium-size companies: one based on "consumption" and the other on a "flat" rate, the latter having unlimited access to Internet traffic.

Divestiture program

- **Lottomatica**: Finsiel S.p.A. accepted the offer of purchase by the Tyche S.p.A. (De Agostini group) contributing its 18.3% investment in Lottomatica S.p.A. Proceeds for Finsiel were euro 211 million.
- **Auna:** in December, an agreement was reached with the Telecom Italia Group and Endesa, Union Fenosa and Santader Central Hispano for the sale of the 26.89% interest held by the Telecom Italia Group in the company. The agreements, concluded in January and subject to normal regulatory approvals, will give rise to net proceeds of euro 1,850 million.
- **BDT**: in February 2002, the Telecom Italia Group reached an agreement for the sale of the 19.61% stake held by TIM International in BDT (Bouygues Decaux Telecom), which controls 55% of Bouygues Telecom. The value of the transaction is equal to about euro 750 million.
- **Stream**: an agreement was reached with News Corporation and Vivendi Universal/Canal+ for the sale of the 50% stake in Stream held by Telecom Italia for a price of US $42 million. The agreement, which is subject to the approval of the appropriate Italian regulatory agencies, calls for the simultaneous sale of Telecom Italia's 50% holding to News Corporation and the purchase of 100% of the capital of Stream by the French group Vivendi Universal. At the time of sale, Telecom Italia has agreed to waive its right to the trade accounts receivable due from Stream of about US $80 million. The economic effects of this transaction have already been set aside in the extraordinary provisions.
- **Telemaco Immobiliare**: as part of a broader plan to leverage the value of the investments in real estate activities, negotiations are underway for the sale of the 40% stake in Telemaco Immobiliare held by Telecom Italia.

Buy-back of Telecom Italia stock

By authorization of the ordinary shareholders' meeting of November 7, 2001, the Company, in March, began to buy-back treasury stock on the market according to the terms and in the manner established by existing laws and the shareholders' resolution. As of March 26, 2002, a total of No. 2,225,000 Telecom Italia savings shares had been bought as treasury stock at an average price of euro 6.06 per share, for a total investment of about euro 13.5 million.

OUTLOOK FOR 2002

For the current year, the Group expects there to be a growth in operating income that is at least in line with that of the prior year. The Group confirms its commitment to reduce the level of net financial debt through the careful management of investments and costs and the continuation of its divestiture program.

RELATED PARTY TRANSACTIONS

With reference to art. 2428 of the Italian Civil Code and Consob communications No. DAC/RM 97001574 dated February 20, 1997 and No. DAC/RM 98015375 dated February 27, 1998 concerning related party transactions among Group companies, the effects of such transactions on the balance sheet and statement of income of the consolidated financial statements at December 31, 2001 of Telecom Italia Group are presented in the following table.
Beginning from the 2001 financial statements, the disclosure concerning the effects of related party transactions between Telecom Italia S.p.A. and the relative parent companies, subsidiaries and affiliated companies are no longer presented in the report on operations, inasmuch as such transactions, which are already partly included in those of the Telecom Italia Group, are reported – to supplement this disclosure – in the notes to the statutory financial statements of Telecom Italia S.p.A..
In the consolidated financial statements, the effects of intercompany transactions on the balance sheet and statement of income, that is, all transactions between consolidated companies, have been eliminated.
All related party transactions, including intercompany transactions, fall within the ordinary operations of the group, are governed by market terms or on the basis of specific laws, and there are no transactions of an unusual and exceptional nature.

MAJOR STATEMENT OF INCOME AND BALANCE SHEET COMPONENTS

	Transactions with:		**Nature of transactions**
(in millions of euro)	**unconsolidated subsidiaries and affiliates**	**parent companies, subsidiaries and affiliates of parent companies**	
Sales and service revenues	877	4	These comprise revenues from Astrolink (euro 296 million), Brasil Telecom (euro 120 million), Telecom Argentina (euro 119 million), Teleleasing (euro 82 million), Auna group (euro 63 million), Stream (euro 55 million) and Lottomatica (euro 53 million)
Raw materials and outside services	567	19	These mainly comprise rent payable to IMSER (euro 199 million) and Telemaco Immobiliare (euro 77 million) and Tlc service costs from Etecsa Cuba (euro 79 million)
Net other income (expense)	25	–	These mainly relate to cost recoveries for personnel on loan to some subsidiaries and affiliates
Net financial income (expense)	(8)	–	These include accrued interest income on loans made to certain foreign subsidiaries and affiliates (euro 22 million) and interest expense payable to Teleleasing (euro 30 million) for financial leasing transactions
Loans in long-term investments	119	–	These refer mainly to loans made to BDT (euro 108 milion)
Financial receivables	213	–	These comprise mainly short-term loans receivable from Stream (euro 122 million), IS Tim (euro 29 million) and Telekom Srbija (euro 23 million)
Financial payables	570	600	These refer mainly to payables for finance leases to Teleleasing (euro 522 million) and a payable by Softe to Olivetti Finance N.V. (euro 600 million)

MAJOR STATEMENT OF INCOME AND BALANCE SHEET COMPONENTS

(in millions of euro)	Transactions with: unconsolidated subsidiaries and affiliates	parent companies, subsidiaries and affiliates of parent companies	Nature of transactions
Trade accounts receivable	428	2	They mainly regard receivables from Auna group (euro 90 million), Stream (euro 82 million), Telekom Srbija (euro 56 million net of provisions), Telecom Argentina (euro 21 million net of provisions) and Teleleasing (euro 18 million)
Trade accounts payable	473	12	These refer to supply contracts connected with operating and investment activities: they include payables to the Italtel group (euro 173 million), Siemens Informatica (euro 51 million), Teleleasing (euro 42 million) and advances from Consorzio Telcal (euro 85 million)
Contract work in process	116	-	These refer mainly to activities on behalf of Consorzio Telcal for the Telematico Calabria Plan (euro 110 million)
Guarantees and collateral	1,261	-	These include sureties given on behalf of the Auna group (euro 510 million), IS Tim (euro 228 million) and Stream (euro 86 million) as well as collateral given on behalf of IS Tim (euro 147 million)
Investments in fixed assets and intangibles	660	5	These mainly consist of acquisitions telephone exchanges from the Italtel group (euro 567 million) and information and computer projects from Siemens Informatica (euro 31 million)

Related party transactions in 2001 also include those by the Telecom Italia Group with the Pirelli group:

(in millions of euro)	2001	
Sales and services revenues	6.9	These mainly refer to telephone services
Trade accounts receivable and other	0.6	These mainly refer to the above-mentioned telephone services
Trade accounts payable and other	6.4	These mainly refer to the supply contracts connected with investment activities
Investments in fixed assets and intangibles	21.5	These mainly refer to purchases of telecommunications cables.

In order to provide more complete information, the following comments contained in the six-month report are reported here and concern the relationships between Telecom Italia and companies in which the directors of Telecom Italia (who resigned in the second half) held specific positions, as well as relationships with key managers and/or directors of the company who resigned in the meantime:

- in April, Telecom Italia Lab (a 100%-owned subsidiary of Telecom Italia), joined with the Ramius Capital Group, an American investment management company (in which the then director, Peter Cohen, was the CEO), to set up an United States-registered venture capital fund called Saturn Venture Partners which targets investments in fixed and mobile TLC technologies and service infrastructures. The fund's participants also included (and still include) the companies TIM, Olivetti and Hopa, in which the then Chairman Roberto Colaninno and the director Emilio Gnutti were shareholders and directors;
- the law firm of Studio Bonelli, Erede, Pappalardo in which the then Deputy Chairman Mr. Erede was the senior partner, has performed professional legal services on behalf of Telecom Italia and some companies in the Group;

- in March 2001, Telecom Italia purchased a 12.3% stake in Netesi S.p.A. – with headquarters in Milan and operating in the area of on-line applications services – by subscribing to a first tranche of new shares issued for a capital increase for an investment of approximately euro 6.2 million. In September 2001, Telecom Italia's stake rose to 17.98% following a successive increase in share capital. Netesi's shareholders included and still include, among others, Omniaholding (a related party of Telecom Italia, through the then Chairman Roberto Colaninno) with a current stake of 7.92%;
- in August 2001, Huit II, a subsidiary of Telecom Italia, purchased - by exchanging 186 million Seat Pagine Gialle ordinary shares - a 100% stake in ISM S.r.l. (owned by Messrs. Ainio and Gualandri, both of whom are managers and directors of companies in the Group in service at the time), a company that holds – through the subsidiary Vertico N.V. - a 33.3% stake in Matrix S.p.A.;
- furthermore, two executives of Telecom Italia (in service at the time) have each purchased a building from Telecom Italia, paying the market price.



ECONOMIC AND FINANCIAL REVIEW OF THE BUSINESS UNITS OF TELECOM ITALIA GROUP

DOMESTIC WIRELINE



- **Strengthening of the market leadership position**
- **Increase in "transported" traffic and on-line traffic**
- **Launch of commercial policies and innovative services**
- **Development of high-connectivity international networks**
- **Change in the organizational structure**

THE STRUCTURE OF THE BU

The Domestic Wireline Business Unit operates on a national level as the consolidated market leader in wireline telephone and data services and call centers, for final customers and other operators. On an international level, Domestic Wireline develops fiber optic networks for wholesale customers, mainly in Europe and Latin America.



DOMESTIC WIRELINE
Telecom Italia DW
Wireline telecommunications services
- Traffic and access
- Data Business
- National wholesale
- International wholesale
National consolidated
Saritel S.p.A.
Atesia S.p.A.
Path.net S.p.A.
TMI group
International consolidated
Pan European Backbone
Latin American Nautilus group
Mediterranean Nautilus group
MED-1 group

At the end of the year, a new organizational structure was implemented, as follows:

Marketing
Customer Operation
Residential Customers
Business Customers
Executive Customers
National Wholesale
International Wholesale
Network
Public Telephone Services



The new organizational structure aims to:
- Shift the focus from the product to the customer
- Accelerate the decision-making process
- Increase efficiency
- Increase the integration and sharing of information
- Streamline the chain of control with the aim of improving time to market

MAJOR EVENTS/SCOPE OF CONSOLIDATION

No significant corporate events took place, apart from the companies that were set up for the "Pan European Backbone", "Mediterranean Nautilus" and "Latin American Nautilus" projects. The relative companies were established between the end of 2000 and the beginning of 2001 and were consolidated line-by-line in the 2001 financial statements.

ECONOMIC AND FINANCIAL DATA

The following table shows the key results in 2001, compared to those in 2000.



Gross operating profit
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
7,421
7,788
2000
2001

(millions of euro)	2001 (A)	2000 (B)	Change (A-B) Amount	%
Sales and service revenues	17,291	17,514	(223)	(1.3)
Gross operating profit	7,788	7,421	367	4.9
% on revenues	*45.0%*	*42.4%*		
Operating income	4,379	3,915	464	11.8
% on revenues	*25.3%*	*22.4%*		
Investments:				
- industrial	2,835	2,746	89	3.2
- goodwill				
Employees at year-end (number)	58,406	62,782	(4,376)	(7.0)

Almost all of the results refer to the Domestic Wireline function of Telecom Italia and take into account the exchanges with other functions of Telecom Italia S.p.A.. For comments on the trend of operations, please refer to the section "Economic and financial performance of Telecom Italia S.p.A.".

2001 was marked by fierce competition, based on the reduction of prices in the "Voice traffic" business area and in the market of Internet-access (ISP). In this context, the activity of Domestic Wireline was characterized by the following:
- the consolidation of its market leadership in the business areas of access, data services, web services and wholesale
- an increase in efficiency by means of strict control over costs and investments
- the return to traditional services, with the successful introduction of flat-rate offers for residential customers and customized offers for business customers
- a considerable increase in "transported" traffic on behalf of other operators and on-line traffic
- the reduction of rates for national, local and long-distance traffic, and outgoing international traffic, which was partly compensated by an increase in basic subscription charges

■ INFORMATION ON OPERATIONS

The following table shows the operating highlights in 2001, compared to those in 2000:

Operating data	**2001**	**2000**
Fixed network connections (in thousands)	27,353	27,153
- of which ISDN	5,403	4,584
Annual increase in minutes of traffic on the fixed network (%)	30.7	27.6
- national traffic	31.3	28.1
- international traffic	16.9	11.5
- outgoing	11.4	13.2
- incoming	12.6	(0.1)
- in transit	39.3	52.9

■ Telephony

During 2001 numerous commercial plans were offered for residential and business phone services, including:

Residential telephone services	Teleconomy voce	Subscription with 3,240,000 customers at the year end (+97% compared to the end of 2000)
	BBB/Teleconomy ADSL	Broadband subscription in bundling with the Teleconomy plan
	Sirio 187	First telephone in the world able to handle SMS
Business telephone services	Teleconomy24 aziende	Subscription with approx. 840,000 customers at year-end
	Teleconomy ADSL	Broadband subscription in bundling with the Teleconomy offer
	ADSL Smart	Broadband subscription for small and medium-size companies

With reference to Public Telephone Service installations, terminals using ISDN technology numbered 70,000 units at the year end (+54% compared to the end of 2000).

■ Data transmission

During the year, the commercial range of data packages was expanded by products such as:

"Hyperway"	A private national virtual network based on an IP protocol and a virtual LAN network for metropolitan areas, in which all services and applications are available (voice, data and video)
"NetVantage"	E-business solutions distributed through Internet Data Centers (IDC) to handle virtual communities' processes on-line
"Full Business Government"	E-business solutions distributed through IDC for the local Public Administration
"Full Business Banking"	E-business solutions distributed through IDC for the financial sector
"Web-Kit"	E-business solutions distributed through IDC for ADSL connectivity

■ Wholesale national

During the year, Telecom Italia consolidated its activities in the Wholesale national area with an increase in interconnection traffic of 126.4% (from 38.8 to 87.9 billion minutes) compared to 2000.



During the year, the range of rate plans was extended by products such as:

Permanent virtual channel	Allows Internet Service Providers and other operators to offer final customers data services through broadband access technologies on two-pair copper or fiber optic cables
Dark optic fiber	Supply without installation for using the Telecom Italia network, ensuring a potentially unlimited carrying capacity given the growing demand for broadband services from the market

- Wholesale international

As far as International Wholesale is concerned, the year was characterized by a growth in demand, particularly with regard to Internet and data services, with an increase in the volume of traffic by 18.7% (from 5.8 to 6.8 billion minutes) compared to 2000.

- National network

The national network in statistics at December 31, 2001 is as follows:

Exchange areas	about 10,400, served by 11,551 Line Stages (LS)
Switching areas	615, served by 653 Local Group Stages (LGS)
Gateway areas	33 served by 80 Transit Group Stages (TGS)
Copper access network	104.3 million of kilometers-pair
Fiber optic access network	417,000 kilometers-line
Fiber optic carrier network	2.8 million kilometers-line
Direct dialing circuits	3.9 million
Network for direct digital circuits	641,000 access points with speeds up to 2 Mbit/s
Network for direct analog circuits	166,200 access points
Frame Relay accesses	about 52,000 gates at 2Mbit/s

As far as the national network is concerned, during 2001 infrastructures and operation systems were improved, partly as a result of the growth in the activities of other providers on the Italian market. The following activities are worthy of note:

Dialing without the "zero"	Activation of dialing without the first "0" when calling mobile phone numbers
Call return	Activation of the call return service which provides customers with information about the last call received, including the number, date and time of the call, and with the option of re-calling the number automatically
National switching	Completion of the digitization of national switching, by transferring customers previously registered with analog exchanges to digital exchanges
Arianna	Continuation of the development of "Arianna", a ring network which uses the latest generation of SDH and DWDM (Dense Wavelength Division Multiplexing) technologies. These act as a basis for the new OCN (Optical Carrier Network) on which flows are carried requiring high quality and availability
SDH	The fiber optic network has been increased with 25 new DWDM systems, integrated by OADM (Optical Add Drop Multiplexer) systems
CNM (Customer Network Manager)	Module for the operation of private virtual networks on the WEB platform, which became operational during the year
T-Bone	Start of the project, with work that began on the eastern backbone of the fiber optic ring linking Milan and Palermo, consisting of 2,300 km of cable with 96 optic fibers and the laying of two submarine links under the Straits of Messina
Radio links	Installations with a higher capacity were created to cope with the growth in the demand of mobile operators



■ International network

The international network in statistics at December 31, 2001 is as follows:

Connected countries	237
- of which direct dialing	229
- of which ISDN	53
Switching exchanges	8 (4 in Milan, 3 in Rome and 1 in Palermo)
Extent of European backbone	36,600 kilometers-line
Bands	2 rings of 60,000 Mbit/s

As far as the international network is concerned, infrastructures and operating systems were developed in geographical areas with a strong growth in demand for capacity, which are of strategic importance to the subsidiaries and affiliates located in those areas. Highlights during the year include:

Pan European Backbone	Activation of the pan-European regional network, which connects nine countries (Austria, Belgium, France, Germany, Italy, Holland, Spain, Switzerland and Great Britain) with high-speed optical fibers and a ring structure which will guarantee the self-protection of traffic should a fault occur on any given section. 100%-owned subsidiaries have been set up by Telecom Italia in each of the countries linked by the network; they own the installations within the national borders and offer services mainly to Telecom Italia, to enable it to sell cross-border services to the wholesale clientele.
LAN (Latin American Nautilus)	Activation of the initial configuration of the LAN ring network, which connects eight junctions in Latin America, including Rio de Janeiro, São Paulo, Buenos Aires and Santiago with the junction in Miami
Mediterranean Nautilus	Work continued on the "Mediterranean Nautilus" project, the submarine optical fiber ring network which will connect Italy, Greece, Turkey, Israel and Egypt, with the collaboration of the subsidiaries Med-1 (installation) and Med Nautilus (operations)

■ SUBSIDIARIES



SARITEL
TELEMATICA ITALIANA

Saritel S.p.A.

Held by: Telecom Italia 100.0%.

The company operates as the "Internet factory" of the Telecom Italia Group. It handles the management of basic services and platforms, the integration of systems and the development of applications. The services are mainly offered to Domestic Wireline, TIM, Seat Pagine Gialle, Retevision Movil in Spain and IS Tim in Turkey.

The table shows the key economic highlights:

	2001 (millions of euro)	2000 (millions of euro)	Change (%)
Sales and service revenues	186	142	31.0
Gross operating profit	39	21	85.7
Operating income	17	12	41.7

Activities during the year:

- development of the range of dedicated products for the Telecom Italia Group





Atesia S.p.A.

Held by: Telecom Italia 100.0%.

The company operates in the sector of telemarketing and market research.

The table shows the key economic highlights:

	2001 (millions of euro)	2000 (millions of euro)	Change (%)
Sales and service revenues	83	77	7.8
Gross operating profit	40	39	2.6
Operating income	36	34	5.9

Activities during the year:

- development of the services performed on behalf of Telecom Italia and TIM

P.A.Net

PathNet S.p.A.

Held by: Telecom Italia 99.9%, Sodalia 0.01%.

The company is responsible for the development and management of the single Public Administration network.

The table shows the key economic highlights:

	2001 (millions of euro)	2000 (millions of euro)	Change (%)
Sales and service revenues	79	28	182.1
Gross operating profit	3	1	200.0
Operating income	1	(0.1)	•

Activities during the year:

- stipulation of important new contracts with the Public Administrations (56 contracts at year-end)

TMI group - Telemedia International Italia

Held by: Telecom Italia 100.0%.

The group offers international voice and data services on fixed networks.

The table shows the key economic highlights:

	2001 (millions of euro)	2000 (millions of euro)	Change (%)
Sales and service revenues	91	136	(33.1)
Gross operating profit	(53)	(55)	3.6
Operating income	(126)	(88)	(43.2)

Activities during the year:

- start of the reorganization of the group's operations with the sale of TMI Hong Kong

Latin American Nautilus group

Held by: Telecom Italia 70.0%, Entel Bolivia 10.0%, Entel Chile 10.0%, Telecom Arg. 10.0%

The group ensures the transport of traffic and the supply of transmission capacity for wholesale customers in Latin America.

The table shows the key economic highlights:

	2001 (millions of euro)	**2000** (millions of euro)	**Change** (%)
Sales and service revenues	3	-	•
Gross operating profit	(26)	(0.1)	•
Operating income	(27)	(0.4)	•

Activities during the year:
- activation of the initial configuration of the network
- re-negotiation with Global Crossing of the conditions for supplying transmission capacity in Latin America

Mediterranean Nautilus group

Held by: Telecom Italia 62.51%, SIN 7.49%.

The group ensures the transport of traffic and the supply of transmission capacity for wholesale customers in the Eastern Mediterranean.

The table shows the key economic highlights:

	2001 (millions of euro)	**2001** (millions of US$)	**2000** (millions of US$)	**Change in local currency** (%)
Sales and service revenues	54	48	56	(14.2)
Gross operating profit	20	18	28	(35.7)
Operating income	(20)	(17)	21	•

Activities during the year:
- completion of the northern section (between Catania, Chamia-Crete, Haifa and Tel Aviv) and the southern section (between Tel Aviv and Catania) of the network, which has been available for traffic since December

Med-1 group

Held by: Telecom Italia 23.17%, SIN 27.83%.

The group is responsible for installing land-based and submarine networks in the area of the Middle East.

The table shows the key economic highlights:

	2001 (millions of euro)	**2001** (millions of US$)	**2000** (millions of US$)	**Change in local currency** (%)
Sales and service revenues	13	12	6	100.0
Gross operating profit	2	1	(1)	•
Operating income	(5)	(5)	(6)	16.7

Activities during the year:
- cooperation in the laying of the fiber optic submarine Med Nautilus network



Pan European Backbone

Held by: Telecom Italia 100.0%.

A group of companies which is responsible for the transport of traffic and the supply of transmission capacity for wholesale customers in Europe.

The table shows the key economic highlights:

	2001 (millions of euro)	2000 (millions of euro)	Change (%)
Sales and service revenues	19	-	•
Gross operating profit	13	(1)	•
Operating income	7	(1)	•

Activities during the year:

- completion of the junctions for Milan, Zurich, Frankfurt, Amsterdam, Brussels, London and Paris and the start-up of commercial activities



MOBILE SERVICES





- **Growth of revenues and profit margins**
- **Extension of the range of products and services offered**
- **Diversification of rate plans**
- **Expansion in strategic foreign markets**

■ THE STRUCTURE OF THE BU

The Mobile Services Business Unit (TIM group) operates in the sector of national and international mobile telecommunications. Its international presence is concentrated in the Mediterranean Basin and in Latin America.

The Business Unit is organized as follows:



MOBILE SERVICES
National subsidiaries
TIM S.p.A.
International subsidiaries
TIM International
- Stet Hellas group (Greece)
- Tele Nordeste Celular Participaçoes group (Brazil)
- Tele Celular Sul Participaçoes group (Brazil)
- Maxitel group (Brazil)
- TIM Perù S.A.C.
- Corporacion Digitel C.A. (Venezuela)
Affiliated companies
Mobilkom Austria
IS Tim (Turkey)
Bouygues Telecom S.A. (France)

■ MAJOR EVENTS/SCOPE OF CONSOLIDATION

Key events in 2001 include:

- consolidation of the financial statements of Corporacion Digitel and the Maxitel group, acquired at the end of 2000
- setting up the company Tim Brasil, sub-holding company for the subsidiaries TIM Celular Centro Sul, TIM Sao Paulo, TIM Rio Norte, set up during the first months of the year
- contribution of the investment in Bitel (majority shareholder of Tele Nordeste Celular and Tele Celular Sul) to TIM Brasil by TIM International N.V.
- merger by incorporation of TIM International B.V. in SMH N.V. and the simultaneous change of the name of the latter to TIM International N.V.



■ ECONOMIC AND FINANCIAL DATA

The following table shows the key results in 2001, compared to the results in 2000.



Gross operating profit
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
4,447
4,760
2000
2001

(millions of euro)	2001 (A)	2000 (B)	Change (A-B) Amount	%
Sales and service revenues	10,250	9,418	832	8.8
Gross operating profit	4,760	4,447	313	7.0
% on Revenues	46.4%	47.2%		
Operating income	3,136	2,988	148	5.0
% on Revenues	30.6%	31.7%		
Investments:				
. industrial	3,151	4,206	(1,055)	(25.1)
. goodwill	31	899	(868)	•
Employees at year-end (number)	16,721	15,257	1,464	9.6

Compared to 2000, the growth in sales and service revenues, shown gross of the amounts due to third-party telecommunications operators, is 8.8% and can be attributed to the positive trend in the revenues of TIM S.p.A.. The percentage increase of the gross operating margin is lower than the growth of revenues as a result of the start-up of international companies.
For a description of operations, please refer to the comment on the group holding company TIM and the individual consolidated companies.



■ TELECOM ITALIA MOBILE S.P.A.

Held by: Telecom Italia 54.82%, Softe 0.14%.
The table shows the key economic highlights:

	2001 (millions of euro)	2000 (millions of euro)	Change (%)
Sales and service revenues	8,357	7,929	5.4
Gross operating profit	4,225	3,845	9.9
Operating income	3,231	2,862	12.9

The growth of revenues can be attributed to a further expansion of traffic (+7.6% in terms of revenues, +13.6% in terms of minutes). Compared to 2000, there was an increase in revenues from value-added services of approximately 56.5%, especially as a result of the spread of Internet services (more than 140%) and outgoing SMS (approximately 35%). The gross operating profit benefited from a reduction in outside costs. TIM's net income (equal to euro 1,907 million) reflects adjustments to the investments in the international segment, which involved an extraordinary writedown of the subsidiary TIM International N.V. of euro 532 million, before taxes.
In addition, important investments made during the year include:
- development of the GSM network, both for the development of the radio access network and the backbone network;
- completion of the infrastructures for the launch of data services (WAP, GPRS);
- continuation of work on the development of UMTS, laying the foundations for integrated voice, data and multimedia services for access networks (radio stations and control junctions).



During the year, TIM confirmed its leadership on a domestic market marked by fierce competition. The following objectives were pursued:

- new rate packages proposing innovative products
- further diversification in rate plans
- customer care, through the strengthening of CRM structures
- effectiveness and promptness in communication (both advertising and financial)
- stepped-up productive efficiency
- active participation in the main standardization bodies worldwide (3GPP, CEPT/ERC Committees, GSM Association, UMTS Forum)

The following table shows the key operating highlights, compared to 2000, and the main activities carried out by each sector:

TIM - Operating data	**2001**	**2000**
TIM lines in Italy (thousands)	23,946	21,601
Annual increase of mobile traffic in minutes (%)	13.6	24.6
GSM penetration in Italy (% population)	99.7	99.6
E-TACS penetration in Italy (% population)	98.0	98.0

During 2001, TIM reported significant progress in the development of SMS traffic, the creation of innovative services and the enhancement of offers with initiatives such as:

"LoSai di TIM"	Free service letting GSM customers know who has called while the telephone is switched off or out of range
FreeSMS	Package offering an automatic charging mechanism based on the number of SMS sent
CartAmici/ CartAuguri	Commercial package with special seasonal rates
Last Minute di TIM	Commercial package offering products and services that can be used for a limited time at very low unit costs
Autoricarica	Possibility of increasing the frequency with which bonuses are credited
GPRS	All TIM lines are also equipped to handle GPRS traffic, of fundamental advantage to the professional market, which acknowledges TIM as the only provider able to guarantee this service.

■ SUBSIDIARIES

■ EUROPE


TELESTET



Stet Hellas group

Held by: Tim International 63.95%.

The Group operates the GSM service in Greece.

The table shows the main economic and operating data:



	2001 (millions of euro)	**2000** (millions of euro)	**Change** (%)
Sales and service revenues	523	526	(0.6)
Gross operating profit	188	156	20.5
Operating income	89	76	17.1
	2001	**2000**	
Number of lines at year-end (millions)	2	1.6	
Market share	27%	28%	

1389



Activities during the year:

- Acquisition in the month of July of a UMTS license for Greek drachmas 50 billion (euro 145 million) and a DCS 1800 license for Greek drachmas 9 billion (euro 26 million). The acquisition of the new licenses was partly financed by a share capital increase of Greek drachmas 30 billion (euro 87 million). This capital increase, concluded in October, was entirely subscribed and raised the stake owned by TIM International from 59.29% to 63.95%.

■ LATIN AMERICA - Brazil

Tele Nordeste Celular

Tele Nordeste Celular Participaçoes group

Held by: Bitel 19.38%.

The group operates mobile network services in the northeast of Brazil.
The table shows the main economic and operating data:

	2001 (millions of euro)	2001 (millions of reais)	2000 (millions of reais)	Change in local currency (%)
Sales and service revenues	416	876	890	(1.6)
Gross operating profit	198	416	428	(2.8)
Operating income	102	215	199	8.0
		2001	**2000**	
Number of lines at year-end (millions)		1.8	1.5	
Market share		65%	65%	

Activities during the year:

- strategic repositioning in the most profitable customer segments
- launch of the TIM Business brand on the market
- international roaming offered to the Business clientele
- rationalization of the distribution network


TIM

Tele Celular Sul

Tele Celular Sul Participaçoes group

Held by: Bitel 19.37%.

The group operates mobile network services in the south of Brazil.
The table shows the main economic and operating data:

	2001 (millions of euro)	2001 (millions of reais)	2000 (millions of reais)	Change in local currency (%)
Sales and service revenues	423	889	750	18.5
Gross operating profit	179	376	333	12.9
Operating income	88	185	125	48.0
		2001	**2000**	
Number of lines at year-end (millions)		1.6	1.4	
Market share		65.4%	75%	

Activities during the year:

- policy of rationalizing costs and optimizing investments
- new packages for the prepaid segment
- consolidation of its market position
- activities to promote customer retention and loyalty among high-consumption customers
- launch on the market of the trademark TIM Business

MAXITEL

Maxitel group

Held by: Bitel 58.70%, TIM International 37.97%.

The group handles mobile telephone services in Brazil in the areas of Bahia and Sergipe.
The table shows the main economic and operating data:

	2001 (millions of euro)	2001 (millions of reals)	2000 (millions of reals)	Change in local currency (%)
Sales and service revenues	277	582	484	20.2
Gross operating profit	86	181	83	118.1
Operating loss	(21)	(44)	(125)	64.8
		2001	**2000**	
Number of lines at year-end (millions)		1.2	1	
Market share		33%	33%	

Activities during the year:
- new packages offered for the postpaid segment
- strategies for acquiring high-profile customers
- stepping-up customer loyalty and retention programs

■ LATIN AMERICA - Perù


TIM Perù S.A.C.

TIM Perù S.A.C.

Held by: TIM International 100.0%.

The company operates mobile telephone services.
The table shows the main economic and operating data:

	2001 (millions of euro)	2001 (millions of nuevo soles)	2000 (millions of nuevo soles)	Change in local currency (%)
Sales and service revenues	34	105	0	•
Gross operating loss	(55)	(173)	(37)	(367.6)
Operating loss	(76)	(238)	(62)	(283.9)
		2001	**2000**	
Number of lines at year-end (millions)		0.2	-	
Incremental market share		34%	-	

Activities during the year:
- launch of commercial service at the beginning of the year
- creation of more than 330 radio stations
- launch of business packages with new rate plans
- stipulation of 70 international roaming agreements



- LATIN AMERICA - Venezuela

Corporacion Digitel C.A.
Held by: TIM International 56.56%.
The company operates mobile telephone services.
The table shows the main economic and operating data:

	2001 (millions of euro)	2001 (billions of bolivares)	2000 (billions of bolivares)	Change in local currency (%)
Sales and service revenues	255	173	57	203.5
Gross operating profit (loss)	15	10	(23)	143.8
Operating loss	(32)	(21)	(40)	47.5
		2001	2000	
Number of lines at year-end (millions)		0.7	0.3	
Market share		18%	8%	

Activities during the year:
- revitalization of marketing activities
- development of distribution channels with the opening of corporate stores
- development of the network with 429 BTS in operation
- launch of the "Liber All" brand for subscriber customers
- promotional packages for the prepaid segment

■ AFFILIATED COMPANIES

- EUROPE - Austria

mobilkom

Mobilkom Austria A. & Co KG - Limited Partnership
Held by: Autel 25.0%, Telekom Austria 75.0%.
The company operates mobile telephone services.
The table shows the main economic and operating data:

	2001 (millions of euro)	2000 (millions of euro)	Change (%)
Sales and service revenues	1,408	1,319	6.7
Gross operating profit	575	423	35.9
Operating income	278	201	38.3
	2001	2000	
Number of lines at year-end (millions)	2.8	2.8	
Market share	43%	45%	

Activities during the year:
- maintenance of leadership position on the domestic market
- development of new value-added services
- development of international activities with the acquisition of SI-Mobil

1392



■ EUROPE - Turkey

IS Tim Telekomunikasyon Hizmetleri A.S.

Held by: Tim International 49.00%.

The company operates mobile telephone services.

The table shows the main economic and operating data:

	2001 (millions of euro)	2001 (billions of Turkish lire)	2000 (billions of Turkish lire)	Change in local currency (%)
Sales and service revenues	46	58,753	•	•
Gross operating loss	(181)	(229,154)	•	•
Operating loss	(382)	(484,897)	•	•
		2001	2000	
Number of lines at year-end (millions)		0.5	•	
Incremental market share		24%	•	

Activities during the year:

- company established in September 2000
- launch of the "Aria" brand service in March 2001, only five months after being awarded the GSM license
- a simple, innovative rate plan
- extension of network penetration to important tourist resorts
- spread of points of sale nationwide



■ EUROPE - France

Bouygues Telecom S.A.

Held by: Tim International through BDT 10.78%.

The company operates mobile telephone services.

The table shows the main economic and operating data:

	2001 (millions of euro)	2000 (millions of euro)	Change (%)
Sales and service revenues	2,681	2,037	31.6
Gross operating profit	687	740	(7.2)
Operating income (loss)	53	(195)	•
	2001	2000	
Number of lines at year-end (millions)	6.4	5.2	
Market share	18%	18%	

- During the first few months of 2002, the Telecom Italia Group reached an agreement for the sale of the 19.61% holding in BDT held by TIM International. The overall equivalent amount of the transaction will be equal to euro 750 million



INTERNET AND MEDIA



- **Growth of revenues**
- **Improvement in profit margins**
- **Change in the scope of consolidation**
- **New mission**

THE STRUCTURE OF THE BU

The Internet and Media Business Unit is responsible for the whole chain of value in the media sector. Its operations include telephone publishing and television and the BU is the national leader in the marketing of products and services for the office. Seat Pagine Gialle promotes the development of all Internet services for residential customers and for small and medium-size companies: access, portals and web services.
Within the framework of the new strategic guidelines, the mission of the BU includes the creation of a multi-platform media group which, using the mediums of paper, telephones, the Internet and television, will meet the needs of the public for information and entertainment, and the needs of businesses for communication and services.

Information Services Entertainment	Production and aggregation of content that can be exploited through access (monetization of content)	PAPER TELEPHONES INTERNET TV	Communication and service packages for businesses (monetization of audience)	Generation/ satisfaction of needs of audience
Business model based on connection			Business model based on advertising	

1394



The Business Unit consists of the Seat Pagine Gialle group, which is organized as follows (the table shows the main consolidated companies/areas of consolidated operations):



SEAT PAGINE GIALLE GROUP
Directories
Directory Assistance
Internet
Office products and services
Business information
TV and other
Seat Directories
TDL Infomedia group
Telegate group
Seat Internet
Matrix S.p.A.
Buffetti S.p.A. group
Consodata group
Holding Media e Comunicazione group

■ MAJOR EVENTS/SCOPE OF CONSOLIDATION

In 2001 the scope of consolidation was extended to include numerous companies that have been acquired recently, including the French group Consodata (Business Information), the British telephone publishing company TDL Infomedia (Directories), the German company Telegate (Directory Assistance), and the television group Holding Media e Comunicazione, formerly Cecchi Gori Communications (TV). The details of the main transactions carried out during the year are described below:

- Acquisition of a 64.532% investment (direct and indirect) in Telegate A.G. after acquiring Telegate Holding's remaining (48.63%) share capital
- Acquisition of the control of four Italian call centers by the company Giallo Voice (100%-owned by Seat Pagine Gialle)
- Exchange of 186 million Seat Pagine Gialle shares for a 100% stake in ISM by Huit II (subsidiary of Telecom Italia). ISM holds 33.3% of Matrix's capital through the subsidiary N.V.Vertico. After this transaction, the Telecom Italia Group holds control of Matrix with a 56.88% stake
- Acquisition of 54.5% of the French company Consodata, according to the terms of the agreement stipulated on July 31, 2000 between Seat Pagine Gialle and the founder shareholders of the same company, which operates in the sector of marketing information. The company is listed on the Nouveau Marché in Paris
- Conclusion in May of the takeover bid by Seat Pagine Gialle for the remaining shares of the Buffetti S.p.A. group not yet held
- Acquisition in June, following the share capital increase carried out in April, of 100% of the share capital of Cecchi Gori Communications (now Holding Media e Comunicazione)

■ ECONOMIC AND FINANCIAL DATA

The table shows the key economic highlights for 2001, compared to those in 2000, on a comparable consolidation basis.


Gross operating profit
500
400
300
200
100
0
361
444
2000
2001

(millions of euro)	2001 (A)	2000 (1)	2000 - with the same scope of consolidation (2) (B)	Change (A - B) Amount	%
Sales and service revenues	1,957	263	1,908	49	2.6
Gross operating profit (loss)	444	(35)	361	83	23.0
% on Revenues	22.7%	•	18.9%		
Operating income (loss)	31	(73)	(1)	32	•
% on Revenues	1.6%	•	•		
Investments:					
. industrial	175	34	251	(76)	(30.3)
. goodwill	203	-	n.d.		
Employees at year-end (number)	9,264	7,515	8,932	332	3.7

(1) Data refer only to Tin.it, with the exception of those pertaining to number of employees, which include the Seat Group.
(2) The data include the consolidated financial statements of the Seat Group, the operations of Tin.it from January 1, 2000 and companies recently acquired by the Seat Group.

Considering the same scope of consolidation, revenues increased by 2.6%, a satisfactory result given the economic slowdown which hit the European economy and, in particular, the advertising sector, where the Seat Pagine Gialle group generates a large proportion of its business. The main contributor to the growth was telephone publishing, which compensated the decline in Internet activities. The relative customers of Directories of Seat Pagine Gialle reached 670 thousand (+3.6% compared to the prior year), thanks partly to the boost from the launch and development of new products. The growth in the gross operating profit for the year (+23.0% with the same scope of consolidation) can be attributed to the policy of rationalizing costs and improving the profit margins of the telephone publishing business. The positive performance in these areas more than compensated the losses in Television.
The operating income was euro 31 million, a significant increase compared to the operating loss of euro 1 million reported in the financial statements in 2000, on a comparable consolidation basis.

■ INFORMATION ON OPERATIONS

During the year, Seat Pagine Gialle strengthened its presence in the markets in which it operates, thanks to its portfolio of brands with a high degree of awareness. The operations of the Group were marked by:
- continuity between platforms and products, making it possible (now and in the future) to exploit the potential of synergies and integration between directories, telephones and the Internet on the one hand, and between the Internet and TV on the other
- control over a commercial network that is unique from the standpoint of coverage, the number and type of clientele, platform coverage (paper, telephone, Web and TV) and in terms of the availability of a physical network through which to distribute products and services;
- greater cooperation with Telecom Italia Domestic Wireline for the sale of Internet ADSL connections (132,800 units at year-end compared to approximately 6,500 in the prior year).

For a description of operations during the year, please refer to the comments on the group holding company Seat Pagine Gialle and its main consolidated companies, presented below.

SEAT PAGINE GIALLE

■ SEAT PAGINE GIALLE S.P.A.

Held by: Telecom Italia 53.21%, Huit II 1.90%, Softe 0.13%, Saritel 0.02%.

The company operates in the sectors of telephone publishing and the Internet.
The table shows the economic highlights for 2001, compared to those in 2000, on a comparable consolidation basis:

	2001 (millions of euro)	2000 (millions of euro)	Change (%)
Sales and service revenues	1,089	1,037	5.0
Gross operating profit	505	337	49.9
Operating income	285	130	119.2

Activities during the year:

Telephone publishing	Telephone directories	Use of a new print font (Nomina)
	Pagine Gialle (Yellow pages)	Use of a new graphics layout for Yellow Pages (WhiteSpotLight)
	PGOL	New search engine, synergies with Virgilio and Yahoo
	Pagine Bianche.it	New alphabetic on-line search
	PPG	Enhancement of content, main city routings
Internet	Dial up	Volume of traffic equal to approximately 13.3 billion minutes in 2001 (+14% compared to 2000)
	"Prodotti free"	Number of active users equal to 1.3 million at the end of 2001 (+13% compared to 2000)
	"Utenti Pay"	Average daily consumption equal to 31.7 minutes/day/user (+18% compared to 2000)
	Broadband Access	Number of active users equal to 132,800 at the end of 2001 (+2000% compared to 2000)

telegate

■ SUBSIDIARIES

Telegate group

Held by: Seat Pagine Gialle 100.0%.

The group operates in the sector of Directory Assistance, and is the second-largest operator in Germany after Deutsche Telekom.
The table shows the key economic highlights for 2001, compared to those in 2000, on a comparable consolidation basis:

	2001 (millions of euro)	2000 (millions of euro)	Change (%)
Sales and service revenues	135.0	130.1	3.8
Gross operating loss	(11.9)	(1.1)	*
Operating loss	(32.3)	(10.7)	(201.9)

Activities during the year:
- revision of the pricing model
- launch of new value-added telephone services (distribution of various kinds of information other than simple directory assistance)

1397


THOMSON
Directories

TDL Infomedia group

Held by: Seat Pagine Gialle 99.60%.

The group operates in the telephone publishing sector, and is the second-largest publisher of directories in the United Kingdom.

The table shows the economic highlights for 2001, compared to those in 2000, on a comparable consolidation basis:

	2001 (millions of euro)	2000 (millions of euro)	Change (%)
Sales and service revenues	151.2	155.4	(2.7)
Gross operating profit	48.4	45.1	7.3
Operating income	19.1	20.0	(4.5)

Activities during the year:

- 173 local directories published and distributed compared to 170 in the prior year, representing 89% of revenues
- advertising on the Thomweb on-line directories
- business information services

MATRIX

Matrix S.p.A.

Held by: Finanziaria WEB 66.00%, NV Vertico 33.30%, Seat Pagine Gialle 0.70%.

The company operates in the Internet sector.

The table shows the key economic highlights for 2001, compared to those in 2000, on a comparable consolidation basis:

	2001 (millions of euro)	2000 (millions of euro)	Change (%)
Sales and service revenues	26.1	32.4	(19.4)
Gross operating loss	(38.6)	(16.4)	(135.4)
Operating loss	(39.8)	(20.4)	(95.1)

Activities during the year:

- strengthening of the position of the Virgilio portal, despite a marked slowdown in the whole sector (reach of 61.3%, more than 3,507 million annual page-views compared to 1,705 million in 2000)
- market share of 23% of the on-line advertising market for the Virgilio portal and the internal Active Advertising agency.


Buffetti

Buffetti S.p.A. group

Held by: Seat Pagine Gialle 100.0%.

The group operates in the sector of products and services for the office.

The table shows the key economic highlights for 2001, compared to those in 2000, on a comparable consolidation basis:

	2001 (millions of euro)	2000 (millions of euro)	Change (%)
Sales and service revenues	238.7	228.8	4.3
Gross operating profit	11.4	14.0	(18.6)
Operating income	4.4	8.9	(50.6)

Activities during the year:

- completion of the reorganization of activities associated with direct sales to businesses and consumer products, created with the aim of specializing the sales networks and fully exploiting the synergies existing within the Group

- preparations for the start-up of the new print-on-demand service (customized printing on demand), including the signing of an agreement with a qualified partner to create a joint venture.

Consodata

Consodata group

Held by: Seat Pagine Gialle 90.74%.

The group operates in the sector of business information in the French market.
The table shows the economic highlights for 2001, compared to those in 2000, on a comparable consolidation basis:

	2001 (millions of euro)	2000 (millions of euro)	Change (%)
Sales and service revenues	83.2	83.8	(0.7)
Gross operating profit	3.4	8.9	(61.8)
Operating loss	(14.5)	(12.0)	(20.8)

Activities during the year:
- application in the field of direct and information marketing, through the development of one-to-one services (collecting data on models of household consumption), data management services (processing and data analysis) and market intelligence (enhancement and sale of the same information).

Holding Media e Comunicazione group

Held by: Seat Pagine Gialle 100.0%.

The group operates in the sector of radio and television broadcasting.
The table shows the key economic highlights for 2001, compared to those in 2000, on a comparable consolidation basis:

	2001 (millions of euro)	2000 (millions of euro)	Change (%)
Sales and service revenues	85.5	81.8	4.5
Gross operating loss	(74.8)	(29.9)	(150.2)
Operating loss	(98.6)	(38.9)	(153.5)

Activities during the year:
- joint venture with the Viacom Group for broadcasting the MTV Italia channel (on air since May 2001) on television frequencies
- launch of the La7 brand (June 2001)
- revision of the initial project to create a general-type TV channel on La 7, with high costs and considerable financial risk; outlining and definition of a project for a television channel with a high information content (on air since March 2002)
- increase of geographical penetration and the percentage of the population served by the TV signal distribution network



INTERNATIONAL OPERATIONS



- **Strengthening of the Group's international presence in business segments with good growth potential**
- **Optimization of the portfolio of business activities**

THE STRUCTURE OF THE BU

The International Operations Business Unit operates in the sector of fixed and integrated fixed-mobile telecommunications. Its operations are mainly concentrated in Europe and Latin America.

The Business Unit is organized into companies - coordinated by Telecom Italia's "International Operations" business segment - for the most part controlled by the holding company Stet International Netherlands.



INTERNATIONAL OPERATIONS
SIN
TI WEB
Subsidiaries
Affiliated companies
Affiliated companies
9Telecom Reseau group (France)
BBNed (Holland)
Intelcom San Marino S.p.A.
Entel Chile group
Entel Bolivia group
Auna group (Spain)
Telekom Austria group
Telekom Srbija a.d.
Telecom Argentina group
Brasil Telecom Participacoes group
Etec S.A. (Cuba)
GLB Serviços Interativos (Globo.com) (Brazil)

MAJOR EVENTS/SCOPE OF CONSOLIDATION

The following transactions took place during the year 2001:

- in France, Jet Multimedia (9Telecom Reseau group) acquired a 100% stake in Victoire Multimedia from the LVMH group.

- in Spain, the shareholder base changed in AUNA (the holding company created in December 2000) after which the Telecom Italia Group holds 26.89% of the share capital. In December, an agreement was reached between the Telecom Italia Group and Endesa, Union Fenosa and Santader Central Hispano for the disposal of the investment in the company.

- in Chile new stakes were acquired in the Entel Chile group, bringing the total to 54.76%.
- during the first quarter, 30% of Mediterranean Nautilus S.A. (which also includes Elettra) was sold to F.T.T. Investment, a company belonging to the Israeli group Fishman.

Compared to the prior year, the transactions carried out in 2001 led to the inclusion in the scope of consolidation of the Entel Chile group and the Jet Multimedia group, whose balance sheets only were consolidated in 2000, and the exclusion of the Nortel Inversora group -Telecom Argentina. At December 31, 2001 the latter was consolidated using the equity method.

ECONOMIC AND FINANCIAL DATA

The table shows the key results for 2001, compared to those in 2000.


Gross operating profit (loss)
500
400
300
200
100
0
347
-3
2000
2001

(millions of euro)	2001 (A)	2000 (*) (B)	Change (A-B) Amount	%
Sales and service revenues	1,879	505	1,374	272.1
Gross operating profit (loss)	347	(3)	350	•
% on Revenues	*18.5%*	-		
Operating loss	(268)	(135)	(133)	(98.5)
% on Revenues	-	-		
Investments:				
. industrial	517	204	313	153.4
. goodwill	773	780	(7)	(0.9)
Employees at year-end (number)	7,307	2,572	4,735	184.1

(*) Restated to give effect to the consolidation of Nortel Inversora group using the equity method instead of the proportional consolidation method.

The above data take into account the exchanges between the International Operations function and the other functions of Telecom Italia S.p.A..

In 2001, the revenues and the gross operating profit of the Business Unit increased following a larger contribution by 9Telecom and the inclusion in the scope of consolidation of the Entel Chile and Jet Multimedia groups. On the other hand, there was a significant increase in the operating loss compared to 2000 which can mainly be attributed to higher amortization of goodwill, and the increase in provisions for adjustments relating to the Entel Chile and 9Telecom groups.

INFORMATION ON OPERATIONS

In 2001, the development and management of the foreign investment portfolio was aimed at maintaining the presence of the Telecom Italia Group in strategic markets (Latin America and Europe) and in business segments with high growth potential.

■ SUBSIDIARIES



■ EUROPE - France

9Telecom Reseau group

Held by: SIN 97.34%, T.M.I. Telemedia Int. 0.04%.

The group operates in the sectors of wireline telephone services, voice services, data and Internet services. It also operates in the sector of traditional hosting in France.

The table shows the key economic and operating highlights:

	2001 (millions of euro)	2000 (millions of euro)	Change (%)
Sales and service revenues	277	96	188.5
Gross operating loss	(129)	(151)	14.6
Operating loss	(296)	(175)	(69.1)
	2001	**2000**	
Voice customers at year-end (thousands)	672	360	
Internet customers at year-end (thousands)	114	45	

Activities during the year:

- Internet-access operations of Magéos-Explorer transferred to 9Telecom
- Magéos-Explorer's focus on value-added services in the Internet sector

bbned

■ EUROPE - Holland

BBNed group

Held by: SIN 96.17%.

The group operates in the Dutch market of broadband (XDSL) local access services for ISP and business customers.

The table shows the key economic and operating highlights:

	2001 (millions of euro)	2000 (millions of euro)	Change (%)
Sales and service revenues	0.6	-	•
Gross operating loss	(16)	(2)	•
Operating loss	(18)	(2)	•
	2001	**2000**	
Number of ADSL lines at year-end	462	-	

Activities during the year:

- concentration of investments on the development of the connection network to the backbone

■ EUROPE - Republic of San Marino

Intelcom San Marino S.p.A.

Held by: SIN 70.00%.

The company owns the monopoly for international telephone services in the Republic of San Marino. In addition, it offers value-added services associated with the sale of international connections, as well as data-transmission, hosting and housing and Internet-access services.

The table shows the key economic and operating highlights:

	2001 (millions of euro)	2000 (millions of euro)	Change (%)
Sales and service revenues	41	57	(28.1)
Gross operating profit	2	4	(50.0)
Operating income	1	2	(50.0)
	2001	2000	
Volume of traffic handled (millions of minutes)	304	230	
Internet customers at year-end (thousands)	4.6	3.6	

Activities during the year:
- agreements with new customers that are manufacturers of prepaid cards (the company's most important sector of activity)



- LATIN AMERICA - Chile

Entel Chile group

Held by: SIN 54,76%.

The group operates in the sectors of fixed and mobile telephone services, data-transmission and Internet-access services.

The table shows the key economic and operating highlights:

	2001 (millions of euro)	2001 (billions of pesos)	2000 (billions of pesos)	Change in local currency (%)
Sales and service revenues	1,251	710	523	35.8
Gross operating profit	374	212	165	28.5
Operating income	128	72	64	12.5
		2001	2000	
Number of fixed lines at year-end (thousands)		95	85	
N. of mobile customers at year-end (thousands)		1,936	1,274	
Internet customers at year-end (thousands)		326	234	

Activities during the year:
- consolidation of its position as an integrated provider of telecommunications services
- leadership position in the mobile phone market achieved by Entel PCS (a subsidiary and owner of the most important GSM network in Latin America)
- acquisition of three WLL licenses to provide fast Internet-access services and fixed telephone services in Chile and abroad



■ LATIN AMERICA - Bolivia

Entel Bolivia group

Held by: SIN-ICH-ETI 50.00%.

The group operates in the sectors of wireline and mobile telephone services, Internet, data transmission, telex and telegraphy services.

The table shows the economic and operating highlights for 2001, compared to those in 2000:

	2001 (millions of euro)	2001 (millions of bolivianos)	2000 (millions of bolivianos)	Change in local currency (%)
Sales and service revenues	220	1,320	1,322	(0.2)
Gross operating profit	91	545	554	(1.6)
Operating income	15	91	141	(35.5)
		2001	**2000**	
Number of fixed lines at year-end (thousands)		53	40	
N. of mobile customers at year-end (thousands)		368	261	
Internet customers at year-end (thousands)		12	12	

Activities during the year:

- GSM technology introduced in Bolivia
- consolidation of its leadership position in the business and corporate clientele services segments
- complete deregulation of the TLC market, introduction of carrier selection and local access, previously in the exclusive hands of cooperatives

■ AFFILIATED COMPANIES

■ EUROPE - Spain

Auna group

Held by: SIN 22.77%, Tim International 3.81%, Multimedia Cable 0.31%.

The group operates in the sectors of fixed and mobile telephone services, data-transmission and Internet-access services.

The table shows the key economic and operating highlights:

	2001 (millions of euro)	2000 (millions of euro)
Sales and service revenues	2,333	585
Gross operating profit	174	(52)
Operating loss	(524)	(259)
	2001	**2000**
Active fixed indirect telephone customers at year-end (thousands)	1,287	1,084
Active fixed direct telephone customers at year-end (thousands)	228	90
Number of mobile lines at year-end (thousands)	5,225	3,719
Internet customers at year-end (thousands)	1,225	888

NB - The data for 2001 are not comparable with those of the prior year on account of the reorganization that took place in 2000.

Activities during the year:

- position strengthened as Spain's second-largest integrated telephone operator in Spain
- 40% market share reached by subsidiary Eresmas for Internet portals and ISPs

- investments continued in the mobile market for the development of GPRS and UMTS networks

In December, an agreement was reached between the Telecom Italia Group and Endesa, Union Fenosa and Santader Central Hispano for the sale of the 26.89% stake owned by the Telecom Italia Group. The agreement, which became official in January and is subject to normal regulatory approvals by the Regulator, will make it possible to generate net proceeds of euro 1.85 billion.

Telekom Austria

■ EUROPE - Austria

Telekom Austria group

Held by: SIN 29.78%.

The group operates in the sectors of wireline and mobile telephone services, data-transmission and Internet-access services.

The table shows the key economic and operating highlights:

	2001 (millions of euro)	2000 (millions of euro)	Change (%)
Sales and service revenues	3,943	3,897	1.2
Gross operating profit	1,488	1,087	36.9
Operating income (loss)	326	(5)	•
	2001	**2000**	
Number of fixed lines at year-end (thousands)	3,166	3,269	
Number of mobile lines at year-end (thousands)	2,850	2,804	
Internet customers at year-end (thousands)	656	293	

Activities during the year:

- restructuring of human resources with a cutback of approximately 2,700 persons
- introduction of a new, more customer-oriented organizational model
- continued international expansion in the mobile segment
- launching of the new portal for the development of new services and applications

Telekom Srbija

■ EUROPE - Serbia

Telekom Srbija a.d.

Held by: SIN 29.00%.

The company operates in the sector of fixed telephone services, data services and mobile telephone services.

The table shows the key economic and operating highlights:

	2001 (millions of euro)	2001 (millions of dinars)	2000 (millions of dinars)	Change in local currency (%)
Sales and service revenues	438	26,152	21,819	19.9
Gross operating profit	161	9,592	9,240	3.8
Operating income	49	2,910	3,836	(24.1)
		2001	**2000**	
Number of fixed lines at year-end (thousands)		2,264	2,206	
N. of mobile lines at year-end (thousands)		821	433	

Activities during the year:
- two rate increases carried out to compensate for the devaluation of the dinar and inflation in 2000
- aims of operational repositioning and restoring economic and financial equilibrium of the company upheld



■ LATIN AMERICA - Argentina
Telecom Argentina group
Held by: Telecom Italia and SIN through Nortel Inversora 13.97%.
The company operates in the sector of fixed and mobile telephone services, data-transmission and Internet-access services.
The table shows the key economic and operating highlights:

	2001 (millions of euro)	2001 (millions of pesos)	2000 (millions of pesos)	Change in local currency (%)
Sales and service revenues	3,558	3,188	3,362	(5.2)
Gross operating profit	1,904	1,705	1,661	2.6
Operating income	636	570	691	(17.5)
		2001	**2000**	
Number of fixed lines at year-end (thousands)		3,584	3,575	
N. of mobile lines at year-end (thousands)		2,136	2,058	
Internet customers at year-end (thousands)		247	250	

Activities during the year:
- implementation of radical process to optimize costs and investments
- market leadership position achieved in ADSL access packages and role of market leader in the mobile segment upheld
- plan approved to merge Telecom Internet and Telecom Argentina by incorporation



■ LATIN AMERICA - Brazil
Brasil Telecom Participações S.A. group
Held by: SIN through Solpart 7.28%.
The group operates in the sector of fixed local and long-distance telephone services.
The table shows the economic and operating highlights for 2001, compared to those in 2000:

	2001 (millions of euro)	2001 (millions of reais)	2000 (millions of reais)
Sales and service revenues	3,074	6,464	4,732
Gross operating profit	1,633	3,434	2,664
Operating income	571	1,201	869
		2001	**2000**
Number of fixed lines at year-end (thousands)		8,638	7,446

NB - The data for 2001 are not comparable with those of the prior year on account of the reorganization that took place in 2000.

Activities during the year:
- formation of the company BrTurbo with the aim of developing activities associated with access (narrow band and broadband) and the relevant value-added services
- acquisition of a 19.9% stake in VANT with the aim of developing data traffic approved by the Board of Directors of Brasil Telecom



■ LATIN AMERICA - Brazil
GLB Serviços Interativos S.A.
Held by: TI Web 28.57%.
The company operates in the Internet sector. It owns the "Globo.com" brand.
The table shows the key economic and operating highlights:

	2001 (millions of euro)	2001 (millions of reais)	2000 (millions of reais)	Change in local currency (%)
Sales and service revenues	7	14	12	16.7
Gross operating profit	(73)	(150)	(109)	(37.6)
Operating income	(75)	(157)	(112)	(40.2)
		2001	2000	
Internet customers at year-end (thousands)		11.7	11.7	

Activities during the year:
- investments made with the aim of improving the quality of the portal and its ranking as one the most visited portals (in 3rd place at end December 2001)



■ LATIN AMERICA - Cuba
Etec S.A.
Held by: SIN 29.29%.
The company operates in the sector of national and international fixed telephone services and Internet services.
The table shows the key economic and operating highlights:

	2001 (millions of euro)	2001 (millions of US$)	2000 (millions of US$)	Change in local currency (%)
Sales and service revenues	314	281	293	(4.1)
Gross operating profit	206	185	202	(8.4)
Operating income	153	137	169	(18.9)
		2001	2000	
Number of fixed lines at year-end (thousands)		555	470	
Internet customers at year-end (thousands)		5	3	

Activities during the year:
- transit agreements reached for international traffic as an alternative to the severing of telephone communications with the United States
- Internet plans consolidated and a horizontal portal launched about Cuba



INFORMATION TECHNOLOGY SERVICES



- **Industrial rationalization and corporate reorganization**
- **Improvement in profit margins**

■ THE STRUCTURE OF THE BU

The "Information Technology Services" (IT Services) Business Unit is responsible for the information technology activities of the Group and covers the whole chain of value of information services, while pursuing objectives to reposition its activities on higher value-added products.

The Business Unit, established as part of a plan to integrate various companies, such as Finsiel, Netsiel, Telesoft, Sodalia and the former information technology function of Telecom Italia, is organized as follows:



INFORMATION TECHNOLOGY SERVICES
Subsidiaries
IT Telecom S.p.A.
Finsiel group
Telesoft group
Netsiel S.p.A.
Sodalia S.p.A.

To reflect the new strategic guidelines, the Business Unit was altered at the beginning of 2002 and is now subdivided into two new organizational structures:

- **Information Technology Group (ITG)**
  The companies comprising the ITG Business Unit (IT.Telecom, Telesoft group, Netsiel, Sodalia, Netikos) will be oriented towards increasing efficiency and quality within the framework of service activities directed at all the Business Units of the Telecom Italia Group operating on the market. The companies Saritel and TILAB will also report to ITG.

- **Information Technology Market (ITM)**
  The companies comprising the ITM Business Unit (Finsiel group) will continue to pursue activities geared directly to the external market. This market is made up of central and local administrations moving towards decentralization and e-government, as well as banks and businesses.

■ MAJOR EVENTS/SCOPE OF CONSOLIDATION

During the year, the first phase of industrial rationalization and corporate reorganization was fully implemented according to homogeneous areas of the Business Unit through the following transactions:

- the sale of Telecom Italia's "Information Systems Development Service" business segment to Telesoft
- the sale of Finsiel's "Applications Software Development Services" business segment to Telesoft
- the sale of the Eis "Services" business segment to Netsiel
- the sale of Consiel's "Health" business segment to Finsiel
- the transfer of the investment in Lottomatica to Finsiel, through the partial, nonproportional spin-off of Sogei. This transaction was aimed at its subsequent listing on the stock exchange, which took place in 2001
- sale of Consiel's "Training" business segment to the Scuola Superiore G. Reiss Romoli

■ ECONOMIC AND FINANCIAL DATA

The following table shows the key results for 2001, compared to those in 2000.


Gross operating profit
500
400
300
200
100
0
329
332
2000
2001

(millions of euro)	2001 (A)	2000 (B)	Change (A-B) Amount	%
Sales and service revenues	2,033	2,138	(105)	(4.9)
Gross operating profit	332	329	3	0.9
% on Revenues	*16.3%*	*15.4%*		
Operating income	162	134	28	20.9
% on Revenues	*8.0%*	*6.3%*		
Investments:				
- Industrial	129	125	4	3.2
- Goodwill	1	1	-	-
Employees at year-end (number)	11,288	12,005	(717)	(6.0)

The trend in sales and service revenues was affected by the new outsourcing contracts signed in 2001 by Telesoft and Netsiel with the Domestic Wireline Business Unit of the Parent Company, completing the corporate spin-offs of Telecom Italia's former information technology function. These contracts, which aim to achieve maximum efficiency at competitive market prices, produced a considerable reduction of revenues in the areas devoted to those activities. However, during the year, profitability gradually improved, both in terms of gross operating profit and operating income.

■ INFORMATION ON OPERATIONS

During the year, operations were marked by a series of initiatives with the following aims:

- ensuring innovation, development and optimum IT-operations within the Group
- developing the range of professional IT services in new and traditional segments of the market
- starting to take action with regard to the organization, governance processes, technologies and expertise necessary for implementing the new IT industrial plan



Finsiel group

Held by: Telecom Italia 77.92%.

The group supplies software and information technology services to the market, particularly the areas of banking, finance and the Public Administration.

The table shows the key economic highlights:

	2001 (millions of euro)	2000 (millions of euro)	Change (%)
Sales and service revenues	1,209	1,167	3.6
Gross operating profit	168	159	5.7
Operating income	124	107	15.9

Activities during the year:

- development of processes for the administrative and tax decentralization of central and local Public Administrations
- broadening of the range of on-line services in the fields of e-business, e-banking and training
- launch of a range of customized web-based solutions for companies, banks and Public Administrations



Telesoft group

Held by: Telecom Italia 60.00%, Finsiel 40.00%.

The group supplies software and information technology services for the Telecom Italia Group.

The table shows the key economic highlights:

	2001 (millions of euro)	2000 (millions of euro)	Change (%)
Sales and service revenues	525	450	16.7
Gross operating profit	42	35	20.0
Operating income	25	20	25.0

Activities during the year:

- development of activities on behalf of the Telecom Italia Group, partly by creating management processes for the telecommunications network and support systems for marketing

netsiel

Netsiel SpA

Held by: Telecom Italia 68.65%, Finsiel 31.35%.

The company manages Telecom Italia's information technology structures.

The table shows the key economic highlights:

	2001 (millions of euro)	2000 (millions of euro)
Sales and service revenues	359	63
Gross operating profit	119	20
Operating income	14	3

NB - The data for 2001 are not comparable to those of the prior year.

Activities during the year:

- start-up of the new activity, following the contribution of Telecom Italia's "Information Systems Operation" business segment on December 31, 2000


SODALIA

Sodalia SpA

Held by: Telecom Italia 100.0%.

The company creates innovative software for telecommunications.

The table shows the key economic highlights:

	2001 (millions of euro)	2000 (millions of euro)	Change (%)
Sales and service revenues	21	26	(19.2)
Gross operating profit	6	7	(14.3)
Operating income	2	3	(33.3)

Activities during the year:

- in the wireline area, the most significant project involved the creation of an integrated platform to manage the broadband network, on which work will continue in 2002.



SATELLITE SERVICES



- **Growth in consolidated revenues**
- **Development of operating performance**
- **Focus on multimedia and broadband satellite services**
- **Participation in the most important space projects in Europe**

■ THE STRUCTURE OF THE BU

The "Satellite Services" Business Unit (consisting of the Telespazio group and Telecom Italia's "Satellite Telecommunications" business segment) is responsible for developing satellite communication systems for phone and data, radio and television broadcasting and earth-observation.



SATELLITE SERVICES
National subsidiaries
Telespazio S.p.A.
e-GEOS S.p.A.
Eurimage S.p.A.
CTM S.C.p.A.
International subsidiaries
Telespazio Brasil S.A.
MCS Europe group
Telespazio Luxembourg S.A.
Telespazio North America Inc.

■ MAJOR EVENTS/SCOPE OF CONSOLIDATION

The main corporate events during the year include:
- the suspension of the Astrolink project, a description of which is given below
- the sale of the investments in the Intelsat, New Skies Satellite, Inmarsat and Eutelsat satellite consortiums at the end of 2001

These transactions had no effect on the scope of consolidation.

■ ECONOMIC AND FINANCIAL DATA

The following table shows the key results for 2001, compared to those in 2000.


Gross operating profit
200
150
100
50
0
159
50
2000
2001

(millions of euro)	2001 (A)	2000 (B)	Change (A-B) Amount	%
Sales and service revenues	648	340	308	90.6
Gross operating profit	159	50	109	218.0
% on Revenues	24.5%	14.7%		
Operating income (loss)	60	(52)	112	°
% on Revenues	9.3%	°		
Investments:				
. industrial	29	31	(2)	(6.5)
. goodwill		-		
Employees at year-end (number)	1,196	1,206	(10)	(0.8)

The positive results of operations in 2001 were influenced by industrial growth and by the early conclusion of the important Astrolink order, as well as the positive trend of the "Media & Communication" and "Space System" segments. More precisely, in the "Media & Communication" segment, the volumes generated by the Television sector partly compensated the fall in volumes of the Telecommunications sector. With regard to space activities, work was stepped up on large international projects. As far as Astrolink is concerned, the difficult economic scenario that emerged from the collapse of the New Economy and the tragic events of September 11 influenced the strategic priorities of Lockheed Martin (majority shareholder and main supplier of Astrolink). The project came to a definitive halt in December, making it necessary to writedown the financial investment. Overall, the negative effects deriving from the Astrolink project were partly absorbed by the gains realized on the sale of shares in portfolio.

■ INFORMATION ON OPERATIONS

■ Media & Communication

- Start-up of the marketing of multimedia services on the Evolv-e platform. These activities acquire greater importance in relation to the competitive scenario that has resulted from the emergence of new operators and from the transformation of the satellite consortiums Eutelsat and Intelsat into companies
- Continuation of outsourcing activities for the United States Navy, the Ministry of Defense and for the management of a new broadband service for Inmarsat, scheduled to become operational in 2002
- Acquisition of a contract with Unicredito (Xelion) to connect on-line trading stations situated on mobile vehicles which traveled around Italy in 2001
- Consolidation of the FIAT network which currently connects the headquarters in Turin to more than 1,700 dealers located in 17 European countries, for which further expansion is planned
- Acquisition of the services for "Il Sole24Ore", which uses the broadcasting capacity of Skyplex technology on board Hot Bird satellites to broadcast a television channel, a radio channel, an information bulletin about stock-exchange listings (Radiocor) and the pages of its newspaper to printers located nationwide for printing

■ Space System

- Intensification of activities associated with the major projects currently in progress: Galileo (positioning, navigation and mobile communications system), Cosmo Skymed (the high-resolution earth-observation with both fiber optic and radar systems), SICRAL (the national military satellite telecommunications system) and ARTEMIS (the advanced satellite telecommunications system of ESA, the European Space Agency)



TILAB



- **Creation of TILAB with the contribution of Telecom Italia's "Venture Capital" business segment to CSELT**
- **New projects for the mobile and wireline networks**
- **Innovative solutions in strategic ICT sectors**
- **Research in areas capable of leveraging synergies for the Group**

■ THE STRUCTURE OF THE BU

The TILAB Business Unit, created from the integration of the technological experience of CSELT and the Venture Capital Management experience of Telecom Italia, identifies and manages innovative initiatives, creating business opportunities both for companies within the Group and for the external market.



TILAB
TILAB S.p.A.
Loquendo S.p.A.
Telsy S.p.A.

■ MAJOR EVENTS/SCOPE OF CONSOLIDATION

- sale of the business segment devoted to general services and real-estate management to Olivetti Multiservices (OMS);
- formation of Loquendo from the spin-off of vocal technologies;
- acquisition, through Loquendo, of 100% of the share capital of Vocal Point, a California company operating in the field of vocal web, re-named Loquendo Inc.; at the same time, Vocal Point shareholders acquired an approximate 16% stake in Loquendo.
  This initiative, the primary objectives of which were industrial integration, with the development of portfolio of products and an outlet for Loquendo on the North American market, was not successful. Loquendo Inc. was therefore placed in liquidation;
- creation, with the American group Ramius Capital, of the United States Saturn Venture Partners fund for investments in ICT technologies;
- acquisition from SAIAT of 100% of Telsy, a manufacturing company for products and services in computer security systems in TLC;
- reorganization of the investment portfolio through the concentration of Venture Capital investments in foreign subsidiaries, maintaining direct control over industrial investments.

ECONOMIC AND FINANCIAL DATA

Gross operatign loss


20
10
0
-10
-20
-9
-14
2000
2001

The following table shows the key results of 2001, compared to those in 2000.

(millions of euro)	2001 (A)	2000 (B)	Change (A-B) Amount	%
Sales and service revenues	134	123	11	8.9
Gross operating loss	(14)	(9)	(5)	(55.6)
% on Revenues	•	•		
Operating loss	(34)	(34)	-	-
% on Revenues	•	•		
Investments:				
- Industrial	16	33	(17)	(51.5)
- Goodwill	6	-	6	•
Employees at year-end (number)	1,422	1,287	135	10.5

Despite the difficulties associated with the repositioning of activities within the Telecom Italia Group and the fall in orders on the part of certain functions of the parent company, revenues increased by 8.9%, thanks to the growth in demand by TIM and the growth in non-captive activities. The deterioration of the gross operating loss (-55,6%), on the other hand, was caused by the considerable increase in the consumption of raw materials and outside services, and by the increase in labor costs, due essentially to a rise in the number of employees (+10.5%), and partly the result of the acquisition of Telecom Italia's "Venture Capital" business segment.

The operating loss, despite benefiting from lower operating costs, remains unchanged compared to the prior year.

INFORMATION ON OPERATIONS

The activity of the Business Unit, which focuses on R&D and which also involved the start of cooperation with Pirelli Labs and with suppliers of strategic importance for the Telecom Italia Group, included:

- the study of qualified techniques in mobile and fixed sectors
- the definition of tools for network design, planning and management
- the definition and testing of local access techniques
- the development of solutions, products and architectures that can be integrated in silicon
- the development of modular products, developed as software and which can be transformed into firmware for special solutions or hardware components
- the creation of the first prototypes of intelligent aerials and passive filtering systems for UMTS
- the refinement and multi-lingual extension of techniques for voice synthesis and voice recognition

The most significant achievements in 2001 include:

- An experimental fiber optic automatic routing network (ASON/GMPLS), able to automatically activate optic connections (wavelengths) whenever the need arises (the Optical transport network for the new Internet). Furthermore, in the field of optical networks a measurement system has been developed to characterise the polarisation dispersion of single-mode optical fibres. Both projects are essential in terms of the cooperation begun with Pirelli Labs.
- Definition of analytical models for dimensioning the radio resources of a *GSM/GPRS* cell



shared by voice and data services, and for characterizing data traffic. Models were also created for dimensioning the access network and the *UMTS Core Network*.

- Consolidation of the NETPLANNER platform, to dimension various network structures and carry out the resulting technical and economic assessments, and the NETCOST platform, which can analyze the actual and incremental costs of services supplied by the telecommunications network.
- Creation of a platform to locate mobile land-based terminals based on in-house technology.
- Creation of the AMICO platform, which can create and manage Instant Messaging (or chatting) services. The platform, which has been adopted by TIM, is particularly innovative because it integrates mobile access.
- Definition of the business models and the relative reference architectures for the Content Delivery Network. In addition, the CDN Services Center was designed with the aim of offering innovative content distribution (policy definition/enforcement, configuration, monitoring, reporting) in a multi-Content Provider logic to Networks/Service Providers.
- Reproduction of the JADE platform, formerly completely developed by TILAB, in a *light* version known as JpL (JADE powered by LEAP), and subsequently transferred to a mobile platform (iPaq).
- Development of the *JoeXpress* platform, in the field of the development of MPEG, a service which will become operational in June, and *Movida*. In the same field, the *Easy Video Platform* proposal was designed to supply audiovisual services on mobile systems.
- With reference to the VIPLibrary system (System on Chip) the new product *VIPlatform* was launched, making it possible to produce complete simulations of ICT systems (for example: complete transmission and reception chains for Level 1 UMTS, data compression and de-compression).



OTHER OPERATIONS



- **Rationalization of the "Real Estate" function**
- **Enhancement of the Stream package**
- **Creation of the single decoder**

With regard to the "Other operations" of the Telecom Italia Group, there follows a description of the key highlights of the "Real Estate and General Services" business segment, the company Stream and the financial companies Softe and Sogerim.

REAL ESTATE AND GENERAL SERVICES

The "Real Estate and General Services" segment provides *asset and property management* services and leverages the value of the real estate properties of the Group, carries out the project design and work on properties and provides *project and facility management*.
The BU comprises the internal structures of Telecom Italia (Telecom Italia's Real Estate and General Services business segment), as well as the consolidated companies Emsa, Telimm and Immsi and the affiliates Im.Ser and Telemaco Immobiliare. The two latter companies became operational from December 1, 2001 and from May 1, 2001, respectively, following the real-estate spin-off transactions carried out by the parent company Telecom Italia at the end of 2000.
The economic performance of the segment, the revenues of which were affected by adjustments to the corporate pricing system to agree with the best market conditions, can be summarized as follows:

	2001 (millions of euro)	**2000** (millions of euro)	**Change** (%)
Sales and service revenues	953	980	(2.8)
Operating costs	809	836	(3.2)
Gross operating profit	145	147	(1.4)
% on Revenues	*15.2%*	*15.0%*	
Operating loss	(65)	(55)	(18.2)

The above data takes into account the exchanges between the Real Estate function and General Services and the other functions of Telecom Italia S.p.A..

SUBSIDIARIES

Softe S.A.

Held by: Telecom Italia 99.99%, Saiat 0.01%.

In 2001 Softe and Sogerim provided financial support to the companies in the Telecom Italia Group on international markets.

As far as Softe is concerned, because of the uncertainty surrounding the macro-economic situation which emerged during the year and became more serious in the last months of 2001 as a result of the tragic international events, and which also caused a high level of instability on all the financial markets, it was decided to writedown the stocks and bonds portfolio for a total of US $193 million.

This led to a loss for the year 2001 of US $192 million (compared to a profit in 2000 of US $25.3 million).

Sogerim S.A.
Held by: Softe 99.95%, Saiat 0.05%.
As far as Sogerim is concerned, in the first half of 2001, within the framework of the plan to reduce the debt exposure of the Telecom Italia Group, notes were issued for a total of euro 8.5 billion, subdivided as follows:
- euro 2.5 billion that can be converted into TIM or Seat Pagine Gialle ordinary shares, which expire on March 15, 2006 (the noteholder has the option of redeeming the notes prior to March 15, 2004);
- euro 6 billion subdivided into three tranches of between euro 1.3 billion and euro 2 billion, respectively, which expire on April 20, 2004, at a variable rate of interest, and on April 20, 2006 and April 20, 2011, at a fixed rate of interest.

The year ended with a loss of euro 61 million (euro 0.3 million in 2000).

Saiat S.p.A.
Held by: Telecom Italia 100.0%.
During 2001, in addition to its traditional activities of providing support to Telecom Italia in the financial sphere and in the management of its investments, the company began to operate as a servicer (under Italian Law 130/99) within the framework of the securitization program for trade accounts receivable undertaken by Telecom Italia S.p.A..

■ AFFILIATED COMPANIES

Stream S.p.A.
Held by: Telecom Italia 50.00%.
The company operates in the Pay TV sector.
In February 2002, Telecom Italia reached an agreement with News Corporation and Vivendi Universal/Canal+ for the sale of its 50% holding in Stream. The agreement, which is subject to the approval of the competent Italian authorities, involves the simultaneous sale of 50% of Telecom Italia to News Corporation and the acquisition of 100% of the share capital of Stream by the French group Vivendi Universal.
The price of the sale of the 50% stake in Stream owned by Telecom Italia was fixed at US $ 42 million. When the sale will be concluded, Telecom Italia will waive its rights to the trade accounts receivable from Stream of approximately US $80 million. The economic effects of the transaction have already been considered in the extraordinary provisions set aside in the financial statements.
The following table shows the key economic and financial highlights:

	2001 (millions of euro)	**2000** (millions of euro)	**Change** (%)
Sales and service revenues	250	147	70.1
Gross operating loss	(286)	(238)	(20.2)
Operating loss	(475)	(344)	(38.1)

Activities during the year:
- better package offers including the Calcio channel and three new theme-oriented channels (MT Channel, Stream Verde and Fox News)
- acquisition of the broadcasting rights for all the matches of the Uefa Champions League for seasons 2001-2002 and 2002-2003, and the rights to Bologna Calcio starting in season 2001-2002
- creation of the "single decoder"



OTHER RELEVANT INFORMATION ABOUT TELECOM ITALIA GROUP

HUMAN RESOURCES

GROUP

Employees at December 31, 2000 *	Employees at December 31, 2000	Employees at December 31, 2001	Change	Increase	Decrease
107,171	114,669	109,956	(4,713)	10,981	15,694

(*) Restated to give effect to the consolidation of Nortel Inversora group using the equity method instead of the proportional consolidation method

At December 31, 2001 employees numbered 109,956, with an increase of 2,785 compared to the restated 2000 figures, deriving from the change in the scope of consolidation and, with a decrease due to the effect of employee turnover mainly at Telecom Italia.
With regard to employee turnover, the principal component is the reduction in the employees of Telecom Italia S.p.A. (see table below).
The change in the scope of consolidation mainly refers to the International Operations Business Unit (in which the most significant variations took place: the exclusion of the Nortel Inversora group in Argentina with -7,498 persons and the entry of Entel Chile with +4,681 persons), Mobile Services (new companies in Brazil) and Internet and Media (increases in media and information technology activities), resulting in a final total which is substantially unchanged in terms of numbers (equal to 0.1%).
The following graph shows the number of employees of Telecom Italia S.p.A. by age-group and professional category:



Distribution by age
From 51 to 55 years 19.1%
Over 55 years 2.1%
Until 30 years 4.5%
From 46 to 50 years 21.3%
From 31 to 40 years 37.8%
From 41 to 45 years 15.2%
Distribution by professional
Technicians 13.4%
Executive 1.6%
Middle Management 2.8%
Clerical Staff 82.2%

TELECOM ITALIA

Employees at December 31, 2000	Employees at December 31, 2001	Change	Hired	Terminated employment	Transferred to other Group companies
66,541	61,081	(5,460)	795	(5,562)	(693)

■ DEVELOPMENT / TRAINING

In 2001, development and training activities refer to the following areas:
- management topics: economics, technological and market scenarios, customer relationship management, teamwork and change management;
- special topics: TLC systems design, sales techniques, call center management, network design, data networks, network help desks, SAP.

In particular, in order to develop the new professional skills associated with the Internet, the project "Development of Professional Internet Skills" was launched, with the aim of selecting, training and developing talented high school and university graduates in order to meet the needs of the Business Units and the companies in the Group. Within the framework of this initiative, 3 crash program courses were held, involving 300 young employees (126 university graduates and 174 high school graduates), for a total of 145,000 participant /hours in the classroom and 106,000 participant/hours of on-the-job training.

■ INDUSTRIAL RELATIONS

The industrial relations of the Group mainly covered the following areas:

Employment

- on February 16, an agreement was signed with the labor unions according to which 300 new high school graduates and new university graduates were recruited by the Group under on-the-job training contracts for the Internet profession;
- on March 5, the agreement was signed for a return to work of 600 employees who had been laid off under government unemployment compensation programs, concluded with the agreement reached to layoff 1,522 employees on September 6;
- on September 12, in Naples, the first of the call centers under the March 28, 2000 reorganization agreement was established, with the setting up of the company Telecontact Center. Under the agreement with the labor unions, the National Labor Contract for Telecommunications will be applied and 450 young people will be hired under on-the-job training and employment contracts.

Corporate reorganization

- In keeping with the strategy established in the "Development and Reorganization Plan", activities continued to focus on the core business of telecommunications through the following transactions:
  - sale of the business segment that deals with the printing of Telecom Italia telephone bills to Printel;
  - sale of the "Fleet Management" business segment to Savarent Fleet Services (with effect from March 1, 2002).
- Organization units were decided for the various companies according to their mission.

National contract for Telecommunications and profit bonus

- On July 16, Telecom Italia and the labor unions reached agreement about the application of the National Labor Contract (in force at Telecom Italia since October 1, 2000) and the relative company labor agreements. Similar agreements were reached with regard to TIM, Telecom Italia Lab, Telespazio, Telesoft and Sodalia.
- On July 16, agreements were reached about the amounts of the profit bonus to be paid in 2001 for Telecom Italia. Agreements about a profit bonus were also signed for TIM, Telesoft, Telespazio, Telecom Italia Lab, Sodalia, Netsiel, Finsiel, Sogei and Saritel.
- On December 22, agreements were reached with the labor unions to apply the National Labor Contract for Telecommunications to Atesia.

Labor union rights

- On October 9, agreement was reached to set up Unitary Union Representatives in Telecom Italia. The subject of permission slips for union business was defined in the agreement of November 28, 2001.

Foreign subsidiaries

- On June 7, agreement was reached between Entel Bolivia and the national labor unions for the renewal of the collective national labor contract. The agreement introduces a bonus calculated on the basis of the EBITDA, reviews the levels of the long-service mechanism and advocates flexible working hours and incentives to reduce the workforce.

STOCK OPTION PLANS

On July 27, 2001 the Board of Directors approved a Stock Option Plan involving approximately 1,400 executives and middle management employed by companies in the Group, selected on the basis of special responsibilities and/or expertise.
This initiative follows those already begun in 1999 and 2000 and described in the notes to the financial statements of those years.
The common factor to all these initiatives is the assignment of personal and non-transferable *inter vivos* rights that can be used to purchase an equal number of new Telecom Italia ordinary shares against payment. The 2001 plan – which does not involve employees of the TIM and SEAT groups which, since the companies are listed on the stock exchange, have already launched their own Stock Option Plans – led to the assignment of No. 67,025,000 options to purchase shares at the price of euro 10.488 (equal to the arithmetic average of the official prices of Telecom Italia ordinary shars on the screen Trading Market organized and managed by Borsa Italiana S.p.A. during the period June 27, – July 27, 2001). The exercise of the options, which are subdivided into two separate lots, each equal to half the options attributed, is subject to the achievement of performance parameters correlated to the best average trend of Telecom Italia shares compared to that of the Dow Jones EuroStoxx TLC share index in certain periods. However, the achievement of the parameters relating to the second lot mean that the options in the first lot can be exercised.
In compliance with the recommendation contained in Consob Communication No. 11508 of February 15, 2000, the following table summarizes the key features of the Stock Option Plan in force in 2001:

	2001 Plan			2000 Plan			1999 Plan		
(Amounts in euro)	Number of options	Exercise price	Market price	Number of options	Exercise price	Market price	Number of options	Exercise price	Market price
Rights existing at 1/1/2001	-	-	-	51,430,000	13.815	11.902	11,411,500	6.791	11.902
New rights assigned during the year	67,025,000	10.488	10.702	-	-	-	-	-	-
Rights exercised during the year	-	-	-	-	-	-	1,496,350	6.791	11.904
Rights expired and not exercised during the year	-	-	-	-	-	-	-	-	-
Rights expired during the year due to termination of service/other reason	575,000	10.488	9.076	860,000	13.815	11.590	68,500	6.791	11.426
Rights existing at 12/31/2001	66,450,000	10.488	9.713	50,570,000	13.815	9.713	9,846,650	6.791	9.713
of which exercisable at 12/31/2001	-	-	-	15,173,333	13.815	-	4,258,550	6.791	-

1421

Plan	Exercise price (in euro)	Number of rights assigned at December 31, 2001 and exercisable from 2001	2002	2003	Total	Maximum duration of options
1999	6.791	4,258,550	5,588,100	-	9,846,650	3 years beginning from each year
2000	13.815	15,173,333	15,173,333	20,223,334	50,570,000	5 years beginning from each year
2001	10.488	-	33,225,000	33,225,000	66,450,000	5 years beginning from each year

As far as the 2000 plan is concerned, because the exercise price is approximately 40% higher than the current price of the shares, a new plan is being drawn up for executives who were assigned options and are still working for the company, subject to their voluntary relinquishment of the 2000 plan, with the aim of recapturing the goals of management incentives and retention which are fundamental to stock option plans.

RESEARCH & DEVELOPMENT

In addition to what has already been described in the section about the TILAB BU, there follows a description of the key activities of the Telecom Italia Group with regard to Research & Development.
In 2001, most of the R&D activities of the Telecom Italia Group were conducted by TILAB by its 1,080 employees.
The activities involved research and testing in the field of fixed, mobile and Internet telecommunications. Particular attention was devoted to the study of qualified techniques (radio-locating, messaging and multimedia services), the definition of tools for network design, planning and management, the definition and testing of local access techniques, and the development of solutions, products and architectures that can be integrated in silicon. Significant results were achieved in this sector with regard to the ADSL access modem and IP networking (network processor). The overall R&D costs incurred during 2001 amounted to approximately euro 138 million. The total of grants and low-interest loans to support R&D costs, already received or awaiting receipt by TI Lab, amounted to approximately euro 10 million.

CHANGEOVER TO THE EURO

In 2001, the Telecom Italia Group carried out the necessary action to bring the information systems in line with the new single currency. This was achieved in two phases:

- during the first nine months of 2001 the first phase involved changes and the expansion of the software and data structures of all the procedures involved, both within the Group and in its external dealings;
- during the last quarter (final phase) contingency plans were created and tested and an "Independent verification and validation" of the most important corporate systems was carried out through suppliers, methodologies and tools that are different from those used in the adaptation phase, in order to highlight any problems in time for them to be corrected.

CORPORATE GOVERNANCE

Supporting the principles of corporate governance recommended by Borsa Italiana S.p.A. is a fundamental decision for the Telecom Italia Group which, during 2001, continued with the procedure of gradually improving the present system, paying continuous attention to matters of transparency and comparison with the best practices.
There follows a summary of the how the governance systems of Telecom Italia S.p.A. effectively work:

■ THE MARKET

In 2001, the Company organized eight formal meetings with the market (for analysts, institutional investors, and members of the national and international specialist Press). They included conference calls, road shows and Press conferences, as well as the annual meeting held in Florence on February 4 and 5, and the provision of copious amounts of detailed information disseminated through press releases and the publication of institutional documentation (periodical compulsory and voluntary reports, such as the social and environmental report, information about shareholders' meetings and individual transactions conducted on the market).
The constant aim, one that will apply equally in the future, was to ensure a supply of efficient, continuous, timely information to the financial market, resorting to the most suitable tools and adopting special organizational solutions for the purpose. In this connection, it should be mentioned that the Investor Relations function has been entrusted to an autonomous Central Function, the mission of which extends to the Group as a whole, while the special section of the corporate website *www.telecomitalia.it* was recently enhanced and its content updated with the aim of meeting ever-more sophisticated information requirements.
The Board of Directors has not yet adopted a formal procedure for communicating documents and information concerning the Company, and particularly price sensitive information, to the outside world. Furthermore, the subject is governed by a consolidated practice, which has been shown to be functional to corporate requirements. The process of defining the content of information which must be communicated to the market involves the Central Functions of "Investor Relations", "Communication and Image" and "Corporate and Legal Affairs" of the company, together with the supervision by top management and the support of the structures which, from time to time, are in possession of the necessary information.
Within this framework, from an organizational point of view, relations with the media are entrusted to a special structure operating within the Central Function of "Communication and Image", which acts in association with the corporate information office that relays information to Borsa Italiana S.p.A. (which is the Central Function of "Corporate and Legal Affairs") with the aim of verifying that the obligations laid down by governance standards are observed.

■ SHAREHOLDERS'

Meetings

During 2001 the rules concerning shareholders' meetings approved by the Ordinary Shareholders' Meeting of October 20, 2000, and laid down in Article 20, last section, of the corporate by-laws, was applied for the first time.
The ordinary shareholders met three times (on May 3, June 12 and November 7[1]);

1 The above-mentioned Shareholders' Meetings discussed the following matters respectively:
- May 3, 2001 - conversion of the share capital into in euro, authorization to launch an offer for the conversion of savings shares into ordinary shares against payment and to buy-back ordinary shares;
- June 12, 2001 - financial statements, appointment of a Director, review of the salaries of Directors and Statutory Auditors, review and appointment of the audit firm, authority to increase the share capital for the purposes of stock option plans and to issue notes, other changes to the by-laws;
- November 7, 2001 - election of the new Board of Directors, authorization for the purchase and acquisition and the subsequent disposition of treasury stock, a payment supplement based on the actual figures for the auditors' work in 2000, transfer of the registered office and other changes to the corporate by-laws.

savings shareholders also met once (on October 31) to appoint the common representative, leading to the election of Professor Carlo Pasteris.
As usual, the meetings provided an opportunity for dialogue and comparison between management and the shareholders, however, this was conducted in full respect of the standards about the dissemination of price sensitive information.

Shareholder pacts

It is well-known, since it was communicated on a timely basis to the market in accordance with current laws, that a series of shareholder pacts have been reached containing, amongst other things, important clauses concerning the composition and the resolutions of Telecom Italia's Board of Directors.
The above-mentioned agreements were made among the shareholders of Olimpia S.p.A. (Pirelli S.p.A., Edizione Holding S.p.A. - Edizione Finance International S.A., Unicredito Italiano S.p.A. and IntesaBCI S.p.A.), which holds approximately 28.7% of the share capital of Olivetti S.p.A., the parent company of Telecom Italia.

■ BOARD OF DIRECTORS

Composition

Following the resignation of most of the Directors, and the consequent discharge from office of the whole Board, the Ordinary Shareholders Meeting of November 7, 2001 elected a completely new Board, fixing the number of Directors at 15 (Gilberto Benetton, Enrico Bondi, Carlo Orazio Buora, Umberto Colombo, Francesco Denozza, Luigi Fausti, Guido Ferrarini, Paolo Maria Grandi, Natalino Irti, Gianni Mion, Massimo Moratti, Carlo Alessandro Puri Negri, Pier Francesco Saviotti, Marco Tronchetti Provera, Roberto Ulissi) and establishing that the Board will serve for a three-year term.
According to the terms of Article 10 of the corporate by-laws, the appointment was made through a ballot based on lists of candidates which were published prior to the meeting and deposited at the registered office by the shareholders presenting the lists, together with the *curricula vitae* of the people concerned.
The mechanism ensured the presence of three Directors chosen by minority shareholders, who are to be regarded as independent (Umberto Colombo, Francesco Denozza and Guido Ferrarini); furthermore, the Minister of Economy and Finance, in a decree agreed with the Ministry of Production, appointed Roberto Ulissi as a Director of the Board – in compliance with the special powers described in Article 5 of the corporate by-laws – who is also to be regarded as being independent. The following Directors chosen from the list put forward by the majority shareholders are to be regarded as being independent (since they are not majority shareholders, neither do they belong to the above-mentioned shareholder pacts, nor do they have economic relations that would affect their independent judgement with regard to the Telecom Italia Group, the executive Directors, the majority shareholder or the various parties of the shareholder pacts): Luigi Fausti and Natalino Irti.
In the light of the powers that were assigned (see specific paragraph), the executive Directors are the Chairman Marco Tronchetti Provera and the Managing Directors, Enrico Bondi and Carlo Orazio Buora.

Activities and granting of powers

In 2001, the number of meetings of the Board of Directors totaled 18 (three of which took place after the board was renewed), with a consistently high attendance record by the Directors and Statutory Auditors.
In the absence of any indications in the by-laws as to the timing of the meetings, eight meetings have initially been planned for 2002, at general dates communicated to the market as regards corporate events for the dissemination of economic and financial data. The number of meetings planned has been established with a view towards reorganizing the operating activities through the adoption

of specific organizational[2] solutions which, disciplining responsibility and operating procedures, make it possible to plan work more effectively, thus emphasizing the Board's role of guidance and supervision over the general operations of the company, which are continuously coordinated and run by the executive Directors and management.
In view of the regularity of the meetings, the information due to the Directors, the Board of Statutory Auditors and the Board of Directors from the executive Directors has usually been provided during the course of the Board meetings. A specific procedure is in the advanced stages of preparation to ensure the completeness and effectiveness of the information flows, also to comply with art. 150, sec. 1, of Legislative Decree No. 58/1998 (see specific paragraph).
This mechanism could also prove to be useful for a effective preparation of the board meetings, insofar as this will allow the Directors to be kept continually and systematically abreast of basic information that will be supplemented by other elements before each single meeting. The need for preliminary information, in fact, will continue to be met, as in the past, by sending the Directors and Statutory Auditors the specific information covering the matters for business on a timely basis, as stated in the Code of Self-discipline of the Company
After the aforementioned Shareholders' Meeting of November 7, 2001, the Board of Directors granted powers within its board as follows:

- to the Chairman Marco Tronchetti Provera (legal representative of the Company), all necessary powers were assigned to carry out all the acts pertaining to corporate activity in its various forms, with certain exceptions as regards the power to issue personal and real guarantees (where the signature of the Chairman must be joined by that of a Managing Director, for obligations in excess of single amounts of euro 100 million in the interest of the subsidiaries and the same Telecom Italia as regards real guarantees, or in excess of single amounts of euro 40 million in the interest of third parties) and investments and acts to dispose of, for any reason, investments in subsidiaries and affiliated companies, as well as companies or businesses thereof (where the limit for each transaction is equal to euro 250 million). The Chairman also has emergency powers regarding matters under the Board of Directors' responsibility, the task of reporting to the Board of Statutory Auditors in the manner and under the terms required by art. 13 of the by-laws, the delegation of power to take charge of the management of confidential information and ensure the functioning and adequacy of the internal control system;
- to the Deputy Chairman Gilberto Benetton, signature powers and legal representation of the Company has been assigned, before third parties and in legal cases, in the event of the absence or the impediment of the Chairman;
- to the two Managing Directors, Enrico Bondi and Carlo Orazio Buora, full operating powers have been assigned, with limits in amount differentiated according to the area (the general limit for commitments is currently established at euro 100 million for each transaction). Both Managing Directors have signature powers and can legally represent the Company, before third parties and in legal cases, as stated in the by-laws.

The Board of Directors has also

2 For example, mention should be made of the creation of a Steering Committee to define the direction and strategic guidelines for management of the foreign investment holdings of the Group, an Investments Committee for the approval of investments/disposals over a preaset limit, diversified based on the type of transaction (according to the manner established by specific procedures), as well as Business Management Meetings (one for each Business Unit/Operating Activity) to check the results achieved, the analysis of forecasts/operating performance, the determination of action plans and the monitoring of projects. These are stable bodies for affiliation, coordination and planning, that include the presence of executive Directors and management responsible for the business and corporate structures involved in these areas.

emphasized the principle that all the aforementioned powers shall be exercised in accordance with the limits of the applicable laws (in areas where such powers have not been delegated by the Board of Directors), as well as the principles and the limits (especially with regard to those reserved for the Board of Directors) envisaged by the Code of Self-discipline of the Company, in this consistent with the Code drawn up by the Corporate Governance Committee of the listed companies (so-called Preda Code).
In summary, as stated in the Code of Self-discipline of Telecom Italia, the Board of Directors is reserved powers for the adoption and revision of the rules of corporate governance, the strategic industrial and financial plans, the budget and summary documentation, the investments and divestitures of more than Lire 500 billion (euro 258.2 million), the operations (including the acquisition and divestiture of direct and indirect controlling investments) that are particularly important economically or strategically, with particular reference to related party transactions, the assignment of powers and the definition of the relative limits and manner of reporting, the assignment of the posts and positions in the subsidiaries with annuals sales equal to or more than Lire 2,000 billion (about euro 1,033 million), the eventual appointment of general managers, the determination of the remuneration paid to the Directors with specific responsibilities, the supervision of the trend in operations and the verification of the adequacy of the general organization and administration of the Company and the Group. The identification of the transactions to be jointly examined and approved by the Board is taken on the basis of the materiality of the amount (the value of the investment or divestiture involved), in addition to a qualitative analysis of the effect of the transaction on the financial statements or prospects of the Company and the Group (economic or strategic importance). The solution adopted avoids a detailed list of the transactions reserved for the Board of Directors, susceptible to a rigidness in the functionality of the managerial activity; using this rationale, it becomes clear why the inclusion of "transactions" involving the acquisition or divestiture of investments with direct or indirect control has merely been given as an example.

■ INTERNAL COMMITTEES

The Board of Directors in office has two Committees with controlling and consulting functions: a Committee for Internal Control and Corporate Governance and a Directors' Remuneration Committee. It was decided not to set up a committee to propose candidates, because, at this time, there was deemed to be no need, since the by-laws cover this question, and also in view of the current shareholder base of the Company.

Committee for internal control and corporate governance

The Committee for Internal Control and Corporate Governance is composed of the Directors Roberto Ulissi (Chairman), Guido Ferrarini and Natalino Irti, thus ensuring its utmost independence. The Chairman of the Board of Statutory Auditors, and often the entire Board of Statutory Auditors participates in the work of this Committee. The Committee – in close cooperation with the Board of Statutory Auditors – essentially

- evaluates the adequacy of the internal control system;
- evaluates the work plan prepared by those in charge of internal control and receives reports from the same periodically;
- evaluates the proposals formulated by the independent audit firms in order to be appointed as auditors as well as the audit work plan and the results expressed in the letter of recommendations. To this end, as advised by the Board of Directors, the Committee monitors the manner of application of accounting principles;
- informs, the Board, at least every six months, at the time of the approval of the annual financial statements and six-month financial statements, about the work carried out and the adequacy of

the system of internal control;
- monitors that the rules of corporate governance are followed and periodically updated.

In 2001, the Committee for Internal Control and Corporate Governance formally met six times, meeting - among other things - with representatives of the firm in charge of the audit and management.
Between the end of 2001 and the beginning of 2002, the Committee reviewed the theoretical-legal issues and the operating implications connected with fulfilling the disclosure obligations to the Board of Statutory Auditors as stated in art. 150 of Legislative Decree No. 58/1998 and the related Consob regulation, conducting a preliminary examination of the draft of the aforementioned internal procedure, aimed at ensuring the completeness and effectiveness of information flows from the Directors to the Board of Statutory Auditors and from the executive Directors to the entire Board of Directors. Such procedure is being drawn up on the basis of in-dept studies conducted by an inter-department working group assisted by authoritative consultants.
In the meetings held in 2002, the Committee approved the organizational decision to concentrate the internal audit activities of Telecom Italia and its subsidiaries TIM and Seat, in a specific consortium company, which, in February led to the creation of In.Tel.Audit - Società consortile a r.l..
The project - to which the Board of Statutory Auditors is also in agreement - led to the repositioning and reorganization of the system of internal control (of which internal audit is an essential component), which has assumed characteristics of greater sophistication also to take into account the objective complexity of the Group (at the same time evaluating the professional resources within), in addition to the new requirements set forth by Legislative Decree No. 231/2001 with regard to the administrative responsibility of the entities with resepct to the offenses committed by its associates. The revision of the entire system is still underway (especially with reference to identifying the persons to be in charge), but the Committee has at this time deemed that it can be considered adequate, an evaluation that was shared by the Board of Directors at the time of approving the draft 2001 financial statements. At that time, the Committee agreed with the Company concerning the adoption of a Code of Ethics which is currently under study.

Directors' Remuneration Committee
The Directors' Remuneration Committee is also largely composed of independent Directors. Sitting on the Committee, in fact, are the Directors Luigi Fausti (Chairman), Umberto Colombo and Pier Francesco Saviotti.
As is the practice, the Remuneration Committee is in charge of formulating a proposal for the remuneration of the Directors who hold specific responsibilities, establishing that a significant part of the amount be subject to having reached the budget targets.
Furthermore, as in the past, as part of the review of the proposal by the Board, to determine the criteria for the remuneration of top management of the Company, the Committee has been charged with the analysis of the issues connected with the stock option plans.

■ BOARD OF STATUTORY AUDITORS

As you know, the Board of Statutory Auditors of Telecom Italia (renewed on July 3, 2000) is composed of five Acting Auditors (Paolo Germani - Chairman, Mario Boidi, Paolo Golia, Fabrizio Quarta and Gianfranco Zanda), of which two (Paolo Germani - Chairman and Fabrizio Quarta) are appointed by the government and one (Paolo Golia) was elected from the list presented by the minority shareholders. At the time the lists were registered, in accordance with the Code of Self-discipline, the curricula vitae of the candidates were also made available.

The Board met in 2001 for a total of 29 times, in addition to numerous preliminary and in-depth meetings with management, participation in the work of the Internal Control and Corporate Governance Committee and other institutional commitments envisaged by existing laws.
During the course of its work, the Board, as set forth by art. 149 of Legislative Decree No. 58/1998, monitored the observance of the law and the by-laws, the following of correct administrative principles, the adequacy of the organizational structure of the Company for the part that regards its responsibility, the internal control system and the administrative accounting system.

In light of Consob Communication No. 1025564 dated April 6, 2001 regarding the contents of the report of the Board of Statutory Auditors to the Annual General Shareholders' Meeting, a coordination effort was suggested with the controlling bodies of the other listed Group companies, in close cooperation with the Board of Statutory Auditors of the parent company Olivetti S.p.A.. Moreover, in agreement with the Committee for Internal Control and Corporate Governance, as well as the Offices of the Company, an in-depth study was initiated on the subject of the disclosure obligations set forth in art. 150 of Legislative Decree No. 58/1998 and the relative Consob regulation.



SOCIAL AND ENVIRONMENTAL AWARENESS

The Telecom Italia Group publishes a Sustainability Report which describes and evaluates the activities conducted to benefit the main stakeholders through specific indicators and based on the most reliable international standards, which are described below:

- **customers/consumers**, based on the CEP (Council of Economic Priorities) criteria
- **suppliers**, based on the SA 8000 Index
- **future generations**, based on the GRI (Global Reporting Initiatives) guidelines
- **the Community**, based on the guidelines of the London Benchmarking Group
- **employees**, in the light of the Human Development Enterprise (HDE) model
- **shareholders**, in the light of the Dow Jones Sustainability Group Index, the Ftse4good and the SIRI.

By publishing this document, the Group is completing its reporting system by making an integrated economic/financial, social and environmental report ("triple bottom line") about its activities.
Through the tool of the Sustainability Report, the Group confirms its earnest wish to strive towards sustainable development and the creation value within a framework of social and environmental responsibility. The reliability of the data, the completeness and exhaustive detail of the information contained in this document have been confirmed by the independent opinion expressed by Reconta Ernst & Young.
There follows a description of the key data and the most significant information taken from the Telecom Italia Group's 2001 Sustainability Report.

CONSUMERS

The main results of 2001 revealed a high degree of customer satisfaction:

- 87.5% of "Residential" customers and 86.2% of "Business" customers were satisfied by the regular functioning of fixed telephone lines in Italy;
- 89% of customers were satisfied with the quality of the mobile phone network in Italy.

SUPPLIERS

The services produced and distributed to the Telecom Italia Group are supplied by companies that are already highly qualified (through subscription to professional registers, SOA declarations and ISO certifications) and for some product sectors regarded as being at risk, are monitored in terms of Vendor Ratings and subjected to incoming quality controls.

FUTURE GENERATIONS

Environmental performance is assessed by means of various indicators which make it possible to monitor environmental impact and improve management. There are four main indicators:

- waste management, of which 85% is sent for reuse and recycling processes;
- consumption of natural resources and energy, which is lower than in 2000;
- the quality of the air and the climatic changes which have evolved positively;
- electro-magnetic emissions which are kept systematically under control.

The Group is active in the preparation of "Environmental Management Systems":

- in 2001, the Domestic Wireline Network Business Unit started to produce its own Management System, in compliance with the UNI EN ISO 14001 International Standard, which will be incorporated within the Quality Management System;
- the Mobile Services (Northwest Network) Business Unit implemented a Management System for Quality and the Environment with the aim of obtaining the ISO 9001 certification for Quality and the ISO 14001 certification for the Environment;
- the TILAB Business Unit obtained the certification from DNV for its Environmental Management System, which was developed in compliance with the UNI EN ISO 14001 International Standard.

COMMUNITY

The contribution of the main companies in the Group to the Community in 2001 was estimated at euro 77,212 thousand (equal to approximately 1% of the operating income of the Group), in line with the values reported in 2000.

(thousands of euro)	2001	2000
Future generations	9,132	13,441
Research and innovation	49,087	38,773
Education	11,840	5,540
Health and social solidarity	2,384	3,397
Culture, art and sport	4,769	12,702
	77,212	**73,853**

Distribution of the social and environmental contribution of the Telecom Italia Group (euro 77.212 million)


Future generations 11.82%
Health and social solidarity 3.09%
Culture, art and sport 6.18%
Education 15.34%
Research and innovation 63.57%

The reclassification of this contribution according to the model of the London Benchmarking Group (which uses the pyramid diagram from the bottom to the top to measure the benefits and business returns deriving from the various activities in temporal terms) can be summarized as follows:

London Benchmarking Group Model (millions of euro)


17.283 Investments in the Community
7.680 Initiatives for social improvement
48.747 Innovative services for social growth

Distribution of the social and environmental contribution of the Telecom Italia Group (LBG model) (euro 77.212 million)


Innovative services for social growth 63.13%
Investments in the Community 22.38%
Initiatives for social improvement 9.95%
Charity 4.54%

EMPLOYEES

In 2001, a survey of the organizational climate was conducted, involving all the resources of the Telecom Italia Group. The study was devised with a precise aim: to comprehend the level of motivation and job satisfaction. Motivation proved to be "good", job satisfaction "sufficient".
In Telecom Italia S.p.A. equal opportunities for female employees continue to be a priority in the Group. Women represent 8% of the executives and 16% of middle management.

Distribution of men/women at December 31, 2000


Women 19.8%
Men 80.2%

Distribution of men/women at December 31, 2001


Women 20.3%
Men 79.7%



THE REGULATORY FRAMEWORK

As set forth by Italian Law No. 249/1997, which instituted the National Regulatory Agency for Communications (referred to as "the Regulator"), and by Presidential Decree No. 318/1997 and Presidential Decree No. 77/01, which implemented directives at Community level, the process of deregulation can now be regarded as complete. There follows a summary of the main decisions adopted during 2001 by the Regulator.

RATE REBALANCING

Within the framework of the price cap mechanism and in observance of Resolution No. 847/00/CONS of December 11, 2000, which increased the value of the sub cap applied to the basic subscription charges, the Regulator approved Telecom Italia's proposals to increase the monthly subscription charges for both residential and business customers and to reduce the charges for local, long-distance and international calls.

INTERNATIONAL TRAFFIC FROM PUBLIC TELEPHONES AND OPERATOR SERVICES

In Resolutions No. 375/01/CONS and 376/01/CONS, the Regulator approved the prices of international calls from public telephones made through the operator as well as a new method of organizing rate zones. Furthermore, in Resolution No. 271/01/CONS of July 4, the Regulator also approved the new price of the "12" directory information service, which is part of the universal service, fixing it at Lire 840, net of VAT, per call.

UNIVERSAL SERVICE

Telecom Italia continues to maintain its obligation to provide certain services – including phone services – at "accessible" conditions. Such services, which are guaranteed in unprofitable geographical areas to low-profile customers, constitute the so-called "Universal Service", for the supply of which Telecom Italia sustains a "net cost". In Resolution No. 23/01/CIR of November 21, the Regulator estimated the net cost sustained by Telecom Italia for supplying the Universal Service in 2000 at euro 58.90 million, to which Telecom Italia itself contributes 48.26% (euro 28.42 million).

GENERAL TELEPHONE DIRECTORY

Following a special public consultation held last summer (Resolution No. 332/01/CONS), on February 6, 2002, the Regulator approved Resolution No. 36/02/CONS on "Rules and organizational methods for the creation and supply of a general telephone directory service and adaptation of the universal service".

The resolution lays down the standards for compiling and supplying the general telephone directory, suggesting the creation of a data bank containing the numbers of all the operators. By June 2002, the Regulator will be able to define the rules for auctions or other competitive mechanisms for the supply of the telephone directories.

INTERCONNECTION AND LOCAL LOOP UNBUNDLING

On September 7, 2001, Telecom Italia published the 2001 rate charges for interconnection. The rate charges cover both interconnection services and local loop unbundling services. On March 4, 2002 AGCOM approved the charges, and made a few technical and price changes, the details of which are described in the section "Significant subsequent events".



With regard to interconnection services:

- in Resolution No.18/01/CIR of August 7, the Regulator established the technical and economic conditions for billing services with the risk of non-payment for access by Telecom Italia subscribers to non-geographical numbers belonging to other operators and the rates for the partial circuits for the interconnection of dedicated lines;
- in Resolution 13/01/CIR Telecom Italia was authorized not to insert the economic conditions for the routing of international traffic of other operators towards the United States, Canada, Switzerland, Norway or the member states of the European Community;
- with regard to direct calls to Internet, Resolution No. 25/01/CIR establishes that Telecom Italia should introduce the new flat-rate interconnection rate known as "FRIACO" (the licensed operators pay a fixed charge instead of a an amount based on the minutes of interconnection). On March 12, 2002 the Regulator issued Resolution No. 5/02/CIR, approving Telecom Italia's flat interconnection rate, but reducing the prices proposed by the Company.

With regard to local loop unbundling:

- during the year, in line with the suggestions made by the Regulator, special areas were made available in exchanges to accommodate other operators with the aim of unbundling local loops (ULL). At December 31, 2001 Telecom Italia handed over equipped technological areas to operators in 748 exchanges.
- Following Resolution No. 24/01/CIR, on December 12, 2001 Telecom Italia presented its rate plan to the Regulator for shared access and sub loop (shared access to the local network and access to line boxes).

NUMBERING PLAN

Resolutions No. 12/01/CIR and 19/01/CIR establish the rules for Number Portability on mobile networks (start-up scheduled for April 2002). The impact of the service on fixed networks (fixed/mobile calls) will only take effect from April 2003, using routing of direct routing calls.

LOWER SUBSCRIPTION CHARGES FOR WEAKER SEGMENTS

In Resolution No. 330/01/CONS of August 1, the Regulator established the guidelines to make Resolution No. 314/00/CONS of June 1, 2000 operational. According to this resolution, the so-called "weaker segments of the clientele" will be able to benefit from a reduction in the monthly subscription charge. The reductions came into effect on December 1, and the Regulator has estimated that they will benefit about 1.3 million customers.

WHOLESALE DIRECT CIRCUITS RATES

In Resolution No. 393/01/CONS of October 10, the Regulator requested the publication of the rates for rented lines destined for licensed operators and operators who supply Internet access, and are holders of general authorizations (ISP). The rates of this kind proposed by Telecom Italia were approved by the regulator in Resolution No. 59/02/CONS of March 4, 2002.

EQUALITY FOR ISP/OLO

On March 20, 2002, the Bill was approved that recognizes the right of ISPs to take advantage of the interconnection charges that Telecom Italia applies to OLOs, based on the relevant rate plan.

RATE PLAN FOR DATA USING X-DSL AND SDH TECHNOLOGY

In Resolution No.04/01/CIR of February 22, the Regulator approved the rates for Telecom Italia's Permanent Virtual Channel, thus removing the barriers to



the marketing of Telecom Italia's RING and Full Business Company retail services.

■ INTRODUCTION OF THE EURO

In Resolutions No. 417/01/CONS of November 17 and No. 468/01/CONS of December 19, the Regulator provided all the operators in the Telecommunications sector with guidelines on informing the public about the rates for telecommunications services, including public telephone services, and the introduction of the euro. With reference to public telephone services, the new rate for a single unit charge has been fixed at euro 0.10.

■ SERVICE CARD

In observation of Resolution No. 820/00/CONS, on July 19, 2001 Telecom Italia adopted the "Service Card" and the "General Conditions of Subscription" for telephone services; the latter establish, for customer subscribers, without interruption of service with regard to the Service Regulations, the manner and terms of supplying the telephone service.

■ ACCESS TO INFRASTRUCTURES AND SHARING OF SYSTEMS

The Regulator is working on the text of three regulations concerning civil responsibilities, backbone networks and access to Telecom Italia's civilian infrastructures.
The issue of the first two regulations is a result of Italian Law No. 249/97 and follows a special public consultation held in the first months of 2001. Conversely, the regulation about access to Telecom Italia's civilian infrastructures implements what is laid down in the terms of Telecom Italia's license.
The proceedings initiated by the antitrust authorities, regarding the correct observance by Telecom Italia of the measure, which was a condition of the SEAT-TMC transaction, obliging it to grant access to its civilian infrastructures to operators who intend to use them for supplying interactive multimedia services to final users, ended in favor of Telecom Italia.

LITIGATION

There follows a description of the main disputes and litigation in which the Telecom Italia Group is involved at December 31, 2001. Except where specifically mentioned, the Telecom Italia Group did not make any provision to the risk reserves because of the absence of definite and certain elements and/or because a negative conclusion of the litigation is considered improbable.

■ DISPUTES CONCERNING RESOLUTIONS PASSED AT SHAREHOLDERS' MEETINGS

The rulings originating from the resolution with which the Shareholders' Meeting of January 14, 2000 authorized the buy-back of savings shares through a tender offer and subsequent acquisitions on the stock market, concluded on January 10, 2001, are still pending at the first degree court.
In particular, some shareholders filed a claim for damages against Olivetti, Telecom Italia, as well as the Chairman and Deputy Chairman pro tempore of the latter company, for a total of euro 18.9 million. The claim is based on the alleged non-fulfillment of the commitments contained in the "Offer Document" relating to the takeover and exchange bid by Olivetti and Tecnost for Telecom Italia in 1999, and also for the resolutions passed by the shareholders' meeting of January 14, 2000, especially in relation to the mandate to purchase Treasury savings stock on the screen trading market, as set forth by applicable laws, subsequent to the end of the period of the offer.
This same resolution was contested by another shareholder who pleaded that the proposal put to the shareholders' meeting had been changed from the one deposited prior to the shareholders' meeting.
With regard to the expiry of the deadline established for promoting the offer to voluntarily convert savings shares into ordinary shares (as a result the proposed buy-back of ordinary shares will not take place), the proceedings opposing the resolutions passed at the shareholders' meeting of May 3, 2001, which involved the authorization to establish a subsidiary for the purpose of acquiring Telecom Italia ordinary shares, through a tender offer, as well as the offer to convert savings shares against payment, has been abandoned.

■ SEAT PAGINE GIALLE/ DE AGOSTINI ARBITRATION

De Agostini has initiated arbitration proceedings against Seat, Matrix, Buffetti Group and Finanziaria Web for the alleged nonfulfillment of the framework agreement of September 20, 2000, with regard to Seat's obligation to acquire the Finanziaria Web S.p.A. shares still held by the De Agostini Group (40% of the share capital, whereas the remaining 60% was already held by Seat).
Effectively, De Agostini Group maintains that all the conditions stipulated in the contract for executing the agreement were verified, whereas Seat maintains that this is not true and that, in any case, the fact that market conditions changed rendered the quid pro quo excessively onerous.
The De Agostini Group is asking for the specific execution of the framework agreement and therefore that the Finanziaria Web shares should be disposed for transfer to Seat for the amount originally agreed of euro 700 million, with payment beginning on June 30, 2003, as well as the payment of unspecified damages.

■ SEAT PAGINE GIALLE/CECCHI GORI COMMUNICATIONS

Following the acquisition of Cecchi Gori Communications by Seat Pagine Gialle,

through the contract stipulated on August 7, 2000 with Fin.Ma.Vi. S.p.A. and Cecchi Gori Group Media Holding S.p.A. (Cecchi Gori Group), a dispute has been in progress.
In particular, in May 2001, the Cecchi Gori Group had a summons presented to Cecchi Gori Communications and Seat Pagine Gialle, asking that the resolutions passed by the Cecchi Gori Communications shareholders' meeting on April 27, 2001 be declared invalid, after their suspension (rejected).
In August 2001, the Cecchi Gori Group also filed suit before the Court of Milan asking for the annulment of the pledge of the Cecchi Gori Communications shares owned by the Cecchi Gori Group, stipulated to guarantee the correct fulfillment of all the obligations of the seller companies laid down in the contract of purchase dated August 7, 2000.
Under the arbitration clause in the same contract, arbitration proceedings are also pending, brought by the Cecchi Gori Group with the aim of establishing the invalidity, ineffectiveness or termination of the contract of purchase (essentially because the condition for suspension, represented by obtaining the necessary authorizations from the pertinent authorities by the established deadline, did not take place) or ask for fulfillment and, in any case, to obtain payment of damages.
The Board of Arbitration was established on October 2001 and set itself the deadline of December 31, 2002 as the date by which the proceedings must be completed.

■ DISPUTE REGARDING ITALIAN LAW NO. 1369/1960

Two rulings are pending in which INPS – by virtue of the provisions of Law No. 1369/1960 – is demanding payment from Telecom Italia for a total of approximately euro 31 million for the failure to pay social security contributions on the part of Comitel and Telefon, contracted to carry out work on the network, and now bankrupt.
In particular, the sentence regarding Comitel is under appeal, while the sentence regarding Telefon ended with a ruling in Telecom Italia's favor in the appeals courts, subject to an appeal by INPS to the Supreme Court.
A third verdict, resulting from Telecom Italia's opposition to an injunction by INPS for approximately euro 15 million, was recently concluded with the injunction being cancelled.
Numerous disputes are pending involving workers (formerly employed by contracting companies), some of whom are demanding to be employed by Telecom Italia, others to be paid according to the telephone contract, for a total of more than euro 35 million.
Furthermore, any risk to Telecom Italia in these disputes, given the current legal standing, is considered remote.

■ UNIVERSAL SERVICE

The companies Omnitel and Infostrada presented an appeal to the Regional Administrative Court (TAR) of Lazio to obtain the annulment of the resolution issued by the Regulator on the subject of sharing the net cost of the universal service for the year 1999. According to the above-mentioned resolution, part of the net cost of the universal service, recognized as an unfair burden for Telecom Italia (which is legally bound to supply the service), was divided between the companies presenting the appeal and TIM.
While judgment was pending, the companies presenting the appeal did not pay the portion of the fees (fixed at a total of euro 9 million) to the special fund set up at the Ministry of Communications, thus so far preventing the latter from paying the whole amount owed to Telecom Italia to cover part of the costs of 1999 (euro 27 million).
With a sentence reached in January of this year, the TAR ruled in favor of the appeal presented by Omnitel, only for the part where it contested the regular constitution of the discussion. The TAR did not rule in favor as to the merits

under dispute or the appeal by Telecom Italia which is concentrated on excluding the "12" Directory Information Service from the universal service.
In February 2002, appeals were presented before the TAR of Lazio by Omnitel Pronto Italia and Wind Telecomunicazioni to annul, after suspension, the efficacy of the resolution issued by the Regulator with regard to the sharing of the cost of the universal service for the year 2000. Effectively, both the companies appealing contested the illegality of the resolution for the lack of an inquiry and for not having had access to the documentation resulting from the consultancy commissioned by the Regulator on the analysis of the net costs.
Omnitel also asked for the case to be referred to the Court of Justice of the European Community, for a preliminary interpretation, in order to ascertain the correct interpretation of the Community directives, and, secondly, the non-application of the national law in question.

■ DATA-TRANSMISSION SERVICES AND INTERNET ACCESS BASED ON X-DSL TECHNOLOGY

Following the start of an investigation into Telecom Italia's conduct with regard to the supply of basic band direct circuits, the offer to its business users of broadband data-transmission and Internet access services based on x-DSL technology, without any corresponding wholesale rate plan for its competitors, the definition of the charges to competitors of wholesale services with ADSL access, on April 27, 2001 the antitrust authorities imposed a fine of euro 59 million on Telecom Italia. In November, the TAR of Lazio reduced the fine to euro 29 million. The fine was paid in January. However, the deadline for presenting an appeal to the Council of State is still pending and no decision has as yet been taken.
Meanwhile, claims have been brought before the competent civil courts for the payment of damages for a total of euro 351 million by Albacom, Infostrada, AIIP, Unidata, Data Service and other operators, for the alleged abuse of a dominant position on the part of Telecom Italia in supplying broadband data transmission and Internet access services based on the application of x-DSL technologies, in the absence of any corresponding wholesale rate plan destined for the competition.

■ GALACTICA DISPUTE

At the end of May 2001 a dispute arose between Telecom Italia and the Internet Service Provider Galactica S.p.A. (currently in liquidation) for the failure to renew the agreement concerning the testing of an Internet access service, at a flat rate. In this connection – after appeals were urgently presented to a civil court, and to the Milan Court of Appeal under Law No. 287/1990, both were rejected - Galactica cited Telecom Italia for the alleged illegality of withdrawal, claiming damages and challenging Telecom Italia not to interrupt the distribution of the service.
In February 2002, Galactica therefore presented another summons for damages caused by the alleged unfair trade practices of Telecom Italia.
In addition, it should be mentioned that reconcilement proceedings brought before the Regulator concluded with no agreement having been reached.

■ "12" DIRECTORY INFORMATION SERVICE

At the end of March, Telecom Italia presented an appeal to the TAR of Lazio (with a simultaneous claim for damages) for the annulment of the resolution adopted by the Regulator, referred to in its letter of March 23, 2001, which imposed – after having authorized the new "12" directory information service – the resumption of the original technical and economic conditions.
At the hearing on July 11, 2001, the new resolution of the Regulator of July

4, 2001 was filed, changing the conditions of the service charge to Telecom Italia's satisfaction. The hearing was therefore postponed to a date as yet to be agreed.

ALLEGED UNFAIR TRADE PRACTICES BY TELECOM ITALIA HURTING MARKET DEVELOPMENT

Following a petition by 27 operators of the competition concerning the fact that the strategies of Telecom Italia are allegedly hurting market development, in regulation No. 179/01/CONS the Regulator objected to a series of violations committed by the Company, and, in July 2001, proceeded to apply the previously announced sanctions with special resolutions.
Telecom Italia contested both the regulation and the special resolutions.

FEE CONCERNING ARTICLE 20, SECTION 2 OF LAW NO. 448 OF DECEMBER 23, 1998

Telecom Italia, Tim, Wind and Omnitel, before the TAR of Lazio, contested the Ministerial Decree of March 21, 2000 introducing Italian Law No. 448 of December 23, 1998, which, on January 1, 1999, established a new license fee in place of the concession fee, the amount of which progressively declines until 2003.
The TAR asked the administrative offices of the Ministries of the Treasury and of Communications to consign a documented report of clarifications regarding the correspondence that had taken place with the European Commission in connection with the approval of the above-mentioned law.
Furthermore, with regard to extraordinary appeals presented by Infostrada and Albacom to the Head of State, asking for the annulment of the above-mentioned decree, the Council of State brought the case before the European Court of Justice, raising the question of the non-compatibility of the fee with Community regulations relating to telecommunications.
Following the dispute, Telecom Italia and Tim did not pay the amount that they were ordered to pay for 2000 (equal to euro 307 million and euro 179 million, respectively).

INQUIRY BY THE ATTORNEY GENERAL'S OFFICE OF TURIN

In February 2001, the Attorney General's Office of Turin ordered the start of a preliminary investigation into the transaction involving the acquisition, by Telecom Italia, of 29% of the capital of Telekom Srbija. Telecom Italia immediately made all the documentation and figures relating to the above-mentioned transaction available to the judicial authorities.
As regards the inquiry that was carried out with the full cooperation of the pertinent functions of the company, in conducting its work on the 2000 financial statements, the audit firm of PricewaterhouseCoopers and the Board of Statutory Auditors advised that no facts emerged, at the time, that could invalidate the correctness of the statutory and consolidated financial statements of Telecom Italia for the years ended December 31, 1997, 1998 and 1999, also with regard to the effects on the year ended December 31, 2000.

* * *

At the beginning of July, the company was asked to present documentation concerning mainly the transactions for the acquisition of Seat and the merger of Tin.it-Seat.
The corporate offices provided the utmost cooperation to the authorities conducting the investigation and placed all documentation at their disposition.

SOGEI CONCESSION

Sogei (a subsidiary of Finsiel) was entrusted with the concession for the management of the financial information



systems by the Ministry of Finance (now the Ministry of Economy) in 1992, expiring in May 2001.
Sogei - under the provision of art. 14 of Legislative Decree No. 333/1992, converted into Law No. 359/1992 – maintains that this concession should now be considered as being extended until May 2012. According to the Ministry of Health, instead, the concession would have expired without any extension; thus the Ministry has identified an Advisor for bids to be called for assigning the operation of its information services systems.
Sogei has therefore contested, before the TAR of Lazio, the notice for the bid to identify an Advisor and also initiated arbitration proceedings in order to establish its right to the extension of the concession. The Administration contested the competence of the Board of Arbitration and did not appoint an arbitrator of its choice, which was then nominated by the President of the Courts. The formation of the Board of Arbitration, with the appointment of its president is being awaited.
In May 2001, the Ministry and Sogei, with the rights of the parties remaining unchanged, agreed to a "technical extension" of the original concession up to May 2003.
There are also arbitration proceeding in progress to ascertain whether the right of Sogei (covered by the convention) to take advantage of the cooperation of the companies in the Finsiel Group, without these companies being considered third-party companies, is not precluded by Community law and the national law that introduced it.

■ FINSIEL CONCESSION

Italsiel (merged by incorporation in Finsiel on July 1, 1994) was granted a concession on July 24, 1991 by the Ministry of Sanitation (now the Ministry of Health) to set up and run the health information system; the concession was to expire on July 31, 2000.
Finsiel – under the provision of art. 14 of Legislative Decree No. 333/1992, converted into Law No. 359/1992 – maintains that this concession should be considered as being extended by law. According to the Ministry of Health, instead, the concession would have expired without any extension.
On July 28, 2000, as requested by the Administration – with the positions of the parties remaining unchanged – a private contract was stipulated between Finsiel and the Ministry of Health to complete the development and operation of the health system, with an expiration date of July 31, 2001. On August 1, 2001, another contract was signed for the period to July 31, 2002.
The Ministry, in the meantime, published two calls for bids, one for the "design and development of the New Health Information System (N.S.I.S.) and the system for the security of national health information", and the other, for the assignment of the services for the "Functional and Technical Operations at the National Level of the National Health Information System", which Finsiel has contested before the TAR of Lazio, although it took part in the bids.
Finsiel also initiated arbitration proceedings in order to have the concessions judged as being extended by law. The Ministry of Health, nevertheless, has declined to accept the Board of Arbitration's competence, according to the general specifications of expenses for the supply and services carried out by the General Supervisory Office of the State, approved by Ministerial Decree No. 16 dated October 28, 1985.

■ NORTEL INVERSORA DISPUTES

In April 2001, Nortel Inversora S.A. was cited to appear before a commercial judge in Buenos Aires for an obligatory attempt at reconcilement with regard to the opposition of certain resolutions passed by the shareholders' meeting of January 19, 2001 which covered, among other things, the approval of the financial statements at September 30, 2000. No

outcome was reached at the mediation hearing. Consequently, the counterpart initiated action.
In August, a further citation was received, similar to the previous one, for an obligatory attempt at reconcilement with regard to the opposition of certain resolutions passed by the shareholders' meeting of Nortel on April 26, 2001 which covered, among other things, the approval of the financial statements at December 31, 2000. No agreement was reached at the mediation hearing. The counterpart has not yet initiated action.
In the meantime, the effectiveness of the shareholders' resolutions that were opposed was suspended and an appeal is pending, filed by Nortel, against the precautionary measures that were taken.

■ BRASIL TELECOM DISPUTE

In April 2001, Brasil Telecom filed suit against Telecom Italia and Stet International Netherlands (SIN), and also the two directors of Brasil Telecom nominated by Telecom Italia.
This suit has been filed in order to obtain the damages that Brasil Telecom would have suffered following the purchase of CRT (Companhia Riograndense de Telefonia) shares and also because it did not participate in the SMP bid (Serviçio Móvel Pessoal). The judge has been asked to quantify the damages.
At this time, the preliminary claims by the petitioners is being examined.

■ ENTEL CHILE DISPUTE

The company, Americatel Corporation, in which Entel Chile has a direct 80% stake, carries receivables of about US $30 million from OAN, a company that provides billing and collection services for Americatel's customers. OAN filed for bankruptcy and it was authorized to sell to third parties the receivables that belong to Americatel. The latter, in the meantime, immediately filed suit in order to avoid confusion over its receivables and OAN's assets, contesting the legitimacy of the above-mentioned sale of the receivables.

■ WTC DISPUTE

In March 1999, Telecom filed suit, in the Miami courts, for payment of unpaid invoices of about US $13 million from the local Wholesale Telecom Corporation ("WTC") that were issued for the capacity supplied for international traffic.
WTC presented a counterclaim, also citing TMI USA (a Telecom Italia subsidiary), asking damages from each for a total of US $60 million. At this time, the pre-trial inquiry is in the process of being concluded. Telecom Italia provided an amount of euro 6 million in a specific reserve in 2001.

■ CHASE MANHATTAN BANK DISPUTE

In June 2000, Chase Manhattan initiated a civil suit in the United States against the shareholders of Iridium LLC after it failed to repay a US $800 million loan granted by the same Chase to Iridium Operating LLC (subsidiary of Iridium LLC). In particular, Chase requested the specific execution of an alleged commitment by the shareholders to guarantee repayment of the loan by contributing the share capital of Iridium LLC; to this end, the amount claimed from Telecom Italia amounts to about US $7.5 million, which had already been set aside in the financial statements of the subsidiary Iridium Italia at December 31, 2000. However, Chase was authorized by the judge to change its claim to one of fraud and as a result filed claim for responsibility against all of Iridium LLC's shareholders, jointly and severally, for the entire amount of the loan.
Telecom Italia presented a claim in February 2001, stating that it should not have been called to stand judgement since its investment in Iridium LLC, as early as October 1996, had been sold to Iridium Italia S.p.A., a company in which Telecom Italia has a 30% stake, TIM 35% and Telespazio 35%.

At this time, the pre-trial stage of the case, in which Telecom Italia filed an appeal to be excluded from the case, is still in the process of being concluded.

STET HELLAS DISPUTE

In December 1996, Mobitel, a company in the Greek Interamerican group (now Demco Reinsurance), a minority shareholder of Stet Hellas and, at that time, its exclusive representative, initiated arbitration proceedings at the Paris International Chamber of Commerce, principally maintaining its right to receive commissions not only on outgoing traffic generated by the subscribers it had signed up, but also on incoming traffic and that generated by customers in default of payment. The total damages requested are equal to about US $38 million. Mobitel and Interamerican have also requested damages for a total of US $172 million following the dissolution of the exclusive representative contract as notified by Stet Hellas.
The latter and Telecom Italia, which took over from Stet International (formerly the guarantor of the first company and, as such, a party to the contracts at one time signed) presented a counterclaim for an amount of about US $210 million, mainly to cover the damages suffered as a result of the loss of the acquisition of market share caused by non-fulfillment by Mobitel.
In October 2000, a partial award was given which, in principle, agreed with Mobitel's request for recognition of a commission also on Stet Hellas's revenues from incoming traffic; in November 2001, the Board of Arbitration rejected Telecom Italia/Stet Hellas' claim that the Board of Arbitration did not have jurisdiction but that the ordinary Greek courts had exclusive jurisdiction concerning the decision over the quantum, since the Arbitration Board had only been asked to decide on the obligation to pay, a matter which the Board of Arbitration had already decided.

EQUITY INVESTMENTS HELD BY DIRECTORS AND STATUTORY AUDITORS

Pursuant to art. 79 which introduced Legislative Decree No. 58 of February 24, 1998, adopted by Consob under Resolution No. 11971 of May 14, 1999 and later amended by Resolutions No. 12475 dated April 6, 2000 and No. 13086 dated April 18, 2001, the following table presents the equity interests held by the Directors and Statutory Auditors of Telecom Italia S.p.A. and its subsidiaries.

Name	Company	Number of shares held at the end of prior year	Number of shares purchased	Number of schares sold	Number of shares held at the end of 2001
BOARD OF DIRECTORS					
Marco TRONCHETTI PROVERA	=	=	=	=	=
Gilberto BENETTON	=	=	=	=	=
Enrico BONDI	=	=	=	=	=
Carlo Orazio BUORA	=	=	=	=	=
Umberto COLOMBO	=	=	=	=	=
Francesco DENOZZA	=	=	=	=	=
Luigi FAUSTI (1)	TIM ordinary share	50,000	=	=	50,000
Guido FERRARINI	=	=	=	=	=
Paolo GRANDI	=	=	=	=	=
Natalino IRTI (1)	TIM ordinary share	11,000	=	=	11,000
Gianni MION	=	=	=	=	=
Massimo MORATTI	=	=	=	=	=
Carlo Alessandro PURI NEGRI	=	=	=	=	=
Pier Francesco SAVIOTTI (1)	TIM ord. share	10,000	=	=	10,000
Roberto ULISSI	=	=	=	=	=
Roberto COLANINNO (2)	Telecom Italia ord.	292,000	=	10,000	282,000
	Telecom Italia sav.	530,000	=	305,000	225,000
	TIM ordinary share	254,000	10,000	=	264,000
	Seat Pagine Gialle ord.	471,532	=	=	471,532
Antonio TESONE (3)	TIM ordinary share	625	=	=	625
Sergio EREDE (4)	Seat Pagine Gialle ord.	1,844,358	=	1,844,358	=
Angelo BENESSIA	=	=	=	=	=
Peter A. COHEN	=	=	=	=	=
Salvatore DONATO	=	=	=	=	=
Paolo FERRO-LUZZI	=	=	=	=	=
Emilio GNUTTI (5)	Telecom Italia ord.	1,500	=	=	1,500
	Seat Pagine Gialle ord.	1,288,084	=	50,000	1,238,084
	TIM ordinary share	100,000	=	=	100,000
Jeffrey E. LIVINGSTON	=	=	=	=	=
Ettore LONATI (6)	Telecom Italia sav.	106,000	=	2,000	104,000
	Seat Pagine Gialle ord.	1,724,324	250,000	=	1,974,324
	TIM ordinary share	150,000	=	=	150,000
Domenico Giovanni SINISCALCO	=	=	=	=	=
Joseph M. TUCCI	=	=	=	=	=
Gèrard WORMS	=	=	=	=	=
BOARD OF STATUTORY AUDITORS					
Paolo GERMANI	=	=	=	=	=
Mario BOIDI	=	=	=	=	=
Paolo GOLIA	=	=	=	=	=
Fabrizio QUARTA	=	=	=	=	=
Gianfranco ZANDA	=	=	=	=	=

(1) Shares held from November 7, 2001, date of appointment to the post of Director;
(2) Shares held up to July 30, 2001, date of resignation from the posts of Chairman and Managing Director;
(3) Shares not held directly up to September 25, 2001, date of resignation from the post of Director;
(4) Shares not held directly. The purchase took place on December 27, 2000 by the contribution of an indirectly held investment in Databank S.p.A. to Seat Pagine Gialle and the information was not communicated by the person for purposes of the report on operations at December 31, 2000;
(5) Shares not held directly up to November 7, 2001, date of resignation from the post of Director;
(6) Shares held up to November 7, 2001, date of resignation from the post of Director.



PERFORMANCE OF INTERBUSINESS SERVICES

As required by the antitrust authority, the accounting principles used to determine the economic values for Interbusiness services are described below. These accounting principles have been audited starting from the year 1996.
In 2001, this examination was performed by the firm of Reconta Ernst & Young S.p.A..

• **Revenues:** are stated at market prices for competitive services and at rates established by law for services granted by license and are recorded on the accrual basis. In the case of services provided that imply the use of dedicated access lines by the final customer, the revenues also include the income from leasing such lines (valued on the basis of the rates defined in the ministerial decrees), with the consequent recognition the same amount in costs.

• **Direct costs**

- *labor costs*: represent the cost of personnel who worked to provide such services; the cost includes salary and wages, social security costs, provisions for employee termination indemnities and other sundry costs recorded on the basis of the number of persons in the dedicated operating structures and using cost accounting standards;

- *network utilization costs*: include the cost to use the regulated carrier services (usually direct connections) and the cost to use the carrier products/services offered in a competitive environment; they are therefore valued, respectively, using the rates established by law and the rates applied to all third-party customers, the same as that which occurs in the cost structure of other carriers in the sector;

- *other direct costs*: refer to direct costs (advertising, marketing, service connection, operating and maintenance, etc.) and indirect costs (corporate structure costs supporting the operating lines) valued using cost accounting standards and applying specific allocation methods.

• **Depreciation:** of fixed assets directly employed in providing the services in question are determined on the basis of the estimated useful lives of the assets of Telecom Italia.

The economic results of the interbusiness services are reported as follows:

(in thousands of euro)	2001 (A)	2000 (B)	Change (A-B) Amount	%
Revenues	88,913	121,204	(32,291)	(26.6)
Cost	(80,810)	(100,920)	20,110	(20.0)
of which:				
Labor cost	(5,920)	(6,415)	495	(7.7)
Network utilization costs	(44,878)	(53,209)	8,331	(15.7)
Other costs	(30,012)	(41,296)	11,284	(27.3)
Gross operating profit	8,103	20,284	(12,181)	(60.1)
Depreciation and amortization	(18,439)	(13,669)	(4,770)	34.9
Operating income (loss)	(10,336)	6,614	(16,950)	n.s.

The results for 2001 show an operating loss of euro 10.3 million compared to an operating income of +euro 6.6 million in 2000. Such result is due to the reduction in revenues mainly on account of a decline in customers, who switched to other alternative plans, the decrease

in market prices and the revision in the manner of how the service is used by Seat-Tin.it and other Internet Service Providers.
The reduction in revenues was only partly compensated by the reduction in costs, which led to a sharp decline in gross operating profit. The operating result was also impacted by the significant increase in depreciation, as a result of higher depreciable assets for the dedicated platform, due to the full use of assets that went into operation in 2000 and the new installations that came into use during the year.

ECONOMIC AND FINANCIAL REVIEW OF TELECOM ITALIA S.P.A.

The financial condition and the results of operations of Telecom Italia for the year 2001 reflect the results emerging from the transactions involving the companies described below that took place in 2000 and 2001.

- Contribution to Tin.it S.p.A., with effect from May 1, 2000, of all the assets and liabilities consisting of the business segments and investment holdings inherent to the operations and marketing of on-line services and products by Telecom Italia, Telespazio and Saritel; on the following November 15, the merger of Tin.it in Seat Pagine Gialle was finalized and became effective for accounting and tax purposes as from May 1, 2000;
- contribution to TE.SS. - Tele Payroll Services S.p.A., operational since November 1, 2000, of the business segment for the management of the personnel administration services of the companies of the Group;
- contribution, on December 1, 2000, of the business segment "Large Buildings", consisting of Telecom Italia's most prestigious real estate properties, to IM.SER., and the successive sale of 60% of this company to Beni Stabili (45%) and Lehman Brothers (15%);
- total spin-off of Stet International to Telecom Italia and TIM as part of the rationalization of the international communications sector. The spin-off was concluded on December 27, 2000 and became effective for accounting and tax purposes as from January 1, 2000;
- contribution to Netsiel, which took place on December 31, 2000, of the business segment for the operations of the information technology services. This transaction falls under the reorganization program of the sector which calls for concentrating all of the Group's operations in the Information Technology sector;
- sale to Telesoft, on March 1, 2001, of the business segment devoted to the development of information systems and the creation of applications software;
- sale of the business segment for printing telephone bills to Printel, which took place on February 1, 2001, and the outsourcing of the related activities to Postel;
- contribution to CSELT, which then changed its name to Telecom Italia Lab, of the "Venture Capital" business segment on March 1, 2001.

The following table shows the results of operations for the year 2001 compared to the year 2000, which has been restated to give effect to the changes consequent to the aforementioned corporate transactions.

(in millions of euro)	2001 (a)	2000 (b)	Adjust-ments	2000 proforma (c)	Change % (a/b)	Change % (a/c)
Sales and service revenues	**17,309**	**17,463**	**(49)**	**17,414**	**(0.9)**	**(0.6)**
Raw materials and outside services (*)	(7,109)	(6,870)	(500)	(7,370)	3.5	(3.5)
Labor cost (*)	(2,616)	(3,057)	102	(2,955)	(14.4)	(11.5)
Gross operating profit	**7,571**	**7,556**	**(447)**	**7,109**	**0.2**	**6.5**
Depreciation and amortization	(3,321)	(3,719)	248	(3,471)	(10.7)	(4.3)
Other valuation adjustments	(159)	(191)	5	(186)	(16.8)	(14.5)
Net other income (expense)	(8)	11	16	27	•	•
Operating income	**3,983**	**3,595**	**(178)**	**3,417**	**10.8**	**16.6**

(*) Reduced by related cost recoveries.

RESULTS OF OPERATIONS

STATEMENTS OF INCOME

(in millions of euro)	2001	2000	Change Amount	%
A. Sales and service revenues	**17,309**	**17,463**	**(154)**	**(0.9)**
Changes in inventory of contract work in process	(19)	8	(27)	•
Increases in capitalized internal construction costs	6	11	(5)	(45.5)
Operating grants		1	(1)	•
B. Standard production value	**17,296**	**17,483**	**(187)**	**(1.1)**
Raw materials and outside services (*)	(7,109)	(6,870)	(239)	3.5
C. Value added	**10,187**	**10,613**	**(426)**	**(4.0)**
Labor costs (*)	(2,616)	(3,057)	441	(14.4)
D. Gross operating profit	**7,571**	**7,556**	**15**	**0.2**
Depreciation and amortization	(3,321)	(3,719)	398	(10.7)
Other valuation adjustments	(159)	(191)	32	(16.8)
Provisions to reserves for risks and charges	(100)	(62)	(38)	61.3
Net other income (expense)	(8)	11	(19)	•
E. Operating income	**3,983**	**3,595**	**388**	**10.8**
Net investment and financial income (expense) and value adjustments	(377)	892	(1,269)	•
F. Income before extraordinary items and taxes	**3,606**	**4,487**	**(881)**	**(19.6)**
Net extraordinary income (expense)	(2,893)	(179)	(2,714)	•
G. Income before taxes	**713**	**4,308**	**(3,595)**	**(83.4)**
Income taxes	(562)	(1,749)	1,187	(67.9)
H. Net income	**151**	**2,559**	**(2,408)**	**(94.1)**

(*) Reduced by related cost recoveries.

Sales and service revenues, amounting to euro 17,309 million, decreased by 0.9% compared to 2000 (euro 17,463 million). The total includes revenues from services of euro 17,045 million and revenues from sales of euro 264 million (respectively, euro 17,108 million and euro 355 million in 2000).

The reduction in sales revenues (-euro 91 million, -25.6%) is due to the fact that the Company, from the second half of 2000, leaves manufacturers with the responsibility for the direct sale of the equipment to some customers and limits itself to only providing the plans for the telecommunications systems (which also explains the reduction in costs for the sales of products, discussed later).

The reduction in service revenues (-euro 63 million, -0.4%) can be attributed to traffic revenues which fell by 6.9% even though the number of minutes rose by 30.7% (corresponding to +euro 1,257 million in terms of revenues). However, this increase was reduced by a decline in the average return on traffic (retail and wholesale) of 28.8% (from euro 5.5 cents per minute in 2000 to euro 3.9 cents per minute), a decrease of euro 1,912 million in terms of revenues.

Such performance was affected by:

- the discount policies aimed at customer retention;
- the strong growth in traffic "carried" on behalf of other operators and on-line traffic, which caused an increase in the volumes of minutes handled on one hand and, a shift to a less remunerative mix in the types of traffic;
- the rate changes in the second half of 2000 and 2001 which lowered the prices of local, long-distance and international traffic.

These phenomena were partly compensated by the increase in basic subscriber charges of

+8.7%, as a result of the aforementioned rate changes, the development of data connections, the growing number of subscribers to various discount rate plans proposed by the Company and the demand for interconnecting services with the Telecom Italia network by other wireline operators.

Sales and service revenues, net of amounts due to other telecommunications operations, instead, amount to euro 13,894 million, with a decrease of euro 419 million (-2.9%) compared to 2000.

Gross operating profit, of euro 7,571 million increased by euro 15 million compared to 2000 (+0.2%). The percentage of gross operating profit to sales and service revenues shows a slight improvement and was 43.7% compared to 43.3% in 2000.
The change is mainly due to the above-mentioned reduction in revenues (-euro 154 million) and higher raw materials and outside services (+euro 239 million) that were completely absorbed by the labor costs, which fell by euro 441 million compared to 2000.
The change in raw materials and outside services is mainly due to the following factors:

- the increase in operating costs (+euro 367 million), chiefly attributable to the rental payments on the buildings sold to IM.SER in December 2000, and the costs to operate the information systems (business conferred to Netsiel in December 2000), which both totaled euro 371 million;
- the increase in the amounts due to other operators (+euro 265 million), owing to the sharp growth in interconnecting traffic;
- the reduction in marketing costs (-euro 173 million), chiefly attributable to the sales of products (-euro 125 million) – in relation to the comments made under sales revenues - to costs (-euro 25 million) connected to the business for the printing of the White Pages telephone directories contributed to Tin.it and advertising and promotional campaign costs (-euro 59 million);
- the reduction in direct service costs (-euro 144 million), due to the effect of both the savings consequent to the continuation of the program to rationalize installations and the lower installation and maintenance costs connected with switching and data transmission systems.

Total raw materials and outside services, net of the amount due to other operators, amounted to euro 3,694 million in 2001 and is euro 26 million lower than last year.
The reduction in labor costs (-euro 441 million) can be ascribed mainly to the effects of a decrease in the average number of employees (-11,145 persons compared to 2000, -15.4%) due to employee cutbacks under Law 223/1991 and employees no longer with the company on account of the contributions or the sales of business segments in 2000 and 2001.

Operating income, amounted to euro 3,983 million, an increase of euro 388 million from 2000 (+10.8%). The ratio of operating income to revenues was 23.0%, compared to 20.6% in 2000; the increase is due to lower depreciation and amortization (-euro 398 million), euro 242 million of which is due to the reduction in depreciable assets following the contribution of assets to IM.SER and Netsiel, in December 2000, and Telesoft in 2001, as well as the change in the mix of depreciable assets.

Net income, euro 151 million, is euro 2,408 million lower than in 2000. The change is due to the following:

- the increase in financial expenses, net (+euro 1,166 million), as a result of higher interest expense mainly due to the increase in debt exposure and the provision for the forward purchase commitment on Seat Pagine Gialle shares for euro 569 million in connection with the estimated nonrecoverability of the original price to exercise the option;
- increase in the writedowns of investments (+euro 337 million), mainly in the subsidiaries Telespazio (euro 91 million), TMI - Telemedia International Italia (+euro 60 million), TI Lab

(euro 50 million), Softe (euro 87 million) and in the affiliated company Stream (+euro 39 million);

- increase in extraordinary expense (+euro 2,454 million) principally as a result of the extraordinary provisions, euro 2,527 million, made in respect of the investments held by SIN and TIWEB, and the provision, euro 248 million, for expenses on the agreement with Vivendi/CanalPlus for the transfer of the investment in Stream. The extraordinary expenses in 2000 included the costs for the corporate reorganization plan that followed the agreements reached with the labor unions over layoffs and unemployment compensation plans (euro 285 million) and expenses and provisions relating to the transactions for the disposal of investment holdings and the contribution of business segments (euro 170 million);
- reduction in extraordinary income (-euro 260 million) mainly due to the fact that 2000 included gains of euro 666 million, largely relating to the contribution of the business segment "Large Buildings" to IM.SER (euro 510 million) and the sale of Sirti (euro 117 million), while in 2001, the gains realized totaled euro 264 million (of which euro 139 million relate to the contribution of the investments in Intelsat, Inmarsat and New Skies Satellites to Mirror International Gmbh, euro 111 million to the sale of the investment in Eutelsat to Mirror International Holding and euro 120 million to the reserves released for provisions made in excess in prior years relating to the reserve for the contract with Iraq (euro 62 millions) and the reserve for corporate restructuring costs (euro 50 million).

The above negative effects were only partly absorbed by net investment income (+euro 233 million) and lower income taxes (-euro 1,187 million) as a result of the reduction in the taxable base which was impacted by the aforementioned extraordinary provisions regarding the international investment holdings.

FINANCIAL CONDITION

BALANCE SHEETS

(in millions of euro)		12/31/2001	12/31/2000	Change
A. Intangibles, fixed assets and long-term investments				
Intangible assets		1,318	1,189	129
Fixed assets		14,109	15,135	(1,026)
Long-term investments:				
- Equity investments and advances on future capital contributions		18,149	19,847	(1,698)
- Other		221	912	(691)
		33,797	**37,083**	**(3,286)**
B. Working capital				
Inventories		77	77	-
Trade accounts receivable		5,104	5,085	19
Other assets		3,868	3,149	719
Trade accounts payable		(3,549)	(4,369)	820
Reserves for risks and charges		(1,613)	(884)	(729)
Other liabilities		(3,875)	(3,557)	(318)
		12	**(499)**	**511**
C. Invested capital, net of operating liabilities	(A+B)	**33,809**	**36,584**	**(2,775)**
D. Reserve for employee termination indemnities		**(1,025)**	**(1,031)**	**6**
E. Invested capital, net of operating liabilities and reserve for employee termination indemnities	(C+D)	**32,784**	**35,553**	**(2,769)**
Financed by:				
F. Shareholders' equity				
Share capital paid-in		4,023	3,835	188
Reserves and retained earnings		11,697	12,320	(623)
Net income		151	2,559	(2,408)
		15,871	**18,714**	**(2,843)**
G. Medium/long-term debt		**10,371**	**3,188**	**7,183**
H. Net short-term borrowings				
Short-term borrowings		7,538	15,713	(8,175)
Liquid assets and short-term financial assets		(1,248)	(2,132)	884
Financial accrued expenses and deferred income, net		252	70	182
		6,542	**13,651**	**(7,109)**
	(G+H)	**16,913**	**16,839**	**74**
I. Total	(F+G+H)	**32,784**	**35,553**	**(2,769)**

As far as **intangibles, fixed assets and long-term investments** are concerned, the reduction in fixed assets from December 31, 2000 is due to the difference between additions (euro 2,466 million), depreciation (euro 3,321 million) and disposals (euro 343 million) covered almost entirely by accumulated depreciation (euro 303 million). "Long-term investments" amounted to euro 18,370 million and decreased by euro 2,389 million since December 31, 2000. The reduction is mainly due to:

- new investments for euro 1,889 million;
- writedowns for euro 3,148 million including the extraordinary writedowns to the value of the investments in SIN and TIWEB for a total of euro 2,527 million;
- disposals/decreases in investments for euro 578 million;
- cancellation of No. 112,998,070 savings shares of treasury stock for a total of euro 711



million when the share capital was re-denominated in euro. The transaction is described in the note on "share capital".

Working capital, showed a positive figure of euro 12 million (-euro 499 million at December 31, 2000) and increased by euro 511 million. The increase is mainly due to higher "other assets" (+euro 719 million) principally as a result of higher income tax and VAT receivables and the reduction in "trade accounts payable" (-euro 820 million). Such effects have been partly absorbed by the increase in the "reserve for risks and charges" (+euro 729 million) - primarily for the provision relating to the forward purchase commitment on Seat Pagine Gialle shares for a total of euro 569 million, and expenses connected with the sale of Stream - and the increase in other liabilities (+euro 318 million).
The securitization of accounts receivable from residential customers during the year led to a reduction in trade accounts receivable at December 31, 2001 of euro 877 million, of which euro 684 million were not yet due. The transaction is fully described in the notes to the financial statements of Telecom Italia S.p.A. to which reference should be made.

Net invested capital of euro 32,784 million (euro 35,553 million at December 31, 2000), is financed by shareholders' equity for 48.4% and net borrowings for 51.6%.

Shareholders' equity went from euro 18,714 million at December 31, 2000 to euro 15,871 million at the end of 2001. The reduction of euro 2,843 million is due to:

(in millions of euro)	2001	2000
At January 1	**18,714**	**18,374**
Net income	151	2,559
Portion of capital grants available	15	16
Dividends paid out	(2,309)	(2,327)
Cancellation of the reserve for treasury stock in portfolio	(711)	-
Increase in paid-in-capital	10	-
Share capital increase	188	-
Reduction in revaluation reserve Law 72, 3/19/83	(187)	-
Increase in other reserves	-	92
At December 31	**15,871**	**18,714**

Net debt totals euro 16,913 million (euro 16,839 million at December 31, 2000) and is substantially in line with that at December 31, 2000, thanks to the equilibrium between the following factors:
requirements for:
- financial investments;
- distribution of dividends;

financed by:
- sale of investments in the former satellite consortiums;
- effect of securitization transaction;
- cash flows provided by operating activities.

The composition of debt has changed as a result of the issue of four Telecom Italia notes for a total of euro 8,250 million, thus making it possible to consolidate a significant portion of short-term borrowings.



The above notes refer to:

- three issues for a total of euro 6,750 million, at a fixed interest rate, subscribed to entirely by Sogerim; the first on May 31, 2001 for euro 3,300 million, the second on August 3, 2001 for euro 3,000 million and the third on December 28, 2001 for euro 450 million.
- one issue on December 21, 2001 placed on the market and listed on the Luxembourg stock exchange for euro 1,500 million, at a floating interest rate.

Gross debt at December 31, 2001 totals euro 17,909 million (euro 18,901 million at December 31, 2000); details are provided in the following table:

	12/31/2001						12/31/2000	
(in millions of euro)	**Euro**	**%**	**Currency**	**%**	**Total**	**%**	**Total**	**%**
Medium/long-term debt	10,055	57	316	78	10,371	58	3,188	17
Short-term borrowings	7,449	43	89	22	7,538	42	15,713	83
Total	**17,504**	**100**	**405**	**100**	**17,909**	**100**	**18,901**	**100**

The previously mentioned transaction for the securitization of receivables led in an improvement in net debt at December 31, 2001 of euro 848 million.



FINANCIAL PERFORMANCE

STATEMENTS OF CASH FLOWS

(in millions of euro)		2001	2000
A. Net debt, at beginning of year		**(16,839)**	**(8,298)**
B. Cash flows - operating activities			
Net income		151	2,559
Depreciation and amortization		3,321	3,719
(Gains) losses on sales of intangibles, fixed assets and long-term investments		(241)	(610)
Writedowns of intangibles, fixed assets and long-term investments		3,148	327
Change in working capital (*)		(514)	(1,867)
Net change in reserve for employee termination indemnities		(6)	(86)
		5,859	**4,042**
C. Cash flows - investing activities			
Intangibles, fixed assets and long-term investments		(4,495)	(13,923)
. intangible assets		*(727)*	*(671)*
. fixed assets		*(1,739)*	*(1,898)*
. long-term investments		*(2,029)*	*(11,354)*
Intangibles, fixed assets and long-term investments purchased as a result of corporate transactions		(413)	(4,724)
Proceeds from sale, or redemption value, of intangibles, fixed assets and long-term investments		975	4,179
Intangibles, fixed assets and long-term investments sold as a result of corporate transactions		280	4,104
		(3,653)	**(10,364)**
D. Cash flows – financing activities			
Contributions by shareholders		10	-
Capital grants		19	17
Change in shareholders' equity as a result of corporate transactions		-	91
		29	**108**
E. Dividends		**(2,309)**	**(2,327)**
F. Change in net debt	(B+C+D+E)	**(74)**	**(8,541)**
G. Net debt, at end of year	(A+F)	**(16,913)**	**(16,839)**

(*) The difference with respect to the reclassified "balance sheet" is due to entries affecting working capital. They refer to changes in capital grants, the use of the reserve for losses of subsidiaries and affiliates, the adjustment of medium/long-term loans receivable to year-end exchange rates.

The change in net debt was due to the following:

(in millions of euro)	2001	2000
Increases (decreases) in medium/long-term debt	7,183	(1,057)
Increases (decreases) in short-term borrowings	(7,109)	9,598
Total	**74**	**8,541**



Consolidated financial statements »
at December 31, 2001 of Telecom Italia Group

1452



CONSOLIDATED BALANCE SHEETS

ASSETS

(in millions of euro)

		12/31/2001		12/31/2000 (***)		12/31/2000 historical
RECEIVABLES FROM SHAREHOLDERS FOR CAPITAL CONTRIBUTIONS						
- PORTION CALLED IN						
- PORTION NOT CALLED IN		1		2		2
TOTAL RECEIVABLES FROM SHAREHOLDERS FOR CAPITAL CONTRIBUTIONS		**1**		**2**		**2**
INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS						
- INTANGIBLE ASSETS						
Start-up and expansion costs		104		100		100
Industrial patents and intellectual property rights		1,274		809		819
Concessions, licenses, trademarks and similar rights		4,307		3,315		3,505
Goodwill		47		69		69
Consolidation difference		9,094		10,102		10,230
Work in progress and advances to suppliers		874		840		840
Other intangibles		497		336		474
TOTAL INTANGIBLE ASSETS		16,197		15,571		16,037
- FIXED ASSETS						
Land and buildings		2,877		2,656		2,947
Plant and machinery		16,649		16,299		18,126
Manufacturing and distribution equipment		73		79		78
Other fixed assets		731		600		836
Construction in progress and advances to suppliers		1,427		1,087		1,438
TOTAL FIXED ASSETS		21,757		20,721		23,425
- LONG-TERM INVESTMENTS						
Equity investments in:						
unconsolidated subsidiaries		18		21		21
affiliated companies		4,764		7,589		7,199
other companies		145		188		191
Total equity investments	4,927		7,798		7,411	
Advances on future capital contributions		1,659		187		187
Accounts receivable:	(*)		(*)		(*)	
unconsolidated subsidiaries	2	2				
affiliated companies		117		127		127
other receivables	80	273	110	279	110	282
Total accounts receivable	82	392	110	406	110	409
Other securities		86		3		6
Treasury stock				662		662
TOTAL LONG-TERM INVESTMENTS		7,064		9,056		8,675
TOTAL INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS		**45,018**		**45,348**		**48,137**
CURRENT ASSETS						
- INVENTORIES						
Raw materials and supplies		22		20		21
Work in progress and semifinished goods		6		10		13
Contract work in process		352		467		467
Finished goods and merchandise:						
finished goods	2		1		2	
merchandise	253	255	169	170	214	216
Advances to suppliers		1		8		8
TOTAL INVENTORIES		636		675		725
- ACCOUNTS RECEIVABLE	(**)		(**)		(**)	
Trade accounts receivable	3	7,904	2	7,537	5	7,997
Accounts receivable from unconsolidated subsidiaries		31		41		41
Accounts receivable from affiliated companies		567		435		413
Accounts receivable from parent companies		1		2		3
Other receivables	478	4,524	472	3,364	487	3,429
TOTAL ACCOUNTS RECEIVABLE	481	13,027	474	11,379	492	11,883
- SHORT-TERM FINANCIAL ASSETS						
Equity investments in unconsolidated subsidiaries		247		392		392
Equity investments in affiliated companies				6		6
Other equity investments		9		38		38
Other securities		1,935		1,869		2,020
Receivables for sales of securities		3		1		1
TOTAL SHORT-TERM FINANCIAL ASSETS		**2,194**		**2,306**		**2,457**
- LIQUID ASSETS						
Bank and postal accounts		757		1,281		1,299
Cash and valuables on hand		5		4		5
TOTAL LIQUID ASSETS		762		1,285		1,304
TOTAL CURRENT ASSETS		**16,619**		**15,645**		**16,369**
ACCRUED INCOME AND PREPAID EXPENSES						
Issue discounts and similar charges		94		2		2
Accrued income and other prepaid expenses		938		988		1,005
TOTAL ACCRUED INCOME AND PREPAID EXPENSES		**1,032**		**990**		**1,007**
TOTAL ASSETS		**62,670**		**61,985**		**65,515**

(*) Amounts due within one year.
(**) Amounts due beyond one year.
(***) Restated balance sheet at December 31, 2000 giving effect to the valuation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

LIABILITIES AND SHAREHOLDERS' EQUITY

(in millions of euro)

		12/31/2001		12/31/2000 (***)		12/31/2000 historical
SHAREHOLDERS' EQUITY						
PARENT COMPANY INTEREST IN:						
- SHARE CAPITAL		4,023		3,835		3,835
- RESERVE FOR TREASURY STOCK				662		662
- RESERVES AND RETAINED EARNINGS		11,567		12,296		12,296
- NET INCOME (LOSS)		(2,068)		2,028		2,028
TOTAL PARENT COMPANY INTEREST		**13,522**		**18,821**		**18,821**
MINORITY INTEREST IN:						
- SHARE CAPITAL, RESERVES AND RETAINED EARNINGS		5,377		5,007		5,788
- NET INCOME		410		864		920
TOTAL MINORITY INTEREST		**5,787**		**5,871**		**6,708**
TOTAL SHAREHOLDERS' EQUITY		**19,309**		**24,692**		**25,529**
RESERVES FOR RISKS AND CHARGES						
Reserve for pension and similar obligation		49		15		15
Reserves for taxes						
for taxes		154		159		159
for deferred taxes		35		67		201
Total reserves for taxes		189		226		360
Other reserves		2,815		1,358		1,393
TOTAL RESERVES FOR RISKS AND CHARGES		**3,053**		**1,599**		**1,768**
RESERVE FOR EMPLOYEE TERMINATION INDEMNITIES		**1,350**		**1,319**		**1,319**
LIABILITIES	(**)		(**)		(**)	
Debentures	8,003	8,183	733	814	1,668	1,814
Convertible debentures	2,500	2,500				
Due to banks	3,340	10,235	3,730	15,980	4,296	16,796
Due to other lenders	1,186	2,163	1,249	1,650	1,267	1,689
Advances		388		370		370
Trade accounts payable	155	6,226	32	6,351	35	6,781
Notes payable	221	221	50	50	50	50
Accounts payable to unconsolidated subsidiaries		25		6		6
Accounts payable to affiliated companies	474	902	506	1,277	506	1,272
Accounts payable to parent companies		1		1		2
Taxes payables	82	922	3	898	3	930
Contributions to pension and social security institutions	598	865	651	932	651	934
Other liabilities	178	4,851	553	4,868	583	5,038
TOTAL LIABILITIES	16,737	**37,482**	7,507	**33,197**	9,059	**35,682**
ACCRUED EXPENSES AND DEFERRED INCOME		**1,476**		**1,178**		**1,217**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**62,670**		**61,985**		**65,515**

(**) Amounts due beyond one year.

MEMORANDUM ACCOUNTS

(in millions of euro)

		12/31/2001		12/31/2000 (***)		12/31/2000 historical
GUARANTEES PROVIDED						
Sureties:						
on behalf of unconsolidated subsidiaries	20		20		20	
on behalf of affiliated companies	1,041		2,319		2,315	
on behalf of others	213		238		238	
Total sureties		1,274		2,577		2,573
Endorsements:						
on behalf of others				168		168
Other guarantees:						
on behalf of unconsolidated subsidiaries	3		1		1	
on behalf of affiliated companies	50		80		69	
on behalf of others	95		120		120	
Total other guarantees		148		201		190
TOTAL GUARANTEES PROVIDED		**1,422**		**2,946**		**2,931**
COLLATERAL PROVIDED						
For obligations of others	147		1		1	
For own obligations, not including liabilities	16		2		2	
TOTAL COLLATERAL PROVIDED		**163**		**3**		**3**
PURCHASES AND SALES COMMITMENTS		**5,369**		**4,902**		**4,902**
OTHER MEMORANDUM ACCOUNTS		**287**		**234**		**234**
TOTAL MEMORANDUM ACCOUNTS		**7,241**		**8,085**		**8,070**

(***) Restated balance sheet at December 31, 2000 giving effect to the valuation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of euro)

	2001	2000 (*)	2000 historical
PRODUCTION VALUE			
Sales and service revenues	30,818	27,169	28,911
Changes in inventories of work in progress, semifinished and finished goods		25	28
Changes in inventory of contract work in process	(115)	251	251
Increases in capitalized internal construction costs	581	831	912
Other revenue and income:			
operating grants	24	20	20
other	393	382	406
Total other revenue and income	417	402	426
TOTAL PRODUCTION VALUE	**31,701**	**28,678**	**30,528**
PRODUCTION COST			
Raw materials, supplies and merchandise	(1,767)	(1,884)	(2,011)
Semifinished and finished goods	(205)	(248)	(248)
Services	(9,552)	(7,933)	(8,394)
Use of property not owned	(1,069)	(751)	(798)
Personnel			
wages and salaries	(3,355)	(3,323)	(3,510)
social security contributions	(993)	(1,077)	(1,128)
termination indemnities	(211)	(242)	(242)
other costs	(107)	(103)	(145)
Total personnel costs	(4,666)	(4,745)	(5,025)
Amortization, depreciation and writedowns			
amortization of intangible assets	(2,241)	(1,078)	(1,132)
depreciation of fixed assets	(4,034)	(4,131)	(4,515)
other writedowns of intangibles and fixed assets	(16)	(48)	(48)
writedowns of receivables included in current assets and liquid assets	(439)	(394)	(477)
Total amortization, depreciation and writedowns	(6,730)	(5,651)	(6,172)
Changes in inventory of raw materials, supplies and merchandise	57	(21)	(2)
Provisions for risks	(189)	(108)	(119)
Other provisions	(89)	(38)	(38)
Miscellaneous operating costs	(817)	(858)	(916)
TOTAL PRODUCTION COST	**(25,027)**	**(22,237)**	**(23,723)**
OPERATING INCOME	**6,674**	**6,441**	**6,805**
FINANCIAL INCOME AND EXPENSE			
Income from equity investments			
dividends from unconsolidated subsidiaries	9	4	4
dividends from affiliated companies		63	64
dividends from other companies	8	71	71
other income from equity investments	137	167	167
Total income from equity investments	154	305	306
Other financial income from			
accounts receivable included in long-term investments			
affiliated companies	7	9	9
other	16	9	10
Total accounts receivable included in long-term investments	23	18	19
securities, other than equity investments, included in long-term investments	3	1	1
securities, other than equity investments, included in current assets	135	99	104
other income			
interest and fees from unconsolidated subsidiaries	1	1	1
interest and fees from affiliated companies	16	16	14
interest and fees from others and miscellaneous income	744	366	402
Total other income	761	383	417
Total other financial income	922	501	541
Interest and other financial expense			
interest and fees paid to unconsolidate subsidiaries		(1)	(1)
interest and fees paid to affiliated companies	(31)	(33)	(33)
interest and fees paid to others and miscellaneous expense	(3,044)	(1,082)	(1,277)
Total interest and other financial expense	(3,075)	(1,116)	(1,311)
TOTAL FINANCIAL INCOME AND EXPENSE	**(1,999)**	**(310)**	**(464)**

(in millions of euro)

	2001	2000 (*)	2000 historical
VALUE ADJUSTMENTS TO FINANCIAL ASSETS			
Upward adjustments of			
equity investments	167	297	275
Total upward adjustments	167	297	275
Writedowns of			
equity investments	(1,933)	(1,440)	(1,432)
long-term investments, other than equity investments	(49)		
securities, other than equity investments, included in current assets	(141)	(2)	(2)
Total writedowns	(2,123)	(1,442)	(1,434)
TOTAL VALUE ADJUSTMENTS	**(1,956)**	**(1,145)**	**(1,159)**
EXTRAORDINARY INCOME AND EXPENSE			
Income			
gains on disposals	392	1,146	1,146
miscellaneous	460	236	236
Total income	852	1,382	1,382
Expense			
losses on disposals	(46)	(13)	(12)
prior years' taxes	(5)	(5)	(5)
provisions and writedowns of equity investments	(2,983)		
miscellaneous	(1,270)	(1,548)	(1,579)
Total expense	(4,304)	(1,566)	(1,596)
TOTAL EXTRAORDINARY ITEMS	**(3,452)**	**(184)**	**(214)**
INCOME BEFORE TAXES	**(733)**	**4,802**	**4,968**
Income taxes			
current taxes	(1,186)	(2,390)	(2,486)
deferred taxes	261	480	466
Total income taxes	(925)	(1,910)	(2,020)
NET INCOME (LOSS) BEFORE MINORITY INTEREST	**(1,658)**	**2,892**	**2,948**
Minority interest	(410)	(864)	(920)
NET INCOME (LOSS)	**(2,068)**	**2,028**	**2,028**

(*) Restated statement of income for the year ended December 31, 2000 giving effect to the valuation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements have been prepared in accordance with the provisions of the Italian Civil Code and are also accompanied by the Report on the Group's operations together with the Report on Telecom Italia.
The consolidated statement of cash flows, although presented in the Report on Operations, constitutes an integral part of these Notes to consolidated financial statements pursuant to Article 29, Section 3 of Legislative Decree No. 127/1991.
The scope and principles of consolidation, the summary of significant accounting policies, along with the composition and changes in the individual components of the consolidated financial statements are set out below.

SCOPE OF CONSOLIDATION

The scope of the consolidation at December 31, 2001 includes the Italian and foreign companies listed in Annex 5, in which the Telecom Italia holds a majority of voting rights, and all other companies in which it exercises a dominant influence.

The companies in which Telecom Italia holds between a 20% and 50% investment in share capital, including jointly controlled companies, have been accounted for using the equity method.

Beginning from the financial statements for the year ended December 31, 2001, Nortel Inversora and the Telecom Argentina group (Nortel Inversora group), which in 2000 were consolidated proportionally as allowed by art. 37 of Legislative Decree No. 127/1991, have been accounted for using the equity method.

For purposes of comparison, the most important changes in the balance sheet and statement of income components are also shown in comparison to 2000 data which have been restated to give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

The following changes have taken place in the scope of consolidation since December 31, 2000:
a) added to the scope of consolidation:
- for *Domestic Wireline*: the new companies set up during the year for the Latin American Nautilus and Mediterranean Nautilus projects, Telecom Italia Spain, TI Telecom Italia (Austria) Telekommunikationsdienste and Telecontact Center;
- for *Mobile Services*: TIM Brasil, TIM Celular Centro Sul (former-Blucel), TIM Sao Paulo (former-Starcel) and TIM Rio Norte (former-Unicel);
- for *Internet and Media*: the companies Free-Finance, Xoom.it, the groups Consodata, Telegate, TDL Infomedia and Holding Media e Comunicazione (former-Cecchi Gori Communications), NetCreations and some companies in the publishing and professional communications sector;
- for *International Operations*: Entel Chile group, and in the Jet Multimedia group, Victoire Multimedia, Victoire Multimedia Informatique;
- for *IT Services*: Webred and Netikos Finland;
- for *Satellite Services*: Telespazio North America and e-Geos;
- for *Telecom Italia Lab*: Loquendo, Telecom Italia Lab S.A., Telecom Italia Lab General Partner;
- for the "other" operations: ISM and N.V. Vertico.

Moreover, the groups Seat Pagine Gialle, Jet Multimedia, Mageos Explorer (former-Europe Explorer) and Maxitel and the companies Corporacion Digitel and Eustema, whose balance sheets only were consolidated at December 31, 2000, have now been fully consolidated line-by-line, including the statement of income.

a) eliminated from the scope of consolidation:
- for *Domestic Wireline*: TMI Hong Kong and TMI Hungary;
- for *Mobile Services*: U-Mobil;
- for *Internet and Media*: Polix, Consodata Interactive, Consodata Italia, Consodata Systeme, Living Lifestyle and companies in the Thomson Directories group;
- for *International Operations*: Nortel Inversora, Telecom Argentina group, Infoconcert and Iber Explorer;
- for *IT Services*: Bisiel, Aska, Jmac Consiel and Sit;
- for *Satellite Services*: Com.star, Iridium Italia and Telespazio Ireland.

Furthermore, in 2000, for the Sirti and Italtel groups, only their statements of income were consolidated since they were sold towards the end of the year.

Annexes 6 and 7 list those subsidiaries excluded from consolidation for the following reasons: their inclusion would not have been material for purposes of a true and fair representation of the consolidated financial statements and/or because they were not operational or in liquidation.

At December 31, 2001, Telecom Italia's subsidiaries and affiliates listed in Annexes 5 to 7, were categorized as follows:

	Subsidiaries			Affiliates			
	Italy	**Abroad**	**Total**	**Italy**	**Abroad**	**Total**	**Total**
Companies:							
consolidated line-by-line	107	197	304				304
valued by the equity method	2	9	11	57	91	148	159
valued at cost	30	33	63	24	11	35	98
Total companies	**139**	**239**	**378**	**81**	**102**	**183**	**561**

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements used for consolidation purposes are those of each consolidated company at December 31, 2001, approved by the respective boards, and adjusted where necessary to conform to the accounting principles adopted by the parent company Telecom Italia.
The financial statements expressed in foreign currency have been translated into euro by applying the average annual exchange rate to the individual items of the statement of income and the year-end exchange rate to the items of the balance sheet.
The difference arising from the translation of beginning shareholders' equity and the net result for the year at the year-end exchange rate is recorded in the reserves under consolidated shareholders' equity.
For the consolidated subsidiaries and affiliates which use inflation accounting to eliminate distorting effects on the results for the year, the statements of income have been translated at the year-end exchange rates instead of at the average rates. The companies in the Group which apply inflation accounting principles are Corporacion Digitel C.A. (Venezuela), Finsiel Romania S.r.l. (Romania) and IS TIM Telekomunikasyon Hizmetleri A.S. (Turkey).
As regards the evolution of the economic situation in Argentina, which led to significant exchange fluctuations after parity with the US dollar was abandoned, the financial statements expressed in Argentine pesos have been translated by applying the average exchange rate of Argentine peso 1 = US$ 1 to the statement of income, except for exchange differences originating from items in currencies other than the peso that were translated in euro, at the same exchange rate as the balance sheet of Argentine peso 1.7 = US$ 1.

The exchange rates used are those presented in "Other information".

All subsidiaries included in the scope of consolidation have been consolidated using the line-by-line method, which can be summarized as follows:

a) assumption of the total amount of assets, liabilities, revenues and expenses, regardless of the interest held, separately showing the minority interest in shareholders' equity and net income;
b) the difference arising from the elimination of the carrying value of an investment in a company included in the scope of consolidation against the underlying share of the shareholders' equity at the date of acquisition is allocated, where possible, to the assets and liabilities of the company. Any residual amount is treated as follows:
   - if positive, it is recorded in "consolidation difference" under "intangible assets" and is amortized on the straight-line method over the estimated time required to recover the amount and, in any case, not more than a period of 15 years;
   - if negative, it is recorded in shareholders' equity as "consolidation reserve", or, when the amount is due to expectations of unfavorable financial results, to "consolidation reserve for future risks and charges";
c) elimination of receivables and payables, as well as expenses and revenues among consolidated companies;
d) elimination of profit included in fixed assets and intangible assets which stem from intraGroup purchases of goods and services at market prices. The portion of intraGroup revenues referring to the above goods and services has been reclassified, net of intraGroup profit, to the item "increase in capitalized internal construction costs".

Provisions and value adjustments made by individual consolidated companies exclusively for the purpose of securing tax benefits allowed by law have also been eliminated from the consolidated financial statements.

■ ACCOUNTING PRINCIPLES

The accounting principles adopted in preparing the consolidated financial statements conform to the law and have been applied on a basis consistent with the prior year.
The accounting principles are set out below:

■ Intangible assets

Intangible assets are recorded at acquisition or production cost and are amortized systematically over their estimated period of benefit. When full recovery of the investments is not expected, appropriate writedowns are made.

■ Fixed assets

Fixed assets are recorded at acquisition or production cost and depreciated on the straight-line method at rates determined on the basis of their estimated remaining useful life. They include inflation adjustments made on the basis of the law.
Fixed assets are written down when there is a permanent impairment to below their net book value. Such amount will be reversed in subsequent years if the underlying assumptions are no longer correct.
Construction in progress is stated at the amount of direct costs incurred.

■ Equity investments

Equity investments considered long-term in nature are recorded in long-term investments or, if acquired for subsequent sale, recorded in short-term financial assets.
Long-term equity investments in unconsolidated subsidiaries and affiliated companies are normally valued by the equity method; positive differences arising upon acquisition, between the carrying value of the investments in said companies and the underlying share of net equity at current values, are included in the value of the investments and amortized on the straight-line method over their expected period of recoverability and, in any case, for a period not exceeding 15 years. Such amortization is charged to the statement of income in "value adjustments to financial assets" under writedowns of investments.
Other long-term investments in unconsolidated subsidiaries are recorded at acquisition or subscription cost, including incidental costs, adjusted for any reasonable expectations of a decline in profitability or recoverability in future years.
In the case of a permanent impairment, the value of such investments is written down and the impairment in value in excess of the corresponding carrying value is recorded in "reserves for risks and charges".
Contracts for the loan of securities are represented in the financial statements as two functionally related transactions: a loan and a "repurchase transaction" on the securities with the obligation of the borrower to resell them at maturity. Accordingly, "Other receivables" and "Other liabilities" include, respectively, a receivable and a payable of the same amount at the fixed amount of the contract (market price of stock at the date of delivery of the securities).
Equity investments included under current assets, consisting mainly of shares of consolidated listed companies purchased for trading purposes, are stated at the lower of cost and realizable value, based on the year-end stock market prices.
Writedowns of investments, whether included in long-term investments or current assets, will be reversed in subsequent years if the underlying assumptions are no longer correct.

■ Other securities (other than equity investments)

Securities that the company intends to hold to maturity are included among long-term investments; those bought for trading purposes are listed under short-term financial assets.
Securities held as long-term investments are valued at cost, adjusted by any permanent impairment in value.
Securities included in current assets are valued at the lower of cost of acquisition and realizable value based on market prices.
Writedowns of securities will be reversed in subsequent years, if the underlying assumptions are no longer correct.
Securities acquired under "repurchase agreements", for which the obligation exists to resell them at maturity, are included at purchase cost in receivables under short-term financial assets. The difference between the sales price and the purchase price is allocated to income as it accrues with a contra-entry to accrued income/expense in the balance sheet.

■ Inventories

Inventories are valued at the lower of purchase or production cost and market.
The methods mainly used in computing cost are the following:
- raw materials and finished goods: LIFO with annual adjustments;
- merchandise: weighted average;
- work in progress and semifinished goods: production cost;

- contract work in process:
  - contracts covering less than 12 months: industrial cost;
  - contracts covering more than one year: at estimated revenues using the percentage of completion method.

In determining the value of contract work in process, anticipated losses upon completion and any other risks are also taken into account. Inventories of raw materials, finished goods and merchandise which exceed foreseeable manufacturing requirements or have become obsolete are written down to their estimated realizable value.

■ Accounts receivable and liabilities

Receivables are stated at the estimated realizable value and classified under long-term investments or current assets. Liabilities are shown at their nominal value.

Accounts receivable and liabilities in foreign currency, based on the concept of prudence, are recorded at the year-end exchange rates. The positive and negative differences between the balance of accounts receivable and liabilities converted at year-end exchange rates and their balance at the original exchange rates are recorded in the statement of income, respectively, in "*financial income*" and "*financial expense*".

Receivables and payables in Argentine pesos are adjusted at the exchange rate of Argentine peso 1.7 = US$ 1.

■ Accruals and deferrals

These items are recorded on the accrual basis.

■ Reserves for risks and charges

"For taxes": this reserve includes prudent provisions for estimated tax charges, including any surtaxes and late payment interest, on positions not yet agreed or in dispute.

"For deferred taxes": this reserve includes deferred taxes calculated on the timing differences of the individual consolidated companies between the value attributed to assets and liabilities for statutory purposes and the value attributed to the same assets and liabilities for tax purposes, as well as those generated by consolidation adjustments.

Deferred tax assets are recorded among "*other receivables*" in current assets.

Deferred tax assets and deferred tax liabilities are set off, whenever the assumptions for doing so exist.

Deferred taxes on reserves on which taxation has been deferred, regarding consolidated companies or companies valued by the equity method, are recorded when such reserves are expected to be distributed or otherwise used and their distribution or utilization will give rise to tax charges.

The tax benefit of tax loss carryforwards is recorded whenever there is reasonable expectation of realization.

"Other reserves" relate primarily to provisions to cover charges of certain or likely existence whose amount or date of occurrence could, however, not be determined at the end of the year. The provisions reflect the best possible estimate, based on the commitments made and on the available data.

■ Reserve for employee termination indemnities

The amount of this reserve is determined in accordance with current laws and collective bargaining agreements and includes the liability matured at the end of the year in favor of all personnel employed by the Italian consolidated companies, net of advances paid.

■ Employee benefit obligations under Law No. 58/1992

Employee benefit obligations, as required by Law No. 58/1992, are accounted for on a cash basis, as described in the notes to financial statements of the Telecom Italia. The remaining liability for such obligations, payable in fifteen deferred annual installments on the basis of the statement updated to December 31, 2001 by the National Social Security Institute (INPS) and according to its interpretation, amounts to euro 1,347 million, divided as follows:

a) euro 910 million for the principal amount (except for the portion attributable to former Iritel employees);

b) euro 437 million for accrued interest.

As regards pre-amortization interest and the related accrued interest, as described in the Notes to the financial statements of Telecom Italia, in compliance with the sentence handed down by the Court of Appeals, No. 4242 of April 5, 2000, payment (for a residual amount of euro 407 million) has been suspended as from June 2000.

The consolidated balance sheet also includes euro 656 million due to INPS, relating to the estimate for the employees of the former State Company for Telephone Services (ASST) made by the special Ministerial Commission established under Law No. 58/1992, upon the contribution of the assets of the Post and Telecommunications Administration to Iritel.

The employee benefit obligations to guarantee uniform insurance status recorded in the consolidated statement of income for the year 2001 (under "extraordinary expense") amount to euro 155 million inclusive of accrued and pre-amortization interest.

- Grants

Operating grants (directly credited to the statement of income) and capital grants or grants for installations are recorded in the accounting period in which the paperwork documenting the grants is received, or in the period in which the respective costs are incurred, provided that the certainty of payment is confirmed by established procedures.
Specifically, capital grants are recorded in deferred income and recognized in future years in the statement of income in relation to the amount of depreciation taken on the underlying assets to which the grants refer.

- Revenues and expenses

Revenues and expenses are recorded on an accrual basis and recognized in the consolidated statement of income as follows:
a) telecommunications services: in the year in which the services are rendered; in particular traffic revenues are shown gross of the amounts due to other carriers which are recorded, for the same amount, in production cost;
b) information technology and innovative network services, other activities: to the extent to which the connected services were rendered during the fiscal year.

- Leased assets

Assets covered by finance lease contracts with a purchase option are recorded in fixed assets and depreciated from the date of the lease contract using rates consistent with those used for similarly owned assets. At the same time, a liability is recorded for the same amount, adjusted by the principal lease payments. The statement of income is charged for the financial expenses for the period and the depreciation charge on the assets acquired in leasing.

- Income taxes

Current income taxes are computed on the basis of a realistic estimate of the income tax charge according to the tax laws of the country; the related income tax payable is shown net of payments on account, withholding taxes and tax credits in "income taxes payable". Any net receivable position is shown in "other receivables".

- Memorandum accounts

"Collateral and guarantees provided" are recorded for an amount equal to the guarantee provided; those in foreign currencies are translated at year-end exchange rates.
"Purchases and sales commitments" are determined on the basis of the unperformed portion of contracts outstanding at the end of the fiscal year which do not fall under the normal "operating cycle".
"Other memorandum accounts" mainly refer to assets of third parties held by consolidated subsidiaries.

- Financial derivatives

Financial derivative contracts are used by the Group to hedge exposure to interest rate and exchange rate risks. They are valued consistently with the underlying asset and liability positions and any net expenses connected with each single transaction are recognized in the statement of income.

For financial instruments used to hedge interest rate risks, the interest differentials are recorded in the statement of income in "financial income and expense" based on the accrual principle.
For financial instruments used to hedge exchange rate risks, the cost (or "financial component" calculated as the difference between the rate at the date of stipulating the contract and the forward rate) is recorded in the statement of income in "financial income and expense" based on the accrual principle.

CONSOLIDATED BALANCE SHEETS

ASSETS

INTANGIBLES ASSETS

euro 16,197 million

(euro 16,037 million at December 31, 2000)

Intangible assets increased by euro 160 million compared to December 31, 2000. A breakdown of the composition and the changes in this account are provided below:

(in millions of euro)	12/31/2000	Deconsolidation Nortel Inv. group	12/31/2000 (*)	Additions	Amortization	Other changes	12/31/2001
Start-up and expansion costs	100	-	100	39	(36)	1	104
Industrial patents and intellectual property rights	819	(10)	809	483	(955)	937	1,274
Concessions, licenses, trademarks and similar rights	3,505	(190)	3,315	1,142	(84)	(66)	4,307
Goodwill	69	-	69	3	(12)	(13)	47
Consolidation difference	10,230	(128)	10,102	1,174	(1,022)	(1,160)	9,094
Work in progress and advances to suppliers	840	-	840	1,018	-	(984)	874
Other intangibles	474	(138)	336	51	(132)	242	497
Total	**16,037**	**(466)**	**15,571**	**3,910**	**(2,241)**	**(1,043)**	**16,197**

(*) Restated to give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

Start-up and expansion costs

Start-up and expansion costs refer primarily to registration fees paid when consolidated companies are established or when their capital is increased.

Industrial patents and intellectual property rights

Industrial patents and intellectual property rights consist mainly of applications software either owned outright or acquired under a license for an unspecified period of time.

Concessions, licenses, trademarks and similar rights

Concessions, licenses, trademarks and similar rights increased by euro 802 million mainly as a result of the acquisition of new licenses in Brazil and Greece (euro 1,080 million).

Consolidation difference

The *consolidation difference* decreased by euro 1,136 million since the end of 2000, mainly due to:

- writedowns to adjust the value of the following investments:

(in millions of euro)	
International operations of the International Operations BU	764
International operations of the Mobile Services BU	392
Operations of Internet and Media BU	147
Total	**1,303**

- amortization charge for the year (euro 1,022 million).

The remaining amount of euro 9,094 million mainly refers to Seat Pagine Gialle (euro 5,882 million), Entel Chile (euro 799 million), TIM (euro 798 million), Corporacion Digitel (euro 337 million), TDL Infomedia (euro 310 million) and Holding Media e Comunicazione (euro 184 million).

1462



- Work in progress and advances to suppliers

Work in progress and advances to suppliers increased by euro 34 million, compared to December 31, 2000, and represent the difference between the capitalization of costs incurred mainly by Telecom Italia for software development projects in progress and the projects which came into use during the year.

- Other intangibles

Other intangibles, totaling euro 497 million (euro 474 million at December 31, 2000), include euro 231 million (euro 261 million at December 31, 2000) of leasehold improvements.

FIXED ASSETS

euro 21,757 million

(euro 23,425 million at December 31, 2000)

Fixed assets decreased by euro 1,668 million compared to the end of 2000. They are shown net of depreciation and writedowns and have been adjusted to eliminate intraGroup profits generated by purchases of internally produced goods and services by the Group. An analysis of fixed assets is provided in the following table:

	Owned assets			Leased assets			12/31/2001	12/31/2000(*)	12/31/2000
(in millions of euro)	Gross value	Accumulated depreciation	Total	Gross value	Accumulated depreciation	Total	Total	Net book value	Net book value
Land and buildings	3,942	(1,514)	2,428	549	(100)	449	2,877	2,656	2,947
Plant and machinery	57,023	(40,404)	16,619	59	(29)	30	16,649	16,299	18,126
Manufacturing and distribution equipment	985	(912)	73	2	(2)	-	73	79	78
Other fixed assets	1,929	(1,287)	642	107	(18)	89	731	600	836
Construction in progress and advances to suppliers	1,345	-	1,345	82	-	82	1,427	1,087	1,438
Total	**65,224**	**(44,117)**	**21,107**	**799**	**(149)**	**650**	**21,757**	**20,721**	**23,425**

(*) Restated to give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

The gross value of fixed assets includes euro 1,301 million of monetary revaluations made by the Italian companies.

Accumulated depreciation covered 65.9% of gross fixed assets, compared to 68.5% at the end of last year.

A summary of the changes in fixed assets during the year is shown in the following table:

(in millions of euro)	2001	2000(*)	2000
At January 1	**20,721**	**23,508**	**23,508**
Additions	4,254	3,405	3,889
Disposals	(172)	(95)	(103)
Sale of "Large Buildings" business segment		(2,392)	(2,392)
Depreciation for the year	(4,034)	(4,131)	(4,515)
Writedowns	(11)	(11)	(11)
Change in the scope of consolidation	1,345	367	2,978
Translation adjustment and other	(346)	70	71
At December 31	**21,757**	**20,721**	**23,425**

(*) Restated to give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

Additions for the year amounted to euro 4,254 million (euro 3,889 million in 2000), with an increase of euro 365 million compared to 2000. Details by Business Unit are as follows:

(in millions of euro)	2001	2000 (*)	2000
Domestic Wireline	1,976	1,917	1,917
Mobile Services	1,547	1,194	1,194
Internet and Media	82	55	55
International Operations	427	95	579
IT Services	87	83	83
Satellite Services	27	29	29
Telecom Italia Lab	12	29	29
	4,158	**3,402**	**3,886**
Other operations and intraGroup eliminations	96	3	3
Total	**4,254**	**3,405**	**3,889**

(*) Restated to give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

LONG-TERM INVESTMENTS

euro 7,064 million

(euro 8,675 million at December 31, 2000)

Long-term investments, which decreased by euro 1,611 million from December 31, 2000, include the following:

(in millions of euro)	12/31/2001	12/31/2000 (*)	12/31/2000
Equity investments in:			
unconsolidated subsidiaries	18	21	21
affiliated companies	4,764	7,589	7,199
other companies	145	188	191
	4,927	7,798	7,411
Advances on future capital contributions	1,659	187	187
	6,586	**7,985**	**7,598**
Accounts receivable:			
unconsolidated subsidiaries	2	-	-
affiliated companies	117	127	127
other receivables	273	279	282
	392	**406**	**409**
Other securities	86	3	6
Treasury stock		662	662
Total	**7,064**	**9,056**	**8,675**

(*) Restated to give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

Equity investments in affiliated companies

Equity investments in affiliated companies, amounting to euro 4,764 million, decreased by euro 2,435 million since December 31, 2000 chiefly due to the consolidation of the Entel Chile group and the Holding Media e Comunicazione group and the writedown of foreign investment holdings according to the strategic guidelines of the plan recently drawn up by the new management.



Equity investments in affiliated companies refer to the following:

(in millions of euro)	12/31/2000	Additions	Disposals	Change in scope of consolidation	Extraordinary writedowns	Valuation using equity method (*)	12/31/2001
Telekom Austria	1,819				(225)	(134)	1,460
Auna	509	460	(91)			(188)	690
GLB Serviços Interativos	809				(586)	(199)	24
Etec S.A.	538					13	551
Mobilkom Austria	586					(42)	544
Solpart Participaçoes	461		(9)		(151)	(63)	238
Entel Chile	379			(379)			-
Nortel Inversora	-			390	(50)	(340)	-
Astrolink International	262					(262)	-
Eutelsat	216	39	(255)				-
Telekom Srbija	195						195
BDT	172					(14)	158
IM.SER	204		(75)			12	141
Netco Redes	135					(10)	125
Holding Media e Comunicazione	118			(118)			-
Mirror International Holding	-	334	(234)			(6)	94
Telemaco Immobiliare	-	76				15	91
IS TIM	353	148				(420)	81
Lottomatica	37					41	78
Italtel Holding	105					(40)	65
Stream	100	173				(241)	32
Mondus	57					(39)	18
Other	144	152	(47)		(66)	(4)	179
Total	**7,199**	**1,382**	**(711)**	**(107)**	**(1,078)**	**(1,921)**	**4,764**

(*) Includes the share of earnings or losses for the period, amortization of goodwill and adjustments on the translation of foreign currency financial statements.

The investments valued by the equity method include the unamortized portion (euro 1,688 million, against euro 2,915 million at December 31, 2000) of the excess of book values over the corresponding share of the underlying shareholders' equity at the time of purchase. The excess mainly refers to Telekom Austria (euro 677 million), Mobilkom Austria (euro 280 million), Auna (euro 253 million), BDT (euro 121 million), Etec S.A. (euro 106 million) and Netco Redes (euro 103 million).
A list of the companies valued by the equity method is provided in Annex 6; equity investments in unconsolidated subsidiaries and affiliates are listed in Annex 7.

- Advances on future capital contributions

Mainly refer to advances made by Tim International to IS TIM.

- Accounts receivable from affiliated companies

Mainly refer to loans made to foreign affiliates, in particular, to BDT (euro 108 million).

- Other receivables

Included the revalued amount of the tax receivable from the prepayment of the tax on the reserve for employee severance indemnities (euro 112 million), loans to employees (euro 87 million), loans to other companies and security deposits.

- Other securities

Increased by euro 80 million from December 31, 2000, mainly due to the investments made in the Wisequity S.p.A. closed mutual fund by Seat Pagine Gialle (euro 53 million).

- Treasury stock

Telecom Italia No. 112,998,070 shares was cancelled subsequent to the bonus increase in share capital at the time the capital was re-denominated in euro.

CURRENT ASSETS

■ INVENTORIES

euro 636 million

(euro 725 million at December 31, 2000)

Inventories include the following:

(in millions of euro)	12/31/2001	12/31/2000 (*)	12/31/2000
Raw materials and supplies	22	20	21
Merchandise	253	169	214
	275	**189**	**235**
Work in progress and semifinished goods	6	10	13
Finished goods	2	1	2
	8	**11**	**15**
Contract work in process	352	467	467
Advances to suppliers	1	8	8
	353	**475**	**475**
Total	**636**	**675**	**725**

(*) Restated to give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

Inventories are held by companies providing telecommunications services for euro 245 million (euro 233 million at December 31, 2000), companies providing information technology services for euro 229 million (euro 217 million at December 31, 2000) and companies in the satellite sector for euro 113 million (euro 224 million at December 31, 2000). "Raw materials and supplies and "work in progress and semifinished goods" are substantially in line with current costs.

■ ACCOUNTS RECEIVABLE

euro 13,027 million

(euro 11,883 million at December 31, 2000)

A breakdown of accounts receivable, which increased by euro 1,144 million, is provided below:

(in millions of euro)	12/31/2001	12/31/2000 (*)	12/31/2000
Trade accounts receivable	8,712	8,208	8,737
- allowance for doubtful accounts	(808)	(671)	(740)
Total trade accounts receivable	7,904	7,537	7,997
Accounts receivable from unconsolidated subsidiaries	31	41	41
Accounts receivable from affiliated companies	567	435	413
Accounts receivable from parent companies	1	2	3
Other receivables	4,524	3,364	3,429
Total	**13,027**	**11,379**	**11,883**

(*) Restated to give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

■ Trade accounts receivable

Gross *trade accounts receivable* totaled euro 8,712 million and consist, for the most part, of receivables for telecommunications services. Receivables have been adjusted to estimated realizable value by writedowns and they, too, refer mostly to telecommunications companies. Trade accounts receivable refer, in particular, to Telecom Italia (euro 4,242 million), TIM (euro 917 million) and Seat Pagine Gialle group (euro 885 million).

This caption also includes euro 1,610 million of receivables from other telecommunications carriers and euro 122 million of services to be performed by Seat Pagine Gialle representing the advertising commitments undertaken and invoiced by the company for directories that will be published in 2002. The same amount is recorded in other liabilities.

Furthermore, the securitization of receivables by Telecom Italia led to a reduction in trade accounts receivable at December 31, of euro 877 million, of which euro 684 million were not yet due.

During 2001, TIM sold trade accounts receivable under factoring arrangements for euro 3,297 million. At December 31, 2001, receivables sold and not yet due totaled euro 106 million.

■ Accounts receivable from unconsolidated subsidiaries

Include loans of euro 7 million and trade accounts receivables from subsidiary companies of euro 10 million.

■ Accounts receivable from affiliated companies

Increase of euro 154 million and they refer to financial receivables for euro 206 million, and trade and other receivables for euro 361 million. Financial receivables mainly refer to Stream (euro 122 million), IS TIM (euro 29 million) and Telekom Srbija (euro 23 million), while trade and other receivables chiefly refer to the Auna group (euro 90 million), Stream (euro 82 million), Telekom Srbija (euro 56 million), Telecom Argentina (euro 21 million) and Teleleasing (euro 18 million).

■ Other receivables

Included the following:

- financial receivables of euro 591 million (euro 935 million at December 31, 2000), almost entirely in reference to the loan of securities by Telecom Italia, covered by the specific guarantee contracts;
- other receivables totaling euro 3,933 million (euro 2,494 million at December 31, 2000), which referred to the following:

(in millions of euro)	12/31/2001	12/31/2000
Government and other public entities for subsidies and grants	45	42
Customer payments in transit	210	187
Receivables from the Tax Administration	1,544	576
Deferred tax assets	1,410	996
Receivables relating to personnel	93	79
Other receivables (from the Government, other public entities and other miscellaneous items) in transit	631	614
Total	**3,933**	**2,494**

Net deferred tax assets are composed as follows:

(in millions of euro)	12/31/2001	12/31/2000
Deferred tax assets	1,410	996
Reserve for deferred taxes	(35)	(201)
Total	**1,375**	**795**

Deferred tax assets mainly refer to the writedowns of receivables and the reserves for risks and charges; deferred tax liabilities mainly originated from gains.

No deferred tax assets have been set aside because of uncertainty over their recoverability against future taxable profits. In particular, tax loss carryforwards, which have not been considered in the determination of deferred tax assets, amount to some euro 5,970 million, of which about euro 2,256 million can be utilized under the known circumstances.

■ SHORT-TERM FINANCIAL ASSETS

euro 2,194 million

(euro 2,457 million at December 31, 2000)

This item, which decreased by euro 263 million compared to December 31, 2000, includes the following:

(in millions of euro)	12/31/2001	12/31/2000 (*)	12/31/2000
Equity investments in unconsolidated subsidiaries	247	392	392
Equity investments in affiliated companies	-	6	6
Other equity investments	9	38	38
Other securities	1,935	1,869	2,020
Receivables for sale of securities	3	1	1
Total	**2,194**	**2,306**	**2,457**

(*) Restated to give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

Equity investments refer mainly to listed shares purchased for trading.

■ Other securities

Other securities, which consist almost entirely of government securities and bonds, decreased by euro 85 million compared to December 31, 2000.

The carrying values of both equity investments and other securities have been adjusted by euro 291 million to approximate market values at year end.

■ LIQUID ASSETS

euro 762 million

(euro 1,304 million at December 31, 2000)

Liquid assets decreased by euro 542 million. They consist mainly of funds on deposit in Italian and foreign banks on current accounts.

ACCRUED INCOME AND PREPAID EXPENSES

euro 1,032 million

(euro 1,007 million at December 31, 2000)

This item, which increased by euro 25 million, can be analyzed as follows:

(in millions of euro)	12/31/2001	12/31/2000 (*)	12/31/2000
Issue discounts and similar charges	**94**	**2**	**2**
Accrued income:			
- production value	95	12	12
- financial income	57	60	60
- other	-	-	-
Total accrued income	152	72	72
Other prepaid expenses:			
- production costs	127	83	100
- financial expense	60	77	77
- other	599	756	756
Total other prepaid expenses	786	916	933
Accrued income and other prepaid expenses	**938**	**988**	**1.005**
Total	**1,032**	**990**	**1,007**

(*) Restated to give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

Other prepaid expenses decreased primarily as a result of the charge to the statement of income for the portion of expenses on the deferral of the put option on Seat Pagine Gialle shares referring to the current year.

An analysis of accounts receivable and accrued income by maturity and type is provided in Annex 1.

LIABILITIES AND SHAREHOLDERS' EQUITY

SHAREHOLDERS' EQUITY

euro 19,309 million

(euro 25,529 million at December 31, 2000)

A breakdown of shareholders' equity is presented below:

(in millions of euro)	12/31/2001	12/31/2000 (*)	12/31/2000
Parent company interest	13,522	18,821	18,821
Minority interest	5,787	5,871	6,708
Total	**19,309**	**24,692**	**25,529**

(*) Restated to give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

Telecom Italia's interest in shareholders' equity decreased by euro 5,299 million compared to December 31, 2000. The reduction was due mainly to the payment of the dividends relating to the fiscal year 2000 (euro 2,309 million), the net result for the year (- euro 2,068 million), the cancellation of No. 112,998,070 savings shares of treasury stock by Telecom Italia at the time of the re-denomination of share capital in euro (euro 662 million at December 31, 2000 in addition to euro 49 million for purchases in the early months of 2001) as well as the decrease in the net equities of some foreign companies as a result of the unfavorable trend of the local currency against the euro.

SHARE CAPITAL

The *share capital of Telecom Italia* consists of 5,261,533,481 ordinary shares and 2,053,122,025 savings shares, both with a par value of euro 0.55 each.

PARENT COMPANY INTEREST IN RESERVES AND RETAINED EARNINGS

Parent company interest in *reserves and retained earnings* includes Telecom Italia's own retained earnings and reserves, as well as the consolidated companies' retained earnings and inflation adjustment reserves and tax-deferred reserves. No deferred taxes have been provided on the latter reserves since, based on current plans, no transactions are expected to be entered into that would warrant taxation.

The reconciliation of Telecom Italia's financial statements with the consolidated financial statements as regards shareholders' equity and net result for the year, and the changes in the components of consolidated shareholders' equity, are provided in Annexes 3 and 4.

RESERVES FOR RISKS AND CHARGES

euro 3,053 million

(euro 1,768 million at December 31, 2000)

These reserves increased by euro 1,285 million from December 31, 2000 and refer to the following:

- Reserve for taxes
  Amounting to euro 154 million, mainly consists of estimated tax liabilities on positions still to be agreed or in dispute;

- Reserve for deferred taxes
  Amounting to euro 35 million (- euro 166 million compared to December 31, 2000), includes deferred taxes provided by the individual consolidated companies on the income components subject to deferred taxation and on consolidation adjustments; the reserve practically shows a nil balance;

■ Other reserves

Amounting to euro 2,815 million, increased by euro 1,422 million compared to December 31, 2000.

They include:

- the reserve for the losses of subsidiaries and affiliates of euro 603 million for extraordinary provisions set aside on the basis of the strategic guidelines of recent plans;
- the reserve for forward purchase commitments regarding Seat Pagine Gialle shares of euro 569 million provided to cover the estimate of the nonrecoverability of the original price to exercise the option;
- the reserves for contractual risks and other risks of Telecom Italia for a total of euro 590 million provided in previous years and in the current year, relating to the contribution of the business segment "Large Buildings", the sales of Italtel and Sirti, the sale of the satellite consortiums and the agreement with Vivendi/CanalPlus for transfer of the investment in Stream;
- the reserves for the technological revisions and risks inherent to the regulatory framework of TIM for euro 465 million.

RESERVE FOR EMPLOYEE TERMINATION INDEMNITIES **euro 1,350 million**

(euro 1,319 million at December 31, 2000)

A breakdown of the changes during the year is provided below:

(in millions of euro)	
At January 1, 2001	**1,319**
Change during year:	
- provisions charged to income	211
- utilization for:	
indemnities paid to employees	(127)
advances	(18)
- other changes	(35)
At December 31, 2001	**1,350**

"Other changes" mainly refer to the change in the scope of consolidation.

LIABILITIES **euro 37,482 million**

(euro 35,682 million at December 31, 2000)

A breakdown of liabilities, which increased by euro 1,800 million from December 31, 2000, is as follows:

	12/31/2001		12/31/2000(*)		12/31/2000	
(in millions of euro)	Financial payables	Trade accounts payable and other payables	Financial payables	Trade accounts payable and other payables	Financial payables	Trade accounts payable and other payables
Debentures	8,183	-	814	-	1,814	-
Convertible debentures	2,500	-	-	-	-	-
Due to banks	10,235	-	15,980	-	16,796	-
Due to other lenders	2,163	-	1,650	-	1,689	-
Advances	-	388	-	370	-	370
Trade accounts payable	168	6,058	272	6,079	272	6,509
Notes payable	220	1	50	-	50	-
Accounts payable to unconsolidated subsidiaries	17	8	-	6	-	6
Accounts payable to affiliated companies	553	349	692	585	691	581
Accounts payable to parent companies	-	1	-	1	-	2
Taxes payable	50	872	-	898	-	930
Contributions to pension and social security institutions	-	865	-	932	-	934
Other liabilities	1,108	3,743	2,020	2,848	2,092	2,946
Total	**25,197**	**12,285**	**21,478**	**11,719**	**23,404**	**12,278**

(*) Restated to give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

1470

- Debentures

Debentures, which totaled euro 8,183 million and increased by euro 6,369 million from December 31, 2000, include the following:

- on April 10, 2001, notes were issued by Sogerim on international markets for euro 6,000 million. The issue was divided in three tranches: the first, equal to euro 1.000 million of floating rate notes, maturing on April 20, 2004; the second, equal to euro 3,000 million of fixed-rate notes, maturing on April 20, 2006; the third, equal to euro 2,000 million of fixed-rate notes, maturing on April 20, 2011.
- on December 21, 2001, Telecom Italia issued floating rate notes of euro 1,500 million (this is the first issue under the Global Medium-Term Note Program with Telecom Italia as the issuer). The maturity date is June 21, 2005 and the issuer can call in the notes at an earlier date at the face value beginning from the second year and at every coupon date for interest thereafter.
- notes maturing in 2003 issued by the Brazilian companies Tele Nordeste Celular and Tele Celular Sul for euro 196 million;
- notes maturing between 2002 and 2021 issued by Entel Chile for euro 102 million;
- notes maturing in 2002 issued by Softe through various financial institutions for a total of euro 174 million;
- notes maturing between 2009 and 2010 issued by the TDL Infomedia Ltd group for euro 211 million.

- Convertible debentures

Include notes issued by Sogerim for euro 2,500 million convertible into TIM or Seat Pagine Gialle shares, with the right of issuer to pay off the amount due in cash. These are five-year notes and can be redeemed by the noteholders before maturity at the end of the third year after issue.

- Due to banks

Of euro 10,235 million, are secured by mortgages for euro 37 million and liens and pledges for euro 686 million; they decreased, compared to December 31, 2000, by euro 6,561 million.

- Due to other lenders

Of euro 2,163 million, increased by euro 474 million compared to December 31, 2000. They refer to loans payable to Cassa Depositi e Prestiti and IRI by Telecom Italia (euro 489 million), loans payable by Seat Pagine Gialle (euro 780 million) to Seat Pagine Gialle Finance S.r.l., a corporate vehicle, entirely owned by third parties, operating under Law No. 130/99 on securitization and a payable by Softe (euro 600 million) to Olivetti Finance N.V. negotiated on December 28, 2001 and due on May 28, 2002.

- Advances

Advances, which totaled euro 388 million, increased by euro 18 million compared to December 31, 2000 and include advances received from customers of euro 311 million (of which euro 85 million is from Consorzio Telcal) and installment billings of euro 77 million.

- Trade accounts payable

Of euro 6,226 million decreased by euro 555 million from December 31, 2000, mainly as a result of the reduction in payables by Telecom Italia (- euro 592 million). An amount of euro 131 million of these payables are secured by pledges on Maxitel shares, owned by TIM International and Bitel, and liens on installations guaranteeing the supply contracts with Ericsson. This item also includes euro 743 million of amounts due to other telecommunications operators.

- Notes payable

Of euro 221 million, increased by euro 171 million and refer to the investment certificates issued by Seat Pagine Gialle as part of the securitization transaction.

- Accounts payable to affiliated companies

Of euro 902 million, decreased by euro 370 million compared to the end of 2000. They include financial payables for euro 553 million, mainly to Teleleasing (euro 522 million) for financial lease contracts. Trade accounts payable and other payables amount to euro 349 million and are due to the Italtel group (euro 173 million), Siemens Informatica (euro 51 million) and Teleleasing (euro 42 million).

- Taxes payable

Of euro 922 million decreased by euro 8 million compared to December 31, 2000. Taxes payable include euro 150 million for income taxes and euro 722 million for indirect taxes and withholding taxes paid by the companies as substitute taxpayers, as well as euro 50 million for medium/long-term financial debt relating to the agreement reached with the Tax Administration over the assessments received in 2001 by Telecom Italia.

- Contributions to pension and social security institutions

Of euro 865 million, decreased by euro 69 million compared to December 31, 2000; they include amounts owed to social security and health institutions. This item includes euro 656 million payable to INPS for the remaining balance of the estimated charges assessed for employees of the former ASST pursuant to Law No. 58/1992.

- Other liabilities

Of euro 4,851 million, decreased by euro 187 million compared to December 31, 2000. A breakdown is provided below:

(in millions of euro)	12/31/2001	12/31/2000
Customer-related items	1,650	1,684
Residual amounts due for equity investments	-	163
Employee-related items	631	805
Telecommunications license fee	1,034	615
Other financial items	1,108	1,536
Other recurring and miscellaneous items (contra-entries for accrued costs, accrued interest expense at December 31 and payable the following year, sundry payables, etc.)	428	235
Total	**4,851**	**5,038**

In particular, customer-related items consist of deposits paid by customers and pre-billed basic subscriber charges (mainly for January and February), as well as prepaid traffic. The item also includes other liabilities for services to be performed by Seat Pagine Gialle (euro 122 million). The financial items payable refer to Telecom Italia for euro 395 million, including the transaction for the loan of securities (euro 236 million), and also the TIM group for euro 670 million, relating to the remaining amounts payable on the UMTS licenses acquired in Italy and Greece and the PCS licenses in Brazil.

ACCRUED EXPENSES AND DEFERRED INCOME

euro 1,476 million

(euro 1,217 million at December 31, 2000)

A breakdown of accrued expenses and deferred income, which increased by euro 259 million over December 31, 2000, is as follows:

(in millions of euro)	12/31/2001	12/31/2000 (*)	12/31/2000
Accrued expenses:			
- production costs	51	43	43
- financial expense	352	146	185
- other charges	-	-	-
Total accrued expenses	403	189	228
Deferred income:			
- capital grants (unavailable amount)	349	426	426
- production value	452	342	342
- financial income	14	11	11
- other income	258	210	210
Total deferred income	1,073	989	989
Total	**1,476**	**1,178**	**1,217**

(*) Restated to give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

An analysis of liabilities and accrued expenses by maturity and type is provided in Annex 2.

MEMORANDUM ACCOUNTS

Memorandum accounts at December 31, 2001 total euro 7,241 million and decreased, compared to December 31, 2000, by euro 829 million.

Memorandum accounts are detailed as follows:

(in millions of euro)	12/31/2001	12/31/2000
Guarantees provided	1,422	2,931
Collateral provided	163	3
Purchases and sales commitments	5,369	4,902
Other memorandum accounts	287	234
Total	**7,241**	**8,070**

GUARANTEES PROVIDED

Guarantees provided, net of counter-guarantees received of euro 567 million, total euro 1,422 million and mainly consist of sureties provided by the Telecom Italia and TIM on behalf of affiliated companies and others for medium/long-term loan transactions and guarantees on bids to acquire fixed line and mobile licenses abroad.

COLLATERAL PROVIDED

Collateral provided of euro 163 million refers to liens and mortgages on the assets of the companies included in consolidation. In particular, the collateral includes IS TIM shares pledged as guarantees by TIM International for the performance of the obligations covered by the supply contracts signed by IS TIM with Ericsson and Siemens.

PURCHASES AND SALES COMMITMENTS

Purchases and sales commitments outstanding at the end of the year of, respectively, euro 3,305 million (euro 4,826 million at December 31, 2000) and euro 2,064 million (euro 76 million at December 31, 2000), refer to commitments which do not fall within the normal operating cycle of the individual consolidated companies.
In particular, the purchases commitments refer to:

- Telecom Italia's commitment for the put option on Seat Pagine Gialle shares (euro 2,985 million); at the expiration date the purchase of Seat Pagine Gialle shares will require an entry to record the difference on consolidation equal to the purchase cost, recorded in commitments, less the underlying share of net equity at current values at that date.
  At December 31, 2001, the valuation of the forward purchase commitment of Seat Pagine Gialle shares led to a provision in the reserves for risks and charges (other reserves) of euro 569 million to cover the estimated nonrecoverability of the original price to exercise the option. This provision is in line with the cost deriving from the revised strike price (from euro 4.2 to euro 3.4 per share) after the put and call options were renegotiated with JPMorgan Chase on February 25, 2002. This is described in a note to the statutory financial statements of Telecom Italia, to which reference should be made.
- contractual commitment by Telecom Italia Lab S.A. (euro 113 million) to pay the remaining amounts subscribed to but not yet paid to four mutual funds specialized in financing emerging companies in telecommunication, Internet, Intranet and Broadband networks.
  The reduction of euro 1,521 million from December 31, 2000 is relative to the purchase of Entel Chile for euro 959 million during the first months of 2001 and Seat Pagine Gialle's commitment to purchase 40% of Webfin S.p.A. for euro 700 million which is no longer considered to exist because of the excessive expense which arose as a result of the unexpected loss in value of the company which operates in the Internet sector.

The sales commitments include the Group's commitment for the sale of the investment in the Spanish company Auna (euro 1,999 million).

■ OTHER MEMORANDUM ACCOUNTS

Other memorandum accounts of euro 287 million refer mainly to third-party assets held by the individual consolidated companies, mainly those in the information technology sector.

Furthermore:
- the consolidated companies of the Group issued weak letters of patronage totaling euro 241 million chiefly on behalf of unconsolidated subsidiaries and affiliated companies to guarantee insurance polices, lines of credit and overdraft arrangements;
- assets held by third parties on loan, on deposit for safekeeping or for similar purposes amounted to euro 360 million and consist mainly of equipment leased to customers;
- collateral received amounted to euro 7 million;
- guarantees received amounted to euro 68 million;
- guarantees provided by others for obligations of the Group companies, which consist primarily of sureties to guarantee the performance of non-financial contractual obligations, totaled euro 608 million. They comprise euro 207 million for the surety policy replacing the security deposit for contracts with public agencies, issued by Fondiaria Assicurazioni S.p.A. on behalf of Raggruppamento Temporaneo di Imprese, of which Finsiel is the principal on behalf of the guaranteed agency (MIPAF - Ministero delle Politiche Agricole and Forestali) after having won the bid for the contract;
- the value of the stock of employees and private shareholders deposited on December 31, 2001 at the listed companies of the Group amounted to about euro 230 million;
- the total amount of Telecom Italia commitments at December 31, 2001 for building rental obligations to be paid to IM.SER under 21-year contracts was euro 3,678 million. The commitment from 2002 to 2006 is euro 185 million per year.

■ FINANCIAL DERIVATIVES

The Group uses derivatives mainly for the management of its debt positions, primarily interest rate swaps (IRS) and interest rate options (IRO) to reduce the interest rate exposure on fixed-rate and floating-rate bank loans and bonds, and cross-currency & interest rate swaps (CIRS) and currency forwards to convert various currency loans - mainly in US dollar and euro - into the functional currencies of the various subsidiaries.
The following table gives a description of the financial derivative contracts used to hedge medium/long-term debt positions of the Group, outstanding at December 31, 2001.

(in millions of euro)	**Notional amount/ Capital exchanged at 12/31/2001**
Interest rate swaps and interest rate options	5,979
Cross currency and interest rate swaps	1,847

IRSs and IROs involve or can involve the exchange of flows of interest calculated on the notional amount of reference at the agreed fixed or variable rates at the specified maturity date with the counterparts. This amount does not represent the amount exchanged between the parties and therefore does not constitute a measure of exposure to credit risk, which is instead limited to the amount of interest or interest differentials to be received at the interest date.
The same also applies to CIRSs which involve the exchange of capital, in the respective currencies of denomination, in addition to the settlement of periodic interest flows, at maturity and eventually at another date.

Furthermore, the counterparts to derivative contracts are only the best rated banks and financial institutions and continually monitored in order to minimize the risk of non-performance.

Besides the derivative contracts concluded as part of the management of debt exposure, at December 31, 2001, there were IRSs and CIRSs at the Luxembourg subsidiary Softe to hedge investments in notes and for cash management purposes for a principal amount of euro 2,084 million. Lastly, the subsidiary Sogerim has entered into transactions to hedge funds for cash management purposes for a principal amount of euro 368 million.

Finally, at December 31, 2001, Telecom Italia is carrying transactions to hedge interest rate and exchange risks on short-term loans for a total of euro 311 million, using forward rate agreements for euro 300 million and currency forwards for euro 11 million.



■ CONSOLIDATED STATEMENTS OF INCOME

PRODUCTION VALUE

euro 31,701 million

(euro 30,528 million in 2000)

Production value increased by euro 1,173 million (+3.8%; +10.6% compared to 2000, restated to give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method). The main components of production value are described in the following paragraphs.

■ Sales and service revenues

Amount to euro 30,818 million and show an increase of euro 1,907 million over 2000 (+6.6%; +13.4% compared to 2000, restated to give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method). This growth is due to the positive performance of mobile telephone services and the contribution made by the new companies that were added to the scope of consolidation, in particular, the Entel Chile group (euro 1,247 million) and the Seat Pagine Gialle group (euro 1,707 million), which was partly offset by the exclusion from the scope of consolidation of the Nortel Inversora group and the companies in the manufacturing and installations sectors. A breakdown by Business Unit is presented below:

(in millions of euro)	2001 (a)	2000 (*) (b)	2000 (c)	Change Amount (a)-(c)	Change %
Domestic Wireline	17,291	17,514	17,514	(223)	(1.3)
Mobile Services	10,250	9,418	9,418	832	8.8
Internet and Media	1,957	263	263	1,694	•
International Operations	1,879	505	2,292	(413)	(18.0)
IT Services	2,033	2,138	2,138	(105)	(4.9)
Satellite Services	648	340	340	308	90.6
Telecom Italia Lab	134	123	123	11	8.9
	34,192	**30,301**	**32,088**	**2,104**	**6.6**
Other operations and IntraGroup eliminations	(3,374)	(3,132)	(3,177)	(197)	6.2
Consolidated Group revenues	**30,818**	**27,169**	**28,911**	**1,907**	**6.6**

(*) Restated to give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

Revenues from telecommunications services are shown gross of the amount due to other carriers of euro 3,714 million (euro 2,790 million in 2000).

Revenues from foreign operations totaled euro 5,955 million (euro 5,874 million in 2000).

■ Increases in capitalized internal construction costs

Totaled euro 581 million, with a decrease of euro 331 million, compared to 2000; they may be analyzed as follows:

(in millions of euro)		2001		2000 (*)		2000	Change
intragroup revenues from sales of systems		549		805		843	(294)
- personnel	14		13		23		
- financial expenses	3		9		41		
- materials and other costs	15	32	4	26	5	69	(37)
Total		**581**		**831**		**912**	**(331)**

(*) Restated to give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

The financial expenses were charged to "construction in progress and advances to suppliers" in fixed assets.

■ Other revenues and income

Of euro 417 million (euro 426 million in 2000) include the following:

(in millions of euro)	2001	2000 (*)	2000	Change
- operating grants	24	20	20	4
- gains on disposal of intangibles and fixed assets	12	8	10	2
- portion of capital grants recorded in income	73	72	72	1
- other income	308	302	324	(16)
Total	**417**	**402**	**426**	**(9)**

(*) Restated to give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

In particular:

- operating grants refer chiefly to the amounts bestowed by public institutions to defray the costs incurred for research, development and technological innovation;
- the portion of capital grants recorded in income represents the portion that became available during the year;
- other income from operations mainly includes charges to customers of the telecommunications services companies for the late payment of telephone bills (euro 112 million compared to euro 110 million in 2000).

PRODUCTION COST

euro 25,027 million

(euro 23,723 million in 2000)

Production cost increased by euro 1,304 million compared to 2000 (+5.5%; +12.5% compared to 2000, restated to give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method). The main components of production value are described in the following paragraphs.

■ Raw materials, supplies and merchandise and costs for semifinished and finished goods

Raw materials, supplies and merchandise total euro 1,767 million (euro 2,011 million in 2000) and *semifinished and finished goods* amount to euro 205 million (euro 248 million in 2000). These costs, which represent purchases of raw materials and other goods to be used in operations, decreased by euro 287 million.

■ Services costs and cost for the use of property not owned

Services costs total euro 9,552 million (euro 8,394 million in 2000) and *cost for the use of property not owned* are euro 1,069 million (euro 798 million in 2000). Overall, these two items increased by euro 1,429 million, mainly due to the higher costs for the operation and development of mobile telecommunications (euro 516 million), higher costs sustained by Telecom Italia on the rentals of the buildings sold to IM.SER (euro 252 million) and the change in the scope of consolidation.

■ Personnel costs

Amount to euro 4,666 million (euro 5,025 million in 2000), including euro 3,546 million relating to companies which provide telecommunications services. The average cost per capita for the Group was euro 43 thousand (euro 40 thousand in 2000).

At December 31, 2001, employees of the Group numbered 109,956 (114,669 at December 31, 2000, 107,171 at December 31, 2000, restated to give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method). This is a reduction of 4,713 owing to personnel turnover, particularly at Telecom Italia, and the effect of the change in the scope of consolidation. A breakdown of personnel by business unit is presented as follows:

	12/31/2001	12/31/2000 (*)	12/31/2000	Change
Domestic Wireline	58,406	62,782	62,782	(4,376)
Mobile Services	16,721	15,257	15,257	1,464
International Operations	7,307	2,572	10,070	(2,763)
Internet and Media	9,264	7,515	7,515	1,749
IT Services	11,288	12,005	12,005	(717)
Satellite Services	1,196	1,206	1,206	(10)
Telecom Italia Lab	1,422	1,287	1,287	135
Other operations	4,352	4,547	4,547	(195)
Total	**109,956**	**107,171**	**114,669**	**(4,713)**

(*) Restated to give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

The equivalent average number of salaried employees was 107,491 in 2001 (124,696 in 2000).
A breakdown by category follows:

	2001
Executives	2,454
Middle management	6,379
Clerical staff	89,066
Technicians	9,592
Total	**107,491**

- Amortization, depreciation and writedowns

Amounted to euro 6,730 million (euro 6,172 million in 2000), with an increase of euro 558 million. Details are as follows:

Amortization of intangible assets

Of euro 2,241 million, compared to euro 1,132 million in 2000, with an increase of euro 1,109 million. The change is due to a higher amortization charge for goodwill (+euro 842 million, of which euro 574 million relate to the acquisition of Seat Pagine Gialle, euro 102 million to the acquisition of Jet Multimedia and euro 99 million to the companies in the Seat Pagine Gialle group);

Depreciation of fixed assets

Of euro 4,034 million, compared to euro 4,515 million in 2000, with a decrease of euro 481 million. A breakdown of depreciation expense by asset category is provided below:

(in millions of euro)	2001	2000 (*)	2000	Change
Nonindustrial and industrial buildings	152	249	265	(113)
Plant and machinery	3,542	3,542	3,844	(302)
Manufacturing and distribution equipment	34	49	49	(15)
Other fixed assets	306	291	357	(51)
Total	**4,034**	**4,131**	**4,515**	**(481)**

(*) Restated to give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

Depreciation decreased as a result of the change in the scope of consolidation, a reduction in the depreciation expense of Telecom Italia (euro 415 million), owing to a lower amount of depreciable assets following the contribution of assets to IM.SER, and a change in the mix of depreciable assets.

Other writedowns of intangibles and fixed assets
Totaled euro 16 million (euro 48 million in 2000).

Writedowns of receivables included in current assets and liquid assets
Of euro 439 million (euro 477 million in 2000) and represent the provisions made during the year to adjust receivables to their estimated realizable value.

- Provisions for risks and other provisions

Totaled euro 278 million (euro 157 million in 2000) and consist of provisions made during the year to the various reserves for contractual risks and pending disputes.

- Miscellaneous operating costs

Amounted to euro 817 million compared to euro 916 million in 2000. They refer to the following:

(in millions of euro)	2001	2000 (*)	2000
- TLC license fee	524	543	572
- losses on disposal of intangibles and fixed assets	29	52	52
- indirect duties and annual taxes, including the local property tax (I.C.I.)	120	116	139
- membership dues and other costs	144	147	153
Total	**817**	**858**	**916**

(*) Restated to give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

FINANCIAL INCOME AND EXPENSE

- euro 1,999 million

(- euro 464 million in 2000)

Financial income and expense shows a net financial expense balance referring to the following items:

(in millions of euro)	2001	2000 (*)	2000	Change
Income from equity investments, net	154	305	302	(148)
Other financial income	922	501	541	381
Interest and other financial expense	(3,075)	(1,116)	(1,307)	(1,768)
Total	**(1,999)**	**(310)**	**(464)**	**(1,535)**

(*) Restated to give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

- Income from equity investments, net

Totaled euro 154 million (euro 302 million in 2000); this item includes dividends from unconsolidated companies and a gain realized on the sale of listed stocks that were carried in current assets.

- Other financial income

Of euro 922 million (euro 541 million in 2000) includes the following:

(in millions of euro)		2001		2000 (*)		2000	Change
Interest and capital gains on fixed-income securities		138		99		105	33
Interest and fees from:							
- unconsolidated subsidiaries	1		1		1		
- affiliated companies	23		25		23		
- banks	110		57		74		
- customers	2	136	3	86	3	101	35
Foreign exchange gains		217		195		196	21
Other financial income		431		121		139	292
Total		**922**		**501**		**541**	**381**

(*) Restated to give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.



Interest and capital gains on fixed-income securities refer to interest on long-term investment securities for euro 3 million (euro 1 million in 2000) and interest and capital gains on marketable securities for euro 135 million (euro 104 million in 2000).
"Other" includes euro 298 million of income on hedging contracts and income from the application of inflation accounting principles.

- Interest and other financial expense

Interest and other financial expense of euro 3,075 million (euro 1,307 million in 2000) can be analyzed as follows:

(in millions of euro)	2001		2000 (*)		2000		Change
Interest and fees paid to:							
- unconsolidated subsidiaries			1		1		
- affiliated companies	31		33		33		
- banks	815		619		678		
- suppliers and other lenders	165	1,011	74	727	91	803	208
Interest and other charges on note issues		449		35		148	301
Foreign exchange losses		348		175		175	173
Other financial expense		1,267		179		181	1,086
Total		**3,075**		**1,116**		**1,307**	**1,768**

(*) Restated to give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

In particular, interest and fees paid to banks include euro 546 million of interest on short-term borrowings and euro 269 million of expenses on medium/long-term debt positions.
Other financial expense refers to the provision of euro 569 million for the forward purchase commitment of Seat Pagine Gialle shares connected with the estimated nonrecoverability of the original price to exercise the option, the portion of expenses for the year of euro 149 million relating to the deferral of the put option on Seat Pagine Gialle shares recorded in prepaid expenses and expenses on hedging contracts of euro 272 million.

VALUE ADJUSTMENTS TO FINANCIAL ASSETS

- euro 1,956 million

(- euro 1,159 million in 2000)

These include:

(in millions of euro)	2001	2000 (*)	2000	Change
Upward adjustments of:				
- equity investments	167	297	275	(108)
	167	**297**	**275**	**(108)**
Writedowns of:				
- equity investments	(1,933)	(1,440)	(1,432)	(501)
- long-term investments, other than equity investments included in current assets	(49)	-	-	(49)
- securities, included in current assets other than equity investments	(141)	(2)	(2)	(139)
	(2,123)	**(1,442)**	**(1,434)**	**(689)**
Total	**(1,956)**	**(1,145)**	**(1,159)**	**(797)**

(*) Restated to give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

Value adjustments primarily refer to the Group's share of net income or loss of unconsolidated subsidiaries and affiliated companies accounted for by the equity method, including the amortization of goodwill that arose upon the acquisition of such investments, which is equal to euro 316 million (euro 453 million in 2000). Value adjustments were particularly affected by:

- the loss of IS TIM (Turkey) for euro 334 million due not only to the expenses incurred in conjunction with the start-up phase but also the effects of the currency crisis in Turkey and the application of inflation accounting principles;
- the writedown of Stream (euro 241 million) and the writedown to adjust the value of securities recorded in current assets to market prices (euro 291 million);
- the loss of the Nortel Inversora group (euro 238 million), which is related to the economic crisis in Argentina and due mainly to exchange losses on financial payables;
- the writedown of Astrolink for euro 259 million, made by Telespazio since the related project was suspended.

EXTRAORDINARY INCOME AND EXPENSE — **- euro 3,452 million**

(- euro 214 million in 2000)

Extraordinary income and expense shows a net expense balance of euro 3,452 million (- euro 214 million in 2000) which includes euro 852 million of income and euro 4,304 million of expense.

Extraordinary income includes:

- gains on the sale of the 70% holding in Mirror International Holding, the company through which the satellite companies were contributed to the Lehman Brothers group (euro 170 million) and the 30% holding in Mediterranean Nautilus S.A. to the Israeli company F.T.T. Investment (euro 94 million), the dilution of the investment in Auna (euro 16 million) and the increase in the net equity of Lottomatica as a result of the capital increase set aside for third parties when it was listed (euro 35 million);
- income (euro 32 million) deriving from the partial cancellation, by the Council of State, of resolution No. 7533/1999 of the Antitrust Authority under which TIM and Omnitel Pronto Italia were levied administrative fines for the alleged violation of antitrust laws relating to the price fixing of fixed-mobile rates;
- income from the release of reserves by Telecom Italia set aside in prior years for risks which did not materialize (euro 120 million relating to the reserve for the contract with Iraq of euro 62 million and the reserve for corporate restructuring of euro 50 million).

Extraordinary expenses include:

- euro 2,984 million for the writedown of goodwill relating to consolidated companies (9 Telecom group, Entel Bolivia, Entel Chile group, Maxitel group, Tele Celular Sul group, Tele Nordeste Celular group, Tim Brasil, Med-1 group and certain companies in the Seat Pagine Gialle group) and companies accounted for by the equity method (GLB Serviços Interativos, Solpart Participacoes, Telekom Austria and the Nortel Inversora group), as well as other provisions relating to investments. Such writedowns have been made on a consistent basis according to the new business plans and market trends;
- euro 248 million relating to the provision for expenses connected with the Vivendi/Canal Plus agreement for the transfer of the investment in Stream;
- euro 380 million of expenses for employee cutbacks and layoffs (of which euro 203 million refer to Telecom Italia);
- euro 155 million for social security charges under Law 58/1992 to guarantee uniform status under the former Telephone Employees Pension fund (FPT) which, as required by the 2000 Finance Bill, has become part of the "General Employees Pension Fund";
- euro 77 million of extraordinary contributions to INPS – established by the 2000 Finance Bill for the three years 2000-2002 to meet the higher financial requirements covered by the rules of the fund that was abolished;
- euro 85 million resulting from the decision to reposition the broadcasting station La7 as a consequence of the closing of a series of contracts.

■ Income taxes — **euro 925 million**

(euro 2,020 million in 2000)

Income taxes decreased by euro 1,095 million due to a reduction in the taxable base caused mainly by the extraordinary expenses of Telecom Italia and TIM regarding the valuation of foreign investments.
Income taxes include current taxes for euro 1,186 million and deferred tax assets for euro 261 million.

OTHER INFORMATION

■ INTRODUCTION OF THE EURO

The expenses borne for the introduction of the euro currency total about euro 14 million and have been charged to the statement of income under Production cost as they refer to services rendered to revise and update the information systems.

■ REMUNERATION TO DIRECTORS AND STATUTORY AUDITORS

The remuneration to which the directors and statutory auditors of Telecom Italia are entitled for fiscal year 2001 for carrying out their responsibilities and functions in Telecom Italia and also in other consolidated companies, total euro 4,245 thousand for the directors and euro 656 thousand for the statutory auditors.

■ EXCHANGE RATES USED TO TRANSLATE FOREIGN CURRENCY FINANCIAL STATEMENTS

	Year-end exchange rates (balance sheet items)			*Average exchange rate for the year (statement of income items)*		
(currency/euro)	**12/31/2001**	**12/31/2000**	**% Change**	**2001**	**2000**	**% Change**
Europe						
Greek drachma	0.002934703	0.002934703	-	0.002934703	0.002934703	-
Portuguese escudo	0.004987979	0.004987979	-	0.004987979	0.004987979	-
Portuguese escudo	0.453780216	0.453780216	-	0.453780216	0.453780216	-
Belgian-Luxembourg franc	0.024789352	0.024789352	-	0.024789352	0.024789352	-
French franc	0.152449017	0.152449017	-	0.152449017	0.152449017	-
German mark	0.511291881	0.511291881	-	0.511291881	0.511291881	-
Spanish peseta	0.006010121	0.006010121	-	0.006010121	0.006010121	-
Romanian leu	0.000035949	0.000041317	(13.0)	0.000035949	0.000041317	(13.0)
Pound sterling	1.643385374	1.602307323	2.6	1.608054208	1.641523135	(2.0)
Hungarian forint	0.004078636	0.003773234	8.1	0.003896759	0.003845538	1.3
Russian ruble	0.037240619	0.037641961	(1.1)	0.038242782	0.038635624	(1.0)
Polish zloty	0.286098475	0.259753547	10.1	0.272476471	0.249658880	9.1
North America						
USA dollar	1.134687394	1.074691030	5.6	1.116525329	1.085895562	2.8
South America						
Venezuelan bolivar	0.001471562	0.001475001	(0.2)	0.001471562	0.001475001	(0.2)
Bolivian boliviano	0.166535381	0.168842155	(1.4)	0.169668023	0.177035744	(4.2)
Costarican colon	0.003302924	0.003352322	(1.5)	0.003362076	0.003516555	(4.4)
Peruvian nuevo sol	0.329612014	0.304790138	8.1	0.318505825	0.311423510	2.3
Argentinean peso	0.667463173	1.074691030	(37.9)	1.116525329	1.085895562	2.8
Chilean peso	0.001740402	0.001922253	(9.5)	0.001762476	0.002049817	(14.0)
Brazilian real	0.488901926	0.549401685	(11.0)	0.475524176	0.594135632	(20.0)
Asia						
Hong Kong dollar	0.145511692	0.137782799	5.6	0.143152839	0.139357114	2.7

The following Annexes numbered 1 to 7 are an integral part of these notes.

ANNEX N. 1

ACCOUNTS RECEIVABLE AND ACCRUED INCOME BY MATURITY AND TYPE

	12/31/2001 Amounts due				12/31/2000 Amounts due			
(in millions of euro)	Within one year	From two to five years	After five years	Total	Within one year	From two to five years	After five years	Total
Accounts receivable in long-term investments								
Unconsolidated subsidiaries	2			2				
Affiliated companies		3	114	117		127		127
Other:								
customers	2	3	1	6	2	4	1	7
others	78	155	34	267	108	150	17	275
	82	**161**	**149**	**392**	**110**	**281**	**18**	**409**
Accounts receivable in current assets								
Other loans to:								
Unconsolidated subsidiaries	7			7	29			29
Affiliated companies	206			206	146			146
Others	591			591	931	4		935
	804			**804**	**1,106**	**4**		**1,110**
Trade accounts receivables:								
Customers	7,901	3		7,904	7,992	5		7,997
Unconsolidated subsidiaries	10			10	10			10
Affiliated companies	360			360	266			266
Parent companies	1			1	3			3
Others	70	1		71	49	2		51
	8,342	**4**		**8,346**	**8,320**	**7**		**8,327**
Other receivables:								
Unconsolidated subsidiaries	14			14	2			2
Affiliated companies	1			1	1			1
Others	3,385	223	254	3,862	1,962	274	207	2,443
	3,400	**223**	**254**	**3,877**	**1,965**	**274**	**207**	**2,446**
Total accounts receivables	**12,546**	**227**	**254**	**13,027**	**11,391**	**285**	**207**	**11,883**
Accrued income	**152**			**152**	**72**			**72**

1482

ANNEX N. 2

LIABILITIES AND ACCRUED EXPENSES BY MATURITY AND TYPE

	12/31/2001 Amounts due				12/31/2000 Amounts due			
(in millions of euro)	Within one year	From two to five years	After five years	Total	Within one year	From two to five years	After five years	Total
Medium and long-term debt								
Debentures	180	5,722	2,281	8,183	146	1,070	598	1,814
Convertible debentures		2,500		2,500				
Due to banks	1,105	2,995	345	4,445	862	3,599	697	5,158
Due to other lenders	186	1,090	96	1,372	403	1,158	109	1,670
Suppliers	12	155		167	2	33		35
Notes		221		221		50		50
Affiliated companies	48	176	298	522	48	185	321	554
Taxes payables	18	32		50				
Other liabilities	120	157	15	292	162	445	3	610
	1,669	**13,048**	**3,035**	**17,752**	**1,623**	**6,540**	**1,728**	**9,891**
Short-term borrowings								
Due to banks	5,790			5,790	11,638			11,638
Due to other lenders	791			791	19			19
Suppliers	1			1	237			237
Unconsolidated subsidiaries	17			17				
Affiliated companies	31			31	137			137
Other liabilities	815			815	1,482			1,482
	7,445			**7,445**	**13,513**			**13,513**
Trade payables (1)								
Suppliers	6,058			6,058	6,507	2		6,509
Unconsolidated subsidiaries	3			3	2			2
Affiliated companies	343			343	478			478
Parent companies	1			1	2			2
	6,405			**6,405**	**6,989**	**2**		**6,991**
Other payables								
Unconsolidated subsidiaries	5			5	4			4
Affiliated companies	6			6	102			102
Taxes payables	822	50		872	926	3		929
Contributions to pension and social security institutions	267	272	326	865	284	253	398	935
Other liabilities	3,738	6		3,744	2,812	128	7	2,947
	4,838	**328**	**326**	**5,492**	**4,128**	**384**	**405**	**4,917**
Total liabilities (1)	**20,357**	**13,376**	**3,361**	**37,094**	**26,253**	**6,926**	**2,133**	**35,312**
Accrued expenses	**403**			**403**	**224**	**4**		**228**

(1) not including advances

■ ANNEX N. 3

RECONCILIATION OF THE SHAREHOLDERS' EQUITY AND NET INCOME OF TELECOM ITALIA AND THE CONSOLIDATED FIGURES FOR THE YEAR ENDED DECEMBER 31, 2000

	Telecom Italia's interest				Minority interest			
(in millions of euro)	Share capital	Reserves and retained earnings	Net income	Total	Share capital and reserves	Net income	Total	Total
Financial statements of Telecom Italia at December 31, 2000	**3,835**	**12,320**	**2,559**	**18,714**				**18,714**
Results of consolidated companies			1,048	1,048		1,096	1,096	2,144
Share capital and reserves of consolidated companies		21,062		21,062	5,897		5,897	26,959
- carrying value of investments in consolidated companies		(28,180)		(28,180)				(28,180)
Consolidation adjustments:								
- elimination of tax-related entries		(144)	18	(126)	3		3	(123)
- valuation of investments by the equity method		(978)	(742)	(1,720)	(746)	(149)	(895)	(2,615)
- positive differences on purchase of investments		9,626	(145)	9,481	624	(32)	592	10,073
- elimination of intragroup dividends		11	(1,051)	(1,040)				(1,040)
- losses of subsidiaries included in the results of parent companies		(166)	65	(101)	27	(28)	(1)	(102)
- gains on sales of investments		(200)	87	(113)	2	(2)		(113)
- elimination of intragroup profits included in fixed assets and intangibles		(377)	97	(280)	(44)	22	(22)	(302)
- other		(16)	92	76	25	13	38	114
***Consolidated financial statements* at December 31, 2000**	**3,835**	**12,958**	**2,028**	**18,821**	**5,788**	**920**	**6,708**	**25,529**
Deconsolidation of the Nortel Inversora group					(781)	(56)	(837)	(837)
Consolidated financial statements at December 31, 2000	**3,835**	**12,958**	**2,028**	**18,821**	**5,007**	**864**	**5,871**	**24,692**

ANNEX N. 3

RECONCILIATION OF THE SHAREHOLDERS' EQUITY AND NET INCOME OF TELECOM ITALIA AND THE CONSOLIDATED FIGURES FOR THE YEAR ENDED DECEMBER 31, 2001

	Telecom Italia's interest				Minority interest			
(in millions of euro)	**Share capital**	**Reserves and retained earnings**	**Net income (loss)**	**Total**	**Share capital**	**Net income (loss)**	**Total**	**Total**
Financial statements of Telecom Italia at December 31, 2001	**4,023**	**11,697**	**151**	**15,871**				**15,871**
Results of consolidated companies			(7,020)	(7,020)		(1,048)	(1,048)	(8,068)
Share capital and reserves of consolidated companies		32,301		32,301	5,914		5,914	38,215
- carrying value of investments in consolidated companies		(39,539)		(39,539)				(39,539)
Consolidation adjustments:								
- elimination of tax-related entries		(137)	70	(67)	4	1	5	(62)
- valuation of investments by the equity method		(1,526)	(888)	(2,414)	(636)	(136)	(772)	(3,186)
- positive differences on purchase of investments		9,788	(860)	8,928	464	(43)	421	9,349
- elimination of intragroup dividends		263	(1,334)	(1,071)		(27)	(27)	(1,098)
- losses of subsidiaries included in the results of parent companies and extraordinary writedown of equity investments		(612)	7,826	7,214	7	1,609	1,616	8,830
- gains on sales of investments		(149)	(35)	(184)	(4)	4		(184)
- elimination of intragroup profits included in fixed assets and intangibles		(283)	57	(226)	(21)	4	(17)	(243)
- elimination of intragroup transactions on investments		(469)		(469)	(283)		(283)	(752)
- other		233	(35)	198	(68)	46	(22)	176
Consolidated financial statements at December 31, 2001	**4,023**	**11,567**	**(2,068)**	**13,522**	**5,377**	**410**	**5,787**	**19,309**

ANNEX N. 4

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY FOR THE YEAR ENDED DECEMBER 31, 2000

	Telecom Italia's interest				Minority interest			
(in millions of euro)	Share capital	Reserves and retained earnings	Net income	Total	Share capital and reserves	Net income	Total	Total
Consolidated financial statements at December 31, 1999	**3,835**	**11,473**	**1,737**	**17,045**	**2,071**	**672**	**2,743**	**19,788**
Appropriation of 1999 net income:								
- dividends distributed		(589)	(1,737)	(2,326)	(50)	(672)	(722)	(3,048)
Changes in the scope of consolidation		370		370	1,076		1,076	1,446
Conversion of TIM saving shares in ordinary shares		1,671		1,671	2,498		2,498	4,169
Translation adjustments on the conversion of financial statements in foreign currencies and other		33		33	193		193	226
Net income for the year			2,028	2,028		920	920	2,948
Consolidated financial statements at December 31, 2000	**3,835**	**12,958**	**2,028**	**18,821**	**5,788**	**920**	**6,708**	**25,529**

ANNEX N. 4

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY FOR THE YEAR ENDED DECEMBER 31, 2001

	Telecom Italia's interest				Minority interest			
(in millions of euro)	Share capital	Reserves and retained earnings	Net income (loss)	Total	Share capital and reserves	Net income (loss)	Total	Total
Consolidated financial statements at December 31, 2000	**3,835**	**12,958**	**2,028**	**18,821**	**5,788**	**920**	**6,708**	**25,529**
Deconsolidation of the Nortel Inversora group					(781)	(56)	(837)	(837)
Consolidated financial statements at December 31, 2000	**3,835**	**12,958**	**2,028**	**18,821**	**5,007**	**864**	**5,871**	**24,692**
Contribution by shareholders	1	137		138	102		102	240
Cancellation of treasury stock and re-denomination of capital stock in euro	187	(898)		(711)				(711)
Appropriation of 2000 net income:								
- dividends distributed		(281)	(2,028)	(2,309)		(788)	(788)	(3,097)
- transfer to reserves					76	(76)		
Entel Chile group consolidation					358		358	358
Translation adjustments on the conversion of financial statements in foreign currencies and other		(349)		(349)	(166)		(166)	(515)
Net income (loss) for the year			(2,068)	(2,068)		410	410	(1,658)
Consolidated financial statements at December 31, 2001	**4,023**	**11,567**	**(2,068)**	**13,522**	**5,377**	**410**	**5,787**	**19,309**

ANNEX 5

LIST OF SUBSIDIARIES CONSOLIDATED ON A LINE-BY-LINE BASIS

Name (type of business)	Head office		Share capital	% owersnip	% of voting rights	Held by
Domestic Wireline						
ATESIA -Telemarketing Comunicazione Telefonica e Ricerche di Mercato S.p.A. (telemarketing)	Rome (Italy)	EUR	3,150,406	100.00		TELECOM ITALIA
LATIN AMERICAN NAUTILUS S.A. (holding company)	Luxembourg	USD	60,000,000	70.00 10.00 10.00 10.00		TELECOM ITALIA ENTEL BOLIVIA ENTEL CHILE TELECOM ARGENTINA
- LATIN AMERICAN NAUTILUS ARGENTINA S.A. (installation and maintenance of submarine cable systems)	Buenos Aires (Argentina)	ARS	12,000	99.99 0.01		LATIN AMERICAN NAUTILUS S.A. Fiduciaries
- LATIN AMERICAN NAUTILUS BRASIL Ltda (installation and maintenance of submarine cable systems)	Rio de Janeiro (Brazil)	BRL	20,000	99.99 0.01		LATIN AMERICAN NAUTILUS S.A. LATIN AMERICAN NAUTILUS USA
- LATIN AMERICAN NAUTILUS CHILE S.A. (installation and maintenance of submarine cable systems)	Santiago (Chile)	CLP	6,200,000	99.99 0.01		LATIN AMERICAN NAUTILUS S.A. Fiduciaries
- LATIN AMERICAN NAUTILUS Ltd (installation and maintenance of submarine cable systems)	Dublin (Ireland)	USD	1,000,000	100.00		LATIN AMERICAN NAUTILUS S.A.
- LATIN AMERICAN NAUTILUS PANAMA S.A. (installation and maintenance of submarine cable systems)	Panama	USD	10,000	100.00		LATIN AMERICAN NAUTILUS S.A.
- LATIN AMERICAN NAUTILUS PERU' S.A. (installation and maintenance of submarine cable systems)	Lima (Peru)	PEN	3,500	99.97 0.03		LATIN AMERICAN NAUTILUS S.A. Fiduciaries
- LATIN AMERICAN NAUTILUS SERVICE Inc. (installation and maintenance of submarine cable systems)	Florida (USA)	USD	10,000	100.00		LATIN AMERICAN NAUTILUS S.A.
- LATIN AMERICAN NAUTILUS USA Inc. (installation and maintenance of submarine cable systems)	Florida (USA)	USD	10,000	100.00		LATIN AMERICAN NAUTILUS S.A.
- LATIN AMERICAN NAUTILUS VENEZUELA C.A. (installation and maintenance of submarine cable systems)	Caracas (Venezuela)	VEB	7,000,000	99.99 0.01		LATIN AMERICAN NAUTILUS S.A. Fiduciaries
MED-1 SUBMARINE CABLES Ltd (construction and maintenance of submarine cable Lev)	Tel Aviv (Israel)	ILS	100,000	23.17 27.83		TELECOM ITALIA STET INTERNATIONAL NETHERLANDS
- MED 1 IC-1 (1999) Ltd (installation and maintenance of submarine cable IC1)	Tel Aviv (Israel)	ILS	1,000	99.99 0.01		MED-1 SUBMARINE CABLES MED-1 ITALY
- MED-1 (NETHERLANDS) B.V. (holding company)	Amsterdam (Holland)	NLG	40,000	100.00		MED-1 SUBMARINE CABLES
- MED-1 ITALY S.r.l. (installation and maintenance submarine cable systems in Italian seas)	Rome (Italy)	EUR	548,477	100.00		MED-1 NETHERLANDS
MEDITERRANEAN NAUTILUS S.A. (holding company)	Luxembourg	USD	326,480,000	62.51 7.49		TELECOM ITALIA STET INTERNATIONAL NETHERLANDS
- ELETTRA TLC S.p.A. (installation and maintenance of submarine cable systems)	Rome (Italy)	EUR	10,329,200	100.00		MEDITERRANEAN NAUTILUS S.A.
- MEDITERRANEAN NAUTILUS Ltd (installation and maintenance of submarine cable systems)	Dublin (Ireland)	USD	100,000	51.00		MEDITERRANEAN NAUTILUS S.A.
- MEDITERRANEAN NAUTILUS B.V. (holding company)	Amsterdam (Holland)	EUR	18,003	100.00		MEDITERRANEAN NAUTILUS Ltd
- MEDITERRANEAN NAUTILUS GREECE S.A. (installation and maintenance of submarine cable systems)	Athens (Greece)	EUR	60,000	100.00		MEDITERRANEAN NAUTILUS B.V.
- MEDITERRANEAN NAUTILUS ISRAEL Ltd (installation and maintenance of submarine cable systems)	Tel Aviv (Israel)	ILS	1,000	100.00		MEDITERRANEAN NAUTILUS B.V.

(») **List of subsidiaries Consolidated on a line-by-line basis**

Name (type of business)	Head office		Share capital	% owersnip	% of voting rights	Held by
· MEDITERRANEAN NAUTILUS ITALY S.p.A. (installation and maintenance) of submarine cable systems	Rome (Italy)	EUR	3,100,000	100.00		MEDITERRANEAN NAUTILUS B.V.
· MEDITERRANEAN NAUTILUS Inc. (telecommunications activities)	Delaware (USA)	USD	3,000	100.00		MEDITERRANEAN NAUTILUS B.V.
PATH.NET S.p.A. (networking systems and telecommunications)	Rome (Italy)	EUR	25,800,000	99.99 0.01		TELECOM ITALIA SODALIA
SARITEL S.p.A. (group factory for added value network services)	Pomezia (Rome, Italy)	EUR	11,445,360	100.00		TELECOM ITALIA
TELECOM ITALIA NETHERLANDS B.V. (telecommunications services)	Amsterdam (Holland)	EUR	18,200	100.00		TELECOM ITALIA
TELECOM ITALIA OF NORTH AMERICA Inc. (telecommunications promotional services)	New York (USA)	USD	5,550,000	100.00		TELECOM ITALIA
TELECOM ITALIA SPAIN S.L. UNIPERSONAL (telecommunications services)	Madrid (Spain)	EUR	703,111	100.00		TELECOM ITALIA
TELECONTACT CENTER S.p.A. (telemarketing)	Naples (Italy)	EUR	110,000	99.99		TELECOM ITALIA
TI BELGIUM S.P.R.L. - B.V.B.A (telecommunications services)	Brussels (Belgium)	EUR	3,000,000	99.99 0.01		TELECOM ITALIA Fiduciaries
TI FRANCE S.A.R.L. (telecommunications services)	Paris (France)	EUR	10,307,800	100.00		TELECOM ITALIA
TI GERMANY GmbH (telecommunications services)	Frankfurt (Germany)	EUR	25,000	100.00		TELECOM ITALIA
TI SWITZERLAND GmbH (telecommunications services)	Zürich (Switzerland)	CHF	2,000,000	100.00		TELECOM ITALIA
TI Telecom Italia (Austria) Telekommunikationsdienste GmbH (telecommunications services)	Vienna (Austria)	EUR	35,000	100.00		TELECOM ITALIA
TI UNITED KINGDOM Ltd (telecommunications services)	London (UK)	GBP	2,295,000	100.00		TELECOM ITALIA
TMI TELEMEDIA INTERNATIONAL ITALIA S.p.A. (acquisition of telecommunications companies and istitutions in Italy and abroad)	Rome (Italy)	EUR	86,511,459.20	100.00		TELECOM ITALIA
· TMI TELEMEDIA INTERNATIONAL LUXEMBOURG S.A. (holding company)	Luxembourg	EUR	82,150,675	100.00		TMI - TELEMEDIA INTERN. ITALIA
· TMI - TELEMEDIA INTERNATIONAL Ltd (telecommunications services)	London (UK)	USD	416,400,225	91.14 8.86		TMI - TELEMEDIA INTERN. LUX. TMI - TELEMEDIA INTERN. ITALIA
· EURO DATACOM Ltd (telecommunications services)	Huddersfield (UK)	GBP	306,666	100.00		TMI - TELEMEDIA INTERN. Ltd
· TELECOM MEDIA INTERNATIONAL ITALY-CANADA Inc. (telecommunications services)	Montreal (Canada)	CAD	952,100	100.00		TMI - TELEMEDIA INTERN. Ltd
· TELEMEDIA INTERNATIONAL USA Inc. (telecommunications services)	New Jersey (USA)	USD	119,022,889.68	100.00		TMI - TELEMEDIA INTERN. Ltd
· TMI TELEMEDIA INTERNATIONAL DO BRASIL Ltda (telecommunications services)	Saõ Paulo (Brazil)	BRL	2,443,217	99.99 0.01		TMI - TELEMEDIA INTERN. Ltd Fiduciaries
Mobile Services						
TELECOM ITALIA MOBILE S.p.A. (mobile telecommunications)	Turin (Italy)	EUR	513,964,432.74	54.82 0.14	55.68 0.15	TELECOM ITALIA SOFTE
· TIM INTERNATIONAL N.V. (former STET MOBILE HOLDING N.V.) (holding company)	Amsterdam (Holland)	EUR	555,426,000	100.00		TELECOM ITALIA MOBILE
· AUTEL BETEILIGUNGS GmbH (holding company)	Vienna (Austria)	EUR	35,000	100.00		TIM INTERNATIONAL
· STET HELLAS TELECOMMUNICATIONS S.A. (mobile telephony services)	Athens (Greece)	GRD	41,596,610,000	63.95 0.11		TIM INTERNATIONAL SOFTE

(») **List of subsidiaries Consolidated on a line-by-line basis**

Name (type of business)	Head office		Share capital	% owership	% of voting rights	Held by
- TELEPOLIS SERVICES OF MOBILE TELEPHONY S.A. (mobile telephony services)	Athens (Greece)	GRD	2,700,000,000	100.00		STET HELLAS
- TIM BRASIL S.A. (former TIM do Brasil Ltda) (holding company)	Rio de Janeiro (Brazil)	BRL	2,790,790,104.08	100.00		TIM INTERNATIONAL
- BITEL PARTICIPAÇOES S.A. (holding company)	Rio de Janeiro (Brazil)	BRL	2,290,264,028	99.99999 0.00001		TIM BRASIL Fiduciaries
- MAXITEL S.A. (license holder for mobile teleco mmunications in Bahia e Sergipe areas)	Belo Horizonte (Brazil)	BRL	677,679,703	37.97 58.70	43.15 46.85	TIM INTERNATIONAL BITEL
- MAXITEL TELECOMUNICAÇOES Ltda (telecommunication company and sale of mobile phones)	Salvador de Bahia (Brazil)	BRL	1,000	99.90 0.10		MAXITEL S.A. Fiduciaries
- OFFSHORE FINANCIAL & SECURITIES Inc. (holding company)	Tortola (British Virgin Islands)	USD	6,104,860	100.00		MAXITEL S.A.
- TELE CELULAR SUL PARTICIPAÇOES S.A. (holding company for operating companies providing mobile network services)	Curitiba (Brazil)	BRL	245,033,341	19.37	51.35	BITEL
- CTMR CELULAR S.A. (mobile telephony operator)	Pelotas (Brazil)	BRL	21,251,917.26	78.56	81.32	TELE CELULAR SUL
- TELEPAR CELULAR S.A. (mobile telephony operator)	Curitiba (Brazil)	BRL	333,880,024.34	75.37	87.43	TELE CELULAR SUL
- TELESC CELULAR S.A. (mobile telephony operator)	Florianopolis (Brazil)	BRL	249,170,454.34	83.13	91.62	TELE CELULAR SUL
- TELE NORDESTE CELULAR PARTICIPAÇOES S.A. (holding company for operating companies providing mobile network services)	Recife (Brazil)	BRL	186,053,905.66	19.38	51.24	BITEL
- TELASA CELULAR S.A. (mobile telephony operator)	Maceiò (Brazil)	BRL	31,409,860.10	78.02	97.20	TELE NORDESTE CELULAR
- TELECEARA' CELULAR S.A. (mobile telephony operator)	Fortaleza (Brazil)	BRL	89,439,654.33	79.55	85.65	TELE NORDESTE CELULAR
- TELEPISA CELULAR S.A. (mobile telephony operator)	Teresina (Brazil)	BRL	23,392,322.95	78.85	97.52	TELE NORDESTE CELULAR
- TELERN CELULAR S.A. (mobile telephony operator)	Natal (Brazil)	BRL	42,823,497.29	75.42	92.57	TELE NORDESTE CELULAR
- TELPA CELULAR S.A. (mobile telephony operator)	Joaõ Pessoa (Brazil)	BRL	43,164,229.17	71.85	94.87	TELE NORDESTE CELULAR
- TELPE CELULAR S.A. (mobile telephony operator)	Recife (Brazil)	BRL	113,848,783.98	77.68	94.87	TELE NORDESTE CELULAR
- TIM Celular Centro Sul S.A (former BLUCEL S.A.) (mobile telephony operator)	Brasilia (Brazil)	BRL	271,827,025	100.00		TIM BRASIL
- TIM Rio Norte S.A. (former UNICEL S.A.) (mobile telephony operator)	Rio de Janeiro (Brazil)	BRL	495,300,000	100.00		TIM BRASIL
- TIM Saõ Paulo S.A. (former STARCEL S.A.) (mobile telephony operator)	Saõ Paulo (Brazil)	BRL	512,780,589	100.00		TIM BRASIL
- TIMNET.COM S.A. (mobile services)	Rio de Janeiro (Brazil)	BRL	78,000,000	20.00 20.00 20.00 20.00 20.00		TIM INTERNATIONAL MAXITEL S.A. TELE NORDESTE CELULAR TELE CELULAR SUL TIM SAÕ PAULO
-TIM PERU' S.A.C. (mobile telephony operator)	Lima (Perù)	PEN	652,231,998	100.00		TIM INTERNATIONAL
- CORPORACION DIGITEL C.A. (telecommunications services)	Caracas (Venezuela)	VEB	42,823,450,241	56.56		TIM INTERNATIONAL



(») **List of subsidiaries Consolidated on a line-by-line basis**

Name (type of business)	Head office		Share capital	% owersnip	% of voting rights	Held by
Internet and Media						
SEAT PAGINE GIALLE S.p.A. (publishing and Internet services)	Milan (Italy)	EUR	341,183,511.30	53.21 1.90 0.0168 0.132	53.41 1.93 0.0171 0.134	TELECOM ITALIA HUIT II SARITEL SOFTE
· CIPI S.p.A. (personalized products for companies)	Milan (Italy)	EUR	208,000	60.00		SEAT PAGINE GIALLE
· CONSODATA S.A. (management and supply of data banks and market researches)	Levallois Perret (France)	EUR	4,731,867	90.74		SEAT PAGINE GIALLE
· · BCA FINANCES S.A. (analysis, management and trading of data banks)	Lille (France)	FRF	700,000	100.00		CONSODATA S.A.
· · · BCA S.A. (analysis, management and trading of data banks)	Lille (France)	FRF	500,000	17.00 83.00		CONSODATA S.A. BCA FINANCES
· · CAL- CONSUMER ACCES Ltd (management and supply of data banks)	Kingston (UK)	GBP	200,000	100.00		CONSODATA S.A.
· · · CONSODATA GROUP Ltd (management and supply of data banks)	London (UK)	GBP	2	100.00		CAL- CONSUMER ACCES Ltd
· · · CONSODATA UK Ltd (business information)	Kingston (UK)	GBP	2	100.00		CAL- CONSUMER ACCES Ltd
· · CONSOBELGIUM S.A. (business information)	Brussels (Belgium)	EUR	62,500	100.00		CONSODATA S.A.
· · CHINALOOP Holdings (mailing list activities)	Cayman Islands	USD	29,961.3	50.06		CONSODATA S.A.
· · · CHINALOOP (Mauritius) Co (mailing list activities)	Port Louis (Mauritius)	USD	200	100.00		CHINALOOP Holdings
· · · · SHANGHAI CHINA LOOP INFORMATION SERVICES (mailing list activities)	Shanghai (China)	USD	1,730,000	100.00		CHINALOOP (Mauritius) Co
· · CONSODATA ESPAÑA S.A. (business information)	Barcelona (Spain)	ESP	310,000,000	100.00		CONSODATA S.A.
· · CONSODATA ITALIA S.r.l. (business information)	Milan (Italy)	EUR	10,200	100.00		CONSODATA S.A.
· · CONSODATA SOLUTIONS S.A. (data management)	Levallois Perret (France)	EUR	270,000	100.00		CONSODATA S.A.
· · CONSODATA S.p.A. (former GIALLO DAT@ S.p.A.) (services of direct marketing, creation, management and marketing of data bank)	Rome (Italy)	EUR	6,500,000	100.00		CONSODATA S.A.
· · · DOMINO RESEARCH S.r.l. (data processing geomarketing sector)	Milan (Italy)	EUR	46,400	60.00		CONSODATA S.p.A.
· · · DWI S.p.A. (design, software realization)	Verona (Italy)	EUR	500,000	51.00		CONSODATA S.p.A.
· · · FINANZA E GESTIONE S.r.l. (creation, management and trading of data banks for the banking sector)	Milan (Italy)	EUR	77,450	60.00		CONSODATA S.p.A.
· · · PHARMASOFT CONSULTING S.r.l. (design, management and marketing of pharmaceutical sector data bank)	Rome (Italy)	EUR	1,032,910	60.00		CONSODATA S.p.A.
· · · PUBBLIBABY S.p.A. (design, management and marketing of native sector data bank)	Cusago (Milan, Italy)	EUR	100,000	61.00		CONSODATA S.p.A.
· · MEDIA PRISME S.A. (analysis, management and trading of data banks)	Paris (France)	FRF	250,000	50.00 50.00		CONSODATA S.A. BCA FINANCES
· · · MP LIST S.A. (analysis, management and trading of data banks)	Brussels (Belgium)	FB	750,000	100.00		MEDIA PRISME
· DATABANK S.p.A. (marketing)	Milan (Italy)	EUR	937,300	93.47		SEAT PAGINE GIALLE



(») **List of subsidiaries Consolidated on a line-by-line basis**

Name (type of business)	Head office		Share capital	% owersnip	% of voting rights	Held by
- DATABANK WETTBEWERBS - MARKT UND FINANZANALYSE GmbH (marketing)	Darmstadt (Germany)	EUR	153,387.56	60.00		DATABANK S.p.A.
- DBK S.A. (marketing)	Madrid (Spain)	EUR	99,000	99.99		DATABANK S.p.A.
- DATA HOUSE S.p.A. (gathering and sale of real estate information)	Milan (Italy)	EUR	200,850	52.00		SEAT PAGINE GIALLE
- ITALSERVICE S.r.l. (holding company)	Varese (Italy)	EUR	10,400	100.00		DATA HOUSE
- ITALSERVICE S.p.A. (management of data from the public real estate Registry and from other public bodies)	Milan (Italy)	EUR	104,000	40.00 60.00		DATA HOUSE ITALSERVICE S.r.l.
- EUREDIT S.A. (realization, promotion and marketing European technology of commerce annual "Europages")	Paris (France)	EUR	2,800,000	93.56		SEAT PAGINE GIALLE
- FINANZIARIA WEB S.p.A. (financing)	Turin (Italy)	EUR	9,606,073.50	60.00		SEAT PAGINE GIALLE
- MATRIX S.p.A (Internet services)	Milan (Italy)	EUR	1,100,000	0.70 66.00 33.30		SEAT PAGINE GIALLE FINANZIARIA WEB N.V.VERTICO
- FREE FINANCE S.p.A (Internet loans for the real estate market)	Milan (Italy)	EUR	148,102	89.38		MATRIX
- GIALLO MARKET S.r.l (owner of Virgilio.it)	Milan (Italy)	EUR	1,000,000	90.00 10.00		MATRIX MONDUS LTD
- KMATRIX S.r.l. (creation and management of an Internet site)	Milan (Italy)	EUR	100,000	100.00		MATRIX
- LINK S.r.l. (supply of computer services)	Milan (Italy)	EUR	10,400	100.00		MATRIX
- OLA'! S.r.l. (advertising on-line)	Milan (Italy)	EUR	10,400	51.00		MATRIX
- XOOM.it S.p.A. (development and managem ent of virtual communities)	Milan (Italy)	EUR	100,000	100.00		MATRIX
- ZDNET ITALIA S.r.l. (creation and management of Internet sites)	Milan (Italy)	EUR	400,000	51.00		MATRIX
- FINSATEL S.r.l. (holding company)	Turin (Italy)	EUR	133,000	100.00		SEAT PAGINE GIALLE
- GIALLO LAVORO S.p.A. (research, selection and training of human resources)	Turin (Italy)	EUR	100,000	100.00		SEAT PAGINE GIALLE
- GIALLO PROFESSIONAL PUBLISHING S.p.A. (publishing, typographic and graphic marketing, advertising)	Turin (Italy)	EUR	1,000,000	100.00		SEAT PAGINE GIALLE
- GRUPPO EDITORIALE FAENZA EDITRICE S.p.A. (publishing house)	Faenza (Ravenna, Italy)	EUR	260,000	60.00		GIALLO PROFESSIONAL PUBLISHING
- FAENZA EDITRICE IBERICA S.L. (publishing house also on behalf of third parties)	Castellon de La Plana (Spain)	EUR	3,005.50	100.00		GRUPPO EDITORIALE FAENZA EDITRICE
- FAENZA EDITRICE DO BRASIL Ltda (publishing house also on behalf of third parties)	Saŏ Paulo (Brazil)	BRL	132,347.46	90.00 10.00		GRUPPO EDITORIALE FAENZA EDITRICE FAENZA EDITRICE IBERICA
- PROMO ADVERTISING S.r.l. (acquisition of advertising on behalf of magazines, tv and multimedia broadcasting)	Faenza (Ravenna, Italy)	EUR	10,320	100.00		GRUPPO EDITORIALE FAENZA EDITRICE
- GRUPPO EDITORIALE JCE S.p.A. (publishing house)	Cinisello Balsamo (Milan, Italy)	EUR	1,032,800	65.00		GIALLO PROFESSIONAL PUBLISHING
- QUASAR E ASSOCIATI S.r.l. (multimedia publishers)	Milan (Italy)	EUR	20,408	51.00		GIALLO PROFESSIONAL PUBLISHING

(») **List of subsidiaries Consolidated on a line-by-line basis**

Name (type of business)	Head office		Share capital	% owersnip	% of voting rights	Held by
- EDITORIALE QUASAR S.r.l. (publishing house and advertising agency)	Milan (Italy)	EUR	10,000	100.00		QUASAR E ASSOCIATI
- TTG ITALIA S.p.A. (publishing house for the touristic market)	Turin (Italy)	EUR	100,000	98.00		GIALLO PROFESSIONAL PUBLISHING
- GIALLO VIAGGI.it S.p.A. (research, development, production of information and telematic products for tourism)	Milan (Italy)	EUR	100,000	100.00		SEAT PAGINE GIALLE
- MEDIOLANUM TOURIST SERVICE S.r.l. (tour operator)	Milan (Italy)	EUR	10,200	100.00		GIALLO VIAGGI.it
- GIALLO VOICE S.p.A. (teleselling, telemarketing, call centers and marketing)	Turin (Italy)	EUR	1,000,000	100.00		SEAT PAGINE GIALLE
- CALL CENTER SERVICES S.r.l. (call center services)	Cernusco sul Naviglio (Milan, Italy)	EUR	10,350	66.00		GIALLO VOICE
- IMR S.r.l. (call center services)	Turin (Italy)	EUR	10,500	51.00		GIALLO VOICE
- OPS S.r.l. (call center services)	Milan (Italy)	EUR	10,200	51.00		GIALLO VOICE
- TELEPROFESSIONAL S.r.l. (call center services)	Monza (Milan, Italy)	EUR	52,000	66.00		GIALLO VOICE
- GRUPPO BUFFETTI S.p.A. (supply of products regarding the paper industry,printing and publishing)	Rome (Italy)	EUR	11,817,000	100.00		SEAT PAGINE GIALLE
- MAGIQ 32 S.r.l. (wholesale of paper and millboard)	Rome (Italy)	EUR	510,000	100.00		GRUPPO BUFFETTI
- OFFICE AUTOMATION PRODUCTS S.p.A. (former INDUSTRIAL SERVICE S.p.A.) (wholesale magnetic stand)	Lecco (Italy)	EUR	774,000	84.00		GRUPPO BUFFETTI
- IS PRODUCTS S.p.A. (marketing of office automation)	Lecco (Italy)	EUR	9,360,000	27.78 72.22		GRUPPO BUFFETTI OFFICE AUTOMATION PRODUCTS
- INCAS PRODUCTIONS S.r.l. (wholesale production and marketing of office consumable products)	Venaria Reale (Turin, Italy)	EUR	510,000	100.00		OFFICE AUTOMATION PRODUCTS
- PBS PROFESSIONAL BUSINESS SOFTWARE S.p.A. (production and trading of business software)	Rome (Italy)	EUR	127,500	99.996 0.004		GRUPPO BUFFETTI BUFFETTI S.r.l.
- SK DIRECT S.r.l. (graphic arts)	Rome (Italy)	EUR	5,522,920	58.37 41.63		GRUPPO BUFFETTI OFFICE AUTOMATION PRODUCTS
- HOLDING MEDIA E COMUNICAZIONE H.M.C. S.p.A. (former CECCHI GORI COMMUNICATIONS S.p.A.) (production, marketing on TV and press)	Rome (Italy)	EUR	5,064,000	100.00		SEAT PAGINE GIALLE
- GLOBO EUROPA B.V. (holding company)	Amsterdam (Holland)	NLG	400,000	100.00		HOLDING MEDIA E COMUNICAZIONE HMC
- GLOBO COMMUNICATION S.A.M. (production, acquisition and trading of TV programs)	Montecarlo	EUR	8,400,000	99.99		GLOBO EUROPA
- TV INTERNAZIONALE S.p.A. (licensee of a TV broadcasting)	Rome (Italy)	EUR	6,200,000	100.00		GLOBO EUROPA
- BEIGUA S.r.l. (management of a TV broadcasting)	Milan (Italy)	EUR	51,480	51.00		TV INTERNAZIONALE
- GIAROLO S.r.l. (management of TV programs)	Milan (Italy)	EUR	50,490	75.50		TV INTERNAZIONALE
- T.V.I. MONTECARLO S.A.M. (trading and licensee of TV programs)	Montecarlo	EUR	150,000	99.50		GLOBO EUROPA
- HOLDING MEDIA E COMUNICAZIONE BROADCASTING S.r.l. (former CECCHI GORI BROADCASTING S.r.l.) (maintenance of audio/video TV equipments)	Rome (Italy)	EUR	103,400	50.00 50.00		HOLDING MEDIA E COMUNICAZIONE HMC TV INTERNAZIONALE

1492

(») **List of subsidiaries Consolidated on a line-by-line basis**

Name (type of business)	Head office		Share capital	% owersnip	% of voting rights	Held by
- HOLDING MEDIA E COMUNICAZIONE PUBBLICITA' S.r.l. (former CECCHI GORI ADVERTISING S.r.l.) (advertising agency for TV and radio broadcasting)	Rome (Italy)	EUR	516,500	100.00		HOLDING MEDIA E COMUNICAZIONE HMC
- MTV ITALIA S.r.l. (former BETA TELEVISION S.r.l.) (licensee of a radio and TV broadcasting)	Rome (Italy)	EUR	12,151,928	51.00		HOLDING MEDIA E COMUNICAZIONE HMC
- HOLDING MEDIA E COMUNICAZIONE PRODUZIONI S.r.l. (former CECCHI GORI NEWS AND SPORT S.r.l.) (production and acquisition of radio and TV programs rights)	Rome (Italy)	EUR	258,864	50.00 50.00		MTV ITALIA TV INTERNAZIONALE
- MTV PUBBLICITA' S.r.l. (advertising agency)	Milan (Italy)	EUR	10,400	100.00		MTV ITALIA
- ITALBIZ.COM Inc. (maintenance of an Internet site)	California (USA)	USD	13,800	72.46		SEAT PAGINE GIALLE
- KOMPASS ITALIA S.p.A. (publishing of annuals and sale of telematic products)	Turin (Italy)	EUR	1,610,904.88	100.00		SEAT PAGINE GIALLE
- NEOEXPO S.p.A. (on-line events regarding fairs)	Palazzolo sull'Oglio (Brescia, Italy)	EUR	510,000	60.00		SEAT PAGINE GIALLE
- NETCREATIONS Inc. (management of the license regarding the software products of Netex Ltd)	New York (USA)	USD	1	100.00		SEAT PAGINE GIALLE
- PAN-ADRESS DIREKTMARKETING & Co. KG (direct marketing)	Munich Germany)	DEM	2,040,000	100.00		SEAT PAGINE GIALLE
- CONSODATA DEUTSCHLAND GmbH (creation and maintenance of a database for mailing activities)	Munich (Germany)	DEM	50,000	100.00		PAN-ADRESS DIREKTMARK. & Co.KG
- CONSODATA MARKETING INTELLIGENCE GmbH (strategic analysis and data profiling)	Munich (Germany)	EUR	25,000	100.00		PAN-ADRESS DIREKTMARK. & Co.KG
- MEDIPLAN GmbH (creation and maintenance of a database for mailing activities)	Munich (Germany)	EUR	26,000	100.00		PAN-ADRESS DIREKTMARK. & Co.KG
- PAN-ADRESS DIREKTMARKETING VERWALTUNG GmbH (former GENERAL PARTNER GmbH) (direct marketing)	Munich (Germany)	EUR	25,000	100.00		SEAT PAGINE GIALLE
- TDL INFOMEDIA Ltd (holding company)	Hampshire (UK)	GBP	139,524.78	99.60		SEAT PAGINE GIALLE
- MYBLUECAT.COM Ltd (supply of services)	Hampshire (UK)	GBP	2	100.00		TDL INFOMEDIA
- TDL INFOMEDIA FINANCE Ltd (holding company)	Hampshire (UK)	GBP	9,734.09	100.00		TDL INFOMEDIA
- TDL INFOMEDIA HOLDINGS Plc (holding company)	Hampshire (UK)	GBP	397,126.43	100.00		TDL INFOMEDIA FINANCE
- TDL INFOMEDIA GROUP Plc (holding company)	Hampshire (UK)	GBP	624,576.64	100.00		TDL INFOMEDIA HOLDINGS
- TDL GROUP Ltd (holding company)	Hampshire (UK)	GBP	89,864.25	100.00		TDL INFOMEDIA GROUP
- THOMSON DIRECTORIES Ltd (pubblishing and marketing directories)	Hampshire (UK)	GBP	1,340,000	100.00		TDL GROUP
- TDL INVESTMENTS B.V. (former MARACANA' HOLDING B.V.) (supply of services)	Rotterdam (Holland)	EUR	20,000	100.00		TDL INFOMEDIA
- TELEGATE HOLDING GmbH (holding company)	Martinsried (Germany)	DEM	51,000	100.00		SEAT PAGINE GIALLE
- TELEGATE A.G. (call center services)	Martinsried (Germany)	EUR	12,730,000	13.54 50.99		SEAT PAGINE GIALLE TELEGATE HOLDING
- ARSMOVENDI.COM A.G. (Internet services)	Munich (Germany)	EUR	150,000	100.00		TELEGATE A.G.

1493

(») **List of subsidiaries Consolidated on a line-by-line basis**

Name (type of business)	Head office		Share capital	% owersnip	% of voting rights	Held by
- TRAVELGATE BUSINESS GmbH (business tour operator)	Munich (Germany)	EUR	25,000	100.00		ARSMOVENDI .COM
- TRAVELTEAM24 GmbH (tour operator)	Schongau (Germany)	DEM	100,000	100.00		TRAVELGATE BUSINESS
- DATAGATE GmbH (call center services)	Martinsried (Germany)	EUR	25,000	100.00		TELEGATE A.G.
- KIMTRAVEL CONSULTING A.G. (tour operator)	Munich (Germany)	EUR	69,493	100.00		TELEGATE A.G.
- TELEGATE AKADEMIE GmbH (training center for employees of call centers)	Rostock (Germany)	EUR	25,000	100.00		TELEGATE A.G.
- TELEGATE ANKLAM GmbH (call center services)	Anklam (Germany)	DEM	100,000	100.00		TELEGATE A.G.
- 11880,com GmbH (call center services)	Martinsried (Germany)	EUR	25,000	100.00		TELEGATE ANKLAM
- MOBILSAFE A.G. (Internet services)	Meerbusch (Germany)	EUR	150,000	100.00		TELEGATE ANKLAM
- TELEGATE CALL CENTER GmbH (call center services)	Martinsried (Germany)	EUR	25,000	100.00		TELEGATE A.G.
- PHONECOM GmbH (call center services)	Munich (Germany)	DEM	153,900	50.68		TELEGATE CALL CENTER
- MEDIA EVOLUTION AGENTUR FUR NEUE MEDIE GmbH (call center services)	Munich (Germany)	DEM	60,000	100.00		PHONECOM
- TGT HOLDING B.V. (holding company)	Schiphol (Holland)	EUR	18,200	100.00		TELEGATE A.G.
- TELEGATE ESPAÑA S.A. (former TELEGATE COMMUNICATIONS SYSTEMS S.A.) (call center services)	Las Mathas Madrid (Spain)	EUR	61,000	99.00 1.00		TGT HOLDING TELEGATE A.G.
- TELEGATE GmbH (call center services)	Vienna (Austria)	EUR	35,000	100.00		TGT HOLDING
- TELEGATE Inc. (call center services)	Texas (USA)	USD	1,000	100.00		TGT HOLDING
- TELEGATE ITALIA S.r.l. (call center services)	Milan (Italy)	EUR	129,000	99.00 1.00		TGT HOLDING TELEGATE A.G.
- TELEGATE Ltd (call center services)	London (UK)	GBP	50,000	100.00		TGT HOLDING
- TICKETONE S.p.A. (ticket sales)	Milan (Italy)	EUR	620,210	52.30		SEAT PAGINE GIALLE
- TIN WEB S.p.A. (former GIALLO WEB S.r.l.) (advices regarding the creation of Internet sites)	Milan (Italy)	EUR	100,000	100.00		SEAT PAGINE GIALLE
International Operations						
STET INTERNATIONAL NETHERLANDS N.V. (holding company)	Amsterdam (Holland)	EUR	2,378,338,950	100.00		TELECOM ITALIA
- 9 TELECOM RESEAU S.A. (telecommunications services)	Boulogne Billancourt (France)	EUR	616,291,485	97.34 0.04		STET INTERNATIONAL NETHERLANDS T.M.I. TELEMEDIA INT. Ltd
- JET MULTIMEDIA S.A. (Internet hosting)	Lyon (France)	EUR	10,699,748	89.72 0.95 0.18		9 TELECOM RESEAU SOFTE JET MULTIMEDIA
- JET MEDIA S.A. (advertising on TV, radio and press)	Lyon (France)	EUR	100,000	99.76 0.04 0.20		JET MULTIMEDIA OMEGA Fiduciaries
- PUBLICLAIR S.A. (advertising services for magazines)	Paris (France)	EUR	38,112	98.80 0.20 1.00		JET MEDIA OMEGA Fiduciaries
- JET MULTIMEDIA HOSTING S.A. (design, development and maintenance of Web and Audiotel, Minitel services)	Lyon (France)	EUR	11,818,318	99.99 0.01		JET MULTIMEDIA Fiduciaries

1494

(») **List of subsidiaries Consolidated on a line-by-line basis**

Name (type of business)	Head office		Share capital	% owersnip	% of voting rights	Held by
· IB TELEMATIC S.A. (Minitel services)	Paris (France)	EUR	430,280	99.97 0.03		JET MULTIMEDIA HOSTING Fiduciaries
· ICOR S.A. (Internet, Extranet and Intranet for tourism)	Le Bourget du Lac (France)	EUR	96,000	99.87 0.02 0.11		JET MULTIMEDIA HOSTING OMEGA Fiduciaries
- JET MULTIMEDIA S.r.l. (Internet services)	Milan (Italy)	EUR	10,400	100.00		JET MULTIMEDIA HOSTING
· ITALIA EXPLORER S.r.l. (Internet services)	Milan (Italy)	EUR	11,000	100.00		JET MULTIMEDIA S.r.l.
- METAPHORA S.A. (consulting for management of information systems)	Toulouse (France)	EUR	469,543	38.25 13.80 0.02	46.60 8.40 0.02	JET MULTIMEDIA HOSTING JET VENTURE Fiduciaries
- VILLAGES TOURS S.a.r.l. (travel agency and website for tourism)	Lyon (France)	EUR	39,637	100.00		JET MULTIMEDIA HOSTING
· TRAVEL MANIA S.a.r.l. (travel agency and website for tourism)	Lyon (France)	EUR	304,898	97.00		VILLAGES TOURS
- JET VENTURE S.A. (financing and development of Internet services)	Paris (France)	EUR	8,000,000	99.88 0.12		JET MULTIMEDIA OMEGA
- OMEGA S.a.r.l. (intergroup services)	Lyon (France)	EUR	80,000	100.00		JET MULTIMEDIA
- VICTOIRE MULTIMEDIA S.A. (Internet services)	Paris (France)	EUR	89,025	99.90 0.02 0.08		JET MULTIMEDIA OMEGA Fiduciaries
- PRESSINVEST S.A. (Minitel services)	Paris (France)	EUR	128,992	99.93 0.01 0.06		VICTOIRE MULTIMEDIA OMEGA Fiduciaries
- VICTOIRE MULTIMEDIA INFORMATIQUE S.A. (development of Internet sites)	Paris (France)	EUR	1,165,665	99.98 0.02		VICTOIRE MULTIMEDIA Fiduciaries
- OFFICE CENTRAL DE DOCUMENTATION S.A. (Minitel services and legal affair data base)	Paris (France)	EUR	38,112	99.76 0.04 0.20		VICTOIRE MULTIMEDIA INFORM. OMEGA Fiduciaries
- MAGEOS EXPLORER S.A. (former EUROPE EXPLORER) (Internet services)	Lyon (France)	EUR	6,317,788.80	91.21		9TELECOM RESEAU
- BELGIUM EXPLORER S.A. (Internet services)	Brussels (Belgium)	EUR	62,000	99.92		MAGEOS EXPLORER
- FRANCE EXPLORER S.A. (Internet services)	Lyon (France)	EUR	1,532,113	99.99		MAGEOS EXPLORER
- HOLLAND EXPLORER B.V. (Internet services)	Amsterdam (Holland)	EUR	100,000	100.00		MAGEOS EXPLORER
- EUROPE EXPLORER PORTUGAL L.D.A. (Internet services)	Lisbon (Portugal)	EUR	11,000	100.00		MAGEOS EXPLORER
- SWISS EXPLORER on-line S.a.r.l. (Internet services)	Lousanne (Switzerland)	CHF	20,000	100.00		MAGEOS EXPLORER
· BBNED N.V. (telecommunications services)	Amsterdam (Holland)	EUR	52,425,000	96.17		STET INTERNATIONAL NETHERLANDS
- BBEYOND B.V. (telecommunications services)	Amsterdam (Holland)	EUR	18,000	100.00		BBNED
- ENTEL CHILE S.A. (telecommunications services)	Santiago (Chile)	CLP	396,209,996,527	54.76		STET INTERNATIONAL NETHERLANDS
- AMERICATEL CENTROAMERICA S.A. (holding company)	Guatemala City (Guatemala)	USD	2,649,608	78.65		ENTEL CHILE
- AMERICATEL EL SALVADOR S.A. DE C.V. (telecommunications services)	San Salvador (El Salvador)	USD	972,036	15.00 85.00		ENTEL CHILE AMERICATEL CENTROAMERICA
- AMERICATEL GUATEMALA S.A. (telecommunications services)	Guatemala City (Guatemala)	GTQ	450,000	100.00		AMERICATEL CENTROAMERICA
- AMERICATEL HONDURAS S.A. (telecommunications services)	Tegucigalpa (Honduras)	HNL	500,000	100.00		AMERICATEL CENTROAMERICA
- INDUSTRIAS TELEPUERTOS NICARAGUENSES S.A. (telecommunications services)	Managua (Nicaragua)	NIO	255,000,000	100.00		AMERICATEL CENTROAMERICA

(») **List of subsidiaries Consolidated on a line-by-line basis**

Name (type of business)	Head office		Share capital	% owersnip	% of voting rights	Held by
- ENTEL CALL CENTER S.A. (telecommunications services)	Santiago (Chile)	CLP	6,073,225,767	90.00 10.00		ENTEL CHILE ENTEL INVERSIONES
- ENTEL INTERNATIONAL B.V.I. Corp. (holding company)	Tortola (British Virgin Islands)	CLP	31,480,049,720	100.00		ENTEL CHILE
- AMERICATEL CORP. USA (telecommunications services)	Florida (USA)	USD	62,372,552.74	80.00		ENTEL INTERNATIONAL B.V.I.
- ENTEL USA HOLDING Inc. (holding company)	Florida (USA)	USD	1,000	100.00		ENTEL INTERNATIONAL B.V.I.
- AMERICASKY Corporation (telecommunications services)	Florida (USA)	USD	1,000	80.00 20.00		ENTEL USA HOLDING ENTEL INTERNATIONAL B.V.I.
- ENTEL INVERSIONES S.A. (holding company)	Santiago (Chile)	CLP	3,129,511,471	99.99 0.01		ENTEL CHILE Fiduciaries
- AMERICATEL PERU' S.A. (former ORBITEL PERU S.A.) (telecommunications services)	Lima (Perù)	PEN	38,308,496.13	45.69 54.31		ENTEL CHILE ENTEL INVERSIONES
- ENTEL INVESTMENTS Inc. (holding company)	Tortola (British Virgin Islands)	USD	1,630	100.00		ENTEL CHILE
- ENTEL SERVICIOS TELEFONICOS S.A. (telecommunications services)	Santiago (Chile)	CLP	1,071,339,726	91.42 8.58		ENTEL CHILE ENTEL INVERSIONES
- ENTEL TELEFONIA LOCAL S.A. (local telecommunications services)	Santiago (Chile)	CLP	22,440,766,220	99.00 1.00		ENTEL CHIL ENTEL INVERSIONES
- CHILE WIRELESS S.A. (holding company)	Santiago (Chile)	CLP	112,745,830	99.00 1.00		ENTEL TELEFONIA LOCAL ENTEL INVERSIONES
- ENTEL TELEFONIA PERSONAL S.A. (holding company)	Santiago (Chile)	CLP	123,550,386,824	94.64 5.36		ENTEL CHILE ENTEL INVERSIONES
- EMPRESA DE RADIOCOMUNICACIONES INSTA BEEP Ltda (telecommunications services)	Santiago (Chile)	CLP	2,250,968,492	99.90		ENTEL TELEFONIA PERSONAL
- ENTEL PCS TELECOMUNICACIONES S.A. (mobile telecommunications services)	Santiago (Chile)	CLP	95,503,905,176	0.10 99.90		ENTEL CHILE ENTEL TELEFONIA PERSONAL
- ENTEL TELEFONIA MOVIL S.A. (mobile telecommunications services)	Santiago (Chile)	CLP	1,829,096,682	0.08 99.92		ENTEL CHILE ENTEL TELEFONIA PERSONAL
- MICARRIER TELECOMUNICACIONES S.A. (telecommunications services)	Santiago (Chile)	CLP	3,139,539,748	99.99 0.01		ENTEL CHILE ENTEL INVERSIONES
- ORBITEL VENEZUELA S.A. (telecommunications services)	Caracas (Venezuela)	VEB	709,500,000	100.00		ENTEL CHILE
- RED DE TRANSACCIONES ELECTRONICAS S.A (telecommunications services)	Santiago (Chile)	CLP	1,582,287,416	93.76		ENTEL CHILE
- SATEL TELECOMUNICACIONES S.A. (telecommunications services)	Santiago (Chile)	CLP	2,698,727,530	99.90 0.10		ENTEL CHILE ENTEL INVERSIONES
- ICH – International Communication Holding N.V. (holding company)	Amsterdam (Holland)	EUR	50,000	100.00		STET INTERNATIONAL NETHERLANDS
- ETI – Euro Telecom International N.V. (holding company)	Amsterdam (Holland)	EUR	50,050	100.00		ICH
- ENTEL Empresa Nacional de Telecomunicaciones S.A. (telecommunications services)	La Paz (Bolivia)	BOB	1,280,898,800	50.00		ETI
- DATACOM S.A. (data transmission services)	La Paz (Bolivia)	BOB	21,746,600	99.99		ENTEL BOLIVIA
- INDIAN TELECOMMUNICATION HOLDING B.V. (holding company)	Amsterdam (Holland)	EUR	151,500	100.00		STET INTERNATIONAL NETHERLANDS
- INTELCOM SAN MARINO S.p.A (telecommunications services in San Marino)	Republic of San Marino	EUR	1,550,000	70.00		STET INTERNATIONAL NETHERLANDS
- TELECOM ITALIA DE ESPAÑA S.A. (services and agency activities)	Madrid (Spain)	EUR	2,103,542	100.00		STET INTERNATIONAL NETHERLANDS
TELECOM ITALIA DO BRASIL S/C Ltda (telecommunications promotional services)	Rio de Janeiro (Brazil)	BRL	2,699,758	99.9933 0.0067		TELECOM ITALIA Fiduciaries
TELECOM ITALIA GmbH (holding company)	Vienna (Austria)	ATS	500,000	100.00		TELECOM ITALIA

(*) **List of subsidiaries Consolidated on a line-by-line basis**

Name (type of business)	Head office		Share capital	% owersnip	% of voting rights	Held by
TI WEB S.A. (holding company)	Luxembourg	USD	856,779,000	99.99999 0.00001		TELECOM ITALIA Fiduciaries
- TELSI Ltd (holding companies)	London (UK)	EUR	603,565,000	99.99999 0.00001		TI WEB Fiduciaries
I.T. Services						
IT TELECOM S.p.A. (information and communication technology)	Rome (Italy)	EUR	25,000,000	100.00		TELECOM ITALIA
FINSIEL - Consulenza e Applicazioni Informatiche S.p.A. (conception and implementation of projects in information technology applications)	Rome (Italy)	EUR	59,982,384.60	77.92 0.63		TELECOM ITALIA FINSIEL
- ASPASIEL S.r.l. (information systems)	Rome (Italy)	EUR	260,000	50.00	51.00	FINSIEL
- BANKSIEL - Società di informatica e Organizzazione p.A. (design,installation, operation and maintenance of information systems for bank and insurance companies)	Milan (Italy)	EUR	10,400,000	55.50		FINSIEL
- CARISIEL Sistemi Informativi Elettronici per il SettoreCreditizio e Finanziario S.p.A. (electronic information systems for banking and financial industry)	Rende (Cosenza, Italy)	EUR	769,585	2.00 98.00		FINSIEL BANKSIEL
- CENTROSIEL S.p.A. (information systems)	Milan (Italy)	EUR	516,600	47.00	51.00	BANKSIEL
- CONSIEL - Società di Management Consulting e Formazione p.A. (corporate consulting and management services)	Milan (Italy)	EUR	5,148,000	95.50		FINSIEL
- EIS - Elettronica Ingegneria Sistemi S.p.A. (design, installation, operation and maintenance of sophisticated electronic systems)	Rome (Italy)	EUR	5,165,000	100.00		FINSIEL
- FINSIEL ROMANIA S.r.l. (information systems)	Bucharest (Rumania)	ROL	11,841,500,000	90.53		FINSIEL
- INSIEL - Informatica per il Sistema degli Enti Locali S.p.A. (information systems)	Trieste (Italy)	EUR	7,755,000	52.00		FINSIEL
- INTERSIEL - Società Interregionale Sistemi Informativi Elettronici S.p.A. (design, installation, operation and maintenance of information systems)	Rende (Cosenza, Italy)	EUR	1,033,000	100.00		FINSIEL
- KRENESIEL - Società Sarda di Informatica S.p.A. (information systems)	Sassari (Italy)	EUR	2,582,300	41.00 10.00		FINSIEL INSIEL
- NETIKOS S.p.A. (information systems)	Rome (Italy)	EUR	13,416,000	75.00 25.00		FINSIEL IT TELECOM
- NETIKOS Finland OY (development of wireless solutions)	Helsinki (Finland)	EUR	10,700	100.00		NETIKOS
- SOGEI - Società Generale d'Informatica S.p.A. (information systems and related services for the Ministry of Finances and Italian and foreign public Administration)	Rome (Italy)	EUR	10,330,000	100.00		FINSIEL
- TELE SISTEMI FERROVIARI S.p.A. (information systems)	Rome (Italy)	EUR	77,003,669.54	61.00		FINSIEL
- VENIS - VENEZIA INFORMATICA E SISTEMI S.p.A. (information systems for the municipality of Venice and other public entities)	Venice (Italy)	EUR	1,549,500	20.40 30.60		FINSIEL INSIEL
- WEBRED S.p.A. (former CRUED S.p.A.) (information systems)	Perugia (Italy)	EUR	1,560,000	51.00		FINSIEL
NETSIEL - Networks Produttivi per Sistemi Informativi Elettronici S.p.A. (information products and production of software for sale)	Bari (Italy)	EUR	65,073,960	68.65 31.35		TELECOM ITALIA FINSIEL



(») **List of subsidiaries Consolidated on a line-by-line basis**

Name (type of business)	Head office		Share capital	% owersnip	% of voting rights	Held by
- SIBISIEL - Società di Informatica per la Banca e l'Impresa S.p.A. (information systems)	Bari (Italy)	EUR	1,032,920	90.20 9.80		NETSIEL SIBISIEL
SODALIA S.p.A. (production of advanced software for telecommunications networks and services)	Trento (Italy)	EUR	3,099,000	100.00		TELECOM ITALIA
- SODALIA NORTH AMERICA Inc. (former TELESOFT AMERICA Inc.) (telecommunications software)	Virginia (USA)	USD	700,000	100.00		SODALIA
TELESOFT S.p.A. (telecommunications software)	Rome (Italy)	EUR	21,060,000	60.00 40.00		TELECOM ITALIA FINSIEL
- EUSTEMA S.p.A. (design, research,development and marketing of software, information and online systems)	Rome (Italy)	ITL	600,000,000	67.33		TELESOFT
- TECO SOFT ESPAÑA S.A. (telecommunications software)	Madrid (Spain)	ESP	60,000,000	100.00		TELESOFT
- TELESOFT HELLAS S.A. (telecommunications software)	Maroussi-Athens (Greece)	GRD	20,000,000	100.00		TELESOFT
- TELESOFT RUSSIA ZAO (telecommunications software)	Moscow (Russia)	RUB	1,592,000	75.00		TELESOFT
Satellite Services						
TELESPAZIO S.p.A. (satellite telecommunications services)	Rome (Italy)	EUR	50,000,000	100.00		TELECOM ITALIA
- CENTRO DI TELERILEVAMENTO MEDITERRANEO - S.c.p.a. (research)	Palermo (Italy)	EUR	949,000	51.00		TELESPAZIO
- e-GEOS S.p.A. (earth observation activities)	Matera (Italy)	EUR	105,000	53.00 2.00		TELESPAZIO EURIMAGE
- EURIMAGE S.p.A. (distribution and sale of remote sensing data)	Rome (Italy)	EUR	4,386,000	51.00		TELESPAZIO
- EUROPEAN COMPANY FOR MOBILE COMMUNICATION SERVICES B.V. (satellite data transmission, messages and localization)	Amsterdam (Holland)	EUR	16,881,882	72.01		TELESPAZIO
- EUROPEAN COMPANY FOR MOBILE COMMUNICATION OPERATIONS B.V. (mobile telephony services)	Amsterdam (Holland)	EUR	45,500	100.00		EUROPEAN COMPANY FOR MOBILE COMM.SERVICES
- TELESPAZIO BRASIL S.A. (former DAMOS SUDAMERICA S.A.) (satellite telecommunications services)	Rio de Janeiro (Brazil)	BRL	34,520,000	87.48 1.39		TELESPAZIO ENTEL CHILE
- TELESPAZIO LUXEMBOURG S.A. (holding company)	Luxembourg	USD	245,260,800	100.00		TELESPAZIO
- TELESPAZIO NORTH AMERICA Inc. (activities regarding satellite telecommunications)	Delaware (USA)	USD	10	100.00		TELESPAZIO
TILAB						
TELECOM ITALIA LAB S.p.A. (former CSELT S.p.A.) (studies, research and venture capital in telecommunications and electronics)	Turin (Italy)	EUR	25,500,000	100.00		TELECOM ITALIA
- LOQUENDO - SOCIETA' PER AZIONI (research, development and trading of technologies and equipments regarding vocal recognition and interaction)	Turin (Italy)	EUR	3,573,190	84.38		TELECOM ITALIA LAB S.p.A.
- TELECOM ITALIA LAB GENERAL PARTNER S.A. (holding company)	Luxembourg	USD	30,000	99.97 0.03		TELECOM ITALIA LAB S.p.A. Fiduciari
- TELECOM ITALIA LAB S.A. (holding company)	Luxembourg	USD	25,894,360	99.99 0.01		TELECOM ITALIA LAB S.p.A. Fiduciari
- TELECOM ITALIA LAB B.V. (former TMI NETHERLANDS B.V.) (holding company)	Amsterdam (Holland)	EUR	18,655	100.00		TELECOM ITALIA LAB S.A.



(») **List of subsidiaries Consolidated on a line-by-line basis**

Name (type of business)	Head office		Share capital	% owersnip	% of voting rights	Held by
- TELSY Elettronica e Telecomunicazioni S.p.A. (manufacturing and sale of systems for encrypted telecommunications)	Turin (Italy)	EUR	390,000	100.00		TELECOM ITALIA LAB S.p.A.
Other operations						
EMSA - Società Immobiliare p.A. (real estate management)	Turin (Italy)	ITL	1,123,596,000	100.00		TELECOM ITALIA
IMMSI S.p.A. (real estate management)	Turin (Italy)	EUR	114,400,000	45.31		TELECOM ITALIA
SAIAT- Società Attività Intermedie Ausiliarie Telecomunicazioni p.A. (financing)	Turin (Italy)	EUR	35,745,120	100.00		TELECOM ITALIA
SCUOLA SUPERIORE GUGLIELMO REISS ROMOLI S.p.A. (professional training)	L'Aquila (Italy)	ITL	3,000,000,000	100.00		TELECOM ITALIA
- CONSIEL DO BRASIL Ltda (consulting and information systems)	Saõ Paulo (Brazil)	BRL	174,040	99.99 0.01		SSGRR Fiduciari
SOFTE S.A. (financing)	Luxembourg	USD	100,000,000	99.99 0.01		TELECOM ITALIA SAIAT
- SOGERIM S.A. (marketing and financing)	Luxembourg	EUR	525,000	99.95 0.05		SOFTE SAIAT
TECNO SERVIZI MOBILI S.r.l. (former HITECO CONSULTANTS S.r.l.) (real estate management)	Rome (Italy)	EUR	26,000	51.00		TELECOM ITALIA
TELE PAY ROLL SERVICES S.p.A. (information systems for payroll services)	Rome (Italy)	EUR	2,840,000	100.00		TELECOM ITALIA
TELIMM S.p.A. (real estate management)	Turin (Italy)	ITL	8,238,730,000	99.42 0.58		SAIAT TELECOM ITALIA
TI MEDIA S.A. (holding company)	Luxembourg	EUR	4,309,578	99.999 0.001		TELECOM ITALIA SOFTE
- HUIT II S.a.r.l. (holding company)	Luxembourg	ITL	39,838,500,000	100.00		TI MEDIA
- ISM S.r.l. (holding company)	Milan (Italy)	EUR	10,000	100.00		HUIT II
- N.V. VERTICO (holding company)	Brussels (Belgium)	EUR	69,440	100.00		ISM
TRAINET S.p.A. (development, operation and sales of lines teaching systems)	Rome (Italy)	EUR	674,445.70	100.00		TELECOM ITALIA

ANNEX 6

LIST OF COMPANIES VALUED BY THE EQUITY METHOD

Name (type of business)	Head office		Share capital	% owersnip	% of voting rights	Held by
SUBSIDIARIES						
BUFFETTI S.r.l. (retail trade of stationary, books, office kits)	Rome (Italy)	EUR	10,000	100.00		GRUPPO BUFFETTI
EDOTEL S.p.A. (holding company)	Turin (Italy)	EUR	1,020,000	60.00 40.00		TELECOM ITALIA TELECOM ITALIA MOBILE
GOALLARS B.V. (management of an Internet site)	Amsterdam (Holland)	EUR	100,000	55.00		MATRIX
MEDIA PRISME ESPAGNE S.A. (analysis, management and sale of data base)	Madrid (Spain)	EUR	30,490	100.00		MEDIA PRISME
RARTEL S.A. (satellite telecommunications services)	Bucharest (Rumania)	ROL	4,685,000,000	51.06		TELESPAZIO
SEAT CAPITAL INVESTMENTS S.A. (financing)	Luxembourg	EUR	5,384,500	99.99		SEAT PAGINE GIALLE
TELECOM ITALIA CAPITAL S.A. (financing)	Luxembourg	USD	1,000,000	99.999 0.001		TELECOM ITALIA SOGERIM
TELEFONIA MOBILE SAMMARINESE S.p.A. (mobile telecommunications)	Republic of San Marino	EUR	78,000	51.00		INTELCOM SAN MARINO
THINX-SM TELEHOUSE INTERNET EXCHANGE S.A. (housing and hosting)	Republic of San Marino	EUR	1,550,000	60.00		INTELCOM SAN MARINO
TELEOS B.V. (operative holding company)	Amsterdam (Holland)	EUR	18,151.21	100.00		TELESPAZIO
TELEOS INTERNATIONAL B.V. (marketing of products and services for satellite mobile communications)	Amsterdam (Holland)	EUR	18,151.21	100.00		TELEOS
AFFILIATED COMPANIES						
@LIVE S.r.l. (process manager training regarding e-business models)	Turin (Italy)	EUR	10,000	100.00		WEBEGG
ARAGÓN DE CABLE S.A.U. (catv operator and fixed lines telecommunications in the district of Aragona)	Saragozza (Spain)	EUR	30,250,000	100.00		AUNA
ASCAI SERVIZI S.r.l. (promotion of communications strategies and process)	Rome (Italy)	EUR	73,336.84	35.21		SAIAT
ASTELIT Ltd (mobile telecommunications services)	Moscow (Russia)	RUB	500	50.00		TELECOM ITALIA
ASTROLINK INTERNATIONAL LLC (satellite telecommunications services)	Delaware (USA)	USD	1,350,100,000	18.52		TELESPAZIO LUX.
AUNA OPERADORES DE TELECOMUNICACIONES S.A. (holding of telecommunications companies)	Barcelona (Spain)	EUR	1,443,556,264	22.77 3.81 0.31		STET INTERNATIONAL NETHERLANDS TIM INTERNATIONAL MULTIMEDIA CABLE
AUNA CABLE S.A.U. (management of a cable)	Madrid (Spain)	EUR	60,102	100.00		AUNA
BDT - BOUYGUES DECAUX TELECOM S.A. (holding company)	Guyancourt (France)	EUR	294,356,302.32	19.61		TIM INTERNATIONAL
BOUYGUES TELECOM S.A. (mobile telephony operator)	Boulogne Billancourt (France)	EUR	560,679,600	55.00		BDT-BOUYGUES DECAUX TELECOM
BRASIL TELECOM PARTICIPAÇOES S.A. (holding company for investments in wireline telecommunications companies in some Brazilian states)	Brasilia (Brazil)	BRL	2,232,640,907	19.27	52.26	SOLPART PARTICIPAÇOES
BRASIL TELECOM S.A. (local and regional long-distance telecommunications in 10 States of the centre-south Brazil)	Brasilia (Brazil)	BRL	3,296,179,189	65.47	98.66	BRASIL TELECOM PARTICIPAÇOES
BROAD BAND SERVICE S.A. (production and sales of multimedia services)	Republic of San Marino	EUR	258,000	20.00 20.00		INTELCOM SAN MARINO STREAM

(») **List of companies valued by the equity method**

Name (type of business)	Head office		Share capital	% owersnip	% of voting rights	Held by
BrT Serviços de Internet S.A.. (mobile telecommunications)	Brasilia (Brazil)	BRL	18,341,000	100.00		BRASIL TELECOM
BUENAVENTURA S.A. (telecommunications services)	Santiago (Chile)	CLP	1,787,629,330	50.00		ENTEL TELEFONIA PERSONAL
CABLE INSIGNIA S.A. (telecommunications services)	Asuncion (Paraguay)	PYG	2,600,000,000	75.00		TELECOM ARGENTINA
CABLE I TELEVISIÓ DE CATALUNYA, S.A.U. (catv operator and fixed lines telecommunications in the district of Catalunya)	Barcelona (Spain)	EUR	144,091,710	100.00		AUNA
CABLETELCA S.A. (catv operator and fixed lines telecommunications in the Canary Islands)	Tenerife (Spain)	EUR	40,744,263	100.00		AUNA
CARTESIA-Cartografia digitale S.p.A. (design, realization, marketing of numeric cartography)	Rome (Italy)	EUR	1,032,800	50.00		TELECOM ITALIA
CEDAC S.r.l. (management of available data from the public real estate Registry and from other public bodies)	Brescia (Italy)	EUR	10,400	30.00		DATA HOUSE
CIFRA S.c.a r.l. (training and advanced research relating to information technology)	Cagliari (Italy)	EUR	61,976	25.00		KRENESIEL
CIRMATICA GAMING S.A. (management of on-line gaming at national level)	Barcelona (Spain)	EUR	54,155,990	100.00		LOTTOMATICA
CONSULTEQUE S.p.A. (consulting to professional operators through highly technological communication systems)	Milan (Italy)	EUR	403,877	44.44		MATRIX
CRM CONSULTING GmbH (mailing list activities)	Mainz (Germany)	EUR	33,600	25.30		PAN ADRESS DIREKTMARK. & Co. KG
CSF Sistemi S.r.l (network supporting the pharmacy sector)	Anagni (Frosinone, Italy)	EUR	1,186,000	30.00		MATRIX
CYGENT Inc. (development and sale of software)	California (USA)	USD	52,374,000	23.89		TELECOM ITALIA LAB B.V.
CZECH ONLINE AS (Internet services)	Prague (Czech Republic)	CZK	114,000,000	100.00		TELEKOM AUSTRIA
DATAKOM AUSTRIA GmbH (data services)	Vienna (Austria)	EUR	14,535,000	100.00		TELEKOM AUSTRIA
DATAKOM INTERNATIONAL SOLUTIONS GmbH (project development)	Vienna (Austria)	EUR	145,400	100.00		DATAKOM AUSTRIA
DATASIEL – Sistemi e Tecnologie di Informatica S.p.A. (data processing products and services for public administration agencies, institutions and enterprises under Ligurian Regional Law n. 17/85)	Genoa (Italy)	EUR	2,582,500	50.00		FINSIEL
DATASPAZIO - S.p.A. (computational software and hardware development and sale)	Rome (Italy)	EUR	506,000	49.00		TELESPAZIO
DATATRADER S.A. (creation and sale of data base)	Rueil Mailmaison (France)	EUR	266,980	50.00		CONSODATA S.A.
DISCOVERITALIA S.p.A. (management of an Internet site dedicated to tourism)	Novara (Italy)	EUR	5,160,000	25.00		SEAT PAGINE GIALLE
DOMUS ACADEMY S.p.A. (professional training in the field of fashion, industrial design and web design)	Milan (Italy)	EUR	140,000	51.00		WEBEGG
EISYS S.p.A. (information systems)	Rome (Italy)	EUR	619,200	25.00		EIS
ERESMAS INTERACTIVA S.A. (Internet operator for the residential customers of the Auna Group)	Madrid (Spain)	EUR	14,527,616	99.72		AUNA
ESRI ITALIA S.p.A. (development and distribution of services based on the GIS - "Geographical Information Systems" technology)	Rome (Italy)	EUR	500,000	49.00		SEAT PAGINE GIALLE



(*) List of companies valued by the equity method

Name (type of business)	Head office		Share capital	% owersnip	% of voting rights	Held by
ETEC S.A. – Empresa de Telecomunicaciones de Cuba S.A. (telecommunications services)	La Habana (Cuba)	USD	1,441,900,000	29.29		STET INTERNATIONAL NETHERLANDS
EURODIRECTORY S.A. (holding company in the field of publishing)	Luxembourg	EUR	1,625,320	50.00		SEAT PAGINE GIALLE
EXPERT SYSTEM S.p.A. (development of a linguistic software)	Modena (Italy)	EUR	143,999.96	35.00		MATRIX
FINTECH FINANZIARIA TECNOLOGICA S.p.A. (minority interests holding in small and medium sized companies)	Turin (Italy)	EUR	25,820,000	50.00		TELECOM ITALIA LAB S.p.A.
GAY.IT S.p.A. (management of an Internet site)	Pisa (Italy)	EUR	1,000,000	22.50		MATRIX
GEOWEB S.p.A. (information systems)	Rome (Italy)	EUR	516,500	40.00		SOGEI
GLB SERVIÇOS INTERATIVOS S.A. (Internet services)	Rio de Janeiro (Brazil)	BRL	182,672,123	28.57		TI WEB
GOLDEN LINES INTERNATIONAL COMMUNICATIONS SERVICES Ltd (long distance telephony services)	Ramat Gan (Israel)	ILS	3,000,000	26.40		STET INTERNATIONAL NETHERLANDS
ICOM Inc. (sale of e-mail marketing programs)	Toronto (Canada)	CAD	203.09	40.00		NETCREATIONS
IM.SER S.p.A. (real estate management)	Rome (Italy)	EUR	144,480,000	40.00		TELECOM ITALIA
INFORMATICA TRENTINA S.p.A. (design, installation, management and maintenance of information systems)	Trento (Italy)	EUR	3,100,000	40.41		FINSIEL
ISCE Investor in Sapient & Cuneo Europe S.A. (consulting)	Luxembourg	EUR	4,334,400	25.00		SEAT CAPITAL INVESTMENTS
IS TIM TELEKOMUNIKASYON HIZMETLERI A.S. (mobile telephony operator)	Istanbul (Turkey)	TRL	545,000,000,000,000	49.00		TIM INTERNATIONAL
ITALCOM S.p.A. (multimedia systems and devices)	Milan (Italy)	EUR	103,200	100.00		ITALTEL S.p.A.
ITALDATA S.p.A. (solutions and services for the web economy)	Avellino (Italy)	EUR	3,096,000	100.00		SIEMENS INFORMATICA
ITALTEL A.O. (telecommunications systems)	Saint Petersburg (Russia)	RUB	20,000	100.00		ITALTEL B.V.
ITALTEL ARGENTINA S.A. (telecommunications systems)	Buenos Aires (Argentina)	ARS	600,000	96.00 4.00		ITALTEL B.V. ITALTEL S.p.A.
ITALTEL BRASIL Ltda (trade company)	Saŏ Paulo (Brazil)	BRL	2,018,302	51.44 48.56		ITALTEL S.p.A. ITALTEL B.V.
ITALTEL B.V. (trade and financial company)	Amsterdam (Holland)	EUR	6,000,000	100.00		ITALTEL S.p.A.
ITALTEL CERM PALERMO S.c.p.a. (research)	Palermo (Italy)	EUR	2,125,000	90.00 10.00		ITALTEL S.p.A. TELECOM ITALIA LAB S.p.A.
ITALTEL DE CHILE S.A. (telecommunications systems)	Santiago (Chile)	CLP	49,682,094	90.00 10.00		ITALTEL B.V. ITALTEL S.p.A.
ITALTEL DEUTSCHLAND GmbH (trade company)	Düsseldorf (Germany)	EUR	40,000	60.00 40.00		ITALTEL HOLDING ITALTEL B.V.
ITALTEL FRANCE S.a.s. (trade company)	Issy (France)	EUR	40,000	100.00		ITALTEL HOLDING
ITALTEL HOLDING S.p.A. (holding company)	Milan (Italy)	EUR	115,371,464	19.39		SOGERIM
ITALTEL KENYA Ltd (telecommunications systems)	Nairobi (Kenya)	KES	500,000	99.99 0.01		ITALTEL B.V. ITALTEL S.p.A.
ITALTEL NIGERIA Ltd (telecommunications systems)	Lagos (Nigeria)	NGN	2,000,000	99.99 0.01		ITALTEL B.V. ITALTEL S.p.A.
ITALTEL S.A. (telecommunications systems)	Madrid (Spain)	EUR	4,056,750	100.00		ITALTEL B.V.
ITALTEL S.p.A. (former ITALTEL ACQUISITION S.p.A.) (telecommunications systems)	Milan (Italy)	EUR	196,830,400	100.00		ITALTEL HOLDING

(*) List of companies valued by the equity method

Name (type of business)	Head office		Share capital	% owersnip	% of voting rights	Held by
ITALTEL UK Ltd (trade company)	Staines (UK)	GBP	26,000	60.00 40.00		ITALTEL HOLDING ITALTEL B.V.
JET2WEB INTERNET SERVICES GmbH (internet services)	Vienna (Austria)	EUR	15,000,000	97.50		TELEKOM AUSTRIA
JET2WEB NETWORK SERVICES GmbH (network services)	Vienna (Austria)	EUR	70,000	100.00		TELEKOM AUSTRIA
JMAC CONSIEL S.p.A. (data collection and analysis for systems sales and business)	Milan (Italy)	EUR	156,000	45.00		CONSIEL
LOTTOLATINO C.A. (management of on-line gaming at national level)	Caracas (Venezuela)	VEB	1,172,722,103	99.00		LOTTOMATICA INTERNATIONAL
LOTTOLATINO DO BRASIL S.A. (management of the federal lottery)	Saõ Paulo (Brazil)	BRL	10,000	99.00		LOTTOMATICA INTERNATIONAL
LOTTOMATICA ARGENTINA S.A. (management of on-line gaming at national level)	Buenos Aires (Argentina)	ARS	12,000	100.00		LOTTOMATICA INTERNATIONAL
LOTTOMATICA INTERNATIONAL S.p.A. (management of lottery and on-line lottery)	Rome (Italy)	ITL	2,600,000,000	100.00		LOTTOMATICA
LOTTOMATICA ITALIA SERVIZI S.p.A. (services for citizens and companies and management of ticket sale for any sport event)	Rome (Italy)	ITL	5,000,000,000	100.00		LOTTOMATICA
LOTTOMATICA SISTEMI S.p.A. (management of local data centers)	Rome (Italy)	ITL	10,000,000,000	100.00		LOTTOMATICA
LOTTOMATICA S.p.A. (automation system for the lottery)	Rome (Italy)	EUR	88,131,780	18.33		FINSIEL
LOTTO TOTTO C.A. (management of lottery and on-line lottery)	Caracas (Venezuela)	VEB	61,506,404	100.00		LOTTOLATINO
MADRITEL S.A.U. (catv operator and fixed lines telecommunications in the community of Madrid)	Madrid (Spain)	EUR	162,423,513	100.00		AUNA
MAREMS S.A. (provision of satellite services for mobile voice communications using vehicle-mounted terminals)	Moscow (Russia)	RUB	7,135,500	49.00		TELESPAZIO
MARCAM ITALY S.r.l. (services for automatical data management)	Milan (Italy)	ITL	180,000,000	99.00		PRAXIS CALCOLO
MESNILL HOLDING S.A. (holding company)	Luxembourg	FB	78,000	99.99		ISCE
MIA ECONOMIA.com S.r.l. (publishing in the field of personal finance)	Milan (Italy)	EUR	1,500,000	30.00		MATRIX
MICRO SISTEMAS S.A. (telecommunications services)	Buenos Aires (Argentina)	ARS	210,000	99.99 0.01		TELECOM ARGENTINA PUBLICOM
MIRROR INTERNATIONAL HOLDING S.a.r.l. (holding company)	Luxembourg	EUR	250,000	30.00		TELECOM ITALIA
MIRROR INTERNATIONAL GmbH (holding company)	Frankfurt (Germany)	EUR	25,000	100.00		MIRROR INTERN. HOLDING
MOBILKOM AUSTRIA Aktiengesellschaft & Co. KG (mobile telephony operator)	Vienna (Austria)	EUR	79,940,117.59	75.00 25.00		TELEKOM AUSTRIA AUTEL BETEILIGUNGS
MOBILKOM INTERNATIONAL GmbH (holding company)	Vienna (Austria)	EUR	35,000	100.00		MOBILKOM AUSTRIA
MOBILKOM INTERNATIONAL GmbH & Co. KG (holding company)	Vienna (Austria)	EUR	35,350	99.00 1.00		MOBILKOM AUSTRIA MOBILKOM INTERNATIONAL GmbH
MOBILKOM LIECHTENSTEIN A.G. (mobile telephony operator)	Vaduz (Liechtenstein)	CHF	200,000	100.00		MOBILKOM AUSTRIA
MONDUS AB (development of data banks and market place through Internet)	Bromma (Sweden)	SEK	100,000	100.00		MONDUS LTD
MONDUS.COM Inc. (development of data banks and market place through Internet)	Delaware (USA)	USD	100	100.00		MONDUS LTD
MONDUS.DE GmbH (development of data banks and market place through Internet)	Hamburg (Germany)	EUR	25,000	100.00		MONDUS LTD

(*) **List of companies valued by the equity method**

Name (type of business)	Head office		Share capital	% owersnip	% of voting rights	Held by
MONDUS.FR S.A. (development of data banks and market place through Internet)	Paris (France)	EUR	7,630	100.00		MONDUS LTD
MONDUS Ltd (development of data banks and market place through Internet)	Oxford (UK)	GBP	1,879.9	46.44		SEAT PAGINE GIALLE
MONDUS OY (development of data banks) and market place through Internet	Helsinki (Finland)	EUR	8,000	100.00		MONDUS LTD
MOVENDA S.p.A. (technological platforms for the development of mobile Internet services)	Rome (Italy)	EUR	133,333	25.00		TELECOM ITALIA LAB B.V.
MULTIMEDIA CABLE S.A. (holding company for investments in telecommunications companies and multimedia systems)	Barcelona (Spain)	EUR	11,635,594	44.00		STET INTERNATIONAL NETHERLANDS
NEPTUNY S.p.A. (analysis of the performance of Internet sites)	Milan (Italy)	EUR	17,986.80	39.00		MATRIX
NETCO REDES S.A. (provider of telecommunications infrastructures)	Madrid (Spain)	EUR	6,038,248	30.00		STET INTERNATIONAL NETHERLANDS
NETEX S.r.l. (activities relating to the contract regarding the licence of the software of Netex Ltd)	Milan (Italy)	EUR	10,000	50.00		MATRIX
NORDCOM S.r.l. (application service provider)	Milan (Italy)	EUR	90,000	42.00		TELECOM ITALIA
NORTEL INVERSORA S.A. (holding company)	Buenos Aires (Argentina)	ARS	80,942,695	16.58 8.94	32.50 17.50	TELECOM ITALIA STET INTERNATIONAL NETHERLANDS
NUCLEO S.A. (telecommunications services)	Asuncion (Paraguay)	PYG	160,000,000,000	67.50		TELECOM PERSONAL
PERFORMER S.p.A. (consulting relating to e-business solutions and IT systems)	Turin (Italy)	EUR	100,000	100.00		WEBEGG
PRAXIS CALCOLO S.p.A. (technical and organizational services for automatic data processing)	Milan (Italy)	EUR	1,056,000	22.50		FINSIEL
PROSISTEMI S.r.l. (management of available data from the public real estate Registry and from other public bodies)	Milan (Italy)	EUR	10,400	33.35		ITALSERVICE S.r.l.
PUBLICOM S.A. (telecommunications services)	Buenos Aires (Argentina)	ARS	16,000,000	99.99 0.01		TELECOM ARGENTINA NORTEL INVERSORA
RETEVISION I S.A.U. (telecommunications services)	Barcelona (Spain)	EUR	252,241,612	100.00		AUNA
RETEVISION MOVIL S.A. (third mobile telephony operator)	Barcelona (Spain)	EUR	245,000,000	97.90		AUNA
RONCADIN RESTAURANTS S.p.A. (home delivery restaurant services)	Fiume Veneto (Pordenone, Italy)	EUR	920,694.32	25.00		SEAT PAGINE GIALLE
SAPED – Studio Analisi Programmazione Elaborazione Dati S.p.A. (information systems)	Siena (Italy)	EUR	1,032,800	20.00		BANKSIEL
SAPENDI S.p.A. (sale of publishing, graphic and data bank products)	Novara (Italy)	EUR	5,160,000	25.00		SEAT PAGINE GIALLE
SIEMENS INFORMATICA S.p.A. (software furnishing and information technology consulting)	Milan (Italy)	EUR	6,192,000	49.00		TELECOM ITALIA
SIOSISTEMI S.p.A. (systems networking with special enphasis on the design of LANand WAN systems and related hardware support systems)	Brescia (Italy)	EUR	260,000	40.00		TELECOM ITALIA LAB S.p.A.
SI.MOBIL d.d. (mobile telephony operator)	Lubijana (Slovenia)	SIT	9,300,000,000	75.00		MOBILKOM INTERNATIONAL GmbH & Co. KG
SISPI S.p.A. (information systems for the municipality of Palermo and other private and public entities)	Palermo (Italy)	EUR	2,066,000	49.00		FINSIEL

1504

(») **List of companies valued by the equity method**

Name (type of business)	Head office		Share capital	% owersnip	% of voting rights	Held by
SITEBA Sistemi Telematici Bancari S.p.A. (support services for payments systems)	Milan (Italy)	ITL	5,000,000,000	30.00		TELECOM ITALIA
SITECNIKA S.p.A. (multivendor maintenance)	Milan (Italy)	EUR	143,000	100.00		SIEMENS INFORMATICA
SITEKNE S.p.A. (solutions for ITC-Information Technology Communication)	Rome (Italy)	EUR	103,200	100.00		SIEMENS INFORMATICA
SOFTWARE FACTORY S.p.A. (furnishing of personal technical solutions)	Milan (Italy)	EUR	1,500,000	100.00		WINNER PROJECT
SOLPART PARTICIPAÇOES S.A. (holding company for investment in Brasil Telecom Participaçoes S.A.)	Rio de Janeiro (Brazil)	BRL	2,097,008,023	37.76	37.29	STET INTERNATIONAL NETHERLANDS
STREAM S.p.A. (multimedia services)	Rome (Italy)	EUR	421,360,000	50.00		TELECOM ITALIA
SUPERCABLE DE ALMERIA S.A. (catv operator and fixed lines telecommunications in the city of Almeria)	Sevilla (Spain)	EUR	1,202,000	100.00		AUNA
SUPERCABLE DE ANDALUCIA S.A. (catv operator and fixed lines telecommunications in the district of Andalucia)	Sevilla (Spain)	EUR	69,272,655	96.36		AUNA
SUPERCABLE DE SEVILLA S.A. (catv operator and fixed lines telecommunications in the city of Sevilla)	Sevilla (Spain)	EUR	32,749,150	98.17		AUNA
TDL BELGIUM S.A. (publishing and sale of directories)	Brussels (Belgium)	FB	750,087,200	49.60		TDL INVESTMENTS
TELEAP S.p.A. (furnishing of services and applications through traditional media and customer services)	Ivrea (Turin, Italy)	EUR	1,560,000	100.00		WEBEGG
TELECOMMUNICATIONS ADVISER LLC (management of the Saturn Venture Partners fund)	Delaware (USA)	USD	560,280	37.50		TELECOM ITALIA LAB GEN.PARTN.
TELECOM ARGENTINA STET-FRANCE TELECOM S.A. (telecommunications services)	Buenos Aires (Argentina)	ARS	984,380,978	54.74		NORTEL INVERSORA
TELECOM ARGENTINA USA Inc. (telecommunications services)	Delaware (USA)	USD	30,000	100.00		TELECOM ARGENTINA
TELECOM PERSONAL S.A. (telecommunications services)	Buenos Aires (Argentina)	ARS	310,514,481	99.99 0.01		TELECOM ARGENTINA PUBLICOM
TELEKOM AUSTRIA A.G. (wireline telephony)	Vienna (Austria)	EUR	1,090,500,000	29.78		STET INTERNATIONAL NETHERLANDS
TELEKOM AUSTRIA PERSONALMANAGEMENT GmbH (personnel management)	Vienna (Austria)	EUR	70,000	100.00		TELEKOM AUSTRIA
TELEKOM BETEILIGUNGS- und ENTWICKLUNGS GmbH (holding company)	Vienna (Austria)	EUR	35,000	100.00		TELEKOM AUSTRIA
TELEKOM FINANZ-MANAGEMENT GmbH (financing)	Vienna (Austria)	EUR	37,000	100.00		TELEKOM BETEILIGUNGS
TELELEASING – Leasing di Telecomunicazioni e Generale S.p.A. (financial leasing of real estate and other assets)	Milan (Italy)	EUR	9,500,000	20.00		SAIAT
TELEIMPULS GmbH (mobile telephony operator)	Lubijana (Slovenia)	SIT	2,100,000,000	100.00		MOBILKOM INTERNATIONAL GmbH & Co. KG
TELEKOM SRBIJA a.d. (telecommunications services)	Belgrade (Serbia)	YUM	10,800,000,000	29.00		STET INTERNATIONAL NETHERLANDS
TELEMACO IMMOBILIARE S.p.A. (real estate management)	Rome (Italy)	EUR	9,600,000	40.00		TELECOM ITALIA
TWIN S.p.A. (managing activities relating to the TRIS horse races and to the national totalizator)	Rome (Italy)	ITL	5,000,000,000	93.77		LOTTOMATICA
UBA – NET S.A. (teledidactic services)	Buenos Aires (Argentina)	ARS	12,000	50.00		TRAINET
USABLENET Inc. (development of a software for the analysis of web sites)	Delaware (USA)	USD	1.25	20.00		TELECOM ITALIA LAB B.V.

(») **List of companies valued by the equity method**

Name (type of business)	Head office		Share capital	% owersnip	% of voting rights	Held by
VIASAT ASSISTANCE S.p.A. (trade and operational management of telecommunications)	Rome (Italy)	EUR	103,200	100.00		VIASAT
VIASAT S.p.A. (realization, installation and maintenance of networks)	Rome (Italy)	EUR	2,425,956	33.54 16.46		SEAT PAGINE GIALLE FINSATEL
VINTEL S.r.l. (management of available data from the public real estate Registry and from other public bodies)	Como (Italy)	EUR	36,400	25.00		DATA HOUSE
VIP-NET GSM d.o.o. (mobile telephony operator)	Zagreb (Croatia)	HRK	454,211,000	66.00		MOBILKOM AUSTRIA
WEBEGG S.p.A. (information systems)	Ivrea (Turin, Italy)	EUR	33,107,160	30.20 19.80		FINSIEL IT TELECOM
WINNER PROJECT B.V. (furnishing of personalized technical solutions)	Rotterdam (Holland)	EUR	18,000	100.00		WEBEGG
WISEQUITY N.V. (holding company)	Amsterdam (Holland)	EUR	50,000	50.00		SEAT CAPITAL INVESTMENTS

1506

ANNEX 7

LIST OF OTHER SUBSIDIARIES AND AFFILIATED COMPANIES

Name (type of business)	Head office		Share capital	% owersnip	% of voting rights	Held by
SUBSIDIARIES						
ARTES S.r.l. (in liquidation) (telecommunications services)	Florence (Italy)	EUR	1,693,978.62	99.975		HOLDING MEDIA E COMUNICAZIONE HMC
ASKA S.r.l. (in liquidation) (research and selection of human resources and consulting)	Milan (Italy)	EUR	10,400	60.00		CONSIEL
BUSINESS INFORMATION GROUP Ltd (publishing and sale of telephone directories)	Hampshire (UK)	GBP	1	100.00		THOMSON DIRECTORIES
CABESTAN S.A. (in liquidation) (mailing list activities)	Suresnes (France)	FRF	250,000	100.00		CONSODATA S.A.
COMSTAR S.r.l. (in liquidation) (sale and installation of EDP products)	Rome (Italy)	EUR	1,020,000	100.00		TELESPAZIO
CONSODATA INTERACTIVE S.A. (business information services)	Levallois Perret (France)	EUR	40,000	100.00		CONSODATA S.A.
CONSODATA SYSTEME S.A. (business information services)	Levallois Perret (France)	EUR	40,000	100.00		CONSODATA S.A.
CONSULTEL S.p.A. (in liquidation) (consulting in the field of telecommunications)	Rome (Italy)	ITL	2,594,340,000	100.00		TELECOM ITALIA
EMAX-TRADE S.p.A (in liquidation) (management of Internet sites)	Milan (Italy)	EUR	100,000	100.00		MATRIX
EMMEDI 97 S.r.l. (in liquidation) (productions for the paper industry)	Rome (Italy)	EUR	10,400	100.00		GRUPPO BUFFETTI
ERICH Ltd (furnishing of services)	Kingston (UK)	GBP	2	100.00		CAL- CONSUMER ACCES Ltd
FINSIEL HELLAS S.A. (in liquidation) (computer products for public and private customers)	Koropi (Greece)	GRD	230,000,000	91.00		FINSIEL
FOREST RENTAL SERVICES Ltd (furnishing of services)	Hampshire (UK)	GBP	2	100.00		THOMSON DIRECTORIES
GIALLO e.com S.p.A. (creation and diffusion of trade information)	Turin (Italy)	EUR	150,000	100.00		SEAT PAGINE GIALLE
HILL CLEANING SERVICES Ltd (furnishing of services)	Hampshire (UK)	GBP	2	100.00		THOMSON DIRECTORIES
HILL ENTERPRISES Ltd (furnishing of services)	Hampshire (UK)	GBP	2	100.00		THOMSON DIRECTORIES
IC SOFT S.p.A. (in liquidation) (projects, installation and management in the field of EDP)	Naples (Italy)	ITL	200,000,000	100.00		FINSIEL
IL CENTRO CONTABILE S.p.A. (in liquidation) (sale of books and office ware)	Rome (Italy)	EUR	2,233,507.26	89.70		GRUPPO BUFFETTI
INCAS FRANCE S.A. (in liquidation) (sale of products for office automation)	Asnieres (France)	FRF	19,168,900	100.00		IS PRODUCTS
INDUSTRIAS TELEPUERTO DEL ISTMO S.A. (carrier of telecommunications)	Panama	USD	1,000	100.00		AMERICATEL CENTROAMERICA
INDUSTRIAS TELEPUERTO ICAN S.A. (carrier of telecommunications)	San Jose (Costarica)	CRC	10,000	100.00		AMERICATEL CENTROAMERICA
INFOMEDIA GROUP Ltd (publishing and sale of telephone directories)	Hampshire (UK)	GBP	2	100.00		THOMSON DIRECTORIES
INFONATION GROUP Ltd (publishing and sale of telephone directories)	Hampshire (UK)	GBP	1	100.00		THOMSON DIRECTORIES
IREOS S.p.A. (in liquidation) (promotion and management of remote domiciliary assistance)	Rome (Italy)	ITL	200,000,000	100.00		TELECOM ITALIA
IRIDIUM ITALIA S.p.A. (in liquidation) (satellite telecommunications services)	Rome (Italy)	EUR	2,575,000	30.00 35.00 35.00		TELECOM ITALIA TELESPAZIO TELECOM ITALIA MOBILE
LAKE BUILDING SERVICES Ltd (furnishing of services)	Hampshire (UK)	GBP	2	100.00		THOMSON DIRECTORIES
LIVING LIFESTYLE Ltd (furnishing of services)	Kingston (UK)	GBP	2	100.00		CAL- CONSUMER ACCES Ltd

(») **List of other subsidiaries and affiliated companies**

Name (type of business)	Head office		Share capital	% owersnip	% of voting rights	Held by
LOQUENDO Inc. (in liquidation) (development of software for web vocal interaction)	California (USA)	USD	14,021,000	100.00		LOQUENDO SpA
MARKET & INDUSTRY ANALYSTS S.A. (market analysis)	Brussels (Belgium)	EUR	107,584.26	100.00		DATABANK
MEDITERRANEAN BROAD BAND ACCESS S.A. (telecommunications services)	Heraklion Crete (Greece)	GRD	6,000,000,000	60.00		STET INTERNATIONAL NETHERLANDS
MILANO DATA ENTRY S.r.l. (in liquidation) (data entry activities)	Milan (Italy)	EUR	10,400	100.00		DATA HOUSE
OR.MA INFORMATICA S.r.l (wholesale of computer products)	Milan (Italy)	EUR	10,200	100.00		SK DIRECT
PEAK MAINTENANCE SERVICES Ltd (furnishing of services)	Hampshire (UK)	GBP	2	100.00		THOMSON DIRECTORIES
RFM DATA Ltd (list broking)	Kingston (UK)	GBP	2	100.00		CAL- CONSUMER ACCES Ltd
SCS COMUNICAZIONE INTEGRATA S.p.A. (in liquidation) (marketing and communication consulting)	Rome (Italy)	EUR	600,000	100.00		SEAT PAGINE GIALLE
SERVICE IN S.r.l. (in liquidation) (furnishing of services)	Milan (Italy)	ITL	20,700,000	95.00		CIPI
STARCEL Ltda (call center services)	Saŏ Paulo (Brazil)	BRL	30,000	99.97 0.03		TIM BRASIL Fiduciaries
STET FRANCE S.A. (holding company)	Paris (Francia)	EUR	900,000	100.00		9 TELECOM RESEAU
TECHNOLOGIE INNOVATION ET MOBILITE S.a.r.l. (holding company)	Tunis (Tunisia)	TND	10,000	80.00		TIM INTERNATIONAL
TECO SOFT ARGENTINA S.A. (software for telecommunications)	Buenos Aires (Argentina)	ARS	12,000	99.99		TELESOFT
TELECOM ITALIA IRELAND Ltd (telecommunications services)	Dublin (Ireland)	EUR	2	100.00		TELECOM ITALIA
TELESPAZIO IRELAND Ltd (in liquidation) (holding company)	Dublin (Ireland)	USD	1,000,000	100.00		TELESPAZIO LUX.
THOMSON DIRECTORIES PENSION COMPANY Ltd (management of Thomson Directories Pension fund)	Hampshire (UK)	GBP	2	100.00		THOMSON DIRECTORIES
TIM.COM Holding B.V. (holding company)	Amsterdam (Holland)	EUR	18,000	100.00		TIM INTERNATIONAL
TIMNET.COM PERU' S.A.C. (services for mobile networks)	Lima (Perù)	PEN	1,000	100.00		TIM PERU'
T.I.SCOM S.A. (in liquidation) (telecommunications systems and services)	Curitiba (Brazil)	BRL	7,735,000	51.00		TELESPAZIO
TMI - HUNGARY TRADING AND SERVICES Ltd (in liquidation) (telecommunications services)	Budapest (Hungary)	HUF	3,000,000	100.00		TMI - TELEMEDIA INTERN. Ltd
VALORIUS S.A. (furnishing of services)	Boulogne Billancourt (France)	EUR	38,112	100.00		9 TELECOM RESEAU
AFFILIATED COMPANIES						
CITEL - Corporacion Interamericana de Telecomunicaciones S.A. (holding company)	Monterrey (Mexico)	MXN	2,073,729,933	25.00		STET INTERNATIONAL NETHERLANDS
CLIPPER S.p.A. (in liquidation) (marketing and communication consulting)	Rome (Italy)	EUR	100,000	50.00		SCS COM. INTEGR. (in liquidation)
COMETEL Societe Espagnole S.a.r.l. (audiotel services)	Bilbao (Spain)	EUR	210,348	40.00		JET MULTIMEDIA HOSTING
CROMA S.r.l. (in liquidation) (hardware maintenance)	P. San Giovanni (Perugia, Italy)	ITL	80,000,000	50.00		WEBRED
CZECH TELESPAZIO S.r.l. (in liquidation) (telecommunications services)	Prague (Czech Republic)	CZK	750,000	40.00		TELECOM ITALIA
E-UTILE S.p.A. (information technology services for public and private companies)	Milan (Italy)	EUR	100,000	51.00		SIEMENS INFORMATICA

(») List of other subsidiaries and affiliated companies

Name (type of business)	Head office		Share capital	% owersnip	% of voting rights	Held by
LOTTOMATICA BALKAN S.A. (in liquidation) (management of on-line gaming at national level)	Sofia (Bulgaria)	BGN	0	100.00		LOTTOMATICA INTERNATIONAL
LOTTOMATICA DEUTSCHLAND GmbH (in liquidation) (management of on-line gaming at national level)	Munich (Germany)	EUR	25,000	100.00		LOTTOMATICA INTERNATIONAL
L'UFFICIO MODERNO S.r.l. (sale of books and office supplies	Florence (Italy)	EUR	10,400	15.00 15.00		GRUPPO BUFFETTI IL CENTRO CONTABILE
MOBILKOM AUSTRIA Geschaftsführungs Aktiengesellschaft - Stock Corporation (operative coordination)	Vienna (Austria)	EUR	100,000	75.00 25.00		TELEKOM AUSTRIA AUTEL BETEILIGUNGS
NETRIA S.A. (information technology services)	Lyon (France)	EUR	115,633	34.00		JET MULTIMEDIA
POLITEL S.A. (sale of VSAT services)	Warsaw (Poland)	PLN	100,000	10.00 10.00		TMI TELEMEDIA INT. Ltd TELESPAZIO
RESACOM S.A. (mail-order selling and Internet ticket office)	Paris (France)	EUR	40,000	19.97	19.27	JET VENTURE
SUD PARTNER S.a.r.l. (information technology services)	Toulouse (France)	EUR	40,000	24.00		JET MULTIMEDIA HOSTING
VOICEMAIL INTERNATIONAL Inc. (in liquidation) (vocal message services)	California (USA)	USD	48,580	37.07		TELECOM ITALIA
CONSORTIUM SUBSIDIARIES						
CONSORZIO ABECA (information systems for the Ministry of cultural properties and environment)	Rome (Italy)	ITL	200,000,000	33.33 33.33		FINSIEL INTERSIEL
CONSORZIO CONNET FORMAZIONE (professional training for the Ministry of work and social security)	Bari (Italy)	ITL	100,000,000	60.00 40.00		SSGRR NETSIEL
CONSORZIO GEODOC (in liquidation) (realization of an information system for the geological documentation of the national territory)	Rome (Italy)	ITL	200,000,000	90.00 10.00		FINSIEL TELESPAZIO
CONSORZIO GRUPPO STET PER ITALIA '90 (in liquidation) (telecommunications services for the world soccer cup which has been held in Italy in 1990)	Rome (Italy)	ITL	100,000,000	80.00		TELECOM ITALIA
CONSORZIO IRIS BENI CULTURALI (filing and recovery of documents and system assistance for the Ministry of cultural properties and environment)	Rome (Italy)	ITL	330,000,000	90.91 9.09		FINSIEL NETSIEL
CONSORZIO ISIB (harmonization of the infrastructural system of the Central Institute which manages the unique catalogue of the italian libraries)	Rome (Italy)	ITL	100,000,000	70.00 30.00		FINSIEL INTERSIEL
CONSORZIO NAUTILUS (training activities)	Rome (Italy)	EUR	77,469	31.00 20.00		SSGRR MEDITERRANEAN NAUTILUS Ltd
CONSORZIO PROTER (in liquidation) (activities in the field of management and control of territory and environment)	Rome (Italy)	EUR	10,329.14	61.11		TELESPAZIO
CONSORZIO SEGISIEL (in liquidation) (realization of operating systems in the field of justice for the Telcal consortium)	Rende (Cosenza, Italy)	ITL	200,000,000	85.00 15.00		INTERSIEL FINSIEL
CONSORZIO SER (in liquidation) (realization of the information plan Calabria for the Telcal consortium)	Catanzaro (Italy)	ITL	200,000,000	46.00 5.00		INTERSIEL INSIEL
CONSORZIO SESIT (realization of the integrated information system for the Ministry of transport and navigation)	Rome (Italy)	ITL	100,000,000	70.00		FINSIEL
CONSORZIO SITA (in liquidation) (development of the information activities for the region and the public bodies of Abruzzo)	L'Aquila (Italy)	ITL	250,000,000	80.00		FINSIEL
CONSORZIO SOFTIN (in liquidation) (research and development in the field of industrial software and consulting	Naples (Italy)	ITL	1,700,000,000	100.00		FINSIEL

(») **List of other subsidiaries and affiliated companies**

Name (type of business)	Head office		Share capital	% owersnip	% of voting rights	Held by
CONSORZIO TELEFRANCHISING (planning and development of Internet sites and portals)	Rome (Italy)	EUR	1,240,000	80.00		TELESPAZIO
CONSORZIO TURISTEL (information systems for tourism)	Rome (Italy)	EUR	77,460	33.33 33.33		SARITEL FINSIEL
CONSORTIUM AFFILIATES						
CONSORZIO ACCAM (automation of the communication centers of the agenciesand operating units of the military air force)	Rome (Italy)	ITL	12,000,000	33.33		EIS
CONSORZIO AIACE (e-commerce promotion and internation alization of small and medium companies)	Milan (Italy)	EUR	36,151.98	25.00		DATABANK
CONSORZIO ALTEL (sale and promotion of satellite activities)	Rome (Italy)	EUR	51,645.68	50.00		TELESPAZIO
CONSORZIO C.O.M.P.A. (in liquidation) (study and monitoring of the problems of the Padano-Adriatico basin and professional training)	Bologna (Italy)	ITL	350,000,000	20.00		FINSIEL
CONSORZIO CSIA (information systems for the State agency for the agricultural market)	Rome (Italy)	ITL	400,000,000	44.00		FINSIEL
CONSORZIO DREAM FACTORY (promotion and development of new economy in the weak areas of the Nation)	Rome (Italy)	ITL	750,000,000	20.00		TELECOM ITALIA LAB S.p.A.
CONSORZIO ELETTRA 2000 (diffusion of studies and researches relating to electromagnetism)	Pontecchio Marconi (Bologna, Italy)	ITL	1,800,000,000	20.00		TELECOM ITALIA MOBILE
CONSORZIO FORFIN (programs and information systems relating to fiscal and financing matters)	Rome (Italy)	ITL	10,000,000	15.00 15.00		SSGRR SOGEI
CONSORZIO I.T.A. (research and services in the field of agriculture)	Rome (Italy)	EUR	12,394.95	33.33		TELESPAZIO
CONSORZIO LA CARTA DI VENEZIA (in liquidation) (integrated services for the metropolitan area of Venice)	Venice (Italy)	EUR	10,500	50.00		VENIS
CONSORZIO OMNIA (in liquidation) (hardware maintenance)	Perugia (Italy)	ITL	5,000,000	50.00		WEBRED
CONSORZIO PAOLA (in liquidation) (applicated research for the development of information systems for clinics and medical structures)	Udine (Italy)	ITL	15,768,758	50.00		INSIEL
CONSORZIO PER LE OSSERVAZIONI DELLA TERRA (planning and development of activities for environment)	Matera (Italy)	EUR	10,000	24.00		TELESPAZIO
CONSORZIO R.E.S. - Raggruppamento Europeo per la Sicurezza (establishment and management of a center for the evaluation of the physical safety of information systems)	Rome (Italy)	EUR	309,800	50.00		TELECOM ITALIA
CONSORZIO SCUOLA SUPERIORE ALTA FORMAZIONE UNIVERSITA' FEDERICO II (professional training)	Naples (Italy)	ITL	250,000,000	20.00		TELECOM ITALIA MOBILE
CONSORZIO SIMT (information systems for the General Management of thecivil traffic and transport control authority)	Rome (Italy)	ITL	100,000,000	45.00		FINSIEL
CONSORZIO TELAER (planning and development of activities regarding the advanced aerial survey)	Capodichino (Naples, Italy)	ITL	200,000,000	50.00		TELESPAZIO
CONSORZIO TELCAL (planning and development of the organic project "Piano Telematico Calabria")	Catanzaro (Italy)	EUR	877,975	24.00 24.00		TELECOM ITALIA INTERSIEL
CONSORZIO TELEMED (in liquidation) (telematic activities for social and sanitary assistance)	Rome (Italy)	ITL	200,000,000	33.33		TELECOM ITALIA
CONSORZIO TELESIS (in liquidation) (integrated telematic systems)	Milan (Italy)	EUR	516,456	100.00		ITALTEL S.p.A.

ANNEX 8

OTHER MAJOR EQUITY HOLDINGS AS PER CONSOB RESOLUTION N. 11971 OF MAY 14, 1999

Name (type of business)	Head office		Share capital	% owersnip	% of voting rights	Held by
AGENCY MULTIMEDIA S.A. (Internet services)	St. Denis La Plaine (France)	FRF	2,200,000	19.09		JET VENTURE
ANCITEL S.p.A. (telecommunications services)	Rome (Italy)	EUR	1,087,232	8.55 7.13		TELECOM ITALIA INSIEL
AVONDI Ltd (marketplace management)	London (UK)	GBP	16,040	13.90		MATRIX
BFINANCE.COM Ltd (capital marketplace)	London (UK)	EUR	350,982	17.95		SEAT PAGINE GIALLE
CISIT S.c.p.A. (information technology activities)	Rome (Italy)	ITL	210,000,000	16.66		TRAINET
COMUNICARE VIA SATELLITE S.r.l. (in liquidation) (sale of services relating to TV business)	Republic of San Marino	EUR	72,000	15.00		INTELCOM SAN MARINO
ELETTROCLICK S.p.A. (software production)	Milan (Italy)	EUR	339,746	14.70		SEAT PAGINE GIALLE
EURESCOM - European Institute For Research and Strategic Studies in Telecommunications GmbH (strategical research and development)	Heidelberg (Germany)	EUR	100,000	11.75		TELECOM ITALIA
EUSKALTEL S.A. (telecommunications services)	Zamudio Bizkaia (Spain)	EUR	250,200,000	18.00		STET INTERNATIONAL NETHERLANDS
FIRST ASSUR S.A. (data bank activities for the insurance sector)	Paris (France)	FRF	14,039,900	17.09		JET VENTURE
IFM INFOMASTER S.p.A. (planning and realization of call center solutions)	Genoa (Italy)	EUR	161,765	12.00		TELECOM ITALIA LAB B.V.
IO FACET S.A. (information technology consulting)	Paris (France)	FRF	1,500,000	12.51		JET MULTIMEDIA HOSTING
INDIRECT S.p.r.l. (holding company)	Brussels (Belgium)	FB	6,000,000	19.17		TDL INVESTMENTS
INSULA S.p.A. (telecommunications services)	Mestre (Venice, Italy)	EUR	2,064,000	12.00		TELECOM ITALIA
LOCALPORT S.p.A. (study, research, development and sale of information systems)	Ivrea (Turin, Italy)	EUR	2,040,000	14.98		TELECOM ITALIA LAB S.p.A.
NETESI S.p.A. (telecommunications services)	Milan (Italy)	EUR	1,893,666	17.98		TELECOM ITALIA
PAS GROUP - Professional Application Software S.r.l. (software production)	Milan (Italy)	ITL	180,000,000	16.67		EUSTEMA
POLCESCA S.r.l. (managenent of information services)	Bologna (Italy)	EUR	89,000	16.67		EIS
RIBES S.p.A. (management of available data from the public real estate Registry)	Parma (Italy)	EUR	500,000	17.50		DATA HOUSE
TELEPORTO ADRIATICO S.r.l. (telecommunications services)	Venice (Italy)	EUR	1,650,000	7.50 4.69		TELECOM ITALIA INSIEL
TRADIZIONI ITALIANE S.p.A. (agro-food company)	Cirò (Crotone, Italy)	EUR	8,263,111	11.38		INTERSIEL
TWICE SIM S.p.A. (investment services)	Milan (Italy)	EUR	12,925,000	18.64		SEAT PAGINE GIALLE
VIRTUALAND PARK S.p.A. (in liquidation) (information services)	Castiglione del Lago (Perugia, Italy)	EUR	103,280	12.50		WEBRED
VIRTUAL SELF Ltd (development of technologies devices, synthesis services)	Ramat Gan (Israel)	ILS	3,156	16.06		TELECOM ITALIA LAB B.V.
WEB MUSIC COMPANY S.p.A. (sale of audio-video and multimedia products)	Rome (Italy)	EUR	520,000	15.00		SEAT PAGINE GIALLE

■ INDIPENDENT AUDITORS' REPORT

RECONTA ERNST & YOUNG

■ Corso Vittorio Emanuele II, 83
10128 Torino

■ Tel.: (011) 5161611
Fax: (011) 5612554

AUDITORS' REPORT
pursuant to article 156 of Legislative Decree of February 24, 1998, n. 58
(Translation from the original Italian text)

To the Shareholders
of Telecom Italia S.p.A.

1. We have audited the consolidated financial statements of Telecom Italia S.p.A. as of and for the year ended December 31, 2001. These financial statements are the responsibility of the Telecom Italia S.p.A.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Our audit was made in accordance with auditing standards and procedures recommended by CONSOB. In accordance with such standards and procedures we planned and performed our audit to obtain the information necessary in order to determine whether the consolidated financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness of the accounting principles applied and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

   The financial statements of certain subsidiaries and associated companies, which represent respectively 19% and 17% of consolidated total assets and consolidated total revenues, have been examined by other auditors, whose reports have been furnished to us. Our opinion, expressed herein, insofar as it relates to the data relating to these subsidiaries and associated companies included in the consolidated financial statements, is based also on the reports of the other auditors.

   For the opinion on the consolidated financial statements of the prior year, which are presented for comparative purposes as required by the law, reference should be made to the auditors' report dated May 21, 2001, issued by other auditors.

3. In our opinion, the consolidated financial statements of Telecom Italia S.p.A. comply with the Italian regulations governing consolidated financial statements; accordingly, they clearly present and give a true and fair view of the consolidated financial position of Telecom Italia S.p.A. as of December 31, 2001, and the consolidated results of its operations for the year then ended.



RECONTA ERNST & YOUNG

4. We draw your attention to the information presented in the explanatory notes, "Summary of significant accounting policies", regarding the accounting criteria utilized for the employee benefit obligations as required by Law no. 58/1992.

Turin, April 15, 2002

Reconta Ernst & Young S.p.A.

signed by: Felice Persico (Partner)


TELECOM
ITALIA

Financial statements at December 31, 2001 of » Telecom Italia S.p.A.



BALANCE SHEETS

ASSETS

(in euros)

		12/31/2001		12/31/2000
RECEIVABLES FROM SHAREHOLDERS FOR CAPITAL CONTRIBUTIONS		-		-
INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS				
- INTANGIBLE ASSETS				
Start-up and expansion costs		-		-
Industrial patents and intellectual property rights		665,720,762		424,113,188
Concessions, licenses, trademarks and similar rights		85,560		46,526,413
Goodwill				-
Work in progress and advances to suppliers		479,961,536		640,450,618
Other intangibles		172,154,470		77,613,582
TOTAL INTANGIBLE ASSETS		1,317,922,328		1,188,703,801
- FIXED ASSETS				
Land and buildings		1,497,470,780		1,554,485,391
Plant and machinery		11,800,587,380		12,974,649,123
Manufacturing and distribution equipment		27,952,989		40,167,221
Other fixed assets		102,835,291		83,784,419
Construction in progress and advances to suppliers		680,743,184		481,949,816
TOTAL FIXED ASSETS		14,109,589,624		15,135,035,970
- LONG-TERM INVESTMENTS				
Equity investments in				
subsidiaries		17,659,160,313		18,216,954,644
affiliated companies		386,923,301		574,829,758
other companies		24,326,711		91,779,334
Total equity investments		18,070,410,325		18,883,563,736
Advances on future capital contributions		78,895,821		963,135,227
Accounts receivable	(*)		(*)	
subsidiaries		60,000,000		50,000,000
other receivables	60,523,522	160,738,026	75,114,449	200,181,588
Total accounts receivable	60,523,522	220,738,026	75,114,449	250,181,588
Treasury stock				661,359,839
TOTAL LONG-TERM INVESTMENTS		18,370,044,172		20,758,240,390
TOTAL INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS		**33,797,556,124**		**37,081,980,161**
CURRENT ASSETS				
- INVENTORIES				
Contract work in process		16,593,288		35,910,751
Finished goods and merchandise				
merchandise		60,300,588		41,241,715
TOTAL INVENTORIES		76,893,876		77,152,466
- ACCOUNTS RECEIVABLE	(**)		(**)	
Trade accounts receivable		4,241,654,077		4,295,583,552
Accounts receivable from subsidiaries		2,196,920,276		2,703,481,780
Accounts receivable from affiliated companies		311,569,853		241,608,589
Accounts receivable from parent companies		1,090,158		1,208,129
Other receivables due from				
Government and other public entities for grants and subsidies		1,265,371		1,265,371
deferred tax assets	94,489,404	509,093,704	139,578,674	485,205,410
other receivables		1,958,800,056		1,390,789,041
Total other receivables	94,489,404	2,469,159,131	139,578,674	1,877,259,822
TOTAL ACCOUNTS RECEIVABLE		9,220,393,495		9,119,141,872
- SHORT-TERM FINANCIAL ASSETS				
Equity investments in subsidiaries		240,456,832		326,732,560
Other equity investments				5,146,911
Other securities				-
TOTAL SHORT-TERM FINANCIAL ASSETS		240,456,832		331,879,471
- LIQUID ASSETS				
Bank and postal accounts		80,219,566		108,620,985
Checks		9,021		4,792
Cash and valuables on hand		384,569		321,590
TOTAL LIQUID ASSETS		80,613,156		108,947,367
TOTAL CURRENT ASSETS		**9,618,357,359**		**9,637,121,176**
ACCRUED INCOME AND PREPAID EXPENSES				
Issue discounts and similar charges		25,097,171		1,245,417
Accrued income and other prepaid expenses		669,942,075		842,827,497
TOTAL ACCRUED INCOME AND PREPAID EXPENSES		**695,039,246**		**844,072,914**
TOTAL ASSETS		**44,110,952,729**		**47,563,174,251**

(*) Amounts due within one year
(**) Amounts due beyond one year



LIABILITIES AND SHAREHOLDERS' EQUITY

(in euros)

		12/31/2001		12/31/2000
SHAREHOLDERS' EQUITY				
- SHARE CAPITAL		4,023,060,528		3,835,290,133
- ADDITIONAL PAID-IN-CAPITAL		1,812,283,565		1,802,910,598
- RESERVES FOR INFLATION ADJUSTMENTS UNDER				
Law No. 72 of 3.19.1983		2,294,719,878		2,481,701,583
Law No. 413 of 12.30.1991		468,944,257		468,944,257
TOTAL RESERVES FOR INFLATION ADJUSTMENTS		2,763,664,135		2,950,645,840
- LEGAL RESERVE		652,025,781		524,092,652
- RESERVE FOR TREASURY STOCK				661,359,839
- OTHER RESERVES				
Reserve for accelerated depreciation				-
Reserve under Law No. 342 of 11.21.2000 - article 14		716,378,105		888,460,271
Reserve under Legislative Decree No. 124/93 - article 13		169,300		-
Reserve under Law No. 488/1992		118,677,664		-
Special reserve		1,369,062,099		1,243,373,496
Reserve for capital grants		471,946,843		456,616,923
Miscellaneous reserves		3,792,576,214		3,792,576,213
TOTAL OTHER RESERVES		6,468,810,225		6,381,026,903
- NET INCOME		150,809,707		2,558,662,582
TOTAL SHAREHOLDERS' EQUITY		**15,870,653,941**		**18,713,988,547**
RESERVES FOR RISKS AND CHARGES				
Reserves for taxes		116,647,942		141,238,258
Other reserves		1,496,089,636		742,466,960
TOTAL RESERVES FOR RISKS AND CHARGES		**1,612,737,578**		**883,705,218**
RESERVE FOR EMPLOYEE TERMINATION INDEMNITIES		**1,025,348,862**		**1,031,274,074**
	(**)		(**)	
LIABILITIES				
Debentures	8,250,000,000	8,250,000,000	145,455,747	145,455,747
Due to banks	1,771,000,440	7,308,419,764	2,589,881,617	12,770,486,108
Due to other lenders	317,658,225	657,777,214	453,231,032	658,981,850
Advances		2,447,145		1,178,192
Trade accounts payable		2,240,654,716		2,832,843,579
Accounts payable to subsidiaries		2,350,729,615		5,167,958,497
Accounts payable to affiliated companies		244,744,430		571,244,236
Accounts payable to parent companies		11,000		1,306,120
Taxes payables	43,974,617	460,551,409		494,107,928
Contributions to pension and social security institutions	593,360,920	767,411,695	650,981,941	855,729,345
Other liabilities	1,960,192	2,615,256,311	3,263,182	2,923,777,887
TOTAL LIABILITIES	10,977,954,394	**24,898,003,299**	3,842,813,519	**26,423,069,489**
ACCRUED EXPENSES AND DEFERRED INCOME		**704,209,049**		**511,136,923**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**44,110,952,729**		**47,563,174,251**

(**)Amounts due beyond one year

MEMORANDUM ACCOUNTS

(in euros)

	12/31/2001	12/31/2000
GUARANTEES PROVIDED		
Sureties		
on behalf of subsidiaries	11,191,302,621	2,811,667,030
on behalf of affiliated companies	185,450,107	2,043,662,328
on behalf of others	164,576,258	(395,592,001)
TOTAL GUARANTEES PROVIDED	**11,541,328,986**	**4,459,737,357**
COLLATERAL PROVIDED	-	-
PURCHASES AND SALES COMMITMENTS	**3,388,579,706**	**3,494,936,506**
OTHER MEMORANDUM ACCOUNTS	**7,060,549**	**8,993,016**
TOTAL MEMORANDUM ACCOUNTS	**14,936,969,241**	**7,963,666,879**

STATEMENTS OF INCOME

(in euros)

	2001	2000
PRODUCTION VALUE		
Sales and service revenues	17,309,065,135	17,462,783,672
Changes in inventory of contract work in process	(19,317,463)	8,032,333
Increases in capitalized internal construction costs	5,615,206	11,365,047
Other revenue and income		
operating grants	278,080	521,559
other	241,624,830	276,292,336
Total other revenue and income	241,902,910	276,813,895
TOTAL PRODUCTION VALUE	**17,537,265,788**	**17,758,994,947**
PRODUCTION COST		
Raw materials, supplies and merchandise	301,446,894	404,585,634
Services	5,945,961,040	5,695,762,811
Use of property not owned	619,499,094	452,087,341
Personnel		
wages and salaries	1,858,020,773	2,146,293,819
social security contributions	590,283,266	705,705,518
termination indemnities	142,974,705	171,931,648
other costs	52,961,421	64,631,836
Total personnel costs	2,644,240,165	3,088,562,821
Amortization, depreciation and writedowns		
amortization of intangible assets	617,565,388	600,088,831
amortization of fixed assets	2,703,674,290	3,118,775,106
other writedowns of intangibles and fixed assets	-	19,433,324
writedowns of receivables included in current assets and liquid assets	158,542,120	171,716,751
Total amortization, depreciation and writedowns	3,479,781,798	3,910,014,012
Changes in inventory of raw materials, supplies and merchandise	(19,058,872)	51,229,027
Provisions for risks	76,784,534	62,847,644
Other provisions	23,429,622	-
Miscellaneous operating costs		
losses on disposals of assets	24,747,506	48,727,397
license fee	289,581,611	311,180,145
other miscellaneous costs	167,567,664	139,131,907
Total miscellaneous operating costs	481,896,781	499,039,449
TOTAL PRODUCTION COST	**(13,553,981,056)**	**(14,164,128,739)**
OPERATING INCOME	**3,983,284,732**	**3,594,866,208**
FINANCIAL INCOME AND EXPENSE		
Income from equity investments		
dividends from subsidiaries	1,259,193,465	1,056,098,275
dividends from affiliated companies	41,055,604	68,618,852
dividends from other companies	4,384,727	56,891,143
other income from equity investments	717,456,025	607,691,982
Total income from equity investments	2,022,089,821	1,789,300,252
Other financial income from		
accounts receivable included in long-term investments		
subsidiaries	2,466,241	4,185,566
affiliated companies	-	3,889,736
other	11,917,535	8,254,979
Total accounts receivable included in long-term investments	14,383,776	16,330,281
securities, other than equity investments, included in long-term investments	-	-
securities, other than equity investments, included in current assets	-	1,307,278
other income		
interest and fees from subsidiaries	57,163,147	42,136,346
interest and fees from affiliated companies	8,336,127	7,078,551
interest and fees from others and miscellaneous income	108,168,456	115,756,809
Total other income	173,667,730	164,971,706
Total other financial income	188,051,506	182,609,265
Interest and other financial expense		
interest and fees paid to subsidiaries	257,799,579	78,187,566
interest and fees paid to affiliated companies	1,454,675	5,702,741
interest and fees paid to others and miscellaneous expense	1,553,551,229	558,194,208
Total interest and other financial expense	(1,812,805,483)	(642,084,515)
TOTAL FINANCIAL INCOME AND EXPENSE	**397,335,844**	**1,329,825,002**
VALUE ADJUSTMENTS TO FINANCIAL ASSETS		
Upward adjustments of		
equity investments	13,792	-
Total upward adjustments	13,792	-
Writedowns of		
equity investments	774,881,369	437,757,188
Total writedowns	(774,881,369)	(437,757,188)
TOTAL VALUE ADJUSTMENTS	**(774,867,577)**	**(437,757,188)**

(in euros)

	2001	2000
EXTRAORDINARY INCOME AND EXPENSE		
Income		
gains on disposals	264,388,273	666,424,290
miscellaneous	230,823,224	88,319,332
Total income	495,211,497	754,743,622
Expense		
losses on disposals	1,134,306	9,868,941
prior years' taxes	1,225,839	3,533,602
provisions and writedowns of equity investments	2,526,767,530	-
miscellaneous	859,005,899	920,801,155
Total expense	(3,388,133,574)	(934,203,698)
TOTAL EXTRAORDINARY ITEMS	**(2,892,922,077)**	**(179,460,076)**
INCOME BEFORE TAXES	**712,830,922**	**4,307,473,946**
Income taxes		
current taxes	73,554,063	1,382,906,816
deferred taxes	488,467,152	365,904,548
Total income taxes	(562,021,215)	(1,748,811,364)
NET INCOME	**150,809,707**	**2,558,662,582**

1518

NOTES TO FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with the provisions of the Italian Civil Code.
The accounting policies adopted in the preparation of the financial statements have been applied on a basis consistent with the prior year and are described below.
No special situations arose during the year that would require the use of the waivers allowed under Article 2423, Section 4, of the Italian Civil Code.
Following certain changes to the classification of some items of the financial statements, the financial statements at December 31, 2000 have been duly reclassified for purposes of a meaningful comparison.
As required by Legislative Decree No. 127/1991, consolidated financial statements have also been prepared and are presented together with the financial statements of Telecom Italia.
The disclosure relating to the introduction of the euro is presented in a specific paragraph "Other information" of these Notes and in the Report on operations.
The statement of cash flows, although presented in the Report on Operations, constitutes an integral part of these Notes to financial statements pursuant to Article 2423, Section 3 of the Italian Civil Code.
Unless otherwise specified, all figures are stated in thousands of euro.
As described in the comments under "Management's discussion and analysis of financial condition and results of operations", as a result of the sales and contributions made during 2001, the balance sheet does not include the assets and liabilities that were transferred, whereas the statement of income takes into account the results of the companies sold/contributed up to the date the transactions went into effect.

■ SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

■ Intangible assets

Intangible assets are recorded at acquisition or production cost and are amortized systematically over their estimated period of benefit.
Intangible assets are written down when there is a permanent impairment to below their net book value, in accordance with article 2426, Section 1, item 3 of the Italian Civil Code.
Detailed amortization policies are presented in the following paragraphs.
"Industrial patents and intellectual property rights" are amortized over their estimated period of benefit on a five-year basis (industrial patents) or on a three-year basis (software), starting from the year of their initial use.
The item *"Others"* consists primarily of:

- leasehold improvements: amortization is calculated on the basis of the remaining period of the lease contracts;
- rights of use of transmission systems (DDP) and indefeasible rights of use (IRU) that guarantee the extension of transmission capacity of the Company over a foreign territory: amortization is calculated over the period of the contracts entered with the foreign operators who own the installations to which the rights refer.

"Research, development and advertising costs" are charged to income in the year incurred.

■ Fixed assets

Fixed assets are recorded at acquisition or production cost and depreciated on the straight-line method at rates determined on the basis of their estimated remaining useful life. They include monetary adjustments made on the basis of the special laws regarding assets existing on or before December 31, 1981, the entries required under Law No. 823 of December 19, 1973, regarding the settlement of tax liabilities, as well as mandatory inflation adjustments of buildings as required by Law No. 413 of December 30, 1991.
Fixed assets are written down when there is a permanent impairment to below their net book value, in accordance with article 2426, Section 1, item 3 of the Italian Civil Code.
Construction in progress is stated at the amount of direct costs incurred (materials used for or intended for installations, third-party services, miscellaneous expenses, as well as company labor). The value of fixed assets does not include maintenance costs incurred for their upkeep to guarantee their expected useful life, their original capacity and productivity, and costs borne to repair malfunctions and failures; such expenses are charged to the statement of income in the year incurred.
Depreciation is calculated on the basis of the estimated useful lives of the installations.
Total accumulated depreciation for fixed assets was upwardly adjusted where called for by the previously mentioned special laws.

- Equity investments

Equity investments in subsidiaries, affiliated companies and other companies considered long-term in nature are recorded in long-term investments or, if acquired for subsequent sale, recorded in short-term financial assets.

Long-term equity investments in "*subsidiaries, affiliated companies* and *other companies*" are valued at acquisition or subscription cost - determined according to the continuous LIFO method - increased by the statutory inflation adjustments, as well as the voluntary one made to several investments during the preparation of the financial statements at December 31, 1981.

The carrying value of investments recorded in long-term investments is adjusted for any reasonable expectations of a decline in profitability or recoverability in future years.

In the case of a permanent impairment, the value of such investments is written down and the impairment in value in excess of the corresponding carrying value is recorded among "*reserves for risks and charges*".

Contracts for the loan of securities are represented in the financial statements as two functionally related transactions: a loan and a repurchase transaction on the securities with the obligation of the borrower to resell them at maturity. Accordingly, "Other receivables" and "Other liabilities" include, respectively, a receivable and a payable of the same amount at the fixed amount of the contract (market price of stock at the date of delivery of the securities).

Equity investments included under current assets, consisting mainly of shares of consolidated listed companies purchased for trading purposes, are stated at the lower of cost - determined according to the continuous LIFO method - and realizable value, based on the year-end prices on the Italian Online Stock Market.

The costs of investments in foreign companies have been translated at historical exchange rates prevailing at the time of acquisition or subscription.

Writedowns of investments, whether included in long-term investments or current assets, will be reversed in subsequent years if the underlying assumptions are no longer correct.

- Other securities (other than equity investments)

Securities that the company intends to hold to maturity are included among long-term investments; those bought for trading purposes are listed under short-term financial assets.

Securities held as long-term investments are valued at cost, adjusted by any permanent impairment in solvency of the issuers.

Securities included in current assets are valued at the lower of cost of acquisition and realizable value based on market prices.

Writedowns of securities will be reversed in subsequent years, if the underlying assumptions are no longer correct.

- Inventories

Inventories - consisting of goods intended for sale, as well as stock on hand of technical materials and replacement parts to be used in the business during the year and for maintenance - are valued at the lower of cost, calculated using the weighted-average method, and realizable value.

The carrying value of goods in stock is reduced, through appropriate writedowns, for obsolete materials.

Inventories include the amount of work on behalf of third parties in progress at the end of the year, valued according to the "costs" already incurred.

- Accounts receivable and liabilities

Accounts receivable are stated at estimated realizable value and classified under long-term investments or current assets. They include - as far as telecommunications services are concerned - the amount of services already rendered to customers and other carriers, already billed or still to be billed, as well as the invoices for the sale of telephone and online products.

Liabilities are shown at their nominal value.

Accounts receivable and liabilities in foreign currency are recorded at the year-end exchange rates; the positive and negative differences between the balance of accounts receivable and liabilities converted at year-end exchange rates and their balance at the original exchange rates are recorded in the statement of income, respectively, in "*financial income*" and "*financial expense*".



Securitization

During 2001, Telecom Italia began a program for the securitization of receivables generated by the services rendered to the residential, top and business customers of Telecom Italia Domestic Wireline (TIDW) business unit and the customers of Path.Net (a wholly-owned subsidiary of Telecom Italia, which provides telephone services to the Public Administration). Such program makes it possible to follow up the first issue of euro 700 million of notes in June 2001 by TI Securitisation Vehicle S.r.l., the vehicle company for the program which operates under Law No. 130/1999, with successive issues of notes all with the same rights and risk profile, up to the total maximum limit of euro 2 billion.

The transaction, regulated by the aforementioned law, presupposes, usually on a monthly basis, the stipulation of buy-sell contracts containing without recourse clauses between Telecom Italia and Path.Net (assignors) and TI Securitisation Vehicle S.r.l. (assignee), exclusively for outstanding trade accounts receivable. The flows of receipts from the trade accounts receivable covered by the contracts constitute the funds which the securitization vehicle uses to pay the interest and the principal to the noteholders. Within the framework of TI Securitization Vehicle's disbursement plans and the time frame for the collection of the receivables, the sums received are also used to purchase new receivables generated by the sales activities of the assignor companies.

The price for this transaction, equal to the nominal value of the receivables, net of a discount which takes into account the expenses that TI Securitization Vehicle S.r.l. must bear, will be paid to the assignor company partly as the advanced purchase price, at the time of sale, and partly as the deferred purchase price. The deferred portion, which constitutes the credit enhancement of the transaction, will be paid to the assignor company each time new receivables are sold, subject to the collection of the receivables, and is prudently calculated by the rating agencies on the basis of pre-established estimates of the collection times and the amounts of the credit notes that will eventually be issued. Such estimates and therefore also the deferred purchase price, will be adjusted monthly on the basis of the effective performance of the receivables (dynamic type of credit enhancement).

As regards the risk of uncollectibility, the assignor company is responsible for the solvency of the debtors on the receivables sold only up to the limit of the amount of the deferred purchase price.

The first issue of notes backed by the securitization of receivables (called *Series 2001-1*) for a total of euro 700 million, was divided into three classes having the following characteristics:

- *Class A1*: variable rate notes denominated in euro for euro 100 million with maturity at approximately 18 months (maturing January 25, 2003) with a margin of 19 basis points over the 3-month Euribor;
- *Class A2*: variable rate notes denominated in euro for euro 150 million with maturity at approximately 3 years (maturing July 25, 2004) with a margin of 27 basis points over the 3-month Euribor;
- *Class A3*: variable rate notes denominated in euro for euro 450 million with maturity at approximately 5 years (maturing July 25, 2006) with a margin of 34 basis points over the 3-month Euribor.

These notes have been rated by Fitch, Moody's and Standard & Poor's at AAA/Aaa/AAA. The high ratings reflect the quality and diversification of the receivable portfolio, the element of overcollateralization represented by the dynamic mechanism for managing the deferred purchase price, the legal structure of the transaction and other qualifying aspects of the program. The notes were subscribed to at face value and requests were received from Italy for about 20% of the total amount and the remaining 80% from abroad, particularly Spain, France, the United Kingdom and Germany.

The total amount of the trade accounts receivables sold under securitization transactions in 2001 was euro 5.9 billion and solely referred to receivables from residential customers generated by Telecom Italia. At December 31, 2001, the receivables sold and not yet collected amounted to euro 877 million (of which euro 684 million were not yet due).

As far as the accounting treatment of the securitization transaction is concerned, the total amount of receivables sold without recourse is reversed from the balance sheet with a contra-entry for the consideration received on the sale: the amount paid is represented by the non-repeatable amount received immediately (without recourse) whereas the deferred portion is recorded in *Other receivables (financial)* in current assets. The difference between the accounting value of the receivables sold and the consideration on the sale (*securitization expenses*) is charged on the accrual basis to *Miscellaneous operating costs* in the statement of income. The costs and expenses relating to the start-up and completion and implementation of the securitization program (arrangement, underwriting, legal, rating, audit, etc.) are charged directly to the statement of income in *Costs for Services*.

The securitization transaction led to an improvement in net debt at December 31, 2001 of euro 848 million.

Lastly, under the securitization program, TI Securitisation Vehicle can invest the temporary excess liquidity in Telecom Italia. At December 31, 2001, the balance of such investments totaled euro 168 million against which financial payables to TI Securitisation Vehicle have been recorded for the same amount in the balance sheet of Telecom Italia.



■ Accruals and deferrals

These items are recorded on the accrual basis. "*Issue discounts and similar charges*" consist of costs in connection with long-term loans, which are charged to the statement of income over the duration of the loan in proportion to the accrued interest.

■ Reserves for risks and charges

"*For taxes*": this reserve includes prudent provisions for estimated tax charges (including any surtaxes and late payment interest) on positions not yet agreed or in dispute.

"*For deferred taxes*": this reserve includes deferred tax liabilities - net of deferred tax assets, whenever the assumptions for doing so exist - calculated on the timing differences between the value attributed to assets and liabilities for statutory purposes and the value attributed to the same assets and liabilities for tax purposes.

Whenever the amount of deferred tax assets is higher than deferred tax liabilities, the balance is recorded among "*other receivables*" in current assets.

"*Other reserves*" relate primarily to provisions to cover charges of certain or likely existence whose amount or date of occurrence could, however, not be determined at the end of the year. The provisions reflect the best possible estimate, based on the commitments made and on the available data.

■ Reserve for employee termination indemnities

The amount of this reserve is determined in accordance with current laws (in particular Law No. 297 of May 29, 1982, which provides for fixed and variable cost-of-living adjustments) and collective bargaining agreements. The reserve is adjusted to the liability matured at the end of the year for personnel in force at that date and is net of advances paid.

■ Employee benefit obligations under Law No. 58/1992

With regard to Telecom Italia's obligation required by Law No. 58/1992 to guarantee a uniform insurance status under the Telephone Workers' Social Security Fund – FPT (part of the general "Employees Pension Fund" beginning January 1, 2000) to all employees in service in the Group's telephone companies (Stet, Sip, Italcable and Telespazio) as of February 20, 1992, as well as those who moved from the Public Administration to Iritel, Article 66, Section 1 of Law 331/1993 and converted into Law No. 427/1993 specifies that the sums due to the Fund should be recorded in the financial statements and are tax deductible in the years in which the fifteen equal annual deferred installments are paid to discharge this obligation.

At the present time, the amount of the liability, which will be determined by the National Social Security Institute (Istituto Nazionale della Previdenza Sociale - INPS), can be estimated only roughly, due to problems relating to the interpretation and application of the social security legislation and to the lack of certain data which only the social security institutions currently possess. Nevertheless, these financial statements include euro 651 million of residual payables to INPS, (net of the amount attributed to Group companies for the employees transferred to those companies), relating to the estimate made for the employees of the former State Company for Telephone Services (ASST) by the special Ministerial Commission established under Law No. 58/1992 upon the transfer of the assets of the Post and Telecommunications Administration to Iritel, and recorded by the latter company in its financial statements at December 31, 1993. As a result, these charges will have no impact on the results of future years, since they were already included in the aforementioned calculation.

A dispute concerning the application and interpretation of this law is pending with INPS regarding, firstly, the effective date for the computation of the accrued interest due under Law No. 58/1992, in view of the fact that the liability is paid in installments. Telecom Italia maintains that interest should accrue from the time INPS notifies it of the actual amount of the liability, while INPS claims that the computation should be made as from February 20, 1992 or from the date of the transfer to Iritel, thus giving rise to pre-amortization interest. The second issue is the exclusion from the estimates under Law No. 58/1992 of all employees (except for employees of the former Iritel) who had filed an application to join pursuant to Law No. 29/1979 before February 20, 1992, unless that application had not been processed by INPS. The position of the Company is that the criteria set forth in Law No. 29/1979 – and, therefore, payment of the respective obligations – apply to these employees.

At the present time, the parties have agreed that the differences in interpretation shall be settled through test appeals, with recourse to the Court of Appeals being waived for a final determination of the correct interpretation of the law in question.

While the proceedings are pending, Telecom Italia has agreed to pay under protest the amounts requested by INPS based on the criteria determined by the latter, subject to subsequent equalization adjustments, if the Courts ultimately accept the Company's interpretation. Based on the above, a reasonable estimate of the principal amount of the liability attributable to Telecom Italia (excluding, as mentioned earlier, the part relating to the former Iritel employees) could vary between euro 960 million and euro 1,284 million (euro 334 million of which has already been paid), depending on conflicting interpretations and taking into account all personnel involved. However, these estimates are merely indicative, lacking complete data from INPS. As of December 31, 2001, INPS had submitted formal requests for about 97% of the employees whose change in insurance status will result in a charge for Telecom Italia.

In either case, the impact of the charge should definitely be compatible with the income of future years, since, as allowed under Article 5, Section 3 of Law No. 58/1992, the payments requested by INPS will be made in fifteen equal annual deferred installments (including annual interest of 5%), starting when INPS formally submits its requests.
The remaining liability for obligations under Law No. 58/1992, to be paid in fifteen annual installments on the basis of the formal requests made by INPS on December 31, 2001 and the interpretation of said requests, amounts to euro 1,347 million, divided as follows:
- euro 910 million for the principal amount (except for the portion attributable to former Iritel employees);
- euro 437 million in accrued interest.

The amount referring to 2001 and charged to the statement of income in "extraordinary expense" amounts to euro 155 million, including only accrued interest.
Pre-amortization interest (including that relating to the employees of the former Iritel), subsequent to the agreement between INPS and Telecom Italia, was paid by the latter - with reservation - in fifteen equal annual deferred installments, including interest at an annual rate of 5%, up to the end of 1999, for a total amount of euro 112 million. In compliance with the sentence handed down by the Court of Appeals, No. 4242 of April 5, 2000, which upheld Telecom Italia's position, payment of the above-described interest and accrued interest related thereto was suspended as from June 2000 (for a residual amount of euro 407 million).

During 2001, Telecom Italia paid INPS the above-mentioned charges also on behalf of other Group companies - mainly TIM and TI Lab - for those employees transferred and covered by the obligation of a uniform insurance status under Law No. 58/1992, recovering the amounts paid from these same companies. The recovery is recorded in the statement of income under "extraordinary income" and amounts to euro 2 million.

■ Grants

Operating grants (directly credited to the statement of income) and capital grants or grants for installations are recorded in the accounting period in which the paperwork documenting the grants is received, or in the period in which the respective costs are incurred, provided that the certainty of payment is confirmed by established procedures.
The treatment of capital grants and grants for installations in the balance sheet is as follows:

a) grants received through December 31, 1992, are included under "*reserves for risks and charges*". The portions equivalent to the depreciation taken on assets financed with the grants in question (the so-called "available" portion) are transferred to a special equity reserve in order to obtain the benefits allowed under the tax law;
b) for grants received from January 1, 1993 to December 31, 1997, 50% of the amount received is recorded in a special reserve of shareholders' equity in order to take advantage of the benefits available under the tax laws, and the remaining 50% is recorded under "*deferred income*". These amounts are gradually credited to income in accordance with the pertinent laws;
c) for grants received from January 1, 1998, the amount is recorded under "*deferred income*" and progressively credited to the statement of income in relation to the depreciation taken on the assets to which the grants refer.

■ Revenues and expenses

Revenues and expenses are recorded on an accrual basis. Revenues relating to telecommunications services are shown gross of the amounts due to other carriers which are recorded, for the same amount, in production cost.
Fees for new access lines and line transfers are recorded as income when the service is provided.
Dividends from subsidiaries are recorded on the maturity principle, that is, in the year when the income from which they are paid is earned by the subsidiaries, providing there is a substantial certainty that they will be paid, and, in any event, when the shareholders' resolution declaring the dividend is passed or when the appropriation of net income is set forth in the preliminary financial statements prepared by the management of the subsidiaries prior to the Board Meeting of the parent company that resolves upon the financial statements. Dividends from affiliated companies and other companies, on the other hand, are recognized in the statement of income according to accrual principle, that is, in the year in which the respective right to the receivable arises, following the declaration of dividends approved by the shareholders' resolution of those companies. The tax credits are recorded in the same manner as the dividends to which they refer.

■ Leased assets

Capital goods acquired under leasing agreements are recorded in the financial statements by a method consistent with current legislation, which requires that leasing payments be recorded as operating costs.

■ Memorandum accounts

"*Guarantees provided*" are shown for the amount of the remaining liability or other obligation guaranteed; those provided in foreign currencies are translated at year-end exchange rates.

"*Purchases and sales commitments*" are determined on the basis of the unperformed portion of contracts outstanding at the end of the fiscal year which do not fall under the normal "operating cycle".

- Financial derivatives

Financial derivative contracts are used by the Company/Group to hedge exposure to interest rate and exchange rate risks. They are valued consistently with the underlying asset and liability positions and any net expenses connected with each single transaction is recognized in the statement of income.

For financial instruments used to hedge interest rate risks, the interest differentials are recorded in the statement of income in "financial income and expense" based on the accrual principle.

For financial instruments used to hedge exchange rate risks, the cost (or "financial component" calculated as the difference between the rate at the date of stipulating the contract and the forward rate) is recorded in the statement of income in "financial income and expense" based on the accrual principle.

- Income taxes

Current income taxes are computed on the basis of a realistic estimate of the income tax charge according to the tax laws of the country; the related income tax payable is shown net of payments on account, withholding taxes and tax credits in "income taxes payable". Any net receivable position is shown in "other receivables".



BALANCE SHEETS ASSETS

INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS

INTANGIBLE ASSETS

euro 1,317,922 thousand

(euro 1,188,704 thousand at December 31, 2000)

A summary of the changes during the year is presented as follows:

(in thousands of euro)	**2001**
- additions	726,701
- disposals	(49,799)
- sales and contributions of business segments	(10,510)
- use of allowances for writedowns	49,587
- amortization	(617,565)
- reclassifications	30,804
Total	**129,218**

An analysis of the composition and the changes in intangible assets during the year is presented as follows:

12/31/2000

(in thousands of euro)	Cost	Writedowns	Amortization	Total
Start-up and expansion costs	2,635	-	(2,635)	-
Industrial patents and intellectual property rights	2,246,544	(32,548)	(1,789,883)	424,113
Concessions, licenses, trademarks and similar rights	118,063	-	(71,536)	46,527
Work in progress and advances to suppliers	657,489	(17,039)	-	640,450
Other (*)	383,585	-	(305,971)	77,614
Total	**3,408,316**	**(49,587)**	**(2,170,025)**	**1,188,704**
(*) Including:				
Leasehold improvements	*327,917*	*-*	*(252,125)*	*75,792*
Great Jubilee 2000	*55,261*	*-*	*(53,439)*	*1,822*

CHANGES DURING THE YEAR

(in thousands of euro)	Additions	Reclassifications	Sales/ Retirements/ Transfers (a)	Writedowns/ Reinstatements	Amortization	Total
Industrial patents and intellectual property rights	-	830,788	(10,638)	-	(578,542)	241,608
Concessions, licenses, trademarks and similar rights	-	(46,404)	-	-	(37)	(46,441)
Work in progress and advances to suppliers	726,701	(887,190)	-	-	-	(160,489)
Other intangibles (*)	-	133,610	(84)	-	(38,986)	94,540
Total	**726,701**	**30,804**	**(10,722)**	**-**	**(617,565)**	**129,218**
(*) Including:						
Leasehold improvements	*-*	*46,779*	*-*	*-*	*(22,510)*	*24,269*
Great Jubilee 2000	*-*	*-*	*-*	*-*	*(1,822)*	*(1,822)*
Rights of use of transmission systems and indefeasible rights of use	*-*	*86,831*	*(84)*	*-*	*(14,654)*	*72,093*

(a) Broken down as follows:	*Cost*	*Writedowns*	*Amortization*	*Carrying value*
Industrial patents and intellectual property rights	*(226,994)*	*32,548*	*183,808*	*(10,638)*
- of which contributions of business segments	*(19,257)*	*-*	*8,747*	*(10,510)*
Concessions, licenses, trademarks and similar rights	*-*	*-*	*-*	*-*
Work in progress and advance to suppliers	*(17,039)*	*17,039*	*-*	*-*
Other intangibles	*(58,397)*	*-*	*58,313*	*(84)*
- Great Jubilee 2000	*(55,261)*	*-*	*55,261*	*-*
- Rights of use of transmission systems and indefeasible rights of use	*(3,136)*	*-*	*3,052*	*(84)*
Total	***(302,430)***	***49,587***	***242,121***	***(10,722)***

12/31/2001

(in thousands of euro)	**Cost**	**Writedowns**	**Amortization**	**Total**
Start-up and expansion costs	2,635	-	(2,635)	-
Industrial patents and intellectual property rights	2,850,338	-	(2,184,617)	665,721
Concessions, licenses, trademarks and similar rights	251	-	(165)	86
Work in progress and advances to suppliers	479,961	-	-	479,961
Other intangibles (*)	543,947	-	(371,793)	172,154
Total	**3,877,132**	**-**	**(2,559,210)**	**1,317,922**
(*) Including:				
Leasehold improvements	*374,696*	*-*	*(274,635)*	*100,061*
Rights of use of transmission systems and indefeasible rights of use	*168,844*	*-*	*(96,751)*	*72,093*

In particular:

- Industrial patents and intellectual property rights"

  Consist almost entirely of applications software. Eliminations refer to software projects that were abandoned during the year or sold to Telesoft, Printel and Ti Lab following the sale and contribution of business segments by Telecom Italia during the first quarter of 2001;

- Work in progress and advances to suppliers

  Mainly refer to software projects for network and operating program applications. Beginning in 2001, all acquisitions of intangibles are managed through specific work orders and recorded in this caption. Reclassifications refer to intangible assets that went into operation during the year. *In particular, the acquisitions of intangibles from subsidiaries, affiliated companies and parent companies amounted to euro 479,610 thousand and principally refer to software projects from Telesoft (euro 347,150 thousand), Finsiel (euro 40,833 thousand) and Siemens Informatica (euro 24,904 thousand);*

- Other intangibles

  "Other intangibles" refer to:

  leasehold improvements consisting of costs incurred to adapt leased properties to the Company's operating needs;

  Rights of use of transmission systems (DDP) and indefeasible rights of use (IRU) that guarantee the extension of the Company's transmission capacity over a foreign territory. Such rights were reclassified from "Plant and machinery" in fixed assets.

FIXED ASSETS

euro 14,109,590 thousand

(euro 15,135,036 thousand at December 31, 2000)

A summary of the changes during the year is presented as follows:

(in thousands of euro)	**2001**
- additions	1,738,821
- disposals	(283,008)
- contributions of business segments	(658)
- utilization of the allowance for writedowns	253,877
- depreciation	(2,703,674)
- reclassifications	(30,804)
Total	**(1,025,446)**



An analysis of the composition and the changes in fixed assets during the year is presented as follows:

12/31/2000

(in thousands of euro)	Cost	Upward adjustments	Writedowns	Accumulated depreciation	Total
Land and buildings	2,204,105	479,329	(2,034)	(1,126,915)	1,554,485
- nonindustrial buildings	32,610	1,447	-	(2,457)	31,600
- industrial buildings	2,171,495	477,882	(2,034)	(1,124,458)	1,522,885
Plant and machinery	46,131,761	807,246	(964,864)	(32,999,494)	12,974,649
Manufacturing and distribution equipment	907,020	2,736	-	(869,589)	40,167
Other fixed assets	642,953	4,324	-	(563,492)	83,785
Construction in progress and advances to suppliers	481,950	-	-	-	481,950
Total	**50,367,789**	**1,293,635**	**(966,898)**	**(35,559,490)**	**15,135,036**

CHANGES DURING THE YEAR

(in thousands of euro)	Additions	Reclassifications	Sales / Retirements/ Transfers (a)	Writedowns / Reinstatements of value	Depreciation	Total
Land and buildings		36,876	(4,002)	-	(89,888)	(57,014)
- nonindustrial buildings	-	3,566	(1,457)	-	(425)	1,684
- industrial buildings	-	33,310	(2,545)	-	(89,463)	(58,698)
Plant and machinery	-	1,397,511	(23,548)	-	(2,548,024)	(1,174,061)
Manufacturing and distribution equipment	-	6,716	(124)	-	(18,806)	(12,214)
Other fixed assets	-	68,121	(2,115)	-	(46,956)	19,050
Construction in progress and advances to suppliers	1,738,821	(1,540,028)	-	-	-	198,793
Total	**1,738,821**	**(30,804)**	**(29,789)**	**-**	**(2,703,674)**	**(1,025,446)**

(a) Broken down as follows:	*Cost*	*Upward adjustments*	*Writedowns*	*Accumulated depreciation*	*Net value*
Land and buildings	*(5,392)*	*(2,249)*	*-*	*3,461*	*(4,002)*
- nonindustrial buildings	*(1,805)*	*(157)*	*-*	*505*	*(1,457)*
- industrial buildings	*(3,587)*	*(2,092)*	*178*	*2,956*	*(2,545)*
Plant and machinery	*(1,165,904)*	*(22,192)*	*253,699*	*910,849*	*(23,548)*
Manufacturing and distribution equipment	*(54,654)*	*(2,736)*	*-*	*57,266*	*(124)*
- of which sales and contributions of business segments	*(336)*	*-*	*-*	*292*	*(44)*
Other fixed assets	*(68,132)*	*(12)*	*-*	*66,029*	*(2,115)*
- of which sales and contributions of business segments	*(38,053)*	*-*	*-*	*37,439*	*(614)*
Construction in progress and advances to suppliers	*-*	*-*	*-*	*-*	*-*
Total	***(1,294,082)***	***(27,189)***	***253,877***	***1,037,605***	***(29,789)***

12/31/2001

(in thousands of euro)	Cost	Upward adjustments	Writedowns	Accumulated Depreciation	Total
Land and buildings	2,247,131	465,538	(1,856)	(1,213,342)	1,497,471
- nonindustrial buildings	34,371	1,290	-	(2,377)	33,284
- industrial buildings	2,212,760	464,248	(1,856)	(1,210,965)	1,464,187
Plant and machinery	46,349,627	785,054	(711,165)	(34,622,928)	11,800,588
Manufacturing and distribution equipment	859,082	-	-	(831,129)	27,953
Other fixed assets	642,942	4,312	-	(544,419)	102,835
Construction in progress and advances to suppliers	680,743	-	-	-	680,743
Total	**50,779,525**	**1,254,904**	**(713,021)**	**(37,211,818)**	**14,109,590**



Beginning 2001, all acquisitions of fixed assets are managed using specific work orders, recorded in "construction in progress and advances to suppliers". The reclassifications refer to fixed assets that went into use during the year. *In 2001, the acquisitions of fixed assets from subsidiaries, affiliated companies and parent companies amounted to euro 558,568 thousand and refer almost entirely to the acquisition of telephone exchanges from Italtel (euro 551,144 thousand).*

Accumulated depreciation at December 31, 2001, as a whole, is considered sufficient in relation to the remaining period of utilization of the assets, determined on the basis of the estimated useful lives of the installations making up the domestic telecommunications network. Depreciation is calculated by the rates used in the previous year. Accumulated depreciation covered 72.5% of fixed assets, net of writedowns at December 31, 2001, compared to 70.1% at December 31, 2000.
Rights of use of transmission systems (DDP) and indefeasible rights of use (IRU) were reclassified to "other intangibles".

At December 31, 2001, the upward adjustments made to fixed assets in 1952, 1975, 1983 and 1991 as well as those made under Law No. 823/1973 have been depreciated by an average of 77.1%.

The Company uses fixed assets purchased through lease contracts with its subsidiary Teleleasing, which are essentially stipulated under market conditions, as disclosed in the memorandum accounts and related notes. Had these contracts been accounted for using the financial method, entries would have been made in the statement of income for the interest on the financed principal and the depreciation charge attributable to the leased assets and assets would have been recorded in fixed assets and the residual debt under liabilities. The use of this method, however, would have had no material economic effect on the financial statements. The amount of financial expense included in the lease payments recorded in the 2001 statement of income is separately indicated in the note on the "use of property not owned".

■ LONG-TERM INVESTMENTS

euro 18,370,044 thousand

(euro 20,758,240 thousand at December 31, 2000)

Long-term investments decreased by euro 2,388,196 thousand compared to December 31, 2000. They include the following:

(in thousands of euro)	12/31/2001	12/31/2000
Equity investments in:		
- subsidiaries	17,659,160	18,216,954
- affiliated companies	386,923	574,830
- other companies	24,327	91,780
	18,070,410	18,883,564
Advances on future capital contributionsi	78,896	963,135
Accounts receivable:		
- subsidiaries	60,000	50,000
- other receivables	160,738	200,181
	220,738	250,181
Treasury stock		661,360
Total	**18,370,044**	**20,758,240**

■ Equity investments

euro 18,070,410 thousand

Annexes 1 and 2 present the changes in each investment during the year, together with the corresponding amount at the beginning and end of 2001, as well as, according to Article 2427, Section 5, of the Italian Civil Code, a list of all the Company's equity investments in subsidiaries and affiliated companies. Overall, investments in subsidiaries, affiliates and other companies decreased by euro 813,154 thousand compared to December 31, 2000, as shown below:

1528

INCREASES:		(in thousands of euro)
• Subscription to capital increases, recapitalizations and loss coverage of: TI Lab (40,338), Finsiel (2,181), Mediterranean Nautilus (1,115), Tecno Servizi Mobili (103), Seat Pagine Gialle (3), Telecom Italia Capital (1,035), TE.SS (1,550), TI Spain (703), TI Austria (1,150), TI Belgium (1,500), TI France (10,300), TI Germany (9,300), TI Netherlands (3,500), TI Switzerland (2,618), TI United Kingdom (3,702), Telecontactcenter (110), Eutelsat (38,970), Telemaco Immobiliare (75,798), Nordcom (26,983), Istituto della Enciclopedia Italiana fondata da Giovanni Treccani (710), Netesi (10,625), Stream (173,052), elespazio (70,000), TMI - Telemedia International Italia (129,522), Mirror International (30), Mirror International Holding (150,404).		755,302
• Share capital increases following the contribution of the "Venture Capital" business segment to TI Lab.		44,741
• Permanent transfer to share capital of advances on future capital contributions relating to Stet International Netherlands (2,017,341) and TI Austria (35).		2,017,376
• Subscription to Mediterranean Nautilus shares through contribution of Elettra to the same company.		13,202
• Subscription of TI Web shares through contribution of Telsi to the same company.		550,589
• Formation of TI Media through the total nonproportional spin-off of Huit.		51,005
• Subscription of Mirror International shares through contribution of investments in Inmarsat, Intelsat and New Skies Satellites to the same company.		184,100
• Subscription of Mirror International Holding shares through contribution of Mirror International to the same company.		184,100
Total increases	**(A)**	**3,800,415**

DECREASES:		
• Sale/reduction of shares/quotas in: Tecno Servizi Mobili (50), Geis (946), IM.SER (75,058), Società Trasporto Telematico (2,272), Accel (99), Centro Multimediale di Terni (142), Dmail (1,309), Iri Management (6), Intelsat (8,330), Consorzio CAISI (2), Eutelsat (255,146), Mirror International Holding (234,153).		577,513
• Writedown for losses of value charged to the statement of income on the following investments: Telecom Italia Capital (1,069), Stream (241,352), TMI - Telemedia International Italia (155,166), TI Web (542,257), Trainet (668), TI Lab (49,609), Telespazio (90,782), Stet International Netherlands (1,984,511), Softe (43,938), Latin American Nautilus (28,566), IT Telecom (1,085), Edotel (116), TESS (708), TI of North America (110) and Netesi (7,764).		3,147,701
• Writedown for losses of value covered by the reserve for risks and charges on investments on the following investments: Centro Multimediale di Terni (116), Czechtel (17), Stoa' (89), Trainet (6), Consorzio Formazione Internazionale (21), Rete Telematica Piemontese (247).		496
• Investments contributed with the "Venture Capital" business segment to TI Lab: Cygent Inc (11,851), Fintech (12,911), Siosistemi (3,305), Consorzio Dreamfactory (89), Accel (1,480), Dmail.it (3,066), ITXC (2,067), Gemini Israel III LP (610), IFM Infomaster (683), Jerusalem Global Venture (773), Media Technology Venture (3,780), The Fantastic Corporation (320), Vertical Networks (2,562).		43,497
• Contribution of the investment in Elettra to Mediterranean Nautilus.		13,202
• Contribution of the investment in Telsi to TI Web.		550,589
• Total nonproportional spin-off of Huit to TI Media		51,005
• Contribution of the following investments to Mirror International: Inmarsat (9,844), Intelsat (15,135) and New Skies Satellites (20,457)		45,436
Contribution of the investment in Mirror International to Mirror International Holding		184,130
Total decreases	**(B)**	**4,613,569**
Net change for the year	**(A-B)**	**(813,154)**

In particular:

- on March 1, 2001, Telecom Italia contributed the "Venture Capital and Innovation" business segment to CSELT, which then changed its name to Telecom Italia Lab, through the subscription of No. 1,352,000 shares of the same for an equivalent amount of euro 44,741 thousand. In April and November, Telecom Italia subscribed to Telecom Italia Lab's capital increases of, respectively No. 9,015,000 shares and No. 14,515,000 shares for a total of euro 40,338 thousand;
- on March 31, Telecom Italia subscribed to the Mediterranean Nautilus share capital increase for No. 20,405,000 new shares by contributing its investment in Elettra;

- on May 7, IM.SER sold to its shareholders, including Telecom Italia, the entire investment in the company Telemaco Immobiliare that was set up by the contribution of IM.SER's "Trading Portfolio" business segment, such as to arrive at IM.SER's original shareholder base (40% Telecom Italia). The value of the purchase of the Telemaco Immobiliare shares was equal to euro 75,767 thousand. Moreover, Telecom Italia received euro 75,734 thousand from the distribution of the additional paid-in-capital by IM.SER, realizing a gain of euro 676 thousand;
- on August 20, the pledge on No. 339,291,608 ordinary Seat Pagine Gialle shares to Chase Manhattan, set up in 2000, as part of the merger of Seat Pagine Gialle and Tin. it was cancelled.
- on September 28, Telecom Italia subscribed to No. 85,674,900 TI Web shares by contributing the company Telsi Ltd.;
- on December 6 and 7, respectively, the companies Mirror International Holding and Mirror International were set up for a total investment of euro 55 thousand. On December 19, Telecom Italia contributed the investments in Intelsat, Inmarsat and New Skies Satellites to Mirror International for a total of euro 184,100 thousand, realizing a gain of euro 138,664 thousand. At the same time, Telecom Italia subscribed to two capital increases by Mirror International Holding: the first (No. 700 class A shares and No. 300 class B shares), through the contribution of the investment in Mirror International worth euro 184,130 thousand, with a loss of euro 30 thousand; the second (No. 5,600 class A shares and No. 2,400 class B shares) for euro 150.379 thousand. Also on December 19, Telecom Italia sold the entire investment in Eutelsat to Mirror International Holding for euro 365,900 thousand, realizing a gain of euro 110,754 thousand. Lastly, Telecom Italia sold the 70% stake in Mirror International Holding to Lehman Brothers for euro 234,153 thousand, bringing the percentage ownership in Mirror International Holding to 30%;
- on December 13, Telecom Italia formed the company TI Media through the total nonproportional spin-off of Huit S.A.;
- consistent with the strategic guidelines of the new Industrial Plan, extraordinary writedowns were made to the investment in Stet International Netherlands (euro 1,984,511 thousand) and in TI Web (euro 542,257 thousand) as a result of the permanent impairment in value of their relative holdings, mainly 9Telecom Group and Telekom Austria for Stet International Netherlands and GLB Serviços Interativos S.A. for TI Web;
- during the year, No. 246,989,234 Seat Pagine Gialle shares loaned in 2000 were returned by JPMorgan and Morgan Stanley. At December 31, 2001, Seat Pagine Gialle shares still on loan totaled No. 78,000,000;
- some investments in subsidiaries and affiliated companies are recorded at an amount in excess of the corresponding share of the underlying shareholders' equity, net of dividends and after consolidation adjustments (see Annex 2). These investments are maintained at their carrying values since they are expected to show future earnings and their assets are worth more than their respective book values.

  In particular, in the case of the investment in Seat Pagine Gialle S.p.A., on the basis of the plans and programs drawn up by the subsidiary and designed to regain economic and financial equilibrium and profits, it is deemed that there are no elements that suggest a permanent impairment in value. The performance of Seat Pagine Gialle's stock was also considered: the market price fell to below the average carrying value (euro 1.11) and by carefully evaluating such trend it was decided that it did not reflect a permanent impairment in value. In fact, the Company maintains that the stock market price of Seat Pagine Gialle's stock is not particularly significant as regards the volumes traded, which are a very modest percentage of shares outstanding, and in relation to the particular moment in time that the world stock markets have experienced, and are still experiencing.

A comparison between the market price of the listed shares at December 31, 2001 and their carrying value shows an unrealized gain of euro 24,178 million. Further details are given in Annex 3.

■ Advances on future capital contributions **euro 78,896 thousand**

These show a decrease of euro 884,239 thousand compared to December 31, 2000, principally due to the reclassification of euro 2,017,341 thousand to "equity investments in subsidiaries" in respect of the payments made to Stet International Netherlands in prior years and during 2001, in which a non interest-bearing loan was made for euro 1,133,234 thousand for the acquisition of foreign investment holdings. After this reclassification, the amount of advances on future capital contributions at December 31, 2001 to Stet International Netherlands are equal to euro 78,896 thousand. Also during the year, the advances made to Ti Austria Gmbh (euro 35 thousand) were used to increase the capital of the company and those to Tecno Idro meteo (euro 97 thousand) were used to cancel the company from Companies Register.

■ Accounts receivable **euro 220,738 thousand**

Accounts receivable decreased by euro 29,443 thousand compared to December 31, 2000, and are analyzed as follows:

(in thousands of euro)	12/31/2000	Changes during the year				12/31/2001
		Disburse-ments	Reimburse-ments	Riclass. / Other	Total	
Subsidiaries	50,000	60,000	(50,000)	-	10,000	60,000
Others	200,181	31,012	(66,001)	(4,454)	(39,443)	160,738
Total	**250,181**	**91,012**	**(116,001)**	**(4,454)**	**(29,43)**	**220,738**

Subsidiaries **euro 60,000 thousand**

The increase is due to the reimbursement of the loans made to Telespazio, for euro 50,000 thousand, and the loan of *euro 60,000 thousand made to Stet Hellas for the acquisition of UMTS licenses.*

Other receivables **euro 160,738 thousand**

These mainly refer to:

- receivables from employees (euro 49,385 thousand), for the remaining amount of loans receivable;
- the prepayment of the tax on the reserve for employee termination indemnities (euro 90,518 thousand) required under Law No. 662 of December 23, 1996 and subsequent amendments, revalued as required by law;
- the loan made to Ros Telecom (euro 11,617 thousand) to complete the special ITUR project for the optic submarine cable linking Italy, Turkey, Ukraine and Russia.

■ Treasury stock

The extraordinary Shareholders' Meeting on May 3, 2001 voted to cancel all the savings shares of treasury stock (No. 112,998,070), for a total value of euro 710,865 thousand, following the bonus increase of share capital due to the re-denomination of share capital in euro.

The transaction is described in the note on share capital.

As required by Article 2358 of the Italian Civil Code, we report that the amount of the available reserves recorded in the financial statements at December 31, 2001 is sufficient to cover the outstanding balance of the loans made to employees of Telecom Italia and Telecom Italia Group companies for the purchase of ordinary Telecom Italia shares in connection with the Initial Public Offering under Decree of August 8, 1997 by the President of the Council of Ministers.

Furthermore, the Shareholders' Meeting on November 7, 2001, in authorizing the Board of Directors of the company to buy-back ordinary and/or savings shares for a maximum amount of euro 1,500,000,000, within the limits established by law, also authorized the directors to dispose of, for an unspecified period of time, the shares purchased for any stock option plans.

As required under Article 2427, Section 6 of the Italian Civil Code, Annex 4 sets forth a breakdown of loans under long-term investments by maturity within and beyond five years.

* * * * *



As required by Article 10 of Law No. 72/1983 the table below sets forth a breakdown of upward adjustments by type of asset held by the Company at December 31, 2001.

Description	Fixed assets						Investments	
(in thousands of euro)	Land and buildings	Plant and machinery	Manufacturing and distribution equipment	Other assets	Construction in progress and advances to suppliers	Total	Subsidiaries	Affiliates
Historical cost of additions to 12/31/2001:								
- Upward adjustments under special lawsi	815,314	2,037,146	-	7,903	-	2,860,362	770,153	2,417
- Not adjusted	1,431,817	44,312,481	859,082	635,039	680,743	47,919,163	19,545,946	602,925
Total	**2,247,131**	**46,349,627**	**859,082**	**642,942**	**680,743**	**50,779,525**	**20,316,099**	**605,342**
Upward adjustments:								
- under Law No. 74 of 2.11.1952	347	-	-	-	-	347	374	-
- under Law No. 823 of 12.19.1973	1,171	-	-	-	-	1,171	546	-
- under -Law No. 576 of 12.2.1975	24,741	33,865	-	476	-	59,082	13,524	-
- under Law No. 72 f 3.19.1983	182,977	751,189	-	3,836	-	938,002	93,003	1,424
- under Law No. .413 of 12.30.1991	256,302	-	-	-	-	256,302	-	-
- voluntary adjustment made in 1981	-	-	-	-	-	-	42,998	-
Total	**465,538**	**785,054**	**-**	**4,312**	**-**	**1,254,904**	**150,445**	**1,424**
Grand total	**2,712,669**	**47,134,681**	**859,082**	**647,254**	**680,743**	**52,034,429**	**20,466,544**	**606,766**

1532

CURRENT ASSETS

■ INVENTORIES **euro 76,894 thousand**

(euro 77,153 thousand at December 31, 2000)

Inventories, which increased by euro 259 thousand compared to December 31, 2000, consist of "contract work in process" (euro 16,593 thousand) and "merchandise" (euro 60,301 thousand).

■ ACCOUNTS RECEIVABLE **euro 9,220,393 thousand**

(euro 9,119,142 thousand at December 31, 2000)

Accounts receivable increased by euro 101,251 thousand compared to December 31, 2000. A breakdown and the changes that occurred during the year are given in the table below:

		Changes during the year			
(in thousands of euro)	12/31/2000	Utilizations	Provisions	Change	12/31/2001
Trade accounts receivable	4,633,346			(85,192)	4,548,154
- allowance for doubtful accounts	(337,763)	159,405	(128,142)	31,263	(306,500)
Total trade accounts receivable	4,295,583			(53,929)	4,241,654
Accounts receivable from subsidiaries	2,703,482			(489,462)	2,214,020
- allowance for doubtful accounts of subsidiaries	-	-	(17,100)	(17,100)	(17,100)
Total accounts receivable from subsidiaries	2,703,482			(506,562)	2,196,920
- of which financial receivables	*1,062,416*			*(565,427)*	*496,989*
Accounts receivable from affiliated companies	241,609			83,261	324,870
- allowance for doubtful accounts of affiliated companies	-	-	(13,300)	(13,300)	(13,300)
Accounts receivable from affiliated companies	241,609			69,961	311,570
- of which financial receivables	*62,528*			*59,962*	*122,490*
Accounts receivable from parent companies	1,208			(118)	1,090
Other receivables	1,877,260			591,899	2,469,159
- Government and other public entities for grants and subsidies	1,265			-	1,265
- deferred tax assets	485,206			23,888	509,094
- other receivables	1,390,789			568,011	1,958,800
Total	**9,119,142**			**101,251**	**9,220,393**

■ Trade accounts receivable **euro 4,241,654 thousand**

Trade accounts receivable are shown net of the relative allowance accounts (euro 306,500 thousand, of which euro 128,142 thousand provided in the period) and decreased by euro 53,929 thousand compared to December 31, 2000. They include euro 1,204,080 thousand of receivables from other telecommunications carriers, of which euro 943,769 thousand are from wireline and mobile carriers and euro 260,311 thousand from foreign correspondents. Furthermore, the securitization of receivables, described in the accounting principles, led to a reduction in trade accounts receivable at December 31, 2001 of euro 877,448 thousand, of which euro 684,399 thousand were not yet due.

■ Accounts receivable from subsidiaries **euro 2,196,920 thousand**

Accounts receivable from subsidiaries decreased by euro 506,562 thousand, compared to December 31, 2000, and include trade, financial and other receivables.

The financial receivables, equal to euro 496,989 thousand, reflect current account transactions carried out at market rates for cash management purposes and short-term loans granted to *Finsiel (euro 104,664 thousand), Tilab (euro 102,693 thousand), Saritel (euro 67,416 thousand) and Telespazio (euro 61,563 thousand)*. Trade receivables (euro 671,132 thousand) related to TLC services rendered mainly to *TIM (euro 213,106 thousand), Telespazio (euro 132,026 thousand), Seat Pagine Gialle (euro 48,069 thousand), Path.Net (euro 47,899 thousand)* and a management fee from *Stet International Netherlands (euro 31,293 thousand net of the relative allowance for doubtful accounts of euro 17,100 thousand)*. Other receivables (euro 1,028,799 thousand) represent accrued dividends from *subsidiaries (euro 1,002,456 thousand, the details of which are shown in the note on "income from equity investments" in the statement of income*, and other receivables connected with the Group's VAT settlement system.

■ Accounts receivable from affiliated companies **euro 311,570 thousand**

Accounts receivable from affiliated companies increased by euro 69,961 thousand compared to December 31, 2000, and mainly refer to financial and trade accounts receivable.

The financial receivables, equal to euro 122,490, reflect current account transactions carried out at market rates for cash management purposes and short-term loans, and mainly refer to the receivable from *Stream (euro 121,641 thousand)*. Trade accounts receivable (euro

188,847 thousand) refer to TLC services rendered principally to *Auna (euro 82,073 thousand), Stream (euro 23,192 thousand) and Telekom Srbija (euro 21,545 thousand)* and include an allowance for doubtful accounts that was set up during the year in respect of receivable positions from Brasil Telekom and Telecom Argentina.

- Accounts receivable from parent companies **euro 1,090 thousand**

These accounts receivable are trade in nature and are receivable from the parent company *Olivetti*.

- Other receivables **euro 2,469,159 thousand**

Government and other public entities for grants and subsidies **euro 1,265 thousand**

These consist of the receivable from the Ministry of Industry, Commerce and Handicrafts for grants to defray the costs incurred for the realization of the telecommunications installations in Southern Italy.

Deferred tax assets **euro 509,094 thousand**

These are shown net of the reserve for deferred taxes (euro 588,236 thousand). The main items which gave rise to deferred tax assets are tax credits on dividends accrued but not yet received, provisions to the reserves for risks and charges and value adjustments to long-term assets and short-term assets; deferred taxes are almost entirely composed of dividend tax credits.
At December 31, 2001, about euro 211 million of deferred tax assets have not been recorded since their future recovery is not assured.
The balance of deferred tax assets and liabilities is made up as follows:

	12/31/2001 Amount due				12/31/2000 Amount due			
(in thousands of euro)	Within 1 year	From 2 to 5 year	Beyond 5 year	Total	Within 1 year	From 2 to 5 year	Beyond 5 year	Total
Deferred tax assets	988,499	108,831	-	**1,097,330**	912,547	146,508	-	**1,059,055**
Reserve for deferred taxes	(573,895)	(14,341)	-	**(588,236)**	(566,920)	(6,929)	-	**(573,849)**
Net balance	414,604	94,490	-	**509,094**	345,627	139,579	-	**485,206**

Other receivables **euro 1,958,800 thousand**

These increased by euro 568,011 thousand compared to December 31, 2000 and can be analyzed as follows:

(in thousands of euro)	12/31/2001	12/31/2000
- receivables from the Tax Administration	986,212	42,967
- receivables relating to personnel	114,335	80,867
- transaction for the loan of securities	235,552	867,636
- customer payments in transit with the banking and postal banking system	89,670	143,647
- receivable from TISV for "Deferred Purchasing Price"	308,049	25,775
- other items	224,982	229,897
Total	**1,958,800**	**1,390,789**

In particular, the receivables from the Tax Administration rose by euro 943,245 thousand, inasmuch as taxes paid on account in 2001, at December 31, 2001, proved to be excess of actual tax requirements.
The contra-entry to the transaction for the loan of securities described under "Investments" is in "Other liabilities".

■ SHORT-TERM FINANCIAL ASSETS **euro 240,457 thousand**

(euro 331,879 thousand at December 31, 2000)

The composition and changes during the year are shown in the following table:

		Changes during the year				
(in thousands of euro)	12/31/2000	Acquisitions	Sales/ Reimbur-sements	Writedowns/ Reimbur-sements	Total	12/31/2001
Equity investments in subsidiaries	326,732	-	-	(86,275)	(86,275)	240,457
Other equity investments	5,147	1,089	(4,995)	(1,241)	(5,147)	
Total	**331,879**	**1,089**	**(4,995)**	**(87,516)**	**(91,422)**	**240,457**

1534

These refer to the value of listed stock purchased for trading purposes; the "equity investments in subsidiaries" consist of TIM ordinary shares purchased for later sale.
Further details are given in Annex 3.

■ LIQUID ASSETS **euro 80,613 thousand**

(euro 108,947 thousand at December 31, 2000)
Liquid assets decreased by euro 28,334 thousand compared to December 31, 2000 and include the following:

(in thousands of euro)	12/31/2001	12/31/2000
Bank and postal accounts	80,220	108,621
Checks	9	5
Cash and valuables on hand	384	321
Total	**80,613**	**108,947**

ACCRUED INCOME AND PREPAID EXPENSES **euro 695,039 thousand**

(euro 844,073 thousand at December 31, 2000)
These decreased by euro 149,034 thousand compared to December 31, 2000 and include the following:

(in thousands of euro)	12/31/2001	12/31/2000
Issue discounts and similar charges	**25,097**	**1,245**
Accrued income		
- financial income	11,944	17,424
Other prepaid expenses		
- production costs	54,652	54,044
- financial expense	4,715	20,464
- other	598,631	750,896
	657,998	825,404
Accrued income and other prepaid expenses	**669,942**	**842,828**
Total	**695,039**	**844,073**

■ Issue discounts and similar charges **euro 25,097 thousand**

These increased by euro 23,852 thousand compared to December 31, 2000 owing to the issue, below face value, of notes subscribed to by Sogerim and the market. See also the note on "Debentures" in the liabilities. They also include consulting expenses incurred to connection with the transaction.

■ Accrued income and other prepaid expenses **euro 669,942 thousand**

These decreased by euro 172,886 thousand compared to December 31, 2000.
Accrued income includes the interest expense (euro 5,317 thousand) subsidized until 1991 by the government under Law No. 67/1988, equivalent to three percentage points of the cost of the loans which replaced those assigned to the Company through Cassa Depositi e Prestiti under Law No. 887/1984; they also include euro 5,450 thousand of income on financial derivative instruments.
Prepaid expenses are mainly related to building rents paid to *IM.SER (euro 30,780 thousand)* and *Telemaco Immobiliare (euro 12,680 thousand)*, financial expenses (euro 4,715 thousand) pertaining to amounts already accrued or paid, but attributable to future years and expenses relating to *Stet International Netherlands, (euro 584,349 thousand)* for the deferral of the put option on Seat Pagine Gialle shares. See also "Purchases and sales commitments" in the memorandum accounts.

A breakdown of receivables and accrued income by maturity and type is given in Annex 4.

LIABILITIES AND SHAREHOLDERS' EQUITY

SHAREHOLDERS' EQUITY

euro 15,870,654 thousand

(euro 18,713,989 thousand at December 31, 2000)

Shareholders' equity decreased by euro 2,843,335 thousand, compared to December 31, 2000; the table below shows the changes that occurred during the year:

(in thousands of euro)	12/31/2000	Changes during the year: Appropriation of 2000 net income	Other changes	Net income	Total	12/31/2001
Share capital	3,835,290	-	187,771	-	187,771	4,023,061
Additional paid-in capital	1,802,911	-	9,372	-	9,372	1,812,283
Reserves for inflation adjustments under						
- Law No. 72 of 3.19.1983	2,481,701	-	(186,981)	-	(186,981)	2,294,720
- Law No. 413 of 12.30.1991	468,944	-	-	-	-	468,944
Legal reserve	524,093	127,933	-	-	127,933	652,026
Reserve for treasury stock	661,360	-	(661,360)	-	(661,360)	
Other reserves:						
- reserve for accelerated depreciation	-	121,789	(121,789)	-	-	
- reserve Law No. 488/92	-	-	118,678	-	118,678	118,678
- reserve Law No. 342 of 11.21.2001, art. 14	888,460	-	(172,082)	-	(172,082)	716,378
- special reserve	1,243,374	-	125,688	-	125,688	1,369,062
- reserve for capital grants	456,617	-	15,330	-	15,330	471,947
- reserve, Leg. Decree No. 124/93, ex art. 13	-	169	-	-	169	169
- miscellaneous reserves	3,792,576	-	-	-	-	3,792,576
Net income	2,558,663	(249,891)	(2,308,772)	150,810	(2,407,853)	150,810
Total shareholders' equity	**18,713,989**	**-**	**(2,994,145)**	**150,810**	**(2,843,335)**	**15,870,654**

Comments on the main changes during the year are discussed for the following captions:

SHARE CAPITAL

Share capital increased by euro 187,771 thousand, compared to December 31, 2000. Euro 790 thousand of this increase is due to the subscription against payment, by executives of the Group, of No. 1,496,350 ordinary shares, of which No. 1,022,650 of par value Lire 1,000 each and No. 473,700 of par value euro 0.55 each, under the stock option plan. The remaining amount of euro 186,981 thousand refers to the bonus share capital increase following the re-denomination of the share capital into euro. In fact, the extraordinary Shareholders' Meeting of May 3, 2001 passed a resolution to re-denominate the share capital into euro by re-denominating the par value of the ordinary and savings shares in euro and rounding up the par value of Lire 1,000 to euro 0.55 and consequently effecting a bonus increase in share capital by:

- cancellation of No. 112,998,070 savings shares of treasury stock of par value Lire 1,000 each held in portfolio and the allocation to share capital, to simultaneously replenish the same, of an amount equal to the par value of the cancelled shares corresponding to the share of the reserve for treasury shares in portfolio which became available as a result of the cancellation;
- allocation to share capital of an amount equal to euro 186,981 thousand from the revaluation reserve ex Law No. 72 dated March 19, 1983.

After these transactions, share capital at December 31, 2001 consists of No. 5,261,533,481 ordinary shares and No. 2,053,122,025 savings shares of par value euro 0.55 each .

ADDITIONAL PAID-IN CAPITAL

Additional paid-in capital increased by euro 9,372 thousand, compared to December 31, 2000, due to the foregoing options exercised under the stock option plan.

RESERVE FOR INFLATION ADJUSTMENTS UNDER LAW NO. 72 OF 3/19/1983

This reserve decreased by euro 186,981 thousand, compared to December 31, 2000, due to aforementioned transaction regarding the re-denomination of share capital in euro.

RESERVE FOR TREASURY STOCK IN PORTFOLIO

- This reserve now shows a nil balance, compared to December 31, 2000, due to the following: reclassification from the "Extraordinary reserve" of No. 8,020,000 savings shares of treasury stock with a par value of Lire 1,000 each, for an equivalent amount of euro 49,505 thousand, following the extension of the tender offer to January 10, 2001 as voted by the Shareholders' Meeting on January 14, 2000;
- cancellation of No. 112,998,070 savings shares of treasury stock of par value Lire 1,000 each held in portfolio, as described in the note on share capital, for euro 710,865 thousand.

RESERVE FOR ACCELERATED DEPRECIATION

The changes during the year are due to the following:

- increase as a result of the appropriation of 2000 net income (euro 121,789 thousand);
- decrease of euro 121,789 thousand after euro 6,443 thousand was subjected to ordinary taxation and euro 115,346 thousand became available by applying the 19% substitute tax, in accordance with Law No. 448/2001, art. 4; the total amount was then reclassified to "Reserve Law No. 488/92" for euro 118,678 thousand and the "Extraordinary reserve" for euro 3,111 thousand.

RESERVE LAW No. 488/92

This reserve includes the reclassification from the "Reserve for accelerated depreciation" which became available during the year 2001. As you will recall, Telecom Italia's Shareholders' Meeting on June 12, 2001 a portion of this reserve was restricted, equal to euro 118,678 thousand, to obtain the benefits provided under Law No. 488/92 for investment projects in the south of Italy. Since, during 2001, all the projects listed below were subsidized, the restriction became fully effective.
Details of the projects subsidized under Law 488/92 are as follows:

- project No. 01080-11 relating to the Sardinia region (euro 19,918,193.23);
- project No. 08160-12 (ex-No. 38039-11) relating to the Campania region (euro 21,809,974.85);
- project No. 08161-12 (ex-No. 38040-11) relating to the Sicily region (euro 21,809,974.85);
- project No. 08162-12 (ex-No. 38042-11) relating to the Puglia region (euro 42,465,668.53);
- project No. 08163-12 (ex-No. 38043-11) relating to the Basilicata region (euro 12,673,852.30).

RESERVE LAW No. 342 OF NOVEMBER 21, 2001, ART. 14

This reserve decreased by euro 172,082 thousand owing to the reclassification, to the "Special reserve", of the amount corresponding to the definitive payment of the substitute tax as set forth by this law, covered by the utilization of deferred taxes set aside in previous years.

SPECIAL RESERVE

The special reserve shows an increase of euro 125,688 thousand compared to December 31, 2000. The change is due to the following movements:

- reclassification of euro 49,505 thousand to "Reserve for treasury stock in portfolio";
- reclassification of euro 172,082 thousand from "Reserve Law No. 342 of November 21, 2001, art. 14";
- reclassification of euro 3,111 thousand from "Reserve for accelerated depreciation".

RESERVE FOR CAPITAL GRANTS

This reserve increased by euro 15,330 thousand as a result of the transfer from the "reserves for risks and charges" of the portion of grants received up to December 31, 1992 that became available in 2001 in relation to the depreciation of the assets to which such grants refer.

RESERVE LEGISLATIVE DECREE NO. 124/93, EX ART. 13

This reserve was established in the current year as a result of the appropriation of net income for the year 2000. It is equal to 3% of the portion of termination indemnities destined for the reserve for supplementary benefits.

Current plans do not include any transactions affecting tax-deferred equity reserves which would be subject to taxation under current laws.

RESERVES FOR RISKS AND CHARGES

euro 1,612,737 thousand

(euro 883,705 thousand at December 31, 2000)

These increased by euro 729,032 thousand compared to December 31, 2000. The composition and changes in these reserves are described as follows:

		Changes during the year					
(in thousands of euro)	12/31/2000	Provision	Utilization	Released to income	Reclassifications/ Other	Total	12/31/2001
Reserves for taxes	141,238	570,957	(651,651)	-	56,104	(24,590)	116,648
For taxes	141,238	-	(57,644)	-	33,054	(24,590)	116,648
For deferred taxes	-	570,957	(594,007)	-	23,050	-	
Other reserves	742,467	1,042,349	(141,704)	(131,693)	(15,330)	753,622	1,496,089
Reserve for litigation	135,411	27,844	(11,415)	(11,215)	-	5,214	140,625
Reserve for capital grants	130,843	-	-	-	(15,330)	(15,330)	115,513
Reserve for losses of subsidiaries and affiliates	15,093	66,431	(592)	-	-	65,839	80,932
Reserve for corporate restructuring	152,108	-	(101,610)	(50,498)	-	(152,108)	
Reserve for purchase commitments	-	568,622	-	-	-	568,622	568,622
Reserve for contractual risks and other risks	309,012	379,452	(28,087)	(69,980)	-	281,385	590,397
Total	**883,705**	**1,613,306**	**(793,355)**	**(131,693)**	**40,744**	**729,032**	**1,612,737**

■ Reserve for taxes

euro 116,648 thousand

The reserve for taxes decreased by euro 24,590 thousand compared to December 31, 2000 and refers entirely to income taxes and other duties and taxes.

The reserve for deferred taxes shows a nil balance attributable to the set-off with deferred tax assets.

■ Other reserves

euro 1,496,089 thousand

These increased by euro 753,622 thousand, compared to December 31, 2000 and include the following reserves:

- reserve for litigation (euro 140,625 thousand): this includes prudent provisions - charged to various items of the statement of income - for probable expenses in connection with personnel disputes and litigation with third parties which had not yet been settled at the end of the year. Both the provisions and the utilizations mainly relate to disputes with third parties, whereas the releases to income refer to litigation with social security agencies;
- reserve for capital grants (euro 115,513 thousand): this includes the unavailable portion of capital grants received up to December 31, 1992 recorded herein solely for purposes of taking advantage of the tax benefits. Utilizations during the year (euro 15,330 thousand) stem from the transfer to shareholders' equity of the portion of the capital grants which became available;
- reserve for losses of subsidiaries and affiliates (euro 80,932 thousand): this includes the provisions to account for the losses in excess of the carrying value of some investments, in particular Softe (euro 42,955 thousand), TMI - Telemedia International Italia (euro 5,698 thousand), TI Capital (euro 4,529 thousand) and Trainet (euro 8,647 thousand);
- reserve for corporate restructuring: set up in 2000 subsequent to the operating agreements reached in July 2000 with the unions concerning cutbacks and layoffs under unemployment compensation plans, the reserve was utilized for euro 101,610 thousand and the portion in excess of requirements was released to income;
- reserve for purchase commitments (euro 568,622 thousand): the amount provided in 2001 relates to the forward purchase commitment of Seat Pagine Gialle shares connected with the estimate of the nonrecoverability of the original price of the options. See also "Purchases and sales commitments" in the memorandum accounts.
- reserve for contractual risks and other risks (euro 590,397 thousand): this includes the provisions recorded in previous years (mainly in relation to the contribution of the business segment "Large Buildings", the sales of Italtel and Sirti and disputes over regulations) and those arising during the year to cover the expenses related to the agreement with Vivendi/CanalPlus for the transfer of the investment in Stream (euro 247,373 thousand) and the sale of the satellite consortiums (euro 40,000 thousand). The releases to income mainly refer to the risks connected with the Iraq contract (euro 61,975 thousand).

RESERVE FOR EMPLOYEE TERMINATION INDEMNITIES

euro 1,025,349 thousand

(euro 1,031,274 thousand at December 31, 2000)

This reserve decreased by euro 5,925 thousand, compared to December 31, 2000. The following changes took place during the year:

(in thousands of euro)	
Balance at December 31, 2000	**1,031,274**
Changes during the year:	
- Provisions charged to income for amounts to fund employee termination indemnities accrued in favor of employees during the year plus the fixed and variable cost-of-living adjustments required under Law No. 297/1982	142,975
- Utilizations for:	
Indemnities paid to employees who took retirement or resigned during the year	(99,496)
Advances	(12,946)
Supplementary benefits (Telemaco)	(26,313)
- Amounts transferred to/from subsidiaries and other changes	(10,145)
Balance at December 31, 2001	**1,025,349**

LIABILITIES

euro 24,898,003 thousand

(euro 26,423,069 thousand at December 31, 2000)

A breakdown of liabilities and accrued expenses pursuant to Article 2427, Section 6, of the Italian Civil Code, is provided in Annex 5. Liabilities, which decreased by euro 1,525,066 thousand compared to December 31, 2000, include the following:

	12/31/2001			**12/31/2000**		
(in thousands of euro)	**Financial accounts payable**	**Trade accounts payable and other payables**	**Total**	**Financial accounts payable**	**Trade accounts payable and other payables**	**Total**
Debentures	8,250,000	-	8,250,000	145,456	-	145,456
Due to banks	7,308,420	-	7,308,420	12,770,486	-	12,770,486
Due to other lenders	657,777	-	657,777	658,982	-	658,982
Advances	-	2,447	2,447	-	1,178	1,178
Trade accounts payable	-	2,240,654	2,240,654	-	2,832,844	2,832,844
Accounts payable to subsidiaries	1,218,043	1,132,687	2,350,730	3,997,025	1,170,933	5,167,958
Accounts payable to affiliated companies	29,205	215,539	244,744	134,553	436,691	571,244
Accounts payable to parent companies	-	11	11	-	1,306	1,306
Taxes payable	50,162	410,390	460,552	-	494,108	494,108
Contributions to pension and social security institutions	-	767,412	767,412	-	855,729	855,729
Other liabilities	395,266	2,219,990	2,615,256	1,194,648	1,729,130	2,923,778
Total	**17,908,873**	**6,989,130**	**24,898,003**	**18,901,150**	**7,521,919**	**26,423,069**

■ Debentures

euro 8,250,000 thousand

Debentures increased by euro 8,104,544 thousand, compared to December 31, 2000, due to the issue of four notes by Telecom Italia for a total of euro 8,250,000 thousand and to the early redemption, effective December 31, 2001 with reimbursement on January 1, 2002 (as voted by the Board of Directors' Meeting on July 27, 2001), of the "SIP 1992/2010 notes reserved for subscription by employees, in service and retired". The amount to be reimbursed to employees for these notes at December 31, 2001 (euro 138,545 thousand) was recorded in "Other liabilities".

Notes were issued as follows:

- three fixed-rate notes for a total of euro 6,750,000 thousand, entirely subscribed to by Sogerim: the first issue on May 31, 2001 in two tranches, for euro 3,300,000 thousand (the first for euro 1,800,000 thousand maturing January 20, 2006 and the second for euro 1,500,000 thousand maturing January 20, 2011); the second issue on August 3, 2001, in two tranches, for euro 3,000,000 thousand (the first for euro 1,000,000 thousand maturing January 20, 2006 and the second for euro 2,000,000 thousand maturing January 20, 2006); the third issue on December 28, 2001 for euro 450,000 thousand maturing on January 20, 2011;
- one floating-rate note issued on December 21, 2001 for the market and listed on the Luxembourg stock exchange for euro 1,500,000 thousand maturing June 21, 2005 callable at the same face value on December 21, 2003 and at every coupon date for interest thereafter.

The relative nominal rates of interest at December 31, 2001 are:

(in thousands of euro)	
From 2.5% to 5%	1,500,000
From 5% to 7.5%	6,750,000
Total	**8,250,000**

Moreover, as from January 1, 2002, new notes were issued for euro 1 billion to substitute the notes that were extinguished. Such subscription was also extended to employees, in service and retired, of the companies with head offices in Italy, directly or indirectly, controlled by Telecom Italia. The new notes, with a face value of euro 50 each, issued at face value, are for a period of 20 years, are not listed and are negotiable at face value solely with Telecom Italia. The semiannual interest payable on January 1 and July 1 of each year not in advance is linked to the 6-month Euribor rate.

- Due to banks **euro 7,308,420 thousand**

These decreased by euro 5,462,066 thousand compared to December 31, 2000. They comprise medium/long-term debt totaling euro 2,581,365 thousand - of which euro 37,185 thousand is secured by collateral - and short-term borrowings totaling euro 4,727,055 thousand. Of the latter amount, euro 1,734,000 thousand refer to loans taken out to cover temporary liquidity requirements, euro 2,500,000 thousand of credit facilities and euro 492,454 thousand of bank overdrafts.

- Due to other lenders **euro 657,777 thousand**

These decreased by euro 1,205 thousand compared to December 31, 2000. They consist of medium/long-term financing (euro 489,988 thousand), referring almost entirely to loans made by the Cassa Depositi and Prestiti (euro 390,615 thousand) and amounts payable to IRI (euro 97,607 thousand), short-term loans payable to TI Securitisation Vehicle S.r.l. for financing using the excess liquidity generated by the securitization of receivables (euro 167,789 thousand).

- Trade accounts payable **euro 2,240,654 thousand**

These decreased by euro 592,190 thousand compared to December 31, 2000. They comprise payables to other TLC carriers amounting to euro 558,883 thousand, of which euro 250,325 thousand are due to foreign correspondents and euro 308,558 thousand to wireline and mobile operators.

- Accounts payable to subsidiaries **euro 2,350,730 thousand**

These decreased by euro 2,817,228 thousand compared to December 31, 2000. They consist of financial payables, trade accounts payable and other payables.
Financial payables (euro 1,218,043 thousand), refer to current account transactions negotiated at market rates for cash management purposes and mainly include accounts payable to *TIM (euro 692,646 thousand) and Seat Pagine Gialle (euro 389,129 thousand).* Trade accounts payable (euro 1,090,902 thousand) mainly refer to payables to *TIM (euro 344,058 thousand)* and *Telespazio (euro 93,933 thousand)* for the portion of TLC services invoiced by Telecom Italia to customers, and *Telesoft (euro 218,507 thousand), Netsiel (euro 126,682 thousand)* and *Finsiel (euro 55,427 thousand)* for supply transactions. Other payables (euro 41,785 thousand) primarily refer to capital contributions paid to the company *Path.Net (euro 18,074 thousand)* and amounts owed in connection with the Group's VAT settlement system.

- Accounts payable to affiliated companies **euro 244,744 thousand**

These decreased by euro 326,500 thousand, compared to December 31, 2000. They refer to financial payables, trade accounts payable and other payables.

Financial payables (euro 29,205 thousand), refer to current account transactions negotiated at market rates for cash management purposes and mainly refer to accounts payable to *Teleleasing (euro 12,541 thousand)* and *Webegg (euro 11,584 thousand)*. Trade accounts payable (euro 215,446 thousand) mainly refer to payables to *Italtel (euro 129,728 thousand)* for supply transactions, *Telekom Srbija (euro 22,609 thousand)* and *Teleleasing (euro 19,197 thousand)* for portions of TLC services invoiced by Telecom Italia to customers. Other payables (euro 93 thousand) refer to the liability for capital contributions payable to *Consorzio Res*.

■ Accounts payable to parent companies **euro 11 thousand**

These refer to trade accounts payable to the parent company *Olivetti*.

■ Taxes payable **euro 460,552 thousand**

These decreased by euro 33,556 thousand, compared to December 31, 2000, and mainly refer to:

- the payable to the Italian Treasury for withholding taxes of euro 69,697 thousand;
- the VAT liability totaling euro 270,391 thousand;
- medium/long-term financial debt (euro 50,162 thousand) relative to the agreement with the Financial Administration over the assessments received in 2001;
- the income tax liability for the year, net of advances paid and dividend tax credits, of euro 49,113 thousand.

■ Contributions to pension and social security institutions **euro 767,412 thousand**

These decreased by euro 88,317 thousand compared to December 31, 2000.

They include amounts owed to social security and health institutions with regard to personnel. These specifically include euro 651,003 thousand payable to INPS for charges, pursuant to Law No. 58/92 (see related accounting policy) and referring to the merged company Iritel, estimated by the special Ministerial Commission in relation to the valuation of assets contributed to Iritel by the Post and Telecommunications Administration.

■ Other liabilities **euro 2,615,256 thousand**

These decreased by euro 308,522 thousand compared to December 31, 2000.

They include, in particular, liabilities for the:

- payable to customers totaling euro 1,064,994 thousand, including deposits by subscribers against telephone conversations, pre-billed basic charges (mainly for the months of January and February 2002) and the unused portions of prepaid telephone cards;
- payable to employees amounting to euro 382,086 thousand for 2001 payrolls paid in 2002;
- payable for the TLC license fee totaling euro 656,793 thousand. Telecom Italia contested the Ministerial Decree dated March 21, 2000 that introduced Law No. 448/1998, which set forth a new license fee as from January 1, 1999 in lieu of the previous concession fee. Consequently, it did not pay the license fee for the year 2000 (euro 306,865 thousand) nor the on-account payment for the year 2001 (euro 291,522 thousand);
- transactions for the loan of Seat Pagine Gialle ordinary and savings shares (euro 235,552 thousand); these transactions, described under "Investments" in long-term investments, have a contra-entry to "Other receivables ";
- payable of euro 138,545 thousand to the subscribers of the "SIP 1992/2010" notes that were called for early redemption on December 31, 2001; this is described in the note on "Debentures" in the liabilities.

ACCRUED EXPENSES AND DEFERRED INCOME

euro 704,209 thousand

(euro 511,137 thousand at December 31, 2000)

These increased by euro 193,072 thousand, compared to December 31, 2000, and include the following:

(in thousands of euro)	12/31/2001	12/31/2000
Accrued expenses		
- production costs	3,109	2,794
- financial expense	265,069	104,461
	268,178	107,255
Deferred income		
- capital grants (unavailable portion)	134,975	146,552
- production value	297,368	254,098
- financial income	3,688	3,232
	436,031	403,882
Total	**704,209**	**511,137**

Accrued financial expenses, in particular, relate to interest accrued on notes (euro 209,734 thousand) and other medium/long-term (euro 32,613 thousand). Deferred income mainly includes pre-billed basic charges and rentals of telephone equipment (euro 145,565 thousand), the unavailable portion of capital grants received after December 31, 1992, and financial items mainly connected to loans to employees.

An analysis of liabilities and accrued expenses by maturity and type is provided in Annex 5.

■ MEMORANDUM ACCOUNTS

Memorandum accounts totaled euro 14,936,969 thousand at December 31, 2001 and can be analyzed as follows:

■ GUARANTEES PROVIDED **euro 11,541.329 thousand**

Guarantees provided consist of sureties (net of counter-guarantees received totaling euro 2,037,702 thousand), of which euro 11,191,303 thousand are on behalf of subsidiaries, euro 185,450 thousand on behalf of affiliated companies and euro 164,576 thousand on behalf of third parties. The guarantees were given mainly in respect of the notes issued by Sogerim for a total of euro 8,500,000 thousand (part of the Global Medium-Term Note Program which is completely guaranteed by Telecom Italia), other medium/long-term financial transactions, supply contracts and guarantees on bids to acquire licenses abroad.

■ PURCHASES AND SALES COMMITMENTS **euro 3,388,580 thousand**

These mainly consist of commitments for the purchase of Seat Pagine Gialle shares (euro 2,985,264 thousand) under the put option on the same shares, described below, and future lease obligations plus the related purchase options (euro 378,149 thousand).

Put option on Seat Pagine Gialle shares
Under the contract stipulated on March 15, 2000 (as subsequently amended and integrated), Telecom Italia gave Huit II a put option on No. 710,777,200 Seat Pagine Gialle shares at a strike price of euro 4.2 per share. The contract provided for the exercise of such option after the deed of merger between Seat Pagine Gialle and Tin.it was recorded in the Companies Register. Huit II later transferred the put option to Chase Equity Limited (CEL), together with the ownership of the corresponding Seat Pagine Gialle shares. On December 4, 2000, CEL renegotiated the contract with Telecom Italia, extending the period to five years, with the possibility of exercising the option at an earlier date in April and May 2003, 2004 and 2005. The time extension made it possible to defer the financial impact.
Stet International Netherlands (a wholly-owned subsidiary of Telecom Italia) then purchased from CEL, through the Liberator Ltd. trust, a call option on No. 660,777,200 Seat Pagine Gialle ordinary shares with the same expiry date and strike price as the put option, paying a total premium of euro 747,016,226. Moreover, for the purpose of transferring the effects of this latter transaction to Telecom Italia, a call option was stipulated, with the same features, between the same Telecom Italia and Stet International Netherlands.
On February 25, 2002, Telecom Italia concluded the renegotiation of the December 4, 2000 put and call options with the JPMorgan Chase group.
In particular, a decision was made to reduce the price to exercise the aforementioned options from euro 4.2 to euro 3.4 per shares; in view of the reduction, Telecom agreed to pay JPMorgan Chase an amount of euro 568,622 thousand at the original expiration date of December 2005, unless Telecom Italia's decides to exercise the right to pay the present value of the same amount prior to that date.
A decision was also made to eliminate the right of either party to exercise the options, which thus expire on December 6, 2005, except for Telecom Italia's right to exercise part of the call options beforehand; the early exercise of the option per tranche, beginning from December 2004, covers 355 million Seat Pagine Gialle shares.
At the conclusion of the above transactions, Telecom Italia intends to record the equivalent value of these same shares in "Investments" under long-term investments.
The valuation of the forward purchase commitment of Seat Pagine Gialle shares at the end of 2001 led to a provision in the reserves for risks and charges (other reserves) of euro 568,622 thousand to cover the estimated nonrecoverability of the original price to exercise the option.
This provision is in line with the cost connected with the above-mentioned revision of the strike price.

■ OTHER MEMORANDUM ACCOUNTS **euro 7,060 thousand**

These mainly refer to assets of third parties on loan, on deposit for safekeeping or for similar purposes (euro 6,048 thousand).

* * * * *

1543

Moreover:

- the Company issued weak letters of patronage totaling euro 1,343,595 thousand, chiefly on behalf of subsidiaries and affiliated companies to guarantee insurance polices, lines of credit and overdraft arrangements;
- assets held by third parties on loan, on deposit for safekeeping or for similar purposes amounted to euro 287,904 thousand and consist mainly of equipment leased to customers;
- guarantees provided by others for Company obligations, which consist primarily of sureties to guarantee the performance of non-financial contractual obligations, totaled euro 315,930 thousand;
- the stock of employees and private shareholders deposited at December 31, 2001 with Telecom Italia, and thus subdeposited with Monte Titoli S.p.A., equal euro 97,274 thousand, whereas those awaiting assignment or in the process of being replaced totaled euro 61,804 thousand;
- at December 31, 2001, the expense fund to safeguard the holders of savings shares, set up by resolution of the Shareholders' Meeting of June 21, 1999, amounts to euro 2,176 thousand; the remuneration of the common Representative of said shareholders will be paid out of this fund, as voted by the Meeting of the Savings Shareholders on October 31, 2001;
- the total amount of commitments at December 31, 2001 for building rent obligations to be paid to IM.SER under 21-year contracts was euro 3,678,000 thousand. The commitment from 2002 to 2006 is euro 184,670 thousand per year.

FINANCIAL DERIVATIVES

Derivatives refer to cross currency and interest rate swaps (to convert pound sterling loans into euro) and interest rate swaps (to convert variable rate loans into fixed rate loans and convert debt linked to domestic parameters to the 6-month Euribor rate). The following table gives a description of the financial derivative contracts outstanding at December 31, 2001 used to hedge medium/long-term debt positions, compared to those at December 31, 2000.

(in millions of euro)	**Notional amount/ Capital exchanged at December 31, 2001**	**Notional amount/ Capital exchanged at December 31, 2000**
Interest rate swap	1,437	1,698
Cross currency and interest rate swap	390	390

The following table indicates the notional amount and the average interest rate to be paid/received for interest rate swaps by maturity date.

	Maturity				
	2002	**2003**	**2004**	**2005**	**2006**
Interest rate swap:					
Fixed pay rate, variable receive rate:					
- notional amount (millions of euro)	154,9	568,1	6,0	24,1	=
- weighted average pay rate	4,65%	3,84%	4,25%	4,71%	=
- received parameter	Libor 3M euro	Libor 3M euro	Libor 3M euro	Libor 3M euro	=
Variable pay rate, variable receive rate:					
- notional amount (millions of euro)	=	=	231	237,4	215,3
- paid parameter	=	=	Euribor 6 M	Euribor 6 M	Euribor 6 M
- received parameter	=	=	Rolint	Rendint	Rendint
			Robot	Rendibot	Rendibot
				Rolint	Rolint
				Robot	Robot

Derivative transactions hedging interest rate and exchange rate risks on short-term loans equal euro 311 million at December 31, 2001 (euro 36 million at December 31, 2000), of which euro 300 million relate to forward rate agreements and euro 11 million to currency forward agreements.

■ STATEMENTS OF INCOME

PRODUCTION VALUE

euro 17,537,266 thousand

(euro 17,758,995 thousand in 2000)

Production value, which decreased by euro 221,729 thousand compared to 2000, includes the following:

■ Sales and service revenues **euro 17,309,066 thousand**

Sales and service revenues decreased by euro 153,718 thousand (-0.9%) compared to 2000.
A breakdown of sales and service revenues by type of business and geographical region, as required under Article 2427, Section 10 of the Italian Civil Code, is given below:

Breakdown by type of business

(in thousands of euro)	2001	2000	Change
Sales:			
- telephone products	260,207	349,876	(89,669)
- other goods	3,751	5,114	(1,363)
	263,958	**354,990**	(91,032)
Services:			
- Traffic (*)	8,813,352	9,468,380	(655,028)
- Basic charges (of which):	7,270,113	6,686,578	583,535
lines leased to TLC operators	*924,581*	*814,678*	*109,903*
- Activation fees	259,871	238,516	21,355
- Other	701,772	714,320	(12,548)
	17,045,108	**17,107,794**	(62,686)
Total	**17,309,066**	**17,462,784**	(153,718)

(*) of which:

(in thousands of euro)	*2001*	*2000*	*Change*
Traffic by Telecom Italia customers:			
- domestic	*6,005,914*	*6,803,565*	*(797,651)*
- outgoing non-domestic	*482,584*	*703,082*	*(220,498)*
- special services and other	*480,553*	*444,590*	*35,963*
	6,969,051	***7,951,237***	***(982,186)***
Traffic by other operators:			
- domestic	*1,042,499*	*803,383*	*239,116*
- foreign correspondents	*801,802*	*713,760*	*88,042*
	1,844,301	***1,517,143***	***327,158***

Breakdown by geographical region

(in thousands of euro)	2001	2000	Change
Italy	15,823,442	15,769,831	53,611
Rest of Europe	810,590	1,012,476	(201,886)
North America	231,612	224,493	7,119
Central and South America	215,307	87,456	127,851
Australia, Africa and Asia	228,115	368,528	(140,413)
Total	**17,309,066**	**17,462,784**	(153,718)

As regards the geographical breakdown of revenues from sales and services, the "Rest of Europe", "North America", "Central and South America" and "Australia, Africa and Asia" refer almost entirely to revenues from traffic to and from these geographical regions.

Sales revenues, which decreased by euro 91,032 thousand (-25.6%) compared to 2000, derive from the sales of telephone and telematic products. The reduction is attributable to the fact that from the second half of 2000, for some customers, the Company only plans the telecommunications systems, leaving manufacturers with the responsibility for the direct sale of the equipment.

Service revenues, which decreased by euro 62,686 thousand (-0.4%) compared to 2000, are mostly composed of traffic revenues and are shown gross of the amount due to other carriers (euro 3,414,875 thousand), which are also included in costs of "services", and basic subscriber charges. In particular, traffic revenues decreased by 6.9% mainly due to the effects of the rate changes in the second half of 2000 and 2001 which lowered the price of calls, and the strong growth in less remunerative types of traffic (traffic "carried" on behalf of other operators). Basic subscriber charges increased by 8.7% mainly as a result of the aforementioned rate changes, the development of data connections and the growing number of subscribers to various discount rate plans proposed by the Company.

Transactions for revenues from sales and services with subsidiaries, affiliated companies and parent companies totaled euro 1,507,435 thousand. They refer to:

- *TIM (euro 699,929 thousand) – revenues for mobile-fixed interconnections and lines leased;*
- *Telespazio (euro 122,620 thousand) – sale of satellite capabilities;*
- *Telecom Argentina (euro 64,078 thousand) – management fee;*
- *Teleleasing (euro 80,083 thousand) – sale of products;*
- *Auna (euro 62,520 thousand) – telephone services.*

■ Changes in inventory of contract work in process **- euro 19,318 thousand**

Changes in inventory of contract work in process represent the difference between the increase in work in progress and the decrease as a result of completed contracts.

■ Increases in capitalized internal construction costs **euro 5,615 thousand**

These consist entirely of capitalized labor costs. The item decreased by euro 5,750 thousand (-50.6%) compared to 2000.

■ Other revenues and income **euro 241,903 thousand**

Other revenues and income, which decreased by euro 34,911 thousand (-12.6%) compared to 2000, include the following:

Operating grants **euro 278 thousand**

Operating grants decreased by euro 244 thousand compared to 2000 and refer to grants made by the european Community to defray the costs of personnel training programs.

Other **euro 241,625 thousand**

This item decreased by euro 34,667 thousand, compared to 2000, and include the following:

(in thousands of euro)	2001	2000	Change
Gains on disposal of production assets	2,532	1,629	903
Refunds for costs of employees on loan at Group companies	28,734	31,306	(2,572)
Capital grants recorded in income	29,941	40,544	(10,603)
Late payment fees	95,658	77,130	18,528
Indemnification, reimbursements and recoveries and other miscellaneous income	84,760	125,683	(40,923)
Total	**241,625**	**276,292**	**(34,667)**

Transactions involving other revenues and income with subsidiaries, affiliated companies and parent companies total euro 62,932 thousand. They refer to the recovery of costs for personnel on loan and sundry services, mainly in respect of:

- *TIM (euro 10,348 thousand);*
- *TILab (euro 6,729 thousand);*
- *Telesoft (euro 5,538 thousand);*
- *Telekom Austria (euro 2,876 thousand);*
- *Auna (euro 3,550 thousand);*
- *Netsiel (euro 3,017 thousand).*

PRODUCTION COST

euro 13,553,981 thousand

(euro 14,164,129 thousand in 2000)

Production cost, which decreased by euro 610,148 thousand compared to 2000, includes the items below:

- Raw materials, supplies and merchandise **euro 301,447 thousand**

These decreased by euro 103,139 thousand (-25.5%) compared to 2000, mainly due to lower costs for the sale of products (-euro 82,792 thousand) since, beginning from the second half of 2000, for some customers, the Company only plans the telecommunications systems, leaving manufacturers with the costs of supplying the equipment.

This item includes euro 51,664 thousand of costs incurred on behalf of subsidiaries, affiliated companies and parent companies mainly in reference to Italtel (euro 37,032 thousand) for the maintenance costs of telephone exchanges.

- Services **euro 5,945,961 thousand**

Service costs, which increased by euro 250,199 thousand (+4.4%) compared to 2000, include the following:

(in thousands of euro)	2001	2000	Change
Direct service costs	702,824	722,960	(20,136)
Operating costs	1,172,237	1,054,495	117,742
Marketing costs	574,541	630,538	(55,997)
Know-how development costs	81,484	137,995	(56,511)
Amounts due to other carriers	3,414,875	3,149,774	265,101
Total	**5,945,961**	**5,695,762**	**250,199**

An analysis of the composition of such costs shows the following:

a) "direct service costs" include the operating and maintenance costs of the TLC network (euro 322,100 thousand), operating and maintenance costs of customer installations (euro 194,863 thousand), public telephone installations (euro 82,168 thousand) and the costs for operating the satellite systems (euro 58,037 thousand);

b) "operating costs" refer to the operating and maintenance costs of buildings, vehicles, information systems and equipment, as well as general expenses, Operating costs include euro 300,757 thousand for information systems, euro 164,792 thousand for electricity for buildings and installations and euro 128,595 thousand for indirect personnel costs;

c) "marketing costs" include selling expenses, after-sales assistance, customer relations, advertising and promotion; in particular, such costs include euro 215,268 thousand for advertising and promotional, euro 27,347 thousand for printing telephone bills (business contributed to Printel on February 1, 2001) and euro 69,778 thousand for the trade agreements with Internet Service Providers. The contribution of the business for printing the White Pages to Tin.it led to a reduction in costs of euro 24,966 thousand;

d) "know-how development costs" are made up by costs pertaining to training, studies and research and consulting services;

e) "amounts due to other carriers" mainly include euro 2,296,412 thousand due to Italian mobile operators, euro 295,885 thousand to domestic fixed carriers and euro 754,417 thousand to foreign correspondents.

The costs for services include euro 2,186,946 thousand regarding transactions with subsidiaries, affiliated companies and parent companies. They refer, in particular, to:

- *TIM (euro 1,332,026 thousand) - amounts due for telecommunications services;*
- *Netsiel (euro 265,417 thousand) - operating information systems;*
- *Etec S.A. (euro 78,370 thousand) and Seat Pagine Gialle (euro 77,122 thousand) - telecommunications services;*
- *Saritel (euro 50,066 thousand) - supply of information services ;*
- *Telespazio (euro 50,702 thousand) - use of satellite circuits.*

- Use of property not owned **euro 619,499 thousand**

Use of property not owned, which increased by 167,412 thousand (+37.0%) compared to 2000, includes mainly "service costs" (for the lease of TLC lines and satellite systems), amounting to euro 177,772 thousand, and "operating costs" (for building rentals, building and vehicle leases and equipment rentals), totaling euro 440,342 thousand. As regards lease installments, principal and interest total, respectively, euro 20,304 thousand and euro 22,071 thousand.

This item comprises euro 324,824 thousand of costs for the use of property not owned relating to subsidiaries, affiliated companies and parent companies. They regard, in particular:
- *IM.SER (euro 198,277 thousand) and Telemaco Immobiliare (euro 76,310 thousand) – building rentals;*
- *Teleleasing (euro 47,079 thousand) - mainly building leases.*

■ Personnel **euro 2,644,240 thousand**

Personnel costs decreased by euro 444,323 thousand (-14.4%), compared to 2000. The reduction is mainly due to the change in the average number of the work force (-11,145, -15.4%, as shown in the table below), as a result of both employee cutbacks under Law No. 223/1991 covered by the agreements reached with the labor unions in July 2000 and employees no longer with the company on account of contributions or the sale of business segments in 2000 and 2001.
Personnel costs include the costs of employees on loan to other companies (euro 28,734 thousand) and recovered from the same companies; the income from the recovery of such costs is recorded under "*Other revenues and income*".
A comparative breakdown of the average number of employees by professional category is given below:

	2001	2000	Change
Executives	1,005	1,084	(79)
Middle management	1,655	4,951	(3,296)
Clerical staff	49,953	54,909	(4,956)
Technicians	8,846	11,660	(2,814)
Total	**61,459**	**72,604**	**(11,145)**

■ Amortization, depreciation and writedowns **euro 3,479,781 thousand**

Amortization, depreciation and writedowns, which decreased by euro 430,233 thousand (-11.0%) compared to 2000, include the following:

Amortization of intangible assets **euro 617,565 thousand**

Amortization of intangible assets increased by euro 17,476 thousand and refers to the following assets:

(in thousands of euro)	2001	2000	Change
Start-up and expansion costs		527	(527)
Industrial patents and intellectual property rights	578,542	529,028	49,514
Concessions, licenses, trademarks and similar rights	37	12,155	(12,118)
Goodwill		655	(655)
Other intangibles	38,986	57,724	(18,738)
Total	**617,565**	**600,089**	**17,476**

Depreciation of fixed assets **euro 2,703,674 thousand**

Depreciation of fixed assets decreased by euro 415,101 thousand (-13.3%) compared to 2000. This is attributable to the reduction in depreciable assets following the contribution of assets to IM.SER and Netsiel in December 2000 and Telesoft in the first half of 2001, as well as the change in the mix of depreciable assets.
The average depreciation rate, calculated by taking into account the above depreciation charge and the assets being depreciated, is equal to 8.4% (8.6% in 2000).
The following table shows the depreciation charge for each asset category and the related depreciation rate:

(in thousands of euro)		2001		2000	Change
Land and building	3.3%	89,888	3.3%	203,614	(113,726)
Plant and machinery	8.8%	2,548,024	9.1%	2,744,535	(196,511)
Manufacturing and distribution equipment	23.9%	18,806	25.0%	32,283	(13,477)
Other fixed assets	19.0%	46,956	29.8%	138,343	(91,387)
Total		**2,703,674**		**3,118,775**	**(415,101)**

Writedowns of receivables included in current assets and liquid assets **euro 158,542 thousand**

This item, representing the provision to the allowance for doubtful accounts, decreased by euro 13,175 thousand compared to 2000, owing to lower provisions as a result of a reduction in doubtful receivables.

- Change in inventory of raw materials, supplies and merchandise **- euro 19,059 thousand**

The change reflects the purchases of the products intended for sale and maintenance that were not used, net of writedowns made to account for obsolescence and the diminished usefulness of materials.

- Provisions for risks **euro 76,785 thousand**

These refer to provisions made to the *"reserve for litigation"* to cover expenses connected with the probable outcome of disputes with third parties (euro 25,871 thousand) and to the *"reserve for contractual risks and other risks"* to cover risks stemming from the settlement of trade and regulatory questions (euro 50,914 thousand).

- Other provisions **euro 23,430 thousand**

Other provisions refer to amounts set aside in the "reserve for risks" in the current year in respect of services that have accrued in relation to the suppliers of Audiotel services which use the Telecom Italia network.

- Miscellaneous operating costs **euro 481,897 thousand**

Miscellaneous operating costs, which decreased by euro 17,143 thousand compared to 2000, include the following:

Losses on disposal of assets **euro 24,747 thousand**

Losses on disposal of assets decreased by euro 23,981 thousand from 2000 as a result of the completion of the network rationalization and modernization program, begun in previous years.

License fee **euro 289,582 thousand**

The TLC license fee decreased by euro 21,598 thousand, compared to 2000, owing to a reduction in the revenue base and a reduction in the rate which went from 2.7% in the prior year to 2.5% in 2001; this item mainly includes the fee on amounts invoiced under Law No. 448/1998 (euro 270,085 thousand), the fee for the assignment of available numbers (euro 7,721 thousand) and that for use of radio frequencies (euro 7,720 thousand) established by Ministerial Decree of February 5, 1998.

Other miscellaneous costs **euro 167,568 thousand**

Other miscellaneous costs, which increased by euro 28,436 thousand, compared to 2000, include the following:

(in thousands of euro)	2001	2000	Change
Other indirect duties and annual taxes, relating mainly to the local property tax, local duties, stamp and register tax, vehicle tax, Technical and Finance Office taxes and fees, license tax on mobile equipment	87,857	80,708	7,149
Contributions and membership fees	14,601	10,171	4,430
Losses on the sale of receivables	36,769	-	36,769
Other costs, essentially relating to compensation due to customers under service regulations for delays in hookups or line transfers, damages paid to third parties for line installations and maintenance and losses on settlements	28,341	48,253	(19,912)
Total	**167,568**	**139,132**	**28,436**

1549

FINANCIAL INCOME AND EXPENSE

euro 397,336 thousand

(euro 1,329,825 thousand in 2000)

The income balance, net, of financial income and expense, which decreased by euro 932,489 thousand, compared to 2000, includes the following:

(in thousands of euro)		2001	2000	Change
Income from equity investments	(A)	2,022,090	1,789,300	232,790
Other financial income	(B)	188,052	182,609	5,443
Interest and other financial expense	(C)	1,812,806	642,084	1,170,722
Total	**(A+B-C)**	**397,336**	**1,329,825**	**(932,489)**

■ Income from equity investments

Refers to the following:

(in thousands of euro)	2001	2000	Change
Dividends from subsidiaries, affiliates and other companies	1,304,634	1,181,608	123,026
Other income from equity investments:			
- tax credits on dividends	717,456	574,781	142,675
- gains on sales of investment	-	32,911	(32,911)
	717,456	607,692	109,764
Total	**2,022,090**	**1,789,300**	**232,790**

Tax credits on dividends are made up of euro 563,881 thousand of tax credits on dividends from subsidiaries accrued in 2001 and euro 153,575 thousand of dividends collected in 2001.

Dividends can be analyzed as follows:

(in thousands of euro)	2001			2000			Change		
Dividends from subsidiaries	**Accrued**	**Received**	**Total**	**Accrued**	**Received**	**Total**	**Accrued**	**Received**	**Total**
- TIM	940,117	7,398	**947,515**	909,594	11,456	**921,050**	30,523	(4,058)	26,465
- Finsiel	26,682	280	**26,962**	29,677	-	**29,677**	(2,995)	280	(2,715)
- Atesia	19,625	-	**19,625**	17,327	-	**17,327**	2,298	-	2,298
- Saiat	6,791	249,060	**255,851**	-	-	-	6,791	249,060	255,851
- Saritel	6,445	-	**6,445**	-	-	-	6,445	-	6,445
- Emsa	2,795	-	**2,795**	5,222	-	**5,222**	(2,427)	-	(2,427)
- TI Media	-	-	-	-	82,776	**82,776**	-	(82,776)	(82,776)
- Sirti	-	-	-	-	46	**46**	-	(46)	(46)
	1,002,455	256,738	**1,259,193**	961,820	94,278	**1,056,098**	40,635	162,460	203,095
Dividends from affiliated companies		**Received**	**Total**		**Received**	**Total**		**Received**	**Total**
- Eutelsat		32,265	**32,265**		63,362	**63,362**		(31,097)	(31,097)
- Nortel Argentina		4,372	**4,372**		-	-		4,372	4,372
- Siemens Informatica		4,187	**4,187**		4,479	**4,479**		(292)	(292)
- Siteba		232	**232**		449	**449**		(217)	(217)
- Geis		-	-		329	**329**		(329)	(329)
		41,056	**41,056**		68,619	**68,619**		(27,563)	(27,563)
Dividends from other companies		**Received**	**Total**		**Received**	**Total**		**Received**	**Total**
- Intelsat		3,044	**3,044**		15,753	**15,753**		(12,709)	(12,709)
- Accel		990	**990**		32,131	**32,131**		(31,141)	(31,141)
- SIA		279	**279**		105	**105**		174	174
- Emittenti Titoli		72	**72**		-	-		72	72
- Media Technology Ventures		-	-		8,902	**8,902**		(8,902)	(8,902)
		4,385	**4,385**		56,891	**56,891**		(52,506)	(52,506)
Total	**1,002,455**	**302,179**	**1,304,634**	**961,820**	**219,788**	**1,181,608**	**40,635**	**82,391**	**123,026**

- Other financial income

Includes the following:

(in thousands of euro)	2001 Included in long-term investments	2001 Included in current assets	2001 Total	2000	Change
Interest and fees on:					
- accounts receivable					
from subsidiaries	2,466	57,163	59,629	46,321	13,308
from affiliated companies	-	8,336	8,336	10,969	(2,633)
from others	11,918	-	11,918	8,255	3,663
- banks and the Postal Administration	-	3,966	3,966	7,332	(3,366)
- securities	-	-	-	1,307	(1,307)
	14,384	**69,465**	**83,849**	**74,184**	**9,665**
Foreign exchange gains			38,971	46,975	(8,004)
Other income			65,232	61,450	3,782
Total			**188,052**	**182,609**	**5,443**

Other financial income includes euro 67,995 thousand of interest and fees on receivables from subsidiaries, affiliated companies and parent companies almost all of which refer to interest on current accounts for cash management purposes, mainly with:

- *TIM (euro 18,638 thousand);*
- *Telespazio (euro 7,202 thousand);*
- *Stream (euro 7,682 thousand);*
- *Finsiel (euro 6,333 thousand);*
- *Sogei (euro 4,308 thousand).*

■ Interest and other financial expense

Can be analyzed as follows:

	2001				
(in thousands of euro)	**Medium/long-term debt**	**Short-term borrowings**	**Total**	**2000**	**Change**
Interest and fees:					
- subsidiaries	-	257,800	257,800	78,187	179,613
- affiliated companies	-	1,455	1,455	5,703	(4,248)
- banks	133,964	429,383	563,347	412,762	150,585
- other lenders	34,583	13,763	48,346	47,567	779
- suppliers	-	858	858	34	824
- others	-	13,878	13,878	2,036	11,842
	168,547	**717,137**	**885,684**	**546,289**	**339,395**
Interest, premiums and other similar charges on notes			215,328	9,448	205,880
Foreign exchange losses			34,255	28,716	5,539
Accrued portion of issue discounts and similar charges on loans			2,197	605	1,592
Provision for "purchease commitment" for Seat Pagine Gialle shares.			568,622	-	568,622
Other financial expense			106,720	56,641	50,079
Total			**1,812,806**	**641,699**	**1,171,107**

The increase in interest and other financial expense is due mainly to the provision relating to the forward purchase commitment for Seat Pagine Gialle shares connected with the estimate of the nonrecoverability of the original price to exercise the option. See also "Purchases and sales commitments" in the memorandum accounts.

Interest and other financial expense include euro 259,255 thousand of interest and fees on payables to subsidiaries, affiliated companies and parent companies with regard to:

- *Stet International Netherlands (euro 148,632 thousand) – financial expenses on the call option on Seat Pagine Gialle shares as part of the put option on the same shares;*
- *TIM (euro 61,849 thousand) and Seat Pagine Gialle (euro 27,321 thousand) – interest expenses accrued on current accounts for cash management purposes.*

1552

VALUE ADJUSTMENTS TO FINANCIAL ASSETS

- euro 774,867 thousand

(- euro 437,757 thousand in 2000)

Value adjustments to financial assets increased by euro 337,110 thousand compared to 2000. They represent the difference between the upward adjustments of investments for euro 14 thousand and the writedowns of investments for euro 774,881 thousand regarding the following companies:

(in thousands of euro)	Writedowns to the carrying values	Writedowns recorded in the reserve for losses of subsidiaries	Total
Recorded in "long-term investments"			
- Stream	241,352	-	241,352
- TMI - Telemedia International Italia	155,166	5,698	160,864
- TI Lab	49,609	-	49,609
- Softe	43,938	42,955	86,893
- Latin American Nautilus	28,566	-	28,566
- Netesi	7,764	-	7,764
- Trainet	-	8,647	8,647
- Telecom Italia Capital	1,069	4,529	5,598
- IT Telecom	1,085	-	1,085
- Telespazio	90,782	-	90,782
- Telecom Italia do Brasil	-	2,129	2,129
- Other companies	1,603	2,473	4,076
Total	**620,934**	**66,431**	**687,365**
Recorded in "short-term financial assets"			
- TIM	86,275	-	86,275
- Other companies	1,241	-	1,241
Total	**87,516**	**-**	**87,516**

EXTRAORDINARY INCOME AND EXPENSE

- euro 2,892,922 thousand

(-euro 179,460 thousand in 2000)

This item shows a net expense balance, with an increase of euro 2,713,462 thousand. Details are as follows:

(in thousands of euro)		2001	2000	Change
Income				
- gains on disposals		264,388	666,425	(402,037)
- release of sundry reserves to income		120,478	-	120,478
- other		110,346	88,319	22,027
	(A)	495,212	754,744	(259,532)
Expense				
- losses on disposals		1,134	9,870	(8,734)
- provisions and writedowns of investments		2,526,768	-	2,526,768
- restructuring costs (employee reduction plans and territorial programs)		202,556	171,740	30,816
- expenses for the sale of Stream		247,373	-	247,373
- expenses and provisions to reserve for corporate restructuring (cutbacks and layoffs)		-	285,004	(285,004)
- provisions for sale of satellite consortiums		40,000	-	40,000
- other		370,303	467,590	(97,287)
	(B)	3,388,134	934,204	2,453,930
Total	**(A-B)**	**(2,892,922)**	**(179,460)**	**(2,713,462)**

The reduction in "income" is mainly due to the fact that 2000 included gains on the contribution of the business segment "Large Buildings" to IM.SER (euro 509,598 thousand) and the sale of Sirti (euro 117,345 thousand), while in 2001, the gains realized related principally to the *contribution of the investments in Intelsat, Inmarsat and New Skies Satellites to Mirror International Gmbh for euro 138,664 thousand and the sale of the investment in Eutelsat to Mirror International Holding for euro 110,754 thousand.*
Furthermore, in 2001, reserves were released for provisions made in prior years for euro 120,478 thousand for the reserve for the contract with Iraq (euro 61,975 thousand) and the reserve for corporate restructuring costs (euro 50,498 thousand).
"Expense" increased mainly on account of *extraordinary writedowns referring to the investments in Stet International Netherlands (euro 1,984,511 thousand) and in TI Web (euro 542,257 thousand)* in order to rationalize the foreign investment portfolio; the increase is also due to *the provisions related to the agreement with Vivendi/Canal Plus for the transfer of Stream (euro 247,373 thousand) and the sale of the satellite consortiums (euro 40,000 thousand).* Extraordinary expense also comprises euro 155,245 thousand of expense to guarantee uniform status according to Law 58/1992 under the former Telephone Employees Pension Fund (FPT) which, as required by the 2000 Finance Bill, has become part of the general "Employees Pension Fund", and euro 71,431 thousand for the extraordinary annual contribution to INPS (established by the aforementioned Finance Bill for the three years 2000 - 2002) to meet the higher financial requirements covered by the rules of the fund that was abolished.

INCOME TAXES

euro 562,022 thousand

(euro 1,748,811 thousand in 2000)

This item includes current income taxes of euro 73,555 thousand, and deferred income taxes of euro 488,467 thousand. The total decrease of euro 1,186,789 thousand is principally due to the reduction in the tax base mainly as a result of the previously mentioned extraordinary provisions charged in respect of the international investments.
Income taxes include euro 268,085 thousand for income taxes (IRPEG) and euro 293,937 thousand for the regional tax on productive activities (IRAP).
The effective tax rate in 2001 (78.84%) is higher than that of 2000 (40.60%) mainly on account of the effect of the IRAP tax on pre-tax profits as a result of higher financial and extraordinary items which are only deductible for IRPEG tax purposes. The elements for the determination of the tax rate in 2001 are as follows:

(in thousands of euro)		IRPEG	IRAP	TOTAL
Theoretical taxes	(A)	**256,620**	**289,638**	**546,258**
Temporary timing differences taxed and deductible in future years				
- dividends accrued		(563,881)	-	(563,881)
- provision for writedown of receivables		57,809	-	57,809
- provision to the reserves for risks and charges		158,001	-	158,001
- net change relating to installation writedowns and other items		105,118	3,013	108,131
Reversal of prior years' temporary timing differences				
- accelerated depreciation		2,320	274	2,594
- writedowns and amortization and depreciation		(125,147)	(11,136)	(136,283)
- sundry		(138,714)	435	(138,279)
Permanent differences		35,602	4,042	39,644
Differences arising from tax benefits		-	(439)	(439)
Current income taxes		**(212,272)**	**285,827**	**73,555**
Deferred income taxes		**480,357**	**8,110**	**488,467**
Taxes charged to statement of income	(B)	**268,085**	**293,937**	**562,022**
Income before income taxes	(C)			712,832
Theoretical tax rate	(A/C)			76.64
Effective tax rate	(B/C)			78.84

1554

OTHER INFORMATION

■ REMUNERATION TO DIRECTORS AND STATUTORY AUDITORS

In compliance with the art. 78 giving effect to Legislative Decree 58/1998 dated February 24, 1998, that was adopted by Consob under resolution No. 11971 of May 14, 1999 and subsequent changes under resolution No. 12475 of April 6, 2000 and No. 13086 of April 18, 2001, the remuneration to which the directors and statutory auditors are entitled for fiscal 2001 are presented in the following table.
The table has been prepared by reference to the term of office, with remuneration considered on the accrual basis, except for bonuses and other incentives linked to the achievement of personal targets which are reported on a cash basis.
The remuneration for the post is decided for the individual by the appropriate corporate governance body.
Non-cash benefits correspond to the amount subject to taxes based on current tax laws.
Remuneration - prorata over the term of office in Telecom Italia - for the posts of director or statutory auditor in companies of the Group and not handed over to third parties are reported in the column "Other compensation".
Any other type of remuneration paid in 2001 is shown in the column "Other cash compensation".

INDIVIDUAL	DESCRIPTION OF POST		REMUNERATION (in thousands of euro)				
First and last name	Post held	Term of office	Fees for the post	Non-cash benefits	Bonuses and other incentives	Other compen-sation	Other cash compen-sation
BOARD OF DIRECTORS							
Marco TRONCHETTI PROVERA	Chairman	09/27/01-12/31/01	(1) 457				
Gilberto BENETTON	Deputy Chairman	09/27/01-12/31/01	26			(2) 6	
Enrico BONDI	Managing Director	07/31/01-12/31/01	(1) 866			(3) 69	
Carlo Orazio BUORA	Managing Director	09/27/01-12/31/01	(1) 320			(4) 4	
Umberto COLOMBO	Director	11/07/01-12/31/01	26				
Francesco DENOZZA	Director	11/07/01-12/31/01	17				
Luigi FAUSTI	Director	11/07/01-12/31/01	26				
Guido FERRARINI	Director	06/12/01-12/31/01	83			(5) 52	
Paolo GRANDI	Director	11/07/01-12/31/01	(6) 17				
Natalino IRTI	Director	11/07/01-12/31/01	26				
Gianni MION	Director	11/07/01-12/31/01	(7) 17			(8) 13	
Massimo MORATTI	Director	11/07/01-12/31/01	17				
Carlo Alessandro PURI NEGRI	Director	11/07/01-12/31/01	17				
Pier Francesco SAVIOTTI	Director	11/07/01-12/31/01	26				
Roberto ULISSI	Director	06/12/01-12/31/01	(9) 86				
Roberto COLANINNO	Chairman and Managing Director	01/01/01-07/31/01	(10) 1,146			(11) 72	
Antonio TESONE	Honorary Chairman	01/01/01-09/26/01	58				
Sergio EREDE	Deputy Chairman	01/01/01-08/03/01	67			(12) 17	(13) 15,870
Angelo BENESSIA	Director	01/01/01-04/05/01	27				(14) 29
Peter A. COHEN	Director	01/01/01-11/07/01	105				
Salvatore DONATO	Director	01/01/01-11/07/01	67				
Paolo FERRO-LUZZI	Director	01/01/01-11/07/01	60				
Emilio GNUTTI	Director	01/01/01-11/07/01	67				
Jeffrey E. LIVINGSTON	Director	01/01/01-11/07/01	105				
Ettore LONATI	Director	01/01/01-11/07/01	67				
Domenico Giovanni SINISCALCO	Director	01/01/01-05/28/01	45				
Joseph M. TUCCI	Director	01/01/01-09/25/01	49				
Gèrard WORMS	Director	01/01/01-11/07/01	90				

INDIVIDUAL	DESCRIPTION OF POST		REMUNERATION (in thousands of euro)				
First and last name	Post held	Term of office	Fees for the post	Non-cash benefits	Bonuses and other incentives	Other compen-sation	Other cash compen-sation
BOARD OF STATUTORY AUDITORS							
Paolo GERMANI	Chairman	01/01/01-12/31/01	(9) 136				
Mario BOIDI	Acting Auditor	01/01/01-12/31/01	97				
Paolo GOLIA	Acting Auditor	01/01/01-12/31/01	97				
Fabrizio QUARTA	Acting Auditor	01/01/01-12/31/01	97				
Gianfranco ZANDA	Acting Auditor	01/01/01-12/31/01	97			(15) 132	

(1) The amount includes the remuneration ex art. 2389, section 2, of the Italian Civil Code;
(2) Remuneration for the post of director in the subsidiary Seat Pagine Gialle;
(3) Remuneration for the post of Chairman of Seat Pagine Gialle, Telecom Italia Mobile and Telespazio paid over to Telecom Italia;
(4) Remuneration for the post of Deputy Chairman in Telecom Italia Mobile paid over to Telecom Italia;
(5) Remuneration for the posts of director and Committee member in Telecom Italia Mobile;
(6) Remuneration paid over to Banca Intesa BCI;
(7) Remuneration paid out to Edizione Holding;
(8) Remuneration for the posts of director and Committee member in Seat Pagine Gialle and director in Telecom Italia Mobile paid over to Edizione Holding;
(9) Remuneration for the post was not received by the person but will be paid over to the Administration Fund of the entity for which he works;
(10) The remuneration comprises all remuneration, including remuneration for all posts of whatever nature as well as posts covered in other subsidiaries or affiliates of Telecom Italia. In particular, waiver has been given for the portions to which he is entitled of the remuneration to the Board of Directors already voted by the Telecom Italia Shareholders' Meeting ex. art. 2389, section 1 of the Italian Civil Code;
(11) Remuneration for the post of Chairman and Deputy Chairman of the subsidiaries Telecom Italia Mobile and Seat Pagine Gialle was paid over to Telecom Italia;
(12) Remuneration for the posts of director and Committee member in Seat Pagine Gialle;
(13) Fees paid in 2001 to the professional association Bonelli Erede Pappalardo of which l'Avv. Erede is a shareholder. The amount includes the fees paid by Telecom Italia Mobile and by Seat Pagine Gialle;
(14) Remuneration paid to Studio Benessia Maccagno in 2001 for professional services rendered to Telecom Italia Mobile S.p.A.;
(15) Remuneration for the post of Chairman of the Board of Statutory Auditors in the subsidiary IT Telecom and Statutory Auditor in the subsidiaries Finsiel, Immsi, Telespazio and Telecom Italia Mobile.

INTRODUCTION OF THE EURO

The expenses borne during the year for the introduction of the euro currency total euro 22 million. Euro 2 million of this amount have been charged to the statement of income in *"production cost: services"* since they refer to work on the system for the conversion of the accounting balances into euro and euro 20 million have been charged to intangibles under *"industrial patents and intellectual property rights"* in respect of new and more complex software programs now in use.

■ ANNEX 1

LONG-TERM INVESTMENTS AND ADVANCES ON FUTURE CAPITAL CONTRIBUTIONS OF SUBSIDIARIES AND AFFILIATED COMPANIES

	12/31/2000				Changes during the year						12/31/2001			
(in thousands of euro)	Cost	Upward adjust-ments	Write-downs	Carrying value	Purchases/ Subscrip-tions	Reclassi-fications	Disposals (1)	Writedowns (-)/Reinsta-tements of valute (+)	Capital Replenish-ments	Total	Cost	Upward adjust-ments	Write-downs	Carrying value
Equity investments in subsidiaries														
ATESIA	3,707	-	-	3,707	-	-	-	-	-	-	3,707	-	-	3,707
CONSULTEL (in liquidation)	1,340	-	(1,340)	-	-	-	-	-	-	-	1,340	-	(1,340)	-
EDOTEL	620	-	-	620	-	-	-	(116)	-	(116)	620	-	(116)	504
ELETTRA TLC	13,376	-	(174)	13,202	-	(13,202)	-	-	-	(13,202)	-	-	-	-
EMSA	29,136	240	-	29,376	-	-	-	-	-	-	29,136	240	-	29,376
FINSIEL	362,070	-	-	362,070	2,181	-	-	-	-	2,181	364,251	-	-	364,251
GOLDEN NETHERLANDS	94	-	-	94	-	(94)	-	-	-	(94)	-	-	-	-
HUIT	51,005	-	-	51,005	-	(51,005)	-	-	-	(51,005)	-	-	-	-
IMMSI	4,428	13,800	-	18,228	-	-	-	-	-	-	4,428	13,800	-	18,228
IREOS (in liquidation)	103	-	(103)	-	-	-	-	-	-	-	103	-	(103)	-
IRIDIUM ITALIA (in liquidation)	775	-	(775)	-	-	-	-	-	-	-	775	-	(775)	-
IT TELECOM	25,823	-	-	25,823	-	-	-	(1,085)	-	(1,085)	25,823	-	(1,085)	24,738
LATIN AMERICAN NAUTILUS S.A.	47,863	-	-	47,863		-	-	(28,566)	-	(28,566)	47,863	-	(28,566)	19,297
MED-1 Submarine Cables	5	-	-	5	-	-	-	-	-	-	5	-	-	5
MEDITERRANEAN NAUTILUS S.A.	35	-	-	35	1,115	13,202	-	-	-	14,317	14,352	-	-	14,352
MIRROR INTERNATIONAL GMBH	-	-	-	-	30	(30)	-	-	-	-	-	-	-	-
MIRROR INTERNATIONAL HOLDING	-	-	-	-	150,404	83,749	(234,153)	-	-	-	-	-	-	-
NETSIEL	108,486	-	-	108,486	-	-	-	-	-	-	108,486	-	-	108,486
PATH.NET	25,820	-	-	25,820	-	-	-	-	-	-	25,820	-	-	25,820
SAIAT	34,743	11,617	-	46,360		-	-	-	-	-	34,743	11,617	-	46,360
SARITEL	17,783	-	-	17,783	-	-	-	-	-	-	17,783	-	-	17,783
SCUOLA SUPERIORE GUGLIELMO REISS ROMOLI	1,549	-	-	1,549	-	-	-	-	-	-	1,549	-	-	1,549
SEAT PAGINE GIALLE	6,732,909	-	-	6,732,909	3			-		3	6,732,912	-	-	6,732,912
SODALIA	4,138	-	(51)	4,087	-	-	-	-	-	-	4,138	-	(51)	4,087
SOFTE	5,882	38,056	-	43,938	-	-	-	(43,938)	-	(43,938)	5,882	38,056	(43,938)	-
STET INTERNATIONAL NETHERLANDS	5,721,997	-	(23,197)	5,698,800	-	2,017,435	-	(1,984,511)	-	32,924	7,772,566	-	(2,040,842)	5,731,724
TECNO SERVIZI MOBILI (ex HITECO CONS.)	-	-	-	-	103	-	(50)		-	53	53	-	-	53
TELECOM ITALIA CAPITAL	34	-	-	34	1,035	-	-	(1,069)	-	(34)	1,069	-	(1,069)	-
TELECOM ITALIA GMBH	43	-	-	43	-	-	-	-	-	-	43	-	-	43
TELECOM ITALIA DO BRASIL	2,120	-	(2,120)	-	-	-	-	-	-	-	2,120	-	(2,120)	-
TELECOM ITALIA MOBILE	4,202,226	84,144	-	4,286,370		-	-	-	-	-	4,202,226	84,144	-	4,286,370
TELECOM ITALIA of NORTH AMERICA	3,585	-	(1,661)	1,924	-	-	-	(110)	-	(110)	3,585	-	(1,771)	1,814
TELECONTACTCENTER	-	-	-	-	110	-	-	-	-	110	110	-	-	110
TELE PAY ROLL SERVICE	1,841	-	(23)	1,818	1,550	-	-	(708)	-	842	3,391	-	(731)	2,660
TELESOFT	12,550	-	-	12,550	-	-	-	-	-	-	12,550	-	-	12,550
TELESPAZIO	101,226	-	-	101,226	-	-	-	(90,782)	70,000	(20,782)	86,260	-	(5,816)	80,444
TELIMM	18	-	-	18	-	-	-	-	-	-	18	-	-	18
TELSI	550,589	-	-	550,589	-	(550,589)	-	-	-	(550,589)	-	-	-	-
TI AUSTRIA GMBH	-	-	-	-	1,150	35	-	-	-	1,185	1,185	-	-	1,185
TI BELGIUM	1,500	-	-	1,500	1,500	-	-	-	-	1,500	3,000	-	-	3,000
TI FRANCE	8	-	-	8	10,300	-	-	-	-	10,300	10,308	-	-	10,308

1557

(») Equity investments in subsidiaries

	12/31/2000				Changes during the year						12/31/2001			
(in thousands of euro)	Cost	Upward adjust-ments	Write-downs	Carrying value	Purchases/ Subscrip-tions	Reclassi-fications	Disposals (1)	Writedowns (-)/Reinsta-tements of valute (+)	Capital Replenish-ments	Total	Cost	Upward adjust-ments	Write-downs	Carrying value
TI GERMANY	25	-	-	25	9,300	-	-	-	-	9,300	9,325	-	-	9,325
TI IRELAND	-	-	-	-	-	-	-	-	-	-	-	-	-	-
TI LAB (ex CSELT)	78	2,588	-	2,666	40,338	44,741	-	(49,609)	-	35,470	85,157	2,588	(49,609)	38,136
TI MEDIA	-	-	-	-	-	51,005	-	-	-	51,005	51,005	-	-	51,005
TI NETHERLANDS	18	-	-	18	3,500	-	-	-	-	3,500	3,518	-	-	3,518
TI SPAIN	-	-	-	-	703	-	-	-	-	703	703	-	-	703
TI SWITZERLAND	13	-	-	13	2,618	-	-	-	-	2,618	2,631	-	-	2,631
TI UNITED KINGDOM	2	-	-	2	3,702	-	-	-	-	3,702	3,704	-	-	3,704
TI WEB	31	-	-	31		550,589	-	(542,257)	-	8,332	550,620	-	(542,257)	8,363
TMI - TELEMEDIA INTERNATIONAL ITALIA	86,521	-	(60,877)	25,644	-	-	-	(155,166)	129,522	(25,644)	86,521	-	(86,521)	-
TRAINET	674	-	-	674	-	(6)	-	(668)	-	(674)	674	-	(674)	-
Consorzio GRUPPO STET PER ITALIA 90 (in liquidation)	41	-	-	41	-	-	-	-	-	-	41	-	-	41
	18,156,830	150,445	(90,321)	18,216,954	229,642	2,145,830	(234,203)	(2,898,585)	199,522	(557,794)	20,316,099	150,445	(2,807,384)	17,659,160

(1)	TMI - TELEMEDIA INTERNATIONAL ITALIA	MIRROR INTERN. HOLDING	TECNO SERVIZI IMMOBILIARI
Cost	129,522	234,153	50
Writedowns	(129,522)	-	-
	-	234,153	50

	12/31/2000				Changes during the year						12/31/2001			
(in thousands of euro)	Cost	Upward adjust-ments	Write-downs	Carrying value	Purchases/ Subscrip-tions	Reclassi-fications	Disposals (1)	Writedowns (-)/Reinsta-tements of valute (+)	Capital Replenish-ments	Total	Cost	Upward adjust-ments	Write-downs	Carrying value
Equity investments in affiliated companies														
ANCITEL	93	-	-	93	-	(93)	-	-	-	(93)	-	-	-	-
ASTELIT	1	-	(1)	-	-	-	-	-	-	-	1	-	(1)	-
CARTESIA	516	-	-	516	-		-	-	-	-	516	-	-	516
CYGENT INC.	11,851	-	-	11,851		(11,851)	-	-	-	(11,851)	-	-	-	-
CZECH TELESPAZIO (in liquidation)	17	-	-	17		(17)	-	-		(17)	17	-	(17)	-
EUTELSAT	216,176	-	-	216,176	38,970		(255,146)	-	-	(216,176)	-	-	-	-
FINTECH	12,911	-	-	12,911		(12,911)	-	-	-	(12,911)	-	-	-	-
GEIS - GENERAL ELECTRIC INFORMATION SERVICES	15,248	-	(14,302)	946	-	-	(946)	-	-	(946)	-	-	-	-
IM.SER	202,335	-	-	202,335	-	-	(75,058)	-	-	(75,058)	127,277	-	-	127,277
MIRROR INTERNATIONAL HOLDING	-	-	-	-	-	100,351	-	-	-	100,351	100,351	-	-	100,351
NORDCOM	-	-	-	-	26,983	-	-	-	-	26,983	26,983	-	-	26,983
NORTEL INVERSORA	19,114	-	-	19,114	-	-	-	-	-	-	19,114	-	-	19,114
SIEMENS INFORMATICA	2,417	1,424	-	3,841	-	-	-	-	-	-	2,417	1,424	-	3,841
SIOSISTEMI	3,305	-	-	3,305	-	(3,305)	-	-	-	(3,305)	-	-	-	-
SITEBA	751	-	-	751	-	-	-	-	-	-	751	-	-	751
STREAM	247,940	-	(147,724)	100,216			-	(241,352)	173,052	(68,300)	247,940	-	(216,024)	31,916
SOCIETÀ TRASPORTO TELEMATICO	2,272	-	-	2,272	-	-	(2,272)	-	-	(2,272)	-	-	-	-
TELEMACO IMMOBILIARE	-	-	-	-	75,798	-	-	-	-	75,798	75,798	-	-	75,798
VOICE MAIL INTERNATIONAL (in liquidation)	3,801	-	(3,801)	-	-	-	-	-	-	-	3,801	-	(3,801)	-
Consorzio DREAMFACTORY	89	-	-	89	-	(89)	-	-	-	(89)	-	-	-	-
Consorzio FORMAZIONE INTERNAZIONALE	21	-	-	21	-	(21)	-	-	-	(21)	-	-	-	-
Consorzio R.E.S.	155	-	-	155	-	-	-	-	-	-	155	-	-	155
Consorzio TELCAL	211	-	-	211	-	-	-	-	-	-	211	-	-	211
Consorzio TELEMED (in liquidation)	10	-	-	10	-	-	-	-	-	-	10	-	-	10
	739,234	**1,424**	**(165,828)**	**574,830**	**141,751**	**72,064**	**(333,422)**	**(241,352)**	**173,052**	**(187,907)**	**605,342**	**1,424**	**(219,843)**	**386,923**

(1)	GEIS	SOCIETÀ TRASPORTO TELEMATICO	CONSORZIO FORMAZ. ITZ	IM.SER	STREAM	EUTELSAT
Cost	15,248	2,272	21	75,058	173,053	255,146
Writedowns	(14,302)	-	(21)		(173,053)	-
	946	**2,272**	**-**	**75,058**	**-**	**255,146**



(in thousands of euro)	12/31/2000				Changes during the year						12/31/2001			
	Cost	Upward adjust-ments	Write-downs	Carrying value	Purchases/ Subscrip-tions	Reclassi-fications	Disposals (1)	Writedowns (-)/Reinsta-tements of valute (+)	Capital Replenish-ments	Total	Cost	Upward adjust-ments	Write-downs	Carrying value
Equity investments in other companies														
ACCEL	1,579	-	-	1,579	-	(1,480)	(99)	-	-	(1,579)	-	-	-	-
ANCITEL	-	-	-	-	-	93	-	-	-	93	93	-	-	93
CAF ITALIA	1	-	-	1	-		-	-	-	-	1	-	-	1
CENTRO MULTIMEDIALE DI TERNI	258	-	-	258	-	(116)	(142)	-	-	(258)	-	-	-	-
DMAIL.IT	4,375	-	-	4,375	-	(3,066)	(1,309)	-	-	(4,375)	-	-	-	-
EDINDUSTRIA	44	-	(6)	38	-	-	-	-	-	-	44	-	(6)	38
EMITTENTI TITOLI	423	-	-	423	-	-	-	-	-	-	423	-	-	423
ERTICO	1	-	-	1	-	-	-	-	-	-	1	-	-	1
EURESCOM	9	-	-	9	-	-	-	-	-	-	9	-	-	9
FRATELLI ALINARI	3,101	-	-	3,101	-	-	-	-	-	-	3,101	-	-	3,101
GEMINI ISRAEL III P	610	-	-	610	-	(610)	-	-	-	(610)	-	-	-	-
IFM INFOMASTER	683	-	-	683	-	(683)	-	-	-	(683)	-	-	-	-
INMARSAT	9,844	-	-	9,844	-	(9,844)	-	-	-	-	-	-	-	-
INSULA	248	-	-	248	-	-	-	-	-	-	248	-	-	248
INTELSAT	23,465	-	-	23,465	-	(15,135)	(8,330)	-	-	(23,465)	-	-	-	-
IRI MANAGEMENT	7	-	(1)	6	-	-	(6)	-	-	(6)	-	-	-	-
ISTITUTO DELLA ENCICLOPEDIA ITALIANA FONDATA DA GIOVANNI TRECCANI	4,545	-	(1,424)	3,121	710	-	-	-	-	710	5,255	-	(1,424)	3,831
ITXC (ex Efusion)	2,067	-	-	2,067	-	(2,067)	-	-	-	(2,067)	-	-	-	-
JERUSALEM GLOBAL VENTURE	773	-	-	773	-	(773)	-	-	-	(773)	-	-	-	-
MEDIA TECHNOLOGY VENTURE	3,780	-	-	3,780	-	(3,780)	-	-	-	(3,780)	-	-	-	-
MIX	10	-	-	10	-	-	-	-	-	-	10	-	-	10
NETESI	-	-	-	-	10,625	-	-	(7,764)	-	2,861	10,625	-	(7,764)	2,861
NEW SKIES SATELLITES	20,457	-	-	20,457	-	(20,457)	-	-	-	(20,457)	-	-	-	-
RETE TELEMATICA PIEMONTESE	247	-	-	247	-	(247)	-	-	-	(247)	-	-	-	-
SIA	11,278	-	-	11,278		-	-	-	-	-	11,278	-	-	11,278
SODETEL	4	-	-	4	-	-	-	-	-	-	4	-	-	4
STOA'	89	-	-	89	-	(89)	-	-	-	(89)	-	-	-	-
TECNO IDRO METEO (in liquidation)	43	-	(43)	-	-	-	-	-	-	-	-	-	-	-
TELEPORTO ADRIATRICO	124	-	-	124	-	-	-	-	-	-	124	-	-	124
THE FANTASTIC CORPORATION	320	-	-	320	-	(320)	-	-	-	(320)	-	-	-	-
UBAE	1,897	-	-	1,897	-	-	-	-	-	-	1,897	-	-	1,897
VERTICAL NETWORKS	2,562	-	-	2,562	-	(2,562)	-	-	-	(2,562)	-	-	-	-
Consorzio C.I. MARK	3	-	-	3	-	-	-	-	-	-	3	-	-	3
Consorzio CAISI	2	-	-	2	-	-	(2)	-	-	(2)	-	-	-	-
Consorzio CEFRIEL	36	-	-	36	-	-	-	-	-	-	36	-	-	36
Consorzio CIES	26	-	-	26	-	-	-	-	-	-	26	-	-	26
Consorzio CO.TIM (in liquidation)	4	-	(2)	2	-	-	-	-	-	-	4	-	(2)	2
Consorzio DI BIOINGEGNERIA ED INFORMATICA MEDICA	15	-	-	15	-	-	-	-	-	-	15	-	-	15
Consorzio Nazionale Imballaggi (CONAI)	1	-	-	1	-	-	-	-	-	-	1	-	-	1
Consorzio ELIS	3	-	-	3	-	-	-	-	-	-	3	-	-	3
Consorzio ENERGIA FIERA DISTRICT	2	-	-	2	-	-	-	-	-	-	2	-	-	2
Consorzio GE.SE.CE.DI	72	-	-	72	-	-	-	-	-	-	72	-	-	72
Consorzio NETTUNO	41	-	-	41	-	-	-	-	-	-	41	-	-	41
Consorzio TECHNAPOLI	207	-	-	207	-	-	-	-	-	-	207	-	-	207
	93,256	**-**	**(1,476)**	**91,780**	**11,335**	**(61,136)**	**(9,888)**	**(7,764)**	**-**	**(67,453)**	**33,523**	**-**	**(9,196)**	**24,327**
Total long-term equity investments	**18,989,320**	**151,869**	**(257,625)**	**18,883,564**	**382,728**	**2,156,758**	**(577,513)**	**(3,147,701)**	**372,574**	**(813,154)**	**20,954,964**	**151,869**	**(3,036,423)**	**18,070,410**
Advances on future capital contributions of subsidiaries and affiliated companies	**963,135**	**-**	**-**	**963,135**	**1,133,234**	**(2,017,473)**	**-**	**-**	**-**	**(884,239)**	**78,896**	**-**	**-**	**78,896**

(1)	DMAIL.IT	ACCEL	Cons. CAISI	STOA'	CENTRO MULTIM. TERNI	RTP	IRI MANA-GEMENT	TECNO IDRO METEO
Cost	1,309	99	2	89	258	247	7	140
Writedowns	-			(89)	(116)	(247)	(1)	(140)
	1,309	**99**	**2**	**-**	**142**	**-**	**6**	**-**

1560

ANNEX 2

LIST OF EQUITY INVESTMENTS IN SUBSIDIARIES AND AFFILIATED COMPANIES AT 12/31/2001

(in thousands of euro)	Registered office		Share capital (1)	Shareholders' equity (1) (2)	Net income/ (loss) (1)	Percentage ownership (%)	Share of shareholders' equity (A) (3)		Carrying value (B)	Difference (B-A)
Subsidiaries										
ATESIA	Rome		3,150	42,281	20,221	100.00%	22,656		3,707	(18,949)
CONSULTEL (in liquidation)	Rome		1,323	(2,001)	(69)	100.00%	(2,001)	(4)	-	2,001
EDOTEL	Turin		1,020	840	(79)	60.00%	504		504	-
EMSA	Turin		580	36,212	3,104	100.00%	33,417		29,376	(4,041)
FINSIEL	Rome		59,982	206,170	37,110	77.19%	257,799	(5)	364,251	106,452
IMMSI	Turin		114,400	139,115	1,591	45.31%	63,028		18,228	(44,800)
IREOS (in liquidation)	Rome		100	(1,483)	(144)	100.00%	(1,483)	(4) (10)	-	1,483
IRIDIUM ITALIA (in liquidation)	Rome		2,575	(3,767)	-	30.00%	(1,130)	(4)	-	1,130
IT TELECOM	Rome		25,000	24,738	(880)	100.00%	24,738		24,738	-
LATIN AMERICAN NAUTILUS S.A.	Luxembourg	USD (,000)	60,000 68,082	24,295 27,568	(35,402) (40,171)	70.00%	19,297		19,297	-
MED-1 Submarine Cables	Ramat Gan (Israel)	NIS (,000)	100 25	(101) (26,007)	(27) (6,966)	23.18%	- (6,027)	(5)	5	- 6,032
MEDITERRANEAN NAUTILUS S.A.	Luxembourg	USD (,000)	326,480 370,457	325,133 368,928	(1,302) (1,477)	62.51%	- 230,614		14,352	- (216,262)
NETSIEL	Bari		65,074	159,122	396	68.65%	109,239		108,486	(753)
PATH.NET	Rome		25,800	26,182	754	99.99%	26,179		25,820	(359)
SAIAT	Turin		35,745	49,920	6,867	100.00%	43,129		46,360	3,231
SARITEL	Pomezia (Rome)		11,445	36,210	7,206	100.00%	29,765		17,783	(11,982)
SCUOLA SUPERIORE GUGLIELMO REISS ROMOLI	L'Aquila		1,549	3,250	913	100.00%	3,250		1,549	(1,701)
SEAT PAGINE GIALLE	Milan		341,184	1,640,852	(259,590)	53.21%	828,028	(5)	6,732,912	5,904,884
SODALIA	Trento		3,099	4,720	197	100.00%	4,720		4,087	(633)
SOFTE	Luxembourg	USD (,000)	100,000 113,470	15,524 17,615	(192,375) (218,288)	100.00%	(42,986)	(4) (12)	-	42,986
STET INTERNATIONAL NETHERLANDS	Amsterdam (Holland)	NLG (,000)	2,378,339	4,889,068	(2,790,653)	100.00%	4,650,612	(5)	5,731,724	1,081,112
TECNO SERVIZI MOBILI (ex HITECO Cons.)	Rome		26	112	14	51.00%	57		53	(4)
TELECOM ITALIA CAPITAL	Luxembourg	USD (,000)	1,000 1,135	(3,991) (4,529)	(4,226) (4,795)	100.00%	(4,529)	(4)	-	4,529
TELECOM ITALIA GMBH	Wien (Austria)	Ats (,000)	500 36	5,505 400	4,023 293	100.00%	400		43	(357)
TELECOM ITALIA DO BRASIL	Rio de Janeiro (Brazil)	RD (,000)	2,700 1,320	(2,461) (1,203)	(127) (62)	99.99%	(1,203)	(4)	-	1,203
TELECOM ITALIA MOBILE (6)	Turin		513,964	10,331,807	1,906,547	54.82%	3,886,203	(5)	4,286,370	400,167
TELECOM ITALIA of NORTH AMERICA	New York (USA)	USD (,000)	5,550 6,298	1,598 1,442	(953) (1,452)	100.00%	1,442	(4)	1,814	372
TELECONTACTCENTER	Naples		110	258	148	100.00%	258		110	(148)
TELE PAY ROLL SERVICE	Rome		2,640	2,661	(1,786)	100.00%	2,660		2,660	-
TELESOFT	Rome		21,060	55,441	(4,105)	60.00%	33,265		12,550	(20,715)
TELESPAZIO	Rome		50,000	80,443	(133,339)	100.00%	77,138	(5)	80,444	3,306
TEVIMM	Turin		4,255	34,850	869	0.58%	202		18	(184)
TI AUSTRIA GMBH	Wien (Austria)		35	877	(308)	100.00%	877		1,185	308
TI BELGIUM	Bruxelles (Belgium)		3,000	2,662	(255)	100.00%	2,662		3,000	338
TI FRANCE	Parigi (France)		10,308	11,815	1,802	100.00%	11,815		10,308	(1,507)
TI GERMANY	Frankfurt (Germany)		25	10,053	1,094	100.00%	10,053		9,325	(728)
TI IRELAND	Dublin (Ireland)		-	(12)	(5)	100.00%	(12)	(4)	-	12
TI LAB (ex CSELT)	Turin		25,500	38,135	(67,381)	100.00%	38,136		38,136	-

1561



(») Subsidiaries

(in thousands of euro)	Registered office		Share capital (1)	Shareholders' equity (1) (2)	Net income/ (loss) (1)	Percentage ownership (%)	Share of shareholders' equity (A) (3)		Carrying value (B)	Difference (B-A)
TI MEDIA	Luxembourg		4,310	314,866	-	100.00%	314,864		51,005	(263,859)
TI NETHERLANDS	Amsterdam (Holland)		18	3,667	148	100.00%	3,667		3,518	(149)
TI SPAIN	Madrid (Spain)		703	691	(12)	100.00%	691		703	12
TI SWITZERLAND	Zurich (Switzerland)	CHF (,000)	2,000	3,937	444					
			1,349	2,655	299	100.00%	2,655		2,631	(24)
TI UNITED KINGDOM	London (UK)	£ (,000)	2,295	2,440	305					
			3,772	4,011	501	100.00%	4,011		3,704	(307)
TI WEB	Luxembourg	USD (,000)	856,779	(1,522)	(857,083)					
			972,187	(1,727)	(972,532)	100.00%	8,363	(8)	8,363	-
TMI - TELEMEDIA INTERNATIONAL ITALIA	Rome		86,511	(5,698)	(160,863)	100.00%	(4,000)	(4) (5)	-	4,000
TRAINET	Rome		674	(8,647)	(9,474)	100.00%	(8,647)	(4) (10)	-	8,647
Consorzio GRUPPO STET PER ITALIA 90 (in liquidation)	Rome		52	52	-	80.00%	41		41	-
									17,659,160	6,984,685

1562



(in thousands of euro)	Registered office		Share capital (1)	Shareholders' equity (1) (2)	Net income/ (loss) (1)	Percentage ownership (%)	Share of shareholders' equity (A) (3)		Carrying value (B)	Difference (B-A)
Affiliated companies										
ASTELIT	Moscow (Russia)	USD (,000)	- -	(5,544) (6,291)	(606) (688)	50.00%	(3,145)	(4)	-	3,145
CARTESIA	Rome		1,033	115	(669)	50.00%	58	(4)	516	459
CZECH TELESPAZIO (in liquidation)	Prague (Czech Rep.)	K.C. (,000)	750 23	19 -	(1) -	40.00%	- -		-	-
IM.SER	Turin		144,480	306,587	(4,092)	40.00%	122,635		127,277	4,642
MIRROR INTERNATIONAL HOLDING	Luxembourg		250	250	-	30.00%	75	(11)	100,351	100,276
NORDCOM	Milan		90	89	(4)	42.00%	37		26,983	26,946
NORTEL INVERSORA	Buenos Aires (Argentina)	Pesos Arg. (,000)	78,633 89,225	1,298,000 1,472,841	25,000 28,368	16.58%	(48,320)	(7)	19,114	67,434
SIEMENS INFORMATICA	Milan		6,192	49,637	(2,026)	49.00%	24,849	(5)	3,841	(21,008)
SITEBA	Milan		2,582	13,319	3,504	30.00%	3,996		751	(3,245)
STREAM	Rome		421,360	194,514	(322,584)	50.00%	97,257	(9)	31,916	(65,341)
TELEMACO IMMOBILIARE	Rome		9,600	230,465	41,142	40.00%	92,186		75,798	(16,388)
VOICE MAIL INTERNATIONAL (in liquidation)	Santa Clara (USA)	USD (,000)	49 55	49 55	- -	37.07%	20		-	(20)
Consorzio R.E.S.	Rome		310	310	-	50.00%	155		155	-
Consorzio TELCAL	Catanzaro		878	878	-	24.00%	211		211	-
Consorzio TELEMED (in liquidation)	Rome		103	100	(56)	33.33%	33		10	(23)
									386,923	**96,876**

(1) Data taken from the latest financial statements
(2) Includes net income (loss)
(3) Net of dividends paid
(4) Covered by reserve for losses of subsidiaries and affiliates
(5) Data taken from the latest consolidated financial statements
(6) Does not include stock included in short-term financial assets
(7) At December 31, 2001, the percentage of the ordinary share capital is 32.50%, while the percentage of total shareholders' equity, taking into account the redemption of the Class A preferred shares, is 16.58%. Consolidated data used to account for the investment by the equity method in the Telecom Italia consolidated financial statements
(8) Adjusted data showing Telsi accounted for using the equity method
(9) Data taken from the balance sheet at September 30, 2001
(10) Data taken from the financial statements at December 31, 2001, not yet approved
(11) The company was created on December 6, 2001
(12) Adjusted data showing Sogerim accounted for using the equity method

ANNEX 3

COMPARISON OF BOOK VALUE OF LISTED SHARES WITH MARKET PRICES

		Market value		Carrying value		Difference	
December 31, 2001	Share	Unit price (in euro)	Total (thousands of euro) (A)	Unit price (in euro)	Total (thousands of euro) (B)	Unit price (in euro)	Total (thousands of euro) (A-B)
Long-term equity investments							
TELECOM ITALIA MOBILE							
- ordinary shares	4,695,889,519	6.30	29,565,320	0.91	4,286,371	5.39	25,278,950
SEAT PAGINE GIALLE							
- ordinary shares	6,051,510,901	0.92	5,579,493	1.11	6,732,912	(0.19)	(1,153,419)
IMMSI	99,674,748	0.71	71,168	0.18	18,228	0.53	52,940
Short-term financial assets							
TELECOM ITALIA MOBILE							
- ordinary shares	38,192,000	6.30	240,457	6.30	240,457	-	-

ANNEX 4

ACCOUNTS RECEIVABLE AND ACCRUED INCOME BY MATURITY AND TYPE

(in thousands of euro)	12/31/2001 Amounts due				12/31/2000 Amounts due			
	Within one year	From two to five years	After five years	Total	Within one year	From two to five years	After five years	Total
Accounts receivable in long-term investments								
Subsidiaries	-	60,000	-	60,000	-	50,000	-	50,000
Others								
. customers	709	177	-	886	747	192	-	939
. employees	8,887	24,390	16,108	49,385	7,849	30,516	10,723	49,088
. security deposits	1,347	3,792	787	5,926	592	3,777	663	5,032
. miscellaneous	49,581	54,960	-	104,541	65,926	79,196	-	145,122
	60,524	**143,319**	**16,895**	**220,738**	**75,114**	**163,681**	**11,386**	**250,181**
Accounts receivable in current assets								
Other loans from								
Subsidiaries	496,989	-	-	496,989	1,062,416	-	-	1,062,416
Affiliated companies	122,490	-	-	122,490	62,528	-	-	62,528
Others	547,878	-	-	547,878	898,365	-	-	898,365
	1,167,357	**-**	**-**	**1,167,357**	**2,023,309**	**-**	**-**	**2,023,309**
Trade receivables								
Customers	4,241,654	-	-	4,241,654	4,295,583	-	-	4,295,583
Subsidiaries	671,132	-	-	671,132	608,332	-	-	608,332
Affiliated companies	188,847	-	-	188,847	178,903	-	-	178,903
Parent companies	1,090	-	-	1,090	1,139	-	-	1,139
Other receivables due from								
- Government and other public entities for grants and subsidies	1,265	-	-	1,265	1,265	-	-	1,265
	5,103,988	**-**	**-**	**5,103,988**	**5,085,222**	**-**	**-**	**5,085,222**
Other receivables								
Subsidiaries	1,028,799	-	-	1,028,799	1,032,734	-	-	1,032,734
Affiliated companies	233	-	-	233	178	-	-	178
Parent companies	-	-	-	-	69	-	-	69
Miscellaneous receivables								
- deferred tax assets	414,604	94,490	-	509,094	345,627	139,579	-	485,206
- other	1,410,922	-	-	1,410,922	492,424	-	-	492,424
	2,854,558	**94,490**	**-**	**2,949,048**	**1,871,032**	**139,579**	**-**	**2,010,611**
Total accounts receivable	**9,125,903**	**94,490**	**-**	**9,220,393**	**8,979,563**	**139,579**	**-**	**9,119,142**
Accrued income	**11,944**	**-**	**-**	**11,944**	**17,424**	**-**	**-**	**17,424**

ANNEX 5

LIABILITIES AND ACCRUED EXPENSES BY MATURITY AND TYPE

	12/31/2001 Amounts due				12/31/2000 Amounts due			
(in thousands of euro)	Within one year	From two to five years	After five years	Total	Within one year	From two to five years	After five years	Total
Medium/long-term debt								
Debentures	-	6,300,000	1,950,000	8,250,000	-	-	145,456	145,456
Due to banks	810,364	1,767,875	3,126	2,581,365	554,926	2,510,683	79,199	3,144,808
Due to other lenders	172,330	273,300	44,358	489,988	205,751	348,476	104,755	658,982
Taxes payable	18,241	31,921	-	50,162				
	1,000,935	**8,373,096**	**1,997,484**	**11,371,515**	**760,677**	**2,859,159**	**329,410**	**3,949,246**
Short-term borrowings								
Due to banks	4,727,055	-	-	4,727,055	9,625,678	-	-	9,625,678
Due to other lenders	167,789	-	-	167,789	-	-	-	-
Subsidiaries	1,218,043	-	-	1,218,043	3,997,025	-	-	3,997,025
Affiliated companies	29,205	-	-	29,205	134,553	-	-	134,553
Other liabilities	395,266	-	-	395,266	1,194,648	-	-	1,194,648
	6,537,358	**-**	**-**	**6,537,358**	**14,951,904**	**-**	**-**	**14,951,904**
Trade payables (1)								
Suppliers	2,240,654	-	-	2,240,654	2,832,844	-	-	2,832,844
Subsidiaries	1,090,902	-	-	1,090,902	1,101,949	-	-	1,101,949
Affiliated companies	215,446	-	-	215,446	431,175	-	-	431,175
Parent companies	11	-	-	11	1,306	-	-	1,306
	3,547,013	**-**	**-**	**3,547,013**	**4,367,274**	**-**	**-**	**4,367,274**
Other payables								
Subsidiaries	41,785	-	-	41,785	68,984	-	-	68,984
Affiliated companies	93	-	-	93	5,516	-	-	5,516
Taxes payable	398,336	12,054	-	410,390	494,108	-	-	494,108
Contributions to pension and social security institutions	174,051	267,822	325,539	767,412	204,747	254,381	396,601	855,729
Other liabilities	2,218,030	1,907	53	2,219,990	1,725,868	3,106	156	1,729,130
	2,832,295	**281,783**	**325,592**	**3,439,670**	**2,499,223**	**257,487**	**396,757**	**3,153,467**
Total liabilities (1)	**13,917,601**	**8,654,879**	**2,323,076**	**24,895,556**	**22,579,078**	**3,116,646**	**726,167**	**26,421,891**
Accrued expenses	**268,178**	**-**	**-**	**268,178**	**107,255**	**-**	**-**	**107,255**

(1) Not including advances.



■ INDIPENDENT AUDITORS' REPORT

RECONTA ERNST & YOUNG

■ Corso Vittorio Emanuele II, 83
10128 Torino

■ Tel.: (011) 5161611
Fax: (011) 5612554

AUDITORS' REPORT
pursuant to article 156 of Legislative Decree of February 24, 1998, n. 58
(Translation from the original Italian text)

To the Shareholders
of Telecom Italia S.p.A.

1. We have audited the financial statements of Telecom Italia S.p.A. as of and for the year ended December 31, 2001. These financial statements are the responsibility of the Telecom Italia S.p.A.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Our audit was made in accordance with auditing standards and procedures recommended by CONSOB. In accordance with such standards and procedures we planned and performed our audit to obtain the information necessary in order to determine whether the financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness of the accounting principles applied and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

   The financial statements of certain subsidiaries, which represent 40% of the account "Equity investments, long-term", and 16% of total assets, have been examined by other auditors, whose reports have been furnished to us. Our opinion, expressed herein, insofar as it relates to the data relating to these subsidiaries, is based also on the reports of the other auditors.

   For the opinion on the financial statements of the prior year, which are presented for comparative purposes as required by the law, reference should be made to the auditors' report dated May 21, 2001, issued by other auditors.

3. In our opinion, the financial statements of Telecom Italia S.p.A. comply with the Italian regulations governing financial statements; accordingly, they clearly present and give a true and fair view of the financial position of Telecom Italia S.p.A. as of December 31, 2001, and the results of its operations for the year then ended.

■ Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via Romagnosi 18/A
C.F. 00434000584 - P.I. 00891231003
Registro imprese n. 6697/89 Roma
Capitale Sociale L. 2.020.000.000 i.v.
Euro 1.043.241

RECONTA ERNST & YOUNG

4. We draw your attention to the information presented in the explanatory notes, "Summary of significant accounting policies", regarding the accounting criteria utilized for the employee benefit obligations as required by Law no. 58/1992.

Turin, April 15, 2002

Reconta Ernst & Young S.p.A.

signed by: Felice Persico (Partner)

REPORT OF THE BOARD OF DIRECTORS TO THE SHAREHOLDERS' MEETING OF TELECOM ITALIA S.P.A. PURSUANT TO LEGISLATIVE DECREE 58/1998 ART 153 AND ART. 2429, PARAGRAPH 3 OF THE ITALIAN CIVIL CODE

Dear Shareholders,

During the year ended December 31, 2001, the Board of Statutory Auditors carried out the supervisory work required by law, taking into account the code of ethics recommended by the National Boards of Dottori Commercialisti and Ragionieri. In preparing this report, the Board also took into consideration Consob Instruction No. 1025564 dated April 6, 2001, No. 97001574 dated February 20, 1997 and No. 98015375 dated February 27, 1998.

1. The obligation to keep the Board of Statutory Auditors informed pursuant to Legislative Decree 58/1998, art. 150, paragraph 1 and article 13 of the corporate by-laws, resulted in the Board receiving periodic information and data from the directors at the Board of Directors' Meetings, which have always been attended by the Board of Statutory Auditors, and written communications dated October 26, 2001 and April 16, 2002 received respectively, from the Managing Director, Mr Enrico Bondi and the Chairman Mr Marco Tronchetti Provera. This information described the most important economic, financial and equity transactions entered into by Telecom Italia S.p.A. and which are described below:
   - contribution to CSELT, which was simultaneously renamed Telecom Italia Lab, of the "Venture Capital and Innovation" business segment with the relative subscription to shares. Two additional capital stock increases were later subscribed to by Telecom Italia Lab;
   - direct and indirect issue, through the subsidiary Sogerim, of three notes under the Global Medium Term Note Program;
   - conversion of capital stock in euro following the resolution passed by the Extraordinary Shareholders' Meeting on May 3, 2001, through the re-denomination of the par value of the ordinary and savings shares and rounding up of the par value from Lire 1,000 to Euro 0.55 through the bonus increase of share capital (carried out by increasing the par value of the shares outstanding) effected by utilizing the reserve for treasury stock which became available following the cancellation of No. 112,998,070 savings shares of treasury stock and by the transfer of about Euro 187 million from the revaluation reserve ex law No. 72 of March 19, 1983;
   - start of the securitization program of trade accounts receivable generated by services rendered to customers of Telecom Italia Domestic Wireline and the customers of Path.Net, a company which provides telephone services to the Public Administration;
   - contribution to TIWeb S.A. of the investment held by Telecom Italia S.p.A. in Telsi Ltd, against a share capital increase by TIWeb S.A. to service the contribution;
   - authorization for the buy-back of treasury stock for a maximum amount of Euro 1,500,000,000.00 voted by the Ordinary Shareholders' Meeting of Telecom Italia S.p.A. on November 7, 2001;
   - divestiture of the investments held by Telecom Italia S.p.A. in the ex-consortiums Eutelsat (20.48%), Intelsat (2.77%), Immarsat (2.09%) and New Skies Satellites (3.91%). These investments were directly and indirectly conferred to a Newco, named Mirror International Holding, whose shares, in an amount equal to 70% of the holding, were then sold to a Lehman Brothers Merchant Banking mutual fund;
   - incorporation of TI Media through the total non-proportional spin-off of Huit S.A..

   The above transactions were described in the 2001 directors' report on operations and in the notes to the financial statements.
   The Board of Statutory Auditors has ascertained that the above transactions have been carried out in accordance with the law, the by-laws and general principles of economic rationale, ensuring that such transactions were not patently imprudent, risky, with potential conflict of interests, in contrast with the resolutions passed by the Shareholders' Meetings or such as to compromise the whole of the assets of the company.

2. The Board of Statutory Auditors has not noted any unusual and/or atypical transactions entered into with third parties, related parties or intercompanies.
   The directors, in their report on operations, disclose the major related party transactions entered into by Telecom Italia Group (including Telecom Italia S.p.A.), to which reference should be made, also with respect to the characteristics of the transactions and their economic effects. In this sense, it should be pointed out that the manner of disclosure on this subject has been changed beginning from the 2001 financial statements, as described in the report on operations in "Related party transactions".
   The Board of Statutory Auditors has verified, with the assistance of the Internal Auditing function, that, in Telecom Italia S.p.A., ade-

quate procedures are in force and have been followed in order to ensure that the above transactions are conducted at arms' length or according to specific regulatory provisions.
Based on recommendations by the Board of Statutory Auditors, the Company, starting from the second half of 2001, began a thorough review of the issues connected with the obligation of disclosure pursuant to Legislative Decree 58/1998, art. 150, paragraph 1. Such review led to the drawing up of a new procedure, in March 2002, for complying with such obligations, that the Company has intention of experimenting beginning from the year 2002. The Board of Statutory Auditors, taking into account the size and structure of the Company and the Group, in principle, has expressed a positive opinion on this new procedure.

3. The disclosure provided in the report on operations and in the statutory and consolidated financial statements, concerning transactions entered into by Telecom Italia S.p.A. with related parties or intercompanies, is sufficient, taking into account the size and structure of the Company.

4. The audit firm, Reconta Ernst & Young S.p.A., on April 15, 2002, has issued its audit report in accordance with Legislative Decree No. 58/1998, art. 156 stating that the statutory financial statements and the consolidated financial statements at December 31, 2001 give a true and fair view of the financial position and results of operations of the Company and the Group.
The report makes reference to the usual comments concerning the pension costs regulated by Law No. 58/1992.
The same audit firm of Reconta Ernst & Young S.p.A. issued its report dated April 16, 2002, which contained no exceptions, on the sustainability report of the Telecom Italia Group for the year ended December 31, 2001.

5. The Board of Statutory Auditors received five complaints under ex art. 2408 of the Italian Civil Code in 2001, concerning corporate matters and company problems In particular, such complaints related to the following issues: a) installation of a telephone pole by the Company on private property b) the alleged non-fulfillment of the deadline dates for filing documents for the Shareholders' Meeting c) the alleged existence of reasons for the ineligibility of a Managing Director d) the alleged illegal mechanism of overinvoicing some telephone bills e) the alleged impossibility of examining the corporate Books. The Board of Statutory Auditors, in all cases, carried out the appropriate inquiries and ascertained that there were no omissions, censurable facts or irregularities that needed to be brought to the attention of the Shareholders' Meeting.

6. The Board of Statutory Auditors received no petitions.

7. In 2001, Telecom Italia S.p.A. appointed Reconta Ernst & Young S.p.A. and PricewaterhouseCoopers S.p.A. to perform certain work other than the legal audit of the financial statements. The fees for this work, excluding out-of-pocket expenses and VAT, are summarized below:

Reconta Ernst & Young S.p.A.	*(Euro)*
Accounting assistance connected with the preparation of Form 20-F	376,000.00
Issue of comfort letters in relation to the issue of "Telecom Italia S.p.A. € 1,500,000,000 Floating Rate Notes due 2005"	77,500.00
Audit procedures carried out with respect to the accounting situations at September 30, 2001 of certain Telecom Italia Group companies	362,000.000
Other work (procedures agreed and accounting assistance)	42,700.00
Total	**858,200.00**
PricewaterhouseCoopers S.p.A.	*(Thousands of lire)*
Work related to the "registration form F4" – conversion offering of saving shares	495,000
Coordination work in the capital market area	50,000
Total	**545,000**

The above fees appear adequate in relation to the complexity and magnitude of the work performed.

8. In 2001, Telecom Italia S.p.A. did not confer any appointments to parties connected by continuous working relationships with Reconta Ernst & Young S.p.A., whereas it appointed a party connected by continuous working relationships to PricewaterhouseCoopers S.p.A. for a total of about Euro 105,000.

9. In 2001, the Board of Statutory Auditors issued a specific opinion to the Board of Directors, pursuant to ex art. 2389, paragraph 2 of the Italian Civil Code, concerning the remuneration assigned to the Chairman and Managing Directors, as well as opinions pursuant to ex art. 2386, paragraph 1 of the Italian Civil Code with regard to the replacement of directors. It also issued opinions ex art. 159 of Legislative Decree 58/1998 with regard to the proposal for the revocation of the appointment for the audit for the three years 2000-2002, previously conferred to PricewaterhouseCoopers S.p.A., and on the proposal to appoint the firm of Reconta Ernst & Young S.p.A. for the audit of the financial statements for the three years 2001-2003, and the proposal to adjust the fees due PricewaterhouseCoopers S.p.A. in relation to the activities carried out for the audit of the financial statements for the year 2000. The Board of Statutory Auditors also issued an opinion on the conversion of the share capital in euro voted by the Extraordinary Shareholders' Meeting on May 3, 2001.

10. In 2001, the meetings of the Board of Directors numbered eighteen; those of the Audit and Corporate Governance Committee numbered six. The Board of Statutory Auditors, in 2001, met twenty-nine times. The Board also attended the ordinary and extraordinary sessions of the Shareholders' Meetings and the Board of Directors' Meetings. The Board, lastly, through its Chairman, another statutory auditor or jointly, took part, by express invitation, in the meetings of the Audit and Corporate Governance Committee held during the year.

11. The Board of Statutory Auditors has acquired information and monitored, as far as its responsibilities are concerned, the proper keeping of administration, through direct observation, the gathering of information from those in charge of the organizational functions, pursuant to Legislative Decree No. 58/1998, ex art. 151, paragraph 2, and meetings with the Internal Auditing function and meetings with the audit firm of PricewaterhouseCoopers S.p.A. up to July 2001 and Reconta Ernst & Young S.p.A. from August 2001, for purposes of a reciprocal exchange of important information and data.

12. The Board of Statutory Auditors, in the same manner, has acquired information and monitored, as far as its responsibilities are concerned, the adequacy of the organizational structure of the Company.
In particular, the Board took note of the change in the organizational model of the Telecom Italia Group, which, as regards Telecom Italia S.p.A., is formed by a top management composed of the Chairman and two Managing Directors (instead of a President-Managing Director) and the first line is represented by the corporate functions, business units and operating activities.
The functioning of the organizational structure is ensured by three macro-areas headed, respectively, by the Chairman, with the aim of creating economic value and overseeing the identity and responsibilities of the Group, and by two Managing Directors who guarantee respectively, both the governing of the Group, the rationalization and search for synergies, in addition to the management of the common service areas, and also the development, management and integration of the businesses. The definition of policy and the governing of questions transversal to the business units, the operating activities and the Companies of the Group, are guaranteed by a model based on "professional families" which, by grouping operating resources based on functional homogeneous environments found at the different organizational levels, makes it possible to bring the governance of the various business units/companies functionally to top management and the corporate structures. Governing mechanisms have also been introduced which lend support to the management and control of the business units and the operating activities on the part of top management constituted by the Steering Committee, Business Management Meetings and the Investment Committee.
to the evolution of powers conferred for operations, the decisional structures and the internal control system – subjects on which the Board of Statutory Auditors has already expounded at the Shareholders' Meeting of Telecom Italia S.p.A. for the 2000 financial statements that was held on June 12, 2001 and in the memorandum on the "Comments by the Board of Statutory Auditors on the report for the six months ending June 30, 2001" – a new systems of powers has been designed for corporate representation on the basis of the powers conferred by the Board of Directors to the Chairman and Managing Directors in the Meeting on November 7, 2001 and in conjunction with the rules for corporate governance of the Company. This new system is based on the following principles:
- strict correlation between the organizational positions and the powers conferred, attributing power of attorney exclusively to those parties who, on the basis of their organizational mandates, carry out trading activities with third parties;
- right to sub-delegate powers which allows a more direct definition of the powers of corporate representation and control attributed to those with powers without the need of going to top management for the assignment of the relative power of attorney;
- introduction of precise limits in exercising the powers in relation to the commitments for expenditures, areas of expertise and joint signatures;
- period of the power of attorney connected with the permanence of the position covered by introducing a specific clause in the act attributing the powers;
- notation indicating the type of power of attorney correlating the use with the budget system and the corporate procedures.

Furthermore, it should be noted that currently sub-powers of attorney are being issued by the persons in charge of the functions and business units to the various corporate structures.

The procedures in Telecom Italia S.p.A. that are now being followed by the Group have been prepared with a view towards achieving common rules, relative to the more critical corporate processes, in terms of homogeneity and the strengthening of the internal control systems. Such procedures are aimed at defining the relationships for coordination of the various business functions and the relationships between the corporate functions and business units.
The Board of Statutory Auditors, as far as its responsibilities are concerned, has monitored the aspects of legitimacy and correct administrative procedures relating to the decisional process concerning the valuation of the corporate investment holdings.
The monitoring, in particular, regarded whether the pertinent bodies made decisions on the basis of information, appraisals and data gathered and/or processed by internal technical staff or outside consultants.
Even at the time of the aforementioned Shareholders' Meeting on the 2000 financial statements, the Board recommended that the economic value of certain foreign subsidiaries operating in the Internet sector should be monitored more closely in view of the evolutionary stage of this business that was characterized by instability and unforeseen factors on a world scale.
In the "Comments by the Board of Statutory Auditors on the report for the six months ending June 30, 2001", as well, - observations were made as to the fact that some companies in the new economy sector had not been written down because they were considered strategic or because they were in the start-up phase or, finally, because there was substantially no change in the business - the Board of Statutory Auditors itself recommended that the value of the investments should be continuously monitored.
As recommended by the Audit and Corporate Governance Committee and the Board of Statutory Auditors, the Board of Directors of Telecom Italia S.p.A., in its meeting of September 12, 2001, voted to develop a procedure for checking the value of investment holdings.
At the end of the year, the new management developed and implemented a new systematic procedure for valuing investments, establishing the pertinent bodies, the level for delegating powers and the process for approving and monitoring investments over time.
At the time of preparing the draft financial statement for 2001, the directors checked the value of the investments and adjusted them in relation to the results of the new procedures and the new strategic guidelines of the Company. The process of estimation was also supported by the results of some outside consultants regarding the valuation of Seat Pagine Gialle S.p.A. and a large part of the portfolio of Stet International Netherlands N.V. and Tim International N.V. (ex-S.M.H. N.V.).
The audit firm of Reconta Ernst & Young S.p.A., for purposes of furnishing the necessary elements for valuing the investment holdings, carried out - according to a specific appointment by Telecom Italia S.p.A. - verification procedures relating to the companies in the Telecom Italia Group, presenting the documents in December 2001 and March 2002.
Last year, a delegated law - Legislative Decree No. 231 of June 8, 2001 - introduced administrative responsibility into Italian law as regards the criminal proceedings of companies for specific offenses that eventually may be committed in the interests of and/or to the benefit of the companies themselves by those who hold positions of representation, administration, management and/or by their employees.
The Board of Statutory Auditors has regularly followed, together with the Audit and Corporate Governance Committee, all that has been proposed to date as regards this issue. To this end, the Company is outlining a development plan within the Group aimed at ensuring that the law in question will be followed

13. The Board of Statutory Auditors has evaluated and monitored the adequacy of the internal control system. In particular, it regularly gathered information on the activities carried out, by meetings with those in charge of the Internal Auditing function and by obtaining specific documentation on a periodical basis; it also requested and obtained evidence of the steps taken to correct critical areas.
    After the adoption of the new organizational model in the second half of the year, the scope of the audit examination was revised as it, too, was affected by the new organizational structure. The re-examination of the internal control system recently led to the concentration of the internal audit work of Telecom Italia S.p.A. and the subsidiaries Tim S.p.A. and Seat Pagine Gialle S.p.A. in a specific company, In.Tel.Audit - Società consortile a r.l..

14. The Board of Statutory Auditors has evaluated and monitored the adequacy and the administrative and accounting system, as well as its reliability to correctly represent the operating events, by obtaining information from those in charge of the respective functions, examining corporate documentation and reviewing the results of the work carried out by the audit firm.

15. The instructions given by Telecom Italia S.p.A. to its subsidiaries, pursuant to art. 114, paragraph 2, of Legislative Decree No. 58/1998, appear adequate for purposes of fulfilling the obligation regarding communication as required by law.

16. The Board of Statutory Auditors has ascertained, through direct verification and information obtained from the audit firm, that the laws have been respected with regard to the preparation and formation of the statutory financial statements of Telecom Ita-

lia S.p.A. and the consolidated financial statements of the Group as well as the directors' report accompanying said statements. In particular, the Group's performance by business sector and by geographical area has been presented by taking into account Consob Instruction No. 98084143 dated October 27, 1998.
The Sustainability Report of the Telecom Italia Group at December 31, 2001 is being presented, for the first time, at the Shareholders' Meeting of Telecom Italia S.p.A..

17. The Company, through its own code of conduct, follows the Code of Self-discipline of the Committee for the Corporate Governance of listed companies. To this end, the Audit and Corporate Governance Committee and the Remuneration Committee for the compensation to directors have been set up and are operational.

18. During the course of the foregoing monitoring activities, there were no significant facts that came to our attention such that would need to be reported to the controlling bodies or mentioned in this report except for a note to Consob concerning the omission of two situations that should have been communicated to the Board of Statutory Auditors in accordance with art. 150, paragraph 1, of Legislative Decree 58/1998 and which became known when the six-month financial statements at June 30, 2001 were examined. A review by the Board of the transactions connected with these situations did not result in any matters to report.
The examination of the reports issued as set forth by art. 153 and art. 156 Legislative Decree 58/1998, respectively by the Board of Statutory Auditors and the audit firms of the subsidiaries of Telecom Italia S.p.A., with stocks listed on regulated markets and managed by Borsa Italiana S.p.A. or organized as business units (Tim S.p.A., Seat Pagine Gialle S.p.A., IMMSI S.p.A., Finsiel S.p.A. and Telespazio S.p.A.), show no significant matters for attention.

19. The Board of Statutory Auditors, at the Shareholders' Meeting of Telecom Italia S.p.A. on the 2000 financial statements held on June 12, 2001, discussed, as to its knowledge, the events regarding the acquisition, in June 1997, by Stet International Netherlands N.V., of a 29% stake in Telekom Srbija. The Board followed the matter also by interviewing the persons in charge of foreign operations: based on the activities carried out, currently, no significant variations have emerged in the situation described at the aforementioned Shareholders' Meeting and at the time of preparing the "Comments by the Board of Statutory Auditors on the report for the six months ending June 30, 2001".

20. The Board of Statutory Auditors, at the Shareholders' Meeting of Telecom Italia S.p.A. on the 2000 financial statements held on June 12, 2001, discussed, as to its knowledge, the events regarding the compensation package to Lorenzo Pellicioli, who, at that time, was the Managing Director of Seat Pagine Gialle S.p.A., reserving the right to reach its conclusions after obtaining an authoritative and independent opinion on the aspects of the resolutions and disclosures on the subject. This opinion was issued on June 11, 2001 and transmitted to the Board of Statutory Auditors on June 13, 2001.
The Board of Statutory Auditors, in its "Comments by the Board of Statutory Auditors on the report for the six months ending June 30, 2001" referred to the later evolution, which can be summarized by the decision taken by the Audit and Corporate Governance Committee and by the Board of Statutory Auditors - which worked together closely on the question - to ask the aforementioned legal counsel for certain additional information, as well as to ask an authoritative and independent consultant in corporate matters certain precise information on the method and the calculation of the compensation package later paid to Mr Pellicioli.
The additional information from the legal counsel and the precise information from the consultant in corporate matters were issued, respectively, on February 6, 2002 and January 21, 2002.
The Board of Statutory Auditors submitted the matter to the Consob in its memorandum dated March 6, 2002 (sending a copy to the Chairman of the Company and the audit firm of Reconta Ernst & Young S.p.A.), whereas the Audit and Corporate Governance Committee presented its memorandum to the Board of Directors of the Company in its meeting of March 26, 2002, the same date on which the Board of Statutory Auditors sent its memorandum to the Consob.
The Board of Statutory Auditors, on the basis of the above opinions and after a careful analysis of the available documentation, reached the following conclusionsi:
- Telecom Italia S.p.A. under the contracts on August 8, 1997 and March 15, 2000, assumed and then confirmed its obligation to contribute to the compensation package in favor of Mr Pellicioli.
- The purchase contract dated August 8, 1997 was signed by the Deputy General Manager of Telecom Italia S.p.A. who had received power of attorney on August 5, 1997 from the Managing Director by the powers vested in him by the Board of Directors on February 26, 1997.
- From a quantitative standpoint, the benefits paid by Huit Sarl to Mr Lorenzo Pellicioli, both with regard to the variable and fixed compensation, result from the agreements that had at one time been decided.
- The compensation package to Mr Pellicioli does not appear to fall within the framework of the advantages to the directors, in respect of which the project for the demerger/merger of Tin.it-Seat must make reference. The economic benefit was decided and

developed when the project for the merger of Tin.it-Seat had not yet been either contemplated or drawn up.

- External information to the market about the compensation package does not conform to the rules of best practice as regards communication, but this does not mean that the company violated an laws.
- Information on the compensation package to the Board of Directors and Board of Statutory Auditors, by the directors with powers, was not specific and direct, with possible violation by them of their responsibilities to fully refer such information. Nevertheless, the comments made by the legal counsel should be mentioned, according to which, on the one hand, this "does not invalidate the commitments undertaken with the counterparties, and, on the other hand, could legitimize actions for damages if it could be demonstrated (of which I have no evidence at this time) that a better disclosure could have caused a change in direction and that this (which I do not believe) could have been legally possible without the agreement of the counterparties".

Lastly, the Board of Directors, having been informed – as described above – through the memorandum of the Board of Statutory Auditors to Consob on this specific issue and in light of the results of the investigation carried out by the Audit and Corporate Governance Committee, reached its own conclusions which concur with those of the two consultants, respectively as to the legal and corporate issues, excluding – at this time – that further inquiries or initiative should be started.

21. As far as the Board of Statutory Auditors is concerned, having taken note of the results of the statutory financial statements for the year ended December 31, 2001, it has no objections to the proposal by the Board of Directors for the appropriation of the net income for the year.

Rome, April 19, 2002

The Board of Statutory Auditors
The Chairman

1574

FINANCIAL STATEMENTS AT DECEMBER 31, 2001 – APPROPRIATION OF NET INCOME FOR THE YEAR AND RESERVES. PERTINENT AND RELATED RESOLUTIONS

Dear Shareholders,

The documentation available for your information gives an exhaustive illustration of the statutory financial statements of the Company and the consolidated financial statements of the Group, as well as the reasons which led to a net income of only Euro 150,809,706.79 for the year ended December 31, 2001.
The solid equity position of Telecom Italia and its future prospects nonetheless allow the Board of Directors to confirm the distribution of total dividends that substantially correspond to the those of the prior year 2000, commensurate to Euro 0.3125 per ordinary share and Euro 0.3237 per savings share.
To this end, we propose the distribution of not only over 94.9% of the net income for the year but also the reserves, for a maximum amount of Euro 2,183,907,497.39, withdrawn partly from the extraordinary reserve (which thus will be fully distributed) and – for the remaining amount – from the miscellaneous reserves. In this regard, we would like to remind you that the variability of the dividend pay-out is the consequence of the share capital increases to service the stock option plans which are liable to being partly exercised before payment so as to increase the number of ordinary shares with regular dividend rights up to a maximum of No. 5,319,962,031.

In view of the above, we submit the following proposal for your approval

The Shareholders' Meeting of Telecom Italia S.p.A.
- having examined the statutory financial statements of the Company for the year ended December 31, 2001, which show a net income of Euro 150,809,707 and an extraordinary reserve of Euro 1,369,062,099, as well as miscellaneous reserves for a total of Euro 3,792,576,214;
- having seen the Directors' Report on Operations;
- having taken note of the Report of the Board of Statutory Auditors and the Auditors' Report by the audit firm of Reconta Ernst & Young;
- having considered that the share capital increase pursuant to art. 6 of the by-laws, for the part that can be subscribed to before payment of dividends, are liable to being increased by the number of ordinary shares with regular dividends rights up to a maximum of No. 5,319,962,031;
- having considered the resolution authorizing the buy-back and successive disposition of treasury stock passed by the ordinary Shareholders' Meeting of November 7, 2001;

resolves

1. to approve the Board of Directors' Report, the balance sheet, the statement of income and the notes to the statutory financial statements of Telecom Italia S.p.A. for the year ended December 31, 2001, which show a net income of Euro 150,809,707 and an extraordinary reserve of Euro 1,369,062,099, as well as miscellaneous reserves for a total of Euro 3,792,576,214;
2. to pay to the Shareholders total dividends calculated on the basis of the following amounts, which will be applied to the number of shares in their possession (thus excluding the treasury stock of the Company in portfolio) on May 20, 2002, detaching the coupon:
   - Euro 0.3125 for each ordinary share of par value Euro 0.55 each,
   - Euro 0.3237 for each savings share of par value Euro 0.55 each, through the distribution of
     - the net income for a maximum of 94.9%, and thus up to maximum of Euro 143,176,237, in an amount of Euro 0.0163 for each ordinary share and Euro 0.0275 for each savings share;
     - the reserves for a maximum of Euro 2,183,907,497 (Euro 1,369,062,099 taken from the extraordinary reserve and a maximum of Euro 814,845,398 taken from the miscellaneous reserves), in the amount of Euro 0.2962 for each ordinary and savings share.

   Be it understood that any net income not distributed in the form of dividends as a result of the failure to fully subscribe to the portion of the capital increase that can be exercised pursuant to art. 6 of the by-laws, or treasury stock held by the Company, will be transferred to retained earnings;
3. to appropriate the remaining net income for the year (equal to Euro 7,633,470, corresponding to 5.1% of total net income) to the legal reserve;
4. to authorize the Board of Directors – and on its behalf the Chairman and Managing Director Mr Buora – to ascertain in due course, in relation to the exact number of shares to be paid dividends, the exact extent:
   - of the total amount of the dividends to be effectively distributed;
   - of the net income for 2001 to be transferred to retained earnings;
   - of the total amount of the miscellaneous reserves to be effectively distributed;
5. to pay the dividends beginning May 23, 2002, detaching the coupon on May 20, 2002.

On the basis of Art. 14 of DPR No. 917 dated December 22, 1986 and subsequent amendments, the total dividends carry a tax credit 56.25% for the shareholders which can be used in full and without limitations.

■ USEFUL INFORMATION

A free copy of this report can be obtained by:

Writing to the following address	TELECOM ITALIA S.p.A. Corporate and Legal Affairs Corso d'Italia, 41 00198 Rome
Sending a fax to	+39 - 0636882225 +39 - 0636883388
E-mail	affarisocietari@telecomitalia.it
Internet	User of the world wide web can access the "Annual report 2001" and obtain information about TELECOM ITALIA and its products and services at the following address: http://www.telecomitalia.it
Investor relations	+39 - 0636882560 / 0636882381 alberto.borgia@telecomitalia.it michele1.guerra@telecomitalia.it

TELECOM ITALIA S.p.A.
Registered office, Piazza degli Affari, 2 - 20123 Milan
Headquarters and secondary office in Corso d'Italia, 41 - 00198 Rome
Share capital Euros 4,023,367,318.30
Tax Code / VAT No. and Milan Companies Register File No. 00471850016

Designed and produced by CRM S.r.l. - www.crm.it

Printed by Lucini, Milan,
on ecological paper
in May 2002

1577

Errata

On page 91, in the right-hand column, tenth line of the paragraph entitled "Galactica dispute", the words "both were rejected" should be replaced by "one has been upheld and the other turned down".

Exhibit 2.3

1851










TELECOM ITALIA GROUP
ANNUAL REPORT **2000**


FIXED, MOBILE, INTERNET, MEDIA, IT, THE NEXT THING.
TELECOM
ITALIA
www.telecomitalia.it

TELECOM ITALIA GROUP ANNUAL REPORT 2000

FIXED, MOBILE, INTERNET, MEDIA, IT, THE NEXT THING.
TELECOM ITALIA
www.telecomitalia.it

CONTENTS

1582

RESULTS OF OPERATIONS

(in billions of lire)

	2000	1999	1998
Sales and services revenues	**55,979**	52,481	48,507
Gross operating profit	**25,400**	23,673	22,888
Operating income	**13,179**	12,456	9,186
Income before income taxes	**9,621**	9,711	9,217
Net income	**5,709**	4,665	5,252
Net income, after minority interest	**3,927**	3,364	3,830
Cash flow	**16,642**	15,003	15,732
Capital investments	**38,742**	13,077	18,883
of which:			
• Capital expenditures	**32,932**	10,560	11,659
• Financial investments	**5,810**	2,517	7,224

PROFIT AND FINANCIAL INDEXES

(percentage)

	2000	1999	1998
Gross operating profit / Revenues	**45.4**	45.1	47.2
Operating income /Revenues (ROS)	**23.5**	23.7	18.9
Return on equity (ROE) (1)	**13.0**	12.6	15.3
Return on investments (ROI)	**18.8**	23.6	18.5
Net borrowings/Invested capital (debt ratio)	**42.7**	29.1	30.7

FINANCIAL CONDITION

(miliardi di lire)

	12/31/2000	12/31/1999	12/31/1998
Total assets	**126,854**	89,181	86,880
Net invested capital	**86,273**	54,069	51,506
Stockholders' equity (2)	**49,428**	38,311	35,680
of which:			
• Parent company	**36,443**	33,004	31,651
• Minority interest	**12,985**	5,307	4,029
Net borrowings	**36,845**	15,758	15,826

OPERATING DATA

	12/31/2000	12/31/1999	12/31/1998
Telecom Italia			
Fixed network access lines (in thousands)	**27,153**	26,502	25,986
Annual increase in minutes in fixed network traffic (%)	**27.3**	11.6	3.4
- of which domestic	**28.1**	11.4	3.0
- of which international	**11.5**	15.4	12.9
Internet customers (in thousands)	**3,997**	1,990	400
TIM			
Lines (in thousands)	**21,601**	18,527	14,299
Annual increase in minutes in mobile radio traffic (%)	**24.6**	35.1	44.8
GSM coverage (% population)	**99.6**	99.0	98.0
E-TACS coverage (% population)	**98.0**	98.0	98.0
Number of employees of Group	**114,669**	**122,662**	**123,966**

(1) Net of "Receivables from stockholders for capital contributions".
(2) Net Income / Average stockholders' equity.

DEAR SHAREHOLDERS,

The year 2000 was a year full of new achievements and successes. During the year we completed a demanding organizational transformation and undertook important business development initiatives aimed to enhance growth prospects. At the same time, the Group implemented immediate efficiency measures that led to solid financial results.

The business configuration was radically changed, with the divestment of many non-core activities and the constitution of seven business units. Each of the business units was endowed with strategic and operational autonomy. An integral part of the business reconfiguration was the reorganization of the Group's international holding structure, which more clearly delineated the ownership control of the fixed/integrated telephony activities and the pure mobile telephony activities outside Italy.

Today, the Telecom Italia Group is streamlined and concentrating on its core businesses. Moreover, the Group now operates with heightened dynamism and focused competitive skills, which are brought to bear on an international scale.

In 2000 the results of this transformation are already evident, as the Group became

- more competitive, having dismantled the old, bureaucratic top-heavy structures and orienting personnel and resources to focus on innovative business segments, thereby ready to challenge the competition;
- more international, expanding in markets of strategic importance. Sales of telecommunications activities abroad grew by approximately 25.5% with respect to 1999, equal to roughly 14% of total Group revenues. At the end of 2000, the Group's international activities numbered 18.7 million fixed telephony customers and 23.4 million mobile telephony customers.



IN 2000 THE KEY FIGURES DEMONSTRATE THE RENEWED DYNAMISM OF THE GROUP. GROUP REVENUES TOTALLED LIRE 55,979 BILLION, INCREASING BY 6.7% COMPARED TO 1999. EBITDA, OR GROSS OPERATING MARGIN, INCREASED BY 7.3% TO LIRE 25,400 BILLION. GROUP CONSOLIDATED NET INCOME ROSE TO 3,927 BILLION, AN INCREASE OF 16.7% COMPARED TO 1999.

The Group achieved these results while at the same time maintaining its commitments to shareholders and the financial markets in terms of profitability.

In 2000 the key figures demonstrate the renewed dynamism of the Group. Group revenues totalled Lire 55,979 billion, increasing by 6.7% compared to 1999. EBITDA, or gross operating margin, increased by 7.3% to Lire 25,400 billion. Group consolidated net income rose to 3,927 billion, an increase of 16.7% compared to 1999.

The divestments of non-core activities carried out in 2000, most importantly those of Italtel and Sirti, generated approximately Lire 8,300 billion in cash and Lire 1,500 billion in terms of capital gains.

During the year, the workforce of Telecom Italia S.p.A., following the agreement with the labor unions, was gradually reduced. In terms of Group employment, a further 17,000 reduction was achieved through the sale of non-core activities. As a result, the Group shed a total of 27,000 employees during 2000. As a result of the entry into the Telecom Italia Group of several companies, including Seat and several foreign companies, the net reduction of employees for the Group was some 8,000.

The Group kept its net financial indebtedness within the planned limits thanks to a strict policy of financial management and ended the year at Lire 36,845 billion. This reflects the commitment to financial discipline and to maintain the strength of the Group, while continuing to pursue growth through the acquisitions of Seat Pagine Gialle, new foreign participations and the UMTS license in Italy.

The financial and operating results exceeded budget objectives set at the beginning of the year. More particularly, they demonstrate how we stack up against our main European competitors in creating value for our shareholders. The Group boasts high profitability, as demonstrated by its return on invested capital equal to 18.8%, and an EBITDA margin of 45.4%, while its debt/EBITDA ratio is relatively low (1.5 times).

In 2000 Telecom Italia S.p.A. recorded revenues of Lire 33,723 billion (-5.9% compared to 1999) and a net income of Lire 4,954 billion (-1.9% compared to 1999). This last figure reflects the effective action taken to curb external costs and labor costs, which were reduced by 9.1% and 3% respectively, compared to 1999.

Telecom Italia maintained a total market share of 89%, confirming its ability to face effectively increased competition in spite of the growing pressure on prices. Although volumes increased significantly (+27.3% compared to 1999), revenues from traffic declined. This decline, in turn, was partially offset by the growth in revenues from data transmission, wholesale business and Web services (+26% compared to 1999).

Therefore the dividend proposed to the Shareholders' Meeting will be Lire 605 for ordinary shares (Lire 603 in 1999) and Lire 627 for savings shares (Lire 623 in 1999), with a pay-out equal to 90% of the net income, in line with that of 1999.

I would like to emphasize that we achieved these results in a scenario characterized by significant change and fierce competition, where the dynamics of technological and market evolution often clash with the slow regulatory procedures.

1585

The expansion of international business is a key element of our strategic plan. The Group aims to become a global operator in the wireline, wireless and Internet sectors, in particular in Latin America, Southern Europe and the Mediterranean Basin.

The series of acquisitions made in 2000 has led our Group to assume a size which I regard as ideal for ensuring the best development prospects in our activities. Now we can continue to build our future, starting in 2001, with a fundamental objective: the creation of value.

To create shareholder value is our main objective for the future. Therefore, Telecom Italia, Tim and Seat will be committed to further improve their productivity levels and competitiveness, also through a re-organization of their international structures, and to exploit opportunities for operational synergies.

In 2000, Tim laid the foundations to become a truly multi-national group for mobile services, thanks to the creation of the first pan-American GSM network and the awarding of the GSM licences in Spain, Austria and Turkey. A leader in text-messaging and in offering interactive services based on technologies such as WAP or high-tech networks such as GPRS, Tim is preparing to launch a new generation of products and services based on UMTS technology.

Telecom Italia, in keeping with its strategic plans to re-position its business, will develop initiatives to collect the flows of data and Internet traffic. Two such projects will become operational in 2001 (the Nautilus projects) to take advantage of the expected future growth in the Mediterranean and in North and South America.

Seat is acting as market organizer for traditional and new media, able to supervise the whole value chain. In particular, Seat aims to become leader, both in Italy and abroad, in those sectors which are intended to promote integration between the traditional economy and the new economy, such as professional publishing, directories and business information, business and consumer portals. The resolution of the purchase of the television broadcaster Telemontecarlo, which we hope to be positive, will guarantee Seat the control of significant content targeted to an audience mainly composed of young people and the most demanding and highly-evolved consumers.

For 2001 we have set ambitious although achievable financial targets, which require strict financial management to be met.

We will therefore undertake the following actions: generalized cost containment; a selective investment policy geared to sustaining innovation; tight control of indebtedness; and a diversification of financing sources including a recourse to long-term bond issues to improve the Group's financial flexibility and capability.

I believe that this brief overview highlights the great industrial dynamism which has characterized the activities of the Telecom Italia Group in 2000. Once again, I wish to underline that we succeeded in achieving a dual objective: we strengthened the growth prospects for our business both in Italy and abroad and, in an unfavourable stock-exchange environment, recorded the best share performance of the major European telecommunications operators, to the benefit of the investors who support our company.

Roberto Colaninno
Telecom Italia Chairman and CEO

1586

CORPORATE BODIES

BOARD OF DIRECTORS
Chairman and Chief Executive Officer
Roberto Colaninno
Honorary President
Antonio Tesone
Deputy Chairman
Sergio Erede [1]
Directors
Angelo Benessia [2][3]
Peter A. Cohen [1]
Salvatore Donato
Paolo Ferro-Luzzi
Emilio Gnutti
Jeffrey E. Livingston [2]
Ettore Lonati
Domenico Giovanni Siniscalco [1]
Joseph M. Tucci
Géard Worms [2]

SECRETARY TO THE BOARD
Pierpaolo Cotone

(1) Member of Directors' remuneration committee.
(2) Member of internal audit and corporate governance committee.
(3) Resigned on April 5, 2001.

BOARD OF STATUTORY AUDITORS
Chairman
Paolo Germani
Acting auditors
Mario Boidi
Paolo Golia
Fabrizio Quarta
Gianfranco Zanda
Alternate auditors
Enrico Bignami
Leonida Liuni

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers S.p.A.

Corporate Governance is reported in the "appendix to the annual report".

TELECOM ITALIA GROUP BUSINESSES AT DECEMBER 31, 2000


TELECOM ITALIA
TELECOM ITALIA MOBILE
TELESPAZIO
STET INTERNATIONAL NETHERLAND
STET MOBILE HOLDING
TMI - TELEMEDIA INTERNATIONAL ITALIA
Telecommunications
FINSIEL
TELESOFT
SODALIA
NETSIEL
Information technology
SEAT PAGINE GIALLE
Internet
OTHER BUSINESSES

1587

STOCKHOLDER INFORMATION

The stockholders of record of Telecom Italia ordinary shares and other information available as of the date of February 28, 2001 are as follows:

Stockholders (Ordinary shares)

Olivetti S.p.A. (*)	54.99%
Italian Treasury	3.46%
Foreign institutional stockholders	29.56%
Italian institutional stockholders	11.06%
Dipendenti del Gruppo	0.21%
Others	0.72%

(*) of which 0.81% is held through Olivetti Finance N.V.


ITALIAN INSTITUTIONAL INVESTORS
11.06%
GROUP EMPLOYEES
0.21%
OTHERS
0.72%
FOREIGN INSTITUTIONAL INVESTORS
29.56%
ITALIAN TREASURY
3.46%
OLIVETTI (*)
54.99%

Stock markets

Telecom Italia ordinary shares and savings shares are listed on the screen trading market, organized and operated by Borsa Italiana S.p.A., and on the New York Stock Exchange in the form of ADS (American Depositary Shares). Each ordinary or savings ADS represents 10 Telecom Italia shares of the respective class of stock.


RELATIVE PERFORMANCE TELECOM ITALIA vs - MIBTEL INDEX AND DJ EUROSTOXX TLC INDEX
TELECOM ITALIA ORD. (*)
MIBTEL INDEX
TELECOM ITALIA SAV. (*)
DOW JONES EUROSTOXX TLC INDEX
(*) price of reference
150.00
130.00
110.00
90.00
70.00
50.00
Jan.-00
Feb.-00
March-00
April-00
May-00
June-00
July-00
Aug.-00
Sept.-00
Oct.-00
Nov.-00
Dec.-00
Jan.-01
Feb.-01

1588

Conversion of share capital into euros

The Board of Directors of Telecom Italia has put forth a proposal to the extraordinary stockholders' meeting called for April 18, 2001 and May 3, 2001 (respectively, in first call and second call) for the conversion of share capital into euros by rounding off the par value of the shares, currently equal to Lire 1,000, to Euro 0.55.

Market capitalization of Telecom Italia

On the basis of the closing prices at December 31, 2000, Telecom Italia is one the largest companies of the Italian stock market with a capitalization about Euros 76 billion.

Financial Indicators

(in lire)	2000	1999	1998
Dividends			
• ordinary share	605	603	280
• savings share	627	623	300
Consolidated earnings (1)			
• ordinary share	530	447	510
• savings share	552	467	530
Consolidated cash flow per share	2,241	2,020	2,120
Consolidated equity per share	4,907	4,444	4,265

(1) Consolidated earnings per share of the Parent Company have been calculated on the basis of the consolidated net income attributable to the Parent Company and the number of ordinary and savings shares outstanding at year-end (respectively, No. 5,260,037,131 and No. 2,061,142,025; the latter figure is net of No. 104,978,070 shares of treasury stock in portfolio). For purposes of this calculation, savings shares were assigned a dividend of Lire 2% higher than the par value of the shares at December 31, 2000.

1589





4
SOCIAL AND ENVIRONMENTAL AWARENESS

3
THE TELECOM ITALIA GROUP

1
THE MARKET

2
THE REGULATORY FRAMEWORK

1590

REPORT ON OPERATIONS



THE MARKET









1.1 DIMENSIONS AND DYNAMICS OF THE GLOBAL MARKET FOR TELECOMMUNICATIONS SERVICES

The global market for telecommunications is experiencing an unprecedented growth rate; in 2000 it grew by 14% compared to 12% in 1999, reaching an overall value of Lire 1,650,000 billion (1).
The main factor behind the increase in revenues was again the mobile sector (+33% in 2000; +36.7% in 1999) which, at the end of 2000, represented 33% of the whole market. The data segment also grew at a pace that was considerably above average (+22%), reaching 12% of the market.
Wireline telephone services, on the other hand, despite the fact that they still constitute the largest slice of the market (56% at the end of 2000), only grew by 4% during the year. The dynamics of this growth are due to fierce competitive pressure, the consequent lowering of prices and the substitution of wireline with mobile, which, however, was more than compensated by the growth in traffic, especially the *dial-up* type.
In Western Europe, at the end of 2000, the value of the market was equivalent to Lire 461,000 billion, with a growth of 17% mainly attributable to the wireless sector.
In fact, the number of mobile subscribers increased by 62%, reaching 250 million at the end of the year, equivalent to a level of penetration of 64% (compared to 40% at the end of 1999). The increase well exceeded forecasts thanks to the increase in the prepaid market, which, at the end of 2000, constituted 62% of subscribers, compared to 49% at the end of 1999 (2). As a result, at the end of 2000, wireless connections accounted for 53% of the total. The latest estimates point to an annual average increase in the number of mobile subscribers in Europe of 10.4% between 2000 and 2003, with a level of penetration of 86% by the end of the period.
The *Internet* market reached 119 million users (3) (+46.2% compared to the end of 1999), equal to 30.6% penetration (21% at the end of 1999), though with broad differences within Europe. Various factors contributed to the increase, both on the side of the offering ("free access", "fast *Internet*"), and the demand (greater flexibility in the use of advanced telecommunications systems, greater attention from the media, an increased presence of companies on the network, greater use of the Web for work-related activities and increased activity to promote awareness on the part of governments).

1.2 DIMENSIONS AND DYNAMICS OF THE ITALIAN MARKET FOR TELECOMMUNICATIONS SERVICES

In 2000, the Italian telecommunications market grew by 13.4%, resulting in overall revenues of more than Lire 61,000 billion (4), of which 47% can be attributed to wireline telephone services, 40.6% to wireless services and 12.4% to the *Internet* and data segment. Wireless telephone services provided the greatest contribution to growth, with an increase in the number of subscribers of 38.4% and a rise in value of 25.4%; the Italian market, which had about 42 million subscribers at the end of 2000, is the second largest in Europe

(1) Source: Dataquest; preliminary 2000 figures (based on currency /US dollar exchange rates); final 1999 figures.
(2) Source: Dataquest.
(3) A user is defined as someone who has used Internet in the last three months, excluding those who only use e-mail. Source: IDC.
(4) Source: Dataquest and Lehman Research.

1593

after Germany (47 million subscribers) but it shares first place with Finland in terms of market penetration. Mobile lines represent 60.3% of total connections and correspond to 73% of the population, compared to 57% in Germany, 66% in the United Kingdom and 49% in France (respectively the first, third and fourth largest markets in Europe).
At the end of 2000, the number of *Internet* users had risen from 8.2 million at the end of 1999 to 14.1 million (+72%). Despite the considerable increase fostered by "free access" and by commercial offerings such as "E vai" promoted by Tin.it, the level of penetration (25%) is still below the European average, highlighting the scope for further growth. In fact, the average annual growth rate for the next three years has been estimated at 27%, compared to the Western European average of 22%.
At the moment, the Italian telecommunications market in Europe is one of the markets where competitive pressure is greatest. The following main factors affected its development in 2000:

- the marked growth in the number of public operator licenses issued, which, by the end of 2000, had reached 151 compared to 89 at the beginning of the year;
- the issue of *UMTS* licenses (October 2000);
- the launch of local *carrier selection* phone services on the part of many operators and the start of international, national and long distance (from January 2000) and local (from May 2000) *carrier preselection*;
- the proliferation of CLECs (Competitive Local Exchange Carriers) operators, conceived with a mix of public and private capital, generally contributed by municipal companies operating in the services area, venture capital funds and other private partners. The fact that the territories in which they operate are limited means that the close relations established with the clientele (mainly small and medium-size private companies, but, in many cases, also selected businesses) constitute a fundamental competitive advantage. Generally the offering includes basic, added value and broadband services;
- the introduction of new data services (*ADSL* fiber access on fixed networks, *WAP* on mobile networks) and innovative tariff plans (such as the flat rate for phone services);
- communication policies, with considerable investments being geared to trademark awareness, the launch of new products and services and specific price campaigns.

1.3 COMPETITIVE DYNAMICS AND STRUCTURAL CHANGES IN THE TELECOMMUNICATIONS SECTOR

In 2000, the telecommunications sector was characterized by the following factors:

- the increase in competitive pressure on national fixed phone services markets, resulting in further losses of market shares by the main operators;
- the continuation of the consolidating trend of mobile operators (Vodafone/Mannesmann, France Telecom/Orange, Deutsche Telekom/Voicestream); currently, the European mobile market is dominated (66%) by 6 large operators;
- the start of radical restructuring on the part of the former monopoly operators, geared to rationalizing activities by creating business units and then listing them on the stock exchange;

1594



- the resumption of investments to develop broadband infrastructures, the migration towards networks of the new generation, the acquisition of *UMTS* licenses and network development with the aim of seizing the opportunities offered by the growth of *Internet* and data traffic;
- the acceleration of broadband access network offerings, particularly using *ADSL* technology;
- the development of value-added services offerings on the part of mobile operators and the start of wireless portals (*WAP*);
- the large number of new operators of the *Internet*/Application Service Provider type, and new portals.

1595





THE REGULATORY FRAMEWORK









As set forth by Italian Law No. 249/1997, which instituted the Regulatory Body of the Communications Authority, and by Presidential Decree No. 318/1997, which implemented directives at Community level, the process of deregulation can now be regarded as complete, since all segments of the market have been opened up to competition. There follows a summary of the main decisions adopted during the year by the Regulator.

2.1 CONVERSION OF CONCESSIONS AND AGREEMENTS TO LICENSES AND PERMITS

With the aim of bringing concessions issued to Telecom Italia in the past into line with current laws, by eliminating the obligations and special rights which conflict with the new regulations, at the end of 2000, three individual licenses were awarded to the Company (Resolution No. 737/00/CONS of November 15, 2000: "Installation and operation of radio-electrical stations for use on board ship and the supply of mobile maritime satellite services using Inmarsat terminals"; Resolution No. 738/00/CONS of November 15, 2000: "Installation and operation of a network of coastal stations with the aim of providing mobile maritime service and mobile satellite service through Inmarsat"; Resolution No. 820/00/CONS of November 22, 2000: "Installation and supply of public networks for providing the public with the vocal telephone service") and a general authorization (Resolution No. 821/00/CONS of November 22, 2000: "The supply of satellite network and communication services").

2.2 RATE REBALANCING

With reference to the *"price cap"*, the Regulator has approved the proposals submitted by Telecom Italia to increase the basic monthly residential subscription charge (from Lire 18,000 to Lire 18,700) with effect from August 1 and to reduce the tariffs applied to international traffic, as well as lower the price of long-distance inter-district calls with effect from December 28, 2000.
Following the suggestions about rate rebalancing formulated by the European Commission for the Italian government, with Resolution No. 847/00/CONS of December 11, 2000 the Regulator modified the "sub price cap" applied to the basic monthly subscription charges. This made it possible to apply an average increase of 4% to the basic monthly subscription fees, with effect from February 1, 2001 and to reduce the prices of local and inter-district calls. The completion of the rate rebalancing plan is scheduled for July 10, 2002.
Furthermore, with Resolution No. 310/00/CONS of May 24, the Regulator approved another variation – divided into two stages: July 1 and October 1, 2000 – to change the structure and rates of the telephone services provided by public telephones, while leaving overall expenditures on the part of customers virtually unchanged.

2.3 FINANCING THE UNIVERSAL SERVICE

As the former monopoly holder, Telecom Italia still has the obligation to supply phone services at uneconomic terms; these services, provided in areas and to unprofitable customers, constitute the so-called "universal service". With Resolution No. 8/00/CIR of August 1, 2000, the Regulator established that, in the light of the competitive and market conditions which

1597

existed in the telephony sector in Italy in 1999, the pre-requisites existed to justify the application of a sharing mechanism for the net cost of this service, the overall expenditure of which has been estimated at Lire 120.8 billion. A special fund has been created by the Ministry of Communications to which the following companies are bound to contribute in the percentages indicated: Telecom Italia (with a contribution of 57.1%), TIM (28.1%), Omnitel (13.8%) and Infostrada (1%).

2.4 INTERCONNECTION

Following a public hearing and having received the opinions of the European Commission and the Antitrust Authority, in Resolution No. 10/00/CIR of October 18, 2000, the Regulator approved the 2000 offering of the reference interconnection rates of reference, making certain changes and some technical and economic alterations to the proposal submitted by Telecom Italia.

2.5 FIXED-TO-MOBILE CALLS

In Resolution No. 4/00/CONS of January 12, 2000 the Regulator approved the proposal submitted by Telecom Italia to vary the rates of fixed-to-mobile calls which became effective on February 17, 2000.

2.6 NUMBERING

In order to bring the regulatory framework into line with the evolution of market requirements and with the availability and the efficient allocation of numbering resources, the Regulator, under Resolution No. 6/00/CIR of June 8, 2000, approved the new numbering system, which updates the previous rules on the subject, particularly with reference to the way of assigning numbering for the *Internet*, for which part of the "7th decade" of numbers has been reserved. Under Resolution No. 11/00/CIR of November 14, 2000 the Regulator subsequently amended Resolution No. 6/00/CIR, with the result that, as from December 29, 2000, 11-digit numbers will be assigned.

2.7 LOCAL LOOP UNBUNDLING

Under Resolution No. 2/00/CIR of March 16, 2000 the Regulator approved the measure for unbundled access services at the local network level (local loop unbundling), thus implementing the principles sanctioned by Community Directives Nos. 97/13/CE and 98/10/CE. On May 12, 2000 Telecom Italia presented its offering. Later, in Resolutions Nos. 13 and 14/00/CIR of December 6 and 21, 2000 the Regulator stipulated the technical and procedural conditions for requests by the other operators involving the co-location sites, and approved the economic terms incorporated in the offering of reference with certain changes.



2.8 NEW LICENSE FEE

Pursuant to Italian Law No. 448 of December 23, 1998, a new fee was instituted from January 1, 1999 to take the place of the previous license fee, the rate of which will gradually decrease until 2003. In implementing the above-mentioned law, the Ministerial Decree issued on March 21, 2000 established that the fee must be applied exclusively to the revenues from the activity of installing and supplying public telecommunications networks, supplying the public with vocal-telephone services, and supplying the public with mobile and personal communications services. The Company has contested the above Ministerial Decree to the regional administrative court of Lazio (TAR), questioning the legitimacy of certain parts.

2.9 EVOLUTION OF EUROPEAN UNION REGULATIONS

Within the framework of the "1999 Communications Review", the European Commission began to review Community legislation regarding telecommunications, aimed principally at promoting and developing a competitive European market for communications services, consolidating the convergence process, and gradually eliminating certain legislative obstacles in relation to the degree of competition. In this connection, on July 12, 2000 the Commission submitted to the European Parliament and the European Council the proposals for directives on "Framework", "Universal Service", "Authorization", "Access and interconnection" and "Data Protection".

2.10 MOBILE TELECOMMUNICATIONS

In Resolution No. 6/00/CIR, the Regulator defined the new structure of the National Numbering Plan which, as far as mobile numbering is concerned, involves the gradual elimination of the initial "0" and the "portability" of the number among various operators. Because of some technical difficulties which are in the process of being resolved, the Regulator has decided that the new structure will come into force on June 30, 2001.
Following official requests made by TIM both to the Ministry of Communications and the Regulator, in Resolution No. 895/00/CONS, the Regulator brought forward the liberation (with effect from January 1, 2001) of another 15 MHz for mobile systems operating in the *GSM* 1800 frequency bands, originally scheduled for January 1, 2002. Thanks to this measure and on the basis of roaming agreements made with other operators, 5 MHz of band have already been awarded to TIM, and, during 2000, another 5 MHz will be assigned to TIM which is to share the frequencies with Blu.

1599







THE TELECOM ITALIA GROUP







1600



In Italy, Telecom Italia Group operates in the following business sectors: wireline telephone services operated by Telecom Italia, mobile telephone services supplied by TIM and satellite telecommunications provided by Telespazio. In fiscal 2000, the revenues of Telecom Italia and TIM account for 52.6% and 26.3%, respectively, of consolidated revenues.

Outside Italy, the Group's telecommunications business is conducted by its subsidiaries and affiliated companies, mainly, in Europe and Latin America. Some of these companies are held directly by Telecom Italia while others are owned through the subsidiaries TMI - Telemedia International Italia, Stet International Netherlands and Stet Mobile Holding, the latter company being entirely held by TIM.

The other sectors in which the Group operated in 2000 are: information technology which is currently composed of the companies Finsiel, Telesoft, Netsiel and Sodalia; manufacturing operations conducted by Italtel; installation operations supplied by Sirti. At December 31, 2000, the Group held a minority investment in Italtel (19.9%) following the sale of an 80.1% stake to a group of foreign investors. The Group no longer operates in the manufacturing sector after its acceptance of the take-over bid for all of Sirti S.p.A.'s operations. These two transactions were finalized in the last quarter of the year. On November 15, on the other hand, the merger of Seat Pagine Gialle and Tin.it was finalized and, consequently, control of the Seat group was acquired, giving rise to the *Internet* sector of the Telecom Italia Group.

With reference to the consolidated book value at december 31, 2000, investments in affiliated companies is concentrated in Europe for about 69%, in Latin America for about 30% and the remainder in the rest of the world.

The Group's workforce at December 31, 2000 numbered 114,669 (122,662 at December 31, 1999). The reduction by 7,993 is due to personnel turnover, variations in the consolidation area and acquisitions and sales of companies effected during the year. As far as turnover is concerned, the main component refers to the termination of employment at the Parent Company Telecom Italia, partly as a result of employee cutbacks under Law No. 223/1991 following the agreements with the labor unions in March and July 2000. As a result of transactions involving corporate entities, 17,978 units are no longer in the Group, mainly on account of the sale of the operating companies in the manufacturing and installations sectors (-17,857), offset by an increase of 17,567 units principally in reference to the Nortel Inversora group (7,498 units), Maxitel (1,229 units) and the Seat group (7,515 units).

The following table presents the Group's results by business segment. Beginning in 2000, the Nortel Inversora group was consolidated proportionally, since it is controlled on a 50-50 basis with France Telecom.
As regards the Seat group and the foreign companies acquired in the last part of the year, only their balance sheets have been consolidated.
Following the sale of investment holdings towards the end of the year, only the statements of income for the nine-month period were consolidated for the manufacturing sector (Italtel group) and the installations sector (Sirti group).

1601

In 2000, the reorganization of the Group was begun which led to the creation of autonomous Business Units, coordinated by a Corporate function with the responsibility for strategy and control. The new organizational structure will become fully operative during 2001. Additional details are provided in the section "Management's discussion and analysis of financial condition and results of operations of Telecom Italia Group".

(in billions of lire)	(1)	Wireline telecommunications in Italy	Mobile telecommunications in Italy	Satellite telecommunications	International telecommunications	Information technology activities	Manufacturing activities (2)	Installation activities	Subtotal	Other activities and eliminations	Consolidated total
Sales and service revenues (*)	2000	33,723	15,352	659	7,615	3,137	1,221	1,165	62,872	(6,893)	55,979
	1999	35,856	14,425	619	3,253	3,074	1,776	1,501	60,504	(8,023)	52,481
Gross operating profit	2000	14,552	7,445	98	2,741	388	38	107	25,369	31	25,400
	1999	15,434	6,734	91	635	405	23	123	23,445	228	23,673
Operating income	2000	6,961	5,542	(100)	579	251	(26)	20	13,227	(48)	13,179
	1999	7,096	5,126	(19)	(204)	237	(5)	76	12,307	149	12,456
Capital expenditures (3)	2000	4,974	6,955	59	5,977	303	39	29	18,336	14,596	32,932
	1999	5,926	1,992	67	1,856	129	87	81	10,138	422	10,560
Number of employees at end of period	2000	66,541	9,634	1,194	15,943	11,280	-	-	104,592	10,077	114,669
	1999	76,113	9,375	1,287	5,714	10,206	5,153	12,704	120,552	2,110	122,662
(*) Of which, to sectors of the Group	2000	4,304	651	150	180	973	836	393	7,487	(7,487)	=
	1999	4,903	703	176	184	947	817	664	8,394	(8,394)	=

(1) The figures for 1999 have been reclassified for purposes of comparison with 2000.
(2) For 1999, these refer to 50% of the consolidated figures of Italtel group from January 1 to October 31 and 100% from November 1 to December 31.
(3) Investments in fixed assets and intangible assets, including goodwill on the acquisition of consolidated companies, total Lire 17,637 billion.

3.1 WIRELINE TELECOMMUNICATIONS IN ITALY

The wireline telecommunications sector is operated directly by the Parent Company, **Telecom Italia**. A comparison of the highlights between 2000 and 1999 is shown in the following table:

(in billions of lire)	2000	1999	Change amount	Change percentage
Sales and service revenues	33,723	35,856	(2,133)	(5.9)
Gross operating profit	14,552	15,434	(882)	(5.7)
Operating income	6,961	7,096	(135)	(1.9)
Capital expenditures	4,974	5,926	(952)	(16.1)
Number of employees at end of period	66,541	76,113	(9,572)	(12.6)

Althought there was a marked increase in traffic volumes (+27.3% in terms of minutes), results fell compared to 1999 due to the intensification of competition and to the price-reduction and discount policies adopted by the Company. The increase in minutes during the year was affected by the substitution of totally "operated" traffic with traffic that was only "carried" on behalf of other operators and of non-local traffic with the less remunerative "online" (local) traffic, in addition to the "flat" rate that was introduced as

1602



part of the "Teleconomy" offerings. The result, compared to the prior year, was a fall in the average yield per minute of almost 36%.
The fall in revenues was, however, largely compensated by a significant reduction in external costs, labor costs, amortization and depreciation and other operating items. In the second half of the year, labor costs were also affected by cutbacks and layoffs as defined in the agreement drawn up with the labor unions on March 28, 2000 and in the agreements signed at the end of July, the effects of which will be felt more particularly from 2001 onwards.

■ THE OFFERING

In 2000, the phenomena which had characterized the prior year intensified. In particular, the growth of the *Internet*, the entry of new operators following deregulation and the growth of the data segment counterbalanced the voice market, which has for some time now assumed a nature status. The obligation – established during the year by the Regulator – to supply other operators with unbundled access to the local Telecom Italia network (*Local Loop Unbundling* - LLU) effectively completed the opening up to competition of all areas of the market.
In response to these pressures, the first action taken was to concentrate all of the *Internet* activities in the new company Tin.it, which was subsequently merged with Seat Pagine Gialle; the latter company then reached an agreement to acquire the third largest Italian television operating company, confirming the ever more rapid convergence which is characterizing the Information & Communications Technology (ICT) sector. Innovative flat rate plans were introduced, which are particularly advantageous to residential customers having high traffic consumption. Finally, the LLU offering was presented to the Regulator.
The reorganization of Telecom Italia became effective through the first disvestments of non-core activities (including the "Grandi Immobili" business segment), and through the setting up of operative units capable of responding effectively to the requirements of specific market segments; in this context, the business segment "Information Systems Operations" was contributed to Netsiel.

Mass Market

The growth in phone traffic compared to 1999 (+12.5%) can be mainly attributed to the *Internet* factor and to the commercial offerings launched during the year, in particular the "Teleconomy" offerings. These led to a decline in revenues, which were also negatively affected by the new measures aimed at rate rebalancing for mobile, inter-district and international traffic.

In fact, 2000 marked a turning-point in the pricing strategy in the market of residential and small business customers. During the first quarter, with the "160/89" offering (maximum and minimum prices per minute for long-distance calls of the 3rd level), Telecom Italia ranked among the price leaders in some clientele segments. This trend was further reinforced from June onwards with the "Teleconomy" offerings ("24", "No Stop" and "24 Aziende"), which overturned the traditional concepts of distance, time-band (with "24" and "24 Aziende" all local and long-distance calls have one price) and duration (with "No Stop" it is possible to make unlimited local and long-distance calls, subject to the payment of a flat rate). In November, the "Teleconomy *ADSL*" offerings were conceived, which combine a fast *Internet* connection with the advantage of a pre-established price,

regardless of the connection time. The increase in pricing offerings recorded in 2000 was more than double that of 1999.

A growing level of customer satisfaction and the creation of a continuous, privileged rapport with customers were confirmed as fundamental points of Telecom Italia's loyalty policy. In February and March, with the aim of securing the loyalty of the most valuable clientele, the "Comunico" club (reserved for the best customers, for whom there are special offers and previews) and "Minuti Preziosi" (a program with prizes based on the amount on the phone bill) were launched, the success of which is demonstrated by the number of applications received from interested customers.

Telecom Italia is the first wireline network operator in the world to offer the SMS (Short Message Service) to its customers. The service, activated on December 1, 2000 makes it possible to send and receive SMSs on special fixed handsets, like the new Sirio 187, with which the Company soon hopes to replace the telephones in Italian households. In 2000, the product range was radically enhanced partly through the introduction of 11 new cordless phones and the creation of the new "products for *Internet*" segment, with the launch of the Web-phone.

In December, the "400" return call service was activated which informs customers about the last unanswered call received, by means of a vocal message giving the telephone number, date and time of the call. The service also makes it possible to call the recorded number automatically by pressing the "1" button. The customer pays Lire 100 (+VAT) for each consultation; the service is free if no new information has been received since the previous inquiry.

In 2000, there was a further growth in network services which, in addition to augmenting customer satisfaction, distinguish the Telecom Italia offerings from those of its competitors and constitute an effective tool for building customer loyalty. Compared to 1999, applications increased by more than 60%. In particular, the "Memotel" services (centralized answering service) and "Chi è" (which displays the number of the call) both acquired about 1,400,000 new customers, demonstrating a strong response to the needs of the market. The number of subscribers to "Chi è" increased by 210% compared to 1999, while the new "prepaid" and "pay per use" offerings also contributed to the growth of "Memotel".

The *ISDN* superline again confirmed its strong growth trend; in fact, at December 31, the number of basic access lines had grown by 81.5% since the beginning of the year.

The purchase of Call IT cards increased by 23% compared to 1999, thanks partly to the success of the offering of the card to members of the "Comunico" club.

As regards public telephone services, efforts continued to diversify the offering of prepaid cards, which, in particular, involved the launch of contests with prizes linked to the purchase of cards and the issue of cards to commemorate special events. With collectors in mind, and in partnership with specialized publishing companies, some series of limited-issue cards were circulated to mark special events, and a contest was launched which helped to raise the average expenditure per customer. For outgoing international traffic, in December, the pricing of the "Welcome" card was re-positioned.



During the year, "*Internet* Corner" terminals were successfully tested. The terminals make it possible to surf the *Internet* using a phone card, and plans are now going ahead to extend the service. The optimization process continued, with the retirement of 68,000 telephone sets and the replacement of traditional public telephones with more highly evolved equipment which can take advantage of the potential offered by the *intelligent network*. This innovation, based on *ISDN* technology, will make it possible to extend the offering further, improve the quality of the service and reduce operating and maintenance costs. By the end of the year, 294,000 telephones had been installed; 45,000 of the 100,000 on the *intelligent network* use *ISDN* technology.

During the year, the company began to renovate the information services. For the "12" directory information service, a voice-recognition system was put into place, allowing customers to obtain the information they require automatically by following the spoken instructions provided by the system. The new "ZeroeVia" service was also launched, giving customers the option of being directly connected to the number requested from the "12" information service by pressing the zero button. In December, in Bologna, experimental access to a vocal portal was opened, enabling customers to obtain information about drugstores, films being shown in theaters, the weather, the state of the roads and the stock exchange by interacting with an automatic voice system. Finally, the website *www.info12.it* was activated to supply, from an online list, all the Telecom Italia information services via *Internet*, based on the "search-find-communicate" concept. In addition, the duties of the "187" customer service were extended and the service can now be consulted round-the-clock from Monday to Sunday.

Finally, with reference to sales channels, points of sale were given a new logo, "Punto 187", which now applies to 84 direct shops and 1,481 indirect partners; the "187" telephone channel was developed, specializing in the commercial component; a special *e-commerce* channel was made accessible through the *www.187buy.it* website.

Small and Medium-size companies

In 2000, Telecom Italia further improved its offering of telecommunications services for the segment of small and medium-size companies, which are a particularly important component of the manufacturing cycle in Italy. As far as general phone connectivity is concerned, the following features are significant:

- the net increase in *ISDN* connections, with 161,000 new *BRA* access lines and 1,000 new *PRA* access lines (respectively, +39% and +145% compared to the numbers on January 1; by the end of the year the level of penetration was 37% of the total number of phone access lines (54% in terms of equivalent lines);
- the significant increase in the number of *intelligent numbers* (toll-free numbers and numbers with intelligent charges), with 2,200 new codes.

In addition to the basic proposal, in order to interpret the needs of small and medium-size companies, special value-added solutions were introduced for the voice, data and *Internet* segments. As far as the voice segment is concerned the new solutions include:

- the launch of the "Teleconomy 24 Aziende" offering, which introduced an extremely innovative pricing system in terms of transparency, simplicity and economy (all local and long-distance calls are charged at a single price, regardless of the distance and time-band involved); this offering led to the achievement significant results in terms of customer retention, as attested by 156,000 subscriptions reached by the end of the year;

- the "Easy Start" offering, devoted to start – up companies, under which a single company supplies the whole telecommunications system, from the design consultancy to services and the Information & Communications Technology products; financial assistance is also provided with this offering.

In the data and *Internet* segment, the following offerings were launched:
- the "Teleconomy *ADSL*" offering, which combines particularly advantageous phone pricing with the benefit of a fast *Internet* connection charged at a flat rate, regardless of the connection time;
- the "Neteconomy *ADSL*" offering ("Group" and "Multigroup"), intended to facilitate the introduction of small and medium-size companies into the world of *Internet*; the service allows high-speed connection for groups of LAN users and always-on connection at a flat rate; about 1,800 contracts were stipulated after the launch of the offering (at the end of September);
- the "Full Business Company" offering, which introduces companies to the world of the new economy, offering network services, security services, *Internet* data center services, hosting and basic applications;
- the "Easy Cabling" offering, which creates integrated phone and data cabling solutions in flexible versions.

Experimental services have also been started in the form of direct Application Server Providers for companies wishing to concentrate on their core business, and delegate the technical and operative responsibility for their information system. Partnership agreements were stipulated with leading companies in the field of applications software to manage small and medium-size companies.

Finally, in 2000, the company's commercial organization was strengthened, both in terms of internal resources, with the setting up of specialized centers for telephone selling, and by recruiting more external resources, bringing the indirect network, launched in 1999, to number 900 agents. The result was a significant increase in contacts with customers, partly through goal-oriented selling campaigns, with positive repercussions both on the marketing of services, and on the retention of market shares of traffic.

Business Market

Within the framework of extending the offering portfolio, in 2000, the following offerings were introduced: "Business One", which aims to give support to customers in managing their telecommunications systems and in defining the development of related infrastructures; "Full Business Company", which assists companies to evolve towards e-company models; "Full Business Security", which supplies customers with network security services in *IP* applications; "Dataw@n", which, for data services, makes connectivity possible at the corporate level for companies with a number of offices.

The *ADSL wholesale* offering is geared to operators who wish to market *Internet* access services using this technology. Within the framework of *IP* services, the "Videonet" service was introduced (videocommunication on *IP*). The offering of "Net Manager" services was extended, geared to the control, management and analysis of telecommunications consumption, through the introduction of "*Internet* SecurP@y", for the payment of invoices



through the *Internet* by credit card, and "*Internet* Billing" services, for the acquisition of invoices in electronic format which are legally valid. As far as phone services are concerned, the "Full Business Card" offering was extended with new profiles and applications. Finally the InterBusiness offering was extended with new ways of subscribing.

With reference to the individual services offered, the results were as follows:

- 83,000 connections to *ADSL wholesale* since the beginning of the year;
- 22,000 *retail* contracts on broadband, through the "Full Business Company" and "Ring" offerings;
- 1,300 subscriptions to "Full Business Security" since the beginning of the year;
- Business Frame/*ATM*/Dataw@n, which generated about 8,800 accesses during the year, with revenues far exceeding forecasts;
- increase in connections to the *ISDN* network, with more than 300,000 equivalent lines installed in 2000 and an increase of 22% compared to the end of 1999;
- results obtained from "Intelligent Numbers": (Numero Verde (toll-free numbers), Addebito Ripartito (numbers with intelligent charges), Numero Unico (Single Number), Numero Universale (Universal Number), and by InterBusiness with revenues exceeding forecasts.

International traffic

2000 was devoted largely to the evolution of the architecture of the international network, from the traditional "bilateral" model, in which operators in different countries share transmission media to transport the flows of incoming and outgoing traffic, towards the "cross border" model, which consists of multi-lateral *backbones* with regional extensions, incorporated into voice and data services and interconnected between them.
This evolution affected are Europe, where the creation of the pan-European Backbone is in progress; the Mediterranean, with the Mediterranean Nautilus project; and Latin America, with the Latin American Nautilus project.
The new architecture, which, to begin with, will function alongside the already-existing one, is destined to support the new business models which are establishing themselves in an ever more competitive scenario, heavily influenced by the gradual deregulation of the markets and the emergence of continuous technological innovations which make it possible to collect, route and terminate international traffic in alternative ways to those used under the bilateral agreements made between the various countries involved.
Great efforts have also been devoted to developing the transmission capacity across the Atlantic in order to accommodate the increasing demand for *Internet* access services, and the rationalization of the corporate network, with a view to curbing the per unit costs of products and services, while keeping an ever-watchful eye on parameters of quality. Compared to 1999, in fact, the average cost of band unit used has fallen by about 30%.

The development of the international network has led to the launch of new services which, by further broadening the offering for *wholesale* customers and improving competitive capacity, have made it possible to preserve the market share, and to generate an increase in volumes. The characteristics of reliability and quality of service have also continued to differentiate the offering of the Company from that of its competitors.

In 2000, despite the fact that fierce competitive pressure led to a fall in terminal incoming traffic, compared to 1999, there was a significant increase in overall traffic volumes, as shown in the following table:

Total international traffic	+11.5%
• incoming Italy	-0.1%
• outgoing Italy	+13.2%
• in transit	+52.9%

A considerable increase was also recorded in *IP* services for access to the Big *Internet* through the SEA-BONE *backbone*; in fact, the band capacity marketed by the end of 2000 had more than tripled (+205.5%) compared to the amount sold at the end of 1999.
During the year, cashless services were further developed, by increasing the operational system of international phone cards (the capacity of which reached 30 million cards), and new services were introduced for foreign markets.

THE NETWORK

The national network

During the year, the aim of keeping up to date the range of services offered to the clientele, for which the demand for connection to data networks was increasing, partly as a result of the rapid growth of the *Internet*, led, on the one hand, to the continuous upgrading of the network infrastructures and, on the other, to the need to upgrade the hardware and software of operating systems and apparatus. To this end, special attention was given to finding innovative technological solutions capable of proposing competitive solutions while maintaining the quality standards offered.

The national network in statistics at December 31, 2000 is as follows:

Exchange areas:	about 10,000 served by 11,449 Line Stages (SL)
Switching areas:	615 served by 653 Local Group Stages (SGU)
Gateway areas:	33 served by 66 Transit Group Stages (SGT)
POTS accesses:	24.7 million
ISDN PRA accesses:	44,650
ISDN BRA accesses:	2,163,300
Copper network accesses:	104 million of kilometers-pair
Optic fiber access network:	454,000 kilometers-line
Optic fiber carrier network:	2.6 kilometers-line
Tele-selective circuits:	3.7 million
Network for direct number circuits:	641,000 access points with speeds up to 2 Mbit/s
Network for direct analogic circuits:	166,200 access points
Frame Relay accesses:	26,000 gates a 2 Mbit/s
ATM accesses:	2,800 gates at 34-155 Mbit/s and 2,700 gates at 2 Mbit/s

The national territory is subdivided into “exchange areas”, served by “line stages” to which users are connected; “switching areas”, served by “local group stages” which collect the

1608



telephone traffic of the exchange areas connected to them; and "*gateway* areas", served by "transit group stages" which collect the inter-district and international traffic of the switching areas. National switching has reached a level of numbering of 99.7%, compared to 98.7% at the end of 1999.

In 2000, the necessary technical preparations were made for the launch of the SMS service; for the activation of the "400" call return service in about 75% of the country; for the services available with the "Carta Unica" prepaid card, which can be used from public and private terminals on the fixed network, in Italy and abroad; for the NetCard/Business, the evolution of the virtual private network service, to which the phone card service has been added with charges being made to a single account; for the personal number service with access through TIM; and, finally, to make new games available through the telephone, such as LottoTel and Totobingol.
Work continued to bring the network in line with the telephone numbering plan by releasing more numbering "groups"; in fact, once the "National Numbering Plan" is fully functioning, customers will be assigned numbers starting with "1", currently reserved for public services.
The industrialization process of the national multi-service *backbone* has begun, with the creation of a test network; traffic tests are currently in progress to verify the efficiency and reliability of the decisions made hitherto, and to assess possible alternatives in terms of implementation.

The need to house other operators' equipment for *local loop unbundling* or interconnection in Telecom Italia exchanges has led to the creation of a modular prototype that can be installed, without the need of any wall space or air conditioning. This solution provides the answer to the need to equip hundreds of sites all over Italy in a short time following recent decisions made by the Regulatory Authority.

As far as the *intelligent network* is concerned, the network structure was further strengthened, partly to support the new services offered to Telecom Italia customers. In particular, a virtual *call center* platform was created, which can function with operators distributed on a nationwide scale. Telecom Italia uses this platform for the new customer care services ("177", "181", "187", "188", "191") and directory information services ("12" and "1412"); as regards the "12" directory information service, the voice-recognition system has also been completed. The testing of the new public telephone platform has been completed. The new platform will improve the operations of terminals and make it possible to offer new services thanks to the use of *ISDN* technology. Following the growth in the number of users of the virtual private network, the dedicated network structures were extended.

Action was taken to augment the capacity of the existing carrier network.
Work on the development of the new national transit network, "Arianna" continued. Thanks to the use of the latest generation of *SDH* technologies and the new DWDM (Dense Wavelength Division Multiplexing) technology, the new network will form the basis for a new optic fiber carrier network with a high transmission capacity, able to provide national coverage and carry flows with high requirements in terms of quality and availability. In 2000, work was completed on the first stage of the 7 *backbone* rings which connect the 16 national transit junctions; 10 rings linking the *backbone* level with the

regional level; and 8 rings linking up with the international network. Transmission installations were also built to transfer flows between junctions.
During the second half of the year, testing was also completed on a high capacity optic fiber carrier network, which functions with DWDM and OADM (Optical Add Drop Multiplexer) apparatus, and is able to carry various signals and to carry out operations such as routing and protecting flows entirely within the optic fiber domain.
Within the framework of the "Reseau" project, experiments have begun involving a high-performance *IP* network, based on an architecture involving a carrier infrastructure relying on DWDM connections nationwide and optical ring networks in cities on a local level realized on OADM apparatus. The cities involved in the project are Milan, Rome and Turin.
In the *SDH* network, testing was started on new apparatus which offers the option of extending the functionality of the synchronous network onto copper lines up to the customers' premises. During the year, the number of connections made on the network (about 180,000) almost tripled.
In the second half of 2000, a project was also drawn up to create an optic fiber ring between Milan and Palermo (I-Bone), which will involve the installation of approximately 4,200 km of cable with 96 optic fibers on two backbones and the laying of two submarine links under the Strait of Messina.
Finally, in radio link systems, a plan is underway to install new equipment with a higher capacity starting in the first quarter of 2001, in anticipation of an increase in the demand for capacity from radiomobile operators.

Access network lines numbered more than 27 million at the end of 2000, thanks to the growth in *ISDN* connections. The following table shows the trend.

((in thousands)	2000	1999	1998
Fixed connections			
Total	27,153	26,502	25,986
- general telephone network	22,569	23,453	24,251
- *ISDN* (equivalent connections)	4,584	3,049	1,735

Experiments with the "new network termination" which, by replacing the current 3-pin socket, will also make it possible to take advantage of new telecommunications and multimedia services, has been postponed to 2001 and will take place in Florence and Milan.
During the year, however, testing proceeded on an "in-house" cabling system for apartments to facilitate the supply of high-speed telecommunications services by integrating all the existing cabling systems (including telephone and TV) and allowing immediate use of *ISDN* access and *ADSL* technology. This policy is also being supported by Telecom Italia at the level of national legislation.

Other achievements during the period under examination include:

- in broadband, the development of the network in Siena, where the city council intends to transmit all the television channels via cable, and the stipulation of a contract with TELE+ for seven cities (Turin, Milan, Bologna, Florence, Rome, Naples and Bari) where the network is already available for use, for a total of 604,000 potential customers;



- the success of four tests involving optic fiber broadband access on the GigaBit Ethernet platform in Bologna, Padua, Rome and Milan, the city where, in November, the commercial phase was initiated;
- the installation of *ADSL* systems in 117 urban areas, for a total of 80,000 access lines;
- the preparation of support infrastructures for *ADSL* services for the Mass Market ("Teleconomy *ADSL*") and for the business clientele ("Neteconomy group" and "Multigroup");
- the evaluation of the possible participation of Telecom Italia in the bid for the allocation of radio frequencies for WLL (Wireless Local Loop) systems, and the testing of LAN wireless systems with limited extension combined with *xDSL* access systems;
- the development of the access network for Tin.it and the design and introduction to the network of new services in response to customers' requests;
- the expansion of the infrastructures of the Itapac network, for about 7,000 new access lines, and the updating of the tax rates to the volumes of traffic offered by the network;
- the consolidation of the offering of data services for the Public Administration according to the contract with the Single Public Administration Network (RUPA); in 2000, the transmission capacity of the network was also increased;
- the extension and updating of the *IP* Interbusiness network, resulting in an increase in transmission capacity and the availability of 26,000 new access lines for customer services; the pilot network in GigaBit Ethernet technology is connected to this;
- the development and consolidation of the *ATM / Frame Relay* network, partly to support the launch of the new "RING" and "Full Business Company" services, for which a system has also been introduced to invoice traffic volume.

On the subject of interconnection with other operators, the main achievements of 2000 were the availability of the functional prerequisites for *carrier preselection* and *number portability* and the creation of automated solutions for requests and provisioning of both the local loop unbundling of copper networks and for housing (co-location) in the local Telecom Italia exchanges.

Still on the subject of interconnection, during 2000, with the start of local loop unbundling on the local network, the Italian telecommunications market completed its deregulation process. In this connection, the following developments should be emphasized:
- the signing of 25 new interconnection agreements, bringing the total to 65 contracts signed since deregulation first initiated;
- the signing of 28 "reverse" agreements (termination of calls on the network of other operators) and 13 renewals, for a total of 44 contracts;
- the signing of 20 agreements to supply direct connections into the network switches belonging to other operators, for a total of 30 contracts;
- interconnection with the networks of 30 other operators, for a total of 53 interconnected operators;
- the signing of 8 wholesale agreements to supply high-speed access services using *ADSL* technology;

- the signing of 40 *carrier preselection* contracts, 40 district *carrier selection* agreements, 19 *number portability* agreements and 9 co-location housing framework agreements for interconnection;
- the signing of 16 contracts for testing the local loop unbundling service on the local network and two contracts to supply the local loop unbundling service to the local network;
- the signing of an agreement with TELE+ to carry signals relating to multimedia broadcasting services, similar to the one already signed with Stream.

In 2000, interconnection traffic totaled 66.6 billion minutes, including traffic from and to other wireline and wireless network operators.

Finally, the technical quality of the network can be summarized by its "rate of effectiveness", based on the number of phone calls actually reaching the number called, the trend of which is shown in the following table.

	2000	1999	1998
Local calls	99.6%	99.7%	99.5%
Long-distance calls	99.1%	99.1%	99.2%

International network

At December 31, 2000, there were 197,000 international circuits (+62.4% compared to the end of 1999), of which 160,000 between Italy and foreign countries and 37,000 among foreign countries and, of these, about 4,000 are by satellite. More than 37% of resources are devoted to phone services but, during the year, there was a sharp increase (+240%) in the resources used for *Internet*, which represented 32% of the total. The remaining capacity is mainly dedicated to "rigid" transits and private circuits. The overall number of countries connected is 235, of which 53 also in *ISDN*. The numbering process on the international network has exceeded 98%.

In Europe, work continued to create the pan-European Backbone which, with two pairs of optical fibers, will connect nine European countries through points of presence located in Europe's main cities (Milan, Zurich, Paris, Barcelona, London, Brussels, Amsterdam, Frankfurt and Vienna). The network, designed according to a ring architecture, which will guarantee the self-protection of traffic should a fault occur on any given section, will be about 11,500 km long. The first part was completed in July (Italy - Switzerland - Germany - France - United Kingdom). The structure is scheduled for completion by 2001.

In the Eastern Mediterranean, where the Group is present with its subsidiary (51%) Mediterranean Nautilus, Telecom Italia has won the order to supply the "Med Nautilus" system, a submarine optical fiber ring network linking Italy, Israel, Greece, Turkey and Egypt. The first section of the network (Italy- Greece-Israel) will be available at the end of 2001.



Finally, as regards South America, where Telecom Italia is present through various companies of the 70%-owned subsidiary Latin American Nautilus (Telecom Argentina, Entel Chile and Entel Bolivia equally hold the remaining 30% stake), work continued on the "Latin American Nautilus", a network connecting New York and Miami with important cities in Latin America. In December the connection was completed between Buenos Aires and St. Croix (Virgin Islands), with transit in Brazil. The connection with Florida is provisionally assured by leased circuits, until the new system, scheduled to open at the end of 2001, comes into service. Through Telecom trans-Atlantic connections, the network will be linked to the European backbone, the domestic network of the Parent Company and the Med Nautilus system. The project will offer multi-national operators and customers international connectivity for *Internet* web-hosting services.

As regards the traditional network components, consisting of submarine cable connections in co-participation with other operators, specific action was taken to expand the capacity in the areas of Latin America and North Atlantic. In order to meet the growing demand for band wide for new services, action was also taken to expand the transmission capacity of the trans-Atlantic submarine systems. In addition, the creation of the SAT 3 system was started, which will make it possible to open up connections between Italy and some African countries. As regards the satellite network, in 2000, the process of optimizing connections and land-based installations was completed; in this regard, steps were taken to activate *Internet* connections via satellite with India.

In 2000, the quality of the international network, measured by the ABR (Answer Bid Ratio - the ratio between the calls which obtain a reply and the overall number of attempts at calling) produced the following results:

	2000	1999
ABR outgoing	54.5 %	55.1 %
ABR incoming	64.0 %	62.6 %

The outgoing ABR deteriorated slightly again because of the greater amount of traffic directed towards low-quality national networks, despite further technical work carried out during the year.

HUMAN RESOURCES

Employees of Telecom Italia at December 31, 2000, including the 2,144 resources laid off under government sponsored unemployment compensation plans ("Cassa Integrazione Guadagni Straordinaria - CIGS"), numbered 66,541, compared to 76,113 at the end of 1999; the net reduction of 9,572 is in line with the objectives set in the strategic plan.

36.3% of the 10,071 employers terminated under revisiament employment contracts in 2000 did so as a result of the application of Italian Law No. 223/1991, 30.6% due to incentive

1613

packages according to criteria defined in the same plan, 18.5% due to corporate spin-offs (including the 1,051 resources transferred to Netsiel at December 31, 2000), 2.4% due to transfers to other companies in the Group and the remaining 12.2% due to other reasons.

At the same time, 384 new permanent employees were recruited, including university graduates or persons with high school diplomas in subjects of corporate interest, 83 were transferred from other companies in the Group, 30 were acquired from Stet International, which was absorbed following the reorganization of the international sector. At December 31, 2000, there were also two resources under temporary employment contracts (none at the end of 1999).

In 2000, training activities were characterized by a particularly selective approach, in strict correlation to the strategic requirements of the Company and the professional assets required. In this connection, the main activities were as follows:

- support for the restructuring processes consisting of a professional re-training of the resources involved (the "Jobnet" project for personnel laid off under unemployment programs);
- strengthening knowledge and skins in "critical" areas for the development of corporate business focusing mainly on technological and commercial content.

Overall, about 1.6 million hours were devoted to training activities, of which 15,000 were geared to executives (600 in attendance), 35,000 to middle management (1,640 in attendance) and more than 1,500,000 to operational staff (36,600 in attendance).
During the year, increasing use was made of multi-media teaching methodologies, which are more effective in terms of the learning process. Furthermore, with the integration of online, off-line and classroom training, it proved possible to optimize the time and resources involved for projects geared to particularly large groups (SAP, Office Automation, language training).

On March 28, 2000, at the Ministry of Labor, an agreement was reached with the labor unions regarding the "Development and Reorganization Plan for the three-year period 2000-2002". The talks, which kept the various parties busy for months in intensive negotiations, made it possible to pinpoint a balanced range of operational tools – early retirement incentives, cutbacks under Law No. 223/1991, transfers between companies, new flexible modes of part-time work, and professional re-training initiatives aimed at re-employment, with recourse to unemployment compensation (CIGS) benefit plans – which will create the necessary re-equilibrium of employees during the period covered by the Plan, on the basis of a declared excess number of 13,500.

Layoffs under unemployment compensation plans (CIGS), used for the first time by Telecom Italia, were articulated into two stages and involved a total of 2,200 resources (678 in the first and 1,522 in the second stage; at December 31, 2000, as the result of a few resignations, the number of resources receiving unemployment compensation numbered 2,144). According to the above mentioned agreement, employee cutbacks under Law No. 223/1991 will involve 5,300 resources over the three-year period 2000/2002; 3,656 had left at December 31.

On October 1, 2000, the new Collective National Labor Contract (CCNL) for companies operating in telecommunications services, signed at the Confindustria (the national federation of industrialist) the previous June 28, became effective. The economic part of the contract will remain in force until December 31, 2002, whereas the part regarding the



other clauses of the contract will remain in force until December 31, 2004. At the same time, the Company applied the transitory CCNL for the interim period as established in the draft signed on July 19, ensuring substantial continuity with regard to previous agreements, for all personnel already in service.

In 2000, in line with the strategy established in the "Development and Reorganization Plan" to focus activity on the core business of telecommunications, the Company contributed some business segments not strictly connected to the corporate mission to: Tin.it (*Internet* services), which was subsequently incorporated into Seat Pagine Gialle, TE.SS. (personnel administration), Netsiel (Information Systems Operations) and IM.SER. (Grandi Immobili). As part of the restructuring of the international sector, on the other hand, Stet International was absorbed. As a result of these operations, there was a net decrease in employers of 1,838.

On October 27, 2000 the Commission in charge of supervising pension funds authorized the operations of TELEMACO, the supplementary national pension fund for workers in telecommunications companies, the legal status of which was recognized by the Ministerial Decree issued on November 22, 2000. The collection of contributions to the fund began in November.

The following charts depict the breakdown of employee resignations in 2000 and the breakdown of employees by professional category and by age as at December 31, 2000.

RESIGNATIONS 2000


EXECUTIVE
1.6%
MIDDLE MANAGEMENT
2.5%
TECHNICIANS
14.7%
CLERICAL STAFF
81.2%

DISTRIBUTION BY PROFESSIONAL CATEGORY


EXECUTIVE
1.6%
MIDDLE MANAGEMENT
2.5%
TECHNICIANS
14.7%
CLERICAL STAFF
81.2%

DISTRIBUTION BY AGE


OVER 55 YEARS
2.3%
FROM 21 TO 30 YEARS
6.2%
FROM 51 TO 55 YEARS
17.8%
FROM 31 TO 40 YEARS
36.9%
FROM 46 TO 50 YEARS
22.0%
FROM 41 TO 45 YEARS
14.8%

RESEARCH AND DEVELOPMENT

In 2000, Telecom Italia again relied mainly on CSELT for its R&D activities, thus confirming the importance of its role in defining the strategies of technological innovation on behalf of all the companies in the Group. The main subjects tackled during the year were as follows:

- the development of services for companies and for the residential clientele ("Business Net", telephone cards, the new public telephone platform on *ISDN*);
- the development of an offering of integrated intranet-extranet access for the transmission of voice and data on *IP* networks and the definition of innovative services for *Internet* Service Provider customers;
- the creation of a virtual *call center* for the "12" directory information service through the application of voice recognition and synthesis technologies;
- the creation of tools to support operations in providing *ADSL* services, in testing and managing of products and procedures, and in monitoring operative processes on a nationwide scale;
- the definition of the architecture and the bidding requisites and the testing of the Telecom Italia pan-European *backbone* network, created with high-capacity DWDM systems;
- the "observatory" activity of the evolution of technologies and services in which the Parent Company is interested;
- evaluations of investment opportunities in expanding companies in support of venture capital initiatives and the creation of environments ("incubators") in which new initiatives can develop effectively as companies.

In 2000, Telecom Italia devoted Lire 170 billion to R&D, of which Lire 164 billion refer to the work conducted by CSELT.

Interaction Design Institute

In 2000, Telecom Italia and Olivetti set up the Interaction Design Institute Association of Ivrea, ensuring financial backing for the initiative. The Institute, based in Ivrea, will be a post-university school where it will be possible to develop technical and cultural know-how in the sector of communications services, and receive training in management and business initiatives. An integral part of the project will be the creation of a research laboratory for young talent with different academic backgrounds, with the aim of creating the right mix between design and technologies.

3.2 MOBILE TELECOMMUNICATIONS IN ITALY

The Telecom Italia Group operates in the mobile telecommunications sector through the **TIM** (Telecom Italia Mobile) group. The new corporate framework of international operations, in fact, as approved by the extraordinary stockholders' meetings of Telecom Italia and TIM held between October 20 and 24, has been in place since December. The reorganization led to the total non-proportional spin-off of Stet International to Telecom Italia (88%) and TIM (12%); as a result, TIM was attributed 55.04% of Stet Mobile Holding (SMH) and control of all the foreign subsidiaries operating in the mobile telecommunications business; Telecom Italia was attributed the remaining shares in SMH and all the shares in Stet International Netherlands



(SIN), the holding company for all the foreign wireline and integrated fixed-mobile network companies. Telecom Italia subsequently contributed all the shares still held in SMH to TIM in exchange for the subscription to a share capital increase by TIM reserved entirely for Telecom Italia.
This transaction led to a significant simplification of the Group structure, eliminating the intermediate level constituted by Stet International and, in particular, ensuring greater focus on the business and a clearer identification of management responsibility.
For the purposes of the actual figures, the results of the mobile sector are still shown separately for Italy (where the parent company TIM operates) and for foreign operations. The following table therefore presents the highlights of 2000 for TIM alone, compared to those of 1999:

	2000	1999	Change	
(in billions of lire)			amount	percentage
Sales and service revenues	15,352	14,425	927	6.4
Gross operating profit	7,445	6,734	711	10.6
Operating income	5,542	5,126	416	8.1
Capital expenditures	6,955	1,992	4,963	°
Number of employees at end of period	9,634	9,375	259	2.8

At the end of 2000, the level of penetration of the domestic mobile market exceeded 73%. Competition increased markedly due in part to the entry, in May, of the fourth operator Blutel. Despite this, TIM improved its economic results. Revenues increased by 6.4% compared to 1999, thanks partly to the increase in revenues value-added services, which more than doubled compared to 1999. The gross operating profit increased by 10.6%, representing 48.5% of revenues (46.7% in the prior year). The significant increase in operating income caused the percentage on revenues to rise to 36.1% (35.5% in 1999).
The improvement in the results can be mainly attributed to the increase in traffic volumes, which grew by 24.6% in terms of minutes and 9.8% in terms of revenues, where the net increase in lines (+16.6% compared to 1999) was partially offset by the fall in average revenues per line and per minute, owing to growing pressure on prices.
The process of simplifying the capital structure, approved by the extraordinary stockholders' meeting of October 10, 2000, led to the conversion of 91.56% of savings shares into ordinary shares, with a premium of Euros 3.7 per share paid by those who converted. The inflow of new capital was used in part to finance the acquisition of the *UMTS* license (Lire 4,680 billion), the value of which is included in capital expenditures.

■ THE OFFERING

The Italian mobile market, which is the second-largest in Europe in terms of the number of customers, comprises 42.3 million lines compared to 30.3 million at the end of 1999 (+40%), with TIM's share being equal to 51% and corresponding to 21.6 million lines, of which 89% were *GSM* lines. Since the beginning of the year, TIM activated 3.1 million new lines, most of them (86.2%) on a prepaid basis.

At December 31, 2000, the overall number of customers of the TIM group, in Italy and throughout the world, numbered 27.3 million on an equity basis (compared to 21.8 million at the end of 1999); the number increases to 28.3 million if we consider the other mobile telecommunications companies that belong to the Telecom Italia Group (22.3 million at the end of 1999). The increases, compared to the end of 1999, are partly due to the exceptionally good results of the Spanish operator, Retevision Movil, where the number of customers jumped from 1 million to 3.7 million, and to the buoyant performance of other European and Latin American operators. These results confirm the important position that TIM now occupies among international operators. The success is also partly due to TIM's "plug & play" approach, which involves the export of successful rate offerings, innovative services and "turnkey" operating processes, in order to achieve immediate economies of scale and develop start-up quickly.

On the domestic market, in the consumer segment, TIM promoted alternative ways of recharging prepaid cards during the year, especially using ATMS (Bancomat) including free SMS or traffic incentives; it also offered tariff plans to encourage customers to join without activation charges or with free traffic offers. For the prepaid market, the "Duetto" formula was launched, with the option of combining it with other tariffs, enabling users to call a TIM number at Lire 90 (+VAT) per minute. The Short Message Service (SMS) was also extended to *TACS*, while users who had subscribed for at least four years were rewarded with discounts on traffic and the Long TIM rate was extended to all users to further develop the service.
After the success of the summer initiatives "Carta vacanze" (based on a call tariff of Lire 100 + VAT per minute towards TIM customers and 100 free SMSs) and "TIM raddoppia l'estate" (bonus of Lire 50,000-worth of traffic at the first re-charge, which could be increased by a further Lire 50,000) the new family of "Flash" rates was launched (with no set-up charge, Lire 400 per minute applied to the effective time of conversation and the option of accumulating discounts on traffic). For the Christmas campaign, the "Cartauguri" was launched which, at a cost of Lire 10,000, offered 60 minutes of traffic at Lire 90 per minute and 100 SMSs over the holiday season (the same tariff was also retained for *WAP* i-TIM in *Internet*).
Finally, agreements were stipulated with leading banks for mobile banking and for online trading and, in order to augment the information potential of services, an agreement was signed with ANSA (the Associated Press National Agency) to provide free information (on economics, sport, and so on) directly to the customer's cell phone.

In order to provide the best possible response to the needs of business customers (a segment in which TIM leads the market with a share of 65%), a special trademark and customer care service were launched on a dedicated website. In the segment of small and medium-size companies, which TIM intends to develop, offerings were introduced such as the "2-4" plan (for companies which hold from 2 to 4 *TACS* or *GSM* subscriptions, with a particularly advantageous basic rate and the possibility of customized services) and the "Mix" plan (the same tariff for traffic towards TIM and the Telecom Italia fixed networks). In the segment of medium-large companies, in which the Company intends to maintain an effective presence, the basic "Soluzione Azienda Mobile" rate plan was changed and services were added. The new TIMDuo option enables companies to charge employees for personal traffic, but to benefit from discounts on the total traffic. The "Business Easy" offering, destined for companies which hold between 2 and 30 *GSM* subscriptions, and the launch of the TIMCard Aziendale completed the offering to the business segment, with the aim of augmenting the level of penetration of the market by reaching all the professional figures who are not yet



covered by a corporate mobile service. The "Numero Verde Mobile" (Mobile Toll-free Number), lastly, has been proposed to companies as a tool for augmenting business opportunities.

In 2000, TIM enhanced its range of value-added services, combining it under the new *i*-TIM trademark. This includes, in an integrated solution, *WAP*, SIM ToolKit technology, voice information and UNI.TIM applications (a universal number which makes it possible to operate voice, fax, e-mail and surfing the *Internet* in an integrated manner) in their most highly evolved form. The *i*-TIM services also make it possible to access the *Internet* directly in a fast, simple way; the content of the services will be developed also thanks to agreements stipulated with Seat-Tin.it and Yahoo! Europe.

Lastly, as far as applications designed for specific markets are concerned, TIM was the first Italian operator to allow its clientele to use cell phones for banking transactions, based on an architecture which provides high levels of security in terms of the authentication and coding of communications. In parallel, activities continued for the standardization of this architecture among international organizations.
In October, TIM launched the *GPRS* (General Pocket Radio Service) in the areas of Rome and Milan, thus enabling a pioneering group of customers to use the new technology; initially, the service will be extended to business customers, and later to consumers.

At December 31, 2000, TIM products and services were being marketed in more than 100,000 points of sale, composed of: 1,752 dealers in 4,837 shops; 18 large-scale retailers with 326 commercial outlets; 100,000 points of sale in the distribution channel (tobacconists, newsagents, motorway service stations, and Autogrill restaurants) and 93 "Il telefonino", shops, managed both directly and indirectly. Considerable investments were also made during the year to develop e-commerce, in which TIM, through the UNI.TIM website, aims to become one of the largest European operators.

In terms of quality, the overall level of customer satisfaction increased (about 82.3% compared to 79.6% at the end of 1999); in particular, there was an increase in the satisfaction of network quality (87%) and the use of the number customer care "119" (up 85.3%).

■ THE NETWORK

Industrial investments during 2000 responded to the dual need to maintain the company's position on the forefront in the implementation of new technologies and to improve the quality of the services which constitute TIM's core business. The transition to new mobile systems is gradually happening through the spread of technologies (*WAP*, *GPRS*) which use the existing network to introduce multi-media in mobile telecommunications.
80% of capital expenditure was devoted to strengthening the *GSM* network, to augment its capacity both in terms of access and traffic. In fact, in the access network more than 127,000 incremental channels have been installed, of which about 35,000 at 1800 MHz, and more than 1,900 new base transceiver stations have been built, of which 656 at 1800 MHz; in the *backbone* area, the activation of 14 new exchanges has made it possible to further improve the network's performance, coverage and capacity to handle traffic. In addition, the platform of the centralized answering service was upgraded with the building of 27 new installations.

In 2000, through the activation of a dedicated platform, it also proved possible to provide SMS service to customers on the *TACS* network; in 2001, further developments of the same system will make it possible for customers of Telecom Italia's fixed network to send and receive SMSs.
20% of capital expenditure was spent on developing new services, particularly *WAP* and *GPRS*, and strengthening operating systems and the quality of the network. Regarding *GPRS* specifically, the installation of network components was completed, which made it possible to activate the service on a national scale at the beginning of 2001.
The figures for coverage of the population reached at December 31, 2000 are 99.6% for *GSM* and 98% for *TACS*; coverage of the territory was equivalent to 92.4% for *GSM* and 83.2% for *TACS*.

UMTS

On November 7, as a result of the *UMTS* license auction held in October, TIM was awarded one of the five available licenses, against a bid of Lire 4,680 billion, together with Andala, Ipse2000, Omnitel and Wind. Furthermore, having obtained the experimental concession from the Ministry of Communications, in 2001, TIM will install a pilot system in the city of Padua, taking advantage of industrial co-operation with Siemens and NEC.

■ HUMAN RESOURCES

At December 31, 2000, there were 9,634 employees in the TIM workforce, an increase of 2.8% compared to 9,375 at the end of 1999, due to 1,023 employees hired (of whom 22% came from other companies in the Telecom Italia Group) and 764 who left the company during the year.
44% of the workforce is female, and operates mainly in the Customer Service structures. 19% of the workforce are university graduates and 80% have high school diplomas. The average age of the workforce is 31, with an average of 3.5 years' service.
During the year, 1,700 temporary staff and 350 part-time staff were employed in Customer Service on a nationwide scale, in an effort to improve and render more flexible the structures covering the "peak" periods of customer demand.
Training programs aimed at developing corporate business and improving the professional skills of corporate personnel, with special attention to making effective use of "critical" resources, focused on developing expertise with regard to the new economy, business mobile services, the international context and customer requirements.

■ RESEARCH AND DEVELOPMENT

The activities carried out by TIM in collaboration with CSELT focused on maintaining and extending its competitive advantage by defining strategies of evolution for the *GSM* system and experimenting with the *UMTS* system.
Work continued on integrating hi-tech intelligent network solutions, which made it possible to supply new services (including the "916", "915", "920", UNI.TIM, SMS for *TACS*, TIM Card Azienda, Wireless Office, Wireless *Internet* and international prepaid services).
New value-added mobile services were developed and implemented and, in particular, the "TIMPLAN 3G" planning tool for mobile telecommunications networks, used as a support feature in the *UMTS* auctions in Europe. Finally a precision system was created for positioning *GSM* terminals.
Research and development costs incurred by TIM in 2000 totaled about Lire 50 billion.



3.3 SATELLITE TELECOMMUNICATIONS

The Telecom Italia Group operates in the satellite telecommunications sector through **Telespazio** and its subsidiaries. The key figures of fiscal year 2000, compared to those of 1999 (excluding those relating to Viasat, the participation in which was transferred to Seat Pagine Gialle as part of the Seat-Tin.it deal) are as follows:

(in billions of lire)	2000	1999	Change amount	Change percentage
Sales and service revenues	659	619	40	6.5
Gross operating profit	98	91	7	7.7
Operating loss	(100)	(19)	(81)	°
Capital expenditures	59	67	(8)	(11.9)
Number of employees at end of period	1,194	1,287	(93)	(7.2)

In a scenario featuring increasing competitive pressure, the Telespazio group reported a production value of Lire 728 billion, a figure substantially in line with that of 1999. The group achieved interesting results in the "Space System" and "Media & Communications" segments partly due to the first positive effects of the actions begun in respect of its strategic positioning, commercial offering, organizational restructuring and productivity initiatives. Nevertheless, operations were affected by the negative performance, Lire 45 billion (Lire 43 billion in 1999), of the satellite telephony company Iridium Italia which was put into a wind-up in March 2001. The operating result was also impacted by nonrecurring expenses borne by the Telespazio group, including those following the settlement of commercial dealings with a foreign customer which were severed in 1999 (Lire 59 billion), writedowns and provisions made following the difficulties encountered by the Orbcomm satellite system, of which certain companies of the Group are licensees (Lire 34 billion) and the writedown of other assets to take into account their recovery value (Lire 18 billion).
The net consolidated result of Telespazio group was Lire 24 billion (Lire 1 billion in 1999), notwithstanding the aforementioned nonrecurring expenses and other extraordinary expenses incurred during the year which were partly compensated by the gains on the sale of stock in listed companies of the Telecom Italia Group.

■ THE OFFERING

The rapid transformation process taking place in the telecommunications sector also had an increasing influence on the satellite segment, This occurred as a result of the specific economic developments, particularly in the television sector where privatization of the satellite consortiums will lead to the definition of a new competitive framework, and also on account of interesting development prospects: in fact, until 2003, rates of growth of 10% and 29% are predicted for the "Space System" and "Media & Communications" segments.

As a result, in 2000, the activities of Telespazio focused on the strategic positioning of the offering, the review of internal processes and the productivity increases, so as to create the structural conditions for managing the changeover and taking timely action in the market.

In this context during the year the satellite activities were integrated with those of Telecom Italia that relate to the management of investments in the satellite consortiums Eutelsat, Intelsat and Inmarsat.

The growth of the "Media & Communications" segment was limited for traditional business areas and rose significantly in the case of multimedia and broadband services, especially for the development of *IP* infrastructures. The satellite systems, which are more costly than cable systems, are, however, a viable proposition in areas lacking in infrastructures and for applications requiring very rapid time-to-market. In any case, the current scenario will be radically modified both by the transformation of the satellite consortiums into joint-stock companies, with the definition of new distribution and price policies, and by the growing competition in the television segment, in which global operators and local service providers operate. However, the use of digital technology and interactivity are capable of revolutionizing the concept of television, through new criteria of product exploitation due to the implementation of technological platforms and the use of standards which permit returns from new integrated services (web-tv, *Internet*). This is therefore a growing market, which requires hi-tech services and space capacity to which it can have flexible access, but, at the same time, one which is characterized by a gradual eroding of margins.
In this sphere, there was a generalized growth in the services offered by the Company, including space capacity oriented on non standard orbiting positions, no longer available, and services characterized by flexibility and value added services (portable transmitters, business TV events). The clientele still consists mainly of major broadcasting networks (83%), although services provided to other operators for digital platform or random services increased. The clientele portfolio includes some of the leading national and international networks; in addition, during the year, some new long-term contracts were acquired. Business with foreign customers, which accounted for 29% of the total revenues of the segment, increased.
In 2000, Telespazio ensured the television coverage of such important events as the Jubilee Celebrations, the Olympic Games, the Italian and European soccer and volleyball championships, the world motor-cycle championship and the international film festival in Venice.

In the "Telecommunications" segment, and in particular, in the user systems segment, VSAT services were re-launched, by strengthening the offering portfolio and setting up a commercial network that is complementary to that of Telecom Italia, aimed at protecting the average customer. In 2000, an important network was started on behalf of the World Food Program, linking 15 African countries with the headquarters of the organization in Rome. The network was so effective that Telespazio was also mandated to create a similar network for Central and South America.
The company's foreign presence was strengthened with the aim of supporting specific commercial initiatives and safeguarding the Group interests in satellite services, mainly in Argentina, Bolivia and Romania. During the year, some projects were undertaken in Latin America and Eastern Europe and the foundations were laid for developing engineering services in various Asian countries.

Telespazio attained a position of excellence on a European scale in the design, development and marketing of "Mobile satellite services" (voice, data and messaging), through international agreements and by developing innovative solutions based on the most advanced satellite technologies; in this sphere the company lends its services to international systems such as Emsat and Euteltracs.



The market of "Space systems and services" continued the growth trend of the last few years, thanks partly to international programs (Astrolink, InfoTerra, EuroStar, SkyBridge) associated with broadband communications and earth observation activities, which made it possible to overcome the problems encountered by mobile satellite telecommunications initiatives such as Iridium and Orbcomm.
In the medium term, the company foresees a significant growth in the development and management of the earth segment (telemetry stations and control centers), while other activities will be stable. Recognition of the role played by Telespazio in the sector is confirmed by the services supplied to customers such as Astrolink, Eutelsat, the European Space Agency (ESA) and NASA and the company's participation in such projects as CosmoSkymed, Artemis and Galileo.
In 2000, relations with national and international space agencies were consolidated. On a national level, the design phase of CosmoSkymed was completed. This is the main initiative of the Italian Space Agency (ASI), which aims to develop the first Italian earth-observation system for civilian and military applications. Telespazio will be responsible for the creation of the earth segment of the system, which is based on a constellation of satellites capable of supplying continuous high-resolution remote observation data, regardless of the amount of sunlight, with a very short distribution time.
The collaboration with the Italian Space Agency in the development of earth observation systems has led to the creation of a company called E-Geos, controlled by Telespazio, which will become operative in 2001 following the contribution of earth-observation operations. Thanks partly to the CosmoSkymed program, the new company will lead the market in Europe and will thus assume strategic value for the Telespazio group in a field of particularly important applications.
On a European level, Telespazio collaborated with the European Space Agency on the Artemis project and the completion of the preliminary study of the satellite civilian navigation and radio-locating system, Galileo, which constitutes the most interesting project to be tackled in Europe over the next few years. Telespazio will be responsible for defining the project, the services, the commercial applications, the telecommunications requirements and the earth segment.

On behalf of the Ministry of Defense, the pre-operative phase of the "Sicral" project was completed which, on February 8, 2001 made it possible to launch the first satellite successfully. The project also involves the launch of a second satellite. With "Sicral", Telespazio will be carrying out the first launch and transfer into orbit ever to be performed in Italy, thus confirming its position as the only European operator capable of performing all the stages of operative satellite management: release from the carrier, transfer into the final orbit, and control and management of the satellite while in orbit.

During the year, activities also continued in building the earth segment and control stations for the Astrolink system, a global satellite telecommunications system capable of supplying "on demand" interactive broadband services, to be offered to customers worldwide. In particular, the executive project phase of the system was completed.

In 2000, the commercial service and operational activities of the Iridium system were permanently halted and, in the United States, the Orbcomm system was forced into a receivership, following the financial problems encountered by the initiative.

■ THE NETWORK

During the year, investments were directed to updating and extending corporate installations. In the "Media & Communications" business area, there was a reduction, particularly in the field of telecommunications services, where the new climate of competition prompted reflection on the role of the company and the consequent level of investments given current financial resources.
There was also a reduction in the television segment, in which capital expenditures focused on expanding the digital platforms at the center in Fucino, the modernization of the installations devoted to special television services, the installation of infrastructures for the supply of services and the acquisition of portable transmitters for customers.
Infrastructures were also built for the supply of transmission services to the Army and, in general, to expand broadband transmitters.
Investments linked to the expansion of remote medical services by satellite have made it possible for the start-up of collaboration between hospitals in Italy and abroad.
The "Space services and systems" segment recorded an increase in capital expenditures due to the development of various space programs, although the amounts are lower. Capital expenditures mainly concerned the building of a telemetry station and a control center for the "Sicral" satellite at the center at Fucino, the acquisition of systems for the management in orbit of the new MITA satellite, and the upgrading of transmitters devoted to monitoring the Intelsat satellites.
Finally, small investments were made to strengthen the service center of the "Earth Observation" segment.

■ HUMAN RESOURCES

At December 31, 2000, employees operating in the sector numbered 1,194, compared to 1,287 at the end of 1999. On the same date, employees of the parent company Telespazio numbered 1,009 compared to 1,041 at the end of 1999; during the year, 64 new staff were recruited and 96 people left the company.
The company takes pride in the high level of education of its personnel, 34% of whom are university graduates and 57% of whom have high school diplomas. Training activities during the year concentrated mainly on specialist courses in technical subjects, languages, information and management. Overall, 24,773 hours were devoted to training activities, equal to 25 hours per capita.

■ RESEARCH AND DEVELOPMENT

In 2000, research activities were stepped up in fields characterized by a high level of innovation, in order to stay abreast of technological evolution and broaden the scope of the offering. Important alliances were established, such as the one with the ASI (Italian Space Agency), in specific segments of activity. The same activities were partly sustained by internal investments and partly financed by organizations interested in space activities and by the European Community.



In the "Telecommunications" segment, which is increasingly oriented towards broadband technologies, made necessary by the explosion of the *Internet* and by the growing demand for data transmission on networks, the company concentrated on developing applications and services which can immediately be offered to customers, using technologies that are already available. The analysis of new platforms for distributing multimedia services and the participation in activities promoted by Astrolink geared to creating a base of services representative of the potential of this system fits into this context. Equally important is the development of the *UMTS* system through participation in programs co-financed by the European Community. Activities were geared both to defining the system, with particular emphasis on the integration between satellite and earth components, and the development of specific applications, such as infomobility.
In the segment of "Earth Observation", activities concentrated on developing new systems, for remote satellite observation, for the performance of high-definition services and the technological platform for the supply, partly by computer, of terrestrial information services. The latter include the monitoring of areas liable to landslide and the measuring of shifts of land in centimeters, performed using particularly precise innovative technologies.
Considerable resources were devoted to consolidating the role of Telespazio in the "Galileo" system, by means of integration between navigation systems and new applications in the field of specific development programs partly financed by the European Community.
In the "Space systems and services" segment, activities continued both in the sphere of ASI programs for new standard platforms and in the study of complete systems for innovative activities, such as the locating of fires and emergency calls. These also include research into satellite systems for digital audio broadcasting, which was started recently.

3.4 INTERNATIONAL TELECOMMUNICATIONS

The Telecom Italia Group is present internationally through several non-Italian companies, of which the majority are owned directly by **SIN (Stet International Netherlands)**, a holding company for integrated fixed-mobile companies and by **SMH (Stet Mobile Holding)**, a holding company for mobile telecommunications companies. During the period, the management and development of the international portfolio of the Group was aimed at strengthening the Group's presence in strategic markets, mainly in Europe and Latin America.
In this context, the strategy adopted had the following objectives:

- to step up the investment in companies operating in areas of greatest strategic importance, by developing a presence in business segments characterized by high growth potential (mobile telecommunications, *Internet* and data segments);
- to develop the presence of the Group in the Mediterranean Basin;
- to divest investments with little strategic value.

At the end of 2000, work proceeded on the reorganization of the Group's international holdings, already discussed in the section entitled "Mobile telecommunications in Italy", whereby Telecom Italia took over the investments held by SIN and TIM those of SMH.
Other transactions entered into during the year are described below.

Europe

Austria. In November, the state stockholder, OIAG, floated 25.8% of Telekom Austria (128.8 million shares) on the Vienna and New York stock exchanges. The offer closed at a price of Euros 9 per share and a total placement equal to 22.4% of capital (112 million shares).
In fact, the agreement between the Telecom Italia Group and OIAG established that – if the placement price was less than 75% of the price paid per share when they were originally purchased – SIN would have the right to receive shares in Telekom Austria to compensate for the difference at no charge. In this way, SIN received an additional 4.78% stake, bringing its holding in the company from 25% + 1 share to 29.78%. The new stockholder composition of the company after the float is as follows: OIAG 47.8%, SIN 29.8% and traded on the market 22.4%.
With the aim of repositioning itself on the market, in which the company has lost market share in the segment of wireline telephone services, Telekom Austria began to concentrate on the *Internet* sector during the year, acquiring 100% of Czech on Line, the Czech Republic's leading *Internet* Service Provider, for the sum of Euros 235 million, and setting up the company Jet2Web *Internet* Services in Austria, which will offer integrated broadband access and *Internet* services (portal, services and content).
In November, Mobilkom Austria was awarded one of the six *UMTS* licenses auctioned by the Austrian government; the cost of the license was Euros 172 million.

France. In November, the Telecom Italia Group acquired Jet Multimedia, a leading company in the supply of value-added services for business clientele and in the development of online applications using *Internet*, Audiotel and Minitel platforms. The acquisition, resulting from a take-over bid launched by 9Telecom, was aimed at acquiring a 100% holding of the company (comprising shares and warrants) at the price of Euros 83 per share and Euros 71.7 per warrant. At the end of the offer, 95.5% of the shares and 97% of the warrants had been tendered, with a total outlay of Euros 810.6 million. The transaction was entirely financed by SIN.
The acquisition fits into the framework of the 9Telecom strategy aimed at entering business segments which are more profitable and under less pressure from the competition. In addition to data/voice/*IP* connectivity, these include integrated solutions for value-added services, hosting and the development of *Internet* sites.
Within the scope of this transaction, 9Telecom has also acquired indirect control of Europe Explorer (90%-controlled by Jet Multimedia), a French *Internet* Service Provider operating in the segment of the residential clientele. On December 30, 2000 as part of a far-reaching program of reorganizing its *Internet* activities, Jet Multimedia sold Europe Explorer to 9Telecom for Euros 15 million, concentrating its activities on the business segment.
In order to strengthen its presence on the territory, in November, 9Telecom also concluded an alliance with Pinault-Printemps-Redoute (PPR), a French industrial group which is a leader in the distribution sector, particularly in the media and "new media" sector.
The partnership, which is of a commercial nature, can be summarized as follows:

- an exclusive distribution agreement (for 3 years, renewable for up to 5 years) of 9Telecom products by PPR, valued, for the first 3 years, at Euros 70 million (of which Euros 25 million in services offered by 9Telecom and Euros 45 million in shares in the same company);

1626



- the acquisition, valued at Euros 40 million, of 100% of Mageos, PPR's *Internet* Service Provider, with a customer base of about 500,000 subscribers.

The acquisition will give 9Telecom the opportunity of cooperating with one of the largest industrial groups in the country, opening the way to other forms of collaboration between the partners.

Greece. In 2000, Telecom Italia evaluated whether to enter the Greek fixed telecommunications market, deregulated in January 2001, through solutions based on the Med Nautilus business model involving Application/*Internet* Service Provider initiatives in Mediterranean countries and also on the presence of Stet Hellas, with the aim of activating operative synergies and creating new value for the Telecom Italia Group.

In this context, on December 4, through Mediterranean Nautilus S.A., the Parent Company concluded a strategic partnership with the operator Forthnet, acquiring a 5% stake at the cost of approximately Euros 9 million; the investment may be increased to 38% by 2002. On December 5, through the subsidiary Mediterranean Broadband Access, Telecom Italia and Forthnet were awarded a "Fixed Wireless Access" license for the sum of Euros 8.5 million.

Spain. With the aim of maximizing the value of investments in the local telecommunications market, Telecom Italia, Endesa and Union Fenosa set up the holding company AUNA. The transaction, begun in April 2000 with the signing of the agreement between the partners, was concluded at the end of December.

AUNA is an offspring of the former Retevision following the spin-off of the "operational" business segment which, having been approved by the stockholders meeting held on June 21, sanctioned the formation of the new company Retevision I; the former Retevision, which still holds the investments, then changed its name to AUNA.

In December, the three main partners and the minority stockholders supporting the initiative contributed the stakes held in the Spanish companies operating in the telecommunications sector to the holding company. At the end of this process, the structure of the main investments of AUNA is as follows:

- Retevision I: 100% (company set up on July 1, to which all the telecommunications and audio-visual business segments of Retevision have been contributed);
- Retevision Movil (Amena): 97.9%;
- Cable i Televisio de Catalunya (Menta): 100%;
- Madritel: 100%;
- Supercable Andalucia: 96.36%;
- Supercable Almeria: 100%;
- Supercable Sevilla: 98.16%;
- EresMas Interactiva: 99.32%;
- Quiero TV: 49%;
- Hispasat: 30.32%;
- Aragon del Cable: 100%;
- Cable Telca: 100%.

The holding in AUNA held by the Telecom Italia Group through SIN and SMH is 30% (22.76% SIN and 7.24% SMH; however, a stock option equal to 3.43% was exercised), to which an interest (0.71%) owned through Multimedia Cable, of which SIN owns 44%, must be added.

Euskaltel and Netco Redes (18% and 30%, respectively, held by SIN) were not contributed to AUNA.
Other significant activities in Spain in 2000 were as follows:
- the award, in March, through Retevision Movil, of one of the four *UMTS* licenses sold by the government in the first *UMTS* auction in Europe;
- the launch, on May 5, of Quiero TV, 49%-owned by AUNA through Retevision I, which, on November 1999, was awarded the only Spanish land-based digital pay-TV license. The offering platform includes the broadcasting of 14 channels, 3 of which will be "pay per view" and the possibility of accessing the *Internet* through television. At the end of 2000, approximately 70,000 customers had been activated.

Turkey. In line with its expansion strategy in the Mediterranean Basin, in April, the Telecom Italia Group was awarded a mobile *GSM* 1800 license.
The bid involved the issue of two new licenses to private operators through an auction, and the award of one license reserved for the fixed network operator. A special consortium was created to compete, 49% of which was owned by the Telecom Italia Group and 51% by Is Bank (the leading private bank in Turkey) in compliance with the restrictions imposed by local laws about foreign investment.
The consortium was awarded the license at the price of USD 2,525 million; the license was awarded to the fixed operator at the same time. The third license was not awarded because the bids were not raised.
In September, TIM and Is Bank formed the company Is TIM, which launched the activities for the start-up of mobile telecommunications services. According to the agreements with its local partner, TIM will be responsible for the technical and commercial operation of the enterprise. The project is of great significance because of the high growth potential of the Turkish market which, until 1999, had recorded a mobile phone service penetration of 11%, considerably lower than the European average (40%), and that of emerging countries (20%).

Latin America

Brazil. On July 31, the subsidiaries Brasil Telecom Participacoes (formerly Tele Centro Sul Participacoes) and Brasil Telecom (formerly Telepar) acquired, respectively, 1.17% and 98.83% (in total, now 100%) of the holding company Tele Brasil Sul (TBS), for the sum of USD 800 million. TBS holds 85.19% of the stock with voting rights and 1.27% of the preferred shares (31.56% of total capital) of CRT (Companhia Riograndense de Telecomunicacoes), a company offering local and long-distance fixed services in the state of Rio Grande do Sul. Since Brasil Telecom Participacoes already owned 8.01% of the ordinary shares and 0.07% of the preferred shares (2.94% of the total) of CRT, its total ownership in CRT is now 93.2% of the ordinary shares and 1.34% of the preferred shares (equal to 34.6% of the total). The acquisition is strategically important because the state in which CRT operates is potentially a very interesting market, with one of the highest levels of GDP per capita in Brazil (Reais 6,272, compared to Reais 5,240 in the region where Brasil Telecom operated previously and Reais 5,861 for the country as a whole), on account of the geographical proximity between the area covered by Brasil Telecom and the region covered by CRT, and, finally, because it enabled Brasil Telecom to increase to a size equal to that of the fixed network operators resulting from the spin-off of Telebras.



In November, TIM, through Bitel Participacoes, acquired from UGB and Vicunha, respectively, 19.43% and 18.53% of the ordinary and preferred shares of Maxitel, the Brazilian mobile telephony operator in which it already held a 58.7% interest (43.15% of ordinary share capital). The transaction involved a total investment of approximately USD 240 million.
In the *Internet* sector, in June, the Group (through the subsidiary Softe, which was taken over by the other subsidiary TI Web) acquired 30% of GLB Servicos Interativos, an *Internet* company in the Globo group for the sum of USD 810 million. The deal is of great strategic importance; in fact, at the beginning of the year, GLB launched "Globo.com", a portal destined for the Portuguese-speaking community worldwide, using exclusively multimedia contents produced by Globo, a leader in the "media" sector in Latin America. The portal has already reached a position of primary importance in the Brazilian *Internet* market, which is fiercely competitive and expanding rapidly. The Telecom Italia Group will be responsible mainly for the technological aspects.

Chile. On December 18, the Telecom Italia Group signed an agreement to increase its investment holding in Entel Chile to 54.76% by acquiring the shares held by the Chilquinta group (25.63%) and the Matte group (3.5%, of which 0.52% had already been acquired by December 31), for an overall cost of USD 905 million. Previously, Entel had been jointly controlled by Chilquinta and SIN.
The acquisition of the control of the Entel group was concluded on March 12, 2001 following a special authorization from the US Antitrust Authority; in fact, the subsidiary Americatel operates on the American market on the basis of a license issued by the American authorities. The deal will enable the Group to consolidate and strengthen its presence in Latin America; in fact, the company, which is developing as a global telecommunications operator, is growing rapidly and, in some segments of the market, has already overtaken CTC, the dominant operator, controlled by the Spanish group Telefonica.

Peru. In March, TIM Perù, a 100%-controlled company by SMH, was awarded the third mobile PCS (Personal Communication System) license in the country at a cost of USD 180 million.
The license has a duration of 20 years, is renewable, and involves the supply of mobile telecommunications service on the 1900 MHz frequency band; furthermore, it offers the possibility of requesting other licenses for supplementary services, including basic and long-distance telephone services.
The terms of the bidding allow the operator the freedom to choose the technology; in light of the positive experience of other countries in the area, the Group has decided to use *GSM* technology, which constitutes a competitive advantage, both in terms of the quality and scope of the services offered, and on account of the potential deriving from *GSM* roaming worldwide.

Venezuela. On November 17, through TIM, the Group acquired control (56.56% of share capital) of the mobile operator Digitel, by acquiring stock worth USD 256 million and simultaneously subscribing to a capital increase of USD 107 million. Digitel owns a mobile *GSM* 900 license in the central region of Venezuela, which includes the capital, Caracas, and many other important cities. The region, which is the largest in the country, with 50% of the population, contributes more than 60% to the GDP. At the end of 2000, the level of penetration of mobile services in Venezuela had reached 28.4%, highlighting a high potential for growth, particularly following the deregulation of telecommunications which took place in November.

The company, which launched the service at the end of 1999, is proving highly successful; at the end of 2000, in fact, it had more than 253,000 customers. This deal, too, is of high strategic content, since it allows the expansion of *GSM* coverage by TIM in Latin America.

Other areas

India. In September, Telecom Italia sold all its investments in companies belonging to the Bharti group: 20% in the holding company Bharti Tele-Ventures, 30.2% in Bharti Telenet (a fixed network operator in the region of Madhya Pradesh) and 2% in Bharti Cellular (a mobile *GSM* operator in Delhi).
The investment holdings in Bharti Cellular and Bharti Telenet were first sold to Bharti Tele-Ventures, which, in turn, were transferred to the Singapore Telecom group, which is establishing strategic alliance with Bharti. The deal was concluded for an overall amount of USD 121 million.

International *backbones*. 2000 saw the incorporation of the companies which will create and operate the *backbones*. In Europe, asset companies were created in the countries involved in the pan-European Backbone, completion of which is scheduled for 2001. In Latin America and in the Eastern Mediterranean, companies are being set up to handle the connections with the individual countries involved. Taking part in the latter project is the subsidiary Elettra – engaged in the laying of submarine cables – contributed to the holding company Mediterranean Nautilus.

At December 31, 2000, international wireline customers of the Telecom Italia Group had reached 18.7 million (6 million on an equity basis), an increase of 12% compared to the end of 1999; international mobile customers numbered 23.4 million (6.7 million on an equity basis), an increase of 70% compared to the end of 1999.

■ CONSOLIDATED SUBSIDIARIES

The following table shows highlights of the results, adjusted to conform with Group accounting principles, reported by the consolidated companies which make up the international sector. Nortel Inversora was consolidated using the proportional method for the entire year for statement of income and balance sheet purposes; other companies, acquired at the end of 2000, were only consolidated for balance sheet purposes.

	2000	2000 on a comparable consolidation basis	1999	Change (A-B)	
(in billions of lire)		(A)	(B)	amount	percentage
Sales and service revenues	7,615	4,083	3,253	830	25.5
Gross operating profit	2,741	997	635	362	57.0
Operating income (loss)	579	(129)	(204)	75	36.8
Capital expenditures	5,977	2,321	1,856	465	25.1
Number of employees at end of period	15,943	6,173	5,714	459	8.0



The economic results of the sector, excluding the Nortel group, were affected by improvements in the operational management of the companies, some of which are emerging from the start-up phase, as well as the strengthening of the exchange rate of the Brazilian real against the Italian lira. The increase in the gross operating profit, based on the same exchange rate, would be 18%.
Capital expenditures, in addition to those of the Nortel Inversora group (Lire 1,014 billion), also take into account the goodwill of the new acquisitions of foreign holdings, such as the Jet Multimedia group, Digitel and Maxitel (Lire 2,727 billion). The number of employees at the end of the period also includes those of the new companies acquired (2,300) and of the Nortel group (7,498).

Europe

The **TMI - Telemedia International Italia** group is 100%-owned by Telecom Italia and operates in the global providers market. This market is passing through a period of sustained growth and fierce price competition. The company offers voice and data telecommunications services internationally for fixed networks and realizes projects with a high technological and professional content.
As regards the commercial policy, which focuses on developing international customers through offices in Italy and abroad, in 2000, TMI concentrated its efforts on corporate offerings of data-transmission on *Frame Relay* and *IP* platforms, while scaling down less profitable services such as voice, messaging and services offered to re-sellers.
In 2000, the group reported revenues of Lire 264 billion, a reduction of 12% compared to 1999 (Lire 300 billion), brought about by the launch of the new commercial strategy. Operating result, which showed loss of Lire 171 billion compared to -Lire 192 billion in 1999, improved thanks to lower network costs as a result of the rationalization program adopted during the year. There was a consolidated net loss of Lire 197 billion, compared to Lire 88 billion in 1999, which, however, had benefited from the gain of Lire 119 billion on the sale of the investment in Concentric Network Corporation to Softe.

9Telecom Reseau is a French wireline telephone carrier which offers indirect access to voice, data and *Internet* services for the residential, professional and small and medium-size business segments. The holding in the group (through the subsidiaries SIN and TMI Ltd.) rose during the year to 93.99%.
In the last quarter, the company concluded some important deals, aimed at a strategic and corporate reorganization of its operations: the acquisition of Jet Multimedia and the previously mentioned agreement with PPR.
From the commercial point of view, in 2000, 9Telecom acquired 520,000 new customers (reaching 750,000 customers compared to 230,000 at the end of 1999). In addition, it acquired about 70,000 new *Internet* customers (for a total of 130,000 or +117% compared to the end of 1999).
The company recorded revenues of French francs 628 million (Lire 185 billion), five times the figure of 1999 of French francs 120 million (Lire 35 billion). The deterioration of the operating result, which showed loss of French francs 1,153 million (-Lire 339 billion) compared to -French francs 1,024 million (-Lire 302 billion) in 1999 and the loss of French francs 1,165 million (-Lire 343 billion) compared to -French francs 1,018 million (-Lire 300 billion) in 1999 were again due to the start-up phase.

In 2000 the **Jet Multimedia** group, which operates in the sector of online services and is controlled through 9Telecom Reseau, reported revenues of French francs 585 million (Lire 173 billion); the operating result showed an operating loss of French francs 50 million (-Lire 15 billion); the net income for the parent company was French francs 10 million (Lire 2.8 billion).

Intelcom San Marino offers international telephone services, value-added services and data-transmission services. During the year, it began experiments with the *ADSL* offering. At December 31, the company had accumulated 3,500 *Internet* customers and 6,300 mobile customers through Telefonia Mobile Sammarinese (TMS), of which it owns 51%. In addition it has a 10% investment in Comunicare Via Satellite (a company operating in satellite services, business television and data-transmission) and a 20% investment in BBS (which supplies and develops interactive and broadcasting multimedia services).
The company reported revenues for the year of Lire 111 billion, an increase of 147% compared to 1999 (Lire 45 billion); the operating income was Lire 4 billion compared to Lire 2.5 billion in 1999 (+72.7%); the net income was Lire 4 billion, an increase of 32% compared to 1999 (Lire 3 billion).

Stet Hellas. In 2000, the Greek mobile telecommunications market grew by more than 52% compared to 1999, reaching a level of penetration of 55.7%. Despite the increase in the level of competition following the aggressive market policies adopted by other operators, Stet Hellas achieved a good performance in terms of overall lines (approximately 1.6 million, an increase of more than 33% compared to the end of 1999) thanks especially to the growth of the prepaid service, achieving a market share of 28%.
During the year Stet Hellas also concentrated on quality and innovation, introducing the first mobile portal for online services accessible via *WAP* in June.
The company reported revenues of Greek drachmas 177 billion (Lire 1,019 billion, +17% compared to 1999). The review of the interconnection agreements with the fixed network operators tripled the costs per *access charge*, thus partly canceling the benefits deriving from the commercial costs cutback policy costs adopted during the year. This affected the operating income, which almost totaled Greek drachmas 26 billion (Lire 148 billion, + 2.2% compared to the end of 1999); the net income was Greek drachmas 9 billion (Lire 52 billion) and was significantly higher (+251%) than that of the prior year, which was heavily penalized by extraordinary expenses and financial expenses.

Latin America

Entel Bolivia. The regulatory context of the country dictates that, until November 2001, fixed, local and long-distance telecommunications services will be offered under a monopoly. Currently local telephone services are provided by cooperatives with territorial responsibility limited to specific areas of the country, while long-distance services are provided on a national scale by Entel Bolivia, controlled by SIN. In view of the imminent deregulation of the market, the company has consolidated its current leadership position in the various segments of activity, in which it is able to offer integrated services. By the end of 2000 it had accumulated 262,000 mobile customers, 18,500 *Internet* subscribers and 33,000 accesses through direct lines, with respective increases of 81%, 68% and 19% compared to 1999.



During the year, Entel reported revenues of Bolivian bolivianos 1,301 million (Lire 446 billion), which is in line with 1999; mobile telephone services contributed Bolivian bolivianos 234 million (Lire 80 billion). The stability of revenues reflects the economic crisis currently affecting the country, highlighted also by a slowdown in the growth of GDP and a reduction in per capita income. The operating income was Bolivian bolivianos 131 million (Lire 45 billion), a reduction of 22% compared to 1999 of Bolivian bolivianos 167 million (Lire 53 billion). The net income was Bolivian bolivianos 217 million (Lire 74 billion), a reduction of 3% compared to the prior year of Bolivian bolivianos 224 million (Lire 71 billion).

Nortel Inversora - Telecom Argentina. Nortel Inversora is the company which controls Telecom Argentina. 50% of the ordinary share capital is held by Telecom Italia and SIN. In April, Nortel's stake was reduced from 58.26% to 54.74% following the conversion of securities held by third parties (MEDS - Mandatory Exchangeable Debt Securities) into Telecom Argentina shares held by Nortel.
With the award of the PCS mobile licenses (in July 1999) and the deregulation of the wireline telephone market (in October 1999 for the long-distance telephone market and in November 2000 for the local telephone market), Telecom Argentina was transformed into an integrated operator capable of supplying telecommunications and value-added services nationwide. In this way, it has strengthened its strategic positioning, despite the fact that the results – in terms of lower revenues and higher operating and financial costs – were affected by the recession in the country and the changed competitive scenario.
During the year, the group effected the spin-off of Telecom Soluciones, originally set up to provide data and *Internet* services: the data segment passed to the parent company and the *Internet* segment to the new company Telecom *Internet*.
At the end of 2000, Telecom Argentina had accumulated 3.5 million fixed network subscribers corresponding to a market share of 45% (+12% compared to 1999). Through Telecom Personal, a leading company in its segment, it accumulated more than 2 million mobile customers (57% with prepaid cards), with a market share of 32%. In the *Internet* sector 250,000 subscribers were reported, with a market share of 20% and a growth of 146% compared to the end of 1999.
In 2000, the Nortel Inversora group, through Telecom Argentina, recorded consolidated revenues of Argentine pesos 3,362 million (Lire 7,068 billion), +2.5% compared to 1999. The increase can largely be attributed to the positive performance of mobile telephone services (+14% compared to 1999) and the data business (+28% compared to 1999). The operating income was Argentine pesos 691 million (Lire 1,454 billion); the net income attributable to Telecom Argentina was Argentine pesos 143 million (Lire 301 billion).

Bitel Participacoes, a wholly owned subsidiary of SMH, has two mobile operational holding companies Tele Celular Sul Participacoes and Tele Nordeste Celular Participacoes. In the market, the commitment of the Telecom Italia Group focused on strengthening its competitive position in relation to the other macro-regional operators, Telefonica and Bellsouth. In Brazil, in particular, a restructuring process is in progress, aimed at developing operational synergies through the creation of shared technological platforms.
During the year, Bitel incurred financial expenses of Brazilian reais 70 million (Lire 75 billion) on its debt to the Brazilian government arising from the acquisition of subsidiaries. Moreover, in December, it acquired 37.96% of Maxitel.

Tele Nordeste Celular Participacoes supplies mobile telephone services in the regions of Alagoas, Cearà, Paraiba, Pernambuco, Piaui and Rio Grande do Norte. At the end of 2000, in a market characterized by a level of penetration of 9%, the company had more than 1.5 million customers (+27% compared to 1999), corresponding to a market share of 65%, thus confirming its leadership position in the sector.
During the year, Tele Nordeste considerably extended its range of services for the consumer and business segments, in preparation for the launch of the *WAP* service and its own virtual network.
The results for the year reflect the results from the new strategies adopted by the company; customer care, customer retention and the suspension of defaulting customers.
In 2000, the company reported revenues of Brazilian reais 890 million (Lire 1,024 billion), +26.2% compared to the end of 1999, thanks to the increase in traffic; the operating income of Brazilian reais 199 million (Lire 229 billion), + 64% compared to 1999 was also influenced by the policy to reduce costs. The consolidated net income for the year attributable to the parent company for the year was Brazilian reais 25 million (Lire 29 billion), an increase of 164.5% compared to 1999.

At the end of 2000, **Tele Celular Sul Participacoes**, a mobile telephone operator in the states of Paranà, Santa Caterina and in the city of Pelotas, thanks to an innovative marketing strategy, had accumulated 1.4 million lines (+37% compared to 1999), with an overall market share of 75% and an incremental market share of 57%. The prepaid service reached 47% of the customer base of 659,000.
The company reported revenues of Brazilian reais 750 million (Lire 863 billion), +4.7% compared to 1999. The increase can be attributed to higher revenues from traffic, which were partially compensated by a reduction in revenues from the sale of terminals deriving from the policy of outsourcing commercial activities; this is also reflected in a fall in costs, which had a positive influence on the operating income of Brazilian reais 125 million (Lire 144 billion), +13.4% compared to 1999; the net income attributable to the parent company was Brazilian reais 14 million (Lire 16 billion), 59.4% less than in 1999, owing to higher amortization and depreciation and financial expenses incurred by the company during the year.

June saw the formation of the company **TIMnet.com**, in which Tele Nordeste Celular and Tele Celular Sul each have a 50% stake, and which aims to become the largest ISP on Brazil's mobile telephone network and in Latin America as a whole.

Maxitel, the Brazilian mobile operator in which, in December, TIM acquired control, operates in the states of Bahia and Sergipe. During the year, it achieved significant results, totaling 953,000 lines, equivalent to a market share of 33%. In 2001 the company intends to present a competitive, segmented offering and to attain a leadership position in terms of technological innovation, partly through its close collaboration with TIMnet.com.
The company reported revenues of Brazilian reais 484 million (Lire 557 billion), a marked increase (+64.9%) compared to 1999, as a result of the increase in traffic and the sales of terminals. The operating result showed a loss of Brazilian reais 125 million (-Lire 144 billion), particularly because of higher amortization and depreciation charges. The net result, which showed a loss of Brazilian reais 641 million (-Lire 737 billion) compared to - Brazilian reais 295 million in 1999, was also affected by the charge to the statement of income for accumulated deferred taxes recorded up to the previous year in receivables which are no longer recoverable on the basis of the new corporate business plan.



TIM Perù, the holder, since March 2000, of the third mobile PCS 1900 license in the country, launched the service in January 2001 in the areas of Lima, Callao and Panama Highway. As the first *GSM* operator in Peru, the company is proving to be very successful with a broad, innovative offering in terms of services and distribution. 2000 was characterized by costs deriving from the technical and commercial start-up, which were reflected in a loss of Peruvian nuevo sols 61 million (Lire 36 billion).

Digitel has been a mobile telephone operator in Venezuela since the end of 1999. The ownership of a license which, in addition to the *GSM* 900 mobile service, also enables it to offer fixed national and long-distance services, public telephone services, value-added and broadband services and satellite communications, ranks it as a potential operator on a global scale. Thanks to the high quality of its services and a network coverage that is greater than that of its competitors, at the end of 2000, Digitel had accumulated 253,000 mobile customers (74% with prepaid cards), and a market share of 8%.
The company reported revenues for the year of Venezuelan bolivars 57 billion (Lire 174 billion). Reflecting the effects of the start-up process, the operating result showed loss of Venezuelan bolivars 40 billion (-Lire 122 billion), and reported a loss of Venezuelan bolivars 25 billion (-Lire 77 billion).

■ AFFILIATED COMPANIES AND OTHER COMPANIES

Europe

Spain

As mentioned above, the holding company **AUNA** was created in 2000 as part of the reorganization of the Spanish companies of the Group. AUNA is the new name of the former Retevision company, which, after de-merging the contribution of the operational business segment to the new company Retevision I, is left with only the investment holdings.
Since the contributions from the three main partners only took place at the end of 2000, the consolidated economic figures of AUNA for 2000, in effect, are comparable to those of Retevision's 1999 figures, which included the activities now managed by Retevision I and EresMas Interactiva.
Retevision I closed 2000 with more than 1,950,000 customers, corresponding to 2,766,000 indirect access lines and 62,000 direct access lines, confirming its position as the second largest fixed telecommunications operator in Spain. Fierce competition led to a reduction in rates and a consequent contraction of margins.
EresMas Interactiva is the new name of Retevision Interactiva, established by the de-merger of the business segment of Retevision operating in the *Internet* sector for residential customers. The change in the name of the company is consequent to changing the name of the portal from Alehop.com to EresMas.com. The company closed 2000 with 1,420,000 customers, confirming its position as the second largest operator in the Spanish market of *Internet* Service Providers and portals, with 664 million pages visited during the year.
In 2000, **AUNA** reported revenues of Spanish pesetas 97.4 billion (Lire 1,133 billion), an increase compared to Spanish pesetas 91.4 billion (Lire 1,064 billion) in 1999; the operating result shows an operating loss of Spanish pesetas 42.9 billion (-Lire 500 billion) compared to -Spanish pesetas 10.4 billion (-Lire 121 billion) in 1999; there was a loss for the year of Spanish pesetas 53.3 billion (-Lire 623 billion); in 1999, the company reported a loss of Spanish pesetas 19.1 billion (-Lire 221 billion).

In 2000, in a rapidly growing mobile market of 24 million final customers (+62% compared to 1999), **Retevision Movil (Amena)** reported excellent results, with more than 3.7 million lines (+267% compared to the end of 1999), with 15% of the total market and 29% of the incremental market. The operator distinguished itself by the dynamic, innovative nature of its offering, launching the first *WAP* service in Spain and proving very successful thanks particularly to the prepaid market and the "Duo" offering (similar to TIM's "Duetto" offering). In fact, Amena is the affiliated company in which TIM has most successfully applied the "plug & play" type approach (the exportation of successful tariff plans and innovative services and turnkey operational processes in order to create fast start-ups), particularly in the franchising of the commercial chain, the installation of the UNI.TIM platform and the segmentation of the clientele.
In March the company was also awarded a *UMTS* license for a total cost of Lire 255 billion. The company reported revenues of Spanish pesetas 139 billion (Lire 1,618 billion), showing a significant increase (+372%) compared to the end of 1999, as a result of the commercial success achieved during the year. However, the expansion of the clientele led to a considerable increase in operating costs, and reflected negatively on the operating result, which showed an operating loss of Spanish pesetas 113 billion (-Lire 1,317 billion), and on the result for the year, which was a loss of Spanish pesetas 81 billion (-Lire 938 billion).

Madritel has the telephone and cable TV license for the Madrid area. At the end of 2000, the company had approximately 33,000 active customers against 59,000 contracts already stipulated (compared to, respectively, approximately 6,000 and approximately 13,000 at the end of 1999). The access network is based on integrated HFC technology (optical fiber + co-axial cable); at the end of the year connections had been provided to 351,000 building units, of which 243,000 were passed to the sales team.
In May, along with Cable i Televisio de Catalunya and nine other cable operators, Madritel created the company Estreno Digital to acquire the contents for pay-TV on advantageous terms. During the year, moreover, the company extended its offering with the broadband *Internet* service and a broad range of services specially designed to meet customer requirements.
The company reported revenues of Spanish pesetas 2.9 billion (Lire 33 billion); the operating result showed an operating loss of Spanish pesetas 12.8 billion (-Lire 149 billion); the loss of Spanish pesetas 9.6 billion (-Lire 111 billion) can be attributed to the start-up phase.

Cable i Televisio de Catalunya (Menta) has the license for telephone services and the license for cable TV and operates in the Catalan region offering fixed telephone services, broadband *Internet* services, cable TV and data services. At the end of 2000, the company had approximately 20,000 active customers against 40,000 contracts. The network in HFC technology (optical fiber + co-axial cable), a common platform for the supply of voice, data and cable TV services, reached an adequate level of development, despite the delay in receiving digging permits: in fact, cables were laid to 320,000 building units, of which more than half are already available at a commercial level.
In 2000, the company reported revenues of Spanish pesetas 788 million (Lire 9.2 billion) compared to Spanish pesetas 132 million (Lire 1.5 billion) in 1999; the operating result showed an operating loss of Spanish pesetas 8,142 million (-Lire 94.8 billion); the loss of Spanish pesetas 5,664 million (-Lire 65.9 billion) is again due to the start-up phase.

Euskaltel was not involved in the process of setting up AUNA. The company offers direct and indirect telephone services, *Internet* services, mobile telephone and cable TV services



in the Basque regions, in which it has consolidated its position as the second largest wireline network operator, with about 330,000 indirect lines and 17,000 direct lines (respectively, +9% and +247% compared to 1999), and the third largest mobile telephone operator, with about 280,000 customers (+312% compared to 1999). *Internet* customers numbered 273,000, compared to 131,000 at the end of 1999 (+109%).
The positive trend for the year is reflected in revenues, which amounted to Spanish pesetas 14.1 billion (Lire 164 billion), +26% compared to 1999; the operating result showed an operating loss of Spanish pesetas 10.7 billion (-Lire 125 billion), -Spanish pesetas 5.8 billion (-Lire 67 billion) in 1999, and was affected by higher costs incurred for the acquisition of mobile customers which was also reflected in the net result for a loss of Spanish pesetas 8.2 billion (Lire 96 billion).

Netco Redes, again, was not involved in the creation of AUNA. Its business purpose is the administration, operation and maintenance of the fiber optic telecommunications networks of the Spanish electrical companies Endesa, Union Fenosa, Red Electrica de Espana and Hidrocantabrico. At the beginning of 2000, the company lost, against a modest compensation, its exclusive rights to use the networks, following a decision on the part of the Spanish Antitrust Authorities.
In 2000, the company closed with revenues of Spanish pesetas 3.4 billion (Lire 40 billion) and a net income of Spanish pesetas 0.9 billion (Lire 10 billion), in line with those of the prior year.

France

In a market that grew by 43% compared to 1999, which totaled almost 30 million lines and with a level of penetration of 50.2%, **Bouygues Telecom**, a mobile telecommunications operator in France achieved the best performance in the sector with a growth rate of 61.2%, enabling it to total 5.2 million lines at the end of 2000, with a market share of 18%.
The company recently decided not to participate in the award of *UMTS* licenses owing to the high cost reached during the bidding (Euros 4.95 billion). However, the French government, which only awarded two of the four available licenses, is evaluating the possibility of starting another auction for the frequencies that have not yet been assigned.
The company reported revenues of French francs 12.8 billion (Lire 3,783 billion), an increase of 62% compared to 1999 on account of the increase in the customer base. This was accompanied by a reduction in industrial and commercial costs, with significant repercussions on the operating result, which showed an operating loss of French francs 1.2 billion (-Lire 364 billion) +57% compared to 1999). The net result, which showed a loss of French francs 2.2 million (-Lire 655 billion), is however an improvement of 37% compared to 1999.

Austria

In 2000 **Telekom Austria**, the dominant carrier of wireline telephone services, *Internet* and data, lost a significant amount of the market share on account of growing pressure from competition. The company was therefore forced to speed up the launch of new services (including those using *ADSL* technology) and strengthen the *Internet* offering with the new company/trademark "Jet2 *Internet* Services", which will offer integrated broadband access and *Internet* services.
At the end of the year, corporate market shares amounted to 71% in terms of traffic (-18% compared to 1999) and 94% in terms of the number of lines, equal to almost 3.8 million (96% in 1999). *Internet* customers numbered 388,000 (with a market share of 25%); in this context its leadership in the residential segment was confirmed. *ADSL* lines amounted to over 39,000.

1637

Within the framework of the plan to contain structure costs, the company Telekom Austria Personalmanagement (100%-owned by Telekom Austria) was set up at the end of the year. This company comprises staff with a public contract who will be asked to change to a private contract so that they can return to Telekom Austria. Thanks to outsourcing projects and early retirement schemes, at the end of 2000, the number of employees had already been reduced by 7% compared to the end of 1999.
In 2000, Telekom Austria reported revenues of Austrian schillings 35.7 billion (Lire 5,020 billion), slightly less than that in 1999 of Austrian schillings 38.2 billion (Lire 5,381 billion). The operating result showed an operating loss of Austrian schillings 1.9 billion (-Lire 276 billion), compared to an operating income in 1999 of Austrian schillings 3.8 billion (Lire 534 billion). This difference is due particularly to the higher costs of marketing and interconnection. The writedown of the investment in Libro AG and the extraordinary expenses of Austrian schillings 3.5 billion (Lire 493 billion) deriving from early retirement incentives generated a loss of Austrian schillings 6.3 billion (Lire 881 billion), compared to a profit in 1999 of Austrian schillings 2.8 billion (Lire 395 billion).
Jet2Web Internet Services (*Internet* activities) reported revenues of Austrian schillings 507 million (Lire 71 billion); the operating result showed an operating loss of Austrian schillings 306 million (-Lire 43 billion) and the loss for the year was Austrian schilllings 309 million (Lire 44 billion), both a result of the start-up phase.

In 2000, the Austrian mobile market, which is characterized by fierce competition, partly as a result of the entry, in May, of the fourth operator, reached a high level of penetration (74.5%, corresponding to more than 6 million lines), which slowed down development. In this context **Mobilkom Austria** confirmed its leadership position with 2.8 million lines (+24% compared to the end of 1999) and a market share of 45%. The strategy of the company is geared to promote customer retention, develop customer service and, more particularly, develop value-added services. In particular, the offering has evolved towards the *Internet* sector with the launch, in January, of *WAP* applications and, subsequently, the start of the first large-scale experiments with *GPRS*. In November, Mobilkom Austria was awarded *UMTS* license. Within the framework of a strategy of international growth, the company also acquired control of Vipnet Gsm in Croazia and Mobilkom Liechtenstein.
During the year, the company reported revenues of Austrian schillings 18 billion (Lire 2,554 billion), +10% compared to 1999; the operating income was Austrian schillings 2.8 billion (Lire 389 billion); the net income was Austrian schillings 1.8 billion (Lire 258 billion). The net income was affected by high financial expenses attributable to the acquisition of the *UMTS* license and the investments in *GPRS*.

Czech republic

The Czech mobile market, which is characterized by a level of penetration of 38%, showed a net growth thanks partly to the entry of the third operator. In this context, at December 31, **Radiomobil** had more than 1.8 million lines, with an increase of 113% compared to the end of 1999. This commercial performance affected the economic results: the company reported revenues equal to Lire 966 billion (+65% compared to 1999); the net income was equal to Lire 93 billion (+33%).

Serbia

In Serbia, the Telecom Italia Group is present with a 29% investment through SIN in Telekom Srbija, the wireline carrier operating as a monopoly and the country's second



largest mobile operator. At December 31, 2000 the company had 2,220,000 subscribers to the fixed network (compared to 2,121,000 at the end of 1999) and 432,000 customers of the mobile network (compared to 99,000 at the end of 1999).
No official evaluation of the extent of the damage resulting from the hostilities in 1999 has as yet been forthcoming; the state secret imposed on this subject, which should have expired on June 26, has been postponed indefinitely. As a result of these events Telekom Srbija is still barred from operating telecommunications in the region of Kosovo. For this reason steps have already been taken to writedown the investment in SIN's 1999 and 2000 financial statements.
The results of 2000 show revenues of Serbian dinars 17,610 million (Lire 581 billion based on an exchange rate of 30 Serbian dinars to the German mark), compared to Serbian dinars 8,640 million (Lire 1,424 billion based on an exchange rate of 6 Serbian dinars to the German mark) in 1999. The gross operating profit was Serbian dinars 7,335 million (Lire 242 billion), compared to Serbian dinars 3,408 million (Lire 562 billion) in 1999. The company reported a loss for the year of Serbian dinars 2,970 million (Lire 98 billion), compared to a profit in 1999 of Serbian dinars 1,050 million (Lire 173 billion). The loss can be attributed to the devaluation of the Serbian dinar against the German mark.

Latin America

Brazil

The Telecom Italia Group operates in the wireline telephony sector through **Brasil Telecom Participacoes** (BTP, the new name of Tele Centro Sul Participacoes), a company in which SIN has an investment through Solpart Participacoes, which owns 51.79% of the ordinary share capital.
Within the framework of the corporate restructuring process, begun in 1999, during the year, action was taken to incorporate the eight operational companies controlled by Tele Centro Sul in Brasil Telecom (the new name of Telepar Partecipacoes), as well as acquire and incorporate Tele Brasil Sul and Companhia Riograndense de Telecomunicacoes (CRT). After these transactions, at the end of 2000, BTP holds 65.47% of the total share capital of Brasil Telecom (97.97% of ordinary shares and 39.34% of preferred shares).
The investments made during the year had the aim of strengthening the transmission and switching structures and completing the digitalization of the exchanges. At the end of 2000, including CRT, there are 7.2 million lines in service (of which about 2 million have been newly installed). In addition, during the year, the technological platform to support the new broadband *Internet* services became available.
The consolidated financial statements (which include the economic figures of CRT from August 1, 2000) showed revenues of Brazilian reais 4,732 million (Lire 5,444 billion) +48% compared to 1999; the operating income was Brazilian reais 869 million (Lire 999 billion); the consolidated profit attributable to the parent company was Brazilian reais 342 million (Lire 393 billion), with an increase of 21% compared to the prior year.

Chile

Entel Chile is the leading operator in the long-distance telephony sector, the mobile telephony sector (through the subsidiary Entel PCS) and the data-transmission/*Internet* segment. Through the subsidiary Americatel, the Group also addresses the American Hispanic-speaking market in the United States with the offering of long-distance telephone services between the USA and Latin America.

During the year, Entel stepped up the long-distance, mobile and *Internet* sectors, which were less sensitive to the recession that has been sweeping the country since 1998.
Through the mobile telecommunications subsidiary Entel Telefonia Personal it reached a total of 1.3 million customers (+94% compared to the end of 1999); results were even more favorable in the *Internet* sector, where traffic increased by 96% compared to that of the prior year.
The company reported consolidated revenues of Chilean pesos 523 billion (Lire 2,076 billion), an increase of 39% compared to 1999 (Chilean pesos 377 billion) particularly as a result of the positive trend of mobile telephone services (+86%) and the long-distance sector (+55%).
The net income attributable to the parent company was Chilean pesos 3 billion (Lire 12 billion), a considerable reduction compared to 1999 (Chilean pesos 28 billion) due to nonrecurring extraordinary expenses. Furthermore, the 1999 result benefited from a gain of Chilean pesos 36 billion from the sale of a mobile telephone license to Bellsouth.

Cuba

The Telecom Italia Group operates in the country through **Etec S.A. Cuba**, exclusive carrier for national and international fixed telephone services. In order to achieve the objectives imposed by the regulations governing the license, during the year, the company made investments geared to developing the number of lines in service (from 424,000 in 1999 to 484,000 in 2000), increasing the level of digitalization of the network (from 40% to 53%) and strengthening the data network with the new *ATM/Frame Relay* technology.
During the year, Etec S.A. reported revenues of USD 293 million (Lire 616 billion), with a growth of 17% compared to 1999 due mainly to greater incoming international traffic (+22%). Net income was USD 160 million (Lire 336 billion), +11% compared to 1999.
On December 15, telephone connections with the United States were again interrupted because of the failure on the part of American operators to recognize the tax on calls between the USA and Cuba. The tax was levied by the Cuban government against the decision to destine part of the Cuban funds frozen in the United States to compensate the families of the victims of the two American civilian aircrafts shot down by Cuban aviation in 1996.
The company has already taken action to minimize the negative effects of this decision by negotiating new transit agreements and developing connections with other operators.

Other areas

Israel

The Telecom Italia Group operates in the Israeli market through **Golden Lines**, the second largest international telephony operator in the country. During the year, the company launched the offering of *Internet* access (through dial-up, *ISDN* and rented circuits), reaching a base of approximately 25,000 residential customers and 1,300 business customers.
In 2000, the company reported revenues of Israeli shekels 558 million (Lire 284 billion) +13% compared to the prior year. The net result was a loss of Israeli shekels 56 million (-Lire 28.5 billion), which shows an improvement of 30% compared to the 1999 (-Israeli shekels 80 million).



3.5 INFORMATION TECHNOLOGY ACTIVITIES

The Telecom Italia Group operates in the sector through the **Finsiel group, Netsiel, Telesoft** and **Sodalia**. The following table shows the highlights for fiscal year 2000, compared to those of 1999. It should also be mentioned that the contribution of the business segment "Information Systems Operations" by Telecom Italia to Netsiel affected capital expenditures and personnel, whereas the exclusion from the scope of consolidation of Webegg, which came under the direct control of Olivetti in 2000 as a result of corporate transactions, had an impact on the economic results.

(in billions of lire)	2000	1999	Change	
			amount	percentage
Sales and service revenues	3,137	3,074	63	2.0
Gross operating profit	388	405	(17)	(4.2)
Operating income	251	237	14	5.9
Capital expenditures	303	129	174	*
Number of employees at end of period	11,280	10,206	1,074	10.5

The mentioned companies above, together with the Information Technology function of the Parent Company, make up the "Information Technology Services" Business Unit. In 2001, their activities will come under the control of Telecom Italia Information Technology, a company 100% owned by Telecom Italia, set up in the second half of 2000 with the aim of ensuring the coordination of the information technology activities distributed throughout the various companies. The main aims of this reorganization are to fully concentrate the sector activities on the product/customer/market, make better use of specific professional skills and improve production efficiency.
The B.U. will be diversified into the following areas: "Telecommunications Services", specialized in applications consultancy and in system integration services for the telecommunications market; "Operational Services", devoted to managing computer infrastructures; "Market", geared to the segments of finance, industry and the central Public Administration; "Web Professional Services", with the aim of playing a leading role in the offering of professional services and innovative web-related solutions; "Regional Services", devoted to the local Public Administration; "Consulting", specialized in executive consultancy; and "Tax Services", devoted to support activities for the tax-records office and the Ministry of Finance.

With reference to the individual companies, the **Finsiel** group, in addition to continuing its traditional activities geared to offering services to the central and local public administrations, extended its offering of services relating to systems integration and development, "Enterprise Resources Planning" (ERP) platforms, online services in the fields of e-business, e-banking and training.
For the group companies, the *Internet* constituted the main reference point in 2000; in fact, the whole offering was upgraded to offer customized web-based solutions to companies, banks and the Public Administration, with the aim of transforming traditional public or private enterprises into e-companies, partly through a review of internal processes.
For large industrial and services companies, the offering of ERP management systems was integrated with e-commerce and e-procurement solutions.

The offering for banks focused not only on the transition to the euro, but also on web-based solutions capable of seizing the new business opportunities arising from the network and meeting the requirements of a clientele demanding customized financial services that are available through a variety of channels, from the bank counter to the mobile phone or the web. These lines of development were a strong addition to the Banksiel group, which specializes in services for financial operators.
During the year, progress was made in the development of Tele Sistemi Ferroviari, a company supplying exclusive ICT services under an outsourcing contract to Ferrovie dello Stato (the Italian State Railroad) and in the growth of the Consiel group, specialized in management consultancy, which began a complex process of corporate restructuring.
SOGEI, in the role of main operations partner of the Ministry of Finance, expanded its telematic services by extending the possibility of digitally transmitting deeds and documents regarding the departments of Internal Revenue Service, Customs, Territorial administrators, by extending the number of users (taxpayers, professional people and companies) and, at the same time, guaranteeing security and privacy in relations between the user and the tax office. "Telematic taxation", begun in 1999, enabled the approximately 100,000 registered tax intermediaries to transmit more than 45 million documents online, including tax returns, deeds and other documents. In this sphere, for the first time, taxpayers can send their tax returns through the *Internet*. The technological foundations have also been laid to combat tax evasion, such as a system for verifying accounting documents and displaying a company's position. In addition, the company supervised the computer side of the management of ICI and other taxes, the computer system for the Tobacco Agency, the creation of special software for managing road taxes, the totalizers used for betting and the start-up of network services for professionals and craftsmen.
Overall, the Finsiel group reported revenues in 2000 for Lire 2,259 billion, with an increase of 2.5% compared to the prior year. The operating income was Lire 207 billion, which grew by 18.9% compared to 1999, while the net income attributable to the parent company was Lire 132 billion, with a growth of 57% due partly to the gains arising from the sales of data-processing centers to Lottomatica, Bisiel to Banca Agricola Mantovana, stock in Praxis and the dilution of Webegg capital.
At December 31, 2000, employees numbered 7,407 (8,130 at the end of 1999). The fall compared to the prior year also takes into account the 361 Netsiel employees who are no longer in the Finsiel group.

At December 31, 2000, Telecom Italia contributed the "Information Systems Operation" business segment, which operates the information infrastructures of Telecom Italia itself and related services, to **Netsiel**. After this transaction, Netsiel (formerly a wholly-owned subsidiary of Finsiel) is 68.65%-owned by Telecom Italia and 31.35%-owned by Finsiel.
From 2001, thanks to the outsourcing contract stipulated with the Parent Company, Netsiel will gradually concentrate the operation of the information services of the Telecom Italia Group in its own hands, thus creating synergies and economies of scale which will be useful in terms of developing its role in the "Operational Services" sector. Three channels, in fact, have been identified as being important for the development of this market (the "Information Technology Services" Business Unit, other Telecom Italia Group companies, the direct market), each requiring a different commercial approach. To this end, Netsiel will be the object of a reorganization plan with the aim of strengthening its



specific know-how (web, systems support, client server, help desk) and gearing its activities to the market, so that it will already be able to generate an increase in its sales to third parties by 2001.
In 2000, Netsiel revenues amounted to Lire 122 billion compared to Lire 141 billion in 1999. The operating income, which amounted to Lire 5 billion, and the net income of Lire 2 billion, are in line with the figures for 1999.
At December 31, 2000, employees numbered 1,467 compared to 361 at the end of 1999. The increase compared to 1999 also takes into account the 1,051 units who were transferred from Telecom Italia to Netsiel following the contribution of activities.

Telesoft confirmed its role as the main supplier of IT software and services in the Telecom Italia Group. In fact, the company is the Group's main partner in the creation and development of telecommunications network operating processes and support systems for marketing activities. In addition to consolidating its position on the national market, the company strengthened its presence in South America, Spain and Greece, in keeping with the Group's expansion strategies.
The production value in 2000 (Lire 832 billion) increased compared to 1999 (Lire 779 billion); the operating income was down (from Lire 40 billion to Lire 38 billion) and this was also reflected in the net income (which fell from Lire 17 billion to Lire 11 billion).
At December 31, 2000, employees numbered 1,726 (1,554 at the end of 1999).
On March 1, 2001, Telesoft received, from Telecom Italia, the "Development" business segment which is devoted to developing information systems and creating applications software, with 619 employees and, from Finsiel, the "Telecommunications" business segment, with 234 employees.

Sodalia is active in developing software systems of the new generation, to support network management and telecommunications services. The quality of its production, confirmed by the award of ISO 9001 certification and by "level 3-CMM" (Capability Maturity Model) of the Software Engineering Institute, has strengthened its role as the strategic supplier to Verizon (formerly Bell Atlantic) and Telecom Italia.
The production value (Lire 47 billion) was virtually unchanged compared to 1999, despite the fact that, in 2000, grants formerly received from the Province of Trento were no longer forthcoming. The operating income (Lire 6 billion) grew principally as a result of the reduction in consumption; the net income (Lire 0.7 billion) on the other hand, was unchanged compared to 1999.
At December 31, 2000, employees numbered 318 (compared to 303 at the end of 1999).

■ RESEARCH AND DEVELOPMENT

In 2000, the **Finsiel** group devoted 174 years/person to research; the parent company, Finsiel S.p.A., on the other hand, devoted 25 years/person. The main areas of activity were telematic systems for monitoring and tutoring in large training projects; online territorial services that can be accessed through the Public Administration; the development of platforms for multi-channel distribution via the *Internet* or *GSM* of online banking services. In the various areas of the *Internet*, the main initiatives developed were electronic commerce for corporate closed systems, web learning and process improvement.

In 2000, **Telesoft** continued with the activities which had been started in the previous years, with the main aim of ensuring that its products keep up with technological evolution. Activities were mainly concentrated on methodologies and architectures, to allow the development, integration and re-engineering of systems that are flexible and can be rapidly applied in projects on behalf of Telecom Italia and TIM; software usability and re-usability, thanks to a laboratory in which the products undergo continuous tests, both during development and after installation; *Internet* and e-commerce, with particular attention to the evolution of web applications.

The activities of **Sodalia** are geared to developing hi-tech software products with special characteristics in terms of modularity, portability, and re-usability, starting, wherever possible, with standardized basic products. This has generated the need to carry out applied research, oriented towards the study and realization of tools and infrastructures which permit the creation of a software "factory", capable of supplying high-quality products at competitive prices, and allowing for further developments in the course of their life cycle. The main sectors of activity once again involved data network management and advanced telecommunications services.

3.6 MANUFACTURING ACTIVITIES

The Telecom Italia Group operates in the manufacturing sector through Italtel. In December, 80.1% of the capital of the company was sold to a group of foreign investors headed by Clayton, Dubilier & Rice and Cisco System. The new stockholder structure is as follows: CD&R, an investment company with considerable experience in turning around companies, 50.1%; Advent International and Brera Capital, companies belonging to the CD&R group, 11.1%; Cisco, 18.9%; Telecom Italia Group, 19.9%. The Group has retained an interest in the company with the aim of developing synergies with its industrial American partner, Cisco, the repercussions of which could find applications in services which Telecom Italia will offer the market.
Only the economic results for the first nine months of the year have been included in the 2000 consolidated financial statements of Telecom Italia Group. The figures cannot, therefore, be compared to those of 1999, a year in which, furthermore, following its reorganization, the results of Italtel were proportionally consolidated at 50% for the first ten months of the year and at 100% for the last two months.

(in billions of lire)	1/1-9/30/2000	Year 1999
Sales and service revenues	1,221	3,114
Gross operating profit	38	10
Operating (loss)	(26)	(115)
Capital expenditures	39	127
Number of employees at end of period	4,892	5,153

In fact, in the second half of 1999, the activities and subsidiaries operating in the sectors of radio, transport and mobile networks were transferred to Siemens; the simultaneous sale by Siemens of 50% of Telsi Ltd. gave Telecom Italia a 100% stake in Italtel. The company has therefore concentrated its activities in the wireline network segment, with



the aim of competing in the offering of switching systems and in the development of innovative solutions for the integration of phone and data by making better use of its specific expertise.
The experience of Italtel in this field, together with that of Cisco in the *Internet* sector and in network hardware, will mean that the potential exists for taking advantage of the commercial opportunities on the horizon and which, as has already been mentioned, the Telecom Italia Group also intends to exploit.

The results of the first nine months show revenues of Lire 1,221 billion, thanks partly to the significant contribution of activities conducted on foreign markets. Industrial operations also show a positive trend; however, the effects of writing down receivables and inventories have affected the operating income.
The number of employees, just like the balance sheet, was not considered for the purposes of the 2000 financial statements of the Telecom Italia Group.

3.7 INSTALLATION ACTIVITIES

In 2000, the Telecom Italia Group operated in the sector through the Sirti group. In November, Telecom Italia accepted the voluntary take-over bid launched by Wiretel on October 4 on 100% of the share capital, handing over all the shares owned (equal to 49.05% of capital) in exchange for a price of Euros 1.502 (Lire 2,910) per share. Wiretel is controlled by a group of companies comprising Stella International, Techint, Interbanca, 21 Investimenti and the venture capital company 3i.
Only the economic results for the first nine months of the year have been included in the 2000 consolidated financial statements of Telecom Italia Group and, therefore, are not comparable to the those of 1999.

(in billions of lire)	1/1-9/30/2000	Year 1999
Sales and service revenues	1,165	1,501
Gross operating profit	107	123
Operating income	20	76
Capital expenditures	29	81
Number of employees at end of period	11,775	12,704

In the Italian market, which was characterized by constant growth in data services and the *Internet*, the investments made by Telecom Italia have decreased; however, the evolution of the strategies and business models of other operators led to a marked increase in the demand for the installation of fixed and mobile networks from Sirti.
Foreign activities – with the exception of Brazil – showed comforting signs of recovery, which were accompanied by a general improvement in margins.
In the main European countries, business was affected by the persisting weakness in the demand from some traditional operators. However, significant new opportunities arose as a result of the investment programs of the new network and services operators, which favored an expansion of business in almost all the European subsidiaries. Particularly positive results were achieved in Spain and France, while the performance of the German and British subsidiaries also improved.

In Latin America, emphasis must be given to the results achieved in Argentina, where production in the first nine months of 2000 almost doubled compared to that of the same period in 1999, with a marked increase in operational profitability. In Brazil, on the other hand, the trend in operations of Construtel was affected by the unfavorable market conditions, which can be attributed both to the economic crisis affecting the country and the increase in competition, which led to a generalized fall in prices.
Although Sirti is no longer in the Group, Telecom Italia committed itself to maintaining commercial relations with the company, agreed in terms of price and duration, in the field of network installation and maintenance.

The first nine months of 2000 showed an increase in the production value (Lire 1,405 billion) and the gross operating profit, reflecting a general improvement in the operating conditions of the Group. The fall in capital expenditures, on the other hand, can be connected to the completion of the restructuring plan during 1999.
The number of employees, just like the balance sheet, was not considered for the purposes of the 2000 financial statements of the Telecom Italia Group.

3.8 OTHER ACTIVITIES

In 2000, the real estate segment of the Group was reorganized, with the following results:

- the creation of IMMSI S.p.A. (on February 10) following the partial demerger, on a proportional basis, of the real estate and connected activities of Sirti S.p.A., as voted by the extraordinary stockholders' meeting of December 15, 1999; on February 11, 2000 the stock exchange authorized the start of trading of IMMSI shares and the listing of the Sirti shares ex demerger;
- the contribution of the "Grandi Immobili" business segment of Telecom Italia, including the most prestigious properties of the Company, to IM.SER. S.p.A. (on December 1), and the subsequent sale of 60% of this company to Beni Stabili (45%) and Lehman Brothers (15%) Telecom Italia, for this operation, has realized a total cash of 2,7 billion of euro. In particular the real estate portfolio held by IM.SER consist of 581 properties, totalling 3.7 million square meters, divided into:
  - 386 properties, totalling 2.4 million square meters, including telecommunications equipment leased to Telecom Italia under long term leases (21 plus 6 years) at market rates;
  - 195 properties, totalling 1.3 million square meters, mainly leased to Telecom Italia utilizing standard contracts at market rates (6 years plus 6 years).

In 2000, **Emsa** continued to manage part of the Group's real estate assets. Revenues in 2000 amounted to Lire 79 billion, in line with those of 1999 (Lire 80 billion). The net income of Lire 38 billion (compared to a breakeven in 1999) is also due to the sale of a particularly important property during the year. At December 31, 2000, employees numbered 83, compared to 94 at the end of 1999.



The activities conducted by the two financial support companies, **Saiat** and **Softe**, continued during the six months. In particular, Saiat, entrusted with the domestic market, reported a net income of Lire 385 billion compared to Lire 4 billion in 1999 owing to the sale of the investments in Meie and Teleleasing, while Softe, which operates on international markets, posted a net income of Lire 34 million compared to Lire 37 billion in 1999.
As regards sales of participation, in February, Telecom Italia and the Mediobanca group reached an agreement for the sale of a 60% stake in Teleleasing. The sale reduced the Group's holding to 20%, bringing Mediobanca group's investment in Teleleasing to 80%. In April, Telecom Italia and Unipol Assicurazioni signed an agreement for the sale of the majority interest in Meie group. The agreement ended with the sale of 51.2% of Meie Assicurazioni and 51% of Meie Vita owned by Telecom Italia Group (the remaining 49% stake in Meie Vita is held by Meie Assicurazioni).

Atesia confirmed its leadership position in the Italian market of telemarketing and market research, by consolidating its supporting role for the Group marketing policies, with particular reference to the promotion of new services and *ISDN/ADSL* connections on behalf of Telecom Italia and the numerous initiatives on behalf of TIM. Revenues increased from Lire 98 billion in 1999, to Lire 149 billion in 2000; the net income amounted to Lire 43 billion compared to Lire 25 billion in 1999. At the end of 2000, employees numbered 120, 14 more than at the end of 1999.

Saritel, in keeping with its mission as the "*Internet* factory" of the Group, operated in the management of basic services and platforms and also in the integration of systems and the development of applications, thus contributing to the strengthening of the offering of *Internet* services on the fixed and mobile networks of Telecom Italia and TIM.
In more detail, activities in 2000 focused on supporting the extension of the offering of Telecom Italia for the corporate segment, which saw Saritel occupied in the "Village" services and in the start-up of the "Full Business Company" and "Full Business Management" offerings; the marked growth in Tin.it customers, of which the company managed the services center under an outsourcing arrangement; the installation of operational platforms and hi-tech services for TIM – for which Saritel supervised the integration of networks and systems to carry data and messages through mobile phones (the UNI.TIM service) – and for foreign mobile operators of the Group.
The offering of hi-tech telephony services, which was previously focused on voice messaging services, has gradually been directed towards the supply of "interactive voice response" applications, with significant repercussions on corporate know-how and on revenues; in this context achievements mainly involved the customer care services and unified messaging.
To support its activity, in 2000, two new *Internet* data centers were created with advanced content, capable of hosting a large number of customer servers and on the forefront in Europe, both from the technical point of view and in terms of size.
Revenues in 2000 amounted to Lire 276 billion compared to Lire 188 billion in 1999 (+46.8%); the increase is due mainly to the growth in *Internet* activities. The net income for the year is Lire 6 billion, an improvement compared to the previous year's result of Lire 5 billion.

At December 31, 2000, the company had 500 employees, compared to 384 at the end of 1999. When Tin.it S.p.A. was created on May 1, Saritel contributed the "Content Management" business segment to the new company, which is active in the field of information services and access to database banks for professional people and small and medium-size companies, and which has 10 employees.

In the area of advanced research, **CSELT** (Centro Studi e Laboratori Telecomunicazioni) confirmed its key role in the technological innovation process of the whole Group, in Italy and abroad, on the one hand transforming its knowledge of the most innovative technologies and applications into a competitive advantage for customers, through the timely transfer of the results of research, which is ever-more oriented towards results, and, on the other, identifying new opportunities for business areas that are already established and ways of creating value that can be configured as new business areas. In order to provide a more effective response to the pressures of a competitive context which now extends even to research activities, which are increasingly regarded as business opportunities, on March 1, 2001, Telecom Italia's "Venture Capital" unit, composed of the research and development activities of the Group, was conferred to CSELT, which then changed its name to Telecom Italia Lab.

In 2000, the offering of the Center was diversified into three strategic areas, as follows: "Integration of systems and services", "Development of solutions, products and technologies", and "Consultancy".

In the first area of activity, CSELT contributed firstly to extending the Telecom Italia offering in voice and data services for corporate and for residential clientele; the development of paper-based services was particularly important; the new public telephone services platform on *ISDN*; integrated intranet-extranet solutions based on *IP* to support voice and data services. With regard to mobile services, CSELT created a center for *WAP* services and a multi-access portal for Stet Hellas and, on behalf of TIM, implemented hi-tech solutions for network intelligence, making it possible to supply new services.

Important progress in the second area of activity includes the new "VoxNauta™" platform, which permits vocal surfing on websites using a fixed line or cell phone, the creation of tools to support the provisioning of services in *ADSL* technology, the management of information relating to the testing and operating of products and procedures and the monitoring of operative processes. On February 1, 2000, as a result of the contribution of the business segment "Tecno Voice", the "VoxNauta™" platform was taken over by the joint stock company Loquendo, a company 100%-owned by CSELT.

Finally, as regards consultancy, the following actions are worthy of mention: the assistance offered to national and foreign operators in their dealings with the Regulatory Authorities; the support guaranteed to mobile operators in the *UMTS* (TIM, Telekom Austria, Bouygues Telecom) and DCS 1800 (Is TIM in Turkey) auctions; the activities carried out for the creation of the Group's pan-European *backbone*.

In April, CSELT sold the Optical Technologies Center S.r.l., a wholly owned company to which the Optical Technologies Center business segment had been contributed (in November 1999), consisting of 50 researchers, to Agilent Technologies. The transaction made it possible to exploit an asset composed of human resources, know-how and advanced laboratories, thus concentrating the Center's activities on its core business.

In 2000, CSELT reported revenues of Lire 276 billion compared to Lire 278 billion in 1999; the financial statements closed with a profit of Lire 4 billion, compared to Lire 15 billion in 1999, including the gain from the contribution of the aforementioned business segment).

At December 31, 2000 employees numbered 1,181, compared to 1,149 at the end of 1999.



For **Stream**, 2000 was a year of significant change, both for the company and the pay-TV market. On June 29, the sale was concluded for the stakes held by the Cecchi Gori Group (18%) and SDS (12%) with 50% of each going to Telecom Italia and News Television, which then transferred the entire holding to Sky Global Networks. 50% of the share capital of Stream is therefore currently owned by Telecom Italia and 50% by Sky Global Networks.
During the year, the company changed its commercial offering for both new and existing subscribers although to a different extent in different ways. This was accomplished by significantly enhancing its services. In particular, the rights to seven new channels were acquired and added to the basic offering, including National Geographic (the best-known channel in the world for documentaries), Mt Channel (a highly respected channel of scientific information), Duel and Comedy Life (two of the most prestigious film channels). In addition, it acquired the rights for broadcasting the "Big Brother" television format, the success of which contributed largely to the growth in the number of customers.
The company also gave more coverage to sports by acquiring the television rights to broadcast the matches of Napoli Calcio in Series A, some teams in Series B and C and the "2000-2001 UEFA Champions League" game. In addition, some interactive and *Internet* applications were developed; in December, Stream was thus able to launch its first e-mail service via TV, which can be accessed by means of a decoder.
Commercial initiatives made it possible to considerably increase the number of customers who, at the end of 2000, numbered approximately 670,000, compared to 385,000 at the end of 1999, an increase of 74%. As a result, revenues also increased, reaching Lire 274 billion (+238% compared to 1999). However, the expenses incurred for the acquisition of content, sales assistance and extension of the technical infrastructures correlated to the increase in the number of subscribers led to a deterioration in the results for the year, which closed with a loss of Lire 687 billion, Lire 229 billion (+50%) more than in 1999.

Internet/Media

The Telecom Italia Group operates in the *Internet* sector through **Seat Pagine Gialle**, control of which was acquired (60,17% of ordinary share capital owned by Telecom Italia) in 2000. The entire process started on May 1, when the TIN Business Unit of Telecom Italia was conferred to the new joint-stock company Tin.it, the first step in the merger with Seat which was concluded on November 15 and which created the foremost *Internet* Service Provider in Italy and one of the most important in the world.
Specifically, the Board of Directors of Telecom Italia approved the plan for the industrial and corporate integration of Tin.it and Seat Pagine Gialle on March 15, 2000. The plan called for the following stages:

- contribution to Tin.it S.p.A., with effect from May 1, 2000, of a group of companies composed of the TIN division, the holdings in Esri Italia (49%), Excite Italia (50%) and the operational and advertising management of the official telephone directory of subscribers by Telecom Italia, the holding in Viasat (50%) by Telespazio and the Content Management division by Saritel;
- subsequent partial demerger through a transfer of a portion of the capital of Tin.it S.p.A. (about 8%) to Seat Pagine Gialle, which increased its capital by issuing new ordinary shares to be assigned equally to the ordinary and savings stockholders of Telecom Italia;

- merger by incorporation, with retroactive effective for accounting and tax purposes to May 1, 2000, of Tin.it S.p.A. in Seat Pagine Gialle, which increased its capital by issuing new ordinary shares to Telecom Italia.

The merger between the two companies stems from the desire to create an Italian pole with the infrastructures, the size and the business skills necessary for accelerating the development of the *Internet* market in Italy and to compete with large groups in Europe and the rest of the world.

With reference to *Internet*, in 2000, the Italian market confirmed the extraordinary growth of the prior year: according to a Sirmi survey, during the year, the network was "visited" by more than 10 million Italians. At the end of 2000, Tin.it had reached 4 million registered customers, an increase of 101% compared to December 31, 1999; about 1.5 million customers were acquired in the last month of the year (compared to 0.9 million in December 1999). There was a fall in the number of active paying customers to 524,000 (180,000 less than in December 1999). During the year, telephone traffic for *Internet* access almost doubled compared to 1999 (11.6 billion minutes, compared to 5.9 billion minutes in 1999), thanks partly to the increase in the average time of connection to the network.
In this context, the strategy of Seat was to promote value-added access services and to exploit the synergies between the contents of the Virgilio portal and the other *Internet* products of the Group. To this end, during the year, marketing began for broadband services in *ADSL* technology – capable of supporting an ever more complete offering of online content with high standards of quality and service accessories – through the "always on" *Internet* connection subject to the payment of a fixed monthly fee. At December 31, there were 8,000 active customers. The offering was also enhanced by the web services of the "Easy" and "Village" lines, geared mainly to the world of small and medium-size companies.

In 2000, revenues of the Seat group (whose economic results were not included in the consolidated financial statements of the Group because the legal effects of the merger with Tin.it became effective on November 15) were Lire 2,581 billion; the operating income amounted to Lire 275 billion; the loss attributable to the parent company was Lire 1.7 billion.
At December 31, 2000 employees numbered 7,515.

■ RESEARCH AND DEVELOPMENT

In addition to the activities conducted on behalf of other companies in the Group, which have already been mentioned, in 2000, **CSELT** conducted a certain number of experiments for technological and hi-tech service solutions, in the fields of supplying telephone services on *IP* networks, the access platform for broadband multimedia and interactive services and solutions for optical networking.
In the micro-electronics sector, a "bookcase" of complex circuit functions was planned, oriented towards networking, wireless and multimedia applications; in the multimedia sector a platform was created to distribute news in real time.



Finally, CSELT developed its own new models of innovation and value creation, by starting preparatory initiatives for the development of autonomous business areas in such sectors of excellence as vocal technologies, multimedia and the integration of systems using silicon.
In 2000, R&D expenditures by CSELT were approximately Lire 290 billion, of which almost Lire 200 billion were spent on commissioned activities and more than Lire 90 billion on strategic research activities.

The activities of **Saritel** again focused on technical and market exploration, creating prototypes and experimenting with innovative technologies, with particular attention to the development, implementation and organizational support of services that can be exploited by mobile phones (UNI.TIM, the *WAP* offering, extending the productive capacity of the Short Message Service center).
The achievements of the year (including the extension of SMS to TIM's *TACS* customers in Italy and the development of SMS for Amena in Spain), based on the integration between the technical competence and experience acquired in the provision of services, highlight the value of accumulated know-how, heralding further applications developments.
The commitment to research in 2000 remained virtually unchanged compared to 1999: approximately Lire 2 billion, equal to 12 years/person.







SOCIAL AND ENVIRONMENTAL AWARENESS







With the publication of the "Social and Environmental Report" (based on data from 1999), the Telecom Italia Group wanted to consolidate a practice which would measure precisely the level of satisfaction of its stockholders, identify new aims of excellence and help to spread the culture of sustainability through the simple example of its operations.
"Value" and "sustainability" are the two key words in terms of aims – and principles – which must guide the strategies and conduct of a company that wants to be a protagonist on the market.
The challenge for the future is to interpret "sustainability" as a competitive advantage, enabling the Group to operate efficiently in a stable framework, optimizing the management of risks for future generations.

The primary requirement to improve the competitiveness and remuneration of the capital invested and to gain the confidence of investors generated particular attention for the various internal and external stakeholders, highlighted by the conformity of the performance of Telecom Italia with the strict standards of the Dow Jones Sustainability Group Index, regarded as the definitive index of sustainability on a world scale, for which the company was selected in September 2000.

The Parent Company, firstly, contributed to the development of new technologies in schools, with the creation of the website http://webscuola.tin.it, which is the first virtual community for Italian schools where students and teachers can easily access information, qualified teaching resources and communication tools and interaction online, in an attempt to broaden and test new dynamics of teaching and learning.

Telecom Italia's activities geared to the social sphere include financing the creation of prototypes for the "Domus Aurea Project", a control system for an "intelligent house" aimed at managing a domestic environment that is able to ensure the well-being and safety of the occupant, especially if afflicted by physical/motory disabilities or intellectual limitations, through the control of the various domestic functions (opening and closing doors and windows, operating lighting) and a dedicated safety system (controlling gas leaks, a burglar alarm, tele-emergency help, tele- assistance).

In the field of tele-medicine, TIM, through the mobile network, has made it possible to transmit electro-cardiograms and other vital parameters, for the long-distance management of health emergencies. To encourage the development and spread of this technology, the company has also activated a series of projects which include agreements with leading structures in the area of national health.

The "Great Jubilee of the Year 2000" involved Telecom Italia in a project which, in addition to supplying hi-tech structures and services devoted to the Holy See, the Nunciatures and Bishops' Conferences all over the world, consisted in creating services for the common good, such as a "*Call Center*" to provide pilgrims with information, a website and additional public telephone structures in places where the Jubilee was being celebrated. During the various events, TIM, as the only mobile operator, made 1,000 speaker phone devices available to the disabled and supplied the health services of the Vatican with sophisticated tele-medicine equipment connected via the *GSM* network, for controls and

emergency cardiac treatment in the Vatican City and in the Roman basilicas involved in the events.

The Group assured its support of cultural events, art exhibitions, concerts and sporting events with a commitment corresponding to 56% of the contribution given to the stakeholders "Community" and "Future generations", which, in 1999, was equal to 1.1% of the consolidated operating income.


SOCIAL AND ENVIRONMENTAL COMMITMENT OF THE TELECOM ITALIA GROUP
141 BILLION LIRE
(London Benchmarking Group model)
INNOVATIVE SERVICES
11%
OTHER
4%
INVESTMENTS
74%
COMMERCIAL INITIATIVES
11%
(DIVIDED BY AREA)
EDUCATION
3%
HEALTH AND SOCIAL SUPPORT
4%
R&D
12%
FUTURE GENERATIONS
25%
CULTURE, ARTS, SPORT
56%



With regard to the environment, the main indicators of the impact of corporate activities highlighted the sharing of the principle of sustainable development, with explicit reference to safeguarding the rights of future generations. The total consumption of electrical energy was about 1.3% lower than the prior year. This figure, despite a continuous development of the network and the xtension of the offering of services, shows the considerable results achieved with regard to the optimization of consumption.

Telecom Italia has begun to collaborate with the department of "Production Engineering" at the University of Genoa, to identify a program of technical and operational intervention on air conditioning and electrical systems, with the aim of limiting energy consumption, such as: rationalizing the rooms where the energy stations (transformers) are located, introducing electronic controls to start the hydraulic pumps on cooling units, controlling internal and external lighting at industrial sites (with light-sensitive switches and timers), using a system to manage the switching on of cooling units according to necessity.

TIM carried out operational and maintenance work on the power units used in the base transceiver stations not connected to the ENEL network, replacing some of the older units with new apparatus with a low environmental impact and implementing improvements on the others.

The consumption of diesel fuel remained virtually unchanged, while methane consumption, increasingly used to heat offices, increased.

The amount of waste produced was reduced by 10.8%, mainly as a result of the significant efforts made in previous years to remove and replace obsolete apparatus and cables. The ways and techniques used to recover and treat industrial waste showed no change from the prior year, with approximately 80% of the waste being sent to processing plants with the aim of recovering or recycling materials.

In line with the methodological guidelines of the UNI EN ISO 14010-11 standards, Telecom Italia carried out a review to verify the effectiveness of its internal control system over the most significant environmental aspects of the corporate context. It looked at the main factors of environmental impact associated with the operation and maintenance of the telephone network, such as the management of waste, emissions from electromagnetic fields, noise pollution, the release of emissions into the earth's atmosphere, as well as the aspects relating to the acquisition, management and disposal of dangerous substances and products which are to be introduced in the company.

With regard to safety – with reference to the principles and recommendations in Legislative Decree No. 626/1994 – audits were conducted regarding both the whole range of measures implemented to contain and control risk in the work environment, and specific aspects of particular importance, such as fire prevention and electrical hazards.

Within the framework of the purchasing processes, Telecom Italia has a practice of introducing and updating the technical specifications of products in compliance with international standards ISO Guide 64 (Guide for the inclusion of environmental aspects in product standards), IEC Guide 109 (Environmental aspects – inclusion in electro-

technical product standards) and the main environmental laws in force and, in particular, with Legislative Decree No. 22/1997 and subsequent modifications to the decree. The general aims pursued try to ensure that the products and materials brought into the company are designed, created and supplied in a responsible way from the environmental point of view and that, overall, the specifications issued by Telecom Italia contain technical and environmental requirements recognized by the manufacturers, with the following objectives: to minimize the use of energy and materials in the production phase; to minimize energy consumption and emissions during use; to encourage the use of materials and components which can be renewed and recycled; to minimize the amount of waste produced; to ensure that products/services comply with current laws on safety and safeguarding the environment.

In 2000, work continued to develop an organic management system for purchasing that is compatible with the environment, by integrating existing procedures with the use of innovative management tools, and able to cover most of the goods acquired by the companies in the Group. The aim is to ensure that all the goods and services are created and supplied in a responsible way from the environmental point of view.

All the installations of the Telecom Italia Group operate in full compliance with the national and international laws aimed at protecting the population from risks and dangers to health deriving from radio frequencies. This objective has been achieved and maintained thanks to the accuracy adopted in the design and installation phases, the care taken in the choice of locations and the continuous maintenance and control of the installations involved.

With regard to research in the medical and scientific field, the Group supports research in the field and carries out independent specific research through CSELT, geared, in particular, to identifying the possible consequences on biological systems, of electro-magnetic fields emitting from antennas and mobile telephones. In particular, in order to carry out a far-reaching verification nationwide that the intensity of electric fields (in Volts/m) and density of power emitted (in Watts/square meter) comply with current laws, the procedure of designing and controlling radio systems has been enhanced with a module that is capable of assessing the levels of emissions from radio installations. In this way, even for very large radio centers with numerous antennas, it is possible to identify precisely the global electro-magnetic field levels generated on the surrounding area.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF TELECOM ITALIA GROUP

chapter 5 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF TELECOM ITALIA GROUP

The year 2000 was characterized by a number of transactions within the framework of the industrial and corporate reorganization of the Telecom Italia Group. Such transactions had a significant impact on the scope of consolidation with varying degrees of effect on the statement of income and balance sheet.

The consolidated statement of income takes into account the consolidation of the Nortel Inversora group on a proportional basis as from January 1, 2000, the deconsolidation of Teleleasing and Webegg for all of 2000 and the Sirti group and the Italtel group as from October 1, 2000.

In addition to the above-mentioned transactions, the most significant effects on the consolidated balance sheet can be ascribed to the consolidation of the balance sheets of Seat Pagine Gialle, Maxitel, Jet Multimedia groups and the Venezuelan company Digitel. Only the balance sheets of these businesses were consolidated as they were acquired by the Group during the last part of the year.

The contributions of business segments effected by the Parent Company did not have an impact on the consolidated financial statements, as they took place among companies of the Group, except for the contribution of the "Grandi Immobili" business segment to IM.SER, whose controlling interest was later sold to third parties.

Comments on the most significant variations in the statement of income and the balance sheet also give an indication of the changes on a comparable consolidation basis, for purposes of the comparison.

5.1 RESULTS OF OPERATIONS

CONSOLIDATED STATEMENTS OF INCOME

(in billions of lire)		2000	1999	Change Amount	%
A.	Sales and service revenues	55,979	52,481	3,498	6.7
	Changes in inventories of work in progress, semifinished and finished goods	54	(127)	181	°
	Changes in inventory of contract work in process	487	341	146	42.8
	Increases in capitalized internal construction costs	1,765	2,056	(291)	(14.2)
	Operating grants	39	39	=	=
B.	Standard production value	58,324	54,790	3,534	6.4
	Raw materials and outside services (*)	(23,234)	(21,531)	(1,703)	7.9
C.	Value added	35,090	33,259	1,831	5.6
	Labor costs (*)	(9,690)	(9,586)	(104)	1.1
D.	Gross operating profit	25,400	23,673	1,727	7.3
	Depreciation and amortization	(10,933)	(10,338)	(595)	5.7
	Other valuation adjustments	(1,017)	(844)	(173)	20.5
	Provisions to reserves for risks and charges	(305)	(195)	(110)	56.4
	Net other income (expense)	34	160	(126)	(78.7)
E.	Operating income	13,179	12,456	723	5.8
	Net investment and financial income (expense) and value adjustments	(3,143)	(1,764)	(1,379)	78.2
F.	Income before extraordinary items and taxes	10,036	10,692	(656)	(6.1)
	Net extraordinary income (expense)	(415)	(981)	566	(57.7)
G.	Income before taxes	9,621	9,711	(90)	(0.9)
	Income taxes	(3,912)	(5,046)	1,134	(22.5)
H.	Net income before minority interest	5,709	4,665	1,044	22.4
	Minority interest	(1,782)	(1,301)	(481)	37.0
I.	Net income	3,927	3,364	563	16.7

(*) Reduced by related cost recoveries.

Results of operations for 2000 showed a consolidated net income of Lire 3,927 billion (Lire 5,709 billion less the minority interest of Lire 1,782 billion), with an increase of Lire 563 billion (+16.7%) compared to 1999.

Positive contributions were made to consolidated net income by the gains on the sale of a part of the real estate properties, the sales of Sirti, 80% of Italtel, the Meie group and Teleleasing, as well as a more favorable tax rate.

The consolidated result, however, was hurt by the deterioration in the balance of financial income and expense on account of the results of the affiliated companies still in the start-up stage, which were impacted by the amortization of goodwill and higher financial expenses connected with higher debt.

1659

The key figures are analyzed in the following paragraphs.

■ *Sales and service revenues* amounted to Lire 55,979 billion in 2000, an increase of 6.7% over 1999 (+1.7% on a comparable consolidation basis).
Revenues, net of the amount due to other telecommunications operators, totaled Lire 50,576 billion and increased by Lire 2,721 billion (+5.7%) compared to 1999. The growth in revenues can be ascribed to the inclusion in the scope of consolidation of Nortel Inversora group (Lire 3,532 billion) that was partly offset by the reduction in revenues of the manufacturing and installations sectors which, in 2000, cover a period of nine months against 12 months in the prior year, in addition to the deconsolidation of Teleleasing.
While mobile telecommunications in Italy and abroad showed a positive performance (+9.7%), revenues from wireline telecommunications services supplied in Italy decreased (-5.9%). Such reduction can be ascribed to the Parent Company, whose revenues from traffic, in spite of an increase of 27.3% in minutes (+Lire 2,273 billion) fell by 13.9%; the average return on traffic, in fact, was Lire 71 per minute compared to Lire 111 in the prior year (-35.8%; -Lire 5,006 billion in revenues). This reduction was partly compensated by the increase in basic subscription charges (+9.9%) following the August 1, 2000 rate changes, the development of data connections and the growing demand for interconnecting services with the Telecom Italia network by other operators.

■ *Raw materials and outside services* totaled Lire 23,234 billion, 7.9% higher than 1999 (+3.1% on a comparable consolidation basis). This increase is connected to the changes in the scope of consolidation (Nortel Inversora group: +Lire 1,335 billion; Sirti group and Italtel group: -Lire 204 billion) and to the increase in the costs of operating and developing mobile telecommunications services. Consumption by the Parent Company, instead, decreased by 7.6% due a general policy to control and reduce costs.
This item includes Lire 1,107 billion of the TLC license fee due to the state administration, of which Lire 603 billion relate to the Parent Company, Lire 359 billion to TIM and Lire 145 billion to foreign subsidiaries.
The percentage of raw materials and outside services to revenues was 41.5% (41% in 1999).

■ *Labor costs*, totaling Lire 9,690 billion, increased by Lire 104 billion compared to 1999 following the changes in the scope of consolidation (Nortel Inversora group: +Lire 541 billion; Sirti group and Italtel group: -Lire 367 billion) compensated by the lower costs of the Parent Company (-Lire 186 billion) essentially due to the reduction in the average number of employees compared to 1999, also on account of the resignations following the cutbacks under the agreements with the labor unions. As a percentage of gross revenues, labor costs fell from 18.3% in 1999 to 17.3% in 2000.

■ *Gross operating profit* of Lire 25,400 billion increased by Lire 1,727 billion, compared to 1999, (+7.3%; +1.5% on a comparable consolidation basis) and represented 45.4% of gross revenues (45.1% in 1999). The increase in the gross operating margin was due to the changes in the scope of consolidation (Nortel Inversora group: Lire 1,746 billion) and the good performance of mobile telecommunications (TIM's gross operating margin rose by Lire 723 billion), which was partly offset by the reduction in the Parent Company's gross operating margin (-Lire 829 billion).

■ *Depreciation and amortization* totaled Lire 10,933 billion (Lire 10,338 billion in 1999), including Lire 2,192 billion for the amortization of intangibles (of which Lire 349 billion relate to goodwill, Lire 198 billion in 1999) and Lire 8,741 billion for the depreciation of fixed assets. The increase is due to the entry of the Nortel Inversora group in the scope of consolidation for Lire 828 billion and higher depreciation and amortization taken by TIM, which was only partly compensated by the decrease in the depreciation and amortization taken by the Parent Company owing to a lower amount of depreciable assets, the change in the mix of depreciable assets, lower depreciation on public telephony installations and *DECT* assets written down in the 1999 financial statements and the adjustment of depreciation rates relating to the submarine network in the 2000 financial statements.

■ *Other valuation adjustments* of Lire 1,017 billion increased by Lire 173 billion compared to 1999 and mainly refer to the writedowns to reduce receivables from customers to their estimated realizable value. Of the total, Lire 370 billion refer to the Parent Company, Lire 162 billion to Nortel Inversora group, Lire 123 billion to TIM, Lire 115 billion to Tele Nordeste Celular Participacoes and Lire 62 billion to Tele Celular Sul Participacoes.

■ *Provisions to reserves for risks and charges*, amounting to Lire 305 billion, increased by Lire 110 billion, of which Lire 22 billion are for the inclusion in the scope of consolidation of Nortel Inversora group and Lire 47 billion for higher provisions by TIM and the Parent Company.

■ *Net other income (expense)* showed an income balance of Lire 34 billion (Lire 160 billion in 1999) and basically refers to fees charged by the telecommunications companies to customers for late payment of telephone bills (Lire 213 billion), the portion of capital grants credited to income during the year (Lire 139 billion), indirect duties and taxes (Lire 270 billion), together with other income and expense in the normal course of business.

■ *Operating income* of Lire 13,179 billion (Lire 12,456 billion in 1999) increased by Lire 723 billion compared to 1999, (+5.8%; +1.2% on a comparable consolidation basis); operating income represents 23.5% as a percentage of gross revenues compared to 23.7% in 1999.
The increase in operating income is mainly attributable to the Nortel Inversora group (Lire 726 billion) and the good results of TIM (whose operating income increased by Lire 423 billion), partly reduced by the lower operating income of the Parent Company (-Lire 110 billion).

■ *Net investment and financial income (expense) and value adjustments* showed an expense balance of Lire 3,143 billion which comprises the following:

- value adjustments to financial assets show a negative balance of Lire 2,243 billion (Lire 1,131 billion in 1999). They mainly refer to the Group's share of the income and losses of the unconsolidated companies valued using the equity method, which also includes the amortization of goodwill upon the purchase of these investments (Lire 877 billion; Lire 356 billion in 1999). The increase in the balance is mainly due to the losses of some subsidiaries (in particular, Telekom Austria – owing to the extraordinary expenses incurred for the corporate reorganization - Maxitel and Stream) and the amortization of goodwill on the purchase of the investment in Seat Pagine Gialle (Lire 423 billion). The total also includes writedowns to adjust the value of the shares of listed subsidiaries carried in current assets to market price at the end of the year for a total of Lire 259 billion;

1661

- net investment income (expense) showed an income balance of Lire 585 billion (Lire 277 billion in 1999) essentially in relation to dividends received from unconsolidated subsidiaries and affiliated companies (Lire 273 billion) and net gains on the sale of listed securities carried in current assets (Lire 312 billion);
- net financial income (expense) of Lire 1,485 billion (-Lire 910 billion in 1999). The higher expense balance is primarily attributable to the financial expenses of the Nortel Inversora group (Lire 297 billion) and the higher net expense balance of the Parent Company.

■ *Net extraordinary income (expense)* showed an expense balance of Lire 415 billion (-Lire 981 billion in 1999), including Lire 2,676 billion of income and Lire 3,091 billion of expense.
Extraordinary income includes:

- gains deriving from the Group's divestiture policy (Lire 1,877 billion) referring to the sale of 80% of Italtel group (Lire 760 billion), Meie group (Lire 450 billion), Teleleasing (Lire 41 billion) and Sirti group (Lire 22 billion) and the sale of the "Grandi Immobili" business segment by the Parent Company through the sale of 60% IM.SER (Lire 604 billion) to third parties;
- gains from the sale of other investment holdings, intangibles, fixed assets and business segments (Lire 342 billion) of which Lire 107 billion are from the sale of the investment in Bharti group;
- income (Lire 91 billion) representing lower previous taxes for TIM following the application of the official interpretations concerning the so-called Visco tax benefits.

Extraordinary expense comprises:

- restructuring expenses for Lire 953 billion, of which Lire 884 billion refer to the Parent Company in respect of the costs of the corporate reorganization plan;
- social security charges pursuant to Law No. 58/92 to guarantee uniform status under the former Telephone Employees Pension Fund (FPT) which, as required by the 2000 Finance Bill, has become part of the general "Employees Pension Fund" as from January 1 for Lire 297 billion and an extraordinary annual contribution of Lire 150 billion to INPS as established by the same Bill for the three years 2000 - 2002 to meet the higher financial requirements covered by the rules of the fund that was abolished;
- provision by TIM to the reserve for technological risk and the reserve for the costs to liberalize frequencies for Lire 812 billion;
- expenses and provisions connected to the transactions for the disposal of investment holdings and the reorganization of the Group for Lire 349 billion;
- Lire 78 billion for the fine imposed on TIM and Omnitel Pronto Italia by the Antitrust Authority for the alleged violation of rules against price-fixing; this figure is equal to an amount in excess of that recorded in the reserve for risks by TIM in the December 31, 1999 financial statements (Lire 22 billion).

■ *Income taxes* amount to Lire 3,912 billion, of which Lire 215 billion are due to the consolidation of the Nortel Inversora group.
Income taxes represented 40.7% as percentage of income before income taxes in 2000 compared to 52% in 1999. The reduction from 1999 is principally the result of the tax benefits on investments utilized by TIM and the taxation of gains from the sale of investments and the contribution of the business segment "Grandi Immobili" by the Parent Company to IM.SER using the substitute equalization tax. The tax rate was also affected by the release of deferred taxes by the Parent Company consequent to the application of art. 14 of Law 342/2000. Under this law, the "Reserve for accelerated depreciation" was reclassified and the tax expense for the year was reduced by the excess amount of the "reserve for deferred taxes".

5.2 FINANCIAL CONDITION

CONSOLIDATED BALANCE SHEETS

(in billions of lire)		12/31/2000	12/31/1999	Change
A. Intangibles, fixed assets and long-term investments				
Intangible assets		31,052	5,299	25,753
Fixed assets		45,358	45,518	(160)
Long-term investments:				
• equity investments and advances on future capital contributions		14,712	12,326	2,386
• other		2,085	891	1,194
		93,207	64,034	29,173
B. Working capital				
Inventories		1,405	1,995	(590)
Trade accounts receivable		16,124	15,883	241
Other assets		7,263	3,177	4,086
Trade accounts payable		(14,252)	(12,870)	(1,382)
Reserves for risks and charges		(3,425)	(2,006)	(1,419)
Other liabilities		(11,495)	(13,248)	1,753
		(4,380)	(7,069)	2,689
C. Invested capital, net of operating liabilities	(A+B)	88,827	56,965	31,862
D. Reserve for employee termination indemnities		(2,554)	(2,896)	342
E. Invested capital, net of operating liabilities and the reserve for employee termination indemnities	(C+D)	86,273	54,069	32,204
Financed by:				
F. Stockholders' equity (*)				
Parent Company interest		36,443	33,004	3,439
Minority interest		12,985	5,307	7,678
		49,428	38,311	11,117
G. Medium/long-term debt		16,010	10,002	6,008
H. Net short-term borrowings				
• short-term borrowings		29,307	9,622	19,685
• liquid assets and short-term financial assets		(8,586)	(4,049)	(4,537)
• financial accrued expense (income) and deferred expense (income), net		114	183	(69)
		20,835	5,756	15,079
	(G+H)	36,845	15,758	21,087
I. Total	(F+G+H)	86,273	54,069	32,204

(*) Net of "Receivables from stockholders for capital contribution".

1663

The balance sheet of the Telecom Italia Group shows a net invested capital of Lire 86,273 billion (Lire 54,069 billion at December 31, 1999), of which 57.3% is financed by stockholders' equity (70.9% at December 31, 1999) and 42.7% by net borrowings (29.1% at December 31, 1999).

■ *Intangibles, fixed assets and long-term investments* of Lire 93,207 billion show an increase of Lire 29,173 billion compared to December 31, 1999.
"Intangible assets" amount to Lire 31,052 billion; the main changes during the year were as follows:

(in billions of lire)	2000	1999
At January 1, 2000	5,299	3,647
– additions	25,402	3,057
– disposals	(23)	(98)
– amortization	(2,192)	(1,913)
– writedowns	(70)	(7)
– change in scope of consolidation	2,646	692
– other	(10)	(79)
At December 31, 2000	31,052	5,299

Additions include goodwill deriving from the acquisition of subsidiaries for Lire 17,637 billion and mainly refer to the following transactions:
- acquisition of controlling interest in Seat Pagine Gialle (Lire 13,159 billion);
- acquisition of controlling interest, through 9 Telecom Reseau, in the Jet Multimedia group and Europe Explorer (Lire 1,381 billion);
- acquisition, by the Parent Company, of 50 million TIM ordinary shares (Lire 1,196 billion);
- acquisition of the controlling interest, through TIM, in Maxitel (Lire 646 billion) and Digitel (Lire 700 billion);
- transactions involving the reorganization of the international telecommunications business (Lire 409 billion).

Additions in 2000 also refer to the cost of the *UMTS* license acquired by TIM (Lire 4,680 billion) and a PCS 1900 license obtained through TIM Perù (Lire 381 billion).
The effect of the changes in the scope of consolidation mainly refers to the inclusion of the Nortel Inversora group (+Lire 931 billion, of which Lire 253 billion refer to the remaining goodwill on the increment in the investment in Nortel Inversora in 1999), Maxitel group (+Lire 1,055 billion) and Seat Pagine Gialle group (+Lire 1,238 billion) and to the exclusion of Italtel and Sirti (-Lire 375 billion, of which Lire 336 billion refer to the residual goodwill for the purchase of 50% of Italtel in 1999).

"Fixed assets" total Lire 45,358 billion; the main changes during the year were as follows:

(in billions of lire)	2000	1999
At January 1, 2000	45,518	45,665
– additions	7,530	7,503
– disposals	(199)	(330)
– sale of "Grandi Immobili" business segment	(4,632)	=
– depreciation	(8,741)	(8,425)
– writedowns	(22)	(138)
– change in scope of consolidation	5,766	1,513
– other	138	(270)
At December 31, 2000	45,358	45,518

Additions remain substantially unchanged compared to the prior year as a result of the combined effect of a reduction in investments by the Parent Company and the inclusion of the Nortel Inversora group (Lire 937 billion).
The increase due to the changes in the scope of consolidation principally refers to the inclusion of the Nortel Inversora group (Lire 5,056 billion), Seat Pagine Gialle group (Lire 340 billion), Maxitel (Lire 734 billion) and Digitel (Lire 207 billion) and to the exclusion of Sirti group (Lire 398 billion) and Italtel group (Lire 336 billion).

"Long-term investments", amounting to Lire 16,797 billion, increased by Lire 3,580 billion, mainly on account of:

- the acquisition of the investment in GLB Servicos Interativos, the Internet company of Globo Organizações, (30%, for an equivalent amount of Lire 1,686 billion);
- the purchase, by the Parent Company, of No. 104,978,070 treasury savings shares (equal to 1.41% of the entire share capital) for Lire 1,281 billion, under the tender offer and later purchases, as voted by the ordinary stockholders' meeting of January 14, 2000;
- the formation of the company IS TIM which won the third *GSM* 1800 license in Turkey (Lire 594 billion);
- the consolidation of Seat Pagine Gialle group (Lire 436 billion);
- the valuation of Italtel group using the equity method after the sale of an 80.1% stake (Lire 204 billion).

Such increases were partly compensated by the consolidation of Nortel Inversora group which was previously valued using the equity method (Lire 961 billion) and the sale of the investments in the Meie group (Lire 220 billion) and Bharti group (Lire 162 billion).

▪ *Working capital* showed a negative balance of Lire 4,380 billion (-Lire 7,069 billion at December 31, 1999).
The reduction of Lire 3,087 billion is due to:

- the decrease in "inventories" (from Lire 1,995 billion at the end of 1999 to Lire 1,405 billion; -Lire 590 billion) mainly for the exclusion of the companies operating in the manufacturing and installations sectors which are no longer in the Group.
- the increase in "trade accounts receivable", from Lire 15,883 billion at the end of 1999 to Lire 16,124 billion, connected principally to the consolidation of the Seat Pagine Gialle group (Lire 1,376 billion) and the Nortel Inversora group (Lire 891 billion).

1665

These increases were countered by the reduction in trade accounts receivable by the Parent Company and the mobile telephony companies. Such reduction, for the Parent Company, is due to a decrease in revenues and the assignment of receivables to factoring companies while, for the mobile telecommunications companies, the reduction derives from the ever-increasing amount of traffic generated by the prepaid service as opposed to subscriptions;

- the increase in "other assets" from Lire 3,177 billion at the end of 1999 to Lire 7,263 billion. Other assets mainly consist of:
  - deferred tax assets of Lire 1,928 billion;
  - receivables from the Tax Administration of Lire 1,116 billion;
  - customer payments in transit with banks and the postal system of Lire 362 billion;
  - receivables from employees of Lire 152 billion;
  - trading securities in portfolio of Lire 843 billion;
  - prepaid expenses and accrued income of Lire 1,684 billion of which Lire 1,454 billion relate to the premium paid on the call option on Seat Pagine Gialle shares agreed as part of the transaction to defer the put option on the Seat shares;
- the increase in "trade accounts payable" from Lire 12,870 billion at the end of 1999 to Lire 14,252 billion, connected with the changes in the scope of consolidation. Such changes refer to increases for the proportional consolidation of Nortel Inversora group (+Lire 832 billion) and for the acquisition of Seat Pagine Gialle group (Lire 765 billion) and to decreases for the sale of the Sirti group (Lire 542 billion) and the Italtel group (Lire 383 billion). As for the Parent Company, the reduction in trade accounts payable is attributable to the decrease in costs and lower investments in installations;
- the increase in the "reserves for risks and charges" from Lire 2,006 billion at the end of 1999 to Lire 3,425 billion, mainly for the risk reserve for technological advances by TIM (Lire 840 billion) set up to meet the risks originating from the evolution of the market and the technological scenario and the reserve for corporate restructuring costs set up by the Parent Company (Lire 295 billion) following the union agreements in 2000; the total also includes the reserve for litigation (432 billion).
- the decrease in "other liabilities" from Lire 13,248 billion at the end of 1999 to Lire 11,495 billion. Other liabilities include:
  - amounts owed to customers of Lire 3,261 billion, mainly including deposits made by customers and pre-billed basic charges, as well as the portion of the prepaid magnetic cards not yet used;
  - contributions to pension and social security institutions of Lire 1,808 billion;
  - taxes payable of Lire 1,800 billion;
  - employee-related payables of Lire 1,560 billion;
  - payables for investments made in investment holdings of Lire 520 billion;
  - accrued expenses and deferred income of Lire 1,977 billion, of which Lire 824 billion relate to capital grants.

■ *Stockholders' equity* is Lire 49,428 billion (Lire 38,311 billion at the end of 1999), of which Lire 36,443 billion (Lire 33,004 billion at December 31, 1999) is the Parent Company interest and Lire 12,985 billion (Lire 5,307 billion at December 31, 1999) the minority interest.
The Parent Company interest increased by Lire 3,439 billion compared to December 31, 1999 due mainly to the effect of the conversion of TIM and Seat Pagine Gialle savings shares into ordinary shares (+Lire 3,952 billion), the net income for the year (+3,927 billion), net of the 1999 Telecom Italia dividends (-Lire 4,505 billion).

■ *Net debt* of Lire 36,845 billion (Lire 15,758 billion at the end of 1999) consists of Lire 16,010 billion of medium/long-term debt (Lire 10,002 billion at the end of 1999) and Lire 20,835 billion of net short-term borrowings (Lire 5,756 billion at December 31, 1999).
The increase in net debt, compared to December 31, 1999, of Lire 21,087 billion, is mainly due to the following:

- the acquisition of the controlling interest in Seat Pagine Gialle (Lire 12,426 billion); from a financial standpoint, the acquisition of Seat will be completed when the put option on the Seat stock is closed. This is described in the notes in "Purchases and sales commitments" under memorandum accounts;
- the buy-back of savings shares by the Parent Company (Lire 1,281 billion);
- the acquisitions and subscriptions of capital increases in the investment holdings abroad (Lire 6,245 billion);
- the acquisition of the *UMTS* license by TIM (Lire 4,680 billion);
- dividends paid out (Lire 5,903 billion);
- changes in the scope of consolidation (Lire 6,289 billion),

The above-described transactions were partly financed by receipts from the conversion of TIM savings shares into ordinary shares (Lire 8,073 billion) and those deriving from the divestiture plan for the non-core businesses of the Group (Lire 8,545 billion).

Gross debt amounts to Lire 45,317 billion at December 31, 2000 (Lire 19,624 billion at December 31, 1999).

An analysis based on maturity is given in the following table:

(in billions of lire)						12/31/2000		12/31/1999
	Lire	%	Foreign currency	%	Total	%	Total	%
Medium/long-term debt	9,346	29	6,664	52	16,010	35	10,002	51
Short-term debt	23,134	71	6,173	48	29,307	65	9,622	49
Total	32,480	100	12,837	100	45,317	100	19,624	100

5.3 FINANCIAL PERFORMANCE

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in billions of lire)			2000	1999
A.	Net short-term borrowings at beginning of year		(5,756)	(4,987)
B.	Cash flows - operating activities			
	Net income		5,709	4,665
	Depreciation and amortization		10,933	10,338
	(Gains) losses on sales of intangibles, fixed assets and long-term investments		(2,112)	116
	(Upward adjustments) writedowns of intangibles, fixed assets and long-term investments		2,195	1,189
	Change in working capital (*)		(3,088)	(1,371)
	Net change in "reserve for employee termination indemnities"		(342)	185
	Change in scope of consolidation, foreign exchange gains (losses) and other changes		364	292
			13,659	15,414
C.	Cash flows - investing activities			
	Intangibles, fixed assets and long-term investments:			
	• intangible assets		(25,402)	(3,057)
	• fixed assets		(7,530)	(7,503)
	• long-term investments		(5,810)	(2,517)
	Proceeds from sale, or redemption value, of intangible assets, fixed assets and long-term investments		8,348	1,063
			(30,394)	(12,014)
D.	Cash flows - financing activities			
	New borrowings		2,822	1,485
	Capital contributions		8,082	80
	Capital grants		52	128
	Debt repayment		(609)	(370)
	Change in medium-long term debt due within one year		(2,788)	(2,214)
			7,559	(891)
E.	Dividends		(5,903)	(3,278)
F.	Cash flows for the year	(B+C+D+E)	(15,079)	(769)
G.	Net short-term borrowings at end of year	(A+F)	(20,835)	(5,756)

(*) The difference compared to the variation between the 1999 and 2000 consolidated balance sheets is mainly due to recording 40% of the gain on the sale of the "Grandi Immobili" business segment in deferred income.

1669

In 2000, net cash outflows amounted to Lire 15,079 billion, with a consequent increase of the same amount in net short-term borrowings.
This change is due to the requirements for investing and financing activities and dividends (Lire 28,378 billion) that were not entirely financed by the cash flows from operating activities (Lire 13,659 billion).
Investments in 2000 totaled Lire 38,742 billion, of which Lire 32,932 billion for industrial investments and Lire 5,810 billion for financial investments.
Industrial investments refer mainly to the Parent Company and TIM and include:

- goodwill (Lire 17,637 billion) arising from the acquisition of the controlling interest in Seat Pagine Gialle, Maxitel, Digitel, Jet Multimedia and the purchase, on the part of the Parent Company, of 50 million TIM ordinary shares and the reorganization of the international telecommunications sector;
- the cost of the *UMTS* license acquired by TIM in Italy (Lire 4,680 billion) and the PCS 1900 license obtained through TIM Perù (Lire 381 billion).

Financial investments include:

- Lire 1,686 billion for the acquisition of 30% of GLB Servicos Interativos,
- Lire 1,281 billion connected with the buy-back of Telecom Italia treasury savings shares,
- Lire 594 billion for setting up IS TIM which won the third *GSM* 1800 license in Turkey.

5.4 RESULTS OF OPERATIONS, FINANCIAL CONDITION AND PERFORMANCE EXPRESSED IN EUROS

CONSOLIDATED STATEMENTS OF INCOME

(in millions of euros)		2000	1999
A.	Sales and service revenues	28,911	27,104
	Changes in inventories of work in progress, semifinished and finished goods	28	(65)
	Changes in inventory of contract work in process	251	176
	Increases in capitalized internal construction costs	912	1,062
	Operating grants	20	20
B.	Standard production value	30,122	28,297
	Raw materials and outside services (*)	(11,999)	(11,120)
C.	Value added	18,123	17,177
	Labor costs (*)	(5,005)	(4,951)
D.	Gross operating profit	13,118	12,226
	Depreciation and amortization	(5,647)	(5,339)
	Other valuation adjustments	(525)	(436)
	Provisions to reserves for risks and charges	(158)	(101)
	Net other income (expense)	17	83
E.	Operating income	6,805	6,433
	Net investment and financial income (expense) and value adjustments	(1,623)	(911)
F.	Income before extraordinary items and taxes	5,182	5,522
	Net extraordinary income (expense)	(214)	(507)
G.	Income before taxes	4,968	5,015
	Income taxes	(2,020)	(2,606)
H.	Net income before minority interest	2,948	2,409
	Minority interest	(920)	(672)
I.	Net income	2,028	1,737

(*) Reduced by related cost recoveries.

1671

CONSOLIDATED BALANCE SHEETS

(in millions of euros)			12/31/2000	12/31/1999
A.	Intangibles, fixed assets and long-term investments			
	Intangible assets		16,037	2,737
	Fixed assets		23,425	23,508
	Long-term investments:			
	• equity investments and advances on future capital contributions		7,598	6,366
	• other		1,077	460
			48,137	33,071
B.	Working capital			
	Inventories		726	1,030
	Trade accounts receivable		8,327	8,203
	Other assets		3,751	1,641
	Trade accounts payable		(7,360)	(6,647)
	Reserves for risks and charges		(1,769)	(1,036)
	Other liabilities		(5,937)	(6,842)
			(2,262)	(3,651)
C.	Invested capital, net of operating liabilities	(A+B)	45,875	29,420
D.	Reserve for employee termination indemnities		(1,319)	(1,496)
E.	Invested capital, net of operating liabilities and the reserve for employee termination indemnities	(C+D)	44,556	27,924
	Financed by:			
F.	Stockholders' equity (*)			
	Parent Company interest		18,821	17,045
	Minority interest		6,706	2,741
			25,527	19,786
G.	Medium/long-term debt		8,268	5,165
H.	Net short-term borrowings			
	• short-term borrowings		15,136	4,969
	• liquid assets and short-term financial assets		(4,434)	(2,091)
	• financial accrued expense (income) and deferred expense (income), net		59	95
			10,761	2,973
		(G+H)	19,029	8,138
I.	Total	(F+G+H)	44,556	27,924

(*) Net of "Receivables from stockholders for capital contribution".

1672

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of euros)			2000	1999
A.	Net short-term borrowings) at beginning of year		(2,973)	(2,576)
B.	Cash flows - operating activities			
	Net income for the year		2,948	2,409
	Depreciation and amortization		5,647	5,339
	(Gains) losses on sales of intangibles, fixed assets and long-term investments		(1,091)	60
	(Upward adjustments) writedowns of intangibles, fixed assets and long-term investments		1,134	614
	Change in working capital (*)		(1,595)	(708)
	Net change in "reserve for employee termination indemnities"		(177)	96
	Change in scope of consolidation, foreign exchange gains (losses) and other changes		189	151
			7,055	7,961
C.	Cash flows - investing activities			
	Intangibles, fixed assets and long-term investments:			
	• intangible assets		(13,119)	(1,579)
	• fixed assets		(3,889)	(3,875)
	• long-term investments		(3,001)	(1,300)
	Proceeds from sale, or redemption value, of intangible assets, fixed assets and long-term investments		4,311	549
			(15,698)	(6,205)
D.	Cash flows - financing activities			
	New borrowings		1,457	767
	Capital contributions		4,174	41
	Capital grants		27	66
	Debt repayment		(314)	(191)
	Change in medium-long term debt due within one year		(1,440)	(1,143)
			3,904	(460)
E.	Dividends		(3,049)	(1,693)
F.	Cash flow for the year	(B+C+D+E)	(7,788)	(397)
G.	Net short-term borrowings at end of year	(A+F)	(10,761)	(2,973)

(*) The difference compared to the variation between the 1999 and 2000 consolidated balance sheets is mainly due to recording 40% of the gain on the sale of the "Grandi Immobili" business segment in deferred income.

5.5 OUTLOOK FOR 2001

For the Telecom Italia Group, the fundamental aim in 2001 is to transform itself into a global operator in the major sectors of business (wireline, wireless and Internet/media), which are also organized by Business Unit at the international level, with an integrated management and a strong operational focus on Europe and Latin America.

The implementation of the new organizational model by Business Unit, begun in 2000, and the restructuring of the international portfolio are the first fundamental steps in this direction. In keeping with this approach, the results for 2001 – and a proforma version of the results for 2000 – will show the contribution of each individual Business Unit to the consolidated results, in a framework of transparency and clarity with regard to the stockholders and the market.

The focusing of management and the operational structures on the various business units will make it possible to maximize efforts in the pursuit of the fundamental aim of **creating value** for the stockholders, which will have to be achieved by acting in three basic directions.

1. **Growth,** first and foremost, by:
   - completing the process to turnaround the **wireline telephony services**, which is expected to generate a sharp increase in the data business, maintaining the leadership position with the most valuable clientele in voice services and producing a further recovery in efficiency;
   - giving a strong boost to **mobile telephony**, deriving from the growth of the data business – particularly in the national market – and from the increase in the number of customers served in the international market;
   - strongly developing the **Internet and Media** business by consolidating the Seat Pagine Gialle group and integrating it with other companies in the Telecom Italia Group by exploiting the considerable synergies generated by the convergence of the various business areas.

   In economic and financial terms, in 2001, this aim will translate into achieving a gross operating margin increasing compared to 2000 thanks partly to the contribution of the companies acquired in 2000 and in the first months of 2001.

2. Maintaining the **return on invested capital** (ROIC), the fundamental factor in guaranteeing a substantial growth in the value of the Group, even in the presence of various business areas in the start-up phase. This objective will be pursued by increasing the return of the individual business areas, and by focusing portfolio management on the most promising business.

3. Strict **financial management**, focused on generating cash flows and aimed at a highly selective policy of investment programs. On the one hand, in concrete terms, this aim will be achieved by keeping the financial debt at a level similar to that of 2000, thus improving the debt/EBITDA ratio; on the other, by improving the debt structure, by extending the average life and diversifying the sources and markets of funding.

5.6 BREAKDOWN OF GROUP RESULTS BY BUSINESS UNIT

2000 marked the start of the transformation of the Telecom Italia Group announced in conjunction with the take-over and exchange bid. The transformation was shaped by the divestiture of non-strategic businesses, the focus on the core areas and the reorganization of the controlling structure of the international companies and, above all, the deep-seated reorganization of the seven autonomous Business Units from the standpoint of management, objectives, strategies and operational leverage.
The identity and the performance of the Business Units will become increasingly clearer and easier to recognize in terms of budget planning and in terms of actual figures and publication of results.
Consistent with the decentralization of all operations to the Business Units, the Corporate function has been streamlined from the point of view of role, operation and resources employed. The Corporate function will be responsible for guiding and controlling the Group, which signifies the selection of the portfolio, the identification of business to be developed, the allocation of resources, the definition of overall objectives of the Group and specific objectives of the individual Business Units.
The operational activities, at one time concentrated in the General Management function, have been allocated – and are still being shifted – to the Business Units, wherever they are needed for their operational autonomy, or to the companies providing common services: such as, personnel administration (transferred to TE.SS.), information systems operations (transferred to Netsiel), the management of the administrative cycle and training activities.
The reorganization of the Group, which will be completed during the course of 2001, will be reflected in the economic results and the financial condition of each individual business sector on the basis of the structure described below.


Chairman and CEO
General Secretariat
Internal Auditing
CORPORATE
Finance and Control
Strategy
Human Resources
Corporate Development
Corporate Communication and Image
Public and Regulatory Affairs
Corporate and Legal Affairs
BUSINESS UNITS
Wireline Services
Mobile Services
Internet/ Media
International Operations
Venture Capital and Innovation
Satellite Services
IT Services

1675

The operations allocated to the Business Units are, in summary, the following.

- "Wireline Services" (Telecom Italia) is responsible for the data and voice business on the fixed network and call centers on a national scale; its offering is geared to final customers and other operators. Its aims are to supervise telephone services and encourage the growth of the data business by continuously innovating the offering, both in terms of services and rates; the development of integrated solutions and Internet; the spread of broadband access systems (*XDSL* and fiber optics).
- "Mobile Services" (TIM Group) is responsible for mobile, national and international telecommunications. Its aims are to protect its market shares; to expand in countries with a high rate of growth, thanks partly to the "plug & play" formula (the exportation of successful rate plans and innovative services and turnkey operational processes in order to create fast start-ups); the spread of new services – including Internet – through implementation of the latest technological platforms (*WAP*, *UMTS*).
- "Internet/Media" (Seat Pagine Gialle group) is responsible for developing Internet services for residential customers and small and medium-size companies, in all its components: access, portals, and web services. The Seat group, in addition to being – after the merger by incorporation of Tin.it – the leading Italian Internet Service Provider, is also in charge of the whole chain of value in the media sector, extending its activities to publishing, information and television.
- "International Operations" (Telecom Italia, SIN) is responsible for managing foreign wireline subsidiaries and developing the business of international networks for wholesale customers. In this context, the creation of the "Mediterranean Nautilus", "Latin American Nautilus" and "Pan- European Backbone" projects will provide the Telecom Italia Group with a ring of fiber optics that will enable it to reinforce its presence in the areas of greatest strategic importance.
- "Venture Capital and Innovation" (Telecom Italia Lab, the new name of CSELT) is responsible both for identifying and managing new initiatives in the Information & Communication Technology sector, and coordinating the Group's R&D activities. The contribution of the "Venture Capital" business segment of Telecom Italia (on March 1, 2001) to TI Lab is in response to the pressures of a competitive context which now also extends to research activities, increasingly seen as a business opportunity.
- "Satellite Services" (Telespazio group and the "Satellite Telecommunications" business segment of Telecom Italia) is responsible for developing satellite communication systems for phone and data applications (with particular emphasis on Internet), radio and television broadcasts and earth observation. The Telespazio group is also involved in the main innovative projects on a world scale, such as Astrolink (the broadband multimedia system) and Galileo (the European system for locating mobile vehicles).
- "Information Technology Services" (IT Telecom) is responsible for the development of the information technology of the Group. Now in the process of being set up following the integration of various companies (Finsiel, Netsiel, Telesoft, Sodalia, the "Information Technology" department of Telecom Italia), IT Telecom will cover the whole chain of value of information technology services, with the aim of re-positioning products with greater added value and transforming operative territorial units into development centers for the various geographical areas.

The following table presents the results of the Telecom Italia Group for 2000 pro-forma, broken down by major Business Unit. The results do not include those of the Seat group, as it was acquired in the last part of the year and, as a result, only the balance sheet has been consolidated (the related employees are included in "Other activities"); however, "Other activities" does include the results of the manufacturing and installations sectors for the first nine months (the Italtel group and the Sirti group were sold at the end of the year). For purposes of comparison with 1999, the figures relating to International Operations BU have are presented net of the Nortel Inversora group.

(billions of lire)		Wireline Services	Mobile Services	International Operations	Satellite Services	IT Services	Sub-total	Other activities and eliminations	Total consolidated
Sales and service	2000	31,420	18,235	7,187	659	4,139	61,640	(5,661)	55,979
revenues	1999	33,583	16,750	3,756	612	4,337	59,038	(6,557)	52,481
Gross operating profit	2000	13,817	8,610	2,243	96	638	25,404	(4)	25,400
	1999	14,358	7,526	900	89	682	23,555	118	23,673
Operating income	2000	7,350	5,786	663	(100)	258	13,957	(778)	13,179
	1999	7,152	5,243	400	(21)	233	13,007	(551)	12,456
Capital expenditures (1)	2000	4,626	9,884	3,517	59	243	18,329	14,603	32,932
	1999	5,088	3,552	646	67	307	9,660	900	10,560
N. of employees at the	2000	60,548	15,257	11,592	1,206	12,005	100,608	14,061	114,669
period	1999	67,428	12,363	3,263	1,287	11,796	96,137	26,525	122,662

International Operations (net of Nortel Inversora group)	2000	Sales and services revenues	Gross operating profit	Operating income	Capital expenditures	N. of employees at the end of the period
		3,727	499	(45)	2,503	4,094

(1) Investments in fixed assets and intangibles, including goodwill from the acquisition of consolidated companies, amount, for 2000, to Lire 17,637 billion (Lire 1,078 billion in the 1999).

1677

5.7 TRANSACTIONS BETWEEN TELECOM ITALIA GROUP AND RELATED PARTIES

Transactions with related parties – including parent companies and their subsidiaries, unconsolidated subsidiaries and affiliated companies, as well as the Parent Company's Directors (see pag. 264) and the companies in which they hold corporate office or significant responsibility – all such transactions fall under the Group's normal operations and were conducted at standard conditions or in accordance with specific regulatory provisions. The table below provides a breakdown of transactions with such parties:

Statement of income and balance sheet items for the year 2000	Amounts in billions of lire	Nature of transactions
Sales and services revenues	1,620	These mainly comprise revenues from Seat Pagine Gialle (Lire 409 billion), Teleleasing (Lire 219 billion), Stream (Lire 198 billion), Nortel Inversora group (*) (Lire 157 billion), Lottomatica (Lire 112 billion) and Auna group (Lire 110 billion).
Raw materials and outside services	730	These mainly refer to expenses regarding Siemens Informatica (Lire 155 billion), Seat Pagine Gialle (Lire 119 billion), Teleleasing (Lire 114 billion), Entel Chile group (Lire 77 billion), Etec S.A. (Lire 46 billion) and IM.SER (Lire 44 billion).
Net other (income) expense	37	These mainly relate to cost recoveries for personnel on loan to some foreign subsidiaries and affiliates.
Net financial (income) expense	105	These comprise dividends received from the Eutelsat satellite consortium (Lire 123 billion) plus interest earned on loans made to some foreign subsidiaries and affiliates and interest expense payable to Teleleasing (Lire 60 billion) for financial leasing transactions.
Loans in long-term investments	268	These refer to loans granted to BDT (Lire 198 billion) and other foreign subsidiaries and affiliates.
Trade accounts receivable	540	These comprise mainly trade accounts receivable from Telekom Srbija (Lire 127 billion), Auna group (Lire 92 billion), Golden Lines International (Lire 49 billion), Stream (Lire 45 billion), Nortel Inversora group (*) (Lire 43 billion), Consorzio CSIA (Lire 26 billion) and Etec S.A. (Lire 25 billion).
Trade accounts payable	1,386	These pertain to supplier relationships connected with investments and transactions. In particular, they comprise trade accounts payable to Italtel group (Lire 536 billion), Entel Chile group (Lire 79 billion), Siemens Informatica (Lire 74 billion), Telekom Srbija (Lire 44 billion), Teleleasing (Lire 43 billion), Golden Lines International (Lire 32 billion), Auna group (Lire 25 billion), Etec S.A. (Lire 22 billion) and Telekom Austria group (Lire 20 billion).
Medium and long-term financial liabilities	1,073	These refer to payables to Teleleasing for financial leasing contracts.
Short-term financial liabilities	266	These include payables to IM.SER (Lire 156 billion), Webegg (Lire 57 billion) and Italtel group (Lire 38 billion).
Short-term financial receivables	339	These mainly refer to receivables from the affiliates of Seat Pagine Gialle (Lire 116 billion), Stream (Lire 106 billion) and Telekom Srbija (Lire 41 billion).
Other assets	95	These mainly refer to prepaid expenses for lease payments to IM.SER (Lire 89 billion).
Other liabilities	229	These comprise mainly payables to Astrolink (Lire 183 billion) for capital contributions payable.
Contract work in process	138	This refers to contract work in process by Telespazio for Astrolink.
Investments in fixed and intangible assets	453	These mainly consist of acquisitions from Italtel (Lire 357 billion) and Siemens Informatica (Lire 61 billion).

(*) Nortel Inversora group is consolidated proportionally.

1678

On the basis of a contract drawn up on March 15, 2000 among Telecom Italia and all the partners of Huit which differs from Telecom Italia, Lorenzo Pelliccioli, Huit and Huit II, relating to the integration of Tin.it into Seat Pagine Gialle, as explained, among others, in the prospectus prepared according to Article 70 of the CONSOB regulations No. 11,971 of May 14, 1999, Telecom Italia has acquired shares of Seat Pagine Gialle, as shown on page 227.
Furthermore, by virtue of previous agreements, in July 2000, Lorenzo Pellicioli, the CEO of Seat Pagine Gialle, became a stockholder of Huit II through a capital increase of 1.05% reserved for him. Consequently, the number of Seat shares held by Telecom Italia, indirectly through Huit, was proportionally reduced. Lorenzo Pellicioli later sold the stake in Huit II to the parent company Huit. Telecom Italia contributed, as a partner of Huit, for Lire 37 billion, in the benefits thus obtained by Lorenzo Pellicioli.

5.8 TREASURY STOCK

At December 31, 2000 the Parent Company Telecom Italia holds No. 104,978,070 shares of treasury savings stock of par value Lire 1,000 each, corresponding to 1.41% of share capital.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF TELECOM ITALIA



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF TELECOM ITALIA

The financial condition and the results of operations of Telecom Italia in the year 2000 reflect the results emerging from the transactions involving the companies described below. As far as the contributions are concerned, the balance sheet does not include the assets and liabilities contributed, whereas the statement of income takes into account the results of the companies contributed up to the date the transactions became effective.

The corporate transactions which took place during the year were as follows:

- contribution, with effect from May 1, 2000, of all the assets and liabilities consisting of the segments and investment holdings inherent to the operations and marketing of online services and products by Telecom Italia, Telespazio and Saritel to Tin.it S.p.A.; on August 10, 2000, the extraordinary stockholders' meeting passed a resolution for the partial demerger, on a proportional basis, of Telecom Italia, finalized on November 10, through the transfer of a 8.168% stake in Tin.it to Seat; on November 15, 2000, the merger of Tin.it in Seat Pagine Gialle was finalized and is effective for accounting and tax purposes as from May 1, 2000;
- contribution to TE.SS. - Tele Payroll Services S.p.A., operational since November 1, 2000, of the business segment for the management of the personnel administration services of the companies of the Group;
- contribution, on December 1, 2000, of the business segment "Grandi Immobili", consisting of Telecom Italia's most prestigious real estate properties, to IM.SER, and the successive sale of 60% of this company to Beni Stabili (45%) and Lehman Brothers (15%);
- total spin-off of Stet International to Telecom Italia and TIM as part of the rationalization of the international communications sector. The spin-off was concluded on December 27, 2000 and is effective for accounting and tax purposes as from January 1, 2000. On December 29, 2000, Telecom Italia contributed its entire stake in Stet Mobile Holding to TIM, receiving 1.94% of TIM ordinary shares (after the conversion of savings shares into ordinary shares) following the share capital increase set aside by TIM for Telecom Italia;
- contribution to Netsiel, which took place on December 31, 2000, of the business segment for the operations of the information technology services. This transaction falls under the reorganization program for the sector which calls for concentrating all of the Group's operations in the Information Technology sector in I.T. Telecom S.p.A..

6.1 RESULTS OF OPERATIONS

STATEMENTS OF INCOME

(in billions of lire)			2000	1999	Change Absolute	%
A.	Sales and service revenues		33,723	35,856	(2,133)	(5.9)
	Changes in inventory of contract work in process		16	(20)	36	°
	Increases in capitalized internal construction costs		22	26	(4)	(15.4)
	Operating grants		1	3	(2)	(66.7)
B.	Standard production value		33,762	35,865	(2,103)	(5.9)
	Raw materials and outside services	(*)	(13,290)	(14,325)	1,035	(7.2)
C.	Value added		20,472	21,540	(1,068)	(5.0)
	Labor costs	(*)	(5,920)	(6,106)	186	(3.0)
D.	Gross operating profit		14,552	15,434	(882)	(5.7)
	Depreciation and amortization		(7,201)	(7,766)	565	(7.3)
	Other valuation adjustments		(370)	(542)	172	(31.7)
	Provisions to reserves for risks and charges		(121)	(156)	35	(22.4)
	Net other income (expense)		101	126	(25)	(19.8)
E.	Operating income		6,961	7,096	(135)	(1.9)
	Net investment and financial income (expense)		1,727	2,471	(744)	(30.1)
F.	Income before extraordinary items and taxes		8,688	9,567	(879)	(9.2)
	Net extraordinary income (expense)		(348)	(657)	309	(47.0)
G.	Income before taxes		8,340	8,910	(570)	(6.4)
	Income taxes		(3,386)	(3,860)	474	(12.3)
H.	Net income		4,954	5,050	(96)	(1.9)

(*) Reduced by related cost recoveries.

Results of operations for the year 2000 showed a net income of Lire 4,954 billion, a decrease of Lire 96 billion (-1.9%) compared to 1999. This result was mainly affected by the reduction in sales and service revenues and the lower contribution made by net financial income and expense, that were almost completely compensated by the reduction in operating costs, lower amortization and depreciation and provisions in addition to an improvement in balance of net extraodinary expense and income taxes.

The key figures are analyzed in the following paragraphs:

▪ *Sales and service revenues,* amounting to Lire 33,723 billion, decreased by 5.9% compared to 1999 (Lire 35,856 billion) and are recorded gross of the amount due to other domestic and international TLC operators (Lire 6,099 billion). The total includes revenues from services of Lire 33,036 billion and revenues from sales of Lire 687 billion (respectively, Lire 34,835 billion and Lire 1,021 billion in 1999).
The decrease in revenues (-Lire 2,133 billion) can mainly be attributed to traffic, which fell by 13.9% even though the number of minutes rose by 27.3% (corresponding to +Lire 2,273 billion in terms of revenues). The average return on traffic, in fact, was Lire 71 per minute compared to Lire 111 per minute in the prior year, (-35.8%, -Lire 5,006 billion in terms of revenues). Such performance was negatively affected by the reduction, beginning August 1, 1999, in long-distance and international rates, the discount policies

1682

aimed at customer retention, the effect of replacing out-of-district rates with the less remunerative online rates and the application of new interconnecting rates for traffic to and from mobile phones. These phenomena were partly compensated by the increase in basic subscription charges (+9.9%) following the August 1, 2000 rate changes, the development of data connections and the growing demand for interconnecting services with the Telecom Italia network by other operators.
The reduction in revenues was also affected, for Lire 212 billion, by the contribution to Tin.it of the businesses for placing advertising and selling the official "White Pages" telephony directory, as part of the Seat – Tin.it merger.
Revenues from transactions with other fixed network carriers were Lire 1,364 billion (Lire 748 billion in 1999).

■ *Raw materials and outside services* of Lire 13,290 billion net of the related cost recoveries, include:

(in billions of lire)	2000	1999	Change %
Direct service costs	2,040	2,202	(7.4)
Operating costs	2,484	2,818	(11.9)
Marketing costs	1,797	1,907	(5.8)
Know-how development costs	267	321	(16.8)
	6,588	7,248	(9.1)
Amounts due to other carriers	6,099	6,321	(3.5)
TLC license fee	603	756	(20.2)
Total	13,290	14,325	(7.2)

In regard to the changes in these costs, the following notes apply:

a) "direct service costs", pertaining to the operation and maintenance of the network, decreased by Lire 162 billion consequent to savings arising from the ongoing equipment rationalization program, concentrating especially on line installations and public telephony installations;

b) "operating costs", inclusive of the management and maintenance of buildings, vehicles, information systems and equipment, as well as overheads, decreased by Lire 334 billion owing to both an overall policy to control and reduce costs and due to the fact that in 1999, nonrecurring costs were incurred for the take-over bid and the negotiations with Deutsche Telekom for Lire 130 billion. The operating costs also include Lire 26 billion (Lire 87 billion in 1999) to upgrade the information systems to ensure *carrier preselection* and *number portability*;

c) "marketing costs", inclusive of sales expense, post-sales assistance, customer relations, advertising and promotion, decreased by Lire 110 billion. This reduction is due to the combined effect of the following factors: lower costs (-Lire 130 billion) for the printing and delivery of the White Pages telephone directories, contributed to Tin.it as part of the Seat – Tin.it merger; lower costs for the sale of products (-Lire 277 billion), insofar as in the second half of 2000, for certain customers, the Company only plans the telecommunications systems, leaving manufacturers with the responsibility for the direct sale of the equipment (this also explains the reduction in revenues from the sales of the products, described previously); higher costs for advertising campaigns, both for institutional and product and service advertising (+Lire 203 billion);

d) "know-how development costs", comprising training, studies and research and technical consulting services, were down by Lire 54 billion.

The above costs total Lire 6,588 billion for 2000, a decrease of 9.1% from 1999.

e) "amounts due to other carriers" decreased by Lire 222 billion, primarily as a result of the difference between the amounts due to mobile carriers (-Lire 678 billion) foreign correspondents (+Lire 88 billion) and fixed carriers (+Lire 413 billion). The decrease in the amount due to mobile carriers is on account of the reduction in fixed-mobile traffic rates; as regards fixed carriers, the increase is in relation to fiercer competitive pressure and the greater presence of new carriers on the wireline telecommunications market;
f) "TLC license fee" decreased by Lire 153 billion and includes the fee on sales revenues (Lire 595 billion), and the fee to operate the Regulatory Authority (Lire 8 billion). The reduction in the first fee is due to a decrease in the rate from 3% to 2.7% and a decline in revenues.

The percentage of raw materials and outside services to revenues was 39.4% compared to 40% in 1999.

▪ *Labor costs* (net of cost recoveries for employees on loan to subsidiaries and affiliated companies of Lire 61 billion) amounted to Lire 5,920 billion, with a decrease of Lire 186 billion (-3.0%), compared to 1999, and Lire 198 billion (-3.2%) gross of such cost recoveries. This gross change is due mainly to the reduction in the average number of employees, which dropped from 77,184 in 1999 to 72,936 in 2000 (-5.5%), also on account of the resignations, concentrated in the last quarter, as a result of the cutbacks made under ex Law No. 223/1991 covered by the agreements reached with the labor unions in July. The effects of this reduction were partly counterbalanced by the increases due to collective bargaining agreements, career developments, merit bonuses and seniority increases.
The percentage of labor costs to revenues rose from 17.0% in 1999 to 17.6% in 2000.

▪ *Gross operating profit* of Lire 14,552 billion decreased by Lire 882 billion compared to 1999 (-5.7%) due to the reduction in revenues, which, however, was largely compensated by the decrease in operating costs. The percentage of gross operating profit to sales and service revenues shows a slight improvement and was around 43.2% compared to 43.0% in the prior year. This reflects the Company's ability to initiate adequate cost-curbing policies to counter the contraction in revenues induced by the context of the market.

▪ *Depreciation and amortization,* totaling Lire 7,201 billion, decreased by Lire 565 billion compared to 1999. This item comprises Lire 1,162 billion for the amortization of intangible assets and Lire 6,039 billion for the depreciation of fixed assets.
"Amortization of intangible assets" decreased by Lire 91 billion, due to lower software investments which became amortizable during 2000.
"Depreciation of fixed assets" decreased by Lire 474 billion; this change derives from a reduction in the amount of depreciable assets, the change in the mix of depreciable assets, lower depreciation on public telephony installations and *DECT* fixed assets written down in the 1999 financial statements and the adjustment of depreciation rates relating to the submarine network in the 2000 financial statements for about Lire 40 billion.

▪ *Other valuation adjustments,* amounting to Lire 370 billion, decreased by Lire 172 billion compared to the prior year, which was characterized by the writedowns of public

telephone installations (Lire 93 billion) and the residual amount of the *DECT* platform (Lire 50 billion) and also higher writedowns of accounts receivable. Of the total, Lire 332 billion (Lire 399 billion in 1999) are for writedowns to reduce accounts receivables to their estimated realizable value and Lire 38 billion for the writedown of software projects that will be abandoned in 2001.

■ *Provisions to reserves for risks and charges,* amounting to Lire 121 billion, decreased by Lire 35 billion compared to 1999 and refer to provisions for disputes covering commercial and regulatory questions and adjustments to the "reserve for litigation" for third-party controversies.

■ *Net other income (expense),* amounting to an income balance of Lire 101 billion, represents the difference between Lire 465 billion of other income and Lire 364 billion of other expenses.
"Other income" includes mainly fees charged to customers for the late payment of telephone bills of Lire 149 billion (Lire 227 billion in 1999), non-telephone services rendered to TIM (Lire 57 billion, as in the previous year), the portion of capital grants credited during the year of Lire 79 billion (Lire 75 billion in 1999) and sundry damages and recoveries (Lire 90 billion, as in the previous year).
"Other expense" mainly includes indirect duties and taxes for the year of Lire 156 billion (Lire 134 billion in 1999) and losses on disposals of fixed and intangible assets of Lire 94 billion (Lire 206 billion in 1999). The reduction in such losses reflects the substantial completion of the rationalization of installations begun in the mid-nineties.

■ *Operating income* amounted to Lire 6,961 billion, a decrease of Lire 135 billion from 1999 (-1.9%) essentially due to a reduction in revenues, which was almost completely compensated by savings in outside costs, labor costs, depreciation and amortization and provisions. The ratio of operating income to revenues was 20.6%, compared to 19.8% in 1999.

■ *Net investment and financial income (expense)* showed an income balance of Lire 1,727 billion (Lire 2,471 billion in 1999) which can be analzyed as follows:

■ *Investment income (expense)* shows an income balance, detailed as follows:

(in billions of lire)	2000	1999	Change %
Dividends and tax credits	3,401	3,239	5.0
Net gains on sales of investments	63	88	(28.4)
Total	3,464	3,327	4.1

a) dividends and tax credits include:
- dividends accruing in the fiscal year in respect of holdings in subsidiaries (Lire 1,862 billion) and mainly referring to TIM (Lire 1,761 billion);
- dividends recorded on the cash basis (Lire 426 billion) mainly in respect of investments in foreign companies and TIM shares purchased during the year;
- tax credits on dividends received (Lire 19 billion) and on those accruing during the year (Lire 1,094 billion);

b) net gains from the sales of investments refer principally to the gains realized on the sale of TIM shares (Lire 48 billion) and venture capital companies.

▪ *Net financial income (expense)* shows an expense balance of Lire 889 billion (-Lire 561 billion in 1999) is detailed as follows:

(in billions of lire)	2000	1999	Change %
Balance from financial transactions	(996)	(632)	57.6
Other net financial income (expense)	107	71	50.7
Total	(889)	(561)	58.5

a) the balance from financial transactions comprises the income (Lire 149 billion) and expense (Lire 1,145 billion) related to financial receivables and payables making up the net debt position. The increase in the net expense balance is attributable to higher financial expense on short-term borrowings to cover the financial requirements for the payment of Seat shares purchased from Huit II and through public offers of purchase, as described in the comments on the Company's financial condition.

b) other net financial income (expense) refers to interest income earned on medium/long-term loans (Lire 32 billion), net gains on exchange (Lire 42 billion) and net sundry other income (Lire 33 billion).

▪ *Value adjustments to financial assets* show a negative balance of Lire 848 billion (-Lire 295 billion in 1999) and are almost entirely composed of writedowns to investments, mainly in the subsidiary TMI - Telemedia International Italia (Lire 197 billion) and in the affiliated company Stream (Lire 392 billion); the total also includes writedowns to adjust the value of TIM shares and venture capital companies carried in current assets to market price.

▪ *Net extraordinary income (expense)* shows a net expense balance of Lire 348 billion (-Lire 657 billion in 1999) which derives from the difference between extraordinary income of Lire 1,461 billion and extraordinary expense of Lire 1,809 billion.

"Extraordinary income" mainly includes the gains (Lire 1,290 billion) from the contribution of the business segment "Grandi Immobili" to the company IM.SER and the sale of investments (mainly Sirti).

"Extraordinary expense" mainly comprises the expenses connected with corporate restructuring (Lire 884 billion, of which Lire 552 billion for operating agreements reached with the labor unions concerning employee cutbacks and layoffs); social security charges pursuant to Law No. 58/92 (Lire 297 billion) to guarantee uniform status under the former Telephone Employees Pension Fund (FPT) which, as required by the 2000 Finance Bill, has become part of the general "Employees Pension Fund" as from January 1; extraordinary annual contribution (Lire 144 billion) to INPS – as established by the same Bill for the three years 2000 - 2002 – to meet the higher financial requirements covered by the rules of the fund that was abolished. Extraordinary expense also includes Lire 329 billion for expenses connected with the previously-mentioned transactions for the disposals of investments and contributions of business segments.

▪ *Income taxes* amounted to Lire 3,386 billion (Lire 3,860 billion in 1999). They represented 40.6% as percentage of income before income taxes in 2000 compared to 43.3% in 1999. The tax rate for 2000 was affected by the taxation of the gains on the sale of the investment in Sirti and the contribution of the business segment "Grandi Immobili" using the substitute equalization tax (19%) and, above all, by lower deferred taxes following the reclassification of the "Reserve for accelerated depreciation", pursuant to the application of art. 14 of Law No. 342/2000. The excess amount in the "reserve for deferred income taxes" was used to reduce the provision for the year.

In the absence of the above entries, the tax rate would have been in line with that of the prior year.

1686

6.2 FINANCIAL CONDITION

BALANCE SHEETS

(in billions of lire)			12/31/2000	12/31/1999	Change
A.	Intangibles, fixed assets and long-term investments				
	Intangible assets		2,302	2,259	43
	Fixed assets		29,305	36,520	(7,215)
	Long-term investments:				
	• equity investments and advances on future capital contributions		38,429	17,939	20,490
	• other		1,765	1,705	60
			71,801	58,423	13,378
B.	Working capital				
	Inventories		149	233	(84)
	Trade accounts receivable		9,846	10,460	(614)
	Other assets		6,097	2,923	3,174
	Trade accounts payable		(8,459)	(9,313)	854
	Reserves for risks and charges		(1,711)	(1,242)	(469)
	Other liabilities		(6,887)	(7,676)	789
			(965)	(4,615)	3,650
C.	Invested capital, net of operating liabilities	(A+B)	70,836	53,808	17,028
D.	Reserve for employee termination indemnities		(1,997)	(2,163)	166
E.	Invested capital, net of operating liabilities and reserve for employee termination indemnities	(C+D)	68,839	51,645	17,194
	Financed by:				
F.	Stockholders' equity				
	Share capital paid-in		7,426	7,426	=
	Reserves and retained earnings		23,855	23,101	754
	Net income		4,954	5,050	(96)
			36,235	35,577	658
G.	Medium/long-term debt		6,174	8,220	(2,046)
H.	Net short-term borrowings				
	• short-term borrowings		30,424	10,028	20,396
	• liquid assets and short-term financial assets		(4,129)	(2,297)	(1,832)
	• financial accrued expense (income) and deferred expense (income), net		135	117	18
			26,430	7,848	18,582
		(G+H)	32,604	16,068	16,536
I.	Total	(F+G+H)	68,839	51,645	17,194

1687

The balance sheet shows net invested capital of Lire 68,839 billion (Lire 51,645 billion at December 31, 1999), of which 52.6% is financed by stockholders' equity and 47.4% by net borrowings.

■ As far as *intangibles, fixed assets and long-term investments* are concerned, the following should be mentioned:

a) "intangible assets" amounted to Lire 2,302 billion and show an increase of Lire 43 billion compared to December 31, 1999. The increase represents the difference between additions (Lire 1,300 billion), the amortization charge (Lire 1,162 billion), disposals and other changes (Lire 6 billion), writedowns of software projects (Lire 38 billion), transfers, mainly for software in use, as a result of the corporate transactions entered into during the year (Lire 51 billion);

b) "fixed assets" of Lire 29,305 billion showed a decrease of Lire 7,215 billion from December 31, 1999. The decrease represents the difference between additions (Lire 3,674 billion), the depreciation charge (Lire 6,039 billion), disposals and other changes (Lire 3 billion); transfers (Lire 4,847 billion) mainly for the contributions of the business segment "Grandi Immobili" to IM.SER and the business segment "Information Systems Operations" to Netsiel;

c) "long-term investments" amounted to Lire 40,194 billion, up by Lire 20,550 billion compared to December 31, 1999. This increase is mainly on account of the following:
   - new investments of Lire 20,632 billion, primarily due to: the acquisition of the investment in Seat Pagine Gialle (Lire 12,427 billion), as part of the merger between Seat and Tin.it and the conversion of Seat savings shares into ordinary shares (Lire 563 billion); loans for the future capital increase of Stet International Netherlands (Lire 1,865 billion) directed to the acquisition of foreign holdings, mainly in Spain, France and Latin America; the acquisition of ordinary TIM shares (Lire 3,423 billion), both directly and through the conversion of No. 305,439,248 savings shares into ordinary shares, for an equivalent amount of Lire 2,188 billion;
   - writedowns of holdings amounting to Lire 648 billion, mainly pertaining to Stream (Lire 392 billion) and TMI - Telemedia International Italia (Lire 197 billion);
   - acquisition of investments as a consequence of corporate transactions (Lire 7,512 billion), relating mainly to IM.SER (Lire 5,615 billion), Netsiel (Lire 210 billion) and Stet International Netherlands (Lire 1,547 billion);
   - cancellation of the investment in Stet International (Lire 1,407 billion) as a result of the total spin-off of this company within the framework of the reorganization of the international holdings, which were followed by the previously-mentioned assignment of the investment in SIN and the increase in the investment in TIM (Lire 1,533 billion) through the capital increase set aside for the transfer of the remaining investment in SMH to TIM;
   - sales of investments for a total of Lire 5,860 billion related mainly to IM.SER (Lire 5,224 billion), Bitel Partecipacoes (Lire 260 billion) and Sirti (Lire 86 billion);
   - loan repayments for Lire 1,041 billion; these refer mainly to loans repaid by Teleleasing following the agreement for the sale of 60% of Teleleasing by Saiat to Mediobanca;
   - buy-back of No. 104,978,070 treasury savings shares with a par value of Lire 1,000 each, equal to 1.41% of the share capital, deriving from the tender offer made during the period February 17, 2000 to March 17, 2000 (No. 1,793,820 shares) and later buy-backs (No. 103,184,250 shares), as voted by the ordinary stockholders' meeting of January 14, 2000 which authorized the tender offer that continued until January 10, 2001. Such shares are recorded at a cost of Lire 1,281 billion at December 31, 2000. A specific reserve was set aside in stockholders' equity for this transaction.

- *Working capital* showed a negative figure of Lire 965 billion (Lire 4,615 billion at December 31, 1999), thus representing, as it does traditionally, a source of operating cash flow.

In detail:

a) "trade accounts receivable", net of the related allowance account (Lire 654 billion), amounted to Lire 9,846 billion and decreased by Lire 614 billion compared to December 31, 1999. Trade accounts receivables from customers, in particular, decreased by Lire 1,092 billion owing to the reduction in revenues and the assignment of receivables to factoring companies (Lire 400 billion);

b) "other assets" amounted to Lire 6,097 billion and increased by Lire 3,174 billion, compared to December 31, 1999. These essentially refer to receivables from subsidiaries (Lire 2,000 billion), mainly relating to 2000 dividends accrued; deferred tax assets net of deferred tax liabilities (Lire 939 billion); receivables from employees (Lire 157 billion); customer payments in transit with banks and the postal system (Lire 278 billion); trading of stock in portfolio (Lire 643 billion, principally TIM stock); prepaid expenses (Lire 1,559 billion), mainly relating to the premium paid by Telecom Italia for the call option on Seat shares, agreed as part of the transaction to defer the put option on the Seat shares owned by Huit II. The transaction is described in the notes in "Purchases and sales commitments" under memorandum accounts;

c) "trade accounts payable" amounted to Lire 8,459 billion, with a decrease of Lire 854 billion compared to December 31, 1999 due primarly to the reduction in costs and lower expenditures for the purchase of installation investments. They include Lire 747 billion due to other national and international telecommunications carriers;

d) "reserves for risks and charges" of Lire 1,711 billion increased by Lire 469 billion compared to December 31, 1999, chiefly on account of the creation of the "reserve for corporate restructuring" following agreements with the labor unions over employee cutbacks and layoffs (Lire 295 billion). This item includes the "reserve for taxes" (Lire 273 billion), the "reserve for capital grants" (Lire 254 billion), the "reserve for litigation" (Lire 262 billion), the "reserve for contractual risks and other risks" (Lire 598 billion) and the "reserve for losses of subsidiaries and affiliates" (Lire 29 billion);

e) "other liabilities", amounting to Lire 6,887 billion, decreased by Lire 789 billion compared to December 31, 1999. They mainly comprise employee-related payables (Lire 1,208 billion), contributions to pension and social security institutions (Lire 1,657 billion), amounts owed to customers (Lire 2,032 billion), taxes payable (Lire 957 billion) and accrued expenses and deferred income (Lire 781 billion).

- *Stockholders' equity* amounted to Lire 36,235 billion (Lire 35,577 billion at December 31, 1999), and increased by Lire 658 billion compared to December 31, 1999. The increase represents the net income for the year (Lire 4,954 billion); the portion of capital grants that became available (Lire 32 billion transferred from "reserves for risks and charges" to "reserves"); the increase in "other reserves" (Lire 177 billion) as a result of the spin-off of Stet International and the partial spin-off of a 8.168% stake in Tin.it by Telecom Italia to Seat; 1999 dividends (Lire 4,505 billion). Furthermore:

- in connection with the tender offer for treasury savings shares, Lire 1,281 billion were reclassified from the "special reserve" to the "reserve for treasury shares in portfolio";
- pursuant to Law No. 342/2000, Lire 1,720 billion were reclassified from the "reserve for accelerated depreciaton" to the special reserve set up in accordance with this law.

■ *Net debt* totals Lire 32,604 billion (Lire 16,068 billion at December 31, 1999). The increase over December 31, 1999 of Lire 16,536 billion can be ascribed to the increase in short-term debt (Lire 18,582 billion) mainly to cover the financial requirements to pay for the Seat shares purchased from Huit II and through the public offers of purchase and, in anticipation of changing the type of debt and expiry dates, short-term financing arranged by the Company for the opening of two one-year credit facilities obtained from a banking syndicate headed by Chase Manhattan International Ltd.
From a financial standpoint, the acquisition of Seat will be completed when the put option on the Seat stock is closed. This is described in the notes in "Purchases and sales commitments" under memorandum accounts;

Gross debt amounts to Lire 36,598 billion (Lire 18,248 billion at December 31, 1999).

An analysis based on maturity is given in the following table:

	12/31/2000						12/31/1999	
(in billions of lire)	Lire	%	Foreign currency	%	Total	%	Total	%
Medium/long-term debt	5,313	15	861	44	6,174	17	8,220	45
Short-term debt	29,339	85	1,085	56	30,424	83	10,028	55
Total	34,652	100	1,946	100	36,598	100	18,248	100

6.3 FINANCIAL PERFORMANCE

STATEMENTS OF CASH FLOWS

(in billions of lire)			2000	1999
A.	Net short-term borrowings, at beginning of the year		(7,848)	(7,127)
B.	Cash flows - operating activities			
	Net income		4,954	5,050
	Depreciation and amortization		7,201	7,766
	(Gains) losses on sales of intangibles, fixed assets and long-term investments		(1,180)	175
	(Upward adjustsments) writedowns of intangibles, fixed assets and long-term investments		634	416
	Change in working capital (*)		(3,612)	(2,350)
	Net change in "reserve for employee termination indemnities"		(166)	146
			7,831	11,203
C.	Cash flows - investing activities			
	Intangibles, fixed assets and long-term investments:			
	• intangible assets		(1,300)	(1,352)
	• fixed assets		(3,674)	(4,574)
	• long-term investments		(21,985)	(3,973)
	Intangibles, fixed assets and long-term investments in as a result of corporate transactions		(9,146)	=
	Proceeds from sale, or redemption value, of intangible assets, fixed assets and long-term investments		8,091	507
	Intangibles, fixed assets and long-term investments out as a result of corporate transactions		7,946	=
			(20,068)	(9,392)
D.	Cash flows – financing activities			
	New borrowings		3	1,138
	Capital grants		33	114
	Debt repayment		(581)	(209)
	Capital contributions		=	64
	Change in stockholders' equity as a result of corporate transactions		177	=
	Change in medium-long term debt due within one year		(1,472)	(1,518)
			(1,840)	(411)
E.	Dividends		(4,505)	(2,121)
F.	Cash flows for the year	(B+C+D+E)	(18,582)	(721)
G.	Net short-term borrowings, at end of year	(A+F)	(26,430)	(7,848)

(*) The difference with respect to the "balance sheet" is due to entries affecting working capital. They refer to changes in capital grants, the use of the reserve for losses of subsidiaries and affiliates, the adjustment of long-term loans receivable and medium/long-term debt to year-end exchange rates.

In 2000, net cash outflows amounted to Lire 18,582 billion, mainly due to the financial requirements for investing activities – especially long-term investments following the previously mentioned purchase of Seat shares – in part offset by the proceeds received on the disposal of investments and the contributions of business segments. This gave rise to an increase in short-term financial borrowings for the same amount, which are now Lire 26,430 billion.

Investments, amounting to Lire 4,974 billion (Lire 5,926 billion in 1999), decreased in respect of installations and real estate as a result of the rationalization process and greater selectivity in the choice of network investments and also on account of the reorganization of the real estate area.

6.4 RESULTS OF OPERATIONS, FINANCIAL CONDITION AND PERFORMANCE EXPRESSED IN EUROS

STATEMENTS OF INCOME

(in millions of euros)			2000	1999
A.	Sales and service revenues		17,416	18,518
	Changes in inventory of contract work in process		8	(10)
	Increases in capitalized internal construction costs		11	13
	Operating grants		1	2
B.	Standard production value		17,436	18,523
	Raw materials and outside services	(*)	(6,864)	(7,398)
C.	Value added		10,572	11,125
	Labor costs	(*)	(3,057)	(3,153)
D.	Gross operating profit		7,515	7,972
	Depreciation and amortization		(3,719)	(4,011)
	Other valuation adjustments		(191)	(280)
	Provisions to reserves for risks and charges		(62)	(81)
	Net other income (expense)		52	65
E.	Operating income		3,595	3,665
	Net investment and financial income (expense)		892	1,276
F.	Income before extraordinary items and taxes		4,487	4,941
	Net extraordinary income (expense)		(179)	(340)
G.	Income before taxes		4,308	4,601
	Income taxes		(1,749)	(1,993)
H.	Net income		2,559	2,608

(*) Reduced by related cost recoveries.

1692

BALANCE SHEETS

(in millions of euros)			12/31/2000	12/31/1999
A.	Intangibles, fixed assets and long-term investments			
	Intangible assets		1,189	1,166
	Fixed assets		15,135	18,861
	Long-term investments:			
	• equity investments and advances on future capital contributions		19,847	9,265
	• other		912	880
			37,083	30,172
B.	Working capital			
	Inventories		77	120
	Trade accounts receivable		5,085	5,402
	Other assets		3,149	1,510
	Trade accounts payable		(4,369)	(4,810)
	Reserves for risks and charges		(884)	(641)
	Other liabilities		(3,557)	(3,964)
			(499)	(2,383)
C.	Invested capital, net of operating liabilities	(A+B)	36,584	27,789
D.	Reserve for employee termination indemnities		(1,031)	(1,117)
E.	Invested capital, net of operating liabilities and reserve for employee termination indemnities	(C+D)	35,553	26,672
	Financed by:			
F.	Stockholders' equity			
	Share capital paid-in		3,835	3,835
	Reserves and retained earnings		12,320	11,931
	Net income		2,559	2,608
			18,714	18,374
G.	Medium/long-term debt		3,188	4,245
H.	Net short-term borrowings			
	• short-term borrowings		15,713	5,179
	• liquid assets and short-term financial assets		(2,132)	(1,186)
	• financial accrued expense (income) and deferred expense (income), net		70	60
			13,651	4,053
		(G+H)	16,839	8,298
I.	Total	(F+G+H)	35,553	26,672

STATEMENTS OF CASH FLOWS

(in millions of euros)			2000	1999
A.	Net short-term borrowings, at beginning of year		(4,053)	(3,681)
B.	Cash flows - operating activities			
	Net income		2,559	2,608
	Depreciation and amortization		3,719	4,011
	(Gains) losses on sales of intangibles, fixed assets and long-term investments		(610)	90
	(Upward adjustments) writedowns of intangibles, fixed assets and long-term investments		327	215
	Change in working capital (*)		(1,865)	(1,214)
	Net change in "reserve for employee termination indemnities"		(86)	75
			4,044	5,785
C.	Cash flows - investing activities			
	Intangibles, fixed assets and long-term investments:			
	• intangible assets		(671)	(698)
	• fixed assets		(1,898)	(2,362)
	• long-term investments		(11,354)	(2,052)
	Intangibles, fixed assets and long-term investments in as a result of corporate transactions		(4,724)	=
	Proceeds from sale, or redemption value, of intangible assets, fixed assets and long-term investments		4,179	262
	Intangibles, fixed assets and long-term investments out as a result of corporate transactions		4,104	=
			(10,364)	(4,850)
D.	Cash flows - financing activities			
	New borrowings		2	588
	Capital grants		17	59
	Debt repayment		(300)	(108)
	Capital contributions		=	33
	Change in stockholders' equity as a result of corporate transactions		91	=
	Change in medium-long term debt due within one year		(761)	(784)
			(951)	(212)
E.	Dividends		(2,327)	(1,095)
F.	Cash flows for the year	(B+C+D+E)	(9,598)	(372)
G.	Net short-term borrowings, at end of year	(A+F)	(13,651)	(4,053)

(*) The difference with respect to the "balance sheet" is due to entries affecting working capital. They refer to changes in capital grants, the use of the reserve for losses of subsidiaries and affiliates, the adjustment of long-term loans receivable and medium/long-term debt to year-end exchange rates.

1694

6.5 OUTLOOK FOR 2001

In 2000, one of the guiding strategies of TIWS (Telecom Italia Wireline Services, the Business Unit operating in the domestic market of telecommunications services) was the intense focus on the broadband market, in which, in less than eight months, about 115,000 access lines were sold in *XDSL* technologies and in optical fibers to companies and other operators. The broadband offering for families, on the other hand, found an effective market penetration tool in the form of "Teleconomy *ADSL*", a service launched last December which, accompanied by other significant innovations, will not begin to express its full potential until 2001.

TIWS will base its growth on this solid basis in 2001, a year in which it intends to seize further opportunities for growth both in terms of revenues and, particularly, in the more demanding area of the gross operating margin, by reversing the reduction recorded in 2000. The main factors involved in achieving these objectives are:

- growth in revenues from data-transmission and Internet services for business customers, in line with that of 2000;
- greater penetration of Internet services for the residential market, thanks to the spread of *ADSL* tecnology and the continuous growth of online traffic;
- an increase in revenues from the sale of *wholesale* services (interconnection for other operators and broadband access for Internet Service Providers);
- the adoption of pricing policies by customer group in the voice market clientele.

On the subject of recovering efficiency, TIWS intends to follow these guidelines:

- completion of the reorganization of human resources begun in 2000;
- considerable reduction in the costs of information systems and the lease of premises;
- evolution of the network towards an architecture based on *IP* protocols.

In the data segment, greater emphasis will be placed on services integrated with Internet applications ("RING" and "Full Business Company"), according to the winning "pay per use" formula: customers will be offered the range of band as requested, with changes made automatically as their requirements change. In the development of this strategy, agreements with leaders in the sector, for example IBM, SAP, Broadvision, Lotus and Oracle, will play an increasingly important role. In 2001, more than 100,000 new broadband access lines are anticipated for the business segment alone. During the year, TIWS will also create the third Italian Internet data center.

In 2000, in the field of voice services, thanks to an aggressive pricing policy and the introduction of flat-rate and forfeit offerings, special programs were launched to promote loyalty which covered more than 50% of the market of large customers and persuaded 2.2 million subscribers (out of a potential market of 3 million) to subscribe to the "Teleconomy" offerings. In the new competitive scenario, characterized by the introduction of *carrier preselection* and *local loop unbundling*, in 2001, TIWS will propose new versions of the "Teleconomy" offerings.

As for the network, a profound transformation of infrastructures is taking place: the current architecture, based on separate platforms for voice and data, is evolving towards a model which, at a lower cost, will make it possible to develop a new generation of services. The strategy can be summarized as follows:

- completion of national *ADSL* coverage and the subsequent introduction of new *XDSL*-type technologies;
- evolution of the carrier network (*backbone*);
- the gradual integration of voice and data platforms into a single platform based on *IP* protocols.

6.6 TRANSACTIONS BETWEEN TELECOM ITALIA AND RELATED PARTIES

Pursuant to the disclosure requirements of Article 2428 of the Italian Civil Code and Consob communications No. 97001574 of February 20, 1997 and No. 98015375 of February 27, 1998, concerning transactions with related parties – including parent companies and their subsidiaries, unconsolidated subsidiaries and affiliated companies, as well as the Telecom Italia's Directors and the companies in which they hold corporate office or significant responsibility – all such transactions fall under Telecom Italia's normal operations and were conducted at standard conditions or in accordance with specific regulatory provisions. Relating to the purchase of shares by Huit, see pag. 96. In accordance with the provisions of article 2428 of the Italian Civil Code, the table below provides a breakdown of the transactions (¹) with such parties:

Statement of income and balance sheet items 2000	Amounts in billions of lire	Nature of transaction
Sales and service revenues	2,987	These refer mainly to revenues from telecommunications services as well as revenues for mobile-fixed interconnections and rental of lines acquired by TIM. They also include the management fee from Telecom Argentina and revenues to Seat Pagine Gialle.
Raw materials and outside services	4,209	These refer to acquisitions from subsidiaries and affiliates and other related parties (in particular from Finsiel, Teleleasing, Italtel, TIM, CSELT, Siemens Informatica, Telesoft, Scuola Superiore Guglielmo Reiss Romoli, IM.SER) mainly for leas and leasing installments, equipment maintenance, software, personnel training, as well as the amounts due to TIM and Telespazio for their share of telecommunications services.
Net other (income) expense	228	These refer, in particular, to income connected with miscellaneous services rendered to subsidiaries and affiliates, including outsourcing services rendered to TIM.
Net financial (income) expense	2,351	These mainly comprise dividends and the interest accrued on current accounts held for purposes of centralized cash management.
Net extraordinary (income) expense	987	These mainly refer to the gain realized on the contribution of the business segment "Grandi Immobili" to IM.SER.
Loans in long-term investments	97	These refer to loans granted to the subsidiary Telespazio.
Trade accounts receivable	1,527	These are mainly items connected with telecommunications services rendered.
Other assets	3,747	These mainly refer to dividends accrued for the year 2000 receivable from subsidiaries and prepaid expenses relating to the premium paid by Telecom Italia to Stet International Netherlands for the call option on Seat Pagine Gialle shares stipulated as part of the transaction for the deferral of the put option on Seat shares.
Trade accounts payable	2,971	Essentially, these are the supplier transactions connected with normal investments and operations, in particular with Telesoft, Italtel and IM.SER, as well as the amounts due to TIM for its share of services invoiced by Telecom Italia.
Other liabilities	209	These refer to the amount payable in connection with the Group's VAT procedure and deferred income from TIM.
Net short-term financial liabilities	5,822	These mainly regard transactions on the current accounts held for purposes of centralized cash management.
Investments in fixed and intangible assets	1,805	These mainly regard the acquisitions from Italtel (exchanges), Telesoft and Finsiel (software projects), Siemens Informatica.

(¹) The following transactions do not include those with Sirti since this company was not considered a related party at December 31, 2000.

1696

chapter 7 SIGNIFICANT EVENTS SUBSEQUENT TO DECEMBER 31, 2000

7.1 BUY-BACK OF TELECOM ITALIA SAVINGS SHARES

The buy-back of Telecom Italia savings shares, resolved by the ordinary stockholders' meeting of January 14, 2000 ended on January 10, 2001.
The related resolution called for:

- a tender offer to purchase a maximum of No. 742,615,722 savings shares at a price of Euros 6.5 per share, for a maximum equivalent amount of Euros 4,827 million (Lire 9,346 billion), carried out between February 17 to March 17, 2000;
- the purchase of treasury savings shares, within nine months afer the end of the offer period, up to a maximum quantity equal to the difference between the maximum number of No. 742,615,722 and the number of savings shares tendered under the offer, by placing orders on the screen-trading market, as set forth by applicable laws, at the same price of Euros 6.5 per share.

No. 1,793,820 shares were tendered under the offer; Telecom Italia therefore purchased savings shares up to January 10, 2001, the expiration date of the authorization, taking into account the suspensions and extension voted by the stockholders' meeting of July 3, 2000.
The Company purchased a total of No. 112,998,070 savings shares, equal to about 5.2% of savings share capital, for a total equivalent amount of about Euros 711 million (Lire 1,376.5 billion).

7.2 CONVERSION OF SAVINGS SHARES AND BUY-BACK OF ORDINARY SHARES OF TELECOM ITALIA

On March 31, 2001, the Board of Directors of Telecom Italia, in continuing with the work begun on March 30, 2001, has re-examined the project for the conversion of the savings shares and buy-back of ordinary shares presented on February 5, 2001. The project, which has been modified as a result of the performance of the stock market and the inclinations emerging from the market in response to the original proposal, covers the following:

- the re-denomination of Telecom Italia share capital into euros, increasing the par value per share to Euro 0.55, to be effected by the cancellation of the treasury shares held and, for the remaining amount, by a credit to share capital of part of the reserve for inflation adjustments Law No. 72 of March 19, 1983, with the related increase in share capital;
- the voluntary conversion of Telecom Italia savings shares into an equivalent number ordinary shares against payment of a premium price between 38% and 42% of the average official market price of Telecom Italia ordinary shares in proximity to the transaction date, with a minimum of Euros 5.25 per share. The conversion, proposed to holders of all the No. 2,053,122,025 outstanding savings shares and structured so that those tendering shares can present the next dividend coupon, is subordinated to reaching the conversion of a minimum threshold of 60% of savings share capital, subject to the right of the Board to refrain from effecting the conversion. Assuming that all 100% of the savings shares will be converted, minimum cash inflows will be about Euros 10.8 billion. The Board reserves the right to launch the conversion whenever suitable conditions exist for ensuring the success of

the operation, and, in any case, by December 31, 2001, the deadline for launching the conversion otherwise the time period will be considered to have lapsed. In the event that all savings shares are converted, the percentage of Telecom Italia voting rights held by Olivetti will decline from the current 54.8% to about 40%, corresponding to the total share capital currently held, which will remain unchanged. In order to obtain full consensus of the market, Olivetti has announced that it will not approve the operation if, at the Telecom Italia extraordinary stockholders' meeting called to approve the convection, stockholders representing an absolute majority of the shares not held by Olivetti vote against the proposal;

- the subsequent buy-back, through a tender offer, of ordinary shares up to a maximum of 10% of share capital, at a price equal to the market price immediately preceding the start of the buy-back plan, increased by a premium suitable to ensure the success of the operation and, in any case, not more than 25%. In order to reduce the time between the collection of the price difference and the payment for the shares buy-back, the shares will be purchased, through the tender offer, by a new company ("Newco", 100%-owned by Telecom Italia) specifically set up and provided with available reserves equal to the inflow coming from the conversion. Subsequent to the conclusion of the buy-back and before approval of the 2001 financial statements, Newco will be merged by absorption in Telecom Italia, which will become the holder of the shares delivered in the tender offer. The total outlay for the buy-back will exceed the inflow from the conversion. Any cash remaining after the convertion will be distributed, subject to a resolution passed by the stockholders' meeting, to all stockholders as an extraordinary dividend;
- assuming the conversion of 100% of the savings shares at the minimum price difference of Euros 5.25 per share, gross receipts for Olivetti would be about Euros 4.3 billion.

The extraordinary stockholders' meeting to approve the above operation has been convened, in first call on April 18, 2001 and, in second call, on May 3, 2001.

The project is aimed at optimizing Telecom Italia's share capital structure which, if all shares are converted, will be composed of one single class of stock, and reducing its costs, in view of the equity preferences to which the holders of savings shares are entitled; to improve the economic indicators per share, including earnings per share (the latter, in particular, by about 10%,) and to raise the Company's financial flexibility, improving its credit rating and, therefore, the conditions for access to the financial markets.

7.3 FISCAL AUDIT

At the end of February 2001, the revenue authorities completed a general fiscal audit of Telecom Italia begun on February 3, 2000. The findings, which are based upon interpretations, will be appealed according to the normal procedures followed in such cases. Although it is currently not possible to determine to what extent the findings formulated by the tax auditors will give rise to adjustments in the tax returns which have been filed, the existing provisions are deemed sufficient to meet any contingencies.

7.4 UMTS

On January 10, the Regulator informed the five highest bidders (TIM, Omnitel, Wind, Andala and Ipse) that they had been awarded the licenses and frequencies to supply services using *UMTS* technology. This technology forms the basis for the third-generation mobile telecommunications system that will be fully applied commercially by 2002. The award of the license, which was scheduled for December 20, 2000, has been postponed owing to problems encountered on some frequency bands, which were suspected of creating problems of interference and for which a technical solution was proposed by the same operators.

7.5 LOCAL LOOP UNBUNDLING

On January 12, 2001, Telecom Italia was informed that resolution No. 14/00/CIR had been passed by the Regulator on December 21, 2000. This resolution approves Telecom Italia's offering to supply services for unbundling local loops, subject to certain changes. The Company therefore presented the price list for the various ways of providing access, on copper or fiber optic cable, and supplied detailed information about the numbering groups available and about the exchanges which have been equipped with areas to house the other operators' equipment. In fact, the Regulator drew up a first list of the 550 co-location sites; a second list of 550 is scheduled for March and a third for July, making a total of 1,650 sites. By March, 30 operators had already presented Telecom Italia with a request for interconnection to the so-called "last mile"; the necessary operational agreements have already been finalized with some of them.

7.6 WIRELESS LOCAL LOOP

On January 15, 2001, the Regulator issued a call for the advisor who will supervise the auction of the frequency licenses for the wireless local loop (disaggregated access via radio to the local wireline network). The advisor will collaborate with the Antitrust Authority during all the various stages of the auction, from the preparation of the rules, to the verification and evaluation of the applications for participation, and the preparation of the disclosure documents about the status of the bidding.

7.7 COMMERCIAL AGREEMENTS AND NEW SERVICES

During the first few months of the year, Telecom Italia concluded important agreements with technical partners, particularly with Alcaltel, with a view to augmenting efficiency and network capacity through *SDH* transmission systems, and with Marconi Communications to strengthen the fiber optic network using the new "smartphotonix" systems, which are capable of significantly increasing the capacity of broadband networks and, hence, the traffic of the Company.
The followings products were also launched: "Hyperway", the new data service on dedicated networks characterized by the "pay per use" model and by a wide range of options that permit a high level of customization according to the individual requirements of corporate customers; "Full Business Government", a data solution package, with the "pay per use" formula, which enables the various departments of the Public Administration to distribute online information and value-added services, through the creation of dedicated portals.
During the first part of 2001, TIM signed agreements with: the banking group Credem, thus acquiring an important new partner in the sphere of e-banking solutions; the Local Health Authority and the San Raffaele Hospital in Milan to design "Medguard", the tele-medicine and tele-assistance service via *GSM*; Telegate Italia (the Seat group) for the launch of a new mobile phone service for receiving, through a call center, directory information about subscribers, commercial businesses and for direct connection to the number requested; Webraska, a global supplier of wireless services and navigation technologies, to enable its customers, wherever they are, to find the best route to their destination.
In January, IT Telecom, through Finsiel and Banksiel, launched a euro portal for the companies and organizations facing the changeover to the new European currency, thus acquiring the role of an information "link" between institutions and companies.

7.8 INTERNATIONAL DEVELOPMENT STRATEGIES

At the beginning of 2001, Telecom Italia signed an agreement with the American carrier Teleglobe to supply high-speed *IP* connectivity services over the next five years.
In March, the Company concluded an agreement for the sale of 30% of Mediterranean Nautilus S.A. to a company of the Fishman group, a leader in the media and telecommunications sectors in Israel. The agreement aims to develop the backbone in the Eastern Mediterranean.
On March 12, the share transfer (totaling 28.61%) was completed giving SIN control of Entel Chile.
In January, TIM signed a commercial agreement with the German operator, T-Mobil, based on reciprocal "privileged" roaming. Also in January, TIM signed agreements with Sony Computer Entertainment and with the operators KPN Mobile (the Netherlands) and NTT DoCoMo (Japan) to develop Internet services on the mobile network using *UMTS* technology.
In Brazil, in February, TIM was also awarded two *GSM* licenses for the areas of San Paolo and Brasilia, for a total cost of Lire 1,500 billion; in March, for approximately Lire 550 billion, it was awarded a third license for the northern, northwest and central southern regions, thus becoming the leading mobile telephony operator in the country.
On January, 2 Seat Pagine Gialle signed an agreement with RSL, minority interest of Telegate Holding, in order to purchase, in 2001, 48.63% of the share capital of the same company.
On February 15, 2001, Telecom Italia Group, in relation of the December 2000 memorandum agreement, purchased 100% of NetCreations Inc., U.S. company listed on the New York NASDAQ, leader in e-mail marketing services.
Always in February, Seat Pagine Gialle purchased 54.5% of the share capital of Consodata, a company listed on the Paris Nouveau Marchè and a leader in information marketing.

7.9 CORPORATE TRANSACTIONS

In order to more effectively respond to the demands of a competitive context now even encompassing the field of research, which is increasingly being viewed as a business opportunity, on March 1, 2001, Telecom Italia's "Venture Capital" unit, composed of the research and development activities of the Group, was conferred to CSELT, which then changed its name to Telecom Italia Lab.
Within the scope of the reorganization of the Information Technology business and its allocation to the "IT services" Business Unit, on March 1, 2001, Telesoft received, from Telecom Italia, the "Development" business segment which is devoted to developing information systems and creating applications software, with 619 employees and, from Finsiel, the "Telecommunications" business segment, with 234 employees.

7.10 TELECOM ITALIA DEBENTURES CONVERTIBLE INTO TIM OR SEAT SHARES

On January 23, 2001, the Board of Directors of Telecom Italia approved the issue of exchangeable 5-year debentures convertible into Tim or Seat shares for an amount of Euros 2 billion and with a green shoe option of Euros 500 million. The deal was announced on January 29.
The issue of the debentures by the underwriter Sogerim S.A. was concluded on March 15, 2001 and the conversion into Tim or Seat shares can begin as from June 1, 2001. The annual coupon is 1% and debenture holders are entitled to early redemption at the end of the third year of issue.

chapter 8 OTHER INFORMATION

8.1 LITIGATION

There follows a description of the main disputes in which the Telecom Italia Group was involved in 2000, and the developments in the first few months of 2001.

8.1.1 Sale of Cecchi Gori Communications to Seat Pagine Gialle

On August 7, 2000, Seat Pagine Gialle stipulated a contract for the purchase, from Fin.Ma.Vi. S.p.A., of Cecchi Gori Communications (CGC), which holds the concessions for the two TV channels TMC and TMC2. On August 8, the Antitrust Authority was informed of this fact by Seat. On November 9, the Antitrust Authority began an investigation of Seat and CGC, as it deemed the transaction susceptible of constituting or reinforcing a dominant position in the communications sector; the investigation ended positively for the Telecom Italia Group on January 23, 2001, with the authorization to proceed with the sale, albeit subject to certain conditions.
On September 12, 2000, the Communications Authority, the Regulator, also started an investigation into the transaction, pursuant to Italian Law No. 249/97, which ended on January 18, 2001 without authorizing the transaction. Telecom Italia and Seat filed an appeal to the Regional Administrative Court (TAR) of Lazio, asking for the suspension and nullification of the decision. On January 31, the TAR granted the request for a suspension and ordered the Regulator to re-examine the case. In February, the Regulator reaffirmed its negative ruling. Seat and Telecom Italia immediately filed an appeal to the TAR of Lazio against the new, unfavorable ruling; on March 7, the TAR, deciding on the case, permanently nullified the decision of the Regulator, thus effectively authorizing the transaction. The Regulator has said that it will appeal to the Council of State.
The Council of State is also hearing an appeal from Fin.Ma.Vi. against the first decision by the TAR, which now cannot proceed because of the aforementioned final decision by the TAR of Lazio. Furthermore, Fin.Ma.Vi. presented an urgent appeal to the Civil Court of Rome to declare the contract between the parties null and void; the appeal was rejected on March 12, 2001.

8.1.2 Pagine Italia – Telecom Italia/Seat Pagine Gialle

On July 27, the Antitrust Authority authorized the acquisition of Seat Pagine Gialle by Telecom Italia and the merger of Seat and Tin.it against, amongst other things, Telecom Italia's commitment to provide, from September 1, the eletronic database of telephone subscribers – free of charge to authorized subjects and against a fee to all others – and to

allow bidding for the collection of advertising in the "White Pages" telephone directory as from January 1, 2008.
However, on November 13, 2000, Pagine Italia appealed to the TAR of Lazio asking for the nullification upon suspension of the decision by the Antitrust. At the hearing on December 6, Pagine Italia asked the court to postpone suspension until the case is heard.
On March 22, 2000, Telecom and Seat had already been notified of the summons by Pagine Italia in which the Court of Appeals of Turin was asked to: i) nullify the contract giving Seat the concession for the exclusive collection of advertising in the White Pages since this violated fair trade practices; ii) declare the illegitimacy of the investment by Telecom Italia in Seat as the agreement is illegal and considered an abuse of a dominant position under the same law; iii) prohibit the continuation of such relations.
At the October 17, 2000 hearing, Telecom Italia and Seat raised some preliminary exceptions regarding inadmissibility; Pagine Italia, for its part, filed an urgent appeal, asking the Court of Appeals to forbid the continuation of the exclusive collection of advertising by Seat and to order Telecom Italia to arrange a bid for the collection of advertising in the official telephone directories, for each single local directory.
At the November 21 hearing, the Court of Appeal rejected the appeal presented by Pagine Italia, which filed an official complaint against the decision. The complaint was also rejected by court order of February 14, 2001. The case is adjourned to May 15, 2001.

8.1.3 Buy-back of Telecom Italia savings shares

The buy-back of Telecom Italia savings shares, resolved by the ordinary stockholders' meeting of January 14, 2000 ended on January 10, 2001. The buy-back program, begun with a tender offer from February 17 to March 17, 2000 and later continued with direct purchases on the stock market, was directed to the purchase of treasury stock not to exceed 10% of total capital, at the price of Euros 6.5 per share. The Company purchased a total of No. 112,998,070 shares (of which No. 1,793,820 were tendered under the purchase offer), equal to about 1.5% of share capital.
Elliott International L.P. and Liverpool Limited Partnership, mutual fund investment companies in the American group Elliott, recently filed a claim for damages against Olivetti and Telecom Italia, as well as the Chairman and Deputy Chairman of the latter company, for a total of Euros 18.9 million (Lire 36.6 billion). The claim is based on the alleged non-fulfillment of the commitments stated in the "Offer Document" relating to the take-over by Olivetti and Tecnost over Telecom Italia, and also the resolutions passed by the stockholders' meeting of January 14, 2000, especially in relation to the mandate to purchase treasury savings stock on the screen trading market, as set forth by applicable laws, subsequent to the end for the tender offer period.

* * *

The resolution passed by the stockholders' meeting of January 14, 2000, moreover, was contested in March 2000 by the stockholder, Alberto Reale, who pleaded that the resolution was null and void for the circumstance that a proposal was put to the stockholders' meeting that had been changed from the one deposited prior to the stockholders' meeting.
On March 6, 2001, the judge, after hearing the parties, exhausted all attempts to reconcile the parties. The next hearing is scheduled for July 4, 2001.

8.1.4 Universal service

Omnitel and Infostrada appealed to the TAR of Lazio against the ruling by the Regulator and against Telecom Italia to cancel Resolution No. 8/00/CIR regarding the "Application of the sharing mechanism for the net cost of the Universal Service for 1999" (on this subject, see also the section entitled "The regulatory framework ").
According to the aforementioned resolution, part of the cost, which is recognized as an "unfair burden" for Telecom Italia, the company which, by law, must provide the service, was divided between the companies presenting the appeal and TIM. While judgment is pending, the two companies did not pay their quotas (totaling Lire 18 billion) to the special fund set up by the Ministry of Communications, thus preventing the latter from paying the whole amount recognized to Telecom Italia towards the costs incurred in 1999 (Lire 52 billion).
At the hearing to decide on the request for the suspension of the ruling filed by Omnitel (January 24, 2001), the TAR fixed the date for the case on May 30, 2001 without commenting on the appeal.

8.1.5 Infostrada/Albacom - Telecom Italia: services with access in ADSL technology and RING services

On July 21, 1999, Infostrada accused Telecom Italia, before the Antitrust Authority, of marketing network access services for data transmission using *ADSL* technologies. As a consequence, Telecom Italia would derive an unfair advantage on the data and Internet services market for companies and Internet Service Providers, given the impossibility of its competitors to supply their customers with similar access services; according to Infostrada, this constitutes an unfair trade practice. The Antitrust Authority has therefore begun a preliminary investigation of Telecom Italia to evaluate whether, under the circumstances, this can be construed as an abuse of a dominant position.
In the meantime, under order of August 16, 2000 by the Court of Appeals in Rome, following an urgent appeal presented by Infostrada and Albacom, Telecom Italia is forbidden to "promote and/or offer and/or directly conclude contracts for RING services or their equivalent, under whatever name". After the appeal was upheld, Telecom Italia was prohibited from offering RING services for an indefinite period of time. The Company filed a complaint, which was rejected on February 13, 2001.

8.1.6 Full Business Company/permanent Virtual Channel

On December 6, 2000, Telecom Italia notified the Regulator that an appeal had been filed with the TAR of Lazio asking for the nullification upon suspension of the November 22, 2000 ruling whereby the Regulator suspended the offering known as "Full Business Company", and forbade the Company to continue to market or promote the said offering. The offering consists in the supply of telecommunications services based on access using *XDSL* technology (the so-called broadband technology): the competing operators are disputing the failure of the Company to apply the regulatory ruling by which any offering of such services to the public (*retail*) must always be accompanied by a corresponding and symmetrical *wholesale* offering to the competition.

In the meantime, the Regulator issued Resolution No. 15/00/CIR, establishing Telecom Italia's obligation to make a *wholesale* offering ("permanent virtual channel") for access to *XDSL* technologies to other operators. Telecom Italia challenged this resolution before the TAR of Lazio, asking for the annulment of some of the offering terms established by the Regulator. However, subsequently, the Regulator issued Resolution No. 4/01/CIR of February 22, 2001, definitively approving the contents of the *wholesale* offering and allowing to resume the marketing of the "Full Business Company" and "Ring" services to resume (with effect 30 days after the approval of Telecom Italia's *wholesale* offering).
Some other licensed operators contested this decision, asking that it should be suspended; the TAR of Lazio rejected the appeals on March 21, 2001.

8.1.7 Antitrust proceedings against TIM and Omnitel

With regard to the September 28, 1999 decision by the Antitrust Authority which ordered TIM and Omnitel to pay penalties – to be calculated on the basis of their respective revenues in 1998 – for their collusion in price-fixing agreements for fixed-to-mobile calls for the period 1995-1998, in December, the Council of State partially upheld the appeals filed by the companies. In fact, the Council cancelled the most serious of the three sanctions (equal to approximately Lire 62 billion), regarding alleged collusion in the price-fixing in 1998. The fine originally imposed on TIM for Lire 100 billion (paid on June 30, 2000 so as not to incur the risk of further legal sanctions) was thus reduced to Lire 38 billion.

8.1.8 Acquisition of the Telekom Srbija investment

In February 2001, the Attorney's General Office of Turin ordered the start of a preliminary investigation into the transaction involving the acquisition, by Telecom Italia, of 29% of the share capital of Telekom Srbija. Telecom Italia immediately made all the documentation and figures relating to the above-mentioned transaction available to the judicial authorities. On the basis of the tests and procedures performed, with the full cooperation of the responsible corporate functions, the audit firm and the statutory auditors have stated that no facts have emerged, at the present time, which could call into question the correctness of the statutory financial statements and consolidated financial statements of Telecom Italia at December 31, 1997, 1998 and 1999, also for the effects on the fiscal year ended December 31, 2000.

8.2 THE EURO

In 2000, Euro Project, the organizational department of the Telecom Italia Group devoted to the task of supervising and coordinating the changeover to the new currency, continued the actions initiated in 1999, both within and outside the Group.

In Telecom Italia, the Project outlined the steps to be taken in the final phase:

- upgrading of information systems by the third quarter of 2001;
- definition, creation and tests of contingency plans by December 2001;
- "Independent Verification & Validation" of the main corporate systems, carried out using suppliers, methods and tools other than those used during the changeover stage so as to identify eventual problems in time to make the necessary corrections.

The intranet website devoted to the euro, which can be consulted by all the companies in the Group, has been completely revised and transformed into a portal on the Single European Currency, and is continuously updated.

As far as activities with the world outside the company is concerned, the Euro Project implemented the following initiatives:

- the conclusion of the "Eurologo" campaign, promoted by the "Euro Committee" of the Ministry of Treasury, in which the Telecom Italia and TIM shops participated;
- the direct participation in the "Provincial Euro Committees" of nine of the most representative provinces in terms of the various economic and social conditions;
- the creation of courses about the new currency within the sphere of personnel training operating on SAP;
- participation, along with other prominent national companies (Alitalia, Agip Petroli, Banca di Roma, Enel), in the "Focus Group" on the new European currency promoted by the Gartner Group;
- the implementation, upon the specific request of Unioncamere, of five training sessions for future instructors (who will train other instructors) and businessmen in retail distribution in 50 areas of Italy.

8.3 PERFORMANCE OF TIN AND INTERBUSINESS INTERACTIVE SERVICES

As required by the Antitrust Authority, the accounting principles used to determine the economic values for Telecom Italia Net (TIN) and Interbusiness services are described below. These accounting principles have audited starting from the year 1996; in 2000, this examination will be performed by Pricewaterhouse Coopers S.p.A..

Notwithstanding the fact that Telecom Italia reorganized its Internet business by setting up the company Tin.it and later merging it with Seat Pagine Gialle, it was still required to prepare a separate statement of income for TIN up to the time it was contributed to Tin.it (May 1, 2000). Therefore, this section presents the results for TIN for the first four months of the year. The reorganization, on the other hand, had no effect on the presentation of separate accounting results for Interbusiness.

- *Revenues* are stated at market prices for competitive services and at rates established by law for services granted by license and are recorded on the accrual basis. In the case of services whose provision implies the use of dedicated access circuits by the final customers, the revenues also include the income from the leasing of such circuits (valued on the basis of the rates defined in the ministerial decrees), with the consequent recording of the same amount under costs.

- *Direct costs:*
  labor costs represent the cost of personnel who worked to provide such services; the cost includes salary and wages, social security costs, provisions for employee termination indemnities and other sundry costs recorded on the basis of the number of persons in the dedicated operating structures and using cost accounting standards;
  network utilization costs include the cost to use the regulated transport services (usually direct connections) and the cost for the use of the transport of products/services offered in a competitive environment; they are therefore valued, respectively, using the rates by law and the rates applied to all third-party customers, the same as that which occurs in the cost structure of the other carriers in the sector;
  other direct costs refer to direct costs (advertising, marketing, service connection, operations and maintenance, etc.) and indirect costs (corporate structure costs supporting the operating lines) valued using unambiguous cost accounting standards and applying specific allocation methods.

- *Depreciation* of fixed assets directly employed in providing the services in question are determined on the basis of the estimated useful lives of the assets of Telecom Italia. Goodwill is amortized on the straight-line method over five years.

- *Other provisions* refer to the allowance for doubtful receivables made during the year.

- *Other income and expense, net,* includes the losses on receivables.

1706

The economic results of the interactive services are reported as follows:

(in millions of lire)	TIN 2000 (*)	Interbusiness 2000
Revenues	69,928	234,683
Costs	(117,543)	(195,408)
Of which:		
Labor cost	(9,226)	(12,422)
Network utilization costs	(39,547)	(103,026)
Other costs	(68,770)	(79,960)
Gross operating profit	(47,615)	39,275
Depreciation and amortization	(12,232)	26,468
Other provisions	(9,202)	=
Other income and expense, net	(6,763)	=
Operating income	(75,812)	12,807

(*) First four months

In the first four months of 2000, **TIN** recorded strong commercial growth. The final number of subscribers was 2,807,000, an increase of 41% compared to the end of 1999.
Despite the marked increase in revenues, the operating income was again negative, although there was an improvement, in relative terms, compared to the entire year 1999. A contributory factor was the change in various items of cost deriving from the growth in operations. In particular, again in relative terms, though "network utilization costs" (the supply of infrastructures, expenses for Intelligent charges and toll-free numbers) were significantly lower, "labor costs" and "other costs" increased, especially the latter on account of advertising, sales and information systems expenses. Higher depreciation charges, instead, are due to the greater amount of assets used for the services. The "other provisions" include the provision to the allowance for doubtful receivables.
TIN's performance can therefore be particularly appreciated, since it was achieved in a scenario characterized by fierce competitiveness. In fact, during the first four months of the year, TIN continued to proceed with a huge campaign of communication and promotion begun in the previous year which has helped to make potential Internet customers more aware, thus stimulating the growth of the entire Internet market in Italy where the extension of the access network now allows the entire population to connect to the Internet with just one local call.
The offering by TIN, which has been confirmed as the market leader during the period, has been developed in terms of both connectivity (*dial-up*, *ADSL* and wireless) and services, through hosting offers, e-commerce solutions and portals for companies. The growing quality in the exploitation of services, has also sustained the increase in brand awareness, laying the foundations for an extension of the offering to other types of service, especially Web services for small and medium-size companies.

The 200 results by **Interbusiness** confirm and support the 1999 performance. The operating income was Lire 13 billion, more than triple that of the previous year, and is the result of the marketing success of the offering, which generated a 16% gain in revenues over 1999. The lower increase in total costs (+12%) comes from a significant increase in network operating costs and depreciation and amortization, a lower increase in labor costs and a reduction in other costs. In view of the low risk of uncollectable receivables, also in 2000, no provisions were made to the specific allowance account.

8.4 EQUITY INVESTMENTS HELD BY DIRECTORS AND STATUTORY AUDITORS

Pursuant to the rules issued by Consob under Resolution No. 11971 on May 14, 1999 for the introduction of Legislative Decree No. 58/1998, the following table presents the equity interests held by the directors and statutory auditors in the Company and its subsidiaries.

Name		Company		Number of shares held at end of prior year	Number of shares purchased	Number of shares sold	Number of shares held at the end of 2000
Board of Directors							
Roberto COLANINNO	(1)	Telecom Italia ord. shares		23,000	494,000	225,000	292,000
		Telecom Italia sav. shares		=	910,000	380,000	530,000
		TIM ord. shares		=	449,000	195,000	254,000
		TIM sav. shares		=	260,000	260,000	=
		Seat P.G. ord. shares		=	471,532	=	471,532
Antonio TESONE	(1)	TIM ord. shares		625	=	=	625
Sergio EREDE		=		=	=	=	=
Angelo BENESSIA		=		=	=	=	=
Peter A. COHEN		=		=	=	=	=
Salvatore DONATO		=		=	=	=	=
Paolo FERRO-LUZZI		=		=	=	=	=
Ettore LONATI	(2)	Telecom Italia ord. shares		109,250	2,250	111,500	=
		Telecom Italia sav. shares		7,500	109,000	10,500	106,000
		Seat P.G. ord. shares	(3)	950,500	=	257,224	1,724,324
		Seat P.G. sav. shares	(3)	975,000	50,000	1,025,000	=
		TIM ord. shares	(4)	105,500	156,250	111,750	150,000
		TIM sav. shares	(4)	500	85,500	86,000	=
Emilio GNUTTI	(1)	Telecom Italia		660,000	703,500	1,362,000	1,500
		Seat P.G. ord. shares	(5)	=	1,288,084	=	1,288,084
		Seat P.G. sav. shares	(5)	8,000	=	8,000	=
		TIM ord. shares		=	1,388,000	1,288,000	100,000
		TIM sav. shares		=	260,000	260,000	=
Jeffrey E. LIVINGSTON		=		=	=	=	=
Domenico Giovanni SINISCALCO		=		=	=	=	=
Joseph M. TUCCI		=		=	=	=	=
Gèrard WORMS		=		=	=	=	=
Enrico BONDI		=		=	=	=	=
Board of Statutory Auditors							
Paolo GERMANI		=		=	=	=	=
Mario BOIDI		=		=	=	=	=
Paolo GOLIA		=		=	=	=	=
Fabrizio QUARTA		=		=	=	=	=
Gianfranco ZANDA		=		=	=	=	=
Piero ADONNINO	(6)	Telecom Italia ord. shares		1,100	1,000	=	2,100
		Telecom Italia sav. shares		=	1,000	=	1,000
		Telecom Italia ord. shares	(1)	=	3,000	=	3,000
		Telecom Italia sav. shares	(1)	=	1,000	=	1,000
		Seat P.G. ord. shares		=	5,112	=	5,112
		Seat P.G. ord. shares	(1)	=	6,000	=	6,000
		TIM ord. shares		=	1,000	=	1,000
		TIM	(1)	=	1,000	=	1,000

(1) Shares not held directly.
(2) Shares held from May 15, 2001, beginning term of office.
(3) The purchases and sales take into account No. 1,025,000 Seat Pagine Gialle savings shares converted into ordinary shares.
(4) The purchases and sales take into account No. 50,000 TIM savings shares converted into ordinary shares.
(5) The purchases and sales take into account No. 8,000 Seat Pagine Gialle saving shares converted into ordinary shares.
(6) Shares held until July 2, 2000, date of the end of office.

1708

chapter 9

GLOSSARY

Access Charge
Charge paid by an operator owning a public TLC network for the use of another public TLC network.

ADSL
Asymmetric Digital Subscriber Loop. Technology that enables the transmission of broad bandwidth signals (2-8 Mbit/sec.) over the normal telephone's twisted pairwire.

ATM
Asynchronous Transfer Mode.Technique for the transfer of information for the integrated supply of data, voice and image services, based on a dynamic allocation of the transmission and switching resources.

Authority
Board entrusted with regulatory functions, legally distinct and functionally independent of the TLC organizations.

Backbone
The ridge of the network.

Band
Range of frequencies that can be transmitted by a channel. Term also used to indicate the range of frequencies occupied by a transmission.

BRA
Basic Rate Access. Basic access to the 144 Kbit/s ISDN network, composed of two telephone channels and one data access.

Call center
A company's customer service system to which calls are made by customers for commercial, technical and administrative request, and from which calls are made for telemarketing, market research activities, etc.

Call set up
The "call set up" model involves the application of a fixed initial charge to a communication regardless of its duration, plus a charge per second calculated on the actual communication time "t".

Channel
Part of a communication system that links a source to one or more destinations. Also called circuit, line, link or path. The term "channel rate" is used to indicate the maximum transmission rate that can be used on a given channel.

Contribution for TLC activities
Annual charge that TLC service providers are obliged to pay to the concession-issuing board, corresponding to an amount established by current law and calculated on all the gross income from the services under concession.

Carrier
Company that provides physical connections.

Carrier selection
Service that enables the customer to choose a *long distance* operator other than the pre-established service provider.

DECT
Digital European Cordless Telecommunications. Standard for cordless and wireless communications for voice and data transmission, for applications in the private and public sectors.

Dial-up
Direct link to Internet using modems or normal telephone and ISDN lines made possible by applications developed on the two protocols, SLIP (Serial line Internet protocol) and PPP (point-to-point protocol).

Easy access carrier selection
Method for selecting the long distance operator each time a call is made by means of a specific code that is input before the national or international telephone number.

E-mail
Electronic mail.

Equal access carrier selection (or carrier pre-selection)
Method for permanently selecting a different long distance operator from the one selected by the access operator, by means of a pre-selection process.

Flexible network
Network architecture for direct numerical circuits that, through advanced routing reconfiguration functions, enables excellent levels of reliability and optimization in the allocation of the plant engineering resources.

Frame Relay
International standard for data transfer services that ensures excellent performance in terms of transmission rate and low transit times.

Gateway
System providing an interface between the network and the services offered at national level with the rest of the world.

GSM
Global System for Mobile communications. Digital system for mobile radio connections developed at European level and operating on the 900 MHz. bandwidth.

HDSL
High bit-rate Digital Subscriber Line, is a system that augments the capacity of copper networks to provide connections at 2 Mbit/s, thus making it possible to reduce the time required to supply the service, thanks to being able to avoid resorting to signal re-generation equipment in the section between the exchange and the user.

Infomobility
A set of systems and services made available to private and business customers in the world of vehicle traffic to meet their safety and information needs.

Intelligent costing
Intelligent network services that enable customers to share the cost of the traffic in pre-arranged proportions between the caller and the called party (e.g. Toll-free and shared charges).

Intelligent network
Network architecture integrated with the telephone network which, thanks to interaction with centralized databases, enables advanced services to be implemented and made available.

IP (Internet Protocol)
This is the data transfer method (or protocol) used in Internet.

ISDN
Integrated Services Digital Network. A numerical integrated services network that enables multimedial communications (voice, data, animated text and images), accessible at a rate of 128 Kbit/sec (2 channels at 64 Kbit/sec - standard access) and 2 Mbit/sec (primary access).

The particular feature of the ISDN service is that it provides numerical user-to-user connectivity. The ISDN network incorporates functions that enable high-capacity and broadband multiple service accesses, evolving towards an integrated numerical network also in the broadband services.

Local loop unbundling
Lease of user connection (so-called "last mile").

Number portability
The opportunity to use one's own telephone number regardless of the operator chosen or the place of residence.

Open Network Provision (ONP)
Conditions for accessing and using the public providers' network and TLC services open to all users with the same technical and usage methods.

Portal
An Internet interface with the Web that has the aim of putting the company in touch with the outside world and being able to transmit its identity and role. It is created in such a way as to allow simple, rational access to the information, providing an overall view of the company.

POTS
Plain Ordinary Telephone Services. Telephone network made up of all the existing connections (operating, on stand-by and in service).

PRA
Primary Rate Access. Primary access to the 2 Mbit/s ISDN network, composed of 30 equivalent channels.

Price cap
System that regulates the charges applied by the dominant provider, imposing a maximum limit on the average global variation in the price of a set of services over a period of several years, but enabling the provider to define the price of each of these services.

Reseller
Traffic retailers who succeed, by exploiting the differences between the charges in different countries and the traffic volume-based discounts offered by the conventional providers, in offering their customers telephone services at competitive rates.

Roaming
Service that enables a GSM mobile radio user to automatically access a network other than his own.

SDH
Synchronous Digital Hierarchy. New hierarchy for the transmissive multiplexing of numerical signals.

SOCRATE
Sviluppo Ottico Coassiale Rete Accesso Telecom Italia. Network platform dedicated to the development of multimedial services (and CATV, in particular).

TACS
Total Access Communication System. Mobile radio network that makes connections with a standard analog technique.

UMTS
Universal Mobile Telecommunications System. Broadband transmission service that will become the universal mobile radio standard for high-speed communications. With UMTS (the so-called "third-generation mobile radio") the cell phone will become a multimedial terminal capable of receiving voice, data and animated images.

WAP

Wireless Application Protocol. Technology which allows access to Internet using mobile radio sets, even without the use of a computer. It works thanks to software which, inserted in special GSM terminals, makes information offered on Internet to the fixed network also available to the mobile network.

Wholesale

Intended for the new TLC operators ("intermediate" customers), this consists in a specific agreement for the supply of basic services that these intermediate customers do not provide on their own (a typical example is the carriage of international traffic).

XDSL

X - Digital Subscriber Loop. Initials summarizing various technologies (ADSL, HDSL, etc.) which allow the transmission of broadband signals on copper networks.



CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2000 OF TELECOM ITALIA GROUP AND TELECOM ITALIA

CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2000 OF TELECOM ITALIA GROUP

ASSETS (in billions of lire)

	12.31.2000			12.31.1999		
Receivables from stockholders for capital contributions						
Portion called in		=			=	
Portion not called in		3			3	
			3			3
Intangibles, fixed assets and long-term investments						
INTANGIBLE ASSETS						
Start-up and expansion costs		194			127	
Industrial patents and intellectual property rights		1,585			1,507	
Concessions, licenses, trademarks and similar rights		6,787			296	
Goodwill		133			8	
Consolidation difference		19,809			1,967	
Work in progress and advances to suppliers		1,626			755	
Other intangibles		918			639	
			31,052			5,299
FIXED ASSETS						
Land and buildings		5,706			9,823	
Plant and machinery		35,096			31,991	
Manufacturing and distribution equipment		152			240	
Other fixed assets		1,619			1,097	
Construction in progress and advances to suppliers		2,785			2,367	
			45,358			45,518
LONG-TERM INVESTMENTS						
Equity investments in:						
unconsolidated subsidiaries		41			235	
affiliated companies		13,939			11,510	
other companies		369			579	
		14,349			12,324	
Advances on future capital contributions		363			2	
Accounts receivable:	(•)			(•)		
affiliated companies		246			258	
other receivables	212	546		190	628	
	212	792		190	886	
Other securities		12			5	
Treasury stock (for an overall par value of Lire 105 billion at 12/31/2000)		1,281			=	
			16,797			13,217
Total intangibles, fixed assets and long-term investments			93,207			64,034
Current assets						
INVENTORIES						
Raw materials and supplies		40			189	
Work in progress and semifinished goods		26			134	
Contract work in process		905			1,217	
Finished goods and merchandise:						
finished goods	3			23		
merchandise	415	418		403	426	
Advances to suppliers		16			29	
			1,405			1,995
ACCOUNTS RECEIVABLE	(••)			(••)		
Trade accounts receivable	9	15,484		67	14,942	
Accounts receivable from unconsolidated subsidiaries		79			75	
Accounts receivable from affiliated companies		800			953	
Accounts receivable from parent companies		5			2	
Other receivables	944	6,641		582	3,093	
	953		23,009	649		19,065
SHORT-TERM FINANCIAL ASSETS	(••)			(••)		
Equity investments in unconsolidated subsidiaries		759			122	
Equity investments in affiliated companies		11			=	
Other equity investments		73			11	
Other securities		3,911			2,450	
Receivables for sales of securities		1			9	
	=		4,755	=		2,592
LIQUID ASSETS						
Bank and postal accounts		2,516			1,294	
Cash and valuables on hand		9			18	
			2,525			1,312
Total current assets			31,694			24,964
Accrued income and prepaid expenses						
Issue discounts and similar charges		3			3	
Accrued income and other prepaid expenses		1,947			177	
			1,950			180
TOTAL ASSETS			126,854			89,181

(•) Amounts due within one year (••) Amounts due beyond one year

1715

LIABILITIES AND STOCKHOLDERS' EQUITY (in billions of lire)

	12.31.2000			12.31.1999		
Stockholders' equity						
PARENT COMPANY INTEREST IN:						
Share capital		7,426			7,426	
Reserve for treasury stock		1,281			=	
Reserves and retained earnings		23,809			22,214	
Net income		3,927			3,364	
			36,443			33,004
MINORITY INTEREST IN:						
Share capital, reserves and retained earning		11,206			4,009	
Net income		1,782			1,301	
			12,988			5,310
			49,431			38,314
Reserves for risks and charges						
Reserve for pensions and similar obligation		30			=	
Reserve for taxes						
for taxes		307			309	
for deferred taxes		390			292	
		697			601	
Other reserves		2,698			1,405	
			3,425			2,006
Reserve for employee termination indemnities			2,554			2,896
Liabilities	(**)			(**)		
Debentures	3,229	3,512		1,578	1,906	
Due to banks	8,318	32,522		7,136	15,780	
Due to other lenders	2,454	3,270		1,276	1,738	
Advances		716			733	
Trade accounts payable	67	13,129		12	11,775	
Notes payable	97	97			=	
Accounts payable to unconsolidated subsidiaries		12			39	
Accounts payable to affiliated companies	980	2,463			1,156	
Accounts payable to parent companies		3			5	
Taxes payables	5	1,800		11	2,295	
Contributions to pension and social security institutions	1,260	1,808		1,376	1,855	
Other liabilities	1,130	9,755		13	6,960	
	17,540		69,087	11,402		44,242
Accrued expenses and deferred income			2,357			1,723
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			126,854			89,181

(**) Amounts due beyond one year

1716

(in billions of lire)

	12.31.2000			12.31.1999		
Guarantees provided						
Sureties						
on behalf of unconsolidated subsidiaries	39			87		
on behalf of affiliated companies	4,482			1,828		
on behalf of others	461			527		
		4,982			2,442	
Endorsements:						
on behalf of others		326			28	
Other guarantees:						
on behalf of unconsolidated subsidiaries	1					
on behalf of affiliated companies	134			64		
on behalf of others	232			23		
		367			87	
			5,675			2,557
Collateral provided						
For obligations of others		1			14	
For own obligations, not including liabilities		3			3	
			4			17
Purchases and sales commitments			9,492			1,666
Other memorandum accounts			454			7,820
TOTAL MEMORANDUM ACCOUNTS			15,625			12,060

(in billions of lire)

	2000			1999		
Production value						
Sales and service revenues			55,979			52,481
Changes in inventories of work in progress, semifinished and finished goods			54			(127)
Changes in inventory of contract work in process			487			341
Increases in capitalized internal construction costs			1,765			2,056
Other revenue and income:						
operating grants		39			39	
other		787			959	
			826			998
			59,111			55,749
Production cost						
Raw materials, supplies and merchandise			(3,893)			(4,354)
Semifinished and finished goods			(480)			(441)
Services			(16,252)			(14,289)
Use of property not owned			(1,546)			(1,363)
Personnel						
wages and salaries		(6,796)			(6,773)	
social security contributions		(2,183)			(2,155)	
termination indemnities		(469)			(487)	
other costs		(281)			(221)	
			(9,729)			(9,636)
Amortization, depreciation and writedowns						
amortization of intangible assets		(2,192)			(1,913)	
depreciation of fixed assets		(8,741)			(8,425)	
other writedowns of intangibles and fixed assets		(93)			(142)	
writedowns of receivables included in current assets and liquid assets		(924)			(702)	
			(11,950)			(11,182)
Changes in inventory of raw materials, supplies and merchandise			(4)			37
Provisions for risks			(231)			(155)
Other provisions			(74)			(40)
Miscellaneous operating costs			(1,773)			(1,870)
			(45,932)			(43,293)
Operating income			13,179			12,456
Financial income and expense						
Income from equity investments:						
dividends from unconsolidated subsidiaries		7			3	
dividends from affiliated companies		123			=	
dividends from other companies		137			112	
other income from equity investments		323			167	
			590			282
Other financial income from:						
accounts receivable included in long-term investments						
affiliated companies	18			6		
other	19			22		
		37			28	
securities, other than equity investments, included in long-term investments		1			3	
securities, other than equity investments, included in current assets		201			184	
other income						
interest and fees from unconsolidated subsidiaries	1			3		
interest and fees from affiliated companies	28			26		
interest and fees from others and miscellaneous income	778			547		
		807			576	
			1,046			791
Interest and other financial expense:						
interest and fees paid to unconsolidated subsidiaries		(1)			(1)	
interest and fees paid to affiliated companies		(64)			(1)	
interest and fees paid to others and miscellaneous expense		(2,471)			(1,704)	
			(2,536)			(1,706)
Total financial income and expense			(900)			(633)

1718

(CONTINUED) (in billions of lire)

	2000		1999		
Value adjustments to financial assets					
Upward adjustments of:					
equity investments		533			467
Writedowns of:					
equity investments	(2,517)			(1,562)	
long-term investments, other than equity investments			(36)		
securities, other than equity investments, included in current assets	(259)				
		(2,776)			(1,598)
Total value adjustments		(2,243)			(1,131)
Extraordinary income and expense					
Income:					
gains on disposals	2,219			50	
miscellaneous	457			230	
		2,676			280
Expense:					
losses on disposals	(23)			(21)	
prior years' taxes	(11)			(7)	
miscellaneous	(3,057)			(1,233)	
		(3,091)			(1,261)
Total extraordinary items		(415)			(981)
Income before taxes		9,621			9,711
Income taxes					
current taxes	(4,815)			(5,585)	
deferred taxes	903			539	
		(3,912)			(5,046)
Net income before minority interest		5,709			4,665
Minority interest		(1,782)			(1,301)
Net income		3,927			3,364

1719

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements at December 31, 2000 have been prepared in accordance with the provisions of the Italian Civil Code.
Following certain changes to some items of the consolidated financial statements, the consolidated financial statements at December 31, 1999 have been reclassified for purposes of a meaningful comparison.
The consolidated statement of cash flows, although presented in the Report on Operations, constitutes an integral part of these notes to consolidated financial statements pursuant to Article 29, Section 3 of Legislative Decree No. 127/1991.
The consolidated financial statements are also accompanied by the Report on the Group's operations together with the Report on the Parent Company.
The disclosure relating to the introduction of the euro conforms to Consob Communication No. 98083971 of October 26, 1998 and is presented in a specific paragraphs of these Notes and the Report on operations.
The scope and principles of consolidation, the summary of significant accounting policies, along with the composition and changes in the individual components of the consolidated financial statements are set out below.

SCOPE OF CONSOLIDATION

The scope of the consolidation at December 31, 2000 includes the Italian and foreign companies listed in Annex 5, in which the Parent Company Telecom Italia holds a majority of voting rights, and all other companies in which it exercises a dominant influence. The proportional method of consolidation, pursuant to Article 37 of Legislative Decree 127/1991, is used to consolidate the following companies controlled jointly with other stockholders at 50%:
- Nortel Inversora and Telecom Argentina group controlled by it (Nortel Inversora group);
- Viasat (through Seat Pagine Gialle) and the subsidiary Viasat Assistance;

The complete list of companies consolidated by the proportional method is given in Annex 6.

The following changes have taken place in the scope of consolidation since December 31, 1999:

a) added to the scope of consolidation (the balance sheets and the statements of income have been consolidated for the entire year):
   - *Nortel Inversora group:* following the acquisition, in 1999, of an additional stake (17.50%) in the holding company Nortel Inversora by Telecom Italia through Stet International Netherlands, with effect from January 1, 2000, Nortel Inversora and the Telecom Argentina group controlled by it, were consolidated on a proportional basis, insofar as they jointly controlled on a 50-50 basis with the France Telecom group;

1720

- *Centrosiel*: 47% owned by Banksiel in addition to a proxy of 4% authorized by Centrobanca to exercise voting rights at the stockholders' meetings;
- *Med-1 group*: following the purchase of the majority stake in the Israeli company Med-1, through the investments held by Stet International Netherlands (27.83%) and directly by Telecom Italia (23.17%), the following companies became subsidiaries: Med-1 Submarine Cables, Med-1 IC-1(1999), Med-1 Netherlands and Med-1 Italy;
- *Mediterranean Nautilus Ltd, Mediterranean Nautilus S.A., Latin American Nautilus Ltd, Latin American Nautilus S.A.*, established as part of the development of the Nautilus project;
- *TI Belgium, TI France, TI Germany, TI Switzerland, TI United Kingdom, Telecom Italia Netherlands,* established following the development of a pan-European network;
- *BBNED*, established in 2000 and entirely controlled by Stet International Netherlands;
- *IMMSI and TELIMM,* deriving, respectively, from the partial spin-offs of Sirti and Teleleasing;
- *Tele Payroll Services*, set up through the contribution of the business segment for the management of personnel administration services of the companies of the Group to the company Teleporti Italia S.p.A. in liquidation;
- *TI.IT - Telecom Italia Information Technology (IT Telecom):* set up as part of the reorganization of the information technologies sector, using the company Reseau S.r.l. in liquidation;
- *TI WEB*, established by Telecom Italia, which holds 99.97%, and to which the investment in Globo.com was transferred by Softe;
- *Tim International*, established by TIM;
- *Tim Perù*, established by Stet Mobile Holding;
- *Timnet.com*, established in June 2000 by Tele Nordeste Celular and Tele Celular Sul.

The following balance sheet and statement of income highlights are presented for the Nortel Inversora group at December 31, 2000, at 50%, for a more meaningful understanding of the effects on the results of operations and financial condition of Telecom Italia Group (in billions of lire):

	Nortel Inversora Group
Balance Sheet	
• Intangibles, fixed assets and long-term investments	5,928
• Current assets including accrued income and prepaid expenses	1,541
• Stockholders' equity	2,147
• Reserves for risks and charges	329
• Liabilities including accrued expenses and deferred income	4,993
Statement of income	
• Production value	3,672
• Production costs	2,946
• Operating income	726
• Investment and financial income (expense), net	- 302
• Extraordinary income (expense)	- 60
• Income taxes	- 215
• Net income, before minority interest	149

b) added to the scope of consolidation only the balance sheets have been consolidated as the companies were acquired during the last part of the year, because in the terms of approving Board of Director's report on operations, the economic results were not avaliable:
- *Seat Pagine Gialle group*;
- *Jet Multimedia group*;
- *Europe Explorer group*;
- *Mageos*;
- *Corporacion Digitel*;
- *Maxitel group*;
- *Eustema.*

The following balance sheet highlights are presented for the Seat Pagine Gialle group at December 31, 2000, for a more meaningful understanding of the effects on the financial condition of Telecom Italia Group (in billions of lire):

	Seat Pagine Gialle Group
Balance sheet	
• Intangibles, fixed assets and long-term investments	3,951
• Current assets including accrued income and prepaid expenses	3,810
• Stockholders' equity	3,358
• Reserves for risks and charges	241
• Liabilities including accrued expenses and deferred income	4,162

c) eliminated from the scope of consolidation:
- *Webegg,* following the dilution of share capital with the capital increase reserved for Olivetti. After this transaction, the company is held 50% by Olivetti, 30.20% by Finsiel and 19.80% by I.T. Telecom; the company has been valued using the equity method.
- *Finsiel Hellas,* put into liquidation in December 2000.
- *Optical Technologies Center*, sold to third parties;
- *Stet France,* non-operating company;
- *Tecnitel,* which, after the wind-up was revoked, changed its name to IM.SER, and after the contribution of the "Grandi Immobili" business segment by Telecom Italia, 60% of the company has been sold. In the 2000 financial statements, the company is valued using the equity method;
- *Teleleasing*, following the disposal of the controlling interest; the investment held by Saiat is now equal to 20% and the company has been valued using the equity method;

d) consolidated (only the statements of income have been consolidated since the companies were disposed of during the last part of the year):
- *Sirti group*;
- *Italtel group*;
- *U-Mobil*;
- *Bisiel.*

The following balance sheet highlights are presented for the Sirti group and the Italtel group at December 31, 1999, for a more meaningful understanding of the effects on the financial condition of Telecom Italia Group (in billions of lire):

1722

	Sirti Group	Italtel Group
Balance sheet		
• Intangibles, fixed assets and long-term investments	430	383
• Current assets including accrued income and prepaid expenses	1,748	2,223
• Stockholders' equity	955	800
• Reserves for risks and charges	223	429
• Liabilities including accrued expenses and deferred income	1,000	1,377

e) other changes in the scope of consolidation:

- *Comitsiel*, merged by incorporation in Banksiel, effective for accounting purposes (balance sheet and statement of income) on January 1, 2000;
- *Metis*, merged in Consiel, effective for accounting purposes (balance sheet and statement of income) on January 1, 2000.

As regards some recently acquired foreign holdings operating in the "new economy", no writedowns were effected notwithstanding the fall in the market values of this sector. This was decided in consideration of the prospects for business in the medium and long-term which are deemed unchanged and also on account of the industrial – and thus strategic – nature of such investments in relation to the competitive positioning of the Telecom Italia Group in the reference markets. Nevertheless, in view of the rapid evolution of the sector, these holdings were will be continually and carefully monitored.

The end of December 2000 marked the conclusion of the reorganization of the international telecommunications sector, with the acquisition of 100% of Stet Mobile Holding by TIM and the acquisition of 100% of Stet International Netherlands by Telecom Italia, which also received 1.94% of TIM ordinary shares, with a share capital increase reserved for the Parent Company. The Parent Company interest, therefore, does not take into account the reduction of the stake in Stet Mobile Holding or the concurrent increase of the holding in TIM.

Annexes 7 and 8 list those subsidiaries excluded from consolidation for the following reasons: their inclusion would not have been material for purposes of a true and fair representation of the consolidated financial statements and/or because they were not operational or in liquidation and/or are involved in business areas markedly different to those of the other companies in the Group.

At December 31, 2000, Telecom Italia's subsidiaries and affiliates listed in Annexes 5 to 8, were categorized as follows:

	Subsidiaries			Affiliates			Total
	Italy	Abroad	Total	Italy	Abroad	Total	
Companies:							
• consolidated on the line-by-line method	81	155	236	=	=	=	236
• consolidated on the proportional method	=	=	=	2	8	10	10
• valued by the equity method	2	7	9	34	28	62	71
• valued at cost	30	17	47	27	11	38	85
Total companies	113	179	292	63	47	110	402

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The data for consolidation purposes have been taken from the financial statements at December 31, 2000 of each consolidated company, approved by the respective boards, and adjusted where necessary to conform to the accounting principles adopted by the Parent Company Telecom Italia.

The financial statements expressed in foreign currency have been translated into Italian lire by applying the average exchange rate for the year to the individual items of the statement of income and the year-end exchange rate to the items of the balance sheet.

The difference arising from the translation of beginning stockholders' equity and the net income for the year at the year-end exchange rate is recorded in the reserves under consolidated stockholders' equity.

The exchange rates used in translation are listed in the "other information" section of the notes.

All subsidiaries included in the scope of consolidation have been consolidated using the line-by-line method, which can be summarized as follows:

a. assumption of the total amount of assets, liabilities, revenues and expenses, regardless of the interest held, separately showing the minority interest in stockholders' equity and net income;
b. the difference arising from the elimination of the carrying value of an investment in a company included in the scope of consolidation against the underlying share of the stockholders' equity at the date of acquisition is allocated, where possible, to the assets and liabilities of the company. Any residual amount is treated as follows:
   - if positive, it is recorded in "consolidation difference" under "intangible assets" and is amortized on the straight-line method over the estimated time required to recover the amount and, in any case, not more than a period of 15 years;
   - if negative, it is recorded in stockholders' equity as "consolidation reserve", or, when the amount is due to expectations of unfavorable financial results, to "consolidation reserve for future risks and charges";
c. elimination of receivables and payables, as well as expenses and revenues among consolidated companies;
d. elimination of profit included in fixed assets and intangible assets which stem from intraGroup purchases of goods and services at market prices. The portion of intraGroup revenues referring to the above goods and services has been reclassified, net of intraGroup profit, to the item "increase in capitalized internal construction costs".

The following have been eliminated:

1. capital gains on the transfer of fixed assets among consolidated companies;
2. profit, if significant, on transactions among consolidated companies involving the sale of goods remaining in inventory which have not been realized with third parties;
3. writedowns and reinstatements of value for long-term investments in consolidated companies, as well as intraGroup dividends.

Provisions and value adjustments made by individual consolidated companies exclusively for the purpose of securing tax benefits allowed by law, such as accelerated depreciation and transfers to the reserves for operating grants, have also been eliminated from the consolidated financial statements.

The consolidation of investments on a proportional basis was effected by including the individual items of assets, liabilities, costs and revenues of the companies jointly

1724

controlled, in proportion to the percentage of ordinary shares held. The consolidated financial statements therefore present the portion of receivables, payables, costs and revenues of the companies consolidated on a line-by-line basis not eliminated against the underlying share of the companies consolidated on a proportional basis.
The value of investments consolidated proportionally has been eliminated against the corresponding share of the net equity of the investments consolidated proportionally; the minority interest in the stockholders' equity will include any proportional share of the net equity in the event of the consolidation of a group.

ACCOUNTING PRINCIPLES

The accounting principles adopted in preparing the consolidated financial statements at December 31, 2000 conform to the law and have been applied on a basis consistent with the prior year, with the exception of the accounting treatment for finance leases.

The accounting principles are set out below:

Intangible assets

Intangible assets are recorded at acquisition or production cost and are amortized systematically over their estimated period of benefit.
When full recovery of the investments is not expected, appropriate writedowns are made.

Fixed assets

Fixed assets are recorded at acquisition or production cost and depreciated on the straight-line method at rates determined on the basis of their estimated remaining useful life. They include inflation adjustments made on the basis of the laws.
For assets whose value is permanently below the historical cost, net of their accumulated depreciation, the appropriate writedowns are made. Such lower value will be reversed in subsequent years if the underlying assumptions are no longer correct.
Construction in progress is stated at the amount of direct costs incurred.

Equity investments

Equity investments considered long-term in nature are recorded in long-term investments or, if acquired for subsequent sale, recorded in short-term financial assets.
Long-term equity investments in unconsolidated companies are valued by the equity method; positive differences arising upon acquisition, between the carrying value of the investments in said companies and the underlying share of net equity at current values, are included in the value of the investments and amortized on the straight-line method over their expected period of recoverability and, in any case, for a period not exceeding 15 years. Such amortization is charged to the statement of income among "value adjustments to financial assets" in (writedowns of investments).
Other long-term investments in unconsolidated subsidiaries are recorded at acquisition or subscription cost, adjusted for any reasonable expectations of a decline in profitability or recoverability in future years.

1725

For long-term investments in companies operating at a loss, the value of the investments is written down to an amount equal to the corresponding share of the underlying net equity, if lower, as shown by the latest financial statements of the respective companies. Losses exceeding the corresponding carrying values are recorded among "*reserves for risks and charges*".

Contracts for the loan of securities are represented in the financial statements as two functionally related transactions: a loan and a repurchase transaction on the securities with the obligation of the borrower to resell them at maturity. Accordingly, "Other receivables" and Other liabilities" include, respectively, a receivable and a payable of the same amount at the fixed amount of the contract (market price of stock at the date of delivery of the securities).

Investments included under current assets, consisting mainly of shares of consolidated listed companies purchased for trading purposes, are stated at the lower of cost and realizable value, based on the year-end stock market prices.

Writedowns of investments, whether included in long-term investments or current assets, will be reversed in subsequent years if the underlying assumptions are no longer correct.

Other securities (other than equity investments)

Securities that the company intends to hold to maturity are included among long-term investments; those bought for trading purposes are listed under short-term financial assets.

Securities held as long-term investments are valued at cost, adjusted for the portion of the difference for the year between the cost and the redemption value.

Securities included in current assets are valued at the lower of cost, adjusted for the portion of issue differences and realizable value based on market.

Writedowns of securities will be reversed in subsequent years, if the underlying assumptions are no longer correct.

Securities acquired under repurchase agreements, for which the obligation exists to resell them at maturity, are included at purchase cost in receivables under current assets. The difference between the sales price and the purchase price is allocated to income as it accrues with a contra-entry to accrued income/expense in the balance sheet.

Inventories

Inventories are valued at the lower of purchase or production cost and market.

The methods mainly used in computing cost are the following:

- raw materials and finished goods: LIFO with annual adjustments;
- merchandise: weighted average;
- work in progress and semifinished goods: production cost;
- contract work in process:
  - contracts covering less than 12 months: industrial cost;
  - contracts covering more than one year: at estimated revenues using the percentage of completion method.

In determining the value of contract work in process, anticipated losses upon completion and any other risks are also taken into account. Inventories of raw materials, finished goods and merchandise which exceed foreseeable manufacturing requirements or have become obsolete are written down their estimated realizable value.

Accounts receivable and liabilities

Receivables are stated at the estimated realizable value and classified under long-term investments or current assets. Liabilities are shown at their nominal value.
Accounts receivable and liabilities in foreign currency, based on the concept of prudence, are recorded at the year-end exchange rates. The positive and negative differences between the balance of accounts receivable and liabilities converted at year-end exchange rates and their balance at the original exchange rates are recorded in the statement of income, respectively, in *"financial income"* and *"financial expense"*.

Accruals and deferrals

These items are recorded on the accrual basis.

Reserves for risks and charges

For taxes: this reserve includes prudent provisions for estimated tax charges (including any surtaxes and late payment interest) on positions not yet agreed or in dispute.
For deferred taxes: this reserve includes deferred taxes calculated on the timing differences of the individual consolidated companies between the value attributed to assets and liabilities for statutory purposes and the value attributed to the same assets and liabilities for tax purposes, as well as those generated by consolidation adjustments. Deferred tax assets are recorded among *"other receivables"* in current assets.
Deferred tax assets and deferred tax liabilities are set off, whenever the assumptions for doing so exist.
Deferred taxes on reserves on which taxation has been suspended, regarding consolidated companies or companies valued by the equity method, are recorded when such reserves are expected to be distributed or otherwise used and their distribution or utilization will give rise to tax charges.
The tax benefit of tax loss carryforwards is recorded whenever there is reasonable expectation of realization.
"Other reserves" relate primarily to provisions to cover charges of certain or likely existence whose amount or date of occurrence could, however, not be determined at the end of the year. The provisions reflect the best possible estimate, based on the commitments made and on the available data.

Reserve for employee termination indemnities

The amount of this reserve is determined in accordance with current laws and collective bargaining agreements and includes the liability matured at the end of the year in favor for all personnel employed by the Italian consolidated companies. The item *other receivables*, under long-term investments, includes the receivable stemming from the advance payment of tax on the reserve for employee termination indemnities (Law 662/96).

Employee benefit obligations under Law No. 58/1992

Employee benefit obligations, as required by Law No. 58/1992, are accounted for on a cash basis, as described in the notes to financial statements of the Parent Company Telecom Italia. The remaining liability for such obligations, payable in fifteen annual installments

on the basis of the statement updated to December 31, 2000 by the National Social Security Institute (INPS) and according to its interpretation, amounts to Lire 2,923 billion, divided as follows:

a) Lire 1,911 billion for the principal amount (except for the portion attributable to former Iritel employees);
b) Lire 1,012 billion in accrued interest.

As regards pre-amortization interest and the related accrued interest, as described in the notes of the Parent Company, in compliance with the sentence handed down by the Court of Appeals, No. 4242 of April 5, 2000, payment of the above-described interest and accrued interest related thereto (for a residual amount of Lire 789 billion) has been suspended as from June 2000.
The consolidated financial statements also include Lire 1,377 billion due to INPS, relating to the estimate for the employees of the former State Company for Telephone Services (ASST) made by the special Ministerial Commission established under Law No. 58/1992, upon the contribution of the assets of the Post and Telecommunications Administration to Iritel.
The employee benefit obligations to guarantee uniform insurance status recorded in the consolidated statement of income for the year 2000 (under *extraordinary expense*) amount to Lire 297 billion inclusive of accrued and pre-amortization interest.

Grants

Operating grants (directly credited to the statement of income) and capital grants or grants for installations are recorded in the accounting period in which the paperwork documenting the grants is received, or in the period in which the respective costs are incurred, provided that the certainty of payment is confirmed by established procedures. Specifically, capital grants are recorded in deferred income and recognized in future years in the statement of income in relation to the amount of depreciation taken on the underlying assets to which the grants refer.

Revenues and expenses

Revenues and expenses are recorded on an accrual basis and recognized in the consolidated statement of income as follows.

a. *telecommunications services*: in the year in which the services are rendered; in particular traffic revenues are shown gross of the amounts due to other carriers which are recorded, for the same amount, in production cost;
b. *information technology and innovative network services, other activities*: to the extent to which the connected services were rendered during the fiscal year.

Leased assets

Since Teleleasing is no longer in the scope of consolidation, assets covered by finance lease contracts with a purchase option are recorded in fixed assets and depreciated from the date of the lease contract using rates consistent with those used for similarly owned assets. At the same time, a liability is recorded for the same amount, adjusted by the principal lease payments. The statement of income is charged for the financial expenses for the period and the depreciation charge on the assets acquired in leasing.

Memorandum accounts

Starting from these financial statements, the manner of accounting for and presenting memorandum accounts has been changed. In particular:
- guarantees provided are presented net of counter-guarantees received;
- financial derivative contracts are only presented in the notes.

Collateral and guarantees provided – essentially relating to sureties – are recorded for an amount equal to the guarantee provided; those in foreign currencies are translated at year-end exchange rates.
Purchases and sales commitments are determined on the basis of the unperformed portion of contracts outstanding at the end of the fiscal year which do not fall under the normal "operating cycle".
Other memorandum accounts mainly refer to assets of third parties at consolidated subsidiaries.

Financial derivatives

Financial derivative contracts are used by the Group to hedge exposure to interest rate and currency exchange risks.
Interest rate swaps involve the exchange of flows of interest between the counterparts calculated on the notional amount of reference at the agreed fixed or variable rates at the specified maturity date: normally the differential between the two interest rates is paid or received.
Cross currency and interest rate swaps are used both to hedge interest rate risk and exchange risk on loans denominated in foreign currency: they make it possible to covert the notional amount in foreign currency to the domestic currency and also to convert from a variable rate to a fixed rate.
The interest paid or received or the differential paid or received is recorded in the statement of income in specific accounts under financial income and expense. Moreover, related accruals are made at the year-end or interim closings with a counter-entry to "accrued income and prepaid expenses or accrued expenses and deferred income".

CONSOLIDATED BALANCE SHEETS

ASSETS

Intangibles, fixed assets and long-term investments

Intangible assets ***Lire 31,052 billion***
(Lire 5,299 billion at December 31, 1999)

Intangible assets increased by Lire 25,753 billion compared to the end of 1999. A breakdown of the composition and the changes in this account are provided below:

(in billions of lire)	12.31.1999	Additions	Amortization	Change in scope of consolidation	Other changes	12.31.2000
Start-up and expansion costs	127	90	(44)	40	(19)	194
Industrial patents and intellectual property rights	1,507	647	(1,455)	37	849	1,585
Concessions, licenses, trademarks and similar rights	296	5,098	(91)	1,505	(21)	6,787
Goodwill	8		(6)	129	2	133
Consolidation difference	1,967	17,637	(349)	568	(14)	19,809
Work in progress and advances to suppliers	755	1,634		10	(773)	1,626
Other intangibles	639	296	(247)	357	(127)	918
Totale	5,299	25,402	(2,192)	2,646	(103)	31,052

Other changes include Lire 70 billion of write-downs, of which Lire 38 billion are for writedowns of the software projects of the Parent Company that will be abandoned during 2001.

- *Start-up and expansion costs* refer primarily to registration fees paid when consolidated companies are established or when their capital is increased.

- *Industrial patents and intellectual property rights* consist mainly of applications software either owned outright or acquired under a license for an unspecified period of time.

- *Concessions, licenses, trademarks and similar rights* increased by Lire 6,491 billion mainly as a result the acquisition of the UMTS license by TIM in Italy (Lire 4,680 billion), in addition to the value, net of amortization, of the mobile telephony licenses of Maxitel (Lire 1,055 billion), Telecom Argentina (Lire 368 billion) and TIM Perù (Lire 366 billion).

- The *consolidation difference* increased by Lire 17,842 billion since the end of 1999, mainly due to the purchase of the controlling interest in Seat Pagine Gialle (Lire 12,736 billion), and the increase for the investment in TIM (Lire 1,525 billion), both of which are net of the amortization charge for the year. The balance also includes the residual value of the difference between the cost incurred for the acquisition of the Jet Multimedia group and Europe Explorer (Lire 1,381 billion), Digitel (Lire 700 billion), Maxitel (Lire 646 billion), TDL Infomedia (Lire 595 billion), Tele Celular Sul

1730

Participacoes (Lire 506 billion) and Tele Nordeste Celular Participacoes (Lire 503 billion) and their underlying stockholders' equity at their acquisition date. It also includes Lire 1,044 billion relating to the companies in the Seat Pagine Gialle group.

- *Work in progress and advances to suppliers* increased by Lire 871 billion, compared to December 31, 1999, and represent the difference between the capitalization of costs incurred by the Parent Company for software development projects in progress and the projects which came into use during the year.

- *Other intangibles,* totaling Lire 918 billion (Lire 639 billion at December 31, 1999), include Lire 506 billion (Lire 357 billion at December 31, 1999) of leasehold improvements.

Fixed assets ***Lire 45,358 billion***
(Lire 45,518 billion at December 31, 1999)

Fixed assets decreased by Lire 160 billion compared to the end of 1999. They are shown net of depreciation and writedowns and have been adjusted to eliminate intraGroup profits generated by purchases of internally produced goods and services. An analysis of fixed assets at December 31, 2000 is provided in the following table:

(in billions of lire)							12.31.2000	12.31.1999
	Owned assets			Leased assets			Net book value	Net book value
	Gross value	Accumulated depreciation	Total	Gross value	Accumulated depreciation	Total	Total	
Land and buildings	7,618	2,774	4,844	1,027	165	862	5,706	9,823
Plant and machinery	109,738	74,726	35,012	139	55	84	35,096	31,991
Manufacturing and distribution equipment	1,935	1,783	152	3	3	=	152	240
Other fixed assets	4,233	2,719	1,514	151	46	105	1,619	1,097
Construction in progress and advances to suppliers	2,633		2,633	152		152	2,785	2,367
Total	126,157	82,002	44,155	1,472	269	1,203	45,358	45,518

The gross value of owned assets is composed as follows:

(in billions of lire)	Cost	Upward adjustments	Write-downs	Gross value
Land and buildings	6,503	1,119	4	7,618
Plant and machinery	110,028	1,596	1,886	109,738
Manufacturing and distribution equipment	1,930	5	=	1,935
Other fixed assets	4,220	14	1	4,233
Construction in progress and advances to suppliers	2,628	11	6	2,633
Total	125,309	2,745	1,897	126,157

Seat Pagine Gialle revalued its industrial buildings pursuant to Law No. 342 of November 21, 2000 for a total amount of Lire 29 billion.
Accumulated depreciation covered 65.9% of gross fixed assets, compared to 64.1% at the end of last year.

A summary of the changes in fixed assets during the year is shown in the following table:

(in billions of lire)	2000	1999
At January 1	45,518	45,665
• Additions	7,530	7,503
• Disposals	(199)	(330)
• Sale of "Grandi Immobili" business segment	(4,632)	=
• Depreciation for the year	(8,741)	(8,425)
• Writedowns	(22)	(138)
• Change in the scope of consolidation	5,766	1,513
• Other	138	(270)
At December 31	45,358	45,518

Additions for the year amounted to Lire 7,530 billion (Lire 7,503 billion in 1999), including a total of Lire 1,139 billion in Southern Italy (Lire 1,391 billion in 1999). A breakdown by sector is provided below:

(in billions of lire)	2000	1999
Wireline telecommunications Italy	3,675	4,574
Mobile telecommunications Italy	1,668	1,582
Satellite telecommunications	57	56
International telecommunications	1,974	955
Information technology activities	232	73
Manufacturing activities	34	46
Installation activities	27	58
	7,667	7,344
Other activities and intraGroup eliminations	(137)	159
Total	7,530	7,503

Additions in 2000 are in line with those of the prior year mainly on account of a reduction in investments by the Parent Company that were offset by higher investments by the mobile telephony companies and the consolidation of the Nortel Inversora group (Lire 937 billion).

Long-term investments — ***Lire 16,797 billion***

(Lire 13,217 billion at December 31, 1999)

Long-term investments, which increased by Lire 3,580 billion from December 31, 1999, include the following:

(in billions of lire)	12.31.2000	12.31.1999
Equity investments in:		
• unconsolidated subsidiaries	41	235
• affiliated companies	13,939	11,510
• other companies	369	579
	14,349	12,324
Advances on future capital contributions	363	2
	14,712	12,326
Accounts receivable:		
• affiliated companies	246	258
• other receivables	546	628
	792	886
Other securities	12	5
Treasury stock	1,281	=
Total	16,797	13,217

1732

Equity investments in affiliated companies, amounting to Lire 13,939 billion, increased by Lire 2,429 billion from December 31, 1999 chiefly due to the purchase of the investment in GLB Servicos Interativos, the Internet company of Globo Organizações (30%, for an equivalent amount of Lire 1,686 billion) and the formation of the company IS TIM (Lire 594 billion) which won the third GSM 1800 license in Turkey.

Equity investments in affiliated companies refer to the following:

(in billions of lire)	12.31.2000
Telekom Austria	3,523
GLB Servicos Interactivos	1,566
Mobilkom Austria	1,135
Etec S.A.	1,043
Auna (formerly Retevision)	986
Solpart Participacoes	893
Entel Chile	733
IS TIM	684
Astrolink	507
Eutelsat	419
IM.SER	395
Telekom Srbija	378
BDT	333
Netco Redes	261
Cecchi Gori Communications	229
Italtel Holding	204
Stream	194
Mondus	110
Other	346
Total	13,939

The total of the investments valued by the equity method included the unamortized portion (Lire 5,645 billion, against Lire 4,815 billion at December 31, 1999) of the excess of book values over the corresponding share of the underlying stockholders' equity at the time of purchase. The excess refers to Telekom Austria (Lire 1,891 billion), GLB Servicos Interativos (Lire 1,521 billion), Mobilkom Austria (Lire 593 billion), AUNA (Lire 543 billion), Entel Chile (Lire 313 billion), Bouygues Decaux Telecom (Lire 257 billion), Netco Redes (Lire 218 billion), Etec S.A. (Lire 216 billion), and other minor investments. As regards Telekom Srbija, the investment in this company was reduced to the underlying share of net equity in view of the devaluation of the Serbian dinar against the German mark, and also on account of the loss for the year.

A list of the companies valued by the equity method is provided in Annex 7; equity investments in unconsolidated subsidiaries and affiliates are listed in Annex 8.

Accounts receivable from affiliated companies, amounting to Lire 246 billion, refer to loans made to foreign affiliates, in particular, to BDT (Lire 198 billion) and Golden Lines (Lire 24 billion).

Other receivables, amounting to Lire 546 billion, included the revalued amount of the tax receivable from the prepayment of the tax on the reserve for employee severance indemnities (Lire 261 billion), loans to employees (Lire 124 billion), loans to other companies, security deposits and capital contributions to the Chinese joint venture, Jilin Huatai Communications (Lire 21 billion).

Other securities amounted to Lire 12 billion and increased by Lire 7 billion from December 31, 1999 mainly due to in the inclusion of the Nortel Inversora group in the scope of consolidation.

Treasury stock, of Lire 1,281 billion, refers to No. 104,978,070 savings shares bought back by the Parent Company.

Current Assets

Inventories **_Lire 1,405 billion_**

(Lire 1,995 billion at December 31, 1999)

Inventories include the following:

(in billions of lire)	12.31.2000	12.31.1999
Raw materials and supplies	40	189
Merchandise	415	403
	455	592
Work in progress and semifinished goods	26	134
Finished goods	3	23
	29	157
Contract work in process	905	1,217
Advances to suppliers	16	29
	921	1,246
Total	1,405	1,995

Inventories are held by companies providing telecommunications services for Lire 878 billion (Lire 844 billion at December 31, 1999) and companies providing information technology services for Lire 420 billion (Lire 303 billion at December 31, 1999).
The reduction in inventories of Lire 590 billion can mainly be ascribed to the exclusion of the manufacturing and installations companies from the scope of consolidation.
Raw materials and supplies and work in progress and semifinished goods are substantially in line with current costs.

1734

Accounts receivable ***Lire 23,009 billion***
(Lire 19,065 billion at December 31, 1999)

A breakdown of accounts receivable, which increased by Lire 3,935 billion, is provided below:

(in billions of lire)	12.31.2000	12.31.1999
Trade accounts receivable	16,917	16,239
• allowance for doubtful accounts	(1,433)	(1,297)
Total trade accounts receivable	15,484	14,942
Accounts receivable from unconsolidated subsidiaries	79	75
Accounts receivable from affiliated companies	800	953
Accounts receivable from parent companies	5	2
Other receivables	6,641	3,093
Total	23,009	19,065

In particular:

- Gross *trade accounts receivable* totaled Lire 16,917 billion and consist, for the most part, of receivables for telecommunications services. Receivables have been adjusted to estimated realizable value by writedowns and they, too, refer mostly to telecommunications companies. Accounts receivable also include Lire 2,067 billion of receivables from other telecommunications carriers and Lire 250 billion of services to be performed by Seat Pagine Gialle representing the advertising commitments assumed and invoiced by the company for directories that will be published in 2001.
- *Accounts receivable from unconsolidated subsidiaries,* which totaled Lire 79 billion, include loans and trade receivables from subsidiary consortium companies.
- *Accounts receivable from affiliated companies* amounted to Lire 800 billion, a decrease of Lire 153 billion. They refer to financial receivables for Lire 283 billion, and trade and other receivables for Lire 517 billion. Financial receivables mainly refer to Stream (Lire 106 billion), Cecchi Gori Communication (Lire 75 billion) and Telekom Srbija (Lire 41 billion); while trade and other receivables chiefly refer to Telekom Srbija (Lire 127 billion), Auna (Lire 93 billion), Golden Lines (Lire 49 billion), Stream (Lire 45 billion) and other foreign companies.
- *Other receivables* of Lire 6,641 billion (Lire 3,093 billion at December 31, 1999), included the following:
  - financial receivables of Lire 1,810 billion (Lire 58 billion at December 31, 1999), which increased almost entirely on account of the transaction for the loan of securities by the Parent Company, covered by the specific guarantee contracts;
  - other receivables totaling Lire 4,831 billion (Lire 3,035 billion at December 31, 1999), which refer to the following:



(in billions of lire)	12.31.2000	12.31.1999
Government and other public entities for subsidies and grants	82	112
Customer payments in transit	362	532
Due from the Tax Administration	1,116	442
Deferred tax assets	1,928	940
Employees	152	144
Other receivables from the Government, other public entities and items in transit	1,191	865
Total	4,831	3,035

During 2000, TIM assigned trade accounts receivable to factoring companies for Lire 6,203 billion (without recourse within the pre-established limits of the receivables from dealers with collection at the due date). At December 31, 2000, receivables sold and not yet due amounted to Lire 510 billion.
The Parent Company, Telecom Italia, assigned receivables without recourse, not due on December 31, 2000, to factoring companies for a total of Lire 400 billion, with a loss on the sale of Lire 5 billion.

Net deferred tax assets are composed as follows:

(in billions of lire)	12.31.2000	12.31.1999
Deferred tax assets	1,928	940
Reserve for deferred taxes	(390)	(292)
Total	1,538	648

Deferred tax assets mainly refer to the writedowns of receivables and software and the reserves for risks and charges; deferred tax liabilities mainly originated from gains.
The increase in the net tax asset balance is principally due to lower deferred taxes of the Parent Company following the reclassification of the "Reserve for accelerated depreciation", pursuant to the application of art. 14 of Law No. 342/2000.
No deferred tax assets have been set aside because of uncertainty over their recoverability against future taxable profits. In particular, tax loss carryforwards, which have not been considered in the determination of deferred tax assets, amount to some Lire 5,000 billion, of which about Lire 2,600 billion can be utilized under the known circumstances.

Short-term financial assets — ***Lire 4,755 billion***
(Lire 2,592 billion at December 31, 1999)

This item, which increased by Lire 2,163 billion compared to December 31, 1999, includes the following:

(in billions of lire)	12.31.2000	12.31.1999
Equity investments in unconsolidated subsidiaries	759	122
Equity investments in affiliated companies	11	=
Other equity investments	73	11
Other securities	3,911	2,450
Receivables for sale of securities	1	9
Total	4,755	2,592

Equity investments refer mainly to listed shares of Group companies purchased by Telecom Italia for trading. The carrying value at the end of the year approximates market value.

Other securities, which consist almost entirely of government securities and bonds, rose by Lire 1,461 billion compared to December 31, 1999 mainly as a result of the consolidation of Maxitel (Lire 527 billion), Telecom Argentina (Lire 331 billion) and due to the increase in marketable securities held by Softe and Sogerim (Lire 443 billion). The carrying value at the end of the year approximates market value.

Liquid assets ***Lire 2,525 billion***
(Lire 1,312 billion at December 31, 1999)

Liquid assets increased by Lire 1,213 billion. They consist mainly of funds on deposit in Italian and foreign banks on current accounts.

Accrued income and prepaid expenses ***Lire 1,950 billion***
(Lire 180 billion at December 31, 1999)

This item, which increased by Lire 1,770 billion, can be analyzed as follows:

(in billions of lire)	12.31.2000	12.31.1999
Issue discounts and similar charges	3	3
Accrued income:		
• production value	24	30
• financial income	115	24
• other	=	40
	139	94
Other prepaid expenses:		
• production costs	192	63
• financial expenses	151	16
• other	1,465	4
	1,808	83
Accrued income and other prepaid expenses	1,947	177
Total	1,950	180

Other prepaid expenses increased primarily on account of the effect of the expenses (Lire 1,454 billion) relating to the deferral of the put option on the Seat Pagine Gialle shares (see the memorandum accounts).
An analysis of accounts receivable and accrued income by maturity and type is provided in Annex 1.



LIABILITIES AND STOCKHOLDERS' EQUITY

Stockholders' equity ***Lire 49,431 billion***
(Lire 38,314 billion at December 31, 1999)

A breakdown of stockholders' equity is presented below:

(in billions of lire)	12.31.2000	12.31.1999
Parent company interest, Telecom Italia	36,443	33,004
Minority interest	12,988	5,310
Total	49,431	38,314

Stockholders' equity of the Parent Company and the minority interest increased by Lire 11,117 billion compared to December 31, 1999. In particular:
- the *share capital of the Parent Company*, unchanged compared to December 31, 1999, consists of 5,260,037,131 ordinary shares and 2,166,120,095 savings shares, both with a par value of Lire 1,000 each;
- Telecom Italia's interest in *reserves and retained earnings* includes the Parent Company's retained earnings and own reserves, as well as the consolidated companies' retained earnings and inflation adjustment reserves and tax-deferred reserves. No deferred taxes have been provided on the latter reserves since, based on current plans, no transactions are expected to be entered into which would warrant taxation.

The Parent Company interest increased by Lire 3,439 billion compared to December 31, 1999 due mainly to the effect of the conversion of TIM savings shares into ordinary shares (Lire 3,236 billion), the net income for 2000 (Lire 3,927 billion), net of the 1999 Telecom Italia dividends (Lire 4,505 billion).
The reconciliation of Telecom Italia's financial statements with the consolidated financial statements as regards stockholders' equity and net income for the year, and the changes in the components of consolidated stockholders' equity, are provided in Annexes 3 and 4.

Reserves for risks and charges ***Lire 3,425 billion***
(Lire 2,006 billion at December 31, 1999)

These reserves increased by Lire 1,419 billion from December 31, 1999 and refer to the following:

- the *reserve for taxes*, amounting to Lire 307 billion, (-Lire 2 billion compared to December 31, 1999), mainly consists of estimated tax liabilities on positions still to be agreed or in dispute;

- the *reserve for deferred taxes*, amounting to Lire 390 billion (+Lire 98 billion compared to December 31, 1999), includes deferred taxes provided by the individual consolidated companies on the income components subject to deferred taxation and also provided on consolidation adjustments;

- *other reserves*, amounting to Lire 2,698 billion, increased by Lire 1,293 billion compared to December 31, 1999 and include the reserve for litigation (Lire 432 billion), the reserve for restructuring charges (Lire 318 billion, of which Lire 295 billion relate to the Parent Company, set up following the union agreements in 2000) and other reserves (Lire 1,733 billion), of which Lire 840 billion refer to the risk reserve for technological advances by TIM.

1738

Reserve for employee termination indemnities ***Lire 2,554 billion***
(Lire 2,896 billion at December 31, 1999)

A breakdown of the changes which occurred during the year is provided below:

(in billions of lire)	2000
Balance at December 31, 1999	**2,896**
• provisions charged to income	469
• utilizations for:	
· indemnities paid to employees	(390)
· advances	(90)
• other changes	(331)
Balance at December 31, 2000	**2,554**

Other changes mainly refer to the change in the scope of consolidation, principally due to the exclusion of the manufacturing and installation companies (Lire 333 billion) which was in part compensated by the inclusion of the Seat Pagine Gialle group (Lire 75 billion).

Liabilities ***Lire 69,087 billion***
(Lire 44,242 billion at December 31, 1999)

A breakdown of liabilities, which increased by Lire 24,845 billion from December 31, 1999, is as follows:

	12.31.2000		12.31.1999	
(in billions of lire)	Financial accounts payable	Trade accounts payable and miscellaneous payable	Financial accounts payable	Trade accounts payable and miscellaneous payable
Debentures	3,512		1,906	
Due to banks	32,522		15,780	
Due to other lenders	3,270		1,738	
Advances		716		733
Trade accounts payable	526	12,603	123	11,652
Notes payable	97			
Accounts payable to unconsolidated subsidiaries		12	9	30
Accounts payable to affiliated companies	1,339	1,124	11	1,145
Accounts payable to parent companies		3		5
Taxes payable		1,800		2,295
Contributions to pensions and social security institutions		1,808		1,855
Other liabilities	4,051	5,704	57	6,903
Total	45,317	23,770	19,624	24,618

In particular:

– *debentures*, which totaled Lire 3,512 billion and increased by Lire 1,606 billion from December 31, 1999, include the following:
  - debentures maturing between 2001 and 2008 issued by Nortel Inversora group for a total of Lire 1,936 billion;
  - the 1992/2010 debenture issue of the Parent Company Telecom Italia, which is reserved for subscription by employees in service and retired, for a total amount of Lire 282 billion at December 31, 2000 (Lire 825 billion at December 31, 1999);

- debentures maturing between 2001 and 2002 issued by Softe through different financial institutions for US$ 229 million, equivalent to Lire 477 billion;
- debentures issued by TDL Infomedia Ltd (Seat Pagine Gialle group), maturing beyond 2005, for Lire 392 billion.
- debentures maturing between 2002 and 2005 issued by the Brazilian companies Tele Nordeste Celular and Tele Celular Sul for Lire 425 billion.

- *Due to banks,* of Lire 32,522 billion, are secured by mortgages and liens for Lire 402 billion. Due to banks increased, compared to 1999, by Lire 16,742 billion owing to the credit facilities utilized by the Parent Company to finance the purchase of the Seat Pagine Gialle shares from the company Huit II and through tender offers (Lire 11,572 billion). The amount also increased as a result of the consolidation of the liabilities of the new foreign companies, including Telecom Argentina (Lire 1,581 billion), Maxitel (Lire 1,511 billion), Digitel (Lire 308 billion), as well as those of the Seat Pagine Gialle group (Lire 340 billion).

- *Due to other lenders,* of Lire 3,270 billion, increased by Lire 1,532 billion compared to December 31, 1999. This was due to a reduction in the loans payable to Cassa Depositi e Prestiti and IRI by the Parent Company (Lire 1,276 billion; -Lire 334 billion compared to 1999) and an increase deriving from the consolidation of Seat Pagine Gialle group (Lire 1,871 billion). Such liabilities mainly refer to the loan payable to Seat Pagine Gialle S.p.A. of Lire 1,848 billion by Seat Pagine Gialle Finance S.r.l., a corporate vehicle operating under Law No. 130/99 on securitization. In July, the vehicle company brought, from a banking syndicate, the medium-term loan payable to Seat Pagine Gialle, in addition to an investment certificate of Euros 50 million issued by the same company, financing itself by issuing medium-term debentures divided into two tranches of, respectively, Euros 700 million for three years and Euros 300 million for five years. The medium/long-term loan sold without recourse by the financing banks to the vehicle company calls for an amortization plan with six-monthly installments up to June 30, 2005. Based on this transaction, the vehicle company will use the net proceeds from the installments to purchase the investment certificates issued by Seat Pagine Gialle with the same maturity dates as the portions of the debentures issued by the vehicle itself; the amortization plan for Seat Pagine Gialle's liability to the vehicle company and that of the 3-year and 5-year debentures issued by the vehicle company will have the same maturity dates. For purposes of the structure of the transaction and to hedge the interest rate risk, Seat Pagine Gialle has, at the same time, concluded a series of swap and collar contracts with financial intermediaries.

- *Advances,* which totaled Lire 716 billion, decreased by Lire 17 billion compared to December 31, 1999 and include advances received from customers of Lire 232 billion and installment billings of Lire 484 billion. The reduction, due to the exclusion of the manufacturing and installation companies from the scope of consolidation, is compensated by the increase in the amount of advances by Telespazio for the Astrolink contract.

- *Trade accounts payable* amounted to Lire 13,129 billion and show an increase of Lire 1,354 billion compared to December 31, 1999. The increase is mainly due to the inclusion in the scope of consolidation of Nortel Inversora group (Lire 832 billion), Maxitel (Lire 570 billion) and Seat Pagine Gialle group (Lire 743 billion). Accounts payable to other telecommunications carriers stood at Lire 1,007 billion.

- *Notes payable*, of Lire 97 billion, refer to the investment certificates issued in July by Seat Pagine Gialle as part of the securitization transaction.

- *Accounts payable to affiliated companies* of Lire 2,463 billion increased by Lire 1,307 billion compared to the end of 1999. They include financial payables for Lire 1,339 billion, mainly to Teleleasing (Lire 1,073 billion) for financial lease contracts. Trade accounts payable and other payables amount to Lire 1,124 billion and are due to the Italtel group (Lire 536 billion) and Astrolink (Lire 183 billion, for capital contributions).

- *Taxes payable* amounted to Lire 1,800 billion and decreased by Lire 495 billion compared to December 31, 1999. The decrease is attributable to the Parent Company and TIM for the reduction in current income taxes and higher advances paid during 2000. Taxes payable include Lire 572 billion for income taxes and Lire 1,228 billion for indirect taxes and withholding taxes. The liability of the Parent Company includes the taxes due on the portion of income which could possibly be set aside in the "Reserve for accelerated depreciation" when the financial statements are approved by the stockholders' meeting; in this case, these same taxes will be reclassified to the "Reserve for deferred taxes".

- *Contributions to pensions and social security institutions* totaled Lire 1,808 billion and decreased by Lire 47 billion compared to December 31, 1999 and include amounts owed to social security and health institutions. This item includes Lire 1,377 billion payable to INPS for the remaining balance of the estimated charges assessed for employees of the former ASST pursuant to Law No. 58/1992.

- *Other liabilities* of Lire 9,755 billion, increased by Lire 2,795 billion compared to December 31, 1999. A breakdown is provided below:

(in billions of lire)	12.31.2000	12.31.1999
Customer-related items	3,261	3,394
Residual amounts due for investments	315	764
Employee-related items	1,560	1,060
Telecommunications license fee	1,191	1,174
Dividends and other financial items	2,973	57
Other recurring and miscellaneous items (contra-entries for accrued costs, accrued interest expense at December 31 and payable the following year, sundry payables, etc.)	455	511
Total	9,755	6,960

In particular, customer-related items consist of deposits paid by customers and pre-billed basic charges (attributable mainly to January and February), as well as prepaid traffic. The item also includes other liabilities for services to be performed by Seat Pagine Gialle (Lire 250 billion). The financial payables refer to the Parent Company for Lire 1,680 billion, for the transaction for the loan of securities, and TIM for Lire 680 billion, in reference to the remaining liability payable to the Ministry of Communications for the purchase of the UMTS license.

Gross debt analyzed by the interest rate is presented in the table below:

	12.31.2000			12.31.1999
(in billions of lire)	ITL	Foreign currency (equivalent in ITL)	Total	
Up to 2.5%	1,928	15	1,943	3,411
From 2.5% to 5%	6,681	819	7,500	9,671
From 5% to 7.5%	20,887	5,912	26,799	5,240
From 7.5% to 10%	1,304	2,045	3,349	1,284
Beyond 10%		4,046	4,046	18
Total	30,800	12,837	43,637	19,624
Non-interest bearing	1,680		1,680	
Total	32,480	12,837	45,317	19,624

The largest amount of gross debt (equal to 83%) falls within the range of rates up to 7.5%; in particular, the range between 5% and 7.5% includes the short-term debt of Telecom Italia S.p.A. to cover financial requirements using short-term credit facilities. The total also includes medium and long-term loans payable to various financial institutions with 3% interest subsidies paid by the Treasury Ministry (pursuant to Law No. 67 of March 11, 1988), loans made by the Cassa Depositi e Prestiti (pursuant to Law No. 887 of December 22, 1984), as well as loans made with EIB funds. The other ranges of interest rates mainly include the medium/long-term and short-term positions of the foreign companies.
At December 31, 2000, the companies of Telecom Italia Group had unused credit lines for about Lire 12,600 billion.

Accrued expenses and deferred income ***Lire 2,357 billion***
(Lire 1,723 billion at December 31, 1999)

A breakdown of accrued expenses and deferred income, which increased by Lire 634 billion over December 31, 1999, is as follows:

(in billions of lire)	12.31.2000	12.31.1999
Accrued expenses:		
• production costs	83	45
• interest expense	358	193
• other charges	1	2
	442	240
Deferred income:		
• capital grants (unavailable amount)	824	920
• production value	663	510
• interest income	22	30
• other income	406	23
	1,915	1,483
Total	2,357	1,723

An analysis of liabilities and accrued expenses by maturity and type is provided in Annex 2.

1742

MEMORANDUM ACCOUNTS

Memorandum accounts at December 31, 2000 total Lire 15,625 billion and increased, compared to December 31, 1999, by Lire 3,565 billion. The total is not comparable to that of the prior year since, starting from 2000, the guarantees provided are presented net of counter-guarantees received and the derivative hedging contracts are only disclosed in the notes.

Memorandum accounts are detailed as follows:

(in billions of lire)	12.31.2000	12.31.1999
Guarantees provided	5,675	2,557
Collateral provided	4	17
Purchases and sales commitments	9,492	1,666
Other	454	7,820
Total	15,625	12,060

In particular:

- *guarantees provided*, net of counter-guarantees received of Lire 1,085 billion, total Lire 5,675 billion and mainly consist of sureties provided by the Parent Company Telecom Italia and Stet Mobile Holding on behalf of affiliated companies and others for medium/long-term loan transactions and guarantees on bids to acquire fixed line and mobile licenses abroad;

- *collateral provided* of Lire 4 billion refers to liens and mortgages covering the assets of the companies included in consolidation;

- *purchases and sales commitments* outstanding at the end of the year of, respectively, Lire 9,344 billion and Lire 148 billion, refer to the commitments which do not fall within the normal operating cycle of the individual consolidated companies.
  In particular, the purchases commitments refer to:
  - Lire 5,780 billion of the Parent Company for the put option on Seat shares. Under the contract stipulated on March 15, 2000 (as subsequently amended and integrated), Telecom Italia gave Huit II a put option on No. 710,777,200 Seat Pagine Gialle shares at a strike price of Euros 4.2. The contract provided for the exercise of such option after the deed of merger between Seat and Tin.it was recorded in the Companies Register. Huit II later transferred the put option to Chase Equity Limited (CEL), together with the ownership of the corresponding Seat shares. On December 4, 2000, CEL renegotiated the contract with Telecom Italia, extending the period to five years, with the possibility of an early exercise of the option in April and May 2003, 2004 and 2005. The time extension made it possible to defer the financial impact. Stet International Netherlands then purchased from CEL, through the Liberator Ltd. trust, a call option on No. 660,777,200 Seat shares with the same expiry date and strike price as the put option, paying a total premium of Euros 747,016,226 (Lire 1,446,425 million). For the purpose of transferring the effects of this latter transaction to Telecom Italia, a call option was stipulated, with the same features, between Telecom Italia and Stet International Netherlands. The implicit rate of interest was 6.2%. At December 31, 2000, the market price of Seat ordinary

1743

shares is significantly lower than the strike price. At the expiration, the purchase of Seat Pagine Gialle shares will involve the enter of a consolidation difference equal to the cost of acquisition, entered in the commitments less the pro-quota of the Seat Pagine Gialle's stockholders' equity at that date;
- Lire 1,857 billion of Stet International Netherlands for the purchase of the 25.63% stake in Entel Chile and from the Chilquinta group and 2.98% from the Matte group;
- Lire 1,355 billion of Seat Pagine Gialle for the commitment to purchase 40% of Webfin S.p.A. by June 30, 2003.

This caption also includes the commitment for the purchase and sale options on listed investments for a total nominal value of Lire 229 billion.

- *other memorandum accounts* of Lire 454 billion refer mainly to third party assets held by the individual consolidated companies, mainly those in the information technology sector.

Furthermore:
- the consolidated companies of the Group issued weak letters of patronage totaling Lire 574 billion chiefly on behalf of unconsolidated subsidiaries and affiliated companies to guarantee insurance polices, lines of credit and overdraft arrangements;
- assets of third parties on loan, on deposit for safekeeping or for similar purposes amounted to Lire 723 billion and consist mainly of equipment leased to customers;
- collateral received amounts to Lire 30 billion;
- guarantees received amount to Lire 182 billion;
- guarantees provided by others for obligations of the Group companies, which consist primarily of sureties to guarantee the performance of non-financial contractual obligations, totaled Lire 797 billion;
- orders from customers in the portfolios of the consolidated companies amount to Lire 22 billion;
- the stock of employees and private stockholders deposited on December 31, 2000 at the listed companies of the Group amount to about Lire 600 billion;
- the bonds reserved for subscription by the employees of the Parent Company are equal to Lire 718 billion.

Financial derivatives

The Group uses derivatives mainly for the management of its debt positions, primarily interest rate swaps and interest rate options (to reduce the interest rate exposure on fixed-rate and floating-rate bank loans and bonds) and cross-currency & interest rate swaps (to convert foreign currency loans – US dollar, pound sterling, Japanese yen and euro – into the functional currencies of the various subsidiaries).

The following table gives a description of the financial derivative contracts outstanding at December 31, 2000 to hedge medium/long-term debt positions.

(in billions of lire)	Notional amount/ Capital exchanged at 12.31.2000	Market value of derivatives at 12.31.2000 (a)	Market value of underlying debt positions at 12.31.2000 (b)	Market value of debt including-related derivatives at 12.31.2000 (c = b - a)
Interest rate swaps and interest rate options	5,629	46	5,637	5,591
Cross currency and interest rate swaps	2,367	38	2,264	2,226

1744

IRS (interest rate swaps) and IRO (interest rate options) involve the exchange of flows of interest calculated on the notional amount of reference at the agreed fixed or variable rates at the specified maturity date with the counterparts. This amount does not represent the amount exchanged between the parties and therefore does not constitute a measure of exposure to credit risk, which is instead limited to the amount of interest or interest differentials to be received at the interest date.

Furthermore, the counterparts to derivative contracts are only the best rated banks and financial institutions and continually monitored in order to minimize the risk of non-performance.

The same also applies to CIRSs which involve the exchange of capital, in the respective currencies of denomination, in addition to the settlement of periodic interest flows, at maturity and eventually at another date.

The market value of CIRSs (currency & interest rate swaps) reflects the differential between the fixed rate paid by the Company and the market interest rate for the same maturities. The CIRSs also reflect the difference between the forward exchange rate at the closing of the swap and the market rate at December 31, 2000.

To determine the market value of the above financial derivatives, the Company uses adequate pricing models.

Hedges were also considered for the USD Libor in respect of USD loans contracted by Telecom Argentina, consolidated at 50%.

Besides derivative contracts used for managing the debt positions, at December 31, 2000 the Luxembourg subsidiary SOFTE had IRSs and CIRSs to hedge investments in bonds for a notional capital of Lire 526 billion.
Lastly, in addition to the various transactions to hedge the short-term positions of SOFTE, there were also transactions to hedge the interest rate exposure on short-term US dollar loans contracted by TIM.

1745



CONSOLIDATED STATEMENTS OF INCOME

Production value **Lire 59,111 billion**
(Lire 55,749 billion at December 31, 1999)

Production value increased by Lire 3,362 billion (+6% compared to 1999). The main components of this item are:

- *sales and service revenues,* amounting to Lire 55,979 billion, with an increase of Lire 3,498 billion over 1999 (+6.7%). This increase is due to the inclusion of the Nortel Inversora group in the scope of consolidation which is partly offset by the reduction in the revenues of the manufacturing and installations sectors which were included for a nine-month period in 2000 compared to a 12-month period in the prior year. The deconsolidation of the revenues on leasing contracts with third parties stipulated by Teleleasing also had an effect. The breakdown of revenues by sector is as follows:

(in billions of lire)	2000	1999	Change Amount	Change %
Wireline telecommunications Italy	33,723	35,856	(2,133)	(5.9)
Mobile telecommunications Italy	15,352	14,425	927	6.4
Satellite telecommunications	659	619	40	6.5
International telecommunications	7,615	3,253	4,362	°
Information technology activities	3,137	3,074	63	2.0
Manufacturing activities	1,221	1,776	(555)	°
Installation activities	1,165	1,501	(336)	°
	62,872	60,504	2,368	3.9
Other activities and IntraGroup eliminations	(6,893)	(8,023)	1,130	°
Consolidated Group revenues	55,979	52,481	3,498	6.7

Revenues from telecommunications services are shown gross of the amount due to other carriers of Lire 5,403 billion (Lire 4,626 billion in 1999).
Revenues from foreign operations totaled Lire 11,374 billion (Lire 7,542 billion in 1999).

- *Increases in capitalized internal construction costs* totaled Lire 1,765 billion (Lire 2,056 billion in 1999; -Lire 291 billion). A breakdown is provided below:

(in billions of lire)		2000		1999		Change
• intragroup revenues from sales of systems		1,632		1,989		(357)
• other capitalized costs:						
· personnel	45		32		13	
· financial expenses	80		6		74	
· materials and other costs	8	133	29	67	(21)	66
Total		1,765		2,056		(291)

1746

Financial expenses were charged to "construction in progress and advances to suppliers" in fixed assets.

– *other revenues and income* of Lire 826 billion (Lire 998 billion in 1999) include the following:

(in billions of lire)	2000	1999	Change
• operating grants	39	39	=
• gains on disposal of intangibles and fixed assets	18	35	(17)
• portion of capital grants recorded in income	139	141	(2)
• other income	630	783	(153)
Total	826	998	(172)

In particular:
- operating grants refer chiefly to the amounts bestowed by public institutions to defray the costs incurred for research, development and technological innovation;
- the portion of capital grants recorded in income represents the portion that became available during the year;
- other income from operations mainly includes charges to customers of the telecommunications services companies for the late payment of telephone bills (Lire 213 billion compared to Lire 252 billion in 1999).

Production cost **Lire 45,932 billion**
(Lire 43,293 billion in 1999)

Production cost, which increased by Lire 2,639 billion (+6.1%) compared to 1999, includes the following:

– *raw materials, supplies and merchandise*, totaling Lire 3,893 billion (Lire 4,354 billion in 1999), and *semifinished and finished goods*, amounting to Lire 480 billion (Lire 441 billion in 1999). These costs, which represent purchases of raw materials and other goods to be used in operations, decreased by Lire 422 billion;

– *services* costs, amounting to Lire 16,252 billion (Lire 14,289 billion in 1999), and *cost for the use of property not owned*, totaling Lire 1,546 billion (Lire 1,363 billion in 1999). Overall, these two items increased by Lire 2,146 billion mainly due to the inclusion in the scope of consolidation of the Nortel Inversora group (Lire 996 billion), the rise in operating costs, the expansion of mobile telecommunications services (Lire 333 billion) and the increase in the operations of certain foreign companies;

– *personnel* costs of Lire 9,729 billion (Lire 9,636 billion in 1999), including Lire 7,787 billion relating to companies which provide telecommunications services. The average cost per capita for the Group was Lire 78 million (Lire 79 million in 1999). At December 31, 2000, employees of the Group numbered 114,669 (122,662 at December 31, 1999), a decrease of 7,993 owing to personnel turnover and the effect of the change in the scope of consolidation. In particular, the exclusion of the Sirti group and the Italtel group led to a reduction in the number of employees of 17,857, compensated by the addition of 10,316 units in international telecommunications,

mainly for the Nortel Inversora group (+7,498) and Maxitel (+1,229) and the inclusion of the Seat group (+7,515). A breakdown of personnel by business segment is presented as follows:

	12.31.2000	12.31.1999	Change
Wireline telecommunications Italy	66,541	76,113	(9,572)
Mobile telecommunications Italy	9,634	9,375	259
Satellite telecommunications	1,194	1,287	(93)
International telecommunications	15,943	5,714	10,229
Information technology activities	11,280	10,206	1,074
Manufacturing activities	=	5,153	(5,153)
Installation activities	=	12,704	(12,704)
Other activities	10,077	2,110	7,967
Total	114,669	122,662	(7,993)

The equivalent average number of salaried employees was 124,696 in 2000 (121,327 in 1999).
A breakdown by category follows:

	2000 Average equivalent number of salaried employees of companies consolidated:		
	On a line-by-line basis	By the proportional method	Total
Executives	2,272	25	2,297
Middle management	8,858	333	9,191
Clerical staff	84,383	2,864	87,247
Technicians	21,911	4,050	25,961
Total	117,424	7,272	124,696

- *amortization, depreciation and writedowns* amounted to Lire 11,950 billion (Lire 11,182 billion in 1999), with an increase of Lire 768 billion. This item refers to the following:
  - amortization of intangible assets totaling Lire 2,192 billion, compared to Lire 1,913 billion in 1999, with an increase of Lire 279 billion. The change is due to higher amortization charges by TIM (+Lire 102 billion) and inclusion in the scope of consolidation of the Nortel Inversora group;
  - depreciation of fixed assets totaled Lire 8,741 billion, compared to Lire 8,425 billion in 1999, with an increase of Lire 316 billion. A breakdown of depreciation expense by asset category is provided below:

(in billions of lire)	2000	1999	Change
Nonindustrial and industrial buildings	513	528	(15)
Plant and machinery	7,443	7,165	278
Manufacturing and distribution equipment	95	146	(51)
Other fixed assets	690	586	104
Total	8,741	8,425	316

Depreciation expense increased due to the inclusion in the scope of consolidation of the Nortel group (+Lire 740 billion) which was only partly compensated by the decrease in the

1748

depreciation expense of the Parent Company (-Lire 439 billion) owing to the reduction in the amount of depreciable assets, the change in the mix of depreciable assets, lower depreciation on public telephony installations and DECT fixed assets written down in the 1999 financial statements and the adjustment of depreciation rates relating to the submarine network in the 2000 financial statements;

- other writedowns of intangibles and fixed assets of Lire 93 billion (Lire 142 billion in 1999). The reduction in the amount of provisions is due to the writedown of the public telephony installations effected by the Parent Company in the 1999 financial statements.

- writedowns of receivables included in current assets and liquid assets amounted to Lire 924 billion (Lire 702 billion in 1999) and represent the provisions made during the year to adjust receivables to their estimated realizable value;

– *provisions for risks* and *other provisions* totaled Lire 305 billion (Lire 195 billion in 1999) and consist of provisions made during the year to the various reserves for contractual risks and pending disputes;

– *miscellaneous operating costs,* amounting to Lire 1,773 billion (Lire 1,870 billion in 1999), include the following:

(in billions of lire)	2000	1999
• TLC license fee	1,107	1,174
• losses on disposal of intangibles and fixed assets	101	241
• indirect duties and annual taxes, including the local property tax (ICI)	270	215
• membership dues and other costs	295	240
Total	1,773	1,870

Financial income and expense ***-Lire 900 billion***
(-Lire 633 billion in 1999)

Financial income and expense shows a net financial expense referring to the following items:

(in billions of lire)	2000	1999	Change
Income from equity investments	585	277	308
Other financial income	1,046	791	255
Interest and other financial expense	(2,531)	(1,701)	(830)
Total	(900)	(633)	(267)

– *income from equity investments, net* totaled Lire 585 billion (Lire 590 billion, net of Lire 5 billion in losses on disposals; Lire 277 billion in 1999); this item includes dividends from unconsolidated companies of Lire 273 billion, as well as gains realized by Telecom

1749

Italia on the sale of TIM shares in current assets and venture capital investments (Lire 312 billion);

– *other financial income* of Lire 1,046 billion (Lire 791 billion in 1999) includes the following:

(in billions of lire)		2000		1999		Change
Interest and capital gains on fixed-income securities		202		187		15
Interest and fees from:						
• unconsolidated subsidiaries	1		3		(2)	
• affiliated companies	28		32		(4)	
• banks	143		104		39	
• customers	6	178	24	163	(18)	15
Foreign exchange gains		379		270		109
Other financial income		287		171		116
Total		1,046		791		255

Interest and capital gains on fixed-income securities refer to interest on long-term investment securities for Lire 1 billion (Lire 3 billion in 1999) and interest and capital gains on marketable securities for Lire 201 billion (Lire 184 billion in 1999);

– *interest and other financial expense* of Lire 2,531 billion (Lire 1,701 billion in 1999) can be analyzed as follows:

(in billions of lire)		2000		1999		Change
Interest and fees paid to:						
• unconsolidated subsidiaries	1		1		=	
• affiliated companies	64		1		63	
• banks	1,313		680		633	
• suppliers and other lenders	177	1,555	184	866	(7)	689
Interest and other charges on debenture issues		287		96		191
Foreign exchange losses		338		317		21
Other financial expense		351		422		(71)
Total		2,531		1,701		830

In particular:

- interest and fees paid to other lenders consist mostly of interest on medium/long-term borrowings of the Parent Company;
- interest and fees paid to banks include Lire 481 billion of interest on medium/long-term borrowings and Lire 832 billion of charges relating to short-term positions. Interest is shown net of the interest expense on loans, equivalent to three percentage points, subsidized by the government under Budget Law 1988 (Law No. 67 of March 11, 1988), in connection with loans that replaced those which should have been made by Cassa Depositi e Prestiti.

1750

Value adjustments to financial assets — ***-Lire 2,243 billion***
(-Lire 1,131 billion in 1999)

These include:

(in billions of lire)	2000	1999	Change
Upward adjustments of:			
• equity investments	533	467	66
	533	467	66
Writedowns of:			
• equity investments	(2,517)	(1,562)	(955)
• long-term investments, other than equity investments	=	(36)	36
• securities other than equity investments included in current assets	(259)	=	(259)
	(2,776)	(1,598)	(1,178)
Total	(2,243)	(1,131)	(1,112)

Value adjustments primarily refer to the Group's share of net income or loss of unconsolidated subsidiaries and affiliated companies accounted for by the equity method, including the amortization of positive differences that arose upon the acquisition of such investments (Lire 877 billion), mainly in respect of Seat Pagine Gialle (Lire 423 billion). The higher amount of valuation adjustments is due substantially to the negative results of the Maxitel group (Lire 433 billion), Stream (Lire 392 billion), Auna (Lire 340 billion) and Telekom Austria (Lire 101 billion).

Extraordinary income and expense — ***-Lire 415 billion***
(-Lire 981 billion in 1999)

This item includes the following:

- income of Lire 2,676 billion (Lire 280 billion in 1999) analyzed as follows:
  - gains deriving from the divestiture plan of the Group (Lire 1,877 billion) which refers to the sale of 80% of the Italtel group (Lire 760 billion), the Meie group (Lire 450 billion), Teleleasing (Lire 41 billion) and the Sirti group (Lire 22 billion) and the sale of the "Grandi Immobili" business segment through the sale of 60% IM.SER (Lire 604 billion) to third parties;
  - the gains on the sale of other investments and intangibles, fixed assets and business segments (Lire 342 billion) of which Lire 107 billion comes from the sale of the investment in the Bharti group;
  - income (Lire 91 billion) representing lower previous taxes for TIM following the favorable evolution of the official interpretations concerning the so-called Visco tax benefits set forth in Law No. 133/99, with specific reference to Circular No. 101 issued by the Ministry of Finance on May 19, 2000.

- expenses of Lire 3,091 billion (Lire 1,261 billion in 1999), analyzed as follows:
  - restructuring expenses for Lire 953 billion, of which Lire 884 billion refer to the Parent Company in respect of the costs of the corporate reorganization plan;
  - social security charges pursuant to Law No. 58/92 to guarantee uniform status under the former Telephone Employees Pension Fund (FPT) which, as required by the 2000

Finance Bill, has become part of the general "Employees Pension Fund" for Lire 297 billion and an extraordinary annual contribution of Lire 150 billion to INPS as established by the same Bill for the three years 2000 - 2002 to meet the higher financial requirements covered by the rules of the fund that was abolished;

- the provision by TIM to the reserve for technological risk and the reserve for the costs to liberalize frequencies for Lire 812 billion. The provision includes the estimates determined by evaluating the risks connected with the evolution of third-generation technologies. Besides the economic risks deriving from the development of new technologies and the expenses consequent to need to replace certain types of network installations in advance, the reserve also includes the valuation of the risks connected with need to make important and early revisions to the billing system to accommodate new types of services;
- expenses and provisions connected to the transactions for the disposal of investment holdings and the "Grandi Immobili" business segment for Lire 349 billion;
- Lire 78 billion for the fine imposed on TIM and Omnitel Pronto Italia by the Antitrust Authority for the alleged violation of rules against price-fixing; this figure is equal to an amount in excess of that recorded in the reserve for risks by TIM in the December 31, 1999 financial statements (Lire 22 billion).

Income taxes ***Lire 3,912 billion***

(Lire 5,046 billion in 1999)

Income taxes decreased by Lire 1,134 billion. The taxes to gross profit ratio is 40.7%, compared to 52% in 1999. The reduction from 1999 is mainly due to the following:

- the tax benefits on investments utilized by TIM;
- the taxation of gains from the sale of investments and the contribution of the business segment "Grandi Immobili" by the Parent Company using the substitute equalization tax;
- the reduction of deferred taxes subsequent to the reclassification of the "Reserve for accelerated depreciation" by the Parent Company pursuant to art. 14 of Law 342/2000.

Income taxes include current taxes for Lire 4,815 billion and deferred tax assets for Lire 903 billion.

Exhibit 2.3

1754

OTHER INFORMATION

Introduction of the Euro

The expenses borne for the introduction of the Euro currency total about Lire 14 billion and have been charged to the statement of income under Production cost as they refer to services rendered to revise and update the information systems.

Remuneration to directors and statutory auditors

The remuneration to which the directors and statutory auditors of Telecom Italia are entitled for fiscal 2000 for carrying out their responsibilities and functions in the Parent Company and also in other consolidated companies, total Lire 8,902 million for the directors and Lire 1,593 million for the statutory auditors.

Exchange rates used to translate foreign currency financial statements

	2000 exchange rates	
	Year-end exchange rates (balance sheet items)	Average exchange rate for the year (statement of income items)
Venezuelan bolivar	2.856	3.051
Bolivian boliviano	326.924	342.789
Costarican colon	6.491	6.809
Canadian dollar	1,386.5163	1,414.986
Hong Kong dollar	266.7847	269.833
USA dollar	2,080.8920	2,102.587
Greek drachma	5.6824	5.752
Portuguese escudo	9.65807	9.658
Dutch guilder	878.6410	878.641
Hungarian forint	7.3060	7.446
Belgian-Luxembourg franc	47.9989	47.9989
French franc	295.182	295.182
Swiss franc	1,271.1857	1,243.507
Romanian leu	0.08	0.098
Pound sterling	3,102.4996	3,178.432
German mark	989.999	989.999
Peruvian nuevo sol	590.156	603.000
Spanish peseta	11.637	11.637
Argentinean peso	2,080.8920	2,102.587
Chilean peso	3.722	3.969
Brazilian real	1,063.79	1,150.407
Russian ruble	72.885	74.809
Austrian schilling	140.71423	140.71423
Polish zloty	502.953	483.407

The following Annexes numbered 1 to 8 are an integral part of these notes.

ACCOUNTS RECEIVABLE AND ACCRUED INCOME BY MATURITY AND TYPE

	12/31/2000				12/31/1999			
	Amounts due				Amounts due			
(in billions of lire)	Within one year	From two to five years	After five years	Total	Within one year	From two to five years	After five years	Total
Accounts receivable in long-term investments								
Affiliated companies	-	246	-	246	-	11	247	258
Other								
• customers	4	8	2	14	3	10	-	13
• others	208	291	33	532	187	392	36	615
	212	545	35	792	190	413	283	886
Accounts receivable in current assets								
Other loans from								
Unconsolidated subsidiaries	56	-	-	56	19	-	-	19
Affiliated companies	283	-	-	283	201	-	-	201
Others	1,803	7	-	1,810	58	-	-	58
	2,142	7	-	2,149	278	-	-	278
Trade receivables								
Customers	15,475	9	-	15,484	14,875	67	-	14,942
Unconsolidated subsidiaries	20	-	-	20	53	-	-	53
Affiliated companies	515	-	-	515	745	-	-	745
Parent companies	5	-	-	5	2	-	-	2
Others	95	5	-	100	141	-	-	141
	16,110	14	-	16,124	15,816	67	-	15,883
Other receivables								
Unconsolidated subsidiaries	3	-	-	3	3	-	-	3
Affiliated companies	2	-	-	2	7	-	-	7
Others	3,800	532	399	4,731	2,312	270	312	2,894
	3,805	532	399	4,736	2,322	270	312	2,904
Total accounts receivable	22,057	553	399	23,009	18,416	337	312	19,065
Accrued income	139	-	-	139	94	-	-	94

1756

LIABILITIES AND ACCRUED EXPENSES BY MATURITY AND TYPE

	12/31/2000				12/31/1999			
	Amounts due				Amounts due			
(in billions of lire)	Within one year	From two to five years	After five years	Total	Within one year	From two to five years	After five years	Total
Medium and long-term debt								
Debentures	283	2,070	1,159	3,512	328	753	825	1,906
Due to banks	1,670	6,968	1,350	9,988	1,831	6,508	628	8,967
Due to other lenders	779	2,243	211	3,233	343	1,005	271	1,619
Notes payable	-	97	-	97	-	-	-	-
Accounts payable to affiliated companies	93	359	621	1,073	-	-	-	-
Due to suppliers	5	62	-	67	9	8	-	17
Other liabilities	312	864	6	1,182	1	3	1	5
	3,142	12,663	3,347	19,152	2,512	8,277	1,725	12,514
Short-term debt								
Due to banks	22,534	-	-	22,534	6,813	-	-	6,813
Due to other lenders	37	-	-	37	119	-	-	119
Due to suppliers	459	-	-	459	106	-	-	106
Accounts payable to unconsolidated subsidiaries	-	-	-	-	9	-	-	9
Accounts payable to affiliated companies	266	-	-	266	11	-	-	11
Other liabilities	2,869	-	-	2,869	52	-	-	52
	26,165	-	-	26,165	7,110	-	-	7,110
Trade payables (1)								
Accounts payable to suppliers	12,599	4	-	12,603	11,648	1	3	11,652
Accounts payable to unconsolidated subsidiaries	4	-	-	4	22	-	-	22
Accounts payable to affiliated companies	926	-	-	926	458	-	-	458
Accounts payable to parent companies	3	-	-	3	5	-	-	5
	13,532	4	-	13,536	12,133	1	3	12,137
Other payables								
Payable to unconsolidated subsidiaries	8	-	-	8	8	-	-	8
Accounts payable to affiliated companies	198	-	-	198	687	-	-	687
Taxes payable	1,795	5	-	1,800	2,284	11	-	2,295
Contributions to pension and social security institutions	548	492	768	1,808	479	474	902	1,855
Other liabilities	5,444	247	13	5,704	6,894	8	1	6,903
	7,993	744	781	9,518	10,352	493	903	11,748
Total liabilities (1)	50,832	13,411	4,128	68,371	32,107	8,771	2,631	43,509
Accrued expenses	434	8	-	442	240	-	-	240

(1) does not include advances.

1757

RECONCILIATION OF THE STOCKHOLDERS' EQUITY AND NET INCOME OF TELECOM ITALIA AND THE CONSOLIDATED FIGURES FOR THE YEAR ENDED DECEMBER 31, 1999

	Telecom Italia interest				Minority interest			Total
	Share capital and reserves							
(in billions of lire)	Share capital	Reserves and retained earnings	Net income	Total	Share capital and reserves	Net income	Total	
Financial statements of Telecom Italia at December 31, 1999	7,426	23,101	5,050	35,577				35,577
Results of consolidated companies			747	747		1,442	1,442	2,189
Capital and reserves of consolidated companies		19,359		19,359	3,911		3,911	23,270
• *carrying value of investments in consolidated companies*		(21,087)		(21,087)				(21,087)
Consolidation adjustments:								
• *elimination of tax-related entries*		(299)	31	(268)	7	(2)	5	(263)
• *valuation of investments by the equity method*		(109)	(364)	(473)	(53)	(112)	(165)	(638)
• *positive differences on purchase of investments*		1,833	(161)	1,672	359	(37)	322	1,994
• *elimination of intraGroup dividends*		576	(2,258)	(1,682)	2	(28)	(26)	(1,708)
• *losses of subsidiaries included in the results of parent companies*		(298)	356	58	(52)	66	14	72
• *gains on sales of investments*		15	(25)	(10)	8	(7)	1	(9)
• *elimination of intraGroup profits included in fixed assets and intangibles*		(752)	(36)	(788)	(164)	(4)	(168)	(956)
• *other*		(125)	24	(101)	(9)	(17)	(26)	(127)
Consolidated financial statements at December 31, 1999	7,426	22,214	3,364	33,004	4,009	1,301	5,310	38,314

1758

RECONCILIATION OF THE STOCKHOLDERS' EQUITY AND NET INCOME OF TELECOM ITALIA AND THE CONSOLIDATED FIGURES FOR THE YEAR ENDED DECEMBER 31, 2000

	Telecom Italia interest				Minority interest			Total
	Share capital and reserves							
(in billions of lire)	Share capital	Reserves and retained earnings	Net income	Total	Share capital and reserves	Net income	Total	
Financial statements of Telecom Italia at December 31, 2000	7,426	23,836	4,951	36,213				36,213
Results of consolidated companies			2,029	2,029		2,122	2,122	4,151
Capital and reserves of consolidated companies		40,781		40,781	11,419		11,419	52,200
• *carrying value of investments in consolidated companies*		(54,564)		(54,564)				(54,564)
Consolidation adjustments:								
• *elimination of tax-related entries*		(278)	35	(243)	6		6	(237)
• *valuation of investments by the equity method*		(1,894)	(1,437)	(3,331)	(1,444)	(288)	(1,732)	(5,063)
• *positive differences on purchase of investments*		18,639	(281)	18,358	1,209	(61)	1,148	19,506
• *elimination of intraGroup dividends*		21	(2,034)	(2,013)	4	(23)	(19)	(2,032)
• *losses of subsidiaries included in the results of parent companies*		(322)	126	(196)	52	(54)	(2)	(198)
• *gains on sales of investments*		(388)	168	(220)	4	(4)		(220)
• *elimination of intraGroup profits included in fixed assets and intangibles*		(730)	188	(542)	(86)	42	(44)	(586)
• *other*		(11)	182	171	42	48	90	261
Consolidated financial statements at December 31, 2000	7,426	25,090	3,927	36,443	11,206	1,782	12,988	49,431

1759



STATEMENT OF CHANGES IN CONSOLIDATED STOCKHOLDERS' EQUITY DURING THE YEAR ENDED DECEMBER 31, 1999

	Telecom Italia				Minority interest			Total
(in billions of lire)	Share capital	Reserves and retained earnings	Net income	Total	Share capital and reserves	Net income	Total	
Consolidated financial statements at December 31, 1998	7,421	20,400	3,830	31,651	2,612	1,422	4,034	35,685
Appropriation of 1998 net income:								
dividends distributed			(2,121)	(2,121)		(688)	(688)	(2,809)
transfer to reserves		1,709	(1,709)	-	734	(734)	-	-
Distribution of reserves					(469)		(469)	(469)
Stock options	5	60		65				65
Line-by-line consolidation of Tele Celular Sul Participacoes and Tele Nordeste Celular Participacoes					1,082		1,082	1,082
Translation adjustments on the conversion of financial statements in foreign currencies and other		45		45	50		50	95
Net income for the year			3,364	3,364		1,301	1,301	4,665
Consolidated financial statements at December 31, 1999	7,426	22,214	3,364	33,004	4,009	1,301	5,310	38,314

1760

STATEMENT OF CHANGES IN CONSOLIDATED STOCKHOLDERS' EQUITY DURING THE YEAR ENDED DECEMBER 31, 2000

	Telecom Italia				Minority interest			Total
(in billions of lire)	Share capital	Reserves and retained earnings	Net income	Total	Share capital and reserves	Net income	Total	
Consolidated financial statements at December 31, 1999	7,426	22,214	3,364	33,004	4,009	1,301	5,310	38,314
Appropriation of 1999 net income: *dividends distributed*		(1,141)	(3,364)	(4,505)	(97)	(1,301)	(1,398)	(5,903)
Changes in the scope of consolidation		716		716	2,084		2,084	2,800
Conversion of TIM saving shares in ordinary shares		3,236		3,236	4,837		4,837	8,073
Translation adjustments on the conversion of financial statements in foreign currencies and other		65		65	373		373	438
Net income for the year			3,927	3,927		1,782	1,782	5,709
Consolidated financial statements at December 31, 2000	7,426	25,090	3,927	36,443	11,206	1,782	12,988	49,431

1761

Legend: A) Financial statements consolidated for entire year;
B) Balance sheet only consolidated;
C) Statement of income only consolidated.

LIST OF COMPANIES CONSOLIDATED ON A LINE-BY-LINE BASIS

	Name (type of business)	Head office		Share capital	%	held by	% held by Telecom Italia Group
	Wireline Telecommunications - Italy						
A	TELECOM ITALIA S.p.A. (wireline telecommunications)	Turin (Italy)	ITL	7,426,157,226,000	54.95	OLIVETTI	
	Mobile Telecommunications - Italy						
A	TELECOM ITALIA MOBILE S.p.A. (mobile telecommunications)	Turin (Italy)	EUR	513,942,973	55.68	TELECOM ITALIA	54.82
	Satellite Telecommunications						
A	TELESPAZIO S.p.A. (satellite telecommunications services)	Rome (Italy)	ITL	184,000,000,000	100.00	TELECOM ITALIA	100.00
A	- COM.STAR S.r.l. (cabling systems)	Rome (Italy)	ITL	2,000,000,000	100.00	TELESPAZIO	100.00
A	- CTM - Centro di Telerilevamento Mediterraneo S.c.p.A. (research)	Palermo (Italy)	ITL	1,839,000,000	51.00	TELESPAZIO	51.00
A	- DAMOS SUDAMERICA S.A. (supply of Orbcomm satellite services)	Rio de Janeiro (Brazil)	BRL	19,520,000	77.87 4.01	TELESPAZIO ENTEL CHILE	77.87
A	- EURIMAGE S.p.A. (distribution and sale of remote sensing data)	Rome (Italy)	ITL	8,600,000,000	51.00	TELESPAZIO	51.00
A	- EUROPEAN COMPANY FOR MOBILE COMMUNICATION SERVICES B.V. (marketing of Orbcomm satellite services in European Area)	Amsterdam (Holland)	EUR	15,463,572	69.44	TELESPAZIO	69.44
A	- EUROPEAN COMPANY FOR MOBILE COMMUNICATION OPERATIONS B.V. (mobile telephony services)	Amsterdam (Holland)	EUR	45,500	100.00	EUROPEAN COMPANY FOR MOBILE COMM. SERV.	69.44
A	- TELEO S.p.A. (distribution of products and services for satellite mobile communications)	Rome (Italy)	ITL	6,100,000,000	100.00	TELESPAZIO	100.00
A	- TELESPAZIO LUXEMBOURG S.A. (holding company)	Luxembourg	USD	156,946,730	100.00	TELESPAZIO	100.00
A	- TELESPAZIO IRELAND Ltd (holding company)	Dublin (Ireland)	USD	1,000,000	100.00	TELESPAZIO LUXEMBOURG	100.00
A	IRIDIUM ITALIA S.p.A. (satellite-based mobile services)	Rome (Italy)	ITL	5,000,000,000	30.00 35.00 35.00	TELECOM ITALIA TELECOM ITALIA MOBILE TELESPAZIO	84.19
	International Telecommunications						
	International Wireline Telecommunications						
A	ELETTRA TLC S.p.A. (installation and maintenance of submarine cable systems)	Rome (Italy)	ITL	20,000,000,000	100.00	TELECOM ITALIA	100.00
A	STET INTERNATIONAL NETHERLANDS N.V. (holding company)	Amsterdam (Holland)	NLG	3,562,960,500	100.00	TELECOM ITALIA	100.00
A	- BBNED N.V. (formerly Bbnet) (telecommunications services)	Amsterdam (Holland)	EUR	12,000,000	100.00	STET INTERNATIONAL NETHERLANDS	100.00
A	- 9 TELECOM RESEAU S.A.S. (telecommunications services)	Boulogne Billancourt (France)	FRF	2,833,276,800	92.82 1.17	STET INTERNATIONAL NETHERLANDS TMI TELEMEDIA INT. Ltd	93.99
B	- JET MULTIMEDIA S.A. (internet hosting)	Paris (France)	EUR	10,133,483	94.50 1.00	9TELECOM RESEAU SOFTE	89.82
B	- OMEGA S.a.r.l. (intergroup services)	Lyon (France)	FRF	500,000	100.00	JET MULTIMEDIA	89.82
B	- JET MEDIA S.A. (advertising on TV, radio and press)	Lyon (France)	FRF	250,000	99.76 0.04 0.20	JET MULTIMEDIA OMEGA Nominees	89.60

1762

Legend: A) Financial statements consolidated for entire year;
B) Balance sheet only consolidated;
C) Statement of income only consolidated.

(continued) List of companies consolidated on a line-by-line basis

	Name (type of business)	Head office		Share capital	%	held by	% held by Telecom Italia Group
B	- PUBLICLAIR S.A. (advertising services for magazines)	Paris (France)	FRF	250,000	98.80 0.20 1.00	JET MEDIA OMEGA Nominees	88.76
B	- LE SERVEUR JUDICIAIRE S.A. (realization data bank)	Lyon (France)	FRF	3,250,000	99.91 0.09	JET MULTIMEDIA Nominees	89.74
B	- JET MULTIMEDIA INTERACTIVE S.A. (e-commerce and Web management)	Nanterre (France)	EUR	1,000,000	99.98 0.02	JET MULTIMEDIA Nominees	89.80
B	- DIS WEBSIZING S.a.r.l. (Web agency)	Nanterre (France)	FRF	50,000	100.00	JET MULTIMEDIA INTERACTIVE	89.80
B	- DE VIRIS COMMUNICATION S.A. (consulting for internet technologies)	Rueil Malmaison (France)	EUR	80,000	99.95 0.05	JET MULTIMEDIA Nominees	89.78
B	- JET VENTURE S.A. (financing and development of Internet services)	Paris (France)	EUR	8,000,000	99.87 0.12	JET MULTIMEDIA OMEGA	89.82
B	- JET MULTIMEDIA HOSTING S.A. (design, development and maintenance of Web and Audiotel, Minitel services)	Lyon (France)	FRF	21,736,000	99.99 0.01	JET MULTIMEDIA Nominees	89.82
B	- JET MULTIMEDIA S.r.l. (internet services)	Milan (Italy)	EUR	20,000	100.00	JET MULTIMEDIA HOSTING	89.82
B	- METAPHORA S.A. (consulting for management of information systems)	Tolouse (France)	FRF	3,080,000	46.50 13.80	JET MULTIMEDIA HOSTING JET VENTURE	54.15
B	- IB TELEMATIC S.A. (Minitel services)	Paris (France)	FRF	2,151,400	99.97 0.03	JET MULTIMEDIA HOSTING Nominees	89.79
B	- ICOR S.A. (Internet, Extranet and Intranet for tourism)	Chambery (France)	FRF	600,000	99.87 0.02 0.11	JET MULTIMEDIA HOSTING OMEGA Nominees	89.70
B	- VILLAGES TOURS S.a.r.l. (travel agency and website for tourism)	Lyon (France)	FRF	260,000	100.00	ICOR	89.82
B	- TRAVEL MANIA S.a.r.l. (travel agency and website for tourism)	Lyon (France)	FRF	2,000,000	97.00	VILLAGES TOURS	87.13
B	- EUROPE EXPLORER S.A. (internet services)	Lyon (France)	EUR	5,555,544	90.00	9TELECOM RESEAU	84.60
B	- BELGIUM EXPLORER S.A. (internet services)	Bruxelles (Belgium)	EUR	62,000	100.00	EUROPE EXPLORER	84.60
B	- FRANCE EXPLORER S.A. (internet services)	Lyon (France)	FRF	10,050,000	99.90	EUROPE EXPLORER	84.52
B	- HOLLAND EXPLORER B.V. (internet services)	Amsterdam (Holland)	EUR	20,000	100.00	EUROPE EXPLORER	84.60
B	- IBER EXPLORER S.A. (internet services)	Barcelona (Spain)	ESP	10,000,000	99.99 0.01	EUROPE EXPLORER JET MULTIMEDIA	84.60
B	- INFOCONCERT S.A. (website for shows and concerts)	Lyon (France)	FRF	450,800	64.73	EUROPE EXPLORER	54.76
B	- ITALIA EXPLORER S.r.l. (internet services)	Milan (Italy)	EUR	11,000	100.00	EUROPE EXPLORER	84.60
B	- PORTUGAL EXPLORER S.A. (internet services)	Lisbon (Portugal)	EUR	11,000	100.00	EUROPE EXPLORER	84.60
B	- SWISS EXPLORER S.A.R.L. (internet services)	Lousanne (Switzerland)	CHF	20,000	100.00	EUROPE EXPLORER	84.60
B	- MAGEOS S.A.S (internet services)	Boulogne Billancourt (France)	EUR	40,001,505	100.00	9TELECOM RESEAU	93.99
A	- ICH – International Communication Holding N.V. (holding company)	Amsterdam (Holland)	NLG	100,000	100.00	STET INTERNATIONAL NETHERLANDS	100.00



Legend: A) Financial statements consolidated for entire year;
B) Balance sheet only consolidated;
C) Statement of income only consolidated.

(continued) List of companies consolidated on a line-by-line basis

	Name (type of business)	Head office		Share capital	%	held by	% held by Telecom Italia Group
A	- ETI Euro Telecom International N.V. (holding company)	Amsterdam (Holland)	NLG	100,100	100.00	ICH	100.00
A	- ENTEL Empresa Nacional de Telecomunicaciones S.A. (domestic and international long distance telephone services)	La Paz (Bolivia)	BOB	1,280,898,800	50.00	ETI	50.00
A	- DATACOM S.A. (data transmission services)	La Paz (Bolivia)	BOB	21,746,600	100.00	ENTEL BOLIVIA	50.00
A	- INDIAN TELECOMMUNICATION HOLDING B.V. (holding company)	Amsterdam (Holland)	NLG	303,000	100.00	STET INTERNATIONAL NETHERLANDS	100.00
A	- INTELCOM SAN MARINO S.p.A. (telecommunications services in San Marino)	Republic of San Marino	ITL	3,000,000,000	70.00	STET INTERNATIONAL NETHERLANDS	70.00
A	GOLDEN NETHERLANDS N.V. (holding company)	Amsterdam (Holland)	NLG	486,400	39.06 60.94	TELECOM ITALIA STET INTERNATIONAL NETHERLANDS	100.00
A	- MEDITERRANEAN NAUTILUS Ltd (installation and maintenance of submarine cable systems)	Dublin (Ireland)	USD	100,000	51.00	STET INTERNATIONAL NETHERLANDS	51.00
A	- TELECOM ITALIA DE ESPANA S.A. (formerly Intelectus Business Comunication Espana) (telecommunications services)	Madrid (Spain)	ESP	350,000,000	100.00	STET INTERNATIONAL NETHERLANDS	100.00
A	MED-1 SUBMARINE CABLES Ltd (construction and maintenance of submarine cable Lev)	Ramat Gan (Israel)	ILS	100,000	23.17 27.83	TELECOM ITALIA STET INTERNATIONAL NETHERLANDS	51.00
A	- MED-1 IC-1(1999) Ltd (installation and maintenance of submarine cable IC1)	Tel Aviv (Israel)	ILS	1,000	99.99 0.01	MED-1 Ltd MED-1 ITALY	51.00
A	- MED-1 NETHERLANDS B.V. (holding company)	Amsterdam (Holland)	NLG	40,000	100.00	MED-1 Ltd	51.00
A	- MED-1 ITALY S.r.l. (installation and maintenance submarine cable systems in Italian seas)	Rome (Italy)	ITL	1,062,000,000	100.00	MED-1 NETHERLANDS B.V.	51.00
A	LATIN AMERICAN NAUTILUS S.A. (holding company)	Luxembourg	USD	60,000,000	70.00 10.00 10.00 10.00	TELECOM ITALIA ENTEL BOLIVIA ENTEL CHILE TELECOM ARGENTINA	76.40
A	- LATIN AMERICAN NAUTILUS Limited (installation and maintenance of submarine cable systems)	Dublin (Ireland)	USD	1,000,000	100.00	LATIN AMERICAN NAUTILUS S.A.	76.40
A	MEDITERRANEAN NAUTILUS S.A. (holding company)	Luxembourg	USD	30,000	99.97 0.03	TELECOM ITALIA Nominees	99.97
A	TELECOM ITALIA DO BRASIL S/C Ltda (telecommunications promotional services)	Rio de Janeiro (Brazil)	BRL	2,699,758	99.99 0.01	TELECOM ITALIA Nominees	99.99
A	TELECOM ITALIA NETHERLANDS B.V. (telecommunications services)	Amsterdam (Holland)	EUR	18,200	100.00	TELECOM ITALIA	100.00
A	TELECOM ITALIA OF NORTH AMERICA Inc. (telecommunications promotional services)	New York (USA)	USD	5,550,000	100.00	TELECOM ITALIA	100.00
A	TI BELGIUM S.P.R.L.-B.V.B.A. (telecommunications services)	Bruxelles (Belgium)	EUR	1,500,000	99.99 0.01	TELECOM ITALIA Nominees	99.99
A	TI FRANCE S.A.R.L. (telecommunications services)	Paris (France)	EUR	7,800	100.00	TELECOM ITALIA	100.00
A	TI GERMANY GmbH (telecommunications services)	Frankfurt (Germany)	EUR	25,000	100.00	TELECOM ITALIA	100.00
A	TI SWITZERLAND GmbH (telecommunications services)	Zurich (Switzerland)	CHF	20,000	95.00 5.00	TELECOM ITALIA Nominees	95.00
A	TI UNITED KINGDOM Ltd (telecommunications services)	London (UK)	GPB	1,000	100.00	TELECOM ITALIA	100.00

1764

Legend: A) Financial statements consolidated for entire year;
B) Balance sheet only consolidated;
C) Statement of income only consolidated.

(continued) List of companies consolidated on a line-by-line basis

	Name (type of business)	Head office		Share capital	%	held by	% held by Telecom Italia Group
A	TI WEB S.A. (holding company)	Luxembourg	USD	30,000	99.97 0.03	TELECOM ITALIA Nominees	99.97
A	TMI TELEMEDIA INTERNATIONAL ITALIA S.p.A. (acquisition of investments in Italian and international telecommunications companies and istitutions)	Rome (Italy)	EUR	86,511,459.20	100.00	TELECOM ITALIA	100.00
A	- TMI TELEMEDIA INTERNATIONAL NETHERLANDS B.V. (holding company)	Amsterdam (Holland)	NLG	40,000	100.00	TMI TELEMEDIA INTERNATIONAL ITALIA	100.00
A	- TMI TELEMEDIA INTERNATIONAL LUXEMBOURG S.A. (holding company)	Luxembourg	EUR	82,150,674	99.99 0.01	TMI TELEMEDIA INTERNATIONAL ITALIA Nominees	100.00
A	- TMI TELEMEDIA INTERNATIONAL Ltd (telecommunications services)	London (UK)	USD	379,400,225	100.00	TMI TELEMEDIA INTERNAT. LUXEMBOURG	100.00
A	- EURO DATACOM Ltd (telecommunications services)	Huddersfield (UK)	GBP	306,666	100.00	TMI TELEMEDIA INT. Ltd	100.00
A	- TMI – HUNGARY TRADING AND SERVICES Ltd (telecommunications services)	Budapest (Ungary)	HUF	3,000,000	100.00	TMI TELEMEDIA INT. Ltd	100.00
A	- TELEMEDIA INTERNATIONAL USA Inc. (telecommunications services)	New Jersey (USA)	USD	107,866,216	100.00	TMI TELEMEDIA INT. Ltd	100.00
A	- TELECOM MEDIA INTERNATIONAL ITALY-CANADA Inc. (telecommunications services)	Montreal (Canada)	CAD	952,100	100.00	TMI TELEMEDIA INT. Ltd	100.00
A	- TMI TELEMEDIA INTERNATIONAL DO BRASIL Ltda (telecommunications services)	San Paolo (Brazil)	BRL	2,443,217	99.99 0.01	TMI TELEMEDIA INT. Ltd Nominees	100.00
A	- TMI TELEMEDIA INTERNATIONAL HONG KONG Ltd (telecommunications services)	Hong Kong	HKD	540,480,247	99.99 0.01	TMI TELEMEDIA INT. Ltd TELEMEDIA INT. USA	100.00
	International Mobile Telecommunications						
A	- STET MOBILE HOLDING N.V. (holding company)	Amsterdam (Holland)	NLG	398,159,000	100.00	TELECOM ITALIA MOBILE	54.82
A	- BITEL PARTICIPACOES S.A. (holding company)	Rio de Janeiro (Brazil)	BRL	2,290,264,028	99.99 0.01	STET MOBILE HOLDING Nominees	54.82
A	- TELE CELULAR SUL PARTICIPACOES S.A. (holding company for operating companies providing mobile network services)	Curitiba (Brazil)	BRL	175,772,360.95	51.79	BITEL	10.56
A	- TELEPAR CELULAR S.A. (mobile telephony operator)	Curitiba (Brazil)	BRL	333,880,024.30	87.43	TELE CELULAR SUL	9.23
A	- TELESC CELULAR S.A. (mobile telephony operator)	Florianopolis (Brazil)	BRL	240,625,509.88	91.39	TELE CELULAR SUL	9.65
A	- CTMR CELULAR S.A. (mobile telephony operator)	Pelotas (Brazil)	BRL	21,251,917.26	81.32	TELE CELULAR SUL	8.59
A	- TELE NORDESTE CELULAR PARTICIPACOES S.A. (holding company for operating companies providing mobile network services)	Brasilia (Brazil)	BRL	108,842,588.19	51.79	BITEL	10.56
A	- TELEPISA CELULAR S.A. (mobile telephony operator)	Teresina (Brazil)	BRL	22,775,029.55	97.88	TELE NORDESTE CELULAR	10.34
A	- TELECEARA' CELULAR S.A. (mobile telephony operator)	Fortaleza (Brazil)	BRL	87,049,911.88	85.28	TELE NORDESTE CELULAR	9.01
A	- TELERN CELULAR S.A. (mobile telephony operator)	Natal (Brazil)	BRL	42,823,497.29	92.57	TELE NORDESTE CELULAR	9.78
A	- TELPA CELULAR S.A. (mobile telephony operator)	Joao Pessoa (Brazil)	BRL	42,268,926.78	95.08	TELE NORDESTE CELULAR	10.04
A	- TELPE CELULAR S.A. (mobile telephony operator)	Recife (Brazil)	BRL	108,688,270.74	95.06	TELE NORDESTE CELULAR	10.04

1765



Legend: A) Financial statements consolidated for entire year;
B) Balance sheet only consolidated;
C) Statement of income only consolidated.

(continued) List of companies consolidated on a line-by-line basis

	Name (type of business)	Head office		Share capital	%	held by	% held by Telecom Italia Group
A	- TELASA CELULAR S.A. (mobile telephony operator)	Maceio' (Brazil)	BRL	30,255,839.16	97.39	TELE NORDESTE CELULAR	10.28
A	- TIMNET.COM S.A. (mobile services)	Sao Paulo (Brazil)	BRL	18,000,000	50.00 50.00	TELE NORDESTE CELULAR TELE CELULAR SUL	10.56
B	- MAXITEL S.A. (license holder for mobile telecommunications in Bahia e Sergipe areas)	Belo Horizonte (Brazil)	BRL	677,679,703	43.15 46.85	STET MOBILE HOLDING BITEL	52.99
B	- MAXITEL TELECOMUNICACOES Ltda (mobile telephony operator)	Salvador-Bahia (Brazil)	BRL	1,000	99.99 0.01	MAXITEL S.A. Nominees	52.99
B	- OFFSHORE FINANCIAL & SECURITIES Inc. (mobile telephony operator)	Tortola (British Virgin Island)	USD	6,104,860	100.00	MAXITEL S.A.	52.99
A	- STET HELLAS TELECOMMUNICATIONS S.A. (operation of GSM services in Greece)	Athens (Greece)	GRD	36,300,000,000	58.14	STET MOBILE HOLDING	31.88
A	- TELEPOLIS SERVICES OF MOBILE TELEPHONY S.A. (mobile telephony)	Athens (Greece)	GRD	500,000,000	100.00	STET HELLAS	31.88
C	- U-MOBIL B.V. (1) (holding company)	Amsterdam (Holland)	NLG	77,240,000	100.00	STET MOBILE HOLDING	100.00
A	- TIM PERÙ S.A.C. (mobile telephony)	Lima (Perù)	PEN	652,231,998	100.00	STET MOBILE HOLDING	54.82
A	- TIM INTERNATIONAL B.V. (holding company)	Amsterdam (Holland)	EUR	20,000	100.00	TELECOM ITALIA MOBILE	54.82
B	- CORPORACION DIGITEL C.A. (mobile telecommunications services)	Caracas (Venezuela)	BOL	42,823,450,241	56.56	TIM INTERNATIONAL	31.01
	Information Technology Activities						
A	TI.IT-TELECOM ITALIA INFORMATION TECHNOLOGY S.p.A. (information and communication technology)	Rome (Italy)	ITL	50,000,000,000	100.00	TELECOM ITALIA	100.00
A	- NETIKOS S.p.A. (formerly Ditel Engineering) (consulting)	Rome (Italy)	ITL	5,000,000,000	100.00	TI.IT-TELECOM ITALIA I.T.	100.00
A	FINSIEL – Consulenza e Applicazioni Informatiche S.p.A. (conception and implementation of projects in information technology applications)	Rome (Italy)	ITL	116,132,400,000	77.19 0.63	TELECOM ITALIA SOGEI	77.68
A	- ASPASIEL S.r.l. (information systems)	Rome (Italy)	ITL	500,000,000	50.00	FINSIEL	38.84
A	- BANKSIEL – Società di Informatica e Organizzazione p.A. (design, installation, operation and maintenance of information systems for bank and insurance companies)	Milan (Italy)	ITL	20,000,000,000	55.50	FINSIEL	43.11
C	- BISIEL – Banca e Impresa Sistemi Elettronici S.p.A. (2) (multibank software)	Mantua (Italy)	ITL	8,000,000,000	51.00	BANKSIEL	21.99
A	- CARISIEL Sistemi Informativi Elettronici per il Settore Creditizio e Finanziario S.p.A. (electronic information systems for banking and financial industry)	Rende (Cosenza, Italy)	ITL	1,490,000,000	2.00 98.00	FINSIEL BANKSIEL	43.80
A	- CENTROSIEL S.p.A. (information systems)	Milan (Italy)	EUR	516,600	47.00	BANKSIEL	20.26
A	- CONSIEL – Società di Management Consulting e Formazione p.A. (corporate consulting and management services)	Milan (Italy)	ITL	9,900,000,000	90.50	FINSIEL	70.30
A	- ASKA S.r.l. (consulting)	Milan (Italy)	ITL	20,000,000	60.00	CONSIEL	42.18

(1) The percentage of share capital as at September 30, 2000.
(2) The percentage of share capital as at June 30, 2000.

1766

Legend: A) Financial statements consolidated for entire year;
B) Balance sheet only consolidated;
C) Statement of income only consolidated.

(continued) List of companies consolidated on a line-by-line basis

Name (type of business)	Head office		Share capital	%	held by	% held by Telecom Italia Group
A - CONSIEL DO BRASIL Ltda (formerly Finsiel do Brasil) (consulting and information systems)	Sao Paulo (Brazil)	BRL	222,223	99.99 0.01	CONSIEL Nominees	70.30
A - HITECO CONSULTANTS S.r.l. (consulting)	Milan (Italy)	ITL	50,000,000	60.00 40.00	CONSIEL Nominees	70.30
A - JMAC CONSIEL S.p.A. (data collection and analysis for systems sales and business)	Milan (Italy)	ITL	300,000,000	45.00	CONSIEL	31.64
A - EIS – Elettronica Ingegneria Sistemi S.p.A. (design, installation, operation and maintenance of sophisticated electronic systems)	Rome (Italy)	ITL	10,000,000,000	87.81	FINSIEL	68.21
A - FINSIEL ROMANIA S.r.l. (information systems)	Bucharest (Romania)	ROL	11,841,500,000	90.53	FINSIEL	70.33
A - INSIEL – Informatica per il Sistema degli Enti Locali S.p.A. (information systems)	Trieste (Italy)	ITL	15,000,000,000	52.00	FINSIEL	40.39
A - SIT – Sistemi Interportuali Trieste S.p.A. (information technologies, automation and company management services)	Trieste (Italy)	ITL	250,000,000	56.00	INSIEL	22.62
A - INTERSIEL – Società Interregionale Sistemi Informativi Elettronici S.p.A. (design, installation, operation and maintenance of information systems)	Rende (Cosenza, Italy)	ITL	2,000,000,000	100.00	FINSIEL	77.68
A - KRENESIEL S.p.A. – Società Sarda di Informatica (information systems)	Sassari (Italy)	ITL	5,000,000,000	41.00 10.00	FINSIEL INSIEL	35.89
A - SOGEI - Società Generale d'Informatica S.p.A. (information systems and related services for the Ministry of Finances and Italian and foreign public Administration)	Rome (Italy)	ITL	20,000,000,000	100.00	FINSIEL	77.68
A - TELE SISTEMI FERROVIARI S.p.A. (information systems)	Rome (Italy)	ITL	149,099,000,000	61.00	FINSIEL	47.39
A - SINTESIEL S.r.l. (information systems)	Rome (Italy)	ITL	250,000,000	88.00	TELE SISTEMI FERROVIARI	41.70
A - VENIS - Venezia Informatica e Sistemi S.p.A. (information systems for the municipality of Venice and other public entities)	Venice (Italy)	ITL	3,000,000,000	20.40 30.60	FINSIEL INSIEL	28.21
A NETSIEL - Networks Produttivi per Sistemi Informativi Elettronici S.p.A. (information products and production of software for sale)	Bari (Italy)	ITL	126,000,000,000	68.65 31.35	TELECOM ITALIA FINSIEL	93.00
A - SIBISIEL – Società di Informatica per la Banca e l'Impresa S.p.A. (information systems)	Bari (Italy)	ITL	2,000,000,000	90.20 9.80	NETSIEL SIBISIEL	93.00
A SODALIA S.p.A. (production of advanced software for telecommunications networks and services)	Trento (Italy)	ITL	6,000,000,000	100.00	TELECOM ITALIA	100.00
A - TELESOFT AMERICA Inc. (telecommunications software)	New Jersey (USA)	USD	700,000	100.00	SODALIA	100.00
A TELESOFT S.p.A. (telecommunications software)	Rome (Italy)	ITL	40,500,000,000	60.00 40.00	TELECOM ITALIA FINSIEL	91.07
B - EUSTEMA S.p.A. (design, research, development and marketing of software, information and online systems)	Rome (Italy)	ITL	600,000,000	67.33	TELESOFT	61.32
A - TECO SOFT ESPANA S.A. (telecommunications software)	Madrid (Spain)	ESP	60,000,000	100.00	TELESOFT	91.07
A - TELESOFT HELLAS S.A. (telecommunications software)	Athens (Greece)	GRD	20,000,000	100.00	TELESOFT	91.07
A - TELESOFT RUSSIA Z.A.O. (telecommunications software)	Moscow (Russia)	RUR	1,592,000	75.00	TELESOFT	68.30

1767



Legend: A) Financial statements consolidated for entire year;
B) Balance sheet only consolidated;
C) Statement of income only consolidated.

(continued) List of companies consolidated on a line-by-line basis

Name (type of business)	Head office		Share capital	%	held by	% held by Telecom Italia Group
Manufacturing Activities (3)						
C - ITALTEL S.p.A. (telecommunications systems)	Milan (Italy)	ITL	396,000,000,000	100.00	TELSI Ltd	100.00
C - ITALCOM – Sistemi Italiani di Commutazione S.p.A. (interactive television systems)	Milan (Italy)	ITL	200,000,000	100.00	ITALTEL	100.00
C - ITALTEL CERM Palermo S.c.p.A. (reserch)	Carini (Palermo, Italy)	ITL	4,122,500,000	90.00 10.00	ITALTEL CSELT	100.00
C - ITALTEL B.V. (marketing and finance)	Amsterdam (Holland)	NLG	4,000,000	100.00	ITALTEL	100.00
C - ITALTEL A.O. (telecommunications systems)	S. Petersburg (Russia)	RUR	20,000,000	100.00	ITALTEL B.V.	100.00
C - ITALTEL DE CHILE S.A. (telecommunications systems)	Santiago (Chile)	CLP	46,789,237	90.00 10.00	ITALTEL B.V. ITALTEL	100.00
C - ITALTEL NIGERIA Ltd (maintenance of telecommunications systems)	Lagos (Nigeria)	NGN	20,000	99.99 0.01	ITALTEL B.V. ITALTEL	100.00
C - ITALTEL S.A. (telecommunications systems)	Madrid (Spain)	ESP	675,000,000	100.00	ITALTEL B.V.	100.00
C - ITALTEL DE COSTA RICA S.A. (marketing)	San Josè (Costa Rica)	CRC	1,000,000	100.00	ITALTEL B.V.	100.00
C - ITALTEL KENIA Ltd (marketing)	Nairobi (Kenia)	SHS	500,000	99.99 0.01	ITALTEL B.V. ITALTEL	100.00
C - ITALTEL ARGENTINA (formerly Transdigi S.A.) (telecommunications systems)	Buenos Aires (Argentina)	ARS	2,093	96.00 4.00	ITALTEL B.V. ITALTEL	100.00
Installation activities (3)						
C SIRTI S.p.A. (design and installation of telecommunications and electrical services)	Milan (Italy)	ITL	220,000,000,000	48.98	TELECOM ITALIA	48.98
C - CONSTRUTEL MATRICIAL DE CHILE S.A. (design and installation of telecommunications services)	Santiago (Chile)	CLP	301,243,641	100.00	SIRTI	48.98
C - CONSTRUTEL PROJETOS E CONSTRUCOES Ltda (design and installation of telecommunications services)	Belo Horizonte (Brazil)	BRL	20,255,900	85.00	SIRTI	41.63
C - SIRTI GmbH (construction and maintenance of telecommunications systems)	Berlin (Germany)	DEM	20,000,000	100.00	SIRTI	48.98
C - SIRTI Ltd (construction and maintenance of telecommunications systems)	London (UK)	GBP	17,000,000	100.00	SIRTI	48.98
C - SIRTI S.A. (construction and maintenance of telecommunications systems)	Paris (France)	FRF	37,258,358	100.00	SIRTI	48.98
C - SIRTI BOLIVIA S.A. (construction and maintenance of telecommunications systems)	La Paz (Bolivia)	BOB	4,980,000	91.00	SIRTI	44.57
C - SEIRT Sociedad Española de Instalaciones Redes Telefonicas S.A. (construction and maintenance of telecommunications systems)	Madrid (Spain)	ESP	366,112,000	100.00	SIRTI	48.98
C - SIRTI ARGENTINA S.A. (construction and maintenance of telecommunications systems)	Buenos Aires (Argentina)	ARS	5,000,000	100.00	SIRTI	48.98
C - SIRTI POLSKA Sp.Zo.o (construction and maintenance of telecommunications systems)	Warsaw (Poland)	PLN	10,778,000	100.00	SIRTI	48.98
C - SIRTI PORTUGAL TELECOMUNICACOES S.A. (construction and maintenance of telecommunications systems)	Lisbon (Portugal)	PTE	1,200,000,000	99.00 1.00	SIRTI SEIRT	48.98
C - SETELCO S.A. (construction and maintenance of telecommunications systems)	Lugano (Switzerland)	CHF	50,000	100.00	SIRTI	48.98

(3) The percentage of share capital as at September 30, 2000.

1768

Legend: A) Financial statements consolidated for entire year;
B) Balance sheet only consolidated;
C) Statement of income only consolidated.

(continued) List of companies consolidated on a line-by-line basis

Name (type of business)	Head office		Share capital	%	held by	% held by Telecom Italia Group
Other activities						
A ATESIA – Telemarketing Comunicazione Telefonica e Ricerche di Mercato S.p.A. (telemarketing)	Rome (Italy)	ITL	6,100,000,000	100.00	TELECOM ITALIA	100.00
A CSELT – Centro Studi e Laboratori Telecomunicazioni S.p.A. (studies and reserch in telecommunications and electronics)	Turin (Italy)	EUR	618,000	100.00	TELECOM ITALIA	100.00
A EMSA – Società Immobiliare p.A. (real estate management)	Turin (Italy)	ITL	1,123,596,000	100.00	TELECOM ITALIA	100.00
A HUIT S.a.r.l. (holding company)	Luxembourg	ITL	10,619,650,000	78.04	TELECOM ITALIA	78.04
A - HUIT II S.a.r.l. (holding company)	Luxembourg	ITL	39,838,500,000	98.96	HUIT	77.22
A IMMSI S.p.A. (real estate management)	Turin (Italy)	ITL	220,000,000,000	45.31	TELECOM ITALIA	45.31
A PATH.NET S.p.A. (networking systems and telecommunications)	Rome (Italy)	ITL	50,000,000,000	99.99 0.01	TELECOM ITALIA SODALIA	100.00
A SAIAT – Società Attività Intermedie Ausiliarie Telecomunicazioni p.A. (financing)	Turin (Italy)	ITL	69,408,000,000	100.00	TELECOM ITALIA	100.00
A - TELIMM S.p.A. (real estate)	Turin (Italy)	ITL	8,238,730,000	79.42 0.58	SAIAT TELECOM ITALIA	80.00
A - TELSY Elettronica e Telecomunicazioni S.p.A. (manufacturing and sale of systems for encrypted telecommunications)	Turin (Italy)	ITL	750,000,000	100.00	SAIAT	100.00
A SARITEL S.p.A. (group factory for added value network services)	Pomezia (Rome, Italy)	EUR	11,445,360	100.00	TELECOM ITALIA	100.00
A SCUOLA SUPERIORE GUGLIELMO REISS ROMOLI S.p.A. (training)	L'Aquila (Italy)	ITL	3,000,000,000	100.00	TELECOM ITALIA	100.00
B SEAT PAGINE GIALLE S.p.A. (publishing and internet services)	Milan (Italy)	ITL	548,130,222,150	60.17 4.23 0.02	TELECOM ITALIA HUIT II SARITEL	58.89
B - DATABANK S.p.A. (marketing)	Milan (Italy)	ITL	1,820,000,000	93.46	SEAT PAGINE GIALLE	55.04
B - DBK S.A. (marketing)	Madrid (Spain)	ESP	16,500,000	99.99	DATABANK S.p.A.	55.03
B - DATABANK WETTBEWERBS MARKT-UND FINANZANALYS Gmbh (marketing)	Darmastad (Germany)	DEM	1,700,000	60.00	DATABANK S.p.A.	33.02
B - DATABANK CONSULTING S.p.A. (marketing)	Milan (Italy)	ITL	500,000,000	100.00	DATABANK S.p.A.	55.04
B - EUREDIT S.A. (realization, promotion and marketing european technology of commerce annual "Europages")	Paris (France)	FRF	2,500,000	84.99	SEAT PAGINE GIALLE	50.05
B - FINANZIARIA WEB S.p.A. (financing)	Turin (Italy)	ITL	35,235,904,000	60.00	SEAT PAGINE GIALLE	35.33
B - MATRIX S.p.A. (internet services)	Milan (Italy)	ITL	2,200,000,000	66.00 0.70	FINANZIARIA WEB SEAT PAGINE GIALLE	23.73
B - GIALLO MARKET S.r.l. (owner of Virgilio.it)	Milan (Italy)	EUR	900,000	100.00	MATRIX	23.73
B - GOALLARS B.V. (internet services)	Amsterdam (Holland)	EUR	100,000	55.00	MATRIX	13.05
B - KMATRIX S.r.l. (consulting)	Milan (Italy)	EUR	100,000	100.00	MATRIX	23.73
B - OLÀ S.r.l. (advertising on line)	Milan (Italy)	ITL	20,000,000	51.00	MATRIX	12.10

1769



Legend: A) Financial statements consolidated for entire year;
B) Balance sheet only consolidated;
C) Statement of income only consolidated.

(continued) List of companies consolidated on a line-by-line basis

	Name (type of business)	Head office		Share capital	%	held by	% held by Telecom Italia Group
B	- ZDNET ITALIA S.r.l. (internet services)	Milan (Italy)	EUR	400,000	51.00	MATRIX	12.10
B	- FINSATEL S.r.l. (holding company)	Rome (Italy)	ITL	266,000,000	100.00	SEAT PAGINE GIALLE	58.89
B	- GIALLO DAT@ S.p.A. (services of direct marketing; creation, management and marketing of data bank)	Turin (Italy)	EUR	6,500,000	100.00	SEAT PAGINE GIALLE	58.89
B	- DOMINO RESEARCH S.r.l. (data processing geomarketing sector)	Milan (Italy)	ITL	90,000,000	60.00	GIALLO DAT@	35.33
B	- DWI S.p.A. (design, realization software)	Verona (Italy)	EUR	500,000	51.00	GIALLO DAT@	30.03
B	- FINANZA E GESTIONE S.r.l. (design, management and marketing of banking sector data bank)	Milan (Italy)	ITL	150,000,000	60.00	GIALLO DAT@	35.33
B	- PHARMASOFT CONSULTING S.r.l. (design, management and marketing of pharmaceutical sector data bank)	Rome (Italy)	ITL	2,000,000,000	60.00	GIALLO DAT@	35.33
B	- PUBBLIBABY S.p.A. (design, management and marketing of native sector data bank)	Cusago (Milan, Italy)	EUR	100,000	61.00	GIALLO DAT@	35.62
B	- GIALLO LAVORO S.p.A. (research, selection and training of human resources)	Turin (Italy)	EUR	100,000	100.00	SEAT PAGINE GIALLE	58.89
B	- GIALLO PROFESSIONAL PUBLISHING S.p.A. (publishing, typographic and graphic marketing, advertising)	Turin (Italy)	EUR	100,000	100.00	SEAT PAGINE GIALLE	58.89
B	- QUASAR E ASSOCIATI S.r.l. (publishers)	Milan (Italy)	EUR	20,408	51.00	GIALLO PROFESSIONAL PUBLISHING	30.03
B	- EDITORIALE QUASAR S.r.l. (publishers)	Milan (Italy)	ITL	20,000,000	100.00	QUASAR E ASSOCIATI	30.03
B	- GIALLO VIAGGI.it S.p.A. (reserch, development, production of information and telematic products for tourism)	Turin (Italy)	EUR	100,000	100.00	SEAT PAGINE GIALLE	58.89
B	- GRUPPO BUFFETTI S.p.A. (products cartotecnici stampa poligrafica editoria)	Rome (Italy)	ITL	22,725,000,000	96.28	SEAT PAGINE GIALLE	56.70
B	- INDUSTRIAL SERVICE S.p.A. (wholesale magnetic stand)	Lecco (Italy)	ITL	1,500,000,000	84.00	GRUPPO BUFFETTI	47.63
B	- IS PRODUCTS S.p.A. (marketing of office automation)	Pogliano Milanese (Milan, Italy)	ITL	18,000,000,000	72.22 27.78	INDUSTRIAL SERVICES GRUPPO BUFFETTI	50.15
B	- INCAS PRODUCTIONS S.r.l. (wholesale production and marketing of office consumable products)	Venaria Reale (Turin, Italy)	ITL	1,000,000,000	100.00	IS PRODUCTS	50.15
B	- MAGIQ 32 S.r.l. (wholesale of paper and millboard)	Rome (Italy)	ITL	1,000,000,000	100.00	GRUPPO BUFFETTI	56.70
B	- SK DIRECT S.r.l. (graphic arts)	Rome (Italy)	ITL	4,621,000,000	4.31 95.69	GRUPPO BUFFETTI INDUSTRIAL SERVICES	48.02
B	- OR.MA. INFORMATICA S.r.l. (wholesale information products)	Milan (Italy)	ITL	20,000,000	100.00	SK DIRECT	48.02
B	- ITALBIZ.COM Inc. (internet services)	California (USA)	USD	13,800	72.46	SEAT PAGINE GIALLE	42.67
B	- KOMPASS ITALIA S.p.A. (publishing annuals, sale telematic products)	Turin (Italy)	ITL	2,739,744,000	100.00	SEAT PAGINE GIALLE	58.89
B	- POLIX S.p.A. (recording, elaboration e pubblishing of public opinion poll)	Milan (Italy)	ITL	200,000,000	55.00	SEAT PAGINE GIALLE	32.39
B	- TDL INFOMEDIA Limited (holding)	Hampshire (UK)	GBP	139,509.21	99.60	SEAT PAGINE GIALLE	58.65

1770

Legend: A) Financial statements consolidated for entire year;
B) Balance sheet only consolidated;
C) Statement of income only consolidated.

(continued) List of companies consolidated on a line-by-line basis

	Name (type of business)	Head office		Share capital	%	held by	% held by Telecom Italia Group
B	- TDL INFOMEDIA FINANCE Limited (holding)	Hampshire (UK)	GBP	9,734.09	100.00	TDL INFOMEDIA Ltd	58.65
B	- TDL INFOMEDIA HOLDINGS PLC (holding)	Hampshire (UK)	GBP	397,126.43	100.00	TDL INFOMEDIA FINANCE	58.65
B	- TDL INFOMEDIA GROUP PLC (holding)	Hampshire (UK)	GBP	624,576.64	100.00	TDL INFOMEDIA HOLDINGS	58.65
B	- TDL GROUP Limited (holding)	Hampshire (UK)	GBP	89,864.25	100.00	TDL INFOMEDIA GROUP Plc	58.65
B	- THOMSON DIRECTORIES Limited (pubblishing and marketing directories)	Hampshire (UK)	GBP	1,340,000	100.00	TDL GROUP Ltd	58.65
B	- BUSINESS INFORMATION GROUP Limited (pubblishing and marketing directories)	Hampshire (UK)	GBP	1	100.00	THOMSON DIRECTORIES	58.65
B	- FOREST RENTAL SERVICES Limited (pubblishing and marketing directories)	Hampshire (UK)	GBP	2	100.00	THOMSON DIRECTORIES	58.65
B	- HILL CLEANING SERVICES Ltd (pubblishing and marketing directories)	Hampshire (UK)	GBP	2	100.00	THOMSON DIRECTORIES	58.65
B	- HILL ENTERPRISES Limited (pubblishing and marketing directories)	Hampshire (UK)	GBP	2	100.00	THOMSON DIRECTORIES	58.65
B	- INFOMEDIA GROUP Limited (pubblishing and marketing directories)	Hampshire (UK)	GBP	2	100.00	THOMSON DIRECTORIES	58.65
B	- INFONATION Limited (pubblishing and marketing directories)	Hampshire (UK)	GBP	1	100.00	THOMSON DIRECTORIES	58.65
B	- LAKE BUILDING SERVICES Limited (pubblishing and marketing directories)	Hampshire (UK)	GBP	2	100.00	THOMSON DIRECTORIES	58.65
B	- PEAK MAINTENANCE SERVICES Limited (pubblishing and marketing directories)	Hampshire (UK)	GBP	2	100.00	THOMSON DIRECTORIES	58.65
B	- THOMSON DIRECTORIES PENSION COMPANY Limited (pubblishing and marketing directories)	Hampshire (UK)	GBP	2	100.00	THOMSON DIRECTORIES	58.65
B	- TELEGATE HOLDING GmbH (holding company)	Martinsried (Germany)	DEM	51,000	51.37	SEAT PAGINE GIALLE	30.25
B	- TELEGATE A.G. (internet services)	Martinsried (Germany)	EUR	12,730,000	50.99 13.54	TELEGATE HOLDING SEAT PAGINE GIALLE	23.40
B	- 11880.com GmbH (internet services)	Martinsried (Germany)	EUR	25,000	100.00	TELEGATE A.G.	23.40
B	- DATAGATE GmbH (call center services)	Martinsried (Germany)	EUR	25,000	100.00	TELEGATE A.G.	23.40
B	- TELEGATE ANKLAM GmbH (internet services)	Anklam (Germany)	DEM	50,000	100.00	TELEGATE A.G.	23.40
B	- TELEGATE CALL CENTER GmbH (call center services)	Martinsried (Germany)	EUR	25,000	100.00	TELEGATE A.G.	23.40
B	- PHONECOM GmbH (call center services)	Munchen (Germany)	EUR	77,000	50.68	TELEGATE CALL CENTER	11.86
B	- MEDIA EVOLUTION GmbH (call center services)	Munchen (Germany)	DEM	60,000	100.00	PHONECOM	11.86
B	- TGT HOLDING B.V. (call center services)	Schipol (Holland)	EUR	18,200	100.00	TELEGATE A.G.	23.40
B	- TELEGATE COMMUNICATION SYSTEMS S.A. (call center services)	Madrid (Spain)	EUR	61,000	99.00 1.00	TGT HOLDING TELEGATE A.G.	23.40
B	- TELEGATE ITALIA S.r.l. (call center services)	Milan (Italy)	EUR	129,000	95.00	TGT HOLDING	22.23

1771

Legend: A) Financial statements consolidated for entire year;
B) Balance sheet only consolidated;
C) Statement of income only consolidated.

(continued) List of companies consolidated on a line-by-line basis

	Name (type of business)	Head office		Share capital	%	held by	% held by Telecom Italia Group
B	- TELEGATE Inc. (call center services)	Texas (USA)	USD	1,000	100.00	TGT HOLDING	23.40
B	- TELEGATE Ltd (call center services)	London (UK)	GBP	50,000	100.00	TGT HOLDING	23.40
B	- TICKETONE S.p.A. (tickets sale)	Milan (Italy)	EUR	500,000	50.10	SEAT PAGINE GIALLE	29.50
A	SOFTE S.A. (financing)	Luxembourg	USD	100,000,000	99.99 0.01	TELECOM ITALIA SAIAT	100.00
A	- SOGERIM S.A. (marketing and financing)	Luxembourg	EUR	525,000	99.95 0.05	SOFTE SAIAT	100.00
A	TELE PAY ROLL SERVICES S.p.A. (information payroll services)	Rome (Italy)	ITL	2,500,000,000	100.00	TELECOM ITALIA	100.00
A	TELSI (holding companies for telecommunications)	London (UK)	GBP	1,119,364,000	100.00	TELECOM ITALIA	100.00
A	TRAINET S.p.A. (development, operation and sales of lines teaching systems)	Rome (Italy)	ITL	1,305,800,000	100.00	TELECOM ITALIA	100.00

1772

LIST OF COMPANIES CONSOLIDATED BY THE PROPORTIONAL METHOD

Name (type of business)	Head office	Share capital		%	held by	% held by Telecom Italia Group
Satellite Telecommunications - Italy						
VIASAT S.p.A. (design and testing of advanced technologies in data transmission and data processing)	Rome (Italy)	EUR	2,425,956	33.54 16.46	SEAT PAGINE GIALLE FINSATEL	29.44
- VIASAT ASSISTANCE S.p.A. (telecommunications sales and operation)	Rome (Italy)	ITL	1,200,000,000	100.00	VIASAT	29.44
International Telecommunications						
NORTEL INVERSORA S.A. (holding company)	Buenos Aires (Argentina)	ARS	80,942,695	32.50 17.50	TELECOM ITALIA STET INTERNATIONAL NETHERLANDS	25.52
- TELECOM ARGENTINA STET-FRANCE TELECOM S.A. (telecommunications services)	Buenos Aires (Argentina)	ARS	984,380,978	54.74	NORTEL INVERSORA	13.97
- PUBLICOM S.A. (telecommunications services)	Buenos Aires (Argentina)	ARS	16,000,000	99.99 0.01	TELECOM ARGENTINA NORTEL INVERSORA	13.97
- TELECOM PERSONAL S.A. (telecommunications services)	Buenos Aires (Argentina)	ARS	310,514,481	99.99 0.01	TELECOM ARGENTINA PUBLICOM	13.97
- CABLE INSIGNIA S.A. (telecommunications services)	Asunción (Paraguay)	Guaranies	10,000,000,000	75.00	TELECOM PERSONAL	10.48
- NUCLEO S.A. (telecommunications services)	Asunción (Paraguay)	Guaranies	60,000,000,000	67.50	TELECOM PERSONAL	9.43
- TELECOM INTERNET S.A. (internet services)	Buenos Aires (Argentina)	USD	12,000	98.00 2.00	TELECOM ARGENTINA PUBLICOM	13.97
- MICROSISTEMAS S.A. (telecommunications services)	Buenos Aires (Argentina)	ARS	210,000	99.99 0.01	TELECOM INTERNET PUBLICOM	13.97

1773



LIST OF COMPANIES CONSOLIDATED BY THE EQUITY METHOD

Name (type of business)	Head office		Share capital	%	held by	% held by Telecom Italia Group
SUBSIDIARIES						
BUFFETTI S.r.l. sole director (retail trade of stationary, books, office kits)	Rome (Italy)	ITL	20,000,000	100.00	GRUPPO BUFFETTI	56.70
EDOTEL S.p.A. (holding company)	Turin (Italy)	ITL	2,000,000,000	60.00 40.00	TELECOM ITALIA TELECOM ITALIA MOBILE	81.93
RARTEL S.A. (construction and management of telecommunications network in Romania)	Bucharest (Romania)	ROL	4,685,000,000	50.06 1.00	TELESPAZIO TELEO	51.06
STET FRANCE S.A. (holding company)	Paris (France)	FRF	6,000,000	99.99 0.01	9 TELECOM RESEAU Nominees	93.98
TELEFONIA MOBILE SAMMARINESE S.p.A. (mobile telecommunications)	Republic of S. Marino	ITL	150,000,000	51.00	INTELCOM S.MARINO	35.70
TELEOS B.V. (operative holding company)	Amsterdam (Holland)	NLG	40,000	100.00	TELESPAZIO	100.00
TELEOS INTERNATIONAL B.V. (marketing of products and services for satellite mobile communications)	Amsterdam (Holland)	NLG	40,000	100.00	TELEOS	100.00
TELECOM ITALIA Gmbh (holding company)	Wien (Austria)	ATS	500,000	100.00	TELECOM ITALIA	100.00
TELECOM ITALIA CAPITAL S.A. (financing)	Luxembourg	USD	30,000	99.97 0.03	TELECOM ITALIA Nominees	99.97
AFFILIATED COMPANIES						
ARSMOVENDI.COM A.G. (internet services)	Munchen (Germany)	EUR	150,000	33.33	TELEGATE A.G.	7.80
ASCAI SERVIZI S.r.l. (promotion of communications strategies and process)	Rome (Italy)	ITL	142,000,000	35.21	SAIAT	35.21
ASTELIT Ltd (telecommunications services)	Moscow (Russia)	RUR	500	50.00	TELECOM ITALIA	50.00
ASTROLINK INTERNATIONAL LLC (satellite telecommunications services)	Delaware (Usa)	USD	1,350,100,000	18.52	TELESPAZIO LUXEMBURG	18.52
AUNA- Operadores de telecomunicaciones S.A. (holding of telecommunications companies)	Barcelona (Spain)	ESP	89,707,660,000	22.76 7.24	STET INTERNATIONAL NETHERLANDS STET MOBILE HOLDING	26.73
BOUYGUES DECAUX TELECOM S.A. (holding company)	Guyancourt (France)	FRF	1,931,471,800	19.61	STET MOBILE HOLDING	10.75
BOUYGUES TELECOM S.A. (mobile telecommunications)	Velizy Villacoublay (France)	FRF	3,679,000,000	55.00	BDT BOUYGUES DECAUX TELECOM	5.91
BRASIL TELECOM PARTICIPACOES S.A. (holding companies for investments in wireline telecommunications companies in various Brazilian states)	Brasilia (Brazil)	BRL	1,993,609,334	51.79	SOLPART	7.11
BROAD BAND SERVICE S.A. (production and sales of multimedia services)	Republic of S. Marino	ITL	500,000,000	20.00 20.00	INTELCOM S.MARINO STREAM	24.00
CARTESIA-Cartografia digitale S.p.A (design, realization, marketing of numeric cartography)	Rome (Italy)	ITL	200,000,000	50.00	TELECOM ITALIA	50.00
CECCHI GORI COMMUNICATIONS S.p.A. (production, marketing on tv and press)	Rome (Italy)	ITL	9,805,000,000	25.00	SEAT PAGINE GIALLE	14.72
CRUED Servizi Informatici S.p.A. (information systems)	Perugia (Italy)	ITL	3,000,000,000	49.00	FINSIEL	38.06

1774

(continued) List of companies consolidated by the equity method

Name (type of business)	Head office		Share capital	%	held by	% held by Telecom Italia Group
CYGENT Inc. (development and marketing software)	California (USA)	USD	28,708,549	22.48	TELECOM ITALIA	22.48
DATASIEL – Sistemi e Tecnologie di Informatica S.p.A. (data processing products and services for public administration Agencies, institutions and enterprises under Ligurian Regional Law n. 17/85)	Genoa (Italy)	ITL	5,000,000,000	50.00	FINSIEL	38.84
DATASPAZIO - S.p.A. (computational software and hardware development and sale)	Rome (Italy)	ITL	980,000,000	49.00	TELESPAZIO	49.00
DISCOVERITALIA S.p.A. (communication systems)	Novara (Italy)	ITL	10,000,000,000	25.00	SEAT PAGINE GIALLE	14.72
EISYS S.p.A. (information systems)	Rome (Italy)	ITL	1,200,000,000	25.00	EIS	17.05
ELETTROCLIK S.p.A. (production of software managerial automation)	Milan (Italy)	ITL	200,000,000	20.00 20.00	SEAT PAGINE GIALLE WISEQUITY	11.78
ENTEL CHILE S.A. (telecommunications services)	Santiago (Chile)	CLP	367,045,650,291	26.16	STET INTERNATIONAL NETHERLANDS	26.16
ESRI ITALIA S.p.A. (development and distribution of GIS products and services and related and related software packages)	Rome (Italy)	ITL	500,000,000	49.00	SEAT PAGINE GIALLE	28.86
EURODIRECTORY S.A. (management publishing companies of annuals Kompass)	Luxembourg	NLG	3,580,000	50.00	SEAT PAGINE GIALLE	29.45
ETEC S.A. – Empresa de Telecomunicaciones de Cuba S.A. (telecomunication services)	La Habana (Cuba)	USD	1,441,900,000	29.29	STET INTERNATIONAL NETHERLANDS	29.29
EXPERT SYSTEM S.p.A. (development liguistic software)	Modena (Italy)	ITL	276,923,000	35.00	MATRIX	8.31
FINTECH FINANZIARIA TECNOLOGICA S.p.A. (minority interests holding in small and medium sized companies)	Turin (Italy)	ITL	50,000,000,000	50.00	TELECOM ITALIA	50.00
GAY.IT S.p.A. (internet services)	Pisa (Italy)	EUR	1,000,000	22.50	MATRIX	5.34
GLB SERVICOS INTERATIVOS S.A. (internet services)	Rio de Janeiro (Brazil)	BRL	100,000,000	30.00	TI WEB	29.99
GENERAL ELECTRIC INFORMATION SERVICES S.p.A. (added value information services)	Milan (Italy)	ITL	2,450,000,000	40.00	TELECOM ITALIA	40.00
GEOWEB S.p.A. (information systems)	Rome (Italy)	ITL	1,000,000,000	40.00	SOGEI	20.51
GOLDEN LINES INTERNATIONAL COMMUNICATIONS SERVICES Ltd (long distance telephony services)	Ramat Gan (Israel)	ILS	3,000,000	26.40	GOLDEN NETHERLANDS	26.40
IMSER S.p.A. (real estate management)	Turin (Italy)	ITL	280,000,000,000	40.00	TELECOM ITALIA	40.00
INFORMATICA TRENTINA S.p.A. (design, installation, management and maintenance of information systems)	Trento (Italy)	ITL	6,000,000,000	40.41	FINSIEL	31.39
IRIDIUM SERVICES EUROPE VERWALTUNG GmbH (Iridium Service Europe GmbH management)	Düsseldorf (Germany)	DEM	50,000	34.00	IRIDIUM ITALIA	28.62
IS TIM TELEKOMUNIKASYON-HZMETLERI A.S. (mobile telecommunications)	Istanbul (Turkey)	TRL	355,000,000,000,000	49.00	TIM INTERNATIONAL	26.86



(continued) List of companies consolidated by the equity method

Name (type of business)	Head office		Share capital	%	held by	% held by Telecom Italia Group
ITALTEL HOLDING S.p.A. (holding company)	Milan (Italy)	ITL	216,160,000,000	19.90	SOGERIM	19.90
KIMTRAVEL CONSULTING A.G. (internet services)	Munchen (Germany)	EUR	69,493	33.33	TELEGATE A.G.	7.80
LOCALPORT S.p.A. (internet services)	Ivrea (Italy)	ITL	670,000,000	22.40	CSELT	22.40
LOTTOMATICA S.p.A. (automation system for State lottery)	Rome (Italy)	EUR	63,335,000	25.50	SOGEI	19.81
MAREMS-V & D SERVICE S.A. (provision of satellite services for mobile voice communications using vehicle-mounted terminals)	Moscow (Russia)	RUR	7,135,500	49.00	TELESPAZIO	49.00
MIA ECONOMIA.com S.r.l. (publishing development in the area del personal finance)	Milan (Italy)	EUR	1,500,000	30.00	MATRIX	7.12
MOBILKOM AUSTRIA A.G. (GSM mobile telecommunications provider)	Wien (Austria)	ATS	1,000,000,000	25.00 75.00	STET MOBILE HOLDING TELEKOM AUSTRIA	32.46
MOBILSAFE A.G. (internet services)	Meerbusch (Germany)	EUR	150,000	33.33	11180.com	7.80
MONDUS Ltd (development data bank and internet market place)	Oxford (UK)	GBP	1,879.9	46.44	SEAT PAGINE GIALLE	27.35
MULTIMEDIA CABLE S.A. (holding company for investments in companies dealing with telecommunications and audiovisual systems)	Barcelona (Spain)	ESP	1,936,000,000	44.00	STET INTERNATIONAL NETHERLANDS	44.00
NETCO REDES S.A. (provider of telecommunications infrastructures)	Madrid (Spain)	ESP	1,004,680,000	30.00	STET INTERNATIONAL NETHERLANDS	30.00
NETEX S.r.l. (management license of software of Netex Ltd)	Milan (Italy)	EUR	10,000	50.00	MATRIX	11.87
PRAXIS CALCOLO S.p.A. (technical and organizational services for automatic data processing)	Milan (Italy)	EUR	1,080,000	22.00	FINSIEL	17.09
SAPED – Stùdio Analisi Programmazione Elaborazione Dati S.p.A. (information systems)	Siena (Italy)	ITL	2,000,000,000	20.00	BANKSIEL	8.62
SAPENDI S.p.A. (realization and marketing of publishing, grafic, and data bank products and services)	Novara (Italy)	ITL	10,000,000,000	25.00	SEAT PAGINE GIALLE	14.72
SIEMENS INFORMATICA S.p.A. (sale, leasing and maintenance of data processing systems)	Milan (Italy)	EUR	6,192,000	49.00	TELECOM ITALIA	49.00
SIOSISTEMI S.p.A. (systems networking with special enphasis on the design of LAN and WAN systems and related hardware support systems)	Brescia (Italy)	ITL	500,000,000	40.00	TELECOM ITALIA	40.00
SISPI S.p.A. (information systems for the municipality of Palermo and other private and public entities)	Palermo (Italy)	ITL	4,000,000,000	49.00	FINSIEL	38.06
SITEBA Sistemi Telematici Bancari S.p.A. (support services for payments systems)	Milan (Italy)	ITL	5,000,000,000	30.00	TELECOM ITALIA	30.00
SOLPART PARTICIPACOES S.A. (holding company of Brasil Telecom Partecipacoes S.A.)	Rio de Janeiro (Brazil)	R$	2,126,000,000	38.00	STET INTERNATIONAL NETHERLANDS	38.00
STREAM S.p.A. (multimedia services)	Rome (Italy)	ITL	816,040,000,000	50.00	TELECOM ITALIA	50.00
STT – SOCIETÀ TRASPORTO TELEMATICO S.p.A. (online transport services provider)	Verona (Italy)	ITL	10,000,000,000	40.00	TELECOM ITALIA	40.00

1776

(continued) List of companies consolidated by the equity method

Name (type of business)	Head office		Share capital	%	held by	% held by Telecom Italia Group
TDL BELGIUM S.A. (publishing e marketing of directories)	Bruxelles (Belgium)	FB	100,000,000	47.00	THOMSON DIRECTORIES	27.57
TELELEASING – Leasing di Telecomunicazioni e Generale S.p.A. (financial leasing of real estate and other assets)	Turin (Italy)	ITL	18,977,770,000	20.00	SAIAT	20.00
TELEKOM AUSTRIA A.G. (wireline telephony)	Wien (Austria)	EUR	1,090,500,000	29.78	STET INTERNATIONAL NETHERLANDS	29.78
TELEKOM SRBIJA a.d. (wireline telephony)	Belgrade (Serbia)	YUN	10,907,385,234	29.00	STET INTERNATIONAL NETHERLANDS	29.00
TRADECOM – Soluzioni avanzate per il commercio, il turismo e i servizi S.p.A. (services related to telecommunications, information and multimedia technologies)	Rome (Italy)	ITL	500,000,000	24.50 24.50	FINSIEL SARITEL	43.53
UBA – NET S.A. (teledidactic services)	Buenos Aires (Argentina)	ARS	1,430,000	50.00	TRAINET	50.00
WEBEGG S.p.A. (information systems)	Ivrea (Turin, Italy)	EUR	33,107,000	30.20 19.80	FINSIEL TI.IT-TELECOM ITALIA I.T.	43.26

1777



LIST OF OTHER INVESTMENTS IN SUBSIDIARIES AND AFFILIATED COMPANIES

Name	Head office		Share capital	%	held by
SUBSIDIARIES					
9 TELECOM WEB EURL	Boulogne Billancourt (France)	EUR	8,000	100.00	9 TELECOM RESEAU
9 TELECOM PORTAIL EURL	Boulogne Billancourt (France)	EUR	8,000	100.00	9 TELECOM RESEAU
CONSULTEL S.p.A. (in liquidation)	Rome (Italy)	ITL	2,594,340,000	100.00	TELECOM ITALIA
CZECH COMMUNICATION COMPANY A.S. (in liquidation)	Prague (Czech Rep.)	CSK	1,000,000	100.00	ETI
DATABANK Ltd (in liquidation)	London (UK)	GBP	230,000	99.99	DATABANK
DMR CONSIEL S.p.A. (in liquidation)	Rome (Italy)	ITL	500,000,000	51.00	CONSIEL
e-GEOS S.p.A.	Matera (Italy)	EUR	105,000	51.00 1.00 2.00	TELESPAZIO FINSIEL EURIMAGE
EMMEDI 97 S.r.l. sole shareholder (in liquidation)	Rome (Italy)	ITL	20,000,000	100.00	GRUPPO BUFFETTI
FINSIEL HELLAS S.A. (in liquidation)	Koropi (Greece)	GRD	230,000,000	91.00	FINSIEL
GIALLO e.com S.p.A.	Turin (Italy)	EUR	100,000	100.00	SEAT PAGINE GIALLE
GIALLO VOICE S.p.A.	Turin (Italy)	EUR	100,000	99.00	SEAT PAGINE GIALLE
GIALLO WEB S.r.l.	Milan (Italy)	EUR	10,000	100.00	SEAT PAGINE GIALLE
IC SOFT S.p.A. (in liquidation)	Naples (Italy)	ITL	200,000,000	100.00	FINSIEL
IL CENTRO CONTABILE S.p.A. (in liquidation)	Rome (Italy)	ITL	4,379,426,000	89.70	GRUPPO BUFFETTI
INCAS FRANCE S.A. (in liquidation)	Asnieres (France)	FRF	19,168,900	100.00	IS PRODUCTS
IREOS S.p.A. (in liquidation)	Rome (Italy)	ITL	200,000,000	100.00	TELECOM ITALIA
LATIN AMERICAN NAUTILUS ARGENTINA S.A.	Buenos Aires (Argentina)	ARS	12,000	99.99 0.01	LATIN AMERICAN NAUTILUS S.A. Nominees
MARKET & INDUSTRY ANALYSTS S.A.	Bruxelles (Belgium)	FB	4,340,000	80.00 20.00	DATABANK DATABANK CONSULTING
MC LINK S.p.A.	Rome (Italy)	ITL	2,311,000,000	66.00	SEAT PAGINE GIALLE
MEDITERRANEAN BROAD BAND ACCESS S.A.	Creta (Greece)	GRD	4,000,000,000	60.00	STET INTERNATIONAL NETHERLANDS
MEDITERRANEAN NAUTILUS ITALY S.p.A.	Rome (Italy)	EUR	100,000	100.00	MEDITERRANEAN NAUTILUS Ltd
MEDITERRANEAN NAUTILUS ISRAEL Ltd	Tel Aviv (Israel)	ILS	1,000	100.00	MEDITERRANEAN NAUTILUS Ltd
NETHERTELEC S.A.	Quito (Ecuador)	XAF	40,000,000	99.99 0.01	STET INTERNATIONAL NETHERLANDS Nominees
NICKEL ACQUISITION CORPORATION	New York (Usa)	USD	1	100.00	SOGERIM
SCS COMUNICAZIONE INTEGRATA S.p.A. (in liquidation)	Rome (Italy)	ITL	1,200,000,000	100.00	SEAT PAGINE GIALLE
SEAT CAPITAL INVESTMENTS S.A.	Luxembourg	EUR	4,300,000	99.99	SEAT PAGINE GIALLE
TELECOM ITALIA IRELAND LIMITED	Dublin (Ireland)	EUR	2	100.00	TELECOM ITALIA
TELEHOUSE-INTERNET EXCHANGE S.A.	Gualdicciolo (Rep. S. Marino)	ITL	3,000,000,000	70.00	INTELCOM

1778

(continued) List of other investments in subsidiaries and affiliated companies

Name	Head office		Share capital	%	held by
T.I.SCOM S.A. (in liquidation)	Curitiba (Brazil)	BRL	7,735,000	51.00	TELESPAZIO
VALORIUS S.A.	Boulogne Billancourt (France)	FRF	250,000	100.00	9 TELECOM RESEAU
AFFILIATED COMPANIES					
BIBOP RESEARCH INT. S.p.A.	Milan (Italy)	ITL	1,000,000,000	41.20	SEAT PAGINE GIALLE
CESEN S.p.A.	Genoa (Italy)	ITL	1,219,000,000	39.00	CONSIEL
CITEL - Corporacion Interamericana de Telecomunicaciones S.A.	Monterrey (Mexico)	MXN	2,073,729,933	25.00	STET INTERNATIONAL NETHERLANDS
COMETEL Societe Espagnole	Bilbao (Spain)	EUR	35,000	40.00	JET MULTIMEDIA HOSTING
COSER S.c.p.A.	Catanzaro (Italy)	ITL	40,000,000	20.00	TRAINET
CZECH TELESPAZIO S.r.l. (in liquidation)	Prague (Czech Rep.)	CSK	1,500,000	40.00	TELECOM ITALIA
EXCITE ITALIA B.V.	Amsterdam (Holland)	NLG	100,000	50.00	SEAT PAGINE GIALLE
L'UFFICIO MODERNO S.r.l.	Florence (Italy)	ITL	20,000,000	15.00 15.00	GRUPPO BUFFETTI IL CENTRO CONTABILE
INFOMOBILITY Inc.	Delaware (USA)	USD	10	100.00	VIASAT
IRIDIUM SERVICES EUROPE GmbH & CO.KG (in liquidation)	Düsseldorf (Germany)	DM	29,000,000	34.00	IRIDIUM ITALIA
LABIA SERVICES S.p.A. (in liquidation)	Rome (Italy)	ITL	120,000,000,000	33.00 1.00	SAIAT FINSIEL
NETRIA S.A.	Lyon (France)	FRF	758,500	34.00	JET MULTIMEDIA
NORCABLE S.A. (in liquidation)	Buenos Aires (Argentina)	ARS	12,000	33.33	STET INTERNATIONAL NETHERLANDS
POLITEL S.A.	Warsaw (Poland)	PLZ	100,000	10.00 10.00	TMI TELEMEDIA INT. Ltd TELESPAZIO
SUD PARTNER S.a.r.l.	Tolosa (France)	EUR	40,000	24.00	JET MULTIMEDIA HOSTING
VOICEMAIL INTERNATIONAL Inc. (in liquidation)	California (USA)	USD	48,580	37.07	TELECOM ITALIA
CONSORTIUM SUBSIDIARIES					
CONSORZIO ABECA	Rome (Italy)	ITL	200,000,000	33.33 33.33	FINSIEL INTERSIEL
CONSORZIO CAISI - Consorzio annuari Internazionali Seat Italcable (in liquidation)	Turin (Italy)	ITL	20,000,000	85.00	SEAT PAGINE GIALLE
CONSORZIO CONNET FORMAZIONE	Bari (Italy)	ITL	100,000,000	60.00 40.00	CONSIEL NETSIEL
CONSORZIO C.R.I.A.I. (in liquidation)	Naples (Italy)	ITL	110,002,000	27.27 27.27	FINSIEL SOGEI
CONSORZIO GEODOC	Rome (Italy)	ITL	200,000,000	90.00 10.00	FINSIEL TELESPAZIO
CONSORZIO GRUPPO STET PER ITALIA '90 (in liquidation)	Rome (Italy)	ITL	100,000,000	80.00 20.00	TELECOM ITALIA SIRTI
CONSORZIO IRIS BENI CULTURALI	Rome (Italy)	ITL	330,000,000	90.91 9.09	FINSIEL NETSIEL
CONSORZIO ISIB	Rome (Italy)	ITL	100,000,000	30.00 70.00	INTERSIEL FINSIEL
CONSORZIO NAUTILUS	Rome (Italy)	ITL	150,000,000	30.00 20.00	SSGRR MEDITERRANEAN NAUTILUS Ltd
CONSORZIO PAOLA	Udine (Italy)	ITL	16,000,000	100.00	INSIEL
CONSORZIO PROTER	Rome (Italy)	ITL	20,000,000	61.11	TELESPAZIO



(continued) List of other investments in subsidiaries and affiliated companies

Name	Head office		Share capital	%	held by
CONSORZIO SEGISIEL (in liquidation)	Rende (Cosenza, Italy)	ITL	200,000,000	85.00 15.00	INTERSIEL FINSIEL
CONSORZIO SER	Catanzaro (Italy)	ITL	200,000,000	46.00 5.00	INTERSIEL INSIEL
CONSORZIO SESIT	Rome (Italy)	ITL	100,000,000	70.00	FINSIEL
CONSORZIO SITA (in liquidation)	Rome (Italy)	ITL	250,000,000	80.00	FINSIEL
CONSORZIO SOFTIN (in liquidation)	Naples (Italy)	ITL	1,700,000,000	100.00	FINSIEL
CONSORZIO TURISTEL	Rome (Italy)	ITL	150,000,000	33.33 33.33	SARITEL FINSIEL
CONSORTIUM AFFILIATES					
CONSORZIO ACCAM	Rome (Italy)	ITL	12,000,000	33.33	EIS
CONSORZIO AIACE	Milan (Italy)	ITL	20,000,000	25.00	DATABANK
CONSORZIO ALINARI 2000	Florence (Italy)	ITL	50,000,000	50.00	FINSIEL
CONSORZIO ALTEL	Rome (Italy)	ITL	100,000,000	50.00	TELESPAZIO
CONSORZIO ARCHIMEDE (in liquidation)	Catania (Italy)	ITL	75,000,000	50.00	FINSIEL
CONSORZIO ATLAS (in liquidation)	Rome (Italy)	ITL	140,000,000	42.84 14.29 14.29	TELESPAZIO ESRI ITALIA EUSTEMA
CONSORZIO CIFRA	Cagliari (Italy)	ITL	120,000,000	25.00	KRENESIEL
CONSORZIO C.O.M.P.A. (in liquidation)	Bologna (Italy)	ITL	250,000,000	20.00	FINSIEL
CONSORZIO CSIA	Rome (Italy)	ITL	400,000,000	44.00	FINSIEL
CONSORZIO DREAM FACTORING	Rome (Italy)	ITL	150,000,000	20.00	TELECOM ITALIA
CONSORZIO ELETTRA 2000	Pontecchio Marconi (Bologna, Italy)	ITL	1,800,000,000	20.00	TELECOM ITALIA MOBILE
CONSORZIO FORFIN	Rome (Italy)	ITL	10,000,000	15.00 15.00	CONSIEL SOGEI
CONSORZIO PER LA FORMAZIONE INTERNAZIONALE - C.F.I.	Rome (Italy)	ITL	200,000,000	20.00	TELECOM ITALIA
CONSORZIO I.T.A.	Rome (Italy)	ITL	24,000,000	33.33	TELESPAZIO
CONSORZIO R.E.S. - Raggruppamento Europeo per la Sicurezza	Rome (Italy)	ITL	600,000,000	50.00	TELECOM ITALIA
CONSORZIO SI.GE.T. (in liquidation)	Rome (Italy)	ITL	100,000,000	40.00	FINSIEL
CONSORZIO SIMT	Rome (Italy)	ITL	100,000,000	45.00	FINSIEL
CONSORZIO SISIM (in liquidation)	Rome (Italy)	ITL	90,000,000	50.00	TELESPAZIO
CONSORZIO TECNOSIEL	Rome (Italy)	ITL	200,000,000	50.00	FINSIEL
CONSORZIO TELAER	Capodichino (Naples, Italy)	ITL	200,000,000	50.00	TELESPAZIO
CONSORZIO TELCAL	Catanzaro (Italy)	ITL	1,700,000,000	24.00 24.00	TELECOM ITALIA INTERSIEL
CONSORZIO TELEMED (in liquidation)	Rome (Italy)	ITL	200,000,000	33.33	TELECOM ITALIA
EUTELSAT	Paris (France)	EUR	381,700,000	20.37	TELECOM ITALIA

1780

ASSETS (in millions of euro)

	12/31/2000			12/31/1999		
Receivables from stockholders for capital contributions						
Portion called in		=			=	
Portion not called in		2			2	
			2			2
Intangibles, fixed assets and long-term investments						
INTANGIBLE ASSETS						
Start-up and expansion costs		100			66	
Industrial patents and intellectual property rights		819			778	
Concessions, licenses, trademarks and similar rights		3,505			153	
Goodwill		69			4	
Consolidation difference		10,230			1,016	
Work in progress and advances to suppliers		840			390	
Other intangibles		474			330	
			16,037			2,737
FIXED ASSETS						
Land and buildings		2,947			5,073	
Plant and machinery		18,126			16,522	
Manufacturing and distribution equipment		78			124	
Other fixed assets		836			567	
Construction in progress and advances to suppliers		1,438			1,222	
			23,425			23,508
LONG-TERM INVESTMENTS						
Equity investments in:						
unconsolidated subsidiaries		21			121	
affiliated companies		7,199			5,944	
other companies		191			299	
		7,411			6,364	
Advances on future capital contributions		187			2	
Accounts receivable:	(*)			(*)		
affiliated companies		127			133	
other receivables	109	282		98	324	
	109	409		98	457	
Other securities		6			3	
Treasury stock (for an overall par value of Euro 54 million at 12/31/2000)		662			=	
			8,675			6,826
Total intangibles, fixed assets and long-term investments			48,137			33,071
Current assets						
INVENTORIES						
Raw materials and supplies		21			98	
Work in progress and semifinished goods		13			69	
Contract work in process		467			628	
Finished goods and merchandise:						
finished goods	2			12		
merchandise	214	216		208	220	
Advances to suppliers		8			15	
			725			1,030
ACCOUNTS RECEIVABLE	(**)			(**)		
Trade accounts receivable	5	7,997		35	7,717	
Accounts receivable from unconsolidated subsidiaries		41		=	39	
Accounts receivable from affiliated companies		413		=	492	
Accounts receivable from parent companies		3		=	1	
Other receivables	488	3,429		301	1,597	
	493		11,883	336		9,846
SHORT-TERM FINANCIAL ASSETS	(**)			(**)		
Equity investments in unconsolidated subsidiaries		392			63	
Equity investments in affiliated companies		6				
Other equity investments		38			6	
Other securities		2,020			1,265	
Receivables for sales of securities		1			5	
			2,457			1,339
LIQUID ASSETS						
Bank and postal accounts		1,299			668	
Cash and valuables on hand		5			9	
			1,304			677
Total current assets			16,369			12,892
Accrued income and prepaid expenses						
Issue discounts and similar charges		2			2	
Accrued income and other prepaid expenses		1,005			91	
			1,007			93
TOTAL ASSETS			65,515			46,058

(*) Amounts due within one year (**) Amounts due beyond one year

1781

LIABILITIES AND STOCKHOLDERS' EQUITY (in millions of euro)



	12/31/2000			12/31/1999		
Stockholders' equity						
PARENT COMPANY INTEREST IN:						
Share capital		3,635			3,835	
Reserve for treasury stock		662				
Reserves and retained earnings		12,296			11,473	
Net income		2,028			1,737	
			18,821			17,045
MINORITY INTEREST IN:						
Share capital, reserves and retained earning		5,788			2,071	
Net income		920			672	
			6,708			2,743
			25,529			19,788
Reserves for risks and charges						
Reserve for pensions and similar obligation		15				
Reserve for taxes						
for taxes		159			160	
for deferred taxes		201			151	
		360			311	
Other reserves		1,393			725	
			1,768			1,036
Reserve for employee termination indemnities			1,319			1,496
Liabilities	(**)			(**)		
Debentures	1,668	1,814		815	984	
Due to banks	4,296	16,796		3,685	8,150	
Due to other lenders	1,267	1,689		659	898	
Advances		370			378	
Trade accounts payable	35	6,781		6	6,081	
Notes payable	50	50				
Accounts payable to unconsolidated subsidiaries		6			20	
Accounts payable to affiliated companies	506	1,272			597	
Accounts payable to parent companies		2			3	
Taxes payables	3	930		6	1,185	
Contributions to pension and social security institutions	651	934		711	958	
Other liabilities	583	5,038		7	3,594	
	9,059		35,682	5,889		22,848
Accrued expenses and deferred income			1,217			890
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			65,515			46,058

(**) Amounts due beyond one year

(in millions of euro)

	12/31/2000			12/31/1999		
Guarantees provided						
Sureties						
on behalf of unconsolidated subsidiaries	20			45		
on behalf of affiliated companies	2,315			944		
on behalf of others	238			272		
		2,573			1,261	
Endorsements:						
on behalf of others		168			14	
Other guarantees:						
on behalf of unconsolidated subsidiaries	1					
on behalf of affiliated companies	69			33		
on behalf of others	120			12		
		190			45	
			2,931			1,320
Collateral provided						
For obligations of others		1			7	
For own obligations, not including liabilities		2			2	
			3			9
Purchases and sales commitments			4,902			860
Other memorandum accounts			234			4,039
TOTAL MEMORANDUM ACCOUNTS			8,070			6,228

1783

(in millions of euro)

	2000			1999		
Production value						
Sales and service revenues			28,911			27,104
Changes in inventories of work in progress, semifinished and finished goods			28			(65)
Changes in inventory of contract work in process			251			176
Increases in capitalized internal construction costs			912			1,062
Other revenue and income:						
operating grants		20			20	
other		406			496	
			426			516
			30,528			28,793
Production cost						
Raw materials, supplies and merchandise			(2,011)			(2,249)
Semifinished and finished goods			(248)			(228)
Services			(8,394)			(7,380)
Use of property not owned			(798)			(704)
Personnel						
wages and salaries		(3,510)			(3,498)	
social security contributions		(1,128)			(1,113)	
termination indemnities		(242)			(252)	
other costs		(145)			(114)	
			(5,025)			(4,977)
Amortization, depreciation and writedowns						
amortization of intangible assets		(1,132)			(988)	
depreciation of fixed assets		(4,515)			(4,351)	
other writedowns of intangibles and fixed assets		(48)			(73)	
writedowns of receivables included in current assets and liquid assets		(477)			(363)	
			(6,172)			(5,775)
Changes in inventory of raw materials, supplies and merchandise			(2)			19
Provisions for risks			(119)			(80)
Other provisions			(38)			(21)
Miscellaneous operating costs			(916)			(965)
			(23,723)			(22,360)
Operating income			6,805			6,433
Financial income and expense						
Income from equity investments:						
dividends from unconsolidated subsidiaries		4			2	
dividends from affiliated companies		64				
dividends from other companies		71			58	
other income from equity investments		167			86	
			306			146
Other financial income from:						
accounts receivable included in long-term investments						
affiliated companies	9			3		
other	10			11		
		19			14	
securities, other than equity investments, included in long-term investments		1			2	
securities, other than equity investments, included in current assets		104			95	
other income						
interest and fees from unconsolidated subsidiaries	1			2		
interest and fees from affiliated companies	14			13		
interest and fees from others and miscellaneous income	402			283		
		417			298	
			541			409
Interest and other financial expense:						
interest and fees paid to unconsolidated subsidiaries		(1)			(1)	
interest and fees paid to affiliated companies		(33)			(1)	
interest and fees paid to others and miscellaneous expense		(1,277)			(880)	
			(1,311)			(882)
Total financial income and expense			(464)			(327)

1784

(CONTINUED) (in millions of euro)

	2000		1999	
Value adjustments to financial assets				
Upward adjustments of:				
equity investments		275		241
Writedowns of:				
equity investments	(1,300)		(806)	
long-term investments, other than equity investments			(19)	
securities, other than equity investments, included in current assets	(134)			
		(1,434)		(825)
Total value adjustments		(1,159)		(584)
Extraordinary income and expense				
Income:				
gains on disposals	1,146		26	
miscellaneous	236		119	
		1,382		145
Expense:				
losses on disposals	(12)		(11)	
prior years' taxes	(5)		(4)	
miscellaneous	(1,579)		(637)	
		(1,596)		(652)
Total extraordinary items		(214)		(507)
Income before taxes		4,968		5,015
Income taxes				
current taxes	(2,486)		(2,884)	
deferred taxes	466		278	
		(2,020)		(2,606)
Net income before minority interest		2,948		2,409
Minority interest		(920)		(672)
Net income		2,028		1,737

1785

PRICEWATERHOUSECOOPERS

3 In our opinion, the consolidated financial statements of the Telecom Italia Group as of December 31, 2000 comply with the laws governing the criteria for their preparation; accordingly, they give a true and fair view of the financial position and of the results of operations of Telecom Italia Group.

4 For a better understanding of the consolidated financial statements, reference should be made to the information included in the notes to the consolidated financial statements, in the section "Summary of significant accounting policies", regarding the accounting criteria utilised for the employee benefit obligations as required by law no. 58/1992.

Turin, May 21, 2001

PricewaterhouseCoopers SpA

Sergio Duca
(Partner)

This report has been translated from the original, which was issued in accordance with Italian legislation.



FINANCIAL STATEMENTS AT DECEMBER 31, 2000 OF TELECOM ITALIA

ASSETS

		12/31/2000			12/31/1999	
Receivables from stockholders for capital contributions			=			=
Intangibles, fixed assets and long-term investments						
INTANGIBLE ASSETS						
Industrial patents and intellectual property rights		821,197,642,197			1,192,287,973,472	
Concessions, licenses, trademarks and similar rights		90,087,698,225			112,597,712,848	
Goodwill		=			3,800,000,000	
Work in progress and advances to suppliers		1,240,085,318,042			740,383,001,914	
Other intangibles			150,280,849,708			209,545,589,009
			2,301,651,508,172			2,258,614,277,243
FIXED ASSETS						
Land and buildings		3,009,903,427,953			7,828,564,194,639	
Plant and machinery		25,122,423,857,618			26,861,306,532,511	
Manufacturing and distribution equipment		77,774,584,426			115,494,217,508	
Other fixed assets		162,229,256,863			450,448,157,343	
Construction in progress and advances to suppliers		933,184,970,140			1,264,138,275,703	
			29,305,516,097,000			36,519,951,377,704
LONG-TERM INVESTMENTS						
Equity investments in:						
subsidiaries		35,272,942,768,832			8,731,260,669,751	
affiliated companies		1,113,025,614,859			217,062,232,620	
other companies		177,709,571,197			382,070,643,130	
		36,563,677,954,888			9,330,393,545,501	
Advances on future capital contributions		1,864,889,846,350			8,610,089,959,614	
Accounts receivable:	(*)			(*)		
subsidiaries	=	96,813,500,000		35,132,635,231	1,300,010,369,470	
other receivables	145,441,854,211	387,605,604,241		115,605,661,864	404,502,284,667	
	145,441,854,211	484,419,104,241		150,738,297,095	1,704,512,654,137	
Treasury stock (for an overall par value of Lire 104,978 million at 12/31/2000)		1,280,571,215,216			=	
			40,193,558,120,695			19,644,996,159,252
Total intangibles, fixed assets and long-term investments			71,800,725,725,867			58,423,561,814,199
Current assets						
INVENTORIES						
Contract work in process		69,532,910,686			53,980,144,546	
Finished goods and merchandise:						
merchandise		79,855,096,041			179,048,323,568	
			149,388,006,727			233,028,468,114
ACCOUNTS RECEIVABLE	(**)			(**)		
Trade account receivable	=	8,317,409,563,828		=	9,408,833,303,276	
Accounts receivable from subsidiaries	=	5,234,670,666,250		=	4,489,010,804,102	
Accounts receivable from affiliated companies	=	467,819,462,867		=	405,400,980,178	
Accounts receivable from parent companies	=	2,339,263,798		=	2,483,472,556	
Other receivables due from:						
Government and other public entities for grants and subsidies	=	2,450,099,055		=	250,132,500	
deferred tax assets	270,262,000,000	939,488,678,924		157,673,000,000	345,482,339,501	
other receivables	=	2,692,943,096,090		=	749,676,087,665	
	270,262,000,000	3,634,881,874,069		157,673,000,000	1,095,408,559,666	
			17,657,120,830,812			15,401,137,119,778
SHORT-TERM FINANCIAL ASSETS						
Equity investments in subsidiaries		632,642,453,951			108,813,071,995	
Other equity investments		9,965,809,136			10,394,249,513	
Other securities		=			=	
			642,608,263,087			119,207,321,508
LIQUID ASSETS						
Bank and postal accounts		210,319,555,471			139,520,548,879	
Checks		9,279,000			918,250	
Cash and valuables on hand		622,684,172			930,322,778	
			210,951,518,643			140,451,789,907
Total current assets			18,660,068,619,269			15,893,824,699,307
Accrued income and prepaid expenses						
Issue discounts and similar charges		2,411,464,299			3,583,755,554	
Accrued income and other prepaid expenses		1,631,941,597,093			45,895,181,046	
			1,634,353,061,392			49,478,936,600
TOTAL ASSETS			92,095,147,406,528			74,366,865,450,106

(*) Amounts due within one year (**) Amounts due beyond one year

1789

LIABILITIES AND STOCKHOLDERS' EQUITY

	12/31/2000			12/31/1999		
Stockholders' equity						
Share capital			7,426,157,226,000			7,426,157,226,000
Additional paid-in capital			3,490,921,704,021			3,490,921,704,021
Reserves for inflation adjustments under						
Law No. 72 of 3.19.1983		4,805,244,324,456			4,805,724,896,946	
Law No. 413 of 12.30.1991		908,002,695,834			908,093,505,185	
			5,713,247,020,290			5,713,818,402,131
Legal reserve			1,014,784,879,175			762,266,733,660
Reserve for treasury stock			1,280,571,215,216			=
Other reserves:						
Reserve for accelerated depreciation		=			1,487,794,069,538	
Reserve under Law No. 342 of 11.21.2000 - article 14		1,720,298,969,169			=	
Special reserve		2,407,506,798,151			3,627,806,188,538	
Reserve for capital grants		884,133,649,752			852,912,941,046	
Miscellaneous reserves		7,343,451,544,178			7,165,723,210,753	
			12,355,390,961,250			13,134,236,409,875
Net income			4,954,261,597,624			5,050,362,910,293
			36,235,334,603,576			35,577,763,385,980
Reserves for risks and charges						
Reserves for taxes						
for taxes		273,475,401,146			254,498,226,933	
for deferred taxes		=			=	
		273,475,401,146			254,498,226,933	
Other reserves		1,437,616,500,881			987,710,203,535	
			1,711,091,902,027			1,242,208,430,468
Reserve for employee termination indemnities			1,996,825,051,128			2,163,171,175,327
Liabilities	(••)			(••)		
Debentures	281,641,600,000	281,641,600,000		824,914,300,000	824,914,300,000	
Due to banks	5,014,710,078,075	24,727,109,137,198		6,124,631,833,005	12,422,073,233,245	
Due to other lenders	877,577,650,895	1,275,966,787,107		1,270,718,794,627	1,609,805,276,838	
Advances	=	2,281,297,022		=	1,861,497,443	
Trade accounts payable	=	5,485,150,036,347		=	6,187,987,820,825	
Accounts payable to subsidiaries	=	10,006,562,999,808		=	6,178,550,042,135	
Accounts payable to affiliated companies	=	1,106,083,077,222		=	376,042,918,666	
Accounts payable to parent companies	=	2,529,000,687		=	4,568,403,495	
Taxes payables	=	956,726,358,610		=	928,685,160,964	
Contributions to pension and social security institutions	1,260,476,802,127	1,656,923,057,898		1,371,767,041,620	1,709,280,600,754	
Other liabilities	6,318,402,213	5,661,223,408,366		9,518,161,100	4,213,724,456,901	
	7,440,724,533,310		51,162,196,760,265	9,601,550,130,352		34,457,493,711,266
Accrued expenses and deferred income			989,699,089,532			926,228,747,065
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			92,095,147,406,528			74,366,865,450,106

(**) Amounts due beyond one year

	12/31/2000		12/31/1999	
Guarantees provided				
Sureties				
on behalf of subsidiaries	5,444,146,520,911		2,918,499,385,504	
on behalf of parent companies	3,957,082,055,595		1,611,022,225,134	
on behalf of others	(765,972,924,351)		297,147,050,313	
		8,635,255,652,155		4,826,668,660,951
Collateral provided		=		=
Purchases and sales commitments		6,767,140,708,406		1,341,401,529,791
Other memorandum accounts		17,412,906,774		6,577,053,774,410
TOTAL MEMORANDUM ACCOUNTS		15,419,809,267,335		12,745,123,965,152

1901

	2000			1999		
Production value						
Sales and service revenues			33,723,158,497,143			35,856,163,914,656
Changes in inventory of contract work in process			15,552,766,140			(20,214,974,676)
Increases in capitalized internal construction costs			22,005,798,990			26,471,232,876
Other revenue and income						
operating grants		1,009,878,819			2,637,046,637	
other		624,482,204,208			751,717,681,651	
			625,492,083,027			754,354,728,288
			34,386,209,145,300			36,616,774,901,144
Production cost						
Raw materials, supplies and merchandise			(783,387,024,738)			(1,174,167,790,236)
Services			(11,028,534,658,193)			(11,571,326,138,134)
Use of property not owned			(875,363,156,328)			(852,638,485,552)
Personnel						
wages and salaries		(4,155,804,333,281)			(4,292,923,869,352)	
social security contributions		(1,366,436,422,716)			(1,399,774,857,070)	
termination indemnities		(332,906,091,685)			(337,102,761,869)	
other costs		(125,144,685,181)			(148,896,049,936)	
			(5,980,291,532,863)			(6,178,697,538,227)
Amortization, depreciation and writedowns						
amortization of intangible assets		(1,161,933,899,943)			(1,253,214,484,376)	
depreciation of fixed assets		(6,038,790,673,822)			(6,513,033,000,989)	
other writedowns of intangibles and fixed assets		(37,628,161,680)			(142,299,399,869)	
writedowns of receivables included in current assets and liquid assets		(332,489,993,229)			(399,035,341,310)	
			(7,570,842,628,674)			(8,307,582,226,544)
Changes in inventory of raw materials, supplies and merchandise			(99,193,227,527)			(10,370,058,561)
Provisions for risks			(121,690,006,812)			(156,224,875,480)
Miscellaneous operating costs						
losses on disposals of assets		(94,349,396,057)			(206,470,992,855)	
license fee		(602,528,779,225)			(755,717,622,336)	
other miscellaneous costs		(269,396,937,271)			(307,990,934,481)	
			(966,275,112,553)			(1,270,179,549,672)
			(27,425,577,547,688)			(29,521,186,662,406)
Operating income			6,960,631,597,612			7,095,588,238,738
Financial income and expense						
Income from equity investments						
dividends from subsidiaries		2,044,891,407,767			1,964,630,677,427	
dividends from affiliated companies		132,864,624,205			7,632,143,922	
dividends from other companies		110,156,614,332			110,779,838,851	
other income from equity investments		1,176,655,753,685			1,243,898,267,436	
			3,464,568,399,989			3,326,940,927,636
Other financial income from						
accounts receivable included in long-term investments						
subsidiaries	8,104,386,364			43,703,337,749		
affiliated companies	7,531,579,624			=		
other	15,983,869,086			17,742,152,434		
		31,619,835,074			61,445,490,183	
securities, other than equity investments, included in long-term investments		=			269,742,252	
securities, other than equity investments, included in current assets		2,531,242,205			3,987,500	
other income						
interest and fees from subsidiaries	81,587,342,692			78,648,614,971		
interest and fees from affiliated companies	13,705,985,433			22,805,213,460		
interest and fees from others and miscellaneous income	224,136,436,214			146,473,411,550		
		319,429,764,339			247,927,239,981	
			353,580,841,618			309,646,459,916
Interest and other financial expense						
interest and fees paid to subsidiaries		(151,392,238,587)			(70,447,331,936)	
interest and fees paid to affiliated companies		(11,042,045,895)			(1,010,948,109)	
interest and fees paid to others and miscellaneous expense		(1,080,814,699,633)			(798,866,280,156)	
			(1,243,248,984,115)			(870,324,560,201)
Total financial income and expense			2,574,900,257,492			2,766,262,827,351

1902

(CONTINUED)

	2000		1999	
Value adjustments to financial assets				
Writedowns of				
equity investments	(847,616,110,483)		(294,604,698,500)	
		(847,616,110,483)		(294,604,698,500)
Total value adjustments		(847,616,110,483)		(294,604,698,500)
Extraordinary income and expense				
Income				
gains on disposals	1,290,377,360,384		=	
miscellaneous	171,010,249,061		71,286,696,965	
		1,461,387,609,445		71,286,696,965
Expense				
losses on disposals	(19,108,935,007)		=	
prior years' taxes	(6,842,007,236)		(5,624,086,716)	
miscellaneous	(1,782,919,834,366)		(722,633,182,850)	
		(1,808,870,776,609)		(728,257,269,566)
Total extraordinary items		(347,483,167,164)		(656,970,572,601)
Income before taxes		8,340,432,577,457		8,910,275,794,988
Income taxes				
current taxes	(2,677,680,979,833)		(3,257,766,884,695)	
deferred taxes	(708,490,000,000)		(602,146,000,000)	
		(3,386,170,979,833)		(3,859,912,884,695)
Net income		4,954,261,597,624		5,050,362,910,293

1903

NOTES TO FINANCIAL STATEMENTS

The financial statements at December 31, 2000 have been prepared in accordance with the provisions of the Italian Civil Code.
The accounting policies adopted in preparing the financial statements at December 31, 2000, disclosed below, have been applied on a basis consistent with the prior year.
No special situations that would require the use of the waivers allowed under Article 2423, Section 4, of the Italian Civil Code occurred during the year.
Following certain changes to some items of the financial statements, the financial statements at December 31, 1999 have been reclassified for purposes of a meaningful comparison.
As required by Legislative Decree No. 127/1991, the consolidated financial statements have also been prepared and are presented together with the financial statements of Telecom Italia.
The disclosure relating to the introduction of the euro is presented in a specific paragraph "Other information" of these Notes and in the Report on operations.
The statement of cash flows, although presented in the Report on Operations, constitutes an integral part of these notes to financial statements pursuant to Article 2423, Section 3 of the Italian Civil Code.
Unless otherwise specified, all figures are stated in millions of Italian lire.
As described in the comments under "Management's discussion and analysis of financial condition and results of operations", following the contributions made during 2000, the balance sheet does not include the assets and liabilities contributed, whereas the statement of income takes into account the results of the companies contributed up to the date the transactions went into effect. These financial statements include the assets and liabilities of Stet International, acquired as part of the total spin-off of this same company, effective for accounting and tax purposes as from January 1, 2000.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Intangible assets

Intangible assets are recorded at acquisition or production cost and are amortized systematically over their estimated period of benefit.
When full recovery of the investments is not expected, the appropriate writedowns are made by applying the method adopted for fixed assets, to which reference should be made.
Detailed amortization policies are presented in the following paragraphs.

Start-up and expansion costs are amortized in five years, starting from the year the costs were incurred or became due.

1904

Industrial and intellectual property rights are amortized over their estimated period of benefit on a five-year basis (industrial patents) or on a three-year basis (software), starting from the year of their initial use.

Concessions, licenses, trademarks and similar rights refer mainly to the rights for the use of satellites and are amortized on the straight-line method on the basis of the useful life of the satellites.

Goodwill is amortized in five years starting from the year in which the cost was incurred.

The item *Others* consists primarily of:
- *leasehold improvements*: the amortization is calculated on the basis of the remaining duration of the lease contracts;
- *rights of transmission*: the rights guarantee the extension of transmission capacity of the Company over a foreign territory and are amortized over the period of the contracts entered with the foreign operators who own the installations to which the rights refer;
- *exclusive rights to the "Great Jubilee 2000" event*: these refer to the charges incurred by Telecom Italia for the acquisition of the exclusive right as the sole telecommunications operator of the Jubilee and are amortized up to the expiration of the right (January 2001).

Research, development and advertising costs are charged to income in the year incurred.

Fixed assets

Fixed assets are recorded at acquisition or production cost and depreciated on the straight-line method at rates determined on the basis of their estimated remaining useful life. They include inflation adjustments made on the basis of the special laws regarding assets existing on or before December 31, 1981 (Law No. 74 of February 11, 1952; Law No. 576 of December 2, 1975; Law No. 72 of March 19, 1983), the entries required under Law No. 823 of December 19, 1973, regarding the settlement of tax liabilities, as well as mandatory upward adjustments of all real estate as required by Law No. 413 of December 30, 1991.
For assets whose value is permanently below the historical cost, net of their accumulated depreciation, the appropriate writedowns are made pursuant to Article 2426, Section 1, item 3 of the Italian Civil Code. To determine such writedowns, specific methods are used based on the expected future profitability of the assets. In particular, an analysis is made of the value of those assets affected by events compromising the possibility of a full recovery of book value. This value is compared with the – non discounted – cash flows expected from use of the assets. If the cash flow is less than the book value, writedowns are determined by adjusting the book value of the assets to their fair value, represented by cash flows, discounted at the rate used for the valuation of the investments. Any writedowns are recorded in the statement of income under the item "amortization, depreciation and writedowns" among "other writedowns of fixed assets and long-term investments".
Construction in progress is stated at the amount of direct costs incurred (materials used for the installations or intended therefor, third-party services, miscellaneous expenses, as well as company labor). The value of fixed assets does not include maintenance costs

1905

incurred for their upkeep to guarantee their expected useful life, their original capacity and productivity, and costs borne to repair malfunctions and failures; such expenses are charged to the statement of income in the year incurred.
The total depreciation charge for the year was determined taking into account the estimated useful lives of the installations and the review, made in 2000, regarding those of the submarine network.
Total accumulated depreciation for fixed assets was upwardly adjusted where called for by the previously mentioned special laws.

Equity investments

Equity investments in subsidiaries, affiliated companies and other companies are included either under long-term investments or short-term financial assets, based on the anticipated holding period.
Long-term equity investments in *subsidiaries*, *affiliated companies* and *other companies* are valued at acquisition or subscription cost – determined according to the continuous LIFO method – increased by the statutory inflation adjustments, as well as the voluntary one made to several investments during the preparation of the financial statements at December 31, 1981.
The carrying value of investments recorded in long-term investments is adjusted for any reasonable expectations of a decline in profitability or recoverability in future years.
For long-term investments in companies operating at a loss, the value of the investments is written down to an amount equal to the corresponding share of the underlying net equity, if lower, as shown by the latest financial statements of the respective companies. Losses exceeding the corresponding carrying values are recorded among *reserves for risks and charges*.

Contracts for the loan of securities are represented in the financial statements as two functionally related transactions: a loan and a repurchase transaction on the securities with the obligation of the borrower to resell them at maturity. Accordingly, "Other receivables" and Other liabilities" include, respectively, a receivable and a payable of the same amount at the fixed amount of the contract (market price of stock at the date of delivery of the securities).

Equity investments included under current assets, consisting mainly of shares of consolidated listed companies purchased for trading purposes, are stated at the lower of cost – determined according to the continuous LIFO method – and realizable value, based on the year-end prices on the Italian Online Stock Market.
The costs of investments in foreign companies have been translated into Italian lire at historical exchange rates prevailing at the time of acquisition or subscription.
Writedowns of investments, whether included in long-term investments or current assets, will be reversed in subsequent years if the underlying assumptions are no longer correct.
With regard to investments in "international organizations for satellite systems", the value shown in the financial statements consists of the equivalent value in Italian lire of the net financial contributions calculated at the exchange rates in effect at the time of each transaction. The holding in such organizations is adjusted each year in relation to the actual use of the satellite systems.

1906

Other securities (other than equity investments)

Securities that the company intends to hold to maturity are included among long-term investments; those bought for trading purposes are listed under short-term financial assets.
Securities held as long-term investments are valued at cost, adjusted for the portion of the difference between the cost and the redemption value that accrued during the year.
Securities included in current assets are valued at the lower of cost of acquisition, adjusted for the portion of issue differences and realizable value, and the year-end prices on the Italian Online Stock Market.
Writedowns of securities will be reversed in subsequent years, if the underlying assumptions are no longer correct.
The cost of securities, whether included in long-term investments or current assets, is determined by the continuous LIFO method.

Inventories

Inventories – consisting of goods intended for sale, as well as stock on hand of technical materials and replacement parts to be used in the business during the year and for maintenance – are valued at the lower of cost, calculated using the weighted-average method, and realizable value.
The carrying value of goods in stock is reduced, through appropriate writedowns, for obsolete materials.
Inventories include the amount of work on behalf of third parties in progress at the end of the year, valued according to the "costs" already incurred.

Accounts receivable and liabilities

Accounts receivable are stated at estimated realizable value and classified under long-term investments or current assets. They include – as far as telecommunications services are concerned – the amount of services already rendered to customers and other carriers, already billed or still to be billed, as well as the invoices for the sale of telephone and online products.
Liabilities are shown at their nominal value.
Accounts receivable and liabilities in foreign currency, based on the concept of prudence, are recorded at the year-end exchange rates; the positive and negative differences between the balance of accounts receivable and liabilities converted at year-end exchange rates and their balance at the original exchange rates are recorded in the statement of income, respectively, in *financial income* and *financial expense*.

Accruals and deferrals

These items are recorded on the accrual basis. *Issue discounts and similar charges* consist of costs in connection with long-term loans, which are charged to the statement of income over the duration of the loan in proportion to the accrued interest.

1907

Reserves for risks and charges

For taxes: this reserve includes prudent provisions for estimated tax charges (including any surtaxes and late payment interest) on positions not yet agreed or in dispute.

For deferred taxes: this reserve includes deferred tax liabilities – net of deferred tax assets, whenever the assumptions for doing so exist – calculated on the timing differences between the value attributed to assets and liabilities for statutory purposes and the value attributed to the same assets and liabilities for tax purposes.
Whenever the amount of deferred tax assets is higher than deferred tax liabilities, the balance is recorded among *"other receivables"* in current assets.

Others: relate primarily to provisions to cover charges of certain or likely existence whose amount or date of occurrence could, however, not be determined at the end of the year. The provisions reflect the best possible estimate, based on the commitments made and on the available data.

Reserve for employee termination indemnities

The amount of this reserve is determined in accordance with current laws (in particular Law No. 297 of May 29, 1982, which provides for fixed and variable cost-of-living adjustments) and collective bargaining agreements. The reserve is adjusted to the liability matured at the end of the year for personnel in force at that date and is net of advances paid. The item *other receivables*, under long-term investments, includes the receivable stemming from the advance payment of tax on termination indemnities in accordance with Law No. 662 of December 23, 1996 and its subsequent amendments. This receivable is revalued according to the provisions of the law.

Employee benefit obligations under Law No. 58/1992

With regard to Telecom Italia's obligation required by Law No. 58/1992 to guarantee a uniform insurance status under the Telephone Workers' Social Security Fund – FPT (part of the general "Employees Pension Fund" beginning January 1, 2000) to all employees in service in the Group's telephone companies (Stet, Sip, Italcable and Telespazio) as of February 20, 1992, as well as those who moved from the Public Administration to Iritel, Article 66, Section 1 of Law 331/1993 and converted into Law No. 427/1993 specifies that the sums due to the Fund should be shown in the financial statements and are tax deductible in the years in which the payments to fulfil this obligation – in fifteen equal annual installments, payable in arrears – are actually made.
At the present time, the amount of the liability, which will be determined by the National Social Security Institute (Istituto Nazionale della Previdenza Sociale - INPS), can be estimated only roughly, due to problems relating to the interpretation and application of the social security legislation and to the lack of certain data which only the social security institutions currently possess. Nevertheless, these financial statements include Lire 1,366 billion of residual payables to INPS, (net of the amount attributed to TIM, TE.SS., Netsiel and Tin.it for the employees transferred to those companies), relating to the estimate

1908

made for the employees of the former State Company for Telephone Services (ASST) by the special Ministerial Commission established under Law No. 58/1992 upon the transfer of the assets of the Post and Telecommunications Administration to Iritel, and recorded by the latter company in its financial statements at December 31, 1993. As a result, these charges will have no impact on the results of future years, since they were already included in the aforementioned calculation.
A dispute concerning the application and interpretation of this law is pending with INPS regarding, firstly, the effective date for the computation of the accrued interest due under Law No. 58/1992, in view of the fact that the liability is paid in installments. Telecom Italia believes that interest should accrue from the time INPS notifies it of the actual amount of the liability, while INPS claims that the computation should be made as of February 20, 1992 or on the date of the transfer to Iritel, thus giving rise to pre-amortization interest. The second issue is the exclusion from the effects of Law No. 58/1992 of all employees (except for employees of the former Iritel) who had filed an application to join pursuant to Law No. 29/1979 before February 20, 1992, unless that application had not been processed by INPS. The position of the Company is that the criteria set forth in Law No. 29/1979 – and, therefore, payment of the respective obligations – apply to these employees.
At the present time, the parties have agreed that the differences in interpretation shall be settled through test appeals, with recourse to the Court of Appeals being waived for a final determination of the correct interpretation of the law in question.
While the proceedings are pending, Telecom Italia has agreed to pay under protest the amounts requested by INPS based on the criteria determined by the latter, subject to subsequent equalization adjustments, if the Courts ultimately accept the Company's interpretation.
Based on the above, a reasonable estimate of the principal amount of the liability attributable to the Company (excluding, as mentioned earlier, the part relating to the former Iritel employees) could vary between Lire 1,900 billion and Lire 2,500 billion (Lire 509 billion of which has already been paid), depending on conflicting interpretations and taking into account all personnel involved. However, these estimates are merely indicative, lacking complete data from INPS. As of December 31, 2000, INPS had submitted formal requests for about 96% of the employees whose change in insurance status will result in a charge for Telecom Italia.
In either case, the impact of the charge should definitely be compatible with the income of future years, since, as allowed under Article 5, Section 3 of Law No. 58/1992, the payments requested by INPS will be made in fifteen equal annual installments payable in arrears (including annual interest of 5%), starting when INPS formally submits its requests.
The remaining liability for obligations under Law No. 58/1992, to be paid in fifteen annual installments on the basis of the formal requests made by INPS on December 31, 2000 and the interpretation of said requests, amounts to Lire 2,923 billion, divided as follows:

- Lire 1,911 billion for the principal amount (except for the portion attributable to former Iritel employees);
- Lire 1,012 billion in accrued interest.

Pre-amortization interest (including that relating to the employees of the former Iritel), subsequent to the agreement between INPS and Telecom Italia, was paid by the latter – with reservation – in fifteen equal annual installments, payable in arrears, including interest at an annual rate of 5%, up to the end of 1999, for a total amount of Lire 216

billion. In compliance with the sentence handed down by the Court of Appeals, No. 4242 of April 5, 2000, which upheld Telecom Italia's position, payment of the above-described interest and accrued interest related thereto was suspended (for a residual amount of Lire 789 billion, of which Lire 68 billion relates to the amount due for 2000).
The charge to income for the year 2000 (under "extraordinary expense") amounts to Lire 297 billion inclusive of accrued interest.
During 2000, Telecom Italia paid INPS the above-mentioned charges also on behalf of other Group companies – mainly TIM and CSELT – for those employees transferred and covered by the obligation of a uniform insurance status under Law No. 58/1992, recovering the amounts paid from these same companies. The recovery is recorded in the statement of income under "extraordinary income" and amounts to Lire 4 billion.

Grants

Operating grants (directly credited to the statement of income) and capital grants or grants for installations are recorded in the accounting period in which the paperwork documenting the grants is received, or in the period in which the respective costs are incurred, provided that the certainty of payment is confirmed by established procedures.
The treatment of capital grants and grants for installations in the balance sheet is as follows:

a) grants received through December 31, 1992, are included under *reserves for risks and charges*. The portions equivalent to the depreciation taken on assets financed with the grants in question (the so-called "available" portion) are transferred to a special equity reserve in order to obtain the benefits allowed under the tax law;
b) for grants received from January 1, 1993 to December 31, 1997, 50% of the amount received is recorded in a special reserve of stockholders' equity in order to take advantage of the benefits available under the tax laws, and the remaining 50% is recorded under *deferred income*. These amounts are gradually credited to income in accordance with the pertinent laws;
c) for grants received from January 1, 1998, the amount is recorded under *deferred income* and progressively credited to the statement of income in relation to the depreciation taken on the assets to which the grants refer.

Revenues and expenses

Revenues and expenses are recorded on an accrual basis. Revenues relating to telecommunications services are shown gross of the amounts due to other carriers which are recorded, for the same amount, in production cost.
Fees for new access lines and line transfers are recorded as income when the service is provided.
Dividends from subsidiaries are recorded when they accrue, that is, in the year when the income from which they are paid is earned by the subsidiaries, providing a substantial certainty that they will be paid, and, in any event, when the stockholders' resolution declaring the dividend is passed or when the appropriation of net income is set forth in the preliminary financial statements prepared by the management of the subsidiaries prior to the Board meeting of the parent company that resolves upon the financial statements. Dividends from affiliated companies and other companies, on the other hand, are recognized in the statement of income according to when they are declared or in the year in which the respective right to the receivable arises, following the stockholders' resolution of those companies.

1910

Leased assets

Capital goods acquired under leasing agreements are shown in the financial statements by a method consistent with current legislation, which requires that leasing payments be recorded as operating costs.

Memorandum accounts

These financial statements contain changes to the presentation of memorandum accounts. In particular:
- guarantees provided are presented net of counter-guarantees received;
- financial derivative contracts are only presented in the notes.

Guarantees provided consist of sureties on behalf of Group companies to secure their borrowings and other obligations. They are shown for an amount equal to the guarantee provided. Those provided in foreign currencies are translated at year-end exchange rates.
Purchases and sales commitments are determined on the basis of the unperformed portion of contracts outstanding at the end of the fiscal year which do not fall under the normal "operating cycle".
These are largely represented by the purchases commitments for future lease installments plus the buyout amounts of assets leased.
Other memorandum accounts mainly refer to assets of third parties on loan, on deposit for safekeeping or for similar purposes.

Financial derivatives

Financial derivative contracts are used by the Company to hedge exposure to interest rate and currency exchange risks.
Interest rate swaps involve the exchange of flows of interest between the counterparts calculated on the notional amount of reference at the agreed fixed or variable rates at the specified maturity date: normally the differential between the two interest rates is paid or received.
Cross currency and interest rate swaps are used both to hedge interest rate risk and exchange risk on loans denominated in foreign currency: they make it possible to covert the notional amount in foreign currency to the domestic currency and also to convert from a variable rate or a fixed rate in the foreign currency into a variable rate or fixed rate in the domestic currency.
The interest paid or received or the differential paid or received is recorded in the statement of income in specific accounts under financial income and expense. Moreover, related accruals are made at the year-end or interim closings with a counter-entry to "accrued income and prepaid expenses or accrued expenses and deferred income".

BALANCE SHEETS

ASSETS

Intangibles, fixed assets and long-term investments

Intangible assets — ***Lire 2,301,652 million***
(Lire 2,258,614 million at December 31, 1999)

A summary of the changes during the year is presented as follows:

(in millions of lire)	2000
– Additions	1,299,715
– Disposals and other changes	(17,679)
– Contributions of business segments	(52,025)
– Transfers from Stet International for spin-off	1,340
– Writedowns	(37,628)
– Amortization	(1,161,934)
– Reclassifications	11,249
Total	43,038

An analysis of the composition and the changes in intangible assets during the year is presented as follows:

	12/31/1999			
(in millions of lire)	Cost	Writedowns	Amortization	Total
Industrial patents and intellectual property rights	4,184,882	(58,386)	(2,934,208)	1,192,288
Concessions, licenses, trademarks and similar rights	227,471	=	(114,873)	112,598
Goodwill	19,000	=	(15,200)	3,800
Work in progress and advances to suppliers	740,383	=	=	740,383
Other intangibles (*)	892,391	=	(682,846)	209,545
Total	6,064,127	(58,386)	(3,747,127)	2,258,614
(*) Including:				
Leasehold improvements	782,090	=	(619,481)	162,609
Great Jubilee 2000	109,512	=	(62,578)	46,934

1912

(in millions of lire)	Changes during the year Additions	Reclassifications	Sales/ Retirements/ Transfers (a)	Writedowns/ Reinstatements	Amortization	Total
Start-up and expansion costs	=	=	1,020	=	(1,020)	=
Industrial patents and intellectual property rights	16,334	697,124	(55,573)	(4,635)	(1,024,340)	(371,090)
Concessions, licenses, trademarks and similar rights	40	940	45	=	(23,535)	(22,510)
Goodwill	=	=	(2,532)	=	(1,268)	(3,800)
Work in progress and advances to suppliers	1,229,982	(686,815)	(10,472)	(32,993)	=	499,702
Other intangibles (*)	53,359	=	(852)	=	(111,771)	(59,264)
Total	1,299,715	11,249	(68,364)	(37,628)	(1,161,934)	43,038
(*) Including:						
Leasehold improvements	53,359	=	224	=	(69,439)	(15,856)
Great Jubilee 2000	=	=	(1,076)	=	(42,330)	(43,406)

(a) Broken down as follows:	Cost	Amortization	Carrying value
Start-up and expansion costs	5,102	(4,082)	1,020
of which transfers from Stet International	5,102	(4,082)	1,020
Industrial patents and intellectual property rights	(548,424)	492,851	(55,573)
of which contributions of business segments	(168,444)	129,423	(39,021)
of which transfers from Stet International	2	(1)	1
Concessions, licenses, trademarks and similar rights	151	(106)	45
of which transfers from Stet International	250	(156)	94
Goodwill	(19,000)	16,468	(2,532)
of which contributions of business segments	(19,000)	16,468	(2,532)
Work in progress and advance to suppliers	(10,472)	=	(10,472)
of which contributions of business segments	(10,472)	=	(10,472)
Other intangibles	(203,026)	202,174	(852)
of which transfers from Stet International	761	(536)	225
Total	(775,669)	707,305	(68,364)
of which contributions of business segments	(197,916)	145,891	(52,025)
of which transfers from Stet International	6,115	(4,775)	1,340

(in millions of lire)	12/31/2000 Cost	Writedowns	Amortization	Total
Start-up and expansion costs	5,102	=	(5,102)	=
Industrial patents and eintellectual property rights	4,349,916	(63,021)	(3,465,697)	821,198
Concessions, licenses, trademarks and similar rights	228,602	=	(138,514)	90,088
Goodwill	=	=	=	=
Work in progress and advances to suppliers	1,273,078	(32,993)	=	1,240,085
Other intangibles (*)	742,724	=	(592,443)	150,281
Total	6,599,422	(96,014)	(4,201,756)	2,301,652
(*) Including:				
Leasehold improvements	634,935	=	(488,181)	146,754
Great Jubilee 2000	107,000	=	(103,473)	3,527

1913

Start-up and expansion costs =

This item shows a nil balance between the transfer from Stet International (Lire 1,020 million) and the amortization charge for the year (Lire 1,020 million).

Industrial patents and intellectual property rights *Lire 821,198 million*

These decreased by Lire 371,090 million from December 31, 1999.

They are detailed as follows:

(in millions of lire)	12/31/2000	12/31/1999
• software in use	820,943	1,191,960
• industrial patents	255	328
Total	821,198	1,192,288

Capitalized costs for applications software show a decrease of Lire 371,017 million compared to December 31, 1999, mainly due to some projects which came into use during the year (Lire 713,372 million), net of the amortization charge (Lire 1,024,181 million), disposals (Lire 16,553 million), the writedown of software in use (Lire 4,635 million) and net transfers as a result of corporate transactions entered into during the year (Lire 39,020 million).
Industrial patents decreased by Lire 73 million compared to December 31, 1999, and represent the difference between capitalized costs incurred to file new patents and extend already filed patents to foreign countries (totaling Lire 86 million) and the amortization charge (Lire 159 million).

Concessions, licenses, trademarks and similar rights *Lire 90,088 million*

This item shows a decrease of Lire 22,510 million compared to December 31, 1999, representing the difference between additions and projects which came into use during the year (Lire 980 million), the amortization charge (Lire 23,535 million), disposals (Lire 49 million) and the transfer from Stet International during the year (Lire 94 million).

Goodwill =

Goodwill shows a nil balance owing to the amortization charge for the year 2000 (Lire 1,268 million) and the contribution of the business segment to Tin.it (Lire 2,532 million).

Work in progress and advances to suppliers *Lire 1,240,085 million*

Work in progress and advances to suppliers show an increase of Lire 499,702 million compared to December 31, 1999, due to investments in software development projects relating to network applications and operating programs (Lire 1,229,982 million), completed software projects which came into use during the year (Lire 686,815 million), the writedown of software projects that will be abandoned in 2001 (Lire 32,993 million) and the contributions of business segments during the year (Lire 10,472 million).

1914

Other intangibles *Lire 150,281 million*

These assets, which decreased by Lire 59,264 million compared to December 31, 1999, include:

- "leasehold improvements" (Lire 146,754 million) made up by costs incurred to adapt leased properties to the Company's operating needs. This item shows a decrease of Lire 15,856 million compared to December 31, 1999, representing the difference between new capitalized items (Lire 53,359 million), the amortization charge (Lire 69,439 million) and other changes mainly referring to the transfers from Stet International (+Lire 225 million);
- "exclusive rights to the Great Jubilee 2000 event" (Lire 3,527 million), acquired in 1999 and made up by the costs incurred to obtain the exclusive TLC provider rights for the Jubilee. This asset shows a decrease mainly on account of the amortization charge for the year (Lire 42,330 million).

Fixed assets ***Lire 29,305,516 million***

(Lire 36,519,951 million at December 31, 1999)

A summary of the changes during the year is presented as follows:

(in millions of lire)	2000
– Additions	3,674,626
– Disposals and other changes	7,765
– Contributions of business segments	(4,847,519)
– Transfers from stet international for spin-off	733
– Depreciation	(6,038,791)
– Reclassifications	(11,249)
Total	(7,214,435)

An analysis of the composition and the changes in fixed assets during the year is presented as follows:

	12/31/1999				
(in millions of lire)	Cost	Upward adjustments	Writedowns	Accumulated depreciation	Total
Land and buildings	10,409,499	1,978,817	(3,939)	(4,555,813)	7,828,564
• non industrial buildings	94,942	10,550	=	(7,622)	97,870
• industrial buildings	10,314,557	1,968,267	(3,939)	(4,548,191)	7,730,694
Plant and machinery	87,563,843	1,682,971	(1,912,380)	(60,473,127)	26,861,307
Manufacturing and distribution equipment	1,754,708	5,366	=	(1,644,580)	115,494
Other fixed assets	3,029,300	8,374	=	(2,587,226)	450,448
Construction in progress and advances to suppliers	1,264,138	=	=	=	1,264,138
Total	104,021,488	3,675,528	(1,916,319)	(69,260,746)	36,519,951

1915

	Changes during the year					
(in millions of lire)	Additions	Reclassifications	Sales/ Retirements/ Other changes (a)	Writedowns	Depreciation	Total
Land and buildings	1,076	190,667	(4,616,152)	=	(394,252)	(4,818,661)
• non industrial buildings	1,076	33,251	(69,354)	=	(1,658)	(36,685)
• industrial buildings	=	157,416	(4,546,798)	=	(392,594)	(4,781,976)
Plant and machinery	1,213,870	2,459,111	(97,703)	=	(5,314,161)	(1,738,883)
Manufacturing and distribution equipment	24,967	338	(516)	=	(62,508)	(37,719)
Other fixed assets	94,337	100,963	(215,649)	=	(267,870)	(288,219)
Construction in progress and advances to suppliers	2,340,376	(2,762,328)	90,999	=	=	(330,953)
Total	3,674,626	(11,249)	(4,839,021)	=	(6,038,791)	(7,214,435)

(a) Broken down as follows:

	Cost	Upward adjustments	Writedowns	Accumulated depreciation	Net value
Land and buildings	(6,333,499)	(1,050,707)	=	2,768,054	(4,616,152)
• non-industrial buildings	(66,127)	(7,749)	=	4,522	(69,354)
• industrial buildings	(6,267,372)	(1,042,958)	=	2,763,532	(4,546,798)
• of which contributions of business segments	(6,311,784)	(1,040,387)	=	2,759,503	(4,592,668)
• non-industrial	(62,288)	(4,021)	=	2,917	(63,392)
• industrial	(6,249,496)	(1,036,366)	=	2,756,586	(4,529,276)
Plant and machinery	(1,913,279)	(119,925)	44,143	1,891,358	(97,703)
• of which contributions of business segments	(254,504)	(1,657)	=	219,684	(36,477)
• of which transfers from Stet International	691	=	=	(658)	33
Manufacturing and distribution equipment	(23,778)	(68)	=	23,330	(516)
• of which contributions of business segments	(32)	=	=	27	(5)
Other fixed assets	(1,979,669)	(2)	=	1,764,022	(215,649)
• of which contributions of business segments	(1,613,826)	=	=	1,404,820	(209,006)
• of which transfers from Stet International	3,165	=	=	(2,465)	700
Construction in progress and advances to suppliers	90,999	=	=	=	90,999
• of which contributions of business segments	(9,363)	=	=	=	(9,363)
Total	(10,159,226)	(1,170,702)	44,143	6,446,764	(4,839,021)
• of which contributions of business segments	(8,189,509)	(1,042,044)	=	4,384,034	(4,847,519)
• of which transfers from Stet International	3,856	=	=	(3,123)	733

	12/31/2000				
(in millions of lire)	Cost	Upward adjustments	Writedown	Accumulated depreciation	Total
Land and buildings	4,267,743	928,110	(3,939)	(2,182,011)	3,009,903
• non-industrial buildings	63,142	2,801	=	(4,758)	61,185
• industrial buildings	4,204,601	925,309	(3,939)	(2,177,253)	2,948,718
Plant and machinery	89,323,545	1,563,046	(1,868,237)	(63,895,930)	25,122,424
Manufacturing and distribution	1,756,235	5,298	=	(1,683,758)	77,775
Other fixed assets	1,244,931	8,372	=	(1,091,074)	162,229
Construction in progress and advances to suppliers	933,185	=	=	=	933,185
Total	97,525,639	2,504,826	(1,872,176)	(68,852,773)	29,305,516

"Construction in progress and advances to suppliers" include labor costs of Lire 22,006 million. The gross value of the fixed assets transferred as a result of the corporate transactions for the contributions of business segments and the total spin-off of Stet International is Lire 9,227,697 million (of which Lire 7,608,740 million relates to the contribution of the business segment "Grandi Immobili" to IM.SER), whereas the related accumulated depreciation accounts total Lire 4,380,911 million (of which Lire 2,976,942 million relates to IM.SER).

1916

Accumulated depreciation at December 31, 2000, as a whole, is considered sufficient in relation to the remaining period of utilization of the assets, determined on the basis of the estimated useful lives of the installations making up the domestic telecommunications network. Accumulated depreciation covered 68.8% of fixed assets at December 31, 2000 and 64.3% at December 31, 1999.

Since the accounting values of the installations are considered congruous and the most prestigious real estate properties were contributed to IM.SER, the fixed assets were not upwardly adjusted as allowed by Law No. 342/2000. However, as set forth by art. 14 of this law, in order to obtain tax benefits, the "Reserve for accelerated depreciation " pertaining to the fixed assets still in use at the end of 2000 was reclassified to the special reserve as provided by the same law. As a result of this law, the carrying value of the fixed assets subjected to accelerated depreciation transferred to the new reserve also expresses the cost of the fixed assets recognized for tax purposes.

At December 31, 2000, the upward adjustments made to fixed assets in 1952, 1975, 1983 and 1991 as well as those made under Law No. 823/1973 have been depreciated by an average of approximately 75%.

The Company uses fixed assets purchased through lease contracts with its subsidiary Teleleasing, which are essentially stipulated under market conditions, as disclosed in the memorandum accounts and related notes. Had these contracts been accounted for using the financial method, entries would have been made in the statement of income for the interest on the financed principal and the depreciation charge attributable to the leased assets and assets would have been recorded in fixed assets and the residual debt under liabilities. The use of this method, however, would have had no material economic effect on the financial statements. The amount of financial expense included in the lease payments recorded in the 2000 statement of income is separately indicated in the note on the "use of property not owned".

Additions during the year include Lire 692,429 million of projects completed in Southern Italy.

Long-term investments — ***Lire 40,193,558 million***

(Lire 19,644,996 million at December 31, 1999)

This item increased by Lire 20,548,562 million compared to December 31, 1999 and includes the following:

(in millions of lire)	12/31/2000	12/31/1999
Equity investments in		
• subsidiaries	35,272,942	8,731,261
• affiliated companies	1,113,026	217,062
• other companies	177,710	382,070
	36,563,678	9,330,393
Advances on future capital contributions	1,864,890	8,610,090
Accounts receivable		
• subsidiaries	96,814	1,300,011
• other receivables	387,605	404,502
	484,419	1,704,513
Treasury stock	1,280,571	=
Total	40,193,558	19,644,996

1917

Equity investments | *Lire 36,563,678 million*

Annexes 9 and 10 present the changes in each investment during the year, together with the corresponding amount at the beginning of the year and at December 31, 2000, as well as, according to Article 2427, Section 5, of the Italian Civil Code, a list of all the Company's equity investments in subsidiaries and affiliated companies. Overall, investments in subsidiaries, affiliates and other companies increased by Lire 27,233,285 million compared to December 31, 1999, as shown below:

(in millions of lire)

Increases:	
• Subscription to capital increases, recapitalizations and loss coverage of: TIM (2,188,228), Stream (205,000), Iridium Italia (26,059), Tin.it (formerly Savigliano Immobiliare) (6), Seat Pagine Gialle (563,417), IM.SER (154), Edotel (12,909), N.TC in liquidation (1,321), I.T. Telecom (formerly Reseau) (51,538), Czechtel in liquidation (21), TMI – Telemedia International Italia (166,741), Fintech (15,000), e Fusion (1,860), Trainet (6,889), Stet International Netherlands (2,050), Eutelsat (203,923), Media Technology Venture (1,106), Mix (19), Cygent (18,058), Cartesia (900).	3,465,199
• Acquisition/subscription of shares/quotas at time of corporate formation of: Stream (354,395), TIM (1,234,481), Seat Pagine Gialle (12,426,614), TI France (15), TI Germany (49), TI Switzerland (25), TI United Kingdom (3), TI Web (61), SIA (20,593), Latin American Nautilus (92,677), Mediterranean Nautilus (68), Netsiel (199), Telecom Italia Capital (66), TI Belgium (2,904), TI Netherlands (35), Is Tim Telekomunikasyon Hizmetleri (242,543), STT (4,400), Consorzio Dream Factory (172), Dmail.it (8,472), Gemini Israel III (1,181), IFM Infomaster (1,323), Italtel (80), Jerusalem Global Venture (1,496), Consorzio Energia Fiera District (3).	14,391,855
• Permanent transfer to capital stock of advances on future capital contributions relating to Stet International Netherlands (8,401,122), Stet Mobile Holding (1,118,604), Cartesia (100), CAF Italia 2000 (1).	9,519,827
• Acquisition of investments following corporate transactions: Netsiel (209,860), TE.SS. (2,274), Seat Pagine Gialle (46,409), IM.SER (5,615,183), Stet International Netherlands (1,547,389), Stet Mobile Holding (89,580), Saiat (1,000).	7,511,695
• Reclassification of long-term receivable from Bitel to investments (259,981) and acquisition of investment in IMMSI through partial demerger of Sirti (45,575).	305,556
Total increases (A)	35,194,132

1918

(milioni di lire)	
Decreases:	
• Sale of shares/quotas in: IM.SER (5,224,408), Bitel (259,981), IMMSI (10,281), Edotel (80), Teleleasing (14), Consorzio Promotore ISDN in liquidation (229), Consorzio Multimediale di Terni (1,750), Sistemi e Telematica (420), TSP (7,023), Accel (891), Intelsat (23,493), Media Technology Venture (1,309), The Fantastic Corporation (548), Huit (199), Sirti (86,348), Itinera (127), Is Tim Telekomunikasyon Hizmetleri (242,543), Italtel (80), Italdata (720).	5,860,444
• Writedown for losses of investments charged to statement of income of: Iridium Italia (5,700), Stream (391,881), TMI - Telemedia International Italia (197,081), Tin.it (formerly Savigliano Immobiliare) (6), Consorzio Civita (12), Trainet (1,306).	595,986
• Writedown for losses of investments covered by the reserve for risks and charges on investments of: Iridium Italia (20,359), Stream (1,169), N.TC in liquidation (1,321), Edotel (11,629), Czechtel in liquidation (21), Consorzio CIMSC (9), I.T. Telecom (formerly Reseau) (1,538), IM.SER (137), Geis (9,692), Trainet (5,583).	51,458
• Reduction of the investment in Sirti following the partial demerger and consequent creation of the company IMMSI.	45,575
• Total spin-off of Stet International	1,407,384
Total decreases (B)	7,960,847
Net change for the year (A-B)	27,233,285

In particular:

- subsequent to the resolutions of the extraordinary stockholders' meeting of December 15, 1999, on February 7, 2000, the real estate assets and connected activities of Sirti S.p.A. were partially demerged, on a proportional basis, and attributed to the newly formed company IMMSI S.p.A.. The legal effects of the demerger had effect from February 10 and from February 11, the stock exchange authorized the trading of IMMSI shares and the listing of Sirti shares ex demerger. In November, Telecom Italia tendered all of its shares in Sirti to the voluntary take-over bid by Wiretel for 100% of Sirti stock.
- on April 7, Telecom Italia subscribed to the share capital increase of Savigliano Immobiliare – from Lire 20 million to Lire 1,000 million – voted by the stockholders' meeting of the company acquired the previous February 29. The same stockholders' meeting passed a resolution to transform the company from a limited liability company to a joint stock company, changing the registered name to Tin.it S.p.A.. Also on the same occasion, a second capital increase was voted for Lire 40 billion with the contributions of assets consisting of the business segments and investments inherent to the operations and marketing of online services and products by Telecom Italia, the investment held in Viasat by Telespazio and the "Content Management" division by Saritel. On August 10, 2000, the extraordinary stockholders' meeting passed a resolution for the partial demerger, on a proportional basis, of Telecom Italia, finalized on November 10, through the transfer of a 8.168% stake in Tin.it to Seat, and also the merger of Tin.it and Seat Pagine Gialle, finalized on November 15, 2000. At December 31,

2000, the investment in Seat Pagine Gialle – taking into account this last transaction and the purchase of shares during the year, from Huit II (No. 816,809,603 ordinary shares at 4.5 euro per share, plus interests), through public purchase offers (No. 339,291,608 ordinary shares at 4.2 euro per share and No. 326,944,623 saving shares at 2.94 euro per share) and by JP Morgan (No. 53,009,681 ordinary shares at 4.87 euro per share), was equal to 55.20% of the entire share capital. The shares held by Telecom Italia, equal to No. 6,051,510,901, are composed of No. 5,168,475,885 unencumbered ordinary shares, No. 218,754,174 unencumbered savings shares, No. 339,291,608 ordinary shares pledged and No. 324,989,234 shares on loan (of which No. 216,798,785 ordinary shares and No. 108,190,449 savings shares). These latter shares derive from specific contracts for the loan of securities (see the accounting policies under investments), covered by specific guarantee contracts;

- during the month of April, Telecom Italia purchased 50 million TIM ordinary shares at a price of Lire 1,230,947 million in order to increase its holding in the company. In July, the Board of Directors of Telecom Italia voted to accept TIM's offer to covert all of TIM savings shares into ordinary shares. The outlay by Telecom Italia totaled Lire 2,188,228 million.
- during the first half, Telecom Italia and News Television acquired the investments held by Cecchi Gori group and SDS in Stream, each by equally subscribing to capital increases and making stock purchases. After these transactions, Telecom Italia's stake in Stream increased from 35% to 50%;
- in June, Telecom Italia contributed No. 46,104,648 Meie Assicurazioni shares to Saiat that were carried in the 1999 financial statements at quantity and not at value, realizing a gain of Lire 1,000 million;
- on November 1, 2000, Telecom Italia contributed to TE.SS. – Tele Payroll Services S.p.A. – the business segment consisting of the personnel administration services through the subscription of No. 117,500 shares of the same for an equivalent amount of Lire 2,274 million;
- on December 1, 2000, Telecom Italia contributed the business segment "Grandi Immobili", including the majority of the most prestigious real estate properties, to IM.SER for an amount of Lire 5,615,183 million, acquiring 100% control of the company; later, a 45% stake in IM.SER was sold to Beni Stabili and an additional 15% stake to Lehman Brothers. Telecom Italia's interest thus fell to 40%.
- on December 27, 2000, the total spin-off of Stet International to Telecom Italia and TIM as part of the rationalization of the international telecommunications sector was concluded. The deal is effective for accounting and tax purposes beginning January 1, 2000. This transaction led to the cancellation of the entire stake in Stet International (Lire 1,407,385 million) and the simultaneous increase in the investments in Stet International Netherlands (Lire 1,547,389 million) and in Stet Mobile Holding (Lire 89,581 million). Telecom Italia subsequently contributed the entire stake held in Stet Mobile Holding to TIM, receiving 1.94% of TIM ordinary shares (after the conversion of savings shares into ordinary shares) following the share capital increase set aside by TIM for the same Telecom Italia;
- on December 31, 2000, Telecom Italia, as part of the plan for the reorganization of the information technology sector, which calls for concentrating all of the Group's operations in this sector to I.T. Telecom S.p.A., contributed the business segment for the operations of the information technology services to Netsiel, by subscribing to the capital of the same for an equivalent amount of Lire 209,860 million; after this transaction Telecom Italia's stake in Netsiel is equal to 68.7%;

1920

- some investments in subsidiaries and affiliated companies are recorded at an amount in excess of the corresponding share of the underlying stockholders' equity, net of dividends and after the consolidation adjustments. These investments are maintained at their carrying values since they are expected to show future earnings and their assets are worth more than their respective book values. In particular, in the case of TIM, the higher value – which is nevertheless significantly lower than market value, as later described – is the result of the method (proportion of market value) used in separating the value of the holding from that of the former company Telecom Italia following the demerger in 1995. As for Finsiel, the value of the investment has not been changed in view of its current earnings potential.

A comparison between the market price of the listed shares at December 31, 2000 and their carrying value shows an unrealized gain of Lire 83,954 billion. Further details are given in Annex 11.

Advances on future capital contributions *Lire 1,864,890 million*

These show a decrease of Lire 6,745,200 million compared to December 31, 1999, principally due to the reclassification to "equity investments in subsidiaries" of the payments made to the companies Stet International Netherlands and Stet Mobile Holding in prior years and during 2000. At December 31, 2000, the amount is composed as follows:
- Stet International Netherlands (Lire 1,864,633 million);
- Tecno Idro Meteo (Lire 189 million);
- Ti Austria Gmbh (Lire 68 million).

Accounts receivable *Lire 484,419 million*

These are recorded at nominal value, which corresponds to estimated realizable value, decreased by Lire 1,220,094 million compared to December 31, 1999, and are analyzed as follows:

	12/31/1999	Changes during the year				12/31/2000
(in millions of lire)		Disburse-ments	Reimburse-ments	Reclassifi-cations Other	Total	
Subsidiaries	1,300,011	9,611	(962,918)	(249,890)	(1,203,197)	96,814
Other receivables	404,502	63,266	(78,017)	(2,146)	(16,897)	387,605
Total	1,704,513	72,877	(1,040,935)	(252,036)	(1,220,094)	484,419

Accounts receivable from subsidiaries Lire 96,814 million

These decreased by Lire 1,203,197 million mainly on account of the repayment of loans by Teleleasing following the sale to Mediobanca of a 60% interest in Teleleasing itself. The balance at December 31, 2000 only includes loans granted at market terms to the company Telespazio.

1921

Other receivables Lire 387,605 million

These decreased by Lire 16,897 million and refer to:

- *receivables from customers* *Lire 1,819 million*
  these are made up by 50% of the new connection charges borne by residential customers paying in 12 bi-monthly installments, as allowed by law. These receivables show a decrease of Lire 24 million from December 31, 1999;

- *receivables from employees* *Lire 95,047 million*
  these include the outstanding amount of loans receivable from employees, of which Lire 78 million was made in connection with the Initial Public Offering of ordinary Telecom Italia shares;

- *guarantee deposits* *Lire 9,744 million*
  these include cash deposits to third parties paid mainly to municipalities to guarantee proper work to roads;

- *other financial receivables* *Lire 280,995 million*
  These mainly refer to:
  - the loan made to Ros Telecom (Lire 42,610 million) for the installation of the ITUR project (optic submarine cable linking Italy, Turkey, Ukraine and Russia);
  - the prepayment of the tax on the reserve for employee termination indemnities (Lire 220,344 million) required under Law No. 662 of December 23, 1996 and subsequent amendments, revalued as required by law;
  - the outstanding amount (Lire 211 million) of low-rate loans granted to personnel of the other Italian companies of the Telecom Italia Group in connection with the Initial Public Offering (IPO) of ordinary Telecom Italia shares.

Treasury stock Lire 1,280,571 million

At December 31, 2000, the Company had a total of No. 104,978,070 treasury savings shares, with a par value of Lire 1,000 each, equal to 1.41% of share capital. The buy-backs were made following the tender offer to purchase during the period February 17, 2000 to March 17, 2000 (No. 1,793,820 shares) and later buy-backs (No. 103,184,250 shares) as voted by the ordinary stockholders' meeting of January 14, 2000. A specific reserve was set up under stockholders' equity for this purpose.

As required by Article 2358 of the Italian Civil Code, we report that the amount of the available reserves recorded in the financial statements at December 31, 2000 is sufficient to cover the outstanding balance of the loans made to employees of Telecom Italia and Telecom Italia Group companies for the purchase of ordinary Telecom Italia shares in connection with the Initial Public Offering under Decree of August 8, 1997 by the President of the Council of Ministers.
As required under Article 2427, Section 6 of the Italian Civil Code, Annex 12 sets forth a breakdown of loans under long-term investments by maturity within and beyond five years.

As required by Article 10 of Law No. 72/1983 the table below sets forth a breakdown of upward adjustments by type of assets held by the Company.

(in millions of lire)						Fixed assets	Other assets	
Description							Investments	
	Land and buildings	Plant and machinery	Manufacturing and distribution equipment	Other assets	Construction in progress and advances to suppliers	Total	Subsidiaries	Affiliates
Historical cost of additions to 12/31/2000:								
Upward adjustments under Special laws	1,549,506	3,504,769	16,231	14,930	=	5,085,436	1,491,224	4,680
Not adjusted	2,718,237	85,818,776	1,740,004	1,230,001	933,185	92,440,203	33,665,302	1,426,676
Total	4,267,743	89,323,545	1,756,235	1,244,931	933,185	97,525,639	35,156,526	1,431,356
Upward adjustments:								
Under Law No. 74 of 2/11/1952	700	=	=	=	=	700	724	=
Under Law No. 823 of 12/19/1973	24,615	=	=	=	=	24,615	1,057	=
Under Law No. 576 of 12/2/1975	48,140	67,887	5,298	928	=	122,253	26,187	=
Under Law No. 72 of 3/19/1983	356,394	1,495,159	=	7,444	=	1,858,997	180,079	2,757
Under Law No. 413 of 12/30/1991	498,261	=	=	=	=	498,261	=	=
Voluntary adjustment made in 1981	=	=	=	=	=	=	83,255	=
Total	928,110	1,563,046	5,298	8,372	=	2,504,826	291,302	2,757
Grand total	5,195,853	90,886,591	1,761,533	1,253,303	933,185	100,030,465	35,447,828	1,434,113

Current assets

Inventories — ***Lire 149,388 million***

(Lire 233,028 million at December 31, 1999)

These decreased by Lire 83,640 million compared to December 31, 1999 and include the following:

Contract work in process — *Lire 69,533 million*

This item, which increased by Lire 15,553 million compared to December 31, 1999, represents the value of the work being performed on behalf of third parties at December 31, 2000.

Merchandise — *Lire 79,855 million*

Merchandise decreased by Lire 99,193 million compared to December 31, 1999 owing to both higher consumption of goods held for sale and used for maintenance (telephone products and materials) and improvements in the management of merchandise inventories.

Accounts receivable ***Lire 17,657,120 million***

(Lire 15,401,138 million at December 31, 1999)

Accounts receivable increased by Lire 2,255,982 million compared to December 31, 1999. A breakdown and the changes that occurred during the year are given in the table below:

	12/31/1999	Changes during the year			12/31/2000
(in millions of lire)		Utilizations	Provisions	Change	
Trade accounts receivable	10,136,833			(1,165,424)	8,971,409
• allowance for doubtful accounts	(728,000)	406,490	(332,490)	74,000	(654,000)
Total trade accounts receivable	9,408,833			(1,091,424)	8,317,409
Accounts receivable from subsidiaries	4,489,011			745,660	5,234,671
of which financial receivables	2,083,785			(26,660)	2,057,125
Accounts receivable from affiliated companies	405,401			62,418	467,819
of which financial receivables	64,789			56,282	121,071
Accounts receivable from parent companies	2,484			(145)	2,339
Other receivables	1,095,409			2,539,473	3,634,882
• Government and other public entities for grants and subsidies	250			2,200	2,450
• deferred tax assets	345,483			594,006	939,489
• other receivables	749,676			1,943,267	2,692,943
Total	15,401,138			2,255,982	17,657,120

Trade accounts receivable *Lire 8,317,409 million*

Trade accounts receivable decreased by Lire 1,091,424 million, compared to December 31, 1999, owing to the assignment of receivables without recourse, not due on December 31, 2000, to factoring companies (Lire 399,895 million, with a loss of Lire 5,204 million). Trade accounts receivable are shown net of the allowance for doubtful accounts (Lire 654,000 million, of which Lire 332,490 million were provided during the year). The latter decreased by Lire 74,000 million compared to December 31, 1999 (Lire 728,000 million), mainly due to a reduction in the amount of doubtful receivables. Trade accounts receivable include Lire 1,382,473 million of receivables from other operators (Lire 751,227 million from fixed telecommunications carriers, Lire 57,637 million from mobile telecommunications operators and Lire 502,209 million from foreign correspondents).

1924

Accounts receivable from subsidiaries *Lire 5,234,671 million*

Accounts receivable from subsidiaries increased by Lire 745,660 million, compared to December 31, 1999, and include trade, financial and other receivables. The financial receivables reflect current account transactions carried out at market rates for cash management purposes and short-term loans granted to the companies; such receivables can be analyzed as follows:

(in millions of lire)	12/31/2000	12/31/1999
Financial receivables from		
Subsidiaries:		
Aspasiel	1,682	1,606
Consiel	69,350	52,943
Consultel (in liquidation)	1,738	384
Cselt	29,949	24,191
Edotel (formerly Sidac)	=	11,480
Eis	36,722	7,556
Elettra Tlc	27,088	41,889
Emsa	=	26,365
Finsiel	199,459	391,052
I.T. Telecom (formerly Reseau)	9,071	1,685
IM.SER (formerly Tecnitel)	=	2,600
Insiel	5,815	1,390
Intersiel	5,208	3,021
Ireos (in liquidation)	2,220	1,915
Iridium	=	429
Italtel	=	200,000
Latin America Nautilus	11,653	=
Netsiel	36,107	16,516
N.TC (in liquidation)	=	1,295
Saiat	=	64,095
Saritel	122,220	77,291
Seat Pagine Gialle	2,927	=
Sic	11	=
Sintesiel	1,309	974
Sodalia	40,889	32,790
Softe	=	295,485
Sogei	51,935	=
Stet International	=	29,303
TE.SS.	323	=
Teleleasing	=	266,110
Telesoft	218,366	259,907
Telespazio	194,328	120,635
Telimm	16,063	=
TIM	908,250	=
Tmi-Telemedia International Italia	25,581	73,110
Tmi-Telemedia International Ltd	31,949	69,478
Trainet	=	=
Venis	6,912	4,630
Webegg (formerly Logicasiel)	=	3,660
Total	2,057,125	2,083,785

1925

Trade receivables, amounting to Lire 1,177,895 million, are mostly due from TIM (Lire 298,934 million), Telespazio (Lire 209,145 million), Seat Pagine Gialle (Lire 184,692 million), Stet International Netherlands (Lire 76,036 million) and Telesoft (Lire 56,192 million).
Other receivables, amounting to Lire 1,999,651 million, primarily represent accrued dividends from subsidiaries (Lire 1,862,344 million) and other receivables connected with the Group's VAT settlement system.

Accounts receivable from affiliated companies *Lire 467,819 million*

Accounts receivable from affiliated companies increased by Lire 62,418 million compared to December 31, 1999. Receivables include trade, financial and other receivables. The financial receivables reflect current account transactions carried out at market rates for cash management purposes and short-term loans; such receivables can be analyzed as follows:

(in millions of lire)	12/31/2000	12/31/1999
Financial receivables from		
Affiliated companies:		
Astelit	344	344
Datasiel	110	=
Esri Italia	4,497	7,121
Excite Italia BV	9,846	989
Lares Tecno	=	34
Sispi	4	12
Stream	106,270	56,270
Consorzio Telcal	=	19
Total	121,071	64,789

Trade receivables, amounting to Lire 346,403 million, are mostly due from Retevision (Lire 88,164 million), Telecom Argentina (Lire 57,321 million) and Golden Lines (Lire 48,883 million); other receivables total Lire 345 million.

Accounts receivable from parent companies *Lire 2,339 million*

Accounts receivable from parent companies refer to the amounts due from the parent company Olivetti, of which Lire 2,205 million refers to trade receivables.

Other receivables *Lire 3,634,882 million*

Government and other public entities for grants and subsidies Lire 2,450 million
These consist of the receivable from the Ministry of Industry, Commerce and Handicrafts for grants to defray the costs incurred for the realization of the telecommunications installations in Southern Italy.

Deferred tax assets Lire 939,489 million
These are shown net of the reserve for deferred taxes (Lire 1,111,127 million). The main items which gave rise to deferred tax assets are the writedown of receivables and software and the reserve for risks; those which generated deferred tax liabilities are gains and

capital grants. Both the reserve for "deferred tax liabilities" and "deferred tax assets" include tax credits on dividends accrued.
At December 31, 2000, about Lire 435,000 million of deferred tax assets have not been recorded since future recovery is not reasonably assured.

The balance of deferred tax assets and liabilities is made up as follows:

	Due at December 31, 2000				Due at December 31, 1999			
	Within 1 year	From 2 to 5 years	Beyond 5 years	Total	Within 1 year	From 2 to 5 years	Beyond 5 years	Total
Deferred tax assets	1,766,937	283,679	=	2,050,616	1,373,688	541,039	40,120	1,954,847
Reserve for deferred taxes	(1,097,710)	(13,417)	=	(1,111,127)	(1,185,878)	(383,366)	(40,120)	(1,609,364)
Net balance	669,227	270,262	=	939,489	187,810	157,673	=	345,483

The increase in net deferred tax assets at December 31, 2000 is mainly due to lower deferred tax liabilities following the reclassification of the "Reserve for accelerated depreciation", pursuant to art. 14 of Law No. 342/2000.

Other receivables — Lire 2,692,943 million

These increased by Lire 1,943,267 million compared to December 31, 1999 and can be analyzed as follows:

(in millions of lire)	12/31/2000	12/31/1999
• receivables from Tax Administration	83,196	46,079
• receivables relating to personnel	156,581	142,600
• transaction for the loan of securities	1,679,977	=
• amounts paid by customers and in transit with the banking and postal banking system	278,140	340,064
• other items	495,049	220,933
Total	2,692,943	749,676

The contra-entry to the transaction for the loan of securities described under "Investments" can be found in "Other liabilities".

1927

Short-term financial assets ***Lire 642,608 million***
(Lire 119,207 million at December 31, 1999)

These increased by Lire 523,401 million compared to December 31, 1999 and the composition and changes during the year are shown in the following table:

(in millions of lire)	12/31/1999	Changes during the year				12/31/2000
		Acquisition	Sales/ Reimburse-ments	Writedowns/ Reinstate-ments	Total	
Equity investments in subsidiaries	108,813	1,119,153	(428,654)	(166,670)	523,829	632,642
Equity investments in affiliated companies	=	139,199	(139,199)	=	=	=
Other equity investments	10,394	76,511	(23,224)	(53,715)	(428)	9,966
Other securities	=	156,308	(156,308)	=	=	=
Total	119,207	1,491,171	(747,385)	(220,385)	523,401	642,608

These refer to listed shares acquired both in trading transactions and in the form of dividends "in kind" distributed by some venture capital companies (Accel, Media Technology Venture).

The net gains realized on the sales of shares in subsidiaries and other companies, totaling Lire 63,723 million, refer mainly to TIM (Lire 47,946 million); the losses, on the other hand, amount to Lire 746 million and refer to Sirti (Lire 424 million) and Agil Software (Lire 322 million).
Further details are given in Annex 11.

Liquid assets ***Lire 210,952 million***
(Lire 140,452 million at December 31, 1999)

Liquid assets increased by Lire 70,500 million compared to December 31, 1999 and include the following:

(in millions of lire)	12/31/2000	12/31/1999
Bank and postal accounts	210,320	139,521
Checks	9	1
Cash and valuables on hand	623	930
Total	210,952	140,452

1928

Accrued income and prepaid expenses — ***Lire 1,634,353 million***
(Lire 49,479 million at December 31, 1999)

These increased by Lire 1,584,874 million compared to December 31, 1999 and include the following:

(in millions of lire)	12/31/.2000	12/31/1999
Issue discounts and similar charges	2,411	3,584
Accrued income		
• financial income	33,737	30,506
	33,737	30,506
Other prepaid expenses		
• production costs	104,644	15,183
• financial expenses	39,623	206
• other	1,453,938	=
	1,598,205	15,389
Accrued income and other prepaid expenses	1,631,942	45,895
Total	1,634,353	49,479

Issue discounts and similar charges — *Lire 2,411 million*

These decreased by Lire 1,173 million compared to December 31, 1999 due to the amounts charged to the statement of income for the portion attributable to the current year.
Issue discounts and similar charges are made up by the expenses incurred to obtain loans.

Accrued income and other prepaid expenses — *Lire 1,631,942 million*

These increased by Lire 1,586,047 million compared to December 31, 1999.
Accrued income includes the interest expense (Lire 12,301 million) subsidized until 1991 by the government under Law No. 67/1988, equivalent to three percentage points of the cost of the loans which replaced those assigned to the Company through Cassa Depositi e Prestiti under Law No. 887/1984.
Prepaid expenses are mainly related to building rents (Lire 95,427 million), financial expenses (Lire 39,623 million) pertaining to amounts already accrued or paid, but attributable to future years, expenses relating to the deferral of the put option on the Seat shares (Lire 1,453,938 million), to which reference should be made to "Purchases and sales commitments" in the memorandum accounts.

A breakdown of receivables and accrued income by maturity and type is given in Annex 12.

1929

LIABILITIES AND STOCKHOLDERS' EQUITY

Stockholders' equity — ***Lire 36,235,335 million***
(Lire 35,577,763 million at December 31, 1999)

The table below shows the changes that occurred during the year:

(in millions of lire)	12/31/1999	Change during the year				12/31/2000
		Appropriation of 1999 net income	Other changes	Net income	Total	
Share capital	7,426,157	=	=	=	=	7,426,157
Additional paid-in capital	3,490,922	=	=	=	=	3,490,922
Reserves for inflation adjustments under						
• Law No. 72 of 3/19/1983	4,805,725	=	(481)	=	(481)	4,805,244
• Law No. 413 of 12/30/1991	908,093	=	(90)	=	(90)	908,003
Legal reserve	762,267	252,518	=	=	252,518	1,014,785
Reserve for treasury stock	=	=	1,280,571	=	1,280,571	1,280,571
Other reserves:						
• reserve for accelerated depreciation	1,487,794	298,828	(1,786,622)	=	(1,487,794)	=
• reserve Law No. 342 of 11/21/2000, art. 14	=	=	1,720,299	=	1,720,299	1,720,299
• special reserve	3,627,806	=	(1,220,299)	=	(1,220,299)	2,407,507
• reserve for capital grants	852,913	=	31,221	=	31,221	884,134
• miscellaneous reserves	7,165,723	=	177,728	=	177,728	7,343,451
Net income	5,050,363	(551,346)	(4,499,017)	4,954,262	(96,101)	4,954,262
Total stockholders' equity	35,577,763	=	(4,296,690)	4,954,262	657,572	36,235,335

Share capital — *Lire 7,426,157 million*

Share capital has remained unchanged compared to December 31, 1999 and consists of 5,260,037,131 ordinary shares and 2,166,120,095 savings shares of par value Lire 1,000 each.

Reserve for inflation adjustments under Law No. 72 of 3/19/1983 — *Lire 4,805,244 million*

This reserve decreased by Lire 481 million compared to December 31, 1999, following the partial spin-off of No. 3,348,922 Tin.it ordinary shares by Telecom Italia to Seat Pagine Gialle, as voted by the extraordinary stockholders' meeting on August 10, 2000.

Reserve for inflation adjustments under Law No. 413 of 12/30/1991 — *Lire 908,003 million*

This reserve decreased by Lire 90 million compared to December 31, 1999, due to the aforementioned partial spin-off to Seat Pagine Gialle.

1930

Reserve for treasury stock *Lire 1,280,571 million*

This reserve has been set up in respect of the tender offer for treasury savings shares and subsequent buy-backs, to which reference should be made under the specific caption in assets. The amount was transferred from the "special reserve".

Reserve for accelerated depreciation =

This reserve shows a nil balance due to the following:
- increase as a result of the appropriation of 1999 profit (Lire 298,828 million);
- reclassification of Lire 1,720,299 million to the recently formed "Reserve Law No. 342 of November 21, 2000, art. 14, to which reference should be made;
- reclassification of Lire 66,323 million to the "special reserve" for fixed assets disposed of or retired during 2000.

Reserve Law No. 342 of November 21, 2000, art. 14 *Lire 1,720,299 million*

This reserve was set up by reclassifying part of the "Reserve for accelerated depreciation" pertaining to the fixed assets still in use at the end of 2000. Pursuant to the provision under which the new reserve was set up, it became possible to bring the tax deductible costs of these same fixed assets into line with those carried in the financial statements (which do not take into account accelerated depreciation taken only for tax purposes) through the payment of a substitute equalization tax equal to 19% of the reclassified amount. Tax treatment of this reserve is regulated by DM No. 162 of April 13, 2001, art. 10.

Special reserve *Lire 2,407,507 million*

The special reserve shows a decrease of Lire 1,220,299 million compared to December 31, 1999. The reduction represents the difference between the reclassification from the "Reserve for accelerated depreciation", the transfers to the "Reserve for treasury stock" and the utilization of Lire 6,051 million to round off the special dividend for 1999 to the highest lire, as voted by the ordinary stockholders' meeting of July 3, 2000. In fact, at that date, dividends on the treasury stock held by the Company were uniformly redistributed over all the other shares.

Reserve for capital grants *Lire 884,134 million*

The reserve for capital grants increased by Lire 31,221 million compared to December 31, 1999. The increase represents the difference between the transfer of a portion of the capital grants received up to December 31, 1992, equal to Lire 31,306 million, which became available during 2000 as a result of the depreciation of the assets to which the grants refer and the transfer of Lire 85 million following the partial spin-off in favor of Seat Pagine Gialle.

Other reserves *Lire 7,343,451 million*

Other reserves increased by Lire 177,728 million, compared to December 31, 1999, due to the surplus arising the total spin-off of Stet International through the transfer of all the

assets and liabilities to the beneficiary companies Telecom Italia and TIM, as voted by the extraordinary stockholders' meeting of October 20, 2000; the amount (Lire 181,457 million), in fact, derives from the difference between the accounting value of the assets and liabilities transferred to Telecom Italia and the cancellation of the investment in Stet International. The same amount was partly offset by the effect of the partial spin-off to Seat Pagine Gialle.

Current plans do not include any transactions affecting equity reserves in abeyance of taxes which would be subject to taxation under current laws.

Reserves for risks and charges ***Lire 1,711,092 million***
(Lire 1,242,208 million at December 31, 1999)

These increased by Lire 468,884 million compared to December 31, 1999. The composition and changes in these reserves are described as follows:

	12/31/1999	Changes during the year					12/31/2000
(in millions of lire)		Provisions	Utilizations	Released to income	Reclassification/ Other	Total	
Reserve for taxes	254,498	1,076,796	(1,351,498)	(971)	294,650	18,977	273,475
For taxes	254,498	24,419	(4,471)	(971)	=	18,977	273,475
For deferred taxes	=	1,052,377	(1,347,027)	=	294,650	=	=
Other reserves	987,710	693,415	(180,982)	=	(62,526)	449,907	1,437,617
Reserve for litigation	257,694	17,183	(12,806)	=	120	4,497	262,191
Reserve for capital grants	284,653	=	=	=	(31,306)	(31,306)	253,347
Reserve for losses of subsidiaries and affiliates	49,438	31,245	(51,458)	=	=	(20,213)	29,225
Reserve for corporate restructuring	=	294,523	=	=	=	294,523	294,523
Reserve for contractual risks and other risks	395,925	350,464	(116,718)	=	(31,340)	202,406	598,331
Total	1,242,208	1,770,211	(1,532,480)	(971)	232,124	468,884	1,711,092

Reserve for taxes *Lire 273,475 million*

The reserve for taxes increased by Lire 18,977 million compared to December 31, 1999 and entirely refers to income taxes and other duties and taxes.
The reserve for deferred taxes shows a nil balance attributable to the set-off with deferred tax assets.

Other reserves *Lire 1,437,617 million*

These increased by Lire 449,907 million, compared to December 31, 1999 and include the following reserves:

- reserve for litigation (Lire 262,191 million): this includes prudent provisions – charged to various items of the statement of income – for probable expenses in connection with personnel disputes and litigation with third parties which had not yet been settled at the end of the year. The provisions (Lire 17,183 million) are related to litigation with third parties and the utilizations refer to disputes with personnel (Lire 6,641 million), social security institutions (Lire 60 million) and others (Lire 6,105 million);

1932

- reserve for capital grants (Lire 253,347 million): this includes the unavailable portion of capital grants received up to December 31, 1992 recorded herein solely for purposes of taking advantage of the tax benefits. Utilizations during the year (Lire 31,306 million) stem from the transfer to stockholders' equity of the portion of the capital grants which became available;
- reserve for losses of subsidiaries and affiliates (Lire 29,225 million): this includes the provisions to account for the losses in excess of the carrying value of some investments, in particular, Iridium Italia (Lire 8,541 million) and Trainet (Lire 5,594 million). Utilizations of Lire 51,458 million refer almost entirely to the coverage of the losses of the companies Iridium Italia (Lire 20,359 million) and Edotel (Lire 11,629 million);
- reserve for corporate restructuring (Lire 294,523 million): this includes the provision made during the year subsequent to the operating agreements reached in July with the unions concerning cutbacks and layoffs under unemployment compensation plans;
- reserve for contractual risks and other risks (Lire 598,331 million): this mainly includes the provisions recorded in the previous years for risks relating to the former Iraq construction contracts (Lire 120,000 million), as well as those made in 2000 for probable charges stemming from the settlement of trade and sundry positions (Lire 350,464 million), of which Lire 241,500 million are connected to the disposals of the investments and the contribution of the business segment "Grandi Immobili" and Lire 81,807 million for disputes of a regulatory nature. Utilizations (Lire 116,718 million) mainly refer to payments made as a consequence of the definition of the 1999 interconnecting rates by the Regulatory Authority (February 15, 2000).

Reserve for employee termination indemnities ***Lire 1,996,825 million***
(Lire 2,163,171 million at December 31, 1999)

This item decreased by Lire 166,346 million compared to December 31, 1999. The following changes took place in the account:

(in millions of lire)

Balance at December 31, 1999	**2,163,171**
Changes during the year:	
- Provisions charged to income for amounts to fund employee termination indemnities accrued in favor of employees during the year plus the fixed and variable cost-of-living adjustments required under Law No. 297/1982	332,906
- Utilizations for:	
• Indemnities paid to employees who took retirement or resigned during the year	(346,289)
• Advances under Law No. 297/1982	(31,067)
• Advances under agreements with labor unions regarding layoffs under unemployment compensation plans	(45,484)
- Amounts transferred to/from subsidiaries and other changes	(76,412)
Balance at December 31, 2000	**1,996,825**

1933

Liabilities ***Lire 51,162,196 million***

(Lire 34,457,494 million at December 31, 1999)

A breakdown of liabilities and accrued expenses pursuant to Article 2427, Section 6, of the Italian Civil Code, is given in Annex 13.

Liabilities, which increased by Lire 16,704,702 million compared to December 31, 1999, include the following:

			12/31/2000			12/31/1999
(in millions of lire)	Financial accounts payable	Trade accounts payable and miscellaneous payables	Total	Financial accounts payable	Trade accounts payable and miscellaneous payables	Total
Debentures	281,642	=	281,642	824,914	=	824,914
Due to banks	24,727,109	=	24,727,109	12,422,073	=	12,422,073
Due to other lenders	1,275,967	=	1,275,967	1,609,805	=	1,609,805
Advances	=	2,281	2,281	=	1,862	1,862
Trade accounts payable	=	5,485,150	5,485,150	=	6,187,988	6,187,988
Accounts payable to subsidiaries	7,739,320	2,267,243	10,006,563	3,343,202	2,835,348	6,178,550
Accounts payable to affiliated companies	260,531	845,552	1,106,183	6,426	369,617	376,043
Accounts payable to parent companies	=	2,529	2,529	=	4,568	4,568
Taxes payable	=	956,726	956,726	=	928,685	928,685
Contributions to pension and social security institutions	=	1,656,923	1,656,923	=	1,709,281	1,709,281
Other liabilities	2,313,161	3,348,062	5,661,223	41,738	4,171,987	4,213,725
Total	36,597,730	14,564,466	51,162,196	18,248,158	16,209,336	34,457,494

Debentures *Lire 281,642 million*

Debentures decreased by Lire 543,272 million compared to December 31, 1999.

They include the 1992/2010 debenture issue, passed by resolution of the extraordinary stockholders' meeting of SIP (then Telecom Italia) on April 30, 1992, reserved for employees in service and retired for a maximum amount of Lire 1,000,000 million. The maximum period of the debentures extends to July 1, 2010, although the Company has the option of redeeming the debentures before maturity, by resolution of the Board of Directors. Outstanding debentures owned by employees total No. 5,632,832, with a face value of Lire 50,000 each.

The semi-annual nominal interest rate is variable (1.69% for the December 31, 2000 coupon) and payment is made on January 1 and July 1 of each year.

Due to banks *Lire 24,727,109 million*

These increased by Lire 12,305,036 million compared to December 31, 1999.

They comprise medium/long-term debt totaling Lire 6,089,197 million (Lire 7,592,885 million at December 31, 1999) – of which Lire 96,000 million is secured by collateral – and short-term borrowings totaling Lire 18,637,912 million (Lire 4,829,188 million at December 31, 1999). Of the latter amount, Lire 6,413,519 million refer to loans taken out to cover temporary liquidity requirements, Lire 11,572,080 million for credit facilities, mainly to finance the purchase of Seat shares from Huit II and through the public offers of purchase and Lire 652,313 million of bank overdrafts.

1934

The changes in medium/long-term debt are as follows (in millions of lire):

– new loans	=
– loan repayments	1,508,372
– increase to adjust debt in foreign currency	4,684

Medium/long-term loans will be repaid under the following loan amortization plans:

Year	(in millions of lire)
2001	1,074,487
2002	1,584,027
2003	2,204,341
2004	723,097
2005	349,895
2006 and after	153,350
Total	6,089,197

Corresponding nominal interest rates at December 31, 2000 are shown below:

	(in millions of lire)
Up to 2.5%	1,154,034
From 2.5% to 5%	3,443,325
From 5% to 7.5%	938,124
From 7.5% to 10%	553,714
Total	6,089,197

The largest amount of gross debt falls within the range of rates up to 5% and includes loans made by various institutions to replace those by Cassa Depositi e Prestiti (pursuant to Law No. 887/1984), with 3% interest subsidies paid by the Treasury Ministry (pursuant to Law No. 67/1988), plus part of the loans made with EIB funds.
Foreign currency loans amount to Lire 1,946,291 million (Lire 1,395,645 million at December 31, 1999) and are detailed in the following table:

	Currency (in millions)		Millions of lire	
	12/31/2000	12/31/1999	12/31/2000	12/31/1999
USD	420	150	950,382	288,240
Euro-zone currencies	120	167	231,565	322,914
GBP	252	258	755,590	774,632
JPY	880	992	8,754	9,859
Total			1,946,291	1,395,645

At December 31, 2000, unused credit lines total Lire 10,377,094 million.

Due to other lenders *Lire 1,275,967 million*

These decreased by Lire 333,838 million compared to December 31, 1999.

1935

They consist of medium/long-term loans mainly made by Cassa Depositi e Prestiti (Lire 888,023 million) and amounts due to Iri (Lire 384,522 million).
Such medium/long-term loans will be repaid as follows:

Year	(in millions of lire)
2001	398,389
2002	261,326
2003	198,094
2004	140,765
2005	74,560
2006 and after	202,833
Total	1,275,967

Corresponding nominal interest rates at December 31, 2000 are shown below:

	(in millions of lire)
Up to 2.5%	3,422
From 5% to 7.5%	974,159
From 7.5% to 10%	298,386
Total	1,275,967

Trade accounts payable *Lire 5,485,150 million*

These decreased by Lire 702,838 million compared to December 31, 1999, mainly as a result of lower investments in installations, and include amounts assigned by some suppliers to credit institutions, factoring companies, etc.. They also comprise payables to other TLC carriers amounting to Lire 1,119,070 million, of which Lire 428,601 million are due to foreign correspondents, Lire 311,587 million to wireline telecommunications carriers and Lire 378,882 million to mobile telecommunications operators.

Accounts payable to subsidiaries *Lire 10,006,563 million*

These increased by Lire 3,828,013 million compared to December 31, 1999.
They consist of financial payables, trade accounts payable and other payables. Financial payables (Lire 7,739,320 million) refer to current account transactions negotiated at market rates for cash management purposes and can be analyzed as follows:

(in millions of lire)	12/31/2000	12/31/1999
Financial payables to subsidiaries		
Atesia	18,989	2,556
Banksiel	53,285	38,019
Bisiel	=	73
Carisiel	2,762	2,106
Consorzio Gruppo Stet per Italia '90 (in liquidation)	12	14
Consorzio Itinera (in liquidation)	=	270
Consorzio Promotore ISDN (in liquidation)	=	411
Dmr Consiel	=	1,520
Edotel (formerly Sidac)	123	=
Emsa	22,758	=
Ic Soft (in liquidation)	120	20
IMMSI	13,107	=
Iridium Italia	16,098	=
Italtel	=	248,132
Krenesiel	580	487
Meie	=	423
Meie Vita	=	262
Netikos	4,988	=
Path.Net	10,721	14,582
Saiat	586,116	=
Scuola Superiore Guglielmo Reiss Romoli	499	5,111
Seat Pagine Gialle	1,520,000	=
Sibisiel	2,151	46
Sirti	=	65,340
Softe	2,667	=
Sogei	=	12,706
TE.SS. (formerly Teleporti)	=	1,279
Tele Sistemi Ferroviari	45,667	18,292
Telsy	10,231	781
TIM	5,408,023	2,929,503
Tmi-Telemedia International Italia	180	=
Tmi-Telemedia International Ltd	12,297	=
Trainet	7,946	1,269
Total	7,739,320	3,343,202

Trade accounts payable (Lire 2,133,672 million) mainly refer to payables to TIM (Lire 782,629 million), Telesoft (Lire 549,908 million), Telespazio (Lire 154,923 million) and TMI - Telemedia International Italia (Lire 137,245 million).
Other payables (Lire 133,571 million) primarily refer to capital contributions paid to the company Path.Net (Lire 34,997 million) and amounts owed in connection with the Group's VAT settlement system.

Accounts payable to affiliated companies *Lire 1,106,083 million*

These increased by Lire 730,040 million, compared to December 31, 1999.
They refer to financial payables, trade accounts payable and other payables. Financial payables (Lire 260,531 million) refer to current account transactions negotiated at market rates for cash management purposes and can be analyzed as follows:

(in millions of lire)	12/31/2000	12/31/1999
Financial payables to affiliated companies		
Consorzio Telcal	30	=
IM.SER	156,259	=
Datasiel	=	90
Italdata	5,052	550
Italtel	38,287	=
Labia Service	=	10
Seat Pagine Gialle	=	120
Siemens Informatica	2,378	3,427
Stream	90	2.229
Teleleasing	1,270	=
Webegg	57,165	=
Total	260,531	6,426

Trade accounts payable (Lire 1,149,397 million) mainly refer to payables to Italtel (Lire 515,745 million).
Other payables (Lire 10,680 million) refer to the liability for capital contributions, mainly Fintech (Lire 10,500 million).

Accounts payable to parent companies *Lire 2,529 million*

These refer to trade accounts payable to the parent company Olivetti.

Taxes payable *Lire 956,726 million*

These increased by Lire 28,041 million, compared to December 31, 1999 and mainly refer to:
- the payable to the Italian Treasury for withholding taxes of Lire 158,926 million (Lire 167,312 million at December 31, 1999);
- the VAT liability totaling Lire 377,980 million (Lire 288,067 million at December 31, 1999);
- the income tax liability for the year, net of advances paid and dividend tax credits, of Lire 343,630 million (Lire 455,764 million at December 31, 1999). The decrease compared to the prior year is attributable to the reduction in current income taxes and higher advances paid during 2000. The liability at December 31, 2000 includes the taxes due on the portion of income which could possibly be set aside in the "Reserve for accelerated depreciation" when the financial statements are approved by the stockholders' meeting; in this case, these same taxes will be reclassified to the "Reserve for deferred taxes".

1938

Contributions to pension and social security institutions *Lire 1,656,923 million*

These decreased by Lire 52,358 million compared to December 31, 1999 and include amounts owed to social security and health institutions with regard to personnel. These specifically include Lire 1,366,403 million payable to INPS for charges, pursuant to Law No. 58/92 (see related accounting policy) and relating to the merged company Iritel, estimated by the special Ministerial Commission in relation to the valuation of assets contributed to Iritel by the Post and Telecommunications Administration.

Other liabilities *Lire 5,661,223 million*

These increased by Lire 1,447,498 million compared to December 31, 1999.
They include, in particular, liabilities for the:

- payable to customers totaling Lire 2,032,136 million (Lire 2,363,402 million at December 31, 1999), including deposits by subscribers against telephone conversations, pre-billed basic charges (essentially monthly charges for January and February 2001) and the unused portions of prepaid magnetic telephone cards;
- payable to employees amounting to Lire 1,207,581 million (Lire 732,295 million at December 31, 1999) for 2000 payrolls paid in 2001;
- payable for the TLC license fee totaling Lire 637,741 million (Lire 803,056 million at December 31,1999);
- transactions for the loan of Seat Pagine Gialle ordinary and savings shares (Lire 1,679,977 million); these transactions are described under "Investments" in long-term investments, with a contra-entry to "Other receivables".

Accrued expenses and deferred income ***Lire 989,699 million***
(Lire 926,229 million at December 31, 1999)

These increased by Lire 63,470 million compared to December 31, 1999 and include the following:

(in millions of lire)	12/31/2000	12/31/1999
Accrued expenses		
• production costs	5,410	6,232
• financial expense	202,265	141,443
	207,675	147,675
Deferred income		
• capital grants (unavailable portion)	283,763	329,049
• production value	492,003	443,911
• financial income	6,258	5,594
	782,024	778,554
Total	989,699	926,229

Accrued expenses particularly refer to leasing installments (Lire 5,334 million) and financial items (Lire 202,265 million). Deferred income mainly includes pre-billed basic charges and rentals of telephone equipment (Lire 283,940 million), the unavailable portion of capital grants received after December 31, 1992, and financial items mainly connected to loans to employees.

1939

MEMORANDUM ACCOUNTS

Memorandum accounts totaled Lire 15,419,809 million and can be analyzed as follows:

Guarantees provided ***Lire 8,635,255 million***

Guarantees provided consist of sureties, including Lire 5,444,146 million on behalf of subsidiaries – mainly on financial transactions and debentures issued by Softe, other medium/long-term financial transactions and supply contracts – and Lire 4,279,847 million on behalf of affiliated companies and others in connection with medium/long-term financial transactions, supply contracts and guarantees on bids to acquire mobile licenses abroad.
The sureties are net of counter-guarantees received by Telecom Italia (Lire 1,088,738 million).

Purchases and sales commitments ***Lire 6,767,141 million***

This item consists almost entirely of purchases commitments (Lire 6,718,734 million) and the commitments regarding the sale of call options on the listed securities in portfolio (Lire 48,407 million).
In particular, the purchases commitments refer to the put option on the Seat Pagine Gialle shares already held by Huit II (Lire 5,780,278 million), described below, future lease installments plus the buyout amounts of the assets leased (Lire 857,472 million), the five-year commitment for the Lire 60,000 million contribution to the "Interaction Design Institute" association of Ivrea.

Put option on Seat shares

Under the contract stipulated on March 15, 2000 (as subsequently amended and integrated), Telecom Italia gave Huit II a put option with on No. 710,777,200 Seat Pagine Gialle shares at a strike price of Euros 4.2. The contract provided for the exercise of such option after the deed of merger between Seat and Tin.it was recorded in the Companies Register.
Huit II later transferred the put option to Chase Equity Limited (CEL), together with the ownership of the corresponding Seat shares. On December 4, 2000, CEL renegotiated the contract with Telecom Italia, extending the period to five years, with the possibility of an early exercise of the option in April and May 2003, 2004 and 2005. The time extension made it possible to defer the financial impact.
Stet International Netherlands then purchased from CEL, through the Liberator Ltd. trust, a call option on No. 660,777,200 Seat shares with the same expiry date and strike price as the put option, paying a total premium of Euros 747,016,226 (Lire 1,446,425 million). For the purpose of transferring the effects of this latter transaction to Telecom Italia, a call option was stipulated, with the same features, between Telecom Italia and Stet International Netherlands. The implicit rate of interest was 6.2%.
At December 31, 2000, the market price of Seat ordinary shares is significantly lower than the strike price; Telecom Italia, however, intends to record the equivalent value of these same shares in "Investments" under long-term investments at the conclusion of the above transactions.

1940

Other memorandum accounts **_Lire 17,413 million_**

These mainly refer to assets of third parties on loan, on deposit for safekeeping or for similar purposes (Lire 12,978 million), the licensing agreement (Lire 2,397 million) for the Great Jubilee 2000, equal to the minimum guaranteed amount not yet been covered by the marketing of telephone cards which bear a "Joint Logo" with the Great Jubilee 2000 Committee which ended in January 2001.

* * *

The Company issued weak letters of patronage totaling Lire 2,350,823 million chiefly on behalf of subsidiaries and affiliated companies to guarantee insurance polices, lines of credit and overdraft arrangements.
Assets of third parties on loan, on deposit for safekeeping or for similar purposes amounted to Lire 619,845 million and consist mainly of equipment leased to customers.
Guarantees provided by others for Company obligations, which consist primarily of sureties to guarantee the performance of non-financial contractual obligations, totaled Lire 521,493 million.
The stock of employees and private stockholders deposited at December 31, 2000 with Telecom Italia, and hence subdeposited with Monte Titoli S.p.A., equal Lire 419,156 million.
The bonds set aside for subscription by employees are equal to Lire 718,358 million.
In accordance with Article 2503 of the Italian Civil Law, two deposits has been constituted at Mediobanca, in order to allow an early draw up of the partial demerger of Telecom Italia in favour of Seat Pagine Gialle and of the full demerger of Stet International in favour of Telecom Italia and TIM. A pool of banks has guaranteed the cash necessary for the deposits; the amounts are equal to Lire 3,917,459 million and Lire 2,752,976 million, respectively, and the maturities are January 4, 2001 and January 24, 2001, respectively.

Financial derivatives

Derivatives refer to cross currency and interest rate swaps (to convert pound sterling loans into euros) and interest rate swaps (to convert variable rate loans into fixed rate loans and convert debt linked to domestic parameters to the 6-month Euribor rate).
The following table gives a description of the financial derivative contracts outstanding at December 31, 2000 to hedge to medium/long-term debt positions.

(in billions of lire)	Notional amount/ Capital exchanged at 12/31/2000	Market value of derivatives at 12/31/2000 (a)	Market value of underlying debt positions at 12/31/2000 (b)	Market value of debt including related derivatives at 12/31/2000 (c = b – a)
Interest rate swap	3,287	38	3,280	3,242
Cross currency and interest rate swaps	756	37	784	747

1941

In particular, the market value of interest rate swaps and cross currency and interest rate swaps reflects the difference between the fixed rate paid by the Company and the market interest rate for maturities having the same remaining life as the swaps. The cross currency and interest rate swaps also reflect the difference between the forward euro/pound sterling exchange rate at the closing of the swap and the same market rate at December 31, 2000.
To determine the market value of the above financial derivatives, the Company uses adequate pricing models.

The following table indicates the notional amount and the average interest rate to be paid/received by maturity for interest rate swaps.

	Maturity					
	2001	2002	2003	2004	2005	2006
Interest rate swap						
Fixed pay rate,						
variable receive rate:						
• notional amount						
(billions of lire)	129	300	1,100	46	58	=
• weighted average pay rate	3.80%	4.65%	3.92%	4.24%	4.71%	=
• received parameter	Libor	Libor	Libor	Libor	Libor	=
	3-mo	3-mo	3-mo	3-mo	3-mo	
	Euro	Euro	Euro	Euro	Euro	
Variable pay rate,						
variable receive rate:						
• notional amount						
(billions of lire)	=	=	=	591	780	283
• paid parameter	=	=	=	Euribor	Euribor	Euribor
				6-mo	6-mo	6-mo
• received parameter	=	=	=	Rolint	Rolint	Rolint
					Rendint	Rendint
					Rendibot	Rendibot
					Robot	Robot

Derivative contracts (interest rate swaps) stipulated to hedge interest rate exposure on short-term loans are equal to Lire 69,073 million.

1942

STATEMENTS OF INCOME

Production value — ***Lire 34,386,209 million***

(Lire 36,616,775 million in 1999)

Production value, which decreased by Lire 2,230,566 million compared to 1999, includes the following:

Sales and service revenues — *Lire 33,723,158 million*

Sales and service revenues decreased by Lire 2,133,006 million (-5.9%) compared to 1999. A breakdown of sales and service revenues by type of business and geographical region, as required under Article 2427, Section 10 of the Italian Civil Code, is given below:

Breakdown of "sales and service revenues" by type of business

(in millions of lire)	2000	1999	Change
Sales:			
- telephone products	677,454	1,008,453	(330,999)
- other goods	9,902	12,132	(2,230)
	687,356	1,020,585	(333,229)
Services:			
- Traffic (*)	18,333,337	21,288,013	(2,954,676)
- Basic charges (of which):	12,947,021	11,784,632	1,162,389
• lines leased to TLC operators	1,577,436	1,246,483	330,953
- Activation fees	461,831	419,343	42,488
- Consulting and co-ordination fees	307,163	240,617	66,546
- Miscellaneous services and other revenues	986,450	1,102,974	(116,524)
	33,035,802	34,835,579	(1,799,777)
Total	33,723,158	35,856,164	(2,133,006)

(*) of which:

(in millions of lire)	2000	1999	Change
• Traffic by Telecom Italia customers:			
- domestic	13,173,538	16,178,677	(3,005,139)
- outgoing non-domestic	1,361,357	1,637,120	(275,763)
- special services and other	860,846	1,055,161	(194,315)
	15,395,741	18,870,958	(3,475,217)
• Traffic by other operators			
- domestic	1,555,566	1,036,136	519,430
- foreign correspondents	1,382,030	1,380,919	1,111
	2,937,596	2,417,055	520,541



Breakdown of "sales and service revenues" by geographical region

(in millions of lire)	International revenues (incoming services)	Italian revenues (outgoing services)	Total
EUROPE	840,253	1,120,175	1,960,428
OTHER AREAS	549,271	768,316	1,317,587
	1,389,524	1,888,491	3,278,015
ITALY			30,445,143
Total			33,723,158

Note that, as stated in the summary of accounting policies, revenues are shown gross of Lire 6,098,813 million due to other carriers (Lire 6,320,978 million in 1999).

• Sales revenues Lire 687,356 million

Sales revenues, which decreased by Lire 333,229 million (-32.7%) compared to 1999, mainly derive from the sales of telephone and telematic products (special internal installations, facsimile machines, data transmission equipment and accessories). The reduction is attributable to the fact that in the second half of 2000, for some customers, the Company only plans the telecommunications systems, leaving manufacturers with the responsibility for the direct sale of the equipment.

• Service revenues Lire 33,035,802 million

Service revenues, which decreased by Lire 1,799,777 million (-5.2%) compared to 1999, are mostly composed of "traffic revenues" and are shown gross of the amount due to other carriers. Service revenues fell primarily as a result of a decrease in traffic in terms of amount (-13.9%), notwithstanding the increase of 27.3% in terms of minutes (+Lire 2,272,904 million in terms of revenues); the average return on traffic, in fact, was Lire 71 per minute compared to Lire 111 in the prior year (-35.8% or -Lire 5,005,454 million in terms of revenues). Service revenues were negatively affected by the reduction, beginning August 1, 1999, in long-distance and international rates, the discount policies aimed at customer retention, the effect of replacing out-of-district rates with the less remunerative online rates and the application of new interconnecting rates for traffic to and from mobile phones. These phenomena were partly compensated by the increase in basic subscription charges (+9.9%) following the August 1, 2000 rate changes, the development of data connections and the growing demand for interconnecting services with the Telecom Italia network by other operators.
The reduction in revenues was also affected, for Lire 211,866 million, by the contribution to Tin.it of the businesses for placing advertising and selling the official "White Pages" telephony directory, as part of the Seat - Tin.it merger.

Changes in inventory of contract work in process *Lire 15,553 million*

Changes in inventory of contract work in process represent the difference between the increase in work in progress and the decrease as a result of completed contracts.

Increases in capitalized internal construction costs *Lire 22,006 million*

Increases in capitalized internal construction costs decreased by Lire 4,465 million (-16.9%) compared to 1999.
This item includes only capitalized personnel costs.

1944

Other revenues and income *Lire 625,492 million*

Other revenues and income, which decreased by Lire 128,863 million (-17.1%) compared to 1999, include the following:

Operating grants Lire 1,010 million
Operating grants decreased by Lire 1,627 million compared to 1999 and refer to grants made by the European Community to cover the costs of personnel training programs and the introduction of technological innovation.

Other Lire 624,482 million
Such item, which decreased by Lire 127,236 million compared to 1999, also includes revenues from services provided to Group companies (mainly TIM) under special contracts. A breakdown of this item is given below:

(in millions of lire)	2000	1999	Change
• Gains on disposal of production assets	3,155	29,202	(26,047)
• Refunds for costs of employees on loan, mainly at Group companies	60,616	72,348	(11,732)
• Refunds for damage by outsiders and customers	30,764	30,915	(151)
• Income from real estate investments	21,370	15,745	5,625
• Capital grants recorded in income	78,504	74,879	3,625
• Revenues from outsourcing services provided to Group companies	68,135	77,074	(8,939)
• Late payment fees	149,344	227,382	(78,038)
• Indemnification, reimbursements and recoveries and other miscellaneous income	212,594	224,173	(11,579)
Total	624,482	751,718	(127,236)

Production cost ***Lire 27,425,577 million***
(Lire 29,521,186 million in 1999)

Production cost, which decreased by Lire 2,095,609 million compared to 1999, includes the items below:

Raw materials, supplies and merchandise *Lire 783,387 million*

These decreased by Lire 390,781 million (-33.3%) compared to 1999 mainly due to lower costs of sale for products (-Lire 253,025 million) since, beginning from the second half of 2000, as mentioned under the comments for "sales revenues", for some customers, the Company only plans the telecommunications systems, leaving manufacturers with the costs of supplying the equipment.
This item refers mainly to the expenses for the sales of telecommunications products and systems, supplies of materials and other goods purchased for operating purposes.

1945



Services *Lire 11,028,534 million*

Service expenses, which decreased by Lire 542,792 million (-4.7%) compared to 1999, mainly include the operating costs for the TLC network, buildings and information systems, operating costs, as well as costs pertaining to training, studies and research and technical consulting services. Services include the following:

(in millions of lire)	2000	1999	Change
Direct service costs	1,399,847	1,570,113	(170,266)
Operating costs	2,041,786	2,312,225	(270,439)
Marketing costs	1,220,892	1,047,637	173,255
Know-how development costs	267,196	320,373	(53,177)
Amounts due to other carriers	6,098,813	6,320,978	(222,165)
Total	11,028,534	11,571,326	(542,792)

An analysis of the composition of such costs is as follows:

a) "direct service costs" include the operating and maintenance costs of the TLC network, public telephone installations and terminals leased to customers. In particular, in 2000, the interconnecting costs to the other operators' networks increased by Lire 35,096 million compared to 1999;

b) "operating costs" refer to the operating and maintenance costs of buildings, vehicles, information systems and equipment, as well as general expenses. Operating costs include Lire 26,465 million to update the information systems to ensure *carrier preselection* and *number portability*;

c) "marketing costs" include selling expenses, post-sales assistance, customer relations, advertising and promotion; in particular, such costs include Lire 473,274 million (Lire 361,129 million in 1999) for "institutional" advertising campaigns, individual product and service advertising and promotional expenses and Lire 113,257 million for the trade agreements with Internet Service Providers. The costs connected with the printing and delivery of the White Pages telephone directories, contributed to Tin.it as part of the Seat – Tin.it merger, decreased by Lire 130,382 million;

d) "know-how development costs" are made up by costs pertaining to training, studies and research and consulting services;

e) "amounts due to other carriers" include, amongst other items, Lire 4,071,448 million due to Italian mobile carriers, Lire 510,993 million to domestic fixed carriers, Lire 1,216,825 million to foreign correspondents and Lire 299,547 million to the service providers Audiotel and Videotel.

Use of property not owned *Lire 875,363 million*

Use of property not owned, which increased by Lire 22,725 million (+2.7%) compared to 1999, includes mainly service costs (for the lease of TLC lines and satellite systems), amounting to Lire 526,503 million, and operating costs (for building rentals, building and vehicle leases and equipment rentals), amounting to Lire 345,714 million. As regards lease installments, principal and interest total, respectively, Lire 39,261 million and Lire 31,217 million.

1946

Personnel *Lire 5,980,292 million*

Personnel costs show a decrease of Lire 198,406 million (-3.2%) compared to 1999, due to the contrasting effects created, on the one hand, by the reduction in the average number of employees (as set forth in the table below), also on account of the resignations, concentrated in the last quarter, as a result of the employee cutbacks under Law No. 223/1991 covered by the agreements reached with the labor unions in July 2000, and, on the other hand, by the increases due to the collective bargaining agreements, career developments, the policy of merit bonuses and seniority increases.
Personnel costs include costs for employees on loan to other Group companies (Lire 60,616 million in 2000 and Lire 72,348 million in 1999). The recovery of such costs is recorded under *"other revenues and income"*.
A comparative breakdown of the average number of employees by professional category is given below:

(in millions of lire)	2000	1999	Change
Executives	1,084	1,113	(29)
Middle management	4,978	5,105	(127)
Clerical staff	55,214	58,318	(3,104)
Technicians	11,660	12,648	(988)
Total	72,936	77,184	(4,248)

Amortization, depreciation and writedowns *Lire 7,570,843 million*

Amortization, depreciation and writedowns, which decreased by Lire 736,739 million (-8.9%) compared to 1999, include the following:

Amortization of intangible assets Lire 1,161,934 million
Amortization of intangible assets shows a decrease of Lire 91,281 million, compared to 1999, owing to lower investments in software that went into use during the year.

The amortization charge refers to the following assets:

(in millions of lire)		2000		1999		Change
• Start-up and expansion costs		1,020		=		1,020
• Industrial patents and intellectual property rights		1,024,340		1,128,436		(104,096)
• Concessions, licenses, trademarks and similar rights		23,535		23,630		(95)
• Goodwill		1,268		3,800		(2,532)
• Other intangibles:						
leasehold improvements	69,439		66,058		3,381	
exclusive rights to the Great Jubilee 2000 and other intangibles	42,332	111,771	31,291	97,349	11,041	14,422
Total		1,161,934		1,253,215		(91,281)

Depreciation of fixed assets Lire 6,038,791 million
Depreciation of fixed assets shows a decrease of Lire 474,242 million (-7.3%), compared to 1999; the decrease reflects the reduction in the amount of depreciable assets, the change

in the mix of depreciable assets, lower depreciation on the public telephony installations and the *DECT* fixed assets written down in the 1999 financial statements and the adjustment of depreciation rates relating to the submarine network which led to a lower depreciation charge of Lire 46,882 million.

The average depreciation rate, calculated by taking into account the above depreciation rate and the assets being depreciated, is equal to 8.5% (8.6% in 1999).
The depreciation charge is calculated using the following average rates:

Land and building	3.3%
Plant and machinery	9.1%
Manufacturing and distribution equipment	25.0%
Other fixed assets	29.8%

The total depreciation charge is calculated for all asset categories using the rates indicated in the Ministry of Finance Decrees of October 29, 1974 (for assets purchased up to 1988) and December 31, 1988 (for assets purchased thereafter). To the extend of depreciation rates, accelerated depreciation is also calculated in accordance with Article 67, Section 3, of Presidential Decree No. 917/1986. An analysis of the depreciation charge is shown below (in millions of lire):

(in millions of lire)

Land and buildings	394,252
Plant and machinery	5,314,161
Manufacturing and distribution equipment	62,508
Other fixed assets	267,870
Total	6,038,791

Other writedowns of intangibles and fixed assets — Lire 37,628 million

Other writedowns of intangibles and fixed assets decreased by Lire 104,671 million, compared to 1999, mainly following the writedown of public telephone installations in the 1999 financial statements.
This item refers to the writedown of software projects in progress and in use that will be abandoned during 2001.

Writedowns of receivables included in current assets and liquid assets — Lire 332,490 million

This item, representing the provision to the allowance for doubtful accounts, decreased by Lire 66,545 million, compared to 1999, owing to lower provisions due to a reduction in doubtful receivables.

Change in inventory of raw materials, supplies and merchandise — Lire 99,193 million

The change is due to lower purchases in comparison to the utilization of the products intended for sale and maintenance, owing to the continuation of the efforts to improve inventory management, and also reflects the writedowns made to account for obsolescence and the diminished usefulness of materials.



Provisions for risks *Lire 121,690 million*

These refer to provisions made to the *"reserve for litigation"* to cover expenses connected with the probable outcome of disputes with third parties (Lire 17,183 million) and to the *"reserve for contractual risks and other risks"* to cover risks stemming from the settlement of trade and regulatory questions (Lire 104,507 million).

Miscellaneous operating costs *Lire 966,275 million*

Miscellaneous operating costs, which decreased by Lire 303,904 million compared to 1999, include the following:

Losses on disposal of assets Lire 94,349 million
Losses on disposal of assets decreased by Lire 112,122 million from 1999 as a result of having completed the network rationalization and modernization program, begun in previous years.
In fact, the gross amount of assets disposed of during 2000 dropped from Lire 3,627,192 million in 1999 to Lire 2,686,099 million in 2000.

TLC license fee Lire 602,529 million
The TLC license fee decreased by Lire 153,189 million, compared to 1999, owing to a reduction in the revenue base and a reduction in the rate which went from 3% in the prior year to 2.7% in 2000. This item includes the fee computed on sales revenues (Lire 594,923 million) and the fee for operating the Regulatory Authority (Lire 7,605 million).

Other miscellaneous costs Lire 269,397 million
Other miscellaneous costs, which decreased by Lire 38,593 million, compared to 1999, include the following:

(in millions of lire)	2000	1999	Change
• other indirect duties and annual taxes, relating mainly to the local property tax, local duties, stamp and register tax, vehicle tax, Technical Office and Finance taxes and fees, license tax on mobile equipment,	156,273	134,264	22,009
• contributions and membership fees	19,695	13,036	6,659
• other costs, essentially relating to compensation due to customers under service regulations for delays in hookups or line transfers, damages paid to third parties for line installations and maintenance and losses on settlements	93,429	160,690	(67,261)
Total	269,397	307,990	(38,593)



Financial income and expense ***Lire 2,574,900 million***
(Lire 2,766,263 million in 1999)

Financial income and expense, which decreased by Lire 191,363 million, compared to 1999, include the following:

(in millions of lire)	2000	1999	Change
Income from equity investments (A)	3,464,568	3,326,941	137,627
Other financial income (B)	353,581	309,647	43,934
Interest and other financial expense (C)	1,243,249	870,325	(372,924)
Total (A+B-C)	2,574,900	2,766,263	(191,363)

Income from equity investments refers to the following:

(in millions of lire)		2000		1999		Change
Dividends from subsidiaries, affiliates and other companies		2,287,913		2,083,042		204,871
Other income from equity investments:						
• tax credits for dividends	1,112,932		1,155,991		(43,059)	
• gains on sales of investments	63,723	1,176,655	87,908	1,243,899	(24,185)	(67,244)
Total		3,464,568		3,326,941		137,627

Tax credits on dividends of Lire 1,112,932 million are made up of Lire 1,093,755 million of tax credits on dividends from subsidiaries accrued for 2000 and Lire 19,177 million of dividends collected in 2000.

1950

Dividends can be analyzed as follows:

(in millions of lire)		2000		1999		Change
Accrued dividends from subsidiaries						
TIM		1,761,219		1,400,836		360,383
Sirti		=		37,174		(37,174)
Finsiel		57,463		45,563		11,900
Atesia		33,550		23,500		10,050
Emsa		10,112		=		10,112
Saiat		=		3,933		(3,933)
		1,862,344		1,511,006		351,338
Receipt of dividends from						
• subsidiaries:						
TIM	22,181		1,980		20,201	
Sirti	89		451,613		(451,524)	
Teleleasing	=		31		(31)	
Huit	160,277	182,547	=	453,624	160,277	(271,077)
• affiliated companies						
Nortel Inversora	=		4,055		(4,055)	
General Electric Information Services	637		=		637	
Siemens Informatica	8,673		3,307		5,366	
Eutelsat	122,685		=		122,685	
Siteba	870	132,865	270	7,632	600	125,233
• other companies:						
Media Technology Ventures	17,238		1,122		16,116	
SIA	203		105		98	
Vertical Networks	=		5		(5)	
Accel	62,215		22,988		39,227	
Inmarsat	=		5,338		(5,338)	
Intelsat	30,501		25,753		4,748	
Eutelsat	=	110,157	55,469	110,780	(55,469)	(623)
		425,569		572,036		(146,467)
Total		2,287,913		2,083,042		204,871

1951



Gains on sales of investments can be analyzed as follows:

(in millions of lire)	2000	1999	Change
• **Subsidiaries:**			
TIM shares	47,946	64,029	(16,083)
Sirti shares	=	394	(394)
IMMSI shares	737	=	737
Seat Pagine Gialle shares	2,474	=	2,474
	51,157	64,423	(13,266)
• **Other companies:**			
Activ Card	=	19,122	(19,122)
Redback Networks	4,949	2,241	2,708
The Fantastic Corporation	=	2,122	(2,122)
Cisco System	767	=	767
Informix Corporation	123	=	123
Commerce One	1,979	=	1,979
Digital Island	4,103	=	4,103
Interwoven	251	=	251
Agil software	394	=	394
	12,566	23,485	(10,919)
Total	63,723	87,908	(24,185)

Other financial income includes the following:

	2000			1999	Change
(in millions of lire)	Included in long-term investments	Included in current assets	Total		
Interest and fees on:					
– accounts receivable					
from subsidiaries	8,104	81,587	89,691	122,352	(32,661)
from affiliated companies	7,532	13,706	21,238	22,805	(1,567)
from others	15,984	117,849	133,833	80,756	53,077
– banks and the Postal Administration	=	14,196	14,196	14,867	(671)
– securities	=	2,531	2,531	274	2,257
	31,620	229,869	261,489	241,054	20,435
Foreign exchange gains			90,957	67,046	23,911
Other income			1,135	1,547	(412)
Total			353,581	309,647	43,934

1952



PricewaterhouseCoopers SpA

AUDITORS' REPORT IN ACCORDANCE WITH ARTICLE 156 OF LAW DECREE N° 58 DATED 24 FEBRUARY 1998

To the Shareholders of
Telecom Italia SpA

1 We have audited the consolidated financial statements of Telecom Italia SpA and subsidiaries (Telecom Italia Group) as of December 31, 2000. These financial statements are the responsibility of Telecom Italia's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards and criteria recommended by CONSOB. Those standards and criteria require that we plan and perform the audit to obtain the necessary assurance about whether the financial statements are free of material misstatement and, taken as a whole, are presented fairly. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors. We believe that our audit provides a reasonable basis for our opinion.

The financial statements and the consolidated financial statements of certain subsidiaries (mainly Seat Pagine Gialle SpA, Telecom Italia Mobile SpA, TI Web SA and 9 Telecom Reseau SAS), whose total assets constitute 29 per cent of consolidated total assets and whose sales revenues constitute 33 per cent of consolidated sales revenue, have been audited by other auditors who gave us their related reports. Our opinion, expressed herein, insofar as it relates to the accounts of those subsidiaries included in the consolidated financial statements, is based also on the audits performed by other auditors.

For the opinion on the consolidated financial statements of the prior period, which are presented for comparative purposes as required by law, reference is made to the report issued by Arthur Andersen SpA dated April 10, 2000.

PRICEWATERHOUSECOOPERS

3 In our opinion, the consolidated financial statements of the Telecom Italia Group as of December 31, 2000 comply with the laws governing the criteria for their preparation; accordingly, they give a true and fair view of the financial position and of the results of operations of Telecom Italia Group.

4 For a better understanding of the consolidated financial statements, reference should be made to the information included in the notes to the consolidated financial statements, in the section "Summary of significant accounting policies", regarding the accounting criteria utilised for the employee benefit obligations as required by law no. 58/1992.

Turin, May 21, 2001

PricewaterhouseCoopers SpA

Sergio Duca
(Partner)

This report has been translated from the original, which was issued in accordance with Italian legislation.



FINANCIAL STATEMENTS AT DECEMBER 31, 2000 OF TELECOM ITALIA

ASSETS

		12/31/2000			12/31/1999	
Receivables from stockholders for capital contributions			=			=
Intangibles, fixed assets and long-term investments						
INTANGIBLE ASSETS						
Industrial patents and intellectual property rights		821,197,642,197			1,192,287,973,472	
Concessions, licenses, trademarks and similar rights		90,087,698,225			112,597,712,848	
Goodwill		=			3,800,000,000	
Work in progress and advances to suppliers		1,240,085,318,042			740,383,001,914	
Other intangibles			150,280,849,708			209,545,589,009
			2,301,651,508,172			2,258,614,277,243
FIXED ASSETS						
Land and buildings		3,009,903,427,953			7,828,564,194,639	
Plant and machinery		25,122,423,857,618			26,861,306,532,511	
Manufacturing and distribution equipment		77,774,584,426			115,494,217,508	
Other fixed assets		162,229,256,863			450,448,157,343	
Construction in progress and advances to suppliers		933,184,970,140			1,264,138,275,703	
			29,305,516,097,000			36,519,951,377,704
LONG-TERM INVESTMENTS						
Equity investments in:						
subsidiaries		35,272,942,768,832			8,731,260,669,751	
affiliated companies		1,113,025,614,859			217,062,232,620	
other companies		177,709,571,197			382,070,643,130	
		36,563,677,954,888			9,330,393,545,501	
Advances on future capital contributions		1,864,889,846,350			8,610,089,959,614	
Accounts receivable:	(*)			(*)		
subsidiaries	=	96,813,500,000		35,132,635,231	1,300,010,369,470	
other receivables	145,441,854,211	387,605,604,241		115,605,661,864	404,502,284,667	
	145,441,854,211	484,419,104,241		150,738,297,095	1,704,512,654,137	
Treasury stock (for an overall par value of Lire 104,978 million at 12/31/2000)		1,280,571,215,216			=	
			40,193,558,120,695			19,644,996,159,252
Total intangibles, fixed assets and long-term investments			71,800,725,725,867			58,423,561,814,199
Current assets						
INVENTORIES						
Contract work in process		69,532,910,686			53,980,144,546	
Finished goods and merchandise:						
merchandise		79,855,096,041			179,048,323,568	
			149,388,006,727			233,028,468,114
ACCOUNTS RECEIVABLE	(**)			(**)		
Trade account receivable	=	8,317,409,563,828		=	9,408,833,303,276	
Accounts receivable from subsidiaries	=	5,234,670,666,250		=	4,489,010,804,102	
Accounts receivable from affiliated companies	=	467,819,462,867		=	405,400,980,178	
Accounts receivable from parent companies	=	2,339,263,798		=	2,483,472,556	
Other receivables due from:						
Government and other public entities for grants and subsidies	=	2,450,099,055		=	250,132,500	
deferred tax assets	270,262,000,000	939,488,678,924		157,673,000,000	345,482,339,501	
other receivables	=	2,692,943,096,090		=	749,676,087,665	
	270,262,000,000	3,634,881,874,069		157,673,000,000	1,095,408,559,666	
			17,657,120,830,812			15,401,137,119,778
SHORT-TERM FINANCIAL ASSETS						
Equity investments in subsidiaries		632,642,453,951			108,813,071,995	
Other equity investments		9,965,809,136			10,394,249,513	
Other securities		=			=	
			642,608,263,087			119,207,321,508
LIQUID ASSETS						
Bank and postal accounts		210,319,555,471			139,520,548,879	
Checks		9,279,000			918,250	
Cash and valuables on hand		622,684,172			930,322,778	
			210,951,518,643			140,451,789,907
Total current assets			18,660,068,619,269			15,893,824,699,307
Accrued income and prepaid expenses						
Issue discounts and similar charges		2,411,464,299			3,583,755,554	
Accrued income and other prepaid expenses		1,631,941,597,093			45,895,181,046	
			1,634,353,061,392			49,478,936,600
TOTAL ASSETS			92,095,147,406,528			74,366,865,450,106

(*) Amounts due within one year (**) Amounts due beyond one year

1957

LIABILITIES AND STOCKHOLDERS' EQUITY

	12/31/2000			12/31/1999		
Stockholders' equity						
Share capital			7,426,157,226,000			7,426,157,226,000
Additional paid-in capital			3,490,921,704,021			3,490,921,704,021
Reserves for inflation adjustments under						
Law No. 72 of 3.19.1983		4,805,244,324,456			4,805,724,896,946	
Law No. 413 of 12.30.1991		908,002,695,834			908,093,505,185	
			5,713,247,020,290			5,713,818,402,131
Legal reserve			1,014,784,879,175			762,266,733,660
Reserve for treasury stock			1,280,571,215,216			=
Other reserves:						
Reserve for accelerated depreciation		=			1,487,794,069,538	
Reserve under Law No. 342 of 11.21.2000 - article 14		1,720,298,969,169			=	
Special reserve		2,407,506,798,151			3,627,806,188,538	
Reserve for capital grants		884,133,649,752			852,912,941,046	
Miscellaneous reserves		7,343,451,544,178			7,165,723,210,753	
			12,355,390,961,250			13,134,236,409,875
Net income			4,954,261,597,624			5,050,362,910,293
			36,235,334,603,576			35,577,763,385,980
Reserves for risks and charges						
Reserves for taxes						
for taxes		273,475,401,146			254,498,226,933	
for deferred taxes		=			=	
		273,475,401,146			254,498,226,933	
Other reserves		1,437,616,500,881			987,710,203,535	
			1,711,091,902,027			1,242,208,430,468
Reserve for employee termination indemnities			1,996,825,051,128			2,163,171,175,327
Liabilities	(**)			(**)		
Debentures	281,641,600,000	281,641,600,000		824,914,300,000	824,914,300,000	
Due to banks	5,014,710,078,075	24,727,109,137,198		6,124,631,833,005	12,422,073,233,245	
Due to other lenders	877,577,650,895	1,275,966,787,107		1,270,718,794,627	1,609,805,276,838	
Advances	=	2,281,297,022		=	1,861,497,443	
Trade accounts payable	=	5,485,150,036,347		=	6,187,987,820,825	
Accounts payable to subsidiaries	=	10,006,562,999,808		=	6,178,550,042,135	
Accounts payable to affiliated companies	=	1,106,083,077,222		=	376,042,918,666	
Accounts payable to parent companies	=	2,529,000,687		=	4,568,403,495	
Taxes payables	=	956,726,358,610		=	928,685,160,964	
Contributions to pension and social security institutions	1,260,476,802,127	1,656,923,057,898		1,371,767,041,620	1,709,280,600,754	
Other liabilities	6,318,402,213	5,661,223,408,366		9,518,161,100	4,213,724,456,901	
	7,440,724,533,310		51,162,196,760,265	9,601,550,130,352		34,457,493,711,266
Accrued expenses and deferred income			989,699,089,532			926,228,747,065
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			92,095,147,406,528			74,366,865,450,106

(**) Amounts due beyond one year

	12/31/2000		12/31/1999	
Guarantees provided				
Sureties				
on behalf of subsidiaries	5,444,146,520,911		2,918,499,385,504	
on behalf of parent companies	3,957,082,055,595		1,611,022,225,134	
on behalf of others	(765,972,924,351)		297,147,050,313	
		8,635,255,652,155		4,826,668,660,951
Collateral provided		=		=
Purchases and sales commitments		6,767,140,708,406		1,341,401,529,791
Other memorandum accounts		17,412,906,774		6,577,053,774,410
TOTAL MEMORANDUM ACCOUNTS		15,419,809,267,335		12,745,123,965,152

1959

	2000			1999		
Production value						
Sales and service revenues			33,723,158,497,143			35,856,163,914,656
Changes in inventory of contract work in process			15,552,766,140			(20,214,974,676)
Increases in capitalized internal construction costs			22,005,798,990			26,471,232,876
Other revenue and income						
operating grants		1,009,878,819			2,637,046,637	
other		624,482,204,208			751,717,681,651	
			625,492,083,027			754,354,728,288
			34,386,209,145,300			36,616,774,901,144
Production cost						
Raw materials, supplies and merchandise			(783,387,024,738)			(1,174,167,790,236)
Services			(11,028,534,658,193)			(11,571,326,138,134)
Use of property not owned			(875,363,156,328)			(852,638,485,552)
Personnel						
wages and salaries		(4,155,804,333,281)			(4,292,923,869,352)	
social security contributions		(1,366,436,422,716)			(1,399,774,857,070)	
termination indemnities		(332,906,091,685)			(337,102,761,869)	
other costs		(125,144,685,181)			(148,896,049,936)	
			(5,980,291,532,863)			(6,178,697,538,227)
Amortization, depreciation and writedowns						
amortization of intangible assets		(1,161,933,999,943)			(1,253,214,484,376)	
depreciation of fixed assets		(6,038,790,673,822)			(6,513,033,000,989)	
other writedowns of intangibles and fixed assets		(37,628,161,680)			(142,299,399,869)	
writedowns of receivables included in current assets and liquid assets		(332,489,993,229)			(399,035,341,310)	
			(7,570,842,828,674)			(8,307,582,226,544)
Changes in inventory of raw materials, supplies and merchandise			(99,193,227,527)			(10,370,058,561)
Provisions for risks			(121,690,006,812)			(156,224,875,480)
Miscellaneous operating costs						
losses on disposals of assets		(94,349,396,057)			(206,470,992,855)	
license fee		(602,528,779,225)			(755,717,622,336)	
other miscellaneous costs		(269,396,937,271)			(307,990,934,481)	
			(966,275,112,553)			(1,270,179,549,672)
			(27,425,577,547,688)			(29,521,186,662,406)
Operating income			6,960,631,597,612			7,095,588,238,738
Financial income and expense						
Income from equity investments						
dividends from subsidiaries		2,044,891,407,767			1,964,630,677,427	
dividends from affiliated companies		132,864,624,205			7,632,143,922	
dividends from other companies		110,156,614,332			110,779,838,851	
other income from equity investments		1,176,655,753,685			1,243,898,267,436	
			3,464,568,399,989			3,326,940,927,636
Other financial income from						
accounts receivable included in long-term investments						
subsidiaries	8,104,386,364			43,703,337,749		
affiliated companies	7,531,579,624			=		
other	15,983,869,086			17,742,152,434		
		31,619,835,074			61,445,490,183	
securities, other than equity investments, included in long-term investments		=			269,742,252	
securities, other than equity investments, included in current assets		2,531,242,205			3,987,500	
other income						
interest and fees from subsidiaries	81,587,342,692			78,648,614,971		
interest and fees from affiliated companies	13,705,985,433			22,805,213,460		
interest and fees from others and miscellaneous income	224,136,436,214			146,473,411,550		
		319,429,764,339			247,927,239,981	
			353,580,841,618			309,646,459,916
Interest and other financial expense						
interest and fees paid to subsidiaries		(151,392,238,587)			(70,447,331,936)	
interest and fees paid to affiliated companies		(11,042,045,895)			(1,010,948,109)	
interest and fees paid to others and miscellaneous expense		(1,080,814,699,633)			(798,866,280,156)	
			(1,243,248,984,115)			(870,324,560,201)
Total financial income and expense			2,574,900,257,492			2,766,262,827,351

1960

(CONTINUED)

	2000		1999	
Value adjustments to financial assets				
Writedowns of				
equity investments	(847,616,110,483)		(294,604,698,500)	
		(847,616,110,483)		(294,604,698,500)
Total value adjustments		(847,616,110,483)		(294,604,698,500)
Extraordinary income and expense				
Income				
gains on disposals	1,290,377,360,384		=	
miscellaneous	171,010,249,061		71,286,696,965	
		1,461,387,609,445		71,286,696,965
Expense				
losses on disposals	(19,108,935,007)		=	
prior years' taxes	(6,842,007,236)		(5,624,086,716)	
miscellaneous	(1,782,919,834,366)		(722,633,182,850)	
		(1,808,870,776,609)		(728,257,269,566)
Total extraordinary items		(347,483,167,164)		(656,970,572,601)
Income before taxes		8,340,432,577,457		8,910,275,794,988
Income taxes				
current taxes	(2,677,680,979,833)		(3,257,766,884,695)	
deferred taxes	(708,490,000,000)		(602,146,000,000)	
		(3,386,170,979,833)		(3,859,912,884,695)
Net income		4,954,261,597,624		5,050,362,910,293

1961

NOTES TO FINANCIAL STATEMENTS

The financial statements at December 31, 2000 have been prepared in accordance with the provisions of the Italian Civil Code.
The accounting policies adopted in preparing the financial statements at December 31, 2000, disclosed below, have been applied on a basis consistent with the prior year.
No special situations that would require the use of the waivers allowed under Article 2423, Section 4, of the Italian Civil Code occurred during the year.
Following certain changes to some items of the financial statements, the financial statements at December 31, 1999 have been reclassified for purposes of a meaningful comparison.
As required by Legislative Decree No. 127/1991, the consolidated financial statements have also been prepared and are presented together with the financial statements of Telecom Italia.
The disclosure relating to the introduction of the euro is presented in a specific paragraph "Other information" of these Notes and in the Report on operations.
The statement of cash flows, although presented in the Report on Operations, constitutes an integral part of these notes to financial statements pursuant to Article 2423, Section 3 of the Italian Civil Code.
Unless otherwise specified, all figures are stated in millions of Italian lire.
As described in the comments under "Management's discussion and analysis of financial condition and results of operations", following the contributions made during 2000, the balance sheet does not include the assets and liabilities contributed, whereas the statement of income takes into account the results of the companies contributed up to the date the transactions went into effect. These financial statements include the assets and liabilities of Stet International, acquired as part of the total spin-off of this same company, effective for accounting and tax purposes as from January 1, 2000.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Intangible assets

Intangible assets are recorded at acquisition or production cost and are amortized systematically over their estimated period of benefit.
When full recovery of the investments is not expected, the appropriate writedowns are made by applying the method adopted for fixed assets, to which reference should be made.
Detailed amortization policies are presented in the following paragraphs.

Start-up and expansion costs are amortized in five years, starting from the year the costs were incurred or became due.

1962

Industrial and intellectual property rights are amortized over their estimated period of benefit on a five-year basis (industrial patents) or on a three-year basis (software), starting from the year of their initial use.

Concessions, licenses, trademarks and similar rights refer mainly to the rights for the use of satellites and are amortized on the straight-line method on the basis of the useful life of the satellites.

Goodwill is amortized in five years starting from the year in which the cost was incurred.

The item *Others* consists primarily of:
- *leasehold improvements*: the amortization is calculated on the basis of the remaining duration of the lease contracts;
- *rights of transmission*: the rights guarantee the extension of transmission capacity of the Company over a foreign territory and are amortized over the period of the contracts entered with the foreign operators who own the installations to which the rights refer;
- *exclusive rights to the "Great Jubilee 2000" event*: these refer to the charges incurred by Telecom Italia for the acquisition of the exclusive right as the sole telecommunications operator of the Jubilee and are amortized up to the expiration of the right (January 2001).

Research, development and advertising costs are charged to income in the year incurred.

Fixed assets

Fixed assets are recorded at acquisition or production cost and depreciated on the straight-line method at rates determined on the basis of their estimated remaining useful life. They include inflation adjustments made on the basis of the special laws regarding assets existing on or before December 31, 1981 (Law No. 74 of February 11, 1952; Law No. 576 of December 2, 1975; Law No. 72 of March 19, 1983), the entries required under Law No. 823 of December 19, 1973, regarding the settlement of tax liabilities, as well as mandatory upward adjustments of all real estate as required by Law No. 413 of December 30, 1991.
For assets whose value is permanently below the historical cost, net of their accumulated depreciation, the appropriate writedowns are made pursuant to Article 2426, Section 1, item 3 of the Italian Civil Code. To determine such writedowns, specific methods are used based on the expected future profitability of the assets. In particular, an analysis is made of the value of those assets affected by events compromising the possibility of a full recovery of book value. This value is compared with the – non discounted – cash flows expected from use of the assets. If the cash flow is less than the book value, writedowns are determined by adjusting the book value of the assets to their fair value, represented by cash flows, discounted at the rate used for the valuation of the investments. Any writedowns are recorded in the statement of income under the item "amortization, depreciation and writedowns" among "other writedowns of fixed assets and long-term investments".
Construction in progress is stated at the amount of direct costs incurred (materials used for the installations or intended therefor, third-party services, miscellaneous expenses, as well as company labor). The value of fixed assets does not include maintenance costs

incurred for their upkeep to guarantee their expected useful life, their original capacity and productivity, and costs borne to repair malfunctions and failures; such expenses are charged to the statement of income in the year incurred.
The total depreciation charge for the year was determined taking into account the estimated useful lives of the installations and the review, made in 2000, regarding those of the submarine network.
Total accumulated depreciation for fixed assets was upwardly adjusted where called for by the previously mentioned special laws.

Equity investments

Equity investments in subsidiaries, affiliated companies and other companies are included either under long-term investments or short-term financial assets, based on the anticipated holding period.
Long-term equity investments in *subsidiaries*, *affiliated companies* and *other companies* are valued at acquisition or subscription cost – determined according to the continuous LIFO method – increased by the statutory inflation adjustments, as well as the voluntary one made to several investments during the preparation of the financial statements at December 31, 1981.
The carrying value of investments recorded in long-term investments is adjusted for any reasonable expectations of a decline in profitability or recoverability in future years.
For long-term investments in companies operating at a loss, the value of the investments is written down to an amount equal to the corresponding share of the underlying net equity, if lower, as shown by the latest financial statements of the respective companies. Losses exceeding the corresponding carrying values are recorded among *reserves for risks and charges.*

Contracts for the loan of securities are represented in the financial statements as two functionally related transactions: a loan and a repurchase transaction on the securities with the obligation of the borrower to resell them at maturity. Accordingly, "Other receivables" and Other liabilities" include, respectively, a receivable and a payable of the same amount at the fixed amount of the contract (market price of stock at the date of delivery of the securities).

Equity investments included under current assets, consisting mainly of shares of consolidated listed companies purchased for trading purposes, are stated at the lower of cost – determined according to the continuous LIFO method – and realizable value, based on the year-end prices on the Italian Online Stock Market.
The costs of investments in foreign companies have been translated into Italian lire at historical exchange rates prevailing at the time of acquisition or subscription.
Writedowns of investments, whether included in long-term investments or current assets, will be reversed in subsequent years if the underlying assumptions are no longer correct.
With regard to investments in "international organizations for satellite systems", the value shown in the financial statements consists of the equivalent value in Italian lire of the net financial contributions calculated at the exchange rates in effect at the time of each transaction. The holding in such organizations is adjusted each year in relation to the actual use of the satellite systems.

1964

Other securities (other than equity investments)

Securities that the company intends to hold to maturity are included among long-term investments; those bought for trading purposes are listed under short-term financial assets.
Securities held as long-term investments are valued at cost, adjusted for the portion of the difference between the cost and the redemption value that accrued during the year.
Securities included in current assets are valued at the lower of cost of acquisition, adjusted for the portion of issue differences and realizable value, and the year-end prices on the Italian Online Stock Market.
Writedowns of securities will be reversed in subsequent years, if the underlying assumptions are no longer correct.
The cost of securities, whether included in long-term investments or current assets, is determined by the continuous LIFO method.

Inventories

Inventories – consisting of goods intended for sale, as well as stock on hand of technical materials and replacement parts to be used in the business during the year and for maintenance – are valued at the lower of cost, calculated using the weighted-average method, and realizable value.
The carrying value of goods in stock is reduced, through appropriate writedowns, for obsolete materials.
Inventories include the amount of work on behalf of third parties in progress at the end of the year, valued according to the "costs" already incurred.

Accounts receivable and liabilities

Accounts receivable are stated at estimated realizable value and classified under long-term investments or current assets. They include – as far as telecommunications services are concerned – the amount of services already rendered to customers and other carriers, already billed or still to be billed, as well as the invoices for the sale of telephone and online products.
Liabilities are shown at their nominal value.
Accounts receivable and liabilities in foreign currency, based on the concept of prudence, are recorded at the year-end exchange rates; the positive and negative differences between the balance of accounts receivable and liabilities converted at year-end exchange rates and their balance at the original exchange rates are recorded in the statement of income, respectively, in *financial income* and *financial expense*.

Accruals and deferrals

These items are recorded on the accrual basis. *Issue discounts and similar charges* consist of costs in connection with long-term loans, which are charged to the statement of income over the duration of the loan in proportion to the accrued interest.

1965

Reserves for risks and charges

For taxes: this reserve includes prudent provisions for estimated tax charges (including any surtaxes and late payment interest) on positions not yet agreed or in dispute.

For deferred taxes: this reserve includes deferred tax liabilities – net of deferred tax assets, whenever the assumptions for doing so exist – calculated on the timing differences between the value attributed to assets and liabilities for statutory purposes and the value attributed to the same assets and liabilities for tax purposes.
Whenever the amount of deferred tax assets is higher than deferred tax liabilities, the balance is recorded among "*other receivables*" in current assets.

Others: relate primarily to provisions to cover charges of certain or likely existence whose amount or date of occurrence could, however, not be determined at the end of the year. The provisions reflect the best possible estimate, based on the commitments made and on the available data.

Reserve for employee termination indemnities

The amount of this reserve is determined in accordance with current laws (in particular Law No. 297 of May 29, 1982, which provides for fixed and variable cost-of-living adjustments) and collective bargaining agreements. The reserve is adjusted to the liability matured at the end of the year for personnel in force at that date and is net of advances paid. The item *other receivables*, under long-term investments, includes the receivable stemming from the advance payment of tax on termination indemnities in accordance with Law No. 662 of December 23, 1996 and its subsequent amendments. This receivable is revalued according to the provisions of the law.

Employee benefit obligations under Law No. 58/1992

With regard to Telecom Italia's obligation required by Law No. 58/1992 to guarantee a uniform insurance status under the Telephone Workers' Social Security Fund – FPT (part of the general "Employees Pension Fund" beginning January 1, 2000) to all employees in service in the Group's telephone companies (Stet, Sip, Italcable and Telespazio) as of February 20, 1992, as well as those who moved from the Public Administration to Iritel, Article 66, Section 1 of Law 331/1993 and converted into Law No. 427/1993 specifies that the sums due to the Fund should be shown in the financial statements and are tax deductible in the years in which the payments to fulfil this obligation – in fifteen equal annual installments, payable in arrears – are actually made.
At the present time, the amount of the liability, which will be determined by the National Social Security Institute (Istituto Nazionale della Previdenza Sociale - INPS), can be estimated only roughly, due to problems relating to the interpretation and application of the social security legislation and to the lack of certain data which only the social security institutions currently possess. Nevertheless, these financial statements include Lire 1,366 billion of residual payables to INPS, (net of the amount attributed to TIM, TE.SS., Netsiel and Tin.it for the employees transferred to those companies), relating to the estimate

made for the employees of the former State Company for Telephone Services (ASST) by the special Ministerial Commission established under Law No. 58/1992 upon the transfer of the assets of the Post and Telecommunications Administration to Iritel, and recorded by the latter company in its financial statements at December 31, 1993. As a result, these charges will have no impact on the results of future years, since they were already included in the aforementioned calculation.
A dispute concerning the application and interpretation of this law is pending with INPS regarding, firstly, the effective date for the computation of the accrued interest due under Law No. 58/1992, in view of the fact that the liability is paid in installments. Telecom Italia believes that interest should accrue from the time INPS notifies it of the actual amount of the liability, while INPS claims that the computation should be made as of February 20, 1992 or on the date of the transfer to Iritel, thus giving rise to pre-amortization interest. The second issue is the exclusion from the effects of Law No. 58/1992 of all employees (except for employees of the former Iritel) who had filed an application to join pursuant to Law No. 29/1979 before February 20, 1992, unless that application had not been processed by INPS. The position of the Company is that the criteria set forth in Law No. 29/1979 – and, therefore, payment of the respective obligations – apply to these employees.
At the present time, the parties have agreed that the differences in interpretation shall be settled through test appeals, with recourse to the Court of Appeals being waived for a final determination of the correct interpretation of the law in question.
While the proceedings are pending, Telecom Italia has agreed to pay under protest the amounts requested by INPS based on the criteria determined by the latter, subject to subsequent equalization adjustments, if the Courts ultimately accept the Company's interpretation.
Based on the above, a reasonable estimate of the principal amount of the liability attributable to the Company (excluding, as mentioned earlier, the part relating to the former Iritel employees) could vary between Lire 1,900 billion and Lire 2,500 billion (Lire 509 billion of which has already been paid), depending on conflicting interpretations and taking into account all personnel involved. However, these estimates are merely indicative, lacking complete data from INPS. As of December 31, 2000, INPS had submitted formal requests for about 96% of the employees whose change in insurance status will result in a charge for Telecom Italia.
In either case, the impact of the charge should definitely be compatible with the income of future years, since, as allowed under Article 5, Section 3 of Law No. 58/1992, the payments requested by INPS will be made in fifteen equal annual installments payable in arrears (including annual interest of 5%), starting when INPS formally submits its requests.
The remaining liability for obligations under Law No. 58/1992, to be paid in fifteen annual installments on the basis of the formal requests made by INPS on December 31, 2000 and the interpretation of said requests, amounts to Lire 2,923 billion, divided as follows:

- Lire 1,911 billion for the principal amount (except for the portion attributable to former Iritel employees);
- Lire 1,012 billion in accrued interest.

Pre-amortization interest (including that relating to the employees of the former Iritel), subsequent to the agreement between INPS and Telecom Italia, was paid by the latter – with reservation – in fifteen equal annual installments, payable in arrears, including interest at an annual rate of 5%, up to the end of 1999, for a total amount of Lire 216

billion. In compliance with the sentence handed down by the Court of Appeals, No. 4242 of April 5, 2000, which upheld Telecom Italia's position, payment of the above-described interest and accrued interest related thereto was suspended (for a residual amount of Lire 789 billion, of which Lire 68 billion relates to the amount due for 2000).
The charge to income for the year 2000 (under "extraordinary expense") amounts to Lire 297 billion inclusive of accrued interest.
During 2000, Telecom Italia paid INPS the above-mentioned charges also on behalf of other Group companies – mainly TIM and CSELT – for those employees transferred and covered by the obligation of a uniform insurance status under Law No. 58/1992, recovering the amounts paid from these same companies. The recovery is recorded in the statement of income under "extraordinary income" and amounts to Lire 4 billion.

Grants

Operating grants (directly credited to the statement of income) and capital grants or grants for installations are recorded in the accounting period in which the paperwork documenting the grants is received, or in the period in which the respective costs are incurred, provided that the certainty of payment is confirmed by established procedures.
The treatment of capital grants and grants for installations in the balance sheet is as follows:

a) grants received through December 31, 1992, are included under *reserves for risks and charges*. The portions equivalent to the depreciation taken on assets financed with the grants in question (the so-called "available" portion) are transferred to a special equity reserve in order to obtain the benefits allowed under the tax law;
b) for grants received from January 1, 1993 to December 31, 1997, 50% of the amount received is recorded in a special reserve of stockholders' equity in order to take advantage of the benefits available under the tax laws, and the remaining 50% is recorded under *deferred income*. These amounts are gradually credited to income in accordance with the pertinent laws;
c) for grants received from January 1, 1998, the amount is recorded under *deferred income* and progressively credited to the statement of income in relation to the depreciation taken on the assets to which the grants refer.

Revenues and expenses

Revenues and expenses are recorded on an accrual basis. Revenues relating to telecommunications services are shown gross of the amounts due to other carriers which are recorded, for the same amount, in production cost.
Fees for new access lines and line transfers are recorded as income when the service is provided.
Dividends from subsidiaries are recorded when they accrue, that is, in the year when the income from which they are paid is earned by the subsidiaries, providing a substantial certainty that they will be paid, and, in any event, when the stockholders' resolution declaring the dividend is passed or when the appropriation of net income is set forth in the preliminary financial statements prepared by the management of the subsidiaries prior to the Board meeting of the parent company that resolves upon the financial statements. Dividends from affiliated companies and other companies, on the other hand, are recognized in the statement of income according to when they are declared or in the year in which the respective right to the receivable arises, following the stockholders' resolution of those companies.

1968

Leased assets

Capital goods acquired under leasing agreements are shown in the financial statements by a method consistent with current legislation, which requires that leasing payments be recorded as operating costs.

Memorandum accounts

These financial statements contain changes to the presentation of memorandum accounts. In particular:
- guarantees provided are presented net of counter-guarantees received;
- financial derivative contracts are only presented in the notes.

Guarantees provided consist of sureties on behalf of Group companies to secure their borrowings and other obligations. They are shown for an amount equal to the guarantee provided. Those provided in foreign currencies are translated at year-end exchange rates.
Purchases and sales commitments are determined on the basis of the unperformed portion of contracts outstanding at the end of the fiscal year which do not fall under the normal "operating cycle".
These are largely represented by the purchases commitments for future lease installments plus the buyout amounts of assets leased.
Other memorandum accounts mainly refer to assets of third parties on loan, on deposit for safekeeping or for similar purposes.

Financial derivatives

Financial derivative contracts are used by the Company to hedge exposure to interest rate and currency exchange risks.
Interest rate swaps involve the exchange of flows of interest between the counterparts calculated on the notional amount of reference at the agreed fixed or variable rates at the specified maturity date: normally the differential between the two interest rates is paid or received.
Cross currency and interest rate swaps are used both to hedge interest rate risk and exchange risk on loans denominated in foreign currency: they make it possible to covert the notional amount in foreign currency to the domestic currency and also to convert from a variable rate or a fixed rate in the foreign currency into a variable rate or fixed rate in the domestic currency.
The interest paid or received or the differential paid or received is recorded in the statement of income in specific accounts under financial income and expense. Moreover, related accruals are made at the year-end or interim closings with a counter-entry to "accrued income and prepaid expenses or accrued expenses and deferred income".

BALANCE SHEETS

ASSETS

Intangibles, fixed assets and long-term investments

Intangible assets ***Lire 2,301,652 million***
(Lire 2,258,614 million at December 31, 1999)

A summary of the changes during the year is presented as follows:

(in millions of lire)	2000
– Additions	1,299,715
– Disposals and other changes	(17,679)
– Contributions of business segments	(52,025)
– Transfers from Stet International for spin-off	1,340
– Writedowns	(37,628)
– Amortization	(1,161,934)
– Reclassifications	11,249
Total	43,038

An analysis of the composition and the changes in intangible assets during the year is presented as follows:

	12/31/1999			
(in millions of lire)	Cost	Writedowns	Amortization	Total
Industrial patents and intellectual property rights	4,184,882	(58,386)	(2,934,208)	1,192,288
Concessions, licenses, trademarks and similar rights	227,471	=	(114,873)	112,598
Goodwill	19,000	=	(15,200)	3,800
Work in progress and advances to suppliers	740,383	=	=	740,383
Other intangibles (*)	892,391	=	(682,846)	209,545
Total	6,064,127	(58,386)	(3,747,127)	2,258,614
(*) Including:				
Leasehold improvements	782,090	=	(619,481)	162,609
Great Jubilee 2000	109,512	=	(62,578)	46,934

1970

(in millions of lire)	Changes during the year Additions	Reclassifications	Sales/ Retirements/ Transfers (a)	Writedowns/ Reinstatements	Amortization	Total
Start-up and expansion costs	=	=	1,020	=	(1,020)	=
Industrial patents and intellectual property rights	16,334	697,124	(55,573)	(4,635)	(1,024,340)	(371,090)
Concessions, licenses, trademarks and similar rights	40	940	45	=	(23,535)	(22,510)
Goodwill	=	=	(2,532)	=	(1,268)	(3,800)
Work in progress and advances to suppliers	1,229,982	(686,815)	(10,472)	(32,993)	=	499,702
Other intangibles (*)	53,359	=	(852)	=	(111,771)	(59,264)
Total	1,299,715	11,249	(68,364)	(37,628)	(1,161,934)	43,038
(*) Including:						
Leasehold improvements	53,359	=	224	=	(69,439)	(15,856)
Great Jubilee 2000	=	=	(1,076)	=	(42,330)	(43,406)

(a) Broken down as follows:	Cost	Amortization	Carrying value
Start-up and expansion costs	5,102	(4,082)	1,020
of which transfers from Stet International	5,102	(4,082)	1,020
Industrial patents and intellectual property rights	(548,424)	492,851	(55,573)
of which contributions of business segments	(168,444)	129,423	(39,021)
of which transfers from Stet International	2	(1)	1
Concessions, licenses, trademarks and similar rights	151	(106)	45
of which transfers from Stet International	250	(156)	94
Goodwill	(19,000)	16,468	(2,532)
of which contributions of business segments	(19,000)	16,468	(2,532)
Work in progress and advance to suppliers	(10,472)	=	(10,472)
of which contributions of business segments	(10,472)	=	(10,472)
Other intangibles	(203,026)	202,174	(852)
of which transfers from Stet International	761	(536)	225
Total	(775,669)	707,305	(68,364)
of which contributions of business segments	(197,916)	145,891	(52,025)
of which transfers from Stet International	6,115	(4,775)	1,340

(in millions of lire)	12/31/2000 Cost	Writedowns	Amortization	Total
Start-up and expansion costs	5,102	=	(5,102)	=
Industrial patents and eintellectual property rights	4,349,916	(63,021)	(3,465,697)	821,198
Concessions, licenses, trademarks and similar rights	228,602	=	(138,514)	90,088
Goodwill	=	=	=	=
Work in progress and advances to suppliers	1,273,078	(32,993)	=	1,240,085
Other intangibles (*)	742,724	=	(592,443)	150,281
Total	6,599,422	(96,014)	(4,201,756)	2,301,652
(*) Including:				
Leasehold improvements	634,935	=	(488,181)	146,754
Great Jubilee 2000	107,000	=	(103,473)	3,527

1971

Start-up and expansion costs =

This item shows a nil balance between the transfer from Stet International (Lire 1,020 million) and the amortization charge for the year (Lire 1,020 million).

Industrial patents and intellectual property rights *Lire 821,198 million*

These decreased by Lire 371,090 million from December 31, 1999.

They are detailed as follows:

(in millions of lire)	12/31/2000	12/31/1999
• software in use	820,943	1,191,960
• industrial patents	255	328
Total	821,198	1,192,288

Capitalized costs for applications software show a decrease of Lire 371,017 million compared to December 31, 1999, mainly due to some projects which came into use during the year (Lire 713,372 million), net of the amortization charge (Lire 1,024,181 million), disposals (Lire 16,553 million), the writedown of software in use (Lire 4,635 million) and net transfers as a result of corporate transactions entered into during the year (Lire 39,020 million).
Industrial patents decreased by Lire 73 million compared to December 31, 1999, and represent the difference between capitalized costs incurred to file new patents and extend already filed patents to foreign countries (totaling Lire 86 million) and the amortization charge (Lire 159 million).

Concessions, licenses, trademarks and similar rights *Lire 90,088 million*

This item shows a decrease of Lire 22,510 million compared to December 31, 1999, representing the difference between additions and projects which came into use during the year (Lire 980 million), the amortization charge (Lire 23,535 million), disposals (Lire 49 million) and the transfer from Stet International during the year (Lire 94 million).

Goodwill =

Goodwill shows a nil balance owing to the amortization charge for the year 2000 (Lire 1,268 million) and the contribution of the business segment to Tin.it (Lire 2,532 million).

Work in progress and advances to suppliers *Lire 1,240,085 million*

Work in progress and advances to suppliers show an increase of Lire 499,702 million compared to December 31, 1999, due to investments in software development projects relating to network applications and operating programs (Lire 1,229,982 million), completed software projects which came into use during the year (Lire 686,815 million), the writedown of software projects that will be abandoned in 2001 (Lire 32,993 million) and the contributions of business segments during the year (Lire 10,472 million).

1972

Other intangibles *Lire 150,281 million*

These assets, which decreased by Lire 59,264 million compared to December 31, 1999, include:

- "leasehold improvements" (Lire 146,754 million) made up by costs incurred to adapt leased properties to the Company's operating needs. This item shows a decrease of Lire 15,856 million compared to December 31, 1999, representing the difference between new capitalized items (Lire 53,359 million), the amortization charge (Lire 69,439 million) and other changes mainly referring to the transfers from Stet International (+Lire 225 million);
- "exclusive rights to the Great Jubilee 2000 event" (Lire 3,527 million), acquired in 1999 and made up by the costs incurred to obtain the exclusive TLC provider rights for the Jubilee. This asset shows a decrease mainly on account of the amortization charge for the year (Lire 42,330 million).

Fixed assets ***Lire 29,305,516 million***

(Lire 36,519,951 million at December 31, 1999)

A summary of the changes during the year is presented as follows:

(in millions of lire)	2000
– Additions	3,674,626
– Disposals and other changes	7,765
– Contributions of business segments	(4,847,519)
– Transfers from stet international for spin-off	733
– Depreciation	(6,038,791)
– Reclassifications	(11,249)
Total	(7,214,435)

An analysis of the composition and the changes in fixed assets during the year is presented as follows:

	12/31/1999				
(in millions of lire)	Cost	Upward adjustments	Writedowns	Accumulated depreciation	Total
Land and buildings	10,409,499	1,978,817	(3,939)	(4,555,813)	7,828,564
• non industrial buildings	94,942	10,550	=	(7,622)	97,870
• industrial buildings	10,314,557	1,968,267	(3,939)	(4,548,191)	7,730,694
Plant and machinery	87,563,843	1,682,971	(1,912,380)	(60,473,127)	26,861,307
Manufacturing and distribution equipment	1,754,708	5,366	=	(1,644,580)	115,494
Other fixed assets	3,029,300	8,374	=	(2,587,226)	450,448
Construction in progress and advances to suppliers	1,264,138	=	=	=	1,264,138
Total	104,021,488	3,675,528	(1,916,319)	(69,260,746)	36,519,951

1973

(in millions of lire)	Changes during the year					
	Additions	Reclassifications	Sales/ Retirements/ Other changes (a)	Writedowns	Depreciation	Total
Land and buildings	1,076	190,667	(4,616,152)	=	(394,252)	(4,818,661)
• non industrial buildings	1,076	33,251	(69,354)	=	(1,658)	(36,685)
• industrial buildings	=	157,416	(4,546,798)	=	(392,594)	(4,781,976)
Plant and machinery	1,213,870	2,459,111	(97,703)	=	(5,314,161)	(1,738,883)
Manufacturing and distribution equipment	24,967	338	(516)	=	(62,508)	(37,719)
Other fixed assets	94,337	100,963	(215,649)	=	(267,870)	(288,219)
Construction in progress and advances to suppliers	2,340,376	(2,762,328)	90,999	=	=	(330,953)
Total	3,674,626	(11,249)	(4,839,021)	=	(6,038,791)	(7,214,435)

(a) Broken down as follows:

	Cost	Upward adjustments	Writedowns	Accumulated depreciation	Net value
Land and buildings	(6,333,499)	(1,050,707)	=	2,768,054	(4,616,152)
• non-industrial buildings	(66,127)	(7,749)	=	4,522	(69,354)
• industrial buildings	(6,267,372)	(1,042,958)	=	2,763,532	(4,546,798)
• of which contributions of business segments	(6,311,784)	(1,040,387)	=	2,759,503	(4,592,668)
• non-industrial	(62,288)	(4,021)	=	2,917	(63,392)
• industrial	(6,249,496)	(1,036,366)	=	2,756,586	(4,529,276)
Plant and machinery	(1,913,279)	(119,925)	44,143	1,891,358	(97,703)
• of which contributions of business segments	(254,504)	(1,657)	=	219,684	(36,477)
• of which transfers from Stet International	691	=	=	(658)	33
Manufacturing and distribution equipment	(23,778)	(68)	=	23,330	(516)
• of which contributions of business segments	(32)	=	=	27	(5)
Other fixed assets	(1,979,669)	(2)	=	1,764,022	(215,649)
• of which contributions of business segments	(1,613,826)	=	=	1,404,820	(209,006)
• of which transfers from Stet International	3,165	=	=	(2,465)	700
Construction in progress and advances to suppliers	90,999	=	=	=	90,999
• of which contributions of business segments	(9,363)	=	=	=	(9,363)
Total	(10,159,226)	(1,170,702)	44,143	6,446,764	(4,839,021)
• of which contributions of business segments	(8,189,509)	(1,042,044)	=	4,384,034	(4,847,519)
• of which transfers from Stet International	3,856	=	=	(3,123)	733

(in millions of lire)	12/31/2000				
	Cost	Upward adjustments	Writedown	Accumulated depreciation	Total
Land and buildings	4,267,743	928,110	(3,939)	(2,182,011)	3,009,903
• non-industrial buildings	63,142	2,801	=	(4,758)	61,185
• industrial buildings	4,204,601	925,309	(3,939)	(2,177,253)	2,948,718
Plant and machinery	89,323,545	1,563,046	(1,868,237)	(63,895,930)	25,122,424
Manufacturing and distribution	1,756,235	5,298	=	(1,683,758)	77,775
Other fixed assets	1,244,931	8,372	=	(1,091,074)	162,229
Construction in progress and advances to suppliers	933,185	=	=	=	933,185
Total	97,525,639	2,504,826	(1,872,176)	(68,852,773)	29,305,516

"Construction in progress and advances to suppliers" include labor costs of Lire 22,006 million. The gross value of the fixed assets transferred as a result of the corporate transactions for the contributions of business segments and the total spin-off of Stet International is Lire 9,227,697 million (of which Lire 7,608,740 million relates to the contribution of the business segment "Grandi Immobili" to IM.SER), whereas the related accumulated depreciation accounts total Lire 4,380,911 million (of which Lire 2,976,942 million relates to IM.SER).

1974

Accumulated depreciation at December 31, 2000, as a whole, is considered sufficient in relation to the remaining period of utilization of the assets, determined on the basis of the estimated useful lives of the installations making up the domestic telecommunications network. Accumulated depreciation covered 68.8% of fixed assets at December 31, 2000 and 64.3% at December 31, 1999.

Since the accounting values of the installations are considered congruous and the most prestigious real estate properties were contributed to IM.SER, the fixed assets were not upwardly adjusted as allowed by Law No. 342/2000. However, as set forth by art. 14 of this law, in order to obtain tax benefits, the "Reserve for accelerated depreciation " pertaining to the fixed assets still in use at the end of 2000 was reclassified to the special reserve as provided by the same law. As a result of this law, the carrying value of the fixed assets subjected to accelerated depreciation transferred to the new reserve also expresses the cost of the fixed assets recognized for tax purposes.

At December 31, 2000, the upward adjustments made to fixed assets in 1952, 1975, 1983 and 1991 as well as those made under Law No. 823/1973 have been depreciated by an average of approximately 75%.

The Company uses fixed assets purchased through lease contracts with its subsidiary Teleleasing, which are essentially stipulated under market conditions, as disclosed in the memorandum accounts and related notes. Had these contracts been accounted for using the financial method, entries would have been made in the statement of income for the interest on the financed principal and the depreciation charge attributable to the leased assets and assets would have been recorded in fixed assets and the residual debt under liabilities. The use of this method, however, would have had no material economic effect on the financial statements. The amount of financial expense included in the lease payments recorded in the 2000 statement of income is separately indicated in the note on the "use of property not owned".

Additions during the year include Lire 692,429 million of projects completed in Southern Italy.

Long-term investments — ***Lire 40,193,558 million***
(Lire 19,644,996 million at December 31, 1999)

This item increased by Lire 20,548,562 million compared to December 31, 1999 and includes the following:

(in millions of lire)	12/31/2000	12/31/1999
Equity investments in		
• subsidiaries	35,272,942	8,731,261
• affiliated companies	1,113,026	217,062
• other companies	177,710	382,070
	36,563,678	9,330,393
Advances on future capital contributions	1,864,890	8,610,090
Accounts receivable		
• subsidiaries	96,814	1,300,011
• other receivables	387,605	404,502
	484,419	1,704,513
Treasury stock	1,280,571	=
Total	40,193,558	19,644,996

Equity investments *Lire 36,563,678 million*

Annexes 9 and 10 present the changes in each investment during the year, together with the corresponding amount at the beginning of the year and at December 31, 2000, as well as, according to Article 2427, Section 5, of the Italian Civil Code, a list of all the Company's equity investments in subsidiaries and affiliated companies. Overall, investments in subsidiaries, affiliates and other companies increased by Lire 27,233,285 million compared to December 31, 1999, as shown below:

(in millions of lire)

Increases:	
• Subscription to capital increases, recapitalizations and loss coverage of: TIM (2,188,228), Stream (205,000), Iridium Italia (26,059), Tin.it (formerly Savigliano Immobiliare) (6), Seat Pagine Gialle (563,417), IM.SER (154), Edotel (12,909), N.TC in liquidation (1,321), I.T. Telecom (formerly Reseau) (51,538), Czechtel in liquidation (21), TMI – Telemedia International Italia (166,741), Fintech (15,000), e Fusion (1,860), Trainet (6,889), Stet International Netherlands (2,050), Eutelsat (203,923), Media Technology Venture (1,106), Mix (19), Cygent (18,058), Cartesia (900).	3,465,199
• Acquisition/subscription of shares/quotas at time of corporate formation of: Stream (354,395), TIM (1,234,481), Seat Pagine Gialle (12,426,614), TI France (15), TI Germany (49), TI Switzerland (25), TI United Kingdom (3), TI Web (61), SIA (20,593), Latin American Nautilus (92,677), Mediterranean Nautilus (68), Netsiel (199), Telecom Italia Capital (66), TI Belgium (2,904), TI Netherlands (35), Is Tim Telekomunikasyon Hizmetleri (242,543), STT (4,400), Consorzio Dream Factory (172), Dmail.it (8,472), Gemini Israel III (1,181), IFM Infomaster (1,323), Italtel (80), Jerusalem Global Venture (1,496), Consorzio Energia Fiera District (3).	14,391,855
• Permanent transfer to capital stock of advances on future capital contributions relating to Stet International Netherlands (8,401,122), Stet Mobile Holding (1,118,604), Cartesia (100), CAF Italia 2000 (1).	9,519,827
• Acquisition of investments following corporate transactions: Netsiel (209,860), TE.SS. (2,274), Seat Pagine Gialle (46,409), IM.SER (5,615,183), Stet International Netherlands (1,547,389), Stet Mobile Holding (89,580), Saiat (1,000).	7,511,695
• Reclassification of long-term receivable from Bitel to investments (259,981) and acquisition of investment in IMMSI through partial demerger of Sirti (45,575).	305,556
Total increases (A)	35,194,132

1976

(milioni di lire)	
Decreases:	
• Sale of shares/quotas in: IM.SER (5,224,408), Bitel (259,981), IMMSI (10,281), Edotel (80), Teleleasing (14), Consorzio Promotore ISDN in liquidation (229), Consorzio Multimediale di Terni (1,750), Sistemi e Telematica (420), TSP (7,023), Accel (891), Intelsat (23,493), Media Technology Venture (1,309), The Fantastic Corporation (548), Huit (199), Sirti (86,348), Itinera (127), Is Tim Telekomunikasyon Hizmetleri (242,543), Italtel (80), Italdata (720).	5,860,444
• Writedown for losses of investments charged to statement of income of: Iridium Italia (5,700), Stream (391,881), TMI - Telemedia International Italia (197,081), Tin.it (formerly Savigliano Immobiliare) (6), Consorzio Civita (12), Trainet (1,306).	595,986
• Writedown for losses of investments covered by the reserve for risks and charges on investments of: Iridium Italia (20,359), Stream (1,169), N.TC in liquidation (1,321), Edotel (11,629), Czechtel in liquidation (21), Consorzio CIMSC (9), I.T. Telecom (formerly Reseau) (1,538), IM.SER (137), Geis (9,692), Trainet (5,583).	51,458
• Reduction of the investment in Sirti following the partial demerger and consequent creation of the company IMMSI.	45,575
• Total spin-off of Stet International	1,407,384
Total decreases (B)	7,960,847
Net change for the year (A-B)	27,233,285

In particular:

- subsequent to the resolutions of the extraordinary stockholders' meeting of December 15, 1999, on February 7, 2000, the real estate assets and connected activities of Sirti S.p.A. were partially demerged, on a proportional basis, and attributed to the newly formed company IMMSI S.p.A.. The legal effects of the demerger had effect from February 10 and from February 11, the stock exchange authorized the trading of IMMSI shares and the listing of Sirti shares ex demerger. In November, Telecom Italia tendered all of its shares in Sirti to the voluntary take-over bid by Wiretel for 100% of Sirti stock.
- on April 7, Telecom Italia subscribed to the share capital increase of Savigliano Immobiliare – from Lire 20 million to Lire 1,000 million – voted by the stockholders' meeting of the company acquired the previous February 29. The same stockholders' meeting passed a resolution to transform the company from a limited liability company to a joint stock company, changing the registered name to Tin.it S.p.A.. Also on the same occasion, a second capital increase was voted for Lire 40 billion with the contributions of assets consisting of the business segments and investments inherent to the operations and marketing of online services and products by Telecom Italia, the investment held in Viasat by Telespazio and the "Content Management" division by Saritel. On August 10, 2000, the extraordinary stockholders' meeting passed a resolution for the partial demerger, on a proportional basis, of Telecom Italia, finalized on November 10, through the transfer of a 8.168% stake in Tin.it to Seat, and also the merger of Tin.it and Seat Pagine Gialle, finalized on November 15, 2000. At December 31,

2000, the investment in Seat Pagine Gialle – taking into account this last transaction and the purchase of shares during the year, from Huit II (No. 816,809,603 ordinary shares at 4.5 euro per share, plus interests), through public purchase offers (No. 339,291,608 ordinary shares at 4.2 euro per share and No. 326,944,623 saving shares at 2.94 euro per share) and by JP Morgan (No. 53,009,681 ordinary shares at 4.87 euro per share), was equal to 55.20% of the entire share capital. The shares held by Telecom Italia, equal to No. 6,051,510,901, are composed of No. 5,168,475,885 unencumbered ordinary shares, No. 218,754,174 unencumbered savings shares, No. 339,291,608 ordinary shares pledged and No. 324,989,234 shares on loan (of which No. 216,798,785 ordinary shares and No. 108,190,449 savings shares). These latter shares derive from specific contracts for the loan of securities (see the accounting policies under investments), covered by specific guarantee contracts;

- during the month of April, Telecom Italia purchased 50 million TIM ordinary shares at a price of Lire 1,230,947 million in order to increase its holding in the company. In July, the Board of Directors of Telecom Italia voted to accept TIM's offer to covert all of TIM savings shares into ordinary shares. The outlay by Telecom Italia totaled Lire 2,188,228 million.
- during the first half, Telecom Italia and News Television acquired the investments held by Cecchi Gori group and SDS in Stream, each by equally subscribing to capital increases and making stock purchases. After these transactions, Telecom Italia's stake in Stream increased from 35% to 50%;
- in June, Telecom Italia contributed No. 46,104,648 Meie Assicurazioni shares to Saiat that were carried in the 1999 financial statements at quantity and not at value, realizing a gain of Lire 1,000 million;
- on November 1, 2000, Telecom Italia contributed to TE.SS. – Tele Payroll Services S.p.A. – the business segment consisting of the personnel administration services through the subscription of No. 117,500 shares of the same for an equivalent amount of Lire 2,274 million;
- on December 1, 2000, Telecom Italia contributed the business segment "Grandi Immobili", including the majority of the most prestigious real estate properties, to IM.SER for an amount of Lire 5,615,183 million, acquiring 100% control of the company; later, a 45% stake in IM.SER was sold to Beni Stabili and an additional 15% stake to Lehman Brothers. Telecom Italia's interest thus fell to 40%.
- on December 27, 2000, the total spin-off of Stet International to Telecom Italia and TIM as part of the rationalization of the international telecommunications sector was concluded. The deal is effective for accounting and tax purposes beginning January 1, 2000. This transaction led to the cancellation of the entire stake in Stet International (Lire 1,407,385 million) and the simultaneous increase in the investments in Stet International Netherlands (Lire 1,547,389 million) and in Stet Mobile Holding (Lire 89,581 million). Telecom Italia subsequently contributed the entire stake held in Stet Mobile Holding to TIM, receiving 1.94% of TIM ordinary shares (after the conversion of savings shares into ordinary shares) following the share capital increase set aside by TIM for the same Telecom Italia;
- on December 31, 2000, Telecom Italia, as part of the plan for the reorganization of the information technology sector, which calls for concentrating all of the Group's operations in this sector to I.T. Telecom S.p.A., contributed the business segment for the operations of the information technology services to Netsiel, by subscribing to the capital of the same for an equivalent amount of Lire 209,860 million; after this transaction Telecom Italia's stake in Netsiel is equal to 68.7%;

1978

- some investments in subsidiaries and affiliated companies are recorded at an amount in excess of the corresponding share of the underlying stockholders' equity, net of dividends and after the consolidation adjustments. These investments are maintained at their carrying values since they are expected to show future earnings and their assets are worth more than their respective book values. In particular, in the case of TIM, the higher value – which is nevertheless significantly lower than market value, as later described – is the result of the method (proportion of market value) used in separating the value of the holding from that of the former company Telecom Italia following the demerger in 1995. As for Finsiel, the value of the investment has not been changed in view of its current earnings potential.

A comparison between the market price of the listed shares at December 31, 2000 and their carrying value shows an unrealized gain of Lire 83,954 billion. Further details are given in Annex 11.

Advances on future capital contributions *Lire 1,864,890 million*

These show a decrease of Lire 6,745,200 million compared to December 31, 1999, principally due to the reclassification to "equity investments in subsidiaries" of the payments made to the companies Stet International Netherlands and Stet Mobile Holding in prior years and during 2000. At December 31, 2000, the amount is composed as follows:

- Stet International Netherlands (Lire 1,864,633 million);
- Tecno Idro Meteo (Lire 189 million);
- Ti Austria Gmbh (Lire 68 million).

Accounts receivable *Lire 484,419 million*

These are recorded at nominal value, which corresponds to estimated realizable value, decreased by Lire 1,220,094 million compared to December 31, 1999, and are analyzed as follows:

	12/31/1999	Changes during the year				12/31/2000
(in millions of lire)		Disburse-ments	Reimburse-ments	Reclassifi-cations Other	Total	
Subsidiaries	1,300,011	9,611	(962,918)	(249,890)	(1,203,197)	96,814
Other receivables	404,502	63,266	(78,017)	(2,146)	(16,897)	387,605
Total	1,704,513	72,877	(1,040,935)	(252,036)	(1,220,094)	484,419

Accounts receivable from subsidiaries Lire 96,814 million

These decreased by Lire 1,203,197 million mainly on account of the repayment of loans by Teleleasing following the sale to Mediobanca of a 60% interest in Teleleasing itself. The balance at December 31, 2000 only includes loans granted at market terms to the company Telespazio.

Other receivables — Lire 387,605 million

These decreased by Lire 16,897 million and refer to:

- *receivables from customers* — *Lire 1,819 million*
  these are made up by 50% of the new connection charges borne by residential customers paying in 12 bi-monthly installments, as allowed by law. These receivables show a decrease of Lire 24 million from December 31, 1999;

- *receivables from employees* — *Lire 95,047 million*
  these include the outstanding amount of loans receivable from employees, of which Lire 78 million was made in connection with the Initial Public Offering of ordinary Telecom Italia shares;

- *guarantee deposits* — *Lire 9,744 million*
  these include cash deposits to third parties paid mainly to municipalities to guarantee proper work to roads;

- *other financial receivables* — *Lire 280,995 million*
  These mainly refer to:
  - the loan made to Ros Telecom (Lire 42,610 million) for the installation of the ITUR project (optic submarine cable linking Italy, Turkey, Ukraine and Russia);
  - the prepayment of the tax on the reserve for employee termination indemnities (Lire 220,344 million) required under Law No. 662 of December 23, 1996 and subsequent amendments, revalued as required by law;
  - the outstanding amount (Lire 211 million) of low-rate loans granted to personnel of the other Italian companies of the Telecom Italia Group in connection with the Initial Public Offering (IPO) of ordinary Telecom Italia shares.

Treasury stock — Lire 1,280,571 million

At December 31, 2000, the Company had a total of No. 104,978,070 treasury savings shares, with a par value of Lire 1,000 each, equal to 1.41% of share capital. The buy-backs were made following the tender offer to purchase during the period February 17, 2000 to March 17, 2000 (No. 1,793,820 shares) and later buy-backs (No. 103,184,250 shares) as voted by the ordinary stockholders' meeting of January 14, 2000. A specific reserve was set up under stockholders' equity for this purpose.

As required by Article 2358 of the Italian Civil Code, we report that the amount of the available reserves recorded in the financial statements at December 31, 2000 is sufficient to cover the outstanding balance of the loans made to employees of Telecom Italia and Telecom Italia Group companies for the purchase of ordinary Telecom Italia shares in connection with the Initial Public Offering under Decree of August 8, 1997 by the President of the Council of Ministers.
As required under Article 2427, Section 6 of the Italian Civil Code, Annex 12 sets forth a breakdown of loans under long-term investments by maturity within and beyond five years.

As required by Article 10 of Law No. 72/1983 the table below sets forth a breakdown of upward adjustments by type of assets held by the Company.

(in millions of lire)						Fixed assets	Other assets	
Description							Investments	
	Land and buildings	Plant and machinery	Manufacturing and distribution equipment	Other assets	Construction in progress and advances to suppliers	Total	Subsidiaries	Affiliates
Historical cost of additions to 12/31/2000:								
Upward adjustments under Special laws	1,549,506	3,504,769	16,231	14,930	=	5,085,436	1,491,224	4,680
Not adjusted	2,718,237	85,818,776	1,740,004	1,230,001	933,185	92,440,203	33,665,302	1,426,676
Total	4,267,743	89,323,545	1,756,235	1,244,931	933,185	97,525,639	35,156,526	1,431,356
Upward adjustments:								
Under Law No. 74 of 2/11/1952	700	=	=	=	=	700	724	=
Under Law No. 823 of 12/19/1973	24,615	=	=	=	=	24,615	1,057	=
Under Law No. 576 of 12/2/1975	48,140	67,887	5,298	928	=	122,253	26,187	=
Under Law No. 72 of 3/19/1983	356,394	1,495,159	=	7,444	=	1,858,997	180,079	2,757
Under Law No. 413 of 12/30/1991	498,261	=	=	=	=	498,261	=	=
Voluntary adjustment made in 1981	=	=	=	=	=	=	83,255	=
Total	928,110	1,563,046	5,298	8,372	=	2,504,826	291,302	2,757
Grand total	5,195,853	90,886,591	1,761,533	1,253,303	933,185	100,030,465	35,447,828	1,434,113

Current assets

Inventories — ***Lire 149,388 million***
(Lire 233,028 million at December 31, 1999)

These decreased by Lire 83,640 million compared to December 31, 1999 and include the following:

Contract work in process — *Lire 69,533 million*

This item, which increased by Lire 15,553 million compared to December 31, 1999, represents the value of the work being performed on behalf of third parties at December 31, 2000.

Merchandise — *Lire 79,855 million*

Merchandise decreased by Lire 99,193 million compared to December 31, 1999 owing to both higher consumption of goods held for sale and used for maintenance (telephone products and materials) and improvements in the management of merchandise inventories.

Accounts receivable ***Lire 17,657,120 million***
(Lire 15,401,138 million at December 31, 1999)

Accounts receivable increased by Lire 2,255,982 million compared to December 31, 1999. A breakdown and the changes that occurred during the year are given in the table below:

	12/31/1999	Changes during the year			12/31/2000
(in millions of lire)		Utilizations	Provisions	Change	
Trade accounts receivable	10,136,833			(1,165,424)	8,971,409
• allowance for doubtful accounts	(728,000)	406,490	(332,490)	74,000	(654,000)
Total trade accounts receivable	9,408,833			(1,091,424)	8,317,409
Accounts receivable from					
subsidiaries	4,489,011			745,660	5,234,671
of which financial receivables	2,083,785			(26,660)	2,057,125
Accounts receivable from					
affiliated companies	405,401			62,418	467,819
of which financial receivables	64,789			56,282	121,071
Accounts receivable from					
parent companies	2,484			(145)	2,339
Other receivables	1,095,409			2,539,473	3,634,882
• Government and					
other public entities					
for grants and subsidies	250			2,200	2,450
• deferred tax assets	345,483			594,006	939,489
• other receivables	749,676			1,943,267	2,692,943
Total	15,401,138			2,255,982	17,657,120

Trade accounts receivable *Lire 8,317,409 million*

Trade accounts receivable decreased by Lire 1,091,424 million, compared to December 31, 1999, owing to the assignment of receivables without recourse, not due on December 31, 2000, to factoring companies (Lire 399,895 million, with a loss of Lire 5,204 million). Trade accounts receivable are shown net of the allowance for doubtful accounts (Lire 654,000 million, of which Lire 332,490 million were provided during the year). The latter decreased by Lire 74,000 million compared to December 31, 1999 (Lire 728,000 million), mainly due to a reduction in the amount of doubtful receivables. Trade accounts receivable include Lire 1,382,473 million of receivables from other operators (Lire 751,227 million from fixed telecommunications carriers, Lire 57,637 million from mobile telecommunications operators and Lire 502,209 million from foreign correspondents).

1982

Accounts receivable from subsidiaries *Lire 5,234,671 million*

Accounts receivable from subsidiaries increased by Lire 745,660 million, compared to December 31, 1999, and include trade, financial and other receivables. The financial receivables reflect current account transactions carried out at market rates for cash management purposes and short-term loans granted to the companies; such receivables can be analyzed as follows:

(in millions of lire)	12/31/2000	12/31/1999
Financial receivables from Subsidiaries:		
Aspasiel	1,682	1,606
Consiel	69,350	52,943
Consultel (in liquidation)	1,738	384
Cselt	29,949	24,191
Edotel (formerly Sidac)	=	11,480
Eis	36,722	7,556
Elettra Tlc	27,088	41,889
Emsa	=	26,365
Finsiel	199,459	391,052
I.T. Telecom (formerly Reseau)	9,071	1,685
IM.SER (formerly Tecnitel)	=	2,600
Insiel	5,815	1,390
Intersiel	5,208	3,021
Ireos (in liquidation)	2,220	1,915
Iridium	=	429
Italtel	=	200,000
Latin America Nautilus	11,653	=
Netsiel	36,107	16,516
N.TC (in liquidation)	=	1,295
Saiat	=	64,095
Saritel	122,220	77,291
Seat Pagine Gialle	2,927	=
Sic	11	=
Sintesiel	1,309	974
Sodalia	40,889	32,790
Softe	=	295,485
Sogei	51,935	=
Stet International	=	29,303
TE.SS.	323	=
Teleleasing	=	266,110
Telesoft	218,366	259,907
Telespazio	194,328	120,635
Telimm	16,063	=
TIM	908,250	=
Tmi-Telemedia International Italia	25,581	73,110
Tmi-Telemedia International Ltd	31,949	69,478
Trainet	=	=
Venis	6,912	4,630
Webegg (formerly Logicasiel)	=	3,660
Total	2,057,125	2,083,785

1983

Trade receivables, amounting to Lire 1,177,895 million, are mostly due from TIM (Lire 298,934 million), Telespazio (Lire 209,145 million), Seat Pagine Gialle (Lire 184,692 million), Stet International Netherlands (Lire 76,036 million) and Telesoft (Lire 56,192 million).
Other receivables, amounting to Lire 1,999,651 million, primarily represent accrued dividends from subsidiaries (Lire 1,862,344 million) and other receivables connected with the Group's VAT settlement system.

Accounts receivable from affiliated companies *Lire 467,819 million*

Accounts receivable from affiliated companies increased by Lire 62,418 million compared to December 31, 1999. Receivables include trade, financial and other receivables. The financial receivables reflect current account transactions carried out at market rates for cash management purposes and short-term loans; such receivables can be analyzed as follows:

(in millions of lire)	12/31/2000	12/31/1999
Financial receivables from		
Affiliated companies:		
Astelit	344	344
Datasiel	110	=
Esri Italia	4,497	7,121
Excite Italia BV	9,846	989
Lares Tecno	=	34
Sispi	4	12
Stream	106,270	56,270
Consorzio Telcal	=	19
Total	121,071	64,789

Trade receivables, amounting to Lire 346,403 million, are mostly due from Retevision (Lire 88,164 million), Telecom Argentina (Lire 57,321 million) and Golden Lines (Lire 48,883 million); other receivables total Lire 345 million.

Accounts receivable from parent companies *Lire 2,339 million*

Accounts receivable from parent companies refer to the amounts due from the parent company Olivetti, of which Lire 2,205 million refers to trade receivables.

Other receivables *Lire 3,634,882 million*

Government and other public entities for grants and subsidies Lire 2,450 million
These consist of the receivable from the Ministry of Industry, Commerce and Handicrafts for grants to defray the costs incurred for the realization of the telecommunications installations in Southern Italy.

Deferred tax assets Lire 939,489 million
These are shown net of the reserve for deferred taxes (Lire 1,111,127 million). The main items which gave rise to deferred tax assets are the writedown of receivables and software and the reserve for risks; those which generated deferred tax liabilities are gains and

capital grants. Both the reserve for "deferred tax liabilities" and "deferred tax assets" include tax credits on dividends accrued.
At December 31, 2000, about Lire 435,000 million of deferred tax assets have not been recorded since future recovery is not reasonably assured.

The balance of deferred tax assets and liabilities is made up as follows:

	Due at December 31, 2000				Due at December 31, 1999			
	Within 1 year	From 2 to 5 years	Beyond 5 years	Total	Within 1 year	From 2 to 5 years	Beyond 5 years	Total
Deferred tax assets	1,766,937	283,679	=	2,050,616	1,373,688	541,039	40,120	1,954,847
Reserve for deferred taxes	(1,097,710)	(13,417)	=	(1,111,127)	(1,185,878)	(383,366)	(40,120)	(1,609,364)
Net balance	669,227	270,262	=	939,489	187,810	157,673	=	345,483

The increase in net deferred tax assets at December 31, 2000 is mainly due to lower deferred tax liabilities following the reclassification of the "Reserve for accelerated depreciation", pursuant to art. 14 of Law No. 342/2000.

Other receivables Lire 2,692,943 million
These increased by Lire 1,943,267 million compared to December 31, 1999 and can be analyzed as follows:

(in millions of lire)	12/31/2000	12/31/1999
• receivables from Tax Administration	83,196	46,079
• receivables relating to personnel	156,581	142,600
• transaction for the loan of securities	1,679,977	=
• amounts paid by customers and in transit with the banking and postal banking system	278,140	340,064
• other items	495,049	220,933
Total	2,692,943	749,676

The contra-entry to the transaction for the loan of securities described under "Investments" can be found in "Other liabilities".

1985

Short-term financial assets — ***Lire 642,608 million***

(Lire 119,207 million at December 31, 1999)

These increased by Lire 523,401 million compared to December 31, 1999 and the composition and changes during the year are shown in the following table:

	12/31/1999	Changes during the year				12/31/2000
(in millions of lire)		Acquisition	Sales/ Reimburse-ments	Writedowns/ Reinstate-ments	Total	
Equity investments in subsidiaries	108,813	1,119,153	(428,654)	(166,670)	523,829	632,642
Equity investments in affiliated companies	=	139,199	(139,199)	=	=	=
Other equity investments	10,394	76,511	(23,224)	(53,715)	(428)	9,966
Other securities	=	156,308	(156,308)	=	=	=
Total	119,207	1,491,171	(747,385)	(220,385)	523,401	642,608

These refer to listed shares acquired both in trading transactions and in the form of dividends "in kind" distributed by some venture capital companies (Accel, Media Technology Venture).

The net gains realized on the sales of shares in subsidiaries and other companies, totaling Lire 63,723 million, refer mainly to TIM (Lire 47,946 million); the losses, on the other hand, amount to Lire 746 million and refer to Sirti (Lire 424 million) and Agil Software (Lire 322 million).
Further details are given in Annex 11.

Liquid assets — ***Lire 210,952 million***

(Lire 140,452 million at December 31, 1999)

Liquid assets increased by Lire 70,500 million compared to December 31, 1999 and include the following:

(in millions of lire)	12/31/2000	12/31/1999
Bank and postal accounts	210,320	139,521
Checks	9	1
Cash and valuables on hand	623	930
Total	210,952	140,452

1986

Accrued income and prepaid expenses — ***Lire 1,634,353 million***
(Lire 49,479 million at December 31, 1999)

These increased by Lire 1,584,874 million compared to December 31, 1999 and include the following:

(in millions of lire)	12/31/.2000	12/31/1999
Issue discounts and similar charges	2,411	3,584
Accrued income		
• financial income	33,737	30,506
	33,737	30,506
Other prepaid expenses		
• production costs	104,644	15,183
• financial expenses	39,623	206
• other	1,453,938	=
	1,598,205	15,389
Accrued income and other prepaid expenses	1,631,942	45,895
Total	1,634,353	49,479

Issue discounts and similar charges — *Lire 2,411 million*

These decreased by Lire 1,173 million compared to December 31, 1999 due to the amounts charged to the statement of income for the portion attributable to the current year.
Issue discounts and similar charges are made up by the expenses incurred to obtain loans.

Accrued income and other prepaid expenses — *Lire 1,631,942 million*

These increased by Lire 1,586,047 million compared to December 31, 1999.
Accrued income includes the interest expense (Lire 12,301 million) subsidized until 1991 by the government under Law No. 67/1988, equivalent to three percentage points of the cost of the loans which replaced those assigned to the Company through Cassa Depositi e Prestiti under Law No. 887/1984.
Prepaid expenses are mainly related to building rents (Lire 95,427 million), financial expenses (Lire 39,623 million) pertaining to amounts already accrued or paid, but attributable to future years, expenses relating to the deferral of the put option on the Seat shares (Lire 1,453,938 million), to which reference should be made to "Purchases and sales commitments" in the memorandum accounts.

A breakdown of receivables and accrued income by maturity and type is given in Annex 12.

LIABILITIES AND STOCKHOLDERS' EQUITY

Stockholders' equity — ***Lire 36,235,335 million***
(Lire 35,577,763 million at December 31, 1999)

The table below shows the changes that occurred during the year:

(in millions of lire)	12/31/1999	Change during the year				12/31/2000
		Appropriation of 1999 net income	Other changes	Net income	Total	
Share capital	7,426,157	=	=	=	=	7,426,157
Additional paid-in capital	3,490,922	=	=	=	=	3,490,922
Reserves for inflation adjustments under						
• Law No. 72 of 3/19/1983	4,805,725	=	(481)	=	(481)	4,805,244
• Law No. 413 of 12/30/1991	908,093	=	(90)	=	(90)	908,003
Legal reserve	762,267	252,518	=	=	252,518	1,014,785
Reserve for treasury stock	=	=	1,280,571	=	1,280,571	1,280,571
Other reserves:						
• reserve for accelerated depreciation	1,487,794	298,828	(1,786,622)	=	(1,487,794)	=
• reserve Law No. 342 of 11/21/2000, art. 14	=	=	1,720,299	=	1,720,299	1,720,299
• special reserve	3,627,806	=	(1,220,299)	=	(1,220,299)	2,407,507
• reserve for capital grants	852,913	=	31,221	=	31,221	884,134
• miscellaneous reserves	7,165,723	=	177,728	=	177,728	7,343,451
Net income	5,050,363	(551,346)	(4,499,017)	4,954,262	(96,101)	4,954,262
Total stockholders' equity	35,577,763	=	(4,296,690)	4,954,262	657,572	36,235,335

Share capital — *Lire 7,426,157 million*

Share capital has remained unchanged compared to December 31, 1999 and consists of 5,260,037,131 ordinary shares and 2,166,120,095 savings shares of par value Lire 1,000 each.

Reserve for inflation adjustments under Law No. 72 of 3/19/1983 — *Lire 4,805,244 million*

This reserve decreased by Lire 481 million compared to December 31, 1999, following the partial spin-off of No. 3,348,922 Tin.it ordinary shares by Telecom Italia to Seat Pagine Gialle, as voted by the extraordinary stockholders' meeting on August 10, 2000.

Reserve for inflation adjustments under Law No. 413 of 12/30/1991 — *Lire 908,003 million*

This reserve decreased by Lire 90 million compared to December 31, 1999, due to the aforementioned partial spin-off to Seat Pagine Gialle.

1988

Reserve for treasury stock *Lire 1,280,571 million*

This reserve has been set up in respect of the tender offer for treasury savings shares and subsequent buy-backs, to which reference should be made under the specific caption in assets. The amount was transferred from the "special reserve".

Reserve for accelerated depreciation =

This reserve shows a nil balance due to the following:
- increase as a result of the appropriation of 1999 profit (Lire 298,828 million);
- reclassification of Lire 1,720,299 million to the recently formed "Reserve Law No. 342 of November 21, 2000, art. 14, to which reference should be made;
- reclassification of Lire 66,323 million to the "special reserve" for fixed assets disposed of or retired during 2000.

Reserve Law No. 342 of November 21, 2000, art. 14 *Lire 1,720,299 million*

This reserve was set up by reclassifying part of the "Reserve for accelerated depreciation" pertaining to the fixed assets still in use at the end of 2000. Pursuant to the provision under which the new reserve was set up, it became possible to bring the tax deductible costs of these same fixed assets into line with those carried in the financial statements (which do not take into account accelerated depreciation taken only for tax purposes) through the payment of a substitute equalization tax equal to 19% of the reclassified amount. Tax treatment of this reserve is regulated by DM No. 162 of April 13, 2001, art. 10.

Special reserve *Lire 2,407,507 million*

The special reserve shows a decrease of Lire 1,220,299 million compared to December 31, 1999. The reduction represents the difference between the reclassification from the "Reserve for accelerated depreciation", the transfers to the "Reserve for treasury stock" and the utilization of Lire 6,051 million to round off the special dividend for 1999 to the highest lire, as voted by the ordinary stockholders' meeting of July 3, 2000. In fact, at that date, dividends on the treasury stock held by the Company were uniformly redistributed over all the other shares.

Reserve for capital grants *Lire 884,134 million*

The reserve for capital grants increased by Lire 31,221 million compared to December 31, 1999. The increase represents the difference between the transfer of a portion of the capital grants received up to December 31, 1992, equal to Lire 31,306 million, which became available during 2000 as a result of the depreciation of the assets to which the grants refer and the transfer of Lire 85 million following the partial spin-off in favor of Seat Pagine Gialle.

Other reserves *Lire 7,343,451 million*

Other reserves increased by Lire 177,728 million, compared to December 31, 1999, due to the surplus arising the total spin-off of Stet International through the transfer of all the

assets and liabilities to the beneficiary companies Telecom Italia and TIM, as voted by the extraordinary stockholders' meeting of October 20, 2000; the amount (Lire 181,457 million), in fact, derives from the difference between the accounting value of the assets and liabilities transferred to Telecom Italia and the cancellation of the investment in Stet International. The same amount was partly offset by the effect of the partial spin-off to Seat Pagine Gialle.

Current plans do not include any transactions affecting equity reserves in abeyance of taxes which would be subject to taxation under current laws.

Reserves for risks and charges ***Lire 1,711,092 million***
(Lire 1,242,208 million at December 31, 1999)

These increased by Lire 468,884 million compared to December 31, 1999. The composition and changes in these reserves are described as follows:

	12/31/1999	Changes during the year					12/31/2000
(in millions of lire)		Provisions	Utilizations	Released to income	Reclassi-fication/ Other	Total	
Reserve for taxes	254,498	1,076,796	(1,351,498)	(971)	294,650	18,977	273,475
For taxes	254,498	24,419	(4,471)	(971)	=	18,977	273,475
For deferred taxes	=	1,052,377	(1,347,027)	=	294,650	=	=
Other reserves	987,710	693,415	(180,982)	=	(62,526)	449,907	1,437,617
Reserve for litigation	257,694	17,183	(12,806)	=	120	4,497	262,191
Reserve for capital grants	284,653	=	=	=	(31,306)	(31,306)	253,347
Reserve for losses of subsidiaries and affiliates	49,438	31,245	(51,458)	=	=	(20,213)	29,225
Reserve for corporate restructuring	=	294,523	=	=	=	294,523	294,523
Reserve for contractual risks and other risks	395,925	350,464	(116,718)	=	(31,340)	202,406	598,331
Total	1,242,208	1,770,211	(1,532,480)	(971)	232,124	468,884	1,711,092

Reserve for taxes *Lire 273,475 million*

The reserve for taxes increased by Lire 18,977 million compared to December 31, 1999 and entirely refers to income taxes and other duties and taxes.
The reserve for deferred taxes shows a nil balance attributable to the set-off with deferred tax assets.

Other reserves *Lire 1,437,617 million*

These increased by Lire 449,907 million, compared to December 31, 1999 and include the following reserves:

- reserve for litigation (Lire 262,191 million): this includes prudent provisions – charged to various items of the statement of income – for probable expenses in connection with personnel disputes and litigation with third parties which had not yet been settled at the end of the year. The provisions (Lire 17,183 million) are related to litigation with third parties and the utilizations refer to disputes with personnel (Lire 6,641 million), social security institutions (Lire 60 million) and others (Lire 6,105 million);

- reserve for capital grants (Lire 253,347 million): this includes the unavailable portion of capital grants received up to December 31, 1992 recorded herein solely for purposes of taking advantage of the tax benefits. Utilizations during the year (Lire 31,306 million) stem from the transfer to stockholders' equity of the portion of the capital grants which became available;
- reserve for losses of subsidiaries and affiliates (Lire 29,225 million): this includes the provisions to account for the losses in excess of the carrying value of some investments, in particular, Iridium Italia (Lire 8,541 million) and Trainet (Lire 5,594 million). Utilizations of Lire 51,458 million refer almost entirely to the coverage of the losses of the companies Iridium Italia (Lire 20,359 million) and Edotel (Lire 11,629 million);
- reserve for corporate restructuring (Lire 294,523 million): this includes the provision made during the year subsequent to the operating agreements reached in July with the unions concerning cutbacks and layoffs under unemployment compensation plans;
- reserve for contractual risks and other risks (Lire 598,331 million): this mainly includes the provisions recorded in the previous years for risks relating to the former Iraq construction contracts (Lire 120,000 million), as well as those made in 2000 for probable charges stemming from the settlement of trade and sundry positions (Lire 350,464 million), of which Lire 241,500 million are connected to the disposals of the investments and the contribution of the business segment "Grandi Immobili" and Lire 81,807 million for disputes of a regulatory nature. Utilizations (Lire 116,718 million) mainly refer to payments made as a consequence of the definition of the 1999 interconnecting rates by the Regulatory Authority (February 15, 2000).

Reserve for employee termination indemnities ***Lire 1,996,825 million***
(Lire 2,163,171 million at December 31, 1999)

This item decreased by Lire 166,346 million compared to December 31, 1999. The following changes took place in the account:

(in millions of lire)

Balance at December 31, 1999	**2,163,171**
Changes during the year:	
- Provisions charged to income for amounts to fund employee termination indemnities accrued in favor of employees during the year plus the fixed and variable cost-of-living adjustments required under Law No. 297/1982	332,906
- Utilizations for:	
• Indemnities paid to employees who took retirement or resigned during the year	(346,289)
• Advances under Law No. 297/1982	(31,067)
• Advances under agreements with labor unions regarding layoffs under unemployment compensation plans	(45,484)
- Amounts transferred to/from subsidiaries and other changes	(76,412)
Balance at December 31, 2000	**1,996,825**

1991

Liabilities ***Lire 51,162,196 million***

(Lire 34,457,494 million at December 31, 1999)

A breakdown of liabilities and accrued expenses pursuant to Article 2427, Section 6, of the Italian Civil Code, is given in Annex 13.
Liabilities, which increased by Lire 16,704,702 million compared to December 31, 1999, include the following:

			12/31/2000			12/31/1999
(in millions of lire)	Financial accounts payable	Trade accounts payable and miscellaneous payables	Total	Financial accounts payable	Trade accounts payable and miscellaneous payables	Total
Debentures	281,642	=	281,642	824,914	=	824,914
Due to banks	24,727,109	=	24,727,109	12,422,073	=	12,422,073
Due to other lenders	1,275,967	=	1,275,967	1,609,805	=	1,609,805
Advances	=	2,281	2,281	=	1,862	1,862
Trade accounts payable	=	5,485,150	5,485,150	=	6,187,988	6,187,988
Accounts payable to subsidiaries	7,739,320	2,267,243	10,006,563	3,343,202	2,835,348	6,178,550
Accounts payable to affiliated companies	260,531	845,552	1,106,183	6,426	369,617	376,043
Accounts payable to parent companies	=	2,529	2,529	=	4,568	4,568
Taxes payable	=	956,726	956,726	=	928,685	928,685
Contributions to pension and social security institutions	=	1,656,923	1,656,923	=	1,709,281	1,709,281
Other liabilities	2,313,161	3,348,062	5,661,223	41,738	4,171,987	4,213,725
Total	36,597,730	14,564,466	51,162,196	18,248,158	16,209,336	34,457,494

Debentures *Lire 281,642 million*

Debentures decreased by Lire 543,272 million compared to December 31, 1999.
They include the 1992/2010 debenture issue, passed by resolution of the extraordinary stockholders' meeting of SIP (then Telecom Italia) on April 30, 1992, reserved for employees in service and retired for a maximum amount of Lire 1,000,000 million. The maximum period of the debentures extends to July 1, 2010, although the Company has the option of redeeming the debentures before maturity, by resolution of the Board of Directors. Outstanding debentures owned by employees total No. 5,632,832, with a face value of Lire 50,000 each.
The semi-annual nominal interest rate is variable (1.69% for the December 31, 2000 coupon) and payment is made on January 1 and July 1 of each year.

Due to banks *Lire 24,727,109 million*

These increased by Lire 12,305,036 million compared to December 31, 1999.
They comprise medium/long-term debt totaling Lire 6,089,197 million (Lire 7,592,885 million at December 31, 1999) – of which Lire 96,000 million is secured by collateral – and short-term borrowings totaling Lire 18,637,912 million (Lire 4,829,188 million at December 31, 1999). Of the latter amount, Lire 6,413,519 million refer to loans taken out to cover temporary liquidity requirements, Lire 11,572,080 million for credit facilities, mainly to finance the purchase of Seat shares from Huit II and through the public offers of purchase and Lire 652,313 million of bank overdrafts.

1992

The changes in medium/long-term debt are as follows (in millions of lire):

– new loans	=
– loan repayments	1,508,372
– increase to adjust debt in foreign currency	4,684

Medium/long-term loans will be repaid under the following loan amortization plans:

Year	(in millions of lire)
2001	1,074,487
2002	1,584,027
2003	2,204,341
2004	723,097
2005	349,895
2006 and after	153,350
Total	6,089,197

Corresponding nominal interest rates at December 31, 2000 are shown below:

	(in millions of lire)
Up to 2.5%	1,154,034
From 2.5% to 5%	3,443,325
From 5% to 7.5%	938,124
From 7.5% to 10%	553,714
Total	6,089,197

The largest amount of gross debt falls within the range of rates up to 5% and includes loans made by various institutions to replace those by Cassa Depositi e Prestiti (pursuant to Law No. 887/1984), with 3% interest subsidies paid by the Treasury Ministry (pursuant to Law No. 67/1988), plus part of the loans made with EIB funds.
Foreign currency loans amount to Lire 1,946,291 million (Lire 1,395,645 million at December 31, 1999) and are detailed in the following table:

	Currency (in millions)		Millions of lire	
	12/31/2000	12/31/1999	12/31/2000	12/31/1999
USD	420	150	950,382	288,240
Euro-zone currencies	120	167	231,565	322,914
GBP	252	258	755,590	774,632
JPY	880	992	8,754	9,859
Total			1,946,291	1,395,645

At December 31, 2000, unused credit lines total Lire 10,377,094 million.

Due to other lenders — *Lire 1,275,967 million*

These decreased by Lire 333,838 million compared to December 31, 1999.

They consist of medium/long-term loans mainly made by Cassa Depositi e Prestiti (Lire 888,023 million) and amounts due to Iri (Lire 384,522 million).
Such medium/long-term loans will be repaid as follows:

Year	(in millions of lire)
2001	398,389
2002	261,326
2003	198,094
2004	140,765
2005	74,560
2006 and after	202,833
Total	1,275,967

Corresponding nominal interest rates at December 31, 2000 are shown below:

	(in millions of lire)
Up to 2.5%	3,422
From 5% to 7.5%	974,159
From 7.5% to 10%	298,386
Total	1,275,967

Trade accounts payable *Lire 5,485,150 million*

These decreased by Lire 702,838 million compared to December 31, 1999, mainly as a result of lower investments in installations, and include amounts assigned by some suppliers to credit institutions, factoring companies, etc.. They also comprise payables to other TLC carriers amounting to Lire 1,119,070 million, of which Lire 428,601 million are due to foreign correspondents, Lire 311,587 million to wireline telecommunications carriers and Lire 378,882 million to mobile telecommunications operators.

1994

Accounts payable to subsidiaries *Lire 10,006,563 million*

These increased by Lire 3,828,013 million compared to December 31, 1999.
They consist of financial payables, trade accounts payable and other payables. Financial payables (Lire 7,739,320 million) refer to current account transactions negotiated at market rates for cash management purposes and can be analyzed as follows:

(in millions of lire)	12/31/2000	12/31/1999
Financial payables to subsidiaries		
Atesia	18,989	2,556
Banksiel	53,285	38,019
Bisiel	=	73
Carisiel	2,762	2,106
Consorzio Gruppo Stet per Italia '90 (in liquidation)	12	14
Consorzio Itinera (in liquidation)	=	270
Consorzio Promotore ISDN (in liquidation)	=	411
Dmr Consiel	=	1,520
Edotel (formerly Sidac)	123	=
Emsa	22,758	=
Ic Soft (in liquidation)	120	20
IMMSI	13,107	=
Iridium Italia	16,098	=
Italtel	=	248,132
Krenesiel	580	487
Meie	=	423
Meie Vita	=	262
Netikos	4,988	=
Path.Net	10,721	14,582
Saiat	586,116	=
Scuola Superiore Guglielmo Reiss Romoli	499	5,111
Seat Pagine Gialle	1,520,000	=
Sibisiel	2,151	46
Sirti	=	65,340
Softe	2,667	=
Sogei	=	12,706
TE.SS. (formerly Teleporti)	=	1,279
Tele Sistemi Ferroviari	45,667	18,292
Telsy	10,231	781
TIM	5,408,023	2,929,503
Tmi-Telemedia International Italia	180	=
Tmi-Telemedia International Ltd	12,297	=
Trainet	7,946	1,269
Total	7,739,320	3,343,202

Trade accounts payable (Lire 2,133,672 million) mainly refer to payables to TIM (Lire 782,629 million), Telesoft (Lire 549,908 million), Telespazio (Lire 154,923 million) and TMI - Telemedia International Italia (Lire 137,245 million).
Other payables (Lire 133,571 million) primarily refer to capital contributions paid to the company Path.Net (Lire 34,997 million) and amounts owed in connection with the Group's VAT settlement system.

Accounts payable to affiliated companies *Lire 1,106,083 million*

These increased by Lire 730,040 million, compared to December 31, 1999.
They refer to financial payables, trade accounts payable and other payables. Financial payables (Lire 260,531 million) refer to current account transactions negotiated at market rates for cash management purposes and can be analyzed as follows:

(in millions of lire)	12/31/2000	12/31/1999
Financial payables to affiliated companies		
Consorzio Telcal	30	=
IM.SER	156,259	=
Datasiel	=	90
Italdata	5,052	550
Italtel	38,287	=
Labia Service	=	10
Seat Pagine Gialle	=	120
Siemens Informatica	2,378	3,427
Stream	90	2,229
Teleleasing	1,270	=
Webegg	57,165	=
Total	260,531	6,426

Trade accounts payable (Lire 1,149,397 million) mainly refer to payables to Italtel (Lire 515,745 million).
Other payables (Lire 10,680 million) refer to the liability for capital contributions, mainly Fintech (Lire 10,500 million).

Accounts payable to parent companies *Lire 2,529 million*

These refer to trade accounts payable to the parent company Olivetti.

Taxes payable *Lire 956,726 million*

These increased by Lire 28,041 million, compared to December 31, 1999 and mainly refer to:
- the payable to the Italian Treasury for withholding taxes of Lire 158,926 million (Lire 167,312 million at December 31, 1999);
- the VAT liability totaling Lire 377,980 million (Lire 288,067 million at December 31, 1999);
- the income tax liability for the year, net of advances paid and dividend tax credits, of Lire 343,630 million (Lire 455,764 million at December 31, 1999). The decrease compared to the prior year is attributable to the reduction in current income taxes and higher advances paid during 2000. The liability at December 31, 2000 includes the taxes due on the portion of income which could possibly be set aside in the "Reserve for accelerated depreciation" when the financial statements are approved by the stockholders' meeting; in this case, these same taxes will be reclassified to the "Reserve for deferred taxes".

1996

Contributions to pension and social security institutions *Lire 1,656,923 million*

These decreased by Lire 52,358 million compared to December 31, 1999 and include amounts owed to social security and health institutions with regard to personnel. These specifically include Lire 1,366,403 million payable to INPS for charges, pursuant to Law No. 58/92 (see related accounting policy) and relating to the merged company Iritel, estimated by the special Ministerial Commission in relation to the valuation of assets contributed to Iritel by the Post and Telecommunications Administration.

Other liabilities *Lire 5,661,223 million*

These increased by Lire 1,447,498 million compared to December 31, 1999.
They include, in particular, liabilities for the:

- payable to customers totaling Lire 2,032,136 million (Lire 2,363,402 million at December 31, 1999), including deposits by subscribers against telephone conversations, pre-billed basic charges (essentially monthly charges for January and February 2001) and the unused portions of prepaid magnetic telephone cards;
- payable to employees amounting to Lire 1,207,581 million (Lire 732,295 million at December 31, 1999) for 2000 payrolls paid in 2001;
- payable for the TLC license fee totaling Lire 637,741 million (Lire 803,056 million at December 31,1999);
- transactions for the loan of Seat Pagine Gialle ordinary and savings shares (Lire 1,679,977 million); these transactions are described under "Investments" in long-term investments, with a contra-entry to "Other receivables".

Accrued expenses and deferred income ***Lire 989,699 million***
(Lire 926,229 million at December 31, 1999)

These increased by Lire 63,470 million compared to December 31, 1999 and include the following:

(in millions of lire)	12/31/2000	12/31/1999
Accrued expenses		
• production costs	5,410	6,232
• financial expense	202,265	141,443
	207,675	147,675
Deferred income		
• capital grants (unavailable portion)	283,763	329,049
• production value	492,003	443,911
• financial income	6,258	5,594
	782,024	778,554
Total	989,699	926,229

Accrued expenses particularly refer to leasing installments (Lire 5,334 million) and financial items (Lire 202,265 million). Deferred income mainly includes pre-billed basic charges and rentals of telephone equipment (Lire 283,940 million), the unavailable portion of capital grants received after December 31, 1992, and financial items mainly connected to loans to employees.

MEMORANDUM ACCOUNTS

Memorandum accounts totaled Lire 15,419,809 million and can be analyzed as follows:

Guarantees provided ***Lire 8,635,255 million***

Guarantees provided consist of sureties, including Lire 5,444,146 million on behalf of subsidiaries – mainly on financial transactions and debentures issued by Softe, other medium/long-term financial transactions and supply contracts – and Lire 4,279,847 million on behalf of affiliated companies and others in connection with medium/long-term financial transactions, supply contracts and guarantees on bids to acquire mobile licenses abroad.
The sureties are net of counter-guarantees received by Telecom Italia (Lire 1,088,738 million).

Purchases and sales commitments ***Lire 6,767,141 million***

This item consists almost entirely of purchases commitments (Lire 6,718,734 million) and the commitments regarding the sale of call options on the listed securities in portfolio (Lire 48,407 million).
In particular, the purchases commitments refer to the put option on the Seat Pagine Gialle shares already held by Huit II (Lire 5,780,278 million), described below, future lease installments plus the buyout amounts of the assets leased (Lire 857,472 million), the five-year commitment for the Lire 60,000 million contribution to the "Interaction Design Institute" association of Ivrea.

Put option on Seat shares

Under the contract stipulated on March 15, 2000 (as subsequently amended and integrated), Telecom Italia gave Huit II a put option with on No. 710,777,200 Seat Pagine Gialle shares at a strike price of Euros 4.2. The contract provided for the exercise of such option after the deed of merger between Seat and Tin.it was recorded in the Companies Register.
Huit II later transferred the put option to Chase Equity Limited (CEL), together with the ownership of the corresponding Seat shares. On December 4, 2000, CEL renegotiated the contract with Telecom Italia, extending the period to five years, with the possibility of an early exercise of the option in April and May 2003, 2004 and 2005. The time extension made it possible to defer the financial impact.
Stet International Netherlands then purchased from CEL, through the Liberator Ltd. trust, a call option on No. 660,777,200 Seat shares with the same expiry date and strike price as the put option, paying a total premium of Euros 747,016,226 (Lire 1,446,425 million). For the purpose of transferring the effects of this latter transaction to Telecom Italia, a call option was stipulated, with the same features, between Telecom Italia and Stet International Netherlands. The implicit rate of interest was 6.2%. .
At December 31, 2000, the market price of Seat ordinary shares is significantly lower than the strike price; Telecom Italia, however, intends to record the equivalent value of these same shares in "Investments" under long-term investments at the conclusion of the above transactions.

1998

Other memorandum accounts **_Lire 17,413 million_**

These mainly refer to assets of third parties on loan, on deposit for safekeeping or for similar purposes (Lire 12,978 million), the licensing agreement (Lire 2,397 million) for the Great Jubilee 2000, equal to the minimum guaranteed amount not yet been covered by the marketing of telephone cards which bear a "Joint Logo" with the Great Jubilee 2000 Committee which ended in January 2001.

* * *

The Company issued weak letters of patronage totaling Lire 2,350,823 million chiefly on behalf of subsidiaries and affiliated companies to guarantee insurance polices, lines of credit and overdraft arrangements.
Assets of third parties on loan, on deposit for safekeeping or for similar purposes amounted to Lire 619,845 million and consist mainly of equipment leased to customers.
Guarantees provided by others for Company obligations, which consist primarily of sureties to guarantee the performance of non-financial contractual obligations, totaled Lire 521,493 million.
The stock of employees and private stockholders deposited at December 31, 2000 with Telecom Italia, and hence subdeposited with Monte Titoli S.p.A., equal Lire 419,156 million.
The bonds set aside for subscription by employees are equal to Lire 718,358 million.
In accordance with Article 2503 of the Italian Civil Law, two deposits has been constituted at Mediobanca, in order to allow an early draw up of the partial demerger of Telecom Italia in favour of Seat Pagine Gialle and of the full demerger of Stet International in favour of Telecom Italia and TIM. A pool of banks has guaranteed the cash necessary for the deposits; the amounts are equal to Lire 3,917,459 million and Lire 2,752,976 million, respectively, and the maturities are January 4, 2001 and January 24, 2001, respectively.

Financial derivatives

Derivatives refer to cross currency and interest rate swaps (to convert pound sterling loans into euros) and interest rate swaps (to convert variable rate loans into fixed rate loans and convert debt linked to domestic parameters to the 6-month Euribor rate).
The following table gives a description of the financial derivative contracts outstanding at December 31, 2000 to hedge to medium/long-term debt positions.

(in billions of lire)	Notional amount/ Capital exchanged at 12/31/2000	Market value of derivatives at 12/31/2000 (a)	Market value of underlying debt positions at 12/31/2000 (b)	Market value of debt including related derivatives at 12/31/2000 (c = b – a)
Interest rate swap	3,287	38	3,280	3,242
Cross currency and interest rate swaps	756	37	784	747

1999

In particular, the market value of interest rate swaps and cross currency and interest rate swaps reflects the difference between the fixed rate paid by the Company and the market interest rate for maturities having the same remaining life as the swaps. The cross currency and interest rate swaps also reflect the difference between the forward euro/pound sterling exchange rate at the closing of the swap and the same market rate at December 31, 2000.
To determine the market value of the above financial derivatives, the Company uses adequate pricing models.

The following table indicates the notional amount and the average interest rate to be paid/received by maturity for interest rate swaps.

	Maturity					
	2001	2002	2003	2004	2005	2006
Interest rate swap						
Fixed pay rate,						
variable receive rate:						
• notional amount						
(billions of lire)	129	300	1.100	46	58	=
• weighted average pay rate	3.80%	4.65%	3.92%	4.24%	4.71%	=
• received parameter	Libor	Libor	Libor	Libor	Libor	=
	3-mo	3-mo	3-mo	3-mo	3-mo	
	Euro	Euro	Euro	Euro	Euro	
Variable pay rate,						
variable receive rate:						
• notional amount						
(billions of lire)	=	=	=	591	780	283
• paid parameter	=	=	=	Euribor	Euribor	Euribor
				6-mo	6-mo	6-mo
• received parameter	=	=	=	Rolint	Rolint	Rolint
					Rendint	Rendint
					Rendibot	Rendibot
					Robot	Robot

Derivative contracts (interest rate swaps) stipulated to hedge interest rate exposure on short-term loans are equal to Lire 69,073 million.

2000

STATEMENTS OF INCOME

Production value **Lire 34,386,209 million**
(Lire 36,616,775 million in 1999)

Production value, which decreased by Lire 2,230,566 million compared to 1999, includes the following:

Sales and service revenues *Lire 33,723,158 million*

Sales and service revenues decreased by Lire 2,133,006 million (-5.9%) compared to 1999. A breakdown of sales and service revenues by type of business and geographical region, as required under Article 2427, Section 10 of the Italian Civil Code, is given below:

Breakdown of "sales and service revenues" by type of business

(in millions of lire)	2000	1999	Change
Sales:			
- telephone products	677,454	1,008,453	(330,999)
- other goods	9,902	12,132	(2,230)
	687,356	1,020,585	(333,229)
Services:			
- Traffic (*)	18,333,337	21,288,013	(2,954,676)
- Basic charges (of which):	12,947,021	11,784,632	1,162,389
• lines leased to TLC operators	1,577,436	1,246,483	330,953
- Activation fees	461,831	419,343	42,488
- Consulting and co-ordination fees	307,163	240,617	66,546
- Miscellaneous services and other revenues	986,450	1,102,974	(116,524)
	33,035,802	34,835,579	(1,799,777)
Total	33,723,158	35,856,164	(2,133,006)

(*) of which:

(in millions of lire)	2000	1999	Change
• Traffic by Telecom Italia customers:			
- domestic	13,173,538	16,178,677	(3,005,139)
- outgoing non-domestic	1,361,357	1,637,120	(275,763)
- special services and other	860,846	1,055,161	(194,315)
	15,395,741	18,870,958	(3,475,217)
• Traffic by other operators			
- domestic	1,555,566	1,036,136	519,430
- foreign correspondents	1,382,030	1,380,919	1,111
	2,937,596	2,417,055	520,541

2001

Breakdown of "sales and service revenues" by geographical region

(in millions of lire)	International revenues (incoming services)	Italian revenues (outgoing services)	Total
EUROPE	840,253	1,120,175	1,960,428
OTHER AREAS	549,271	768,316	1,317,587
	1,389,524	1,888,491	3,278,015
ITALY			30,445,143
Total			33,723,158

Note that, as stated in the summary of accounting policies, revenues are shown gross of Lire 6,098,813 million due to other carriers (Lire 6,320,978 million in 1999).

- Sales revenues Lire 687,356 million

Sales revenues, which decreased by Lire 333,229 million (-32.7%) compared to 1999, mainly derive from the sales of telephone and telematic products (special internal installations, facsimile machines, data transmission equipment and accessories). The reduction is attributable to the fact that in the second half of 2000, for some customers, the Company only plans the telecommunications systems, leaving manufacturers with the responsibility for the direct sale of the equipment.

- Service revenues Lire 33,035,802 million

Service revenues, which decreased by Lire 1,799,777 million (-5.2%) compared to 1999, are mostly composed of "traffic revenues" and are shown gross of the amount due to other carriers. Service revenues fell primarily as a result of a decrease in traffic in terms of amount (-13.9%), notwithstanding the increase of 27.3% in terms of minutes (+Lire 2,272,904 million in terms of revenues); the average return on traffic, in fact, was Lire 71 per minute compared to Lire 111 in the prior year (-35.8% or -Lire 5,005,454 million in terms of revenues). Service revenues were negatively affected by the reduction, beginning August 1, 1999, in long-distance and international rates, the discount policies aimed at customer retention, the effect of replacing out-of-district rates with the less remunerative online rates and the application of new interconnecting rates for traffic to and from mobile phones. These phenomena were partly compensated by the increase in basic subscription charges (+9.9%) following the August 1, 2000 rate changes, the development of data connections and the growing demand for interconnecting services with the Telecom Italia network by other operators.
The reduction in revenues was also affected, for Lire 211,866 million, by the contribution to Tin.it of the businesses for placing advertising and selling the official "White Pages" telephony directory, as part of the Seat - Tin.it merger.

Changes in inventory of contract work in process *Lire 15,553 million*

Changes in inventory of contract work in process represent the difference between the increase in work in progress and the decrease as a result of completed contracts.

Increases in capitalized internal construction costs *Lire 22,006 million*

Increases in capitalized internal construction costs decreased by Lire 4,465 million (-16.9%) compared to 1999.
This item includes only capitalized personnel costs.

2002

Other revenues and income *Lire 625,492 million*

Other revenues and income, which decreased by Lire 128,863 million (-17.1%) compared to 1999, include the following:

Operating grants Lire 1,010 million

Operating grants decreased by Lire 1,627 million compared to 1999 and refer to grants made by the European Community to cover the costs of personnel training programs and the introduction of technological innovation.

Other Lire 624,482 million

Such item, which decreased by Lire 127,236 million compared to 1999, also includes revenues from services provided to Group companies (mainly TIM) under special contracts. A breakdown of this item is given below:

(in millions of lire)	2000	1999	Change
• Gains on disposal of production assets	3,155	29,202	(26,047)
• Refunds for costs of employees on loan, mainly at Group companies	60,616	72,348	(11,732)
• Refunds for damage by outsiders and customers	30,764	30,915	(151)
• Income from real estate investments	21,370	15,745	5,625
• Capital grants recorded in income	78,504	74,879	3,625
• Revenues from outsourcing services provided to Group companies	68,135	77,074	(8,939)
• Late payment fees	149,344	227,382	(78,038)
• Indemnification, reimbursements and recoveries and other miscellaneous income	212,594	224,173	(11,579)
Total	624,482	751,718	(127,236)

Production cost ***Lire 27,425,577 million***

(Lire 29,521,186 million in 1999)

Production cost, which decreased by Lire 2,095,609 million compared to 1999, includes the items below:

Raw materials, supplies and merchandise *Lire 783,387 million*

These decreased by Lire 390,781 million (-33.3%) compared to 1999 mainly due to lower costs of sale for products (-Lire 253,025 million) since, beginning from the second half of 2000, as mentioned under the comments for "sales revenues", for some customers, the Company only plans the telecommunications systems, leaving manufacturers with the costs of supplying the equipment.

This item refers mainly to the expenses for the sales of telecommunications products and systems, supplies of materials and other goods purchased for operating purposes.

2003

Services *Lire 11,028,534 million*

Service expenses, which decreased by Lire 542,792 million (-4.7%) compared to 1999, mainly include the operating costs for the TLC network, buildings and information systems, operating costs, as well as costs pertaining to training, studies and research and technical consulting services. Services include the following:

(in millions of lire)	2000	1999	Change
Direct service costs	1,399,847	1,570,113	(170,266)
Operating costs	2,041,786	2,312,225	(270,439)
Marketing costs	1,220,892	1,047,637	173,255
Know-how development costs	267,196	320,373	(53,177)
Amounts due to other carriers	6,098,813	6,320,978	(222,165)
Total	11,028,534	11,571,326	(542,792)

An analysis of the composition of such costs is as follows:

a) "direct service costs" include the operating and maintenance costs of the TLC network, public telephone installations and terminals leased to customers. In particular, in 2000, the interconnecting costs to the other operators' networks increased by Lire 35,096 million compared to 1999;

b) "operating costs" refer to the operating and maintenance costs of buildings, vehicles, information systems and equipment, as well as general expenses. Operating costs include Lire 26,465 million to update the information systems to ensure *carrier preselection* and *number portability*;

c) "marketing costs" include selling expenses, post-sales assistance, customer relations, advertising and promotion; in particular, such costs include Lire 473,274 million (Lire 361,129 million in 1999) for "institutional" advertising campaigns, individual product and service advertising and promotional expenses and Lire 113,257 million for the trade agreements with Internet Service Providers. The costs connected with the printing and delivery of the White Pages telephone directories, contributed to Tin.it as part of the Seat – Tin.it merger, decreased by Lire 130,382 million;

d) "know-how development costs" are made up by costs pertaining to training, studies and research and consulting services;

e) "amounts due to other carriers" include, amongst other items, Lire 4,071,448 million due to Italian mobile carriers, Lire 510,993 million to domestic fixed carriers, Lire 1,216,825 million to foreign correspondents and Lire 299,547 million to the service providers Audiotel and Videotel.

Use of property not owned *Lire 875,363 million*

Use of property not owned, which increased by Lire 22,725 million (+2.7%) compared to 1999, includes mainly service costs (for the lease of TLC lines and satellite systems), amounting to Lire 526,503 million, and operating costs (for building rentals, building and vehicle leases and equipment rentals), amounting to Lire 345,714 million. As regards lease installments, principal and interest total, respectively, Lire 39,261 million and Lire 31,217 million.

2004

Personnel *Lire 5,980,292 million*

Personnel costs show a decrease of Lire 198,406 million (-3.2%) compared to 1999, due to the contrasting effects created, on the one hand, by the reduction in the average number of employees (as set forth in the table below), also on account of the resignations, concentrated in the last quarter, as a result of the employee cutbacks under Law No. 223/1991 covered by the agreements reached with the labor unions in July 2000, and, on the other hand, by the increases due to the collective bargaining agreements, career developments, the policy of merit bonuses and seniority increases.
Personnel costs include costs for employees on loan to other Group companies (Lire 60,616 million in 2000 and Lire 72,348 million in 1999). The recovery of such costs is recorded under "*other revenues and income*".
A comparative breakdown of the average number of employees by professional category is given below:

(in millions of lire)	2000	1999	Change
Executives	1,084	1,113	(29)
Middle management	4,978	5,105	(127)
Clerical staff	55,214	58,318	(3,104)
Technicians	11,660	12,648	(988)
Total	72,936	77,184	(4,248)

Amortization, depreciation and writedowns *Lire 7,570,843 million*

Amortization, depreciation and writedowns, which decreased by Lire 736,739 million (-8.9%) compared to 1999, include the following:

Amortization of intangible assets Lire 1,161,934 million
Amortization of intangible assets shows a decrease of Lire 91,281 million, compared to 1999, owing to lower investments in software that went into use during the year.

The amortization charge refers to the following assets:

(in millions of lire)		2000		1999		Change
• Start-up and expansion costs		1,020		=		1,020
• Industrial patents and intellectual property rights		1,024,340		1,128,436		(104,096)
• Concessions, licenses, trademarks and similar rights		23,535		23,630		(95)
• Goodwill		1,268		3,800		(2,532)
• Other intangibles:						
leasehold improvements	69,439		66,058		3,381	
exclusive rights to the Great Jubilee 2000 and other intangibles	42,332	111,771	31,291	97,349	11,041	14,422
Total		1,161,934		1,253,215		(91,281)

Depreciation of fixed assets Lire 6,038,791 million
Depreciation of fixed assets shows a decrease of Lire 474,242 million (-7.3%), compared to 1999; the decrease reflects the reduction in the amount of depreciable assets, the change

2005

in the mix of depreciable assets, lower depreciation on the public telephony installations and the *DECT* fixed assets written down in the 1999 financial statements and the adjustment of depreciation rates relating to the submarine network which led to a lower depreciation charge of Lire 46,882 million.

The average depreciation rate, calculated by taking into account the above depreciation rate and the assets being depreciated, is equal to 8.5% (8.6% in 1999).
The depreciation charge is calculated using the following average rates:

Land and building	3.3%
Plant and machinery	9.1%
Manufacturing and distribution equipment	25.0%
Other fixed assets	29.8%

The total depreciation charge is calculated for all asset categories using the rates indicated in the Ministry of Finance Decrees of October 29, 1974 (for assets purchased up to 1988) and December 31, 1988 (for assets purchased thereafter). To the extend of depreciation rates, accelerated depreciation is also calculated in accordance with Article 67, Section 3, of Presidential Decree No. 917/1986. An analysis of the depreciation charge is shown below (in millions of lire):

(in millions of lire)	
Land and buildings	394,252
Plant and machinery	5,314,161
Manufacturing and distribution equipment	62,508
Other fixed assets	267,870
Total	6,038,791

Other writedowns of intangibles and fixed assets — Lire 37,628 million

Other writedowns of intangibles and fixed assets decreased by Lire 104,671 million, compared to 1999, mainly following the writedown of public telephone installations in the 1999 financial statements.
This item refers to the writedown of software projects in progress and in use that will be abandoned during 2001.

Writedowns of receivables included in current assets and liquid assets — Lire 332,490 million

This item, representing the provision to the allowance for doubtful accounts, decreased by Lire 66,545 million, compared to 1999, owing to lower provisions due to a reduction in doubtful receivables.

Change in inventory of raw materials, supplies and merchandise — Lire 99,193 million

The change is due to lower purchases in comparison to the utilization of the products intended for sale and maintenance, owing to the continuation of the efforts to improve inventory management, and also reflects the writedowns made to account for obsolescence and the diminished usefulness of materials.

2006

Provisions for risks *Lire 121,690 million*

These refer to provisions made to the *"reserve for litigation"* to cover expenses connected with the probable outcome of disputes with third parties (Lire 17,183 million) and to the *"reserve for contractual risks and other risks"* to cover risks stemming from the settlement of trade and regulatory questions (Lire 104,507 million).

Miscellaneous operating costs *Lire 966,275 million*

Miscellaneous operating costs, which decreased by Lire 303,904 million compared to 1999, include the following:

Losses on disposal of assets Lire 94,349 million
Losses on disposal of assets decreased by Lire 112,122 million from 1999 as a result of having completed the network rationalization and modernization program, begun in previous years.
In fact, the gross amount of assets disposed of during 2000 dropped from Lire 3,627,192 million in 1999 to Lire 2,686,099 million in 2000.

TLC license fee Lire 602,529 million
The TLC license fee decreased by Lire 153,189 million, compared to 1999, owing to a reduction in the revenue base and a reduction in the rate which went from 3% in the prior year to 2.7% in 2000. This item includes the fee computed on sales revenues (Lire 594,923 million) and the fee for operating the Regulatory Authority (Lire 7,605 million).

Other miscellaneous costs Lire 269,397 million
Other miscellaneous costs, which decreased by Lire 38,593 million, compared to 1999, include the following:

(in millions of lire)	2000	1999	Change
• other indirect duties and annual taxes, relating mainly to the local property tax, local duties, stamp and register tax, vehicle tax, Technical Office and Finance taxes and fees, license tax on mobile equipment,	156,273	134,264	22,009
• contributions and membership fees	19,695	13,036	6,659
• other costs, essentially relating to compensation due to customers under service regulations for delays in hookups or line transfers, damages paid to third parties for line installations and maintenance and losses on settlements	93,429	160,690	(67,261)
Total	269,397	307,990	(38,593)

2007

Financial income and expense **_Lire 2,574,900 million_**
(Lire 2,766,263 million in 1999)

Financial income and expense, which decreased by Lire 191,363 million, compared to 1999, include the following:

(in millions of lire)	2000	1999	Change
Income from equity investments (A)	3,464,568	3,326,941	137,627
Other financial income (B)	353,581	309,647	43,934
Interest and other financial expense (C)	1,243,249	870,325	(372,924)
Total (A+B-C)	2,574,900	2,766,263	(191,363)

Income from equity investments refers to the following:

(in millions of lire)	2000		1999		Change	
Dividends from subsidiaries, affiliates and other companies		2,287,913		2,083,042		204,871
Other income from equity investments:						
• tax credits for dividends	1,112,932		1,155,991		(43,059)	
• gains on sales of investments	63,723	1,176,655	87,908	1,243,899	(24,185)	(67,244)
Total		3,464,568		3,326,941		137,627

Tax credits on dividends of Lire 1,112,932 million are made up of Lire 1,093,755 million of tax credits on dividends from subsidiaries accrued for 2000 and Lire 19,177 million of dividends collected in 2000.

2008

Dividends can be analyzed as follows:

(in millions of lire)		2000		1999		Change
Accrued dividends from subsidiaries						
TIM		1,761,219		1,400,836		360,383
Sirti		=		37,174		(37,174)
Finsiel		57,463		45,563		11,900
Atesia		33,550		23,500		10,050
Emsa		10,112		=		10,112
Saiat		=		3,933		(3,933)
		1,862,344		1,511,006		351,338
Receipt of dividends from						
• subsidiaries:						
TIM	22,181		1,980		20,201	
Sirti	89		451,613		(451,524)	
Teleleasing	=		31		(31)	
Huit	160,277	182,547	=	453,624	160,277	(271,077)
• affiliated companies						
Nortel Inversora	=		4,055		(4,055)	
General Electric Information Services	637		=		637	
Siemens Informatica	8,673		3,307		5,366	
Eutelsat	122,685		=		122,685	
Siteba	870	132,865	270	7,632	600	125,233
• other companies:						
Media Technology Ventures	17,238		1,122		16,116	
SIA	203		105		98	
Vertical Networks	=		5		(5)	
Accel	62,215		22,988		39,227	
Inmarsat	=		5,338		(5,338)	
Intelsat	30,501		25,753		4,748	
Eutelsat	=	110,157	55,469	110,780	(55,469)	(623)
		425,569		572,036		(146,467)
Total		2,287,913		2,083,042		204,871

Gains on sales of investments can be analyzed as follows:

(in millions of lire)	2000	1999	Change
• **Subsidiaries:**			
TIM shares	47,946	64,029	(16,083)
Sirti shares	=	394	(394)
IMMSI shares	737	=	737
Seat Pagine Gialle shares	2,474	=	2,474
	51,157	64,423	(13,266)
• **Other companies:**			
Activ Card	=	19,122	(19,122)
Redback Networks	4,949	2,241	2,708
The Fantastic Corporation	=	2,122	(2,122)
Cisco System	767	=	767
Informix Corporation	123	=	123
Commerce One	1,979	=	1,979
Digital Island	4,103	=	4,103
Interwoven	251	=	251
Agil software	394	=	394
	12,566	23,485	(10,919)
Total	63,723	87,908	(24,185)

Other financial income includes the following:

			2000	1999	Change
(in millions of lire)	Included in long-term investments	Included in current assets	Total		
Interest and fees on:					
– accounts receivable					
from subsidiaries	8,104	81,587	89,691	122,352	(32,661)
from affiliated companies	7,532	13,706	21,238	22,805	(1,567)
from others	15,984	117,849	133,833	80,756	53,077
– banks and the Postal Administration	=	14,196	14,196	14,867	(671)
– securities	=	2,531	2,531	274	2,257
	31,620	229,869	261,489	241,054	20,435
Foreign exchange gains			90,957	67,046	23,911
Other income			1,135	1,547	(412)
Total			353,581	309,647	43,934

2010

Interest and other financial expense *Lire 1,243,249 million*

Interest and other financial expense, which increased by Lire 372,924 million compared to 1999, can be analyzed as follows:

(in millions of lire)	Medium/ long-term debt	Short-term debt	2000 Total	1999	Change
Interest, premiums and other similar charges on debentures	18,294	=	18,294	26,860	(8,566)
Interest and fees on loans due to banks	315,458	483,760	799,218	515,907	283,311
Interest and fees on due to other lenders	92,103	=	92,103	111,807	(19,704)
Interest on trade accounts payable	=	66	66	6,916	(6,850)
Interest and fees on accounts payable to subsidiaries	=	151,392	151,392	70,447	80,945
Interest and fees on accounts payable to affiliated companies	=	11,042	11,042	1,011	10,031
Interest to others	=	3,942	3,942	1,919	2,023
	425,855	650,202	1,076,057	734,867	341,190
Foreign exchange losses			55,601	58,535	(2,934)
Accrued portion of issue discounts and similar charges on loans			1,172	1,418	(246)
Other financial expense			110,419	75,505	34,914
Total			1,243,249	870,325	372,924

"Interest and fees on loans due to banks" are shown net of the interest expense on loans, equivalent to three percentage points (Lire 65,606 million compared to Lire 77,209 million in 1999) subsidized under Law No. 67/1988, in connection with loans that replaced those which should have been made by Cassa Depositi e Prestiti.

Value adjustments to financial assets ***-Lire 847,616 million***
(- Lire 294,605 million in 1999)

Value adjustments to financial assets, which increased by Lire 553,011 million compared to 1999, refer to writedowns of the following holdings:

Recorded in "long-term investments"

- Stream, for Lire 391,881 million;
- Iridium Italia, for 14,241 million, of which Lire 8,541 million recorded in a specific reserve;
- TMI Telemedia International Italia, for Lire 197,081 million;
- Trainet, for Lire 6,900 million, of which Lire 5,594 million recorded in a specific reserve;
- Telecom do Brasil, for Lire 2,110 million, entirely recorded in a specific reserve;
- other companies, for Lire 15,018 million, almost entirely recorded in a specific reserve;



Recorded in "short-term financial assets"

- TIM, for Lire 166,670 million, and venture capital companies, for Lire 53,715 million; writedowns were made to adjust the book value of the stocks acquired for trading purposes to market value.

Extraordinary income and expense ***-Lire 347,483 million***
(-Lire 656,971 million in 1999)

This item shows a net expense balance of Lire 347,483 million, with a decrease of Lire 309,488 million compared to 1999.
Income (Lire 1,461,388 million) increased by Lire 1,390,102 million compared to 1999, mainly as a result of the gains (Lire 1,290,378 million) on the sale of investments and the contribution of the business segment "Grandi Immobili" to the company IM.SER.
Expense (Lire 1,808,871 million) increased by Lire 1,080,614 million over 1999. Such increase is mainly due to expenses connected with corporate restructuring activities (Lire 884,381 million, of which Lire 551,846 million for the operating agreements reached with the labor unions in July 2000 concerning cutbacks and layoffs under unemployment compensation plans); social security charges pursuant to Law No. 58/92 (Lire 296,910 million, Lire 363,688 million in 1999) to guarantee uniform status under the former Telephone Employees Pension Fund (FPT) which, as required by the 2000 Finance Bill, has become part of the general "Employees Pension Fund" as from January 1; extraordinary annual contribution for the year 2000 (Lire 144,430 million) to INPS – as established by the same Bill for the three years 2000 – 2002 – to meet the higher financial requirements covered by the rules of the fund that was abolished. Extraordinary expense also includes Lire 329,034 million for expenses connected with the above-mentioned transactions for the disposals of investments and contributions of business segments.

Income taxes ***Lire 3,386,171 million***
(Lire 3,859,913 million in 1999)

This item includes current income taxes of Lire 2,677,681 million (Lire 3,257,767 million in 1999), and deferred income taxes of Lire 708,490 million (Lire 602,146 million in 1999). The total decrease of Lire 473,742 million is due to the combined effect of the decrease in current income taxes (owing both to a reduction in taxable income and the taxation of a part of such taxable income with the substitute equalization tax of 19%) and the increase in deferred taxes. The latter, principally due to the tax credits on dividends accrued in 2000, take into account the reduction in the reserve for deferred taxes following the reclassification of the "Reserve for accelerated depreciation" pursuant to the application of Law No. 342/2000, art. 14.
Total income taxes can be divided into Lire 2,835,415 million (IRPEG and the substitute equalization tax) and Lire 550,756 million relating to IRAP.

2012

The effective tax rate in 2000 (40.6%) is lower than that of 1999 (43.32%) on account of the positive effects of Law No. 342/2000, as previously mentioned. The composition of the tax rates in 2000 is as follows:

		IRPEG	IRAP	Total
Theoretical taxes	(A)	**3,085,960**	**550,040**	**3,636,000**
• Temporary timing differences taxed and deductible in future years				
- dividends accrued		(1,093,757)	=	(1,093,757)
- provision for writedown of receivables		97,417	=	97,417
- net change relating to installation writedowns, other provisions and sundry		386,830	3,729	390,559
• Reversal of prior years' temporary timing differences				
- accelerated depreciation		24,540	2,819	27,359
- sundry		(348,755)	(17,523)	(366,278)
• Permanent differences		184,941	24,706	209,647
• DIT and other tax benefits		(211,655)	(11,611)	(223,266)
Current income taxes		**2,125,521**	**552,160**	**2,677,681**
Deferred income taxes		**709,894**	**(1,404)**	**708,490**
Taxes charged to statement of income	(B)	**2,835,415**	**550,756**	**3,386,171**
Income before income taxes	(C)			8,340,433
Theoretical tax rate	(A/C)			**43.59%**
Effective tax rate	(B/C)			**40.60%**

2013



OTHER INFORMATION

Remuneration to directors and statutory auditors

In compliance with the instructions giving effect to Legislative Decree 58/1998, art. 78, issued by Consob under resolution No. 11971 of May 14, 1999, the remuneration to which the directors and statutory auditors are entitled for fiscal 2000 are presented in the following table.

The table has been prepared by reference to the term of office, on the accrual basis, except for bonuses and other incentives linked to the achievement of personal targets which are reported on a cash basis.
The remuneration for the post is that decided for the individual by the appropriate corporate governance body.
Non-cash benefits correspond to the amount subject to taxes based on current tax laws.
Remuneration – prorata over the term of office in Telecom Italia – for the posts of director or statutory auditor in companies of the Group and not handed over to third parties are reported in the column – "Other compensation".
Any other type of remuneration is shown in the column "Other cash compensation".

2014

(in millions of lire)

Individual	Description of post		Compensation				
First and last name	Post held	Term of office	Fees for the post	Non-cash benefits	Bonuses and other incentives	Other compensation	Other cash compensation
Board Of Directors							
Roberto COLANINNO	Chairman and Chief Executive Officer	01/01-12/31/2000	(*) 6,800		7,000	(1) 200	
Antonio TESONE	Honorary Chairman	01/01-12/31/2000	122				
Sergio EREDE	Deputy Chairman	01/01-12/31/2000	205				(**)
Angelo BENESSIA	Director	01/01-12/31/2000	205				(***)
Peter A. COHEN	Director	01/01-12/31/2000	205				
Salvatore DONATO	Director	01/01-12/31/2000	125				
Paolo FERRO-LUZZI	Director	01/01-12/31/2000	95				
Ettore LONATI	Director	05/15-12/31/2000	78				
Emilio GNUTTI	Director	01/01-12/31/2000	122				
Jeffrey E. LIVINGSTON	Director	01/01-12/31/2000	208				
Domenico Giovanni SINISCALCO	Director	01/01-12/31/2000	208				
Joseph M. TUCCI	Director	01/01-12/31/2000	110				
Gèrard WORMS	Director	01/01-12/31/2000	182				
Enrico BONDI	Director	01/01-05/14/2000	(2) 37				
Board of Statutory auditors							
Paolo GERMANI	Chairman	07/03-12/31/2000	(7) 112				
Mario BOIDI	Acting Auditor	01/01-12/31/2000	175			(3) 47	
Paolo GOLIA	Acting Auditor	07/03-12/31/2000	75				
Fabrizio QUARTA	Acting Auditor	01/01-12/31/2000	175				
Gianfranco ZANDA	Acting Auditor	01/01-12/31/2000	175			(4) 238	
Ugo LA CAVA	Chairman	01/01-07/02/2000	125			(5) 191	
Piero ADONNINO	Acting Auditor	01/01-07/02/2000	100			(6) 180	

(*) The compensation is all-inclusive of the fees received for all the corporate posts held and also posts held in subsidiaries or other companies in which Telecom Italia S.p.A. has interests. In particular, also the compensation due to him as a member of the Board of Directors, as already voted by the Stockholders' Meeting of Telecom Italia S.p.A., ex art. 2389[1] is considered waived.
(**) The professional association Bonelli Erede Pappalardo, in 2000, were paid for professional services rendered by its members on behalf of Telecom Italia S.p.A. and its subsidiaries for Lire 10,300 million;
(***) Avv. Angelo Benessia, in 2000, received compensation for professional services rendered to Telecom Italia S.p.A. and its subsidiaries for Lire 645 million;
(1) Compensation for the post of Chairman of Telecom Italia Mobile S.p.A. paid over to Telecom Italia S.p.A.;
(2) Fees for the post were not received by the Directors but paid over to third-party companies;
(3) Compensation for the post of Statutory Auditor in Stet International and for the post of Chairman of the Board of Statutory Auditors of Tin.it S.p.A.;
(4) Compensation for the post of Statutory Auditor in the subsidiaries Finsiel, Immsi, Telespazio and Telecom Italia Mobile S.p.A.;
(5) Compensation for the post of Statutory Auditor in the indirect subsidiary Sogei and for the post of Chairman of the Board of Statutory Auditors in the subsidiaries Finsiel, Immsi, Path.net e Saiat;
(6) Compensation for the post of Chairman of the Board of Statutory Auditors in the subsidiary Telecom Italia Mobile S.p.A.;
(7) Fees for the post were not received by the Chairman but paid over to the Administration Fund of the organization belonging.

2015



STOCK OPTION PLAN

Article 6 of the corporate by-laws authorizes the Board of Directors to increase share capital by issuing ordinary shares set aside for the executives of Telecom Italia Group. The stockholders' meeting, by delegating this right, expressly destined the issue of such shares to the human resources assigned roles of particular importance and of greater strategic interest in shaping the success of the Company and Group, in order to provide the Company an effective tool to develop corporate loyalty and offer incentives, in line with the most recent internationally accepted practices.
In this framework, in particular, a group of beneficiaries identified as executives employed by Telecom Italia and its subsidiaries were assigned a total of No. 16,595,400 personal and non-transferable *inter vivos* rights, valid for the subscription against payment of the same number of new Telecom Italia ordinary shares, of which about a third of the total (No. 4,905,500) was subscribed to and issued by the end of 1999. The Board established the subscription price according to the terms of the authorization it received.
As for the total assigned shares:

- No. 4,905,500 shares were subscribed to and issued by the end of the year 1999;
- for No. 5,754,900 shares, the subscription period began on January 2, 2000 after having reached the specific parameter of stock market performance;
- for the remaining No. 5,935,000 shares, the subscription period begins from January 2002 on condition that the ordinary shares reach a predetermined performance target in December 2001.

As already disclosed in the 1999 annual report, the period to exercise the rights assigned in 1999 has been established in three years from notification of having reached the set incentive parameter; therefore, the capital increase servicing the 1999 stock option plan will be closed on January 31, 2005.
During 2000, in view of the evolution of the tax laws covering stock option plans, a decision was made to propose to the extraordinary stockholders' meeting a change in the mechanism for fixing the subscription price of the shares servicing the plan (that is, the average official price of the ordinary shares shown on the screen-trading market organized and operated by Borsa Italiana S.p.A. in the six months preceding the incentive period), assigning the Board of Directors the discretionary right to determine, each time, the price for every tranche of share capital increase; in the meantime, a proposal has been advanced to extend the plan to cover executives of the subsidiaries.
These proposed changes in the original mandate were approved by the extraordinary stockholders' meeting of August 10, 2000 and the related resolutions were homologated by decree of the Turin Courts on September 29, 2000, successively confirmed by decree of the Appeals Court in Turin on October 20, 2000 only for the part covering the change in price.
Subsequent to this change, all aspects of the stock option cycle begun in February 2000 were decided and, accordingly, a total of No. 51,430,000 options were assigned, valid for the subscription of the same number of newly issued ordinary shares (corresponding to 0.69% of outstanding share capital at December 31, 2000), against payment of an exercise price equal to the arithmetic average of the official prices of Telecom Italia ordinary shares during the period August 11, 2000 – September 11, 2000, consistent with existing laws. Such options can be exercised, also in part, in three distinct lots, subject to having reached the performance parameter represented by the comparison of the ratio between the average market prices recorded by the stock in specific periods and the ratio between the arithmetic average of the closing prices on the Dow Jones EuroStoxx TLC index

2016

representing a basket of stocks in the sector over the same periods; however, in the event the incentive parameter is only reached for the second and third lot, the beneficiaries of the previous lots will nevertheless be allowed to exercise their rights.

Furthermore, the strategic resources who have the most impact on the Group's business have been assigned an additional extraordinary lot of options which can be exercised provided that, when the conditions for exercising the rights of the third lot are met, the market price of the ordinary shares will have also appreciated to a predetermined level. The period to exercise the subscription rights has been established in five years from notification of having reached the corresponding incentive parameter; therefore, the capital increase servicing the 2000 stock option plan will be closed on July 31, 2008.
As set forth by the recommendation contained in Consob Communication No. 11508 of February 15, 2000, the following table summarizes the essential elements of the stock option plan in 2000.

			2000			1999
	Number of shares	Exercise price (euro)	Market price (euro)	Number of shares	Exercise price (lire)	Market price (lire)
(1) Rights at 1/1	11,689,900	6.791	14.118	=	=	14,669
(2) New rights assigned during year	51,430,000	13.815	13.815	16,595,400	13,150	18,806
(3) Rights exercised during year	=	=	=	4,905,500	13,150	25,305
(4) Rights expired and not exercised during year	=	=	=	=	=	=
(5) Rights at 12/31	63,119,900	12.514	11.902	11,689,900	13,150	27,207
(6) of which, rights which can be exercised	=	=	=	=	=	=

INTRODUCTION OF THE EURO

The expenses borne during the year for the introduction of the Euro currency total Lire 3.6 billion, of which Lire 3 billion were charged to the statement of income (in *Production cost* under *Services*, as they refer to services rendered to revise and update the information systems), and the remaining amount was recorded in the balance sheet (*Intangibles* under *Industrial patents and intellectual property rights,* as it refers to new and more complex functions added to the Company's own software).

The following Annexes numbered 9 through 13 are an integral part of these notes.



LONG-TERM INVESTMENTS AND ADVANCES ON FUTURE CAPITAL CONTRIBUTIONS OF SUBSIDIARIES AND AFFILIATED COMPANIES

(in millions of lire)	12/31/1999				Changes during the fiscal year						12/31/2000			
	Cost	Upward adjust-ments	Write-downs	Balance sheet value	Purchases / Subscrip-tions	Reclassi-fications	Dispo-sals (¹)	Writedowns(-)/ Reinstatements of value(+)	Capital Replenish-ments	Total	Cost	Upward adjust-ments	Write-downs	Balance sheet value
Equity investments in subsidiaries														
ATESIA	7,177	-	-	7,177	-	-	-	-	-	-	7,177	-	-	7,177
BITEL PARTICIPACOES	-	-	-	-	-	259,981	(259,981)	-	-	-	-	-	-	-
CONSULTEL (in liquidation)	2,594	-	(2,594)	-	-	-	-	-	-	-	2,594	-	(2,594)	-
CSELT	150	5,012	-	5,162	-	-	-	-	-	-	150	5,012	-	5,162
ELETTRA TLC	25,900	-	(337)	25,563	-	-	-	-	-	-	25,900	-	(337)	25,563
EMSA	56,416	464	-	56,880	-	-	-	-	-	-	56,416	464	-	56,880
FINSIEL	701,066	-	-	701,066	-	-	-	-	-	-	701,066	-	-	701,066
GOLDEN NETHERLANDS	182	-	-	182	-	-	-	-	-	-	182	-	-	182
HUIT	-	-	-	-	-	98,958	(199)	-	-	98,759	98,759	-	-	98,759
IMMSI	-	-	-	-	-	45,575	(10,281)	-	-	35,294	8,573	26,721	-	35,294
IM.SER (formerly Tecnitel)	983	-	-	983	-	3,380,048	(3,381,185)	-	154	(983)	-	-	-	-
IREOS (in liquidation)	200	-	(200)	-	-	-	-	-	-	-	200	-	(200)	-
IRIDIUM ITALIA	63,004	-	(63,004)	-	20,359	(20,359)	-	(5,700)	5,700	-	1,500	-	(1,500)	-
LATIN AMERICAN NAUTILUS S.A.	-	-	-	-	92,677	-	-	-	-	92,677	92,677	-	-	92,677
LATIN AMERICAN NAUTILUS Ltd.	-	-	-	-	-	-	-	-	-	-	-	-	-	-
MED-1 Submarine Cables	-	-	-	-	-	9	-	-	-	9	9	-	-	9
MEDITERRANEAN NAUTILUS S.A.	-	-	-	-	68	-	-	-	-	68	68	-	-	68
MEIE ASSICURAZIONI	-	-	-	-	-	-	-	-	-	-	-	-	-	-
NETSIEL	-	-	-	-	199	209,860	-	-	-	210,059	210,059	-	-	210,059
N.TC. (in liquidation)	1,476	-	(1,476)	-	1,321	(1,321)	-	-	-	-	-	-	-	-
PATH.NET	49,995	-	-	49,995	-	-	-	-	-	-	49,995	-	-	49,995
I.T. TELECOM (formerly Reseau)	5,400	-	(5,400)	-	51,238	(1,538)	-	-	300	50,000	50,000	-	-	50,000
S.I.C. (in liquidation)	11	-	(11)	-	-	-	-	-	-	-	-	-	-	-
SAIAT	66,272	22,493	-	88,765	-	1,000	-	-	-	1,000	67,272	22,493	-	89,765
SARITEL	34,432	-	-	34,432	-	-	-	-	-	-	34,432	-	-	34,432
SCUOLA SUPERIORE GUGLIELMO REISS ROMOLI	3,000	-	-	3,000	-	-	-	-	-	-	3,000	-	-	3,000
SEAT PAGINE GIALLE	-	-	-	-	658,381	12,378,348	-	-	-	13,036,729	13,036,729	-	-	13,036,729
EDOTEL (formerly SIDAC)	247	-	(247)	-	12,709	(11,629)	(80)	-	200	1,200	1,200	-	-	1,200
SIRTI	32,041	99,882	-	131,923	-	(45,575)	(86,348)	-	-	(131,923)	-	-	-	-
SODALIA	8,012	-	(98)	7,914	-	-	-	-	-	-	8,012	-	(98)	7,914
SOFTE	11,390	73,686	-	85,076	-	-	-	-	-	-	11,390	73,686	-	85,076
STET INTERNATIONAL	1,511,046	-	(103,662)	1,407,384	-	(1,407,384)	-	-	-	(1,407,384)	-	-	-	-
STET INTERNATIONAL NETHERLANDS	1,128,771	-	(44,916)	1,083,855	2,050	9,948,511	-	-	-	9,950,561	11,079,332	-	(44,916)	11,034,416
STET MOBILE HOLDING	325,800	-	-	325,800	-	(325,800)	-	-	-	(325,800)	-	-	-	-
TELECOM ITALIA CAPITAL	-	-	-	-	66	-	-	-	-	66	66	-	-	66
TELECOM ITALIA GMBH	84	-	-	84	-	-	-	-	-	-	84	-	-	84
TELECOM ITALIA DO BRASIL	4,105	-	(4,105)	-	-	-	-	-	-	-	4,105	-	(4,105)	-
TELECOM ITALIA MOBILE	3,179,952	162,926	-	3,342,878	3,422,709	1,533,984	-	-	-	4,956,693	8,136,645	162,926	-	8,299,571
TELECOM ITALIA of NORTH AMERICA	6,941	-	(3,217)	3,724	-	-	-	-	-	-	6,941	-	(3,217)	3,724
TELELEASING	49	-	-	49	-	(35)	(14)	-	-	(49)	-	-	-	-
TELE PAY ROLL SERVICE (formerly Teleporti)	1,290	-	(44)	1,246	-	2,274	-	-	-	2,274	3,564	-	(44)	3,520
TELESOFT	24,300	-	-	24,300	-	-	-	-	-	-	24,300	-	-	24,300
TELESPAZIO	196,000	-	-	196,000	-	-	-	-	-	-	196,000	-	-	196,000
TELIMM	-	-	-	-	-	35	-	-	-	35	35	-	-	35
TELSI	1,066,088	-	-	1,066,088	-	-	-	-	-	-	1,066,088	-	-	1,066,088
TI BELGIUM	-	-	-	-	2,904	-	-	-	-	2,904	2,904	-	-	2,904
TI FRANCE	-	-	-	-	15	-	-	-	-	15	15	-	-	15
TI GERMANY	-	-	-	-	49	-	-	-	-	49	49	-	-	49

2018

(continued) Long-term investments and advances on future capital contributions of subsidiaries and affiliated companies

(in millions of lire)				12/31/1999	Changes during the fiscal year									12/31/2000
	Cost	Upward adjust-ments	Write-downs	Balance sheet value	Purchases / Subscrip-tions	Reclassi-fications	Dispo-sals (1)	Writedowns(-)/ Reinstatements of value(+)	Capital Replenish-ments	Total	Cost	Upward adjust-ments	Write-downs	Balance sheet value
TI IRELAND	-	-	-	-	-	-	-	-	-	-	-	-	-	-
TI NETHERLANDS	-	-	-	-	35	-	-	-	-	35	35	-	-	35
TI SWITZERLAND	-	-	-	-	25	-	-	-	-	25	25	-	-	25
TI UNITED KINGDOM	-	-	-	-	3	-	-	-	-	3	3	-	-	3
TI WEB	-	-	-	-	61	-	-	-	-	61	61	-	-	61
TIN.IT	-	-	-	-	1,000	(1,000)	-	(6)	6	-	-	-	-	-
TMI-TELEMEDIA INTERNATIONAL ITALIA	167,528	-	(87,535)	79,993	-	-	-	(197,081)	166,741	(30,340)	167,528	-	(117,875)	49,653
TRAINET	1,336	-	(30)	1,306	5,583	(5,583)	-	(1,306)	1,306	-	1,306	-	-	1,306
Consorzio GRUPPO STET PER ITALIA 90 (in liquidation)	80	-	-	80	-	-	-	-	-	-	80	-	-	80
Consorzio ITINERA (in liquidation)	258	-	(131)	127	-	-	(127)	-	-	(127)	-	-	-	-
Consorzio PROMOTORE ISDN (in liquidation)	804	-	(575)	229	-	-	(229)	-	-	(229)	-	-	-	-
	8,684,380	364,463	(317,582)	8,731,261	4,271,452	26,038,359	(3,738,444)	(204,093)	174,407	26,541,681	35,156,526	291,302	(174,886)	35,272,942

(1)	IMMSI	BITEL PARTICIP.	LATIN A. NAUTIL. Ltd.	Cons. PROMOT. ISDN	MEIE	SIDAC	EDOTEL	TELELEASING	N.TC (in liquid.)	SIC (in liquid.)	Consorzio ITINERA	IM.SER	SIRTI	HUIT
Cost	10,281	259,981	-	804	-	247	80	14	1,476	11	258	3,381,322	86,348	199
Writedowns	-	-	-	(575)	-	(247)	-	-	(1,476)	(11)	(131)	(137)	-	-
	10,281	259,981	-	229	-	-	80	14	-	-	127	3,381,185	86,348	199

 

(continued) Long-term investments and advances on future capital contributions of subsidiaries and affiliated companies

(in millions of lire)	12/31/1999				Changes during the fiscal year						12/31/2000			
	Cost	Upward adjust-ments	Write-downs	Balance sheet value	Purchases / Subscrip-tions	Reclassi-fications	Dispo-sals (¹)	Writedowns(-)/ Reinstatements of value(+)	Capital Replenish-ments	Total	Cost	Upward adjust-ments	Write-downs	Balance sheet value
Equity investments in affiliated companies														
ANCITEL	180	-	-	180	-	-	-	-	-	-	180	-	-	180
ASTELIT	2	-	(2)	-	-	-	-	-	-	-	2	-	(2)	-
CARTESIA	-	-	-	-	900	100	-	-	-	1,000	1,000	-	-	1,000
CENTRO MULTIMEDIALE DI TERNI	2,250	-	-	2,250	-	(500)	(1,750)	-	-	(2,250)	-	-	-	-
CYGENT INC.	4,888	-	-	4,888	18,058	-	-	-	-	18,058	22,946	-	-	22,946
CZECHTEL (in liquidation)	32	-	-	32	21	(21)	-	-	-	-	32	-	-	32
ESRI ITALIA	245	-	-	245	-	(245)	-	-	-	(245)	-	-	-	-
EUTELSAT	-	-	-	-	138,395	280,180	-	-	-	418,575	418,575	-	-	418,575
EXCITE ITALIA B.V.	44	-	-	44	-	(44)	-	-	-	(44)	-	-	-	-
FINTECH	10,000	-	-	10,000	15,000	-	-	-	-	15,000	25,000	-	-	25,000
GEIS - GENERAL ELECTRIC INFORMATION SERVICES	29,524	-	(18,000)	11,524	-	(9,692)	-	-	-	(9,692)	29,524	-	(27,692)	1,832
HUIT	98,958	-	-	98,958	-	(98,958)	-	-	-	(98,958)	-	-	-	-
IM.SER (formerly Tecnitel)	-	-	-	-	-	2,234,998	(1,843,223)	-	-	391,775	391,775	-	-	391,775
IS TIM TELEKOMUNIKASYION HIZMETLERI	-	-	-	-	242,543	-	(242,543)	-	-	-	-	-	-	-
ITALDATA	720	-	-	720	-	-	(720)	-	-	(720)	-	-	-	-
MED-1 Submarine Cables	9	-	-	9	-	(9)	-	-	-	(9)	-	-	-	-
NORTEL INVERSORA	37,010	-	-	37,010	-	-	-	-	-	-	37,010	-	-	37,010
SEAT PAGINE GIALLE	-	-	-	-	12,330,650	(12,330,650)	-	-	-	-	-	-	-	-
SIEMENS INFORMATICA	4,680	2,757	-	7,437	-	-	-	-	-	-	4,680	2,757	-	7,437
SIOSISTEMI	6,400	-	-	6,400	-	-	-	-	-	-	6,400	-	-	6,400
SISTEMI E TELEMATICA	600	-	(180)	420	-	-	(420)	-	-	(420)	-	-	-	-
SITEBA	1,454	-	-	1,454	-	-	-	-	-	-	1,454	-	-	1,454
STREAM	140,000	-	(112,300)	27,700	354,395	203,831	-	(391,881)	-	166,345	480,078	-	(286,033)	194,045
STT	-	-	-	-	4,400	-	-	-	-	4,400	4,400	-	-	4,400
TSP	7,296	-	(273)	7,023	-	-	(7,023)	-	-	(7,023)	-	-	-	-
VOICE MAIL INC. (in liquidation)	7,360	-	(7,360)	-	-	-	-	-	-	-	7,360	-	(7,360)	-
Consorzio AMBIENTE 2000 (in liquidation)	11	-	(11)	-	-	-	-	-	-	-	-	-	-	-
Consorzio DREAMFACTORY	-	-	-	-	172	-	-	-	-	172	172	-	-	172
Consorzio FORMAZIONE INTERNAZIONALE	40	-	-	40	-	-	-	-	-	-	40	-	-	40
Consorzio R.E.S.	300	-	-	300	-	-	-	-	-	-	300	-	-	300
Consorzio TELCAL	408	-	-	408	-	-	-	-	-	-	408	-	-	408
Consorzio TELEMED (in liquidation)	20	-	-	20	-	-	-	-	-	-	20	-	-	20
	352,431	2,757	(138,126)	217,062	13,104,534	(9,721,010)	(2,095,679)	(391,881)	-	895,964	1,431,356	2,757	(321,087)	1,113,026

(1)	SISTEMI E TELEMATICA	TSP	CENTRO MULTIMEDIALE DI TERNI	ITALDATA	IS TIM TELEKOMUNIKASYON HIZMETLERI	IM.SER	Consorzio AMBIENTE 2000
Cost	600	7,296	1,750	720	242,543	1,843,222	11
Writedowns	(180)	(273)	-	-	-	-	(11)
	420	7,023	1,750	720	242,543	1,843,222	-

2020

(continued) Long-term investments and advances on future capital contributions of subsidiaries and affiliated companies

(in millions of lire)	12/31/1999				Changes during the fiscal year						12/31/2000			
	Cost	Upward adjust-ments	Write-downs	Balance sheet value	Purchases / Subscrip-tions	Reclassi-fications	Dispo-sals (1)	Writedowns(-)/ Reinstatements of value(+)	Capital Replenish-ments	Total	Cost	Upward adjust-ments	Write-downs	Balance sheet value
Equity investments in other companies														
ACCEL	3,949	-	-	3,949	-	-	(891)	-	-	(891)	3,058	-	-	3,058
CAF ITALIA 2000	-	-	-	-	-	1	-	-	-	1	1	-	-	1
CENTRO MULTIMEDIALE DI TERNI	-	-	-	-	-	500	-	-	-	500	500	-	-	500
DMAIL.IT	-	-	-	-	8,472	-	-	-	-	8,472	8,472	-	-	8,472
EDINDUSTRIA	86	-	(12)	74	-	-	-	-	-	-	86	-	(12)	74
EMITTENTI TITOLI	820	-	-	820	-	-	-	-	-	-	820	-	-	820
ERTICO	1	-	-	1	-	-	-	-	-	-	1	-	-	1
EURESCOM	17	-	-	17	-	-	-	-	-	-	17	-	-	17
EUTELSAT	214,652	-	-	214,652	65,528	(280,180)	-	-	-	(214,652)	-	-	-	-
FRATELLI ALINARI	6,004	-	-	6,004	-	-	-	-	-	-	6,004	-	-	6,004
GEMINI ISRAEL III LP	-	-	-	-	1,181	-	-	-	-	1,181	1,181	-	-	1,181
IFM INFOMASTER	-	-	-	-	1,323	-	-	-	-	1,323	1,323	-	-	1,323
INMARSAT	19,061	-	-	19,061	-	-	-	-	-	-	19,061	-	-	19,061
INSULA	480	-	-	480	-	-	-	-	-	-	480	-	-	480
INTELSAT	68,927	-	-	68,927	-	-	(23,493)	-	-	(23,493)	45,434	-	-	45,434
IRI MANAGEMENT	14	-	(2)	12	-	-	-	-	-	-	14	-	(2)	12
ISTITUTO DELLA ENCICLOPEDIA ITALIANA FONDATA DA GIOVANNI TRECCANI	8,800	-	(2,756)	6,044	-	-	-	-	-	-	8,800	-	(2,756)	6,044
ITALTEL ACQUISITION	-	-	-	-	40	-	(40)	-	-	-	-	-	-	-
ITALTEL HOLDING	-	-	-	-	40	-	(40)	-	-	-	-	-	-	-
ITXC (formerly Efusion)	2,142	-	-	2,142	1,860	-	-	-	-	1,860	4,002	-	-	4,002
JERUSALEM GLOBAL VENTURE	-	-	-	-	1,496	-	-	-	-	1,496	1,496	-	-	1,496
MEDIA TECHNOLOGY VENTURE	7,523	-	-	7,523	1,106	-	(1,309)	-	-	(203)	7,320	-	-	7,320
MIX	-	-	-	-	19	-	-	-	-	19	19	-	-	19
NEW SKIES SATELLITES	39,610	-	-	39,610	-	-	-	-	-	-	39,610	-	-	39,610
RETE TELEMATICA PIEMONTESE	478	-	-	478	-	-	-	-	-	-	478	-	-	478
SIA	1,244	-	-	1,244	20,593	-	-	-	-	20,593	21,837	-	-	21,837
SODETEL	8	-	-	8	-	-	-	-	-	-	8	-	-	8
STOA'	173	-	-	173	-	-	-	-	-	-	173	-	-	173
TECNO IDRO METEO (in liquidation)	84	-	(84)	-	-	-	-	-	-	-	84	-	(84)	-
TELEPORTO ADRIATICO	240	-	-	240	-	-	-	-	-	-	240	-	-	240
THE FANTASTIC CORPORATION	1,167	-	-	1,167	-	-	(548)	-	-	(548)	619	-	-	619
UBAE	3,674	-	-	3,674	-	-	-	-	-	-	3,674	-	-	3,674
VERTICAL NETWORKS	4,961	-	-	4,961	-	-	-	-	-	-	4,961	-	-	4,961
Consorzio C.I. MARK	5	-	-	5	-	-	-	-	-	-	5	-	-	5
Consorzio C.I.M.S.C.	20	-	(11)	9	-	(9)	-	-	-	(9)	-	-	-	-
Consorzio CAISI	3	-	-	3	-	-	-	-	-	-	3	-	-	3
Consorzio CIES	50	-	-	50	-	-	-	-	-	-	50	-	-	50
Consorzio CIVITA	12	-	-	12	-	-	-	(12)	-	(12)	-	-	-	-
Consorzio CO.TIM (in liquidation)	8	-	(5)	3	-	-	-	-	-	-	8	-	(5)	3
Consorzio CEFRIEL	70	-	-	70	-	-	-	-	-	-	70	-	-	70
Consorzio DI BIOINGEGNERIA ED INFORMATICA MEDICA	30	-	-	30	-	-	-	-	-	-	30	-	-	30
Consorzio Nazionale Imballaggi (CONAI)	2	-	-	2	-	-	-	-	-	-	2	-	-	2
Consorzio ELIS	5	-	-	5	-	-	-	-	-	-	5	-	-	5
Consorzio ENERGIA FIERA DISTRICT	-	-	-	-	3	-	-	-	-	3	3	-	-	3
Consorzio GE.SE.CE.DI	140	-	-	140	-	-	-	-	-	-	140	-	-	140
Consorzio NETTUNO	80	-	-	80	-	-	-	-	-	-	80	-	-	80
Consorzio TECHNAPOLI	400	-	-	400	-	-	-	-	-	-	400	-	-	400
	384,940	-	(2,870)	382,070	101,661	(279,688)	(26,321)	(12)	-	(204,360)	180,569	-	(2,859)	177,710
Total long-term equity investments	9,421,751	367,220	(458,578)	9,330,393	17,477,647	16,037,661	(5,860,444)	(595,986)	174,407	27,233,285	36,768,451	294,059	(498,832)	36,563,678
Advances on future capital contributions of subsidiaries and affiliated companies	8,610,090	-	-	8,610,090	2,979,627	(9,724,827)	-	-	-	(6,745,200)	1,864,890	-	-	1,864,890

(1)	ACCEL	Consorzio CIVITA	Consorzio CIMSC	THE FANTASTIC CORPORATION	MEDIA TECHNOLOGY VENTURE	ITALTEL ACQUISITION	ITALTEL HOLDING
Cost	891	12	20	548	1,309	40	40
Writedowns	-	(12)	(20)	-	-	-	-
	891	-	-	548	1,309	40	40

2021



LIST OF EQUITY INVESTMENTS IN SUBSIDIARIES AND AFFILIATED COMPANIES AT 12/31/2000

(in millions of lire)

	Registered office		Share capital (1)	Stockholders' equity (1) (2)	Income/ (loss) (1)	Percentage ownership (%)	Share of stockholders' equity (A) (3)		Carrying value (B)	Difference (B-A)
Subsidiaries:										
ATESIA	Rome		6,100	76,264	35,230	100.00%	42,714		7,177	(35,537)
CONSULTEL (in liquidation)	Rome		2,594	(3,742)	(678)	100.00%	(3,742)	(4)	-	3,742
CSELT	Turin		1,197	39,572	5,091	100.00%	39,572		5,162	(34,410)
ELETTRA TLC	Rome		20,000	93,532	34,907	100.00%	93,532		25,563	(67,969)
EMSA	Turin		1,124	74,218	38,480	100.00%	64,106		56,880	(7,226)
FINSIEL	Rome		116,132	401,059	87,121	77.19%	428,160	(5)	701,066	272,906
GOLDEN NETHERLANDS	Amsterdam	NLG (.000)	486	32	559		-		-	-
	(Holland)	Lire	427	28,293	491	39.06%	11,051		182	(10,869)
HUIT	Luxembourg	Lire	-	-	-	78.04%	609,666	(10)	98,759	(510,907)
IMMSI	Turin		220,000	266,282	2,347	45.31%	120,644		35,294	(85,350)
IREOS (in liquidation)	Rome		200	(2,592)	(394)	100.00%	(2,592)	(4)	-	2,592
IRIDIUM ITALIA	Rome		5,000	(7,293)	(47,469)	30.00%	(2,188)	(4)	-	2,188
LATIN AMERICAN NAUTILUS SA	Luxembourg	USD (.000)	60,000	59,697	(303)		-		-	-
		Lire	124,854	124,223	(630)	70.00%	86,956		92,677	5,721
MED-1 Submarine Cables	Ramat Gan	ILS (.000)	26	(18,655)	(8,100)		-		-	-
	(Israel)	Lire	54	(38,819)	(16,855)	23.17%	(8,996)		9	9,005
MEDITERRANEAN NAUTILUS S.A.	Luxembourg	USD (.000)	30	(15)	(45)		-		-	-
		Lire	62	(32)	(94)	99.97%	(32)		68	100
NETSIEL	Bari		126,000	308,195	2,056	68.65%	211,579		210,059	(1,520)
PATH NET	Rome		50,000	49,236	(281)	99.99%	49,231		49,995	764
I.T.TELECOM (formerly RESEAU)	Milan		50,000	49,604	(379)	100.00%	49,604		50,000	396
SAIAT	Turin		69,408	565,610	386,161	100.00%	565,610		89,765	(475,845)
SARITEL	Pomezia (Italy)		22,161	56,160	6,107	100.00%	56,160		34,432	(21,728)
SCUOLA SUPERIORE GUGLIELMO REISS ROMOLI	L'Aquila		3,000	4,524	518	100.00%	4,524		3,000	(1,524)
SEAT PAGINE GIALLE	Milan		548,130	3,320,410	58,868	55.20%	1,832,913		13,036,729	11,203,816
EDOTEL (formerly SIDAC)	Turin		2,000	1,779	(221)	60.00%	1,067		1,200	133
SODALIA	Trento		6,000	8,759	264	100.00%	8,759		7,914	(845)
SOFTE	Luxembourg	USD (.000)	100,000	207,900	25,275		-		-	-
		Lire	208,089	432,617	52,594	100.00%	432,617		85,076	(347,541)
STET INTERNATIONAL NETHERLAND	Amsterdam	NLG (.000)	3,562,961	14,603,966	216,630		-		-	-
	(Holland)	Lire	3,130,564	12,831,644	190,340	100.00%	12,831,644		11,034,416	(1,797,228)
TELECOM ITALIA CAPITAL	Luxembourg	USD (.000)	30	(735)	(765)		-		-	-
		Lire	62	(1,530)	(1,593)	99.97%	(1,530)		66	1,596
TELECOM ITALIA GMBH	Wien (Austria)	Ats (.000)	500	1,366	1,245		-		-	-
		Lire	70	192	175	100.00%	192		84	(108)
TELECOM ITALIA DO BRASIL	Rio de Janeiro	R$ (.000)	2,700	(2,334)	(1,961)		-		-	-
	(Brazil)	Lire	2,871,976	(2,483)	(2,086)	99.99%	(2,483)	(4)	-	2,483
TELECOM ITALIA MOBILE (6)	Turin		995,132	19,524,484	3,604,710	54.82%	8,942,476		8,299,571	(642,905)
TELECOM ITALIA of NORTH AMERICA	New York (USA)	USD (.000)	5,550	2,646	106		-		-	-
		Lire	11,549	5,506	221	100.00%	5,506		3,724	(1,782)
TELE PAYROLL SERVICES (formerly TELEPORTI)	Rome		2,500	5,609	2,088	100.00%	5,609		3,520	(2,089)
TELESOFT	Rome		40,500	115,296	11,935	60.00%	69,178		24,300	(44,878)
TELESPAZIO	Rome		184,000	278,399	22,177	100.00%	278,399		196,000	(82,399)
TELIMM	Turin		8,239	65,797	797	0.58%	382		35	(347)
TELSI	London (UK)	Euro (.000)	1,781,014	968,205	30,871		-		-	-
		Lire	3,448,524	1,874,706	59,775	100.00%	1,874,706		1,066,088	(808,618)
TI BELGIUM	Bruxelles	Euro (.000)	1,500	1,417	(83)		-		-	-
	(Belgium)	Lire	2,904	2,744	(161)	99.99%	2,744		2,904	160
TI FRANCE	Parigi (France)	Euro (.000)	8	(287)	(295)		-		-	-
		Lire	15	(555)	(570)	100.00%	(555)		15	570
TI GERMANY	Francoforte	Euro (.000)	25	(342)	(367)		-		-	-
	(Germany)	Lire	48	(661)	(710)	100.00%	(661)		49	710
TI IRELAND	Dublin	Euro	2	2	-					
	(Ireland)	Lire	-	-	-	100.00%	-		-	-
TI NETHERLANDS	Amsterdam	Euro (.000)	18	(95)	(113)		-		-	-
	(Holland)	Lire	35	(184)	(219)	100.00%	(184)		35	219
TI UNITED KINGDOM	London	Euro (.000)	2	(186)	(188)		-		-	-
	(UK)	Lire	3	(361)	(364)	100.00%	(361)		3	364
TI SWITZERLAND	Zurig (Switzerland)	Fr. Sv. (.000)	20	(383)	(403)		-		-	-
		Lire	25	(487)	(512)	95.00%	(463)		25	488
TI WEB	Luxembourg	USD (.000)	30	(1,188)	(1,218)		-		-	-
		Lire	62	(2,472)	(2,534)	99.97%	(2,471)		61	2,532
TMI TELEMEDIA INTERNAT. ITALIA	Rome		167,510	49,652	(197,105)	100.00%	49,652		49,653	1
TRAINET	Rome		1,306	1,602	(7,553)	100.00%	1,602		1,306	(296)
Consorzio GRUPPO STET PER ITALIA 90 (in liquidation)	Rome		100	100	-	80.00%	80		80	-
									35,272,942	6,528,563

2022

(continued) - List of equity investments in subsidiaries and affiliated companies at 12/31/2000

(in millions of lire)

	Registered office		Share capital (1)	Stockholders' equity (1) (2)	Income/ (loss) (1)	Percentage ownership (%)	Share of stockholders' equity (A) (3)		Carrying value (B)	Difference (B-A)
Affiliated companies:										
ANCITEL	Rome		1,895	2,917	7	9.50%	277		180	(97)
ASTELIT	Moscow (Russia)	USD (.000)	0,02	(5,544)	(606)		-		-	-
		Lire	-	(11,536)	(1,261)	50.00%	(5,768)	(4)	-	5,768
CARTESIA	Rome		2,000	1,516	(484)	50.00%	758		1,000	242
CYGENT INC.	San Fancisco	USD (.000)	11,076	4,083	(6,509)		-		-	-
	(USA)	Lire	21,347	7,869	(12,546)	24.46%	1,925		22,946	21,021
CZECHTEL (in liquidation)	Prague	K.C. (.000)	1,500	(252)	(1,002)		-		-	-
	(Czech Rep.)	Lire	80	(14)	(54)	40.00%	(6)		32	38
EUTELSAT	Paris (France)	Euro (.000)	533,770	850,112	316,342		-		-	-
		Lire	1,033,523	1,646,046	612,524	20.37%	335,259		418,575	83,316
FINTECH	Turin		50,000	46,185	(1,363)	50.00%	23,093		25,000	1,907
GEIS - GENERAL ELETTRIC INFORMATION SERVICES	Milan		2,450	2,674	(1,107)	40.00%	1,070		1,832	762
IM.SER (formerly TECNITEL)	Turin		280,000	968,162	(2,153)	40.00%	387,265		391,775	4,510
NORTEL INVERSORA	Buenos Aires	Pesos Arg. (.000)	80,943	986,000	130,000		-		-	-
	(Argentina)	Lire	168,433	2,051,760	270,516	16.59%	340,346	(7)	37,010	(303,336)
SIEMENS INFORMATICA	Milan		11,989	116,577	18,398	49.00%	57,123		7,437	(49,686)
SIOSISTEMI	Brescia		500	2,398	154	40.00%	959		6,400	5,441
SITEBA	Milan		5,000	20,506	3,935	30.00%	6,152		1,454	(4,698)
STREAM (8)	Rome		816,040	331,089	(687,205)	50.00%	165,545		194,045	28,500
STT	Verona		10,000	12,099	1,121	40.00%	4,840		4,400	(440)
VOICEMAIL (in liquidation)	Santa Clara (USA)	USD (.000)	49	49	-		-		-	-
		Lire	101	101	-	37.07%	37		-	(37)
Consorzio DREAM FACTORY (9)	Rome		750	750	-	20.00%	150		172	22
Consorzio FORMAZIONE INTERNAZIONALE	Rome		200	155	(45)	20.00%	31	(4)	40	9
Consorzio R.E.S.	Rome		600	600	-	50.00%	300		300	-
Consorzio TELCAL	Catanzaro		1,700	1,700	-	24.00%	408		408	-
Consorzio TELEMED (in liquidation)	Rome		200	193	(108)	33.33%	64		20	(44)
									1,113,026	(206,802)

(1) Taken from the latest financial statements
(2) Includes net income (loss)
(3) Net of dividends paid
(4) Covered by reserve for charges of affiliates
(5) Taken from the latest consolidated financial statements
(6) Does not include stock included in short-term financial assets
(7) At December 31, 2000, the percentage of the ordinary capital is 32.50%, while the percentage of totale stockholders' equity, taking into account the redemption of the Class A preferred, is 16.59%.
(8) First financial statements of company, not yet approved
(9) First financial statements of company, will be on December 31, 2001.
(10) The figure has been determined on the base of which approved on December 21, 2000 Huit Shareholder's Meeting.

2023



COMPARISON OF BOOK VALUE OF LISTED SHARES WITH MARKET PRICES

December 31, 2000		Market value		Carrying value		Difference	
	Shares	Unit price (in lire)	Total (millions of lire)	Unit price (in lire)	Total (millions of lire)	Unit price (in lire)	Total (millions of lire)
		(A)		(B)		(A-B)	
Long-term equity investments							
TELECOM ITALIA MOBILE							
- ordinary shares	4,695,889,519	16,564.79	77,786,423	1,767.41	8,299,571	14,797.38	69,486,852
SEAT PAGINE GIALLE							
- ordinary shares	5,724,566,278	4,598.64	26,325,226	1,853.79	10,612,137	2,744.85	15,713,089
- savings shares	326,944,623	2,664.31	871,082	7,415.91	2,424,593	(4,751.60)	(1,553,511)
	6,051,510,901		27,196,308		13,036,730		14,159,578
IMMSI	99,674,748	2,015.66	200,910	354.09	35,294	1,661.57	165,617
DMAIL	250,000	32,252.45	8,063	32,252.45	8,063	-	-
ITXC (formerly Efusion)	162,020	14,436.19	2,339	14,436.19	2,339	-	-
THE FANTASTIC CORPORATION	2,121	328,209.95	760	291,806.88	619	66,403.07	141
Short-term financial assets							
TELECOM ITALIA MOBILE							
- ordinary shares	38,192,000	16,564.79	632,642	16,564.79	632,642	-	-
AT HOME	3,004	11,509.83	35	11,509.83	35	-	-
AVICI SYSTEMS	12,396	51,241.97	635	51,241.97	635	-	-
BROADBASE SOFTWARE	9,292	13,005.58	121	13,005.58	121	-	-
DIGITAL ISLAND	56,834	8,453.62	480	8,453.62	480	-	-
FOUNDRY NETWORKS	68,716	31,213.38	2,145	31,213.38	2,145	-	-
MEDICAL LOGIC	44,698	4,812.06	215	4,812.06	215	-	-
NORTHPOINT COMMUNICATIONS	58,706	715.41	42	715.41	42	-	-
PORTAL SOFTWARE	385,538	16,322.10	6,293	16,322.10	6,293	-	-

2024

ACCOUNTS RECEIVABLE AND ACCRUED INCOME BY MATURITY AND TYPE

	12/31/2000				12/31/1999			
	Amounts due				Amounts due			
(in millions of lire)	within one year	from two to five years	after five years	Total	within one year	from two to five years	after five years	Total
Accounts receivable in long-term investments								
– subsidiaries	-	96,814	-	96,814	35,133	501,337	763,541	1,300,011
– others								
• customers	1,447	372	-	1,819	1,465	378	-	1,843
• employees	15,197	59,087	20,763	95,047	18,028	55,201	10,822	84,051
• security deposits	1,147	7,313	1,284	9,744	672	1,132	9,936	11,740
• miscellaneous	127,650	153,345	-	280,995	95,441	211,427	-	306,868
	145,441	316,931	22,047	484,419	150,739	769,475	784,299	1,704,513
Accounts receivable in current assets								
Other loans from:								
– subsidiaries	2,057,125	-	-	2,057,125	2,083,785	-	-	2,083,785
– affiliated companies	121,071	-	-	121,071	64,789	-	-	64,789
– others	1,739,478	-	-	1,739,478	8,190	-	-	8,190
	3,917,674	-	-	3,917,674	2,156,764	-	-	2,156,764
Trade receivables								
– customers	8,317,409	-	-	8,317,409	9,408,833	-	-	9,408,833
– parent companies	2,205	-	-	2,205	2,183	-	-	2,183
– subsidiaries	1,177,895	-	-	1,177,895	712,749	-	-	712,749
– affiliated companies	346,403	-	-	346,403	335,837	-	-	335,837
– other receivables due from:								
• Government and other public entities for grants and subsidies	2,450	-	-	2,450	250	-	-	250
	9,846,362	-	-	9,846,362	10,459,852	-	-	10,459,852
Other receivables								
– parent companies	134	-	-	134	301	-	-	301
– subsidiaries	1,999,651	-	-	1,999,651	1,692,477	-	-	1,692,477
– affiliated companies	345	-	-	345	4,775	-	-	4,775
– miscellaneous receivables:								
• deferred tax assets	669,227	270,262	-	939,489	187,810	157,673	-	345,483
• other	953,465	-	-	953,465	741,486	-	-	741,486
	3,622,822	270,262	-	3,893,084	2,626,849	157,673	-	2,784,522
Total accounts receivable	17,386,858	270,262	-	17,657,120	15,243,465	157,673	-	15,401,138
Accrued income	33,737	-	-	33,737	30,506	-	-	30,506

2025



LIABILITIES AND ACCRUED EXPENSES BY MATURITY AND TYPE

	12/31/2000				12/31/1999			
	Amounts due				Amounts due			
(in millions of lire)	within one year	from two to five years	after five years	Total	within one year	from two to five years	after five years	Total
Medium and long-term debt								
– debentures	-	-	281,642	281,642	-	-	824,914	824,914
– due to banks	1,074,487	4,861,360	153,350	6,089,197	1,468,254	5,621,387	503,244	7,592,885
– due to other lenders	398,389	674,745	202,833	1,275,967	339,086	1,001,265	269,454	1,609,805
	1,472,876	5,536,105	637,825	7,646,806	1,807,340	6,622,652	1,597,612	10,027,604
Short-term debt								
– due to banks	18,637,912	-	-	18,637,912	4,829,188	-	-	4,829,188
– subsidiaries	7,739,320	-	-	7,739,320	3,343,202	-	-	3,343,202
– affiliated companies	260,531	-	-	260,531	6,426	-	-	6,426
– other liabilities	2,313,161	-	-	2,313,161	41,738	-	-	41,738
	28,950,924	-	-	28,950,924	8,220,554	-	-	8,220,554
Trade payables (1)								
– suppliers	5,485,150	-	-	5,485,150	6,187,988	-	-	6,187,988
– parent companies	2,529	-	-	2,529	4,568	-	-	4,568
– subsidiaries	2,133,672	-	-	2,133,672	2,751,349	-	-	2,751,349
– affiliated companies	834,872	-	-	834,872	366,983	-	-	366,983
	8,456,223	-	-	8,456,223	9,310,888	-	-	9,310,888
Other payables								
– subsidiaries	133,571	-	-	133,571	83,999	-	-	83,999
– affiliated companies	10,680	-	-	10,680	2,634	-	-	2,634
– taxes payable	956,726	-	-	956,726	928,685	-	-	928,685
– contributions to pension and social security institutions	396,446	492,551	767,926	1,656,923	337,514	469,520	902,247	1,709,281
– other liabilities	3,341,744	6,015	303	3,348,062	4,162,469	8,663	855	4,171,987
	4,839,167	498,566	768,229	6,105,962	5,515,301	478,183	903,102	6,896,586
Total liabilities (1)	43,719,190	6,034,671	1,406,054	51,159,915	24,854,083	7,100,835	2,500,714	34,455,632
Accrued expenses	206,675	-	-	206,675	147,674	-	-	147,674

(1) Does not include advances

2026

ASSETS (in euros)

		12/31/2000			12/31/1999	
Receivables from stockholders for capital contributions			=			=
Intangibles, fixed assets and long-term investments						
INTANGIBLE ASSETS						
Industrial patents and intellectual property rights		424,113,188			615,765,350	
Concessions, licenses, trademarks and similar rights		46,526,413			58,151,866	
Goodwill		=			1,962,536	
Work in progress and advances to suppliers		640,450,618			382,375,909	
Other intangibles		77,613,582			108,221,265	
			1,188,703,801			1,166,476,926
FIXED ASSETS						
Land and buildings		1,554,485,391			4,043,115,988	
Plant and machinery		12,974,649,123			13,872,707,077	
Manufacturing and distribution equipment		40,167,221			59,647,785	
Other fixed assets		83,784,419			232,637,059	
Construction in progress and advances to suppliers		481,949,816			652,872,934	
			15,135,035,970			18,860,980,843
LONG-TERM INVESTMENTS						
Equity investments in:						
subsidiaries		18,216,954,644			4,509,319,810	
affiliated companies		574,829,758			112,103,288	
other companies		91,779,334			197,323,020	
		18,883,563,736			4,818,746,118	
Advances on future capital contributions		963,135,227			4,446,740,361	
Accounts receivable:	(*)			(*)		
subsidiaries	=	50,000,000		18,144,492	671,399,324	
other receivables	75,114,449	200,181,588		59,705,342	208,907,996	
	75,114,449	250,181,588		77,849,834	880,307,320	
Treasury stock (for an overall par value of Lire 104,978 million as at 12/31/2000)		661,359,839			=	
			20,758,240,390			10,145,793,799
Total intangibles, fixed assets and long-term investments			37,081,980,161			30,173,251,568
Current assets						
INVENTORIES						
Contract work in process		35,910,751			27,878,418	
Finished goods and merchandise:						
merchandise		41,241,715			92,470,742	
			77,152,466			120,349,160
ACCOUNTS RECEIVABLE	(* *)			(* *)		
Trade accounts receivable	=	4,295,583,552		=	4,859,256,872	
Accounts receivable from subsidiaries	=	2,703,481,780		=	2,318,380,600	
Accounts receivable from affiliated companies	=	241,608,589		=	209,372,133	
Accounts receivable from parent companies	=	1,208,129		=	1,282,606	
Other receivables due from:						
Government and other public entities for grants and subsidies	=	1,265,371		=	129,182	
deferred tax assets	139,578,674	485,205,410		81,431,309	178,426,738	
other receivables	=	1,390,789,041		=	387,175,388	
	139,578,674	1,877,259,822		81,431,309	565,731,308	
			9,119,141,872			7,954,023,519
SHORT-TERM FINANCIAL ASSETS						
Equity investments in subsidiaries		326,732,560			56,197,262	
Other equity investments		5,146,911			5,368,182	
Other securities		=			=	
			331,879,471			61,565,444
LIQUID ASSETS						
Bank and postal accounts		108,620,985			72,056,350	
Checks		4,792			474	
Cash and valuables on hand		321,590			480,472	
			108,947,367			72,537,296
Total current assets			9,637,121,176			8,208,475,419
Accrued income and prepaid expenses						
Issue discounts and similar charges		1,245,417			1,850,855	
Accrued income and other prepaid expenses		842,827,497			23,702,883	
			844,072,914			25,553,738
TOTAL ASSETS			47,563,174,251			38,407,280,725

(*) Amounts due within one year (* *) Amounts due beyond one year

2027



LIABILITIES AND STOCKHOLDERS' EQUITY (in euros)

	12/31/2000			12/31/1999		
Stockholders' equity						
Share capital			3,835,290,133			3,835,290,133
Additional paid-in capital			1,802,910,598			1,802,910,598
Reserves for inflation adjustments under						
Law No. 72 of 3.19.1983		2,481,701,583			2,481,949,778	
Law No. 413 of 12.30.1991		468,944,257			468,991,156	
			2,950,645,840			2,950,940,934
Legal reserve			524,092,652			393,677,914
Reserve for treasury stock			661,359,839			=
Other reserves:						
Reserve for accelerated depreciation		=			768,381,512	
Reserve under Law No. 342 of 11.21.2000 - article 14		888,460,271			=	
Special reserve		1,243,373,496			1,873,605,534	
Reserve for capital grants		456,616,923			440,492,773	
Miscellaneous reserves		3,792,576,213			3,700,767,189	
			6,381,026,903			6,783,267,008
Net income			2,558,662,582			2,608,294,768
			18,713,988,547			18,374,381,355
Reserves for risks and charges						
Reserves for taxes						
for taxes		141,238,258			131,437,365	
for deferred taxes		=			=	
		141,238,258			131,437,365	
Other reserves			742,466,960			510,109,749
			883,705,218			641,547,114
Reserve for employee termination indemnities			1,031,274,074			1,117,184,677
Liabilities	(**)			(**)		
Debentures	145,455,747	145,455,747		426,032,681	426,032,681	
Due to banks	2,589,881,617	12,770,486,108		3,163,108,365	6,415,465,422	
Due to other lenders	453,231,032	658,981,850		656,271,488	831,395,041	
Advances	=	1,178,192		=	961,383	
Trade accounts payable	=	2,832,843,579		=	3,195,829,002	
Accounts payable to subsidiaries	=	5,167,958,497		=	3,190,954,796	
Accounts payable to affiliated companies	=	571,244,236		=	194,209,960	
Accounts payable to parent companies	=	1,306,120		=	2,359,384	
Taxes payables	=	494,107,928		=	479,625,858	
Contributions to pension and social security institutions	650,981,941	855,729,345		708,458,553	882,769,759	
Other liabilities	3,263,182	2,923,777,887		4,915,720	2,176,207,067	
	3,842,813,519		26,423,069,489	4,958,786,807		17,795,810,353
Accrued expenses and deferred income			511,136,923			478,357,226
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			47,563,174,251			38,407,280,725

(**) Amounts due beyond one year

2028

(in euros)

	12/31/2000		12/31/1999	
Guarantees provided				
Sureties				
on behalf of subsidiaries	2,811,667,030		1,507,279,143	
on behalf of parent companies	2,043,662,328		832,023,543	
on behalf of others	(395,592,001)		153,463,644	
		4,459,737,357		2,492,766,330
Collateral provided		=		=
Purchases and sales commitments		3,494,936,506		692,776,075
Other memorandum accounts		8,993,016		3,396,764,797
TOTAL MEMORANDUM ACCOUNTS		7,963,666,879		6,582,307,202

2029



(in euros)

	2000			1999		
Production value						
Sales and service revenues			17,416,557,865			18,518,163,228
Changes in inventory of contract work in process			8,032,333			(10,440,163)
Increases in capitalized internal construction costs			11,365,047			13,671,251
Other revenue and income						
operating grants		521,559			1,361,921	
other		322,518,143			388,229,783	
			323,039,702			389,591,704
			17,758,994,947			18,910,986,020
Production cost						
Raw materials, supplies and merchandise			(404,585,633)			(606,407,056)
Services			(5,695,762,811)			(5,976,091,215)
Use of property not owned			(452,087,341)			(440,351,028)
Personnel						
wages and salaries		(2,146,293,819)			(2,217,110,150)	
social security contributions		(705,705,518)			(722,923,382)	
termination indemnities		(171,931,648)			(174,099,047)	
other costs		(64,631,836)			(76,898,392)	
			(3,088,562,821)			(3,191,030,971)
Amortization, depreciation and writedowns						
amortization of intangible assets		(600,088,830)			(647,231,266)	
depreciation of fixed assets		(3,118,775,106)			(3,363,700,827)	
other writedowns of intangibles and fixed assets		(19,433,324)			(73,491,507)	
writedowns of receivables included in current assets and liquid assets		(171,716,751)			(206,084,555)	
			(3,910,014,011)			(4,290,508,155)
Changes in inventory of raw materials, supplies and merchandise			(51,229,027)			(5,355,688)
Provisions for risks			(62,847,644)			(80,683,415)
Miscellaneous operating costs						
losses on disposals of assets		(48,727,396)			(106,633,369)	
license fee		(311,180,145)			(390,295,580)	
other miscellaneous costs		(139,131,907)			(159,064,043)	
			(499,039,448)			(655,992,992)
			(14,164,128,736)			(15,246,420,520)
Operating income			3,594,866,211			3,664,565,500
Financial income and expense						
Income from equity investments						
dividends from subsidiaries		1,056,098,275			1,014,647,068	
dividends from affiliated companies		68,618,852			3,941,673	
dividends from other companies		56,891,143			57,213,012	
other income from equity investments		607,691,982			642,419,842	
			1,789,300,252			1,718,221,595
Other financial income from						
accounts receivable included in long-term investments						
subsidiaries	4,185,566			22,570,890		
affiliated companies	3,889,736			=		
other	8,254,979			9,163,057		
		16,330,281			31,733,947	
securities, other than equity investments, included in long-term investments		=			139,310	
securities, other than equity investments, included in current assets		1,307,278			2,059	
other income						
interest and fees from subsidiaries	42,136,346			40,618,620		
interest and fees from affiliated companies	7,078,551			11,777,910		
interest and fees from others and miscellaneous income	115,756,809			75,647,204		
		164,971,706			128,043,734	
			182,609,265			159,919,050
Interest and other financial expense						
interest and fees paid to subsidiaries		(78,187,566)			(36,383,011)	
interest and fees paid to affiliated companies		(5,702,741)			(522,111)	
interest and fees paid to others and miscellaneous expense		(558,194,208)			(412,580,002)	
			(642,084,515)			(449,485,124)
Total financial income and expense			1,329,825,002			1,428,655,521

2030

(CONTINUED) (in euros)

	2000		1999	
Value adjustments to financial assets				
Writedowns of				
equity investments	(437,757,188)		(152,150,629)	
		(437,757,188)		(152,150,629)
Total value adjustments		(437,757,188)		(152,150,629)
Extraordinary income and expense				
Income				
gains on disposals	666,424,290		=	
miscellaneous	88,319,423		36,816,506	
		754,743,713		36,816,506
Expense				
losses on disposals	(9,868,941)		=	
prior years' taxes	(3,533,602)		(2,904,598)	
miscellaneous	(920,801,249)		(373,208,893)	
		(934,203,792)		(376,113,491)
Total extraordinary items		(179,460,079)		(339,296,985)
Income before taxes		4,307,473,946		4,601,773,407
Income taxes				
current taxes	(1,382,906,816)		(1,682,496,183)	
deferred taxes	(365,904,548)		(310,982,456)	
		(1,748,811,364)		(1,993,478,639)
Net income		2,558,662,582		2,608,294,768

2031



PricewaterhouseCoopers SpA

AUDITORS' REPORT IN ACCORDANCE WITH ARTICLE 156 OF LAW DECREE N° 58 DATED 24 FEBRUARY 1998

To the Shareholders of
Telecom Italia SpA

1. We have audited the financial statements of TELECOM ITALIA SpA as of December 31, 2000. These financial statements are the responsibility of Telecom Italia's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards and criteria recommended by CONSOB. Those standards and criteria require that we plan and perform the audit to obtain the necessary assurance about whether the financial statements are free of material misstatement and, taken as a whole, are presented fairly. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors. We believe that our audit provides a reasonable basis for our opinion.

   The financial statements of certain subsidiaries held directly by Telecom Italia SpA (mainly Seat Pagine Gialle SpA, Telecom Italia Mobile SpA, Huit Sarl and TI Web SA) which reflect 60 per cent of the total carrying value of "Investments in subsidiaries" and 24 per cent of total assets, and the financial statements of certain subsidiaries, held directly and indirectly, by Stet International Netherlands NV (mainly 9 Telecom Reseau SAS), have been audited by other auditors who gave us their related reports. Our opinion, expressed herein, insofar as it relates to the financial statements of those subsidiaries utilised in order to verify this valuation of the investments, is based also on the audits performed by other auditors.

   For the opinion on the financial statements of the prior period, which are presented for comparative purposes as required by law, reference is made to the report issued by Arthur Andersen SpA dated April 10, 2000.

Sede legale: Milano 20124 Via Vittor Pisani 20 Tel. 0267831 Fax 0266981433 Cap. Soc. 7.220.000.000 i.v. Reg. Imp. Milano N. 278929/1999 C.F. e P. IVA 12979880155 Iscritta all'Albo Consob – Altri uffici: **Ancona** 60123 Via Corridoni 2 Tel. 07136881 – **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 – **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 **Firenze** 50129 Viale Milton 65 Tel. 0554627100 – **Genova** 16121 Piazza Dante 7 Tel. 0105702013 – **Milano** 20122 Corso Europa 2 Tel. 0277851 – **Napoli** 80121 Piazza dei Martiri 30 Tel. 0817644441 – **Padova** 35137 Largo Europa 16 Tel. 0498762677 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 V.le Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38100 Via San Francesco 8 Tel. 0461237004 – **Treviso** 31100 Piazza Crispi 8 Tel. 0422542726 – **Udine** 33100 Via Marinoni 12 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel. 0458002561

PRICEWATERHOUSECOOPERS

3. In our opinion, the financial statements of Telecom Italia SpA as of December 31, 2000 comply with the laws governing the criteria for their preparation; accordingly, they give a true and fair view of the financial position and of the results of operations of Telecom Italia SpA.

4. We draw your attention to the following points:

   - Telecom Italia SpA has investments in subsidiaries and has consequently prepared (as required by law) group consolidated financial statements. Such consolidated financial statements represent an integral part of the annual financial statements for the purposes of providing adequate information on the financial position and the results of operations of the company and the Group. We have examined the consolidated financial statements, which, together with the audit report, have been presented with the annual financial statements.

   - For a better understanding of the financial statements, reference should be made to the information included in the notes to financial statements, in the section "Summary of significant accounting policies", regarding the accounting criteria utilised for the employee benefit obligations as required by Law no. 58/1992.

Turin, May 21, 2001

PricewaterhouseCoopers SpA

Sergio Duca
(Partner)

This report has been translated from the original, which was issued in accordance with Italian legislation.



REPORT OF THE BOARD OF STATUTORY AUDITORS TO THE STOCKHOLDERS' MEETING OF TELECOM ITALIA S.P.A. PURSUANT TO LEGISLATIVE DECREE 58/1998 ART. 153 AND ART. 2429, PARAGRAPH 3, ITALIAN CIVIL CODE

To the Stockholders,
During the year ended December 31, 2000, the Board of Statutory Auditors carried out the supervisory work required by law, taking into account the code of ethics recommended by the National Boards of Dottori Commercialisti and Ragionieri. In preparing this report, the Board also took into consideration CONSOB Instructions No. 1025564 dated April 6, 2001, No. 97001574 of February 20, 1997 and No. 98015375 dated February 27, 1998.

1. The Board of Statutory Auditors has received periodic information and data, as set forth by Legislative Decree 58/1998, art. 150, paragraph 1 and article 13 of the corporate by-laws, from the Directors at the Board of Directors' Meetings, which have always been attended by the Board of Statutory Auditors.
   The disclosure of this information shows that the most important economic, financial and equity transactions entered into by TELECOM ITALIA S.P.A. refer mainly to the merger of TIN.IT in SEAT S.P.A. (contribution of the Internet operations in TIN.IT S.P.A.; purchase of SEAT shares from HUIT II S.A.; voluntary tender offer for SEAT shares; partial demerger of TELECOM ITALIA with the transfer of TIN.IT shares to SEAT; merger by absorption of TIN.IT in SEAT), restructuring of international operations by TELECOM ITALIA (total non-proportional spin-off of STET INTERNATIONAL S.P.A. in favor of TELECOM ITALIA and TELECOM ITALIA MOBILE S.P.A.; contribution by TELECOM ITALIA of STET MOBILE HOLDING N.V. shares to TIM), purchase of TIM ordinary shares, buy-back of treasury shares, spin-off of the real estate business (contribution of the TELECOM ITALIA "Large Buildings" business segment to IM.SER S.P.A., 100%-owned by Telecom Italia; sale of 60% of IM.SER to BENI STABILI and LEHMAN BROTHERS), all of which have been exhaustively described in the Directors' report on operations and in the notes to the 2000 financial statements.
   The Board of Statutory Auditors has ascertained that the above transactions have been carried out in accordance with the law, the by-laws and the general principles of economic rationale, ensuring that such transactions were not patently imprudent, risky, with potential conflict of interests, in contrast with the resolutions passed by the Stockholders' Meetings or such as to compromise the whole of the assets of the company.

2. The Board of Statutory Auditors has not noted any unusual and/or atypical transactions entered into with third parties, related parties or intercompanies.
   The Directors, in their report on operations, disclose the major related party transactions entered into by TELECOM ITALIA Group and TELECOM ITALIA S.P.A., respectively, in paragraphs 5.7 and 6.6, to which reference should be made, also with respect to the characteristics of the transactions and their economic effects.
   The Board of Statutory Auditors has verified, with the assistance of the Internal Auditing function, that, in TELECOM ITALIA S.P.A., adequate procedures are in force and have been followed in order to ensure that the above transactions are conducted at arms' length or according to specific regulatory provisions.

3. The disclosure provided in the report on operations accompanying the statutory and consolidated financial statements, concerning transactions entered into by TELECOM ITALIA S.P.A. with related parties or intercompanies, is sufficient, taking into account the size and structure of the Company.

4. The audit firm, PRICEWATERHOUSECOOPERS S.P.A., on May 21, 2001, has issued its audit report in accordance with Legislative Decree No. 58/1998, art. 156 stating that the statutory financial statements and the consolidated financial statements at December 31, 2000 give a true and fair view of the financial position and results of operations of the Company and the Group. The report makes reference to the usual comments concerning the pension costs regulated by Law No. 58/1992.

5. The Board of Statutory Auditors received nine complaints under ex art. 2408 of the Italian Civil Code, two of which were received in early 2001, concerning certain questions relating to the Stockholders' Meetings held in 2000 and matters of a commercial nature. The Board of Statutory Auditors carried out the appropriate inquiries and ascertained that there were no omissions, censurable facts or irregularities that needed to be brought to the attention of the Stockholders' Meeting.

6. The Board of Statutory Auditors received no petitions.

7. In 2000, TELECOM ITALIA appointed PRICEWATERHOUSECOOPERS S.P.A. to perform certain work other than the legal audit of the financial statements. The fees for this work, excluding out-of-pocket expenses and VAT, are summarized below (in millions of lire):

Audit work for Global Note Program	830
Audit work for the Annual Report Form 20-F	343
Other work	513
Total	1,686

The above fees appear adequate in relation to the complexity and magnitude of the work performed.
Furthermore, on July 21, 2000, the chief judge of the Turin Courts appointed PRICEWATERHOUSECOOPERS S.P.A. as the expert, pursuant to art. 2501 quinquies of the Italian Civil Code, within the framework of the operation for the total non-proportional spin-off of STET INTERNATIONAL in favor of TELECOM ITALIA and TIM.

8. In 2000, TELECOM ITALIA did not confer any appointments to parties connected by continuous working relationships with PRICEWATERHOUSECOOPERS S.P.A..

9. In 2000, the Board of Statutory Auditors issued a specific opinion to the Board of Directors, pursuant to ex art. 2389, paragraph 2 of the Italian Civil Code, concerning the remuneration assigned to the Chairman and CEO.

10. In 2000, the meetings of the Board of Statutory Auditors numbered fourteen. The Board also attended the ordinary and extraordinary sessions of the Stockholders' Meetings and the Board of Directors' Meetings, which numbered seventeen.

11. The Board of Statutory Auditors has acquired information and monitored, as far as its responsibilities are concerned, the proper keeping of administration, through direct observation, gathering of information from those in charge of the organizational functions, pursuant to Legislative Decree No. 58/1998, ex art. 151, paragraph 2, and meetings with the audit firm of PRICEWATERHOUSECOOPERS S.P.A., for purposes of a reciprocal exchange of important information and data.



12. The Board of Statutory Auditors has acquired information and monitored, as far as its responsibilities are concerned, the adequacy of the organizational structure of the Company, now organized in Business Units.

13. The Board of Statutory Auditors has evaluated and monitored the adequacy of the internal control system. In particular, it regularly gathered information on the activities carried out, by meetings with those in charge of the Internal Auditing function and by obtaining specific documentation on a periodical basis; it also requested and obtained evidence of the steps taken to correct critical areas.
As regards self-assessment of the risk profile of corporate activities, the Company has begun two projects in the Wireline Services Business Unit. The first is already operational in 2000 and involves the application of a CRSA (Control Risk Self Assessment) method to certain corporate operational processes. The second, begun in 2001, consists of the self-assessment of the risk profile for all the major macro-processes of the Business Unit and will be completed during the current year, with subsequent updates each year thereafter.

14. The Board of Statutory Auditors has evaluated and monitored the adequacy of the and the administrative and accounting system, as well as its reliability to correctly represent the operating events, by obtaining information from those in charge of the respective functions, examining corporate documentation and reviewing the results of the work carried out by the audit firm.

15. The instructions given by TELECOM ITALIA S.p.A. to its subsidiaries, pursuant to art. 114, paragraph 2, of Legislative Decree No. 58/1998, appear adequate for purposes of fulfilling the obligation regarding communication as required by law.

16. The Board of Statutory Auditors has ascertained that the laws have been respected with regard to the preparation and formation of the statutory financial statements of TELECOM ITALIA S.P.A. and the consolidated financial statements of the Group as well as the directors' report accompanying said statements. In particular, the Group's performance by business sector and by geographical area has been presented by taking into account Consob Instruction No. 98084143 dated October 17, 1998.

17. The Company, through its own code of conduct, follows the Code of Self-discipline of the Committee for the Corporate Governance of listed companies. To this end, the Audit and Corporate Governance Committee and the Committee for the Remuneration of the Directors have been set up and are operational.

18. During the course of the foregoing monitoring activities, there were no significant facts that came to our attention such that would need to be reported to the controlling bodies or mentioned in this report.
The examination of the reports issued as set forth by Legislative Decree No. 58/1998, art. 153 and art. 156, respectively by the Board of Statutory Auditors and the audit firms of the subsidiaries of TELECOM ITALIA S.P.A., listed on regulated markets and managed by the Borsa Italiana S.p.A. (TIM, SEAT, IMMSI and BUFFETTI GROUP), show no critical areas or significant matters for attention.
As regards the alleged irregularities surrounding the acquisition, in June 1997, by STET INTERNATIONAL NETHERLANDS N.V., of a 29% stake in TELEKOM SRBIJA, the Turin

2036

judicial authorities have begun a formal inquiry and, as from February 22, 2001, have obtained documentation from TELECOM ITALIA made available by the Company in its offices in Turin and Rome.
As from February 28, 2001, Telecom Italia has also made practically the same documentation available to PRICEWATERHOUSECOOPERS S.P.A. which, on March 14, 2001, sent Consob and us, the Board of Statutory Auditors, a memorandum on the subject, with no other memo having been received since that date.
CONSOB, in its memorandum dated March 5, 2001, asked the Board of Statutory Auditors to begin an inquiry and to send the relative findings to the same Commission, with particular reference to the correctness of the disclosure made public in the 1997, 1998 and 1999 financial statements of TELECOM ITALIA as regards its investment in the affiliate TELEKOM SRBIJA.
The Board of Statutory Auditors, in close contact with PRICEWATERHOUSECOOPERS S.P.A., took advantage of the assistance of the structures of TELECOM ITALIA and kept in contact with the members of the Audit and Corporate Governance Committee. During the course of its work, the Board also proceeded to hold specific interviews with the managers in service. Lastly, the Board had direct contacts with representatives of CONSOB and a report was sent to Consob on April 12, 2001, and, more recently (May 15, 2001), an explanatory memorandum.
The report of the Board of Statutory Auditors has been drawn up by taking into account the tests carried out, as well as the information and documentation obtained in conformity with the powers held by the same Board.
The facts examined mainly regard the years 1997 and 1998. No facts have emerged as result of the above, at this time, which could refute the correctness of the statutory financial statements and the consolidated financial statements of TELECOM ITALIA at December 31, 1997, 1998 and 1999, also for the effects on the financial statements for the year ended December 31, 2000.
Lastly, it should also be pointed out that the matter is still under investigation by the judicial authorities in Turin, as mentioned above.

19. Finally, the Board of Statutory Auditors calls your attention to the resignation of the Director Avv. Angelo Benessia on April 5, 2001, and, consequently, you are called to appoint a new director to the Board.

20. As far as the Board of Statutory Auditors is concerned, having taken note of the results of the statutory financial statements for the year ended December 31, 2000, we have no objections to the proposal by the Board of Directors for the appropriation of the net income for the year.

Rome, May 21, 2001 — The Board of Statutory Auditors



REPORT OF THE BOARD OF STATUTORY AUDITORS TO THE STOCKHOLDERS' MEETING OF TELECOM ITALIA S.P.A. PURSUANT TO LEGISLATIVE DECREE 58/1998 ART. 153 AND ART. 2429, PARAGRAPH 3, ITALIAN CIVIL CODE

To the Stockholders,
During the year ended December 31, 2000, the Board of Statutory Auditors carried out the supervisory work required by law, taking into account the code of ethics recommended by the National Boards of Dottori Commercialisti and Ragionieri. In preparing this report, the Board also took into consideration Consob Instructions No. 1025564 dated April 6, 2001, No. 97001574 of February 20, 1997 and No. 98015375 dated February 27, 1998.

1. The Board of Statutory Auditors has received periodic information and data, as set forth by Legislative Decree 58/1998, art. 150, paragraph 1 and article 13 of the corporate by-laws, from the Directors at the Board of Directors' Meetings, which have always been attended by the Board of Statutory Auditors.
   The disclosure of this information shows that the most important economic, financial and equity transactions entered into by Telecom Italia S.p.A. refer mainly to the merger of Tin.it in Seat S.p.A. (contribution of the Internet operations in Tin.it S.p.A.; purchase of Seat shares from Huit II S.A.; voluntary tender offer for Seat shares; partial demerger of Telecom Italia with the transfer of Tin.it shares to Seat; merger by absorption of Tin.it in Seat), restructuring of international operations by Telecom Italia (total non-proportional spin-off of Stet International S.p.A. in favor of Telecom Italia and Telecom Italia Mobile S.p.A.; contribution by Telecom Italia of Stet Mobile Holding N.V. shares to Tim), purchase of Tim ordinary shares, buy-back of treasury shares, spin-off of the real estate business (contribution of the Telecom Italia "Large Buildings" business segment to IM.SER S.p.A., 100%-owned by Telecom Italia; sale of 60% of IM.SER to Beni Stabili and Lehman Brothers), all of which have been exhaustively described in the Directors' report on operations and in the notes to the 2000 financial statements.
   The Board of Statutory Auditors has ascertained that the above transactions have been carried out in accordance with the law, the by-laws and the general principles of economic rationale, ensuring that such transactions were not patently imprudent, risky, with potential conflict of interests, in contrast with the resolutions passed by the Stockholders' Meetings or such as to compromise the whole of the assets of the company.

2. The Board of Statutory Auditors has not noted any unusual and/or atypical transactions entered into with third parties, related parties or intercompanies.
   The Directors, in their report on operations, disclose the major related party transactions entered into by Telecom Italia Group and Telecom Italia S.p.A., respectively, in paragraphs 5.7 and 6.6, to which reference should be made, also with respect to the characteristics of the transactions and their economic effects.
   The Board of Statutory Auditors has verified, with the assistance of the Internal Auditing function, that, in Telecom Italia S.p.A., adequate procedures are in force and have been followed in order to ensure that the above transactions are conducted at arms' length or according to specific regulatory provisions.

3. The disclosure provided in the report on operations accompanying the statutory and consolidated financial statements, concerning transactions entered into by Telecom Italia S.p.A. with related parties or intercompanies, is sufficient, taking into account the size and structure of the Company.

2038

4. The audit firm, PRICEWATERHOUSECOOPERS S.P.A., on May 21, 2001, has issued its audit report in accordance with Legislative Decree No. 58/1998, art. 156 stating that the statutory financial statements and the consolidated financial statements at December 31, 2000 give a true and fair view of the financial position and results of operations of the Company and the Group. The report makes reference to the usual comments concerning the pension costs regulated by Law No. 58/1992.

5. The Board of Statutory Auditors received nine complaints under ex art. 2408 of the Italian Civil Code, two of which were received in early 2001, concerning certain questions relating to the Stockholders' Meetings held in 2000 and matters of a commercial nature. The Board of Statutory Auditors carried out the appropriate inquiries and ascertained that there were no omissions, censurable facts or irregularities that needed to be brought to the attention of the Stockholders' Meeting.

6. The Board of Statutory Auditors received no petitions.

7. In 2000, TELECOM ITALIA appointed PRICEWATERHOUSECOOPERS S.P.A. to perform certain work other than the legal audit of the financial statements. The fees for this work, excluding out-of-pocket expenses and VAT, are summarized below (in millions of lire):

Audit work for Global Note Program	830
Audit work for the Annual Report Form 20-F	343
Other work	513
Total	1,686

The above fees appear adequate in relation to the complexity and magnitude of the work performed.
Furthermore, on July 21, 2000, the chief judge of the Turin Courts appointed PRICEWATERHOUSECOOPERS S.P.A. as the expert, pursuant to art. 2501 quinquies of the Italian Civil Code, within the framework of the operation for the total non-proportional spin-off of STET INTERNATIONAL in favor of TELECOM ITALIA and TIM.

8. In 2000, TELECOM ITALIA did not confer any appointments to parties connected by continuous working relationships with PRICEWATERHOUSECOOPERS S.P.A..

9. In 2000, the Board of Statutory Auditors issued a specific opinion to the Board of Directors, pursuant to ex art. 2389, paragraph 2 of the Italian Civil Code, concerning the remuneration assigned to the Chairman and CEO.

10. In 2000, the meetings of the Board of Statutory Auditors numbered fourteen. The Board also attended the ordinary and extraordinary sessions of the Stockholders' Meetings and the Board of Directors' Meetings, which numbered seventeen.

11. The Board of Statutory Auditors has acquired information and monitored, as far as its responsibilities are concerned, the proper keeping of administration, through direct observation, gathering of information from those in charge of the organizational functions, pursuant to Legislative Decree No. 58/1998, ex art. 151, paragraph 2, and meetings with the audit firm of PRICEWATERHOUSECOOPERS S.P.A., for purposes of a reciprocal exchange of important information and data.

12. The Board of Statutory Auditors has acquired information and monitored, as far as its responsibilities are concerned, the adequacy of the organizational structure of the Company, now organized in Business Units.

13. The Board of Statutory Auditors has evaluated and monitored the adequacy of the internal control system. In particular, it regularly gathered information on the activities carried out, by meetings with those in charge of the Internal Auditing function and by obtaining specific documentation on a periodical basis; it also requested and obtained evidence of the steps taken to correct critical areas.
As regards self-assessment of the risk profile of corporate activities, the Company has begun two projects in the Wireline Services Business Unit. The first is already operational in 2000 and involves the application of a CRSA (Control Risk Self Assessment) method to certain corporate operational processes. The second, begun in 2001, consists of the self-assessment of the risk profile for all the major macro-processes of the Business Unit and will be completed during the current year, with subsequent updates each year thereafter.

14. The Board of Statutory Auditors has evaluated and monitored the adequacy of the and the administrative and accounting system, as well as its reliability to correctly represent the operating events, by obtaining information from those in charge of the respective functions, examining corporate documentation and reviewing the results of the work carried out by the audit firm.

15. The instructions given by TELECOM ITALIA S.p.A. to its subsidiaries, pursuant to art. 114, paragraph 2, of Legislative Decree No. 58/1998, appear adequate for purposes of fulfilling the obligation regarding communication as required by law.

16. The Board of Statutory Auditors has ascertained that the laws have been respected with regard to the preparation and formation of the statutory financial statements of TELECOM ITALIA S.P.A. and the consolidated financial statements of the Group as well as the directors' report accompanying said statements. In particular, the Group's performance by business sector and by geographical area has been presented by taking into account Consob Instruction No. 98084143 dated October 17, 1998.

17. The Company, through its own code of conduct, follows the Code of Self-discipline of the Committee for the Corporate Governance of listed companies. To this end, the Audit and Corporate Governance Committee and the Committee for the Remuneration of the Directors have been set up and are operational.

18. During the course of the foregoing monitoring activities, there were no significant facts that came to our attention such that would need to be reported to the controlling bodies or mentioned in this report.
The examination of the reports issued as set forth by Legislative Decree No. 58/1998, art. 153 and art. 156, respectively by the Board of Statutory Auditors and the audit firms of the subsidiaries of TELECOM ITALIA S.P.A., listed on regulated markets and managed by the Borsa Italiana S.p.A. (TIM, SEAT, IMMSI and BUFFETTI GROUP), show no critical areas or significant matters for attention.
As regards the alleged irregularities surrounding the acquisition, in June 1997, by STET INTERNATIONAL NETHERLANDS N.V., of a 29% stake in TELEKOM SRBIJA, the Turin

2040

judicial authorities have begun a formal inquiry and, as from February 22, 2001, have obtained documentation from TELECOM ITALIA made available by the Company in its offices in Turin and Rome.

As from February 28, 2001, Telecom Italia has also made practically the same documentation available to PRICEWATERHOUSECOOPERS S.P.A. which, on March 14, 2001, sent Consob and us, the Board of Statutory Auditors, a memorandum on the subject, with no other memo having been received since that date.

CONSOB, in its memorandum dated March 5, 2001, asked the Board of Statutory Auditors to begin an inquiry and to send the relative findings to the same Commission, with particular reference to the correctness of the disclosure made public in the 1997, 1998 and 1999 financial statements of TELECOM ITALIA as regards its investment in the affiliate TELEKOM SRBIJA.

The Board of Statutory Auditors, in close contact with PRICEWATERHOUSECOOPERS S.P.A., took advantage of the assistance of the structures of TELECOM ITALIA and kept in contact with the members of the Audit and Corporate Governance Committee. During the course of its work, the Board also proceeded to hold specific interviews with the managers in service. Lastly, the Board had direct contacts with representatives of CONSOB and a report was sent to Consob on April 12, 2001, and, more recently (May 15, 2001), an explanatory memorandum.

The report of the Board of Statutory Auditors has been drawn up by taking into account the tests carried out, as well as the information and documentation obtained in conformity with the powers held by the same Board.

The facts examined mainly regard the years 1997 and 1998. No facts have emerged as result of the above, at this time, which could refute the correctness of the statutory financial statements and the consolidated financial statements of TELECOM ITALIA at December 31, 1997, 1998 and 1999, also for the effects on the financial statements for the year ended December 31, 2000.

Lastly, it should also be pointed out that the matter is still under investigation by the judicial authorities in Turin, as mentioned above.

19. Finally, the Board of Statutory Auditors calls your attention to the resignation of the Director Avv. Angelo Benessia on April 5, 2001, and, consequently, you are called to appoint a new director to the Board.

20. As far as the Board of Statutory Auditors is concerned, having taken note of the results of the statutory financial statements for the year ended December 31, 2000, we have no objections to the proposal by the Board of Directors for the appropriation of the net income for the year.

Rome, May 21, 2001 The Board of Statutory Auditors

PROPOSED RESOLUTIONS

The Shareholders' Meeting is convened on June 12, 2001 at 10.00 hours at the registered office of the Company – in Turin in Via Bertola, 34 – and, if necessary, on June 13, 2001 at the same time and place

FINANCIAL STATEMENTS AND APPROPRIATION OF NET INCOME FOR 2000; PERTINENT AND RELATED RESOLUTIONS

To our Shareholders

The financial statements of Telecom Italia S.p.A. for the year 2000 show a net income of Lire 4,954,261,597,624, which is basically in line with the figure for last year (Lire 5,050,362,910,293), reflecting a trend that has been illustrated in detail in the report on operations.

Thanks to this result, a unit dividend per ordinary share of Lire 605 is proposed (compared to the figure of Lire 603 effectively paid last year, inclusive of the increase stemming from the proportional allocation of net income accruing on treasury stock held in the Company's portfolio), as well as the preferential dividend due on savings shares. In this respect, it should be borne in mind that the nominal value of Telecom Italia shares benefited from a gratuitous increase following the re-denomination of the share capital in Euro approved by the Extraordinary Shareholders' Meeting held on May 3, 2001. This gave rise to an increase in the rights pertaining to savings shares, inasmuch as they are linked on a percentage basis to the nominal value of the stock, which was rounded off from Lire 1,000 to Euro 0.55. In particular, the extra dividend due on savings shares increased from Lire 20 to 0.011 Euro (Lire 22) per share.

Furthermore, the conversion of the share capital into Euro has given rise to the cancellation of own savings shares held in the Company's portfolio and consequently to a reduction in the total number of shares. Against this, a contrary variation is liable to come about as a result of issuing new ordinary shares in connection with the portion of the share capital increase deliberated by the Board of Directors on December 17, 1999, which is susceptible to implementation before the Shareholders' Meeting approving the financial statements is held.

With regard to the offer for the voluntary conversion of savings shares into ordinary shares at a ratio of one ordinary share (regular dividend) for each savings share (regular dividend), which was also examined by the aforementioned Extraordinary Shareholders' Meeting, this will in no way affect payment of the 2000 dividend. When the report illustrating the operation was issued, it was in fact made clear that the eventual conversion offer will in any case be carried out following modalities that will allow those who agree to collect the dividend for the year ended December 31, 2000.

To better clarify the proposal for allocating the year's net income, emphasis should also be laid on a special reserve for a figure corresponding to 3% of the quotas of the TFR (reserve for employee termination indemnities) destined for supplementary pension funds (Telemaco and Fontedir), in such a way as to obtain an equivalent deduction for the purposes of determining IRPEG (corporate income tax) income for the year, as permitted by Legislative Decree 124/1993. The reserve thus set up will benefit from the tax suspension facility.

Finally, it should be stressed that access to the subsidies envisaged by Law 488/1992 – in connection with projects for investments in the regions of Southern Italy presented by the Company during the course of the year 2000 for a total figure of Lire 270,800 million – is subject, inter alia, to contributions of own resources (this may come in the form of net income for the year set aside as accelerated depreciation in the form of a special reserve for the entire duration of the special-term programmes) for a figure of Lire 229,792 million. To this end, it will be necessary to tie up a corresponding amount of the reserve for accelerated depreciation set up in the course of the year when applications to the Ministry of Industry, Trade and Crafts were presented.

2043



In the light of the above, we submit to your approval the following

Agenda

The Ordinary Shareholders' Meeting of Telecom Italia S.p.A.

- after examining the financial statements of the Company for the year ended December 31, 2000;
- after examining the report on operations accompanying the financial statements;
- after acknowledging the report provided by the Board of Statutory Auditors and audit firm PricewaterhouseCoopers S.p.A.;
- in consideration of the conversion of the share capital into Euro approved by the Extraordinary Shareholders' Meeting held on May 3, 2001,
  - rounding off the nominal value of ordinary and savings shares from Lire 1,000 to Euro 0.55 for each share and consequently gratuitously increasing the share capital;
  - by means – inter alia – of cancelling 112,998,070 own savings shares held in the Company's portfolio, with a consequent reduction in the number of savings shares to 2,053,122,025;
- bearing in mind that the capital increase referred to in Article 6, paragraph 3, of the By-laws deliberated by the Board of Directors on December 17, 1999 (exercising the power referred to in Article 6, paragraph 2, of the By-laws) is susceptible to being partially implemented before the date on which the Extraordinary Shareholders' Meeting called to approve this deliberation is to be held, in such a way as to increase the number of ordinary shares with a regular dividend to a maximum of 5,265,792,031;
- in view of the advisability of benefiting from the tax relief envisaged by Legislative Decree 124/1993, by setting aside in a special reserve a figure corresponding to 3% of the TFR quotas earmarked for supplementary social security funds (for a total figure of Lire 327,810,645);
- in acknowledgement of applications for special financial terms, pursuant to Law 488/1992, presented by the Company to the Ministry of Industry, Trade and Crafts in the course of the year 2000, which envisage contributions of own resources – partly in the form of net income for the year set aside as accelerated depreciation in a special reserve for the entire duration of the investment projects hereinafter – for a figure of Lire 229,792 million, in exchange for investment projects in the regions of Southern Italy for a total figure of Lire 270,800 million.

resolves

1. to approve the report on operations drawn up by the Board of Directors, the balance sheet, the statements of income and the notes to the annual financial statements of Telecom Italia S.p.A. for the year ended on December 31, 2000, which shows a net income of Lire 4,954,261,597,624;
2. to appropriate the aforesaid net income as follows:
   - Lire 247,713,079,881 (corresponding to 5% of the net income generated) to the legal reserve;
   - Lire 327,810,645 to the "Reserve pursuant to Legislative Decree 124/1993";
   - A maximum of Lire 4,473,111,688,430 (corresponding to 90.3% of the net income) to be distributed in the form of a dividend of Lire 605 for each of the maximum total number of 7,318,914,056 shares existing as of the date of detaching the coupon, in addition to a further increase in the dividend due to the 2,063,122,025 savings shares of Lire 22 for each share;

2044

- To the reserve for accelerated depreciation the minimum remainder of Lire 233,109,018,668 (corresponding to 4.7% of the net income generated), a maximum of Lire 229,792 million of which is tied up pursuant to Law 488/1992, subject to effectively obtaining the relevant special terms referred to in the introduction.

Any net income not distributed in the form of a dividend as a result of failure to fully subscribe the portion of the capital increase referred to in Article 6, paragraph 3, of the By-laws, which is presently liable to subscription, will be transferred to the reserve for accelerated depreciation;

3. to authorise the Board of Directors – and the Chairman of the Board on its behalf – to ascertain in due course the exact extent
   - of the total amount of the dividend due to be effectively distributed,
   - of the net income for 2000 earmarked for the reserve for accelerated depreciation; and
   - of the part of the aforesaid reserve tied up pursuant to Law 488/1992;
4. to pay the dividend as from June 21, 2001, detaching the coupon on June 18, 2001.

On the basis of Article 14 of Presidential Decree DPR 917 of December 22, 1986 and subsequent amendments, the total dividend will give shareholders a tax credit of 58.73% which can be used in full and without limitation.



APPOINTMENT OF A DIRECTOR

To our Shareholders
You are here also requested to appoint a Director to replace Mr. Angelo Benessia, who has resigned.

The Board of Directors invites the Shareholders' Meeting,
- after acknowledging the lapsing of a Director;
- in consideration of the deliberation passed by the Ordinary Shareholders' Meeting held on June 28, 1999, which amongst other things set at thirteen the number of members of the Company's Board of Directors and established that the duration of their mandate should be three financial years, and therefore until such time as the financial statements for the year ending on December 31, 2001 are approved;

to appoint a Board Director of the Company, whose mandate will expire together with that of the Directors currently in office and will therefore last until such time as the financial statements for the year ending on December 31, 2001 are approved.

2046

RE-DETERMINING THE REMUNERATION DUE TO DIRECTORS AND AUDITORS; PERTINENT AND RELATED RESOLUTIONS

To our Shareholders
In this Meeting you are also asked to express your opinion with regard to the proposal to re-determine the remuneration due to the Corporate Bodies of Telecom Italia. The Group re-organisation process and the value creation schemes undertaken at all levels call for a special commitment in terms of management, guidance and control. Extraordinary operations have increased not only in number but also in terms of their dimension and complexity. At the same time routine business operations have had to cope with structural transformations in progress and with ever more challenging budget objectives, often in an unfavourable market framework.
In addition to the specific, ongoing commitment of the Chairman and Chief Executive Officer (remunerated separately, pursuant to Article 2389, paragraph 2, of the Civil Code), the number of meetings held by the Governing Body provides indirect but clear proof of all this. During 2000, the Board of Directors met seventeen times. If we also consider the time that Directors have to dedicate to preparing and examining the matters up for discussion in board meetings and shareholders' meetings and if we consider the fact that certain directors take part in the committees set up within the Board in order to optimise the corporate governance of both the Company and the Group, it would seem reasonable to propose a revision of the total annual remuneration of your Directors, solely in respect of the last of the three years in office.
The proposal submitted to your attention is therefore to re-determine, for the aforesaid period, the total remuneration of Lire two billion established by the Shareholders' Meeting held on June 28, 1999 at a figure of Lire three billion.
For similar reasons it is also proposed that, for the last two years in office, the remuneration already established for the Auditors' Committee by the Shareholders' Meeting held on July 3, 2000, which recommended that the Chairman's annual remuneration be set at a figure of Lire 225 million and that of each regular auditor at Lire 150 million, should also be correspondingly revised. The increased commitment required of Directors has also given rise to more work for the Controlling Body, whose members – all of whom have the professional and honourable requisites envisaged by Decree 162, March 30, 2000 of the Ministry of Justice and as such are qualified to continue exercising the mandate they have received – are under a duty to take part in Shareholders' Meetings of the Company and in Board Meetings. On top of this they are also expected - in periodical meetings and special checks and inspections carried out at the Company – to perform the surveillance and examination duties assigned to them by regulations, with special reference to listed companies. During the course of 2000, as well as taking part in shareholders' meetings and board meetings, the Auditors' Committee held fourteen meetings.
It is therefore proposed to re-determine, for each of the last two years of their assignment, the remuneration reserved for the Committee at a figure of Lire 300 million for the Chairman and Lire 225 million for each regular auditor, granting them an identical annual increase of Lire 75 million.

In view of the above, we therefore ask you to approve the following deliberations.

Re-determining the remuneration due to Directors

In the light of the issues raised in the explanatory report, we submit to your approval the following

Agenda

The Shareholders' Meeting of Telecom Italia S.p.A.
- after examining the explanatory report issued by the Board of Directors,
- in view of the decisions adopted by the Ordinary Shareholders' Meeting held on June 28, 1999,

resolves

to re-determine the total annual remuneration due to the Board of Directors pursuant to Article 2389, paragraph 1, of the Civil Code, for the remaining duration of the assignment and as from the year of assignment subsequent to the year in progress, at a figure of Lire 3 billion to be split between its members in accordance with deliberations to be adopted by the Board, in addition to reimbursement of out-of-pocket expenses incurred in performing their duties.

Re-determining the remuneration due to Statutory Auditors

In the light of the issues raised in the explanatory report, we submit to your approval the following

Agenda

The Shareholders' Meeting of Telecom Italia S.p.A.
- after examining the explanatory report issued by the Board of Directors,
- in view of the decisions adopted by the Ordinary Shareholders' Meeting held on July 3, 2000,

resolves

to re-determine the remuneration due to members of the Auditors' Committee, for the second and third year of their assignment, at a gross annual figure of Lire 225 million for each Regular Auditor and at a gross annual figure of Lire 300 million for the Chairman of the Auditors' Committee, in addition to reimbursement of out-of-pocket expenses incurred in performing their duties.

2048

APPOINTING THE INDEPENDENT AUDIT FIRM; REVOCATION AND CONFERRAL OF A NEW ASSIGNMENT

To our Shareholders
In this Meeting you are asked to deliberate in respect of revoking the audit assignment conferred on PricewaterhouseCoopers S.p.A. for the three-year period 2000-2002 by the Shareholders' Meeting held on June 28, 1999.
The reasons why the Board has decided to make this proposal are as follows:

- as the audit assignment conferred by the parent company Olivetti S.p.A. on PricewaterhouseCoopers was due to expire at the close of the 2000 financial year, on July 4, 2000 the Shareholders' Meeting of the Group Leader conferred an audit assignment for the three-year period 2001-2003 on Reconta Ernst & Young S.p.A.;
- audit principles require that, in cases of corporate groups, the audit firm of the group leader should carry out the audit of the group's most important entities in terms of the nature of operations, in such a way that it can act as main group audit firm and express a professional evaluation of the financial statements in their entirety. For this reason, but partly also in order to optimise and simplify audit operations, Reconta Ernst & Young has been selected as the audit firm for the majority of Olivetti Group companies.

In view of the above, in accordance with Article 159, paragraph 2, of Legislative Decree 58/1998, the case in point is one of "revocation on just grounds" of the assignment previously conferred on PricewaterhouseCoopers, in view of the fact that otherwise Reconta Ernst & Young could not be qualified as the main audit firm in the framework of the Olivetti Group. The early extinction of the contract with PricewaterhouseCoopers is moreover already envisaged in the contract signed with Telecom Italia in September 1999.
Following the revocation, it will therefore be necessary to proceed with a new audit assignment for the three-year period 2001-2003.
In the light of a) the determinations of the Group Leader, which has conferred Reconta Ernst & Young assignments for auditing its financial statements and half-year reports on Reconta Ernst & Young and, therefore, b) the need to ensure that it Reconta Ernst & Young is appointed as main audit firm in the framework of the Olivetti Group, your Board of Directors considers that the audit firm in question should also be given equivalent audit assignments for Telecom Italia.
The proposal presented by Reconta Ernst & Young – a highly prestigious audit firm – is competitive in economic, technical and quality terms. The consideration requested is in line with that previously established with the outgoing audit firm PricewaterhouseCoopers. Here is a resume of the proposal for professional services for each year of the three-year period 2001-2003:

Document	Extent of audit	Duration of assignment	No. hours (for each year of 3-year period)	Annual consideration (Lire)	Annual consideration (Euro)
Financial statements	full audit	2001/2003	10,000	909,000,000	469,459.32
Consolidated financial statements	full audit	2001/2003	350	36,000,000	18,592.45
Half-year report in individual and consolidated form	limited review	2001/2003	1,200	109,000,000	56,293.80
Total			11,550	1,054,000,000	544,345.57

The figures shown do not include direct expenses or administrative costs and VAT. The surveillance contribution that the audit firm has to pay to Consob will not be re-debited. No mechanism is envisaged in order to adjust the fees to changes in the rate of inflation occurring during the 3-year period.

 

The hours and remuneration relating to the accounting audit of the financial statements also include those pertaining to the activities referred to in Article 155, paragraph 1, letter a) of Legislative Decree 58/1998 concerning checks during the year on regular corporate bookkeeping and on accurate representations of operations in accounting entries.
The fees will only be later adjusted by the Company's Shareholders' Meeting if during the course of the assignment exceptional and unforeseeable events occur such as to make it necessary to adjust the initially agreed consideration, in compliance with the criteria indicated in Consob communication 96003556 of April 18, 1996.

In view of the above, we submit to your approval the following

Agenda

The Shareholders' Meeting of Telecom Italia S.p.A.,

- after examining the explanatory report issued by the Board of Directors,
- after acknowledging the opinions of the Auditors' Committee on (i) the revocation on just grounds of the audit assignment conferred on PricewaterhouseCoopers S.p.A. for the 3-year period 2000-2002 by the Ordinary Shareholders' Meeting held on June 28, 1999 and (ii) the conferral of the new audit assignment,

resolves

1. to revoke – pursuant to Article 159, paragraph 2, of Legislative Decree 58/1998 - the audit assignment previously assigned to PricewaterhouseCoopers S.p.A. for the 3-year period 2000-2002 by the Ordinary Shareholders' Meeting held on June 28, 1999;
2. in accordance with Article 159 of Legislative Decree 58/1998, to confer on Reconta Ernst & Young S.p.A. (listed in the special Register of Audit Firms) an assignment for the accounting audit of the financial statements of Telecom Italia S.p.A. and the consolidated financial statements of the Telecom Italia Group for the 3-year period 2001-2003, determining the consideration due to the said audit firm for each of the financial years as follows: Lire 909,000,000 (corresponding to Euro 469,459.32) for the financial statements of Telecom Italia S.p.A. and Lire 36,000,000 (corresponding to Euro 18,592.45) for the consolidated financial statements of Telecom Italia Group;
3. in accordance with Consob Communication 97001574 of February 20, 1997, to confer on Reconta Ernst & Young S.p.A. an assignment in respect of the limited accounting audit of the half-year statement in individual and consolidated form of Telecom Italia S.p.A. for the 3-year period 2001-2003, determining the consideration due to the said audit firm for each of the aforementioned years at a figure of Lire 109,000,000 (corresponding to Euro 56,293.80);
4. to establish that the consideration referred to above in points 2 and 3 will only be later adjusted by the Company's Shareholders' Meeting if in the course of the assignment exceptional or unforeseeable circumstances arise such as to make it necessary to adjust the initially envisaged consideration, in compliance with the criteria indicated in Consob communication 96003556 of April 18, 1996.

2050

OPINION ON THE PROPOSED REVOCATION OF THE AUDIT APPOINTMENT

To the Stockholders,
The Board of Statutory Auditors of Telecom Italia S.p.A.,

Having stated

- that the statutory financial statements and the consolidated financial statements for the year ended December 31, 2000 of Telecom Italia have been audited by PricewaterhouseCoopers S.p.A. on the basis of the appointment conferred by the Stockholders' Meeting of June 28, 1999 for the three years 2000-2001-2002,
- that on July 4, 2000, the Stockholders' Meeting of OLIVETTI appointed RECONTA ERNST & YOUNG S.P.A. to audit the financial statements for the three years 2001-2002-2003,
- that the early termination of the relationship had already been provided for in the contract between PRICEWATERHOUSECOOPERS S.P.A. and TELECOM ITALIA in September 1999, in order to allow TELECOM ITALIA to make the appointment of the same audit firm as the parent company OLIVETTI,

Notes

- that, on the basis of the decision taken by the parent company OLIVETTI, RECONTA ERNST & YOUNG is the principal auditor of OLIVETTI GROUP for the three years 2001-2002-2003,
- that the auditing standards recommended by Consob require that, in the case of a corporate group, the auditors of the parent company, so that they may act as the principal auditors of the group and express a professional opinion on the financial statements taken as a whole, should perform the audit of the most significant enterprises of the group in terms of operations,

Expresses

a favorable opinion for the revocation for a legitimate reason of the appointment previously conferred to PRICEWATERHOUSECOOPERS S.P.A., in accordance with Legislative Decree No. 58/1998, art. 159, paragraph 2, since – failing to do so – RECONTA ERNST & YOUNG would not be considered as the principal auditors of the OLIVETTI GROUP.

Rome, May 21, 2001 The Board of Statutory Auditors



OPINION ON THE PROPOSED APPOINTMENT OF THE AUDIT FIRM

To the Stockholders,
The Board of Statutory Auditors of TELECOM ITALIA S.P.A.,

Having stated

- that the Stockholders' Meeting of the parent company Olivetti has, on July 4, 2000, appointed RECONTA ERNST & YOUNG S.P.A. as the audit firm for the three years 2001-2002-2003
- that, for the reason indicated in the previous point, the audit appointment conferred for the years 2000-2001-2002 to PRICEWATERHOUSECOOPERS by the TELECOM ITALIA Stockholders' Meeting held on June 28, 1999 is revoked for a legitimate reason according to Legislative Decree No. 58/1998, art. 159, paragraph 2,
- that the Board of Directors of TELECOM ITALIA has voted on March 30, 2001 to propose to appoint RECONTA ERNST & YOUNG S.P.A. as the auditors of the financial statements of TELECOM ITALIA S.P.A. and the consolidated financial statements of TELECOM ITALIA GROUP for the years 2001-2002-2003, for purposes of ensuring that the audit firm maintains its position as the principal auditors of OLIVETTI GROUP,
- that, to this end, an ordinary Stockholders' Meeting has been called by TELECOM ITALIA to pass the related resolution pursuant Legislative Decree No. 58/1998, art. 159,

Having seen

Legislative Decree No. 58/1998, art. 159, paragraph 1 and art. 80 of the Rules issued by Consob under Resolution No. 11971 of May 14, 1999 and successive amendments

Having examined

the proposal by the audit firm of RECONTA ERNST & YOUNG S.P.A. formulated on March 12, 2001,

Notes

- that said proposal contains the audit plan of the statutory financial statements and consolidated financial statements for the years 2001-2002-2003 for purposes of expressing an opinion pursuant to Legislative Decree No. 58/1998, art. 156 and that such plan is adequate and complete,
- that such proposal contains a description of the procedures used to perform the tests pursuant to Legislative Decree No. 58/1998, art. 155, paragraph 1, letters a) and b) and that such procedures are adequate,
- that the audit firm in question has the requisites of independence called for by law and that there are no situations of incompatibility existing at this time,
- that the audit firm in question has an organization and technical resources sufficient for the size and complexity of the work to be carried out,
- that the fees requested are congruous,
- that, the Audit and Corporate Governance Committee also maintained, in its report presented to the Board of Directors at the time of the approval of the financial statements, that the proposal formulated by RECONTA ERNST & YOUNG S.P.A. is consistent with the standards and the normal conditions applied by the leading audit firms,

Expresses

- a favorable opinion, pursuant to Legislative Decree No. 58/1998, art. 159, paragraph 1, for the appointment of RECONTA ERNST & YOUNG S.P.A. as auditors of the statutory financial statements and the consolidated financial statements for the three years 2001-2002-2003, in conformity with the proposal by the same on March 12, 2001,
- a favorable opinion, as regards the appointment of RECONTA ERNST & YOUNG S.P.A. as auditors of the limited review of the six-month report on the interim statutory financial statements and the interim consolidated financial statements of TELECOM ITALIA for the three years 2001-2002-2003, in accordance Consob Instruction No. 97001574 of February 20, 1997.

Rome, May 21, 2001 | The Board of Statutory Auditors

2052

GIVING THE BOARD OF DIRECTORS THE POWER TO INCREASE THE SHARE CAPITAL IN SUPPORT OF *STOCK OPTION* INITIATIVES; AMENDING ARTICLE 6 OF THE BY-LAWS; PERTINENT AND RELATED RESOLUTIONS

To our Shareholders,

You have been called in extraordinary session to examine, amongst other things, the proposal to give the Board of Directors a fresh power to increase the share capital against payment, with a surcharge, reserving the increase – in accordance with the combined provisions of Articles 2443 and 2441, final paragraph, of the Civil Code and Article 134 of Legislative Decree 58 of February 24, 1998 – for senior managers and other employees of the Company or of parent companies and subsidiaries, who have particular responsibilities and/or skills of relevance to the success of the Company and the Group from a strategic and/or economic angle. Like the previous power originally granted by the Extraordinary Shareholders' Meeting held on December 15, 1998 – which was exercised virtually in full servicing the stock option plans already launched – the proposed power sets out to endow Telecom Italia with a further effective incentive and retention instrument directed towards valued resources for the Company and Group, thereby reflecting general practice at both the national and international level.

The most suitable method of reaching this objective would appear to be to grant subscription rights on newly issued ordinary shares that cannot be transferred *inter vivos ("Options")*, in accordance with the combined provisions of Article 2441, final paragraph, of the Civil Code and of Article 134 of Legislative Decree 58/1988. The price at which the said rights are exercised cannot be lower than the nominal value of the shares and will be established by the Board of Directors, after taking account of the applicable fiscal conditions.

In view of its objectives and characteristics, it is felt that the operation will have a positive impact on company operations, as it will encourage the resources most involved in creating the Company's value to give their best efforts. This will produce positive effects in terms of achieving the planned objectives and it will also favour the performance of the Company's stocks in the market.

If we consider the best interests of the Company and its shareholders, the proposed operation will give rise to exclusion of the option right in relation to a maximum capital increase to the order of approx. 1% of its current total figure.

The initiative may be divided into various plans aimed at managers and other employees of the Company or of parent companies and subsidiaries, who have special responsibilities and/or skills of relevance to the success of the Company and the Group from a strategic and/or economic angle and who will be individually selected by the Board of Directors.

The plans will be implemented in the form of one or more tranches of share capital increases approved by the Board of Directors pursuant to Article 2443 of the Civil Code.

The Board of Directors will establish, also by special rules of implementation, a) the characteristics, terms, conditions and modalities in respect of implementing the plan (or plans) and exercising the Options and b) anything else that may be necessary and advisable with a view to implementing the said plans.

It is also proposed that the duration of the power conferred on the Directors should be set at the maximum period referred to in Article 2443 of the Civil Code, i.e. five years from the date on which this resolution is approved.

In view of the time-span of the power, it is also considered appropriate to set the maximum number of newly issued ordinary shares at 73,000,000, which corresponds to a nominal increase in the share capital of approximately 1% of the current total amount. This will be



subscribed with the surcharge established by the Board of Directors from time to time, whilst also bearing in mind, as previously indicated, the applicable fiscal conditions.
In view of the above, we submit to your approval the following

Agenda

The Extraordinary Shareholders' Meeting of Telecom Italia S.p.A.

- after examining the explanatory report issued by the Board of Directors; and
- in view of the certification of the Auditors' Committee attesting that the current share capital is fully paid in;

resolves

1. to grant the Board of Directors – for a maximum period of five years from the date of this deliberation, pursuant to Article 2443, paragraph two, of the Civil Code – the power to increase the share capital against payment, in one or more instalments, for a maximum nominal figure of Euro 40,150,000 by issuing a maximum of 73,000,000 ordinary shares, with regular dividend, to be offered for subscription to senior managers and other managers of Telecom Italia S.p.A. or parent companies and subsidiaries – who are to be selected individually by the Board of Directors – excluding the right of option in accordance with the combined provisions of Article 2441, final paragraph, of the Civil Code and Article 134 of Legislative Decree 58 of February 24, 1998. Rights to subscribe these shares will be personal and non-transferable *inter vivos*. The resolutions of the Board of Directors will set a special deadline for subscribing the shares and will envisage that, if the deliberated increase is not subscribed within this deadline, the capital will be increased by a figure equivalent to the subscriptions collected within the deadline;
2. to amend Article 6 of the By-laws by adding the following text as the final paragraph: "The Extraordinary Shareholders' Meeting held on ... June 2001 has granted the Board of Directors – for a maximum period of five years from the date of the shareholders' resolution approving the mandate – the right to increase the share capital against payment in one or more instalments by a maximum nominal figure of Euro 40,150,000 by issuing a maximum of 73,000,000 ordinary shares, with regular dividend, to be offered for subscription to senior managers and other employees of Telecom Italia S.p.A. or parent companies and subsidiaries – who are to be selected individually by the Board of Directors – excluding the right of option in accordance with the combined provisions of Article 2441, final paragraph, of the Civil Code and Article 134 of Legislative Decree 58 of February 24, 1998. Rights to subscribe these shares will be personal and non-transferable *inter vivos*. The resolutions of the Board of Directors will set a special deadline for subscribing the shares and will envisage that, if the deliberated increase is not subscribed within this deadline, the capital will be increased by a figure equivalent to the subscriptions collected within the deadline";
3. to reserve the capital increase to be deliberated by the Board of Directors in one or more instalments, on the basis of the power referred to in point 1, to implementing one or more stock option plans aimed at senior managers and other employees of Telecom Italia S.p.A. or parent companies and subsidiaries – in accordance with any provisions that may be laid down in any special regulation(s) - who will be selected individually by the Board of Directors;

2044

4. to authorise the Board of Directors, with reference to the aforementioned power to increase the share capital, to determine the price at which the shares are issued, bearing in mind the relevant fiscal provisions and in any case at a unit figure no lower than the nominal value;
5. to authorise the Board of Directors to draw up one or more rules of implementation reflecting the various stock option plans;
6. to empower the Board of Directors, and on its behalf, the Chairman and Deputy Chairman, if needs be on a separate basis:
   - to amend, whenever necessary, Article 6 of the By-laws as a result of the deliberations, execution and finalisation of the capital increase as authorised above, arranging to this end to comply with any formalities and public notices envisaged by the law;
   - to meet any other formality required in order that the approved deliberations are registered in the Register of Companies, accepting and introducing in them any non-substantial changes, additions or cancellations that may be requested or recommended by the competent Authorities.



AMENDING ARTICLE 9, PARAGRAPH 2, OF THE BYLAWS, FOLLOWING THE WITHDRAWAL OF THE PREVIOUS AUTHORISATION AND THE DELEGATION OF RENEWED POWERS TO THE BOARD OF DIRECTORS TO ISSUE DEBENTURES PURSUANT TO ARTICLE 2420 TER OF THE ITALIAN CIVIL CODE; AMENDING ARTICLE 12, PARAGRAPH 4 (PROCEDURES REGULATING THE HOLDING OF BOARD MEETINGS) AND ARTICLE 17 (APPOINTMENT OF THE AUDITORS' COMMITTEE) OF THE BYLAWS; PERTINENT AND RELATED RESOLUTIONS

To our Shareholders
The Extraordinary Shareholders' Meeting provides an opportunity to deal with a series of amendments aimed at updating the by-laws in such a way as to take account of (i) regulatory developments and (ii) the need to endow Telecom Italia with instruments geared to ensure maximum flexibility in operations in the face of rapidly changing markets.
In this spirit, you are asked to revise the clauses concerning the appointment of the Auditors' Committee (Article 17), the withdrawal of the current power on the Board of Directors to issue debentures – insofar as it has not been used – and its renewal (Article 9, paragraph 2, of the By-laws), and you are also asked to redefine procedures regulating the holding of board meetings (Article 12, paragraph 4, of the By-laws).

Auditors' Committee

As far as the Auditors' Committee is concerned, in Ministerial Decree DM 162 of March 30, 2000 the Ministry of Justice, in conjunction with the Ministry for Budget and Economic Planning – after consulting Consob, Banca d'Italia and ISVAP – approved "Regulations containing rules for establishing the professional and honourable requisites of members of the auditors' committee of listed companies, to be issued on the basis of Article 148 of Legislative Decree 58 of February 24, 1996".
The measure directly regulates honourable requisites and confirms the previous requisite of professionalism which consists of exercising the activity of legally auditing accounts, this being required for a period of no less than three years; in particular, at least one or two regular auditors must meet this requisite (as well as one supply auditor), depending on whether the committee consists of three or more members. Since the regular and supply auditors of Telecom Italia have the aforesaid requisites, they can all therefore remain in office and duly proceed with the 3-year mandate conferred on them by the Ordinary Shareholders' Meeting held on July 3, 2000.
However, the same measure introduces other requisites qualifying the professionalism of auditors to be elected, in relation to the quota not reserved for official accounting auditors. In particular, alternative professional requisites to the activity of exercising the activity of legally auditing accounts have been envisaged. These include – in addition to administration, audit or management experience with joint-stock companies with a share capital of no less than Euro two million – experience for at least 3 years exercising "professional activities and full-time university teaching in legal, economic, financial and technical/scientific subjects closely linked to the enterprise's activity" or alternatively "management duties with public entities or administrations operating in the banking, financial and insurance sectors or in sectors closely linked to the enterprise's activity" (see Article 1, paragraph 2, letters b and c, of the Ministerial Decree). In this respect, the description of the subjects and sectors of activity closely linked to the enterprise's activity referred to above is left to the discretion of the by-laws, and you are therefore asked to approve amendments of the By-laws on this point.

2046

In view of the fact that the presence in the Auditors' Committees of a minimum number of Auditors having the specific requisite of professionalism pertaining to the activity of legally auditing accounts (Article 1, paragraph 1, of the Ministerial Decree) must be guaranteed, amending the By-laws to the new rules also means that the clauses relating to procedures regulating the appointment of the Auditors' Committee will have to be integrated.

Power to issue debentures

As far as the power to issue debentures is concerned, this will be a question of confirming the solution already adopted by the Extraordinary Shareholders' Meeting held on April 30, 1997, whilst also bearing in mind the fact that the existing power expires in April 2002. To this end, it is proposed that this power should be withdrawn insofar as it has not been used and at the same time that a new power should be conferred guaranteeing the maximum possible extension of the power in terms of duration (five years from the time the resolution is passed), subject-matter (convertible and non-convertible debentures) and quantity (the maximum limits envisaged by current rules).

Procedures regulating the holding of board meetings

As far as procedures regulating the holding of board meetings are concerned, the proposed solution is the logical consequence of the choice previously made, by including in the By-laws the possibility of making use of the video-conference facility. Practice has confirmed how very useful this instrument has been - especially at a time when so many meetings of the Board of Directors are being held - as a result of the corporate governance policies adopted by Telecom Italia. You are therefore asked to allow for meetings to be held also using the audio-conference facility, whilst maintaining the necessary precautions in terms of identifying those taking part and guaranteeing an effective debate.
The comparative exposition of the by-law articles for which amendments are proposed – pursuant to Consob Resolution 11971/1999 – is shown in the text of the proposed resolution set forth hereafter.

In view of the above, you are asked to examine the following

Agenda

The Extraordinary Shareholders' Meeting of Telecom Italia S.p.A.

- after considering the power to issue debentures pursuant Article 2420 *ter* of the Civil Code conferred on the Board of Directors by the Extraordinary Shareholders' Meeting held on April 30, 1997;
- after considering recent corporate practice with regard to procedures regulating the holding of board meetings;
- after considering Decree 162 of the Ministry of Justice of March 30, 2000;

2047



resolves

1. to withdraw the power conferred on the Board of Directors under the resolution of the Extraordinary Shareholders' Meeting of April 30, 1997, insofar as it has not been used;
2. to confer on the Directors, for a maximum of five years from the date on which this deliberation is approved, pursuant to Article 2420 *ter* of the Civil Code, the power to issue debentures in one or more instalments, up to the maximum amount permitted by current rules;
3. consequently to amend Article 9, paragraph 2, of the By-laws as follows:

Current wording	New wording
In accordance with Article 2420 *ter* of the Civil Code, the Board of Directors is authorised, for a maximum period of five years from April 30, 1997, to issue debentures in one or more instalments, for up to an amount that does not exceed the limit referred to in Article 2410, paragraph 1, of the Civil Code.	In accordance with Article 2420 *ter* of the Civil Code, the Board of Directors is authorised, for a maximum period of five years from ... June 2001, to issue debentures in one or more instalments (if needs be in the form of convertible debentures), for up to the maximum amount permitted by current rules.

4. o modify Article 12 of the By-laws, amending paragraph four as follows:

Current wording	New wording
Meetings of the Board of Directors – should the Chairman ascertain the need and provided that there is no objection on the part of at least two directors – may be validly held by video-conference, provided that the persons authorised to attend by video-conference are precisely identified and everyone is given a chance to intervene orally, in real time, on all matters and that they are able to inspect, receive and transmit documents; however, at least the Chairman and the Secretary must be present in the place of convocation chosen for the meeting where the meeting of the Board of Directors will be held to have taken place.	Meetings of the Board of Directors – should the Chairman or anyone acting in his place ascertain the need – may be validly held by video-conference or by audio-conference, on condition that all those taking part can be identified by the Chairman and by all the other participants, that they are allowed to follow the debate and intervene in real time in dealing with the matters being discussed, that they are allowed to exchange documents pertaining to such matters and that the above situation is fully recorded in the relevant minutes. Once the above assumptions have been verified, the Board meeting will be held to have taken place where the Chairman is located and where the Secretary to the meeting must also be.

5. to amend Article 17 of the By-laws as follows:

Current wording	New wording
The Auditors' Committee is formed by no less than five and no more than eight regular members. The Shareholders' Meeting will determine the number of members of the Committee and this number will remain unchanged until otherwise decided. The Shareholders' Meeting will also appoint two supply auditors.	Paragraph unchanged

2048

For appointments and designations referred to in this Article, account will also be taken of special provisions of a legislative, statutory or regulatory nature or of any provisions that may be envisaged under convention.

Paragraph unchanged

Without prejudice to the provisions of the preceding paragraph, the Auditors' Committee will elect a Chairman from its regular members on a majority vote.

Paragraph unchanged

Without prejudice to situations of incompatibility envisaged by the law, any persons who occupy the position of regular auditor in more than five companies listed in regulated Italian markets may not be appointed as auditors and, if elected they will forfeit the appointment; in this limit TELECOM ITALIA S.p.A. and its subsidiaries are not to be considered.

Paragraph unchanged

For the purposes of the provisions of Article 1, paragraph 2, letters b) and c), of the rules referred to in Decree 162 of the Ministry of Justice of March 30, 2000, the following sectors of operation and subjects are held to be closely linked to that of the Company: telecommunications, information technology, computer technology, electronics and multimedia technology, as well as subjects inherent in private law and administrative legal disciplines, economic disciplines and disciplines relating to company organisation.

The appointment of the Auditors' Committee – without prejudice to the powers of appointment and designation referred to in paragraph two above – takes place on the basis of lists presented by shareholders in compliance with legal provisions envisaging the election of regular members on the part of the minority; in this case the procedure envisaged by the By-laws for appointing the Board of Directors will apply. One supply auditor will be taken from the minority list that has obtained the highest number of votes.

Paragraph unchanged

2049

	To this end, the lists will be divided into two sections: one for candidates to the position of regular auditor and the other for candidates to the position of supply auditor. The first of the candidates of each section must be selected from members of the register of chartered accountants who have exercised the activity of legally auditing accounts for a period of no less than three years.
The appointment of auditors required to replenish the Committee pursuant to Article 2401 of the Civil Code will be made by the Shareholders' Meeting in accordance with the majorities laid down by law, without prejudice to the powers of appointment and designation referred to in paragraph two above.	Paragraph unchanged
After informing the Chairman of the Board of Directors, the Auditors' Committee – or at least two regular auditors – may convene, in accordance with the law, the Board of Directors or the Executive Committee.	Paragraph unchanged

6. to confer on the Chairman and Deputy Chairman of the Board of Directors, if needs be on a separate basis, the powers required to meet any necessary formalities in order that the adopted deliberations are registered at the Companies Register, accepting and introducing in such deliberations any non-substantial amendments, additions or cancellations that may be required or recommended by the competent Authorities.

2050

APPENDIX TO THE ANNUAL REPORT

Additional information for US investors on the consolidated financial statements at December 31, 2000 of the Telecom Italia Group

Introduction

As a result of the listing of the Telecom Italia ordinary and savings shares on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs), each of which represents 10 Telecom Italia shares, the company is required to file an annual report on Form 20-F as required under the regulations of the Securities and Exchange Commission (SEC).

The annual report on Form 20-F must be made available to investors in all of its markets in order to provide identical information. This document will include, among other information, a reconciliation to US Generally Accepted Accounting Principles (US GAAP) of the net income for the years ended December 31, 1998, 1999 and 2000 and stockholders' equity at December 31, 1999 and 2000. Telecom Italia's annual report to stockholders has been expanded to include the accounting information related to the reconciliation together with the 2000 condensed consolidated balance sheet and statement of income.

For purposes of convenience of the reader the 2000 figures included in the consolidated financial statements and the reconciliation to the US GAAP are shown in billions of lire, as well as in millions of USD, converted at the rate in effect on March 30, 2001: Lire 2,201.80 = USD 1.

CONDENSED CONSOLIDATED BALANCE SHEETS

ASSETS

	12/31/1999 (billions of lire)		12/31/2000 (billions of lire)		12/31/2000 (millions of USD)	
Receivables from stockholders for capital contributions		3		3		1
Intangibles, fixed assets and long-term investments						
INTANGIBLE ASSETS		5,299		31,052		14,103
FIXED ASSETS		45,518		45,358		20,601
LONG-TERM INVESTMENTS						
Equity investments and advances on future capital contributions	12,326		14,712		6,682	
Accounts receivables	886		792		359	
Other securities	5		12		5	
Treasury stock	-	13,217	1,281	16,797	582	7,628
Total intangibles, fixed assets and long-term investments		64,034		93,207		42,332
Current assets						
INVENTORIES		1,995		1,405		638
ACCOUNTS RECEIVABLE						
Trade accounts receivable	14,942		15,484		7,032	
Accounts receivable from unconsolidated subsidiaries, affiliated and parent companies	1,030		884		402	
Other receivables	3,093	19,065	6,641	23,009	3,016	10,450
SHORT TERM FINANCIAL ASSETS:						
Equity investments and securities		2,592		4,755		2,160
LIQUID ASSETS		1,312		2,525		1,147
Total current assets		24,964		31,694		14,395
Accrued income and prepaid expenses		180		1,950		886
TOTAL ASSETS		89,181		126,854		57,614

2053

LIABILITIES AND STOCKHOLDERS' EQUITY

	12/31/1999 (billions of lire)		12/31/2000 (billions of lire)		12/31/2000 (millions of USD)	
Stockholders' equity						
TELECOM ITALIA'S INTEREST IN:						
Share capital	7,426		7,426		3,373	
Treasury stock	-		1,281		582	
Reserves and retained earnings	22,214		23,809		10,812	
Net income	3,364		3,927		1,784	
		33,004		36,443		16,551
MINORITY INTEREST		5,310		12,988		5,899
		38,314		49,431		22,450
Reserves for risks and charges		2,006		3,425		1,556
Reserve for employee termination indemnities		2,896		2,554		1,160
Liabilities						
Debentures	1,906		3,512		1,595	
Due to banks	15,780		32,522		14,771	
Due to other lenders	1,738		3,270		1,485	
Advances	733		716		325	
Trade accounts payable	11,775		13,129		5,963	
Notes payable	-		97		44	
Accounts payable to unconsolidated subsidiaries, affiliated and parent companies	1,200		2,478		1,125	
Taxes payables	2,295		1,800		818	
Contributions to pension and social security institutions	1,855		1,808		821	
Other liabilities	6,960		9,755		4,431	
		44,242		69,087		31,378
Accrued expenses and deferred income		1,723		2,357		1,070
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		89,181		126,854		57,614

2054

MEMORANDUM ACCOUNTS

	12/31/1999 (billions of lire)	12/31/2000 (billions of lire)	12/31/2000 (millions of USD)
Guarantees provided	2,557	5,675	2,577
Collateral provided	17	4	2
Purchases and sales commitments	1,666	9,492	4,311
Other memorandum accounts	7,820	454	206
TOTAL MEMORANDUM ACCOUNTS	12,060	15,625	7,096

2055

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	1998 (billions of lire)	1999 (billions of lire)	2000 (billions of lire)	2000 (millions of USD)
Production value				
Sales and service revenues	48,507	52,481	55,979	25,424
Changes in inventories of work in progress, semifinished and finished goods	(34)	(127)	54	25
Changes in inventory of contract work in process	(171)	341	487	221
Increases in capitalized internal construction costs	2,088	2,056	1,765	802
Other revenue and income	1,085	998	826	375
	51,475	55,749	59,111	26,847
Production cost				
Raw materials, supplies and merchandise	4,426	4,354	3,893	1,768
Semifinished and finished goods	109	441	480	218
Services	11,082	14,289	16,252	7,381
Use of property not owned	1,285	1,363	1,546	702
Personnel	9,665	9,636	9,729	4,419
Amortization and depreciation	10,480	10,338	10,933	4,965
Writedowns of intangibles and fixed assets	1,840	142	93	42
Writedowns of receivables included in current assets and liquid assets	705	702	924	420
Changes in inventory of raw materials, supplies and merchandise	57	(37)	4	2
Provisions for risks	345	155	231	105
Other provisions	17	40	74	34
Miscellaneous operating costs	2,278	1,870	1,773	805
	(42,289)	(43,293)	(45,932)	(20,861)
Operating income	9,186	12,456	13,179	5,986
Financial income and expense				
Income from equity investment	938	282	590	268
Other financial income	641	791	1,046	475
Interest and other financial expense	(1,327)	(1,706)	(2,536)	(1,152)
Total financial income and expense	252	(633)	(900)	(409)
Value adjustments to financial assets				
Upward adjustments of investments and securities	315	467	533	242
Writedowns of investments and securities	(669)	(1,598)	(2,776)	(1,261)
Total value adjustments	(354)	(1,131)	(2,243)	(1,019)
Extraordinary income and expense				
Income	981	280	2,676	1,215
Expense	(848)	(1,261)	(3,091)	(1,403)
Total extraordinary items	133	(981)	(415)	(188)
Income before taxes	9,217	9,711	9,621	4,370
Income taxes	(3,965)	(5,046)	(3,912)	(1,777)
Net income before minority interest	5,252	4,665	5,709	2,593
Minority interest	(1,422)	(1,301)	(1,782)	(809)
Net income after minority interest	3,830	3,364	3,927	1,784

2056

RECONCILIATION TO GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE US (US GAAP) OF CONSOLIDATED NET INCOME FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000 AND CONSOLIDATED STOCKHOLDERS' EQUITY AT DECEMBER 31, 1999 AND 2000

The consolidated financial statements of the Telecom Italia Group are prepared in accordance with accounting principles established or adopted by the Italian Accounting Profession, which differ in certain significant respects from US GAAP. The comments on the significant differences are as follows:

Goodwill deriving from Stet - Old Telecom Italia merger

During 1997, Old Telecom Italia was merged with and into STET (which was renamed Telecom Italia). Under Italian GAAP, the combination was accounted for as a merger and the financial statements reflected the ownership change based on the net book value of the combined entities. For Italian GAAP purposes, the merger was recognized as of January 1, 1997. Under US GAAP, the combination was accounted for as a purchase, effective as of July 18, 1997. The assets and liabilities of Old Telecom Italia were recorded at fair value. The excess of the purchase price over the fair value of net assets was recorded as goodwill. This is being amortized until 2012, which represented the residual license period at the time of the merger.

Purchase method accounting transactions

Several pre-1997 transactions, which are required to be accounted for under the purchase method of accounting for US GAAP purposes, have been recorded differently under Italian GAAP:

- *Old Telecom Italia formation* - Upon the formation of Old Telecom Italia in 1994, Telecom Italia's ownership percentage in the combined companies was diluted. The Italian GAAP financial statements reflected the ownership change impact based on the net book value of the combined entities, while US GAAP required the ownership change to be treated as a purchase, at fair value. For US GAAP purposes, the difference between fair value and book value is being amortized until 2012, which represented the residual license period at the time of the formation.
- *Ownership change in Old Telecom Italia* - In 1994, Telecom Italia increased its ownership in Old Telecom Italia by receiving previously unissued stock and its Italian GAAP financial statements reflected this transaction as an equity reduction for the excess of the investment over the ownership percentage of Old Telecom Italia's book value. The US GAAP reconciliation treats this excess as an asset to be amortized over 19 years.
- *Investment in Telsi* - In 1995, Telecom Italia and Siemens A.G. each contributed assets for a fifty percent non-controlling interest in Telsi Limited. The Italian GAAP financial statements reflected a gain based on the original book value of the investments contributed while for US GAAP purposes the transaction has been accounted for using the fair market value of the investments contributed. The US GAAP reconciliation reflects the amortization of the underlying basis difference between Telecom Italia's investment in Telsi and Telsi's recorded equity. This was fully amortized at December 31, 1999.

2057

Revaluation of fixed assets

The Group has revalued its fixed assets as permitted by Italian Law. Under Italian GAAP the depreciation charge is based on the revalued amounts. US GAAP does not permit revaluation of fixed assets and requires depreciation based on historical acquisition cost.

Elimination of intercompany profit on sales of intangibles and fixed assets and related depreciation

Until 1993, the Group did not eliminate intercompany profit on sales of intangibles and fixed assets. Therefore, certain intangibles and fixed assets are valued at the sales amount instead of historical book value. The amounts, principally from manufacturing and installation companies to telecommunication companies, are being depreciated over the useful life of the assets. US GAAP requires the elimination of intercompany profits and requires depreciation based on historical cost.

Capitalization of interest on tangible and intangible assets under construction

The Group capitalizes interest on construction projects only when specific borrowings can be attributed to the project. US GAAP requires interest to be capitalized on both tangible and intangible assets regardless of whether specific borrowings relate to the project. The capitalized interest is being depreciated over the remaining useful life of the assets.

Deferred taxes

The differences between Italian GAAP and US GAAP are related to the tax treatment for capital grants received by the Group prior to 1998.

Contributions to telephone workers social security fund

Pursuant to Italian laws, the Group has not recorded a liability for contributions due to the INPS. US GAAP requires the recognition of a liability when it is probable and can be reasonably estimated. Accordingly, the minimum amount of the range of the liability is reflected in the US GAAP reconciliation net of any payments made and expensed through the Italian GAAP income statement.

Accounting for long-term contracts under the percentage of completion method

Prior to 1999 the Group recognized revenues for its long – term contracts under the completed contract method. In 1999, the Group changed its accounting principle and started accounting for these contracts using the percentage of completion method. This is consistent with US GAAP.

2058

Stock options

During 1999 and 2000, Telecom Italia and TIM awarded shares and granted stock options to certain managers. For purposes of Italian GAAP, the above transactions are treated by the Group as changes in share capital and additional paid-in-capital. For US GAAP purposes the Group uses Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees". Under APB No. 25, these transactions are treated as compensation expense for the difference between the quoted market price of the shares and the cost of those shares to the managers. This difference is determined on the "measurement date", which is the first date on which both the ultimate number of shares and the option or award prices are known.

Restructuring reserve

The Italian GAAP financial statements include a restructuring reserve made during the year 2000 as part of a group plan to reduce the workforce and re-train employees. US GAAP requires that certain conditions must be met before a restructuring accrual can be established, as well as the type of costs, which can be accrued. Training costs included within the accrual do not meet these conditions, and therefore the US GAAP reconciliation reflects an adjustment to eliminate this amount.

Investments in marketable equity securities

Telecom Italia Group holds marketable equity securities of unrelated companies both for the purpose of selling them in the near term as well as holding them to take advantage of investment opportunities.
Under Italian GAAP, all investments are carried at the lower of cost or market value. Write-downs below historical cost are reversed in subsequent periods up to original cost if the fair market value of the securities increases.
Under US GAAP, the securities would be classified as trading and available for sale, respectively. The Group's trading securities are recorded at fair market value, with unrealized gains and losses included in earnings.
Available for sale securities would be carried at fair market value, with any unrealized holding gains or losses each balance sheet date being reflected in other comprehensive income on a net of tax basis. Declines in fair value that are other than temporary are reflected in the consolidated statement of income.

Investment in stock of subsidiary companies

Telecom Italia Group has purchased, sold and holds stock of certain consolidated subsidiaries and records these investments within current assets. The portion of the earnings, losses and the ownership interest in the net assets associated with such stock is not consolidated under Italian GAAP. The equity securities are recorded at the lower of historical cost or fair market value within current assets. Write-downs below historical

2059

cost are reversed in subsequent periods up to the original cost, if the fair market value of the equity securities increases. Write-downs and any subsequent reversals are recorded in the income statement.
Under US GAAP, the value of the investment in subsidiary stock has been adjusted to original cost and has been eliminated upon consolidation of the Group. The elimination of the investment results in additional goodwill, the reversal of any write-downs taken under Italian GAAP, and the accrual of the incremental income or losses from the additional ownership percentage being consolidated.

SEAT-Tin.it transaction

In 2000, several significant events occurred with the acquisition of a controlling interest in SEAT, giving rise to the following differences:

- In February 2000, the Group announced its intention to acquire a controlling interest in SEAT Pagine Gialle S.p.A., the publisher of the Italian yellow pages. The acquisition was made with a combination of cash and the issuance of shares in Telecom Italia's wholly owned internet subsidiary, Tin.it, to SEAT. For purposes of Italian GAAP, the transaction was accounted for as an acquisition using purchase accounting for the cash portion of the acquisition, and as a pooling of interest for the exchange of shares. For purposes of US GAAP the acquisition, including the shares exchanged, was accounted for at fair value. For US GAAP purposes the distribution of the subsidiary's shares to SEAT generated a gain of Lire 12,657 billion for the difference between the fair market value of the SEAT shares received and the book value of the subsidiary's shares issued. Additionally, Seat shares were issued directly to Telecom Italia shareholders in exchange for 8.168 percent of the wholly-owned subsidiary's shares, which has been accounted for as a dividend at fair value, generating a gain of Lire 2,574 billion.
- For purposes of Italian GAAP, the SEAT acquisition was considered effective as of December 31, 2000. For purposes of US GAAP, the acquisition was considered effective as of October 1, 2000, the date that operating control of SEAT passed to Telecom Italia. Therefore, an adjustment has been recorded to account for the fourth quarter results of SEAT.
- Under the US GAAP purchase accounting requirements, the fair market value of the SEAT acquisition was Lire 31,028 billion. Included in this amount was acquisition goodwill relating to Seat Pagine Gialle of Lire 26,787 billion. From the date at which the acquisition was announced until the end of the fiscal year, the market valuations of hi-tech companies, in particular those associated with internet activity, were severely reduced. The reduction was considered a possible indication of impairment, thereby requiring an analysis of Seat based upon SFAS 121. Based on this review, an impairment charge of Lire 15,424 billion was recorded to income to reduce the value of the SEAT investment.
- After the acquisition of SEAT by the Group, Seat made additional acquisitions in the fourth quarter of 2000. These acquisitions were done through the issuance of additional Seat shares for the targets stock. For purposes of Italian GAAP, these transactions were recorded as equity movements. For purposes of US GAAP, the dilution effect on Telecom Italia's shareholding percentage in SEAT resulted in a gain.

2060

Sale of real estate portfolio

During the year 2000 the Group transferred certain real estate properties to a wholly owned subsidiary ("IM.SER"), which was then partially sold to third parties. Concurrent with the sale, the Group entered into a lease agreement for part of the portfolio. After the partial sale of the subsidiary, IM.SER borrowed funds from a syndicate of banks, with the funds being dispersed to the shareholders as a special dividend. For purposes of Italian GAAP, a gain was recognized to the extent of the fair market value of the transferred property over its historical cost for that portion sold to third parties. For purposes of US GAAP, the transfer of the assets to the wholly owned subsidiary, the subsequent lease agreement and the receipt of cash by the Group from the partial sale and the special dividend are treated as a secured borrowing, therefore no gain recognition is allowed.

Non-capitalizable expenses

The Group entered into several transactions in 2000 for which certain costs were capitalized under Italian GAAP. These costs include expenses related to the SMH transaction, and non-capitalizable costs associated with intangible assets. For purposes of US GAAP, these costs are not considered to be capitalizable, therefore they have been expensed.

Reversal of provisions

During the year 2000, due to the technological changes in the mobile phone industry, TIM determined that the invested cost related to analogic services, and the related network plants and billing systems, was rapidly approaching obsolescence due to the evolution of third generation services. The Italian GAAP financial statements reflect reserves for Lire 775 billion taken to accrue the estimated costs to rework these systems. US GAAP requires that certain conditions must be met before reserves can be established. These conditions, which are stricter and more formal based on US GAAP, have not been met, therefore, in the US GAAP reconciliation these provisions have been reversed.

Subsidiary stock conversions

In the course of 2000 two publicly traded subsidiaries, SEAT and TIM, each conducted share conversion offers related to their outstanding savings shares, a non-voting class of shares. As part of the conversion offering, holders of savings shares paid a premium to the applicable subsidiary and in return converted their savings shares to common voting shares. These transactions resulted in a net increase in the book value of each subsidiary over and above Telecom Italia's proportionate investment.
For purposes of Italian GAAP, these gains were accounted for as equity movements. For purposes of US GAAP, these gains are recognized as non-operating gains in the income statement.

2061

Revenue Recognition

Under Italian GAAP, non-refundable activation and installation fees and related costs are generally charged and recognized at the outset of a service contract. Under US GAAP, up front revenues related to non-refundable fees and certain related direct costs must be deferred and recognized over the expected customer relationship period, which is estimated to be 8 years.

Common control transactions

During 2000, Telecom Italia acquired an additional ownership percentage of TIM by contributing its ownership of SMH to TIM in exchange for new shares issued by TIM. Under Italian GAAP, this transaction resulted in an increase in equity and goodwill. As the timing of this transaction was near December 31, 2000, no amortization of the goodwill occurred in the Italian GAAP financial statements.
Under US GAAP, transactions between entities under common control require predecessor basis accounting. Therefore, the 2000 increase in equity and goodwill has been reversed.

Treasury stock

Telecom Italia has purchased and held as at December 31, 2000 its own savings shares. Under Italian GAAP, these savings shares are recorded at historical cost within long-term investments. Under US GAAP, the cost of the acquired shares is shown as a deduction from stockholders' equity.

Significant differences and the effect of the above on consolidated net income and stockholders' equity are set out below:

2062

	1998 (billions of Lire)	1999 (billions of Lire)	2000 (billions of Lire)	2000 (millions of USD)
Net income				
Net income as reported in the consolidated statements of income	5,252	4,665	5,709	2,593
Minority interest (*)	(1,422)	(1,301)	(1,782)	(809)
Net income, net of minority interest applicable for US GAAP purposes	3,830	3,364	3,927	1,784
Items increasing (decreasing) reported net income:				
Goodwill deriving from STET-Old Telecom Italia merger	(375)	(375)	(375)	(170)
Purchase method accounting transactions	(113)	(113)	(81)	(37)
Revaluation of fixed assets	154	164	165	75
Elimination of intercompany profit on sales of intangibles and fixed assets and related depreciation	183	88	80	36
Capitalization of interest on tangible and intangible assets under construction and related depreciation	19	(121)	(57)	(26)
Deferred taxes	(782)	7	(33)	(15)
Contributions to telephone workers social security fund	183	75	(4)	(2)
Accounting for long-term contracts under the percentage of completion method	(28)	(56)	-	-
Stock options	-	(130)	(110)	(50)
Restructuring reserve	-	-	67	30
Investments in marketable equity securities	-	-	15	7
Investment in stock of subsidiary companies	-	-	150	68
SEAT - Tin.it transaction:				
SEAT acquisition	-	-	15,231	6,918
Effects of SEAT's 4th quarter results	-	-	(310)	(141)
SEAT impairment	-	-	(15,424)	(7,005)
Gain on subsidiary dilution	-	-	770	350
Sale of real estate portfolio	-	-	(609)	(277)
Non-capitalizable expenses	-	-	(183)	(83)
Reversal of provisions	-	-	788	358
Subsidiary stock conversions	-	-	4,283	1,945
Revenue recognition	-	-	75	34
	(759)	(461)	4,438	2,015
US GAAP income before reconciliation effects of income taxes, minority interest and cumulative effect of accounting change in revenue recognition	3,071	2,903	8,365	3,799
Income taxes:				
- Tax effect of reconciling items	(203)	(58)	(1,245)	(565)
US GAAP income before reconciliation effect of minority interest and cumulative effect of accounting change in revenue recognition	2,868	2,845	7,120	3,234
Minority interest on reconciling items	86	70	(147)	(67)
Net income in accordance with US GAAP, before cumulative effect of accounting change in revenue recognition	2,954	2,915	6,973	3,167
Cumulative effect of accounting change (net of tax) in revenue recognition	-	-	(154)	(70)
Net income in accordance with US GAAP	**2,954**	**2,915**	**6,819**	**3,097**

(*) Under Italian GAAP, the Nortel Inversora group has been consolidated on the basis of the proportional method; whilst under US GAAP has been valued under the equity method. It has involved a reduction in minority interest equal to Lire 108 billion.

2063

Earnings per Ordinary Share amounts in accordance with US GAAP (*)

	1998 (Lire)	1999 (Lire)	2000 (Lire)	2000 (USD)
Basic EPS-per Ordinary Share amounts in accordance with US GAAP before cumulative effect of accounting change in revenue recognition	392	387	937	0.43
Diluted EPS-per Ordinary Share amounts in accordance with US GAAP before cumulative effect of accounting change in revenue recognition	392	387	934	0.42
Basic EPS - per Ordinary Share amounts in accordance with US GAAP	392	387	916	0.42
Diluted EPS - per Ordinary Share amounts in accordance with US GAAP	392	387	913	0.42

Earnings per Savings Share amounts in accordance with US GAAP (*)

	1998 (Lire)	1999 (Lire)	2000 (Lire)	2000 (USD)
Basic EPS - per Savings Share amounts in accordance with US GAAP before cumulative effect of accounting change in revenue recognition	412	407	957	0.44
Diluted EPS - per Savings Share amounts in accordance with US GAAP before cumulative effect of accounting change in revenue recognition	412	407	954	0.44
Basic EPS - per Savings Share amounts in accordance with US GAAP	412	407	936	0.43
Diluted EPS – per Savings Share amounts in accordance with US GAAP	412	407	933	0.42

(*) The approximate earnings per share amounts have been calculated using the two class method due to ordinary and savings shares being outstanding, as set forth in SFAS No. 128, "Earnings Per Share". The calculations take into account the requirement that Savings Share stockholders are entitled to a Lire 20 premium (based on 2 percent of Savings Share par value) over dividends on Ordinary Shares. This taking into account the par value of Lire 1,000 per share as of December 31, 2000; following the resolution of the extraordinary stockholders' meeting held on May 3, 2001, regarding the re-denomination of Telecom Italia share capital into euros, the new par value per share is equal to Euro 0.55. For purposes of these calculations the weighted average number of Shares was 7,421,251,726 as of December 31, 1998, 7,421,660,518 as of December 31, 1999 and 7,398,247,829 as of December 31, 2000.

2064

	12/31/1999 (billions of Lire)	12/31/2000 (billions of Lire)	12/31/2000 (millions of USD)
Stockholders' equity			
Stockholders' equity as reported in the consolidated balance sheets	38,314	49,431	22,450
Minority interest (*)	(5,310)	(12,988)	(5,899)
Stockholders' equity, net of minority interest	33,004	36,443	16,551
Items increasing (decreasing) reported stockholders' equity:			
Goodwill deriving from STET-Old Telecom Italia merger	5,061	4,686	2,128
Purchase method accounting transactions	1,052	971	441
Revaluation of fixed assets	(1,354)	(1,236)	(561)
Elimination of intercompany profit on sales of intangibles and fixed assets and related depreciation	(528)	(447)	(203)
Capitalization of interest on tangible and intangible assets under construction and related depreciation	1,188	1,144	520
Deferred taxes	227	192	87
Contributions to telephone workers social security fund	(1,525)	(1,529)	(694)
Restructuring reserve	-	67	30
Investment in stock of subsidiary companies	-	120	55
SEAT - Tin.it transaction:			
SEAT acquisition	-	10,945	4,972
Effects of SEAT's 4th quarter results	-	(310)	(141)
SEAT impairment	-	(15,424)	(7,005)
Purchase accounting for acquisitions by the SEAT group	-	9,713	4,411
Sale of real estate portfolio	-	(609)	(277)
Non-capitalizable expenses	-	(183)	(83)
Reversal of provisions	-	788	358
Revenue recognition	-	75	34
Cumulative effect of accounting change (net of tax) in revenue recognition	-	(154)	(70)
Common control transactions	-	(409)	(186)
Treasury stock	-	(1,281)	(582)
Tax effect of reconciling items	850	(2,715)	(1,233)
Minority interest on reconciling items	90	(3,829)	(1,739)
Stockholders' equity in accordance with US GAAP	38,065	37,018	16,813

(*) Under Italian GAAP, the Nortel Inversora group has been consolidated on the basis of the proportional method; whilst under US GAAP has been valued under the equity method. It has involved a reduction in minority interest equal to Lire 1,873 billion.

2066

CORPORATE GOVERNANCE

Corporate governance is an issue that Telecom Italia has been addressing in earnest since 1997, when for the first time ever the Board of Directors set up internally a special Audit and Corporate Governance Committee (November 28, 1997). Since then, the Company has expounded its decisions on this issue in special documents and it has continued to update these decisions to keep abreast of developments in the operating framework. The model code of self-discipline produced at the recommendation of Borsa Italiana S.p.A. (autumn 1999) has thus represented a further incentive and an important opportunity for verification.
Telecom Italia introduced its own Code of Self-discipline (approved in its final wording by the Board of Directors on April 4, 2000) and, enforcing a special provision contained in this Code, it introduced Rules regulating shareholders' meetings (approved by the Ordinary Shareholders' Meeting held on October 20, 2000). These rules were deposited at the Companies Register and have been published – together with the Code of Self-discipline and the By-laws – in the Internet site http://www.telecomitalia.it. A special printed version is also available to anyone who requests it.
The Company's governance structure is described in the By-laws and in the Code of Self-discipline; currently it focuses mainly on the Board of Directors, the Chairman and Chief Executive Officer, the internal committees of the Board of Directors, the Auditors' Committee and – of course – the Shareholders' Meeting.
During the course of 2000, ordinary shareholders met four times, while savings shareholders were only once convened to a Special Meeting. By-law rules in this respect have been changed to allow for the approval of Rules regulating Shareholders' Meetings and "provisions aimed at facilitating the collection of voting proxies from employees holding shares", as permitted by Legislative Decree 58/1998 (Extraordinary Shareholders' Meeting held on August 10, 2000). Both these measures come under the framework of the spirit of the Code of Self-discipline, insofar as they aim to encourage broad and effective participation on the part of shareholders in the life of the Company. In this respect, it should be stressed that the By-laws also envisage the possibility of exercising the right to vote by mail.
The Board of Directors (elected by the Shareholders' Meeting held on 28th June 1999) consists of thirteen members, one of whom is appointed by the Government Authority pursuant to the special powers envisaged by Article 5 of the By-laws. The list vote mechanism applied to renew the Governing Body has ensured that minority shareholders are represented on the Board. There is only one Executive Director, i.e. the Chairman and Chief Executive Officer.
In 2000, seventeen board meetings were held, in which representatives of management (and sometimes consultants) usually contributed towards illustrating and examining in depth the matters up for discussion. The business of the Board of Directors gave the Chairman and Chief Executive Officer an opportunity to report on the fulfilment of mandates received and, more generally, it enabled the Governing Body to provide the information required by the Auditors' Committee. In this respect special emphasis was attached (in accordance with the law, By-laws and relevant Consob recommendations) to the most important economic, financial and asset-related operations conducted by Telecom Italia or by subsidiaries, operations involving a potential conflict of interest, inter-group operations or operations with related parties, and any non-typical or unusual operations compared to the enterprise's normal business. Meetings were normally preceded by the delivery of explanatory information to Directors and Auditors.
Last year, the Auditors' Committee (renewed on July 3, 2000 applying the list voting mechanism) met fourteen times. The Company has made available a permanent structure

2067

to support the Committee in fulfilling its regular functions. Through its Chairman, the Committee also attends meetings of the internal audit and corporate governance committee. Committees set up within the Board (the internal audit and corporate governance committee and the directors' remuneration committee) have carried out functions in terms of (i) providing investigative and consultative services and (ii) putting forward proposals to the Governing Body. The solution adopted by the Code of Self-discipline is to leave committees broad margins of autonomy in defining their rules of operation. This flexibility has facilitated the flow of information and interaction between committees (also in terms of members) and the corporate structure, producing greater efficiency and speed in results. The internal committees (sometimes aided by contributions from non-committee Directors and/or management representatives) have thus also come to acquire specific investigation mandates in respect of matters inherent in the institutional responsibilities conferred by the Code of Self-discipline. In particular, the directors' remuneration committee has been entrusted with making a prior assessment of retention initiatives and management incentive schemes.

In fulfilling their functions, both the Auditors' Committee and the internal audit and corporate governance committee, each in its own domain, have had special meetings with the audit firm PricewaterhouseCoopers, and also with the corporate structures responsible for internal auditing (Internal Auditing Division), dedicating special meetings to issues of particular importance. In this respect, it should be stressed that the question of internal auditing and procedures has been the subject of special attention on the part of the Company.

Finally, a special mention should go to the policy adopted by Telecom Italia in its relations with the market, as this is a significant aspect of the decisions of a company's corporate governance. Here, the Company is making every effort to maintain an ongoing dialogue with shareholders as a whole and with the world of finance, in compliance with current rules. To this end, corporate organisation features a special Investor Relations Function in the framework of the Corporate Image and Communication Division and special instruments have been adopted (the toll free number dedicated to shareholders, but also the special section of the Internet site http://telecomitalia.it) dedicated to relations with shareholders and investors. These instruments are designed to ensure the provision of accurate, complete, homogeneous and ongoing information.

2068

RESPONSIBILITIES

Board of Directors

The Board of Directors of Telecom Italia is solely and exclusively responsible for matters that cannot be subject to delegation pursuant to Article 2381 of the Civil Code. In addition,

(a) it draws up and adopts rules for the Company's corporate governance and defines guidelines for the Group's corporate governance;
(b) it examines and approves the Company's and the Group's strategic, industrial and financial plans;
(c) it evaluates and approves the Company's and the Group's annual budget;
(d) it evaluates and approves the periodical financial reports contemplated by current rules;
(e) it examines and approves investments and disinvestments (including real estate operations) for figures in excess of Lire five hundred (500) billion;
(f) it examines and approves operations (including, purely for the sake of example, acquisitions and disposals of direct or indirect majority interests) of particular economic and strategic interest, with special reference to operations with related parties;
(g) it confers and revokes powers vested in the Chairman and Chief Executive Officer and in the Executive Committee, in cases where this has been set up, establishing the limits, modalities and frequency - usually no less than every three months - with which the delegated organs must report to the Board on the activity carried out in the course of exercising the powers conferred on them;
(h) it arranges to appoint the chief executive officer and the chairman of subsidiaries whose turnover – based on the latest available financial statements – is equal to or higher than Lire two thousand (2,000) billion;
(i) at the proposal of the Chief Executive Officer, it makes arrangements in respect of appointing and removing the Company's General Managers and granting them powers;
(j) after examining the proposals of a special committee and after consulting the Auditors' Committee, it establishes the remuneration due to the Chief Executive Officer and to persons occupying special positions, and it also establishes, if the Shareholders' Meeting has not already so provided, the breakdown of the total remuneration due to individual members of the Board and of the Committees;
(k) it monitors the general progress of operations, with special stress on situations involving a conflict of interest, taking special account of information provided by the Chief Executive Officer and the internal audit committee, whilst also comparing the results achieved with those planned;
(l) it verifies the adequacy of the general administrative and organisational structure of the Company and the Group prepared by the Chief Executive Officer;
(m) it arranges to modify, renew and enter into agreements with the Ministry of Communications.
(n) it reports to the Shareholders' Meeting.

Chairman and Chief Executive Officer

The Chairman and Chief Executive Officer is vested with

- legal representation and the company signature;
- the task of updating the Auditors' Committee on the activity carried out and on the most important economic, financial and asset-related operations carried out by the Company and by the Group, in the manners and terms envisaged by Article 13 of the By-laws;
- all the Company's powers of ordinary and extraordinary administration (including the power to appoint proxies *ad negotia* for single deeds or series of deeds) with the sole exclusion of powers reserved for the Board of Directors, which he may however exercise in cases of urgency, subject to later informing the Board at its next meeting).

Deputy Chairman

The Deputy Chairman is vested with the company signature and with legal representation of the Company solely in cases where the Chairman and Chief Executive Officer is impeded or absent.

Internal committees

The following committees have been set up within the Board of Directors

- a Directors' Remuneration Committee. This committee puts forward proposals to the Board concerning the remuneration due to the Chief Executive Officer and to directors occupying special positions, and also, at the recommendation of the Chief Executive Officer, concerning the establishment of criteria for remunerating the Company's senior management;
- an Internal Audit and Corporate Governance Committee. This committee
  (a) evaluates the adequacy of the internal auditing system;
  (b) evaluates the work programme prepared by those in charge of internal auditing and receives periodical reports from them;
  (c) evaluates proposals advanced by the audit firm with a view to receiving the relevant assignment, along with the work plan prepared for the audit and the results set out in the letter of recommendations;
  (d) reports to the Board at least once every six months – when the financial statements and half-year reports are approved – on the activity carried out and on the adequacy of the internal auditing system;
  (e) fulfils any further tasks that are vested in it by the Board of Directors, with special emphasis on relations with the audit firm.

The Internal Audit and Corporate Governance Committee also monitors the observance and periodical updating of corporate governance rules and compliance with the code of conduct and ethical standards that may have been adopted by Telecom Italia and/or by its subsidiaries.

2069

CODE OF SELF-DISCIPLINE

1. Responsibilities of the Board of Directors

1.1. The board is the joint body responsible for running the company. It has full powers and responsibilities, in observance of legal and regulatory requirements and current rules laid down by the by-laws.

1.2. Neither the conferring of delegated powers nor the assignment of operational powers to units in charge of the various corporate divisions excludes the responsibility of the board, which continues to maintain a superior power of guidance and control over all the enterprise's activities in its various components. Insofar as it is vested with guidance and control responsibilities, the board must be promptly and immediately informed by those vested with delegated powers of the activity carried out by them in exercising such powers. The powers of guidance and control extend to all of Telecom's subsidiaries (referred to hereafter as the "Group"), i.e. the complex economic body coming under Telecom's framework, without prejudice to limits inherent in the diversity of the legal subjects concerned.

1.3. Without prejudice to the board's exclusive responsibility over matters that cannot be delegated, pursuant to Article 2381 of the Civil Code, the board will, on an exclusive basis:

(a) draw up and adopt the company's rules of corporate governance and establish guidelines for the Group's corporate governance;

(b) examine and approve the company's and the Group's strategic, industrial and financial plans;

(c) evaluate and approve the company's and the Group's annual budget;

(d) evaluate and approve the periodical report documents envisaged by current regulations;

(e) examine and approve investments and disinvestments (including those pertaining to real estate) for figures in excess of five hundred (500) billion lire;

(f) examine and approve operations of particular economic or strategic importance (including, for instance, the acquisition and disposal of direct or indirect controlling equity interests), with particular reference to operations with related parties;

(g) grant and revoke powers delegated to the chief executive officer and the executive committee, if it has been set up, establishing the limits, operating procedures and frequency, usually not less than every three months, with which the delegated bodies have to report to the board on the activity carried out in exercising the powers conferred on them;

(h) make arrangements for designations to the positions of chief executive officer and chairman of subsidiaries, whose turnover – based on the latest available financial statements – is equal to or higher than two thousand (2,000) billion lire;

2070

(i) at the chief executive officer's proposal, appoint, remove, and confer powers on the company's general managers;

(j) after examining proposals put forward by the special committee and acquiring the opinion of the auditors' committee, determine (I) the fees due to the chief executive officer and directors who occupy special positions and (ii) unless the meeting of shareholders has already done so, the breakdown of the total remuneration due to individual members of the board and committees;

(k) watch over the general progress of operations, paying special attention to situations involving conflicts of interest and bearing specifically in mind any information received from the chief executive officer and the internal audit committee, whilst also periodically comparing the results attained with those planned;

(l) verify the adequacy of the company's and group's general organisational and administrative structure prepared by the chief executive officer;

(m) arrange to modify, renew and enter into agreements with the Ministry of Communications;

(n) report to shareholders during the meeting of shareholders.

1.4. The board may appoint external consultants to look into matters of particular importance whenever it deems fit to do so.

2. Independent directors

There will be an appropriate number of independent directors. These are directors who:

(a) have no significant economic relations with the company, its subsidiaries, executive directors, the shareholder or group of shareholders controlling the company, such as to affect their freedom of judgment;

(b) have no direct or indirect equity investments of an entity such as to allow them to exercise control over the company, and are not a party to shareholders' agreements in respect of controlling the company.

3. Meetings of the Board of Directors

3.1. The directors will act and deliberate with full knowledge of the facts and in complete autonomy, pursuing the objective of creating value for the shareholders. Directors will accept their appointment if they consider that they can devote the necessary time to diligently performing their duties.

3.2. Board meetings are chaired by the chairman, who will avail himself of the collaboration of the secretary to the board of directors.

2071

3.3. The board will meet at least four (4) times a year and also whenever the chairman may deem appropriate. It will also meet on the initiative of the directors and auditors, in accordance with relevant provisions of the law and the by-laws.

3.4. On opening meetings, the board will usually be informed of the most important developments that have meanwhile occurred, and, at least every three months, of the company's and Group's general progress and the exercising of delegated powers.

3.5. Every director is entitled to propose matters to be discussed in later board meetings. During the meeting, every director is also entitled to raise matters not included in the agenda, but the majority of directors will however determine whether a formal resolution can be taken without previous notice.

3.6. With the participants' agreement, the chairman may ask the general managers, or other persons from outside the board, to attend meetings in order that they may either listen or provide their support.

4. Chairman of the Board of Directors

4.1. The chairman calls the meetings of the board of directors, establishes the agenda and guides the manner in which the meetings in question are held.

4.2. Preparatory to meetings, the chairman will announce the matters on the agenda and send to the directors, sufficiently in advance of meetings, the most appropriate documentation with a view to facilitating effective participation in the joint body's business.

4.3. The chairman will make efforts to ensure adequate flows of information between management and the board of directors. In particular, he will make efforts to guarantee information on the basis of which (i) formal resolutions are adopted and (ii) the board's powers of management, guidance and control over the company's and the Group's activity are more generally exercised.

4.4. The chairman is vested with emergency powers in matters covered by the responsibility of the board of directors and he will exercise them after consulting the consultative committee referred to hereafter in Article 6, as long as it is possible to do so. The board of directors will be informed about the exercising of such emergency powers at the next convenient meeting.

5. Chief executive officer

The chief executive officer is responsible for implementing the resolutions passed by the meeting of shareholders and the board of directors.

6. Consultative committee

6.1. The consultative committee consists of three members, including one member to be chosen amongst those directors taken from the slates different from that one that

obtained a majority of the votes cast by the shareholders according to the procedure set forth in the by-laws for the appointment of the board (hereafter the "minority director"), as well as the chairman and deputy chairman of the board of directors, and it deliberates on a majority of its members.

6.2. The committee will only meet (by conference call or videoconference, if necessary) in urgent cases, at the chairman's convocation, when the chairman intends to exercise the emergency powers referred to in Article 4.4. The chairman will convene meetings of the committee informally (this may even be orally) without having to give advance notice.

6.3. The committee's resolutions concerning the exercising of emergency powers by the chairman are purely consultative and are not binding, as the chairman is free to exercise such powers, under his own responsibility, even if the committee deliberates otherwise. The board of directors must be informed of such resolutions, according to the procedure set forth in Article 4.4.

7. Information for the Board of Directors

The chief executive officer will periodically report to the board on the activities he has carried out in exercising the powers conferred on him.
He will provide adequate information to the board and to the auditors on non-standard and unusual operations or on operations carried out with related parties, the examination and approval of which are not reserved for the board of directors.

8. Treatment of confidential information

8.1. The chief executive officer will monitor the handling of confidential information; to this end he will propose to the board of directors that an internal procedure be adopted in respect of communicating documents and information concerning the company outside the same company, with particular reference to price sensitive information.

8.2. All directors are under an obligation to maintain the confidentiality of any documents and information they may have acquired in the course of carrying out their duties and to comply with the procedure established for communicating such documents and information outside the company.

9. Directors' fees committee

9.1. Within its framework, the board of directors will set up a fees committee. This committee, which will consist primarily of directors who have not been vested with special assignments and include at least one minority director, will formulate proposals to the board a) in respect of fees due to the chief executive officer and directors who have received special assignments, and b), at the chief executive officer's indication, in respect of determining criteria establishing fees due to the company's senior managers. To this end, it may avail itself of external consultants, at the company's expense.

9.2. In determining the chief executive officer's total fees, the board of directors will normally envisage that a part of such fees is subject to the economic results achieved by the company and the Group and possibly also to the attainment of specific objectives previously indicated by the board itself.

10. Internal audit

10.1. The chief executive officer will ensure the due functioning and adequacy of the internal audit system, establishing the relevant procedures. For this purpose, he will appoint one or more persons in charge, endowing them with appropriate means.

10.2. The internal audit system is designed (i) to verify compliance with any internal operative and administrative procedures that may have been established in order to guarantee sound and efficient management and (ii) to identify, avert and, as far as possible, handle financial and operative risks and prevent the company from being harmed by fraudulent acts.

10.3. The persons in charge of the internal audit will not depend hierarchically on any operational area head and they will report on their work to those directors who may have been appointed to this end, the internal audit committee referred to hereafter in Article 11 and the auditors.

11. Internal audit and corporate governance committee

11.1. Within its framework, the board of directors will set up an internal audit and corporate governance committee, which will consist primarily of independent directors and include at least one minority director. Either the chairman of the auditors' committee or one statutory auditor to be designated by the chairman of the auditors' committee and the chief executive officer will attend the committee's meetings.

11.2. Whilst also bearing in mind the reports received in accordance with Article 10.3, the committee will

(a) evaluate the adequacy of the internal audit system;

(b) evaluate the plan of work presented by the persons in charge of the internal audit and receive the periodical reports submitted by them;

(c) evaluate proposals formulated by the audit firm applying for the relevant assignment, along with the plan of work prepared for the audit and the results set out in the letter of recommendations;

(d) report to the board, at least once every six months, when the annual and semi-annual reports are approved, on the activity it has carried out and on the adequacy of the internal audit system;

(e) perform any further tasks that may be assigned to it by the board of directors, especially as far as relations with the audit firm are concerned.

11.3. The committee will also monitor compliance with, and the periodical updating of, the rules of corporate governance and compliance with the code of conduct and any ethical standards that may have been adopted by Telecom and/or its subsidiaries.

12. Meetings of shareholders

12.1. The ordinary meeting of shareholders exercises the functions envisaged by Article 2364 of the Civil Code. The powers referred to in Article 2365 of the Civil Code are vested in the extraordinary meeting of shareholders.

12.2. The directors will encourage and facilitate the broadest possible participation of shareholders in meetings of shareholders.

12.3. All directors will usually participate in meetings of shareholders.

12.4. Meetings of shareholders are also an opportunity to provide shareholders with information on the company, but the rules pertaining to price sensitive information must be observed.

12.5. The board of directors will submit to the approval of the meeting of shareholders a set of rules regulating the orderly and functional holding of the company's ordinary and extraordinary meeting of shareholders, guaranteeing each and every shareholder's right to speak on the matters up for discussion.

12.6. In the event of important changes in the total value of capitalisation, the ownership structure and the number of shareholders in the company, the directors will assess whether or not it is advisable to submit to the approval of the meeting of shareholders changes to by-laws concerning the percentages established for implementing actions and exercising the prerogatives designed to protect minorities.

13. Auditors

13.1. Proposals put to the meeting of shareholders for appointments of auditors, accompanied by comprehensive information concerning the personal and professional characteristics of candidates, will usually be deposited at the company's registered office either at least ten days prior to the date envisaged for the meeting or on depositing the lists.

13.2. The auditors will act autonomously and independently also vis-a'-vis the shareholders who elected them.

13.3. The auditors are under an obligation to maintain the confidentiality of any documents and information they may have acquired in the course of performing their duties and to observe the procedure adopted in respect of communicating such documents and information outside the company.

13.4. The auditors' committee will exercise the powers and abide by the duties envisaged by the law.

2075

LIST OF MAJOR EQUITY HOLDINGS* OF TELECOM ITALIA

as per art. 120 of Legislative Decree No. 58, February 24, 1998

(Publication in accordance with Art. 126
of the Consob resolution No. 11791 of May 14, 1999)
* All investments are equity investments.

2076

LIST OF MAJOR EQUITY HOLDINGS OF TELECOM ITALIA

Company name	Head office		Share capital	Company capital	%
Fixed telecommunications					
ANCITEL S.p.A.	Rome (Italy)	ITL	1,895,000,000	TELECOM ITALIA INSIEL	9.50 7.91
ASTELIT Ltd	Moscow (Russia)	RUR	500	TELECOM ITALIA	50.00
CONSULTEL S.p.A. in liquidation	Rome (Italy)	ITL	2,594,340,000	TELECOM ITALIA	100.00
LATIN AMERICAN NAUTILUS S.A.	Luxembourg	USD	60,000,000	TELECOM ITALIA ENTEL BOLIVIA	70.00 10.00
- LATIN AMERICAN NAUTILUS ARGENTINA S.A	Buenos Aires (Argentina)	ARP	12,000	LATIN AMERICAN NAUTILUS S.A.	99.99
- LATIN AMERICAN NAUTILUS Limited	Dublin (Ireland)	USD	1,000,000	LATIN AMERICAN NAUTILUS S.A.	100.00
MED-1 Submarine Cables Ltd	Ramat Gan (Israel)	ILS	100,000	TELECOM ITALIA STET INTERNATIONAL NETHERLANDS	23.17 27.83
- MED-1 NETHERLANDS B.V.	Amsterdam (Holland)	NLG	40,000	MED-1 LTD	100.00
- MED-1 ITALY S.r.l.	Rome (Italy)	ITL	1,062,000,000	MED-1 NETHERLANDS	100.00
- MED-1 IC –1 (1999) LTD	Tel Aviv (Israel)	ILS	1,000	MED-1 LTD MED-1 ITALY	99.99 0.01
MEDITERRANEAN NAUTILUS S.A.	Luxembourg	USD	30,000	TELECOM ITALIA	100.00
NORTEL INVERSORA S.A.	Buenos Aires (Argentina)	ARP	80,942,695	TELECOM ITALIA STET INTERNATIONAL NETHERLANDS	32.50 17.50
PATH.NET S.p.A.	Rome (Italy)	ITL	50,000,000,000	TELECOM ITALIA SODALIA	99.99 0.01
- STET INTERNATIONAL NETHERLANDS N.V.	Amsterdam (Holland)	NLG	3,562,960,500	TELECOM ITALIA	100.00
- 9 TELECOM RESEAU S.A.S.	Boulogne - Billancourt (France)	FRF	2,833,276,800	STET INTERNATIONAL NETHERLANDS TMI – TELEMEDIA INTERN. Ltd	92.82 1.17
- 9 TELECOM PORTAIL EURL	Boulogne - Billancourt (France)	EUR	8,000	9 TELECOM RESEAU	100.00
- 9 TELECOM WEB EURL	Boulogne - Billancourt (France)	EUR	8,000	9 TELECOM RESEAU	100.00
- MAGEOS S.A.S.	Boulogne - Billancourt (France)	EUR	40,001,505	9 TELECOM RESEAU	100.00
- STET FRANCE S.A.	Paris (France)	FRF	6,000,000	9 TELECOM RESEAU	100.00
- EUROPE EXPLORER S.A.	Lyon (France)	EUR	5,555,544	9 TELECOM RESEAU	90.00
- BELGIUM EXPLORER S.A.	Bruxelles (Belgium)	EUR	62,000	EUROPE EXPLORER	100.00
- FRANCE EXPLORER S.A.	Lyon (France)	FRF	10,050,000	EUROPE EXPLORER	99.90
- HOLLAND EXPLORER B.V.	Amsterdam (Holland)	EUR	20,000	EUROPE EXPLORER	100.00
- IBER EXPLORER S.A.	Barcelona (Spain)	ESP	10,000,000	EUROPE EXPLORER JET MULTIMEDIA	99.99 0.01
- INFOCONCERT S.A.	Lyon (France)	FRF	450,800	EUROPE EXPLORER	64.73
- ITALIA EXPLORER S.r.l.	Milan (Italy)	EUR	11,000	EUROPE EXPLORER	100.00



(continued) List of major equity holdings of Telecom Italia

Company name	Head office		Share capital	Company capital	%
- PORTUGAL EXPLORER S.A.	Lisbon (Portugal)	EUR	11,000	EUROPE EXPLORER	100.00
- SWISSE EXPLORER S.a.r.l.	Lousanne (Switzerland)	CHF	20,000	EUROPE EXPLORER	100.00
- JET MULTIMEDIA S.A.	Paris (France)	EUR	10,133,483	9 TELECOM RESEAU SOFTE	94.50 1.00
- DE VIRIS COMMUNICATION S.A.	Rueil Malmaison (France)	EUR	80,000	JET MULTIMEDIA	99.95
- JET MEDIA S.A.	Lyon (France)	FRF	250,000	JET MULTIMEDIA OMEGA	99.76 0.04
- PUBLICLAIR S.A.	Paris (France)	FRF	250,000	JET MEDIA OMEGA	98.80 0.20
- JET MULTIMEDIA HOSTING S.A.	Lyon (France)	FRF	21,736,000	JET MULTIMEDIA	99.99
- COMETEL Societe Espagnole	Bilbao (Spain)	EUR	35,000	JET MULTIMEDIA HOSTING	40.00
- IB TELEMATIC S.A.	Paris (France)	FRF	2,151,400	JET MULTIMEDIA HOSTING	99.97
- ICOR S.A.	Chambery (France)	FRF	600,000	JET MULTIMEDIA HOSTING OMEGA	99.87 0.02
- VILLAGES TOURS S.a.r.l.	Lyon (France)	FRF	260,000	ICOR	100.00
- TRAVEL MANIA S.a.r.l.	Lyon (France)	FRF	2,000,000	VILLAGES TOURS	97.00
- JETMULTIMEDIA S.r.l.	Milan (Italy)	EUR	20,000	JET MULTIMEDIA HOSTING	100.00
- METAPHORA S.A.	Tolouse (France)	FRF	3,080,000	JET MULTIMEDIA HOSTING JET VENTURE	46.50 13.80
- SUD PARTNER S.a.r.l.	Tolouse (France)	EUR	40,000	JET MULTIMEDIA HOSTING	24.00
- JET MULTIMEDIA INTERACTIVE S.A.	Nanterre (France)	EUR	1,000,000	JET MULTIMEDIA	99.98
- DIS WEBSIZING S.a.r.l.	Nanterre (France)	FRF	50,000	JET MULTIMEDIA INTERACTIVE	100.00
- IO FACET S.A.	Paris (France)	FRF	1,500,000	JET MULTIMEDIA INTERACTIVE	12.51
- JET VENTURE S.A.	Paris (France)	EUR	8,000,000	JET MULTIMEDIA OMEGA	99.87 0.12
- AGENCY MULTIMEDIA S.A.	St. Denis La Plaine (France)	FRF	2,200,000	JET VENTURE	19.09
- FIRST ASSUR S.A.	Paris (France)	FRF	14,039,900	JET VENTURE	17.09
- RESACOM S.A.	Paris (France)	EUR	40,000	JET VENTURE	19.97
- LE SERVEUR JUDICIAIRE S.A.	Lyon (France)	FRF	3,250,000	JET MULTIMEDIA	99.91
- NETRIA S.A.	Lyon (France)	FRF	758,500	JET MULTIMEDIA	34.00
- OMEGA S.a.r.l.	Lyon (France)	FRF	500,000	JET MULTIMEDIA	100.00
- VALORIUS S.A.	Boulogne Billancourt (France)	FRF	250,000	9 TELECOM RESEAU	100.00

2078

(continued) List of major equity holdings of Telecom Italia

Company name	Head office		Share capital	Company capital	%
- AUNA – Operadores de telecomunicaciones S.A.	Barcelona (Spain)	ESP	89,707,660,000	STET INTERNATIONAL NETHERLANDS STET MOBILE HOLDING	22.76 7.24
- BBNED N.V.	Amsterdam (Holland)	EUR	12,000,000	STET INTERNATIONAL NETHERLANDS	100.00
- CITEL – Corp. Interamericana de Telecomunicaciones S.A.	Monterrey (Mexico)	MXN	2,073,729,933	STET INTERNATIONAL NETHERLANDS	25.00
- ETEC S.A. – Empresa de telecomunicaciones de Cuba S.A.	Havana (Cuba)	USD	1,441,900,000	STET INTERNATIONAL NETHERLANDS	29.29
- ENTEL CHILE S.A.	Santiago (Chile)	CLP	367,045,650,291	STET INTERNATIONAL NETHERLANDS	26.16
- EUSKALTEL S.A.	Zamudio Bizkaia (Spain)	EUR	142,440,000	STET INTERNATIONAL NETHERLANDS	18.00
- GOLDEN NETHERLANDS N.V.	Amsterdam (Holland)	NLG	486,400	TELECOM ITALIA STET INTERNATIONAL NETHERLANDS	39.06 60.94
- GOLDEN LINES INTERNATIONAL COMMUNICATIONS SERVICES Ltd	Ramat Gan (Israel)	ILS	3,000,000	GOLDEN NETHERLANDS	26.40
- ICH – International Communication Holding N.V.	Amsterdam (Holland)	NLG	100,000	STET INTERNATIONAL NETHERLANDS	100.00
- ETI – Euro Telecom International N.V.	Amsterdam (Holland)	NLG	100,100	ICH	100.00
- ENTEL Empresa Nacional de Telecomunicaciones S.A.	La Paz (Bolivia)	BOB	1,280,898,800	ETI	50.00
- DATACOM S.A.	La Paz (Bolivia)	BOB	21,746,600	ENTEL BOLIVIA	100.00
- CZECH Communications Company A.S. in liquidation	Prague (Czech Rep.)	CZK	1,000,000	ETI	100.00
- INDIAN TELECOMMUNICATION HOLDING B.V.	Amsterdam (Holland)	NLG	303,000	STET INTERNATIONAL NETHERLANDS	100.00
- INTELCOM SAN MARINO S.p.A.	Republic of San Marino	ITL	3,000,000,000	STET INTERNATIONAL NETHERLANDS	70.00
- TELEFONIA MOBILE SAMMARINESE S.p.A.	Republic of San Marino	ITL	150,000,000	INTELCOM SAN MARINO	51.00
- TELEHOUSE INTERNET EXCHANGE S.A.	Republic of San Marino	ITL	3,000,000,000	INTELCOM SAN MARINO	70.00
- BROAD BAND SERVICE S.A.	Republic of San Marino	ITL	500,000,000	INTELCOM SAN MARINO	20.00
- MEDITERRANEAN BROADBAND ACCESS S.A.	Creta (Greece)	GRD	4,000,000,000	STET INTERNATIONAL NETHERLANDS	60.00
- MEDITERRANEAN NAUTILUS Ltd	Dublin (Ireland)	USD	100,000	STET INTERNATIONAL NETHERLANDS	51.00
- MEDITERRANEAN NAUTILUS ITALY S.p.A.	Rome (Italy)	EUR	100,000	MEDITERRANEAN NAUTILUS Ltd	100.00
- MEDITERRANEAN NAUTILUS ISRAEL Ltd	Tel Aviv (Israel)	ILS	1,000	MEDITERRANEAN NAUTILUS Ltd	100.00
- MULTIMEDIA CABLE S.A.	Barcelona (Spain)	ESP	1,936,000,000	STET INTERNATIONAL NETHERLANDS	44.00
- NETCO REDES S.A.	Madrid (Spain)	ESP	1,004,680,000	STET INTERNATIONAL NETHERLANDS	30.00
- NETHERTELEC S.A.	Quito (Ecuador)	ECS	40,000,000	STET INTERNATIONAL NETHERLANDS	99.99

2079

(continued) List of major equity holdings of Telecom Italia

Company name	Head office		Share capital	Company capital	%
- NORCABLE S.A. in liquidation	Buenos Aires (Argentina)	ARP	12,000	STET INTERNATIONAL NETHERLANDS	33.33
- SOLPART Participaçoes S.A.	Rio de Janeiro (Brazil)	BRR	2,126,000,000	STET INTERNATIONAL NETHERLANDS	38.00
- TELECOM ITALIA DE ESPANA S.A.	Madrid (Spain)	ESP	350,000,000	STET INTERNATIONAL NETHERLANDS	100.00
- TELEKOM SRBIJA a.d.	Belgrade (Serbia)	YUD	10,907,385,234	STET INTERNATIONAL NETHERLANDS	29.00
- TELEKOM AUSTRIA A.G.	Vienna (Austria)	EUR	1,090,500,000	STET INTERNATIONAL NETHERLANDS	29.78
TELECOM ITALIA GmbH	Vienna (Austria)	ATS	500,000	TELECOM ITALIA	100.00
TELECOM ITALIA CAPITAL S.A.	Luxembourg	USD	30,000	TELECOM ITALIA	99.97
TELECOM ITALIA DO BRASIL Ltda	Rio de Janeiro (Brazil)	BRR	2,699,758	TELECOM ITALIA	99.99
TELECOM ITALIA IRELAND Limited	Dublin (Ireland)	EUR	2	TELECOM ITALIA	100.00
TELECOM ITALIA NETHERLANDS B.V.	Amsterdam (Holland)	EUR	18,200	TELECOM ITALIA	100.00
TELECOM ITALIA OF NORTH AMERICA Inc.	New York (USA)	USD	5,550,000	TELECOM ITALIA	100.00
TI BELGIUM S.P.R.L.- B.V.B.A.	Bruxelles (Belgium)	EUR	1,500,000	TELECOM ITALIA	100.00
TI FRANCE S.a.r.l.	Paris (France)	EUR	7,800	TELECOM ITALIA	100.00
TI GERMANY GmbH	Frankfurt (Germany)	EUR	25,000	TELECOM ITALIA	100.00
TI SWITZERLAND GmbH	Zurich (Switzerland)	CHF	20,000	TELECOM ITALIA FIDUCIARI	95.00 5.00
TI UNITED KINGDOM Ltd	London (UK)	USD	1,000	TELECOM ITALIA	100.00
TI WEB S.A.	Luxembourg	USD	30,000	TELECOM ITALIA	99.97
- GLB SERVICOS INTERATIVOS S.A.	Rio de Janeiro (Brazil)	BRR	100,000,000	TI WEB	30.00
TMI – TELEMEDIA INTERNATIONAL ITALIA S.p.A.	Rome (Italy)	EUR	86,511,459.20	TELECOM ITALIA	100.00
- TMI – TELEMEDIA INTERNATIONAL NETHERLANDS B.V.	Amsterdam (Holland)	NLG	40,000	TMI – TELEMEDIA INTERN. ITALIA	100.00
- TMI – TELEMEDIA INTERNATIONAL LUXEMBOURG S.A.	Luxembourg	EUR	82,150,674	TMI – TELEMEDIA INTERN. ITALIA	99.99
- TMI – TELEMEDIA INTERNATIONAL Ltd	London (UK)	USD	379,400,225	TMI – TELEMEDIA INTERN. LUXEMBOURG	100.00
- EURO DATACOM Ltd	Huddersfield (UK)	GBP	306,666	TMI – TELEMEDIA INTERN. LTD	100.00
- TMI – HUNGARY TRADING AND SERVICES Ltd	Budapest (Hungary)	HUF	3,000,000	TMI – TELEMEDIA INTERN. LTD	100.00
- TELEMEDIA INTERNATIONAL USA Inc.	New Jersey (USA)	USD	107,866,216	TMI – TELEMEDIA INTERN. LTD	100.00
- TELECOM MEDIA – CANADA Inc. INTERNATIONAL ITALY	Montreal (Canada)	CAD	952,100	TMI – TELEMEDIA INTERN. LTD	100.00
- TMI TELEMEDIA INTERNATIONAL DO BRASIL Ltda	San Paolo (Brazil)	BRR	2,443,217	TMI – TELEMEDIA INTERN. LTD	99.99
- TMI TELEMEDIA INTERNATIONAL HONG KONG	Hong Kong	HKD	540,480,247	TMI – TELEMEDIA INTERN. LTD TMI – TELEMEDIA INTERN. USA	99.99 0.01
VOICE MAIL INTERNATIONAL Inc. in liquidation	California (USA)	USD	48,580	TELECOM ITALIA	37.07

2080

(continued) List of major equity holdings of Telecom Italia

Company name	Head office		Share capital	Company capital	%
Mobile telecommunications					
TELECOM ITALIA MOBILE S.p.A.*	Turin (Italy)	EUR	513,942,972.66	TELECOM ITALIA SOFTE	56.13 0.03
- STET MOBILE HOLDING N.V.	Amsterdam (Holland)	NLG	398,159,000	TELECOM ITALIA MOBILE	100.00
- BITEL PARTICIPAÇOES S.A.	Rio de Janeiro (Brazil)	BRR	2,290,264,028	STET MOBILE HOLDING	99.99
- TELE CELULAR SUL PARTICIPAÇOES S.A.	Curitiba (Brazil)	BRR	175,772,360.95	BITEL	51.79
- TELEPAR CELULAR S.A.	Curitiba (Brazil)	BRR	333,880,024.30	TELE CELULAR SUL	87.43
- TELESC CELULAR S.A.	Florianopolis (Brazil)	BRR	240,625,509.88	TELE CELULAR SUL	91.39
- CTMR CELULAR S.A.	Pelotas (Brazil)	BRR	21,251,917.26	TELE CELULAR SUL	81.32
- TELE NORDESTE CELULAR PARTICIPAÇOES S.A.	Brasilia (Brazil)	BRR	108,842,588.19	BITEL	51.79
- TELEPISA CELULAR S.A.	Teresina (Brazil)	BRR	22,775,029.55	TELE NORDESTE CELULAR	97.88
- TELECEARA' CELULAR S.A.	Fortaleza (Brazil)	BRR	87,049,911.88	TELE NORDESTE CELULAR	85.28
- TELERN CELULAR S.A.	Natal (Brazil)	BRR	42,823,497.29	TELE NORDESTE CELULAR	92.57
- TELPA CELULAR S.A.	Joao Pessoa (Brazil)	BRR	42,268,926.78	TELE NORDESTE CELULAR	95.08
- TELPE CELULAR S.A.	Recife (Brazil)	BRR	108,688,270.74	TELE NORDESTE CELULAR	95.06
- TELASA CELULAR S.A.	Maceiò (Brazil)	BRR	30,255,839.16	TELE NORDESTE CELULAR	97.39
- TIMNET. COM S.A.	San Paolo (Brazil)	BRR	18,000,000	TELE NORDESTE CELULAR TELE CELULAR SUL	50.00 50.00
- STET HELLAS TELECOMMUNICATIONS S.A.	Athens (Greece)	GRD	36,300,000,000	STET MOBILE HOLDING	58.14
- TELEPOLIS SERVICES OF MOBILE TELEPHONY S.A.	Athens (Greece)	GRD	500,000,000	STET HELLAS	100.00
- TIM PERÚ S.A.C.	Lima (Perù)	PEN	652,231,998	STET MOBILE HOLDING	100.00
- MAXITEL S.A.	Belo Horizonte (Brazil)	BRR	677,679,703	STET MOBILE HOLDING BITEL	43.15 46.85
- MAXITEL TELECOMUNICAÇOES Ltda	Salvator de Bahia (Brazil)	BRR	1,000	MAXITEL S.A.	99.99
- OFFSHORE FINANCIAL & SECURITIES Inc.	Tortola (British Virgin Island)	USD	6,104,860	MAXITEL S.A.	100.00
- MOBILKOM AUSTRIA A.G.	Vienna (Austria)	ATS	1,000,000,000	STET MOBILE HOLDING	25.00
- BOUYGUES DECAUX TELECOM S.A.	Guyancourt (France)	FRF	1,931,471,800	STET MOBILE HOLDING	19.61
- C-MOBIL B.V.	AM Brummen (Holland)	NLG	40,000	STET MOBILE HOLDING	12.00
- TIM INTERNATIONAL B.V.	Amsterdam (Holland)	EUR	20,000	TELECOM ITALIA MOBILE	100.00
- CORPORACION DIGITEL C.A.	Caracas (Venezuela)	BOL	42,823,450,241	TIM INTERNATIONAL B.V.	56.56
- IS – TIM Telekomunikasyon Hizmetleri A.S.	Istanbul (Turkey)	L.T.	355,000,000,000,000	TIM INTERNATIONAL B.V.	49.00

* Company listed on Italian Stock Exchange.

2081



(continued) List of major equity holdings of Telecom Italia

Company name	Head office		Share capital	Company capital	%
Satellite telecommunications					
IRIDIUM ITALIA S.p.A.	Rome (Italy)	ITL	5,000,000,000	TELECOM ITALIA TELESPAZIO TELECOM ITALIA MOBILE	30.00 35.00 35.00
- IRIDIUM SERVICES EUROPE Gmbh & Co.KG in liquidation	Düsseldorf (Germany)	DM	29,000,000	IRIDIUM ITALIA	34.00
- IRIDIUM SERVICES EUROPE VERWALTUNG GmbH	Düsseldorf (Germany)	DM	50,000	IRIDIUM ITALIA	34.00
TELESPAZIO S.p.A.	Rome (Italy)	ITL	184,000,000,000	TELECOM ITALIA	100.00
- COM.STAR S.r.l.	Rome (Italy)	ITL	2,000,000,000	TELESPAZIO	100.00
- CTM – Centro di Telerilevamento Mediterraneo S.c.p.A.	Palermo (Italy)	ITL	1,839,000,000	TELESPAZIO	51.00
- DAMOS SUDAMERICA S.A.	Rio de Janeiro (Brazil)	BRR	19,520,000	TELESPAZIO	77.87
- e-GEOS S.p.A.	Matera (Italy)	EUR	105,000	TELESPAZIO EURIMAGE FINSIEL	51.00 2.00 1.00
- EURIMAGE S.p.A.	Rome (Italy)	ITL	8,600,000,000	TELESPAZIO	51.00
- EUROPEAN COMPANY FOR MOBILE COMMUNICATION SERVICES B.V.	Amsterdam (Holland)	EUR	15,463,572	TELESPAZIO	69.44
- EUROPEAN COMPANY FOR MOBILE COMMUNICATION OPERATIONS B.V	Amsterdam (Holland)	EUR	45,500	EUROPEAN COMPANY FOR MOBILE COMMUNICATION SERVICES	100.00
- RARTEL S.A.	Bucharest (Romania)	ROL	4,685,000,000	TELESPAZIO TELEO	50.06 1.00
- TELEO S.p.A.	Rome (Italy)	ITL	6,100,000,000	TELESPAZIO	100.00
- TELEOS B.V.	Amsterdam (Holland)	NLG	40,000	TELESPAZIO	100.00
- TELEOS INTERNATIONAL B.V.	Amsterdam (Holland)	NLG	40,000	TELEOS	100.00
- TELESPAZIO LUXEMBOURG S.A.	Luxembourg	USD	156,946,730	TELESPAZIO	100.00
- ASTROLINK INTERNATIONAL LLC	Delaware (USA)	USD	1,350,100,000	TELESPAZIO LUX.	18.52
- TELESPAZIO IRELAND Ltd	Dublin (Ireland)	USD	1,000,000	TELESPAZIO LUX.	100.00
- T.I.SCOM S.A. in liquidation	Curitiba (Brazil)	BRR	7,735,000	TELESPAZIO	51.00
CZECH TELESPAZIO S.r.l. in liquidation	Prague (Czech Rep.)	CZK	1,500,000	TELECOM ITALIA	40.00
- DATASPAZIO S.p.A.	Rome (Italy)	ITL	980,000,000	TELESPAZIO	49.00
- MAREMS-V&D SERVICE S.A.	Moscow (Russia)	RUR	7,135,500	TELESPAZIO	49.00
- POLITEL S.A.	Warsaw (Poland)	PLN	100,000	TELESPAZIO TMI – TELEMEDIA INTERN. LTD	10.00 10.00
Information activities					
CARTESIA – Cartografia digitale S.p.A.	Rome (Italy)	ITL	200,000,000	TELECOM ITALIA	50.00
TI.IT – TELECOM ITALIA INFORMATION TECHNOLOGY S.p.A.	Rome (Italy)	ITL	50,000,000,000	TELECOM ITALIA	100.00
- NETIKOS S.p.A.	Rome (Italy)	ITL	5,000,000,000	TI.IT TELECOM ITALIA	100.00
FINSIEL – Consulenza e Applicazioni Informatiche S.p.A.	Rome (Italy)	ITL	116,132,400,000	TELECOM ITALIA SOGEI	77.19 0.63

2082

(continued) List of major equity holdings of Telecom Italia

Company name	Head office		Share capital	Company capital	%
- ASPASIEL S.r.l.*	Rome (Italy)	ITL	500,000,000	FINSIEL	50.00
- BANKSIEL – Società di Informatica e Organizzazione p.A.	Milan (Italy)	ITL	20,000,000,000	FINSIEL	55.50
- CARISIEL Sistemi Informativi Elettronici per il Settore Creditizio e Finanziario S.p.A.	Rende (Cosenza, Italy)	ITL	1,490,000,000	FINSIEL BANKSIEL	2.00 98.00
- CENTROSIEL S.p.A.**	Milan (Italy)	EUR	516,600	BANKSIEL	47.00
- SAPED – Studio Analisi Program. Elaborazione Dati S.p.A.	Siena (Italy)	ITL	2,000,000,000	BANKSIEL	20.00
- CONSIEL – Società di Management Consulting e Formazione p.A.	Milan (Italy)	ITL	9,900,000,000	FINSIEL	90.50
- ASKA S.r.l.	Milan (Italy)	ITL	20,000,000	CONSIEL	60.00
- CESEN S.p.A.	Genoa (Italy)	ITL	1,219,000,000	CONSIEL	39.00
- CONSIEL DO BRASIL Ltda	San Paolo (Brazil)	BRR	222,223	CONSIEL	99.99
- DMR CONSIEL S.p.A. in liquidation	Rome (Italy)	ITL	500,000,000	CONSIEL	51.00
- HITECO CONSULTANTS S.r.l.	Milan (Italy)	ITL	50,000,000	CONSIEL FIDUCIARIO	60.00 40.00
- JMAC CONSIEL S.p.A.***	Milan (Italy)	ITL	300,000,000	CONSIEL	45.00
- CRUED Servizi Informatici S.p.A.	Perugia (Italy)	ITL	3,000,000,000	FINSIEL	49.00
- DATASIEL – Sistemi e Tecnologie d'Informatica S.p.A.	Genoa (Italy)	ITL	5,000,000,000	FINSIEL	50.00
- EIS – Elettronica Ingegneria Sistemi S.p.A.	Rome (Italy)	ITL	10,000,000,000	FINSIEL	87.81
- EISYS S.p.A.	Rome (Italy)	ITL	1,200,000,000	EIS	25.00
- POLCESCA S.r.l.	Rome (Italy)	ITL	2,020,000,000	EIS	16.66
- FINSIEL HELLAS S.A. in liquidation	Koropi (Greece)	GRD	230,000,000	FINSIEL	91.00
- FINSIEL ROMANIA S.r.l.	Bucharest (Romania)	ROL	11,841,500,000	FINSIEL	90.53
- IC SOFT S.p.A. in liquidation	Naples (Italy)	ITL	200,000,000	FINSIEL	100.00
- INFORMATICA TRENTINA S.p.A.	Trento (Italy)	ITL	6,000,000,000	FINSIEL	40.41
- INSIEL – Informatica per il Sistema degli Enti Locali S.p.A.	Trieste (Italy)	ITL	15,000,000,000	FINSIEL	52.00
- SIT – Sistemi Interportuali Trieste S.p.A.	Trieste (Italy)	ITL	250,000,000	INSIEL	56.00
- INTERSIEL – Società Interregionale Sistemi Informativi Elettronici S.p.A.	Rende (Cosenza, Italy)	ITL	2,000,000,000	FINSIEL	100.00
- KRENESIEL – Società Sarda di Informatica S.p.A.	Sassari (Italy)	ITL	5,000,000,000	FINSIEL INSIEL	41.00 10.00
- NETSIEL – Networks Produttivi per Sistemi Informativi Elettronici S.p.A.	Bari (Italy)	ITL	126,000,000,000	TELECOM ITALIA FINSIEL	68.65 31.35
- SIBISIEL – Società di Informatica per la Banca e l'Impresa S.p.A.	Bari (Italy)	ITL	2,000,000,000	NETSIEL SIBISIEL	90.20 9.80

* Finsiel also exercises the right to vote on 1% of the capital held by another stockholder.
** Banksiel also exercises the right to vote on 4% of the capital held by another stockholder.
*** Consiel also exercises the right to vote on 10% of the capital held by another stockholder.

2083



(continued) List of major equity holdings of Telecom Italia

Company name	Head office		Share capital	Company capital	%
- PRAXIS CALCOLO S.p.A.	Milan (Italy)	EUR	1,080,000	FINSIEL	22.00
- SISPI S.p.A.	Palermo (Italy)	ITL	4,000,000,000	FINSIEL	49.00
- SOGEI Società Generale d'Informatica S.p.A.	Rome (Italy)	ITL	20,000,000,000	FINSIEL	100.00
- GEOWEB S.p.A.	Rome (Italy)	ITL	1,000,000,000	SOGEI	40.00
- LOTTOMATICA S.p.A.	Rome (Italy)	EUR	63,335,000	SOGEI	25.50
- TELESISTEMI FERROVIARI S.p.A.	Rome (Italy)	ITL	149,099,000,000	FINSIEL	61.00
- SINTESIEL S.r.l.	Rome (Italy)	ITL	250,000,000	TELESISTEMI FERROVIARI	88.00
- VENIS – Venezia Informatica e Sistemi S.p.A.	Venice (Italy)	ITL	3,000,000,000	FINSIEL INSIEL	20.40 30.60
- WEBEGG S.p.A.	Ivrea (Italy)	EUR	33,107,160	TI.IT TELECOM ITALIA FINSIEL	19.80 30.20
GEIS – General Electric Information Services S.p.A.	Milan (Italy)	ITL	2,450,000,000	TELECOM ITALIA	40.00
RETE TELEMATICA PIEMONTESE S.p.A.	Turin (Italy)	ITL	2,890,272,000	TELECOM ITALIA	16.52
SIEMENS INFORMATICA S.p.A.	Milan (Italy)	EUR	6,192,000	TELECOM ITALIA	49.00
SIOSISTEMI S.p.A.	Brescia (Italy)	ITL	500,000,000	TELECOM ITALIA	40.00
SODALIA S.p.A.	Trento (Italy)	ITL	6,000,000,000	TELECOM ITALIA	100.00
- TELESOFT AMERICA Inc.	New Jersey (USA)	USD	700,000	SODALIA	100.00
TELEPORTO ADRIATICO S.r.l.	Venice (Italy)	ITL	3,200,000,000	TELECOM ITALIA INSIEL	7.50 4.68
TELESOFT S.p.A.	Rome (Italy)	ITL	40,500,000,000	TELECOM ITALIA FINSIEL	60.00 40.00
- TELESOFT HELLAS S.A.	Athens (Greece)	GRD	20,000,000	TELESOFT	100.00
- TELESOFT RUSSIA ZAO	Moscow (Russia)	RUR	1,592,000	TELESOFT	75.00
- TECO SOFT ESPANA S.A.	Madrid (Spain)	ESP	60,000,000	TELESOFT	100.00
- EUSTEMA S.p.A.	Rome (Italy)	ITL	600,000,000	TELESOFT	67.33
- PAS GROUP S.r.l.	Milan (Italy)	ITL	180,000,000	EUSTEMA	16.66
Other activities					
ATESIA – Telemarketing Comunicazione Telefonica e Ricerche di Mercato S.p.A.	Rome (Italy)	ITL	6,100,000,000	TELECOM ITALIA	100.00
CYGENT Inc.	California (USA)	USD	28,708,549	TELECOM ITALIA	22.48
CSELT – Centro Studi e Laboratori Telecomunicazioni S.p.A.	Turin (Italy)	EUR	618,000	TELECOM ITALIA	100.00
- LOCALPORT S.p.A.	Ivrea (Italy)	ITL	670,000,000	CSELT	22.40
EDOTEL S.p.A.	Turin (Italy)	ITL	2,000,000,000	TELECOM ITALIA TELECOM ITALIA MOBILE	60.00 40.00
- FICOMPTA 3 S.p.A.	Milan (Italy)	EUR	6,300,000	EDOTEL	15.00

2084

(continued) List of major equity holdings of Telecom Italia

Company name	Head office		Share capital	Company capital	%
ELETTRA TLC S.p.A.	Rome (Italy)	ITL	20,000,000,000	TELECOM ITALIA	100.00
EMSA – Società Immobiliare p.A.	Turin (Italy)	ITL	1,123,596,000	TELECOM ITALIA	100.00
EURESCOM – European Institute for Research and Strategic Studies in Telecommunications GmbH	Heidelberg (Germany)	EUR	100,000	TELECOM ITALIA	13.48
FINTECH FINANZIARIA TECNOLOGICA S.p.A.	Turin (Italy)	ITL	50,000,000,000	TELECOM ITALIA	50.00
FRATELLI ALINARI S.p.A.	Florence (Italy)	EUR	7,200,000	TELECOM ITALIA	11.35
HUIT S.à.r.l.	Luxembourg	ITL	10,619,650,000	TELECOM ITALIA	78.04
- HUIT II S.à.r.l.	Luxembourg	ITL	39,838,500,000	HUIT	100.00
IFM INFOMASTER S.p.A.	Genoa (Italy)	EUR	129,412	TELECOM ITALIA	15.00
IM.SER S.p.A.	Turin (Italy)	ITL	280,000,000,000	TELECOM ITALIA	40.00
IMMSI S.p.A.*	Turin (Italy)	ITL	220,000,000,000	TELECOM ITALIA	45.31
INSULA S.p.A.	Venice (Italy)	ITL	4,000,000,000	TELECOM ITALIA	12.00
IREOS S.p.A. in liquidation	Rome (Italy)	ITL	200,000,000	TELECOM ITALIA	100.00
MIX S.r.l.	Milan (Italy)	EUR	99,000	TELECOM ITALIA MC LINK	9.75 9.75
SAIAT – Società Attività Intermedie Ausiliarie Telecomunicazioni p.A.	Turin (Italy)	ITL	69,408,000,000	TELECOM ITALIA	100.00
- ASCAI SERVIZI S.r.l.	Rome (Italy)	ITL	142,000,000	SAIAT	35.21
- LABIA SERVICES S.p.A. in liquidation	Rome (Italy)	ITL	120,000,000,000	SAIAT FINSIEL	33.00 1.00
- TELELEASING – Leasing di Telecomunicazioni e Generale S.p.A.	Turin (Italy)	ITL	18,977,770,000	SAIAT	20.00
- TELIMM S.p.A.	Turin (Italy)	ITL	8,238,730,000	SAIAT TELECOM ITALIA	79.42 0.58
- TELSY Elettronica e Telecomunicazioni S.p.A.	Turin (Italy)	ITL	750,000,000	SAIAT	100.00
SARITEL S.p.A.	Pomezia (Rome)	EUR	11,445,360	TELECOM ITALIA	100.00
- TRADECOM – Soluzioni Avanzate per il commercio, il turismo e i servizi S.p.A.	Rome (Italy)	ITL	500,000,000	SARITEL FINSIEL	24.50 24.50
SCUOLA SUPERIORE GUGLIELMO REISS ROMOLI S.p.A.	L'Aquila (Italy)	ITL	3,000,000,000	TELECOM ITALIA	100.00
SITEBA Sistemi Telematici Bancari S.p.A.	Milan (Italy)	ITL	5,000,000,000	TELECOM ITALIA	30.00
SOFTE S.A.	Luxembourg	USD	100,000,000	TELECOM ITALIA SAIAT	99.99 0.01
- SOGERIM S.A.	Luxembourg	EUR	525,000	SOFTE SAIAT	99.95 0.05
- ITALTEL HOLDING S.p.A.	Milan (Italy)	ITL	216,160,000,000	SOGERIM	19.90
- NICKEL ACQUISITION CORPORATION	New York (Usa)	USD	1	SOGERIM	100.00
STOÀ S.c.p.A.	Ercolano (Naples)	ITL	2,001,174,000	TELECOM ITALIA FINSIEL INTERSIEL	8.63 2.96 2.03

* Company listed on Italian Stock Exchange.

2085



(continued) List of major equity holdings of Telecom Italia

Company name	Head office		Share capital	Company capital	%
STREAM S.p.A.	Rome (Italy)	ITL	816,040,000,000	TELECOM ITALIA	50.00
STT-Società Trasporto Telematico S.p.A.	Verona (Italy)	ITL	10,000,000,000	TELECOM ITALIA	40.00
TELE PAYROLL SERVICE S.p.A.	Rome (Italy)	ITL	2,500,000,000	TELECOM ITALIA	100.00
TELSI	London (UK)	GBP	1,119,364,000	TELECOM ITALIA	100.00
TRAINET S.p.A.	Rome (Italy)	ITL	1,305,800,000	TELECOM ITALIA	100.00
- UBA-NET S.A.	Buenos Aires (Argentina)	ARP	1,430,000	TRAINET	50.00
- CISIT S.c.p.A.	Rome (Italy)	ITL	210,000,000	TRAINET	16.66
- CO.SE.R S.c.r.l.	Catanzaro (Italy)	ITL	40,000,000	TRAINET	20.00
Publishing and internet activities					
SEAT PAGINE GIALLE S.p.A.*	Milan (Italy)	ITL	548,130,222,150	TELECOM ITALIA HUIT II TELESPAZIO SARITEL SOFTE	60.17 4.23 1.31 0.02 0.15
- BIBOP RESEARCH INT. S.p.A.	Milan (Italy)	ITL	1,000,000,000	SEAT PAGINE GIALLE	41.20
- CECCHI GORI COMMUNICATIONS S.p.A.	Rome (Italy)	ITL	9,805,000,000	SEAT PAGINE GIALLE	25.00
- DATABANK S.p.A.	Milan (Italy)	ITL	1,820,000,000	SEAT PAGINE GIALLE	93.46
- DATABANK CONSULTING S.p.A.	Milan (Italy)	ITL	500,000,000	DATABANK	100.00
- MARKET & INDUSTRY ANALYSTS S.A.	Bruxelles (Belgium)	FB	4,340,000	DATABANK DATABANK CONSULTING	80.00 20.00
- DBK S.A.	Madrid (Spain)	ESP	16,500,000	DATABANK	99.99
- DATABANK WETTBEWERBS-MARKT-UND FINANZANALYSE GmbH	Darmstad (Germany)	DM	1,700,000	DATABANK	60.00
- DISCOVERITALIA S.p.A.	Novara (Italy)	ITL	10,000,000,000	SEAT PAGINE GIALLE	25.00
- ELETTROCLICK S.p.A.	Milan (Italy)	ITL	200,000,000	SEAT PAGINE GIALLE	20.00
- EUREDIT S.A.	Paris (France)	FRF	2,500,000	SEAT PAGINE GIALLE	84.99
- EURODIRECTORY S.A.	Luxembourg	NLG	3,580,000	SEAT PAGINE GIALLE	50.00
- ESRI ITALIA S.p.A.	Rome (Italy)	ITL	500,000,000	SEAT PAGINE GIALLE	49.00
- EXCITE ITALIA B.V.	Amsterdam (Holland)	NLG	100,000	SEAT PAGINE GIALLE	50.00
- FINANZIARIA WEB S.p.A.	Turin (Italy)	ITL	35,235,904,000	SEAT PAGINE GIALLE	60.00
- MATRIX S.p.A.	Milan (Italy)	ITL	2,200,000,000	SEAT PAGINE GIALLE FINANZIARIA WEB	0.70 66.00
- EXPERT SYSTEM S.p.A.	Modena (Italy)	ITL	276,923,000	MATRIX	35.00
- GAY.IT S.p.A.	Pisa (Italy)	EUR	1,000,000	MATRIX	22.50
- GIALLO MARKET S.r.l.	Milan (Italy)	EUR	900,000	MATRIX	100.00

* Company listed on Italian Stock Exchange.

2086

(continued) List of major equity holdings of Telecom Italia

Company name	Head office		Share capital	Company capital	%
- GOALLARS B.V.	Amsterdam (Holland)	EUR	100,000	MATRIX	55.00
- KMATRIX S.r.l.	Milan (Italy)	EUR	100,000	MATRIX	100.00
- MIA ECONOMIA.com S.r.l.	Milan (Italy)	EUR	1,500,000	MATRIX	30.00
- NETEX S.r.l.	Milan (Italy)	EUR	10,000	MATRIX	50.00
- OLÀ S.r.l.	Milan (Italy)	ITL	20,000,000	MATRIX	51.00
- ZDNET ITALIA S.r.l.	Milan (Italy)	EUR	400,000	MATRIX	51.00
- FINSATEL S.r.l.	Rome (Italy)	ITL	266,000,000	SEAT PAGINE GIALLE	100.00
- GRUPPO BUFFETTI S.p.A.*	Rome (Italy)	ITL	22,725,000,000	SEAT PAGINE GIALLE	96.28
- BUFFETTI S.r.l. a socio unico	Rome (Italy)	ITL	20,000,000	GRUPPO BUFFETTI	100.00
- EMMEDI 97 S.r.l. a socio unico in liquidation	Rome (Italy)	ITL	20,000,000	GRUPPO BUFFETTI	100.00
- IL CENTRO CONTABILE in liquidation	Rome (Italy)	ITL	4,379,426,000	GRUPPO BUFFETTI	89.70
- INDUSTRIAL SERVICES S.p.A.	Lecco (Italy)	ITL	1,500,000,000	GRUPPO BUFFETTI	84.00
- IS PRODUCTS S.p.A.	Pogliano Milanese (Milan, Italy)	ITL	18,000,000,000	GRUPPO BUFFETTI INDUSTRIAL SERVICES	27.78 72.22
- INCAS PRODUCTION S.r.l.	Venaria Reale (Turin, Italy)	ITL	1,000,000,000	IS PRODUCTS	100.00
- INCAS FRANCE S.A.	Asnieres (France)	FRF	19,168,900	IS PRODUCTS	100.00
- L'UFFICIO MODERNO S.r.l.	Florence (Italy)	ITL	20,000,000	GRUPPO BUFFETTI IL CENTRO CONTABILE	15.00 15.00
- MAGIQ 32 S.r.l. a socio unico	Rome (Italy)	ITL	1,000,000,000	GRUPPO BUFFETTI	100.00
- SK DIRECT S.r.l.	Rome (Italy)	ITL	4,621,000,000	GRUPPO BUFFETTI INDUSTRIAL SERVICES	4.31 95.69
- OR.MA INFORMATICA S.r.l.	Milan (Italy)	ITL	20,000,000	SK DIRECT	100.00
- GIALLO DAT@ S.p.A.	Turin (Italy)	EUR	6,500,000	SEAT PAGINE GIALLE	100.00
- DOMINO RESEARCH S.r.l.	Milan (Italy)	ITL	90,000,000	GIALLO DAT@	60.00
- PHARMASOFT CONSULTING S.r.l.	Rome (Italy)	ITL	2,000,000,000	GIALLO DAT@	60.00
- PUBBLIBABY S.p.A.	Cusago (Milan, Italy)	EUR	100,000	GIALLO DAT@	61.00
- FINANZA E GESTIONE S.r.l.	Milan (Italy)	ITL	150,000,000	GIALLO DAT@	60.00
- DWI S.p.A.	Verona (Italy)	EUR	500,000	GIALLO DAT@	51.00
- GIALLO e.com S.p.A.	Turin (Italy)	EUR	100,000	SEAT PAGINE GIALLE	100.00
- GIALLO VIAGGI.it S.p.A.	Turin (Italy)	EUR	100,000	SEAT PAGINE GIALLE	100.00
- GIALLO LAVORO S.p.A.	Turin (Italy)	EUR	100,000	SEAT PAGINE GIALLE	100.00

* Company listed on Italian Stock Exchange.

2087



(continued) List of major equity holdings of Telecom Italia

Company name	Head office		Share capital	Company capital	%
- GIALLO PROFESSIONAL PUBLISHING S.p.A.	Turin (Italy)	EUR	100,000	SEAT PAGINE GIALLE	100.00
- QUASAR E ASSOCIATI S.r.l.	Milan (Italy)	EUR	20,408	GIALLO PROFESSIONAL PUBLISHING	51.00
- EDITORIALE QUASAR S.r.l.	Milan (Italy)	ITL	20,000,000	QUASAR E ASSOCIATI	100.00
- GIALLO VOICE S.p.A.	Turin (Italy)	EUR	100,000	SEAT PAGINE GIALLE	99.00
- GIALLO WEB S.r.l.	Milan (Italy)	EUR	10,000	SEAT PAGINE GIALLE	100.00
- KOMPASS ITALIA S.p.A.	Turin (Italy)	ITL	2,739,744,000	SEAT PAGINE GIALLE	100.00
- ITALBIZ.COM INC.	California (Usa)	USD	13,800	SEAT PAGINE GIALLE	72.46
- MC LINK S.p.A.	Rome (Italy)	ITL	2,311,000,000	SEAT PAGINE GIALLE	66.00
- FUTUR COM S.r.l.	Sesto San Giovanni (Milan, Italy)	ITL	20,000,000	MC LINK	17.00
- MONDUS LTD	Oxford (UK)	GBP	1,879.90	SEAT PAGINE GIALLE	46.44
- POLIX S.p.A.	Milan (Italy)	ITL	200,000,000	SEAT PAGINE GIALLE	55.00
- SAPENDI S.p.A.	Novara (Italy)	ITL	10,000,000,000	SEAT PAGINE GIALLE	25.00
- SCS COMUNICAZIONE INTEGRATA S.p.A. in liquidation	Rome (Italy)	ITL	1,200,000,000	SEAT PAGINE GIALLE	100.00
- CLIPPER S.p.A. in liquidation	Rome (Italy)	ITL	200,000,000	SCS	50.00
- SEAT CAPITAL INVESTMENTS S.A.	Luxembourg	EUR	4,300,000	SEAT PAGINE GIALLE	99.99
- ISCE – Investors in Sapient & Cuneo Europe S.A.	Luxembourg	ITL	8,400,000,000	SEAT CAPITAL INV.	25.00
- WISEQUITY N.V.	Amsterdam (Holland)	EUR	50,000	SEAT CAPITAL INV.	50.00
- TELEGATE HOLDING GmbH	Martinsried (Germany)	DM	51,000	SEAT PAGINE GIALLE	51.37
- TELEGATE A.G.	Martinsried (Germany)	EUR	12,730,000	SEAT PAGINE GIALLE TELEGATE HOLDING	13.54 50.99
- 1180.COM GmbH	Martinsried (Germany)	EUR	25,000	TELEGATE A.G.	100.00
- MOBILSAFE A.G.	Meerbusch (Germany)	EUR	150,000	1180.COM	33.33
- TELEGATE ANKLAM GmbH	Anklam (Germany)	DM	50,000	TELEGATE A.G.	100.00
- ARSMOVENDI.COM A.G.	Munchen (Germany)	EUR	150,000	TELEGATE A.G.	33.33
- DATAGATE GmbH	Martinsried (Germany)	EUR	25,000	TELEGATE A.G.	100.00
- KIMTRAVEL CONSULTING A.G.	Munchen (Germany)	EUR	69,493	TELEGATE A.G.	33.00
- TELEGATE CALL CENTER GmbH	Martinsried (Germany)	EUR	25,000	TELEGATE A.G.	100.00
- PHONECOM GmbH	Munchen (Germany)	EUR	77,000	TELEGATE CALL CENTER	50.68
- MEDIA EVOLUTION GmbH	Munchen (Germany)	DM	60,000	PHONECOM	100.00
- TELEGATE HOLDING B.V.	Schiphol (Holland)	EUR	18,200	TELEGATE A.G.	100.00

2088

(continued) List of major equity holdings of Telecom Italia

Company name	Head office		Share capital	Company capital	%
- TELEGATE Communication Systems S.A.	Madrid (Spain)	EUR	61,000	TELEGATE HOLDING B.V. TELEGATE A.G.	99.00 1.00
- TELEGATE INC.	Texas (USA)	USD	1,000	TELEGATE HOLDING B.V.	100.00
- TELEGATE ITALIA S.r.l.	Milan (Italy)	EUR	129,000	TELEGATE HOLDING B.V.	95.00
- TELEGATE LTD	London (UK)	GBP	50,000	TELEGATE HOLDING B.V.	100.00
- TDL INFOMEDIA LIMITED	Hampshire (UK)	GBP	139,509.21	SEAT PAGINE GIALLE	99.60
- TDL INFOMEDIA FINANCE LIMITED	Hampshire (UK)	GBP	9,374.09	TDL INFOMEDIA LIMITED	100.00
- TDL INFOMEDIA HOLDINGS PLC	Hampshire (UK)	GBP	397,126.43	TDL INFOMEDIA FINANCE LIMITED	100.00
- TDL INFOMEDIA GROUP PLC	Hampshire (UK)	GBP	624,576.64	TDL INFOMEDIA HOLDINGS PLC	100.00
- TDL GROUP LIMITED	Hampshire (UK)	GBP	89,864.25	TDL INFOMEDIA GROUP PLC	100.00
- THOMSON DIRECTORIES LIMITED	Hampshire (UK)	GBP	1,340,000	TDL GROUP LIMITED	100.00
- BUSINESS Information Group Limited	Hampshire (UK)	GBP	1	THOMSON DIRECTORIES LIMITED	100.00
- Forest Rental Services Limited	Hampshire (UK)	GBP	2	THOMSON DIRECTORIES LIMITED	100.00
- Hill Cleaning Services Limited	Hampshire (UK)	GBP	2	THOMSON DIRECTORIES LIMITED	100.00
- Hill Enterprises Limited	Hampshire (UK)	GBP	2	THOMSON DIRECTORIES LIMITED	100.00
- Infomedia Group Limited	Hampshire (UK)	GBP	2	THOMSON DIRECTORIES LIMITED	100.00
- Infonation Group Limited	Hampshire (UK)	GBP	1	THOMSON DIRECTORIES LIMITED	100.00
- Lake Building Services Limited	Hampshire (UK)	GBP	2	THOMSON DIRECTORIES LIMITED	100.00
- Peak Maintenance Services Limited	Hampshire (UK)	GBP	2	THOMSON DIRECTORIES LIMITED	100.00
- Thomson Directories Pension Company Limited	Hampshire (UK)	GBP	2	THOMSON DIRECTORIES LIMITED	100.00
- TDL BELGIUM S.A.	Bruxelles (Belgium)	FB	100,000,000	THOMSON DIRECTORIES LIMITED	47.00
- INDIRECT S.P.R.L.	Bruxelles (Belgium)	FB	6,000,000	THOMSON DIRECTORIES LIMITED	15.60
- MOBILE COMMERCE Limited	Surrey (UK)	GBP	1,358.10	THOMSON DIRECTORIES LIMITED	15.00
- TICKETONE S.p.A.	Milan (Italy)	EUR	500,000	SEAT PAGINE GIALLE	50.10
- TWICE SIM S.p.A.	Milan (Italy)	EUR	12,925,000	SEAT PAGINE GIALLE	18.64
- VIASAT S.p.A.	Rome (Italy)	EUR	2,452,956	SEAT PAGINE GIALLE FINSATEL	33.54 16.46

2089



Useful information

A free copy of this report can be obtained by:

Writing to the following address:	TELECOM ITALIA S.p.A. Corporate Affairs Corso d'Italia, 41 00198 Roma
Sending a fax to:	+ 39 – 0636882225 + 39 – 0636883381
Calling:	Toll-free on 800020220 from Italy Toll-free on 08000569030 from the United Kingdom Toll-free on 18886892286 from the United States These toll-free numbers are provided for Shareholder inquiries and assistance. From other countries, the following numbers apply: + 39 – 068415895 / 068415911 / 068416043
E-mail	affarisocietari@telecomitalia.it
Internet	User of the world wide web can access the "Annual Report 2000" and obtain information about TELECOM ITALIA and its products and services at the following address: http://www.telecomitalia.it
Investor relations	+ 39 – 0636882660 / 0636882381 larry.kay@telecomitalia.it michele1.guerra@telecomitalia.it

TELECOM ITALIA S.p.A.
Registered office: Via Bertola, 34 – 10122 Turin, Italy
Corporate Headquarters and Secondary Office: Corso d'Italia, 41 – 00198 Rome, Italy
Capital stock: euro 4,022,799,993.30
Code and tax I.D. and entered under the Company Register of Turin No. 00471850016

Graphic design
Massmedia partners srl - Milano

Photographs
Jurgen Teller

Printing
Ilte Moncalieri
on ecological paper

Printed in June 2001

2092

Exhibit 2.4




ANNUAL REPORT 1999


TELECOM
ITALIA
www.telecomitalia.it

CONTENTS

FINANCIAL HIGHLIGHTS OF TELECOM ITALIA GROUP

RESULTS OF OPERATIONS

[in billions of lire] [1]		1999	1998	1997
	Sales and services revenues	**52,481**	48,507	44,990
	Gross operating profit	**23,673**	22,888	21,384
	Operating income	**12,456**	9,186	8,354
	Net income before minority interest	**4,665**	5,252	3,448
	Net income - Parent Company	**3,364**	3,830	2,609

FINANCIAL CONDITION

[in billions of lire]		12/31/99	12/31/98	12/31/97
	Total assets	**89,181**	86,880	81,583
	Net invested capital	**54,069**	51,506	48,375
	Stockholders' equity [2]	**38,311**	35,680	33,034
	of which:			
	• Parent Company	**33,004**	31,651	29,911
	• Minority interest	**5,307**	4,029	3,123
	Net borrowings	**15,758**	15,826	15,341
	Cash flows	**15,003**	15,732	14,759
	Capital investments	**13,077**	18,883	17,141
	of which:			
	• Capital expenditures	**10,560**	11,659	12,424
	• Financial investments	**2,517**	7,224	4,717

PROFIT AND FINANCIAL INDEXES

[percentages]		12/31/99	12/31/98	12/31/97
	Gross operating profit/Revenues	**45.1**	47.2	47.5
	Operating income/Revenues [ROS]	**23.7**	18.9	18.6
	Return on equity [ROE] [3]	**12.6**	15.3	10.9
	Return on investments [ROI]	**23.6**	18.5	18.4
	Net borrowings/Invested capital [debt ratio]	**29.1**	30.7	31.7

OPERATING DATA

	12/31/99	12/31/98	12/31/97
Telecom Italia			
Fixed network access lines [in thousands]	**26,502**	25,986	25,698
Annual increase in minutes in traffic on the fixed network [%]:			
- domestic	**11.4**	3.0	4.7
- international	**15.4**	12.9	12.1
Internet customers [in thousands]	**1,990**	400	133
TIM			
Lines [in thousands]	**18,527**	14,299	9,278
Annual increase in minutes in mobile radio traffic [%]	**35.1**	44.8	31.5
GSM coverage [% population]	**99**	98	97
E-*TACS* coverage [% population]	**98**	98	97
Number of employees of Group	**122,662**	123,966	126,097

[1] The figures at December 31, 1997 and December 31, 1998 differ from the published figures due to the presentation of revenues gross of amounts to be paid to other carriers.
[2] Net of "Receivables from stockholders for capital contributions".
[3] Net Income before minority interest / Average stockholders' equity before minority interest.

2097

To the Shareholders,

1999 was an extraordinarily important year for our Company.
The successful take-over bid launched by Olivetti for Telecom Italia is the milestone that I would like to use as a basis for assessing the year's performance and results, which are being submitted for your examination and approval. In fact, this operation was based on an assumption that I still regard as being fundamental: the attempt to win the approval of shareholders and market alike. The take-over bid was conceived in the name of the clarity and credibility of an ambitious industrial project, with the aim of making this Company a key player in the scenario of a global economy in which telecommunications is the mainstay of the formidable transformation now under way.
The spirit behind the take-over bid is the same which, today, is guiding the management of Telecom Italia: a spirit of initiative which is relying on your support to construct a dynamic Company modeled according to the market, in Italy and the rest of the world.



The first signs of change are visible, although only in part, in the trend and the economic results of the last year.
The Telecom Italia Group closed 1999 with results which, overall, slightly exceeded our expectations. The increase of 8.2% in revenues [compared to 5.3% net of the share of revenues due to other operators] which amount to Lire 52,481 billion, is due to the positive trend in telecommunications services and the information segment, while the volume of business in the installations and manufacturing segments recorded a fall, as predicted. The consolidated gross operating profit [Ebidta], equal to Lire 23,673 billion, grew by 3.4% over 1998, accounting for 45.1% of gross revenues.
The consolidated net income for 1999 was Lire 3,364 billion [Lire 4,665 billion net of minority interest of Lire 1,301 billion], with a fall of 12.2% compared to 1998. Considering that the result of the past year had been largely affected by considerable gains, on account of the sale of some investments, and considerable extraordinary income arising from the change in accounting principles, the 1999 results should be regarded as positive and confirm the strength and vitality of the Telecom Italia Group.

The results of the Parent Company are very positive.
In fact, Telecom Italia closed 1999 with a net income of Lire 5,050 billion, Lire 2,260 billion more [+81%] than in 1998. The result also benefits from a reduction in depreciation and amortization and lower writedowns of fixed assets, and a significant increase in the dividends from subsidiaries [+178%].
Revenues, equal to Lire 35,856 billion, fell by 1.2% compared to 1998, and the gross operating profit [Ebidta] decreased by 5% compared to 1998. This reduction, which was generated by the context of increasing competition and the consequent fall in tariffs, despite the presence of a marked growth in traffic [+11.6% in terms of minutes], was accompanied by a decrease of overall costs. Labor costs, in particular, fell by 2.3% compared to 1998.

2098

These results should be interpreted in the light of the various trends which characterize the evolution of the market. In 1999, the core business of telecommunications services recorded the dramatic expansion of mobile telephone services, which still have enormous growth potential, and a fair level of stability in the fixed telephone segment, in which, the maturity of voice services was accompanied by substantial growth in the data segment and the decisive development of the Internet, albeit in its initial stages. Overall, the demand for fixed telephone services is shifting towards innovative services, with a boom in solutions based on the IP platform and data transmission. And our strategy is heading exactly in this direction. In fact, our objectives are focusing on gaining space and shares of the market, in Italy and abroad, in the market of new business areas.

A necessary step in the creation of this strategic plan has been the restructuring of the Group. In order to encourage the development of our Company, I wanted a reorganization plan modeled on production processes and oriented to the creation of value in all the operational sectors. A new structure based on the specific realities of the market, with a close correlation between types of offering, clientele targets and distribution channels, in the various areas of activity [Internet, fixed/data services, mobile services, international services and information]. This plan, which we are continuing to refine and update in line with the new requirements dictated by the market, depends upon an asset which is highly-prized and, I would say, unique: the people who work for us. This precious heritage will have to be fully enhanced, also through the use of effective training and re-training policies.

Without any doubt, the Internet market is the mainstay of our strategy. With the merger of Tin.it and Seat, we are constructing a giant force on a national and European scale, able to upset the current balance and attack our competitors precisely on the most advanced and sought after frontier: that of the new economy. Tim has also concentrated on the Internet, launching innovative products including Uni.Tim which, in only two months, has led to the activation of more than 400,000 mail-boxes.

International business is another fundamental area for the development of our Group. We can count on important initiatives in Europe and Latin America which, in 1999 enabled us to win over almost 18 million customers to the fixed network and more than 13 million to mobile telephone services, and on new projects like the Nautilus network which we are starting in the Mediterranean area. But in the international field there is still a great deal to do in terms of rationalizing the investment portfolio and improving profitability. Here, our action to revitalize and re-launch will be even more decisive and far-reaching, even though the position acquired is certainly a real strength.

Another central element of the strategy is our capacity for technological innovation. We are devoting considerable resources [Lire 16,500 billion over the three-year period 2000-2002] to revitalizing network infrastructures because we are convinced that this is a point of excellence of our Company, which sets us apart from the competition.

In the 1999 financial statements, especially in the second half of the year, interesting factors were perceived that are in keeping with this strategic plan, which are worth bringing to your attention.
First, the explosion of the Internet market, in which TIN has confirmed its role of market leader with approximately 2 million customers at the end of 1999 [+400% compared to the

2099

end of 1998] and a further acceleration which led to 2.7 million customers by March 2000, thanks partly to the success of the "E-Vai" offering. In this field, we have an offering that is diversified into numerous products and applications, from Intranet and Extranet solutions to converging phone and data solutions, solutions based on IP platforms to highly evolved ICT outsourcing, able to anticipate the needs of the market.
For example, innovative services as a percentage of total business revenues rose from 34% in 1998 to 47% in 1999, a figure which testifies to your Company's dynamism and capacity for change.

The new features launched in the field of network infrastructures are also important signs, especially with regard to the future. For example, I am thinking of the innovative offering based on ADSL, a technology which makes it possible to transmit large quantities of data to the customer, with advanced multimedia characteristics, and is particularly suited to the requirements of surfers on the Internet. But it is also suited to the requirements of companies, for which we have created the "RING" services [IP, Frame Relay and ATM], with high-speed access supplied by means of ADSL and other technologies [SDH, HDSL].

In order to confirm our leadership and develop results in the future, we are working hard to bring about a marked cultural change which we are duty bound to impress on our organization. It is a transformation which involves not only the management of the Company but, more particularly, the daily activities of the men and women who operate at all levels within the Group. We must show that we are masters of a new culture based on professional and ethical values without which we cannot successfully enter the realm of a great industrial group of international stature.
In conclusion, I am convinced that the results for 1999 constitute a significant starting-point for your Company and, at the same time, provide the confidence with which to tackle the ambitious programs and challenges which await us.

For my own part I would like to confirm that I will do my utmost to ensure that information is always transparent and complete, which will enhance the rapport of trust with the management and enable us to give you and the market the certainty of knowing at any time, where our Company is heading.

Roberto Colaninno
Chairman and CEO of Telecom Italia

2100

[COMPOSITION]

Board of Directors

Chairman
and Chief Executive Officer
Roberto Colaninno
Honorary President
Antonio Tesone
Deputy Chairman
Sergio Erede
Directors
Angelo Benessia
Enrico Bondi [*]
Peter A. Cohen
Salvatore Donato
Paolo Ferro-Luzzi
Emilio Gnutti
Jeffrey E. Livingston
Ettore Lonati [**]
Domenico Giovanni Siniscalco
Joseph M. Tucci
Gérard Worms

Secretary to the Board of Directors

Paolo Donzelli

Board of Statutory Auditors

Chairman
Ugo La Cava
Acting auditors
Pietro Adonnino
Mario Boidi
Fabrizio Quarta
Gianfranco Zanda
Alternate auditors
Leonida Liuni
Antonino Sammartano

Independent Auditors

Arthur Andersen S.p.A.

[*] Resigned on May 11, 2000
[**] Co-opted on May 15, 2000

[POWERS OF CORPORATE GOVERNANCE BODIES]

Board of Directors

The Board of Directors of Telecom Italia, with respect to its exclusive responsibility regarding matters which cannot be delegated according to art. 2381 of the Italian Civil Code, as its exclusive right:

[a] prepares and adopts the rules for corporate governance and establishes guidelines for corporate governance of the Group;
[b] reviews and approves strategic, industrial and financial plans of the Company and the Group;
[c] examines and approves the annual budget of the Company and the Group;
[d] examines and approves the documentation of the periodic statement envisaged by existing laws;
[e] reviews and approves capital expenditures and disposals [also real estate] for amounts in excess of Lire 500 billion;
[f] reviews and approves transactions [including, for instance, acquisitions or divestitures of directly or indirectly held investments] bearing particular economic or strategic importance, with special reference to related party transactions;
[g] assigns or revokes powers granted to the CEO and the Executive Committee, where there is one, setting the limits, the manner and period, usually not less than three months, for the activities carried out during the year which should be referred to the board by those granted powers;
[h] provides for the assignment of the posts of CEO and Chairman in the subsidiaries which have revenues – according to the latest available financial statements – that are equal to or higher than Lire 2,000 billion;
[i] provides, as proposed by the CEO, for the appointment, revocation and conferral of powers to the general managers of the Company;
[j] establishes, after examining the proposals of the specific committee and having heard the board of statutory auditors, the remuneration of the CEO and those that hold special posts, as well as dividing the total remuneration among the individual board members and committees, where this has not already been arranged by the shareholders' meeting;
[k] monitors the overall performance of operations, with special attention being paid to conflicts of interest, taking into account, in particular, the information received from the CEO and the audit committee, in addition to effecting a periodical comparison of actual and budget figures;
[l] ascertains the appropriateness of the organizational and administrative structure of the Company and the Group drawn up by the CEO;
[m] sees to the change, renewal and stipulation of agreements with the Ministry of Communications;
[n] keeps the shareholders informed at meetings.

Chairman and CEO

The Chairman and CEO is assigned

- legal representation and signature powers;
- the task of keeping the Board of Statutory Auditors informed of activities carried out and transactions of significant economic, financial and equity importance carried out by the Company and the Group, in the manner and within the terms established by art. 13 of the by-laws;
- all ordinary and extraordinary powers of administration of the Company [with the right to appoint procurators ad negotia for individual acts or series of acts] except for those powers reserved exclusively for the Board of Directors, which he may exercise in cases of emergency, subject to informing the Board at its next meeting.

Deputy Chairman

The Deputy Chairman shall have signature powers and legal representation of the Company only in the case of impediment or absence of the Chairman and CEO.

Internal Committees

Committees are also formed within the Board of Directors as follows:

- a remuneration committee. This committee [composed of the Deputy Chairman and the Directors Cohen and Siniscalco] formulates proposals to the Board for the remuneration of the CEO and those who hold special posts, in addition to, as indicated by the CEO, determining the criteria for the remuneration of the Company's top management;
- an audit and corporate governance committee. This committee is composed of the Directors Benessia, Livingston and Worms. Such committee:
  - [a] evaluates the adequacy of the internal control system;
  - [b] evaluates the working plan prepared by the those in charge of internal control and receives periodical reports from same.
  - [c] examines the proposals submitted by the audit firms to obtain appointment as auditors, as well as the audit work plan and the recommendations contained in the internal control report;
  - [d] informs the Board, at least every six months, at the time of the approval of the financial statements, on the activities carried out and the adequacy of the system of internal control;
  - [e] carries out additional tasks which it is assigned by the Board of Directors, especially with respect to relations with the independent audit firm.

The audit and corporate governance committee also oversees the observance and periodical updating of the rules for corporate governance and compliance with the code of conduct and ethical standards eventually adopted by Telecom Italia and/or its subsidiaries.

2101

Information for shareholders

The shareholders of Telecom Italia ordinary shares as reported in the Shareholders' Register and other information available on the date of February 29, 2000 are as follows:



Tecnost S.p.A. [*]	55.02%
Italian Treasury	3.46%
Banca d'Italia	1.14%
Foreign institutional shareholders	19.77%
Italian institutional shareholders	13.36%
Group employees	0.36%
Miscellaneous third parties	6.89%

[*] of which 0.22% is held through the subsidiary Tecnost International N.V.

ITALIAN INSTITUTIONAL SHAREHOLDERS
13.36%
FOREIGN INSTITUTIONAL SHAREHOLDERS
19.77%
BANCA D'ITALIA
1.14%
ITALIAN TREASURY
3.46%
GROUP EMPLOYEES
0.36%
MISCELLANEOUS THIRD PARTIES
6.89%
TECNOST S.P.A.
55.02%

Performance of stocks in Telecom Italia Group

1999 was an especially positive year for the European stock exchanges: having overcome the crisis in the fall of 1998, the stock markets were able to take advantage of a weak Euro and the confident trend of the American economy which continued to grow beyond all expectations and without any signs of an upturn in inflation. Markets the world over were characterized by a strong interest in technological stocks and, in particular, those of companies operating in the Internet sector. In this scenario, the Italian stock market displayed a positive performance, thanks especially to the strong upswing in the last two months of the year. The Mibtel Index at year-end reached 29,000, a gain of 15% compared to the end of 1998.

Telecom Italia ordinary share prices displayed a strong gain during the year [+78%], starting from the launch of the take-over bid by Olivetti and Tecnost on all the Company's ordinary shares, and reached a maximum of Euros 14.21 at December 28, 1999. The positive trend carried over into 2000: performance from January 1, 1999 to February 29, 2000 was 133%, reaching a maximum price of Euros 20.35 on February 11, 2000. In 1999, the prices of saving shares, instead, increased only marginally, and then rose appreciably in the first two months of 2000. The gain between January 1, 1999 and the end of February 2000 was 42% overall.


Performance of stocks in Telecom Italia Group
TELECOM ITALIA
Telecom ordinary shares
Telecom saving shares
Mibtel Index
Jan. '99 March '99 May '99 July '99 Sept. '99 Nov. '99 Jan. '00
TIM
Tim ordinary shares
Tim saving shares
Mibtel Index
SIRTI
Sirti
Mibtel Index
STET HELLAS
Stet Hellas
Athens stock exchange index
TELE NORDESTE CELULAR
Tele Nordeste Celular
Bovespa Index
TELE CELULAR SUL
Tele Celular Sul
Bovespa Index

The prices of TIM ordinary shares also recorded a strong gain, especially in the second half, closing the year at Euros 11 [+65%] and then rose to over Euros 15 [+110% from January 1, 1999 to February 29, 2000]. The prices of saving shares, instead, were substantially in line with the market trend, rising 10% during the year [+28% when also considering the first two months of 2000].

Stet Hellas shares experienced a drop of roughly 6%, as a result of increased competition on the local market.

A particularly bright note comes from the performance of the two Brazilian mobile telecommunications subsidiaries, Tele Nordeste Celular and Tele Celular Sul whose shares in 1999 reported gains of 567% and 230%, respectively.

2103

Finally, in 1999, the prices of **Sirti** shares, which were affected by the on-going stagnation of the installations market, remained stable. The conclusion of the demerger of the real estate business and the simultaneous listing of IMMSI shares on the stock exchange [February 11, 2000] nevertheless led to an appreciable increase in value for the shareholders: considering the sum of the prices of Sirti and IMMSI shares, the increase during the period January 1, 1999 to February 29, 2000, adjusted to take into account the extraordinary dividends paid on December 13, 1999, was, in fact, 38%.

Market capitalization of Telecom Italia and TIM

On the basis of the official prices at February 29, 2000, Telecom Italia is the leading Italian company in terms of market capitalization [with almost Euros 114 billion] and accounts for 13% of the entire national stock market. On the same date, TIM is the second largest Italian company in terms of market capitalization [with almost Euros 103 billion] and makes up around 12% of the total.

Financial Indicators

[in lire]	1999	1998	1997
Dividends per share			
• ordinary shares	600	280	190
• savings shares	620	300	210
Consolidated earnings per share [1]			
• ordinary shares	447	510	346
• savings shares	467	530	366
Consolidated cash flow per share	2,020	2,120	1,989
Consolidated equity per share	4,444	4,265	4,030

[1] Consolidated earnings per share of the Parent Company were calculated on the basis of the consolidated net income attributable to the Parent Company and the number of ordinary and savings shares outstanding at year-end [respectively, 5,255,131,631 and 2,166,120,095]. For purposes of this calculation, savings shares were assigned a dividend of Lire 20 higher than that for ordinary shares.

2104

Activities of Telecom Italia Group at December 31, 1999 [*]


TELECOM ITALIA
FINSIEL
TELSI LTD/ ITALTEL
SIRTI
OTHER BUSINESSES
Manufacturing activities
Installation activities
TELECOM ITALIA MOBILE
TELESOFT
TELESPAZIO
SODALIA
Information technology and innovative network services
STET INTERNATIONAL
STET INTERNATIONAL NETHERLANDS
STET MOBILE HOLDING
TMI
Telecommunications services

[*] For a complete list of the Group's equity investments and a detailed analysis of its structure, see Annexes 5,6,7,8 of the Notes to consolidated financial statements.

2105







1. The market

2108

[1.1] DIMENSIONS AND DYNAMICS OF THE GLOBAL MARKET FOR TELECOMMUNICATIONS SERVICES

In 1999, the world market for telecommunications reached an amount of Lire 1,273,000 billion, with an increase of 9.5%, against a growth in GDP worldwide of 6.2% [1]. In Europe, there was a growth of 12.3%; contributory factors to this were further developments in the mobile telephone business, data transmission and, more particularly, *Internet*.
By the end of 1999, European subscribers to mobile telephone services exceeded 154 million, with a level of penetration of 39.5% [against 23.6% at the end of 1998]. Compared with the forecasts, the acceleration of growth [+68.1% over the end of 1998] was particularly evident in countries where operators concentrated on the prepaid market, offering wide-ranging, highly differentiated tariffs. The most recent forecasts suggest an average annual growth of mobile subscribers in Europe of 12.7% between 1999 and 2003, reaching a level of penetration of approximately 65% by the end of the period: mobile telephone links are estimated to account for 52% of the total in 2003 [compared to 34.4% in 1999].
As far as *Internet* is concerned, in 1999, users in Western Europe increased by an average of 70%, exceeding a penetration of 13% [compared to 7.8% at the end of 1998] [2]. A series of factors contributed to the growth, both in terms of the offering [free access, fast *Internet*], and market demand [greater flexibility in the use of advanced TLC systems, greater attention from the media, a broader presence of companies in the network, greater use of the Web for business activities and increased activities on the part of governments to promote awareness]. The European market is approximately three years behind that of the United States, but the level of average growth estimated for the next four years [33%] suggests that it is catching up fast.

[1.2] DIMENSIONS AND DYNAMICS OF THE ITALIAN MARKET FOR TELECOMMUNICATIONS SERVICES

In 1999, the Italian telecommunications market grew by 13.7%, reaching Lire 50,700 billion [3]. 52.4% of the total can be attributed to fixed telephone services, 35.9% to mobile telephone services [compared to 29.9% in 1998] and 11.7% to the data transmission/*Internet* segment.
The greatest contributor to growth was mobile telephone services, with an increase in the number of subscribers of 46.7% and a rise in revenues of 36.6%. With over 30 million subscribers recorded at the end of 1999, Italy is the largest market in Europe; the level of penetration [calculated as the number of customers of mobile telephone services to population] reached 52% and is the highest apart from the Scandinavian countries. During 1999, the number of mobile telephones exceeded the number of fixed telephones, reaching a total of 52.7% by the end of the year.
The *Internet* market increased from 3.1 million subscribers at the end of 1998 to 5.6 million at the end of 1999 [+80.6%]. Despite the considerable increase generated by the generalized commercial offering [such as free access] and specific offers [such as "E-vai!" promoted by Tin.it], the level of penetration [9.6%] remains below the European average, with obvious room for growth.
Competitive pressure on the Italian market is constantly increasing, as can be seen from the following:

- issue of licenses for fixed networks which rose from 42 in April 1999 to 89 at the end of the year;
- awarding of the fourth license to operate a mobile telephone network in July 1999;

[1] Source: based on data of Dataquest, December 1999.
[2] Source: based on data of Dataquest, August 1999.
[3] Source: EITO 2000.

2109

- opening of the *local loop* market on January 1, 2000, already with two other carriers, and the offer will soon be launched by 5 more;
- availability of *carrier preselection* for long-distance calls from January 1, 2000; later *carrier preselection* will be launched for local calls;
- July 2000 will also see the start of *number portability* and *unbundling* for *local loop* systems.

[1.3] COMPETITIVE DYNAMICS AND STRUCTURAL CHANGES IN THE ICT SECTOR

In 1999 and in the first few months of 2000, the Information & Communications Technology [ICT] sector was characterized by the following factors.

Competitive pressure on the fixed-line telephone services market

In 1998, most of the European markets were liberalized; as a result, the dominant carriers had to face considerable pressure on prices and reduced market shares, partly compensated by growth in volumes and lower costs. Greater competitive pressure is driving carriers to find new sources of revenues, especially from data/*Internet* components, and to become more efficient in terms of costs and the use of human resources. In 1999, the prices of interconnection were further reduced, whereas, in 2000, *carrier preselection* and *number portability* will be introduced in many countries and, in some, also *unbundling* of the *local loop*.

Mergers and acquisitions

In 1999 and in the first few months of 2000, the trend to consolidate the sector continued in the form of deals that were much more significant both in number and in size and strategic importance than those of previous years. In fact, in the ICT-media sector, in Europe and North America, 6,008 deals were completed [+26% compared to 1998], for a total of more than USD 1,200 billion [+154% compared to 1998] [4]. In telecommunications, there were 834 deals [+38.3% compared to 1998], for a total of USD 686 billion [+172.1% compared to 1998]. Once again, the United States was in the front line, with 62.2% of the overall deals. However, activity in Europe grew more than in the United States, increasing by over 30% in number [2,271 in 1999] and by 480% in amount [USD 455 billion in 1999]. However, this data does not yet take into account the acquisition of Mannesmann by Vodafone Airtouch concluded in February 2000, the largest deal of all time [5] worth more than USD 170 billion.
A considerable number of the deals involved mobile telephone services. In fact, mobile operators, all of them European, were involved in eight of the twelve largest deals.
The *Internet* sector was also very active, particularly in the U.S.A., where the most significant deal was the recent merger between Time Warner and AOL. In Europe, too, *Internet* dominated the scenario, influencing all the deals that came into being in the TLC segment, from the new digital media, to the cable and wireless segments, in a logic of vertical integration along the chain of value.

Initial Public Offer

In 1999, the "new market" devoted to small-cap and fast-growing securities had an enormous impact on the main European financial markets. Between the beginning of 1998 and the end of 1999, the number of listed companies in the sector increased from 63 to 338, while average capitalization rose from Euros 107 million to Euros 295 million. The

[4] Broadview Int. Llc., "Technology M&A Report – 1999"
[5] In the world table of international mergers, the largest deal not involving telecommunications was the Exxon-Mobil take-over for USD 77 billion.

capital raised by IPOs in 1999 was three times that of 1998. Many of these involved *Internet* operators, new entries or demergers, and the demand was always much greater than the offering, boosting prices to unprecedented levels. Numerous other deals have been announced for 2000, many of which involve the demerger of mobile and *Internet* activities on the part of integrated providers.

▸▸ The *Internet* Offering

The multiplication of Internet Service Providers and the offers of free access to the *Internet* also helped to revolutionize the scenario and provided a decisive boost to the growth of the market. Many ISPs, for example, integrate the offering by developing *portals* able to generate additional revenues through advertising and commissions on e-commerce. At the same time, operators in the media sector, including some of the large editorial groups involved in pursuing multi-channel strategies, have developed activities on the Web, creating *portals* which also offer free access to the *Internet* so that they can reach their public online.

▸▸ Offering of broadband networks and services

In response to competitive pressure from television cable-network operators [CATV], and, more generally, to the demand for faster access, many European and North American operators began experimenting, since 1998, with *ADSL* network services, with the aim of being able to provide an offering in 2000. During the next few years, access to broadband networks and services will become a crucial element in Europe's breaching of the gap currently existing in its level of *Internet* penetration compared to the United States. The benefits will be directly proportional to the skill of operators in successfully using aggressive utilization of *ADSL* services to the benefit of the ISP, thus effectively combating the competition of CATV networks.

▸▸ Value-added and *Internet* services using mobile telephones

Competitive pressure in the mobile sector tends to lower prices and revenues per subscriber and encourage customers to switch to other providers; exploiting the rapid growth in the demand for data services, mobile operators responded by providing value-added services [VAS] including, in particular, supplementary mobile services [SMS] – information services, mobile banking, etc. – which have met with great success on the market. Quite apart from the defensive side to this move, such SMS bring mobile operators enormous benefits in terms of traffic volume, revenues, service penetration and customer loyalty. The market for applications that can be accessed from a wireless terminal, such as *e-mail* and text messaging, is also developing fast. In addition, thanks to the convergence of technologies and the development of the wireless application protocol [WAP], a market is now emerging based on mobile access to the Internet and mobile electronic business ["m-commerce"]. Europe could become the leader in this business area, having a higher penetration of mobile services than other geographical areas and an *Internet* market in rapid expansion. Furthermore, many operators, including TIM have already begun experimenting and, in some cases, offering WAP services. The final link in the chain of m-commerce is represented by mobile portals [or "mortals"], which supply and aggregate content, such as news, customizing of information, *e-mail*, links to WAP sites and permit the purchase of goods and services. Finally, even more recently, there have been initiatives to implement multi-access *portals*, which make it possible to access the *Internet* from fixed-line or mobile terminals.


The market

2. The regulatory framework

During the last few months the process of liberalization, in our country, has been characterized by a considerable boost which has stimulated the development of the Italian regulatory framework, bringing it to the forefront within the European context. Today, the regulatory liberalization framework can be regarded as being almost completed, although certain obstacles on the pricing structure which limit the offering of Telecom Italia have yet to be removed. There follows a brief summary of the fundamental decisions adopted by the Authority during 1999.

[2.1] TARIFF REBALANCING

The Authority approved a tariff rebalancing maneuver with Resolution No. 101 of June 25, 1999, according to which the local tariff will remain unchanged, a "sliding-zone tariff" will be introduced to be applied to calls between adjacent local areas within the same district with effect from November 1, 1999, the tariffs will be reduced, from August 1, 1999, for long-distance calls of the 3rd level [6.3%] and international calls [5.1%] and, as from November 1, 1999, monthly basic charges for residential customers will be raised to a single charge of Lire 18,000.
As set forth by the same Resolution, from November 1, 1999 *carrier selection* was launched for districts, to be extended to local areas not later than January 1, 2000.
With its Resolution No. 170 of July 28, 1999, the Authority also introduced the time tariff [TAT], with effect from November 1, 1999, based on call set up methodology, for all vocal telephone services, except public telephone services.
Resolution No. 171 also of July 28, 1999 implemented the *price-cap* regime, with effect from August 1, 1999, which is to be applied until December 31, 2002 to a whole basket of vocal telephone consumption composed of activation fees, basic charges, local, long-distance and international tariffs. In particular, a general *price-cap* was established for the basket of the vocal telephone service, equal to the inflation rate minus 4.5 percentage points, and specific *sub-price cap* for a basket of residential services [the inflation rate minus 2.5 percentage points], for installation fees and basic charges [the inflation rate plus 1 percentage point] and local telephone services [the inflation rate].

[2.2] FINANCING THE UNIVERSAL SERVICE

With regard to computation criteria and methods of financing the net cost of universal service, as established by the Ministerial Decree of March 10, 1998, on March 30, 1999 Telecom Italia sent the Authority the computation of the net cost for the year 1998 and a document defining the methodology used, relating to vocal telephone services, subscriber information and the supply of public telephone equipment. With its Resolution No. 2/CIR of August 4, 1999, the Authority established that in 1998 – the first year of liberalization, which, in its opinion was still characterized by an insignificant number of competitive carriers – the cost sustained by Telecom Italia does not represent an "unfair burden" and, therefore, the sharing mechanism laid down by the above-mentioned Ministerial Decree is not yet applicable.
The calculation of the net cost for 1999 was sent to the Authority on March 31, 2000. Any positive economic impact consequent to its decisions in this regard – expected by the end of next June – will be taken into account in the 2000 statement of income.

2113

[2.3] INTERCONNECTION

As far as the offering of interconnecting rates of reference is concerned, on July 15, 1999 Telecom Italia sent a new offer to the Authority which included some of the specific suggestions expressed by the Authority, such as the application of a single tariff in the largest metropolitan areas [Rome, Milan and Turin], respect for the "best practice" criteria recommended by the European Commission and the revision of tariffs in off-peak periods [when lower tariffs are applied - at night and on public holidays] for services conveying switched traffic.
In Resolution No. 1/00/CIR of February 15, 2000, the Authority approved the offering, making certain changes regarding, in particular, the non-geographic numbering services [toll-free numbers, numbers with Intelligent charges, etc.]. The offer has a retroactive effect starting from January 1, 1999.

[2.4] FIXED-TO-MOBILE CALLS

Following Resolution No. 10 of March 17, 1999 which implemented an initial price reduction [an average of approximately 12%] for fixed-to-mobile calls, in its Resolution No. 338 of December 6, 1999, the Authority established the maximum value [Lire 360/minute] for the price of the termination of calls on TIM and Omnitel networks. It also made it possible to apply a diversified tariff for each time band, and set the maximum amount [Lire 110/minute] for the *retention* price of Telecom Italia, with the option of applying different tariffs according to the time band involved and the type of contract subscribed by the clientele [residential or business]. Once the Authority verified the correspondence between the above-mentioned resolution and the new prices for fixed-to-mobile calls proposed by Telecom Italia, it authorized the company to apply such prices with effect from February 17, 2000.

[2.5] NUMBERING

The decisions taken by the Authority with regard to *carrier preselection* and *number portability* are of particular importance.
In Resolution No. 3/CIR of December 7, 1999, the Authority established that, from January 1, 2000, customers could make inter-district, international calls and calls to mobile networks using a preselected carrier, as an alternative to Telecom Italia, without dialing the identifying code required. Therefore, calls within a district may be made with *carrier preselection* starting from May 2000 in Milan, June 2000 in Rome and July 2000 in other local areas.
In Resolution No. 4/CIR of December 7, 1999, with effect from January 1, 2000, the Authority gave its authorization for fixed-line network customers to change their carrier while retaining the number assigned by Telecom Italia.

[2.6] ADSL

The Authority authorized the supply of *wholesale* services providing high-speed Internet access in Resolution No. 407 of December 21, 1999, based on the application of *ADSL* technology. Tin.it began to market the economic offering to the public on January 26, 2000.

2114

[2.7] LOCAL LOOP UNBUNDLING

Under Resolution No. 2 of March 16, 2000, the Authority approved the measure for unbundled access services at the level of local network [*local loop unbundling*] and the promotion of the spread of innovative services [broadband, interactive, etc.]. The Resolution will allow the operators to directly access the final users, leasing the necessary network components from Telecom Italia. The functioning of *unbundling* services should be guaranteed by September 2000.

[2.8] NEW OPERATING FEE

Pursuant to Law No. 448 of December 23, 1998, a new fee was instituted from January 1, 1999 to take the place of the license fee. The amount of the operating fee is based on a sliding scale [3.0% for 1999, 2.7% for 2000, 2.5% for 2001, 2.0% for 2002, 1.5% for 2003]. The Ministerial Decree of March 21 by the Treasury Ministry, pursuant to the application of the above law, establishes that the fee should only be applied to revenues from installation activities and the supplier of public telecommunications networks, local telephone service and mobile and personal service.

[2.9] EVOLUTION OF EUROPEAN UNION REGULATIONS

Currently being introduced into Italian legislation are certain Directives of particular importance for the development of the competitive framework, with regard to the implementation of the system for supplying an *Open Network Provision* [ONP], for vocal telephone services and the universal service within a competitive environment. In 1999, the European Commission gave the go-ahead to a review of Community legislation on telecommunications, aimed principally at verifying that the standards issued are suited to the actual market developments, and that convergence is taking place between fixed and mobile telecommunications and between these sectors and the audiovisual sector.

* * *

The action brought by the Antitrust Authorities in January 1999 to ascertain the existence of price-fixing agreements between TIM and Omnitel to reduce competition in the mobile telephone market, was concluded on September 28, by the decision that ordered the two operators to pay penalties to be calculated on the basis of their respective revenues in 1998. The penalty for TIM was about Lire 100 billion. TIM appealed the decision to the regional administrative court of Lazio [TAR] on October 25, 1999 and a hearing will be held on May 3, 2000. In view of the upcoming hearing, the Company has not paid the penalty but has set aside a reserve for risks under liabilities in the balance sheet.

2115



3. Telecom Italia Group

2116

Telecom Italia Group operates mainly in Italy and provides telecommunication services as its core business.

In Italy, the Group is engaged in the following business sectors: wireline telephone services operated by Telecom Italia, mobile telephone services supplied by TIM and satellite telecommunications provided by Telespazio. In fiscal 1999, Telecom Italia and TIM revenues accounted for 68.3% and 27.5%, respectively, of aggregate revenues.

Outside Italy, the Group's telecommunications business is operated by its subsidiaries and affiliated companies, generally, in Europe and Latin America. Some of these companies are held directly by Telecom Italia while others are owned through the subsidiaries TMI - Telemedia International Italia, Stet International Netherlands and Stet Mobile Holding.

The Group is also present in other sectors: information technology systems run by the companies Finsiel, Telesoft and Sodalia, manufacturing operations conducted by Italtel, installation operations supplied by Sirti.

The total consolidated carrying value of investments in affiliated companies at December 31, 1999 is concentrated in Europe for about 70%, in Latin America for about 25% and the remainder in the rest of the world.

The Group's workforce at December 31, 1999 numbered 122,662 [123,966 at December 31, 1998]. The decrease of 1,304 units is due to the combined result of personnel reductions in telecommunications [-786 units], the manufacturing sector [-2,398 units] and miscellaneous operations [-285 units] and increases in the installations sector [+2,060 units] and the information technology area [+105 units].
The change in telecommunications is due to the sharp decrease following the rationalization of personnel operating in the national wireline telephone business, the increase in the number of resources in mobile telecommunications and the entry of companies into the scope of consolidation.
In the manufacturing sector, the considerable reduction compared to the end of 1998 is due to the division of Italtel's business between Telecom Italian and Siemens and the disposal of certain businesses, including Italtel Sistemi, to third parties.
The strong increase in the installations sector is chiefly the result of the consolidation and development of operations in Brazil.
Lastly, the information technology area posted an increase following a policy to step up personnel in connection with developments in the sector's business.

2117

The following table presents the Group's results by business segment [1]:

[in billions of lire]		Wireline telecom-munications in Italy	Mobile telecom-munications in Italy	Satellite telecom-munications	International telecom-munications	Information technology activities	Manufacturing activities [2]	Installation activities	Subtotal	Other activities and eliminations	Consolidated total
Sales and service revenues [*]	1999	35,856	14,425	636	3,160	3,074	1,776	1,501	60,428	[7,947]	52,481
	1998	36,292	11,904	740	1,443	2,566	1,975	2,165	57,085	[8,578]	48,507
Gross operating profit	1999	15,448	6,734	70	580	405	23	123	23,383	290	23,673
	1998	16,260	5,650	129	171	361	133	303	23,007	[119]	22,888
Operating income [loss]	1999	7,108	5,126	[41]	[246]	237	[5]	76	12,255	201	12,456
	1998	5,042	4,117	42	[159]	219	55	243	9,559	[373]	9,186
Capital expenditures [3]	1999	5,928	1,992	70	1,845	129	87	81	10,132	428	10,560
	1998	8,278	2,094	103	803	145	92	24	11,539	120	11,659
Number of employees at end of period	1999	76,150	9,375	1,354	5,627	10,206	5,153	12,704	120,569	2,093	122,662
	1998	79,508	8,893	1,270	3,621	10,101	7,551	10,644	121,588	2,378	123,966
[*] Of which, to other sectors of the Group	1999	4,903	703	176	180	947	817	664	8,390	[8,390]	=
	1998	5,212	810	203	234	650	934	945	8,988	[8,988]	=

[1] The figures for 1998 have been reclassified for purposes of comparison with 1999.
[2] These refer to 50% of the consolidated figures of Italtel Group from January 1, 1999 to October 31, 1999 and 100% of the same figures from November 1, 1999 to December 31, 1999.
[3] Investments in fixed assets and intangible assets.

[3.1] WIRELINE TELECOMMUNICATIONS IN ITALY

The wireline telecommunications sector is operated directly by the Parent Company, Telecom Italia. A comparison of the highlights between 1999 and 1998 is as follows:

[in billions of lire]	1999	1998	Change amount	Change percentage
Sales and service revenues	35,856	36,292	[436]	[1.2]
Gross operating profit	15,448	16,260	[812]	[5.0]
Operating income	7,108	5,042	2,066	41.0
Capital expenditures	5,928	8,278	[2,350]	[28.4]
Number of employees at end of period	76,150	79,508	[3,358]	[4.2]

The reduction in revenues [shown gross of the amounts to be paid to other carriers] and gross operating profit, compared to 1998, can be ascribed to the effects of the competition and the consequent decrease in prices and rates, although in a context of strong growth in terms of minutes of traffic [+11.6%]. The improvement in the operating income instead is essentially due to lower expenses connected with fixed assets following the rationalization and modernization programs undertaken in previous years, and confirmed by the sharp drop in capital expenditures.

2118

⏩ The offering

In 1999, following the rapid development of *Internet*, convergence was stepped up in the Information & Communications Technology [ICT] market, while an ever more rapid process of liberalization favored the entry of new operators to the vocal services market.
On the fixed network market, Telecom Italia had to face up to two fundamental trends: the growth of the data segment and the mature status of vocal services. In order to unite customer focus and market leadership, Telecom Italia is pursuing innovative strategies which will lead to:

- designing an organization which will respond quickly to emerging requirements, focusing the attention of the various structures on the clientele;
- concentrating on small and medium-size companies, introducing a new organizational structure entirely devoted to this segment of the market;
- reproducing models of customer care, sales and marketing that have already been successfully tried in other Group companies, so as to reorient business areas related to residential customers towards criteria of efficiency, customer service and profitability;
- concentrating *Internet* activities in a separate unit.

Mass Market

In the mass market segment, the continuous erosion by mobile operations, the pressure from numerous competitors and the fall in the prices of telephone services have generated a reduction in revenues from traffic compared to 1998 [-12.4%], despite an increase in volumes of 0.57%. The fall in prices particularly affected district traffic [introduction of the "Fuori porta" tariff], as well as inter-district, international and fixed-to-mobile traffic. In addition, on November 1, 1999 the time tariff [TAT] was introduced for fixed vocal telephone services, on the basis of which the cost of conversations is calculated according to the effective duration of the call in seconds.

1999 also saw the continuation, with the support of suitable advertising campaigns, of initiatives to promote the free activation of *ISDN* lines, which helped to remove the barriers preventing customers from installing the lines and spread awareness of the product. The success achieved in 1998 [+152% compared to 1997] was again confirmed in 1999 [+124% compared to the prior year]; on December 31 almost 1,450,000 equivalent lines had been installed, more than 200% compared to the end of 1998.

Telecom Italia confirmed its leadership by the attention paid to customers' requirements, the continuous innovation of its offering, technological superiority and the pursuit of a policy of loyalty to keep its best customers. With regard to the latter, a new initiative called "Guarda la bolletta e vinci" [Look at your phone bill and win] was launched, a contest with automatic prizes with the aim of promoting the loyalty of customers with medium-high traffic consumption and limiting *carrier selection*.

In 1999, the offering of already-existing traffic plans for residential and business customers was extended, favoring, in particular, customers with high traffic consumption and *ISDN* customers. The initiatives implemented in July included the new plans Formula Area+ and Formula Vantaggio which, thanks partly to the success of the promotional offer [4 months free basic charges], exceeded 900,000 units by December 31. The overall number of all plans at the end of 1999 was well over 1,500,000, an increase of 256,000 compared to the end of 1998, more than 500%, confirming the validity of pricing strategies as a tool for building loyalty.

2119

Still on the subject of promoting customer loyalty and innovating the offering, 1999 was also an important year in terms of network services. The two new services, "Chi è" [Who is it?] and "Numero Personale" [Personal Number], launched in April, had reached a total number of more than 700,000 subscribers by December 31. The centralized answering service Memotel also proved popular, with 687,000 new customers, reaching a final total of 1,880,000 subscribers [+58% compared to the end of 1998]. In addition, 554,000 new supplementary telephone services were activated [call waiting, call transfer, three-way conference calls, automatic disabling], bringing the total at December 31 to 6,019,000 units [+10% compared to the end of 1998]. The free "5" redial service for engaged numbers was used by approximately 30% of customers, well exceeding the estimated target of 25%.

There was also a strong increase in the purchase of Call IT cards [248,000 cards sold during the year], reaching approximately 400,000 units by the end of 1999 thanks partly to the advertising campaign in June and the "Benvenuto" [Welcome] promotion [15 minutes of national and international traffic for new customers].

In 1999, particular emphasis was given to Customer Care services. In fact, the "187" service was strengthened by a new system for welcoming and managing calls, and increasing the availability of the service to the public from 8 a.m. to 8 p.m. from Monday to Friday. The image of the new 187 service ["A number made up of people"] was supported by an intensive advertising campaign. Innovation also proceeded with the "12" subscriber information and "1412" services, the latter resulting partly from the success of the "Chi è" service and the possibility of being able to see the number of the person calling.

In order to further capitalize on the competitive advantage deriving from the widespread presence of its distribution throughout the country, in 1999, Telecom Italia added 43 new points of sale for large-scale retailing to the existing 114 direct shops and 1,448 InSip shops. The commercial capacity of the points of sale was extended by being able to market network services, *ISDN* and rate plans, thus generating customer retention initiatives.

As regards the development of *Internet* business as a whole and with the aim of supplying customers with ever more highly evolved commercial services in line with market demands, in 1999, an e-commerce distribution channel was created. "Surfers" visiting the "www.telecomitalia.it" site are offered the whole range of services/products proposed by the company also through traditional channels. E-commerce then is another way of making contact with the market, and provides plenty of commercial opportunities. The start-up, which was more than satisfactory in terms of results, constitutes the basis for further developments in the next few years, in line with the potential of the new channel.

As for public telephone services, activities to develop the offering continued through certain promotions on national and international traffic by means of prepaid phone cards, the issue of phone cards to commemorate special events and contests linked to the purchase of cards. For outgoing international traffic there was a repositioning of the pricing of Welcome cards, favoring the countries of origin of the largest ethnic communities present in Italy. With collectors in mind, limited series of cards were issued, some commemorating special events, and some in partnership with specialized publishing

2120

houses. During the year, the installation of Terminale Ubicabile Ovunque [TUO] continued, reaching a total of 41,000 telephones, while for the two-year period 2000-2001 there is already a plan to replace 100,000 traditional telephones with *ISDN* telephones on an *intelligent network*, able to improve both the quality of service and the selection and broadening of the offering, as well as running and maintenance costs. To take into account the economic aspects of the plan, which also calls for optimizing the number of locations, the telephones which will be disconnected have been written down in the 1999 financial statements. By the end of the year, 362,000 public telephones were installed, of which 104,000 installed on roadside or placed in stations, airports and other areas of major traffic concentration. 1999 also saw the start of experiments involving "Internet corner" terminals enabling users to surf the *Internet* using phone cards; the results will help to establish how many systems to install and where.

Small and Medium-size companies

In 1999, in a context of growing competition, Telecom Italia set up the Business department, devoted to cover small and medium-size companies, economic entities which require a different sales approach and offering than larger customers or the residential clientele. The solution adopted, based partly on similar experiences, was regarded as the most effective and the one closest to the corporate strategy of covering the segment [650,000 customers with approximately 2,000,000 equivalent lines], and focused on the offering of phone and data services, involving external partners and reinforcing contact with the customer through the telephone channel "Telephone sales support" and "Business agent". The initiative led to the construction of a dedicated system in terms of marketing, sales and Customer Care structures, as well as information systems and procedures. The Customer Care service was thus rationalized by creating the single access number "191" for all commercial and technical assistance requirements.

Business Market

In a market framework marked by complete liberalization and considerable price pressure, Telecom Italia confirmed the level of revenues reported in 1998.
Maintaining a strong hold on the core business of phone and data services, extending the offering portfolio, developing innovative services and strengthening technological infrastructures, especially in the sector of data transmission, with particular reference to the *Internet* segment, proved to be fundamental strategic levers.
The defense strategy of the core business made it possible to obtain positive results in terms of commercial and economic objectives, making it possible to maintain a market share of 93% in phone services and 81% in data transmission services. Contributory factors to this were the rapid development of Intranet and Extranet solutions, the establishment of converging phone/data solutions, solutions based on *Internet Protocol* [*IP*] platforms, and evolved ICT outsourcing by involving top-level information partners.
As for traffic, compared to 1998, the minutes of conversation increased by 13.5% [local traffic +26%, long-distance traffic +4.5%, and fixed-to-mobile +9%], while traffic revenues fell by 8% owing to the dramatic reduction in prices.

In order to broaden the offering portfolio, the following services were introduced in 1999: the "RING" data service, with prices based on use and high-speed access up to 155 Mbit/s supplied in various technologies [*ADSL, SDH, HDSL*]; "Business to consumer" solutions in response to the strong market demand; "Business Net" as an evolved version of the

2121

phone offering to companies. Within the framework of the new services to accelerate the movement of voice, data and images onto *IP* networks, "C@ll Web" was introduced, integrating access to the Web server with the functional advantages of corporate Call Centers.

The single Customer Care number "803-123" was activated nationwide and, lastly, the plan to review the maintenance service of private switching systems was launched.

As regards the services offered, the following should be pointed out:

- the further growth of *ISDN* connections, with the creation of more than 513,000 equivalent lines increasing their number by 47% compared to 1998 and exceeding the number of traditional business lines during the year with a final penetration of 53% over the total number of connections;
- compared with 1998, there was an increase in the number of active codes [+9%] and revenues from Numero Verde [toll-free] calls [+13%];
- the marketing of Business Solution first and later Business Net to supply phone solutions that can compete with the competitors;
- the dramatic growth of Business Frame and, in particular, the related revenues [+70% compared to 1998];
- the increase in the number of lines activated and the significant increase in revenues [+25%] from InterBusiness compared to the previous year;
- the positive results of acquisitions relating to the "Single Public Administration Network" [RUPA], due to approximately 3,000 lines being activated;
- the more widespread use of Video-communications, with approximately 14,000 devices installed and an increase in sales volumes of approximately 20% compared to 1998;
- the *Call Centers*, with 162 systems installed by the end of 1999 and a 27% increase over sales in 1998;
- the development of Network Applications, which have almost tripled the economic results of 1998, partly as a result of the full effect of the specialized sales force.

Internet

1999 marked the explosion of the *Internet* market in which TIN [Telecom Italia Net] has confirmed its role as a leader, closing the year with 1,990,000 customers [+409% compared to the end of 1998]. This result is above all due to the success of "free" Internet access offered starting from September, which, in four months reached a total of about 1,286,000 customers.

The potential market increased thanks also to the extension of the access network for this service, which now permits 100% of the population to connect to TIN.it with a local call. TIN.it is, in Italy, the only operator with a complete, integrated offering [Web access, *portals* and services] and multi-platform services [*dial-up*, *ADSL*, wireless].

TIN.it is shifting its market strategies from access to services for companies, offering, in particular, hosting, e-commerce solutions and portals. Its success can also be measured by the number of page views a month [65 million] and by the number of daily customers [5,000] visiting the virtual community "Atlantide".

TIN launched the "E-vai" offer on the market at the end of 1999. This is a personal computer with premium access to TIN.it payable on an installment plan. This offer is aimed at removing purchase barriers and promoting "computer literacy" in the nation.

2122

As far as the innovative offering is concerned, January 2000 saw the launch of the marketing of broadband services in *ADSL* technology, specifically for residential and small business customers, which permits fast access to *Internet* and the use of active multimedia services.
The TIN offer includes an "always on" connection to *Internet* for a basic monthly charge.

International traffic

The international *wholesale* services market, in which Telecom Italia operates in Italy and internationally, in 1999 was marked by increases in voice and *IP* traffic volumes, the drop in unit prices owing to the sharp growth in the offering and the appreciable reduction in transport costs, the introduction of more competitive procedures for receiving and transmitting phone traffic, the development of proprietary networks by the main *carriers*, the explosion of the international demand for connection to *Internet*, which, on the Atlantic section, exceed the band usage for phone services.

In the international phone traffic market where over 1,700 competitors operated at the end of 1999 compared to a thousand at the end of 1998, Telecom Italia is ranked seventh in outgoing traffic, with a world market share of 3%. This position was achieved thanks to the increase in *wholesale* traffic obtained from mobile operators and the other Italian wireline operators [+62% compared to 1998] and the increase of traffic in transit, which posted a strong gain [from 487 to 857 million minutes, +76%, with a market share of 7% compared to 5% in 1998] due to the entry of new operators and a more aggressive policy followed by Telecom Italia, based on a competitive quality/price ratio. In the incoming traffic market, Telecom Italia has confirmed its leadership position with a market share of 81% although competition on the domestic market is fierce. Telecom Italia's total minutes were 6.7 billion compared to 5.8 billion in 1998, up 15%.

% increase in international traffic by Telecom Italia [1999/ 1998]:

Total traffic	15.4%
• Incoming	15.9%
• Outgoing	2.2%
• In transit	76.0%

The system for prepaid international telephone cards was also stepped up during the year from the standpoint of both the operating system and the offering, which introduced the new products "New Welcome", "Athena", "Time", "Retevision".

The data-*IP* business in 1999 accounted for roughly 16% of *wholesale* international revenues. The *IP* business was the recipient of very sharp growth [+500% compared to 1998] owing to the international connectivity service SEA-BONE, directed to foreign *carriers* or Internet Service Providers [ISP], and the conclusion of four new agreements for the reciprocal utilization of networks with important European correspondents. The data business, instead, was hurt by competition from the principal international operators that were able to offer extremely competitive prices. In 1999 Telecom Italia revised its prices twice, in January and July, to bring its offering in line with the best prices offered in

2123

Europe, reducing the overall rates for traffic to the most frequented European sections by 33% and North America by 31%.

As for the quality of service, lastly, 95.2% of customers polled expressed satisfaction with the quality of international phone services [94.8% in 1998] and, of these, 34.8% were very satisfied [34.1% in 1998]. With regard to the Italy Direct operator service, the results based on technical finding show the following percentages:

	1999	1998
Calls answered	96.7%	94.8%
Answered within 20"	98.2%	96.8%

▸▸ The network

Telecom Italia keeps an ever-watchful eye on scenarios where the demand is evolving, leading to a need to improve its network, with the aim of raising standards of performance from the point of view of quality and reliability, so that it can offer its clientele new hi-tech services based on an ever higher technological standard of infrastructures and control systems. With this in mind it has begun to implement plans to develop technology in the area of multiplexing and switching, and to introduce new operation systems; in particular, it has improved levels of overall availability by taking action both in the area of the *SDH* transmission network and in the area of service and duplication exchanges of the parts that are not yet appropriately sized. As far as monitoring and verifying levels of data network services are concerned, there is a plan to develop the systems with the aim of processing the performance data of individual components and to produce reports on the network as a whole and in terms of its clientele, with the option of offering customers the tools to verify for themselves the levels of service offered.

2124

The National network

The national network in statistics at December 31, 1999 is as follows.

Exchange areas:	10,000 served by 13,200 Line Stages [SL]
Switching areas:	615 served by 651 Local Group Stages [SGU]
Gateway areas:	33 served by 67 Transit Group Stages [SGT]
POTS accesses:	26.7 million
ISDN PRA accesses:	38,300
ISDN BRA accesses:	1,480,800
Copper network accesses:	103.4 million of kilometers-pair
Optic fiber access network:	400,000 kilometers-line
Optic fiber carrier network:	2.5 million kilometers-line
Tele-selective circuits:	3.7 million
Network for direct number circuits:	600,000 access points with speeds up to 2 Mbit/s
Frame Relay accesses:	70,000 gates at equivalent 64kbit/s [usable also for *IP* services]
ATM accesses:	230 gates at 34Mbit/s and 100 gates a 2Mbit/s
IP dial-up accesses:	40,000 gates

The switched network is composed of connections between the premises of individual customers and the local exchange, switching exchanges [for voice and data services] and transmission media for interconnecting the exchanges. The territory is divided as follows: "exchange areas", to which subscribers are connected; "switching areas", which collect the telephone traffic of the exchange areas connected to them; "*gateway* areas" which collect the inter-district and international traffic of the switching areas. The network, which is mature from a technological point of view and stable from the point of view of territorial coverage, has developed in terms of continual modernization [numbering has reached 98.7% compared to 97.9% at the end of 1998] and opening up towards other operators.

In fact, during 1999, with the development of the liberalized market, Telecom Italia set up interconnections with the networks of 17 more operators, in addition to the 6 recorded in 1998. During the year, the following contracts were also signed or renewed: 40 interconnection agreements [with Infostrada and Wind also signing agreements for *carrier selection* between districts]; 11 "reverse" agreements, terminating calls on the network of another operator; 8 agreements to supply direct connections between the networks of other operators. Negotiations are currently in progress for an agreement to supply high-speed access services based on *ADSL* technology. Interconnection traffic, amounting to 28.3 billion minutes in total, can be broken down as follows: 8.9 billion minutes of "fixed-to-mobile" traffic generated by Telecom Italia customers; 8.1 billion minutes of "mobile-to-fixed" calls; 5 billion minutes of *carrier selection*; 3.7 billion minutes of fixed-fixed calls generated by customers of other operators; 2.6 billion minutes of fixed-fixed calls generated by Telecom Italia customers. During the year, the transfer of numbering for toll-free dialing from "167" to "800" was completed, while the network was equipped for the inter-district *carrier selection* service which started on January 1, 2000.

During the year, the intelligent network again showed a growth of traffic [approximately 40 million calls a day] and services. New services were introduced during the year: "Numero Personale" [Personal number], "Numero verde universale" [Universal toll-free number], "Pronto Pagine Gialle" [Pronto Yellow Pages], "Business Net" and "Chiama gratis" [Call free]. The Call It, Addebito Intelligente [Intelligent charge], TUO and services

based on *Call Centers* were also transferred to a second generation platform and all enhanced with new features. With reference to liberalization and interconnection with other operators, inter-district *carrier selection* and the service *gateway* for inter-connection via SGU became effective. At the same time, the network was extended by introducing a new platform; the new signaling network for advanced services, with higher performance in terms of supervision, safety and traffic capacity; finally, the network of peripheral equipment was extended to support interactive services on the intelligent network, in which the first second-generation systems were introduced.

The second half of 1999 saw the start of the development of the Arianna network which, thanks to the use of the latest generation of *SDH* technologies and the new optical DWDM technology [Dense Wavelength Division Multiplexing] constitutes the basis for a new transport network with a high transmission capacity capable of covering the entire country. The network will be used to transport flows with a high requirement for quality and availability, both in terms of incremental requirements and migration away from the current transit network. Arianna is based on a structure with *SDH* rings; from 2000, in order to reduce the number of fibers, DWDM systems will be used capable of multiplying by a factor of 12 the available optical fiber band and the current transmission capacity, thus increasing the transport capacity of the connections. The network will be operated by the same system that is currently used for regional networks. The DWDM systems provide the natural link between current transport networks and the future optical OTN networks [Optical Transport Networks], multiplexing and exchange entirely within the optical domain, without any need for optical-electric conversion. The evolution of the transport network towards the optical network will make it possible to augment the operational capacity of all types of traffic, from phone calls to *Internet* traffic. In this context, experiments with CSELT continued on the PEGASO project [Project for the Evolution of the Operation and Architectures of Optical Networks and Systems], which has the aim of finding out more about the topics associated with optical networking, and the transport of *IP* and *ATM* flows on optical networks. The strong growth of the *SDH* network [from 700 to 3,000 pieces of accessory equipment and from 7,900 to 70,000 connections] during the year led to numerous adaptations and improvements to systems and software.

At the end of 1999, in the access network, the number of lines exceeded 26.5 million, thanks particularly to the development of *ISDN* connections. The trend is shown in the following table:

[in thousands]	1999	1998	1997
Number of fixed connections			
Final total	26,502	25,986	25,698
- general telephone network	23,453	24,251	24,801
- *ISDN* in equivalent lines	3,049	1,735	897

In 1999, services in *DECT* technology were not extended to other cities other than the 33 existing at the end of 1998, because of the slow expansion and low level of use of the FIDO service. In view of the suspension of the service following profitability forecasts which will not permit the recovery of the value of investments, the residual value of the installations and software constituting the platform was written off in the 1999 financial statements.

Experiments are being performed with "in-house" cabling for apartments, which facilitates the supply of high-speed services by integrating existing telecommunications links

[telephone and TV] and by also allowing the use of *ISDN* access and *ADSL* technology. In addition, the technical specifications of the "new network termination" have been established which, by replacing the three-hole socket, will also make it possible to exploit new telecommunications and multimedia services. The experiments will take place in the second half of 2000, in order to permit installation in new or re-structured offices from 2001.

With reference to access services using *ADSL* technology, in 1999, the technical and commercial trials with fast *Internet* access for residential and SOHO [Small Office Home Office] customers, begun in Rome and Milan at the end of 1998, were concluded. In the second half of the year, commercial services with access in *ADSL* technology for business customers and ISPs [Internet Service Providers] were extended to 25 cities. The commercial services for business customers include the use of *ADSL* technology in urban areas to supply access to the "RING" services [*IP*, *Frame Relay* and *ATM*] of Telecom Italia's data networks. The services for ISPs supply *wholesale ATM* access based on *ADSL* technology to the public, leaving the commercial interface with the final customer to the Service Provider. At the end of 1999, the "exchange areas" covered by *ADSL* technology numbered 250; by 2000, 72 towns and 650 exchange areas will be served.

In 1999, both high-speed access on copper pairs using *HDSL* technology with *ATM* protocols and access using optical fiber with *SDH* connections were made available, making it possible to exploit data services locally and to access the long-distance services of the Telecom Italia networks. The innovative feature of this offer lies in the availability of fast access on copper connections and in the possibility of using RING services with tariffs matched to consumption, in local, national and long-distance scenarios. In fact, in the second half of the year, the technical verifications for opening *IP* services for business customers with this type of tariff system were successfully concluded. This functional advance, which is significant from a technological point of view, places the company on the leading edge in worldwide terms; thanks to this new system, customers will only pay for the traffic they consume on *IP* networks, subdivided into local, national and "Big Internet" traffic, up to the maximum speed which subscribed access to the service exchanges of the Telecom Italia network allows. The service, which is already available in Milan, Padua and Brescia, will be extended during the course of 2000 to the 72 cities where the RING offering of services is available. During the first half of 2000, tariffs matched to consumption will also be introduced to the *ATM* and *Frame Relay* networks in the same cities for *IP* consumption services.

The evolution of new ways of offering *Internet* access includes the introduction of different levels of quality in terms of both the general telephone network gates reserved for the Service Provider, and in terms of *band* on access to the national and international *IP* backbone. The relative technical assessments will be carried out in the first half of 2000. During the same period, a technical analysis has been scheduled for the opening of *IP* "multicast" services on a national scale, which, initially, will be directed towards ISPs who intend to extend the offering of their services to residential and SOHO customers with audio/video and multimedia content, distributed by broadcasting mode on *IP* networks from their own service centers. The technical realization of these services is planned both for access from switched networks, and is thus nationwide, and for access from *ADSL* networks, which is limited to the cities covered by the service. During the first half of 2000, a technical analysis of *IP* multicast services within *IP* networks – private virtual networks for business customers is also planned, together with the extension of the service on an international scale.

2127

In 1999, operating systems were, in turn, developed with the aim of ensuring the offering of new services, optimizing operational activities and pursuing objectives of total quality. Procedures were developed for systems dedicated to supervising traffic for verifying levels, the immediate management of measurements and constant monitoring of the quality of the service provided; in systems that operate the flexible network for data transmission, features were activated which reduce activation and connection time, permit the timely recognition of customers who have experienced malfunctions in services and augment the availability of the connections themselves; finally, operating systems have been equipped with new features for marketing new services ["Numero personale", "Numero verde universale", "Pronto pagine gialle" and "Chi è"].

Within the framework of developing the network and services, various experimental activities have been planned, the most important of which are as follows:

- *ADSL* terminations of networks for various network configurations for the customer, and *ADSL* access for *ATM* services and *IPs* for business customers;
- integrated messaging and voice and fax services on *IP* for residential and SOHO customers;
- services with the use of integrated *ATM/IP* technologies, as well as intelligent systems on *IP* networks capable of tailoring the offering according to the customer base or ISP;
- hi-tech tariff solutions, no longer based on consumption [volume or time], but on the basis of the content or application requested by the customer.

The technical quality of the network, expressed as a percentage of calls reaching the number called [99.7% for local calls, 99.1% for long-distance calls] is much in line with the levels of excellence recorded in 1998. Surveys carried out with the aim of discerning the quality of service perceived by the clientele confirm the results of the prior year, highlighting, both in the case of residential and business customers, a level of satisfaction of well over 90%.

ADSL

Currently, the telephone network is the main medium used for entering *Internet*. The fact that coverage is comprehensive nationwide means that anyone can access the data network, although, until now, the low speed of conventional transmission systems has limited access to the network. However, for a few years now, thanks to the introduction of new technologies for transmitting data on the copper network, the telephone network is being transformed from a network for voice compatible with data to a network for data that is compatible with voice, thus extending the possibility of exchanging information at high speed.
One of these technologies is the Asymmetric Digital Subscriber Line [*ADSL*], which permits the transmission of audio, video or data signals in a digital format at high speed and asymmetrically, using the normal copper user connections and thus generating a good price/performance ratio and with numerous advantages for the clientele. By means of this analog/digital type of technology, which uses modems connected to existing copper telephone pairwires, voice traffic is separated from data traffic, facilitating the supply of advanced services both for the residential market and the business market of the SOHO [Small Office Home Office] type.
ADSL, which has unbalanced flows of data-transmission, is particularly suited to applications which require high speed in transmission from the network towards the customer, but not in the opposite direction. This feature of *ADSL* makes it possible to transfer large quantities of data towards the customer, as with video transmissions or during access to the content of Web

sites with advanced multimedia characteristics. In this way, the capacity of surfing the Internet can increase by a factor of 10 or 12 compared to the traditional service.
The network structure for *ADSL* services involves termination located at the customer's premises and connected, by means of a copper pairwire to an "access multiplier" [*ADSL*-mux] located in the Telecom Italia exchange; a pair of *ADSL* modems located at the customer's premises and at the exchange makes it possible to transport three information channels: a high-speed data channel from the switchboard to the customer's premises, a medium-speed data channel in the opposite direction and an analog telephone channel, the functioning of which is ensured by special filters even when the ADSL channels are being used. In this way, it is possible to send data at high speed, even when the telephone is being used. Since each connection made by the user is a dedicated resource, the customer is always connected to the network with a reserved band and with high levels of reliability in the connection.
The commercial offering is based on the integration of *ADSL* and *ATM* technologies and is directed, first, to the Internet Service Providers [ISPs] who intend to supply their customers with high-speed access to the *Internet*. In fact, *ADSL* makes it possible to send digital signals at high speed to the premises of subscribers to the Telecom Italia data network or to other service/content providers. The service therefore makes it possible to create access networks towards service providers and high-speed Internet/intranet applications. The pricing system involves a fixed cost for the connection, separate from the consumption and volume of the amount of data exchanged; the reference clientele therefore comprises not only ISPs, but also small and medium-sized companies, research institutes, universities, the Public Administration, local authorities, suppliers of interactive online services and other telecommunications operators. The banking sector is also particularly interested in using *ADSL*, especially for developing the online bank counter with a reduction in costs which some estimate to be more than 100 times those of operations carried out at an actual bank counter.

International network

The liberalization of the markets is intensifying the adaptation of the international network, where the collection, routing and termination of traffic can be carried out with alternative means to those used hitherto. In fact, a radical evolution of the network architecture is in progress, in which bi-lateral connections are integrated with a multi-lateral *backbone* [for voice and data] and, more generally, all the various stages are performed based on considerations of quality, economic yield and flexibility in order to reduce the "time-to-market".
In this context, new switchboard features have been introduced, the strengthening of the operation system has continued and the platform for the international *ATM* service, which was activated in July, has been completed. The growth of the *Internet* service also continued, with the extension of the SEA-Bone network [South European Access backBone], the capacity of which, at December 31, 1999, was eight times that at the end of 1998.

During the year, in order to cope with the growth of traditional traffic and new services, the submarine links in South America, the North Atlantic the Middle and Far East and the Mediterranean were increased; then the project design for the Nautilus system, an optical fiber network between Italy, Israel, Greece, Turkey and Egypt for hi-tech and *Internet* services was completed. At the end of 1999, Telecom Italia's international submarine network extended for approximately 350,000 km.
Construction has also begun of the *backbone* which will link the most important European countries through POPs in the main cities [Milan, Zurich, Paris, Barcelona, London, Brussels, Amsterdam, Frankfurt and Vienna]; the first part of the network [Italy-

2129

Switzerland-Germany-France-United Kingdom] will be available by June 2000, while the rest is scheduled for completion by March 2001.

At the end of 1999, 229 countries could be reached by direct dialing. There were 121,384 international circuits [27.4% more than in 1998], of which 97,910 between Italy and foreign countries and 23,474 between foreign countries [of which 5,053 via satellite]. Of these, 69,739 are for phone services [57.5%], 23,474 for transit calls [19.3%], 18,617 for *Internet* [15.3%], 960 for *ATM* [0.8%] while private circuits number 5,697 [4.7%]. The numbering of the international network has exceeded 98%.

In 1999, the ABR [Answer Bid Ratio – the ratio between the calls which obtain a reply and the overall number of attempts at calling] produced the following results:

	1999	1998
ABR outgoing	53.2%	55.1%
ABR incoming	63.6%	62.6%

The outgoing ABR deteriorated because of the greater amount of traffic directed towards low-quality national networks, despite technical measures [alternative routing systems, increasing the number of circuits, intervention involving the interested operators] carried out during the year.

▸▸ Human resources

Employees in the sector [including the 37 resources transferred to Path.Net, the new company which will provide data transport services on the "Single Public Administration Network"] numbered 76,150 at December 31, 1999. Those at Telecom Italia numbered 76,113 compared to 79,508 at the end of 1998; the decrease of 3,395 units is in line with corporate strategy to optimize processes and costs. 71% of the 3,816 who terminated employment did so due to early retirement, 16% due to spontaneous retirement, and 9% were transferred to other companies in the Group. At the same time, particular attention was given to the quality mix of the personnel by recruiting 421 new employees, almost all of whom are university graduates, or have high-school diplomas or diplomas of interest to the company, while 42% of those who left the company had a low level of education.

Training activities in 1999 concentrated on interpreting and managing the current dynamics of the Information and Communications Technology market. The training courses, for a total of 2.5 million hours, both at managerial and operational level, were aimed at strengthening knowledge and competence in "critical" areas for the development of corporate business. They mainly involved the integration of the various business areas, client orientation, supervision of the markets, internationalization, the co-ordination of production and organizational processes, the management and development of human resources through increasing use of the latest teaching methodologies, based on the integration of multimedia and online systems with traditional training techniques.

In 1999 negotiations started with the labor unions under the terms of the development and re-organization plan; in particular the key strategic areas for the development of the Group were described to the labor unions within the national and international context, and the

relative implications in terms of organization and processes. In view of the proximate expiry of the Collective National Labor Contract (CCNL), within the framework of Confindustria, negotiations were begun and are still in progress to stipulate a new contract for the sector. Since its definition will have repercussions in terms of current collective contracts, an agreement was signed with the unions to postpone the expiry of the contract and the harmonization agreements in force until the date of the stipulation of the new CCNL.

During the year, agreements were signed with the labor unions on the following main topics:

- *Temporary work*: an agreement for the sector involves special cases of use in addition to the cases defined in the interconfederal agreement, also raising the level of use for mobile radio services to 11%.
- *Hour bank*: in certain areas of the company, testing has been started and concluded aimed at optimizing the management of working hours by converting 50% of overtime into recovery time according to specific methods and criteria.
- *Sales force*: from 1999 the incentives scheme will be established unilaterally by the Company. In relation to this change, the pay structure for the sales force has been put on a par with that of other personnel.
- *Bonus*: the bonus structure has been revised both on account of the introduction of IRAP taxes and on account of the variation in some of the criteria used in drawing up the 1998 financial statements, which modified the original parameters for bonus payment; it is possible that there will be another revision if there is any variation in the legislative or fiscal framework or accounting criteria.
- *National supplementary pension fund for employees of "Telemaco" telecommunications companies*: following the approval of the information card by the competent supervisory commission, over 66,000 people had joined at December 31, 1999; in accordance with the criteria established by the institutional agreement and electoral regulations, in October 1999, the elections were announced for the Meeting of the fund and held on February 10, 2000. These will be followed by the elections to appoint the administrative and control bodies for the fund.

The joint re-examination with labor union representatives of some of the micro-organizational processes has led to the extension of working hours for front-end customer services, the definition of new sales channels and the re-engineering of technical assistance activities. Finally, during the year, 200 remote work stations were activated at the homes of operators of the "12" Directory Inquiries service, according to the agreement with the labor unions of July 1998.

The tables that follow show the distribution of the personnel of Telecom Italia S.p.A. by professional category and by age group at December 31, 1999.


Distribution by professional category
Executives 1.4%
Technicians 15.6%
Middle management 6.6%
Clerical staff 76.4%


Distribution by age group
over 55
4.3%
21 to 30
6.0%
51 to 55
21.6%
31 to 40
34.4%
46 to 50
20.3%
41 to 45
13.4%

2131

Research and development

In 1999, R&D activities at Telecom Italia were mainly directed towards testing innovative services, with particular reference to *Internet* and the evolution of mobile services and the networks. New solutions were devised for the offering to specific customer segments and the technological options were further researched to develop network platforms to support flexible solutions for the integrated transport of voice and data. In particular, work continued to find solutions for fast access to *Internet* using *ADSL* technology; in this context, the testing of the "Fast Internet" service for residential and SOHO customers in Milan and Rome was completed, and new business models were tested for the offering of advanced *Internet* services. New *IP* solutions were also tested for companies, thanks to collaboration with leading international partners in the field of research.

During the year, activities also continued in the area of "multimedia workshops", in collaboration with three Italian universities, to encourage the training of researchers and university staff in the use of hi-tech telecommunications tools and technologies, the development of business opportunities in the sector of multimedia and the creation of a basis for business initiatives geared to marketing the results achieved. In the field of the offering of services, products and applications, prototypes of new solutions were developed for the various customer segments, based on the implementation of innovative services aimed at specific market targets, including global solutions for the local economy developed within the framework of the Torino 2000 Project.

Telecom Italia devoted Lire 213 billion to R&D activities, of which Lire 196 billion refer to activities performed by CSELT.

[3.2] MOBILE TELECOMMUNICATIONS IN ITALY

The Telecom Italia Group operates in the mobile telecommunications sector through **Telecom Italia Mobile** [TIM]. The highlights of fiscal 1999 are as follows.

[in billions of lire]	1999	1998	Change	
			amount	percentage
Sales and service revenues	14,425	11,904	2,521	21.2
Gross operating profit	6,734	5,650	1,084	19.2
Operating income	5,126	4,117	1,009	24.5
Capital expenditures	1,992	2,094	[102]	[4.9]
Number of employees at end of year	9,375	8,893	482	5.4

In 1999 TIM appreciably improved its results compared to 1998, evidence of the approval expressed by its clientele for the ample range of rate plans and services. The increase in revenues was equally reflected in all the various operating results [the gross operating profit was also affected by higher sales costs]; the same revenues, however, also included higher amounts to be paid to other mobile carriers as a result of the increase in the related traffic volumes. The latter, up by 35% in terms of minutes, led to a growth in the relevant revenues of 27.2%, being the result of the increase in the average lines [+41% due to the effect of the sales campaign during the year] and the

2132

reduction in average revenues per line [-14% owing to the growing success of prepaid services] and the average revenues per minute [-7% due to the pricing policy aimed at customer retention and development].

▸▸ The offering

The Italian mobile radio market, the largest in Europe, with 30.3 million lines by the end of the year, was characterized by a further acceleration of growth and the intensification of competitive pressure [in March 1999, in fact, the third operator became operational]. Within this context, an ongoing renovation of the services offered is vital to building loyalty and acquiring new customers.
In 1999, TIM was confirmed the leader in Italy in terms of the number of lines [61%] whereas net acquisitions were the same as its major competitor [43%]. The growth of TIM can now be wholly attributed to prepaid services, with the percentage increasing from 72% to 82% of the total lines.
In addition to covering the national market, expansion continued on foreign markets, as described in the section on the international sector, geared to consolidating presence in the two target macro-regions of Europe and Latin America. By the end of the year there were more than 18.5 million lines operating in Italy, while foreign lines operated by Telecom Italia Group reached 13.8 million [3.8 on an equity base], thanks particularly to the French operator Bouygues, the start-up of the Spanish operator Retevision Movil and the success achieved by Brazilian subsidiaries.
With regard to the offering to private customers, TIM adopted the strategies of tailor-made solutions and simplifying ways of using its services; these strategies, which were made possible by developing its network capacity and information systems, were established mainly through the introduction of "TIMMenù'" and "UNI.TIM".
With "TIMMenù", it was possible to create a tariff system adapted to the various customer requirements, modifying it according to the necessity to use cell phones. Besides the basic rate, the customer chooses one or two options to call during particular time bands or particular numbers with especially advantageous terms. By the end of the year, the "TIMMenù" plan had been further enhanced with the new "Long TIM" options, suitable for longer conversations and "TIMMenù Autoricarica", whereby a bonus is awarded according to the amount of traffic received.
With UNI.TIM [Universal Number TIM], introduced in November 1999, customers may also use their own cell telephone number for e-mail, faxes and *Internet* access.
With regard to the business market TIM has extended the offering for vocal traffic [TIM Card Aziendale, MSC-PABX direct link] by introducing new value-added services ["InfoTIM", "UNI.TIM", and Business to Consumer and Business to Business applications].
On an international level, TIM continued its efforts to arrange *roaming* agreements with operators in other countries, in order to increase the level of coverage offered to its *GSM* customers, augment the number of customers with *roaming* facilities on its own network, and upgrade its portfolio of investments so as to consolidate its presence in the two regions in which it is chiefly interested [Europe and Latin America].
The TIM sales network, which is becoming ever more diversified, has 1,805 Standard Dealers [including 56 directly owned "Il Telefonino" shops], 379 Master Dealers, and 80,000 points of sale in the distribution channel [tobacconists, newsagents, motorway service stations, Autogrill restaurants, and Telecom Italia company shops]. On December 23, 1999 the TIM sales network was enhanced by the virtual sales channel "Il Telefonino On line".

2133

Finally, as far as the quality of service is concerned – TIM's main objective for ensuring customer loyalty and conquering new customers – the level of overall satisfaction in 1998 was confirmed at about 80% on the total of TIM's customers.

The network

The capital expenditures made in 1999 were mainly concentrated on strengthening the 900-MHz *GSM* network and building the 1800-MHz network in order to increase capacity in areas with a high density of traffic. In fact, 135,000 incremental *GSM* channels were installed, of which approximately 29,000 were 1800-MHz channels, and more than 2,000 new base transceiver stations, more than 800 of which were 1800-MHz channels; in addition, more than 32 new switching exchanges were activated as well as 8 data control exchanges which also made it possible to improve the performance, coverage and traffic-handling capacity of the *GSM* network.
For the *TACS* network, investments involved the transmission channels in order to optimize the capacity of the individual cells.
The handling capacity of supplementary mobile services was doubled by installing a new services center with greater potential than the previous ones.
At December 31, 1999 levels of coverage were as follows; population 99% for *GSM* and 98% for *TACS*; territory 89% for *GSM* and 83% for *TACS*.

UMTS

In June, TIM and other mobile telecommunication leaders in the world market set up a research group to promote and study *UMTS* technology. On November 16, in Turin, in cooperation with Ericsson and CSELT, the first "on air" call was made in Europe using prototype equipment in a local setting. The "third generation mobile radio system" which will continue to be tested during 2000, will make multimedia applications available also for wireless communications, revolutionizing the mobile market in the near future. The new broadband network, in fact, will be able to handle data transmissions at a speed such as to allow moving images and high-fidelity sounds to be sent.
In Italy, on December 22, 1999, the Telecommunications Authority approved the rules for the issue of five licenses which will be awarded, after a selection based on technical, economic and commercial criteria, to the best bids. TIM, however, maintains that it has the right to start service without participating in the bidding since it holds the "public mobile radio services for numerical communication, regardless of the technologies used". In February 2000, the decree was published for the institution of a Committee of ministers which will select the advisors who will prepare the call for bids, draw up the rules and choose the winners. The Committee will coordinate the bidding procedures and approve the list. The choice of the committee members should be completed by April, in time to publish the call for bids in May; by the end of the summer the licenses should be awarded and immediately thereafter issued in accordance with the commitments undertaken at the community seat. The start of services is scheduled for January 2002.
Telecom Italia Group is in any case taking part in the biding for the issue of the *UMTS* licenses in places where it operates as a *GSM* operator; in this sense, on March 13, 2000 the associated company Retevision Movil was awarded a specific license in the mobile radio market in Spain.

Human resources

At the end of 1999, there were 9,375 employees, an increase of 5.4% compared to 8,893 at the end of 1998 including 896 new recruits, of whom 37% were recruited from companies within Telecom Italia Group, while 414 employees left the company during the year. 43% of the workforce are women, mainly employed in the Customer Service structures, 18% are university graduates and 80% have high school diplomas. The average age of the workforce is 31, with an average of 2.8 years service.
Thanks to an agreement with the unions, 1,540 temporary part-time staff were employed in Customer Service which made it possible to optimize the size of the workforce to satisfy the "peak" periods of customer demand. There was positive progress in the sphere of experiments for remote work using computers, begun in 1998, which currently involves 93 people.
Training programs aimed at developing corporate business and improving the professional skills of corporate personnel were held for all departments, with special attention to the Consumer, Business, Customer Service and Network departments.

Research and development

Research and development activities are carried out by CSELT. The activities consist mainly in the study and analysis of new options to broaden the range of data transmission and online services offered to customers and to improve the relative standard of quality. CSELT also assists TIM in optimizing its frequency planning and the scheduling of its coverage of the mobile network, participating in research activities and the design of technical standards in national and international settings and in the development of satellite technology applications.
The activities commissioned by TIM from CSELT for 1999 laid the foundations for product and process innovation which, over the next few years, will modify the traditional definition of the core business of the company, which, until now, has been based on mobile phone services and low-speed data-transmission services. The innovation consists of high-speed multimedia data-transmission services and the associated GPRS and *UMTS* technology. Multimedia services make it possible to create many applications in many diverse sectors of activity; especially with the ability to transmit data at high speed, they will provide a new way of communicating, both for private customers and especially for business customers.
Another field of research regards the study of the environment and, in particular, the effects of electro-magnetic fields in the definition of methodologies which make it possible to obtain reliable forecasts and measurements with regard to optimizing the distribution of signals and its impact on the human body.
The overall cost of R&D activities conducted by CSELT in 1999 on behalf of TIM was Lire 48.5 billion.

[3.3] SATELLITE TELECOMMUNICATIONS

The Telecom Italia Group operates in the satellite telecommunication sector through **Telespazio** and its subsidiaries. The highlights of fiscal 1999 are as follows:

[in billions of lire]	1999	1998	Change	
			amount	percentage
Sales and service revenues	636	740	[104]	[14.1]
Gross operating profit	70	129	[59]	[45.7]
Operating income [loss]	[41]	42	[83]	°
Capital expenditures	70	103	[33]	[32.0]
Number of employees at end of year	1,354	1,270	84	6.6

The above figures refer almost entirely to Telespazio.
With reference to this company, production value, including contract work in process [Lire 680 billion compared to Lire 623 billion in 1998, +9.1%], already takes into account the first orders for the Astrolink system. The greater competitive pressure in 1999 is evident from the figures for gross operating profit [Lire 137 billion compared to Lire 170 billion in 1998] and operating income [Lire 53 billion compared to Lire 87 billion in 1998]; the net income of Lire 1 billion [Lire 23 billion in 1998] was also affected by the writeoff of the entire investment in Iridium Italia.
The gross operating profit and operating result were negatively affected by the other companies of the sector such as Iridium, on account of the unsatisfactory commercial results and Viasat, which is still in the start-up stage.

▸▸ The offering

In 1999, the satellite telecommunications scenario was characterized by a gradual process of consolidation of the main operators, a significant re-scaling of public finances and the acceleration of the privatization processes begun by all the governmental satellite organizations. On the technological front, with the significant cutback of wireless phone operations via satellite, the market is particularly interested in both the development of global broadband systems for multimedia and *Internet* applications, and the commercial spread of data recorded and transmitted by high-resolution satellites. In this context, Telespazio succeeded in augmenting its role as a national and international space center for satellite engineering and services, exploiting its capacity to operate over the whole value chain of space activities, except for the construction and launching of satellites.
In particular, in the sector of space services and systems, the building of the earth stations for the European scientific mission Artemis was concluded, while the company continued to operate telemetry and satellite control services for Italsat, Intelsat, Eutelsat, Comsat and Orion. In addition, Telespazio has participated in the leading national projects connected with the development of the MITA and PRIMA standard space platforms, playing a key role in the program of creating systems for GNSS satellite navigation.
In the television sector, despite the growing competition from foreign operators, there was further growth in the offering of digital channels, business TV services and data transmission for important networks of national and international customers.

2136

The activities on behalf of the Ministry of Defense to support the operations in the Balkans and in East Timor were of particular significance. There was significant growth in wireless satellite messaging services associated with the Emsat and Orbcomm products, the applications of which in the field of *infomobility* and the monitoring of transportation have been integrated with the "Euteltracs" system for fleet management. The subsidiary Viasat [an equally mutually-owned joint venture between the Group and Magneti Marelli] has sold about 30,000 terminals, thus taking the lead in the European market for vehicular *infomobility* services.
Finally, earth observation activities were developed thanks to the supply of standard territorial information services oriented towards local [Provincial and Regional] administrations, aimed at risk management and monitoring of the environment.
The agreements signed in July 1999 with Lockheed Martin Global Telecommunication and TRW for the Astrolink project, on the other hand, have enormous strategic value in terms of the potential for Telespazio to strengthen its role in the promising sector associated with broadband and *Internet* services. As a result of its commitment to Astrolink [financial investments for a total of USD 250 million, of which USD 83 million has already been paid], the company has acquired contracts to supply the earth segment worth USD 508 million.

1999 was the first year of activity for **Iridium**, after the launch into orbit of the satellites and the launch of the service in 1998. Commercial growth proved to be much lower than expected and led to the failure to respect commitments made with the financing banks, which assumed that commercial objectives would be reached within pre-established deadlines. Following these problems, the American company leading the project, Iridium Llc., in which the Group has an investment through Iridium Italia [35% held by Telespazio, 35% by TIM and 30% by Telecom Italia], was forced into a temporary receivership, which is still in progress. At the same time, the securities of Iridium World Communication Ltd., quoted on the Nasdaq Index, were at first suspended from trading on account of the sharp fall in the price of the stocks and then cancelled from the Index. At the end of March, Iridium Llc. decided to interrupt commercial service; actions are however also being taken to search for opportunities to relaunch the project.

▸▸ The network

In the technical field, Telespazio aimed to consolidate its roles of national and international space center for engineering and space services, of active participation in the development of global satellite systems, of national coverage of services disseminated in the television market and user networks in the data market, also interpreted as a pilot market for evolution of multimedia. In these spheres, efforts were aimed at expanding the corporate business areas, continuing to improve the efficiency of its operations centers and updating the technology of its information centers. In the sector of space systems and services, we should mention the building of the control center for the Artemis data re-launching satellite. In the sector of telecommunications, activities continued that were associated with the development of the VSAT networks, systems for wireless telecommunications and installations devoted to rendering services to customers outside the Group; of particular note was the construction of the two-way system for satellite *Internet* connections. Finally, in the television segment, activities included the strengthening of the platform and services for digital TV and the modernization of the systems devoted to conventional

2137

television services. Within the sphere of the Astrolink system, the constellation of four new-generation geo-stationary satellites that will offer multimedia services on a global scale, which will be operational by 2002, Telespazio will be responsible for constructing the entire earth segment [network and satellite control centers, *gateways*] and will supply all the operational and maintenance services. During the last few months of 1999, the company concentrated on the development of the preliminary design for the earth segment, along with other suppliers.

Human resources

The increase in personnel operating in the sector [+84 units] is due to the development of new activities at the companies in which Telespazio has holdings. In fact, in the parent company, at December 31, 1999 the workforce numbered 1,041, compared to 1,040 at the end of 1998. Incoming employees numbered 49 while outgoing employees numbered 48. University graduates and high school graduates accounted for 35% and 56% of the total respectively, confirming the high level of education of the resources working for the company. During the year, the workforce received about 27,000 hours of training, which concentrated mainly on technical and managerial subjects and the study of foreign languages. Finally, because of the importance of the initiative and the complexity of the contract for the creation of the earth segment of the Astrolink system, a special structure was designated for the management of the project.

Research and development

Telespazio is engaged in activities aimed at developing innovative systems and services using technologies that are already available, so that it can act as a provider in the market of multimedia services via satellite; such services, in the future, will be able to be supplied at a lower cost and on a global scale through the Astrolink system. The initiatives are being carried out both independently and through participation in programs jointly financed by national [ASI] or European [ESA] organizations specialized in the development of activities in space.
In telecommunications, activities mainly involved the development of broadband satellite systems, given the growing demand for flexibility and the greater volumes of traffic induced by *Internet* and, more generally, by multimedia. In fact, in this sector, the satellite is no longer regarded as a means of transport, but is becoming a tool in its own right, thanks to which it is possible to offer value-added services directly to customers.
In the sector of earth observation, development of the new high-definition satellite remote observation systems, and the development of the technological platform for the Services Center that is to supply territorial information services, also on-screen, [for example, measuring the shift of land in centimeters and monitoring areas liable to landslide], was speeded up.
In the navigation sector, development activities involved the management of air traffic and the European "Galileo" satellite program; in the sector of integrating aeronautical and space systems, activities involved various areas of civilian and military interest. Finally, there were special activities devoted to the sectors of systems and services in space and observation of space.

2138

[3.4] INTERNATIONAL TELECOMMUNICATIONS

The international presence of Telecom Italia Group is concentrated mainly in the south of Europe and South America, where the Group is strategically placed and controls a significant share of the total market with approximately 30 million fixed and mobile customers [excluding Italy].
In this context, the international strategy of Telecom Italia Group has the following objectives:
- to pursue the enormous potential of the growth of mobile telephone, *Internet* and data services;
- to become a pan-regional operator of mobile and data services in Western Europe;
- to consolidate its current position in South America;
- to create a selective presence in the area of the Mediterranean Basin.

Action has therefore been taken to augment the operational influence in the individual companies and to reorganize the system of foreign investments. In addition, an assessment will be made of the strategic importance of the investments in the affiliated companies in which the Group does not play a significant role and which, consequently, are not integrated into the Telecom Italia "system".

Telecom Italia Group has an international presence through a number of companies, the majority of which are held by SIN [Stet International Netherlands], the holding company for integrated wireline and mobile companies and SMH [Stet Mobile Holding], the holding company for the mobile telecommunications companies.

▸▸ Consolidated subsidiaries

The following table shows highlights of the results, adjusted to conform with Group accounting principles, reported by the consolidated companies which make up the international sector.

[in billions of lire]	1999	1998	Change	
			amount	percentage
Sales and service revenues	3,160	1,443	1,717	119.0
Gross operating profit	580	171	409	239.2
Operating income [loss]	[246]	[159]	[87]	54.7
Capital expenditures	1,845	803	1,042	129.8
Number of employees at end of year	5,627	3,621	2,006	55.4

The significant increase in revenues and gross operating profit is essentially due to the entry in the scope of consolidation of the two Brazilian companies Tele Celular Sul Participacoes and Tele Nordeste Celular Participacoes, the results of which were offset by the negative contribution made by 9 Telecom Reseau, a company in the start-up phase which, however, in 1998 had only been consolidated for one month.
The negative performance of 9 Telecom Reseau has also affected the operating result of the sector which, in fact, reported a higher loss than in 1998 despite the aforementioned change in the scope of consolidation and the improvement in the results registered by Stet Hellas and TMI Group.
Such results were also affected by the amortization charge for goodwill on the purchases of Tele Celular Sul Participacoes and Tele Nordeste Celular Participacoes.
The increase in capital expenditures and the number of employees is due to the entry of the two Brazilian mobile companies in consolidation.

2139

Europe

TMI-TeleMedia International Italia Group. The TMI-Telemedia International group is entirely owned by Telecom Italia and operates in the Global Providers market. The group is passing through a period of sustained growth even though prices are falling due to fierce competition. It offers voice and data telecommunications services internationally for fixed networks and designs projects with a high technological and professional content.
In 1999 the TMI group stepped up its commercial stance focused on the development of multinational customers with headquarters in Italy through Telecom Italia, and with foreign offices through direct sales networks or distributors mainly those in which Telecom Italia has stakes [France, Spain and Latin America]. As for the offering, expansion continues strong in corporate services such as data transmission using *Frame Relay* and *IP* platforms [Datafast and Mondonet], while services producing lower profits such as voice, messaging and services offered to *resellers* have been reduced considerably.
TMI group recorded revenues in 1999 of Lire 300 billion [Lire 366 billion in 1998, -18.0%], directing commercial operations to more remunerative segments. As for costs, the reduction and rationalization plan produced savings in all main items [transmission, personnel and general expenses]. The gross operating margin showed a loss of Lire 192 billion [-Lire 260 billion in 1998]. The consolidated net loss fell from Lire 293 billion in 1998 to Lire 88 billion in 1999, partly due to a gain of Lire 119 billion realized on the sale of the investment in Concentric Network Corporation to Softe.

9 Telecom Reseau. 9 Telecom Reseau is a French wireline telephone carrier which offers indirect access to voice, data and *Internet* services for the residential, SOHO [Small Office Home Office] and small and medium-size business segments. The investment in 9 Telecom Reseau held by Telecom Italia Group [through the subsidiaries SIN and TMI Ltd] rose from 85% to 91.64% during the year.
The company launched its own telecommunications services starting in June 1999; it acquired about 230,000 residential customers, some 1,000 companies and 60,000 *Internet* customers [free Internet].
The national *backbone* in fiber optics [2,800 km] linked to the France Telecom network through 20 interconnecting points was completed in 1999. This was accomplished by fully complying with the obligations regarding implementation of the infrastructure imposed by the regulatory body in order to maintain the license with numbering using just one figure.
The company, in 1999, reported revenues of about French francs 120 million [Lire 35 billion] and an operating loss of French francs 1,024 million [-Lire 302 billion]. The loss for the year of French francs 1,018 million [-Lire 300 billion] is due to the start-up phase.

Intelcom San Marino. Telecom Italia Group holds 70% of the company, which is a wireline telephone carrier offering international telephone services, value-added services, data transmission and *Internet* services. Intelcom also operates in the mobile telephone sector thanks to a 51% investment in Telefonia Mobile Sammarinese, the second operator in the Republic of San Marino, which began service in December 1999. During the year Intelcom purchased a 10% stake in CVS [Comunicare Via Satellite], a company operating in the satellite service, business television and data transmission sectors.
Revenues totaled Lire 45 billion, an increase of 21.7% compared to 1998. The operating income was Lire 2.5 billion and the net income was Lire 3 billion.

2140

Stet Hellas. The company, held 58.14% by SMH, is the second largest mobile telephone provider in Greece and operates in a growing market which has about 3,900,000 lines [+88% compared to 1998] and a level of penetration equal to 36.7%. This growth is partly due to the aggressive market policies of the third operator to enter the market, CosmOTE [a subsidiary of the fixed network carrier OTE], which, thanks to eroding considerable market shares from the two leading companies, it now has about one million customers and a 25% market share. Stet Hellas, after an initial recovery due to an economic agreement with Germanos, a major Greek commercial chain, suffered a set-back on account of its non-winning position and the abandonment of its traditional commercial partner and shareholder, Interamerican [owner of the Mobitel chain]. The difficulties encountered in meeting the greater competitive pressures and the exploitation of opportunities deriving from the rapid growth of the market, pointed to the urgent need to initiate a far-reaching plan for the reorganization of the entire company, with particular focus on marketing, the network and the information systems. At the end of the year Stet Hellas operated 1,183,000 lines [+72% compared to 1998], covering a 30.4% share of the Greek market. The percentage of prepaid compared to the entire customer base is 62% compared to 43% at the end of 1998. Revenues in 1999 totaled Greek drachmas 151.3 billion [Lire 900 billion, +27.3% more than 1998]; the operating income was Greek drachmas 25.1 billion [Lire 149 billion] and profit was Greek drachmas 2.6 billion [Lire 15 billion].

Latin America

Entel Bolivia. The legal framework in Bolivia, up to November 24, 2001, calls for a monopoly in wireline local and long-distance telecommunications services. The local telephone services are currently provided by cooperatives covering a limited territorial area of the country, while long-distance services are supplied nationally by Entel Bolivia, a 50%-owned subsidiary of SIN. In view of the approaching liberalization of the telecommunications market, Entel Bolivia intends to consolidate its current position as the number one Bolivian carrier. Its strategy, in fact, calls for the acquisition of the three major cooperatives in the country, which together cover approximately 80% of the local market. The company is also involved in a gradual transformation into an integrated telecommunications provider; in 1999, in fact, it had about 150,000 mobile customers and 15,000 *Internet* customers. On January 9, 2000, Telecom Italia and Entel finalized a strategic agreement with Union Fenosa and Garafulic Group, a major media operator in the country. The first action under this agreement was the presentation of a joint offer for the Comteco cooperative. The eventual purchase of Comteco would allow Entel to control about 20% of the local telephone market in Bolivia.

In 1999, Entel posted revenues of Bolivian bolivianos 1,304 million [Lire 412 billion], a figure in line with that of 1998; mobile operations contributed Bolivian bolivianos 187 million [Lire 59 billion] to the amount. The stability of revenues is a symptom of the economic crisis in the country, confirmed by the contraction in GDP growth [+1% compared to +4.6% in 1998]. The operating income was Bolivian bolivianos 167 million, corresponding to Lire 53 billion. The net income of Bolivian bolivianos 224 million [Lire 71 billion] shows a reduction compared to 1998 [Bolivian bolivianos 400 million, equal to Lire 126 billion], due to the loss of Bolivian bolivianos 66 million [Lire 21 billion] in mobile operations owing to the increase in costs following a more aggressive marketing policy and non-recurring items which benefited the company in 1998. Had these items not been considered, the net income for 1999 would have been in line with that of the prior year.

2141

Bitel Participacoes. This Brazilian company, a wholly owned subsidiary of SMH, has two operating holding companies, Tele Celular Sul Participacoes and Tele Nordeste Celular Participacoes, which operate in the cell phone segment. The control of these companies was acquired at the beginning of 1999 through the purchase of the stakes held by the shareholder UGB [from 9.6% to 19.26% of total share capital and from 25.9% to 51.8% of ordinary shares]. In 1999, Bitel incurred financial expenses of Lire 229 billion on the remaining debt payable to the Brazilian government for the purchase of the companies. Bitel and the subsidiaries are undergoing a reorganization which will make it possible to simplify the corporate structure, develop operating synergies and obtain tax benefits.

Tele Celular Sul Participacoes. Tele Celular Sul provides mobile phone services to the states of Paranà and Santa Caterina and the city of Pelotas through three operating companies. The Group's commitment in 1999 was specifically centered on technical and marketing areas leading to the start of important development projects to bring digital technology to the network, start-up the information systems [previously outsourced to the wireline operator], restructure the commercial network and launch prepaid services. At December 31, 1999, Tele Celular Sul had 1,034,000 customers, corresponding to an 84.1% market share.
The company registered revenues in 1999 of Brazilian reais 717 million [Lire 722 billion]. The gross operating profit in 1999 was Brazilian reais 111 million [Lire 112 billion]. The net income attributable to Bitel was Brazilian reais 34 million [Lire 34 billion]. The net income was affected by higher marketing costs to acquire customers and the negative trend of the local currency against the US dollar which drove up financial expenses in Brazilian reais on foreign currency loans received by the group.

Tele Nordeste Celular Participacoes. Tele Nordeste Celular Participacoes supplies telephone services in the states of Alagoas, Cearà, Paraiba, Pernambuco, Piaui and Rio Grande do Norte, through six operating companies. At December 31, 1999 it reached 1,188,000 customers, corresponding to a market share of 70.4%.
The company posted revenues in 1999 of Brazilian reais 706 million [Lire 711 billion]. The gross operating profit was Brazilian reais 121 million [Lire 122 billion]. The net income attributable to Bitel was Brazilian reais 9 million [Lire 9 billion]. As was the case for Tele Celular Sul, the net income was affected by marketing costs and the negative trend of the Brazilian real against the US dollar.

►► Affiliated companies and other companies

Europe

Spain. The main events which took place during 1999 in **Spain** through affiliated companies and other companies include:

- the purchase, through Retevision, of 49% of Onda Digital, a company which in June obtained the license to operate the TDT [Televisione Digitale Terrestre] platform and the offering of pay-TV services;
- the incorporation of Retevision Interactiva, which in 2000 will be used for the demerger of the Internet operations of Retevision;
- the participation, through Retevision Móvil, in the bid for the fourth *UMTS* license to be issued by the Spanish government, concluded with the awarding of the license in March 2000.

2142

In February 1999, Telecom Italia, together with the Spanish partners Endesa and Unión Fenosa, created Agrupación de Interés Económico [AIE] with the purpose of coordinating the joint telecommunications activities in Spain. The creation of AIE marks the first step towards the formation of a holding company which will group the Spanish companies of the three shareholders. The "mission" of this holding company will be the definition of a global market strategy for telecommunications in Spain aimed at maximizing synergies between current and future operations and optimizing the use of the human and financial resources of the different companies. The holding company should become operative by the end of 2000.

Retevision is held by Telecom Italia Group through SIN, with a 28.7% stake acquired on two occasions, the second for 7% in June 1999 following the privatization of the 30% that was still held by the Spanish state.
In the wireline telephone sector, the company ended the year with over 1,600,000 customers [11% of the total market, 40% of the business segment and 10% of the residential segment] and with a market share, in terms of traffic, equal to over 4%. The company has over 20,000 direct accesses, connecting mainly business customers and is the confirmed leader in the Spanish market for *Internet* from the standpoint of the market, with a 27% share [corresponding to over 510,000 customers] and technological profile, with the launch of free *Internet* service in July [the first company in the Spanish market] and a *portal* with particularly advanced content called "Alehop".
Total revenues of Retevision in 1999 were Spanish pesetas 91.4 billion [Lire 1,064 billion], with an increase of over 50% compared to the prior year. Such revenues include about 60% from the telecommunications business, about 30% from audiovisual business and about 5% from *Internet* business which, in particular, rose from Spanish pesetas 2.2 billion invoiced in 1998 to Spanish pesetas 5 billion in 1999 [+120%]. The gross operating margin was a loss of Spanish pesetas 10.4 billion [-Lire 121 billion]. The company reported a loss for the year of Spanish pesetas 19 billion [-Lire 221 billion].

Retevision also holds a 40.1% stake in **Retevision Movil**, the third largest mobile telephone provider in Spain which, only six months after having been awarded the license, on January 25, 1999 launched the service in the eight major cities of Spain, having met the stringent obligations covered in the license. The simple and extremely interesting offering made on the Spanish market was certainly the determining factor in the company's growth, which doubled during the year, reaching almost 15 million customers and with market penetration equal to about 37.5%.
In just under one year the company has more than one million customers, with prepaid services accounting for 76%, being the only package marketed until April when various offers were launched for subscribers.
Revenues of Retevision Movil totaled Spanish pesetas 29.4 billion [Lire 342 billion], exceeding expectations, thanks especially to the growth of customers. The gross operating result shows a negative figure of Spanish pesetas 58.6 billion [-Lire 682 billion]. The net result for the year is a loss of Spanish pesetas 38 billion [-Lire 443 billion].
A direct interest is also held in the company by SMH for a 23.3% stake; in 1999, option rights were exercised on 11.05% of capital. The shares, which will remain the property of SMH until 2002, are pledged and deposited with a Spanish bank.

Cable i Televisio de Catalunya, a company in which a 22.5% stake is held directly by SIN and 7.5% indirectly by Multi Media Cable, launched telephone services and CATV in

2143

the Barcelona area in June. In the seven months of operations, the company posted good commercial results, with about 12,000 contracts and 2,000 active customers. Despite the delays in receiving digging permits, cables were laid for 121,000 homes. The company is currently completing its offering by adding more services: wireline telephones, CATV, *Internet* with broadband access, data transmission.
In 1999, revenues totaled Spanish pesetas 132 million [Lire 1.5 billion]. The operating result was a loss of Spanish pesetas 4,712 million [-Lire 54.8 billion]. The loss for the year of Spanish pesetas 4,500 million [-Lire 52.3 billion] was due to the start-up phase.

Madritel, in which SIN has a 23% stake, has the telephone and cable TV license for the Madrid area, launched digital telephone carrier services and CATV in September. In the first four months of operations, the company posted good commercial results, with about 13,000 contracts and 7,000 active customers. Despite the delays in receiving digging permits, cables were laid for 53,000 homes.
The company, which is currently extending its offering, in 1999, posted revenues for Spanish pesetas 476 million [Lire 5.5 billion]. The operating result was a loss of Spanish pesetas 6,055 million [-Lire 70.5 billion]. The loss for the year of Spanish pesetas 3,998 million [-Lire 46.5 billion] is attributable to the start-up phase.

Netco Redes, in which SIN has a 30% stake, holds the utilization rights to the fiber optic telecommunications network of certain Spanish electricity companies including Endesa, Union Fenosa and Red Electrica de Espana. The company's business purpose is the operation and maintenance of the networks, later leased to Retevision.
In 1999, the company reported revenues of Spanish pesetas 3.3 billion [Lire 38 billion] and a net income of Spanish pesetas 1.9 billion [Lire 22 billion].

Telecom Italia Group also holds 18% of the capital of **Euskaltel**, a company which offers telecommunications services in the Basque regions under a strategic agreement with Retevision sealed by a 3% exchange of shares. During the course of 1999, Euskaltel consolidated its position as the second largest telecommunications operator in the Basque regions with over 220,000 telephone customers, with an increase of 40% compared to the prior year and a market share of 34%. Furthermore, in 1999, Euskaltel became an integrated fixed-mobile provider - about 60,000 customers - through a commercial cooperation agreement with Retevision Movil. The offering is completed by *Internet* services whose excellent results in 1999 [acquisition of about 45,000 customers partly due to the launch of the "Canal 21" *portal*] enabled Euskaltel to consolidate its fifth-place position as a provider in Spain.
Revenues in 1999 totaled Spanish pesetas 11.2 billion [Lire 130 billion, +177% compared to 1998], including Spanish pesetas 1.4 billion from mobile telephone services. The operating result shows a loss of Spanish pesetas 5.8 billion [-Lire 67 billion]. The loss for the year was Spanish pesetas 4.1 billion [-Lire 48 billion].

France. 1999 was a year of exceptional growth for the French mobile radio market, with an 85% increase in lines compared to 1998, over 20 million customers at the end of year and market penetration of 34.4%. In this scenario, the commercial performance of **Bouygues Telecom**, a company in which Telecom Italia Group holds an indirect interest through Bouygues Decaux Telecom, was decidedly positive. In fact, the lines are now more than 3.2 million, with an increase of 130% over 1998. Market share in 1999 was 15.7% in terms of the final number of lines and 19.3% in terms of the net increase in customers.

The driving role played by prepaid services was fundamental to growth and contributed to new acquisitions for 42%.
Revenues in 1999 totaled French francs 7,911 million [Lire 2,335 billion]; the operating result showed a loss of French francs 2,856 million [–Lire 843 billion] and the loss for the year was French francs 3,542 million [–Lire 1,046 billion].

Austria. In Austria, the Telecom Italia Group is present through the holding [25% + 1 share] acquired at the end of December 1998 by SIN in **Telekom Austria**, the dominant carrier of wireline telephone services. The market was opened to competition in 1999 and this led to an erosion of the company's market share. The company responded by launching a portfolio of new services [including *ADSL* and *ISDN*] and laying the groundwork for extending the *Internet* offer through the purchase – concluded in the early months of 2000 – of 25% + 1 share of Libro A.G., a distribution chain with an enormous presence in Austria and leader in the sale of communications products and owner of "Lion.cc", the most popular *portal* for e-commerce and the second most visited in Austria.
In August 1999, Austria authorized "*unbundling*" and the first effects are expected to be felt in 2000. On September 1, 1999, rate changes were made which called for a reduction in national and international long-distance rates and, at the same time, an increase in the basic monthly charge. Telekom Austria counts about 3,454,000 fixed lines equal to about 3,818,000 equivalent channels, with a market share of 90%; it also has 120,000 *Internet* customers with a market share of 25% and the company confirms its leading position in the residential segment of customers.
In 1999, revenues were recorded for Austrian schillings 38,244 million [Lire 5,381 billion]. The operating income was Austrian schillings 3,800 million [Lire 535 billion] and net income was Austrian schillings 2,807 million [Lire 395 billion].

In the mobile telephone market, **Mobilkom Austria,** [25% + 1 share held through SMH and a further 18.75% through Telekom Austria] captured the leadership position in 1999 in terms of market share with 40%, compared to 37% by Max.Mobil and 23% by One.
Mobilkom activated 779,000 new lines in 1999, reaching a total of about 2.3 million customers [+52.6% compared to 1998], with obvious positive effects on revenues of Austrian schillings 16,501 million [Lire 2,322 billion], operating income of Austrian schillings 2,634 million [Lire 371 billion] and net income of Austrian schillings 1,740 million [Lire 245 billion].
During 1999 Mobilkom raised its stake to 51.1% in the Croatian operator Vip – Net, which successfully launched service in July 1999. On November 16, the company also won the DCS 1800 license in Liechtenstein.

Czech Republic. In the country, where Telecom Italia Group is present with an investment in **Radiomobil** [held through SMH for 5.9%], the mobile telephone market has displayed notable growth, with a market penetration equal to 18.6% compared to 9.3% at the end of 1998. A further increase is expected in 2000, the year in which services will begin by the third operator and holder of the DCS license for 1800 MHz assigned in September 1999.
Radiomobil had accumulated 875,000 customers at the end of the year [+135% compared to the end of 1998], with a market share of 45.6% and an incremental share of 52%. Prepaid accounts for 62% of the total in 1999 from 29% in 1998. The company distinguishes itself by the dynamism and innovative drive which led to the launch of numerous new services and experiments with new technologies which will be introduced in 2000.

Revenues for the year, equal to Lire 565 billion, are higher than forecast thanks to the rapid increase in the number of customers; the gross operating profit was Lire 187 billion and net income was Lire 68 billion.

Serbia. In Serbia, the Telecom Italia Group is present with a 29% investment through SIN in **Telekom Srbija**, the wireline carrier operating as a monopoly and the country's second largest mobile operator. Following the hostilities between March and June 1999 and the consequent declaration of a state of war by the Yugoslavian government, Telecom Italia personnel on loan to Telekom Srbija left Serbian territory dictated by martial law, which, among other things, prevented foreign citizens from holding positions of responsibility in local companies. In July, Italian management took up their previous positions of responsibility, according to the terms of the Shareholders' Agreement. The company provided no official valuation of the entity of the damages inflicted during the war; in fact, until June 26, 2000, this is regarded as a state secret imposed by the government of the Federal Republic of Yugoslavia.
In 1999, the company reached about 2,100,000 subscribers on the fixed-line network and 106,000 customers on the mobile radio network.
Since Telekom Srbija is barred from operating telecommunications services in the Kosovo region at this time, the investment was written down [Lire 198 billion] in the SIN financial statements on the basis of the estimates of the percentage effect of this region on all of the company's business.

Russia. Astelit, a company equally owned by Telecom Italia and the Russian state, offers services to business customers in Moscow and Saint Petersburg both to support Telecom Italia in the services rendered to large business customers and in the offer of *wholesale* traffic in the local market. Revenues in 1999 totaled USD 5.3 million [Lire 9.6 billion]. The company posted a loss for the year of USD 0.5 million [–Lire 0.9 billion].

Ukraine. Astelit is held 49% by U-Mobil, a subsidiary of SMH. In view of the deterioration of the economy of the country and the competitive environment, a prudential writedown of the investment was made for Lire 56 billion.

Latin America

Argentina. Telecom Italia Group is present in Argentina with **Nortel Inversora**, a subsidiary held directly by Telecom Italia and through SIN with a total stake of 50% of ordinary share capital, after the joint and equally owned acquisition, in August 1999, with France Cable et Radio of the interest held by the shareholders Perez Companc and JP Morgan, for an equivalent USD 265 million.
The wireline telephone market of the country was liberalized starting from October 1999. The liberalization allowed **Telecom Argentina** to transform itself into an integrated provider at national level, penetrating into the southern part of the country – thanks also to the construction of the fiber optic *backbone* – where it had not previously been present, and winning, at the end of June, new mobile licenses using PCS technology. Telecom Argentina can today provide all telecommunications and value-added services, thus strengthening its strategic position. At the end of September 1999, Telecom Argentina reached 3,201,000 subscribers on the wireline network and 1,096,000 customers on the mobile radio service, confirming its leadership position on the market.

During the financial year October 1998 to September 1999, Nortel Inversora reported a consolidated net income of Argentine pesos 131 million [Lire 238 billion]. This result is mainly due to the results of the subsidiary Telecom Argentina which, during the period, posted consolidated revenues of Argentine pesos 3,280 million [Lire 5,961 billion], a figure in line with that of the preceding year. Telecom Argentina's performance was affected by the recessive context of the country, which, among other things, led to a considerable increase in the amounts set aside to cover doubtful receivables, with a corresponding negative effect on the income statement. Consolidated net income attributable to Nortel Inversora was Argentine pesos 309 million [equal to about Lire 562 billion].

Brazil. In Brazil, Telecom Italia Group operates in the wireline telephone sector through the company Società Tele Centro Sul Participacoes and in the mobile telephone sector with Maxitel, besides the previously mentioned companies Tele Celular Sul Participacoes and Tele Nordeste Celular Participacoes.

The subsidiary SIN holds an indirect investment in **Tele Centro Sul Participacoes**, purchased in July 1998 through **Solpart Participacoes** which holds 51.79% of ordinary capital. SIN's holding in Solpart, following the exercise of option rights to acquire a further 19% of the ordinary shares, in May rose to 38% of share capital [38% of ordinary shares and 38% of preferred shares]. At December 1999, the first stage of the restructuring process of Tele Centro Sul group began, with the goal of obtaining important benefits in terms of operating synergies, cost reductions and tax relief. In February 2000, the second stage of the process commenced, with the merger of the subsidiary Telepar Participacoes and the other eight operating subsidiaries of Tele Centro Sul.
From an operating standpoint, the year was marked by important investments in infrastructures, with the construction of the regional *backbone* using *ATM/SDH* technology [8,600 km] and the sharp increase in the number connections which, with an increase of about 940,000 new lines [+25% over 1998], reached 4,718,000 lines in service. Tele Centro Sul reported consolidated revenues in 1999 of Brazilian reais 3,205 million [Lire 3,228 billion], with a growth of 19% compared to the prior year which posted consolidated revenues of Brazilian reais 2,693 million. Operating income was Brazilian reais 457 million [Lire 461 billion] and consolidated net income attributable to Solpart was Brazilian reais 282 million [Lire 284 billion].

Maxitel, in which SMH holds a 43.15% stake in ordinary share capital, operates in the states of Bahia and Sergipe where it launched digital telephone service in March 1998, and in the state of Minas Gerais where the telephone service was launched in December 1998. At the end of 1999, Maxitel, notwithstanding the crisis with hit Brazil during the year, has about 508,000 connections, in line with budget; market share is 27% of the total market and 39% of the incremental market. Plans for 2000 call for a further strengthening of the company by extending coverage and the development of the marketing offer.
Revenues in 1999 totaled Brazilian reais 294 million [Lire 296 billion]. Operating income was Brazilian reais 80 million [Lire 81 billion], while the net result was a loss of Brazilian reais 295 million [-Lire 297 billion].

Chile. The **Entel Chile** group, in which SIN has a stake, reported consolidated sales revenues in 1999 of Chilean pesos 377 billion [Lire 1,351 billion], with an increase of 47% compared to Chilean pesos 257 billion in 1998, notwithstanding the recessive

2147

macroeconomic context. In addition to the good performance of the traditional long-distance business of the parent company [which increased its revenues by 7%], there was considerable growth in mobile telephone business [with an increase in revenues of 23% compared to 1998] and the takeoff of Americatel USA, which offers long-distance services in the United States market targeted to those of Latin-American origin.
The consolidated net income attributable to the parent company is Chilean pesos 28 billion [Lire 100 billion] and should be compared to the loss in 1998 of Chilean pesos 11 billion. The improvement is also due to the extraordinary gain of about Chilean pesos 36 billion realized on the sale by Entel Telefonia Personal to Bellsouth of a cell phone license in the 800-MHz bandwidth with regional coverage, as it was no longer needed for its operations. The consolidated operating income amounted to Chilean pesos 31.2 billion [Lire 112 billion].
In the first months of 2000, SIN's investment in the company, following new purchases on the market, rose to 23.6%, with the goal of arriving at 25.05% by the end of the first half of 2000.

Cuba. The company **Etec S.A. Cuba**, exclusive carrier for national and international wireline telephone services, in which Telecom Italia holds a 29.29% stake through SIN, reported revenues in 1999 of USD 249 million [Lire 453 billion], up by about 12% compared to USD 223 million in 1998. The net income of USD 144 million [Lire 262 billion] was about 11% higher than in 1998. Performance is considered satisfactory, since the company was able to absorb the negative impact caused by the closing of telephone connections with the main American operators [excluding Sprint] on February 25, 1999 following the noted episode regarding the possible compensation to families of United States citizens, victims of the two planes shot down by Cuban aviation. Pending the outcome of the legal action, Telecom Italia has provided the company with technical-operational support, thus allowing traffic to be rerouted with the consequent recovery of the related revenues.

Other areas

Israel. Golden Lines is the third international telephone carrier in Israel. Telecom Italia Group, through Golden Netherlands, holds a 26.4% interest in this company which, established in 1996, became operative in July 1997. In 1999 Golden Lines has a market share of about 26%.
The 1999 financial statements show revenues of about Israeli shekels 500 million [Lire 220 billion, +26% over 1998], with a loss of Israeli shekels 80 million [-Lire 35 billion, +20% compared to the prior year].

India. Telecom Italia Group is present on the Indian market through Bharti Telenet and Bharti Cellular .
Bharti Telenet, which began operation in June 1998, operates 45,000 lines, with a waiting list of 23,000 requests, with the goal of reaching about 60,000 customers by March 2000 and 116,000 by March 2001. Revenues in 1999 were about Indian rupees 330 million [Lire 14 billion]. The loss for the year was Indian rupees 287 million [-Lire 12 billion]. The company also manages a *GSM* network in the Himachal Pradesh region.
Bharti Cellular has about 158,000 thousand subscribers and the good trend in acquisitions confirms its position as leader with a 58% market share.

2148

[3.5] INFORMATION TECHNOLOGY ACTIVITIES

The Telecom Italia Group operates in the sector through its own information technology segment, consisting of the Finsiel Group, Telesoft and Sodalia. The highlights for fiscal 1999 are as follows:

[in billions of lire]	1999	1998	Change	
			amount	percentage
Sales and service revenues	3,074	2,566	508	19.8
Gross operating profit	405	361	44	12.2
Operating income	237	219	18	8.2
Capital expenditures	129	145	[16]	[11.0]
Number of employees at end of year	10,206	10,101	105	1.0

With reference to the individual companies, **Finsiel** confirmed its leadership in the Italian market for Information Technology [which, in 1999, showed a growth of approximately 12.2%] thanks to repositioning its offering to embrace the rapid development of telecommunications and the growing demand for information, largely brought about by the *Internet*, and strengthening the know-how acquired in order to improve results in an ever more competitive market. In this context, Finsiel presents itself to large public and private organizations as an ICT outsourcer and systems integrator, guaranteeing both the move towards the new information architectures and also significant reductions in costs, the expansion of information bases, management consulting and technological innovation for business development.
During the year, collaboration continued with other companies in Telecom Italia Group, especially with reference to revisions in the information systems to bring them into line with the year 2000, the review of administration and control systems, purchases and product and supplier qualification and online training activities using the Intranet network.

The Group strengthened its traditional role as the partner of the Public Administration, supporting the process of improving its structures and services, playing an advisory role in the key areas of administrative decentralization, taxation and health. In April, in a strongly competitive environment, Finsiel won the bid for two new three-year contracts for the State Audit Court and the General Accounting Office for a total of approximately Lire 150 billion. With regard to existing agreements, activities were developed with some of the Ministries, including the Ministry of Health and the Ministry of Agricultural Policies.

A decisive contribution was made by SOGEI, the main operations partner of the Ministry of Finance, as confirmed by the success of the "Online Revenue Service" project, which processed more than 25 million tax returns. The introduction of more advanced technologies in the fundamental processes of the Ministry will make it possible not only to reduce delays and malfunctions of the Administration, but also to improve and broaden the range of services available to taxpayers. In addition, other projects are being worked out to support the reform of the Ministry, including the creation of four independent agencies and the extension of online services to other subjects.
There are exciting opportunities for growth resulting from the creation of the "Single Public Administration Network" [RUPA], the computer infrastructure which will connect the central administrations of the state, also making it possible to link with the local

administrations. Within RUPA, inter-departmental projects are to be activated, such as the municipal land registry communication system, the territorial information system and the national records system. The special commercial structure created by Finsiel was awarded the tender for RUPA data transmission, a service to be provided by Path.Net, a joint stock company set up on July 28, 1999 by Telecom Italia [99.99%] and Sodalia [0.01%].

Finsiel also supervises the outsourcing of information systems for many regional and local administrations; during the year, in this context, an investment was acquired by the Umbria Region in CRUED [a company that manages the Region's Business Process Outsourcing and the information technology governing the local health system] and the agreement was renewed between Insiel and the Friuli-Venezia-Giulia Region, enabling the latter to access an online broadband network, with *Internet* protocol extending to all the local councils in the region. Development in the sector should be seen in relation to the gradual technological updating of local organizations and the extension of services oriented towards facilitating the relationship with the citizen/user.

In 1999, Banksiel consolidated its performance. In addition to having benefited from the demand for adapting information systems to the euro and the year 2000, it developed a full-outsourcing service for banks. The high demand for *Internet* solutions on distribution channels to retail and corporate customers and in the field of internal communications [Intranet solutions] was solved thanks to the decisive contribution of Logicasiel. In the sector, an agreement was stipulated with Centrobanca which gave rise to the Centrosiel joint venture [in which Banksiel has a 47% holding]; furthermore, in 2000, the restructuring of Comitsiel will be completed through the acquisition of 30% of the capital held by Banca Commerciale Italiana and its subsequent incorporation in Banksiel.

In the sector dedicated to transportation, Tele Sistemi Ferroviari [a company in partnership with Ferrovie dello Stato – the Italian State Railroad, for which it provides outsourcing] has markedly expanded its activity, with the aim of providing the customer with the possibility of a rapid recovery in operational efficiency. In addition to full outsourcing, the company is responsible for managing the "SFINGE" administration and finance system, one of the broadest and most complex ERP applications in Italy, based on the SAP platform, and has developed the "IN.RETE" system for maintaining railroad infrastructures and operating materials logistics. Other projects in progress include the *call center* for the sale of tickets and information.

Finally, in the sector of management consultancy, the company METIS has been completely acquired by the subsidiary Consiel.

In 1999, the Finsiel Group reported sales and service revenues of Lire 2,204 billion, an increase of 9.5% compared to the prior year [Lire 2,012 billion] and an operating income of Lire 174 billion [-6.5% less than 1998 of Lire 186 billion]: the net income due to the Parent Company amounted to Lire 84 billion, less than in 1998 [Lire 141 billion], which had benefited from the gain on the sale of a business segment to Lottomatica. The 1999 result was also affected by provisions made by Finsiel S.p.A. to reserves for risks as part of a program of restructuring and technological innovation. Profitability was again high compared both to the invested capital [ROI: 17.9%] and the net equity [ROE: 13.3%].

In 1999, the Group invested Lire 100 billion [Lire 131 billion in 1998], of which Lire 85 billion referred to capital expenditures and Lire 15 billion to financial investments.

During the year the Parent Company reported sales and service revenues of Lire 618 billion and a net income of Lire 68 billion [compared to Lire 78 billion in 1998].
At December 31, 1999 the workforce numbered 8,130, resulting in 64 units less than the end of 1998.

Telesoft was again confirmed the largest supplier of Information Technology software and services in the Telecom Italia Group. The company is involved in the chief strategic projects of Telecom Italia and TIM; in 1999, in particular, the contract was acquired to develop and operate the "new marketing platform" which constitutes the evolution of the support systems for Telecom Italia's marketing activities [Business Support Systems – BSS], and it intensified its cooperation with TIM in the fields of customer care, customer service and charging and billing. Collaboration continued with the same companies to develop and adapt operational management systems for the telecommunications network [Operation Support Systems – OSS], through the introduction of new technologies for network infrastructures, and innovative services.
In addition to consolidating its position on the domestic market, the company augmented its level of commercial penetration abroad, in keeping with the development strategies of the Telecom Italia Group, both directly [in Austria, France and Latin America] and through subsidiaries, particularly in Spain, where Teco Soft España was set up, a wholly owned subsidiary of Telesoft.
The production value for 1999 amounted to Lire 779 billion [of which Lire 758 billion can be attributed to sales and service revenues] and shows considerable growth since the prior year [Lire 496 billion; an increase of 57%]; the same applies to operating income of Lire 40 billion [compared to Lire 29 billion in 1998]. The net income was Lire 17 billion [compared to Lire 6 billion in 1998].
At December 31, 1999 the workforce numbered 1,554, compared to 1,443 at the end of 1998.

Sodalia operated on behalf of Telecom Italia in the development of new generation software systems, and support systems for the operation of networks and telecommunications services. The quality of production, testified both by the ISO 9001 and "level 3-CMM" [Capability Maturity Model] certification of the Software Engineering Institute of Pittsburgh, favored an expansion of activity in the North American market for the customers Bell Atlantic and TTC.
The aim of the company is to establish a reputation on an international level as a center for the development of telecommunications software systems.
In 1999, the production value amounted to Lire 49 billion [of which Lire 36 billion can be attributed to sales and service revenues], more than in 1998 [Lire 45 billion, of which sales and service revenues totaled Lire 26 billion]. The operating income amounted to Lire 3 billion [Lire 5 billion in 1998]; the net income totaled Lire 741 million [Lire 927 million in 1998]. In 1999, the autonomous Province of Trento recognized the last payment [Lire 16 billion] of its contribution to the technological research activities begun in 1993.
At December 31, 1999 the workforce numbered 303, compared to 305 at the end of 1998.

▸▸ Research and development

In 1999, **Finsiel** spent a total of more than Lire 54 billion on research and development, with a commitment in terms of resources of 277 years/person. Activities were oriented both towards the application of innovative technologies and the creation of products and services for distribution on the network, with the dual objective of recovering and making better use of already existing computer systems and improving the efficiency of

2151

production processes. The numerous projects with a high level of technological and product innovation include regional networks developed for the Public Administration, the online hypermarket, the technological platform for a public information system for train stations ["Infostazioni"], the platform for the multi-channel distribution of online banking services via *Internet* or *GSM* ["Finance Net"], solutions for value-added services based on *call centers* [including the telephone game] and the management of document flows online. In 1999, the number of "quality systems" certified according to the ISO 9000, Nato-AQAP and TICK-IT international quality standards increased to 35; by the end of the year, more than 5,600 of the resources of the Group worked in areas of offering covered by these quality systems.

In 1999, the research and development activities of **Telesoft** were concentrated on the following areas:

- *Methodologies and architectures*: the development, integration and re-engineering methods of the systems used by Telesoft, which are flexible compared with many of the architectural solutions used, facilitate the evolution of systems following continuous technological evolution and have been applied to projects on behalf of Telecom and TIM.
- *Re-use of software*: a "library" of re-usable software components is being tested which can be used again in other applications.
- *Usability*: Telesoft has prepared a special laboratory in which products are subjected to specific tests with end users, both during the intermediate stages of development and once the product is installed, or during maintenance.
- *Internet and e-commerce*: the evolution of Web applications and new development methods are being examined so that this evolution can be tackled in a rapid, flexible way.

In 1999, 40 people were involved in research and development, with a cost of approximately Lire 10 billion.

In 1999, **Sodalia** concentrated its research on the study and development of original methods and tools for software engineering, advanced software architectures and software components that can be integrated with third-party components. The company is thus able to supply quality products at competitive prices rapidly, with particular attention to the complex and growing requirements of telecommunications carriers. Applied research activities have made it possible to develop software products with the requisites of portability, re-usability and inter-operability that are vital for operating data networks and advanced telecommunications services [*IP*, Intranet/Extranet, *ATM*, *ADSL*, *Frame relays*, and *intelligent networks*].

2152

[3.6] MANUFACTURING ACTIVITIES

The Telecom Italia Group operates in the manufacturing sector through **Italtel**. The results achieved during fiscal 1999 are as follows:

[in billions of lire]	1999 [1]	1998	Change amount	Change percentage
Sales and service revenues	3,114	3,950	[836]	[21.2]
Gross operating profit	10	266	[256]	[96.2]
Operating income	[115]	111	[226]	°
Capital expenditures	127	184	[57]	[31.0]
Number of employees at end of year	5,153	15,101	[9,948]	[65.9]

[1] Following the reorganization, Italtel Group was consolidated using the proportional method at 50% for the first 10 months of the year and consolidated line-by-line for the remaining two months.

Of total revenues, Lire 1,481 billion [equal to 47.5%] were earned abroad subsequent to steps taken to strengthen operations in Spain and Argentina as suggested by the international expansion strategy pursued by Telecom Italia Group. The statement of income, which was penalized by provisions [Lire 159 billion] to cover the restructuring plan for the workforce during the period 1999/2002, partly offset by the recording of accumulated deferred tax assets [Lire 80 billion], shows a loss for the year of Lire 269 billion, a slight improvement over the loss in 1998 of Lire 282 billion.

▸▸ The offering

Italtel is one of the principal companies operating internationally in the telecommunication network sector as a supplier of reference in the segment of network solutions for voice and data integration. Its telecommunications systems are installed on four continents and in over twenty countries including Spain, Russia, Argentina and Chile.
New network equipment was developed during 1999 which allows the company to more effectively respond to the changed needs of the market and allow different switching and access architectures to be built which ensure that evolved and innovative services can be rendered with reduced consumption.

In this sense, the offering in the wireline segment is oriented towards the supply of Trouble Management systems for managing and supervising breakdowns and servicing, the activation of Service Configurations, Traffic Surveillance and Performance for the analysis and control of traffic data in real time and the Network Planning System and Network DataBase.

In Italy, besides the partnership relationship with the Parent Company, Italtel has focused on the liberalization of the domestic market, developing commercial ties with the new operators. In this scenario, the company acquired the new customer Metroweb, a bare fiber optic provider in the metropolitan area of Milan which, together with Fastweb, a broadband integrated services company, will implement a network based on *IP* technology to offer integrated voice, data, video and *Internet* services.

2153

In 1999 Italtel also extended its offering to final users providing Home Networking solutions. Products, in fact, have been offered that allow wireless access to the telephone line as part of home and Small Office solutions.

Lastly, Italtel also operates in the digital world through Pay TV, Pay per View, Near Video on Demand via cable or satellite, home shopping and home banking, mail and Web TV.

▸▸ Separation of Italtel operations

In 1999 it was decided to separate the activities of the Italtel group to enable Telecom Italia and Siemens to concentrate on specific areas of competence. Under the memorandum of understanding signed in April, a business segment of Italtel S.p.A. was contributed on October 31 to the new joint stock company Siemens Information and Communications Networks [SICN], a wholly-owned subsidiary of Italtel. The contribution involved "radio", "transport" and "mobile telecommunications networks" activities, along with the related factories, buildings, intangible and tangible assets, contracts, warehouses and investments. In total, 7,289 employees have been transferred to SICN, of whom 6,173 were from the parent company Italtel.

Within the framework of the restructuring program, based on business segmentation, some foreign holdings of Italtel International NV [sold to Siemens], were attributed to Italtel and are now held by Italtel BV, which is 100%-owned. On the basis of the "separation and termination agreement", Italtel subsequently sold SICN to Siemens; at the same time, Telecom Italia acquired from Siemens the remaining 50% of the share capital of Telsi Ltd, which owns 100% of Italtel.

From 2000, Italtel will thus be able to develop the segment of "fixed networks", in order to compete more effectively in this sector of telecommunications, expand, and venture into new markets and develop new agreements. Its primary aim is to exploit its "core competencies" in switching and developing innovative solutions for the integration of phone and data services. This second objective, which is fundamental in a context with a broad offering of integrated solutions and a growing number of network services [*Internet*, multimedia, e-commerce], will necessitate using the know-how already present in Italtel and the creation of alliances with partners which are on the leading edge in the segment of data networks, and who can encourage development into new markets and towards new customers. The strategies for the period 2000/2002 will again be characterized by the rationalization of production already begun in previous years, the strengthening of commercial coverage and a commitment to research and development to support new strategies.

Telecom Italia recently initiated contacts with primary operators in the sector interested in establishing partnerships with Italtel to advance and develop technological and commercial business operations within the sphere of the above-mentioned objectives.

2154

Human resources

At December 31, 1999, the workforce numbered 5,153, showing a considerable reduction due, apart from the deal with Siemens [-6,709 units], to the sale to third parties during the year of the companies Italtel Tecnoelettronica [-233 units] and Italtel Sistemi [-2,292 units, net of 660 technical assistants being kept on at Italtel] and the "monitoring" and "test" business segments of Necsy [-119 units] and the "information systems " of Italtel S.p.A. [-243 units].

Research and development

In this connection, in 1999, Italtel incurred a total expenditure of Lire 447 billion, which can be attributed to the following main areas:
- high-traffic junction exchanges with optical terminations;
- conversation exchanges for telephone traffic packet switching;
- conversation exchange/mapping of *IP* signals;
- multi-service access exchanges for native telephone and data traffic on *IPs*;
- exchange center for telephone and data convergence;
- interactive set top box with *Internet* surfing functions;
- re-configurable architectures and systems for creating fast prototypes;
- advanced user terminations for home networking and home wireless LAN.

[3.7] INSTALLATION ACTIVITIES

The Telecom Italia Group operates in the installation sector through **Sirti**, which recorded the following results for fiscal 1999:

[in billions of lire]	1999	1998	Change amount	Change percentage
Sales and service revenues	1,501	2,165	[664]	[30.7]
Gross operating profit	123	303	[180]	[59.4]
Operating income	76	243	[167]	[68.7]
Capital expenditures	81	24	57	°
Number of employees at end of year	12,704	10,644	2,060	19.4

The deterioration in results compared to 1998 is the result of the contraction in productive activities by the parent company Sirti S.p.A. and some of its major subsidiaries, especially in Brazil and Chile, which were only partly compensated by the better results reported in Argentina and Spain. The production value of Lire 1,578 billion shows a reduction of Lire 426 billion compared to 1998, a year which benefited from the closing of numerous long-term orders. The net income of the group of Lire 76 billion, a reduction of Lire 87 billion compared to the previous year, was affected by the extraordinary expenses [Lire 56 billion] for the employee reduction plans operated by the parent company, which were only partly offset by the adoption, from 1999, of the estimated revenues under the percentage of completion method for valuing contract work

2155

in process on long-term orders, instead of cost, which gave rise to income, net of taxes, of Lire 17 billion.
From the financial point of view, net consolidated cash resources fell by Lire 996 billion, mainly as a result of the extraordinary distribution of available reserves [Lire 920 billion] in December 1999.

▸▸ The offering

In 1999, the processes of technological innovation and the liberalization of services affecting telecommunications, and, hence, also the market of engineering and network installations continued. In this context, in addition to the traditional operators, which were involved in corporate reorganization and strategic reorientation processes and showed greater selectivity in investment programs, the presence of new operators is becoming more consolidated. The new operators, having initially been concentrated in mobile networks, thanks to the possibility of resorting to private fixed networks and interconnection using the access networks of the main operators, have reviewed their strategies and attributed greater importance to fixed networks, according to the growing need of bandwidths and the need to keep interconnection costs to a minimum.

In this scenario, which offers Sirti development opportunities confirmed by the positive trend of commercial initiatives directed at the new national and European operators, there is, however, no lack of tension regarding volumes and prices, especially in a domestic market conditioned by a fall in investments on the part of Telecom Italia in the segments of transmission equipment and junction and access networks. Activities on behalf of the Italian State Railroad highlighted a positive trend in terms of orders and a confirmation of production volumes in the sector of conventional systems. Further orders have been received for high-speed systems, the economic effects of which will not be felt until 2000 because of the complexities involved in its realization, conditioned by the obtaining of permits and by environmental impact assessments.

The production of foreign subsidiaries recorded slowdowns in Latin America, both on the part of the Brazilian subsidiary [because of the liberalization of telecommunications and the economic crisis affecting the country], and the Chilean subsidiary [affected by the reduction in orders from Entel], which was only partly offset by the higher production volumes of Sirti Argentina. In Europe, there was a growth in activities thanks to the Spanish subsidiary Seirt, which benefited from the liberalization of the market and the important role played in Spain by the Telecom Italia Group.

▸▸ Corporate transactions

In 1999, the Polish, French, German, British and Argentinean subsidiaries were recapitalized with the aim of restoring balance to their financial structure and encouraging commercial development. Following the sales option exercised by the Brazilian partner Partcon, Sirti raised its stake in the Brazilian companies Construtel and Matricial, in the Chilean company Construtel and in Sirti Bolivia. Towards the end of the year, Sinted was sold to third parties, before acquisition of the "Automation and networks" business segment of the company. The 50% holding in Fibre Ottiche Sud - FOS S.p.A. was also sold and the merger of Sirti International and Sirti S.p.A. was completed.

2156

The reorganization of Sirti S.p.A. is geared to concentrating activities on the core business of installations engineering and redefining the operating policies for the two segments of the company, consisting of industrial activities and the management of its considerable real estate properties. The latter has been transferred by means of a partial demerger, to the newly established company IMMSI S.p.A., which has been listed on the Milan Stock Exchange. On the other hand, as far as the installations engineering segment is concerned, Telecom Italia has begun negotiations to establish partnerships with Sirti in order to advance Sirti's potential from a technological and engineering point of view, and exploit possible synergies associated with the company's presence on the most important international markets.

▸▸ Human resources

The workforce of the Group increased by 2,060 units as a result of the reduction in Sirti S.p.A. [-794 units] and the increase in subsidiaries [+2,854 units], due mainly to the recruitment carried out by Construtel Brasil in order to honor the restrictions involving the sub-contracting of work on the local market.

▸▸ Research and development

In 1999, the R&D activities of the Sirti Group can be divided into the following main areas:

- *Access networks*: the analysis of solutions [hybrid optic-coaxial networks, passive optic networks, copper networks with DSL techniques] continued for the offering of broadband interactive multimedia services, capable of meeting highly diversified requirements in terms of quality, reliability and flexibility. Testing continued with Telecom Italia and CSELT on self-supporting aerial optic cables and new exchange structures were defined for Infostrada, the Italian State Railroad and Telecom Italia itself.
- *Transport networks*: research continued into the evolution of transmission networks following the introduction of new technologies, together with the development of methods for *ATM* networks and equipment dimension in order to acquire more know-how about the inter-operability among different technologies; there was also research into interaction among networks using *IP*, *ATM* and WDM technologies with particular reference to architecture and installations engineering.
- *Broadband services*: research continued into the optimum hardware and software platforms for supplying DVB [Digital Video Broadcasting] type services, and interactive services [broadband access to *Internet*, online services]. With regard to applications, testing was carried out with Telecom Italia and CSELT [in Turin, Bologna, Bari and Naples] on low-cost solutions for internal cabling for buildings.

Finally, research activities continued in the field of optic components and systems for monitoring optic cables.

2157

[3.8] OTHER ACTIVITIES

Among the activities supporting the core business of Telecom Italia Group, **Emsa** is in charge of the ordinary and extraordinary management of the real estate properties. The company reported revenues of Lire 80 billion, a reduction of Lire 4 billion compared to 1998 due to the current reorganization of the real estate sector in the Group. The decrease in operating costs, obtained partly by a reduction in the number of the workforce from 102 to 94 units, allowed Emsa to basically end the year with a breakeven.

The activities conducted by the two financial companies of Telecom Italia Group, **Saiat** and **Softe**, are continuing with good results. In particular, Saiat, entrusted with the national market, reported a profit of Lire 4 billion, while Softe, which operates on international markets, posted a profit of USD 20 million [about Lire 37 billion].
One of Saiat's subsidiaries, **Teleleasing**, continued its business of providing financial support for the Group's commercial activities and investments. The company recorded revenues of Lire 369 billion, up Lire 5 billion compared to 1998, and made investments totaling Lire 359 billion. At December 31, 1999, the workforce numbered 33. The sale of this company to Mediobanca is currently in the process of being concluded.

The strong commercial growth of **Meie**, a Telecom Italia Group company in the insurance sector, continued in 1999. Premiums totaled Lire 1,190 billion, an increase of 28% from the 1998, and the year especially benefited from the results obtained by the sales network of 433 points of sale throughout the national territory. **Meie Assicurazioni** is among the top 20 national companies in the damages sector with premiums of Lire 916 billion [+26%] and investments in financial assets for Lire 1,328 billion. The company reported good profit performance with a net income of Lire 19 billion, a sharp rise over 1998 [Lire 7 billion]. The workforce at year-end is the same as 1998 with 474 units.
Meie Vita posted premiums of Lire 274 billion, 34% more than the prior year thanks to the growth of individual policies [+74%] which encountered favor on the market owing to the issue of combined index-linked insurance-financial products. The company made investments in financial assets for Lire 1,202 billion and, as in 1998, reported a net income of Lire 3 billion. The workforce at December 31, 1999 numbered the same as last year [34 units].
The company, which is not active in the core business of telecommunications, falls under Telecom Italia Group's reorganization plan.

Fintech, a venture capital company jointly owned by Telecom Italia and Istituto Mediocredito Centrale, in its second year of operations, continued to invest risk capital in small and medium-sized companies in the development stage. At the end of 1999, the Board of Directors of the company passed a resolution to increase share capital from Lire 20 billion to Lire 50 billion in order to strengthen its investment capabilities and flexibility.

In telemarketing and market research in Italy, **Atesia** confirms its leadership position, consolidating its role of qualified support to Telecom Italia Group's marketing policies. Revenues rose from Lire 82 billion in 1998 to Lire 98 billion in 1999, while net income increased to Lire 25 billion compared to Lire 21 billion in 1998. The workforce at the end of 1999 numbers 106 with 27 units added since the end of 1998 owing to the opening of a productive unit in Milan.

Saritel took advantage of the significant growth in the demand for projects and services connected with the *Internet* for both wireline and mobile networks. The company operates,

2158

in accordance with its mission, in three business areas: *Internet*, state-of-the-art telephone services and information technology services. Internet-related activities grew very sharply both for the services managed on behalf of the Parent Company [thanks partly to the take-off of free *Internet* service offered by TIN] and for the development of new important initiatives such as the activities connected with the entry of TIM in the world of Internet with the "Universal Number" service, for which Saritel provided the support for the integration of systems and networks, the wireless transit of data and messages and the customer care service. Positive returns were also obtained from activities directed to the final customer through services offered by Telecom Italia. Phone services, instead, decreased as a result of discontinuing the supply of systems to TIM for "voice messaging", with a partial recovery connected with the increase in the supply of "interactive voice response systems" [IVR] and related service applications.
Revenues in 1999 were Lire 188 billion, compared to Lire 160 billion in 1998; the significant increase [+17.5%] is due to the growth of *Internet* activities. The net income for the year was Lire 5 billion, a strong jump compared to the prior year [Lire 536 million]. The workforce employed at December 31, 1999 numbered 384, compared to 327 at the end of 1998.

In the area of advanced research, **CSELT** [Centro Studi e Laboratori Telecomunicazioni] contributed to the Group's process of strategic innovation by dealing with the problems directly associated with operational support, from the evolution of network architecture to the search for leading-edge solutions for value-added service offers and the development of mobile services [mobile banking, interactive access on the Web from GSM terminals].
The Optical Technologies Center – OTC S.r.l. was created in November 1999. The Optical Technologies Center business segment was contributed to this company which was then sold to the American company Agilent Technologies in March 2000.
The Center reported revenues of Lire 278 billion, in line with 1998, ending the year with a profit of Lire 15 billion arising from the gains realized on the sale of the business segment. The year 1998 closed, instead, basically with a breakeven.
At the end of 1999 the workforce numbered 1,149 units and, compared to 1998, shows a reduction of 74 units, 49 of whom were transferred to the new company OTC.

For **Stream**, the Group company active in the Pay-TV sector, 1999 was a year of profound and significant changes. In June 1999, Telecom Italia completed the sale of 65% of the share capital of the company to industrial partners [35% to News Corp. Europe, 18% to the Cecchi Gori Group, 12% to S.D.S.]. At the same time, a plan was defined for the re-launching of the company, focusing, from the technological standpoint, on the satellite digital platform, and on the "Calcio" and "Premium Movie" offering, from the marketing standpoint.
In this connection, the rights have been acquired for six seasons for seven of the 18 Series A teams, while the entry of the Cecchi Gori Group gives access to the largest library of film rights on a national scale. In addition, in June, the "Blu interactive" package was introduced, offering interactive applications on "set top box" [travel, weather, the horoscopes, the lottery, the stock market, and so on], while the soccer offering has been enhanced by the acquisition of the rights for the 1999-2000 Italian championship Cup.
The second half of the year has already highlighted the positive results of the adoption of the new strategy: at year-end, the number of subscribers totaled approximately 385,000, an increase of 332% compared to 1998. The satellite digital platform, in particular, generated approximately 300,000 new subscribers, of whom more than 75% were acquired in the second half of the year.
Consequently, revenues also increased and reached Lire 82 billion [+257% compared to 1998]. The expenses incurred to re-launch the company, connected to the acquisition of

2159

content and the creation of a technological infrastructure able to significantly increase the number of subscribers, have nevertheless led to a deterioration in the result for the year, which shows a loss of Lire 458 billion, Lire 131 billion [+36%] more than in 1998.

On the one hand, the year 2000 will be geared to maximizing the subscriber base and, on the other, to a further improvement of the product, with the enhancing of the "basic" package and the launch of the "Premium Cinema" and "Premium Sport" channels. In this connection, important agreements have already been concluded with Class Financial Network for the supply of a telematic financial news channel, with Fox Kids for a channel of the same name especially adapted for the Italian clientele, and with Mediaset for two channels for broadcasting TV movies and sit-coms.

▸▸ Research and development

CSELT has supplied the usual operational support to companies in the Group and to subsidiaries and affiliates in the international sphere on several fronts, focusing on identifying the business potential by developing innovative solutions, products and services.
As far as the subject of *Internet* is concerned, in 1999 there was marked growth in activities geared to enhancing the offering. In the area of *IP* networking, CSELT provided a significant contribution to innovating the Telecom Italia offering of access to *Internet* and "*IP wholesale*" towards ISP and corporate clientele, including the creation of the video-conference service on the "Videonet" *IP*.
As far as infrastructures are concerned, research continued into the evolution of the access network [*ADSL* in particular], the *backbone* [experimenting with WDM - Wavelength Division Multiplexing] and the mobile network, especially with regard to the offering of data services and convergence between fixed and mobile networks.
In the sphere of mobile telecommunications services, activity focused on the development of interactive services [mobile trading] and information services, and on the evolution of the mobile radio network towards data services and the third-generation system [*UMTS*].
In 1999, experiments were conducted in field of video-conferencing services, audio and video streaming, surfing the *Internet* and exploiting multimedia content with speeds of up to approximately 400 Kbit/s. The *UMTS* phone call made in November was the first call in an urban environment to be made in Europe.
With regard to unbundling, CSELT has built a model, with the aim of supporting Telecom Italia in the debate with the *Authority*, to make better use of the offering of unbundled access to the local network.
R&D expenditures by CSELT in 1999 were Lire 291 billion, of which Lire 195 billion for commissioned research and Lire 96 billion for strategic research activities.

In 1999, the R&D activities of **Saritel** focused on technological and market exploration, the creation of prototypes and the testing of innovative technologies. Particular attention was devoted to aspects of providing *Internet* services as outsourcing, the creation of intranet/extranet solutions and the subjects of security and electronic commerce. Within the sphere of the convergence of fixed-mobile services for phone and data, solutions were studied for data services for mobile networks where, in addition to the development of prototypes using WAP technology, innovative products were developed which found immediate application in the UNITIM project. In 1999, approximately Lire 2 billion was spent on R&D, corresponding to a commitment in terms of personnel of about 12 years/man.

2160



4. Social and environmental information

2161

During the three-year period 1997-1999, the activities of Telecom Italia Group were systematically cataloged and reorganized in response to social and environmental requirements, favoring the creation of a more diversified culture on the subject. The greatest efforts were devoted to identifying individual items of expenditure, "legitimizing" investments in this field and defining a methodological approach for analyzing data which is more consistent with the more highly evolved European models.

The "1999 Social and Environmental Report" of Telecom Italia [1998 data] shows how the pursuit of profitability and competitiveness can be closely linked both to "creating value" for all those involved in corporate activities, and respect for the environment according to the principle of sustainable development. With an introduction about the "corporate values" which orient the Group's activities in its dealings with the Community, the report highlights 21 processes that are important in terms of social and environmental aims and their relative corporate performances. Arthur Andersen, the Group's principal auditors, issued a positive opinion on the completeness of the information contained in the report.

The environment

The sharing of the principle of sustainable development, with explicit reference to safeguarding the rights of future generations, has influenced certain choices on the part of Telecom Italia Group which, in its capacity as a global operator, plays its role by also endeavoring to orient the development of telecommunications towards objectives of quality of life and safeguarding our natural and environmental heritage. In keeping with this stance, in 1999, some companies in the Group continued to create and market services aimed at controlling and safeguarding specific aspects of the environment and the territory.

Specific action was taken to reduce the consumption of energy and natural resources, improve the management of waste and limit the sound emissions produced by installations. Telecom Italia has launched two projects applied to some telephone switchboards which have reduced the consumption of electrical power by 3%. In addition, the plan to convert heating systems to methane continued, with a consequent reduction in the consumption of oil.

In order to reduce the environmental impact of digging, Telecom Italia has tested non-invasive techniques which led to a reduction in costs such as to make them competitive with conventional open-sky digging methods. Systems based on milling have also been developed which make it possible to lay fiber optic cables in ditches only a few centimeters wide and a few centimeters deep. Telecom Italia continued to use eco-compatible products for its cables and network materials.

Telecom Italia has designed and built a system of "remote environmental monitoring" which, using the wireline telephone network, is able to detect and analyze various parameters relating to air, water, acoustic, electro-magnetic, meteorological and micro-climatic pollution, without any particular limits in terms of installation and diffusion throughout the territory. In 1999, successful tests were also carried out in Ancona and Falconara, aimed at verifying the effectiveness of the control system for atmospheric pollutants. A programming contract with the Provincial Authority, the University of Ancona and the local health authority [ASL No. 7] has not only made it possible to extend

the activity to the towns of Chiaravalle and Montemarciano, but is encouraging the exchange of experience and knowledge with the aims of analysis and comparison, in a framework of effective collaboration between public and private enterprise.

Satellite services are also used as supports for detecting and safeguarding the territory. In fact, Telespazio is able to supply various types of specific cartography [showing flooded areas, land use, the roads network, geology, risk-areas, woodland areas with high fire-risk, and so on] and to offer services for making estimates and assessments of critical events [hydrogeological and geological threats, control of areas designated for waste, landslides], partly through the use of GPS techniques. With the aim of controlling fires, on the other hand, TIM has developed a system which, by means of the GSM network, makes it possible to identify outbreaks of even small fires and to inform the Civil Protection Department in real time.

Special attention continues to be given to the impact of electro-magnetic fields. Telecom Italia, TIM and Telespazio – whose installations all operate in full compliance with national and international standards – are constantly following developments in this field, both from a technological point of view, and from a medical and scientific point of view. In turn, Sirti has taken measurements of electro-magnetic compatibility with the aim of obtaining a certificate of conformity with EEC Directive No. 89/336 of its electric and electronic installations in residential areas or areas supporting light industry, and is also contributing to the development of national and international standards in the field of electro-magnetic compatibility, interference, the protection of the public from electro-magnetic fields and electrical safety. So that detailed information on the subject could be supplied, the "Environmental, Safety and Health Report" for 1998 was accompanied by a special document on the subject, entitled "Electro-magnetism: how to find out more".

▸▸ Safety and health

The safety and health of people have always been a high priority for Telecom Italia Group which, in a highly competitive market scenario governed by a legislative framework in continuous and rapid evolution, confirmed its strategy of safeguarding its human resources by perfecting a permanent, organic system through which to identify, assess, control and eliminate risk [Territorial safety plans].

In 1999, in keeping with this stance, in its choice of equipment, machines and installations, users were involved who were able to assess more effectively suitability in terms of safety and performance. During the course of the year, the application of this procedure already made it possible to review the technical characteristics of part of the technical equipment, identifying products which allow a higher level of safety in some types of processing, and, at the same time, reduce costs.

During the year, measurements were again taken of the amount of lead dispersed in the air during the welding of cables in order to assess the risk of exposure, in compliance with Legislative Decree No. 277/1991. During the measurements, it was found that other chemical compounds were also present deriving from the same process phases and classifiable as air pollutants. A document was subsequently published on Telecom Italia's Intranet describing the prevention and protection measures being adopted in the field of fires, electro-magnetic fields and asbestos in each of the 17,000 company buildings.

Special policies have also been developed geared to spreading the culture of prevention, based on general involvement in the management of safety. In addition to the training reserved for newly recruited employees, with the help of multimedia supports, initiatives were organized oriented towards teaching personnel the correct behavior to adopt when exposed to specific risks. Constant training at every level, constant information about risks at work and the simultaneous adoption of the latest technical equipment increase respect for standards of personal and general safety. In 1999, in confirmation of the above, Telecom Italia recorded a further fall in the number of accidents [which have more than halved in the last ten years] and the resulting social costs, with positive effects also on the national system as a whole. Finally, in compliance with Legislative Decree No. 626/1994, the Parent Company also instituted a new process of health supervision, involving a pool of approximately 18,000 employees who mainly work at computer screens.

▸▸ Social awareness

The re-construction of the process of the distribution of value added by reclassifying the statement of income has brought to light significant increases in 1998, compared to 1997, in the contribution made by Telecom Italia to the main stakeholders.

As far as equality in general is concerned, despite the marked inequality between women and men in the categories of executives and middle management, TIM has launched two projects which aim to redress the balance: "Valore donna" aims to recruit 150 women between 40 and 45 years of age, and "TIM mamma" aims to support women in maternity.

The Community stakeholder was supported in many ways, from training [the Telecom/University project, scholarships, stages] and attention to the rights of disadvantaged categories [remote teaching for long-term child patients; remote work for the disabled; the Arcobaleno project for promoting the employment of the disabled; the Ginestra project for promoting the social re-integration of ex-offenders; the solidarity group for helping elderly people living on their own]. Other projects regarded various cultural, artistic and sporting initiatives. The total contribution by Telecom Italia Group is equal to 1.2% of consolidated operating income, a figure comparable to that of other large European companies.

Telecom Italia also intends to makes its own contribution to a new cycle of development in Italy, by helping, among other things, to overcome the delays in the growth of *Internet* by spreading access to schools and creating a dedicated *portal* ["Web scuola"].

In this context, it especially has plans to promote a private university institution that will attract researchers and academic staff of international standing experienced in the Information and Communications Technology sector. The project will be organically integrated with the system of research and training centers of the Group [CSELT, Scuola Superiore Guglielmo Reiss Romoli, Centro Studi San Salvador] and will operate closely with leading institutions in the academic world in North America. The people involved in the project, who will be graduates and young researchers from Italy and abroad, will be trained at the new university, and be in continuous contact with the top institutions in the world, with the aim of creating a scientific and technological ICT community, with close cooperation with all the countries in which Telecom Italia Group operates.

2164

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF TELECOM ITALIA GROUP



2165

5. Management's discussion and analysis of financial condition and results of operations of Telecom Italia Group

[5.1] RESULTS OF OPERATIONS

Consolidated statements of income [*]

[in billions of lire]		1999	1998	Change amount	Change %
A. Sales and service revenues		52,481	48,507	3,974	8.2
Changes in inventories of work in progress, semifinished and finished goods		[127]	[34]	[93]	°
Changes in inventory of contract work in process		341	[171]	512	°
Increases in capitalized internal construction costs		2,056	2,088	[32]	[1.5]
Operating grants		39	38	1	2.6
B. Standard production value		54,790	50,428	4,362	8.6
Raw materials and outside services	[**]	[21,531]	[17,923]	[3,608]	20.1
C. Value added		33,259	32,505	754	2.3
Labor costs	[**]	[9,586]	[9,617]	31	[0.3]
D. Gross operating profit		23,673	22,888	785	3.4
Depreciation and amortization		[10,338]	[10,480]	142	[1.4]
Other valuation adjustments		[844]	[2,545]	1,701	[66.8]
Provisions to reserves for risks and charges		[195]	[362]	167	[46.1]
Net other income [expense]		160	[315]	475	°
E. Operating income		12,456	9,186	3,270	35.6
Net income from investments		277	936	[659]	[70.4]
Net financial expense		[910]	[684]	[226]	33.0
Value adjustments on financial assets		[1,131]	[354]	[777]	°
F. Income before extraordinary items and taxes		10,692	9,084	1,608	17.7
Net extraordinary income [expense]		[981]	133	[1,114]	°
G. Income before taxes		9,711	9,217	494	5.4
Income taxes for the year		[5,046]	[3,965]	[1,081]	27.3
H. Net income before minority interest		4,665	5,252	[587]	[11.2]
Minority interest		[1,301]	[1,422]	121	[8.5]
I. Net income after minority interest		3,364	3,830	[466]	[12.2]

[*] The figures for the year 1998 differ from the published figures due mainly to the presentation of revenues gross of amounts to be paid to other carriers.
[**] Reduced by related cost recoveries.

2166

Results of operations for 1999 showed a consolidated net income of Lire 3,364 billion [Lire 4,665 billion less the minority interest of Lire 1,301 billion], a decrease of Lire 466 billion [-12.2%] compared to 1998.
For a better analysis of the figures, it should be kept in mind that the 1998 financial statements were affected by the gains on the sale of the Impsat holding and TIM and Stet Hellas shares, expenses connected with the writedowns of the *SOCRATE* and *DECT* platforms and changes in the tax accounting principles.
The 1999 financial year was shaped by the results of the international sector which reflect the losses of some subsidiaries which are still in the start-up phase and the writedown of certain investments, such as Telekom Srbija and the Iridium project, as well as the change in the scope of consolidation. The latter is due to the entry in consolidation of the mobile telecommunications companies Tele Celular Sul Participacoes and Tele Nordeste Celular Participacoes and the exit of Stream; furthermore, the 1999 statement of income includes the results for the entire year of 9 Telecom Reseau, which in 1998 had only been consolidated for one month.
The key figures are analyzed in the following paragraphs.

▸▸ *Sales and service revenues*, shown gross of the amount due to other telecommunications carriers starting from 1999, amounted to Lire 52,481 billion, an increase of 8.2% over 1998 [had revenues been shown net of the amount due to other carriers, the revenues would have been Lire 47,855 billion, representing an increase of Lire 2,390 billion, +5.3% over 1998].
This growth is the result of the positive performance of mobile telecommunication services, which also benefited from the entry of the Brazilian companies in the scope of consolidation, and the increase in information technology revenues, although partly offset by the reduction in revenues from manufacturing and installations activities.

▸▸ *Raw materials and outside services* totaled Lire 21,531 billion, 20% higher than 1998, representing 41% as a percentage of gross revenues [36.9% in 1998]. The costs, net of revenues pertaining to other telecommunications carriers, increased by 13.6% compared to 1998, representing 35.3% of net revenues [32.7% in 1998].This change should be viewed mainly in connection with the increase in the costs of operating and developing mobile telecommunications services and the entry of the two Brazilian mobile telephony companies and 9 Telecom Reseau in the scope of consolidation. The amount also includes non-recurring costs incurred by the Parent Company for the take-over bid, the negotiations with Deutsche Telekom, and the revisions to the information systems to ensure *carrier preselection* and *number portability.*
This item includes Lire 1,174 billion [Lire 1,029 billion in 1998] of telecommunications operating fees, Lire 1,113 billion of this being the fee calculated on sales revenues which replaced the license fees payable to the Ministry of Communications, Lire 11 billion being the new fee for the operation of the Telecommunications Authority and Lire 50 billion being other fees regarding the foreign consolidated companies.

▸▸ *Labor costs*, totaling Lire 9,586 billion, decreased by Lire 31 billion compared to 1998 [-0.3%]. The decrease is attributable to the reduction in Parent Company costs and higher TIM labor costs and the change in the scope of consolidation.
As a percentage of gross revenues, labor costs went from 19.8% in 1998 to 18.3% in 1999. Personnel in the Group numbered 122,662 at December 31, 1999, with a decrease of 1,304 compared to December 31, 1998.

2167

Personnel in the telecommunications sector decreased by 786, mainly due to the reduction in Parent Company personnel [-3,395] that was offset by the entry of companies in the scope of consolidation [+2,025] and the increase in TIM staff [+482].
The reduction in personnel was also due to the decrease of personnel in the manufacturing sector [-2,398] following Italtel Group's reorganization and the increase in the installations sector [+2,060] connected to the growth of operations in Brazil.

⏩ *Gross operating profit* of Lire 23,673 billion increased by Lire 785 billion [+3.4%] compared to 1998, representing 45.1% of gross revenues [47.2% in 1998].
This growth is mainly due to the positive performance of mobile telecommunications [with an increase by TIM of Lire 1,084 billion in its gross operating profit], partly offset by a reduction in Telecom Italia's gross operating results [-Lire 814 billion] owing to the trend in wireline telecommunications revenues. The increase in the gross operating profit of the sector, besides the above mentioned structural phenomenon, was also partly due to the changes into the scope of consolidation. Other significant factors that affected the consolidated gross operating profit were the lower results of the manufacturing and installations sectors [-Lire 110 billion and -Lire 180 billion, respectively] and the exclusion from the scope of consolidation of Stream, a company that had a negative effect of Lire 258 billion on gross operating profit in 1998.

⏩ *Depreciation* and *amortization* totaled Lire 10,338 billion [Lire 10,480 billion in 1998] including Lire 1,913 billion for the amortization of intangibles and Lire 8,425 billion for the depreciation of fixed assets. The amortization charge for intangibles increased by Lire 315 billion compared to 1998. This change is due to higher amortization by the Parent Company and TIM [+Lire 58 billion and +Lire 91 billion, respectively, compared to 1998] mainly as a result of the amortization of new investments in software, together with the amortization of goodwill from the acquisitions of the Brazilian companies Tele Celular Sul Participacoes and Tele Nordeste Celular Participacoes [a total of Lire 131 billion].
The depreciation charge decreased by Lire 457 billion with respect to 1998. There was a decrease in the depreciation charge by the Parent Company [-Lire 711 billion] owing to a lower amount of depreciable assets, the change in the mix of depreciable assets, lower depreciation on the *DECT* and *SOCRATE* assets that were written down in the 1998 financial statements and the adjustment of depreciation rates relating to the copper network, whose the useful life was extended because of the introduction of *ADSL* technology, and the switching and transmission installations, whose useful life was reduced because of the increase of the software assets included in such equipment. Such change was partially offset by the depreciation charges for the new companies included in the scope of consolidation.

⏩ *Other valuation adjustments* of Lire 844 billion decreased by Lire 1,701 billion with respect to 1998 and include writedowns of receivables from customers, in order to adjust receivables to estimated realizable value. Of these writedowns Lire 399 billion refer to the Parent Company and Lire 88 billion to TIM [Lire 494 billion and Lire 120 billion, respectively, in 1998]. The reduction in this item is due not only to minor adjustments of receivables, but also to the writedown of the residual amount of installations and software related to the DECT and SOCRATE platforms made in 1998 by the Parent Company [Lire 1,834 billion].

⏩ *Provisions to reserves for risks and charges*, amounting to Lire 195 billion [Lire 362 billion in 1998], decreased by Lire 167 billion, mainly due to the provisions made by the Parent Company in 1998 for charges related to the *SOCRATE* and *DECT* platforms.

2168

►► *Net other income [expense]* shows an income balance of Lire 160 billion [-Lire 315 billion in 1998] and basically refers to late payment fees charged by the telecommunications companies to customers for late payment of telephone bills [Lire 252 billion compared to Lire 253 billion in 1998], net losses on the sale and disposal of fixed assets and intangibles [Lire 206 billion compared to Lire 559 billion in 1998], indirect duties and taxes [Lire 215 billion compared to Lire 210 billion in 1998], together with other income and expense in the normal course of business.

►► *Operating income* of Lire 12,456 billion increased by Lire 3,270 billion [+35.6%] over 1998, with operating income as a percentage of gross revenues representing 23.7% compared to 18.9% in 1998.

►► *Income from investments,* amounting to Lire 277 billion, decreased by Lire 659 billion compared to 1998. In effect, in 1998 the item included the gains [Lire 814 billion] deriving from the sales of the Impsat investment and TIM and Stet Hellas shares. Income from investments in 1999 includes dividends received from unconsolidated companies [Lire 115 billion], gains on the sale by Sirti of the 50% investment in F.O.S. [Lire 53 billion] and net gains realized by Telecom Italia on the sale of TIM shares and investments in venture capital projects.

►► *Net financial expense* totals Lire 910 billion [-Lire 684 billion in 1998]. The increase is due to Lire 229 billion of interest expense incurred by Bitel for the purchase of the investments in Tele Celular Sul Participacoes and Tele Nordeste Celular Participacoes, this being the interest matured on the loan payable to the Brazilian government, and Lire 122 billion of net financial expense of the same mobile telephone companies that are mainly composed of exchange losses on the US dollar debt that were only partly compensated by the reduction in the interest expense of the Parent Company.

►► *Value adjustments on financial assets* show a negative balance of Lire 1,131 billion [-Lire 354 billion in 1998] and mainly refer to the Group's share of the income and losses of the unconsolidated companies valued using the equity method, which also includes the amortization of goodwill upon the purchase of these investments. The increase in the balance is mainly due to writedowns related to the Iridium project [-Lire 185 billion], the Telekom Srbija holding [-Lire 198 billion] and the Astelit Ucraina project [-Lire 56 billion], as well as the effects [-Lire 345 billion] of the results reported by the Brazilian affiliated companies Maxitel and Solpart Participacoes. The results of Maxitel and Solpart Participacoes were also affected by the costs deriving from the currency devaluation of the Brazilian real, as well as by the amortization of the purchase of the mobile telephony license and the investment in Tele Centro Sul.

►► *Net extraordinary income [expense]* shows an expense balance of Lire 981 billion [+Lire 133 billion in 1998] and includes Lire 364 billion [Lire 333 billion in 1998] of pension expense pursuant to Law 58/1992 to guarantee uniform status under the Telephone Employees Pension Fund [FPT], and Lire 495 billion [Lire 369 billion in 1998] of charges for employee reduction plans and layoffs, of which Lire 246 billion [Lire 216 billion in 1998] refers to the Parent Company and Lire 157 billion [Lire 102 billion in 1998] to Italtel. The change to an expense balance is mainly due to the extraordinary income [Lire 683 billion] resulting from the entry in 1998 of cumulative deferred tax assets, and to higher expenses for employee reduction plans and layoffs made in 1999 [+Lire 118 billion compared to 1998].

2169

▸▸ *Income taxes for the year* of Lire 5,046 billion increased by Lire 1,081 billion compared to 1998.
The taxes to gross profit ratio is 52%, compared to 43% in 1998. The change in the ratio is mainly related to the gains realized in 1998 by the Dutch companies SIN and SMH on the sale of the Impsat investment and Stet Hellas shares, as well as to the extraordinary income deriving from the cumulative deferred tax assets from previous years recorded in 1998.

[5.2] FINANCIAL CONDITION

Consolidated balance sheets

[in billions of lire]			12/31/1999	12/31/1998	Change
A.	Intangibles, fixed assets and long-term investments				
	Intangible assets		5,299	3,647	1,652
	Fixed assets		45,518	45,665	[147]
	Long-term investments				
	• investments and advances on future increases of capital contributions for investments		12,326	12,499	[173]
	• other		891	1,016	[125]
			64,034	62,827	1,207
B.	Working capital				
	Inventories		1,995	1,859	136
	Trade accounts receivable		15,883	15,098	785
	Other assets		3,177	2,470	707
	Trade accounts payable		[12,870]	[11,981]	[889]
	Reserves for risks and charges		[2,006]	[2,035]	29
	Other liabilities		[13,248]	[14,021]	773
			[7,069]	[8,610]	1,541
C.	Invested capital, net of operating liabilities	[A+B]	56,965	54,217	2,748
D.	Reserve for employee termination indemnities		[2,896]	[2,711]	[185]
E.	Invested capital, net of operating liabilities and the reserve for employee termination indemnities	[C+D]	54,069	51,506	2,563
	Financed by:				
F.	Stockholder's equity				
	Parent Company interest		33,004	31,651	1,353
	Minority interest		5,307	4,029	1,278
	[*]		38,311	35,680	2,631
G.	Medium/long-term debt		10,002	10,839	[837]
H.	Net short-term borrowing				
	• short-term borrowings		9,622	9,341	281
	• liquid assets and short-term financial assets		[4,049]	[4,571]	522
	• financial accrued expense [income] and deferred expense [income], net		183	217	[34]
			5,756	4,987	769
		[G+H]	15,758	15,826	[68]
I.	Total	[F+G+H]	54,069	51,506	2,563

[*] Net of "Receivables from stockholders for capital contribution".

2171

The balance sheet of the Telecom Italia Group shows a net invested capital of Lire 54,069 billion [Lire 51,506 billion at December 31, 1998], of which 70.9% is financed by stockholders' equity [69.3% at December 31, 1998] and 29.1% by net borrowings [30.7% at December 31, 1998].

▸▸ *Intangibles, fixed assets and long-term investments* of Lire 64,034 billion show an increase of Lire 1,207 billion compared to December 31, 1998.
The increase of Lire 1,652 billion in "intangible assets" is basically attributable to the remaining goodwill from the acquisition of the controlling interests in the Brazilian companies Tele Celular Sul Participacoes and Tele Nordeste Celular Participacoes through Bitel and Italtel through Telsi Ltd.
The decrease of Lire 147 billion in "fixed assets" is mainly attributable to the depreciation for the period [Lire 8,425 billion], which is partially compensated by the additions during the period [Lire 7,503 billion] and the change in the scope of consolidation.
The decrease of Lire 298 billion in "long-term investments" is attributable mainly to the reclassification of the investments in Tele Celular Sul Participacoes and Tele Nordeste Celular Participacoes after their inclusion in consolidation using the line-by-line method, adjustments made for the valuation of companies accounted for using the equity method and also new investments abroad that were partly offset by the additional investments in Astrolink [Lire 481 billion] and Nortel Inversora [Lire 486 billion].

▸▸ *Working capital* showed a negative balance of Lire 7,069 billion [-Lire 8,610 billion at December 31, 1998].
This change was affected by:
- the increase in "inventories" [from Lire 1,859 billion at the end of 1998 to Lire 1,995 billion, +Lire 136 billion];
- the increase in "trade accounts receivable" from Lire 15,098 billion at the end of 1998 to Lire 15,883 billion, attributable to the expansion of the Group's business, including Lire 1,473 billion of receivables from other telecommunications carriers;
- the growth in "other assets" from Lire 2,470 billion at the end of 1998 to Lire 3,177 billion. This item includes receivables from the Financial Administration of Lire 442 billion, collections from customers of Lire 532 billion being processed by the bank and postal systems, receivables from personnel of Lire 144 billion, deferred tax assets of Lire 940 billion, receivables from the State and other public bodies and sundry items of Lire 1,119 billion;
- the increase in "trade accounts payable" from Lire 11,981 billion at the end of 1998 to Lire 12,870 billion, which is attributable to the entry in the scope of consolidation of Tele Celular Sul Participacoes and Tele Nordeste Celular Participacoes, as well as higher payables by TIM, Telespazio, Telesoft; the item also includes Lire 1,238 billion due to other telecommunications carriers;
- the decrease in "reserves for risks and charges" from Lire 2,035 billion at the end of 1998 to Lire 2,006 billion. These include the reserve for taxes [Lire 309 billion], the reserve for deferred income taxes [Lire 292 billion], the reserve for litigation [Lire 289 billion], the reserve for restructuring charges [Lire 284 billion] and other reserves [Lire 832 billion];
- the decrease in "other liabilities" from Lire 14,021 billion at the end of 1998 to Lire 13,248 billion. This item comprises payables to customers [Lire 3,394 billion], taxes payable [Lire 2,295 billion], contributions to pension and social security institutions [Lire 1,855 billion], employee-related payables [Lire 1,060 billion], telecommunications

2172

operating fees payable [Lire 1,174 billion] and trade accrued expenses and deferred income [Lire 3,470 billion].

▸▸ *Net debt* of Lire 15,758 billion [Lire 15,826 billion at the end of 1998] consists of Lire 10,002 billion of medium/long-term debt [Lire 10,839 billion at the end of 1998] and Lire 5,756 billion of net short-term borrowings [Lire 4,987 billion at December 31, 1998]. Starting from the 1999 financial statements, net debt also includes financial accruals, prepayments and deferrals [Lire 183 billion at December 31, 1999 and Lire 217 billion at December 31, 1998].

Gross debt amounts to Lire 19,624 billion [Lire 20,180 billion in 1998].

An analysis based on maturity is given in the following table:

[in billions of lire]					12/31/1999		12/31/1998	
	ITL	%	Foreign Currency	%	Total	%	Total	%
Medium/long-term debt	8,206	57	1,796	35	10,002	51	10,839	54
Short-term debt	6,271	43	3,351	65	9,622	49	9,341	46
Total	14,477	100	5,147	100	19,624	100	20,180	100

The average maturity of medium/long-term debt is 4.8 years.

A breakdown of foreign currency borrowings is given in the following table:

	Foreign Currency [in millions]		Billions of lire	
	12/31/1999	12/31/1998	12/31/1999	12/31/1998
USD	1,364	1,489	2,629	2,462
Euro-zone currencies	342	339	662	657
GBP	320	61	964	181
GRD	44,700	39,370	262	231
BRL	515		555	
Other currencies			75	57
Total			5,147	3,588

2173

A breakdown of gross debt based on interest rates is given below:

[in billions of lire]			12/31/1999	12/31/1998
	ITL	Currency [equivalent in lire]	Total	
Up to 2.5%	3,384	27	3,411	1,187
From 2.5% to 5%	7,866	1,805	9,671	12,255
From 5% to 7.5%	2,147	3,093	5,240	4,679
From 7.5% to 10%	1,062	222	1,284	1,406
Over 10%	18		18	653
Total	14,477	5,147	19,624	20,180

The largest amount of gross debt [approximately 67%] falls in the range of interest rates up to 5% and includes loans made by various banking institutions with 3% interest being subsidized by the Ministry of the Treasury [under Law No. 67 dated March 11, 1988], and also loans made with EIB funds and short-term borrowings.
The range of interest rates from 5% to 7.5% includes loans from the Cassa Depositi e Prestiti [under Law No. 887 dated December 22, 1984].

2174

[5.3] FINANCIAL PERFORMANCE

Consolidated statements of cash flows

[in billions of lire]			1999	1998
A.	Net short-term borrowings at beginning of year		[4,987]	[3,348]
B.	Cash flows - operating activities			
	Net income for the year		4,665	5,252
	Depreciation and amortization		10,338	10,480
	[Gains] losses on sales of intangibles, fixed assets and long-term investments		116	[294]
	[Upward adjustments] writedowns of intangibles, fixed assets		1,189	2,195
	Change in working capital	[*]	[1,371]	710
	Net change in reserve for employee termination indemnities		185	233
	Foreign exchange gains [losses] and other changes		164	[146]
			15,286	18,430
C.	Cash flows - investing activities			
	Long-term investments:			
	• intangible assets		[3,057]	[2,236]
	• fixed assets		[7,503]	[9,423]
	• long-term investments		[2,517]	[7,224]
	Proceeds from sale, or redemption value, of intangible assets, fixed assets and long-term investments		1,063	1,675
	Change in scope of consolidation		128	=
			[11,886]	[17,208]
D.	Cash flows - financing activities			
	New borrowings		1,485	2,479
	Capital contributions		80	=
	Capital grants		128	98
	Debt repayment		[370]	[843]
	Change in medium-long term debt due within one year		[2,214]	[2,695]
			[891]	[961]
E.	Dividends		[3,278]	[1,900]
F.	Cash flows for the fiscal year	[B+C+D+E]	[769]	[1,639]
G.	Net short-term borrowings at end of year	[A+F]	[5,756]	[4,987]

[*] The difference with respect to the "consolidated balance sheet" is due to entries affecting working capital. They refer to changes in capital grants, the use of the reserve for losses of subsidiaries and affiliates, the adjustment of medium/long-term debt expressed in the euro-zone currencies to the fixed euro exchange rates [for 1998], and the adjustment of receivables recorded in long-term investments and medium/long-term debt to the year-end exchange rates [for 1999].

In 1999, net cash outflows amounted to Lire 769 billion, with a consequent increase of the same amount in net short-term borrowings, which at December 31, 1999 totaled Lire 5,756 billion. This change is due to the requirements for investing and financing activities and dividends that were not entirely financed by the cash flows from operating activities [Lire 15,286 billion].

Investments totaled Lire 13,077 billion [Lire 18,883 billion in 1998]. They refer to industrial investments of Lire 10,560 billion made mainly by the Parent Company and TIM, in addition to the goodwill of the Brazilian companies and Italtel; financial investments [Lire 2,517 billion] mainly refer to investments abroad, including the additional stake in Nortel Inversora [Lire 486 billion], the start of the partnership for the Astrolink system [Lire 481 billion], the additional stake in Retevision [Lire 335 billion] and the capital contributions in Maxitel and Retevision Movil [Lire 142 billion and Lire 112 billion, respectively].

2175

[5.4] RESULTS OF OPERATIONS, FINANCIAL CONDITION AND PERFORMANCE EXPRESSED IN EUROS

Consolidated statements of income [*]

[in millions of euros]			1999	1998
A.	Sales and service revenues		27,104	25,052
	Changes in inventories of work in progress, semifinished and finished goods		[65]	[18]
	Changes in inventory of contract work in process		176	[88]
	Increases in capitalized internal construction costs		1,062	1,078
	Operating grants		20	20
B.	Standard production value		28,297	26,044
	Raw materials and outside services	[**]	[11,120]	[9,256]
C.	Value added		17,177	16,788
	Labor costs	[**]	[4,951]	[4,967]
D.	Gross operating profit		12,226	11,821
	Depreciation and amortization		[5,339]	[5,413]
	Other valuation adjustments		[436]	[1,314]
	Provisions to reserves for risks and charges		[101]	[187]
	Net other income [expense]		83	[162]
E.	Operating income		6,433	4,745
	Income from investments		143	483
	Net financial expense		[470]	[353]
	Value adjustments on financial assets		[584]	[183]
F.	Income before extraordinary items and taxes		5,522	4,692
	Net extraordinary income [expense]		[507]	68
G.	Income before taxes		5,015	4,760
	Income taxes for the year		[2,606]	[2,048]
H.	Net income before minority interest		2,409	2,712
	Minority interest		[672]	[734]
I.	Net income after minority interest		1,737	1,978

[*] The figures for the year 1998 differ from the published figures due mainly to the presentation of revenues gross of amounts to be paid to other carriers.
[**] Reduced by related cost recoveries.

2176

Consolidated balance sheets

[in millions of euros]			12/31/1999	12/31/1998
A.	Intangibles, fixed assets and long-term investments			
	Intangible assets		2,737	1,883
	Fixed assets		23,508	23,584
	Long-term investments			
	• investments and advances on future increases of capital contributions for investments		6,366	6,455
	• other		460	525
			33,071	32,447
B.	Working capital			
	Inventories		1,030	960
	Trade accounts receivable		8,203	7,798
	Other assets		1,641	1,276
	Trade accounts payable		[6,647]	[6,188]
	Reserves for risks and charges		[1,036]	[1,051]
	Other liabilities		[6,842]	[7,241]
			[3,651]	[4,446]
C.	Invested capital, net of operating liabilities	[A+B]	29,420	28,001
D.	Reserve for employee termination indemnities		[1,496]	[1,400]
E.	Invested capital, net of operating liabilities and the reserve for employee termination indemnities	[C+D]	27,924	26,601
	Financed by:			
F.	Stockholder's equity			
	Parent Company interest		17,045	16,346
	Minority interest		2,741	2,081
		[*]	19,786	18,427
G.	Medium/long-term debt		5,165	5,598
H.	Net short-term borrowings			
	• short-term borrowings		4,969	4,824
	• liquid assets and short-term financial assets		[2,091]	[2,360]
	• financial accrued expense [income] and deferred expense [income], net		95	112
			2,973	2,576
		[G+H]	8,138	8,174
I.	Total	[F+G+H]	27,924	26,601

[*] Net of "Receivables from stockholders for capital contribution".

2177

Consolidated statements of cash flows

[in millions of euros]			1999	1998
A.	Net short-term borrowings at beginning of year		[2,576]	[1,729]
B.	Cash flows - operating activities			
	Net income for the year		2,409	2,712
	Depreciation and amortization		5,339	5,413
	[Gains] losses on sales of intangibles, fixed assets and long-term investments		60	[152]
	[Upward adjustments] writedowns of intangibles and fixed assets		614	1,134
	Change in working capital	[*]	[708]	367
	Net change in reserve for employee termination indemnities		96	120
	Foreign exchange gains [losses] and other changes		85	[76]
			7,895	9,518
C.	Cash flows - investing activities			
	Long-term investments:			
	• intangible assets		[1,579]	[1,155]
	• fixed assets		[3,875]	[4,866]
	• long-term investments		[1,300]	[3,731]
	Proceeds from sale, or redemption value, of intangible assets, fixed assets and long-term investments		549	865
	Change in scope of consolidation		66	=
			[6,139]	[8,887]
D.	Cash flows - financing activities			
	New borrowings		767	1,281
	Capital contributions		41	=
	Capital grants		66	50
	Debt repayment		[191]	[435]
	Change in medium-long term debt due within one year		[1,143]	[1,392]
			[460]	[496]
E.	Dividends		[1,693]	[982]
F.	Cash flow for the fiscal year	[B+C+D+E]	[397]	[847]
G.	Net short-term borrowings at end of year	[A+F]	[2,973]	[2,576]

[*] The difference with respect to the "consolidated balance sheet" is due to entries affecting working capital. They refer to changes in capital grants, the use of the reserve for losses of subsidiaries and affiliates, the adjustment of medium/long-term debt expressed in the euro-zone currencies to the fixed euro exchange rates [for 1998], and the adjustment of receivables recorded in long-term investments and medium/long-term debt to the year-end exchange rates [for 1999].

2178

[5.5] OUTLOOK FOR 2000

In 2000, the Telecom Italia Group will be involved in the implementation of a strategy which, it is hoped, will provide a dynamic response to a context in continuous evolution and marked by ever fiercer competition. In fact, in a scenario which imposes ever greater challenges, the Group has devised a strategy which, by activating technical, human and financial resources in an integrated way, will provide an effective answer to the competition and to the requirements of the market. In fact, although 2000 will be characterized, on the one hand, by a gradual reduction in the prices of supply in response to the step-up of competition, on the other, it will feature the continuous progress of mobile telephone services and the marked development of the Internet market.
The Group also anticipates a reorganization of investments, the consolidation of its international presence and the repositioning of its core business, with the aim of improving the return on capital invested.
Operations will, therefore, be distinguished by action aimed at retaining the clientele, rationalizing costs and investments and generally recovering efficiency and, as a result, generate a higher level of economic performance and profit than in 1999.
The main operational guidelines will therefore be as follows:

- to define suitable pricing policies and to improve the range of services offered, which are to be spread by means of appropriate sales policies;
- to significantly reduce productive and structural costs;
- to extend the offering of high-speed services by integrating the conventional networks with ADSL technology, with particular reference to the "small business" segment and service providers; in particular, the spread of this technology will make it possible to transmit audio, video and data signals in digital format at very high speed, using conventional links and resulting in the optimization of the price/performance ratio, to the advantage of the clientele.
- to create a mobile network using UMTS technology so that the service can subsequently be offered both on a national scale, through TIM, and in an international context through foreign subsidiaries;
- to integrate Tin.it and Seat, thus creating a leading company in the market of Internet access and an integrated "business to business" platform of European value;
- to create a "information pool" which, apart from Finsiel, Telesoft and Sodalia, will include the running and development of the Telecom Italia information systems;
- the real estate demerger project, with the aim of maximizing the value of the real estate properties belonging to the Group;
- to divest activities that are not correlated to the core business of the Group: namely, Teleleasing [the financial details of the sale were defined last February], the insurance activities held through Meie, the installation activities of Sirti and the control of Italtel;
- to develop the Nautilus project with the aim of providing a response to the marked growth in international connectivity in eastern Mediterranean countries;
- to strengthen commitment in the multimedia segment by investing in Stream, given the high level of potential integration with the core business of the Group.

2179

[5.6] TRANSACTIONS BETWEEN TELECOM ITALIA GROUP AND RELATED PARTIES

Pursuant to the disclosure requirements of Consob Communications No. 97001574 of February 20, 1997 and No. 98015375 of February 27, 1998, concerning transactions with related parties – including parent companies, unconsolidated subsidiaries and associated companies, as well as the Parent Company's Directors and the companies in which they hold corporate office or significant responsibility – all such transactions were part of the Group's normal operations and were conducted at standard conditions or in accordance with specific regulatory provisions. The table below provides a breakdown of transactions with such parties:

Statement of income and balance sheet items for the year 1999	Amounts in billions of lire	Nature of transactions
Sales and services revenues	1,078	These comprise mainly the revenues from Seat-Pagine Gialle [Lire 308 billion], Telecom Argentina [Lire 177 billion], Stream [Lire 153 billion] and Lottomatica [Lire 85 billion].
Raw materials and outside services	469	These mainly refer to expenses to Seat-Pagine Gialle [Lire 176 billion], Siemens Telematica [Lire 119 billion] e Siemens Informatica [Lire 73 billion].
Net other [income] expense	50	These mainly relate to cost recoveries for personnel on loan to some foreign subsidiaries and affiliates.
Net financial [income] expense	37	These mainly interest earned on loans made to some foreign subsidiaries and affiliates.
Loans in long-term investments	293	This item refers to capital contributions to joint ventures with Chinese companies and other long-term loans to foreign subsidiaries and affiliates.
Trade accounts receivable	800	These comprise mainly trade accounts receivable of Stream [Lire 215 billion], Seat-Pagine Gialle [Lire 121 billion], Retevision [Lire 60 billion], Telecom Argentina [Lire 58 billion], Telekom Srbija [Lire 48 billion], Golden Lines International [Lire 35 billion], Consorzio Cored [Lire 26 billion] and Madritel [Lire 25 billion].
Trade accounts payable	613	These pertain to supplier relationships connected with investments and operations. In particular, they comprise trade accounts payable to Consorzio Ims [Lire 143 billion], Siemens Informatica [Lire 117 billion], Tecnosistemi [Lire 71 billion], Seat-Pagine Gialle [Lire 63 billion].
Short-term financial assets	221	These include, among other things, receivables from Etec S.A. [Lire 58 billion], Stream [Lire 56 billion] and Telekom Srbija [Lire 37 billion].
Other liabilities	694	These comprise mainly payables to Solpart [Lire 360 billion] and Astrolink [Lire 322 billion] for capital contributions payable.
Investments in fixed and intangible assets	1,238	These mainly consist of acquisitions from Italtel for the period January-October in which the company was consolidated proportionally at 50% [Lire 754 billion], Consorzio Ims [Lire 186 billion], Siemens Informatica [Lire 153 billion].

2180


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF TELECOM ITALIA

6. Management's discussion and analysis of financial condition and result of operations of Telecom Italia

[6.1] RESULTS OF OPERATIONS

Statements of income [*]

[in billions of lire]		1999	1998	Change Amount	%
A. Sales and service revenues		35,856	36,292	[436]	[1.2]
Changes in inventory of contract work in process		[20]	66	[86]	°
Increases in capitalized internal construction costs		26	34	[8]	[23.5]
Operating grants		3	1	2	°
B. Standard production value		35,865	36,393	[528]	[1.5]
Raw materials and outside services	[**]	[14,313]	[13,881]	[432]	3.1
C. Value added		21,552	22,512	[960]	[4,3]
Labor costs	[**]	[6,106]	[6,252]	146	[2.3]
D. Gross operating profit		15,446	16,260	[814]	[5.0]
Depreciation and amortization		[7,766]	[8,404]	638	[7.6]
Other valuation adjustments		[542]	[2,328]	1,786	[76.7]
Provisions to reserves for risks and charges		[156]	[221]	65	[29.4]
Net other income [expense]		126	[265]	391	°
E. Operating income		7,108	5,042	2,066	41.0
Net income from investments		3,327	1,195	2,132	°
Net financial expense		[573]	[595]	22	[3.7]
Value adjustments on financial assets		[295]	[805]	510	[63.4]
F. Income before extraordinary items and taxes		9,567	4,837	4,730	97.8
Net extraordinary income [expense]		[657]	129	[786]	°
G. Income before taxes		8,910	4,966	3,944	79.4
Income taxes for the year		[3,860]	[2,176]	[1,684]	77.4
H. Net income for the year		5,050	2,790	2,260	81.0

[*] The figures of 1998 differ from the published figures due mainly to the presentation of revenues gross of amounts to be paid to other carriers.
[**] Reduced by related cost recoveries.

2182

Results of operations for 1999 showed a net income of Lire 5,050 billion, an increase of Lire 2,260 billion [+81%] over 1998. The net income was affected by a reduction in the depreciation charge for fixed assets, lower writedowns of intangibles, fixed assets and long-term investments [in 1998 writedowns and other costs connected to the *SOCRATE* and *DECT* platforms amounted to Lire 2,098 billion] and an increase in dividends from subsidiaries; the positive effect of such factors was higher than the decrease in gross operating profit caused by growing competition and a consequent reduction in tariffs.

The key figures are analyzed in the following paragraphs:

⏵⏵ *Sales and service revenues,* amounting to Lire 35,856 billion, decreased by 1.2% compared to 1998 [Lire 36,292 billion]. Starting from 1999, revenues are recorded gross of the amount due to other domestic and international TLC operators [Lire 6,321 billion]. The total refers to revenues from services of Lire 34,835 billion and revenues from sales of Lire 1,021 billion [Lire 35,329 billion and Lire 963 billion, respectively, in 1998].
The decrease in service revenues [-1.4%] is attributable to a decrease of 6.4% in revenues from traffic, in spite of an increase of 11.6% in terms of minutes; such trend was negatively affected by the tariff change of January 6, 1999, the discount policies aimed at customer "retention" and the application of new interconnecting rates to traffic to and from the mobile network, which were partly offset by the increases in basic subscription charges [+7.6% due to tariff increases, *ISDN* connections and links with other carriers] and other income.
By way of comparison, had revenues been shown net of the amount due to other carriers [as practiced until December 1998], service revenues would have been Lire 28,514 billion in 1999 and Lire 29,345 billion in 1998, with a reduction of Lire 831 billion [-2.8%].

Revenues from interconnection access charges from the new fixed network carriers were Lire 708 billion [Lire 44 billion in 1998].

⏵⏵ *Raw materials and outside services* of Lire 14,313 billion net of the related cost recoveries, include:

[in billions of lire]	1999	1998	Change %
Direct service costs	2,202	2,189	0.6
Operating costs	2,806	2,789	0.6
Marketing costs	1,907	1,779	7.2
Know-how development costs	321	387	[17.1]
	7,236	7,144	1.3
Amount due to other carriers	6,321	5,984	5.6
TLC operating fees	756	753	0.4
Total	14,313	13,881	3.1

In regard to the changes in costs, the following notes apply:

a] "direct service costs", pertaining to the operation and maintenance of the network, increased by Lire 13 billion due to a higher use of satellite systems and the interconnecting costs to the other operators' networks, partly offset by the savings arising from the ongoing equipment rationalization program, concentrating especially on line installations and public telephony;

2183

b] "operating costs", inclusive of management and maintenance of buildings, vehicles, information systems and equipment, as well as overheads, decreased by Lire 17 billion and include Lire 217 billion of non-recurring costs relating to the take-over bid, the negotiations with Deutsche Telekom [Lire 130 billion] and the adjustments to information systems to ensure the *carrier preselection* and the *number portability* [Lire 87 billion];
c] "marketing costs", inclusive of sales expenses, post-sales assistance, customer relations, advertising and promotion, increased by Lire 128 billion; this increase is due to both expenses [Lire 92 billion] arising from the trade agreements with the Internet Service Providers, both to the advertising costs incurred for the take-over bid [Lire 19 billion];
d] "know-how development costs", comprising training, studies and research and technical consulting services, are down by Lire 66 billion.

The above costs total Lire 7,236 billion for 1999, an increase of 1.3% compared to 1998; excluding the non-recurring costs would be Lire 7,000 billion, a decrease of 2% from 1998;

e] "amounts due to other carriers" increased by Lire 337 billion [Lire 119 billion to mobile carriers, Lire 98 billion to fixed carriers and Lire 107 billion to foreign correspondents] due to the upward trend of the TLC market;
f] "TLC operating fees" increased by Lire 3 billion and referred to the operating fee based on sales revenues [Lire 748 billion] that replaced the license fee as from 1999, and the new fee [Lire 8 billion] for the operation of the *Authority*.

The percentage of outside costs to revenues was 39.9% [39.3%, net of the non-recurring costs] compared to 38.2% in 1998.

⏩ *Labor costs* [net of cost recoveries for employees on loan to subsidiaries and affiliated companies] amounted to Lire 6,106 billion, with a decrease of Lire 146 billion [-2.3%] compared to 1998, and Lire 181 billion [-2.8%] gross of such cost recoveries. This gross change is due to the contrasting effects created, on the one hand, by the reduction in the average number of employees – which dropped from 80,294 in 1998 to 77,184 in 1999 [-3.9%] – and, on the other hand, by the increase in the average per unit cost [Lire 80.1 million compared to Lire 79.2 million in 1998, +1.1%]. The increase in the average per unit cost has been affected by the carrying forward of the collective bargaining agreements, the adjustment to the reserve for employee termination indemnities and seniority and career increases, that were partly offset by the reduction in overtime and INPS social security contribution rates.
The percentage of labor costs to revenues dropped from 17.2% in 1998 to 17% in 1999.

⏩ *Gross operating profit* of Lire 15,446 billion decreased by Lire 814 billion compared to 1998 [-5%] due to a reduction in service revenues. The percentage of gross operating profit to sales and service revenues is lower than in 1998 [43.1% compared to 44.8%]. Such percentage, calculated on the basis of revenues net of the amount due to other TLC carriers – as practiced until 1998 – dropped from 53.6% in 1998 to 52.3% in 1999.

⏩ *Depreciation and amortization*, totaling Lire 7,766 billion, decreased by Lire 638 billion compared to 1998. This item comprises Lire 1,253 billion in amortization of intangible assets and Lire 6,513 billion in depreciation of fixed assets.
"Amortization of intangible assets" increased by Lire 73 billion, due to the software investments which became amortizable during the year.

2184

"Depreciation of fixed assets" decreased by Lire 711 billion; this change derives from a reduction in the amount of depreciable assets, the change in the mix of depreciable assets and lower depreciation of *DECT* and *SOCRATE* assets that were written down in the 1998 financial statements and the adjustment of depreciation relating to the copper network, whose the useful life was extended because of the introduction of *ADSL* technology, and the switching and transmission equipment, whose useful life was reduced because of the increase of the software assets included in such equipment. Such adjustment caused positive effects of approximately Lire 300 billion.

▸▸ *Other valuation adjustments,* amounting to Lire 542 billion, decreased by Lire 1,786 billion compared to 1998 essentially due to the writedowns of the *DECT* and *SOCRATE* platforms made in the 1998 financial statements [Lire 1,834 billion] and referred to:

a] "writedowns of accounts receivables", amounting to Lire 399 billion [Lire 494 billion in 1998], made in order to reduce accounts receivables to their estimated realizable value;

b] "writedowns of intangibles and fixed assets", amounting to Lire 143 billion, which reflect the permanent reduction in the value of public telephony installations, amounting to Lire 93 billion, and writedowns of the residual amount of installations and software related to the *DECT* platform, amounting to Lire 50 billion.

▸▸ *Provisions to reserves for risks and charges,* amounting to Lire 156 billion, refer mainly to adjustments to the "reserve for litigation" [Lire 40 billion] for third party controversies and charges [Lire 96 billion] deriving from the indications supplied, at the end of February 2000, by the Authority for the 1999 interconnecting rates. The reduction of Lire 65 billion compared to 1998 is mainly attributable to the provisions made in the previous year for charges related to the *SOCRATE* and *DECT* platforms.

▸▸ *Net other income [expense],* amounting to an income balance of Lire 126 billion [–Lire 265 billion in 1998], represents the difference between Lire 640 billion of income and Lire 514 billion of expenses.

"Income" includes mainly late payment fees charged to customers as a result of the late payment of telephone bills of Lire 227 billion [Lire 232 billion in 1998], non-telephone services rendered to TIM of Lire 57 billion [Lire 64 billion in 1998], portions of capital grants attributable to the year of Lire 75 billion [Lire 67 billion in 1998]. "Expense" includes losses on disposals of fixed and intangible assets of Lire 207 billion [Lire 586 billion in 1998], indirect duties and taxes for the year of Lire 134 billion [Lire 139 billion in 1998] and other expenses from normal operations amounting to Lire 173 billion [Lire 282 billion in 1998].

▸▸ *Operating income* amounts to Lire 7,108 billion, an increase of Lire 2,066 billion over 1998 [+41%] essentially due to lower charges related to the fixed capital [amortization and depreciation, capital losses and writedowns]. The ratio of operating income to revenues is 19.8% compared to 13.9% in 1998.

▸▸ *Income from investments* can be analyzed as follows:

[in billions of lire]	1999	1998	Change %
Dividends and tax credits	3,239	1,067	°
Net gains on sales of investments	88	128	[31.2]
Total	3,327	1,195	°

2185

a] dividends and tax credits refer to:
- dividends accruing in the fiscal year relating to holdings in subsidiaries [Lire 1,511 billion] of which Lire 1,401 billion relating to TIM dividends;
- special dividends distributed by SIRTI in December 1999 [Lire 450 billion] and other dividends that have been collected, which are mainly in reference to holdings in foreign companies [Lire 122 billion];
- tax credits for dividends collected [Lire 269 billion] and accruing in the fiscal year [Lire 887 billion]; the latter have been recorded starting from 1999 financial statements as laid down by Italian Accounting Principle No. 25;

b] net gains on sales of investments refer mainly to capital gains on the sale of TIM and of venture capital companies.

⏩ *Net financial expense* [Lire 573 billion] can be analyzed as follows:

[in billions of lire]	1999	1998	Change %
Balance from financial transactions	[632]	[699]	[9.6]
Other net financial income	59	104	[43.3]
Total	[573]	[595]	[3.7]

a] the balance from financial transactions comprises the income [Lire 146 billion] and expense [Lire 778 billion] related to financial receivables and payables making up the net debt position;

b] other net financial income refers to interest income earned on medium/long-term loans [Lire 62 billion] and net gains on exchange [Lire 3 billion].

⏩ *Value adjustments on financial assets* show a negative balance of Lire 295 billion [-Lire 805 billion in 1998] and are almost entirely composed of writedowns on the investments in the subsidiaries TMI - Telemedia International Italia [Lire 87 billion] and Iridium Italia [Lire 77 billion, of which Lire 14 billion is recorded under "reserve for losses of subsidiaries and affiliates"] and the affiliated companies Stream [Lire 112 billion] and TSP [Lire 11 billion].

⏩ *Net extraordinary income [expense]* shows a net expense balance of Lire 657 billion [+Lire 129 billion in 1998] which derives from the difference between income of Lire 71 billion and expenses of Lire 728 billion. The latter mainly comprises the expenses connected with corporate restructuring activities [Lire 246 billion], social security charges pursuant to Law No. 58/92 for equalization with the Telephone Employees Pension Fund - FPT [Lire 364 billion] and charges incurred on the sale of 65% of Stream [Lire 55 billion].

⏩ *Income taxes for the year* amounted to Lire 3,860 billion [Lire 2,176 billion in 1998] and as percentage of income before income taxes are 43.3% in 1999 compared to 43.8% in 1998. The 1999 amount is affected by a significant amount of dividends. Had these items been excluded from the statement of income in 1999 and had no account been taken of the effects of the adoption of the new accounting principles concerning income taxes in 1998, the tax rate would have been 47.7% in 1999 compared to 48% in previous year.

2186

[6.2] FINANCIAL CONDITION

Balance sheets

[in billions of lire]			12/31/1999	12/31/1998	Change
A.	Intangibles fixed assets and long-term investments				
	Intangible assets		2,259	2,230	29
	Fixed assets		36,520	38,741	[2,221]
	Long-term investments				
	• investments and advances on future increases of capital contributions for investments		17,939	14,833	3,106
	• other		1,705	1,694	11
			58,423	57,498	925
B.	Working capital				
	Inventories		233	264	[31]
	Trade accounts receivable		10,460	10,944	[484]
	Other assets		2,923	2,053	870
	Trade accounts payable		[9,313]	[9,985]	672
	Reserves for risks and charges		[1,242]	[1,515]	273
	Other liabilities		[7,676]	[8,763]	1,087
			[4,615]	[7,002]	2,387
C.	Invested capital, net of operating liabilities	[A+B]	53,808	50,496	3,312
D.	Reserve for employees termination indemnities		[2,163]	[2,017]	[146]
E.	Invested capital, net of operating liabilities and reserve for for employee termination indemnities	[C+D]	51,645	48,479	3,166
	Financed by:				
F.	Stockholder's equity				
	Share capital paid-in		7,426	7,421	5
	Reserves and retained earnings		23,101	22,340	761
	Net income for the year		5,050	2,790	2,260
			35,577	32,551	3,026
G.	Medium/long-term debt		8,220	8,801	[581]
H.	Net short-term borrowings				
	• short-term borrowings		10,028	9,205	823
	• liquid assets and short-term financial assets		[2,297]	[2,256]	[41]
	• financial accrued expense [income] and deferred expense [income], net		117	178	[61]
			7,848	7,127	721
		[G+H]	16,068	15,928	140
I.	Total	[F+G+H]	51,645	48,479	3,166

2187

The balance sheet shows net invested capital of Lire 51,645 billion [Lire 48,479 billion at December 31, 1998], of which 68.9% is financed by stockholders' equity and 31.1% by net borrowings.

▸▸ As far as *intangibles, fixed assets and long-term investments* are concerned, the following should be mentioned:

a] "intangible assets" amounted to Lire 2,259 billion, up by Lire 29 billion compared to December 31, 1998, and represent the difference between additions [Lire 1,352 billion], the amortization charge [Lire 1,253 billion] and retirements [Lire 70 billion] during the year;

b] "fixed assets" of Lire 36,520 billion decreased by Lire 2,221 billion from December 31, 1998 and represent the difference between additions [Lire 4,574 billion], the depreciation charge [Lire 6,513 billion], disposals net of reutilizations [Lire 145 billion] and writedowns of public telephony and *DECT* installations [Lire 137 billion] made during the year;

c] "long-term investments" amounted to Lire 19,644 billion, up by Lire 3,117 billion compared to December 31, 1998. This increase represents mainly the difference between:
- new investments of Lire 3,973 billion, primarily due to loans for the future capital increases of Stet International Netherlands [Lire 1,676 billion] and Stet Mobile Holding [Lire 568 billion] directed to the acquisition of foreign holdings, mainly in Spain and Latin America, the recapitalization and increase in share capital of Stream [Lire 409 billion], the establishment of Path.Net [Lire 50 billion] and, the acquisition, within the scope of the Italtel-Siemens deal, of a 50% stake in Telsi [Lire 794 billion];
- writedowns of holdings amounting to Lire 414 billion, mainly pertaining to Stream [Lire 251 billion, of which Lire 139 billion is already covered by a specific reserve existing at December 31, 1998], TMI - Telemedia International Italia [Lire 87 billion] and Iridium Italia [Lire 63 billion];
- repayment of loans amounting to Lire 271 billion;
- sale of investments for a total of Lire 197 billion, mainly comprising the sale of 65% of Stream [Lire 130 billion].

▸▸ *Working capital* showed a negative figure of Lire 4,615 billion [Lire 7,002 billion at December 31, 1998], thus representing, as it does traditionally, a source of operating cash flow. In detail:

a] "trade accounts receivable", net of the related allowance account [Lire 728 billion], amounted to Lire 10,460 billion and decreased by Lire 484 billion compared to December 31, 1998;

b] "other assets" amounted to Lire 2,923 billion and increased by Lire 870 billion compared to December 31, 1998. They essentially refer to accrued 1999 dividends from subsidiaries [Lire 1,511 billion], receivables from employees [Lire 143 billion], deferred tax assets net of the reserve for deferred tax liabilities [Lire 345 billion], customer payments in transit with banks and the postal system [Lire 340 billion], receivables from subsidiaries [Lire 181 billion], receivables from trading in stock [Lire 119 billion], principally in TIM stock, and commercial accrued income and prepaid expenses [Lire 19 billion];

c] "trade accounts payable" amounted to Lire 9,313 billion, with decrease of Lire 672 billion compared to December 31, 1998 that was especially due to lower expenditures

for installation investments; they include Lire 1,129 billion due to other national and international telecommunications operators;

d] "reserves for risks and charges" of Lire 1,242 billion decreased by Lire 273 billion compared to December 31, 1998. They include the "reserve for taxes" [Lire 254 billion], the "reserve for capital grants" [Lire 285 billion], the "reserve for litigation" [Lire 258 billion], the "reserve for contractual risks and other risks" [Lire 396 billion], and the "reserve for losses of subsidiaries and affiliates" [Lire 49 billion];

e] "other liabilities" amounting to Lire 7,676 billion decreased by Lire 1,087 billion compared to December 31, 1998. They mainly comprise employee-related payables [Lire 732 billion], contributions to pension and social security institutions [Lire 1,709 billion], amounts owed to customers [Lire 2,363 billion], payables related to TLC operating fees [Lire 803 billion], taxes payable [Lire 929 billion] and commercial accrued expenses and deferred income [Lire 779 billion].

›› *Stockholders' equity* at December 31, 1999 amounted to Lire 35,577 billion and increased from December 31, 1998 by Lire 3,026 billion, which represents the balance of net income for the year [Lire 5,050 billion], the portion of capital grants that became available [Lire 33 billion transferred from "reserves for risks and charges" to "reserves"], the increase in "share capital" [Lire 5 billion] and in "additional-paid in capital" [Lire 59 billion] from the stock option plan approved by the Extraordinary Stockholders' Meeting held on December 15, 1998, and dividends related to fiscal year 1998 [Lire 2,121 billion].

›› *Net debt* of Lire 16,068 billion increased by Lire 140 billion from December 31, 1998. Starting from the 1999 financial statements, net debt also comprises financial accrued expense [income] and deferred expense [income], net amounting to Lire 117 billion [Lire 178 billion at December 31, 1998]. Gross indebtedness amounts to Lire 18,248 billion, compared to Lire 18,006 billion at December 31, 1998 and, as from 1999, comprises liabilities to financial institutions for interest expense accrued in 1999 and settled in January 2000. 1998 figures have been reclassified to conform with the 1999 presentation.

An analysis based on maturity is given in the following table:

					12/31/1999		12/31/1998	
[in billions of lire]	ITL	%	Foreign Currency	%	Total	%	Total	%
Medium/long-term debt	7,170	43	1,050	75	8,220	45	8,801	49
Short-term debt	9,682	57	346	25	10,028	55	9,205	51
Total	16,852	100	1,396	100	18,248	100	18.006	100

The average maturity for medium/long-term debt is 5.1 years.

A breakdown of foreign currency debt is as follows:

	Foreign Currency [in millions]		Billions of lire	
	12/31/1999	12/31/1998	12/31/1999	12/31/1998
USD	150	201	288	346
Euro-zone currencies	167	225	323	436
GBP	258	56	775	167
YEN	992	992	10	10
Total			1,396	959

A breakdown of gross debt based on interest rates is given below:

	12/31/1999			12/31/1998
[in billions of lire]	ITL	Currency [equivalent in lire]	Total	Lire
Up to 2.5%	3,035	=	3,035	918
From 2.5% to 5%	10,877	884	11,761	12,522
From 5% to 7.5%	1,878	472	2,350	2,710
From 7.5% to 10%	1,045	40	1,085	1,373
Over 10%	17	=	17	483
Total	16,852	1,396	18,248	18,006

The largest amount of gross debt falls in the range of interest rates up to 5% and includes loans made by various banking institutions with the interest of 3% being subsidized by the Ministry of the Treasury [under Law No. 67 dated March 11, 1988], and also part of loans made with EIB funds and short-term borrowings.
The range of interest rates from 5% to 7.5% includes loans from the Cassa Depositi e Prestiti [under Law No. 887 dated December 22, 1984].

[6.3] FINANCIAL PERFORMANCE

Statements of cash flows

[in billions of lire]			1999	1998
A.	Net short-term borrowings		[7,127]	[4,733]
B.	Cash flows - operating activities			
	Net income for the year		5,050	2,790
	Depreciation and amortization		7,766	8,404
	[Gains] losses on sales of intangibles, fixed assets and long-term investments		175	426
	[Upward adjustments] writedowns of intangibles and fixed assets		416	2,480
	Change in working capital	[*]	[2,350]	[773]
	Net change in reserve for employee termination indemnities		146	169
			11,203	13,496
C.	Cash flows - investing activities			
	Intangibles, fixed assets and long-term investments:			
	• intangible assets		[1,352]	[1,522]
	• fixed assets		[4,574]	[6,756]
	• long-term investments		[3,973]	[5,782]
	Proceeds from sale, or redemption value, of intangible assets, fixed assets and long-term investments		507	467
			[9,392]	[13,593]
D.	Cash flow - financing activities			
	New borrowings		1,138	1,645
	Capital contributions		64	=
	Capital grants		114	91
	Debt repayment		[209]	[607]
	Change in medium-long term debt due within one year		[1,518]	[1,973]
			[411]	[844]
E.	Dividends		[2,121]	[1,453]
F.	Cash flows for the fiscal year	[B+C+D+E]	[721]	[2,394]
G.	Net short-term borrowings at end of year	[A+F]	[7,848]	[7,127]

[*] The difference with respect to the "balance sheet" is due to entries affecting working capital. They refer to changes in capital grants, the use of the reserve for losses of subsidiaries and affiliates, the adjustment of medium/long-term debt expressed in the euro-zone currencies to the fixed euro exchange rates [for 1998], and the adjustment of receivables recorded in long-term investments and medium/long-term debt to the year-end exchange rates [for 1999].

In 1999 net cash outflows amounted to Lire 721 billion, with a corresponding increase in net short-term borrowings, which at December 31, 1999 totaled Lire 7,848 billion [Lire 7,127 billion at December 31, 1998].
This change is due to cash flows provided by operating activities [Lire 11,203 billion] which almost entirely financed investing and financing activities as well as dividends.
Investments totaled Lire 9,899 billion [Lire 14,060 billion in 1998]. These refer to industrial investments of Lire 5,926 billion [Lire 8,278 billion in 1998], aimed at the modernization and expansion of the technological infrastructures related to the telecommunications services which decreased mainly in the installation business after abandoning the *SOCRATE* and *DECT* platform projects, decided in the end of 1998, and the completion of the urban switching numbering process and a greater selectivity in network investments.

2191

[6.4] RESULTS OF OPERATIONS, FINANCIAL CONDITION AND PERFORMANCE EXPRESSED IN EUROS

Statements of income [*]

[in millions of euros]			1999	1998
A.	Sales and service revenues		18,518	18,743
	Changes in inventory of contract work in process		[10]	34
	Increases in capitalized internal construction costs		13	18
	Operating grants		2	=
B.	Standard production value		18,523	18,795
	Raw materials and outside services	[**]	[7,392]	[7,169]
C.	Value added		11,131	11,626
	Labor costs	[**]	[3,153]	[3,229]
D.	Gross operating profit		7,978	8,397
	Depreciation and amortization		[4,011]	[4,340]
	Other valuation adjustments		[280]	[1,202]
	Provisions to reserves for risks and charges		[81]	[114]
	Net other income [expense]		65	[137]
E.	Operating income		3,671	2,604
	Net income from investments		1,718	617
	Net financial expense		[296]	[307]
	Value adjustments on financial assets		[152]	[416]
F.	Income before extraordinary itemsand taxes		4,941	2,498
	Net extraordinary income [expense]		[340]	67
G.	Income before taxes		4,601	2,565
	Income taxes for the year		[1,993]	[1,124]
H.	Net income for the year		2,608	1,441

[*] The figures of 1998 differ from the published figures due mainly to the presentation of revenues gross of amounts to be paid to other carriers.
[**] Reduced by related cost recoveries.

2192

Balance sheets

[in millions of euros]			12/31/1999	12/31/1998
A.	Intangibles, fixed assets and long-term investments			
	Intangible assets		1,166	1,152
	Fixed assets		18,861	20,008
	Long-term investments			
	• investments and advances on future increases of capital contributions for investments		9,265	7,661
	• other		880	875
			30,172	29,696
B.	Working capital			
	Inventories		120	136
	Trade accounts receivable		5,402	5,652
	Other assets		1,510	1,060
	Trade accounts payable		[4,810]	[5,157]
	Reserves for risks and charges		[641]	[782]
	Other liabilities		[3,964]	[4,526]
			[2,383]	[3,617]
C.	Invested capital, net of operating liabilities	[A+B]	27,789	26,079
D.	Reserve for employee termination indemnities		[1,117]	[1,042]
E.	Invested capital, net of operating liabilities and reserve for employee termination indemnities	[C+D]	26,672	25,037
	Financed by:			
F.	Stockholder's equity			
	Share capital paid-in		3,835	3,833
	Reserves and retained earnings		11,931	11,537
	Net income for the year		2,608	1,441
			18,374	16,811
G.	Medium/long-term debt		4,245	4,545
H.	Net short-term borrowings			
	• short-term borrowings		5,179	4,754
	• liquid assets and short-term financial assets		[1,186]	[1,165]
	• financial accrued expense [income] and deferred expense [income], net		60	92
			4,053	3,681
		[G+H]	8,298	8,226
I.	Total	[F+G+H]	26,672	25,037

2193

Statements of cash flows

[in millions of euros]			1999	1998
A.	Net short-term borrowings		[3,681]	[2,444]
B.	Cash flows - operating activities			
	Net income for the year		2,608	1,441
	Depreciation and amortization		4,011	4,340
	[Gains] losses on sales of intangibles, fixed assets and long-term investments		90	220
	[Upward adjustments] writedowns of intangibles and fixed assets		215	1,281
	Change in working capital	[*]	[1,214]	[399]
	Net change in reserve for employee termination indemnities		75	87
			5,785	6,970
C.	Cash flows - investing activities			
	Intangibles, fixed assets and long-term investments:			
	• intangible assets		[698]	[786]
	• fixed assets		[2,362]	[3,489]
	• long-term investments		[2,052]	[2,986]
	Proceeds from sale, or redemption value, of intangible assets, fixed assets and long-term investments		262	241
			[4,850]	[7,020]
D.	Cash flow – financing activities			
	New borrowings		588	849
	Capital contributions		33	=
	Capital grants		59	47
	Debt repayment		[108]	[314]
	Change in medium-long term debt due within one year		[784]	[1,019]
			[212]	[437]
E.	Dividends		[1,095]	[750]
F.	*Cash flows for the fiscal year*	[B+C+D+E]	[372]	[1,237]
G.	Net short-term borrowings at end of year	[A+F]	[4,053]	[3,681]

[*] The difference with respect to the "balance sheet" is due to entries affecting working capital. They refer to changes in capital grants, the use of the reserve for losses of subsidiaries and affiliates, the adjustment of medium/long-term debt expressed in the euro-zone currencies to the fixed euro exchange rates [for 1998], and the adjustment of receivables recorded in long-term investments and medium/long-term debt to the year-end exchange rates [for 1999].

2194

[6.5] OUTLOOK FOR 2000

The completion of the liberalization of the basic market and the marked development of the *Internet* market are the main factors on which operations will focus in 2000.
The complete liberalization of services [*carrier selection, carrier preselection, number portability, local loop unbundling*] and the consequent emergence of ever fiercer competition points to a need to apply new policies of retention which will lead to a gradual reduction in the average prices of supplying the services. In addition, customer retention will also be pursued through coverage of the market, which will be achieved by broadening and specializing the various sales channels and the sales force together with suitable policies to innovate and globalize the offering.
As part of its measures to defend and protect its current profitability levels, Telecom Italia S.p.A. intends to take appropriate action to recover productivity as well as activating policies to spread the *ISDN* and TD services as part of the continuous expansion of its *Internet* services. Particularly with reference to this business area, the company has set itself the following objectives:

- to increase the level of penetration in the domestic sphere;
- to develop the process of internationalization.

Action directed at the residential clientele can be summarized in terms of new offerings of access, both on traditional lines [RTG], by developing services and products with the aim of limiting the intention to switch, and by means of *ISDN* "super-lines" which, in addition to the advantages of having two lines in one, makes it possible to activate appropriate services which will be proposed in a goal-oriented way to the target group of clientele selected.
With regard to defending market shares and promoting the migration of phone to data services, action aimed at Top and Business clientele includes suitable offers concerning phone services [strengthening the platform of outbound, inbound and innovative services], data [strengthening the offerings of Direct Circuits, extending the RING solution and providing incentives for VAS] and, finally, incentives.
In actual fact, the integration between *ADSL* and *ATM* technologies, on which the commercial offering is based, aims to transform the conventional telephone network into a data network that is compatible with voice services, thus extending the potential of high-speed information exchange.
As far as the international offering is concerned, discounts will be offered to certain segments of the clientele and on global offerings, to protect traffic volumes. At the same time, agreements with the clientele will take account of the sections of traffic served, the duration of the contract and volumes, with the aim of maximizing the results of international traffic.
The most significant drivers of the evolution of the national and international network will insist mainly on transforming the voice market [migration towards mobile services, developing interconnection traffic] and on developing the Internet market within a framework of competition on the national and international market and bearing in mind the other hurdles/opportunities that the regulations will define.
Finally, with reference to the technological aspects, the new network architecture will have to ensure:

- the effective collection of Internet *dial-up traffic*;
- the development of *broadband* access;
- the creation of an integrated voice-data *backbone*;
- the extension of the international network with the start-up of projects in Europe, the Mediterranean area, the North Atlantic and South America.

2195

[6.6] TRANSACTIONS BETWEEN TELECOM ITALIA AND RELATED PARTIES

Pursuant to the disclosure requirements of Article 2428 of the Italian Civil Code and Consob communications No. 97001574 of February 20, 1997 and No. 98015375 of February 27, 1998, concerning transactions with related parties – including parent companies, subsidiaries and associated companies, as well as Telecom Italia's Directors and the companies in which they hold corporate office or significant responsibility – all such transactions were part Telecom Italia's normal operations and were conducted at standard conditions or in accordance with specific regulatory provisions. With reference to article 2428 of the Italian Civil Code, the following transactions are reported:

Statement of income and balance sheet items for 1999	Amounts in billions of lire	*Nature of transaction*
Sales and service revenues	2,882	This item refers to revenues from telecommunications services as well as revenues connected with the mobile-fixed *access charge* and rental of lines acquired by TIM. Also included are revenues from services connected to contracts with Seat Pagine Gialle and the management fee from Telecom Argentina.
Raw materials and outside services	4,901	This item refers to acquisitions from subsidiaries and affiliates and other related parties [in particular from Sirti, Finsiel, Teleleasing, Italtel, TIM, Cselt, Siemens Informatica, Telesoft, Scuola Superiore Guglielmo Reiss Romoli and Seat Pagine Gialle] mainly for leasing installments, equipment maintenance, software, personnel training and directory printing, as well as the amounts due to TIM for its share of services invoiced by Telecom Italia.
Other income [expense]	102	Income connected to miscellaneous services rendered to subsidiaries and affiliates, including outsourcing services rendered to TIM.
Financial income [expense]	2,077	This item mainly comprises dividends and the interest accrued on current accounts held for purposes of centralized cash management.
Trade accounts receivable	1,053	These are mainly items connected with telecommunications services rendered.
Other assets	198	These essentially comprise receivables relating to the Group's VAT procedure.
Trade accounts payable	3,148	Essentially, these are the supplier transactions connected with normal investments and operations, in particular from Sirti, Consorzio Cored, Telesoft, Italtel and Siemens Informatica, as well as the amounts due to TIM for its share of services invoiced by Telecom Italia.
Other liabilities	156	This item refers to the amount payable in connection with the Group's VAT procedure and deferred income from TIM.
Long-term loans receivable	1,300	Loans granted to Teleleasing, Bitel and Telespazio subsidiaries.
Net short-term financial liabilities	1,201	This item mainly regards transactions current accounts held for purposes of centralized cash management.
Investments in fixed and intangible assets	2,318	These are mainly the acquisitions from Italtel [exchanges], Sirti and Consorzio I.M.S. [line equipment], Telesoft and Finsiel [software projects], Siemens Informatica [hardware].

2196

7. Significant events subsequent to December 31, 1999

Tin.it - Seat Pagine Gialle

On March 15, the Board of Directors approved the process to merge TIN.IT and Seat Pagine Gialle. The new company will be the Italian leader in *Internet* access, portals and in collecting advertising, both online and for telephone directories, and will be the only operator in Europe present along the entire chain of value for Internet, thanks also to an integrated "business to business" platform which is unique on the continent.
The deal initially calls for the creation of a new company TIN.IT S.p.A., 100% owned by Telecom Italia and consisting of the operations of TIN, the investment by Telespazio in Viasat, the "content management" division of Saritel and the management of the telephone directories. Later, 8% of TIN.IT S.p.A. will be exchanged for Seat stock issued in favor of Telecom Italia's shareholders. Lastly, TIN.IT will be merged in Seat by summer; Telecom Italia's stake in Seat will rise to 64%.
A joint venture between Seat and TIM will then be set up to take advantage of the potential of e-commerce and content and services offered using WAP and *UMTS* platforms, as well as a publishing deal with De Agostini to enhance the editorial content on the Internet platforms of Seat-TIN.IT.

Commercial agreements for Internet services

With a view to developing Internet services, especially in e-banking, Telecom Italia concluded a series of agreements with some of the major banks in Italy, including: Banca Popolare di Milano, Banca Popolare di Vicenza, Banca Nazionale del Lavoro, Banca di Roma, Banca Popolare di Verona, Banca Intesa. The agreement with the last company provides for an integrated offer of IBM hardware and access to *Internet* through Tin.it.
Telecom Italia then reached an understanding with Cartasi for the integrated offer of a new and secure credit card to make purchases through *Internet* and Tin.it's "E-Vai" package for Web access.
Lastly, agreements were concluded with Assicurazioni Generali to realize a broadband multi-service online network which will link management with the more than 800 agencies, and with "Il Sole - 24 Ore" to develop "trading online" in e-banking services.

2197

Buyback of savings shares

On January 14, 2000 the ordinary shareholders' meeting authorized the voluntary irrevocable public offer of purchase of 742,615,722 savings shares, equal to 10% of total share capital and 34.28% of savings capital, at a price per share of Euros 6.5 for a maximum total of approximately Euros 4.8 billion.
The offer is open from February 17, 2000 to March 17, 2000 and was promoted in Italy and the United States where it was registered as an "issuer tender offer" under the Securities Exchange Act of 1934. To comply with United States law and in order to guarantee equal treatment for all shareholders, wherever they reside, acceptance of the offer may be cancelled at any time up to the end of the offer.
The collection of the acceptances of the offer, as well as any cancellations, were carried out, for the first time for an offer not involving the total number of shares, on the online stock market.
The offer ended with only 1,793,820 shares tendered, which were entirely retired against payment on March 24, 2000.
Furthermore, the ordinary shareholders' meeting of January 14, 2000, which authorized the offer, decided that if the number of shares accepting the offer was below the number of shares indicated in the offer, the shares would continue to be purchased, up to and not after nine months from the end of the offer [and, in any case by a maximum of 18 months from January 14, 2000] up to a maximum equal to the difference between the maximum number of 742,615,722 and the lower number of shares accepting the offer, through the purchase orders on the online stock market at the same price of Euros 6.5 per share.

Abolishment of the Telephone Employees Pension Fund

Pursuant to the provisions of art. 41 of Law No. 488 of December 23, 1999 [the 2000 Finance Bill], starting from January 1, 2000 the "Fondo di previdenza per il personale addetto ai pubblici servizi di telefonia" [FPT] or Telephone Employees Pension Fund was abolished. From that date, those holding positions in this fund will be registered in the obligatory general insurance fund, with separate accounting in the "Employees pension fund", and the rules of the abolished fund will continue to be applied.
For the additional financial requirements necessary under specific FPT rules, an extraordinary contribution to INPS has been decided for the three years 2000-2002 amounting in total to Lire 150 billion, to be charged to the companies which have employees registered in the abolished fund. Telecom Italia Group's share will be charged on the accrual basis over the three year period.

UMTS

The Telecommunications Authority has an inquiry pending for the revision of the current mobile radio agreements. To this end, TIM has maintained that it has the right to start the service in Italy using *UMTS* numbering technology without taking part in the bids since the current agreement states that TIM is the holder of "public mobile radio services for numerical communication, regardless of the technologies used".
In March, the associated company Retevision Movil which operates on the Spanish mobile radio market under the brand name of Amena was awarded the *UMTS* license.

2198

Italtel

On February 9, at the Ministry of Labor, an agreement was reached for the corporate restructuring plan of Italtel which calls for a reduction in the current workforce by about 1,200 units and the recruitment of new technical-professional job figures in the three-year period 2000-2002. The first stage of the plan provides for lay-offs and the use of unemployment programs for 641 units starting from March 1, 2000.

Sirti

On February 10, 2000, the partial demerger of Sirti S.p.A. became effective, authorized by the resolution passed by the extraordinary shareholders' meeting on December 15, 1999, with the consequent transfer of its real estate properties and related assets to a newly formed company called IMMSI S.p.A.. The new company was listed on the stock exchange from February 11, 2000; Sirti shares were listed "ex demerger" from that date.

Teleleasing

In the first months of 2000, an agreement was reached for the sale of a 60% interest in Teleleasing, subsequent to which Mediobanca will hold the majority stake with 80%, while Telecom Italia's interest will fall to 20%.

Iridium

At the end of March, Iridium Llc. appealed to the bankruptcy court of New York to be permitted to cease wireless communication services via satellite for its 55 thousand customers. The decision was made in light of the impossibility of finding a buyer for the network of 66 dedicated satellites. The service will still be provided for several months to specific customers [including a scientific expedition at the North Pole] who are using the network in remote parts of the world. The company is waiting for the sentence to be handed down by the American judge to move from the receivership to the full wind-up of the company.

Brazil

On January 31, 2000, Tele Centro Sul Participacoes [TCS], a company in which Telecom Italia has an indirect interest through Stet International Netherlands of 19.6%, made an offer to purchase 100% of Tele Brasil Sul [TBS], a holding company which owns 31.5% of the total share capital of Companhia Riograndense de Telecomunicacoes [CRT].

The TCS offer turned out to be the only offer in a process which, pursuant to what was agreed with ANATEL, the Brazilian regulator agency, set February 4 as the last date by which Telefonica, CRT's majority shareholder, should have sold its holding because of incompatibility with its position as a majority shareholder in Telesp, the telephone operator in the state of San Paolo.

Telefonica, which in the meantime had refused the TCS offer considering it inadequate, appealed ANATEL's decision in the Federal Courts. At this time it is not possible to determine either the timing or the outcome of this action.

Corporate reorganization plan

On March 28, 2000, an agreement was reached with the unions concerning the development and reorganization of Telecom Italia. The agreement will allow the Company to reach pre-fixed objectives in terms of employee cutbacks [confirmed in about 13,000] and operating cost reductions. Telecom Italia will thus be in a stronger and more efficient position to face a market characterized by extremely rapid evolution and growing competition.
The reorganization will include, in the three-year period 2000-2002, the Network and Market Italy areas and the staff functions. The reorganization will involve unemployment compensation programs under ex Law 223/1991 for 5,300 units, layoffs for 2,200 units, intercompany job transfers for 1,000 units, solidarity contracts and work hours flexibility for 600 units. The company also confirmed the total number of employee cutbacks for which, in addition to the above-described programs, incentive plans will be offered to about 3,000 units and no replacements will be made for staff turnover. Programs to re-train and re-quality staff are also being put into place for specific professional job figures, which will involve about 15,000 units.
The Plan also calls for the hiring of 6,200 persons [2,000 in the Southern Italy] mainly in reference to activities connected to the new economy, customer care and technological evolution.
The agreement is currently being examined by the appropriate corporate functions to put the plan into operation.

2200

8. Other information

[8.1] YEAR 2000

The activities undertaken by Telecom Italia since 1997 to ensure the full compatibility of its computer systems with the year 2000 were concluded within the established time frame and met the quality-related objectives. 100% compatibility of the systems was reached by the end of 1999; 100% functional adaptation had already been achieved at August 31, 1999. Thanks to such actions, there were no significant problems in going into the year 2000.

To this end, Telecom Italia has also completed a process of "independent verification and validation" [IV & V] on 25 of the most crucial software applications. The corresponding analyses involved verifying the software through suppliers, methods and tools that differ from those used during the adaptation phase and their purpose was to obtain conformity of the application to the Year 2000 or, alternatively, to pinpoint any residual nonconformities.

Apart from the Adaptation Plan, a Corporate Contingency Plan was designed consisting of the integrated aggregate of a series of mission oriented plans developed by the single departments and in order to ensure the continuity of the company's "core" processes, minimizing the impact and duration of any disservice caused by the transition to the year 2000. An organization structure was designed under the same plan involving over 3,000 resources to manage the Year 2000 emergency and was integrated by the structures in charge of managing normal emergencies.

During 1999 Telecom Italia worked closely with national and international companies and entities, and actively participated, in particular, in the work of the "Year 2000 Committee" set up by the President of the Council of Ministers to develop the "National Continuity and Year 2000 Emergency Plan", coordinating emergency connections [phone and data] in use by the management unit of the "National Decision Center" set up especially for the purpose in Rome.

In the other major companies of the Group, the actions taken to adapt to the year 2000 continued according to the plans that had previously been decided: product changes, adoption of new versions of market platforms already in use and to be updated, product replacements. The actions taken and concluded within the deadline dates and at the set qualitative levels rendered all systems compatible with the year 2000, thus eliminating any problems associated with the date of transition.

2201

[8.2] THE EURO

In 1999, the Euro Project, the organizational unit designated for the coordination of the activities to introduce the new currency to the entire Telecom Italia Group, developed the Euro Master Plan which defines and plans the actions needed to convert all the corporate processes by January 1, 2002, and which was approved by management in June.

In 1999, work mainly centered on the parallel operations that were begun in 1998 and concluded in 1999. Training is mainly being concentrated on a more complete preparation and development of the "Euro Information" Web site which includes the "Law" section which now has over 100 laws online and the "Document" section which presents the most important studies and research on the Euro. All Telecom Italia Group companies can visit this training site and thus further improve the economies of scale. Lastly, specific training exercises have been set up for the administrative staff of the Parent Company.
External communication projects undertaken during 1999 were numerous and refer to the following:

- issue of prepaid telephone cards which also bear the Euro amount;
- operation of the *Internet* site "Eurolandia" for elementary and middle schools which, during the first months of the year, recorded almost 1,000 average daily visits;
- cooperation by the Telecom Italia and TIM company stores in the "EuroLogo" project;
- direct participation in the Euro Provincial Committees in order to directly monitor the process of introducing the new currency, limited to the nine more representative provinces from the standpoint of diverse economic, social situations, etc..

TIM, Telsy, CSELT and Saritel have arranged to change their systems to convert almost all their accounting processes into Euro by January 1, 2000 and prepare the 2000 financial statements in the new currency.

[8.3] PERFORMANCE OF TIN AND INTERBUSINESS INTERACTIVE SERVICES

As required by the Authority, the accounting principles used to determine the economic values for Telecom Italia Net [TIN] and Interbusiness services are described below. These accounting principles, starting from the year 1996, have been audited by the firm of Arthur Andersen.

▸▸ *Revenues* are stated at market prices for competitive services and at rates established by law for services granted by license and are recorded on the accrual basis. In the case of services provided that imply the use of dedicated access circuits by the final customers, the revenues also include the income from the leasing of such circuits [valued on the basis of the rates defined in the ministerial decrees], with the consequent recording of the same amount under costs.

▸▸ *Direct costs:*

a] *labor costs* represent the cost of personnel who worked to provide such services; the cost includes salary and wages, social security costs, provisions for employee termination indemnities and other sundry costs recorded on the basis of the number of persons in the dedicated operating structures and using cost accounting standards;

2202

b] *network utilization costs* include the cost to use the regulated transport services [usually direct connections] and the cost for the use of the transport of products/services offered in a competitive environment; they are therefore valued, respectively, using the rates by law and the rates applied to all third-party customers, the same as that which occurs in the cost structure of the other carriers in the sector;
c] *other direct costs* [advertising, marketing, service connection, operations and maintenance, etc.] and indirect costs [corporate structure costs supporting the operating lines] are valued using cost accounting standards and applying specific allocation methods.

▸▸ *Depreciation* of fixed assets directly employed in providing the services in question are determined on the basis of the estimated useful lives of the assets of Telecom Italia. Goodwill is amortized on the straight-line method over five years.

▸▸ *Other provisions* refer to provisions to the allowance for doubtful receivables made during the year.

▸▸ *Other income and expense, net,* includes the losses on receivables.

The economic results of interactive services are reported as follows:

[millions of lire]	TIN	Interbusiness
	1999	1999
Revenues	132,926	202,113
Costs	[327,440]	[181,048]
Of which:		
Labor cost	[21,898]	[11,980]
Network utilization costs	[143,564]	[82,642]
Other costs	[161,978]	[86,425]
Gross operating profit	[194,514]	21,065
Depreciation and amortization	[26,046]	[16,839]
Other provisions	[22,147]	-
Other income and expense, net	[17,050]	-
Operating income	[259,757]	4,227

In 1999, **TIN** recorded strong commercial growth. The final number of subscribers is 1,990,000, an increase of 409% compared to 1998.
Despite the marked increase in revenues, the operating income was again negative. A contributory factor was the change in various items of cost deriving from the growth in operations. In particular, the increase in "network utilization costs" is due to the expenses for Intelligent charges and for the international bandwidth; the change in "other costs" is mainly due to the increase in advertising expenditure, while the higher depreciation is the result of the greater amount of assets used for the services. The "other provisions" include the provision to the allowance for doubtful receivables, calculated on the basis of the characteristics of specific clientele, in relation to which action has already been taken to the reduce any uncollectible amounts.
The operational performance of TIN can therefore be particularly appreciated, since it was achieved in a scenario characterized by fierce competitiveness. In fact, during the year, TIN has carried out a huge campaign of communication which has helped to make

2203

potential Internet customers more sensitive, thus stimulating the growth of the Italian Internet market as a whole.
The growing quality offering, in the exploitation of services, has also sustained the increase in brand awareness, laying the foundations for a gradual extension of the offering to other types of service apart from access [namely portals and Web services to small and medium-size companies]. A strong extension of the access network, which now allows 100% of the population to be connected by making a local call, has increased the market potential.

1999 marks a very important year for **Interbusiness**, since, for the first time, the operating result shows an income figure of Lire 4 billion [an operating loss of Lire 14 billion in 1998], net of overheads.
This result has been achieved thanks to the marketing of its offering, which has produced an increase in revenues [+62%] compared to 1998 over and above the total costs [+43%].
While network costs show a rather reasonable increase [+25%], there was a considerable rise in "other costs" [+71%] due to higher international connection costs on the SEA-BONE access. Personnel costs, instead, are more or less in line with 1998.
Depreciation and amortization increased by 32% due to the development of the equipment platform dedicated to the service.
In view of the low risk of uncollectible receivables, also in 1999, no provisions were made to the specific allowance account.

[8.4] EQUITY INVESTMENTS HELD BY DIRECTORS, STATUTORY AUDITORS AND GENERAL MANAGERS

Pursuant to the rules issued by Consob under Resolution No. 11971 on May 14, 1999 for the introduction of Legislative Decree No. 58/1998, the following table presents the equity interests held by the directors, statutory auditors and general managers in the Company and its subsidiaries.

Name		Company	Number of share held at end of prior year	Number of share purchased	Number of share sold	Number of share held at te end of 1999
Board of directors						
Roberto COLANINNO	[1]	Telecom Italia	=	142,000	119,000	23,000
		TIM	25,000	=	25,000	=
Antonio TESONE	[1]	TIM	625	=	=	625
Sergio EREDE		=	=	=	=	=
Angelo BENESSIA		=	=	=	=	=
Enrico BONDI		=	=	=	=	=
Peter A. COHEN		Telecom Italia ord.	=	347,400	197,400	150,000
		Telecom Italia sav.	=	63,400	42,000	21,400
Salvatore DONATO		=	=	=	=	=
Paolo FERRO-LUZZI		=	=	=	=	=
Emilio GNUTTI	[1]	Telecom Italia	=	1,655,000	995,000	660,000
Jeffrey E. LIVINGSTON		=	=	=	=	=
Domenico Giovanni SINISCALCO		Telecom Italia	1,100	=	1,100	=
Joseph M. TUCCI		=	=	=	=	=
Gèrard WORMS		=	=	=	=	=
Berardino LIBONATI	[1]	Telecom Italia	1,000	=	1,000	=
Pier Giusto JAEGER		=	=	=	=	=
Franco BERNABÈ		=	=	=	=	=
Cristiano ANTONELLI		=	=	=	=	=
Gianfranco GUTTY		Telecom Italia	11,000	2,000	11,000	2,000
		TIM	15,000	2,000	10,000	7,000
Lucio IZZO		=	=	=	=	=
Piergaetano MARCHETTI		=	=	=	=	=
Alessandro OVI		Telecom Italia	3,300	=	=	3,300
Luca PAVERI FONTANA		=	=	=	=	=
Alessandro PROFUMO	[1]	Telecom Italia	1,100	=	1,100	=
Vittorio SERAFINO		Telecom Italia	1,100	=	1,100	=
Gustavo VISENTINI		=	=	=	=	=
Board of statutory auditors						
Ugo LA CAVA		=	=	=	=	=
Piero ADONNINO		Telecom Italia	1,100	=	=	1,100
			[1] 1,100	[1] 1,000	2,100	=
Mario BOIDI		=	=	=	=	=
Fabrizio QUARTA		=	=	=	=	=
Gianfranco ZANDA		=	=	=	=	=
Ugo BRAICO	[2]	Telecom Italia	1,100	=	1,100	=
General managers						
Francesco DE LEO		=	=	=	=	=
Fulvio CONTI		=	=	=	=	
Massimo SARMI		=	=	=	=	=

[1] Shares not held directly.
[2] Resigned on June 28, 1999.

2205

9. Glossary

Access Charge
Charge paid by an operator owning a public TLC network for the use of another public TLC network.

ADSL
Asymmetric Digital Subscriber Loop. Technology that enables the transmission of broad bandwidth signals [2-8 Mbit/s] over the normal telephone's twisted pairwire.

ATM
Asynchronous Transfer Mode. Technique for the transfer of information for the integrated supply of data, voice and image services, based on a dynamic allocation of the transmission and switching resources.

Authority
Board entrusted with regulatory functions, legally distinct and functionally independent of the TLC organizations.

Back-bone
The ridge of the network.

Band
Range of frequencies that can be transmitted by a channel. Term also used to indicate the range of frequencies occupied by a transmission.

BRA
Basic Rate Access. Basic access to the 144 Kbit/s ISDN network, composed of two telephone channels and one data access.

Call center
A company's customer service system to which calls are made by customers for commercial, technical and administrative request, and from which calls are made for telemarketing, market research activities, etc.

Call set up
The "call set up" model involves the application of a fixed initial charge to a communication regardless of its duration, plus a charge per second calculated on the actual communication time "t".

Channel
Part of a communication system that links a source to one or more destinations. Also called circuit, line, link or path. The term "channel rate" is used to indicate the maximum transmission rate that can be used on a given channel.

Contribution for TLC activities
Annual charge that TLC service providers are obliged to pay to the concession-issuing board, corresponding to an amount established by current law and calculated on all the gross income from the services under concession.

Carrier
Company that provides physical connections.

Carrier selection
Service that enables the customer to choose a *long distance* operator other than the pre-established service provider.

2206

DECT
Digital European Cordless Telecommunications. Standard for cordless and wireless communications for voice and data transmission, for applications in the private and public sectors.

Dial-up
Direct link to Internet using modems or normal telephone and ISDN lines made possible by applications developed on the two protocols, SLIP [Serial line Internet protocol] and PPP [point-to-point protocol].

Easy access carrier selection
Method for selecting the long distance operator each time a call is made by means of a specific code that is input before the national or international telephone number.

E-mail
Electronic mail.

Equal access carrier selection [or carrier pre-selection]
Method for permanently selecting a different long distance operator from the one selected by the access operator, by means of a pre-selection process.

Flexible network
Network architecture for direct numerical circuits that, through advanced routing reconfiguration functions, enables excellent levels of reliability and optimization in the allocation of the plant engineering resources.

Frame Relay
International standard for data transfer services that ensures excellent performance in terms of transmission rate and low transit times.

Gateway
System providing an interface between the network and the services offered at national level with the rest of the world.

GSM
Global System for Mobile communications. Digital system for mobile radio connections developed at European level and operating on the 900 MHz. bandwidth.

HDSL
High bit-rate Digital Subscriber Line, is a system that augments the capacity of copper networks to provide connections at 2 Mbit/s, thus making it possible to reduce the time required to supply the service, thanks to being able to avoid resorting to signal re-generation equipment in the section between the exchange and the user.

Infomobility
A set of systems and services made available to private and business customers in the world of vehicle traffic to meet their safety and information needs.

Intelligent costing
Intelligent network services that enable customers to share the cost of the traffic in pre-arranged proportions between the caller and the called party [e.g. Toll-free and shared charges].

Intelligent network
Network architecture integrated with the telephone network which, thanks to interaction with centralized databases, enables advanced services to be implemented and made available.

Internet
The most famous data network in the world. Initially used by the American government as a network for the Ministry of Defense, Internet has developed as an interconnected set of networks based on different construction technologies [LAN, WAN, data networks, voice networks] and managed by different bodies, but all using the IP protocol.

2207

IP [Internet Protocol]
This is the data transfer method [or protocol] used in Internet.

ISDN
Integrated Services Digital Network. A numerical integrated services network that enables multimedial communications [voice, data, animated text and images], accessible at a rate of 128 Kbit/s [2 channels at 64 Kbit/s - standard access] and 2 Mbit/s [primary access]. The particular feature of the ISDN service is that it provides numerical user-to-user connectivity. The ISDN network incorporates functions that enable high-capacity and broadband multiple service accesses, evolving towards an integrated numerical network also in the broadband services.

Number portability
The opportunity to use one's own telephone number regardless of the operator chosen or the place of residence.

Open Network Provision [ONP]
Conditions for accessing and using the public providers' network and TLC services open to all users with the same technical and usage methods.

Portal
An Internet interface with the Web that has the aim of putting the company in touch with the outside world and being able to transmit its identity and role. It is created in such a way as to allow simple, rational access to the information, providing an overall view of the company.

POTS
Plain Ordinary Telephone Services. Telephone network made up of all the existing connections [operating, on stand-by and in service].

PRA
Primary Rate Access. Primary access to the 2 Mbit/s ISDN network, composed of 30 equivalent channels.

Price cap
System that regulates the charges applied by the dominant provider, imposing a maximum limit on the average global variation in the price of a set of services over a period of several years, but enabling the provider to define the price of each of these services.

Reseller
Traffic retailers who succeed, by exploiting the differences between the charges in different countries and the traffic volume-based discounts offered by the conventional providers, in offering their customers telephone services at competitive rates.

Roaming
Service that enables a GSM mobile radio user to automatically access a network other than his own.

SDH
Synchronous Digital Hierarchy. New hierarchy for the transmissive multiplexing of numerical signals.

SOCRATE
Sviluppo Ottico Coassiale Rete Accesso Telecom Italia. Network platform dedicated to the development of multimedial services [and CATV, in particular].

TACS
Total Access Communication System. Mobile radio network that makes connections with a standard analog technique.

2208

UMTS
Universal Mobile Telecommunications System. Broadband transmission service that will become the universal mobile radio standard for high-speed communications. With UMTS [the so-called "third-generation mobile radio"] the cell phone will become a multimedial terminal capable of receiving voice, data and animated images.

Wholesale
Intended for the new TLC operators ["intermediate" customers], this consists in a specific agreement for the supply of basic services that these intermediate customers do not provide on their own [a typical example is the carriage of international traffic].



CONSOLIDATED FINANCIAL STATEMENTS OF TELECOM ITALIA GROUP
AT DECEMBER 31, 1999

CONSOLIDATED FINANCIAL STATEMENTS OF TELECOM ITALIA GROUP
AT DECEMBER 31, 1999



ASSETS [in billions of lire]

	12/31/1999			12/31/1998		
Receivables from stockholders for capital contributions						
Portion called in		=			2	
Portion not called in		3			3	
			3			5
Intangibles, fixed assets and long-term investments						
INTANGIBLE ASSETS						
Start-up and expansion costs		127			139	
Industrial patents and intellectual property rights		1,507			1,455	
Permits, licenses, trademarks and similar rights		296			289	
Goodwill		8			17	
Consolidation difference		1,967			443	
Work in progress and advances to suppliers		755			657	
Other intangibles		639			647	
			5,299			3,647
FIXED ASSETS						
Land and buildings		9,823			9,695	
Plant and machinery		31,991			32,282	
Manufacturing and distribution equipment		240			270	
Other fixed assets		1,097			1,128	
Construction in progress and advances to suppliers		2,367			2,290	
			45,518			45,665
LONG-TERM INVESTMENTS						
Investments in:						
unconsolidated subsidiaries		235			137	
affiliated companies		11,510			11,704	
other companies		579			656	
		12,324			12,497	
Advances on future increase in capital contribution to investments		2			2	
Loans to:	[*]			[*]		
unconsolidated subsidiaries	=	258		=	111	
other borrowers	190	628		92	750	
	190	886		92	861	
Other securities		5			155	
			13,217			13,515
Total intangibles, fixed assets and long-term investments			64,034			62,827
Current assets						
INVENTORIES						
Raw materials and supplies		189			346	
Work in progress and semi-finished goods		134			248	
Contract work in process		1,217			881	
Finished goods and merchandise:						
finished goods	23			69		
merchandise	403	426		301	370	
Advances to suppliers		29			14	
			1,995			1,859
ACCOUNTS RECEIVABLES	[**]			[**]		
Trade accounts receivables	67	14,942		88	14,306	
Receivables from unconsolidated subsidiaries	=	75		=	352	
Receivables from affiliated companies	=	953		=	707	
Receivables from parent companies	=	2		=	=	
Miscellaneous receivables	582	3,102		457	2,938	
	649		19,074	545		18,303
SHORT-TERM FINANCIAL ASSETS						
Investments in subsidiaries		122			136	
Other investments		11			=	
Treasury stock [for an overall par value of 375 million as at 12/31/1998]		=			5	
Other securities		2,450			2,425	
			2,583			2,566
LIQUID ASSETS						
Bank and postal accounts		1,294			1,128	
Cash and securities on hand		18			5	
			1,312			1,133
Total current assets			24,964			23,861
Accrued income and prepaid expenses						
Discount and similar changes on borrowings		3			5	
Accrued income and other prepaid expenses		177			182	
			180			187
TOTAL ASSETS			89,181			86,880

[*] Amounts due within one year [**] Amounts due after one year

2212

LIABILITIES AND STOCKHOLDERS' EQUITY [in billions of lire]

	12/31/1999			12/31/1998		
Stockholders' equity						
PARENT COMPANY INTEREST IN:						
Share capital		7,426			7,421	
Treasury stock		=			5	
Reserve and retained earnings		22,214			20,395	
Net income		3,364			3,830	
			33,004			31,651
MINORITY INTEREST IN:						
Share capital, reserves and retained earning		4,009			2,612	
Net income		1,301			1,422	
			5,310			4,034
			38,314			35,685
Reserves for risks and charges						
Reserve for taxes						
for taxes		309			331	
for deferred taxes		292			461	
		601			792	
Consolidation reserve for future charges and risks		=			13	
Other		1,405			1,230	
			2,006			2,035
Reserve for employee termination indemnities			2,896			2,711
Liabilities	[**]			[**]		
Debentures	1,578	1,906		1,970	2,481	
Due to banks	7,136	15,780		7,279	15,230	
Due to other lenders	1,276	1,738		1,589	2,331	
Advances	=	733		=	528	
Accounts payable to suppliers	12	11,775		=	10,595	
Accounts payable to unconsolidated subsidiaries	=	39		=	253	
Accounts payable to affiliated companies	=	1,156		367	1,496	
Accounts payable to parent companies	=	5		=	=	
Taxes payables	11	2,295		22	2,974	
Contributions to pension and social security institutions	1,376	1,855		1,477	1,980	
Other liabilities	13	6,960		295	6,964	
	11,402		44,242	12,999		44,832
Accrued expenses and deferred income			1,723			1,617
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			89,181			86,880

[**] Amounts due after one year

2213

MEMORANDUM ACCOUNTS

[in billions of lire]

	12/31/1999			12/31/1998		
Guarantees provided						
Sureties						
on behalf of unconsolidated subsidiaries	87			151		
on behalf of affiliated companies	1,828			2,165		
on behalf of outsiders	527			508		
		2,442			2,824	
Endorsements:						
on behalf of outsiders		28			48	
Other guarantees apart from endorsements:						
on behalf of affiliated companies	64			=		
on behalf of outsiders	23			28		
		87			28	
			2,557			2,900
Collateral provided						
Other obligations of outsiders		14			11	
Other obligations, not including liabilities		3			149	
			17			160
Purchase and sale commitments			1,650			5,545
Other memorandum accounts			7,836			5,584
TOTAL MEMORANDUM ACCOUNTS			12,060			14,189

[in billions of lire]

	1999		1998	
Production value				
Sales and service revenues		52,481		48,507
Changes in inventories of work in progress, semifinished and finished goods		[127]		[34]
Changes in inventory of contract work in process		341		[171]
Increases in capitalized internal construction costs		2,056		2,088
Other revenue and income:				
operating grants	39		38	
gains on disposals of assets	35		36	
other	924		1,011	
		998		1,085
		55,749		51,475
Production cost				
Raw materials, suppliers and merchandise		[4,354]		[4,426]
Semifinished and finished goods		[441]		[109]
Services		[14,289]		[11,082]
Use of property not owned		[1,363]		[1,285]
Personnel				
wages and salaries	[6,773]		[6,796]	
social security contributions	[2,155]		[2,208]	
termination indemnities	[487]		[475]	
other costs	[221]		[186]	
		[9,636]		[9,665]
Amortization, depreciation and writedowns				
amortization of intangible assets	[1,913]		[1,598]	
depreciation of fixed assets	[8,425]		[8,882]	
other writedowns of fixed asset and other long-term investments	[142]		[1,840]	
writedowns of receivables included in current assets and of liquid assets	[702]		[705]	
		[11,182]		[13,025]
Changes in inventory of raw materials, supplies and merchandise		37		[57]
Provisions for risks		[155]		[345]
Other provisions		[40]		[17]
Miscellaneous operating costs		[1,870]		[2,278]
		[43,293]		[42,289]
Net production value		12,456		9,186
Financial income and expense				
Income from investments:				
dividends from unconsolidated subsidiaries	3		=	
dividends from other companies	112		100	
other income from investments	167		838	
		282		938
Other financial income:				
loans included in long-term investments				
affiliated companies	6		2	
other borrowers	22		24	
	28		26	
securities, other than investments, included in long-term investments	3		6	
securities, other than investments, included in current assets	184		186	
other income:				
interest and fees from unconsolidated subsidiaries	3		2	
interest and fees from affiliated companies	26		31	
interest and fees from others and miscellaneous income	547		390	
	576		423	
		791		641
Interest and other financial expense:				
interest and fees paid to unconsolidated subsidiaries	[1]		=	
interest and fees paid to affiliated companies	[1]		[4]	
interest and fees paid to others and miscellaneous income	[1,704]		[1,323]	
		[1,706]		[1,327]
Net financial income [expense]		[633]		252

2215

CONSOLIDATED STATEMENTS OF INCOME

[CONTINUED] (in billions of lire)

	1999		1998	
Value adjustments on financial assets				
Upward adjustments on:				
investments in unconsolidated subsidiaries, affiliated companies		467		315
Writedown of:				
investments in unconsolidated subsidiaries, affiliated companies	[1,562]		[660]	
securities, other than investments, included in long-term investments	[36]		[5]	
securities, other than investments, included in current assets	=		[4]	
		[1,598]		[669]
Total adjustments		[1,131]		[354]
Extraordinary income and expense				
Income:				
gains on disposals of assets	50		70	
miscellaneous	230		911	
		280		981
Expense:				
losses on disposals of assets	[21]		[22]	
taxes due for prior years	[7]		[8]	
miscellaneous	[1,233]		[818]	
		[1,261]		[848]
Total extraordinary items		[981]		133
Income before taxes		9,711		9,217
Income taxes				
current taxes	[5,585]		[4,401]	
deferred taxes	539		436	
		[5,046]		[3,965]
Net income before minority interest		4,665		5,252
Minority interest		[1,301]		[1,422]
Net income after minority interest		3,364		3,830

2216

Notes to consolidated financial statements

The consolidated financial statements at December 31, 1999 have been prepared in accordance with the provisions of the Italian Civil Code.
Following certain changes to some items of the financial statements, the financial statements at December 31, 1998 have been reclassified, for purposes of a meaningful comparison. The consolidated statement of cash flows, although presented in the Report on Operations, constitutes an integral part of these notes to consolidated financial statements pursuant to Article 29, Section 3 of Legislative Decree No. 127/1991.
The consolidated financial statements are also accompanied by the Report on the Group's operations together with the Report on the Parent Company.
The disclosure relating to the introduction of the euro and the Year 2000 conforms to Consob Communications No. 98083971 of October 26, 1998 and No. 98079574 of October 9, 1998 and are presented in specific paragraphs of these Notes and the Report on operations.
The scope and principles of consolidation, summary of significant accounting policies, along with the composition and changes in the individual items of the consolidated financial statements are set out below.
Unless otherwise specified, all figures are stated in billions of Italian lire.

SCOPE OF CONSOLIDATION

The scope of the consolidation at December 31, 1999 includes the Italian and foreign companies listed in Annex 5, in which the Parent Company Telecom Italia holds a majority of voting rights, and all other companies over which it exerts a dominant influence. The proportional method of consolidation, pursuant to Article 37 of Legislative Decree 127/1991, is used to consolidate the affiliated company Viasat [through Telespazio] and its subsidiary Viasat Assistance, as reported in Annex 6.
The reorganization of Italtel Group was concluded during the year.
Specifically, on October 30, 1999 Italtel contributed a business segment and certain holdings in the subsidiary Siemens Information and Communication Networks S.p.A., later sold to Siemens A.G.. Telecom Italia then purchased 50% of Telsi Ltd, the controlling holding company of Italtel, of which it already held a 50% stake, from Siemens A.G.. Accordingly, after this deal, the statement of income of Italtel Group was consolidated proportionally at 50% for the first ten months of the year, whereas the statement of income of the new Group arising from the reorganization was fully consolidated for the remaining two months of 1999.

The following changes have taken place in the scope of consolidation since December 31, 1998:
a] added to the scope of consolidation: Datacom, Gruppo Tele Celular Sul Participacoes,



The consolidated financial statements at December 31, 1999 have been prepared in accordance with the provisions of the Italian Civil Code.
Following certain changes to some items of the financial statements, the financial statements at December 31, 1998 have been reclassified, for purposes of a meaningful comparison. The consolidated statement of cash flows, although presented in the Report on Operations, constitutes an integral part of these notes to consolidated financial statements pursuant to Article 29, Section 3 of Legislative Decree No. 127/1991.
The consolidated financial statements are also accompanied by the Report on the Group's operations together with the Report on the Parent Company.
The disclosure relating to the introduction of the euro and the Year 2000 conforms to Consob Communications No. 98083971 of October 26, 1998 and No. 98079574 of October 9, 1998 and are presented in specific paragraphs of these Notes and the Report on operations.
The scope and principles of consolidation, summary of significant accounting policies, along with the composition and changes in the individual items of the consolidated financial statements are set out below.
Unless otherwise specified, all figures are stated in billions of Italian lire.

SCOPE OF CONSOLIDATION

The scope of the consolidation at December 31, 1999 includes the Italian and foreign companies listed in Annex 5, in which the Parent Company Telecom Italia holds a majority of voting rights, and all other companies over which it exerts a dominant influence. The proportional method of consolidation, pursuant to Article 37 of Legislative Decree 127/1991, is used to consolidate the affiliated company Viasat [through Telespazio] and its subsidiary Viasat Assistance, as reported in Annex 6.
The reorganization of Italtel Group was concluded during the year.
Specifically, on October 30, 1999 Italtel contributed a business segment and certain holdings in the subsidiary Siemens Information and Communication Networks S.p.A., later sold to Siemens A.G.. Telecom Italia then purchased 50% of Telsi Ltd, the controlling holding company of Italtel, of which it already held a 50% stake, from Siemens A.G.. Accordingly, after this deal, the statement of income of Italtel Group was consolidated proportionally at 50% for the first ten months of the year, whereas the statement of income of the new Group arising from the reorganization was fully consolidated for the remaining two months of 1999.

The following changes have taken place in the scope of consolidation since December 31, 1998:
a] added to the scope of consolidation: Datacom, Gruppo Tele Celular Sul Participacoes, Gruppo Tele Nordeste Celular Participacoes, Metis, Ditel Engineering, Tecosoft Espana, Finsiel do Brasil, Path.Net, Optical Technologies Center, Teleinvest Participacoes, Telepolis, Telespazio Luxembourg and Telespazio Ireland.
b] eliminated from the scope of consolidation: Setelco, Réseau and Stream.

Annexes 7 and 8 list those subsidiaries that were excluded from consolidation for the following reasons: their inclusion would not have had a material effect on a true and fair representation of the consolidated financial statements and/or because they were not operational or in liquidation and/or are involved in business areas markedly different to those of the other companies in the Group.

2218

At December 31, 1999, Telecom Italia's subsidiaries and affiliates listed in Annexes 5 to 8, were categorized as follows:

	Subsidiaries			Affiliates			Total
	Italy	Abroad	Total	Italy	Abroad	Total	
Companies:							
Consolidated on the line-by-line method	53	74	127	=	=	=	127
Consolidated on the proportional method	=	=	=	2	=	2	2
Valued by the equity method	6	4	10	36	36	72	82
Valued at cost	30	8	38	37	8	45	83
Total companies	89	86	175	75	44	119	294

The investments in companies valued at cost mainly refer to consortia, of which 20 are subsidiaries and 35 are affiliates.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION

The data for consolidation purposes have been taken from the financial statements at December 31, 1999 of each consolidated company, approved by the respective boards, and adjusted where necessary to conform to the accounting principles adopted by the Parent Company Telecom Italia.
The financial statements expressed in foreign currency have been translated into Italian lire by applying the average exchange rate for the year to the individual items of the statement of income and the year-end exchange rate to the balance sheet items. The difference arising from the translation of beginning stockholders' equity and the net income for the year at the year-end exchange rate is recorded in the reserves in consolidated stockholders' equity.
The exchange rates used are listed in the "other information" section of the notes.

All subsidiaries included in the scope of consolidation have been consolidated using the line-by-line method, which can be summarized as follows:

a. assumption of the total amount of assets, liabilities, revenues and expenses, regardless of the interest held, separately showing the minority interest in stockholders' equity and net income;
b. the difference arising from the elimination of the carrying value of an investment in a company included in the scope of consolidation against the underlying share of the stockholders' equity at the date of acquisition is allocated, where possible, to the assets and liabilities of the company. Any residual amount is treated as follows:
   - if positive, it is recorded in "consolidation difference" under "intangible assets" and is amortized on the straight-line method over the estimated time required to recover the amount;
   - if negative, it is recorded in stockholders' equity as "consolidation reserve", or, when the amount is due to expectations of unfavorable financial results, to "consolidation reserve for future risks and charges";
c. elimination of receivables and payables, as well as expenses and revenues among consolidated companies;

2219

d. elimination of profit included in fixed assets and intangible assets which stem from intraGroup purchases of goods and services at market prices. The portion of intraGroup revenues referring to the above goods and services has been reclassified, net of intraGroup profit, to the item "increase in capitalized internal construction costs".

The following have been eliminated:
1. capital gains on the transfer of fixed assets among consolidated companies;
2. income, if significant, on transactions among consolidated companies involving the sale of goods remaining in inventory which have not been realized with third parties;
3. writedowns and reinstatements of value for long-term investments in consolidated companies, as well as intraGroup dividends.

Provisions and value adjustments made by individual consolidated companies exclusively for the purpose of securing tax benefits allowed by law, such as accelerated depreciation and transfers to the reserves for operating grants, have also been eliminated from the consolidated financial statements.

Accounting principles

The accounting principles adopted in preparing the consolidated financial statements at December 31, 1999 conform to the law and have been applied on a basis consistent with the prior year, with the exception of the recording of revenues for telecommunications services, the translation of foreign currency balances as well as the valuation of contract work in process for long-term contracts.
The accounting principles are set out below:

Intangible assets

Intangible assets are recorded at acquisition or production cost and are amortized systematically over their estimated period of benefit.
When full recovery of the investments is not expected, appropriate writedowns are made.

Fixed assets

Fixed assets are recorded at acquisition or production cost and depreciated on the straight-line method at rates determined on the basis of their estimated remaining useful life. They include inflation adjustments made on the basis of the laws.
For assets whose value is permanently below the historical cost, net of their accumulated depreciation, the appropriate writedowns are made. Such lower value will be reversed in subsequent years if the underlying assumptions are no longer correct.
Construction in progress is stated at the amount of direct costs incurred.

Equity investments

Investments considered long-term in nature are recorded in long-term investments or, if acquired for subsequent sale, recorded in short-term financial assets.
Long-term investments in unconsolidated companies are valued by the equity method; positive differences arising upon acquisition, between the carrying value of the

2220

investments in said companies and the underlying share of net equity at current values, are included in the value of the investments and amortized on the straight-line method over their expected period of recoverability. Such amortization is charged to the statement of income among "value adjustments on financial assets" in "writedowns of investments".
Other long-term investments in unconsolidated subsidiaries are recorded at acquisition or subscription cost, adjusted for any reasonable expectations of a decline in profitability or recoverability in future years.
For long-term investments in companies operating at a loss, the value of the investments is written down to an amount equal to the corresponding share of the underlying net equity, if lower, as shown by the latest financial statements of the respective companies. Losses exceeding the corresponding carrying values are recorded among *reserves for risks and charges.*
Investments included under current assets, consisting mainly of shares of consolidated listed companies purchased for trading purposes, are stated at the lower of cost and realizable value, based on the year-end stock market prices.
Writedowns of investments, whether included in long-term investments or current assets, will be reversed in subsequent years if the underlying assumptions are no longer correct.

Other securities other than investments in subsidiaries and affiliated companies

Securities that the company intends to hold to maturity are included among long-term investments; those bought for trading purposes are listed under short-term financial assets. Securities held as long-term investments are valued at cost, adjusted for the portion of the difference between the cost and the redemption value that accrued during the fiscal year. Securities included in current assets are valued at the lower of cost, adjusted for the portion of issue differences and realizable value, based on the year-end market prices.
Writedowns of securities will be reversed in subsequent years, if the underlying assumptions are no longer correct.
Securities bought under repurchase agreements are included at purchase cost in receivables under current assets. The difference between the sales price and the purchase price is allocated to income as it accrues with a contra-entry to accrued income/expense in the balance sheet.

Inventories

Inventories are valued at the lower of purchase or production cost and market.
The methods mainly used in computing cost are the following:
- raw materials and finished goods: LIFO with annual adjustments;
- merchandise: weighted average;
- work in progress and semifinished goods: production cost;
- contract work in process:
  - orders covering less than 12 months: industrial cost;
  - orders covering more than one year: at estimated revenues using the percentage of completion method. Up to December 31, 1998 such inventories were valued at manufacturing cost using the completed contract method. Had the new principle been adopted in the previous year, there would have been no significant effect on the consolidated financial statements.

In determining the value of contract work in process, anticipated losses upon completion and other risks incurred are also taken into account.

2221

Inventories of raw materials, finished goods and merchandise which exceed foreseeable manufacturing requirements or have become obsolete are written down their estimated realizable value.

Accounts receivable and liabilities

Receivables are stated at the estimated realizable value and classified under long-term investments or current assets.
Liabilities are shown at their nominal value.
Up to December 31, 1998, accounts receivable and liabilities expressed in foreign currencies were recorded at the exchange rate at the time they were booked; to deal with the risk of losses deriving from exchange rate fluctuations, the negative difference between the balance of accounts receivable and liabilities translated at year-end exchange rates and their balance at the original exchange rates was charged to the statement of income with a counterpart entry to the reserve for foreign exchange fluctuations under the item *other reserves for risks and charges*.
Starting from 1999, the same accounts receivable and liabilities are recorded, based on the concept of prudence, at the year-end exchange rates as set forth by the recently issued national accounting principle No. 26 as well as International Accounting Standard [IAS] No. 21; the positive and negative differences between the balance of accounts receivable and liabilities converted at year-end exchange rates and their balance at the original exchange rates are recorded in the statement of income among *financial income* and *financial expense*. The change in accounting principle had no significant effect on the consolidated financial statements.
Had the new translation principle been adopted in the previous year there, however, would have been no significant impact.
The receivables by TIM, a consolidated subsidiary, from almost all of its dealers are assigned to factoring companies [the assignment is understood to be without recourse within set limits]. At the maturity of the individual assigned receivables, the factoring company pays TIM the nominal value, net of the amounts due to the dealers for services rendered. TIM provided no guarantees for this transaction.

Accruals and deferrals

These items are recorded on the accrual basis.

2222

Reserves for risks and charges

"For taxes": this reserve includes prudent provisions for estimated tax (including any surtaxes and late payment interests) on positions not yet agreed or in dispute.

"For deferred taxes": this reserve includes deferred taxes calculated on the timing differences of the individual consolidated companies between the value attributed to assets and liabilities for statutory purposes and the value attributed to the same assets and liabilities for tax purposes.
Deferred tax assets are recorded among "*miscellaneous receivables*" in current assets.
Starting from 1999, deferred tax assets and deferred tax liabilities are set off, whenever the assumptions for doing so exist.
Deferred taxes on reserves on which taxation has been suspended, regarding consolidated companies or companies valued by the equity method, are recorded when such reserves are expected to be distributed or otherwise used and their distribution or utilization will give rise to tax charges.
The tax benefit of tax loss carryforwards is recorded whenever there is reasonable expectation of realization.

"Others" relate primarily to provisions to cover charges of certain or likely existence whose amount or date of occurrence could, however, not be determined at the end of the year. The provisions reflect the best possible estimate, based on the commitments made and on the available data. In detail, they consist of:

- the reserve for litigation, determined by taking into account, according to prudent criteria, charges in connection with the foreseeable outcome of various disputes;
- the reserve for losses of subsidiaries and affiliates, which includes the losses of such investments in excess of the corresponding carrying values;
- the reserve for contractual risks and other risks, determined by valuing, according to prudent criteria, charges in connection with the settlement of trade and miscellaneous items.

Reserve for employee termination indemnities

The amount of this reserve is determined in accordance with current laws and collective bargaining agreements and includes the liability matured at the end of the year in favor for all personnel employed by the consolidated companies. The item *miscellaneous receivables*, under long-term investments, includes the receivable stemming from the advance payment of tax on the reserve for employee termination indemnities.

Employee benefit obligations under Law No. 58/1992

Employee benefit obligations, as required by Law No. 58/1992, are accounted for on a cash basis, as described in the Notes to financial statements for the Parent Company Telecom Italia. The remaining liability for such obligations, payable in fifteen annual installments on the basis of the statement updated to December 31, 1999 by the National Social Security Institute [INPS] and according to its interpretation, amounts to Lire 3,887 billion, divided as follows:

a] Lire 1,955 billion for the principal amount [except for the portion attributable to former Iritel employees];

2223

b] Lire 1,143 billion in accrued interest;
c] Lire 789 billion in pre-amortization interest [including accrued interest].
The consolidated financial statements also include Lire 1,477 billion due to INPS, relating to the estimate for the employees of the former State Company for Telephone Services [ASST] made by the special Ministerial Commission established under Law No. 58/1992, upon the contribution of the assets of the Post and Telecommunications Administration to Iritel.
The employee benefit obligations to guarantee uniform insurance status recorded in the consolidated statement of income for the year 1999 [under extraordinary expense] amount to Lire 364 billion inclusive of accrued and pre-amortization interest.

Grants

Operating grants [directly credited to the statement of income] and capital grants or grants for installations are recorded in the accounting period in which the paperwork documenting the grants is received, or in the period in which the respective costs are incurred, provided that the certainty of payment is confirmed by established procedures. Specifically, capital grants are recorded in deferred income and recognized in future years in the statement of income in relation to the amount of depreciation taken on the underlying assets to which the grants refer.

Revenues and expenses

Revenues and expenses are recorded on an accrual basis and recognized in the consolidated statement of income as follows:

a. *telecommunications services*: in the year in which the services are rendered; in particular, starting from 1999, traffic revenues are shown gross of the amounts due to other carriers which are recorded, for the same amount, in production cost;
b. *information technology and innovative network services, other activities*: to the extent to which the connected services were rendered during the fiscal year;
c. *manufacturing and installation activities*: upon delivery of the goods in case of supply transactions, or upon completion of the work in the case of services, and in accordance with the contractual obligations undertaken.

Leased assets

Capital goods acquired under leasing agreements are shown in the financial statements by a method consistent with current legislation, which requires that leasing payments be recorded as operating costs. This method does not differ substantially from the finance method in that almost all the leasing contracts have been stipulated with Teleleasing, a consolidated company.

Memorandum accounts

"Collateral and guarantees provided" – essentially relating to sureties – are recorded for an amount equal to the guarantee provided.
"Purchase and sales commitments" are determined on the basis of the unperformed portion of contracts outstanding at the end of the fiscal year which do not fall under the normal "operating cycle".

2224

"Other memorandum accounts" include certain financial derivatives contracts, described in a specific paragraph, leased assets [remaining lease payments plus the buyout amount] as well as other assets of third parties.

Financial derivatives

Financial derivatives used for hedging purposes are stated on the basis of the assets and liabilities hedged and the corresponding financial flows are recognized in the statement of income over the duration of the contract, with a contra-entry to accruals and deferrals under the assets or liabilities in the balance sheet.
The memorandum accounts include the item "*other*" which comprises the notional values of the financial derivative contracts that do not require any initial or final exchange of capital, and the item "*purchase and sales commitments*" which relates to the commitments for the purchase or sale of foreign currency translated into Italian lire at the contractual exchange rate.
Non-hedging financial derivatives are stated at the lower of the contract value at the stipulation date and the contract market value at year end. If this valuation gives rise to any capital loss, such loss will be recognized in the statement of income; conversely, the capital gains, if any, are unrealized and therefore will not be recorded; however, if the gains are significant, they will be disclosed in a note to the consolidated financial statements.
The premiums received [paid] against the purchase and sale of put and call options on shares listed in portfolio are recorded in "*miscellaneous payables*" ["*miscellaneous receivables*"]. If the option is exercised, the premium received [paid] becomes a component of the purchase or sale amount of the underlying instruments. If the option is not exercised, the premium received [paid] is recorded in *financial income and expense* in the statement of income. The purchase or sales commitment for the sale of put and call options is shown among memorandum accounts under "*purchase and sales commitments*".

CONSOLIDATED BALANCE SHEETS

ASSETS

Intangibles, fixed assets and long-term investments

Intangible assets — ***Lire 5,299 billion***

[Lire 3,647 billion at December 31, 1998]

Intangible assets increased by Lire 1,652 billion compared to the end of 1998. A breakdown of the composition and the changes in this account are provided below:

[in billions of lire]	12/31/1998	Purchases and capitalization	Amortization	Writedowns	Disposals and other changes	12/31/1999
Start-up and expansion costs	139	53	[37]		[28]	127
Industrial patents and intellectual property rights	1,455	343	[1,404]	[5]	1,118	1,507
Permits, licenses, trademarks and similar rights	289	33	[47]	[2]	23	296
Goodwill	17	2	[4]	=	[7]	8
Consolidation difference	443	1,097	[200]	=	627	1,967
Work in progress and advances to suppliers	657	1,329	=	=	[1,231]	755
Other intangibles	647	200	[221]	=	13	639
Total	3,647	3,057	[1,913]	[7]	515	5,299

- *Start-up and expansion costs* refer primarily to registration fees paid when consolidated companies are established or when their capital is increased.

- *Industrial patents and intellectual property rights* consist mainly of applications software either owned outright or acquired under a license for an unspecified period of time.

- *Permits, licenses, trademarks and similar rights* mainly include the remaining cost of the license acquired by Stet Hellas Telecommunications in order to provide GSM mobile radio telecommunications services in Greece, and the remainder of the costs incurred by the Parent Company for the launch and use of satellites.

- The *consolidation difference* increased by Lire 1,524 billion since the end of 1998, mainly due to the purchase of 50% of Italtel through Telsi Ltd [Lire 411 billion] and the entry in the scope of consolidation of Tele Celular Sul Participacoes and Tele Nordeste Celular Participacoes. The latter gave rise to the transfer from *long-term investments* of the residual goodwill on the acquisition of 25.9% of the ordinary shares [Lire 645 billion] in 1998 and the recording, as an addition, of the goodwill paid in 1999 [Lire 667 billion] for the acquisition of the additional stake [25.9%] which led to control over the companies. Furthermore, this item includes the residual value of the difference between the amount paid for Entel Bolivia [Lire 271 billion] and 9Tele§com Reseau [Lire 102 billion] and their underlying stockholders' equity at their acquisition date.

- *Work in progress and advances to suppliers* increased by Lire 98 billion compared to December 31, 1998, including capitalization of costs incurred by the Parent Company for software development projects in progress, net of the transfer of completed projects to assets in operation.

2226

- *Other intangibles* totaling Lire 639 billion [Lire 647 billion at December 31, 1998] include, among others:
  a] Lire 357 billion [Lire 347 billion at December 31, 1998] in leasehold improvements;
  b] Lire 64 billion for the acquisition of the exclusive rights to the "Great Jubilee 2000" event by the Parent Company and TIM.

Fixed assets — ***Lire 45,518 billion***

[Lire 45,665 billion at December 31, 1998]

Fixed assets decreased by Lire 147 billion compared to the end of 1998. They are shown net of depreciation and writedowns and have been adjusted to eliminate intraGroup profits generated by purchases of internally produced goods and services. An analysis of fixed assets at December 31, 1999 is provided in the following table:

					12/31/1999	12/31/1998
[in billions of lire]	Cost	Upward adjustments	Writedowns	Accumulated depreciation	Total	Total
Land and buildings	12,811	2,156	[4]	[5,140]	9,823	9,695
Plant and machinery	99,464	1,689	[1,919]	[67,243]	31,991	32,282
Manufacturing and distribution equipment	2,336	6	=	[2,102]	240	270
Other fixed assets	4,538	8	=	[3,449]	1,097	1,128
Construction in progress and advances to suppliers	2,367	=	=	=	2,367	2,290
Total	121,516	3,859	[1,923]	[77,934]	45,518	45,665

Accumulated depreciation covered 64.1% of gross fixed assets, compared to 61.6% at the end of last year.
The changes in fixed assets are shown in the following table:

[in billions of lire]	1999	1998
January 1	45,665	47,615
Changes during the year:		
• Additions	7,503	9,423
• Sales and retirements	[330]	[632]
• Depreciation for the year	[8,425]	[8,882]
• Writedowns	[138]	[1,781]
• Change in the scope of consolidation and other	1,243	[78]
December 31	45,518	45,665

2227

Additions for the year amounted to Lire 7,503 billion [Lire 9,423 billion in 1998], including a total of Lire 1,391 billion in Southern Italy [Lire 2,035 billion in 1998], a decrease of Lire 1,920 billion with respect to 1998. A breakdown by sector is provided below:

[in billions of lire]	1999	1998
Wireline telecommunications Italy	4,574	6,756
Mobile telecommunications Italy	1,582	1,742
Satellite telecommunications Italy	57	83
International telecommunications	944	509
Information technology activities	73	88
Manufacturing activities	46	75
Installation activities	58	23
	7,334	9,276
Other activities and intraGroup eliminations	169	147
Total	7,503	9,423

Long-term investments ***Lire 13,217 billion***
[Lire 13,515 billion at December 31, 1998]

This item, which decreased by Lire 298 billion from December 31, 1998, includes the following:

[in billions of lire]	12/31/1999	12/31/1998	Change
Investments in:			
• unconsolidated subsidiaries	235	137	98
• affiliated companies	11,510	11,704	[194]
• other companies	579	656	[77]
	12,324	12,497	[173]
Advances on future increase in capital contributions to investments	2	2	=
	12,326	12,499	[173]
Loans to:			
• affiliated companies	258	111	147
• other borrowers	628	750	[122]
	886	861	25
Other securities	5	155	[150]
Total	13,217	13,515	[298]

Investments in affiliated companies, amounting to Lire 11,510 billion, decreased by Lire 194 billion from December 31, 1998 chiefly due to the entry in the scope of consolidation of the Brazilian companies Tele Celular Sul Participacoes and Tele Nordeste Celular Participacoes, partially offset by the investments in Astrolink [Lire 481 billion] and Nortel Inversora [Lire 486 billion].

2228

Investments in affiliated companies refer to the following:

[in billions of lire]	
Telekom Austria	3,867
Mobilkom Austria	1,164
Retevision	850
Etec S.A.	947
Nortel Inversora	961
Solpart Participacoes	794
Entel Chile	466
Astrolink	479
BDT	329
Other	1,653
Total	11,510

Investments valued by the equity method included the unamortized portion [Lire 4,815 billion against Lire 6,267 billion at December 31, 1998] of the excess of book values over the corresponding share of the underlying stockholders' equity at the time of purchase. The excess refers to Telekom Austria [Lire 2,314 billion], Mobilkom Austria [Lire 644 billion], Retevision [Lire 499 billion], Bouygues Decaux Telecom [Lire 281 billion], Netco Redes [Lire 237 billion], Etec S.A. [Lire 227 billion], Entel Chile [Lire 130 billion], Telekom Srbija [Lire 63 billion] and other minor investments.

A list of the companies valued by the equity method is provided in Annex 7; investments in unconsolidated subsidiaries and affiliates are listed in Annex 8.

Loans to affiliated companies, amounting to Lire 258 billion, refer to loans made to foreign affiliates, in particular, to BDT [Lire 156 billion], Retevision [Lire 91 billion] and Golden Lines [Lire 11 billion].

Loans to other borrowers, amounting to Lire 628 billion, include loans to other companies, capital contributions to the Tanjin Stet and Jilin Huatai Communications Chinese joint ventures, loans to employees and security deposits. This item also includes the upward adjusted tax credit, deriving from prepayment of the tax on the reserve for employee severance indemnities, totaling Lire 318 billion.

Other securities amounted to Lire 5 billion and decreased Lire 150 billion from December 31, 1998 mainly due to the redemption of securities which matured during the year, by Entel Bolivia.

2229

Inventories ***Lire 1,995 billion***
[Lire 1,859 billion at December 31, 1998]

Inventories include the following:

[in billions of lire]	12/31/1999	12/31/1998	Change
Raw materials and supplies	189	346	[157]
Merchandise	403	301	102
	592	647	[55]
Work in progress and semifinished goods	134	248	[114]
Finished goods	23	69	[46]
	157	317	[160]
Contract work in process	1,217	881	336
Advances to suppliers	29	14	15
	1,246	895	351
Total	1,995	1,859	136

Inventories are held by manufacturing and installation companies for Lire 833 billion [Lire 1,048 billion at December 31, 1998] and companies providing telecommunications services for Lire 835 billion [Lire 600 billion at December 31, 1998]. Starting from 1999, contract work in process for long-term orders are valued at their estimated revenues under the percentage of completion method. Up to December 31, 1998 they were valued at manufacturing cost using the completed contract method.
The increase in contract work in process for long-term orders is due mainly to the acquisition of the new contract in Astrolink by Telespazio.
Raw materials and supplies and *work in progress and semifinished goods* are substantially in line with current costs.

Accounts receivable ***Lire 19,074 billion***
[Lire 18,303 billion at December 31, 1998]

A breakdown of accounts receivable, which increased by Lire 771 billion, is provided below:

[in billions of lire]	12/31/1999	12/31/1998	Change
Trade accounts receivable	16,239	15,569	670
• Allowance for doubtful accounts	[1,297]	[1,263]	[34]
Total trade accounts receivable	14,942	14,306	636
Receivables from unconsolidated subsidiaries	75	352	[277]
Receivables from affiliated companies	953	707	246
Receivables from parent companies	2	=	2
Miscellaneous receivables	3,102	2,938	164
Total	19,074	18,303	771

In particular:
- gross *trade accounts receivable* totaled Lire 16,239 billion and consist, for the most part, of receivables relating to telecommunications services. Receivables have been adjusted to estimated realizable value by writedowns made almost entirely to receivables from

2230

telecommunications services. Accounts receivable also include Lire 1,473 billion of receivables from other telecommunications carriers.

- *Receivables from unconsolidated subsidiaries,* which totaled Lire 75 billion, are mainly related to the Cored consortium.

- *Receivables from affiliated companies* amounted to Lire 953 billion, an increase of Lire 246 billion. They refer to financial receivables for Lire 201 billion, and trade and other receivables for Lire 752 billion. Financial receivables mainly refer to Etec S.A. [Lire 58 billion], Stream [Lire 56 billion] and Telekom Srbija [Lire 37 billion], while trade and other receivables chiefly refer to Seat Pagine Gialle [Lire 121 billion], Stream [Lire 215 billion], and other foreign companies.

- *Miscellaneous receivables* of Lire 3,102 billion [Lire 2,938 billion at December 31, 1998] included the following:
  - financial receivables of Lire 67 billion [Lire 623 billion at December 31, 1998] which show a reduction due to repurchase agreements on fixed rate securities closed out by Sirti;
  - other receivables totaling Lire 3,035 billion [Lire 2,315 billion at December 31, 1998] which refer to the following:

[in billions of lire]	12/31/1999	12/31/1998
Government and other public entities for subsidies and grants	112	125
Customer payments in transit	532	401
Due from the Tax Administration	442	344
Deferred tax assets	940	562
Employees	144	172
Other receivables from the Government, other public entities and items in transit	865	711
Total	3,035	2,315

Net deferred tax assets are made up as follows:

[in billions of lire]	12/31/1999	12/31/1998	Change
Deferred tax assets	940	562	378
Deferred tax liabilities	[292]	[461]	169
Total	648	101	547

The balance at December 31, 1999 increased compared to the end of 1998 due to the increase in deferred tax assets [mainly with respect to the writedown of receivables and the reserve for risks and charges] and the reduction in deferred tax liabilities [relating to accelerated depreciation].
Tax loss carryforwards, which have not been considered in the calculation of deferred taxes because of uncertainty over their recoverability against future taxable profits, amount to some Lire 2,400 billion, of which about Lire 250 billion can be utilized in the next three years and about Lire 1,000 billion has no set date for utilization.

Short-term financial assets ***Lire 2,583 billion***

[Lire 2,566 billion at December 31, 1998]

This item, which increased by Lire 17 billion compared to December 31, 1998, includes the following:

[in billions of lire]	12/31/1999	12/31/1998	Change
Investments in subsidiaries	122	136	[14]
Investments in other companies	11	=	11
Treasury stock	=	5	[5]
Marketable securities	2,450	2,425	25
Total	2,583	2,566	17

Investments refer to the value of listed shares purchased for later sale.
A comparison of the market prices of such shares at year-end and the corresponding carrying value shows an unrealized gain of Lire 46 billion.
Marketable securities, which consist almost entirely of government securities and bonds, increased by Lire 25 billion compared to December 31, 1998. The carrying value approximates market price.

Liquid assets ***Lire 1,312 billion***

[Lire 1,133 billion at December 31, 1998].

Liquid assets increased by Lire 179 billion. They consist mainly of funds on deposit in Italian and foreign banks on current accounts.

Accrued income and prepaid expenses ***Lire 180 billion***

[Lire 187 billion at December 31, 1998]

This item, which decreased by Lire 7 billion, can be analyzed as follows:

[in billions of lire]	12/31/1999	12/31/1998	Change
Discounts and similar charges on borrowings	3	5	[2]
Accrued income			
• production value	30	27	3
• financial income	24	36	[12]
• others	40	5	35
	94	68	26
Prepaid expenses			
• production costs	63	65	[2]
• financial expenses	16	14	2
• others	4	35	[31]
	83	114	[31]
Other accrual income and prepaid expenses	177	182	[5]
Total	180	187	[7]

An analysis of accounts receivable and accrued income by maturity and type is provided in Annex 1.

2232

LIABILITIES AND STOCKHOLDERS' EQUITY

Stockholders' equity — ***Lire 38,314 billion***
[Lire 35,685 billion at December 31, 1998]

A breakdown of stockholders' equity is presented below:

[in billions of lire]	12/31/1999	12/31/1998	Change
Parent company interest, Telecom Italia	33,004	31,651	1,353
Minority interest	5,310	4,034	1,276
Total	38,314	35,685	2,629

Stockholders' equity of the Parent Company and minority interest increased by Lire 2,629 billion compared to December 31, 1998. In particular:

- the share capital of the Parent Company Telecom Italia consists of 5,260,037,131 ordinary shares and 2,166,120,095 savings shares, both with a par value of Lire 1,000 each. The increase in stockholders' equity is due to the subscription of 4,905,500 ordinary shares of par value Lire 1,000 each by the Group's managers under the Stock Option Plan approved by resolution of the Extraordinary Stockholders' Meeting held on December 15, 1998.
- Telecom Italia's interest in *reserves and retained earnings* includes the Parent Company's retained earnings and own reserves, as well as the consolidated companies' retained earnings and inflation adjustment reserves and tax-deferred reserves. No deferred taxes have been provided on the latter reserves since, based on current plans, no transactions are expected to be entered into which would warrant taxation.

The reconciliation of Telecom Italia's financial statements with the consolidated financial statements as regards stockholders' equity and net income for the year, and the changes in the components of consolidated stockholders' equity, are provided in Annexes 3 and 4.

Reserves for risks and charges — ***Lire 2,006 billion***
[Lire 2,035 billion at December 31, 1998]

These reserves decreased by Lire 29 billion from December 31, 1998 and refer to the following:

- the *reserve for taxes*, amounting to Lire 309 billion, [-Lire 22 billion compared to December 31, 1998], mainly consists of estimated tax liabilities on positions still to be agreed or in dispute;

- the *reserve for deferred income taxes*, amounting to Lire 292 billion [-Lire 169 billion compared to December 31, 1998], includes deferred taxes provided by the individual consolidated companies on the income components subject to deferred taxation and also provided on consolidation adjustments;

- *other reserves*, amounting to Lire 1,405 billion, increased by Lire 175 billion compared to December 31, 1998 and include the reserve for litigation [Lire 289 billion], the reserve for restructuring charges [Lire 284 billion] and other reserves [Lire 832 billion], of which Lire 396 billion refers to contractual and other risks of the Parent Company.

2233

Reserve for employee termination indemnities ***Lire 2,896 billion***
[Lire 2,711 billion at December 31, 1998]

A breakdown of the changes which occurred during the year is provided below:

[in billions of lire]	
Balance at 12/31/1998	**2,711**
• provisions charged to income	487
• utilizations for:	
• indemnities paid to employees	[233]
• advances	[41]
• other changes	[28]
Balance at 12/31/1999	**2,896**

Liabilities ***Lire 44,242 billion***
[Lire 44,832 billion at December 31, 1998]

A breakdown of liabilities, which decreased by Lire 590 billion from December 31, 1998, is as follows:

	12/31/1999		12/31/1998	
[in billions of lire]	Loans payable	Trade accounts payable and miscellaneous payables	Loans payable	Trade accounts payable and miscellaneous payables
Debentures	1,906	=	2,481	=
Due to banks	15,780	=	15,230	=
Due to other lenders	1,738	=	2,331	=
Advances	=	733	=	528
Accounts payable to suppliers	123	11,652	5	10,590
Accounts payable to unconsolidated subsidiaries	9	30	6	247
Accounts payable to affiliated companies	11	1,145	100	1,396
Accounts payable to parent companies	=	5	=	=
Taxes payable	=	2,295	=	2,974
Contributions to pensions and social security institutions	=	1,855	=	1,980
Other liabilities	57	6,903	27	6,937
Total	19,624	24,618	20,180	24,652

In particular:

- *Debentures*, which totaled Lire 1,906 billion and decreased by Lire 575 billion from December 31, 1998, include the following:
  - the 1992/2010 debenture issue of the Parent Company Telecom Italia, which is reserved for subscription by employees in service and retired, for a total amount of Lire 825 billion at December 31, 1999 [Lire 901 billion at December 31, 1998];
  - debenture maturing between 2000 and 2002 issued by Softe through different financial institutions for US $583 million, equivalent to Lire 1,081 billion.
- The amount *due to banks* totaled Lire 15,780 billion, an increase of Lire 550 billion over December 31, 1998. Liabilities were secured by mortgages and liens for a total of Lire 166 billion.

- The amount *due to other lenders* of Lire 1,738 billion decreased by Lire 593 billion compared to December 31, 1998. It refers mainly to long-term financing provided to the Parent Company by Cassa Depositi e Prestiti and IRI.

- *Advances,* which totaled Lire 733 billion, increased by Lire 205 billion compared to December 31, 1998 and include advances received from customers of Lire 220 billion and installment billings of Lire 513 billion.

- *Accounts payable to suppliers* amounted to Lire 11,775 billion and show an increase of Lire 1,180 billion compared to December 31, 1998, mainly in respect of the Parent Company, TIM, Telespazio, Telesoft and the entry of the two Brazilian mobile telephone companies in consolidation. Accounts payable to other telecommunications carriers stood at Lire 1,238 billion.

- *Accounts payable to affiliated companies* of Lire 1,156 billion decreased by Lire 340 billion compared to the end of 1998. They include loans payable of Lire 11 billion and trade accounts payable and sundry of Lire 1,145 billion, the latter due mainly for capital contributions to Solpart Participacoes for Lire 360 billion and Astrolink for Lire 322 billion.

- *Taxes payable* amounted to Lire 2,295 billion and decreased by Lire 679 billion compared to December 31, 1998. This was due to the reduction in taxes payable by the Parent Company, the increase in taxes payable by TIM and the entry in the scope of consolidation of the Brazilian mobile telephone companies. The item includes income taxes payable of Lire 1,184 billion and indirect and other taxes and withholding taxes of Lire 1,111 billion.

- *Contributions to pensions and social security institutions* totaled Lire 1,855 billion and decreased by Lire 125 billion compared to December 31, 1998 and include amounts owed to social security and health institutions with regard to personnel.
  This item includes Lire 1,477 billion payable to INPS for the remaining balance of the estimated charges assessed for employees of the former ASST pursuant to Law No. 58/1992.

- *Other liabilities* decreased by Lire 4 billion from December 31, 1998 to Lire 6,960 billion. A breakdown is provided below:

[in billions of lire]	12/31/1999	12/31/1998
Customer-related items	3,394	3,675
Residual amounts due for investments	764	607
Employee-related items	1,060	1,091
Telecommunications operating fee	1,174	1,014
Dividends and other financial items	=	27
Other recurring and miscellaneous items [counter-entries for accrued costs, accrued interest expense at December 31 and payable the following year, sundry payables, etc.]	568	550
Total	6,960	6,964

In particular, customer-related items consist of deposits paid by customers and pre-billed basic charges [attributable mainly to January and February].

2235

Accrued expenses and deferred income ***Lire 1,723 billion***

[Lire 1,617 billion at December 31, 1998]

A breakdown of accrued expenses and deferred income, which increased by Lire 106 billion over December 31, 1998, is as follows:

[in billions of lire]	12/31/1999	12/31/1998	Change
Accrued expenses			
• production costs	45	51	[6]
• interest expense	193	242	[49]
• other charges	2	1	1
	240	294	[54]
Deferred income			
• capital grants [unavailable amount]	920	946	[26]
• production value	510	325	185
• interest income	30	25	5
• other income	23	27	[4]
	1,483	1,323	160
Total	1,723	1,617	106

An analysis of liabilities and accrued expenses by maturity and type is provided in Annex 2.

MEMORANDUM ACCOUNTS

Memorandum accounts totaled Lire 12,060 billion, a decrease of Lire 2,129 billion compared to December 31, 1998. They can be analyzed as follows:

(in billions of lire)	12/31/1999	12/31/1998
Guarantees provided	2,557	2,900
Collateral provided	17	160
Purchase and sale commitments	1,650	5,545
Other	7,836	5,584
Total	12,060	14,189

In particular:

- ***guarantees provided*** of Lire 2,557 billion mainly consist of sureties provided by the Parent Company Telecom Italia on behalf of affiliated companies and others for financial transactions, and guarantees on bids to acquire fixed line and mobile licenses abroad;

- ***collateral provided*** refers to liens and mortgages covering the assets of the companies included in consolidation;

- ***purchase and sale commitments*** outstanding at the end of the year of, respectively, Lire 1,086 billion and Lire 564 billion, refer to the commitments of the individual consolidated companies which do not fall within the normal course of business, including those relating to derivative contracts;

- ***other memorandum accounts*** of Lire 7,836 billion refer mainly to financial derivatives, as discussed below, and third party assets held by the individual consolidated companies. They comprise the equivalent value of Telecom Italia shares purchased by employees of the Parent Company and other Italian consolidated companies through acceptance of the public offer of sale and still deposited at December 31, 1999 with the Parent Company and on sub-deposit with Monte Titoli S.p.A.. These shares have been valued at the December 30, 1999 price of ordinary Telecom Italia shares on the Italian online stock market.

Furthermore:

- the consolidated companies of the Group issued weak letters of patronage totaling Lire 369 billion chiefly on behalf of unconsolidated subsidiaries and affiliated companies to guarantee insurance polices, lines of credit and overdraft arrangements;
- assets of third parties received free on loan, on deposit for safekeeping or for similar purposes amounted to Lire 4,553 billion and consist mainly of equipment leased to Telecom Italia customers; and own securities deposited with third parties;
- collateral received amounts to Lire 209 billion;
- guarantees received amount to Lire 1,551 billion;
- guarantees provided by others for obligations of the Group companies, which consist primarily of sureties to guarantee the performance of non-financial contractual obligations, totaled Lire 648 billion;

2237

- collateral provided to secure the liabilities recorded in the balance sheet totaled Lire 166 billion and consists mainly of mortgages on buildings owned by the Group companies;
- customer order backlog held by the installation companies amount to Lire 889 billion.

Financial derivatives

Financial derivative contracts undertaken to hedge interest rate risks and outstanding at the end the year refer to medium/long-term debt positions as indicated in the following table:

[in billions of lire]	Notional amount/ Capital exchanged at 12/31/1999	Market value of derivatives at 12/31/1999 [a]	Market value of underlying debt positions at 12/31/1999 [b]	Market value of debt including related derivates at 12/31/1999 [c] = [b-a]
Interest rate swap	2,213	36	2,194	2,158
Zero cost collar	144	..	143	143
Cross currency and interest rate swap	832	63	875	812

To determine the market value of the above financial derivatives, various pricing models are used based on current market standards. In particular, the market value of the interest rate swaps and the cross currency and interest rate swaps reflects the present value of the difference between the fixed rate to be paid/received and the market interest rate for maturities having the same remaining life as the swaps. The market value of the cross currency and interest rate swaps also reflect the difference between the foreign currency/domestic currency exchange rate at the closing of the swap and the same market exchange rate at December 31, 1999. Libor rates are used for short-term derivatives [up to one year] and swap rates are used for medium/long-term derivatives [more than one year].
The market value of the debt is estimated as the present value of future cash flows.

The following table indicates the notional amount and the average interest rate to be paid/received by maturity for interest rate swaps.

		Maturity					Total
		2000	2001	2002	2003	Beyond	
Interest rate swap:							
Fixed pay rate, variable receive rate:							
• notional amount [billions of lire]	[*] 298	217	125	300	1,100	173	2,213
• weighted average pay rate	23.80%	4.39%	3.80%	4.65%	3.92%	4.44%	
• weighted average receive rate	CDI	Libor 3M Euro	Libor 3M Euro	Libor 3M Euro	Libor 3M Euro	Libor 3M Euro	

[*] interest rate hedge on a position in Brazilian real

2238

Zero cost collars include two contracts with maturity in 2000.
The notional amount of the derivatives described above, shown under "other memorandum accounts", does not measure the credit risk exposure, which, instead, is limited to the amount of interest to be received each time.

The *cross currency* and interest rate swaps, stipulated in 1999 to hedge an European Investment Bank [EIB] loan in pounds sterling, amount to Lire 605 billion and allow variable rates in pounds sterling to be converted into fixed or variable rates in Euro. The cross currency and interest rate swaps stipulated by the Brazilian companies Tele Celular Sul and Tele Nordeste Celular for an equivalent Lire 77 billion convert USD loans into local currency.

The use of financial derivatives to hedge interest rate risks led to savings of Lire 6.8 billion in funding costs on medium/long-term debt transactions. The use of the *interest rate swaps* and *the cross currency and interest rate swaps* to convert loans made by EIB at variable interest rates or in foreign currency to fixed rate loans in Italian lire, led to a 0.12 percentage point cost reduction compared to the speculative assumptions on loans offered by EIB at fixed rates in Italian lire.

Financial derivatives negotiated to hedge the risks on the securities in portfolio at December 31, 1999 include the following *asset swaps* aimed at hedging the risk of a reduction in the yield or in the value of the underlying securities.

[in billions of lire]	Notional amount Capital exchanged at 12/31/1999	Market value of securities including related derivatives at 12/31/1999
Interest rate swap	424	418
Cross currency and interest rate swap	236	235

Interest rate swaps are used to hedge interest rate risks on securities in domestic currency and convert fixed rate yields to variable rate yields.

Cross currency and interest rate swaps are used to hedge interest rate and currency exchange risks on securities denominated in foreign currency: consequently it becomes possible to transform the yield of the security from the foreign currency to the domestic currency and eventually also to convert from a fixed rate to a variable rate or a variable rate to a fixed rate.

Asset swaps are valued by reference to synthetic securities which are composed of the underlying security plus the swap.
The market value of asset swaps changes in relation to the security issuer's credit and eventually the yield of the synthetic security, as compared to the market rates.

2239

Financial derivatives stipulated to hedge exchange risks and outstanding at the end of the year include hedges on trade and financial payables in foreign currency as shown in the following table:

(in billions of lire)	Capital exchanged at 12/31/1999	Market value of derivatives at 12/31/1999	Market value of underlying debt position at 12/31/1999	Market value of debt including related derivatives at 12/31/1999
Forward contracts in foreign currency	235	(1)	(235)	(236)

The forward contracts refer to forward currency purchases.

The market value of these contracts is determined by reference to the difference between the amount of the underlying debt translated at the exchange rate at December 31, 1999 and the amount of the same debt at the forward exchange rate at the same date. The forward exchange rate is obtained by adding the starting spot exchange rate plus the accrual of premium or discount points pertaining to the period between the starting date and December 31, 1999.

On December 17, 1999, 10 interest rate swap contracts were stipulated, with deferred effect starting from the month of June 2000, for a total amount of Lire 487 billion to hedge interest rate exposure on Italian lire loans which replaced the Cassa Depositi e Prestiti loans.
"Other" in the memorandum accounts also include Lire 1,455 billion of interest rate swap contracts to hedge interest on short-term loans.

Derivative contracts are entered into only with the best rated banks and financial institutions in order to minimize the risk of non-performance.

2240

CONSOLIDATED STATEMENTS OF INCOME

Production value | ***Lire 55,749 billion***

[Lire 51,475 billion in 1998]

Production value increased by Lire 4,274 billion [+8.3% compared to 1998]. The main components of this item are:

- *sales and service revenues*, which, starting from 1999 are shown gross of the amounts due to other TLC carriers, amounted to Lire 52,481 billion, with an increase of Lire 3,974 billion over 1998 [+8.2%]. The growth in revenues reflects the positive performance by mobile telecommunications services, which also benefited from the entry in the scope of consolidation of the Brazilian companies Tele Celular Sul Participacoes and Tele Nordeste Celular Participacoes, and by the information technology sector, which was partly offset by a reduction in the volumes of the manufacturing and installation sectors. A breakdown by sector is provided below:

[in billions of lire]	1999	1998	Change Amount	Change %
Wireline telecommunications Italy	35,856	36,292	[436]	[1.2]
Mobile telecommunications Italy	14,425	11,904	2,521	21.2
International telecommunications	636	740	[104]	[14.1]
Satellite telecommunications Italy	3,160	1,443	1,717	°
Information technology activities	3,074	2,566	508	19.8
Manufacturing activities	1,776	1,975	[199]	[10.1]
Installation activities	1,501	2,165	[664]	[30.7]
	60,428	57,085	3,343	[5.9]
Other activities and IntraGroup eliminations	[7,947]	[8,578]	631	7.4
Consolidated Group revenues	52,481	48,507	3,974	8.2

Revenues from telecommunications services are shown net of Lire 4,626 billion due to other carriers [Lire 3,042 billion in 1998].
Revenues from foreign operations totaled Lire 7,542 billion compared to the Lire 4,932 billion in 1998.

- *Increases in capitalized internal construction costs* totaled Lire 2,056 billion [Lire 2,088 billion in 1998], a decrease of Lire 32 billion. A breakdown is provided below:

[in billions of lire]		1999		1998
• IntraGroup revenues from sales of systems		1,989		2,002
• Other capitalized costs:				
• Personnel	32		51	
• Financial expenses	6		12	
• Materials and other costs	29	67	23	86
Total		2,056		2,088

Financial expenses were charged to "construction in progress and advances to suppliers"

2241

in fixed assets.

2242

- *Other revenues and income* of Lire 998 billion [Lire 1,085 billion in 1998] include the following:

[in billions of lire]	1999	1998
• Operating grants	39	38
• Gains on disposal of intangibles and fixed assets	35	36
• Portion of capital grants recorded in income	141	152
• Other income	783	859
Total	998	1,085

In particular:
- operating grants refer chiefly to the amounts bestowed by public institutions to defray the costs incurred for research, development and technological innovation;
- the portion of capital grants recorded in income represents the portion that became available during the year;
- other income from operations mainly includes charges for the late payment of telephone bills to the telecommunications services companies [Lire 252 billion, compared to Lire 253 billion in 1998].

Production cost — ***Lire 43,293 billion***
[Lire 42,289 billion in 1998]

Production cost, which increased by Lire 1,004 billion [+2.4%] compared to 1998, include the following:

- *raw materials, supplies and merchandise*, totaling Lire 4,354 billion [Lire 4,426 billion in 1998] and *semifinished and finished goods*, amounting to Lire 441 billion [Lire 109 billion in 1998]. These costs, which represent purchases of raw materials and other goods to be used in operations, increased by Lire 260 billion;

- *services costs*, amounting to Lire 14,289 billion [Lire 11,082 billion in 1998], and *cost for the use of property not owned*, totaling Lire 1,363 billion [Lire 1,285 billion in 1998]. Overall, these two items increased by Lire 3,285 billion in relation to the rise in operating costs, the expansion of mobile telecommunications services, the entry in consolidation of the two mobile Brazilian companies and the consolidation of 9Telecom Reseau for the entire year. The item also includes the non-recurring costs incurred by the Parent Company essentially for the take-over bid, the negotiations with Deutsche Telekom, and revisions to the information systems to ensure *carrier preselection* and *number portability*;

- *personnel costs* of Lire 9,636 billion [Lire 9,665 billion in 1998], including Lire 7,341 billion relating to companies which provide telecommunications services.
  The average cost per capita for the Group was Lire 79 million [Lire 79 million in 1998]. At December 31, 1999, employees of the Group numbered 122,662 [123,966 at December 31, 1998], 67 of whom are employed by companies consolidated using the proportional method [7,580 at December 31, 1998]. A breakdown of personnel by business segment is presented as follows:

	12/31/1999	12/31/1998
Wireline telecommunications Italy	76,150	79,508
Mobile telecommunications Italy	9,375	8,893
Satellite telecommunication	1,354	1,270
International telecommunications	5,627	3,621
Information technology activities	10,206	10,101
Manufacturing activities	5,153	7,551
Installation activities	12,704	10,644
Other activities	2,093	2,378
Total	122,662	123,966

The equivalent average number of salaried employees was 121,327 in 1999 [122,417 in 1998]. 6,508 of this number were employed by companies consolidated using the proportional method: 52 by Viasat and 6,456 by Italtel group based on the part of year in which control was held proportionally. A breakdown by category follows:

	1999 Average equivalent number of salaried employees of companies consolidated		
	on a line-by-line basis	by the proportional method	Total
Executives	2,165	228	2,393
Middle management	9,095	465	9,560
Clerical staff	82,723	3,944	86,667
Technicians	20,836	1,871	22,707
Total	114,819	6,508	121,327

– *amortization, depreciation and writedowns* amounted to Lire 11,182 billion [Lire 13,025 billion in 1998], with a decrease of Lire 1,843 billion. This item refers to the following:

- amortization of intangible assets totaling Lire 1,913 billion, compared to Lire 1,598 billion in 1998. The increase of Lire 315 billion is due to higher amortization charges by the Parent Company and TIM [+Lire 58 billion and +Lire 91 billion, respectively, compared to 1998], mainly for investments in software which went into operation during the year, and the amortization of goodwill on the acquisitions of the Brazilian companies Tele Celular Sul Participacoes and Tele Nordeste Celular Participacoes [a total of Lire 131 billion];
- depreciation of fixed assets totaled Lire 8,425 billion, compared to Lire 8,882 billion in 1998, with a decrease of Lire 457 billion. A breakdown by asset category is provided below:

[in billions of lire]	1999	1998
Industrial and non-industrial buildings	528	535
Plant and machinery	7,165	7,514
Manufacturing and distribution equipment	146	191
Other fixed assets	586	642
Total	8,425	8,882

2244

The depreciation charge shows a decrease with respect to the Parent Company [-Lire 711 billion] due to lower depreciation of DECT and SOCRATE assets which were written down in the 1998 financial statements, a reduction in the amount of depreciable assets, the change in the mix of depreciable assets and the revised depreciation rates for the copper network and the switching and transmission systems. Such decrease was partly reduced by the depreciation charges of the new companies included in the scope of consolidation;

- *other writedowns of fixed assets* came to Lire 142 billion [Lire 1,840 billion in 1998]. The reduction, besides referring to lower provisions made to adjust receivables, is due to the writedown made in 1998 by the Parent Company for the permanent reduction in the installations and software related to the DECT and SOCRATE networks [Lire 1,834 billion].

- *writedowns of receivables included in current assets* amounted to Lire 702 billion [Lire 705 billion in 1998] and represent the provisions made during the year to adjust receivables to their estimated realizable value.

- *provisions for risks* and *other provisions* totaled Lire 195 billion [Lire 362 billion in 1998] and consist of provisions made during the year to reserves for contractual risks and pending disputes.

- *miscellaneous operating costs*, amounting to Lire 1,870 billion [Lire 2,278 billion in 1998], include the following:

[in billions of lire]	1999	1998
• operating fee	1,174	1,029
• losses on disposal of intangibles and fixed assets	241	595
• indirect duties and annual taxes, including the local property tax [ICI]	215	210
• charges for broadband suspension and non-reusable materials for SOCRATE	33	178
• membership dues and other costs	207	266
Total	1,870	2,278

Financial income and expense — *-Lire 633 billion*
[Lire 252 billion in 1998]

Financial income and expense shows a net financial expense referring to the following items:

[in billions of lire]	1999	1998
Income from investments in unconsolidated subsidiaries and affiliated companies	277	936
Other financial income	791	641
Interest and other financial expense	[1,701]	[1,325]
Total	[633]	252

- *income from investments in unconsolidated subsidiaries and affiliated companies* totaled Lire 277 billion [Lire 936 billion in 1998]. This item includes dividends from unconsolidated companies of Lire 115 billion, the gain of Lire 53 billion on the sale by

2245

Sirti of the 50% investment in F.O.S. and the gain realized by Telecom Italia on the sale of TIM shares and venture capital investments.

- *other financial income* of Lire 791 billion [Lire 641 billion in 1998] includes the following:

[in billions of lire]		1999		1998
Interest and capital gains on fixed-income securities		187		192
Interest and fees from:				
• unconsolidated subsidiaries	3		2	
• affiliated companies	32		33	
• banks	104		84	
• customers	24	163	19	138
Foreign exchange gains		270		118
Other financial income		171		193
Total		791		641

Interest and capital gains on fixed-income securities refer to interest on long-term investment securities for Lire 3 billion [Lire 6 billion in 1998] and interest and capital gains on marketable securities for Lire 184 billion [Lire 186 billion in 1998].

- *interest and other financial expense* of Lire 1,701 billion [Lire 1,325 billion in 1998] can be analyzed as follows:

[in billions of lire]		1999		1998
Interest and fees paid to:				
• unconsolidated subsidiaries	1		=	
• affiliated companies	1		4	
• banks	680		763	
• suppliers and other lenders	184	866	183	950
Interest and other charges on debenture issues		96		124
Foreign exchange losses		317		116
Other financial expense		422		135
Total		1,701		1,325

In particular:

- interest and fees paid to other lenders consist mostly of interest on medium/long-term debt of the Parent Company;
- interest and fees paid to banks include Lire 448 billion of interest on medium/long-term borrowings and Lire 232 billion of charges relating to short-term positions. Interest is shown net of the interest expense on loans, equivalent to three percentage points, subsidized by the government under Budget Law 1988 [Law No. 67 of March 11, 1988], in connection with loans that replaced those which should have been made by Cassa Depositi e Prestiti.

2246

Value adjustments on financial assets ***-Lire 1,131 billion***
[-Lire 354 billion in 1998]

They include the following:

[in billions of lire]	1999	1998
Upward adjustments on:		
• investments in unconsolidated subsidiaries and affiliated companies	467	315
	467	315
Writedowns of:		
• investments in unconsolidated subsidiaries and affiliated companies	[1,562]	[660]
• long-term investments other than investments in unconsolidated subsidiaries and affiliated companies, included in current assets	[36]	[5]
• securities, other than investments in unconsolidated subsidiaries and affiliated companies, included in current assets	=	[4]
	[1,598]	[669]
Total	[1,131]	[354]

Value adjustments primarily refer to the Group's share of net income or loss of unconsolidated subsidiaries and affiliated companies accounted for by the equity method, including the amortization of positive differences that arose upon the acquisition of these investments. The change is mainly due to writedowns related to the Iridium project [-Lire 185 billion], Telekom Srbija [-Lire 198 billion] and the Astelit Ucraina project [-Lire 56 billion], as well as the effects [-Lire 345 billion] of the results of the Brazilian affiliated companies Maxitel and Solpart Participacoes. Furthermore, Maxitel's and Solpart Participacoes' results were affected by costs connected to the devaluation of the Brazilian real and the amortization charge made by these companies for the acquisition of the mobile license and the investment in Tele Centro Sul.

Extraordinary income and expense ***-Lire 981 billion***
[Lire 133 billion in 1998]

This item includes the following:
- *income* of Lire 280 billion [Lire 981 billion in 1998], which includes Lire 50 billion of gains on the disposal of fixed assets and business segments referring mainly to the reorganization of Italtel group;
- *expenses* of Lire 1,261 billion [Lire 848 billion in 1998], analyzed as follows:
  - Lire 495 billion [Lire 369 billion in 1998] for charges connected to the reorganization of both the Parent Company and the companies in the manufacturing and installation sectors;
  - Lire 364 billion [Lire 333 billion in 1998] for charges to provide employees with uniform pension status, as required under Law No. 58/1992.
  - Lire 402 billion of prior period items and other extraordinary expenses, including costs of Lire 55 billion incurred by the Parent Company on the sale of the 65% investment in Stream.

2247

LOANS RECEIVABLE, ACCOUNTS RECEIVABLE AND ACCRUED INCOME BY MATURITY AND TYPE

	12/31/1999				12/31/1998			
	Amounts due				Amounts due			
[in billions of lire]	Within one year	From two to five years	After five years	Total	Within one year	From two to five years	After five years	Total
Loans included under long-term investments to:								
affiliated companies	-	11	247	258	-	-	111	111
other:								
- Customers	3	10	-	13	5	8	14	27
- Others	187	392	36	615	87	526	110	723
	190	413	283	886	92	534	235	861
Accounts receivable								
Other loans to:								
- unconsolidated subsidiaries	19	-	-	19	20	-	-	20
- affiliated companies	201	-	-	201	370	-	-	370
- other borrowers	67	-	-	67	623	-	-	623
	287	-	-	287	1,013	-	-	1,013
Trade receivables from:								
- customers	14,875	67	-	14,942	14,218	88	-	14,306
- unconsolidated subsidiaries	53	-	-	53	329	-	-	329
- affiliated companies	745	-	-	745	321	-	-	321
- parent companies	2	-	-	2	-	-	-	-
- others	141	-	-	141	142	-	-	142
	15,816	67	-	15,883	15,010	88	-	15,098
Other receivables from:								
- unconsolidated subsidiaries	3	-	-	3	3	-	-	3
- affiliated companies	7	-	-	7	16	-	-	16
- others	2,312	270	312	2,894	1,716	43	414	2,173
	2,322	270	312	2,904	1,735	43	414	2,192
Total accounts receivable	18,425	337	312	19,074	17,758	131	414	18,303
Accrued income	94	-	-	94	98	-	-	98

2248

LIABILITIES AND ACCRUED EXPENSES BY MATURITY AND TYPE

	12/31/1999				12/31/1998			
	Amounts due				Amounts due			
[in billions of lire]	Within one year	From two to five years	After five years	Total	Within one year	From two to five years	After five years	Total
Medium and long-term debt								
Debentures	328	753	825	1,906	511	1,069	901	2,481
Due to banks	1,831	6,508	628	8,967	1,741	6,104	1,175	9,020
Due to other lenders	343	1,005	271	1,619	445	1,163	426	2,034
Due to suppliers	9	8	-	17	-	-	-	-
Other liabilities	1	3	1	5	2	1	-	3
	2,512	8,277	1,725	12,514	2,699	8,337	2,502	13,538
Short-term debt								
Due to banks	6,813	-	-	6,813	6,210	-	-	6,210
Due to other lenders	119	-	-	119	297	-	-	297
Due to suppliers	106	-	-	106	5	-	-	5
Accounts payable to unconsolidated subsidiaries	9	-	-	9	6	-	-	6
Accounts payable to affiliated companies	11	-	-	11	100	-	-	100
Other liabilities	52	-	-	52	24	-	-	24
	7,110	-	-	7,110	6,642	-	-	6,642
Trade payables [1]								
Accounts payable to suppliers	11,648	1	3	11,652	10,590	-	-	10,590
Accounts payable to unconsolidated subsidiaries	22	-	-	22	242	-	-	242
Accounts payable to affiliated companies	458	-	-	458	621	-	-	621
Accounts payable to parent companies	5	-	-	5	-	-	-	-
	12,133	1	3	12,137	11,453	-	-	11,453
Miscellaneous payables								
Payable to unconsolidated subsidiaries	8	-	-	8	5	-	-	5
Accounts payable to affiliated companies	687	-	-	687	408	367	-	775
Taxes payable	2,284	11	-	2,295	2,952	22	-	2,974
Contributions to pension and social security institutions	479	474	902	1,855	503	447	1,030	1,980
Other liabilities	6,894	8	1	6,903	6,643	292	2	6,937
	10,352	493	903	11,748	10,511	1,128	1,032	12,671
Total liabilities [1]	32,107	8,771	2,631	43,509	31,305	9,465	3,534	44,304
Accrued expenses	240			240	294	-	-	294

[1] Does not include advances.

2249

RECONCILIATION OF THE STOCKHOLDERS' EQUITY AND NET INCOME OF TELECOM ITALIA AND THE CONSOLIDATED FIGURES FOR THE YEAR ENDED DECEMBER 31, 1998

	Telecom Italia interest				Minority interest			Total
	Share capital and reserves							
[in billions of lire]	Share capital	Reserves and retained earnings	Net income	Total	Share capital and reserves	Net income	Total	
Financial statements of Telecom Italia at December 31, 1998	7,421	22,340	2,790	32,551				32,551
Results of consolidated companies			723	723		1,501	1,501	2,224
Capital and reserves of consolidated companies		17,122		17,122	2,782		2,782	19,904
• *carrying value of investments in consolidated companies*		[17,412]		[17,412]				[17,412]
Consolidation adjustments:								
• *elimination of tax-related entries*		[319]	61	[258]	13	[4]	9	[249]
• *valuation of investments by the equity method*		98	[254]	[156]	[32]	[40]	[72]	[228]
• *positive differences on purchase of investments*		468	[41]	427	20	[3]	17	444
• *elimination of intraGroup dividends*		23	[964]	[941]	2	[34]	[32]	[973]
• *losses of subsidiaries included in the results of parent companies*		[966]	1,352	386	[15]	15	-	386
• *gains on sales of investments*		[218]	218	-	[49]	49	-	-
• *elimination of intraGroup profits included in fixed assets and intangibles*		[636]	[104]	[740]	[120]	[55]	[175]	[915]
• *other*		[100]	49	[51]	11	[7]	4	[47]
Consolidated financial statements at December 31, 1998	7,421	20,400	3,830	31,651	2,612	1,422	4,034	35,685

2250

RECONCILIATION OF THE STOCKHOLDERS' EQUITY AND NET INCOME OF TELECOM ITALIA AND THE CONSOLIDATED FIGURES FOR THE YEAR ENDED DECEMBER 31, 1998

	Telecom Italia interest				Minority interest			Total
	Share capital and reserves							
[in billions of lire]	Share capital	Reserves and retained earnings	Net income	Total	Share capital and reserves	Net income	Total	
Financial statements of Telecom Italia at December 31, 1999	7,426	23,101	5,050	35,577				35,577
Results of consolidated companies			747	747		1,442	1,442	2,189
Capital and reserves of consolidated companies		19,359		19,359	3,911		3,911	23,270
• *carrying value of investments in consolidated companies*		[21,087]		[21,087]				[21,087]
Consolidation adjustments:								
• *elimination of tax-related entries*		[299]	31	[268]	7	[2]	5	[263]
• *valuation of investments by the equity method*		[109]	[364]	[473]	[53]	[112]	[165]	[638]
• *positive differences on purchase of investments*		1,833	[161]	1,672	359	[37]	322	1,994
• *elimination of intraGroup dividends*		576	[2,258]	[1,682]	2	[28]	[26]	[1,708]
• *losses of subsidiaries included in the results of parent companies*		[298]	356	58	[52]	66	14	72
• *gains on sales of investments*		15	[25]	[10]	8	[7]	1	[9]
• *elimination of intraGroup profits included in fixed assets and intangibles*		[752]	[36]	[788]	[164]	[4]	[168]	[956]
• *other*		[125]	24	[101]	[9]	[17]	[26]	[127]
Consolidated financial statements at December 31, 1999	7,426	22,214	3,364	33,004	4,009	1,301	5,310	38,314

2251

STATEMENT OF CHANGES IN CONSOLIDATED STOCKHOLDERS' EQUITY DURING THE YEAR ENDED DECEMBER 31, 1998

	Telecom Italia				Minority interest			Total
[in billions of lire]	Share capital	Reserves and retained earnings	Net income	Total	Share capital and reserves	Net income	Total	
Consolidated financial statements at December 31, 1997	7,421	19,881	2,609	29,911	2,284	839	3,123	33,034
Appropriation of 1997 net income:								
dividends distributed			[1,453]	[1,453]		[447]	[447]	[1,900]
transfer to reserves		1,156	[1,156]	-	392	[392]	-	-
Translation adjustments on the conversion of financial statements in foreign currencies and other		[637]		[637]	[64]		[64]	[701]
Net income for the year			3,830	3,830		1,422	1,422	5,252
Consolidated financial statements at December 31, 1998	7,421	20,400	3,830	31,651	2,612	1,422	4,034	35,685

2252

STATEMENT OF CHANGES IN CONSOLIDATED STOCKHOLDERS' EQUITY DURING THE YEAR ENDED DECEMBER 31, 1999

	Telecom Italia				Minority interest			Total
[in billions of lire]	Share capital	Reserves and retained earnings	Net income	Total	Share capital and reserves	Net income	Total	
Consolidated financial statements at December 31, 1998	7,421	20,400	3,830	31,651	2,612	1,422	4,034	35,685
Appropriation of 1998 net income:								
dividends distributed			[2,121]	[2,121]		[688]	[688]	[2,809]
transfer to reserves		1,709	[1,709]	-	734	[734]	-	-
Distribution of reserves				-	[469]		[469]	[469]
Stock options	5	60		65				65
Line-by-line consolidation of Tele Celular Sul Participacoes and Tele Nordeste Celular Participacoes					1,082		1,082	1,082
Translation adjustments on the conversion of financial statements in foreign currencies and other		45		45	50		50	95
Net income for the year			3,364	3,364		1,301	1,301	4,665
Consolidated financial statements at December 31, 1999	7,426	22,214	3,364	33,004	4,009	1,301	5,310	38,314

2253

LIST OF COMPANIES CONSOLIDATED ON A LINE-BY-LINE BASIS

Name [type of business]	Head office		Share capital	Interest held %	by	% held by Telecom Italia Group
Fixed telecommunications - Italy						
PATH.NET S.p.A. [networking systems and telecommunications]	Rome [Italy]	ITL	50,000,000,000	99.99 0.01	TELECOM ITALIA SODALIA	100.00
Mobile telecommunications - Italy						
TELECOM ITALIA MOBILE S.p.A. [mobile telecommunications]	Turin [Italy]	ITL	794,264,870,066	60.05	TELECOM ITALIA	52.32
Satellite telecommunications - Italy						
IRIDIUM ITALIA S.p.A. [satellite-based mobile services]	Rome [Italy]	ITL	210,000,000,000	30.00 35.00 35.00	TELECOM ITALIA TELECOM ITALIA MOBILE TELESPAZIO	83.31
TELESPAZIO S.p.A. [satellite telecommunication services]	Rome [Italy]	ITL	184,000,000,000	100.00	TELECOM ITALIA	100.00
- COM.STAR S.r.l. [cabling systems]	Rome [Italy]	ITL	50,000,000	80.00	TELESPAZIO	80.00
- CTM - Centro di Telerilevamento Mediterraneo S.c.p.A. [research]	Palermo [Italy]	ITL	3,500,000,000	51.00	TELESPAZIO	51.00
- DAMOS SUDAMERICA S.A. [supply of Orbcomm satellite services]	Rio de Janeiro [Brazil]	BRL	12,000,000	63.99 4.01	TELESPAZIO ENTEL CHILE	63.99
- EURIMAGE S.p.A. [distribution and sale of remote sensing data]	Rome [Italy]	ITL	8,600,000,000	51.00	TELESPAZIO	51.00
- EUROPEAN COMPANY FOR MOBILE COMMUNICATION SERVICES B.V. [marketing od Orbcomm satellite services in European area]	Amsterdam [Holland]	Euro	15,463,572	69.44	TELESPAZIO	69.44
- EUROPEAN COMPANY FOR MOBILE COMMUNICATION OPERATIONS B.V. [mobile telephony services]	Amsterdam [Holland]	Euro	45,500	100.00	EUROPEAN COMPANY FOR MOBILE COMM. SERV.	69.44
- FINSATEL S.r.l. [holding company]	Rome [Italy]	ITL	266,000,000	100.00	TELESPAZIO	100.00
- TELEO S.p.A. [distribution of products and services for satellite mobile communications]	Rome [Italy]	ITL	6,100,000,000	100.00	TELESPAZIO	100.00
- TELESPAZIO IRELAND Ltd [holding company]	Dublin [Ireland]	Euro	1	100.00	TELESPAZIO	100.00
- TELESPAZIO LUXEMBOURG HOLDING S.A. [holding company]	Luxembourg	LUF	1,250,000	100.00	TELESPAZIO	100.00
International telecommunications						
STET INTERNATIONAL S.p.A. [acquisition and management of investments in foreign telecommunications companies]	Rome [Italy]	ITL	1,717,000,000,000	88.00 12.00	TELECOM ITALIA TELECOM ITALIA MOBILE	94.28
- STET INTERNATIONAL NETHERLANDS N.V. [holding company]	Amsterdam [Holland]	NLG	996,381,900	58.82 41.18	STET INTERNATIONAL TELECOM ITALIA	96.63
- 9 TELECOM RESEAU S.A.S. [investments in research and telecommunication services]	Boulogne Billancourt [France]	FRF	2,033,276,800	90.00 1.64	STET INTERNATIONAL NETHERLANDS TMI TELEMEDIA INT. Ltd	88.61
- ICH - International Communication Holding N.V. [holding company]	Amsterdam [Holland]	NLG	100,000	100.00	STET INTERNATIONAL NETHERLANDS	96.63
- ETI Euro Telecom International N.V. [holding company]	Amsterdam [Holland]	NLG	100,100	100.00	ICH	96.63

2254

(continued) List of companies consolidated on a line-by-line basis

Name (type of business)	Head office		Share capital	Interest held %	by	% held by Telecom Italia Group
- ENTEL Empresa Nacional de Telecomunicaciones S.A. [domestic and international long-distance telephone services]	La Paz [Bolivia]	BOB	1,280,898,800	50.00	ETI	48.32
- DATACOM S.A. [data transmission services]	La Paz [Bolivia]	BOB	21,746,600	70.00	ENTEL BOLIVIA	33.82
- INDIAN TELECOMMUNICATION HOLDING B.V. [holding company]	Amsterdam [Holland]	NLG	22,000,000	100.00	STET INTERNATIONAL NETHERLANDS	96.63
- INTELCOM SAN MARINO S.p.A. [telecommunication services in San Marino]	Republic of San Marino	ITL	3,000,000,000	70.00	STET INTERNATIONAL NETHERLANDS	67.64
- STET FRANCE S.A. [holding company]	Paris [France]	FRF	6,000,000	99.99 0.01	STET INTERNATIONAL NETHERLANDS Nominees	96.63
GOLDEN NETHERLANDS N.V. [holding company]	Amsterdam [Holland]	NLG	200,000	95.00 5.00	TELECOM ITALIA STET INTERNATIONAL NETHERLANDS	99.83
STET MOBILE HOLDING N.V. [holding company]	Amsterdam [Holland]	NLG	321,898,300	12.19 49.00 38.81	TELECOM ITALIA TELECOM ITALIA MOBILE STET INTERNATIONAL	74.41
- BITEL PARTICIPACOES S.A. [holding company]	Rio de Janeiro [Brazil]	BRL	938,029,250	99.99 0.01	STET MOBILE HOLDING Nominees	74.41
- TELE CELULAR SUL PARTICIPACOES S.A. [holding company for operating companies providing mobile network services]	Curitiba [Brazil]	BRL	175,872,361	51.79	BITEL	14.33
- TELEPAR CELULAR S.A. [mobile telephony operator]	Curitiba [Brazil]	BRL	214,880,019	81.98	TELE CELULAR SUL	11.75
- TELESC CELULAR S.A. [mobile telephony operator]	Florianopolis [Brazil]	BRL	240,625,505	91.40	TELE CELULAR SUL	13.10
- CTMR CELULAR S.A. [mobile telephony operator]	Pelotas [Brazil]	BRL	21,251,912	81.32	TELE CELULAR SUL	11.65
- TELE NORDESTE CELULAR PARTICIPACOES S.A. [holding company for operating companies providing mobile network services]	Brasilia [Brazil]	BRL	108,942,588	51.79	BITEL	14.33
- TELEPISA CELULAR S.A. [mobile telephony operator]	Teresina [Brazil]	BRL	22,775,024	97.88	TELE NORDESTE CELULAR	14.03
- TELECEARA' CELULAR S.A. [mobile telephony operator]	Fortaleza [Brazil]	BRL	87,049,907	85.28	TELE NORDESTE CELULAR	12.22
- TELERN CELULAR S.A. [mobile telephony operator]	Natal [Brazil]	BRL	42,823,492	92.57	TELE NORDESTE CELULAR	13.27
- TELPA CELULAR S.A. [mobile telephony operator]	Joao Pessoa [Brazil]	BRL	42,268,922	95.08	TELE NORDESTE CELULAR	13.62
- TELPE CELULAR S.A. [mobile telephony operator]	Recife [Brazil]	BRL	108,688,266	95.06	TELE NORDESTE CELULAR	13.62
- TELASA CELULAR S.A. [mobile telephony operator]	Maceio' [Brazil]	BRL	30,255,834	97.39	TELE NORDESTE CELULAR	13.96
- STET HELLAS TELECOMMUNICATIONS S.A. [operation of GSM service in Greece]	Athens [Greece]	GRD	36,300,000,000	58.14	STET MOBILE HOLDING	43.27
- TELEPOLIS SERVICES OF MOBILE TELEPHONY S.A. [mobile telephony]	Athens [Greece]	GRD	500,000,000	100.00	STET HELLAS	43.27
- U-MOBIL B.V. [holding company]	Amsterdam [Holland]	NLG	71,040,000	100.00	STET MOBILE HOLDING	74.41
TELECOM ITALIA DO BRASIL S/C Ltda [collaboration agreements and contracts]	Rio de Janeiro [Brazil]	BRL	2,699,758	99.99 0.01	TELECOM ITALIA Nominees	100.00
TELECOM ITALIA OF NORTH AMERICA Inc. [promotional services for telecommunications]	New York [USA]	USD	5,550,000	100.00	TELECOM ITALIA	100.00

2255

(continued) List of companies consolidated on a line-by-line basis

Name (type of business)	Head office		Share capital	Interest held %	by	% held by Telecom Italia Group
TMI TELEMEDIA INTERNATIONAL ITALIA S.p.A. [acquisition of investments in Italian and international telecommunications companies and institutions]	Rome [Italy]	ITL	167,528,000,000	100.00	TELECOM ITALIA	100.00
- TMI TELEMEDIA INTERNATIONAL NETHERLANDS B.V. [holding company]	Amsterdam [Holland]	NLG	40,000	100.00	TMI TELEMEDIA INTERNATIONAL ITALIA	100.00
- TMI TELEMEDIA INTERNATIONAL LUXEMBOURG S.A. [holding company]	Luxembourg	LUF	3,313,950,000	99.99 0.01	TMI TELEMEDIA INTERNATIONAL ITALIA Nominees	100.00
- TMI TELEMEDIA INTERNATIONAL Ltd [telecommunication services]	London [UK]	USD	265,056,728	100.00	TMI TELEMEDIA INTERNAT. LUXEMBOURG	100.00
- EURO DATACOM Ltd [telecommunication services]	Huddersfield [UK]	GBP	306,666	100.00	TMI TELEMEDIA INT. Ltd	100.00
- INTELECTUS BUSINESS COMUNICATION ESPANA S.A. [telecommunication services]	Madrid [Spain]	ESP	350,000,000	100.00	TMI TELEMEDIA INT. Ltd	100.00
- TMI – HUNGARY TRADING AND SERVICES Ltd [telecommunication services]	Budapest [Ungary]	HUF	1,000,000	100.00	TMI TELEMEDIA INT. Ltd	100.00
- TELEMEDIA INTERNATIONAL USA Inc. [telecommunication services]	New Jersey [USA]	USD	22,600,000	100.00	TMI TELEMEDIA INT. Ltd	100.00
- TELECOM MEDIA INTERNATIONAL ITALY-CANADA Inc. [telecommunication services]	Montreal [Canada]	CAD	952,100	100.00	TMI TELEMEDIA INT. Ltd	100.00
- TMI TELEMEDIA INTERNATIONAL DO BRASIL Ltda [telecommunication services]	São Paulo [Brazil]	BRL	2,443,217	99.99 0.01	TMI TELEMEDIA INT. Ltd Nominees	100.00
- TMI TELEMEDIA INTERNATIONAL HONG KONG Ltd [telecommunication services]	Hong Kong [China]	HKD	151,200,000	99.99 0.01	TMI TELEMEDIA INT. Ltd TELEMEDIA INT. USA	100.00
Information technology activities						
FINSIEL – Consulenza e Applicazioni Informatiche S.p.A. [conception and implementation of projects in information technology applications]	Rome [Italy]	ITL	116,132,400,000	77.19 0.63	TELECOM ITALIA SOGEI	77.68
- ASPASIEL S.r.l. [information systems]	Rome [Italy]	ITL	500,000,000	50.00	FINSIEL	38.84
- BANKSIEL – Società di Informatica e Organizzazione p.A. [design, installation, operation and maintenance of information systems for bank and insurance companies]	Milan [Italy]	ITL	20,000,000,000	55.50	FINSIEL	43.11
- BISIEL - Banca e Impresa Sistemi Elettronici S.p.A. [multibank software]	Mantua [Italy]	ITL	8,000,000,000	51.00	BANKSIEL	21.99
- COMITSIEL S.p.A. [information systems]	Milan [Italy]	ITL	4,000,000,000	70.00	BANKSIEL	30.18
- SIBISIEL - Società di Informatica per la Banca e l'Impresa S.p.A. [information systems]	Bari [Italy]	ITL	2,000,000,000	51.00 9.80	BANKSIEL SIBISIEL	24.38
- CARISIEL Sistemi Informativi Elettronici per il Settore Creditizio e Finanziario S.p.A. [electronic information systems for banking and financial industry]	Rende [Cosenza, Italy]	ITL	1,490,000,000	2.00 49.00	FINSIEL BANKSIEL	22.68
- CONSIEL – Società di Management Consulting e Formazione p.A. [corporate consulting and management services]	Milan [Italy]	ITL	9,900,000,000	79.50	FINSIEL	61.76
- ASKA S.r.l. [consulting]	Milan [Italy]	ITL	20,000,000	60.00	CONSIEL	37.05
- HITECO CONSULTANTS S.r.l. [consulting]	Milan [Italy]	ITL	50,000,000	60.00	CONSIEL	37.05

(continued) List of companies consolidated on a line-by-line basis

Name [type of business]	Head office		Share capital	Interest held %	by	% held by Telecom Italia Group
- JMAC CONSIEL S.p.A. [data collection and analysis for systems sales to business]	Milan [Italy]	ITL	300,000,000	45.00	CONSIEL	27.79
- METIS S.p.A. [consulting]	Genoa [Italy]	ITL	300,000,000	100.00	CONSIEL	61.76
- DITEL ENGINEERING S.r.l. [consulting]	Genoa [Italy]	ITL	20,000,000	99.00	METIS	61.14
- LOGICASIEL S.p.A. [information systems]	Milan [Italy]	ITL	1,363,640,000	55.00	FINSIEL	42.72
- EIS – Elettronica Ingegneria Sistemi S.p.A. [design, installation, operation and maintenance of sophisticated electronic systems]	Rome [Italy]	ITL	10,000,000,000	87.81	FINSIEL	68.21
- FINSIEL DO BRASIL Ltda [information systems]	São Paulo [Brazil]	BRL	222,223	90.00 9.99 0.01	FINSIEL CONSIEL Nominees	76.09
- FINSIEL HELLAS S.A. [information systems]	Koropi [Greece]	GRD	230,000,000	51.00	FINSIEL	39.62
- FINSIEL ROMANIA S.r.l. [information systems]	Bucharest [Romania]	ROL	11,841,500,000	90.53	FINSIEL	70.33
- INSIEL – Informatica per il Sistema degli Enti Locali S.p.A. [information systems]	Trieste [Italy]	ITL	15,000,000,000	52.00	FINSIEL	40.39
- SIT – Sistemi Interportuali Trieste S.p.A. [information technologies, automation and company management services]	Trieste [Italy]	ITL	250,000,000	56.00	INSIEL	22.62
- INTERSIEL – Società Interregionale Sistemi Informativi Elettronici S.p.A. [design, installation, operation and maintenance of information systems]	Rende [Cosenza, Italy]	ITL	2,000,000,000	100.00	FINSIEL	77.68
- KRENESIEL S.p.A. - Società Sarda di Informatica [information systems]	Sassari [Italy]	ITL	5,000,000,000	41.00 10.00	FINSIEL INSIEL	35.89
- NETSIEL - Networks Produttivi per Sistemi Informativi Elettronici S.p.A. [information products and production of software for sale]	Bari [Italy]	ITL	39,500,000,000	100.00	FINSIEL	77.68
- SINTESIEL S.r.l. [information systems]	Rome [Italy]	ITL	250,000,000	88.00	FINSIEL	68.36
- SOGEI - Società Generale d'Informatica S.p.A. [information systems and related services for the Ministry of Finances and Italian and foreign public administrations]	Rome [Italy]	ITL	20,000,000,000	100.00	FINSIEL	77.68
- TELE SISTEMI FERROVIARI S.p.A. [information systems]	Rome [Italy]	ITL	149,099,000,000	61.00	FINSIEL	47.39
- VENIS - Venezia Informatica e Sistemi S.p.A. [information systems for the municipality of Venice and other public entities]	Venice [Italy]	ITL	3,000,000,000	20.40 30,60	FINSIEL INSIEL	28.21
SODALIA S.p.A. [production of advanced software for telecommunications networks and services]	Trento [Italy]	ITL	6,000,000,000	100.00	TELECOM ITALIA	100.00
TELESOFT S.p.A. [telecommunication software]	Rome [Italy]	ITL	40,500,000,000	60.00 40.00	TELECOM ITALIA FINSIEL	91.07
- TECO SOFT ESPANA S.A. [telecommunication software]	Madrid [Spain]	ESP	60,000,000	100.00	TELESOFT	91.07
- TELESOFT AMERICA Inc. [telecommunication softwarei]	New Jersey [USA]	USD	700,000	100.00	TELESOFT	91.07
- TELESOFT HELLAS S.A. [telecommunication software]	Athens [Greece]	GRD	10,000,000	100.00	TELESOFT	91.07
- TELESOFT RUSSIA Z.A.O. [telecommunication software]	Moscow [Russia]	RUR	1,592,000	75.00	TELESOFT	68.30

2257

(continued) List of companies consolidated on a line-by-line basis

Name (type of business)	Head office		Share capital	Interest held %	by	% held by Telecom Italia Group
Manufacturing activities						
TELSI Ltd [holding company for telecommunications manufacturers]	Bracknell [UK]	GBP	1,119,364,000	100.00	TELECOM ITALIA	100.00
- ITALTEL S.p.A. [telecommunications systems]	Milan [Italy]	ITL	396,000,000,000	100.00	TELSI Ltd	100.00
- ITALCOM - Sistemi Italiani di Commutazione S.p.A. [interactive television systems]	Milan [Italy]	ITL	200,000,000	100.00	ITALTEL	100.00
- ITALTEL CERM Palermo S.c.p.A. [research]	Carini [Palermo, Italy]	ITL	4,122,500,000	90.00 10.00	ITALTEL CSELT	100.00
- ITALTEL B.V. [marketing and finance]	Amsterdam [Holland]	NLG	4,000,000	100.00	ITALTEL	100.00
- ITALTEL A.O. [telecommunications systems]	St. Petersburg [Russia]	RUR	20,000,000	100.00	ITALTEL B.V.	100.00
- ITALTEL DE CHILE S.A. [telecommunications systems]	Santiago [Chile]	CLP	46,789,237	90.00 10.00	ITALTEL B.V. ITALTEL	100.00
- ITALTEL NIGERIA Ltd [maintenance of telecommunications systems]	Lagos [Nigeria]	Naira	2,000,000	99.99 0.01	ITALTEL B.V. ITALTEL	100.00
- ITALTEL S.A. [telecommunications systems]	Madrid [Spain]	ESP	100,000,000	100.00	ITALTEL B.V.	100.00
- ITALTEL DE COSTA RICA S.A. [marketing]	San Josè [Costa Rica]	CRC	1,000,000	100.00	ITALTEL B.V.	100.00
- TRANSDIGI S.A.- [telecommunications systems]	Buenos Aires [Argentina]	ARS	2,093	96.00 4.00	ITALTEL B.V. ITALTEL	100.00
Installation activities						
SIRTI S.p.A. [design and installation of telecommunications and electrical services]	Milan [Italy]	ITL	220,000,000,000	48.98	TELECOM ITALIA	48.98
- CONSTRUTEL MATRICIAL DE CHILE S.A. [design and installation of telecommunications services]	Santiago [Chile]	CLP	287,721,000	100.00	SIRTI	48.98
- CONSTRUTEL PROJETOS E CONSTRUCOES Ltda [installation of telecommunications and electrical services]	Belo Horizonte [Brazil]	BRL	20,200,000	44.00 13.73 29.27	SIRTI MATRICIAL PROJETOS TELEINVEST	41.60
- MATRICIAL PROJETOS E CONSULTORIA Ltda [design of telecommunications and electrical services]	Belo Horizonte [Brazil]	BRL	160,000	51.00 34.00	SIRTI TELEINVEST	41.63
- SINTED S.p.A. [production and installation of integrated systems for buildings]	Milan [Italy]	ITL	300,000,000	100.00	SIRTI	48.98
- SIRTI GmbH [construction and maintenance of telecommunications systems]	Berlin [Germany]	D.M.	20,000,000	100.00	SIRTI	48.98
- SIRTI Ltd [construction and maintenance of telecommunications systems]	London [UK]	GBP	17,000,000	100.00	SIRTI	48.98
- SIRTI S.A. [construction and maintenance of telecommunications systems]	Paris [France]	FRF	37,258,358	100.00	SIRTI	48.98
- SIRTI BOLIVIA S.A. [construction and maintenance of telecommunications systems]	La Paz [Bolivia]	BOB	4,980,000	70.00 21.00	SIRTI TELEINVEST	44.57
- FININDUSTRIA S.A. [miscellaneous activities]	Madrid [Spain]	ESP	29,000,000	100.00	SIRTI	48.98
- SEIRT Sociedad Española de Instalaciones Redes Telefonicas S.A. [construction and maintenance of telecommunications systems]	Madrid [Spain]	ESP	360,000,000	50.00 50.00	SIRTI FININDUSTRIA	48.98

(continued) List of companies consolidated on a line-by-line basis

Name (type of business)	Head office		Share capital	Interest held %	by	% held by Telecom Italia Group
- SIRTI ARGENTINA S.A. [construction and maintenance of telecommunications systemsi]	Buenos Aires [Argentina]	ARS	5.000.000	100,00	SIRTI	48,98
- SIRTI POLSKA Sp.Zo.o [construction and maintenance of telecommunications systems]	Warsav [Poland]	Zloty	10.778.000	100,00	SIRTI	48,98
- SIRTI PORTUGAL TELECOMUNICACOES S.A. [construction and maintenance of telecommunications systems]	Lisbona [Portogallo]	PTE	1.200.000.000	99,00 1,00	SIRTI SEIRT	48,98
- TELEINVEST PARTICIPACOES Ltda [holding company]	Belo Horizonte [Brazil]	BRL	14.918.970	100,00	SIRTI	48,98
Other activities						
ATESIA – Telemarketing Comunicazione Telefonica e Ricerche di Mercato S.p.A. [telemarketing]	Rome [Italy]	L.	6.100.000.000	100,00	TELECOM ITALIA	100,00
CSELT - Centro Studi e Laboratori Telecomunicazioni S.p.A. [studies and research in telecommunications and electronics] e dell'elettronica]	Torino [Italy]	L.	1.200.000.000	100,00	TELECOM ITALIA	100,00
- OPTICAL TECHNOLOGIES CENTER S.r.l. [ricerca e sviluppo di tecnologie ottiche applicate alle telecomunicazioni]	Torino [Italy]	L.	17.000.000.000	100,00	CSELT	100,00
ELETTRA TLC S.p.A. [prestazione di servizi connessi con i sistemi cablofonici sottomarini utilizzati nelle telecomunicazioni]	Roma [Italy]	L.	20.000.000.000	100,00	TELECOM ITALIA	100,00
EMSA - Società Immobiliare p.A. [gestione di immobili]	Torino [Italy]	L.	1.123.596.000	100,00	TELECOM ITALIA	100,00
SAIAT - Società Attività Intermedie Ausiliarie Telecomunicazioni p.A. [finanziaria]	Torino [Italy]	L.	68.408.000.000	100,00	TELECOM ITALIA	100,00
- TELELEASING – Leasing di Telecomunicazioni e Generale S.p.A. [locazione finanziaria di beni immobili e mobili]	Torino [Italy]	L.	27.216.500.000	79,42 0,58	SAIAT TELECOM ITALIA	80,00
- TELSY Elettronica e Telecomunicazioni S.p.A. [produzione e vendita di apparecchi e sistemi elettronici di telecomunicazione crypto]	Torino [Italy]	L.	750.000.000	100,00	SAIAT	100,00
SARITEL S.p.A. [service factory del Gruppo per i servizi a valore aggiunto in rete]	Pomezia [Roma, Italy]	L.	22.224.000.000	100,00	TELECOM ITALIA	100,00
SCUOLA SUPERIORE GUGLIELMO REISS ROMOLI S.p.A. [formazione professionale]	L'Aquila [Italy]	L.	3.000.000.000	100,00	TELECOM ITALIA	100,00
SOFTE S.A. [finanziaria]	Lussemburgo	US $ [Italy]	100.000.000	99,99 0,01	TELECOM ITALIA SAIAT	100,00
- SOGERIM S.A. [commerciale e finanziaria]	Lussemburgo	Euro	525.000	99,95 0,05	SOFTE SAIAT	100,00
TECNITEL Tecnologie Italiane di Telecomunicazioni S.p.A. [finanziaria]	Roma [Italy]	L.	1.000.000.000	100,00	TELECOM ITALIA	100,00
TRAINET S.p.A. [sviluppo, esercizio e commercializzazione sistemi di teledidattica]	Roma [Italy]	L.	1.305.800.000	100,00	TELECOM ITALIA	100,00

2259

LIST OF COMPANIES CONSOLIDATED BY THE PROPORTIONAL METHOD

Name (type of business)	Head office		Share capital	Interest held %	Interest held by	% held by Telecom Italia Group
Telecomunicazioni satellitari						
VIASAT S.p.A. [progettazione e sperimentazione di tecnologie avanzate nell'area di trasmissione ed elaborazione delle informazioni]	Roma	L.	4.665.300.000	33,54 16,46	TELESPAZIO FINSATEL	50,00
- VIASAT ASSISTANCE S.p.A. [commercializzazione e gestione operativa di telecomunicazioni]	Roma	L.	1.200.000.000	100,00	VIASAT	50,00

2260

LIST OF COMPANIES CONSOLIDATED BY THE EQUITY METHOD

Name (type of business)	Head office		Share capital	Interest held %	by	% held by Telecom Italia Group
SUBSIDIARIES						
MEIE ASSISTENZA S.p.A. (insurance)	Milan (Italy)	ITL	1,500,000,000	87.14	MEIE ASSICURAZIONI	40.30
MEIE ASSICURAZIONI S.p.A. (insurance)	Milan (Italy)	ITL	46,063,852,400	20.02	TELECOM ITALIA	46.25
				22.07	SAIAT	
				2.75	SIRTI	
				1.26	TELECOM ITALIA MOBILE	
				2.81	Altre imprese del Gruppo	
MEIE SERVIZI Gestione Amministrativa Fondi Pensione S.r.l. (pension funds management)	Milan (Italy)	ITL	100,000,000	60.00	MEIE VITA	84.20
				40.00	SAIAT	
MEIE VITA S.p.A. (insurance)	Milan (Italy)	ITL	24,500,000,000	51.02	SAIAT	73.67
				48.98	MEIE ASSICURAZIONI	
PROMOASS S.r.l. (insurance)	Milan (Italy)	ITL	20,000,000	49.00	SAIAT	75.33
				41.00	MEIE ASSICURAZIONI	
				10.00	MEIE VITA	
RARTEL S.A. (construction and management of telecommunications network in Romania)	Bucharest (Romania)	ROL	4,685,000,000	50.06	TELESPAZIO	51.06
				1.00	TELEO	
TELEFONIA MOBILE SAMMARINESE S.p.A. (mobile telecommunications)	Republic of S. Marino	ITL	150,000,000	51.00	INTELCOM S.MARINO	34.50
TELEOS B.V. (operative holding company)	Amsterdam (Holland)	NLG	40,000	100.00	TELESPAZIO	100.00
TELEOS INTERNATIONAL B.V. (products and services for satellite mobile communications)	Amsterdam (Holland)	NLG	40,000	100.00	TELEOS	100.00
T.I.SCOM S.A. (satellite mobile communications services)	Curitiba (Brazil)	BRL	7,735,000	51.00	TELESPAZIO	51.00
AFFILIATED COMPANIES						
ANCITEL S.p.A. (online services for municipalities)	Rome (Italy)	ITL	1,650,000,000	10.91	TELECOM ITALIA	14.58
				9.09	INSIEL	
ASCAI SERVIZI S.r.l. (promotion of communications strategies-and processes)	Rome (Italy)	ITL	122,000,000	40.98	SAIAT	40.98
ASTELIT Ltd. (telecommunication services)	Moscow	RUR (Russia)	500	50.00	TELECOM ITALIA	50.00
ASTELIT LLC (mobile telecommunication services)	Kiev	UAH (Ukraine)	1,030	49.00	U-MOBIL	36.46
ASTROLINK INTERNATIONAL LLC (satellite telecommunication services)	Delaware	USD (USA)	1,350,100,000	18.52	TELESPAZIO LUXEMBOURG	18.52
BDT S.A. (holding company)	Saint Quentin en Yvelines (France)	FRF	1,522,536,600	19.61	STET MOBILE HOLDING	14.59
BHARTI CELLULAR Ltd (GSM mobile services in New Delhi area)	New Delhi (India)	INR	1,050,000,000	2.00	STET MOBILE HOLDING	11.34
				51.00	BHARTI TELE-VENTURES	
BHARTI TELENET Ltd (telecommunication license holder)	New Delhi (India)	INR	2,000,000,000	11.00	STET INTERNATIONAL NETHERLANDS	39.04
				19.20	INDIAN TELECOMMUNICATION HOLDING	
				51.00	BHARTI TELE-VENTURES	
BHARTI TELE-VENTURES Ltd (holding company)	New Delhi (India)	INR	500,000,000	20.00	STET INTERNATIONAL NETHERLANDS	19.33

2261

(continued) List of companies consolidated by the equity method

Name (type of business)	Head office		Share capital	Interest held %	by	% held by Telecom Italia Group
BOUYGUES TELECOM S.A. (mobile telecommunications)	Velizy Villacomblay (France)	FRF	3,038,000,000	55.00	BDT	8.03
BROAD BAND SERVICE S.A. (production and sales of multimedia services)	Republic of S. Marino	ITL	500,000,000	20.00 20.00	INTELCOM S.MARINO STREAM	20.53
CABLE I TELEVISIO DE CATALUNYA S.A. (cable telecommunications in Catalogna area)	Barcellona (Spain)	ESP	17,513,000,000	22.5 7.5	STET INTERNATIONAL NETHERLANDS MULTIMEDIA CABLE	24.93
CENTRO MULTIMEDIALE DI TERNI S.p.A. (development of initiatives and projects for new media)	Temi (Italy)	ITL	5,000,000,000	45.00	TELECOM ITALIA	45.00
CRUED Servizi Informatici S.p.A. (information systems)	Perugia (Italy)	ITL	2,557,020,000	47.59	FINSIEL	36.97
DATASIEL – Sistemi e Tecnologie di Informatica S.p.A. (data processing products and services for public administrations, Agencies, and institutions under Ligurian Regional Law n. 17/85)	Genoa (Italy)	ITL	5,000,000,000	50.00	FINSIEL	38.84
DATASPAZIO S.p.A. (computational software and hardware development and sale)	Rome (Italy)	ITL	980,000,000	49,00	TELESPAZIO	49,00
D.E.C. INFORMATICA S.r.l. (electronic data and signal processing)	Cremona (Italy)	ITL	21,000,000	20,00	CONSIEL	12,35
DITEC – Distribuzione Integrata tecnomeccanica S.p.A. (logistics)	Temi (Italy)	ITL	1,386,000,000	20,00	ITALTEL	20,00
EISYS S.p.A. (information systems)	Rome (Italy)	ITL	1,200,000,000	25,00	EIS	17,05
ENTEL CHILE S.A. (telecommunication services)	Santiago (Chile)	CLP	367,045,650,291	21,86	STET INTERNATIONAL NETHERLANDS	21,12
ESRI ITALIA S.p.A. (development and distribution of GIS products and services and related software packages)	Rome (Italy)	ITL	500,000,000	49,00	TELECOM ITALIA	49,00
ETEC S.A. – Empresa de Telecomunicaciones de Cuba S.A. (telecommunication services)	La Habana (Cuba)	USD	1,441,900,000	29,29	STET INTERNATIONAL NETHERLANDS	28,30
EUSTEMA S.p.A. (design, research, development and marketing of software, information and online systems)	Rome (Italy)	ITL	600,000,000	33,33	TELESOFT	30,35
EXCITE ITALIA B.V. (internet services)	Amsterdam (Holland)	NLG	100,000	50.00	TELECOM ITALIA	50.00
FINTECH FINANZIARIA TECNOLOGICA S.p.A. (minority interests holding in small and medium-sized companies)	Turin (Italy)	ITL	20,000,000,000	50.00	TELECOM ITALIA	50.00
GENERAL 4 ELETTRONICA SUD S.r.l. (telecommunication equipment)	Pomezia (Rome, Italy)	ITL	1,599,000,000	30.00	ITALTEL	30.00
GENERAL ELECTRIC INFORMATION SERVICES S.p.A. (added value information services)	Milan (Italy)	ITL	2,450,000,000	40.00	TELECOM ITALIA	40.00
GOLDEN LINES INTERNATIONAL COMMUNICATIONS SERVICES Ltd (long distance telephony services)	Ramat Gan (Israel)	ILS	3,000,000	26.40	GOLDEN NETHERLANDS	26.36
HUIT S.A. (holding company)	Luxembourg	ITL	39,419,807,500	21.07	TELECOM ITALIA	21.07
HUIT2 S.A. (holding company)	Luxembourg	ITL	39,419,807,500	100.00	HUIT	21.07

(continued) List of companies consolidated by the equity method

Name (type of business)	Head office		Share capital	Interest held %	by	% held by Telecom Italia Group
INFORMATICA TRENTINA S.p.A. (design, installation, management and maintenance of information systems)	Trento (Italy)	ITL	6,000,000,000	40.41	FINSIEL	31.39
IRIDIUM SERVICES EUROPE GmbH & CO. KG (purchase, development and management of European gateway)	Düsseldorf (Germany)	D.M.	29,000,000	34,00	IRIDIUM ITALIA	28,33
IRIDIUM SERVICES EUROPE VERWALTUNG GmbH (Iridium Service Europe GmbH management)	Düsseldorf (Germany)	D.M.	50,000	34.00	IRIDIUM ITALIA	28.33
ITALDATA S.p.A. (production, research and development of electronic data processing products)	Avellino (Italy)	EURO	3,096,000	15.99 69.00	TELECOM ITALIA SIEMENS INFORMATICA	49.80
LARES TECNO S.p.A. (printed board)	L'Aquila (Italy)	ITL	10,000,000,000	20.00	ITALTEL	20.00
LARIX S.r.l. (development, production and distribution of hardware and software products)	Trento (Italy)	ITL	44,000,000	20.00	CONSIEL	12.35
LOTTOMATICA S.p.A. (automation system for State lottery)	Rome (Italy)	ITL	53,000,000,000	25.50	SOGEI	19.81
MADRITEL COMUNICACIONES S.A (cable telecommunications in Madrid area)	Madrid (Spain)	ESP	12,500,000,000	23.00	STET INTERNATIONAL NETHERLANDS	22.22
MAREMS-V & D SERVICE S.A. (provision of satellite services for mobile voice communications using vehicle-mounted terminals)	Moscow (Russia)	RUR	7,135,500	49.00	TELESPAZIO	49.00
MARISTEL S.p.A. (construction of submarine cable systems)	Milan (Italy)	ITL	2,000,000,000	50.00	SIRTI	24.49
MAXITEL S.A. (license holder for mobile telecommunications in Bahia and Sergipe areas)	Belo Horizonte (Brazil)	BRL	539,679,703	43.15	STET MOBILE HOLDING	43.68
MEIE ARGENTINA S.A. (insurance)	Buenos Aires (Argentina)	ARS	12,000	45.00	MEIE ASSICURAZIONI	20.81
MISTEL MICROINFORMATICA TLC S.p.A. (telecommunications systems)	Pomezia (Rome, Italy)	ITL	2,000,000,000	30.00	ITALTEL	30.00
MOBILKOM AUSTRIA A.G. (GSM mobile telecommunications provider)	Wien (Austria)	ATS	1,000,000,000	25.00 75.00	STET MOBILE HOLDING TELEKOM AUSTRIA	36.72
MULTIMEDIA CABLE S.A. (holding company for investments in companies dealing with telecommunications and audiovisual systems)	Barcellona (Spain)	ESP	1,936,000,000	44.00	STET INTERNATIONAL NETHERLANDS	42.52
NETCO REDES S.A. (provider of infrastructures and transport rights)	Madrid (Spain)	ESP	1,004,680,000	30.00	STET INTERNATIONAL NETHERLANDS	28.99
NORCABLE S.A. (holding company with investments in cable TV companies)	Buenos Aires (Argentina)	ARS	12,000	33.33	STET INTERNATIONAL NETHERLANDS	32.21
NORTEL INVERSORA S.A. (holding company)	Buenos Aires (Argentina)	ARS	80,942,695	32.50 17.50	TELECOM ITALIA STET INTERNATIONAL NETHERLANDS	38.73
PRAXIS CALCOLO S.p.A. (technical and organizational services for automatic data processing)	Milan (Italy)	ITL	1,080,000,000	29.00	FINSIEL	22.78
PROGERA S.r.l. (technological networks)	Venice (Italy)	ITL	90,000,000	25.00	SIRTI	12.25
RETEVISION S.A. (fixed telephone service provider)	Barcellona (Spain)	ESP	53,333,330,000	28.67	STET INTERNATIONAL NETHERLANDS	27.70

2263

(continued) List of companies consolidated by the equity method

Name (type of business)	Head office		Share capital	Interest held %	by	% held by Telecom Italia Group
RETEVISION MOVIL S.A. (third mobile network)	Barcellona (Spain)	ESP	21,000,000,000	23.30 40.10	STET MOBILE HOLDING RETEVISION	28.45
SAPED – Studio Analisi Programmazione Elaborazione Dati S.p.A. (information systems)	Siena (Italy)	ITL	2,000,000,000	20.00	BANKSIEL	8.62
SEAT-PAGINE GIALLE S.p.A. (publishing and advertising)	Turin (Italy)	ITL	264,060,606,050	61.33	HUIT2	9.44
SIEMENS INFORMATICA S.p.A. (sale, leasing, and maintenance of data processing systems)	Milan (Italy)	EURO	6,192,000	49.00	TELECOM ITALIA	49.00
SIM 2 MULTIMEDIA S.p.A. (multimedia equipment)	Pordenone (Italy)	ITL	30,000,000,000	33.33	ITALTEL	33.33
SIOSISTEMI S.p.A. (systems networking with special emphasis on the design of LAN and WAN systems and related hardware support systems)	Brescia (Italy)	ITL	500,000,000	40.00	TELECOM ITALIA	40.00
SISPI S.p.A. (informative systems for the municipality of Palermo and other private and public entities)	Palermo (Italy)	ITL	4,000,000,000	49.00	FINSIEL	38.06
SISTEMI E TELEMATICA S.p.A. (informative systems)	Genoa (Italy)	ITL	4,000,000,000	15.00 7.20	TELECOM ITALIA FINSIEL	20.59
SITEBA Sistemi Telematici Bancari S.p.A. (support services for payments systems)	Milan (Italy)	ITL	5,000,000,000	30.00	TELECOM ITALIA	30.00
SOLPART PARTICIPACOES S.A. (vehicle for operation of the Tele Centro Sul holding company for fixed telephony)	Rio de Janeiro (Brazil)	BRL	2,126,000,000	38.00	STET INTERNATIONAL NETHERLANDS	36.72
STREAM S.p.A. (multimedia services)	Rome (Italy)	ITL	400,000,000,000	35.00	TELECOM ITALIA	35.00
STT – SOCIETA' TRASPORTO TELEMATICO S.p.A. (online transport services provider)	Verona (Italy)	ITL	10,000,000,000	40.00	SARITEL	40.00
TECNOSISTEMI S.p.A. (telecommunication systems)	Milan (Italy)	ITL	15,000,000,000	20.30	ITALTEL	20.30
TELECOM ARGENTINA STET-FRANCE TELECOM S.A. (telecommunication services)	Buenos Aires (Argentina)	ARS	984,380,978	58.26	NORTEL INVERSORA	22.56
TELE CENTRO SUL PARTICIPACOES S.A. (holding companies for investments in fixed network telecomm unications companies in various Brazilian states)	Brasilia (Brazil)	BRL	1,936,658,922	51.79	SOLPART	7.07
TELEKOM AUSTRIA A.G. (fixed telephony)	Wien (Austria)	ATS	15,000,000,000	25.00	STET INTERNATIONAL NETHERLANDS	24.16
TELEKOM SRBIJA a.d. (fixed telephony)	Belgrade (Serbia)	YUN	10,907,385,234	29.00	STET INTERNATIONAL NETHERLANDS	28.02
TELESPACO- Observacao da Terra Ltda (development and distribution of GIS products and services and related software packages)	Brasilia (Brazil)	USD	500,000	49.00	TELESPAZIO	49.00
TELEZARIA A.O. (switching systems)	St. Petersburg (Russia)	RUR	41,900	40.00	ITALTEL	40.00
TRADECOM – Soluzioni avanzate per il commercio, il turismo e i servizi S.p.A. (services related to telecommunications, information and multimedia technologies)	Rome (Italy)	ITL	500,000,000	24.50 24.50	FINSIEL SARITEL	43.53
TSP TECNOLOGIE E SERVIZI S.p.A. (support services for payment systems)	Milan (Italy)	ITL	14,591,400,000	50.00	TELECOM ITALIA	50.00

LIST OF OTHER INVESTMENTS IN SUBSIDIARIES AND AFFILIATED COMPANIES

Name (type of business)	Head office		Share capital	Interest held %	by
SUBSIDIARIES					
CENTROSIEL S.p.A.	Milan (Italy)	EURO	516,600	47.00	BANKSIEL
CONSULTEL S.p.A. (in liquidation)	Rome (Italy)	ITL	2,594,340,000	100.00	TELECOM ITALIA
CZECH COMMUNICATION COMPANY A.S. (in liquidation)	Prague (Czech. Rep)	CSK	1,000,000	100.00	ETI
DMR CONSIEL S.p.A.	Rome (Italy)	ITL	500,000,000	51.00	CONSIEL
EUSO SAIC	Buenos Aires (Argentina)	ARS	0.0013	99.85 0.15	ITALTEL B.V. Nominees
IC SOFT S.p.A. (in liquidation)	Napoli (Italy)	ITL	200,000,000	100.00	FINSIEL
IREOS S.p.A. (in liquidation)	Rome (Italy)	ITL	200,000,000	100.00	TELECOM ITALIA
ITALTEL KENYA LTD	Nairobi (Kenia)	SHS	500,000	50.00 50.00	ITALTEL B.V. Nominees
NETHERTELEC S.A.	Quito (Ecuador)	XAF	40,000,000	99.99 0.01	STET INTERNATIONAL NETHERLANDS Nominees
N.TC. S.p.A. (in liquidation)	Rome (Italy)	ITL	1,494,500,000	99.44	TELECOM ITALIA
RESEAU S.r.l. (in liquidation)	Milan (Italy)	ITL	300,000,000	100.00	TELECOM ITALIA
SETELCO S.A. (in liquidation)	Lugano (Switzerland)	SZL	50,000	100.00	SIRTI
SIC Società Impianti Cablofonici a r.l. (in liquidation)	Rome (Italy)	ITL	20,000,000	70.00	TELECOM ITALIA
SIDAC S.p.A. (in liquidation)	Pomezia (Rome)	ITL	247,000,000	100.00	TELECOM ITALIA
TELECOM ITALIA GmbH	Wien (Austria)	ATS	500,000	100.00	TELECOM ITALIA
TELEPORTI ITALIA S.p.A. (in liquidation)	Rome (Italy)	ITL	1,325,000,000	100.00	TELECOM ITALIA
TIM INTERNATIONAL B.V.	Amsterdam (Holland)	EURO	100,000	100.00	TELECOM ITALIA MOBILE
AFFILIATED COMPANIES					
CESEN S.p.A.	Genoa (Italy)	ITL	1,219,000,000	39.00	METIS
CITEL – Corporacion Interamericana de Telecomunicaciones S.A.	Monterrey (Mexico)	$ Mex.	2,073,729,933	25.00	STET INTERNATIONAL NETHERLANDS
CO.SE.R. S.c.r.l.	Rome (Italy)	ITL	40,000,000	20.00	TRAINET
CYGENT Inc.	California (USA)	US$	11,075,583	24.46	TELECOM ITALIA
CZECH TELESPAZIO S.r.l. (in liquidation)	Prague (Czech Rep.)	CSK	1,500,000	40.00	TELECOM ITALIA
INFOMOBILITY Inc.	Delaware (USA)	USD	10	100.00	VIASAT
LABIA SERVICES S.p.A. (in liquidation)	Rome (Italy)	ITL	120,000,000,000	33.00 1.00	SAIAT FINSIEL
MED-1 SUBMARINE CABLES Ltd.	Ramat Gan (Israel)	ILS	100,000	23.17	TELECOM ITALIA
POLITEL S.A.	Warsav (Poland)	PLZ	100,000	10.00 10.00	TMI TELEMEDIA INT. Ltd TELESPAZIO
UBA - NET S.A.	Buenos Aires (Argentina)	ARS	12,000	50.00	TRAINET
VOICEMAIL INTERNATIONAL Inc. (in liquidation)	California (USA)	USD	48,580	37.07	TELECOM ITALIA

2265

(continued) List of other investments in subsidiaries and affiliated companies

Name (type of business)	Head office		Share capital	Interest held %	by
CONSORTIUM SUBSIDIARIES					
CONSORZIO ABECA	Rome (Italy)	ITL	200,000,000	33.33 33.33	FINSIEL INTERSIEL
CONSORZIO CONNET FORMAZIONE	Bari (Italy)	ITL	100,000,000	60.00 40.00	CONSIEL NETSIEL
CONSORZIO CO.RED.	Milan (Italy)	ITL	500,000,000	60.00 30.00	SIRTI ITALTEL
CONSORZIO CRATI (in liquidation)	Cagliari (Italy)	ITL	367,000,000	50.00 50.00	FINSIEL SARITEL
CONSORZIO C.R.I.A.I. (in liquidation)	Naples (Italy)	ITL	110,002,000	27.27 27.27	FINSIEL SOGEI
CONSORZIO GEODOC	Rome (Italy)	ITL	200,000,000	90.00 10.00	FINSIEL TELESPAZIO
CONSORZIO GRUPPO STET PER ITALIA '90 (in liquidation)	Rome (Italy)	ITL	100,000,000	80.00 20.00	TELECOM ITALIA SIRTI
CONSORZIO IRIS BENI CULTURALI	Rome (Italy)	ITL	330,000,000	90.91 9.09	FINSIEL NETSIEL
CONSORZIO IRIS BENI LIBRARI (in liquidation)	Rome (Italy)	ITL	100,000,000	90.00 10.00	FINSIEL ITALTEL
CONSORZIO ISIB	Rome (Italy)	ITL	100,000,000	30.00 70.00	INTERSIEL FINSIEL
CONSORZIO ITINERA (in liquidation)	Rome (Italy)	ITL	500,000,000	56.80 4.80 4.80 4.80	TELECOM ITALIA ITALTEL CSELT NETSIEL
CONSORZIO PROMOTORE ISDN (in liquidation)	Rome (Italy)	ITL	1,358,000,000	59.20 2.21 2.21 2.21 2.21	TELECOM ITALIA TELESOFT ITALTEL FINSIEL CSELT
CONSORZIO PROTER	Rome (Italy)	ITL	20,000,000	61.11	TELESPAZIO
CONSORZIO SEGISIEL (in liquidation)	Rende (Cosenza, Italy)	ITL	200,000,000	85.00 15.00	INTERSIEL FINSIEL
CONSORZIO SER	Catanzaro (Italy)	ITL	200,000,000	46.00 5.00	INTERSIEL INSIEL
CONSORZIO SESIT	Rome (Italy)	ITL	100,000,000	70.00	FINSIEL
CONSORZIO SITA	Rome (Italy)	ITL	250,000,000	80.00	FINSIEL
CONSORZIO SOFTIN (in liquidation)	Naples (Italy)	ITL	1,700,000,000	75.00 25.00	FINSIEL IC SOFT
CONSORZIO TURISTEL	Rome (Italy)	ITL	150,000,000	33.33 33.33	SARITEL FINSIEL
CONSORTIUM AFFILIATES					
CONSORZIO ACCAM	Rome (Italy)	ITL	12,000,000	33.33	EIS
CONSORZIO ALINARI 2000	Florence (Italy)	ITL	50,000,000	50.00	FINSIEL
CONSORZIO ALTEL	Rome (Italy)	ITL	100,000,000	50.00	TELESPAZIO
CONSORZIO AMBIENTE 2000 (in liquidation)	Naples (Italy)	ITL	50,000,000	25.00 25.00	TELECOM ITALIA FINSIEL
CONSORZIO ARCHIMEDE (in liquidation)	Catania (Italy)	ITL	75,000,000	50.00	FINSIEL
CONSORZIO ATLAS (in liquidation)	Rome (Italy)	ITL	140,000,000	42.84 14.29 14.29	TELESPAZIO ESRI ITALIA EUSTEMA

(continued) List of other investments in subsidiaries and affiliated companies

Name (type of business)	Head office		Share capital	Interest held %	by
CONSORZIO AUTOFABER (in liquidation)	Milan (Italy)	ITL	150,000,000	33.33	ITALTEL
CONSORZIO CIFRA	Cagliari (Italy)	ITL	120,000,000	25.00	KRENESIEL
CONSORZIO CITAD (in liquidation)	Rome (Italy)	ITL	500,000,000	20.00	ITALTEL
CONSORZIO CLOTO (in liquidation)	Rome (Italy)	ITL	30,000,000	33.33	FINSIEL
CONSORZIO C.O.M.P.A.	Bologna (Italy)	ITL	250,000,000	20.00	FINSIEL
CONSORZIO CORITEL	Rome (Italy)	ITL	400,000,000	25.00	TELECOM ITALIA MOBILE
CONSORZIO CSIA	Rome (Italy)	ITL	400,000,000	44.00	FINSIEL
CONSORZIO ELETTRA 2000	Pontecchio Marconi (Bologna, Italy)	ITL	1,800,000,000	20.00	TELECOM ITALIA MOBILE
CONSORZIO FORFIN	Rome (Italy)	ITL	10,000,000	15.00 15.00	CONSIEL SOGEI
CONSORZIO ITALIA 900 (in liquidation)	Milan (Italy)	ITL	100,000,000	46.50	ITALTEL
CONSORZIO ITALTEL INTELSIS A.I.E.	La Coruna (Spain)	ESP	1,000,000	36.00	ITALTEL
CONSORZIO HERMES (in liquidation)	Milan (Italy)	ITL	1,000,000,000	34.00 22.80	SIRTI ITALTEL
CONSORZIO PER LA FORMAZIONE INTERNAZIONALE - C.F.I.	Rome (Italy)	ITL	200,000,000	20.00	TELECOM ITALIA
CONSORZIO I.M.S.	Milan (Italy)	ITL	500,000,000	20.00	SIRTI
CONSORZIO I.T.A.	Rome (Italy)	ITL	24,000,000	33.33	TELESPAZIO
CONSORZIO I.T.S	Rome (Italy)	ITL	40,000,000	50.00	ITALTEL
CONSORZIO PAOLA	Udine (Italy)	ITL	7,000,000	50.00	INSIEL
CONSORZIO R.E.S. - Raggruppamento Europeo per la Sicurezza	Rome (Italy)	ITL	600,000,000	50.00	TELECOM ITALIA
CONSORZIO SANITEL (in liquidation)	Pavia (Italy)	ITL	10,000,000	50.00	ITALTEL
CONSORZIO SI.GE.T. (in liquidation)	Rome (Italy)	ITL	100,000,000	40.00	FINSIEL
CONSORZIO SIMAP (in liquidation)	Bari (Italy)	ITL	200,000,000	34.00	FINSIEL
CONSORZIO SIMT	Rome (Italy)	ITL	100,000,000	45.00	FINSIEL
CONSORZIO SIRTI LUZI	Milan (Italy)	ITL	11,600,000	50.00	SIRTI
CONSORZIO SISIM (in liquidation)	Rome (Italy)	ITL	90,000,000	33.33	TELESPAZIO
CONSORZIO SISTEMI INFORMATIVI	Milan (Italy)	ITL	200,000,000	50.00	ITALTEL
CONSORZIO TECNOSIEL	Rome (Italy)	ITL	200,000,000	50.00	FINSIEL
CONSORZIO TELAER	Capodichino (Naples, Italy)	ITL	200,000,000	50.00	TELESPAZIO
CONSORZIO TELCAL	Catanzaro (Italy)	ITL	1,700,000,000	24.00 24.00	TELECOM ITALIA INTERSIEL
CONSORZIO TELERES (in liquidation)	Palermo (Italy)	ITL	50,000,000	40.00	ITALTEL

CONSOLIDATED BALANCE SHEET

ASSETS [in millions of euros]

		12/31/1999			12/31/1998	
Receivables from stockholders for capital contributions						
Portion called in		=			1	
Portion not called in		2			2	
			2			3
Intangibles, fixed assets and long-term investments						
INTANGIBLE ASSETS						
Start-up and expansion costs		66			72	
Industrial patents and intellectual		0			0	
property rights		778			751	
Permits, licenses, trademarks and similar rights		153			149	
Goodwill		4			8	
Consolidation difference		1,016			229	
Work in progress and advances to suppliers		390			339	
Other intangibles		330			335	
			2,737			1,883
FIXED ASSETS						
Land and buildings		5,073			5,007	
Plant and machinery		16,522			16,672	
Manufacturing and distribution equipment		124			139	
Other fixed assets		567			583	
Construction in progress and advances to suppliers		1,222			1,183	
			23,508			23,584
LONG-TERM INVESTMENTS						
Investments in:						
unconsolidated subsidiaries		121			71	
affiliated companies		5,944			6,044	
other companies		299			339	
		6,364			6,454	
Advances on future increase in capital contribution to investments		2			1	
Loans to	[*]			[*]		
unconsolidated subsidiaries	=	133		=	57	
other borrowers	98	324		48	388	
	98	457		48	445	
Other securities		3			80	
			6,826			6,980
Total intangibles, fixed assets and long-term investments			33,071			32,447
Current assets						
INVENTORIES						
Raw materials and supplies		98			179	
Work in progress and semi-finished goods		69			128	
Contract work in process		628			455	
Finished goods and merchandise:						
finished goods	12			36		
merchandise	208	220		155	191	
Advances to suppliers		15			7	
			1,030			960
ACCOUNTS RECEIVABLES	[**]			[**]		
Trade accounts receivables	35	7,717		45	7,389	
Receivables from unconsolidated subsidiaries	=	39		=	182	
Receivables from affiliated companies	=	492		=	365	
Receivables from parent companies	=	1		=	0	
Miscellaneous receivables	301	1,602		236	1,517	
	336		9,851	281		9,453
SHORT-TERM FINANCIAL ASSETS						
Investments in subsidiaries		63			70	
Other investments		6			=	
Treasury stock [for an overall par value of 375 million as at 12/31/1998]		=			3	
Other securities		1,265			1,252	
			1,334			1,325
LIQUID ASSETS						
Bank and postal accounts		668			582	
Cash and securities on hand		9			3	
			677			585
Total current assets			12,892			12,323
Accrued income and prepaid expenses						
Discount and similar changes on borrowings		2			3	
Accrued income and other prepaid expenses		91			94	
			93			97
TOTAL ASSETS			46,058			44,870

[*] Amounts due within one year [**] Amounts due after one year

2268

LIABILITIES AND STOCKHOLDERS' EQUITY [in millions of euros]

	12/31/1999			12/31/1998		
Stockholders' equity						
PARENT COMPANY INTEREST IN:						
Share capital		3,835			3,833	
Treasury stock		=			3	
Reserve and retained earnings		11,473			10,533	
Net income		1,737			1,978	
			17,045			16,347
MINORITY INTEREST IN:						
Share capital, reserves and retained earning		2,071			1,349	
Net income		672			734	
			2,743			2,083
			19,788			18,430
Reserves for risks and charges						
Reserve for taxes						
for taxes		160			171	
for deferred taxes		151			238	
		311			409	
Consolidation reserve for future charges and risks		=			7	
Other		725			635	
			1,036			1,051
Reserve for employee termination indemnities			1,496			1,400
Liabilities	[••]			[••]		
Debentures	815	984		1,018	1,281	
Due to banks	3,685	8,150		3,759	7,865	
Due to other lenders	659	898		821	1,204	
Advances	=	378		=	273	
Accounts payable to suppliers	6	6,081		=	5,472	
Accounts payable to unconsolidated subsidiaries	=	20		=	131	
Accounts payable to affiliated companies	=	597		189	773	
Accounts payable to parent companies	=	3		=	=	
Taxes payables	6	1,185		11	1,536	
Contributions to pension and social security	=	=		=	=	
institutions	711	958		763	1,022	
Other liabilities	7	3,594		152	3,597	
	5,889		22,848	6,713		23,154
Accrued income and other deferred income			890			835
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			46,058			44,870

[••] Importi esigibili oltre l'anno successivo

2269

MEMORANDUM ACCOUNTS

[in millions of euros]

	12/31/1999		12/31/1998	
Guarantees provided				
Sureties				
on behalf of unconsolidated subsidiaries	45		78	
on behalf of affiliated companies	944		1,118	
on behalf of outsiders	272		262	
		1,261		1,458
Endorsements:				
on behalf of outsiders		14		25
Other guarantees apart from endorsements:				
on behalf of affiliated companies	33		=	
on behalf of outsiders	12		14	
		45		14
		1,320		1,497
Collateral provided				
Other obligations of outsiders		7		6
Other obligations, not including liabilities		2		77
		9		83
Purchase and sale commitments		852		2,864
Other memorandum accounts		4,047		2,884
TOTAL		6,228		7,328

2270

CONSOLIDATED STATEMENT OF INCOME

[in millions of euros]

	1999			1998		
Production value						
Sales and service revenues			27,104			25,052
Changes in inventories of work in progress, semifinished and finished goods			[65]			[18]
Changes in inventory of contract work in process			176			[88]
Increases in capitalized internal construction costs			1,062			1,078
Other revenue and income:						
operating grants		20			20	
gains on disposals of assets		18			19	
other		478			522	
			516			561
			28,793			26,585
Production cost						
Raw materials, suppliers and merchandise			[2,249]			[2,286]
Semifinished and finished goods			[228]			[56]
Services			[7,380]			[5,723]
Use of property not owned			[704]			[664]
Personnel						
wages and salaries		[3,498]			[3,510]	
social security contributions		[1,113]			[1,141]	
termination indemnities		[252]			[245]	
other costs		[114]			[96]	
			[4,977]			[4,992]
Amortization, depreciation and writedowns						
amortization of intangible assets		[988]			[826]	
depreciation of fixed assets		[4,351]			[4,587]	
other writedowns of fixed asset and other long-term investments		[73]			[950]	
writedowns of receivables included in current assets and of liquid assets		[363]			[364]	
			[5,775]			[6,727]
Changes in inventory of raw materials, supplies and merchandise			19			[29]
Provisions for risks			[80]			[178]
Other provisions			[21]			[9]
Miscellaneous operating costs			[965]			[1,176]
			[22,360]			[21,840]
Net production value			6,433			4,745
Financial income and expense						
Income from investments:						
dividends from unconsolidated subsidiaries		2			=	
dividends from other companies		58			52	
other income from investments		86			432	
			146			484
Other financial income:						
loans included in long-term investments						
affiliated companies	3			1		
other borrowers	11			12		
		14			13	
securities, other than investments, included in long-term investments		2			3	
securities, other than investments, included in current assets		95			96	
other income:						
interest and fees from unconsolidated subsidiaries	2			1		
interest and fees from affiliated companies	13			16		
interest and fees from others and miscellaneous income	283			202		
		298			219	
			409			331
Interest and other financial expense:						
interest and fees paid to unconsolidated subsidiaries		[1]			=	
interest and fees paid to affiliated companies		[1]			[2]	
interest and fees paid to others and miscellaneous income		[880]			[683]	
			[882]			[685]
Net financial income [expense]			[327]			130

CONSOLIDATED STATEMENT OF INCOME

[CONTINUED] [in millions of euros]

	1999		1998	
Value adjustments on financial assets				
Upward adjustments on:				
investments in unconsolidated subsidiaries, affiliated companies		241		163
Writedown of:				
investments in unconsolidated subsidiaries, affiliated companies	[806]		[341]	
securities, other than investments, included in long-term investments	[19]		[3]	
securities, other than investments, included in current assets	=		[2]	
		[825]		[346]
Total adjustments		[584]		[183]
Extraordinary income and expense income:				
gains on disposals of assets	26		36	
miscellaneous	119		471	
		145		507
Expense:				
losses on disposals of assets	[11]		[12]	
taxes due for prior years	[4]		[4]	
miscellaneous	[637]		[423]	
		[652]		[439]
Total extraordinary items		[507]		68
Income before taxes		5,015		4,760
Income taxes				
current taxes	[2,884]		[2,273]	
deferred taxes	278		225	
		[2,606]		[2,048]
Net income before minority interest		2,409		2,712
Minority interest		[672]		[734]
Net income after minority interest		1,737		1,978

2272

STATUTORY AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 1999 (LEGISLATIVE DECREES NO. 127/91, ART. 41 AND NO. 58/98)

Dear Stockholders,

Legislative Decree No. 58 of February 24, 1998, which includes the provisions covering financial brokerage in the Testo Unico, has completely changed the rules for the monitoring and control of the companies listed on regulated markets.
Monitoring activities have been entrusted to the Board of Statutory Auditors, while the control of the accounting system, financial statements and issuance of opinions on the congruity of extraordinary transactions have been charged to the audit firms registered with Consob.
Pursuant to Legislative Decree No. 127/1991, art. 41, the Board of Statutory Auditors have been delegated the control of the consolidated financial statements and the tests which are performed and the results of such tests must be presented in a report.
The directors' report accompanying the consolidated financial statements at December 31, 1999 of Telecom Italia Group fully and exhaustively explains the events which had an effect on the operations of the Group through the presentation of summaries on the performance of the financial condition and results of operations.

With specific reference to Consob instructions regarding corporate controls, we would like to state the following:

- disclosure regarding "transactions with related parties" presented in the directors' report have been prepared in conformity with Consob instructions No. 97001574 of February 20, 1997 and No. 98015375 of February 27, 1998. In particular, such transactions were carried out in the interests of the Group companies at normal market conditions or in accordance with specific regulatory provisions. To this end, we found no unusual or nonrecurring transactions not in the normal course of business:
- the Group's operations by business segment and geographic area have been presented in accordance with Consob instruction No. 98084143 of October 27, 1998;
- the steps taken to render the information systems compatible with the year 2000 have made it possible to avoid any inconveniences connected with the transition period.
  Also in accordance with the previously mentioned Legislative Decree No. 127/1991, art. 41, we have examined the consolidated financial statements of Telecom Italia Group at December 31, 1999 and have ascertained that:
- the determination of the scope of consolidation, the selection of the principles for consolidation of the subsidiaries and affiliated companies and the accounting principles comply with the law;
- the annual financial statements of the companies consolidated on a line-by-line basis and by the proportional method and those of the most significant companies accounted for using the equity method are generally audited. Consequently, all the information that has been transmitted to the Parent Company by the Legal Representatives of the companies for purposes of inclusion in the consolidated financial statements has been audited by the auditors of the individual companies, on the basis of procedures performed in order to certify the individual financial statements;
- the information thus obtained, together with the data taken from the statutory financial statements of the Parent Company, have been correctly used in the consolidation process;
- as required by Legislative Decree No. 127/1991, art. 32, the structure and the content of the consolidated balance sheet and the statement of income are those used for the statutory financial statements, except for adjustments on consolidation;
- the notes contain the information required by Legislative Decree No. 127/1991, art. 38 and 39;
- the organization structure of the company is considered adequate in relation to aspects of competence, the internal control system, the administrative and accounting system and also the instructions issued by Telecom Italia to its subsidiaries.

Based on the foregoing considerations, we state that, through the direct tests performed and information acquired from the audit firm of Arthur Andersen S.p.A., as regards the consolidated financial statements of the Telecom Italia Group, the laws have been respected for the preparation, formation and directors' report of said statements.

The Board of Statutory Auditors — Rome, April 20, 2000

2273



Arthur Andersen SpA
Galleria San Federico 54
10121 Torino

**Report of the Independent Auditors
on the consolidated financial statements pursuant to
art. 156 of Legislative Decree no. 58 of February 24, 1998
(Translation from the Original Issued in Italian)**

To the Shareholders of
Telecom Italia S.p.A.:

1. We have audited the consolidated financial statements of Telecom Italia S.p.A. and subsidiaries as of and for the year ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. We conducted our audit in accordance with generally accepted auditing standards in Italy as recommended by the Italian Regulatory Commission for Companies and the Stock Exchange ("CONSOB"). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and are, as a whole, reliable. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the adequacy and the fairness of the accounting principles used and the reasonableness of the estimates made by the Directors. We believe that our audit provides a reasonable basis for our opinion.

   The financial statements of certain subsidiaries, the total assets and revenues of which represent 13% and 16% respectively of the consolidated amounts, have been examined by other auditing firms. Our opinion expressed in this report, insofar as it relates to the amounts included for those subsidiaries, is based also upon the audits of the other auditing firms.

   For our opinion on the prior year' s consolidated financial statements, which are presented for comparative purposes as required by law, reference should be made to our auditors' report dated May 12, 1999.

3. In our opinion, the consolidated financial statements of Telecom Italia S.p.A. and subsidiaries as of and for the year ended December 31, 1999 comply with the Italian statutory provisions related to consolidated financial statements; therefore they give a true and fair view of the consolidated financial position and consolidated results of operations of Telecom Italia S.p.A. and its subsidiaries.

4. For a better understanding of the consolidated financial statements, attention is drawn to the information described in the annual report regarding pension costs regulated by Law no. 58/1992 and the fact that, in accordance with the provisions of above law, a substantial portion of the equalization charges for vested pension benefits of personnel which have matured under other pension plans are recorded on a cash basis in annual installments starting from the date of definition of the individual requests by the National Social Security Institute (INPS).

Turin, Italy
April 10, 2000

Arthur Andersen SpA
s/Vincenzo Ceppa - Partner

Note: The consolidated financial statements have been translated into English from the original version in Italian. They have been prepared in accordance with the Italian law related to financial statements. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Italy, may not conform with generally accepted accounting principles in other countries.




FINANCIAL STATEMENTS OF TELECOM
ITALIA AT DECEMBER 31, 1999



ASSETS

		12/31/1999			12/31/1998	
Receivables from stockholders for capital contributions			=			=
Intangibles, fixed assets and long-term investments						
INTANGIBLE ASSETS						
Industrial patents and intellectual property rights		1,192,287,973,472			1,220,081,943,994	
Permits, licenses, trademarks and similar rights		112,597,712,848			95,735,522,619	
Goodwill		3,800,000,000			7,600,000,000	
Work in progress and advances to suppliers		740,383,001,914			595,563,457,850	
Other intangibles		209,545,589,009			311,335,705,181	
			2,258,614,277,243			2,230,316,629,644
FIXED ASSETS						
Land and buildings		7,828,564,194,639			7,907,117,887,182	
Plant and machinery		26,861,306,532,511			28,776,987,925,113	
Manufacturing and distribution equipment		115,494,217,508			134,705,977,572	
Other fixed assets		450,448,157,343			560,741,931,274	
Construction in progress and advances to suppliers		1,264,138,275,703			1,361,197,080,374	
			36,519,951,377,704			38,740,750,801,515
LONG-TERM INVESTMENTS						
Investments						
subsidiaries		8,731,260,669,751			7,631,743,141,747	
affiliated companies		217,062,232,620			499,020,627,203	
other companies		382,070,643,130			336,541,840,753	
		9,330,393,545,501			8,467,305,609,703	
Advances on future increase in capital contributions to investments		8,610,089,959,614			6,365,931,425,353	
Loans to	[*]			[*]		
subsidiaries	35,132,635,231	1,300,010,369,470		61,497,878,762	1,180,284,246,910	
other borrowers	115,605,661,864	404,502,284,667		44,337,213,992	510,286,868,518	
	150,738,297,095	1,704,512,654,137		105,835,092,754	1,690,571,115,428	
Other securities		=			3,487,500,000	
			19,644,996,159,252			16,527,295,650,484
Total intangibles, fixed assets and long-term investments			58,423,561,814,199			57,498,363,081,643
Current assets						
INVENTORIES						
Contract work in process		53,980,144,546			74,195,119,222	
Finished goods and merchandise *merchandise*		179,048,323,568			189,418,382,129	
			233,028,468,114			263,613,501,351
ACCOUNTS RECEIVABLE	[**]			[**]		
Trade accounts receivable	=	9,408,833,303,276		=	9,786,958,071,908	
Receivables from subsidiaries	=	2,978,003,926,015		=	2,815,413,428,345	
Receivables from affiliated companies	=	405,400,980,178		=	669,491,338,349	
Receivables from parent companies	=	2,483,472,556		=	=	
Miscellaneous receivables due from						
Government and other public entities for grants and subsidies	=	250,132,500		=	5,488,866,339	
accrued dividends from subsidiaries	=	1,511,006,878,087		=	705,439,986,540	
deferred tax assets	157,673,000,000	345,482,339,501		121,682,000,000	201,150,000,000	
other receivables	=	749,676,087,665		=	818,362,357,959	
	157,673,000,000	2,606,415,437,753		121,682,000,000	1,730,441,210,838	
			15,401,137,119,778			15,002,304,049,440
SHORT-TERM FINANCIAL ASSETS						
Investments in subsidiaries		108,813,071,995			114,356,710,044	
Other investments		10,394,249,513			=	
			119,207,321,508			114,356,710,044
LIQUID ASSETS						
Bank and postal accounts		139,520,548,879			113,436,423,525	
Checks		918,250			610,000	
Cash and securities on hand		930,322,778			1,045,763,603	
			140,451,789,907			114,482,797,128
Total current assets			15,893,824,699,307			15,494,757,057,963
Accrued income and prepaid expenses						
Discounts and similar charges on borrowings		3,583,755,554			5,001,490,897	
Accrued income and other prepaid expenses		45,895,181,046			47,499,159,324	
			49,478,936,600			52,500,650,221
TOTAL ASSETS			74,366,865,450,106			73,045,620,789,827

[*]amounts due within one year [**] amounts due after one year

2278

LIABILITIES STOCKHOLDERS EQUITY

	12/31/1999			12/31/1998		
Stockholders' equity						
Share capital			7,426,157,226,000			7,421,251,726,000
Additional paid-in capital			3,490,921,704,021			3,431,319,879,021
Reserves for inflation adjustments under						
law no. 72 of 3.19.1983		4,805,724,896,946			4,805,724,896,946	
law no. 413 of 12.30.1991		908,093,505,185			908,093,505,185	
			5,713,818,402,131			5,713,818,402,131
Legal reserve			762,266,733,660			622,778,012,776
Other reserves:						
Reserve for accelerated depreciation		1,487,794,069,538			2,083,192,422,082	
Special reserve		3,627,806,188,538			2,503,395,024,390	
Reserve for capital grants		852,912,941,046			819,691,941,046	
Miscellaneous reserves		7,165,723,210,753			7,165,723,210,753	
			13,134,236,409,875			12,572,002,598,271
Net income			5,050,362,910,293			2,789,774,417,668
			35,577,763,385,980			32,550,945,035,867
Reserves for risks and charges						
Reserves for taxes						
for taxes		254,498,226,933			263,982,650,358	
for deferred taxes		=			138,158,019,982	
		254,498,226,933			402,140,670,340	
Other reserves		987,710,203,535			1,112,190,256,146	
			1,242,208,430,468			1,514,330,926,486
Reserve for employee termination indemnities			2,163,171,175,327			2,017,465,144,106
Liabilities	[**]			[**]		
Debentures	824,914,300,000	824,914,300,000		900,507,850,000	900,507,850,000	
Due to banks	6,124,631,833,005	12,422,073,233,245		6,338,923,817,935	13,373,289,542,459	
Due to other lenders	1,270,718,794,627	1,609,805,276,838		1,561,059,180,180	2,001,052,482,230	
Advances	=	1,861,497,443		=	3,058,974,002	
Accounts payable to suppliers	=	6,187,987,820,825		=	6,346,651,609,508	
Accounts payable to subsidiaries	=	6,178,550,042,135		=	4,511,285,683,633	
Accounts payable to affiliated companies	=	376,042,918,666		=	892,582,534,451	
Accounts payable to parent companies	=	4,568,403,495		=	=	
Taxes payable	=	928,685,160,964		=	1,879,553,989,612	
Contributions to pension and social security institutions	1,371,767,041,620	1,709,280,600,754		1,472,235,267,818	1,832,497,511,884	
Other liabilities	9,518,161,100	4,213,724,456,901		13,370,588,570	4,426,033,078,561	
	9,601,550,130,352		34,457,493,711,266	10,286,096,704,503		36,166,513,256,340
Accrued expenses and deferred income			926,228,747,065			796,366,427,028
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			74,366,865,450,106			73,045,620,789,827

[**] amounts due within one year

2279



MEMORANDUM ACCOUNTS

	12/31/1999		12/31/1998	
Guarantees provided				
Sureties				
on behalf of subsidiaries	2,918,499,385,504		3,135,165,923,530	
on behalf of affiliated companies	1,611,022,225,134		2,135,735,406,049	
on behalf of outsiders	297,147,050,313		269,814,853,932	
		4,826,668,660,951		5,540,716,183,511
Collateral provided for				
Own obligations, not including liabilities	=		125,028,677,000	
		=		125,028,677,000
Purchase and sale commitments		1,341,401,529,791		4,188,480,709,800
Other memorandum accounts		6,577,053,774,410		4,329,133,881,996
TOTAL MEMORANDUM ACCOUNTS		12,745,123,965,152		14,183,359,452,307

2280

	1999			1998		
Production value						
Sales and service revenues			35,856,163,914,656			36,291,914,934,648
Changes in inventory of contract work in process			[20,214,974,676]			65,898,164,686
Increases in capitalized internal construction costs			26,471,232,876			34,327,506,094
Other revenues and income						
operating grants		2,637,046,637			854,105,661	
other		751,717,681,651			904,179,849,057	
			754,354,728,288			905,033,954,718
			36,616,774,901,144			37,297,174,560,146
Production cost						
Raw materials, supplies and merchandise			[1,174,167,790,236]			[1,294,960,444,893]
Services			[11,558,880,819,688]			[10,968,849,260,591]
Use of property not owned			[852,638,485,552]			[921,738,033,505]
Personnel						
wages and salaries		[4,292,923,869,352]			[4,415,126,832,092]	
social security contributions		[1,399,774,857,070]			[1,487,798,733,808]	
termination indemnities		[337,102,761,869]			[330,780,047,153]	
other costs		[148,896,049,936]			[126,040,727,203]	
			[6,178,697,538,227]			[6,359,746,340,256]
Amortization, depreciation and writedowns						
amortization of intangible assets		[1,253,214,484,376]			[1,179,562,831,979]	
depreciation of fixed assets		[6,513,033,000,989]			[7,224,000,000,000]	
other writedowns of fixed assets		[142,299,399,869]			[1,834,000,000,000]	
writedowns of receivables included in current assets and of liquid assets		[399,035,341,310]			[494,105,641,816]	
			[8,307,582,226,544]			[10,731,668,473,795]
Changes in inventory of raw materials, supplies and merchandise			[10,370,058,561]			3,583,012,580
Provisions for risks			[156,224,875,480]			[221,590,509,841]
Miscellaneous operating costs:						
losses on disposals of assets		[206,470,992,855]			[586,097,555,527]	
license fee		[755,717,622,336]			[753,000,000,000]	
miscellaneous operating costs		[307,990,934,481]			[420,672,423,118]	
			[1,270,179,549,672]			[1,759,769,978,645]
			[29,508,741,343,960]			[32,254,740,028,946]
Net production value			7,108,033,557,184			5,042,434,531,200
Financial income and expense						
Income from investments:						
dividends from subsidiaries		1,964,630,677,427			706,938,226,540	
dividends from affiliated companies		7,632,143,922			9,400,719,734	
dividends from other companies		110,779,838,851			97,618,622,512	
other income from investments		1,243,898,267,436			380,916,758,330	
			3,326,940,927,636			1,194,874,327,116
Other financial income:						
loans included in long-term investments						
subsidiaries	43,703,337,749			60,231,789,470		
affiliated companies	=			61,144,369		
other borrowers	17,742,152,434			19,896,699,280		
		61,445,490,183			80,189,633,119	
securities, other than investments, included in long-term investments		269,742,252			1,134,313,692	
securities, other than investments, included in current assets		3,987,500			14,408,269,859	
other income						
interest and fees from subsidiaries	78,648,614,971			102,957,785,070		
interest and fees from affiliated companies	22,805,213,460			46,415,698,089		
interest and fees from others and miscellaneous income	146,473,411,550			139,469,980,830		
		247,927,239,981			288,843,463,989	
			309,646,459,916			384,575,680,659
Interest and other financial expense:						
interest and fees paid to subsidiaries		[70,447,331,936]			[62,067,530,609]	
interest and fees paid to affiliated companies		[1,010,948,109]			[3,494,458,334]	
interest and fees paid to others and miscellaneous expenses		[811,311,598,602]			[913,756,028,173]	
			[882,769,878,647]			[979,318,017,116]
Net financial income [expense]			2,753,817,508,905			600,131,990,659

2281



[CONTINUED]

	1999		1998	
Value adjustments on financial assets				
Writedowns of				
investments in subsidiaries, affiliated and other companies	[294,604,698,500]		[805,342,953,046]	
		[294,604,698,500]		[805,342,953,046]
Total adjustments on financial assets		[294,604,698,500]		[805,342,953,046]
Extraordinary income and expense				
Income				
miscellaneous	71,286,696,965		703,378,965,406	
		71,286,696,965		703,378,965,406
Expense				
taxes due for prior years	[5,624,086,716]		[6,678,075,914]	
miscellaneous	[722,633,182,850]		[567,936,145,930]	
		[728,257,269,566]		[574,614,221,844]
Total extraordinary items		[656,970,572,601]		128,764,743,562
Income before taxes		8,910,275,794,988		4,965,988,312,375
Income taxes				
current taxes	[3,257,766,884,695]		[2,808,730,894,707]	
deferred taxes	[602,146,000,000]		632,517,000,000	
		[3,859,912,884,695]		[2,176,213,894,707]
Net income		5,050,362,910,293		2,789,774,417,668

2282



Notes to financial statements

The financial statements at December 31, 1999 have been prepared in accordance with the provisions of the Italian Civil Code.
The accounting policies adopted in preparing the financial statements at December 31, 1999, disclosed below, have been applied on a basis consistent with the prior year, with the exception of those later described.
No special situations that would require the use of the waivers allowed under Article 2423, Section 4, of the Italian Civil Code occurred during the year.
Following certain changes to some items of the financial statements, the financial statements at December 31, 1998 have been reclassified, for purposes of meaningful comparison.
As required by Legislative Decree No. 127/1991, the consolidated financial statements have also been prepared and are presented together with the financial statements of Telecom Italia.
The disclosure relating to the introduction of the euro and the Year 2000 issues conforms to Consob Communications No. 98083971 of October 26, 1998 and No. 98079574 of October 9, 1998 and are presented in specific paragraphs of these Notes and the Report on operations.
The statement of cash flows, although it is presented in the Report on Operations, constitutes an integral part of these notes to financial statements pursuant to Article 2423, Section 3 of the Italian Civil Code.
Unless otherwise specified, all figures are stated in millions of Italian lire.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Intangible assets

Intangible assets are recorded at acquisition or production cost and are amortized systematically over their estimated period of benefit.
When full recovery of the investments is not expected, the appropriate writedowns are made by applying the method adopted for fixed assets, to which reference should be made. Detailed amortization policies are presented in the following paragraphs.

"*Start-up and expansion costs*" are amortized in five years, starting from the year the costs were incurred or became due.

"*Industrial and intellectual property rights*" are amortized over their estimated period of benefit on a five-year basis [industrial patents] or on a three-year basis [software], starting from the year of their initial use.

2283

The financial statements at December 31, 1999 have been prepared in accordance with the provisions of the Italian Civil Code.
The accounting policies adopted in preparing the financial statements at December 31, 1999, disclosed below, have been applied on a basis consistent with the prior year, with the exception of those later described.
No special situations that would require the use of the waivers allowed under Article 2423, Section 4, of the Italian Civil Code occurred during the year.
Following certain changes to some items of the financial statements, the financial statements at December 31, 1998 have been reclassified, for purposes of meaningful comparison.
As required by Legislative Decree No. 127/1991, the consolidated financial statements have also been prepared and are presented together with the financial statements of Telecom Italia.
The disclosure relating to the introduction of the euro and the Year 2000 issues conforms to Consob Communications No. 98083971 of October 26, 1998 and No. 98079574 of October 9, 1998 and are presented in specific paragraphs of these Notes and the Report on operations.
The statement of cash flows, although it is presented in the Report on Operations, constitutes an integral part of these notes to financial statements pursuant to Article 2423, Section 3 of the Italian Civil Code.
Unless otherwise specified, all figures are stated in millions of Italian lire.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Intangible assets

Intangible assets are recorded at acquisition or production cost and are amortized systematically over their estimated period of benefit.
When full recovery of the investments is not expected, the appropriate writedowns are made by applying the method adopted for fixed assets, to which reference should be made.
Detailed amortization policies are presented in the following paragraphs.

"*Start-up and expansion costs*" are amortized in five years, starting from the year the costs were incurred or became due.

"*Industrial and intellectual property rights*" are amortized over their estimated period of benefit on a five-year basis [industrial patents] or on a three-year basis [software], starting from the year of their initial use.

"*Permits, licenses, trademarks and similar rights*" refer mainly to the rights for the use of satellites and are amortized on the straight-line method on the basis of the useful life of the satellites.

"*Goodwill*" is amortized in five years starting from the year in which the cost was incurred.

The item "*Others*" consists primarily of:
- *leasehold improvements*: the amortization is calculated on the basis of the remaining duration of the lease contracts;
- *rights of transmission:* the rights guarantee the extension of transmission capacity of

2284

the company over a foreign territory and are amortized over the period of the contracts entered with the foreign operators who own the installation to which the rights refer;
- *exclusive rights to the "Great Jubilee 2000" event:* these refer to the charges incurred by Telecom Italia for the acquisition of the exclusive right as the sole telecommunications operator of the Jubilee and are amortized up to the expiration of the right [June 30, 2001].

"*Research, development and advertising costs*" are charged to the statement of income in the year incurred.

Fixed assets

Fixed assets are recorded at acquisition or production cost and depreciated on the straight-line method at rates determined on the basis of their estimated remaining useful life. They include inflation adjustments made on the basis of the special laws regarding assets existing on or before December 31, 1981 [Law No. 74 of February 11, 1952; Law No. 576 of December 2, 1975; Law No. 72 of March 19, 1983], the entries required under Law No. 823 of December 19, 1973, regarding the settlement of tax liabilities, as well as mandatory upward adjustments of all real estate as required by Law No. 413 of December 30, 1991.
For assets whose value is permanently below the historical cost, net of their accumulated depreciation, the appropriate writedowns are made pursuant to Article 2426, Section 1, item 3 of the Italian Civil Code. To determine such writedowns, the provisions of international accounting principle IAS 36 and US accounting principle SFAS 121 are applied. These principles define specific methods based on the expected future profitability of the assets. In particular, an analysis is made of the value of those assets affected by events compromising the possibility of a full recovery of book value. This value is compared with the – non discounted – cash flows expected from use of the assets. If the cash flow is less than the book value, writedowns are determined by adjusting the book value of the assets to their fair value, represented by cash flows, discounted at the rate used for the valuation of the investments. Any writedowns are recorded in the statement of income under the item "amortization, depreciation and writedowns" among "other writedowns of fixed assets and long-term investments".
Construction in progress is stated at the amount of direct costs incurred [materials used for the installations or intended therefor, third-party services, miscellaneous expenses, as well as company labor]. The value of fixed assets does not include maintenance costs incurred for their upkeep to guarantee their expected useful life, their original capacity and productivity, and costs borne to repair malfunctions and failures; such expenses are charged to the statement of income in the year incurred.
The total depreciation charge for the year was determined taking into account the revised estimated useful lives of the main installations constituting the national telecommunications network, being the networks in copper and the exchange installations, as described in the comments to the note on "depreciation of fixed assets".

Total accumulated depreciation for fixed assets was upwardly adjusted where called for by the previously mentioned special laws.

Investments in subsidiaries, affiliated companies and other companies

Investments in subsidiaries, affiliated companies and other companies are included either under long-term investments or short-term financial assets, based on the anticipated holding period.
Long-term investments in "*subsidiaries*", "*affiliated companies*" and "*other companies*" are valued at acquisition or subscription cost – determined according to the continuous LIFO

2285

method – increased by the statutory inflation adjustments, as well as the voluntary one made to several investments during the preparation of the financial statements at December 31, 1981.
The carrying value of investments recorded in long-term investments is adjusted for any reasonable expectations of a decline in profitability or recoverability in future years.
For long-term investments in companies operating at a loss, the value of the investments is written down to an amount equal to the corresponding share of the underlying net equity, if lower, as shown by the latest financial statements of the respective companies. Losses exceeding the corresponding carrying values are recorded among "*reserves for risks and charges*".
Investments included under current assets, consisting mainly of shares of consolidated listed companies purchased for trading purposes, are stated at the lower of cost – determined according to the continuous LIFO method – and realizable value, based on the year-end prices on the Italian Online Stock Market.
The costs of investments in foreign companies have been translated into Italian lire at historical exchange rates prevailing at the time of acquisition or subscription.
Writedowns of investments, whether included in long-term investments or current assets, will be reversed in subsequent years if the underlying assumptions are no longer correct.
With regard to investments in "international organizations for satellite systems", the value shown in the financial statements consists of the equivalent value in Italian lire of the net financial contributions calculated at the exchange rates in effect at the time of each transaction. The holding in such organizations is adjusted each year in relation to the actual use of the satellite systems.

Other securities [other than investments in subsidiaries, affiliated companies and other companies]

Securities that the company intends to hold to maturity are included among long-term investments; those bought for trading purposes are listed under short-term financial assets.
Securities held as long-term investments are valued at cost, adjusted for the portion of the difference between the cost and the redemption value that accrued during the year.
Securities included in current assets are valued at the lower of cost of acquisition, adjusted for the portion of issue differences and realizable value, based on the year-end prices on the Italian Online Stock Market.
Writedowns of securities will be reversed in subsequent years, if the underlying assumptions are no longer correct.
The cost of securities, whether included in long-term investments or current assets, is determined by the continuous LIFO method.

Inventories

Inventories – consisting of goods intended for sale, as well as stock on hand of technical materials and replacement parts to be used in the business during the year and for maintenance – are valued at the lower of cost, calculated using the weighted-average method, and realizable value.
The carrying value of goods in stock is reduced, through appropriate writedowns, for obsolete materials.
Inventories include the amount of work on behalf of third parties in progress at the end of the year, valued according to the "costs" already incurred.

2286

Accounts receivable and liabilities

Accounts receivable are stated at estimated realizable value and classified under long-term investments or current assets. They include – as far as telecommunications services are concerned – the amount of services already rendered to customers and other carriers, already billed or still to be billed, as well as the invoices for the sale of telephone and online products.
Liabilities are shown at their nominal value.
Up to December 31, 1998, accounts receivable and liabilities expressed in currencies not belonging to the European Monetary Union were recorded at the exchange rate at the time they were booked; to deal with the risk of losses deriving from exchange rate fluctuations, the negative difference between the balance of accounts receivable and liabilities translated at year-end exchange rates and their balance at the original exchange rates was charged to the statement of income with a counterpart entry to the reserve for foreign exchange fluctuations under the item "*other reserves for risks and charges*".
Starting from 1999, the same accounts receivable and liabilities are recorded, based on the concept of prudence, at the year-end exchange rates as set forth by the recently issued national accounting principle No. 26 as well as International Accounting Standard [IAS] No. 21; the positive and negative differences between the balance of accounts receivable and liabilities converted at year-end exchange rates and their balance at the original exchange rates are recorded in the statement of income among "*financial income*" and "*financial expense*".
Had these new procedures for the translation of foreign currencies been applied in the preceding year they, in any case, would not have had any significant impact on the financial statements for the year.

Accruals and deferrals

These items are recorded on the accrual basis. "*Discounts and similar charges on borrowings*" consist of costs in connection with long-term loans, which are charged to the statement of income over the duration of the loan in proportion to the accrued interest.

Reserves for risks and charges

"*For taxes*": this reserve includes prudent provisions for estimated tax charges [including any surtaxes and late payment interest] on positions not yet agreed or in dispute.

"*For deferred taxes*": this reserve includes deferred tax liabilities - net of deferred tax assets, whenever the assumptions for doing so exist - calculated on the timing differences between the value attributed to assets and liabilities for statutory purposes and the value attributed to the same assets and liabilities for tax purposes.
Whenever the amount of deferred tax assets is higher than deferred tax liabilities, the balance is recorded among "*miscellaneous receivables*" in current assets.
In 1998, deferred tax assets and deferred tax liabilities were recorded separately in the balance sheet.

"*Others*": relate primarily to provisions to cover charges of certain or likely existence whose amount or date of occurrence could, however, not be determined at the end of the year. The provisions reflect the best possible estimate, based on the commitments made and on the available data. In detail, they consist of:
- the reserve for litigation, determined by taking into account, according to prudent criteria, charges in connection with the foreseeable outcome of various disputes;
- the reserve for losses of subsidiaries and affiliates, which includes the losses of such investments in excess of the corresponding carrying values;
- the reserve for contractual risks and other risks, determined by valuing, according to prudent criteria, charges in connection with the settlement of trade and miscellaneous items;
- the reserve for capital grants, which will be explained below.

Reserve for employee termination indemnities

The amount of this reserve is determined in accordance with current laws [in particular Law No. 297 of May 29, 1982, which provides for fixed and variable cost-of-living adjustments] and collective bargaining agreements. The reserve is adjusted to the liability matured at the end of the year for personnel in force at that date and is net of advances paid.
The item "*miscellaneous receivables*", under long-term investments, includes the receivable stemming from the advance payment of tax on termination indemnities in accordance with Law No. 662 of December 23, 1996 and its subsequent amendments. This receivable is revalued according to the provisions of the law.

Employee benefit obligations under Law No. 58/1992

With regard to Telecom Italia's obligation required under Law No. 58/1992 to guarantee a uniform insurance status with the Telephone Workers' Social Security Fund [FPT] to all employees in service in the Group's telephone companies [Stet, Sip, Italcable and Telespazio] as of February 20, 1992, as well as those who moved from the Public Administration to Iritel, Article 66, Section 1 of Law No. 427/1993 specifies that the sums due to the Fund should be shown in the financial statements and are tax deductible in the years in which the payments to fulfil this obligation – in fifteen equal annual installments, payable in arrears – are actually made.
At the present time, the amount of the liability, which will be determined by the National Social Security Institute [Istituto Nazionale della Previdenza Sociale - INPS], can be estimated only roughly, due to problems relating to the interpretation and application of the social security legislation and to the lack of certain data which only the social security institutions currently possess. Nevertheless, these financial statements include Lire 1,472 billion of residual payables to INPS, [net of the amount attributed to TIM for the employees transferred to that company], relating to the estimate made for the employees of the former State Company for Telephone Services [ASST] by the special Ministerial Commission established under Law No. 58/1992 upon the transfer of the assets of the Post and Telecommunications Administration to Iritel, and recorded by the latter company in its financial statements at December 31, 1993. As a result, these charges will have no impact on the results of future years, since they were already included in the aforementioned calculation.
A dispute concerning the application and interpretation of this law is pending with INPS regarding, firstly, the effective date for the computation of the accrued interest due under

Law No. 58/1992, in view of the fact that the liability is paid in installments. Telecom Italia believes that interest should accrue from the time when INPS notifies it of the actual amount of the liability, while INPS claims that the computation should be made as of February 20, 1992 or on the date of the transfer to Iritel. The second issue is the exclusion from the effects of Law No. 58/1992 of all employees [except for employees of the former Iritel] who had filed an application to join pursuant to Law No. 29/1979 before February 20, 1992, unless that application had not been processed by INPS. The position of the Company is that the criteria set forth in Law No. 29/1979 – and, therefore, payment of the respective obligations – apply to these employees.
At the present time, the parties have agreed that the differences in interpretation shall be settled through test appeals, with recourse to the Court of Appeals being waived and for a final determination of the correct interpretation of the law in question.
While the proceedings are pending, Telecom Italia has agreed to pay under protest the amounts requested by INPS based on the criteria determined by the latter, subject to subsequent equalization adjustments, if the Courts ultimately accept the Company's interpretation.
Based on the above, a reasonable estimate of the principal amount of the liability attributable to the Company [excluding, as mentioned earlier, the part relating to the former Iritel employees] could vary between Lire 1,800 billion and Lire 2,400 billion [Lire 381 billion of which has already been paid], depending on conflicting interpretations and taking into account all personnel involved. However, these estimates are merely indicative, lacking complete data from INPS. As of December 31, 1999, INPS had submitted formal requests for about 94% of the employees whose change in insurance status will result in a charge for Telecom Italia.
In either case, the impact of the charge should definitely be compatible with the income of future years, since, as allowed under Article 5, Section 3 of Law No. 58/1992, the payments requested by INPS will be made in fifteen equal annual installments payable in arrears [including annual interest of 5%], starting when INPS formally submits its requests.
Under an agreement concluded with INPS with regard to the pre-amortization interest [including the amounts attributable to the former Iritel employees], Telecom Italia has agreed to pay – under protest – the respective amounts in fifteen equal annual installments, including an annual interest of 5%.
The remaining liability for obligations under Law No. 58/1992, to be paid in fifteen annual installments on the basis of the formal requests made by INPS on December 31, 1999 and the interpretation of said requests, amounts to Lire 3,887 billion, divided as follows:
a] Lire 1,955 billion for the principal amount [except for the portion attributable to former Iritel employees];
b] Lire 1,143 billion in accrued interest;
c] Lire 789 billion in pre-amortization interest [including accrued interest].

The charge to income for the year 1999 [under "*extraordinary expense*"] amounts to Lire 364 billion inclusive of accrued interest and pre-amortization interest.
Moreover, during 1999, Telecom Italia paid INPS the above-mentioned charges also on behalf of other Group companies – mainly TIM and CSELT – for those employees transferred and covered by the obligation of a uniform insurance status under Law No. 58/1992 and has arranged for these amounts to be recovered from these companies. The recovery is recorded in the statement of income under "*extraordinary income*" and amounts to Lire 5 billion.

Grants

Operating grants [directly credited to the statement of income] and capital grants or grants for installations are recorded in the accounting period in which the paperwork documenting the grants is received, or in the period in which the respective costs are incurred, provided that the certainty of payment is confirmed by established procedures. The treatment of capital grants and grants for installations in the balance sheet is as follows:

a] grants received through December 31, 1992, are included under "*reserves for risks and charges*". The portions equivalent to the depreciation taken on assets financed with the grants in question [the so-called "available" portion] are transferred to a special equity reserve in order to obtain the benefits allowed under the tax law;

b] for grants received from January 1, 1993 to December 31, 1997, 50% of the amount received is recorded in a special reserve of stockholders' equity in order to take advantage of the benefits available under the tax laws, and the remaining 50% is recorded under *deferred income*. These amounts are gradually credited to income in accordance with the pertinent laws;

c] for grants received from January 1, 1998, the amount is recorded under "*deferred income*" and progressively credited to the statement of income in relation to the depreciation taken on the assets to which the grants refer.

Revenues and expenses

Revenues and expenses are recorded on an accrual basis.
In particular, starting from January 1, 1999 traffic revenues relating to telecommunications services are shown gross of the amounts due to other carriers which are recorded, for the same amount, in production cost.
Fees for new access lines and line transfers are recorded as income when the service is provided.
Dividends from subsidiaries are recorded when they accrue, that is, in the year when the income from which they are paid is earned by the subsidiaries, providing a substantial certainty that they will be paid, and, in any event, when the stockholders' resolution declaring the dividend is passed or when the appropriation of net income is set forth in the preliminary financial statements prepared by the management of the subsidiaries prior to the Board meeting of the parent company that resolves upon the financial statements. Dividends from affiliated companies and other companies, on the other hand, are recognized in the statement of income according to the accrual principle or in the year in which the respective right to the receivable arises, following the stockholders' resolution of those companies. Starting from 1999, tax credits are recorded on the same basis as the dividends to which they refer, whereas in prior years tax credits were only recorded on dividends collected. The adoption of this new accounting principle led to the recording of Lire 887 billion in financial income of tax credits on dividends accrued, compensated, however, by the increase in deferred taxes.

Leased assets

Capital goods acquired under leasing agreements are shown in the financial statements by a method consistent with current legislation, which requires that leasing payments be recorded as operating costs.

2290

Memorandum accounts

"*Guarantees provided*" consist of sureties on behalf of Group companies to secure their borrowings and other obligations. They are shown for an amount equal to the guarantee provided. Those provided in foreign currencies are translated at year-end exchange rates.
"*Purchase and sale commitments*" refer, like "*other memorandum accounts*", also to derivative contracts, which are described in a specific paragraph, and to sales commitments relating to debentures reserved for subscription by the company's personnel. These commitments, which are outside the normal "operating cycle", are determined on the basis of the unperformed portion of contracts outstanding at the end of the year.
"*Other memorandum accounts*" include, in particular:

- leased assets, which are shown in the amount equal to the remaining lease payments due in future years, plus the respective buyout amount;
- the value of the ordinary shares purchased under the Initial Public Offering by employees of the Company and of other consolidated Italian companies of the Telecom Italia Group and, as of December 31, 1999, on deposit with Telecom Italia, which in turn had deposited them with Monte Titoli S.p.A.. These shares were valued on the basis of their official stock market price on December 30, 1999.
- counter-guarantees received by Telecom Italia from third-party companies for guarantees provided for the obligations undertaken by these companies with others.

Financial derivatives

Financial derivative contracts are used by the Company to hedge exposure to interest rate and currency exchange risks.
The use of interest rate derivative contacts has allowed savings in funding costs on medium/long-term loans in Italian lire. The use of the Interest Rate Swaps and the Cross Currency and Interest Rate Swaps to convert loans made by EIB at variable interest rates or in foreign currency to fixed rates in Italian lire, has allowed a reduction in costs compared to the speculate assumptions on loans offered by EIB at fixed rates in Italian lire.
The memorandum accounts include the item "*other*" which comprises the notional values of the financial derivative contracts that do not require any initial or final exchange of capital [interest rate swaps, zero cost collars], and the item "*purchase and sales commitments*" which relates to the commitments for the purchase or sale of foreign currency translated into Italian lire at the exchange rate at the conclusion of the contract [cross currency and interest rate swaps, currency swaps].

2291

Interest flows to be received or paid on interest rate swaps, zero cost collars, cross currency and interest rate swaps and the premium or discount on currency swaps are recorded in the statement of income on the accrual basis over the period of the contract, with a counterpart entry to "accrued income and prepaid expenses" on accrued liabilities or deferred income.
The premiums paid [received] against the purchase and sale of put and call options on financial instruments [e.g. foreign currency, listed shares in portfolio] are recorded in "*miscellaneous receivables*" ["*miscellaneous payables*"]. If the option is exercised, the premium paid [received] becomes a component of the purchase or sale amount of the underlying instruments. If the option is not exercised, the premium paid [received] is recorded in *financial income and expense* in the statement of income. Options outstanding at year-end are stated at the market value at the end of the year. If this valuation gives rise to any unrealized gains, such gains will not be recorded in the statement of income; however, if the gains are significant, they will be disclosed in a note to the financial statements.
Derivative contracts used for hedging purposes are valued on a basis consistent with the underlying assets and liabilities.

2292

BALANCE SHEETS

ASSETS

Intangibles, fixed assets and long-term investments

Intangible assets — ***Lire 2,258,614 million***

[Lire 2,230,317 million at December 31, 1998]

A summary of the changes during the year is presented as follows:

[in millions of lire]	1999
– Additions	1,352,519
– Retirements and other changes	[66,088]
– Writedowns	[4,919]
– Amortization	[1,253,215]
Total	28,297

An analysis of the composition and the changes in intangible assets during the year is presented as follows:

	12/31/1998			
[in millions of lire]	Cost	Writedowns	Amortization	Total
Start-up and expansion costs	4,099	=	[4,099]	=
Industrial patents and intellectual property rights	3,505,721	[59,000]	[2,226,639]	1,220,082
Permits, licenses, trademarks and similar rights	176,437	=	[80,701]	95,736
Goodwill	19,000	=	[11,400]	7,600
Work in progress and advances to suppliers	595,563	=	=	595,563
Other intangibles [*]	909,231	=	[597,895]	311,336
Totale	5,210,051	[59,000]	[2,920,734]	2,230,317

[*] Including:				
Leasehold improvements	748,229	=	[553,774]	194,455
Great Jubilee 2000	114,000	=	[32,571]	81,429

2293

[in millions of lire]	Changes during the year Additions	Reclassifica-tions	Sales/ Retirements [a]	Writedowns	Amortization	Total
Start-up and expansion costs	=	=	=	=	=	=
Industrial patents and intellectual property rights	2,510	1,158,546	[55,495]	[4,919]	[1,128,436]	[27,794]
Permits, licenses, trademarks and similar rights	176	40,898	[582]	=	[23,630]	16,862
Goodwill	=	=	=	=	[3,800]	[3,800]
Work in progress and advances to suppliers	1,314,777	[1,163,996]	[5,961]	=	=	144,820
Other intangibles [*]	35,056	[35,448]	[4,050]	=	[97,349]	[101,791]
Total	1,352,519	=	[66,088]	[4,919]	[1,253,215]	28,297
[*] Including:						
Leasehold improvements	35,056	=	[844]	=	[66,058]	[31,846]
Great Jubilee 2000	=	=	[3,206]	=	[31,289]	[34,495]

[a] Broken down as follows:	Cost	Amortization	Carrying value
Start-up and expansion costs	[4,099]	4,099	=
Industrial patents and intellectual property rights	[476,362]	420,867	[55,495]
Permits, licenses, trademarks and similar rights	[805]	223	[582]
Work in progress and advance to suppliers	[5,961]	=	[5,961]
Other intangibles	[5,683]	1,633	[4,050]
Total	[492,910]	426,822	[66,088]

[in millions of lire]	12/31/1999 Cost	Writedowns	Amortization	Total
Start-up and expansion costs	=	=	=	=
Industrial patents and intellectual property rights	4,184,882	[58,386]	[2,934,208]	1,192,288
Permits, licenses, trademarks and similar rights	227,471	=	[114,873]	112,598
Goodwill	19,000	=	[15,200]	3,800
Work in progress and advances to suppliers	740,383	=	=	740,383
Other intangibles [*]	892,391	=	[682,846]	209,545
Totale	6,064,127	[58,386]	[3,747,127]	2,258,614
[*] Including:				
Leasehold improvements	782,090	=	[619,481]	162,609
Great Jubilee 2000	109,512	=	[62,578]	46,934

Industrial patents and intellectual property rights *Lire 1,192,288 million*

Industrial patents and intellectual property rights, which decreased by Lire 27,794 million compared to December 31, 1998, can be broken down as follows:

[in millions of lire]	12/31/1999	12/31/1998
• software in use	1,191,960	1,219,596
• industrial patents	328	486
Total	1,192,288	1,220,082

2294

Capitalized costs for applications software show a decrease of Lire 27,636 million compared to December 31, 1998 due to some projects which became operative during the year [Lire 1,158,546 million] and new direct additions [Lire 2,394 million], net of the amortization charge [Lire 1,128,246 million], retirements during the year [Lire 55,411 million] and writedowns [Lire 4,919 million] of *DECT* software.
Industrial patents decreased by Lire 158 million compared to December 31, 1998, and represent the difference between capitalized costs incurred to file new patents and extend already filed patents to foreign countries [totaling Lire 116 million], retirements [Lire 84 million] during the year and the amortization charge [Lire 190 million].

Permits, licenses, trademarks and similar rights — *Lire 112,598 million*

This item shows an increase of Lire 16,862 million compared to December 31, 1998, representing the difference between additions, projects which became operative [Lire 41,074 million], the amortization charge [Lire 23,630 million] and retirements [Lire 582 million] during the year.

Goodwill — *Lire 3,800 million*

This item refers to the residual amount of goodwill paid by Telecom Italia in connection with the acquisition of the Video On Line business segment from Exol.

Work in progress and advances to suppliers — *Lire 740,383 million*

Work in progress and advances to suppliers show an increase of Lire 144,820 million compared to December 31, 1998, mainly due to the investments for software development projects relating to network applications and operating programs [Lire 1,281,207 million], the reclassifications for transfers of projects to assets in operation during the year [Lire 1,158,546 million] and the advances to software suppliers [Lire 27,574 million].

Other intangibles — *Lire 209,545 million*

These assets, which decreased by Lire 101,791 million compared to December 31, 1998, mainly include:

- "leasehold improvements" [Lire 162,609 million] made up by costs incurred to adapt leased properties to the Company's operating needs. This item shows a decrease of Lire 31,846 million compared to December 31, 1998, representing the difference between new capitalized items [Lire 35,056 million] and the amortization charge [Lire 66,058 million];
- "Great Jubilee 2000" includes the costs incurred to obtain the exclusive TLC provider rights for "Great Jubilee 2000" [Lire 46,934 million] acquired in 1998. This asset shows a decrease due to the amortization charge [Lire 31,289 million].

Fixed assets ***Lire 36,519,951 million***

[Lire 38,740,751 million at December 31, 1998]

A summary of the changes during the year is presented as follows:

[in millions of lire]	1999
– Additions	4,573,624
– Retirements and other changes	[144,011]
– Writedowns	[137,380]
– Depreciation	[6,513,033]
Total	[2,220,800]

An analysis of the composition and the changes in fixed assets during the year is presented as follows:

	12/31/1998				
[in millions of lire]	Cost	Upward adjustments	Writedowns	Accumulated Depreciation	Total
Land and buildings	10,079,087	1,986,837	[3,939]	[4,154,867]	7,907,118
• non-industrial buildings	97,280	15,571	=	[8,113]	104,738
• industrial buildings	9,981,807	1,971,266	[3,939]	[4,146,754]	7,802,380
Plant and machinery	86,327,877	1,914,207	[1,775,000]	[57,690,096]	28,776,988
Manufacturing and distribution equipment	1,715,353	5,403	=	[1,586,050]	134,706
Other fixed assets	2,859,328	8,385	=	[2,306,971]	560,742
Construction in progress and advances to suppliers	1,361,197	=	=	=	1,361,197
Totale	102,342,842	3,914,832	[1,778,939]	[65,737,984]	38,740,751

	Changes during the year					
[in millions of lire]	Additions	Reclassifications	Sales/ Retirements/ Other changes [a]	Writedowns/ Reversals of di valore	Depreciation	Total
Land and buildings	40,028	300,093	[11,453]	=	[407,222]	[78,554]
• non-industrial buildings	85	1,723	[6,756]	=	[1,920]	[6,868]
• industrial buildings	39,943	298,370	[4,697]	=	[405,302]	[71,686]
Plant and machinery	1,182,627	2,877,757	[175,171]	[137,380]	[5,663,514]	[1,915,681]
Manufacturing and distribution equipment	51,327	109	[975]	=	[69,673]	[19,212]
Other fixed assets	262,005	1,169	[844]	=	[372,624]	[110,294]
Construction in progress and advances to suppliers	3,037,637	[3,179,128]	44,432	=	=	[97,059]
Total	4,573,624	=	[144,011]	[137,380]	[6,513,033]	[2,220,800]

[a] Broken down as follows:

	Cost	Upward adjustment	Writedown	Accumulated depreciation	Total
Land and buildings	[9,709]	[8,020]	=	6,276	[11,453]
• non-industrial buildings	[4,146]	[5,021]	=	2,411	[6,756]
• industrial buildings	[5,563]	[2,999]	=	3,865	[4,697]
Plant and machinery	[2,824,418]	[231,236]	=	2,880,483	[175,171]
Manufacturing and distribution equipment	[12,081]	[37]	=	11,143	[975]
Other fixed assets	[93,202]	[11]	=	92,369	[844]
Construction in progress and advances to suppliers	44,432	=	=	=	44,432
Total	[2,894,978]	[239,304]	=	2,990,271	[144,011]

2296

			12/31/1999		
[in millions of lire]	Cost	Upward adjustments	Writedowns	Accumulated depreciation	Total
Land and buildings	10,409,499	1,978,817	[3,939]	[4,555,813]	7,828,564
• non-industrial buildings	94,942	10,550	=	[7,622]	97,870
• industrial buildings	10,314,557	1,968,267	[3,939]	[4,548,191]	7,730,694
Plant and machinery	87,563,843	1,682,971	[1,912,380]	[60,473,127]	26,861,307
Manufacturing and distribution equipment	1,754,708	5,366	=	[1,644,580]	115,494
Other fixed assets	3,029,300	8,374	=	[2,587,226]	450,448
Construction in progress and advances to suppliers	1,264,138	=	=	=	1,264,138
Total	104,021,488	3,675,528	[1,916,319]	[69,260,746]	36,519,951

"*Construction in progress and advances to suppliers*" include labor costs of Lire 26,471 million.

Accumulated depreciation, as a whole, is considered sufficient in relation to the estimated useful lives of fixed assets, as determined by the depreciation rates based on the revised estimated useful life of the majority of installations making up the domestic telecommunications network, such as copper networks and exchange systems and transmission installations, as described in the comment on "depreciation of fixed assets".

Accumulated depreciation covered 61.9% of gross fixed assets at December 31, 1998 and 64.3% at December 31, 1999.

Writedowns during the year [Lire 137,380 million] include, in accordance with the Article 2426, Section I, Item 3 of the Italian Civil Code, the permanent reductions in value of public telephone installations [Lire 93,000 million] and the writedowns of the residual value of DECT installations [Lire 44,380 million].

At December 31, 1999 the upward adjustments made to fixed assets in 1952, 1975, 1983 and 1991 as well as those made under Law No. 823/1973 have been depreciated by an average of approximately 65.38%.

The Company uses fixed assets purchased through lease contracts with its subsidiary Teleleasing, which are essentially stipulated under market conditions, as disclosed in the memorandum accounts and related notes. Had these contracts been accounted for using the financial method, entries would have been made in the statement of income for the interest on the financed principal and the depreciation charge attributable to the leased assets and assets would have been recorded in fixed assets and the residual debt under liabilities. The use of this method, however, would have had no material economic effect on the financial statements. The amount of financial expense included in the lease payments recorded in the 1999 statement of income is separately indicated in the note on the "use of property not owned".

Additions during the year include Lire 905,378 million of projects completed in Southern Italy.

Long-term investments ***Lire 19,644,996 million***
[Lire 16,527,295 million at December 31, 1998]

This item increased by Lire 3,117,701 million compared to December 31, 1998 and includes the following:

[in millions of lire]	12/31/1999	12/31/1998
Investments in		
• subsidiaries	8,731,261	7,631,743
• affiliated companies	217,062	499,021
• other companies	382,070	336,542
	9,330,393	8,467,306
Advances on future increase in capital contributions to investments	8,610,090	6,365,931
Loans to		
• subsidiaries	1,300,011	1,180,284
• other borrowers	404,502	510,287
	1,704,513	1,690,571
Other securities	=	3,487
Total	19,644,996	16,527,295

Investments *Lire 9,330,393 million*

Annexes 9 and 10 present the changes in each investment during the year, together with its corresponding amount at the beginning of the year and at December 31, 1999, as well as, according to Article 2427, Section 5, of the Italian Civil Code, a list of all the Company's investments in subsidiaries and affiliated companies. Overall, investments in subsidiaries, affiliates and other companies increased by Lire 863,087 million compared to December 31, 1998, as shown below:

(in millions of lire)

Increases:	
• Subscription to capital increases, recapitalizations and loss coverage of: Stream [409,259], Accel [575], Emittenti Titoli [800], Czechtel [32], Media Technology Venture [2,834], TMI - Telemedia International Italia [134,118].	547,618
• Acquisition/subscription of shares/quotas at time of corporate formation of: Path.Net [49,995], Telecom Italia GMBH [84], Telsi [793,978] Eutelsat [67,736], Excite Italia B.V. [44], Otto [13,451], Teleporto Adriatico [240], Conai [2], GE.SE.CE.DI. [140].	925,670
• Permanent transfer to capital stock of advances on future increases in capital contributions relating to eFusion Inc..	444
• Corporate formation of Huit S.A. by means of the contribution of the investment in Otto, net of capital contributions payable.	98,958
Total increases [A]	1,572,690

(in millions of lire)

Decreases:	
• Sale of shares/quotas in: Accel [297], Tecnation [85], Inmarsat [105], Intelsat [25,622], S.I.S.I.E. [4], Stream [130,000], Consorzio Telematur [14], The Fantastic Corporation [1,167], Consorzio CoTIM [2], Media Technology Venture [265].	157,561
• Writedown for losses of investments charged to statement of income of: Iridium Italia [63,004], Stream [112,300], TMI-Telemedia International Italia [87,535], TSP [10,825], Teleporti Italia [32], Consorzio Itinera [131], Consorzio Promotore ISDN [48], Sistemi e Telematica [180], Consorzio Ambiente 2000 [8], Consorzio CoTIM [5], Czechtel [16].	274,084
• Writedown for losses of investments covered by the reserve for risks and charges on investments of: Tecno Idro Meteo [84], S.I.S.I.E [161], Stream [139,259], Consorzio Telematur [3].	139,507
• Contribution of investment in Otto to new company Huit S.A..	138,451
Total decreases [B]	709,603
Net change for the year [A-B]	863,087

2299

In particular:

- on June 7, 1999, the sale of 65% of the stock held in Stream was concluded, respectively, to News Television Ltd [35%], Cecchi Gori Group Finmavi S.r.l. [18%] and Società Diritti Sportivi S.r.l. [12%]. After the sale, Telecom's holding in Stream fell to 35% and the company was classified as an affiliated company;
- in connection with the demergers of the businesses managed by Italtel and its subsidiaries which led to the sale, on December 29, 1999, of the 100% stake in Siemens Information and Communication Networks S.p.A. to Siemens Beteiligungsvewaltung GmbH, Telecom Italia acquired the remaining 50% stake in Telsi Ltd. for Lire 793,978 million. Telecom Italia's holding in Telsi Ltd. after the acquisition is now 100% and the company was consequently classified as a subsidiary;
- some investments in subsidiaries and affiliated companies are recorded at an amount in excess of the corresponding share of the underlying stockholders' equity, net of dividends and after the consolidation adjustments. These investments are not written down but are maintained at their carrying values since they are expected to show future earnings and their assets are worth more than their respective book values. In particular, in the case of TIM, the higher value – which is nevertheless significantly lower than market value, as later described – is the result of the method [proportion of market value] used in separating the value of the holding from that of the former company Telecom Italia following the demerger in 1995. As for Finsiel, the value of the investment has not been changed in view of its current earnings potential.
- in February 1998, Meie Assicuratrice, Società Mutua di Assicurazione, was changed into a joint stock company and, consequently, the insured became shareholders of the new joint stock company. Accordingly, on the basis of the insurance premiums paid in the past, 46,104,648 shares of Meie Assicurazioni were assigned, which were recorded only by quantity and not by price. At the time of the merger of Meie Rischi Diversi in Meie Assicurazioni, in 1998, the shares of the latter were attributed a price of Lire 2,488 each, as decided by an independent appraiser appointed by the Milan Courts; on this basis the total value of shares held would therefore amount to Lire 114,708 million.

A comparison between the market price of the listed shares at December 31, 1999 and their carrying value shows an unrealized gain of Lire 84,638 billion. Further details are given in Annex 11.

Advances on future increase in capital contributions to investments *Lire 8,610,090 million*

These show an increase of Lire 2,244,159 million compared to December 31, 1998 due to the non-interest bearing loans on the future increase in capital contributions made during the year to the following companies:

- Stet International Netherlands [Lire 1,676,048 million];
- Stet Mobile Holding [Lire 568,454 million].

The first loan is directed to the acquisition of some foreign holdings, especially in Spain and Latin America.

2300

Loans *Lire 1,704,513 million*

The loans under long-term investments, which are recorded at their face value, corresponding to estimated realizable value, increased by Lire 13,942 million compared to December 31, 1998, and are analyzed as follows:

	12/31/1998	Changes during the year				12/31/1999
[in millions of lire]		Disburse-ments	Reimburse-ments	Reclassifi-cations/ Other	Total	
Subsidiaries	1,180,284	206,633	[108,798]	21,892	119,727	1,300,011
Other borrowers	510,287	48,011	[162,559]	8,763	[105,785]	404,502
Total	1,690,571	254,644	[271,357]	30,655	13,942	1,704,513

Loans to subsidiaries Lire 1,300,011 million

Loans to subsidiaries increased by Lire 119,727 million and represent loans made to Teleleasing, Bitel and Telespazio at market rates.

Loans to other borrowers Lire 404,502 million

Loans to other borrowers decreased by Lire 105,785 million and refer to:

- *receivables from customers* *Lire 1,843 million*

These are made up by 50% of the connection charges borne by residential customers paying in 12 bi-monthly installments, as allowed by law. These receivables show a decrease of Lire 1,306 million from 1998 since this form of payment is not as requested as in the past.

- *receivables from employees* *Lire 84,051 million*

These refer to outstanding loans to employees and include low-rate loans of Lire 2,248 million made in connection with the Initial Public Offering of ordinary Telecom Italia shares;

- *guarantee deposits* *Lire 11,740 million*

These include cash deposits to third parties paid mainly to municipalities to guarantee proper work to roads;

- *other loans* *Lire 306,868 million*

  These mainly refer to:
  - the loan made to Ros Telecom [Lire 54,063 million] for the installation of ITUR project [optic submarine cable linking Italy, Turkey, Ukraine and Russia];
  - the prepayment of the tax on the reserve for employee termination indemnities [Lire 245,012 million] required under Law No. 662 of December 23, 1996, revalued as required by law;

2301

- the outstanding amount [Lire 354 million] of subsidized loans granted to personnel of the other Italian companies of the Telecom Italia Group in connection with the Initial Public Offering [IPO] of ordinary Telecom Italia shares.

2302

As required by Article 2358 of the Italian Civil Code, we report that the amount of the available reserves recorded in the financial statements at December 31, 1999 is sufficient to cover the outstanding balance of the loans made to employees of Telecom Italia and Telecom Italia Group companies for the purchase of ordinary Telecom Italia shares in connection with the Initial Public Offering under Decree of August 8, 1997 by the President of the Council of Ministers.
As required under Article 2427, Section 6 of the Italian Civil Code, Annex 12 sets forth a breakdown of loans under long-term investments by maturity within and beyond five years.

Other securities =

Other securities show a zero balance due to the redemptions during the year.

As required by Article 10 of Law No. 72/1983 the table below sets forth a breakdown of upward adjustments by type of assets held by the Company.

[in millions of lire]
assets
assets
Fixed
Other

Investments in Total Subsidiaries	Land and buildings Affiliates	Plant and machinery	Industrial and distribution equipment	Other assets	Construction in progress and advances to suppliers
Historical cost of additions					
to 12.31.1999:					
Upward adjustments under					
Special laws	3,528,234	3,742,549	16,423	14,937	=
7,302,143	1,497,344	4,680			
Not adjusted	6,881,265	83,821,294	1,738,285	3,014,363	1,264,138
96,719,345	7,187,037	347,750			
Total	10,409,499	87,563,843	1,754,708	3,029,300	1,264,138
104,021,488	8,684,381	352,430			
Upward adjustments::					
Under Law No. 74 of 2.11.1952	5,372	=	=	=	=
5,372	724	=			
Under Law No. 823 of 12.19.1973	24,615	=	=	=	=
24,615	1,057	=			
Under Law No. 576 of 12.2.1975	112,854	77,923	5,366	928	=
197,071	29,535	=			
Under Law No. 72 of 3.19.1983	715,210	1,605,048	=	7,446	=
2,327,704	223,459	2,757			
Under Law No. 413 of 12.30.1991	1,120,766	=	=	=	=
1,120,766	=	=			
Voluntary adjustment made in 1981	=	=	=	=	=
= 109,688	=				
Total	1,978,817	1,682,971	5,366	8,374	=
3,675,528	364,463	2,757			
Totale generale	12,388,316	89,246,814	1,760,074	3,037,674	1,264,138
107,697,016	9,048,844	355,187			

2303

Current assets

Inventories — ***Lire 233,028 million***
[Lire 263,613 million at December 31, 1998]

These decreased by Lire 30,585 million compared to December 31, 1998 and include the following:

Contract work in process — *Lire 53,980 million*

This item, which decreased by Lire 20,215 million compared to December 31, 1998, represents the value of the work being performed on behalf of third parties at December 31, 1999.

Merchandise — *Lire 179,048 million*

Merchandise includes goods held for resale and used for maintenance [telephone products and materials] and shows a decrease of Lire 10,370 million compared to December 31, 1998.

Accounts receivable — ***Lire 15,401,138 million***
[Lire 15,002,304 million at December 31, 1998]

Trade accounts receivable increased by Lire 398,834 million compared to December 31, 1998.

A breakdown and the changes that occurred during the year are given in the table below:

	12/31/1998	Changes during the year			12/31/1999
[millions of lire]		Utilizations	Provisions	Change	
Trade accounts receivable	10,634,958			[498,125]	10,136,833
• allowance for doubtful accounts	[848,000]	519,035	[399,035]	120,000	[728,000]
Total	9,786,958			[378,125]	9,408,833

Receivables from subsidiaries	2,815,413	162,591	2,978,004
of which financial receivables	1,670,942	412,843	2,083,785
Receivables from affiliated companies	669,491	[264,090]	405,401
of which financial receivables	461,294	[396,505]	64,789
Receivables from parent companies	=	2,484	2,484
Miscellaneous receivables	1,730,442	875,974	2,606,416
• Government and other public entities for grants and subsidies	5,489	[5,239]	250
• accrued dividends from subsidiaries	705,440	805,567	1,511,007
• deferred tax assets	201,150	144,333	345,483
• other receivables	818,363	[68,687]	749,676
Total	15,002,304	398,834	15,401,138

Trade accounts receivable — *Lire 9,408,833 million*

Trade accounts receivable, which are shown net of the allowance for doubtful accounts [Lire 728,000 million, of which Lire 399,035 million charged during the year], decreased by Lire 378,125 million compared to December 31, 1998.
The allowance for doubtful accounts decreased by Lire 120,000 million compared to December 31, 1998 [Lire 848,000 million], mainly due to a reduction in doubtful receivables from business

customers, partly as a consequence of the settlement of the dispute with the Italian Postal Administration, involving the utilization of Lire 137,000 million from the allowance account.

Receivables from subsidiaries *Lire 2,978,004 million*

Receivables from subsidiaries, up by Lire 162,591 million compared to December 31, 1998, also include receivables from Italtel, reclassified from affiliated companies to subsidiaries following the deal with Siemens A.G..
These receivables refer to trade receivables, financial receivables and other receivables. The financial receivables reflect current account transactions carried out at market rates for cash management purposes and short-term loans granted to the companies; such receivables can be analyzed as follows:

[in millions of lire]	12/31/1999	12/31/1998
Financial receivables from Subsidiaries:		
Aspasiel	1,606	2,990
Atesia	=	1,761
Consiel	52,943	30,000
Consorzio Itinera [in liquidation]	=	254
Consultel [in liquidation]	384	283
Cselt	24,191	43,629
Eis	7,556	11,517
Elettra Tlc	41,889	72,127
Emsa	26,365	33,364
Finsiel	391,052	336,736
Insiel	1,390	=
Intersiel	3,021	6,333
Ireos [in liquidation]	1,915	1,834
Iridium	429	=
Italtel	200,000	=
Logicasiel	3,660	1,455
Meie Assicurazioni	=	1,048
Netsiel	16,516	=
NTC [in liquidation]	1,295	1,211
Reseau [in liquidation]	1,685	369
Saiat	64,095	19,159
Saritel	77,291	44,408
Sidac [in liquidation]	11,480	11,475
Sinted	=	9,831
Sintesiel	974	402
Sodalia	32,790	41,669
Softe	295,485	=
Stet International	29,303	109,760
Stream	=	116,829
Tecnitel	2,600	1,440
Teleleasing	266,110	185,744
Telesoft	259,907	247,207
Telespazio	120,635	64,415
Telsy	=	850
Tmi Telemedia International Italia	73,110	2,498
Tmi Telemedia International Ltd	69,478	270,069

2306

Trainet	=	275
Venis	4,630	=
Total	2,083,785	1,670,942

Trade receivables, amounting to Lire 712,749 million, are mostly due from TIM [Lire 292,556 million], Teleleasing [Lire 80,530 million], Telespazio [Lire 74,619 million], Stet International [Lire 51,779 million] and Telesoft [Lire 45,878 million].
Other receivables, amounting to Lire 181,470 million represent primarily amounts owed in connection with the Group's VAT settlement system.

Receivables from affiliated companies *Lire 405,401 million*

Receivables from affiliated companies decreased by Lire 264,090 million compared to December 31, 1998 mainly as result of the previously mentioned reclassification of Italtel to receivables from subsidiaries. It should also be pointed out that this item includes receivables from Stream reclassified from subsidiaries to affiliated companies following the sale of the majority stake in this company in 1999.
Receivables include trade receivables, financial receivables and other receivables. The financial receivables reflect current account transactions carried out at market rates for cash management purposes and short-term loans; such receivables can be analyzed as follows:

[in millions of lire]	12/31/1999	12/31/1998
Financial receivables from affiliated companies:		
Astelit	344	=
Datasiel	=	144
Esri Italia	7,121	8,741
Excite Italia BV	989	=
Italtel	=	452,348
Labia Services [in liquidation]	=	28
Lares Tecno	34	=
Sispi	12	33
Stream	56,270	=
Consorzio Telcal	19	=
Total	64,789	461,294

Trade receivables, amounting to Lire 335,837 million, are mostly due from Seat Pagine Gialle [Lire 119,080 million], Retevision [Lire 46,993 million], Stream [Lire 35,522 million] and Golden Lines [Lire 34,827 million].

Other receivables, amounting to Lire 4,775 million, represent primarily receivables from Nortel Inversora [Lire 2,457 million] and Consorzio Telcal [Lire 1,261 million].

Receivables from parent companies *Lire 2,484 million*

These refer to amounts due from the parent companies Olivetti and Tecnost, of which Lire 2,183 million refers to trade receivables.

2307

Miscellaneous receivables *Lire 2,606,416 million*

Accrued dividends from subsidiaries Lire 1,511,007 million
These increased by Lire 805,567 million compared to December 31, 1998 and refer to the dividends accruing to the company from subsidiaries, especially TIM [Lire 1,400,836 million], Finsiel [Lire 45,563 million] and Sirti [Lire 37,174 million].
Government and other public entities for grants and subsidies Lire 250 million
These decreased by Lire 5,239 million compared to December 31, 1998 and are made up by the receivable from the European Social Fund for grants received against the costs incurred in the training of personnel working in Southern Italy or in economically depressed areas of Central and Northern Italy.

Deferred tax assets Lire 345,483 million
These are shown net of the reserve for deferred taxes [Lire 1,609,364 million]. The main items which gave rise to deferred tax assets are the writedown of receivables and plant and the reserve for risks; those which generated deferred tax liabilities were the reserve for accelerated depreciation and gains. Both the reserve for "deferred tax liabilities" and "deferred tax assets" include, only at December 31, 1999, tax credits on dividends accrued of Lire 887,415 million.
At December 31, 1999, about Lire 270,000 million of deferred tax assets have not been recorded since future recovery is not reasonably assured.

The balance of deferred tax assets and liabilities is made up as follows:

	Due at December 31, 1999				Due at December 31, 1998			
	Within 1 year	From 2 to 5 years	Beyond 5 years	Total	Within 1 year	From 2 to 5 years	Beyond 5 years	Total
Reserve for deferred taxes	1,185,878	383,366	40,120	1,609,364	161,949	598,643	52,801	813,393
Deferred tax assets	[1,373,688]	[541,039]	[40,120]	[1,954,847]	[241,417]	[460,485]	[174,483]	[876,385]
Net balance	[187,810]	[157,673]	=	[345,483]	[79,468]	138,158	[121,682]	[62,992]

The net balance at December 31, 1999 increased compared to the end of 1998 due to the combined effect of the increase in deferred tax assets [mainly with respect to the value adjustments to tangible assets, the writedown of receivables and the reserve for risks and charges] and the reduction in deferred tax liabilities [relating to accelerated depreciation and gains], net of tax credits on dividends accrued at December 31, 1999, also included in deferred tax assets.

Other receivables Lire 749,676 million
These decreased by Lire 68,687 million compared to December 31, 1998 and can be analyzed as follows:

[in millions of lire]	12/31/1999	12/31/1998
• receivables from Tax Administration	46,079	84,882

2308

• receivables relating to personnel	142,600	158,360
• items in transit:		
- amounts paid by customers and in transit with the banking and postal systems	340,064	263,835
- other items	220,933	311,286
Total	749,676	818,363

Short-term financial assets ***Lire 119,207 million***
[Lire 114,357 million at December 31, 1998]

These increased by Lire 4,850 million compared to December 31, 1998 and the composition and changes during the year are shown in the following table:

[in millions of lire]	12/31/1998	Changes during the year				12/31/1999
		Investments	Sales/ Reimburse-ments	Writedowns/ Reversal of writedown	Totale	
Investments in subsidiaries	114,357	407,569	[412,340]	[773]	[5,544]	108,813
Other investments	=	27,811	[17,257]	[160]	10,394	10,394
Total	114,357	435,380	[429,597]	[933]	4,850	119,207

Investments in subsidiaries refer to listed shares purchased for later trading.
The net gain on sales of shares in subsidiaries and other companies, totaling Lire 85,780 million, refers mainly to TIM [Lire 64,023 million] and represents the difference between the sales price of Lire 601,156 million and the corresponding carrying value of Lire 515,376 million.
A comparison between the market prices of listed shares in portfolio at December 31, 1999 and their carrying value shows an unrealized gain of Lire 42,968 million.
Further details are given in Annex 11.

Liquid assets ***Lire 140,452 million***
[Lire 114,483 million at December 31, 1998]

Liquid assets increased by Lire 25,969 million compared to December 31, 1998 and include the following:

[in millions of lire]	12/31/1999	12/31/1998
Bank and postal accounts	139,521	113,436
Checks	1	1
Cash and valuables on hand	930	1,046
Total	140,452	114,483

Accrued income and prepaid expenses ***Lire 49,479 million***
[Lire 52,501 million at December 31, 1998]

These decreased by Lire 3,022 million compared to December 31, 1998 and include the following:

2310

[in millions of lire]	12/31/1999	12/31/1998
Discounts and similar charges on borrowings	3,584	5,002
Accrued income		
• financial income	30,506	30,661
	30,506	30,661
Other prepaid expenses		
• production costs	15,183	16,557
• financial expenses	206	281
	15,389	16,838
Accrued income and other prepaid expenses	45,895	47,499
Total	49,479	52,501

Discounts and similar charges on borrowings *Lire 3,584 million*

These show a decrease of Lire 1,418 million compared to December 31, 1998 due to the amounts charged to the statement of income for the portion attributable to the current year. Discounts and similar charges on borrowings are made up by the expenses incurred to obtain loans.

Accrued income and other prepaid expenses *Lire 45,895 million*

These decreased by Lire 1,604 million compared to 1998.
Accrued income includes the interest expense [Lire 14,582 million] subsidized until 1991 by the Government under Law No. 67/1988, equivalent to three percentage points of the cost of the loans which replaced those assigned to the Company through Cassa Depositi e Prestiti under Law No. 887/1984.
Prepaid expenses are mainly related to leasing installments [Lire 1,695 million], building rents and circuit rent [Lire 9,498 million] and financial expenses [Lire 206 million] pertaining to amounts already accrued or paid, but attributable to future years.

A breakdown of receivables and accrued income by maturity and type is given in Annex 12.

LIABILITIES AND STOCKHOLDERS' EQUITY

Stockholders' equity **_Lire 35,577,763 million_**
[Lire 32,550,945 million at December 31, 1998]

The table below shows the changes that occurred during the year.

[in millions of lire]	12/31/1998	Changes during the year: Appropriation of 1998 net income	Other changes	Net income	Total	12/31/1999
Share capital	7,421,252	=	4,905	=	4,905	7,426,157
Additional paid-in capital	3,431,320	=	59,602	=	59,602	3,490,922
Reserves for inflation adjustments under						
• Law No. 72 of 3.19.1983	4,805,725	=	=	=	=	4,805,725
• Law No. 413 of 12.30.1991	908,093	=	=	=	=	908,093
Legal reserve	622,778	139,489	=	=	139,489	762,267
Miscellaneous reserves:						
• reserve for accelerated depreciation	2,083,193	529,012	[1,124,411]	=	[595,399]	1,487,794
• special reserve	2,503,395	=	1,124,411	=	1,124,411	3,627,806
• reserve for capital grants	819,692	=	33,221	=	33,221	852,913
• other reserves	7,165,723	=	=	=	=	7,165,723
Net income for the year	2,789,774	[668,501]	[2,121,273]	5,050,363	2,260,589	5,050,363
Total stockholders' equity	32,550,945	=	[2,023,545]	5,050,363	3,026,818	35,577,763

Share capital *Lire 7,426,157 million*

Share capital increased by Lire 4,905 million compared to December 31, 1998. Such increase is due to the subscription of 4,905,500 ordinary shares of par value Lire 1,000 each by the Group's managers under the Stock Option Plan approved by resolution of the Extraordinary Stockholders' Meeting held on December 15, 1998.
Share capital consists of 5,260,037,131 ordinary shares and 2,166,120,095 savings shares, both of par value Lire 1,000 each.

Additional paid-in capital *Lire 3,490,922 million*

Additional paid-in capital shows an increase of Lire 59,602 million compared to December 31, 1998 owing to the above-described subscriptions under the Stock Option Plan.

Special reserve *Lire 3,627,806 million*

The special reserve shows an increase of Lire 1,124,411 million due to the reclassification from the "Reserve for accelerated depreciation" described below.

2312

Reserve for accelerated depreciation *Lire 1,487,794 million*

The reserve for accelerated depreciation decreased by Lire 595,399 million and represents the difference between the appropriation of 1998 net income [Lire 529,012 million] and the portion released and reclassified to the "Special Reserve" [Lire 1,124,411 million].

Reserve for capital grants *Lire 852,913 million*

The reserve for capital grants increased by Lire 33,221 million and refers to the transfer of a portion of the capital grants received up to December 31, 1992, which became available during 1999 as a result of the depreciation of the assets to which the grants refer.

Other reserves *Lire 7,165,723 million*

These have remained unchanged compared to December 31, 1998, and are made up by the allocation of the surplus arising from the merger of the former company Telecom Italia in Stet.

Current plans do not include any transactions affecting equity reserves in abeyance of taxes which would be subject to taxation under current law.

Reserves for risks and charges ***Lire 1,242,208 million***

[Lire 1,514,331 million at December 31, 1998]

These decreased by Lire 272,123 million compared to December 31, 1998. The composition and changes in these reserves are described as follows:

	12/31/1998	Changes during the year					12/31/1999
[in millions of lire]		Provisions	Utili-zations	Released to statement of income	Reclassi-fication/ Other	Total	
Reserve for taxes	402,141	893,517	[421,415]	[2,170]	[617,575]	[147,643]	254,498
For taxes	263,983	1,462	[8,777]	[2,170]	=	[9,485]	254,498
For deferred taxes	138,158	892,055	[412,638]	=	[617,575]	[138,158]	=
Other reserves	1,112,190	207,553	[258,136]	[40,676]	[33,221]	[124,480]	987,710
Reserve for litigation	254,523	39,904	[10,057]	[26,676]	=	3,171	257,694
Reserve for capital grants	317,874	=	=	=	[33,221]	[33,221]	284,653
Reserve for losses of subsidiaries and affiliates	169,357	19,588	[139,507]	=	=	[119,919]	49,438
Reserve for contractual risks and other risks	370,436	148,061	[108,572]	[14,000]	=	25,489	395,925
Total	1,514,331	1,101,070	[679,551]	[42,846]	[650,796]	[272,123]	1,242,208

2313

Reserve for taxes *Lire 254,498 million*

The reserve for taxes decreased by Lire 147,643 million compared to December 31, 1998 and entirely refers to income taxes and indirect duties and taxes.
The reserve for deferred income taxes shows a zero balance which is mainly attributable to the set-off with deferred tax assets.

Other *Lire 987,710 million*

These decreased by Lire 124,480 million and include the following reserves.

- Reserve for litigation [Lire 257,694 million]: this includes prudent provisions - charged to various items of the statement of income - for probable expenses in connection with personnel disputes and litigation with third parties which had not yet been settled at the end of the year. The provisions [Lire 39,904 million] are related to litigation with third parties and the utilizations refer to disputes with personnel [Lire 4,240 million], social security institutions [Lire 178 million] and others [Lire 5,639 million].
- Reserve for capital grants [Lire 284,653 million]: this includes the unavailable portion of capital grants received up to December 31, 1992 recorded herein solely for purposes of taking advantage of the tax benefits. Utilizations during the year [Lire 33,221 million] stem from the transfer to stockholders' equity of the portion of the capital grants which became available.
- Reserve for losses of subsidiaries and affiliates [Lire 49,438 million]: this includes the provisions to account for the losses in excess of the carrying value of the corresponding investments, in particular, Iridium Italia [Lire 14,006 million]. Utilizations of Lire 139,507 million refer almost entirely to the coverage of the losses of the company Stream for the first four months of 1999.
- Reserve for contractual risks and other risks [Lire 395,925 million]: this mainly includes the provisions recorded in the previous years for risks relating to the former Iraq construction contracts [Lire 120,000 million], as well as those made in 1999 for probable charges stemming from the settlement of trade and sundry positions [Lire 148,061 million], of which Lire 96,110 million relates to the 1999 interconnecting rates notified by the Telecommunications Authority under resolution of February 15, 2000. Utilizations [Lire 108,572 million] mainly refer to the settlement of the past positions relating to the *SOCRATE* and *DECT* projects.

Reserve for employee termination indemnities ***Lire 2,163,171 million***
[Lire 2,017,465 million at December 31, 1998]

This decreased by Lire 272,123 million compared to December 31, 1998. The composition and changes in this reserve are described as follows:

[in millions of lire]

Balance at 12/31/1998	**2,017,465**
Changes during the year:	
- Provisions charged to income for amounts to fund employee termination indemnities accrued in favor of employees during the year plus the fixed and variable cost-of-living adjustments required under Law No. 297/1982	337,103
- Utilizations for:	
• Indemnities paid to employees who took retirement or resigned during the year	[156,312]
• Advances under Law No. 297/1982	[28,825]
• Amounts transferred to/from subsidiaries and other changes	[6,260]
Balance at 12/31/1999	**2,163,171**

2314

Liabilities ***Lire 34,457,494 million***

[Lire 36,166,514 million at December 31, 1998]

A breakdown of liabilities and accrued expenses pursuant to Article 2427, Section 6, of the Italian Civil Code, is given in Annex 13.

Liabilities, which decreased by Lire 1,709,020 million compared to December 31, 1998, include the following:

			12/31/1999			12/31/1998
[in millions of lire]	Loans payable	Trade accounts payable and miscellaneous payables	Total	Loans payable	Trade accounts payable and miscellaneous payables	Total
Debentures	824,914	=	824,914	900,508	=	900,508
Due to banks	12,422,073	=	12,422,073	13,373,290	=	13,373,290
Due to other lenders	1,609,805	=	1,609,805	2,001,053	=	2,001,053
Advances	=	1,862	1,862	=	3,059	3,059
Accounts payable to suppliers	=	6,187,988	6,187,988	=	6,346,651	6,346,651
Accounts payable to subsidiaries	3,343,202	2,835,348	6,178,550	1,631,949	2,879,337	4,511,286
Accounts payable to affiliated companies	6,426	369,617	376,043	64,390	828,193	892,583
Accounts payable to parent companies	=	4,568	4,568	=	=	=
Taxes payable	=	928,685	928,685	=	1,879,554	1,879,554
Contributions to pension and social security institutions	=	1,709,281	1,709,281	=	1,832,497	1,832,497
Other liabilities	41,738	4,171,987	4,213,725	34,932	4,391,101	4,426,033
Total	18,248,158	16,209,336	34,457,494	18,006,122	18,160,392	36,166,514

Debentures *Lire 824,914 million*

Debentures decreased by Lire 75,594 million compared to December 31, 1998. They include the 1992/2010 debenture issue, passed by resolution of the Extraordinary Stockholders' Meeting of Sip [then Telecom Italia] on April 30, 1992, reserved for employees in service and retired for a maximum amount of Lire 1,000,000 million. The maximum period of the debentures extends to July 1, 2010, although the Company has the option of redeeming the debentures before maturity, by resolution of the Board of Directors. Outstanding debentures owned by employees total No. 16,498,280 [No. 18,010,157 at December 31, 1998] with a face value of Lire 50,000 each.

The semi-annual nominal interest rate is variable [1.2% for the December 31, 1999 coupon] and payment is made on January 1 and July 1 of each year.

Due to banks *Lire 12,422,073 million*

These decreased by Lire 951,217 million compared to December 31, 1998. They comprise medium/long-term debts totaling Lire 7,592,885 million [Lire 7,875,415 million at December 31, 1998] – of which Lire 120,000 million is secured by collateral – and short-term borrowings totaling Lire 4,829,188 million [Lire 5,497,875 million at December 31, 1998], consisting of Lire 3,750,802 million in loans taken out to cover temporary liquidity requirements, Lire 246,283 million in short-term loans of USD 118 million to win the bid

2315

for the privatization of Telebras and Lire 832,103 million of bank overdrafts.

The changes are as follows [in millions of lire]:

- new loans	1,130,693
- loan repayments	1,421,901
- increase to adjust balances in foreign currency	8,678

Medium/long term loans will be repaid under the following loan amortization plans:

Year	[in millions of lire]
2000	1,468,254
2001	1,098,612
2002	1,595,336
2003	2,204,342
2004	723,096
2005 and after	503,245
Total	7,592,885

Corresponding nominal interest rates at December 31, 1999 are shown below:

	[in millions of lire]
Up to 2.5 %	2,194,235
From 2.5% to 5%	3,794,363
From 5% to 7.5%	952,024
From 7.5% to 10%	634,842
Over 10%	17,421
Total	7,592,885

The largest amount of gross debt falls within the range of rates up to 5% and includes loans made by various institutions to replace those by Cassa Depositi e Prestiti [in accordance with Law No. 887/1984], with 3% interest subsidies paid by the Treasury Ministry [in accordance with Law No. 67/1988] plus part of the loans made with EIB funds and short-term borrowings.
Currency loans amount to Lire 1,390,947 million [including Lire 318,217 million relating to the euro-zone currencies] and increased by Lire 443,345 million.
At December 31, 1999 overdraft arrangements amount to Lire 13,074 million.

Due to other lenders *Lire 1,609,805 million*

These decreased by Lire 391,248 million compared to December 31, 1998. They consist of medium/long-term loans made by Cassa Depositi e Prestiti [Lire 1,016,749 million] and amounts due to Iri [Lire 593,056 million], including loans with EIB funds for ECU 2.4 million [equivalent Lire 4,697 million].
Such medium/long-term loans will be repaid as follows:

Year	[in millions of lire]
2000	339,086
2001	399,807
2002	262,285
2003	198,539
2004	140,634
2005 and after	269,454
Total	1,609,805

Corresponding nominal interest rates at December 31, 1999 are shown below:

	[in millions of lire]
From 2.5% to 5%	27,510
From 5% to 7.5%	1,132,711
From 7.5% to 10%	449,584
Total	1,609,805

Accounts payable to suppliers *Lire 6,187,988 million*

These decreased by Lire 158,663 million compared to December 31, 1998, mainly as a result of lower installation investments, and include amounts assigned by some suppliers to credit institutions, factoring companies, etc.. They also comprise payables to other TLC carriers, shown up to 1998 in "other payables", amounting to Lire 1,128,890 million, of which Lire 445,311 million is due to foreign correspondents and Lire 610,581 million to Omnitel Pronto Italia.

Accounts payable to subsidiaries *Lire 6,178,550 million*

These increased by Lire 1,667,264 million compared to December 31, 1998.
They consist of loans payable, trade accounts payable and other payables. Loans payable [Lire 3,343,202 million] include current account transactions negotiated at market rates for cash management purposes and can be analyzed as follows:

[in millions of lire]	12/31/1999	12/31/1998
Loans payable to subsidiaries		
Atesia	2,556	=
Banksiel	38,019	15,990
Bisiel	73	1,820
Carisiel	2,106	401
Consiel	=	1,247
Consorzio Gruppo Stet per Italia '90 [in liquidation]	14	13
Consorzio Itinera [in liquidation]	270	=
Consorzio Promotore *ISDN* [in liquidation]	411	45
Dmr Consiel	1,520	=
Ic Soft [in liquidation]	20	43
Insiel	=	5,828
Iridium Italia	=	5,236
Italtel	248,132	=
Krenesiel	487	464
Meie	423	=
Meie Vita	262	3,675
Netsiel	=	1,370
Path.Net	14,582	=
Scuola Superiore Guglielmo Reiss Romoli	5,111	3,228
Sibisiel	46	623
Sic [in liquidation]	=	11
Sirti	65,340	77,279
Sogei	12,706	112,612
Tele Sistemi Ferroviari	18,292	24,932
Teleporti Italia [in liquidation]	1,279	1,291
Telesoft	=	1
Telsy	781	=
TIM	2,929,503	1,256,095
Tmi Telemedia International Italia	=	119,000
Trainet	1,269	=
Venis	=	745
Total	3,343,202	1,631,949

Trade accounts payable [Lire 2,751,349 million] mainly refer to payables to Sirti [Lire 338,313 million], TIM [Lire 837,230 million], Telesoft [Lire 459,188 million], Italtel [Lire 576,558 million], the latter being reclassified from affiliated companies to subsidiaries following the deal with Siemens A.G..
Other payables [Lire 83,999 million] primarily refer to capital contributions paid to the company Path.Net [Lire 34,997 million] and amounts owed in connection with the Group's VAT settlement system.

2318

Accounts payable to affiliated companies *Lire 376,043 million*

These decreased by Lire 516,540 compared to December 31, 1998. They refer to loans payable, trade accounts payable and other payables. Loans payable [Lire 6,426 million] include current account transactions negotiated at market rates for cash management purposes. This item includes the payables to Stream reclassified from subsidiaries to affiliated companies following the sale of the majority interest in this company in 1999. Accounts payable can be analyzed as follows:

[in millions of lire]	12/31/1999	12/31/1998
Loans payable to affiliated companies		
Consorzio Telcal	=	23
Datasiel	90	=
Italdata	550	228
Italtel	=	50,625
Labia Services	10	=
Seat Pagine Gialle	120	603
Siemens Informatica	3,427	12,911
Stream	2,229	=
Total	6,426	64,390

Trade accounts payable [Lire 366,983 million] mainly refer to payables to Seat Pagine Gialle [Lire 62,833 million], Siemens Informatica [Lire 116,748 million] and Consorzio COIMS [Lire 143,367 million].
Other payables [Lire 2,634 million] almost entirely refer to the company Astelit.

Accounts payable to parent companies *Lire 4,568 million*

These refer to trade accounts payable to the parent companies Tecnost [Lire 3,552 million] and Olivetti [Lire 1,016 million].

Taxes payable *Lire 928,685 million*

These decreased by Lire 950,869 million compared to December 31, 1998 and mainly refer to:
- the payable to the Italian Treasury for withholding taxes of Lire 167,312 million [Lire 244,593 million at December 31, 1998];
- the VAT liability totaling Lire 288,067 million [Lire 604,933 million at December 31, 1998];
- Irpeg and Irap tax liabilities for the year, net of advances paid, are Lire 455,764 million [Lire 1,013,843 million in 1998]. The decrease compared to the prior year is due to diverse tax dynamics and the different amounts of advances paid in 1999 and 1998 [the year in which the advance payments took account of the recovery of the excess payments made in 1997]. The 1999 liability includes taxes due on the portion of income which could be set aside in the "reserve for accelerated depreciation" at the time of approving the financial statements by the shareholders' meeting; in this case, these same taxes will be reclassified to the "reserve for deferred taxes".

2319

Contributions to pension and social security institutions *Lire 1,709,281 million*

These decreased by Lire 123,216 million compared to December 31, 1998 and include amounts owed to social security and health institutions with regard to personnel.
These specifically include Lire 1,472,235 million payable to INPS for charges, pursuant to Law No. 58/92 [see related accounting policy] and relating to the merged company Iritel, estimated by the special Ministerial Commission in relation to the valuation of assets contributed to Iritel by the Post and Telecommunications Administration.

Other liabilities *Lire 4,213,725 million*

These decreased by Lire 212,308 million compared to December 31, 1998 and mainly refer to the following:

- payable to the Postal Administration for their portion of telecommunications service revenues billed by Telecom Italia to customers, totaling Lire 23,100 million [Lire 21,374 million at December 31, 1998];
- payable to customers totaling Lire 2,363,402 million [Lire 2,627,553 million at December 31, 1998], including deposits, pre-billed basic charges [essentially monthly charges for January and February] and the unused portions of prepaid magnetic telephone cards;
- payable to employees amounting to Lire 732,295 million [Lire 770,985 million at December 31, 1998] for 1999 payrolls paid in 2000;
- payable for the TLC license fee and operating fee totaling Lire 803,056 million.

Accrued expenses and deferred income ***Lire 926,229 million***
[Lire 796,366 million at December 31, 1998]

These increased by Lire 129,863 million compared to December 31, 1998 and include the following:

[in millions of lire]	12/31/1999	12/31/1998
Accrued expenses		
• production cost	6,232	7,164
• financial expense	141,443	198,804
	147,675	205,968
Deferred income		
• capital grants [unavailable amount]	329,049	291,003
• production value	443,911	289,601
• financial income	5,594	9,794
	778,554	590,398
Total	926,229	796,366

Accrued expenses refer to leasing installments [Lire 5,902 million] and financial items [Lire 141,443 million]. Deferred income mainly includes pre-billed basic charges and rentals of main equipment [Lire 285,867 million], the unavailable portion of capital grants received after December 31, 1992, and financial items connected to loans to employees.

2320

MEMORANDUM ACCOUNTS

Memorandum accounts totaled Lire 12,745,124 million and can be analyzed as follows:

Guarantees provided **Lire 4,826,669 million**

Guarantees provided consist of sureties, including Lire 2,918,500 million on behalf of subsidiaries – mainly on debentures issued by Softe, other medium/long-term financial transactions and supply contracts – and Lire 1,885,386 million on behalf of affiliated companies and others in connection with medium/long-term financial transactions, supply contracts and guarantees on bids to acquire mobile licenses abroad.
Guarantees also include Lire 22,783 million of counter-guarantees provided by Telecom Italia on behalf of third parties [Siemens A.G.].

Purchase and sale commitments **Lire 1,341,401 million**

This item consists mainly of sales commitments involving debentures reserved for employees [Lire 175,086 million], forward exchange sales contracts [Lire 297,345 million] to hedge currency exchange risks on receivables from Softe and purchase commitments on five *cross currency and interest rate swaps* operations of a notional capital of Lire 755,590 million to hedge currency exchange and interest rate risks on EIB loans in GBP, as later described.

Other memorandum accounts **Lire 6,577,054 million**

These consist mainly of:

- leasing installments and residual buyout amounts [Lire 942,352 million]. This amount represents future lease installments plus the buyout amounts of the assets leased;
- assets of third parties received free on loan, on deposit for safekeeping or for similar purposes [Lire 786,692 million]. They mainly consist of shares purchased in connection with the Initial Public Offering by employees of Company and other consolidated Italian companies of the Telecom Italia Group, which at December 31, 1999 were still on deposit with Telecom Italia and on sub-deposit with Monte Titoli S.p.A.. These shares have been valued at the December 30, 1999 price of ordinary Telecom Italia shares on the Italian Online Stock Market.
- "Great Jubilee 2000": licensing agreement [Lire 5,543 million] equal to the minimum guaranteed amount not yet been covered by the marketing of telephone cards which bear a "Joint Logo" with the Great Jubilee 2000 Committee;
- counter-guaranties received by Telecom Italia from third party companies [Lire 838,499 million] for guaranties provided for the obligations undertaken by these companies with others;
- financial derivative contracts [Lire 4,001,847 million] as later described.

***

2321

The Company issued weak letters of patronage totaling Lire 2,301,860 million chiefly on behalf of subsidiaries and affiliated companies to guarantee insurance polices, lines of credit and overdraft arrangements.
Assets of third parties received free on loan, on deposit for safekeeping or for similar purposes amounted to Lire 4,436,026 million and consist mainly of equipment leased to customers [Lire 684,501 million] and securities belonging to the Company deposited with others [Lire 3,751,428 million].
Guarantees received amount to Lire 1,369,083 million.
Guarantees provided by others for Company obligations, which consist primarily of sureties to guarantee the performance of non-financial contractual obligations, totaled Lire 264,719 million.
Collateral provided to secure the liabilities recorded in the balance sheet totaled Lire 120,000 million and consists of mortgages on Company buildings. Mortgages are carried for an effective amount of Lire 480,000 million.

Financial derivatives

Medium/long-term funding was obtained during 1999 through new EIB loans in Euros and pounds sterling for a total equivalent amount of Lire 1,405 billion. Derivatives refer to cross currency and interest rate swaps [to convert pound sterling loans into Euros] and interest rate swaps [to convert Euro variable rate loans into fixed rate loans].
The following tables gives a description of the financial derivative contracts outstanding at December 31, 1999 to hedge to medium/long-term debt positions.

[in billions of lire]	Notional amount/ Capital exchanged at 12/31/1999	Market value of derivatives at 12/31/1999 [a]	Market value of underlying debt [EIB] positions at 12/31/1999 [b]	Market value of debt including related derivatives at 12/31/1999 [c = b – a]
Interest rate swaps	1,915	34	1,893	1,859
Zero cost collar	144	=	143	143
Cross currency and interest rate swap	755	44	786	742

Interest rates swaps and *zero cost collars* involve the exchange of flows of interest calculated on the notional amount of reference at the agreed fixed or variable rates at the specified maturity date with the counterparts. This amount does not represent the amount exchanged between the parties and therefore does not constitute a measure of exposure to credit risk, limited instead to the amount of interest or interest differentials to be received at the interest date.
Furthermore, the counterparts to derivative contracts are only the best rated banks and financial institutions and continually monitored in order to minimize the risk of non-performance.
The same also applies to *cross currency swaps and interest rate swaps* which involve the exchange of capital, in the respective currencies of denomination, in addition to the settlement of periodic interest flows, at maturity and eventually at another date.

2322

In particular, the market value of interest rate swaps and cross currency and interest rate swaps reflects the difference between the fixed rate paid by the Company and the market interest rate for maturities having the same remaining life as the swaps. The cross currency and interest rate swaps also reflect the difference between the forward Euro/pound sterling exchange rate at the closing of the swap and the same market rate at December 31, 1999.
To determine the market value of the above financial derivatives, the Company uses adequate pricing models.

The following table indicates the notional amount and the average interest rate to be paid/received by maturity for interest rate swaps.

	Maturity						Total
	2000	2001	2002	2003	2004	2005	
Interest rate swap							
Fixed pay rate, variable receive rate:							
• notional amount [billions of lire]	217	125	300	1,100	103	70	1,915
• weighted average pay rate	4.39%	3.80%	4.65%	3.92%	4.25%	4.71%	4.12%
• weighted average receive rate	Libor 3M Euro	Libor 3M Euro	Libor 3M Euro	Libor 3M Euro	Libor 3M Euro	Libor 3M Euro	Libor 3M Euro

Zero cost collars include two contracts with an initial notional value of Lire 136 billion each, with maturity in 2000.

The *cross-currency and interest rate swaps*, stipulated in 1999 and hedging European Investment Bank [EIB] loans in pounds sterling, amount to Lire 605 billion and allow variable rates in pounds sterling to be converted into fixed or variable rates in Euro.

On December 17, 1999, 10 *interest rate swap* contracts were stipulated, with deferred effect starting from the month of June 2000, for a total amount of Lire 487 billion to hedge interest rate exposure on Italian lire loans which replaced the Cassa Depositi e Prestiti loans.

"Other" in the memorandum accounts also include Lire 1,455 billion of *interest rate swap* contracts to hedge interest on short-term loans.

2323

STATEMENTS OF INCOME

Production value — ***Lire 36,616,775 million***
[Lire 37,297,174 million in 1998]

Production value, which decreased by Lire 680,399 million compared to 1998, includes the following:

Sales and service revenues — *Lire 35,856,164 million*

Sales and service revenues decreased by Lire 435,750 million [-1.2%] compared to 1998. A breakdown of sales and service revenues by type of business and geographic region, as required under Article 2427, Section 10 of the Italian Civil Code, is given below:

Breakdown of sales and service revenues by type of business

[in millions of lire]	1999	1998	Change
Sales:			
- telephone products	1,008,453	952,744	55,709
- other goods	12,132	10,513	1,619
	1,020,585	963,257	57,328
Services:			
- Traffic [*]	21,290,647	22,744,860	[1,454,213]
- Basic charges:	11,780,323	10,952,892	827,431
• lines leased to TLC operators	1,227,079	929,847	297,232
- Activation fees	419,343	425,393	[6,050]
- Consulting and co-ordination fees	240,617	191,496	49,121
- Miscellaneous services and other revenues	1,104,649	1,014,016	90,633
	34,835,579	35,328,657	[493,078]
Total	35,856,164	36,291,914	[435,750]

[*] broken down as follows:

[in millions of lire]	1999	1998	Change
• domestic outgoing from fixed networks	16,180,998	17,724,450	[1,543,452]
• other carriers' network traffic	669,359	467,847	201,512
• international	3,309,174	3,448,803	[139,629]
• special services	663,586	603,007	60,579
• miscellaneous traffic revenues	467,530	500,753	[33,223]

2324

Breakdown of "sales and service revenues" by geographic region

[in millions of lire]	International revenues [incoming services]	Italian revenues [outgoing services]	Total
EUROPE	773,809	1,428,332	2,202,141
OTHER AREAS	638,089	844,388	1,482,477
	1,411,898	2,272,720	3,684,618
ITALY			32,171,546
Total			35,856,164

Note that, as stated in the summary of accounting policies, revenues are shown gross of Lire 6,320,978 million due to other carriers [Lire 5,983,217 million in 1998].

• Sales revenues Lire 1,020,585 million

Sales revenues, up by Lire 57,328 million [+6.0%] compared to 1998, mainly arise from sales of telephone and telematic products [special internal systems, facsimile machines, data transmission equipment and accessories].

• Service revenues Lire 34,835,579 million

Service revenues decreased by Lire 493,078 million [–1.4%] compared to 1998, which can mainly be ascribed to the "traffic revenues" which, as mentioned, are shown gross of the amount due to other carriers of Lire 6,320,978 million.

Service revenues fell primarily as a result of a decrease in traffic in terms of amount [–6.4%], notwithstanding the increase in terms of minutes [+11.6%]. This situation was affected by the tariff change of January 6, 1999, the commercial policies aimed at customer retention and the new interconnecting rates, whose effects were partly countered by the increase in basic rates following the tariff changes, the growth in *ISDN* line connections and the interconnecting relationships with other carriers [+7.6%] and other revenue.

In accordance with Article 18, Final Section, of Law No. 41/1986, traffic consumption units in 1999 for class B subscribers [residential] were again calculated at reduced rates for low-volume traffic use [so-called socially sensitive rate band]. Such reduction totals Lire 7,809 million.

Changes in inventory of contract work in process *–Lire 20,215 million*

Changes in inventory of contract work in process represent the difference between the increase in work in progress and the decrease for completed contracts.

Increases in capitalized internal construction costs *Lire 26,471 million*

Increases in capitalized internal construction costs decreased by Lire 7,857 million [–22.9%] compared to 1998. Such item includes only capitalized personnel costs.

Other revenues and income *Lire 754,355 million*

Other revenues and income, which decreased by Lire 150,679 million [-16.6%] compared to 1998, include the following:

Operating grants Lire 2,637 million
Operating grants, up by Lire 1,783 million compared to 1998, refer to grants made by the European Community to cover the costs of personnel training programs and the introduction of technological innovation.

Other Lire 751,718 million
Such item, which decreased by Lire 152,462 million compared to 1998, also includes revenues from services provided to Group companies [mainly TIM] under special contracts. A breakdown of this item is given below:

[in millions of lire]	1999	1998	Change
• Gains on disposal of production assets	29,202	44,006	[14,804]
• Reimbursements for costs of employees on loan, mainly at Group companies	72,348	107,569	[35,221]
• Reimbursements for damage by outsiders and customers	30,915	34,614	[3,699]
• Income from building investments	15,745	17,705	[1,960]
• Fees for cable moving, line transfers and hookups	5,899	2,169	3,730
• Capital grants recorded in income	74,879	67,394	7,485
• Revenues from outsourcing services provided to Group companies	77,074	116,444	[39,370]
• Late payment fees	227,382	231,844	[4,462]
• Indemnification, reimbursements and recoveries and other miscellaneous income	218,274	282,435	[64,161]
Total	751,718	904,180	[152,462]

Production cost ***Lire 29,508,741 million***
[Lire 32,254,740 million in 1998]

Production cost, which decreased by Lire 2,745,999 million compared to 1998, includes the items below:

Raw materials, supplies and merchandise *Lire 1,174,168 million*

Raw materials, supplies and merchandise, which decreased by Lire 120,793 million [-9.3%] compared to 1998, refer mainly to the expenses for sales of telecommunications products and systems, supplies of materials and other goods purchased for operating purposes.

Services *Lire 11,558,881 million*

Services, up by Lire 590,032 million [+5.4%] compared to 1998, mainly include the operating costs for the TLC network, buildings and information systems, operating costs,

2326

as well as costs pertaining to training, studies and research and technical consulting services. Services include the following:

[in millions of lire]	1999	1998	Change
Direct service costs	1,570,113	1,567,427	2,686
Operating costs	2,299,780	2,163,297	136,483
Marketing costs	1,047,637	868,901	178,736
Know-how development costs	320,373	386,007	[65,634]
Amounts due to other carriers	6,320,978	5,983,217	337,761
Total	11,558,881	10,968,849	590,032

An analysis of the composition of such costs is as follows:

a] "direct service costs" include the operating and maintenance costs of the TLC network, public telephone installations and terminals leased to customers. In particular, in 1999, the interconnecting costs to the other operators' networks increased by Lire 41,054 million [Lire 134 million in 1998];

b] "operating costs" refer to the operating and maintenance costs of buildings, vehicles, information systems and equipment, as well as overheads; they also include costs incurred for the take-over bid and negotiations with Deutsche Telekom [Lire 129,411 million] and Lire 86,669 million mainly to update the information systems to guarantee *carrier preselection* and *number portability*;

c] "marketing costs" include selling expenses, post-sales assistance, customer relations, advertising and promotion, as well as advertising costs [Lire 19,911 million] incurred for the take-over bid and the expenses [Lire 92,324 million] arising from the trade agreements with the Internet Service Providers;

d] "know-how development costs" are made up by costs pertaining to training, studies and research and consulting services;

e] "amounts due to other carriers" include, amongst other items, Lire 4,749,814 million due to Italian mobile carriers, Lire 1,129,218 million to foreign correspondents, Lire 310,764 million to the service providers Audiotel and Videotel and Lire 98,400 million

to other national wireline telephone carriers.

Use of property not owned *Lire 852,638 million*

Use of property not owned, which decreased by Lire 69,100 million [-7.5%] compared to 1998, includes mainly service costs [for lease of TLC circuits and satellite systems], amounting to Lire 506,898 million, and operating costs [for building rentals, property and vehicle leases and equipment rentals], amounting to Lire 340,726 million. As regards lease installments, principal and interest total, respectively, Lire 31,180 million and Lire 38,108 million.

Personnel *Lire 6,178,698 million*

Personnel costs show a decrease of Lire 181,048 million [-2.8%] compared to 1998, due to the contrasting effects created by the reduction in the average number of employees - as set forth in the table below- and the increase in the average per unit cost [Lire 80.1 million in 1999 compared to Lire 79.2 million in 1998]. The increase in the average cost per capita was affected by the collective bargaining agreements carried forward, the upward adjustment to the reserve for employee termination indemnities and seniority and career increases, that were partly offset by the reduction in overtime and INPS social security contribution rates.
Personnel costs include costs for employees on loan to other Group companies [Lire 72,348 million in 1999 and Lire 107,569 million in 1998]. The recovery of such costs is recorded under "*other revenues and income*".
A comparative breakdown of the average number of employees by professional category is given below:

[in millions of lire]	1999	1998	Change
Executives	1,113	1,163	[50]
Middle management	5,105	4,965	140
Clerical staff	58,318	60,682	[2,364]
Technicians	12,648	13,484	[836]
Total	77,184	80,294	[3,110]

Amortization, depreciation and writedowns *Lire 8,307,582 million*

Amortization, depreciation and writedowns, which decreased by Lire 2,424,087 million [-22.6%] compared to 1998, include the following:

Amortization of intangible assets Lire 1,253,215 million
Amortization of intangible assets shows an increase of Lire 73,652 million compared to 1998, due to the significant software investments which became amortizable during the year.

The amortization charge refers to the following assets:

[in millions of lire]	1999	1998	Change
• Start-up and expansion costs	=	820	[820]
• Industrial patents and intellectual property rights	1,128,436	1,039,048	89,388
• Permits, licenses, trademarks and similar rights	23,630	23,017	613
• Goodwill	3,800	3,800	=

• Other intangibles:						
leasehold improvements	66,058		80,044			[13,986]
exclusive rights to the Great Jubilee 2000						
and other intangibles	31,291	97,349	32,834	112,878	[1,543]	[15,529]
Total		1,253,215		1,179,563		73,652

Depreciation of fixed assets — Lire 6,513,033 million

Depreciation of fixed assets shows a decrease of Lire 710,967 million [-9.8%] compared to 1998; the decrease reflects the absence of the depreciation charge on the *DECT* and *SOCRATE* assets that were written down in 1998, the reduction in the amount of depreciable assets and the change in the mix of depreciable assets. The decrease is also due, for about Lire 300 billion, to the revised depreciation rates caused, on one hand, by the extension of the useful life of copper cables [owing to the introduction of signal compression techniques – the *ADSL* systems – which make it possible to provide high-speed interactive video and Internet services on the general telephone network], and, on the other hand, by the reduction in the estimated useful life of switching and transmission installations [owing to the increase in software components contained therein].
The average depreciation rate, calculated by taking into account the above depreciation rate and the assets being depreciated, is equal to 8.6% [9.7% in 1998].

The depreciation charge is calculated using the following average rates:

Land and building	3.3%
Plant and machinery	9.2%
Manufacturing and distribution equipment	20.2%
Other fixed assets	31.7%

The total depreciation charge is calculated for all asset categories using the rates indicated in the Ministry of Finance Decrees of October 29, 1974 [for assets purchased up to 1988] and December 31, 1988 [for assets purchased thereafter]. Accelerated depreciation is also calculated in accordance with Article 67, Section 3, of Presidential Decree No. 917/1986. An analysis of the depreciation charge is shown below:

[in millions of lire]

Land and buildings	407,222
Plant and machinery	5,663,514
Manufacturing and distribution equipment	69,673
Other fixed assets	372,624
Total	6,513,033

Other writedowns of intangibles and fixed assets — Lire 142,299 million

Other writedowns of intangibles and fixed assets shows a decrease of Lire 1,691,701 million compared to 1998 mainly with respect to the *DECT* and *SOCRATE* platforms that were written down in the 1998 financial statements.
The writedowns refer to the permanent reduction in the value of public telephone installations [Lire 93,000 million] and writedowns of the residual amount of installations and software related to the *DECT* platform [amounting to Lire 44,380 million and Lire 4,919 million, respectively].

2329

Writedowns of receivables included in current assets
and liquid assets Lire 399,035 million

This item, representing the provision to the allowance for bad debts, decreased by Lire 95,071 million compared to 1998 owing mainly to a reduction in doubtful receivables from business customers, partly as a consequence of the settlement of the dispute with the Italian Postal Administration.

Change in inventory of raw materials, supplies and merchandise Lire 10,370 million

Change in inventory of raw materials, supplies and merchandise pertains to products purchased for sale and maintenance, which were not used during the year, net of writedowns made to account for obsolescence and a shorter period of utilization.

Provisions for risks *Lire 156,225 million*

These refer to provisions made to the "*reserve for litigation*" to cover expenses connected with the probable outcome of disputes with third parties [Lire 39,904 million] and to the "*reserve for contractual risks and other risks*" to cover risks stemming from the settlement of trade and sundry items [Lire 116,321 million], of which Lire 96,110 million relates to the 1999 interconnecting rates notified by resolution of the Telecommunications Authority of February 15, 2000.

Miscellaneous operating costs *Lire 1,270,179 million*

Miscellaneous operating costs, which decreased by Lire 489,591 million compared to 1998, include the following:

Losses on disposal of assets Lire 206,471 million

Losses on disposal of assets decreased by Lire 379,627 million from 1998 due to network rationalization and modernization, started in previous years, which led to losses essentially from disposals of switching installations, copper cables in the long distance network and obsolete software projects.

In fact, the gross amount of assets disposed of during 1999 dropped from Lire 6,586 billion in 1998 to Lire 3,627 billion in 1999.

TLC operating fee Lire 755,718 million

This fee, up by Lire 2,718 million compared to 1998, refers to the TLC operating fee [Lire 747,750 million] computed on sales revenues, which replaced the license fee starting from 1999, and the new charge [Lire 7,968 million] for operating the *Authority*.

Other miscellaneous costs Lire 307,990 million

Other miscellaneous costs, which decreased by Lire 112,682 million compared to 1998, include the following:

[in millions of lire]	1999	1998	Change
• Other indirect duties and annual taxes, relating mainly to the local property tax, local duties, stamp and register tax, vehicle tax, Technical Office and Finance taxes and fees, license tax on mobile equipment	134,264	139,067	[4,803]
• Charges for broadband suspension and non-reusable materials for *SOCRATE*	73,067	177,447	[104,380]
• Other costs, essentially relating to contributions and membership dues, compensation due to customers under service regulations for delays in hookups or line transfers and losses caused by fraudulent use of TLC services	100,659	104,158	[3,499]
Total	307,990	420,672	[112,682]

2331

Financial income and expense ***Lire 2,753,818 million***
[Lire 600,132 million in 1998]

Financial income and expense, which increased by Lire 2,153,686 million compared to 1998, include the following:

[in millions of lire]	1999	1998	Change
Income from investments	3,326,941	1,194,874	2,132,067
Other financial income	309,647	384,576	[74,929]
Interest and other financial expense	[882,770]	[979,318]	96,548
Total	2,753,818	600,132	2,153,686

Income from investments refers to the following:

[in millions of lire]		1999		1998		Change
Dividends from subsidiaries, affiliates and other companies		2,083,042		813,957		1,269,085
Other income from investments:						
• tax credits for dividends	1,155,991		253,187		902,804	
• gains on sales of investments	87,908	1,243,899	127,730	380,917	[39,822]	862,982
Total		3,326,941		1,194,874		2,132,067

Tax credits on dividends of Lire 1,155,991 million are made up of Lire 887,415 million of tax credits on dividends from subsidiaries accrued for 1999 and Lire 268,576 million of dividends collected in 1999, mainly on the extraordinary dividends from Sirti.

Dividends can be analyzed as follows:

[in millions of lire]		1999		1998		Change
Accrued dividends from subsidiaries						
TIM		1,400,836		582,484		818,352
Sirti		37,174		56,031		[18,857]
Finsiel		45,563		56,925		[11,362]
Atesia		23,500		10,000		13,500
Saiat		3,933		=		3,933
		1,511,006		705,440		805,566
Receipt of dividends from:						
• subsidiaries:						
TIM	1,980		1,111		869	
Sirti	451,613		387		451,226	
Teleleasing	31	453,624	=	1,498	31	452,126
• affiliated companies:						
Nortel Inversora	4,055		8,045		[3,990]	
General Electric Information Services	=		1,176		[1,176]	
Siemens Informatica	3,307		=		3,307	
Siteba	270	7,632	180	9,401	90	[1,769]
• other companies:						
Media Technology Ventures	1,122		=		1,122	
SIA	105		=		105	
Vertical Networks	5		=		5	
Accel	22,988		=		22,988	
Eurescom	=		25		[25]	
Inmarsat	5,338		7,055		[1,717]	
Intelsat	25,753		36,705		[10,952]	
Eutelsat	55,469		53,743		1,726	
Cofiri F&L	=	110,780	90	97,618	[90]	13,162
		572,036		108,517		463,519
Total		2,083,042		813,957		1,269,085

Gains on sale of investments can be analyzed as follows:

[in millions of lire]	1999	1998	Change
• **Subsidiaries:**			
TIM shares	64,029	126,128	[62,099]
Sirti shares	394	2	392
	64,423	126,130	[61,707]
• **Other companies:**			
Activ Card	19,122	=	19,122
Redback Networks	2,241	=	2,241
The Fantastic Corporation	2,122	=	2,122
Cofiri F & L shares	=	1,600	[1,600]

2333

	23,485	1,600	21,885
Total	87,908	127,730	[39,822]

Other financial income includes the following:

[in millions of lire]	Included in long-term investments	Included in current assets	1999 Total	1998	Change
Interest and fees on:					
– loans to:					
subsidiaries	43,703	78,649	122,352	163,190	[40,838]
affiliated companies	=	22,805	22,805	46,477	[23,672]
other borrowers	17,742	63,014	80,756	77,922	2,834
– banks and the Postal Administration	=	14,867	14,867	12,870	1,997
– securities	270	4	274	15,542	[15,268]
	61,715	179,339	241,054	316,001	[74,947]
Foreign exchange gains			67,046	60,039	7,007
Other income			1,547	8,536	[6,989]
Total			309,647	384,576	[74,929]

Interest and other financial expense *Lire 882,770 million*

Interest and other financial expense, which decreased by Lire 96,548 million compared to 1998, can be analyzed as follows:

[in millions of lire]	Medium/ long-term	Short-term	1999 Total	1998	Change
Interest, premiums and other similar charges on debentures	26,860	=	26,860	45,017	[18,157]
Interest and fees on loans due to banks	374,587	141,320	515,907	604,231	[88,324]
Interest and fees on loans due to other lenders	111,807	=	111,807	167,305	[55,498]
Interest on loans due to suppliers	=	6,916	6,916	359	6,557
Interest and fees on loans to subsidiaries	=	70,447	70,447	62,068	8,379
Interest and fees on loans to affiliated companies	=	1,011	1,011	3,494	[2,483]
Interest on other loans	=	1,919	1,919	3,228	[1,309]
	513,254	221,613	734,867	885,702	[150,835]
Foreign exchange losses			58,535	43,821	14,714
Accrued portion of discounts and similar charges on debenture issues			1,418	1,506	[88]
Other financial expense			87,950	48,289	39,661
Total			882,770	979,318	[96,548]

"Interest and fees on loans due to banks" are shown net of the interest expense on loans, equivalent to three percentage points [Lire 77,209 million compared to Lire 88,521 million in 1998] subsidized under Law No. 67/1988, in connection with loans that replaced those which should have been made by Cassa Depositi e Prestiti.

2335

Value adjustments on financial assets **-*Lire 294,605 million***
[-Lire 805,343 million in 1998]

Value adjustments on financial assets, which decreased by Lire 510,738 million compared to 1998, refer entirely to writedowns of the following holdings:

- Stream for Lire 112,300 million;
- Iridium Italia for Lire 77,010 million, of which Lire 14,006 million recorded in a specific reserve;
- Consultel for Lire 2,288 million, entirely recorded in a specific reserve;
- Réseau for Lire 1,478 million, entirely recorded in a specific reserve;
- TMI-Telemedia International Italia for Lire 87,535 million;
- Sidac for Lire 516 million, entirely recorded in a specific reserve;
- TSP for Lire 10,825 million;
- Sirti for Lire 773 million; the writedown was made to adjust the book value of the shares purchased for later disposal to market value. The shares are recorded under "short-term financial assets";
- other companies for Lire 1,880 million entirely recorded a specific reserve.

Extraordinary income and expense **-*Lire 656,971 million***
[Lire 128,765 million in 1998]

This item shows a net expense balance of Lire 656,971 million, with an increase of Lire 785,736 million compared to 1998.
Income [Lire 71,286 million] decreased by Lire 632,093 million compared to 1998; such reduction mainly reflects the cumulative deferred tax assets up to January 1, 1999 [Lire 538,481 million] that were recorded in the 1998 financial statements, in accordance with new Italian and international accounting principles.
Expense [Lire 728,257 million] increased by Lire 153,643 million over 1998. Such increase is mainly due to expenses connected with corporate restructuring activities [Lire 245,973 million compared to Lire 215,761 million in 1998], social security charges pursuant to Law No. 58/92 for the FPT fund [Lire 363,688 million compared to Lire 333,134 in 1998] and other charges incurred on the sale of 65% of Stream shares [Lire 55,470 million].

Income taxes ***Lire 3,859,913 million***
[Lire 2,176,214 million in 1998]

In accordance with Italian and international accounting principles this item includes current income taxes of Lire 3,257,767 million [Lire 2,808,731 million in 1998] and deferred income taxes of Lire 602,146 million [-Lire 632,517 million in 1998]. The change [Lire 1,683,699 million] in current income taxes is attributable to higher taxable income; in deferred income taxes the change is due mainly to significant deferred tax assets recorded in 1998, partly connected to the writedowns of the *SOCRATE* and *DECT* platforms.
Total income taxes can also be analyzed as follows: Lire 3,306,873 million relating to Italian income tax IRPEG and Lire 553,042 million relating to local income tax IRAP.

The effective tax rate in 1999 [43.3%], given by the percentage of income taxes to income before income taxes, is in line with the theoretical tax rate; the composition of such tax rates is as follows:

		IRPEG	IRAP	Total
Theoretical taxes	[A]	**3,296,802**	**562,145**	**3,858,947**
• Temporary timing differences taxed and deductible in future years				
– dividends accrued		[887,415]	=	[887,415]
– provision for writedown of receivables		122,232	=	122,232
– net movements on plant writedowns, other provisions and sundry		201,092	12,282	213,374
• Reversal of prior years' temporary timing differences				
– accelerated depreciation		285,973	32,848	318,821
– sundry		[370,876]	[16,857]	[387,733]
• Permanent differences		31,005	15,589	46,594
• DIT and other tax benefits		[2,361]	[24,692]	[27,053]
Current income taxes		**2,676,452**	**581,315**	**3,257,767**
Deferred income taxes		**630,419**	**[28,273]**	**602,146**
Tax expense charged to statement of income	[B]	**3,306,871**	**553,042**	**3,859,913**
Income before income taxes	[C]			8,910,276
Theoretical tax rate	[A/C]			**43.31%**
Effective tax rate	[B/C]			**43.32%**

LONG-TERM INVESTMENTS AND ADVANCES AGAINST FUTURE CAPITAL INCREASES OF SUBSIDIARIES AND AFFILIATED COMPANIES

[in millions of lire]				12.31.1998	Changes during the fiscal year									12.31.1999
	Costo	Upward adjust-ments	Write-downs	Balance sheet value	Purchases / Subscrip-tions	Reclassi-fications	Dispo-sals [1]	Writedowns [-] /Reinstatements of value[+]	Capital Replenish-ments	Total	Cost	Upward adjust-ments	Write-downs	Balance sheet of value
Investments in subsidiaries														
ATESIA	7,177	-	-	7,177	-	-	-	-	-	-	7,177	-	-	7,177
CONSULTEL [in liquidation]	2,594	-	[2,594]	-	-	-	-	-	-	-	2,594	-	[2,594]	-
CSELT	150	5,012	-	5,162	-	-	-	-	-	-	150	5,012	-	5,162
ELETTRA TLC	25,900	-	[337]	25,563	-	-	-	-	-	-	25,900	-	[337]	25,563
EMSA	56,416	464	-	56,880	-	-	-	-	-	-	56,416	464	-	56,880
FINSIEL	701,066	-	-	701,066	-	-	-	-	-	-	701,066	-	-	701,066
GOLDEN NETHERLANDS	182	-	-	182	-	-	-	-	-	-	182	-	-	182
IREOS [in liquidation]	200	-	[200]	-	-	-	-	-	-	-	200	-	[200]	-
IRIDIUM ITALIA	63,004	-	-	63,004	-	-	-	[63,004]	-	[63,004]	63,004	-	[63,004]	-
MEIE ASSICURAZIONI	-	-	-	-	-	-	-	-	-	-	-	-	-	-
N.TC. [in liquidation]	1,476	-	[1,476]	-	-	-	-	-	-	-	1,476	-	[1,476]	-
PATH.NET	-	-	-	-	49,995	-	-	-	-	49,995	49,995	-	-	49,995
RESEAU [in liquidation]	5,400	-	[5,400]	-	-	-	-	-	-	-	5,400	-	[5,400]	-
S.I.C. [in liquidation]	11	-	[11]	-	-	-	-	-	-	-	11	-	[11]	-
SAIAT	66,272	22,493	-	88,765	-	-	-	-	-	-	66,272	22,493	-	88,765
SARITEL	34,432	-	-	34,432	-	-	-	-	-	-	34,432	-	-	34,432
SCUOLA SUPERIORE GUGLIELMO REISS ROMOLI	3,000	-	-	3,000	-	-	-	-	-	-	3,000	-	-	3,000
SIDAC [in liquidation]	247	-	[247]	-	-	-	-	-	-	-	247	-	[247]	-
SIRTI	32,041	99,882	-	131,923	-	-	-	-	-	-	32,041	99,882	-	131,923
SODALIA	8,012	-	[98]	7,914	-	-	-	-	-	-	8,012	-	[98]	7,914
SOFTE	11,390	73,686	-	85,076	-	-	-	-	-	-	11,390	73,686	-	85,076
STET INTERNATIONAL	1,511,046	-	[103,662]	1,407,384	-	-	-	-	-	-	1,511,046	-	[103,662]	1,407,384
STET INTERNATIONAL NETHERLANDS	1,128,771	-	[44,916]	1,083,855	-	-	-	-	-	-	1,128,771	-	[44,916]	1,083,855
STET MOBILE HOLDING	325,800	-	-	325,800	-	-	-	-	-	-	325,800	-	-	325,800
STREAM	200,000	-	[200,000]	-	2,324	[209,259]	[130,000]	-	336,935	-	-	-	-	-
TECNITEL	983	-	-	983	-	-	-	-	-	-	983	-	-	983
TELECOM ITALIA GMBH	-	-	-	-	84	-	-	-	-	84	84	-	-	84
TELECOM ITALIA DO BRASIL	4,105	-	[4,105]	-	-	-	-	-	-	-	4,105	-	[4,105]	-
TELECOM ITALIA MOBILE	3,179,952	162,926	-	3,342,878	-	-	-	-	-	-	3,179,952	162,926	-	3,342,878
TELECOM ITALIA of NORTH AMERICA	6,941	-	[3,217]	3,724	-	-	-	-	-	-	6,941	-	[3,217]	3,724
TELELEASING	49	-	-	49	-	-	-	-	-	-	49	-	-	49
TELEPORTI ITALIA [in liquidation]	1,290	-	[12]	1,278	-	-	-	[32]	-	[32]	1,290	-	[44]	1,246
TELESOFT	24,300	-	-	24,300	-	-	-	-	-	-	24,300	-	-	24,300
TELESPAZIO	196,000	-	-	196,000	-	-	-	-	-	-	196,000	-	-	196,000
TELSI	-	-	-	-	793,978	272,110	-	-	-	1,066,088	1,066,088	-	-	1,066,088
TMI TELEMEDIA INTERNAT. ITALIA	167,528	-	[134,118]	33,410	-	-	-	[87,535]	134,118	46,583	167,528	-	[87,535]	79,993
TRAINET	8,030	-	[6,724]	1,306	-	-	-	-	-	-	1,336	-	[30]	1,306
Consorzio ECOSPAZIO [in liquidation]	8	-	[8]	-	-	-	-	-	-	-	-	-	-	-
Consorzio GRUPPO STET PER ITALIA 90 [in liquidation]	80	-	-	80	-	-	-	-	-	-	80	-	-	80
Consorzio ITINERA [in liquidation]	258	-	-	258	-	-	-	[131]	-	[131]	258	-	[131]	127
Consorzio PROMOTORE ISDN [in liquidation]	804	-	[527]	277	-	-	-	[48]	-	[48]	804	-	[575]	229
Consorzio TELEMATUR [in liquidation]	20	-	[3]	17	-	[3]	[14]	-	-	[17]	-	-	-	-
	7,774,935	364,463	[507,655]	7,631,743	846,381	62,848	[130,014]	[150,750]	471,053	1,099,518	8,684,380	364,463	[317,582]	8,731,261

[1]	STREAM	TRAINET	Consorzio ECOSPAZIO	Consorzio TELEMATUR
Cost	130,000	6,694	8	20
Writedowns	-	[6,694]	[8]	[6]
	130,000	-	-	14

2338



[continued] Long-term investments and advances against future capital increases of subsidiaries and affiliated companies

[in millions of lire]	12.31.1998				Changes during the fiscal year						12.31.1999			
	Costo	Upward adjust-ments	Write-downs	Balance sheet value	Purchases / Subscrip-tions	Reclassi-fications	Dispo-sals [1]	Writedowns [-] /Reinstatements of value[+]	Capital Replenish-ments	Total	Cost	Upward adjust-ments	Write-downs	Balance sheet of value
Investments in affiliated companies														
ANCITEL	180	-	-	180	-	-	-	-	-	-	180	-	-	180
ASTELIT	2	-	[2]	-	-	-	-	-	-	-	2	-	[2]	-
CENTRO MULTIMEDIALE DI TERNI	2,250	-	-	2,250	-	-	-	-	-	-	2,250	-	-	2,250
CYGENT INC.	4,888	-	-	4,888	-	-	-	-	-	-	4,888	-	-	4,888
CZECHTEL [in liquidation]	16	-	-	16	32	-	-	[16]	-	16	32	-	-	32
ESRI ITALIA	245	-	-	245	-	-	-	-	-	-	245	-	-	245
EXCITE ITALIA B.V.	-	-	-	-	44	-	-	-	-	44	44	-	-	44
FINTECH	10,000	-	-	10,000	-	-	-	-	-	-	10,000	-	-	10,000
GEIS - GENERAL ELECTRIC INFORMATION SERVICES	29,524	-	[18,000]	11,524	-	-	-	-	-	-	29,524	-	[18,000]	11,524
HUIT S.A.	-	-	-	-	-	98,958	-	-	-	98,958	98,958	-	-	98,958
ITALDATA	720	-	-	720	-	-	-	-	-	-	720	-	-	720
MED-1 Submarine Cables	-	-	-	-	-	9	-	-	-	9	9	-	-	9
NORTEL INVERSORA	37,010	-	-	37,010	-	-	-	-	-	-	37,010	-	-	37,010
OTTO	125,000	-	-	125,000	13,451	[138,451]	-	-	-	[125,000]	-	-	-	-
RETE TELEMATICA PIEMONTESE	478	-	-	478	-	[478]	-	-	-	[478]	-	-	-	-
SIEMENS INFORMATICA	4,680	2,757	-	7,437	-	-	-	-	-	-	4,680	2,757	-	7,437
SIOSISTEMI	6,400	-	-	6,400	-	-	-	-	-	-	6,400	-	-	6,400
SISTEMI E TELEMATICA	600	-	-	600	-	-	-	[180]	-	[180]	600	-	[180]	420
SITEBA	1,454	-	-	1,454	-	-	-	-	-	-	1,454	-	-	1,454
STREAM	-	-	-	-	70,000	70,000	-	[112,300]	-	27,700	140,000	-	[112,300]	27,700
TECNATION [in liquidation]	256	-	[171]	85	-	-	[85]	-	-	[85]	-	-	-	-
TELSI	272,110	-	-	272,110	-	[272,110]	-	-	-	[272,110]	-	-	-	-
TSP	22,600	-	[4,752]	17,848	-	-	-	[10,825]	-	[10,825]	7,296	-	[273]	7,023
VOICE MAIL INC. [in liquidation]	7,360	-	[7,360]	-	-	-	-	-	-	-	7,360	-	[7,360]	-
Consorzio AMBIENTE 2000 [in liquidation]	11	-	[3]	8	-	-	-	[8]	-	[8]	11	-	[11]	-
Consorzio FORMAZIONE INTERNAZIONALE	40	-	-	40	-	-	-	-	-	-	40	-	-	40
Consorzio R.E.S.	300	-	-	300	-	-	-	-	-	-	300	-	-	300
Consorzio TELCAL	408	-	-	408	-	-	-	-	-	-	408	-	-	408
Consorzio TELEMED [in liquidation]	20	-	-	20	-	-	-	-	-	-	20	-	-	20
	526,552	2,757	[30,288]	499,021	83,527	[242,072]	[85]	[123,329]	-	[281,959]	352,431	2,757	[138,126]	217,062

[1]	TECNATION	TSP
Cost	256	15,304
Writedowns	[171]	[15,304]
	85	-

2339

[continued] Long-term investments and advances against future capital increases of subsidiaries and affiliated companies

[in millions of lire]	12.31.1998				Changes during the fiscal year						12.31.1999			
	Costo	Upward adjust-ments	Write-downs	Balance sheet value	Purchases / Subscrip-tions	Reclassi-fications	Dispo-sals [1]	Writedowns [-] /Reinstatements of value[+]	Capital Replenish-ments	Total	Cost	Upward adjust-ments	Write-downs	Balance sheet of value
Investments in other companies														
ACCEL	3,671	-	-	3,671	575	-	[297]	-	-	278	3,949	-	-	3,949
EDINDUSTRIA	86	-	[12]	74	-	-	-	-	-	-	86	-	[12]	74
EFUSION	1,698	-	-	1,698	-	444	-	-	-	444	2,142	-	-	2,142
EMITTENTI TITOLI	20	-	-	20	800	-	-	-	-	800	820	-	-	820
ERTICO	1	-	-	1	-	-	-	-	-	-	1	-	-	1
EURESCOM	17	-	-	17	-	-	-	-	-	-	17	-	-	17
EUTELSAT	146,916	-	-	146,916	67,736	-	-	-	-	67,736	214,652	-	-	214,652
FRATELLI ALINARI	6,004	-	-	6,004	-	-	-	-	-	-	6,004	-	-	6,004
INMARSAT	19,166	-	-	19,166	-	-	[105]	-	-	[105]	19,061	-	-	19,061
INSULA	480	-	-	480	-	-	-	-	-	-	480	-	-	480
INTELSAT	94,549	-	-	94,549	-	-	[25,622]	-	-	[25,622]	68,927	-	-	68,927
IRI MANAGEMENT	14	-	[2]	12	-	-	-	-	-	-	14	-	[2]	12
ISTITUTO DELLA ENCICLOPEDIA ITALIANA FONDATA DA GIOVANNI TRECCANI	8,800	-	[2,756]	6,044	-	-	-	-	-	-	8,800	-	[2,756]	6,044
MED-1 Submarine Cables	9	-	-	9	-	[9]	-	-	-	[9]	-	-	-	-
MEDIA TECHNOLOGY VENTURE	4,954	-	-	4,954	2,834	-	[265]	-	-	2,569	7,523	-	-	7,523
NEW SKIES SATELLITES	39,610	-	-	39,610	-	-	-	-	-	-	39,610	-	-	39,610
RETE TELEMATICA PIEMONTESE	-	-	-	-	-	478	-	-	-	478	478	-	-	478
S.I.S.I.E.	165	-	-	165	-	[161]	[4]	-	-	[165]	-	-	-	-
SIA	1,244	-	-	1,244	-	-	-	-	-	-	1,244	-	-	1,244
SODETEL	8	-	-	8	-	-	-	-	-	-	8	-	-	8
STOA'	173	-	-	173	-	-	-	-	-	-	173	-	-	173
TECNO IDRO METEO [in liquidation]	84	-	-	84	-	[84]	-	-	-	[84]	84	-	[84]	-
TELEPORTO ADRIATICO	-	-	-	-	240	-	-	-	-	240	240	-	-	240
THE FANTASTIC CORPORATION	2,334	-	-	2,334	-	-	[1,167]	-	-	[1,167]	1,167	-	-	1,167
UBAE	3,674	-	-	3,674	-	-	-	-	-	-	3,674	-	-	3,674
VERTICAL NETWORKS	4,961	-	-	4,961	-	-	-	-	-	-	4,961	-	-	4,961
Consorzio C.I. MARK	5	-	-	5	-	-	-	-	-	-	5	-	-	5
Consorzio C.I.M.S.C.	20	-	[11]	9	-	-	-	-	-	-	20	-	[11]	9
Consorzio CAISI	3	-	-	3	-	-	-	-	-	-	3	-	-	3
Consorzio CIES	50	-	-	50	-	-	-	-	-	-	50	-	-	50
Consorzio CIVITA	12	-	-	12	-	-	-	-	-	-	12	-	-	12
Consorzio CO.TIM [in liquidation]	10	-	-	10	-	-	[2]	[5]	-	[7]	8	-	[5]	3
Consorzio COGEFO	70	-	-	70	-	-	-	-	-	-	70	-	-	70
Consorzio DI BIOINGEGNERIA ED INFORMATICA MEDICA	30	-	-	30	-	-	-	-	-	-	30	-	-	30
Consorzio Nazionale Imballaggi [CONAI]	-	-	-	-	2	-	-	-	-	2	2	-	-	2
Consorzio ELIS	5	-	-	5	-	-	-	-	-	-	5	-	-	5
Consorzio GE.SE.CE.DI	-	-	-	-	140	-	-	-	-	140	140	-	-	140
Consorzio NETTUNO	80	-	-	80	-	-	-	-	-	-	80	-	-	80
Consorzio TECHNAPOLI	400	-	-	400	-	-	-	-	-	-	400	-	-	400
	339,323	-	[2,781]	336,542	72,327	668	[27,462]	[5]	-	45,528	384,940	-	[2,870]	382,070
Total long-term investments	8,640,810	367,220	[540,724]	8,467,306	1,002,235	[178,556]	[157,561]	[274,084]	471,053	863,087	9,421,751	367,220	[458,578]	9,330,393
Advances against future capital increases of subsidiaries and affiliated companies	6,365,931	-	-	6,365,931	2,244,603	[444]	-	-	-	2,244,159	8,610,090	-	-	8,610,090

[1]	S.I.S.I.E.	THE FANTASTIC CORPORATION	ACCEL	MEDIA TECHNOLOGY V.	Consorzio CO.TIM
Cost	165	1,167	297	265	2
Writedowns	[161]	-	-	-	-
	4	1,167	297	265	2

2340



LIST OF INVESTMENTS IN SUBSIDIARIES AND AFFILIATED COMPANIES AT 12.31.1999

[in millions of lire]

	Registered office		Share capital [1]	Stockholders' equity [1] [2]	Income/ [loss] [1]	Interest held [%]	Interest Stock-' holders equity [A] [3]		Carrying value [B]	Difference [B-A]
Subsidiaries:										
ATESIA	Rome		6,100	64,534	24,639	100.00%	41.034		7,177	[33,857]
CONSULTEL [in liquidation]	Rome		2,594	[3,064]	[2,289]	100.00%	[3,064]	[4]	-	3,064
CSELT	Turin		1,200	34,481	15,417	100.00%	34,481		5,162	[29,319]
ELETTRA TLC	Rome		20,000	58,625	32,944	100.00%	58,625		25,563	[33,062]
EMSA	Turin		1,124	35,738	84	100.00%	35,738		56,880	21,142
FINSIEL	Rome		116,132	371,685	67,895	77.19%	388,556	[5]	701,066	312,510
GOLDEN NETHERLANDS	Amsterdam	NLG [.000]	200	[4,054]	[1,720]	-	-		-	-
	[Holland]	Lire	176	[3,562]	[1,511]	95.00%	[3,384]		182	3,566
IREOS [in liquidation]	Rome		200	[2,199]	[185]	100.00%	[2,199]	[4]	-	2,199
IRIDIUM ITALIA	Rome		210,000	[46,687]	[230,258]	30.00%	[14,006]		-	14,006
MEIE ASSICURAZIONI	Milan		46,064	276,321	18,995	20.02%	55,313	[6]	-	[55,313]
N.TC. [in liquidation]	Rome		1,495	[1,321]	[47]	99.44%	[1,313]	[4]	-	1,313
PATH.NET	Rome		50,000	49,517	[483]	99.99%	49,512		49,995	483
RESEAU [in liquidation]	Milan		300	[1,555]	[234]	100.00%	[1,555]	[4]	-	1,555
S.I.C. [in liquidation]	Rome		20	[11]	3	70.00%	[7]	[4]	-	7
SAIAT	Turin		68,408	183,383	4,192	100.00%	179,449		88,765	[90,684]
SARITEL	Pomezia [Italy]		22,224	50,053	5,066	100.00%	50,053		34,432	[15,621]
SCUOLA SUPERIORE GUGLIELMO REISS ROMOLI	L'Aquila		3,000	4,007	55	100.00%	4,007		3,000	[1,007]
SIDAC [in liquidation]	Pomezia [Italy]		247	[11,629]	[516]	100.00%	[11,629]	[4]	-	11,629
SIRTI	Milan		220,000	840,602	76,599	48.98%	426,955	[5]	131,923	[295,032]
SODALIA	Trento		6,000	8,495	741	100.00%	8,495		7,914	[581]
SOFTE	Luxembourg	USD [.000]	100,000	182,625	20,203	-	-		-	-
		Lire	192,740	351,992	38,939	100.00%	351,991		85,076	[266,915]
STET INTERNATIONAL	Rome		1,717,000	1,610,198	[1,171]	88.00%	1,416,974		1,407,384	[9,590]
STET INTERNATIONAL NETHERLANDS	Amsterdam	NLG [.000]	996,382	2,688,322	[437,435]	-	-			
	[Holland]	Lire	875,462	2,362,070	[384,348]	41.18%	972,617		1,083,855	111,238
STET MOBILE HOLDING	Amsterdam	NLG [.000]	321,898	3,471,264	[21,605]	-	-		-	-
	[Holland]	Lire	282,833	3,049,995	[18,983]	12.19%	371,666		325,800	[45,866]
TECNITEL	Rome		1,000	2,026	101	100.00%	2,026		983	[1,043]
TELECOM ITALIA DO BRASIL	Rio de Janeiro	R$ [.000]	2,700	[373]	[101]	-	-		-	-
	[Brazil]	Lire	2,910	[403]	[109]	99.99%	[403]	[4]	-	403
TELECOM ITALIA MOBILE [7]	Turin		794,265	6,720,485	2,993,878	52.32%	2,115,074		3,342,878	1,227,804
TELECOM ITALIA GMBH	Vienna [Austria]	Ats [.000]	500	500	-		-		-	
		Lire	70	70	-	100.00%	70		84	14
TELECOM ITALIA of NORTH AMERICA	New York [USA]	USD [.000]	5,550	2,540	21					
		Lire	10,697	4,895	41	100.00%	4,895		3,724	[1,171]
TELELEASING	Turin		27,217	91,132	4,428	0.58%	529		49	[480]
TELEPORTI ITALIA [in liquidation]	Rome		1,325	1,246	[33]	100.00%	1,246		1,246	-
TELESOFT	Rome		40,500	103,361	16,913	60.00%	62,017		24,300	[37,717]
TELESPAZIO	Rome		184,000	256,222	1,111	100.00%	256,222		196,000	[60,222]
TELSI [9]	London	£ [.000]	1,119,364	390	[102]					
		Lire	3,093,000	1,077,600	[282,000]	100.00%	1,077,600		1,066,088	[11,512]
TMI TELEMEDIA INTERNAT. ITALIA	Rome		167,528	80,016	[87,512]	100.00%	80,016		79,993	[23]
TRAINET	Rome		1,306	2,266	960	100.00%	2,266		1,306	[960]
Consorzio GRUPPO STET PER ITALIA 90 [in liquidation]	Rome		100	100	-	80.00%	80		80	-
Consorzio ITINERA [in liquidation]	Rome		500	247	[253]	56.80%	140		127	[13]
Consorzio PROMOTORE ISDN [in liquidation]	Rome		1,358	386	[82]	59.20%	229		229	-
							8,010,317		8,731,261	720,944

2341

[continued] - List of investments in subsidiaries and affiliated companies at 12.31.1999

[in millions of lire]

	Registered office		Share capital [1]	Stockholders' equity [1] [2]	Income/ [loss] [1]	Interest held [%]	Interest Stock-' holders equity [A] [3]		Carrying value [B]	Difference [B-A]
Affiliated companies:										
ANCITEL	Rome		1,650	2,665	3	10.91%	291		180	[111]
ASTELIT	Moscow [Russia]	USD [.000]	0.02	[5,544]	[606]	-	-		-	
		Lire	-	[10,686]	[1,168]	50.00%	[5,343]	[4]	-	5,343
CYGENT INC.	San Fancisco									
	[USA]	USD [.000]	11,076	4,083	[6,509]	-	-		-	-
		Lire	21,347	7,869	[12,546]	24.46%	1,925		4,888	2,963
CENTRO MULTIMED. TERNI	Terni		5,000	3,452	7	45.00%	1,553	[4]	2,250	697
CZECHTEL [in liquidation]	Prague									
	[Czech Rep.]	K.C. [.000]	1,500	[252]	[1,002]	-	-		-	-
		Lire	80	[14]	[54]	40.00%	[5]	[4]	32	37
ESRI ITALIA	Rome		500	1,598	157	49.00%	783		245	[538]
EXCITE ITALIA B.V. [10]	Amsterdam	NLG [.000]	100	100	-	-	-		-	-
	[Holland]	Lire	88	88	-	50.00%	44		44	-
FINTECH	Turin		20,000	17,547	[1,392]	50.00%	8,774		10,000	1,226
GEIS - GENERAL ELETTRIC										
INFORMATION SERVICES	Milan		2,450	5,332	923	40.00%	2,133		11,524	9,391
HUIT S.A.	Luxembourg	Lire	39,420	438,589	1,029	21.07%	92,409		98,958	6,549
ITALDATA	Avellino		6,000	23,080	1,214	15.99%	3,690		720	[2,970]
MED-1	Tel-Aviv [Israel]	ILS [.000]	100	[43,116]	[32,142]	-	-		-	-
		Lire	46	[20,042]	[14,941]	23.17%	[4,644]		9	4,653
NORTEL INVERSORA	Buenos Aires									
	[Argentina]	Pesos Arg. [.000]	82,790	968,000	157,897	-	-		-	-
		Lire	159,571	1,865,727	304,332	25.48%	475,387	[8]	37,010	[438,377]
SIEMENS INFORMATICA	Milan		12,000	115,879	30,599	49.00%	56,781		7,437	[49,344]
SIOSISTEMI	Brescia		500	2,244	129	40.00%	898		6,400	5,502
SISTEMI E TELEMATICA	Genoa		4,000	2,890	[270]	15.00%	433		420	[13]
SITEBA	Milan		5,000	19,472	3,243	30.00%	5,842		1,454	[4,388]
STREAM	Rome		400,000	79,144	[457,791]	35.00%	27,700		27,700	-
TSP	Milan		14,591	13,988	[21,963]	50.00%	6,994		7,023	29
VOICEMAIL [in liquidation]	Santa Clara	USD [.000]	49	49	-	-	-		-	-
	[USA]	Lire	94	94	-	37.07%	35		-	[35]
Consorzio AMBIENTE 2000										
[in liquidation]	Naples		50	22	[2]	25.00%	6		-	[6]
Consorzio FORMAZIONE										
INTERNAZIONALE	Rome		200	155	[45]	20.00%	31		40	9
Consorzio R.E.S.	Rome		600	600	-	50.00%	300		300	-
Consorzio TELCAL	Catanzaro		1,700	1,700	-	24.00%	408		408	-
Consorzio TELEMED [in liquidation]	Rome		200	193	[108]	33.33%	64		20	[44]
							676,489		217,062	[459,427]

[1] Data taken from the latest financial statements.
[2] Includes net income (loss).
[3] Net of distributed dividends.
[4] Covered by the reserve for charges of the affiliates.
[5] Data taken from the consolidated financial statements.
[6] Carrying value equal to zero as a result of the transformation in February, 1998, of Meie Assicuratrice from a mutual insurance company to a corporation, with consequent distribution of shares to the insureds.
[7] Does not include shares included in short - term financial assets.
[8] The stockholders' equity is the percentage held, taking into account the redemption of all the Class A preferred. At December 31, 1999, the percentage of the ordinary capital is 32.50%, and the average percentage of total stockholders' equity, including the Class A preferred is 21.40%.
[9] Data taken from the consolidated financial statements on December 31, 1998.

2342



COMPARISON OF BOOK VALUE OF LISTED SHARES WITH MARKET PRICES

December 31, 1999		Market value		Carrying value		Difference	
	Shares	Unit price (in lire)	Total (Millions of lire)	Unit price (in lire)	Total (Millions of lire)	Unit price (in lire)	Total (Millions of lire)
		[A]		[B]		[A-B]	
Long-term investments							
TELECOM ITALIA MOBILE							
- ordinary shares	3,986,629,012	21,223.00	84,608,227	812.86	3,240,588	20,410.14	81,367,638
- saving shares	305,439,248	9,015.00	2,753,535	334.89	102,290	8,680.11	2,651,245
	4,292,068,260		87,361,762		3,342,878		84,018,883
SIRTI	107,752,248	6,967.00	750,710	1,224.31	131,922	5,742.69	618,788
Short-term financial assets							
TELECOM ITALIA MOBILE [*]							
- ordinary shares	6,500,000	15,615.00	101,497	11,477.54	74,604	4,137.46	26,893
- saving shares	4,986,500	8,838.00	44,071	6,501.26	32,419	2,336.74	11,652
	11,486,500		145,568		107,023		38,545
SIRTI	257,000	6,967.00	1,791	9,975.00	2,564	[3,008.00]	[773]
AT HOME	3,004	82,637.44	248	135,766.41	408	[53,128.97]	[160]
NORTHPOINT COMMUNICATIONS	23,492	46,257.69	1,087	41,507.03	975	4,750.66	112
PORTAL SOFTWARE	53,543	198,281.68	10,617	150,431.05	8,055	47,850.62	2,562
REDBACK NETWORKS	8,376	342,114.19	2,866	133,284.82	1,116	208,829.37	1,749

[*] The valuation of the market value considers the effects of the call options sold on the total of ordinary shares and on 900,000 savings shares.

ACCOUNTS RECEIVABLE AND ACCRUED INCOME BY MATURITY AND TYPE

[in millions of lire]	12/31/1999 Amounts due within one year	from two to five years	after five years	Total	12/31/1998 Amounts due within one year	from two to five years	after five years	Total
Receivables in long-term investments								
– *subsidiaries*	35,133	501,337	763,541	1,300,011	61,498	340,214	778,572	1,180,284
– other borrowers								
• customers	1,465	378	-	1,843	2,451	698	-	3,149
• employees	18,028	55,201	10,822	84,051	23,094	69,063	13,375	105,532
• security deposits	672	1,132	9,936	11,740	4,500	3,512	11,713	19,725
• miscellaneous	95,441	211,427	-	306,868	14,292	365,789	1,800	381,881
	150,739	769,475	784,299	1,704,513	105,835	779,276	805,460	1,690,571
Receivables in current assets								
Other loans to								
– *subsidiaries*	2,083,785	-	-	2,083,785	1,670,942	-	-	1,670,942
– affiliated companies	64,789	-	-	64,789	461,294	-	-	461,294
– other borrowers	8,190	-	-	8,190	9,358	-	-	9,358
	2,156,764	-	-	2,156,764	2,141,594	-	-	2,141,594
Trade accounts receivable								
– customers	9,408,833	-	-	9,408,833	9,786,958	-	-	9,786,958
– parent companies	2,183	-	-	2,183	-	-	-	-
– subsidiaries	712,749	-	-	712,749	958,900	-	-	958,900
– affiliated companies	335,837	-	-	335,837	192,630	-	-	192,630
– *miscellaneous receivables due:*								
• Government and other public entities for grants and subsidies	250	-	-	250	5,489	-	-	5,489
	10,459,852	-	-	10,459,852	10,943,977	-	-	10,943,977
Other receivables								
– parent companies	301	-	-	301	-	-	-	-
– subsidiaries	181,470	-	-	181,470	185,571	-	-	185,571
– affiliated companies	4,775	-	-	4,775	15,567	-	-	15,567
– miscellaneous receivables:								
• *accrued dividends* from subsidiaries	1,511,007	-	-	1,511,007	705,440	-	-	705,440
• deferred tax assets	187,810	157,673	-	345,483	79,468	-	121,682	201,150
• other	741,486	-	-	741,486	809,005	-	-	809,005
	2,626,849	157,673	-	2,784,522	1,795,051	-	121,682	1,916,733
Total accounts receivable	15,243,465	157,673	-	15,401,138	14,880,622	-	121,682	15,002,304
Accrued income	30,506	-	-	30,506	30,661	-	-	30,661

2344

LIABILITIES AND ACCRUED EXPENSES BY MATURITY AND TYPE

	12/31/1999				12/31/1998			
	Amounts due				Amounts due			
[in millions of lire]	within one year	from two to five years	after five years	Total	within one year	from two to five years	after five years	Total
Long-term debt								
Debentures	-	-	824,914	824,914	-	-	900,508	900,508
Due to banks	1,468,254	5,621,387	503,244	7,592,885	1,536,491	5,264,972	1,073,952	7,875,415
Due to other lenders	339,086	1,001,265	269,454	1,609,805	439,994	1,139,716	421,343	2,001,053
	1,807,340	6,622,652	1,597,612	10,027,604	1,976,485	6,404,688	2,395,803	10,776,976
Short-term debt								
Due to banks	4,829,188	-	-	4,829,188	5,497,875	-	-	5,497,875
Accounts payable to subsidiaries	3,343,202	-	-	3,343,202	1,631,949	-	-	1,631,949
Accounts payable to affiliated companies	6,426	-	-	6,426	64,390	-	-	64,390
Other liabilities	41,738	-	-	41,738	34,932	-	-	34,932
	8,220,554	-	-	8,220,554	7,229,146	-	-	7,229,146
Trade payables [1]								
Accounts payable to suppliers	6,187,988	-	-	6,187,988	6,346,651	-	-	6,346,651
Accounts payable to parent companies	4,568	-	-	4,568	-	-	-	-
Accounts payable to affiliated companies	2,751,349	-	-	2,751,349	2,844,752	-	-	2,844,752
Accounts payable to subsidiaries	366,983	-	-	366,983	790,525	-	-	790,525
	9,310,888	-	-	9,310,888	9,981,928	-	-	9,981,928
Miscellaneous payables								
Accounts payable to subsidiaries	83,999	-	-	83,999	34,585	-	-	34,585
Accounts payable to affiliated companies	2,634	-	-	2,634	37,668	-	-	37,668
Taxes payable	928,685	-	-	928,685	1,879,554	-	-	1,879,554
Contributions to pension and social security institutions	337,514	469,520	902,247	1,709,281	360,262	441,769	1,030,466	1,832,497
Other liabilities	4,162,469	8,663	855	4,171,987	4,377,731	11,396	1,974	4,391,101
	5,515,301	478,183	903,102	6,896,586	6,689,800	453,165	1,032,440	8,175,405
Total liabilities [1]	24,854,083	7,100,835	2,500,714	34,455,632	25,877,359	6,857,853	3,428,243	36,163,455
Accrued expenses	147,674	-	-	147,674	205,968	-	-	205,968

[1] Does not include advances

2345

ASSETS [in euros]

		12/31/1999			12/31/1998	
Receivables from stockholders for capital contributions			=			=
Intangibles, fixed assets and long-term investments						
INTANGIBLE ASSETS						
Industrial patents and intellectual property rights		615,765,350			630,119,737	
Permits, licenses, trademarks and similar rights		58,151,866			49,443,271	
Goodwill		1,962,536			3,925,072	
Work in progress and advances to suppliers		382,375,909			307,582,857	
Other intangibles		108,221,265			160,791,473	
			1,166,476,926			1,151,862,410
FIXED ASSETS						
Land and buildings		4,043,115,988			4,083,685,585	
Plant and machinery		13,872,707,077			14,862,073,949	
Manufacturing and distribution equipment		59,647,785			69,569,831	
Other fixed assets		232,637,059			289,599,039	
Construction in progress and advances to suppliers		652,872,934			702,999,623	
			18,860,980,843			20,007,928,027
LONG-TERM INVESTMENTS						
Investments in						
subsidiaries		4,509,319,810			3,941,466,398	
affiliated companies		112,103,288			257,722,646	
other companies		197,323,020			173,809,355	
		4,818,746,118			4,372,998,399	
Advances on future increase in capital contributions to investments		4,446,740,361			3,287,729,204	
Loans to	[*]			[*]		
subsidiaries	18,144,492	671,399,324		31,761,004	609,565,942	
other borrowers	59,705,342	208,907,996		22,898,260	263,541,174	
	77,849,834	880,307,320		54,659,264	873,107,116	
Other securities		=			1,801,143	
			10,145,793,799			8,535,635,862
Total intangibles, fixed assets and long-term investments			30,173,251,568			29,695,426,299
Current assets						
INVENTORIES						
Contract work in process		27,878,418			38,318,581	
Finished goods and merchandise *merchandise*		92,470,742			97,826,430	
			120,349,160			136,145,011
ACCOUNTS RECEIVABLE	[**]			[**]		
Trade accounts receivable	=	4,859,256,872		=	5,054,542,017	
Receivables from subsidiaries	=	1,538,010,673		=	1,454,039,689	
Receivables from affiliated companies	=	209,372,133		=	345,763,421	
Receivables from parent companies	=	1,282,606		=	=	
Miscellaneous receivables due from						
Government and other Public Entities for grants and subsidies	=	129,182		=	2,834,763	
Accrued dividends from subsidiaries	=	780,369,927		=	364,329,348	
deferred tax assets	81,431,309	178,426,738		62,843,508	103,885,305	
other receivables	=	387,175,388		=	422,648,886	
	81,431,309	1,346,101,235		62,843,508	893,698,302	
			7,954,023,519			7,748,043,429
SHORT-TERM FINANCIAL ASSETS						
Investments in subsidiaries		56,197,262			59,060,312	
Other investmentsi		5,368,182			=	
			61,565,444			59,060,312
LIQUID ASSETS						
Bank and postal accounts		72,056,350			58,585,024	
Checks		474			315	
Cash and securities on hand		480,472			540,092	
			72,537,296			59,125,431
Total current assets			8,208,475,419			8,002,374,183
Accrued income and prepaid expenses						
Discounts and similar charges on borrowings		1,850,855			2,583,054	
Accrued income and other prepaid expenses		23,702,883			24,531,269	
			25,553,738			27,114,323
TOTAL ASSETS			38,407,280,725			37,724,914,805

[*] Amounts due within one year [**] Amounts due after one year

2346

LIABILITIES AND STOCKHOLDERS EQUITY [in euros]

	12/31/1999			12/31/1998		
Stockholders' equity						
Share capital			3,835,290,133			3,832,756,654
Additional paid-in capital			1,802,910,598			1,772,128,825
Reserves for inflation adjustments under						
law no. 72 of 3.19.1983		2,481,949,778			2,481,949,778	
law no. 413 of 12.30.1991		468,991,156			468,991,156	
			2,950,940,934			2,950,940,934
Legal reserve			393,677,914			321,638,001
Other reserves:						
Reserve for accelerated depreciation		768,381,512			1,075,879,099	
Special reserve		1,873,605,534			1,292,895,631	
Reserve for capital grants		440,492,773			423,335,558	
Miscellaneous reserves		3,700,787,189			3,700,787,189	
			6,783,267,008			6,492,897,477
Net income			2,608,294,768			1,440,798,244
			18,374,381,355			16,811,160,135
Reserves for risks and charges						
Reserves for taxes						
for taxes		131,437,365			136,335,661	
for deferred taxes		=			71,352,663	
		131,437,365			207,688,324	
Other reserves		510,109,749			574,398,331	
			641,547,114			782,086,655
Reserve for employee termination indemnities			1,117,184,677			1,041,933,792
Liabilities	[••]			[••]		
Debentures	426,032,681	426,032,681		465,073,491	465,073,492	
Due to banks	3,163,108,365	6,415,465,422		3,273,780,939	6,906,727,648	
Due to other lenders	656,271,488	831,395,041		806,219,783	1,033,457,360	
Advances	=	961,383		=	1,579,828	
Accounts payable to suppliers	=	3,195,829,002		=	3,277,772,010	
Accounts payable to subsidiaries	=	3,190,954,796		=	2,329,884,615	
Accounts payable to affiliated companies	=	194,209,960		=	460,980,408	
Accounts payable to parent companies	=	2,359,384		=	=	
Taxes payable	=	479,625,858		=	970,708,625	
Contributions to pension and social security institutions	708,458,553	882,769,759		760,346,061	946,405,983	
Other liabilities	4,915,720	2,176,207,067		6,905,333	2,285,855,319	
	4,958,786,807		17,795,810,353	5,312,325,607		18,678,445,288
Accrued expenses and deferred income			478,357,226			411,288,935
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			38,407,280,725			37,724,914,805

[••] Amounts due after one year

2347



MEMORANDUM ACCOUNTS

[in euros]

	12/31/1999		12/31/1998	
Guarantees provided				
Sureties				
on behalf of subsidiaries	1,507,279,143		1,619,178,071	
on behalf of affiliated companies	832,023,543		1,103,015,285	
on behalf of outsiders	153,463,644		139,347,743	
		2,492,766,330		2,861,541,099
Collateral provided for				
Own obligations, not including liabilities	=		64,571,923	
		=		64,571,923
Purchase and sale commitments		692,776,075		2,163,169,759
Other memorandum accounts		3,396,764,797		2,235,811,060
TOTAL		6,582,307,202		7,325,093,841

2348

[in euros]

	1999			1998		
Production value						
Sales and service revenues			18,518,163,228			18,743,209,849
Changes in inventory of contract work in process			[10,440,163]			34,033,562
Increases in capitalized internal construction costs			13,671,251			17,728,677
Other revenues and income:						
operating grants		1,361,921			441,109	
other		388,229,783			466,969,921	
			389,591,704			467,411,030
			18,910,986,020			19,262,383,118
Production cost						
Raw materials, supplies and merchandise			[606,407,056]			[668,791,256]
Services			[5,969,663,745]			[5,664,937,876]
Use of property not owned			[440,351,028]			[476,037,967]
Personnel						
wages and salaries		[2,217,110,150]			[2,280,222,713]	
social security contributions		[722,923,382]			[768,383,921]	
termination indemnities		[174,099,047]			[170,833,637]	
other costs		[76,898,392]			[65,094,603]	
			[3,191,030,971]			[3,284,534,874]
Amortization, depreciation and writedowns						
amortization of intangible assets		[647,231,266]			[609,193,362]	
depreciation of fixed assets		[3,363,700,827]			[3,730,884,639]	
other writedowns of fixed assets		[73,491,507]			[947,181,953]	
writedowns of receivables included in current assets and of liquid assets		[206,084,555]			[255,184,268]	
			[4,290,508,155]			[5,542,444,222]
Changes in inventory of raw materials, supplies and merchandise			[5,355,688]			1,850,472
Provisions for risks			[80,683,415]			[114,441,948]
Miscellaneous operating costs:						
losses on disposals of assets		[106,633,369]			[302,694,126]	
license fee		[390,295,580]			[388,892,045]	
miscellaneous operating costs		[159,064,043]			[217,259,175]	
			[655,992,992]			[908,845,346]
			[15,239,993,050]			[16,658,183,017]
Net production value			3,670,992,970			2,604,200,101
Financial income and expense						
Income from investments:						
dividends from subsidiaries		1,014,647,068			365,103,124	
dividends from affiliated companies		3,941,673			4,855,067	
dividends from other companies		57,213,012			50,415,811	
other income from investments		642,419,842			196,727,088	
			1,718,221,595			617,101,090
Other financial income:						
loans included in long-term investments						
subsidiaries	22,570,890			31,107,123		
affiliated companies	0			31,578		
other borrowers	9,163,057			10,275,788		
		31,733,947			41,414,489	
securities, other than investments, included in long-term investments		139,310			585,824	
securities, other than investments, included in current assets		2,059			7,441,250	
other income						
interest and fees from subsidiaries	40,618,620			53,173,258		
interest and fees from affiliated companies	11,777,910			23,971,708		
interest and fees from others and miscellaneous income	75,647,204			72,030,234		
		128,043,734			149,175,200	
			159,919,050			198,616,763
Interest and other financial expense:						
interest and fees paid to subsidiaries		[36,383,011]			[32,055,204]	
interest and fees paid to affiliated companies		[522,111]			[1,804,737]	
interest and fees paid to others and miscellaneous expenses		[419,007,472]			[471,915,605]	
			[455,912,594]			[505,775,546]
Net financial income (expense)			1,422,228,051			309,942,307

2349

STATEMENTS OF INCOME

[CONTINUED] [in euros]

	1999		1998	
Value adjustments on financial assets				
Writedowns of:				
investments in subsidiaries, affiliated and other companies	[152,150,629]		[415,924,924]	
		[152,150,629]		[415,924,924]
Total adjustments		[152,150,629]		[415,924,924]
Extraordinary income and expense				
Income				
miscellaneous	36,816,506		363,264,919	
		36,816,506		363,264,919
Expense				
taxes due for prior years	[2,904,598]		[3,448,938]	
miscellaneous	[373,208,893]		[293,314,541]	
		[376,113,491]		[296,763,479]
Total extraordinary items		[339,296,985]		66,501,440
Income before taxes		4,601,773,407		2,564,718,924
Income taxes				
current taxes	[1,682,496,183]		[1,450,588,448]	
deferred taxes	[310,982,456]		326,667,768	
		[1,993,478,639]		[1,123,920,680]
Net income		2,608,294,768		1,440,798,244

2350



STATUTORY AUDITORS' REPORT ON THE FINANCIAL STATEMENTS AT DECEMBER 31, 1999 [LEGISLATIVE DECREE NO. 58/98, ART. 153 AND ART. 2429, PARA. 3 OF THE ITALIAN CIVIL CODE]

Dear Stockholders,

Legislative Decree No. 58 of February 24, 1998, which includes the provisions covering financial brokerage in the Testo Unico, has completely changed the rules for the monitoring and control of the companies listed on regulated markets.
Monitoring activities have been entrusted to the Board of Statutory Auditors, while the control of the accounting system, financial statements and issuance of opinions on the congruity of extraordinary transactions have been charged to the audit firms registered with CONSOB.
In view of the above, 1999 is the first year in which the new law is being applied by the Company.
During the course of the year ended December 31, 1999, we have carried out monitoring activities set forth by law and, where necessary, making reference to the code of ethics of the Board of Statutory Auditors recommended by the National Boards of Dottori Commercialisti and Ragionieri; there were 17 meetings of the Board of Statutory Auditors.
We also attended the meetings of the Boards of Directors and the Executive Committee, which numbered 24, and have also received periodic information from the directors concerning the activities conducted and the most important transactions entered into in terms of the economic, financial and equity effect on Telecom Italia, ensuring that the steps decided and acted upon by the Company were in accordance with the law, the by-laws and generally accept economic rationale.
We have acquired information and monitored, as far as our responsibilities are involved, the adequacy of the organizational structure of the Company and the proper keeping of administration, through direct observation, gathering of information from those in charge of the organizational functions and meetings with the audit firm of Arthur Andersen S.p.A., for purposes of a reciprocal exchange of important information and data.
We have evaluated and monitored the adequacy of the internal control system and the administrative and accounting system, as well as its reliability to correctly represent the operating events, by obtaining information from those in charge of the respective functions, examining corporate documentation and reviewing the results of the work carried out by the audit firm.
We have ascertained that the laws have been respected with regard to the preparation and formation of the statutory financial statements of Telecom Italia, as well as the directors' report accompanying said statements, also by direct tests and information obtained from the audit firm.
Furthermore, with specific reference to CONSOB instructions regarding corporate controls, we state that the disclosure regarding "transactions with related parties" and "intercompany transactions" presented in the directors' report have been prepared in conformity with CONSOB instructions No. 97001574 of February 20, 1997 and No. 98015375 of February 27, 1998. In particular, such transactions were carried out in the interests of Telecom Italia at normal market conditions or in accordance with specific regulatory provisions. To this end, we found neither unusual or nonrecurring transactions not in the normal course of business nor did any conflicts of interest emerge as regards the directors.

2351

STATUTORY AUDITORS' REPORT ON THE FINANCIAL STATEMENTS AT DECEMBER 31, 1999 [LEGISLATIVE DECREE NO. 58/98, ART. 153 AND ART. 2429, PARA. 3 OF THE ITALIAN CIVIL CODE]

Dear Stockholders,

Legislative Decree No. 58 of February 24, 1998, which includes the provisions covering financial brokerage in the Testo Unico, has completely changed the rules for the monitoring and control of the companies listed on regulated markets.
Monitoring activities have been entrusted to the Board of Statutory Auditors, while the control of the accounting system, financial statements and issuance of opinions on the congruity of extraordinary transactions have been charged to the audit firms registered with CONSOB.
In view of the above, 1999 is the first year in which the new law is being applied by the Company.
During the course of the year ended December 31, 1999, we have carried out monitoring activities set forth by law and, where necessary, making reference to the code of ethics of the Board of Statutory Auditors recommended by the National Boards of Dottori Commercialisti and Ragionieri; there were 17 meetings of the Board of Statutory Auditors.
We also attended the meetings of the Boards of Directors and the Executive Committee, which numbered 24, and have also received periodic information from the directors concerning the activities conducted and the most important transactions entered into in terms of the economic, financial and equity effect on Telecom Italia, ensuring that the steps decided and acted upon by the Company were in accordance with the law, the by-laws and generally accept economic rationale.
We have acquired information and monitored, as far as our responsibilities are involved, the adequacy of the organizational structure of the Company and the proper keeping of administration, through direct observation, gathering of information from those in charge of the organizational functions and meetings with the audit firm of Arthur Andersen S.p.A., for purposes of a reciprocal exchange of important information and data.
We have evaluated and monitored the adequacy of the internal control system and the administrative and accounting system, as well as its reliability to correctly represent the operating events, by obtaining information from those in charge of the respective functions, examining corporate documentation and reviewing the results of the work carried out by the audit firm.
We have ascertained that the laws have been respected with regard to the preparation and formation of the statutory financial statements of Telecom Italia, as well as the directors' report accompanying said statements, also by direct tests and information obtained from the audit firm.
Furthermore, with specific reference to CONSOB instructions regarding corporate controls, we state that the disclosure regarding "transactions with related parties" and "intercompany transactions" presented in the directors' report have been prepared in conformity with CONSOB instructions No. 97001574 of February 20, 1997 and No. 98015375 of February 27, 1998. In particular, such transactions were carried out in the interests of Telecom Italia at normal market conditions or in accordance with specific regulatory provisions. To this end, we found neither unusual or nonrecurring transactions not in the normal course of business nor did any conflicts of interest emerge as regards the directors.

2352


ARTHUR ANDERSEN

Arthur Andersen SpA
Galleria San Federico 54
10121 Torino

Report of the Independent Auditors
on the financial statements pursuant to art. 156 of
Legislative Decree no. 58 of February 24, 1998
(Translation from the Original Issued in Italian)

To the Shareholders of
Telecom Italia S.p.A.:

1. We have audited the financial statements of Telecom Italia S.p.A. as of and for the year ended December 31, 1999. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with generally accepted auditing standards in Italy as recommended by the Italian Regulatory Commission for Companies and the Stock Exchange ("CONSOB"). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are, as a whole, reliable. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the adequacy and the fairness of the accounting principles used and the reasonableness of the estimates made by the Directors. We believe that our audit provides a reasonable basis for our opinion.

   The financial statements of certain subsidiaries, representing 32% and 4% of the book value of investments and total assets respectively, have been examined by other auditing firms. Our opinion expressed in this report, insofar as it relates to the amounts included for those subsidiaries, is based also upon the audits of the other auditing firms.

   For our opinion on the prior year's financial statements, which are presented for comparative purposes as required by law, reference should be made to our auditors' report dated May 12 1999.

3. In our opinion, the financial statements of Telecom Italia S.p.A. as of and for the year ended December 31, 1999 comply with the Italian statutory provisions related to financial statements; therefore they give a true and fair view of the financial position and results of operations of Telecom Italia S.p.A.



4. For a better understanding of the financial statements, attention is drawn to the information described in the annual report regarding pension costs regulated by Law no. 58/1992 and the fact that, in accordance with the provisions of the above law, a substantial portion of the equalization charges for vested pension benefits of Company personnel which have matured under other pension plans are recorded on a cash basis in annual installments starting from the date of definition of the individual requests by the National Social Security Institute (INPS).

Turin, Italy
April 10, 2000

Arthur Andersen SpA
s/Vincenzo Ceppa - Partner

Note: The financial statements have been translated into English from the original version in Italian. They have been prepared in accordance with the Italian law related to financial statements. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Italy, may not conform with generally accepted accounting principles in other countries.

List of major equity holdings * of Telecom Italia

AS PER ART. 120 OF LEGISLATIVE DECREE No. 58, FEBRUARY 24, 1998

[Publication in accordance with Art. 126 of the Consob resolution No. 11791 of May 14, 1999]
* All investments are equity investments

LIST OF MAJOR EQUITY HOLDINGS OF TELECOM ITALIA

Company name	Head office		Company capital	Ownership	%
Telecommunications services					
ANCITEL S.p.A.	Rome [Italy]	ITL	1,650,000,000	TELECOM ITALIA FINSIEL	10.91 9.09
ASTELIT Ltd	Moscow [Russia]	RUR	500	TELECOM ITALIA	50.00
CONSULTEL S.p.A. in liquidation	Rome [Italy]	ITL	2,594,340,000	TELECOM ITALIA	100.00
ESRI ITALIA S.p.A.	Rome [Italy]	ITL	500,000,000	TELECOM ITALIA	49.00
GOLDEN NETHERLANDS N.V.	Amsterdam [Holland]	NLG	200,000	TELECOM ITALIA STET INTERNATIONAL NETHERLANDS	95.00 5.00
- GOLDEN LINES INTERNATIONAL COMMUNICATIONS SERVICES LTD	Ramat Gan [Israel]	ILS	3,000,000	GOLDEN NETHERLANDS	26.40
IRIDIUM ITALIA S.p.A.	Rome [Italy]	ITL	210,000,000,000	TELECOM ITALIA TELESPAZIO TELECOM ITALIA MOBILE	30.00 35.00 35.00
- IRIDIUM SERVICES EUROPE Gmbh & Co.KG	Dusseldorf [Germany]	DEM	29,000,000	IRIDIUM ITALIA	34.00
- IRIDIUM SERVICES EUROPE VERWALTUNG GMBH	Dusseldorf [Germany]	DEM	50,000	IRIDIUM ITALIA	34.00
MED-1 SUBMARINE CABLES LTD	Ramat Gan [Israel]	ILS	100,000	TELECOM ITALIA	23.17
NORTEL INVERSORA S.A.	Buenos Aires [Argentina]	ARP	80,942,695	TELECOM ITALIA STET INTERNATIONAL NETHERLANDS	32.50 17.50
PATH.NET S.p.A.	Rome [Italy]	ITL	50,000,000,000	TELECOM ITALIA SODALIA	99.99 0.01
SIC Società Impianti Cablofonici a .r.l in liquidation	Rome [Italy]	ITL	20,000,000	TELECOM ITALIA	70.00
STET INTERNATIONAL S.p.A.	Rome [Italy]	ITL	1,717,000,000,000	TELECOM ITALIA TELECOM ITALIA MOBILE	88.00 12.00
- STET INTERNATIONAL NETHERLANDS N.V.	Amsterdam [Holland]	NLG	996,381,900	TELECOM ITALIA STET INTERNATIONAL	41.18 58.82
- 9 TELECOM RESEAU S.A.S.	Boulogne – Billancourt [France]	FRF	2,033,276,800	STET INTERNATIONAL NETHERLANDS TMI – TELEMEDIA INTERN. Ltd	90.00 1.64
- ICH – International Communication Holding N.V.	Amsterdam [Holland]	NLG	100,000	STET INTERNATIONAL NETHERLANDS	100.00
- ETI Euro Telecom International N.V.	Amsterdam [Holland]	NLG	100,100	ICH	100.00
- ENTEL Empresa Nacional de Telecomunicaciones S.A.	La Paz [Bolivia]	BOB	1,280,898,800	ETI	50.00
- DATACOM S.A.	La Paz [Bolivia]	BOB	21,746,600	ENTEL BOLIVIA	70.00
- CZECH Communication Company A.S. in liquidation	Prague [Czech Rep.]	K.C.	1,000,000	ETI	100.00
- INDIAN TELECOMMUNICATION HOLDING B.V.	Amsterdam [Holland]	NLG	22,000,000	STET INTERNATIONAL NETHERLANDS	100.00
- BHARTI TELENET Ltd	New Delhi [India]	CZK	2,000,000,000	STET INTERNATIONAL NETHERLANDS INDIAN TELECOMMUNICATION HOLDING	11.00 19.20
- BHARTI TELE-VENTURES Ltd	New Delhi [India]	CZK	500,000,000	STET INTERNATIONAL NETHERLANDS	20.00
- INTELCOM SAN MARINO S.p.A.	San Marino	ITL	3,000,000,000	STET INTERNATIONAL NETHERLANDS	70.00
- TELEFONIA MOBILE SAMMARINESE S.p.A.	San Marino	ITL	150,000,000	INTELCOM SAN MARINO	51.00
- BROAD BAND SERVICE S.A.	San Marino	ITL	500,000,000	INTELCOM SAN MARINO	20.00

[continued] List of major equity holdings of Telecom Italia

Company name	Head office		Company capital	Ownership	%
- NETHERTELEC S.A.	Quito [Ecuador]	ECS	40,000,000	STET INTERNATIONAL NETHERLANDS	99.99
- STET FRANCE S.A.	Paris [France]	FRF	6,000,000	STET INTERNATIONAL NETHERLANDS	99.99
- MULTIMEDIA CABLE S.A.	Barcelona [Spain]	ESP	1,936,000,000	STET INTERNATIONAL NETHERLANDS	44.00
- SOLPART PARTICIPAÇOES S.A.	Rio de Janeiro [Brazil]	BRL	2,126,000,000	STET INTERNATIONAL NETHERLANDS	38.00
- NORCABLE S.A.	Buenos Aires [Argentina]	ARP	12,000	STET INTERNATIONAL NETHERLANDS	33.33
- NETCO REDES S.A.	Madrid [Spain]	ESP	1,004,680,000	STET INTERNATIONAL NETHERLANDS	30.00
- ETEC S.A. – Empresa de telecomunicaciones de Cuba S.A.	Havana [Cuba]	USD	1,441,900,000	STET INTERNATIONAL NETHERLANDS	29.29
- TELEKOM SRBIJA a.d.	Belgrade [Serbia]	YUD	10,907,385,234	STET INTERNATIONAL NETHERLANDS	29.00
- RETEVISION S.A.	Barcelona [Spain]	ESP	53,333,330,000	STET INTERNATIONAL NETHERLANDS	28.67
- TELEKOM AUSTRIA A.G.	Vienna [Austria]	ATS	15,000,000,000	STET INTERNATIONAL NETHERLANDS	25.00
- CITEL – Corp. Interamericana de Telecomunicaciones S.A.	Monterrey [Mexico]	MXN	2,073,729,933	STET INTERNATIONAL NETHERLANDS	25.00
- MADRITEL COMUNICACIONES S.A.	Madrid [Spain]	ESP	12,500,000,000	STET INTERNATIONAL NETHERLANDS	23.00
- CABLE I TELEVISIO DE CATALUNYA S.A.	Barcelona [Spain]	ESP	17,513,000,000	STET INTERNATIONAL NETHERLANDS	22.50
- EUSKALTEL S.A.	Zamudio Bizkaia [Spain]	EUR	141,000,000	STET INTERNATIONAL NETHERLANDS	18.00
- ENTEL CHILE S.A.	Santiago [Chile]	CLP	367,045,650,291	STET INTERNATIONAL NETHERLANDS	21.86
- STET MOBILE HOLDING N.V.	Amsterdam [Holland]	NLG	321,898,300	TELECOM ITALIA TELECOM ITALIA MOBILE STET INTERNATIONAL	12.19 49.00 38.81
- BITEL PARTICIPAÇOES S.A.	Rio de Janeiro [Brazil]	BRL	938,029,250	STET MOBILE HOLDING	99.99
- TELE NORDESTE CELULAR PARTICIPAÇOES S.A.	Brasilia [Brazil]	BRL	108,942,588	BITEL	51.79
- TELEPISA CELULAR S.A.	Teresina [Brazil]	BRL	22,775,024	TELE NORDESTE CELULAR	97.88
- TELECEARÀ CELULAR S.A.	Fortaleza [Brazil]	BRL	87,049,907	TELE NORDESTE CELULAR	85.28
- TELERN CELULAR S.A.	Natal [Brazil]	BRL	42,823,492	TELE NORDESTE CELULAR	92.57
- TELPA CELULAR S.A.	Joao Pessoa [Brazil]	BRL	42,268,922	TELE NORDESTE CELULAR	95.08
- TELPE CELULAR S.A.	Recife [Brazil]	BRL	108,688,266	TELE NORDESTE CELULAR	95.06
- TELASA CELULAR S.A.	Maceiò [Brazil]	BRL	30,255,834	TELE NORDESTE CELULAR	97.39
- TELE CELULAR SUL PARTICIPAÇOES S.A.	Curitiba [Brazil]	BRL	175,872,361	BITEL	51.79
- TELEPAR CELULAR S.A.	Curitiba [Brazil]	BRL	214,880,019	TELE CELULAR SUL	81.98
- TELESC CELULAR S.A.	Florianopolis [Brazil]	BRL	240,625,505	TELE CELULAR SUL	91.40
- CTMR CELULAR S.A.	Pelotas [Brazil]	BRL	21,251,912	TELE CELULAR SUL	81.32

[continued] List of major equity holdings of Telecom Italia

Company name	Head office		Company capital	Ownership	%
- STET HELLAS TELECOMMUNICATIONS S.A.	Athens [Greece]	GRD	36,300,000,000	STET MOBILE HOLDING	58.14
- TELEPOLIS SERVICES OF MOBILE TELEPHONY S.A.	Athens [Greece]	GRD	500,000,000	STET HELLAS	100.00
- U-MOBIL B.V.	Amsterdam [Holland]	NLG	71,040,000	STET MOBILE HOLDING	100.00
- ASTELIT LLC	Kiev [Ukraine]	UAH	1,030	U-MOBIL	49.00
- MAXITEL S.A.	Belo Horizonte [Brazil]	BRL	539,679,703	STET MOBILE HOLDING	43.15
- MOBILKOM AUSTRIA A.G.	Vienna [Austria]	ATS	1,000,000,000	STET MOBILE HOLDING	25.00
- RETEVISION MOVIL S.A.	Barcelona [Spain]	ESP	21,000,000,000	STET MOBILE HOLDING	23.30
- BDT S.A.	Saint Quentin en Yvelines [France]	FRF	1,522,536,600	STET MOBILE HOLDING	19.61
- C-MOBIL B.V.	Amsterdam [Holland]	NLG	40,000	STET MOBILE HOLDING	12.00
TELECOM ITALIA GmbH	Vienna [Austria]	ATS	500,000	TELECOM ITALIA	100.00
TELECOM ITALIA DO BRASIL Ltda	Rio de Janeiro [Brazil]	BRL	2,699,758	TELECOM ITALIA	99.99
TELECOM ITALIA MOBILE S.p.A.*	Turin [Italy]	ITL	794,264,870,066	TELECOM ITALIA	60.14
- TIM INTERNATIONAL B.V.	Amsterdam [Holland]	EUR	100,000	TELECOM ITALIA MOBILE	100.00
TELECOM ITALIA NORTH AMERICA Inc.	New York [USA]	USD	5,550,000	TELECOM ITALIA	100.00
TELEPORTI ITALIA S.p.A. in liquidation	Rome [Italy]	ITL	1,325,000,000	TELECOM ITALIA	100.00
TELESPAZIO S.p.A.	Rome [Italy]	ITL	184,000,000,000	TELECOM ITALIA	100.00
- COM.STAR S.r.l.	Rome [Italy]	ITL	50,000,000	TELESPAZIO	80.00
- CTM – CENTRO DI TELERILEVAMENTO MEDITERRANEO S.C.P.A.	Palermo [Italy]	ITL	3,500,000,000	TELESPAZIO	51.00
- DAMOS SUDAMERICA S.A.	Rio de Janeiro [Brazil]	BRL	12,000,000	TELESPAZIO	63.99
- EURIMAGE S.p.A.	Rome [Italy]	ITL	8,600,000,000	TELESPAZIO	51.00
- EUROPEAN COMPANY FOR MOBILE COMMUNICATIONS SERVICES B.V.	Amsterdam [Holland]	EUR	15,463,572	TELESPAZIO	69.44
- EUROPEAN COMPANY FOR MOBILE COMMUNICATIONS OPERATIONS B.V.	Amsterdam [Holland]	EUR	45,500	EUROPEAN COMPANY FOR MOBILE COMMUNICATIONS SERVICES	100.00
- FINSATEL S.r.l.	Rome [Italy]	ITL	266,000,000	TELESPAZIO	100.00
- RARTEL S.A.	Bucarest [Romania]	ROL	4,685,000,000	TELESPAZIO TELEO	50.06 1.00
- TELEO S.p.A.	Rome [Italy]	ITL	6,100,000,000	TELESPAZIO	100.00
- TELEOS B.V.	Amsterdam [Holland]	NLG	40,000	TELESPAZIO	100.00
- TELEOS INTERNATIONAL B.V.	Amsterdam [Holland]	NLG	40,000	TELEOS	100.00
- TELESPAZIO IRELAND Ltd	Dublino [Irlanda]	EUR	1	TELESPAZIO	100.00
- TELESPAZIO LUXEMBOURG HOLDING S.A.	Luxembourg	LUF	1,250,000	TELESPAZIO	100.00
- ASTROLINK INTERNATIONAL LLC	Delaware [USA]	USD	1,350,100,000	TELESPAZIO LUX. HOLDING	18.52
- T.I.SCOM S.A.	Curitiba [Brazil]	BRL	7,735,000	TELESPAZIO	51.00
- VIASAT S.p.A.	Rome [Italy]	ITL	4,665,300,000	TELESPAZIO FINSATEL	33.54 16.46

* Company listed on Italian Stock Exchange

2358

[continued] List of major equity holdings of Telecom Italia

Company name	Head office		Company capital	Ownership	%
- CZECH TELESPAZIO S.r.l. in liquidation	Prague [Czech Rep.]	CZK	1,500,000	TELECOM ITALIA	40.00
- DATASPAZIO S.p.A.	Rome [Italy]	ITL	980,000,000	TELESPAZIO	49.00
- MAREMS-V&D SERVICE S.A.	Moscow [Russia]	RUR	7,135,500	TELESPAZIO	49.00
- POLITEL S.A.	Warsaw [Poland]	PLN	100,000	TELESPAZIO TMI – TELEMEDIA INTERN. Ltd	10.00 10.00
- TELESPACO Observaçao da Terra Ltda	Brasilia [Brazil]	USD	500,000	TELESPAZIO	49.00
TMI – TELEMEDIA INTERNATIONAL . ITALIA S.p.A	Rome [Italy]	ITL	167,528,000,000	TELECOM ITALIA	100.00
- TMI – TELEMEDIA INTERNATIONAL NETHERLANDS B.V.	Amsterdam [Holland]	NLG	40,000	TMI – TELEMEDIA INTERN. ITALIA	100.00
- TMI – TELEMEDIA INTERNATIONAL LUXEMBOURG S.A.	Luxembourg	LUF	3,313,950,000	TMI – TELEMEDIA INTERN. ITALIA	99.99
- TMI – TELEMEDIA INTERNATIONAL LTD	London [Gran Bretagna]	USD	265,056,728	TMI – TELEMEDIA INTERN. LUXEMBOURG	100.00
- EURO DATACOM Ltd	Huddersfield [Gran Bretagna]	GBP	306,666	TMI – TELEMEDIA INTERN. Ltd	100.00
- INTELECTUS BUSINESS COMUNICATION ESPANA S.A.	Madrid [Spain]	ESP	350,000,000	TMI – TELEMEDIA INTERN. Ltd	100.00
- TMI – HUNGARY TRADING AND SERVICES LTD	Budapest [Ungheria]	HUF	1,000,000	TMI – TELEMEDIA INTERN. Ltd	100.00
- TELEMEDIA International USA Inc.	New Jersey [USA]	USD	22,600,000	TMI – TELEMEDIA INTERN. Ltd	100.00
- TELECOM MEDIA INTERNATIONAL ITALY – CANADA Inc.	Montreal [Canada]	CAD	952,100	TMI – TELEMEDIA INTERN. Ltd	100.00
- TMI TELEMEDIA INTERNATIONAL DO BRASIL Ltda	San Paolo [Brazil]	BRL	2,443,217	TMI – TELEMEDIA INTERN. Ltd	99.99
- TMI TELEMEDIA INTERNATIONAL HONG KONG Ltd	Hong Kong	HKD	151,200,000	TMI – TELEMEDIA INTERN. Ltd TMI – TELEMEDIA INTERN. USA	99.99 0.01
VOICE MAIL INTERNATIONAL Inc. in liquidation	California [USA]	USD	48,580	TELECOM ITALIA	37.07
Information activities					
EXCITE ITALIA B.V.	Amsterdam [Holland]	NLG	100,000	TELECOM ITALIA	50.00
FINSIEL – Consulenza e Applicazioni Informatiche S.p.A.	Rome [Italy]	ITL	116,132,400,000	TELECOM ITALIA SOGEI	77.19 0.63
- ASPASIEL S.r.l. *	Rome [Italy]	ITL	500,000,000	FINSIEL	50.00
- BANKSIEL – Società di Informatica e Organizzazione p.A.	Milan [Italy]	ITL	20,000,000,000	FINSIEL	55.50
- BISIEL – Banca e Impresa Sistemi Elettronici S.p.A.	Mantova [Italy]	ITL	8,000,000,000	BANKSIEL	51.00
- CARISIEL Sistemi Informativi Elettronici per il Settore Creditizio e Finanziario S.p.A.	Rende [Cosenza, Italy]	ITL	1,490,000,000	FINSIEL BANKSIEL	2.00 49.00
- CENTROSIEL S.p.A.**	Milan [Italy]	EUR	516,600	BANKSIEL	47.00
- COMITSIEL S.p.A.	Milan [Italy]	ITL	4,000,000,000	BANKSIEL	70.00
- SAPED – Studio Analisi Program. Elaborazione Dati S.p.A.	Siena [Italy]	ITL	2,000,000,000	BANKSIEL	20.00

* Finsiel also exercises the right to vote on 1% of the capital held by another stockholder
** Banksiel also exercises the right to vote on 4% of the capital held by another stockholder

[continued] List of major equity holdings of Telecom Italia

Company name	Head office		Company capital	Ownership	%
- SIBISIEL – Società di Informatica per la Banca e l'Impresa S.p.A.	Bari [Italy]	ITL	2,000,000,000	BANKSIEL SIBISIEL	51.00 9.80
- CONSIEL – Società di Management Consulting e Formazione p.A.	Milan [Italy]	ITL	9,900,000,000	FINSIEL	79.50
- ASKA S.r.l	Milan [Italy]	ITL	20,000,000	CONSIEL	60.00
- DMR CONSIEL S.p.A.	Rome [Italy]	ITL	500,000,000	CONSIEL	51.00
- D.E.C. INFORMATICA S.r.l.	Cremona [Italy]	ITL	21,000,000	CONSIEL	20.00
- HITECO CONSULTANTS S.r.l.	Milan [Italy]	ITL	50,000,000	CONSIEL	60.00
- JMAC CONSIEL S.p.A. *	Milan [Italy]	ITL	300,000,000	CONSIEL	45.00
- LARIX S.r.l.	Trento [Italy]	ITL	44,000,000	CONSIEL	20.00
- METIS S.p.A.	Genoa [Italy]	ITL	300,000,000	CONSIEL	100.00
- DITEL Engineering S.r.l.	Genoa [Italy]	ITL	20,000,000	METIS	99.00
- CESEN S.p.A.	Genoa [Italy]	ITL	1,219,000,000	METIS	39.00
- CRUED Servizi Informatici S.p.A.	Perugia [Italy]	ITL	2,557,020,200	FINSIEL	47.59
- DATASIEL Sistemi e Tecnologie d'Informatica S.p.A.	Genoa [Italy]	ITL	5,000,000,000	FINSIEL	50.00
- EIS – Elettronica Ingegneria Sistemi S.p.A.	Rome [Italy]	ITL	10,000,000,000	FINSIEL	87.81
- EISYS S.p.A.	Rome [Italy]	ITL	1,200,000,000	EIS	25.00
- POLCESCA S.r.l.	Rome [Italy]	ITL	2,020,000,000	EIS	16.66
- FINSIEL DO BRASIL Ltda	San Paolo [Brazil]	BRL	222,223	FINSIEL CONSIEL	90.00 9.99
- FINSIEL HELLAS S.A.	Koropi [Greece]	GRD	230,000,000	FINSIEL	51.00
- FINSIEL ROMENIA S.r.l.	Bucarest [Romania]	ROL	11,841,500,000	FINSIEL	90.53
- IC SOFT S.p.A. [in liquidation]	Naples [Italy]	ITL	200,000,000	FINSIEL	100.00
- INFORMATICA TRENTINA S.p.A.	Trento [Italy]	ITL	6,000,000,000	FINSIEL	40.41
- INSIEL – Informatica per il Sistema degli Enti Locali S.p.A.	Trieste [Italy]	ITL	15,000,000,000	FINSIEL	52.00
- SIT – Sistemi Interportuali Trieste S.p.A.	Trieste [Italy]	ITL	250,000,000	INSIEL	56.00
- INTERSIEL – Società Interregionale Sistemi Informativi Elettronici S.p.A.	Rende [Cosenza, Italy]	ITL	2,000,000,000	FINSIEL	100.00
- KRENESIEL Società Sarda di Informatica S.p.A.	Sassari [Italy]	ITL	5,000,000,000	FINSIEL INSIEL	41.00 10.00
- LOGICASIEL S.p.A.	Milan [Italy]	ITL	1,363,640,000	FINSIEL	55.00
- NETSIEL – Networks Produttivi per Sistemi Informativi Elettronici S.p.A.	Bari [Italy]	ITL	39,500,000,000	FINSIEL	100.00
- PRAXIS CALCOLO S.p.A.	Milan [Italy]	ITL	1,080,000,000	FINSIEL	29.00
- SINTESIEL S.r.l.	Rome [Italy]	ITL	250,000,000	FINSIEL	88.00
- SISPI S.p.A.	Palermo [Italy]	ITL	4,000,000,000	FINSIEL	49.00
- SOGEI Società Generale d'Informatica S.p.A.	Rome [Italy]	ITL	20,000,000,000	FINSIEL	100.00
- LOTTOMATICA S.p.A.	Rome [Italy]	ITL	53,000,000,000	SOGEI	25.50
- TELESISTEMI FERROVIARI S.p.A.	Rome [Italy]	ITL	149,099,000,000	FINSIEL	61.00
- VENIS Venezia Informatica e Sistemi S.p.A.	Venice [Italy]	ITL	3,000,000,000	FINSIEL INSIEL	20.40 30.60
GEIS – General Electric Information Services S.p.A.	Milan [Italy]	ITL	2,450,000,000	TELECOM ITALIA	40.00
ITALDATA S.p.A.	Avellino [Italy]	EUR	3,096,000	TELECOM ITALIA	15.99

* Consiel also exercises the right to vote on 10% of the capital held by another stockholder

2360

[continued] List of major equity holdings of Telecom Italia

Company name	Head office		Company capital	Ownership	%
RETE TELEMATICA PIEMONTESE S.p.A.	Turin [Italy]	ITL	2,890,272,000	TELECOM ITALIA	16.52
SIEMENS INFORMATICA S.p.A.	Milan [Italy]	EUR	6,192,000	TELECOM ITALIA	49.00
SIOSISTEMI S.p.A.	Brescia [Italy]	ITL	500,000,000	TELECOM ITALIA	40.00
SISTEMI E TELEMATICA S.p.A.	Genoa [Italy]	ITL	4,000,000,000	TELECOM ITALIA FINSIEL	15.00 7.20
SODALIA S.p.A.	Trento [Italy]	ITL	6,000,000,000	TELECOM ITALIA	100.00
TELEPORTO ADRIATICO S.r.l.	Venice [Italy]	ITL	3,200,000,000	TELECOM ITALIA INSIEL	7.50 4.68
TELESOFT S.p.A.	Rome [Italy]	ITL	40,500,000,000	TELECOM ITALIA FINSIEL	60.00 40.00
- TELESOFT AMERICA Inc.	New Jersey [USA]	USD	700,000	TELESOFT	100.00
- TELESOFT HELLAS S.A.	Athens [Greece]	GRD	10,000,000	TELESOFT	100.00
- TELESOFT RUSSIA Z.A.O.	Moscow [Russia]	RUR	1,592,000	TELESOFT	75.00
- TECO SOFT ESPANA S.A.	Madrid [Spain]	ESP	60,000,000	TELESOFT	100.00
- EUSTEMA S.p.A.	Rome [Italy]	ITL	600,000,000	TELESOFT	33.33
Manufacturing activities					
TELSI Ltd	Bracknell [UK]	GBP	1,119,364,000	TELECOM ITALIA	100.00
- ITALTEL S.p.A.	Milan [Italy]	ITL	396,000,000,000	TELSI	100.00
- ITALCOM – Sistemi Italiani di Commutazione S.p.A.	Milan [Italy]	ITL	200,000,000	ITALTEL S.p.A.	100.00
- ITALTEL CERM PALERMO S.c.p.A.	Carini [Palermo, Italy]	ITL	4,122,500,000	ITALTEL S.p.A. CSELT	90.00 10.00
- ITALTEL B.V.	Amsterdam [Holland]	NLG	4,000,000	ITALTEL S.p.A.	100.00
- ITALTEL A.O.	S. Pietroburgo [Russia]	RUR	20,000,000	ITALTEL B.V.	100.00
- ITALTEL de CHILE S.A.	Santiago [Chile]	CLP	46,789,237	ITALTEL B.V. ITALTEL S.p.A.	90.00 10.00
- ITALTEL de Costarica S.A.	San José [Costa Rica]	Colones	1,000,000	ITALTEL B.V.	100.00
- ITALTEL S.A.	Madrid [Spain]	ESP	100,000,000	ITALTEL B.V.	100.00
- ITALTEL KENIA Ltd	Nairobi [Kenia]	SHS	500,000	ITALTEL B.V. FIDUCIARIO	50.00 50.00
- ITALTEL NIGERIA Ltd.	Lagos [Nigeria]	Naira	2,000,000	ITALTEL B.V. ITALTEL S.p.A.	99.99 0.01
- EUSO SAIC	Buenos Aires [Argentina]	ARP	0.0013	ITALTEL B.V. FIDUCIARIO	99.85 0.15
- DITEC - Distribuzione Integrata Tecnomeccanica S.p.A.	Terni [Italy]	ITL	1,386,000,000	ITALTEL S.p.A.	20.00
- RIKT OAO – Società Italo-Russa per la Telefonia	Mezhdurecensk [Russia]	RUR	9,213,390	ITALTEL S.p.A.	11.48
- GENERAL 4 ELETTRONICA SUD S.r.l.	Pomezia [Rome, Italy]	ITL	1,599,000,000	ITALTEL S.p.A.	30.00
- LARES Tecno S.p.A.	L'Aquila [Italy]	ITL	10,000,000,000	ITALTEL S.p.A.	20.00
- MISTEL MICROINFORMATICA TLC S.p.A.	Pomezia [Rome, Italy]	ITL	2,000,000,000	ITALTEL S.p.A.	30.00
- SIM 2 MULTIMEDIA S.p.A.	Pordenone [Italy]	ITL	30,000,000,000	ITALTEL S.p.A.	33.33
- TECNOSISTEMI S.p.A.	Milan [Italy]	ITL	15,000,000,000	ITALTEL S.p.A.	20.30
- TELEZARIA A.O.	San Pietroburgo [Russia]	RUR	41,900	ITALTEL S.p.A.	40.00

[continued] List of major equity holdings of Telecom Italia

Company name	Head office		Company capital	Ownership	%
- TRANSDIGI S.A.	Buenos Aires [Argentina]	ARP	2,093	ITALTEL S.p.A. ITALTEL B.V.	4.0 96.00
Installation activities					
SIRTI S.p.A. *	Milan [Italy]	ITL	220,000,000,000	TELECOM ITALIA	49.09
- CONSTRUTEL MATRICIAL de CHILE S.A.	Santiago del Chile [Chile]	CLP	287,721,000	SIRTI	100.00
- CONSTRUTEL PROJETOS E CONSTRUCOES Ltda	Belo Horizonte [Brazil]	BRL	20,200,000	SIRTI TELEINVEST MATRICIAL	44.00 29.27 13.73
- MATRICIAL PROJETOS E CONSULTORIA Ltda	Belo Horizonte [Brazil]	BRL	160,000	SIRTI TELEINVEST	51.00 34.00
- SETELCO S.A. in liquidation	Lugano [Switzerland]	CHF	50,000	SIRTI	100.00
- SINTED S.p.A.	Milan [Italy]	ITL	300,000,000	SIRTI	100.00
- FININDUSTRIA S.A.	Madrid [Spain]	ESP	29,000,000	SIRTI	100.00
- SEIRT Sociedad Espanola de Instalaciones Redes Telefonicas S.A.	Madrid [Spain]	ESP	360,000,000	SIRTI FININDUSTRIA	50.00 50.00
- SIRTI ARGENTINA S.A.	Buenos Aires [Argentina]	ARP	5,000,000	SIRTI	100.00
- SIRTI BOLIVIA S.A.	La Paz [Bolivia]	BOB	4,980,000	SIRTI TELEINVEST	70.00 21.00
- SIRTI GmbH	Berlin [Germany]	DEM	20,000,000	SIRTI	100.00
- SIRTI Ltd	London [UK]	GBP	17,000,000	SIRTI	100.00
- SIRTI POLSKA Sp.Zo.o	Warsaw [Poland]	PLN	10,778,000	SIRTI	100.00
- SIRTI PORTUGAL TELECOMUNICACOES S.A.	Lisbon [Portugal]	PTE	1,200,000,000	SIRTI SEIRT	99.00 1.00
- SIRTI S.A.	Paris [France]	FRF	37,258,358	SIRTI	100.00
- TELEINVEST PARTICIPACOES Ltda	Belo Horizonte [Brazil]	BRL	14,918,970	SIRTI	100.00
- MARISTEL S.p.A.	Milan [Italy]	ITL	2,000,000,000	SIRTI	50.00
- PROGERA S.r.l.	Venice [Italy]	ITL	90,000,000	SIRTI	25.00
Other activities					
ATESIA – Telemarketing Comunicazione Telefonica e Ricerche di Mercato S.p.A.	Rome [Italy]	ITL	6,100,000,000	TELECOM ITALIA	100.00
CYGENT Inc.	California [USA]	USD	11,075,583	TELECOM ITALIA	24.46
CENTRO MULTIMEDIALE di Terni S.p.A	Terni [Italy]	ITL	5,000,000,000	TELECOM ITALIA	45.00
CSELT – Centro Studi e Laboratori Telecomunicazioni S.p.A.	Turin [Italy]	ITL	1,200,000,000	TELECOM ITALIA	100.00
- OPTICAL TECHNOLOGIES CENTER S.r.l.	Turin [Italy]	ITL	17,000,000,000	CSELT	100.00
ELETTRA TLC S.p.A.	Rome [Italy]	ITL	20,000,000,000	TELECOM ITALIA	100.00
EMSA Società Immobiliare p.A.	Turin [Italy]	ITL	1,123,596,000	TELECOM ITALIA	100.00
EURESCOM European Institute for Research and Strategic Studies in Telecommunications GmbH	Heidelberg [Germany]	EUR	100,000	TELECOM ITALIA	13.48

* Company listed on Italian Stock Exchange

2362

[continued] List of major equity holdings of Telecom Italia

Company name	Head office		Company capital	Ownership	%
FINTECH Finanziaria Tecnologica S.p.A.	Turin [Italy]	ITL	20,000,000,000	TELECOM ITALIA	50.00
FRATELLI ALINARI S.p.A.	Florence [Italy]	EUR	7,200,000	TELECOM ITALIA	11.35
HUIT S.A.	Luxembourg	ITL	39,419,807,500	TELECOM ITALIA	21.07
INSULA S.p.A.	Venice [Italy]	ITL	4,000,000,000	TELECOM ITALIA	12.00
IREOS S.p.A. in liquidation	Rome [Italy]	ITL	200,000,000	TELECOM ITALIA	100.00
MEIE ASSICURAZIONI S.p.A.	Milan [Italy]	ITL	46,063,852,400	TELECOM ITALIA SAIAT SIRTI TELECOM ITALIA MOBILE	20.02 22.07 2.75 1.26
- MEIE ASSISTENZA S.p.A.	Milan [Italy]	ITL	1,500,000,000	MEIE ASSICURAZIONI	87.14
- MEIE ARGENTINA S.A.	Buenos Aires [Argentina]	ARP	12,000	MEIE ASSICURAZIONI	45.00
- MEIE VITA S.p.A.	Milan [Italy]	ITL	24,500,000,000	SAIAT MEIE ASSICURAZIONI	51.02 48.98
- MEIE SERVIZI Gestione Amm.va Fondi Pensione S.r.l.	Milan [Italy]	ITL	100,000,000	MEIE ASSICURAZIONI SAIAT	60.00 40.00
- PROMOASS S.r.l.	Milan [Italy]	ITL	20,000,000	SAIAT MEIE ASSICURAZIONI MEIE VITA	49.00 41.00 10.00
N.TC. S.p.A. in liquidation	Rome [Italy]	ITL	1,494,500,000	TELECOM ITALIA	99.44
RESEAU S.r.l. in liquidation	Milan [Italy]	ITL	300,000,000	TELECOM ITALIA	100.00
SAIAT Società Attività Intermedie Ausiliarie Telecomunicazioni p.A.	Turin [Italy]	ITL	68,408,000,000	TELECOM ITALIA	100.00
- ASCAI SERVIZI S.r.l.	Rome [Italy]	ITL	122,000,000	SAIAT	40.98
- LABIA SERVICES S.p.A. in liquidation	Rome [Italy]	ITL	120,000,000,000	SAIAT FINSIEL	33.00 1.00
- TELELEASING Leasing di Telecomunicazioni e Generale S.p.A.	Turin [Italy]	ITL	27,216,500,000	SAIAT TELECOM ITALIA	79.42 0.58
- TELSY Elettronica e Telecomunicazioni S.p.A.	Turin [Italy]	ITL	750,000,000	SAIAT	100.00
SARITEL S.p.A.	Pomezia [Rome]	ITL	22,224,000,000	TELECOM ITALIA	100.00
- STT – Società Trasporto Telematico S.p.A.	Verona [Italy]	ITL	10,000,000,000	SARITEL	40.00
- TRADECOM – Soluzioni Avanzate per il commercio. il turismo e i servizi S.p.A.	Rome [Italy]	ITL	500,000,000	SARITEL FINSIEL	24.50 24.50
SCUOLA SUPERIORE GUGLIELMO REISS ROMOLI S.p.A.	L'Aquila [Italy]	ITL	3,000,000,000	TELECOM ITALIA	100.00
SIDAC S.p.A. in liquidation	Pomezia [Rome]	ITL	247,000,000	TELECOM ITALIA	100.00
SITEBA Sistemi Telematici Bancari S.p.A.	Milan [Italy]	ITL	5,000,000,000	TELECOM ITALIA	30.00
SOFTE S.A.	Luxembourg	USD	100,000,000	TELECOM ITALIA SAIAT	99.99 0.01
- SOGERIM S.A.	Luxembourg	EUR	525,000	SOFTE SAIAT	99.95 0.05
STOA' S.c.p.A.	Ercolano [Naples, Italy]	ITL	2,001,174,000	TELECOM ITALIA FINSIEL INTERSIEL SIRTI ITALTEL	8.63 2.96 2.03 1.48 0.74
STREAM S.p.A.	Rome [Italy]	ITL	400,000,000,000	TELECOM ITALIA	35.00
TECNITEL Tecnologie Italiane di Telecomunicazioni S.p.A.	Rome [Italy]	ITL	1,000,000,000	TELECOM ITALIA	100.00
TRAINET S.p.A.	Rome [Italy]	ITL	1,305,800,000	TELECOM ITALIA	100.00
- UBA-NET S.A.	Buenos Aires [Argentina]	ARP	12,000	TRAINET	50.00
- CISIT S.c.p.A.	Rome [Italy]	ITL	210,000,000	TRAINET	16.66
- CO.SE.R S.c.r.l	Catanzaro [Italy]	ITL	40,000,000	TRAINET	20.00
TSP Tecnologie e Servizi S.p.A.	Milan [Italy]	ITL	14,591,400,000	TELECOM ITALIA	50.00

Proposed resolutions

The Shareholders' Meeting of Telecom Italia S.p.A. is convened on June 28, 2000, c/o company registered office - in Turin, Via Bertola 34 - and, if necessary, on July 3, 2000 same time and same place.

FINANCIAL STATEMENTS AND APPROPRIATION OF NET INCOME FOR 1999; PERTINENT AND RELATED RESOLUTIONS

To our Shareholders,
Whilst calling your attention to the report on operations illustrating the Company's financial statements and the Group's consolidated financial statements, we propose, confirming previous announcements, that a dividend of 89.1% of the net income of the Company in 1999 should be distributed.
With Telecom Italia S.p.A.'s result improving by 81% over the previous year, the amount involved comes to a total figure of Lire 4,499,016,737,500, which is equivalent to Lire 600 for each ordinary share [the dividend in 1998 was Lire 280] and Lire 620 for each savings share [the dividend in 1998 was Lire 300]. This unit sum will be increased [and duly rounded off] by the amount resulting from the joint and proportional assignment to any shares held by third party shareholders of rights to profits relating to treasury shares held by the Company.
As you know the Shareholders' Meeting held on January 14, 2000 in fact authorized the Company to purchase a maximum number of 742,615,722 treasury savings shares at a price of Euro 6.5 each, in the form of a tender offer. In the event that the number of savings shares covered by the tender offer is less than the aforesaid maximum [this has in fact occurred], the Shareholders' Meeting has authorized the Chairman and Chief Executive Officer and the Deputy Chairman to make open market purchases of the Company's treasury savings shares on Telematico - once again at a price of Euro 6.5 per share - during the nine months after termination of the tender offer period [March 17, 2000] and for a maximum number equivalent to the difference between the maximum number of 742,615,722 and the lower number of validly tendered savings shares.
The result of this is that the buy-back is still underway and will continue until 17th December 2000, as a total of 1,793,820 savings shares have been validly tendered. However, in order to facilitate calculating the amounts due on distributing the net income, we propose to you that purchases should be suspended during the time elapsing between the approval of the financial statements and the allocation of net income for 1999 by the Shareholders' Meeting and the day on which coupon is due, and that the time lost as a result of the suspension should be recovered at the end of the period envisaged for purchasing on the stock exchange.

Based on the foregoing, we submit to your approval the following

Agenda

The Shareholders' Meeting of Telecom Italia S.p.A.

- after examining the Company's financial statements for the year ended December 31, 1999;
- in consideration of the report on operations accompanying the financial statements;
- after acknowledging the reports provided by the Board of Statutory Auditors and audit firm Arthur Andersen;
- in view of the resolution authorizing the purchase of treasury savings shares passed by the Ordinary Shareholders' Meeting held on January 14, 2000;

resolves

1. to approve the Board of Directors' report on operations, the balance sheet, the statement of income and the notes to the annual financial statements of Telecom Italia

2365

S.p.A. as of December 31, 1999, which show a net income of Lire 5,050,362,910,293;

2. to appropriate the aforesaid net income as follows:
   - Lire 252,518,145,515 [5% of the net income] to the legal reserve;
   - Lire 298,828,027,278 [5.9% of the net income] to the reserve for accelerated depreciation;
   - Lire 4,499,016,737,500 [89.1% of the net income] to be distributed, in the form of a dividend of Lire 600 for each ordinary share and Lire 620 for each savings share, each with a par value of Lire 1,000.

   However, as the Company holds treasury shares, in respect of which the dividend is proportionally assigned to the other shares, each ordinary and savings share held by third parties is entitled to receive a corresponding dividend increase, which will be rounded off to the higher lira by using and reducing the extraordinary reserve;
3. to pay the dividend, increased as envisaged in the previous point, as from July 27, 2000, with the coupon due on July 24, 2000; and
4. from the day on which this resolution is passed until that on which the coupon for the 1999 dividend is due, to suspend operations for purchasing any of the Company's treasury shares, and therefore - as a result of the envisaged buy-back suspension - to authorize continuing the purchase on the same conditions for a number of days equivalent to that of the aforesaid suspension, i.e. after 17th December 2000.

On the basis of Presidential Decree 917, of 22nd December 1986, art. 14, and later amendments, the total dividend will entitle Shareholders to a full tax credit of 58.73%, which may be used without limitations.

APPOINTMENT OF A DIRECTOR

To our Shareholders,
in this session of the meeting you are asked to make arrangements to appoint a Director to replace Mr. Enrico Bondi, who resigned his post.
The Board of Directors, for his replacement, has therefore co-opted Mr. Ettore Lonati, whom we ask that you confirm as Director

We therefore submit for your approval the following

Agenda

The Shareholders' Meeting of Telecom Italia S.p.A. in its ordinary session of the meeting:
a] having acknowledged the resignation of a Director;
b] having acknowledged the resolution passed by the Shareholders' Meeting of June 28, 1999, which, amongst other things, established the number of the members of the Board of Directors of Company in thirteen for a term of office of three years from the date of the related mandate, and, therefore, up until the approval of the financial statements for the year ended December 31, 2001.
c] having examined the report by the Board of Directors;

resolves

to appoint Mr. Ettore Lonati as a Director on the Board of Directors of the Company, whose term of office will expire with that of the other directors in office and, therefore, up to the approval of the financial statements for the year ended December 31, 2001.

RENEWING THE BOARD OF THE STATUTORY AUDITORS FOR THE THREE-YEAR PERIOD 2000-2002; PERTINENT AND RELATED RESOLUTIONS

To our Shareholders,
in this ordinary session of the meeting you are asked to make arrangements to appoint the Board of Statutory Auditors for the three-year period 2000-2002.
To this end, in accordance with the law and the by-laws, the deliberations to be adopted are as follows:

- to determine the number of members forming the Board of Statutory Auditors;
- to appoint the regular and alternate auditors in compliance with the special provisions that apply;
- to establish the annual fee due to auditors.

According to Article 17 of the by-laws, Telecom Italia's Board of Statutory Auditors must consist of no less than five and no more than eight regular members. The Board of Directors proposes that you confirm the five-member composition, as this number appears to be appropriate in terms of effectively fulfilling the duties assigned by law to the controlling body, whilst also ensuring its operational efficiency.
As far as the choice of auditors is concerned, it must be stressed that - in accordance with the existing agreements currently in force - one regular auditor [who chairs the Board of Statutory Auditors] is designated by the Treasury Minister and a second regular auditor is designated by the Communications Minister. The aforesaid Ministers have in fact respectively designated Mr. Paolo Germani and Mr. Fabrizio Quarta.
On the question of the special power to appoint a regular auditor conferred under Article 5 of the by-laws to the Treasury Minister, in liaison with the Minister for Industry, Commerce and Crafts, in a letter dated April 3, 2000 the aforesaid Minister for Treasury, Budget and Economic Planning has announced that "in advance of renewing the board of statutory auditors of Telecom Italia S.p.A. and in order to allow the company and its shareholders to make the appropriate organizational choices in due time, [...], the Italian Government does not intend to appoint a member of Telecom Italia's board of statutory auditors, exercising the special powers envisaged by Article 2, clause 1, letter d] of Law Decree 332 of May 31, 1994, converted into Law 474 of July 30, 1994, which are also included in the company's by-laws".
The choice of the remaining three members of the Board of Statutory Auditors is left to the majority/minority debate held in the framework of the shareholders' meeting and, in particular, to the voting mechanism based on slates, without prejudice to the fact that, whatever happens, one regular auditor will be elected by the minority. In accordance with the by-laws, the slates are presented by shareholders who - either alone or with others - represent at least 1% of the share capital with voting rights. The procedure envisages that the slates should be published in daily newspapers and deposited at the Company's registered office at least ten days before that established for the Shareholders' Meeting on first call.
Finally, as far as the annual fee to be acknowledged to regular auditors in accordance with Article 2402 of the civil code is concerned, the Board of Directors has no proposal to put forward and leaves this matter for the Shareholders' Meeting to decide.

In consideration of the above points, the Board of Directors:

- after acknowledging the end of the three-year period of office of the Board of Statutory Auditors appointed by the Shareholders' Meeting on June 6, 1997;
- in view of current provisions concerning the duration in office, fees and composition of the Board of Statutory Auditors;

- after acknowledging requirements stemming from the agreements between the Company and the Communications Ministry approved by Presidential Decree 523 of August 13, 1984 and quoted in clause 2 of Article 17 of the by-laws;
- after acknowledging the letter dated April 3, 2000 of the Minister for Treasury, Budget and Economic Planning announcing the Government's intention not to exercise the special power to appoint a regular auditor provided by Article 5 of the by-laws; and
- in consideration of Article 17 of the by-laws;

asks the Shareholders' Meeting of Telecom Italia S.p.A.

1. to set the number of the Company's regular auditors at five;
2. to appoint Mr. Paolo Germani [designated under the aforesaid agreements by the Minister for Treasury, Budget and Economic Planning] and Mr. Fabrizio Quarta [designated under the same agreements by the Communications Minister] as regular auditors;
3. to appoint the three remaining regular auditors and the two alternate auditors by choosing a slate of candidates for the position of Company auditor from those presented and published in accordance with the modalities and terms specified in the by-laws;
4. to establish the annual fee to be paid to the regular auditors as appointed above.

ADOPTING RULES REGULATING SHAREHOLDERS' MEETINGS; PERTINENT AND RELATED RESOLUTIONS

To our Shareholders,
in its standard code of self-discipline, the Committee for corporate governance of companies listed in the Italian Stock Exchange recommends that the shareholders' meeting should adopt rules regulating the "orderly and functional" holding of meetings. Your Board of Directors has complied in full with this recommendation, by including a corresponding provision in Telecom Italia's code of self-discipline.
In the course of this ordinary session you are therefore asked to adopt a set of rules regulating shareholders' meetings. The text of these rules has been prepared following an attentive benchmarking of the best practice at the national level, in such a way as to combine and blend the need for efficiency in decision-making with the need to guarantee shareholders.

Based on the foregoing, we submit to your approval the following

Agenda

In this ordinary session, the Shareholders' Meeting of Telecom Italia S.p.A.:
a] in consideration of the recommendation made by Borsa Italiana S.p.A. in respect of adopting rules regulating shareholders' meetings, to which the Company's Board of Directors has conformed in adopting Telecom Italia S.p.A.'s code of self-discipline, which envisages that "a set of rules regulating the orderly and functional holding of the company's ordinary and extraordinary shareholders' meetings, guaranteeing each shareholder's right to speak on the matters due to be discussed" should be submitted "to the approval of the shareholders' meeting";
b] taking into account the general principle contained in the first clause of Article 20 of the by-laws, which confers on the meeting's Chairman the task of establishing rules regulating the manner in which it is held;
c] in consideration of the envisaged introduction in the by-laws - as the third and final clause of the aforesaid Article 20 - of a special clause referring to a set of rules regulating the holding of shareholders' meetings;
d] after examining the Board of Directors' report;

resolves

to approve and adopt the set of rules regulating shareholders' meetings consisting of 18 articles, which is attached hereto and forms an integral and essential part of this resolution.

RULES REGULATING SHAREHOLDERS' MEETINGS

Summary
- General principles
- Access to the meeting's premises
- Conducting business
- Dealing with the agenda
- Voting

General principles

Article 1

These rules [approved under a resolution passed by the Shareholders' Meeting held in ordinary session on ...] express the power of self-organization vested in the meeting of Telecom Italia S.p.A.'s ordinary shareholders.
They apply to both the Company's ordinary and extraordinary meetings.

Article 2

As far as anything not specifically envisaged by the Rules is concerned, the Chairman of the meeting - in accordance with the by-laws - will adopt the measures and solutions that he considers to be most appropriate for the regular holding of the meeting's business.

Access to the meeting's premises

Article 3

Any persons who are so entitled in accordance with current laws and the by-laws, or the proxies or representatives of such persons, have the right to speak and vote in meetings [they are referred to hereafter as "participating shareholders"].
In order to participate in meetings, proof of the participant's personal identity is required and he/she must display to the Company's representatives an appropriate document of legitimization [certification and proxy, if required]. After verifying that the participants have the aforesaid document of legitimization, the Company's representatives will issue a special badge of recognition valid for the purpose of verifying and exercising votes. Unless otherwise indicated in the notice of convocation, personal identification and verification of the right to participate in the meeting will begin in the place where the meeting is to be held at least one hour prior to the time fixed for the meeting.
Shareholders participating in the meeting must be guaranteed the right to follow the debate, take part in the debate and exercise their right to vote in accordance with the technical modalities established on each occasion by the Chairman of the meeting.
Any shareholders who, after being admitted to the meeting, leave the premises where the meeting is being held for any reason are under an obligation to inform the auxiliary personnel entrusted by the Company with monitoring the meeting [hereafter referred to as "auxiliary personnel"].

Article 4

The participation of members of the Board of Directors and the Board of Statutory Auditors in the meetings is not subject to any formalities.

Article 5

Company executives and directors and the executives of Group companies may attend meetings, whenever their presence is deemed by the Chairman of the meeting to be useful in relation to the matters to be discussed. At the Chairman's request and always with his approval, professional persons, consultants, experts, financial analysts and qualified

journalists accredited for the meeting in question may follow the meeting's business, but they will not have the right to either speak or vote.
Persons accredited to follow the meeting's business must make themselves known to the Company's representatives at the entrance to the premises where the meeting is being held, collect a special verification badge and exhibit it whenever asked.

Conducting business

Article 6
As envisaged by the by-laws, the Chairman of the meeting is responsible for conducting the meeting's business, ensuring the best possible conditions for its orderly and effective running. Participating shareholders are entitled to make proposals with regard to the way in which meetings are run. The Chairman will assess whether the above proposals are compatible with the proper and orderly running of the meeting.

Article 7
The Chairman of the meeting will avail himself of the auxiliary personnel in order to verify the right of shareholders to participate in the meeting and the regularity of proxies. In running the meeting and drawing up the minutes, he will be aided by a Secretary, except for cases where the assistance of a Notary Public is required. The Secretary or Notary Public may in their turn be assisted by someone of their choice. The Company can organize a service recording the meeting's business so as to facilitate the taking of minutes. For the purposes of managing voting procedures [including verification of the validity of forms used to vote by mail], the Chairman will appoint one or more counters, selecting as many as are deemed appropriate, from among the participating shareholders. The Chairman of the meeting may use further room staff made available by the Company to provide the necessary technical support and order facilities.

Article 8
Under the Chairman's management, an attendance sheet is prepared [which must be attached to the meeting's minutes] indicating shareholders attending personally, by proxy or by any other title envisaged under the law, or who participate in the meeting casting a vote by mail, specifying the number of shares they own.

Article 9
If the number of persons in attendance required to set up the meeting is not reached, the Chairman of the meeting will - once what he judges under the circumstances to be a sufficient period of time has elapsed since the time set for the meeting to begin - inform the participants and defer dealing with the matters on the agenda to the day of the next call. The meeting's business is normally dealt with in a single session. During the course of the session, the Chairman may interrupt business for no more than three hours in cases where he consider this to be necessary, but without prejudice to opposition on the part of the meeting.
Furthermore, the Chairman is entitled to propose adjourning the meeting whenever he so deems fit.

Article 10
The meeting will be held in Italian. The Company will nevertheless provide participants with a simultaneous translation service from Italian into English and vice-versa.
Audio-visual recording and broadcasting instruments are not allowed into the premises where the meeting is being held without authorization from the Chairman of the meeting. This is without prejudice to the provisions specified earlier in respect of the recording service set up to facilitate the taking of minutes.

Dealing with the agenda

Article 11

In the course of dealing with the matters on the agenda, the Chairman may follow a different order to that appearing in the notice of convocation. Similarly, he may arrange for the various points on the agenda to be discussed together or alternatively he may arrange for the individual matters placed on the agenda to be discussed separately.
The Chairman, and at his request, the Company's Directors or senior managers, will illustrate the matters on the agenda.

Article 12

The Chairman is responsible for running and regulating the debate, guaranteeing that it takes place properly and efficiently and that the regular holding of the meeting is not disturbed.
Taking into account the purpose and importance of individual matters on the agenda, the Chairman may, on opening the meeting, determine the amount of time - in no case less than fifteen minutes - available for each speaker to address the meeting. Once this time has elapsed, the Chairman may ask the speaker to conclude within the next five minutes.
The Chairman will remind speakers to observe the time limits established in advance for their addresses and to stick to the matters placed on the agenda. In the event of excesses and/or abuses, the Chairman - exercising the prerogatives assigned to him by the by-laws - may interrupt the shareholder responsible.

Article 13

Participating shareholders are entitled to speak on each of the matters placed on the agenda. Those who have already taken part in the debate may ask to speak once again on the same matter, once the reply stage has been completed and for no more than five minutes, but purely to allow them to give their response and declare their voting intentions.
Persons intending to speak must ask the Chairman or Secretary in writing, indicating the point of the agenda to which their address refers. Such requests may be made at any time before the Chairman has closed the debate on the matter to which the request to speak refers.
The Chairman will usually grant the right to address the meeting according to the order in which requests are received.

Article 14

Both the Board of Directors and participating shareholders have the right to put forward alternative proposals for resolution or proposals either amending or integrating those originally formulated by the Board of Directors. The Chairman will assess whether such proposals are compatible with the meeting's agenda.

Article 15

The members of the Board of Directors and the Board of Statutory Auditors may ask to take part in the debate. At the Chairman's request, senior managers of the Company and Directors and senior managers of Group companies may also address the meeting.

Article 16

Replies to any requests for clarification made during addresses by shareholders will be provided by the Chairman or, at his request, by the Company's Directors or senior managers.

Voting

Article 17

The meeting's votes are usually given on an open vote.

The Chairman will adopt any measures that may be required to ensure the orderly holding of votes. If the circumstances so permit, the Chairman may arrange for voting on a matter to take place either immediately after closing the debate on that particular matter or alternatively after all the matters on the agenda have been discussed.

For each vote, the Chairman will establish the procedure by which it is held. Votes expressed under procedures different to those indicated by the Chairman will be null and void.

Article 18

Once voting operations have been completed and the votes have been counted with the aid of the counters and the Secretary, the Chairman will announce the results of the vote.

CHANGES TO CERTAIN ELEMENTS OF THE POWER TO INCREASE THE SHARE CAPITAL, PURSUANT TO ARTICLE 2443 OF THE CIVIL CODE, IN SUPPORT OF THE STOCK OPTION AND THE CONSEQUENT UPDATING OF ARTICLE 6 OF THE BY-LAWS; CHANGES TO ARTICLES 19 AND 20 AND THE ELIMINATION OF ARTICLE 23 OF THE BY-LAWS; PERTINENT AND RELATED RESOLUTIONS

To our Shareholders,
as you are aware, the Extraordinary Shareholders' Meeting held on 15th December 1998 resolved to give the Board of Directors the power - for a maximum period of five years from the aforesaid date - to increase the share capital against payment by a maximum figure of Lire 74,000,000,000, using the newly issued ordinary shares to implement an incentive and retention plan [the stock option plan] for senior managers employed by Telecom Italia and Telecom Italia subsidiaries and selected by the Board of Directors.
The Board of Directors has already partially exercised the above power by approving the Rules implementing the operation and deliberating, on 17th December 1999, an initial capital increase tranche for a maximum number of 16,595,400 ordinary shares; of this tranche, 4,905,500 of ordinary shares have been subscribed and issued, corresponding to a par value of Lire 4,905,500,000.
The above shareholders' resolution also laid down that the issue price of the shares in support of the stock option would be equivalent to the average of the official prices of Telecom Italia S.p.A. shares registered on the screen-trading stocks market organized and run by Borsa Italiana S.p.A. [so called Telematico] during the six months preceding the incentive scheme period established by the Board of Directors.
On this latter point, and partly in order to account for recent developments in the relevant tax framework, your Board of Directors considers that the rigid mechanism described above applied to establish the issue price is no longer suitable in respect of adopting effective incentive and retention schemes for the Group's management.
The Board of Directors therefore believes that changes should be made to the terms of the resolution passed by the Shareholders' Meeting held on 15th December 1998, giving it the power to establish at its discretion the price of each future capital increase tranche. This will allow the Board to establish on a time by time basis the criterion applied to fix the most appropriate and efficient price in relation to [i] the incentive and retention scheme selected and [ii] the applicable regulatory provisions, which could - amongst other considerations - undergo further changes in the light of the market globalization process.
Furthermore, the Board considers that the aforesaid resolution should be adjusted to the new reference framework, extending the area of potential beneficiaries of the stock option plan to include senior managers employed by holding companies. This is permitted by the combined provisions of Article 2441, final clause, of the Civil Code and Article 134, clauses two and three, of Legislative Decree 58 of February 24, 1998. This adjustment will also require amending Article 6 of the by-laws.

* * *

At the same time it would also be advisable to update the by-laws by canceling Article 23, which was originally introduced in the framework of the privatization process and has now by law lapsed, due to the fact that following the public purchase and exchange offer completed in 1999 Tecnost has purchased the absolute majority

of voting rights exercisable in the Company's ordinary shareholders' meeting [Article 3, final clause, of Law Decree 332 of May 31, 1994, converted into Law 474 of July 30, 1994].
Finally, in line with the general policy of encouraging as far as possible shareholders to participate in shareholders' meetings, which has been expressed by the Committee for the corporate governance of companies listed on the Italian Stock Exchange and fully accepted by your Board in adopting Telecom Italia's Code of Self-discipline, the time has now come to incorporate in the by-laws a clause designed to facilitate the collection of voting proxies among employee shareholders. This possibility is explicitly envisaged by clause three of Article 137 of the aforesaid Legislative Decree 58/1998.
The above initiative comes under the same line of reasoning that has persuaded the Board of Directors to submit to your approval in ordinary session a set of rules regulating the orderly and practical holding of Shareholders' Meetings. In this respect, it is proposed that a special back-up clause referring to the set of rules should be included in the wording of Article 20 [which already contains the general principle of giving the Chairman of the Meeting the power to establish rules on how the meeting should be held].

In consideration of the above, we submit to your approval the following

Agenda

Meeting here in extraordinary session, the shareholders' meeting of Telecom Italia S.p.A.:
a] in consideration of the previous resolution passed by the Extraordinary Shareholders' Meeting held on 15th December 1998 giving the Board of Directors, in accordance with Article 2443, clause two, of the Civil Code, the power to increase the share capital by a maximum figure of Lire 74,000,000,000 through the issuing of ordinary shares available for subscription to senior managers employed by Telecom Italia S.p.A. and Telecom Italia S.p.A. subsidiaries, pursuant to the combined provisions of Article 2441, final clause, of the Civil Code, and Article 134, clauses two and three, of Legislative Decree 58 of February 24, 1998, at a price to be established on the basis of the average of official prices of Telecom Italia ordinary shares registered on the screen-trading stocks market organized and run by Borsa Italiana S.p.A. during the six months preceding the period of the incentive scheme;
b] in consideration of Articles 134, clauses two and three, and Article 137, clause three, of Legislative Decree 58 of February 24, 1998 on share capital increases reserved for employees and on collecting voting proxies;
c] in consideration of Article 3, final clause, of Law Decree 332 of May 31, 1994, converted into Law 474 of July 30, 1994, on the lapsing ope legis of the by-law clauses envisaging limits on shareholdings;
d] after examining the explanatory report provided by the Board of Directors; and
e] after acknowledging the favorable opinion of the Auditors' Committee;
resolves
1. to modify the terms of the power given to the Board of Directors, pursuant to Article 2443, clause 2, of the Civil Code, to increase the Company's share capital referred to in letter a] of the introduction, envisaging
   • that the corresponding shares be made available for subscription to senior

managers - to be selected by the Board of Directors - employed both by Telecom Italia S.p.A. and also by Telecom Italia S.p.A. holding companies or subsidiaries;
- that the Board of Directors be given the power to establish at its discretion, on a time by time basis, the issue price of each future capital increase tranche, in full compliance with legal limits;

2. to correspondingly change the second clause of Article 6 of the by-laws, taking into account the changes that have since occurred, as follows:

Old wording

"The Board of Directors, for a maximum period of five years from the date of the stockholders' resolution authorizing it to do so, pursuant to Article 2443, clause two of the Civil Code, has the power to increase the share capital by payment on one or more occasions, with the consequent issue of ordinary shares, which will rank for dividend pari passu, to be offered for subscription to executives – to be selected by the Board of Directors – employed by Telecom Italia S.p.A. or its subsidiaries, with exclusion of the option right pursuant to the combined provisions of Article 2441, last clause, of the Civil Code, and of Article 134, clauses two and three of Legislative Decree No. 58 of February 24, 1998, up to a maximum of Lire 74,000,000,000, and, accordingly, through the issue of 74,000,000 ordinary shares, with a par value of Lire 1,000 each. The rights to subscribe these shares will be personal and not transferable *inter vivos*. The resolutions of the Board of Directors shall set appropriate deadlines for the subscription and shall provide that, when the increase resolved upon is not subscribed within the deadline set for this purpose, the capital shall be increased by an amount equal to the subscriptions received up to that deadline".

New wording

"The Board of Directors, for a maximum period of five years from the date of the stockholders' resolution authorizing it to do so [**15th December 1998**], pursuant to Article 2443, clause two of the Civil Code, has the power to increase the share capital by payment on one or more occasions, with the consequent issue of ordinary shares, which will rank for dividend pari passu, to be offered for subscription to executives – to be selected by the Board of Directors – employed by TELECOM ITALIA S.p.A. or **by TELECOM ITALIA S.p.A. holding companies or** subsidiaries, with exclusion of the option right pursuant to the combined provisions of Article 2441, last clause, of the Civil Code, and of Article 134, clauses two and three of Legislative Decree No. 58 of February 24, 1998, up to a maximum of Lire 74,000,000,000, and, accordingly, through the issue of 74,000,000 ordinary shares, with a par value of Lire 1,000 each, **at a price determined on a time to time basis by the Board of Directors for each capital increase tranche within the limits permitted by law**. The rights to subscribe these shares will be personal and not transferable *inter vivos*. The resolutions of the Board of Directors shall set appropriate deadlines for the subscription and shall provide that, when the increase resolved upon is not subscribed within the deadline set for this purpose, the capital shall be increased by an amount equal to the subscriptions received up to that deadline";

3. to introduce the following provision as the second and final clause of Article 19 of the by-laws:

"In order to facilitate the collection of proxies among employee shareholders of the Company and its subsidiaries by shareholder associations satisfying the requisites envisaged by current rules pertaining to this matter, on the basis of terms and modalities established by the Board of Directors either directly or through its

appointees special spaces will be made available where information can be made available and proxy collection operations can be carried out";

4. to introduce the following provision as the third and final clause of Article 20 of the by-laws:
   "The holding of shareholders' meetings will be regulated by the law, by these by-laws and by the Rules regulating meetings approved by the Ordinary Shareholders' Meeting";
5. to cancel and not replace Article 23, the final article of the by-laws;
6. to authorize the Chairman and Chief Executive Officer and the Deputy Chairman of the Board of Directors in order that they should - separately, if needs be - approve and add to this resolution any changes, additions or cancellations that may be required or suggested by the Judicial Authorities on registration.

Appendix to the annual report

80

ADDITIONAL INFORMATION FOR U.S. INVESTORS ON THE CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 1999 OF THE TELECOM ITALIA GROUP

Introduction

As a result of the listing of the Telecom Italia ordinary and savings shares on the New York Stock Exchange in the form of American Depositary Shares [ADSs], each of which represents 10 Telecom Italia shares, the company is required to file an annual report on Form 20-F as required under the regulations of the Securities and Exchange Commission [SEC].

The annual report on Form 20-F must be made available to investors in all of its markets in order to provide identical information. This document will include, among other information, a reconciliation to US Generally Accepted Accounting Principles [US GAAP] of the net income for the years ended December 31, 1997, 1998 and 1999 and stockholders' equity at December 31, 1998 and 1999. Telecom Italia's annual report to stockholders has been expanded to include the accounting information related to the reconciliation together with the 1999 condensed balance sheet and statement of income translated into USD.

For purposes of convenience of the reader the 1999 figures included in the condensed financial statements and the reconciliation of the US GAAP are shown in billions of lire, as well as in millions of USD, converted at the rate in effect on April 4, 2000: Lire 2,019.33 = USD 1.



ASSETS

	12/31/1998 [billions of lire]		12/31/1999 [billions of lire]		12/31/1999 [millions of USD]	
Receivables from stockholders for capital contributions		5		3		1
Intangibles, fixed assets and long-term investments						
INTANGIBLE ASSETS		3,647		5,299		2,625
FIXED ASSETS		45,665		45,518		22,541
LONG-TERM INVESTMENTS						
Investments and advances on future increases of capital contribution	12,499		12,326		6,104	
Loans receivables	861		886		439	
Other securities	155	13,515	5	13,217	2	6,545
Total intangibles, fixed assets and long-term investments		62,827		64,034		31,711
Current assets						
INVENTORIES		1,859		1,995		988
ACCOUNTS RECEIVABLES						
Trade accounts receivable	14,306		14,942		7,399	
Receivables from unconsolidated subsidiaries, affiliated companies and parent companies	1,059		1,030		510	
Other	2,938	18,303	3,102	19,074	1,537	9,446
SHORT-TERM FINANCIAL ASSETS						
Investments, treasury stock and marketable securities		2,566		2,583		1,279
LIQUID ASSETS		1,133		1,312		650
Total current assets		23,861		24,964		12,363
Accrued income and prepaid expenses		187		180		90
TOTAL ASSETS		86,880		89,181		44,164

2382

CONDENSED CONSOLIDATED BALANCE SHEETS

LIABILITIES AND STOCKHOLDERS' EQUITY

	12/31/1998 [billions of lire]		12/31/1999 [billions of lire]		12/31/1999 [millions of USD]	
Stockholders' equity						
TELECOM ITALIA'S INTEREST IN:						
Share capital	7,421		7,426		3,677	
Reserves and retained earnings	20,400		22,214		11,001	
Net income	3,830		3,364		1,666	
		31,651		33,004		16,344
MINORITY INTEREST		4,034		5,310		2,630
		35,685		38,314		18,974
Reserves for risks and charges		2,035		2,006		993
Reserve for employee termination indemnities		2,711		2,896		1,434
Liabilities						
Debentures	2,481		1,906		944	
Due to banks	15,230		15,780		7,814	
Due to other lenders	2,331		1,738		861	
Advances	528		733		363	
Accounts payable to suppliers	10,595		11,775		5,831	
Accounts payable to unconsolidated subsidiaries, affiliated companies and parent companies	1,749		1,200		594	
Taxes payable	2,974		2,295		1,137	
Contributions to pension and social security institutions	1,980		1,855		919	
Other liabilities	6,964	44,832	6,960	44,242	3,447	21,910
Accrued expenses and deferred income		1,617		1,723		853
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		86,880		89,181		44,164



	12/31/1998 [billions of lire]	12/31/1999 [billions of lire]	12/31/1999 [millions of USD]
Guarantees provided	2,900	2,557	1,267
Collateral provided	160	17	8
Purchase and sales commitments	5,545	1,650	817
Others	5,584	7,836	3,880
TOTAL MEMORANDUM ACCOUNTS	14,189	12,060	5,972





CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	1997 [billions of lire]	1998 [billions of lire]	1999 [billions of lire]	1999 [millions of USD]
Production value				
Sales and service revenues	44,990	48,507	52,481	25,989
Changes in inventories of work in progress, semifinished and finished goods	69	[34]	[127]	[63]
Changes in contract work in process	205	[171]	341	169
Increase in capitalized internal construction costs	1,747	2,088	2,056	1,018
Other revenues and income	891	1,085	998	494
	47,902	51,475	55,749	27,607
Production costs				
Raw materials, supplies and merchandise	4,447	4,426	4,354	2,156
Semifinished and finished goods	180	109	441	218
Services	9,444	11,082	14,289	7,076
Use of property not owned	1,200	1,285	1,363	675
Personnel	9,744	9,665	9,636	4,772
Depreciation and amortization	11,311	10,480	10,338	5,120
Writedowns of intangibles and fixed assets	77	1,840	142	70
Writedowns of receivables included in current assets	922	705	702	348
Changes in inventories of raw materials, supplies and merchandise	[280]	57	[37]	[18]
Provisions for risks	95	345	155	77
Other provisions	5	17	40	20
Miscellaneous operating costs	2,403	2,278	1,870	925
	[39,548]	[42,289]	[43,293]	[21,439]
Net production value	8,354	9,186	12,456	6,168
Financial income and expense				
Income from investments	295	938	282	140
Other financial income	707	641	791	392
Interest and other financial expense	[1,500]	[1,327]	[1,706]	[845]
Net financial income [expense]	[498]	252	[633]	[313]
Value adjustment on financial assets				
Upward adjustments on investments and securities	222	315	467	231
Writedowns of investments and securities	[365]	[669]	[1,598]	[791]
Total value adjustments	[143]	[354]	[1,131]	[560]
Extraordinary income and expense				
Income	396	981	280	139
Expense	[1,338]	[848]	[1,261]	[625]
Total extraordinary income and expense	[942]	133	[981]	[486]
Income before income taxes	6,771	9,217	9,711	4,809
Income taxes	[3,323]	[3,965]	[5,046]	[2,499]
Net income before minority interest	3,448	5,252	4,665	2,310
Minority interest	[839]	[1,422]	[1,301]	[644]
Parent Company's interest	2,609	3,830	3,364	1,666

RECONCILIATION TO GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE U.S. [US GAAP] OF CONSOLIDATED NET INCOME FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999 AND CONSOLIDATED STOCKHOLDERS' EQUITY AT DECEMBER 31, 1998 AND 1999

The Telecom Italia Group's consolidated financial statements have been drawn up using Italian accounting principles that differ from US GAAP in certain significant respects. A description of the main differences between the two systems follows:

Stet - former Telecom Italia merger

According to Italian accounting principles, the effective date of the merger was January 1, 1997, while under US GAAP it went into effect on July 18, 1997, the effective date of the merger under the Italian Civil Code.
As a result, minority interest relating to income and stockholders' equity of the former Telecom Italia from January 1, 1997, determined using Italian accounting principles, was subtracted from the income and stockholders' equity attributable to Telecom Italia.

Goodwill from the Stet - former Telecom Italia merger

The goodwill from the merger by absorption of the former Telecom Italia into Stet [entered at market value for US GAAP purposes] was amortized based on the remaining Telecom Italia license period which, at the time of the merger, ended in 2012.

Revaluation adjustments on fixed assets

Pursuant to Italian law, the Group has revalued its fixed assets. Depreciation of these fixed assets was based on the revalued amounts. Under US GAAP, revaluations of fixed assets is not permissible.

Intercompany profits on intangibles and fixed assets

Until 1993, intercompany profit that was the result of the sale of intangibles and fixed assets mainly from manufacturing and installation companies to the telecommunication companies was not eliminated. However, those intercompany profits have been eliminated since 1994. For US GAAP purposes, such profits have always been eliminated.

Capitalization of interest

The Group capitalizes interest on assets under construction only when special financing has been applied to those assets. Under US GAAP, interest on all assets under construction is capitalized, regardless of financing. Capitalized interest has been amortized over the remaining life of the assets.



RECONCILIATION TO GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE U.S. [US GAAP] OF CONSOLIDATED NET INCOME FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999 AND CONSOLIDATED STOCKHOLDERS' EQUITY AT DECEMBER 31, 1998 AND 1999

The Telecom Italia Group's consolidated financial statements have been drawn up using Italian accounting principles that differ from US GAAP in certain significant respects. A description of the main differences between the two systems follows:

Stet - former Telecom Italia merger

According to Italian accounting principles, the effective date of the merger was January 1, 1997, while under US GAAP it went into effect on July 18, 1997, the effective date of the merger under the Italian Civil Code.
As a result, minority interest relating to income and stockholders' equity of the former Telecom Italia from January 1, 1997, determined using Italian accounting principles, was subtracted from the income and stockholders' equity attributable to Telecom Italia.

Goodwill from the Stet - former Telecom Italia merger

The goodwill from the merger by absorption of the former Telecom Italia into Stet [entered at market value for US GAAP purposes] was amortized based on the remaining Telecom Italia license period which, at the time of the merger, ended in 2012.

Revaluation adjustments on fixed assets

Pursuant to Italian law, the Group has revalued its fixed assets. Depreciation of these fixed assets was based on the revalued amounts. Under US GAAP, revaluations of fixed assets is not permissible.

Intercompany profits on intangibles and fixed assets

Until 1993, intercompany profit that was the result of the sale of intangibles and fixed assets mainly from manufacturing and installation companies to the telecommunication companies was not eliminated. However, those intercompany profits have been eliminated since 1994. For US GAAP purposes, such profits have always been eliminated.

Capitalization of interest

The Group capitalizes interest on assets under construction only when special financing has been applied to those assets. Under US GAAP, interest on all assets under construction is capitalized, regardless of financing. Capitalized interest has been amortized over the remaining life of the assets.

Deferred taxes

Until 1997, the Group recognized only deferred income taxes; pursuant to new domestic and international accounting principles, effective January 1, 1998, the financial statements now contain both deferred and prepaid taxes, on the basis of temporary differences between the value attributed to assets and liabilities according to statutory methods and the value attributed to those same assets and liabilities for fiscal purposes. This is consistent with US GAAP. There are still some minor differences between Italian accounting principles and US GAAP regarding tax treatment for capital grants prior to 1998.

Telephone Workers Social Security Fund [FPT]

As permitted by the relevant law, the Group has not recorded the estimated liability for the Telephone Workers Social Security Fund pension contributions due to INPS. Under US GAAP, a liability must be recognized when it is probable and can be reasonably estimated. Accordingly, the minimum amount of the range of the liability is reflected in the US GAAP reconciliation.

Accounting for transactions using the "purchase method"

The reconciliation reflects some of the differences deriving from accounting methods with regard to the following company business transactions:

- *Formation of the former Telecom Italia* - Upon formation of the former Telecom Italia [by means of a merger in 1994], the ownership percentage of Telecom Italia [the former Stet] in some of the combined companies was diluted.
  The Italian GAAP financial statements reflect the ownership change impact based on the net book value of these companies. For US GAAP purposes the ownership change related to minority interest must be treated as a purchase and, therefore, its basis stepped up to fair market value.
  This increase in value was entered into the reconciliation as a greater asset to be amortized over the remaining government license period which, at the time of the formation of the company, ended in 2012.
- *Former Telecom Italia capital increase* - During 1994, Telecom Italia [formerly Stet] received new shares issued by the former Telecom Italia. Italian GAAP consolidated financial statements illustrate that this transaction led to a decrease in the Group's consolidation reserves in the former Telecom Italia due to dilution of paid-in-capital. The US GAAP reconciliation treats this difference as an asset to be amortized over the remaining government license period.
- *Investment in Telsi*: in 1995, Telecom Italia [formerly Stet] and Siemens AG contributed investments to form Telsi Ltd., a company in which each would hold 50%. The Italian GAAP 1995 financial statements reflect this with a gain based on the original book value of the investments contributed, while for US GAAP purposes the transactions has been accounted for using the fair market value of the investments contributed. The US GAAP reconciliation reflects the amortization of the underlying basis difference between Telecom Italia's investment in Telsi and Telsi's recorded equity.



Long-term contracts

Until 1998, the Group recognized revenues for its long-term contracts under the completed contracts method. Starting from 1999, revenue recognition on these contracts is now accounted for using the percentage of completion method, in accordance with US GAAP.

Stock options

During 1999, Telecom Italia and TIM assigned shares to some of its managers. These transactions were treated as an increase in capital and additional paid-in-capital. In accordance with US GAAP, the difference between the market price of the shares and the subscription price was treated as an operating cost recorded in the statement of income. This difference is calculated on the date on which the number of the assigned shares and the award price are known ("measurement date").

Tax on equity

Until 1997, Telecom Italia and its Italian subsidiaries were assessed and remitted a tax on the respective statutory stockholders' equity. This tax was charged against stockholders' equity. Under US GAAP, this tax was recorded in the statement of income. Beginning in 1998, with the introduction of the IRAP tax [Imposta Regionale sulle Attivià Produttive], this tax has been eliminated.

Restructuring reserve

In 1995 and 1996, the Italian GAAP financial statements reflected accruals for anticipated restructuring charges to occur in the future. Under US GAAP, certain conditions must be met before a restructuring accrual can be established. These conditions were met in 1996 and 1997.

Former Telecom Italia and TIM stock transactions

In 1995, Telecom Italia [formerly Stet] increased its ownership in the former Telecom Italia and TIM by purchasing additional shares from IRI [then its majority stockholder] and RAI [an IRI subsidiary]. The Italian GAAP consolidated financial statements list these shares under marketable securities, while for US GAAP these additional shares were treated as an increase in ownership of the consolidated company. In 1996 and in 1997, these shares were sold and the related gains were treated as stockholders' equity for US GAAP purposes and were listed in the statement of income in the Italian GAAP consolidated financial statements.

Gain on disposal of investments

In 1996 and 1997, Telecom Italia [formerly Stet] sold a portion of its investment in the former Telecom Italia and in TIM. This sale, which was completed on the open market, resulted in a gain that for Italian GAAP purposes was treated as a credit to stockholders' equity. Under US GAAP this gain - the difference between the sale price and the carrying value in the US GAAP financial statements - was recognized in the statement of income. Beginning in 1998, Telecom Italia began recording these gains in the statement of income, resolving the discrepancy with US GAAP.

Detachable stock warrants

In 1992, a consolidated subsidiary issued debt with detachable stock warrants for the shares of Sip [later called the former Telecom Italia and TIM] and accounted for the proceeds as debt. US GAAP required that the proceeds be allocated between the debt and a warrant liability and that debt be accredited to its face value over its terms. US GAAP also requires that a loss be recognized in situations where the book value of the warranted shares is greater than the sum of the exercise price and the recorded amount of the warrant liability.

Effect of change in tax laws

During 1997, a change in Italian tax laws was enacted which changed the tax rates effective January 1, 1998. As a result, in the US GAAP reconciliation for 1997, deferred tax assets and liabilities were changed to reflect the new rates.

All these differences and the related effect on consolidated net income and stockholders' equity are set out below.

	1997 [billions of lire]	1998 [billions of lire]	1999 [billions of lire]	1999 [millions of USD]
Net income				
Net income as reported in the consolidated				
statements of income	3,448	5,252	4,665	2,310
Minority interest	[839]	[1,422]	[1,301]	[644]
Net income, net of minority interest	**2,609**	**3,830**	**3,364**	**1,666**
Effect of former Telecom Italia and Stet merger	[560]	-	-	-
Net income, net of minority interest applicable for				
US GAAP purposes	**2,049**	**3,830**	**3,364**	**1,666**
Items increasing [decreasing] reported net income:				
Goodwill deriving from the former Telecom Italia and Stet merger	[187]	[375]	[375]	[185]
Reduction in depreciation for revalued fixed assets	176	154	164	81
Elimination of intercompany profit on intangibles and fixed assets				
and related depreciation	[illegible]	[illegible]	[illegible]	[illegible]
Capitalization of interest on fixed assets under construction				
net of related depreciation	145	19	[121]	[60]
Accounting for deferred taxes	[81]	[782]	7	4
Provision for Telephone Workers Social Security Fund [FPT]	113	183	75	37
Accounting for transactions using the "purchase method"	[113]	[113]	[113]	[56]
Accounting for long-term contracts under the percentage of				
completion method	17	[28]	[56]	[28]
Stock options	-	-	[130]	[64]
Tax on equity	[252]	-	-	-
Elimination of restructuring reserve	[98]	-	-	-
Impact of the former Telecom Italia and TIM stock transactions	[85]	-	-	-
Gain on disposal of investment	290	-	-	-
Effect of detachable stock warrants	[11]	-	-	-
US GAAP income before reconciliation effects of income				
taxes and minority interest	2,176	3,071	2,903	1,438
Income taxes:				
– tax effect of reconciling items	[311]	[203]	[58]	[29]
– effect of change in tax rates [IRAP]	[733]	-	-	-
US GAAP income, before reconciliation effect of				
minority interest	1,132	2,868	2,845	1,409
Minority interest on reconciling items	70	86	70	35
Approximate net income in accordance with US GAAP	**1,202**	**2,954**	**2,915**	**1,444**

Approximate per Ordinary Share amounts in accordance with US GAAP [*]

	1997 [lire]	1998 [lire]	1999 [lire]	1999 [USD]
Basic EPS - per Ordinary share amounts in accordance with US GAAP	185	392	387	0.19
Diluted EPS - per Ordinary share amounts in accordance with US GAAP	185	392	387	0.19

Approximate per Savings Share amounts in accordance with US GAAP [*]

	1997 [lire]	1998 [lire]	1999 [lire]	1999 [USD]
Basic EPS - per Savings share amounts in accordance with US GAAP	205	412	407	0.20
Diluted EPS - per Savings share amounts in accordance with US GAAP	205	412	407	0.20

[*] The approximate earnings per share amounts have been calculated using the two class method due to ordinary and savings shares being outstanding, as set forth in SFAS No. 128 "Earnings per Share". The calculations take into account the requirement that Savings Share stockholders are entitled to a Lire 20 premium [based on 2 percent of Savings Share par value] over dividends on Ordinary Shares. For purposes of these calculations, the weighted average number of Shares was 6,351,231,924 at December 31, 1997 and 7,421,251,726 at December 31, 1998 and 7,421,660,518 at December 31, 1999.

	12/31/1998 [billions of lire]	12/31/1999 [billions of lire]	12/31/1999 [millions of USD]
Stockholders' equity			
Stockholders' equity as reported in the consolidated balance sheets	35,685	38,314	18,974
Minority interest	[4,034]	[5,310]	[2,630]
Stockholders' equity, net of minority interest	**31,651**	**33,004**	**16,344**
Items increasing [decreasing] reported stockholders' equity:			
Goodwill deriving from the former Telecom Italia and Stet merger [*]	5,436	5,061	2,506
Elimination of revaluation of fixed assets [*]	[1,491]	[1,354]	[670]
Elimination of intercompany profit on intangibles and fixed assets and related depreciation [*]	[615]	[528]	[261]
Capitalization of interest on fixed assets under construction net of related depreciation [*]	1,309	1,188	588
Accounting for deferred taxes	207	227	112
Provision for Telephone Workers Social Security Fund [FPT]	[1,600]	[1,525]	[755]
Accounting for transactions using the "purchase method"	1,165	1,052	521
Accounting for long-term contracts under the			



percentage of completion method		56
- -		
Tax effect of reconciling items		898
850 421		
Minority interest on reconciling items		53
90 44		
Approximate stockholders' equity in accordance with US GAAP		**37,069**
38,065	**18,850**	

[*] The gross amount and the related accumulated depreciation or amortization for the reconciling items presented net, are as follows:

Useful information

A free copy of this report can be obtained by:

Writing to the following address:
TELECOM ITALIA S.p.A
Adempimenti Societari
Via Flaminia, 189
00196 Roma

Sending a fax to:
+ 39 – 0636882225
+ 39 – 0636882855
+ 39 – 0636883381

Calling:
Toll-free on 800020220 from Italy
Toll-free on 08000569030 from the United Kingdom
Toll-free on 18886892286 from the United States
These toll-free numbers are provided for Shareholder inquiries and assistance.
From other countries, the following numbers apply:
+ 39 – 0636001273 / 0636001274 / 0636001275

E-mail
affarisocietari@telecomitalia.it

Internet
User of the world wide web can access the "Annual Report 1999" and obtain information about TELECOM ITALIA and its products and services at the following address:

http://www.telecomitalia.it

TELECOM ITALIA S.p.A.
Registered office: Via Bertola, 34 – 10122 Turin, Italy
Corporate Headquarters and Secondary Office: Corso d'Italia, 41 – 00198 Rome, Italy
Capital stock: L. 7,426,157,226,000 italian lire
Registration no. in the Ordinary Section of the Company Register 286/33, at the Turin Court
VAT number and tax number: 00471850016

Graphic design
Massmedia partners srl - Milano

Photographs
Jurgen Teller

Printing
Ilte Moncalieri
on ecological paper

Printed in June 2000






TELECOM
ITALIA
www.telecomitalia.it